Form 20-F
period 2001-12-31
QIAGEN NV
filed 2002-04-02
CIK 1015820

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2001

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from     to

                         Commission File Number 0-28564
                                   QIAGEN N.V.
             (exact name of registrant as specified in its charter)

                                 The Netherlands
                 (Jurisdiction of incorporation or organization)

                                 Spoorstraat 50
                                  5911 KJ Venlo
                                 The Netherlands
                               011-31-77-320-8400
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

                            -----------------------
Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                 Title of class:
                                 ---------------
                   Common Shares, par value EUR .01 per share

                            -----------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                            -----------------------

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001 was 143,463,800.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                [X]  Yes         [_]   No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                [_]  Item 17     [X]   Item 18
--------------------------------------------------------------------------------

Exhibit Index located on Sequential page 97.

Unless the context otherwise requires, references herein to the "Company" or to "QIAGEN" are to QIAGEN N.V. and its consolidated subsidiaries.

                            -----------------------

The Company's name together with its logo is registered as a trademark in The Netherlands, the United States and a number of other countries: QIAGEN(R). Other trademarks registered in the United States - inter alia: QIAexpress(R), QIAwell(R), QIAEX(R), QIAprep(R), QIAscreen(R), QIAamp(R), QIAclean(R), QIAquick(R), Oligotex(R), RNeasy(R), BIOROBOT(R), ENDOFREE(R), R.E.A.L.(R), PolyFect(R), SuperFect(R), DNeasy(R), EFFECTENE(R), UltraFect(R), HotStarTaq(R), Catrimox(R), TGGE(R), TurboFilter(R), MagAttract(R), Masscode(R) and ROSYS(R). Registered trademarks in countries outside of the United States include:
QIA(TM), DyeEx(TM), HiSpeed(TM), Omniscript(TM), Sensiscript(TM), Targetene(TM), TransMessenger(TM), DirectPrep(TM), InhibitEX(TM), DoubleTag(TM), ImmunEasy(TM), QIABRANE(TM), PECURA(TM), ImmunEasy(TM), QuantiScript(TM), UltraSens(TM), pAlliance(TM), MinElute(TM), ProofTaq(TM) and VARISPAN(TM). Trademarks registered only in Germany: ProofStart(TM) and EverGene(TM). In 2001, five trademark applications were filed in Germany, Countries of the European Community, Japan and the United States of America for RNAprotect(TM), DNAprotect(TM), LiquiChip(TM), CryoCell(TM), and SensiChip(TM).

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

                            -----------------------


                                 EXCHANGE RATES

QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to "dollars" or "$" are to U.S. dollars, and references to the "euro" are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 22, 2002, was $0.8791 per EUR 1.

For information regarding the effects of currency fluctuations on the Company's results, see Item 5. "Operating and Financial Review and Prospects".


                            -----------------------

                                TABLE OF CONTENTS

                                     PART I

                                                                                                Page
                                                                                                ----
Item 1.    Not applicable..............................................................           4
Item 2.    Not applicable..............................................................           4
Item 3.    Key Information.............................................................           4
Item 4.    Information on the Company..................................................          11
Item 5.    Operating and Financial Review and Prospects................................          34
Item 6.    Directors, Senior Management and Employees..................................          43
Item 7.    Major Shareholders and Related Party Transactions...........................          49
Item 8.    Financial Information.......................................................          50
Item 9.    The Listing of the Company's Common Shares..................................          50
Item 10.   Additional Information......................................................          52
Item 11.   Quantitative and Qualitative Disclosures about Market Risk..................          62
Item 12.   Not applicable..............................................................          63

                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.............................          64
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds.............................................................          64

                                    PART III

Item 18.   Financial Statements........................................................          65
Item 19.   Exhibits....................................................................          65

                                     PART I

Item 1.  Not applicable

Item 2.  Not applicable

Item 3.  Key Information

         The selected consolidated financial data below should be read in conjunction with "Operating and Financial Review and Prospects" and the Consolidated Financial Statements, Notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of income data for each of the three fiscal years in the period ended December 31, 2001 and the consolidated balance sheet data at December 31, 2001 and 2000 are derived from the Consolidated Financial Statements of the Company which have been audited and reported upon by Arthur Andersen LLP, independent public accountants, and are included herein. The data presented as of and for the fiscal years ended December 31, 1998 and 1997, and the consolidated balance sheet data as of December 31, 1999, 1998 and 1997, is derived from audited consolidated financial statements not included herein.

1.       Selected Financial Data (amounts in thousands, except per share data)

The information below should be read in conjunction with the consolidated financial statements (and notes thereon) and "Operating and Financial Review and Prospects."


Consolidated Statement of Income Data:                               Year Ended December 31,
                                            -----------------------------------------------------------------------
                                               2001           2000            1999           1998           1997
                                            ---------       ---------      ---------      ---------       ---------

  Net sales                                 $ 263,770        $216,802      $ 158,155       $120,804         $75,370
  Cost of sales                                79,673          65,436         45,836         38,141          20,421
                                            ---------        --------      ---------        -------        --------
  Gross profit                                184,097         151,366        112,319         82,663          54,949
                                            ---------        --------      ---------        -------        --------
  Operating Expenses:
      Research and development                 26,769          23,372         17,813         13,432           8,250
      Sales and marketing                      64,830          54,931         39,948         32,744          23,193
      General and administrative               36,022          31,177         26,110         20,569          15,277
      Acquisition costs                         3,000           5,353              -              -               -
      In-process research and development           -               -          5,100              -               -
                                            ---------       ---------      ---------       --------        --------
           Total operating expenses           130,621         114,833         88,971         66,745          46,720
                                            ---------       ---------      ---------       --------        --------
  Income from operations                       53,476          36,533         23,348         15,918           8,229
                                            ---------       ---------      ---------       --------        --------
  Other income, net                             2,847           2,591          1,640          2,885           5,235
                                            ---------       ---------      ---------       --------        --------
  Income before provision for income
    taxes and minority interest                56,323          39,124         24,988         18,803          13,464
  Provision for income taxes                   21,896          18,085         10,950          5,489           4,157
  Minority interest                                 8              36            149            148             (31)
                                            ---------       ---------      ---------       --------        --------
  Net income                                $  34,419       $  21,003       $ 13,889       $ 13,166         $ 9,338
                                            =========       =========      =========       ========         =======

  Basic net income per common share/1/      $    0.24       $    0.15      $    0.10       $   0.09         $  0.07
                                            =========       =========      =========       ========         =======

  Diluted net income per common share/1/    $    0.24       $    0.14      $    0.10       $   0.09         $  0.07
                                            =========       =========      =========       ========         =======

  Weighted average number of common
    shares used to compute basic net
    income per common share                   142,962         142,040        140,317        139,716         137,287

  Weighted average number of common
    shares used to compute diluted net
    income per common share                   145,055         145,071        142,186        141,300         139,615


-----------------
1 Computed on the basis described for net income per common share in Note 4 of the "Notes to Consolidated Financial Statements".


Consolidated Balance Sheet Data:                                          December 31,
                                            -----------------------------------------------------------------------
                                               2001           2000            1999           1998           1997
                                            ---------       ---------      ---------      ---------       ---------
  Cash and cash equivalents                $   56,460      $   24,008      $  12,393      $   6,555       $   4,451
  Working capital                          $  119,448      $  101,527      $  57,275      $  46,235       $  38,936
  Total assets                             $  356,968      $  240,893      $ 154,331      $ 110,487       $  82,025
  Total long-term liabilities,
     including current portion             $   88,333      $   29,320      $  17,930      $   8,227       $   7,821
  Total shareholders' equity               $  212,975      $  167,356      $  96,872      $  76,230       $  56,402
  Common shares                            $    1,458      $    1,450      $   1,435      $   2,417       $   2,380
  Shares outstanding                          143,464         142,548        140,815        139,888         137,426

2.       Risk Factors

         This Annual Report and the documents incorporated herein by reference contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as "may," "will," "could," "expect," "anticipate," "estimate," "continue" or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

An inability to manage our growth or the expansion of our operations could adversely affect our business

         Our business has grown rapidly, with total net revenues increasing from $75.4 million in 1997 to $263.8 million in 2001. We have recently opened our new research and manufacturing facility in Germantown, Maryland, upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in substantial growth in the number of our employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and growth in personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may have difficulty integrating acquisitions of technologies and businesses

         During the past several years we have consummated a number of acquisitions of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. We may not be able to achieve the benefits expected from any potential acquisition in a reasonable time frame, or at all. Acquisitions would expose us to the risks associated with the:

     .    assimilation of new technologies, operations, sites and personnel;

     .    diversion of resources from our existing business and technologies;

     .    inability to generate revenues to offset associated acquisition costs;

     .    inability to maintain uniform standards, controls, and procedures;

     . inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

     .    issuance of dilutive equity securities;

     .    incurrence or assumption of debt; or

     . additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses.

Our failure to address these risks successfully could have a material adverse effect on our business.

Our operating results may vary significantly

         Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers' research and commercialization efforts, the timing of our customers' funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Our common shares may have a volatile public trading price

         The market price of the common shares since our initial public offering in June 1996 has increased significantly and been highly volatile. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

     . announcements of technological innovations or the introduction of new products by us or our competitors;

     .    developments in our relationships with collaborative partners;

     .    quarterly variations in our operating results;

     .    changes in government regulations or patent laws;

     .    developments in patent or other proprietary rights;

     . and general market conditions relating to the pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

Exchange rate fluctuations may adversely affect our business

         Since we currently market our products in over 42 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We heavily rely on air cargo carriers and other overnight logistics services

         The Company's customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, the Company heavily relies on air cargo carriers such as FedEx and UPS. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

Our continued growth is dependent on the development and success of new products

         Our continued growth is dependent on new product introductions that are well received in the market. We focus our product development efforts on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. There can be no assurance that we will be able to introduce new products or that new product releases will be successfully launched and received by our customers.

Competitors may render some or all of our products or future products noncompetitive

         Our primary competition stems from traditional separation and purification methods that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid-based separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur. We also experience, and expect to continue to experience, increasing competition in various segments of our nucleic acid-based separation business from companies providing nucleic acid-based separation products in kit form. Certain of such competitors have substantially greater financial, research and development, sales and marketing and personnel resources than we do and may have significantly more experience in developing, manufacturing, marketing and supporting new products. There can be no assurance that such companies will not develop products that are directly competitive with our current or planned products or that they will not be able to penetrate markets more rapidly than we can. To the extent that our sales depend on future sales of diagnostic or therapeutic products by our customers, we may also be adversely affected by the intense competition in the pharmaceutical and biotechnology industries. If QIAGEN is not able to maintain its technological advantage over competing products, to expand its market presence, to preserve customer loyalty and thus to compete effectively against its existing or future competitors, QIAGEN's financial condition and results of operations could be materially adversely affected.

Rapid technological change may render some or all of our technologies and products obsolete

         Extensive research and technological change characterize our business environment, and new developments are expected to continue at a rapid pace. There can be no assurance that developments by others will not render our technologies and products uneconomical or obsolete.

We depend on patents and proprietary rights that may fail to protect our business

         Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights with respect thereto. We currently own 32 issued patents in the United States, 27 issued patents in Germany and 166 issued patents in other major industrialized countries. In addition, we have approximately 235 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are continuing to evolve. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications owned by or licensed to us or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents owned by or licensed to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us.

         The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those used by us. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies and/or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require us to alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary for us to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost to us, and there can be no assurance that we would prevail in any such proceedings.

         Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

         We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There also can be no assurance that any confidentiality agreements between us and our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

         We currently engage in, and from time to time may engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

We rely on collaborative commercial relationships to develop some of our products

         Our long-term business strategy includes entering into strategic alliances or marketing and distribution arrangements with corporate partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

We have risks relating to doing business internationally

         Our business involves operations in several countries. Our current consumable and BioRobot production and manufacturing facilities are located in Germany, our instrumentation facility is located in Switzerland, and we have added, through the acquisition of the Sawady group of companies in Tokyo, and establishment of QIAGEN Operon GmbH in Cologne, our synthetic DNA production businesses in Japan and Germany. We expect to begin production of certain of our consumable products at our new facility in Germantown, Maryland in the second quarter of 2002. We also operate U.S. facilities in Alameda, California (synthetic DNA production), Valencia, California (sales and distribution), and Bothell, Washington (single nucleotide polymorphism (SNP) analyses). We also have established sales subsidiaries in Japan, the United Kingdom, France, Switzerland, Australia, Canada and Italy. In addition, our products are sold through independent distributors serving more than 42 other countries.

         Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. In the past year, we have expanded our SAP business information system that integrates our North American and European subsidiaries.

         Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of the above conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time

         Our success depends, to a significant extent, on key members of our management and scientific staff. The loss of such employees could have a material adverse effect on us. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on commercially reasonable terms, if at all

        Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

     .    our marketing, sales and customer support efforts;

     .    our research and development activities;

     .    the expansion of our facilities;

     . the consummation of possible future acquisitions of technologies, products or businesses;

     .    the demand for our products and services; and

     .    the refinancing of debt.

         In addition, we have outstanding loan facilities at December 31, 2001 of approximately EUR 70.4 million, which will become due in May 2003. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private financings of debt or equity securities. No assurance can be given that such additional financings will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity, the issuance of such securities could result in dilution to our shareholders.

Changing government regulations may adversely impact our business

         QIAGEN and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as "genetically engineered" - such as certain food and therapeutic products - are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and "cloning") have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

         Additionally, we are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

         Sales volumes of certain of our products in development may be dependent on commercial sales by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials. Such trials will be subject to extensive regulation by governmental authorities in the United States and other countries and could impact customer demand for our products.

Risk of price controls is a threat to our profitability

         The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payers are increasingly seeking to contain health care costs and to reduce the price of medical products and services. Therefore, the biotech industry, the diagnostics industry and the pharmaceutical industry, as a whole, is exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, of QIAGEN itself - could be adversely affected.

Our business exposes us to potential product liability

         The marketing and sale of nucleic acid-based products and services for certain applications entail a potential risk of product liability, and there can be no assurance that product liability claims will not be brought against us. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will in fact be adequate to protect us against any or all potential claims or losses.

Provisions of our Articles of Association and Dutch law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common shares

         Our Articles of Association (the "Articles of Association") and the applicable laws of The Netherlands contain provisions that may have anti-takeover effects. Among other things, the Articles of Association provide that our joint meeting of the Supervisory Board and Managing Board (the "Joint Meeting") may make binding nominations for the election of directors, which can only be overridden by shareholders with a two-thirds majority of the votes cast, which majority must represent more than 50 percent of the outstanding shares; that preference shares may in certain instances be issued to third parties selected by us giving such parties preferred dividend rights and placing additional votes in hands friendly to our Supervisory Board; that significant transactions such as a merger or sale of substantially all our assets can only be approved by specified super-majority votes unless such transactions were proposed to the general meeting by the Supervisory Board; and that the Articles of Association can only be amended based on a proposal of our Supervisory Board. Such provisions may have the effect of delaying, deterring or preventing a change in control that might otherwise be considered to be in the best interest of shareholders.

Our holding company structure makes us dependent on the operations of our subsidiaries

         We were incorporated under Dutch law as a public limited liability company and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of the common shares. The lending arrangement entered into by QIAGEN GmbH with Deutsche Bank in 2001, limits the amount of distributions that can be made to QIAGEN N.V. during the period the borrowings are outstanding. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

We do not anticipate paying dividends on our common shares

         We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on the common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses.

Future sales of our common shares could adversely affect our stock price

        Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2001, we had outstanding 143,463,800 common shares plus 8,231,657 outstanding stock options, of which 3,969,284 were exercisable at December 31, 2001. A total of 18,968,000 common shares are reserved for issuance under our stock option plan. All of our outstanding common shares are freely saleable except 12,206,612 shares held by our affiliates, which are subject to certain limitations on resale.

United States civil liabilities may not be enforceable against us

         We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside the United States. In addition, certain members of our Managing and Supervisory Boards, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Item 4.  Information on the Company

         QIAGEN N.V. (the Company) was incorporated on April 29, 1996 as a public limited liability company ("naamloze vennnootschap") under Dutch law as a holding company for its wholly owned subsidiaries, and has its legal seat in Venlo, The Netherlands. The Company's principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and its telephone number is +31 77 320 8400. Parties within the United States may also contact QIAGEN, Inc. in Valencia, California at 800-426-8157 to obtain information.

         The Company's wholly owned subsidiaries include as of
         February 15, 2002:
         .    QIAGEN GmbH (Germany),
         .    QIAGEN Ltd. (England),
         .    QIAGEN AG (Switzerland),
         .    QIAGEN S.A. (France),
         .    QIAGEN Pty. Ltd. (Australia),
         .    QIAGEN Inc. (Canada),
         .    QIAGEN K.K. (Japan)
         .    QIAGEN S.p.A. (Italy),
         .    QIAGEN Instruments AG, formerly Rosys Instruments AG
              (Switzerland),
         .    QIAGEN Operon GmbH (Germany),
         .    Sawady Technologies Co., Ltd. (Japan), and
         .    QIAGEN North American Holdings, Inc. (United States).

QIAGEN North American Holdings, Inc. was established on February 24, 2000, and wholly owns the subsidiaries QIAGEN, Inc. (United States), QIAGEN Sciences, Inc. (United States), QIAGEN Genomics, Inc. (United States), and QIAGEN Operon, Inc. (United States).


         Equity investments of the Company include as of February 15, 2002:
         .    PreAnalytiX GmbH (50%)
         .    QE Diagnostiksysteme GmbH (50%)

         As of February 15, 2002, the Company had three facilities under construction. The Company's new research and manufacturing facility, QIAGEN Sciences, Inc., located in Germantown, Maryland, is almost complete and manufacturing activities are anticipated to begin during the second quarter of 2002. This new facility has been primarily financed with intercompany loans and long-term debt. Construction on two new German facilities (a production building and an administrative building) commenced in October 2000, with estimated completion in the third quarter of 2002. The estimated cost for these facilities is approximately EUR 54.0 million (approximately $48.1 million) and will be financed with long-term bank loans. During 2001, the Company obtained new loan facilities allowing the Company to borrow up to a total of EUR 100.0 million (approximately $89.0 million).

         On March 31, 2001, the Company completed the acquisition of the Sawady Group of companies located in Tokyo, Japan in a transaction accounted for as a pooling of interests. Under the terms of the agreement QIAGEN N.V. issued 854,987 shares of its common stock, valued at the time of the closing at approximately $18.0 million, in exchange for all of the outstanding capital stock of Sawady Technology Co., Ltd., Omgen Co., Ltd. and a majority position of 55 percent in Accord Co., Ltd., the three companies comprising the Sawady Group of companies. The Sawady Group of companies was managed and structured as one organization, but was organized as three companies to meet the tax planning and other preferences of its shareholders. In connection with this merger, the Company recorded acquisition and related charges of approximately $3.0 million, which include approximately $1.0 million of direct transaction costs (primarily legal and other professional fees) and approximately $2.0 million of expenses primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices. In October 2001, Omgen Co., Ltd. was merged into Sawady Technology Co., Ltd. The Company believes that the Sawady Group has built a very strong reputation and position as the second largest supplier of synthetic nucleic acids in Japan. The Company intends to leverage QIAGEN Operon, Inc.'s technology-leading position in synthetic nucleic acids with the strong market position that the Sawady Group has created in Japan to address this rapidly expanding market. QIAGEN believes that the worldwide market for synthetic nucleic acid products is growing rapidly.

         In January 2001, the Company purchased the 40 percent ownership of QIAGEN K.K. held by the minority shareholder for JPY 4,000,000 (approximately $35,000).

         On June 30, 2000, the Company sold its 50 percent equity ownership in Rosys, Inc.

         On June 29, 2000, the Company completed the acquisition of the shares of Operon Technologies, Inc., since renamed QIAGEN Operon, Inc. (Operon), a recognized leader in the area of high-end and added-value synthetic DNA, as well as in the area of tools building on synthetic DNA expertise, such as synthetic genes and DNA microarray tools. Operon is located in Alameda, California. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests. Operon shareholders received 2,392,432 shares of QIAGEN common shares (approximately $104 million at the time of acquisition) for all outstanding shares of Operon stock. Using Operon's leading U.S. technology and market position in high-quality, high-precision, and high-throughput synthetic nucleic acids as well as opportunities for new and powerful joint products, QIAGEN expects significant expansion into the dynamic areas of today's genomics and genetic analysis markets. QIAGEN Operon GmbH in Cologne, Germany commenced operations in 2001 to provide European customers with the same products offered by Operon in the U.S.

         On June 1, 2000, the Company established a new sales subsidiary, QIAGEN S.p.A., located in Milan, Italy. In February, 2000, the Company established two new U.S. subsidiaries: QIAGEN North American Holdings, Inc., a company established as a holding company for the U.S. subsidiaries, and QIAGEN Sciences, Inc., the Company's new North American manufacturing and research and development headquarters located in Germantown, Maryland.

Business Overview

         QIAGEN believes, based on the nature of its products and technologies and on its United States and European market shares as supported by independent market studies, that it is the world's leading provider of innovative enabling technologies and products for the separation and purification of nucleic acids. Since 1986, the Company has developed and marketed a broad range of proprietary products for the academic and industrial research market. The increased understanding of nucleic acid structure and function combined with the development of technologies such as Polymerase Chain Reaction (PCR) have resulted in a rapid expansion in the potential uses of nucleic acids beyond the research market into developing commercial markets. These include (1) genomics,
(2) nucleic acid-based molecular diagnostics, and (3) genetic vaccination and gene therapy. The Company believes that by targeting its enabling nucleic acid separation and purification technologies to numerous participants in each of these developing commercial markets, it will optimize and diversify its opportunities for growth. QIAGEN has experienced significant growth in the past, and since January 1, 1999, has had compounded annual growth through December 31, 2001 of approximately 30% in net sales and 38% in net income, after acquisition charges.

         QIAGEN's objective is to expand its leadership position by employing the following strategies: (1) to expand its leadership in the research market and to leverage such leadership to diversify its opportunities for future growth into an array of developing commercial markets, (2) to maintain and further expand technology leadership by investing significant resources in research and development and through strategic acquisitions (3) to provide a comprehensive portfolio of products for specific nucleic acid handling, separation and purification applications, (4) to accelerate consumable sales through new automation product lines, and (5) to emphasize customer contacts and service.

1.       Industry Background

         Nucleic acids are the fundamental regulatory molecules of life. They take two basic forms, DNA and RNA, that contain and convey the instructions that govern all cellular activities, including protein manufacture and cell reproduction. DNA and RNA consist of linear strands of nucleotide bases, the specific sequences of which constitute the genetic information in the cell. The unique genetic blueprint for all living organisms, from bacteria to human beings, is encoded in the DNA, which is organized into functional units called genes. In order for a cell to read the genetic blueprint, the genetic information encoded in the DNA must first be copied to RNA, which is then used as the template for protein production. Proteins carry out the cellular functions encoded in the RNA copy of the DNA. Any defect or mutation in the sequence of nucleotide bases in the DNA or RNA can disrupt cell or protein function and lead to disease.

         Over the past 20 years, developing a better understanding of the fundamental role of nucleic acids in regulating life at the cellular level has been a major focus of basic molecular biology research. In the 1980's, the biotechnology and pharmaceutical industries used the results of this research to develop therapeutic recombinant proteins such as insulin, interferon, and human growth hormone. Major advances continue to be made in the development of technologies to isolate specific nucleic acids, identify their sequences and structures, and determine their functions. Basic molecular biology research is currently conducted in more than 40,000 academic and commercial laboratories worldwide. An example of a major international initiative in this area is the Human Genome Project with an estimated cost of more than $3 billion. This project, the first phase of which was completed in 2000, involves several hundred academic, governmental, and industrial research laboratories all working to determine the sequence of the approximately 3 billion nucleotide bases which comprise the human genome, in order to identify the functional genes in the human body. Over 400 similar genome sequencing projects are currently underway for many clinically relevant bacteria, fungi, and parasites, as well as plants and animals, with those of the fruit fly Drosophila melanogaster and the flowering plant Arabidopsis thaliana, both widely used as model organisms, completed in 2000. The increased understanding of nucleic acid structure and function, coupled with the expanding use of innovative technologies such as PCR, has created significant potential for the use of nucleic acids in a broad array of therapeutic and diagnostic applications.

         These new potential applications have resulted in emerging commercial markets for nucleic acid-based technologies and products, including: (1) DNA sequencing and gene-based drug screening (genomics), (2) nucleic acid-based molecular diagnostics, and (3) genetic vaccination and gene therapy. DNA sequencing determines the specific order of nucleotide bases and is used to identify and understand the regulation and function of genes and their relationship to diseases such as obesity and type II diabetes. This understanding facilitates gene-based drug development, a more targeted development of drugs that may have the ability to affect the regulation and function of the genes themselves. Nucleic acid-based molecular diagnostics represent a new generation of technologies for applications such as genetic "fingerprinting" and the detection of genetic or infectious diseases such as tuberculosis and hepatitis. Targeting the unique nucleic acid sequence of disease-causing agents offers significantly greater specificity and sensitivity than current immunoassay approaches. Commercial development in this area has been advanced by the availability of amplification technologies such as PCR, which exponentially increase the quantity of the target nucleic acid sequence, enhancing detection. Genetic vaccination and gene therapy are applications under development which may eventually lead to the prevention and treatment of diseases by using nucleic acids themselves as vaccines and drugs. In genetic vaccination, diseases such as hepatitis, AIDS, and influenza may be combated using a nucleic acid sequence as the vaccine, instead of using a recombinant protein or an inactivated infectious agent. Medical researchers believe that through gene therapy, diseases such as cancer, diabetes, asthma or coronary artery disease may someday be cured by replacing disease-causing genes with genes containing the correct DNA sequences.

         Molecular biology research and its related developing commercial markets all require highly pure nucleic acids. The availability of pure nucleic acids is critical for the reliability and reproducibility of molecular biology experiments in both academic and industrial research laboratories, for the accuracy of results in nucleic acid-based molecular diagnostics, and for the safety of nucleic acid-based vaccines and drugs for human use. Nucleic acids are fragile molecules, which must be rapidly isolated from other cellular components in order to maintain their structural integrity and biological activity, making the separation and purification of nucleic acids a complex and sensitive process. Current separation and purification methods can be divided into three basic steps: (1) cell lysis, in which cells are broken open to release the nucleic acids, (2) clearing of the lysate, which involves the removal of insoluble cellular debris from the soluble nucleic acids, and (3) purification, which involves the separation of the target nucleic acids from other soluble contaminants.

         There are several traditional methods to perform each of the three steps required for nucleic acid separation and purification. Cell lysis can be achieved either mechanically or with chemicals, followed by clearing of the lysate, usually by centrifugation. Purification of the nucleic acids can be performed through a variety of methods, which can be used either alone or in combination, depending on the requirements of the application. The traditional purification methods are phenol extraction, cesium chloride density gradient centrifugation, and precipitation. Phenol extraction is the most commonly used traditional method for nucleic acid purification. Although this method uses inexpensive materials, it is time consuming and labor intensive, requires considerable technical skill, uses hazardous reagents which are increasingly expensive to dispose of, and produces only medium-purity nucleic acids. Cesium chloride density gradient centrifugation is used to prepare large amounts of highly pure DNA. However, this method requires two time consuming rounds of separation (24-48 hours in total) in expensive ultracentrifuge equipment, demands substantial technical skill, and involves the use of hazardous reagents. Precipitation is often used to separate nucleic acids from proteins and other contaminants by centrifugation, using chemicals that render either the nucleic acids or the contaminants insoluble. This procedure is fast, inexpensive, and suitable for high-throughput processing, but provides very crude separation and therefore limited purity.

         Each of these traditional methods, whether used alone or in combination, has significant limitations. High purity can only be achieved by using hazardous reagents and expensive equipment, while the more convenient and safe methods suitable for high-throughput processing result in reduced purity.

2.       Technical Overview of QIAGEN

Nucleic Acid Separation and Purification Technologies

         QIAGEN has developed a core set of technologies to provide a comprehensive approach to the nucleic acid separation and purification process. These technologies can be used alone or in combinations to achieve the best solution for a given application. In particular, the Company's proprietary technologies for solid-phase anion-exchange purification and selective adsorption to silica particles or membranes significantly enhance the purification step, the most difficult, critical, and labor intensive step in the nucleic acid separation and purification process. QIAGEN believes that its technologies represent substantial advances in the speed, reliability, and ease of use of nucleic acid separation and purification procedures and the purity and yield of the resulting nucleic acids.

         Solid-Phase Anion-Exchange Technology. QIAGEN's patented anion-exchange technology was specifically developed for nucleic acid purification. This technology involves selective binding of nucleic acids to a macroporous silica particle coated with a very high density of positively charged anion-exchange groups. Nucleic acids bind tightly to this surface, which allows contaminating substances to be efficiently washed away. After washing, the binding is selectively reversed to release different classes of ultrapure DNA or RNA. QIAGEN believes that its anion-exchange technology is widely viewed as state-of-the-art for obtaining ultrapure nucleic acids. QIAGEN's anion-exchange technology also offers the additional benefits of convenience, speed, reproducibility, and high yield. Techniques that require the use of ultrapure nucleic acids include transfection, microinjection, and gene therapy research. QIAGEN's anion-exchange technology is employed in a number of its products, including QIAGEN(R) Plasmid Kits, QIAfilter(R) Plasmid Kits, EndoFree(R) Plasmid Kits, and QIAwell(R) Plasmid Kits. (See "QIAGEN Products" below for specific product discussions.)

         QIAGEN has also developed a new anion-exchange resin, QIAGEN Anion-Exchange Resin HS, with a higher binding capacity for nucleic acids. This development in conjunction with a new tip design, the QIAprecipitator unit, which allows recovery of DNA without centrifugation, and the QIAfilter unit (see "Filtration" below) allows a significantly faster purification procedure. These technologies are used in HiSpeed(TM) Plasmid Kits, the first of which was launched in 2000. The Company believes that these kits provide the fastest procedure currently available for isolation of large amounts of ultrapure DNA.

         Selective Adsorption to Silica Particles or Membranes. QIAGEN's proprietary silica-gel technology is based on the ability to selectively and efficiently adsorb specific types of nucleic acids to silica-gel particles or membranes in order to separate them from contaminating substances. This technology is particularly suitable for use in molecular biology applications where price, speed, and throughput are more important than ultrapurity, such as DNA minipreparations and DNA cleanup for screening, cloning, and PCR. QIAGEN employs this technology in a number of its products, including QIAprep(R), QIAwell; QIAamp(R), QIAquick(R), MinElute(TM), QIAEX(R), DNeasy(R), and RNeasy(R) Kits. QIAGEN has also developed silica-coated magnetic beads and new cell lysis chemistries to allow streamlined automated purification of nucleic acids using silica-based technology. This technology is employed in MagAttract(TM) 96 Miniprep Kits, the first of which was launched in 2001, and is particularly useful for high-throughput genomics and screening. In October of 1997, Organon Teknika, B.V. granted QIAGEN a world-wide, non-exclusive license to develop, manufacture, and market products for nucleic acid purification under its `Boom' patents (U.S. 5,234,809, and corresponding patents or applications). The license allows QIAGEN to sell products including technologies under these patents in all markets and for all applications, with no field-of-use limitations. The Company believes that the `Boom' patent portfolio covers a simple, rapid, and flexible nucleic acid purification technology which in combination with silica-based and other technologies proprietary to QIAGEN can create a highly efficient and automatable package for a range of nucleic acid purification applications for research, genomics, and molecular diagnostic purposes.

         Cationic Detergent Technology. Cationic detergents stabilize samples, increasing the reliability and potential of nucleic acid-based molecular diagnostics, particularly assays based on RNA, which is highly unstable. Cationic detergent technology also allows for efficient purification of nucleic acids and is ideal for a clinical environment since it is non-hazardous. QIAGEN has acquired issued and pending patents for a novel cationic detergent technology which performs two important functions in DNA and RNA isolation. When added to plasma, blood, or other clinical specimens, it causes cells, viruses, and bacteria to break open and then forms insoluble complexes with the released DNA and RNA. These DNA and RNA complexes are protected from degradation and can be safely transported or stored. The DNA and RNA are easily recovered from these complexes and immediately ready for use in diagnostic and other reactions.

         Filtration. QIAGEN has introduced proprietary rapid filtration technology for clearing of the lysate in a single step process that takes just five minutes. The filtered cell lysate containing nucleic acids can then be immediately purified using QIAGEN's anion-exchange or silica-gel-membrane technologies. QIAGEN's filtration technology replaces the time-consuming centrifugation process, which is difficult to automate and does not allow high-throughput sample processing. QIAGEN employs filtration technology in its QIAfilter, TurboFilter, and R.E.A.L.(TM) products, which substantially increase productivity in DNA sequencing and nucleic acid-based molecular diagnostics where high-throughput nucleic acid purification is required, as well as in large-scale production of nucleic acids for genetic vaccination and gene therapy. The R.E.A.L. product line was expanded in 2001 with the introduction of a kit that allows semi-automated purification of plasmid DNA in a 384-well format for very high-throughput requirements. Filtration technology is also used in some protein purification products.

         Magnetic Particle Technologies. Magnetic particle-based products uniquely combine requirements in the rapidly growing genomics, proteomics and cellomics markets. Certain forms of cell separation and protein separation required in cellomics and proteomics are closely linked with nucleic acid purification, in both research and clinical applications. Therefore, products which link the technologies will offer significant advantages for users in these markets, who will benefit all the more because the products will be optimized to share the same QIAGEN BioRobot automation platforms. Magnetic particles are seen by QIAGEN to have applicability in certain segments of nucleic acid purification and have therefore already been one of many technologies incorporated in the broad portfolio of QIAGEN nucleic acid purification products today.

         Hybrid Capture on Polystyrene-Latex Beads. QIAGEN has obtained a worldwide (except for Japan) exclusive license for a patented technology for hybrid capture on polystyrene-latex beads. Hybrid capture allows isolation of specific nucleic acid sequences directly from a crude biological sample containing a variety of nucleic acids and other contaminants by hybridization to a complementary sequence attached to an insoluble particle. Hybrid capture on polystyrene-latex beads is an innovative system which, in comparison to traditional hybrid capture on cellulose, increases both the speed and efficiency of purification of specific nucleic acid sequences. The most typical application for hybrid capture is the isolation of mRNA. QIAGEN applies this technology in its Oligotex(R) Kits.

         Endotoxin Removal. QIAGEN has developed a proprietary system that incorporates effective endotoxin removal into the purification process. Endotoxins are produced in bacteria and often appear in trace amounts in purified nucleic acids, since they cannot be effectively removed by most nucleic acid purification systems. Although low-level endotoxin contamination has little or no effect on most molecular biology procedures, even trace amounts can induce toxic reactions in humans. Therefore, nucleic acids for human use must be endotoxin-free. QIAGEN's selective endotoxin removal technology uses a special reagent system in conjunction with the Company's anion-exchange resin and reduces endotoxin contamination of nucleic acids to a level well below the maximum level allowed by the FDA for use in genetic vaccination and gene therapy. QIAGEN employs this technology in its line of EndoFree Plasmid Kits and its contract non-cGMP and cGMP DNA production services.

         RNA Stabilization. QIAGEN has acquired and developed a technology portfolio covering the use of certain cationic detergents for the stabilization and purification of nucleic acids from certain samples. QIAGEN also acquired a non-exclusive license from AMBION, Inc. for RNAlater technology, which allows stabilization of RNA in animal cells and tissues for reliable gene-expression and gene-profiling analysis. These technologies are used in a new product range -- RNeasy Protect Kits -- that was launched in 2000. A new product line, RNeasy Protect Bacteria Kits, was released in 2001. RNA stabilization technology is also used in the PAXgene(TM) Blood RNA System from PreAnalytiX, a joint venture between BD and QIAGEN that provides integrated and standardized systems for the collection and stabilization of clinical samples together with efficient methods for nucleic acid isolation. The PAXgene Blood RNA System, which is the first PreAnalytiX(TM) product line, was launched in 2001. Stabilization of RNA within biological samples is especially important for the molecular diagnostics market. These products are also used in the molecular biology research market.

Other Technologies

         PCR Amplification and Reverse Transcription. QIAGEN has obtained an exclusive license for the use of a novel reagent for the optimization of PCR amplification, and has developed a proprietary PCR buffer that increases the robustness of the amplification process and makes it less sensitive to variable factors and contaminants. The Company acquired a non-exclusive license to sell reagents for PCR to the research market in November 1995. PCR amplification is one of the most widely used techniques in molecular biology research, and is an important technology for the development of the nucleic acid-based molecular diagnostics market. QIAGEN employs its PCR enhancement technologies in its Taq DNA Polymerase, HotStarTaq(TM) DNA Polymerase, and Q-solution products. In 2001, QIAGEN launched ProofStart(TM) DNA Polymerase for high-fidelity PCR, an application in which highly accurate DNA amplification is required. To address the needs of researchers transcribing RNA into DNA for PCR analysis, QIAGEN has developed two recombinant reverse transcriptase enzymes, Omniscript(TM) and Sensiscript(TM), from a new source. The Company also introduced the QIAGEN OneStep RT-PCR Kit which combines its reverse transcriptase and HotStarTaq DNA Polymerase enzymes with a novel patent-pending buffer system to provide a complete RT-PCR assay system. Real-time PCR, a relatively new PCR-based technique that allows quantification of target DNA or RNA species, is becoming more and more widely used in both molecular biology research and clinical diagnostics. To address this field, in 2001 QIAGEN launched the QuantiTect(TM) SYBR(R) Green PCR and RT-PCR System, which incorporates HotStarTaq DNA Polymerase, an optimized blend of Omniscript and Sensiscript RT, and a specifically designed buffer. The QuantiTect SYBR Green PCR and RT-PCR System can be used with any real-time PCR cycler for accurate quantification of DNA, cDNA, and RNA targets, and is an important new line that addresses a rapidly expanding market.

         Transfection. The Company has obtained exclusive licenses for several patented technologies for high-efficiency transfection of DNA and RNA into cultured eukaryotic cells. Transfection is the process by which foreign nucleic acids are transferred into living cells. The efficiency of the transfection process is heavily dependent upon the purity of the nucleic acid, the nature of the cells, and the type of transfection reagent used, and poor transfection efficiencies can result in weeks of wasted time. The novel activated dendrimer technology licensed to QIAGEN is employed in the Company's PolyFect(R) and SuperFect(R) Transfection Reagents. The Company's other two transfection reagents, Effectene(R) and TransMessenger(TM) Transfection Reagents, are based on a novel lipid formulation technology licensed exclusively to QIAGEN. PolyFect, SuperFect, and Effectene Reagents are designed for transfection of different types of cells with DNA, while TransMessenger Reagent, launched in 2001, is the first reagent specifically developed for transfection of cells with RNA. All reagents provide increased transfection efficiency in many cell types compared to traditional transfection methods and decrease the amount of cell death during the transfection process. With these two transfection technologies, QIAGEN believes it addresses the needs of researchers transfecting a wide range of cell types with either DNA or RNA.

         Metal Chelate Affinity Chromatography. QIAGEN has obtained an exclusive license for a patented affinity purification system for recombinant proteins, which allows rapid one-step purification of proteins labeled with a specific affinity "tag." QIAGEN's proprietary metal chelate affinity chromatography system uses a patented high affinity chelating ligand (the NTA ligand), which provides highly efficient detection and purification of specific recombinant proteins carrying an affinity tag. These tagged recombinant proteins can be produced with the Company's proprietary bacterial expression system or any other expression system. QIAGEN believes that the high affinity of its NTA ligand provides significant advantages over other metal chelate systems in terms of purity, speed and convenience. QIAGEN has developed additional NTA metal chelate affinity systems for color-based detection of specific recombinant proteins, and for directional immobilization of antigens onto solid surfaces for screening purposes. QIAGEN employs this technology in its line of QIAexpress products. In 2001, the Company expanded its expression (see "DNA Cloning", below) and detection systems for tagged recombinant proteins, and introduced a new system for efficient removal of the tag for certain applications. This new system, the TAGzyme(TM) System, employs technology obtained from an exclusive license.

         DNA cloning. QIAGEN has obtained a license for UA cloning technology, which allows insertion of a PCR product into a plasmid DNA vector for subsequent experiments. DNA cloning is a widely used, routine technique in molecular biology. UA cloning technology offers advantages over other DNA cloning technologies, such as a faster procedure, and is used in the plasmid DNA vectors supplied in the QIAexpress UA Cloning Kit and QIAGEN PCR Cloning Kits. The Company has also obtained a license for highly competent bacterial cells, which are used as part of the cloning procedure. These cells are provided with QIAGEN PCR Cloningplus Kits to further address the needs of researchers performing such experiments. QIAGEN has additionally obtained a license for, and further developed, a DNA vector that allows expression of proteins in E. coli, insect, and mammalian cells, the three most popular systems for protein expression.

         Masscode(TM) System. Through the acquisition of Rapigene, Inc. (now QIAGEN Genomics, Inc.), QIAGEN has acquired the patents to Masscode Cleavable Mass Spectrometry Tag technology. This is the first new DNA tagging technology since the discovery of four-color fluorescence. Unlike fluorescence, which is limited to 4-8 analyses at a time, Masscode tags are capable of providing hundreds of simultaneous measurements. In the field of genomic analysis, use of Masscode technology coupled with a standard single-quadrupole mass spectrometer allows over 40,000 measurements to be made per day per instrument. This technology provides highly reliable, reproducible, and cost-efficient SNP genotyping, at what QIAGEN believes to be an unmatched speed and quality. The technology is validated and offered world-wide as a service by QIAGEN Genomics, Inc. to leading pharmaceutical, agricultural, and genomics companies, as well as academic centers. In addition, QIAGEN Genomics, Inc. has built a range of enabling technologies that can create further powerful packages in combination with certain of QIAGEN's products. These include innovative, enabling technologies that increase the efficiency of handling of nucleic acid microarrays, also known as biochips, and technologies that dramatically improve and control the hybridization reactions incorporated in many types of DNA assays including biochips.

         Synthetic DNA. Through the acquisition of California-based Operon Technologies, Inc. in June, 2000, QIAGEN has acquired a technology platform for massive parallel, high-throughput DNA synthesis which offers significant advantages for primer and probe synthesis as well as "longmer" synthetic nucleic acids of up to 100 bases that can be used for construction of synthetic DNA genes, full-length genes, or enhanced DNA microarray tools. Based on a better binding affinity, QIAGEN Operon's high-throughput synthesis technology platform allows the manufacture of synthetic nucleic acids at unparalleled speed, cost, and quality. A second production site in Germany commenced operations in 2001.

         Resonance Light Scattering. Licensed by QIAGEN from Genicon Sciences Inc. RLS Technology is an ultra-sensitive signal generation, multi-application platform and detection technology for the simple and efficient detection, measurement and analysis of biological interactions. By using these proprietary "nano-sized" particle labels that specifically bind to targeted molecules, minimal sample amounts of targeted nucleic acids and proteins can be measured by simple, low cost white light source-based instrumentation. The ultra-high sensitivity of RLS Technology allows researchers to access novel biological information and avoid time-consuming, expensive and information-distorting amplification procedures such as PCR.

         Planar Waveguide (PWG) Technology. Licensed by QIAGEN from Zeptosens AG, this technology allows the use of minimal sample amounts for analysis of the differential expression pattern of genes that are expressed at very low levels. Its extremely high sensitivity allows users to avoid cumbersome, expensive, and information-distorting amplification procedures such as PCR. The PWG Chip and the reader systems are combined with certain of QIAGEN's leading nucleic acid separation, purification, and handling technologies to form a complete, integrated analysis line for microarray experiments.

3.       QIAGEN's Products

         QIAGEN offers over 300 products, which include a broad range of consumables as well as instruments and services, for a variety of applications in the separation, purification, and subsequent use of nucleic acids. These products enable QIAGEN's customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. Major applications for the Company's consumable products are plasmid DNA purification; nucleic acid transfection; RNA stabilization and purification; genomic and viral nucleic acid purification (principally for PCR); PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; and DNA cloning. QIAGEN offers most of these products in kit form to maximize customer convenience and reduce user error. These kits contain QIAGEN's proprietary disposable separation and purification devices and/or other proprietary technologies, all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit includes devices and reagents for a number of preparations ranging from one to one thousand. Each kit is covered by the Company's quality guarantee. QIAGEN's BioRobot(R) Systems perform automated nucleic acid preparation and reaction set-up, providing customers with the ability to perform high-throughput and reliable DNA sample preparation and other laboratory tasks. QIAGEN also offers custom services, including SNP genotyping and analysis, DNA sequencing, and non-cGMP and cGMP DNA production on a contract basis. In addition, the Company offers specialized products for protein expression, purification, detection, and analysis, as well as for immunization for production of antibodies. These products complement the Company's nucleic acid separation and purification technologies and products.

Consumable Nucleic Acid Separation and Purification Products

         QIAGEN offers a wide range of consumable nucleic acid separation and purification products based on its platform of proprietary technologies. These are targeted to a number of nucleic acid purification applications and markets as set forth below.

         Plasmid DNA Purification. Plasmid DNA purification is the most common and basic technique in molecular biology, encompassing a wide range of quality, throughput, and pricing needs. Plasmid DNA is a small circular piece of bacterial DNA capable of moving from one cell to another. This property, in conjunction with an ability to acquire new pieces of genetic information (recombination), makes plasmid DNA a basic prerequisite for cloning, sequencing, transfection, and many other molecular biology applications.

         QIAGEN offers a wide range of products for plasmid DNA purification, each tailored to the needs of a specific application. For convenient, large-scale preparation of ultrapure plasmid DNA, the Company offers QIAGEN, QIAfilter, and EndoFree Plasmid Kits, which are based on the Company's proprietary anion-exchange, filtration, and endotoxin removal technologies. In 2000, QIAGEN introduced the first HiSpeed Plasmid Kit, which has a newly developed anion-exchange resin and tip design as well as QIAfilter technology for clearing cell lysates and new QIAprecipitator(TM) technology for recovering DNA without the need for centrifugation, making the purification procedure significantly faster. Kits for purification of ultrapure plasmid DNA are used in the molecular biology research, DNA sequencing, and genetic vaccination and gene therapy research markets, and range in price from $155 to $1,362 per kit. QIAGEN believes that future applications for these products will be large-scale plasmid purification for the commercial genetic vaccination research and gene therapy research markets.

         QIAGEN offers a comprehensive range of products for plasmid DNA minipreparations (purification of small amounts of DNA). QIAwell Plasmid Kits, based on the Company's anion-exchange and filtration technologies, are available in 8-well and 96-well formats for high-throughput minipreparations of ultrapure plasmid DNA for transfection, sequencing, and other sensitive molecular biology applications. QIAprep Miniprep Kits, based on the Company's proprietary silica-gel-membrane and filtration technologies, are available in single column, 8-well, and 96-well formats for low- to high-throughput minipreparations of high-purity plasmid DNA for standard molecular biology applications such as sequencing, cloning, and PCR. R.E.A.L. Prep 96 and microR.E.A.L. Prep 384 Plasmid Kits use the Company's filtration technology to provide fast and economical minipreparations for very high-throughput screening and DNA sequencing projects. The MagAttract 96 Miniprep System, released in 2001 and based on the Company's proprietary silica, cell lysis, and magnetic bead technologies, allows fully automated, high-throughput plasmid DNA purification for high-throughput genomics and screening applications. QIAGEN minipreparation products range in price from $60 to $3,400 per kit. QIAGEN believes that applications for these products will expand with the development of molecular biology research, DNA sequencing, and genomics markets.

         Genomic and Viral Nucleic Acid Purification. Reliable clinical diagnostics and genetic analysis require reproducible preparation of genomic and viral nucleic acids as the templates for the PCR amplification process that frequently precedes a diagnostic procedure. For purification of these nucleic acids from starting materials such as blood, tissue, mucus, or stool, QIAGEN offers a comprehensive range of QIAamp Kits, which use its silica-gel-membrane technology and proprietary cell lysis procedures. These products are available in both single column and 96-well formats and are used in the molecular biology and molecular diagnostic research markets. They range in price from $94 to $2,075 per kit. QIAGEN believes that future applications of these products for PCR template purification will expand significantly with the commercialization of the nucleic acid-based molecular diagnostics market and will include gene-based drug screening.

         RNA Stabilization and Purification. RNA purification requires rapid and efficient removal of contaminants that can destroy fragile RNA molecules. For rapid RNA purification, QIAGEN offers the RNeasy(R) product line, which uses its silica-gel-membrane technology in both single column and 96-well formats. For specific purification of mRNA, QIAGEN offers Oligotex Kits based on its proprietary technology for hybrid capture on polystyrene-latex beads. These products are used in the molecular biology and molecular diagnostic research markets and range in price from $90 to $957 per kit.

         In 2000 QIAGEN introduced the first in a series of planned products that allow stabilization of RNA within biological samples, which is especially important for the molecular diagnostics market. RNA becomes extremely unstable once a biological sample is harvested, as expression of some genes is induced by the collection (leading to more RNA for those genes) and other RNA species become degraded after collection. Immediate stabilization of the RNA and preservation of the RNA expression pattern is therefore a prerequisite for accurate gene-expression analysis. RNeasy Protect Kits, launched in 2000, combine RNeasy and RNAlater(TM) technologies. The latter technology, for which the Company acquired a non-exclusive license from AMBION, Inc., allows stabilization of RNA in animal tissues for reliable gene-expression and gene-profiling analysis. RNAlater RNA Stabilization Reagent is also available as a separate product for sample stabilization, and can be used in conjunction with all RNA purification kits available from QIAGEN. In 2001, QIAGEN introduced a new product line that allows stabilization of RNA in bacterial cells -- RNeasy Protect Bacteria Kits. These products are used in the molecular biology and molecular diagnostic research markets and range in price from $47 to $951 per kit. PreAnalytiX, a joint venture between BD and QIAGEN that provides integrated and standardized systems for the collection and stabilization of clinical samples together with efficient methods for nucleic acid isolation, released its first product line in 2001 -- the PAXgene Blood RNA System. Blood samples are collected in PAXgene Blood RNA Tubes, in which they can be stored or transported at room temperature without RNA degradation or gene induction, and RNA is isolated from the sample using a standardized procedure. This new system is particularly relevant to the pharmaceutical industry and the clinical research market, and kits are priced between $160 and $600. QIAGEN believes that applications for its RNA stabilization and purification products will expand significantly as the molecular diagnostics market adopts nucleic acid-based testing.

         DNA Cleanup. DNA cleanup products are used to remove reagents and contaminants, such as primers, nucleotides, and enzymes, from DNA fragments amplified by PCR or modified by other enzymatic reactions before they are used in cloning, sequencing, microarray analysis, or other downstream applications. QIAGEN offers a range of QIAquick and QIAEX Kits in single column, 8-well, and 96-well formats for specific cleanup applications. In 2000, QIAGEN launched a new range of cleanup kits, MinElute Kits, which use a new spin-column design developed at QIAGEN to allow elution of DNA fragments in a much lower volume than previously possible. MinElute, QIAquick, and QIAEX Kits are based on QIAGEN's silica-gel technology and are used in the molecular biology research, DNA sequencing, and molecular diagnostic research markets. These kits range in price from $78 to $600 per kit. QIAGEN also offers DyeEx(TM) Kits -- available in single column and 96-well formats -- for cleanup of sequencing samples prior to analysis. These kits are used in the molecular biology research and DNA sequencing markets, and range in price from $110 to $1,450 per kit. QIAGEN believes that applications for its DNA cleanup products will expand as the microarray, DNA sequencing and molecular diagnostics markets continue to develop.

Consumable Enzymes and Reagents

         PCR and RT Enzymes and Reagents. PCR and reverse transcription (RT), and RT-PCR have become a widely used tool for amplification of nucleic acids in molecular biology, making them easier to detect. As a result, a profitable market segment has developed for companies licensed to sell products covered by PCR-related patents. In November 1995, the Company acquired a non-exclusive license from Hoffmann-La Roche for the use, production, and sale of enzymes and reagents required for PCR in the research market. This license allows QIAGEN to market kits that include its existing products for pre-PCR sample preparation and post-PCR DNA cleanup bundled with PCR enzymes and reagents. The Company believes it is well situated to penetrate the rapidly growing PCR research market by capitalizing on its leadership position in sample preparation and its reputation for innovative and high quality products. The PCR license therefore allows the Company to offer customers in the research market a fully integrated solution to their nucleic acid purification and amplification needs. QIAGEN launched its first two PCR products in November 1996 and has followed this with a range of additional kits for standard and specialized PCR applications, including the launch in 2001 of a new high-fidelity DNA polymerase that allows highly accurate DNA amplification. The Company's PCR products range in price from $88 to $1,664 per kit. QIAGEN has also entered the reverse transcription
(RT) market. RT is the process by which RNA is transcribed into DNA for subsequent analysis, most frequently PCR analysis. QIAGEN offers a line of enzymes and kits for RT and RT-PCR, including a new one-step RT-PCR kit launched in 2000, which range in price from $42 to $623 per kit. Real-time PCR, a new PCR-based technique that allows quantification of target DNA or RNA species, is becoming more and more widely used in both molecular biology research and clinical diagnostics. To address this field, in 2001 QIAGEN launched the QuantiTect SYBR Green System, which incorporates the Company's PCR and RT enzymes and reagents. This system can be used with any real-time PCR cycler for accurate quantification of DNA, cDNA, and RNA targets, and is an important new line that addresses a rapidly expanding market. Kits range in price from $330 to $655. The Company believes there is significant potential for these products in molecular biology research and molecular diagnostics markets.

         DNA Cloning. Cloning of DNA into plasmids is a routine and basic molecular biology method. As described above, plasmids are small circular pieces of bacterial DNA into which new pieces of DNA can be introduced, a technique called cloning. In 2001, QIAGEN introduced new products that use UA-cloning technology for fast and easy insertion of a PCR product into a plasmid DNA. These new products extend the range of products that QIAGEN offers to researchers performing PCR, and are priced between $62 and $572.

         DNA Transfection Reagents. QIAGEN identified a new product opportunity in the transfection of plasmid DNA into mammalian cells, which is currently the major application for ultrapure plasmid DNA purified with QIAGEN products. The Company has obtained exclusive licenses for several innovative reagents for efficient transfection, and offers a range of reagents that address specific market needs. QIAGEN currently offers three reagents for transfection of DNA, priced in the range of $103 to $720 per kit, with bulk quantities of each reagent also available for high-throughput applications. In 2001, QIAGEN launched the first transfection reagent specifically designed for transfection of cells with RNA. This reagent provides researchers with new possibilities for transfection experiments, and is priced at $140. QIAGEN Transfection Reagents can be bundled with its existing plasmid and RNA purification products for molecular biology and gene therapy research markets.

Instrumentation

         Both academic and industrial research laboratories are actively seeking automation of routine procedures to free scientists and technicians for more sophisticated tasks, eliminate human error, and increase throughput. This demand for automation is being fueled by the DNA sequencing market, the Human Genome Project and other genome projects, gene-based drug screening, and nucleic acid-based molecular diagnostics, all of which require tremendous numbers of routine nucleic acid sample preparations and enzymatic reactions. In response to this market demand, QIAGEN offers the BioRobot(R) product line. The QIAGEN BioRobot 9600 is a benchtop workstation specifically designed to automate routine liquid-handling tasks as well as nucleic acid and protein purification, complete with pre-programmed software for automation of many QIAGEN purification procedures, such as QIAwell, QIAprep, R.E.A.L., and QIAquick. The current list price of a BioRobot 9600 is $54,100. The BioRobot 9600 is used in the molecular biology research, molecular diagnostic research, and DNA sequencing markets. The second instrument introduced, the BioRobot 9604, targets nucleic acid sample preparation and handling tasks in molecular diagnostics laboratories, blood banks, and forensic projects. Nucleic acid samples purified on the BioRobot 9604 are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic, pharmaceutical, and research applications. The current list price of the BioRobot 9604 is $92,900. In August 1999, the Company introduced the QIAGEN BioRobot 3000. The BioRobot 3000 offers a completely flexible approach to automation, with each instrument being tailor-made to the individual laboratory's application needs. The BioRobot 3000 is used in molecular biology research, molecular diagnostic research, DNA sequencing, and genomics markets. Since the BioRobot 3000 is a custom instrument, the price depends on what components are installed and what base model is selected. The base prices, without any added components, are $42,200 for a 4-probe 90 cm system, $47,500 for the 4-probe 120 cm system and $58,300 for the 4-probe 200 cm system. The BioRobot RapidPlate(TM), which can be fully integrated with BioRobot 3000 extended arm systems, was introduced in 2001 for fast liquid handling in 96- and 384-well formats. The BioRobot RapidPlate is priced at $43,000.

         In 2000, QIAGEN introduced the BioRobot 8000. The BioRobot 8000 allows high-throughput, walk-away purification of nucleic acids. The fully automated capability is provided by new technologies, such as an automated vacuum system, automated identification and tracking of buffer bottles, and a fast and accurate liquid and robotic handling system. The BioRobot 8000 is designed for routine handling of 384-well formats, and is used by laboratories at the leading edge of genomics and other molecular biology fields. The list price for a BioRobot 8000 is $99,000.

         All BioRobots use QIAsoft(TM) software, which provides user-friendly point-and-click control. New software and hardware upgrades are continuously being developed to improve the speed and performance of the BioRobot series and to expand the range of potential applications.

         The BioRobot product line gives QIAGEN a strategic opportunity to establish a large installed instrumentation base, thereby promoting recurring sales of QIAGEN's consumable products. Each installed instrument generates additional annual consumable sales of approximately $22,800 to $64,800. QIAGEN provides several consumable products for use with BioRobots based on existing QIAamp, RNeasy, and protein purification kits. Two new kits were introduced in 2001, based on filtration technology and silica-coated magnetic bead technology. The Company believes future markets for these instruments will include the molecular diagnostic and genomics markets.

         In addition to the BioRobot Product line, QIAGEN also offers liquid handling instrumentation products that are not coupled with nucleic acid purification uses to OEM customers. This allows QIAGEN to spread the cost of designing and manufacturing the instrumentation products over a larger unit volume.

         Instrumentation products account for less than 15 percent of QIAGEN's total consolidated net sales.

Contract Services

         QIAGEN offers contract services for non-cGMP DNA production, SNP analysis services, and DNA sequencing as an additional way to market its products, and to expand and promote its technologies. All services are provided with full project consultation and support from experienced technical staff.

         Plasmid DNA Contract Manufacturing Service. Most customers who require the ultrapure DNA provided by QIAGEN products are usually not equipped to produce it in the large amounts necessary for their pre-clinical and clinical studies. QIAGEN offers these customers contract DNA production under non-cGMP conditions and using its proprietary technology for ultrapure DNA purification and endotoxin removal, suitable for all preclinical research as well as for preclinical studies in gene therapy and genetic vaccination.

         cGMP-grade plasmid DNA is required by the FDA and other regulatory agencies for any application involving use in humans. QIAGEN joined an alliance with Valentis Inc. and DSM Biologics in 1999 to further strengthen what is considered the world's leading consortium for manufacturing and supplying customers with contract manufacturing of ultrapure, stable DNA plasmids and formulated cGMP-grade DNA at any scale, from preclinical toxicology studies to commercial products. This alliance provides a quality and scale of cGMP-grade plasmid DNA production that the Company believes is unsurpassed by any other supplier. Customers may include pharmaceutical or biotech companies or academic institutions working in the gene therapy and genetic vaccination fields. QIAGEN shares in revenues and profits from this alliance. Valentis Inc. (resulting from the merger of Megabios Corp. and GeneMedicine, Inc.) is a leader in the field of gene medicines. The Company develops proprietary gene delivery systems and applies its preclinical and early clinical development expertise to create gene-based products. DSM Biologics, a unit of DSM Fine Chemicals, is a leading development and manufacturing company of intermediates and active pharmaceutical ingredients for the pharmaceutical industry.

         SNP analysis and DNA sequencing services. QIAGEN Genomics, Inc. (formerly Rapigene, Inc.) offers high-throughput single nucleotide polymorphism
(SNP) genotyping, SNP validation services, and products based on its Masscode(TM) technology. This proprietary technology represents a new dimension in screening of genetic variations (SNPs) between individuals. Masscode technology is the first new DNA tagging technology since the discovery of four-color fluorescence. Unlike fluorescence, which is limited to 4-8 analyses at a time, Masscode tags are capable of providing hundreds of simultaneous measurements. In the field of genomic analysis, use of Masscode technology coupled with a standard single-quadrupole mass spectrometer allows over 40,000 measurements to be made per day per instrument. This technology provides highly reliable, reproducible, and cost-efficient SNP genotyping, at what QIAGEN believes to be an unmatched speed and quality. Furthermore, this technology platform has tremendous headroom for next generation developments. The technology is validated and currently offered world-wide as a service by QIAGEN Genomics, Inc. to leading pharmaceutical, agricultural, and genomics companies, as well as academic centers. QIAGEN Genomics, Inc. also offers SNP discovery, DNA isolation, and DNA quantification services.

         In 2000, QIAGEN Genomics, Inc. formed an alliance with Genomics Collaborative, Inc., a company that has built a state-of-the-art repository of human DNA, tissue, and serum samples linked to detailed medical and demographic data from selected populations. This alliance offers an integrated solution combining Genomics Collaborative, Inc.'s sample repository and database services with QIAGEN Genomics' SNP genotyping services. In January, 2001 QIAGEN Genomics, Inc. extended its collaboration with Genomics Collaborative, Inc. and in addition formed two further agreements with Agilent Technologies, Inc. and Daiichi Pure Chemicals, Co. Ltd., as well as a research agreement with the University of Washington to develop further high-throughput genomic analysis for applications in areas including services and drug discovery.

         QIAGEN Genomics offers a Genomic DNA Isolation Service for purification of high-quality DNA that is suitable for all genomics and molecular biology applications as well as for archiving. Versatile QIAamp(R) and DNeasy(R) Systems allow isolation of genomic DNA from a variety of sources (e.g., blood, mouth washes, and animal and plant tissue) at all scales, from just a few micrograms to several milligrams of genomic DNA.

         QIAGEN Genomics also offers medium to high-throughput DNA sequencing services, which use QIAGEN's proprietary DNA purification and automation technologies as well as state-of-the-art, high-throughput, automated sequencing technologies. The current capacity is >700 Mb of raw data per year, and further expansion is planned for 2002. QIAGEN has already contributed to several commercial and public large-scale DNA sequencing projects, including several eukaryotic, viral, and bacterial genome projects, as well as the full-length human cDNA project. QIAGEN also provides a bioinformatics system, ConSequence(TM), for analysis of DNA sequences.

         QIAGEN's contract services, which account for less than ten percent of total consolidated net sales, are currently provided to the molecular biology and genomics research market for genetic vaccination, gene therapy, pre-clinical trials, SNP genotyping, and DNA sequencing. The Company expects future markets for these services to be expanded to include molecular diagnostics and genomics.

Oligonucleotide Synthesis, Microarray Products, and Custom Gene Synthesis

         QIAGEN Operon (QIAGEN Operon, Inc. and QIAGEN Operon GmbH) is a recognized leader in the area of high-end and added-value synthetic DNA. Operon provides custom DNA synthesis of oligonucleotides using a revolutionary high-throughput synthesis platform. A large number of oligonucleotide-modification options are available. QIAGEN Operon also provides a range of arrayable oligonucleotide sets (Array-Ready Oligo Sets(TM)) for the genome of several species, including human, yeast (Saccharomyces cerevisiae), tuberculosis (Mycobacterium tuberculosis), malaria (Plasmodium falciparum), mouse, rat, arabidopsis (Arabidopsis thaliana), Caenorhabditis elegans, and Candida albicans, with more sets planned for release. These sets represent the genomes of either clinically relevant or widely used model organisms. QIAGEN Operon can also provide custom arrays of oligonucleotides or other DNA fragments. QIAGEN Operon additionally provides a custom gene synthesis service for the manufacturing of genes for pharmaceutical and biotechnology applications as well as a range of stock oligonucleotide products.

         QIAGEN Operon's leading US technology and market position in high-quality, high-precision, and high-throughput synthetic nucleic acids, as well as opportunities for new and powerful joint products, is expected to allow significant expansion into the dynamic areas of today's genomics and genetic analysis markets.

Recombinant Protein Purification Products

         Purification of recombinant proteins is a necessary step in most molecular biology research projects, and is therefore performed by most of QIAGEN's customer base. QIAGEN offers its customers the QIAexpress(R) products, which use a unique purification technology based on metal chelate affinity chromatography on Ni-NTA resin for one-step purification of recombinant proteins. The QIAexpress line also includes products for protein expression and a proprietary protein detection system based on metal chelate affinity technology. Several new products were introduced in 2001, including new vectors for expression of recombinant proteins as well as new antibodies for their detection, and a new system for cleaving the tag (used in the purification technology) from recombinant proteins for specialized applications. QIAexpress products are used in the molecular biology and molecular diagnostic research markets, and cost between $73 and $3,224. QIAGEN believes that applications for these products will expand with growth in the genomics and proteomics markets.

4.       Product Development

         QIAGEN's product development efforts are focused on expanding its existing products and developing innovative new products in selected areas where it has expertise and has identified substantial unmet market needs. In order to increase the efficiency of product development a matrix structure was implemented into the research and development organization during 2001.

         The global research and development activities in Germany, Switzerland and USA are overseen by a Vice President of Research & Development, and consist of six Directors and fifteen Associate Directors. The total number of research and development employees is 328. Research and product development activities related to synthetic DNA and SNP analyses are conducted primarily in the U.S. at the Company's Alameda, California and Bothell, Washington facilities, respectively. Twenty research staff members conduct research and product development activities related to synthetic DNA, five of whom have PhD's, and whom three product managers oversee. The team that oversees the research and development activities related to technologies and services for SNP analyses and other genomic applications includes two business development directors (PhD's), nine managers (two PhD's and one MD), and nineteen research and development staff members.

         The Company's total research and development expense 2001 was approximately $26.8 million. QIAGEN has focused its product development efforts in the following key areas:

Consumables

         QIAGEN intends to maintain its technology leadership position through investments in product improvements, product extensions, and innovative new approaches. Recent examples of its efforts include the introduction of a new range of products for reverse transcription (RT)-PCR, amplification of RNA, stabilization of RNA in biological samples, and high-speed isolation of plasmid DNA, as well as new automated protocols for DNA and RNA isolation from clinical samples using the Company's QIAamp and RNeasy technologies.

Instrumentation

         In 2001, QIAGEN launched new applications for its BioRobot 8000 as a technology platform for automation of nucleic acid separation and purification consumable products. The range of applications that can be performed on the BioRobot 8000 now included HT purification of DNA and RNA using magnetic bead technology. The fully automated capability is provided by new technologies, such as an automated vacuum system, automated identification and tracking of buffer bottles, and a fast and accurate liquid and robotic handling system. The BioRobot 8000 is designed for routine handling of 384-well formats, and is used by laboratories at the leading edge of genomics and other molecular biology fields. QIAGEN believes that improvements in its instrumentation will strengthen its leadership position in the automation of nucleic acid-based applications and generate an increased demand for its consumable products.

         In April 2001, QIAGEN and Zymark Corporation announced a strategic alliance addressing the use of ultra high-throughput sample and liquid handling automation. The alliance will focus on uses of such instrumentation for nucleic acid handling and purification as well as for QIAGEN's proprietary protein expression and purification technology.

Genomics

         As the genomics and drug discovery market expands, there is an increased need for efficient methods to prepare and analyze samples. As this market is often defined by the request for integrated solutions, QIAGEN has leveraged its nucleic acid handling, extraction and purification expertise by entering into a number of transactions and agreements.

         Since the acquisition of Operon Technologies, Inc. a technology leader in the area of massive parallel high-throughput synthesis of nucleic acids, as well as in the area of tools building on synthetic DNA expertise, such as synthetic genes and microarrays tools, Operon Technologies, Inc (since renamed QIAGEN Operon, Inc.), has increased it's high volume synthesis capabilities by new process development steps within the synthesis process. The European operation of QIAGEN Operon GmbH has been established in Cologne, to serve directly the European customers and commenced operations during 2001.

         QIAGEN Genomics, Inc. also entered into a research and license agreement in May 2001 with The Institute for Genomic Research (TIGR) and the Montefiore Medical Center (MMC) regarding an association study of single nucleotide polymorphisms (SNPs) in Mycobaterium tuberculosis (M. tuberculosis).

         In 2001, QIAGEN announced collaborations with Genicon Inc. QIAGEN received exclusive distribution rights for self-spotted microarray toolkit products incorporating Genicon's RLS (Resonance Light Scattering) Technology, an ultra-sensitive signal generation, multi-application platform and detection technology. RLS Technology can be combined with QIAGEN's leading nucleic acid sample handling separation and purification products to create an integrated solution for applications including the labeling and analysis of self-spotted nucleic acid microarrays.

         In an agreement with Kreatech Biotechnology B.V., QIAGEN was granted an exclusive license to KREATECH<180>s ULS(R) labeling technologies and products in combination with QIAGEN<180>s resonance light scattering ("RLS") products licensed from Genicon Sciences. In addition, QIAGEN acquired non-exclusive rights to develop and sell ULS(R) products for labeling and detecting nucleic acids as well as proteins in microarray applications for the life science research markets.

         A collaboration between QIAGEN and Polysciences, Inc. regarding development, marketing and sales of cell separation technology using Polysciences' MagBead technology was formed in 2001. Under the terms of the agreement, QIAGEN has received exclusive rights to develop and market certain of Polysciences' existing and future magnetic polymer technologies. QIAGEN believes that Polysciences' broad technology portfolio will lead to a range of products for manual and automated separation and purification of cells and proteins and that it will significantly expand QIAGEN's current magnetic particle technology range addressing certain applications in nucleic acid purification.

         Pall Corporation and QIAGEN have entered into an agreement in 2001 to jointly develop next generation nucleic acid separation and purification products for certain applications in the life science market. The jointly developed products will exclusively be marketed by QIAGEN. The first suite of products intended for near-term launch will focus on products combining certain of Pall's filtration technologies with certain of QIAGEN's technologies for applications in medium-, high-, and ultra-high throughput separation and purification of certain types of nucleic acids widely analyzed in genomics applications. The parties believe that these intended products, which will also be optimized for use on QIAGEN's leading automation solutions, will allow QIAGEN to further increase its expanding leadership in these market segments.

         In April 2001, QIAGEN announced the acquisition of the Sawady Group of companies ("Sawady Group") located in Tokyo, Japan. QIAGEN believes that the Sawady Group has built a very strong reputation and position as the second largest suppliers of synthetic nucleic acids in Japan and will accelerate QIAGEN's penetration of the Japanese market. QIAGEN intends to leverage Operon's technology-leading position in synthetic nucleic acids with the strong market position that the Sawady Group has created in Japan to address this rapidly expanding market. QIAGEN believes that the worldwide market for synthetic nucleic acid products in 2000 was approximately $200 million and is growing rapidly.

         In January 2001, QIAGEN Genomics, Inc. announced that it entered into a technology access and purchase agreement for its Masscode single SNP genotyping systems with Daiichi Pure Chemicals, Co. Ltd. (DPC), a wholly-owned subsidiary of Daiichi Pharmaceutical Co. Ltd., Japan. The agreement provides DPC with a non-exclusive license to use related QIAGEN Genomics' technology to enable DPC to provide SNP genotyping services to clients in Japan. Later in 2001, QIAGEN Genomics, Inc. entered into a similar arrangement with the Life Sciences Group of Shimadzu Corporation in Japan.

         In November 2000, QIAGEN entered into a strategic alliance with Luminex LabMAPTM Detection Technology to develop a broad range of consumable kits and assays for basic research and drug discovery applications based on Luminex's proprietary LabMAPTM technology. QIAGEN will distribute these new assay detection products as a complementation of its nucleic acid consumable kits and assays for the research and biopharmaceutical community, especially in the field of genomics-driven assay development and drug discovery. The Company expects to launch its first line of reagents and assay kits based on the Luminex technology in the second half of 2002.

         In January 2000, QIAGEN announced that it had entered into a worldwide, multi-year collaborative agreement with Zeptosens AG to develop integrated, multi-analyte detection systems for applications in areas including functional genomics, toxicology, and pharmacogenomics. The alliance intends to build on the powerful combination of Zeptosens' proprietary and innovative planar waveguide
(PWG) platform detection technology, Zeptosens' surface chemistry and assay architecture know-how, and QIAGEN's proprietary instrumentation and consumable technologies for nucleic acid handling, purification, and preparation. The Company expects to launch its first product in the first half of 2002.

         In 1999, QIAGEN acquired Rapigene, Inc. (now QIAGEN Genomics, Inc.), a technology leader in high-throughput genomic analysis. Proprietary Masscode technology represents a new dimension in the screening of single nucleotide polymorphisms (SNPs) -- the genetic variations between individuals. In 2000, QIAGEN Genomics, Inc. formed an alliance with Genomics Collaborative, Inc., a company that has built a state-of-the-art repository of human DNA, tissue, and serum samples linked to detailed medical and demographic data from selected populations. This alliance offers an integrated solution combining Genomics Collaborative, Inc.'s sample repository and database services with QIAGEN Genomics' SNP genotyping services. In January 2001, QIAGEN Genomics, Inc. extended its collaboration with Genomics Collaborative, Inc. and in addition formed two further agreements with Agilent Technologies, Inc. and Daiichi Pure Chemicals, Co. Ltd., as well as a research agreement with the University of Washington to develop further high-throughput genomic analysis for applications in areas including services and drug discovery.

         In 1999, QIAGEN also formed several strategic alliances with key genomics companies to develop and commercialize new technologies for high-throughput nucleic acid analysis. A joint venture with EVOTEC aims to develop high-throughput nucleic acid purification and detection systems by combining QIAGEN's expertise and proprietary technologies in nucleic acid sample handling with EVOTEC's proprietary technologies for ultra high-throughput screening and single molecule interaction detection.

         QIAGEN has also entered into an agreement with Affymetrix to develop and commercialize products for sample handling and nucleic acid preparation for RNA based expression profiling experiments performed on Affymetrix' GeneChip(R) arrays. The agreement expands on the general recommendation that Affymetrix has been making for the use of certain QIAGEN products in expression monitoring protocols provided to Affymetrix GeneChip array customers. Affymetrix' GeneChip technology is currently used by researchers to acquire, interpret, and manage complex genetic information from applications including sequence analysis, genotyping, and gene expression monitoring.

         Through these collaborations, QIAGEN is aiming to develop seamlessly integrated, broad-end technology platforms, which will provide complete nucleic acid analysis solutions to customers in high-throughput genomics markets.

Genetic Vaccination and Gene Therapy

         The commercialization of gene therapy and genetic vaccination for human use will require significant quantities of ultrapure DNA, which must be endotoxin-free in order to comply with FDA and other regulatory requirements. In response to this need, QIAGEN is developing new resins and modifying its existing purification technology to allow for a significant improvement in the efficiency of production of very large amounts of ultrapure cGMP-grade DNA.

          In 2001 the pAllliance, a strategic alliance between QIAGEN N.V., DSM Biologics, Valentis Inc. and the Wyeth-Lederle Vaccines ("WLV") business unit of the American Home Products Corporation (recently renamed Wyeth Corp), announced an agreement pursuant to which the pAlliance will manufacture plasmid DNA-based vaccine materials for WLV's clinical trials. The pAlliance members believe that this agreement represents one of the largest agreements for pAlliance since the alliance was initiated in early 1999 and started supplying contract-manufacturing services for DNA-based therapeutics and vaccines to what is a significant group of customers in the pharmaceutical and biotech industries.

         QIAGEN believes that genetic vaccination will be a commercial market before gene therapy. The Company is working with leading researchers using QIAGEN-purified DNA to test the feasibility of genetic vaccination in veterinary applications.

Nucleic Acid-Based Molecular Diagnostics

         The development of nucleic acid-based molecular diagnostics depends on the availability of nucleic acid purification technologies that can provide high-throughput sample processing without cross-contamination or carryover between samples. QIAGEN is developing modifications to its existing QIAamp product line to increase throughput further, to reduce cross-contamination and carryover, and to expand automation possibilities for genomic and viral nucleic acid purification. The Company also has dedicated research capacities applying technologies including cationic detergents in the field of stabilization and purification of nucleic acids.

         In 1999 QIAGEN formed PreAnalytiX, a joint venture with Becton, Dickinson and Company (BD) to develop, manufacture, and market integrated systems for collecting, stabilizing, and purifying nucleic acids for molecular diagnostic testing. The venture combines BD's leadership in sample collection and QIAGEN's leadership in nucleic acid stabilization and purification. QIAGEN believes that the synergy between BD and QIAGEN will enable PreAnalytiX to develop unique preanalytical solutions that will benefit the entire molecular diagnostics industry. PreAnalytiX has launched its first product (RNA stabilization in blood samples) in April 2001.

5.       Principal Markets

         From its inception, QIAGEN has believed that nucleic acids would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. QIAGEN has been supplying researchers with proprietary products for the separation and purification of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories such as the United States National Institutes of Health (NIH), as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for QIAGEN in the emerging markets of genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. In response to these opportunities, the Company is currently targeting its products and marketing activities to each of these markets.

Research Market

         The worldwide research market for nucleic acid separation and purification products is comprised of an estimated 40,000 academic and industrial research laboratories with more than 150,000 researchers from leading academic institutes, biotechnology companies and pharmaceutical companies. Subsegments of this market include the research markets for DNA sequencing, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and QIAGEN estimates that 30% of all molecular biology research time is spent on such processes. QIAGEN recognized early on the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. The Company concentrated its product development and marketing efforts on this market and now offers in excess of 300 nucleic acid separation and purification products to customers. The Company also offers innovative protein expression and purification products to these customers. The Company believes that it is the technology leader in this growing research market and that it is well positioned to increase sales and expand its share of the research market as laboratories continue to convert from traditional methods to QIAGEN products. Based on estimates of the number of sample preparations being performed each year, QIAGEN believes that the current worldwide research market for its nucleic acid purification products exceeds $750 million. In addition, QIAGEN believes that an additional $270 million is spent annually in this market on PCR enzymes and reagents. The Company has expanded its product base for PCR amplification, reverse transcription and continues to develop products for the PCR-related market segment.

Genomics Market

         QIAGEN believes the genomics market offers a significant growth opportunity for the Company's consumable and instrumentation products. This developing market is characterized by its need for large numbers of ultrapure nucleic acid samples as well as for efficient protein expression and purification for functional analysis. QIAGEN believes that the combination of QIAGEN's DNA sample preparation products with BioRobot automation systems gives the Company a strong competitive position in this market.

         In June 2000, the Company acquired Operon Technologies Inc. (now QIAGEN Operon, Inc.), a technical leader in the area of high-end and added-value synthetic DNA, as well as in the area of tools building on synthetic DNA expertise, such as synthetic genes and DNA microarray tools. Synthetic nucleic acids have become one of the fastest growing areas of nucleic acid research, with applications in genomics and molecular diagnostics. These market segments use enabling technologies and methods, such as DNA sequencing, gene chips and DNA microarrays, SNP analysis, synthetic genes, and labeled probes for detection, all of which rely on availability of synthetic nucleic acids. Synthetic nucleic acids are used in the analysis of nucleic acids purified from natural sources, and therefore are highly synergistic with QIAGEN's products and technologies for nucleic acid separation, purification, and handling as both product offerings address to a very significant extent the same customers.

         In 1999, the Company acquired Rapigene (now QIAGEN Genomics, Inc.), a technology leader in innovative enabling technologies for commercial high-throughput single nucleotide polymorphism (SNP) analysis and other genomic applications. In 2000, QIAGEN Genomics, Inc. formed an alliance with Genomics Collaborative, Inc., a company that has built a state-of-the-art repository of human DNA, tissue and serum samples linked to detailed medical and demographic data from selected populations. This alliance offers an integrated solution combining Genomics Collaborative, Inc.'s sample repository and database services with QIAGEN Genomics' SNP genotyping services. For QIAGEN this cooperation is a significant step in the rapidly growing field of gene-based drug discovery and diagnostic development. In January 2001, QIAGEN Genomics, Inc. extended its collaboration with Genomics Collaborative, Inc., and in addition formed a technology access and purchase agreement with Daiichi Pure Chemicals, Co. Ltd. and an exclusive value-added reseller agreement with Agilent Technologies, Inc. The Company believes that this gives QIAGEN Genomics, Inc. a strong competitive position in the market of high-throughput SNP genotyping.

         Participants in the genomics market include academic research laboratories, numerous major biotechnology and pharmaceutical companies, which have research, and/or drug development programs gene-based drug development, as well as smaller companies with genomics and other DNA sequencing-related businesses. QIAGEN believes that the functional analysis, which is performed subsequently to the discovery of the functional genes, adds a significant, high value market opportunity that is larger than the market for QIAGEN's products in the gene discovery phase.

Nucleic Acid-Based Molecular Diagnostics Market

         QIAGEN believes that the molecular diagnostics market represents a significant but largely untapped market for nucleic acid separation and purification products. The Company believes that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Nucleic acid-based molecular diagnostics have fundamental advantages over traditional immunoassay diagnostics in both specificity and sensitivity. This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including the HIV virus) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in blood banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic "fingerprinting" of humans, animals and plants.

         The success of nucleic acid-based molecular diagnostics will depend on its ability to be performed using purified nucleic acid samples drawn from a variety of specimens, including blood, tissue, mucus and stool, and to be automated so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. The QIAGEN BioRobot series has been developed to handle high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on the BioRobot 9604 are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. In order to broadly address the market for nucleic acid preparation in molecular diagnostics, the Company anticipates entering into partnerships or other agreements with established companies in the molecular diagnostics market. Possible arrangements could include the supply by QIAGEN of its nucleic acid sample preparation products for inclusion in the diagnostic kits sold by diagnostic companies in their markets.

         In November 1996, the Company acquired a technology platform for DNA and RNA purification and stabilization of samples such as clinical specimens using cationic detergents from the Iowa Biotechnology Corporation and the University of Iowa. In the transaction, QIAGEN received an assignment of rights to issued patents and pending patent applications covering the technology. DNA and RNA purification is a key procedure in molecular biology research and nucleic acid-based molecular diagnostics. RNA-based diagnostics require the availability of intact RNA, which rapidly degrades in the absence of a protective agent. Cationic detergents stabilize samples, thus increasing the reliability and potential of nucleic acid-based molecular diagnostics, in particular assays based on RNA. Cationic detergent technology also allows for efficient purification of nucleic acids and is nonhazardous. The Company believes that this acquired technology portfolio will enhance QIAGEN's technology base for some of its sample preparation applications and will provide a method for the stabilization of clinical samples. QIAGEN believes that it will be able to market this purification and stabilization technology in the blood banking and infectious disease diagnostic markets.

         In 2000, QIAGEN acquired a non-exclusive license from AMBION, Inc. for RNAlater technology, which allows stabilization of RNA in animal cells and tissues for reliable gene-expression and gene-profiling analysis. This technology is used in a new product range, the first products of which were launched in 2000. Stabilization of RNA within biological samples is especially important for the molecular diagnostics research market.

         In August 1999, QIAGEN formed PreAnalytiX, a joint venture with Becton, Dickinson and Company to develop, manufacture, and market integrated systems for collecting, stabilizing, and purifying nucleic acids for molecular diagnostic testing. Through this venture, QIAGEN will be working toward providing clinical laboratories with the standardized, reliable procedures they need for sample collection, stabilization and preparation.

         In August 1999, QIAGEN's QIAamp Viral RNA purification technology received approval from the German regulatory authority Paul Ehrlich Institute for sample preparation in hepatitis C virus (HCV) RNA screening of donated blood. This validation is an important breakthrough for QIAGEN in routine molecular diagnostic screening.

         In June 1999, QIAGEN announced its intent to enter into a three-year supply agreement with Visible Genetics Inc. (VGI). Under the terms of the agreement, QIAGEN will supply VGI with certain proprietary nucleic acid sample preparation products from QIAGEN's QIAamp product line. VGI intends to market such QIAamp products, in combination with a QIAGEN-developed extension for ultra-low level HIV genotyping, under the name TruPrepTM for use with VGI's HIV TruGeneTM HIV genotyping product.

         In October 1998, QIAGEN announced that it had entered into a five-year supply agreement with Abbott Laboratories, Inc. According to the agreement, QIAGEN will supply Abbott with various proprietary nucleic acid sample purification and preparation products, to be marketed by Abbott--after successful adaptation and validation of the combined solution--for use with Abbott's LCx probe-based diagnostic system. QIAGEN will retain the rights to market these technologies in all other formats.

Genetic Vaccination and Gene Therapy Market

         QIAGEN believes that the potential use of nucleic acids as vaccines or drugs represents the largest untapped market for nucleic acid separation and purification products. The worldwide effort underway to discover all the genes within the human genome may result in the identification of genes and gene mutations that are responsible for many common diseases and conditions, such as cancer, coronary artery disease, asthma, and obesity. Scientists believe that these discoveries may lead to the development of a new generation of drugs, based either on the delivery of non-mutated genes to prevent or cure disease, or on the development of therapeutics which can mimic the biological functions of genes. A further application, which may emerge from ongoing gene research, is the development of genetic vaccination. Studies suggest that vaccination against diseases may be more effective using nucleic acid fragments from the disease-causing organisms rather than conventional vaccination approaches using recombinant proteins or the inactivated infectious agent. The commercialization of these drugs and vaccines will depend on the availability of large-scale production of ultrapure nucleic acids. Through its alliance with DSM Biologics and Valentis, QIAGEN provides contract manufacture of bulk quantity plasmid DNA under full cGMP conditions for use in clinical studies and for commercial production. The Company believes that the use in clinical testing of nucleic acids purified using its technologies and products will give it a strong position in this market once genetic vaccination and gene therapy products become commercially available.

6.       Revenue Breakdown by Geographical Market

         Sales in the Company's various markets are subject to risks inherent in international business activities, including, in particular, general economic conditions in each such country, overlapping of differing tax structures, managing an organization spread over various jurisdictions, unexpected changes in regulatory requirements, complying with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in certain countries. Other risks associated with international operations in general include import and export licensing requirements, trade restrictions and changes in tariff and freight rates. The table below sets forth total revenue during the past three fiscal years by geographical market. Net sales are attributed to countries based on the location of the Company's subsidiary as certain subsidiaries have international distribution.

Net Sales                          2001               2000            1999
---------                     ---------------    -------------    -------------
Germany*                      $   121,744,000    $  99,408,000    $  79,603,000
United States*                    147,609,000      119,925,000       90,018,000
Switzerland*                       27,898,000       23,490,000       15,243,000
Japan*                             34,417,000       35,038,000       14,609,000
United Kingdom                     16,282,000       12,004,000       10,051,000
Other Countries*+                  17,844,000       15,484,000       10,297,000
                              ---------------    -------------    -------------
Subtotal                          365,794,000      305,349,000      219,821,000
Intersegment Elimination         (102,024,000)     (88,547,000)     (61,666,000)
                              ---------------    -------------    -------------
   Total                      $   263,770,000    $ 216,802,000    $ 158,155,000
                              ===============    =============    =============

* Includes Net Sales to affiliates
+Other Countries include Canada, France, Australia, and Italy.

7.       Seasonality

         The Company's business does not experience specific seasonality. To the extent our academic customers experience increases or decreases in funding arrangements, or to the extent that our customers activities are slowed, such as during vacation periods, we may experience fluctuations in sales volumes during the year.

8.       Raw Materials

         The Company buys materials for its products from many suppliers, and is not dependent on any one supplier or group of suppliers. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. No one supplier accounts for a significant total of purchases. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under specifications by the Company, so the Company closely monitors stock levels to maintain adequate supplies. The Company believes it maintains raw materials at a level to ensure reasonable customer service levels, and to guard against normal volatility in the availability.

9.       Marketing Channels

         QIAGEN markets its products in more than 40 countries throughout the world. The Company has established subsidiaries in the markets that it believes have the greatest sales potential -- the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, and Italy.

         QIAGEN has established a network of highly experienced marketing staff and employs a dedicated field sales force of over 400 people, who sell its products and provide direct support to customers. A significant number of QIAGEN's marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. QIAGEN also has specialized independent distributors and importers serving more than 30 countries.

         QIAGEN's marketing strategy is focused on maintaining its reputation as a provider of innovative, high quality products that offer customers unique advantages. QIAGEN has developed a range of marketing tools designed to provide customers with direct access to technical support on a frequent basis, as well as to enhance the Company's reputation for technical excellence, high-quality products, and commitment to customer service. Frequent communication with customers enables the Company to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products. QIAGEN's marketing tools include:

         Customer Hotlines. All of the Company's product literature prominently displays a technical service hotline number, offering customers the opportunity to discuss a wide range of technical questions regarding the Company's products and related molecular biology procedures. Ph.D. and M.Sc. scientists, who provide this advice and training without charge to either existing or potential customers, man these telephone lines. While primarily a customer service and marketing tool, the hotline provides QIAGEN with important customer and market feedback. Worldwide, QIAGEN's technical hotline personnel answer, on average, over 480 customer calls per day, principally calls that are consultative in nature.

         QIAcabinet. The QIAcabinet is a storage cabinet owned by QIAGEN and placed in customer laboratories at their request. The QIAcabinet is stocked with QIAGEN products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. QIAGEN monitors cabinet inventory and bills the customers at regular intervals. The Company believes that its QIAcabinet can be an effective barrier to competitor entry, while also reducing distribution costs and increasing QIAGEN's visibility in the laboratory.

         QIAGEN Catalog. QIAGEN distributes over 180,000 copies of its annual catalog containing detailed information about its products and services.

         QIAGEN News. This quarterly international publication is distributed to over 120,000 existing and potential customers worldwide and includes new product information, product updates, and articles contributed by customers and by QIAGEN scientists about new applications.

         Brochures, Application Guides, Product Profiles, Product Flyers. QIAGEN publishes a variety of literature, including brochures, application guides, product profiles, and product flyers, containing information on products and services, and applications for which QIAGEN products have been used.

         QIAGEN Mailings. Direct mailings, which announce new products or offer special sales promotions, are sent out approximately every four weeks to over 120,000 existing and potential customers, providing an efficient vehicle for disseminating information.

         QIAGEN Lab Bulletin. This personalized monthly electronic newsletter was launched in 2001 for customers in North America, and provides helpful hints and information for molecular biology applications. Six different editions are available for different applications -- Cell Biology, Gene Expression Analysis, General Molecular Biology, Genotyping, Molecular Diagnostics, and Protein Analysis. Customers choose the editions that interest them, which are then further personalized based on information provided by the customer as to which features within each edition they would like to receive.

         World Wide Web Site. The QIAGEN web site (www.qiagen.com) contains a full on-line catalog and information about new products, services, and special promotions. In addition, customers can contact QIAGEN by e-mail and request technical information and product literature, download handbooks and other literature directly, and participate in user forums. In the first half of 2000, QIAGEN introduced on-line ordering from its web site for U.S. and Canadian customers, and in 2001 this was expanded to include the UK and Switzerland. On-line ordering for customers in other countries is expected to commence in 2002. A Japanese language site (www.qiagen.co.jp) was also launched in 2001. In addition, QIAGEN expects to continue to offer its products through the SciQuest.com web site.

         The QIAGEN Genomics (www.qiagengenomics.com), QIAGEN Operon (www.operon.com), and QIAGEN Instruments (www.qiageninstruments.com) web sites also provide product and service information, as well as contact information. An on-line catalog and on-line ordering is already available at the QIAGEN Operon web site, and is planned for the QIAGEN Genomics web site in 2002.

         Other Marketing Tools. QIAGEN places over 450 full-page advertisements per year in leading scientific journals such as Nature, Science, and Cell. In addition, the Company also holds numerous scientific seminars, in which its scientists present technical information at leading academic and industrial research institutes worldwide.

10.      Patents, Licenses and Proprietary Technologies

         QIAGEN considers the protection of its proprietary technologies and products for the separation and purification of nucleic acids as the key to the success of its business. The Company relies on a combination of patents, licenses and trademarks to establish and protect its proprietary rights in its technologies and products. The Company currently owns 32 issued patents in the United States, 27 issued patents in Germany and 166 issued patents in other major industrialized countries, and has approximately 235 pending patent applications. Worldwide, QIAGEN owns 238 granted patents - including U.S. QIAGEN's policy is to file all patents in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. The Company intends to aggressively prosecute and enforce its patents and otherwise protect its proprietary technologies. QIAGEN also relies on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain its competitive position.

         An essential component of today's genetic business is the availability of synthetic nucleic acids. Technologies, like PCR, DNA sequencing, SNP genotyping, biochips or synthetic genes represent only a portion of the current market potential for oligonucleotides. In order to accomplish our strategic step into this important segment of the market, the Company acquired Operon Technologies Inc. (renamed QIAGEN Operon, Inc.) QIAGEN Operon, Inc. has built a leading position in the manufacture and marketing of synthetic nucleic acids, DNA microarrays and synthetic genes.

         In 1999, QIAGEN acquired Rapigene, Inc. (now QIAGEN Genomics, Inc.), an indirect wholly owned subsidiary of Celltech Group plc. QIAGEN Genomics, Inc. is a leader in the area of innovative, enabling technologies and services for single nucleotide polymorphism (SNP) analyses as well as other genomic applications. QIAGEN Genomics, Inc. has built proprietary technology positions in rapidly growing, core areas of genomics including SNP analysis. As sequencing of the human genome advances, genomics activities are increasingly focusing on exploring how DNA, the genetic blueprint of life, varies from individual to individual. These inherited variations, of which SNPs are the most common and potentially useful, provide significant information for use in drug development. In addition, SNPs are considered to be useful in predicting an individual's genetic susceptibility to disease and in understanding a patient's reaction to therapies. As a result, genomics-based drug development depends on the availability of efficient tools for the nucleic acid sample preparation and the discovery, validation and detection of SNPs in nucleic acid samples. QIAGEN Genomics' core competencies include its Masscode(TM) Cleavable Mass Spectrometry Tag technology. This is the first new DNA tagging technology since the discovery of four-color fluorescence. Unlike fluorescence, which is limited to 4-8 analyses at a time, Masscode tags are capable of providing hundreds of simultaneous measurements. A broad patent portfolio that includes issued U.S. and European Patents covers these technologies.

         In 1981, prior to the formation of QIAGEN, Dr. Metin Colpan and Dr. Detlev Riesner granted limited non-transferable access to an early patent for an anion-exchange resin, which is now owned by QIAGEN, to the owner of Macherey-Nagel GmbH & Co. Macherey-Nagel was an investor in QIAGEN from 1985 to 1988. Macherey-Nagel's right to use this anion-exchange resin is limited in both sales volume and format of the product. QIAGEN also has independent proprietary patent positions on a range of substantial improvements to this early technology.

         In 1990, Hoffmann-La Roche granted QIAGEN a worldwide exclusive license for the research and industrial market for a novel protein expression and purification technology based on a Histidine affinity tag and Ni-metal chelate affinity chromatography. This technology was combined with QIAGEN technology and incorporated in QIAGEN's QIAexpress protein expression and purification product line.

         In 1991, QIAGEN obtained a worldwide (with the exception of Japan) exclusive license for Hoffmann-La Roche's Oligotex dT30 technology for hybrid capture on polystyrene-latex beads, which has been further developed and incorporated in QIAGEN's Oligotex product line.

         In 1995, the Company acquired a license from Hoffmann-La Roche for the use, production and sale of reagents required for PCR in the research market. This license allows QIAGEN to bundle its sample preparation and DNA clean-up products with PCR reagents and enzymes into complete PCR kits and other innovative PCR systems.

         In November 1996, the Company acquired a technology platform for DNA and RNA purification and stabilization of samples such as clinical specimens using cationic detergents, from the Iowa Biotechnology Corporation and the University of Iowa. In the transaction, QIAGEN received an assignment of rights to issued patents and pending patent applications covering the technology.

         In connection with entering a worldwide, multi-year collaborative agreement with Zeptosens AG in January 2000, the Company received an exclusive license from Zeptosens AG for the application of planar waveguide (PWG) technology with regard to nucleic acids in the research field.

         In 2000, QIAGEN acquired a non-exclusive license from AMBION, Inc. for RNAlater technology, which allows stabilization of RNA in animal cells and tissues for reliable gene-expression and gene-profiling analysis. This technology is used in a new product range, the first products of which were launched in 2000. Stabilization of RNA within biological samples is especially important for the molecular diagnostics research market.

         In 1998, QIAGEN acquired a worldwide exclusive sub-license and certain options from Coley Pharmaceutical Group, Inc. (formerly CpG
ImmunoPharmaceuticals, Inc.), concerning the use of immunomodulatory oligonucleotides in the field of veterinary applications.

         In addition to the above licenses, the Company acquired further licenses and/or options to licenses, pertaining to the Company's core technologies and related fields.

         In 2001, QIAGEN entered into DNA microarray technology agreements with Aventis and Bayer covering the SensiChip Workstation, the first product developed through an alliance with Zeptosens AG, and commenced a strategic alliance on ultra-sensitive microarray labeling and detection technology with Genicon Sciences. Moreover QIAGEN signed an agreement for multi-application labeling technology with Kreatech Biotechnology B.V. and formed a strategic alliance in connection with magnetic polymer bead technologies with Polysciences, Inc.

         QIAGEN's strategy includes the use of strategic alliances to augment its product development efforts with complementary technologies and to leverage its marketing and distribution capabilities with respect to select market opportunities. In 1990, 3M granted QIAGEN exclusive and world-wide rights for nucleic acid separation and purification applications using 3M's Empore(TM) membrane technology (originally developed for medical applications). QIAwell, a key product targeting the DNA sequencing market, combines Empore technology with QIAGEN's anion-exchange technology. In addition, 3M has made substantial investments in production facilities which now produce 8-well and 96-well consumable components for QIAGEN.

         QIAGEN's practice is to require its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with the Company. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual's relationship with QIAGEN is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and subject to other specific exceptions. In the case of employees, the agreements provide that all inventions conceived by the individual while employed by QIAGEN will be the exclusive property of the Company.

         The patent positions of QIAGEN, like similar technology based companies, involve complex legal and factual questions and may be uncertain. In addition, patent applications in the United States are maintained in secrecy until patents are issued. Publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Consequently, no assurance can be given that patents will issue from any of the Company's applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect the Company's technology. Further, no assurance can be given that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. In addition, there can be no assurance that any confidentiality agreements between QIAGEN and its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for the Company's trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.

11.      Competition

         QIAGEN believes that its primary competition stems from traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma Chemical Company and Roche Diagnostics GmbH (Applied Sciences Division). QIAGEN competes with such methods through its innovative technologies and products, which offer a comprehensive solution for nucleic acid separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use. See "Technical Overview of QIAGEN."

         QIAGEN also experiences, and expects to continue to experience, competition in different segments of its business from other companies providing nucleic acid separation and purification products in kit form and reagents for PCR and transfection. Competitors include: Promega Corp., Millipore Corp. and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp. for PCR reagents; Invitrogen Corp. and Promega Corp. for transfection reagents. The Company believes that its competitors do not have the same comprehensive approach to nucleic acid separation and purification and therefore cannot provide the broad range and depth of products and services offered by QIAGEN in that area. QIAGEN believes that its proprietary technologies and products offer significant advantages over competitors' products, with regard to purity, speed, reliability, and throughput.

         QIAGEN also experiences, and expects to continue to experience, competition from other companies providing synthetic DNA and SNP genotyping and sequencing services. International competitors for Operon include: Invitrogen Corp, Sigma Genosys, Amersham Pharmacia Biotech, MWG-Biotech AG, and PerkinElmer. International competitors for QIAGEN Genomics include: MWG-Biotech AG, Sequenom, Inc., Orchid Biosciences, Inc., and Third Wave Technologies, Inc. The Company believes that its competitors do not have the same comprehensive approach to nucleic acid separation and purification, or the same technology for production of synthetic DNA or for SNP genotyping and therefore cannot provide the broad range and depth of products and services offered by QIAGEN. QIAGEN believes that its proprietary technologies and products offer significant advantages over competitors' products and services, with regard to purity, speed, reliability, and throughput.

         The Company's continued future success will rely in large part on its ability to maintain its technological advantage over competing products, expand its market presence and preserve customer loyalty. There can be no assurance that QIAGEN will be able to compete effectively against its existing or future competitors or that developments by others will not render its technologies or products non-competitive.

12.      International Operations

         The Company's business involves operations in several countries. Its principal production and manufacturing facilities for consumable and BioRobot products are located in Germany, with an additional instrumentation production site in Switzerland. The Company operates several facilities in the U.S. and also has established sales subsidiaries in Japan, the United Kingdom, France, Switzerland, Australia, Canada and, since June 2000, in Italy. In addition, the Company's products are sold through independent distributors serving more than 32 other countries.

         Conducting operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. The Company has invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of its operations. In the past year, the Company has expanded its SAP business information system that integrates its North American and European subsidiaries.

         As a result of its international operations, a significant portion of the Company's business is conducted in currencies other than the U.S. dollar. In 2001, approximately 46% of the Company's net sales were denominated in currencies other than the U.S. dollar. In addition, certain expenses associated with the Company's production and manufacturing facilities in Germany, including capital lease obligations, are denominated in euros. Consequently, the Company's operations are subject to fluctuations in the value of the euro, as well as the other currencies in which the Company's business is conducted, relative to the U.S. dollar. See "Quantitative and Qualitative Disclosure About Market Risk--Currency Fluctuations".

         International business is subject to various risks, including general economic conditions in the countries in which the Company operates, overlap of various tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks that may be associated with the Company's international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates.

13.      Government Regulation

         The Company is not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations as in effect in the different jurisdictions in which the Company operates, including laws and regulations applicable to environmental matters such as the handling and disposal of hazardous wastes. QIAGEN's research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could have a material adverse effect on the Company. However, the Company does not expect that compliance with the governmental regulations to which it is subject will have a material effect on its capital expenditures, earnings or competitive positions.

         Sales volumes of certain of the Company's products in development may be dependent on commercial sales by its customers of diagnostic and pharmaceutical products, which will require preclinical studies and clinical trials. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA and equivalent agencies in other countries, and involve substantial uncertainties.

Property, Plant and Equipment

         The Company's corporate headquarters are located in leased office space in Venlo, The Netherlands. The Company's facilities in Hilden, Germany currently occupy approximately 245,000 square feet and are leased pursuant to separate contracts expiring between the years 2002 and 2018, including the lease related to the Company's research and development facility which was completed in the first quarter of 1999. In two separate transactions between July 1997 and February 1998, QIAGEN purchased a parcel of land measuring approximately 549,000 square feet, which is directly adjacent to the Company's German facilities. The Company is constructing a 126,000 square foot production facility and a 126,000 square foot administrative building on this land. Construction on these facilities commenced in October 2000, with estimated completion in the third quarter of 2002. The estimated cost for these facilities is approximately EUR
54.0 million (approximately $48.1 million), of which approximately $38.8 million had been incurred at December 31, 2001, and is being financed primarily with bank loans. QIAGEN also leases cGMP production facilities in Germany.

         QIAGEN's production and manufacturing facilities for consumables and BioRobot(R) products are located in Hilden and Erkrath, Germany. The instrument production facility is located at the QIAGEN Instruments AG (formerly Rosys AG) facility in Hombrechtikon, Switzerland. Over the last several years, the Company has made substantial investments in automated and interchangeable production equipment to increase its production capacity and improve efficiency. For GMP production, special GMP areas were built in the Company's facilities at Hilden and Erkrath. QIAGEN's production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. The Company has also installed and continues to expand production-planning systems that are included in its integrated information and control system based on the business software package SAP R/3 from SAP AG. In the past year, the Company continued the expansion of its SAP business information system that integrates its North American and European subsidiaries. The Company's production management personnel are highly qualified and many have engineering degrees.

         The Company's U.S. distribution facility located in Valencia, California occupies approximately 80,000 square feet. The lease has been extended through August 31, 2004. QIAGEN Operon, located in Alameda, California, leases approximately 39,000 square feet of office, production and warehouse space. This lease expires in November 2005, with options to extend until November 2010. A further production site in Germany, QIAGEN Operon GmbH with an anticipated capacity of 10,000 synthetic nucleic acids per day, commenced operations in 2001. Other subsidiaries in the U.S. and other countries lease small amounts of office and warehouse space.

         The Company is increasing its production capacity with the establishment of a manufacturing and research facility in the United States. In 1999, the new North American manufacturing and research and development headquarters, QIAGEN Sciences, Inc. closed the purchase of an 18-acre site for approximately $3.2 million in Germantown, Maryland. Construction began in March 2000, and in November 2000 QIAGEN Sciences exercised the option to purchase an additional adjacent lot of approximately 6 acres for $1.2 million. The purchase of this additional lot allows for future expansion of up to 400,000 square feet of facility space. Construction is being financed primarily by intercompany loans and long-term bank debt. At December 31, 2001, construction and overhead costs of approximately $52.8 million had been incurred, with estimated costs to complete of $2.5 million. The planned 200,000 square foot Maryland facility will consist of several buildings in a campus-like arrangement and is intended to accommodate over 200 employees in manufacturing as well as 100 employees in research and development. The new facility construction is substantially complete, with manufacturing activities anticipated to start in the second quarter of 2002.

         In January 1999 QIAGEN received ISO 9001 and EN 46001 certification, furthering the Company's commitment to providing its customers high quality, state-of-the-art products and technologies for the handling, separation and purification of nucleic acids.

         The majority of the Company's consumable and BioRobot(R) products are manufactured at QIAGEN GmbH and will now be produced under ISO 9001:1994/EN 46001:1996 certification standards. QIAGEN Instruments AG, formerly Rosys Instruments AG, which produces the majority of QIAGEN's instrumentation product line, received ISO 9001 certification in May 1997. The ISO 9001 and EN 46001 certification of QIAGEN forms part of the Company's ongoing commitment to the development of its Total Quality Management system.

         The Company believes that its existing production and distribution facilities can support its planned production needs for the next 18 months, during which time additional capacities will be added as discussed above. The additional production capacities added by the new facilities are anticipated to support production needs through at least 2006. The Company's production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. The Company believes it does not have any material issues relating to these laws and regulations.

Item 5.  Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management's expectations are those described in "Risk Factors" above, and "Business Factors" below.

Overview

         QIAGEN N.V. (the Company) believes that it is the world's leading provider of innovative enabling technologies and products for the separation and purification of nucleic acids based on the nature of its products and technologies and as supported by independent market studies. The Company was established to develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of the academic and industrial research markets. QIAGEN's products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

         On March 31, 2001, the Company completed the acquisition of the Sawady Group of companies located in Tokyo, Japan in a pooling of interests transaction. The Company believes that the Sawady Group has built a very strong reputation and position as the second largest suppliers of synthetic nucleic acids in Japan. The Company intends to leverage QIAGEN Operon's technology-leading position in synthetic nucleic acids with the strong market position that the Sawady Group has created in Japan to address this rapidly expanding market. QIAGEN believes that the worldwide market for synthetic nucleic acid products is growing rapidly.

         On June 28, 2000, the Company acquired Operon Technologies, Inc., since renamed QIAGEN Operon, Inc. (Operon) of Alameda, California in a transaction that was accounted for as a pooling of interests. Operon manufactures and markets synthetic nucleic acids, DNA microarrays and synthetic genes. The synthetic nucleic acids are used in the analysis of nucleic acids purified from natural sources and have been integrated into the Company's current genomics and genetic analysis business. QIAGEN Operon GmbH in Cologne, Germany commenced operations in 2001 to provide European customers with the same products offered by Operon in the U.S.

         In December 1999, the Company completed the purchase of Rapigene, Inc. (renamed QIAGEN Genomics, Inc.), a leader in the area of innovative, enabling technologies and services for single nucleotide polymorphism (SNP) analysis. In 1999, the Company also made several strategic equity investments in and alliances with businesses whose technologies are complementary to the Company's business.

         Since 1997, the Company has had compound annual growth of approximately 37% in net sales and 45% in net income, after acquisition charges. To date, the Company has funded its growth through internally generated funds, debt, the private sale of equity, and through proceeds from the sale of securities to the public.

Critical Accounting Policies

         The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management's estimates and assumptions, there could be a material impact to the financial statements. The Company's critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes.

         The below listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management's judgment. There are also areas in which managements' judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on

Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

     Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     Accounts Receivable. The Company's accounts receivable are unsecured, and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management's current estimates.

     Investments. The Company has equity investments accounted for under the cost method. The Company periodically reviews the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management's assumptions, it could require a write-down of the investment which could materially impact our financial position and results of operations. In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that is exerted by the Company. Assessing the level of control involves subjective judgments. If management's assumptions with respect to control differ in future periods and thus require the Company to account for these investments under a method other than the cost method, it could have a material impact to the financial statements.

     Goodwill and Other Intangible Assets. Through December 31, 2001, goodwill and other intangible assets were amortized over their estimated useful lives. Until the end of 2001, the Company periodically assessed the recoverability of goodwill based on projections of the undiscounted future cash flows of the acquired assets. Based on these assessments there had been no impairment of these assets. In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", amortization over the previously identified lives of intangible assets ceased as of December 31, 2001, and indefinite life intangibles will henceforth be assessed for impairment each year using a fair-value-based test. Both the previously applied test based on future cash flows and the newly required fair-value-based tests require that management make assumptions and estimates. Although the Company believes its assumptions and estimates are reasonable, they involve inherently subjective judgments. If actual events differ from management's assumptions and estimates it could produce a materially different result.

     Income Taxes. The calculation of the Company's tax provision is complex due to the international operations and multiple taxing jurisdictions in which the Company operates. The Company has significant deferred tax assets due to net operating losses (NOL) in the United States and other countries, realization of which is not assured and is dependent on generating sufficient taxable income in the future. Management believes it is more likely than not that the Company will generate sufficient taxable income to utilize all NOL carryforwards. To the extent that the Company's estimates of future taxable income are insufficient to utilize all available NOL's, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. Further, the Company's holding company, located in The Netherlands, has had a history of losses and thus also has a sizeable NOL. Due to the history of losses of the holding company, the Company has recorded a full valuation allowance against this deferred tax asset. Should the holding company be profitable in the future and lead management to believe that it is more likely than not that we will realize all or a portion of the NOL, then the estimated realizable value of the deferred tax asset would be recorded and we would provide for taxes at the current tax rate. In the event that actual events differ from management's estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Authoritative Pronouncements

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" effective June 30, 2001 for business combinations that are consummated after July 1, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires use of the purchase method. SFAS No. 142 addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this statement, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be assessed for impairment each year using a fair-value-based test. The Company adopted this standard on January 1, 2002, and based on the analysis performed to date, adoption of this standard will not result in a material impairment of the carrying value of the goodwill or other intangible assets with indefinite lives. The adoption is expected to result in an approximately $1.0 million decrease in the annual amortization of goodwill and other intangible assets.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. This statement is effective on January 1, 2003 with earlier application encouraged. The Company is currently reviewing this statement and has not yet determined its impact, if any, on the Company's financial position, results of operations or cash flows.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective January 1, 2002 and is not anticipated to have any impact on the Company's financial position, results of operations or cash flows.

Results of Operations

         The following table sets forth certain income and expense items as a percentage of net sales for the periods indicated:


                                                  2001       2000        1999
                                                  -----     ------       -----
         Net sales                                100.0%     100.0%      100.0%
         Cost of sales                             30.2       30.2        29.0
                                                  -----     ------       -----
         Gross profit                              69.8       69.8        71.0
                                                  -----     ------       -----
         Operating expenses:
           Research and development                10.1       10.8        11.3
           Sales and marketing                     24.6       25.3        25.3
           General and administrative              13.7       14.4        16.5
           Acquisition costs                        1.1        2.5           -
           In-process research and development        -          -         3.1
                                                  -----     ------       -----
         Income from operations                    20.3       16.8        14.8
                                                  -----     ------       -----
         Other income                               1.1        1.2         1.0
                                                  -----     ------       -----
         Income before provision for income
           taxes and minority interest             21.4       18.0        15.8
         Provision for income taxes                 8.3        8.3         6.9
         Minority interest                            -          -         0.1
                                                  -----     ------       -----
         Net income                                13.1%       9.7%        8.8%
                                                  =====     ======       =====

In 2001, without the $3.0 million acquisition charge related to the Sawady Group of companies, income from operations for that year would have been 21.4% and net income would have been 13.7%, as a percentage of net sales. Excluding the acquisition costs of $5.4 million in 2000 related to Operon Technologies, the percentage for income from operations would have been 19.3% and net income would have been 12.2%, as a percentage of net sales. In 1999, without the $5.1 million charge for purchased in-process research and development, income from operations for that year would have been 17.9% and net income would have been 11.9%, as a percentage of net sales.

Fiscal Year Ended December 31, 2001 compared to 2000

Net Sales

         Net sales in 2001 increased 22% to $263.8 million from $216.8 million in the same period of 2000. Net sales in the United States increased 22% (or $25.2 million) to $142.4 million in 2001 from $117.2 million in 2000, and net sales outside the United States increased 22% (or $21.8 million) to $121.4 million in 2001 from $99.6 million in 2000. Net sales within and outside of the United States increased principally due to increased unit sales of consumable and instrumentation products to existing and new customers. Unit sales increases were attributable to focused marketing efforts and a sales force that continues to actively identify and service customer needs.

         The increase within the United States was primarily attributable to net sales at QIAGEN, Inc., located in Valencia, California and QIAGEN Operon, Inc. (Operon) located in Alameda, California. QIAGEN, Inc. reported an increase of 18% (or $16.9 million) in 2001 over 2000 and Operon reported an increase of 31% (or $6.3 million). Outside of the United States, the increase in net sales was primarily due to growth at QIAGEN GmbH, located in Germany, which reported an increase in net sales of 42% (or $12.2 million), QIAGEN Ltd, located in England, which reported an increase of 36% (or $4.3 million) and QIAGEN K.K., located in Japan, which reported and increase of 26% (or $4.9 million) for 2001 compared to 2000, offset by a decrease of 12% (or $1.1 million) which was recorded by QIAGEN Instruments AG, located in Switzerland. The decrease of sales at QIAGEN Instruments reflected a shift in sales strategy, which resulted in a reduction of net sales by QIAGEN Instruments to OEM clients. This reduction was more than offset by increased intercompany sales to other QIAGEN companies for further resale of the instruments as QIAGEN-branded products.

         While subsidiaries continue to report increased sales of consumable and instrumentation products, the Company continues to expect, as disclosed in previous filings, a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as their market matures. The Company continually introduces new products in order to extend the life of its existing product lines as well as to address new market opportunities. During 2001, the Company released over 25 new products including ProofStartTM DNA Polymerase -- a high-fidelity proofreading enzyme, the QIAexpress(R) UA Cloning Kit -- for direct cloning of PCR products into an expression vector for the production of 6xHis-tagged proteins and the QuantiTect(TM) SYBR(R) Green PCR and RT-PCR Kits, for highly specific and sensitive quantitative PCR and RT-PCR. During 2000, the Company released over 20 new products.

         Changes in exchange rates continued to affect the growth rate of net sales. A significant portion of the Company's revenues is denominated in European Union euros. Using identical foreign exchange rates for both periods, net sales in 2001 would have increased approximately 25% (or $54.5 million), as compared to the reported increase of 22% (or $47.0 million). See "Currency Fluctuations."

Gross Profit

         Gross profit was $184.1 million or 70% of net sales in 2001 as compared to $151.4 million or 70% of net sales in 2000. The absolute dollar increase is attributable to the increase in net sales. The Company's separation and purification consumable products carry a higher gross profit than many of the Company's other products, such as instrumentation and synthetic nucleic acid products. Fluctuations in the product mix can lead to fluctuations in gross profit. The Company continues to develop additional instrumentation products that meet the needs of the molecular diagnostic and genomics markets and anticipates future increases in sales of instrumentation products. Additionally, with the establishment of QIAGEN Operon GmbH, located in Germany, and the March 31, 2001 acquisition of the Sawady Group of companies, located in Japan, the Company expects growth in the European and Japanese markets of its synthetic nucleic acid products through these subsidiaries.

Research and Development

         Research and development expenses increased 15% to $26.8 million (10% of net sales) in 2001 compared with $23.4 million (11% of net sales) in 2000. As the Company continues expansion of its research and development facilities and new product development capabilities, additional research and development expense will be incurred related to facility costs and obtaining and retaining employees for the research and development efforts. The Company's U.S. research and development facility located in Germantown, Maryland, on which construction is substantially complete, is anticipated to include research and development activities. As of December 31, 2001, the Company employed 328 research and development personnel. The Company has a strong commitment to research and development, as demonstrated by the recent expansion of the German research facility along with the new U.S. facility, and anticipates that absolute research and development expenses will continue to increase significantly.

Sales and Marketing

         Sales and marketing expenses increased 18% to $64.8 million (25% of net sales) in 2001 from $54.9 million (25% of net sales) in 2000. The increase in sales and marketing expenses reflects the Company's continued expansion of its sales force and advertising efforts in connection with the sale of its existing products and the introduction of new products. Such efforts contributed to the growth in net sales in 2001. Increased sales and marketing costs are primarily associated with personnel, commissions, advertising, publications, freight and logistics expenses and other promotional items. The Company has recently completed the pilot phase of a Customer Relationship Management system (CRM). While this project has required investment, the Company believes that the developed and implemented systems will allow significant increases of productivity in areas including sales and marketing. During 2001, the Company increased its sales force by approximately 30%. Sales and marketing expenses attributed to the Company's newest subsidiaries, QIAGEN Operon GmbH and QIAGEN S.p.A. and QIAGEN Genomics, Inc. totaled $3.5 million in 2001 compared to $1.1 million in 2000. The Company anticipates that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of the Company's products.

General and Administrative

     General and administrative expenses increased 16% to $36.0 million (14% of net sales) in 2001 from $31.2 million (14% of net sales) in 2000. General and administrative expenses attributed to the Company's principal production and manufacturing operations at QIAGEN GmbH, QIAGEN Instruments AG, Operon, and QIAGEN Sciences, Inc. (the Company's newest U.S. facility), totaled $20.3 million in 2001 compared to $13.9 million in 2000. This absolute dollar increase primarily represents the increased costs related to the support of the Company's growing administrative infrastructure that is expanding to accommodate the Company's continued growth. Additionally, during the year, the allowance for doubtful accounts was increased in line with the increases in sales and accounts receivable. Further, during 2001, QIAGEN Instruments (acquired in 1998) and Operon (acquired in 2000) began to apply policies in evaluating the adequacy of their allowance for doubtful accounts that are more consistent with the Company's overall historic valuation policies, and their allowances for doubtful accounts were increased accordingly. In 2001, the allowance for doubtful accounts was increased by approximately $1.4 million. The increase in general and administrative expenses was partially offset by the reversal of a retirement allowance at Sawady of approximately $2.0 million that is no longer a liability of the subsidiary.

Acquisition Costs

         On March 31, 2001, the Company acquired the Sawady Group of companies located in Tokyo, Japan. Acquisition and related charges were approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

Other Income (Expense)

         Other income was $2.8 million in 2001 compared to $2.6 million in 2000. This increase was mainly due to decreased interest expense, increased income from research and development grants, and a gain on foreign currency transactions, partially offset by decreased interest income and a higher loss on equity method investee.

         Interest expense decreased to $991,000 in 2001 compared to $1.6 million in 2000. This decrease is due to the capitalization of interest related to the new German and U.S. facility construction in accordance with Financial Accounting Standard No. 34. For the year ended December 31, 2001, approximately $2.2 million of interest cost was capitalized. There was no capitalized interest in 2000. Actual interest costs increased primarily as a result of the Company's additional long-term borrowings related to the new facility construction.

         In the 2001, research and development grant income from European as well as German state and federal government grants increased to $1.5 million from $1.2 million in 2000. The Company conducts significant research and development activities in Germany, and expects to continue to apply for such research and development grants in the future.

         Gain/loss on foreign currency transactions was a gain of $31,000 in 2001 and a loss of $231,000 in 2000. Income from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.'s functional currency is the U.S. dollar and its subsidiaries' functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, and the Japanese yen. See "Currency Fluctuations."

         In 2001, interest income decreased to $1.8 million from $3.0 million in 2000. Interest income is derived mainly from the Company's investment of funds in investment grade, interest-bearing marketable securities. As of December 31, 2001, the Company had approximately $22.5 million invested in such securities compared to $37.3 million at December 31, 2000. The weighted average interest rates on the Company's marketable securities portfolio ranged from 4.48% to 5.75% in 2001, compared to 5.75% to 6.78% in 2000.

         In 2001, the Company recorded net losses from equity method investees of $1.4 million compared to $870,000 in 2000. The Company had two equity investments at December 31, 2001 and anticipates that these investments will continue to generate losses at least through 2002. One of these investments, PreAnalytiX, launched its first product, the PAXgene Blood RNA System, in April 2001. The PAXgene Blood RNA System is intended to minimize the chronic problems associated with preanalytical process variability and to eliminate much of the unpredictability that has been a critical limitation in RNA analysis. As previously disclosed, the Company intends to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, the Company may continue to record losses on equity investments in start-up companies based on the Company's ownership interest in such companies.

         Other miscellaneous income increased to income of $1.9 million in 2001 from $1.1 million in 2000, primarily due to the approximate $1.3 million net gain on the sales of marketable securities 2001.

Provision for Income Taxes

         The Company's effective tax rate decreased to 39% in 2001 from 46% in 2000. The Company's operating subsidiaries are exposed to effective tax rates ranging from approximately 8% to approximately 50%. The decrease is due to the lack of a tax benefit associated with the acquisition costs in 2000. Without the acquisition costs in 2000, the Company's effective tax rate would have been 41%. Further, fluctuation in the distribution of pre-tax income among the subsidiaries can lead to fluctuations of the effective tax rate in the Company's consolidated financial statements.

Minority Interest

         Previously, the Company had a 60% interest in its Japanese subsidiary, QIAGEN K.K., and a 50% interest in Rosys Instruments, Inc. (Rosys Inc.), a subsidiary of the Company's wholly owned subsidiary QIAGEN Instruments AG. QIAGEN Instruments AG sold its interest in Rosys Inc. in June 2000, and the Company acquired the minority shareholders' interest in QIAGEN K.K. during the first quarter of 2001. The financial position and results of operations of these subsidiaries are included in the Company's consolidated financial statements for the applicable periods.

Fiscal Year Ended December 31, 2000 compared to 1999

Net Sales

         In 2000, net sales increased 37% (or $58.6 million) to $216.8 million compared to $158.2 million in 1999. All subsidiaries reported increased sales over the prior period. The majority of the Company's sales continue to be attributable to the Company's consumable products, which experienced strong growth worldwide during the year. Net sales in the United States increased 34% (or $29.6 million) to $117.2 million in 2000 from $87.6 million in 1999. Outside the United States, net sales increased 41% (or $29.0 million) to $99.6 million in 2000 from $70.6 million in 1999. Net sales within and outside of the United States increased principally due to increased unit sales of consumable and instrumentation products.

         The increase in sales within the U.S. was primarily due to increased sales at QIAGEN, Inc. of approximately $22.6 million (31%) over the prior year. The increase in sales outside of the U.S. was led by increases at QIAGEN GmbH and QIAGEN K.K. of approximately $4.4 million (18%) and approximately 3.4 million (26%), respectively. In addition to obtaining new customer accounts, increases in consumable sales were also attributable to further leverage of the Company's sales force which, based on its size and focused presence, is increasingly able to identify and service customer needs. Additionally, the Company experienced very strong BioRobot(R) sales and sales from the Operon products.

         While sales of consumable products continue to increase, the Company continues to expect, as disclosed in previous filings, a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as their market matures. The Company continually introduces new products in order to extend the life of its existing product lines as well as to address new market opportunities. During 2000, the Company released over 20 new products including the BioRobot(R) 8000, for fully automated nucleic acid purification and liquid handling, a system for purification of DNA in low elution volumes, a complete RNA protection and isolation system and a kit for ultrafast purification of ultrapure plasmid DNA.

         A significant portion of the Company's revenues during 2000 was denominated in German marks. Compared to 1999, in 2000 the German mark, as measured by the average exchange rate for the period, depreciated against the U.S. dollar by 13.4%. If the same rates used for 1999 were applied to 2000, net sales in 2000 would have been higher and the related percentage growth would have been higher than the percentage calculated in reported net sales. See "Currency Fluctuations."

Gross Profit

         Gross profit increased 35% in 2000 to $151.4 million or 70% of net sales for the year ended 2000 compared to $112.3 million or 71.0% of net sales in 1999. The absolute dollar increase is attributable to the increase in net sales. Gross profit is reduced by increased sales of instrumentation products, such as the QIAGEN BioRobot(R), as they carry a lower gross margin than the Company's consumable products.

Research and Development

         During 2000, research and development expense increased 31% to $23.4 million (11% of net sales), up from $17.8 million (11% of net sales) in 1999. During the first quarter of 1999, construction was completed on a new research and development facility, which was further expanded as of January 2000 and, as a result, operating costs related to the facility were higher in 2000. Additionally, QIAGEN Genomics, Inc., which was purchased on December 31, 1999, incurred $2.6 million in research and development costs in fiscal 2000. The increase in research and development expenses over the prior year was also due to the increased personnel costs related to hiring of new research and development personnel. At December 31, 2000, the Company employed 230 research and development personnel.

Sales and Marketing

         Sales and marketing expenses increased 38% in 2000 to $54.9 million (25% of net sales) from $39.9 million (25% of net sales) in 1999. The increase in sales and marketing expenses is primarily attributable to increases in costs associated with marketing materials, such as publications and promotional items, and personnel. During 2000, the Company increased its sales force by approximately 30%. Sales and marketing expenses attributed to the Company's new subsidiaries QIAGEN Genomics, Inc. and QIAGEN S.p.A. totaled $1.1 million for the year ended December 31, 2000. The Company anticipates that selling and marketing costs will continue to increase along with continued growth in sales of the Company's products.

General and Administrative

         General and Administrative costs increased 19% in 2000 to $31.2 million (14% of net sales) from $26.1 million (17% of net sales) in 1999. The absolute dollar increase is primarily attributable to the general and administrative costs at the Company's five new subsidiaries. Further, this increase represents increased costs required to support the Company's administrative infrastructure that is growing to accommodate the Company's continued growth. The decrease in General and Administrative costs as a percent of sales was primarily due to economies of scale.

Acquisition Costs

         On June 28, 2000, the Company acquired Operon Technologies, Inc. in Alameda, California. In connection with the acquisition, which was accounted for as a pooling of interests, the Company incurred costs of $5.4 million. These costs include approximately $3.9 million of finder fees for the investment banker chosen by the shareholders of Operon. This fee was not paid for by the Company, but by the Operon shareholders. However, in accordance with the accounting rules for a pooling of interests transaction, this expense is reflected in the 2000 financial statements. The acquisition costs also include approximately $1.0 million in Netherlands capital tax, which is based on the amount of capital raised in share issuances.

In-Process Research and Development

         On December 31, 1999, the Company acquired Rapigene, Inc., subsequently renamed QIAGEN Genomics, Inc., in a transaction accounted for as a purchase. Independent appraisers utilizing proven valuation procedures and techniques allocated a portion of the purchase price as in-process research and development. The Company recorded a charge of $5.1 million for purchased in-process research and development in the fourth quarter of 1999. This charge represents the estimated fair value of the purchased in-process research and development based on risk-adjusted cash flows related to the in-process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future use. Accordingly, the Company expensed these costs.

Other Income (Expense)

         Other income increased to $2.6 million in 2000 from $1.6 million in 1999. This increase was mainly due to increased interest income on marketable securities, partially offset by an increase in foreign currency transaction losses.

         During 1999, the Company entered into three equity investments in new start-up companies. In that year, a total of $637,000 was recorded as the equity loss from these investments. In 2000 these losses totaled $870,000. Given the newness of the ventures, the Company anticipates that these investments will continue to generate losses at least during the next several years.

         The Company received a total of $1.2 million in 2000 for research and development grants from European and German state and federal government institutions compared to $1.1 million in 1999.

         Interest expense increased to $1.6 million in 2000 compared to $1.3 million in 1999. This increase is primarily due to interest expense on the Company's new research and development facility, which carries higher principal and interest costs than the former facility alone. In January 2000, the Company began recording lease payments on the expansion of the research and development facility, thus lease related interest expense in 2000 exceeded 1999 amounts.

         Interest income increased to $3.0 million in 2000 from $1.6 million in 1999. Interest income is derived mainly from the Company's investment of funds in investment grade, interest-bearing marketable securities. As of December 31, 2000, the Company had approximately $37.3 million invested in such securities.

         In 2000, the Company incurred losses on foreign currency transactions of $231,000 compared with a gain of $420,000 in 1999. Income from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.'s functional currency is the U.S. dollar and its subsidiaries' functional currencies are the German mark, the British pound, the Swiss franc, the French franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen and the euro. See "Currency Fluctuations."

         Other miscellaneous income increased to $1.1 million in 2000 from $471,000 in 1999 primarily due to increased handling fees paid to QIAGEN N.V. for stock options exercises.

Provision for Income Taxes

         The Company's effective tax rate increased to 46% in 2000 from 44% in 1999. The increase is due to the lack of a tax benefit associated with the acquisition costs in 2000 along with increased taxable income at foreign subsidiaries in 2000 compared to 1999. Without the acquisition costs in 2000, the Company's effective tax rate would have been 41%. The tax rate in 1999 was high due to the lack of a tax benefit for the in-process research and development charge. The effective tax rate excluding the in-process research and development charge would have been 36% in 1999.

Minority Interest

         The Company has a 60 percent interest in its Japanese subsidiary, QIAGEN K.K and until June 30, 2000 the Company also had an interest in Rosys Instruments, Inc. (Rosys, Inc.) which was 50 percent owned by QIAGEN Instruments AG. The financial position and results of operations of these subsidiaries are included in the Company's consolidated financial statements. The minority interest in income of QIAGEN K.K. and Rosys, Inc. decreased to $36,000 in 2000 from $149,000 in 1999, as shown in the consolidated statements of income. This decrease is primarily due to the sale of Rosys, Inc.

Liquidity and Capital Resources

         To date, the Company has funded its business primarily through internally generated funds, debt and the private and public sales of equity. For the years ended December 31, 2001 and 2000, the Company generated net cash from operating activities of approximately $58.1 million and $40.7 million, respectively. Cash provided by operating activities increased in 2001 over 2000 primarily due to increases in net income, depreciation and amortization, and smaller increases in accounts receivable, accounts payable and inventories than in 2000, partially offset by increases in prepaid expenses, the realized gain on sales of marketable securities, and the reduction in tax benefits associated with non-qualified stock options. Since the Company relies heavily on cash generated from operating activities to fund its business, a decrease in demand for the Company's product or significant technological advances of competitors would have a negative impact on the Company's liquidity.

         Approximately $90.8 million of cash was used in investing activities during 2001, compared to $46.3 million in 2000. Investing activities during 2001 consisted principally of the purchases of property and equipment in connection with the expansion of the Company's operations in Germany and the U.S. and the sale of marketable securities.

         Financing activities provided $66.2 million in cash during 2001 compared to $14.3 million provided in 2000. The financing activities in 2001 consisted primarily of proceeds on long-term borrowings and lines of credit, proceeds from the issuance of common shares due to stock option exercises, as well as proceeds received from State and County grants related to the construction of the U.S. facility in Maryland, partially offset by short-term and long-term debt repayments. Financing activities during 2000 consisted primarily of proceeds from the issuance of common shares, including a private sale of 616,000 shares, offset by the repayment of the acquisition note payable related to the purchase of Rapigene, Inc. (renamed QIAGEN Genomics, Inc.).

         As of December 31, 2001 and 2000, the Company had cash and cash equivalents along with investments in current marketable securities of $80.0 million and $61.3 million, respectively, and working capital of $119.4 million and $101.5 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. The Company has credit lines totaling $9.6 million at variable interest rates of which approximately $6.0 million was utilized as of December 31, 2001. In addition, as of December 31, 2001 the Company had short-term loans outstanding totaling $281,000 and capital lease obligations in the amount of $11.5 million. The Company also carries $71.9 million of long-term debt that consists mainly of three notes payable, two which are due in one payment in May 2003 totaling approximately EUR
70.4 million, at a variable rate of EURIBOR plus 1.2%, and one note due in semi-annual payments through March 2009 of EUR 252,000, at a fixed rate of 3.75%.

         At December 31, 2001, the Company continued the construction of three new facilities. The Company's new U.S. research and manufacturing facility is substantially completed at a total estimated project cost of $55.3 million. Construction on two new German facilities commenced in October 2000, with estimated completion in the third quarter of 2002. The total estimated cost for these facilities is approximately EUR 54.0 million (approximately $48.1 million at December 31, 2001). Cash flows from operations and bank loans will continue to fund the estimated costs to complete these projects.

         In May 2001, the Company obtained two new loan facilities totaling EUR
100.0 million (approximately $89.0 million at December 31, 2001) each with an initial term of two years. The primary intended use of the proceeds from these facilities is the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities at these sites. At December 31, 2001, approximately $62.6 million had been drawn against these facilities, and is included in long-term debt.

         Future contractual cash obligations resulting from long-term debt, capital leases and operating leases are as follows:


       Contractual obligations
            (in thousands)                  Total     2002       2003     2004      2005     2006     Thereafter
            --------------                  -----     ----       ----     ----      ----     ----     ----------
Long-term debt                            $ 71,858   $1,138    $64,001   $1,557    $1,172   $1,146      $ 2,844
Capital lease obligations                   17,365    1,789      1,554    1,274     1,140      930       10,678
Operating leases                            14,331    4,521      4,616    3,092     1,187      121          794
                                          --------   ------    -------   ------    ------   ------      -------
Total contractual cash obligations        $103,554   $7,448    $70,171   $5,923    $3,499   $2,197      $14,316
                                          ========   ======    =======   ======    ======   ======      =======


         Additional commercial commitments including lines of credit and purchase commitments are as follows:


                                              Total
    Other commercial commitments             Amounts
           (in thousands)                   Committed       2002       2003       2004      2005     2006     Thereafter
           --------------                   ---------       ----       ----       ----      ----     ----     ----------

Lines of credit                                $6,038     $6,038          -          -         -        -          -
Other commercial commitments                  $36,700    $24,400     $4,800     $7,500         -        -          -
                                              -------    -------     ------     ------
Total commercial commitments                  $42,738    $30,438     $4,800     $7,500         -        -          -
                                              =======    =======     ======     ======

         The Company believes that funds from operations, together with the proceeds from its public and private sales of equity, and the use of debt financing as needed, will be sufficient to fund the Company's planned operations during the coming year.

         The functional currencies of the Company and its subsidiaries generally are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation". All amounts in the financial statements of entities whose functional currency is not the dollar are translated into dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders' equity at historical rates. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions for 2001, 2000 and 1999, was $31,000, ($231,000) and $420,000, respectively, and is included in other income.

Business Factors

         This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements include statements regarding
(i) the Company's ability to maintain its relationships with its customers and its broad range of products, (ii) the Company's ability to stay abreast of technological developments and to develop and introduce new products, (iii) the size, nature and development of the Company's markets and potential markets,
(iv) the Company's ability to penetrate and expand these markets and trends in the demand for the Company's existing and new products, (v) the Company's ability to increase its production efficiency as a result of expansion in its production capacity and to manage growth and its international operations, (vi) the integration of strategic acquisitions and complementary business investments, (vii) variability of operating results and (viii) the Company's liquidity (including the effects of currency fluctuations). Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with the Company's expansion of operations, including the acquisition of new companies; variability in the Company's operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; the Company's ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; the Company's future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of the Company's business. As a result, the Company's future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed throughout this Annual Report.

Item 6.  Directors, Senior Management and Employees

         Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. The Supervisory Directors, Managing Directors and executive officers of the Company, and their ages as of February 15, 2002, are as follows:

                 Name                     Age                Position

      Dr. Metin Colpan..................   47    Managing Director, Chief Executive Officer
      Peer M. Schatz....................   36    Managing Director, Chief Financial Officer
      Prof. Dr. Detlev H. Riesner(1)....   60    Chairman of the Supervisory Board, Supervisory Director
      Jochen Walter(2)..................   54    Supervisory Director
      Dr. Franz A. Wirtz(1).............   69    Supervisory Director
      Erik Hornnaess....................   64    Supervisory Director
      Dr. Heinrich Hornef (2)...........   70    Deputy Chairman of the Supervisory Board, Supervisory Director
      Prof. Dr. Manfred Karobath........   61    Supervisory Director


Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor and Honorary Chairman in 1999.

-----------------------------------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.


         The Company has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.

         The following is a brief summary of the background of each of the Supervisory Directors, the Managing Directors and the Honorary Chairman. Supervisory Directors and Managing Directors are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. References to "QIAGEN" and the "Company" in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

         Dr. Metin Colpan is a co-founder of the Company and has been Chief Executive Officer and a Managing Director since 1985. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Dusseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GPC Biotech AG and Ingenium Pharmaceuticals AG, each in Munich, Germany, and Omnitron in Dusseldorf, Germany. The Company has obtained a key man life insurance policy on the life of Dr. Colpan in the amount of EUR 767,000.

         Peer M. Schatz joined the Company as Chief Financial Officer in 1993 and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of director and vice chairman to Evotec OAI AG and Mulligan BioCapital AG and is a member of the Advisory Board (Borsenrat) of the Frankfurt Stock Exchange.

         Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on the Company's Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Dusseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Dusseldorf. Prior to that he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is also a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath; Therascope AG, Heidelberg; Kourion AG, Dusseldorf; Neuraxo GmbH, Dusseldorf; and Solutas GmbH Hurth.

         Jochen Walter joined the Supervisory Board of QIAGEN in 1988. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Dusseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Dusseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves in the capacities of supervisory board member of Rhein Biotech N.V., NETEC AG and RBB Management AG. He has also served in the capacities of supervisory board member of TRAPO AG, Martel GmbH, Isotopen-Technik Dr. Sauerwein GmbH, and Sauerweinsystem-Technik GmbH; advisory board member of RBB Regionale Beteiligungs-u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and management director and general manager of S-Kapitalbeteiligungsgesellschaft Dusseldorf, mbH.

         Dr. Franz A. Wirtz has been a member of QIAGEN's Supervisory Board since 1989. Dr. Wirtz was Managing Director of Grunenthal GmbH, Aachen/Germany, a large, private pharmaceutical company from 1962-1997 and a member of its Advisory Board from 1998-2001. He is chairman of the Supervisory Board of Paion GmbH, Stolberg and Vice Chairman of Dasgip AG, Julich, two young German biotech companies. For 10 years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds the doctorate degree in chemistry from the Rheinisch-Westfalische Technische Hochschule in Aachen whose honorary citizen he became in 2001.

         Erik Hornnaess has been a member of the Supervisory Board since 1998. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive Director of Alpharma (ALO), New Jersey, AXIS-SHIELDS Group, Scotland, CARDION GmbH, Germany, RADIOMETER A/S, Denmark, EPICEPT INC., New Jersey, and MEDITRON A/S, Norway. He also serves on the advisory board of TVM (Techno Venture Management), Munich. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

         Dr. Heinrich Hornef has been on the Company's Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He is chairman of the supervisory board of the pharmaceutical company Merck KGaA as well as a member of the partners' counsel of E. Merck, both in Darmstadt, Germany. He also serves as chairman on the board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany as chairman of the advisory board of mphasys GmbH, Tuebingen, and as a member of the Beirat of Deutsche Bank AG. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor-organisation BvS (1995-1996).

         Professor Dr. Manfred Karobath studied medicine and worked from 1967 to 1980, first, in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D, Switzerland. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer ("RPR") as President of R&D and Executive Vice President and later he became a member of the Boards of Directors of RPR, Pasteur Merieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as an executive board member of Coley Pharmaceutical Group, as chairman and executive board member of IDEA AG and as deputy chairman and executive board member of CARDION AG.

         Professor Dr. jur. Carsten P. Claussen was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the Executive Board of Norddeutsche Landsbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Duesseldorf and senior advisor to IKB Deutsche Industriekreditbank, Dusseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Duesseldorf; Flossbach & v. Storch Vermogensmangagement AG, Cologne; Co.don AG, Teltow and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Audit and Compensation Committees

         The Audit Committee consists of two members, Dr. Hornef (Chairman) and Mr. Walter, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Audit Committee recommends the selection of independent public accountants to audit the consolidated financial statements and local books and records of the Company and its subsidiaries, along with approving the fees for such services; reviews the performance of the independent public accountants with management, discusses on a quarterly basis the scope and results of the reviews and audits with the independent public accountants; discusses the Company's financial accounting and reporting principles and policies and the adequacy of the Company's internal accounting, financial and operating controls with the independent public accountants and management; considers and approves any recommendations regarding changes to the Company's accounting policies and processes;

reviews with management and the independent public accountants the Company's quarterly earnings reports prior to its release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be filed with the Securities Exchange Commission and the Deutsche Borse.

         The Compensation Committee consists of two members: Professor Riesner (Chairman) and Dr. Wirtz. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee reviews and approves all stock option grants, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Compensation of Directors and Officers

The aggregate amount paid by the Company in fiscal 2001 to the Supervisory Directors, Managing Directors and executive officers of the Company, as a group (8 persons) was approximately $631,000. The total cash remuneration of the Managing Directors was approximately $589,000. There was no significant difference between the cash remuneration for each of the two Managing Directors. Other non-cash remuneration for both managing directors was approximately $16,000. See Note 16 to the Consolidated Financial Statements for information relating to retirement benefits.

         In April 1996, the Supervisory Board adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan), which was approved by the Company's shareholders on June 3, 1996. The following tables sets forth the total amount of vested and unvested options held by the officers and directors of the Company, to purchase Common Shares outstanding under the Option Plan, the expiration dates of such options, and the average prices (in U.S. dollars) at which such options may be exercised, as of February 15, 2002. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant. Each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The outstanding options become exercisable in cumulative annual installments of 33 1/3 percent each, beginning on the first anniversary date of the grant.


                                            Total Vested
                       Name                   Options         Expiration Dates      Exercise Prices
                       ----                   -------         ----------------      ---------------
          Dr. Metin Colpan..................  530,000         5/2006 to 1/2010     $1.188 to $20.500
          Peer M. Schatz....................  196,666         5/2006 to 1/2010     $1.188 to $20.500
          Prof. Dr. Detlev H. Riesner.......   58,000         5/2006 to 1/2010     $1.188 to $20.500
          Jochen Walter.....................   10,667         1/2009 to 1/2010     $8.609 to $20.500
          Dr. Franz A. Wirtz................   61,333         5/2006 to 1/2010     $1.188 to $20.500
          Erik Hornnaess....................   37,333         1/2008 to 1/2010     $5.625 to $20.500
          Dr. Heinrich Hornef...............    5,333               1/2010               $20.500
          Prof. Dr. Manfred Karobath........    5,333               1/2010               $20.500


                                           Total Unvested
                       Name                   Options         Expiration Dates      Exercise Prices
                       ----                   -------         ----------------      ---------------
          Dr. Metin Colpan................  148,000 (1)       5/2009 to 3/2011     $8.765 to $20.563
          Peer M. Schatz..................  133,334 (2)       5/2009 to 3/2011     $8.765 to $20.563
          Prof. Dr. Detlev H. Riesner.....   16,000 (3)       1/2010 to 3/2011     $20.500 to $20.563
          Jochen Walter...................   10,667 (4)       1/2010 to 3/2011     $20.500 to $20.563
          Dr. Franz A. Wirtz..............   10,667 (5)       1/2010 to 3/2011     $20.500 to $20.563
          Erik Hornnaess..................   10,667 (6)       1/2010 to 3/2011     $20.500 to $20.563
          Dr. Heinrich Hornef.............   10,667 (7)       1/2010 to 3/2011     $20.500 to $20.563
          Prof. Dr. Manfred Karobath......   10,667 (8)       1/2010 to 3/2011     $20.500 to $20.563


(1)      Includes 80,000 options granted in 2001 at an exercise price of $20.563
(2)      Includes 80,000 options granted in 2001 at an exercise price of $20.563
(3)      Includes 12,000 options granted in 2001 at an exercise price of $20.563
(4)      Includes 8,000 options granted in 2001 at an exercise price of $20.563
(5)      Includes 8,000 options granted in 2001 at an exercise price of $20.563
(6)      Includes 8,000 options granted in 2001 at an exercise price of $20.563
(7)      Includes 8,000 options granted in 2001 at an exercise price of $20.563
(8)      Includes 8,000 options granted in 2001 at an exercise price of $20.563

Employees

         As of December 31, 2001, the Company employed 1,557 individuals, 21% of whom worked in research and development, 29% in sales, 26% in production/logistics, 9% in marketing and 15% in administration.


-------------------------------------------------------------------------------------------------------
      Country        Research and     Sales     Production/Log     Marketing    Administration    TOTAL
                     Development
-------------------------------------------------------------------------------------------------------
United States              32          188          106               77              95          498
-------------------------------------------------------------------------------------------------------
Germany                   270          120          238               49              99          776
-------------------------------------------------------------------------------------------------------
Switzerland                26           18           42                2              14          102
-------------------------------------------------------------------------------------------------------
Canada                      0           14            0                0               0           14
-------------------------------------------------------------------------------------------------------
United Kingdom              0           32            0                3               5           40
-------------------------------------------------------------------------------------------------------
France                      0           21            0                1               6           28
-------------------------------------------------------------------------------------------------------
Australia                   0           15            0                0               1           16
-------------------------------------------------------------------------------------------------------
Italy                       0            5            0                1               1            7
-------------------------------------------------------------------------------------------------------
Japan                       0           31           24                5              12           72
-------------------------------------------------------------------------------------------------------
The Netherlands             0            0            0                0               4            4
-------------------------------------------------------------------------------------------------------
         12/31/2001       328          444          410              138             237        1,557
-------------------------------------------------------------------------------------------------------


         None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

         The Company's success depends, to a significant extent, on key members of its management and scientific staff. The loss of such employees could have a material adverse effect on the Company. The Company's ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to the Company's success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms. The Company's planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on the Company's operations.

Share Ownership

         The following table sets forth certain information as of February 15, 2002 concerning the ownership of Common Shares by each current member of the managing board and supervisory board. In preparing the following table, the Company has relied on information furnished by such persons.

                                                  Shares Beneficially Owned (1)     Percent Ownership (2)
Name and Country of Residence                                Number
-----------------------------                     -----------------------------     ---------------------
Prof. Dr. Detlev H. Riesner, Germany................      2,950,736(3)                      2.06

Dr. Franz A. Wirtz, Germany.........................      1,216,700(4)                        *

Jochen Walter, Germany..............................       100,000(5)                         *

Erik Hornnaess, Spain...............................        10,000(6)                         *

Professor Dr. Manfred Karobath, France..............          0(7)                            *

Dr. Heinrich Hornef, Germany........................        1,600(8)                          *

Dr. Metin Colpan, Germany...........................      6,000,000(9)                      4.18

Peer M. Schatz, Germany.............................      1,927,576(10)                     1.34


*Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding on February 15, 2002.

------------------
(1) The number of Common Shares issued and outstanding on February 15, 2002 was 143,514,593. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.

(2) Does not include shares of Common Stock subject to options held by such persons at February 15, 2002 and exercisable within 60-days thereafter. See footnotes below for such information on options exercisable at February 15, 2002 and within 60-days thereafter.

(3) Does not include 62,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.500 per share. Options expire in increments during the period between May 2006 and January 2010. Prof. Riesner also has the option to purchase 377,302 common shares through Credit Suisse First Boston. The 2,950,736 shares are held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

(4) Does not include 64,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.500 per share. Options expire in increments during the period between May 2006 and January 2010.

(5) Does not include 13,334 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $8.609 to $20.500 per share. Options expire in increments during the period between January 2009 and January 2010.

(6) Does not include 40,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.625 to $20.500 per share. Options expire in increments during the period between January 2008 and January 2010.

(7) Does not include 8,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price of $20.500 per share. The options expire in January 2010.

(8) Does not include 8,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price of $20.500 per share. The options expire in January 2010.

(9) Does not include 556,666 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.500 per share. Options expire in increments during the period between May 2006 and January 2010. Includes 5,200,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder.

(10) Does not include 223,333 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.500 per share. Options expire in increments during the period between May 2006 and January 2010.

         Stock Option Plan

         In April 1996, the Supervisory Board adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan), which was approved by the Company's shareholders on June 3, 1996. Pursuant to the Option Plan, options to purchase the Company's Common Shares may be granted to employees and consultants of the Company and its subsidiaries and to supervisory directors. An aggregate of 18,968,000 Common Shares have been reserved for issuance pursuant to the Option Plan, subject to certain antidilution adjustments. Options granted pursuant to the Option Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Option Plan is administered by the Compensation Committee of the Supervisory Board (the Compensation Committee), which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option's exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Option Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board.

         The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the Option Plan and to adopt such rules and regulations (including the adoption of "sub plans" applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the Option Plan in any respect, subject to Supervisory Board approval, except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to approval by the shareholders of the Company to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

The following table sets forth the estimated total amount of options to purchase Common Shares outstanding under the Option Plan, the expiration dates of such options, and the prices (in U.S. dollars) at which such options may be exercised, as of February 15, 2002. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant. Each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The outstanding options become exercisable in cumulative annual installments of 33 1/3 percent each, beginning on the first anniversary date of the grant. In connection with the acquisition of Operon Technologies, Inc., the Company exchanged 273,134 QIAGEN options for all of the outstanding options of Operon. These exchanged options vest over 4 years. As of February 15, 2002, options to purchase 1,255,334 Common Shares were held by the officers and directors of the Company, as a group.

                           Outstanding        Expiration         Exercise Price
                             Options             Dates              of Shares
                           -----------        ----------         --------------
1996 Option Plan            8,342,085      9/2003 to 1/2012      $0.97 to $49.75

Item 7.  Major Shareholders and Related Party Transactions

         The following table sets forth certain information as of February 15, 2002, concerning the ownership of Common Shares of each holder of greater than five percent ownership.


                                                            Shares Beneficially Owned (1)
              Name and Country of Residence                            Number                   Percent Ownership
              -----------------------------                 -----------------------------       -----------------
Alafi Capital Company, United States............................    7,505,491(2)                      5.23%


-----------------
(1) The number of Common Shares issued and outstanding on February 15, 2002 was 143,514,593. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.

(2) In reporting the beneficial ownership of shares by Alafi Capital Company, the Company has relied on information furnished by Alafi Capital Company.

Control of Registrant

         To the Company's knowledge, it is not owned or controlled by another corporation or by any foreign government. There are no persons known to the Company to be the beneficial owners of more than ten percent of the Common Shares as of February 15, 2002. As of February 15, 2002, the officers and directors of the Company as a group beneficially owned approximately 12,207,000 Common Shares or 9% of the then outstanding Common Shares.

Related Party Transactions

         From time to time the Company may have transactions with companies in which the Company also holds an interest.

         During 2001, the Company entered into a securities lending arrangement with Deutsche Bank and transferred 20,000 Genome Pharmaceuticals Corporation
(GPC) shares held by the Company to Deutsche Bank in January 2002. The Company is restricted from selling the 20,000 shares during the one-year lending period. The Company retains all other rights to the shares and Deutsche Bank guarantees the return of the shares after the lending period. In 2001, the Company held one of Genome Pharmaceuticals Corporation AG (GPC) seats on GPC's Board of Directors.

         During the year ended December 31, 2001, QIAGEN GmbH had sales to PreAnalytiX GmbH of $1.5 million. At December 31, 2001, QIAGEN GmbH had accounts receivables from PreAnalytiX totaling $440,000. During 2001, both joint venture partners loaned CHF 3.0 million (approximately $1.8 million at December 31,
2001) to the venture at a 4.0% interest rate. It is anticipated that both joint venture partners will convert the loan balances to additional capital at some future date. There was no amount receivable at December 31, 2000. In 2001, the Company held three of six seats on PreAnalytix's Management Committee, for which there is also one independent director.

         At December 31, 2001, QIAGEN GmbH had receivables from Zeptosens AG in the amount of $136,000. At December 31, 2000, QIAGEN N.V. had a note receivable from Zeptosens in the amount of $617,000, which was collected in January 2001. In 2001, the Company held one of six seats on Zeptosens' Board of Directors, and members of the Company's management and Board had interests in Zeptosens totaling 1.3 percent.

         In 2001, the Company held one of three seats on the Board of Directors for Ingenium Pharmaceuticals AG, and members of the Company's management and Board had interests in Ingenium totaling 2.0 percent.

         At December 31, 2001 and 2000, QIAGEN GmbH had receivables from QE-Diagnostiksysteme GmbH in the amount of $242,000 and $86,000, respectively. In 2001, the Company held one of four seats on QE-Diagnostiksysteme's Board of Directors.

         At December 31, 2001 and 2000, the Company had receivables from Coley Pharmaceutical Group, Inc. (Coley) in the amount of $19,000 and $65,000, respectively. In 2001, the Company held one of nine seats on Coley's Board of Directors, and members of the Company's management and Board had interests in Coley totaling 9.9 percent.

         In connection with its formation, QIAGEN K.K. entered into a service agreement with its minority shareholder. Pursuant to the agreement, the minority shareholder provided services such as stock keeping, order processing, and packing and shipping. As compensation for services provided, QIAGEN K.K. paid the minority shareholder a service fee equal to seven percent of the net revenues of QIAGEN K.K. For the years ended December 31, 2000 and 1999, QIAGEN K.K. expensed to sales and marketing expense approximately $1.1 million and $857,000, respectively, in service fees, of which $96,000 and $85,000 is included in accrued liabilities at the end of the respective year. The service agreement was terminated upon the Company's acquisition of the minority shareholder's interest in January 2001.

Item 8.  Financial Information

         See Item 18.

Legal Proceedings

         The Company is not a party to any material litigation in any court, and management is not aware of any contemplated proceeding by any individual, company or government authority against the Company.

Statement of Dividend Policy

         The Company has not paid any dividends on its Common Shares since its inception and does not intend to pay any dividends on its Common Shares in the foreseeable future. The Company intends to retain its earnings, if any, for the development of its business.

Item 9.  The Listing of the Company's Common Shares

         The Company approved a four-for-one stock split during fiscal 2000 and a two-for-one stock split and par value currency conversion in fiscal 1999.

         To effect the four-for-one stock split, on June 16, 2000, the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 65 million to 260 million. The Company's Board of Supervisory Directors and Managing Board approved the split in May 2000. Common shareholders of record on July 3, 2000 received three additional shares for each share held on that date. The additional shares were distributed and the stock split was effective on July 13, 2000.

         On June 18, 1999, the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 32.5 million to 65 million, which was required to effect the two-for-one stock split that the Company's Board of Supervisory Directors and Managing Board approved in May 1999. Common shareholders of record on July 2, 1999 received one additional share for each share held on that date. The additional shares were distributed and the stock split was effective on July 16, 1999.

         Since June 27, 1996, the Common Shares have been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of the Common Shares on the NASDAQ National Market. All share prices prior to July 13, 2000 have been restated to reflect the stock splits.

Annual                                               High ($)           Low ($)
                                                     --------           -------
1997.........................................          7.375              3.031
1998.........................................          9.500              5.234
1999.........................................         20.875              8.188
2000.........................................         57.375             18.813
2001.........................................         35.375             12.380

Quarterly 2000:                                      High ($)           Low ($)
                                                     --------           -------
First Quarter................................         55.500             18.813
Second Quarter                                        48.938             29.250
Third Quarter................................         57.375             44.000
Fourth Quarter                                        45.938             29.500

Quarterly 2001:                                      High ($)           Low ($)
                                                     --------           -------
First Quarter................................         35.375             18.375
Second Quarter...............................         28.000             18.480
Third Quarter................................         23.330             12.380
Fourth Quarter...............................         20.690             14.900

2002:

First Quarter (through March 15, 2002)               20.81              14.000

Monthly:                                             High ($)           Low ($)
                                                     --------           -------
September 2001...............................         20.530             12.380
October 2001.................................         18.500             14.900
November 2001................................         20.690             17.150
December 2001................................         20.140             18.330
January 2002.................................         20.810             18.700
February 2002................................         19.780             15.300

         Since September 25, 1997, the Common Shares have been traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA. The following table sets forth the annual high and low closing sale prices since September 25, 1997, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of the Common Shares on the Neuer Markt. Prior to January 1, 1999 trades on the Neuer Markt were denominated in German marks. In connection with the adoption of the euro by Germany on January 1, 1999, trades on the Neuer Markt, as of January 1, 1999, are denominated in euros. The conversion rate between the German mark and the euro was fixed on January 1, 1999 at 1.95583 German marks per euro. Share prices prior to July 13, 2000 have been restated to reflect the stock splits.

Annual                                              High (DM)          Low (DM)
                                                    ----------         ---------
1997 (since September 25, 1997)..............           10.813            8.813
1998.........................................           17.200            9.138
Annual.......................................       High (EUR)         Low (EUR)
                                                    ----------         ---------
1999.........................................           20.750            7.125
2000.........................................           60.400           17.650
2001.........................................           38.250           13.600

Quarterly 2000:                                     High (EUR)         Low (EUR)
                                                    ----------         ---------
First Quarter................................           57.500           17.650
Second Quarter...............................           61.250           33.750
Third Quarter................................           60.400           48.125
Fourth Quarter...............................           53.800           33.950

Quarterly 2001:                                     High (EUR)         Low (EUR)
                                                    ----------         ---------
First Quarter................................           38.250           19.250
Second Quarter...............................           31.200           21.050
Third Quarter................................           27.900           13.600
Fourth Quarter...............................           23.800           16.200

2002:

First Quarter (through March 15, 2002) ......           23.450           16.700

Monthly:                                             High (EUR)        Low (EUR)
                                                     ----------        ---------
September 2001...............................           22.900           13.600
October 2001.................................           20.500           16.200
November 2001................................           23.800           19.350
December 2001................................           22.700           20.200
January 2002.................................           23.450           21.000
February 2002................................           22.550           17.950

Item 10. Additional Information

Memorandum and Articles of Association

         The Company is registered in the commercial register of the Chamber of Commerce and Industries ("Kamer Van Koophandel"), Limburg-Noord, under the entry number "12036979". Set forth is a summary of certain provisions of the Company's Articles of Association, as amended on July 3, 2000 (the "Articles") and Dutch law, where applicable. Such summary does not purport to be complete and is qualified in its entirety by reference to the Articles and such law.

Objects of the Company

         The objects of the Company are found in Article 2 of the Articles. The objects of the Company include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to the Company's business.

Managing Directors

         The Company shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board (the "Joint Meeting") having made a binding nomination for each vacancy. However the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under the Company's Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt the management rules governing the internal organization of the Managing Board. Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other terms and conditions of employment of the Managing Directors. Under Dutch law, in the event that there is a conflict of interest between the Company and a Managing Director, the Company is represented by the Supervisory Board.

Supervisory Directors

         Under the Company's Articles, the supervisory directors are required to serve the interests of the Company and its business in fulfilling their duties. Under Dutch law, a Supervisory Director must excuse him or herself in the case of any conflict of interest. The Supervisory Board determines the compensation of the members of the Supervisory Board upon the recommendation of the compensation committee. Under the Company's Articles, the General Meeting may suspend or dismiss a supervisory director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

Classes of Shares

         The authorized classes of shares of the Company consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

Common Shares

         Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate ("Type I shares") or with issue of a share certificate ("Type II shares"), in either case in the form of an entry in the share register. The Type II shares are registered with American Stock Transfer & Trust Company, the Company's transfer agent and registrar in New York (the "New York Transfer Agent"). At the discretion of the Supervisory Board, Type I shares may be issued and will be registered with TMF Management B.V. in Amsterdam, The Netherlands.

         The transfer of registered shares requires a written instrument of transfer and the written acknowledgment of such transfer by the Company (or, in the case of Type II shares, the New York Transfer Agent (in the name of the Company)), and surrender of the share certificates, if any, to the Company or (in the name of the Company) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, the Company (or the New York Transfer Agent in the name of the Company) acknowledges the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Financing Preference Shares

         No Financing Preference Shares are outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under "--Dividends" below. The Company has no present plans to issue any such Financing Preference Shares.

Preference Shares

         No Preference Shares are outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates are issued for Preference Shares. Only 25% of the par value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under "--Dividends" below.

         Preference Shares may only be issued in the event that (i) in the opinion of the Supervisory Board, any person who did not acquire shares at incorporation of the Company, shall, alone or pursuant to a mutual arrangement for co-operation jointly with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an amount of Common Shares or Financing Preference Shares, which in aggregate equals 20% or more of the share capital of the Company then outstanding in the form of Common Shares and Financing Preference Shares; (ii) the Supervisory Board shall declare any person to be an "adverse person" upon a determination that such person, alone or together with its affiliates or associates, has become the (beneficial) owner of an amount of Common Shares or Financing Preference Shares which the Supervisory Board determines to be substantial (which amount shall in no event be less than 10% of the shares then outstanding), and a determination that (a) such ownership is intended to cause or pressure the Company to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of the Company and its shareholders or (b) such ownership is reasonably likely to cause a material adverse impact on the business prospects of the Company.

Pre-emptive Rights

         Under the Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares, in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to employees of the Company or a group company of the Company. Under the Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled provided that it has been authorized by the General Meeting to do so. The Supervisory Board has been granted such authority through June 16, 2005. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the general meeting of shareholders shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

         Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

Acquisition by the Company of its Own Shares

         The Company may acquire its own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and
(ii) the Company and its subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of the Company's issued share capital. Shares held by the Company in its own capital or shares held by a subsidiary of the Company may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect an acquisition by the Company of shares in its own capital. Acquisitions by the Company of shares in its own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired.

Capital Reduction

         Subject to the provisions of Dutch law and the Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares or (ii) reducing the par value of shares through an amendment of the Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Annual Accounts

         The Company has a calendar fiscal year. Dutch law requires that within five months after the end of the Company's fiscal year, unless the General Meeting has extended this period by a maximum period of six months on account of special circumstances, the Managing Board must submit to the shareholders a report with respect to such fiscal year, including the Company's financial statements for such year accompanied by a report of an independent accountant. The annual report is submitted to the annual General Meeting for adoption.

Dividends

         Subject to certain exceptions, dividends may only be paid out of profits as shown in the annual financial statements of the Company as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders' equity below the sum of the paid-up capital and any reserves required by Dutch law or the Articles.

         Out of profits, dividends must first be paid on any outstanding Preference Shares (the "Preference Share Dividend") in a percentage (the "Preference Share Dividend Percentage") of the obligatory amount (call) paid up on such shares as at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main refinancing Rates prevailing on such day. Main refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.

         Out of profits remaining after payment of any dividends on Preference Shares, such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the "Financing Preference Share Dividend") shall be paid on the Financing Preference Shares in a percentage (the "Financing Preference Share Dividend Percentage") over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

         Insofar as the profits have not been distributed or allocated to reserves as specified above, they are at the free disposal of the General Meeting provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

         The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of shares in the capital of the Company.

         Distributions as described above are payable as from a date to be determined by the Supervisory Board. The date of payment on Type I shares may differ from the date of payment on Type II shares. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions, provided that cash distributions in respect of Type II shares will, subject to certain exceptions, be paid in the currency of a country where the shares of the Company are listed or quoted for trading, converted at the close of business on a day to be determined for that purpose by the Supervisory Board.

         The Dutch law making the declaration of dividends is the exclusive right of the General Meeting is different from the corporate law of most jurisdictions in the United States, which permit a corporation's board of directors to declare dividends.

Shareholder Meetings and Voting Rights

         The annual General Meeting is held within six months after the end of each fiscal year for the purpose of, among other things, adopting the annual accounts and the filling of any vacancies on the Managing and Supervisory Boards.

         Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon the request of one or more shareholders and other persons entitled to attend meetings jointly representing at least 40% of the issued share capital of the Company or by one or more shareholders jointly representing at least 10% of the issued share capital as provided for under the laws of The Netherlands.

         General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam or The Hague. The notice convening a General Meeting must be given to the shareholders by mail and by advertisement in at least one national daily newspaper published in The Netherlands no later than the fifteenth day prior to the meeting. The notice will contain or be accompanied by the agenda for the meeting.

         The agenda shall contain such subjects to be considered at the General Meeting as the persons convening or requesting the meeting shall decide. One or more shareholders representing at least 10% of the issued share capital may request the Managing Board or Supervisory Board in writing, at least sixty days but not more than ninety days before the anniversary of the date on which the prior year's meeting was convened, to include certain subjects in the agenda. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

         General Meetings are presided over by the chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

         At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares held by the Company or its subsidiary, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend

General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

         A resolution of the General Meeting to amend the Articles, dissolve the Company, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

         A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at the offices of the Company as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

         Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless the Articles require a greater majority or quorum. The Company's Articles do not provide for shareholders to act by written consent outside of a General Meeting.

         A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of the assets of the Company is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

Liquidation Rights

         In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of the Common Shares in proportion to the par value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

         The Supervisory board upon application in writing must approve each transfer of Preference Shares. If approval is refused, the supervisory board will designate prospective purchasers willing to purchase the shares, otherwise the transfer will be deemed approved.

Limitations on Rights to Own Securities

         Other than with respect to usufructuaries and pledges who have no voting rights, the Company's Articles do not impose limitations on rights to own securities.

Provisions which may Defer or Prevent a Change in Control

         The Articles provide that our joint meeting of the Supervisory Board and Managing Board (the "Joint Meeting") may make binding nominations for the election of directors, which can only be overridden by shareholders with a two-thirds majority of the votes cast, which majority must represent more than 50 percent of the outstanding shares. The Articles provide that preference shares may in certain instances be issued to third parties selected by the Company giving such parties preferred dividend rights and placing additional votes in hands friendly to the Supervisory Board. The Articles further provide that significant transactions such as a merger or sale of substantially all the assets of the Company can only be approved by specified super-majority votes unless the Supervisory Board proposed such transactions to the general meeting. The Articles can only be amended based on a proposal of the Supervisory Board. Such provisions may have the effect of delaying, deterring or preventing a change in control that might otherwise be considered to be in the best interest of shareholders.

Ownership Threshold Requiring Disclosure

         The Company's Articles do not provide an ownership threshold above which ownership must be disclosed.

Exchange Controls

         There are currently no limitations either under the laws of The Netherlands or in the Company's Articles of Association, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in The Netherlands, there are no material limitations on the amount of cash payments that may be remitted by the Company to residents of foreign countries.

Obligation of Shareholders to Disclose Major Holdings

         As of June 1, 1997, the Dutch Act on Disclosure of Holdings in Listed Companies 1996 (the "Disclosure of Holdings Act 1996") came into force. By provision of the Disclosure of Holdings Act 1996, any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing of a stock exchange within the European Economic Area must give a written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the Disclosure of Holdings Act 1996 are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3.

         Notification must be given to the Company and the Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer) which will disclose the information as notified to the public. Non-compliance with the obligations of the Disclosure of Holdings Act 1996 constitutes an economic offense, punishable by a penalty fee of up to the equivalent in euro of NLG 25,000 (or the equivalent in euro of NLG 100,000 for legal entities) or imprisonment for up to six months (or two years for deliberate infractions). In addition, civil actions may be instituted against a person failing to comply with the Disclosure of Holdings Act 1996. A court may impose certain measures on such a person, including the suspension of voting rights with respect to Common Shares owned by such person.

         The Common Shares are currently listed on the Neuer Markt trading segment of the Frankfurt Stock Exchange. The Company has been informed, however, by the Securities Board of the Netherlands, that its listing on the Neuer Markt is not an official listing of a stock exchange within the European Economic Area and, therefore, no notification filings are currently required by the Company's stockholders in connection with the Disclosure of Holdings Act of 1996.

Taxation

         The following is a general summary of certain material United States federal income and The Netherlands tax consequences to holders of Common Shares (collectively, "U.S. Holders") who are (i) citizens or residents of the United States, (ii) entities subject to U.S. corporate tax, (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States but generally exempt from U.S. tax, (iv) certain not-for-profit organizations established in the United States but generally exempt from U.S. tax, (v) United States regulated investment companies, United States real estate investment trusts, and United States real estate mortgage conduits, and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. This summary does not purport to address all of the material consequences to such holders. Therefore, all prospective purchasers of Common Shares who would be U.S. Holders are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of the Common Shares.

         The statements of The Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or The Netherlands law, or in the double taxation conventions between the United States and The Netherlands, occurring after such date.

Netherlands Tax Considerations

         The following summarizes the material tax consequences under Netherlands law of an investment in the Common Shares. Such summary is based on current Netherlands law as interpreted under officially published case law, and is limited to the tax implications for an owner of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder" or "Shareholder").

Dividend Withholding Tax

         General. Dividends distributed by the Company are subject to a withholding tax imposed by The Netherlands at a rate of generally 25%. Dividends include dividends in cash or in kind, constructive dividends and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax over the nominal value unless sourced out of the Company's paid-in share premium which is recognized for Netherlands tax purposes.

         No withholding tax applies on the sale or disposition of Common Shares to persons other than the Company and affiliates of the Company.

         A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and all EU Member States except Portugal. Under most of those conventions, Netherlands dividend withholding tax is reduced to 15% or a lower rate.

         U.S. Shareholders. Under the Tax Convention between The Netherlands and the United States (the "Convention"), the withholding tax on dividends paid by the Company to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) or 15% (in the case of other U.S. Shareholders), unless such U.S. shareholders have a permanent establishment in The Netherlands with which the shares are effectively connected. Dividends paid by the Company to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax.

         Dividend Stripping. On August 30, 2001, a bill was submitted to the Netherlands Parliament containing measures against what are known as "dividend stripping" transactions. According to this bill, as of April 27, 2001, a refund, reduction, exemption, or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner of the dividends. The term "beneficial owner" has not been defined. However, the bill does include a non-exhaustive description of various situations in which the recipient of the dividend distribution is not deemed to be the beneficial owner. In general terms, "dividend stripping" can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his Shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his Shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his "beneficial" interest in the Shares and the dividend distributions.

Income Tax and Corporate Income Tax

         General. A non-resident Shareholder will not be subject to Netherlands income tax with respect to dividends distributed by the Company on the Common Shares or with respect to capital gains derived from the sale or disposition of Common Shares in the Company, provided that:

                  (a) the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

                  (b) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (as defined in The Netherlands tax code) in the share capital of the Company or, in the event the Shareholder does have such a substantial interest, such interest is a business asset; and

                  (c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which the Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

         In general terms, a substantial interest in the share capital of the Company does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the nominal paid-in capital of the Company, does not have the right to acquire 5% or more of the nominal paid-in capital of the Company (call option) and does not have the right to share in the Company's profit or liquidation revenue amounting 5% or more of the annual profits or liquidation revenue.

         U.S. Shareholders. Pursuant to the Convention, the gain derived by a U.S. Shareholder from an alienation of the Common Shares constituting a substantial interest of the Shareholder in the Company, not effectively connected or deemed connected with a permanent establishment or permanent representative of the Shareholder in The Netherlands, is not subject to Netherlands income tax or corporate income tax, provided that the gain from the alienation of the Common Shares is not derived by an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands according to Netherlands tax law and who owns, either alone or together with close relatives, at least 25% of any class of shares of the Company.

Gift and Inheritance Tax

         A gift or inheritance of Common Shares from a non-resident Shareholder will not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Common Shares are attributable.

United States Federal Income Tax Considerations

         The following summarizes the material U.S. federal income tax consequences of the ownership of Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers or holders that own, actually or constructively, 10% or more of the voting shares of the Company).

         As used herein, references to a "U.S. Holder" are to a holder of Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity otherwise subject to United States federal income taxation on a net income basis with respect to Common Shares (including a non-resident alien or foreign corporation that holds, or is deemed to hold, Common Shares in connection with the conduct of a U.S. trade or business); and references to a "non-U.S. Holder" are to a holder that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends

         To the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles, distributions, if any, made with respect to Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property distributed by the Company, before reduction for Netherlands withholding tax. To the extent that such distribution exceeds the current or accumulated earnings and profits of the Company, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, "financial services income") for purposes of the foreign tax credit limitation. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see "Taxation -- Netherlands Tax Considerations -- Dividend Withholding Tax") against their income or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules.

         Dividends paid by the Company in a currency other than the U.S. dollar will be included in the income of a U.S. Holder in a U.S. dollar amount based upon the exchange rate in effect on the date of receipt. A U.S. Holder will have a tax basis in such foreign currency for U.S. federal income tax purposes equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent disposition of such foreign currency (including a subsequent conversion into U.S. dollars) will be ordinary income or loss. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

         A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Common Shares that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder, (and are attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from Common Shares), in which case the non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Common Shares that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of Common Shares, as discussed below.

Taxation of Capital Gains

         Subject to the PFIC rules discussed below, upon the sale or other disposition of Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of Common Shares and the U.S. Holder's adjusted tax basis in Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 20% for Common Shares held for more than year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.

         A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of Common Shares unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of the Common Shares) or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Passive Foreign Investment Company Status

         The Company may be classified as a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes if certain tests are met. The Company will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held the Common Shares, either (i) 75% or more of its gross income for the taxable year is passive income; or (ii) the average value of its assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to the Company and its ownership of its subsidiaries is that the Company, for purposes of the income and assets tests described above, will be treated as owning directly its proportionate share of the assets of the subsidiaries and of receiving directly its proportionate share of each of those companies' income, if any, so long as the Company owns, directly or indirectly, at least 25% by value of the particular company's stock. Active business income of the Company's subsidiaries will be treated as active business income of the Company, rather than as passive income. Based on its current income, assets and activities, the Company does not believe that it is currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that the Company will not subsequently become a PFIC.

         A determination as to PFIC status is made annually (although an initial determination that the Company is a PFIC will generally be binding on a shareholder who does not make the qualified election discussed below with respect to the first year such shareholder holds or is deemed to hold Common Shares). Whether the Company is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of the income and assets of the Company. For example, the Company retains in its business a substantial amount of cash and cash equivalents, and such cash balances are considered by the IRS to be passive assets, even if held as working capital for an active business. Accurate predictions of the composition of the Company's income are particularly difficult in light of the volatile nature of earnings patterns in technological industries. In addition, U.S. tax law is not entirely clear as to the proper classification of all types of income that the Company may realize or all types of assets that it may hold. The Company will, however, monitor its income and assets closely in order to make an annual determination as to whether it is a PFIC. Following the close of any tax year, the Company intends to promptly send a notice to all shareholders of record at any time during such year, if the Company determines that it is a PFIC.

         If the Company is a PFIC, each of the direct and certain indirect shareholders of the Company that is a U.S. person ("U.S. Shareholders") either
(i) may make an election to report currently its pro rata share of the Company's ordinary earnings and net capital gain even if no distributions are actually received from the Company (the "qualified election"), or (ii) upon a disposition of Common Shares, including a disposition pursuant to an otherwise tax-free reorganization, or receipt of an "excess distribution" (as defined in the Code), will be subject to tax (including an interest charge) generally as if the gain or distribution were earned ratably over the period in which the Common Shares were held and face other adverse tax consequences. Alternatively, under the "Taxpayer Relief Act of 1997", effective for taxable years of U.S. persons beginning after December 31, 1997, U.S. Shareholders may make a mark-to-market election with respect to the Common Shares under which the U.S. Shareholder would include in income each year an amount equal to the excess, if any, of the market value of the Common Shares as of the close of the taxable year over the U.S. Shareholder's adjusted basis in such stock. Under this election, the U.S. Shareholder would be allowed a deduction for the excess, if any, of the adjusted basis of the Common Shares over the market value of the shares as of the close of the taxable year but only to the extent of any net mark-to-market gains with respect to the Common Shares included by the shareholder for prior taxable years. The U.S. Shareholder's adjusted basis in the Common Shares would be adjusted to reflect the amounts included or deducted under this election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares would be treated as ordinary income. Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or other disposition of the Common Shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark to market will apply to the taxable year for which made and all subsequent taxable years, unless the Common Shares cease to be treated as marketable stock or the Secretary of the Treasury consents to the revocation of such election.

         A shareholder who makes a qualified election may recognize ordinary income or loss as a result of currency fluctuations between the dates of deemed and actual distributions from the Company.

         If the Company becomes a PFIC, each U.S. Shareholder would be required annually to file IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such shareholder's timely filed income tax return and with the Internal Revenue Service, whether or not the qualified election (or, for tax years after 1997, the mark-to-market election) is made. A U.S. Shareholder choosing to make a qualified election must also include a shareholder election statement and the PFIC annual information statement provided by the Company (as described below) when filing IRS Form 8621 and its income tax return, and should send a copy of the shareholder election statement to the Internal Revenue Service. If the Company determines that it has become a PFIC, within two months after the end of each year it intends to supply the PFIC annual information statement necessary to make the qualified election for such year to each U.S. Shareholder of record at the end of such year. In such case, the Company also intends to supply the PFIC annual information statement to any shareholder or former shareholder who requests it.

         Prospective purchasers of Common Shares are urged to consult their tax advisors regarding the PFIC rules and their effect on an investment in Common Shares, with particular regard to (i) the advisability of making the qualified election in the event that the Company notifies the shareholders that it has become a PFIC in any taxable year, or (ii) the advisability of making the mark-to-market election provided in the tax law.

Backup Withholding and Information Reporting

         In general, dividend payments, or other taxable distributions, paid within the United States or through certain U.S.-related financial intermediaries on Common Shares will be subject to information reporting requirements and backup withholding tax at the rate of 30% for a non-corporate United States person and, who also:

     .    fails to provide an accurate taxpayer identification number;
     . is notified by the Internal Revenue Service that the individual has failed to report all interest or dividends required to be shown on the Federal income tax returns; or
     . in certain circumstances, fails to comply with applicable certification requirements.

         Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 or W-9.

         If a United States person sells Common Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the individual can certify that they are a non-U.S. person, under penalties of perjury, or they otherwise establish an exemption. If a United States person sells Common Shares through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to the person outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the United States person outside the United States, if the person sells Common Shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

         An individual generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the individual's income tax liability by filing a refund claim with the United States Internal Revenue Service.

Foreign Currency Issues

         If dividends are paid in Dutch guilders, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in Dutch guilders, determined at a spot, Dutch guilder/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. The Company has never paid cash dividends on its share capital and does not intend to do so for the foreseeable future.

Documents on Display

          Documents referred to in this Annual Report may be inspected at the Company's principal executive office located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

         The Company's market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of the Company's risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. The Company does not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

         Interest income earned on the Company's investment portfolio is affected by changes in the relative levels of market interest rates. The Company only invests in high-grade investment securities. For the year ended December 31, 2001, the weighted average interest rate on the Company's marketable securities portfolio was 4.48% to 5.75%.

         Borrowings against lines of credit are at variable interest rates. At December 31, 2001, and 2000, the Company had $6.0 million and $855,000, respectively, of outstanding lines of credit with an average interest rate of 5.92% at December 31, 2001. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted the Company's financial statements.

         In May 2001, the Company obtained two new loan facilities totaling EUR
100.0 million (approximately $89.0 million at December 31, 2001) with an initial term of two years and a variable interest rate based on EURIBOR plus 1.2% (4.54% at December 31, 2001.) At December 31, 2001, $62.6 million had been drawn against these facilities. A hypothetical adverse 10 percent movement in market interest rates would decrease 2002 earnings by approximately $360,000, based on the year-end interest rate, a loan balance consistent with that at year-end and a constant foreign exchange rate. In February 2002, loan agreements related to EUR 50.0 million of the facilities was amended to be U.S. dollar denominated and the amount was fixed at $43.5 million at an interest rate of LIBOR plus 1.28%.

Currency Fluctuations

         The Company operates on an international basis. A significant portion of its revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. However, because the Company has substantial expenses as well as revenues in each of its principal functional currencies, the exposure of its financial results to currency fluctuations is reduced. The Company seeks to mitigate what it believes to be a significant portion of the remaining risk through hedging transactions. In general terms, appreciation of the U.S. dollar against the Company's other foreign currencies, such as occurred in 2000 and 2001 with respect to the euro, will decrease reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

         In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principle objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. At December 31, 2001, the notional amount of foreign currency exchange options was $6.8 million. The functional currency of $5.6 million of the foreign currency exchange options was the euro, with a notional weighted average exchange rate of 1.0000. The functional currency of the remaining $1.2 million foreign currency exchange options was the Swiss franc, with a notional weighted average exchange rate of 1.5500.

Foreign Currency Exchange Rate Risk

         The Company's principal production and manufacturing facility is located in Germany and intercompany sales of inventory expose the Company to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the Company's German subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the German subsidiary records revenue and the date when the payment is received from the purchasing subsidiaries exposes the Company to foreign exchange risk. The exposure results primarily from those transactions between Germany and the U.S.

         At year-end, the Company's long-term debt with Deutsche Bank was denominated in euros. Approximately $44.5 million was loaned to QIAGEN Sciences, Inc., therefore, the Company internally bears currency exchange rate risk and changes in the foreign exchange rate will affect earnings. In February 2002, the terms of the loan agreements were amended so that the portion of the loan payable from U.S. subsidiaries is denominated in U.S. dollars.

         The foreign currency exchange rate risk is partially offset by transactions of the German subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the existing and/or anticipated receivables resulting from intercompany sales from Germany to the U.S. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that the Company's exposure to foreign currency exchange rate risk is material.

Item 12.    Not Applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         Not applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable.

                                    PART III

Item 17. Financial Statements

         See Item 18.

Item 18. Financial Statements.

         See pages F-1 through F-27 and S-1 through S-2 included herein.

Item 19. Exhibits

     (A) The following financial statements and schedules, together with the reports of Arthur Andersen LLP thereon, are filed as part of this annual report:

           Report of Independent Public Accountants
           Consolidated Balance Sheets
           Consolidated Statements of Income
           Consolidated Statements of Shareholders' Equity and Comprehensive
            Income
           Consolidated Statements of Cash Flows
           Notes to Consolidated Financial Statements
           Report of Independent Public Accountants on Supplemental Schedule
           Schedule II - Valuation and Qualifying Accounts

     (B)   Exhibits:

              1.1 Articles of Association as confirmed by notorial deed as of July 6, 2000 (English translation)

              2.1 Credit Contract for a Club Deal between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated May 28, 2001

              2.2 Amended and Restated Guaranty Agreement between QIAGEN Sciences, Inc. and QIAGEN GmbH, dated February 28, 2002

              2.3 Amended and Restated Promissory Note between QIAGEN Sciences, Inc. and QIAGEN North American Holdings, Inc., dated February 28, 2002

              2.4 Amended and Restated Promissory Note between QIAGEN North American Holdings, Inc., and QIAGEN GmbH, dated February 28, 2002

              2.5 Amended and Restated Indemnity Deed of Trust, between QIAGEN Sciences, Inc. and Richard Sugarman, dated February 28, 2002

             *4.1 Lease between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership, dated May 16, 1996 (Filed as
                    Exhibit 10.1)

            **4.2 Lease between QIAGEN GmbH and Brixton Estate Deutschland GmbH dated March 14, 1997 (the "Albert-Einstein-Str. Lease" (Filed as Exhibit 10.1(a))

            **4.3   The "Albert-Einstein-Str. Lease" Contract Summary (Filed as
                    Exhibit 10.1(b))

           ***4.4 Exercised Option to Extend Lease Between QIAGEN Inc. and Haserjian Bros. Realty Co., a California General Partnership, dated February 10,1999. (Filed as Exhibit 10.1)

          ****4.5 Master Agreement among Becton, Dickinson and Company, Becton Dickinson Sample Collection GmbH, QIAGEN AG, and QIAGEN N.V., dated August 5, 1999 (Filed as Exhibit 10.1)

          ****4.6   Lease Between QIAGEN GmbH and Gisantus
                    Grundstucksverwaltungsgesellscharft mnH, dated January 13, 1997 (the "Max-Volmer-Strasse 4 Lease") (Filed as Exhibit 10.3)

          ****4.7 The "Max-Volmer-Strasse 4 Lease" Summary (Filed as Exhibit 10.3(a))

              4.8 Second Amendment to the Standard Industrial/Commercial Single-Tenant Lease - Net Dated May 15, 1996, and the First Amendment Date for Reference Purposes as February 10, 1999, between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership

           4.9 Third Amendment to the Standard Industrial/Commercial Single-Tenant Lease-Net, dated October 4, 2001, between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership

           6.1      EPS Calculation Explanation

           8.1      List of Significant Subsidiaries

          10.1      Consent of Arthur Andersen LLP

          10.2.1    Letter regarding Arthur Andersen LLP representations

          *Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 27, 1997. **Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 21, 1998. ***Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 1999. ****Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     QIAGEN N.V.

                                     By:    /s/ Peer M. Schatz
                                         --------------------------------------
Dated:  March 29, 2002                   Peer M. Schatz, Chief Financial Officer

                          QIAGEN N.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               Page
                                                                                                               ----
Report of Independent Public Accountants..........................................................              F-2

Consolidated Balance Sheets.......................................................................              F-3

Consolidated Statements of Income.................................................................              F-5

Consolidated Statements of Shareholders' Equity and Comprehensive Income..........................              F-6

Consolidated Statements of Cash Flows.............................................................              F-7

Notes to Consolidated Financial Statements........................................................              F-9




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of QIAGEN N.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. (a Netherlands company) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QIAGEN N.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Los Angeles, California
February 6, 2002

                          QIAGEN N.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                                    As of December 31,
                                                                            ----------------------------------
                                                                                2001                  2000
                                                                            ------------        --------------

Current Assets:
  Cash and cash equivalents                                                 $ 56,460,000          $ 24,008,000
  Marketable securities                                                       22,512,000            37,307,000
  Notes receivable                                                             3,844,000             3,383,000
  Note receivable from related party                                                -                  617,000
  Accounts receivable, net of allowance for doubtful accounts of
    $2,048,000 and $991,000 in 2001 and 2000, respectively                    39,955,000            34,738,000
  Income taxes receivable                                                      2,439,000             1,779,000
  Inventories                                                                 31,883,000            29,231,000
  Deferred income taxes                                                       11,123,000            11,866,000
  Prepaid expenses and other                                                   9,115,000             4,736,000
                                                                            ------------          ------------
Total current assets                                                         177,331,000           147,665,000

Long-Term Assets:
  Property, plant and equipment, net                                         160,365,000            73,156,000
  Long-term marketable securities,
    approximately $213,000 restricted in 2001                                  2,759,000             6,316,000
  Intangible assets, net of accumulated amortization of
    $4,060,000 and $2,734,000 in 2001 and 2000, respectively                   7,140,000             7,136,000
  Deferred income taxes                                                        1,804,000                  -
  Other assets                                                                 7,569,000             6,620,000
                                                                            ------------          ------------
Total long-term assets                                                       179,637,000            93,228,000
                                                                            ------------          ------------
                                                                            $356,968,000          $240,893,000
                                                                            ============          ============





The accompanying notes are an integral part of these consolidated balance sheets.

                          QIAGEN N.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                    As of December 31,
                                                                            ---------------------------------
                                                                                2001                  2000
                                                                            ------------        -------------

Current Liabilities:
  Lines of credit                                                           $  6,038,000        $     885,000
  Short-term debt                                                                281,000            6,382,000
  Current portion of long-term debt                                            1,138,000            1,071,000
  Current portion of capital lease obligations                                 1,085,000            1,043,000
  Accounts payable                                                            20,262,000           18,668,000
  Accrued liabilities                                                         20,235,000           15,878,000
  Income taxes payable                                                         8,434,000            1,712,000
  Deferred income taxes                                                          410,000              499,000
                                                                            ------------        -------------
Total current liabilities                                                     57,883,000           46,138,000
                                                                            ------------        -------------

Long-Term Liabilities:
  Long-term debt, net of current portion                                      70,720,000           11,552,000
  Capital lease obligations, net of current portion                           10,463,000           11,744,000
  Deferred income taxes                                                            -                  549,000
  Other                                                                        4,927,000            3,361,000
                                                                            ------------        -------------
Total long-term liabilities                                                   86,110,000           27,206,000
                                                                            ------------        -------------


Minority Interest in Consolidated Subsidiaries                                      -                 193,000
                                                                            ------------        -------------

Commitments and Contingencies (Note 15)

Shareholders' Equity:
  Common shares, EUR 0.01 par value
  Authorized--260,000,000 shares
  Issued and outstanding--143,463,800 shares in
    2001 and 142,548,487 shares in 2000                                        1,458,000            1,450,000
  Additional paid-in capital                                                 123,117,000          103,448,000
  Retained earnings                                                           97,278,000           62,859,000
  Accumulated other comprehensive loss                                        (8,878,000)            (401,000)
                                                                            ------------        -------------
Total shareholders' equity                                                   212,975,000          167,356,000
                                                                            ------------        -------------
                                                                            $356,968,000        $ 240,893,000
                                                                            ============        =============






The accompanying notes are an integral part of these consolidated balance sheets.

                          QIAGEN N.V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                 Years ended December 31,
                                                              -------------------------------------------------------------
                                                                   2001                    2000                    1999
                                                              -------------           -------------           -------------
Net sales                                                      $263,770,000           $ 216,802,000           $ 158,155,000
Cost of sales                                                    79,673,000              65,436,000              45,836,000
                                                              -------------           -------------           -------------
Gross profit                                                    184,097,000             151,366,000             112,319,000
                                                              -------------           -------------           -------------

Operating Expenses:
  Research and development                                       26,769,000              23,372,000              17,813,000
  Sales and marketing                                            64,830,000              54,931,000              39,948,000
  General and administrative                                     36,022,000              31,177,000              26,110,000
  Acquisition costs                                               3,000,000               5,353,000                     -
  In-process research and development                                   -                       -                 5,100,000
                                                              -------------           -------------            ------------
Total operating expenses                                        130,621,000             114,833,000              88,971,000
                                                              -------------           -------------            ------------

Income from operations                                           53,476,000              36,533,000              23,348,000
                                                              -------------           -------------            ------------

Other Income (Expense):
  Interest income                                                 1,795,000               3,032,000               1,576,000
  Interest expense                                                 (991,000)             (1,622,000)             (1,306,000)
  Research and development grants                                 1,526,000               1,212,000               1,116,000
  Gain (loss) on foreign currency transactions, net                  31,000                (231,000)                420,000
  Loss from equity method investees                              (1,373,000)               (870,000)               (637,000)
  Other miscellaneous income, net                                 1,859,000               1,070,000                 471,000
                                                              -------------           -------------            ------------
Total other income                                                2,847,000               2,591,000               1,640,000
                                                              -------------           -------------            ------------

Income before provision for income
  taxes and minority interest                                    56,323,000              39,124,000              24,988,000
Provision for income taxes                                       21,896,000              18,085,000              10,950,000
Minority interest                                                     8,000                  36,000                 149,000
                                                              -------------           -------------            ------------
Net income                                                    $  34,419,000           $  21,003,000            $ 13,889,000
                                                              =============           =============            ============

Basic net income per common share                             $        0.24           $        0.15            $       0.10
                                                              =============           =============            ============

Diluted net income per common share                           $        0.24           $        0.14            $       0.10
                                                              =============           =============            ============



Shares used in computing basic net income
  per common share                                              142,962,000             142,040,000             140,317,000
                                                              =============           =============            ============

Shares used in computing diluted net income
  per common share                                              145,055,000             145,071,000             142,186,000
                                                              =============           =============            ============








The accompanying notes are an integral part of these consolidated financial statements.

                          QIAGEN N.V. AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME


                                                                                                Accumulated
                                  Common Shares              Additional                            Other            Total
BALANCE AT                 -------------------------          Paid-In         Retained        Comprehensive    Shareholders'
DECEMBER 31,               Shares             Amount           Capital         Earnings            Loss            Equity
-----------------------------------------------------------------------------------------------------------------------------
  1998                   139,888,291       $2,417,000       $48,218,000     $ 27,967,000      $ (2,372,000)     $76,230,000
-----------------------------------------------------------------------------------------------------------------------------
Net income                      -                -                 -          13,889,000              -          13,889,000
Unrealized loss, net
  on marketable securities      -                -                 -                -               (7,000)          (7,000)
Translation
  adjustment                    -                -                 -                -           (2,160,000)      (2,160,000)
                                                                                                                -----------
Comprehensive income            -                -                 -                -                 -          11,722,000
Conversion of par value
  to EUR 0.01                   -            (993,000)          993,000             -                 -                -
Exercise of
  stock options              926,772           11,000         2,672,000             -                 -           2,683,000
Tax benefit in connection
  with nonqualified
  stock options                 -                -            6,237,000             -                 -           6,237,000
BALANCE AT
DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------
  1999                   140,815,063        1,435,000        58,120,000       41,856,000        (4,539,000)      96,872,000
-----------------------------------------------------------------------------------------------------------------------------
Net income                      -                -                 -          21,003,000              -          21,003,000
Unrealized gain, net
  on marketable securities      -                -                 -                -            6,133,000        6,133,000
Translation
  adjustment                    -                -                 -                -           (1,995,000)      (1,995,000)
                                                                                                                -----------
Comprehensive income            -                -                 -                -                 -          25,141,000
Exercise of
  stock options            1,117,424           10,000         4,458,000             -                 -           4,468,000
Private placement
  of common stock            616,000            5,000        16,284,000             -                 -          16,289,000
Finders' fees paid by
  Operon shareholders           -                -            3,850,000              -                -           3,850,000
Tax benefit in connection
  with nonqualified
  stock options                 -                -           20,736,000             -                 -          20,736,000
BALANCE AT
DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------
  2000                   142,548,487        1,450,000       103,448,000       62,859,000          (401,000)     167,356,000
-----------------------------------------------------------------------------------------------------------------------------
Net income                      -                -                 -          34,419,000              -          34,419,000
Unrealized loss, net
  on marketable securities      -                -                 -                -           (3,606,000)      (3,606,000)
Realized gain, net
  on marketable securities      -                -                 -                -           (1,296,000)      (1,296,000)
Translation
  adjustment                    -                -                 -                -           (3,575,000)      (3,575,000)
                                                                                                                -----------
Comprehensive income            -                -                 -                -                 -          25,942,000
Exercise of
  stock options              862,914            8,000         4,081,000             -                 -           4,089,000
Common stock issued for
  intangible asset            52,399             -              746,000             -                 -             746,000
Tax benefit in connection
  with nonqualified
  stock options                 -                -           14,842,000             -                 -          14,842,000
BALANCE AT
DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------
  2001                   143,463,800       $1,458,000      $123,117,000      $97,278,000       $(8,878,000)    $212,975,000
=============================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

                          QIAGEN N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Years ended December 31,
                                                              ---------------------------------------------------------
                                                                   2001                 2000                  1999
                                                              -------------         -------------         -------------
Cash Flows From Operating Activities:
  Net income                                                    $34,419,000           $21,003,000           $13,889,000
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization                              15,059,000            11,066,000             8,561,000
      Finders fees paid by Operon shareholders                         -                3,850,000                  -
      In-process research and development                              -                    -                 5,100,000
      Tax benefit on non-qualified stock options                 14,842,000            20,736,000             6,237,000
      Provision for losses on accounts receivable                 1,363,000               189,000               381,000
      Deferred income taxes                                      (1,789,000)           (5,642,000)           (1,297,000)
      (Gain) loss on disposition of property and equipment          (39,000)              (55,000)              (29,000)
      (Gain) loss on sale of marketable securities               (1,296,000)                 -                   11,000
      Loss on sale of investment                                       -                   30,000                  -
      Loss on equity method investee                              1,373,000               870,000               637,000
      Minority interest                                               8,000                36,000               149,000
      Net changes in operating assets and liabilities:
    (Increase) decrease in:
        Notes receivable                                           (959,000)           (1,685,000)             (909,000)
        Accounts receivable                                      (7,888,000)          (10,950,000)           (5,394,000)
        Income taxes receivable                                    (674,000)           (1,682,000)             (100,000)
        Inventories                                              (3,926,000)           (6,882,000)           (3,885,000)
        Prepaid expenses and other                               (4,660,000)             (750,000)             (354,000)
        Other assets                                               (228,000)           (1,750,000)              (72,000)
      Increase (decrease) in:
        Accounts payable                                          2,349,000             4,992,000             2,147,000
        Accrued liabilities                                       4,913,000             5,645,000             3,398,000
        Income taxes payable                                      6,995,000             1,565,000            (1,007,000)
        Other                                                    (1,775,000)               81,000              (151,000)
                                                              -------------         -------------         -------------
Net cash provided by operating activities                        58,087,000            40,667,000            27,312,000
                                                              -------------         -------------         -------------

Cash Flows From Investing Activities:
  Purchases of property, plant and equipment                   (102,067,000)          (40,651,000)          (13,746,000)
  Proceeds from sale of equipment                                   274,000               372,000                98,000
  Purchases of intangible assets                                 (1,159,000)             (440,000)              (32,000)
  Purchases of investments                                       (1,515,000)             (568,000)           (3,618,000)
  Sales of investments                                               85,000               184,000                  -
  Purchases of marketable securities                             (1,565,000)          (28,861,000)          (37,173,000)
  Sales of marketable securities                                 16,310,000            23,647,000            28,808,000
  Loan to related party                                          (1,778,000)                 -                    -
  Collection of related party note receivable                       617,000                  -                    -
  Other                                                                -                     -                   37,000
                                                              -------------         -------------         -------------
Net cash used in investing activities                           (90,798,000)          (46,317,000)          (25,626,000)
                                                              -------------         -------------         -------------




The accompanying notes are an integral part of these consolidated financial statements.

                          QIAGEN N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (CONTINUED)

                                                                                 Years ended December 31,
                                                             ----------------------------------------------------------
                                                                   2001                 2000                  1999
                                                              -------------          ------------          ------------
Cash Flows From Financing Activities:
  Proceeds from lines of credit                                  23,543,000            14,092,000               675,000
  Repayment of lines of credit                                  (18,375,000)          (14,182,000)             (655,000)
  Proceeds from short-term debt                                        -                  935,000               475,000
  Repayment of short-term debt                                   (5,763,000)           (1,924,000)           (1,250,000)
  Principal payments on capital leases                           (1,085,000)           (1,144,000)           (1,430,000)
  Proceeds from long-term debt                                   63,885,000             9,224,000             4,363,000
  Repayment of long-term debt                                    (3,649,000)           (1,474,000)             (463,000)
  Repayment of acquisition note payable                                -              (12,000,000)                 -
  Proceeds from loan convertible to grant                         3,600,000                  -                     -
  Issuance of common shares                                       4,089,000            20,757,000             2,683,000
                                                              -------------          ------------          ------------
Net cash provided by financing activities                        66,245,000            14,284,000             4,398,000
                                                              -------------          ------------          ------------

Effect of exchange rate changes on
  cash and cash equivalents                                      (1,082,000)              139,000              (246,000)

      Net increase in cash and
        cash equivalents                                         32,452,000             8,773,000             5,838,000

Cash and cash equivalents, beginning of year                     24,008,000            15,235,000             9,397,000
                                                              -------------          ------------          ------------

Cash and cash equivalents, end of year                          $56,460,000          $ 24,008,000          $ 15,235,000
                                                                ===========          ============          ============





Supplemental Cash Flow Disclosures:
  Cash paid for interest                                      $   1,113,000         $   1,489,000         $   1,971,000
                                                              =============         =============         =============
  Cash paid for taxes                                         $   2,086,000         $   2,558,000         $   6,400,000
                                                              =============         =============         =============

Noncash Investing and Financing Activities:
  Common stock issued for intangible asset                    $     746,000         $        -            $        -
                                                              =============         =============         =============
  Equipment purchased through capital leases                  $     502,000         $   2,525,000         $   8,525,000
                                                              =============         =============         =============
  Acquisition of Rapigene, Inc.:
    Net assets and liabilities assumed                        $        -            $        -            $   2,200,000
                                                              =============         =============         =============
    Developed technology and know-how                         $        -            $        -            $   3,200,000
                                                              =============         =============         =============
    Goodwill                                                  $        -            $        -            $   1,500,000
                                                              =============         =============         =============
    In-process research and development                       $        -            $        -            $   5,100,000
                                                              =============         =============         =============
    Issuance of note receivable                               $        -            $        -            $  12,000,000
                                                              =============         =============         =============




The accompanying notes are an integral part of these consolidated financial statements.

                          QIAGEN N.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2001

1.       Description of Business

QIAGEN N.V. and Subsidiaries (the Company) operates exclusively in the life sciences industry developing, producing and distributing biotechnology products, primarily for the separation and purification of nucleic acids (DNA/RNA) as well as manufacturing and marketing synthetic nucleic acids, DNA microarrays and synthetic genes and services for single nucleotide polymorphism (SNP) analyses and other genomic applications. The Company's products are used in biological research by universities and research institutions as well as in genome sequencing, diagnostic and therapeutic industries.

At December 31, 2001, the Company consisted of the Netherlands parent company (QIAGEN N.V.) and its wholly owned subsidiaries as listed in the following table:

                  Subsidiary                               Location
                  ----------                               --------
    QIAGEN GmbH                             Hilden, Germany
    QIAGEN Ltd.                             Crawley, England
    QIAGEN AG                               Basel, Switzerland
    QIAGEN S.A.                             Courtaboeuf Cedex, France
    QIAGEN Pty. Ltd.                        Clifton Hill, Australia
    QIAGEN Inc.                             Mississauga, Canada
    QIAGEN Instruments AG                   Hombrechtikon, Switzerland
    QIAGEN S.p.A.                           Milan, Italy
    QIAGEN Operon GmbH                      Cologne, Germany
    QIAGEN K.K.                             Tokyo, Japan
    Sawady Technologies Co., Ltd.           Tokyo, Japan
    QIAGEN North American Holdings, Inc.    Valencia, California, United States
    QIAGEN Inc.                             Valencia, California, United States
    QIAGEN Genomics, Inc.                   Bothell, Washington, United States
    QIAGEN Sciences, Inc.                   Germantown, Maryland, United States
    QIAGEN Operon, Inc.                     Alameda, California, United States


QIAGEN North American Holdings, Inc. (QNAH) was established on February 24, 2000, and during fiscal 2000 ownership of QIAGEN Inc. (Valencia), QIAGEN Genomics, Inc., QIAGEN Sciences, Inc., and QIAGEN Operon, Inc. (formerly Operon Technologies, Inc.) was transferred from QIAGEN N.V. to QNAH.

The Company also had a 55 percent interest in Accord Co., Ltd. in Tokyo, Japan.

The Company's products are sold throughout the world, primarily in the United States and in Europe. Similar to most companies in this line of business, the Company's products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development.

2.       Summary of Significant Accounting Policies

         a.       Basis of Presentation

         The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of the Company and its wholly and majority owned subsidiaries, after elimination of all significant intercompany accounts and transactions. Investments in affiliated companies that are 50 percent or less owned and where the Company exercises significant influence over the operations are accounted for using the equity method. All other investments are accounted for under the cost method.

         b.       Risks and Uncertainties

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Company's accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors account receivable balances, and provides for an allowance of doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. As of December 31, 2001 and 2000, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

         c.       Reclassification

         Certain prior year balances have been reclassified to conform to the current year presentation.

         d.       Cash and Cash Equivalents

         Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid. The Company maintains its cash accounts in highly qualified institutions.

         e.       Marketable Securities

         The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All investments are stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

         f.       Inventories

         Inventories are stated at the lower of cost or market (first-in, first-out) and consist of materials, labor and overhead.

         The components of inventories consist of the following as of December 31, 2001 and 2000:

                                                                       2001                  2000
                                                                   -------------         ------------
                  Raw materials                                      $ 8,786,000          $10,381,000
                  Work in process                                      8,352,000            5,652,000
                  Finished goods                                      14,745,000           13,198,000
                                                                     -----------          -----------
                    Total inventories                                $31,883,000          $29,231,000
                                                                     ===========          ===========


         g.       Property, Plant and Equipment

         Property, plant and equipment, including equipment under capital lease, are stated at cost. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives: buildings for ten to twenty-five years; machinery and equipment for two to six years; computer software for one to five years; furniture and office equipment for two and one-half to ten years; and leasehold improvements are computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets' useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other miscellaneous income.

         h.       Long-Lived Assets

          The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The Company deems an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. The Company generally measures fair value by discounting projected future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

         i.       Revenue Recognition

         Revenue from consumable product sales is recognized when title passes, generally upon shipment (FOB shipping point). Revenue from instrumentation equipment is not recognized until title passes to the customer, either upon shipment in the case of sales to distributors (FOB shipping point), or written customer acceptance in the case of sales to end users after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing service or supplies, revenue is allocated based on the relative fair values of the individual components as determined by list prices. If cash sales prices are not available for individual components, then the sales value is deferred until all individual components are delivered or performed. Revenue from instrumentation service contracts, which account for less than 10 percent of total consolidated net sales, is deferred and recognized over the term of the contract.

         j.       Shipping and Handling Income and Costs

         The Company accounts for income and costs related to shipping and handling activities in accordance with the Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Revenues and Costs." Income from shipping and handling is included with revenue from product sales. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2001, 2000 and 1999, shipping and handling costs totaled $9.3 million, $7.1 million and $5.2 million, respectively.

         k.       Warranty

         The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

         l.       Foreign Currency Translation

         The Company's reporting currency is the United States dollar. The subsidiaries' functional currencies are primarily the local currency of the respective country. Balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for shareholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

         m.       Fair Value of Financial Instruments

         The carrying value of the Company's cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company's debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms.

         n.       Financial Instruments

         In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the requirement, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The Company accounts for these transactions in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." Premiums to purchase foreign exchange options are recorded as prepaid assets and amortized over the life of the option or immediately if the option is exercised. Amortization is included in other expense.

         The table below presents the notional amounts and the weighted average exchange rates for foreign currency exchange options as of December 31, 2001 and 2000. The options outstanding at December 31, 2001 expire at various dates through February 2002 and have a fair market value of approximately $6,000. The options outstanding at December 31, 2000 expired at various dates through February 2001 and had a fair market value of approximately $6,000. Gains or losses from changes in the fair market values are included in other miscellaneous income, net.

                                                        2001                                      2000
                                     --------------------------------------      ------------------------------------
                                                       Notional Weighted                            Notional Weighted
                                      Notional         Average Exchange            Notional         Average Exchange
         Functional Currency:          Amount                  Rate                 Amount                Rate
         --------------------        ------------      --------------------      ------------     -------------------
         German mark                 $      -                    -               $  4,600,000             1.9000
         European Union euro            5,600,000              1.0000                    -                -
         Swiss franc                    1,200,000              1.5500                    -                -
                                     ------------                                ------------
                                     $  6,800,000                                $  4,600,000
                                     ============                                ============


         o.       Authoritative Pronouncements

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" effective June 30, 2001 for business combinations that are consummated after July 1, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method for business combinations and requires use of the purchase method. SFAS No. 142 addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this statement, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be assessed for impairment each year using the fair-value-based test. The Company will adopt this standard on January 1, 2002 and based on the analysis performed to date, adoption of this standard will not result in a material impairment of the carrying value of the goodwill or other intangible assets with indefinite lives. The adoption is expected to result in an approximately $1.0 million decrease in the annual amortization of goodwill and other intangible assets.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. This statement is effective on January 1, 2003 with earlier application encouraged. The Company is currently reviewing this statement and has not yet determined its impact, if any, on the Company's financial position, results of operations or cash flows.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective January 1, 2002 and is not anticipated to have any impact on the Company's financial position, results of operations or cash flows.

3.       Stock Split and Par Value Currency Conversion

The Company effected a four-for-one stock split during 2000, and a two-for-one stock split and par value currency conversion in 1999.

To effect the four-for-one stock split, on June 16, 2000 the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 65 million to 260 million. The Company's Board of Supervisory Directors and Managing Board approved the split in May 2000. Common shareholders of record on July 3, 2000 received three additional shares for each share held on that date. The additional shares were distributed and the stock split was effective on July 13, 2000.

On June 18, 1999, the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 32.5 million to 65 million, which was required to effect the two-for-one stock split that the Company's Board of Supervisory Directors and Managing Board approved in May 1999. Common shareholders of record on July 2, 1999 received one additional share for each share held on that date. The additional shares were distributed and the stock split was effective on July 16, 1999. Additionally, the Articles of Association were amended to convert the par value of the common shares from 0.03 NLG to 0.01 EUR.

To reflect the conversion of the par value from 0.03 NLG to 0.01 EUR during 1999, common stock was decreased and additional paid-in capital was increased by $993,000.

All share data and per share amounts presented have been restated to reflect the two-for-one and four-for-one stock splits.

4.       Net Income per Common Share

The following schedule summarizes the information used to compute earnings per common share:

                                                                          Years ended December 31,
                                                             -----------------------------------------------------
                                                                 2001                  2000               1999
                                                             ------------           -----------        -----------
         Weighted average number of common
           shares used to compute basic net
           income per common share                            142,962,000           142,040,000        140,317,000
         Dilutive effect of stock options                       2,093,000             3,031,000          1,869,000
                                                             ------------           -----------        -----------
         Weighted average number of common
           shares used to compute diluted net
           income per common share                            145,055,000           145,071,000        142,186,000
                                                              ===========           ===========        ===========

For the years ended December 31, 2001, 2000 and 1999, stock options to purchase 1,845,000, 864,000 and 591,000 shares, respectively, were excluded from the dilutive effect of stock options as such options were antidilutive.

5.       Acquisitions

On March 31, 2001, the Company completed the acquisition of the Sawady Group of companies (Sawady) located in Tokyo, Japan. Under the terms of the agreement QIAGEN N.V. issued 854,987 shares of its common stock, valued at the time of the closing at approximately $18.0 million, in exchange for all of the outstanding capital stock of Sawady Technology Co., Ltd., Omgen Co., Ltd. and a majority position in Accord Co., Ltd., the three companies comprising the Sawady Group of companies. To date, the minority interest position in Accord Co., Ltd. has not been significant. The Sawady Group of companies was managed and structured as one organization, but was organized as three companies to meet the tax planning and other preferences of its shareholders. In connection with this merger, the Company recorded acquisition and related charges of approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million of expenses primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

The merger was accounted for as a pooling of interests and accordingly, the accompanying financial statements and footnotes have been restated to include the operations of Sawady for 2001 and 2000. For the years ended December 31, 2001 (January 1, 2001 through March 31, 2001, the date of the merger) and 2000, the Sawady revenues were approximately $2.8 million and $12.8 million, respectively. For the years ended December 31, 2001 (January 1, 2001 through March 31, 2001, the date of the merger) and 2000, the Sawady net income was approximately $144,000 and $897,000, respectively. The 1999 results of operations of Sawady were not significant and therefore not included in the accompanying 1999 results of operations or cash flows.

On June 28, 2000, the Company completed the acquisition of Operon Technologies, Inc. (Operon) of Alameda, California, pursuant to an agreement and plan of merger with Operon Technologies dated as of June 9, 2000. Under the agreement, Operon shareholders received 2,392,432 shares of QIAGEN common stock for all outstanding shares of Operon stock. The Company also assumed outstanding Operon options, which were exercisable for an additional 422,024 Company shares. Operon Technologies manufactures and markets synthetic nucleic acids, DNA microarrays and synthetic genes. The synthetic nucleic acids are used in the analysis of nucleic acids purified from natural sources and have been integrated into the Company's product line for its genomics and genetic analysis business. Subsequent to the acquisition, the Company transferred ownership of Operon, renamed QIAGEN Operon, Inc., to the Company's United States holding company, QNAH.

The acquisition of Operon was accounted for as a pooling of interests in accordance with Accounting Principles Board (APB) Opinion No. 16 and related Securities and Exchange Commission pronouncements. In connection with the acquisition, the Company incurred costs of $5.4 million. These costs include approximately $3.9 million of finder fees for the investment banker chosen by the shareholders of Operon. This fee was not paid for by the Company, but by the Operon shareholders. However, in accordance with the accounting rules for a pooling of interests transaction, this expense is reflected in the financial statements. The acquisition costs also include approximately $1.0 million in Netherlands capital tax, which is based on the amount of capital raised in share issuances. The prior periods financial data of the Company have been restated to include the results of operations, financial position and cash flows of Operon, as though it had always been consolidated. For the years ended December 31, 2000 (January 1, 2000 through June 28, 2000, the date of the merger) and 1999, the Operon revenues were approximately $9.8 million and $13.3 million, respectively. For the years ended December 31, 2000 (January 1, 2000 through June 28, 2000, the date of the merger) and 1999, the Operon net income was approximately $767,000 and $1.3 million, respectively.

On December 31, 1999, QIAGEN N.V. completed the acquisition of the shares of Rapigene, Inc., an indirect wholly- owned subsidiary of Celltech Group plc. This acquisition was made by issuing a $12.0 million note payable, which was subsequently paid in January 2000. The acquired company, renamed QIAGEN Genomics, Inc., is a leader in the area of innovative, enabling technologies and services for single nucleotide polymorphism (SNP) analyses as well as other genomic applications. The acquisition, accounted for as a purchase under APB Opinion No. 16, included the purchase of all of the stock of Rapigene, Inc. which, including acquisition costs, resulted in a total purchase price of $12.1 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value at December 31, 1999. Independent appraisers utilizing proven valuation procedures and techniques identified portions of the purchase price, including intangible assets. These intangible assets include acquired in-process research and development, developed technology and know-how, and goodwill. As a result of the appraisal, $3.2 million was allocated to developed technology and know how and approximately $1.5 million was allocated to goodwill, after purchase accounting adjustments, to be amortized, using the straight-line method, over seven and ten years, respectively. A charge of $5.1 million for purchased in-process research and development was included in the Company's fourth quarter 1999 results. This charge represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition. Subsequent to the acquisition, the Company transferred ownership of QIAGEN Genomics, Inc., to the Company's United States holding company, QNAH.

The following unaudited pro forma consolidated data summarize the operations for the periods indicated as if the acquisition had been completed on January 1, 1998. The pro forma data excludes the $5.1 million for purchased in-process research and development. These pro forma amounts are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or of the future results of the combined operations.

                                                Years ended December 31,
                                           ---------------------------------
                                                1999               1998
                                           --------------     --------------
             Net Sales                     $  158,612,000     $  121,103,000
             Net Income                    $   15,422,000     $   10,399,000
             Basic Earnings per Share      $         0.11     $         0.07
             Diluted Earnings per Share    $         0.11     $         0.07


6.       Comprehensive Income

On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The adoption of SFAS No. 130 had no impact on total shareholders' equity. The components of the Company's comprehensive income or loss as presented in the Consolidated Statements of Shareholders' Equity include net income, unrealized gains and losses from foreign currency translation, and unrealized gains and losses from available-for-sale marketable securities. The Company does not expect any tax impacts from realized gains or losses on marketable securities. The following table is a summary of the components of accumulated other comprehensive loss:



                                                      2001             2000
                                                --------------     ------------
Net unrealized gain on marketable securities    $    1,064,000     $  5,966,000
Foreign currency translation adjustments            (9,942,000)      (6,367,000)
                                                --------------     ------------
Accumulated other comprehensive loss            $   (8,878,000)    $   (401,000)
                                                ===============    ============



7.       Marketable Securities

At December 31, 2001 and 2000 the investments in the following table are classified as current, as the Company's plan is generally not to hold its investments until maturity to take advantage of market conditions.

The contractual maturities of corporate debt securities at December 31, 2001 and 2000 are as follows:


                                                   2001                                       2000
                                     --------------------------------            -----------------------------
         Maturities due:                Cost             Fair Value                  Cost          Fair Value
         ---------------             ------------      --------------            ------------     ------------
         Within one year             $       -          $        -               $  3,564,000     $  3,526,000
         One to five years              6,007,000           5,995,000              15,768,000       15,762,000
         Five to ten years             15,040,000          15,028,000              16,536,000       16,532,000
         Over ten years                 1,500,000           1,489,000               1,500,000        1,487,000
                                     ------------       -------------            ------------     ------------
                                     $ 22,547,000       $  22,512,000            $ 37,368,000     $ 37,307,000
                                     ============       =============            ============     ============


Marketable securities maturing within one year consist of commercial paper and corporate securities. Marketable securities maturing after one year consist of corporate securities. At December 31, 2001, the Company recognized unrealized gains of $46,000 and unrealized losses of $77,000, and realized previously unrealized losses of $60,000. At December 31, 2000, the Company recognized unrealized gains of $146,000 and unrealized losses of $40,000. Unrealized gains and losses, net of any realized amounts are included in other comprehensive income or loss.

During 1997, the Company purchased a four-percent investment in a start-up company, Genome Pharmaceuticals Corporation AG (GPC), for $289,000. In November 2000, GPC completed an IPO and the Company's investment was converted to 224,000 shares of GPC common stock and reclassified as a long-term marketable security. At December 31, 2001, the Company recognized net unrealized losses of $3.9 million, and during the year recognized previously unrealized gains of $1.4 million, included in other miscellaneous income, and at December 31, 2000, the Company recognized an unrealized gain of approximately $6.0 million on these shares. The Company intends to hold these shares for more than one year.

During 2001, the Company entered into a securities lending arrangement with Deutsche Bank and transferred 20,000 shares to Deutsche Bank in January 2002. The Company is restricted from selling the 20,000 shares during the one-year lending period. The Company retains all other rights to the shares and Deutsche Bank guarantees the return of the shares after the lending period. In 2001, the Company held one of six seats on GPC's Board of Directors.

For the years ended December 31, 2001, 2000 and 1999, proceeds from sales of available-for-sale securities totaled $16.3 million, $23.6 million and $28.8 million, respectively, and calculated on the specific identification method, realized gains during 2001 totaled $1.3 million and realized losses during 1999 totaled $11,000. There were no realized gains or losses during 2000.

8.       Property, Plant and Equipment

Property, plant and equipment are summarized as follows as of December 31, 2001 and 2000:

                                                                        2001                 2000
                                                                    ------------          -----------
                  Land and buildings                                $ 28,317,000          $25,673,000
                  Machinery and equipment                             37,144,000           28,049,000
                  Computer software                                    7,893,000            5,324,000
                  Furniture and office equipment                      21,110,000           18,531,000
                  Leasehold improvements                               5,015,000            3,746,000
                  Construction in progress                           103,612,000           24,776,000
                                                                    ------------          -----------
                                                                     203,091,000          106,099,000
                  Less:  Accumulated depreciation
                           and amortization                          (42,726,000)         (32,943,000)
                                                                    ------------          -----------
                  Property, plant and equipment, net                $160,365,000          $73,156,000
                                                                    ============          ===========

For the years ended December 31, 2001, 2000 and 1999 depreciation expense totaled $12.9 million, $9.6 million and $7.8 million, respectively. Repairs and maintenance expense was $2.8 million, $1.8 million and $1.4 million in fiscal years 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000, construction in progress includes construction and overhead costs of $89.5 million and $13.2 million, respectively, directly related to the construction of the Company's new research and manufacturing facility, QIAGEN Sciences, Inc. located in Germantown, Maryland and the new production and administration buildings at QIAGEN GmbH in Hilden, Germany. Of these amounts, $2.2 million represents interest capitalized in accordance with SFAS No. 34 at December 31, 2001. There was no capitalized interest at December 31, 2000. Additionally, during 2001, QIAGEN Sciences, Inc. received State and County loans totaling $3.6 million to be used for the land purchase and facility construction costs. Upon QIAGEN Sciences, Inc. achieving certain employment levels, these loans are permanently forgiven. Upon conversion, the grant will be recorded as a reduction to the cost of the assets. Should the criteria not be met, the loan becomes payable. At December 31, 2001, no amounts of the loan had been earned. The $3.6 million was included in other long-term liabilities in the accompanying balance sheet.

9.       Investments

During 2001, the Company made investments totaling $613,000 for a 15.55 percent interest in QBM Cell Science, a company formed for the purpose of owning, developing and commercializing a technology relating to the use of cryopreserved neuronal and non-neuronal cells in cell culture products. The investment is accounted for under the cost method.

In November 1999, QIAGEN AG entered a joint venture agreement for the formation of PreAnalytiX to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. QIAGEN AG has a 50 percent interest (initially purchased for CHF 1,504,800, approximately $906,000 at December 31, 2001), which is accounted for under the equity method. For the years ended December 31, 2001, 2000 and 1999, QIAGEN AG recorded losses from this equity investment of CHF 2.3 million (approximately $1.4 million), CHF 1.4 million (approximately $835,000) and CHF 496,000 (approximately $330,000), respectively. During the year ended December 31, 2001, QIAGEN GmbH had sales to PreAnalytiX of $1.5 million. At December 31, 2001, QIAGEN GmbH had accounts receivables from PreAnalytiX totaling $440,000. During 2001, both joint venture partners each loaned CHF 3.0 million (approximately $1.8 million at December 31, 2001) to the venture at a 4.0% interest rate. It is anticipated that both joint venture partners will convert the loan balances to additional capital at some future date. There was no amount receivable at December 31, 2000. In 2001, the Company held three of six seats on PreAnalytix's Management Committee, for which there is also one independent director.

In November 1999, the Company had purchased an investment in ENPharma L.P., a limited partnership established to license, market and develop certain intellectual property, for CAD 250,000, (approximately $171,000 at December 31,

1999). During 2000, the Company sold its 12.3 percent interest in ENPharma L.P. to an employee for book value, approximately $100,000. As the investment in the limited partnership exceeded 3 percent, it had been accounted for under the equity method up to the date of the sale and the Company had recorded losses from this equity investment of $35,000 and $34,000 for the years ended December 31, 2000 and 1999, respectively.

In June of 1999, the Company acquired 15.6 (15.4 percent of the common stock ) percent of the voting rights of Zeptosens AG for $1.7 million. During 2001, the Company made an additional investment of $903,000 and now holds 18.6 percent of the voting rights (24.6 percent of the common stock). Zeptosens is focused on developing and commercializing bioanalytical technologies for use in life sciences as well as in food and environmental analysis. The investment is accounted for under the cost method. At December 31, 2001, QIAGEN GmbH had receivables from Zeptosens in the amount of $136,000. At December 31, 2000, QIAGEN N.V. had a note receivable from Zeptosens in the amount of $617,000, which was collected in January 2001. In 2001, the Company held one of six seats on Zeptosens' Board of Directors, and members of the Company's management and Board had interests in Zeptosens totaling 1.3 percent.

On September 23, 1998, the Company acquired an investment in Ingenium Pharmaceuticals AG. At December 31, 2001, the Company's investment totaled $511,000, representing a 0.9 percent interest. The investment is accounted for under the cost method. In 2001, the Company held one of three seats on Ingenium's Board of Directors, and members of the Company's management and Board had interests in Ingenium totaling 2.0 percent.

In 1998, QIAGEN GmbH entered a joint venture agreement for the formation of QE-Diagnostiksysteme GmbH, a company focusing on developing and providing enabling technologies for the molecular diagnostic industry. At December 31, 2001, QIAGEN GmbH had a 50 percent interest (EUR 256,000, approximately $228,000), which is accounted for under the equity method. QE-Diagnostiksysteme began operations during 1999 and the Company recorded a loss from the equity investment of EUR 256,000. The Company does not anticipate recording any equity pick-up until such time as the net income of QE-Diagnostiksysteme exceeds previous losses. At December 31, 2001 and 2000, QIAGEN GmbH had receivables from QE-Diagnostiksysteme GmbH in the amount of $242,000 and $86,000, respectively. In 2001, the Company held one of four seats on QE-Diagnostiksysteme's Board of Directors.

On March 20, 1997, the Company sold certain research and licensing agreements valued at $500,000 to a newly founded company, Coley Pharmaceutical Group, Inc. (Coley) (formerly CpG ImmunoPharmaceuticals, Inc.), for 2,040 shares of its preferred stock. In May 2000 and in June 1999, the Company invested an additional $500,000 and $499,000, respectively, bringing the Company's total interest to 7.97 percent. At December 31, 2001 and 2000, the Company had receivables from Coley in the amount of $19,000 and $65,000, respectively. The investment is accounted for under the cost method. In 2001, the Company held one of nine seats on Coley's Board of Directors, and members of the Company's management and Board had interests in Coley totaling 9.9 percent.

The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book value from the most recent financial statements. These investments are included in other assets in the accompanying consolidated balance sheets.

10.      Intangible Assets

In September 2001, the Company entered a development, supply and marketing agreement with Polysciences, Inc. for the development and marketing of certain of Polysciences' existing and future magnetic polymer technologies. In exchange for exclusive rights to the technology, the Company gave Polysciences $829,000 and 52,399 common shares (valued at approximately $746,000 at the time of the exchange). This license is being amortized over the seven-year contract life.

In January 2000, the Company entered a collaboration agreement with Zeptosens AG for the manufacture and marketing of products. The Company has purchased licensing rights for approximately $397,000.

Through December 31, 2001, for intangibles acquired before June 30, 2001, all patents and licensing rights were amortized straight line over periods of three to seven years. The Company recognized amortization expense relating to patents and licensing rights of $509,000, $450,000 and $384,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The cost of intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred.

The Company recorded identified intangible assets in connection with the purchase of QIAGEN Genomics, Inc. on December 31, 1999. These intangible assets were capitalized and consist of developed technology and know-how, and goodwill. Based on the appraisal, $3.2 million was allocated to developed technology and know how and approximately $1.5 million was allocated to goodwill, after purchase accounting adjustments, to be amortized straight line over seven and ten years, respectively. In each of the years ended December 31, 2001 and 2000, the Company recorded amortization expense of $607,000 on these intangibles. In connection with the adoption of SFAS No. 142, amortization over the previously identified lives will cease, and the intangibles will be assessed for impairment each year using a fair-value-based test.

In connection with its formation, QIAGEN K.K., entered into a business transfer agreement with its minority shareholder. Pursuant to the agreement, the minority shareholder agreed to transfer to QIAGEN K.K. certain intangible assets, such as certain "know-how" and marketing information relating to the sale of the Company's products, in exchange for 330 million Japanese Yen (approximately $2.9 million at December 31, 1999). The Company made the payment of 330 million Japanese Yen on August 31, 1998, and capitalized the intangible assets, which are being amortized straight-line over seven years. During 2001, 2000 and 1999, the Company recorded amortization expense relating to these intangible assets of approximately $361,000, $373,000 and $415,000, respectively. In connection with the adoption of SFAS No. 142, amortization over the previously identified life will cease, and the intangibles will be assessed for impairment each year using a fair-value-based test.

11.      Income Taxes

Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

The Company has recorded a net deferred tax asset of $12.5 million at December 31, 2001. Realization is dependent on generating sufficient taxable income in the future. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

                                                       2001             2000
                                                    -----------     -----------
     Deferred tax asset:
              Allowance for bad debts               $   541,000     $   205,000
              Bonus/commission accrual                  155,000         102,000
              Vacation accrual                          368,000         315,000
              Warranty accrual                          103,000         128,000
              Accrued liabilities                     1,506,000       1,210,000
              Depreciation and amortization             346,000         534,000
              Tax credits                               460,000            -
              Net operating loss carryforward         4,864,000       5,775,000
              Inventories                             3,940,000       3,616,000
              Deferred revenues                         521,000         213,000
              Capitalized start-up costs              1,660,000         546,000
              United States state income taxes             -             90,000
              Capital leases                            327,000         374,000
              Other                                     149,000         170,000
                                                    -----------     -----------
                                                     14,940,000      13,278,000
                                                    -----------     -----------
     Deferred tax liability:
              Depreciation and amortization            (146,000)       (142,000)
              Inventory                                (346,000)       (262,000)
              Accrued liabilities                      (313,000)       (367,000)
              Intangibles                              (990,000)     (1,175,000)
              United States state income taxes         (247,000)           -
              Other                                    (381,000)       (514,000)
                                                    -----------     -----------
                                                     (2,423,000)     (2,460,000)
                                                    -----------     -----------
     Net deferred tax assets                        $12,517,000     $10,818,000
                                                    ===========     ===========

Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheets at December 31, 2001 and 2000 as follows:

                                                      2001              2000
                                                  ------------      -----------
     Current deferred tax asset                   $ 11,123,000      $11,866,000
     Current deferred tax liabilities                 (410,000)        (499,000)
     Non-current deferred tax asset                  1,804,000             -
     Non-current deferred tax liabilities                -             (549,000)
                                                  ------------      -----------
     Net deferred tax assets                      $ 12,517,000      $10,818,000
                                                  ============      ===========

As of December 31, 2001 and 2000, the Company had a net operating loss (NOL) carryforward of approximately $8.6 million and $11.8 million, respectively. These NOLs were generated primarily from the exercise of employee stock options and operating losses that were acquired with the purchase of Rapigene, Inc. (now QIAGEN Genomics, Inc.). These NOLs will expire in various years through 2020. Federal tax law limits the use of NOLs from QIAGEN Genomics, Inc., which amount to $2.2 million at December 31, 2001. In addition, the Company had state NOLs equal to approximately $1.4 million and $5.0 million at December 31, 2001 and 2000, respectively. These NOLs expire at various times through 2005.

As of December 31, 2001 and 2000, the Company had NOL carryforwards totaling approximately $6.9 million and $2.7 million, respectively. These NOLs were primarily generated from operating losses from the Company's newer subsidiaries, QIAGEN Operon GmbH and QIAGEN S.p.A., and include the NOL acquired with the acquisition of Rosys (now QIAGEN Instruments, AG). At December 31, 2001, a portion of these NOLs, approximately $4.0 million, expires in various years through 2007. The balance does not expire. At December 31, 2001, the Company's foreign holding company also has an NOL of $2.3 million with a full valuation allowance. This NOL does not expire.

Income before income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of:

                                                                          Years Ended December 31,
                                                             -----------------------------------------------------
                                                                2001                  2000               1999
                                                             ------------         -------------     --------------
              United States pretax income                    $  6,611,000         $   4,191,000     $    8,913,000
              Non-United States pretax income                  49,712,000            34,933,000         16,075,000
                                                             ------------         ------------      --------------
                                                             $ 56,323,000         $  39,124,000     $   24,988,000
                                                             ============         =============     ==============


The provisions for income taxes for the years ended December 31, 2001, 2000 and 1999 are as follows:


                                                                          Years Ended December 31,
                                                             -----------------------------------------------------
                                                                2001                   2000               1999
                                                             ------------          ------------      -------------
     Current  - United States federal taxes                  $  1,602,000          $  4,165,000      $   4,675,000
              - United States state taxes                       1,005,000             1,184,000          1,086,000
              - Non-United States taxes                        21,078,000            14,182,000          6,558,000
                                                             ------------          ------------      -------------
                                                               23,685,000            19,531,000         12,319,000
                                                             ------------          ------------      -------------

     Deferred - United States federal taxes                       391,000              (987,000)          (207,000)
              - United States state taxes                        (190,000)             (210,000)           (52,000)
              - Non-United States taxes                        (1,990,000)             (249,000)        (1,110,000)
                                                             ------------          ------------      -------------
                                                               (1,789,000)           (1,446,000)        (1,369,000)
                                                             ------------          ------------      -------------
     Total provision for income taxes                        $ 21,896,000          $ 18,085,000      $  10,950,000
                                                             ============          ============      =============



Differences between the provision for income taxes and income taxes at the United States statutory federal income tax rate for the years ended December 31, 2001, 2000 and 1999 are as follows:


                                                                 Years Ended December 31,
                                       ---------------------------------------------------------------------------
                                                 2001                     2000                       1999
                                       -----------------------   ----------------------       --------------------
                                          Amount       Percent       Amount      Percent       Amount      Percent
                                       ------------    -------    -----------    -------       ------      -------
   Income taxes at United States
     statutory federal rate             $19,150,000     34.0%     $13,302,000     34.0%      $ 8,496,000    34.0%
   United States state income taxes,
     net of federal income tax effect       509,000      0.9%         320,000      0.8%          499,000     2.0%
   Non-United States taxes at rates
     greater than United States
     statutory federal rate               2,186,000      3.9%       2,103,000      5.4%          111,000     0.4%
   Nondeductible acquisition costs             -         -          2,142,000      5.5%            -          -
   Nondeductible goodwill amortization       56,000      0.1%          60,000      0.1%            -          -
   Nondeductible purchased in-
     process research & development             -        -               -          -          2,008,000     8.0%
   Other items, net                          (5,000)     0.0%         158,000      0.4%         (164,000)   (0.6%)
                                        -----------     -----     -----------     -----      -----------    -----
   Total provision for income taxes     $21,896,000     38.9%     $18,085,000     46.2%      $10,950,000    43.8%
                                        ===========     =====     ===========     =====      ===========    =====

12.      Accrued Liabilities

Accrued liabilities at December 31, 2001 and 2000 consist of the following:

                                                        2001           2000
                                                    -----------     -----------
         Payroll and related accruals                $3,899,000     $ 4,114,000
         Management bonuses                             539,000         482,000
         Warranty                                       887,000         605,000
         Professional and other fees                  3,277,000       2,433,000
         Sales and other taxes                        1,716,000       1,855,000
         Deferred revenue                             1,286,000         904,000
         Royalties                                    5,487,000       3,949,000
         Checks in excess of cash balance               308,000         665,000
         Prepaid VAR discount                         1,550,000            -
         Other                                        1,286,000         871,000
                                                    -----------     -----------
         Total accrued liabilities                  $20,235,000     $15,878,000
                                                    ===========     ===========

13.      Lines of Credit and Debt

The Company has eight separate lines of credit amounting to $9.6 million of which approximately $6.0 million was utilized at December 31, 2001. Interest rates on amounts drawn against these lines of credit outstanding as of December 31, 2001 ranged from 3.88 percent to 7.25 percent, with an effective weighted average rate of 5.92 percent. Some of the lines of credit, $1.5 million, may be called without notice, and are collateralized by accounts receivable and equipment. The availability of total credit is reduced by approximately $602,000 due to guarantees made by a bank against one of the credit facilities. At December 31, 2001 and 2000, the Company had $281,000 and $6.4 million, respectively, of short-term borrowings outstanding. The weighted average interest rates on these borrowings were 1.88 percent and 5.28 percent, respectively. Interest expense on line of credit and short-term borrowings was $302,000, $170,000 and $324,000 for the years ended December 31, 2001, 2000 and
1999, respectively.

Long-term debt consists of the following:


                                                                            2001            2000
                                                                         -----------    -----------
         Note payable bearing interest at Prime Rate
           (9.5% at December 31, 2000), due in 2004
           Note was repaid in June 2001                                  $      -       $   625,000

         Note payable bearing interest at Prime Rate
           (9.5% at December 31, 2000), due in 2005
           Note was repaid in June 2001                                         -         1,119,000

         3.75% note due in semi-annual payments of EUR 252,000
           (approximately $224,000 at December 31, 2001) beginning
           in September 2001 with a final payment due in March 2009        8,533,000      9,600,000

         Note payable bearing interest at EURIBOR (3.34% at
           December 28, 2001) plus 1.2%, due in one final
           payment of EUR 20,374,000 in May 2003                          18,135,000           -

         Note payable bearing interest at EURIBOR (3.34%
           at December 28, 2001) plus 1.2%, due in one final
           payment of EUR 50,000,000 May 2003                             44,505,000           -

         Four notes payable totaling JPY 90,102,000 at
           December 31, 2001, bearing interest at various rates
           ranging from 0.49% to 2.33% with various due dates
           through March 2006                                                685,000      1,279,000
                                                                         -----------    -----------

         Total long-term debt                                             71,858,000     12,623,000
         Less current portion of long-term debt                            1,138,000      1,071,000
                                                                         -----------    -----------
         Long-term portion of long-term debt                             $70,720,000    $11,552,000
                                                                         ===========    ===========

Future principal maturities of long-term debt as of December 31, 2001 are as follows:

         Year ending December 31,
         ------------------------
         2002                                             $  1,138,000
         2003                                               64,001,000
         2004                                                1,557,000
         2005                                                1,172,000
         2006                                                1,146,000
         Thereafter                                          2,844,000
                                                          ------------
                                                          $ 71,858,000
                                                          ============

Interest expense, net of capitalized interest of approximately $2.2 million, on long-term debt was $321,000, $604,000 and $127,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The two euro denominated notes totaling EUR 70.4 million are part of new loan facilities obtained in 2001 that allow the Company to borrow up to a total of EUR 100.0 million (approximately $89.0 million at December 31, 2001). These new loan facilities have an initial term of two years. The loan agreements contain certain financial and non-financial covenants, including but not limited to the encumbrance of land and accounts receivable, restriction on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2001. The proceeds of these facilities are primarily dedicated to the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities thereon. In February 2002, the EUR 50.0 million note was amended to be U.S. dollar denominated and the amount was fixed at $43.5 million at an interest rate of LIBOR plus 1.28 percent.

14.      Stock Options

On April 30, 1996, the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan). The Option Plan allows for incentive stock options, as well as for non-qualified options, generally with terms of 10 years, subject to earlier termination in certain situations. The options vest over a three-year period. The exercise price of the options is determined by the Board or by the Compensation Committee, and to date all grants have been at the market value on the date of the grant. The Company has reserved 18,968,000 shares of common stock for issuance under this plan.

In connection with the acquisition of Operon (see Note 5), the Company exchanged 422,024 QIAGEN options for all of the outstanding options of Operon. These exchanged options vest over 4 years.

Information regarding the Option Plan as of December 31, 1999, 2000 and 2001, and changes during the years then ended is summarized as follows:

                                        Option             Weighted Average
                                        Shares              Exercise Price
   -------------------------------------------------------------------------
   December 31, 1998                   5,011,094               $  3.67
   -------------------------------------------------------------------------
   Granted                             2,761,289                  9.66
   Exercised                            (926,772)                 3.01
   Forfeited                            (340,319)                 6.37
   -------------------------------------------------------------------------
   December 31, 1999                   6,505,292               $  6.17
   -------------------------------------------------------------------------
   Granted                             1,898,562                 37.22
   Exercised                          (1,117,424)                 4.23
   Forfeited                            (285,413)                16.59
   -------------------------------------------------------------------------
   December 31, 2000                   7,001,017               $ 14.47
   -------------------------------------------------------------------------
   Granted                             2,713,415                 21.11
   Exercised                            (862,914)                 4.82
   Forfeited                            (619,861)                33.97
   -------------------------------------------------------------------------
   December 31, 2001                   8,231,657               $ 16.28
   =========================================================================


At December 31, 2001, 2000 and 1999, 3,969,284, 3,269,928 and 2,540,667 options were exercisable at a weighted average price of $9.64, $4.63 and $2.70 per share, respectively. The weighted average fair value of options granted during 2001, 2000 and 1999 was $14.38, $28.38 and $4.46, respectively. The options outstanding at December 31, 2001 expire in various years through 2011. Information about stock options outstanding at December 31, 2001 is summarized as follows:

                                                Weighted           Weighted                           Weighted
                            Number               Average            Average          Number            Average
       Range of           Outstanding           Remaining          Exercise        Exercisable        Exercise
    Exercise Prices       at 12/31/01         Contract Life          Price         at 12/31/01          Price
-------------------------------------------------------------------------------------------------------------------
   $  0.97 - $  5.63       1,772,461            4.93 Years        $   2.66           1,750,123         $  2.66
   $  5.70 - $  8.77       1,869,591            7.07 Years        $   8.30           1,373,342         $  8.15
   $  8.77 - $ 18.56       1,491,629            9.18 Years        $  15.27             271,604         $ 11.23
   $  9.00 - $ 34.59       1,748,443            9.04 Years        $  21.89             205,281         $ 20.90
   $ 34.59 - $ 49.75       1,349,533            8.66 Years        $  39.04             368,934         $ 40.84
-------------------------------------------------------------------------------------------------------------------
   $  0.97 - $ 49.75       8,231,657            7.67 Years        $  16.28           3,969,284         $  9.64
===================================================================================================================

The Company has elected to adopt SFAS No. 123 for disclosure purposes only and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock options. No compensation cost was recognized relating to options for the years ended December 31, 2001, 2000 and 1999. Had compensation cost for the stock options awarded under the Option Plan been determined based on the fair value at the dates of grant consistent with the methodology of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have reflected the following pro forma amounts:

                                                             2001               2000             1999
                                                        --------------     -------------      ------------
         Pro forma net income                           $   26,571,000     $   8,055,000      $ 10,178,000
         Pro forma basic net income per share           $         0.19     $        0.06      $       0.07
         Pro forma diluted net income per share         $         0.18     $        0.06      $       0.07

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants: weighted average risk-free interest rates of 4.33 percent, 6.25 percent and 5.40 percent and a weighted average expected life of six years for the years ended December 31, 2001, 2000 and 1999, respectively. The weighted average expected volatility was 75 percent, 84 percent, and 45 percent for the years ended December 31, 2001, 2000 and 1999, respectively. It is assumed that no dividends would be issued during the option term.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option value models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. Because the Company's stock-based compensation plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation model does not necessarily provide a reliable single measure of the fair value of awards from this plan.

15.      Commitments and Contingencies

         a.       Lease Commitments

         The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2018. Certain facility and equipment leases constitute capital leases. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations.

         Minimum future obligations under capital and operating leases at December 31, 2001 are as follows:

                                                    Capital Leases               Operating Leases
                                                    --------------               ----------------
              2002                                     $1,789,000                    $ 4,521,000
              2003                                      1,554,000                      4,616,000
              2004                                      1,274,000                      3,092,000
              2005                                      1,140,000                      1,187,000
              2006                                        930,000                        121,000
              Thereafter                               10,678,000                        794,000
                                                     ------------                    -----------
                                                       17,365,000                    $14,331,000
              Less:  Amount representing interest      (5,817,000)                   ===========
                                                     ------------
                                                       11,548,000
              Less:  Current portion                   (1,085,000)
                                                     ------------
                                                      $10,463,000
                                                     ============


         Rent expense under noncancelable operating lease agreements was $6.6 million, $5.8 million and $3.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

         b.       Purchase Commitments

         At December 31, 2001, the Company had commitments with several vendors to purchase certain products during 2002, 2003 and 2004 totaling approximately $9.0 million, $4.8 million and $7.5 million, respectively.

         c.       Commitments

         QIAGEN Sciences, Inc. (Sciences) had contractually committed to approximately $51.5 million related to the construction of an approximately 200,000 square foot facility located in Germantown, Maryland. During 2001, most of the costs related to this commitment were incurred. The total project cost is estimated to cost approximately $55.3 million. At December 31, 2001, construction and overhead costs of approximately $52.8 million had been incurred with estimated costs to complete of approximately $2.5 million. The new facility construction is expected to be completed in 2002, with manufacturing activities initiated in the second quarter of 2002.

         During October 2000, the Company began construction of two new facilities in Germany with estimated completion during the third quarter of 2002. The estimated cost for these facilities is approximately EUR 54.0 million (approximately $48.1 million at December 31, 2001) of which EUR 39.5 million (approximately $35.2 million) has been incurred.

         In October 1998, the Company announced that it had signed a five-year supply agreement with Abbott Laboratories (Abbott). According to the agreement, the Company will supply Abbott with various proprietary nucleic acid sample purification and preparation products. Under the terms of this agreement, Abbott has committed to certain purchases of the Company's products over the term of the contract. The Company has committed to certain expansions of its production capacity and product quality and has received payments for such achievements.

         d.       Contingencies

         The Company is a party to legal proceedings incidental to its business. Certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material effect on its financial position or results of operations.

         During the normal course of business, the Company is subject to audit by taxing authorities for varying periods in various tax jurisdictions. Such matters may involve substantial amounts, and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such an event could have a material effect on the Company's cash position and results of operations.

16.      Employee Benefits

In September 1992, QIAGEN, Inc. (Valencia) adopted the QIAGEN Inc. Employees 401(k) Savings Plan (the Plan). The purpose of the Plan is to provide retirement benefits to all eligible employees, which include employees of QIAGEN, Inc., QIAGEN Sciences, Inc. and QIAGEN Genomics, Inc. Matching contributions and profit sharing contributions may be made to the Plan at the discretion of the Board of Directors. In 2001, 2000 and 1999, total matching contributions to the Plan were approximately $701,000, $600,000 and $226,000, respectively.

Operon adopted a defined contribution plan effective January 1, 1994, benefiting substantially all Operon employees. Operon may make matching contributions at the discretion of the Board of Directors. In 2001, 2000 and 1999 matching contributions to the plan totaled approximately $144,000, $108,000 and $74,000, respectively.

As of December 31, 2001, QIAGEN GmbH has deferred compensation plans for one officer and one employee. The present value of the future compensation obligation of $200,000, $171,000 and $173,000 has been accrued in the accompanying consolidated financial statements at December 31, 2001, 2000 and 1999, respectively.

During 1999, QIAGEN KK established a retirement plan for one officer. The employee is entitled to a lump sum distribution based on a formula tied to years of service. As such an amount of $215,000, $187,000 and $145,000 has been accrued in the accompanying consolidated financial statements at December 31, 2001, 2000 and 1999, respectively.

17.      Licensing Agreements

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to ten percent of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $5.5 million and $3.9 million at December 31, 2001 and 2000, respectively. Royalty expense relating to these agreements amounted to $10.0 million, $7.8 million, and $5.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

18.      Related Party Transactions

From time to time the Company may have transactions with companies in which the Company also holds an interest. See notes 7 and 9 for discussion of these investments and transactions.

In connection with its formation, QIAGEN K.K. entered into a service agreement with its minority shareholder. Pursuant to the agreement, the minority shareholder provided services such as stock keeping, order processing, and packing and shipping. As compensation for services provided, QIAGEN K.K. paid the minority shareholder a service fee equal to seven percent of the net revenues of QIAGEN K.K. For the years ended December 31, 2000 and 1999, QIAGEN K.K. expensed to sales and marketing expense approximately $1.1 million and $857,000, respectively, in service fees, of which $96,000 and $85,000 is included in accrued liabilities at the end of the respective year. The service agreement was terminated upon the Company's acquisition of the minority shareholder's interest in January 2001.

19.      Segment and Related Information

The Company operates exclusively in the life sciences industry generating revenue from the sale of products and services for the separation and purification of nucleic acids. Reportable segments are based on the geographic locations of the subsidiaries.

The Company's reportable segments include the Company's production and manufacturing facilities in Germany, United States and Switzerland, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of the Company's subsidiaries in Canada, France, Australia, and Italy). The Company's holding company is located in the Netherlands.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:


Net Sales                                                    2001               2000             1999
---------                                               ---------------    -------------     -------------
Germany                                                 $   121,744,000    $  99,408,000     $  79,603,000
United States                                               147,609,000      119,925,000        90,018,000
Switzerland                                                  27,898,000       23,490,000        15,243,000
Japan                                                        34,417,000       35,038,000        14,609,000
United Kingdom                                               16,282,000       12,004,000        10,051,000
Other Countries                                              17,844,000       15,484,000        10,297,000
                                                        ---------------    -------------     -------------
Subtotal                                                    365,794,000      305,349,000       219,821,000
Intersegment Elimination                                   (102,024,000)     (88,547,000)      (61,666,000)
                                                        ---------------    -------------     -------------
   Total                                                $   263,770,000    $ 216,802,000     $ 158,155,000
                                                        ===============    =============     =============

Net sales are attributed to countries based on the location of the Company's subsidiary. During 2001, 2000 and 1999, no single customer represented more than ten percent of consolidated net sales. United States export sales did not exceed ten percent of consolidated net sales during fiscal 2001, 2000 or 1999.


Intersegment Sales                                            2001              2000             1999
------------------                                        -------------    -------------    --------------
Germany                                                    $(80,277,000)    $(70,359,000)    $(54,932,000)
United States                                                (5,198,000)      (2,744,000)      (2,402,000)
Switzerland                                                 (15,752,000)     (11,496,000)      (4,332,000)
Japan                                                          (797,000)      (3,893,000)             -
Other Countries                                                    -             (55,000)             -
                                                          -------------    -------------    --------------
   Total                                                  $(102,024,000)    $(88,547,000)    $(61,666,000)
                                                          =============     ============    =============

All intersegment sales are accounted for by a formula based on local list prices and eliminated in consolidation.


Operating Income (Loss)                                       2001              2000             1999
-----------------------                                   -------------     ------------      ------------
Germany                                                   $  30,914,000    $  23,157,000      $ 10,524,000
United States                                                10,326,000        6,807,000         9,843,000
Switzerland                                                   4,119,000        4,742,000         1,308,000
Japan                                                         5,956,000        3,798,000         1,496,000
United Kingdom                                                3,566,000        2,431,000         2,102,000
Other Countries                                               1,174,000        1,288,000           758,000
The Netherlands                                              (2,611,000)        (482,000)       (1,596,000)
                                                          -------------    -------------      ------------
Subtotal                                                     53,444,000       41,741,000        24,435,000
Intersegment elimination                                         32,000       (5,208,000)       (1,087,000)
                                                          -------------    -------------      ------------
   Total                                                    $53,476,000    $  36,533,000      $ 23,348,000
                                                          =============    =============      ============

The Netherlands component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.


Depreciation and Amortization                                 2001              2000             1999
-----------------------------                             -------------     ------------      ------------
Germany                                                   $   6,926,000     $  5,482,000      $  4,909,000
United States                                                 5,764,000        3,965,000         2,418,000
Switzerland                                                     371,000          269,000           229,000
Japan                                                         1,614,000        1,065,000           627,000
United Kingdom                                                  107,000          103,000           146,000
Other Countries                                                 158,000           80,000            82,000
The Netherlands                                                 119,000          102,000           150,000
                                                          -------------     ------------      ------------
   Total                                                  $  15,059,000     $ 11,066,000      $  8,561,000
                                                          =============     ============      ============


Assets                                                        2001              2000
------                                                  ---------------    -------------
Germany                                                 $   186,489,000    $  82,389,000
United States                                               129,015,000      111,605,000
Switzerland                                                  19,480,000       15,758,000
Japan                                                        21,484,000       24,304,000
United Kingdom                                                6,475,000        4,515,000
Other Countries                                               9,601,000        6,628,000
The Netherlands                                             122,318,000      114,055,000
                                                        ---------------    -------------
Subtotal                                                    494,862,000      359,254,000
Intersegment Elimination                                   (137,894,000)    (118,361,000)
                                                        ---------------    -------------
   Total                                                $   356,968,000    $ 240,893,000
                                                        ===============    =============


Assets of the Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2001 and 2000, the investment in equity method investees totaled ($1,637,000) and ($247,000) for Switzerland. These investments are included in the asset amounts presented above.


Capital Expenditures                                          2001              2000             1999
--------------------                                      -------------    -------------    --------------
Germany                                                   $  44,420,000    $  14,096,000    $    8,601,000
United States                                                53,477,000       24,188,000         4,247,000
Switzerland                                                   3,401,000          552,000           640,000
Japan                                                           305,000        1,472,000           108,000
United Kingdom                                                  106,000           78,000            77,000
Other Countries                                                 358,000          263,000            73,000
The Netherlands                                                    -               2,000              -
                                                          -------------    -------------    --------------
   Total                                                  $ 102,067,000    $  40,651,000    $   13,746,000
                                                          =============    =============    ==============



Long-Lived Assets                                             2001              2000
-----------------                                         -------------    -------------
Germany                                                   $  76,763,000    $  39,542,000
United States                                                84,275,000       35,816,000
Switzerland                                                   4,433,000          979,000
Japan                                                         3,358,000        5,878,000
United Kingdom                                                  146,000          155,000
Other Countries                                                 645,000          406,000
The Netherlands                                               8,213,000       10,452,000
                                                          -------------    -------------
   Total                                                  $ 177,833,000    $  93,228,000
                                                          =============    =============




                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON
                              SUPPLEMENTAL SCHEDULE

To the Board of Directors and Shareholders of QIAGEN N.V. and Subsidiaries:

We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of QIAGEN N.V. and Subsidiaries included in this Form 20-F, and have issued our report thereon dated February 6, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II - Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Los Angeles, California
February 6, 2002

                                                                     SCHEDULE II

                          QIAGEN N.V. AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999




                                   Balance at          Foreign         Provision                         Balance
                                    Beginning         Exchange        Charged to                         at End
                                     of Year          and Other        Expense         Write-Offs        of Year
                                    ---------        -----------      ---------        ----------        -------
Year Ended December 31, 1999:
  Allowance for doubtful
  accounts                        $  881,000         $ (20,000)       $  381,000        $(126,000)    $1,116,000

Year Ended December 31, 2000:
  Allowance for doubtful
  accounts                        $1,116,000         $(194,000)       $  189,000        $(120,000)    $  991,000

Year Ended December 31, 2001:
  Allowance for doubtful
  accounts                        $  991,000         $ (58,000)       $1,363,000        $(248,000)    $2,048,000


                                   QIAGEN N.V.

                                  EXHIBIT INDEX



           1.1 Articles of Association as confirmed by notorial deed as of July 6, 2000 (English translation)

           2.1 Credit Contract for a Club Deal between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated May 28, 2001

           2.2 Amended and Restated Guaranty Agreement between QIAGEN Sciences, Inc. and QIAGEN GmbH, dated February 28, 2002

           2.3 Amended and Restated Promissory Note between QIAGEN Sciences, Inc. and QIAGEN North American Holdings, Inc., dated February 28, 2002

           2.4 Amended and Restated Promissory Note between QIAGEN North American Holdings, Inc., and QIAGEN GmbH, dated February 28, 2002

           2.5 Amended and Restated Indemnity Deed of Trust, between QIAGEN Sciences, Inc. and Richard Sugarman, dated February 28, 2002

          *4.1 Lease between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership, dated May 16, 1996 (Filed as
                    Exhibit 10.1)

         **4.2 Lease between QIAGEN GmbH and Brixton Estate Deutschland GmbH dated March 14, 1997 (the "Albert-Einstein-Str. Lease" (Filed as Exhibit 10.1(a))

         **4.3      The "Albert-Einstein-Str. Lease" Contract Summary (Filed as
                    Exhibit 10.1(b))

        ***4.4 Exercised Option to Extend Lease Between QIAGEN Inc. and Haserjian Bros. Realty Co., a California General Partnership, dated February 10,1999. (Filed as Exhibit 10.1)

       ****4.5 Master Agreement among Becton, Dickinson and Company, Becton Dickinson Sample Collection GmbH, QIAGEN AG, and QIAGEN N.V., dated August 5, 1999 (Filed as Exhibit 10.1)

       ****4.6      Lease Between QIAGEN GmbH and Gisantus
                    Grundstucksverwaltungsgesellscharft mnH, dated January 13, 1997 (the "Max-Volmer-Strasse 4 Lease") (Filed as Exhibit 10.3)

       ****4.7      The "Max-Volmer-Strasse 4 Lease" Summary (Filed as Exhibit
                    10.3(a))

           4.8 Second Amendment to the Standard Industrial/Commercial Single-Tenant Lease - Net Dated May 15, 1996, and the First Amendment Date for Reference Purposes as February 10, 1999, between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership

           4.9 Third Amendment to the Standard Industrial/Commercial Single-Tenant Lease-Net, dated October 4, 2001, between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership

           6.1      EPS Calculation Explanation

           8.1      List of Significant Subsidiaries

          10.1      Consent of Arthur Andersen LLP

          10.2.1    Letter regarding Arthur Andersen LLP representations

          *Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 27, 1997. **Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 21, 1998. ***Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 1999. ****Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.