Form 20-F
period 2003-12-31
QIAGEN NV
filed 2004-03-26
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was 146,217,518.

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

Exhibit Index located on sequential page 105.

Unless the context otherwise requires, references herein to the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in The Netherlands, the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States include, inter alia: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, Catrimox®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag®, PECURA®, QuantiScript®, UltraSens®, pAlliance®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, LiquiChip®, Masscode® and ROSYS®. Registered trademarks in countries outside of the United States include: QIAexpress™, QIAwell™, QIABRANE™, QIAEX™, QIAprep™, QIAamp™, QIAquick™, Oligotex™, RNeasy™, BIOROBOT™, ENDOFREE™, R.E.A.L.™, PolyFect™, SuperFect™, DNeasy™, UltraFect™, HotStarTaq™, EFFECTENE™, QIA™, DyeEx™, Omniscript™, Sensiscript™, HiSpeed™, Targetene™, TransMessenger™, MagAttract™, DirectPrep™, InhibitEX™, DoubleTag™, PECURA™, QuantiScript™, UltraSens™, ProofTaq™, pAlliance™, MinElute™, EverGene™, ProofStart™, FlexiGene™, QuantiTect™, VARISPAN™, RNAprotectTM, DNAprotectTM, LiquiChipTM, CryoCellTM, LabelStarTM, Ready.Set.Oligo!TM and ROSYS™. In 2003 seven trademark applications were filed in Germany, Countries of the European Community, Japan and the United States of America for RNAiFect™, Easylabel™, EasyXpress™, AROS™, 1-for-silencing™, 2-for-silencing™ and 4-for-silencing™.

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

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 18, 2003, was $1.24 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.    Offer Statistics and Expected Timetables

Not applicable

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, Notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2003 and 2002 and the consolidated balance sheet data at December 31, 2003 and 2002 are derived from the Consolidated Financial Statements of QIAGEN which have been audited and reported upon by Ernst & Young LLP, independent auditors, and are included herein. The selected consolidated statement of income data for the year ended December 31, 2001 is derived from the Consolidated Financial Statements of QIAGEN which have been audited and reported upon by Arthur Andersen LLP, independent public accountants, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2000 and 1999, and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999, is derived from audited consolidated financial statements not included herein.

1.    Selected Financial Data (amounts in thousands, except per share data)

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2003	2002	2001	2000	1999
Consolidated Statement of Income Data:
Net sales	$351,404	$298,607	$263,770	$216,802	$158,155
Cost of sales	118,786	96,508	79,673	65,436	45,836
Cost of sales—restructuring	3,618	—	—	—	—

Gross profit	229,000	202,099	184,097	151,366	112,319

Operating Expenses:
Research and development	31,789	28,177	26,769	23,372	17,813
Sales and marketing	83,005	75,086	64,830	54,931	39,948
General and administrative	42,269	42,030	36,022	31,177	26,110
Relocation and restructure costs	3,048	10,773	—	—	—
Acquisition and related costs	—	1,648	3,000	5,353	—
In-process research and development	—	1,200	—	—	5,100

Total operating expenses	160,111	158,914	130,621	114,833	88,971

Income from operations	68,889	43,185	53,476	36,533	23,348

Other income (expense), net	(1,634)	(4,325)	2,847	2,591	1,640

Income before provision for income taxes and minority interest	67,255	38,860	56,323	39,124	24,988
Provision for income taxes	24,405	15,723	21,896	18,085	10,950
Minority interest (income) expense	—	(5)	8	36	149

Net income	$42,850	$23,142	$34,419	$21,003	$13,889

Basic net income per common share(1)	$0.29	$0.16	$0.24	$0.15	$0.10

Diluted net income per common share(1)	$0.29	$0.16	$0.24	$0.14	$0.10

Weighted average number of common shares used to compute basic net income per common share	145,832	144,795	142,962	142,040	140,317
Weighted average number of common shares used to compute diluted net income per common share	147,173	145,787	145,055	145,071	142,186

(1)	Computed on the basis described for net income per common share in Note 3 of the “Notes to Consolidated Financial Statements”.

	December 31,
	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:
Cash and cash equivalents	$98,993	$44,893	$56,460	$24,008	$12,393
Working capital	$163,583	$111,554	$119,448	$101,527	$57,275
Total assets	$551,930	$454,511	$356,968	$240,893	$154,331
Total long-term liabilities, including current portion	$131,095	$112,331	$88,333	$29,320	$17,930
Total shareholders’ equity	$334,786	$263,031	$212,975	$167,356	$96,872
Common shares	$1,485	$1,478	$1,458	$1,450	$1,435
Shares outstanding	146,218	145,534	143,464	142,548	140,815

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

An inability to manage our growth or the expansion of our operations could adversely affect our business

Our business has grown rapidly, with total net revenues increasing from $158.2 million in 1999 to $351.4 million in 2003. In 2002, we opened our new research and manufacturing facility in Germantown, Maryland and new manufacturing and administration facilities in Germany, upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses

During the past several years we have acquired a number of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business.. Acquisitions would expose us to the risks associated with the:

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

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the products’ utility;

•	citation of the product in published research; and

•	general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly from period to period

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

We depend on patents and proprietary rights that may fail to protect our business

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2003, we owned 50 issued patents in the United States, 39 issued patents in Germany and 243 issued patents in other major industrialized countries. In addition, at December 31, 2003, we had approximately 230 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications owned by or licensed to us or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents owned by or licensed to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require us to alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary for us to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost to us, and there can be no assurance that we would prevail in any such proceedings.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements between us and our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

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

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with any certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

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

Doing business internationally creates certain risks for our business

Our business involves operations in several countries outside of the United States. Our current consumable and manufacturing facilities are located in Germany, our instrumentation facility is located in Switzerland, and we have synthetic DNA production businesses in Japan and Germany. We also have established sales subsidiaries in Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We began production of certain of our consumable products in the United States at our new facility in Germantown, Maryland in the second quarter of 2002. We operate U.S. facilities in Alameda, California (synthetic DNA production) and Valencia, California (sales). We also operate a research and development facility in Oslo, Norway.

Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate our North American and European subsidiaries. We have made significant investments in and increased utilization of our SAP system with the opening of our state-of-the-art production and distribution facility in Germantown, Maryland (QIAGEN Sciences, Inc.) and by integrating Xeragon, Inc. and the GenoVision group, which were acquired in 2002. We also integrated systems with third party contract manufacturers via SAP and implemented a module to improve field service operations for our Instruments products. In 2003 we implemented a comprehensive web and security infrastructure including redundant web servers and firewalls to enable internal website hosting. In July 2003 we unveiled our redesigned website with improved navigation and online product ordering. The online ordering system is available in all countries in which we conduct business except Japan and Italy, which we intend to add in 2004. Our new online ordering system is integrated with our SAP systems which reduces manual interaction for customers. It is also possible to design and order custom products, e.g. QuantiTect Assays, online. We are currently expanding the online order system to include our siRNA Oligos. We expect this enhancement to go live in the second quarter of 2004.

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

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time

Effective January 1, 2004 we restructured our management and formed an Executive Committee comprised of QIAGEN’s most senior executives responsible for core functions, Dr. Metin Colpan, our former Chief Executive Officer, has transitioned his role to Senior Technology Advisor and has also joined our Supervisory Board. Mr. Peer Schatz, our former Chief Financial Officer, has taken the role of our Chief Executive Officer and Chairman of the Executive Committee. The loss of Mr. Schatz or any of our Executive Committee members could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

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

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2003 of approximately $108.4 million, $99.5 million of which will become due in July 2005. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

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

Sales volumes of certain of our products in development may be dependent on commercial sales by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials. Such trials may be subject to extensive regulation by governmental authorities in the United States and other countries and could impact customer demand for our products.

Since the European Union Directive 98/79/EC on in vitro diagnostic medical devices went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A) or blood glucose testing systems (list B), nucleic acid purification products which are used in diagnostic workflows are affected by this new regulatory framework.

The major goals of this CE directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients´ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance.

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

Our business exposes us to potential liability

The marketing and sale of nucleic acid-based products and services for certain applications entail a potential risk of product liability, and there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

Provisions of our Articles of Association and Dutch law may make it difficult to replace or remove management and may inhibit or delay a takeover

Our Articles of Association provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50 percent of the outstanding shares. They also provide that if the members of our Supervisory Board and our Management Board have been nominated by the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50 percent of the outstanding shares. Certain other provisions of our Articles of Association allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions (and pursuant to the resolution adopted by our general meeting on June 11, 2003), our Supervisory Board is authorized to issue preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20 percent of the issued capital of QIAGEN, or (ii) a person holding at least a ten percent interest in our Company has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

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

Our common shares may have a volatile public trading price

The market price of the common shares since our initial public offering in June 1996 has increased significantly and been highly volatile. In the past two fiscal years, our stock price has ranged from a high of $20.81 to a low of $4.51 on the NASDAQ, and a high of EUR 23.45 to a low of EUR 4.46 on the Neuer Markt. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the pharmaceutical and biotechnology industries.

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

Shareholders who are United States residents could be subject to unfavorable tax treatment

QIAGEN may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If QIAGEN were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. QIAGEN would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2003, we had outstanding 146,217,518 common shares plus 13,356,000 additional shares subject to outstanding stock options, of which 6,791,673 were exercisable at December 31, 2003. A total of 23,968,000 common shares are reserved for issuances under our stock option plan, including those shares subject to outstanding stock options. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale.

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

Item 4.    Information on the Company

History of the Company

QIAGEN N.V., was incorporated on April 29, 1996 as a public limited liability company (“naamloze vennnootschap”) under Dutch law as a holding company for our wholly owned subsidiaries, and have our legal seat in Venlo, The Netherlands. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and its telephone number is +31 77 320 8400. Parties within the United States may also Contact QIAGEN, Inc. in Valencia, California at 800-426-8157 to obtain information. As a holding company, we conduct our business through our subsidiaries located throughout Europe, Japan, Australia, Canada and the United States.

Recently we announced the relocation of our North American marketing and sales operations from Valencia, California to Germantown, Maryland in order to utilize the capacity of our North American Headquarters. Additionally, we announced our decision to refocus resources dedicated to certain products related the our microarray business and accordingly discontinue certain products. Relocation and restructuring costs consisted of a charge of $3.6 million included in cost of sales related to the discontinued products and a charge of $1.5 million primarily related to relocation and the write-off of investments.

On October 7, 2003 we announced that we sold the assets of our acquired and developed Pecura business to Merial Limited, one of the world’s leading animal health companies. While we believe that the assets have significant potential as veterinary therapeutics, they are not core to our strategic direction and were therefore not actively being pursued. The technology portfolio of the Pecura division includes the veterinary rights to a novel class of drugs that are based on immunstimulatory cytosine-phosphodiester-guanine (CpG) dinucleotides, presented in synthetic oligodeoxynucleotides, which are believed to have promising potential in veterinary applications for livestock and companion animals. Pecura has an exclusive license from Coley Pharmaceutical Group, Inc. for the use of CpG oligonucleotides in animals. As part of the agreement, we have retained certain rights to the technologies applicable for research tools.

During 2002 we substantially completed three new facilities. The manufacturing facilities at our research and manufacturing subsidiary, QIAGEN Sciences, Inc., located in Germantown, Maryland, were completed and manufacturing activities began during the second quarter of 2002. The cost to complete the manufacturing facility was $57.5 million and the project was financed with intercompany loans and long-term debt. Construction at QIAGEN Sciences of a siRNA/RNA research and development lab and production space, as well as additional office space, was completed in the first quarter of 2003 at a cost of approximately $3.9 million. Construction on two new facilities in Germany (a production building and an administrative building) commenced in October 2000 and was completed in 2003. The total cost to complete these facilities was approximately EUR 55.4 million (approximately $69.8 million), and was financed with long-term bank loans. During 2001, we obtained two new loan facilities allowing borrowings of $43.5 million and EUR 50.0 million.

In December 2002 we closed the QIAGEN Genomics facility located in Bothell, Washington and relocated certain activities to our recently opened facilities in Germantown, Maryland and Hilden, Germany. The Bothell site, which was located near Seattle, was originally a facility of Rapigene Inc. which we acquired in December 1999. After the acquisition, the Bothell site focused on providing genotyping services based on the Masscode™ technology as well as related services. Subsequent to the facility closure, the Masscode™ intellectual property continues to serve as an important technology base for tagging nucleic acids and proteins. We will also shift our focus from selling the benefits of this technology as a service to supporting our technology access partners who provide such services in the United States and Japan with the products and accessories necessary to ensure ongoing functionality of their SNP genotyping systems. As a result of the closure and related re-focusing of this business, we recorded a one-time charge of approximately $10.8 million consisting primarily of severance and other costs of $2.7 million, and non-cash write-offs of facilities and equipment and other assets of $4.7 million and non-cash write-off of intangible assets, including developed technology and goodwill, of $3.2 million.

In June 2002 we acquired GenoVision A.S. and subsidiaries, a Norwegian company focused on the development of reagents and solutions using proprietary magnetic bead technologies for certain nucleic acid diagnostic markets, such as the HLA market. Subject to the terms of the agreement, we paid $14.3 million in cash and issued 930,426 shares of our common stock in exchange for all of the outstanding stock of GenoVision. In addition, we agreed to pay an earn out of up to $3 million based on GenoVision’s performance in the twelve months following the acquisition. The earn out was paid in August 2003 by issuing 308,421 additional shares of our common stock (valued at approximately $2.9 million) and paying related expenses of approximately $118,000. These amounts are reflected as an increase to goodwill. We believe that this acquisition provides us with unique, automated solutions for the purification of nucleic acids based on GenoVision’s proprietary magnetic particle technology. GenoVision, subsequently renamed QIAGEN A.S., has two wholly owned subsidiaries: GenoVision VertriebsgesmbH, located in Austria, and GenoVision Inc., located in Philadelphia, Pennsylvania. In addition, the company owns a 60 percent share in Particle Solutions A.S., located in Norway.

In April 2002 we acquired Xeragon, Inc. of Huntsville, Alabama. In connection with this acquisition, we issued 561,123 of our common shares to the shareholders of Xeragon in exchange for all of the outstanding capital stock of Xeragon. We structured this acquisition to qualify as a tax-free reorganization. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA. Since siRNA products are used in combination with RNA stabilization and purification products, we believe that Xeragon’s products will be highly synergistic with our own and will enable us to extend significantly our presence into markets working with siRNA.

Business Overview

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative enabling technologies and products for the separation and purification of nucleic acids. Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research market. The increased understanding of nucleic acid structure and function combined with the development of technologies such as Polymerase Chain Reaction (PCR), in which DNA base sequences are amplified in order to aid research and development of genetic structures, have resulted in a rapid expansion in the potential uses of nucleic acids beyond the research market into developing commercial markets. These include (1) genomics, (2) nucleic acid-based molecular diagnostics which seek to aid the diagnosis or monitoring of or predisposition for disease, and (3) genetic vaccination and gene therapy which seek to prevent and treat diseases by using nucleic acids themselves as vaccines and drugs. We believe that by targeting our enabling nucleic acid separation and purification technologies to numerous participants in each of these developing commercial markets, we will optimize and diversify our opportunities for growth. We have experienced significant growth in the past, and since January 1, 2001, we have had compound annual growth through December 31, 2003 of approximately 15% in net sales and 12% in net income, after acquisition, in-process research and development and relocation and restructure costs.

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

Over the past 20 years, a major focus of basic molecular biology research has been to develop a better understanding of the fundamental role of nucleic acids in regulating life at the cellular level. In the 1980’s, the biotechnology and pharmaceutical industries used the results of this research to develop therapeutic recombinant proteins such as insulin, interferon, and human growth hormone. Major advances continue to be made in the development of technologies to isolate specific nucleic acids, identify their sequences and structures, and determine their functions. Basic molecular biology research is currently conducted in more than 40,000 academic and commercial laboratories worldwide. An example of a major international initiative in this area is the Human Genome Project with an estimated cost of more than $3 billion. This project, the first phase of which was completed in 2000, involves several hundred academic, governmental, and industrial research laboratories all working to determine the sequence of the approximately 3 billion nucleotide bases which comprise the human genome, in order to identify the functional genes in the human body. The focus of life science research is now shifting to describing the functions and molecular interactions of DNA and RNA, including of the genes identified by sequencing the human genome. The increased understanding of nucleic acid structure and function, coupled with the expanding use of innovative technologies such as PCR, has created significant potential for the use of nucleic acids in a broad array of therapeutic and diagnostic applications.

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

We also developed a new anion-exchange resin, QIAGEN Anion-Exchange Resin HS, with a higher binding capacity for nucleic acids. This development in conjunction with a new tip design, the QIAprecipitatorTM unit, which allows recovery of DNA without centrifugation, and the QIAfilter unit (see “Filtration” below) allows a significantly faster purification procedure. These technologies are used in HiSpeed®Plasmid Kits. We believe that these kits provide the fastest procedure currently available for isolation of large amounts of ultrapure DNA.

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

Filtration.    We have introduced proprietary rapid filtration technology for clearing of the lysate in a single step process that takes just five minutes. The filtered cell lysate containing nucleic acids can then be immediately purified using our anion-exchange or silica-gel–membrane technologies. Our filtration technology replaces the time-consuming centrifugation process, which is difficult to automate and does not allow high-throughput sample processing. We employ filtration technology in our QIAfilter, TurboFilter®, and R.E.A.L.® products, which substantially increase productivity in DNA sequencing and nucleic acid-based molecular diagnostics where high-throughput nucleic acid purification is required, as well as in large-scale production of nucleic acids for genetic vaccination and gene therapy. The R.E.A.L. product line was expanded in 2001 with the introduction of a kit that allows automated purification of plasmid DNA in a 384-well format for very high-throughput requirements. Filtration technology is also used in some protein purification products. In October 2001, Pall Corporation, a leader in filtration technologies, and QIAGEN announced an agreement to jointly develop next generation nucleic acid separation and purification products for certain applications in the life science market. The jointly developed products are exclusively marketed by QIAGEN.

Magnetic Particle Technologies.    Magnetic particle-based products uniquely combine requirements in the rapidly growing genomics, proteomics and cellomics markets. Certain forms of cell separation and protein separation required in cellomics and proteomics are closely linked with nucleic acid purification, in both research and clinical applications. Therefore, products which link the technologies will offer significant advantages for users in these markets, who will benefit all the more because the products will be optimized to share the same QIAGEN BioRobot® automation platforms. We see magnetic particles as being applicable to certain segments of nucleic acid purification and they are therefore already one of many technologies in the broad portfolio of our nucleic acid purification products. In 2002, we expanded our portfolio of magnetic particle-based products with the acquisition of GenoVision A.S., subsequently renamed QIAGEN A.S. – a successful provider of both robotic workstations and magnetic particle technologies for automated nucleic acid purification.

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

RNA Stabilization.    We acquired and developed a technology portfolio covering the use of certain cationic detergents for the stabilization and purification of nucleic acids from certain samples. We also acquired a non-exclusive license from Ambion, Inc. for RNAlaterTM technology, which allows stabilization of RNA in animal tissues for reliable gene-expression and gene-profiling analysis. These technologies are used in a product range—RNeasy Protect Kits—that was launched in 2000. Another product line, RNeasy Protect Bacteria Kits, was released in 2001. RNA stabilization technology is also used in the PAXgene™ Blood RNA System from PreAnalytiX, a joint venture between BD and QIAGEN that provides integrated and standardized systems for the collection and stabilization of clinical samples together with efficient methods for nucleic acid isolation. The PAXgene Blood RNA System, which is the first PreAnalytiX™ product line, was launched in 2001. Stabilization of RNA within biological samples is especially important for the molecular diagnostics market and also used in the molecular biology research market.

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

Protein Purification.    We have obtained an exclusive license for a patented affinity purification system for recombinant proteins, which allows rapid one-step purification of proteins labeled with a specific affinity “tag.” Our proprietary metal chelate affinity chromatography system uses a patented high affinity chelating ligand (the NTA ligand), which provides highly efficient purification and detection of specific recombinant proteins carrying a 6xHis affinity tag. These tagged recombinant proteins can be produced using our proprietary expression vectors in bacterial or other expression systems. We believe that the high affinity of our NTA ligand provides significant advantages over other metal chelate systems in terms of purity, speed and convenience. We have developed additional NTA metal chelate affinity systems for color-based detection of 6xHis-tagged recombinant proteins, and for directional immobilization of antigens onto solid surfaces for screening purposes. We employ this technology in our line of QIAexpress® products. In 2001, we expanded our expression (see “DNA Cloning”, below) and detection systems for tagged recombinant proteins, and introduced a new system for efficient removal of the tag for certain applications. This new system, the TAGzyme™ System, employs technology obtained from an exclusive license.

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

3.    QIAGEN’s Products

We offer over 300 products, which include a broad range of consumables as well as instruments and services, for a variety of applications in the separation, purification, and subsequent use of nucleic acids. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. Major applications for our consumable products are plasmid DNA purification; RNA stabilization and purification; nucleic acid transfection; genomic and viral nucleic acid purification (principally for PCR); PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; and DNA cloning. We offer most of these products in kit form to maximize customer convenience and reduce user error. These kits contain our proprietary disposable separation and purification devices and/or other proprietary technologies, all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit includes devices and reagents for a number of preparations ranging from one to one thousand. Each kit is covered by our quality guarantee. Our BioRobot Systems perform automated nucleic acid preparation and reaction set-up, allowing customers to perform reliable high-throughput nucleic acid sample preparation and other laboratory tasks. We also offer custom services, including DNA oligo synthesis, siRNA synthesis, DNA sequencing, and non-cGMP and cGMP DNA production on a contract basis. In addition, we offer specialized products for protein expression, purification, detection, and analysis, as well as for immunization for production of antibodies. These products complement our nucleic acid separation and purification technologies and products.

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

We offer a wide range of products for plasmid DNA purification, each tailored to the needs of a specific application. For convenient, large-scale preparation of ultrapure plasmid DNA, we offer our QIAfilter, and EndoFree Plasmid Kits, which are based on our proprietary anion-exchange, filtration, and endotoxin removal technologies. In 2000, we introduced the first HiSpeed Plasmid Kit, which has a newly developed anion-exchange resin and tip design as well as QIAfilter technology for clearing cell lysates and new QIAprecipitator technology for recovering DNA without the need for centrifugation, making the purification procedure significantly faster. The QIAGEN Large Construct Kit is designed for isolation of BAC, PAC and cosmid DNA and allows purification free of genomic DNA due to an integrated Exonuclease step. Kits for purification of ultrapure plasmid DNA are used in the molecular biology research, DNA sequencing, and genetic vaccination and gene therapy research markets, and range in price from $163 to $1,480 per kit. We believe that future applications for these products will be large-scale plasmid purification for the commercial genetic vaccination research and gene therapy research markets.

We offer a comprehensive range of products for plasmid DNA minipreps (purification of small amounts of DNA). QIAwell Plasmid Kits, based on our anion-exchange and filtration technologies, are available in 8-well and 96-well formats for high-throughput minipreps of ultrapure plasmid DNA for transfection, and other sensitive molecular biology applications. QIAprep Miniprep Kits, based on our proprietary silica-gel–membrane and filtration technologies, are available in single column, 8-well, and 96-well formats for low- to high-throughput minipreps of high-purity plasmid DNA for standard molecular biology applications such as high-quality sequencing, cloning, and PCR. DirectPrep 96 Plasmid Miniprep Kits launched in November 2003 are specifically designed for cost-effective manual or fully automated high-throughput sequencing applications. R.E.A.L. Prep 96 and microR.E.A.L.TM Prep 384 Plasmid Kits use our filtration technology for very high-throughput screening and DNA sequencing projects. The MagAttract 96 Miniprep System, released in 2001 and based on our proprietary silica-, cell lysis-, and magnetic bead technologies, allows fully automated, high-throughput plasmid DNA purification for high-throughput genomics and screening applications. Our miniprep products range in price from $65 to $4,155 per kit. We believe that applications for these products will expand with the development of molecular biology research, DNA sequencing, and genomics markets.

Genomic and Viral Nucleic Acid Purification.    Reliable clinical diagnostics and genetic analysis require reproducible preparation of genomic and viral nucleic acids as the templates for the PCR amplification process that frequently precedes a diagnostic procedure. For purification of these nucleic acids from starting materials such as blood, tissue, body fluids, and stool, we offer a comprehensive range of QIAamp Kits, which use our silica-gel–membrane technology and proprietary cell lysis procedures. These products are available in both single column and 96-well formats and are used in the molecular biology and molecular diagnostic research markets. They range in price from $43 to $2,839 per kit. In addition the QIAamp UltraSens Virus Kit had been introduced for concentration and isolation of viral DNA and RNA from serum and plasma and the QIAamp DNA Micro Kit for purification of genomic DNA from very small amounts of starting material and forensic samples. EZ 1 Blood and Tissue Kits for automated purification of high-quality genomic DNA from 1-6 samples and MagAttract 48 and 96 Blood and Tissue Kits for automated purification from up to 48 or up to 96 samples have been introduced in 2003.

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

For genomic DNA isolation from animal and plant cells, tissue, or yeast or bacteria we offer both single-spin column based DNeasy Spin and DNeasy 96 in 96-well format. The MagAttract 96 DNA Plant Kit has been launched in 2003 as an economic solution for manual or automated high-throughput isolation of DNA from plants.

RNA Stabilization and Purification.    RNA purification requires rapid and efficient removal of contaminants that can destroy fragile RNA molecules. For rapid RNA purification, we offer the RNeasy product line, which uses its silica-gel–membrane technology in both single column and 96-well formats. For specific purification of mRNA, we offer Oligotex Kits based on our proprietary technology for hybrid capture on polystyrene–latex beads. These products are used in the molecular biology and molecular diagnostic research markets and range in prices from $56 to $2,715 per kit.

In 2000 we introduced the first in a series of planned products that allow stabilization of RNA within biological samples, which is especially important for the molecular diagnostics market. RNA becomes extremely unstable once a biological sample is harvested, as expression of some genes is induced by the collection (leading to more RNA for those genes) and other RNA species become degraded after collection. Immediate stabilization of the RNA and preservation of the RNA expression pattern is therefore a prerequisite for accurate gene-expression analysis. RNeasy Protect Kits, launched in 2000, combine RNeasy and RNAlater technologies. The latter technology, for which we acquired a non-exclusive license from Ambion, Inc., allows stabilization of RNA in animal tissues for reliable gene-expression and gene-profiling analysis. RNAlater RNA Stabilization Reagent is also available as a separate product for sample stabilization, and can be used in conjunction with all RNA purification kits available. In 2001, we introduced a product line that allows stabilization of RNA in bacterial cells—RNeasy Protect Bacteria Kits. These products are used in the molecular biology and molecular diagnostic research markets and range in price from $56 to $1,029 per kit. In 2002, we introduced the Rneasy 96 BioRobot 8000 Kit, which combines proven Rneasy silica-gel-membrane technology with walkaway automation on the BioRobot 8000. In 2003 we completed the RNeasy product range by introducing RNeasy Fibrous Tissue Kits for RNA isolation from fiber-rich tissues and RNeasy Lipid Tissue Kits for purification from fatty tissues, as well as RNeasy Micro Kit for realiable RNA isolation from very small amounts of starting material, e.g. from micro-dissected tissues and RNeasy MinElute Cleanup Kits for RNA cleanup and concentration with small elution volumes. In 2003 additionally a variety of magnetic-bead based RNA isolation kits have been launched for use on our BioRobot M systems. PreAnalytiX, a joint venture between BD and QIAGEN that provides integrated and standardized systems for the collection and stabilization of clinical samples together with efficient methods for nucleic acid isolation, released its first product line in 2001—the PAXgene Blood RNA System. Blood samples are collected in PAXgene Blood RNA Tubes, in which they can be stored or transported at room temperature without RNA degradation or gene induction, and RNA is isolated from the sample using a standardized procedure. This system is particularly relevant to the pharmaceutical industry and the clinical research market, and kits are priced between $160 and $2,295. We believe that applications for our RNA stabilization and purification products will expand significantly as the molecular diagnostics market adopts nucleic acid-based testing.

DNA Cleanup.    DNA cleanup products are used to remove reagents and contaminants, such as primers, nucleotides, and enzymes, from DNA fragments amplified by PCR or modified by other enzymatic reactions before they are used in cloning, sequencing, microarray analysis, or other downstream applications. We offer a range of QIAquick and QIAEX Kits in single column, 8-well, and 96-well formats for specific cleanup applications. In 2000, we launched a new range of cleanup kits, MinElute Kits, which use a new spin-column design, which we developed, to allow elution of DNA fragments in a much lower volume than previously possible. MinElute, QIAquick, and QIAEX Kits are based on our silica-gel technology and are used in the molecular biology research, DNA sequencing, and molecular diagnostic research markets. These kits range in price from $79 to $2,200 per kit. We also offer DyeEx™ Kits—available in single column and 96-well formats—for cleanup of sequencing samples prior to analysis. These kits are used in the molecular biology research and DNA sequencing markets, and range in price from $119 to $1,450 per kit. In 2002, we launched the LabelStar™ Array System, for efficient labeling and cleanup of cDNA before array hybridization. The optimized reaction conditions in this system result in high signal intensity, low background, and the identification of more true positives at low expression levels. We believe that applications for our DNA cleanup products will expand as the microarray, DNA sequencing and molecular diagnostics markets continue to develop.

Consumable Enzymes and Reagents

PCR and RT Enzymes and Reagents.    PCR and reverse transcription (RT), and RT-PCR have become widely used tools for amplification of nucleic acids in molecular biology, making nucleic acids easier to detect. As a result, a profitable market segment has developed for companies licensed to sell products covered by PCR-related patents. In November 1995, we acquired a non-exclusive license from Hoffmann-La Roche for the use, production, and sale of enzymes and reagents required for PCR in the research market. This license allows us to market kits that include our existing products for pre-PCR sample preparation and post-PCR DNA cleanup bundled with PCR enzymes and reagents. We believe we are well situated to penetrate the rapidly growing PCR research market by capitalizing on our leadership position in sample preparation and our reputation for innovative and high quality products. The PCR license therefore allows us to offer customers in the research market a fully integrated solution to their nucleic acid purification and amplification needs. We launched our first two PCR products in November 1996 and have followed this with a range of additional kits for standard and specialized PCR applications, including the launch in 2001 of ProofStart DNA Polymerase, a new high-fidelity DNA polymerase that allows highly accurate DNA amplification. In 2002 the QIAGEN MultiPlex PCR Kit had been launched for highly specific and sensitive multiplex PCR without optimization. Multiplex PCR—a powerful technique enabling amplification of two or more products in parallel in a single reaction tube—has gained substantial impact in a variety of mainly genotyping applications in different areas of DNA testing. Our PCR products range in price from $95 to $2,020 per kit. We have also entered the reverse transcription (RT) market.

RT is the process by which RNA is transcribed into DNA for subsequent analysis, most frequently PCR analysis. We offer a line of enzymes and kits for RT and RT-PCR, including a one-step RT-PCR kit launched in 2000, which range in price from $46 to $674 per kit. Real-time PCR, a PCR-based technique that allows quantification of target DNA or RNA species, is becoming more and more widely used in both molecular biology research and clinical diagnostics. To address this field, in 2001 we launched the QuantiTect SYBR Green System, which incorporates our PCR and RT enzymes and reagents. This system can be used with any real-time PCR cycler for accurate quantification of DNA, cDNA, and RNA targets, and is an important new line that addresses a rapidly expanding market. In 2002, we launched the QuantiTect Probe System, which provides highly specific and quantitative PCR and RT-PCR using sequence-specific probes. QuantiTect Kits range in price from $330 to $2,620. We believe there is significant potential for these products in molecular biology research and molecular diagnostics markets. In November 2002, Epoch Biosciences, Inc. and QIAGEN announced that QIAGEN will become a co-exclusive worldwide sales and marketing partner to the research field for products that incorporate Epoch Biosciences’ MGB Eclipse(TM) Probe Systems for real-time measurement of gene expression. Epoch will exclusively supply components to QIAGEN and QIAGEN will offer custom and catalogue probe systems as part of our gene expression product offerings for sale to researchers in the life sciences industry and to pharmaceutical companies conducting internal research. Under terms of the agreement, QIAGEN received a non-exclusive license to the component technologies, and Epoch will receive undisclosed technology access fees and royalties on sales of catalogue products by QIAGEN. Since 2003 a large and constantly increasing number of validated QuantiTect Gene Expression Assays for cancer, apoptosis, chemokines, cytokines and housekeeping genes have been introduced, with many more to come during 2004. In addition QuantiTect Custom Assays have been launched in 2003 for expression analysis of customer-defined sequences.

DNA Cloning.    Cloning of DNA into plasmids is a routine and basic molecular biology method. As described above, plasmids are small circular pieces of bacterial DNA into which new pieces of DNA can be introduced, a technique called cloning. In 2001, we introduced QIAGEN PCR Cloning Kits that use UA-cloning technology for fast and easy insertion of a PCR product into a plasmid DNA. These products extend the range of products that we offer to researchers performing PCR, and are priced between $64 and $592.

Cell separation

Since 2002 QIAGEN offers a range of magnetic cell separation and magnetocapture products including secondary antibody suspensions, Streptavidin suspensions, Protein A and G suspension for immunoassays and binding of immunoglobulins.

DNA Transfection Reagents.    We identified a product opportunity in the transfection of plasmid DNA into mammalian cells, which is currently the major application for ultrapure plasmid DNA purified with our products. We obtained exclusive licenses for several innovative reagents for efficient transfection, and offer a range of reagents that address specific market needs. We currently offer three reagents, PolyFect, Effectene and SuperFect for transfection of DNA, priced in the range of $111 to $775 per kit, with bulk quantities of each reagent also available for high-throughput applications. In 2001, we launched the first transfection reagent specifically designed for transfection of cells with RNA. Transfection of RNA provides an alternative to DNA transfection, e.g. for transfection of non-dividing cells, direct studies on RNA viruses or RNA translation studies. TransMessenger is priced at $152. For the rapidly expanding field of gene silencing by RNA interference we introduced RNAiFect Transfection Reagent in 2003 for efficient transfection of cells with siRNA. QIAGEN Transfection Reagents can be bundled with our existing plasmid and RNA purification products and siRNA oligos for molecular biology and gene therapy research markets.

Instrumentation

Both academic and industrial research laboratories are actively seeking automation of routine procedures to free scientists and technicians for more sophisticated tasks, eliminate human error, and increase reproducibility when processing samples from a diverse range of sources. This demand for the reliability automation provides is fueled by increased automation needs in molecular biology research, the functional genomics market, genome projects, gene-based drug development, nucleic acid-based molecular diagnostics, and the stringent requirements of the latest assay technologies, all of which require large numbers of standardized nucleic acid sample preparations and enzymatic reactions. In response to this market demand, we offer the BioRobot product line. In August 1999, we introduced the QIAGEN BioRobot 3000, a bench-top workstation designed to automate routine liquid-handling tasks as well as nucleic acid and protein purification, complete with pre-programmed software for automation of many QIAGEN purification procedures, such as QIAwell, QIAprep, DirectPrep, R.E.A.L., QIAquick and MinElute. The BioRobot 3000 offers a completely flexible approach to automation, with each instrument being tailor-made to the individual laboratory’s application needs. The BioRobot 3000 is used in molecular biology research, molecular diagnostic research, DNA sequencing, and genomics markets. Since the BioRobot 3000 is a custom instrument, the price depends on which components are installed and which base model is selected. The base prices, without any added components, are $43,700 for the 4-probe 90 cm system, $49,200 for the 4-probe 120 cm system and $60,300 for the 4-probe 200 cm system. The BioRobot RapidPlate™, which is fully integratable with BioRobot workstations and can be directly integrated with the BioRobot 3000 extended arm systems, was introduced in 2001 for fast liquid handling in 96- and 384-well formats, and is priced at $40,200. In 2002, the BioRobot TwisterTM Robotic Arm Systems were introduced. These provide flexible transfer and temporary storage of microplates, deep-well blocks, and other labware within integrated BioRobot systems, allowing extended hands-free processing.

In 2000, we introduced the BioRobot 8000. The BioRobot 8000 allows high-throughput, walk-away purification of nucleic acids. The fully automated capability is provided by new technologies, such as an automated vacuum system, automated identification and tracking of buffer bottles, and a fast and accurate liquid and robotic handling system. The BioRobot 8000 is designed for routine handling of 96-well formats, and is used by laboratories at the leading edge of genomics and other molecular biology fields. The list price for a BioRobot 8000 is $120,000.

Since 2002, new Premium Solution BioRobot Systems were launched to address the requirements of new market segments for walk-away purification in 96-well format in the fields of gene expression analysis, protein characterization, and genomic sequencing. Specifically these were BioRobot Gene Expression- Real-Time RT-PCR for RNA purification and RT-PCR Setup. BioRobot Gene Expression-Gene Silencing for automated cell-seeding, siRNA transfection, RNA purification and RT-PCR setup. BioRobot Protein for expression screening of His-tagged proteins and BioRobot Protein LS for automated purification and quantification of up to 15 mg of His-tagged proteins. In 2003 the BioRobot LiquiChip system has been launched for walkaway setup of xMAP™ multiplex protein assays. Also, in 2003 the BioRobot Plant Science was introduced for walk-away purification of genomic and chloroplast DNA from plant material. The latest addition to our Premium Solutions is the BioRobot Gene Expression – GeneChip® Target Prep for walk-away target preparation for Affymetrix® GeneChip Arrays, launched in March 2004. Each system has a specialized worktable layout and includes a Specialist Pack containing all the purification chemistries, software protocols, worktable accessories, and service support agreements required for a specific application.

Also in 2002, we introduced the BioRobot MDx, which provides walkaway automation of sample preparation for applications in clinical laboratories. The workstation uses automated vacuum processing to eliminate centrifugation steps, allowing faster sample processing. It uses standardized processing and proven QIAamp chemistries for reliable results, and generates full process documentation and sample tracking, allowing effortless data management. The list price for a BioRobot MDx is $170,000. The BioRobot 9604, which was launched in 1998, also targets nucleic acid sample preparation and handling tasks in molecular diagnostics laboratories, blood banks, and forensic projects. Nucleic acid samples purified on the BioRobot 9604 are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic, pharmaceutical, and research applications. The current list price of the BioRobot 9604 is $80,000.

Through the acquisition of GenoVision A.S., QIAGEN in 2003 introduced the BioRobot EZ 1 Workstation for automated purification of nucleic acids from 1-6 samples, based on an easy-to-use workstation, pre-filled and sealed reagent cartridges and error-free protocol selection and worktable setup. BioRobot M48 and BioRobot M96 Workstations allow flexible, automated nucleic acid purification from 6-48 or 8-96 samples, respectively. All three systems automate the use of magnetic particle-based consumables, an expertise that was greatly expanded through the acquisition of GenoVision, and are used in a wide range of demanding and sensitive genomic applications in clinical research, including genetic testing, gene expression analysis, infectious disease research, forensics and oncology research.

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

Instrumentation products account for less than 15 percent of our total consolidated net sales. Consumables used on instruments are estimated to account for less than 10% of consolidated net sales.

Contract Services

We offer contract services for non-cGMP and cGMP-grade DNA production, and DNA sequencing as additional ways to market our products, and to expand and promote our technologies. All services are provided with full project consultation and support from experienced technical staff.

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

Oligonucleotide Synthesis, Microarray Products, and Custom Gene Synthesis

QIAGEN Operon (QIAGEN Operon, Inc. and QIAGEN Operon GmbH) is a recognized leader in the area of high-end and added-value synthetic DNA. QIAGEN Operon provides custom DNA synthesis of oligonucleotides using a revolutionary high-throughput synthesis platform. A large number of oligonucleotide-modification options are available. QIAGEN Operon also provides a range of arrayable oligonucleotide sets (Array-Ready Oligo Sets™) for the genome of several species, including human, yeast (Saccharomyces cerevisiae), tuberculosis (Mycobacterium tuberculosis), malaria (Plasmodium falciparum), mouse, rat, arabidopsis (Arabidopsis thaliana), Caenorhabditis elegans, Candida albicans, Drosophila melanogaster, Escherichia coli, Haemophilus influenzae, Anthrax, Campylobacter jejuni, Grape, Magnaporthe, Listeria, Medicago, Pig, Sinorhizobium and Zebrafish. These sets represent the genomes of either clinically relevant or widely used model organisms. QIAGEN Operon can also provide custom arrays of oligonucleotides or other DNA fragments. QIAGEN Operon additionally provides a custom gene synthesis service for the manufacturing of genes for pharmaceutical and biotechnology applications as well as a range of stock oligonucleotide products.

QIAGEN Operon’s leading U.S. technology and market position in high-quality, high-precision, and high-throughput synthetic nucleic acids, as well as opportunities for new and powerful joint products, is expected to allow significant expansion into the dynamic areas of today’s genomics and genetic analysis markets.

siRNA Synthesis

We are a licensed supplier of short interfering RNA (siRNA), and offer both a custom siRNA synthesis service and a range of stock library products directed against common target genes. siRNAs have been shown to function as key molecules in triggering targeted gene silencing, and this technology is considered the most powerful tool to unravel the function of genes. siRNA synthesis is performed using our proprietary TOM chemistry, which enables the production of high-quality RNA leading to efficient gene silencing. We also provide an online tool for the design of siRNA sequences. The design tool uses state-of-the-art design criteria to enable gene silencing potential to be maximized. In October 2002, we launched the Cancer siRNA Oligo Set, the first set of disease-specific siRNAs for the life sciences market. This set is comprised of two siRNAs for each of 139 cancer-related genes, which are recognized as clinically and scientifically relevant. In 2003 HPP (High Performance Purity) Grade siRNA was introduced for efficient and economical gene silencing. HPP Grade siRNA is available by Custom siRNA oligo service in single tubes or in 96-well plates for high-throughput projects. In 2003 4-For-silencing siRNA duplexes were introduced. 4-For-Silencing siRNA guarantee that at least one of the 4 siRNAs will reduce expression of the target mRNA by 70%. The latest advance was the introduction of 2-For-Silencing in February 2004. 2-For-Silencing siRNAs are designed with the HiPerformance algorithm and guarantee knock-down with less effort and expense. In January 2004, QIAGEN announced the delivery of the Human Druggable Genome siRNA Set. A powerful tool for drug discovery using RNAi, the set consists of 10,000 duplexes targeting 5,000 specifically chosen druggable gene candidates. Designed using a proprietary algorithm and optimized for specificity by stringent homology analysis, the Human Druggable Genome siRNA Set is the first set of its kind in the life sciences market. In addition to custom designed siRNAs a large number of published Library siRNA Duplexes is available for gene silencing of common gene targets. Every siRNA was designed using state-of-the-art design criteria to maximize gene-silencing potential, and was synthesized using our patented TOM-amidite chemistry to yield high-quality, high-purity RNA oligonucleotides. Our siRNA products combined with our RNAiFect transfection technology and RNeasy and QuantiTect productlines for detection of silencing effects provide a fully integrated solution for gene silencing.

Recombinant Protein Purification Products

Purification of recombinant proteins is a necessary step in most molecular biology research projects, and is therefore performed by most of our customer base. We offer our customers QIAexpress products, which use a unique purification technology based on metal chelate affinity chromatography on Ni-NTA resin for one-step purification of recombinant proteins. The QIAexpress line also includes products for protein expression and a proprietary protein detection system based on metal chelate affinity technology and mouse monoclonal antibodies that recognize the 6xHis-tag epitope. In 2002, Ni-NTA Superflow Columns were introduced, which provide automated, large-scale protein purification. Several products were introduced in 2001, including new vectors for expression of recombinant proteins as well as new antibodies for their detection, and a new system for cleaving the tag (used in the purification technology) from recombinant proteins for specialized applications. The PhosphoProtein Purification Kit, launched in 2002 provides a complete separation of phosphorylated and unphosphorylated protein fractions for research in proteomics, cell signaling and apoptosis, protein kinases and oncology and immune disorders. The EasyExpress system, launched in 2003 allows to go from gene to protein in a single day, The EasyXpress Protein Synthesis Kit uses highly productive E. coli lysates, which contain all transcriptional and translational machinery components required for efficient protein synthesis and are pre-aliquoted for convenience and ease-of-handling. Strep-Tactin SuperFlow and Strep-Tactin Magnetic Beads from the Two-Step Affinity Purification System are used sequentially with Ni-NTA matrices to provide ultrapure His·Strep-tagged proteins. This Two-Step Affinity System has been launched in 2003.

QIAexpress products are used in the molecular biology and molecular diagnostic research markets, and cost between $67 and $3,487. We believe that applications for these products will expand with growth in the genomics and proteomics markets.

Protein Assays

The LiquiChip system is a bead-based platform that offers the potential to rapidly assay up to 100 different analytes in a single sample. A wide range of protein-based assays for proteomics and drug discovery research can be quickly and easily adapted to LiquiChip technology. The complete system includes instrumentation, software, assay kits, a range of beads, and detection reagents.

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

4.    Product Development

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. A Vice President of Research & Development oversees the global research and development activities in Germany, Switzerland, Norway and the U.S. Our research and development organization is matrix structured, which allows us flexibility to refocus our product development efforts as new technologies or markets emerge. The total number of research and development employees at December 31, 2003 was 269. Our total research and development expenses in 2003 were approximately $31.8 million. We have focused our product development efforts in the following key areas:

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

We expanded our portfolio of magnetic particle-based products in 2002 with the acquisition of GenoVision A.S.—a successful provider of both robotic workstations and magnetic particle technologies for automated nucleic acid purification. GenoVision A.S. (now known as QIAGEN A.S.) focuses on automated purification of nucleic acids from a wide range of clinically relevant samples using MagAttract magnetic particle technology in combination with BioRobot M- and EZ-Instruments.

As the genomics and drug discovery market expands, there is an increased need for efficient methods to prepare and analyze samples. As this market is often defined by the request for integrated solutions, we have leveraged our nucleic acid handling, extraction and purification expertise by entering into a number of transactions and agreements.

In December 2003 we licensed a novel algorithm developed by Novartis Pharma AG for the selection of potent siRNA sequences for gene silencing applications. More than 3000 randomly designed synthetic siRNA duplexes, against 34 targets were analyzed for functionality. Based on this unprecedented siRNA data set, an automated siRNA sequence selection algorithm was developed. Under the terms of this collaboration we obtained a fully paid-up license from Novartis for the worldwide use of this prediction algorithm.

In September 2003 we announced an exclusive agreement with Thermo Electron Corporation to co-market and co-promote Thermo Electron’s KingFisher® instrumentation technology together with QIAGEN’s magnetic bead based nucleic acid separation and purification technology for use in nucleic acid-based applications in research and molecular diagnostics. We were granted a license to the KingFisher magnetic particle instrumentation technologies and will have the rights to market existing Kingfisher products. Thermo will actively and exclusively co-promote our nucleic acid purification consumables with their KingFisher instruments.

In August 2003 we announced an agreement with amaxa biosystems to co-market amaxa’s Nucleofector™ technology and QIAGEN’s TOM-amidites based HPP grade siRNA. The combined solution has significant advantages for siRNA mediated gene silencing in sensitive cultured cells or primary cells.

In July 2003 we announced an agreement with Intradigm Corporation providing for research and development of siRNA for drug discovery and siRNA therapeutic products. We will manufacture and provide Intradigm with siRNA agents for its ongoing research programs in several disease areas, including oncology, arthritis, and pulmonary siRNA treatment of SARS Coronavirus infection. Using at least 48 sets of siRNA oligos which we will manufacture, Intradigm will determine optimal siRNA agents and delivery to inhibit SARS viral infection as potential anti-SARS therapy through work with collaborators in National Institute of Allergy and Infectious Diseases (NIAID) in the U.S. and in Hong Kong and Guangzhou of China.

In March 2003 we announced an agreement with Agilent Technologies Inc. to actively co-market the Agilent 2100 bioanalyzer and LabChip® kits with our consumables and instruments for the separation, purification and handling of nucleic acids and proteins. The combined solutions incorporating QIAGEN’s and Agilent’s products enable molecular biologists and biochemists to obtain the highest quality results in the analysis of biomolecules such as DNA, RNA, proteins and cells. As part of the non-exclusive agreement, the two companies will develop a series of scientific application notes that describe challenging or novel applications that can be more easily accomplished using the combination of Agilent and QIAGEN products, include biological sample preparation and multiplex PCR.

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

In 2002, we maintained our leadership in the area of oligonucleotide synthesis. In addition to our state-of-the art facility in Alameda, California, we opened a second synthesis facility in Germantown, Maryland. This provides synthesis services to the biotech-rich community of the north-eastern United States. A local facility offers faster turnaround time, which should improve overall customer satisfaction and result in increased market share of the oligonucleotide market. In Europe, sales from the synthesis facility in Cologne, Germany doubled in 2002. The integration of the Sawady Group (renamed QIAGEN Sciences K.K.), acquired in 2001, was completed in 2002 with the installation and validation of our unique high-volume synthesis capability, as in our other three oligonucleotide manufacturing sites. We are a leading supplier with production capabilities in North America, Europe, and Japan and are in prime position to address the worldwide need for high-quality products and services.

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

In 2003 we expanded our cooperation with Strathmann Biotec AG to provide GMP manufacturing services for plasmid DNA to the pharmaceutical industry under QIAGEN’s brand pAlliance. During this cooperation SBAG will provide its expertise in manufacturing pharma grade plasmid DNA according to GMP guidelines making available production capacities in Hanover, and in the ultra-modern Biotechnology Center Dengelsberg, located close to Kiel, Germany. We will provide our proprietary process technology as well as our unique sales force for global marketing activities. Both companies will jointly work on continuous process enhancement.

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

During February 2004 we announced the launch of the world’s first CE-certified generic sample preparation kit fulfilling the requirements of the EU’s recent in-vitro diagnostic directive. The QIAamp DSP DNA Blood Mini Kit is available for the European markets and is developed, produced and quality controlled according to all requirements of the CE in-vitro diagnostic directive. This kit is our first in a series of broadly applicable sample preparation products intended for use in molecular diagnostic testing. The European Union Directive 98/79/EC (December 7, 2003) on in vitro diagnostic medical devices states that all products and kits which are used for in vitro diagnostic applications and have to be compliant with this directive.

In December 2003 we announced a manufacturing and supply agreement with artus GmbH. artus will integrate QIAGEN’s nucleic acid sample preparation products in its diagnostic systems for use in the detection of a variety of infectious diseases such as SARS, Herpes simplex virus -1/-2, EBV, West Nile Virus, Malaria and Salmonella. These customized solutions will incorporate specific versions of our sample preparation modules and technologies, including our QIAamp technology and will be distributed by artus and its distributors in combination with the real-time PCR-based diagnostic solutions under the brand PureArt.

In October 2003 we announced a cooperative effort with Affymetrix, Inc. to improve gene expression analysis applications using our technologies. Our siRNA and the integrated PAXgene system for clinical sample collection and purification of RNA from whole blood will be optimized for use with Affymetrix GenChip® technology.

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

In 1999 we formed PreAnalytiX, a joint venture with Becton, Dickinson and Company (BD) to develop, manufacture, and market integrated systems for collecting, stabilizing, and purifying nucleic acids for molecular diagnostic testing. The venture combines BD’s leadership in sample collection and QIAGEN’s leadership in nucleic acid stabilization and purification. We believe that the synergy between BD and QIAGEN will enable PreAnalytiX to develop unique preanalytical solutions that will benefit the entire molecular diagnostics industry. PreAnalytiX launched its first product (RNA stabilization in blood samples) in April 2001. In August 2002, PreAnalytiX announced that they successfully formed agreements with pharmaceutical companies including GlaxoSmithKline for the use of the PreAnalytiX system. In October 2002, the PAXgene Blood DNA System, an integrated and standardized system for collection and stabilization of whole blood specimens and isolation of their genomic DNA, as well as various protocols integrating collection and stabilization and purification products were introduced. In October 2003, PreAnalytiX announced a collaborative effort with Affymetrix, Inc. to improve gene expression results from whole blood RNA samples.

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

Research Market

The worldwide research market for nucleic acid separation and purification products is comprised of an estimated 60,000 academic and industrial research laboratories with more than 250,000 researchers from leading academic institutions, biotechnology companies and pharmaceutical companies. Subsegments of this market include the research markets for DNA sequencing, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 30 percent of all molecular biology research time is spent on such processes. We recognized early on the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 300 nucleic acid separation and purification products to customers. We also offer innovative protein expression and purification products. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to our products. Based on estimates of the number of sample preparations being performed each year, we believe that the current worldwide research market for our nucleic acid purification products exceeds $1 billion. In addition, we believe that an additional $300 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment.

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

Participants in the genomics market include academic research laboratories, numerous major biotechnology and pharmaceutical companies, which have research, and/or gene-based drug development programs, as well as smaller companies with genomics and other DNA sequencing-related businesses. We believe that the functional analysis of genes after their discovery adds a significant, high value market opportunity that is larger than the market for our products in the gene discovery phase.

Nucleic Acid-Based Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant but largely untapped market for nucleic acid separation and purification products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Nucleic acid-based molecular diagnostics have fundamental advantages over traditional immunoassay diagnostics in both specificity and sensitivity. This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in blood banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic ”fingerprinting” of humans, animals and plants.

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

In 2000, we acquired a non-exclusive license from Ambion, Inc. for RNAlater technology, which allows stabilization of RNA in animal cells and tissues for reliable gene-expression and gene-profiling analysis. This technology is used in a product range, the first products of which were launched in 2000. Stabilization of RNA within biological samples is especially important for the molecular diagnostics research market.

In August 1999, we formed PreAnalytiX, a joint venture with Becton, Dickinson and Company to develop, manufacture, and market integrated systems for collecting, stabilizing, and purifying nucleic acids for molecular diagnostic testing. Through this venture, we provide clinical laboratories with the standardized, reliable procedures they need for sample collection, stabilization and preparation.

In August 1999, our QIAamp Viral RNA purification technology received approval from the German regulatory authority Paul Ehrlich Institute for sample preparation in hepatitis C virus (HCV) RNA screening of donated blood. This validation was an important breakthrough for us in routine molecular diagnostic screening.

In June 1999, we announced that we had entered into a supply agreement with Visible Genetics Inc. (VGI). Under the terms of the agreement, we will supply VGI with certain proprietary nucleic acid sample preparation products from our QIAamp product line. VGI intends to market such QIAamp products, in combination with a QIAGEN-developed extension for ultra-low level HIV genotyping, under the name TruPrepTM for use with VGI’s HIV TruGeneTM HIV genotyping product.

In October 1998, we announced that we had entered into a five-year supply agreement with Abbott Laboratories, Inc. which has been extended awaiting completion of certain studies. We supply Abbott with various proprietary nucleic acid sample purification and preparation products, to be marketed by Abbott for use with Abbott’s LCx probe-based diagnostic system. We will retain the rights to market these technologies in all other formats.

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

Genetic Vaccination and Gene Therapy Market

We believe that the potential use of nucleic acids as vaccines or drugs represents the largest untapped market for nucleic acid separation and purification products. Analysis of data from the Human Genome Project should result in the identification of genes and gene mutations that are responsible for many common diseases and conditions, such as cancer, coronary artery disease, asthma, and obesity. Scientists believe that these discoveries may lead to the development of a new generation of drugs, based either on the delivery of non-mutated genes to prevent or cure disease, or on the development of therapeutics which can mimic the biological functions of genes. A further application, which may emerge from ongoing gene research is the development of genetic vaccination. Studies suggest that vaccination against diseases may be more effective using nucleic acid fragments from the disease-causing organisms rather than conventional vaccination approaches using recombinant proteins or the inactivated infectious agent. The commercialization of these drugs and vaccines will depend on the availability of large-scale production of ultrapure nucleic acids. Through our alliance with DSM Biologics and Valentis, we provide contract manufacture of bulk quantity plasmid DNA under full cGMP conditions for use in clinical studies and for commercial production. We believe that the use in clinical testing of nucleic acids purified using our technologies and products will give us a strong position in this market once genetic vaccination and gene therapy products become commercially available.

6.    Revenue Breakdown by Geographical Market

We have production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of our subsidiaries in Canada, France, Australia, Italy and Austria). We produce and distribute biotechnology products and services, primarily for the separation and purification of nucleic acids (DNA/RNA). In addition, we manufacture and market synthetic nucleic acids and sell and/or license technologies to others. The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of our subsidiary as certain subsidiaries have international distribution.

Net Sales	2003	2002	2001
Germany*	$153,143,000	$136,334,000	$121,744,000
United States*	261,366,000	221,762,000	147,609,000
Switzerland*	34,916,000	30,953,000	27,898,000
Japan*	46,839,000	34,937,000	34,417,000
United Kingdom	24,651,000	19,252,000	16,282,000
Other Countries*	48,146,000	29,730,000	17,844,000

Subtotal	569,061,000	472,968,000	365,794,000
Intersegment Elimination+	(217,657,000)	(174,361,000)	(102,024,000)

Total	$351,404,000	$298,607,000	$263,770,000

*	Includes Net Sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

7.    Seasonality

Our business does not experience specific seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

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

9.    Marketing Channels

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Norway and Italy.

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

QIAGEN News.    This quarterly international publication is distributed to over 100,000 existing and potential customers worldwide and includes new product information, product updates, and articles contributed by customers and by our scientists about new applications.

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

QIAGEN Lab Bulletin.    This personalized monthly electronic newsletter was launched in 2001 for customers in North America, and provides helpful hints and information for molecular biology applications. Six different editions are available for different applications—Cell Biology, Gene Expression Analysis, General Molecular Biology, Genotyping, Molecular Diagnostics, and Protein Analysis. Customers choose the editions that interest them, which are then further personalized based on information provided by the customer as to which features within each edition they would like to receive.

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

10.    Patents, Licenses and Proprietary Technologies

We consider the protection of our proprietary technologies and products for the separation and purification of nucleic acids as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 50 issued patents in the United States, 39 issued patents in Germany and 243 issued patents in other major industrialized countries, and have approximately 230 pending patent applications. Worldwide, we own 332 granted patents. Our policy is to file all patents in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

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

In 2002, we acquired GenoVision A.S., a Norwegian company (now QIAGEN A.S.). QIAGEN A.S. is focused on the development of reagents and solutions for certain nucleic acid diagnostic markets, such as the HLA market (transplantation diagnostics), in which it has built a leading position. As an integral part of its HLA product offering, QIAGEN A.S. has developed robust and automated solutions for the purification of certain nucleic acids using proprietary magnetic bead technologies and has launched instruments and consumables designed for low to medium throughput automated nucleic acid purification using magnetic particles. In addition, QIAGEN A.S. has a deep pipeline of additional new product introductions in this area. Magnetic particles solutions such as these have broad applicability, high flexibility and scalability and can provide sufficient purification qualities and sensitivities for many other applications. As is also the case with our other consumables, these magnetic bead technologies can be used on our high throughput BioRobot™ instrumentation systems as well as on systems from other instrument manufacturers. We believe that these nucleic acid purification solutions add an attractive product portfolio to our market and technology leadership in nucleic acid purification.

We entered into an agreement in 2001 with Pall Corporation to jointly develop next generation nucleic acid separation and purification products for certain applications in the life science market. We will exclusively market the jointly developed products. The first suite of products focus on combining certain of Pall’s filtration technologies with certain of QIAGEN’s technologies for applications in medium-, high-, and ultra-high throughput separation and purification of certain types of nucleic acids widely analyzed in genomics applications. In 2002, we introduced, as part of the first suite of products, the MinElute 96 UF PCR Purification Kit for high-throughput purification of PCR products for microarray analysis and sequencing.

In 1999, through the acquisition of Rapigene Inc, we acquired the Masscode™ Cleavable Mass Spectrometry Tag technology. This was the first new DNA tagging technology since the discovery of four-color fluorescence.

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

In 1995, we acquired a license from Hoffmann-La Roche for the use, production and sale of reagents required for PCR in the research market. This license allows us to bundle Hoffmann-La Roche’s sample preparation and DNA clean-up products with PCR reagents and enzymes into complete PCR kits and other innovative PCR systems.

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

Our practice is to require employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with QIAGEN is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and subject to other specific exceptions. In the case of employees, the agreements provide that all inventions conceived by the individual while employed by us will be our exclusive property.

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

We also experience, and expect to continue to experience, competition from other companies providing synthetic DNA and SNP genotyping and sequencing services. International competitors for synthetic DNA include: Invitrogen Corp, Sigma Genosys, Amersham Pharmacia Biotech, MWG-Biotech AG, and PerkinElmer. International competitors for SNP genotyping and sequencing services include: Integrated DNA Technologies, Inc., Invitrogen Corp, Sigma Genosys Inc., Sigma-Aldrich Corporation, MWG-Biotech AG, Sequenom, Inc., Orchid Biosciences, Inc., and Third Wave Technologies, Inc.

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

12.    International Operations

Our business involves operations in several countries. Our principal production and manufacturing facilities for consumable and BioRobot products are located in Germany, Norway and in the U.S. in Maryland, with an additional instrumentation production site in Switzerland. We operate several facilities in the U.S. and also have established sales subsidiaries in Japan, the United Kingdom, France, Switzerland, Australia, Canada, Italy, Norway and Austria. In addition, our products are sold through independent distributors serving more than 30 other countries.

Conducting operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use integrated information and control software from SAP AG as our business information system to integrate our North American and European subsidiaries. In the past year we have increased utilization of our SAP system with the opening of our state-of-the-art production and distribution facility in Germantown, Maryland (QIAGEN Sciences, Inc.) and the integration of Xeragon after our acquisition. We also integrated systems with third party contract manufacturers via SAP and implemented a module to improve field service operations for our Instruments products.

As a result of our international operations, a significant portion of our business is conducted in currencies other than the U.S. dollar. In 2003, approximately 56% of our net sales were denominated in currencies other than the U.S. dollar. In addition, certain expenses associated with our production and manufacturing facilities in Germany, including capital lease obligations and capital investment financing, are denominated in euros. Consequently, our operations are subject to fluctuations in the value of the euro, as well as the other currencies in which we conduct our business, relative to the U.S. dollar. See ”Quantitative and Qualitative Disclosure About Market Risk—Currency Fluctuations”.

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

Property, Plant and Equipment

Our production and manufacturing facilities for consumables products are located in Hilden and Erkrath, Germany. The instrument production facility is located at the QIAGEN Instruments AG facility in Hombrechtikon, Switzerland. During 2003, we made investments in and expanded the Hombrechtikon facility. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. For GMP production, special GMP areas were built in our facilities at Hilden and Erkrath. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, SAP integrates our material operating subsidiaries. Our production management personnel are highly qualified and many have engineering degrees.

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

Our facilities in Hilden, Germany currently occupy approximately 221,000 square feet, some of which is leased pursuant to separate contracts expiring between the years 2004 and 2018, including the lease related to our research and development facility which was completed in the first quarter of 1999. In two separate transactions between July 1997 and February 1998, QIAGEN purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land at a cost of EUR 55.4 (approximately $69.8 million). QIAGEN also leases cGMP production facilities in Germany.

We increased our production capacity with the establishment of a manufacturing and research facility in the United States. In 1999, the North American manufacturing and research and development headquarters, QIAGEN Sciences, Inc. closed the purchase of an 18-acre site for approximately $3.2 million in Germantown,

Maryland. Construction began in March 2000, and in November 2000 QIAGEN Sciences exercised the option to purchase an additional adjacent lot of approximately 6 acres for $1.2 million. The purchase of this additional lot allows for future expansion of up to 400,000 square feet of facility space. Construction was financed primarily by intercompany loans and long-term bank debt. Early in 2002, construction on the manufacturing portion of the facility was completed at a cost of approximately $57.5 million. The 200,000 square foot Maryland facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. The facility construction was completed in the first quarter of 2002 and additional DNA manufacturing space was completed in the second quarter of 2002. Both of these facilities are now in use. Construction of siRNA/RNA research and development lab and production space, as well as additional office space, was completed in the first quarter of 2003 at a cost of approximately $3.9 million. QIAGEN Sciences, Inc. is integrated with our other North American and European subsidiaries through our SAP business information systems and utilizes production-planning, quality management and inventory management modules from SAP in order to increase efficiency.

Our U.S. sales subsidiary located in Valencia, California currently occupies approximately 80,000 square feet. As part of our relocation and restructure, our U.S. sales subsidiary will be moving to a smaller facility in Valencia, California. The new facility, which we expect to fully utilize during the second quarter of 2004, is approximately 30,000 square feet. This lease expires 90 months after occupancy. QIAGEN Operon, Inc., located in Alameda, California, leases approximately 39,000 square feet of office, production and warehouse space. This lease expires in November 2005, with options to extend until November 2010. A further production site in Germany, QIAGEN Operon GmbH, which has an anticipated capacity of 10,000 synthetic oligonucleotides per day, commenced operations in 2001. Our corporate headquarters are located in leased office space in Venlo, The Netherlands. Other subsidiaries throughout the world lease small amounts of space.

We believe that our existing production and distribution facilities can support our planned production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We believe we do not have any material issues relating to these laws and regulations.

Item 5.    Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” above, and “Business Factors” below.

Overview

We produce and distribute biotechnology products, primarily for the separation and purification of nucleic acids (DNA/RNA). We also manufacture and market synthetic nucleic acids as well as related services and products. Additionally, we sell and/or license technologies to others. We believe that we are the world’s leading provider of innovative enabling technologies and products for the separation and purification of nucleic acids based on the nature of our products and technologies and as supported by independent market studies. We operate exclusively in the life sciences industry, and develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of the academic and industrial research markets. Our products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include research, production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of subsidiaries in Canada, France, Australia, Italy and Austria). Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offerings.

Since 1999, we have had compound annual growth of approximately 22% in net sales and 33% in net income. In recent years we have made a number of strategic acquisitions expanding our technology and product offerings. These acquisitions include:

•	In June 2002, we completed the acquisition of GenoVision A.S. located in Oslo, Norway. GenoVision A.S. was formed in 1998 and has two wholly owned subsidiaries and one majority owned subsidiary. We believe that the acquisition has provided us with unique, automated solutions for the purification of nucleic acids based on GenoVision’s proprietary magnetic particle technologies.

•	In April 2002, we completed the acquisition of Xeragon, Inc. of Huntsville, Alabama. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA.

•	In March 2001, we completed the acquisition of the Sawady Group of companies located in Tokyo, Japan in a pooling of interests transaction. We believe that the Sawady Group has built a very strong reputation and position as one of the largest suppliers of synthetic nucleic acids in Japan. We believe that the worldwide market for synthetic nucleic acid products is growing rapidly. Subsequent to the acquisition, Sawady was renamed QIAGEN Sciences, K.K.

In 2002 we completed our North American Headquarters in Germantown, Maryland and also completed production and office facilities in Hilden, Germany. In December 2002, we closed the QIAGEN Genomics facility located in Bothell, Washington and relocated certain activities to our recently opened facilities in Germantown, Maryland and Hilden, Germany. In December 2003, we committed to a relocation and restructure plan to more fully utilize our North American Headquarters in Germantown, Maryland and to discontinue certain products. During 2003, we released over 60 new products.

To date, we have funded our growth through internally generated funds, debt and private and public sales of equity securities.

Business Factors

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new companies; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Annual Report.

Critical Accounting Policies, Judgments and Estimates

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

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), as amended by SAB 101A and 101B and as updated by SAB 104. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable.    Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance beyond historic ranges based on management’s current estimates.

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

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. At December 31, 2003, goodwill and intangible assets totaled $30.1 million and $14.5 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
Germany	$360,000	$4,623,000
United States	3,758,000	3,478,000
Japan	1,340,000	—
Norway	24,659,000	3,927,000
Switzerland	—	1,738,000
The Netherlands	—	755,000

Total	$30,117,000	$14,521,000

In the fourth quarter 2003, we performed our annual impairment assessment of the goodwill (using data as of September 30, 2003) in our U.S., Japan, Norway and German segments in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2003.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL) in the United States and other countries, realization of which is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with the company or its products and thus the estimates also may be subject to significant changes from period to period as we gain experience. At December 31, 2003, we have recorded a deferred tax asset of $3.2 million for the NOL related to the GenoVision companies, which were acquired in June 2002. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. Further, our holding company, located in The Netherlands, has had a history of losses and thus also has a sizeable NOL. Due to the history of losses of the holding company, we have recorded a full valuation allowance against this deferred tax asset. Should the holding company be profitable in the future and lead management to believe that it is more likely than not that we will utilize all or a portion of the NOL, then the estimated realizable value of the deferred tax asset would be recorded and we would provide for taxes at the current tax rate. In the event that actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

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

Authoritative Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 effective July 1, 2003, and the adoption did not have a material impact on its consolidated financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of “underlying” to conform it to the language used in FASB Interpretation No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Since the Company’s put option contracts do not meet the criteria for hedge accounting, the adoption of SFAS No. 149 did not have an impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. This statement is effective for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. The Company had no new interests in variable interest entities in 2003. The statement is effective for the quarter ended March 31, 2004, for all interests in variable entities acquired before February 1, 2003 The Company is in the process of evaluating the impact of this statement on its financial condition and results of operations.

Results of Operations

The following table sets forth certain income and expense items as a percentage of net sales for the periods indicated:

	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	33.8	32.3	30.2
Cost of sales—restructuring	1.0	—	—

Gross profit	65.2	67.7	69.8

Operating expenses:
Research and development	9.1	9.4	10.1
Sales and marketing	23.6	25.1	24.6
General and administrative	12.0	14.1	13.7
Relocation and restructure costs	0.9	3.6	—
Acquisition costs	—	0.6	1.1
In process research and development	—	0.4	—

Income from operations	19.6	14.5	20.3

Other income (expense)	(0.5)	(1.5)	1.1

Income before provision for income taxes and minority interest	19.1	13.0	21.4
Provision for income taxes	6.9	5.2	8.3
Minority interest	—	—	—

Net income	12.2%	7.8%	13.1%

In 2003, excluding the costs related to the relocation and restructure, gross profit would have been 66.2% as a percentage of net sales, operating income would have been 21.5% as a percentage of net sales and net income would have been 13.2% as a percentage of net sales. In 2002, excluding the costs related to the acquisition and closure activities, income from operations would have been 19.0% as a percentage of net sales, and net income would have been 11.2%, as a percentage of net sales. In 2001, without the $3.0 million acquisition charge related to our acquisition of the Sawady Group of companies, income from operations would have been 21.4% and net income would have been 13.7%, as a percentage of net sales. These alternative measurements are not calculated in accordance with generally accepted accounting principles (GAAP) and exclude approximately $3.6 million from cost of sales in 2003 and approximately $3.0 million, $13.6 million and $3.0 million from operating expenses in 2003, 2002 and 2001, respectively, from the same measures calculated in accordance with GAAP. These non-GAAP measures are provided in addition to, and not as a substitute for, or superior to, the measures provided in the table above prepared in accordance with GAAP. Management believes that the presentation of these non-GAAP financial measures, when considered in conjunction with the directly comparable GAAP financial measures in the table above, provides useful information to investors by permitting additional relevant period-to-period comparisons of the historical operations of QIAGEN.

Fiscal Year Ended December 31, 2003 compared to 2002

Net Sales

In 2003, net sales increased 18% to $351.4 million from $298.6 million in 2002. Net sales in the United States decreased to $154.4 million in 2003 from $156.0 million in 2002, and net sales outside the United States increased to $197.0 million in 2003 from $142.6 million in 2002.

Net sales within the United States decreased primarily as a result of the December 2002 closure of the QIAGEN Genomics facility in Seattle. In 2002, QIAGEN Genomics had reported sales of $2.5 million. Following the December 2002 closure, we reduced the resources dedicated to genomics services resulting in lower sales. Net sales at QIAGEN, Inc., located in Valencia, California were overall unchanged, but QIAGEN Inc. continued to experience lower prices on the sale of synthetic DNA products due to greater price competition in the synthetic DNA market. Net sales at GenoVision Inc., which was acquired in the second quarter of 2002 as part of the acquisition of GenoVision A.S. and is located in Philadelphia, were $3.2 million compared to reported sales of $1.8 million in the second half of 2002.

Outside of the United States, the increase in net sales was primarily due to strong growth at QIAGEN GmbH, located in Germany, which reported an increase of 41% ($20.3 million), QIAGEN Inc., located in Canada, which reported an increase of 83% ($6.1 million), and QIAGEN Ltd., located in England, which reported an increase of 28% ($5.4 million). Net sales in Japan, which include the results of QIAGEN K.K. and QIAGEN Sciences, K.K. (formerly Sawady) increased 16% ($5.7 million) in 2003 compared to 2002.

While unit sales of consumable products increased during the year, we expect a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as the market for such products matures. We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2003, we released over 60 new products including the LiquiChip Actovated Beads which enable efficient covalent immobilization of antibodies and other thiol-containing biomolecules in xMap™ protein assays. The BioRobot® EZ1, M48 and M96 workstations deliver automation for low- to medium-throughput applications. The BioRobot EZ1 and EZ1 kits provide easy, automated purification of nucleic acids from 1-6 clinical samples for a wide range of sample types. BioRobot M48 and M96 workstations operate with the MagAttract® kits for fully automated nucleic acid purification from 6-48 or 8-96 clinical samples. Other specialized BioRobot systems were introduced for gene expression analysis, genotyping, and plant sciences. We launched validated, ready-to-use QuantiTect® Gene Expression Assays, for real-time RT-PCR analysis of a constantly expanding range of genes, and QuantiTect Custom Assays, for any target of choice. Our RNeasy® product line now includes new kits for difficult-to-lyse samples. The new RNeasy Micro Kit and QIAamp® DNA Micro Kit enable purification of RNA and DNA from very small samples. The RNeasy MinElute™ Cleanup Kit is designed for RNA cleanup and sample concentration. New products for gene silencing in 2003 include 4-for-Silencing siRNA Duplexes for guaranteed, efficient gene silencing. HPP (high performance purity) Grade siRNA enables highly efficient gene silencing. RNAiFect™ Transfection Reagent and the RNAi Starter Kit facilitate transfection of siRNA into eukaryotic cells. New human and mouse Array-Ready Oligo Sets™ were launched along with a large number of new animal, bacteria, and plant species, including the first Array-Ready Oligo Sets for the grape genome.

Changes in exchange rates continued to affect the growth rate of net sales for the year ended December 31, 2003. A significant portion of our revenues is denominated in European Union euros. Using identical foreign exchange rates for both years, net sales would have increased approximately 12% as compared to the reported increase of 18% for the year ended December 31, 2003. See “Currency Fluctuations.”

Gross Profit

Gross profit was $229.0 million or 65% of net sales in the year ended December 31, 2003 as compared to $202.1 million or 68% of net sales in 2002. The absolute dollar increase is attributable to the increase in net sales partially offset by the currency impact of the stronger euro. Gross profit was negatively impacted by the currency effect of the stronger euro, since a significant portion of our production is based in Germany, while a significant portion of our sales is in the United States. Gross profit was also negatively impacted by a charge of $3.6 million in December 2003, as part of our relocation and restructure plan, related to the write-down of inventory which is part of a product line that we will not sell in the future. Additionally, gross profit was negatively impacted by manufacturing costs incurred at our production facilities in Germantown, Maryland and Hilden, Germany, which began production operations in the second quarter of 2002 and fourth quarter of 2002, respectively. These facilities added additional production capacity, which resulted in increased fixed production costs. These higher fixed costs will continue to be a cost of production in the future.

Research and Development

Research and development expenses increased 13% to $31.8 million (9% of net sales) in 2003 compared with $28.2 million (9% of net sales) in 2002. Using identical foreign exchange rates for both years, research and development expenses decreased approximately 2%. We expanded our German research facility late in 2002, which resulted in increased costs related to research and development in 2003 compared to 2002. Our U.S. facility located in Germantown, Maryland includes limited research and development activities. As we continue to expand our research activities and product development capabilities, additional research and development expense will be incurred related to facility costs and employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

Sales and Marketing

Sales and marketing expenses increased 11% to $83.0 million (24% of net sales) in 2003 from $75.1 million (25% of net sales) in 2002. Using identical exchange rates for both years, sales and marketing expenses increased approximately 3%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional items. We anticipate that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 1% to $42.3 million (12% of net sales) in 2003 from $42.0 million (14% of net sales) in 2002. Using identical foreign exchange rates for both years, general and administrative expenses decreased approximately 7%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure that continues to expand along with our growth, offset by our recent efforts to lower costs. These efforts include the 2002 closure of our Seattle facility and the implementation of a cost reduction program related to our synthetic DNA business.

Relocation and Restructure Costs

In December 2003, we committed to a relocation and restructure plan. The plan includes the relocation of our North American marketing and sales operations from Valencia, California to Germantown, Maryland in order to utilize the capacity of our North American Headquarters. Additionally, we decided to refocus resources dedicated to certain products related to our microarray business and accordingly discontinued certain products. We expensed approximately $3.6 million to cost of sales for the write-down of inventories and approximately $1.5 million to operating expenses related to relocating employees, severance for employees who will not be relocating and the write-off of investments. Additionally, in 2003 approximately $1.6 million of costs were incurred to complete the closure of the QIAGEN Genomics site in Bothell, Washington, mainly lease related costs.

During December 2002, we decided to close the QIAGEN Genomics site in Bothell, Washington and to relocate several of the site’s activities to other locations, mainly to our facilities in Germantown, Maryland and Hilden, Germany. The closure and relocation was completed in the second quarter of 2003 and is expected to contribute to our future profitability as a result of lower operating costs. As a result of the closure and related re-focus of this business, we recorded a charge, in December 2002, of approximately $10.8 million primarily consisting of: severance and other costs of $2.7 million, and non-cash write offs of facilities and equipment and other assets of $4.7 million and of intangible assets, including developed technology and goodwill, of $3.2 million.

Other Income (Expense)

Other expense was $1.6 million in 2003 compared to $4.3 million in 2002. This decrease in expense was mainly due to increased research and development grant income and a net gain on foreign currency transactions in 2003 compared to a net loss in 2002, partially offset by higher interest expense and loss from equity method investees in 2003.

In 2003, research and development grant income from European as well as German state and federal government grants increased to $2.2 million from $801,000 in 2002. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a gain from foreign currency transactions of $1.1 million in 2003 as compared to a loss of $2.2 million in 2002. The gain from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

For the year ended December 31, 2003, interest income increased to $1.3 million from $1.2 million in 2002. Interest income is derived from our investment of funds in investment grade, interest-bearing marketable securities and from cash balances. As of December 31, 2003, we had approximately $6.5 million invested in marketable securities. The weighted average interest rates on the marketable securities portfolio ranged from 1.37 % to 1.46% in 2003, compared to 1.93% to 2.22% in 2002.

Interest expense increased to $4.6 million in 2003 compared to $2.6 million in 2002. Interest costs increased primarily as a result of our additional long-term borrowings related to facility construction.

In 2003, we recorded net losses from an equity method investee of $1.8 million compared to $1.3 million in 2002. The 2003 loss represents our share of losses from our equity investment in PreAnalytiX. The first product of PreAnalytiX, the PAXgene Blood RNA System was launched in April 2001. In August 2002, PreAnalytiX announced that they had been successful in forming agreements with pharmaceutical companies including GlaxoSmithKline for the use of the PreAnalytiX system. In October 2003, PreAnalytiX announced a collaborative effort with Affymetrix, Inc. to improve gene expression results from whole blood RNA samples. We sell certain products directly as joint venture products and certain products are sold via protocols. The joint venture entity itself, PreAnalytiX GmbH, is expected to report net losses for our fiscal year 2004. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments in start-up companies based on our ownership interest in such companies.

Provision for Income Taxes

Our effective tax rate decreased to 36% in 2003 from 41% in 2002. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 8% to approximately 52%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. Further, we received a tax benefit in 2003 related to the closure of QIAGEN Genomics in 2002.

Fiscal Year Ended December 31, 2002 compared to 2001

Net Sales

In 2002, net sales increased 13% to $298.6 million from $263.8 million in 2001. Net sales in the United States increased to $156.0 million in 2002 from $142.4 million in 2001, and net sales outside the United States increased to $142.6 million in 2002 from $121.4 million in 2001.

Net sales within the United States increased primarily due to increased product sales at QIAGEN, Inc., located in Valencia, California. QIAGEN, Inc. reported an increase in net sales of 14% (or $15.4 million) during 2002 over 2001, offset by lower sales at QIAGEN Operon, Inc. located in Alameda. Net sales at QIAGEN Operon decreased 12% (or $3.2 million) in 2002 compared to 2001. The decrease in net sales at Operon was primarily the result of higher sales discounts due to greater price competition in the synthetic DNA market. Further, GenoVision Inc., which was acquired in the second quarter of 2002 and is located in Philadelphia, reported sales of $1.8 million in the second half of 2002.

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

While unit sales of consumable products increased during the year, we expected a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as the market for such products matured. We regularly introduce new products in order to extend the life of ourexisting product lines as well as to address new market opportunities. During 2002, we released over 25 new products including the LiquiChip™ Protein Suspension Array System, providing multiplex, bead-based protein assays. In addition, uncharged NTA Agarose and NTA Superflow were developed for efficient metal binding and purer protein preparations. The SensiChip™ DNA Array System (developed by QIAGEN and Zeptosens AG) provided complete microarray solutions and the QIAGEN® HiLight™ Array Detection System used non-fluorescent Resonance Light Scattering (RLS) Technology for highly sensitive array detection. The BioRobot® MDx was introduced for molecular diagnostics research applications, and the QIAamp® Virus BioRobot MDx Kit and QIAamp DNA Blood BioRobot MDx Kits were specifically designed for use on the new workstation. QIAamp MinElute™ Virus Spin and Vacuum Kits were also developed for efficient purification of viral RNA and DNA from plasma, serum, and cell-free body fluids in low elution volumes for highly concentrated nucleic acids. RNAlater™ TissueProtect Tubes were launched for stabilization and protection of RNA in tissues. Among our new products for PCR were the QIAGEN Multiplex PCR Kit, developed for fast and efficient multiplex PCR and the QIAGEN A-Addition Kit for efficient modification of blunt-ended PCR products. The following new Array-Ready Oligo Sets™ were also launched: the C. elegans Genome Oligo Set Version 1.0, the Arabidopsis Genome Oligo Set Version 1.0, and the Human Signal Transduction Subset. In addition, the Cancer siRNA Oligo Set was launched for gene silencing applications, which was the first set of disease-specific siRNAs for the life sciences market.

Changes in exchange rates continued to affect the growth rate of net sales for the year ended December 31, 2002. A significant portion of our revenues were denominated in European Union euros. Using identical foreign exchange rates for both years, net sales would have increased approximately 12% as compared to the reported increase of 13% for the year ended December 31, 2002. See “Currency Fluctuations.”

Gross Profit

Gross profit was $202.1 million or 68% of net sales in the year ended December 31, 2002 as compared to $184.1 million or 70% of net sales in 2001. The absolute dollar increase was attributable to the increase in net sales. Our separation and purification consumable products carry a higher gross profit than many of our other products, such as instrumentation and synthetic nucleic acid products. Therefore, increased revenues from instrumentation and synthetic nucleic acid products as a percentage of net sales, coupled with lower prices achieved on synthetic nucleic acids, contributed to decreased gross profit margin in 2002. Additionally, gross profit was partially impacted by manufacturing overhead incurred at our new Germantown, Maryland manufacturing facility, which could not be fully offset by revenues due to lower than expected sales levels. We continued to develop additional instrumentation products to meet the needs of the molecular diagnostic and genomics markets and anticipated future increases in sales of instrumentation products. New instrumentation products introduced in 2002 included the BioRobot MDx, the LiquiChip Workstation and the SensiChip Array Detection System, and accessories such as the BioRobot RapidPlate and the BioRobot Twister Robotic Arm Systems. In the synthetic DNA market there was greater price competition, resulting in greater discounts, and as a result the gross margins on these products were lower in 2002 than compared to 2001.

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

Sales and Marketing

Sales and marketing expenses increased 16% to $75.1 million (25% of net sales) in 2002 from $64.8 million (25% of net sales) in 2001. Increased sales and marketing costs were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional items. Additionally, we began amortizing the costs of a Customer Relationship Management system (CRM) which was launched during the first quarter of 2002. Sales and marketing expenses attributed to QIAGEN Sciences, Inc., which commenced operations in 2002, totaled $2.5 million in 2002. We anticipate that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 17% to $42.0 million (14% of net sales) in 2002 from $36.0 million (14% of net sales) in 2001. This absolute dollar increase primarily represented the increased costs required to support our administrative infrastructure that continued to expand along with our growth. General and administrative expenses attributed to QIAGEN Sciences, Inc., which commenced operations in 2002, totaled $5.0 million in 2002 compared to $2.4 million in 2001. General and administrative costs were also higher at QIAGEN Instruments ($3.0 million in 2002 compared to $2.1 million in 2001) primarily as a result of higher operating costs related to a recently expanded facility. The GenoVision companies and Xeragon, which were acquired in the second quarter of 2002, reported general and administrative expenses of $656,000 and $555,000, respectively, in the second half of 2002.

Acquisition and Related Costs

On June 14, 2002, QIAGEN completed the acquisition of GenoVision A.S. located in Oslo, Norway. In connection with this merger, we recorded acquisition costs of approximately $2.8 million, which included $1.2 million of in-process research and development and $1.6 million for equipment impairment.

On March 31, 2001, QIAGEN acquired the Sawady Group of companies located in Tokyo, Japan. Acquisition and related charges totaled approximately $3.0 million, which included approximately $1.0 million of direct transaction costs (primarily legal and other professional fees) and approximately $2.0 million primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

Relocation and Restructure Costs

During December 2002, we decided to close the QIAGEN Genomics site in Bothell, Washington and to relocate several of the site’s activities to other locations, mainly to our recently opened facilities in Germantown,

Maryland and Hilden, Germany. The closure and relocation was completed in the second quarter of 2003 and is expected to contribute to our future profitability as a result of lower operating costs. While QIAGEN closed its Bothell facility, the Masscode™ intellectual property will continue to serve as an important technology base for tagging nucleic acids and proteins. QIAGEN also shifted its focus from selling the benefits of this technology as a service to supporting its technology access partners in the United States and Japan with the products and accessories necessary to ensure ongoing functionality of their SNP genotyping systems. As a result of the closure and related re-focus of this business, we recorded a one-time charge of approximately $10.8 million consisting of: severance and other costs of $2.7 million, and non-cash write offs of facilities and equipment and other assets of $4.7 million and of intangible assets, including developed technology and goodwill, of $3.2 million.

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

We recorded a loss from foreign currency transactions of $2.2 million in 2002 as compared to a gain of $31,000 in 2001. The loss from foreign currency transactions reflected net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, and the Japanese yen. The increase in 2002 over 2001 was primarily from a loss in the second quarter of 2002 due to unsettled intercompany balances with QIAGEN Sciences, which began operations during the second quarter. See “Currency Fluctuations” under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

For the year ended December 31, 2002, interest income decreased to $1.2 million from $1.8 million in 2001. Interest income was derived mainly from our investment of funds in investment grade, interest-bearing marketable securities. As of December 31, 2002, we had approximately $11.5 million invested in such securities. The weighted average interest rates on the marketable securities portfolio ranged from 1.93% to 2.22% in 2002, compared to 4.48% to 5.75% in 2001.

In 2002, research and development grant income from European as well as German state and federal government grants decreased to $801,000 from $1.5 million in 2001. We conducted significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We had miscellaneous expense of $247,000 in 2002 compared to miscellaneous income of $1.9 million in 2001. The higher income of 2001 was primarily due to the approximate $1.4 million gain on the sale of a financial asset in the second quarter of 2001.

In 2002, we recorded net losses from an equity method investee of $1.3 million compared to $1.4 million in 2001. The 2002 loss represented our share of losses from our equity investment in PreAnalytiX. The first product of PreAnalytiX, the PAXgene Blood RNA System was launched in April 2001. In August 2002, PreAnalytiX announced that they had been successful in forming agreements with pharmaceutical companies including GlaxoSmithKline for the use of the PreAnalytiX system. The joint venture entity itself, PreAnalytiX GmbH, was expected to report net losses for our fiscal year 2003. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments in start-up companies based on our ownership interest in such companies.

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

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. As of December 31, 2003 and December 31, 2002, we had cash and cash equivalents of $99.0 million and $44.9 million, respectively, and investments in current marketable securities of $6.5 million and $11.5 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. At December 31, 2003, cash and cash equivalents had increased by $54.1 million over December 31, 2002 primarily due to cash provided by operating activities of $64.1 million, offset by cash used in investing activities of $14.1 million and cash used in financing activities of $1.9 million. Marketable securities consist of investments in high-grade corporate securities. At December 31, 2003, current marketable securities had decreased to $6.5 million from $11.5 million due to the sale of certain securities, mostly in the fourth quarter of 2003. As of December 31, 2003 and December 31, 2002, we had working capital of $163.6 million and $111.6 million, respectively.

For the years ended December 31, 2003 and 2002, we generated net cash from operating activities of $64.1 million and $36.7 million, respectively. Cash provided by operating activities increased in the year ended December 31, 2003 compared to 2002 primarily due to higher net income and a lower increase in inventories offset by an increase in other assets related to new genome array sets manufactured at QIAGEN Sciences, Inc. and decreases in accounts payable and taxes payable. Inventories increased to $65.2 million at December 31, 2003 from $56.1 million at December 31, 2002, primarily due to exchange rate fluctuations of $7.0 million. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Approximately $14.1 million of cash was used in investing activities during 2003, compared to $64.8 million in 2002. Investing activities during the year ended December 31, 2002 consisted principally of the purchases of property and equipment in connection with the expansion of our production operations in the U.S. and Germany, and cash paid for acquisitions. The capital investment programs were completed at the end of 2002, and as a result, we believe that cash flow required for capital investing will continue to decrease.

Financing activities used $1.9 million in cash during 2003, compared to providing $6.1 million in 2002. Cash used during the year was primarily the result of the repayment of short and long-term debt partially offset by borrowings.

We have credit lines totaling $11.2 million at variable interest rates none of which was utilized as of December 31, 2003. Additionally, we have capital lease obligations in the amount of $15.0 million. We also carry $108.4 million of long-term debt that consists of three notes payable. Two of the notes are at variable rates with $6.3 million due in May 2004 and the remainder of approximately $93.2 million due in July 2005. The third note is at a fixed rate of 3.75% due in semi-annual payments of EUR 639,000 through March 2009.

Future contractual cash obligations resulting from long-term debt, capital leases and operating leases, commercial commitments (including lines of credit and purchase commitments) and other commitments are as follows:

Contractual obligations (in thousands)	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$108,353	$7,909	$94,809	$1,610	$1,610	$1,610	$805
Capital lease obligations	22,345	1,985	1,830	1,562	1,415	1,415	14,138
Operating leases	16,977	5,930	3,320	1,342	1,036	839	4,510
Lines of credit	—	—	—	—	—	—	—
Purchase obligations	15,717	13,943	974	400	400	—	—

Total contractual cash obligations	$163,392	$29,767	$100,933	$4,914	$4,461	$3,864	$19,453

We believe that funds from operations, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are primarily the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation”. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain or loss on foreign currency transactions was a gain of $1.1 million in 2003, a loss of $2.2 million in 2002, and a gain of $31,000 in 2001 and is included in other income.

Item 6.    Directors, Senior Management and Employees

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. Effective January 1, 2004, we implemented a new management structure designed to provide continued strong leadership of the Company. Dr. Metin Colpan, who had served the Company as Managing Director and Chief Executive Officer transitioned his role to Senior Technology Advisor. He will continue his Board involvement as a Supervisory Director. Mr. Peer Schatz, who has been a Managing Director and Chief Financial Officer for the past 11 years has been appointed Chief Executive Officer and Chairman of the Management Board. Mr. Roland Sackers, Chief Financial Officer has been appointed Deputy Managing Director. Dr. Joachim Schorr, Senior Vice President, Research and Development, and Mr. Bernd Uder, Senior Vice President, Sales and Marketing have both been nominated as members of the Managing Board.

Our Supervisory Directors, Managing Directors and executive officers, and their ages as of February 3, 2004, are as follows:

Managing Director, Deputy Managing Director, and Managing Director Nominees:

Name	Age	Position
Peer M. Schatz	38	Managing Director, Chief Executive Officer
Roland Sackers	35	Deputy Managing Director, Chief Financial Officer
Dr. Joachim Schorr	43	Managing Director Nominee, Senior Vice President, Research and Development
Bernd Uder	46	Managing Director Nominee, Senior Vice President, Sales and Marketing
Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner(1)	62	Chairman of the Supervisory Board, Supervisory Director
Dr. Heinrich Hornef(2)	72	Deputy Chairman of the Supervisory Board, Supervisory Director
Dr. Metin Colpan	49	Supervisory Director
Jochen Walter(2)	56	Supervisory Director
Dr. Franz A. Wirtz(1)	71	Supervisory Director
Erik Hornnaess(2)	66	Supervisory Director
Prof. Dr. Manfred Karobath	63	Supervisory Director

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.

We also formed a new Executive Committee, effective January 1, 2004, comprised of our most senior executives responsible for our core functions on a global basis. The Executive Committee is led by Mr. Schatz, and is the management group that establishes our strategic and operational direction. The Managing Board represents the Executive Committee in the Supervisory Board Meetings.

The following is a brief summary of the background of each of the Supervisory Directors, Managing Director, Deputy Managing Director, Managing Director Nominees and the Honorary Chairman. Supervisory Directors and Managing Directors are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Peer M. Schatz joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman, Audit Committee Chairman and Compensation Committee member to Evotec OAI AG and as director to Mulligan BioCapital AG and is a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange.

Roland Sackers joined the Company in 1999 and has been Chief Financial Officer and Deputy Managing Director since January 1, 2004. Between 1999 and 2003 he was Vice President Finance of the Company. Between 1995 and 1999 Mr. Sackers acted as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Mr. Sackers has been a member of the Supervisory Board of IBS AG since 2002 and a member of the Audit Committee of IBS AG since 2003.

Dr. Joachim Schorr joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He has also been nominated as a Managing Director. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999 Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology, which he received at the University of Cologne. Dr. Schorr is a co-founder and a Board Member of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences.

Bernd Uder joined QIAGEN in 2001 as Vice President Sales & Marketing and has been Senior Vice President Sales & Marketing since January 1, 2004. He has also been nominated as a Managing Director. Between 1987 and 2001, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today Mr. Uder is managing QIAGEN’s world wide sales and marketing and commercial operations.

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is also either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath; AC Immune S.A., Lausanne and Neuraxo GmbH, Düsseldorf.

Dr. Heinrich Hornef has been on the Company’s Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He is a member of the supervisory board of the pharmaceutical company Merck KGaA as well as a member of the partners’ counsel of E. Merck, both in Darmstadt, Germany. He also serves as a deputy chairman on the board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany and as chairman of the advisory board of m-phasys GmbH, Tuebingen. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

Dr. Metin Colpan is a co-founder of the Company and had been Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GPC Biotech AG, Ingenium Pharmaceuticals AG, each in Munich, Germany and Omnitron AG, in Darmstadt, Germany.

Jochen Walter joined the Supervisory Board of QIAGEN in 1988 and has served on the Audit Committee since 1996. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Düsseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves in the capacities of supervisory board member of RBB Management AG and managing director of UCV Unternehmensberatung- und Beteiligungsgesellschaft mbH, Meerbusch, Germany. He has also served in the capacities of supervisory board member of Rhein Biotech N.V., TRAPO AG, and NETEC AG; advisory board member of RBB Regionale Beteiligungs-u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and management director and general manager of S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH.

Dr. Franz A. Wirtz has been a member of QIAGEN’s Supervisory Board since 1989. Dr. Wirtz was Managing Director of Grünenthal GmbH, Aachen/Germany, a large, private pharmaceutical company from 1962-1997 and a member of its Advisory Board from 1998-2001. He is Chairman of Paion GmbH, Stolberg and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For 10 years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen whose honorary citizen he became in 2001.

Erik Hornnaess has been a member of the Supervisory Board since 1998 and joined the Audit Committee in 2002. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive Director of AXIS-SHIELDS Group, Scotland, RADIOMETER A/S, Denmark, EPICEPT INC., New Jersey, and MEDISTIM A/S, Norway. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

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

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and consists of three members, Dr. Hornef (Chairman), Mr. Walter, and Mr. Hornnaess, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Audit Committee recommends the selection of independent public accountants to audit the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, along with pre-approving the fees for such services; reviews the performance of the independent public accountants with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent auditors; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent public accountants and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent public accountants our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be filed with the Securities Exchange Commission and the Deutsche Borse. We believe that all members of our Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 as well as by Nasdaq.

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

Employment Contracts

We have entered into the following employment contracts with our Managing Director, our Managing Director nominees and our Deputy managing Director:

•	Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated July 1, 1992 and supplemented by Supplement to Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated June 22, 1999

•	Employment Agreement by and between DIAGEN Institute for Molecular Biological Diagnostics GmbH and Mr. Peer M. Schatz, dated February 24, 1993, as amended

•	Employment Agreement by and between QIAGEN AG and Peer M. Schatz, dated May 29, 1998

•	Employment Agreement by and between QIAGEN GmbH and Roland Sackers, dated September 30, 1999

•	Employment Agreement by and between QIAGEN N.V. and Roland Sackers, dated October 1, 1999

•	Employment Agreement between QIAGEN N.V. and Peer M. Schatz, dated October 5, 2000, as amended

•	Employment Agreement by and between QIAGEN GmbH and Bernd Uder, dated March 1, 2001

We have not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the service of the member. We intend to enter into a consulting agreement with Dr. Colpan pursuant to which Dr. Colpan shall be paid EUR 300,000 per year for 150 days of consulting services. The members of the Supervisory and Managing Boards do hold stock options. The vesting and exercisability of certain of these options will be accelerated in the event of a Change of Control, as discussed under “Stock Option Plan” below.

Compensation of Directors and Officers

The table below states amounts earned on an accrual basis by Managing Directors and Supervisory Directors. In 2003, Management collectively received approximately $1.5 million in fixed compensation and approximately $286,000 in variable compensation. The variable component is based on the Managing Board member’s performance relative to his personal goals and goals set by the Managing Board and/or the Supervisory Board. Additionally, Dr. Schorr receives a variable payment as compensation for product sales based on patent development, as required by German law. Beginning in 2003, stock options granted to the Managing Board require an appreciation of our share price compared to our stock price on the date of grant. We did not pay any agency or advisory service fees to members of the Supervisory Board. Other non-cash remuneration was approximately $21,000 for Dr. Colpan, $7,000 for Mr. Uder and $6,000 for Dr. Schorr. Additionally, Mr. Sackers, Dr. Schorr and Mr. Uder participate in a defined contribution benefit plan and each received matching contributions of approximately $7,000. Dr. Colpan has been granted a flat-rate disability and old-age pension amounting to approximately EUR 3,000 per month. QIAGEN’s contribution to Dr. Colpan’s pension was approximately $22,000. See Note 16 to the Consolidated Financial Statements for information relating to retirement benefits.

The compensation granted to Supervisory Board directors in 2003 consists of a fixed component (which is higher for audit committee members and the Vice Chairman and Chairman) and a variable component, which is based on Stock Options (see below).

The following table sets forth the total compensation of our officers and directors including amounts earned on an accrual basis and options granted in 2003:

Name	Total Cash Remuneration	2003 Option Grants	Expiration Dates	Exercise Prices
Peer M. Schatz	$578,000	1,199,150	4/2013 to 10/2013	$6.018 to $10.430
Roland Sackers	$185,000	116,666	3/2013 to 12/2013	$5.810 to $11.960
Dr. Joachim Schorr	$270,000	156,666	5/2013 to 12/2013	$9.400 to $11.960
Bernd Uder	$250,000	46,666	5/2013 to 12/2013	$9.400 to $11.960
Prof. Dr. Detlev H. Riesner	$20,000	20,000	4/2013	$6.018
Dr. Heinrich Hornef	$17,500	20,000	4/2013	$6.018
Dr. Metin Colpan	$472,000	300,000	4/2013	$6.018
Jochen Walter	$12,500	20,000	4/2013	$6.018
Dr. Franz A. Wirtz	$10,000	20,000	4/2013	$6.018
Erik Hornnaess	$12,500	20,000	4/2013	$6.018
Prof. Dr. Manfred Karobath	$10,000	20,000	4/2013	$6.018

The following table sets forth the vested and unvested options of our officers and directors as of February 3, 2004:

Name	Total Vested Options	Total Unvested Options (1)	Expiration Dates	Exercise Prices
Peer M. Schatz	521,715	1,610,435	5/2006 to 10/2013	$1.188 to $20.563
Roland Sackers	113,998	198,668	9/2009 to 12/2013	$4.590 to $20.563
Dr. Joachim Schorr	35,591	182,850	5/2009 to 12/2013	$5.190 to $17.90
Bernd Uder	29,832	86,334	3/2011 to 12/2013	$4.590 to $20.563
Prof. Dr. Detlev H. Riesner	76,666	37,334	5/2006 to 4/2013	$1.188 to $20.563
Dr. Heinrich Hornef	19,999	36,001	1/2010 to 4/2013	$6.018 to $20.563
Dr. Metin Colpan	786,099	544,051	5/2006 to 4/2013	$1.188 to $20.563
Jochen Walter	25,333	36,001	1/2009 to 4/2013	$6.018 to $20.563
Dr. Franz A. Wirtz	57,999	36,001	2/2007 to 4/2013	$3.219 to $20.563
Erik Hornnaess	51,999	36,001	1/2008 to 4/2013	$5.625 to $20.563
Prof. Dr. Manfred Karobath	19,999	36,001	1/2010 to 4/2013	$6.018 to $20.563

(1)	Includes 2003 option grants.

Employees

As of December 31, 2003, we employed 1,553 individuals, 17% of whom worked in research and development, 31% in sales, 30% in production/logistics, 7% in marketing and 15% in administration.

Country	Research and Development	Sales	Production/ Logistics	Marketing	Administration	TOTAL
United States	25	188	135	45	75	468
Germany	209	134	262	40	108	753
Switzerland	24	19	44	4	13	104
Canada	0	15	0	0	2	17
United Kingdom	0	36	0	4	6	46
France	0	27	0	2	5	34
Australia	0	16	0	0	4	20
Italy	0	8	0	1	3	12
Japan	0	36	29	6	8	79
Norway	11	2	0	2	1	16
The Netherlands	0	0	0	0	4	4
12/31/2003	269	481	470	104	229	1,553

At December 31, 2002 and 2001, we employed 1,651 and 1,557 individuals, respectively. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

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

Share Ownership

The following table sets forth certain information as of February 3, 2004 concerning the ownership of Common Shares by each current member of, or nominee to, the Managing Board or Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,502,064	(3)	1.03%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	2,727,436	(7)	1.86
Dr. Heinrich Hornef, Germany	1,600	(8)	*
Dr. Metin Colpan, Germany	6,454,025	(9)	4.41
Jochen Walter, Germany	40,000	(10)	*
Dr. Franz A. Wirtz, Germany	1,100,000	(11)	*
Erik Hornnaess, Spain	10,000	(12)	*
Professor Dr. Manfred Karobath, UK	0	(13)	*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of February 3, 2004.
(1)	The number of Common Shares issued and outstanding as of February 3, 2004 was 146,271,829. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.
(2)	Does not include shares of Common Stock subject to options held by such persons at February 3, 2004 and exercisable within 60-days thereafter. See footnotes below for such information on options exercisable at February 3, 2004 and within 60-days thereafter.

(3)	Does not include 748,382 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.5563 per share. Options expire in increments during the period between May 2006 and October 2013.
(4)	Does not include 137,332 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $4.590 to $20.563 per share. Options expire in increments during the period between September 2009 and December 2013.
(5)	Does not include 35,591 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.190 to $17.900 per share. Options expire in increments during the period between May 2009 and December 2013.
(6)	Does not include 33,166 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $4.590 to $20.563 per share. Options expire in increments during the period between March 2011 and December 2013.
(7)	Does not include 93,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and April 2013. Prof. Riesner also has the option to purchase 272,302 common shares through Credit Suisse First Boston. Includes 2,480,836 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 35,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $6.018 to $20.553 per share. Options expire in increments during the period between January 2010 and April 2013.
(9)	Does not include 1,012,766 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and April 2013. Includes 5,200,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 812,397 common shares through Credit Suisse First Boston.
(10)	Does not include 41,333 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2009 and April 2013.
(11)	Does not include 73,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $3.219 to $20.563 per share. Options expire in increments during the period between February 2007 and April 2013.
(12)	Does not include 67,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.625 to $20.563 per share. Options expire in increments during the period between January 2008 and April 2013.
(13)	Does not include 35,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2013.

Stock Option Plan

In April 1996, the Supervisory Board adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan), which was approved by our shareholders on June 3, 1996. Pursuant to the Option Plan, options to purchase our Common Shares may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 23,968,000 Common Shares have been reserved for issuance pursuant to the Option Plan, subject to certain antidilution adjustments. Options granted pursuant to the Option Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Option Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Option Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain options will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

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

The following table sets forth the total amount of options to purchase Common Shares outstanding under the Option Plan, the expiration dates of such options, and the prices (in U.S. dollars) at which such options may be exercised, as of February 3, 2004. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value.

	Outstanding Options	Expiration Dates	Exercise Price of Shares
1996 Option Plan	13,936,931	5/2006 to 1/ 2014	$1.060 to $49.75

Beginning in 2003, options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The outstanding options become exercisable in cumulative annual installments of 33 1/3 percent each, beginning on the first anniversary date of the grant. In connection with the acquisition of Operon Technologies, Inc., the Company exchanged 273,134 QIAGEN options for all of the outstanding options of Operon. These exchanged options vest over 4 years. As of February 3, 2004, options to purchase 4,579,000 Common Shares were held by the officers and directors of QIAGEN, as a group.

Exemptions from Certain Nasdaq Corporate Governance Rules

Exemptions from the Nasdaq corporate governance standards are available to foreign private issuers such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, Nasdaq granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•	QIAGEN is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of shareholders.

•	QIAGEN is exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. However, the laws of The Netherlands do not provide for a “record date” to be fixed in advance of a meeting of shareholders. As a result, the holder of the shares on the day of the meeting may vote the shares at the meeting. QIAGEN’s transfer agent has implemented procedures to check votes by proxy for validity on the day of the meeting.

•

QIAGEN is exempt from Nasdaq’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from Nasdaq’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require stockholder approval prior to the establishment of a stock option plan. The Articles of Association also permit shareholders to grant the Supervisory Board general authority to issue shares without further shareholder approval. QIAGEN’s stockholders have granted the Supervisory Board general authority to issue up to a maximum of the authorized capital of the Company without further shareholder approval. QIAGEN plans to seek shareholder approval of stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Item 7.    Major Shareholders and Related Party Transactions

The following table sets forth certain information as of February 3, 2004, concerning the ownership of Common Shares of each holder of greater than five percent ownership.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership
FMR Corp. United States	8,003,182	(2)	5.47%

(1)	The number of Common Shares issued and outstanding as of February 3, 2004 was 146,271,829
(2)	Of the 8,003,182 shares attributed to FMR Corp., it has sole voting power over 2,492,482 shares and sole dispositive power of all 8,003,182 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III and Abigail P. Johnson by virtue of their positions, Chairman and Director, respectively, and ownership interests in FMR Corp. This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III, Abigail P. Johnson and Fidelity Management and Research Company with the Securities and Exchange Commission on February 17, 2004, which reported ownership as of December 31, 2003.

Control of Registrant

To our knowledge, we are not owned or controlled by another corporation or by any foreign government. There are no persons known to us to be the beneficial owners of more than ten percent of the Common Shares as of February 3, 2004. As of February 3, 2004, the officers and directors of QIAGEN as a group beneficially owned approximately 11,835,000 Common Shares or 8.09% of the then outstanding Common Shares.

Related Party Transactions

During 2003, 2002 and 2001, we had transactions with certain companies in which we also have an ownership interest, all of which are individually and in the aggregare immaterial except for certain transactions with our joint venture, PreAnalytiX. The transactions are summarized as follows:

	As of or for the year ended December 31,
	2003	2002	2001
Sales	$1,203,000	$1,367,000	$1,554,000
Loan receivable	$4,524,000	$4,048,000	$1,808,000
Accounts receivable	$828,000	$921,000	$444,000
Accounts payable	$287,000	$130,000	$9,000

To date, both QIAGEN and its joint venture partner have each loaned CHF 5.6 million to the PreAnalytiX venture at a 4.0% interest rate. It is anticipated that both joint venture partners will convert the loan balances to additional capital at some future date. In 2000, QIAGEN made a loan in the amount of $102,000 to Joachim Schorr. This loan bears interest at a rate of 6% per annum. The largest amount outstanding since January 1, 2003 was $99,000 and the outstanding balance as of February 3, 2004 was $91,000. The outstanding balance as of March 26, 2004 was $10,000.

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

	High ($)	Low ($)
Annual
1999	20.875	8.188
2000	57.375	18.813
2001	35.375	12.380
2002	20.810	4.510
2003	12.850	5.200

	High ($)	Low ($)
Quarterly 2002:
First Quarter	20.810	14.000
Second Quarter	15.870	11.060
Third Quarter	10.560	4.590
Fourth Quarter	7.210	4.510

	High ($)	Low ($)
Quarterly 2003:
First Quarter	6.200	5.340
Second Quarter	10.090	5.200
Third Quarter	12.850	8.480
Fourth Quarter	12.250	10.330

2004:
First Quarter (through March 18, 2004)	15.610	12.270

	High ($)	Low ($)
Monthly:
September 2003	12.850	10.610
October 2003	11.890	10.430
November 2003	11.250	10.330
December 2003	12.250	11.000
January 2004	13.900	12.270
February 2004	15.610	13.310

Since September 25, 1997, our common shares were traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our common shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment is expected to be discontinued in 2004. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our common shares on the Neuer Markt or the Prime Standard, as applicable. Share prices prior to July 13, 2000 have been restated to reflect the stock splits.

	High (EUR)	Low (EUR)
Annual
1999	20.750	7.125
2000	60.400	17.650
2001	38.250	13.600
2002	23.450	4.460
2003	12.230	4.930

	High (EUR)	Low (EUR)
Quarterly 2002:
First Quarter	23.450	16.750
Second Quarter	17.260	11.400
Third Quarter	11.100	4.670
Fourth Quarter	7.480	4.460

	High (EUR)	Low (EUR)
Quarterly 2003:
First Quarter	5.770	4.930
Second Quarter	8.590	5.200
Third Quarter	12.230	7.430
Fourth Quarter	10.250	8.800

2004:
First Quarter (through March 18, 2004)	12.350	9.540

	High (EUR)	Low (EUR)
Monthly:
September 2003	12.230	9.340
October 2003	10.250	8.800
November 2003	9.710	8.960
December 2003	9.900	8.900
January 2004	11.540	9.540
February 2004	12.350	10.580

Item 10.    Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979”. Set forth is a summary of certain provisions of our Articles of Association, as amended on July 3, 2000 (the “Articles”) and Dutch law, including proposed legislation to amend Dutch Corporate Law (the “Proposed Legislation”), where applicable. Furthermore a Dutch Corporate Governance Code has been issued on December 9, 2003 including principles of good corporate governance and best practice provisions (the “Code”). The Code contains the principles and concrete provisions which the persons involved in a listed company (including management board members and supervisory board members) and stakeholders should observe in relation to one another. A listed company should explain in their annual report whether, and if so why and to what extent, they do not apply the best practice provisions of the Code. The Code will be given a statutory basis by a provision which is included in the Proposed Legislation that a code of conduct can be designated by order in council to which the comply or explain rule will apply. The Code has come into force on January 1, 2004. From the annual report for the 2004 financial year onwards, listed companies will therefore be expected to devote a chapter in the annual report to the broad outline of their corporate governance structure and to compliance with the Code, as well as the non-application of any best practice provisions. The Code has been taken into account in the summary below.

Such summary does not purport to be complete and is qualified in its entirety by reference to the Articles Dutch Law (including the Proposed Legislation) and the Code.

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

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other terms and conditions of employment of the Managing Directors. Under the Proposed Legislation a company should have a policy in the area of remuneration of the Managing Board. Such policy will be adopted by the general meeting. The remuneration policy should at least include periodic payments, rewards upon termination of their employment and options to acquire shares and the conditions under which such options can be exercised. The determination of the remuneration should be within the scope of the remuneration policy. Such is also a principle under the Code.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the general meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have a conflict of interest that are material significance to the company and/or to the relevant Managing Director require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval the Supervisory Board.

The Supervisory Board determines the compensation of the members of the Supervisory Board upon the recommendation of the compensation committee. However, under the Code the general meeting shall determine the remuneration of Supervisory Directors. This is also incorporated in the Proposed Legislation. The remuneration of a Supervisory Director should not be dependent on the results of the company. Any shares held by a Supervisory Director in the company on whose board he sits should be long term investments.

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

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. One or more shareholders representing at least 10% of the issued share capital may request the Managing Board or Supervisory Board in writing, at least sixty days but not more than ninety days before the anniversary of the date on which the prior year’s meeting was convened, to include certain subjects in the agenda. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda. According to the Proposed Legislation holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or represents a value of at least EUR 50,000,000 may request the company not later than on the sixtieth day prior to the day of the general meeting to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company.

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

According to the Proposed Legislation certain resolutions of the Managing Board regarding a significant change in the identity or nature of the company are subject to the approval of the general meeting. The following resolutions of the Managing Board acquire the approval of the general meeting in any event:

(i)	The transfer of the enterprise or practically the entire enterprise to a third party;

(ii)	To conclude or cancel any long lasting cooperation by the company or an affiliate (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company;

(iii)	To acquire or dispose of a participation interest in the capital of a company with a value of at least one/third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or an affiliate (dochtermaatschappij).

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

Under the 1996 Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest or a potential interest (which includes convertible bonds) in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, including the Prime Standard trading segment of the Frankfurt Stock Exchange, must immediately give written notice to the company and the Netherlands Authority for the Financial Markets (“AFM”) if, as a result of such acquisition or disposal, the percentage of our capital or voting rights held by such person falls within another percentage range as compared to the percentage range applicable to the rights held by such person previously. The percentage ranges referred to in the Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and over 66 2/3%.

On July 3, 2003, a draft bill to amend the 1996 Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced: 0% to less than 5%, 5% to less than 10%, 10% to less than 15%, 15% to less than 20%, 20% to less than 25%, and 25% or more. Under the proposed bill, above 25%, all direct or indirect transactions in our capital or voting rights must be reported.

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

In addition, pursuant to the 1995 Securities Act and a decree based thereon, a holder that directly or indirectly has a capital interest of more than 25% in QIAGEN must by means of a standard form within ten days after the end of the month in which the transaction took place notify the AFM of any and all transactions (including, without limitation, an acquisition or disposal of ordinary shares) that it carries out or causes to be carried out in our issued securities (including convertible bonds). If that shareholder is a legal entity and not an individual, the obligation is extended to its managing directors and members of its supervisory board. The notification obligation also rests on the spouses of the 25% shareholders, relations by blood or affinity to the first degree and other persons who share a household with these persons, and relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5% of our shares or will obtain this percentage through the transaction. The AFM keeps a public register of all notifications made pursuant to the 1996 Disclosure Act and the 1995 Securities Act and publishes any notification it receives.

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

A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and all EU Member States. Under most of those conventions, Netherlands dividend withholding tax is reduced to 15% or a lower rate.

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

Dividend Stripping.    On July 9, 2002, the Netherlands Senate approved a bill containing measures against what is known as “dividend stripping “. According to this bill, as of April 27,2001, a refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. The term “beneficial owner” is not defined, but has been interpreted in Netherlands jurisprudence. The bill includes a non-exhaustive description of various situations in which the recipient of the dividend distribution is not deemed to be the beneficial owner. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions.

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

(b) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang”, as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”; and

(c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest (“aanmerkelijk belang”) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the nominal paid-in capital of, or any class of our shares, does not have the right to acquire 5% or more of the nominal paid-in capital of, or any class of our shares (including a call option) and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.

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

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. During the years 2004-2008 such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent. If the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a foreign personal holding company, a foreign investment company, or a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation.

Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 15% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, paid within the United States or through certain U.S.-related financial intermediaries on our Common Shares will be subject to information reporting requirements and backup withholding tax at the rate of 28% for a non-corporate United States person and, who also:

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

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. For the year ended December 31, 2003, the weighted average interest rate on our marketable securities portfolio was from 1.37% to 1.46%.

Borrowings against lines of credit are at variable interest rates. At December 31, 2002, we had $935,000 of outstanding lines of credit with an average interest rate of 5.5% at December 31, 2002. We had no outstanding lines of credit at December 31, 2003. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted our financial statements.

In May 2001, we obtained two new loan facilities one for EUR 50.0 million (approximately $63.0 million at December 31, 2003) and the other for $43.5 million with variable interest rates based on EURIBOR (2.10% at December 31, 2003) plus 1.2% and LIBOR (1.12% at December 31, 2003) plus 1.28%, respectively. At December 31, 2003, $99.5 million had been drawn against these facilities. A hypothetical adverse 10 percent movement in market interest rates would decrease 2003 earnings by approximately $313,000, based on the year-end interest rate, a loan balance consistent with that at year-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian krone and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2003 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principle objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes. At December 31, 2003, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2003, the notional amount of foreign currency exchange options was $1.0 million. The functional currency of the foreign currency exchange options was the euro, with a notional weighted average exchange rate of 1.1600.

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

Item 16A.    Audit Committee Financial Expert

The Board has designated Dr. Heinrich Hornef as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act.

Item 16B.    Code of Ethics

QIAGEN has in place a Code of Conduct that applies to all Directors, officers and employees which qualifies as a code of ethics, as required by recently adopted SEC and Nasdaq rule adoptions under the Sarbanes-Oxley Act of 2002. The Code of Conduct applies to QIAGEN’s principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available from the Company upon request.

Item 16C.    Principal Accountant Fees and Services

Audit fees

QIAGEN paid Ernst & Young LLP approximately $550,000 and $500,000 in audit fees for the fiscal years ended December 31, 2003 and 2002, respectively.

Audit fees consist of fees and expenses billed for the annual audit of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-related fees

QIAGEN paid Ernst & Young LLP approximately $200,000 and $100,000 in audit-related fees for the fiscal years ended December 31, 2003 and 2002, respectively.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards; internal control reviews; and statutory audit of subsidiaries’ financial statements.

Tax fees

QIAGEN paid Ernst & Young LLP approximately $300,000 in tax fees for the fiscal years ended December 31, 2003 and 2002, respectively.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees

QIAGEN paid Ernst & Young LLP approximately $350,000 and $400,000 in all other fees for the fiscal years ended December 31, 2003 and 2002, respectively.

All other fees include fees and expenses billed for services such as information technology projects and cost segregation studies as allowed by the Sarbanes Oxley Act of 2002.

Pre-approval policies

All audit related services, tax services and other services rendered by Ernst & Young LLP were pre-approved by the Audit Committee. The Audit Committee has adopted a pre-approval policy that provides for the pre-approval of all services performed for us by Ernst & Young LLP.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-28 included herein.

Item 19.    Exhibits

(A)	The following financial statements, together with the reports of Ernst & Young LLP and Arthur Andersen LLP thereon, are filed as part of this annual report:

Report of Independent Auditors

Report of Independent Public Accountants

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(B)	For a list of exhibits filed with this Form 20-F, refer to the exhibit index beginning on page 105.

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of QIAGEN N.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of QIAGEN N.V. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 6, 2002.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Los Angeles, California

February 23, 2004

This is a copy of a previously issued Arthur Andersen LLP report. Arthur Andersen LLP has not reissued the report, nor has Arthur Andersen LLP consented to the inclusion of the report. Only the Consolidated Statement of Income, the Consolidated Statement of Shareholders’ Equity and Comprehensive Income and the Consolidated Statement of Cash Flows as of December 31, 2001 referred to in this report have been included in the accompanying financial statements.

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

ARTHUR ANDERSEN LLP

Los Angeles, California

February 6, 2002

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$98,993,000	$44,893,000
Marketable securities	6,527,000	11,530,000
Notes receivable	5,583,000	4,337,000
Accounts receivable, net of allowance for doubtful accounts of $1,946,000 and $2,440,000 in 2003 and 2002, respectively	60,962,000	51,451,000
Income taxes receivable	3,182,000	1,901,000
Inventories	65,160,000	56,113,000
Deferred income taxes	8,094,000	11,629,000
Prepaid expenses and other	10,360,000	11,188,000

Total current assets	258,861,000	193,042,000

Long-Term Assets:
Property, plant and equipment, net	232,860,000	211,913,000
Long-term marketable securities, approximately $66,000 restricted in 2002	498,000	735,000
Goodwill	30,117,000	25,569,000
Intangible assets, net of accumulated amortization of $6,036,000 and $3,383,000 in 2003 and 2002, respectively	14,521,000	12,750,000
Deferred income taxes	4,604,000	3,026,000
Other assets	10,469,000	7,476,000

Total long-term assets	293,069,000	261,469,000

	$551,930,000	$454,511,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Lines of credit	$—	$935,000
Current portion of long-term debt	7,909,000	1,340,000
Current portion of capital lease obligations	1,320,000	999,000
Accounts payable	19,481,000	23,661,000
Accrued liabilities	31,344,000	28,031,000
Income taxes payable	23,233,000	20,487,000
Deferred income taxes	11,991,000	6,035,000

Total current liabilities	95,278,000	81,488,000

Long-Term Liabilities:
Long-term debt, net of current portion	100,444,000	95,733,000
Capital lease obligations, net of current portion	13,716,000	11,107,000
Other	7,706,000	3,152,000

Total long-term liabilities	121,866,000	109,992,000

Commitments and Contingencies (Note 15)

Shareholders’ Equity:
Common shares, EUR 0.01 par value
Authorized—260,000,000 shares Issued and outstanding—146,217,518 shares in 2003 and 145,533,589 shares in 2002	1,485,000	1,478,000
Additional paid-in capital	140,039,000	134,547,000
Retained earnings	163,270,000	120,420,000
Accumulated other comprehensive income	29,992,000	6,586,000

Total shareholders’ equity	334,786,000	263,031,000

	$551,930,000	$454,511,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2003	2002	2001
Net sales	$351,404,000	$298,607,000	$263,770,000
Cost of sales	118,786,000	96,508,000	79,673,000
Cost of sales—restructuring	3,618,000	—	—

Gross profit	229,000,000	202,099,000	184,097,000

Operating Expenses:
Research and development	31,789,000	28,177,000	26,769,000
Sales and marketing	83,005,000	75,086,000	64,830,000
General and administrative	42,269,000	42,030,000	36,022,000
Acquisition and related costs	—	2,848,000	3,000,000
Relocation and restructuring costs	3,048,000	10,773,000	—

Total operating expenses	160,111,000	158,914,000	130,621,000

Income from operations	68,889,000	43,185,000	53,476,000

Other Income (Expense):
Interest income	1,284,000	1,234,000	1,795,000
Interest expense	(4,647,000)	(2,565,000)	(991,000)
Research and development grants	2,221,000	801,000	1,526,000
Gain (loss) on foreign currency transactions, net	1,069,000	(2,208,000)	31,000
Loss from equity method investees	(1,847,000)	(1,340,000)	(1,373,000)
Other miscellaneous (expense) income, net	286,000	(247,000)	1,859,000

Total other income (expense)	(1,634,000)	(4,325,000)	2,847,000

Income before provision for income taxes and minority interest	67,255,000	38,860,000	56,323,000
Provision for income taxes	24,405,000	15,723,000	21,896,000
Minority interest (income) expense	—	(5,000)	8,000

Net income	$42,850,000	$23,142,000	$34,419,000

Basic net income per common share	$0.29	$0.16	$0.24

Diluted net income per common share	$0.29	$0.16	$0.24

Shares used in computing basic net income per common share	145,832,000	144,795,000	142,962,000

Shares used in computing diluted net income per common share	147,173,000	145,787,000	145,055,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE AT DECEMBER 31, 2000	142,548,487	$1,450,000	$103,448,000	$62,859,000	$(401,000)	$167,356,000

Net income	—	—	—	34,419,000	—	34,419,000
Unrealized loss, net on marketable securities	—	—	—	—	(3,606,000)	(3,606,000)
Realized gain, net on marketable securities	—	—	—	—	(1,296,000)	(1,296,000)
Translation adjustment	—	—	—	—	(3,575,000)	(3,575,000)

Comprehensive income	—	—	—	—	—	25,942,000
Exercise of stock options	862,914	8,000	4,081,000	—	—	4,089,000
Common stock issued for intangible asset	52,399	—	746,000	—	—	746,000
Tax benefit in connection with nonqualified stock options	—	—	14,842,000	—	—	14,842,000

BALANCE AT DECEMBER 31, 2001	143,463,800	1,458,000	123,117,000	97,278,000	(8,878,000)	212,975,000

Net income	—	—	—	23,142,000	—	23,142,000
Unrealized loss, net on marketable securities	—	—	—	—	(2,044,000)	(2,044,000)
Realized loss, net on marketable securities	—	—	—	—	38,000	38,000
Translation adjustment	—	—	—	—	17,470,000	17,470,000

Comprehensive income	—	—	—	—	—	38,606,000
Exercise of stock options	538,114	5,000	2,325,000	—	—	2,330,000
Common stock issued in connection with the acquisition of Xeragon, Inc.	561,123	5,000	7,950,000	—	—	7,955,000
Common stock issued in connection with the acquisition of GenoVision, A.S.	930,426	9,000	13,874,000	—	—	13,883,000
Common stock issued for intangible asset	40,126	1,000	249,000	—	—	250,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	(12,968,000)	—	—	(12,968,000)

BALANCE AT DECEMBER 31, 2002	145,533,589	1,478,000	134,547,000	120,420,000	6,586,000	263,031,000

Net income	—	—	—	42,850,000	—	42,850,000
Unrealized gain, net on marketable securities	—	—	—	—	1,239,000	1,239,000
Realized gain, net on marketable securities	—	—	—	—	(201,000)	(201,000)
Translation adjustment	—	—	—	—	22,368,000	22,368,000

Comprehensive income	—	—	—	—	—	66,256,000
Exercise of stock options	375,508	4,000	2,109,000	—	—	2,113,000
Common stock issued in connection with the acquisition of GenoVision, A.S.	308,421	3,000	2,943,000	—	—	2,946,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	440,000	—	—	440,000

BALANCE AT DECEMBER 31, 2003	146,217,518	$1,485,000	$140,039,000	$163,270,000	$29,992,000	$334,786,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2003	2002	2001
Cash Flows From Operating Activities:
Net income	$42,850,000	$23,142,000	$34,419,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,788,000	24,709,000	15,059,000
Noncash restructure costs	4,128,000	7,882,000	—
In-process research and development	—	1,200,000	—
Tax effect from non-qualified stock options, net	440,000	(12,968,000)	14,842,000
Provision for losses on accounts receivable	1,749,000	631,000	1,363,000
Deferred income taxes	12,183,000	5,027,000	(1,789,000)
(Gain) loss on disposition of property and equipment	417,000	2,000	(39,000)
(Gain) loss on sale of marketable securities	(201,000)	38,000	(1,296,000)
Loss on equity method investee	1,847,000	1,340,000	1,373,000
Minority interest	—	(5,000)	8,000
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	(783,000)	(83,000)	(959,000)
Accounts receivable	(5,738,000)	(6,909,000)	(7,888,000)
Income taxes receivable	8,117,000	543,000	(674,000)
Inventories	(6,396,000)	(18,183,000)	(3,926,000)
Prepaid expenses and other	1,745,000	(601,000)	(4,660,000)
Other assets	(4,102,000)	(1,563,000)	(228,000)
Increase (decrease) in:
Accounts payable	(6,610,000)	(424,000)	2,349,000
Accrued liabilities	(885,000)	3,155,000	4,913,000
Income taxes payable	(11,035,000)	9,778,000	6,995,000
Other	546,000	(25,000)	(1,775,000)

Net cash provided by operating activities	64,060,000	36,686,000	58,087,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(19,558,000)	(59,136,000)	(102,067,000)
Proceeds from sale of equipment	1,795,000	1,440,000	274,000
Purchases of intangible assets	(2,777,000)	(2,130,000)	(1,159,000)
Purchases of investments	—	(189,000)	(1,515,000)
Sales of investments	—	—	85,000
Purchases of marketable securities	(6,000)	—	(1,565,000)
Sales of marketable securities	6,489,000	10,958,000	16,310,000
Loan to related party	—	(1,675,000)	(1,778,000)
Collection of related party note receivable	—	—	617,000
Cash paid for acquisitions, net of cash acquired	—	(14,060,000)	—

Net cash used in investing activities	(14,057,000)	(64,792,000)	(90,798,000)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
	2003	2002	2001
Cash Flows From Financing Activities:
Proceeds from lines of credit	—	—	23,543,000
Repayment of lines of credit	(972,000)	(5,757,000)	(18,375,000)
Proceeds from short-term debt	3,221,000	—	—
Repayment of short-term debt	(3,409,000)	(295,000)	(5,763,000)
Principal payments on capital leases	(1,249,000)	(1,366,000)	(1,085,000)
Proceeds from long-term debt	4,705,000	13,140,000	63,885,000
Repayment of long-term debt	(6,293,000)	(1,929,000)	(3,649,000)
Proceeds from loan convertible to grant	—	—	3,600,000
Issuance of common shares	2,113,000	2,330,000	4,089,000

Net cash (used in) provided by financing activities	(1,884,000)	6,123,000	66,245,000

Effect of exchange rate changes on cash and cash equivalents	5,981,000	10,416,000	(1,082,000)
Net increase (decrease) in cash and cash equivalents	54,100,000	(11,567,000)	32,452,000
Cash and cash equivalents, beginning of year	44,893,000	56,460,000	24,008,000

Cash and cash equivalents, end of year	$98,993,000	$44,893,000	$56,460,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$4,670,000	$4,083,000	$1,113,000

Cash paid for taxes	$14,038,000	$13,731,000	$2,086,000

Noncash Investing and Financing Activities:
Common stock issued for intangible asset	$—	$250,000	$746,000

Equipment purchased through capital leases	$1,757,000	$21,000	$502,000

Acquisitions of :
Net assets and liabilities assumed	$—	$5,119,000	$—

Developed technology and know-how	$—	$8,600,000	$—

Goodwill	$2,946,000	$8,164,000	$—

In-process research and development	$—	$1,200,000	$—

Issuance of common stock	$2,946,000	$21,883,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.    Description of Business

QIAGEN N.V. and Subsidiaries (the Company) operates exclusively in the life sciences industry developing, producing and distributing biotechnology products and services, primarily for the separation and purification of nucleic acids (DNA/RNA). In addition, QIAGEN manufactures and markets synthetic nucleic acids and sells and/or licenses technologies to others. The Company’s products are used in biological research by universities and research institutions as well as in genome sequencing, diagnostic and therapeutic industries. The Company’s products are sold throughout the world, primarily in the United States, Europe and Japan. Similar to most companies in this line of business, the Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term, highly liquid and have an original maturity of less than 90 days. The Company maintains its cash accounts in highly qualified institutions.

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All investments are “available for sale” and stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors account receivable balances, and provides for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Write-offs of accounts receivable totaled $1.3 million, $253,000 and $248,000 while provisions for doubtful accounts totaled $1.7 million, $631,000 and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and consist of the following as of December 31, 2003 and 2002:

	2003	2002
Raw materials	$15,501,000	$13,535,000
Work in process	21,179,000	16,310,000
Finished goods	28,480,000	26,268,000

Total inventories	$65,160,000	$56,113,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), as amended by SAB 101A and 101B and as updated by SAB 104. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Revenue from consumable product sales is generally recognized upon shipments, when all of the criteria of SAB 101 are achieved. Revenue from the sale and/or lisensing of technologies is generally recognized upon delivery to the customer when all of the criteria of SAB 101 are achieved. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. Revenue from instrumentation equipment is generally not recognized until title passes to the customer, either upon shipment in the case of sales to distributors or written customer acceptance in the case of sales to end users after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are recognized on a straight-line basis over the contract period. The Company generally recognizes sequencing and other service revenues on a completed contract basis. For the years ended December 31, 2003, 2002 and 2001, revenues from the sale of all services constitute less than 10 percent of total net sales.

Shipping and Handling Income and Costs

The Company accounts for income and costs related to shipping and handling activities in accordance with the Emerging Issues Task Force Issue No. 00-10, “Accounting for Shipping and Handling Revenues and Costs.” Income from shipping and handling is included with revenue from product sales. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2003, 2002 and 2001, shipping and handling costs totaled $10.6 million, $10.8 million and $9.3 million, respectively.

Advertising Costs

The Company accounts for advertising costs according to Statement of Position 93-7, “Reporting on Advertising Costs”, (SOP 93-7). Accordingly, the costs of advertising are expensed as incurred. Sales materials,

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such a brochures and catalogues, are accounted for as prepaid supplies and expensed over the expected period of use. Advertising costs for the years ended December 31, 2003, 2002 and 2001 were $1.4 million, $2.9 million and $2.2 million, respectively.

Warranty

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The subsidiaries’ functional currencies are primarily the local currency of the respective country. Balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in accumulated other comprehensive income in the accompanying consolidated balance sheets.

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

The table below presents the notional amounts and the weighted average exchange rates for foreign currency exchange options as of December 31, 2003 and 2002. The options outstanding at December 31, 2003 expire at various dates through February 2004 and have a fair market value of approximately $77,000. The options outstanding at December 31, 2002 expired at various dates through February 2003 and had a fair market value of approximately $27,000. Gains or losses from changes in the fair market values are included in other miscellaneous income, net.

	2003		2002
Functional Currency:	Notional Amount	Notional Weighted Average Exchange Rate	Notional Amount	Notional Weighted Average Exchange Rate
European Union euro	$1,000,000	1.1600	$5,600,000	1.0600

Stock-Based Compensation

At December 31, 2003, the Company has a stock option plan, which is described more fully in Note 14. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	2003	2002	2001
Net income, as reported	$42,850,000	$23,142,000	$34,419,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(11,740,000)	(5,689,000)	(7,848,000)

Proforma net income	$31,110,000	$17,453,000	$26,571,000

Earnings per share:
Basic-as reported	$0.29	$0.16	$0.24
Basic-proforma	$0.21	$0.12	$0.19
Diluted-as reported	$0.29	$0.16	$0.24
Diluted-proforma	$0.21	$0.12	$0.18

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

Authoritative Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 effective July 1, 2003, and the adoption did not have a material impact on its consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of “underlying” to conform it to the language used in FASB Interpretation No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Since the Company’s put option contracts do not meet the criteria for hedge accounting, the adoption of SFAS No. 149 did not have an impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. This statement is effective for variable interest entities created

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or in which an enterprise obtains an interest after January 31, 2003. The Company had no new interests in variable interest entities in 2003. The statement is effective for the quarter ended March 31, 2004, for all interests in variable entities acquired before February 1, 2003. The Company is in the process of evaluating the impact of this statement on its financial condition and results of operations.

3.    Net Income per Common Share

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
	2003	2002	2001
Weighted average number of common shares used to compute basic net income per common share	145,832,000	144,795,000	142,962,000
Dilutive effect of stock options	1,341,000	992,000	2,093,000

Weighted average number of common shares used to compute diluted net income per common share	147,173,000	145,787,000	145,055,000

For the years ended December 31, 2003, 2002 and 2001, stock options to purchase 7,166,000, 5,730,000 and 1,845,000 shares, respectively, were excluded from the dilutive effect of stock options as such options were antidilutive.

4.    Acquisitions

On June 14, 2002, the Company completed the acquisition of GenoVision A.S. and subsidiaries. GenoVision A.S. was formed in 1998 and is located in Oslo, Norway. Subject to the terms of the acquisition agreement, the Company paid approximately $14.3 million in cash and issued 930,426 shares of common stock (valued at approximately $13.9 million) in exchange for all the capital stock of GenoVision A.S. The Company agreed to pay an earn-out of up to $3.0 million based on GenoVision’s performance in the twelve months following the acquisition. The earn out was paid in August 2003 by issuing 308,421 additional shares of the Company’s common stock (valued at approximately $2.9 million) and paying related expenses of approximately $118,000. These amounts are reflected as an increase to goodwill. In 2002, in connection with this merger, the Company expensed costs of approximately $2.8 million, which include $1.2 million of in-process research and development and $1.6 million for equipment impairment. The acquisition, accounted for as a purchase under SFAS No. 141, included the purchase of all of the stock of GenoVision A.S., which, including acquisition costs, resulted in a total purchase price of $29.5 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value. Independent appraisers utilizing proven valuation procedures and techniques determined the value of the intangible assets acquired. These intangible assets include acquired in-process research and development, developed technology and know-how, and goodwill. As a result of the appraisal, $3.6 million was allocated to developed technology and is being amortized on a straight line basis over ten years, $700,000 was allocated for contractual worldwide rights of sequence specific primers for gene-based tissue typing, and is being amortized on a straight line basis over three and one-half years, and approximately $18.9 million was allocated to goodwill. A charge of $1.2 million for purchased in-process research and development was included in the Company’s 2002 results. This charge represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. The results of GenoVision’s operations prior to the date of acquisition were not significant. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition.

On April 17, 2002, the Company completed the acquisition of Xeragon, Inc. of Huntsville, Alabama, pursuant to an agreement and plan of merger with Xeragon dated as of March 28, 2002. In connection with this acquisition, the Company issued 561,123 common shares valued at $8.0 million, to the shareholders of Xeragon in exchange for all of the outstanding capital stock of Xeragon. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA. The acquisition, accounted for as a purchase under SFAS No. 141, included the purchase of all of the stock of Xeragon, Inc., which, including acquisition costs, resulted in a total purchase price of $8.2 million. A portion of

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value at April 17, 2002. Independent appraisers utilizing proven valuation procedures and techniques determined the value of the intangible assets acquired. These intangible assets include developed technology and goodwill. As a result of the appraisal, $4.0 million was allocated to developed technology and is being amortized on a straight line basis over ten years, $300,000 was allocated to non-compete agreements and is being amortized straight line over three years, and approximately $3.8 million was allocated to goodwill. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition. Since Xeragon, Inc. was established late in 2001, the results of operations prior to the date of acquisition were not significant.

On March 31, 2001, the Company completed the acquisition of the Sawady Group of companies (Sawady) located in Tokyo, Japan. Under the terms of the agreement QIAGEN N.V. issued 854,987 shares of its common stock, valued at the time of the closing at approximately $18.0 million, in exchange for all of the outstanding capital stock of the Sawady Group of companies which was managed and structured as one organization, but was organized as three companies to meet the tax planning and other preferences of its shareholders. In connection with this merger, the Company recorded acquisition and related charges of approximately $3.0 million, which include approximately $1.0 million of direct transaction costs (primarily legal and other professional fees) and approximately $2.0 million of expenses primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices. Sawady has since been renamed QIAGEN Sciences K.K. The merger was accounted for as a pooling of interests and, accordingly, the accompanying financial statements and footnotes have been restated to include the operations of Sawady for 2001. For the year ended December 31, 2001 (January 1, 2001 through March 31, 2001, the date of the merger), the Sawady revenues were approximately $2.8 million. For the year ended December 31, 2001 (January 1, 2001 through March 31, 2001, the date of the merger), the Sawady net income was approximately $144,000.

5.    Relocation and Restructure

In December 2003, the Company committed to a relocation and restructure plan. The plan includes the relocation of the Company’s North American marketing and sales operations from Valencia, California to Germantown, Maryland in order to utilize the capacity of its North American Headquarters. Additionally, in 2003, the Company decided to refocus resources dedicated to certain products related to the microarray business and accordingly discontinued certain products. The Company expensed approximately $3.6 million to cost of sales related to the discontinued products and approximately $1.5 million to operating expenses, of which $1.1 million is included in accrued liabilities at December 31, 2003. Relocation and restructure costs consist of severance, for 12 terminated employees, and relocation costs for 15 employees of $798,000, lease remuneration and other costs of $190,000, inventory write-down of $3.6 million and investment write-off of $511,000. Additional costs in 2004 associated with facility closures and additional relocations are estimated to be approximately $1.5 million. The relocation and restructure is expected to be completed in the third quarter of 2004.

During December 2002, the Company decided to close the QIAGEN Genomic’s site in Bothell, Washington and to relocate several of the site’s activities to other locations, mainly to facilities in Germantown, Maryland and Hilden, Germany. As a result of the closure and related re-focus of this business, the Company expensed approximately $10.8 million, of which $407,000 is included in accrued liabilities at December 31, 2003. Relocation and restructure costs consist of severance, for 59 terminated employees, and other costs of $2.7 million, a non-cash write-off of facilities, equipment and other assets of $4.7 million and a non-cash write-off of intangible assets, including developed technology and goodwill, of $3.2 million. Additional costs in 2003 associated with the closure were approximately $1.6 million, primarily for lease termination. The closure and relocation was completed in the second quarter of 2003.

Changes in the relocation and restructure accrual for 2003 are as follows:

	Accrual Balance 12/31/2002	2003 Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2003
Relocation, severance and employee related	$1,670,000	$480,000	$(1,662,000)	$488,000
Lease and facility	30,000	1,194,000	(526,000)	698,000
Inventory	—	324,000	—	324,000
Other	395,000	166,000	(542,000)	19,000

	$2,095,000	$2,164,000	$(2,730,000)	$1,529,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, and unrealized gains and losses from available-for-sale marketable securities. The Company does not expect any tax impacts from realized gains or losses on marketable securities. The following table is a summary of the components of accumulated other comprehensive income:

	2003	2002
Net unrealized (loss) gain on marketable securities	$96,000	$(942,000)
Foreign currency translation adjustments	29,896,000	7,528,000

Accumulated other comprehensive income	$29,992,000	$6,586,000

7.    Marketable Securities

At December 31, 2003 and 2002, the investments in the following table are classified as current, as the Company’s plan is generally not to hold its investments until maturity in order to take advantage of market conditions.

The contractual maturities of corporate debt securities at December 31, 2003 and 2002 are as follows:

	2003		2002
	Cost	Fair Value	Cost	Fair Value
Maturities due:
One to five years	$5,057,000	$5,035,000	$10,046,000	$10,044,000
Over ten years	1,500,000	1,492,000	1,500,000	1,486,000

	$6,557,000	$6,527,000	$11,546,000	$11,530,000

At December 31, 2003, the gross unrealized losses on these securities were $30,000. Unrealized gains and losses, net of any realized amounts are included in other comprehensive income.

At December 31, 2003, the Company held 50,000 shares in Genome Pharmaceuticals Corporation AG (GPC), classified as a long-term marketable security. At December 31, 2003, these shares had a fair market value of $498,000 with a gross unrealized gain of $127,000 included in other comprehensive income. In the third quarter of 2003, the Company sold 174,000 shares and realized a gain of approximately $191,000. During 2001, the Company entered into a securities lending arrangement with Deutsche Bank and transferred 20,000 shares of GPC to Deutsche Bank in January 2002. The Company was restricted from selling the 20,000 shares during the lending period, which expired in December 2003. The Company retained all other rights to the shares and Deutsche Bank returned the shares after the lending period. In February 2004, the Company sold the remaining 50,000 shares and realized a gain of approximately $552,000.

For the years ended December 31, 2003, 2002 and 2001, proceeds from sales of available-for-sale securities totaled $6.5 million, $11.0 million and $16.3 million, respectively, and, calculated on the specific identification method, realized gains during 2003 totaled $201,000, realized losses during 2002 totaled $38,000 and realized gains during 2001 totaled $1.3 million.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Property, Plant and Equipment

Property, plant and equipment are summarized as follows as of December 31, 2003 and 2002:

	2003	2002
Land and buildings	$164,997,000	$128,581,000
Machinery and equipment	82,349,000	69,564,000
Computer software	22,841,000	18,005,000
Furniture and office equipment	39,450,000	34,867,000
Leasehold improvements	11,717,000	9,816,000
Construction in progress	4,020,000	18,336,000

	325,374,000	279,169,000
Less: Accumulated depreciation and amortization	(92,514,000)	(67,256,000)

Property, plant and equipment, net	$232,860,000	$211,913,000

For the years ended December 31, 2003, 2002 and 2001 depreciation expense totaled $23.5 million, $21.4 million and $12.9 million, respectively. Repairs and maintenance expense was $5.2 million, $4.2 million and $2.8 million in fiscal years 2003, 2002 and 2001, respectively.

At December 31, 2002, construction in progress includes costs directly allocable to construction and capitalized interest of $16.9 million, directly related to the construction of the Company’s research and manufacturing facility, QIAGEN Sciences, Inc. located in Germantown, Maryland and the production and administration buildings at QIAGEN GmbH in Hilden, Germany. Interest capitalized in accordance with SFAS No. 34 for the year ended December 31, 2002 totaled $1.1 million.

Additionally, during 2001, QIAGEN Sciences, Inc. received State and County loans totaling $3.6 million to be used for land purchase and facility construction costs. Upon QIAGEN Sciences’ achievement of certain employment levels, these loans are permanently forgiven. Upon forgiveness, the amounts will be recorded as a reduction to the cost of the assets. Should the criteria not be met, the loans becomes payable. At December 31, 2003, $2.0 million of the loans had been converted to a grant as determined by the ratio of the actual employment level to the target level. The balance of $1.6 million is included in other long-term liabilities in the accompanying balance sheet.

9.    Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. A summary of these investments as of December 31, 2003 and 2002 is as follows:

Company	Percent Control	As of December 31,		Share of loss for the years ended December 31,
		2003	2002	2003	2002	2001
PreAnalytiX GmbH	50.0%	$1,119,000	$1,088,000	$1,847,000	$1,340,000	$1,373,000

	Percent Control	Cost Investment
Company		2003	2002
Zeptosens AG	17.3%	$2,589,000	$2,589,000
Coley Pharmaceutical Group, Inc	2.4%	$1,414,000	$1,414,000
QBM Cell Science	19.5%	$553,000	$613,000
Ingenium Pharmaceuticals AG	—	$—	$511,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From time to time, the Company has transactions with the above entities all of which are individually and in sum immaterial except for certain transactions with the joint venture PreAnalytiX. The transactions with PreAnalytiX are summarized as follows:

	As of or for the years ended December 31,
	2003	2002
Sales	$1,203,000	$1,367,000
Loan receivable	$4,524,000	$4,048,000
Accounts receivable	$828,000	$921,000
Accounts payable	$287,000	$130,000

To date, both joint venture partners have loaned equal amounts to the venture at a 4.0% interest rate. It is anticipated that both joint venture partners will convert the loan balances to additional capital at some future date.

The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book value from the most recent financial statements. These investments are included in other assets in the accompanying consolidated balance sheets.

10.    Intangible Assets

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this statement on January 1, 2002, goodwill and indefinite life intangibles are no longer subject to amortization over the estimated useful life. Goodwill is assessed for impairment each year using the fair-value-based test.

The following sets forth the intangible assets by major asset class as of December 31, 2003 and December 31, 2002:

	2003		2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$12,194,000	$(4,593,000)	$7,930,000	$(2,855,000)
Developed technology	8,363,000	(1,443,000)	8,203,000	(528,000)

	$20,557,000	$(6,036,000)	$16,133,000	$(3,383,000)

Unamortized Intangible Assets:
Goodwill	$30,117,000		$25,569,000

The changes in the carrying amount of goodwill, by segment, for the year ended December 31, 2003, are as follows:

	Norway	United States	Japan	Germany	Total
Balance at December 31, 2002	$20,323,000	$3,758,000	$1,189,000	$299,000	$25,569,000
GenoVision earn-out	3,030,000	—	—	—	3,030,000
Effect of foreign currency translation	1,306,000	—	151,000	61,000	1,518,000

Balance at December 31, 2003	$24,659,000	$3,758,000	$1,340,000	$360,000	$30,117,000

The Company has completed the fair-value based test for impairment of goodwill and intangible assets. For the year ended December 31, 2003, the fair value of goodwill and intangible assets exceeded their book value and consequently the Company had no impairment charges. As a result of the closure of the QIAGEN Genomics facility, the balances of $1.2 million of goodwill and $1.8 million of developed technology were written off and included in relocation and restructure costs in the accompanying consolidated statement of income for the year ended December 31, 2002.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense on intangible assets totaled approximately $2.1 million, $1.9 million and $1.5 million, respectively, for the years ended December 31, 2003, 2002 and 2001. Amortization of intangibles for the next five years is expected to be approximately:

Years ended December 31:
2004	$2,130,000
2005	$1,992,000
2006	$1,859,000
2007	$1,858,000
2008	$1,749,000

In connection with the adoption of SFAS No. 142, the useful lives of intangibles are assessed for adequacy considering the contract life as well as the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred. Through December 31, 2001, for intangibles acquired before June 30, 2001, all patents and licensing rights were amortized on a straight line basis over periods of three to seven years. The Company recognized amortization expense relating to patents and licensing rights of $509,000 for the year ended December 31, 2001.

11.    Income Taxes

Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

The Company has recorded a net deferred tax liability of $3.4 million at December 31, 2003.

The components of the net deferred tax (liability) asset at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax asset:
Allowance for bad debts	$683,000	$597,000
Bonus/commission accrual	191,000	175,000
Vacation accrual	519,000	322,000
Warranty accrual	155,000	181,000
Accrued liabilities	937,000	803,000
Depreciation and amortization	722,000	540,000
Tax credits	516,000	592,000
Net operating loss carryforward	7,577,000	7,387,000
Inventories	2,799,000	3,782,000
Deferred revenues	936,000	834,000
Capitalized start-up costs	1,773,000	1,575,000
Capital leases	486,000	—
Other	896,000	790,000

	18,190,000	17,578,000

Deferred tax liability:
Depreciation and amortization	(10,204,000)	(2,351,000)
Devaluation of Intercompany loan	(7,681,000)	(3,554,000)
Inventory	(602,000)	(1,013,000)
Accrued liabilities	(746,000)	(144,000)
Intangibles	(1,688,000)	(965,000)
United States state income taxes	(334,000)	(771,000)
Other	(347,000)	(160,000)

	(21,602,000)	(8,958,000)

Net deferred tax (liabilities) assets	$(3,412,000)	$8,620,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2003 and 2002 as follows:

	2003	2002
Current deferred tax asset	$8,094,000	$11,629,000
Current deferred tax liabilities	(11,991,000)	(6,035,000)
Non-current deferred tax asset	4,604,000	3,026,000
Non-current deferred tax liabilities	(4,119,000)	—

Net deferred tax (liabilities) assets	$(3,412,000)	$8,620,000

Non-current deferred tax liabilities are included in other long term liabilities in the accompanying balance sheets.

As of December 31, 2003 and 2002, the Company had a net operating loss (NOL) carryforward in the U.S. of approximately $3.1 million and $5.3 million, respectively. These NOLs were generated primarily from the exercise of employee stock options and accelerated tax depreciation and will expire in various years through 2023. In addition, the Company had state NOLs equal to approximately $6.3 million and $5.7 million at December 31, 2003 and 2002, respectively. These NOLs expire at various times through 2023. As of December 31, 2003 and 2002, the Company had NOL carryforwards outside of the U.S. totaling approximately $22.4 million and $18.3 million, respectively. These NOLs were primarily generated from operating losses from the Company’s subsidiaries. At December 31, 2003, a portion of these NOLs, approximately $11.1 million, expires in various years through 2013. The balance does not expire. At December 31, 2003 and 2002, the Company’s foreign holding company also had an NOL of $3.1 million and $2.3 million, respectively, with a full valuation allowance. This NOL does not expire. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

Income before income taxes for the years ended December 31, 2003, 2002 and 2001 consisted of:

	Years Ended December 31,
	2003	2002	2001
United States pretax income	$24,253,000	$2,962,000	$6,611,000
Non-United States pretax income	43,002,000	35,898,000	49,712,000

	$67,255,000	$38,860,000	$56,323,000

The provisions for income taxes for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Years Ended December 31,
	2003	2002	2001
Current—United States federal taxes	$383,000	$312,000	$1,602,000
—United States state taxes	(522,000)	1,147,000	1,005,000
—Non-United States taxes	11,013,000	10,318,000	21,078,000

	10,874,000	11,777,000	23,685,000

Deferred—United States federal taxes	6,605,000	1,074,000	391,000
—United States state taxes	1,515,000	(252,000)	(190,000)
—Non-United States taxes	5,411,000	3,124,000	(1,990,000)

	13,531,000	3,946,000	(1,789,000)

Total provision for income taxes	$24,405,000	$15,723,000	$21,896,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Differences between the provision for income taxes and income taxes at the United States statutory federal income tax rate for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Years Ended December 31,
	2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at United States statutory federal rate	$22,867,000	34.0%	$13,213,000	34.0%	$19,150,000	34.0%
United States state income taxes, net of federal income tax effect	783,000	1.2	389,000	1.0	509,000	0.9
Non-United States taxes at rates greater than United States statutory federal rate	1,793,000	2.7	900,000	2.3	2,186,000	3.9
Benefit from facility closure	(1,985,000)	(3.0)	—	—	—	—
Nondeductible goodwill amortization	—	—	446,000	1.2	56,000	0.1
Nondeductible purchased in- process research & development	—	—	336,000	0.9	—	—
Other items, net	947,000	1.4	439,000	1.1	(5,000)	—

Total provision for income taxes	$24,405,000	36.3%	$15,723,000	40.5%	$21,896,000	38.9%

12.    Accrued Liabilities

Accrued liabilities at December 31, 2003 and 2002 consist of the following:

	2003	2002
Royalties	$8,760,000	$6,188,000
Payroll and related accruals	6,894,000	5,649,000
Deferred revenue	4,122,000	3,180,000
Sales and other taxes	2,796,000	2,116,000
Professional and other fees	2,238,000	1,640,000
Relocation and restructuring costs	1,529,000	2,095,000
Warranty	1,247,000	1,327,000
Acquisition and related costs	—	1,225,000
Management bonuses	526,000	745,000
Other	3,232,000	3,866,000

Total accrued liabilities	$31,344,000	$28,031,000

13.    Lines of Credit and Debt

The Company has seven separate lines of credit amounting to $11.2 million, with interest rates ranging from 5.40 percent to 7.25 percent, none of which was utilized at December 31, 2003. There were no short-term borrowings outstanding at December 31, 2003 and 2002. Interest expense on line of credit and short-term borrowings was $9,000, $115,000 and $302,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt consists of the following:

	2003	2002
3.75% note due in semi-annual payments of EUR 639,000 (approximately $805,000 at December 31, 2003) with a final payment due in March 2009	$8,856,000	$8,711,000
Note payable bearing interest at EURIBOR (2.10% at December 31, 2003) plus 1.2%, payment of EUR 5.0 million (approximately $6.3 million at December 31, 2003) due May 2004 with a final payment of EUR 39,472,000 due in July 2005	56,022,000	44,887,000
Note payable bearing interest at LIBOR (1.12% at December 31, 2003) plus 1.28%, due in one final payment of $43,475,000 July 2005	43,475,000	43,475,000

Total long-term debt	108,353,000	97,073,000
Less current portion	7,909,000	1,340,000

Long-term portion	$100,444,000	$95,733,000

The two notes due in July 2005 are part of the loan facilities obtained in 2001 from a group of banks led by Deutsche Bank, that allow the Company to borrow up to a total of EUR 50.0 million and $43.5 million. In accordance with the terms of the lending agreements, as amended, on May 27, 2003 the facilities were reduced to EUR 95.0 million and on May 27, 2004 will be reduced to EUR 90.0 million. The loan agreements contain certain financial and non-financial covenants, including but not limited to the encumbrance of land and accounts receivable, restriction on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2003. The proceeds of these facilities are primarily dedicated to the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities thereon.

Future principal maturities of long-term debt as of December 31, 2003 are as follows:

Year ending December 31,
2004	$7,909,000
2005	94,809,000
2006	1,610,000
2007	1,610,000
2008	1,610,000
Thereafter	805,000

$108,353,000

Interest expense, net of capitalized interest of approximately $3.2 million in 2002, on long-term debt was $3.1 million, $1.7 million and $321,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

14.    Stock Options

On April 30, 1996, the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan). The Option Plan allows for incentive stock options, as well as for non-qualified options, generally with terms of 10 years, subject to earlier termination in certain situations. Generally, the options vest over a three-year period. The vesting and exercisability of certain options will be accelerated in the event of a Change of Control, as defined. The exercise price of the options is determined by the Supervisory Board or by the Compensation Committee, and to date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company has reserved 23,968,000 shares of common stock for issuance under this plan.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding the Option Plan as of December 31, 2001, 2002 and 2003, and changes during the years then ended is summarized as follows:

	Option Shares	Weighted Average Exercise Price
December 31, 2000	7,001,017	$14.47

Granted	2,713,415	$21.11
Exercised	(862,914)	$4.82
Forfeited	(619,861)	$33.97

December 31, 2001	8,231,657	$16.28

Granted	4,468,457	$9.65
Exercised	(538,114)	$4.59
Forfeited	(903,220)	$20.40

December 31, 2002	11,258,780	$13.88

Granted	3,347,097	$8.91
Exercised	(375,508)	$5.64
Forfeited	(874,369)	$7.53

December 31, 2003	13,356,000	$12.62

At December 31, 2003, 2002 and 2001, 6,791,673, 5,108,991 and 3,969,284 options were exercisable at a weighted average price of $14.83, $13.72 and $9.64 per share, respectively. The weighted average fair value of options granted during 2003, 2002 and 2001 was $5.41, $5.18 and $14.38, respectively. The options outstanding at December 31, 2003 expire in various years through 2013. Information about stock options outstanding at December 31, 2003 is summarized as follows:

Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 1.06 - $ 4.59	1,487,246	4.62 Years	$2.92	1,167,498	$2.46
$ 4.63 - $ 5.84	1,527,996	8.02 Years	$5.39	617,102	$5.39
$ 5.96 - $ 6.91	1,835,434	8.68 Years	$6.35	359,311	$6.54
$ 7.53 - $ 9.40	1,897,725	6.41 Years	$8.71	1,355,248	$8.57
$10.43 - $11.96	1,732,246	9.51 Years	$10.95	131,377	$11.02
$12.51 - $15.48	1,693,486	8.18 Years	$14.77	659,319	$14.78
$16.75 - $20.56	1,569,855	7.31 Years	$19.20	1,108,648	$19.25
$20.80 - $43.63	1,485,352	6.86 Years	$32.02	1,266,510	$33.07
$47.13 - $49.75	126,660	6.65 Years	$48.59	126,660	$48.59

$ 1.06 - $49.75	13,356,000	7.49 Years	$12.62	6,791,673	$14.83

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants: weighted average risk-free interest rates of 2.56 percent, 3.44 percent and 4.33 percent and a weighted average expected life of six years for the years ended December 31, 2003, 2002 and 2001, respectively. The weighted average expected volatility was 73 percent, 76 percent and 75 percent, for the years ended December 31, 2003, 2002 and 2001, respectively. It is assumed that no dividends would be issued during the option term.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2018. Certain facility and equipment leases constitute capital leases. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations.

Minimum future obligations under capital and operating leases at December 31, 2003 are as follows:

	Capital Leases	Operating Leases
2004	$1,985,000	$5,930,000
2005	1,830,000	3,320,000
2006	1,562,000	1,342,000
2007	1,415,000	1,036,000
2008	1,415,000	839,000
Thereafter	14,138,000	4,510,000

	22,345,000	$16,977,000

Less: Amount representing interest	(7,309,000)

	15,036,000
Less: Current portion	(1,320,000)

	$13,716,000

Rent expense under noncancelable operating lease agreements was $6.5 million, $7.9 million and $6.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Purchase Commitments

At December 31, 2003, the Company had commitments with several vendors to purchase certain products during 2004, 2005, 2006 and 2007 totaling approximately $13.9 million, $974,000, $400,000 and $400,000, respectively.

Commitments

In October 1998, the Company announced that it had signed a five-year supply agreement with Abbott Laboratories (Abbott), which has been extended awaiting completion of certain studies. According to the agreement, the Company will supply Abbott with various proprietary nucleic acid sample purification and preparation products. Under the terms of this agreement, Abbott committed to certain purchases of the Company’s products over the term of the contract. The Company committed to certain expansions of its production capacity and product quality and received payments for such achievements.

Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. Certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company at December 31, 2003. Although it is not possible to predict the outcome of such matters, based on the facts known to the Company and after consultation with legal counsel, management believes that such matters will not have a material adverse effect on its financial position or results of operations.

During the normal course of business, the Company is subject to audit by taxing authorities for varying periods in various tax jurisdictions. Tax audits in Germany for the years 1994 through 2001 were concluded in 2003. In June 2001, the Company received notification that the taxing authorities were examining the treatment of expenses related to stock options for the years 1994 through 1997, which are required to be accrued when vested under the German Commercial Code, due to a reimbursement agreement between QIAGEN N.V. and QIAGEN GmbH which requires that QIAGEN GmbH make payments to QIAGEN N.V. of an amount equal to the spread on stock option exercises. Based on the advice received from tax experts and its tax advisors, the Company had accrued for the expense of the stock options in the statutory financial statements and in the

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

German tax returns, but such expenses were not recorded in the consolidated financial statements prepared under U.S. GAAP. The matter examined by the taxing authorities was whether the option expenses were deductible for tax purposes on an accrual basis or only on a payment basis upon the exercise of the options. The taxing authorities ultimately concluded that the stock option expenses were deductible for tax purposes on an accrual basis, with a change to the valuation method. Accordingly, there was no income statement impact or impact on earnings per share to the Company’s U.S. GAAP financial statements.

16.    Employee Benefits

In September 1992, QIAGEN, Inc. (Valencia) adopted the QIAGEN, Inc. Employees 401(k) Savings Plan (the Plan). The purpose of the Plan is to provide retirement benefits to all eligible employees, which include employees of QIAGEN, Inc., QIAGEN Sciences, Inc. and QIAGEN Genomics, Inc. Matching contributions and profit sharing contributions may be made to the Plan at the discretion of the Supervisory Board. In 2003, 2002 and 2001, total matching contributions to the Plan were approximately $852,000, $293,000 and $701,000, respectively.

Operon adopted a defined contribution plan effective January 1, 1994, benefiting substantially all Operon employees. Operon may make matching contributions at the discretion of the Supervisory Board. In 2003, 2002 and 2001 matching contributions to the plan totaled approximately $215,000, $272,000 and $144,000, respectively.

As of December 31, 2003, QIAGEN GmbH has deferred compensation plans for one officer and one employee. The present value of the future compensation obligation of $416,000, $289,000 and $200,000 has been accrued in the accompanying consolidated financial statements at December 31, 2003, 2002 and 2001, respectively.

During 2003, QIAGEN GmbH established a defined contribution plan for certain executives. The Company makes matching contributions up to an established maximum. In 2003, matching contributions to the plan totaled approximately $21,000.

During 1999, QIAGEN KK established a retirement plan for one officer. The employee is entitled to a lump sum distribution based on a formula tied to years of service. As such, an amount of $390,000, $295,000 and $215,000 has been accrued in the accompanying consolidated financial statements at December 31, 2003, 2002 and 2001, respectively.

17.    Licensing Agreements

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to ten percent of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $8.8 million and $6.2 million at December 31, 2003 and 2002, respectively. Royalty expense relating to these agreements amounted to $17.4 million, $13.3 million and $10.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

18.    Related Party Transactions

From time to time the Company may have transactions with companies in which the Company also holds an interest. See Note 9 for discussion of these investments and transactions.

19.    Segment and Related Information

The Company operates exclusively in the life sciences industry generating revenue from the sale of products,and services primarily for the separation and purification of nucleic acids (DNA/RNA). In addition, the

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company manufactures and markets synthetic nucleic acids and sells and/or licenses technologies to others. Reportable segments are based on the geographic locations of the subsidiaries. The reportable segments derive revenues from all of the Company’s product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

The Company’s reportable segments include the Company’s production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of the Company’s subsidiaries in Canada, France, Australia, Italy and Austria). The Company’s holding company is located in the Netherlands.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	2003	2002	2001
Net Sales
Germany	$153,143,000	$136,334,000	$121,744,000
United States	261,366,000	221,762,000	147,609,000
Switzerland	34,916,000	30,953,000	27,898,000
Japan	46,839,000	34,937,000	34,417,000
United Kingdom	24,651,000	19,252,000	16,282,000
Norway	1,974,000	1,859,000	—
Other Countries	46,172,000	27,871,000	17,844,000

Subtotal	569,061,000	472,968,000	365,794,000
Intersegment Elimination	(217,657,000)	(174,361,000)	(102,024,000)

Total	$351,404,000	$298,607,000	$263,770,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. During 2003, 2002 and 2001, no single customer represented more than ten percent of consolidated net sales. United States export sales did not exceed ten percent of consolidated net sales during fiscal 2003, 2002 or 2001.

	2003	2002	2001
Intersegment Sales
Germany	$(82,639,000)	$(86,432,000)	$(80,277,000)
United States	(106,980,000)	(65,754,000)	(5,198,000)
Switzerland	(19,676,000)	(20,454,000)	(15,752,000)
Japan	(6,293,000)	(60,000)	(797,000)
Norway	(1,811,000)	(1,471,000)	—
Other Countries	(258,000)	(190,000)	—

Total	$(217,657,000)	$(174,361,000)	$(102,024,000)

All intersegment sales are accounted for by a formula based on local list prices and eliminated in consolidation.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Income (Loss)	2003	2002	2001
Germany	$22,355,000	$28,573,000	$30,914,000
United States	32,641,000	4,802,000	10,326,000
Switzerland	(798,000)	269,000	4,119,000
Japan	8,432,000	7,090,000	5,956,000
United Kingdom	3,967,000	3,525,000	3,566,000
Norway	(2,623,000)	(2,874,000)	—
Other Countries	6,932,000	2,410,000	1,174,000
The Netherlands	(3,047,000)	(2,326,000)	(2,611,000)

Subtotal	67,859,000	41,469,000	53,444,000
Intersegment elimination	1,030,000	1,716,000	32,000

Total	$68,889,000	$43,185,000	$53,476,000

The Netherlands component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

Depreciation and Amortization	2003	2002	2001
Germany	$12,158,000	$11,037,000	$6,926,000
United States	9,719,000	10,817,000	5,764,000
Switzerland	1,524,000	995,000	371,000
Japan	592,000	707,000	1,614,000
United Kingdom	242,000	91,000	107,000
Norway	767,000	412,000	—
Other Countries	398,000	278,000	158,000
The Netherlands	388,000	372,000	119,000

Total	$25,788,000	$24,709,000	$15,059,000

Assets	2003	2002
Germany	$292,107,000	$243,411,000
United States	157,117,000	155,160,000
Switzerland	41,879,000	27,551,000
Japan	36,393,000	29,128,000
United Kingdom	10,929,000	10,383,000
Norway	38,279,000	31,877,000
Other Countries	20,713,000	17,474,000
The Netherlands	180,046,000	152,266,000

Subtotal	777,463,000	667,250,000
Intersegment Elimination	(225,533,000)	(212,739,000)

Total	$551,930,000	$454,511,000

Assets of The Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2003 and 2002, the investment in equity method investees totaled ($4,812,000) and ($3,438,000) for Switzerland. These investments are included in the asset amounts presented above.

Capital Expenditures	2003	2002	2001
Germany	$6,816,000	$35,506,000	$44,420,000
United States	8,374,000	17,944,000	53,477,000
Switzerland	1,356,000	1,967,000	3,401,000
Japan	548,000	3,131,000	305,000
United Kingdom	1,496,000	97,000	106,000
Norway	102,000	239,000	—
Other Countries	518,000	252,000	358,000
The Netherlands	348,000	—	—

Total	$19,558,000	$59,136,000	$102,067,000

Long-Lived Assets	2003	2002
Germany	$137,542,000	$117,144,000
United States	96,954,000	97,245,000
Switzerland	8,553,000	6,993,000
Japan	5,263,000	5,939,000
United Kingdom	1,428,000	167,000
Norway	29,084,000	22,435,000
Other Countries	1,433,000	2,017,000
The Netherlands	8,208,000	6,503,000

Total	$288,465,000	$258,443,000

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

	By:	/s/ PEER M. SCHATZ
Dated: March 26, 2004		Peer M. Schatz, Chief Executive Officer

QIAGEN N.V.

EXHIBIT INDEX

1.1	Articles of Association as confirmed by notorial deed as of July 6, 2000 (English translation) (6)

2.1	Credit Contract for a Club Deal between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated May 28, 2001 (English Translation) (6)

2.2	Amended and Restated Guaranty Agreement between QIAGEN Sciences, Inc. and QIAGEN GmbH, dated February 28, 2002 (6)

2.3	Amended and Restated Promissory Note between QIAGEN Sciences, Inc. and QIAGEN North American Holdings, Inc., dated February 28, 2002 (6)

2.4	Amended and Restated Promissory Note between QIAGEN North American Holdings, Inc., and QIAGEN GmbH, dated February 28, 2002 (6)

2.5	Amended and Restated Indemnity Deed of Trust, between QIAGEN Sciences, Inc. and Richard Sugarman, dated February 28, 2002 (6)

2.6	Third Supplement to the Credit Agreement for a Club Deal of May 28, 2001 between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated July 31, 2002 (7)

4.1	Lease between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership, dated May 16, 1996 (Filed as Exhibit 10.1) (2)

4.2	Lease between QIAGEN GmbH and Brixton Estate Deutschland GmbH dated March 14, 1997 (the “Albert-Einstein-Str. Lease” (Filed as Exhibit 10.1(a)) (3)

4.3	The “Albert-Einstein-Str. Lease” Contract Summary (Filed as Exhibit 10.1(b)) (3)

4.4	Exercised Option to Extend Lease Between QIAGEN Inc. and Haserjian Bros. Realty Co., a California General Partnership, dated February 10,1999. (Filed as Exhibit 10.1) (4)

4.5	Master Agreement among Becton, Dickinson and Company, Becton Dickinson Sample Collection GmbH, QIAGEN AG, and QIAGEN N.V., dated August 5, 1999 (Filed as Exhibit 10.1) (5)

4.6	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (5)

4.7	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (6)

4.8	Second Amendment to the Standard Industrial/Commercial Single-Tenant Lease –Net Dated May 15, 1996, and the First Amendment Date for Reference Purposes as February 10, 1999, between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership (6)

4.9	Third Amendment to the Standard Industrial/Commercial Single-Tenant Lease-Net, dated October 4, 2001, between QIAGEN, Inc. and Haserjian Bros. Realty Co., a California General Partnership (6)

4.10	Managing Director Agreement by and between DIAGEN Institute for Molecular Biological Diagnostics GmbH. and Dr. Metin Colpan, dated August 30, 1985 (English Translation) (7)

4.11	Employment Agreement by and between DIAGEN Institute for Molecular Biological Diagnostics GmbH. and Mr. Peer M. Schatz, dated February 24, 1993 (English Translation) (7)

4.12	Employment Agreement by and between QIAGEN AG and Peer M. Schatz, dated May 29, 1998 (English Translation) (7)

4.13	Employment Agreement between QIAGEN N.V. and Metin Colpan, dated October 5, 2000 (7)

4.14	Employment Agreement between QIAGEN N.V. and Peer M. Schatz, dated October 5, 2000 (7)

4.15	Agreement and Plan of Merger by and among QIAGEN N.V., Xenopus Merger Sub, Inc. and Xeragon, Inc. dated as of March 28, 2002 (7)

4.16	Agreement on Acquisition of Shares and Subscription Rights in GenoVision AS by QIAGEN N.V. dated May 24, 2002 (7)

4.17	Change in Control Agreement between QIAGEN N.V. and Metin Colpan, as of September 30, 2002 (7)

4.18	Change in Control Agreement between QIAGEN N.V. and Peer M. Schatz, as of September 30, 2002 (7)

4.19	Letter between QIAGEN GmbH and Metin Colpan Regarding Addition of a Change in Control Provision, as of September 30, 2002 (English Translation) (7)

4.20	Letter between QIAGEN GmbH and Peer M. Schatz Regarding Addition of a Change in Control Provision, as of September 30, 2002 (English Translation) (7)

*4.21	Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated July 1, 1992 (English Translation)

*4.22	Supplement to Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated June 22, 1999 (English Translation)

*4.23	Employment Agreement by and between QIAGEN GmbH and Roland Sackers, dated September 30, 1999 (English Translation)

*4.24	Employment Agreement by and between QIAGEN N.V. and Roland Sackers, dated October 1, 1999 (English Translation)

*4.25	Employment Agreement by and between QIAGEN GmbH and Bernd Uder, dated March 1, 2001 (English Translation)

4.26	QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (filed as exhibit 10.3) (1)

*6.1	EPS Calculation Explanation

*8.1	List of Subsidiaries

*10.1	Consent of Ernst & Young LLP

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Deputy Managing Director and Chief Financial Officer

*13	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Deputy Managing Director and Chief Financial Officer

*	Included in this filing
(1)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form F-1 filed with the Securities and Exchange Commission on May 30, 1996, as amended.
(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 27, 1997.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 21, 1998.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 1999.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(6)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2001.
(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2002.