Form 20-F
period 2004-12-31
QIAGEN NV
filed 2005-04-19
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was 147,020,207.

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

Our name together with our logo is registered as a trademark in The Netherlands, the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States include, inter alia: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, and LiquiChip®. Registered trademarks in countries outside of the United States include: QIAexpress®, QIAwell®, QIABRANE™, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag® ,QuantiScript®, UltraSens®, ProofTaq™, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, VARISPAN™, RNAprotect®, DNAprotect®, LiquiChip®, CryoCell®, LabelStarTM, ROSYS™, RNAiFect™, Easylabel™ and EasyXpress™. In 2004 four trademark applications were filed in Germany, Countries of the European Community, Japan and the United States of America for BioSprint, AllPrep™, and Qproteome.

KingFisher® is a registered trademark of Thermo Electron Corp. GeneChip® is a registered trademark of Affymetrix, Inc.

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

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 25, 2005, was $1.2954 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.    Offer Statistics and Expected Timetables

Not applicable

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet data at December 31, 2004 and 2003 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2001 and 2000, and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000, is derived from audited consolidated financial statements not included herein.

Selected Financial Data (amounts in thousands, except per share data)

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2004	2003	2002	2001	2000
Consolidated Statement of Income Data:
Net sales	$380,629	$351,404	$298,607	$263,770	$216,802
Cost of sales	125,658	118,786	96,508	79,673	65,436
Cost of sales—acquisition and restructuring related	1,454	3,618	—	—	—

Gross profit	253,517	229,000	202,099	184,097	151,366

Operating Expenses:
Research and development	35,767	31,789	28,177	26,769	23,372
Sales and marketing	87,506	83,005	75,086	64,830	54,931
General and administrative	41,715	42,269	42,030	36,022	31,177
Relocation and restructure costs	3,817	3,048	10,773	—	—
Acquisition and related costs	572	—	2,848	3,000	5,353

Total operating expenses	169,377	160,111	158,914	130,621	114,833

Income from operations	84,140	68,889	43,185	53,476	36,533

Other income (expense), net	(11,453)	(1,634)	(4,325)	2,847	2,591

Income before provision for income taxes and minority interest	72,687	67,255	38,860	56,323	39,124
Provision for income taxes	23,982	24,405	15,723	21,896	18,085
Minority interest (income) expense	—	—	(5)	8	36

Net income	$48,705	$42,850	$23,142	$34,419	$21,003

Basic net income per common share(1)	$0.33	$0.29	$0.16	$0.24	$0.15

Diluted net income per common share(1)	$0.33	$0.29	$0.16	$0.24	$0.14

Weighted average number of common shares used to compute basic net income per common share	146,658	145,832	144,795	142,962	142,040
Weighted average number of common shares used to compute diluted net income per common share	148,519	147,173	145,787	145,055	145,071

(1)	Computed on the basis described for net income per common share in Note 3 of the “Notes to Consolidated Financial Statements”.

	December 31,
	2004	2003	2002	2001	2000
Consolidated Statement of Income Data:
Cash and cash equivalents	$196,375	$98,993	$44,893	$56,460	$24,008
Working capital	$299,029	$163,583	$111,554	$119,448	$101,527
Total assets	$714,599	$551,930	$454,511	$356,968	$240,893
Total long-term liabilities, including current portion	$234,138	$131,095	$112,331	$88,333	$29,320
Total shareholders’ equity	$400,376	$334,786	$263,031	$212,975	$167,356
Common shares	$1,495	$1,485	$1,478	$1,458	$1,450
Shares outstanding	147,020	146,218	145,534	143,464	142,548

Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth or the expansion of our operations could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $216.8 million in 2000 to $380.6 million in 2004. In 2002, we opened a research and manufacturing facility in Germantown, Maryland and manufacturing and administration facilities in Germany. In 2003 and 2004 as part of a restructuring of our U.S operations, we relocated certain administrative, sales and marketing functions to our Maryland facility. The expansion of these facilities added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses. Acquisitions would expose us to the risks associated with the:

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

Our continued growth is dependent on the development and success of new products.

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	customers’ opinions of the products’ utility;

•	citation of the product in published research; and

•	general trends in life sciences research, applied testing and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly from period to period.

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

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2004, we owned 60 issued patents in the United States, 37 issued patents in Germany and 225 issued patents in other major industrialized countries. In addition, at December 31, 2004, we had 256 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be

necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer and sales promotions are often made in this period. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Competition in the Life Sciences market could reduce sales.

Our primary competition stems from traditional separation, purification and handling methods (“traditional methods” or “home-brew methods”) that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing pre-analytical products and other products we offer. The markets for certain of our products are very competitive and price sensitive. Other life science research product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the preanalytical solutions market display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously negatively impacted by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical industry has undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of our products and consequently require overnight delivery of purchases. Consequently, we heavily rely on air cargo carriers such as DHL, FedEx and UPS. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring pre-analytical solutions. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers and if shipments from these suppliers is delayed or interrupted, we will be unable to manufacture our products.

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

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

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We began production of certain of our consumable products in the United States at our facility in Germantown, Maryland in the second quarter of 2002. We operate U.S. facilities in West Chester, Pennsylvania (sales and research and development) and Valencia, California (customer service and technical service). We also operate a research and development facility in Oslo, Norway. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American and European subsidiaries.

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

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Effective January 1, 2004 we restructured our management and formed an Executive Committee comprised of our most senior executives responsible for core functions. Dr. Metin Colpan, our former Chief Executive Officer, has transitioned his role to Senior Technology Advisor and has also joined our Supervisory Board. Mr. Peer Schatz, our former Chief Financial Officer, has taken the role of our Chief Executive Officer and Chairman of the Executive Committee. The loss of Mr. Schatz or any of our Managing Directors or Deputy Managing Director could have a material adverse effect. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our future success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on commercially reasonable terms, if at all.

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

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations or other existing resources. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

We have a significant amount of long-term debt which may adversely affect our financial condition.

At December 31, 2004, we have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Changing government regulations may adversely impact our business.

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

Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States and other countries and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. Our failing to obtain such clearance or approvals can significantly damage our business in such segments.

Since the European Union Directive 98/79/EC on in vitro diagnostic medical devices went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), pre-analytical solutions, including nucleic acid purification products, which are used in diagnostic workflows are affected by this new regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance.

Risk of price controls is a threat to our profitability.

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

Our business exposes us to potential liability.

The marketing and sale of certain products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares. The lending arrangements entered into by QIAGEN GmbH with a group of banks led by Deutsche Bank in 2001 and amended in July 2004 limits the amount of distributions that can be made by QIAGEN GmbH to QIAGEN N.V. during the period the borrowings are outstanding. The portion of this facility that would otherwise expire in October 2005 was repaid out of new borrowings in the third quarter of 2004. The remaining portion of this facility will expire in annual installments through June 2011. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Risks Related to Our Common Shares

Our common shares may have a volatile public trading price.

The market price of the common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the past two fiscal years, the closing price of out common shares has ranged from a high of $15.61 to a low of $5.20 on the NASDAQ National Market System, and a high of EUR 12.40 to a low of EUR 4.93 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

Holders of our common shares are not expected to receive dividend income.

We have not paid cash dividends since our inception and management does not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we previously have not paid any cash dividends, any cash dividends paid in the future in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2004, we had outstanding 147,020,207 common shares plus 13,047,739 additional shares subject to outstanding stock options, of which 9,479,000 were then exercisable. A total of approximately 18.6 million common shares are reserved for issuances under our stock option plan, including those shares subject to outstanding stock options. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of Notes issued by QIAGEN Finance (Luxembourg) S.A. are entitled to convert their Notes into approximately 11.9 million common shares, although the resale of these common shares would be subject to some restrictions.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (the “Articles”) provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50 percent of the outstanding shares. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50 percent of the outstanding shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions (and pursuant to the resolution adopted by our general meeting on July 16, 2004), our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20 percent of our issued share capital, or (ii) a person holding at least a ten percent interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

We have also recently granted an option to a Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares less one share. When exercising the option and exercising its voting rights on such shares, the Foundation has to act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders.

United States civil liabilities may not be enforceable against us.

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

History and Development of the Company

We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (“naamloze vennnootschap”) under Dutch law as a holding company for our wholly owned subsidiaries. Our legal seat is in Venlo, The Netherlands. As a holding company, we conduct our business through our subsidiaries located throughout Europe, Japan, Australia, Canada and the United States. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. Our website is www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. We have experienced significant growth in the past, with a five year compound annual growth through December 31, 2004 of approximately 19% in net sales and 29% in net income, as reported under U.S. GAAP. In the last five years we have made a number of strategic acquisitions and have also restructured some of our key operations. Significant events in the development of our business in 2004 include:

•	The completion of the relocation of our North American marketing and sales operations from Valencia, California to Germantown, Maryland in order to utilize the capacity of our North American Headquarters. As a result, we incurred $3.8 million in relocation and restructuring costs in 2004.

•	The sale of the majority of our synthetic DNA business unit in the second quarter of 2004. As a result we recorded a net loss related to the sale of $9.8 million to other miscellaneous expense.

•	The acquisition of the technology and product portfolio of Molecular Staging, Inc. in the third quarter of 2004. As a result, we recorded a $1.5 million charge to cost of sales for a write-down of inventories, which will be replaced with products integrating newly acquired technologies, and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition.

•	The establishment of QIAGEN Finance S.A. (QIAGEN Finance), an unconsolidated subsidiary located in Luxembourg, for the purpose of issuing convertible debt. In August 2004, we issued $150.0 million of 1.5% Senior Convertible Notes due in 2024 (the “Notes”) through QIAGEN Finance, and in turn the proceeds were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed the Notes, and has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion.

•	The opening of a new subsidiary in The Netherlands which directly supplies QIAGEN’s complete range of integrated solutions, services, technical support, and online ordering facilities to our customers in the Benelux region.

Capital expenditures for property, plant and equipment totaled $12.6 million, $19.6 million, and $59.1 million for the years ended December 31, 2004, 2003 and 2002. Capital expenditures during the year ended December 31, 2002 consisted principally of the purchases of property and equipment in connection with the expansion of our production operations in the United States and Germany. The capital investment programs were completed at the end of 2002, and as a result, the cash flow required for capital investing decreased in 2003 and 2004.

Business Overview

Description of Our Business

We believe that we are the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids (DNA/RNA). This belief is based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We also manufacture and market a range of other solutions for pre-analytical sample processing and handling, as well as, synthetic nucleic acids (RNAi) and related services and products. Additionally, we sell and/or license technologies to others. We operate exclusively in life sciences-related industries, and develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of the markets including academic and industrial research, applied testing and molecular diagnostics. Our products enable customers to reliably and rapidly process samples from collection through to purification of the target molecule, such as nucleic acids or proteins, without using hazardous reagents or expensive equipment.

We have developed or acquired a core set of technologies to provide a comprehensive approach to pre-analytical sample handling, separation and purification. These technologies can be used alone or in combination to achieve the best solution for a given application. In particular, our proprietary technologies for magnetic particle-based purification, solid-phase anion-exchange purification and selective adsorption to silica particles or membranes significantly enhance nucleic acid purification, the most difficult, critical, and labor intensive step in nucleic acid isolation. We believe that our technologies represent substantial advances in the speed, reliability, and ease of use of nucleic acid separation and purification procedures and the purity and yield of the resulting nucleic acids.

Our Products

We offer over 300 products for a variety of applications in the handling, separation, purification, and subsequent use of nucleic acids and proteins. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. The main categories of our products include:

•	Consumables: We offer most of our consumable products in kit form to maximize customer convenience and reduce user error. These kits contain our proprietary disposable handling, separation and purification devices and/or other proprietary technologies, all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit includes devices and reagents for a number of preparations ranging from one to thousands. Each kit is covered by our quality guarantee. Major applications for our consumable products are plasmid DNA purification; RNA stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification.

•	Instrumentation: Our BioRobot systems offer walk-away automation of nucleic acid preparation in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks.

•	Services: We also offer custom services, siRNA synthesis, whole genome amplification services, DNA sequencing, and non-cGMP and cGMP DNA production on a contract basis.

Research and Development

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of pre-analytical processing applications and generate an increased demand for our consumable products.

Our research and development organization is matrix structured and is overseen by our Senior Vice President of Research & Development. We conduct most of our research and development activities in Germany, Switzerland, Norway and the U.S. Our organization structure allows us flexibility to refocus our product development efforts as new technologies or markets emerge. The total number of research and development employees at December 31, 2004 was 276. Our total research and development expenses in 2004, 2003 and 2002 were approximately $35.8 million, $31.8 million, and $28.2 million, respectively. In 2004 we introduced several significant new products, including:

•	a strategically important new product line for protein sample preparation which positions us as a leading provider for proteomic sample fractionation kits. This Qproteome product line is believed to represent one of the broadest, most comprehensive and technologically most advanced solution portfolios for the fractionation and depletion of proteins. The Qproteome product line can be used in parallel to and in combination with nucleic acid sample preparations and analysis products.

•	the first worldwide CE-marked stand alone automated sample preparation system for viral nucleic acids. The BioRobot MDx DSP instrument and the QIAamp DSP 96 Virus MDx Kit are the first of their kind in the molecular diagnostics marketplace.

•	the launch of the first set of manual CE-marked kits, QIAamp DSP Virus Kit and QIAamp DSP DNA Blood Mini Kit for isolation of viral nucleic acid and genomic DNA from blood, respectively.

•	a suite of instruments and consumables based on our exclusive agreement to co-market and co-promote Thermo Electron’s (NYSE: TMO) KingFisher® instrumentation technology together with our magnetic bead based nucleic acid separation and purification technologies for use in nucleic acid-based applications.

•	the BioRobot Gene Expression—GeneChip®Target Prep System which is a complete automated solution for preparing labeled cRNA targets for use with arrays such as Affymetrix GeneChip arrays. By automating the steps from first-strand cDNA synthesis to fragmentation of cRNA, the system both saves hands-on time and standardizes the preparation of cRNA targets, enabling more precise GeneChip array results.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have subsidiaries in the markets that we believe have the greatest sales potential—the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Norway and Italy. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 400 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers serving more than 30 countries.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and inform them of new product offerings. One such tool is our technical service hotline which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training without charge. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products. We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Nature, Science, and BioTechniques, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer a personalized bi-monthly electronic newsletter for our worldwide customers that provides helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and online ordering system, various support tools and resources. We also have a Japanese language site (www.qiagen.co.jp) and some information is available on our website in French and German to support these local markets.

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet can be an effective barrier to competitor entry, while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that nucleic acids would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the handling, separation and purification of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories such as the United States National Institutes of Health (NIH), as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, and applied testing such as forensics, veterinary diagnostics, genetically modified organisms (GMO) and other food testing. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 390,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized early on the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 300 nucleic acid handling, separation and purification products to customers. We also offer innovative protein expression and purification products. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to our products. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment.

Nucleic Acid-Based Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid separation and purification products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Nucleic acid-based molecular diagnostics have fundamental advantages over traditional diagnostic technologies such as immunoassays in both specificity and sensitivity. This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in blood banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

The success of nucleic acid-based molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. The QIAGEN BioRobot series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on the BioRobot EZ1, BioRobot M48/96, BioRobot 9604 and BioRobot MDx are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. In order to broadly address the market for nucleic acid preparation in molecular diagnostics, we are entering into partnerships or other agreements with established companies in the molecular diagnostics market.

Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offers great opportunities for standardized sample preparation, modification and detection solutions. Successes in crime cases due to DNA analyses, public debates about genetically modified organisms (GMO) and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods as well as the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets.

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

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of our subsidiary as certain subsidiaries have international distribution. See Note 20 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales	2004	2003	2002
Germany*	$163,841,000	$153,143,000	$136,334,000
United States*	271,107,000	261,366,000	221,762,000
Switzerland*	37,936,000	34,916,000	30,953,000
Japan*	41,563,000	46,839,000	34,937,000
United Kingdom	31,511,000	24,651,000	19,252,000
Other Countries*	55,957,000	48,146,000	29,730,000

Subtotal	601,915,000	569,061,000	472,968,000
Intersegment Elimination+	(221,286,000)	(217,657,000)	(174,361,000)

Total	$380,629,000	$351,404,000	$298,607,000

*	Includes Net Sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We do not depend on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products for the separation and purification of nucleic acids as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 60 issued patents in the United States, 37 issued patents in Germany and 225 issued patents in other major industrialized countries, and have 256 pending patent applications. Worldwide, we own 322 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

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

See “Risk Factors” included in Item 3 above for details regarding risks related to our reliance on patents and proprietary rights.

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to complement or expand our business, we also intend to continue to make strategic investments in or acquisitions of complementary businesses and technologies as the opportunities arise.

Competition

We believe that our primary competition stems from traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing nucleic acid separation and purification products in kit form and reagents for PCR and transfection. Competitors include: Promega Corp., Millipore Corp., Roche Diagnostics, Invitrogen Corp. and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp. for PCR reagents; Invitrogen Corp. and Promega Corp. for transfection reagents, Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products, with regard to purity, speed, reliability, and ease-of-use.

We believe that our competitors do not have the same comprehensive approach to pre-analytical solutions, including to nucleic acid handling, separation and purification and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we offer the value of standardization of procedures and therefore superior results.

Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our existing or future competitors or that developments by others will not render our technologies or products non-competitive.

Suppliers

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain raw materials at a level to ensure reasonable customer service levels, and to guard against normal volatility in the availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s (OSHA) Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodbourne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials as well as comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

Sales volumes of certain of our products in development may be dependent on commercial sales by our customers of diagnostic and pharmaceutical products, which will require preclinical studies and clinical trials and other regulatory requirements. Trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA) and equivalent agencies in other countries, and involve substantial uncertainties. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. Our failing to provide such clearance or approvals can significantly damage our business in such segments.

Organizational Structure

QIAGEN N.V. is the holding company for 22 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly owned, and their country of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germantown, Maryland, Hilden and Erkrath, Germany. The instrument production facility is located at the QIAGEN Instruments AG facility in Hombrechtikon, Switzerland and was expanded in 2003. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. For GMP production, special GMP areas were built in our facilities at Hilden and Erkrath. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, SAP integrates our material operating subsidiaries. Our production management personnel are highly qualified and many have engineering degrees.

The consumable products manufactured at QIAGEN GmbH are produced under ISO 9001:1994/EN 46001:1996 standards; we received our certification in January 1999. QIAGEN Instruments AG which produces the majority of our BioRobot® instrumentation product line received ISO 9001 certification in May 1997. Our ISO 9001 and EN 46001 certifications form part of our ongoing commitment to providing our customers high quality, state-of-the-art products and technologies for the handling, separation and purification of nucleic acids and proteins and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany currently occupy approximately 221,000 square feet, some of which is leased pursuant to separate contracts expiring between the years 2004 and 2018. In two separate transactions between July 1997 and February 1998, QIAGEN purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land at a cost of EUR 55.4 (approximately $69.8 million). QIAGEN also leases cGMP production facilities in Germany.

We increased our production capacity with the establishment of a manufacturing and research facility in the United States. In 1999, QIAGEN Sciences, Inc. purchased of an 18-acre site for approximately $3.2 million in Germantown, Maryland. Construction began in March 2000, and in November 2000 QIAGEN Sciences exercised the option to purchase an additional adjacent lot of approximately 6 acres for $1.2 million. The purchase of this additional lot allows for future expansion of up to 400,000 square feet of additional facility space. Construction was financed primarily by intercompany loans and long-term bank debt. Early in 2002, construction on the manufacturing portion of the facility was completed at a cost of approximately $57.5 million. The 200,000 square foot Maryland facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. Construction of siRNA/RNA research and development lab and production space, as well as additional office space, was completed in the first quarter of 2003 at a cost of approximately $3.9 million. QIAGEN Sciences is integrated with our other North American and European subsidiaries through our SAP business information systems and utilizes production-planning, quality management and inventory management modules from SAP in order to increase efficiency.

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

Business Factors

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new companies; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Form 20-F.

Results of Operations

Overview

We produce and distribute biotechnology products, primarily for the handling, separation and purification of biological samples prior to their analysis (pre-analytical processing). A substantial portion of our sales come from products that address the pre-analytical processing of nucleic acids (DNA/RNA). In addition, we sell PCR- and siRNA- related products and services, as well as license and sell technology or the rights to it. We believe that we are the world’s leading provider of innovative enabling technologies and products for nucleic acid handling, separation and purification, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We operate exclusively in the life sciences industry, and develop, manufacture and market a broad portfolio of proprietary technologies and products to meet the needs of the academic and industrial research, applied testing and molecular diagnostics markets. Our products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and Other Countries (consisting of subsidiaries in Canada, France, Australia, Italy, Austria and The Netherlands, which services Belgium, The Netherlands and Luxembourg). Our research, production and manufacturing facilities are located in Germany, the United States, Switzerland and Norway. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiary, QIAGEN Finance, which was established as the financing vehicle for the issuance of convertible debt, is not consolidated.

Since 1999, we have had compound annual growth of approximately 19% in net sales and 29% in net income based on reported U.S. GAAP results. In recent years we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•	In September 2004, we completed the acquisition of key assets of Molecular Staging, Inc. (MSI) of New Haven, Connecticut. MSI was a privately held company which had developed a range of proprietary products and services based on its Multiple Displacement Amplification (MDA) and Rolling Circle Amplification (RCAT) technology. The key application of MDA is whole genome amplification (WGA) which is designed to eliminate limitations created by the scarce quantities of DNA samples available for customers to perform an increasing number of analyses. The technology portfolio acquired from MSI adds a new dimension of customer benefit and is in our core focus on pre-analytical solutions. The primary reason for the acquisition was to enable us to provide customers a solution for overcoming the limitations of scarce DNA samples.

•

In June 2004, we sold a significant portion of our synthetic DNA business unit to a group of investors since the market dynamics and strategic directions this business were becoming different in nature compared to our core focus. We retained all rights and activities in our leading siRNA business including ownership of our proprietary TOM-amidite chemistry.

•	In June 2002, we completed the acquisition of GenoVision A.S. located in Oslo, Norway. GenoVision A.S. was formed in 1998 and had two wholly owned subsidiaries and one majority owned subsidiary. We believe that the acquisition has provided us with unique, automated solutions for the purification of nucleic acids based on GenoVision’s proprietary magnetic particle technologies.

•	In April 2002, we completed the acquisition of Xeragon, Inc. of Huntsville, Alabama. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA.

In 2002 we completed our North American Headquarters in Germantown, Maryland and also completed production and office facilities in Hilden, Germany. In December 2002, we closed the QIAGEN Genomics facility located in Bothell, Washington and relocated certain activities to our recently opened facilities in Germantown, Maryland and Hilden, Germany. In December 2003, we committed to a relocation and restructure plan to more fully utilize our North American Headquarters in Germantown, Maryland and to discontinue certain products. This plan was completed in 2004.

To date, we have funded our growth through internally generated funds, debt and private and public sales of equity securities.

On a consolidated basis, operating income increased to $84.1 million in 2004, compared to $68.9 million in 2003. The increase in operating income is primarily the result of increased sales and lower operating costs as a result of our recent restructuring efforts, partially offset by acquisition related costs and costs related to our restructuring and relocation efforts. Further, 2003 operating income includes the results of our former synthetic DNA business unit a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the last six months of 2004 does not include any sales of synthetic DNA and related products or operating costs related to the former business unit.

On a comparative basis sales increased primarily as the result of an increase in our consumables products sales, which experienced very solid growth in 2004 compared to 2003. During 2004, we continued in our plans to realign certain operating functions in line with our focus on streamlining and strengthening our operations. In 2004, we recorded charges of $3.8 million, respectively, related to our restructuring and relocation efforts. Upon the acquisition of the key assets of MSI, we recorded costs related to the acquisition in the third quarter of 2004 including a $1.5 million charge to cost of sales for a write-down of inventories, which will be replaced with products integrating newly acquired technologies, and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition. Further, on a comparative basis, operating income during 2004 was negatively impacted by the currency impact of the stronger euro, since a significant portion of our production and operations is based in Germany, along with lower gross margins from instrumentation sales. After the sale of a significant portion of our synthetic DNA business unit, our gross margin is no longer negatively impacted by such products and as a result, our reported gross margin in 2004 increased to 67% compared to 65% for the same period in 2003.

The following tables set forth summaries of operating income by segment for the years ended December 31. More complete tables can be found in Note 20 in the accompanying financial statements.

Operating Income (Loss)	2004	2003
Germany	$28,670,000	$22,355,000
United States	36,473,000	32,641,000
Switzerland	1,492,000	(798,000)
All other segments	18,142,000	13,661,000

Subtotal	84,777,000	67,859,000
Intersegment Elimination	(637,000)	1,030,000

Total	$84,140,000	$68,889,000

In Germany, operating income was higher in 2004 as compared to 2003 primarily due to increased overall gross margin as a result of increased consumable sales which have a higher gross margin, partially offset by an increase in operating costs, primarily acquisition related costs.

Operating income in the United States was positively impacted in 2004 compared to 2003 by increased sales of consumables products and by a $4.0 million sale of technology to Operon Biotechnologies, Inc. This increase in sales was partially offset by the lack of sales of synthetic DNA and related products in the second half of 2004 following the sale of the synthetic DNA business unit in June 2004. Operating expenses in the United States were lower as a result of the recent restructuring efforts. However, the impact of lower operating costs was partially offset by increased acquisition and relocation and restructuring costs.

Operating income in Switzerland was higher in 2004 as compared to 2003 primarily due to a $1.0 million license of software to Operon Biotechnologies, Inc. and an increase in intercompany sales.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2004, we introduced over 30 new products, including the first worldwide CE-marked stand alone automated Sample Preparation System for Viral Nucleic Acids composed of the BioRobot MDx DSP; QIAsoft MDxDSP; the QIAamp DSP 96 Virus MDx Protocols and the QIAamp DSP 96 Virus MDx Kit. Further, the declaration of conformity to the IvDD has been obtained for the MDx DSP System which targets diagnostics markets and is approved for such marketing under the CE regime.

Fiscal Year Ended December 31, 2004 compared to 2003

Net Sales

In 2004, net sales increased 8% to $380.6 million from $351.4 million in 2003. Net sales in the United States increased to $167.4 million in 2004 from $154.4 million in 2003, and net sales outside the United States increased to $213.2 million in 2004 from $197.0 million in 2003.

The increase in sales was primarily the result of an increase in our consumable products sales and our BioRobot product line, which experienced strong growth in 2004 compared to 2003. Outside of the United States, the increase in net sales was primarily due to growth at QIAGEN GmbH, located in Germany, which reported an increase of 10% ($14.7 million), QIAGEN Ltd., located in the United Kingdom, which reported an increase of 28% ($6.9 million) and QIAGEN Instruments, located in Switzerland, which reported an increase of 17% ($4.3 million). QIAGEN Benelux B.V., our newly established sales subsidiary serving Belgium, The Netherlands and Luxembourg regions, reported sales of $4.4 million during 2004. Prior to the establishment of this new subsidiary, QIAGEN GmbH reported sales to the Benelux region as sales to a third-party distributor. During 2004, QIAGEN K.K., located in Japan, reported a decrease of 4% ($1.6 million), which is partly attributable to a change in local purchasing procedures during the year. We believe the impact of this change is temporary. Further, in the second quarter 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, net sales for the second half of 2004 in the United States, Germany and Japan did not include any sales of the synthetic DNA products, which were included in the 2003 net sales.

Changes in exchange rates continued to affect the growth rate of net sales for the year ended December 31, 2004. A significant portion of our revenues is denominated in European Union euros. Using identical foreign exchange rates for both years, net sales would have increased approximately 5% as compared to the reported increase of 8% for the year ended December 31, 2003. See “Currency Fluctuations.”

Gross Profit

Gross profit was $253.5 million or 67% of net sales in the year ended December 31, 2004 as compared to $229.0 million or 65% of net sales in 2003. The absolute dollar increase is attributable to the increase in net sales partially offset by the currency impact of the stronger euro. The 2003 gross profit includes sales of our synthetic DNA business unit, a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the second half of 2004 does not include any sales of synthetic DNA and related products, which carried a lower gross profit than our consumables products, thus the reported gross profit in 2004 is higher than 2003. Further, the increase in gross profit as a percentage of net sales is also attributable to the increase in net sales of consumable products, partially offset by the currency impact of the stronger euro. Additionally, manufacturing costs incurred at our newer production facilities in Germantown, Maryland and Hilden, Germany, which began production operations in the second and fourth quarters of 2002, respectively, negatively impacted gross profit. These facilities added production capacity, which resulted in increased fixed production costs. These higher fixed costs will continue to be a cost of production in the future, though as production increases and we more fully utilize the additional capacity of these facilities, we expect that gross profit, as a percentage of sales, will increase. In connection with the acquisition of Molecular Staging, Inc. we expensed $1.5 million of inventory to cost of sales in the third quarter of 2004, which will be replaced with products integrating the newly acquired technologies.

Research and Development

Research and development expenses increased 13% to $35.8 million (9% of net sales) in 2004 compared with $31.8 million (9% of net sales) in 2003. Using identical foreign exchange rates for both years, research and development expenses increased approximately 8%. We expanded our German research facility late in 2002, which resulted in increased costs related to research and development starting in the first quarter of 2003. Our U.S. facility located in Germantown, Maryland now includes research and development activities, including those related to siRNA. The increase in research and development expenses is also attributable to the currency impact of the stronger euro, and was partially offset by the sale of our former synthetic DNA business unit in the second quarter of 2004. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

Sales and Marketing

Sales and marketing expenses increased 5% to $87.5 million (23% of net sales) in 2004 from $83.0 million (24% of net sales) in 2003. Using identical foreign exchange rates for each year, sales and marketing expenses increased approximately 5%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional items. The decrease in sales and marketing expenses as a percentage of sales in 2004 is primarily a result of our recent restructuring and relocation efforts. We anticipate that sales and marketing costs may increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses decreased 1% to $41.7 million (11% of net sales) in 2004 from $42.3 million (12% of net sales) in 2003. Using identical foreign exchange rates for both years, general and administrative expenses increased approximately 5%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, until our recent restructuring, continued to expand along with our growth. General and administrative expenses were lower in 2004 as a result of our relocation and restructuring efforts, including the sale of our synthetic DNA business unit, which we sold at the end of June 2004.

Acquisition and Related Costs

Costs related to the acquisition of Molecular Staging, Inc. in the third quarter of 2004 included a $1.5 million charge to cost of sales for a write-down of inventories, which will be replaced with products integrating newly acquired technologies, and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition.

Relocation and Restructure Costs

During 2004 we continued executing on our plans to realign certain operating functions in order to concentrate the locations of our activities and strengthen our operational effectiveness. In December 2003, we began the relocation of certain functions from our subsidiary in Valencia, California to our North American Headquarters located in Germantown, Maryland in order to utilize the capacity of our North American Headquarters in Germantown. In addition, in 2003 we realigned research and development programs, streamlined our product offering and discontinued certain product lines related to certain microarray-related products

As a result of the above plans, in 2004, we recognized approximately $3.8 million in operating expenses related to employee relocation and severance costs. In 2003 we expensed approximately $3.6 million to cost of sales for the write-down of inventories and approximately $1.5 million to operating expenses related to relocating employees, severance for employees not relocating and the write-off of investments. These restructuring and relocation activities were completed in 2004 for a total cost of approximately $8.9 million. Additionally, in 2003 approximately $1.6 million of costs were incurred to complete the closure of the QIAGEN Genomics site in Bothell, Washington, mainly lease related costs.

Other Income (Expense)

Other expense was $11.5 million in 2004 compared to $1.6 million in 2003. This increase in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

In 2004, research and development grant income from European as well as German state and federal government grants decreased to $1.6 million from $2.2 million in 2003. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $67,000 in 2004 as compared to a gain of $1.1 million in 2003. The gain or loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

For the year ended December 31, 2004, interest income increased to $2.9 million from $1.3 million in 2003. Interest income is derived from our investment of funds in investment grade, interest-bearing marketable securities and from cash balances. As of December 31, 2004, we had approximately $30.2 million invested in marketable securities. The weighted average interest rates on the marketable securities portfolio ranged from 1.27% to 1.45% in 2004, compared to 1.37% to 1.46% in 2003.

Interest expense increased to $5.1 million in 2004 compared to $4.6 million in 2003. Interest costs relate primarily to our long-term borrowings of the proceeds from the convertible debt offering along with the long-term debt related to our facility construction.

In 2004, we recorded net losses from equity method investees of $2.2 million compared to $1.8 million in 2003. The loss primarily represents our share of losses from our equity investment in PreAnalytiX. We sell certain products directly as joint venture products and certain products are sold the use of via protocols and related QIAGEN products through QIAGEN. The aggregated PreAnalytiX activities are highly profitable for

QIAGEN. Due to the structure of the joint venture-related activities, the joint venture entity itself, PreAnalytiX GmbH, is expected to report net losses for our fiscal year 2005. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments in start-up companies based on our ownership interest in such companies.

Other expense was $8.5 million in 2004 compared to other income of $286,000 in 2003. This increase in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

Provision for Income Taxes

Our effective tax rate decreased to 33% in 2004 from 36% in 2003. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 25% to approximately 42%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. Further, we received tax benefits in 2004 related to the revaluation of deferred taxes in The Netherlands, the United States, and Norway.

Fiscal Year Ended December 31, 2003 compared to 2002

Net Sales

In 2003, net sales increased 18% to $351.4 million from $298.6 million in 2002. Net sales in the United States decreased to $154.4 million in 2003 from $156.0 million in 2002, and net sales outside the United States increased to $197.0 million in 2003 from $142.6 million in 2002.

Net sales within the United States decreased primarily as a result of the December 2002 closure of the QIAGEN Genomics facility in Seattle. In 2002, QIAGEN Genomics had reported sales of $2.5 million. Following the December 2002 closure, we reduced the resources dedicated to genomics services resulting in lower sales. Net sales at QIAGEN, Inc., located in Valencia, California were overall unchanged, but QIAGEN Inc. continued to experience lower prices on the sale of synthetic DNA products due to greater price competition in the synthetic DNA market. We subsequently sold the majority of our synthetic DNA business unit in June 2004. Net sales at GenoVision Inc., which was acquired in the second quarter of 2002 as part of the acquisition of GenoVision A.S. and is located in Pennsylvania, were $3.2 million in 2003 compared to reported sales of $1.8 million in the second half of 2002.

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

Sales and Marketing

Sales and marketing expenses increased 11% to $83.0 million (24% of net sales) in 2003 from $75.1 million (25% of net sales) in 2002. Using identical exchange rates for each year, sales and marketing expenses increased approximately 3%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional items. We anticipate that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

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

For the year ended December 31, 2003, interest income increased to $1.3 million from $1.2 million in 2002. Interest income is derived from our investment of funds in investment grade, interest-bearing marketable securities and from cash balances. As of December 31, 2003, we had approximately $6.5 million invested in marketable securities. The weighted average interest rates on the marketable securities portfolio ranged from 1.37% to 1.46% in 2003, compared to 1.93% to 2.22% in 2002.

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

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation”. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain or loss on foreign currency transactions was a loss of $67,000 in 2004, a gain of $1.1 million in 2003, and a loss of $2.2 million in 2002, and is included in other income.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2004 and December 31, 2003, we had cash and cash equivalents of $196.4 million and $99.0 million, respectively, and investments in current marketable securities of $30.2 million and $6.5 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. At December 31, 2004, cash and cash equivalents had increased by $97.4 million over December 31, 2003 primarily due to cash provided by operating activities of $53.8 million and financing activities of $95.6 million, offset by cash used in investing activities of $51.1 million. Marketable securities consist of investments in high-grade corporate securities. As of December 31, 2004 and December 31, 2003, we had working capital of $299.0 million and $163.6 million, respectively.

Operating Activities.    For the years ended December 31, 2004 and 2003, we generated net cash from operating activities of $53.8 million and $64.1 million, respectively. Cash provided by operating activities decreased in 2004 compared to 2003 primarily due to increases in deferred taxes and prepaid expenses, partially offset by a loss on the disposition of a significant portion of our synthetic DNA business unit, a decrease in inventories, and increases in accounts payable and accrued liabilities. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $51.1 million of cash was used in investing activities during 2004, compared to $14.1 million in 2003. Investing activities during 2004 consisted principally of the purchase of intangible assets in connection with our acquisition of MSI, proceeds from the disposition of a portion of our synthetic DNA business unit and the purchases of marketable securities along with the purchases of property and equipment in connection with our operations in the U.S. and Germany. At the end of 2002, we had completed the expansion of our production operation facilities in the U.S. and Germany, and during 2003, had continued to make capital investments related to the new facilities.

Financing Activities.    Financing activities provided $95.6 million in cash during 2004, compared to a use of $1.9 million in 2003. Cash provided during the year was primarily due to the long-term borrowings of the convertible debt proceeds from QIAGEN Finance (Luxembourg) S.A., and the issuance of common shares as a result of stock option exercises, partially offset by the repayment of long-term debt and capital lease payments.

We have credit lines totaling $12.1 million at variable interest rates none of which was utilized as of December 31, 2004. Additionally, we have capital lease obligations, including interest, in the amount of $21.9 million. We also carry $204.2 million of long-term debt that consists of three notes payable.

Two of the notes payable are the long-term borrowings of the proceeds from our issuance of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (Luxembourg) S.A., which was established for this purpose. According to the provisions of the Financial Accounting Standards Board Interpretation No. 46 (FIN 46) “Consolidation of Variable Interest Entities,” which is discussed more fully in Note 6 to the Consolidated Financial Statements, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in our consolidated financial statements though we do report the full obligation of the debt through our liabilities to QIAGEN Finance. The net proceeds of the convertible debt were loaned by QIAGEN Finance to our consolidated U.S. and Swiss subsidiaries. The long-term notes payable to QIAGEN Finance have an effective rate of 1.95%, and are due in August 2011. The convertible notes issued by QIAGEN Finance are convertible into shares of our common stock at a conversion price of $12.6449 subject to adjustment. Approximately $58.0 million of the proceeds was used to repay long-term debt at higher interest rates and approximately $29.5 million was used to finance the acquisition of MSI. We intend to use the remaining net proceeds for general corporate purposes. The third note is a note payable of EUR 40.0 million, (approximately $54.2 million at December 31, 2004) which bears interest at a variable interest rate of EURIBOR plus 0.75 percent is due in annual payments of EUR 5.0 million through June 2011.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Currency Hedging

In the ordinary course of business, we purchase foreign currency exchange options to manage potential losses from foreign currency exposures. The options outstanding at December 31, 2004 expire at various dates through February 2005 and have a fair market value of approximately $23,000. These options give us the right, but not the requirement, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize financial instruments for trading or other speculative purposes. Additionally, during 2004, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2004, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and have a fair market value of approximately $4.8 million, which is included in other liabilities in the accompanying consolidated balance sheet at December 31, 2004.

Contractual Obligations

As of December 31, 2004, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$204,152	$6,769	$6,769	$6,769	$6,769	$6,769	$170,307
Capital lease obligations	21,870	1,971	1,674	1,519	1,519	1,519	13,668
Operating leases	17,471	5,639	3,002	2,097	1,326	1,115	4,292
Purchase obligations	13,408	10,026	935	267	176	176	1,828

Total contractual cash obligations	$256,901	$24,405	$12,380	$10,652	$9,790	$9,579	$190,095

In addition to the above and pursuant to the purchase agreements for the 2004 acquisition of Molecular Staging Inc., we could be required to make additional contingent cash payments totaling up to $3.0 million based on revenue milestones in 2005.

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

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

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

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2004, goodwill and intangible assets totaled $56.3 million and $34.8 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
Germany	$20,980,000	$19,934,000
United States	5,478,000	2,991,000
Japan	1,405,000	—
Norway	28,400,000	3,792,000
Switzerland	—	1,858,000
The Netherlands	—	6,183,000

Total	$56,263,000	$34,758,000

In the fourth quarter 2004, we performed our annual impairment assessment of the goodwill (using data as of October 1, 2004) in our U.S., Japan, Norway and German segments in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2004.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL) the utilization of which is not assured and is dependent on generating sufficient taxable income in the future. Although Management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of this Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award. That cost will be recognized in the income statement over the period during which an employee is required to provide service in exchange for the award (often the vesting period). Pro forma disclosure is no longer an alternative. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as was permitted under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

We will continue to apply the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock option plan until the effective date of SFAS No. 123R. Please see Note 2 to our consolidated financial statements in this report for the pro forma impact to net income and earnings per share under SFAS No. 123’s fair value method of accounting for employee stock plans. SFAS 123R must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R on January 1, 2006.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends ARB No. 43 Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. We will adopt SFAS No. 151 effective January 1, 2005, and we do not expect the adoption to have a material impact on our consolidated financial position or results of operations.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We adopted this standard in the first quarter of 2004 and it did not have a material impact on our results of operations or financial position of the Company.

Item 6.    Directors, Senior Management and Employees

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. The Deputy Managing Director is appointed by the Supervisory Board.

Our Supervisory Directors, Managing Directors and executive officers, and their ages as of February 6, 2005, are as follows:

Managing Directors and Deputy Managing Director:

Name	Age	Position
Peer M. Schatz	39	Managing Director, Chief Executive Officer
Roland Sackers	36	Deputy Managing Director, Chief Financial Officer
Dr. Joachim Schorr	44	Managing Director, Senior Vice President, Research and Development
Bernd Uder	47	Managing Director, Senior Vice President, Sales and Marketing

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	63	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Compensation Committee
Dr. Heinrich Hornef	73	Deputy Chairman of the Supervisory Board, Supervisory Director, and Chairman of the Audit Committee
Dr. Metin Colpan	50	Supervisory Director
Jochen Walter	57	Supervisory Director and Member of the Audit Committee
Dr. Franz A. Wirtz	72	Supervisory Director and Member of the Compensation Committee
Erik Hornnaess	67	Supervisory Director and Member of the Audit Committee
Prof. Dr. Manfred Karobath	64	Supervisory Director

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors, Managing Directors, Deputy Managing Director, and the Honorary Chairman. Supervisory Directors and Managing Directors are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Peer M. Schatz joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman, Audit Committee Chairman and Compensation Committee member to Evotec OAI AG and as director to Mulligan BioCapital AG and acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004 an also serves as a member of the German Corporate Governance Commission.

Roland Sackers joined the Company in 1999 and has been Chief Financial Officer and Deputy Managing Director since January 1, 2004. Between 1999 and 2003 he was Vice President Finance of the Company. Between 1995 and 1999 Mr. Sackers acted as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Mr. Sackers has been a member of the Supervisory Board of IBS AG since 2002, a member of the Audit Committee of IBS AG since 2003, and a member of the Board of Directors of Operon Biotechnologies, Inc. since 2004.

Dr. Joachim Schorr joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He has also been nominated as a Managing Director. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999 Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology, which he received at the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences.

Bernd Uder joined QIAGEN in 2001 as Vice President Sales & Marketing and has been Senior Vice President Sales & Marketing since January 1, 2004. He has also been nominated as a Managing Director. Between 1987 and 2001, Mr. Uder was active in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

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

Dr. Heinrich Hornef has been on the Company’s Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He also serves as a deputy chairman on the board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany and as chairman of the advisory board of m-phasys GmbH, Tuebingen. He was a member of the supervisory board of the pharmaceutical company Merck KGaA, in Darmstadt, Germany until March 2004, as well as a member of the partners’ counsel of E. Merck, in Darmstadt, Germany until June 2004. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

Dr. Metin Colpan is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GPC Biotech AG, Ingenium Pharmaceuticals AG and Morphosys AG, each in Munich, Germany and Omnitron AG, in Darmstadt, Germany.

Jochen Walter joined the Supervisory Board of QIAGEN in 1988 and has served on the Audit Committee since 1996. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Düsseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves in the capacities of supervisory board member of RBB Management AG and managing director of UCV Unternehmensberatung- und Beteiligungsgesellschaft mbH, Meerbusch, Germany. He has also served in the capacities of supervisory board member of Rhein Biotech N.V., TRAPO AG, and NETEC AG; advisory board member of RBB Regionale Beteiligungs-u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and managing director and general manager of S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH.

Dr. Franz A. Wirtz has been a member of QIAGEN’s Supervisory Board since 1989. Dr. Wirtz was Managing Director of Grünenthal GmbH, Aachen/Germany, a large, private pharmaceutical company from 1962-1997 and a member of its Advisory Board from 1998-2001. He is Vice Chairman of Paion AG, Aachen and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For 10 years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen whose honorary citizen he became in 2001.

Erik Hornnaess has been a member of the Supervisory Board since 1998 and joined the Audit Committee in 2002. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive Director of AXIS-SHIELDS Group, Scotland, and MEDISTIM A/S, Norway. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

Professor Dr. Manfred Karobath studied medicine and worked from 1967 to 1980; first, in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of

Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D, Switzerland. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President and later he became a member of the Boards of Directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member on the board of directors of Coley Pharmaceutical Group, and as a member on the board of director of IDEA AG.

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

Compensation of Directors and Officers

The table below states amounts earned on an accrual basis by Directors and Officers in 2004. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to Supervisory Board directors in 2004 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees for audit committee members. Board members also receive a variable component, in the form of Stock Options (see below). We did not pay any agency or advisory service fees to members of the Supervisory Board other than to Dr. Colpan for his scientific consulting services. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant.

Year Ended December 31, 2004	Annual Compensation		Long-Term Compensation			Other (2)
Name	Fixed Salary	Variable Cash Bonus (1)	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	$865,000	$127,000	—	117,726	(3)	$1,000
Roland Sackers	$267,000	—	$8,000	53,742	(3)	$3,000
Dr. Joachim Schorr	$232,000	$90,000	$8,000	12,664	(3)	$41,000
Bernd Uder	$247,000	$12,000	$8,000	30,385	(3)	$8,000

Supervisory Board:
Prof. Dr. Detlev H. Riesner	$24,000	—	—	20,000	(4)	—
Dr. Heinrich Hornef	$21,000	—	—	20,000	(4)	—
Dr. Metin Colpan	$12,000	—	—	20,000	(4)	$509,000	(5)
Jochen Walter	$15,000	—	—	20,000	(4)	—
Dr. Franz A. Wirtz	$12,000	—	—	20,000	(4)	—
Erik Hornnaess	$15,000	—	—	20,000	(4)	—
Prof. Dr. Manfred Karobath	$12,000	—	—	20,000	(4)	—

(1)	Includes one-time payments.
(2)	Amounts include, among others, inventor bonus and life insurance. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company.

(3)	Options granted at exercise prices ranging from $8.940 to $10.047, expiring in July and August 2014.
(4)	Options granted at an exercise price of $13.913, expiring in April 2014.
(5)	Fee for scientific consulting services.

The following table sets forth the vested and unvested options of our officers and directors as of February 6, 2005:

Name	Total Vested Options	Total Unvested Options (1)	Expiration Dates	Exercise Prices
Peer M. Schatz	1,149,099	1,100,777	5/2006 to 8/2014	$1.188 to $20.563
Roland Sackers	257,630	78,778	9/2009 to 8/2014	$4.590 to $20.563
Dr. Joachim Schorr	86,147	126,033	10/2011 to 8/2014	$5.190 to $17.90
Bernd Uder	68,555	77,996	3/2011 to 8/2014	$4.590 to $20.563
Prof. Dr. Detlev H. Riesner	93,999	40,001	5/2006 to 4/2014	$1.188 to $20.563
Dr. Heinrich Hornef	35,999	40,001	1/2010 to 4/2014	$6.018 to $20.563
Dr. Metin Colpan	1,030,150	320,000	5/2006 to 4/2014	$1.188 to $20.563
Jochen Walter	29,333	40,001	1/2010 to 4/2014	$6.018 to $20.563
Dr. Franz A. Wirtz	73,999	40,001	2/2007 to 4/2014	$3.219 to $20.563
Erik Hornnaess	65,499	40,001	1/2008 to 4/2014	$5.625 to $20.563
Prof. Dr. Manfred Karobath	35,999	40,001	1/2010 to 4/2014	$6.018 to $20.563

(1)	Includes 2004 option grants.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and consists of three members, Dr. Hornef (Chairman), Mr. Walter, and Mr. Hornnaess, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of the NASDAQ. The Audit Committee recommends and is responsible for the appointment of the independent registered public accounting firm to audit the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, along with pre-approving the fees for such services; reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities Exchange Commission and the Deutsche Boerse.

Compensation Committee

The Compensation Committee consists of two members: Professor Riesner (Chairman) and Dr. Wirtz. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set fourth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all stock option grants, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Employment Contracts

We have entered into employment contracts with our Managing Directors and our Deputy Managing Director. These contracts are listed as Exhibits under Item 19.

We have not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the service of the member. We entered into a consulting agreement with Dr. Colpan pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day (approximately $3,700 at the December 31, 2004 exchange rate) for consulting services.

Employees

As of December 31, 2004, we employed 1,322 individuals, 21% of whom worked in research and development, 32% in sales, 25% in production/logistics, 7% in marketing and 15% in administration.

Country	Research and Development	Sales	Production	Marketing	Administration	Total
United States	11	161	74	34	53	333
Germany	229	106	213	49	98	695
Switzerland	26	18	39	2	13	98
Canada	0	16	0	0	2	18
United Kingdom	0	36	0	5	5	46
France	0	29	0	1	5	35
Australia	0	15	0	0	3	18
Italy	0	8	0	1	3	12
Japan	0	28	0	5	4	37
Norway	10	2	0	0	1	13
Austria	0	4	0	1	2	7
The Netherlands	0	6	0	0	4	10
12/31/2004	276	429	326	98	193	1322

At December 31, 2003 and 2002, we employed 1,533 and 1,651 individuals, respectively. The decrease in the number of employees to 1,322 at December 31, 2004 is primarily due to the 2004 sale of a majority of our synthetic DNA business unit. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

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

Share Ownership

The following table sets forth certain information as of February 6, 2005 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	1.01%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	2,677,436	(7)	1.82%
Dr. Heinrich Hornef, Germany	1,600	(8)	*
Dr. Metin Colpan, Germany	6,454,025	(9)	4.39%
Jochen Walter, Germany	40,000	(10)	*
Dr. Franz A. Wirtz, Germany	1,000,000	(11)	*
Erik Hornnaess, Spain	10,000	(12)	*
Professor Dr. Manfred Karobath, UK	0	(13)	*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of February 6, 2005.
(1)	The number of Common Shares issued and outstanding as of February 6, 2005 was 147,028,657. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.
(2)	Does not include Common Shares subject to options held by such persons at February 6, 2005 and exercisable within 60-days thereafter. See footnotes below for such information on options exercisable at February 6, 2005 and within 60-days thereafter.
(3)	Does not include 1,349,099 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and August 2014.
(4)	Does not include 267,630 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $4.590 to $20.563 per share. 33,334 of these options have sales restrictions. Options expire in increments during the period between September 2009 and August 2014.
(5)	Does not include 86,147 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.190 to $17.900 per share. Options expire in increments during the period between October 2011 and August 2014.
(6)	Does not include 39,925 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $4.590 to $20.563 per share. Options expire in increments during the period between March 2011 and August 2014.
(7)	Does not include 113,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and April 2014. Prof. Riesner also has the option to purchase 162,302 common shares through Credit Suisse First Boston. Includes 2,677,436 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 55,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2014.
(9)	Does not include 1,236,816 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and April 2014. Includes 5,200,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 612,397 common shares through Credit Suisse First Boston.

(10)	Does not include 49,333 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2014.
(11)	Does not include 93,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $3.219 to $20.563 per share. Options expire in increments during the period between February 2007 and April 2014.
(12)	Does not include 85,499 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.625 to $20.563 per share. Options expire in increments during the period between January 2008 and April 2014.
(13)	Does not include 55,999 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2014.

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

The following table sets forth the total amount of options to purchase Common Shares outstanding under the Option Plan, the range of expiration dates of such options and the prices (in U.S. dollars) at which such options may be exercised, as of February 6, 2005. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant or at a premium above fair market value.

	Outstanding Options	Expiration Dates	Exercise Price of Shares
1996 Option Plan	12,981,622	5/2006 to 12/2014	$1.060 to $49.75

During the fourth quarter of 2004 and considering the new accounting implications of SFAS No. 123R, our Supervisory Board approved the acceleration of the vesting of all unvested stock options with a price greater than $10.62 previously awarded to employees and officers. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Options held by our Supervisory Board and Managing Directors were not subject to the acceleration. Our Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and the Company as it will reduce our reported compensation expense in future periods. The impact of this acceleration will be to reduce future compensation expense by approximately $1.4 million after-tax. We are currently working with equity based compensation plan experts to evaluate our stock-based compensation plans and incentive strategies along with the provisions of SFAS No. 123R. Our aim is to implement an equity based compensation plan structure that will give our employees a long-term incentive arrangement, while minimizing our compensation expense.

Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The outstanding options granted prior to October 2004 become exercisable in cumulative annual installments of 33 1/3 percent each, beginning on the first anniversary date of the grant. The vesting and exercisability of certain of these options will be accelerated in the event of a Change of Control, as discussed above. As of February 6, 2005, options to purchase 4,870,000 Common Shares were held by the officers and directors of QIAGEN, as a group.

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

The following table sets forth certain information as of December 31, 2004, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership
FMR Corp. United States	22,022,710	(2)	14.97%

(1)	The number of Common Shares issued and outstanding as of December 31, 2004 was 147,020,207
(2)	Of the 22,022,710 shares attributed to FMR Corp., it has sole voting power over 5,635,011 shares and sole dispositive power of all 22,022,710 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III and Abigail P. Johnson by virtue of their positions, Chairman and Director, respectively, and ownership interests in FMR Corp. This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III, Abigail P. Johnson and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2005, which reported ownership as of December 31, 2004. At December 31, 2003, FMR Corp. beneficially owned 8,003,182 shares representing 5.47% if the total Common Shares issued and outstanding at that time.

Our common stock is traded on the NASDAQ National Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. Based on the information available to us, we estimate that institutional and retail investors in the United States hold approximately 30% to 40% of our common shares.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of February 6, 2005, the officers and directors of QIAGEN as a group beneficially owned 11,665,125 Common Shares or 7.93% of the then outstanding Common Shares.

Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions with the joint venture PreAnalytiX, Operon Biotechnologies, Inc. and QIAGEN Finance.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. To date, both joint venture partners have loaned equal amounts to the venture at a 4.0% interest rate. It is anticipated that both joint venture partners will convert the loan balances to additional capital at some future date. Amounts due to/from PreAnalytiX at year end are summarized as follows:

	As of December 31,
	2004	2003
Loan receivable	$5,192,000	$4,524,000
Accounts receivable	$5,869,000	$828,000
Accounts payable	$114,000	$287,000

In 2004, we sold a significant portion of our synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. We currently have a 16%

ownership interest in OBI and hold one board seat. We also have a Manufacturing and Supply Agreement with OBI, wherein we granted to OBI an exclusive license to manufacture and supply certain RNA products to us. During the year, we also sold to OBI certain technology and licenses for $5.9 million. As of December 31, 2004, we had a loan receivable from OBI of $7.7 million, accounts receivable from OBI of $905,000 and accounts payable to OBI of $510,000.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing our convertible debt. As discussed in Note 6, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included our consolidated financial statements, though we do report the full obligation of the debt through our liabilities to QIAGEN Finance. As of December 31, 2004, we had a loan payable to QIAGEN Finance of $150.0 million, accrued interest due to QIAGEN Finance of $3.5 million, and accounts receivable from QIAGEN Finance of $2.5 million.

In 2004 we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services. During 2004 we paid approximately $509,000 to Dr. Colpan for scientific consulting services under this agreement.

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

Our shareholders approved a four-for-one stock split during fiscal 2000.

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

Effective February 15, 2005, our common shares began being quoted on the NASDAQ National Market under the symbol QGEN. Previously, since June 27, 1996, our common shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our common shares on the NASDAQ National Market. All share prices prior to July 13, 2000 have been restated to reflect the stock split.

	High ($)	Low ($)
Annual
2000	57.375	18.813
2001	35.375	12.380
2002	20.810	4.510
2003	12.850	5.200
2004	15.610	8.740

	High ($)	Low ($)
Quarterly 2003:
First Quarter	6.200	5.340
Second Quarter	10.090	5.200
Third Quarter	12.850	8.480
Fourth Quarter	12.250	10.330

	High ($)	Low ($)
Quarterly 2004:
First Quarter	15.610	12.210
Second Quarter	13.640	10.880
Third Quarter	11.500	8.740
Fourth Quarter	11.670	10.260

2005:
First Quarter (through March 24, 2005)	12.700	10.560

	High ($)	Low ($)
Monthly:
September 2004	11.450	8.740
October 2004	11.670	10.360
November 2004	11.160	10.260
December 2004	11.430	10.400
January 2005	11.150	10.560
February 2005	12.700	10.750

Since September 25, 1997, our common shares were traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our common shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment was discontinued in 2004. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our common shares on the Neuer Markt or the Prime Standard, as applicable. Share prices prior to July 13, 2000 have been restated to reflect the stock splits.

	High (EUR)	Low (EUR)
Annual
2000	60.400	17.650
2001	38.250	13.600
2002	23.450	4.460
2003	12.230	4.930
2004	12.400	7.150

	High (EUR)	Low (EUR)
Quarterly 2003:
First Quarter	5.770	4.930
Second Quarter	8.590	5.200
Third Quarter	12.230	7.430
Fourth Quarter	10.250	8.800

	High (EUR)	Low (EUR)
Quarterly 2004:
First Quarter	12.400	9.550
Second Quarter	11.300	8.950
Third Quarter	9.310	7.150
Fourth Quarter	9.370	7.980

2005:
First Quarter (through March 24, 2005)	9.620	8.200

	High (EUR)	Low (EUR)
Monthly:
September 2004	9.050	7.250
October 2004	9.370	8.250
November 2004	8.710	7.980
December 2004	8.500	8.030
January 2005	8.500	8.140
February 2005	9.640	8.230

Item 10.	Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979”. Set forth is a summary of certain provisions of our Articles of Association, as amended on July 3, 2000 (the “Articles”) and Dutch law, where applicable. Furthermore a Dutch Corporate Governance Code has been published on December 9, 2003 including principles of good corporate governance and best practice provisions (the “Code”). The Code contains the principles and concrete provisions which the persons involved in a listed company (including management board members and supervisory board members) and stakeholders should observe in relation to one another. A listed company should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

Such summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Code.

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

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our annual general meeting on June 16, 2004. The remuneration policy should at least include periodic payments, rewards upon termination of their employment and options to acquire shares and the conditions under which such options can be exercised.

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

Under Dutch law the General Meeting determines the compensation of the members of the Supervisory Board upon the proposal of the compensation committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long term investments.

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

Indemnification

Article 27 of our Articles provide that we shall indemnify every person who is or was a Managing Director or Supervisory Directors against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us.

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

Pursuant to our Articles and the resolution adopted by our general meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares. If our Supervisory Board opposes an intended take-over of our Company and Preference Shares are issued, the nature of the Preference Shares is such that the bidder may as a result withdraw its bid. Alternatively, the bidder could enter into negotiations with our Managing Board and/or Supervisory Board and agree on a higher offer price for our shares. There are currently no Preference Shares outstanding. Preference Shares may only be issued in the event that (i) in the opinion of the Supervisory Board, any person who did not acquire shares at our incorporation, shall, alone or pursuant to a mutual arrangement for co-operation jointly with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an amount of Common Shares or Financing Preference Shares, which in aggregate equals 20% or more of our share capital then outstanding in the form of Common Shares and Financing Preference Shares; (ii) the Supervisory Board shall declare any person to be an “adverse person” upon a determination that such person, alone or together with its affiliates or associates, has become the (beneficial) owner of an amount of Common Shares or Financing Preference Shares which the Supervisory Board determines to be substantial (which amount shall in no event be less than 10% of the shares then outstanding), and a determination that (a) such ownership is intended to cause or pressure us to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or (b) such ownership is reasonably likely to cause a material adverse impact on our business prospects.

On August 2, 2004 we entered into an agreement (the “Option Agreement”) with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the Option Agreement SPAQ was granted an option to acquire such a number of Preference Shares as are equal to the total number of all outstanding ordinary shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands. Its statutory objectives are to protect the interest of QIAGEN and its enterprise and the enterprises of companies which are linked to QIAGEN. SPAQ shall attempt to accomplish its objects by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in the interest of QIAGEN and its stakeholders.

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ two members have been appointed. A board member shall be appointed by the board SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by the board or by the chairman of the board.

Pre-emptive Rights

Under the Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under the Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled provided that it has been authorized by the General Meeting to do so. The Supervisory Board has been granted such authority through June 16, 2009. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the general meeting of shareholders shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

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

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. One or more shareholders representing at least 10% of the issued share capital may request the Managing Board or Supervisory Board in writing, at least sixty days but not more than ninety days before the anniversary of the date on which the prior year’s meeting was convened, to include certain subjects in the agenda. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda. Under Dutch law holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or represents a value of at least EUR 50,000,000 may request the company not later than on the sixtieth day prior to the day of the general meeting to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company.

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

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).

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

According to Dutch law certain resolutions of the Managing Board regarding a significant change in the identity or nature of the company are subject to the approval of the general meeting. The following resolutions of the Managing Board acquire the approval of the general meeting in any event:

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

Provisions which may Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to the Articles (and pursuant to the resolution adopted by our general meeting on June 16, 2004), the Supervisory Board is authorized to issue preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued capital or (ii) a person holding at least a 10% interest in us has been designated as a hostile person by the Supervisory Board. Under the Option Agreement, SPAQ could acquire preference shares subject to the provisions mentioned in this paragraph.

If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed.

Exchange Controls

There are currently no limitations either under the laws of The Netherlands or in our Articles, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in The Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.

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

On December 28, 2004, the protocol amending the Convention entered into force. The protocol provides, amongst other things, for a full exemption of Netherlands withholding tax for certain U.S. corporate shareholders owning at least 80% of QIAGEN voting power for a period of at least twelve months prior to the distribution, again provided such U.S. shareholders do not have a permanent establishment in The Netherlands with which the shares are effectively connected. The protocol generally will be effective for taxable periods beginning on or after January 1, 2005. The provisions of the protocol relating to withholding taxes will be effective for amounts paid or credited on or after February 1, 2005.

Dividends we pay to U.S. pension funds and U.S. tax exempt organizations may be eligible for an exemption from dividend withholding tax. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the Convention.

Dividend Stripping.    A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping”, in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions.

Income Tax and Corporate Income Tax

General.    A non-resident Shareholder will not be subject to Netherlands income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:

(a) the non-resident Shareholder has not made an election for the application of the rules of the Netherlands 2001 Income Tax Act as they apply to residents of the Netherlands; and

(b) the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

(c) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang”, as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”; and

(d) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

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

U.S. Shareholders.    Pursuant to the Convention, the gain derived by a U.S. Shareholder from an alienation of our Common Shares constituting a substantial interest of the Shareholder in QIAGEN, not effectively connected or deemed connected with a permanent establishment or permanent representative of the Shareholder in The Netherlands, is not subject to Netherlands income tax or corporate income tax, provided that the gain from the alienation of our Common Shares is not derived by an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands according to Netherlands tax law and who owns, at the time of the alienation, either alone or together with close relatives, at least 25% of any class of our shares.

Gift and Inheritance Tax

A gift or inheritance of our Common Shares from a non-resident Shareholder will generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom our Common Shares are attributable. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States.

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

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. During the years 2004-2008 such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced, divided by the highest rate of tax normally applicable to dividends, For the purposes of computing the foreign tax credit, dividends paid on our Common Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or financial services income. Recently enacted legislation (the American Jobs Creation Act of 2004, or the “Act”) will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends paid on our Common Shares will generally constitute passive category income but could, in the case of certain US holders, constitute “general category income”. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

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

If we are a PFIC, each of our direct and certain indirect shareholders that is a U.S. person (“U.S. Shareholders”) either (i) may make an election to report currently its pro rata share of our ordinary earnings and net capital gain even if no distributions are actually received from us (the “qualified election”), or (ii) upon a disposition of our Common Shares, including a disposition pursuant to an otherwise tax-free reorganization, or receipt of an “excess distribution” (as defined in the Code), will be subject to tax (including an interest charge) generally as if the gain or distribution were earned ratably over the period in which our Common Shares were held and face other adverse tax consequences. Alternatively, under the “Taxpayer Relief Act of 1997”, effective for taxable years of U.S. persons beginning after December 31, 1997, U.S. Shareholders may make a mark-to- market election with respect to our Common Shares under which the U.S. Shareholder would include in income each year an amount equal to the excess, if any, of the market value of our Common Shares as of the close of the taxable year over the U.S. Shareholder’s adjusted basis in such stock. Under this election, the U.S. Shareholder would be allowed a deduction for the excess, if any, of the adjusted basis of our Common Shares over the market value of the shares as of the close of the taxable year but only to the extent of any net mark-to-market gains with respect to our Common Shares included by the shareholder for prior taxable years. The U.S. Shareholder’s adjusted basis in our Common Shares would be adjusted to reflect the amounts included or deducted under this election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of our Common Shares would be treated as ordinary income. Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on our Common Shares, as well as to any loss realized on the actual sale or other disposition of our Common Shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark to market will apply to the taxable year for which made and all subsequent taxable years, unless our Common Shares cease to be treated as marketable stock or the Secretary of the Treasury consents to the revocation of such election.

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

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. For the year ended December 31, 2004, the weighted average interest rate on our marketable securities portfolio was from 1.27% to 1.45%.

Borrowings against lines of credit are at variable interest rates. We had no outstanding lines of credit at December 31, 2004. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2004, we had $204.2 million in long-term debt, of which $54.2 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2004 earnings by approximately $136,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian krone and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2004 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At December 31, 2004, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2004, we held two foreign currency exchange options each totaling $750,000. One option had a notional exchange rate of EUR/USD 1.355 and expired the end of January 2005. The second totals had an interest rate of EUR/USD 1.360 and expired the end of February 2005.

During 2004, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2004, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

Foreign Currency Exchange Rate Risk

We have production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Item 12.    Description of Securities other than Equity Securities

Not Applicable

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

Item 16A.     Audit Committee Financial Expert

The Board has designated Dr. Heinrich Hornef as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr. Hornef is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

Item 16B.    Code of Ethics

QIAGEN has in place a Code of Conduct that applies to all Directors, officers and employees which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all QIAGEN’s employees, including our principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Item 16C.    Principal Accountant Fees and Services

At our 2004 Annual General Meeting of Shareholders held on June 16, 2004, our shareholders reappointed Ernst & Young LLP to serve as our auditors for the fiscal year ended December 31, 2004. Set forth below are the total fees billed (or expected to be billed with respect to 2004), on a consolidated basis, by Ernst & Young LLP for providing audit services and other professional services in each of the last two fiscal years:

	2004	2003
Audit fees	$487,000	$550,000
Audit related fees	122,000	200,000
Tax fees	216,000	300,000
All other fees	704,000	350,000

Total	$1,529,000	$1,400,000

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission. Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards; internal control reviews; and statutory audit of subsidiaries’ financial statements. Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services. All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes Oxley Act of 2002.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by Ernst & Young LLP. All audit related services, tax services and other services rendered by Ernst & Young LLP were pre-approved by the Audit Committee.

Item 16D.    Exemptions From the Listing Standards for Audit Committees

Not applicable

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-33 included herein.

Item 19.    Exhibits

(A)	The following financial statements, together with the reports of Ernst & Young LLP thereon, are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedule II—Valuation and Qualifying Accounts

(B)	For a list of exhibits filed with this Form 20-F, refer to the exhibit index beginning on page 105.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

	By:	/s/ PEER M. SCHATZ
Dated: April 18, 2005		Peer M. Schatz, Chief Executive Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of QIAGEN N.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of three years in the period ended December 31, 2004. Our audits also include the financial statement schedule listed in the Index at Item 19(A). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in certain circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

McLean, Virginia

February 11, 2005

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$196,375,000	$98,993,000
Marketable securities	30,153,000	6,527,000
Notes receivable	4,630,000	5,583,000
Accounts receivable, net of allowance for doubtful accounts of $2,647,000 and $3,046,000 in 2004 and 2003, respectively	66,098,000	60,962,000
Income taxes receivable	3,551,000	3,182,000
Inventories, net	60,164,000	65,160,000
Deferred income taxes	11,785,000	8,094,000
Prepaid expenses and other	14,328,000	10,360,000

Total current assets	387,084,000	258,861,000

Long-Term Assets:
Property, plant and equipment, net	217,108,000	232,860,000
Long-term marketable securities	—	498,000
Goodwill	56,263,000	30,117,000
Intangible assets, net of accumulated amortization of $8,818,000 and $6,036,000 in 2004 and 2003, respectively	34,758,000	14,521,000
Deferred income taxes	3,114,000	4,604,000
Other assets	16,272,000	10,469,000

Total long-term assets	327,515,000	293,069,000

Total assets	$714,599,000	$551,930,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$6,769,000	$7,909,000
Current portion of capital lease obligations	1,201,000	1,320,000
Accounts payable (of which $1.0 million due to QIAGEN Finance in 2004, see Note 6)	20,157,000	19,481,000
Accrued and other liabilities (of which $2.4 million due to QIAGEN Finance in 2004, see Note 6)	46,879,000	31,344,000
Income taxes payable	10,283,000	23,233,000
Deferred income taxes	2,766,000	11,991,000

Total current liabilities	88,055,000	95,278,000

Long-Term Liabilities:
Long-term debt, net of current portion (of which $150.0 million due to QIAGEN Finance in 2004, see Note 6)	197,383,000	100,444,000
Capital lease obligations, net of current portion	13,737,000	13,716,000
Deferred income taxes	10,372,000	4,119,000
Other	4,676,000	3,587,000

Total long-term liabilities	226,168,000	121,866,000

Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares
Issued and outstanding—147,020,207 shares in 2004 and 146,217,518 shares in 2003	1,495,000	1,485,000
Additional paid-in capital	146,231,000	140,039,000
Retained earnings	211,975,000	163,270,000
Accumulated other comprehensive income	40,675,000	29,992,000

Total shareholders’ equity	400,376,000	334,786,000

Total liabilities and shareholders’ equity	$714,599,000	$551,930,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2004	2003	2002
Net sales	$380,629,000	$351,404,000	$298,607,000
Cost of sales	125,658,000	118,786,000	96,508,000
Cost of sales—acquisition and restructuring	1,454,000	3,618,000	—

Gross profit	253,517,000	229,000,000	202,099,000

Operating Expenses:
Research and development	35,767,000	31,789,000	28,177,000
Sales and marketing	87,506,000	83,005,000	75,086,000
General and administrative	41,715,000	42,269,000	42,030,000
Acquisition and related costs	572,000	—	2,848,000
Relocation, restructuring and related costs	3,817,000	3,048,000	10,773,000

Total operating expenses	169,377,000	160,111,000	158,914,000

Income from operations	84,140,000	68,889,000	43,185,000

Other Income (Expense):
Interest income	2,887,000	1,284,000	1,234,000
Interest expense	(5,101,000)	(4,647,000)	(2,565,000)
Research and development grants	1,608,000	2,221,000	801,000
Gain (loss) on foreign currency transactions, net	(67,000)	1,069,000	(2,208,000)
Loss from equity method investees	(2,243,000)	(1,847,000)	(1,340,000)
Other miscellaneous (expense) income, net	(8,537,000)	286,000	(247,000)

Total other expense	(11,453,000)	(1,634,000)	(4,325,000)

Income before provision for income taxes and minority interest	72,687,000	67,255,000	38,860,000
Provision for income taxes	23,982,000	24,405,000	15,723,000
Minority interest income	—	—	(5,000)

Net income	$48,705,000	$42,850,000	$23,142,000

Basic net income per common share	$0.33	$0.29	$0.16

Diluted net income per common share	$0.33	$0.29	$0.16

Shares used in computing basic net income per common share	146,658,000	145,832,000	144,795,000

Shares used in computing diluted net income per common share	148,519,000	147,173,000	145,787,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE AT DECEMBER 31, 2001	143,463,800	$1,458,000	$123,117,000	$97,278,000	$(8,878,000)	$212,975,000

Net income	—	—	—	23,142,000	—	23,142,000
Unrealized loss, net on marketable securities	—	—	—	—	(2,044,000)	(2,044,000)
Realized loss, net on marketable securities	—	—	—	—	38,000	38,000
Translation adjustment	—	—	—	—	17,470,000	17,470,000

Comprehensive income	—	—	—	—	—	38,606,000
Exercise of stock options	538,114	5,000	2,325,000	—	—	2,330,000
Common stock issued in connection with the acquisition of Xeragon, Inc.	561,123	5,000	7,950,000	—	—	7,955,000
Common stock issued in connection with the acquisition of GenoVision, A.S.	930,426	9,000	13,874,000	—	—	13,883,000
Common stock issued for intangible asset	40,126	1,000	249,000	—	—	250,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	(12,968,000)	—	—	(12,968,000)

BALANCE AT DECEMBER 31, 2002	145,533,589	1,478,000	134,547,000	120,420,000	6,586,000	263,031,000

Net income	—	—	—	42,850,000	—	42,850,000
Unrealized gain, net on marketable securities	—	—	—	—	1,239,000	1,239,000
Realized gain, net on marketable securities	—	—	—	—	(201,000)	(201,000)
Translation adjustment	—	—	—	—	22,368,000	22,368,000

Comprehensive income	—	—	—	—	—	66,256,000
Exercise of stock options	375,508	4,000	2,109,000	—	—	2,113,000
Common stock issued in connection with the acquisition of GenoVision, A.S.	308,421	3,000	2,943,000	—	—	2,946,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	440,000	—	—	440,000

BALANCE AT DECEMBER 31, 2003	146,217,518	$1,485,000	$140,039,000	$163,270,000	$29,992,000	$334,786,000

Net income	—	—	—	48,705,000	—	48,705,000
Unrealized loss, net on forward contracts	—	—	—	—	(500,000)	(500,000)
Unrealized gain, net on marketable securities	—	—	—	—	47,000	47,000
Realized gain, net on marketable securities	—	—	—	—	(481,000)	(481,000)
Translation adjustment	—	—	—	—	11,617,000	11,617,000

Comprehensive income	—	—	—	—	—	59,388,000
Exercise of stock options	802,689	10,000	5,122,000	—	—	5,132,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	775,000	—	—	775,000
Option vesting accelerated in connection with sale of synthetic DNA business unit	—	—	295,000	—	—	295,000

BALANCE AT DECEMBER 31, 2004	147,020,207	$1,495,000	$146,231,000	$211,975,000	$40,675,000	$400,376,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities:
Net income	$48,705,000	$42,850,000	$23,142,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,961,000	25,788,000	24,709,000
Noncash restructure costs	—	4,128,000	7,882,000
In-process research and development	—	—	1,200,000
Tax effect from non-qualified stock options, net	775,000	440,000	(12,968,000)
Provision for losses on accounts receivable	128,000	1,749,000	631,000
Deferred income taxes	(10,474,000)	12,183,000	5,027,000
Loss on disposition of synthetic DNA business unit	9,796,000	—	—
Loss on disposition of property and equipment	159,000	417,000	2,000
(Gain) loss on sale of marketable securities	(481,000)	(201,000)	38,000
Loss on equity method investee	2,243,000	1,847,000	1,340,000
Minority interest	—	—	(5,000)
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	1,109,000	(783,000)	(83,000)
Accounts receivable	(4,193,000)	(5,738,000)	(6,909,000)
Income taxes receivable	(368,000)	8,117,000	543,000
Inventories	2,019,000	(6,396,000)	(18,183,000)
Prepaid expenses and other	(5,282,000)	1,745,000	(601,000)
Other assets	(5,213,000)	(4,102,000)	(1,563,000)
Increase (decrease) in:
Accounts payable	599,000	(6,610,000)	(424,000)
Accrued liabilities	2,450,000	(885,000)	3,155,000
Income taxes payable	(13,009,000)	(11,035,000)	9,778,000
Other	1,874,000	546,000	(25,000)

Net cash provided by operating activities	53,798,000	64,060,000	36,686,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(12,621,000)	(19,558,000)	(59,136,000)
Proceeds from sale of equipment	1,584,000	1,795,000	1,440,000
Purchases of intangible assets	(32,971,000)	(2,777,000)	(2,130,000)
Purchases of investments	—	—	(189,000)
Net proceeds from disposition of synthetic DNA business unit	16,087,000	—	—
Purchases of marketable securities	(37,963,000)	(6,000)	—
Sales of marketable securities	14,860,000	6,489,000	10,958,000
Loan to related party	—	—	(1,675,000)
Investment in unconsolidated subsidiary	(125,000)	—	—
Cash paid for acquisitions, net of cash acquired	—	—	(14,060,000)

Net cash used in investing activities	(51,149,000)	(14,057,000)	(64,792,000)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
	2004	2003	2002
Cash Flows From Financing Activities:
Repayment of lines of credit	—	(972,000)	(5,757,000)
Proceeds from short-term debt	—	3,221,000	—
Repayment of short-term debt	—	(3,409,000)	(295,000)
Principal payments on capital leases	(1,115,000)	(1,249,000)	(1,366,000)
Proceeds from long-term debt	150,077,000	4,705,000	13,140,000
Repayment of long-term debt	(58,471,000)	(6,293,000)	(1,929,000)
Issuance of common shares	5,132,000	2,113,000	2,330,000

Net cash (used in) provided by financing activities	95,623,000	(1,884,000)	6,123,000

Effect of exchange rate changes on cash and cash equivalents	(890,000)	5,981,000	10,416,000
Net increase (decrease) in cash and cash equivalents	97,382,000	54,100,000	(11,567,000)
Cash and cash equivalents, beginning of year	98,993,000	44,893,000	56,460,000

Cash and cash equivalents, end of year	$196,375,000	$98,993,000	$44,893,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$3,664,000	$4,670,000	$4,083,000

Cash paid for taxes	$27,755,000	$14,038,000	$13,731,000

Noncash Investing and Financing Activities:
Common stock issued for intangible asset	$—	$—	$250,000

Note receivable in connection with disposition of assets	$6,189,000	$—	$—

Equipment purchased through capital leases	$—	$1,757,000	$21,000

Acquisitions of:
Net assets and liabilities assumed	$—	$—	$5,119,000

Developed technology and know-how	$—	$—	$8,600,000

Goodwill	$—	$2,946,000	$8,164,000

In-process research and development	$—	$—	$1,200,000

Issuance of common stock	$—	$2,946,000	$21,883,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1.    Description of Business

QIAGEN N.V. and Subsidiaries (the Company) operates exclusively in the life sciences industry developing, producing and distributing biotechnology products and services, primarily for the handling, separation and purification of nucleic acids (DNA/RNA). In addition, QIAGEN sells and/or licenses technologies to others. The Company’s products are used in biological research by universities and research institutions as well as in the diagnostic and applied testing industries. The Company’s products are sold throughout the world, primarily in the United States, Europe and Japan. Similar to most companies in this line of business, the Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of the Company and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term, highly liquid and have an original maturity of less than 90 days at the date of purchase. The Company maintains its cash accounts in highly qualified institutions.

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All investments are classified “available for sale” and stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

Investments are evaluated at least quarterly to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of the time and the extent to which the fair value has been less than cost;

•	the financial condition and near-term prospects of the issuer;

•	the Company’s intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of shareholders’ equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors account receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Write-offs of accounts receivable totaled $383,000, $1.3 million and $253,000 while provisions for doubtful accounts totaled $128,000, $1.7 million and $631,000 for the years ended December 31, 2004, 2003 and 2002, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and consist of the following as of December 31, 2004 and 2003:

	2004	2003
Raw materials	$15,999,000	$15,501,000
Work in process	23,596,000	21,179,000
Finished goods	20,569,000	28,480,000

Total inventories	$60,164,000	$65,160,000

Property, Plant and Equipment

Property, plant and equipment, including equipment under capital lease, are stated at cost. Depreciation is computed using the straight-line and declining balance methods over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other miscellaneous income (expense).

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

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Revenue from consumable product sales is generally recognized upon shipments, when all of the criteria of SAB 104 are achieved. Revenue from the sale and/or licensing of technologies is generally recognized upon delivery to the customer, when all of the criteria of SAB 104 are achieved. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. Revenue from instrumentation equipment is generally not recognized until title passes to the customer, either upon shipment in the case of sales to distributors or written customer acceptance in the case of sales to end users after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period. The Company generally recognizes sequencing and other service revenues on a completed contract basis. For the years ended December 31, 2004, 2003 and 2002, revenues from the sale of all services constitute less than 10 percent of total net sales.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials. Acquired in-process research and development is expensed if technological feasibility has not been demonstrated and there is no alternative use for the in-process technology.

Shipping and Handling Income and Costs

The Company accounts for income and costs related to shipping and handling activities in accordance with the Emerging Issues Task Force Issue No. 00-10, “Accounting for Shipping and Handling Revenues and Costs.” Income from shipping and handling is included with revenue from product sales. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2004, 2003 and 2002, shipping and handling costs totaled $7.8 million, $10.6 million and $10.8 million, respectively.

Advertising Costs

The Company accounts for advertising costs according to Statement of Position 93-7, “Reporting on Advertising Costs”, (SOP 93-7). Accordingly, the costs of advertising are expensed as incurred. Sales materials, such as brochures and catalogues, are accounted for as prepaid supplies and expensed over the expected period of use. Advertising costs for the years ended December 31, 2004, 2003 and 2002 were $1.8 million, $1.4 million and $2.9 million, respectively.

Warranty

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded when consumables are shipped and when title to instrumentation equipment passes to the customer.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109—“Accounting for Income Taxes.” The deferred tax assets and/or liabilities are determined by multiplying the differences between the

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company records tax contingencies when the exposure item becomes probable and reasonably estimable. The Company establishes reserves for tax contingencies that reflect its best estimate of the deductions and credits that it may be unable to sustain, or that it could be willing to concede as part of a broader tax settlement. The tax contingency liability is based on the Company’s estimate of whether additional taxes will be due in the future. Any additional taxes will be determined only upon the completion of current and future tax audits. The timing of such payments cannot be estimated, but the Company expects that they will not be made within one year.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The subsidiaries’ functional currencies are the local currency of the respective country. Balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in accumulated other comprehensive income in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair value of the notes payable to QIAGEN Finance, further discussed in Note 14, was estimated by using available over-the-counter market information on the convertible bond which was issued by QIAGEN Finance, the value of which correlates to the fair value of the loan arrangement the Company has with QIAGEN Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 6).

Derivative Instruments

Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, depending on the type of hedge transaction.

During 2004, QIAGEN’s German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2004, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and have a fair market value of approximately $4.8 million, which is included in other liabilities in the accompanying consolidated balance sheet at December 31, 2004. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The table below presents the notional amounts and the weighted average exchange rates for foreign currency exchange options as of December 31, 2004 and 2003. The options outstanding at December 31, 2004 expire at various dates through February 2005 and have a fair market value of approximately $23,000. The options outstanding at December 31, 2003 expired at various dates through February 2004 and had a fair market value of approximately $77,000. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

	2004		2003
Functional Currency:	Notional Amount	Notional Weighted Average Exchange Rate	Notional Amount	Notional Weighted Average Exchange Rate
European Union euro	$750,000	1.3550	$1,000,000	1.1600
European Union euro	$750,000	1.3600

Stock-Based Compensation

At December 31, 2004, the Company has a stock option plan, which is described more fully in Note 15. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant.

SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123,” requires the presentation of certain pro forma information as if the Company had accounted for its stock-based employee compensation under the fair value method. For purpose of this disclosure, the fair value of the option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for option grants:

	2004	2003	2002
Risk-free interest rate	3.00%	2.56%	3.44%
Stock price volatility	66%	73%	76%
Expected life (in years)	5.45	6	6
Dividend rate	0.0%	0.0%	0.0%
Weighted average fair value of options granted	$6.82	$5.41	$5.18

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option value models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. Because the Company’s stock-based compensation plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation model does not necessarily provide a reliable single measure of the fair value of awards from this plan.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2004 and considering the new accounting implications of SFAS No. 123 (revised 2004) “Share-based Payment” (SFAS 123R), the Company accelerated the vesting of 829,000 stock options that had a price greater than or equal to the fair market value of the Company’s common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Options held by the Supervisory and Managing Boards were not subject to the acceleration. Under the accounting guidance of APB 25, the accelerated vesting did not result in any compensation expense as these options had no intrinsic value. The acceleration, however, will allow the Company to avoid recording approximately $1.4 million, after tax, of future compensation expense that would have been required to be recognized under SFAS 123R. Upon adoption of SFAS 123R in the third fiscal quarter of 2005, the Company will not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of the Company’s shareholders and the Company as it will reduce reported compensation expense in future periods. The Company is currently working with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS 123R. The Company’s aim is to implement an equity based compensation plan structure that will give the employees a long-term incentive arrangement while minimizing compensation expense.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	2004	2003	2002
Net income, as reported	$48,705,000	$42,850,000	$23,142,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(12,224,000)	(11,740,000)	(5,689,000)

Proforma net income	$36,481,000	$31,110,000	$17,453,000

Earnings per share:
Basic—as reported	$0.33	$0.29	$0.16
Basic—proforma	$0.25	$0.21	$0.12
Diluted—as reported	$0.33	$0.29	$0.16
Diluted—proforma	$0.25	$0.21	$0.12

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

Authoritative Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R, which is a revision of FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values over the expected period of service. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position.

The full impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Management is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options.

The Company will continue to apply the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for the stock option plan until the effective date of SFAS 123R. Please see Note 2 to the consolidated financial statements in this report for the pro forma impact to net income and earnings per share under SFAS No. 123’s fair value method of accounting for employee stock plans. SFAS 123R must be adopted no later than January 1, 2006. The Company expects to adopt SFAS 123R on January 1, 2006.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends ARB No. 43 Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. The Company will adopt SFAS No. 151 effective January 1, 2005, and the adoption will not have a material impact on the consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The Company adopted this standard in the first quarter of 2004 and it did not have a material impact on our results of operations or financial position of the Company.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Net Income per Common Share

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
	2004	2003	2002
Weighted average number of common shares used to compute basic net income per common share	146,658,000	145,832,000	144,795,000
Dilutive effect of stock options	1,861,000	1,341,000	992,000

Weighted average number of common shares used to compute diluted net income per common share	148,519,000	147,173,000	145,787,000

Outstanding stock options having no dilutive effect, not included in above calculation	5,430,000	7,166,000	5,730,000

Outstanding warrants having no dilutive effect, not included in above calculation	11,862,000	—	—

4.    Acquisitions and Disposals

In September 2004, the Company completed the acquisition of key assets of Molecular Staging, Inc. (MSI) of New Haven, Connecticut. MSI is a privately held company which had developed a range of proprietary products and services based on its Multiple Displacement Amplification (MDA) and Rolling Circle Amplification (RCAT) technology. The key application of MDA is whole genome amplification (WGA) which is designed to eliminate limitations created by the scarce quantities of DNA samples available for customers to perform an increasing number of analyses. The technology portfolio acquired from MSI adds a new dimension of customer benefit and is in the Company’s core focus on pre-analytical solutions. The primary reason for the acquisition was to enable the Company to provide customers a solution for the limitations of scarce DNA samples. Following QIAGEN-based nucleic acid purification, WGA provides precise, complete and nearly unlimited copies of the entire genome and thereby creates a sufficient quantity of DNA from even the smallest amounts of starting material enabling a practically unlimited number of analyses. QIAGEN intends to launch a series of kits integrating the newly acquired technology to address specific customer needs in early 2005. MSI’s WGA activities are in the process of being integrated into the Company’s operations in Hilden, Germany.

Under the terms of the acquisition agreement, QIAGEN acquired the major assets of MSI for $28.5 million in cash and incurred direct acquisition costs of $1.0 million. The Company agreed to pay additional potential earn-out amounts of up to $6.75 million based on revenue milestones in 2004 and 2005 of which the first milestone of $3.75 million was earned in 2004 and paid in February 2005. In connection with the acquisition, the Company expensed costs of approximately $2.1 million, which includes a $1.5 million charge to cost of sales related to inventory which will be replaced with products integrating the newly acquired technologies and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition. Using the results of an independent appraisal, the purchase price was initially allocated as follows: $1.2 million to license agreement, $13.0 million to developed technology (both to be amortized over 14 years), and $15.3 million to goodwill, which is deductible for income tax purposes. Based on the estimated fair market value at September 27, 2004, $100,000 was allocated to equipment acquired.

In June 2004, the Company sold a significant portion of its synthetic DNA business unit to a group of investors, including a former member of management for $24.3 million, of which $17.8 million was paid in cash and the remainder is to be paid over a five year period ending in June 2009. The synthetic DNA business unit had operations located in the United States, Germany and Japan. The Company incurred a net loss related to the sale

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of such business of approximately $9.8 million, which was included in other miscellaneous expense in 2004. The net loss included net costs of $4.1 million on the transaction, severance costs of $2.7 million and lease termination and facility exit costs of $3.0 million.

In June 2002, the Company completed the acquisition of GenoVision A.S. and subsidiaries. GenoVision was formed in 1998 and is located in Oslo, Norway. Subject to the terms of the acquisition agreement, the Company paid approximately $14.3 million in cash and issued 930,426 shares of common stock (valued at approximately $13.9 million) in exchange for all the capital stock of GenoVision. The Company agreed to pay an earn-out of up to $3.0 million based on GenoVision’s performance in the twelve months following the acquisition. The earn out was paid in August 2003 by issuing 308,421 additional shares of the Company’s common stock (valued at approximately $2.9 million) and paying related expenses of approximately $118,000. These amounts are reflected as an increase to goodwill. In 2002, in connection with this merger, the Company expensed costs of approximately $2.8 million, which include $1.2 million of in-process research and development and $1.6 million for equipment impairment. The acquisition, accounted for as a purchase under SFAS No. 141 “Business Combinations”, included the purchase of all of the stock of GenoVision, which, including acquisition costs, resulted in a total purchase price of $29.5 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value. Independent appraisers utilizing proven valuation procedures and techniques determined the value of the intangible assets acquired. These intangible assets include acquired in-process research and development, developed technology and know-how, and goodwill. As a result of the appraisal, $3.6 million was allocated to developed technology and is being amortized on a straight line basis over ten years, $700,000 was allocated for contractual worldwide rights of sequence specific primers for gene-based tissue typing, and is being amortized on a straight line basis over three and one-half years, and approximately $18.9 million was allocated to goodwill. A charge of $1.2 million for purchased in-process research and development was included in acquisition and related costs in the Company’s 2002 results. This charge represents the estimated fair value based on risk-adjusted cash flows related to the in- process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. The results of GenoVision’s operations prior to the date of acquisition were not significant. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition.

In April 2002, the Company completed the acquisition of Xeragon, Inc. of Huntsville, Alabama., pursuant to an agreement and plan of merger. In connection with this acquisition, the Company issued 561,123 common shares valued at $8.0 million, to the shareholders of Xeragon in exchange for all of the outstanding capital stock of Xeragon. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA. The acquisition, accounted for as a purchase under SFAS No. 141, included the purchase of all of the stock of Xeragon, which, including acquisition costs, resulted in a total purchase price of $8.2 million. A portion of the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair market value when acquired. Independent appraisers utilizing proven valuation procedures and techniques determined the value of the intangible assets acquired. These intangible assets include developed technology and goodwill. As a result of the appraisal, approximately $3.8 million was allocated to goodwill, $4.0 million was allocated to developed technology and is being amortized on a straight line basis over ten years, $300,000 was allocated to non-compete agreements which was once amortized straight line based over three years until June 2004, at which time the remaining balance of approximately $80,000 was expensed in connection with the sale of the synthetic DNA business unit. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition. Since Xeragon was established late in 2001, the results of its operations prior to the date of acquisition were not significant.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Relocation and Restructure

In line with the Company’s focus of streamlining and strengthening its operations, during 2004 the Company completed the realignment of certain operating functions, primarily in the United States, including the relocation of some of these functions to the Company’s North American Headquarters in Germantown, Maryland, which opened in 2002. In the second quarter of 2004 restructuring costs were incurred in connection with the sale of the majority of the Company’s synthetic DNA business unit. The Company expensed approximately $3.8 million of restructuring and relocation costs in 2004. These costs consisted primarily of relocation and severance costs of $2.5 million, lease and facility costs of $1.0 million, and other costs of $297,000. In 2003, the Company realigned research and development programs, discontinued certain product lines related to the microarray business and refocused resources dedicated to certain products. During 2003, the Company expensed costs incurred in connection with these activities of $5.1 million, consisting of $798,000 due to employee relocation and severance, $3.6 million related to inventory write-downs, $511,000 for investment write-off, and $190,000 related to lease and facility costs. These relocation and restructuring efforts were substantially completed at the end of 2004 at a total cost of approximately $8.9 million.

During December 2002, the Company decided to close the QIAGEN Genomics site in Bothell, Washington. As a result of the closure and related re-focus of this business, the Company expensed approximately $10.8 million in the fourth quarter of 2002. Relocation and restructure costs consisted of severance and other costs of $2.7 million, a non-cash write-off of facilities, equipment and other assets of $4.7 million and a non-cash write-off of intangible assets, including developed technology and goodwill, of $3.2 million. Additional costs in the first quarter of 2003 associated with the closure were approximately $1.6 million, primarily for lease termination. The closure and relocation was completed in the second quarter of 2003.

Changes in the relocation and restructure accrual for the years ended December 31, 2004 and 2003, including accruals for severance, lease termination and facility exit costs incurred in connection with the sale of the synthetic DNA business unit discussed in Note 4, are as follows:

	Accrual Balance 12/31/2003	2004 Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2004
Relocation, severance and employee related	$488,000	$3,358,000	$(2,863,000)	$983,000
Lease and facility	698,000	2,624,000	(1,537,000)	1,785,000
Inventory	324,000	132,000	(380,000)	76,000
Other	19,000	292,000	(241,000)	70,000

	$1,529,000	$6,406,000	$(5,021,000)	$2,914,000

	Accrual Balance 12/31/2002	2003 Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2003
Relocation, severance and employee related	$1,670,000	$480,000	$(1,662,000)	$488,000
Lease and facility	30,000	1,194,000	(526,000)	698,000
Inventory	—	324,000	—	324,000
Other	395,000	166,000	(542,000)	19,000

	$2,095,000	$2,164,000	$(2,730,000)	$1,529,000

6.    Variable Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” replacing the original interpretation issued in January

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2003. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46. Thus, the investment continues to be accounted for under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity, PreAnalytiX GmbH, is expected to report net losses at least through the end of 2005.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing the Company’s convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes due in 2024 (the “Notes”) through QIAGEN Finance, and in turn the proceeds were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed the Notes, and has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. According to the provisions of FIN 46, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. QIAGEN N.V. accounts for its investment in QIAGEN Finance as an equity investment pursuant to APB No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance in the loss from equity method investees.

The Company has concluded that the rest of its equity investments, which are not material to the Company’s financial position, do not require consolidation as they are either not variable interest entities or in the event they are variable interest entities, QIAGEN is not considered to be the primary beneficiary.

7.    Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, forward contracts and available-for-sale marketable securities. Deferred taxes on the unrealized gains and losses are not significant. The following table is a summary of the components of accumulated other comprehensive income:

	2004	2003
Net unrealized (loss) gain on marketable securities	$(338,000)	$96,000
Net unrealized (loss) gain on forward contracts	(500,000)	—
Foreign currency translation adjustments	41,513,000	29,896,000

Accumulated other comprehensive income	$40,675,000	$29,992,000

8.    Marketable Securities

At December 31, 2004 and 2003, the Company had investments in marketable securities classified as current, as the Company’s plan is generally not to hold its investments until maturity in order to take advantage

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of market conditions. Unrealized gains and losses, net of any realized amounts are included in other comprehensive income.

At December 31, 2004, the company held one investment with a fair market value of $30.2 million and cost of $30.5 million. This investment has been in a loss position for less than 12 months and the Company believes that the loss is a result of the change in market interest rates and is not related to any specific event. Therefore the Company believes that it will fully recover the initial cost of this investment. There is no fixed maturity date on this investment.

The contractual maturities of corporate debt securities at December 31, 2003 were as follows:

	2003
Maturities due:	Cost	Fair Value
One to five years	$5,057,000	$5,035,000
Over ten years	1,500,000	1,492,000

	$6,557,000	$6,527,000

At December 31, 2003, the gross unrealized losses on these securities were $30,000.

At December 31, 2003, the Company held 50,000 shares in Genome Pharmaceuticals Corporation AG (GPC), classified as a long-term marketable security. At December 31, 2003, these shares had a fair market value of $498,000 with a gross unrealized gain of $127,000 included in other comprehensive income. In February 2004, the Company sold the shares and realized a gain of approximately $552,000.

For the years ended December 31, 2004, 2003 and 2002, proceeds from sales of available-for-sale securities totaled $14.9 million, $6.5 million and $11.0 million, respectively, and, calculated on the specific identification method, realized gains during 2004 totaled $481,000, realized gains during 2003 totaled $201,000 and realized loss during 2002 totaled $38,000.

9.    Property, Plant and Equipment

Property, plant and equipment, including equipment under capital lease, are summarized as follows as of December 31, 2004 and 2003:

	2004	2003
Land and buildings	$172,866,000	$164,997,000
Machinery and equipment	69,073,000	82,349,000
Computer software	23,329,000	22,841,000
Furniture and office equipment	37,026,000	39,450,000
Leasehold improvements	8,928,000	11,717,000
Construction in progress	6,242,000	4,020,000

	317,464,000	325,374,000
Less: Accumulated depreciation and amortization	(100,356,000)	(92,514,000)

Property, plant and equipment, net	$217,108,000	$232,860,000

Amortization of assets reported under capital leases is included within accumulated depreciation and amortization above for the years ended December 31, 2004 and 2003, respectively. For the years ended

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002 depreciation and amortization expense totaled $20.2 million, $23.5 million and $21.4 million, respectively. Repairs and maintenance expense was $4.5 million, $5.2 million and $4.2 million in fiscal years 2004, 2003 and 2002, respectively.

During 2001, QIAGEN Sciences, Inc. received state and county loans totaling $3.6 million to be used for land purchase and facility construction costs. Upon QIAGEN Sciences’ achievement of certain employment levels, these loans are permanently forgiven. Upon forgiveness, the amounts will be recorded as a reduction to the cost of the assets. Should the criteria not be met, the loans becomes payable. At December 31, 2004, $2.2 million of the loans had been converted to a grant as determined by the ratio of the actual employment level to the target level. At December 31, 2004 and 2003, the balance of $1.4 million and $1.6 million, respectively, is included in other long-term liabilities in the accompanying consolidated balance sheets.

10.    Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. A summary of these investments as of December 31, 2004 and 2003 is as follows:

	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) for the years ended December 31,
Company		2004	2003	2004	2003	2002
PreAnalytiX GmbH	50.0%	$1,319,000	$1,119,000	$(2,243,000)	$(1,847,000)	$(1,340,000)
QBM Cell Science	19.5%	$571,000	$553,000	$18,000	$—	$—
QIAGEN Finance	100.0%	$176,000	$—	$51,000	$—	$—

	Ownership Percentage	Cost Investment at December 31
Company		2004	2003
Zeptosens AG	17.3%	$—	$2,589,000
Coley Pharmaceutical Group, Inc	1.2%	$1,414,000	$1,414,000
Operon Biotechnologies, Inc.	16.0%	$4,000,000	—

The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book value from the most recent financial statements. These investments are included in other long-term assets and other long-term liabilities in the accompanying consolidated balance sheets.

11.    Intangible Assets

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the consolidated financial statements. With the adoption of this statement on January 1, 2002, goodwill and indefinite life intangibles are no longer subject to amortization over the estimated useful life. Goodwill is assessed for impairment each year using a fair-value-based test.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth the intangible assets by major asset class as of December 31, 2004 and December 31, 2003:

	Weighted Average Life	2004		2003
		Gross Carrying Amount	Gross Accumulated Amortization	Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	9 years	$20,780,000	$(6,438,000)	$12,194,000	$(4,593,000)
Developed technology	12 years	22,792,000	(2,380,000)	8,363,000	(1,443,000)

		$43,572,000	$(8,818,000)	$20,557,000	$(6,036,000)

Unamortized Intangible Assets:
Goodwill		$56,263,000		$30,117,000

The changes in the carrying amount of goodwill, by geographical segment, for the year ended December 31, 2004, are as follows:

	Norway	United States	Japan	Germany	Total
Balance at December 31, 2003	$24,659,000	$3,758,000	$1,340,000	$360,000	$30,117,000
Molecular Staging, Inc. acquisition	—	—	—	19,062,000	19,062,000
Adjustment to deferred taxes	1,490,000	1,720,000	—	—	3,210,000
Effect of foreign currency translation	2,251,000	—	65,000	1,558,000	3,874,000

Balance at December 31, 2004	$28,400,000	$5,478,000	$1,405,000	$20,980,000	$56,263,000

The acquisition of Molecular Staging, Inc. on September 27, 2004 resulted in the addition of $1.2 million to patent and license rights and $13.0 million to developed technology, both of which will be amortized over 14 years.

The Company has completed the fair-value based test for impairment of goodwill and intangible assets. For the year ended December 31, 2004 and 2003, the fair value of goodwill and intangible assets exceeded their book value and consequently the Company had no impairment charges. As a result of the closure of the QIAGEN Genomics facility, the balances of $1.2 million of goodwill and $1.8 million of developed technology were written off and included in relocation and restructure costs in the accompanying consolidated statement of income for the year ended December 31, 2002.

Amortization expense on intangible assets totaled approximately $2.5 million, $2.1 million and $1.9 million, respectively, for the years ended December 31, 2004, 2003 and 2002. Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2005	$3,588,000
2006	$3,324,000
2007	$3,322,000
2008	$3,197,000
2009	$2,774,000

In connection with the adoption of SFAS No. 142, intangibles are assessed for recoverability considering the contract life as well as the period of time over which the intangible will contribute to future cash flow. The

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred.

12.    Income Taxes

The Company has recorded a net deferred tax asset of $1.8 million and a net deferred tax liability of $3.4 million at December 31, 2004 and 2003, respectively.

The components of the net deferred tax (liability) asset at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax asset:
Allowance for bad debts	$809,000	$683,000
Bonus/commission accrual	151,000	191,000
Vacation accrual	296,000	519,000
Warranty accrual	186,000	155,000
Accrued liabilities	2,441,000	937,000
Depreciation and amortization	372,000	722,000
Tax credits	377,000	516,000
Net operating loss carryforward	6,400,000	9,923,000
Inventories	3,236,000	2,799,000
Deferred revenues	1,115,000	936,000
Capitalized start-up costs	1,796,000	1,773,000
Capital leases	632,000	486,000
United States state income taxes	118,000	—
Other	808,000	896,000
Valuation allowance	(1,029,000)	(2,346,000)

	17,708,000	18,190,000

Deferred tax liability:
Depreciation and amortization	(10,163,000)	(10,204,000)
Devaluation of Intercompany loan	—	(7,681,000)
Inventory	(683,000)	(602,000)
Accrued liabilities	(739,000)	(746,000)
Intangibles	(3,999,000)	(1,688,000)
United States state income taxes	(39,000)	(334,000)
Other	(324,000)	(347,000)

	(15,947,000)	(21,602,000)

Net deferred tax assets (liabilities)	$1,761,000	$(3,412,000)

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2004 and 2003 as follows:

	2004	2003
Current deferred tax asset	$11,785,000	$8,094,000
Current deferred tax liabilities	(2,766,000)	(11,991,000)
Non-current deferred tax asset	3,114,000	4,604,000
Non-current deferred tax liabilities	(10,372,000)	(4,119,000)

Net deferred tax (liabilities) assets	$1,761,000	$(3,412,000)

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2004 and 2003, the Company had net operating loss (NOL) carryforwards in the U.S. of approximately $2.2 million and $3.1 million, respectively. In addition, the Company had state NOL carryforwards equal to approximately $2.3 million and $6.3 million at December 31, 2004 and 2003, respectively. These U.S. NOLs as of December 31, 2004 do not expire but are subject to certain limitations. As of December 31, 2004 and 2003, the Company had NOL carryforwards outside of the U.S. totaling approximately $19.5 million and $22.4 million, respectively. These NOLs were primarily generated from operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately $13.8 million at December 31, 2004, expire in various years through 2014. The balance does not expire.

Deferred tax assets as of December 31, 2004 and 2003, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of $1.0 million and $2.3 million, respectively, to a net amount that management believes is more likely than not to be realized. The decrease of this valuation allowance in 2004 from $2.3 million to $1.0 million is primarily due to changes in circumstances which caused a change in judgment about the realizability of the related deferred tax asset in future years. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made. During 2004, adjustments were made to correct the deferred tax liability related to the recent acquisitions, resulting in corresponding adjustments to goodwill. This correction did not have a material impact on the results of operations or the financial position of the Company

Income before income taxes for the years ended December 31, 2004, 2003 and 2002 consisted of:

	Years Ended December 31,
	2004	2003	2002
United States pretax income	$22,151,000	$24,253,000	$2,962,000
Non-United States pretax income	50,536,000	43,002,000	35,898,000

	$72,687,000	$67,255,000	$38,860,000

The provisions for income taxes for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years Ended December 31,
	2004	2003	2002
Current—United States federal taxes	$7,957,000	$383,000	$312,000
—United States state taxes	1,468,000	(522,000)	1,147,000
—Non-United States taxes	17,122,000	11,013,000	10,318,000

	26,547,000	10,874,000	11,777,000

Deferred—United States federal taxes	(1,325,000)	6,605,000	1,074,000
—United States state taxes	214,000	1,515,000	(252,000)
—Non-United States taxes	(1,454,000)	5,411,000	3,124,000

	(2,565,000)	13,531,000	3,946,000

Total provision for income taxes	$23,982,000	$24,405,000	$15,723,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Differences between the provision for income taxes and income taxes at the United States statutory federal income tax rate for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years Ended December 31,
	2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at United States statutory federal rate	$25,440,000	35.0%	$22,867,000	34.0%	$13,213,000	34.0%
United States state income taxes, net of federal income tax effect	1,307,000	1.8	783,000	1.2	389,000	1.0
Non-United States taxes at rates greater than United States statutory federal rate	(1,534,000)	(2.1)	1,793,000	2.7	900,000	2.3
Benefit from facility closure	—	—	(1,985,000)	(3.0)	—	—
Nondeductible goodwill amortization	—	—	—	—	446,000	1.2
Nondeductible purchased in- process research & development	—	—	—	—	336,000	0.9
Other items, net	(1,231,000)	(1.7)	947,000	1.4	439,000	1.1

Total provision for income taxes	$23,982,000	33.0%	$24,405,000	36.3%	$15,723,000	40.5%

13.    Accrued Liabilities

Accrued liabilities at December 31, 2004 and 2003 consist of the following:

	2004	2003
Royalties	$6,754,000	$8,760,000
Payroll and related accruals	9,734,000	7,420,000
Deferred revenue	5,881,000	4,122,000
Sales and other taxes	1,200,000	2,796,000
Professional and other fees	1,845,000	2,238,000
Relocation and restructuring costs	2,914,000	1,529,000
Warranty	1,229,000	1,247,000
Acquisition and related costs	4,007,000	—
Accrued Interest on long-term debt, due to QIAGEN Finance	2,410,000	—
Other	10,905,000	3,232,000

Total accrued liabilities	$46,879,000	$31,344,000

14.    Lines of Credit and Debt

The Company has six separate lines of credit amounting to $12.1 million, with interest rates ranging from 4.61 percent to 6.75 percent, none of which was utilized at December 31, 2004. There were no short-term borrowings outstanding at December 31, 2004 and 2003. Interest expense on line of credit and short-term borrowings was $9,000 and $115,000 for the years ended December 31, 2003 and 2002, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt consists of the following:

	2004	2003
3.75% note due in semi-annual payments of EUR 639,000, repaid in 2004	$—	$8,856,000
EUR 40.0 million note payable bearing interest at EURIBOR (2.13% and 2.10% at December 31, 2004 and 2003, respectively) plus 0.75%, payment of EUR 5.0 million (approximately $6.8 million at December 31, 2004) due annually through June 2011	54,152,000	56,022,000
Note payable bearing interest at LIBOR plus 1.28%, repaid in 2004	—	43,475,000
Notes payable bearing interest at an effective rate of 1.95% due in one payment of $150,000,000 in August 2011	150,000,000	—

Total long-term debt	204,152,000	108,353,000
Less current portion	6,769,000	7,909,000

Long-term portion	$197,383,000	$100,444,000

The loan agreement related to the note payable of EUR 40.0 million contains certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2004.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2004, $150.0 million is included in long-term debt for the amount of Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 1.95% and are due in August 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2004 was approximately $164.6 million. The Company has reserved the 11.9 million shares of common stock for issuance in the event of conversion.

Future principal maturities of long-term debt as of December 31, 2004 are as follows:

Year ending December 31,
2005	$6,769,000
2006	6,769,000
2007	6,769,000
2008	6,769,000
2009	6,769,000
Thereafter	170,307,000

$204,152,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest expense, net of capitalized interest of approximately $3.2 million in 2002, on long-term debt was $3.8 million, $3.1 million and $1.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

15.    Stock Options

On April 30, 1996, the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan). The Option Plan allows for incentive stock options, as well as for non-qualified options, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, the options granted prior to October 2004 vest over a three-year period. During 2004 the Company accelerated the vesting of certain options, as discussed in Note 2. The vesting and exercisability of certain options will be accelerated in the event of a Change of Control, as defined in the Option Plan. The exercise price of the options is determined by the Supervisory Board or by the Compensation Committee, and to date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company has reserved approximately 18.6 million shares of common stock for issuance under this plan.

Information regarding the Option Plan as of December 31, 2002, 2003 and 2004, and changes during the years then ended is summarized as follows:

	Option Shares	Weighted Average Exercise Price
December 31, 2001	8,231,657	$16.28

Granted	4,468,457	$9.65
Exercised	(538,114)	$4.59
Forfeited	(903,220)	$20.40

December 31, 2002	11,258,780	$13.88

Granted	3,347,097	$8.91
Exercised	(375,508)	$5.64
Forfeited	(874,369)	$7.53

December 31, 2003	13,356,000	$12.62

Granted	2,193,500	$11.43
Exercised	(802,689)	$6.44
Forfeited	(1,699,072)	$15.92

December 31, 2004	13,047,739	$12.36

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2004, 2003 and 2002, options were exercisable with respect to 9,479,455, 6,791,673 and 5,108,991 common shares at a weighted average price of $13.39, $14.83 and $13.72 per share, respectively. The options outstanding at December 31, 2004 expire in various years through 2014. Information about stock options outstanding at December 31, 2004 is summarized as follows:

Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 1.06 - $ 4.59	1,320,874	3.47 Years	$2.86	1,178,318	$2.65
$ 4.88 - $ 6.01	2,028,383	7.31 Years	$5.67	1,132,212	$5.57
$ 6.02 - $ 8.76	1,312,891	5.68 Years	$7.71	1,064,807	$7.86
$ 8.77 - $ 9.40	1,306,311	7.44 Years	$8.99	1,075,562	$8.93
$ 9.85 - $10.81	1,434,738	8.84 Years	$10.36	389,279	$10.48
$10.94 - $13.03	1,411,896	8.98 Years	$12.16	1,000,846	$12.13
$13.10 - $15.48	1,627,227	7.48 Years	$14.74	1,072,085	$14.80
$16.75 - $20.56	1,356,914	6.26 Years	$19.25	1,317,841	$19.25
$20.80 - $47.75	1,207,395	5.82 Years	$33.12	1,207,395	$33.12
$49.75 - $49.75	41,110	5.58 Years	$49.75	41,110	$49.75

$ 1.06 - $49.75	13,047,739	6.89 Years	$12.36	9,479,455	$13.39

16.    Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2018. Certain facility and equipment leases constitute capital leases. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations.

Minimum future obligations under capital and operating leases at December 31, 2004 are as follows:

	Capital Leases	Operating Leases
2005	$1,971,000	$5,639,000
2006	1,674,000	3,002,000
2007	1,519,000	2,097,000
2008	1,519,000	1,326,000
2009	1,519,000	1,115,000
Thereafter	13,668,000	4,292,000

	21,870,000	$17,471,000

Less: Amount representing interest	(6,932,000)

	14,938,000
Less: Current portion	(1,201,000)

	$13,737,000

Rent expense under noncancelable operating lease agreements was $7.5 million, $6.5 million and $7.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase Commitments

At December 31, 2004, the Company had commitments with several vendors to purchase certain products during 2005, 2006, 2007, 2008 and 2009 totaling approximately $10.0 million, $935,000, $267,000, $176,000 and $176,000, respectively.

Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. As of December 31, 2004 and 2003, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of December 31, 2004 appropriately reflects the estimated cost of such warranty obligations.

Pursuant to the purchase agreements for the acquisition of MSI, QIAGEN could be required to make additional contingent cash payments totaling up to $6.75 million based on revenue milestones in 2004 and 2005. Any contingent payments will be accounted for as additions to the purchase price. As of December 31, 2004, the first milestone of $3.75 million was achieved and was paid in February 2005.

17.    Employee Benefits

In September 1992, QIAGEN, Inc. (Valencia) adopted the QIAGEN, Inc. Employees 401(k) Savings Plan (the Plan). The purpose of the Plan is to provide retirement benefits to all eligible employees, which include employees of QIAGEN, Inc., QIAGEN Sciences, Inc. and QIAGEN Genomics, Inc. Matching contributions and profit sharing contributions may be made to the Plan at the discretion of the Supervisory Board. In 2004, 2003 and 2002, total matching contributions to the Plan were approximately $556,000, $852,000 and $293,000, respectively.

QIAGEN Operon, a subsidiary in our synthetic DNA business unit which was sold during 2004, adopted a defined contribution plan effective January 1, 1994, benefiting substantially all QIAGEN Operon employees. QIAGEN Operon made matching contributions at the discretion of the Supervisory Board. In 2004, 2003 and 2002 matching contributions to the plan totaled approximately $127,000, $215,000 and $272,000, respectively.

As of December 31, 2004, QIAGEN GmbH has a retirement plan for one employee. In 2003, this plan also covered one officer. The present value of the future compensation obligation of $506,000 and $416,000 has been accrued in the accompanying consolidated financial statements at December 31, 2004 and 2003, respectively.

During 2003, QIAGEN GmbH established a defined contribution plan for certain executives. The Company makes matching contributions up to an established maximum. In 2004 and 2003, matching contributions to the plan totaled approximately $82,000 and $48,000, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 1999, QIAGEN KK established a retirement plan for one officer. The employee is entitled to a lump sum distribution based on a formula tied to years of service. As such, an amount of $609,000, $390,000 and $295,000 has been accrued in the accompanying consolidated financial statements at December 31, 2004, 2003 and 2002, respectively.

18.    Licensing Agreements

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to ten percent of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $6.8 million and $8.8 million at December 31, 2004 and 2003, respectively. Royalty expense relating to these agreements amounted to $20.9 million, $17.4 million and $13.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

19.    Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in sum immaterial except for certain transactions with the joint venture PreAnalytiX, Operon Biotechnologies, Inc. and QIAGEN Finance.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. To date, both joint venture partners have loaned equal amounts to the venture at a 4.0% interest rate. It is anticipated that both joint venture partners will convert the loan balances to additional capital at some future date. Amounts due to/from PreAnalytiX at year end are summarized as follows:

	As of December 31,
	2004	2003
Loan receivable	$5,192,000	$4,524,000
Accounts receivable	$5,869,000	$828,000
Accounts payable	$114,000	$287,000

In 2004, the Company sold a significant portion of its synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. The Company also has a Manufacturing and Supply Agreement with OBI, wherein QIAGEN granted to OBI an exclusive license to manufacture and supply certain RNA products to the Company. During the year, the Company also sold to OBI certain technology and licenses for $5.9 million. As of December 31, 2004, the Company had a loan receivable from OBI of $7.7 million, accounts receivable from OBI of $905,000 and accounts payable to OBI of $510,000.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing the Company’s convertible debt. As discussed in Note 6, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2004, the Company had a loan payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.5 million, and accounts receivable from QIAGEN Finance of $2.5 million.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services. During 2004 the Company paid approximately $509,000 to Dr. Colpan for scientific consulting services under this agreement.

20.    Segment and Related Information

The Company operates exclusively in the life sciences industry generating revenue from the sale of products and services primarily for the separation and purification of nucleic acids (DNA/RNA). In addition, the Company markets synthetic nucleic acids (RNAi products) and sells and/or licenses technologies to others. Reportable segments are based on the geographic locations of the subsidiaries. The reportable segments derive revenues from all of the Company’s product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

The Company’s reportable segments include the Company’s production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of the Company’s subsidiaries in Canada, France, Australia, Italy and Austria). The Company’s holding company and a sales subsidiary are located in the Netherlands.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	2004	2003	2002
Net Sales
Germany	$163,841,000	$153,143,000	$136,334,000
United States	271,107,000	261,366,000	221,762,000
Switzerland	37,936,000	34,916,000	30,953,000
Japan	41,563,000	46,839,000	34,937,000
United Kingdom	31,511,000	24,651,000	19,252,000
Norway	100,000	1,974,000	1,859,000
Other Countries	55,857,000	46,172,000	27,871,000

Subtotal	601,915,000	569,061,000	472,968,000
Intersegment Elimination	(221,286,000)	(217,657,000)	(174,361,000)

Total	$380,629,000	$351,404,000	$298,607,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net sales are attributed to countries based on the location of the Company’s subsidiary. During 2004, 2003 and 2002, no single customer represented more than ten percent of consolidated net sales. United States export sales did not exceed ten percent of consolidated net sales during fiscal 2004, 2003 or 2002.

	2004	2003	2002
Intersegment Sales
Germany	$(90,220,000)	$(82,639,000)	$(86,432,000)
United States	(103,740,000)	(106,980,000)	(65,754,000)
Switzerland	(24,592,000)	(19,676,000)	(20,454,000)
Japan	(2,596,000)	(6,293,000)	(60,000)
Norway	(68,000)	(1,811,000)	(1,471,000)
Other Countries	(70,000)	(258,000)	(190,000)

Total	$(221,286,000)	$(217,657,000)	$(174,361,000)

All intersegment sales are accounted for by a formula based on local list prices and eliminated in consolidation.

	2004	2003	2002
Operating Income (Loss)
Germany	$28,670,000	$22,355,000	$28,573,000
United States	36,473,000	32,641,000	4,802,000
Switzerland	1,492,000	(798,000)	269,000
Japan	8,206,000	8,432,000	7,090,000
United Kingdom	6,348,000	3,967,000	3,525,000
Norway	(2,577,000)	(2,623,000)	(2,874,000)
Other Countries	9,620,000	6,932,000	2,410,000
The Netherlands	(3,455,000)	(3,047,000)	(2,326,000)

Subtotal	84,777,000	67,859,000	41,469,000
Intersegment elimination	(637,000)	1,030,000	1,716,000

Total	$84,140,000	$68,889,000	$43,185,000

The Netherlands component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

	2004	2003	2002
Depreciation and Amortization
Germany	$11,331,000	$12,158,000	$11,037,000
United States	7,506,000	9,719,000	10,817,000
Switzerland	1,680,000	1,524,000	995,000
Japan	393,000	592,000	707,000
United Kingdom	271,000	242,000	91,000
Norway	702,000	767,000	412,000
Other Countries	398,000	398,000	278,000
The Netherlands	680,000	388,000	372,000

Total	$22,961,000	$25,788,000	$24,709,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004	2003
Assets
Germany	$274,158,000	$292,107,000
United States	229,720,000	157,117,000
Switzerland	82,767,000	41,879,000
Japan	27,098,000	36,393,000
United Kingdom	13,023,000	10,929,000
Norway	41,373,000	38,279,000
Other Countries	29,340,000	20,713,000
The Netherlands	257,935,000	180,046,000

Subtotal	955,414,000	777,463,000
Intersegment Elimination	(240,815,000)	(225,533,000)

Total	$714,599,000	$551,930,000

Assets of The Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2004 and 2003, for Switzerland, the net investment in equity method investees was negative totaling $7.0 million and $4.8 million, respectively. The Netherlands had a net investment in equity method investees of $747,000 as of December 31, 2004.

	2004	2003	2002
Capital Expenditures
Germany	$8,048,000	$6,816,000	$35,506,000
United States	2,580,000	8,374,000	17,944,000
Switzerland	1,040,000	1,356,000	1,967,000
Japan	192,000	548,000	3,131,000
United Kingdom	84,000	1,496,000	97,000
Norway	10,000	102,000	239,000
Other Countries	639,000	518,000	252,000
The Netherlands	28,000	348,000	—

Total	$12,621,000	$19,558,000	$59,136,000

	2004	2003
Long-Lived Assets
Germany	$174,374,000	$137,542,000
United States	93,242,000	96,954,000
Switzerland	9,719,000	8,553,000
Japan	2,384,000	5,263,000
United Kingdom	1,226,000	1,428,000
Norway	32,581,000	29,084,000
Other Countries	1,166,000	1,433,000
The Netherlands	9,709,000	8,208,000

Total	$324,401,000	$288,465,000

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Balance at Beginning of Year	Foreign Exchange and Other	Provision Charged to Expense	Write-Offs	Balance at End of Year
Year Ended December 31, 2002:
Allowance for doubtful accounts	$2,048,000	$14,000	$631,000	$(253,000)	$2,440,000

Year Ended December 31, 2003:
Allowance for doubtful accounts	$2,440,000	$206,000	$1,700,000	$(1,300,000)	$3,046,000

Year Ended December 31, 2004:
Allowance for doubtful accounts	$3,046,000	$(144,000)	$128,000	$(383,000)	$2,647,000

S-1

QIAGEN N.V.

Exhibit Index

1.1	Articles of Association as confirmed by notorial deed as of July 6, 2000 (English translation) (1)

*2.1	Credit Contract for a Club Deal between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated July 12, 2004 (English Translation)

*2.2	Declaration by QIAGEN N.V. to Deutsche Bank Aktiengesellschaft dated July 12, 2004

*2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004

*2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004

4.1	Lease between QIAGEN GmbH and Brixton Estate Deutschland GmbH dated March 14, 1997 (the “Albert-Einstein-Str. Lease” (Filed as Exhibit 10.1(a)) (2)

4.2	The “Albert-Einstein-Str. Lease” Contract Summary (Filed as Exhibit 10.1(b)) (2)

4.3	Master Agreement among Becton, Dickinson and Company, Becton Dickinson Sample Collection GmbH, QIAGEN AG, and QIAGEN N.V., dated August 5, 1999 (Filed as Exhibit 10.1) (3)

4.4	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (3)

4.5	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (3)

4.7	Employment Agreement by and between DIAGEN Institute for Molecular Biological Diagnostics GmbH. and Mr. Peer M. Schatz, dated February 24, 1993 (English Translation) (Filed as Exhibit 4.11) (4)

4.8	Employment Agreement by and between QIAGEN AG and Peer M. Schatz, dated May 29, 1998 (English Translation) (Filed as Exhibit 4.12) (4)

4.9	Employment Agreement between QIAGEN N.V. and Peer M. Schatz, dated October 5, 2000 (Filed as Exhibit 4.14) (4)

4.10	Change in Control Agreement between QIAGEN N.V. and Peer M. Schatz, as of September 30, 2002 (Filed as Exhibit 4.18) (4)

4.11	Letter between QIAGEN GmbH and Peer M. Schatz Regarding Addition of a Change in Control Provision, as of September 30, 2002 (English Translation) (Filed as Exhibit 4.20) (4)

4.12	Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated July 1, 1992 (English Translation) (Filed as Exhibit 4.21) (5)

4.13	Supplement to Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated June 22, 1999 (English Translation) (Filed as Exhibit 4.22) (5)

*4.14	Letter between QIAGEN GmbH and Dr. Joachim Schorr, Regarding Addition of a Change in Control Provision, dated March 24, 2003 (English Translation)

*4.15	Letter between QIAGEN GmbH and Dr. Joachim Schorr, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation)

4.16	Employment Agreement by and between QIAGEN GmbH and Bernd Uder, dated March 1, 2001 (English Translation) (Filed as Exhibit 4.25) (5)

*4.17	Letter between QIAGEN GmbH and Bernd Uder, Regarding Addition of a Change in Control Provision, dated October 9, 2003 (English Translation)

*4.18	Letter between QIAGEN GmbH and Bernd Uder, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation)

*4.19	Employment Agreement by and between QIAGEN GmbH and Roland Sackers, dated January 1, 2004 (English Translation)

*4.20	Employment Agreement by and between QIAGEN North American Holdings, Inc. and Roland Sackers, dated January 5, 2004

*4.21	Change in Control Agreement between QIAGEN North American Holdings, Inc. and Roland Sackers, as of September 30, 2003

*4.22	Employment Agreement by and between QIAGEN N.V. and Roland Sackers, dated August 5, 2004

*4.23	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003

*4.24	Letter between QIAGEN GmbH and Peer M. Schatz, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation)

4.25	QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (filed as exhibit 10.3) (6)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Deputy Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Deputy Managing Director and Chief Financial Officer

*15.1	Consent of Ernst & Young LLP

*	Included in this filing
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2002.
(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 21, 1998.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2003.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 26, 2004
(6)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on July 30, 2003.