Form 20-F
period 2005-12-31
QIAGEN NV
filed 2006-04-03
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

None

The number of outstanding common shares as of December 31, 2005 was 148,455,864.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17 ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in The Netherlands, the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States include, inter alia: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, and LiquiChip® . Registered trademarks in countries outside of the United States include: QIAexpress®, QIAwell®, QIABRANE™, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag® ,QuantiScript®, UltraSens®, ProofTaq™, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, VARISPAN™, RNAprotect®, DNAprotect®, LiquiChip®, CryoCell®, LabelStar™, ROSYS™, RNAiFect™, Easylabel™ and EasyXpress™. In 2004 four trademark applications were filed in Germany, Countries of the European Community, Japan and the United States of America for BioSprint, AllPrep™, and Qproteome.

KingFisher® is a registered trademark of Thermo Electron Corp. GeneChip® is a registered trademark of Affymetrix, Inc. SYBR® is a registered trademark of Molecular Probes Inc.

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

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 15, 2006, was $1.2045 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetables

Not applicable.

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data at December 31, 2005 and 2004 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003, 2002 and 2001, is derived from audited consolidated financial statements not included herein.

Selected Financial Data (amounts in thousands, except per share data)

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2005	2004	2003	2002	2001
Consolidated Statement of Income Data:
Net sales	$398,395	$380,629	$351,404	$298,607	$263,770
Cost of sales	122,755	125,658	118,786	96,508	79,673
Cost of sales—acquisition and restructuring related	439	1,454	3,618	—	—

Gross profit	275,201	253,517	229,000	202,099	184,097

Operating Expenses:
Research and development	39,100	35,767	31,789	28,177	26,769
Sales and marketing	94,689	87,506	83,005	75,086	64,830
General and administrative	40,123	41,715	42,269	42,030	36,022
Relocation and restructure costs	—	3,817	3,048	10,773	—
In-process research and development	3,239	—	—	—	—
Acquisition, integration and related costs	3,213	572	—	2,848	3,000

Total operating expenses	180,364	169,377	160,111	158,914	130,621

Income from operations	94,837	84,140	68,889	43,185	53,476

Other income (expense), net	2,427	(11,453)	(1,634)	(4,325)	2,847

Income before provision for income taxes and minority interest	97,264	72,687	67,255	38,860	56,323
Provision for income taxes	35,039	23,982	24,405	15,723	21,896
Minority interest (income) expense	—	—	—	(5)	8

Net income	$62,225	$48,705	$42,850	$23,142	$34,419

Basic net income per common share(1)	$0.42	$0.33	$0.29	$0.16	$0.24

Diluted net income per common share(1)	$0.41	$0.33	$0.29	$0.16	$0.24

Weighted average number of common shares used to compute basic net income per common share	147,837	146,658	145,832	144,795	142,962
Weighted average number of common shares used to compute diluted net income per common share	150,172	148,519	147,173	145,787	145,055

(1)	Computed on the basis described for net income per common share in Note 3 of the “Notes to Consolidated Financial Statements”.

	December 31,
	2005	2004	2003	2002	2001
Consolidated Balance Sheet Data:
Cash and cash equivalents	$191,700	$196,375	$98,993	$44,893	$56,460
Working capital	$278,586	$299,029	$163,583	$111,554	$119,448
Total assets	$765,298	$714,599	$551,930	$454,511	$356,968
Total long-term liabilities, including current portion	$230,086	$234,138	$131,095	$112,331	$88,333
Total shareholders’ equity	$450,457	$400,376	$334,786	$263,031	$212,975
Common shares	$1,513	$1,495	$1,485	$1,478	$1,458
Shares outstanding	148,456	147,020	146,218	145,534	143,464

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

Risks Related to Our Business

An inability to manage our growth, the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $216.8 million in 2000 to $398.4 million in 2005. In 2002, we opened a research and manufacturing facility in Germantown, Maryland and manufacturing and administration facilities in Germany. Additionally, we have made several acquisitions and are likely to make more. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

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

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

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

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2005, we owned 67 issued patents in the United States, 47 issued patents in Germany and 295 issued patents in other major industrialized countries. In addition, at December 31, 2005, we had 321 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages.

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

Our primary competition stems from traditional separation, purification and handling methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

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

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers and if shipments from these suppliers are delayed or interrupted, we will be unable to manufacture our products.

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

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Canada and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We operate U.S. facilities in West Chester, Pennsylvania (sales and research and development), Valencia, California (customer service and technical service), Germantown, Maryland and San Francisco, California (manufacturing and research and development). We also operate a research and development facility in Oslo, Norway. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American, European, and Japanese subsidiaries.

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

Our senior management consists of an Executive Committee comprised of QIAGEN’s most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors or Deputy Managing Director could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

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

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2005 of approximately $197.4 million, of which $5.9 million is due in June 2008, $41.4 million is due in annual installments from June 2006 through June 2011, and the balance of which will become due in August 2011. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

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

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries in the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA), international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this new regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain such clearance or approvals can significantly damage our business in such segments. Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

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

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares. The lending arrangements entered into by QIAGEN GmbH limits the amount of distributions that can be made by QIAGEN GmbH to QIAGEN N.V. during the period the borrowings are outstanding. This facility will expire in June 2011. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Risks Related to Our Common Shares

Our common shares may have a volatile public trading price.

The market price of the common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the past two fiscal years, the closing price of our common shares has ranged from a high of $15.61 to a low of $8.74 on the NASDAQ National Market System, and a high of EUR 12.40 to a low of EUR 7.15 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

Holders of our common shares will not receive dividend income.

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

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2005, we had outstanding 148,455,864 common shares plus 13.6 million additional shares subject to outstanding stock options, of which 13.4 million were then exercisable. A total of approximately 19.3 million common shares are reserved and available for issuances under our stock plan, including those shares subject to outstanding stock options. The resale of common shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 11.9 million common shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (the “Articles”) provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions and pursuant to the resolution adopted by our general meeting on June 16, 2004, our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

In 2004 we also granted an option to a Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. See “Description of Share Capital—Preference Shares.”

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

Item 4.    Information on the Company

History and Development of the Company

We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company for our wholly owned subsidiaries. Our legal seat is in Venlo, The Netherlands. As a holding company, we conduct our business through our subsidiaries located throughout Europe, Japan, Australia, North America and East Asia. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. Our website is www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. We have experienced significant growth in the past, with a five year compound annual growth through December 31, 2005 of approximately 13% in net sales and 24% in net income, as reported under U.S. GAAP. In the last five years we have made a number of strategic acquisitions and have also restructured some of our key operations. Significant events in the development of our business in 2005 include:

•	At the end of the fourth quarter we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition adds to our core strategic focus, represents an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and adds a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification. In connection with this acquisition, we incurred a $2.5 million charge for purchased in-process research and development and incurred $664,000 in acquisition related costs, primarily related to the impairment of inventory and fixed assets as a result of the acquisition.

•	During the third quarter, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In connection with this acquisition, we incurred a $25,000 charge for purchased in-process research and development. We acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS—(Surface Tension Segmented) BiochipTM sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•	Additionally during the third quarter, we obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. At December 31, 2005, the transaction was pending Chinese government approval and was subject to customary closing conditions. We completed this transaction in February 2006.

•	During the second quarter, we completed the acquisition of two companies. We acquired artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, which is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. We also acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible. In connection with these acquisitions, we incurred a $714,000 charge for purchased in-process research and development and incurred $2.1 million in acquisition related costs, primarily related to the impairment of fixed and other assets as a result of the acquisition. During the second quarter we also opened a sales subsidiary in Sweden to serve the Scandinavian region.

•	Additionally during the second quarter we acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, Inc. In combination with our consumable and automation technologies, the RNAture solutions have the potential to provide a new dimension of value to our customers in high-throughput gene expression analysis and siRNA in research and drug development.

Capital expenditures for property, plant and equipment totaled $13.7 million, $12.6 million, and $19.6 million for the years ended December 31, 2005, 2004 and 2003.

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

Our Products

We offer over 300 products for a variety of applications in the handling, separation, purification, and subsequent use of nucleic acids and proteins. These products enable our customers to efficiently pursue their research and commercial goals. The main categories of our products include:

•	Consumables: We offer most of our consumable products in kit form to maximize customer convenience and reduce user error. These kits contain our proprietary disposable handling, separation and purification devices and/or other proprietary technologies, all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit includes devices and reagents for a number of preparations ranging from one to thousands. Each kit is covered by our quality guarantee. Major applications for our consumable products are plasmid DNA purification; RNA stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Beginning in 2005, we now offer validated PCR assays which allow real-time PCR based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. The majority of assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU.

•	Instrumentation: Our BioRobot systems offer walk-away automation of nucleic acid preparation in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments to our OEM partners.

•	Other: We offer custom services, siRNA synthesis, whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

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

Our research and development organization is matrix structured and is overseen by our Senior Vice President of Research & Development. We conduct most of our research and development activities in Germany, Switzerland, Norway and the U.S. Our organization structure allows us flexibility to refocus our product development efforts as new technologies or markets emerge. The total number of research and development employees at December 31, 2005 was 321. Our total research and development expenses in 2005, 2004 and 2003 were approximately $39.1 million, $35.8 million, and $31.8 million, respectively. In 2005 we introduced several significant new products, including:

•	The launch of validated molecular diagnostic solutions for avian flu (H5N1) virus detection. Our market and technology leading portfolio for such testing now includes a next generation real-time PCR (polymerase chain reaction)-based artus™ Influenza/H5 LC RT-PCR kit that sets new standards in the combination of sensitivity and speed and allows comprehensive detection of the influenza virus in human samples.

•	The launch of human druggable genome siRNA Set V2.0, which enables highly efficient and effective RNAi studies of 6’992 potential human druggable targets.

•	The launch of GeneGlobe, that we believe is the world’s first and largest product portfolio for integrated genome-wide RNAi and SYBR® Green-based RT-PCR. The offering addresses a critical need in research and drug development—the link between RNAi solutions and the corresponding gene expression assay used in the subsequent qPCR-based knockdown validation. We believe that this new offering represents a substantial improvement over current offerings and that it provides access to a new dimension of value for customers in the rapidly growing field of RNAi.

•	QIAGEN and Affymetrix Inc. announced the launch of the new GeneChip® Globin-Reduction kits and associated protocol developed in conjunction with PreAnalytiX—a joint venture between QIAGEN N.V. and Becton Dickinson and Company. The new kits optimize the PreAnalytiX PAXgene™ Blood RNA System for use with Affymetrix GeneChip technology and improve gene expression profile results of cellular RNA extracted from whole blood.

•	The launch of a strategically important new product line for protein sample preparation which positions us as a leading provider for proteomic sample fractionation kits. This Qproteome TM product line is believed to represent one of the broadest, most comprehensive and technologically most advanced solution portfolios for the fractionation and depletion of proteins.

•	The launch of what is believed to be the world’s first and largest product portfolio for integrated genome-wide RNAi and SYBR® Green-based RT-PCR assays.

•	Acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, and launched as TurboCapture Kits for high throughput RNA purification.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have subsidiaries in the markets that we believe have the greatest sales potential—the United States, Germany, the United Kingdom, Switzerland, France, Japan, China, Australia, Canada, Norway, Italy, and several other countries. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over

400 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers serving more than 30 countries.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and inform them of new product offerings. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training without charge. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products. We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Nature, Science, and BioTechniques, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer a personalized bi-monthly electronic newsletter for our worldwide customers that provides helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and online ordering system, various support tools and resources. Some information is available on our website in French and German to support these local markets. We also have a Japanese language site (www.qiagen.co.jp).

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position, while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the handling, separation and purification of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories such as the United States National Institutes of Health (NIH), as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, and applied testing such as forensics, veterinary diagnostics, genetically modified organisms (GMO) and other food testing. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 390,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized early on the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over

300 nucleic acid handling, separation and purification products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of native proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to our products. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also the basis to more than 140,000 ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

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

The success of nucleic acid-based molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. The QIAGEN BioRobot series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on the BioRobot EZ1, BioRobot M48/96, BioRobot 9604 and BioRobot MDx are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus, subsequently renamed QIAGEN Hamburg GmbH. QIAGEN Hamburg is offering a broad range of real-time PCR assays for viral and bacterial pathogen detection and are a perfect fit with our sample preparation kits. The majority of assays from QIAGEN Hamburg are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by QIAGEN sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to QIAGEN customers. All assays are PCR-licensed for human diagnostic and veterinary diagnostic purposes and provide all features such controls, ready-to-use reagents and comprehensive technical documentation needed in a routine diagnostic testing environment. In addition, we are entering into partnerships or other agreements with established companies in the molecular diagnostics market.

Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation, modification and detection solutions. Successes in crime cases due to DNA analyses, public debates about genetically modified organisms (GMO) and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. A range of assays from QIAGEN Hamburg is marketed to end users in applied testing markets such as veterinary diagnostics and biodefense laboratories.

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

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. See Note 20 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales	2005	2004	2003
Germany*	$187,381,000	$163,841,000	$153,143,000
United States*	268,684,000	271,107,000	261,366,000
Switzerland*	36,957,000	37,936,000	34,916,000
Japan*	34,733,000	41,563,000	46,839,000
United Kingdom	32,752,000	31,511,000	24,651,000
Other Countries*	74,248,000	55,957,000	48,146,000

Subtotal	634,755,000	601,915,000	569,061,000
Intersegment Elimination+	(236,360,000)	(221,286,000)	(217,657,000)

Total	$398,395,000	$380,629,000	$351,404,000

—————

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We do not depend on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products for the separation and purification of nucleic acids as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 67 issued patents in the United States, 47 issued patents in Germany and 295 issued patents in other major industrialized countries, and have 321 pending patent applications. Worldwide, we own 409 granted patents. Our policy is to file patent applications in

Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with QIAGEN is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of employees, the agreements provide that all inventions conceived by the individual in the course of employment with QIAGEN will be our exclusive property.

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

Competition

We believe that our primary competition involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing nucleic acid separation and purification products in kit form and reagents for PCR and transfection. Competitors include: Promega Corp., Invitrogen Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp. for PCR reagents; Invitrogen Corp. and Promega Corp. for transfection reagents, Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products, with regard to purity, speed, reliability, and ease-of-use.

We believe that our competitors do not have the same comprehensive approach to pre-analytical solutions, including nucleic acid handling, separation and purification and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we offer the value of standardization of procedures and therefore more reliable results.

Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that developments by others will not render our technologies or products non-competitive.

Suppliers

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels, and to guard against normal volatility in availability.

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

Sales volumes of certain of our products in development may be dependent on commercial sales by our customers of diagnostic and pharmaceutical products, which will require preclinical studies and clinical trials and other regulatory requirements. Trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA) and equivalent agencies in other countries, and involve substantial uncertainties. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, as of December 7, 2003, all in vitro diagnostic products sold in the European Union had to bear the CE mark, which indicates compliance with the requirements of the In Vitro Diagnostic Directive. Our failing to obtain such clearance or approvals can significantly damage our business in such segments.

Organizational Structure

QIAGEN N.V. is the holding company for 27 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly owned, and their country of incorporation, is included in Exhibit 8.1 to this Annual Report.

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

Our facilities in Hilden, Germany currently occupy a total of approximately 530,000 square feet, some of which is leased pursuant to separate contracts expiring between the years 2006 and 2018. In two separate transactions between July 1997 and February 1998, QIAGEN purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land at a cost of EUR 55.4 million (approximately $69.8 million). During 2005, we purchased the previously leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden. Construction on the new facility is expected to begin in 2006 and be completed in the second quarter of 2007. The new logistics center will occupy approximately 48,000 square feet and will cost an estimated EUR 8.4 million.

We increased our production capacity with the establishment of a manufacturing and research facility in the United States. In 1999, QIAGEN Sciences, Inc. purchased an 18-acre site for approximately $3.2 million in Germantown, Maryland. Construction began in March 2000, and in November 2000 QIAGEN Sciences exercised the option to purchase an additional adjacent lot of approximately 6 acres for $1.2 million. The purchase of this additional lot allows for future expansion of up to 400,000 square feet of additional facility space. Construction was financed primarily by intercompany loans and long-term bank debt. Early in 2002, construction on the manufacturing portion of the facility was completed at a cost of approximately $57.5 million. The 200,000 square foot Maryland facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. Construction of siRNA/RNA research and development lab and production space, as well as additional office space, was completed in the first quarter of 2003 at a cost of approximately $3.9 million. QIAGEN Sciences is integrated with our other North American and European subsidiaries through our SAP business information systems and utilizes production-planning, quality management and inventory management modules from SAP in order to increase efficiency.

Our corporate headquarters are located in leased office space in Venlo, The Netherlands. Other subsidiaries throughout the world lease small amounts of space.

We believe that our existing and planned production and distribution facilities can support our planned production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We believe we do not have any material issues relating to these laws and regulations.

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

Results of Operations

Overview

We produce and distribute biotechnology products, primarily for the handling, separation and purification of biological samples prior to their analysis (pre-analytical processing). A substantial portion of our sales comes from products that address the pre-analytical processing of nucleic acids (DNA/RNA). In addition, we sell PCR- and siRNA- related products and services, as well as license and sell technology or the rights to it. We believe that we are the world’s leading provider of innovative enabling technologies and products for nucleic acid handling, separation and purification, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We operate exclusively in the life sciences industry, and develop, manufacture and market a broad portfolio of proprietary technologies and products to meet the needs of the academic and industrial research, applied testing and molecular diagnostics markets. Our products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and other countries (consisting of subsidiaries in Canada, France, Australia, Italy, Austria, China, Sweden (which services Sweden, Norway, Finland and Denmark), Malaysia and The Netherlands, which services Belgium, The Netherlands and Luxembourg). Our principal research, production and manufacturing facilities are located in Germany, the United States, Switzerland, China and Norway. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offering. Our Luxembourg subsidiary, QIAGEN Finance, which was established as the financing vehicle for the issuance of convertible debt, is not consolidated.

Since 2000, we have had compound annual growth of approximately 13% in net sales and 24% in net income based on reported U.S. GAAP results. In recent years we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•	At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition adds to our core strategic focus, represents an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and adds a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification.

•	During the third quarter of 2005, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In August we acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•	Additionally during the third quarter of 2005, we obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. At December 31, 2005, the transaction was pending Chinese government approval and subject to customary closing conditions. We closed the transaction in February 2006.

•	During the third quarter we opened a subsidiary in Malaysia.

•	During the second quarter of 2005, we completed the acquisition of two companies. We acquired artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, which is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. We also acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

•	During the second quarter we opened a sales subsidiary in Sweden to serve the Scandinavian region.

•	Additionally during the second quarter we acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, Inc. In combination with our consumable and automation technologies, the RNAture solutions have the potential to provide a new dimension of value to our customers in high-throughput gene expression analysis and siRNA in research and drug development.

•	In September 2004, we completed the acquisition of key assets of Molecular Staging, Inc. (MSI) of New Haven, Connecticut. MSI was a privately held company which had developed a range of proprietary products and services based on its Multiple Displacement Amplification (MDA) and Rolling Circle Amplification (RCA) technology. The key application of MDA is whole genome amplification (WGA) which is designed to eliminate limitations created by the scarce quantities of DNA samples available for customers to perform an increasing number of analyses. The technology portfolio acquired from MSI adds a new dimension of customer benefit and is in our core focus on pre-analytical solutions. The primary reason for the acquisition was to enable us to provide customers a solution for overcoming the limitations of scarce DNA samples.

•

In June 2004, we sold a significant portion of our synthetic DNA business unit to a group of investors since the market dynamics and strategic directions this business were becoming different in nature compared to our core focus. We retained all rights and activities in our leading siRNA business including ownership of our proprietary TOM-amidite chemistry.

•	In June 2002, we completed the acquisition of GenoVision A.S. located in Oslo, Norway. We believe that the acquisition has provided us with unique, automated solutions for the purification of nucleic acids based on GenoVision’s proprietary magnetic particle technologies.

•	In April 2002, we completed the acquisition of Xeragon, Inc. of Huntsville, Alabama. Established in 2001, Xeragon was a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA.

In 2002 we completed our North American Headquarters in Germantown, Maryland and also completed production and office facilities in Hilden, Germany. In December 2002, we closed the QIAGEN Genomics facility located in Bothell, Washington and relocated certain activities to our facilities in Germantown, Maryland and Hilden, Germany. In December 2003, we committed to a relocation and restructure plan to more fully utilize our North American Headquarters in Germantown, Maryland and to discontinue certain products. This plan was completed in 2004.

To date, we have funded our growth through internally generated funds, debt and private and public sales of equity securities.

In 2005, on a consolidated basis, operating income increased to $94.8 million, compared to $84.1 million in 2004. The increase in operating income is primarily the result of increased sales and lower operating costs as a result of our recent restructuring efforts, partially offset by acquisition related costs and costs related to our restructuring and relocation efforts. In June 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, the first six months in 2005 do not include any sales of synthetic DNA and related products or operating costs related to the former business unit. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development. Our results reflect the benefits of our recent restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs. Our overall performance in 2005 also reflects a delay in the purchases of certain of our OEM partners whose anticipated product launches included QIAGEN instrument and consumable products. These unforeseen delays in our partners’ product launches resulted in a decrease in the sales of our instrument products in 2005. However, since our instrument products carry a lower gross margin than our consumable products, the lower instrumentation sales resulted in a higher gross margin in 2005, therefore we still achieved a strong operating margin.

In 2004, on a comparative basis, sales increased primarily as the result of an increase in our consumables products sales, which experienced very solid growth in 2004 compared to 2003. During 2004, we continued in our plans to realign certain operating functions in line with our focus on streamlining and strengthening our operations. In 2004, we recorded charges of $3.8 million, respectively, related to our restructuring and relocation efforts. Upon the acquisition of the key assets of MSI, we recorded costs related to the acquisition in the third quarter of 2004 including a $1.5 million charge to cost of sales for a write-down of inventories, which will be replaced with products integrating newly acquired technologies, and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition. Further, on a comparative basis, operating income during 2004 was negatively impacted by the currency impact of the stronger euro, since a significant portion of our production and operations is based in Germany, along with lower gross margins from instrumentation sales. After the sale of a significant portion of our synthetic DNA business unit, our gross margin is no longer negatively impacted by such products and as a result, our reported gross margin in 2004 increased to 67% compared to 65% for the same period in 2003.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and other countries (consisting of subsidiaries in Canada, France, Australia, Italy, Austria, Sweden, China, Malaysia and

The Netherlands). Our principal research, production and manufacturing facilities are located in Germany, the United States, Canada, Switzerland, China and Norway. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiary, which was established as the financing vehicle for the issuance of convertible debt, is not consolidated.

The following tables set forth summaries of operating income by segment for the years ended December 31. More complete tables can be found in Note 20 in the accompanying financial statements.

Operating Income (Loss)	2005	2004	2003
Germany	$43,279,000	$28,670,000	$22,355,000
United States	31,830,000	36,473,000	32,641,000
Switzerland	(305,000)	1,492,000	(798,000)
All other segments	21,624,000	18,142,000	13,661,000

Subtotal	96,428,000	84,777,000	67,859,000
Intersegment Elimination	(1,591,000)	(637,000)	1,030,000

Total	$94,837,000	$84,140,000	$68,889,000

In Germany, operating income was higher in 2005 primarily due to increased consumable sales which carry a higher gross margin, and sales of our newly acquired German company QIAGEN Hamburg GmbH, partially offset by increased operating costs from the new subsidiary and acquisition related operating costs.

In 2005, operating income in the United States decreased compared to 2004 primarily due to a $4.0 million sale of technology to Operon Biotechnologies in 2004. In 2005 and 2004, the United States had sales of $645,000 and $4.2 million to Operon Biotechnologies, Inc.

Operating income in Switzerland was lower due to lower instrument sales to OEM partners and an increase in research and development expense in 2005 as compared to 2004. In 2004, Switzerland had recorded a $1.0 million license of software to Operon Biotechnologies, Inc.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2005, we introduced more than 50 new products including our human druggable genome siRNA Set V2.0 which enables highly efficient and effective RNAi studies of 6,992 potential human druggable targets. In addition, we validated and launched molecular testing solutions for pathogen targets including avian flu (H5N1) virus surveillance, launched the Qproteome™ product line, a solution portfolio for the preanalytical processing (fractionation and depletion) of proteins, and launched a product portfolio for integrated genome-wide RNAi and SYBR® Green-based RT-PCR assays.

Fiscal Year Ended December 31, 2005 compared to 2004

Net Sales

In 2005, net sales increased 5% to $398.4 million from $380.6 million in 2004. Net sales in the United States decreased to $165.2 million in 2005 from $167.4 million in 2004, and net sales outside the United States increased to $233.2 million in 2005 from $213.2 million in 2004.

The increase in sales was primarily the result of an increase in our consumables products sales, which experienced a growth rate of 13%, partially offset by a decrease in our instrument product sales of 2% in 2005 as compared to 2004. During 2005, we experienced slower performance under some of our OEM contracts where our OEM partners delayed product launches, which include our instrument and consumable products, which resulted in lower sales, primarily instruments, in 2005. Additionally, as we continue to focus on our core business, sales of our other offerings, primarily services, which represented 2% of our 2005 net sales, decreased 21% in 2005 as compared to 2004.

In the second quarter of 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, net sales in 2005 in the United States, Germany and Japan did not include any sales of the synthetic DNA products, which were included in net sales of the first six months of 2004. Outside of the United States, net sales continued to be favorably affected by growth at our newer subsidiaries located in Sweden and The

Netherlands, which reported an increase in sales of $9.2 million in 2005. Our recent acquired subsidiaries contributed approximately $9.6 million to the increase in 2005 net sales. Prior to the establishment and acquisitions of these newer subsidiaries, other subsidiaries reported sales to these regions. These increases were partially offset by the lower sales of QIAGEN Instruments AG, located in Switzerland, which reported a decrease in sales in 2005 of 6% ($1.7 million). In 2004, Switzerland had recorded a $1.0 million license of software to Operon Biotechnologies, Inc.

A significant portion of our revenues is denominated in European Union euros. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2005, using identical foreign exchange rates for both years, net sales would have increased approximately 5% as compared to the reported increase of 5% for the year ended December 31, 2005. See “Currency Fluctuations.”

Gross Profit

Gross profit was $275.2 million or 69% of net sales in the year ended December 31, 2005 as compared to $253.5 million or 67% of net sales in 2004. The absolute dollar increase is attributable to the increase in net sales partially offset by the currency impact of the stronger euro. The 2004 gross profit includes sales of our synthetic DNA business unit, a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the second half of 2004 does not include any sales of synthetic DNA and related products, which carried a lower gross profit than our consumables products, thus the reported gross profit in 2005 is higher than 2004. Further, the increase in gross profit as a percentage of net sales is also attributable to the increase in net sales of consumable products, partially offset by the currency impact of the stronger euro. In connection with the acquisitions in 2005 and 2004, we expensed $439,000 and $1.5 million, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Research and Development

Research and development expenses increased 9% to $39.1 million (10% of net sales) in 2005 compared with $35.8 million (9% of net sales) in 2004. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 9%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and Nextal during the second quarter of 2005, have resulted in an increase in our research and development costs. The increase in research and development expenses is also attributable to the currency impact of the stronger euro, and was partially offset by the sale of our former synthetic DNA business unit in the second quarter of 2004. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

Sales and Marketing

Sales and marketing expenses increased 8% to $94.7 million (24% of net sales) in 2005 from $87.5 million (23% of net sales) in 2004. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 8%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2005 includes expenses related to our recently acquired subsidiaries, QIAGEN Hamburg and Nextal, along with our new sales subsidiaries established in Sweden and The Netherlands. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses decreased 4% to $40.1 million (10% of net sales) in 2005 from $41.7 million (11% of net sales) in 2004. Using identical foreign exchange rates for both years, general and administrative expenses would have decreased approximately 4%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, until our recent restructuring, continued to expand along with our growth. General and administrative expenses were lower in 2005 as a result of our relocation and restructuring efforts, including the sale of our synthetic DNA business unit, which we sold at the end of June 2004.

Acquisition, Integration and Related Costs

In connection with acquisitions in 2005, we recorded a charge of $3.2 million for purchased in-process research and development. Costs related to the acquisitions of 2005 included $439,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies. In connection with the acquisition of artus and 5-Prime, we expensed costs of approximately $3.2 million, which included $2.1 million related to the impairment of fixed and other assets as a result of the acquisition and included costs related to the integration of $273,000.

Costs related to the acquisition of MSI in the third quarter of 2004 included a $1.5 million write-down of inventories, which were replaced with products integrating newly acquired technologies, and $572,000 related to the impairment of other assets as a result of the acquisition.

Relocation and Restructure Costs

In 2004, we completed the relocation of certain functions from our subsidiary in Valencia, California to Germantown, Maryland where our North American Headquarters is located. We recognized approximately $3.8 million in operating expenses in 2004 related to employee relocation and severance costs in connection with the relocation plan. In 2003 we expensed approximately $3.6 million to cost of sales for the write-down of inventories and approximately $1.5 million to operating expenses related to relocating employees, severance for employees not relocating and the write-off of investments. These restructuring and relocation activities were completed in 2004 at a total cost of approximately $8.9 million. Additionally, in 2003 approximately $1.6 million of mainly lease related costs were incurred to complete the closure of the QIAGEN Genomics site in Bothell, Washington. At December 31, 2005, the remaining accrued liability of $119,000, primarily related to facilities cost, is expected to be paid out during the first part of 2006.

Other Income (Expense)

Other income was $2.4 million in 2005 compared to other expense of $11.5 million in 2004. This decrease in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management in 2004. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

In 2005, research and development grant income from European as well as German state and federal government grants decreased to $1.4 million from $1.6 million in 2004. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $157,000 in 2005 as compared to a loss of $67,000 in 2004. The loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the European Union euro, the British pound, the Swedish krone, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Malaysian ringgit, the Chinese yuan and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

For the year ended December 31, 2005, interest income increased to $7.6 million from $2.9 million in 2004. Interest income is derived mainly from interest bearing cash accounts and investments, primarily auction rate securities. The increase in interest income in 2005 over 2004 was the result of an increase in amounts invested during the year and an increase in interest rates. As of December 31, 2005, we had $15.0 million invested in such securities. The weighted average interest rate on the marketable securities portfolio was 3.42% in 2005, compared to 1.27% to 1.45% in 2004.

Interest expense increased to $5.9 million in 2005 compared to $5.1 million in 2004. Interest costs relate primarily to our long-term borrowings of the proceeds from the convertible debt offering along with the long-term debt related to our facility construction.

In 2005, we recorded net losses from equity method investees of $1.1 million compared to $2.2 million in 2004. The loss primarily represents our share of losses from our equity investment in PreAnalytiX and the lower loss in 2005 as compared to 2004 is a result of PreAnalytiX’s lower net loss due to new product sales. The joint venture entity itself, PreAnalytiX GmbH, is expected to report net profits beginning in our fiscal year 2006. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments based on our ownership interest in such companies.

Other miscellaneous income was $741,000 in 2005 compared to other miscellaneous expense of $8.5 million in 2004. This decrease in miscellaneous expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

Provision for Income Taxes

Our effective tax rate increased to 36% in 2005 from 33% in 2004. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 43%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. Further, we received tax benefits in 2004 related to the revaluation of deferred taxes in The Netherlands, the United States, and Norway.

Fiscal Year Ended December 31, 2004 compared to 2003

Net Sales

In 2004, net sales increased 8% to $380.6 million from $351.4 million in 2003. Net sales in the United States increased to $167.4 million in 2004 from $154.4 million in 2003, and net sales outside the United States increased to $213.2 million in 2004 from $197.0 million in 2003.

The increase in sales was primarily the result of an increase in our consumable products sales and our BioRobot product line, which experienced strong growth in 2004 compared to 2003. Outside of the United States, the increase in net sales was primarily due to growth at QIAGEN GmbH, located in Germany, which reported an increase of 10% ($14.7 million), QIAGEN Ltd., located in the United Kingdom, which reported an increase of 28% ($6.9 million) and QIAGEN Instruments, located in Switzerland, which reported an increase of 17% ($4.3 million). QIAGEN Benelux B.V., our newly established sales subsidiary serving Belgium, The Netherlands and Luxembourg regions, reported sales of $4.4 million during 2004. Prior to the establishment of this new subsidiary, QIAGEN GmbH reported sales to the Benelux region as sales to a third-party distributor. During 2004, QIAGEN K.K., located in Japan, reported a decrease of 4% ($1.6 million), which was partly attributable to a change in local purchasing procedures during the year. Further, in the second quarter 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, net sales for the second half of 2004 in the United States, Germany and Japan did not include any sales of the synthetic DNA products, which were included in the 2003 net sales.

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

Gross Profit

Gross profit was $253.5 million or 67% of net sales in the year ended December 31, 2004 as compared to $229.0 million or 65% of net sales in 2003. The absolute dollar increase was attributable to the increase in net sales partially offset by the currency impact of the stronger euro. The 2003 gross profit included sales by our synthetic DNA business unit, a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the second half of 2004 did not include any sales of synthetic DNA and related products, which carried a lower gross profit than our consumables products, thus the reported gross profit in 2004 was higher than 2003. Further, the increase in gross profit as a percentage of net sales was also attributable to the increase in net sales of higher margin consumable products, partially offset by the currency impact of the stronger euro. Additionally, manufacturing costs incurred at our newer production facilities in Germantown, Maryland and Hilden, Germany, which began production operations in the second and fourth quarters of 2002, respectively, negatively impacted gross profit. These facilities added production capacity, which resulted in increased fixed production costs. These higher fixed costs will continue to be a cost of production in the future, though as production increases and we more fully utilize the additional capacity of these facilities, we expect that these costs, as a percentage of sales, will decrease. In connection with the acquisition of Molecular Staging, Inc. we expensed $1.5 million of inventory to cost of sales in the third quarter of 2004, which will be replaced with products integrating the newly acquired technologies.

Research and Development

Research and development expenses increased 13% to $35.8 million (9% of net sales) in 2004 compared with $31.8 million (9% of net sales) in 2003. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 8%. We expanded our German research facility late in 2002, which resulted in increased costs related to research and development starting in the first quarter of 2003. Our U.S. facility located in Germantown, Maryland now includes research and development activities, including those related to siRNA. The increase in research and development expenses was also attributable to the currency impact of the stronger euro, and was partially offset by the sale of our former synthetic DNA business unit in the second quarter of 2004. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses will continue to increase in the future, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 5% to $87.5 million (23% of net sales) in 2004 from $83.0 million (24% of net sales) in 2003. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 5%. Sales and marketing costs were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The decrease in sales and marketing expenses as a percentage of sales in 2004 was primarily a result of our recent restructuring and relocation efforts. We anticipate that sales and marketing costs may increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses decreased 1% to $41.7 million (11% of net sales) in 2004 from $42.3 million (12% of net sales) in 2003. Using identical foreign exchange rates for both years, general and administrative expenses increased approximately 5%. General and administrative expenses primarily represented the costs required to support our administrative infrastructure which, until our recent restructuring, continued to expand along with our growth. General and administrative expenses were lower in 2004 as a result of our relocation and restructuring efforts, including the sale of our synthetic DNA business unit, which we sold at the end of June 2004.

Acquisition and Related Costs

Costs related to the acquisition of Molecular Staging, Inc. in 2004 included a $1.5 million charge to cost of sales for a write-down of inventories, which were replaced with products integrating newly acquired technologies, and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition.

Relocation and Restructure Costs

During 2004, we continued executing on our plans to realign certain operating functions in order to concentrate the locations of our activities and strengthen our operational effectiveness. In December 2003, we began the relocation of certain functions from our subsidiary in Valencia, California to our North American Headquarters located in Germantown, Maryland in order to utilize the new capacity in that facility. In addition, in 2003 we realigned research and development programs, streamlined our product offering and discontinued certain product lines related to certain microarray-related products.

As a result of the above plans, in 2004, we recognized approximately $3.8 million in operating expenses related to employee relocation and severance costs. In 2003 we expensed approximately $3.6 million to cost of sales for the write-down of inventories and approximately $1.5 million to operating expenses related to relocating employees, severance for employees not relocating and the write-off of investments. These restructuring and relocation activities were completed in 2004 at a total cost of approximately $8.9 million. Additionally, in 2003 approximately $1.6 million of mainly lease related costs were incurred to complete the closure of the QIAGEN Genomics site in Bothell, Washington.

Other Income (Expense)

Other expense was $11.5 million in 2004 compared to $1.6 million in 2003. This increase in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result, we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

In 2004, research and development grant income from European as well as German state and federal government grants decreased to $1.6 million from $2.2 million in 2003. We conducted significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $67,000 in 2004 as compared to a gain of $1.1 million in 2003. The gain or loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Chinese yuan, the Malaysian ringgit and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

For the year ended December 31, 2004, interest income increased to $2.9 million from $1.3 million in 2003. Interest income was derived from our investment of funds in investment grade, interest-bearing marketable securities and from cash balances. The increase in interest income in 2004 over 2003 was due to an increase in amounts invested during the year. As of December 31, 2004, we had approximately $30.2 million invested in marketable securities. The weighted average interest rates on the marketable securities portfolio ranged from 1.27 % to 1.45 % in 2004, compared to 1.37% to 1.46% in 2003.

Interest expense increased to $5.1 million in 2004 compared to $4.6 million in 2003. Interest costs related primarily to our long-term borrowings of the proceeds from the convertible debt offering completed in 2004 along with the long-term debt related to our facility construction.

In 2004, we recorded net losses from equity method investees of $2.2 million compared to $1.8 million in 2003. The loss primarily represented our share of losses from our equity investment in PreAnalytiX. We sell certain products directly as joint venture products and certain products are sold the use of via protocols and related QIAGEN products through QIAGEN. The aggregated PreAnalytiX activities are profitable for QIAGEN.

Other miscellaneous expense was $8.5 million in 2004 compared to other miscellaneous income of $286,000 in 2003. This increase in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

Provision for Income Taxes

Our effective tax rate decreased to 33% in 2004 from 36% in 2003. Our operating subsidiaries were exposed to effective tax rates ranging from approximately 25% to approximately 42%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. Further, we received tax benefits in 2004 related to the revaluation of deferred taxes in The Netherlands, the United States, and Norway.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation”. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain or loss on foreign currency transactions was a loss of $157,000 in 2005, a loss of $67,000 in 2004, and a gain of $1.1 million in 2003, and is included in other income.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2005 and 2004, we had cash and cash equivalents of $191.7 million and $196.4 million, respectively, and investments in current marketable securities of $15.0 million and $30.2 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2005, cash and cash equivalents had decreased by $4.7 million over December 31, 2004 primarily due to $98.5 million used in investing activities, offset by cash provided by operating activities of $91.2 million and financing activities of $3.0 million. Marketable securities consist of auction rate securities. As of December 31, 2005 and 2004, we had working capital of $278.6 million and $299.0 million, respectively.

Operating Activities.    For the years ended December 31, 2005 and 2004, we generated net cash from operating activities of $91.2 million and $53.8 million, respectively. Cash provided by operating activities increased in 2005 compared to 2004 primarily due to increased net income and decreases in inventories and accrued liabilities, partially offset by an increase in taxes payable. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $98.5 million of cash was used in investing activities during 2005, compared to $51.1 million during 2004. Investing activities during 2005 consisted principally of $82.0 million used for acquisitions and the purchase of $40.4 million in auction rate securities, offset by the sale of $55.4 million of these securities.

Financing Activities.    Financing activities provided $3.0 million in cash for the year ended December 31, 2005, compared to $95.6 million for the same period in 2004. Cash provided during the period was primarily due to the issuance of common shares as a result of stock option exercises and proceeds on long-term debt, partially offset by capital lease payments and the repayment of short- and long-term debt. Cash provided during 2004 included the long-term borrowings from QIAGEN Finance (Luxembourg) S.A., the issuance of common shares as a result of stock option exercises, partially offset by the repayment of long-term debt and capital leases.

We have credit lines totaling $11.0 million at variable interest rates none of which was utilized as of December 31, 2005. We also have capital lease obligations, including interest, in the amount of $17.4 million, and carry $197.4 million of long-term debt that consists of four notes payable.

Two of the notes payable are the long-term borrowings of the proceeds from our issuance of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (Luxembourg) S.A., which was established for this purpose. According to the provisions of the Financial Accounting Standards Board Interpretation No. 46 (FIN 46) “Consolidation of Variable Interest Entities,” which is discussed more fully in Note 6 to the Consolidated Financial Statements, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in our consolidated financial statements though we do report the full obligation of the debt through our liabilities to QIAGEN Finance. The net proceeds of the convertible debt were loaned by QIAGEN Finance to our consolidated U.S. and Swiss subsidiaries. The long-term notes payable to QIAGEN Finance have an effective rate of 1.95% and are due in August 2011. The convertible notes issued by QIAGEN Finance are convertible into shares of our common stock at a conversion price of $12.6449 subject to adjustment. Approximately $58.0 million of the proceeds was used to repay long-term debt at higher interest rates and the remaining net proceeds were used primarily for acquisitions. We also have a note payable of EUR 35.0 million, (approximately $41.4 million at December 31, 2005) which bears interest at a variable interest rate of EURIBOR plus 0.75% is due in annual payments of EUR 5.0 million through June 2011 and a note payable of EUR 5.0 million (approximately $6.0 million at December 31, 2005) which is due in June 2008.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Currency Hedging

In the ordinary course of business, we purchase financial instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At December 31, 2005, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2005, we held one foreign currency exchange option, totaling $500,000, which has a notional exchange rate of EUR/USD 1.210 and expired at the end of January 2006.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2005, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and at December 31, 2005 and 2004 had fair market values of approximately $663,000 and $4.8 million, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets. During 2005, we also entered into a forward arrangement which qualifies as a cash flow hedge of $9.0 million Canadian. This contract matured in February 2006 and had a fair market value of $377,000 at December 31, 2005, which is included in accrued and other liabilities at December 31, 2005. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

Contractual Obligations

As of December 31, 2005, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$197,368	$5,921	$5,921	$11,842	$5,921	$5,921	$161,842
Capital lease obligations	17,407	1,466	1,329	1,329	1,328	1,328	10,627
Operating leases	25,826	6,708	5,517	4,564	2,925	2,561	3,551
Purchase obligations	16,311	11,487	1,809	1,262	154	154	1,445

Total contractual cash obligations	$256,912	$25,582	$14,576	$18,997	$10,328	$9,964	$177,465

In addition to the above and pursuant to the purchase agreements for the 2005 acquisitions, we could be required to make additional contingent cash payments totaling up to $27.2 million based on revenue milestones in 2006 and beyond.

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

Accounts Receivable.    Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

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

At December 31, 2005, goodwill and intangible assets totaled $93.9 million and $74.6 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
Germany	$42,918,000	$42,046,000
United States	17,012,000	16,081,000
Japan	1,202,000	—
Norway	25,567,000	2,754,000
Other countries	7,215,000	13,685,000

Total	$93,914,000	$74,566,000

In the fourth quarter of 2005, we performed our annual impairment assessment of goodwill (using data as of October 1, 2005) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2005.

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

Authoritative Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We plan to adopt this statement on January 1, 2006 and it is not expected to have a material effect on the financial statements upon adoption.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award. That cost will be recognized in the income statement over the period during which an employee is required to provide service in exchange for the award (often the vesting period). Pro forma disclosure is no longer an alternative. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as was permitted under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

We will continue to apply the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock plan until the effective date of SFAS No. 123R. Please see Note 1 to our consolidated financial statements in this report for the pro forma impact to net income and earnings per share under SFAS No. 123’s fair value method of accounting for employee stock plans. SFAS 123R was initially expected to be implemented by July 1, 2005, but its effectiveness has been delayed until January 1, 2006 by the Securities Exchange Commission. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R on January 1, 2006.

Item 6.    Directors, Senior Management and Employees

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. The Deputy Managing Director is appointed by the Supervisory Board.

Our Supervisory Directors, Managing Directors and executive officers, and their ages as of February 3, 2006, are as follows:

Managing Directors and Deputy Managing Director:

Name	Age	Position
Peer M. Schatz	40	Managing Director, Chief Executive Officer
Roland Sackers	37	Deputy Managing Director, Chief Financial Officer
Dr. Joachim Schorr	45	Managing Director, Senior Vice President, Research and Development
Bernd Uder	48	Managing Director, Senior Vice President, Sales and Marketing

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	64	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Heinrich Hornef	74	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Audit Committee and Member of the Selection and Appointment Committee
Dr. Metin Colpan	51	Supervisory Director
Jochen Walter	58	Supervisory Director and Member of the Audit Committee
Dr. Franz A. Wirtz	73	Supervisory Director and Chairman of the Compensation Committee
Erik Hornnaess	68	Supervisory Director, Member of the Audit Committee and Member of the Compensation Committee
Prof. Dr. Manfred Karobath	65	Supervisory Director and Member of the Compensation Committee

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

Peer M. Schatz joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman and Audit Committee Chairman of Evotec AG and as director to Mulligan BioCapital AG, acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004 and also serves as a member of the German Corporate Governance Commission.

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

Dr. Joachim Schorr joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999 Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology, which he received at the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the supervisory board of QBM Cell Sciences.

Bernd Uder joined QIAGEN in 2001 as Vice President Sales & Marketing and has been Senior Vice President Sales & Marketing since January 1, 2004. He became a Managing Director in 2004. Between 1987 and 2001, Mr. Uder was active in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath; AC Immune S.A., Lausanne and Neuraxo GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

Dr. Heinrich Hornef has been on the Company’s Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He also serves as a chairman on the supervisory board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany and as chairman of the advisory board of m-phasys GmbH, Tuebingen. He was chairman of the supervisory board of the pharmaceutical company Merck KGaA, in Darmstadt, Germany until December 2003 and a member of the supervisory board until March 2004, as well as a member of the partners’ counsel of E. Merck, in Darmstadt, Germany until June 2004. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

Dr. Metin Colpan is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG, Ingenium Pharmaceuticals AG and Morphosys AG, each in Munich, Germany.

Jochen Walter joined the Supervisory Board of QIAGEN in 1988 and has served on the Audit Committee since 1996. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Düsseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves as a managing director of UCV Unternehmensberatung- und Beteiligungsgesellschaft mbH, Meerbusch, Germany. He has also served in the capacities of supervisory board member of Rhein Biotech N.V., TRAPO AG, RBB Management AG, and NETEC AG; advisory board member of RBB Regionale Beteiligungs-u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and managing director and general manager of S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH.

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

Erik Hornnaess has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland, and MEDISTIM ASA, Norway. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

Professor Dr. Manfred Karobath studied medicine and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President and later he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Professor Dr. jur. Carsten P. Claussen was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Duesseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is chairman of the board of TON ART AG, Duesseldorf; Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2005. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2005 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2005	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Peer M. Schatz	$871,000	$281,000	$1,000	$1,153,000
Roland Sackers	$286,000	$81,000	$155,000	$522,000
Dr. Joachim Schorr	$249,000	$81,000	$25,000	$355,000
Bernd Uder	$249,000	$111,000	$10,000	$370,000

(1)	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% or the total salary and bonus reported for the officer.

The Supervisory Board compensation for 2005 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees. Supervisory Directors receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $447,000 to Dr. Colpan for his scientific consulting services.

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$15,000	$15,000	$6,000	$2,500	$6,000	$44,500
Dr. Heinrich Hornef	$15,000	$10,000	$10,000	$3,500	$6,000	$44,500
Dr. Metin Colpan	$15,000	—	$5,000	—	$6,000	$26,000
Jochen Walter	$15,000	—	$10,000	$2,500	$6,000	$33,500
Dr. Franz A. Wirtz	$15,000	$2,000	$4,500	$2,500	$6,000	$30,000
Erik Hornnaess	$15,000	—	$9,000	$3,500	$6,000	$33,500
Prof. Dr. Manfred Karobath	$15,000	—	$5,000	$1,000	$6,000	$27,000

Board members also receive a variable component, in the form of stock options. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant.

Year Ended December 31, 2005	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	—	200,000	(1)
Roland Sackers	$10,000	150,000	(1)
Dr. Joachim Schorr	$8,000	100,000	(1)
Bernd Uder	$8,000	100,000	(1)

Supervisory Board:
Prof. Dr. Detlev H. Riesner	—	20,000	(2)
Dr. Heinrich Hornef	—	20,000	(2)
Dr. Metin Colpan	—	20,000	(2)
Jochen Walter	—	20,000	(2)
Dr. Franz A. Wirtz	—	20,000	(2)
Erik Hornnaess	—	20,000	(2)
Prof. Dr. Manfred Karobath	—	20,000	(2)

(1)	Options granted at exercise prices ranging from $11.985 to $12.546, expiring in May and December 2015.
(2)	Options granted at exercise prices ranging from $11.985 to $12.546, expiring in May and December 2015.

The following table sets forth the vested and unvested options of our officers and directors as of February 3, 2006:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	2,449,876	—	5/2006 to 12/2015	$1.188 to $20.563
Roland Sackers	425,925	—	9/2009 to 12/2015	$4.590 to $20.563
Dr. Joachim Schorr	303,255	—	10/2011 to 12/2015	$5.190 to $17.900
Bernd Uder	217,921	—	3/2011 to 12/2015	$4.590 to $20.563
Prof. Dr. Detlev H. Riesner	154,000	—	5/2006 to 12/2015	$1.188 to $20.563
Dr. Heinrich Hornef	90,000	—	1/2010 to 12/2015	$6.018 to $20.563
Dr. Metin Colpan	1,128,150	—	2/2007 to 12/2015	$3.219 to $20.563
Jochen Walter	82,667	—	1/2010 to 12/2015	$6.018 to $20.563
Dr. Franz A. Wirtz	134,000	—	2/2007 to 12/2015	$3.219 to $20.563
Erik Hornnaess	122,300	—	1/2008 to 12/2015	$5.625 to $20.563
Prof. Dr. Manfred Karobath	96,000	—	1/2010 to 12/2015	$6.018 to $20.563

During 2005 and 2004, certain stock options were accelerated as discussed further below under “Stock Plan”.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and consists of three members, Dr. Hornef (Chairman), Mr. Walter, and Mr. Hornnaess, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible for the nomination, subject to shareholder approval, of the independent registered public accounting firm to audit the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and is responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse.

Compensation Committee

The Compensation Committee consists of three members: Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee

The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Dr. Heinrich Hornef. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of the company’s Supervisory Board and the Managing Board;

periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of the company’s Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Employment Contracts

We have entered into employment contracts with our Managing Directors and our Deputy Managing Director. These contracts are listed as Exhibits under Item 19.

We have not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the service of the member. We entered into a consulting agreement with Dr. Colpan pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day (approximately $3,300 at the December 31, 2005 exchange rate) for consulting services.

Employees

As of December 31, 2005, we employed 1,589 individuals, 20% of whom worked in research and development, 35% in sales, 24% in production/logistics, 8% in marketing and 13% in administration.

Country	Research and Development	Sales	Production	Marketing	Administration	Total
United States and Canada	30	219	98	24	53	424
Europe	288	258	260	71	144	1021
Asia	3	60	25	24	11	123
Rest of World	0	16	0	1	4	21
12/31/2005	321	553	383	120	212	1589

At December 31, 2004 and 2003, we employed 1,322 and 1,533 individuals, respectively. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

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

Share Ownership

The following table sets forth certain information as of February 3, 2006 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	1.0%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	2,104,136	(7)	1.4%
Dr. Heinrich Hornef, Germany	1,600	(8)	*
Dr. Metin Colpan, Germany	6,442,025	(9)	4.3%
Jochen Walter, Germany	40,000	(10)	*
Dr. Franz A. Wirtz, Germany	950,000	(11)	*
Erik Hornnaess, Spain	10,000	(12)	*
Professor Dr. Manfred Karobath, UK	0	(13)	*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of February 3, 2006.
(1)	The number of Common Shares issued and outstanding as of February 3, 2006 was 148,485,952. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.
(2)	Does not include Common Shares subject to options held by such persons at February 3, 2006 and exercisable within 60-days thereafter. See footnotes below for such information on options exercisable at February 3, 2006 and within 60-days thereafter.
(3)	Does not include 2,449,876 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and December 2015.
(4)	Does not include 425,925 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $4.590 to $20.563 per share. Options expire in increments during the period between September 2009 and December 2015.
(5)	Does not include 303,255 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $5.190 to $17.900 per share. Options expire in increments during the period between October 2011 and December 2015.
(6)	Does not include 217,921 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $4.590 to $20.563 per share. Options expire in increments during the period between March 2011 and December 2015.
(7)	Does not include 154,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and December 2015. Prof. Riesner also has the option to purchase 162,302 common shares through Credit Suisse First Boston. Includes 2,104,136 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 90,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.
(9)	Does not include 1,128,150 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $3.219 to $20.563 per share. Options expire in increments during the period between February 2007 and December 2015. Includes 5,200,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 612,397 common shares through Credit Suisse First Boston.

(10)	Does not include 82,667 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.
(11)	Does not include 134,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $3.219 to $20.563 per share. Options expire in increments during the period between February 2007 and December 2015.
(12)	Does not include 122,300 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.625 to $20.563 per share. Options expire in increments during the period between January 2008 and December 2015.
(13)	Does not include 96,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.

Stock Plan

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 20,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the Plan and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the Plan in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

The following table sets forth the total amount of options to purchase Common Shares outstanding under the Plan, the range of expiration dates of such options and the prices (in U.S. dollars) at which such options may be exercised, as of February 3, 2006. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value.

	Outstanding Options	Expiration Dates	Exercise Price of Shares
2005 Plan	13,458,293	5/2006 to 12/2015	$1.060 to $49.75

During the fourth quarters of 2005 and 2004 and considering the new accounting implications of SFAS No. 123R, our Supervisory Board approved the acceleration of the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25”, the 2005 acceleration of vesting did not result in compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of our common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, will allow us to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123R. Upon adoption of SFAS No. 123R on January 1, 2006, we will not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and the Company as it will reduce reported compensation expense in future periods. We have worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123R. Our aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain of these options will be accelerated in the event of a Change of Control, as discussed above. As of February 3, 2006, options to purchase 5.2 million Common Shares were held by the officers and directors of QIAGEN, as a group.

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

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require stockholder approval prior to the establishment of a stock plan. The Articles of Association also permit shareholders to grant the Supervisory Board general authority to issue shares without further shareholder approval. QIAGEN’s stockholders have granted the Supervisory Board general authority to issue up to a maximum of the authorized capital of the Company without further shareholder approval. QIAGEN plans to seek shareholder approval of stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Item 7.    Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2005, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR Corp. United States	19,391,037	(2)	13.06%

(1)	The percentage ownership was calculated based on 148,455,864 Common Shares issued and outstanding as of December 31, 2005.
(2)	Of the 19,391,037 shares attributed to FMR Corp., it has sole voting power over 8,429,237 shares and sole dispositive power of all 19,391,037 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR Corp, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR Corp. This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2006, which reported ownership as of December 31, 2005. At December 31, 2004, FMR Corp. beneficially owned 22,022,710 shares representing 14.97% if the total Common Shares issued and outstanding at that time.

Our common stock is traded on the NASDAQ National Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of February 3, 2006, the officers and directors of QIAGEN as a group beneficially owned 11,029,825 Common Shares or 7.43% of the then outstanding Common Shares.

Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. Amounts due to/from PreAnalytiX at year end are summarized as follows:

	As of December 31,
	2005	2004
Loan receivable	$—	$5,192,000
Accounts receivable	$359,000	$5,869,000
Accounts payable	$960,000	$114,000

In 2004, we sold a significant portion of our synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. We currently have a 16% ownership interest in OBI and hold one board seat. We also have a Manufacturing and Supply Agreement with OBI, wherein we granted to OBI an exclusive license to manufacture and supply certain RNA products to us. At December 31, 2005, we had prepaid amounts of $2.0 million related to orders we placed under this agreement. During the years ended December 31, 2005 and 2004, we sold to OBI certain, products technology and licenses for $645,000 and $5.9 million, respectively. As of December 31, 2005 and 2004, we had a loan receivable from OBI of $6.3 million and $7.7 million, accounts receivable from OBI of $35,000 and $905,000, and accounts payable to OBI of $265,000 and $510,000, respectively.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing our convertible debt. As discussed in Note 6, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in our consolidated financial statements, though we do report the full obligation of the debt through our liabilities to QIAGEN Finance. As of December 31, 2005 and 2004, we had a loan payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and other receivables from QIAGEN Finance of $2.4 million and $2.5 million, respectively.

In 2004 we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services. During 2005 and 2004 we paid approximately $447,000 and $509,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

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

	High ($)	Low ($)
Annual
2001	35.375	12.380
2002	20.810	4.510
2003	12.850	5.200
2004	15.610	8.740
2005	13.770	10.560

	High ($)	Low ($)
Quarterly 2004:
First Quarter	15.610	12.210
Second Quarter	13.640	10.880
Third Quarter	11.500	8.740
Fourth Quarter	11.670	10.260

	High ($)	Low ($)
Quarterly 2005:
First Quarter	12.700	10.560
Second Quarter	13.360	11.410
Third Quarter	13.770	11.430
Fourth Quarter	13.600	10.760

Quarterly 2006:
First Quarter (through March 15, 2006)	15.420	11.720

	High ($)	Low ($)
Monthly:
September 2005	13.770	12.800
October 2005	13.600	11.650
November 2005	12.140	10.760
December 2005	11.950	11.340
January 2006	12.430	11.720
February 2006	15.050	11.970

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

	High (EUR)	Low (EUR)
Annual
2001	38.250	13.600
2002	23.450	4.460
2003	12.230	4.930
2004	12.400	7.150
2005	11.430	8.200

	High (EUR)	Low (EUR)
Quarterly 2004:
First Quarter	12.400	9.550
Second Quarter	11.300	8.950
Third Quarter	9.310	7.150
Fourth Quarter	9.370	7.980

	High (EUR)	Low (EUR)
Quarterly 2005:
First Quarter	9.620	8.200
Second Quarter	10.350	9.350
Third Quarter	11.210	9.560
Fourth Quarter	11.430	9.190

Quarterly 2006:
First Quarter (through March 15, 2006)	13.090	9.550

	High (EUR)	Low (EUR)
Monthly:
September 2005	11.050	10.300
October 2005	11.430	9.820
November 2005	10.440	9.190
December 2005	10.090	9.610
January 2006	10.430	9.550
February 2006	13.090	9.900

Item 10.    Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979”. Set forth is a summary of certain provisions of our Articles of Association, as amended on June 14, 2005 (the “Articles”) and Dutch law, where applicable. Furthermore a Dutch Corporate Governance Code has been published on December 9, 2003 including principles of good corporate governance and best practice provisions (the “Code”). The Code contains the principles and concrete provisions which the persons involved in a listed company (including management board members and supervisory board members) and stakeholders should observe in relation to one another. A listed company should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

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

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our annual general meeting on June 14, 2005. The remuneration policy should at least include periodic payments, rewards upon termination of their employment and options to acquire shares and the conditions under which such options can be exercised.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the general meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are material significance to the company and/or to the relevant Managing Director require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory

Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.

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

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors are not liable for obligations we incur. Under certain circumstances, however, they may become liable, either towards QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

Liability Towards QIAGEN

Failure of a Managing or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing or Supervisory Director must be deemed to have been grossly negligent. Managing Directors and Supervising Directors are jointly and severally liable for failure of the Managing Board and Supervisory Board as a whole, respectively, but an individual Managing or Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.

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

SPAQ was incorporated on August 2, 2004. Its principal office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands. Its statutory objectives are to protect the interest of QIAGEN and its enterprise and the enterprises of companies which are linked to QIAGEN. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in the interest of QIAGEN and its stakeholders.

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

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The annual General Meeting is held within six months after the end of each fiscal year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.

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

(ii)	To conclude or cancel any long lasting cooperation by the company or an affiliate (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company; and

(iii)	To acquire or dispose of a participation interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or an affiliate (dochtermaatschappij).

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

Dividend Withholding Tax

General.    Upon distribution of dividends, we would be obligated to withhold 25% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax derived from our paid-in share premium which is recognized for Netherlands tax purposes.

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

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. For the year ended December 31, 2005, the weighted average interest rate on our marketable securities portfolio was from 3.42%.

Borrowings against lines of credit are at variable interest rates. We had no outstanding lines of credit at December 31, 2005. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2005, we had $197.4 million in long-term debt, of which $47.4 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2005 earnings by approximately $91,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

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

At December 31, 2005, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2005, we held one foreign currency exchange option totaling $500,000. The option had a notional exchange rate of USD/EUR 1.210 and expired the end of January 2006.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2005, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

Foreign Currency Exchange Rate Risk

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

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

Not Applicable.

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

Item 16B.    Code of Ethics

QIAGEN has in place a Code of Conduct that applies to all Directors, officers and employees which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Item 16C.    Principal Accountant Fees and Services

At our 2005 Annual General Meeting of Shareholders held on June 14, 2005, our shareholders reappointed Ernst & Young LLP to serve as our auditors for the fiscal year ended December 31, 2005. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young LLP for providing audit services and other professional services in each of the last two fiscal years:

	2005	2004
Audit fees	$530,000	$487,000
Audit related fees	155,000	122,000
Tax fees	145,000	216,000
All other fees	245,000	704,000

Total	$1,075,000	$1,529,000

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

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-33 included herein.

(A)	The following financial statements, together with the report of Ernst & Young LLP thereon, are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedule II—Valuation and Qualifying Accounts

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notorial deed as of July 14, 2005 (English translation) (filed as Exhibit 4.1) (5)

2.1	Credit Contract for a Club Deal between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated July 12, 2004 (English Translation) (6)

2.2	Declaration by QIAGEN N.V. to Deutsche Bank Aktiengesellschaft dated July 12, 2004 (6)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (6)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (6)

4.1	Lease between QIAGEN GmbH and Brixton Estate Deutschland GmbH dated March 14, 1997 (the “Albert-Einstein-Str. Lease” (Filed as Exhibit 10.1(a)) (1)

4.2	The “Albert-Einstein-Str. Lease” Contract Summary (Filed as Exhibit 10.1(b)) (1)

4.3	Master Agreement among Becton, Dickinson and Company, Becton Dickinson Sample Collection GmbH, QIAGEN AG, and QIAGEN N.V., dated August 5, 1999 (Filed as Exhibit 10.1) (2)

4.4	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (2)

4.5	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (2)

4.7	Employment Agreement by and between DIAGEN Institute for Molecular Biological Diagnostics GmbH. and Mr. Peer M. Schatz, dated February 24, 1993 (English Translation) (Filed as Exhibit 4.11) (3)

4.8	Employment Agreement by and between QIAGEN AG and Peer M. Schatz, dated May 29, 1998 (English Translation) (Filed as Exhibit 4.12) (3)

4.9	Employment Agreement between QIAGEN N.V. and Peer M. Schatz, dated October 5, 2000 (Filed as Exhibit 4.14) (3)

4.10	Change in Control Agreement between QIAGEN N.V. and Peer M. Schatz, as of September 30, 2002 (Filed as Exhibit 4.18) (3)

4.11	Letter between QIAGEN GmbH and Peer M. Schatz Regarding Addition of a Change in Control Provision, as of September 30, 2002 (English Translation) (Filed as Exhibit 4.20) (3)

4.12	Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated July 1, 1992 (English Translation) (Filed as Exhibit 4.21) (4)

4.13	Supplement to Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated June 22, 1999 (English Translation) (Filed as Exhibit 4.22) (4)

4.14	Letter between QIAGEN GmbH and Dr. Joachim Schorr, Regarding Addition of a Change in Control Provision, dated March 24, 2003 (English Translation) (6)

4.15	Letter between QIAGEN GmbH and Dr. Joachim Schorr, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.16	Employment Agreement by and between QIAGEN GmbH and Bernd Uder, dated March 1, 2001 (English Translation) (Filed as Exhibit 4.25) (6)

4.17	Letter between QIAGEN GmbH and Bernd Uder, Regarding Addition of a Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.18	Letter between QIAGEN GmbH and Bernd Uder, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.19	Employment Agreement by and between QIAGEN GmbH and Roland Sackers, dated January 1, 2004 (English Translation) (6)

4.20	Employment Agreement by and between QIAGEN North American Holdings, Inc. and Roland Sackers, dated January 5, 2004 (6)

4.21	Change in Control Agreement between QIAGEN North American Holdings, Inc. and Roland Sackers, as of September 30, 2003 (6)

4.22	Employment Agreement by and between QIAGEN N.V. and Roland Sackers, dated August 5, 2004 (6)

4.23	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (6)

4.24	Letter between QIAGEN GmbH and Peer M. Schatz, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.25	QIAGEN N.V. Amended and Restated Stock Plan (5)

*4.26	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Deputy Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Deputy Managing Director and Chief Financial Officer

*15.1	Consent of Ernst & Young LLP

*	Filed herewith.

(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 21, 1998.
(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2003.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 26, 2004.
(5)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 10, 2005.
(6)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 31, 2006

By: /s/ Peer M. Schatz

        Peer M. Schatz, Chief Executive Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of QIAGEN N.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 19(A). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

McLean, Virginia

March 27, 2006

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$191,700,000	$196,375,000
Marketable securities	15,000,000	30,153,000
Notes receivable	4,283,000	4,630,000
Accounts receivable, net of allowance for doubtful accounts of $2,388,000 and $2,647,000 in 2005 and 2004, respectively	63,538,000	66,098,000
Income taxes receivable	4,161,000	3,551,000
Inventories, net	53,653,000	60,164,000
Deferred income taxes	11,617,000	11,785,000
Prepaid expenses and other	26,305,000	14,328,000

Total current assets	370,257,000	387,084,000

Long-Term Assets:
Property, plant and equipment, net	195,199,000	217,108,000
Goodwill	93,914,000	56,263,000
Intangible assets, net of accumulated amortization of $13,813,000 and $8,818,000 in 2005 and 2004, respectively	74,566,000	34,758,000
Deferred income taxes	6,346,000	3,114,000
Other assets	25,016,000	16,272,000

Total long-term assets	395,041,000	327,515,000

Total assets	$765,298,000	$714,599,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
	2005	2004
Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$5,921,000	$6,769,000
Current portion of capital lease obligations	995,000	1,201,000
Accounts payable (of which $1.0 million due to QIAGEN Finance in 2004, see Note 6)	15,934,000	20,157,000
Accrued and other liabilities (of which $3.4 million and $2.4 million due to QIAGEN Finance in 2005 and 2004, see Note 6)	52,707,000	46,879,000
Income taxes payable	14,935,000	10,283,000
Deferred income taxes	1,179,000	2,766,000

Total current liabilities	91,671,000	88,055,000

Long-Term Liabilities:
Long-term debt, net of current portion (of which $150.0 million due to QIAGEN Finance in 2005 and 2004, see Note 6)	191,447,000	197,383,000
Capital lease obligations, net of current portion	11,101,000	13,737,000
Deferred income taxes	17,570,000	10,372,000
Other	3,052,000	4,676,000

Total long-term liabilities	223,170,000	226,168,000

Commitments and Contingencies (Note 17)

Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares
Issued and outstanding—148,455,864 shares in 2005 and 147,020,207 shares in 2004	1,513,000	1,495,000
Additional paid-in capital	157,796,000	146,231,000
Retained earnings	274,200,000	211,975,000
Accumulated other comprehensive income	16,948,000	40,675,000

Total shareholders’ equity	450,457,000	400,376,000

Total liabilities and shareholders’ equity	$765,298,000	$714,599,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2005	2004	2003
Net sales	$398,395,000	$380,629,000	$351,404,000
Cost of sales	122,755,000	125,658,000	118,786,000
Cost of sales—acquisition and restructuring	439,000	1,454,000	3,618,000

Gross profit	275,201,000	253,517,000	229,000,000

Operating Expenses:
Research and development	39,100,000	35,767,000	31,789,000
Sales and marketing	94,689,000	87,506,000	83,005,000
General and administrative	40,123,000	41,715,000	42,269,000
Purchased in-process research and development	3,239,000	—	—
Acquisition, integration and related costs	3,213,000	572,000	—
Relocation, restructuring and related costs	—	3,817,000	3,048,000

Total operating expenses	180,364,000	169,377,000	160,111,000

Income from operations	94,837,000	84,140,000	68,889,000

Other Income (Expense):
Interest income	7,552,000	2,887,000	1,284,000
Interest expense	(5,940,000)	(5,101,000)	(4,647,000)
Research and development grants	1,380,000	1,608,000	2,221,000
Gain (loss) on foreign currency transactions, net	(157,000)	(67,000)	1,069,000
Loss from equity method investees	(1,149,000)	(2,243,000)	(1,847,000)
Other miscellaneous (expense) income, net	741,000	(8,537,000)	286,000

Total other income (expense)	2,427,000	(11,453,000)	(1,634,000)

Income before provision for income taxes	97,264,000	72,687,000	67,255,000
Provision for income taxes	35,039,000	23,982,000	24,405,000

Net income	$62,225,000	$48,705,000	$42,850,000

Basic net income per common share	$0.42	$0.33	$0.29

Diluted net income per common share	$0.41	$0.33	$0.29

Shares used in computing basic net income per common share	147,837,000	146,658,000	145,832,000

Shares used in computing diluted net income per common share	150,172,000	148,519,000	147,173,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE AT DECEMBER 31, 2002	145,533,589	$1,478,000	$134,547,000	$120,420,000	$6,586,000	$263,031,000

Net income	—	—	—	42,850,000	—	42,850,000
Unrealized gain, net on marketable securities	—	—	—	—	1,239,000	1,239,000
Realized gain, net on marketable securities	—	—	—	—	(201,000)	(201,000)
Translation adjustment	—	—	—	—	22,368,000	22,368,000

Comprehensive income	—	—	—	—	—	66,256,000
Exercise of stock options	375,508	4,000	2,109,000	—	—	2,113,000
Common stock issued in connection with the acquisition of GenoVision, A.S.	308,421	3,000	2,943,000	—	—	2,946,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	440,000	—	—	440,000

BALANCE AT DECEMBER 31, 2003	146,217,518	1,485,000	140,039,000	163,270,000	29,992,000	334,786,000

Net income	—	—	—	48,705,000	—	48,705,000
Unrealized loss, net on forward contracts	—	—	—	—	(500,000)	(500,000)
Unrealized gain, net on marketable securities	—	—	—	—	47,000	47,000
Realized gain, net on marketable securities	—	—	—	—	(481,000)	(481,000)
Translation adjustment	—	—	—	—	11,617,000	11,617,000

Comprehensive income	—	—	—	—	—	59,388,000
Exercise of stock options	802,689	10,000	5,122,000	—	—	5,132,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	775,000	—	—	775,000
Option vesting accelerated in connection with sale of synthetic DNA business unit	—	—	295,000	—	—	295,000

BALANCE AT DECEMBER 31, 2004	147,020,207	1,495,000	146,231,000	211,975,000	40,675,000	400,376,000

Net income	—	—	—	62,225,000	—	62,225,000
Unrealized loss, net on forward contracts	—	—	—	—	(1,372,000)	(1,372,000)
Unrealized gain, net on marketable securities	—	—	—	—	2,800,000	2,800,000
Realized loss, net on marketable securities	—	—	—	—	507,000	507,000
Translation adjustment	—	—	—	—	(25,662,000)	(25,662,000)

Comprehensive income	—	—	—	—		38,498,000
Exercise of stock options	1,435,657	18,000	7,941,000	—	—	7,959,000
Tax benefit in connection with nonqualified stock options	—	—	3,169,000	—	—	3,169,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000

BALANCE AT DECEMBER 31, 2005	148,455,864	$1,513,000	$157,796,000	$274,200,000	$16,948,000	$450,457,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2004	2003
Cash Flows From Operating Activities:
Net income	$62,225,000	$48,705,000	$42,850,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	24,955,000	22,961,000	25,788,000
Non-cash acquisition and restructure costs	2,114,000	—	4,128,000
Purchased in-process research and development	3,239,000	—	—
Tax effect from non-qualified stock options, net	3,169,000	775,000	440,000
Provision for losses on accounts receivable	54,000	128,000	1,749,000
Deferred income taxes	(2,202,000)	(10,474,000)	12,183,000
Loss on disposition of synthetic DNA business unit	—	9,796,000	—
(Gain) loss on disposition of property and equipment	(97,000)	159,000	417,000
(Gain) loss on sale of marketable securities	507,000	(481,000)	(201,000)
Loss on equity method investees	1,149,000	2,243,000	1,847,000
Gain on dissolution of subsidiary	(123,000)	—	—
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	(33,000)	1,109,000	(783,000)
Accounts receivable	(131,000)	(4,193,000)	(5,738,000)
Income taxes receivable	1,897,000	(368,000)	8,117,000
Inventories	3,764,000	2,019,000	(6,396,000)
Prepaid expenses and other	(9,778,000)	(5,282,000)	1,745,000
Other assets	934,000	(5,213,000)	(4,102,000)
Increase (decrease) in:
Accounts payable	(4,711,000)	599,000	(6,610,000)
Accrued and other liabilities	422,000	2,450,000	(885,000)
Income taxes payable	5,592,000	(13,009,000)	(11,035,000)
Other	(1,709,000)	1,874,000	546,000

Net cash provided by operating activities	91,237,000	53,798,000	64,060,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(13,728,000)	(12,621,000)	(19,558,000)
Proceeds from sale of equipment	1,738,000	1,584,000	1,795,000
Purchases of intangible assets	(15,276,000)	(3,493,000)	(2,777,000)
Purchases of investments	(4,981,000)	—	—
Net proceeds from disposition of synthetic DNA business unit	757,000	16,087,000	—
Purchases of marketable securities	(40,445,000)	(37,963,000)	(6,000)
Sales of marketable securities	55,430,000	14,860,000	6,489,000
Investment in unconsolidated subsidiary	—	(125,000)	—
Cash paid for acquisitions, net of cash acquired	(81,996,000)	(29,478,000)	—

Net cash used in investing activities	(98,501,000)	(51,149,000)	(14,057,000)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
	2005	2004	2003
Cash Flows From Financing Activities:
Repayment of lines of credit	(67,000)	—	(972,000)
Proceeds from debt	6,299,000	150,077,000	7,926,000
Repayments of debt	(10,638,000)	(58,471,000)	(9,702,000)
Principal payments on capital leases	(1,053,000)	(1,115,000)	(1,249,000)
Proceeds from subscription receivable	455,000	—	—
Issuance of common shares	7,959,000	5,132,000	2,113,000

Net cash (used in) provided by financing activities	2,955,000	95,623,000	(1,884,000)

Effect of exchange rate changes on cash and cash equivalents	(366,000)	(890,000)	5,981,000
Net (decrease) increase in cash and cash equivalents	(4,675,000)	97,382,000	54,100,000
Cash and cash equivalents, beginning of year	196,375,000	98,993,000	44,893,000

Cash and cash equivalents, end of year	$191,700,000	$196,375,000	$98,993,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$5,238,000	$3,664,000	$4,670,000

Cash paid for taxes	$21,582,000	$27,755,000	$14,038,000

Noncash Investing and Financing Activities:
Note receivable in connection with disposition of assets	$—	$6,189,000	$—

Equipment purchased through capital leases	$—	$—	$1,757,000

Acquisitions of:
Goodwill	$—	$—	$2,946,000

Issuance of common stock	$—	$—	$2,946,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

1.	Description of Business

QIAGEN N.V. and subsidiaries (the Company) operates exclusively in the life sciences industry developing, producing and distributing biotechnology products and services, primarily for the handling, separation and purification of nucleic acids (DNA and RNA). In addition, QIAGEN sells and/or licenses technologies to others. The Company’s products are used in biological research by universities and research institutions as well as in the diagnostic and applied testing industries. The Company’s products are sold throughout the world, primarily in the United States, Europe and Japan. Similar to most companies in similar lines of business, the Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of the Company and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and which the Company has determined that it is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

Cash and Cash Equivalents, Marketable Securities and Investments

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Marketable Securities:    The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All such investments are classified “available for sale” and stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

Investments:    The Company also has investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Marketable securities and investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a separate component of shareholders’ equity. A decline in fair value below amortized cost that is

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judged to be other-than-temporary is accounted for as a realized loss and the write down is included in the consolidated statements of income. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Write-offs of accounts receivable totaled $620,000, $383,000 and $1.3 million while provisions for doubtful accounts which were charged to expense totaled $54,000, $128,000 and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2005 and 2004:

	2005	2004
Raw materials	$18,200,000	$15,999,000
Work in process	18,064,000	23,596,000
Finished goods	17,389,000	20,569,000

Total inventories	$53,653,000	$60,164,000

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

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangibles assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. SFAS No. 142 “Goodwill and Other Intangible Assets” requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142 goodwill is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Revenue from consumable product sales is generally recognized upon shipment, when all of the criteria of SAB 104 are achieved. Revenue from the sale and/or licensing of technologies is generally recognized upon delivery to the customer, when all of the criteria of SAB 104 are achieved. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. Revenue from instrumentation equipment is generally not recognized until title passes to the customer, upon either shipment, in the case of sales to distributors, or written customer acceptance in the case of sales to end users, after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period. The Company generally recognizes service revenues on a completed contract basis. For each of the years ended December 31, 2005, 2004 and 2003, revenues from the sale of all services constitute less than 10 percent of total net sales.

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

Shipping and Handling Income and Costs

The Company accounts for income and costs related to shipping and handling activities in accordance with the Emerging Issues Task Force Issue No. 00-10, “Accounting for Shipping and Handling Revenues and Costs.” Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2005, 2004 and 2003, shipping and handling costs totaled $8.5 million, $7.8 million and $10.6 million, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising Costs

The Company accounts for advertising costs according to Statement of Position 93-7, “Reporting on Advertising Costs”, (SOP 93-7). Accordingly, the costs of advertising are expensed as incurred. Sales materials, such as brochures and catalogues, are accounted for as prepaid supplies and expensed over the expected period of use. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were $1.9 million, $1.8 million and $1.4 million, respectively.

Warranty

The Company warrants its products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded upon either shipment, in the case of consumables, or when title passes to the customer, in the case of instrumentation.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109—“Accounting for Income Taxes.” The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company records tax contingencies when the exposure item becomes probable and reasonably estimable. The Company establishes reserves for tax contingencies that reflect its best estimate of the deductions and credits that it may be unable to sustain, or that it could be willing to concede as part of a broader tax settlement. The tax contingency liability is based on the Company’s estimate of whether additional taxes will be due in the future. Any additional taxes will be determined only upon the completion of current and future tax audits. The timing of such payments cannot be determined with any certainty, but the Company expects that they will not be made within one year.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The subsidiaries’ functional currencies are the local currency of the respective country. Local subsidiary balance sheets which are prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in accumulated other comprehensive income in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair value of the notes payable to QIAGEN Finance, further discussed in Note 15, was estimated by using available over-the-counter market information on the convertible bond which was issued by QIAGEN Finance, the value of which correlates to the fair value of the loan arrangement the Company has with QIAGEN Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 6).

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and its amendments. The purpose of the derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the value of anticipated transactions, the fair value of the forward contracts also changes, offsetting foreign currency rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, depending on the type of hedge transaction.

Stock-Based Compensation

At December 31, 2005, the Company has a stock plan, which is described more fully in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation”. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant.

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

	2005	2004	2003
Risk-free interest rate	4.02%	3.00%	2.56%
Stock price volatility	52%	66%	73%
Expected life (in years)	4.26	5.45	6.00
Dividend rate	0.0%	0.0%	0.0%
Weighted average fair value of options granted	$5.82	$6.82	$5.41

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2005	2004	2003
Net income, as reported	$62,225,000	$48,705,000	$42,850,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(13,835,000)	(12,224,000)	(11,740,000)

Proforma net income	$48,390,000	$36,481,000	$31,110,000

Earnings per share:
Basic—as reported	$0.42	$0.33	$0.29
Basic—proforma	$0.33	$0.25	$0.21
Diluted—as reported	$0.41	$0.33	$0.29
Diluted—proforma	$0.32	$0.25	$0.21

The effect of applying SFAS No. 123 on proforma net income and per share calculations for the years ended December 31, 2005, 2004 and 2003, as stated above, is not representative of the effect on reported net income and net income per share for future periods due to such things as the variability in the underlying assumptions used to estimate the fair values of options, the current year vesting accelerations, the issuance of additional stock options in future periods and the potential granting of other forms of equity based compensation.

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

Concentrations of Risk

The Company buys materials for products from many suppliers, and is not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, the Company may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, the Company’s customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which the Company’s products are used could have a significant effect on the demand for our products.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Authoritative Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. This new standard replaces APB Opinion No. 20, “Accounting Changes”, and FASB SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company plans to adopt this statement on January 1, 2006 and it is not expected to have a material effect on the financial statements upon adoption.

On December 16, 2004, the FASB issued SFAS No. 123R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values over the expected period of service. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The full impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Management is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options. The Company will adopt SFAS No. 123R as of the effective date, January 1, 2006 using the modified-prospective method.

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
	2005	2004	2003
Weighted average number of common shares used to compute basic net income per common share	147,837,000	146,658,000	145,832,000
Dilutive effect of stock options	2,269,000	1,861,000	1,341,000
Dilutive effect of outstanding warrant shares used to compute diluted net income per common share	66,000	—	—

	150,172,000	148,519,000	147,173,000

Outstanding stock options having no dilutive effect, not included in above calculation	5,235,000	5,430,000	7,166,000

Outstanding warrants having no dilutive effect, not included in above calculation	11,796,000	11,862,000	—

4.	Acquisitions and Disposals

artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. artus’ unique portfolio spans over 60 assays including 30 CE marked assays for detection of a variety of viral and bacterial pathogens such as

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SARS, Herpes simplex virus -1/-2, Epstein-Barr-Virus (EBV), West Nile Virus, Malaria, Salmonella and Avian Flu. The portfolio also includes select assays for genotyping and veterinary medicine and a strong pipeline of complete panels for certain disease profiles. artus maintains a very active network of relationships with academic and industrial partners to identify and develop test opportunities. The Company believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms.

The purchase price, including direct acquisition costs and adjusted as per the terms of the share purchase agreement, paid by the Company was approximately EUR 26.4 million (approximately $32.6 million at May 31, 2005) in cash. A total of EUR 9.3 million (approximately $11.5 million at May 31, 2005), of which EUR 2.7 million was considered as purchase price, was paid into escrow and will be released subject to certain milestones being met. In connection with the acquisition, the Company expensed costs of approximately $2.0 million, which includes $1.8 million related to the impairment of existing fixed and other assets as a result of the acquisition.

Using the results of an independent appraisal, the purchase price of $32.6 million has been allocated as follows: $21.1 million was allocated to purchased intangibles, to be amortized over 13 years, $3.4 million to customer relationships, to be amortized over 10 years, and $23.8 million to goodwill. In addition, the Company acquired tangible net assets of $5.7 million, assumed debt of $16.3 million and recorded a long-term deferred tax liability related to the acquired intangibles of $5.8 million. $714,000 was expensed for purchased in-process research and development. None of the goodwill is deductible for tax purposes. The results of operations of artus are included in the consolidated results for the Company from the date of acquisition.

Shenzhen PG Biotech Co. Ltd.

In the third quarter the Company obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. At December 31, 2005, the transaction was pending Chinese government approval and subject to customary closing conditions. The Company closed the transaction in February 2006.

Molecular Staging, Inc.

In September 2004, the Company completed the acquisition of key assets of Molecular Staging, Inc. (MSI), New Haven, Connecticut, USA. MSI had developed a range of proprietary products and services based on its Multiple Displacement Amplification (MDA) and Rolling Circle Amplification (RCA) technology. The key application of MDA is whole genome amplification (WGA) which is designed to eliminate limitations created by the scarce quantities of DNA samples available for customers to perform an increasing number of analyses. The technology portfolio acquired from MSI adds a new dimension of customer benefit and is in the Company’s core focus on pre-analytical solutions. The primary reason for the acquisition was to enable the Company to provide customers a solution for the limitations of scarce DNA samples. Following QIAGEN-based nucleic acid purification, WGA provides precise, complete and nearly unlimited copies of the entire genome and thereby creates a sufficient quantity of DNA from even the smallest amounts of starting material enabling a practically unlimited number of analyses. QIAGEN launched a series of kits integrating the newly acquired technology to address specific customer needs in early 2005.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquired business of MSI has been integrated into the Company’s operations in Germany. The results of operations are included in the consolidated results for the Company from the date of acquisition. The total cost of the acquisition was $28.5 million in cash and the Company incurred direct acquisition costs of $1.0 million. The Company agreed to pay additional potential earn-out amounts of up to $6.75 million based on revenue milestones in 2004 and 2005 of which the first milestone of $3.75 million was earned in 2004 and paid in February 2005 resulting in an increase to goodwill, and $1.2 million of the second milestone was earned and is accrued in the accompanying balance sheet at December 31, 2005. In connection with the acquisition, the Company expensed costs of approximately $2.1 million, which includes a $1.5 million charge to cost of sales related to inventory which will be replaced with products integrating the newly acquired technologies and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition.

Using the results of an independent appraisal, the purchase price was allocated as follows: $1.2 million to license agreement, $13.0 million to developed technology (both to be amortized over 14 years), $100,000 to equipment acquired, and $19.2 million to goodwill, which is deductible for income tax purposes.

Other Acquisitions

During 2005, the Company completed five other acquisitions which were not significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions was $43.1 million. Pursuant to the purchase agreements, the Company could be required to make additional contingent cash payments totalling $27.2 million through 2009. Any contingent payments made will be accounted for as additions to the purchase price.

Using the results of independent appraisals, the purchase prices totaling $43.1 million have been allocated as follows: $21.9 million was allocated to purchased intangibles, to be amortized over lives up to 14 years, and $18.8 million to goodwill, $12.4 of which is deductible for tax purposes. In addition, the Company acquired tangible net assets of $3.3 million and expensed $2.5 million for purchased in-process research and development. The allocation of one of the acquisitions reflects the Company’s estimates of the purchase price allocation and will be revised at a later date. The results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition.

As a result of the Company’s planned integration of one of the businesses, including the closure of an acquired facility as approved by the Supervisory Board, certain employees of the acquired company were terminated and relocation to the Company’s other sites was offered to the remaining employees. Accordingly, severance charges of approximately $1.0 million and lease and related costs of approximately $2.5 million have been accrued in the accompanying balance sheet as part of the preliminary purchase price allocation as of December 31, 2005.

Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2005 and 2004, pro forma net sales would have been $415.2 million and $400.6 million, pro forma net income would have been $63.4 million and $41.2 million, pro forma basic net income per common share would have been $0.43 and $0.28, and pro forma diluted net income per common share would have been $0.42 and $0.28, respectively. The pro forma data excludes the 2005 acquisition related costs including a $439,000 charge to cost of sales related to inventory, a $3.2 million charge, which includes $1.8 million related to the impairment of fixed and other assets as a result of the acquisitions and a $3.2 million charge for purchased in-process research and development. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disposal of Synthetic DNA Business Unit

In June 2004, the Company sold a significant portion of its synthetic DNA business unit to a group of investors, including a former member of management for $24.3 million, of which $17.8 million was paid in cash and the remainder is to be paid over a five year period ending in June 2009. The synthetic DNA business unit had operations located in the United States, Germany and Japan. The Company incurred a net loss related to the sale of such business of approximately $9.8 million, which was included in other miscellaneous expense in 2004. The net loss included net costs of $4.1 million on the transaction, severance costs of $2.7 million and lease termination and facility exit costs of $3.0 million.

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

Changes in the relocation and restructure accrual for the years ended December 31, 2005 and 2004, including accruals for severance, lease termination and facility exit costs incurred in connection with the sale of the synthetic DNA business unit discussed in Note 4, are as follows:

	Accrual Balance 12/31/2004	Unused Amounts Reversed	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2005
Relocation, severance and employee related	$983,000	$(88,000)	$(840,000)	$55,000
Lease and facility	1,785,000	(100,000)	(1,621,000)	64,000
Inventory	76,000	—	(76,000)	—
Other	70,000	—	(70,000)	—

	$2,914,000	$(188,000)	$(2,607,000)	$119,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Accrual Balance 12/31/2003	2004 Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2004
Relocation, severance and employee related	$488,000	$3,358,000	$(2,863,000)	$983,000
Lease and facility	698,000	2,624,000	(1,537,000)	1,785,000
Inventory	324,000	132,000	(380,000)	76,000
Other	19,000	292,000	(241,000)	70,000

	$1,529,000	$6,406,000	$(5,021,000)	$2,914,000

6.	Variable Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” replacing the original interpretation issued in January 2003. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46. Thus, the investment continues to be accounted for under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity, PreAnalytiX GmbH, is expected to report net profit beginning in 2006.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing the Company’s convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes due in 2024 (the “Notes”) through QIAGEN Finance, and in turn the proceeds were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed the Notes, and has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. According to the provisions of FIN 46, QIAGEN Finance is a variable interest entity for which the Company is not the primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. QIAGEN N.V. accounts for its investment in QIAGEN Finance as an equity investment pursuant to APB No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance in the loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance is limited to the Company’s share of losses from the equity method investment itself.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	2005	2004
Net unrealized gain (loss) on marketable securities	$2,969,000	$(338,000)
Net unrealized gain (loss) on forward contracts net of tax of $902,000 in 2005	(1,872,000)	(500,000)
Foreign currency translation adjustments	15,851,000	41,513,000

Accumulated other comprehensive income	$16,948,000	$40,675,000

8.	Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

During 2004, the Company’s German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2005 and 2004, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and have fair market values at December 31, 2005 and 2004 of approximately $663,000 and $4.8 million, which is included in other long-term liabilities in the accompanying consolidated balance sheets. During 2005, the Company also entered into a forward arrangement which qualifies as a cash flow hedge of CND 9.0 million. This contract matures in February 2006 and has a fair market value of $377,000 at December 31, 2005, which is included in accrued and other liabilities at December 31, 2005. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. At December 31, 2005 and 2004, the notional amounts of the Company’s foreign currency exchange options were $500,000, with a notional weighted average exchange rate of USD/EUR 1.21, and $1.5 million, with a notional weighted average exchange rate of USD/EUR 1.36, respectively. The option outstanding at December 31, 2005 expired in January 2006 and had a fair market value of approximately $1,000. The options outstanding at December 31, 2004 expired at various dates through February 2005 and had a fair market value of approximately $23,000. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Marketable Securities

At December 31, 2005, current marketable securities consist of auction rate debt securities, issued by state and local government sponsored agencies. While these securities have long term maturities, their interest rates are reset approximately every 7-28 days through an auction process. As a result, the interest income from these securities is subject to market risk since the rate is adjusted to accommodate market conditions on each reset date. However, since the interest rates are reflective of current market conditions, the fair value of these securities typically does not fluctuate from par or cost. These securities are classified as current assets in the accompanying consolidated balance sheets since the Company may sell the securities at its discretion on the auction day without penalty or loss of principal.

During 2005, the Company’s former cost-method investment in Coley Pharmaceutical Group, Inc. (CPG) was reclassified as a long-term marketable security upon CPG’s completed IPO. At December 31, 2005, the Company held 289,096 shares in CPG with a fair market value of $4.4 million and a cost of $1.4 million. The Company was restricted from selling the shares until February 2006. Long-term marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

At December 31, 2004, the Company held one investment with a fair market value of $30.2 million and cost of $30.5 million and believed that the decline in value was temporary since the investment had been in a loss position for less than 12 months, and the decline appeared to be the result of changing market rates and not related to any specific event. During 2005, the Company did not see improvement, therefore during the course of the year sold the entire investment, realizing a total loss of $507,000.

For the years ended December 31, 2005, 2004 and 2003, proceeds from sales of available-for-sale securities totaled $50.4 million, $14.9 million and $6.5 million, respectively, and, calculated on the specific identification method, realized losses during 2005 totaled $507,000 and realized gains during 2004 and 2003 totaled $481,000 and $201,000, respectively.

10.	Property, Plant and Equipment

Property, plant and equipment, including equipment under capital lease, are summarized as follows as of December 31, 2005 and 2004:

	Estimated useful life (in years)	2005	2004
Land	—	$12,013,000	$12,785,000
Buildings and improvements	1-40	157,893,000	169,009,000
Machinery and equipment	5-10	67,528,000	69,073,000
Computer software	1-5	23,650,000	23,329,000
Furniture and office equipment	2-10	33,914,000	37,026,000
Construction in progress	—	5,389,000	6,242,000

		300,387,000	317,464,000
Less: Accumulated depreciation and amortization		(105,188,000)	(100,356,000)

Property, plant and equipment, net		$195,199,000	$217,108,000

Amortization of assets reported under capital leases is included within accumulated depreciation and amortization above for the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005, 2004 and 2003 depreciation and amortization expense totaled $19.0 million, $20.2 million and $23.5 million, respectively. Repairs and maintenance expense was $4.0 million, $4.5 million and $5.2 million in fiscal years 2005, 2004 and 2003, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. A summary of these investments as of December 31, 2005 and 2004 is as follows:

Company	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
		2005	2004	2005	2004	2003
PreAnalytiX GmbH	50.00%	$883,000	$(1,836,000)	$(1,079,000)	$(2,312,000)	$(1,847,000)
QBM Cell Science	19.50%	$574,000	$571,000	$3,000	$18,000	$—
QIAGEN Finance	100.00%	$103,000	$176,000	$(73,000)	$51,000	$—

Company	Ownership Percentage	Cost Investment at December 31
		2005	2004
Coley Pharmaceutical Group, Inc	—	$—	$1,414,000
Operon Biotechnologies, Inc.	16.00%	$4,000,000	$4,000,000
Protedyne Corporation	5.18%	$2,121,000	$—

The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book value from the most recent financial statements. The Company has a .256% cost-method investment in Ingenium Biopharmaceutical AG and a 17.33% cost-method investment in Zeptosens AG which have been fully impaired.

12.	Intangible Assets

SFAS No. 142, “Goodwill and Other Intangible Assets” addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the consolidated financial statements. Goodwill is assessed for impairment using a fair-value-based test annually or more frequently if events or circumstances indicate that impairment may have occurred. The Company performs its annual assessment of the fair value of goodwill and intangible assets during the fourth quarter and concluded that as of December 31, 2005 the Company had no impairment.

The following sets forth the acquired intangible assets by major asset class as of December 31, 2005 and December 31, 2004:

	Weighted Average Life	2005		2004
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	10.0 years	$30,025,000	$(8,488,000)	$20,780,000	$(6,438,000)
Developed technology	12.8 years	48,128,000	(4,862,000)	22,796,000	(2,380,000)
Customer base and Trademarks	9.8 years	10,226,000	(463,000)	—	—

		$88,379,000	$(13,813,000)	$43,576,000	$(8,818,000)

Unamortized Intangible Assets:
Goodwill		$93,914,000		$56,263,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill, by geographical segment, for the years ended December 31, 2005 and 2004, are as follows:

	Norway	United States	Japan	Germany	Other Countries	Total
BALANCE AT DECEMBER 31, 2003	$24,659,000	$3,758,000	$1,340,000	$360,000	$—	$30,117,000
Goodwill acquired during the year	—	—	—	19,062,000	—	19,062,000
Adjustment to deferred taxes	1,490,000	1,720,000	—	—	—	3,210,000
Effect of foreign currency translation	2,251,000	—	65,000	1,558,000	—	3,874,000

BALANCE AT DECEMBER 31, 2004	28,400,000	5,478,000	1,405,000	20,980,000	—	56,263,000

Goodwill acquired during the year	—	11,534,000	—	24,402,000	6,873,000	42,809,000
Purchase adjustment for earn-out	—	—	—	1,271,000	—	1,271,000
Effect of foreign currency translation	(2,833,000)	—	(203,000)	(3,735,000)	342,000	(6,429,000)

BALANCE AT DECEMBER 31, 2005	$25,567,000	$17,012,000	$1,202,000	$42,918,000	$7,215,000	$93,914,000

Amortization expense on intangible assets totaled approximately $5.9 million, $2.5 million and $2.1 million, respectively, for the years ended December 31, 2005, 2004 and 2003. In connection with the acquisitions as more fully discussed in Note 4, $3.2 million of purchase price was allocated to in-process research and development and expensed during the year ended December 31, 2005.

Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2006	$7,468,000
2007	$7,466,000
2008	$7,351,000
2009	$6,975,000
2010	$6,406,000

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Income Taxes

The Company has recorded a net deferred tax liability of $786,000 and a net deferred tax asset of $1.8 million at December 31, 2005 and 2004, respectively.

The components of the net deferred tax (liability) asset at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax asset:
Allowance for bad debts	$690,000	$809,000
Bonus/commission accrual	220,000	151,000
Vacation accrual	319,000	296,000
Warranty accrual	244,000	186,000
Accrued liabilities	1,479,000	2,441,000
Depreciation and amortization	317,000	372,000
Tax credits	744,000	377,000
Net operating loss carryforward	6,610,000	6,400,000
Inventories	3,911,000	3,236,000
Deferred revenues	1,212,000	1,115,000
Capitalized start-up costs	1,214,000	1,796,000
Capital leases	623,000	632,000
Intangibles	3,311,000	—
United States state income taxes	383,000	118,000
Other	1,136,000	808,000
Valuation allowance	(1,105,000)	(1,029,000)

	21,308,000	17,708,000

Deferred tax liability:
Depreciation and amortization	(9,486,000)	(10,163,000)
Inventory	(407,000)	(683,000)
Accrued liabilities	(519,000)	(739,000)
Intangibles	(11,187,000)	(3,999,000)
United States state income taxes	(34,000)	(39,000)
Other	(461,000)	(324,000)

	(22,094,000)	(15,947,000)

Net deferred tax (liabilities) assets	$(786,000)	$1,761,000

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2005 and 2004 as follows:

	2005	2004
Current deferred tax asset	$11,617,000	$11,785,000
Current deferred tax liabilities	(1,179,000)	(2,766,000)
Non-current deferred tax asset	6,346,000	3,114,000
Non-current deferred tax liabilities	(17,570,000)	(10,372,000)

Net deferred tax (liabilities) assets	$(786,000)	$1,761,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2004, the Company had net operating loss (NOL) carryforwards in the U.S. of approximately $2.2 million, and state NOL carryforwards equal to approximately $2.3 million. There were no U.S. NOL carryforwards at December 31, 2005. As of December 31, 2005 and 2004, the Company had NOL carryforwards outside of the U.S. totaling approximately $21.4 million and $19.5 million, respectively. These NOLs were primarily generated from operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately $5.5 million at December 31, 2005, expire in various years through 2015. The balance does not expire.

Deferred tax assets as of December 31, 2005 and 2004, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of approximately $1.1 million and $1.0 million, respectively, to a net amount that management believes is more likely than not to be realized. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than that which has been estimated and accrued by the Company. Such amounts are included within taxes payable within the accompanying consolidated balance sheets.

Income before income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of:

	Years Ended December 31,
	2005	2004	2003
United States pretax income	$29,217,000	$22,151,000	$24,253,000
Non-United States pretax income	68,047,000	50,536,000	43,002,000

	$97,264,000	$72,687,000	$67,255,000

The provisions for income taxes for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,
	2005	2004	2003
Current—United States federal taxes	$9,070,000	$7,957,000	$383,000
—United States state taxes	2,759,000	1,468,000	(522,000)
—Non-United States taxes	20,423,000	17,122,000	11,013,000

	32,252,000	26,547,000	10,874,000

Deferred—United States federal taxes	616,000	(1,325,000)	6,605,000
—United States state taxes	(304,000)	214,000	1,515,000
—Non-United States taxes	2,475,000	(1,454,000)	5,411,000

	2,787,000	(2,565,000)	13,531,000

Total provision for income taxes	$35,039,000	$23,982,000	$24,405,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Differences between the provision for income taxes and income taxes at the United States statutory federal income tax rate for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at United States statutory federal rate	$34,043,000	35.0%	$25,440,000	35.0%	$22,867,000	34.0%
United States state income taxes, net of federal income tax effect	1,470,000	1.5	1,307,000	1.8	783,000	1.2
Non-United States taxes at rates greater than United States statutory federal rate	(919,000)	(0.9)	(1,534,000)	(2.1)	1,793,000	2.7
Benefit from facility closure	—	—	—	—	(1,985,000)	(3.0)
Other items, net	445,000	0.5	(1,231,000)	(1.7)	947,000	1.4

Total provision for income taxes	$35,039,000	36.1%	$23,982,000	33.0%	$24,405,000	36.3%

14.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2005 and 2004 consist of the following:

	2005	2004
Royalties	$9,045,000	$6,754,000
Payroll and related accruals	12,691,000	9,734,000
Deferred revenue	4,557,000	5,881,000
Sales and other taxes	4,056,000	1,200,000
Acquisition and related costs	5,203,000	4,007,000
Accrued interest on long-term debt, due to QIAGEN Finance	3,410,000	2,410,000
Professional and other fees	2,888,000	1,845,000
Warranty	1,332,000	1,229,000
Relocation and restructuring costs	119,000	2,914,000
Other	9,406,000	10,905,000

Total accrued liabilities	$52,707,000	$46,879,000

15.	Lines of Credit and Debt

The Company has five separate lines of credit amounting to $11.0 million, with interest rates ranging from 4.92% to 7.25%, none of which was utilized at December 31, 2005 and 2004. There were no short-term borrowings outstanding at December 31, 2005 and 2004.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt consists of the following:

	2005	2004
EUR 40.0 million note payable bearing interest at EURIBOR plus 0.75% (2.40% and 2.13% at December 31, 2005 and 2004, respectively), payment of EUR 5.0 million (approximately $5.9 million at December 31, 2005) due annually through June 2011	$41,447,000	$54,152,000
EUR 5.0 million note payable bearing interest at EURIBOR plus 0.75%, payment of EUR 5.0 million due in June 2008	5,921,000	—
Notes payable bearing interest at an effective rate of 1.95% due in one payment of $150,000,000 in August 2011	150,000,000	150,000,000

Total long-term debt	197,368,000	204,152,000
Less current portion	5,921,000	6,769,000

Long-term portion	$191,447,000	$197,383,000

The loan agreement related to the note payable of EUR 40.0 million contains certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2005 and 2004.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2004, $150.0 million is included in long-term debt for the amount of Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 1.95% and are due in August 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2005 was approximately $162.8 million. The Company has reserved the 11.9 million shares of common stock for issuance in the event of conversion.

Future principal maturities of long-term debt as of December 31, 2005 are as follows:

Year ending December 31,
2006	$5,921,000
2007	5,921,000
2008	11,842,000
2009	5,921,000
2010	5,921,000
Thereafter	161,842,000

$197,368,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest expense on long-term debt was $3.8 million, $3.8 million and $3.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

16.	Stock Options

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, the options granted prior to October 2004 vest over a three-year period. During 2004 and 2005 the Company accelerated the vesting of certain options, as discussed in Note 2. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company has approximately 19.3 million shares of common stock reserved and available for issuance under this plan at December 31, 2005.

Information regarding the Plan as of December 31, 2003, 2004 and 2005, and changes during the years then ended is summarized as follows:

	Option Shares	Weighted Average Exercise Price
December 31, 2002	11,258,780	$13.88

Granted	3,347,097	$8.91
Exercised	(375,508)	$5.64
Forfeited	(874,369)	$7.53

December 31, 2003	13,356,000	$12.62

Granted	2,193,500	$11.43
Exercised	(802,689)	$6.44
Forfeited	(1,699,072)	$15.92

December 31, 2004	13,047,739	$12.36

Granted	2,749,456	$12.04
Exercised	(1,435,657)	$5.62
Forfeited	(776,243)	$16.55

December 31, 2005	13,585,295	$12.75

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2005, 2004 and 2003, options were exercisable with respect to 13.4 million, 9.5 million and 6.8 million common shares at a weighted average price of $12.81, $13.39 and $14.83 per share, respectively. The options outstanding at December 31, 2005 expire in various years through 2015. Information about stock options outstanding at December 31, 2005 is summarized as follows:

Range of Exercise Prices	Weighted Number Outstanding at 12/31/05	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Weighted Average Exercise Price
$ 1.060 - $ 5.625	1,523,695	4.13 Years	$4.263	1,523,695	$4.263
$ 5.670 - $ 6.910	1,389,004	6.62 Years	$6.164	1,318,854	$6.179
$ 7.531 - $ 9.055	1,357,593	4.91 Years	$8.665	1,323,695	$8.672
$ 9.156 - $10.430	1,396,526	7.70 Years	$10.133	1,290,440	$10.178
$10.610 - $11.750	1,439,789	8.84 Years	$11.318	1,430,685	$11.323
$11.850 - $12.470	1,370,867	9.25 Years	$11.984	1,370,867	$11.984
$12.510 - $13.280	1,405,394	8.64 Years	$12.858	1,405,394	$12.858
$13.310 - $15.480	1,400,287	6.55 Years	$14.940	1,400,287	$14.940
$16.750 - $22.050	1,366,145	5.28 Years	$19.554	1,366,145	$19.554
$24.650 - $49.750	935,995	4.65 Years	$36.146	935,995	$36.146

$ 1.060 - $49.750	13,585,295	6.71 Years	$12.732	13,366,057	$12.805

During the fourth quarters of 2005 and 2004, and considering the new accounting implications of SFAS No. 123 (revised 2004) “Share-based Payment” (SFAS No. 123R), the Company accelerated the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25”, the 2005 acceleration of vesting did not result in any compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of the Company’s common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, will allow the Company to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123R. Upon adoption of SFAS No. 123R on January 1, 2006, the Company will not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of the Company’s shareholders and the Company as it will reduce reported compensation expense in future periods. The Company has worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123R. The Company’s aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

17.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2018. Certain facility and equipment leases constitute capital leases. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2005 are as follows:

	Capital Leases	Operating Leases
2006	$1,466,000	$6,708,000
2007	1,329,000	5,517,000
2008	1,329,000	4,564,000
2009	1,328,000	2,925,000
2010	1,328,000	2,561,000
Thereafter	10,627,000	3,551,000

	17,407,000	$25,826,000

Less: Amount representing interest	(5,311,000)

	12,096,000
Less: Current portion	(995,000)

	$11,101,000

Rent expense under noncancelable operating lease agreements was $7.5 million, $7.5 million and $6.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20 percent of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $9.0 million and $6.8 million at December 31, 2005 and 2004, respectively. Royalty expense relating to these agreements amounted to $21.8 million, $20.9 million and $17.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2005, the Company had commitments with several vendors to purchase certain products during 2006, 2007, 2008, 2009 and 2010 totaling approximately $11.5 million, $1.8 million, $1.3 million, $154,000 and $154,000, respectively.

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $27.2 million based on the achievement of certain revenue and operating results milestones as follows: $8.2 million in 2006, $9.0 million in 2007, $5.0 million in 2008, and $4.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights. Any contingent payments made will be accounted for as additions to the purchase price.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2005, the Company’s commitment under these agreements totaled $10.9 million.

Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. As of December 31, 2005 and 2004, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of December 31, 2005 appropriately reflects the estimated cost of such warranty obligations.

18.	Employee Benefit Plans

The Company established the QIAGEN North America, Inc. 401(k) Plan (the Plan) to provide retirement benefits to all eligible employees within the U.S. Matching contributions and profit sharing contributions may be made to the Plan at the discretion of the Supervisory Board. In 2005, 2004 and 2003, total matching contributions to the Plan were approximately $782,000, $556,000 and $852,000, respectively.

QIAGEN Operon, a subsidiary in our synthetic DNA business unit which was sold during 2004, adopted a defined contribution plan effective January 1, 1994, benefiting substantially all QIAGEN Operon employees. QIAGEN Operon made matching contributions at the discretion of the Supervisory Board. In 2004 and 2003 matching contributions to the plan totaled approximately $127,000 and $215,000, respectively.

During 2003, QIAGEN GmbH established a defined contribution plan for certain executives. The Company makes matching contributions up to an established maximum. In both 2005 and 2004, matching contributions to the plan totaled approximately $82,000.

Certain subsidiaries of the Company also have retirement or termination plans. The present value of the future obligations of $1.3 million have been accrued in the accompanying consolidated financial statements at December 31, 2005 and 2004.

19.	Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in sum immaterial except for certain transactions with the joint venture PreAnalytiX, Operon Biotechnologies, Inc. and QIAGEN Finance.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. Amounts due to/from PreAnalytiX at year end are summarized as follows:

	As of December 31,
	2005	2004
Loan receivable	$—	$5,192,000
Accounts receivable	$359,000	$5,869,000
Accounts payable	$960,000	$114,000

In 2004, the Company sold a significant portion of its synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. The Company also has a Manufacturing and Supply Agreement with OBI, wherein QIAGEN granted to OBI an exclusive license to manufacture and supply certain RNA products to the Company. At December 31, 2005, the Company had prepaid amounts of $2.0 million related to orders placed under this agreement. During the years ended December 31, 2005 and 2004, the Company had sales to OBI of $645,000 and $5.9 million, respectively. As of December 31, 2005 and 2004, the Company had a loan receivable from OBI of $6.3 million and $7.7 million, accounts receivable from OBI of $35,000 and $905,000, and accounts payable to OBI of $265,000 and $510,000, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing the Company’s convertible debt. As discussed in Note 6, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2005 and 2004, the Company had a loan payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and accounts receivable from QIAGEN Finance of $2.4 million and $2.5 million, respectively.

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services. During 2005 and 2004 the Company paid approximately $447,000 and $509,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

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

The Company’s reportable segments include the Company’s production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of the Company’s subsidiaries in Canada, France, Australia, Italy, The Netherlands, China, Malaysia and Austria). The Company’s holding company is located in The Netherlands.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	2005	2004	2003
Net Sales
Germany	$187,381,000	$163,841,000	$153,143,000
United States	268,684,000	271,107,000	261,366,000
Switzerland	36,957,000	37,936,000	34,916,000
Japan	34,733,000	41,563,000	46,839,000
United Kingdom	32,752,000	31,511,000	24,651,000
Norway	95,000	100,000	1,974,000
Other Countries	74,153,000	55,857,000	46,172,000

Subtotal	634,755,000	601,915,000	569,061,000
Intersegment Elimination	(236,360,000)	(221,286,000)	(217,657,000)

Total	$398,395,000	$380,629,000	$351,404,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. During 2005, 2004 and 2003, no single customer represented more than ten percent of consolidated net sales. United States export sales did not exceed ten percent of consolidated net sales during fiscal 2005, 2004 or 2003.

	2005	2004	2003
Intersegment Sales
Germany	$(107,882,000)	$(90,220,000)	$(82,639,000)
United States	(103,319,000)	(103,740,000)	(106,980,000)
Switzerland	(25,058,000)	(24,592,000)	(19,676,000)
Japan	—	(2,596,000)	(6,293,000)
Norway	(1,000)	(68,000)	(1,811,000)
Other Countries	(100,000)	(70,000)	(258,000)

Total	$(236,360,000)	$(221,286,000)	$(217,657,000)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

	2005	2004	2003
Operating Income (Loss)
Germany	$43,279,000	$28,670,000	$22,355,000
United States	31,830,000	36,473,000	32,641,000
Switzerland	(305,000)	1,492,000	(798,000)
Japan	7,214,000	8,206,000	8,432,000
United Kingdom	6,192,000	6,348,000	3,967,000
Norway	(1,715,000)	(2,577,000)	(2,623,000)
Other Countries	13,892,000	9,620,000	6,932,000
The Netherlands	(3,959,000)	(3,455,000)	(3,047,000)

Subtotal	96,428,000	84,777,000	67,859,000
Intersegment elimination	(1,591,000)	(637,000)	1,030,000

Total	$94,837,000	$84,140,000	$68,889,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Netherlands component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

	2005	2004	2003
Depreciation and Amortization
Germany	$12,706,000	$11,331,000	$12,158,000
United States	6,216,000	7,506,000	9,719,000
Switzerland	1,753,000	1,680,000	1,524,000
Japan	158,000	393,000	592,000
United Kingdom	242,000	271,000	242,000
Norway	871,000	702,000	767,000
Other Countries	1,885,000	398,000	398,000
The Netherlands	1,124,000	680,000	388,000

Total	$24,955,000	$22,961,000	$25,788,000

	2005	2004
Assets
Germany	$360,803,000	$274,158,000
United States	264,198,000	229,720,000
Switzerland	77,916,000	82,767,000
Japan	22,784,000	27,098,000
United Kingdom	12,697,000	13,023,000
Norway	32,498,000	41,373,000
Other Countries	58,853,000	29,340,000
The Netherlands	254,493,000	257,935,000

Subtotal	1,084,242,000	955,414,000
Intersegment Elimination	(318,944,000)	(240,815,000)

Total	$765,298,000	$714,599,000

Assets of The Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2005 and 2004, for Switzerland, the net investment in equity method investees was $883,000 and a negative investment of $7.0 million, respectively. The Netherlands had a net investment in equity method investees of $677,000 and $747,000 as of December 31, 2005 and 2004, respectively.

	2005	2004	2003
Capital Expenditures
Germany	$8,093,000	$8,048,000	$6,816,000
United States	3,199,000	2,580,000	8,374,000
Switzerland	1,468,000	1,040,000	1,356,000
Japan	91,000	192,000	548,000
United Kingdom	202,000	84,000	1,496,000
Norway	1,000	10,000	102,000
Other Countries	662,000	639,000	518,000
The Netherlands	12,000	28,000	348,000

Total	$13,728,000	$12,621,000	$19,558,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005	2004
Long-Lived Assets
Germany	$201,879,000	$174,374,000
United States	117,106,000	93,242,000
Switzerland	8,884,000	9,719,000
Japan	1,992,000	2,384,000
United Kingdom	1,065,000	1,226,000
Norway	28,551,000	32,581,000
Other Countries	17,908,000	1,166,000
The Netherlands	11,310,000	9,709,000

Total	$388,695,000	$324,401,000

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Balance at Beginning of Year	Foreign Exchange and Other	Provision Charged to Expense	Write-Offs	Balance at End of Year
Year Ended December 31, 2003:
Allowance for doubtful accounts	$2,440,000	$206,000	$1,700,000	$(1,300,000)	$3,046,000

Year Ended December 31, 2004:
Allowance for doubtful accounts	$3,046,000	$(144,000)	$128,000	$(383,000)	$2,647,000

Year Ended December 31, 2005:
Allowance for doubtful accounts	$2,647,000	$307,000	$54,000	$(620,000)	$2,388,000

S-1