Form 20-F
period 2006-12-31
QIAGEN NV
filed 2007-04-02
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 0-28564

QIAGEN N.V.

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name in English)

The Netherlands

(Jurisdiction of incorporation or organization)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

011-31-77-320-8400

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class: Common Shares, par value EUR ..01 per share	Name of each exchange on which registered: NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding common shares as of December 31, 2006 was 150,167,540.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17 ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, alias among others: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, RNAprotect® and LiquiChip®, CryoCell®, LabelStar®, EasyXpress® RNAiFect® BioSprint® Registered trademarks in countries outside of the United States include: QIABRANE™, ProofTaq™, Easylabel™, BioSprint™, AllPrep™, Qproteome™, FastLane™, GeneGlobe™, LyseBlue™, CompactPrep™, TurboCapture™, CoralLoad™, EpiTect™, NEXTAL™ and EASYXTAL™.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

EXCHANGE RATES

QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to “EUR” or the “euro” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 15, 2007, was $1.3249 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetables

Not applicable.

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data at December 31, 2006 and 2005 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002, is derived from audited consolidated financial statements not included herein.

Selected Financial Data

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2006	2005	2004	2003	2002
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$465,778	$398,395	$380,629	$351,404	$298,607
Cost of sales	139,122	122,755	125,658	118,786	96,508
Cost of sales—acquisition and restructuring related	2,046	439	1,454	3,618	—

Gross profit	324,610	275,201	253,517	229,000	202,099

Operating Expenses:
Research and development	41,560	35,780	34,351	31,068	27,438
Sales and marketing	115,942	94,312	87,506	83,005	75,086
General and administrative	48,574	40,123	41,715	41,894	41,716
Purchased in-process research and development	2,200	3,239	—	—	—
Acquisition, integration and related costs	6,061	3,213	572	—	2,848
Acquisition related intangible amortization	8,220	3,697	1,416	1,096	1,053
Relocation and restructuring costs	1,452	—	3,817	3,048	10,773

Total operating expenses	224,009	180,364	169,377	160,111	158,914

Income from operations	100,601	94,837	84,140	68,889	43,185

Other income (expense), net	5,467	2,427	(11,453)	(1,634)	(4,325)

Income before provision for income taxes and minority interest	106,068	97,264	72,687	67,255	38,860
Provision for income taxes	35,529	35,039	23,982	24,405	15,723
Minority (income) expense	—	—	—	—	(5)

Net income	$70,539	$62,225	$48,705	$42,850	$23,142

Basic net income per common share(1)	$0.47	$0.42	$0.33	$0.29	$0.16

Diluted net income per common share(1)	$0.46	$0.41	$0.33	$0.29	$0.16

Weighted average number of common shares used to compute basic net income per common share	149,504	147,837	146,658	145,832	144,795
Weighted average number of common shares used to compute diluted net income per common share	153,517	150,172	148,519	147,173	145,787

(1)	Computed on the basis described for net income per common share in Note 3 of the “Notes to Consolidated Financial Statements.”

	As of December 31,
	2006	2005	2004	2003	2002
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$430,357	$191,700	$196,375	$98,993	$44,893
Working capital	$566,660	$278,586	$299,029	$163,583	$111,554
Total assets	$1,212,012	$765,298	$714,599	$551,930	$454,511
Total long-term liabilities, including current portion	$536,738	$230,086	$234,138	$131,095	$112,331
Total shareholders’ equity	$566,165	$450,457	$400,376	$334,786	$263,031
Common shares	$1,535	$1,513	$1,495	$1,485	$1,478
Shares outstanding	150,168	148,456	147,020	146,218	145,534

Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $216.8 million in 2000 to $465.8 million in 2006. In 2002, we opened a research and manufacturing facility in Germantown, Maryland and manufacturing and administration facilities in Germany. Additionally, we have made several acquisitions and are likely to make more. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In 2003 and 2004 as part of a restructuring of our U.S operations, we relocated certain administrative, sales and marketing functions to our Maryland facility. Our earlier expansion of facilities in Maryland and Germany added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

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

During the past several years we have acquired a number of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions would expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and obtaining of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

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

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the products’ utility;

•	citation of the product in published research;

•	regulatory trends; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

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

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2006, we owned 89 issued patents in the United States, 56 issued patents in Germany and 327 issued patents in other major industrialized countries. In addition, at December 31, 2006, we had 452 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages.

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

We believe that customers in the market for preanalytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

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

In recent years, the pharmaceutical biotech industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

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

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products and our sales levels could be negatively affected.

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

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

During 2006 and 2005 we began expanding our business in emerging markets in Asia and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. In conducting our business we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

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

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2006 of approximately $496 million, of which $6.6 million is due in June 2008, $39.6 million is due in annual installments from June 2006 through June 2011, $150.0 million which will become due in August 2011, and $300.0 million which will become due in May 2013. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

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

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

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

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries in the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA), international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this new regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments. Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

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

The market price of the common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the past two fiscal years, the closing price of our common shares has ranged from a high of $16.15 to a low of $10.56 on the NASDAQ National Market System, and a high of EUR 13.09 to a low of EUR 8.20 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

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

We may be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2006, we had outstanding 150,167,540 common shares plus 11.7 million additional shares subject to outstanding stock options, of which 11.5 million were then exercisable. A total of approximately 17.7 million common shares are reserved and available for issuances under our stock plan, including those shares subject to outstanding stock options. The resale of common shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.9 million common shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions and pursuant to the resolution adopted by our general meeting on June 16, 2004, our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

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

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing market, which includes forensics, veterinary diagnostics, genetically modified organisms, or GMO, and other food testing, and molecular diagnostics markets. We have experienced significant growth in the past, with a five year compound annual growth through December 31, 2006 of approximately 12% in net sales and 16% in net income, as reported under U.S. GAAP. In the last five years we have made a number of strategic acquisitions and have also restructured some of our key operations. Significant events in the development of our business in 2006 include:

•

In the fourth quarter of 2006, we completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary assay technology called multiplexing, a diagnostic approach which allows for screening multiple targets in one single test. Multiplexing is a rapidly emerging segment in molecular diagnostics and which we believe is highly synergistic with our portfolio of qPCR-based molecular diagnostic assays considered by some to be the broadest in the world in the segment of infectious disease diagnostics. The Genaco solutions together with our sample and assay technologies support PCR-based, multiplexed testing in clinical research, applied testing and molecular diagnostics. In the fourth quarter of 2006, we also acquired former distributors PhileKoreaTechnology Inc., located in Daejeon, Korea and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, we completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands our position as a leading provider of sample and assay solutions to research customers from life sciences, molecular diagnostics and applied testing. The acquisition of Research Biolabs, previously our distributor, expands our direct presence in one of the most dynamic regions of our global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, we completed two acquisitions. We acquired PG Biotech Co. Ltd. (PG Biotech) a leading developer, manufacturer and supplier of polymerase chain reaction, or PCR,-based molecular diagnostic kits in China. The acquisition is intended to support our position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. We also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes in Italy products produced by artus, which we acquired in 2005.

Business Overview

Description of Our Business

We believe that we are the world’s leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. This belief is based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We operate exclusively in life sciences-related industries, and develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of markets including academic and industrial research, applied testing and molecular diagnostics.

Our products standardize workflows and enable customers to reliably and rapidly process samples from collection through to purification of the target molecule, such as nucleic acids or proteins, without using hazardous reagents or expensive equipment.

We have developed or acquired a core set of technologies to provide a comprehensive approach to pre-analytical sample processing. These technologies can be used alone or in combination to achieve the best solution for a given application. In particular, our proprietary technologies for magnetic particle-based purification, solid-phase anion-exchange purification and selective adsorption to silica particles or membranes significantly enhance nucleic acid purification, the most difficult, critical, and labor intensive step in nucleic acid isolation. We believe that our technologies represent substantial advances in the speed, reliability, and ease of use of nucleic acid separation and purification procedures and the purity and yield of the resulting nucleic acids. We believe that we are the world’s leading provider in the business of sample preparation with a market share of approximately 70%.

Our Products

We offer over 500 products for a variety of applications in the handling, separation, purification, and subsequent use of nucleic acids and proteins. These sample and assay technologies enable our customers to efficiently pursue their research and commercial goals. The main categories of our products include:

•	Consumables: We offer most of our sample and assay consumable products, which account for about 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain our proprietary disposable sample processing devices and/or other proprietary technologies, all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit includes devices and reagents for a specified number of preparations ranging from one to thousands. Each kit is covered by our quality guarantee. Major applications for our consumable products are plasmid deoxyribonucleic acid, or DNA, purification; ribonucleic acid, or RNA, stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. The majority of assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU. During 2006, we developed and launched 67 new products including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi and molecular diagnostics.

•

Instrumentation:    Our BioRobot systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments to our OEM partners. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007.

•

Other:    A very small part of our business revenues comes from custom services, siRNA synthesis, whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

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

Our research and development organization is matrix structured and is overseen by our Senior Vice President of Research & Development. We conduct most of our research and development activities in Germany, Switzerland and the United States. Our organization structure allows us flexibility to refocus our product development efforts as new technologies or markets emerge. Our total number of research and development employees at December 31, 2006 was 332. Our total research and development expenses in 2006, 2005 and 2004 were approximately $41.6 million, $35.8 million, and $34.4 million, respectively.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have subsidiaries throughout the world in the markets that we believe have the greatest sales potential. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 700 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers serving more than 40 countries.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and inform them of new product offerings. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products. We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer a personalized bi-monthly electronic newsletter for our worldwide customers that provides helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and online ordering system, various support tools and resources. Some information is available on our website in French and German to support these local markets. We also have a Japanese language site (www.qiagen.co.jp). The information contained in, or that can be accessed through, our website is not part of this Annual Report.

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

Principal Markets

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, and applied testing such as forensics, veterinary diagnostics, testing of GMO and other food testing. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized early on the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

Nucleic Acid-Based Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid separation and purification products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Nucleic acid-based molecular diagnostics have fundamental advantages over traditional diagnostic technologies such as immunoassays in time specificity and sensitivity. This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence in the sample must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

The success of nucleic acid-based molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. Our BioRobot series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open platforms, such as RT-PCR or Endpoint PCR, contain PCR reagents. Closed platforms, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. All assays are PCR-licensed for human diagnostic and veterinary diagnostic purposes and provide all features such controls, ready-to-use reagents and comprehensive technical documentation needed in a routine diagnostic testing environment. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods.

Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets such as veterinary diagnostics and biodefense laboratories.

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. See Note 21 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales	2006	2005	2004
North America*	$318,865,000	$285,242,000	$284,393,000
Germany*	220,325,000	187,381,000	163,841,000
Switzerland*	40,044,000	36,957,000	37,936,000
Asia*	49,875,000	35,266,000	41,563,000
Rest of World*	109,025,000	88,924,000	74,117,000
Corporate*	525,000	985,000	65,000

Subtotal	738,659,000	634,755,000	601,915,000
Intersegment Elimination+	(272,881,000)	(236,360,000)	(221,286,000)

Total	$465,778,000	$398,395,000	$380,629,000

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We do not depend on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products for the separation and purification of nucleic acids as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 89 issued patents in the United States, 56 issued patents in Germany and 327 issued patents in other major industrialized countries, and have 452 pending patent applications. Worldwide, we own 472 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

See “Risk Factors” included in Item 3 above for details regarding risks related to our reliance on patents and proprietary rights.

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in or acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with 15 manufacturers from pharma and diagnostics, including Roche Diagnostics, Abbott Laboratories and Bayer.

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

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include: Promega Corp., Invitrogen Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp for assay solutions; Invitrogen Corp. and Promega Corp. for transfection reagents, Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability, and ease-of-use.

We believe that our competitors do not have the same comprehensive approach to pre-analytical solutions, including nucleic acid sample processing and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets such as applied testing and molecular diagnostics.

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

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials as well as comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

Sales volumes of certain of our products in development may be dependent on commercial sales by our customers of diagnostic and pharmaceutical products, which will require preclinical studies and clinical trials and other regulatory requirements. Trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration, or FDA, and equivalent agencies in other countries, and involve substantial uncertainties. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, as of December 7, 2003, all in vitro diagnostic products sold in the European Union had to bear the CE mark, which indicates compliance with the requirements of the EU-IvD-D. We also expect to seek FDA approvals in 2007. Our failing to obtain such clearance or approvals can significantly damage our business in such segments.

Organizational Structure

QIAGEN N.V. is the holding company for 37 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germany, the United States and China. Our instrument production facility is located in Switzerland. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. For Good Manufacturing Practice, or GMP, production, special areas were built in our facilities in Germany at Hilden and Erkrath. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, we use SAP software to integrate our material operating subsidiaries. Our production management personnel are highly qualified and many have engineering degrees.

The consumable products manufactured at QIAGEN GmbH and QIAGEN Hamburg GmbH, both in Germany, and QIAGEN Sciences, Inc. in Maryland are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS. QIAGEN Hamburg GmbH also has been certified under the EC Directive 98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001 : 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high quality, state-of-the-art sample and assay technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany currently occupy a total of approximately 530,000 square feet, some of which is leased pursuant to separate contracts expiring between the years 2006 and 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land at a cost of EUR 55.4 million (approximately $69.8 million). During 2005, we purchased our leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden. Construction on the new facility began in August 2006 and be completed by the second quarter of 2007. The new logistics center will occupy approximately 61,000 square feet and will cost an estimated EUR 9.0 million, of which EUR 6.4 million (approximately $8.2 million) had been incurred at December 31, 2006.

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

Our corporate headquarters are located in leased office space in Venlo, The Netherlands. Other subsidiaries throughout the world lease small amounts of space. Capital expenditures for property, plant and equipment totaled $29.0 million, $13.7 million, and $12.6 million for the years ended December 31, 2006, 2005 and 2004.

We believe that our existing and planned production and distribution facilities can support our anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We believe we do not have any material issues relating to these laws and regulations.

Item 4A.    Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” above, and “Business Factors” below.

Business Factors

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,’ “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new companies; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Form 20-F.

Results of Operations

Overview

We believe that we are the leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We have developed a comprehensive portfolio of more than 500 proprietary consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification. We also supply diagnostic kits, tests, and assays for human and veterinary molecular diagnostics. Our products are sold to academic research markets, and to leading pharmaceutical and biotechnology companies as well as to diagnostics laboratories. We also provide purification and testing solutions to applied testing markets such as forensics, animal and food testing, and pharmaceutical process control. We employ more than 1,900 people worldwide. We sell our products through a dedicated sales force and a global network of distributors in more than 40 countries.

Since 2001, we have had compound annual growth rate of approximately 13% in net sales and 24% in net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•	In the fourth quarter of 2006, we completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop Templex™ molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with our portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. In the fourth quarter of 2006, we also acquired former distributors PhileKorea Technology Inc., located in Daejeon, Korea, and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, we completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd., and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer, and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands our position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expands our direct presence in one of the most dynamic regions of our global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, we completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer, and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will support QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. We also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus, which we acquired in 2005, in Italy.

•

At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition adds to our core strategic focus, represents an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and adds a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification, and amplification.

•

During the third quarter of 2005, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In August, we acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

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

•

Also during the second quarter of 2005, we acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, Inc. In combination with our consumable and automation technologies, the RNAture solutions have the potential to provide a new dimension of value to our customers in high-throughput gene expression analysis and siRNA in research and drug development.

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

During 2005, we purchased the previously leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden, Germany. Construction on the new facility began in August 2006 and will be completed by the second quarter of 2007.

In December 2003, we committed to a relocation and restructure plan to more fully utilize our North American Headquarters in Germantown, Maryland, and to discontinue certain products. This plan was completed in 2004. In 2006, we closed our facilities in Oslo, Norway and Fremont, California, and commenced the relocation and closure of a facility in Canada.

In 2006, on a consolidated basis, operating income increased to $100.6 million, compared to $94.8 million in 2005. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of our facilities in Norway, Canada and Fremont, California. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

In 2005, on a consolidated basis, operating income increased to $94.8 million, compared to $84.1 million in 2004. The increase in operating income is primarily the result of increased sales and lower operating costs as a result of our restructuring efforts, partially offset by acquisition related costs and costs related to our restructuring and relocation efforts. In June 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, the first six months in 2005 do not include any sales of synthetic DNA and related products or operating costs related to the former business unit. Our overall performance in 2005 also reflects a delay in the purchases of certain of our OEM partners whose anticipated product launches included our instrument and consumable products. These unforeseen delays in our partners’ product launches resulted in a decrease in the sales of our instrument products in 2005. However, since our instrument products carry a lower gross margin than our consumable products, the lower instrumentation sales resulted in a higher gross margin in 2005. Therefore, we still achieved a strong operating margin.

In 2004, on a comparative basis, sales increased primarily as the result of an increase in our consumables products sales, which experienced very solid growth in 2004 compared to 2003. During 2004, we continued our plans to realign certain operating functions in line with our focus on streamlining and strengthening our operations. Further, on a comparative basis, operating income during 2004 was negatively impacted by the currency impact of the stronger euro, since a significant portion of our production and operations is based in Germany, along with lower gross margins from instrumentation sales. After the sale of a significant portion of our synthetic DNA business unit, our gross margin is no longer negatively impacted by such products and as a result, our reported gross margin in 2004 increased to 67% compared to 65% for the same period in 2003.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as the financing vehicles for the issuance of convertible debt, are not consolidated.

The following tables set forth operating income by segment for the years ended December 31. Further segment information can be found in Note 21 in the accompanying financial statements.

Operating Income (Loss)	2006	2005	2004
North America	$31,414,000	$36,095,000	$39,381,000
Germany	53,956,000	43,279,000	28,668,000
Switzerland	(1,558,000)	(305,000)	1,492,000
Asia	8,302,000	7,182,000	8,206,000
Rest of World	15,594,000	14,136,000	10,485,000
Corporate	(6,550,000)	(3,959,000)	(3,455,000)

Subtotal	101,158,000	96,428,000	84,777,000
Intersegment Elimination	(557,000)	(1,591,000)	(637,000)

Total	$100,601,000	$94,837,000	$84,140,000

In 2006, operating income in North American decreased compared to 2005. North America experienced an increase in consumable sales. However, operating expenses in North America were higher as a result of the operating costs of 5-Prime, acquired in December 2005, and Gentra and Genaco, both acquired in 2006. Additionally, operating costs were higher in 2006 than in 2005 due to the acquisitions and integrations costs of recent acquisitions.

In Germany, operating income was higher in 2006 primarily due to increased consumable sales which carry a higher gross margin, and sales of our newer acquired German company QIAGEN Hamburg GmbH, formerly artus, partially offset by increased operating costs from the new subsidiary and acquisition related operating costs. QIAGEN Hamburg was acquired in the second quarter of 2005 and is now fully integrated into the QIAGEN group.

The operating loss in Switzerland was higher primarily due to an increase in research and development costs in 2006 as compared to 2005.

Fiscal Year Ended December 31, 2006 compared to 2005

Net Sales

In 2006, net sales increased 17% to $465.8 million from $398.4 million in 2005. In 2006, net sales in North America increased 12%, net sales in Europe increased 17% and net sales in Asia increased 41%, primarily driven by China. The increase in sales was primarily the result of an increase in our consumables products sales which experienced a growth rate of 17% in 2006 as compared to 2005. The increase in consumable sales includes organic growth and sales from our recently acquired businesses. During 2006, sales from our instrumentation products increased 19% compared to 2005. Sales of our other offerings, primarily services, which represented 1% of our 2006 net sales, decreased 16% in 2006 as compared to 2005.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2006, we introduced more than 67 new products including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, and molecular diagnostics.

A significant portion of our revenues is denominated in euros. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2006, using identical foreign exchange rates for both years, net sales would have increased approximately 17% as compared to the reported increase of 17% for the year ended December 31, 2006.

Gross Profit

Gross profit was $324.6 million or 70% of net sales in the year ended December 31, 2006 as compared to $275.2 million or 69% of net sales in 2005. The absolute dollar increase in 2006 compared to 2005 is attributable to the increase in net sales. The gross margin of 70% in 2006 as compared to the gross margin of 69% in 2005 primarily reflects the impact of our consumable sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. During 2006 and 2005, instrumentation sales represented approximately 10% of our total sales. In connection with our acquisitions in 2006 and 2005, we expensed $2.0 million and $439,000, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Research and Development

Research and development expenses increased 16% to $41.6 million (9% of net sales) in 2006 compared with $35.8 million (9% of net sales) in 2005. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 15%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and 5-Prime, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our artus and Genaco assays. We have a strong commitment to research and development and anticipate that research and development expenses will increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 23% to $115.9 million (25% of net sales) in 2006 from $94.3 million (24% of net sales) in 2005. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 22%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2006 includes expenses related to creating separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics, as well as to sales organizations in our newly acquired or established subsidiaries. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 21% to $48.6 million (10% of net sales) in 2006 from $40.1 million (10% of net sales) in 2005. Using identical foreign exchange rates for both years, general and administrative expenses would have increased approximately 21%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, have continued to expand along with our growth. The increase in general and administrative expenses in 2006 includes expenses related to our newly acquired subsidiaries.

Acquisition Related Intangible Amortization

Acquisition related intangible amortization relates to intangible assets acquired in our business acquisitions. During 2006, the amortization expense on acquisition related intangibles increased to $8.2 million from $3.7 million in 2005. The increase in expense is the result of an increase in the amount of intangibles acquired in our recent business acquisitions. During 2006, we completed seven acquisitions which have increased our intangible assets subject to amortization. We therefore expect that our acquisition related intangible amortization will increase as a result of the recent acquisitions, as well as by any future acquisitions.

Acquisition, Integration and Related Costs

In connection with our acquisitions, we recorded charges in 2006 of $2.2 million for purchased in-process research and development and $2.0 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies. Costs related to acquisition and integration activities during 2006 totaled $6.1 million and included $1.0 million in severance and employee related costs, $2.5 million of costs related to acquisition integrations and $2.6 million for the impairment of assets.

In connection with our acquisitions, we recorded charges in 2005 of $3.2 million for purchased in-process research and development and $439,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies. Costs related to acquisition and integration activities during 2005 totaled $3.2 million, including $2.1 million related to the impairment of fixed and other assets as a result of the acquisition.

Relocation and Restructure Costs

Relocation and restructuring costs recorded in 2006 are related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. We expect that restructuring charges related to the 2006 closures and relocations will total approximately $2.0 million, of which $1.5 million has been recorded as of December 31, 2006. These costs consisted primarily of relocation and severance costs of $669,000, lease and facility costs of $181,000 and other costs of $601,000.

Other Income (Expense)

Other income was $5.5 million in 2006 compared to other expense of $2.4 million in 2005. This increase in income was mainly due to higher interest income and gain from equity method investees, partially offset by higher interest expense, lower research and development grant income and a lower loss on foreign currency transactions.

In 2006, research and development grant income from European Union as well as German state and federal government grants decreased to $795,000 from $1.4 million in 2005. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $660,000 in 2006 as compared to a loss of $157,000 in 2005. The loss from foreign currency transactions reflects the net effect of conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the euro, the British pound, the Swedish krone, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Malaysian ringgit, the Chinese yuan, the Korean won, the Turkish lira and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

For the year ended December 31, 2006, interest income increased to $16.4 million from $7.6 million in 2005. Interest income is derived mainly from interest bearing cash accounts and investments. The increase in interest income in 2006 over 2005 was primarily the result of an increase in amounts invested during the year along with an increase in interest rates. At December 31, 2006, we had $430.4 million in cash and cash equivalents compared to $191.7 million at December 31, 2005. As of December 31, 2006, we had $52.8 million invested in marketable securities, compared to $15.0 million in auction rate at December 31, 2005.

Interest expense increased to $11.9 million in 2006 compared to $5.9 million in 2005. Interest costs relate primarily to our long-term borrowings from QIAGEN Finance and the new borrowings from Euro Finance along with the long-term debt related to our facility construction.

In 2006, we recorded a net gain from equity method investees of $1.3 million compared to a loss of $1.1 million in 2005. The gain/loss primarily represents our share of profits/losses from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Other miscellaneous expense was $360,000 in 2006 compared to other miscellaneous income of $741,000 in 2005. This increase in miscellaneous expense was primarily due to 2006 losses on the disposition of property and equipment.

Provision for Income Taxes

Our effective tax rate decreased to 34% in 2006 from 36% in 2005. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 0% to approximately 62%. Fluctuations in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements.

Fiscal Year Ended December 31, 2005 compared to 2004

Net Sales

In 2005, net sales increased 5% to $398.4 million from $380.6 million in 2004. Net sales in the United States decreased to $165.2 million in 2005 from $167.4 million in 2004, and net sales outside the United States increased to $233.2 million in 2005 from $213.2 million in 2004.

The increase in sales was primarily the result of an increase in our consumables products sales, which experienced a growth rate of 13%, partially offset by a decrease in our instrument product sales of 2% in 2005 as compared to 2004. During 2005, we experienced slower performance under some of our OEM contracts where our OEM partners delayed product launches, that include our instruments and consumable products, resulting in lower sales, primarily of instruments, in 2005. Additionally, as we continued to focus on our core business, sales of our other offerings, primarily services, which represented 2% of our 2005 net sales, decreased 21% in 2005 as compared to 2004.

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

A significant portion of our revenues is denominated in euros. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2005, using identical foreign exchange rates for both years, net sales would have increased approximately 5% as compared to the reported increase of 5% for the year ended December 31, 2005.

Gross Profit

Gross profit was $275.2 million or 69% of net sales in the year ended December 31, 2005 as compared to $253.5 million or 67% of net sales in 2004. The absolute dollar increase is attributable to the increase in net sales partially offset by the currency impact of the stronger euro. The 2004 gross profit includes sales of our synthetic DNA business unit, a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the second half of 2004 does not include any sales of synthetic DNA and related products, which carried a lower gross profit than our consumables products, thus the reported gross profit in 2005 is higher than 2004. Further, the increase in gross profit as a percentage of net sales is also attributable to the increase in net sales of consumable products, partially offset by the currency impact of the stronger euro. In connection with acquisitions, we expensed $439,000 and $1.5 million in 2005 and 2004, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Research and Development

Research and development expenses increased 9% to $35.8 million (10% of net sales) in 2005 compared with $34.4 million (9% of net sales) in 2004. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 9%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and Nextal during the second quarter of 2005, have resulted in an increase in our research and development costs. The increase in research and development expenses is also attributable to the currency impact of the stronger euro, and was partially offset by the sale of our former synthetic DNA business unit in the second quarter of 2004.

Sales and Marketing

Sales and marketing expenses increased 8% to $94.3 million (24% of net sales) in 2005 from $87.5 million (23% of net sales) in 2004. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 8%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight, and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2005 includes expenses related to our recently acquired subsidiaries, QIAGEN Hamburg and Nextal, along with our new sales subsidiaries established in Sweden and The Netherlands.

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

Acquisition, Integration and Related Costs

In connection with acquisitions, we recorded a charge of $3.2 million in 2005 for purchased in-process research and development. Costs related to the acquisitions of 2005 included $439,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies. In connection with the acquisition of artus and 5-Prime, we expensed costs of approximately $3.2 million, which included $2.1 million related to the impairment of fixed and other assets as a result of the acquisition and included costs related to the integration of $273,000.

Costs related to the acquisition of MSI in the third quarter of 2004 included a $1.5 million write-down of inventories, which were replaced with products integrating newly acquired technologies, and $572,000 related to the impairment of other assets as a result of the acquisition.

Relocation and Restructure Costs

In 2004, we completed the relocation of certain functions from our subsidiary in Valencia, California to Germantown, Maryland where our North American Headquarters is located. We recognized approximately $3.8 million in operating expenses in 2004 related to employee relocation and severance costs in connection with the relocation plan. In 2003 we expensed approximately $3.6 million to cost of sales for the write-down of inventories and approximately $1.5 million to operating expenses related to relocating employees, severance for employees not relocating and the write-off of investments. These restructuring and relocation activities were completed in 2004 at a total cost of approximately $8.9 million. Additionally, in 2003 approximately $1.6 million of mainly lease related costs were incurred to complete the closure of the QIAGEN Genomics site in Bothell, Washington. At December 31, 2005, the remaining accrued liability was $119,000 which was paid during the first part of 2006.

Other Income (Expense)

Other income was $2.4 million in 2005 compared to other expense of $11.5 million in 2004. This decrease in expense was primarily due to the sale of the majority of our synthetic DNA business unit in 2004. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

In 2005, research and development grant income from European Union as well as German state and federal government grants decreased to $1.4 million from $1.6 million in 2004. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $157,000 in 2005 as compared to a loss of $67,000 in 2004. The loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

In 2005, interest income increased to $7.6 million from $2.9 million in 2004. Interest income is derived mainly from interest bearing cash accounts and investments, primarily auction rate securities. The increase in interest income in 2005 over 2004 was the result of an increase in amounts invested during the year and an increase in interest rates. As of December 31, 2005, we had $15.0 million invested in such securities. The weighted average interest rate on the marketable securities portfolio was 3.42% in 2005, compared to 1.27% to 1.45% in 2004.

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

Other miscellaneous income was $741,000 in 2005 compared to other miscellaneous expense of $8.5 million in 2004. This decrease in miscellaneous expense was primarily due to the sale of the majority of our synthetic DNA business unit in 2004. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

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

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions in 2006, 2005 and 2004 was $660,000, $157,000, and $67,000, respectively, and is included in other income.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2006 and 2005, we had cash and cash equivalents of $430.4 million and $191.7 million, respectively, and investments in current marketable securities of $52.8 million and $15.0 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2006, cash and cash equivalents had increased by $238.7 million over December 31, 2005 primarily due to cash provided by operating activities of $101.5 million and financing activities of $303.2 million, offset by cash used in investing activities of $165.5 million. Marketable securities consist of fixed and floating rate debt instruments. As of December 31, 2006 and 2005, we had working capital of $566.7 million and $278.6 million, respectively.

Operating Activities.    For the years ended December 31, 2006 and 2005, we generated net cash from operating activities of $101.5 million and $91.2 million, respectively. Cash provided by operating activities increased in 2006 compared to 2005 primarily due to increases in net income and accounts payable, partially offset by an increase in inventories and a decrease in accrued liabilities. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $165.5 million of cash was used in investing activities during 2006, compared to $98.5 million during 2005. Investing activities during 2006 consisted principally of purchases of property and equipment and cash paid for acquisitions and the purchase of intangible assets. In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility will occupy approximately 48,000 square feet and will cost an estimated EUR 9.0 million, of which EUR 6.4 million (approximately $8.2 million) had been incurred through December 31, 2006. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

Financing Activities.    Financing activities provided $303.1 million in cash for the year ended December 31, 2006, compared to $3.0 million for the same period in 2005. Cash provided during the period was primarily due to the proceeds received from a long-term loan payable to Euro Finance, the issuance of common shares as a result of stock option exercises, tax benefits from stock based compensation and proceeds received in connection with an agreement to issue shares to QIAGEN Finance, partially offset by capital lease payments and the repayment of debt.

We have credit lines totaling $12.4 million at variable interest rates, none of which was utilized as of December 31, 2006. We also have capital lease obligations, including interest, in the amount of $12.8 million, and carry $496.1 million of long-term debt.

We have two notes payable are the long-term borrowings of the proceeds from the issuance of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance, which was established for this purpose. The net proceeds of the convertible debt were loaned by QIAGEN Finance to our consolidated U.S. and Swiss subsidiaries. The long-term notes payable to QIAGEN Finance have an effective rate of 1.95% and are due in August 2011. The convertible notes issued by QIAGEN Finance are convertible into shares of our common stock at a conversion price of $12.6449 subject to adjustment. We also have a note payable of EUR 30.0 million, (approximately $39.6 million at December 31, 2006) which bears interest at a variable interest rate of EURIBOR plus 0.75% is due in annual payments of EUR 5.0 million through June 2011 and a note payable of EUR 5.0 million (approximately $6.6 million at December 31, 2006) which is due in June 2008.

In May 2006, we completed the offering of $300.0 million of 3.25% senior convertible notes (2006 Notes) due in 2026 through a new unconsolidated subsidiary QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries. At September 30, 2006, $300.0 million is included in long-term debt for the amount of 2006 Notes proceeds payable to Euro Finance. These long-term notes payable to EUR Finance have an effective interest rate of 4.2% and are due in May 2013. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

In connection with the first quarter 2006 acquisition of PG Biotech, we acquired approximately $3.1 million in short-term debt. The debt was due and paid in April 2006.

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

At December 31, 2006, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2006, we did not have any significant foreign currency exchange option holdings.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and at December 31, 2006 and 2005 had fair market values of approximately $2.8 million and $663,000 million, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets. During 2006, we also entered into two additional forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006, we held a contract for Canadian dollars 8.0 million which matures in February 2007 and had a fair market value of $126,000 at December 31, 2006. Additionally we held a contract for Japanese yen 200.0 million which matures in April 2007 and had a fair market value of $190,000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006. During 2005, we also entered into a forward arrangement which qualifies as a cash flow hedge of $9.0 million Canadian dollars. This contract matured in February 2006 and had a fair market value of $377,000 at December 31, 2005, which is included in accrued and other liabilities at December 31, 2005.

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

Contractual Obligations

As of December 31, 2006, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$496,190	$6,599	$13,197	$6,599	$6,599	$163,196	$300,000
Capital lease obligations	17,992	1,488	1,563	1,534	1,550	1,491	10,366
Operating leases	23,422	8,396	6,426	3,833	2,975	1,652	140
Purchase obligations	25,119	13,810	9,355	172	172	172	1,438
License and royalty payments	3,175	635	413	413	413	413	888

Total contractual cash obligations	$565,898	$30,928	$30,954	$12,551	$11,709	$166,924	$312,832

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $44.6 million based on revenue and other milestones in 2007 and beyond.

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

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2006, goodwill and intangible assets totaled $160.1 million and $118.5 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
North America	$61,959,000	$45,632,000
Germany	55,504,000	51,296,000
Switzerland	—	71,000
Asia	13,689,000	12,345,000
Rest of World	28,989,000	6,124,000
Corporate	—	3,024,000

Total	$160,141,000	$118,492,000

In the fourth quarter of 2006, we performed our annual impairment assessment of goodwill (using data as of October 1, 2005) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2006.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Share-Based Compensation.    Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. While there were no significant stock options or other share awards granted during the year ended December 31, 2006, we anticipate that the adoption will have a greater impact in future periods and changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOL’s is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

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

Authoritative Pronouncements

In September of 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans,” an amendment of SFAS No. 87, 88, 106, and 132(R). SFAS No. 158 makes numerous changes related to the accounting for pension and postretirement benefit plans. The most significant change is that the funded status of all post-retirement plans will be recorded on the balance sheet. The difference between a plan’s funded status and its current balance sheet position will be recognized, net of taxes, as a component of shareholders’ equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000, deferred taxes of $129,000, and a net increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We will adopt this standard as required on January 1, 2008 and management are currently assessing the effect SFAS No. 157 will have on our results of operations, financial condition and liquidity.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). The intent of SAB 108 is to reduce diversity in practice on the method companies use to quantify financial statements misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statement errors using both an income statement and cumulative balance sheet approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a significant impact on our results of operations, financial condition or liquidity as of and for the year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim period, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. We estimate that the cumulative effect adjustment to retained earnings will be in the range of approximately $2 million to $7 million to increase reserves for uncertain tax positions. The amount is subject to revision as management completes its analysis. In addition, we expect that the adoption of FIN 48 may result in greater volatility in our effective tax rate.

In June 2006, the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. We adopted this consensus as required on January 1, 2007 without a material impact on our results of operations, financial condition or liquidity.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155) which amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS 140). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal year beginning after September 15, 2006. We adopted this consensus as required on January 1, 2007 without a material impact on our results of operations, financial condition or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes,” and FASB SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We adopted this statement on January 1, 2006 without a material effect.

Item 6.    Directors, Senior Management and Employees

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Our Supervisory Directors and Managing Directors, and their ages as of February 1, 2007, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	41	Managing Director, Chief Executive Officer
Roland Sackers	38	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	46	Managing Director, Senior Vice President, Research and Development
Bernd Uder	49	Managing Director, Senior Vice President, Sales and Marketing

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	65	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Heinrich Hornef	75	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Audit Committee and Member of the Selection and Appointment Committee
Dr. Metin Colpan	52	Supervisory Director
Jochen Walter	59	Supervisory Director and Member of the Audit Committee until the last Annual General Meeting of Shareholders in June 2006
Dr. Franz A. Wirtz	74	Supervisory Director, Chairman of the Compensation Committee and member of the Audit Committee
Erik Hornnaess	69	Supervisory Director, Member of the Audit Committee and Member of the Compensation Committee
Prof. Dr. Manfred Karobath	66	Supervisory Director and Member of the Compensation Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors, Managing Directors and the Honorary Chairman. Supervisory Directors and Managing Directors are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Peer M. Schatz joined QIAGEN in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman and Audit Committee Chairman of Evotec AG and as director to Mulligan BioCapital AG, acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004, and also serves as a member of the German Corporate Governance Commission.

Roland Sackers joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he acted as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the supervisory board and Audit Committee of IBS AG. Since July 2004, Mr. Sackers has been a member of the board of directors of Operon Biotechnologies, Inc.

Dr. Joachim Schorr joined QIAGEN in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served QIAGEN as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining

QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the supervisory board of QBM Cell Sciences.

Bernd Uder joined QIAGEN in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of QIAGEN’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining QIAGEN, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today, Mr. Uder is responsible for the extension and the improvement of efficiencies of QIAGEN’s global distribution network.

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on our Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne and Neuraxo GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

Dr. Heinrich Hornef has been on our Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He also serves as a chairman on the supervisory board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany. He was chairman of the supervisory board of the pharmaceutical company Merck KGaA, in Darmstadt, Germany until December 2003 and a member of the supervisory board until March 2004, as well as a member of the partners’ counsel of E. Merck, in Darmstadt, Germany until June 2004. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

Dr. Metin Colpan is a co-founder of QIAGEN and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the supervisory board of Ingenium Pharmaceuticals AG in Munich, Germany.

Dr. Franz A. Wirtz has been a member of our Supervisory Board since 1989. Dr. Wirtz was managing director of Grünenthal GmbH, Aachen, Germany, a large, private pharmaceutical company from 1962-1997 and a member of its advisory board from 1998-2001. He is Vice Chairman of Paion AG, Aachen and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For ten years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen where he became an honorary citizen in 2001.

Erik Hornnaess has been a member of our Supervisory Board since 1998 and joined the Audit Committee in 2002 and the Compensation Committee in 2005. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath has been a member of our Supervisory Board since 2000. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Professor Dr. jur. Carsten P. Claussen was Chairman of our Supervisory Board from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law, and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Düsseldorf; Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2006. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2006 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2006	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Peer M. Schatz	$942,000	$373,000	$1,000	$1,316,000
Roland Sackers	$377,000	$128,000	$157,000	$662,000
Dr. Joachim Schorr	$259,000	$104,000	$38,000	$401,000
Bernd Uder	$276,000	$104,000	$10,000	$390,000

(1)	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% or the total salary and bonus reported for the officer.

The Supervisory Board compensation for 2006 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees. Supervisory Directors receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $524,000 to Dr. Colpan for his scientific consulting services.

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$15,000	$15,000	$6,000	$2,500	$7,000	$45,500
Dr. Heinrich Hornef	$15,000	$10,000	$11,000	$5,000	$7,000	$48,000
Dr. Metin Colpan	$15,000	—	$5,000	—	$7,000	$27,000
Jochen Walter (1)	$15,000	—	$5,000	$2,500	$7,000	$29,500
Dr. Franz A. Wirtz	$15,000	$5,000	$8,000	$3,750	$7,000	$38,750
Erik Hornnaess	$15,000	—	$10,000	$5,000	$7,000	$37,000
Prof. Dr. Manfred Karobath	$15,000	—	$4,500	$2,500	$7,000	$29,000

(1)	Mr. Jochen Walter was a member of our Supervisory Board from 1988 until 2006 during which time he served on the Audit Committee from 1996 until 2006.

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant. During 2006, no options or other share-based compensation were granted to the members of the Managing and Supervisory Board.

Year ended December 31, 2006	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	$73,000	—
Roland Sackers	$63,000	—
Dr. Joachim Schorr	$23,000	—
Bernd Uder	$23,000	—

The following table sets forth the vested and unvested options of our officers and directors as of February 1, 2007:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	2,399,876	—	1/2008 to 12/2015	$4.590 to $20.563
Roland Sackers	375,925	—	9/2009 to 12/2015	$8.940 to $20.563
Dr. Joachim Schorr	241,444	—	10/2011 to 12/2015	$8.940 to $17.900
Bernd Uder	192,607	—	3/2011 to 12/2015	$8.940 to $20.563
Prof. Dr. Detlev H. Riesner	90,667	—	1/2010 to 12/2015	$6.018 to $20.563
Dr. Heinrich Hornef	76,000	—	1/2010 to 12/2015	$11.985 to $20.563
Dr. Metin Colpan	1,128,150	—	2/2007 to 12/2015	$3.219 to $20.563
Dr. Franz A. Wirtz	128,000	—	1/2008 to 12/2015	$5.625 to $20.563
Erik Hornnaess	122,300	—	1/2008 to 12/2015	$5.625 to $20.563
Prof. Dr. Manfred Karobath	90,000	—	1/2010 to 12/2015	$6.018 to $20.563

During 2005 and 2004, certain stock options were accelerated as discussed further below under “Stock Plan.”

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Heinrich Hornef	✓	✓ (Chairman)		✓

Prof. Dr. Manfred Karobath	✓		✓

Dr. Franz Wirtz	✓	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Hornef (Chairman), Mr. Hornnaess and Dr. Wirtz, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse.

Compensation Committee

The Compensation Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of three members, Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Dr. Heinrich Hornef. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Employment Contracts

We have entered into employment contracts with our Managing Directors. These contracts are listed as Exhibits under Item 19.

We have not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the service of the member. We entered into a consulting agreement with Dr. Colpan pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day (approximately $3,600 at the December 31, 2006 exchange rate) for consulting services.

Employees

As of December 31, 2006, we employed 1,954 individuals, 17% of whom worked in research and development, 38% in sales, 25% in production/logistics, 7% in marketing and 14% in administration.

Country	Research and Development	Sales	Production	Marketing	Administration	Total
United States and Canada	23	239	125	20	54	461
Europe	295	290	288	94	167	1,134
Asia	14	199	69	18	40	340
Rest of World	0	14	0	1	4	19
12/31/2006	332	742	482	133	265	1,954

At December 31, 2005 and 2004, we employed 1,589 and 1,322 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

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

Share Ownership

The following table sets forth certain information as of February 1, 2007 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	1.0%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	2,104,136	(7)	1.4%
Dr. Heinrich Hornef, Germany	0	(8)	*
Dr. Metin Colpan, Germany	6,442,025	(9)	4.3%
Dr. Franz A. Wirtz, Germany	950,000	(10)	0.6%
Erik Hornnaess, Spain	10,000	(11)	*
Professor Dr. Manfred Karobath, UK	0	(12)	*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of February 1, 2007.
(1)	The number of Common Shares issued and outstanding as of February 1, 2007 was 150,194,991. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.
(2)	Does not include Common Shares subject to options held by such persons at February 1, 2007 and exercisable within 60-days thereafter. See footnotes below for such information on options exercisable at February 1, 2007 and within 60-days thereafter.
(3)	Does not include 2,399,876 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $4.590 to $20.563 per share. Options expire in increments during the period between January 2008 and December 2015.
(4)	Does not include 375,925 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $8.940 to $20.563 per share. Options expire in increments during the period between September 2009 and December 2015.
(5)	Does not include 241,444 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $8.940 to $17.900 per share. Options expire in increments during the period between October 2011 and December 2015.
(6)	Does not include 192,607 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $8.940 to $20.563 per share. Options expire in increments during the period between March 2011 and December 2015.
(7)	Does not include 90,667 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015. Prof. Riesner also has the option to purchase 82,302 common shares through Thomé Asset Management & Controlling. Includes 2,104,136 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

(8)	Does not include 76,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $11.985 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.
(9)	Does not include 1,128,150 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $3.219 to $20.563 per share. Options expire in increments during the period between February 2007 and December 2015. Includes 5,188,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 612,397 common shares through Thomé Asset Management & Controlling.
(10)	Does not include 128,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.625 to $20.563 per share. Options expire in increments during the period between January 2008 and December 2015.
(11)	Does not include 122,300 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.625 to $20.563 per share. Options expire in increments during the period between January 2008 and December 2015.
(12)	Does not include 90,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.

Stock Plan

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 20,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

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

The following table sets forth the total amount of options to purchase Common Shares outstanding under the Plan, the range of expiration dates of such options and the prices (in U.S. dollars) at which such options may be exercised, as of February 1, 2007. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value.

	Outstanding Options	Expiration Dates	Exercise Price of Shares
2005 Plan	11,673,811	2/2007 to 12/2016	$1.060 to $49.75

During the fourth quarters of 2005 and 2004 and considering the new accounting implications of SFAS No. 123(R), our Supervisory Board approved the acceleration of the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25,” the 2005 acceleration of vesting did not result in compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of our common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, allowed us to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, we did not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and QIAGEN as it will reduce reported compensation expense in future periods. We have worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123(R). Our aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain of these options will be accelerated in the event of a Change of Control, as discussed above. As of February 1, 2007, options to purchase 4.8 million Common Shares were held by the officers and directors of QIAGEN, as a group.

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

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require stockholder approval prior to the establishment of a stock plan. The Articles of Association also permit shareholders to grant the Supervisory Board general authority to issue shares without further shareholder approval. QIAGEN’s stockholders have granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further shareholder approval. QIAGEN plans to seek shareholder approval of stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Item 7.    Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2006, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR Corp. United States	18,425,233	(2)	12.27%

(1)	The percentage ownership was calculated based on 150,167,540 Common Shares issued and outstanding as of December 31, 2006.
(2)	Of the 18,425,233 shares attributed to FMR Corp., it has sole voting power over 9,863,533 shares and sole dispositive power of all 18,425,233 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR Corp, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR Corp. This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 15, 2007, which reported ownership as of December 31, 2006. At December 31, 2005, FMR Corp. beneficially owned 19,391,037 shares representing 13.06% if the total Common Shares issued and outstanding at that time.

Our common stock is traded on the NASDAQ National Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of February 1, 2007, the officers and directors of QIAGEN as a group beneficially owned 10,988,225 Common Shares or 7.3% of the then outstanding Common Shares.

Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. As of December 31, 2006 and 2005, we had accounts receivable from PreAnalytix of $20,000 and $359,000, and accounts payable to PreAnalytix of $219,000 and $960,000, respectively.

In 2004, we sold a significant portion of our synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. We currently have a 16% ownership interest in OBI and hold one board seat. We also have a Manufacturing and Supply Agreement with OBI, wherein we granted to OBI an exclusive license to manufacture and supply certain RNA products to us. At December 31, 2005, we had prepaid amounts of $2.0 million related to orders we placed under this agreement. During the years ended December 31, 2006 and 2005, we sold to OBI certain, products technology and licenses for $1.1 million and $645,000, respectively. As of December 31, 2006 and 2005, we had a loan receivable from OBI of $5.2 million and $6.3 million, accounts receivable from OBI of $236,000 and $35,000, and accounts payable to OBI of $898,000 and $265,000, respectively.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 6, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2006 and 2005, we had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.9 million and $2.4 million, respectively. As of December 31, 2006, we had a loan payable to Euro Finance of $300.0 million, amounts due to Euro Finance of $4.7 million and amounts receivable from Euro Finance of $1.9 million.

In 2004 we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services subject to adjustment. During 2006 and 2005 we paid approximately $524,000 and $447,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

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

Item 9.    The Listing of QIAGEN’s Common Shares

Effective July 3, 2006, our common shares began trading on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our common shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our common shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our common shares on the NASDAQ National Market.

	High ($)	Low ($)
Annual
2002	20.81	4.51
2003	12.85	5.20
2004	15.61	8.74
2005	13.77	10.56
2006	16.15	11.72

	High ($)	Low ($)
Quarterly 2005:
First Quarter	12.70	10.56
Second Quarter	13.36	11.41
Third Quarter	13.77	11.43
Fourth Quarter	13.60	10.76

	High ($)	Low ($)
Quarterly 2006:
First Quarter	15.42	11.72
Second Quarter	15.35	12.83
Third Quarter	15.85	13.42
Fourth Quarter	16.15	14.24

Quarterly 2007:
First Quarter (through March 15, 2007)	17.91	15.32

	High ($)	Low ($)
Monthly:
September 2006	15.85	14.06
October 2006	16.15	15.19
November 2006	16.00	14.24
December 2006	15.38	14.32
January 2007	17.27	15.32
February 2007	17.91	16.39

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

	High (EUR)	Low (EUR)
Annual
2002	23.45	4.46
2003	12.23	4.93
2004	12.40	7.15
2005	11.43	8.20
2006	13.09	9.55

	High (EUR)	Low (EUR)
Quarterly 2005:
First Quarter	9.62	8.20
Second Quarter	10.35	9.35
Third Quarter	11.21	9.56
Fourth Quarter	11.43	9.19

	High (EUR)	Low (EUR)
Quarterly 2006:
First Quarter	13.09	9.55
Second Quarter	12.13	10.28
Third Quarter	12.35	10.58
Fourth Quarter	12.80	10.81

Quarterly 2007:
First Quarter (through March 15, 2007)	13.95	11.67

	High (EUR)	Low (EUR)
Monthly:
September 2006	12.35	11.06
October 2006	12.80	12.01
November 2006	12.55	10.90
December 2006	11.69	10.81
January 2007	11.67	13.37
February 2007	13.95	12.32

Item 10.    Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979.” Set forth is a summary of certain provisions of our Articles of Association, as amended on June 14, 2005, or the Articles, and Dutch law, where applicable. Furthermore a Dutch Corporate Governance Code, or Code, has been published on December 9, 2003 including principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including management board members and supervisory board members) and stakeholders should observe in relation to one another. A listed company should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

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

Managing Directors

QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The majority view in Dutch law is that in managing QIAGEN, the Managing Directors must take into account our interests and our business and the interests of all stakeholders (which includes but is not limited to our shareholders). Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

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

Under Dutch law and the Code the General Meeting determines the compensation of the members of the Supervisory Board upon the proposal of the compensation committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long term investments.

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

Tort Liability

Under Dutch law, there can be liability if one has committed a tort (onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care towards a third party is generally considered to be a tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing or Supervisory Directors.

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

Common Shares

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in the shareholders register of QIAGEN with TMF Management B.V. in Amsterdam, The Netherlands. The Type II shares are registered with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York.

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

On August 2, 2004 we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the Option Agreement SPAQ was granted an option to acquire such a number of Preference Shares as are equal to the total number of all outstanding ordinary shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph.

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

Pre-emptive Rights

Under the Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under the Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

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

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 22, 2006 the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital for an 18-month period from the date until December 22, 2007, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on a stock market, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

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

Annual Accounts

We have a calendar fiscal year. Dutch law requires that within five months after the end of our fiscal year, unless the General Meeting has extended this period by a maximum period of six months on account of special circumstances, the Managing Board must submit to the shareholders a report with respect to such fiscal year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an independent accountant. The annual report is submitted to the annual General Meeting for adoption.

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

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given to the shareholders by advertisement in at least one national daily newspaper published in The Netherlands no later than the fifteenth day prior to the meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at the offices of the Company.

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

On 21 April 2004, the Takeover Directive, or 13th Directive, was adopted by the EU. Upon implementation of the Directive in Dutch legislation, shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. It is expected that the Dutch legislator will set the threshold for a mandatory offer at the ability to exercise 30% of the voting rights in a Dutch public limited company (naamloze vennootschap) with a listing in Europe.

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

Obligation of Shareholders to Disclose Major Holdings

Holders of our ordinary shares or rights to acquire ordinary shares (which includes options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act, or the FMSA.

Under Chapter 5.3 FMSA any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our capital or voting rights reaches or crosses a threshold percentage must notify the Netherlands Authority for the Financial Markets, or AFM: (a) immediately, if this is the result of an acquisition or disposal by it; (b) within 4 trading days after such reporting, if this is the result of a change in our share capital or votes reported in the AFM’s public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent.

Furthermore persons holding 5 percent or more in our voting rights or capital interest must within 4 weeks after 31 December notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii). Among others the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the shares; (vi) the votes which a person may exercise as a proxy but in his own discretion. Special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of ordinary shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on ordinary shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of the ordinary shares.

Under section 5:48 of the FMSA, each of our managing and supervisory directors must without delay notify the AFM of any changes in his interest or potential interest in our capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our general meeting of shareholders (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our ordinary shares or votes for a period of not more than five years.

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

U.S. Shareholders.    Under the Tax Convention between The Netherlands and the United States, or Convention, the withholding tax on dividends we pay to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) or 15% (in the case of other U.S. Shareholders), unless such U.S. shareholders have a permanent establishment in The Netherlands with which the shares are effectively connected.

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

Dividend Stripping.    A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between The Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping,” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions.

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

(c) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”; and

(d) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

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

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. During the years 2004-2010 such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced, divided by the highest rate of tax normally applicable to dividends, For the purposes of computing the foreign tax credit, dividends paid on our Common Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or financial services income. Recently enacted legislation (the American Jobs Creation Act of 2004, or the “Act”) will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends paid on our Common Shares will generally constitute passive category income but could, in the case of certain US holders, constitute “general category income.” The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

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

If we are a PFIC, each of our direct and certain indirect shareholders that is a U.S. person (“U.S. Shareholders”) either (i) may make an election to report currently its pro rata share of our ordinary earnings and net capital gain even if no distributions are actually received from us (the “qualified election”), or (ii) upon a disposition of our Common Shares, including a disposition pursuant to an otherwise tax-free reorganization, or receipt of an “excess distribution” (as defined in the Code), will be subject to tax (including an interest charge) generally as if the gain or distribution were earned ratably over the period in which our Common Shares were held and face other adverse tax consequences. Alternatively, under the “Taxpayer Relief Act of 1997,” effective for taxable years of U.S. persons beginning after December 31, 1997, U.S. Shareholders may make a mark-to-market election with respect to our Common Shares under which the U.S. Shareholder would include in income each year an amount equal to the excess, if any, of the market value of our Common Shares as of the close of the taxable year over the U.S. Shareholder’s adjusted basis in such stock. Under this election, the U.S. Shareholder would be allowed a deduction for the excess, if any, of the adjusted basis of our Common Shares over the market value of the shares as of the close of the taxable year but only to the extent of any net mark-to-market gains with respect to our Common Shares included by the shareholder for prior taxable years. The U.S. Shareholder’s adjusted basis in our Common Shares would be adjusted to reflect the amounts included or deducted under this election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of our Common Shares would be treated as ordinary income. Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on our Common Shares, as well as to any loss realized on the actual sale or other disposition of our Common Shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark to market will apply to the taxable year for which made and all subsequent taxable years, unless our Common Shares cease to be treated as marketable stock or the Secretary of the Treasury consents to the revocation of such election.

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

Interest Rate Risk

At December 31, 2006, we had $430.4 million in cash and cash equivalents and $52.8 million in marketable securities, of which $17.4 million was invested in fixed rate debt securities. Interest income earned on our cash investments and our floating rate note marketable securities is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2006 earnings by approximately $800,000.

Borrowings against lines of credit are at variable interest rates. We had no outstanding lines of credit at December 31, 2006. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2006, we had $496.1 million in long-term debt, of which $46.1 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2006 earnings by approximately $124,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian krone and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2006 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

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

At December 31, 2006, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2006 and 2005, we did not have any significant foreign currency exchange option holdings.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

During 2006, we also entered into two additional forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006, we held a contract for CND 8.0 million which matures in February 2007. Additionally we held a contract for JPY 200.0 million which matures in April 2007.

At December 31, 2005, we held a contract for CND 9.0 million which matured in February 2006 and had a fair market value of $377,000 which is included in accrued and other liabilities at December 31, 2005.

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

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2006, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements for the year ended December 31, 2006, has issued an attestation report on management’s assessment of our internal control over financial reporting which is included in this Annual Report on Form 20-F. This report appears on page F-3.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by Ernst & Young LLP. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval provided the Chairman presents any approval given at its next scheduled meeting. All audit related services, tax services and other services rendered by Ernst & Young LLP were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

At our 2006 Annual General Meeting of Shareholders held on June 22, 2006, our shareholders reappointed Ernst & Young LLP to serve as our auditors for the fiscal year ended December 31, 2006. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young LLP for providing audit and other professional services in each of the last two fiscal years:

	2006	2005
Audit fees	$1,219,000	$536,000
Audit related fees	438,000	155,000
Tax fees	196,000	145,000
All other fees	732,000	239,000

Total	$2,585,000	$1,075,000

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission. For the years ended December 31, 2006 and 2005, audit fees include $600,000 and $6,000, respectively, for the auditors’ attestation on internal controls over financial reporting.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards; review of the opening balance sheets of newly acquired companies; and statutory audit of subsidiaries’ financial statements.

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

All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes Oxley Act of 2002. For the year ended December 31, 2006, other fees includes approximately $364,000 related to transaction due diligence.

Item 16D.    Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-42 included herein.

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notorial deed as of July 14, 2005 (English translation) (filed as Exhibit 4.1) (5)

2.1	Credit Contract for a Club Deal between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated July 12, 2004 (English Translation) (6)

2.2	Declaration by QIAGEN N.V. to Deutsche Bank Aktiengesellschaft dated July 12, 2004 (6)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (6)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (6)

*2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006

*2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006

*2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006

*2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006

4.1	Lease between QIAGEN GmbH and Brixton Estate Deutschland GmbH dated March 14, 1997 (the “Albert-Einstein-Str. Lease” (Filed as Exhibit 10.1(a)) (1)

4.2	The “Albert-Einstein-Str. Lease” Contract Summary (Filed as Exhibit 10.1(b)) (1)

4.3	Master Agreement among Becton, Dickinson and Company, Becton Dickinson Sample Collection GmbH, QIAGEN AG, and QIAGEN N.V., dated August 5, 1999 (Filed as Exhibit 10.1) (2)

4.4	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (2)

4.5	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (2)

4.6	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (6)

4.7	QIAGEN N.V. Amended and Restated Stock Plan (5)

4.8	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (7)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Ernst & Young LLP

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 21, 1998.
(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2003.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 26, 2004.
(5)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 10, 2005.
(6)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 30, 2007
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 19(A). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 17 to the consolidated financial statements, QIAGEN N.V. changed its method of accounting for share-based compensation in 2006 upon adoption of Statement of Financial accounting Standards No. 123 (R), “Share-Based Payment.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of QIAGEN N.V.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

McLean, Virginia

March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that QIAGEN N.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that QIAGEN N.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, QIAGEN N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of QIAGEN N.V. and our report dated March 30, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

McLean, Virginia

March 30, 2007

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
	2006	2005
Assets
Current Assets:
Cash and cash equivalents	$430,357,000	$191,700,000
Marketable securities	52,782,000	15,000,000
Notes receivable	4,247,000	4,283,000
Accounts receivable, net of allowance for doubtful accounts of $4,167,000 and $2,388,000 in 2006 and 2005, respectively	80,429,000	63,538,000
Income taxes receivable	2,901,000	4,161,000
Inventories, net	64,085,000	53,653,000
Deferred income taxes	18,627,000	11,617,000
Prepaid expenses and other	29,763,000	26,305,000

Total current assets	683,191,000	370,257,000

Long-Term Assets:
Property, plant and equipment, net	221,277,000	195,199,000
Goodwill	160,141,000	93,914,000
Intangible assets, net of accumulated amortization of $25,904,000 and $13,813,000 in 2006 and 2005, respectively	118,492,000	74,566,000
Deferred income taxes	2,409,000	6,346,000
Other assets	26,502,000	25,016,000

Total long-term assets	528,821,000	395,041,000

Total assets	$1,212,012,000	$765,298,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
	2006	2005
Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$6,599,000	$5,921,000
Current portion of capital lease obligations	823,000	995,000
Accounts payable	23,806,000	15,934,000
Accrued and other liabilities (of which $8.1 million due to related parties in 2006 and 2005, see Note 20)	66,197,000	52,707,000
Income taxes payable	13,746,000	14,935,000
Deferred income taxes	5,360,000	1,179,000

Total current liabilities	116,531,000	91,671,000

Long-Term Liabilities:
Long-term debt, net of current portion (of which $450.0 million in 2006 and $150.0 million in 2005 due to related parties, see Note 20)	489,592,000	191,447,000
Capital lease obligations, net of current portion	12,009,000	11,101,000
Deferred income taxes	21,705,000	17,570,000
Other	6,010,000	3,052,000

Total long-term liabilities	529,316,000	223,170,000

Commitments and Contingencies (Note 18)

Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares
Issued and outstanding—150,167,540 shares in 2006 and 148,455,864 shares in 2005	1,535,000	1,513,000
Additional paid-in capital	178,656,000	157,796,000
Retained earnings	344,739,000	274,200,000
Accumulated other comprehensive income	41,235,000	16,948,000

Total shareholders’ equity	566,165,000	450,457,000

Total liabilities and shareholders’ equity	$1,212,012,000	$765,298,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2006	2005	2004
Net sales	$465,778,000	$398,395,000	$380,629,000
Cost of sales	139,122,000	122,755,000	125,658,000
Cost of sales—acquisition and restructuring	2,046,000	439,000	1,454,000

Gross profit	324,610,000	275,201,000	253,517,000

Operating Expenses:
Research and development	41,560,000	35,780,000	34,351,000
Sales and marketing	115,942,000	94,312,000	87,506,000
General and administrative	48,574,000	40,123,000	41,715,000
Purchased in-process research and development	2,200,000	3,239,000	—
Acquisition, integration and related costs	6,061,000	3,213,000	572,000
Acquisition related intangible amortization	8,220,000	3,697,000	1,416,000
Relocation, restructuring and related costs	1,452,000	—	3,817,000

Total operating expenses	224,009,000	180,364,000	169,377,000

Income from operations	100,601,000	94,837,000	84,140,000

Other Income (Expense):
Interest income	16,359,000	7,552,000	2,887,000
Interest expense	(11,918,000)	(5,940,000)	(5,101,000)
Research and development grants	795,000	1,380,000	1,608,000
Loss on foreign currency transactions, net	(660,000)	(157,000)	(67,000)
Gain (loss) from equity method investees	1,251,000	(1,149,000)	(2,243,000)
Other miscellaneous (expense) income, net	(360,000)	741,000	(8,537,000)

Total other income (expense)	5,467,000	2,427,000	(11,453,000)

Income before provision for income taxes	106,068,000	97,264,000	72,687,000
Provision for income taxes	35,529,000	35,039,000	23,982,000

Net income	$70,539,000	$62,225,000	$48,705,000

Basic net income per common share	$0.47	$0.42	$0.33

Diluted net income per common share	$0.46	$0.41	$0.33

Shares used in computing basic net income per common share	149,504,000	147,837,000	146,658,000

Shares used in computing diluted net income per common share	153,517,000	150,172,000	148,519,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE AT DECEMBER 31, 2003	146,217,518	$1,485,000	$140,039,000	$163,270,000	$29,992,000	$334,786,000

Net income	—	—	—	48,705,000	—	48,705,000
Unrealized loss, net on hedging contracts	—	—	—	—	(500,000)	(500,000)
Unrealized gain, net on marketable securities	—	—	—	—	47,000	47,000
Realized gain, net on marketable securities	—	—	—	—	(481,000)	(481,000)
Translation adjustment	—	—	—	—	11,617,000	11,617,000

Comprehensive income	—	—	—	—	—	59,388,000
Exercise of stock options	802,689	10,000	5,122,000	—	—	5,132,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	775,000	—	—	775,000
Option vesting accelerated in connection with sale of synthetic DNA business unit	—	—	295,000	—	—	295,000

BALANCE AT DECEMBER 31, 2004	147,020,207	1,495,000	146,231,000	211,975,000	40,675,000	400,376,000

Net income	—	—	—	62,225,000	—	62,225,000
Unrealized loss, net on hedging contracts	—	—	—	—	(1,372,000)	(1,372,000)
Unrealized gain, net on marketable securities	—	—	—	—	2,800,000	2,800,000
Realized loss, net on marketable securities	—	—	—	—	507,000	507,000
Translation adjustment	—	—	—	—	(25,662,000)	(25,662,000)

Comprehensive income	—	—	—	—		38,498,000
Exercise of stock options	1,435,657	18,000	7,941,000	—	—	7,959,000
Tax benefit in connection with nonqualified stock options	—	—	3,169,000	—	—	3,169,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000

BALANCE AT DECEMBER 31, 2005	148,455,864	1,513,000	157,796,000	274,200,000	16,948,000	450,457,000

Net income	—	—	—	70,539,000	—	70,539,000
Unrealized loss, net on hedging contracts	—	—	—	—	(539,000)	(539,000)
Realized loss, net on hedging contracts	—	—	—	—	2,122,000	2,122,000
Unrealized loss, net on marketable securities	—	—	—	—	(1,565,000)	(1,565,000)
Translation adjustment	—	—	—	—	24,473,000	24,473,000

Comprehensive income	—	—	—	—		95,030,000
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred taxes	—	—	—	—	(204,000)	(204,000)
Stock issued for acquisition	125,000	2,000	1,846,000			1,848,000
Exercise of stock options	1,586,676	20,000	10,986,000	—	—	11,006,000
Tax benefit on stock options	—	—	7,385,000	—	—	7,385,000
Share-based compensation	—	—	326,000	—	—	326,000
Proceeds from subscription receivable	—	—	317,000	—	—	317,000

BALANCE AT DECEMBER 31, 2006	150,167,540	$1,535,000	$178,656,000	$344,739,000	$41,235,000	$566,165,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2005	2004
Cash Flows From Operating Activities:
Net income	$70,539,000	$62,225,000	$48,705,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	30,038,000	24,955,000	22,961,000
Non-cash acquisition and restructure costs	4,745,000	2,114,000	—
Purchased in-process research and development	2,200,000	3,239,000	—
Tax effect from non-qualified stock options, net	(7,385,000)	3,169,000	775,000
Provision for losses on accounts receivable	378,000	54,000	128,000
Deferred income taxes	5,210,000	(2,202,000)	(10,474,000)
Loss on disposition of synthetic DNA business unit	—	—	9,796,000
(Gain) loss on disposition of property and equipment	1,262,000	(97,000)	159,000
(Gain) loss on sale of marketable securities	—	507,000	(481,000)
(Gain) loss on equity method investees	(1,251,000)	1,149,000	2,243,000
Share-based compensation	326,000	—	—
Other	500,000	(123,000)	—
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	346,000	(33,000)	1,109,000
Accounts receivable	(3,621,000)	(131,000)	(4,193,000)
Income taxes receivable	(5,385,000)	1,897,000	(368,000)
Inventories	(4,202,000)	3,764,000	2,019,000
Prepaid expenses and other	1,238,000	(9,778,000)	(5,282,000)
Other assets	(1,662,000)	934,000	(5,213,000)
Increase (decrease) in:
Accounts payable	2,720,000	(4,711,000)	599,000
Accrued and other liabilities	1,523,000	422,000	2,450,000
Income taxes payable	525,000	5,592,000	(13,009,000)
Other	3,435,000	(1,709,000)	1,874,000

Net cash provided by operating activities	101,479,000	91,237,000	53,798,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(28,995,000)	(13,728,000)	(12,621,000)
Proceeds from sale of equipment	1,256,000	1,738,000	1,584,000
Purchases of intangible assets	(6,358,000)	(15,276,000)	(3,493,000)
Purchases of investments	—	(4,981,000)	—
Collections of note receivable in connection with disposed synthetic DNA business unit	652,000	757,000	—
Net proceeds from disposition of synthetic DNA business unit	—	—	16,087,000
Purchases of marketable securities	(56,606,000)	(40,445,000)	(37,963,000)
Sales of marketable securities	20,000,000	55,430,000	14,860,000
Investment in unconsolidated subsidiary	(42,000)	—	(125,000)
Cash paid for acquisitions, net of cash acquired	(95,379,000)	(81,996,000)	(29,478,000)

Net cash used in investing activities	(165,472,000)	(98,501,000)	(51,149,000)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
	2006	2005	2004
Cash Flows From Financing Activities:
Repayment of lines of credit	—	(67,000)	—
Proceeds from debt	295,022,000	6,299,000	150,077,000
Repayments of debt	(9,825,000)	(10,638,000)	(58,471,000)
Principal payments on capital leases	(745,000)	(1,053,000)	(1,115,000)
Proceeds from subscription receivable	317,000	455,000	—
Excess tax benefits from stock based compensation	7,385,000	—	—
Issuance of common shares	11,006,000	7,959,000	5,132,000

Net cash provided by financing activities	303,160,000	2,955,000	95,623,000

Effect of exchange rate changes on cash and cash equivalents	(510,000)	(366,000)	(890,000)
Net increase (decrease) in cash and cash equivalents	238,657,000	(4,675,000)	97,382,000
Cash and cash equivalents, beginning of year	191,700,000	196,375,000	98,993,000

Cash and cash equivalents, end of year	$430,357,000	$191,700,000	$196,375,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$24,289,000	$5,238,000	$3,664,000

Cash paid for taxes	$36,384,000	$21,582,000	$27,755,000

Noncash Investing and Financing Activities:
Note receivable in connection with disposition of assets	$—	$—	$6,189,000

Equipment acquired through capital leases	$175,000	$—	$—

Acquisition:
Issuance of common stock	$1,848,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

1.	Description of Business

QIAGEN N.V., a Netherlands holding company, and subsidiaries (the Company) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification as well as open and target specific assays. The Company also supplies diagnostic kits, tests, and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. Similar to most companies in similar lines of business, the Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of the Company and its wholly owned subsidiaries other than those that are considered variable interest entities for which the Company is not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and which the Company has determined that it is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

Use of Estimates

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 16, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements the Company has with QIAGEN Finance and Euro Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 6).

Cash and Cash Equivalents, Marketable Securities and Investments

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Marketable Securities and Investments:    The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All such investments are classified “available for sale” and stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

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

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Write-offs of accounts receivable totaled $333,000, $620,000 and $383,000 while provisions for

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

doubtful accounts which were charged to expense totaled $378,000, $54,000 and $128,000 for the years ended December 31, 2006, 2005 and 2004, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2006 and 2005:

	2006	2005
Raw materials	$22,376,000	$18,200,000
Work in process	23,229,000	18,064,000
Finished goods	18,480,000	17,389,000

Total inventories	$64,085,000	$53,653,000

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using straight-line and declining balance methods over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other miscellaneous income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangibles assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142) requires purchased intangible assets other than goodwill to be amortized over their estimated useful lives unless these lives are determined to be indefinite. In accordance with SFAS No. 142, intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142, goodwill is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach. For the years ended December 31, 2006, 2005 and 2004, no goodwill impairment charges have been required.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

considers a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The Company deems an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. The Company generally measures fair value by discounting projected future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

Revenue Recognition

The Company’s revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services and technology. The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Consumable Products:    Approximately 90% of total revenues represent sales of consumable products. Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms, and when all of the criteria of SAB 104 are achieved. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation:    Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment, in the case of sales to distributors, or written customer acceptance in the case of sales to end users, after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components. The price charged when the element is sold separately generally determines its fair value.

Warranty and Product Maintenance:    Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period. The Company generally recognizes service revenues on a completed contract basis. For each of the years ended December 31, 2006, 2005 and 2004, revenues from the sale of all services constitute less than 10 percent of total net sales.

License Fees:    License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation.

Milestones:    Payments for milestones are generally based on the achievement of substantive and at-risk performance criteria are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Royalty Income:    Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

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

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2006, 2005 and 2004, shipping and handling costs totaled $8.8 million, $8.5 million and $7.8 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred according to Statement of Position 93-7, “Reporting on Advertising Costs.” Promotional materials, such as brochures and catalogues, are accounted for as prepaid supplies and expensed when they are no longer owned or expected to be used in the selling effort. Advertising costs expensed for the years ended December 31, 2006, 2005 and 2004 were $2.6 million, $1.9 million and $1.8 million, respectively.

Warranty

The Company warrants its products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded at the time product revenue is recognized. The Company’s product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

BALANCE AT DECEMBER 31, 2004	$1,229,000
Provision charged to income	514,000
Usage	(280,000)
Adjustments to previously provided warranties, net	(51,000)
Currency translation	(80,000)

BALANCE AT DECEMBER 31, 2005	1,332,000
Provision charged to income	1,071,000
Usage	(823,000)
Adjustments to previously provided warranties, net	(223,000)
Currency translation	56,000

BALANCE AT DECEMBER 31, 2006	$1,413,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

For the years ended December 31, 2006, 2005 and 2004, the Company has recorded tax contingencies based on when the exposure item becomes probable and reasonably estimable in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company establishes reserves for tax contingencies that reflect its best estimate of the deductions and credits that it may be unable to sustain, or that it could be willing to concede as part of a broader tax settlement. The tax contingency liability is based on the Company’s estimate of whether additional taxes will be due in the future. Any additional taxes will be determined only upon the completion of current and future tax audits. The timing of such payments cannot be determined with any certainty, but the Company expects that they will not be made within one year.

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

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and its amendments. The purpose of the derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the value of anticipated transactions, the fair value of the forward contracts also changes, offsetting foreign currency rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, depending on the type of hedge transaction.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (Opinion 25), and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all share-based payments granted prior to but were not vested as of January 1, 2006, based on the grant date fair value estimated. Compensation cost for all share-based payments granted

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsequent to January 1, 2006 were recorded based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with SFAS No. 123(R) and SAB 107. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends. Since 2001, the Company’s annual volatility has ranged from 75 percent in 2001 to 26 percent in 2005 with an average of 57 percent during the five year period.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company used SAB 107’s simplified method for estimating the expected term of share-based awards granted in 2006.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the year ended December 31, 2006, the estimated forfeiture rate was nine percent.

Reclassifications

Certain reclassifications of prior year amounts in Note 14 regarding Income Taxes and Note 21 regarding Segments have been made to conform with the current year presentation.

Authoritative Pronouncements

In September of 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans,” an amendment of SFAS No. 87, 88, 106, and 132(R). SFAS No. 158 makes numerous changes related to the accounting for pension and postretirement benefit plans. The most significant change is that the funded status of all post-retirement plans will be recorded on the balance sheet. The difference between a plan’s funded status and its current balance sheet position will be recognized, net of taxes, as a component of shareholders’ equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000, deferred taxes of $129,000, and a net increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this standard as required on January 1, 2008 and management is currently assessing the effect SFAS No. 157 will have on the Company’s results of operations, financial condition and liquidity.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). The intent of SAB 108 is to reduce diversity in practice on the method companies use to quantify financial statements misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statement errors using both an income statement and cumulative balance sheet approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a significant impact on the Company’s results of operations, financial condition and liquidity as of and for the year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim period, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company estimates that the cumulative effect adjustment to retained earnings will be in the range of approximately $2 million to $7 million to increase reserves for uncertain tax positions. The amount is subject to revision as management completes its analysis. In addition, the Company expects that the adoption of FIN 48 may result in greater volatility in the effective tax rate.

In June 2006, the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. The Company adopted this consensus as required on January 1, 2007 without a material impact on the Company’s results of operations, financial condition or liquidity.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155) which amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS 140). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal year beginning after September 15, 2006. The Company adopted this consensus as required on January 1, 2007 without a material impact on the Company’s results of operations, financial condition or liquidity.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes,” and FASB SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company adopted this statement on January 1, 2006 without a material effect.

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
	2006	2005	2004
Weighted average number of common shares used to compute basic net income per common share	149,504,000	147,837,000	146,658,000
Dilutive effect of stock options	2,635,000	2,269,000	1,861,000
Dilutive effect of outstanding warrant shares used to compute diluted net income per common share	1,378,000	66,000	—

	153,517,000	150,172,000	148,519,000

Outstanding stock options having no dilutive effect, not included in above calculation	3,309,000	5,235,000	5,430,000

Outstanding warrants having no dilutive effect, not included in above calculation	22,071,000	11,796,000	11,862,000

4.	Acquisitions and Dispositions

During 2006, the Company completed seven acquisitions which individually were not significant to the overall consolidated financial statements. The aggregate purchase price of these 2006 acquisitions, net of cash acquired was $88.3 million, including the issuance of 125,000 shares of QIAGEN common stock valued at $1.8 million.

Under the purchase agreements, the Company could be required to make additional contingent cash payments totaling $47.5 million through 2010, of which $2.9 million was earned and accrued at December 31, 2006, through an increase to goodwill.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in 2006, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of deferred tax assets acquired with the acquisitions of Gentra Systems, Inc and Genaco Biomedical Products, Inc. and the resolution of the final amount for the early termination of a lease obligation acquired with the acquisition of Gentra.

2006 Acquisitions

•

In the fourth quarter of 2006, the Company completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop Templex™ molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with the Company’s portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. The Company also acquired former distributors PhileKorea Technology Inc., located in Daejeon, Korea and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, the Company completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands the Company’s position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expands the Company’s direct presence in one of the most dynamic regions of the Company’s global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, the Company completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will support the Company’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. The Company also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus, which we acquired in 2005, in Italy.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Using the results of independent and internally prepared appraisals, the purchase prices for the 2006 acquisitions have been allocated as follows:

2006 Acquisitions
Purchase Price:
Cash, including direct costs	$90,454,000
Stock issued	1,847,000
Cash acquired	(4,017,000)

$88,284,000
Allocation:
Working Capital	$6,256,000
Fixed and other long-term assets	5,580,000
Acquired intangible assets	41,012,000
Goodwill	48,324,000
Purchased in-process research and development expense	2,200,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(11,855,000)
Liabilities assumed	(3,233,000)

$88,284,000

Acquired intangible assets for 2006 acquisitions are as follows:

2006 Acquisitions
Customer relationships	$10,887,000
Product technology	26,600,000
Trade name/license	2,000,000
Non-compete	1,525,000

$41,012,000

Of the 2006 transaction costs, approximately $300,000 was accrued at December 31, 2006. Of the goodwill acquired in 2006, approximately $818,000 is expected to be tax deductible. The weighted average amortization periods for intangible assets acquired in 2006 are: 12 years for customer relationships; 11 years for product technology; nine years for trade name and license; and four years for non-compete agreements.

2005 Acquisitions

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. The Company believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms. The purchase price, including direct acquisition costs and adjusted as

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

per the terms of the share purchase agreement, paid by the Company was approximately EUR 26.4 million (approximately $32.6 million at May 31, 2005) in cash. A total of EUR 9.3 million (approximately $11.5 million at May 31, 2005), of which EUR 2.7 million was considered as purchase price, was paid into escrow and will be released subject to certain milestones being met. During 2006, EUR 7.65 million of the escrow amount was released with EUR 6.3 million (approximately $7.6 million) recorded as additional purchase price resulting in an increase to goodwill.

During 2005, the Company completed five other acquisitions which were not individually significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions, net of cash acquired was $42.8 million. In 2006, pursuant to the acquisition agreements, an additional $1.6 million was paid and recorded as additional purchase price resulting in an increase to goodwill.

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

•

During the second quarter of 2005, we acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the purchase price allocation for 2005 acquisitions, as revised in 2006 for finalization of the purchase price allocation, are as follows:

	2005 Artus Acquisition	2005 Other Acquisitions
Purchase Price:
Cash, including direct costs	$32,625,000	$43,038,000
Cash acquired	(1,334,000)	(514,000)

	$31,291,000	$42,524,000
Allocation:
Working Capital	$4,097,000	$(987,000)
Fixed and other long-term assets	322,000	4,239,000
Acquired intangible assets	24,500,000	21,197,000
Goodwill	23,801,000	18,989,000
Purchased in-process research and development expense	700,000	2,525,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,800,000)	(3,403,000)
Liabilities assumed	(16,329,000)	(36,000)

	$31,291,0000	$42,524,000

Acquired intangible assets for 2005 acquisitions are as follows:

	2005 Artus Acquisition	2005 Other Acquisitions
Customer relationships	$3,400,000	$4,899,000
Product technology	11,100,000	16,173,000
Trade name/license	10,000,000	125,000

	$24,500,000	$21,197,000

Of the goodwill acquired in 2005, approximately $12.6 million is expected to be tax deductible. The weighted average amortization periods for intangible assets acquired in 2005 are: 14 years for customer relationships; 10 years for product technology; and 10 years for trade name and license.

Pro forma results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2006 and 2005, pro forma net sales would have been $478.8 million and $447.5 million, pro forma net income would have been $82.2 million and $62.6 million, pro forma basic net income per common share would have been $0.55 and $0.42, and pro forma diluted net income per common share would have been $0.54 and $0.42, respectively. The 2006 pro forma data excludes a $2.0 million charge to cost of sales related to inventory, $6.1 million of acquisition and related costs and a $2.2 million charge for purchased in-process research and development. The 2005 pro forma data excludes the acquisition related costs including a $439,000 charge to cost of sales related to inventory, $3.2 million of acquisition and related costs and a $3.2 million charge for purchased in-process research and development. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities at acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” (EITF Issue No. 95-3) have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying balance sheet.

The changes in accrued acquisition expenses for the 2005 and 2006 acquisitions are as follows:

	Accrual Balance 12/31/2005	Unused Amounts Reversed to Goodwill	Additional Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2006
Severance and employee related	$1,011,000	$(385,000)	$1,634,000	$(1,487,000)	$773,000
Lease and related costs	2,480,000	(1,068,000)	562,000	(7,000)	1,967,000
Other	—	—	543,000	(5,000)	538,000

	$3,491,000	$(1,453,000)	$2,739,000	$(1,499,000)	$3,278,000

Dispositions

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

In line with the Company’s focus of streamlining and strengthening its operations, during 2004 the Company completed the realignment of certain operating functions, primarily in the United States, including the relocation of some of these functions to the Company’s North American Headquarters in Germantown, Maryland, which opened in 2002. As discussed more fully in Note 4, in 2004 and 2005 restructuring costs were incurred in connection with the sale of the majority of the Company’s synthetic DNA business unit and subsequent closure of the formerly used facility. Relocation and restructuring costs recorded in 2006 are primarily related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. The Company expects that restructuring charges related to the 2006 closures and relocations will total approximately $2.0 million, of which $1.5 million has been expensed as of December 31, 2006.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the relocation and restructure accrual for the years ended December 31, 2006 and 2005 are as follows:

	Relocation, severance and employee related	Lease and facility	Inventory	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2004	$983,000	$1,785,000	$76,000	$70,000	$2,914,000
Unused amounts reversed	(88,000)	(100,000)	—	—	(188,000)
Amounts paid in cash or settled	(840,000)	(1,621,000)	(76,000)	(70,000)	(2,607,000)

ACCRUAL BALANCE AT DECEMBER 31, 2005	55,000	64,000	—	—	119,000

Unused amounts reversed	(55,000)	(64,000)	—	—	(119,000)
Amounts accrued	665,000	172,000	—	120,000	957,000
Amounts paid in cash or settled	(386,000)	(172,000)	—	(73,000)	(631,000)

ACCRUAL BALANCE AT DECEMBER 31, 2006	$279,000	$—	$—	$47,000	$326,000

6.	Variable Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities,” replacing the original interpretation issued in January 2003. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority voting interest. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46R. Thus, the investment is accounted for under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the year ended December 31, 2006.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing convertible debt in 2004. During the first quarter of 2006, the Company established QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance) for the purpose of issuing additional convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46R, QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to APB No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

7.	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, forward contracts, pension liabilities and available-for-sale marketable securities. The following table is a summary of the components of accumulated other comprehensive income:

	2006	2005
Net unrealized gain on marketable securities, net of tax of $11,000 in 2006	$1,404,000	$2,969,000
Net unrealized (loss) on forward contracts, net of tax of $175,000 and $902,000 in 2006 and 2005, respectively	(289,000)	(1,872,000)
Transition adjustment upon adoption of FAS 158, net of tax of $129,000 in 2006	(204,000)	—
Foreign currency translation adjustments	40,324,000	15,851,000

Accumulated other comprehensive income	$41,235,000	$16,948,000

In September of 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans,” an amendment of SFAS No. 87, 88, 106, and 132(R). SFAS No. 158 makes numerous changes related to the accounting for pension and postretirement benefit plans. The most significant change is that the funded status of all post-retirement plans will be recorded on the balance sheet. The difference between a plan’s funded status and its current balance sheet position will be recognized, net of taxes, as a component of shareholders’ equity. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000, deferred taxes of $129,000, and a net increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

8.	Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. At December 31, 2006 and 2005, the Company held contracts which effectively fix the exchange rate at which intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2004, the Company entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006 and 2005, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and had fair market values at December 31, 2006 and 2005 of approximately $2.8 million and $663,000, which is included in other long-term liabilities in the accompanying consolidated balance sheets.

During 2006, the Company also entered into two additional forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006, the Company held a contract for Canadian dollars 8.0 million which matures in February 2007 and had a fair market value of $126,000 at December 31, 2006. Additionally the Company held a contract for Japanese yen 200.0 million which matures in April 2007 and had a fair market value of $190,000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006.

At December 31, 2005, the Company held a contract for Canadian dollars 9.0 million which matured in February 2006 and had a fair market value of $377,000 which is included in accrued and other liabilities at December 31, 2005.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The fair market values of these options were not significant at December 31, 2006 and 2005. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

9.	Marketable Securities

At December 31, 2006, the Company had investments in marketable securities consisting of floating rate and fixed rate debt instruments which had a fair market value and cost of approximately EUR 40.0 million ($52.8 million at December 31, 2006).

At December 31, 2005, current marketable securities consisted of auction rate debt securities, issued by state and local government sponsored agencies. While these securities have long term maturities, their interest rates are reset approximately every 7-28 days through an auction process. As a result, the interest income from these securities is subject to market risk since the rate is adjusted to accommodate market conditions on each reset date. However, since the interest rates are reflective of current market conditions, the fair value of these securities typically does not fluctuate from par or cost. These securities are classified as current assets in the accompanying consolidated balance sheets since the Company may sell the securities at its discretion on the auction day without penalty or loss of principal.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
2006 Maturities due:
Within one year	$14,998,000	$38,000	$(5,000)	$15,031,000
One to three years	37,756,000	54,000	(59,000)	37,751,000

	$52,754,000	$92,000	$(64,000)	$52,782,000

2005 Maturities due:
Auction-rate Securities	$15,000,000	$—	$—	$15,000,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company believes that the gross unrealized losses are temporary and related to the change in market interest rates since purchase. The decline is not related to any specific event. The Company anticipates full recovery of cost with respect to these investments at maturity or sooner in the event of a change in the market interest rate environment.

During 2005, the Company’s former cost-method investment in Coley Pharmaceutical Group, Inc. (CPG) was reclassified as a long-term marketable security upon CPG’s completed IPO. At December 31, 2006 and 2005, the Company held 289,096 shares in CPG with a fair market value of $2.8 million and $4.4 million, respectively and a cost of $1.4 million. The Company was restricted from selling the shares until February 2006. Long-term marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

For the years ended December 31, 2006, 2005 and 2004, proceeds from sales of available-for-sale securities totaled $20.0 million, $55.4 million and $14.9 million, respectively, and, calculated on the specific identification method, in 2005 there were realized losses of $507,000 and in 2004 a realized gain of $481,000. There were no realized gains or losses during 2006.

10.	Prepaid Expenses and Other

Prepaid expenses and other current assets are summarized as follows as of December 31, 2006 and 2005:

	2006	2005
Prepaid expenses and prepayments	$16,360,000	$14,991,000
Escrow funds	1,500,000	3,908,000
VAT	1,073,000	958,000
Other	10,830,000	6,448,000

	$29,763,000	$26,305,000

11.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2006 and 2005:

	Estimated useful life (in years)	2006	2005
Land	—	$12,896,000	$12,013,000
Buildings and improvements	1-40	173,169,000	157,893,000
Machinery and equipment	5-10	83,146,000	67,528,000
Computer software	1-5	28,685,000	23,650,000
Furniture and office equipment	2-10	40,969,000	33,914,000
Construction in progress	—	14,062,000	5,389,000

		352,927,000	300,387,000
Less: Accumulated depreciation and amortization		(131,650,000)	(105,188,000)

Property, plant and equipment, net		$221,277,000	$195,199,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2006 and 2005, respectively. For the years ended December 31, 2006, 2005 and 2004 depreciation and amortization expense totaled $19.7 million, $19.0 million and $20.2 million, respectively. Repairs and maintenance expense was $4.5 million, $4.0 million and $4.5 million in fiscal years 2006, 2005 and 2004, respectively.

Construction on a new logistics facility in Germany began in August 2006 and will be completed by the second quarter in 2007. The new facility is estimated to cost approximately EUR 9.0 million, of which EUR 6.4 million (approximately $8.2 million) has been incurred and is included in construction in progress at December 31, 2006. Of the amount incurred, approximately $89,000 represents capitalized interest.

12.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. A summary of these investments as of December 31, 2006 and 2005 is as follows:

Company	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
		2006	2005	2006	2005	2004
PreAnalytiX GmbH	50.00%	$2,623,000	$883,000	$1,009,000	$(1,079,000)	$(2,312,000)
QBM Cell Science	19.50%	$546,000	$574,000	$(28,000)	$3,000	$18,000
QIAGEN Finance	100.00%	$169,000	$103,000	$66,000	$(73,000)	$51,000
QIAGEN Euro Finance	100.00%	$248,000	—	$204,000	—	—

Company	Ownership Percentage	Cost Investment at December 31,
		2006	2005
Operon Biotechnologies, Inc.	16.00%	$4,000,000	$4,000,000
Protedyne Corporation	3.11%	—	$2,121,000

For PreAnalytiX, the total assets amounted to $7.5 million and $4.1 million as of December 31, 2006 and 2005, respectively. The shareholders’ equity for PreAnalytiX amounted to $7.0 million as of December 31, 2006 and $3.4 million as of December 31, 2005. In 2006, PreAnalytiX revenues totaled $7.8 million and $4.7 million in 2005. PreAnalytiX net income was $3.2 million and $97,000 in 2006 and 2005, respectively.

As of December 31, 2006 and 2005, total assets of QBM Cell Science totaled $576,000, and $522,000, respectively, and shareholders’ equity amounted to $578,000 and $451,000, respectively. In 2006, QBM Cell Science recorded revenues of $523,000 and a net loss of $37,000. In 2005, a net loss of $107,000 was recorded.

The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. During 2006, in connection with the acquisition of Gentra, the Company’s $2.1 million investment in Protedyne was fully impaired based on management’s assessment of the recoverability of the invested amount. The impairment charge is included in acquisition, integration and related costs in the accompanying consolidated statement of income. The Company has a .073% cost-method investment in Ingenium Biopharmaceutical AG which has been fully impaired in a prior year.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2006 and December 31, 2005:

	Weighted Average Life	2006		2005
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	9.6 years	$41,362,000	$(11,744,000)	$30,025,000	$(8,488,000)
Developed technology	11.9 years	78,814,000	(11,690,000)	48,128,000	(4,862,000)
Customer base, Trademarks and non-compete agreements	11.6 years	24,220,000	(2,470,000)	10,226,000	(463,000)

		$144,396,000	$(25,904,000)	$88,379,000	$(13,813,000)

Unamortized Intangible Assets:
Goodwill		$160,141,000		$93,914,000

The changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2006 and 2005, are as follows:

	Germany	North America	Asia	Other Countries	Total
BALANCE AT DECEMBER 31, 2004	$20,980,000	$5,478,000	$1,405,000	$28,400,000	$56,263,000
Goodwill acquired during the year	24,461,000	17,882,000	447,000		42,790,000
Purchase adjustment for earn-out	1,271,000	—	78,000	—	1,349,000
Purchase adjustments	(119,000)	—	—	(39,000)	(158,000)
Effect of foreign currency translation	(3,675,000)	342,000	(203,000)	(2,794,000)	(6,330,000)

BALANCE AT DECEMBER 31, 2005	42,918,000	23,702,000	1,727,000	25,567,000	93,914,000

Goodwill acquired during the year	—	40,610,000	6,896,000	818,000	48,324,000
Earn-out and milestone payments	7,358,000	—	4,768,000	500,000	12,626,000
Purchase adjustments	—	(2,355,000)	—	—	(2,355,000)
Effect of foreign currency translation	5,228,000	2,000	298,000	2,104,000	7,632,000

BALANCE AT DECEMBER 31, 2006	$55,504,000	$61,959,000	$13,689,000	$28,989,000	$160,141,000

Purchase adjustments represent the final allocation of purchase price and changes in our estimates of lease accruals for cancelled lease space.

Amortization expense on intangible assets totaled approximately $10.3 million, $5.9 million and $2.5 million, respectively, for the years ended December 31, 2006, 2005 and 2004. In connection with the acquisitions as more fully discussed in Note 4, $2.2 million of purchase price was allocated to in-process research and development and expensed during the year ended December 31, 2006.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2007	$13,298,000
2008	$13,173,000
2009	$12,771,000
2010	$12,301,000
2011	$11,920,000

14.	Income Taxes

Income before income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of:

	2006	2005	2004
Pretax income in The Netherlands	$16,131,000	$6,474,000	$6,585,000
Pretax income from foreign operations	89,937,000	90,790,000	66,102,000

	$106,068,000	$97,264,000	$72,687,000

The provisions for income taxes for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Current—The Netherlands	$386,000	$700,000	$164,000
—Foreign	21,143,000	31,552,000	26,383,000

	21,529,000	32,252,000	26,547,000

Deferred—The Netherlands	376,000	—	(1,246,000)
—Foreign	13,624,000	2,787,000	(1,319,000)

	14,000,000	2,787,000	(2,565,000)

Total provision for income taxes	$35,529,000	$35,039,000	$23,982,000

The Netherlands statutory income tax rate for the years ended December 31, 2006, 2005 and 2004 was 29.6%, 31.5% and 34.5%, respectively. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate the effective tax rate for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$31,396,000	29.6%	$30,638,000	31.5%	$25,077,000	34.5%
Earnings of subsidiaries tax at different rates	5,011,000	4.7	5,508,000	5.7	1,488,000	2.0
Tax on non-deductible expenses	(1,119,000)	(1.0)	(1,534,000)	(1.6)	(1,600,000)	(2.2)
Other items, net	241,000	0.2	427,000	0.4	(983,000)	(1.3)

Total provision for income taxes	$35,529,000	33.5%	$35,039,000	36.0%	$23,982,000	33.0%

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company’s tax holidays expire at various dates through 2011.

The Company has recorded a net deferred tax liability of $6.0 million and a net deferred tax liability of $786,000 at December 31, 2006 and 2005, respectively which are reflected on the Company’s consolidated balance sheets at December 31, 2006 and 2005 as follows:

	2006	2005
Current deferred tax asset	$18,627,000	$11,617,000
Current deferred tax liabilities	(5,360,000)	(1,179,000)
Non-current deferred tax asset	2,409,000	6,346,000
Non-current deferred tax liabilities	(21,705,000)	(17,570,000)

Net deferred tax liabilities	$(6,029,000)	$(786,000)

The components of the net deferred tax liability at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax asset:
Allowance for bad debts	$625,000	$690,000
Bonus/commission accrual	592,000	220,000
Vacation accrual	381,000	319,000
Warranty accrual	455,000	244,000
Accrued liabilities	1,895,000	1,479,000
Depreciation and amortization	288,000	317,000
Tax credits	618,000	744,000
Net operating loss carryforward	19,553,000	6,610,000
Inventories	5,427,000	3,911,000
Deferred revenues	1,301,000	1,212,000
Capitalized start-up costs	76,000	1,214,000
Capital leases	749,000	623,000
Intangibles	4,691,000	3,311,000
United States state income taxes	313,000	383,000
Other	532,000	1,136,000
Valuation allowance	(10,692,000)	(1,105,000)

	26,804,000	21,308,000

Deferred tax liability:
Depreciation and amortization	(9,950,000)	(9,486,000)
Inventory	(542,000)	(407,000)
Allowance for bad debt	(221,000)	—
Accrued liabilities	(691,000)	(519,000)
Intangibles	(15,145,000)	(11,187,000)
Currency revaluation	(4,894,000)	—
United States state income taxes	(1,017,000)	(34,000)
Other	(373,000)	(461,000)

	(32,833,000)	(22,094,000)

Net deferred tax liabilities	$(6,029,000)	$(786,000)

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2005, the Company had net operating loss carryforwards in The Netherlands totaling approximately $5.5 million and $5.6 million, respectively which expire in various years through 2011. As of December 31, 2006 and 2005, the Company had foreign NOL carryforwards totaling approximately $27.0 million and $15.8 million, respectively. These NOL’s were primarily generated from the revaluation of liquid assets and operating losses from the Company’s subsidiaries. A portion of these NOL’s, approximately $4.5 million at December 31, 2006, expire in various years through 2013. The balance does not expire.

Deferred tax assets as of December 31, 2006 and 2005, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of approximately $10.7 million and $1.1 million, respectively, to a net amount that management believes is more likely than not to be realized. At December 31, 2006, $9.3 million of the Company’s valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce goodwill of an acquired business. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

At December 31, 2006 and 2005, there were no deferred income tax liabilities recognized for taxes that would be payable on the unremitted earnings of certain of the group’s subsidiaries. The Company has either no liability to additional taxation should any amounts be remitted due to the availability of double taxation relief or such remittance is not expected to occur and the tax impact would be insignificant.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. Such amounts are included within taxes payable within the accompanying consolidated balance sheets. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company.

15.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2006 and 2005 consist of the following:

	2006	2005
Royalties	$9,392,000	$9,045,000
Payroll and related accruals	16,376,000	12,691,000
Deferred revenue	6,432,000	4,557,000
Sales and other taxes	3,847,000	4,056,000
Acquisition and related costs	6,163,000	5,203,000
Accrued interest on long-term debt, due to QIAGEN Finance	3,410,000	3,410,000
Accrued interest on long-term debt, due to QIAGEN Euro Finance	4,695,000	—
Professional and other fees	1,923,000	2,888,000
Warranty	1,413,000	1,332,000
Relocation and restructuring costs	326,000	119,000
Other	12,220,000	9,406,000

Total accrued liabilities	$66,197,000	$52,707,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Lines of Credit and Debt

The Company has five separate lines of credit amounting to $12.4 million, with interest rates ranging from 6.19% to 7.75%, none of which was utilized at December 31, 2006 and 2005. There were no short-term borrowings outstanding at December 31, 2006 and 2005.

Long-term debt consists of the following:

	2006	2005
EUR 30.0 million note payable bearing interest at EURIBOR plus 0.75% (4.37% and 2.40% at December 31, 2006 and 2005, respectively), payments of EUR 5.0 million (approximately $6.6 million at December 31, 2006) due annually through June 2011	$39,591,000	$41,447,000
EUR 5.0 million note payable bearing interest at EURIBOR plus 0.75%, payment of EUR 5.0 million due in June 2008	6,599,000	5,921,000
Note payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in May 2013	300,000,000	—
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in August 2011	150,000,000	150,000,000

Total long-term debt	496,190,000	197,368,000
Less current portion	6,599,000	5,921,000

Long-term portion	$489,591,000	$191,447,000

The loan agreement related to the note payable of EUR 30.0 million contains certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2006 and 2005.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2004, $150.0 million is included in long-term debt for the amount of Notes proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 1.95% and are due in August 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2006 was approximately $200.0 million. The Company has reserved the 11.9 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the offering of $300.0 million of 3.25% senior convertible notes (2006 Notes) due in 2026 through a new unconsolidated subsidiary QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At September 30, 2006, $300.0 million is included in long-term debt for the amount of 2006 Notes

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

proceeds payable to Euro Finance. These long-term notes payable to EUR Finance have an effective interest rate of 4.2% and are due in May 2013. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at December 31, 2006 was approximately $316.5 million. The Company has reserved the 15.0 million shares of common stock for issuance in the event of conversion.

Future principal maturities of long-term debt as of December 31, 2006 are as follows:

Year ending December 31,
2007	$6,599,000
2008	13,197,000
2009	6,599,000
2010	6,599,000
2011	163,196,000
Thereafter	300,000,000

$496,190,000

Interest expense on long-term debt was $10.6 million, $3.8 million and $3.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

17.	Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options granted prior to October 2004 vested over a three-year period. During 2004 and 2005, the Company accelerated the vesting of certain options. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company had approximately 17.7 million shares of common stock reserved and available for issuance under this plan at December 31, 2006.

During the years ended December 31, 2006 and 2005, the Company granted 201,500 and 2.7 million stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2006	2005
Stock price volatility	43%	52%
Risk-free interest rate	4.74%	4.02%
Expected life (in years)	6.00	4.26
Dividend rate	0%	0%
Forfeiture rate	9%	0%

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s employee stock options as of December 31, 2006 and changes during the twelve months then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	13,585,295	$12.743
Granted	201,500	$15.554
Exercised	(1,586,676)	$6.934
Forfeited and cancelled	(483,580)	$16.511

Outstanding at December 31, 2006	11,716,539	$13.427	5.99	$44,268,117

Exercisable at December 31, 2006	11,499,364	$13.395	5.92	$44,166,577

Vested and expected to vest at December 31, 2006	11,684,835	$13.422	.03	$44,261,299

The weighted-average grant-date fair value of options granted during years ended December 31, 2006, 2005 and 2004 was $7.52, $5.82 and $6.82, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006 was $12 million.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006, is approximately $326,000 and $214,000 lower, respectively, than if it had continued to account for share-based compensation under Opinion 25. The Company anticipates that the adoption will have a greater impact in future periods.

The unrecognized share based compensation expense related to employee stock option awards is approximately $701,000 and will be recognized over a weighted average period of approximately 1.7 years.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to equity-based compensation for the years ended December 31, 2005 and 2004.

	2005	2004
Net income, as reported	$62,225,000	$48,705,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(13,835,000)	(12,224,000)

Pro forma net income	$48,390,000	$36,481,000

Earnings per share:
Basic—as reported	$0.42	$0.33
Basic—pro forma	$0.33	$0.25
Diluted—as reported	$0.41	$0.33
Diluted—pro forma	$0.32	$0.25

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS 123(R) requires the cash flows resulting from the tax benefits generated from tax deductions in excess of the compensation costs recognized for those options (excess tax benefits) to be classified as financing cash flows.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2006, 2005 and 2004, options were exercisable with respect to 11.5 million, 13.4 million and 9.5 million common shares at a weighted average price of $13.40, $12.81 and $13.39 per share, respectively. The options outstanding at December 31, 2006 expire in various years through 2016. Information about stock options outstanding at December 31, 2006 is summarized as follows:

Range of Exercise Prices	Weighted Number Outstanding at 12/31/06	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at 12/31/06	Weighted Average Exercise Price
$ 1.060 - $ 6.018	1,751,672	4.92 Years	$5.394	1,751,672	$5.394
$ 6.024 - $ 8.940	1,289,563	4.17 Years	$8.283	1,289,563	$8.283
$ 9.000 - $10.430	1,312,244	6.60 Years	$10.155	1,296,569	$10.159
$10.610 - $11.750	1,233,310	7.96 Years	$11.344	1,233,310	$11.344
$11.850 - $11.985	1,181,469	8.35 Years	$11.968	1,181,469	$11.968
$12.110 - $13.150	1,171,411	7.68 Years	$12.786	1,171,411	$12.786
$13.280 - $15.480	1,473,714	5.89 Years	$14.830	1,423,714	$14.832
$15.810 - $20.563	1,278,561	4.89 Years	$18.885	1,127,061	$19.928
$20.800 - $47.750	994,925	3.80 Years	$33.453	994,925	$33.453
$49.750 - $49.750	29,670	3.58 Years	$49.750	29,670	$49.750

$ 1.060 - $49.750	11,716,539	5.99 Years	$13.427	11,499,364	$13.395

During the fourth quarters of 2005 and 2004, and considering the new accounting implications of SFAS No. 123(R), the Company accelerated the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25, “the 2005 acceleration of vesting did not result in any compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of the Company’s common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, will allow the Company to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, the Company did not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of the Company’s shareholders and the Company as it will reduce reported compensation expense in future periods. The Company has worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123(R). The Company’s aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

18.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2011. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capital lease obligations. Rent expense under operating lease agreements was $9.1 million, $7.5 million and $7.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Minimum future obligations under capital and operating leases at December 31, 2006 are as follows:

	Capital Leases	Operating Leases
2007	$1,488,000	$8,396,000
2008	1,563,000	6,426,000
2009	1,534,000	3,833,000
2010	1,550,000	2,975,000
2011	1,491,000	1,652,000
Thereafter	10,366,000	140,000

	17,992,000	$23,422,000

Less: Amount representing interest	(5,160,000)

	12,832,000
Less: Current portion	(823,000)

Long-term portion	$12,009,000

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20 percent of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $9.3 million and $9.0 million at December 31, 2006 and 2005, respectively. Royalty expense relating to these agreements amounted to $24 million, $21.8 million and $20.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2006, the Company had commitments to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

	Purchase Commitments	Royalty Commitments
2007	$13,810,000	$635,000
2008	9,355,000	413,000
2009	172,000	413,000
2010	172,000	413,000
2011	172,000	413,000
Thereafter	1,438,000	888,000

	$25,119,000	$3,175,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $44.6 million based on the achievement of certain revenue and operating results milestones as follows: $16.9 million in 2007, $6.7 million in 2008, $4.0 million in 2009, and $17.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2006, the commitment under these agreements totaled $17.0 million.

Contingencies

From time to time, the Company may be party to legal proceedings incidental to its business. As of December 31, 2006 and 2005, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2006 and 2005 appropriately reflect the estimated cost of such warranty obligations.

19.	Employee Benefit Plans

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plan was $881,000, $782,000 and $683,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company also has a defined contribution plan which covers certain German executives. The Company makes matching contributions up to an established maximum. In 2006, 2005 and 2004, matching contributions to the plan totaled approximately $295,000, $82,000 and $82,000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately as of December 2006, in compliance with

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Emerging Issues Task Force Issue No. 88-21, “Determination of Vested Benefit Pension Plan” (EITF 88-1). The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.0 million at December 31, 2006 and $1.3 million at December 31, 2005. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000 deferred taxes of $129,000, and an increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

20.	Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in aggregate immaterial except for certain transactions with the joint venture PreAnalytiX, Operon Biotechnologies, Inc., QIAGEN Finance and QIAGEN Euro Finance.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. As of December 31, 2006 and 2005, the Company had accounts receivable from PreAnalytix of $20,000 and $359,000, and accounts payable to PreAnalytix of $219,000 and $960,000, respectively.

In 2004, the Company sold a significant portion of its synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. The Company also has a Manufacturing and Supply Agreement with OBI, wherein QIAGEN granted to OBI an exclusive license to manufacture and supply certain RNA products to the Company. At December 31, 2005, the Company had prepaid amounts of $2.0 million related to orders placed under this agreement. During the years ended December 31, 2006 and 2005, the Company had sales to OBI of $1.1 million and $645,000, respectively. As of December 31, 2006 and 2005, the Company had a loan receivable from OBI of $5.2 million and $6.3 million, accounts receivable from OBI of $236,000 and $35,000, and accounts payable to OBI of $898,000 and $265,000, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 6, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2006 and 2005, the Company had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.9 million and $2.4 million, respectively. As of December 31, 2006, the Company has a loan payable to Euro Finance of $300.0 million amounts due to Euro Finance of $4.7 million and amounts receivable from Euro Finance of $1.9 million.

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. During 2006 and 2005 the Company paid approximately $524,000 and $447,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

21.	Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. In 2006, considering recent acquisitions, the Company revised its segment presentation. The Company’s reportable segments include the Company’s

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

production, manufacturing and sales facilities located throughout the world. In addition, the Company’s Corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	2006	2005	2004
Net Sales
North America	$318,865,000	$285,242,000	$284,393,000
Germany	220,325,000	187,381,000	163,841,000
Switzerland	40,044,000	36,957,000	37,936,000
Asia	49,875,000	35,266,000	41,563,000
Rest of World	109,025,000	88,924,000	74,117,000
Corporate	525,000	985,000	65,000

Subtotal	738,659,000	634,755,000	601,915,000
Intersegment Elimination	(272,881,000)	(236,360,000)	(221,286,000)

Total	$465,778,000	$398,395,000	$380,629,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. During 2006, 2005 and 2004, no single customer represented more than ten percent of consolidated net sales.

	2006	2005	2004
Intersegment Sales
North America	$(115,924,000)	$(103,357,000)	$(103,739,000)
Germany	(129,438,000)	(107,882,000)	(90,220,000)
Switzerland	(26,518,000)	(25,058,000)	(24,592,000)
Asia	(784,000)	—	(2,596,000)
Rest of World	(188,000)	(15,000)	(74,000)
Corporate	(29,000)	(48,000)	(65,000)

Total	$(272,881,000)	$(236,360,000)	$(221,286,000)

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

	2006	2005	2004
Operating Income (Loss)
North America	$31,414,000	$36,095,000	$39,381,000
Germany	53,956,000	43,279,000	28,668,000
Switzerland	(1,558,000)	(305,000)	1,492,000
Asia	8,302,000	7,182,000	8,206,000
Rest of World	15,594,000	14,136,000	10,485,000
Corporate	(6,550,000)	(3,959,000)	(3,455,000)

Subtotal	101,158,000	96,428,000	84,777,000
Intersegment Elimination	(557,000)	(1,591,000)	(637,000)

Total	$100,601,000	$94,837,000	$84,140,000

The Corporate component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents primarily the elimination of intercompany profit.

	2006	2005	2004
Depreciation and Amortization
North America	$10,074,000	$6,538,000	$7,522,000
Germany	14,070,000	13,829,000	11,331,000
Switzerland	1,638,000	1,753,000	1,680,000
Asia	1,626,000	231,000	393,000
Rest of World	1,850,000	1,641,000	1,431,000
Corporate	780,000	963,000	604,000

Total	$30,038,000	$24,955,000	$22,961,000

	2006	2005
Assets
North America	$313,599,000	$296,243,000
Germany	352,173,000	360,803,000
Switzerland	93,134,000	77,916,000
Asia	71,580,000	26,181,000
Rest of World	103,205,000	68,606,000
Corporate	1,360,732,000	254,493,000

Subtotal	2,294,423,000	1,084,242,000
Intersegment Elimination	(1,082,411,000)	(318,944,000)

Total	$1,212,012,000	$765,298,000

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2006 and 2005, for Switzerland, the net investment in equity method investees was $2,623,000 and $883,000, respectively. The Netherlands had a net investment in equity method investees of $963,000 and $677,000 as of December 31, 2006 and 2005, respectively.

	2006	2005	2004
Capital Expenditures
North America	$4,206,000	$3,258,000	$2,592,000
Germany	20,638,000	8,093,000	8,048,000
Switzerland	2,211,000	1,468,000	1,040,000
Asia	804,000	232,000	191,000
Rest of World	1,130,000	671,000	722,000
Corporate	6,000	6,000	28,000

Total	$28,995,000	$13,728,000	$12,621,000

	2006	2005
Long-Lived Assets
North America	$189,680,000	$130,077,000
Germany	245,818,000	201,879,000
Switzerland	9,293,000	8,884,000
Asia	30,627,000	4,434,000
Rest of World	38,843,000	32,111,000
Corporate	12,151,000	11,310,000

Total	$526,412,000	$388,695,000

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Balance at Beginning of Year	Foreign Exchange and Other	Provision Charged to Expense	Write-Offs	Balance at End of Year
Year Ended December 31, 2004:
Allowance for doubtful accounts	$3,046,000	$(144,000)	$128,000	$(383,000)	$2,647,000

Year Ended December 31, 2005:
Allowance for doubtful accounts	$2,647,000	$307,000	$54,000	$(620,000)	$2,388,000

Year Ended December 31, 2006:
Allowance for doubtful accounts	$2,388,000	$1,734,000	$378,000	$(333,000)	$4,167,000

S-1