Form 20-F
period 2007-12-31
QIAGEN NV
filed 2008-03-20
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Roland Sackers, Tel: (240) 686-7700, Fax: (240) 686-7772

QIAGEN N.V., 19300 Germantown Rd. Germantown, Maryland 20874

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class: Common Shares, par value EUR 0.01 per share	Name of each exchange on which registered: NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding Common Shares as of December 31, 2007 was 195,335,076.

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

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☒  Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, inter alia: QIAexpress®, QIAwell®, QIAEX® , QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract® , DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, RNAprotect® and LiquiChip®, LabelStar®, EasyXpress® RNAiFect® BioSprint® ,TISSUERUPTOR® , THE SAMPLE & ASSAY COMPANY® , QIAGEN THE SAMPLE & ASSAY COMPANY®, QIAGEN SAMPLE & ASSAY TECHNOLGIES® , QIACUBE®, QIASYMPHONY®, ARRAY IN A DAY®, DIGENE®, DIGENE design®, DNA WITH PAP®, HC EXPRESSARRAY®, HC2 HIGH-RISK HPV DNA TEST®, HYBRID CAPTURE®, RAPID CAPTURE®, SHARP SIGNAL®, AND VIRATYPE®.

Registered trademarks in countries outside of the United States include: QIABRANE™, ProofTaq™, Easylabel™, Qproteome™, FastLane™, EpiTect™.

In 2007, 23 trademark applications were filed in Germany, Countries of the European Community, Japan, Canada and the United States of America such as QIAPLEX™, STOP RNASE®, TopTaq®, Q-Solution™, HIPERFECT™, GENESOLUTION™, FLEXITUBE™, and ENSEMBLE™. In addition, applications have been filed prior to 2007 in various jurisdictions for CAPTURA HYBRIDA, DNA PAP, and UCM.

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

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 19, 2008, was $1.5642 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetables

Not applicable.

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data at December 31, 2007 and 2006 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003, is derived from audited consolidated financial statements not included herein.

Selected Financial Data

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2007	2006	2005	2004	2003
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$649,774	$465,778	$398,395	$380,629	$351,404
Cost of sales	189,773	139,122	122,755	125,658	118,786
Cost of sales—acquisition and restructuring related	2,839	2,046	439	1,454	3,618
Cost of sales—acquisition related intangible amortization	23,615	6,135	3,319	1,416	1,096

Gross profit	433,547	318,475	271,882	252,101	227,904

Operating Expenses:
Research and development	64,935	41,560	35,780	34,351	31,068
Sales and marketing	164,690	115,942	94,312	87,506	83,005
General and administrative	71,932	48,574	40,123	41,715	41,894
Purchased in-process research and development	25,900	2,200	3,239	—	—
Acquisition, integration and related costs	14,708	6,061	3,213	572	—
Acquisition related intangible amortization	7,711	2,085	378	—	—
Relocation and restructuring costs	538	1,452	—	3,817	3,048

Total operating expenses	350,414	217,874	177,045	167,961	159,015

Income from operations	83,133	100,601	94,837	84,140	68,889

Other income (expense), net	(7,407)	5,467	2,427	(11,453)	(1,634)

Income before provision for income taxes and minority interest	75,726	106,068	97,264	72,687	67,255
Provision for income taxes	25,555	35,529	35,039	23,982	24,405
Minority interest	49	—	—	—	—

Net income	$50,122	$70,539	$62,225	$48,705	$42,850

Basic net income per Common Share(1)	$0.30	$0.47	$0.42	$0.33	$0.29

Diluted net income per Common Share(1)	$0.28	$0.46	$0.41	$0.33	$0.29

Weighted average number of Common Shares used to compute basic net income per Common Share	168,457	149,504	147,837	146,658	145,832
Weighted average number of Common Shares used to compute diluted net income per Common Share	175,959	153,517	150,172	148,519	147,173

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$347,320	$430,357	$191,700	$196,375	$98,993
Working capital	$482,215	$566,660	$278,586	$299,029	$163,583
Total assets	$2,775,174	$1,212,012	$765,298	$714,599	$551,930
Total long-term liabilities, including current portion	$1,220,084	$536,738	$230,086	$234,138	$131,095
Total shareholders’ equity	$1,391,575	$566,165	$450,457	$400,376	$334,786
Common Shares	$2,175	$1,535	$1,513	$1,495	$1,485
Shares outstanding	195,335	150,168	148,456	147,020	146,218

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

Our business has grown rapidly, with total net revenues increasing from $263.8 million in 2001 to $649.8 million in 2007. In 2007, we completed the construction of a new logistics facility in Germany. Additionally, we have made several acquisitions in the last few years, including our acquisition of Digene Corporation in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

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

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, including our acquisition of Digene Corporation in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions, including our acquisition of Digene, expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to implement and maintain uniform standards and effective controls and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in our markets. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	scientists’ opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2007, we owned 109 issued patents in the United States, 70 issued patents in Germany and 434 issued patents in other major industrialized countries. In addition, at December 31, 2007, we had 619 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.

The patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

Although we have the only fully commercialized and FDA-approved test for the detection of the human Papillomavirus (HPV), a significant portion of our HPV-related intellectual property is in the public domain, subject to patents that will begin to expire in the next few years or are not licensed to us on a sole and exclusive basis. As a result, we believe other companies are developing or may develop HPV detection tests in the next few years.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license and as a result we may lose some competitive advantage and experience a loss of revenue.

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

Our concentration of a large amount of revenues in a single product and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

Following our acquisition of Digene Corporation, we believe that revenue from sales of our HPV test product may represent as much as 20% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for substantially all of our revenues for that product. If there is a significant reduction in sales of this product that is not replaced by revenues from new products or customers or an increase in revenues from existing products or customers, then it will have a significant adverse impact on our earnings. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If we fail to diversify our product line and customer base for this product, we may continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also depend on continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV products and our ability to increase sales of HPV products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and, more specifically, of our HPV test products as a primary cervical cancer screening method, in conjunction with Pap tests, independent of Pap tests, and in conjunction with the implementation of HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we frequently need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer awareness marketing programs are used because a well educated female population will work with their health care providers to increase the use of the HPV Test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

Our products for the diagnosis of the presence of chlamydia and gonorrhea compete with other FDA-approved products that detect the presence of such infectious diseases. Our marketing activities focus on providing information regarding the accuracy and objective nature of these diagnostic tests, but such activities are time-consuming and expensive. We believe the best way to increase our revenues from these products is to educate laboratories and physicians about the ability to run such tests from the same patient sample collected for HPV testing. If we are not successful in executing our marketing strategy, we do not expect to significantly grow revenues from these products.

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

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce sales.

Our primary competition stems from traditional methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed, or “home-brew,” molecular tests such as HPV tests. These tests, although not approved by the FDA or similar non-U.S. regulatory authorities, do offer an alternative to our products that could limit the laboratory customer base for our product. The success of our business depends in part on the continued conversion of current users of such traditional methods to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical products and other products competitive with our own. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

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

In recent years, the pharmaceutical and biotech industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We have encountered delays in receipt of some European reimbursement approvals and public health funding, which has impacted our ability to grow revenues in these markets.

Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests such as our HPV test products, that involve new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

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

We depend on suppliers for materials used to manufacture our products and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and our sales levels could be negatively affected.

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

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in numerous countries, including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China and Brazil. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American, European and Japanese subsidiaries.

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

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including risks, arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2007 of approximately $500.0 million, of which $25.0 million will become due in July 2009, $50.0 million will become due in July 2010, $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of December 31, 2007, we also had additional long-term debt obligations of $450 million, of which $150 million becomes due in July 2011 and $300 million becomes due in November 2012. Furthermore, as of December 31, 2007, we have capital lease obligations, including the current portion, of $35.8 million, that expire in various years through 2018. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2007, our consolidated balance sheet reflected approximately $1.1 billion of goodwill and approximately $639.1 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles generally require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings with a correlative effect on partners’ equity and balance sheet leverage, as measured by debt to total capitalization.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors, such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness, among other things, could:

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

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.

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

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

The key products and product candidates we acquired in our acquisition of Digene are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities previously performed by Digene (which are now performed by us), including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. With respect to our HPV test products, Digene was the first company to obtain approval of regulatory applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro-diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may also affect our ability to commercially distribute these products in the United States.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our self, could be adversely affected.

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

Our debt service obligations may adversely affect our cash flow.

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

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business

Our Common Shares may have a volatile public trading price.

The market price of the Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the closing price of our Common Shares has ranged from a high of $23.55 to a low of $11.72 on the NASDAQ, and a high of EUR 16.24 to a low of EUR 9.55 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the Common Shares include:

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

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association as amended on October 11, 2007, our authorized share capital amounts to EUR

9.0 million, divided into 410.0 million Common Shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2007, we had outstanding 195.3 million Common Shares plus 12.9 million additional shares subject to outstanding stock options and awards, of which 11.2 million were vested. A total of approximately 19.9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. The resale of Common Shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.9 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Item 4.    Information on the Company

History and Development of the Company

QIAGEN N.V. is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company. Our legal seat is in Venlo, The Netherlands. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. As a holding company, we conduct our business through our subsidiaries located throughout the world, including subsidiaries in Europe, Japan, Australia, North America and East Asia. Further information about QIAGEN can be found at www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. Our objective is to expand our leadership position in all markets we serve. We have experienced significant growth in the past, with a five year compound annual growth through December 31, 2007 of approximately 17% in net sales and net income, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. Significant events in the development of our business in 2007 include:

•

In April 2007, our subsidiary QIAGEN North American Holdings, Inc. signed a definitive merger agreement with eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. The acquisition was completed in July 2007 for approximately $30.3 million including cash and equity.

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North

American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. In the aggregate, net of cash acquired, the consideration totaled approximately $1.5 billion including cash and equity. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In December 2007, we entered into a joint venture with BioOne* Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed.

•

In 2008, we were awarded an exclusive contract by the Singapore Ministry of Health to supply sample preparation solutions and molecular tests for the specific detection of Influenza H5N1 viruses (avian flu virus). The contract with the Singapore Ministry of Health is the latest supply agreement of QIAGEN with public and private institutions engaged in H5N1 surveillance. More than 80 institutes worldwide involved in the surveillance of avian flu infection use procedures and reagents developed and offered by QIAGEN.

•

Also in 2008, we introduced the QIAsymphony SP, the first system of a novel modular processing platform, which can be integrated to automate entire workflows—from sample to result. The QIAsymphony offers the highest flexibility, convenience and safety for a broad range of sample and assay applications.

Business Overview

Description of Our Business

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to collect, stabilize, isolate and purify deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). They ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of reagents and testing solutions.

Our assay technologies include reagents which enable the detection of such purified target analytes. We also provide closed assays, which have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV or herpes. QIAGEN holds a unique leadership position in HPV-testing, one of the largest and most rapidly expanding market segments in both women’s health testing and molecular diagnostics. The Company provides the only FDA approved and CE marked test which screens for the presence of high-risk HPV viruses that cause cervical cancer. QIAGEN plans to market the test worldwide through its dedicated sales force and to offer accompanying tests for Gonorrhea, Chlamydia, and other pathogens, which are expected to form the core of our new women’s health products portfolio.

Our Products

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•	Consumables:

Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which account for about 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid DNA purification; DNA testing for HPV, RNA stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. In 2007, we acquired Digene Corporation and began offering the HC2 HPV Test, a signal amplified test for the Human Papillomavirus for use in cervical cancer screening programs. The majority of assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU.

•	Instrumentation:

Our automated systems perform automated nucleic acid preparation of the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments to our OEM partners. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

•	Other:

A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

In 2007, we launched 72 new products, including sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as platform solutions such as the very successful QIAcube.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies”, we can invest more in research and development than we believe is typical in our industry. Over 460 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Rapid, proven innovation cycles promise fast introductions of new technologies which meet the needs of today’s labs. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2007, 2006 and 2005 were approximately $64.9 million, $41.6 million, and $35.8 million, respectively. We have fast, proven innovation cycles, with four percent of 2007 revenue growth stemming from new products launched in 2007. Our comprehensive intellectual property portfolio spans over 630 granted patents and more than 600 pending applications.

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

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 900 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using hybrid capture 2, or HC2, technology. Additionally, we have implemented direct-to-consumer (DTC) advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HC2 HPV Test. We plan to continue the DTC campaign during 2008.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and online ordering system, various support tools and resources. Some information is available on our website in French and German to support these local markets. We also have a Japanese language site (www.qiagen.co.jp). The information contained in, or that can be accessed through, our website is not part of this Annual Report.

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing, and applied testing, such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

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

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone initial test, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open platforms, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed platforms, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all of our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. See Note 19 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales	2007	2006	2005
North America*	$465,878,000	$318,865,000	$285,242,000
Germany*	270,173,000	220,325,000	187,381,000
Switzerland*	56,615,000	40,044,000	36,957,000
Asia*	71,168,000	49,875,000	35,266,000
Rest of World*	148,082,000	109,025,000	88,924,000
Corporate*	350,000	525,000	985,000

Subtotal	1,012,266,000	738,659,000	634,755,000
Intersegment Elimination+	(362,492,000)	(272,881,000)	(236,360,000)

Total	$649,774,000	$465,778,000	$398,395,000

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We have made and may continue to make investments in intellectual property. In the years ended December 31, 2007, 2006 and 2005, our purchases of intangible assets have totaled approximately $24.1 million, $6.4 million, and $15.3 million, respectively. We do not depend solely on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license.

Therefore, we consider the protection of our proprietary technologies and products as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 109 issued patents in the United States, 70 issued patents in Germany and 434 issued patents in other major industrialized countries, and have 619 pending patent applications. Worldwide, we own 613 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

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

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in our acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with many manufacturers from pharma and diagnostics, including Roche Diagnostics, Abbott Laboratories and Siemens.

Competition

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies, such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include: Promega Corp., Invitrogen Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp for assay solutions; Invitrogen Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

We also face competition from well established diagnostic technologies, such as cytology and, particularly in Europe, from emerging alternative HPV testing approaches, such as research-based PCR, other indicators of disease and other “home brew” testing methods developed by laboratories. With the increasing acceptance of the importance of HPV testing, we expect such competition will intensify. Our competitors include molecular diagnostic companies, such as Roche Diagnostics, Third Wave Technologies, Inc. and Gen-Probe, Inc., which are developing or marketing HPV products that have not been approved by the FDA, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging).

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability; ease of use; standardization; cost; proprietary position; the competitor’s share of the existing market; access to distribution channels; regulatory approvals; and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage because our HPV test products are FDA-approved for two indications and because, as clinical studies have shown, our HPV test products, used in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities due to high clinical sensitivity and high negative predictive value.

Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels, and to guard against normal volatility in availability.

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

International sales of in vitro diagnostic (IVD) medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

The Food and Drug Administration is responsible for the safety of food, drug, medical device, biological, animal feed and drugs, cosmetic, and radiation-emitting products sold in the United States. QIAGEN products sold to U.S. clinical labs are IVD medical devices subject to varying levels of FDA regulation based on their potential public health risk. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the related regulations, the FDA regulates product development, product testing, product labeling, product storage, pre-market clearance or approval, manufacturing, advertising, promotion, product sales and distribution of medical devices.

In the United States, IVD products are classified into 3 classes based on their potential health risk. Low risk products (e.g. QIAamp sample extraction products) are Class I. Typically exempt from FDA premarket submission requirements, manufacturers must document manufacturing/quality control procedures and testing data supporting product performance claims. Automated Class I products (e.g., BioRobot MDx DSP, EZ1 and BioRobot DSP) marketed to clinical labs also require design control documentation.

Moderate risk products (e.g., hybrid capture Chlamydia and Gonnorhea tests, PreAnalytix PaxGene Blood RNA Kit) are Class II, and most require FDA review of a premarket notification, or 510(k), submission prior to sale in the US. The intended use and technology principle must be substantially equivalent to another legally marketed U.S. product. Internal analytical and external clinical data supporting product performance claims are included in the submission. After a 90 day review, FDA may issue a 510(k) clearance letter stating that the product is substantially equivalent to another and the product can now be sold in the US. On average, two 90 day FDA review cycles are typically required after submission to obtain market clearance of a new Class II IVD product.

High risk products, such as our HC2 HPV test are Class III, and require FDA approval prior to product sale. The premarket approval application (PMA) includes analytical and external clinical data to prove product safety and effectiveness. PMA submissions also include the product handbook and description of manufacturing/quality control procedures. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

For Class I and II products, FDA may review manufacturing information during regular GMP audits of the manufacturing site. For Class III products, FDA conducts mandatory Quality System/Good Clinical Practice audits of the manufacturing and external clinical data collection sites during its 180 day review.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances and/or approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device that we manufacture or distribute.

The FDA enforces regulations prohibiting the promotion of devices for unapproved (or “off label”) uses and the promotion of devices for which pre-market clearance or approval has not been obtained. Any failure by us to comply with these requirements can result in regulatory enforcement action by the FDA and possible limitations on the promotion and/or sale of our products.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to our future success. In addition to seeking regulatory authorizations for our own products, we work with other companies to seek regulatory approval for use of their specimen collection products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product approvals by the FDA and foreign government authorities may be unpredictable and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or a failure to receive, such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

QIAGEN N.V. is the holding for more than 40 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germany, the United States and China. Our instrument production facility is located in Switzerland. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Our production management personnel are highly qualified and many have engineering degrees. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, we use SAP software to integrate our material operating subsidiaries. Capital expenditures for property, plant and equipment totaled $34.5 million, $29.0 million and $13.7 million for the years ended December 31, 2007, 2006 and 2005.

We have established a quality program, including standard manufacturing and documentation procedures, intended to ensure that products are manufactured and tested in accordance with the FDA’s Quality System Regulations, which imposes current Good Manufacturing Practice (GMP) requirements. For GMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with GMP requirements.

The consumable products manufactured at QIAGEN GmbH and QIAGEN Hamburg GmbH, both in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive

98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high quality, state-of-the-art sample and assay technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany currently occupy a total of approximately 509,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land. During 2005, we purchased our leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden. Construction on the new facility began in August 2006 and was completed in 2007. The new logistics center comprises approximately 61,000 square feet and cost approximately EUR 9.0 million (approximately $13.1 million). In 2008, we may make further investments in the logistics center of up to an additional EUR 1.0 million.

Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 24-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. There is room for future expansion of up to 400,000 square feet of additional facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 140,000 square feet for manufacturing, warehousing, distribution and research operations. We are currently contemplating an expansion of our Germantown facility which would expand our warehousing and distribution center by approximately 32,500 square feet. We are still in the planning stage and construction could potentially begin in 2008 with completion in 2009. This new construction would be financed either through working capital or new borrowings.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

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

Item 5.    Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” above, and “Forward-looking and Cautionary Statements” below.

Forward—looking and Cautionary Statements

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Form 20-F.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas, such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers. We employ more than 2,600 people in over 20 locations worldwide.

Since 2002, we have had a compound annual growth rate of approximately 17% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

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

•

During the first quarter of 2006, we completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer, and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will support QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. We also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, which we acquired in 2005, in Italy.

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

•

During the second quarter of 2005, we completed the acquisition of two companies. We acquired artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, which is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. We also acquired Nextal Biotechnology, Inc. (Nextal), which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

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

During 2005, we purchased the previously leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden, Germany. Construction on the new facility began in August 2006 and was completed in 2007.

In 2006, we closed our facilities in Oslo, Norway and Fremont, California, and commenced the relocation and closure of a facility in Canada. In 2007 we started the closure of a facility in Huntsville, Alabama.

In 2007, on a consolidated basis, operating income decreased to $83.1 million compared to the operating income of $100.6 million in 2006. Our financial results include the contributions of our recent acquisitions, primarily Digene Corporation, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of certain of our facilities formerly located in Norway and North America. Our operating income was also impacted by growth in consumables and instrument product sales, both of which experienced growth of 40% during 2007.

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

The following table sets forth operating income by segment for the years ended December 31, 2007, 2006 and 2005. Further segment information can be found in Note 19 in the accompanying financial statements.

Operating Income (Loss)	2007	2006	2005
North America	$14,605,000	$31,414,000	$36,095,000
Germany	63,769,000	53,956,000	43,279,000
Switzerland	(391,000)	(1,558,000)	(305,000)
Asia	5,941,000	8,302,000	7,182,000
Rest of World	21,922,000	15,594,000	14,136,000
Corporate	(20,051,000)	(6,550,000)	(3,959,000)

Subtotal	85,795,000	101,158,000	96,428,000
Intersegment Elimination	(2,662,000)	(557,000)	(1,591,000)

Total	$83,133,000	$100,601,000	$94,837,000

In 2007, operating income in North America decreased compared to 2006. The United States experienced an increase in sales, however, operating expenses in the United States were also higher as a result of our recent acquisitions, in particular the third quarter 2007 acquisition of Digene, as well as integration and relocation efforts. In addition, $25.9 million of purchased in-process research and development was expensed in 2007 in connection with our acquisitions. Further discussion of purchased in-process research and development can be found in Note 4 in the accompanying financial statements.

In Germany, operating income was higher in 2007 primarily due to an increase in sales partially offset by an increase in research and development expense as a result of intercompany transfers of technology and license agreements.

In Switzerland, the decrease in operating loss in 2007 compared to 2006 was primarily due to an increase in instrumentation sales as well as a decrease in research and development expense as a result of intercompany transfers of technology and license agreements.

The net decrease in operating income in our Asia segment is primarily due to decreases in operating income from our Japanese subsidiary which, during 2007, experienced lower gross margins as compared to 2006 as a result of intercompany transfer prices, partially offset by results in China and our new expansions in Korea and Singapore.

The operating income increase in our Rest of World segment is primarily due to increased sales in 2007 as compared to 2006 as resulting from acquisitions and organic growth.

Fiscal Year Ended December 31, 2007 compared to 2006

Net Sales

In 2007, net sales increased 40% to $649.8 million compared to $465.8 million in 2006. In 2007 compared to 2006, net sales in Germany increased 19%, net sales in Asia increased 41%, primarily driven by Singapore, China, and Korea, net sales in North America increased 53%, primarily due to the acquisition of Digene, and net sales in Rest of World increased 35%. The increase in sales in each of these regions was the result of an increase in our consumable and instrumentation products, which both experienced overall growth rates of 40% in 2007 as compared to 2006. The increase in consumable sales includes organic growth (12%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (6%). During 2007, sales from our instrumentation products increased primarily due to the launch of our new QIAcube system. Sales of our other offerings, primarily services, which represented 1% of our 2007 net sales, increased 30% in 2007 as compared to 2006.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2007, we introduced 72 new products, including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as innovative platform solutions such as the QIAcube.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2007 as compared to 2006, using the 2006 foreign exchange rates for both periods, net sales would have increased approximately 34% as compared to the reported increase of 40%.

Gross Profit

Gross profit was $433.5 million, or 67% of net sales, in the year ended December 31, 2007 as compared to $318.5 million, or 68% of net sales, in 2006. The absolute dollar increase in 2007 compared to 2006 is attributable to the increase in net sales. The gross margin of 67% in 2007 as compared to the gross margin of 68% in 2006 reflects the impact of an increase in acquisition related costs and instrumentation sales, partially offset by the increase in consumable product sales.

During 2007, a total of $2.8 million was expensed to acquisition-related costs within cost of sales. Included within this amount is approximately $300,000 of inventory which has been written off as a result of the acquisitions as well as $2.5 million related to the write-up of acquired inventory to fair market value as a result of a business combination. In accordance with purchase accounting rules, acquired inventory was recorded at fair market value and subsequently expensed as the inventory was sold.

In connection with our 2006 acquisitions, during the year ended December 31, 2006, we recorded a charge of $2.0 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies.

Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition related intangibles within cost of sales increased to $23.6 million in 2007 as compared to $6.1 million in 2006. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition related intangible amortization will continue to increase as a result of our acquisitions.

We experienced increased instrument sales in 2007, including sales of our new QIAcube instrument which began shipping in April 2007. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During both 2007 and 2006, instrumentation sales represented approximately 10% of our total sales.

Our consumable sales in 2007 represent approximately 90% of our total sales and increased 40% over sales in 2006. In 2007, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

Research and Development

Research and development expenses increased 56% to $64.9 million (10% of net sales) in 2007 compared to $41.6 million (9% of net sales) in the same period of 2006. Using identical foreign exchange rates for both years, research and development expenses increased approximately 47%. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 42% to $164.7 million (25% of net sales) in 2007 from $115.9 million (25% of net sales) in 2006. Using identical foreign exchange rates for both years, sales and marketing expenses increased 37%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2007 as compared to 2006 is primarily due to our third quarter acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 48% to $71.9 million (11% of net sales) in 2007 from $48.6 million (10% of net sales) in 2006. Using identical foreign exchange rates for both years, general and administrative expenses increased approximately 42%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth. The increase in general and administrative expenses in 2007 is primarily the result of expenses related to our newly acquired subsidiaries in North America, Digene and eGene. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Purchased In-Process Research and Development

In connection with our acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development. This amount represents $900,000 related to the acquisition of eGene. and $25.0 million related to the acquisition of Digene Corporation and represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Acquisition, Integration and Related Costs

During 2007, we recorded costs of $14.7 million, related to the integration of recently acquired subsidiaries in North America and Asia. These expenses relate primarily to the severance and other costs associated with the integrations. During 2007, a total of $2.8 million was expensed to acquisition-related costs within cost of sales. As we further integrate the acquired companies, we expect to continue to incur acquisition, integration and related costs in 2008.

Costs related to acquisition and integration activities during 2006 totaled $6.1 million, including $1.0 million in severance and employee -related costs, $2.5 million of costs related to acquisition integrations and $2.6 million for the impairment of assets.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2007, the amortization expense on acquisition-related intangibles within operating expense increased to $7.7 million compared to $2.1 million in 2006. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Relocation and Restructuring Costs

Relocation and restructuring costs recorded in 2007 and 2006 are related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. The restructuring was completed in 2007 at total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In 2007, we commenced the restructuring of the Huntsville, Alabama facility. The restructuring is expected to be completed during 2008 at an estimated cost of $400,000.

Other Income (Expense)

Other expense was $7.4 million in 2007 compared to other income of $5.5 million in 2006. This increase in expense was mainly due to higher interest expense.

For the year ended December 31, 2007, interest income increased to $19.5 million from $16.4 million in 2006. The increase in interest income was primarily the result of an increase in interest rates. At December 31, 2007, we had $347.3 million in cash and cash equivalents compared to $430.4 million at December 31, 2006. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Interest expense increased to $31.5 million in 2007 compared to $11.9 million in 2006. Interest costs relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2007 as compared to 2006 is primarily due to the interest expense on the new term loan obtained in July 2007.

In 2007, research and development grant income from European, as well as German, state and federal government grants increased to $1.8 million from $795,000 in 2006. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a gain from foreign currency transactions of $2.0 million in 2007 as compared to a loss of $660,000 in 2006. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies. See “Currency Fluctuations”.

In 2007, we recorded a net gain from equity method investees of $1.6 million compared to $1.3 million in 2006. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. During 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2007 and 2006, our effective tax rate was 34%. The effective tax rates during 2007 and 2006 are impacted as a result of non-recurring acquisition related charges which were recorded without any related tax benefit. Further, effective January 1, 2007, The Netherlands corporate tax rate decreased to 25.5% from 29.6%. In addition, our newer subsidiaries in Asia, including Singapore and Korea which joined the consolidated group in the later half of 2006, have lower tax rates of 18% and 27%, respectively. Thus, in 2007, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006. In addition, due to the expiration of the statute of limitations, $2.2 million of tax benefits have been recognized during 2007. In future periods, we expect that the adoption of FIN 48 may result in greater volatility in the effective tax rate. In 2008, the German tax rate decreased to 30% from 39% which will positively impact our 2008 consolidated effective tax rate.

Fiscal Year Ended December 31, 2006 compared to 2005

Net Sales

In 2006, net sales increased 17% to $465.8 million from $398.4 million in 2005. In 2006, net sales in North America increased 12%, net sales in Europe increased 17% and net sales in Asia increased 41%, primarily driven by China. The increase in net sales was primarily the result of an increase in our consumables products sales which experienced a growth rate of 17% in 2006 as compared to 2005. The increase in consumable sales included organic growth and sales from our recently acquired businesses. During 2006, sales from our instrumentation products increased 19% compared to 2005. Sales of our other offerings, primarily services, which represented 1% of our 2006 net sales, decreased 16% in 2006 as compared to 2005.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2006, we introduced more than 67 new products, including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, and molecular diagnostics.

A significant portion of our revenues is denominated in euros. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2006, using identical foreign exchange rates for both years, net sales would have increased approximately 17% as compared to the reported increase of 17% for the year ended December 31, 2006.

Gross Profit

Gross profit was $318.5 million or 68% of net sales, in the year ended December 31, 2006 as compared to $271.9 million or 68% of net sales in 2005. The absolute dollar increase in 2006 compared to 2005 is attributable to the increase in net sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. During both 2006 and 2005, instrumentation sales represented approximately 10% of our total sales. In connection with our acquisitions in 2006 and 2005, we expensed $2.0 million and $439,000, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition related intangibles within cost of sales increased to $6.1 million in 2006 as compared to $3.3 million in 2005. The increase in amortization expense is the result of an increase in intangibles acquired in recent business combinations.

Research and Development

Research and development expenses increased 16% to $41.6 million (9% of net sales) in 2006 compared with $35.8 million (9% of net sales) in 2005. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 15%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and 5-Prime, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our assays and look to expand our sample and assay technology portfolio for research in applied testing and molecular diagnostics. We intend to significantly invest in clinical trials for a number of molecular diagnostic products with the goal of adding more regulated products to our portfolio. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 23% to $115.9 million (25% of net sales) in 2006 from $94.3 million (24% of net sales) in 2005. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 22%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2006 includes expenses related to creating separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics, as well as to sales organizations in our newly acquired or established subsidiaries. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

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

Acquisition, Integration and Related Costs

In connection with our acquisitions, we recorded charges in 2006 related to acquisition and integration activities totaling $6.1 million which included $1.0 million in severance and employee-related costs, $2.5 million of costs related to acquisition integrations and $2.6 million for the impairment of assets.

In connection with our acquisitions, we recorded charges in 2005 related to acquisition and integration activities totaling $3.2 million, including $2.1 million related to the impairment of fixed and other assets as a result of acquisitions.

Acquisition-Related Intangible Amortization

Acquisition related intangible amortization relates to intangible assets acquired in our business acquisitions. During 2006, the amortization expense on acquisition related intangibles increased to $2.1 million from $378,000 in 2005. The increase in expense is the result of an increase in the amount of intangibles acquired in our recent business acquisitions. During 2006, we completed seven acquisitions which have increased our intangible assets subject to amortization. We therefore expect that our acquisition related intangible amortization will increase as a result of the recent acquisitions, as well as any future acquisitions.

Relocation and Restructure Costs

Relocation and restructuring costs recorded in 2006 are related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. Restructuring charges related to the 2006 closures and relocations totaled approximately $2.0 million, of which $1.5 million has been recorded as of December 31, 2006. These costs consisted primarily of relocation and severance costs of $669,000, lease and facility costs of $181,000 and other costs of $601,000.

Other Income (Expense)

Other income was $5.5 million in 2006 compared to other expense of $2.4 million in 2005. This increase in income was mainly due to higher interest income and gain from equity method investees, partially offset by higher interest expense, lower research and development grant income and a lower loss on foreign currency transactions.

For the year ended December 31, 2006, interest income increased to $16.4 million from $7.6 million in 2005. Interest income is derived mainly from interest bearing cash accounts and investments. The increase in interest income in 2006 over 2005 was primarily the result of an increase in amounts invested during the year along with an increase in interest rates. At December 31, 2006, we had $430.4 million in cash and cash equivalents compared to $191.7 million at December 31, 2005. As of December 31, 2006, we had $52.8 million invested in marketable securities, compared to $15.0 million in auction rate securities at December 31, 2005.

Interest expense increased to $11.9 million in 2006 compared to $5.9 million in 2005. Interest costs relate primarily to our long-term borrowings from QIAGEN Finance and Euro Finance.

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

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2007, 2006 and 2005 was $2.0 million, ($660,000), and ($157,000), respectively, and is included in other income (expense), net.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2007 and 2006, we had cash and cash equivalents of $347.3 million and $430.4 million, respectively, and investments in current marketable securities of $2.3 million and $52.8 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2007, cash and cash equivalents had decreased by $83.0 million over December 31, 2006 primarily due to cash provided by operating activities of $84.8 million and financing activities of $494.1 million, offset by cash used in investing activities of $659.7 million. As of December 31, 2007 and 2006, we had working capital of $482.2 million and $566.7 million, respectively.

Operating Activities.    For the years ended December 31, 2007 and 2006, we generated net cash from operating activities of $84.8 million and $101.5 million, respectively. Cash provided by operating activities decreased in 2007 compared to 2006 primarily due to decreases in net income, accrued liabilities and an increase in accounts receivable. The decrease in net income is primarily due to $25.9 million in purchased in-process research and development and increased amortization on purchased intangible assets as a result of our 2007 acquisitions. The decrease in accrued liabilities in 2007 primarily reflects payment of liabilities assumed in connection with the acquisitions, while the increase in accounts receivable reflects our increasing sales. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $659.7 million of cash was used in investing activities during 2007, compared to $165.5 million during 2006. Investing activities during 2007 consisted principally of cash paid for the acquisitions of Digene and eGene, during the third quarter of 2007 along with purchases of property and equipment, partially offset by proceeds from the sale and purchases of marketable securities. In addition, during 2007 we invested in a joint venture with BioOne*Capital in Singapore to establish Dx Assay Pte Ltd for the development of infectious and genetic disease assays.

In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility opened during 2007, and consists of approximately 61,000 square feet and cost approximately EUR 9.0 million. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $27.1 million based on the achievement of certain revenue and operating results milestones as follows: $10.1 million in 2008, $4.0 million in 2009, and $12.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities.    Financing activities provided $494.1 million in cash for the year ended December 31, 2007, compared to $303.2 million for 2006. Cash provided during the year was primarily due to proceeds from debt and the issuance of Common Shares in connection with our employee stock plans, tax benefits from stock-based compensation and proceeds received in connection with agreements to issue shares to QIAGEN Finance and Euro Finance partially offset by the repayment of debt and capital lease payments.

We have credit lines totaling $165.3 million at variable interest rates, $4,000 of which was utilized as of December 31, 2007. We also have capital lease obligations, including interest, in the amount of $35.8 million, and carry $950.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders have agreed to make available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement. The $150 million credit facility will also expire in five years from the date of the agreement. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes.

We have notes payable which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At December 31, 2007, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our Common Shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into shares of our common stock at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

At December 31, 2006, we had a note payable of EUR 30.0 million which bore interest at a variable interest rate of EURIBOR plus 0.75%, and was due in annual payments of EUR 5.0 million through June 2011, and a note payable of EUR 5.0 million which was due in June 2008. These notes were repaid in July 2007. In connection with the first quarter 2006 acquisition of PG Biotech, we acquired approximately $3.1 million in short-term debt. The debt was due and paid in April 2006.

We expect that cash from financing activities will continue to be impacted by issuances of Common Shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Contractual Obligations

As of December 31, 2007, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$950,000	$—	$25,000	$50,000	$225,000	$650,000	$—
Capital lease obligations	47,780	4,952	4,952	4,953	4,985	5,055	22,883
Operating leases	26,501	8,940	5,872	4,116	2,845	1,584	3,144
Purchase obligations	34,089	26,366	5,751	190	190	190	1,402
License and royalty payments	11,776	4,368	4,451	1,046	611	458	842
Other (1)	10,949	8,790	2,150	9	—	—	—

Total contractual cash obligations	$1,081,095	$53,416	$48,176	$60,314	$233,631	$657,287	$28,271

(1)	Includes amounts due under acquisition-related severance and retention arrangements.

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $27.1 million based on revenue and other milestones in 2008 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $11.3 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

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

At December 31, 2007, goodwill and intangible assets totaled $1.1 billion and $639.1 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
North America	$998,168,000	$537,260,000
Germany	60,488,000	80,803,000
Switzerland	—	44,000
Asia	15,016,000	11,358,000
Rest of World	34,210,000	6,689,000
Corporate	—	2,953,000

Total	$1,107,882,000	$639,107,000

In the fourth quarter of 2007, we performed our annual impairment assessment of goodwill (using data as of October 1, 2007) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2007.

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

Purchase Price Allocation.    The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

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

Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Consolidated Financial Statements included in Item 18.

Item 6.    Directors, Senior Management and Employees

Managing Directors and Supervisory Board Members are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Our Supervisory Directors and Managing Directors, and their ages as of January 25, 2008, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	42	Managing Director, Chief Executive Officer
Roland Sackers	39	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	47	Managing Director, Senior Vice President, Research and Development
Bernd Uder	50	Managing Director, Senior Vice President, Global Sales

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	66	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Metin Colpan	52	Supervisory Director
Erik Hornnaess	70	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee
Dr. Werner Brandt	54	Supervisory Director and Chairman of the Audit Committee
Heino von Prondzynski	58	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 42, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Supervisory Director, Vice Chairman and Audit Committee Chairman of Evotec AG and acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004, and also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 39, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2008, Mr. Sackers has served as QIAGEN’s representative observer of the board of Eurofins Genomics BV.

Dr. Joachim Schorr, 47, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 50, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner, 66, is a co-founder of the Company. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne, Neuraxo GmbH, Düsseldorf and Direvo AG, Köln. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

Dr. Metin Colpan, 52, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 70, has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. He was appointed Deputy Chairman of the Supervisory

Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 67, has been a member of the Supervisory Board since 2000. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Dr. Werner Brandt, 54, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany and SAP Systems Integration AG, Dresden, Germany.

Heino von Prondzynski, 58, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche (SWX: RO) where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of BBMedtech, Koninklijke Philips Electronics NV and Epigenomics.

Professor Dr. jur. Carsten P. Claussen, 80, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by our directors and officers in 2007. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2007 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2007	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,059,000	$437,000	$11,000	$1,507,000
Roland Sackers	$452,000	$162,000	$53,000	$667,000
Dr. Joachim Schorr	$291,000	$122,000	$27,000	$440,000
Bernd Uder	$311,000	$121,000	$20,000	$452,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2007 for the officer.

Year ended December 31, 2007	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$80,000	114,551	318,175
Roland Sackers	$72,000	35,019	97,285
Dr. Joachim Schorr	$25,000	17,049	47,355
Bernd Uder	$47,000	17,276	47,986

The Supervisory Board compensation for 2007 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board $15,000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board $10,000

•	Vice Chairman of the Supervisory Board $5,000

•	Fee payable to each member of a committee $2,500

•	Additional fee payable to a Chairman of a Committee $5,000

Members of the Supervisory Board also receive $1,000 for attending the Annual General Meeting and $1,000 for attending each meeting of the Supervisory Board (not to exceed $5,000 in the aggregate). Members of the Audit Committee receive $1,000 for attending each meeting of the Audit Committee (not to exceed $5,000 in the aggregate).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $471,000 to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$15,000	$15,000	$6,000	$2,500	$7,300	$45,800
Dr. Heinrich Hornef (1)	$7,500	$5,000	$6,000	$2,500	$3,700	$24,700
Dr. Metin Colpan	$15,000	—	$5,000	—	$7,300	$27,300
Dr. Franz A. Wirtz (1)	$7,500	$2,500	$4,500	$2,500	$3,700	$20,700
Erik Hornnaess	$15,000	$5,000	$10,000	$6,250	$7,300	$43,550
Prof. Dr. Manfred Karobath	$15,000	—	$5,000	$2,500	$7,300	$29,800
Dr. Werner Brandt (1)	$7,500	$2,500	$6,500	$1,250	$3,700	$21,450
Heino von Prondzynski (1)	$7,500	—	$4,500	$1,250	$3,700	$16,950

(1)	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to seek another term as Supervisory Board members in 2007. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Drs. Hornef and Wirtz on the Supervisory Board following our 2007 Annual General Meeting of Shareholders.

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,942	5,387
Dr. Heinrich Hornef	—	6,734
Dr. Metin Colpan	1,942	5,387
Dr. Franz A. Wirtz	—	6,734
Erik Hornnaess	1,942	5,387
Prof. Dr. Manfred Karobath	1,942	5,387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

The following table sets forth the vested and unvested options of our officers and directors as of January 25, 2008:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,359,876	114,551	5/2009 to 2/2017	$4.590 to $20.563	318,175
Roland Sackers	347,598	23,346	9/2009 to 2/2017	$10.610 to $20.563	97,285
Dr. Joachim Schorr	201,444	17,049	10/2011 to 2/2017	$8.940 to $17.900	47,355
Bernd Uder	120,000	17,276	3/2011 to 2/2017	$11.985 to $20.563	47,986
Prof. Dr. Detlev H. Riesner	90,667	1,942	1/2010 to 4/2017	$6.018 to $20.563	5,387
Dr. Metin Colpan	976,150	1,942	5/2009 to 4/2017	$6.018 to $20.563	5,387
Erik Hornnaess	112,000	1,942	1/2009 to 4/2017	$6.018 to $20.563	5,387
Prof. Dr. Manfred Karobath	90,000	1,942	1/2010 to 4/2017	$6.018 to $20.563	5,387

During 2005 and 2004, certain stock options were accelerated as discussed further below under “Stock Plan.”

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered to be independent due to his former position as our Chief Executive Officer and member of our Managing Board. In addition, Mr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondynzski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible to review major financial risk exposures, pre-approve related-party transactions, and review any legal matter that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Employees

As of December 31, 2007, we employed 2,662 individuals, 17% of whom worked in research and development, 35% in sales, 24% in production/logistics, 9% in marketing and 15% in administration. In July 2007 we acquired Digene and approximately 500 employees as a result.

Country	Research and Development	Sales	Production	Marketing	Administration	Total
North America	108	333	263	91	128	923
Europe	334	338	314	116	206	1,308
Asia	19	227	64	14	50	374
Rest of World	0	27	9	8	13	57
12/31/2007	461	925	650	229	397	2,662

At December 31, 2006 and 2005, we employed 1,954 and 1,589 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

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

Share Ownership

The following table sets forth certain information as of January 25, 2008 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1)		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	*
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,952,068	(7)	1.00%
Dr. Metin Colpan, Germany	6,342,025	(8)	3.25%
Erik Hornnaess, Spain	10,000	(9)	*
Professor Dr. Manfred Karobath, UK	0	(10)	*
Dr. Werner Brandt, Germany	800		*
Heino von Prondzynski	—		*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of January 25, 2008.
(1)	The number of Common Shares issued and outstanding as of January 25, 2008 was 195,496,779. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 25, 2008. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)	Does not include 2,398,059 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $20.563 per share. Options expire in increments during the period between May 2009 and February 2017.
(4)	Does not include 347,598 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $10.610 to $20.563 per share. Options expire in increments during the period between September 2009 and February 2017.
(5)	Does not include 207,127 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.940 to $17.900 per share. Options expire in increments during the period between October 2011 and February 2017.
(6)	Does not include 125,758 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $20.563 per share. Options expire in increments during the period between March 2011 and February 2017.
(7)	Does not include 90,667 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2017. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,952,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 976,150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between May 2009 and April 2017. Includes 5,088,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330,566 Common Shares through Thomé Asset Management & Controlling.

(9)	Does not include 112,000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2009 and April 2017.
(10)	Does not include 90,000 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and April 2017.

Stock Plan

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

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

The following table sets forth the total amount of options to purchase Common Shares outstanding under the Plan, the range of expiration dates of such options and the prices (in U.S. dollars) at which such options may be exercised, as of January 25, 2008. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value.

	Outstanding Options	Expiration Dates	Exercise Price of Shares
2005 Plan	11,245,361	2/2008 to 12/2017	$1.85 to $49.75

During the fourth quarters of 2005 and 2004 and considering the new accounting implications of SFAS No. 123(R), our Supervisory Board approved the acceleration of the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25,” the 2005 acceleration of vesting did not result in compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of our Common Shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, allowed us to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, we did not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and QIAGEN as it will reduce reported compensation expense in future periods. We have worked with equity-based compensation plan experts to evaluate our stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123(R). Our aim is to implement an equity-based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain of these options will be accelerated in the event of a Change of Control, as discussed above. As of January 25, 2008, options to purchase 4.5 million Common Shares were held by the officers and directors of QIAGEN, as a group.

Exemptions from Certain NASDAQ Corporate Governance Rules

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

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

Item 7.    Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2007, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	28,386,926	(2)	14.53%

(1)	The percentage ownership was calculated based on 195,335,076 Common Shares issued and outstanding as of December 31, 2007.
(2)	Of the 28,386,926 shares attributed to FMR LLC, it has sole voting power over 7,774,971 shares and sole dispositive power over all 28,386,926 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 15, 2007, which reported ownership as of December 31, 2007. FMR Corp. reported that it beneficially owned 18,425,233 shares representing 12.27% of the total Common Shares issued and outstanding at December 31, 2006 and 19,391,037 shares representing 13.06% of the total Common Shares issued and outstanding at December 31, 2005.

Our common stock is traded on the NASDAQ National Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 25, 2008, the officers and directors of QIAGEN as a group beneficially owned 9,786,957 Common Shares or 5.01% of the then outstanding Common Shares.

Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. As of December 31, 2007 and 2006, we had accounts receivable from PreAnalytix of $670,000 and $20,000, and accounts payable to PreAnalytix of $116,000 and $219,000, respectively.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2007 and 2006, we had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million and $2.9 million, respectively. As of December 31, 2007 and 2006, we had a loan payable to Euro Finance of $300.0 million, amounts due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million and $1.9 million, respectively.

In 2004 we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services subject to adjustment. During 2007 and 2006 we paid approximately $471,000 and $524,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

Item 8.    Financial Information

See Item 18.

Legal Proceedings

While no assurances can be given regarding the outcome of the below matters, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (“Third Wave”) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (“the ‘715 patent”), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN expects its opening brief to be due on May 13, 2008. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (Ventana) in the United States District Court for the District of Delaware. Digene alleged that Ventana infringed one or more claims of United States Patent No. 4,849,331 (the ‘331 patent) and United States Patent No. 4,849,332 (the ‘332 patent). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (Beckman) human Papillomavirus business. On December 10, 2002, Beckman was added as a co-defendant in the infringement action. Subsequently, Beckman filed a motion seeking to compel arbitration and the court granted its request. As a matter of judicial economy, the Court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (AAA) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible.

On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The Court, however, noted that there remained a substantial question as to whether Ventana had a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana was continued, and trial was set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana proceeded based upon patent infringement of Digene’s ‘331 and ‘332 patents (HPV 35). However, on December 15, 2007, the parties agreed to terms of a mutual settlement of all claims to be finalized on or before December 31, 2007. A stipulation of dismissal was filed with the Court on January 4, 2008 and the case was officially closed on the same day.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement. The parties have served discovery requests (requests for production of documents and things). The parties are evaluating discovery and following up on supplementation of requests.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the Cross License Agreement and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied that motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration. Both motions are currently being briefed and no decision has been rendered as of this date. The trial before the panel is scheduled for October 27, 2008, to November 14, 2008. QIAGEN intends to vigorously pursue this case.

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

	High ($)	Low ($)
Annual
2003	12.85	5.20
2004	15.61	8.74
2005	13.77	10.56
2006	16.15	11.72
2007	23.55	15.32

	High ($)	Low ($)
Quarterly 2006:
First Quarter	15.42	11.72
Second Quarter	15.35	12.83
Third Quarter	15.85	13.42
Fourth Quarter	16.15	14.24

	High ($)	Low ($)
Quarterly 2007:
First Quarter	17.91	15.32
Second Quarter	18.14	15.58
Third Quarter	19.53	16.31
Fourth Quarter	23.55	19.26

Quarterly 2008:
First Quarter (through March 19, 2008)	23.39	18.41

	High ($)	Low ($)
Monthly
September 2007	19.53	16.89
October 2007	23.55	19.26
November 2007	23.37	20.04
December 2007	22.82	20.62
January 2008	23.39	19.21
February 2008	22.50	20.11

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

	High (EUR)	Low (EUR)
Annual
2003	12.23	4.93
2004	12.40	7.15
2005	11.43	8.20
2006	13.09	9.55
2007	16.24	11.67

	High (EUR)	Low (EUR)
Quarterly 2006:
First Quarter	13.09	9.55
Second Quarter	12.13	10.28
Third Quarter	12.35	10.58
Fourth Quarter	12.80	10.81

	High (EUR)	Low (EUR)
Quarterly 2007:
First Quarter	13.95	11.67
Second Quarter	13.61	11.97
Third Quarter	13.64	12.16
Fourth Quarter	16.24	13.49
Quarterly 2008:
First Quarter (through March 19, 2008)	15.58	11.69

	High (EUR)	Low (EUR)
Monthly:
September 2007	13.56	12.16
October 2007	16.24	13.55
November 2007	15.92	13.49
December 2007	15.68	14.37
January 2008	15.58	12.82
February 2008	14.77	13.80

Item 10.    Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979.” Set forth is a summary of certain provisions of our Articles of Association, as amended on October 11, 2007, or the Articles, and Dutch law, where applicable. Furthermore, a Dutch Corporate Governance Code, or Code, has been published on December 9, 2003 including principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

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

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the General Meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are of material significance to the Company and/or to the relevant Managing Director require the approval of the Supervisory Board.

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

Under Dutch law and the Code, the General Meeting determines the compensation of the members of the Supervisory Board upon the proposal of the Compensation Committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long term investments.

Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors and Supervisory Directors are not liable for obligations we incur. Under certain circumstances, however, they may become liable, either towards QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

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

Liability for Misrepresentation in Annual Accounts

Managing and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, annual report or interim statements of QIAGEN, although a Managing or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing or Supervisory Director may be found to be criminally liable if he deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

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

Financing Preference Shares

No Financing Preference Shares are outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under “Dividends” below. We have no present plans to issue any Financing Preference Shares.

Preference Shares

No Preference Shares are currently outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates are issued for Preference Shares. Only 25% of the par value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below.

Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects.

On August 2, 2004 we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the Option Agreement SPAQ was granted an option to acquire such a number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

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

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ two members have been appointed. Board members shall be appointed by the board of SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by the board or by the chairman of the board.

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

On July 20, 2007, the General Meeting of shareholders of QIAGEN resolved to authorize the Supervisory Board to issue Common Shares and Financing Preference Shares or grant rights to subscribe to those shares for a period of 5 years commencing on October 11, 2007 and for a maximum of Common Shares and Financing Preference Shares included in the authorized share capital (as included in the Articles as of October 11, 2007) of QIAGEN.

The General Meeting of shareholders subsequently resolved to grant the authority to exclude or limit any pre-emptive rights. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 50% of the aggregate number of Common Shares and Financing Preference Shares to be issued or rights to subscribe for those shares to be granted under the authorization previously mentioned. The authority to exclude or limit pre-emptive rights covers a period of 5 years commencing as of October 11, 2007.

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 20, 2007 the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital for an 18-month period from June 20, 2007 until December 20, 2008, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

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

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing

Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

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

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon the request of one or more shareholders and other persons entitled to attend meetings jointly representing at least 40% of our issued share capital or by one or more shareholders jointly representing at least 10% of our issued share capital as provided for and in accordance with the laws of The Netherlands.

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

Provisions which may Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Pursuant to the Articles (and pursuant to the resolution adopted by our General Meeting on June 16, 2004), the Supervisory Board is authorized to issue Preference Shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued capital or (ii) a person holding at least a 10% interest in us has been designated as an “adverse person” by the Supervisory Board. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions mentioned in this paragraph.

If the Supervisory Board opposes an intended take-over and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Due to the implementation of the EC Directive or Takeover Bids, or 13th Directive, in Dutch legislation, shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the General Meeting of shareholders in a Dutch public limited company (naamloze vennootschap) whose securities are admitted to trading on a regulated market in the EU (i.e. QIAGEN).

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

Obligation of Shareholders to Disclose Major Holdings

Holders of our Common Shares or rights to acquire Common Shares (which include options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act, or the FMSA.

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

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii). Among others the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the shares; (vi) the votes which a person may exercise as a proxy but in his own discretion. Special rules apply to the attribution of the Common Shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of Common Shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on Common Shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of the Common Shares.

Under section 5:48 of the FMSA, each of our managing and supervisory directors must without delay notify the AFM of any changes in his interest or potential interest in our capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our General Meeting of shareholders (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our Common Shares or votes for a period of not more than five years.

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

Dividend Withholding Tax

General.    Upon distribution of dividends, we would be obligated to withhold 15% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax derived from our paid-in share premium which is recognized for Netherlands tax purposes.

No withholding tax applies on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates.

A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and virtually all EU Member States.

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

A full exemption from Netherlands withholding tax may apply to certain U.S. corporate shareholders owning at least 80% of QIAGEN voting power for a period of at least twelve months prior to the distribution, again provided such U.S. shareholders do not have a permanent establishment in The Netherlands with which the shares are effectively connected.

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

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. For tax years beginning before 2011, such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends, For the purposes of computing the foreign tax credit, dividends paid on our Common Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or financial services income. Recently enacted legislation (the American Jobs Creation Act of 2004, or the “Act”) will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends paid on our Common Shares will generally constitute passive category income but could, in the case of certain US holders, constitute “general category income.” The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

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

A Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s income tax liability by filing a refund claim with the United States Internal Revenue Service.

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

Interest Rate Risk

At December 31, 2007, we had $347.3 million in cash and cash equivalents and $2.3 million in marketable equity securities. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately $224,000.

Borrowings against lines of credit are at variable interest rates. We had $4,000 outstanding against our lines of credit at December 31, 2007. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2007, we had $950.0 million in long-term debt, of which $500.0 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately $1.8 million, based on the period-end interest rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2007 and 2006 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

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

At December 31, 2007 and 2006, we held contracts which effectively fix the exchange rate at which intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. We have determined that no ineffectiveness exists related to these derivatives.

We have entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007 and 2006, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and had fair market values at December 31, 2007 and 2006 of approximately $5.1 million and $2.8 million, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition in 2007 and 2006, we had forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007, the Company held a contract for Canadian dollars 5.0 million which matured in February 2008 and had a fair market value of $788,000 at December 31, 2007 included in other liabilities. Additionally the Company held a contract for Japanese yen 160.0 million which matures in March 2008 and had a fair market value of $63,000 at December 31, 2007 which is included in prepaid and other assets at December 31, 2007.

At December 31, 2006, we held a contract for Canadian dollars 8.0 million which matured in February 2007 and had a fair market value of $126,000 at December 31, 2006. Additionally, we held a contract for Japanese yen 200.0 million which matured in April 2007 and had a fair market value of $190,000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006.

In the ordinary course of business, we purchase foreign currency exchange options to manage potential losses from foreign currency exposures. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize financial instruments for trading or other speculative purposes. The fair market values of these options were not significant at December 31, 2007 and 2006. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

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

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2007, our internal control over financial reporting is effective. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Digene, which is included in the 2007 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 57% of total assets as of December 31, 2007 and 15% of revenues for the year then ended. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft the independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2007, has issued an attestation report on management’s assessment of our internal control over financial reporting, which is included in this Annual Report on Form 20-F. This report appears on page F-3.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Supervisory Board has designated Dr. Werner Brandt as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr. Brandt is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

Item 16B.    Code of Ethics

QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Item 16C.    Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

At our 2007 Annual General Meeting of Shareholders held on June 20, 2007, our shareholders appointed Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft to serve as our auditors for the fiscal year ended December 31, 2007. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young AG and affiliates for 2007, and Ernst & Young LLP and affiliates for 2006, for providing audit and other professional services in each of the last two fiscal years:

	2007	2006
Audit fees	$2,576,000	$1,672,000
Audit related fees	773,000	349,000
Tax fees	88,000	196,000
All other fees	14,000	368,000

Total	$3,451,000	$2,585,000

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-48 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

*1.1	Articles of Association as confirmed by notorial deed as of October 11, 2007 (English translation)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (3)

2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006 (5)

2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006 (5)

2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.9	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (filed as Exhibit (b)) (7)

*2.10	Syndication and Amendment Agreement, dated September 25, 2007, between QIAGEN N.V. and Deutsche Bank AG

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

*4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC

*4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation

4.5	Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corporation, dated as of June 3, 2007 (Filed as Exhibit 2.1) (6).

4.6	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (Filed as Exhibit 4.23) (3)

4.7	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (4)

4.8	QIAGEN N.V. Amended and Restated Stock Plan (Filed as Exhibit 99.4) (2)

4.9	Digene Corporation Amended and Restated Omnibus Plan (Filed as Exhibit 99.2) (2)

4.10	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

4.11	Digene Corporation Amended and Restated Equity Incentive Plan (Filed as Exhibit 99.1) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.
(6)	Incorporated by reference to Form F-4 (File No. 333-143791) of QIAGEN N.V. filed with the Securities and Exchange Commission on June 15, 2007.
(7)	Incorporated by reference to Amendment No. 2 to Schedule TO of QIAGEN N.V. filed with the Securities and Exchange Commission on July 18, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 20, 2008
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

QIAGEN N.V. AND SUBSIDIARIES

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2007, and the related consolidated statement of income, shareholders’ equity and comprehensive income and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended December 31, 2007 listed in the Index at Item 19(A). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2007, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, QIAGEN N.V. changed its method of accounting for uncertainties in income taxes in 2007 upon adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 12, 2008

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the report of management on Internal Control Over Financial Reporting included in Item 15, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Digene Corporation, which is included in the 2007 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 57% of total assets as of December 31, 2007 and 15% of revenues for the year then ended. Our audit of internal control over financial reporting of QIAGEN N.V. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of Digene Corporation.

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2007, and the related consolidated statement of income, shareholders’ equity and comprehensive income and cash flows for the year then ended of QIAGEN N.V. and Subsidiaries and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 12, 2008

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2006 and 2005. Our audits also included the financial statement schedule listed in the Index at Item 19(A) for each of the two years in the period ended December 31, 2006. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2006 and the consolidated results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the information in the related financial statement schedule for each of the two years in the period ended December 31, 2006, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 15 to the consolidated financial statements, QIAGEN N.V. changed its method of accounting for share-based compensation in 2006 upon adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

/s/ Ernst & Young LLP

March 30, 2007

McLean, Virginia

Q IAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
	2007	2006
Assets
Current Assets:
Cash and cash equivalents	$347,320,000	$430,357,000
Marketable securities	2,313,000	52,782,000
Accounts receivable, net of allowance for doubtful accounts of $3.3 million and $2.6 million in 2007 and 2006, respectively	136,707,000	80,429,000
Notes receivable	5,139,000	4,247,000
Income taxes receivable	10,696,000	2,901,000
Inventories, net	88,346,000	64,085,000
Prepaid expenses and other	33,693,000	29,763,000
Deferred income taxes	23,732,000	18,627,000

Total current assets	647,946,000	683,191,000

Long-Term Assets:
Property, plant and equipment, net	283,491,000	221,277,000
Goodwill	1,107,882,000	160,141,000
Intangible assets, net of accumulated amortization of $65.1 million and $25.9 million in 2007 and 2006, respectively	639,107,000	118,492,000
Deferred income taxes	72,128,000	2,409,000
Other assets	24,620,000	26,502,000

Total long-term assets	2,127,228,000	528,821,000

Total assets	$2,775,174,000	$1,212,012,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
	2007	2006
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$40,379,000	$23,806,000
Accrued and other liabilities (of which $6.4 million due to related parties in 2007 and 2006, see Note 18)	104,220,000	66,197,000
Income taxes payable	13,456,000	13,746,000
Line of credit	4,000	—
Current portion of long-term debt	—	6,599,000
Current portion of capital lease obligations	2,769,000	823,000
Deferred income taxes	4,903,000	5,360,000

Total current liabilities	165,731,000	116,531,000

Long-Term Liabilities:
Long-term debt, net of current portion (of which $450.0 million in 2007 and 2006 due to related parties, see Note 18)	950,000,000	489,592,000
Capital lease obligations, net of current portion	33,017,000	12,009,000
Deferred income taxes	225,893,000	21,705,000
Other	8,405,000	6,010,000

Total long-term liabilities	1,217,315,000	529,316,000

Minority interest	553,000	—

Commitments and Contingencies (Note 16)

Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—195,335,076 and 150,167,540 shares at December 31, 2007 and 2006, respectively	2,175,000	1,535,000
Additional paid-in capital	925,597,000	178,656,000
Retained earnings	388,779,000	344,739,000
Accumulated other comprehensive income	75,024,000	41,235,000

Total shareholders’ equity	1,391,575,000	566,165,000

Total liabilities and shareholders’ equity	$2,775,174,000	$1,212,012,000

The accompanying notes are an integral part of these consolidated financial statements.

Q IAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2007	2006	2005
Net sales	$649,774,000	$465,778,000	$398,395,000
Cost of sales	189,773,000	139,122,000	122,755,000
Cost of sales—acquisition related	2,839,000	2,046,000	439,000
Cost of sales—acquisition related intangible amortization	23,615,000	6,135,000	3,319,000

Gross profit	433,547,000	318,475,000	271,882,000

Operating Expenses:
Research and development	64,935,000	41,560,000	35,780,000
Sales and marketing	164,690,000	115,942,000	94,312,000
General and administrative	71,932,000	48,574,000	40,123,000
Purchased in-process research and development	25,900,000	2,200,000	3,239,000
Acquisition, integration and related costs	14,708,000	6,061,000	3,213,000
Acquisition related intangible amortization	7,711,000	2,085,000	378,000
Relocation, restructuring and related costs	538,000	1,452,000	—

Total operating expenses	350,414,000	217,874,000	177,045,000

Income from operations	83,133,000	100,601,000	94,837,000

Other Income (Expense):
Interest income	19,509,000	16,359,000	7,552,000
Interest expense	(31,455,000)	(11,918,000)	(5,940,000)
Other income, net	4,539,000	1,026,000	815,000

Total other (expense) income	(7,407,000)	5,467,000	2,427,000

Income before provision for income taxes and minority interest	75,726,000	106,068,000	97,264,000
Provision for income taxes	25,555,000	35,529,000	35,039,000
Minority interest	49,000	—	—

Net income	$50,122,000	$70,539,000	$62,225,000

Basic net income per Common Share	$0.30	$0.47	$0.42

Diluted net income per Common Share	$0.28	$0.46	$0.41

Shares used in computing basic net income per Common Share	168,457,000	149,504,000	147,837,000

Shares used in computing diluted net income per Common Share	175,959,000	153,517,000	150,172,000

The accompanying notes are an integral part of these consolidated financial statements.

Q IAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE AT DECEMBER 31, 2004	147,020,207	$1,495,000	$146,231,000	$211,975,000	$40,675,000	$400,376,000

Net income	—	—	—	62,225,000	—	62,225,000
Unrealized loss, net on hedging contracts	—	—	—	—	(1,372,000)	(1,372,000)
Unrealized gain, net on marketable securities	—	—	—	—	2,800,000	2,800,000
Realized loss, net on marketable securities	—	—	—	—	507,000	507,000
Translation adjustment	—	—	—	—	(25,662,000)	(25,662,000)

Comprehensive income	—	—	—	—	—	38,498,000
Common stock issuances under employee stock plan	1,435,657	18,000	7,941,000	—	—	7,959,000
Tax benefit of employee stock plan	—	—	3,169,000	—	—	3,169,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000

BALANCE AT DECEMBER 31, 2005	148,455,864	1,513,000	157,796,000	274,200,000	16,948,000	450,457,000

Net income	—	—	—	70,539,000	—	70,539,000
Unrealized loss, net on hedging contracts	—	—	—	—	(539,000)	(539,000)
Realized loss, net on hedging contracts	—	—	—	—	2,122,000	2,122,000
Unrealized loss, net on marketable securities	—	—	—	—	(1,565,000)	(1,565,000)
Translation adjustment	—	—	—	—	24,473,000	24,473,000

Comprehensive income	—	—	—	—	—	95,030,000
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred taxes	—	—	—	—	(204,000)	(204,000)
Stock issued for acquisition	125,000	2,000	1,846,000	—	—	1,848,000
Common stock issuances under employee stock plan	1,586,676	20,000	10,986,000	—	—	11,006,000
Tax benefit of employee stock plan	—	—	7,385,000	—	—	7,385,000
Share-based compensation	—	—	326,000	—	—	326,000
Proceeds from subscription receivable	—	—	317,000	—	—	317,000

BALANCE AT DECEMBER 31, 2006	150,167,540	1,535,000	178,656,000	344,739,000	41,235,000	566,165,000

Net income	—	—	—	50,122,000	—	50,122,000
Unrealized gain, net on hedging contracts	—	—	—	—	903,000	903,000
Realized loss, net on hedging contracts	—	—	—	—	611,000	611,000
Unrealized loss, net on marketable securities	—	—	—	—	(504,000)	(504,000)
Realized gain, net on marketable securities	—	—	—	—	(1,000)	(1,000)
Unrealized gain, net on pension	—	—	—	—	47,000	47,000
Translation adjustment	—	—	—	—	32,733,000	32,733,000

Comprehensive income	—	—	—	—	—	83,911,000
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082,000)	—	(6,082,000)
Stock issued for the acquisition of eGene Inc.	870,444	12,000	15,598,000	—	—	15,610,000
Stock issued for the acquisition of Digene Corporation.	39,618,164	563,000	635,388,000	—	—	635,951,000
Equity awards issued in connection with the Digene acquisition	—	—	33,212,000	—	—	33,212,000
Common stock issuances under employee stock plans	4,678,928	65,000	42,217,000	—	—	42,282,000
Tax benefit of employee stock plans	—	—	9,944,000	—	—	9,944,000
Share-based compensation	—	—	8,982,000	—	—	8,982,000
Proceeds from subscription receivables	—	—	1,600,000	—	—	1,600,000

BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175,000	$925,597,000	$388,779,000	$75,024,000	$1,391,575,000

The accompanying notes are an integral part of these consolidated financial statements.

Q IAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
Cash Flows From Operating Activities:
Net income	$50,122,000	$70,539,000	$62,225,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	31,257,000	21,818,000	21,258,000
Acquisition related items:
Amortization of purchased intangible assets	31,326,000	8,220,000	3,697,000
Purchased in-process research and development	25,900,000	2,200,000	3,239,000
Non-cash acquisition and restructure costs	2,839,000	4,745,000	2,114,000
Share-based compensation:
Share-based compensation expense	8,982,000	326,000	—
Tax effect from share-based compensation	(9,944,000)	(7,385,000)	3,169,000
Provision for losses on accounts receivable	1,807,000	378,000	54,000
Deferred income taxes	(1,654,000)	5,210,000	(2,202,000)
Other	2,000	511,000	1,436,000
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	(572,000)	346,000	(33,000)
Accounts receivable	(20,806,000)	(3,621,000)	(131,000)
Income taxes receivable	(7,598,000)	(5,385,000)	1,897,000
Inventories	(8,738,000)	(4,202,000)	3,764,000
Prepaid expenses and other	(4,604,000)	1,238,000	(9,778,000)
Other assets	(887,000)	(1,662,000)	934,000
Increase (decrease) in:
Accounts payable	956,000	2,720,000	(4,711,000)
Accrued and other liabilities	(23,539,000)	1,523,000	422,000
Income taxes payable	7,534,000	525,000	5,592,000
Other	2,428,000	3,435,000	(1,709,000)

Net cash provided by operating activities	84,811,000	101,479,000	91,237,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(34,492,000)	(28,995,000)	(13,728,000)
Proceeds from sale of equipment	715,000	1,256,000	1,738,000
Purchases of intangible assets	(24,122,000)	(6,358,000)	(15,276,000)
Purchases of investments	(747,000)	—	(4,981,000)
Collections of note receivable in connection with disposed synthetic DNA business unit	5,106,000	652,000	757,000
Purchases of marketable securities	(45,444,000)	(56,606,000)	(40,445,000)
Sales of marketable securities	299,005,000	20,000,000	55,430,000
Investment in unconsolidated subsidiary	—	(42,000)	—
Cash paid for acquisitions, net of cash acquired	(859,692,000)	(95,379,000)	(81,996,000)

Net cash used in investing activities	(659,671,000)	(165,472,000)	(98,501,000)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
	2007	2006	2005
Cash Flows From Financing Activities:
Proceeds from debt	780,018,000	295,022,000	6,299,000
Repayment of debt	(337,811,000)	(9,825,000)	(10,705,000)
Principal payments on capital leases	(1,979,000)	(745,000)	(1,053,000)
Proceeds from subscription receivables	1,600,000	317,000	455,000
Excess tax benefits from share based compensation	9,944,000	7,385,000	—
Issuance of Common Shares under employee stock plans	42,282,000	11,006,000	7,959,000

Net cash provided by financing activities	494,054,000	303,160,000	2,955,000

Effect of exchange rate changes on cash and cash equivalents	(2,231,000)	(510,000)	(366,000)
Net increase (decrease) in cash and cash equivalents	(83,037,000)	238,657,000	(4,675,000)
Cash and cash equivalents, beginning of year	430,357,000	191,700,000	196,375,000

Cash and cash equivalents, end of year	$347,320,000	$430,357,000	$191,700,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$30,531,000	$24,289,000	$5,238,000
Cash paid for income taxes	$14,234,000	$36,384,000	$21,582,000
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$59,000	$175,000	$—
Issuance of common stock in connection with acquisitions	$651,561,000	$1,847,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Q IAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

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

During 2007, the Company acquired eGene Inc. and Digene Corporation. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and include the accounts of the Company and its wholly owned subsidiaries other than those that are considered variable interest entities for which the Company is not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and which the Company has determined that it is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 14, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements the Company has with QIAGEN Finance and Euro Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

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

Temporary declines in value of investments classified as available-for-sale are recorded as an unrealized loss and netted with unrealized gains and reported as a separate component of shareholders’ equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in the consolidated statements of income. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended December 31, 2007, 2006 and 2005, write-offs of accounts receivable totaled

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$1.1 million, $333,000 and $620,000 while provisions for doubtful accounts which were charged to expense totaled $1.8 million, $378,000 and $54,000, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2007 and 2006:

Raw materials	$26,855,000	$22,376,000
Work in process	35,894,000	23,229,000
Finished goods	25,597,000	18,480,000

Total inventories	$88,346,000	$64,085,000

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other miscellaneous income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangible assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142) requires purchased intangible assets other than goodwill to be amortized over their estimated useful lives unless these lives are determined to be indefinite. In accordance with SFAS No. 142, intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142, goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. The Company has elected to perform its annual test for indications of impairment as of October 1st of each year. For the years ended December 31, 2007, 2006 and 2005, goodwill has not been impaired.

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

Instrumentation:    Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period. The Company generally recognizes service revenues on a completed contract basis.

Other:    Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials. Purchased in-process research and development is expensed if technological feasibility has not been demonstrated and there is no alternative use for the in-process technology.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2007, 2006 and 2005, shipping and handling costs totaled $17.1 million, $8.8 million and $8.5 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred according to Statement of Position 93-7, “Reporting on Advertising Costs.” Advertising costs for the years ended December 31, 2007, 2006 and 2005 were $5.0 million, $2.6 million and $1.9 million, respectively.

Acquisition and Integration Costs

The Company incurs indirect acquisition and integration costs in connection with its purchase business combinations. These costs represent incremental costs that the Company believes would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs related to employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. These costs are expensed as incurred.

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

BALANCE AT DECEMBER 31, 2005	$1,332,000
Provision charged to income	1,071,000
Usage	(823,000)
Adjustments to previously provided warranties, net	(223,000)
Currency translation	56,000

BALANCE AT DECEMBER 31, 2006	1,413,000
Provision charged to income	1,078,000
Usage	(775,000)
Adjustments to previously provided warranties, net	(155,000)
Currency translation	60,000

BALANCE AT DECEMBER 31, 2007	$1,621,000

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

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax benefits shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company adopted this provision beginning January 1, 2007. The net impact due to the adoption of FIN 48 was a $6.1 million decrease to retained earnings.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar and subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2007, 2006 and 2005 was $2.0 million, ($660,000), and ($157,000), respectively, and is included in other income (expense), net.

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

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (Opinion 25), and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)) and

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all share-based payments granted prior to but were not vested as of January 1, 2006, based on the estimated grant date fair value. Compensation cost for all share-based payments granted subsequent to January 1, 2006 are recorded based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

Stock Options:    The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model in accordance with SFAS No. 123(R) and SAB 107. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the years ended December 31, 2007 and 2006, the estimated forfeiture rate was 5% and 9%, respectively.

Restricted Stock Units:    Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. Pre-vesting forfeitures were estimated to be approximately 5.1%.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Amounts reported in prior years as acquisition related intangible amortization within operating expenses are now included as a separate component of cost of sales.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Authoritative Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS No. 157 for one year for non financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has not yet determined the effect, if any, of this standard on the future consolidated financial statements.

In February 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.

In June 2007 the FASB ratified EITF No. 07-3, or EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.” EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on the consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date. The Company is still assessing the impact of this standard on the future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective for the Company beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the future impacts and disclosures of this standard.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.” Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective for the Company beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently evaluating the impacts and disclosures of this standard.

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per Common Share:

	Years ended December 31,
	2007	2006	2005
Weighted average number of Common Shares used to compute basic net income per Common Share	168,457,000	149,504,000	147,837,000
Dilutive effect of stock options and restrictive stock units	3,716,000	2,635,000	2,269,000
Dilutive effect of outstanding warrant shares used to compute diluted net income per Common Share	3,786,000	1,378,000	66,000

	175,959,000	153,517,000	150,172,000

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,207,000	3,309,000	5,235,000

Outstanding warrants having no dilutive effect, not included in above calculation	23,166,000	22,071,000	11,796,000

4.	Acquisitions

On July 9, 2007, the Company completed the acquisition of eGene, Inc. pursuant to which eGene, Inc. (eGene) became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. Under the terms of the agreement, eGene shareholders received $0.65 in cash and 0.0416 Common Shares of QIAGEN stock per share of eGene common stock. The aggregate purchase consideration amounts to approximately $30.3 million, consisting of approximately $14.6 million in cash, including direct acquisition costs of approximately $599,000 and net of $202,000 cash acquired, and 873,911 QIAGEN Common Shares valued at $15.7 million. As of December 31, 2007, 3,467 shares of the purchase price, valued at approximately $62,000, were remaining to be issued.

On June 3, 2007, the Company and Digene Corporation announced a merger agreement, under which QIAGEN would acquire Digene Corporation (Digene) in a transaction consisting of 55% cash and 45% QIAGEN Common Shares and would combine the Company’s leading portfolio of sample and assay technologies,

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including a broad panel of molecular diagnostic tests, with Digene’s leadership in human Papillomavirus (HPV)-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. In July 2007, the Company successfully completed its exchange offer and, through a short-form merger under Delaware law, the Company acquired all other Digene shares. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc.

Net of $17.5 million in cash acquired, the aggregate purchase consideration amounted to approximately $1.5 billion and consisted of approximately $856.0 million in cash, including direct acquisition costs of approximately $19.4 million, 39.6 million QIAGEN Common Shares valued at $636.0 million and 5.0 million of exchanged equity awards valued at $33.2 million. The estimated fair value of Common Shares was determined using an average price of $16.05 per share, which was determined by averaging the closing price of our common stock from two trading days before to two trading days after the announcement date in accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” The fair value of stock options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life ranging from 0.73 to 1.46 years, risk-free interest rate ranging from 4.67% to 4.75%, expected volatility ranging from 26.5% to 26.9% and no dividend yield. The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of deferred tax assets acquired with the acquisition of Digene and the determinations of the final accrual amounts for the restructuring in connection with the acquisition of Digene.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2007 Acquisitions

The allocation of the purchase price and estimated transaction costs as of December 31, 2007 is preliminary and based on information that was available to management at the time the financial statements were prepared. The preliminary allocation is as follows:

	eGene Acquisition	Digene Acquisition	Total
Purchase Price:
Stock issued or to be issued	$15,672,000	$635,951,000	$651,623,000
Cash, including direct costs	14,812,000	856,033,000	870,845,000
Exchanged equity awards	—	33,211,000	33,211,000
Cash acquired	(202,000)	(17,534,000)	(17,736,000)

	$30,282,000	$1,507,661,000	$1,537,943,000

Preliminary Allocation:
Working capital	$(2,973,000)	$198,777,000	$195,804,000
Fixed and other long-term assets	234,000	40,341,000	40,575,000
Acquired intangible assets	13,100,000	504,000,000	517,100,000
Goodwill	24,306,000	925,730,000	950,036,000
Purchased in-process research and development expense	900,000	25,000,000	25,900,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(4,569,000)	(155,480,000)	(160,049,000)
Liabilities assumed	(716,000)	(30,707,000)	(31,423,000)

	$30,282,000	$1,507,661,000	$1,537,943,000

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2007 are as follows:

	eGene Acquisition	Digene Acquisition	Total
Customer relationships	$700,000	$93,000,000	$93,700,000
Product technology and know how	12,400,000	252,000,000	264,400,000
Patented technology	—	138,000,000	138,000,000
Tradename	—	21,000,000	21,000,000

	$13,100,000	$504,000,000	$517,100,000

The weighted-average amortization periods for the customer relationships, product technology and know-how, patented technology and tradename acquired in 2007 are 12 years, 10 years, 12 years and 12 years, respectively. The weighted-average amortization period for all intangible assets acquired in 2007 is 11 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Purchased In-process Research and Development

Purchased in-process research and development expense represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

development activities or otherwise. In accordance with FASB SFAS No. 2, “Accounting for Research and Development Costs,” as interpreted by FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” amounts assigned to purchased in-process research and development meeting these criteria must be charged to expense at the date of consummation of the purchase business combination. In 2007, a charge of $25.9 million was recorded for purchased in-process research and development in connection with the business combinations, based on preliminary allocations of the purchase prices.

The $25.0 million purchased in-process research and development in connection with the acquisition of Digene, represents the estimated fair value of Digene’s incomplete research and development programs that had not yet reached technological feasibility and had no alternative future uses as of the acquisition date and, therefore, the amount was expensed upon acquisition.

While the in-process research and development programs were expected to represent new differentiating technologies, the revenues forecasted for these projects were a minor component of the overall projected revenues. A summary of these in-process research and development programs as of the acquisition date is as follows:

•	Genotyping Tests—an in vitro nucleic acid target amplification assay to specifically identify high-risk HPV types. The project was approximately 70% complete at the valuation date.

•	Asuragen CF—involves the development and marketing of cystic fibrosis (CF) screening products. The project was approximately 50% complete at the valuation date.

•

Fast HPV—a low-cost product that is designed to meet the needs of the developing world and run in low resource settings without main electricity and in temperature extremes. The project was approximately 70% complete at the valuation date.

•	Genotyping LMX—an in vitro nucleic acid target amplification assay for multiplex detection. The project was approximately 45% complete at the valuation date.

The estimated fair values of the projects were determined using the income approach, which discounts expected future cash flows to present value. We estimated the fair value of the purchased in-process research and development using a present value discount rate of 15%, which is based on the estimated return requirements for the projects and includes a premium over the Company’s weighted average cost of capital due to the inherent uncertainties associated with the incomplete programs. The rate is consistent with Digene’s internal rates for similar research and development projects, and we believe represents the rate market participants would use to value the purchased in-process research and development. The projected cash flows were estimated by forecasting total revenues expected from these products and deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of the net return on the in-process technology. These net returns were reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties in achieving commercial readiness. We believe the assumptions used in valuing in-process research and development are reasonable, but they are inherently uncertain.

Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2007 and 2006, pro forma net sales would have been $760.3 million and $643.4 million, pro forma net income would have been $68.9 million and $55.1 million, pro forma basic net income per Common Share would have been $0.41 and $0.37, and pro forma

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

diluted net income per Common Share would have been $0.39 and $0.36, respectively. The 2007 pro forma data excludes a $25.9 million charge for purchased in-process research and development. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

2006 Acquisitions

During 2006, the Company completed seven acquisitions which individually were not significant to the overall consolidated financial statements. The aggregate purchase price of these 2006 acquisitions, net of cash acquired was $88.3 million, including the issuance of 125,000 shares of QIAGEN common stock valued at $1.8 million.

Pursuant to the purchase agreements, the Company could be required to make additional contingent cash payments of which $3.9 million and $2.9 million were earned as of December 31, 2007 and 2006, respectively, and recorded as an increase to goodwill.

The acquisitions completed in 2006 include the following:

•

In the fourth quarter of 2006, the Company completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary polymerase chain reaction (PCR)-based multiplexing technology, Tem-PCR, to develop Templex™ molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with the Company’s portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. The Company also acquired former distributors PhileKorea Technology Inc., located in Daejeon, Korea and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, the Company completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expanded the Company’s position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expanded the Company’s direct presence in one of the most dynamic regions of the Company’s global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, the Company completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer and supplier of PCR-based molecular diagnostic kits in China. The acquisition supported the Company’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. The Company also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus, which we acquired in 2005, in Italy.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Using the results of independent and internally prepared appraisals, the purchase prices for the 2006 acquisitions have been allocated as follows:

2006 Acquisitions
Purchase Price:
Cash, including direct costs	$90,454,000
Stock issued	1,847,000
Cash acquired	(4,017,000)

$88,284,000

Allocation:
Working Capital	$6,256,000
Fixed and other long-term assets	5,580,000
Acquired intangible assets	41,012,000
Goodwill	48,324,000
Purchased in-process research and development expense	2,200,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(11,855,000)
Liabilities assumed	(3,233,000)

$88,284,000

Acquired intangible assets for 2006 acquisitions are as follows:

2006 Acquisitions
Customer relationships	$10,887,000
Product technology	26,600,000
Tradename/license	2,000,000
Non-compete	1,525,000

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During 2005, the Company completed five other acquisitions which were not individually significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions, net of cash acquired was $42.5 million. In 2006, pursuant to the acquisition agreements, an additional $1.6 million was paid and recorded as additional purchase price resulting in an increase to goodwill. The 2005 acquisitions included the following:

•

At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition added to our core strategic focus, represented an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and added a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification.

•

During the third quarter of 2005, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In August we acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and marketed of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the purchase price allocation for 2005 acquisitions, as revised in 2006 for finalization of the purchase price allocation, are as follows:

	2005 Artus Acquisition	2005 Other Acquisitions	Total
Purchase Price:
Cash, including direct costs	$32,625,000	$43,038,000	$75,663,000
Cash acquired	(1,334,000)	(514,000)	(1,848,000)

	$31,291,000	$42,524,000	$73,815,000

Allocation:
Working Capital	$4,097,000	$(987,000)	$3,110,000
Fixed and other long-term assets	322,000	4,239,000	4,561,000
Acquired intangible assets	24,500,000	21,197,000	45,697,000
Goodwill	23,801,000	18,989,000	42,790,000
Purchased in-process research and development expense	700,000	2,525,000	3,225,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,800,000)	(3,403,000)	(9,203,000)
Liabilities assumed	(16,329,000)	(36,000)	(16,365,000)

	$31,291,0000	$42,524,000	$73,815,000

Acquired intangible assets for 2005 acquisitions are as follows:

	2005 Artus Acquisition	2005 Other Acquisitions	Total
Customer relationships	$3,400,000	$4,899,000	$8,299,000
Product technology	11,100,000	16,173,000	27,273,000
Trade name/license	10,000,000	125,000	10,125,000

	$24,500,000	$21,197,000	$45,697,000

Of the goodwill acquired in 2005, approximately $12.6 million is expected to be tax deductible. The weighted average amortization periods for intangible assets acquired in 2005 are: 14 years for customer relationships; 10 years for product technology; and 10 years for trade name and license.

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities related to the 2007 acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying consolidated balance sheet.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the acquisition accrual for the 2007 acquisitions are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
Amounts accrued	$2,445,000	$1,561,000	$1,011,000	$5,017,000
Amounts paid in cash or settled	(135,000)	—	(859,000)	(994,000)

ACCRUAL BALANCE AT DECEMBER 31, 2007	$2,310,000	$1,561,000	$152,000	$4,023,000

The changes in accrued acquisition expenses for acquisitions completed during 2006 are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2006	$773,000	$1,967,000	$538,000	$3,278,000
Amounts accrued	221,000	129,000	709,000	1,059,000
Amounts paid in cash or settled	(994,000)	(2,096,000)	(1,177,000)	(4,267,000)

ACCRUAL BALANCE AT DECEMBER 31, 2007	$—	$—	$70,000	$70,000

5.	Comprehensive Income

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

	2007	2006
Net unrealized gain on marketable securities	$899,000	$1,404,000
Net unrealized gain (loss) on forward contracts, net of tax of $512,000 and $175,000 in 2007 and 2006, respectively	1,225,000	(289,000)
Net unrealized loss on pension, net of tax of $67,000 and $129,000 in 2007 and 2006, respectively	(157,000)	(204,000)
Foreign currency translation adjustments	73,057,000	40,324,000

Accumulated other comprehensive income	$75,024,000	$41,235,000

In September of 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans,” an amendment of SFAS No. 87, 88, 106, and 132(R). SFAS No. 158 makes numerous changes related to the accounting for pension and postretirement benefit plans. The most significant change is that the funded status of all post-retirement plans will be recorded on the balance sheet. The difference between a plan’s funded status and its current balance sheet position will be recognized, net of taxes,

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as a component of shareholders’ equity. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000, deferred taxes of $129,000, and a net increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

6.	Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is recorded in accumulated other comprehensive income, a component of shareholders’ equity. At December 31, 2007 and 2006, the Company held contracts which effectively fix the exchange rate at which intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives.

During 2004, the Company entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007 and 2006, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and had fair market values at December 31, 2007 and 2006 of approximately $5.1 million and $2.8 million, respectively, are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition in 2007 and 2006, the Company had forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007, the Company held a contract for Canadian dollars 5.0 million which matures in February 2008 and had a fair market value of $788,000 at December 31, 2007 included in other liabilities. Additionally the Company held a contract for Japanese yen 160.0 million which matures in March 2008 and had a fair market value of $63,000 at December 31, 2007 which is included in prepaid and other assets at December 31, 2007.

At December 31, 2006, the Company held a contract for Canadian dollars 8.0 million which matured in February 2007 and had a fair market value of $126,000 at December 31, 2006. Additionally the Company held a contract for Japanese yen 200.0 million which matured in April 2007 and had a fair market value of $190,000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The fair market values of these options totaled approximately EUR 1.0 million ($1.5 million) at December 31, 2007 and were not significant at December 31, 2006. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net. The 2007 options expired in January 2008 and a loss of EUR 981,000 (or approximately $1.4 million) was realized.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Marketable Securities

At December 31, 2007, the Company had investments in marketable securities consisting of an investment in Coley Pharmaceutical Group, Inc (CPG). At December 31, 2007 and 2006, the Company held 289,096 shares in CPG with a fair market value of $2.3 million and $2.8 million, respectively and a cost of $1.4 million. In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for $8 per share. Upon the exchange in January 2008, the Company received $2.3 million in cash and recognized a gain of approximately $800,000.

At December 31, 2006, the Company had investments in marketable securities consisting of floating rate and fixed rate debt instruments which had a fair market value and cost of approximately EUR 40.0 million ($52.8 million at December 31, 2006). These securities are classified as current assets in the accompanying consolidated balance sheets since the Company could sell the securities at its discretion on the auction day without penalty or loss of principal.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
2006 Maturities due:
Within one year	$14,998,000	$38,000	$(5,000)	$15,031,000
One to three years	37,756,000	54,000	(59,000)	37,751,000

	$52,754,000	$92,000	$(64,000)	$52,782,000

For the years ended December 31, 2007, 2006 and 2005, proceeds from sales of available-for-sale securities totaled $299.0 million, $20.0 million and $55.4 million, respectively, and, calculated on the specific identification method, in 2005 there were realized losses of $507,000. There were no realized gains or losses during 2007 and 2006.

8.	Prepaid Expenses and Other

Prepaid expenses and other current assets are summarized as follows as of December 31, 2007 and 2006:

	2007	2006
Prepaid expenses and prepayments	$18,555,000	$16,360,000
Escrow Funds	—	1,500,000
Value Added Tax	4,980,000	1,073,000
Other	10,158,000	10,830,000

	$33,693,000	$29,763,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2007 and 2006:

	Estimated useful life (in years)	2007	2006
Land	—	$13,793,000	$12,896,000
Buildings and improvements	3-40	225,804,000	173,169,000
Machinery and equipment	2-10	111,930,000	83,146,000
Computer software	1-5	37,724,000	28,685,000
Furniture and office equipment	2-10	52,877,000	40,969,000
Construction in progress	—	7,842,000	14,062,000

		449,970,000	352,927,000
Less: Accumulated depreciation and amortization		(166,479,000)	(131,650,000)

Property, plant and equipment, net		$283,491,000	$221,277,000

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2007 and 2006, respectively. For the years ended December 31, 2007, 2006 and 2005 depreciation and amortization expense totaled $26.1 million, $19.7 million and $19.0 million, respectively. Repairs and maintenance expense was $7.4 million, $4.5 million and $4.0 million in fiscal years 2007, 2006 and 2005, respectively.

Construction on a new logistics facility in Germany began in August 2006 and was completed in 2007. The new facility cost approximately EUR 9.0 million (approximately $13.1 million) and of the amount incurred, approximately EUR 117,000 (approximately $170,000) represents capitalized interest.

10.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. A summary of these investments, which are included in other assets, as of December 31, 2007 and 2006 is as follows:

Company	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
		2007	2006	2007	2006	2005
PreAnalytiX GmbH	50.00%	$4,555,000	$2,623,000	$1,318,000	$1,009,000	$(1,079,000)
QBM Cell Science	19.50%	$504,000	$546,000	$(42,000)	$(28,000)	$3,000
QIAGEN Finance	100.00%	$277,000	$169,000	$86,000	$66,000	$(73,000)
QIAGEN Euro Finance	100.00%	$476,000	$248,000	$250,000	$204,000	$—
Dx Assays Pte Ltd	33.30%	$747,000	$—	$—	$—	$—

Company	Ownership Percentage	Cost Investment at December 31,
		2007	2006
Operon Biotechnologies, Inc.	16.00%	$4,000,000	$4,000,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For PreAnalytiX, total assets amounted to $12.3 million and $7.5 million as of December 31, 2007 and 2006, respectively. The shareholders’ equity for PreAnalytiX amounted to $11.0 million as of December 31, 2007 and $7.0 million as of December 31, 2006. PreAnalytiX revenues totaled $7.8 million in both 2007 and 2006. PreAnalytiX net income was $3.3 million and $3.2 million in 2007 and 2006, respectively.

As of December 31, 2007 and 2006, total assets of QBM Cell Science totaled $383,000, and $576,000, respectively, and shareholders’ equity amounted to $317,000 and $578,000, respectively. In 2007, QBM Cell Science recorded revenues of $303,000 and a net loss of $396,000. In 2006, revenues of $523,000 and a net loss of $37,000 were recorded.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. The center is expected to be fully operational by early 2008.

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

In December 2003, the FASB issued a revised Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities,” replacing the original interpretation issued in January 2003. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority voting interest. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46R. Thus, the investment is accounted for under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the year ended December 31, 2007.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

11.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2007 and December 31, 2006:

	Weighted Average Life	2007		2006
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11.20 years	$216,871,000	$(24,557,000)	$41,362,000	$(11,744,000)
Developed technology	10.47 years	345,213,000	(30,412,000)	78,814,000	(11,690,000)
Customer base, Trademarks and non-compete agreements	11.46 years	142,152,000	(10,160,000)	24,220,000	(2,470,000)

		$704,236,000	$(65,129,000)	$144,396,000	$(25,904,000)

Unamortized Intangible Assets:
Goodwill		$1,107,882,000		$160,141,000

Amortization expense on intangible assets totaled approximately $36.4 million, $10.3 million and $5.9 million, respectively, for the years ended December 31, 2007, 2006 and 2005. In connection with the acquisitions as more fully discussed in Note 4, $25.9 million and $2.2 million of purchase price was allocated to purchased in-process research and development and expensed during the years ended December 31, 2007 and 2006, respectively.

Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2008	$64,874,000
2009	$64,424,000
2010	$63,944,000
2011	$63,416,000
2012	$62,486,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2007 and 2006, are as follows:

	Germany	North America	Asia	Other Countries	Total
BALANCE AT DECEMBER 31, 2005	$42,918,000	$23,702,000	$1,727,000	$25,567,000	$93,914,000
Goodwill acquired during the year	—	40,610,000	6,896,000	818,000	48,324,000
Earn-out and milestone payments	7,358,000	—	4,768,000	500,000	12,626,000
Purchase adjustments	—	(2,355,000)	—	—	(2,355,000)
Effect of foreign currency translation	5,228,000	2,000	298,000	2,104,000	7,632,000

BALANCE AT DECEMBER 31, 2006	55,504,000	61,959,000	13,689,000	28,989,000	160,141,000

Goodwill acquired during the year	—	950,036,000	—	—	950,036,000
Intersegment goodwill transfer	802,000	(802,000)			—
Earn-out and milestone payments	—	3,000,000	—	875,000	3,875,000
Purchase adjustments	(1,748,000)	(17,053,000)	193,000	—	(18,608,000)
Effect of foreign currency translation	5,930,000	1,199,000	962,000	4,347,000	12,438,000

BALANCE AT DECEMBER 31, 2007	$60,488,000	$998,339,000	$14,844,000	$34,211,000	$1,107,882,000

In 2007, purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts. In 2006, purchase adjustments represent the final allocation of purchase price and changes in our estimates of lease accruals for cancelled lease space.

12.	Income Taxes

Income before income taxes for the years ended December 31, 2007, 2006 and 2005 consisted of:

	2007	2006	2005
Pretax income in The Netherlands	$38,396,000	$16,131,000	$6,474,000
Pretax income from foreign operations	37,330,000	89,937,000	90,790,000

	$75,726,000	$106,068,000	$97,264,000

The provisions for income taxes for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Current—The Netherlands	$3,590,000	$386,000	$700,000
—Foreign	18,880,000	21,143,000	31,552,000

	22,470,000	21,529,000	32,252,000

Deferred—The Netherlands	1,257,000	376,000	—
—Foreign	1,828,000	13,624,000	2,787,000

	3,085,000	14,000,000	2,787,000

Total provision for income taxes	$25,555,000	$35,529,000	$35,039,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Netherlands statutory income tax rate for the years ended December 31, 2007, 2006 and 2005 was 25.5%, 29.6% and 31.5%, respectively. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$19,310,000	25.5%	$31,396,000	29.6%	$30,638,000	31.5%
Earnings of subsidiaries taxed at different rates	4,894,000	6.5	5,011,000	4.7	5,508,000	5.7
Tax on non-deductible expenses and exempt income	(3,825,000)	(5.1)	(1,944,000)	(1.8)	(1,534,000)	(1.6)
Purchased In-Process Research & Development	9,803,000	12.9	825,000	0.8	—	—
Tax contingencies, net	(3,806,000)	(5.0)	51,000	—	482,000	0.5
Taxes due to changes in tax rates	(1,123,000)	(1.5)	199,000	0.2	(249,000)	(0.3)
Other items, net	(302,000)	0.4	(9,000)	0.2	(194,000)	0.2

Total provision for income taxes	$25,555,000	33.7%	$35,529,000	33.5%	$35,039,000	36.0%

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company’s tax holidays expire at various dates through 2011.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries with few exceptions are no longer subject to income tax examinations by tax authorities for years before 2004.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109.” FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax benefits shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company adopted this provision beginning January 1, 2007. Net impact due to the adoption of FIN 48 was a $6.1 million decrease to retained earnings.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits
Balance at January 1, 2007	$12,567,000
Additions based on tax positions related to the current year	728,000
Additions for tax positions of prior years	4,724,000
Reductions for tax positions of prior years	(307,000)
Settlements with taxing authorities	(1,080,000)
Reductions due to lapse of statute of limitations	(8,271,000)
Increase due to acquisitions	1,250,000
Increase from currency translation	883,000

Balance at December 31, 2007	$10,494,000

At December 31, 2007 and January 1, 2007, the Company’s unrecognized tax benefits totaled approximately $10.5 and $12.6 million, respectively, of which $6.6 million in benefits, if recognized, would favorably affect the Company’s effective tax rate in any future period. It is possible that approximately $2.9 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At the date of adoption of FIN 48, the Company had $1.4 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. At December 31, 2007, the amount of accrued interest decreased to $853,000 with approximately $1.7 million of net interest income and $1.6 million of net interest expense recognized during 2007.

The Company has recorded net deferred tax liabilities of $134.9 million and $6.0 million at December 31, 2007 and 2006, respectively which are reflected on the Company’s consolidated balance sheets at December 31, 2007 and 2006 as follows:

	2007	2006
Current deferred tax asset	$23,732,000	$18,627,000
Current deferred tax liabilities	(4,903,000)	(5,360,000)
Non-current deferred tax asset	72,128,000	2,409,000
Non-current deferred tax liabilities	(225,893,000)	(21,705,000)

Net deferred tax liabilities	$(134,936,000)	$(6,029,000)

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax liability at December 31, 2007 and 2006 are as follows:

	2007		2006
	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$59,389,000	$—	$20,171,000	$—
Accrued and other liabilities	17,375,000	(418,000)	4,937,000	(1,708,000)
Inventories	7,434,000	(817,000)	5,427,000	(542,000)
Allowance for bad debts	795,000	(15,000)	625,000	(221,000)
Currency Revaluation	531,000	(2,384,000)	—	(4,894,000)
Depreciation and amortization	2,576,000	(7,778,000)	288,000	(9,950,000)
Tax credits and state income taxes	4,396,000	(994,000)	—	—
Unremitted profits and earnings	—	(1,055,000)	—	—
Capital leases	674,000	(378,000)	749,000	—
Intangibles	1,917,000	(204,189,000)	4,767,000	(15,145,000)
Equity Awards	2,418,000	—	—	—
Other	1,348,000	(1,356,000)	532,000	(373,000)
Valuation allowance	(14,405,000)	—	(10,692,000)	—

	$84,448,000	$(219,384,000)	$26,804,000	$(32,833,000)

Net deferred tax liabilities		$(134,936,000)		$(6,029,000)

As of December 31, 2006, the Company had net operating loss (NOL) carryforwards in The Netherlands totaling approximately $7.9 million which were utilized in 2007.

At December 31, 2007, the Company had $129.6 million and $142.7 million of U.S. federal and state NOL carryforwards, respectively. These amounts include $5.4 million related to deductions for equity awards. These NOL’s have, for the most part, been acquired in our recent acquisitions and a portion of these NOL’s are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2007 and 2006, the Company had other foreign carryforwards totaling approximately $39.6 million and $27.0 million, respectively. These NOL’s were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOL’s, approximately $19.7 million at December 31, 2007, expire in various years through 2020. The balance does not expire.

Deferred tax assets as of December 31, 2007 and 2006, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of approximately $14.4 million and $10.7 million, respectively, to a net amount that management believes is more likely than not to be realized. During 2007, the valuation allowance related to prior year deferred tax assets increased by approximately $2.9 million. At December 31, 2007, $13.8 million of the Company’s valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce goodwill of an acquired business. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2007, the Company had deferred income tax liabilities of approximately $1.1 million for taxes that would be payable on the unremitted earnings of certain of the group’s subsidiaries. It is not practical to determine the amount of income tax payable in the event we repatriated all undistributed foreign earnings.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

13.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2007 and 2006 consist of the following:

	2007	2006
Payroll and related accruals	$29,086,000	$16,376,000
Royalties	15,720,000	9,392,000
Professional and other fees	9,223,000	1,923,000
Deferred revenue	8,934,000	6,432,000
Accrued interest on long-term debt	6,560,000	6,467,000
Acquisition and related costs	4,093,000	6,163,000
Accrued change in control payments related to acquisition	6,741,000	—
Other	23,863,000	19,444,000

Total accrued liabilities	$104,220,000	$66,197,000

14.	Lines of Credit and Debt

The Company has seven separate lines of credit amounting to $165.3 million with variable interest rates, $4,000 of which was utilized at December 31, 2007. There were no short-term borrowings outstanding at December 31, 2007 and 2006.

At December 31, 2007, long-term debt totaled approximately $950.0 million, none of which is current. Long-term debt consists of the following:

	2007	2006
$500 million note payable bearing interest at LIBOR plus 0.07%, or 5.545% at December 31, 2007, due on July 12, 2012, with payments beginning in 2009	$500,000,000	$—
EUR 30.0 million note payable bearing interest at EURIBOR plus 0.75%. Repaid in 2007	—	39,592,000
EUR 5.0 million note payable bearing interest at EURIBOR plus 0.75%. Repaid in 2007	—	6,599,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000,000	300,000,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	150,000,000	150,000,000

Total long-term debt	950,000,000	496,191,000
Less current portion	—	6,599,000

Long-term portion	$950,000,000	$489,592,000

During 2007 the Company repaid debt of EUR 5.0 million, which was originally due in June 2008, and a note payable of EUR 30.0 million, which was due in annual installments through June 2011.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 13, 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement, and the $100 million bridge loan matured in six months from the date of the agreement. The $150 million revolving credit facility expires in five years from the date of the agreement. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2007.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2007 and 2006, $150.0 million is included in long-term debt for the amount of Notes proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 1.95% and are due in July 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of Common Shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2007 was approximately $277.8 million. The Company has reserved the 11.9 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the offering of $300.0 million of 3.25% senior convertible notes (2006 Notes) due in 2026 through a new unconsolidated subsidiary QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At December 31, 2007 and 2006, $300.0 million is included in long-term debt for the amount of 2006 Notes proceeds payable to Euro Finance. These long-term notes payable to EUR Finance have an effective interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at December 31, 2007 was approximately $395.2 million. The Company has reserved the 15.0 million shares of common stock for issuance in the event of conversion.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future principal maturities of long-term debt as of December 31, 2007 are as follows:

Year ending December 31,
2008	$—
2009	25,000,000
2010	50,000,000
2011	225,000,000
2012	650,000,000

$950,000,000

Interest expense on long-term debt was $29.7 million, $10.6 million and $3.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

15.	Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. During 2004 and 2005, the Company accelerated the vesting of certain options. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company had approximately 18.1 million shares of common stock reserved and available for issuance under this plan at December 31, 2007.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 1.8 million shares of common stock reserved and available for issuance under these plans at December 31, 2007.

Stock Options

During the years ended December 31, 2007 and 2006, the Company granted 379,598 and 201,500 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2007	2006
Stock price volatility	38%	43%
Risk-free interest rate	4.27%	4.74%
Expected life (in years)	5.47	6.00
Dividend rate	0%	0%
Forfeiture rate	5%	9%

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s employee stock options as of December 31, 2007 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	11,716,539	$13.427
Assumed in acquisition	4,139,854	$9.238
Granted	379,598	$17.012
Exercised	(4,551,655)	$9.289
Forfeited and cancelled	(321,695)	$15.162

Outstanding at December 31, 2007	11,362,641	$13.633	5.31	$97,059,373

Exercisable at December 31, 2007	10,865,363	$13.494	5.14	$94,879,323

Vested and expected to vest at December 31, 2007	11,330,389	$13.622	0.05	$96,919,786

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s stock options into 4,139,854 stock options in the Company’s common stock.

Stock option grants are valued as a single award with a single average expected term and are amortized on a straight-line basis over the vesting period. The weighted-average grant-date fair value of options granted during years ended December 31, 2007, 2006 and 2005 was $6.97, $7.52 and $5.82, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 were $42.0 million and $12.0 million, respectively. At December 31, 2007, the unrecognized share-based compensation expense related to employee stock option awards is approximately $2.5 million and will be recognized over a weighted average period of approximately 1.33 years.

At December 31, 2007, 2006 and 2005, options were exercisable with respect to 10.9 million, 11.5 million and 13.4 million Common Shares at a weighted average price of $13.49, $13.40 and $12.81 per share, respectively. The options outstanding at December 31, 2007 expire in various years through 2017.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 5.1%. At December 31, 2007, there was $16.9 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.85 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2007 was $16.63.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s restricted stock units as of December 31, 2007 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	—
Granted	864,855
Assumed in acquisition	857,445
Vested	(127,273)
Forfeited and cancelled	(9,469)

Outstanding at December 31, 2007	1,585,558	3.85	$33,375,996

Vested and expected to vest at December 31, 2007	1,458,865	2.89	$30,709,108

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s awards into 857,445 restricted stock units of the Company’s common stock.

Compensation Expense

Share-based compensation expense for the years ended December 31, 2007 and 2006 totaled approximately $9.0 million and $326,000, respectively and the recognized tax benefit related thereto totaled approximately $3.3 million and $112,000, respectively. No share-based compensation cost was capitalized in inventory in 2007 or 2006 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $9.9 million and $7.4 million, respectively, for the years ended December 31, 2007 and 2006.

Information under SFAS No. 123(R) for Periods Prior to Adoption

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to equity-based compensation for the year ended December 31, 2005.

2005
Net income, as reported	$62,225,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(13,835,000)

Pro forma net income	$48,390,000

Earnings per share:
Basic—as reported	$0.42
Basic—pro forma	$0.33
Diluted—as reported	$0.41
Diluted—pro forma	$0.32

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the fourth quarters of 2005 and 2004, and considering the new accounting implications of SFAS No. 123(R), the Company accelerated the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25,” the 2005 acceleration of vesting did not result in any compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of the Company’s Common Shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, allowed the Company to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, the Company did not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of the Company’s shareholders and the Company as it will reduce reported compensation expense in future periods. The Company has worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123(R). The Company’s aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

16.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $9.8 million, $9.1 million and $7.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2007 are as follows:

	Capital Leases	Operating Leases
2008	$4,952,000	$8,940,000
2009	4,952,000	5,872,000
2010	4,953,000	4,116,000
2011	4,985,000	2,845,000
2012	5,055,000	1,584,000
Thereafter	22,883,000	3,144,000

	47,780,000	$26,501,000

Less: Amount representing interest	(11,994,000)

	35,786,000
Less: Current portion	(2,769,000)

Long-term portion	$33,017,000

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $15.7 million and $9.4 million at December 31, 2007 and 2006, respectively. Royalty expense relating to these agreements amounted to $37.1 million, $24.0 million and $21.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2007, the Company had commitments to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

	Purchase Commitments	Royalty Commitments
2008	$26,366,000	$4,368,000
2009	5,751,000	4,451,000
2010	190,000	1,046,000
2011	190,000	611,000
2012	190,000	458,000
Thereafter	1,402,000	842,000

	$34,089,000	$11,776,000

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $27.1 million based on

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the achievement of certain revenue and operating results milestones as follows: $10.1 million in 2008, $4.0 million in 2009, and $12.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2007, the commitment under these agreements totaled $15.3 million.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2007 and 2006 appropriately reflect the estimated cost of such warranty obligations.

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of December 31, 2007, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the acquisition of Digene, the Company is now involved in various claims and legal proceedings of a nature considered normal to the business including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN expects its opening brief to be due on May 13, 2008. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (Ventana) in the United States District Court for the District of Delaware. Digene alleged that Ventana infringed one or more claims of United States Patent No. 4,849,331 (the ‘331 patent) and United States Patent No. 4,849,332 (the ‘332 patent). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (Beckman) human Papillomavirus business. On December 10, 2002, Beckman was added as a co-defendant in the infringement action. Subsequently, Beckman filed a motion seeking to compel arbitration and the court granted its request. As a matter of judicial economy, the Court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (AAA) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible.

On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The Court, however, noted that there remained a substantial question as to whether Ventana had a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana was continued, and trial was set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana proceeded based upon patent infringement of Digene’s 331 and 332 patents (HPV 35). However, on December 15, 2007, the parties agreed to terms of a mutual settlement of all claims to be finalized on or before December 31, 2007. A stipulation of dismissal was filed with the Court on January 4, 2008 and the case was officially closed on the same day.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their

Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement. The parties have served discovery requests (requests for production of documents and things). The parties are evaluating discovery and following up on supplementation of requests.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied that motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration. Both motions are currently being briefed and no decision has been rendered as of this date. The trial before the panel is scheduled for October 27, 2008, to November 14, 2008. QIAGEN intends to vigorously pursue this case.

17.	Employee Benefit Plans

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plan acquired with the acquisition of Digene Corporation, was $1.4 million, $881,000 and $782,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. In 2007, 2006 and 2005, matching contributions to the plan totaled approximately $390,000, $295,000 and $82,000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately, in compliance with the Emerging Issues Task Force Issue No. 88-21, “Determination of Vested Benefit Pension Plan” (EITF 88-1). The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.2 million at December 31, 2007 and $2.0 million at December 31, 2006. The adoption of SFAS No. 158 resulted in an increase to the pension liability of $333,000, deferred taxes of $129,000, and an increase in the loss of accumulated other comprehensive income of $204,000 in the consolidated balance sheet for the year ending December 31, 2006.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in aggregate immaterial except for certain transactions with the joint venture PreAnalytiX, Operon Biotechnologies, Inc., QIAGEN Finance and QIAGEN Euro Finance.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. As of December 31, 2007 and 2006, the Company had accounts receivable from PreAnalytix of $670,000 and $20,000, and accounts payable to PreAnalytix of $116,000 and $219,000, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2007 and 2006, the Company had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million and $2.9 million, respectively. As of December 31, 2007 and 2006, the Company has a loan payable to Euro Finance of $300.0 million amounts due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million and $1.9 million, respectively.

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. During 2007 and 2006 the Company paid approximately $471,000 and $524,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

19.	Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. In 2006, considering recent acquisitions, the Company revised its segment presentation. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s Corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	2007	2006	2005
Net Sales
North America	$465,878,000	$318,865,000	$285,242,000
Germany	270,173,000	220,325,000	187,381,000
Switzerland	56,615,000	40,044,000	36,957,000
Asia	71,168,000	49,875,000	35,266,000
Rest of World	148,082,000	109,025,000	88,924,000
Corporate	350,000	525,000	985,000

Subtotal	1,012,266,000	738,659,000	634,755,000
Intersegment Elimination	(362,492,000)	(272,881,000)	(236,360,000)

Total	$649,774,000	$465,778,000	$398,395,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. During 2007, 2006 and 2005, no single customer represented more than ten percent of consolidated net sales.

	2007	2006	2005
Intersegment Sales
North America	$(155,052,000)	$(115,924,000)	$(103,357,000)
Germany	(162,149,000)	(129,438,000)	(107,882,000)
Switzerland	(42,637,000)	(26,518,000)	(25,058,000)
Asia	(1,876,000)	(784,000)	—
Rest of World	(778,000)	(188,000)	(15,000)
Corporate	—	(29,000)	(48,000)

Total	$(362,492,000)	$(272,881,000)	$(236,360,000)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

	2007	2006	2005
Operating Income (Loss)
North America	$14,605,000	$31,414,000	$36,095,000
Germany	63,769,000	53,956,000	43,279,000
Switzerland	(391,000)	(1,558,000)	(305,000)
Asia	5,941,000	8,302,000	7,182,000
Rest of World	21,922,000	15,594,000	14,136,000
Corporate	(20,051,000)	(6,550,000)	(3,959,000)

Subtotal	85,795,000	101,158,000	96,428,000
Intersegment Elimination	(2,662,000)	(557,000)	(1,591,000)

Total	$83,133,000	$100,601,000	$94,837,000

The Corporate component of operating income (loss) is primarily general and administrative expenses and share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007	2006	2005
Depreciation and Amortization
North America	$34,274,000	$10,074,000	$6,538,000
Germany	20,186,000	14,070,000	13,829,000
Switzerland	2,653,000	1,638,000	1,753,000
Asia	2,512,000	1,626,000	231,000
Rest of World	2,373,000	1,850,000	1,641,000
Corporate	585,000	780,000	963,000

Total	$62,583,000	$30,038,000	$24,955,000

	2007	2006
Assets
North America	$2,122,875,000	$313,599,000
Germany	459,761,000	352,173,000
Switzerland	97,730,000	93,134,000
Asia	80,987,000	71,580,000
Rest of World	119,470,000	103,205,000
Corporate	1,862,963,000	1,360,732,000

Subtotal	4,743,786,000	2,294,423,000
Intersegment Elimination	(1,968,612,000)	(1,082,411,000)

Total	$2,775,174,000	$1,212,012,000

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2007 and 2006, for Switzerland, the net investment in equity method investees was $4.6 million and $2.6 million, respectively. The Netherlands had a net investment in equity method investees of $2.0 million and $963,000 as of December 31, 2007 and 2006, respectively.

	2007	2006	2005
Capital Expenditures
North America	$6,381,000	$4,206,000	$3,258,000
Germany	19,938,000	20,638,000	8,093,000
Switzerland	3,445,000	2,211,000	1,468,000
Asia	2,875,000	804,000	232,000
Rest of World	1,822,000	1,130,000	671,000
Corporate	31,000	6,000	6,000

Total	$34,492,000	$28,995,000	$13,728,000

	2007	2006
Long-Lived Assets
North America	$1,653,244,000	$189,680,000
Germany	303,097,000	245,818,000
Switzerland	12,191,000	9,293,000
Asia	33,237,000	30,627,000
Rest of World	45,817,000	38,843,000
Corporate	7,514,000	12,151,000

Total	$2,055,100,000	$526,412,000

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2005:
Allowance for doubtful accounts	$2,647,000	$54,000	$(620,000)	$307,000	$2,388,000
Year Ended December 31, 2006:
Allowance for doubtful accounts	$2,388,000	$378,000	$(333,000)	$175,000	$2,608,000
Year Ended December 31, 2007:
Allowance for doubtful accounts	$2,608,000	$1,807,000	$(1,062,000)	$(9,000)	$3,344,000

S-1