Form 20-F
period 2008-12-31
QIAGEN NV
filed 2009-03-25
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

None

The number of outstanding Common Shares as of December 31, 2008 was 197,839,113.

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

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, inter alia: QIAexpress®, QIAwell®, QIAEX® , QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, agAttract®, DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, RNAprotect® and LiquiChip®, LabelStar®, EasyXpress®, RNAiFect®, BioSprint®, TISSUERUPTOR®, THE SAMPLE & ASSAY COMPANY®, QIAGEN THE SAMPLE & ASSAY COMPANY®, QIAGEN SAMPLE & ASSAY TECHNOLGIES® , QIACUBE®, QIASYMPHONY®.

In 2008, 11 trademark applications were filed in Germany, Countries of the European Community, Japan, Canada and the United States of America such as Allprotect™, Rod Covers®, Cartridges® , Artus®, Type-it®, Bisulfitome®, QIAGEN Device Management Service™, QIAGEN Silver Logo™, QIAgilty™, PyroMark™ and PyroTect™.

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

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 20, 2009, was $1.3566 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data at December 31, 2008 and 2007 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2005 and 2004, and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004, is derived from audited consolidated financial statements not included herein.

Selected Financial Data

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2008	2007	2006	2005	2004
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$892,975	$649,774	$465,778	$398,395	$380,629
Cost of sales	293,285	216,227	147,303	126,513	128,528

Gross profit	599,690	433,547	318,475	271,882	252,101

Operating Expenses:
Research and development	97,331	64,935	41,560	35,780	34,351
Sales and marketing	227,408	164,690	115,942	94,312	87,506
General and administrative, integration and other costs	113,936	87,178	56,087	43,336	46,104
Acquisition related intangible amortization	14,368	7,711	2,085	378	—
Purchased in-process research and development	985	25,900	2,200	3,239	—

Total operating expenses	454,028	350,414	217,874	177,045	167,961

Income from operations	145,662	83,133	100,601	94,837	84,140

Other income (expense), net	(26,376)	(7,407)	5,467	2,427	(11,453)

Income before provision for income taxes and minority interest	119,286	75,726	106,068	97,264	72,687
Provision for income taxes	29,762	25,555	35,529	35,039	23,982
Minority interest	491	49	—	—	—

Net income	$89,033	$50,122	$70,539	$62,225	$48,705

Basic net income per Common Share(1)	$0.45	$0.30	$0.47	$0.42	$0.33

Diluted net income per Common Share(1)	$0.44	$0.28	$0.46	$0.41	$0.33

Weighted average number of Common Shares used to compute basic net income per Common Share	196,804	168,457	149,504	147,837	146,658
Weighted average number of Common Shares used to compute diluted net income per Common Share	204,259	175,959	153,517	150,172	148,519

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
(in thousands)	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$333,313	$347,320	$430,357	$191,700	$196,375
Working capital	$441,180	$482,215	$566,660	$278,586	$299,029
Total assets	$2,885,323	$2,775,174	$1,212,012	$765,298	$714,599
Total long-term liabilities, including current portion	$1,431,479	$1,220,084	$536,738	$230,086	$234,138
Total shareholders’ equity	$1,453,844	$1,391,575	$566,165	$450,457	$400,376
Common Shares	$2,212	$2,175	$1,535	$1,513	$1,495
Shares outstanding	197,839	195,335	150,168	148,456	147,020

Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $380.6 million in 2004 to $893.0 million in 2008. Recently, we have made several acquisitions, including our acquisition of Corbett Life Science Pte. Ltd (“Corbett”) in July 2008 and Digene Corporation in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In January 2009 we purchased land adjacent to our facility in Germany and are in the planning stage to further expand the German facilities for research and development and production space beginning in 2009 and continuing through 2011. In addition, we are planning for expansions at our Germantown, Maryland facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011. Such expansions increase fixed costs. These higher fixed costs will continue to be a cost of operations in the future, and until we fully utilize the additional capacity of the facilities, our gross profit and operating income will be negatively impacted. We also continue to upgrade our operating and financial systems and expand the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

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

During the past several years we have acquired a number of companies, including our acquisition of Corbett in July 2008 and Digene Corporation in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions, including our acquisition of Corbett and Digene, expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products are not accepted in the market, we may lose market share to our competitors which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many borrowers. A severe or prolonged economic downturn could result in a variety of risks to our business, including:

•

reductions or delays in planned improvements to the healthcare systems and research funding or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations;

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy could result in a need to delay capital expenditures, acquisitions or research and development projects;

•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2008, we owned 151 issued patents in the United States, 96 issued patents in Germany and 510 issued patents in other major industrialized countries. In addition, at December 31, 2008, we had 799 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.

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

A significant portion of our HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, we believe other companies are developing or may develop HPV detection tests.

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

Following our acquisition of Digene Corporation, we believe that revenue from sales of our HPV test product may represent as much as 30% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for the majority of our revenues for that product. A significant reduction in sales of this product may have a significant adverse impact on our earnings. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If we fail to diversify our product line and customer base for this product, we continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also depend on continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV products and our ability to increase sales of HPV products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and more specifically, of our HPV test products as a primary cervical cancer screening method, either alone or in conjunction with Pap tests and the implementation of prophylactic HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells, for instance, under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we continually need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer (DTC) awareness marketing programs including television advertisements are used because a well educated female population will work with their health care providers to increase the use of the HPV test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

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

Competition could reduce sales.

Our primary competition stems from traditional or “home-brew” methods that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed molecular tests. These tests, in particular if approved by the FDA or similar non-U.S. regulatory authorities, might offer an alternative to our products that could limit the laboratory customer base for our products. The success of our business depends in part on the continued conversion of current users of such traditional methods and home brew tests to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical and other products. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

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

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant affect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

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

We may encounter delays in receipt, or limit in amount, of some European reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technology or novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, UPS, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may not continue to be able to negotiate such collaborative arrangements on acceptable terms, and such relationships may not be scientifically or commercially successful. In addition, we may not be able to maintain such relationships and our collaborative partners may not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Sweden and the United States, and our instrumentation facilities are located in Switzerland and Australia. We also have established sales subsidiaries in numerous countries, including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil and Mexico. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our subsidiaries in the Americas, Europe and Japan.

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

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including those, arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise by existing personnel could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment of refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2008 of approximately $500.0 million, of which $25.0 million is due in July 2009, $50.0 million will become due in July 2010, $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of December 31, 2008, we also had additional long-term debt obligations of $445.0 million, of which $145.0 million becomes due in July 2011 and $300.0 million becomes due in November 2012. Furthermore, as of December 31, 2008, we have capital lease obligations, including the current portion, of $32.7 million, that expire in various years through 2018. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. Such additional funds may not be available or, if available, may not be available on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2008, our consolidated balance sheet reflected approximately $1.2 billion of goodwill and approximately $640.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles generally require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors, such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

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

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain products in development may be dependent on commercial sales by us or by purchasers of our diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially our products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

The key products and product candidates we acquired in our acquisition of Digene are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities previously performed by Digene (which are now performed by us), including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. Certain of our HPV test products were the first to obtain approval for regulated applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

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

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our self, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

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

We were incorporated under the laws of The Netherlands as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Our Common Shares may have a volatile public trading price.

The market price of the Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the closing price of our Common Shares has ranged from a high of $23.55 to a low of $12.91 on the NASDAQ, and a high of EUR 16.24 to a low of EUR 10.04 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the Common Shares include:

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

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association as amended on October 11, 2007, our authorized share capital amounts to EUR 9.0 million, divided into 410.0 million Common Shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2008, we had outstanding 197.8 million Common Shares plus 12.2 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 9.6 million were vested. A total of approximately 17.9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

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

History and Development of the Company

QIAGEN N.V. is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company. Our legal seat is in Venlo, The Netherlands. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. Our agent for service in the United States exclusively for actions brought by the United States Securities and Exchange Commission pursuant to the requirements of the United States federal securities laws, is Roland Sackers, QIAGEN North American Holdings, located at 19300 Germantown Road, Germantown, Maryland, 20874. As a holding company, we conduct our business through our subsidiaries located throughout the world, including subsidiaries in Europe, Japan, Australia, North America and East Asia. Further information about QIAGEN can be found at www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. Our objective is to expand our leadership position in all markets we serve. We have experienced significant growth in the past, with a five-year compound annual growth through December 31, 2008 of approximately 21% in net sales and 16% in net income, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. Significant events in the development of our business in 2008 include:

•

We were awarded an exclusive contract by the Singapore Ministry of Health to supply sample preparation solutions and molecular tests for the specific detection of Influenza H5N1 viruses (avian flu virus). The contract with the Singapore Ministry of Health is our latest supply agreement with public and private institutions engaged in H5N1 surveillance. More than 80 institutes worldwide involved in the surveillance of avian flu infection use procedures and reagents developed and offered by us.

•

We introduced the QIAsymphony SP, the first system of a novel modular processing platform, which can be integrated to automate entire workflows—from sample to result. The QIAsymphony offers the highest flexibility, convenience and safety for a broad range of sample and assay applications.

•

We launched the QIAxcel, an innovative automated system that will replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity.

•	We acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia.

•

We established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest in our Brazilian sub, QIAGEN Brasil Biotecnologia Ltda. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in our Brazilian subsidiary, represents the Company’s commitment to expanding our presence in Latin America.

•

We acquired a majority interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system—the Rotor-Gene™—a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In August 2008, new cervical cancer prevention guidelines issued by the German Association for Gynecology and Obstetrics (DGGG) recommended testing women 30 and over for HPV (human Papillomavirus)—the primary cause of cervical cancer. The guidelines recommend that HPV testing be performed along with a Pap test on women 30 and older.

•

We acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. All products are focused on faster and more accurate genetic analysis for clinical research. We acquired all assets related to the Biosystems Business including remaining minority interest in the outstanding stock of Corbett.

•

In November 2008, the Mexican Public Health Agency (Secretaria de Salud or SSA) announced the launch of the first phase of a program that will offer testing for HPV. The cost of the testing will be covered by the agency. In the first phase of the screening program, more than 200,000 women were being offered the HPV test along with the traditional Pap smear. In 2009, the pilot program will be expanded to include another 600,000 women in the 20 states with the highest death rate from cervical cancer. It is estimated that 6 million women a year will be eligible for HPV testing through the Mexican public health system once the screening program is national.

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

Sample Technologies:    Sample technologies are used to collect, stabilize, isolate and purify deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). Our sample technologies ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of assay technologies, such as reagents and testing solutions.

Assay Technologies:    Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our assay technologies include reagents which enable the detection of such purified target analytes, e.g. the DNA sequence from a specific virus, from a purified sample. We also provide closed assays, in which such assay technologies have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV, HPV or herpes. We hold a unique leadership positions in a wide range of tests including in HPV-testing, one of the largest and most rapidly expanding market segments for sample and assay technologies in molecular diagnostics and specifically in women’s health testing.

Our Products

We offer more than 500 consumable products and automated solutions. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•	Consumables:

Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our amplification consumables or molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which account for about 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid, DNA purification; RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. In 2007, we acquired Digene Corporation and began offering the HC2 HPV Test, a signal amplified test for the Human Papillomavirus for use in cervical cancer screening programs. The majority of our assays is validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU.

•	Instrumentation:

Our automated systems automate the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

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

Also in early 2008, we released our QIAxcel, an innovative automated system that will replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity and time to results.

In 2008, we acquired Corbett, who is best known for having developed the world’s first rotary real-time PCR cycler system—the Rotor-GeneTM—a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Also in 2008, we acquired the Biosystems Business of Biotage, best known for having pioneered Pyrosequencing®, which has become a fundamental technology in next-generation sequencing. Pyrosequencing is a patented assay technology that in special formats can achieve significantly longer runs and can be employed in a massively parallel design to address the needs for applications such as high volume data generation in whole genome sequencing applications. In its widely used standard format this technology provides the opportunity to read DNA-sequences up to 100 base pairs in real time and at a price per read in the single dollar range.

•	Other:

A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. To date in 2008, we have launched more than 80 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies, including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on one core application area than we believe is typical in our industry. Over 500 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2008, 2007 and 2006 were approximately $97.3 million, $64.9 million, and $41.6 million, respectively. We have fast, proven innovation cycles, with approximately five percent of 2008 revenue growth stemming from new products launched in 2008. Our comprehensive intellectual property portfolio spans over 700 granted patents and almost 800 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of sample and assay technology applications and generate an increased demand for our consumable products.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the Americas, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 1,100 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using hybrid capture 2, or HC2, technology. Additionally, we have implemented DTC advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HC2 HPV Test. We plan to continue the DTC campaign during 2009.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these local markets. In addition, we have full Japanese and Chinese language versions of our site. The information contained in, or that can be accessed through, our website is not part of this Annual Report.

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

Principal Markets

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive, manual methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses traditional methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally, during 2008 through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system—the Rotor-GeneTM—a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample and assay technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

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

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone primary screen, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005, we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

Applied Testing Market

We believe that emerging applied testing markets (which we define as the molecular diagnostics market outside of human healthcare), such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular-based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

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

Net Sales (in thousands)	2008	2007	2006
Americas*	$988,617	$465,878	$318,865
Germany*	331,013	270,173	220,325
Switzerland*	77,745	56,615	40,044
Asia*	90,047	71,168	49,875
All Other*	210,439	148,082	109,025
Corporate*	878	350	525

Subtotal	1,698,739	1,012,266	738,659
Intersegment Elimination+	(805,764)	(362,492)	(272,881)

Total	$892,975	$649,774	$465,778

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We have made and may continue to make investments in intellectual property. In the years ended December 31, 2008, 2007 and 2006, our purchases of intangible assets have totaled approximately $18.5 million, $24.1 million, and $6.4 million, respectively. We do not depend solely on any individual patent or technologies owned or licensed by us. We are, however, significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products as one of the major keys to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 151 issued patents in the United States, 96 issued patents in Germany and 510 issued patents in other major industrialized countries, and have 799 pending patent applications. Worldwide, we own 757 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

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

Competition

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies, such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, reproducibility and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to: Promega Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH

for nucleic acid separation and purification; Life Technologies Corp. (created through the merger of Invitrogen Corp. and Applied Biosystems Inc. in 2008) and Promega Corp. for assay solutions; Life Technologies Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

In respect to our HPV franchise, we face competition from well established diagnostic technologies, such as cytology and, particularly in Europe, from emerging alternative HPV testing approaches, such as research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies, such as Roche Diagnostics, Gen-Probe, Inc., and Hologic Inc. (formerly Third Wave Technologies, Inc.), which are developing or marketing HPV products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging). These tests, if approved by the FDA or similar non-U.S. regulatory authorities, might offer an alternative to our products and, considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability; ease of use; standardization; cost; proprietary position; the competitor’s share of the existing market; access to distribution channels; regulatory approvals; and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing over 800,000 women, have validated that our HPV test products, when used in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities for cervical disease and cancer due to high clinical sensitivity and high negative predictive value. In addition to the industry leading clinical performance of our assay, considering the high volume of the HPV testing market, we believe additional competitive factors in the HPV testing market relate to automation including performance and reliability; ease of use; standardization; cost; proprietary position; and regulatory approvals. We believe the HC2 test and associated automation are the current industry leaders in all categories.

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

Moderate risk products (e.g., Chlamydia and Gonorrhea tests, PreAnalytix PaxGene Blood RNA Kit) are Class II, and most require FDA review of a premarket notification, or 510(k), submission prior to sale in the US. The intended use and technology principle must be substantially equivalent to another legally marketed U.S. product. Internal analytical and external clinical data supporting product performance claims are included in the submission. After a 90 day review, FDA may issue a 510(k) clearance letter stating that the product is substantially equivalent to another and the product can now be sold in the US. On average, two 90 day FDA review cycles are typically required after submission to obtain market clearance of a new Class II IVD product.

High-risk products, such as our HC2 HPV test are Class III, and require FDA approval prior to product sale. The premarket approval application (PMA) includes analytical and external clinical data to prove product safety and effectiveness. PMA submissions also include the product handbook and description of manufacturing/quality control procedures. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

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

Organizational Structure

QIAGEN N.V. is the holding for more than 60 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly-owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germany, the United States and China. Our instrument production facilities are located in Switzerland and Australia. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Our production management personnel are highly qualified and many have advanced degrees in engineering, business and science. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, we use SAP software to integrate our material operating subsidiaries. Capital expenditures for property, plant and equipment totaled $39.4 million, $34.5 million and $29.0 million for the years ended December 31, 2008, 2007 and 2006.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which imposes current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

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

Our facilities in Hilden, Germany currently occupy a total of approximately 509,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land. During 2005, we purchased our leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden. Construction on the new facility began in August 2006 and was completed in 2007. The new logistics center comprises approximately 61,000 square feet and cost approximately EUR 9.0 million (approximately $13.1 million). We are currently contemplating an expansion to our Hilden facility that would expand our office, lab and manufacturing space and in January 2009 purchased a building adjacent to our current facility for EUR 2.5 million (approximately $3.2 million). We are still in the planning phase and construction could potentially begin in 2009. This new construction would be financed either through working capital or new borrowing.

Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 24-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. There is room for future expansion of up to 400,000 square feet of additional facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 140,000 square feet for manufacturing, warehousing, distribution and research operations. We are in the planning stage of an expansion of our Germantown facility which would expand our office, lab and manufacturing space. Construction could potentially begin in 2009 and would be financed either through working capital or new borrowings.

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

Forward—looking and Cautionary Statements

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Form 20-F.

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

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to throughout Europe and Asia, the Americas, Australia and Canada. We also have specialized independent distributors and importers. We employ more than 3,000 people in over 20 locations worldwide.

Since 2003, we have had a compound annual growth rate of approximately 21% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•

In October 2008, we acquired all assets to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

•

In July 2008, we acquired a major stake in Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

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

In 2008, on a consolidated basis, operating income increased to $145.7 million compared to $83.1 million in 2007. Our operating income was impacted by growth in consumables and instrument product sales, which experienced growth of 36% and 51% in 2008 as compared to 40% each in 2007, respectively. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development and costs related to the relocation and closure of certain facilities in North America. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

In 2007, on a consolidated basis, operating income decreased to $83.1 million, compared to $100.6 million in 2006 primarily due to an in-process research and development charge of $25.9 million.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands, two subsidiaries located in Germany and one in Australia which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as financing vehicles for the issuance of convertible debt, are not consolidated.

The following table sets forth operating income by segment for the years ended December 31, 2008, 2007 and 2006. Further segment information can be found in Note 19 in the accompanying financial statements.

Operating Income (Loss) (in thousands)	2008	2007	2006
Americas	$66,962	$14,605	$31,414
Germany	71,786	63,769	53,956
Switzerland	(8,249)	(391)	(1,558)
Asia	905	5,941	8,302
All Other	32,683	21,922	15,594
Corporate	(16,552)	(20,051)	(6,550)

Subtotal	147,535	85,795	101,158
Intersegment Elimination	(1,873)	(2,662)	(557)

Total	$145,662	$83,133	$100,601

In 2008, operating income in the Americas increased compared to the same period in 2007, primarily due to the July 2007 acquisitions which contributed for the entire year in 2008 versus a partial year in 2007. Additionally, the third quarter 2007 includes a charge of $25.9 million for purchased in-process research and development. While sales increased during 2008 as a result of acquisitions and organic growth, expenses in the Americas, including the amortization of acquired intangibles, were also higher following the acquisitions and ongoing integration efforts.

In Germany, operating income was higher in 2008, compared to 2007, primarily due to increased sales, partially offset by an increase in operating expenses.

In Switzerland, the decrease in operating income in 2008, as compared to 2007, was primarily due to an increase in research and development expense, partially offset by an increase in instrumentation sales.

The net decrease in operating income in our Asia segment in 2008 compared to 2007 is primarily due to an increase in operating expense in China, as a result of opening our new China sales office, located in Shanghai.

The increase in operating income in 2008 in our All Other segment is primarily due to the July 2008 acquisition of Corbett.

Fiscal Year Ended December 31, 2008 Compared to 2007

Net Sales

In 2008, net sales increased 37% to $893.0 million compared to $649.8 million in 2007. Our 2008 net sales include the results of operations of Corbett, which was acquired in July 2008, as well as Digene and eGene, which were acquired in the third quarter of 2007. The increase in total sales includes organic growth (13%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (2%). Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2008, net sales in Germany increased by 25%, net sales in Asia increased by 25%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased by 46% and net sales in all other countries increased by 38%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 88% of total sales, and instrumentation products, which represented approximately 11% of total sales. Sales of sample and assay technologies which include consumables and instrumentation experienced growth rates of 36% and 51%, respectively, in 2008 as compared to 2007. The current global financial crisis exposes us to the risk of a recession and while we expect continued growth in both our consumables and instrumentation businesses, it may be lower than our historical growth. Additionally, if the financial crisis endures too long and is not addressed promptly and effectively future growth could be adversely effected.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2008, we launched more than 80 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire sample and assay technology-related workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. For the year ended December 31, 2008, as compared to the same period in 2007, using the 2007 foreign exchange rates for both periods, net sales would have increased approximately by 35% as compared to the reported increases of 37%.

Gross Profit

Gross profit was $599.7 million, or 67% of net sales, in the year ended December 31, 2008 as compared to $433.5 million, or 67% of net sales, in 2007. The absolute dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. During 2008 and 2007, sample and assay product sales represented approximately 88% and 89% of our total sales, respectively. The gross margin in 2008 as compared to 2007 reflects an increase in sample and assay sales at a more favorable margin, offset by an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $48.7 million in 2008 as compared to $23.6 million in 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Corbett and Digene which were acquired in July 2008 and 2007, respectively. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2008 a total of $1.4 million was expensed to acquisition-related cost of sales related to the write-up of acquired inventory to fair market value as a result of the 2008 business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. During 2007, a total of $2.8 million was expensed to acquisition-related cost of sales and included approximately $300,000 of inventory, which was written off as a result of the Digene and eGene acquisitions as well as $2.5 million in cost related to the write-up of acquired inventory to fair market value as a result of the 2007 business combinations.

Research and Development

Research and development expenses increased 50% to $97.3 million (11% of net sales) in 2008 compared to $64.9 million (10% of net sales) in the same period of 2007. Using identical foreign exchange rates for both years, research and development expenses increased approximately 44%. Our 2007 and 2008 acquisitions, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of certain assays or instruments. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 38% to $227.4 million (25% of net sales) in 2008 from $164.7 million (25% of net sales) in 2007. Using identical foreign exchange rates for both years, sales and marketing expenses increased 35%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2008 as compared to 2007 is primarily due to our acquisitions of Corbett and Digene in July of 2008 and 2007, respectively, through which we acquired over 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs increased 31% to $113.9 million (13% of net sales) in 2008 from $87.2 million (13% of net sales) in 2007. Using identical foreign exchange rates for both years, these expenses increased approximately 28%. The increase in these expenses in

2008 is partly the result of general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence in Australia, as well as the full year’s expense from our 2007 acquisitions. Further, we have continued to incur integration costs for businesses acquired in 2007 as well as for the new businesses acquired in 2008. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Included in these costs are $8.1 million in 2008 and $7.2 million in 2007 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2009. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2008, the amortization expense on acquisition-related intangibles within operating expense increased to $14.4 million compared to $7.7 million in 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. In connection with the acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development which included $900,000 related to eGene and $25.0 million related to Digene. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Other Income (Expense)

Other expense was $26.4 million in 2008, as compared to other expense of $7.4 million in 2007. This increase in expense was mainly due to higher interest expense, lower interest income and the impairment of a cost-method investment. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believe the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2008, interest income decreased to $9.5 million from $19.5 million in 2007. The decrease in interest income was due to a decrease in the amount of investments along with a decline in interest rates.

Interest expense increased to $37.5 million in 2008 compared to $31.5 million in 2007. Interest costs primarily relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007 which is tied to LIBOR plus a margin.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2008 and 2007, our effective tax rates were 25% and 34%, respectively. The effective tax rates during 2008 and 2007 are impacted as a result of non-recurring acquisition-related charges which were recorded without any related tax benefit. In 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. In 2008, the German tax rate decreased to 30% as compared to 39% in 2007. Further, the effective tax rates during 2007 are impacted as a result of the $25.9 million purchased in-process research and development charge which was recorded without any related tax benefit.

Fiscal Year Ended December 31, 2007 compared to 2006

Net Sales

In 2007, net sales increased 40% to $649.8 million compared to $465.8 million in 2006. In 2007 compared to 2006, net sales in Germany increased 19%, net sales in Asia increased 41%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased 53%, primarily due to the acquisition of Digene, and net sales in all other countries increased 35%. The increase in sales in each of these regions was the result of an increase in our consumable and instrumentation products, which both experienced overall growth rates of 40% in 2007 as compared to 2006. The increase in consumable sales includes organic growth (12%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (6%). During 2007, sales from our instrumentation products increased primarily due to the launch of our new QIAcube system. Sales of our other offerings, primarily services, which represented 1% of our 2007 net sales, increased 30% in 2007 as compared to 2006.

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

We experienced increased instrument sales in 2007, including sales of our QIAcube instrument which began shipping in April 2007. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During both 2007 and 2006, instrumentation sales represented approximately 10% of our total sales.

Our consumable sales in 2007 represent approximately 90% of our total sales and increased 40% over sales in 2006. In 2007, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

Research and Development

Research and development expenses increased 56% to $64.9 million (10% of net sales) in 2007 compared to $41.6 million (9% of net sales) in 2006. Using identical foreign exchange rates for both years, research and development expenses increased approximately 47%. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

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

General and Administrative, Integration and Other Costs

General and administrative, integration and other costs increased 55% to $87.2 million (13% of net sales) in 2007 from $56.1 million (12% of net sales) in 2006. These expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth, as well as costs The increase in general and administrative expenses in 2007 is primarily the result of expenses related to the new subsidiaries in North America acquired during 2007, Digene and eGene, including $7.2 million for legal costs related to assumed litigation as well as costs related to the integration of the new businesses. In 2007 and 2006 we incurred costs related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. The restructuring was completed in 2007 at total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In 2007, we commenced the restructuring of our Huntsville, Alabama facility. The restructuring was completed during 2008.

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

Purchased In-Process Research and Development

In connection with our acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development. This amount represents $900,000 related to the acquisition of eGene and $25.0 million related to the acquisition of Digene Corporation and represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

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

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. During 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

In 2007 and 2006, our effective tax rate was 34%. The effective tax rates during 2007 and 2006 are impacted as a result of non-recurring acquisition related charges which were recorded without any related tax benefit. Further, effective January 1, 2007, The Netherlands corporate tax rate decreased to 25.5% from 29.6%. In addition, our newer subsidiaries in Asia, including Singapore and Korea which joined the consolidated group in the later half of 2006, have lower tax rates of 18% and 27%, respectively. Thus, in 2007, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006. In addition, due to the expiration of the statute of limitations, $2.2 million of tax benefits have been recognized during 2007. In future periods, we expect that the adoption of FIN 48 may result in greater volatility in the effective tax rate. In 2008, the German tax rate decreased to 30% from 39% which positively impacted our 2008 consolidated effective tax rate.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2008, 2007 and 2006 was ($230,000), $2.0 million and ($660,000), respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We account for derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying ‘accounting hedges’. All derivatives that qualify for hedge accounting in accordance with SFAS 133 are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2008 and 2007, we had cash and cash equivalents of $333.3 million and $347.3 million, respectively, and investments in current marketable securities of $2.3 million at December 31, 2007. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2008, cash and cash equivalents had decreased by $14.0 million from December 31, 2007 primarily due to cash provided by operating activities of $173.0 million and financing activities of $12.8 million, offset by cash used in investing activities of $210.5 million. As of December 31, 2008 and 2007, we had working capital of $441.2 million and $482.2 million, respectively.

Operating Activities.    For the years ended December 31, 2008 and 2007, we generated net cash from operating activities of $173.0 million and $84.8 million, respectively. Cash provided by operating activities increased in 2008 compared to 2007 primarily due to increases in net income, depreciation and amortization, and accrued and other liabilities, partially offset by an increase in inventories. The increase in net income is primarily attributable to our 2008 sales growth, while the increase in depreciation and amortization is primarily due to our 2007 acquisitions which recorded depreciation and amortization for the full year 2008, as compared to only a partial year in 2007. Further, our depreciation and amortization also increased in connection with the 2008 acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. Additionally, approximately $9.4 million of the increase in accrued and other liabilities is related to the derivative transactions used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these derivatives have been recognized in other income, net. The increase in inventories in 2008 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $210.5 million of cash was used in investing activities during 2008, compared to $659.7 million during 2007. Investing activities during 2008 consisted principally of cash paid for the acquisition of Corbett and the Biosystems Business along with purchases of property and equipment and intangible assets. In 2007, investing activities consisted principally of cash paid for the acquisitions of Digene and eGene during the third quarter of 2007 partially offset by proceeds from the sale of marketable securities.

In January 2009, we purchased land adjacent to our facility in Germany for EUR 2.5 million (approximately $3.2 million) and are in the planning stage to further expand the German facilities for research and development and production space beginning in 2009 and continuing through 2011 at an estimated investment of EUR 27.6 million. In addition, we are planning for expansions at our Germantown facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011 at an estimated cost of $29.0 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $42.0 million based on the achievement of certain revenue and operating results milestones as follows: $7.9 million in 2009, $15.9 million in 2010, $3.2 million in 2011, $3.5 million in 2012 and $11.5 million payable in any 12 month period from now until 2012 if certain criteria are met. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities.    Financing activities provided $12.8 million in cash for the year ended December 31, 2008, compared to $494.1 million for 2007. Cash provided during 2008 was primarily due to the issuance of common shares in connection with our employee stock plans, tax benefits from stock-based compensation and proceeds from a warrant exercise, partially offset by a repayment of debt and capital lease payments. In 2007 cash provided was primarily due to proceeds from debt.

We have credit lines totaling $165.3 million at variable interest rates, $0.1 million of which was utilized as of December 31, 2008. We also have capital lease obligations, including interest, in the amount of $32.7 million, and carry $945.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At December 31, 2008, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 10, 14 and 18 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the years ended December 31, 2008, 2007 and 2006.

Contractual Obligations

As of December 31, 2008, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$945,000	$25,000	$50,000	$220,000	$650,000	$—	$—
Capital lease obligations	42,363	4,971	4,964	5,000	4,989	5,055	17,384
Operating leases	21,988	8,399	6,660	4,301	2,025	554	49
Purchase obligations	33,291	25,617	5,968	189	181	181	1,155
License and royalty payments	8,752	4,670	1,212	742	642	670	816

Total contractual cash obligations	$1,051,394	$68,657	$68,804	$230,232	$657,837	$6,460	$19,404

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $42.0 million based on revenue and other milestones in 2009 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $8.3 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes and purchase price allocation. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

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

At December 31, 2008, goodwill and intangible assets totaled $1.2 billion and $640.3 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
North America	$954,218	$485,737
Germany	67,715	85,154
Switzerland	9,774	10,873
Asia	15,694	9,855
All others	104,704	46,301
Corporate	—	2,389

Total	$1,152,105	$640,309

In the fourth quarter of 2008, we performed our annual impairment assessment of goodwill (using data as of October 1, 2008) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2008.

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

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

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

Recent Authoritative Pronouncements

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

Our Supervisory Directors and Managing Directors, and their ages as of January 26, 2009, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	43	Managing Director, Chief Executive Officer
Roland Sackers	40	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	48	Managing Director, Senior Vice President, Research and Development
Bernd Uder	51	Managing Director, Senior Vice President, Global Sales

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	67	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	55	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	53	Supervisory Director
Erik Hornnaess	71	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	59	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 43, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 40, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2007, Mr. Sackers has served as QIAGEN’s representative observer on the board of Eurofins Genomics BV.

Dr. Joachim Schorr, 48, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 51, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today, Mr. Uder is responsible for the extension and the improvement of efficiencies of the Company’s global distribution network.

Professor Dr. Detlev H. Riesner, 67, is a co-founder of the Company. Professor Riesner served as member of the Supervisory Board of QIAGEN GmbH since 1984 and acted as its Chairman until 1988. In 1999, he was appointed Chairman of the Supervisory Board of QIAGEN N.V., and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics GmbH, Erkrath and Evocatal GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 55, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 53, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 71, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 67, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 59, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is Chairman of BBMedtech and a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen, 81, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers –

The tables below state the amounts earned on an accrual basis by our directors and officers in 2008. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2008 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2008	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,238,000	$533,000	$2,000	$1,773,000
Roland Sackers	$529,000	$274,000	$44,000	$847,000
Dr. Joachim Schorr	$353,000	$176,000	$25,000	$554,000
Bernd Uder	$353,000	$176,000	$15,000	$544,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2008 for the officer.

Year ended December 31, 2008	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$86,000	103,113	258,678
Roland Sackers	$77,000	33,638	84,386
Dr. Joachim Schorr	$27,000	16,020	40,190
Bernd Uder	$50,000	15,214	38,167

The Supervisory Board compensation for 2008 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

• Fee paid to each member of the Supervisory Board	€30,000

• Additional compensation payable to members holding the following positions:

• Chairman of the Supervisory Board	€20,000

• Vice Chairman of the Supervisory Board	€ 5,000

• Chairman of the Audit Committee	€15,000

• Chairman of the Compensation Committee	€10,000

• Fee payable to each member of the Audit Committee	€ 7,500

• Fee payable to each member of the Compensation Committee	€ 5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $234,000 to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$44,000	$29,000	$12,000	$—	$7,000	$92,000
Dr. Werner Brandt	$44,000	$22,000	$6,000	$—	$7,000	$79,000
Dr. Metin Colpan	$44,000	$—	$12,000	$—	$7,000	$63,000
Erik Hornnaess	$44,000	$22,000	$9,000	$11,000	$7,000	$93,000
Prof. Dr. Manfred Karobath	$44,000	$—	$12,000	$7,000	$7,000	$70,000
Heino von Prondzynski	$44,000	$—	$13,000	$11,000	$7,000	$75,000

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2008	2008 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,389	3,486
Dr. Werner Brandt	1,389	3,486
Dr. Metin Colpan	1,389	3,486
Erik Hornnaess	1,389	3,486
Prof. Dr. Manfred Karobath	1,389	3,486
Heino von Prondzynski	1,389	3,486

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 26, 2009:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,398,059	179,481	5/2009 to 2/2018	$4.590 to $22.430	576,853
Roland Sackers	203,346	45,311	3/2011 to 2/2018	$11.985 to $22.430	181,671
Dr. Joachim Schorr	177,127	27,386	10/2011 to 2/2018	$8.940 to $22.430	87,545
Bernd Uder	125,758	26,732	3/2011 to 2/2018	$11.985 to $22.430	86,153
Prof. Dr. Detlev H. Riesner	91,314	2,684	1/2010 to 4/2018	$6.018 to $22.430	8,873
Dr. Werner Brandt	0	1,389	4/2018	$22.430	3,486
Dr. Metin Colpan	976,797	2,684	5/2009 to 4/2018	$6.018 to $22.430	8,873
Erik Hornnaess	96,647	2,684	1/2010 to 4/2018	$6.018 to $22.430	8,873
Prof. Dr. Manfred Karobath	90,647	2,684	1/2010 to 4/2018	$6.018 to $22.430	8,873
Heino von Prondzynski	0	1,389	4/2018	$22.430	3,486

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. Presently, Dr. Colpan is not considered to be independent due to his former position as our Chief Executive Officer and member of our Managing Board. In addition, Mr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible to review major financial risk exposures, pre-approve related-party transactions, and review any legal matter that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

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

Share Ownership

The following table sets forth certain information as of January 26, 2009 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	0.75%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,952,068	(7)	0.99%
Dr. Werner Brandt, Germany	800		*
Dr. Metin Colpan, Germany	4,938,703	(8)	2.50%
Erik Hornnaess, Spain	10,000	(9)	*
Professor Dr. Manfred Karobath, UK	0	(10)	*
Heino von Prondzynski, Switzerland	0		*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 26, 2009.
(1)	The number of Common Shares issued and outstanding as of January 26, 2009 was 197,870,057. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 26, 2009. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)	Does not include 2,470,614 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between May 2009 and February 2018.
(4)	Does not include 214,558 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2018.
(5)	Does not include 188,150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.940 to $22.430 per share. Options expire in increments during the period between October 2011 and February 2018.
(6)	Does not include 136,588 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2018.
(7)	Does not include 91,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,952,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 976,797 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between May 2009 and April 2018. Includes 4,138,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330,566 Common Shares through Thomé Asset Management & Controlling.
(9)	Does not include 96,647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018.
(10)	Does not include 90,647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018.

Employees

As of December 31, 2008, we employed 3,041 individuals, 17% of whom worked in research and development, 37% in sales, 25% in production/logistics, 7% in marketing and 14% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	111	437	260	74	138	1,020
Europe	378	392	382	121	209	1,482
Asia	20	253	57	19	60	409
Rest of World	20	33	56	4	17	130

12 / 31 / 2008	529	1,115	755	218	424	3,041

At December 31, 2007 and 2006, we employed 2,662 and 1,954 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

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

Stock Plans

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment.

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

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans and exchanged Digene stock options and awards into the Company’s common stock. No new grants will be made under these plans.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

As of January 26, 2009, there were 10.3 million options outstanding at prices ranging between $1.85 and $49.75 and expiring between January 2009 and December 2018. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally there were 1.9 million restricted stock unit awards outstanding as of January 26, 2009. These awards will be released between July 2009 and December 2018. As of January 26, 2009, options to purchase 4.5 million Common Shares and 974,686 restricted stock units were held by the officers and directors of QIAGEN, as a group.

Item 7.    Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2008, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	23,079,319	(2)	11.67%

(1)	The percentage ownership was calculated based on 197,839,113 Common Shares issued and outstanding as of December 31, 2008.
(2)	Of the 23,079,319 shares attributed to FMR LLC, it has sole voting power over 10,224,131 shares and sole dispositive power over all 23,079,319 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 17, 2009, which reported ownership as of December 31, 2008. FMR Corp. reported that it beneficially owned 28,386,926 shares representing 14.53% of the total Common Shares issued and outstanding at December 31, 2007 and 18,425,233 shares representing 12.27% of the total Common Shares issued and outstanding at December 31, 2006.

Our common stock is traded on the NASDAQ Global Select Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 25, 2009, there were 191 shareholders of record of our common shares.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 26, 2009, the officers and directors of QIAGEN as a group beneficially owned 8,383,635 Common Shares, or 4.24% of the then outstanding Common Shares.

Related Party Transactions

In 2004, we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services subject to adjustment. During 2008 and 2007, we paid approximately $234,000 and $471,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. As of December 31, 2008 and 2007, we had accounts receivable from PreAnalytix of $276,000 and $670,000, and accounts payable to PreAnalytix of $250,000 and $116,000, respectively.

During 2007, we made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital, which represents a 33.3% interest in Dx Assays Pte Ltd. In the first quarter of 2008, we made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2008 and 2007, we had loans payable to QIAGEN Finance of $145.0 million and $150.0 million, respectively, and accrued interest due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million. As of December 31, 2008 and 2007, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million.

Item 8.    Financial Information

See Item 18.

Legal Proceedings

For information on legal proceedings, see Note 16 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 16, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

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

	High ($)	Low ($)
Annual
2004	15.61	8.74
2005	13.77	10.56
2006	16.15	11.72
2007	23.55	15.32
2008	23.39	12.91

	High ($)	Low ($)
Quarterly 2007:
First Quarter	17.91	15.32
Second Quarter	18.14	15.58
Third Quarter	19.53	16.31
Fourth Quarter	23.55	19.26

	High ($)	Low ($)
Quarterly 2008:
First Quarter	23.53	18.17
Second Quarter	22.62	18.49
Third Quarter	21.83	16.26
Fourth Quarter	20.27	12.91

Quarterly 2009:
First Quarter (through March 20, 2009)	18.00	15.08

	High ($)	Low ($)
Monthly
September 2008	21.42	16.26
October 2008	20.28	12.52
November 2008	16.29	13.82
December 2008	17.56	14.84
January 2009	18.00	16.32
February 2009	17.89	16.02

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

	High (EUR)	Low (EUR)
Annual
2004	12.40	7.15
2005	11.43	8.20
2006	13.09	9.55
2007	16.24	11.67
2008	15.58	10.19

	High (EUR)	Low (EUR)
Quarterly 2007:
First Quarter	13.95	11.67
Second Quarter	13.61	11.97
Third Quarter	13.64	12.16
Fourth Quarter	16.24	13.49

	High (EUR)	Low (EUR)
Quarterly 2008:
First Quarter	15.58	11.69
Second Quarter	14.62	11.96
Third Quarter	14.79	11.94
Fourth Quarter	14.09	10.19

Quarterly 2008:
First Quarter (through March 20, 2009)	14.04	11.51

	High (EUR)	Low (EUR)
Monthly:
September 2008	14.69	13.08
October 2008	14.09	10.19
November 2008	12.46	11.38
December 2008	13.21	11.86
January 2009	13.75	12.26
February 2009	14.04	12.73

Item 10.    Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979.” Set forth is a summary of certain provisions of our Articles of Association, as amended on July 2, 2008, or the Articles, and Dutch law, where applicable. Furthermore, a Dutch Corporate Governance Code, or Code, has been published on December 9, 2003 including principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

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

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the General Meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are of material significance to the Company and/or to the relevant Managing Director require the approval of the Supervisory Board.

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

Under Dutch law and the Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long-term investments.

Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation.

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

On August 2, 2004, we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the Option Agreement, SPAQ was granted an option to acquire such a number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

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

Pre-emptive Rights

Under the Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under the Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

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

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 26, 2008, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 20% of the outstanding shares, for an 18-month period from June 26, 2008 until December 26, 2009, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

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

Annual Accounts

We have a calendar fiscal year. Dutch law and the Articles require that within four months after the end of our fiscal year, the Managing Board must make available a report with respect to such fiscal year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an independent accountant. The annual report is submitted to the annual General Meeting for adoption.

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

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or represents a value of at least EUR 50,000,000 may request the company not later than on the sixtieth day prior to the day of the General Meeting to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

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

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of or in our interest. Shareholders holding at least one-tenth of our issued capital, or EUR 225,000, in nominal amount of our shares may inform the Managing Board and the Supervisory Board of their objections as to the policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.

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

Furthermore persons holding 5 percent or more in our voting rights or capital interest must within 4 weeks after December 31 of each year notify the AFM of any changes in the composition of their interest since their last notification.

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

A full exemption from Netherlands withholding tax may apply to certain U.S. corporate shareholders owning at least 80% of QIAGEN voting power for a period of at least twelve months prior to the distribution.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We account for derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying ‘accounting hedges’. All derivatives that qualify for hedge accounting in accordance with SFAS 133 are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Interest Rate Risk

At December 31, 2008, we had $333.3 million in cash and cash equivalents. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would decrease 2008 earnings by approximately $950,000.

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2008. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2008, we had $945.0 million in long-term debt, of which $300.0 million was, taking existing cash flow hedges into considerations, effectively at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2008 earnings by approximately $0.1 million, based on the period-end interest rate.

Foreign Currency Exchange Rate Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact, that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. To the extent practicable, such exposures are offset by operational measures, which include intercompany factoring transactions. We have entered into in the past, and may enter into in the future, foreign exchange derivatives, including forward contracts and options, to manage the remaining foreign exchange risk.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2008, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft the independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2008, has issued an attestation report on management’s assessment of our internal control over financial reporting, which is included in this Annual Report on Form 20-F. This report appears on page F-2.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval, provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

At our 2008 Annual General Meeting of Shareholders held on June 26, 2008, our shareholders appointed Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft to serve as our auditors for the fiscal year ended December 31, 2008. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young AG and affiliates for providing audit and other professional services in each of the last two fiscal years:

(in thousands)	2008	2007
Audit fees	$1,971	$2,576
Audit related fees	499	773
Tax fees	51	88
All other fees	—	14

Total	$2,521	$3,451

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

All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes-Oxley Act of 2002.

Item 16D.    Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

Our corporate governance practices generally derive from the provisions of [the Dutch Civil Code, and] the Dutch Corporate Governance Code. Further, due to our listing at the German Stock Exchange in Frankfurt, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law or state the deviations recorded in the period. These standards differ in some respects from the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. A brief summary of the principal differences follows.

Two-Tier Board

QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non executives), similar to a Board of Directors in a U.S. corporation. The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. The remuneration of the management has been determined by a remuneration policy which has been approved by QIAGEN’s shareholders in the General Meeting dated June 14, 2005. The remuneration of the members of the Managing Board will, with due observance of the remuneration policy, be determined by the Supervisory Board based on a proposal by its Compensation Committee.

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient. Pursuant to our Articles, members of the Supervisory Board cannot be involved in the day-to-day management of our business. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

Independence

Unlike the NASDAQ listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code recommends that all Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the NASDAQ rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, a majority of our Supervisory Board are “independent” under both the NASDAQ and Dutch definitions.

Independent Auditors

In contrast to rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, Dutch law requires that external auditors be appointed by the General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public auditor must be approved by the General Meeting. The Supervisory Board nominates a candidate for the appointment of an external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.

Exemptions

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•

QIAGEN is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.

•

QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of the General Meeting. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. However, the laws of The Netherlands do not provide for a “record date” to be fixed in advance of a General Meeting. As a result, the holder of the shares on the day of the meeting may vote the shares at the meeting. QIAGEN’s transfer agent has implemented procedures to check votes by proxy for validity on the day of the meeting.

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Further Information

For additional information regarding our boards, including the audit and other committees of our Supervisory Board, please refer to the discussion in Items 6 and 9 above.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-46 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

*1.1	Articles of Association as confirmed by notorial deed as of July 2, 2008 (English translation)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (3)

2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006 (5)

2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006 (5)

2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.9	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (filed as Exhibit (b)) (7)

2.10	Syndication and Amendment Agreement, dated September 25, 2007, between QIAGEN N.V. and Deutsche Bank AG (8)

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (8)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (8)

4.5	Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corporation, dated as of June 3, 2007 (Filed as Exhibit 2.1) (6).

4.6	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (Filed as Exhibit 4.23) (3)

4.7	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (4)

4.8	QIAGEN N.V. Amended and Restated Stock Plan (Filed as Exhibit 99.4) (2)

4.9	Digene Corporation Amended and Restated Omnibus Plan (Filed as Exhibit 99.2) (2)

4.10	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

4.11	Digene Corporation Amended and Restated Equity Incentive Plan (Filed as Exhibit 99.1) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.
(6)	Incorporated by reference to Form F-4 (File No. 333-143791) of QIAGEN N.V. filed with the Securities and Exchange Commission on June 15, 2007.
(7)	Incorporated by reference to Amendment No. 2 to Schedule TO of QIAGEN N.V. filed with the Securities and Exchange Commission on July 18, 2007.
(8)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 20, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 25, 2009
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years then ended. Our audits also included the financial statement schedule for the years ended December 31, 2008 and 2007 listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2008 and 2007, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, QIAGEN N.V. changed its method of accounting for uncertainties in income taxes in 2007 upon adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years then ended of QIAGEN N.V. and Subsidiaries and our report dated March 23, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2006. Our audit also included the financial statement schedule listed in the Index at Item 19(A) for the year in the period ended December 31, 2006. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2006 and the consolidated results of their operations and their cash flows for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the information in the related financial statement schedule for the year ended December 31, 2006, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

March 30, 2007

McLean, Virginia

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
(dollars in thousands)	2008	2007
Assets
Current Assets:
Cash and cash equivalents	$333,313	$347,320
Marketable securities	—	2,313
Accounts receivable, net of allowance for doubtful accounts of $3,070 and $3,344 in 2008 and 2007, respectively	158,440	141,846
Income taxes receivable	14,441	10,696
Inventories, net	108,563	88,346
Prepaid expenses and other	61,424	33,693
Deferred income taxes	27,374	23,732

Total current assets	703,555	647,946

Long-Term Assets:
Property, plant and equipment, net	289,672	283,491
Goodwill	1,152,105	1,107,882
Intangible assets, net of accumulated amortization of $132,570 and $65,129 in 2008 and 2007, respectively	640,309	639,107
Deferred income taxes	73,766	72,128
Other assets	25,916	24,620

Total long-term assets	2,181,768	2,127,228

Total assets	$2,885,323	$2,775,174

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
(dollars in thousands)	2008	2007
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$48,836	$40,379
Accrued and other liabilities (of which $6,358 and $6,410 due to related parties in 2008 and 2007, see Note 18)	163,513	104,224
Income taxes payable	14,288	13,456
Current portion of long-term debt	25,000	—
Current portion of capital lease obligations	2,984	2,769
Deferred income taxes	7,754	4,903

Total current liabilities	262,375	165,731

Long-Term Liabilities:
Long-term debt, net of current portion (of which $445,000 in 2008 and $450,000 in 2007 due to related parties, see Note 18)	920,000	950,000
Capital lease obligations, net of current portion	29,718	33,017
Deferred income taxes	212,589	225,893
Other (of which $1,391 due to related party in 2008, see Note 18)	6,797	8,405

Total long-term liabilities	1,169,104	1,217,315

Minority interest	—	553

Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—197,839,113 and 195,335,076 shares at December 31, 2008 and 2007, respectively	2,212	2,175
Additional paid-in capital	958,665	925,597
Retained earnings	477,812	388,779
Accumulated other comprehensive income	15,155	75,024

Total shareholders’ equity	1,453,844	1,391,575

Total liabilities and shareholders’ equity	$2,885,323	$2,775,174

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
(in thousands)	2008	2007	2006
Net sales	$892,975	$649,774	$465,778
Cost of sales	293,285	216,227	147,303

Gross profit	599,690	433,547	318,475

Operating Expenses:
Research and development	97,331	64,935	41,560
Sales and marketing	227,408	164,690	115,942
General and administrative, integration and other	113,936	87,178	56,087
Acquisition-related intangible amortization	14,368	7,711	2,085
Purchased in-process research and development	985	25,900	2,200

Total operating expenses	454,028	350,414	217,874

Income from operations	145,662	83,133	100,601

Other Income (Expense):
Interest income	9,511	19,509	16,359
Interest expense	(37,527)	(31,455)	(11,918)
Other income, net	1,640	4,539	1,026

Total other (expense) income	(26,376)	(7,407)	5,467

Income before provision for income taxes and minority interest	119,286	75,726	106,068
Provision for income taxes	29,762	25,555	35,529
Minority interest	491	49	—

Net income	$89,033	$50,122	$70,539

Basic net income per common share	$0.45	$0.30	$0.47

Diluted net income per common share	$0.44	$0.28	$0.46

Shares used in computing basic net income per common share	196,804	168,457	149,504

Shares used in computing diluted net income per common share	204,259	175,959	153,517

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(in thousands except shares)	Shares	Amount
BALANCE AT DECEMBER 31, 2005	148,455,864	1,513	157,796	274,200	16,948	450,457

Net income	—	—	—	70,539	—	70,539
Unrealized loss, net on hedging contracts	—	—	—	—	(539)	(539)
Realized loss, net on hedging contracts	—	—	—	—	2,122	2,122
Unrealized loss, net on marketable securities	—	—	—	—	(1,565)	(1,565)
Translation adjustment	—	—	—	—	24,473	24,473

Comprehensive income	—	—	—	—	—	95,030
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred taxes	—	—	—	—	(204)	(204)
Stock issued for acquisition	125,000	2	1,846	—	—	1,848
Common stock issuances under employee stock plan	1,586,676	20	10,986	—	—	11,006
Tax benefit of employee stock plan	—	—	7,385	—	—	7,385
Share-based compensation	—	—	326	—	—	326
Proceeds from subscription receivable	—	—	317	—	—	317

BALANCE AT DECEMBER 31, 2006	150,167,540	1,535	178,656	344,739	41,235	566,165

Net income	—	—	—	50,122	—	50,122
Unrealized gain, net on hedging contracts	—	—	—	—	903	903
Realized loss, net on hedging contracts	—	—	—	—	611	611
Unrealized loss, net on marketable securities	—	—	—	—	(504)	(504)
Realized gain, net on marketable securities	—	—	—	—	(1)	(1)
Unrealized gain, net on pension	—	—	—	—	47	47
Translation adjustment	—	—	—	—	32,733	32,733

Comprehensive income	—	—	—	—	—	83,911
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Stock issued for the acquisition of eGene Inc.	870,444	12	15,598	—	—	15,610
Stock issued for the acquisition of Digene Corporation.	39,618,164	563	635,388	—	—	635,951
Equity awards issued in connection with the Digene acquisition	—	—	33,212	—	—	33,212
Common stock issuances under employee stock plans	4,678,928	65	42,217	—	—	42,282
Tax benefit of employee stock plans	—	—	9,944	—	—	9,944
Share-based compensation	—	—	8,982	—	—	8,982
Proceeds from subscription receivables	—	—	1,600	—	—	1,600

BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts	—	—	—	—	(3,920)	(3,920)
Realized gain, net on hedging contracts	—	—	—	—	533	533
Realized loss, net on marketable securities	—	—	—	—	(780)	(780)
Unrealized gain, net on pension	—	—	—	—	65	65
Translation adjustment	—	—	—	—	(55,767)	(55,767)

Comprehensive income	—	—	—	—	—	29,164
Stock issued for the acquisition of eGene Inc.	16,860	1	301	—	—	302
Stock issued for the acquisition of Corbett.	218,504	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants	395,417	5	4,995	—	—	5,000
Common stock issuances under employee stock plans	1,873,256	28	13,427	—	—	13,455
Tax benefit of employee stock plans	—	—	(662)	—	—	(662)
Share-based compensation	—	—	9,791	—	—	9,791
Proceeds from subscription receivables	—	—	985	—	—	985

BALANCE AT DECEMBER 31, 2008	197,839,113	$2,212	$958,665	$477,812	$15,155	$1,453,844

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2008	2007	2006
Cash Flows From Operating Activities:
Net income	$89,033	$50,122	$70,539
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	42,618	31,257	21,818
Amortization of purchased intangible assets	63,086	31,326	8,220
Purchased in-process research and development	985	25,900	2,200
Non-cash acquisition related costs	5,869	2,839	4,745
Share-based compensation:
Share-based compensation expense	9,791	8,982	326
Excess tax benefits from share-based compensation	(1,775)	(9,944)	(7,385)
Deferred income taxes	(17,694)	(1,654)	5,210
Other	(843)	1,809	889
Net changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(19,078)	(21,378)	(3,275)
Income taxes receivable	4,705	(7,598)	(5,385)
Inventories	(30,371)	(8,738)	(4,202)
Prepaid expenses and other	(396)	(4,604)	1,238
Other assets	4,975	(887)	(1,662)
Increase (decrease) in:
Accounts payable	5,753	956	2,720
Accrued and other liabilities	19,081	(23,539)	1,523
Income taxes payable	(3,110)	7,534	525
Other	369	2,428	3,435

Net cash provided by operating activities	172,998	84,811	101,479

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(39,448)	(34,492)	(28,995)
Proceeds from sale of equipment	1,233	715	1,256
Purchases of intangible assets	(18,469)	(24,122)	(6,358)
Purchases of investments	(4,175)	(747)	—
Collections of note receivable in connection with disposed synthetic DNA business unit	—	5,106	652
Purchases of marketable securities	—	(45,444)	(56,606)
Sales of marketable securities	2,313	299,005	20,000
Investment in unconsolidated subsidiary	—	—	(42)
Cash paid for acquisitions, net of cash acquired	(150,531)	(859,692)	(95,379)
Loan to related party	(1,441)	—	—

Net cash used in investing activities	(210,518)	(659,671)	(165,472)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
(in thousands)	2008	2007	2006
Cash Flows From Financing Activities:
Proceeds from debt	—	780,018	295,022
Repayment of debt	(5,000)	(337,811)	(9,825)
Principal payments on capital leases	(2,995)	(1,979)	(745)
Proceeds from subscription receivables	985	1,600	317
Excess tax benefits from share based compensation	1,775	9,944	7,385
Issuance of common shares under employee stock plans	13,455	42,282	11,006
Issuance of common shares under exercise of warrant	5,000	—	—
Other financing activities	(451)	—	—

Net cash provided by financing activities	12,769	494,054	303,160

Effect of exchange rate changes on cash and cash equivalents	10,744	(2,231)	(510)

Net (decrease) increase in cash and cash equivalents	(14,007)	(83,037)	238,657
Cash and cash equivalents, beginning of year	347,320	430,357	191,700

Cash and cash equivalents, end of year	$333,313	$347,320	$430,357

Supplemental Cash Flow Disclosures:
Cash paid for interest	$36,460	$30,531	$24,289
Cash paid for income taxes	$39,475	$14,234	$36,384
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$141	$59	$175
Issuance of common shares in connection with acquisitions	$4,536	$651,561	$1,847

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

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

During 2008, the Company acquired Corbett Life Science Pty. Ltd. and the assets related to the Biosystems Business from Biotage AB. During 2007, the Company acquired eGene Inc. and Digene Corporation, as discussed more fully in Note 4. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

affected. Additionally, the Company’s customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which the Company’s products are used could have a significant effect on the demand for our products.

The financial instruments used in managing the Company’s foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. The Company attempts to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of the Company’s financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, the Company has no reason to believe that any counterparties will default on their obligations and therefore does not expect to record any losses as a result of counterparty default. In order to minimize the Company’s exposure with any single counterparty, the Company has entered into master agreements which allow it to manage the exposure with the respective counterparty on a net basis. In connection with such agreements the Company does not require and is not required to pledge collateral for derivative transactions.

Other financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. The Company attempts to minimize the risks related to cash and cash equivalents and short-term investments by using highly-rated financial institutions that invest in a broad and diverse range of financial instruments. The Company has established guidelines related to credit ratings and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

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

Marketable Securities and Investments:    The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All such investments are classified as “available for sale” and stated at fair value. Interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Temporary declines in the value of investments classified as available-for-sale are recorded as an unrealized loss and netted with unrealized gains and reported as a separate component of shareholders’ equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in the consolidated statements of income. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended December 31, 2008, 2007 and 2006, write-offs of accounts receivable totaled $703,000, $1.1 million and $333,000 while provisions for doubtful accounts which were charged to expense totaled $827,000, $1.8 million and $378,000, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2008 and 2007:

(in thousands)
Raw materials	$34,820	$26,855
Work in process	36,305	35,894
Finished goods	37,438	25,597

Total inventories	$108,563	$88,346

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 60 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other income (expense).

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

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition-related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142, goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. The Company has elected to perform its annual test for indications of impairment as of October 1st of each year. Goodwill is potentially impaired when, in the first step, the net book value of a reporting unit exceeds its estimated fair value. Our reporting units are our subsidiaries. If impairment is indicated, then the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In testing for potential impairment, the estimated fair value of reporting units is based upon discounted future operating cash flows using a discount rate reflecting the estimated average cost of funds. Future cash flows are based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. For the years ended December 31, 2008, 2007 and 2006, goodwill has not been impaired.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services and technology. The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured.

Consumable Products

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

Instrumentation

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, separately-priced extended warranty services or separately-priced extended maintenance contracts, revenue is first allocated to separately-priced extended warranty or maintenance contracts based on the stated contract price, then the remaining contract value is allocated to the remaining elements based on objective, verifiable evidence of the fair value of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or extended product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Other

Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectability is reasonably assured.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

organizations, and laboratories for the provision of services and materials. Purchased in-process research and development is expensed if technological feasibility has not been demonstrated and there is no alternative use for the in-process technology.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2008, 2007 and 2006, shipping and handling costs totaled $17.1 million, $17.1 million and $8.8 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred according to Statement of Position 93-7, “Reporting on Advertising Costs.” Advertising costs for the years ended December 31, 2008, 2007 and 2006 were $21.5 million, $5.0 million and $2.6 million, respectively.

General and Administrative, Integration and Other Costs

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, the Company incurs indirect acquisition and business integration costs in connection with its purchase business combinations. These costs represent incremental costs that the Company believes would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs incurred in connection with a restructuring which was not contemplated at the time of acquisition. These costs are expensed as incurred.

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

(in thousands)
BALANCE AT DECEMBER 31, 2006	$1,413
Provision charged to income	1,078
Usage	(775)
Adjustments to previously provided warranties, net	(155)
Currency translation	60

BALANCE AT DECEMBER 31, 2007	$1,621
Provision charged to income	1,884
Usage	(622)
Adjustments to previously provided warranties, net	(32)
Currency translation	(127)

BALANCE AT DECEMBER 31, 2008	$2,724

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

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes.” Tax benefits are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar and subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2008, 2007 and 2006 was ($230,000), $2.0 million, and ($660,000), respectively, and is included in other income (expense), net.

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and its amendments. The purpose of the derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

The Company accounts for share-based payments in accordance with the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107). Under SFAS No 123(R), compensation cost for all share-based payments granted subsequent to January 1, 2006 are recorded based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Stock Options:    The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Restricted Stock Units:    Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense ratably over the vesting period.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Amounts reported in prior years as acquisition, integration and related costs within operating expenses are now included as part of the line “General and administrative, integration, and other costs.”

Recent Authoritative Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161)—an amendment of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 will impact disclosures only and will not have an impact on the Company’s consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principles, and expands disclosures about fair value measurements. SFAS 157 requires disclosure of information that enables users of the financial statements to assess the inputs used to develop fair value measurements and, for recurring fair value measurements using significant unobservable inputs, the effects of the measurements on earnings for the period. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position 157-2, “Effective date of FASB 157,” which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. In October 2008, the FASB issued Staff Position (FSP) 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. In accordance with the Staff Positions, we adopted SFAS 157 for financial assets and liabilities as of January 1, 2008. The adoption did not have a material impact on our consolidated results of operations and financial position. The provisions of FAS 157 related to other nonfinancial assets and liabilities became effective for the Company on January 1, 2009, and are being applied prospectively. Additional information with respect to the adoption of this standard is set forth in Note 6 to the consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142. FSP 142-3 amends paragraph 11(d) of SFAS 142 to require an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. FSP 142-3 also requires incremental disclosures for renewable intangible assets. FSP 142-3 is effective for financial statements for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. However, the incremental disclosure requirements would apply to all intangible assets, including those recognized in periods prior to the effective date of FSP 157-3. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. While FAS No. 141R applies only to business combinations with an acquisition date after its effective date, the amendments to FASB Statement No. 109, Accounting for Income Taxes (FAS 109), with respect to deferred tax valuation allowances and liabilities for income tax uncertainties will be applied to all deferred tax valuation allowances and liabilities for income tax uncertainties recognized in prior business combinations. The Company expects SFAS No. 141R will have an impact on the consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date. The Company is still assessing the impact of this standard on the future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective for the Company beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the future impacts of and disclosures under this standard.

In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.” Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective for the Company beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently evaluating the impacts of and disclosures under this standard.

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per Common Share:

	Years ended December 31,
(in thousands)	2008	2007	2006
Weighted average number of Common Shares used to compute basic net income per Common Share	196,804	168,457	149,504
Dilutive effect of stock options and restrictive stock units	3,122	3,716	2,635
Dilutive effect of outstanding warrant shares	4,333	3,786	1,378

Weighted average number of Common Shares used to compute diluted net income per Common Share	204,259	175,959	153,517

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,149	2,207	3,309

Outstanding warrants having no dilutive effect, not included in above calculation	22,430	23,166	22,071

4.	Acquisitions

Significant 2008 Acquisitions

On July 1, 2008, the Company acquired an 82.5% interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, the Company acquired all assets

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17.5% shareholding in Corbett.

The total Corbett transaction, including the 17.5% acquired via the Biosystems Business acquisition, is preliminarily valued at approximately $115.4 million, including $111.2 million in cash including transaction costs, net of cash acquired and 218,504 shares of QIAGEN restricted common shares, valued at approximately $4.2 million. Contingent consideration includes performance and development milestone payments and other contingencies of up to approximately $24.2 million payable through 2012. The Biosystems Business transaction, excluding the 17.5% Corbett shareholding, is preliminarily valued at approximately $31.0 million in cash including transaction costs. Contingent consideration includes performance milestone payments of up to $6.5 million through 2012, of which $500,000 was earned in 2008 and will be paid in 2009.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from the date of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the fair-value of acquired pre-acquisition contingencies and restructuring costs in connection with the acquisition of Corbett and the Biosystems Business, as well as the resulting deferred taxes.

The preliminary purchase allocations are as follows:

(in thousands)	Corbett Acquisition	Biosystems Business Acquisition	Total
Purchase Price:
Issuance of restricted shares	$4,234	$—	$4,234
Cash, including transaction costs	97,197	52,024	149,221
Cash acquired	(7,075)	—	(7,075)
Cash for 17.5% interest in Corbett	21,071	(21,071)	—

	$115,427	$30,953	$146,380

Preliminary Allocation:
Working capital	$8,192	$3,030	$11,222
Fixed and other long-term assets	4,204	234	4,438
Acquired intangible assets	56,000	15,300	71,300
Goodwill	63,806	14,662	78,468
Purchased in-process research and development expense	1,000	—	1,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,800)	—	(16,800)
Liabilities assumed	(975)	(2,273)	(3,248)

	$115,427	$30,953	$146,380

In connection with the acquisition of Corbett, $25.1 million has been paid into an escrow account to cover preacquistion contingencies assumed in the acquisition, including any payments required under the resolution of

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquired litigation (see Note 16). The escrow amounts are recorded as an asset in prepaid and other expenses. Correspondingly, $25.1 million for preacquistion contingencies, including matters other than the ABI litigation, is recorded as a liability under accrued and other liabilities as of December 31, 2008.

The Company’s acquisitions have historically been made at prices at or above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include the use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to effectively expand sales of the Company’s products; and elimination of duplicative facilities, functions and staffing.

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2008 are as follows:

(in thousands)	Corbett Acquisition	Biosystems Business Acquisition	Total
Product technology and know how	$35,000	$12,600	$47,600
Customer relationships	17,400	1,800	19,200
Tradename	3,600	900	4,500

	$56,000	$15,300	$71,300

The weighted-average amortization period for all intangible assets acquired in 2008 is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Purchased In-process Research and Development

Purchased in-process research and development expense represents the value assigned to research and development projects, which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In accordance with FASB SFAS No. 2, Accounting for Research and Development Costs, as interpreted by FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, amounts assigned to purchased in-process research and development meeting these criteria must be charged to expense at the date of consummation of the purchase business combination. In 2008, a charge of approximately $1.0 million was recorded for purchased in-process research and development in connection with the Corbett acquisition, based on preliminary allocations of the purchase price. While the in-process research and development project was expected to represent new differentiating technology, the revenues forecasted for the project were a minor component of the overall projected revenues.

The estimated fair values of the projects were determined using the income approach, which discounts expected future cash flows to present value. The fair value of the purchased in-process research and development was estimated using a present value discount rate of 25%, which is based on the estimated return requirements for the projects and includes a premium over the Company’s weighted average cost of capital due to the inherent uncertainties associated with the incomplete programs. The rate is consistent with Corbett’s internal rates for similar research and development projects, and represents the rate market participants would use to value the purchased in-process research and development. The projected cash flows were estimated by

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

forecasting total revenues expected from these products and deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of the net return on the in-process technology. These net returns were reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties in achieving commercial readiness. While the assumptions used in valuing in-process research and development are reasonable, they are inherently uncertain.

Pro forma results

The following unaudited pro forma information assumes that the above acquisition occurred at the beginning of the periods presented. For the years ended December 31, 2008 and 2007, pro forma net sales would have been $929.6 million and $708.4 million, pro forma net income would have been $95.3 million and $57.7 million, and pro forma diluted net income per common share would have been $0.47 and $0.33, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2008 Acquisitions

On February 11, 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0.9 million and a potential milestone payment amounting to a maximum of AUD 0.4 million, which will become due upon the accomplishment of certain revenue targets in the 12-month period following the acquisition.

On May 2, 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. In July 2008, the Company acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

2007 Acquisitions

During 2007, the Company completed the acquisition of eGene, Inc. pursuant to which eGene, Inc. (eGene) became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. Under the terms of the agreement, eGene shareholders received $0.65 in cash and 0.0416 Common Shares of QIAGEN stock per share of eGene common stock. The aggregate purchase consideration amounts to approximately $30.7 million, consisting of approximately $15.0 million in cash, including direct acquisition costs of approximately $.6 million and net of $.2 million cash acquired, and 887,304 QIAGEN Common Shares valued at $15.9 million.

Also in 2007, the Company acquired Digene Corporation (Digene) in a transaction consisting of 55% cash and 45% QIAGEN Common Shares combining the Company’s leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in human Papillomavirus (HPV)-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. In July 2007, the Company successfully completed its exchange offer and, through a short-form merger under Delaware law, the Company acquired all other Digene shares. Following the completion of the merger, Digene became a wholly-owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net of $17.5 million in cash acquired, the aggregate purchase consideration amounted to approximately $1.5 billion and consisted of approximately $856.0 million in cash, including direct acquisition costs of approximately $19.5 million, 39.6 million QIAGEN Common Shares valued at $636.0 million and 5.0 million of exchanged equity awards valued at $33.2 million. The estimated fair value of Common Shares was determined using an average price of $16.05 per share, which was determined by averaging the closing price of our common stock from two trading days before to two trading days after the announcement date in accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” The fair value of stock options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life ranging from 0.73 to 1.46 years, risk-free interest rate ranging from 4.67% to 4.75%, expected volatility ranging from 26.5% to 26.9% and no dividend yield. The Company’s acquisitions have historically been made at prices at or above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition.

Final Allocation of 2007 Acquisitions

The allocation of the purchase price and transaction costs for eGene and Digene as of December 31, 2008 is as follows:

(in thousands)	eGene Acquisition	Digene Acquisition	Total
Purchase Price:
Stock issued or to be issued	$15,912	$635,951	$651,863
Cash, including direct costs	15,032	856,159	871,191
Exchanged equity awards	—	33,211	33,211
Cash acquired	(202)	(17,534)	(17,736)

	$30,742	$1,507,787	$1,538,529

Allocation:
Working capital	$(2,757)	$198,777	$196,020
Fixed and other long-term assets	234	40,341	40,575
Acquired intangible assets	13,100	504,000	517,100
Goodwill	24,733	925,857	950,590
Purchased in-process research and development expense	900	25,000	25,900
Deferred tax liability on fair value of identifiable intangible assets acquired	(4,734)	(155,481)	(160,215)
Liabilities assumed	(734)	(30,707)	(31,441)

	$30,742	$1,507,787	$1,538,529

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2007 are as follows:

(in thousands)	eGene Acquisition	Digene Acquisition	Total
Customer relationships	$700	$93,000	$93,700
Product technology and know how	12,400	252,000	264,400
Patented technology	—	138,000	138,000
Tradename	—	21,000	21,000

	$13,100	$504,000	$517,100

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities related to the 2007 acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying consolidated balance sheet. In connection with the 2008 acquisitions, the Company accrued $359,000 for lease and facility costs.

Changes in the acquisition accrual for the 2007 acquired businesses for the year ended December 31, 2008 are as follows:

(in thousands)	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2007	$2,310	$1,561	$152	$4,023
Amounts accrued	1,324	(84)	235	1,475
Amounts paid in cash or settled	(2,267)	(481)	(286)	(3,034)

ACCRUAL BALANCE AT DECEMBER 31, 2008	$1,367	$996	$101	$2,464

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Accumulated Other Comprehensive Income

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

(in thousands)	2008	2007
Net unrealized gain on marketable securities	$—	$780
Net unrealized gain (loss) on hedging contracts, net of tax of $1.5 million and $512,000 in 2008 and 2007, respectively	(2,162)	1,225
Net unrealized loss on pension, net of tax of $40,000 and $67,000 in 2008 and 2007, respectively	(92)	(157)
Foreign currency translation adjustments	17,409	73,176

Accumulated other comprehensive income	$15,155	$75,024

6.	Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities, which requires the Company to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. SFAS 157 clarifies the fair value measurement objective within U.S. generally accepted accounting principles and its application under the varying pronouncements that require or permit fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s financial assets and liabilities subject to SFAS 157 consist of derivative contracts used to hedge currency risk on foreign denominated assets and liabilities, which are classified in Level 2 of the fair value hierarchy. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. The Company makes use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying ‘accounting hedges’. All derivatives that qualify for hedge accounting in accordance with Statement 133 are ‘cash-flow hedges’. In 2008, the Company did not record any hedge ineffectiveness in income (expense) and did not discontinue any cash-flow hedges. The Company does not expect to reclassify any amount currently included in accumulated other comprehensive income as unrealized gain or loss from derivative contracts into earnings.

As of December 31, the carrying amounts of, which are equal to the respective fair values, of derivative financial instruments were as follows:

(in thousands)	2008	2007
Assets
Derivatives without a hedging relationship	$344	$—
Derivatives with a hedging relationship (hedge accounting)	$—	$63
Liabilities
Derivatives without a hedging relationship	$10,891	$1,500
Derivatives with a hedging relationship (hedge accounting)	$14,839	$5,888

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Footnotes 10 and 14 for details) and which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the delta in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2008 and 2007 of approximately $3.1 million and $5.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, at year-end the Company was party to cross currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Footnotes 10 and 14 for details) and which qualified as cash flow hedges with a notional amount of $60.0 million which mature in November 2012 and had a fair market value of $4.9 million at December 31, 2008 which is included in other long-term liabilities in the accompanying consolidated balance sheet.

The Company is party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately $163.3 million and a fair value of $0.3 million and $10.9 million which is included in other assets and other liabilities respectively and which expire during January and March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign exchange risk. Changes in their fair value have been recognized in other income, net.

In 2007, the Company had forward arrangements which qualified as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007, the Company held a contract for Canadian dollars 5.0 million

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which matured in February 2008 and had a fair market value of $788,000 at December 31, 2007 included in other liabilities. Additionally the Company held a contract for Japanese yen 160.0 million which matured in March 2008 and had a fair market value of $63,000 at December 31, 2007 which is included in prepaid and other assets at December 31, 2007.

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt, which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of December 31, 2008, had an aggregate fair value of $6.8 million recorded in other long-term liabilities in the accompanying consolidated balance sheet.

7.	Marketable Securities

At December 31, 2008, the Company had no investments in marketable securities. At December 31, 2007, the Company held 289,096 shares in Coley Pharmaceutical Group (CPG) with a fair market value of $2.3 million and a cost of $1.4 million. In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for $8 per share. Upon the exchange in January 2008, the Company received $2.3 million in cash and recognized a gain of approximately $780,000.

For the years ended December 31, 2008, 2007 and 2006, proceeds from sales of available-for-sale securities totaled $2.3 million, $299.0 million and $20.0 million, respectively. There were no realized gains or losses during 2007 and 2006.

8.	Prepaid Expenses and Other

Prepaid expenses and other current assets are summarized as follows as of December 31, 2008 and 2007:

(in thousands)	2008	2007
Prepaid expenses	$19,418	$18,555
Escrow in connection with Corbett Acquisition	25,139	—
Value Added Tax	10,427	4,980
Other receivables	6,440	10,158

	$61,424	$33,693

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2008 and 2007:

(in thousands)	Estimated useful life (in years)	2008	2007
Land	—	$13,357	$13,793
Buildings and improvements	1-40	225,284	225,804
Machinery and equipment	2-10	131,118	111,930
Computer software	1-5	44,268	37,724
Furniture and office equipment	2-10	58,783	52,877
Construction in progress	—	10,932	7,842

		483,742	449,970
Less: Accumulated depreciation and amortization		(194,070)	(166,479)

Property, plant and equipment, net		$289,672	$283,491

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006 depreciation and amortization expense totaled $36.2 million, $26.1 million and $19.7 million, respectively. Repairs and maintenance expense was $9.7 million, $7.4 million and $4.5 million in fiscal years 2008, 2007 and 2006, respectively.

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

A summary of these investments, which are included in other assets, as of December 31, 2008 and 2007, is as follows:

Company (in thousands)	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
		2008	2007	2008	2007	2006
PreAnalytiX GmbH	50.00%	$7,008	$4,555	$1,459	$1,318	$1,009
QBM Cell Science	19.50%	$443	$504	$(61)	$(42)	$(28)
QIAGEN Finance	100.00%	$703	$277	$426	$86	$66
QIAGEN Euro Finance	100.00%	$733	$476	$257	$250	$204
Dx Assays Pte Ltd	33.30%	$316	$747	$(408)	$—	$—

During 2008, the Company invested $4.2 million for a 5% interest in a privately-held company. This investment is accounted for under the cost method of accounting.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2007, the Company had a $4.0 million investment in a privately-held company accounted for under the cost method of accounting. During 2008, in connection with the acquisition of Corbett, the Company recorded a $4.0 million impairment of this investment based on the Company’s assessment of the recoverability of the investment amount. Following the acquisition of Corbett, management anticipated a change in the Company’s purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, the Company believes the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment is worthless and that recoverability of the asset through future cash flows is not considered likely enough to support the current carrying value. The Company has no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee. The impairment is included in other income, net in the accompanying consolidated statements of operations.

At December 31, 2008, the Company had a loan receivable of $1.4 million included in other long-term assets, due from Dx Assays, which bears interest at 15% and is due in March 2013. As of December 31, 2008, total assets of Dx Assays totaled $4.9 million and shareholders’ equity amounted to $189,000. In 2008, Dx Assays recorded revenues of $121,000 and a net loss of $1.7 million.

As of December 31, 2008 and 2007, total assets of QBM Cell Science totaled $233,000, and $383,000, respectively, and shareholders’ equity amounted to $191,000 and $317,000, respectively. In 2008, QBM Cell Science recorded revenues of $348,000 and a net loss of $280,000. In 2007, revenues of $303,000 and a net loss of $396,000 were recorded.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary within the provisions of FASB revised Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities.” Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. Total assets of PreAnalytiX amounted to $16.4 million and $12.3 million as of December 31, 2008 and 2007, respectively. The shareholders’ equity for PreAnalytiX amounted to $15.9 million as of December 31, 2008 and $11.0 million as of December 31, 2007. PreAnalytiX revenues totaled $10.2 million and $7.8 million in 2008 and 2007, respectively. PreAnalytiX net income was $3.9 million and $3.3 million in 2008 and 2007, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46R, QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to Accounting Principles Board Opinion No. 18, and accordingly records 100% of the profit or loss of

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

11.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2008 and December 31, 2007:

(in thousands)	Weighted Average Life	2008		2007
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11 years	$233,083	$(43,399)	$216,871	$(24,557)
Developed technology	10 years	379,763	(65,456)	345,213	(30,412)
Customer base, Trademarks and non-compete agreements	11 years	160,033	(23,715)	142,152	(10,160)

		$772,879	$(132,570)	$704,236	$(65,129)

Unamortized Intangible Assets:
Goodwill		$1,152,105		$1,107,882

Amortization expense on intangible assets totaled approximately $69.4 million, $36.4 million and $10.3 million, respectively, for the years ended December 31, 2008, 2007 and 2006. In connection with the acquisitions as more fully discussed in Note 4, approximately $1.0 million and $25.9 million of purchase price was allocated to purchased in-process research and development and expensed during the years ended December 31, 2008 and 2007, respectively.

Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2009	$70,849
2010	$70,327
2011	$69,047
2012	$64,575
2013	$62,173

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2008 and 2007, are as follows:

(in thousands)	Germany	Americas	Asia	Switzerland	Other Countries	Total
BALANCE AT DECEMBER 31, 2006	$55,504	$61,959	$13,689	$—	$28,989	$160,141

Goodwill acquired during the year	—	950,036	—	—	—	950,036
Intersegment goodwill transfer	802	(802)	—	—	—	—
Earn-out and milestone payments	—	3,000	—	—	875	3,875
Purchase adjustments	(1,748)	(17,053)	193	—	—	(18,608)
Effect of foreign currency translation	5,930	1,199	962	—	4,347	12,438

BALANCE AT DECEMBER 31, 2007	$60,488	$998,339	$14,844	$—	$34,211	$1,107,882

Goodwill acquired during the year	4,017	1,422	—	10,645	63,858	79,942
Intersegment goodwill transfer	6,067	(37,779)	—	(2,507)	34,219	—
Earn-out and milestone payments	363	—	—	137	904	1,404
Purchase adjustments	—	(5,745)	—	(97)	(1,409)	(7,251)
Effect of foreign currency translation	(3,220)	(2,019)	850	1,596	(27,079)	(29,872)

BALANCE AT DECEMBER 31, 2008	$67,715	$954,218	$15,694	$9,774	$104,704	$1,152,105

Purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts. During 2008, goodwill acquired in connection with the Digene acquisition in 2007 was allocated to the respective operating subsidiaries.

12.	Income Taxes

Income before income taxes for the years ended December 31, 2008, 2007 and 2006 consisted of:

(in thousands)	2008	2007	2006
Pretax income in The Netherlands	$53,032	$38,396	$16,131
Pretax income from foreign operations	66,254	37,330	89,937

	$119,286	$75,726	$106,068

The provisions for income taxes for the years ended December 31, 2008, 2007 and 2006 are as follows:

(in thousands)	2008	2007	2006
Current—The Netherlands	$8,999	$3,590	$386
—Foreign	23,326	18,880	21,143

	32,325	22,470	21,529

Deferred—The Netherlands	—	1,257	376
—Foreign	(2,563)	1,828	13,624

	(2,563)	3,085	14,000

Total provision for income taxes	$29,762	$25,555	$35,529

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Netherlands statutory income tax rate for the years ended December 31, 2008, 2007 and 2006 was 25.5%, 25.5% and 29.6%, respectively. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$30,418	25.5%	$19,310	25.5%	$31,396	29.6%
Earnings of subsidiaries taxed at different rates	1,432	1.2	4,894	6.5	5,011	4.7
Tax impact from permanent items	(3,064)	(2.6)	(3,825)	(5.1)	(1,944)	(1.8)
Purchased in-process research & development	300	0.3	9,803	12.9	825	0.8
Tax contingencies, net	(1,665)	(1.4)	(3,806)	(5.0)	51	—
Taxes due to changes in tax rates	2,429	2.0	(1,123)	(1.5)	199	0.2
Other items, net	(88)	(0.1)	302	0.4	(9)	—

Total provision for income taxes	$29,762	24.9%	$25,555	33.7%	$35,529	33.5%

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

On January 1, 2007, the Company adopted the provisions of FIN 48, which clarifies the accounting for uncertainty in income tax positions. This interpretation requires the Company to recognize in the consolidated financial statements those tax positions determined to be more likely than not to be sustained upon examination, based on the technical merits of the position. Upon adoption, the Company derecognized $6.1 million tax benefits for positions previously recognized through a debit to retained earnings. After considering the impact of adopting FIN 48, the Company had an approximate $12.6 million reserve for uncertain tax positions as of January 1, 2007. The reserve for uncertain income tax positions is included in taxes payable in the consolidated balance sheet.

The Company does not currently anticipate that its existing reserves related to uncertain tax positions as of December 31, 2008 will significantly increase or decrease during the twelve-month period ending December 31, 2009; however, various events could cause the Company’s current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at January 1, 2007	$12,567
Additions based on tax positions related to the current year	728
Additions for tax positions of prior years	4,724
Reductions for tax positions of prior years	(307)
Settlements with taxing authorities	(1,080)
Reductions due to lapse of statute of limitations	(8,271)
Increase due to acquisitions	1,250
Increase from currency translation	883

Balance at December 31, 2007	$10,494

Additions based on tax positions related to the current year	897
Additions for tax positions of prior years	1,590
Settlements with taxing authorities	(1,547)
Reductions due to lapse of statute of limitations	(2,605)
Increase from currency translation	(520)

Balance at December 31, 2008	$8,309

At December 31, 2008 and December 31, 2007, the Company’s net unrecognized tax benefits totaled approximately $7.7 million and $9.1 million, respectively, of which $7.7 million in benefits, if recognized, would favorably affect the Company’s effective tax rate in any future period. It is possible that approximately $1.2 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

The Company’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2008, the Company has $315,000 of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2008, the amount of accrued interest decreased by $537,000 with approximately $767,000 of interest income and $242,000 of interest expense recognized during 2008. The Company has recorded net deferred tax liabilities of $119.2 million and $134.9 million at December 31, 2008 and 2007, respectively which are reflected on the Company’s consolidated balance sheets at December 31, 2008 and 2007 as follows:

(in thousands)	2008	2007
Current deferred tax asset	$27,374	$23,732
Current deferred tax liabilities	(7,754)	(4,903)
Non-current deferred tax asset	73,766	72,128
Non-current deferred tax liabilities	(212,589)	(225,893)

Net deferred tax liabilities	$(119,203)	$(134,936)

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax liability at December 31, 2008 and 2007 are as follows:

	2008		2007
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$62,156	$—	$59,389	$—
Accrued and other liabilities	23,973	(231)	17,375	(418)
Inventories	7,333	(1,886)	7,434	(817)
Allowance for bad debts	1,404	(56)	795	(15)
Currency Revaluation		(10,060)	531	(2,384)
Depreciation and amortization	1,603	(4,513)	2,576	(7,778)
Tax credits and state income taxes	6,266		4,396	(994)
Unremitted profits and earnings			—	(1,055)
Capital leases	659	(620)	674	(378)
Intangibles	787	(191,754)	1,917	(204,189)
Equity Awards			2,418	—
Other	6,511	(3,483)	1,348	(1,356)
Valuation allowance	(17,292)		(14,405)	—

	$93,400	$(212,603)	$84,448	$(219,384)

Net deferred tax liabilities		$(119,203)		$(134,936)

At December 31, 2008, the Company had $ 126.9 million and $140.1 million of U.S. federal and state net operating loss (NOL) carryforwards, respectively. These amounts include $9.4 million related to deductions for equity awards. These NOLs have, for the most part, been acquired in recent acquisitions and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2008 and 2007, the Company had other foreign carryforwards totaling approximately $36.4 million and $39.6 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately $ 23.6 million at December 31, 2008, expire in various years through 2021. The balance does not expire.

Deferred tax assets as of December 31, 2008 and 2007, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of approximately $13.4 million and $14.4 million, respectively, to a net amount that management believes is more likely than not to be realized. During 2008, the valuation allowance related to prior year deferred tax assets decreased by approximately $1.0 million. The decrease in the valuation allowance for 2008 is related to acquired NOLs and therefore offsets against goodwill. The remaining valuation allowances, if reversed, would favorably impact income from operations as part of the tax provision in accordance with FAS 141R.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2008 and 2007, the Company had deferred income tax liabilities of approximately $614,000 and $1.1 million, respectively, for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries. It is not practicable to determine the amount of income tax payable in the event the Company repatriated all undistributed foreign earnings.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2008 and 2007 consist of the following:

(in thousands)	2008	2007
Payroll and related accruals	$32,271	$29,086
Accrued expenses	45,341	30,787
Swaps and forwards	22,652	2,303
Royalties	16,610	15,720
Deferred revenue	12,049	8,934
Accrued interest on long-term debt	6,430	6,560
Acquisition and related costs	3,021	4,093
Preacquistion contingencies assumed in acquisition	25,139	—
Accrued change in control payments related to acquisition	—	6,741

Total accrued liabilities	$163,513	$104,224

14.	Lines of Credit and Debt

The Company has eight separate lines of credit amounting to $165.3 million with variable interest rates, $110,000 of which was utilized at December 31, 2008. There were insignificant short-term borrowings outstanding at December 31, 2008 and 2007.

At December 31, 2008, total debt was approximately $945.0 million, $25.0 million of which is current. Total debt consists of the following:

(in thousands)	2008	2007
$500.0 million note payable at LIBOR plus a variable margin ranging from 0.4% to 0.775%, or 1.01% and 5.545% at December 31, 2008 and 2007, respectively, due on July 12, 2012, with payments beginning in 2009	$500,000	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	145,000	150,000

Total long-term debt	945,000	950,000
Less current portion	25,000	—

Long-term portion	$920,000	$950,000

During 2007, the Company repaid debt of EUR 5.0 million, which was originally due in June 2008, and a note payable of EUR 30.0 million, which was due in annual installments through June 2011.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future principal maturities of long-term debt as of December 31, 2008 are as follows:

Year ending December 31,	(in thousands)
2009	$25,000
2010	50,000
2011	220,000
2012	650,000

$945,000

Interest expense on long-term debt was $33.7 million, $29.7 million and $10.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2008.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary, Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At December 31, 2008 and 2007, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at December 31, 2008 was approximately $276.1 million. The Company has reserved 15.0 million shares of common stock for issuance in the event of conversion.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2008 and 2007, $145.0 million and $150.0 million, respectively, is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. In November 2008, $5.0 million was repaid in connection with the conversion of a portion of the 2004 Notes issued by QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rate of 1.95% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2008 was approximately $206.4 million. The Company has reserved 11.5 million shares of common stock for issuance in the event of conversion.

15.	Share-Based Compensation

The Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new shares of its common stock to satisfy option exercises and had approximately 17.1 million shares of common stock reserved and available for issuance under this plan at December 31, 2008.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 0.8 million shares of common stock reserved and available for issuance under these plans at December 31, 2008.

Stock Options

During the years ended December 31, 2008 and 2007, the Company granted 432,725 and 379,598 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2008	2007	2006
Stock price volatility	38%	38%	43%
Risk-free interest rate	2.91%	4.27%	4.74%
Expected life (in years)	5.27	5.47	6.00
Dividend rate	0%	0%	0%
Forfeiture rate	8.5%	5%	9%

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s employee stock options as of December 31, 2008 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	11,362,641	$13.633
Granted	432,725	$20.339
Exercised	(1,340,914)	$9.923
Forfeited and cancelled	(179,456)	$21.116

Outstanding at December 31, 2008	10,274,996	$14.261	4.53	$52,206,322

Exercisable at December 31, 2008	9,599,027	$13.914	4.23	$51,898,358

Vested and expected to vest at December 31, 2008	10,219,845	$14.239	4.51	$52,178,386

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $7.80, $6.97 and $7.52, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $14.9 million and $42.0 million, respectively. At December 31, 2008, the unrecognized share-based compensation expense related to employee stock option awards is approximately $3.1 million and will be recognized over a weighted average period of approximately 1.75 years.

At December 31, 2008, 2007 and 2006, options were exercisable with respect to 9.6 million, 10.9 million and 11.5 million Common Shares at a weighted average price of $13.91, $13.49 and $13.40 per share, respectively. The options outstanding at December 31, 2008 expire in various years through 2018.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10-years. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0%. At December 31, 2008, there was $23.2 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.19 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2008 was $21.06. The total fair value of restricted stock units vested during the years ended December 31, 2008 and 2007 was $10.3 million and $2.7 million, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s restricted stock units as of December 31, 2008 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	1,585,558
Granted	804,566
Vested	(388,342)
Forfeited and cancelled	(93,621)

Outstanding at December 31, 2008	1,908,161	3.19	$33,507,306

Vested and expected to vest at December 31, 2008	1,636,766	3.01	$28,741,614

Compensation Expense

Share-based compensation expense for the years ended December 31, 2008 and 2007 totaled approximately $9.8 million and $9.0, respectively as shown in the table below. For the year ended December 31, 2006, share-based compensation expense totaled approximately $326,000 with a recognized tax benefit of $112,000. No share-based compensation cost was capitalized in inventory in 2008, 2007 or 2006 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $1.8 million, $9.9 million and $7.4 million, respectively, for the years ended December 31, 2008, 2007 and 2006.

Compensation Expense (in thousands)	2008	2007
Cost of sales	$968	$362
Research and development	1,818	1,267
Sales and marketing	2,999	1,758
General and administrative	3,620	2,432
Acquisition and integration related	386	3,163

Share-based compensation expense before taxes	9,791	8,982
Income tax benefit	3,025	3,252

Net share-based compensation expense	$6,766	$5,730

16.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $11.2 million, $9.8 million and $9.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2008 are as follows:

	Capital Leases	Operating Leases
2009	$4,971	$8,399
2010	4,964	6,660
2011	5,000	4,301
2012	4,989	2,025
2013	5,055	554
Thereafter	17,384	49

	42,363	$21,988

Less: Amount representing interest	(9,661)

	32,702
Less: Current portion	(2,984)

Long-term portion	$29,718

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $16.6 million and $15.7 million at December 31, 2008 and 2007, respectively. Royalty expense relating to these agreements amounted to $34.0 million, $37.1 million and $24.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2008, the Company had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

	Purchase Commitments	Royalty Commitments
2009	$25,617	$4,670
2010	5,968	1,212
2011	189	742
2012	181	642
2013	181	670
Thereafter	1,155	816

	$33,291	$8,752

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $42.0 million based on

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the achievement of certain revenue and operating results milestones as follows: $7.9 million in 2009, $15.9 million in 2010, $3.2 million in 2011, $3.5 million in 2012 and $11.5 million payable in any 12 month period from now until 2012 if certain criteria are met.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2008, the total commitment under these agreements totaled $17.8 million.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2008 and 2007 appropriately reflect the estimated cost of such warranty obligations.

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of December 31, 2008, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation and the third quarter 2008 acquisition of Corbett, the Company has been involved in various claims and legal proceedings. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on the Company’s financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007, and the Court issued two opinions construing the asserted claims. In light of the Court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the issue of exceptional case. Both QIAGEN and Third Wave filed a notice of appeal to the Federal Circuit and the briefing was completed on November 7, 2008. Oral argument before the Federal Circuit was held February 2, 2009 and a decision is expected in late spring or early summer 2009. QIAGEN intends to vigorously pursue this appeal and any potential remand to the district court.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007, both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the Cross License Agreement and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied the Motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration and to add an eighth affirmative action defense alleging that, as a result of the merger with QIAGEN, Digene has no standing to prosecute this arbitration. On April 4, 2008, the arbitration panel granted Digene’s motion to add its count with respect to Roche’s interference but denied it leave to add a count directed to Roche’s rights in the Cross License Agreement at this stage of the proceedings. The panel also denied Gen-Probe’s motion to add QIAGEN as a party and change the caption of the case, but granted it leave to add its eighth affirmative defense. The oral hearing before the arbitration panel was held on October 27, 2008 to November 11, 2008, and post-arbitration briefing was completed on January 16, 2009. Subsequently, on January 30, 2009, oral argument was held before the panel on all issues. A written decision is expected in early 2009. QIAGEN intends to continue to vigorously pursue the arbitration.

Corbett v. ABI

A declaratory judgment action was filed by Corbett Research Pty. Ltd., Corbett Life Science, and Corbett Robotics Inc. (collectively, “Corbett”) against Applera Corporation and Applied Biosystems, Inc. (collectively, “ABI”) in the Northern District of California on June 30, 2008. The complaint seeks a judgment that Corbett’s

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rotor-Gene products do not infringe the claims of U.S. Patent No. 6,814,934 B1 (the ‘934 patent), and that the ‘934 patent claims are invalid or unenforceable. On July 1, 2008, QIAGEN finalized its acquisition of the outstanding shares of Corbett. ABI answered Corbett’s complaint denying invalidity and unenforceability of the ‘934 patent and counterclaiming that Corbett Rotor-Gene products infringe the ‘934. ABI’s counterclaims allege that Corbett’s infringement is willful and seeks money damages and an injunction. Corbett answered denying ABI’s counterclaims on October 17, 2008. On January 21, 2009, a joint stipulation for dismissal was granted by the Court and this case is now closed.

Preacquistion Contingencies

In connection with the acquisition of Corbett, $25.1 million has been paid into an escrow account to cover preacquistion contingencies assumed in the acquisition, including any payments required under the resolution of the above mentioned litigation with ABI. The escrow amounts are recorded as an asset in prepaid and other expenses. Correspondingly, $25.1 million for preacquistion contingencies, including matters other than the ABI litigation, is recorded as a liability under accrued and other liabilities as of December 31, 2008.

17.	Employee Benefit Plans

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.7 million, $1.4 million and $881,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. In 2008, 2007 and 2006, matching contributions to the plan totaled approximately $378,000, $390,000 and $295,000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately, in compliance with the Emerging Issues Task Force Issue No. 88-21, “Determination of Vested Benefit Pension Plan” (EITF 88-1). The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.9 million at December 31, 2008 and $2.2 million at December 31, 2007.

18.	Related Party Transactions

The Company entered into a consulting agreement in 2004 with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. During 2008 and 2007, the Company paid approximately $234,000 and $471,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in the aggregate immaterial except for certain transactions with the joint venture PreAnalytiX, Dx Assays Pte. Ltd., QIAGEN Finance and QIAGEN Euro Finance.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. As of December 31, 2008 and 2007, the Company had accounts receivable from PreAnalytix of $276,000 and $670,000, and accounts payable to PreAnalytix of $250,000 and $116,000, respectively.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2008 and 2007, the Company had loans payable to QIAGEN Finance of $145.0 million and $150.0 million, respectively, and accrued interest due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million. As of December 31, 2008 and 2007, the Company has a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million. The amounts receivables are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

19.	Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements. Summarized financial information concerning the Company’s reportable segments is shown in the tables below.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales.

(in thousands)	2008	2007	2006
Net Sales
Americas	$988,617	$465,878	$318,865
Germany	331,013	270,173	220,325
Switzerland	77,745	56,615	40,044
Asia	90,047	71,168	49,875
All other	210,439	148,082	109,025
Corporate	878	350	525

Subtotal	1,698,739	1,012,266	738,659
Intersegment Elimination	(805,764)	(362,492)	(272,881)

Total	$892,975	$649,774	$465,778

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

(in thousands)	2008	2007	2006
Intersegment Sales
Americas	$(535,199)	$(155,052)	$(115,924)
Germany	(195,561)	(162,149)	(129,438)
Switzerland	(63,401)	(42,637)	(26,518)
Asia	(3,778)	(1,876)	(784)
All other	(7,825)	(778)	(188)
Corporate	—	—	(29)

Total	$(805,764)	$(362,492)	$(272,881)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

(in thousands)	2008	2007	2006
Operating Income (Loss)
Americas	$66,962	$14,605	$31,414
Germany	71,786	63,769	53,956
Switzerland	(8,249)	(391)	(1,558)
Asia	905	5,941	8,302
All other	32,683	21,922	15,594
Corporate	(16,552)	(20,051)	(6,550)

Subtotal	147,535	85,795	101,158
Intersegment Elimination	(1,873)	(2,662)	(557)

Total	$145,662	$83,133	$100,601

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

(in thousands)	2008	2007
Assets
Americas	$2,927,088	$2,122,875
Germany	459,428	459,761
Switzerland	127,677	97,730
Asia	97,822	80,987
All other	284,229	119,470
Corporate	914,336	1,862,963

Subtotal	4,810,580	4,743,786
Intersegment Elimination	(1,925,257)	(1,968,612)

Total	$2,885,323	$2,775,174

(in thousands)	2008	2007
Long-Lived Assets
Americas	$1,549,132	$1,653,244
Germany	317,431	303,097
Switzerland	37,264	12,191
Asia	32,959	33,237
All other	162,873	45,817
Corporate	8,343	7,514

Total	$2,108,002	$2,055,100

At December 31, 2008 and 2007, for Switzerland, the net investment in equity method investees was $7.0 million and $4.6 million, respectively. The Netherlands had a net investment in equity method investees of $2.2 million and $2.0 million as of December 31, 2008 and 2007, respectively.

(in thousands)	2008	2007	2006
Capital Expenditures
Americas	$11,220	$6,381	$4,206
Germany	18,174	19,938	20,638
Switzerland	5,675	3,445	2,211
Asia	1,567	2,875	804
All other	2,780	1,822	1,130
Corporate	32	31	6

Total	$39,448	$34,492	$28,995

(in thousands)	2008	2007	2006
Depreciation and Amortization
Americas	$68,089	$34,274	$10,074
Germany	23,761	20,186	14,070
Switzerland	3,897	2,653	1,638
Asia	3,672	2,512	1,626
All other	5,576	2,373	1,850
Corporate	709	585	780

Total	$105,704	$62,583	$30,038

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2006:
Allowance for doubtful accounts	$2,388	$378	$(333)	$175	$2,608
Year Ended December 31, 2007:
Allowance for doubtful accounts	$2,608	$1,807	$(1,062)	$(9)	$3,344
Year Ended December 31, 2008:
Allowance for doubtful accounts	$3,344	$827	$(703)	$(398)	$3,070

S-1