Form 20-F
period 2009-12-31
QIAGEN NV
filed 2010-03-17
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number 0-28564

QIAGEN N.V.

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name in English)

The Netherlands

(Jurisdiction of incorporation or organization)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

011-31-77-320-8400

(Address of principal executive offices)

Roland Sackers, Tel: (240) 686-7700, Fax: (240) 686-7772

QIAGEN N.V., 19300 Germantown Rd., Germantown, Maryland 20874

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

None

The number of outstanding Common Shares as of December 31, 2009 was 232,074,445.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN® .

Other trademarks registered in the United States and in other countries include, inter alia: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, TurboFilter®, HotStarTaq®, MagAttract®, DirectPrep®, InhibitEX®, QuantiScript®, UltraSens®, pAlliance®, MinElute®, FlexiGene®, QuantiTect®, RNAprotect® and LiquiChip®, LabelStar®, EasyXpress® RNAiFect®, BioSprint®, TISSUERUPTOR®, THE SAMPLE & ASSAY COMPANY®, QIAGEN THE SAMPLE & ASSAY COMPANY®, QIAGEN SAMPLE & ASSAY TECHNOLGIES®, QIAcube®, QIAsymphony®, Rod Covers®, Cartridges®, Artus®, Type-it®, Bisulfitome®, QIAGEN Silver Logo®, QIAgilty®, PyroMark® PyroTect® and TheraScreen®.

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

The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 15, 2010, was $1.3705 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data at December 31, 2009 and 2008 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2006 and 2005, and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005, is derived from audited consolidated financial statements not included herein.

Selected Financial Data

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2009	2008	2007	2006	2005
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,009,825	$892,975	$649,774	$465,778	$398,395
Cost of sales	342,752	293,285	216,227	147,303	126,513

Gross profit	667,073	599,690	433,547	318,475	271,882

Operating Expenses:
Research and development	107,900	97,331	64,935	41,560	35,780
Sales and marketing	244,814	227,408	164,690	115,942	94,312
General and administrative, integration and other costs	115,933	113,936	87,178	56,087	43,336
Acquisition-related intangible amortization	18,221	14,368	7,711	2,085	378
Purchased in-process research and development	—	985	25,900	2,200	3,239

Total operating expenses	486,868	454,028	350,414	217,874	177,045

Income from operations	180,205	145,662	83,133	100,601	94,837

Other income (expense), net	(7,875)	(26,376)	(7,407)	5,467	2,427

Income before provision for income taxes and noncontrolling interest	172,330	119,286	75,726	106,068	97,264
Provision for income taxes	34,563	29,762	25,555	35,529	35,039

Net income	$137,767	$89,524	$50,171	$70,539	$62,225

Less: Noncontrolling interest	—	491	49	—	—

Net income attributable to QIAGEN N.V.	$137,767	$89,033	$50,122	$70,539	$62,225

Basic net income attributable to QIAGEN N.V. per Common Share(1)	$0.67	$0.45	$0.30	$0.47	$0.42

Diluted net income attributable to QIAGEN N.V. per Common Share(1)	$0.64	$0.44	$0.28	$0.46	$0.41

Weighted average number of Common Shares used to compute basic net income per Common Share	206,928	196,804	168,457	149,504	147,837
Weighted average number of Common Shares used to compute diluted net income per Common Share	213,612	204,259	175,959	153,517	150,172

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2009	2008	2007	2006	2005
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$825,557	$333,313	$347,320	$430,357	$191,700
Working capital	$957,940	$441,180	$482,215	$566,660	$278,586
Total assets	$3,796,464	$2,885,323	$2,775,174	$1,212,012	$765,298
Total long-term liabilities, including current portion	$1,183,182	$1,197,088	$1,220,084	$536,738	$230,086
Total shareholders’ equity	$2,291,169	$1,453,844	$1,391,575	$566,165	$450,457
Common Shares	$2,711	$2,212	$2,175	$1,535	$1,513
Shares outstanding	232,074	197,839	195,335	150,168	148,456

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

Our business has grown rapidly, with total net revenues increasing from $398.4 million in 2005 to $1,009.8 million in 2009. We have made several acquisitions, including our recent acquisitions of SABiosciences in December 2009, DxS Ltd. in September 2009, Corbett Life Science Pty. Ltd., or Corbett, in July 2008 and Digene Corporation, or Digene, in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began to expand the German facilities for research and development on this new land as well as expand our production space on previously owned land adjacent to existing buildings. This expansion project is expected to continue through 2011. In addition, we are planning for expansions at our Germantown, Maryland facility for research, production and administrative space, construction on which is expected to begin in 2010 and continue into 2012.

Such expansions increase fixed costs. These higher fixed costs will continue to be a cost of operations in the future, and until we fully utilize the additional capacity of these planned facilities, our gross profit and operating income will be negatively impacted. We also continue to upgrade our operating and financial systems and expand the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

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

During the past several years we have acquired and integrated a number of companies, including our acquisitions of DxS Ltd. in September 2009, Explera s.r.l in August 2009, SABiosciences in December 2009, all assets of Biosystems Business from Biotage AB in October 2008, Corbett in July 2008 and Digene in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned operations. Acquisitions, including the acquisitions referenced in the previous sentence, expose us to new operating and other risks, including the risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

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

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many businesses. A severe or prolonged economic downturn could result in a variety of risks to our business, including, for our business in particular, reductions or delays in planned improvements to the healthcare systems and research funding, or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations and furthermore, as is the case for most other businesses, the following risks:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy, could result in a need to delay capital expenditures, acquisitions or research and development projects;

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

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2009, we owned 149 issued patents in the United States, 107 issued patents in Germany and 527 issued patents in other major industrialized countries. In addition, at December 31, 2009, we had 843 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of Human Papillomavirus, or HPV, -related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

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

We believe that revenue from sales of our HPV test product may represent as much as 30% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for the majority of our revenues for that product. A significant reduction in sales of this product may have a significant adverse impact on our earnings. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If, going forward, we fail to diversify our product line and customer base for this product, we will continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also be effected by continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV-related molecular diagnostic products and our ability to increase sales of HPV-related molecular diagnostic products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and more specifically, of our HPV test products as a primary cervical cancer screening method, either alone or in conjunction with cytology-based tests (Pap tests), and the implementation of prophylactic HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

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

Direct-to-consumer awareness marketing programs, including television advertisements, are used because we believe that a well educated female population will work with their healthcare providers to increase the use of the HPV test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

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

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

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

Competition could reduce our sales.

Our competition stems from traditional or “home-brew” methods that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed molecular tests. These tests, in particular if approved by the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory authorities, might offer an alternative to our products that could limit the laboratory customer base for our products. The success of our business depends in part on the continued conversion of current users of such traditional methods and home brew tests to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur, if at all.

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

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health, or NIH, and similar agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We may encounter delays in receipt, or limits in the amount, of some European reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

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

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers within the scientific research markets typically do not keep a significant inventory of our products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

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

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate such collaborative arrangements on acceptable terms, and such relationships may not be scientifically or commercially successful. In addition, we may be unable to maintain such relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Sweden and the United States, and our instrumentation facilities are located in Switzerland and Australia. We also have established sales subsidiaries in numerous countries including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil and Mexico. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources, and if we fail to coordinate and manage these activities effectively, our business will be adversely affected. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our subsidiaries in the Americas, Europe, Australia and Japan.

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

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on expanding our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise by existing personnel could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by our results of operations. However, as of December 31, 2009, we had outstanding loan facilities of approximately $475.0 million, of which $50.0 million will become due in July 2010, $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of December 31, 2009, we also had additional long-term debt obligations of $445.0 million, of which $145.0 million will become due in July 2011 and $300.0 million will become due in November 2012. Furthermore, as of December 31, 2009, we have capital lease obligations, including the current portion, of $31.0 million, that expire in various years through 2018. We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. Such additional funds may then not be available or, if available, not on terms acceptable to us. If adequate funds are then not available, we may have to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2009, our consolidated balance sheet reflected approximately $1.3 billion of goodwill and approximately $752.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles, or U.S. GAAP, generally requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

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

Exchange rate fluctuations may adversely affect our business and operating results.

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

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

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

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain products in development may be dependent on commercial sales by us or by purchasers of our diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially our products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), and nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act, and we plan to apply for FDA clearance as medical devices for additional products in the future. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. Certain of our HPV test products were the first to obtain approval for regulated applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the United States.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use and they are labeled “For Research Use Only” or RUO. If the FDA were to disagree with our designation of a product as ROU, we could be forced to stop selling that kit until the appropriate regulatory clearance or approval is obtained.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our company, could be adversely affected.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

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

We were incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

United States civil liabilities may not be enforceable against us.

We are incorporated under Dutch law and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Our Common Shares may have a volatile public trading price.

The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the price of our Common Shares has ranged from a high of $23.58 to a low of $12.52 on the Nasdaq, and a high of EUR 15.98 to a low of EUR 10.04 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences-related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares should not expect to receive dividend income.

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

We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of Common Shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S.

shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009 and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our Common Shares could adversely affect our stock price.

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, divided into 410.0 million Common Shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2009, we had outstanding approximately 232.1 million Common Shares plus approximately 11.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 7.4 million were vested. A total of approximately 15.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2009, including those shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our general meeting of shareholders on October 11, 2007, our Supervisory Board is entitled to resolve to issue preference shares in case of an intended take-over of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

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

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. Our objective is to expand our leadership position in all markets we serve. We have experienced significant growth in the past, with a five-year compound annual growth through December 31, 2009 of approximately 21% in net sales and 23% in net income, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals focusing our technology and product offerings. Significant events in the development of our business since the beginning of 2009 include:

•

In April, QIAGEN established the QIAGENcares program to support regions in need for effective diagnostic testing solutions and announced the first two programs under this Corporate Social Responsibility program:

O

QIAGEN and the Chittaranjan National Cancer Institute (CNCI) formed a collaboration to establish the first large-scale cervical cancer screening program for women in Kolkata, India. The initiative will be conducted over 5 years and is expected to reach 50,000 women.

O	QIAGEN agreed to donate one million HPV tests over the run of this cancer screening program.

•

In May, QIAGEN entered into an agreement to supply molecular sample and assay technologies for a new national, PCR-based blood screening program for HIV and Hepatitis C (HCV) in Brazil. QIAGEN will provide Bio-Manguinhos, the main provider of vaccines and diagnostics to the Brazilian Ministry of Health, with a significant volume of molecular testing solutions – sample and assay technologies, related instrumentation, operational know-how and training. The agreement is expected to run for five years and contains options for subsequent extensions.

•

In August, QIAGEN acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. With this acquisition QIAGEN doubled the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

•

In September, QIAGEN acquired DxS Ltd., a developer and manufacturer of companion diagnostic products (CDx) for Personalized Healthcare (PHC) located in Manchester, United Kingdom. With this acquisition, QIAGEN has added to its own activities in CDx and taken a strong leadership position in the new era of PHC. The Company believes it offers all the required elements to help drive and shape this rapidly emerging trend in healthcare. The acquisition of DxS brings to QIAGEN a portfolio of molecular diagnostic assays and intellectual property, as well as a pipeline of active or planned companion diagnostic partnerships in oncology with several of the leading pharmaceutical companies, including Amgen, Boehringer Ingelheim, Bristol-Myers Squibb, AstraZeneca and others. These assets complement QIAGEN’s strong existing portfolio of personalized healthcare diagnostic solutions and are synergistic with QIAGEN’s sample and assay technologies.

•

In December, QIAGEN acquired SABiosciences, located in Frederick, Maryland. This transaction added to QIAGEN’s product offering a leading portfolio of PCR-based, disease and pathway-based panels that play key roles in biomedical research and the development of future drugs and diagnostics. The offerings from SABiosciences have the potential to significantly increase QIAGEN’s footprint in the rapidly emerging segment of molecular analysis-based clinical development in pharmaceutical and biomedical research. In addition, the use of these panels and the resulting validation of select biomarkers from these panels by institutions conducting biomedical and pharmaceutical research has the potential to serve as a unique engine to support the expansion of the test menu for QIAGEN’s diagnostics platforms, in particular, in the area of PHC but also in prevention and profiling.

•

In January 2010, QIAGEN acquired ESE GmbH, a privately held developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices located in Germany. ESE’s fluorescence detection systems for point of need testing in healthcare and applied testing (e.g. veterinary, food, environmental, biodefense testing) enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

In March 2010, QIAGEN’s artus Inf A H1N1 2009 LC RT-PCR Kit has received an Emergency Use Authorization (EUA) for the detection of swine influenza A virus (novel H1N1 2009 flu virus) by the U.S. FDA. The FDA authorizes emergency use of important medical products under certain circumstances in response to the public health emergency on swine flu, which the U.S. Secretary of the Department of Health and Human Services has declared on April 26, 2009.

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

Sample Technologies:    Sample technologies are used to collect, stabilize, isolate and purify molecules such as deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). Our sample technologies ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of assay technologies, such as reagents and testing solutions.

Assay Technologies:    Once the general group of biomolecules or a specific subgroup has been isolated with sample technologies, assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our assay technologies include reagents which enable the detection of such target analytes, e.g. the DNA sequence from a specific virus, from a purified sample. We also provide closed assays, in which such assay technologies have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV, HPV or herpes. We hold unique leadership positions in a wide range of tests including in HPV-testing, one of the largest and most rapidly expanding market segments for sample and assay technologies in molecular diagnostics, and specifically, in women’s health testing.

Our Products

We offer more than 500 consumable products and automated solutions and we regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009 we launched 79 new products in the area of sample & assay technologies. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•	Consumables:

Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our amplification consumables or molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which can account for as much as 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid, DNA purification; RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic testing and genotyping. In 2007, we acquired Digene Corporation and began offering the digene HC2 HPV Test, a signal amplified test for the Human Papillomavirus for use in cervical cancer screening programs. The majority of our assays is validated with either manual or automated sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in the EU.

•	Instrumentation:

Our instrumentation systems automate the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable sample technology products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

Also in early 2008, we released our QIAxcel, an innovative automated system. This system can replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories and can be used for the detection of results following the use of assay technologies. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity and time to results.

In 2008, we acquired Corbett, who is best known for having developed the world’s first rotary real-time PCR cycler system, the Roto-Gene Q, a system used to detect real-time polymerase chain reaction (PCR) reactions. Real time PCR reactions are assay technologies which make specific sequences of DNA and RNA, targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s real time PCR molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Also in 2008, we acquired the Biosystems Business of Biotage, best known for having pioneered Pyrosequencing®, which has become a fundamental assay technology in next-generation sequencing. Pyrosequencing is a patented assay technology that in special formats can achieve significantly longer runs and can be employed in a massively parallel design to address the needs for applications such as high volume data generation in whole genome sequencing applications. In its widely used standard format, this technology provides the opportunity to read DNA-sequences up to 100 base pairs in real time and at a price per read in the single dollar range.

In January 2010, we acquired ESE GmbH, a privately held developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices. These fluorescence detection systems are utilized for point of need testing in healthcare and applied testing markets enabling low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

In addition, key programs currently underway include the further development of our modular, medium throughput QIAsymphony platform and the related sample and assay technologies. This system features specifications such as random access and continuous load capabilities and is designed to ultimately allow fully integrated processing of a wide range of molecular tests – from sample to result. Also, further work is continuing on our next generation high throughput of molecular testing platform, the QIAensemble system. The QIAensemble system will automate most all steps in the workflow for high throughput testing and its menu will also include our new version of our HPV tests.

•	Other:

A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on our core application area than we believe is typical in our industry. Approximately 700 employees in research and development, who work in six centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2009, 2008 and 2007 were approximately $107.9 million, $97.3 million, and $64.9 million, respectively. We have fast, proven innovation cycles, with approximately five percent of 2009 revenue growth stemming from new products launched in 2009. Our comprehensive intellectual property portfolio spans over 700 granted patents and more than 800 pending applications.

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

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential in the Americas, Europe, Australia, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 1,200 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff is experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

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

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using our technologies. Additionally, we have implemented direct to consumer (DTC) advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HPV Test.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific and clinical journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these local markets. In addition, we have full Japanese and Chinese language versions of our site. The information contained in, or that can be accessed through, our website is not part of this Annual Report.

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

Principal Markets

From our inception, we have believed that sample and assay technologies for nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing or personalized healthcare, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive, manual methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses traditional methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally, during 2008, through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system, the Roto-Gene Q, a system used to detect real-time PCR reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

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

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in 2005, we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We view the molecular diagnostics market as having 4 key submarkets: Prevention, Profiling, Personalized Healthcare and Point-of-Need. Molecular diagnostics in the Prevention submarket are typically used in disease screening in non-symptomatic patients, such as HPV testing in primary cervical cancer screening. In the Profiling submarket, diagnostics are typically used to screen symptomatic patients for disease, such as the use of our flu testing solutions in patients presenting flu-like symptoms. In Personalized Healthcare, diagnostics are used in order to stratify the population to determine which patients are most likely to respond positively to a particular therapy, such as KRAS testing in conjunction with anti-body linked chemotherapies for the treatment of colorectal cancer. Finally, the Point-of-Need diagnostics are used in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

We expect molecular diagnostic tests at large to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. In the Personalized Healthcare segment, physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs. Additionally, the relatively straightforward format and fast turnaround time of molecular tests allows for near patient testing in the Point-of-Need diagnostics segment.

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

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the NIH and similar agencies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

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

Net Sales (in thousands)	2009	2008	2007
Americas*	$1,060,307	$988,617	$465,878
Germany*	391,312	331,013	270,173
Switzerland*	128,627	77,745	56,615
Asia*	135,779	90,047	71,168
All Other*	241,992	210,439	148,082
Corporate*	334	878	350

Subtotal	1,958,351	1,698,739	1,012,266
Intersegment Elimination+	(948,526)	(805,764)	(362,492)

Total	$1,009,825	$892,975	$649,774

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In the years ended December 31, 2009, 2008 and 2007, our purchases of intangible assets have totaled approximately $17.2 million, $18.5 million, and $24.1 million, respectively. We do not depend solely on any individual patent or technology owned or licensed by us. We are, however, significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products as one of the major keys to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 149 issued patents in the United States, 107 issued patents in Germany and 527 issued patents in other major industrialized countries, and have 843 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

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

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in our acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with many manufacturers from pharma and diagnostics.

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

In respect to our HPV franchise, we face competition from well established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies, such as Roche Diagnostics, Gen-Probe, Inc., and Hologic, Inc. (formerly Third Wave Technologies, Inc.), which are developing and/or marketing FDA approved HPV testing products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging). These tests, if approved by the FDA or similar non-U.S. regulatory authorities, may offer an alternative to our products and, considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, the competitor’s share of the existing market, access to distribution channels, regulatory approvals, and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing over one million women, have validated that our HPV test products, when used alone or in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities for cervical disease and cancer due to high clinical sensitivity and high negative predictive value. In addition to the industry leading clinical performance of our assay, considering the high volume needs of the HPV testing market, we believe additional competitive factors in the HPV testing market relate to automation, including performance and reliability, ease of use, standardization, cost, proprietary position, and regulatory approvals.

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

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

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

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials and comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

International sales of in vitro diagnostic (IVD) medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

In the United States, IVDs are regulated by the FDA as medical devices. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a premarket approval application, or PMA. Most in vitro diagnostic kits are regulated as Class I or Class II devices and are either exempt from premarket notification or require a 510(k) submission.

A 510(k) notification must demonstrate that a medical device is substantially equivalent to another legally marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate, or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Most 510(k)s do not require clinical data for clearance, but a minority will. The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information within 75 days. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new medical device is automatically classified as a Class III device for which a PMA will be required. However, the sponsor may petition the FDA to make a risk-based determination that the device does not pose the type of risk associated with Class III devices and down-classify the device to Class I or Class II.

Class III devices, such as our HC2 HPV test, require the submission and approval of a PMA prior to product sale. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA of 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years, and the FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA grant 510(k) or PMA approval for devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use and they are labeled “For Research Use Only” or RUO, as permitted by FDA regulations.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to our future success. In addition to seeking regulatory authorizations for our own products, we work with other companies to seek regulatory clearance or approval for use of their specimen collection products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product clearances or approvals by the FDA and foreign government authorities is unpredictable and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or a failure to receive such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly-owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germany, the United States and China. Our instrument production facilities are located in Switzerland and Australia. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Our production management personnel are highly qualified and many have advanced degrees in engineering, business and science. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, we use SAP software to integrate our material operating subsidiaries. Capital expenditures for property, plant and equipment totaled $52.2 million, $39.4 million and $34.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

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

Construction on the facility began in August 2006 and was completed in 2007. The logistics center comprises approximately 61,000 square feet and cost approximately EUR 9.0 million (approximately $13.1 million).

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

In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began construction to further expand our facilities for research and development and production space. In addition, we are planning for expansion at our Germantown, Maryland facility for research, production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

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

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered benchmark standards in areas such as pre-analytical sample preparation and assay solutions in molecular diagnostics, research for life sciences, and applied testing.

We sell our products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also have specialized independent distributors and importers. We employ more than 3,400 people in approximately 30 locations worldwide.

Since 2005, we have had a compound annual growth rate of approximately 21% in net sales and 23% in net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•

In December 2009, we acquired SABiosciences Corporation, located in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in the development of future drugs and diagnostics.

•

In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. DxS Ltd. is a pioneer in development and marketing of companion diagnostics which enable physicians in oncology to predict patients’ responses to certain treatments in order to make cancer therapies more effective. Through this acquisition, we acquired a portfolio of molecular diagnostic assays and related intellectual property as well as a deep pipeline of already signed or planned companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe that we can advance to a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

•

In October 2008, we acquired all assets of the Biosystems Business from Biotage AB, a publicly-listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

•

In July 2008, we acquired 82.5% of Corbett, a developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system, the Rotor-Gene™, a system used to detect real-time PCR which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

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

•

In July 2007, we completed the acquisition of Digene Corporation through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a subsidiary of QIAGEN and was renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc., an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

In 2009, on a consolidated basis, operating income increased to $180.2 million compared to $145.7 million in 2008. Our operating income was impacted by growth in consumables and instrument product sales, which experienced growth of 10% and 37% in 2009 as compared to 36% and 51% in 2008, respectively. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

In 2008, on a consolidated basis, operating income increased to $145.7 million compared to $83.1 million in 2007. In 2007 we recorded a $25.9 million charge for in-process research and development primarily in connection with our acquisition of Digene.

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

The following table sets forth operating income by segment for the years ended December 31, 2009, 2008 and 2007. Further segment information can be found in Note 19 to the accompanying financial statements.

Operating Income (Loss) (in thousands)	2009	2008	2007
Americas	$84,388	$66,962	$14,605
Germany	91,498	71,786	63,769
Switzerland	6,978	(8,249)	(391)
Asia	4,930	905	5,941
All Other	21,303	32,683	21,922
Corporate	(21,792)	(16,552)	(20,051)

Subtotal	187,305	147,535	85,795
Intersegment Elimination	(7,100)	(1,873)	(2,662)

Total	$180,205	$145,662	$83,133

In 2009, operating income in the Americas increased compared to the same period in 2008, primarily due to increased sales. Operating income increased in the Americas in 2008 as compared to 2007 primarily due to the July 2007 acquisitions which contributed for the entire year in 2008 versus a partial year in 2007. Additionally, the third quarter 2007 includes a charge of $25.9 million for purchased in-process research and development. While sales increased during 2009 and 2008 as a result of acquisitions and organic growth, expenses in the Americas, including the amortization of acquired intangibles, were also higher following the acquisitions and ongoing integration efforts.

In Germany, operating income was higher in 2009 and 2008, as compared to 2007, primarily due to increased sales.

The increase in operating income in Switzerland in 2009 as compared to 2008 is primarily the result of increased sales and higher gross margins which were favorably impacted by leverage of capacity and mix of products. The decrease in operating income in 2008, as compared to 2007, was primarily due to an increase in research and development expense, partially offset by an increase in instrumentation sales.

The increase in operating income in Asia in 2009 as compared to 2008 is primarily the result of increased sales, primarily in Japan. The net decrease in operating income in our Asia segment in 2008 compared to 2007 is primarily due to an increase in operating expense in China, as a result of opening our new China sales office, located in Shanghai.

The decrease in operating income in our All Other segment in 2009 as compared to 2008 is primarily due to the September 2009 acquisition of DxS. The increase in operating income in 2008 as compared to 2007 in our All Other segment is primarily due to the July 2008 acquisition of Corbett.

Fiscal Year Ended December 31, 2009 Compared to 2008

Net Sales

In 2009, net sales increased 13% to $1.0 billion compared to $893.0 million in 2008. The increase in total sales includes organic growth (13%) and sales from our recently acquired businesses (4%), partially offset by the negative impact of foreign currency exchange rates (3%) and the third quarter divestiture of our subsidiary in Austria (1%). Our 2009 net sales include the results of operations for the full year of Corbett, which was acquired in July 2008, as well as the acquisitions of DxS Ltd, acquired in September 2009, and SABiosciences, acquired in December 2009.

Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2009, net sales in Asia increased by 39%, primarily driven by China, Japan and Singapore, net sales in Germany increased by 24%, net sales in the Americas increased by 9% and net sales in all other countries increased by 5%, which includes the results of Corbett and DxS. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 86% of total sales, and instruments products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 10% and 37%, respectively, in 2009, as compared to 2008. The uncertainties of the current global financial crisis represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth may be lower than our historical growth and future growth could be adversely effected.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. When calculated by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were negatively impacted by $28.8 million of currency effects for the year ended December 31, 2009, as compared to 2008.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009, we launched 79 new products in the area of sample & assay technologies including the PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition, QIAGEN launched a number of assay technologies including two multiplexed, PCR-based CE-marked digene HPV Genotyping Tests, a next generation CE marked mutation profiling KRAS test, as well as a BRAF test for use in cancer treatments and a test for epigenetic methylation analysis based on pyrosequencing technology.

Gross Profit

Gross profit was $667.1 million, or 66% of net sales, in the year ended December 31, 2009 as compared to $599.7 million, or 67% of net sales, in 2008. The absolute dollar increase in 2009 compared to 2008 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a period when compared to the gross margin of another period.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $53.6 million in 2009 as compared to $48.7 million in 2008. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2009 and 2008 a total of $7.4 million and $1.4 million, respectively, was expensed to acquisition-related cost of sales related to the write-off of inventories made obsolete following an acquisition as well as to the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009, we recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

Research and Development

Research and development expenses increased by 11% to $107.9 million (11% of net sales) in 2009 compared to $97.3 million (11% of net sales) in the same period of 2008. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) and EU CE approval of certain assays or instruments. The increase in research and development expense was partially offset by $2.8 million of currency impact in 2009 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and expect to continue to make investments in our research and development efforts. Accordingly, our research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased by 8% to $244.8 million (24% of net sales) in 2009 from $227.4 million (25% of net sales) in 2008. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2009 as compared to 2008, is primarily due to our 2009 acquisitions, as well as the acquisition of Corbett which occurred in July of 2008, and thus is only included for part of 2008. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was partially offset by $6.9 million of currency impact in 2009 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other

General and administrative, business integration, restructuring and related costs increased by 2% to $115.9 million (11% of net sales) in 2009 from $113.9 million (13% of net sales) in 2008. The increase in these expenses in 2009 is partly the result of general and administrative expenses related to our new acquired businesses. Additionally, during 2009, an impairment loss of $1.6 million of goodwill was recognized in connection with our acquisition of DxS Ltd. in September 2009. We have continued to incur integration costs for businesses acquired and such costs totaled approximately $21.5 million in 2009, as compared to $30.9 million in 2008. Included in these costs are $7.5 million in 2009 and $8.1 million in 2008 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration and related costs decreased by $2.1 million due to currency impact in 2009, as compared to 2008.

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation are expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately $4.0 million to $5.0 million.

As we further integrate the acquired companies, we expect to continue to incur additional business integration costs. We believe that over time the results of the integration activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

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

During 2009, the amortization expense on acquisition-related intangibles within operating expense increased to $18.2 million compared to $14.4 million in 2008. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, whose technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In connection with our 2009 acquisitions, we have capitalized $3.1 million of purchased in-process research and development as an indefinite lived intangible asset. Prior to January 1, 2009, in-process research and development was expensed. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. Beginning in 2009, purchased in-process research and development costs are capitalized and no longer expensed. For further information, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Other Income (Expense)

Other expense was $7.9 million in 2009, as compared to other expense of $26.4 million in 2008. This decrease in expense was mainly due to lower interest expense, a gain from the sale of a cost-method investment and the impairment of a cost-method investment. During the fourth quarter of 2009, we sold our investment in a privately held company and realized a gain of $10.5 million. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which was expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believe the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2009, interest income decreased to $3.5 million from $9.5 million in 2008. The decrease in interest income was primarily due to a decline in interest rates.

Interest expense decreased to $29.6 million in 2009 compared to $37.5 million in 2008. Interest costs primarily relate to our long-term debt discussed in Note 14 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate as well as a $25.0 million decreased debt balance.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2009 and 2008, our effective tax rates were 20% and 25%, respectively. In 2009, the mix of earnings was more heavily weighted in the lower tax rate jurisdictions versus higher tax rate jurisdictions in 2008. Additionally, a number of discrete events occurred during 2009 which resulted in favorable tax benefits being recognized in the income statement. These discrete events include but are not limited to post-merger internal restructuring initiated to better align our businesses which led to favorable tax benefits; sale of our Austrian business and a cost-method investment on almost an entirely tax free basis; tax planning and reductions in certain purchase-accounting-related deferred tax liabilities due to tax rate changes and step-up in tax basis. Certain of these items are non-recurring in nature and will not have a future tax rate impact.

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

In addition, during 2008, a total of $1.4 million was expensed to acquisition-related cost of sales related to the write-up of acquired inventory to fair market value as a result of the 2008 business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. During 2007, a total of $2.8 million was expensed to acquisition-related cost of sales and included approximately $300,000 of inventory, which was written off as a result of the Digene and eGene acquisitions as well as $2.5 million in cost related to the write-up of acquired inventory to fair market value as a result of the 2007 business combinations.

Research and Development

Research and development expenses increased by 50% to $97.3 million (11% of net sales) in 2008 compared to $64.9 million (10% of net sales) in the same period of 2007. Using identical foreign exchange rates for both years, research and development expenses increased approximately 44%. Our 2007 and 2008 acquisitions, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) and EU CE approval of certain assays or instruments.

Sales and Marketing

Sales and marketing expenses increased by 38% to $227.4 million (25% of net sales) in 2008 from $164.7 million (25% of net sales) in 2007. Using identical foreign exchange rates for both years, sales and marketing expenses increased 35%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2008 as compared to 2007 is primarily due to our acquisitions of Corbett and Digene in July of 2008 and 2007, respectively, through which we acquired over 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs increased by 31% to $113.9 million (13% of net sales) in 2008 from $87.2 million (13% of net sales) in 2007. Using identical foreign exchange rates for both years, these expenses increased by approximately 28%. The increase in these expenses in 2008 is partly the result of general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence in Australia, as well as the full year’s expense from our 2007 acquisitions. Further, we have continued to incur integration costs for businesses acquired in 2007 as well as for the new businesses acquired in 2008. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Included in these costs are $8.1 million in 2008 and $7.2 million in 2007 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations.

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

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. In connection with acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development which included $900,000 related to eGene and $25.0 million related to Digene. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

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

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2009, 2008 and 2007 was $5.6 million, ($0.2) million and $2.0 million, respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

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

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as ‘accounting hedges’. All derivatives that qualify for hedge accounting are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2009 and 2008, we had cash and cash equivalents of $825.6 million and $333.3 million, respectively. We also had short-term investments of $40.0 million at December 31, 2009. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2009, cash and cash equivalents had increased by $492.2 million from December 31, 2008 primarily due to cash provided by operating activities of $217.0 million and financing activities of $629.2 million, offset by cash used in investing activities of $341.7 million. As of December 31, 2009 and 2008, we had working capital of $957.9 million and $441.2 million, respectively.

Operating Activities.    For the years ended December 31, 2009 and 2008, we generated net cash from operating activities of $217.0 million and $173.0 million, respectively. Cash provided by operating activities increased in 2009 compared to 2008 primarily due to increases in net income, depreciation and amortization, and accrued and other liabilities, partially offset by increases in accounts receivable and inventories. The increase in net income and accounts receivable is primarily attributable to our 2009 sales growth, while the increase in depreciation and amortization is primarily due to our new acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. The increase in inventories in 2009 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $341.7 million of cash was used in investing activities during 2009, compared to $210.5 million during 2008. Investing activities during 2009 consisted principally of cash paid for purchases of property and equipment and intangible assets as well as cash paid for acquisitions. During 2009, cash paid for acquisitions, net of cash acquired totaled $234.7 million and includes cash paid for acquisitions made in 2009 as well as milestone payments from previous acquisitions. In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom, for an upfront purchase price of $94.5 million in cash and potential future milestone payments. Additionally, in August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. In December 2009, we acquired SABiosciences, located in Frederick, Maryland for $97.6 million in cash subject to customary adjustment. Investing activities during 2008 consisted principally of purchases of property and equipment, intangibles and cash paid for acquisitions as well as a loan to Dx Assay Pte Ltd, our new joint venture in Singapore, partially offset by the sale of marketable securities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $106.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.6 million in 2010, $16.5 million in 2011, $16.2 million in 2012 and $54.9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the $106.2 million total contingent obligation, approximately $40.8 million is accrued as of December 31, 2009.

In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began the construction to further expand the German facilities for research and development and production space. In addition, we are planning for expansions at our Germantown, Maryland facility for production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

Financing Activities.    Financing activities provided $629.2 million in cash for the year ended December 31, 2009, compared to $12.8 million for 2008. Cash provided during 2009 was primarily due to the sale of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ over-allotment option, in September 2009. After deducting the underwriting discounts, commissions and the offering expenses net of tax, the total net proceeds from the offering were $623.6 million. We intend to use the net proceeds of this offering to fund acquisitions, including our September 2009 acquisition of DxS Ltd. and our December 2009 acquisition of SABiosciences, to strengthen our balance sheet and for general corporate purposes.

We have credit lines totaling $183.7 million at variable interest rates, an insignificant amount of which was utilized as of December 31, 2009. We also have capital lease obligations, including interest, in the aggregate amount of $38.9 million, and carry $920.0 million of long-term debt, of which $50.0 million is current as of December 31, 2009.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commenced July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. At December 31, 2009, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 2.14%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 3.91%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 10, 14 and 18 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the years ended December 31, 2009, 2008 and 2007.

Contractual Obligations

As of December 31, 2009, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Payments Due by Period
	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$920,000	$50,000	$220,000	$650,000	$—	$—	$—
Capital lease obligations	38,935	5,275	5,327	5,351	5,281	5,237	12,464
Operating leases	21,358	8,598	6,211	3,971	1,365	669	544
Purchase obligations	52,154	44,383	6,157	231	188	187	1,008
License and royalty payments	3,945	725	692	655	655	655	563
Lease termination	225	182	43	—	—	—	—

Total contractual cash obligations	$1,036,617	$109,163	$238,430	$660,208	$7,489	$6,748	$14,579

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $106.2 million based on revenue and other milestones in 2010 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $10.8 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

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

Revenue Recognition.    We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

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

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of influence that we exert. Assessing the level of influence involves subjective judgments. If management’s assumptions with respect to its level of influence differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. If we determine that the fair values of our reporting units are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2009, goodwill and intangible assets totaled $1.3 billion and $752.3 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
Americas	$1,021,543	$469,366
Germany	64,330	123,335
Switzerland	12,492	10,662
Asia	15,805	9,728
All others	222,894	137,378
Corporate	—	1,827

Total	$1,337,064	$752,296

In the fourth quarter of 2009, we performed our annual impairment assessment of goodwill (using data as of October 1, 2009). In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill at December 31, 2009.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Share-Based Compensation.    Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products, and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

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

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of this Annual Report which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Consolidated Financial Statements included in Item 18.

Item 6.	Directors, Senior Management and Employees

Managing Directors and Supervisory Directors are appointed annually for the period beginning on the date following the Annual General Meeting of our shareholders up to and including the date of the Annual General Meeting held in the following fiscal year.

Our Supervisory Directors and Managing Directors, and their ages as of January 25, 2010, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	44	Managing Director, Chief Executive Officer
Roland Sackers	41	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	49	Managing Director, Senior Vice President, Research and Development
Bernd Uder	52	Managing Director, Senior Vice President, Global Sales and Service Solutions

Supervisory Directors:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	68	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	56	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	54	Supervisory Director
Erik Hornnaess	72	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	68	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	60	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 44, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of

Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. He serves as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 41, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the Board of Directors of Operon Biotechnologies, Inc. Mr. Sackers is QIAGEN’s representative observer on the Board of Eurofins Genomics BV and is a Board member of the industry association BIO Deutschland.

Dr. Joachim Schorr, 49, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 52, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner, 68, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics (former Neuraxo) GmbH, Erkrath, Evocatal GmbH, Düsseldorf and DRK Blutspendedienst West, gGMBH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada, and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 56, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for

Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 54, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 72, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 68, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 60, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen, 82, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present he is a partner in the law firm of Hoffman Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by our directors and officers in 2009. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2009 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2009	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,220,000	$673,000	$1,000	$1,894,000
Roland Sackers	$520,000	$315,000	$41,000	$876,000
Dr. Joachim Schorr	$348,000	$184,000	$23,000	$555,000
Bernd Uder	$348,000	$183,000	$14,000	$545,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Year ended December 31, 2009	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$81,000	122,521	393,847
Roland Sackers	$73,000	40,115	128,949
Dr. Joachim Schorr	$26,000	19,088	61,360
Bernd Uder	$48,000	18,168	58,403

The Supervisory Board compensation for 2009 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

• Fee paid to each member of the Supervisory Board	€30,000

• Additional compensation payable to members holding the following positions:

• Chairman of the Supervisory Board	€20,000

• Vice Chairman of the Supervisory Board	€5,000

• Chairman of the Audit Committee	€15,000

• Chairman of the Compensation Committee	€10,000

• Fee payable to each member of the Audit Committee	€7,500

• Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $0.2 million to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Remuneration	Chairman/ Vice-Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Variable Cash Remuneration	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$42,000	$28,000	—	$8,500	$7,000	$7,000	$92,500
Dr. Werner Brandt	$42,000	$21,000	—	$7,000	—	$7,000	$77,000
Dr. Metin Colpan	$42,000	—	—	$8,500	$7,000	$7,000	$64,500
Erik Hornnaess	$42,000	$21,000	$10,500	$8,500	—	$7,000	$89,000
Prof. Dr. Manfred Karobath	$42,000	—	$7,000	$7,000	$7,000	$7,000	$70,000
Heino von Prondzynski	$42,000	—	$10,500	$7,000	$5,500	$7,000	$72,000

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2009, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2009	Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,937	5,366
Dr. Werner Brandt	1,937	5,366
Dr. Metin Colpan	1,937	5,366
Erik Hornnaess	1,937	5,366
Prof. Dr. Manfred Karobath	1,937	5,366
Heino von Prondzynski	1,937	5,366

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 25, 2010:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,310,614	229,447	3/2011 to 2/2019	$4.590 to $22.430	843,430
Roland Sackers	86,231	62,541	3/2011 to 2/2019	$16.340 to $22.430	271,706
Dr. Joachim Schorr	111,706	35,451	10/2011 to 2/2019	$11.985 to $22.430	129,963
Bernd Uder	36,588	34,070	3/2011 to 2/2019	$16.340 to $22.430	125,362
Prof. Dr. Detlev H. Riesner	80,424	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Dr. Werner Brandt	463	2,863	4/2018 to 2/2019	$16.340 to $22.430	8,852
Dr. Metin Colpan	773,907	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Erik Hornnaess	89,757	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Prof. Dr. Manfred Karobath	83,757	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Heino von Prondzynski	463	2,863	4/2018 to 2/2019	$16.340 to $22.430	8,852

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

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

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

Selection and Appointment Committee

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Share Ownership

The following table sets forth certain information as of January 25, 2010 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,550,684	(3)	0.7%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,752,068	(7)	0.8%
Dr. Werner Brandt, Germany	800	(8)	*
Dr. Metin Colpan, Germany	4,538,703	(9)	2.0%
Erik Hornnaess, Spain	10,000	(10)	*
Professor Dr. Manfred Karobath, Austria	0	(11)	*
Heino von Prondzynski, Switzerland	0	(12)	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 25, 2010.
(1)	The number of Common Shares issued and outstanding as of January 25, 2010 was 232,093,276. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 25, 2010. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)	Does not include 2,424,009 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(4)	Does not include 110,815 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(5)	Does not include 129,091 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 10/2011 and 2/2019.
(6)	Does not include 53,474 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(7)	Does not include 81,069 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,752,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

(8)	Does not include 1,108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2019.
(9)	Does not include 774,552 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 80,566 Common Shares through Thomé Asset Management & Controlling.
(10)	Does not include 90,402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(11)	Does not include 84,402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(12)	Does not include 1,108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2019.

Employees

As of December 31, 2009, we employed 3,495 individuals, 20% of whom worked in research and development, 36% in sales, 24% in production/logistics, 7% in marketing and 13% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	185	497	265	64	140	1,151
Europe	464	435	450	128	235	1,712
Asia	29	282	82	38	71	502
Rest of World	20	37	53	3	17	130

December 31, 2009	698	1,251	850	233	463	3,495

At December 31, 2008 and 2007, we employed 3,041 and 2,662 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

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

Stock Plans

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the Plan.

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

As of January 25, 2010, there were 8.3 million options outstanding at prices ranging between $1.85 and $49.75 and expiring between January 2010 and November 2019. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally there were 3.0 million restricted stock unit awards outstanding as of January 25, 2010. These awards will be released between February 2010 and October 2019. As of January 25, 2010, options to purchase 4.0 million Common Shares and 1.4 million restricted stock units were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2009, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	29,296,616	(2)	12.62%

(1)	The percentage ownership was calculated based on 232,074,445 Common Shares issued and outstanding as of December 31, 2009.
(2)

Of the 29,296,616 shares attributed to FMR LLC, it has sole voting power over 9,028,362 shares and sole dispositive power over all 29,296,616 shares. Such voting and dispositive power is also attributable to

Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 16, 2010, which reported ownership as of December 31, 2009. FMR Corp. reported that it beneficially owned 23,079,319 shares representing 11.67% of the total Common Shares issued and outstanding at December 31, 2008 and 28,386,926 shares representing 14.53% of the total Common Shares issued and outstanding at December 31, 2007.

Our common stock is traded on the NASDAQ Global Select Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 25, 2010, there were 181 shareholders of record of our common shares.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 25, 2010, the officers and directors of QIAGEN as a group beneficially owned 7,852,255 Common Shares, or 3.38% of the then outstanding Common Shares.

Related Party Transactions

We have a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services, subject to adjustment. During each of the years ended December 31, 2009 and 2008, we paid approximately $0.2 million to Dr. Colpan for scientific consulting services under this agreement.

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. As of December 31, 2009 and 2008, we had accounts receivable from PreAnalytix of $1.0 million and $0.3 million, and accounts payable to PreAnalytix of $0.3 million, respectively.

During 2007, we made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital, which represents a 33.3% interest in Dx Assays Pte Ltd. In 2008, we made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013. During the year ended December 31, 2009, we recorded sales of $1.8 million to Dx Assays. As of December 31, 2009, we had accounts receivable from Dx Assays of $2.1 million and accounts payable to Dx Assays of $0.9 million.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10 of the Notes to the Consolidated Financial Statements, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through our liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2009 and 2008, we had a loan payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $3.3 million and amounts receivable from QIAGEN Finance of $2.3 million. As of December 31, 2009 and 2008, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million.

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

Effective July 3, 2006, our Common Shares began trading on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two fiscal years, and the monthly high and low sale prices for the last six months of our Common Shares on the NASDAQ Global Select and NASDAQ National Market, as applicable.

	High ($)	Low ($)
Annual
2005	13.95	10.45
2006	16.26	11.56
2007	23.83	15.22
2008	23.53	12.52
2009	23.58	14.32

	High ($)	Low ($)
Quarterly 2008:
First Quarter	23.53	18.17
Second Quarter	22.62	18.49
Third Quarter	21.83	16.26
Fourth Quarter	20.28	12.52

	High ($)	Low ($)
Quarterly 2009:
First Quarter	18.23	14.32
Second Quarter	18.68	14.79
Third Quarter	23.35	17.20
Fourth Quarter	23.58	20.46

Quarterly 2010:
First Quarter (through March 15, 2010)	23.71	20.26

	High ($)	Low ($)
Monthly
September 2009	23.35	20.05
October 2009	21.97	20.46
November 2009	23.58	20.56
December 2009	22.91	21.28
January 2010	23.71	21.76
February 2010	22.16	20.26

Since September 25, 1997, our Common Shares were traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment was discontinued in 2004. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two fiscal years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual
2005	11.74	8.05
2006	13.09	9.52
2007	16.44	11.45
2008	15.77	10.04
2009	15.98	11.12

	High (EUR)	Low (EUR)
Quarterly 2008:
First Quarter	15.77	11.49
Second Quarter	14.75	11.85
Third Quarter	14.86	11.87
Fourth Quarter	14.29	10.04

	High (EUR)	Low (EUR)
Quarterly 2009:
First Quarter	14.18	11.12
Second Quarter	13.56	11.12
Third Quarter	15.98	12.36
Fourth Quarter	15.81	13.84

Quarterly 2010:
First Quarter (through March 15, 2010)	16.71	14.67

	High (EUR)	Low (EUR)
Monthly:
September 2009	15.98	13.69
October 2009	14.88	13.84
November 2009	15.73	13.87
December 2009	15.81	14.42
January 2010	16.71	15.34
February 2010	16.11	14.67

Item 10.	Additional Information

Memorandum and Articles of Association

We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on July 2, 2008, or the Articles, and Dutch law, where appropriate. The Dutch Corporate Governance Code, or Code, that was published on December 9, 2003 (and revised on December 10, 2008) contains principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should either comply with, or if not, explain in its annual report why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

This summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Code.

Corporate Purpose

Our objects include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.

Managing Directors

QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The majority view under Dutch law is that in managing QIAGEN, the Managing Directors must take into account our interests and our business and the interests of all stakeholders (which includes but is not limited to our shareholders). Managing Directors shall be appointed by the General Meeting of our shareholders upon the joint meeting of the Supervisory Board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

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

Liability Towards QIAGEN

Failure of a Managing or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing or Supervisory Director must be deemed to have been grossly negligent. Managing Directors are jointly and severally liable for failure of the Managing Board as a whole, but an individual Managing Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences. Supervisory Directors are jointly and severally liable for failure of the Supervisory Board as a whole, but an individual Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.

Liability for Misrepresentation in Annual Accounts

Managing and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, annual report or interim statements of QIAGEN, although a Managing or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing or Supervisory Director may be found to be criminally liable if he or she deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

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

Criminal Liability

Under Dutch law, if a legal entity has committed a criminal offence, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act.

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

Common Shares

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, the Netherlands. The Type II shares are registered with our New York Transfer Agent.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgement of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Financing Preference Shares

No Financing Preference Shares are currently issued or outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under “Dividends” below. We have no present plans to issue any Financing Preference Shares.

Preference Shares

No Preference Shares are currently issued or outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates are issued for Preference Shares. Only 25% of the nominal value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (or the call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below.

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

On August 2, 2004, we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN, or SPAQ. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands. Its statutory objectives are to protect our interests and our enterprise and the enterprises of companies which are linked to us. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in our interests and the interests of our stakeholders.

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ two members were appointed to the board of SPAQ. Additional board members shall be appointed by the board of SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.

Pre-emptive Rights

Under our Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under our Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

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

On July 20, 2007, the General Meeting resolved to authorize the Supervisory Board to issue Common Shares and Financing Preference Shares or grant rights to subscribe to those shares for a period of 5 years commencing on October 11, 2007 and for a maximum of Common Shares and Financing Preference Shares included in our authorized share capital (as included in our Articles).

The General Meeting of shareholders subsequently resolved to grant the authority to exclude or limit any pre-emptive rights. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 50% of the aggregate number of Common Shares and Financing Preference Shares available to be issued or rights to subscribe for those shares available to be granted of our authorized but unissued share capital as of October 11, 2007. The authority to exclude or limit pre-emptive rights covers a period of 5 years commencing as of October 11, 2007.

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 24, 2009, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period from June 24, 2009 until December 24, 2010, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Capital Reduction

Subject to the provisions of Dutch law and our Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares or (ii) reducing the nominal value of shares through an amendment of our Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Financial Year, Annual Accounts and Independent Registered Public Accounting Firm

Our financial year coincides with the calendar year. Dutch law and our Articles require that within four months after the end of our fiscal year, the Managing Board must make available a report with respect to such fiscal year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an Independent Registered Public Accounting Firm. The annual report is submitted to the annual General Meeting for adoption.

The General Meeting appoints an Independent Registered Public Accounting Firm to audit the financial statements and to issue a report thereon. On June 24, 2009, our shareholders appointed Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft to serve as our Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2009.

Dividends and Other Distributions

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made. Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares, the Supervisory Board shall determine such amounts as shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the Financing Preference Share Dividend) shall be paid on the Financing Preference Shares equal to a percentage (the Financing Preference Share Dividend Percentage) over the nominal value of the Financing Preference Shares, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares. The Financing Preference Shares Dividend Percentage which percentage is related to a fixed average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal as set forth in article 40.4 of our Articles. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to reserves as specified above, the General Meeting may act to allocate such profits, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Distributions as described above are payable as from a date to be determined by the Supervisory Board. The date of payment on Type I shares may differ from the date of payment on Type II shares. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions, provided that cash distributions in respect of Type II shares will, subject to certain exceptions, be paid in the currency of a country where our shares are listed or quoted for trading, converted at the close of business on a day to be determined for that purpose by the Supervisory Board. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN.

Dutch law provides that the declaration of dividends out of the profits that are at the free disposal of the General Meeting is the exclusive right of the General Meeting. This is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The annual General Meeting is required to be held within six months after the end of each fiscal year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.

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

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given to the shareholders by advertisement in at least one national daily newspaper published in The Netherlands no later than the fifteenth day prior to the meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at our offices.

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or representing a value of at least EUR 50,000,000 may request QIAGEN not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

General Meetings are presided over by the chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).

A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless our Articles require a greater majority or quorum. Our Articles do not provide for shareholders to act by written consent outside of a General Meeting.

A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

A shareholder shall upon request be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore, any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than those made public) are not available in this manner for shareholder review, but an extract of the minutes of the General Meeting shall be made available.

According to Dutch law and our Articles, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board acquire the approval of the General Meeting in any event:

(i)	the transfer of our enterprise or practically our entire enterprise to a third party;

(ii)	the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of a far-reaching significance for us; and

(iii)	the acquisition or divestment by us or one of our subsidiaries (dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders holding at least one-tenth of our issued capital, or EUR 225,000, in nominal amount of our shares may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.

Dissolution and Liquidation

The General Meeting may resolve to dissolve QIAGEN. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall upon the proposal of the Supervisory Board determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation.

During the liquidation process, the provisions of our Articles will remain applicable to the extent possible.

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the nominal value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

The Supervisory Board, upon application in writing, must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise the transfer will be deemed approved.

Limitations in our Articles on Rights to Own Securities

Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles do not impose limitations on rights to own our securities.

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

Due to the implementation of the EC Directive or Takeover Bids, or 13th Directive, in Dutch legislation, shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the General Meeting of shareholders in a Dutch public limited company (naamloze vennootschap) whose securities are admitted to trading on a regulated market in the EU, such as QIAGEN.

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed. However there are statutory requirements to disclose share ownership above certain thresholds under Dutch law – see “Obligation of Shareholders to Disclose Major Holdings”.

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

Obligation of Shareholders to Disclose Major Holdings

Certain holders of our shares or rights to acquire shares (which include options and convertible bonds) are subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act, or the FMSA.

Under Chapter 5.3 of the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including potential interest, such as options and convertible bonds) in our capital or voting rights must immediately notify the Netherlands Authority for the Financial Markets, or AFM, by means of a standard form, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 5% (a bill is being considered that would add a threshold of 3%), 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of the voting rights or capital interests in the issued capital of QIAGEN. A notification requirement also applies if a person’s capital interest or voting rights reach, exceed or fall below the above mentioned thresholds as a result of a change in our total share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below. We are required to notify the AFM immediately of the changes to our total share capital or voting rights if our share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of the relevant quarter, in the event our share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.

Furthermore, every holder of 5% (a bill is being considered that would add a threshold of 3%) or more of our share capital or voting rights whose interest at December 31 at midnight differs from a previous notification to the AFM, as a result of certain acts (including but not limited to the exchange of our shares for depository receipts and the exercise of a right to acquire our shares) must notify the AFM within four weeks. Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 5% (a bill is being considered that would reduce this threshold to 3%) or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity. For the purpose of calculating the percentage of capital interest or voting rights, among other metrics, the following interests must be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares.

The AFM does not issue separate public announcements of these notifications. It does, however, keep a public register of all notifications under the FMSA on its website www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.

Non-compliance with the notification obligations under the FMSA may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the shareholding disclosure obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition applicable to the offender to acquire any of our shares or voting rights on our shares for a period of up to five years.

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

Dividend Withholding Tax

General.    Upon distribution of dividends, we would be obligated to withhold 15% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax, unless derived from our paid-in share premium which is recognized as equity for Netherlands tax purposes.

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

U.S. Shareholders.    Under the Tax Convention between The Netherlands and the United States (the “Convention”), the regular 15% withholding tax on dividends we pay to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) unless such U.S. shareholder has a permanent establishment in The Netherlands with which the shares are effectively connected.

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

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. For tax years beginning before 2011, such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

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

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as ‘accounting hedges’. All derivatives that qualify for hedge accounting are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Interest Rate Risk

At December 31, 2009, we had $825.6 million in cash and cash equivalents as well as $40.0 million in short-term investments at December 31, 2009. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would decrease 2009 earnings by approximately $0.3 million.

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2009. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2009, we had $920.0 million in long-term debt, of which $275.0 million was, taking existing cash flow hedges into considerations, effectively at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2009 earnings by approximately $0.3 million, based on the period-end interest rate.

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

Disclosure Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2009, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft the independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2009, has issued an attestation report on management’s assessment of our internal control over financial reporting, which is included in this Annual Report on Form 20-F. This report appears on page F-2.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

At our 2009 Annual General Meeting of Shareholders held on June 24, 2009, our shareholders appointed Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft to serve as our auditors for the fiscal year ended December 31, 2009. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young GmbH and affiliates for providing audit and other professional services in each of the last two fiscal years:

(in thousands)	2009	2008
Audit fees	$1,905	$1,971
Audit related fees	607	499
Tax fees	66	51
All other fees	120	—

Total	$2,698	$2,521

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

Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing at the German Stock Exchange in Frankfurt, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law or state the deviations recorded in the period. These standards differ in some respects from the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. A brief summary of the principal differences follows.

Two-Tier Board

QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non executives), similar to a Board of Directors in a U.S. corporation. The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board consists of one or more members as determined by the Supervisory

Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. The remuneration of management is determined in accordance with a remuneration policy which has been approved by QIAGEN’s shareholders at the General Meeting on June 14, 2005. The remuneration of the members of the Managing Board will, with due observance of the remuneration policy, be determined by the Supervisory Board based on a proposal by its Compensation Committee.

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

Independence

Unlike the NASDAQ listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code recommends that all Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of its “best practice” provision. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the NASDAQ rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, a majority of our Supervisory Board are “independent” under both the NASDAQ and Dutch definitions.

Independent Auditors

In contrast to rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, Dutch law requires that external auditors be appointed by the General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public auditor must be approved by the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.

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

Further Information

For additional information regarding our Boards, including the Audit and other Committees of our Supervisory Board, please refer to the discussion in Item 6 above.

PART III

Item 17.    Financial Statements

See Item  18.

Item 18.    Financial Statements

See pages F-1 through F-45 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notorial deed as of July 2, 2008 (English translation) (8)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (3)

2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006 (5)

2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006 (5)

2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.9	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (filed as Exhibit (b)) (6)

2.10	Syndication and Amendment Agreement, dated September 25, 2007, between QIAGEN N.V. and Deutsche Bank AG (7)

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (7)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (7)

4.5	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (Filed as Exhibit 4.23) (3)

4.6	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (4)

*4.7	Amendment No. 2 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated March 23, 2009

4.8	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.4) (2)

4.9	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.
(6)	Incorporated by reference to Amendment No. 2 to Schedule TO of QIAGEN N.V. filed with the Securities and Exchange Commission on July 18, 2007.
(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 20, 2008.
(8)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 25, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 16, 2010
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

March 16, 2010

Mannheim, Germany

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2009 of QIAGEN N.V. and Subsidiaries and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

March 16, 2010

Mannheim, Germany

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
(dollars in thousands)	2009	2008
Assets
Current Assets:
Cash and cash equivalents	$825,557	$333,313
Short-term investments, stated at market value	40,000	—
Accounts receivable, net of allowance for doubtful accounts of $3,402 and $3,070 in 2009 and 2008, respectively	193,737	158,440
Income taxes receivable	12,907	14,441
Inventories, net	130,851	108,563
Prepaid expenses and other	96,893	61,424
Deferred income taxes	33,525	27,374

Total current assets	1,333,470	703,555

Long-Term Assets:
Property, plant and equipment, net	317,467	289,672
Goodwill	1,337,064	1,152,105
Intangible assets, net of accumulated amortization of $219,731 and $132,570 in 2009 and 2008, respectively	752,296	640,309
Deferred income taxes	26,387	73,766
Other assets	29,780	25,916

Total long-term assets	2,462,994	2,181,768

Total assets	$3,796,464	$2,885,323

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
(dollars and shares in thousands)	2009	2008
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$43,775	$48,836
Accrued and other liabilities (of which $6,296 and $6,358 due to related parties in 2009 and 2008, respectively, see Note 18)	248,699	163,513
Income taxes payable	10,727	14,288
Current portion of long-term debt	50,000	25,000
Current portion of capital lease obligations	3,417	2,984
Deferred income taxes	18,912	7,754

Total current liabilities	375,530	262,375

Long-Term Liabilities:
Long-term debt, net of current portion (of which $445,000 in 2009 and 2008 due to related parties, see Note 18)	870,000	920,000
Capital lease obligations, net of current portion	27,554	29,718
Deferred income taxes	212,690	212,589
Other (of which $1,391 due to related party in 2009 and 2008, respectively, see Note 18)	19,521	6,797

Total long-term liabilities	1,129,765	1,169,104

Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—232,074 and 197,839 shares at December 31, 2009 and 2008, respectively	2,711	2,212
Additional paid-in capital	1,622,733	958,665
Retained earnings	615,579	477,812
Accumulated other comprehensive income	50,146	15,155

Total shareholders’ equity	2,291,169	1,453,844

Total liabilities and shareholders’ equity	$3,796,464	$2,885,323

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
(in thousands, except per share data)	2009	2008	2007
Net sales	$1,009,825	$892,975	$649,774
Cost of sales	342,752	293,285	216,227

Gross profit	667,073	599,690	433,547

Operating Expenses:
Research and development	107,900	97,331	64,935
Sales and marketing	244,814	227,408	164,690
General and administrative, integration and other	115,933	113,936	87,178
Acquisition-related intangible amortization	18,221	14,368	7,711
Purchased in-process research and development	—	985	25,900

Total operating expenses	486,868	454,028	350,414

Income from operations	180,205	145,662	83,133

Other Income (Expense):
Interest income	3,522	9,511	19,509
Interest expense	(29,641)	(37,527)	(31,455)
Other income, net	18,244	1,640	4,539

Total other expense	(7,875)	(26,376)	(7,407)

Income before provision for income taxes and noncontrolling interest	172,330	119,286	75,726
Provision for income taxes	34,563	29,762	25,555

Net income	$137,767	$89,524	$50,171

Less: Noncontrolling interest	—	491	49

Net income attributable to the owners of QIAGEN N.V.	$137,767	$89,033	$50,122

Basic net income per common share attributable to the owners of QIAGEN N.V.	$0.67	$0.45	$0.30

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.64	$0.44	$0.28

Shares used in computing basic net income per common share	206,928	196,804	168,457

Shares used in computing diluted net income per common share	213,612	204,259	175,959

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(in thousands)	Shares	Amount
BALANCE AT DECEMBER 31, 2006	150,168	$1,535	$178,656	$344,739	$41,235	$566,165

Net income	—	—	—	50,122	—	50,122
Unrealized gain, net on hedging contracts	—	—	—	—	903	903
Realized loss, net on hedging contracts	—	—	—	—	611	611
Unrealized loss, net on short-term investments	—	—	—	—	(504)	(504)
Realized gain, net on short-term investments	—	—	—	—	(1)	(1)
Unrealized gain, net on pension	—	—	—	—	47	47
Translation adjustment	—	—	—	—	32,733	32,733

Comprehensive income	—	—	—	—	—	83,911
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Stock issued for the acquisition of eGene Inc.	870	12	15,598	—	—	15,610
Stock issued for the acquisition of Digene Corporation.	39,618	563	635,388	—	—	635,951
Equity awards issued in connection with the Digene acquisition	—	—	33,212	—	—	33,212
Common stock issuances under employee stock plans	4,679	65	42,217	—	—	42,282
Tax benefit of employee stock plans	—	—	9,944	—	—	9,944
Share-based compensation	—	—	8,982	—	—	8,982
Proceeds from subscription receivables	—	—	1,600	—	—	1,600

BALANCE AT DECEMBER 31, 2007	195,335	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts	—	—	—	—	(3,920)	(3,920)
Realized gain, net on hedging contracts	—	—	—	—	533	533
Realized loss, net on short-term investments	—	—	—	—	(780)	(780)
Unrealized gain, net on pension	—	—	—	—	65	65
Translation adjustment	—	—	—	—	(55,767)	(55,767)

Comprehensive income	—	—	—	—	—	29,164
Stock issued for the acquisition of eGene Inc.	17	1	301	—	—	302
Stock issued for the acquisition of Corbett.	219	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants	395	5	4,995	—	—	5,000
Common stock issuances under employee stock plans	1,873	28	13,427	—	—	13,455
Tax benefit of employee stock plans	—	—	(662)	—	—	(662)
Share-based compensation	—	—	9,791	—	—	9,791
Proceeds from subscription receivables	—	—	985	—	—	985

BALANCE AT DECEMBER 31, 2008	197,839	$2,212	$958,665	$477,812	$15,155	$1,453,844

Net income	—	—	—	137,767	—	137,767
Unrealized loss, net on hedging contracts	—	—	—	—	(9,005)	(9,005)
Realized gain, net on hedging contracts	—	—	—	—	5,841	5,841
Unrealized gain, net on pension	—	—	—	—	210	210
Translation adjustment	—	—	—	—	37,945	37,945

Comprehensive income	—	—	—	—	—	172,758
Common stock issuance from public offering.	31,625	462	623,109	—	—	623,571
Common stock issuances from conversion of warrants	—	—	1	—	—	1
Common stock issuances under employee stock plans	2,610	37	26,883	—	—	26,920
Tax benefit of employee stock plans	—	—	3,363	—	—	3,363
Share-based compensation	—	—	9,747	—	—	9,747
Proceeds from subscription receivables	—	—	965	—	—	965

BALANCE AT DECEMBER 31, 2009	232,074	$2,711	$1,622,733	$615,579	$50,146	$2,291,169

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2009	2008	2007
Cash Flows From Operating Activities:
Net income	$137,767	$89,033	$50,122
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	48,575	42,618	31,257
Amortization of purchased intangible assets	71,819	63,086	31,326
Purchased in-process research and development	—	985	25,900
Non-cash acquisition related costs	10,030	5,869	2,839
Share-based compensation:
Share-based compensation expense	9,747	9,791	8,982
Excess tax benefits from share-based compensation	(5,942)	(1,775)	(9,944)
Deferred income taxes	(10,610)	(17,694)	(1,654)
Gain on sale of investments	(11,501)	—	—
Other	1,907	(843)	1,809
Net changes in operating assets and liabilities:
Accounts receivable	(25,213)	(19,078)	(21,378)
Inventories	(21,534)	(30,371)	(8,738)
Prepaid expenses and other	(9,364)	(396)	(4,604)
Other assets	(8,213)	4,975	(887)
Accounts payable	(9,076)	5,753	956
Accrued and other liabilities	23,859	19,081	(23,539)
Income taxes	12,473	1,595	(64)
Other	2,271	369	2,428

Net cash provided by operating activities	216,995	172,998	84,811

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(52,179)	(39,448)	(34,492)
Proceeds from sale of equipment	869	1,233	715
Purchases of intangible assets	(17,178)	(18,469)	(24,122)
Proceeds from sale/(purchases) of investments	1,476	(4,175)	(747)
Collections of note receivable in connection with disposed synthetic DNA business unit	—	—	5,106
Purchases of short-term investments	(40,000)	—	(45,444)
Sales of short-term investments	—	2,313	299,005
Cash paid for acquisitions, net of cash acquired	(234,732)	(150,531)	(859,692)
Loan to related party	—	(1,441)	—

Net cash used in investing activities	(341,744)	(210,518)	(659,671)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
(in thousands)	2009	2008	2007
Cash Flows From Financing Activities:
Proceeds from debt	—	—	780,018
Repayment of debt	(25,000)	(5,000)	(337,811)
Principal payments on capital leases	(2,991)	(2,995)	(1,979)
Proceeds from subscription receivables	965	985	1,600
Excess tax benefits from share based compensation	5,942	1,775	9,944
Issuance of common shares	650,492	18,455	42,282
Other financing activities	(210)	(451)	—

Net cash provided by financing activities	629,198	12,769	494,054

Effect of exchange rate changes on cash and cash equivalents	(12,205)	10,744	(2,231)

Net increase (decrease) in cash and cash equivalents	492,244	(14,007)	(83,037)
Cash and cash equivalents, beginning of year	333,313	347,320	430,357

Cash and cash equivalents, end of year	$825,557	$333,313	$347,320

Supplemental Cash Flow Disclosures:
Cash paid for interest	$27,662	$36,460	$30,531
Cash paid for income taxes	$36,003	$39,475	$14,234
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$376	$141	$59
Issuance of common shares in connection with acquisitions	$—	$4,536	$651,561

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.	Description of Business

QIAGEN N.V., a Netherlands holding company, and subsidiaries (the Company) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification as well as open and target-specific assays. The Company also supplies diagnostic kits, tests, and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. The Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to the Company’s adoption of the provisions of Accounting Standards Codification Topic 810, (formerly Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”).

On September 30, 2009, the Company completed an offering pursuant to which QIAGEN N.V. sold an aggregate of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ over-allotment option, at an offering price of $20.25/EUR 13.82 per common share for aggregate gross proceeds of approximately $640.4 million. The Company received net proceeds from the offering of $623.6 million, after deducting $12.8 million of underwriting commissions and $4.0 million of offering expenses, net of related tax benefits.

During 2009, the Company acquired DxS Ltd and SABiosciences Corporation. During 2008, the Company acquired Corbett Life Science Pty. Ltd. and the assets related to the Biosystems Business from Biotage AB, as discussed more fully in Note 4. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The financial instruments used in managing the Company’s foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. The Company attempts to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of the Company’s financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, the Company has no reason to believe that any counterparties will default on their obligations and therefore does not expect to record any losses as a result of counterparty default. In order to minimize the Company’s exposure with any single counterparty, the Company has entered into master agreements which allow it to manage the exposure with the respective counterparty on a net basis. In connection with such agreements, the Company does not require and is not required to pledge collateral for derivative transactions.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the loan arrangements the Company has with QIAGEN Finance and Euro Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

Cash and Cash Equivalents and Short-Term Investments

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Short-Term Investments:    Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended December 31, 2009, 2008 and 2007, write-offs of accounts receivable totaled $0.6 million, $0.7 million and $1.1 million while provisions for doubtful accounts which were charged to expense totaled $1.7 million, $0.8 million and $1.8 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2009 and 2008:

	As of December 31,
(in thousands)	2009	2008
Raw materials	$33,172	$34,820
Work in process	39,856	36,305
Finished goods	57,823	37,438

Total inventories	$130,851	$108,563

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangible assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets other than goodwill are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

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

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. The Company has elected to perform its annual test for indications of impairment as of October 1st of each year. Goodwill is potentially impaired when, in the first step, the net book value of a reporting unit exceeds its estimated fair value. Our reporting units are our subsidiaries. If impairment is indicated, then the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In testing for potential impairment, the estimated fair value of reporting units is based upon discounted future operating cash flows using a discount rate reflecting the estimated average cost of funds. Future cash flows are based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. Following the annual impairment tests for the years ended December 31, 2009, 2008 and 2007, goodwill has not been impaired.

Investments

The Company has investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of any of the Company’s equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded to its estimated fair value.

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

Revenue Recognition

The Company’s revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services and technology. The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured.

Consumable Products:    Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2009, 2008 and 2007, shipping and handling costs totaled $17.5 million, $17.1 million and $17.1 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 were $10.6 million, $21.5 million and $5.0 million, respectively.

General and Administrative, Integration and Other

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2007	$1,621
Provision charged to income	1,884
Usage	(622)
Adjustments to previously provided warranties, net	(32)
Currency translation	(127)

BALANCE AT DECEMBER 31, 2008	$2,724

Provision charged to income	1,347
Usage	(759)
Adjustments to previously provided warranties, net	(93)
Currency translation	249

BALANCE AT DECEMBER 31, 2009	$3,468

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar and subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2009, 2008 and 2007 was $5.6 million, ($0.2 million), and $2.0 million, respectively, and is included in other income, net.

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes. The purpose of the derivative instruments is to minimize the variability of cash flows or income statement impact associated

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

Compensation cost for all share-based payments is recorded based on the grant date fair value.

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

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

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

Recent Authoritative Pronouncements

Adoption of New Accounting Standards

On September 30, 2009, the Company adopted the Financial Accounting Standards Board (FASB) Codification as outlined in Statement of Financial Accounting Standard (SFAS) 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (FASB ASC). The

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Codification is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, as well as SEC Staff Accounting Bulletins. Effective for interim and annual periods ending after September 15, 2009, the Codification supersedes all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. FASB ASC Topic 105-10-65 “Transition and Open Effective Date Information” identifies exceptions for FASB Statement Nos. 164 through 168, which will remain authoritative until these standards are incorporated into the Codification.

On June 30, 2009, the Company adopted SFAS 165 “Subsequent Events.” This standard provides general standards of accounting and disclosure to determine the period of time after the balance sheet date in which events and transactions should be evaluated for disclosure, the circumstances under which events and transactions which occur after the balance sheet date should be recognized in the financial statements and disclosure guidance on these events and transactions that occur after the balance sheet date.

On January 1, 2009, the Company adopted the new provisions of FASB ASC Topic 805-20—Business Combinations—Identifiable Assets and Liabilities, and Any Noncontrolling Interest (formerly SFAS 141R and SFAS 160). These provisions impacted the Company primarily in five areas: (1) acquired in-process research and development is now accounted for as an indefinite lived intangible asset until approval or discontinuation rather than as an expense; (2) acquisition costs are now expensed rather than added to the cost of an acquisition; (3) restructuring costs in connection with an acquisition are now expensed rather than added to the cost of an acquisition; (4) the fair value of contingent consideration at the date of an acquisition is now included in the cost of an acquisition; and (5) the fair value of contingent liabilities that are more likely than not to occur are now recorded at the date of an acquisition. The effects of these changes were applicable to acquisitions on or after January 1, 2009. The Noncontrolling Interest provisions have been applied prospectively as of January 1, 2009, except for the presentation and disclosure requirements, which have been applied retrospectively for prior periods presented. Prior to the adoption of the new provisions in FASB ASC Topic 805-20, the noncontrolling interests’ share of net income was included in minority interest in income (expense) in the consolidated statement of income, and the noncontrolling interests’ equity was included outside of equity in the consolidated balance sheet.

On January 1, 2009, the Company adopted the new disclosure provisions in FASB ASC Topic 815-10-50—Derivatives and Hedging—Disclosure (formerly SFAS 161). FASB ASC Topic 815-10-50 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of derivative instruments and hedging activities on an entity’s financial condition, financial performance and cash flows. FASB ASC Topic 815-10-50 impacts disclosures only.

On January 1, 2009, the Company adopted the new provisions of FASB ASC Topic 808—Collaborative Arrangements (specifically the provisions included in the former EITF Issue No. 07-1) that discuss how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The provisions indicate that costs incurred and revenues generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to FASB ASC Topic 605-45—Revenue Recognition —Principle Agent Considerations (formerly under EITF Issue No. 99-19). Additionally, the provisions of FASB ASC Topic 808 provide that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative guidance; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

election. These provisions shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of these provisions did not result in a change to the Company’s historical consolidated financial statements.

In 2009, there was an update to FASB ASC Topic 320—Investments—Debt and Equity Securities (formerly FSP FAS 115-2 and FAS 124-2), which provides additional guidance for the accounting for and presentation of impairment losses on securities. The Company adopted these updates in the second quarter of 2009 without any impact.

In 2009, the FASB updated ASC Topic 820—Fair Value Measurements and Disclosures (formerly FSP FAS 157-4). This update emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability, fair value is still determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Company adopted these updates in the second quarter of 2009 without any impact.

In 2009, the FASB updated ASC Topic 825—Financial Instruments (formerly FSP FAS 107-1 and APB 28-1). This update amends ASC Topic 825 to require disclosures about fair value of financial instruments for interim reporting periods of publicly-traded companies as well as in annual financial statements. This update also amends ASC Topic 270—Interim Reporting (formerly APB Opinion No. 28) to require these disclosures in summarized financial information at interim reporting periods. The Company adopted these updates in the second quarter of 2009.

Recently Issued Accounting Standards

In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011. The Company is evaluating the effect that adoption of this update will have, if any, on the consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R).” This standard amends older guidance in ASC Topic 810—Consolidation (formerly FIN 46(R)) by eliminating the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. The standard instead applies a qualitative approach that identifies which enterprise has the most significant impact on the variable interest entity’s economic performance and which has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The standard also requires an additional reconsideration event when the equity holders of the entity, as a group, lose the power from voting rights or similar rights to direct the activities of the entity that most significantly impact the entity’s economic performance. Ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity and expanded disclosures about an enterprise’s involvement in variable interest entities will also be required. This standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company adopted this standard on January 1, 2010 without any impact.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per Common Share:

	Years ended December 31,
(in thousands)	2009	2008	2007
Weighted average number of Common Shares used to compute basic net income per Common Share	206,928	196,804	168,457
Dilutive effect of stock options and restrictive stock units	2,717	3,122	3,716
Dilutive effect of outstanding warrant shares	3,967	4,333	3,786

Weighted average number of Common Shares used to compute diluted net income per Common Share	213,612	204,259	175,959

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,627	2,149	2,207

Outstanding warrants having no dilutive effect, not included in above calculation	30,000	22,430	23,166

4.	Acquisitions, Divestiture and Restructuring

Significant 2009 Acquisitions

DxS Ltd. Acquisition

On September 21, 2009, the Company acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition, the Company believes that it has taken a strong leadership position in personalized healthcare (PHC). The transaction is valued at $94.5 million in cash, plus up to an additional $35.0 million in contingent consideration. The acquisition date fair value of the total consideration was $112.1 million, which consisted of $94.5 million in cash and $17.6 million for the acquisition date fair value of the contingent consideration. The Company has deposited $9.1 million of the consideration in an escrow account with a paying agent to cover any claims for breach of any of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. This amount is included in prepaid expenses and other in the accompanying Consolidated Balance Sheet. Correspondingly, the Company has recorded preacquisition contingencies of $9.1 million which are included in accrued and other liabilities in the accompanying Consolidated Balance Sheet.

The contingent consideration of $35.0 million relates to specific commercial and other milestones, which, if met will be paid as follows: $10.0 million in 2010, $10.0 million in 2011, $2.5 million until November 30, 2011, $5.0 million until May 31, 2012, $5.0 million until September 21, 2012 and $2.5 million until November 30, 2012. The preliminary total fair value of milestones is approximately $17.6 million which, as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments was determined using a discount rate of 3.25% and a probability regarding the accomplishment of the milestones of 90 to 95%.

SABiosciences Acquisition

On December 14, 2009, the Company acquired 100% of the outstanding shares of SABiosciences Corporation, located in Frederick, Maryland (USA). SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels, which are widely utilized in biomedical research and in the development of future drugs and diagnostics. At closing, the purchase price was

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$97.6 million in cash. The Company has deposited $15.0 million of the consideration in an escrow account with a paying agent to cover any claims for breach of any of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. This amount is included in prepaid expenses and other in the accompanying Consolidated Balance Sheet. Correspondingly, the Company has recorded preacquisition contingencies of $15.0 million which are included in accrued and other liabilities in the accompanying Consolidated Balance Sheet.

The preliminary purchase price allocations are as follows:

(in thousands)	DxS Acquisition	SABiosciences Acquisition	Total
Purchase Price:
Cash	$94,520	$97,586	$192,106
Preliminary Fair Value of Milestones	17,599	—	17,599

	$112,119	$97,586	$209,705

Preliminary Allocation:
Working capital	$3,396	$9,490	$12,886
Fixed and other long-term assets	2,199	2,215	4,414
Product technology and know how	16,400	26,400	42,800
Purchased in-process research and development	1,400	1,700	3,100
Customer relationships	54,900	8,400	63,300
Tradename	4,100	1,900	6,000
Goodwill	53,499	62,841	116,340
Deferred tax liability on fair value of identifiable intangible assets acquired	(23,040)	(15,360)	(38,400)
Liabilities assumed	(735)	—	(735)

	$112,119	$97,586	$209,705

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Pro forma results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2009 and 2008, pro forma net sales would have been $1,049.1 million and $922.0 million, pro forma net income would have been $138.0 million and $87.6 million, and pro forma diluted net income per common share would have been $0.65 and $0.43, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2009 Acquisitions

On August 6, 2009, the Company acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at $7.5 million, with a fixed purchase price of $5.0 million and milestone payments of $2.5 million, which are expected to be realized. With this acquisition, the Company is expanding the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 12, 2009, the Company acquired 100% of the outstanding shares of a privately-held developer, producer and distributor of PCR-based technologies for forensics, kinship and paternity analysis, and other human identity testing applications located in Germany. Upon closing of the transaction, an upfront payment of $23.3 million was paid to the sellers, less an amount of $13.1 million which is retained in an escrow account to cover any claims for breach of any of representations, warranties or indemnities. Another $1.5 million was paid to the sellers in the beginning of January 2010.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure, such as sales force, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the intangible assets acquired with the acquisition of DxS and SABiosciences. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying consolidated statements of income.

2008 Acquisitions

On July 1, 2008, the Company acquired an 82.5% interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, the Company acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17.5% shareholding in Corbett.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Final Allocations of 2008 Acquisitions

Following the finalization of the fair-value of acquired pre-acquisition contingencies, deferred taxes, and certain milestone payments, the final allocations of the purchase price and transaction costs for the acquisitions of Corbett Life Science Pty. Ltd. (Corbett) and the Biosystems Business from Biotage AB as of December 31, 2009, is as follows:

(in thousands)	Corbett Acquisition	Biosystems Business Acquisition	Total
Purchase Price:
Issuance of restricted shares	$4,234	$—	$4,234
Cash, including transaction costs	130,318	52,024	182,342
Cash acquired	(7,075)	—	(7,075)
Cash for 17.5% interest in Corbett	21,071	(21,071)	—

	$148,548	$30,953	$179,501

Allocation:
Working capital	$8,537	$3,030	$11,567
Fixed and other long-term assets	4,204	234	4,438
Developed IP	35,000	12,600	47,600
Customer Relationships	17,400	1,800	19,200
Tradename	3,600	900	4,500
Goodwill	96,214	14,662	110,876
Purchased in-process research and development expense	1,000	—	1,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,433)	—	(16,433)
Liabilities assumed	(974)	(2,273)	(3,247)

	$148,548	$30,953	$179,501

The weighted-average amortization period for all intangible assets acquired in 2008 is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Other 2008 Acquisitions

In 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0.9 million and a milestone payment amounting to AUD 0.4 million, which was paid in 2009. Additionally in 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. The Company also acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash in 2008. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

2009 Divestiture

In July 2009, through the sale of the Company’s subsidiary in Austria, the Company sold the Olerup SSP® product line and related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

company specializing in life sciences. The Olerup SSP® product line includes molecular transplantation testing products used for DNA human leukocyte antigen (HLA) typing. The Company retained rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. The transaction does not affect the Company’s presence in new sequencing-based typing assays in the area of transplantation. The Company recorded a net gain of approximately $1.2 million on the sale of the business, which is recorded in other income, net in 2009.

2009 Restructuring of Acquired Business

In October 2009, the Company started the closure of its facilities and relocation of its activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate the Company’s instrument manufacturing activities. The closure and relocation are expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately $4.0 million to $5.0 million. During 2009, the Company had incurred approximately $2.3 million of restructuring costs, of which $1.6 million was accrued as of December 31, 2009.

5.	Accumulated Other Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in equity. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, hedging contracts and pension liabilities. The following table is a summary of the components of accumulated other comprehensive income:

(in thousands)	2009	2008
Net unrealized loss on hedging contracts, net of tax of $2.7 million and $1.5 million in 2009 and 2008, respectively	$(5,326)	$(2,162)
Net unrealized gain (loss) on pension, net of tax of $50,000 and $40,000 in 2009 and 2008, respectively	118	(92)
Foreign currency translation adjustments, net of tax of $1.9 million and $6.0 million in 2009 and 2008, respectively	55,354	17,409

Accumulated other comprehensive income	$50,146	$15,155

6.	Derivatives and Hedging and Fair Value Measurements

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet, measures those instruments at fair value and recognizes the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

As of December 31, 2009, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2009, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. There are no expected transactions which would result in a reclassification of amounts in other comprehensive income into earnings in the next 12 months. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 14) and which qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2009 and 2008 of approximately $5.7 million and $3.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, the Company was party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 14) and which qualified as cash-flow hedges with a notional amount of $120.0 million and $60.0 million as of December 31, 2009 and 2008, respectively, which mature in November 2012 and had fair market values of $16.7 million and $4.9 million at December 31, 2009 and 2008, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately $200.1 million and fair values of $0.9 million and $7.7 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through March 2010. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

The Company was party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately $163.3 million and fair values of $0.3 million and $10.9 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps, which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt and qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of December 31, 2009 had an aggregate fair value of $6.3 million, of which $2.1 million is recorded in accrued and other liabilities and $4.2 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2008 these swaps had an aggregate fair value of $6.8 million recorded in other long-term liabilities in the accompanying consolidated balance sheet.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2009 and 2008:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$(6,274)	$(6,811)
Foreign exchange contracts	—	—	(22,495)	(8,028)

Total derivative instruments designated as hedges	$—	$—	$(28,769)	$(14,839)

Undesignated derivative instruments
Foreign exchange contracts	$947	$344	$(7,690)	$(10,891)

Total derivative instruments	$947	$344	$(36,459)	$(25,730)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on the Company’s derivative instruments for the year ended December 31, 2009:

(in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$537	Interest expense Other income, net	$—	n/a
Foreign exchange contracts	(13,277)		8,367	n/a

Total	$(12,740)		$8,367	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(2,333)

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Measurements

The Company’s assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table above. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

The following table presents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$40,000	$—	$—	$40,000
Foreign exchange contracts	—	947	—	947

	$40,000	$947	$—	$40,947

Liabilities:
Foreign exchange contracts	$—	$30,185	$—	$30,185
Interest rate contracts	—	6,274	—	6,274

	$—	$36,459	$—	$36,459

There were no fair value adjustments in the quarter ended December 31, 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

7.	Short-term Investments

At December 31, 2009, the Company had short-term investments which had a fair market value and cost of approximately $40.0 million.

At December 31, 2008, the Company had no short-term investments.

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

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2008 and 2007, proceeds from sales of available-for-sale securities totaled $2.3 million and $299.0 million, respectively. There were no realized gains or losses during 2007.

8.	Prepaid Expenses and Other

Prepaid expenses and other current assets are summarized as follows as of December 31, 2009 and 2008:

(in thousands)	2009	2008
Prepaid expenses	$29,109	$19,418
Amounts held in escrow in connection with acquisitions	37,094	25,139
Value Added Tax	7,865	10,427
Other receivables	22,825	6,440

	$96,893	$61,424

9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2009 and 2008:

(in thousands)	Estimated useful life (in years)	2009	2008
Land	—	$19,194	$13,357
Buildings and improvements	1-40	234,398	225,284
Machinery and equipment	1-10	135,540	131,118
Computer software	1-10	53,038	44,268
Furniture and office equipment	1-10	69,310	58,783
Construction in progress	—	16,788	10,932

		528,268	483,742

Less: Accumulated depreciation and amortization		(210,801)	(194,070)

Property, plant and equipment, net		$317,467	$289,672

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2009 and 2008, respectively. For the years ended December 31, 2009, 2008 and 2007 depreciation and amortization expense totaled $42.0 million, $36.2 million and $26.1 million, respectively. Repairs and maintenance expense was $10.9 million, $9.7 million and $7.4 million in fiscal years 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008 and 2007, interest capitalized in connection with construction projects was not significant.

10.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of the Company’s influence. The Company monitors changes in circumstances that may require a reassessment of the level of influence. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

A summary of these investments, which are included in other assets, is as follows:

		Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
Company (in thousands)	Ownership Percentage	2009	2008	2009	2008	2007
PreAnalytiX GmbH	50.00%	$10,894	$7,008	$2,887	$1,459	$1,318
QBM Cell Science	19.50%	$394	$443	$(49)	$(61)	$(42)
QIAGEN Finance	100.00%	$818	$703	$115	$426	$86
QIAGEN Euro Finance	100.00%	$1,033	$733	$300	$257	$250
Dx Assays Pte Ltd	33.30%	$—	$316	$(316)	$(408)	$—

During 2009, the Company sold it’s investment in a privately-held company which had been accounted for under the cost-method of accounting, and realized a gain of $10.5 million. The proceeds were received in January 2010.

During 2008, in connection with the acquisition of Corbett, the Company impaired its $4.0 million investment in a privately-held company which had been accounted for under the cost-method of accounting. Following the acquisition of Corbett, management anticipated a change in the Company’s purchasing pattern of the investee’s products, which negatively impacted the forecasted financial condition of the investee. Accordingly, the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment was worthless and that recoverability of the asset through future cash flows was not considered likely enough to support the current carrying value. The Company had no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee. The impairment is included in other income, net in the accompanying consolidated statements of income.

At December 31, 2009 and 2008, the Company had a loan receivable of $1.4 million included in other long-term assets, due from Dx Assays, which bears interest at 15% and is due in March 2013. As of December 31, 2009 and 2008, total assets of Dx Assays totaled $5.0 million and $4.9 million, respectively, and shareholders’ equity amounted to $0.3 million and $0.2 million, respectively. In 2009 and 2008, Dx Assays recorded revenues of $2.2 million and $0.1 million, respectively.

As of December 31, 2009 and 2008, total assets of QBM Cell Science totaled $0.4 million and $0.2 million, respectively, and shareholders’ equity amounted to $0.4 million, and $0.2 million, respectively. In 2009 and 2008, QBM Cell Science recorded revenues of $0.4 million and $0.3 million respectively. In 2009, QBM Cell Science recorded net income of $19,000 and in 2008 recorded a net loss of $0.3 million.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. Total assets of PreAnalytiX amounted to $20.8 million and $16.4 million as of December 31, 2009 and 2008, respectively. The shareholders’ equity for PreAnalytiX amounted to $19.6 million and $15.9 million as of December 31, 2009 and 2008, respectively. PreAnalytiX revenues totaled $10.7 million and $10.2

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million in 2009 and 2008, respectively. PreAnalytiX net income was $5.1 million and $3.9 million in 2009 and 2008, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

11.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2009 and December 31, 2008:

		2009		2008
(in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11 years	$246,535	$(69,380)	$233,083	$(43,399)
Developed technology	10 years	461,507	(108,374)	379,763	(65,456)
Customer base, trademarks, in-process R&D and non-compete agreements	11 years	263,985	(41,977)	160,033	(23,715)

		$972,027	$(219,731)	$772,879	$(132,570)

Unamortized Intangible Assets:
Goodwill		$1,337,064		$1,152,105

In connection with the acquisitions as more fully discussed in Note 4, approximately $3.1 million of purchase price was allocated to purchased in-process research and development and capitalized in 2009. Prior to January 1, 2009, purchased in-process research and development costs were expensed. During the years ended December 31, 2008 and 2007 approximately $1.0 million and $25.9 million, respectively, of purchase price was allocated to purchased in-process research and development and expensed.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense on intangible assets totaled approximately $78.4 million, $69.4 million and $36.4 million, respectively, for the years ended December 31, 2009, 2008 and 2007. During 2009, additional amortization of $5.0 million was recorded in cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and SAB. Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2010	$89,950
2011	$89,815
2012	$85,535
2013	$83,073
2014	$78,884

The changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2009 and 2008, are as follows:

(in thousands)	Germany	Americas	Asia	Switzerland	Other Countries	Total
BALANCE AT DECEMBER 31, 2007	$60,488	$998,339	$14,844	$—	$34,211	$1,107,882

Goodwill acquired during the year	4,017	1,422	—	10,645	63,858	79,942
Intersegment goodwill transfer	6,067	(37,779)	—	(2,507)	34,219	—
Earn-out and milestone payments	363	—	—	137	904	1,404
Purchase adjustments	—	(5,745)	—	(97)	(1,409)	(7,251)
Effect of foreign currency translation	(3,220)	(2,019)	850	1,596	(27,079)	(29,872)

BALANCE AT DECEMBER 31, 2008	$67,715	$954,218	$15,694	$9,774	$104,704	$1,152,105

Goodwill (impaired) acquired during the year	(1,631)	62,841	—	—	53,499	114,709
Intersegment goodwill transfer	(4,622)	4,622	—	—	—	—
Earn-out and milestone payments	577	—	—	2,354	26,015	28,946
Purchase adjustments	20	(1,514)	—	—	15,223	13,729
Effect of foreign currency translation	2,271	1,376	111	364	23,453	27,575

BALANCE AT DECEMBER 31, 2009	$64,330	$1,021,543	$15,805	$12,492	$222,894	$1,337,064

The changes in the carrying amount of goodwill during the year ended December 31, 2009 resulted from the 2009 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with prior year acquisitions. During 2009, following the corporate restructuring of subsidiaries acquired in connection with the Digene acquisition in 2007, goodwill was allocated to the remaining operating subsidiaries. Additionally, during 2009, an impairment loss of $1.6 million of goodwill from a previous acquisition was recognized following the Company’s acquisition of DxS Ltd. in September 2009. The goodwill impairment loss is related to the Germany segment and is recorded in general and administrative, integration and other expenses in the accompanying consolidated statements of income.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	Income Taxes

Income before income taxes for the year ended December 31, 2009, 2008 and 2007 consisted of:

(in thousands)	2009	2008	2007
Pretax income in The Netherlands	$72,190	$53,032	$38,396
Pretax income from foreign operations	100,140	66,254	37,330

	$172,330	$119,286	$75,726

The provisions for income taxes for the years ended December 31, 2009, 2008 and 2007 are as follows:

(in thousands)	2009	2008	2007
Current—The Netherlands	$12,633	$8,999	$3,590
—Foreign	32,539	23,326	18,880

	45,172	32,325	22,470

Deferred—The Netherlands	—	—	1,257
—Foreign	(10,609)	(2,563)	1,828

	(10,609)	(2,563)	3,085

Total provision for income taxes	$34,563	$29,762	$25,555

The Netherlands statutory income tax rate for the years ended December 31, 2009, 2008 and 2007 was 25.5%. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$43,944	25.5%	$30,418	25.5%	$19,310	25.5%
Earnings of subsidiaries taxed at different rates	4,710	2.7	1,432	1.2	4,894	6.5
Tax impact from permanent items	—	—	(3,064)	(2.6)	(3,825)	(5.1)
Tax impact from tax exempt income	(11,039)	(6.4)	—	—	—	—
Purchased in-process research & development	—	—	300	0.3	9,803	12.9
Tax contingencies, net	1,774	1.0	(1,665)	(1.4)	(3,806)	(5.0)
Taxes due to changes in tax rates	(3,671)	(2.0)	2,429	2.0	(1,123)	(1.5)
Other items, net	(1,155)	(0.7)	(88)	(0.1)	302	0.4

Total provision for income taxes	$34,563	20.1%	$29,762	24.9%	$25,555	33.7%

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. The Company has one tax holiday which expires in 2011. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2002 are open for income tax examinations by tax authorities. Its subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004.

On January 1, 2007, the Company adopted FASB Accounting Standards Codification (ASC) 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Taxes, an interpretation of FASB Statement No. 109). This interpretation requires the Company to recognize in the consolidated financial statements those tax positions determined to be more likely than not to be sustained upon examination, based on the technical merits of the position. Upon adoption, the Company derecognized $6.1 million tax benefits for positions previously recognized through a debit to retained earnings. After considering the impact of adopting ASC 740, the Company had an approximate $12.6 million reserve for uncertain tax positions as of January 1, 2007. The reserve for uncertain income tax positions is included in taxes payable in the consolidated balance sheets.

The Company does not currently anticipate that its existing reserves related to uncertain tax positions as of December 31, 2009 will significantly increase or decrease during the twelve-month period ending December 31, 2010; however, various events could cause the Company’s current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2007	$10,494

Additions based on tax positions related to the current year	897
Additions for tax positions of prior years	1,590
Settlements with taxing authorities	(1,547)
Reductions due to lapse of statute of limitations	(2,605)
Decrease from currency translation	(520)

Balance at December 31, 2008	$8,309

Additions based on tax positions related to the current year	616
Additions for tax positions of prior years	1,399
Settlements with taxing authorities	(241)
Increase from currency translation	255

Balance at December 31, 2009	$10,338

At December 31, 2009 and December 31, 2008, the Company’s net unrecognized tax benefits totaled approximately $9.6 million and $7.7 million, respectively. At December 31, 2009, $9.6 million, if recognized, would favorably affect the Company’s effective tax rate in any future period. It is possible that approximately $0.7 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

The Company’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2009, the Company has $0.5 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2009, the amount of accrued interest increased by $0.1 million with approximately $30,000 of interest income and $0.2 million of interest expense recognized during 2009.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has recorded net deferred tax liabilities of $171.7 million and $119.2 million at December 31, 2009 and December 31, 2008, respectively which are reflected on the Company’s consolidated balance sheets at December 31, 2009 and December 31, 2008 as follows:

(in thousands)	2009	2008
Current deferred tax asset	$33,525	$27,374
Current deferred tax liabilities	(18,912)	(7,754)
Non-current deferred tax asset	26,387	73,766
Non-current deferred tax liabilities	(212,690)	(212,589)

Net deferred tax liabilities	$(171,690)	$(119,203)

The components of the net deferred tax liability at December 31, 2009 and December 31, 2008 are as follows:

	2009		2008
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$32,794	$—	$54,906	$—
Accrued and other liabilities	19,503	(838)	23,973	(231)
Inventories	4,321	(1,634)	7,333	(1,886)
Allowance for bad debts	840	(432)	1,404	(56)
Currency Revaluation	—	(2,257)	—	(2,810)
Depreciation and amortization	1,644	(12,828)	1,603	(4,513)
Tax credits and state income taxes	8,707	(7,023)	6,266	—
Capital leases	15	—	659	(620)
Intangibles	462	(212,072)	787	(191,754)
Equity Awards	4,117	—	—	—
Other	12,435	(3,859)	6,511	(3,483)
Valuation allowance	(15,585)	—	(17,292)	—

	$69,253	$(240,943)	$86,150	$(205,353)

Net deferred tax liabilities		$(171,690)		$(119,203)

At December 31, 2009, the Company had $66.0 million of U.S. federal net operating loss (NOL) carryforwards. These amounts include $9.4 million related to deductions for equity awards. These NOLs have, for the most part, been acquired in recent acquisitions and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2009 and 2008, the Company had other foreign carryforwards totaling approximately $45.6 million and $36.4 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately $34.3 million at December 31, 2009, expire in various years through 2021. The balance does not expire. Our foreign NOL’s are predominately reduced by a full valuation allowance. The valuation allowance amounts to $15.6 million and $17.3 million for the years ended December 31, 2009 and 2008, respectively. The valuation allowance decreased by $1.7 million during 2009 and $2.2 million of that decrease was triggered by an intercompany sale of assets with the gain and related tax affects eliminated in consolidation. Thus, $0.8 million was recognized as tax expense in 2009.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions, the Company would be subject to withholding taxes

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2009 and 2008, the Company had deferred income tax liabilities of approximately $0.9 million and $0.6 million, respectively, for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company. Determination of the amount of unrecognized deferred tax liability on those unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

13.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2009 and 2008 consist of the following:

(in thousands)	2009	2008
Accrued expenses	$64,000	$46,958
Payroll and related accruals	49,388	32,271
Preacquistion contingencies assumed in acquisition	40,828	25,139
Accrued earn-outs and milestone payments	27,273	1,404
Swaps and forwards	26,658	22,652
Royalties	18,313	16,610
Deferred revenue	15,943	12,049
Accrued interest on long-term debt	6,296	6,430

Total accrued liabilities	$248,699	$163,513

14.	Lines of Credit and Debt

The Company has eleven separate lines of credit amounting to $183.7 million in the aggregate with variable interest rates, $0.9 million of which was utilized at December 31, 2009. There were no significant short-term borrowings as of December 31, 2009 and 2008.

At December 31, 2009, total debt was approximately $920.0 million, $50.0 million of which is current. Total debt consists of the following:

(in thousands)	2009	2008
$500.0 million term loan paying interest at LIBOR plus a variable margin ranging from 0.631% to 1.068%, and 1.011% to 5.545% at December 31, 2009 and 2008, respectively, due on July 12, 2012, with payments beginning in 2009	$475,000	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.91% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 2.14% due in July 2011	145,000	145,000

Total long-term debt	920,000	945,000
Less current portion	50,000	25,000

Long-term portion	$870,000	$920,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future principal maturities of long-term debt as of December 31, 2009 are as follows:

Year ending December 31,	(in thousands)
2010	$50,000
2011	220,000
2012	650,000

$920,000

Interest expense on long-term debt was $26.7 million, $33.7 million and $29.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of a $500 million term loan, a $100 million bridge loan, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. In July 2009, $25.0 million was repaid. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2009.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary, Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At December 31, 2009 and 2008, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 3.91% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at December 31, 2009 was approximately $387.3 million. The Company has reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2009 and 2008, $145.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. In November 2008, $5.0 million was repaid in connection with the conversion of a portion of the 2004 Notes issued by QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 2.14% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2009 was approximately $262.5 million. The Company has reserved 11.5 million common shares for issuance in the event of conversion.

15.	Share-Based Compensation

The Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new common shares to satisfy option exercises and had approximately 15.5 million common shares reserved and available for issuance under this plan at December 31, 2009.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans. The Company had approximately 0.4 million common shares reserved and available for issuance under these plans at December 31, 2009.

Stock Options

During the years ended December 31, 2009 and 2008, the Company granted 491,714 and 432,725 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2009	2008	2007
Stock price volatility	40%	38%	38%
Risk-free interest rate	2.13%	2.91%	4.27%
Expected life (in years)	5.01	5.27	5.47
Dividend rate	0%	0%	0%
Forfeiture rate	7.7%	8.5%	5.0%

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s employee stock options as of December 31, 2009 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	10,274,996	$14.261
Granted	491,714	$16.935
Exercised	(2,241,848)	$12.006
Forfeited and cancelled	(243,303)	$24.064

Outstanding at December 31, 2009	8,281,559	$14.743	4.07	$72,185

Exercisable at December 31, 2009	7,448,952	$14.356	3.55	$68,732

Vested and expected to vest at December 31, 2009	8,226,536	$14.721	4.04	$71,946

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was $6.33, $7.80 and $6.97, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $16.7 million and $14.9 million, respectively. At December 31, 2009, the unrecognized share-based compensation expense related to employee stock option awards is approximately $3.3 million and will be recognized over a weighted average period of approximately 1.74 years.

At December 31, 2009, 2008 and 2007, options were exercisable with respect to 7.4 million, 9.6 million and 10.9 million Common Shares at a weighted average price of $14.36, $13.91 and $13.49 per share, respectively. The options outstanding at December 31, 2009 expire in various years through 2019.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.3%. At December 31, 2009, there was $36.9 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8.6 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2009 was $16.96. The total fair value of restricted stock units released during the years ended December 31, 2009 and 2008 was $6.9 million and $10.3 million, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s restricted stock units as of December 31, 2009 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	1,908,161
Granted	1,601,504
Vested	(368,277)
Forfeited and cancelled	(102,231)

Outstanding at December 31, 2009	3,039,157	3.43	$67,864

Vested and expected to vest at December 31, 2009	2,509,591	3.36	$56,039

Compensation Expense

Share-based compensation expense for the years ended December 31, 2009, 2008 and 2007 totaled approximately $9.7 million, $9.8 and $9.0 million, respectively, as shown in the table below. No share-based compensation cost was capitalized in inventory in 2009, 2008 or 2007 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $5.9 million, $1.8 million and $9.9 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

Compensation Expense (in thousands)	2009	2008	2007
Cost of sales	$799	$968	$362
Research and development	1,826	1,818	1,267
Sales and marketing	1,936	2,999	1,758
General and administrative	5,186	3,620	2,432
Acquisition and integration related	—	386	3,163

Share-based compensation expense before taxes	9,747	9,791	8,982
Income tax benefit	2,913	3,025	3,252

Net share-based compensation expense	$6,834	$6,766	$5,730

16.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $13.0 million, $11.2 million and $9.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2009 are as follows:

(in thousands)	Capital Leases	Operating Leases
2010	$5,275	$8,598
2011	5,327	6,211
2012	5,351	3,971
2013	5,281	1,365
2014	5,237	669
Thereafter	12,464	544

	38,935	$21,358

Less: Amount representing interest	(7,964)

	30,971
Less: Current portion	(3,417)

Long-term portion	$27,554

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $18.3 million and $16.6 million at December 31, 2009 and 2008, respectively. Royalty expense relating to these agreements amounted to $47.2 million, $45.6 million, and $37.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2009, the Company had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2010	$44,383	$725
2011	6,157	692
2012	231	655
2013	188	655
2014	187	655
Thereafter	1,008	563

	$52,154	$3,945

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $106.2 million based on

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the achievement of certain revenue and operating results milestones as follows: $18.6 million in 2010, $16.5 million in 2011, $16.2 million in 2012 and $54.9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the $106.2 million total contingent obligation, approximately $40.8 million is accrued as of December 31, 2009.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2009, the commitment under these agreements totaled $18.9 million.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2009 and 2008 appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with the 2009 and 2008 acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisitions. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $37.1 million and $25.1 million as of December 31, 2009 and 2008, respectively. In addition, the Company has recorded $40.8 million and $25.1 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2009 and 2008, respectively.

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of December 31, 2009, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. As a result of the third quarter 2007 acquisition of Digene and the third quarter 2008 acquisition of Corbett, QIAGEN is now involved in various claims and legal proceedings, including those related to protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. The Court’s ruling in currently pending. QIAGEN will vigorously pursue this matter.

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the court dismissed the case against Corbett. MBI amended its complain on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. QIAGEN will remain a defendant in these proceedings and will vigorously defend the matter.

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and is seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Dusseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Dusseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due December 27, 2010. The hearing date is set for January 18, 2011. In reaction to the Dusseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. An oral hearing is scheduled for April 20, 2010. QIAGEN will vigorously pursue this matter.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	Employee Benefit Plans

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.0 million, $2.2 million and $1.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. Matching contributions to the plan totaled approximately $0.4 million in each year ended December 31, 2009, 2008 and 2007.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.1 million at December 31, 2009 and $2.9 million at December 31, 2008.

18.	Related Party Transactions

The Company has a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. The Company paid approximately $0.2 million to Dr. Colpan for scientific consulting services under this agreement during each of the years ended December 31, 2009 and 2008.

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in the aggregate immaterial except for certain transactions with the joint venture PreAnalytiX, Dx Assays Pte. Ltd., QIAGEN Finance and QIAGEN Euro Finance.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. The Company had accounts receivable from PreAnalytix of $1.0 million and $0.3 million, and accounts payable to PreAnalytix of $0.3 million, as of December 31, 2009 and 2008, respectively.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. In 2008, the Company made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013. During the year ended December 31, 2009, the Company recorded sales of $1.8 million to Dx Assays. As of December 31, 2009, the Company had accounts receivable from Dx Assays of $2.1 million and accounts payable to Dx Assays of $0.9 million.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2009 and 2008, the Company had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $3.3

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million and amounts receivable from QIAGEN Finance of $2.3 million. As of December 31, 2009 and 2008, the Company has a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million. The amounts receivables are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

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

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, Australia, the United Kingdom and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales.

(in thousands)	2009	2008	2007
Net Sales
Americas	$1,060,307	$988,617	$465,878
Germany	391,312	331,013	270,173
Switzerland	128,627	77,745	56,615
Asia	135,779	90,047	71,168
All other	241,992	210,439	148,082
Corporate	334	878	350

Subtotal	1,958,351	1,698,739	1,012,266
Intersegment Elimination	(948,526)	(805,764)	(362,492)

Total	$1,009,825	$892,975	$649,774

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

(in thousands)	2009	2008	2007
Intersegment Sales
Americas	$(566,161)	$(535,199)	$(155,052)
Germany	(223,978)	(195,561)	(162,149)
Switzerland	(114,787)	(63,401)	(42,637)
Asia	(15,690)	(3,778)	(1,876)
All other	(27,910)	(7,825)	(778)

Total	$(948,526)	$(805,764)	$(362,492)

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

(in thousands)	2009	2008	2007
Operating Income (Loss)
Americas	$84,388	$66,962	$14,605
Germany	91,498	71,786	63,769
Switzerland	6,978	(8,249)	(391)
Asia	4,930	905	5,941
All other	21,303	32,683	21,922
Corporate	(21,792)	(16,552)	(20,051)

Subtotal	187,305	147,535	85,795
Intersegment Elimination	(7,100)	(1,873)	(2,662)

Total	$180,205	$145,662	$83,133

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

(in thousands)	2009	2008
Assets
Americas	$3,628,630	$2,927,088
Germany	560,929	459,428
Switzerland	151,843	127,677
Asia	129,509	97,822
All other	588,722	284,229
Corporate	1,651,318	914,336

Subtotal	6,710,951	4,810,580
Intersegment Elimination	(2,914,487)	(1,925,257)

Total	$3,796,464	$2,885,323

(in thousands)	2009	2008
Long-Lived Assets
Americas	$1,601,893	$1,549,132
Germany	372,627	317,431
Switzerland	42,644	37,264
Asia	33,930	32,959
All other	377,886	162,873
Corporate	7,627	8,343

Total	$2,436,607	$2,108,002

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2009 and 2008, for Switzerland, the net investment in equity method investees was $10.9 million and $7.0 million, respectively. The Netherlands had a net investment in equity method investees of $2.2 million as of December 31, 2009 and 2008, respectively.

(in thousands)	2009	2008	2007
Capital Expenditures
Americas	$10,613	$11,220	$6,381
Germany	28,298	18,174	19,938
Switzerland	4,402	5,675	3,445
Asia	2,510	1,567	2,875
All other	6,345	2,780	1,822
Corporate	11	32	31

Total	$52,179	$39,448	$34,492

(in thousands)	2009	2008	2007
Depreciation and Amortization
Americas	$69,473	$68,089	$34,274
Germany	28,126	23,761	20,186
Switzerland	5,485	3,897	2,653
Asia	4,496	3,672	2,512
All other	12,237	5,576	2,373
Corporate	577	709	585

Total	$120,394	$105,704	$62,583

20.	Subsequent Events

Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2009 that would have a material impact on the financial statements as presented.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleges that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche has also filed a motion for preliminary injunction in which it asks the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. DxS filed its opposition to Roche’s motion on March 5, 2010, and the hearing on the motion is scheduled for March 22, 2010. Given the early stage of this litigation, QIAGEN cannot predict the likely outcome and intends to vigorously pursue this matter.

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2007:
Allowance for doubtful accounts	$2,608	$1,807	$(1,062)	$(9)	$3,344
Year Ended December 31, 2008:
Allowance for doubtful accounts	$3,344	$827	$(703)	$(398)	$3,070
Year Ended December 31, 2009:
Allowance for doubtful accounts	$3,070	$1,705	$(562)	$(811)	$3,402

S-1