Form 20-F
period 2010-12-31
QIAGEN NV
filed 2011-03-21
CIK 1015820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

The number of outstanding Common Shares as of December 31, 2010 was 233,114,715.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 15, 2011, was $1.3884 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheets at December 31, 2010 and 2009 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2007 and 2006, and the consolidated balance sheets as of December 31, 2008, 2007 and 2006, is derived from audited consolidated financial statements not included in this Annual Report.

Selected Financial Data

The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2010	2009	2008	2007	2006
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,087,431	$1,009,825	$892,975	$649,774	$465,778
Cost of sales	371,869	342,752	293,285	216,227	147,303

Gross profit	715,562	667,073	599,690	433,547	318,475

Operating Expenses:
Research and development	126,040	107,900	97,331	64,935	41,560
Sales and marketing	267,484	244,814	227,408	164,690	115,942
General and administrative, integration and other costs	110,009	115,933	113,936	87,178	56,087
Acquisition-related intangible amortization	23,492	18,221	14,368	7,711	2,085
Purchased in-process research and development	—	—	985	25,900	2,200

Total operating expenses	527,025	486,868	454,028	350,414	217,874

Income from operations	188,537	180,205	145,662	83,133	100,601

Other (expense) income, net	(15,416)	(7,875)	(26,376)	(7,407)	5,467

Income before provision for income taxes and noncontrolling interest	173,121	172,330	119,286	75,726	106,068
Provision for income taxes	28,810	34,563	29,762	25,555	35,529

Net income	$144,311	$137,767	$89,524	$50,171	$70,539

Less: Noncontrolling interest	—	—	491	49	—

Net income attributable to QIAGEN N.V.	$144,311	$137,767	$89,033	$50,122	$70,539

Basic net income attributable to QIAGEN N.V. per Common Share (1)	$0.62	$0.67	$0.45	$0.30	$0.47

Diluted net income attributable to QIAGEN N.V. per Common Share (1)	$0.60	$0.64	$0.44	$0.28	$0.46

Weighted average number of Common Shares used to compute basic net income per Common Share	232,635	206,928	196,804	168,457	149,504
Weighted average number of Common Shares used to compute diluted net income per Common Share	240,483	213,612	204,259	175,959	153,517

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$828,407	$825,557	$333,313	$347,320	$430,357
Working capital	$976,181	$957,940	$441,180	$482,215	$566,660
Total assets	$3,913,995	$3,796,464	$2,885,323	$2,775,174	$1,212,012
Total long-term liabilities, including current portion	$1,125,070	$1,183,182	$1,197,088	$1,220,084	$536,738
Total shareholders’ equity	$2,476,353	$2,291,169	$1,453,844	$1,391,575	$566,165
Common Shares, par value	$2,724	$2,711	$2,212	$2,175	$1,535
Shares outstanding	233,115	232,074	197,839	195,335	150,168

Risk Factors

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to the Growth of Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net sales increasing to $1,087.4 million in 2010 from $465.8 million in 2006. We have made several acquisitions in recent years, including SABiosciences in December 2009; DxS Ltd. in September 2009; Corbett Life Science Pty. Ltd., or Corbett, in July 2008; and Digene Corporation, or Digene, in July 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in molecular technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project is expected to continue through 2011. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and it is expected to continue into 2012. These expansion projects increase our fixed costs, resulting in higher operational costs in the future that will negatively impact our gross margin and operating income until we fully utilize the additional capacity of these planned facilities. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. Important programs underway include the development and global rollout of our modular medium-throughput QIAsymphony platform, our next generation high throughput molecular testing QIAensemble platform and related sample and assay technologies. In the past we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.

Therefore, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new product’s utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our concentration of a large amount of revenues in a single product group and a small number of customers for that product group increases our dependence on that product group’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

We believe that contributions from sales of our HPV test product group may represent as much as 25% of our total net sales. While the ultimate decision to order this test is made by a physician in consultation with their patient, the test analysis is performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories account for the majority of our sales for this product group. A significant reduction in sales of this product group may have a significant adverse impact on our results of operations. In times of economic hardship or high unemployment, as was the case in 2010, patients may decide to forego or delay routine tests. Further, the cost of HPV testing is reimbursed to reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. It is possible that our dependence on sales from this product group will continue in the future. If we fail to diversify our product line grouping, we will continue to be at risk that the loss or under-performance of a single product, product group or customer may materially affect our results of operations.

Our sales of HPV products and our growth will be effected by the level of acceptance of and the market for HPV screening by physicians and laboratories.

Sales of our HPV-related molecular diagnostic products, and our ability to increase sales of this product group, depend upon greater acceptance by physicians and laboratories of the clinical benefits of HPV screening as a necessary part of the standard of care for screening women for risk of cervical cancer. This applies to the U.S. as well as Europe and various markets around the world. In particular, a key element of future sales growth includes greater adoption of HPV test products as a primary cervical cancer screening method, either alone or in conjunction with cytology-based tests (Pap tests). Pap tests have been the principal means of cervical cancer screening since the 1940s. The introduction of our HPV test has been supported by major clinical data showing its significant benefits in better identifying women at risk for cervical cancer than to those who were only given a Pap test, and standards of care in the U.S. have been adopted to recommend HPV tests in conjunction with Pap tests. (These standards are also being adopted in other countries around the world.) However, technological advances designed to improve quality control over sample collection and preservation, as well as to reduce the susceptibility of Pap tests to human error, may increase physician reliance on the Pap test and solidify its market position as the most widely used screening test for cervical cancer. Approximately 60 million Pap tests are currently performed annually in the United States, and an estimated 60 to 100 million additional Pap tests are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology. As a result, we must provide information to counteract these types of impressions on a case-by-case basis. If we are not successful in executing our marketing strategies, which focus on the proven significant benefits of HPV testing to identify women at risk for cervical cancer, we may not be able to maintain or continue to grow our market share for HPV testing.

We are working with physician and laboratory customers, and also with patient advocacy groups, to develop and establish the benefits of HPV screening to women. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, outside the U.S., third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

A significant portion of our sales are generated from demand for our products from researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH). Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue, in particular in the U.S. given budget constraints caused by challenging economic conditions. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or other government research agencies in other countries could have a serious adverse impact on our results of operations.

Competition could reduce our sales.

We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” methods, where widely available reagents and other chemicals are used in a non-stanardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitor companies are developing and using their own internally developed molecular assay tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized sample and assay technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.

We have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies that provide competitive pre-analytical solutions and also other products used by our customers. The markets for some of our products are very competitive and price sensitive. Other product suppliers may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These companies may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. The development of products offering superior technology or a more cost-effective alternative to our products could have a material adverse effect on our results of operations.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly implement these products into their operations. As a result,, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by adverse general conditions in the global economy and global financial markets. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests, in particular for our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our molecular diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.

Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times. Our customers may face internal financing pressures that adversely impact spending decisions and the ability to purchase our products. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.

As is the case for many businesses, we face the following risks in regard to financial markets:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

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

Risks Related to the Development, Manufacture and Distribution of Our Products

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

Some of our customers are requiring us to change our sales arrangements to lower their costs which may limit our pricing flexibility and harm our business

Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross margin.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Future sales of certain products now in development may be dependent upon us conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries with similar responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products.

In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety through the highest level of product safety. Our failing to obtain any required clearance or approvals may significantly damage our business in these markets.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, recordkeeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Our HPV products were the first to obtain regulatory approval in the U.S. and in many European countries for clinical use in screening women for cervical cancer, which adds to our marketing expenses and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries, as compared to our available resources, will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take even longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or even longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval to the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.

Some of our test kits are sold for research use only in the U.S. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO). If the FDA were to disagree with our designation of a product as ROU, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work requiring nucleic acid purification. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.

Risks Related to Our Operations

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, and led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Our initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular since it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected.

Changes in tax laws or their application could adversely affect our results of operations.

The integrated nature of our worldwide operations enables us to reduce the effective tax rate on our earnings since a portion of our earnings are taxed at more favorable rates in some jurisdictions. Changes in tax laws or their application with respect to matters such as changes in tax-rates, transfer pricing, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, could increase our effective tax rate and adversely affect our results of operations.

The U.S. health care reform law could affect our business, profitability and stock price.

Comprehensive healthcare reform legislation was signed into law in the U.S. in 2010. Although we cannot fully predict the many ways in which this healthcare reform might affect our business, the law imposes a 2.3% excise tax on certain transactions, including many sales of medical devices, which we expect will include the U.S. sales of our assays and instruments. This tax is scheduled to take effect in 2013. The increased tax burden may adversely affect our results of operations.

We have a significant amount of long-term debt that may adversely affect our financial condition.

We have a significant amount of debt, which creates significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. However, as of December 31, 2010, we had outstanding loan facilities of approximately $425.0 million, of which $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of December 31, 2010, we also had additional long-term debt obligations of $445.0 million, of which $145.0 million will become due no earlier than July 2012, and $300.0 million will become due in November 2012 as well as long-term debt of $3.0 million which is due in June 2019 with repayments starting in 2011. Furthermore, as of December 31, 2010, we have capital lease obligations, including the current portion, of $26.9 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.

We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of the existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds were not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2010, our consolidated balance sheet reflected approximately $1.4 billion of goodwill and approximately $753.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. Generally Accepted Accounting Principles, (U.S. GAAP) generally requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made, and may continue to make, strategic investments in complementary businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.

Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

Risks Related to Our Global Operations

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.

Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.

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

We have recently expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on expanding our business in these fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.

Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.

Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.

Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan. We may experience temporary shortages of these components due to disruptions in supply caused by the earthquake and tsunami that hit Japan in March 2011. As a result, to the extent that our suppliers are impacted by these events, we may experience periods of reduced instrumentation production. These unexpected interruptions in our instrumentation production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.

If the recovery of our suppliers in Japan does not occur in a reasonable time frame, we may be forced to procure sourced products or materials from alternative suppliers, and we may not be able to do so on terms as favorable as our current terms or at all. Material increases in the cost of components would have an adverse impact on our operating performance and cash flows if we were unable to pass on these increased costs to our customers.

In addition, to the extent we temporarily shutdown any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business as a result of the unforeseen event. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer. We are currently evaluating the potential impact of Japan’s earthquake and tsunami on our local and global sales.

Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.

Risks Related to our Intellectual Property

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2010, we owned 169 issued patents in the United States, 130 issued patents in Germany and 653 issued patents in other major industrialized countries. In addition, at December 31, 2010, we had 975 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

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

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of these collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

Risks Related to Product Liability Issues

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount, but that we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material adverse impact on our capital expenditures, results of operations or competitive position. Although we believe that our procedures for the handling and disposal of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.

Risks Related to Our Common Shares

Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.

Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.

Our holding company structure makes us dependent on the operations of our subsidiaries.

QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.

U.S. civil liabilities may not be enforceable against us.

We are incorporated under Dutch law, and substantial portions of our assets are located outside of the U.S. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or such other persons, or to enforce outside the U.S. any judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.

In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S., rights predicated upon the U.S. securities laws. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the U.S. If the Dutch court finds that the jurisdiction of the federal or state court in the U.S. has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the U.S. unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the U.S. brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Our Common Shares may have a volatile public trading price.

The market price of our common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $24.00 to a low of $14.32 on NASDAQ, and a high of EUR 17.87 to a low of EUR 11.12 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of our peer companies;

•	changes in government regulations or patent laws;

•	developments in patent or other intellectual property rights;

•	developments in government spending budgets for life sciences-related research;

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and

•	impact from foreign exchange rates.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares should not expect to receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.

Future sales and issuances of our Common Shares could adversely affect our stock price.

Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares—40.0 million financing preference shares and 450.0 million preference shares—with all shares having a EUR 0.01 par value. As of December 31, 2010, a total of approximately 233.1 million Common Shares were outstanding along with approximately 11.7 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 6.3 million were vested. A total of approximately 14.3 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2010, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal were made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders on October 11, 2007, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

Item 4.	Information on the Company

Description of our business

Company overview

QIAGEN is the world’s leading provider of innovative sample and assay technologies. Our products and systems are playing a pivotal role in the molecular biology revolution by empowering customers to transform raw biological samples into valuable molecular information. QIAGEN technologies allow healthcare providers to detect disease and make treatment decisions, scientists to explore the secrets of life, and other professionals to apply advanced tools for a diverse range of needs that include human identification, veterinary medicine and food safety.

Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in molecular diagnostics, pharmaceutical and academic research, and applied testing.

Biological samples contain millions of molecules, but only a small portion of this material is typically of interest for specific medical or other applications. Sample technologies are used to collect biological materials and stabilize, extract and purify the molecule of interest. Assay technologies are then used to amplify and enrich this small amount of isolated material to make it readable and ready for interpretation. Sample and assay technologies operate in a highly synchronized manner.

QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids—biological molecules such as DNA (deoxyribonucleic acid) and RNA (ribonucleic acid) that are essential for life as carriers of genetic information.

Since the introduction of that first ready-to-use kit, which provided all the materials needed for simple, efficient and safe preparation of nucleic acids in bacteria, QIAGEN has expanded to become the global leader with a broad offering of sample and assay technologies, as well as related automated systems.

Net sales of $1.1 billion in 2010 came from revenues including sample and assay kits (86% of sales) and from automated systems and instruments (14% of sales). QIAGEN has achieved five-year compound annual growth rates of approximately 22% in net sales and 18% in net income through 2010, as reported under U.S. GAAP.

Our products are used in virtually all areas of science focused on advancing knowledge about the molecular basis of life. QIAGEN has become a trusted partner by enabling researchers to obtain exciting insights with products that are considered standards for quality and reliability. More than one billion biological samples are estimated to already have been prepared or analyzed using QIAGEN technologies in laboratories around the world.

QIAGEN has leveraged this leadership position in sample and assay technologies to build a strong position in molecular diagnostics. The commercial applications of molecular technologies is transforming healthcare by providing highly specific genetic information to guide prevention and treatment strategies. Molecular diagnostics accounted for 47% of net sales in 2010. Our products also are increasingly used in applied testing—areas of molecular testing not related to human healthcare or research that include human identification (including forensics), food and water safety, and veterinary testing.

With a focus on innovation, QIAGEN now markets more than 500 core products that are distributed in many variations and combinations. We continually introduce innovative products to address new market opportunities or extend the life of existing product lines. In 2010, we launched 86 new products. Our objective is to expand our leadership position in all markets we serve.

QIAGEN has made a number of strategic acquisitions to focus our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”

The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400.

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world, including Europe, Japan, Australia, Americas and East Asia. Further information about QIAGEN can be found at www.qiagen.com.

Our Products

QIAGEN holds leadership positions in a wide range of customer classes for sample and assay technologies. We offer more than 500 core sample and assay kits as well as a number of instrument solutions to fully automate the processing of almost all QIAGEN products used for sample preparation and the subsequent analysis. The terms “sample” and “assay” technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, often in digital form:

Sample Technologies:    QIAGEN has developed and advanced a broad range of technologies to extract and purify molecules of interest from biological samples such as blood, bone, tissue, etc. QIAGEN technologies ensure that a biological sample is consistently processed in a highly reproducible, standardized method with the highest level of quality before entering subsequent analysis with assay technologies.

Assay Technologies:    Building on its leadership in sample technologies, QIAGEN has developed assay technologies that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific demands of various research areas and commercial applications. Open assay technologies include reagents that, when applied to a purified sample, allow the detection of molecules so targeted by design of the customer. Closed assay technologies are preconfigured by QIAGEN to test for specific infectious disease targets such as influenza, hepatitis and herpes viruses, HIV or HPV.

These technologies provide two main categories of revenue streams for QIAGEN:

•	Revenues from consumables and related sales, 86% of sales in 2010.

Consumable products, typically sample preparation or test kits, account for 85-90% of our business. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers, and a manual including protocols and relevant background information. Each kit is sufficient to support a number of applications, varying from one to more than 1,000 tests.

Major applications for QIAGEN consumable products are plasmid, DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping.

Our largest-selling product is the digene HC2 HPV Test, a signal-amplified test regarded as the “gold standard” in testing for high-risk strains of the human papillomavirus (HPV), the primary cause of cervical cancer in women.

Related revenues include royalties, payments from technology licenses, and patent sales. A small part of revenue comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

•	Automated systems and instruments, 14% of sales in 2010.

Our instrumentation systems automate the use of sample and assay technologies into efficient solutions for low-, medium- or high-throughput scale laboratories. These systems enable customers to perform reliable nucleic acid sample preparation, assay setup, target detection and other laboratory tasks. QIAGEN systems are highly flexible, but customers often use QIAGEN consumables for sample processing and molecular testing with our instruments.

QIAGEN offers automated systems for all phases of testing, from sample to result. Among them:

•

QIAsymphony is an innovative, easy-to-use modular system offering many features such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation’s New Product Award (NPA) designation following its introduction in 2008. In September 2010, QIAGEN launched its highly flexible and automated QIAsymphony RGQ, an integrated system that sets new standards for molecular testing and incorporates all workflow steps from sample processing to detection. QIAsymphony RGQ gives customers access to the broadest menu of commercially available assays and also allows them to run their own PCR-based laboratory-developed tests.

•

Rotor-Gene Q, the world’s first rotary real-time PCR cycler system, was developed by Corbett, which QIAGEN acquired and integrated into its operations in 2008. Real-time PCR reactions are assay technologies that make specific sequences of DNA and RNA in targets visible through amplification and quantifiable through real-time measurement. This system enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result, and is an important modular addition to the QIAsymphony system.

•

PyroMark is a high-resolution detection platform based upon the Pyrosequencing technology acquired by QIAGEN in 2008. Pyrosequencing allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level, allowing users to identify even previously unknown mutations or variations in targeted DNA regions. This technology also can be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and also can be of great value to diagnostic laboratories running personalized healthcare and profiling assays.

•

QIAcube, a sample processing instrument incorporating novel and proprietary technologies, allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the New Product Award (NPA) designation of the Association for Laboratory Automation in 2007.

•

QIAxcel, designed to take the place of traditional slab-gel analysis, can replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel is characterized by an unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

•

ESE-Quant Tube Scanners are portable, battery-operated optical measurement devices based on technology developed by ESE GmbH, a privately held company that QIAGEN acquired in January 2010. These UV and fluorescence detection systems enable point of need testing in healthcare and applied testing markets. The ESE technology permits low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Customers

From the early days of the biotechnology revolution, QIAGEN believed that sample and assay technologies for nucleic acids would play an increasingly important role in cutting-edge biology—and that major new commercial uses would develop for information extracted from DNA and RNA. We have been supplying customers since 1986 with innovative proprietary products for the analysis of nucleic acids.

QIAGEN focuses on four principal customer classes for sample and assay technologies:

•

Molecular diagnostics—enabling hospitals, physicians and other providers to save lives and fight disease. The commercial use of sample and assay technologies in human healthcare has grown to provide approximately half of QIAGEN net sales.

•

Pharma—supporting gene-based drug discovery and development by pharmaceutical and biotechnology companies, including the development of companion tests that can evolve into commercialized molecular diagnostic products.

•

Academia—providing tools for life sciences research, including major academic institutions and governmental laboratories, such as the National Institutes of Health (NIH) in the U.S. and major research-based universities and institutes around the world.

•

Applied testing—unlocking the potential of molecular information in testing fields not related to human healthcare, such as forensics, food and water testing, veterinary medicine, environmental testing and biosecurity.

The majority of QIAGEN technologies, whether automated platforms or consumables, are used by more than one of these customer classes. QIAGEN focuses on meeting the needs of customers across these markets with any or all of the technologies in our product portfolio.

Molecular Diagnostics

The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. In recent years, the advent of polymerase chain reaction (PCR) and other amplification technologies has made the prospect of nucleic acid-based diagnostics feasible.

This new generation of molecular diagnostics can be used to identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences—or to characterize previously unknown DNA sequences related to human diseases. To prove whether a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for molecular diagnostics include—among others—infectious disease detection in biobanks, HLA (human leukocyte antigen) typing for bone marrow and organ transplantation, and genetic testing for predisposition to cancers and other diseases.

The molecular diagnostics market, with sales of approximately $4.5 billion in 2009, is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of approximately 10-15% from 2009 through 2014. Market penetration is still low—only an estimated one in 10 hospitals in the United States currently conduct molecular diagnostics in their own laboratories, and adoption is even lower in many other geographic markets. Given the advantages of precise genetic information over traditional tests—and the transformative benefits of applications such as personalized healthcare—QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the molecular diagnostics market is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:

•

Prevention—using molecular technologies for screening in non-symptomatic patients, such as testing for the viral DNA of human papillomaviruses (HPV) as a preventive medicine strategy to protect women from cervical cancer.

•

Profiling—screening symptomatic patients to profile the precise type of disease, for example testing patients with flu-like symptoms to confirm or rule out dangerous strains such as the influenza type A (H1N1) swine flu.

•

Personalized healthcare—determining which patients are most likely to respond positively to particular therapies, such as a landmark QIAGEN test for mutations of the KRAS gene that influence the effectiveness of novel medicines for treatment of colorectal cancer.

•

Point of need testing—enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

QIAGEN offers one of the broadest portfolios of molecular sample and assay technologies, covering all of these areas in healthcare. Success in molecular diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of samples, including blood, tissue, body fluids and stool, and on automated systems that can handle hundreds of samples concurrently. Other key factors are convenience, versatility, reliability and standardization of the nucleic acid processing and detection procedures.

One of the largest prevention markets currently is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 300,000 women a year. We sell our HPV products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for inconsistent Pap test results. An increasing number of clinical trials are being conducted to explore the expanded use of HPV testing for prevention or follow-up to treatment of cervical cancer. The potential global market is estimated at more than $1 billion.

In profiling, QIAGEN offers an extensive range of sample and assay technologies for use in the diagnosis of patients for various infectious diseases, including HIV, hepatitis, tuberculosis and influenza. QIAGEN is expanding this portfolio of assays and intends to gain regulatory approvals for these products in various geographic regions in the coming years, particularly the U.S. A key element of this global expansion will be the use of these assay technologies on QIAsymphony RGQ.

In personalized healthcare, QIAGEN has approximately 15 collaborations under way with pharmaceutical and biotech companies for the co-development of companion diagnostics for personalized healthcare. QIAGEN partnerships include high-profile companies such as Amgen, Bristol-Myers Squibb/ImClone/Lilly, AstraZeneca and Boehringer Ingelheim. Additional collaborations and partnerships are currently in the pipeline. The first companion diagnostics are already being marketed in Europe, with regulatory submissions planned for 2011 in the U.S. A key element of the global expansion in this area is also the use of these assay technologies on QIAsymphony RGQ.

QIAGEN markets a range of automated systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis. We market assays directly to end customers via our sales channels, and selected assays through major diagnostic partners with complementary customer groups. In addition, we intend to enter into partnerships or other agreements with companies to broaden the distribution of our products.

Pharma

QIAGEN is a significant supplier for pharmaceutical and biotechnology companies. Drug discovery and development efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies. Approximately half of QIAGEN sales in this customer class support research, while the remaining half of sales support clinical development processes, including the stratification of patient populations based on genetic information.

As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the molecular diagnostics market as companion diagnostics, which would be marketed within Molecular Diagnostics. Healthcare professionals then can customize treatment by testing for specific genetic biomarkers that help to determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular sample and assay technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on molecular sample and assay technologies.

Academia

QIAGEN provides sample and assay technologies to leading research universities around the world. Many academic laboratories continue to utilize manual, labor intensive methods for nucleic acid separation and purification. Recognizing the opportunity to replace traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies, QIAGEN has concentrated product development and marketing efforts on the research markets in industry and academia.

The academic market also supports our presence in molecular diagnostics and the Pharma market. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.

Applied Testing

Demand is growing in applied testing—our term for the use of molecular sample and assay technologies outside of human healthcare and research applications. Industry and government organizations use standardized sample preparation and assay solutions for human identification, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown in criminal investigations involving DNA analysis, public policy compliance for food safety and genetically modified organisms (GMOs) and the use of these technologies to prevent or reduce the spread of pathogens in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point-of-need testing. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.

Global Presence by Geographic Market

QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

(in thousands)	2010	2009	2008
Net Sales
Americas:
United States	$472,682	$446,151	$418,556
Other Americas	50,912	47,995	34,861

Total Americas	523,594	494,146	453,417

Europe	398,029	363,949	321,225
Asia Pacific and Rest of World	165,808	151,730	118,333

Total	$1,087,431	$1,009,825	$892,975

Expansion into high-potential geographic markets is a core priority. QIAGEN has built a presence in China with about 350 employees, making it our third-largest geographic market in sales. In January 2011, we created a new subsidiary in India, another of the world’s fastest-growing healthcare markets.

See Note 20 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information on operations by geographic region.

Strategic Objectives

QIAGEN believes the relevant global market for sample and assay technologies totals approximately $70 billion. Among the fundamental growth drivers in the current business environment are ongoing breakthroughs and insights into molecular biology, new technologies to analyze molecular information, improvements in the quality and reductions in cost of healthcare using diagnostics, increasing demands for quality, and revenue streams made possible through consumable products.

We have grown substantially in recent years with a flexible strategy that includes developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.

QIAGEN has established these strategic priorities:

•	Address high-growth markets (particularly molecular diagnostics)

•	Capitalize on industry-leading innovation

•	Execute on product pipeline

•	Expand geographic presence

•	Further improve operational efficiency

QIAGEN will continue to leverage our global leadership in sample and assays technologies to expand in molecular diagnostics and the life sciences. Our strategies for the future are guided by the QIAGEN vision of making improvements in life possible through the use of innovative sample and assay technologies in a growing number of applications.

Recent Developments

QIAGEN achieved a number of strategic milestones in the development of our business in 2010:

•

In January, QIAGEN acquired ESE GmbH, a German developer and manufacturer of portable, battery operated, “ultra-fast time to result,” multiplex UV and fluorescence optical measurement devices. ESE’s fluorescence detection systems for point of need testing in healthcare and applied testing (veterinary, food, forensics, environmental, biodefense) enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

In February, QIAGEN and Celera Corporation announced an agreement for QIAGEN to distribute a Celera molecular multiplex assay. The assay is the next-generation version of QIAGEN’s ResPlex II assay for detection of respiratory pathogens. Multiplex assays allow testing for multiple different pathogens in a single run.

•

In April, QIAGEN acquired rights to 70 molecular food safety tests developed by the Berlin-based Institute for Product Quality (ifp), a specialized laboratory center for food analysis, and further strengthened the applied testing business. The tests acquired from ifp are based on widely used real-time PCR technology and cover a broad range of molecular targets that include genetic, bacterial, viral and other contaminants of foodstuffs. The tests can be fully automated using instruments such as QIAsymphony RGQ.

•

In July, QIAGEN completed European certification of its careHPV Test to bring human papillomavirus (HPV) testing to public health programs in low-resource, developing countries. The CE conformity marking (“Conformité Européenne”) certifies that the careHPV Test has met European

Union consumer safety and health requirements, allowing the test to be distributed in developing countries that recognize the CE mark.

•

In September, QIAGEN launched its highly flexible automated solution QIAsymphony RGQ. This novel, integrated system sets new standards for molecular testing and incorporates all workflow steps from sample to detection. The QIAsymphony RGQ offers many features that create exceptional flexibility, such as continuous loading, random access, open channels for user-developed tests, the broadest menu of commercial assays as well as the ability to process an almost unlimited range of sample types. The platform thus provides laboratories with a system that transforms their work in the emerging field of molecular diagnostics.

•

In October, QIAGEN and Abbott announced an agreement that strengthens both companies’ testing menus for automated in vitro diagnostic applications in the U.S. and Canada. Under the terms, QIAGEN will receive kits for a PCR-based molecular assay for HIV-1 viral load testing in the U.S. and Canada, which will be commercialized under QIAGEN’s brand. In addition, Abbott will provide a quantitative HCV (Hepatitis C) test, which will be optimized and labeled for use on QIAGEN’s QIAsymphony RGQ platform and marketed under the Abbott brand in the U.S. and Canada. QIAGEN will supply Abbott with certain key products for a PCR-based HPV (human papillomavirus) test in the U.S. and Canada.

Research and Development

QIAGEN invests more in research and development—$126 million in 2010, or nearly 12% of sales—than most companies in our industry. We are committed to expanding QIAGEN’s global leadership in sample and assay technologies as rapid advances in molecular biology open up new and useful applications.

Our strategy for innovation focuses on addressing significant unmet medical and scientific needs. We target our resources to develop the most promising sample and assay technologies in molecular diagnostics, pharmaceutical R&D, academic research and applied technologies—and to meet the needs of healthcare professionals and scientists in key geographic markets. Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows—platforms for laboratories, hospitals and other users of molecular sample and assay technologies.

•	Expanding our broad portfolio of “content”—in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.

More than 700 employees in research and development work in eight centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 950 granted patents and more than 970 pending applications.

Innovations in instrumentation are strengthening our leadership in the automation of sample and assay technologies and generating increased demand for QIAGEN consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. Our new QIAsymphony RGQ, designed to allow fully integrated processing from initial sample to final result, was launched in late 2010. We also plan to integrate modules in the future for specialized needs such as pyrosequencing. The QIAensemble system, our next-generation high-throughput platform to automate the workflow for preventive screening, is in development.

QIAGEN is commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The U.S. introduction of QIAsymphony RGQ will be accompanied by an extensive development program involving more than 10 molecular assays. Regulatory submissions planned for 2011 include assays for the infectious diseases CMV (cytomegalovirus) and EBV (Epstein-Barr virus) as well as influenza. Development is set to begin in 2011 for assays involving the infectious diseases HIV-1, HBV and HCV. In October 2010, QIAGEN gained access to HIV-1 and HCV, among the most frequently performed molecular diagnostic tests in the U.S., through an agreement with Abbott. In 2011, we expect to complete the U.S. submission in 2010 for a breakthrough KRAS assay for use in selecting the most appropriate therapy for colorectal cancer patients. In addition, we are developing assays for specific applications in key markets such as China and Japan. The combined markets for QIAGEN’s current assay development portfolio total more than $1 billion in potential annual sales.

In addition, QIAGEN has invested in co-development of companion diagnostics for personalized healthcare through about 20 collaborations with pharmaceutical and biotech companies. We have created a center of excellence in companion diagnostics in Manchester, U.K. These programs begin with development of targeted assays to assist our customers in the clinical development of new drugs by identifying patient populations most likely to respond favorably to specific therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.

Sales and Marketing

We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced marketing personnel and employ a field sales force of more than 1,300 people, who sell QIAGEN products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy focuses on providing high-quality products that offer customers unique advantages, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance QIAGEN’s reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or e-mail, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.

To enhance the knowledge base of clinicians and provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using QIAGEN technologies. Additionally, we have implemented direct to consumer (DTC) advertising designed to educate women about the link between HPV and cervical cancer and the availability of our HPV Test.

We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications for our products. We hold numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special sales promotions, and we offer personalized electronic newsletters that provide helpful hints and information for molecular biology applications. Our global call centers provide 24/7 customer service in various languages. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these markets. In addition, we have full Japanese and Chinese language versions of our site. Information contained on our website, or accessed through it, is not part of this Annual Report.

In addition to keeping customers informed of new product offerings, we offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by the company and placed in customer laboratories at their request. Stocked with QIAGEN products, the QIAcabinet offers customers the convenience of immediate access, reducing reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as products are used. QIAcabinet increases our visibility in the laboratory and helps maintain our competitive position, while reducing distribution costs.

Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In 2010, our purchases of intangible assets totaled $44.2 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2010, we owned 169 issued patents in the United States, 130 issued patents in Germany and 653 issued patents in other major industrialized countries. We have over 970 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.

See “Risk Factors” included in Item 3 above for details regarding risks related to our reliance on patents and proprietary rights.

Competition

We believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages in speed, reliability, convenience, reproducibility and ease of use.

We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., Millipore Corp., and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. and Promega Corp. for assay solutions; Life Technologies Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

In our HPV franchise, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies such as Roche Diagnostics, Gen-Probe, Inc., and Hologic, Inc., which are developing and/or marketing FDA-approved HPV testing products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. and Becton Dickinson and Company. These tests, if approved by the FDA or non-U.S. regulatory authorities, may offer an alternative to our products. Considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

The medical diagnostics and biotechnology industries are subject to intense competition. Some of our other products, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors’ market shares, access to distribution channels, regulatory approvals and availability of reimbursement.

We do not believe our competitors have the same comprehensive approach to sample and assay technologies as QIAGEN or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach to sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as molecular diagnostics and applied testing.

Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing close to one million women, have validated that our HPV test products, used alone or in conjunction with the Pap test, demonstrate high clinical sensitivity and high negative predictive value for diagnosis of cervical disease and cancer. In addition to the industry-leading clinical performance of our assay, considering the high-volume needs of the HPV testing market, other competitive factors relate to automation, including performance and reliability, ease of use, standardization, cost, proprietary position and regulatory approvals.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. QIAGEN’s continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

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

International sales of in vitro diagnostic (IVD) and other medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

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

Any products manufactured or distributed pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences with the use of the device, and restrictions on advertising and promotion. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) or PMA approval for devices, withdrawal of 510(k) clearances and/or PMA approvals, or criminal prosecution.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only” or RUO, as permitted by FDA regulations.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to future success. In addition to seeking regulatory authorizations for our products, we work with other companies to seek regulatory clearance or approval for use of their products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product clearances or approvals by the FDA and foreign authorities is unpredictable, and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or failure to receive such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

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

Description of Property

QIAGEN’s production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our instrument production facilities are located in Switzerland. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $79.7 million, $52.2 million and $39.4 million for 2010, 2009 and 2008, respectively.

QIAGEN has an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive 98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high quality, state-of-the-art sample and assay technologies and to the development of our Total Quality Management system.

Our facilities in Hilden currently occupy a total of approximately 509,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 568,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land. During 2005, we purchased our leased cGMP production facilities in Germany and began planning for a new logistics center in Hilden. Construction on the facility began in August 2006 and was completed in 2007. The logistics center comprises approximately 61,000 square feet and cost approximately EUR 9.0 million (approximately $13.1 million).

Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 27-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 250 employees. There is room for future expansion of up to 200,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet for manufacturing, warehousing, distribution and research operations.

In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. These projects are expected to continue into 2012 at an estimated total cost of approximately $94.0 million, of which $33.5 million had been incurred as of December 31, 2010. We anticipate being able to fund these expansions with cash generated by operating activities.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe our existing and planned production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

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

Forward-looking and Cautionary Statements

This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Annual Report.

Results of Operations

Overview

QIAGEN is the world’s leading provider of innovative sample and assay technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify and enrich isolated biomolecules, such as the DNA of a specific virus, readable and ready for subsequent analysis.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular diagnostics—healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Academic—researchers exploring the secrets of life and new approaches to disease

•	Pharma—drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Applied testing—customers in fields such as forensics, veterinary diagnostics, food safety testing, and biosecurity.

QIAGEN markets products in more than 100 countries throughout the world. We have established subsidiaries in markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. We employ nearly 3,600 people in more than 30 locations worldwide.

In 2010, operating income on a consolidated basis was $188.5 million, a 5% increase from $180.2 million in 2009, which in turn increased by 24% compared to $145.7 million in 2008. The rise in operating income was driven by growth in sales of consumables and related revenues (8% in 2010 and 10% in 2009) and instrumentation (7% in 2010 and 37% in 2009).

We have achieved five-year compound annual growth rates of approximately 22% in net sales and 18% in net income through 2010, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions

QIAGEN has made a number of strategic acquisitions since 2008, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•

In April 2010, we acquired assets related to food testing assays of the Institute for Product Quality (ifp), a company based in Berlin, Germany, which sells food, veterinary and environmental quality control assays. The transaction strengthened our applied testing business by adding 70 molecular food safety tests developed by ifp.

•

In January 2010, we acquired ESE GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE’s fluorescence detection systems for point of need testing in healthcare and in applied testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

In December 2009, we acquired SABiosciences Corporation, based in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in development of new drugs and diagnostics.

•

In September 2009, we acquired DxS Ltd, a pioneer in development and marketing of companion diagnostics that enable physicians to predict patient responses in order to make cancer therapies more effective. Headquartered in Manchester, U.K., DxS brings QIAGEN a portfolio of molecular diagnostic assays and related intellectual property, as well as a deep pipeline of companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe we can take a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

•

In October 2008, we acquired all assets of the Biosystems business from Biotage AB, a developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The transaction included purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pty. Ltd. (Corbett).

•

In July 2008, we acquired 82.5% of Corbett, a developer, manufacturer and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for developing the world’s first rotary real-time PCR cycler system, the Rotor-Gene™, used to detect real-time polymerase chain reactions (PCR) and make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement. Addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•	In July 2008, we also acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•	In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor, Quimica Valaner.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as the costs related to the acquisitions and integrations, including costs related to the relocation and closure of certain facilities. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

Other Changes in 2010

During 2010, we determined that QIAGEN operates as one business segment in accordance with ASC Topic 280, Segment Reporting. Our decision-making process has evolved as a result of our continued growth, restructuring and streamlining of the organization, and revised internal budgeting and reporting approaches. Our chief operating decision maker (CODM) has now transitioned to making decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Accordingly, we operate as one reporting segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to U.S. sales of all taxable medical devices occurring after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation effective 2013 due to the expected increase in net sales resulting from increased healthcare coverage, which will be partially offset by the excise tax.

Year Ended December 31, 2010, Compared to 2009

Net Sales

In 2010, net sales increased 8% to $1.1 billion compared to $1.0 billion in 2009. The increase in net sales includes organic growth (4%) and sales from our recently acquired businesses (4%). Our 2010 and 2009 net sales include the results of operations for, as well as the effects of the acquisitions of DxS Ltd, acquired in September 2009, and SABiosciences, acquired in December 2009.

The increase in sales was the result of growth for our consumable products, which represented approximately 86% of total sales and included product, service, and license and technology sales including revenues from nonmonetary exchanges; and for instrumentation products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 8% and 7%, respectively, in 2010 compared to 2009.

The net sales growth was spread across all customer classes. In molecular diagnostics, which represents approximately 47% of our net sales, we achieved 8% growth in 2010 compared to 2009. In 2010, we experienced lower growth in sales volumes of molecular diagnostic assays than in periods prior to 2010 as a result of decreasing patient visits to healthcare providers. We expect the trend of fewer healthcare patient visits to continue into 2011. In academia, which represents approximately 26% of our net sales, we experienced 8% growth in 2010 compared to 2009, in part due to increased purchases using stimulus funding as provided for under the American Recovery and Reinvestment Act (stimulus). We expect the positive impact from the stimulus package to continue into 2011. In 2009, we experienced higher sales volumes of certain swine flu-related products, which were not repeated in 2010, significantly impacting growth rates in molecular diagnostics and academia. In Pharma, which represents approximately 21% of our net sales, we experienced 6% growth in 2010 compared to 2009. In applied testing, which represents approximately 6% of our net sales, we achieved 15% growth in 2010 compared to 2009.

We expect further growth building upon the introduction of new consumable products and instrumentation, including the QIAensemble and QIAsymphony platforms. We continually introduce new products to extend the life of our existing product lines as well as to address new market opportunities. In 2010, we launched 86 new products in the area of sample and assay technologies.

A significant portion of our revenues is denominated in Euros and currencies other than the United States dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. Net sales were positively impacted by $0.2 million in currency exchange effects for 2010 as compared to 2009.

The continuing uncertainties of the current global economy represent a risk for us, and while we expect continued growth in our consumables and instrumentation businesses, future growth could be adversely affected and may be lower than our historical growth.

Gross Profit

Gross profit was $715.6 million, or 66% of net sales, in 2010, compared to $667.1 million, or 66% of net sales, in 2009. The dollar increase in 2010 compared to 2009 is attributable to the increase in net sales. Our consumable sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin between periods.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $61.8 million in 2010 from $53.6 million in 2009, as a result of an increase in intangibles acquired in recent business combinations. We expect our acquisition-related intangible amortization to continue to increase as a result of our acquisitions.

In addition, during 2010, a total of $1.3 million was expensed to acquisition-related cost of sales in connection with the write-off of inventories made obsolete following an acquisition as well as the write-up of acquired inventory to fair market value as a result of business combinations. In 2009, this expense was $7.4 million. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009, we recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

Research and Development

Research and development expenses increased by 17% to $126.0 million (12% of net sales) in 2010, compared to $107.9 million (11% of net sales) in 2009. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. The increase in research and development expense was positively affected by $1.8 million of currency exchange impact in 2010. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts. Accordingly, we expect our research and development expenses to continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 9% to $267.5 million (25% of net sales) in 2010 from $244.8 million (24% of net sales) in 2009. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2010, compared to 2009, is primarily due to our acquisitions of DxS in September 2009 and SABiosciences in December 2009. In addition, sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was positively affected by $0.4 million of currency exchange impact in 2010. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other

General and administrative, business integration, restructuring and related costs decreased by 5% to $110.0 million (10% of net sales) in 2010 from $115.9 million (11% of net sales) in 2009. The decrease in these expenses in 2010 is primarily the result of lower integration costs, partially offset by increased general and administrative expenses related to new businesses acquired in 2009 and restructuring efforts in 2010. We have continued to incur integration costs for businesses acquired, totaling approximately $10.1 million in 2010, compared to $21.5 million in 2009. In 2010, we incurred $7.4 million in restructuring costs related to internal restructuring of subsidiaries, including severance and retention costs. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs decreased by $0.7 million due to currency exchange impact in 2010, compared to 2009. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2011. Over time, we believe the results of the integration and restructuring activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.

During 2010, the amortization expense on acquisition-related intangibles within operating expense increased to $23.5 million, compared to $18.2 million in 2009. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect acquisition-related intangible amortization to continue to increase as a result of our acquisitions.

Other Income (Expense)

Other expense was $15.4 million in 2010, compared to $7.9 million in 2009. The increase in total other expense in 2010 is primarily due to the 2009 gain from the sale of a cost-method investment and the impairment of a cost-method investment. During 2009, we sold our investment in a privately held company and realized a gain of $10.5 million. In 2010, total other expense is primarily the result of interest expense, partially offset by interest income, foreign currency gains and income from equity method investees.

Interest expense decreased to $27.8 million in 2010, compared to $29.6 million in 2009. Interest costs primarily relate to our long-term debt discussed in Note 15 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a lower balance following a $50.0 million repayment as well as decreasing interest rates.

For the year ended December 31, 2010, interest income increased to $4.5 million from $3.5 million in 2009. The increase in interest income was primarily due to an increase in short-term investments.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2010 and 2009, our effective tax rates were 17% and 20%, respectively. The effective rate for 2010 is impacted by a higher percentage of pre-tax book income earned in the U.S. and partially offset by the substantial impact of discrete events of (8.4%) for 2010. In 2010, as a result of internal restructuring related to the foreign subsidiaries of the former Digene Corporation, a one-time deduction for bad debt and worthless stock was realized which resulted in a $12.0 million tax benefit.

Year Ended December 31, 2009, Compared to 2008

Net Sales

In 2009, net sales increased 13% to $1.0 billion from $893.0 million in 2008. The increase in total sales included organic growth (13%) and sales from our recently acquired businesses (4%), partially offset by the negative impact of foreign currency exchange rates (3%) and the third-quarter divestiture of our subsidiary in Austria (1%). Our 2009 net sales included the results of operations for the full year of Corbett, which was acquired in July 2008, as well as the acquisitions of DxS Ltd, acquired in September 2009, and SABiosciences, acquired in December 2009.

Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2009, net sales in Asia increased by 39%, primarily driven by China, Japan and Singapore; net sales in Germany increased by 24%; net sales in the Americas increased by 9%; and net sales in all other countries increased by 5%, which includes the results of Corbett and DxS. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 86% of total sales, and instrumentation products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 10% and 37%, respectively, in 2009 compared to 2008.

A significant portion of our revenues is denominated in Euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. Net sales were negatively impacted by $28.8 million of currency exchange effects for the year ended December 31, 2009, compared to 2008.

We continually introduce new products to extend the life of our existing product lines as well as to address new market opportunities. In 2009, we launched 79 new products in the area of sample and assay technologies including the PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition, QIAGEN launched a number of assay technologies including two multiplexed, PCR-based CE-marked digene HPV Genotyping Tests, a next-generation CE-marked mutation profiling KRAS test, as well as a BRAF test for use in cancer treatments and a test for epigenetic methylation analysis based on pyrosequencing technology.

Gross Profit

Gross profit was $667.1 million, or 66% of net sales, in the year ended December 31, 2009, as compared to $599.7 million, or 67% of net sales, in 2008. The dollar increase in 2009 compared to 2008 was attributable to the increase in net sales. Our consumable sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin between periods.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $53.6 million in 2009 from $48.7 million in 2008. The increase in amortization expense was the result of an increase in intangibles acquired in our recent business combinations.

In addition, during 2009 a total of $7.4 million was expensed to acquisition-related cost of sales for the write-off of inventories made obsolete following an acquisition as well as to the write-up of acquired inventory to fair market value as a result of business combinations. In 2008, this expense was $1.4 million. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009, we recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

Research and Development

Research and development expenses increased by 11% to $107.9 million (11% of net sales) in 2009, compared to $97.3 million (11% of net sales) in 2008. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expense related to facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) and EU CE approval of certain assays or instruments. The increase in research and development expense was partially offset by $2.8 million of currency exchange impact in 2009.

Sales and Marketing

Sales and marketing expenses increased by 8% to $244.8 million (24% of net sales) in 2009 from $227.4 million (25% of net sales) in 2008. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2009 as compared to 2008, was primarily due to our 2009 acquisitions, as well as the acquisition of Corbett which occurred in July of 2008, and thus is only included for part of 2008. In addition, the sales and marketing expenses included the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was partially offset by $6.9 million of currency exchange impact in 2009.

General and Administrative, Integration and Other

General and administrative, business integration, restructuring and related costs increased by 2% to $115.9 million (11% of net sales) in 2009 from $113.9 million (13% of net sales) in 2008. The increase in these expenses in 2009 was partly the result of general and administrative expenses related to newly acquired businesses. Also, during 2009 an expense of $1.6 million was recognized in connection with our acquisition of DxS Ltd in September 2009. We have continued to incur integration costs for businesses acquired, totaling approximately $21.5 million in 2009, compared to $30.9 million in 2008. Included in these costs are $7.5 million in 2009 and $8.1 million in 2008 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs decreased by $2.1 million due to currency exchange impact in 2009, compared to 2008.

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation were completed in 2010 at a total pre-tax cost of approximately $4.2 million, of which $2.3 million was incurred in 2009.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2009, the amortization expense on acquisition-related intangibles within operating expense increased to $18.2 million, compared to $14.4 million in 2008. The increase in expense was the result of an increase in amortized intangibles acquired in our recent business combinations.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, whose technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In connection with 2009 acquisitions, we have capitalized $3.1 million of purchased in-process research and development as an indefinite-lived intangible asset. Prior to January 1, 2009, in-process research and development was expensed. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. Beginning in 2009, purchased in-process research and development costs are capitalized and no longer expensed. For further information, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Other Income (Expense)

Other expense was $7.9 million in 2009, compared to other expense of $26.4 million in 2008. This decrease in expense was mainly due to lower interest expense, a gain from the sale of a cost-method investment and the impairment of a cost-method investment. During the fourth quarter of 2009, we sold our investment in a privately held company and realized a gain of $10.5 million. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which was expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believed the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2009, interest income decreased to $3.5 million from $9.5 million in 2008. The decrease in interest income was primarily due to a decline in interest rates.

Interest expense decreased to $29.6 million in 2009, compared to $37.5 million in 2008. Interest costs primarily relate to our long-term debt discussed in Note 15 in the accompanying notes to the consolidated financial statements. The decrease in interest expense was primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate, as well as a $25.0 million decreased debt balance.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2009 and 2008, our effective tax rates were 20% and 25%, respectively. In 2009, the mix of earnings was more heavily weighted in the lower tax rate jurisdictions versus higher tax rate jurisdictions in 2008. Also, a number of discrete events during 2009 resulted in favorable tax benefits being recognized in the income statement. These discrete events include but are not limited to post-merger internal restructuring initiated to better align our businesses which led to favorable tax benefits; sale of our Austrian business and a cost-method investment on almost an entirely tax-free basis; tax planning and reductions in certain purchase-accounting-related deferred tax liabilities due to tax rate changes and step-up in tax basis. Certain of these items are non-recurring in nature and will not have a future tax rate impact.

Foreign Currencies

QIAGEN N.V.’s functional currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2010, 2009 and 2008 was $2.6 million, $5.6 million and ($0.2) million, respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable-rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimate our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly traded debt with a corresponding rating.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’—i.e., derivatives that do not have a formally designated hedging relationship—as well as ‘accounting hedges.’ All derivatives that qualify for hedge accounting are ‘cash-flow hedges.’ Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including construction of new facilities and acquisitions. As of December 31, 2010 and 2009, we had cash and cash equivalents of $828.4 million and $825.6 million, respectively. We also had short-term investments of $106.1 million at December 31, 2010. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2010, cash and cash equivalents had increased by $2.8 million from December 31, 2009, primarily due to cash provided by operating activities of $250.8 million and offset by cash used in investing activities of $215.5 million and cash used in financing activities of $35.2 million. As of December 31, 2010 and 2009, we had working capital of $976.2 million and $957.9 million, respectively.

Operating Activities.    For the years ended December 31, 2010 and 2009, we generated net cash from operating activities of $250.8 million and $217.0 million, respectively. Cash provided by operating activities increased in 2010 compared to 2009 primarily due to increases in net income, depreciation and amortization, partially offset by a net decrease in the working capital accounts. The increase in net income and accounts receivable is primarily attributable to our 2010 sales growth, while the increase in depreciation and amortization is primarily due to our new acquisitions. The net decrease in the working capital accounts is primarily attributable to decreased accrued liabilities, primarily related to the fair value of derivatives as well as a decrease in payroll-related accruals. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $215.5 million of cash was used in investing activities during 2010, compared to $341.7 million during 2009. Investing activities during 2010 consisted principally of $110.1 million invested in short-term investments, $79.7 million of cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as cash paid for acquisitions and intangible assets. During 2010, cash paid for acquisitions, net of cash acquired, totaled $37.0 million and included cash paid for acquisitions made in 2010 as well as milestone payments from previous acquisitions. In 2010, cash paid for intangible assets totaled $44.2 million, including amounts in connection with our next generation HPV platform, QIAensemble, and related products. These investing activities were partially offset by $44.0 million from the sale of short-term investments. Additionally in 2010, we received proceeds of $15.5 million from the 2009 sale of an investment in a privately held company, and we invested approximately $7.5 million in equity investments.

In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million), and in August 2009 we began construction to further expand the German facilities for research and development and production space. In addition, we are expanding our Germantown, Maryland, facility for production and administrative space, beginning in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $94.0 million. We anticipate that we will be able to fund such expansions with cash generated by operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $85.4 million based on the achievement of certain revenue and operating results milestones as follows: $8.3 million in 2011, $16.3 million in 2012, $13.3 million in 2013, $2.7 million in 2014 and $44.8 million payable in any 12-month period from now until 2015 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $85.4 million total contingent obligation, approximately $28.7 million is accrued as of December 31, 2010.

Financing Activities.    Financing activities used $35.2 million in cash for the year ended December 31, 2010, compared to $629.2 million for 2009. Cash used during 2010 was primarily due to the repayment of $50.0 million of long-term debt and capital lease payments, partially offset by proceeds from debt as well as cash provided by the issuance of common shares in connection with our equity compensation plans and tax benefits from stock-based compensation. Cash provided during 2009 was primarily due to the sale of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ overallotment option, in September 2009.

We have credit lines totaling $160.8 million at variable interest rates of which insignificant amounts were utilized as of December 31, 2010. We also have capital lease obligations, including interest, in the aggregate amount of $26.9 million, and carry $873.0 million of long-term debt, of which $75.8 million is current as of December 31, 2010. As of December 31, 2010, we have drawn down $3.0 million under a loan which can be utilized for up to EUR 12.7 million to finance our research and development projects in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019 with repayments starting in 2011.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commenced in July 2009. In July 2010 and July 2009, $50.0 million and $25.0 million were repaid, respectively. The $150.0 million revolving credit facility also will expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $100.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At December 31, 2010, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 2.16%, and had an original maturity in July 2011. We are in the process of refinancing the $145.0 million note with QIAGEN Finance, which will have a new maturity date no earlier than July 2012. The $300.0 million note payable has an effective rate of 3.97% and is due in November 2012. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2010, 2009 and 2008.

Contractual Obligations

As of December 31, 2010, our future contractual cash obligations are as follows:

Contractual obligations (in millions)	Payments Due by Period
	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt	$873.0	$75.8	$796.7	$0.5	$—	$—	$—
Capital lease obligations	26.9	3.6	3.9	4.1	4.3	4.6	6.4
Operating leases	60.5	14.0	12.1	9.3	7.9	6.2	11.0
Purchase obligations	101.4	54.8	17.0	15.1	13.9	0.4	0.2
License and royalty payments	10.9	1.1	1.2	1.4	1.4	1.4	4.4

Total contractual cash obligations	$1,072.7	$149.3	$830.9	$30.4	$27.5	$12.6	$22.0

Included in the purchase obligations of $101.4 million is approximately $45.0 million in purchase commitments through 2014 related to our next-generation HPV platform as well as commitments for development agreements.

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $85.4 million based on revenue and other milestones in 2011 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $8.4 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition.    We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. We record revenue as the separate elements are delivered to the customer if the delivered item has value on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is probable and substantially in our control. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

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

Income Taxes    Calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. Some of our deferred tax assets relate to net operating losses (NOL).

The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products. Thus the estimates may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Investments.    We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these nonmarketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

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

Variable Interest Entities.    FASB ASC Topic 810 requires a company to consolidate a variable interest entity in which it holds a variable interest if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. Assessing the requirements of ASC Topic 810 involves subjective judgments. If management’s assumptions with respect to the criteria differ in future periods, and we therefore have to account for these investments under a different method, it could have a material impact on our financial statements.

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. If we determine that the fair values of our reporting units are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.

In the fourth quarter of 2010, we performed our annual impairment assessment of goodwill (using data as of October 1, 2010). Following our change in segment reporting in the first quarter of 2010, we performed our goodwill impairment testing on a single segment basis. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill at December 31, 2010.

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

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

Fair Value Measurements.    We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1—using quoted prices in active markets for identical assets or liabilities; Level 2—using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

Certain of our derivative instruments are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable prices at which transactions are executed in the marketplace.

We generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate. To date, we have not entered into any arrangements resulting in either assets or liabilities that must be valued using Level 3 inputs.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of this Annual Report, containing a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business see Note 2 of the Notes to Consolidated Financial Statements included in Item 18.

Item 6.	Directors, Senior Management and Employees

Managing Directors and Supervisory Directors are appointed annually for the period beginning on the date following the Annual General Meeting of our shareholders up to and including the date of the Annual General Meeting held in the following year.

Our Supervisory Directors and Managing Directors, and their ages as of January 24, 2011, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	45	Managing Director, Chief Executive Officer
Roland Sackers	42	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	50	Managing Director, Senior Vice President, Research and Development
Bernd Uder	53	Managing Director, Senior Vice President, Global Sales and Service Solutions

Supervisory Directors:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	69	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	57	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	55	Supervisory Director
Erik Hornnaess	73	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	69	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	61	Supervisory Director and Member of the Audit Committee

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 45, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. He serves as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 42, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the Board of Directors of Operon Biotechnologies, Inc. Mr. Sackers is QIAGEN’s representative observer on the Board of Eurofins Genomics BV and is a Board member of the industry association BIO Deutschland.

Dr. Joachim Schorr, 50, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 53, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner, 69, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics (former Neuraxo) GmbH, Erkrath, Evocatal GmbH, Düsseldorf and DRK Blutspendedienst West, GmbH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada, and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 57, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 55, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.

Erik Hornnaess, 73, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 69, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 61, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, and Hospira, Inc and Chairman of Nobel Biocare Holding AG and HTL Strefa. Mr. von Prondzynski was previously a director of Epigenomics AG.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by our directors and officers in 2010. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2010 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2010	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,219,000	$502,000	$1,000	$1,722,000
Roland Sackers	$522,000	$179,000	$43,000	$744,000
Dr. Joachim Schorr	$341,000	$124,000	$23,000	$488,000
Bernd Uder	$345,000	$134,000	$14,000	$493,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Year ended December 31, 2010	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$86,000	120,903	339,470
Roland Sackers	$89,000	39,564	106,179
Dr. Joachim Schorr	$33,000	18,665	50,091
Bernd Uder	$54,000	8,992	54,296

The Supervisory Board compensation for 2010 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

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

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $0.3 million to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Remuneration	Chairman/ Vice- Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Variable Cash Remuneration	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$40,000	$26,500	—	$8,000	$2,500	$6,500	$83,500
Dr. Werner Brandt	$40,000	$20,000	—	$8,000	—	$6,500	$74,500
Dr. Metin Colpan	$40,000	—	—	$8,000	$2,500	$6,500	$57,000
Erik Hornnaess	$40,000	$20,000	$10,000	$6,500	—	$6,500	$83,000
Prof. Dr. Manfred Karobath	$40,000	—	$6,500	$6,500	$2,500	$6,500	$62,000
Heino von Prondzynski	$40,000	—	$10,000	$6,500	$2,500	$6,500	$65,500

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2010, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2010	Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,649	4,424
Dr. Werner Brandt	1,649	4,424
Dr. Metin Colpan	1,649	4,424
Erik Hornnaess	1,649	4,424
Prof. Dr. Manfred Karobath	1,649	4,424
Heino von Prondzynski	1,649	4,424

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 24, 2011:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,424,009	236,955	3/2011 to 2/2020	$4.590 to $22.430	1,182,900
Roland Sackers	62,425	77,521	3/2011 to 2/2020	$16.340 to $22.430	377,885
Dr. Joachim Schorr	109,091	36,731	10/2011 to 2/2020	$12.546 to $22.430	180,054
Bernd Uder	53,474	26,176	3/2011 to 2/2020	$16.340 to $22.430	179,658
Prof. Dr. Detlev H. Riesner	82,180	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Dr. Werner Brandt	1,571	3,404	4/2018 to 2/2020	$16.340 to $22.430	13,276
Dr. Metin Colpan	775,663	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Erik Hornnaess	91,513	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Prof. Dr. Manfred Karobath	85,513	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Heino von Prondzynski	1,571	3,404	4/2018 to 2/2020	$16.340 to $22.430	13,276

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

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. Presently, Dr. Colpan is not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

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

Selection and Appointment Committee

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Riesner (Chairman) and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Share Ownership

The following table sets forth certain information as of January 24, 2011 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,550,684	(3)	0.67%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,752,068	(7)	0.75%
Dr. Werner Brandt, Germany	6,000	(8)	*
Dr. Metin Colpan, Germany	4,538,703	(9)	1.95%
Erik Hornnaess, Spain	11,255	(10)	*
Professor Dr. Manfred Karobath, Austria	1,590	(11)	*
Heino von Prondzynski, Switzerland	0	(12)	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 24, 2011.
(1)	The number of Common Shares issued and outstanding as of January 24, 2011 was 233,162,596. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 24, 2011. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)	Does not include 2,539,521 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2020. Does not include 103,471 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)	Does not include 100,198 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2020. Does not include 85,334 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)	Does not include 127,015 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $12.546 to $22.430 per share. Options expire in increments during the period between 10/2011 and 2/2020. Does not include 16,076 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)	Does not include 67,599 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2020. Does not include 15,267 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)	Does not include 83,375 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2020. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,752,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 2,766 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2020.
(9)	Does not include 776,858 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2020. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR.
(10)	Does not include 92,708 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2020.
(11)	Does not include 86,708 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2020.
(12)	Does not include 2,766 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2020.

Employees

As of December 31, 2010, we employed 3,587 individuals, 21% of whom worked in research and development, 36% in sales, 23% in production/logistics, 7% in marketing and 13% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	188	503	245	64	132	1,132
Europe	522	464	504	148	248	1,886
Asia Pacific & Rest of World	30	335	92	39	73	569

December 31, 2010	740	1,302	841	251	453	3,587

At December 31, 2009 and 2008, we employed 3,495 and 3,041 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

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

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award’s vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans and exchanged Digene stock options and awards into the Company’s Common Shares. No new grants will be made under these plans.

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

As of January 24, 2011, there were 7.3 million options outstanding with exercise prices ranging between $1.85 and $33.375 and expiring between January 29, 2011 and December 30, 2020. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally there were 4.4 million restricted stock unit awards outstanding as of January 24, 2011. These awards will be released between February 27, 2011 and November 30, 2020. As of January 24, 2011, options to purchase 4.1 million Common Shares and 2.0 million restricted stock units were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2010, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	19,566,784	(2)	8.39%

(1)	The percentage ownership was calculated based on 233,114,715 Common Shares issued and outstanding as of December 31, 2010.
(2)	Of the 19,566,784 shares attributed to FMR LLC, it has sole voting power over 2,572,791 shares and sole dispositive power over all 19,566,784 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2011, which reported ownership as of December 31, 2010. FMR Corp. reported that it beneficially owned 29,296,616 shares representing 12.62% of the total Common Shares issued and outstanding at December 31, 2009 and 23,079,319 shares representing 11.67% of the total Common Shares issued and outstanding at December 31, 2008.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 24, 2011, there were 207 shareholders of record of our Common Shares.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 24, 2011, the officers and directors of QIAGEN as a group beneficially owned 7,860,300 Common Shares, or 3.37% of the then outstanding Common Shares.

Related Party Transactions

We have a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services, subject to adjustment. During each of the years ended December 31, 2010 and 2009, we paid approximately $0.3 million and $0.2 million, respectively, to Dr. Colpan for scientific consulting services under this agreement.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 11 of the Notes to the Consolidated Financial Statements, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through our liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2010 and 2009, we had a loan payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $3.3 million and amounts receivable from QIAGEN Finance of $2.3 million. As of December 31, 2010 and 2009, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million.

During 2007, we made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital, which represents a 33.3% interest in Dx Assays Pte Ltd. In 2008, we made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013. During the years ended December 31, 2010 and 2009, we recorded sales of $2.0 million and $1.8 million to Dx Assays, respectively. As of December 31, 2010 and 2009, we had accounts receivable from Dx Assays of $0.8 million and $2.1 million, respectively, and accounts payable to Dx Assays of $1.8 million and $0.9 million, respectively.

From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2010	2009
Net sales	$2,605	$1,783
Loans receivable	$1,560	$1,427
Accounts receivable	$2,400	$2,062
Accounts payable	$1,755	$902

Item 8.	Financial Information

See Item 18.

Legal Proceedings

For information on legal proceedings, see Note 17 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 17, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Statement of Policy on Dividend Distribution

We have not paid any dividends on our Common Shares since our inception and do not intend to pay any dividends on our Common Shares in the foreseeable future. We intend to retain our earnings, if any, for the development of our business.

Item 9.	The Offer and Listing

Effective July 3, 2006, our Common Shares began trading on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the NASDAQ Global Select and NASDAQ National Market, as applicable.

	High ($)	Low ($)
Annual
2006	16.26	11.56
2007	23.83	15.22
2008	23.53	12.52
2009	23.58	14.32
2010	24.00	16.86

	High ($)	Low ($)
Quarterly 2009:
First Quarter	18.23	14.32
Second Quarter	18.68	14.79
Third Quarter	23.35	17.20
Fourth Quarter	23.58	20.46

	High ($)	Low ($)
Quarterly 2010:
First Quarter	23.71	20.26
Second Quarter	24.00	19.17
Third Quarter	20.80	17.56
Fourth Quarter	20.02	16.86

Quarterly 2011:
First Quarter (through March 15, 2011)	21.00	18.02

	High ($)	Low ($)
Monthly
September 2010	19.22	17.72
October 2010	19.11	16.86
November 2010	19.60	17.96
December 2010	20.02	18.39
January 2011	20.02	18.02
February 2011	20.79	18.08

Since September 25, 1997, our Common Shares were traded on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment was discontinued in 2004. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual
2006	13.09	9.52
2007	16.44	11.45
2008	15.77	10.04
2009	15.98	11.12
2010	17.87	12.06

	High (EUR)	Low (EUR)
Quarterly 2009:
First Quarter	14.18	11.12
Second Quarter	13.56	11.12
Third Quarter	15.98	12.36
Fourth Quarter	15.81	13.84

	High (EUR)	Low (EUR)
Quarterly 2010:
First Quarter	17.62	14.67
Second Quarter	17.87	15.94
Third Quarter	16.25	13.12
Fourth Quarter	14.95	12.06

Quarterly 2011:
First Quarter (through March 15, 2011)	15.25	12.85

	High (EUR)	Low (EUR)
Monthly:
September 2010	14.90	13.12
October 2010	13.79	12.06
November 2010	14.47	12.50
December 2010	14.95	13.88
January 2011	15.18	13.28
February 2011	15.06	12.85

Item 10.	Additional Information

Memorandum and Articles of Association

We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on July 2, 2008, or the Articles, and Dutch law, where appropriate. The Dutch Corporate Governance Code, or the Code, that was published on December 9, 2003 (and revised on December 10, 2008) contains principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should either comply with, or if not, explain in its annual report why and to what extent it does not comply, with the best practice provisions of the Code. The Code has been taken into account in the summary below.

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

Indemnification

Article 27 of our Articles provide that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us.

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

Acquisition of Our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorisation of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 30, 2010, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 30, 2010, or until December 30, 2011, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

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

Financial Year, Annual Accounts and Independent Registered Public Accounting Firm

Our financial year coincides with the calendar year. Dutch law and our Articles require that within four months after the end of the year, the Managing Board must make available a report with respect to such year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an Independent Registered Public Accounting Firm. The annual report is submitted to the annual General Meeting for adoption.

The General Meeting appoints an Independent Registered Public Accounting Firm to audit the financial statements and to issue a report thereon. On June 30, 2010, our shareholders appointed Ernst & Young Accountants to serve as our Independent Registered Public Accounting Firm for the year ending December 31, 2010.

Dividends and Other Distributions

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made. Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.

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

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The annual General Meeting is required to be held within six months after the end of each year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.

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

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be (i) given to the shareholders by advertisement in at least one national daily newspaper published in The Netherlands and (ii) published on QIAGEN’s website, both no later than the forty-second day prior to day of the general meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at our offices.

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

Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders’ meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.

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

According to Dutch law and our Articles, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board require the approval of the General Meeting:

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

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed. However there are statutory requirements to disclose share ownership above certain thresholds under Dutch law—see “Obligation of Shareholders to Disclose Major Holdings.”

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

Taxation

The following is a general summary of certain material United States federal income and The Netherlands tax consequences to holders of our Common Shares (collectively, “U.S. Holders”) who are (i) citizens or residents of the United States, (ii) entities subject to U.S. corporate tax, (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States but generally exempt from U.S. tax, (iv) certain not-for-profit organizations established in the United States but generally exempt from U.S. tax, (v) United States regulated investment companies, United States real estate investment trusts, and United States real estate mortgage conduits, and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. This summary does not discuss every aspect of such taxation that may be relevant to U.S. Holders. Therefore, all prospective purchasers of our Common Shares who would be U.S. Holders are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to tax consequences for U.S. Holders under United States Law and Baker & McKenzie with respect to tax consequences under Netherlands law.

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

federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. For tax years beginning before 2013, such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 15% for tax years beginning before 2013 for our

Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.

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

Passive Foreign Investment Company Status

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2009 and December 31, 2010 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

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

Certain Information Reporting Requirements

Pursuant to recently enacted legislation, effective for tax years beginning after March 18, 2010, individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. holder (including entities) should consult their own tax advisors regarding their reporting obligations under this legislation.

Documents on Display

Documents referred to in this Annual Report may be inspected at our principal executive office located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness.

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

Interest Rate Risk

At December 31, 2010, we had $828.4 million in cash and cash equivalents as well as $106.1 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would decrease 2010 earnings by approximately $0.3 million.

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2010. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2010, we had $873.0 million in long-term debt, of which $325.0 million was, taking existing cash flow hedges into considerations, effectively at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2010 earnings by approximately $0.2 million, based on the period-end interest rate.

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

Disclosure Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2010, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2010, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2010, has issued an attestation report on management’s assessment of our internal control over financial reporting, which is included in this Annual Report on Form 20-F. This report appears on page F-2.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

At our 2010 Annual General Meeting of Shareholders held on June 30, 2010, our shareholders appointed Ernst & Young Accountants to serve as our auditors for the year ended December 31, 2010. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young and affiliates for providing audit and other professional services in each of the last two years:

(in thousands)	2010	2009
Audit fees	$947	$1,905
Audit-related fees	813	607
Tax fees	82	66
All other fees	963	120

Total	$2,805	$2,698

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

Two-Tier Board

QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non executives), similar to a Board of Directors in a U.S. corporation. The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. The remuneration of management is determined in accordance with a remuneration policy which has been approved by QIAGEN’s shareholders at the General Meeting on June 14, 2005. The remuneration of the members of the Managing Board will, with due observance of the remuneration policy, be determined by the Supervisory Board based on a proposal by its Compensation Committee.

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

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient. Pursuant to our Articles, members of the Supervisory Board cannot be involved in the day-to-day management of our business. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

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

Independent Auditors

In contrast to rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, Dutch law requires that external auditors be appointed by the General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be approved by the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.

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

•

QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of the General Meeting. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders’ meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.

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

PART III

Item 17.    Financial Statements

See Item  18.

Item 18.    Financial Statements

See pages F-1 through F-42 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notorial deed as of July 2, 2008 (English translation) (8)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (3)

2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006 (5)

2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006 (5)

2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.9	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (filed as Exhibit (b)) (6)

2.10	Syndication and Amendment Agreement, dated September 25, 2007, between QIAGEN N.V. and Deutsche Bank AG (7)

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (7)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (7)

4.5	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (Filed as Exhibit 4.23) (3)

4.6	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (4)

4.7	Amendment No. 2 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated March 23, 2009 (9)

4.8	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.4) (2)

4.9	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*101	XBRL Interactive Data File

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.
(6)	Incorporated by reference to Amendment No. 2 to Schedule TO of QIAGEN N.V. filed with the Securities and Exchange Commission on July 18, 2007.
(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 20, 2008.
(8)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 25, 2009.
(9)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 17, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated: March 18, 2011
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
March 18, 2011
Mannheim, Germany

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 of QIAGEN N.V. and Subsidiaries and our report dated March 18, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
March 18, 2011
Mannheim, Germany

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

		As of December 31,
(dollars in thousands)	Note	2010	2009
Assets
Current Assets:
Cash and cash equivalents	(2)	$828,407	$825,557
Short-term investments	(8)	106,077	40,000
Accounts receivable, net of allowance for doubtful accounts of $3,227 and $3,402 in 2010 and 2009, respectively	(2)	197,418	193,737
Income taxes receivable		10,920	12,907
Inventories, net	(2)	126,633	130,851
Prepaid expenses and other current assets	(9)	64,402	96,893
Deferred income taxes	(13)	30,731	33,525

Total current assets		1,364,588	1,333,470

Long-Term Assets:
Property, plant and equipment, net	(10)	345,664	317,467
Goodwill	(12)	1,352,281	1,337,064
Intangible assets, net of accumulated amortization of $312,326 and $219,731 in 2010 and 2009, respectively	(12)	753,327	752,296
Deferred income taxes	(13)	37,182	26,387
Other long-term assets		60,953	29,780

Total long-term assets		2,549,407	2,462,994

Total assets		$3,913,995	$3,796,464

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

		As of December 31,
(dollars and shares in thousands)	Note	2010	2009
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable		$47,803	$43,775
Accrued and other liabilities (of which $6,296 in 2010 and 2009 due to related parties)	(14), (19)	209,054	252,116
Income taxes payable		25,211	10,727
Current portion of long-term debt	(15)	75,835	50,000
Deferred income taxes	(13)	30,504	18,912

Total current liabilities		388,407	375,530

Long-Term Liabilities:
Long-term debt, net of current portion (of which $445,000 in 2010 and 2009 due to related parties)	(15), (19)	797,171	870,000
Deferred income taxes	(13)	200,667	212,690
Other		51,397	47,075

Total long-term liabilities		1,049,235	1,129,765

Commitments and Contingencies	(17)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—233,115 and 232,074 shares at December 31, 2010 and 2009, respectively		2,724	2,711
Additional paid-in capital		1,648,985	1,622,733
Retained earnings		759,890	615,579
Accumulated other comprehensive income	(5)	64,754	50,146

Total shareholders’ equity		2,476,353	2,291,169

Total liabilities and shareholders’ equity		$3,913,995	$3,796,464

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,
(in thousands, except per share data)	Note	2010	2009	2008
Net sales	(2)	$1,087,431	$1,009,825	$892,975
Cost of sales		371,869	342,752	293,285

Gross profit		715,562	667,073	599,690

Operating Expenses:
Research and development	(2)	126,040	107,900	97,331
Sales and marketing		267,484	244,814	227,408
General and administrative, integration and other	(2)	110,009	115,933	113,936
Acquisition-related intangible amortization		23,492	18,221	14,368
Purchased in-process research and development		—	—	985

Total operating expenses		527,025	486,868	454,028

Income from operations		188,537	180,205	145,662

Other Income (Expense):
Interest income		4,457	3,522	9,511
Interest expense		(27,815)	(29,641)	(37,527)
Other income, net		7,942	18,244	1,640

Total other expense		(15,416)	(7,875)	(26,376)

Income before provision for income taxes and noncontrolling interest		173,121	172,330	119,286
Provision for income taxes	(2), (13)	28,810	34,563	29,762

Net income		$144,311	$137,767	$89,524

Less: Noncontrolling interest		—	—	491

Net income attributable to the owners of QIAGEN N.V.		$144,311	$137,767	$89,033

Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.62	$0.67	$0.45

Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.60	$0.64	$0.44

Shares used in computing basic net income per common share	(3)	232,635	206,928	196,804

Shares used in computing diluted net income per common share	(3)	240,483	213,612	204,259

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31,
(in thousands)	Note	2010	2009	2008
Net income		$144,311	$137,767	$89,033

Gains (losses) on cash flow hedges, before tax	(6)	14,636	(12,741)	(6,010)
Reclassification adjustments on cash flow hedges, before tax	(6)	(8,874)	8,367	567

Cash flow hedges, before tax		5,762	(4,374)	(5,443)
Available-for-sale short-term investments, before tax		—	—	(900)
Gains (losses) on pensions, before tax		(184)	300	93
Foreign currency translation adjustments, before tax		10,920	42,001	(64,046)

Other comprehensive income, before tax		16,498	37,927	(70,296)
Income tax relating to components of other comprehensive income		(1,890)	(2,936)	10,427

Other comprehensive income, after tax		14,608	34,991	(59,869)

Total comprehensive income		$158,919	$172,758	$29,164

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(in thousands)		Shares	Amount
BALANCE AT DECEMBER 31, 2007		195,335	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income		—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts		—	—	—	—	(3,920)	(3,920)
Realized loss, net on hedging contracts		—	—	—	—	533	533
Realized gain, net on short-term investments		—	—	—	—	(780)	(780)
Unrealized gain, net on pension		—	—	—	—	65	65
Translation adjustment		—	—	—	—	(55,767)	(55,767)
Stock issued for the acquisition of eGene Inc.		17	1	301	—	—	302
Stock issued for the acquisition of Corbett.		219	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants		395	5	4,995	—	—	5,000
Common stock issuances under employee stock plans		1,873	28	13,427	—	—	13,455
Tax benefit of employee stock plans		—	—	(662)	—	—	(662)
Share-based compensation		—	—	9,791	—	—	9,791
Proceeds from subscription receivables		—	—	985	—	—	985

BALANCE AT DECEMBER 31, 2008		197,839	$2,212	$958,665	$477,812	$15,155	$1,453,844

Net income		—	—	—	137,767	—	137,767
Unrealized loss, net on hedging contracts		—	—	—	—	(9,005)	(9,005)
Realized loss, net on hedging contracts		—	—	—	—	5,841	5,841
Unrealized gain, net on pension		—	—	—	—	210	210
Translation adjustment		—	—	—	—	37,945	37,945
Common stock issuance from public offering.		31,625	462	623,109	—	—	623,571
Common stock issuances from conversion of warrants		—	—	1	—	—	1
Common stock issuances under employee stock plans		2,610	37	26,883	—	—	26,920
Tax benefit of employee stock plans		—	—	3,363	—	—	3,363
Share-based compensation		—	—	9,747	—	—	9,747
Proceeds from subscription receivables		—	—	965	—	—	965

BALANCE AT DECEMBER 31, 2009		232,074	$2,711	$1,622,733	$615,579	$50,146	$2,291,169

Net income		—	—	—	144,311	—	144,311
Unrealized gain, net on hedging contracts	(5)	—	—	—	—	9,807	9,807
Realized gain, net on hedging contracts	(5)	—	—	—	—	(6,125)	(6,125)
Unrealized loss, net on pension	(5)	—	—	—	—	(129)	(129)
Translation adjustment	(5)	—	—	—	—	11,055	11,055
Common stock issuances under employee stock plans		1,041	13	11,228	—	—	11,241
Tax benefit of employee stock plans		—	—	445	—	—	445
Share-based compensation	(16)	—	—	13,592	—	—	13,592
Proceeds from subscription receivables		—	—	987	—	—	987

BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985	$759,890	$64,754	$2,476,353

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in thousands)	Note	2010	2009	2008
Cash Flows From Operating Activities:
Net income		$144,311	$137,767	$89,033
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		57,511	48,575	42,618
Amortization of acquisition-related intangible assets		85,268	71,819	63,086
Purchased in-process research and development		—	—	985
Non-cash acquisition related costs		—	10,030	5,869
Share-based compensation:
Share-based compensation expense	(16)	13,592	9,747	9,791
Excess tax benefits from share-based compensation		(1,976)	(5,942)	(1,775)
Deferred income taxes	(13)	(19,942)	(10,609)	(2,563)
Gain on sale of investments		—	(11,501)	—
Other including sale from non-monetary exchange		(12,113)	1,907	(843)
Net changes in operating assets and liabilities:
Accounts receivable	(2)	(6,884)	(25,213)	(19,078)
Inventories	(2)	2,348	(21,534)	(30,371)
Prepaid expenses and other	(9)	6,431	(9,364)	(396)
Other assets		(2,965)	(8,213)	4,975
Accounts payable		3,482	(9,076)	5,753
Accrued and other liabilities	(14)	(26,983)	23,859	19,081
Income taxes	(13)	13,639	12,473	(13,536)
Other		(4,967)	2,270	369

Net cash provided by operating activities		250,752	216,995	172,998

Cash Flows From Investing Activities:
Purchases of property, plant and equipment		(79,666)	(52,179)	(39,448)
Proceeds from sale of equipment		3,474	869	1,233
Purchases of intangible assets		(44,243)	(17,178)	(18,469)
Proceeds from sale/(purchases) of investments		7,985	1,476	(4,175)
Purchases of short-term investments	(8)	(110,076)	(40,000)	—
Sales of short-term investments	(8)	44,000	—	2,313
Cash paid for acquisitions, net of cash acquired	(4)	(36,985)	(234,732)	(150,531)
Loan to related party		—	—	(1,441)

Net cash used in investing activities		(215,511)	(341,744)	(210,518)

Cash Flows From Financing Activities:
Proceeds from debt	(15)	3,016	—	—
Repayment of debt	(15)	(50,000)	(25,000)	(5,000)
Principal payments on capital leases		(3,262)	(2,991)	(2,995)
Proceeds from subscription receivables		987	965	985
Excess tax benefits from share based compensation		1,976	5,942	1,775
Issuance of common shares		11,241	650,492	18,455
Other financing activities		814	(210)	(451)

Net cash (used in) provided by financing activities		(35,228)	629,198	12,769

Effect of exchange rate changes on cash and cash equivalents		2,837	(12,205)	10,744

Net increase (decrease) in cash and cash equivalents		2,850	492,244	(14,007)
Cash and cash equivalents, beginning of year		825,557	333,313	347,320

Cash and cash equivalents, end of year		$828,407	$825,557	$333,313

Supplemental Cash Flow Disclosures:
Cash paid for interest		$25,557	$27,662	$36,460
Cash paid for income taxes		$33,781	$36,003	$39,475
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease		$1,185	$376	$141
Intangible assets acquired in non-monetary exchange		$30,341	$—	$—
Issuance of common shares in connection with acquisitions		$—	$—	$4,536

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

1.	Description of the Business and Basis of Presentation

QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative sample and assay technologies. These technologies—consumable products such as sample and assay kits and automated instrumentation systems—empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: molecular diagnostics laboratories, academic researchers, pharmaceutical research and development groups, and applied testing customers in fields such as forensics, veterinary diagnostics, food safety and biosecurity. We market our products in more than 100 countries.

Basis of Presentation

The accompanying Consolidated Financial Statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include QIAGEN N.V. and our wholly owned subsidiaries other than those that are considered variable interest entities for which we are not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. Investments in companies where we exercise significant influence over the operations, and which we have determined that we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

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

Concentrations of Risk

We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products.

The financial instruments used in managing our foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis. In connection with such agreements, we do not require and are not required to pledge collateral for derivative transactions.

Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

Foreign Currency Translation

Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2010, 2009 and 2008 was $2.6 million, $5.6 million, and ($0.2) million, respectively, and is included in other income, net.

Segment Information

In connection with recent acquisitions and internal restructurings, we determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit. Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to reporting as a single segment under ASC Topic 280, Segment Reporting.

Revenue Recognition

Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured.

Consumable and Related Products: Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Related revenue includes license fees, intellectual property and patent sales, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectability is reasonably assured.

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

We have contracts with multiple elements which are accounted for under ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

•	There is objective and reliable evidence of the fair value of the undelivered items; and

•

The arrangement includes a general right of return relative to the delivered items, and delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.

Warranty

We provide warranties on our products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)	Total
BALANCE AT DECEMBER 31, 2008	$2,724

Provision charged to income	1,347
Usage	(759)
Adjustments to previously provided warranties, net	(93)
Currency translation	249

BALANCE AT DECEMBER 31, 2009	$3,468

Provision charged to income	3,678
Usage	(3,258)
Adjustments to previously provided warranties, net	(477)
Currency translation	29

BALANCE AT DECEMBER 31, 2010	$3,440

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials.

Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2010, 2009 and 2008, shipping and handling costs totaled $19.9 million, $17.5 million and $17.1 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs for the years ended December 31, 2010, 2009 and 2008 were $7.6 million, $10.6 million and $21.5 million, respectively.

General and Administrative, Integration and Other

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with purchase business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs incurred in connection with a restructuring which was not contemplated at the time of acquisition. These costs are expensed as incurred.

Income Taxes

We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Derivative Instruments

We enter into derivative financial instrument contracts only for hedging purposes. The purpose of the derivative instruments is to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

Compensation cost for all share-based payments is recorded based on the grant date fair value.

Stock Options: We utilize the Black-Scholes-Merton valuation model for estimating the fair value of our stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We use a combination of the historical volatility of our stock price and the implied volatility of market-traded options of our stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model. Our decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of our stock and our assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. We estimated the expected life by considering the historical exercise behavior. We use an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units: Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense ratably over the vesting period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Short-Term Investments

Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance and Euro Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 11).

Accounts Receivable

Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended

December 31, 2010, 2009 and 2008, write-offs of accounts receivable totaled $0.8 million, $0.6 million and $0.7 million while provisions for doubtful accounts which were charged to expense totaled $1.4 million, $1.7 million and $0.8 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2010 and 2009:

	As of December 31,
(in thousands)	2010	2009
Raw materials	$23,738	$33,172
Work in process	33,043	39,856
Finished goods	69,852	57,823

Total inventories	$126,633	$130,851

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets other than goodwill are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

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

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2010, 2009 and 2008, goodwill has not been impaired.

Investments

We have investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

The fair values of any of our equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. We deem an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. We generally measure fair value by discounting projected future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

Recent Authoritative Pronouncements

Adoption of New Accounting Standards

In January 2010, the FASB has issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity is now required to present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements for previously required disclosures. For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. We adopted these updates in 2010 without any impact.

In February 2010, the FASB has issued ASU 2010-10, Consolidation (Topic 810): Amendments for Certain Investment Funds. The amendments in the ASU defer the effective date of certain amendments to the consolidation requirements of ASC Topic 810, Consolidation, resulting from the issuance of FASB Accounting Standard No. 167, Amendments to FASB Interpretation 46(R). Specifically, the amendments to the consolidation requirements of Topic 810 resulting from the issuance of Standard No. 167 are deferred for a reporting entity’s interest in an entity that has all the attributes of an investment company; or for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. The ASU does not defer the disclosure requirements in the Standard No. 167 amendments to Topic 810. The amendments in this ASU are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. Early application is not permitted. We adopted these updates in 2010 without any impact.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The guidance in the ASU was effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued, except for guidance related to the date through which conduit bond obligors should evaluate subsequent events (i.e., the date the financial statements were issued). We adopted these updates in 2010 without any impact.

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. The ASU is the result of the FASB’s review of its standards to determine if any provisions are outdated, contain inconsistencies, or need clarifications to reflect the FASB’s original intent. The FASB believes the amendments do not fundamentally change U.S. GAAP. However, certain clarifications on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and special transition provisions are provided for those amendments. The ASU contains various effective dates. The clarifications of the guidance on embedded derivatives and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009. The amendments to the guidance on accounting for income taxes in a reorganization (Subtopic 852-740) apply to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. All other amendments are effective as of the first reporting period (including interim periods) beginning after the date this ASU was issued. We adopted the update in 2010 without any impact.

Recently Issued Accounting Standards

In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. We will adopt this standard beginning January 1, 2011 and do not expect any impact.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The amendments in the ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. We will adopt this standard beginning January 1, 2011 and do not expect any impact.

In April 2010, the FASB issued ASU No. 2010-12, Income Taxes (Topic 740). The ASU codifies an SEC Staff Announcement relating to accounting for the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act. On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). Questions had arisen about the effect, if any, of the two different signing dates. The SEC has concluded that the two Acts, when taken together, represent the current health care reforms as passed by U.S. Congress and signed by the U.S. President and therefore would not object to the view that the two Acts should be considered together for accounting purposes. As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the sales of all taxable medical devices occurring in the U.S. after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation due to the expected increase in net sales resulting from increased healthcare coverage, which will be partially offset by the excise tax.

3.	Net Income per Common Share

We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised or converted. The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands)	2010	2009	2008
Weighted average number of Common Shares used to compute basic net income per Common Share	232,635	206,928	196,804
Dilutive effect of stock options and restrictive stock units	2,843	2,717	3,122
Dilutive effect of outstanding warrant shares	5,005	3,967	4,333

Weighted average number of Common Shares used to compute diluted net income per Common Share	240,483	213,612	204,259

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,152	2,627	2,149

Outstanding warrants having no dilutive effect, not included in above calculation	21,462	22,500	22,430

4.	Acquisitions, Divestiture and Restructuring

2010 Acquisitions

In 2010, we completed two acquisitions which individually were not significant to the overall consolidated financial statements. We acquired 100% of the shares of ESE GmbH, a privately held developer and manufacturer of UV and fluorescence optical measurement devices. ESE is based in Stockach, Germany. ESE has pioneered the development and manufacturing of optical measurement systems for medical and industrial applications. The systems utilize unique, high-performance and award-winning fluorescence detection technologies integrated into compact modules. We have demonstrated that ESE’s fluorescence detection systems can be used to measure signals generated by our existing testing technologies, including the HDA and tHDA isothermal assay systems. We also acquired the food market business of the Institute for Product Quality (ifp), a Berlin-based company which sells food, veterinary and environmental quality control assays. The transaction was an asset purchase of primarily patents, know-how, intellectual property rights and customer data related to the business. We have entered into license and contract manufacturing agreement with ifp under which ifp will perform the production for QIAGEN.

Aggregate consideration paid in 2010 for the acquisitions was $22.7 million and an amount of $2.9 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. During 2010, $1.6 million of the funds were released, and as a result $1.3 million is included in prepaid expenses and other in the accompanying consolidated balance sheets. Correspondingly, we have recorded preacquisition contingencies of $1.3 million which are included in accrued and other liabilities in the accompanying consolidated balance sheets. Furthermore, the Purchase Agreements for both acquisitions include aggregate milestone payments of up to $8.1 million, of which $0.2 million was paid in 2010.

Final Allocation of 2009 Acquisitions

DxS Ltd. Acquisition

On September 21, 2009, we acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition, we believe that we have taken a strong leadership position in personalized healthcare (PHC). The transaction was valued at $94.5 million in cash, plus up to an additional $35.0 million in contingent consideration. The acquisition date fair value of the total consideration was $112.1 million, which consisted of $94.5 million in cash and $17.6 million for the acquisition date fair value of the contingent consideration. A portion of the purchase consideration was deposited in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. As a result, $8.7 million is included in prepaid expenses and other in the accompanying consolidated balance sheets. Correspondingly, we have recorded preacquisition contingencies of $8.7 million which are included in accrued and other liabilities in the accompanying consolidated balance sheets.

The contingent consideration of up to $35.0 million relates to specific commercial and other milestones, which, if met, will be paid. During 2010, contingent consideration of $5.5 million was paid. The preliminary total fair value of milestones is approximately $17.6 million which, as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments was determined using a discount rate of 3.25% and a probability regarding the accomplishment of the milestones of 90 to 95%.

SABiosciences Acquisition

On December 14, 2009, we acquired 100% of the outstanding shares of SABiosciences Corporation, located in Frederick, Maryland (USA). SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels, which are widely utilized in biomedical research and in the development of future drugs and diagnostics. At closing, the purchase price was $97.6 million in cash. As of December 31, 2010, we have $5.9 million of the consideration in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. This amount is included in prepaid expenses and other in the accompanying Consolidated Balance Sheet. Correspondingly, we have preacquisition contingencies of $5.9 million which are included in accrued and other liabilities in the accompanying Consolidated Balance Sheet.

As of December 31, 2010, the final allocation of the purchase price and transaction costs for the acquisitions of DxS and SABiosciences are follows:

(in thousands)	DxS Acquisition	SABiosciences Acquisition	Total
Purchase Price:
Cash	$94,823	$97,586	$192,409
Fair value of milestones	17,599	—	17,599

	$112,422	$97,586	$210,008

Final Allocation:
Working capital	$263	$10,153	$10,416
Fixed and other long-term assets	2,199	2,215	4,414
Product technology and know how	16,400	26,400	42,800
Purchased in-process research and development	1,400	1,700	3,100
Customer relationships	54,900	8,400	63,300
Tradename	4,100	1,900	6,000
Goodwill	56,935	62,178	119,113
Deferred tax liability on fair value of identifiable intangible assets acquired	(23,040)	(15,360)	(38,400)
Liabilities assumed	(735)	—	(735)

	$112,422	$97,586	$210,008

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Other 2009 Acquisitions

On August 6, 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at $7.5 million, with a fixed purchase price of $5.0 million and milestone payments of $2.5 million. With this acquisition, we expanded the size of our molecular diagnostics sales channel in Italy and added several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

On November 12, 2009, we acquired 100% of the outstanding shares of a developer, producer and distributor of PCR-based technologies for forensics, kinship and paternity analysis, and other human identity testing applications located in Germany. Upon closing of the transaction, an upfront payment of $23.3 million was paid to the sellers, less an amount of $13.1 million which was originally retained in an escrow account to cover any claims for breach of any of representations, warranties or indemnities. The escrow funds were partially released to the sellers during 2010. Another $1.6 million was paid to the sellers in 2010.

Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

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

Final Allocations of 2008 Acquisitions

On July 1, 2008, we acquired an 82.5% interest in Corbett Life Science Pty. Ltd. (Corbett), a developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, we acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17.5% shareholding in Corbett.

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

Final Allocation:
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

Other 2008 Acquisitions

In 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0.9 million and a milestone payment amounting to AUD 0.4 million, which was paid in 2009. Additionally in 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. We also acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash in 2008. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents our commitment to expanding our presence in Latin America. We do not consider these acquisitions to be material.

2009 Divestiture

In July 2009, through the sale of our subsidiary in Austria, we sold the Olerup SSP® product line and related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital company specializing in life sciences. The Olerup SSP® product line includes molecular transplantation testing products used for DNA human leukocyte antigen (HLA) typing. We retained rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. The transaction does not affect our presence in new sequencing-based typing assays in the area of transplantation. We recorded a net gain of approximately $1.2 million on the sale of the business, which is recorded in other income, net in 2009.

2009 Restructuring of Acquired Business

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation were completed in 2010 at a total pre-tax cost of approximately $4.2 million, of which $1.9 million was incurred in 2010.

5.	Accumulated Other Comprehensive Income

The following table is a summary of the components of accumulated other comprehensive income:

(in thousands)	2010	2009
Net unrealized loss on cash flow hedging contracts, net of tax of $0.7 million and $2.7 million in 2010 and 2009, respectively	$(1,644)	$(5,326)
Net unrealized gain (loss) on pension, net of tax of $4,000 and $50,000 in 2010 and 2009, respectively	(11)	118
Foreign currency translation effects from intercompany long-term investment transactions, net of tax of $4.4 million and $1.9 million in 2010 and 2009, respectively	5,774	7,465
Foreign currency translation adjustments	60,635	47,889

Accumulated other comprehensive income	$64,754	$50,146

6.	Derivatives and Hedging

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

As of December 31, 2010, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2010, we did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. There are no expected transactions which would result in a reclassification of amounts in other comprehensive income into earnings in the next 12 months. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

We have foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 15) and which qualify for hedge accounting as cash-flow hedges. We have determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2010 and 2009 of approximately $3.9 million, included in accrued and other liabilities, and $5.7 million, included in other long-term liabilities, respectively, in the accompanying consolidated balance sheets.

In addition, we were party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 15) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of December 31, 2010 and 2009, which mature in November 2012 and had fair market values of $4.6 million and $16.7 million at December 31, 2010 and 2009, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

Undesignated Derivative Instruments

We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2010, an aggregate notional value of approximately $295.4 million and fair values of $0.7 million and $5.1 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through April 2011. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately $200.1 million and fair values of $0.9 million and $7.7 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2010. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

Interest Rate Derivatives

We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, we entered into interest rate swaps, which effectively fixed the variable interest rates on $200.0 million of our variable rate debt and qualify for hedge accounting as cash-flow hedges. We have determined that no ineffectiveness exists related to these swaps. During 2010, $100.0 million of the swaps matured. The remaining $100.0 million matures in October 2011, and as of December 31, 2010 had an aggregate fair value of $2.7 million, which is recorded in accrued and other liabilities in the accompanying consolidated balance sheet. As of December 31, 2009 these swaps had an aggregate fair value of $6.3 million, of which $2.1 million is recorded in accrued and other liabilities and $4.2 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2010 and 2009:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$(2,663)	$(6,274)
Foreign exchange contracts	—	—	(8,452)	(22,495)

Total derivative instruments designated as hedges	$—	$—	$(11,115)	$(28,769)

Undesignated derivative instruments
Foreign exchange contracts	$677	$947	$(5,113)	$(7,690)

Total derivative instruments	$677	$947	$(16,228)	$(36,459)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on derivative instruments for the years ended December 31, 2010 and 2009:

Year-Ended December 31, 2010 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$3,611	Interest expense	$—	n/a
Foreign exchange contracts	11,025	Other income, net	(8,874)	n/a

Total	$14,636		$(8,874)	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(2,239)

Year-Ended December 31, 2009 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$537	Interest expense	$—	n/a
Foreign exchange contracts	(13,278)	Other income, net	8,367	n/a

Total	$(12,741)		$8,367	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(2,333)

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

7.	Fair Value Measurements

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

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	As of December 31, 2010				As of December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$70,000	$36,077	$—	$106,077	$40,000	$—	$—	$40,000
Foreign exchange contracts	—	677	—	677	—	947	—	947

	$70,000	$36,754	$—	$106,754	$40,000	$947	$—	$40,947

Liabilities:
Foreign exchange contracts	$—	$13,565	$—	$13,565	$—	$30,185	$—	$30,185
Interest rate contracts	—	2,663	—	2,663	—	6,274	—	6,274

	$—	$16,228	$—	$16,228	$—	$36,459	$—	$36,459

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2010 and 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

8.	Short-term Investments

At December 31, 2010, short-term investments consisted of $70.0 million of investments in short-term funds that have a fixed maturity date. Thereof $50.0 million matured in January 2011 and $20.0 million will mature in May 2011. These fund investments are carried at fair market value, which is equal to the cost. Additionally, we had EUR 27.0 million ($36.1 million as of December 31, 2010) of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These loans consist of $9.4 million which matured in February 2011, and $26.7 million which matures in November 2013 with put option rights on a quarterly basis beginning in February 2011. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion beginning February 2011.

At December 31, 2009, we had short-term investments which had a fair market value and cost of $40.0 million.

For the year ended December 31, 2010, proceeds from sales of short term investments totaled $44.0 million. There were no sales of short term investments in 2009. There were no realized gains or losses during 2010 or 2009.

9.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are summarized as follows as of December 31, 2010 and 2009:

(in thousands)	2010	2009
Prepaid expenses	$24,061	$29,109
Amounts held in escrow in connection with acquisitions	27,006	37,094
Value Added Tax	7,039	7,865
Other receivables	6,296	22,825

	$64,402	$96,893

10.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2010 and 2009:

(in thousands)	Estimated useful life (in years)	2010	2009
Land	—	$16,053	$16,045
Buildings and improvements	1-40	232,946	237,547
Machinery and equipment	1-15	157,973	135,540
Computer software	1-10	53,948	53,038
Furniture and office equipment	1-15	75,030	69,310
Construction in progress	—	59,418	16,788

		595,368	528,268

Less: Accumulated depreciation and amortization		(249,704)	(210,801)

Property, plant and equipment, net		$345,664	$317,467

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2010 and 2009, respectively. For the years ended December 31, 2010, 2009 and 2008 depreciation and amortization expense totaled $47.9 million, $42.0 million and $36.2 million, respectively. Repairs and maintenance expense was $11.8 million, $10.9 million and $9.7 million in 2010, 2009 and 2008, respectively. For the year ended December 31, 2010, construction in progress includes amounts related to the construction of new facilities in Germany and the United States. For the years ended December 31, 2010, 2009 and 2008, interest capitalized in connection with construction projects was not significant.

11.	Investments

We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. A summary of these investments, which are included in other assets, is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
Company (in thousands)	Ownership Percentage	2010	2009	2010	2009	2008
PreAnalytiX GmbH	50.00%	$15,308	$10,894	$2,969	$2,887	$1,459
QBM Cell Science	19.50%	$405	$394	$11	$(49)	$(61)
QIAGEN Finance	100.00%	$949	$818	$131	$115	$426
QIAGEN Euro Finance	100.00%	$1,306	$1,033	$273	$300	$257
Pyrobett	19.00%	$3,927	$—	$(73)	$—	$—
Dx Assays Pte Ltd	33.30%	$—	$—	$—	$(316)	$(408)

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, we issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, we completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. QIAGEN Finance and Euro Finance are variable interest entities. We are not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, our maximum exposure to loss as a result of our involvement with QIAGEN Finance and Euro Finance is limited to our share of losses from the equity method investments.

In 2010, we made a $4.0 million investment in Pyrobett, a company located in Singapore which performs research and development activities related to the development of instruments for use in life sciences.

At December 31, 2010 and 2009, we had a loan receivable of $1.6 million and $1.4 million, respectively, included in other long-term assets, due from Dx Assays, which bears interest at 15% and is due in March 2013.

During 2010, we made an investment of EUR 2.5 million (approximately $3.4 million as of December 31, 2010) for a 7.6% share of a privately-held company. The investment is accounted for under the cost-method.

During 2009, we sold our investment in a privately-held company which had been accounted for under the cost-method of accounting, and realized a gain of $10.5 million in 2009. The proceeds were received in January 2010, and an additional gain of $0.6 million was recorded in 2010 following the receipt of additional proceeds which had been held in escrow.

During 2008, in connection with the acquisition of Corbett, we impaired our $4.0 million investment in a privately-held company which had been accounted for under the cost-method of accounting. Following the acquisition of Corbett, management anticipated a change in our purchasing pattern of the investee’s products, which negatively impacted the forecasted financial condition of the investee. Accordingly, the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that our investment was worthless and that recoverability of the asset through future cash flows was not considered likely enough to support the current carrying value. We had no contractual obligation to provide any additional investment or other financing beyond the investment in the investee. The impairment is included in other income, net in the accompanying consolidated statements of income.

12.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2010 and December 31, 2009:

		2010		2009
(in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11.0 years	$289,199	$(88,275)	$246,535	$(69,380)
Developed technology	9.7 years	501,287	(157,838)	461,507	(108,374)
Customer base, trademarks, in-process R&D and non-compete agreements	11.3 years	275,167	(66,213)	263,985	(41,977)

		$1,065,653	$(312,326)	$972,027	$(219,731)

Unamortized Intangible Assets:
Goodwill		$1,352,281		$1,337,064

In connection with the acquisitions as more fully discussed in Note 4, approximately $0.6 million and $3.1 million of purchase price was allocated to purchased in-process research and development and capitalized in 2010 and 2009, respectively. Prior to January 1, 2009, purchased in-process research and development costs were expensed. During the year ended December 31, 2008 approximately $1.0 million of purchase price was allocated to purchased in-process research and development and expensed.

Amortization expense on intangible assets totaled approximately $94.9 million, $78.4 million and $69.4 million, respectively, for the years ended December 31, 2010, 2009 and 2008. During 2009, additional amortization of $5.0 million was recorded in cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and SABiosciences. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2011	$96,858
2012	$94,916
2013	$91,653
2014	$90,240
2015	$89,677

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

(in thousands)	Total
BALANCE AT DECEMBER 31, 2008	$1,152,105

Goodwill acquired during the year	116,340
Goodwill written off during the year	(1,631)
Earn-out and milestone payments	28,946
Purchase adjustments	13,729
Effect of foreign currency translation	27,575

BALANCE AT DECEMBER 31, 2009	$1,337,064

Earn-out and milestone payments	2,983
Purchase adjustments	579
Effect of foreign currency translation	11,655

BALANCE AT DECEMBER 31, 2010	$1,352,281

The changes in the carrying amount of goodwill during the year ended December 31, 2009 resulted from the 2009 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with prior year acquisitions. During 2009, $1.6 million of goodwill from a previous acquisition was written off following the acquisition of DxS Ltd. in September 2009 and is recorded in general and administrative, integration and other expenses in the accompanying consolidated statements of income. During 2010, changes in goodwill resulted from earn-out and milestone payments, purchase price adjustments related to the 2009 acquisitions and foreign currency translation.

We occasionally enter into transactions which include the purchase, sale, or licensing of patented or non-patented technology as well as supply agreements, particularly in the areas of Pharma and Molecular Diagnostics. The agreements may be structured such that the transaction is required to be accounted for in accordance with ASC No. 845, Nonmonetary Transactions (“ASC No. 845”) and may include multiple deliverables accounted for accordance with ASC No. 605, Revenue Recognition.

During 2010, we entered into a series of transactions with a third party, under which we exchanged certain intangible assets in a nonmonetary exchange. We have accounted for this transaction under ASC No. 845, and recorded the intangible assets received at the fair value of the assets surrendered. As there is no observable market for these assets, we have performed this nonrecurring fair value measurement based on significant unobservable inputs (Level 3 as defined in Note 7). We have performed the fair value analysis using an income approach, including development of inputs such as future revenues to be generated under the assets, and future costs associated with product development, production, and distribution under the patents, in order to determine an exit price from the perspective of a market participant that holds the assets. As a result of nonmonetary transactions, we recorded intangible assets of $30.3 million, net sales of $11.0 million and deferred revenues of $19.3 million. In the same series of transactions, we agreed to supply certain products and the deferred revenue will be recognized ratably in connection with the supply of the products.

13.	Income Taxes

Income before income taxes for the years ended December 31, 2010, 2009 and 2008 consisted of:

(in thousands)	2010	2009	2008
Pretax income in The Netherlands	$55,431	$72,190	$53,032
Pretax income from foreign operations	117,690	100,140	66,254

	$173,121	$172,330	$119,286

The provisions for income taxes for the years ended December 31, 2010, 2009 and 2008 are as follows:

(in thousands)	2010	2009	2008
Current—The Netherlands	$12,265	$12,633	$8,999
—Foreign	36,487	32,539	23,326

	48,752	45,172	32,325

Deferred—The Netherlands	—	—	—
—Foreign	(19,942)	(10,609)	(2,563)

	(19,942)	(10,609)	(2,563)

Total provision for income taxes	$28,810	$34,563	$29,762

The Netherlands statutory income tax rate for the years ended December 31, 2010, 2009 and 2008 was 25.5%. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$44,146	25.5%	$43,944	25.5%	$30,418	25.5%
Earnings of subsidiaries taxed at different rates	7,710	4.5	4,710	2.7	1,432	1.2
Tax impact from permanent items	3,295	1.9	—	—	(3,064)	(2.6)
Tax impact from tax exempt income	(10,283)	(6.0)	(11,039)	(6.4)	—	—
Purchased in-process research & development	—	—	—	—	300	0.3
Tax contingencies, net	(1,269)	(0.7)	1,774	1.0	(1,665)	(1.4)
Taxes due to changes in tax rates	(1,400)	(0.8)	(3,671)	(2.0)	2,429	2.0
Restructuring	(12,903)	(7.5)	—	—	—	—
Other items, net	(486)	(0.3)	(1,155)	(0.7)	(88)	(0.1)

Total provision for income taxes	$28,810	16.6%	$34,563	20.1%	$29,762	24.9%

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. One of our subsidiaries has a tax holiday which will expire in 2011.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our tax years since 2002 are open for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2007 through the current period.

We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2010 will significantly increase or decrease during the twelve-month period ending December 31, 2011; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2008	$8,309

Additions based on tax positions related to the current year	616
Additions for tax positions of prior years	1,399
Settlements with taxing authorities	(241)
Reductions due to lapse of statute of limitations	—
Increase from currency translation	255

Balance at December 31, 2009	$10,338

Additions based on tax positions related to the current year	$322
Additions for tax positions of prior years	124
Settlements with taxing authorities	(592)
Reductions due to lapse of statute of limitations	(1,361)
Increase from currency translation	(158)

Balance at December 31, 2010	$8,673

At December 31, 2010 and December 31, 2009, our net unrecognized tax benefits totaled approximately $8.0 million and $9.6 million, respectively, of which $8.0 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $0.5 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2010, we had $0.4 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2010, the amount of accrued interest decreased by $0.1 million with approximately $0.2 million of interest income and $0.1 million of interest expense recognized during 2010. At December 31, 2009, we had $0.5 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2009, the amount of accrued interest increased by $0.1 million with approximately $0.03 million of interest income and $0.2 million of interest expense recognized during 2009.

We have recorded net deferred tax liabilities of $163.3 million and $171.7 million at December 31, 2010 and 2009, respectively which are reflected on the consolidated balance sheets at December 31, 2010 and 2009 as follows:

(in thousands)	2010	2009
Current deferred tax asset	$30,731	$33,525
Current deferred tax liabilities	(30,504)	(18,912)
Non-current deferred tax asset	37,182	26,387
Non-current deferred tax liabilities	(200,667)	(212,690)

Net deferred tax liabilities	$(163,258)	$(171,690)

The components of the net deferred tax liability at December 31, 2010 and December 31, 2009 are as follows:

	2010		2009
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$8,282	$—	$33,462	$—
Accrued and other liabilities	30,138	(6,487)	20,972	(838)
Inventories	3,134	(1,915)	4,612	(1,634)
Allowance for bad debts	744	(473)	902	(432)
Currency revaluation	2,303	(3,588)	1,846	(3,992)
Depreciation and amortization	51	(7,757)	1,644	(13,043)
Tax credits	9,067	—	9,288	—
Unremitted profits and earnings	—	(1,042)	—	(864)
Capital leases	—	(1,515)	693	(725)
Intangibles	1,228	(206,481)	462	(222,015)
Equity awards	5,624	—	4,117	—
Other	7,342	(1,913)	12,434	(2,995)
Valuation allowance	—	—	(15,584)	—

	$67,913	$(231,171)	$74,848	$(246,538)

Net deferred tax liabilities		$(163,258)		$(171,690)

At December 31, 2010, we had $37.8 million in total foreign net operating losses in the U.S. and other countries. At December 31, 2010, we had $23.5 million of U.S. federal net operating loss (NOL) carryforwards. These amounts include $9.4 million related to deductions for equity awards. These NOLs have, for the most part, been acquired in recent acquisitions and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. These net operating losses will expire beginning December 31, 2021 though December 31, 2027. As of December 31, 2010 and December 31, 2009, we had other foreign NOL carryforwards totaling approximately $14.3 million and $45.6 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from our subsidiaries. A portion of the foreign net operating losses will be expiring beginning December 31, 2012. The valuation allowance amounts are zero and $15.6 million for the years ended December 31, 2010 and 2009 respectively. The valuation allowance decreased by $15.6 million during 2010 which was triggered by an intercompany sale of assets and the related tax affects eliminated in consolidation.

We have undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions we would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2010 and 2009, we had deferred income tax liabilities of approximately $1.0 million and $0.9 million, respectively, for taxes that would be payable on the unremitted earnings of certain of our subsidiaries. Determination of the amount of unrecognized deferred tax liability on those unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

14.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2010 and 2009 consist of the following:

(in thousands)	2010	2009
Accrued expenses	$54,122	$64,000
Payroll and related accruals	42,503	49,388
Preacquistion contingencies assumed in acquisition	28,679	40,828
Accrued earn-outs and milestone payments	24,808	27,273
Swaps and forwards	11,685	26,658
Royalties	16,400	18,313
Deferred revenue	20,973	15,943
Accrued interest on long-term debt	6,296	6,296
Capital Lease obligations	3,588	3,417

Total accrued liabilities	$209,054	$252,116

15.	Lines of Credit and Debt

We have five separate lines of credit amounting to $160.8 million in the aggregate with variable interest rates, of which insignificant amounts were utilized at December 31, 2010 and 2009. There were no significant short-term borrowings as of December 31, 2010 and 2009.

At December 31, 2010, total debt was approximately $873.0 million, $75.8 million of which is current. Total debt consists of the following:

(in thousands)	2010	2009
$500.0 million term loan paying interest at LIBOR plus a variable margin ranging in aggregate from 0.629% to 0.754%, and 0.631% to 1.068% at December 31, 2010 and 2009, respectively, due on July 12, 2012, with payments commencing in 2009	$425,000	$475,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.97% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 2.16% due no earlier than in July 2012	145,000	145,000
R&D-related loan bearing interest at 3.50% due in June 2019 with repayments commencing in 2011	3,006	—

Total long-term debt	873,006	920,000
Less current portion	75,835	50,000

Long-term portion	$797,171	$870,000

As of December 31, 2010, we have drawn down $3.0 million under a loan which can be utilized for up to EUR 12.7 million to finance R&D projects in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019 with repayments commencing in 2011.

Future principal maturities of long-term debt as of December 31, 2010 are as follows:

Year ending December 31,	(in thousands)
2011	$75,835
2012	796,670
2013	501

$873,006

Interest expense on long-term debt was $24.9 million, $26.7 million and $33.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available a term loan, a bridge loan, which was utilized and repaid in 2007, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with repayment beginning in July 2009. In July 2010 and 2009, $50.0 million and $25.0 million, respectively, were repaid. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of patents to third parties and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2010. The fair value of the note payable approximated its carrying value at December 31, 2010.

In May 2006, we completed the offering of the $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at December 31, 2010 and 2009, $300.0 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.97% and are due in November 2012. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at December 31, 2010 was approximately $365.0 million. We have reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, we completed the sale of the $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland and at December 31, 2010 and 2009, $145.0 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 2.16% and have a maturity until further notice but in no case earlier than July 2012. During 2010, we entered into an agreement for the refinancing of the loan payable for interest and a new maturity date to be determined upon the finalization of the refinancing, but in no case earlier than July 2012. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2010 was approximately $228.8 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

16.	Share-Based Compensation

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 14.0 million Common Shares reserved and available for issuance under this plan at December 31, 2010.

In connection with the 2007 acquisition of Digene Corporation, we assumed three additional equity incentive plans. No new grants will be made under these plans. We had approximately 0.3 million common shares reserved and available for issuance under these plans at December 31, 2010.

Stock Options

During the years ended December 31, 2010 and 2009, we granted 570,282 and 491,714 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2010	2009	2008
Stock price volatility	31%	40%	38%
Risk-free interest rate	2.12%	2.13%	2.91%
Expected life (in years)	4.84	5.01	5.27
Dividend rate	0%	0%	0%
Forfeiture rate	7.0%	7.7%	8.5%

A summary of the status of employee stock options as of December 31, 2010 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	8,281,559	$14.743
Granted	570,282	$21.271
Exercised	(924,529)	$12.469
Forfeited and cancelled	(594,901)	$35.421

Outstanding at December 31, 2010	7,332,411	$13.860	3.66	$44,740

Exercisable at December 31, 2010	6,351,142	$12.927	2.88	$43,864

Vested and expected to vest at December 31, 2010	7,248,637	$13.790	3.60	$44,700

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $6.42, $6.33 and $7.80, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010 and 2009 was $7.7 million and $16.7 million, respectively. At December 31, 2010, the unrecognized share-based compensation expense related to employee stock option awards is approximately $4.1 million and will be recognized over a weighted average period of approximately 1.77 years.

At December 31, 2010, 2009 and 2008, options were exercisable with respect to 6.4 million, 7.4 million and 9.6 million Common Shares at a weighted average price of $12.93, $14.36 and $13.91 per share, respectively. The options outstanding at December 31, 2010 expire in various years through 2020.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.3%. At December 31, 2010, there was $51.8 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8.2 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2010 was $21.15. The total fair value of restricted stock units released during the years ended December 31, 2010 and 2009 was $2.5 million and $6.9 million, respectively.

A summary of restricted stock units as of December 31, 2010 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	3,039,157
Granted	1,647,579
Vested	(115,809)
Forfeited and cancelled	(154,287)

Outstanding at December 31, 2010	4,416,640	3.07	$85,904

Vested and expected to vest at December 31, 2010	3,594,698	2.95	$69,917

Compensation Expense

Share-based compensation expense for the years ended December 31, 2010, 2009 and 2008 totaled approximately $13.6 million, $9.7 million and $9.8 million, respectively, as shown in the table below. No share-based compensation cost was capitalized in inventory in 2010, 2009 or 2008 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $2.0 million, $5.9 million and $1.8 million, respectively, for the years ended December 31, 2010, 2009 and 2008.

Compensation Expense (in thousands)	2010	2009	2008
Cost of sales	$932	$799	$968
Research and development	2,087	1,826	1,818
Sales and marketing	2,885	1,936	2,999
General and administrative	7,688	5,186	3,620
Acquisition and integration related	—	—	386

Share-based compensation expense before taxes	13,592	9,747	9,791
Income tax benefit	2,856	2,913	3,025

Net share-based compensation expense	$10,736	$6,834	$6,766

17.	Commitments and Contingencies

Lease Commitments

We lease facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $17.9 million, $13.0 million and $11.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Minimum future obligations under capital and operating leases at December 31, 2010 are as follows:

(in thousands)	Capital Leases	Operating Leases
2011	$5,251	$13,989
2012	5,272	12,145
2013	5,209	9,332
2014	5,121	7,862
2015	5,149	6,196
Thereafter	7,062	11,013

	33,064	$60,537

Less: Amount representing interest	(6,121)

	26,943
Less: Current portion	(3,588)

Long-term portion	$23,355

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $16.4 million and $18.3 million at December 31, 2010 and 2009, respectively. Royalty expense relating to these agreements amounted to $45.7 million, $47.2 million, and $45.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2010, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2011	$50,888	$1,064
2012	3,013	1,168
2013	1,600	1,368
2014	355	1,468
2015	355	1,468
Thereafter	203	4,385

	$56,414	$10,921

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, we could be required to make additional contingent cash payments totaling up to $85.4 million based on the achievement of certain revenue and operating results milestones as follows: $8.3 million in 2011, $16.3 million in 2012, $13.3 million in 2013, $2.7 million in 2014 and $44.8 million payable in any 12-month period from now until 2015 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $85.4 million total contingent obligation, approximately $28.7 million is accrued as of December 31, 2010. We reassessed the fair value of the contingent consideration as of December 31, 2010, the result of which was not materially different from the fair value determined as of the date of the acquisitions.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2010, the commitment under these agreements totaled $19.4 million.

Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2010 and 2009 appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $27.0 million as of December 31, 2010 ($37.1 million as of December 31, 2009). In addition, we have recorded $28.7 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2010 ($40.8 million as of December 31, 2009). We reassessed the fair value of the preacquistion contingencies as of December 31, 2010, the result of which was not materially different from the fair value determined as of the date of the acquisitions.

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of December 31, 2010, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees, and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. On August 16, 2010, the court entered a final judgment in favor of Roche and Gen-Probe and the case was closed.

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett Life Science Pty. Ltd. (Corbett) in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claimed that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contended that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the Court dismissed the case against Corbett. MBI amended its complaint on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. The claims against QIAGEN GmbH and QIAGEN N.V. were dismissed in September 2010. In January 2011, QIAGEN and MBI agreed to settle the matter based on confidential terms which included payment by QIAGEN of a de minimis amount.

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Düsseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Düsseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due by December 27, 2010. The hearing date was set for January 18, 2011. In reaction to the Dusseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. By Memorandum and Order dated April 15, 2010, the U.S. District Judge has granted Abbott’s motion to compel arbitration but has denied the anti-suit injunction. On April 21, 2010, Abbott contacted QIAGEN seeking to initiate the arbitration proceedings by confirming an arbitrator, and on May 6, 2010, the arbitrator was confirmed. The parties further agreed to conduct the arbitration on September 15-16, 2010 in Philadelphia, Pennsylvania. On September 30, 2010, the parties entered into a settlement agreement resolving all disputes related to this matter.

Roche Molecular Systems, Inc v. DxS Ltd.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleged that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche had also filed a motion for preliminary injunction in which it asked the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. Roche amended its complaint adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. Before the scheduled jury trial, parties entered into a settlement agreement whereby they released each other from and dismissed all mutual claims. The matter was thereby closed.

18.	Employee Benefit Plans

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.1 million, $2.0 million and $2.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions to the plan totaled approximately $0.4 million in each year ended December 31, 2010, 2009 and 2008.

We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.4 million at December 31, 2010 and $2.1 million at December 31, 2009.

19.	Related Party Transactions

We have a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. We paid approximately $0.3 million and $0.2 million to Dr. Colpan for scientific consulting services under this agreement during each of the years ended December 31, 2010 and 2009, respectively.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 11, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2010 and 2009, we had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $3.3 million and amounts receivable from QIAGEN Finance of $2.3 million. As of December 31, 2010 and 2009, we have a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. We had accounts receivable from PreAnalytiX of $0.6 million and $1.0 million as of December 31, 2010 and December 31, 2009, respectively, and accounts payable to PreAnalytiX of $0.3 million, as of December 31, 2010 and 2009.

From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2010	2009
Net sales	$2,605	$1,783
Loans receivable	$1,560	$1,427
Accounts receivable	$2,400	$2,062
Accounts payable	$1,755	$902

20.	Segment Information

During 2010, we determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, our chief operating decision maker (CODM) transitioned to making decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one reporting segment and this change in decision making process has evolved with our continued growth as a Company. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

(in thousands)	2010	2009	2008
Net Sales
Consumables and Related Revenues	$937,714	$870,216	$791,428
Instrumentation	149,717	139,609	101,547

Total	$1,087,431	$1,009,825	$892,975

Geographical Information

Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, the United Kingdom and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $0.2 million, $0.2 million and $0.7 million for the years ended 2010, 2009 and 2008, respectively, and these amounts are included in the line item Europe as shown in the table below.

(in thousands)	2010	2009	2008
Net Sales
Americas:
United States	$472,682	$446,151	$418,556
Other Americas	50,912	47,995	34,861

Total Americas	523,594	494,146	453,417

Europe	398,029	363,949	321,225
Asia Pacific & Rest of World	165,808	151,730	118,333

Total	$1,087,431	$1,009,825	$892,975

Long-Lived Assets include property, plant and equipment, intangibles from acquisitions, investments, long-term loans receivable and various long-term deposits. Long-term deferred tax assets have been excluded from the table below. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $13.3 million and $5.9 million for the years ended 2010 and 2009, respectively.

(in thousands)	2010	2009
Long-Lived Assets
Americas:
United States	$1,575,757	$1,587,623
Other Americas	12,997	14,270

Total Americas	1,588,754	1,601,893

Europe	714,535	643,305
Asia Pacific & Rest of World	208,936	191,409

Total	$2,512,225	$2,436,607

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2008:
Allowance for doubtful accounts	$3,344	$827	$(703)	$(398)	$3,070
Year Ended December 31, 2009:
Allowance for doubtful accounts	$3,070	$1,705	$(562)	$(811)	$3,402
Year Ended December 31, 2010:
Allowance for doubtful accounts	$3,402	$1,444	$(771)	$(848)	$3,227

S-1