Form 20-F
period 2011-12-31
QIAGEN NV
filed 2012-03-27
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
Commission File Number 0-28564
 _____________________________________________
QIAGEN N.V.
(Exact name of Registrant as specified in its charter)
n/a
(Translation of Registrant’s name in English)
The Netherlands
(Jurisdiction of incorporation or organization)
Spoorstraat 50
5911 KJ Venlo
The Netherlands
011-31-77-320-8400
(Address of principal executive offices)
_____________________________________________
Roland Sackers, Tel: (240) 686-7700, Fax: (240) 686-7772
QIAGEN N.V., 19300 Germantown Rd., Germantown, Maryland 20874
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_____________________________________________
 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class: Common Shares, par value EUR 0.01 per share	Name of each exchange on which registered: NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
 _____________________________________________
The number of outstanding Common Shares as of December 31, 2011 was 234,220,808.
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
_____________________________________________
EXCHANGE RATES
QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to “EUR” or the “euro” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 26, 2012, was $1.3276 per EUR 1.
For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2011, 2010 and 2009 and the consolidated balance sheets at December 31, 2011 and 2010 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2008 and 2007, and the consolidated balance sheets as of December 31, 2009, 2008 and 2007, is derived from audited consolidated financial statements not included in this Annual Report.
Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2011	2010	2009	2008	2007
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,169,747	$1,087,431	$1,009,825	$892,975	$649,774
Cost of sales	419,938	371,869	342,752	293,285	216,227
Gross profit	749,809	715,562	667,073	599,690	433,547
Operating Expenses:
Research and development	130,636	126,040	107,900	97,331	64,935
Sales and marketing	307,332	267,484	244,814	227,408	164,690
General and administrative, integration and other	185,507	110,009	115,933	113,936	87,178
Acquisition-related intangible amortization	26,746	23,492	18,221	14,368	7,711
Purchased in-process research and development	—	—	—	985	25,900
Total operating expenses	650,221	527,025	486,868	454,028	350,414
Income from operations	99,588	188,537	180,205	145,662	83,133
Other expense	(3,376)	(15,416)	(7,875)	(26,376)	(7,407)
Income before provision for income taxes	96,212	173,121	172,330	119,286	75,726
Provision for income taxes	1,263	28,810	34,563	29,762	25,555
Net income	$94,949	$144,311	$137,767	$89,524	$50,171
Net (loss) income attributable to noncontrolling interest	(1,089)	—	—	491	49
Net income attributable to QIAGEN N.V.	$96,038	$144,311	$137,767	$89,033	$50,122
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.41	$0.62	$0.67	$0.45	$0.30
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.40	$0.60	$0.64	$0.44	$0.28
Weighted-average common shares outstanding
Basic	233,850	232,635	206,928	196,804	168,457
Diluted	239,064	240,483	213,612	204,259	175,959
 ____________________

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2011	2010	2009	2008	2007
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$221,133	$828,407	$825,557	$333,313	$347,320
Working capital (1)	$266,775	$976,181	$957,940	$441,180	$482,215
Total assets	$3,756,453	$3,913,995	$3,796,464	$2,885,323	$2,775,174
Total long-term liabilities, including current portion	$722,621	$1,125,070	$1,183,182	$1,197,088	$1,220,084
Total equity	$2,557,798	$2,476,353	$2,291,169	$1,453,844	$1,391,575
Common shares, par value	$2,739	$2,724	$2,711	$2,212	$2,175
Common shares outstanding	234,221	233,115	232,074	197,839	195,335
_________________
(1) Working capital is current assets less current liabilities.
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
Our business has grown rapidly, with total net sales increasing to nearly $1.2 billion in 2011 from $893.0 million in 2008. We have made several acquisitions in recent years, including Cellestis Ltd. in August 2011 and purchased a majority of Ipsogen S.A. shares in July 2011. Other acquisitions include SABiosciences and DxS Ltd. in 2009; Corbett Life Science Pty. Ltd., or Corbett, in 2008; and Digene Corporation, or Digene, in 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project was substantially completed by the end of 2011. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and this project is expected to continue into 2014. These expansion projects increase our fixed costs, resulting in higher operational costs in the future that will negatively impact our gross profit and operating income until we fully utilize the additional capacity of these planned facilities. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.

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
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.
Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Our continued growth is dependent on the development and success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.
As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

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

Important new product programs underway include our modular medium-throughput QIAsymphony automation platform and our high-throughput QIAensemble automation platform and related Sample & Assay Technologies.
The speed and level of adoption of our QIAsymphony platform will affect sales of instrumentation but also of sample and assay kits designed to run on this system. In 2011 we exceeded our goal of reaching an installed based of 550 QIAsymphony systems, driven by the global rollout of QIAsymphony RGQ, our complete sample-to-result platform that was launched in late 2010. We have established a target of more than 750 QIAsymphony systems installed by year-end 2012. The rollout of QIAsymphony is intended to drive the dissemination and increasing sales of sample and assay kits that run on this platform, and we are seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. The risk of slower adoption of QIAsymphony or the complete QIAsymphony RGQ system could significantly affect sales of products designed to run on these platforms.
The launch of the QIAensemble Decapper in late 2011, similarly, is an automation platform that affects sales of our test kits, primarily to high-throughput laboratories that run our HPV test to screen women for risk of cervical cancer. The level of acceptance of this instrument in the marketplace, and the development of future enhancements for the QIAensemble system, could significantly affect sales of products designed to run in the high-throughput setting.
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
Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times and public debt crisis. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
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
Our concentration of a significant portion of revenues in products related to HPV testing increases our dependence on that product group's success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.

Contributions in 2011 from global sales of our HPV test products represent approximately 20% of our total net sales, of which approximately 15% were in the United States. While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. In times of economic hardship or high unemployment patients may decide to forego or delay routine tests, as was the case during the second half of 2010 and during much of 2011 in the U.S. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S., but if we fail to further diversify, we could be at risk that under-performance of the HPV line or loss of a customer could materially affect results of operations.
Our sales of HPV products will be affected by the level of acceptance of HPV screening by physicians and laboratories.
Sales of our HPV-related Molecular Diagnostics products depend upon our ability to develop greater acceptance by physicians and laboratories of the clinical benefits of HPV screening as a necessary part of the standard of care for screening women for risk of cervical cancer, either alone or in conjunction with cytology-based tests (Pap smears). This applies to the U.S. as well as Europe and other markets around the world. Pap tests have been the principal means of cervical cancer screening since the 1940s. Our HPV test is supported by extensive clinical data showing its significant benefits in better identifying women at risk for cervical cancer than a Pap test alone, and standards of care in the U.S. now recommend HPV tests in conjunction with Pap tests. In the U.S. approximately 45% of cervical cancer screening includes co-testing of molecular HPV tests along with Pap smears. These standards are also being adopted in other countries around the world. However, technological advances designed to improve quality control over sample collection and preservation, as well as to reduce the susceptibility of Pap tests to human error, may increase physician reliance on the Pap test and solidify its market position as the most widely used screening test.
HPV testing applies a new molecular-based approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to traditional cervical cancer screening. As a result, our ability to continue to grow revenues from HPV testing in the U.S. and around the world depends on providing information on the proven benefits of using our molecular technologies to identify women at risk for cervical cancer
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market.
Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.
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
Approximately 25% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH). Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitor companies are developing and using their own internally developed molecular assay tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized Sample & Assay Technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.
We have experienced, and expect to continue to experience, increasing competition from companies that provide competitive pre-analytical solutions and also other products used by our customers. The markets for some of our products are very competitive and price sensitive. Other product suppliers may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These companies may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. The development of products offering superior technology or a more cost-effective alternative to our products could have a material adverse effect on our results of operations.
We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly implement these products into their operations. As a result, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.
Risks Related to the Development, Manufacture and Distribution of Our Products
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.
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
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Future sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products.
In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets.
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
Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.
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
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications”. If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in “Laboratory Developed Tests” (LDT), where laboratories use our  materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use. If the FDA were to stop the practice of LDTs, sales of our products in the U.S. could be adversely affected.
Further, the FDA has announced its intention to begin regulating lab-developed tests (LDTs) in a phased-in approach, but details of proposed regulations have not yet emerged. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. The flexibility to handle LDTs is an advantage for these instruments. On the consumables side, LDTs can be competitors to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays in Molecular Diagnostics, as well as approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny may be attractive not only to reference laboratories and healthcare providers, but also to translational researchers in Pharma and Academia using molecular assays to develop and study products they expect to commercialize. On the other hand, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs, sales of some of our products in the U.S. could be adversely affected. At this point the ultimate impact of potential new FDA policies on lab-developed tests is uncertain
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
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

For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our Pharma partners to development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends, in some measure, on the commercial success of the relevant drugs. More companion diagnostics would be sold in combination with a widely prescribed drug than a drug with limited use. Hence, the future success of these diagnostics depends on our Pharma partners' actions and commercial success.

Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.
We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.
Risks Related to Our Operations
Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.
Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, and led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on our operations. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular since it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected.
Changes in tax laws or their application could adversely affect our results of operations.
The integrated nature of our worldwide operations enables us to reduce the effective tax rate on our earnings since a portion of our earnings are taxed at more favorable rates in some jurisdictions. Changes in tax laws or their application with respect to matters such as changes in tax-rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations.
The U.S. health care reform law could affect our business, profitability and stock price.
Comprehensive healthcare reform legislation was signed into law in the U.S. in 2010. Although we cannot fully predict the many ways in which this healthcare reform might affect our business, the law imposes a 2.3% excise tax on certain transactions, including many sales of medical devices, which we expect will include the U.S. sales of our assays and instruments.This tax will apply to U.S. sales of all taxable medical devices occurring after December 31, 2012. The increased tax burden may adversely affect our results of operations.
We have a significant amount of debt that may adversely affect our financial condition.
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
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of

December 31, 2011, we had short-term debt of $142.3 million due and paid in January 2012 and outstanding long-term loan facilities of approximately $447.6 million, of which $1.6 million is current and due in 2012. Furthermore, as of December 31, 2011, we have capital lease obligations, including the current portion, of $23.5 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.
We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.
An impairment of goodwill and intangible assets could reduce our earnings.
At December 31, 2011, our consolidated balance sheet reflected approximately $1.7 billion of goodwill and approximately $819.5 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
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
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, the United Kingdom and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.
Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
Exchange rate fluctuations may adversely affect our business and operating results.
Since we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.
We have recently expanded our business into emerging markets in Asia, South America and Africa, and we expect to continue to focus on expanding our business in these fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
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
Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan, which experienced a severe earthquake followed by a tsunami in March 2011. As a result, to the extent that our suppliers are impacted by an event, we may experience periods of reduced instrumentation production. Any unexpected interruptions in our instrumentation production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2011, we owned 186 issued patents in the United States, 136 issued patents in Germany and 740 issued patents in other major industrialized countries. In addition, at December 31, 2011, we had 1,045 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our Company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.
Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.
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
We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.
We are subject to risks associated with patent litigation.
The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

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
QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash and short-term investments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $24.00 to a low of $12.47 on NASDAQ, and a high of EUR 17.87 to a low of EUR 9.07 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.

Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2011, a total of approximately 234.2 million Common Shares were outstanding along with approximately 12.2 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 5.5 million were vested. A total of approximately 22.2 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2011, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.
Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.
Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.
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
Description of our business
Company overview
QIAGEN is the world's leading provider of Sample & Assay Technologies. Our products and systems are playing a pivotal role in the biology revolution by empowering customers to transform raw biological samples into valuable molecular information. QIAGEN technologies allow healthcare providers to detect disease and make treatment decisions, scientists to explore the secrets of life, pharmaceutical companies to develop new drugs, and other professionals to apply advanced tools for a diverse range of needs that include human identification, veterinary medicine and food safety. Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in Molecular

Diagnostics, Applied Testing, Pharma and Academia.
Biological samples contain millions of molecules, but only a small portion of this material is typically of interest for specific medical or other applications. Sample technologies are used to collect biological materials and stabilize, extract and purify the molecule of interest. Assay technologies are then used to amplify and enrich this small amount of isolated material to make it readable and ready for interpretation. Sample & Assay Technologies operate in a highly synchronized manner.
QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids-biological molecules such as DNA (deoxyribonucleic acid) and RNA (ribonucleic acid) that are essential for life as carriers of genetic information. Since the introduction of that first ready-to-use kit, QIAGEN has expanded to become the global leader with a broad offering of molecular technologies, including related automated systems.
Our products are used in virtually all areas of science focused on advancing knowledge about the molecular basis of life. QIAGEN has become a trusted partner by enabling researchers to obtain exciting insights with products that are considered standards for quality and reliability. More than one billion biological samples are estimated to already have been prepared or analyzed using QIAGEN technologies in laboratories around the world. Net sales of $1.2 billion in 2011 were composed of consumable kits and other revenues (87% of sales) and automated systems and instruments (13% of sales).
QIAGEN has leveraged its leadership position in Sample & Assay Technologies to build a strong position in Molecular Diagnostics. The commercial applications of molecular technologies are transforming healthcare by providing highly specific genetic information to guide prevention and treatment strategies. Molecular Diagnostics accounted for 47% of net sales in 2011. Our products also are increasingly used in Applied Testing, which are areas of molecular testing not related to human healthcare or research that include human identification and forensics, food and water safety, and veterinary testing.

With a focus on innovation, QIAGEN now markets more than 500 core products that are distributed in thousands of variations and combinations. Innovative products are continually being introduced to address new market opportunities or extend the life of existing product lines. We have made a number of strategic acquisitions to enhance our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”
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

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world, including the Americas, Europe, China, Japan, Australia, India and other major markets. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.
Recent Developments
QIAGEN achieved a number of strategic milestones in the development of our business in 2011:

•
In January, QIAGEN began direct sales through a subsidiary in India, a strategic market with 1.2 billion people and rapidly growing healthcare and R&D sectors. The new presence in India is a milestone in QIAGEN's strategy to expand our footprint in emerging, high-growth regions.

•
In May, we updated our strategy for ongoing development of the QIAensemble suite of next-generation automation platforms, including the QIAensemble Decapper, the industry's first automated device to unseal liquid cytology sample vials, one of the most burdensome steps in laboratory workflow. The Decapper was launched in December 2011. The future QIAensemble suite is planned to incorporate proven core components from the QIAsymphony platform, enhancing compatibility and allowing migration of tests between the two platforms.

•
In July, QIAGEN purchased 62% of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling for leukemia and other blood cancers. We initiated a public tender offer for the remaining shares in October and held an 89% stake by year-end. QIAGEN intends to fully acquire Ipsogen. The relationship provides access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays have the potential to be used as companion diagnostics to guide treatment decisions. Almost all of Ipsogen's assays have been developed for use on QIAGEN's

Rotor-Gene Q real-time PCR system, which will enable smooth transfer onto the QIAsymphony RGQ platform.

•
In August, we fully acquired Cellestis Ltd., a publicly listed Australian company that has developed and begun to commercialize QuantiFERON®, a patent-protected “pre-molecular” technology capable of providing information on diseases far earlier than possible with other diagnostic methods. Cellestis has achieved regulatory approvals and product launches in major markets for QuantiFERON®-TB Gold In-Tube, a leading test for latent tuberculosis (TB), a non-symptomatic infection that affects approximately one-third of the world's population. We believe QuantiFERON-TB Gold has significant untapped market potential as a preventive screening test to protect vulnerable populations from development of active TB disease.

•
In August, QIAGEN began direct sales in Taiwan, a rapidly growing, dynamic market that adds momentum to our expansion in Asia, especially in serving the active academic research and pharmaceutical drug development sectors in Taiwan.

•
Also in August, we entered into a partnership with Pfizer Inc. for development of a companion diagnostic based on QIAGEN's proprietary KRAS assay technology, which reliably detects mutations of the KRAS gene, for use in guiding treatment with an investigational Pfizer compound in global clinical development for non-small cell lung cancer (NSCLC).

•
In September, QIAGEN entered into a partnership with Eli Lilly and Company for the development, manufacturing and commercialization of a companion diagnostic for an early stage investigational compound known as a Janus kinase 2 (JAK2) inhibitor. Lilly's proposed drug targets the JAK2 gene, which has been shown to play a role in myeloproliferative neoplasms, a variety of blood cancers. We gained exclusive access to the JAK2 biomarker being used in developing the companion diagnostic through our agreement with Ipsogen.

•
In November, QIAGEN began implementing a project to enhance productivity and free up resources for reallocation to strategic initiatives to drive growth and innovation. Initial actions focused on eliminating organizational layers, overlapping structures and duplication between global, regional and local activities. As part of this project, R&D activities will focus more tightly on high-growth areas in all customer classes. QIAGEN also plans to optimize capacity utilization at selected sites and capture savings from shared service functions. As part of this project, QIAGEN reduced its worldwide workforce by approximately 8-10% at the end of 2011 and in early 2012. Annual pre-tax cost savings of approximately $50 million are expected in 2012, with the majority to be reinvested in strategic initiatives.

Our Products

QIAGEN holds leadership positions in a wide range of customer classes for Sample & Assay Technologies. We offer more than 500 core consumable products (known as “kits”) as well as a number of instrument solutions to fully automate the processing of almost all QIAGEN products used for sample preparation and subsequent analysis. The terms “Sample” and “Assay” Technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, predominantly in digital form:
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
Assay Technologies:    Building on its leadership in sample technologies, QIAGEN has developed assay technologies that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific demands of various research areas and commercial applications. Laboratory Developed Test (LDT) assays enable the customer to target molecules of interest for detection using reagents in the kit on platforms such as polymerase chain reaction (PCR). Commercially approved assays are preconfigured by QIAGEN to test for specific targets such as genetic mutations, gene expression levels, influenza, human papillomavirus (HPV), tuberculosis (TB), hepatitis and herpes viruses, or human immunodeficiency virus (HIV).
These technologies provide two main categories of revenue streams for QIAGEN:

Revenues from consumables and related sales:
Consumable products, typically sample preparation or test kits and related sales, account for approximately 85-90% of our net sales. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers, and a manual including protocols and relevant background information. Each kit is sufficient to support a number of applications, varying from one to more than 1,000 tests.

Major applications for QIAGEN consumable products are plasmid DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping.
Our largest-selling product is the digene HC2 HPV Test, a signal-amplified test regarded as the “gold standard” in testing for high-risk strains of the human papillomavirus (HPV), the primary cause of cervical cancer in women.
Related revenues include royalties, milestone payments from co-development agreements with pharmaceutical companies for companion diagnostics, payments from technology licenses and patent sales. We also have revenue from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

Automation systems and instruments:
Our instrumentation systems automate the use of Sample & Assay Technologies into efficient solutions for a broad range of laboratory needs. These systems, which account for approximately 10% to 15% of net sales, enable customers to perform reliable and reproducible nucleic acid sample preparation, assay setup, target detection and other laboratory tasks.
QIAGEN offers automated systems for all phases of testing, from sample to result. Among them:
QIAsymphony is an innovative, easy-to-use modular system offering many features such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation's New Product Award (NPA) following its introduction in 2008. In late 2010, we launched QIAsymphony RGQ, an integrated system that has started a new era of integrated workflow consolidation and laboratory automation, covering all steps from initial sample processing to the final result. QIAsymphony RGQ gives customers access to a broad menu of commercially available assays while also allowing them to run their own PCR-based laboratory-developed tests (LDTs), which account for more than half of the volume of tests performed in many molecular diagnostic laboratories. In 2011, the installed base of QIAsymphony systems increased to more than 550 instruments worldwide.

Rotor-Gene Q, the world's first rotary real-time PCR cycler system, uses real-time PCR reactions to make specific sequences of DNA and RNA visible through amplification and quantifiable through real-time measurement. This system enhances QIAGEN's options to offer sample and assay technology solutions spanning from sample to result, and is an integral part of the QIAsymphony RGQ system.

PyroMark is a high-resolution detection platform based upon Pyrosequencing technology, that allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level. This enables users to identify even previously unknown mutations or variations in targeted DNA regions. This technology also can be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and also can be of great value to diagnostic laboratories running personalized healthcare and profiling assays.

QIAcube, a sample processing instrument incorporating novel and proprietary technologies, allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the NPA honor from the Association for Laboratory Automation in 2007.

QIAxcel, designed to take the place of traditional slab-gel analysis, can replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel is characterized by unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

ESE-Quant Tube Scanners are portable, battery-operated optical measurement devices based on technology developed by ESE GmbH, a company we acquired in 2010. These UV and fluorescence detection systems enable point of need testing in healthcare and applied testing markets. The ESE technology permits low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Customers
From the early days of the biotechnology revolution, we believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology-and that major new commercial uses would develop for information extracted from DNA and RNA. We have been supplying customers since 1986 with innovative proprietary products for the analysis of nucleic acids.

We focus on four customer classes for our products:
Molecular Diagnostics-enabling hospitals, physicians and other providers to save lives and fight disease. The commercial use of these technologies in human healthcare has grown to provide approximately half of QIAGEN net sales.
Applied Testing-unlocking the potential of molecular information in testing fields not related to human healthcare, such as forensics, food and water testing, veterinary medicine, environmental testing and biosecurity.
Pharma-supporting gene-based drug discovery and development by pharmaceutical and biotechnology companies as well as the manufacturing and quality control of biological medicines.
Academia-providing tools for life sciences research, including academic institutions and governmental laboratories, such as the National Institutes of Health (NIH) in the U.S. and major research-based universities and institutes around the world.
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
This new generation of molecular diagnostics can be used to identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences-or to characterize previously unknown DNA sequences related to human diseases. Commercial applications for molecular diagnostics are multiplying as researchers identify new biological markers for disease and develop novel technologies for detection and analysis of those diagnostic clues from the human body.
The molecular diagnostics market, with sales estimated at approximately $3 billion in 2011 is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of approximately 10%. Market penetration is still low in the U.S., other developed countries and emerging markets. However, given the advantages of precise genetic information over traditional tests, QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the Molecular Diagnostics customer class is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:
Prevention-using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent tuberculosis (TB) infection to guard against active TB disease.
Profiling-screening symptomatic patients to profile the precise type of disease, for example testing patients with flu-like symptoms to confirm or rule out dangerous strains such as the influenza type A (H1N1) swine flu.
Personalized Healthcare-determining which patients are most likely to respond positively to particular therapies, such as landmark QIAGEN tests for testing the mutation status of genes such as KRAS, EGFR, BRAF and others that influence the effectiveness and safety profile of novel medicines for treatment of various cancers.
Point of Need-enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

We offer one of the broadest portfolios of molecular technologies for human healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of samples, including blood, tissue, body fluids and stool, and on automated systems that can handle hundreds of samples concurrently. Other key factors are the range of assays targeting various diseases and biomarkers, convenience and ease of laboratory workflow, versatility, reliability and standardization of the nucleic acid processing and detection procedures.
One of the largest prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. We are the global market leader in HPV screening technologies. In the United States, we sell our HPV products primarily for two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of adoption. We are working closely with public health authorities and researchers on an increasing number of clinical trials and policy initiatives aimed at expanding the use of HPV testing for prevention or follow-up to treatment of cervical cancer.

Following QIAGEN's 2011 acquisition of Cellestis Ltd., with its early-warning QuantiFERON®-TB Gold product to detect latent TB infection, we expect to drive the growth of this highly accurate screening test as a strategy for the prevention of active TB disease in vulnerable populations.

Approximately one-third of the world's population is infected with the tuberculosis bacterium but suffers no symptoms, a condition known as latent TB. However, about 5% to 10% of those patients at some point will develop active tuberculosis, a potentially life-threatening contagious disease that typical spreads from one active patient to 10 to 20 other people. Sales of QuantiFERON®-TB Gold were approximately $55 million in 2011, and the potential global market for latent TB detection is estimated at up to $1 billion.
In Profiling, we offer an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases, including HIV, hepatitis and influenza. We are expanding this portfolio of assays and intends to gain regulatory approvals for these products in various geographic regions in the coming years, particularly the U.S. A key element of this global expansion will be the use of these assay technologies on QIAsymphony RGQ.
In Personalized Healthcare, we enter into collaborative arrangements with pharmaceutical and biotech companies for the co-development of companion diagnostics for personalized healthcare. We have research projects with high-profile companies such as Amgen, Boehringer Ingelheim, Bristol-Myers Squibb/ImClone, Eli Lilly, and Pfizer. Acquisitions of biomarkers and other technologies contribute to our expanding co-development relationships. For example, shortly after our acquisition of a majority interest in Ipsogen in 2011, we entered an agreement with Eli Lilly to co-develop a companion diagnostic for a Lilly compound for certain blood cancers targeting the Janus kinase 2 (JAK2) gene, based on our exclusive access to the JAK2 biomarker through Ipsogen. The first companion diagnostics are already being marketed in Europe and other markets, and we made regulatory submissions in 2011 for two companion diagnostics to be used with colorectal cancer drugs in the U.S. A key element of the global expansion in this area is the ability of labs to efficiently use these assay technologies on QIAsymphony RGQ.
We market a range of automation systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics. The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis. We market assays directly to end customers via our sales channels, and selected assays through major diagnostic partners with complementary customer groups. In addition, we intend to enter into partnerships or other agreements with companies to broaden the distribution of our products.
Applied Testing
Demand is growing in Applied Testing-our term for the use of molecular technologies outside of human healthcare and research applications. Industry and government organizations use standardized sample preparation and assay solutions for human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown in criminal investigations involving DNA analysis, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point of need testing. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.
Pharma
QIAGEN is a significant supplier for pharmaceutical and biotechnology companies. Drug discovery and development efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies. Approximately half of QIAGEN sales in this customer class support research, while the remaining half of sales support clinical development processes, including the stratification of patient populations based on genetic information. QIAGEN's GeneGlobe online portal offers scientists an industry-leading source of information with searchable data on 60,000 genomic technologies for disease pathways, including annotations and references, to guide research and to enable ordering from this very broad portfolio of assays.
As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma

R&D into the molecular diagnostics market as companion diagnostics, which would be marketed within the Molecular Diagnostics customer class. Healthcare professionals then can customize treatment by testing for specific genetic biomarkers that help to determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on these types of technologies.
Academia
QIAGEN provides Sample & Assay Technologies to leading research institutions around the world. Many academic laboratories continue to utilize manual, labor intensive methods for nucleic acid separation and purification. Recognizing the opportunity to replace traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies, QIAGEN has concentrated product development and marketing efforts on the research markets in industry and Academia.
The academic market also supports our presence in the Molecular Diagnostics and Pharma customer classes. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.
Global Presence by Geographic Market
QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

(in thousands)	2011	2010	2009
Net Sales
Americas:
United States	$466,502	$472,682	$446,151
Other Americas	55,137	50,912	47,995
Total Americas	521,639	523,594	494,146
Europe	444,441	398,029	363,949
Asia Pacific and Rest of World	203,667	165,808	151,730
Total	$1,169,747	$1,087,431	$1,009,825

Expansion into high-potential geographic markets is a core priority. The top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented 12% of net sales in 2011. We have built a presence in China with approximately 350 employees, making it our third-largest geographic market in terms of sales. In 2011, new subsidiaries were created in India and Taiwan, further expanding our presence in Asia.

See Note 21 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information on operations by geographic region.
Strategic Initiatives
QIAGEN believes the relevant global market for molecular diagnostics and life science research products totals approximately $70 billion. Among the fundamental growth drivers in the current business environment are ongoing breakthroughs and insights into molecular biology, new technologies to analyze molecular information, improvements in the quality and reductions in cost of healthcare using diagnostics, increasing demands for quality, and revenue streams made possible through consumable products.
We have grown substantially in recent years with a flexible strategy that includes developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.
QIAGEN has established these strategic initiatives:

•	Drive platform success, particularly for QIAsymphony and QIAensemble systems

•	Add content by bringing new tests to market across all customer classes

•	Broaden geographic presence, especially in high-growth emerging markets

•	Grow efficiently and effectively with sustained growth and improved profitability
Research and Development
QIAGEN invests more in research and development, which totaled $130.6 million in 2011, or 11% of sales, than most companies in our industry. We are committed to expanding QIAGEN's global leadership in Sample & Assay Technologies as rapid advances in molecular biology open up new and useful applications.
Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop the most promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of healthcare professionals and scientists in key geographic markets.
Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows-platforms for laboratories, hospitals and other users of these novel molecular technologies.

•	Expanding our broad portfolio of “content”-in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.
More than 700 employees in research and development work in eight centers of excellence on four continents. Our comprehensive intellectual property portfolio spans more than 1,000 granted patents and more than 1,000 pending applications.
Innovations in instrumentation are strengthening our leadership in the automation of these technologies, driving dissemination of molecular technologies in healthcare and other fields, and generating increased demand for QIAGEN consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAsymphony RGQ, designed to allow fully integrated processing from initial sample to final result, has expanded the QIAsymphony installed base since the launch of the fully integrated system in late 2010. We plan to integrate modules in the future for specialized needs such as pyrosequencing. In 2011, we updated development plans for the QIAensemble system, a high-throughput platform based on the same core technologies of QIAsymphony, including plans to enable migration of QIAGEN assays between the two platforms.
QIAGEN is commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The rollout of QIAsymphony RGQ is accompanied by an extensive development program involving assays for Molecular Diagnostics and other customer classes. Regulatory submissions planned for 2012 include companion diagnostics for cancer drugs targeting EGFR (epidermal growth factor receptor) in the U.S. and the BRAF gene in the European Union and molecular and pre-molecular assays for the infectious disease CMV (cytomegalovirus). In Applied Testing, QIAGEN continues to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. The combined markets for QIAGEN's current assay development portfolio total more than $1 billion in potential annual sales.
In addition, QIAGEN has invested in co-development of companion diagnostics for personalized healthcare through projects with pharmaceutical and biotech companies. We have created a center of excellence in companion diagnostics in Manchester, U.K. These programs typically begin with development of targeted assays to assist our customers in the clinical development of new drugs by identifying patient populations most likely to respond favorably to specific therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.
Sales and Marketing
We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced marketing personnel and employ a field sales force of more than 1,500 people, who sell QIAGEN products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. In addition, business managers oversee relationships with key accounts to ensure that QIAGEN is serving their needs on the commercial side, such as procurement systems, financing arrangements, data on the costs and value of our systems, and collaborations among organizations. We also have specialized independent distributors and importers in many markets.

Our marketing strategy focuses on providing high-quality products that offer customers unique value, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance QIAGEN's reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or e-mail, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.
QIAGEN's GeneGlobe online portal has become a valuable outreach to life science researchers in Pharma and Academia by providing an industry-leading resource on disease pathways, biomarkers and genomic information. GeneGlobe provides searchable, annotated data on 60,000 pathway and gene-related technologies, with links to order products related to each avenue of investigation.
We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. We have full Japanese and Chinese language versions of our website, and some information is available on our site in French, German and Korean to support these markets. Information contained on our website, or accessed through it, is not part of this Annual Report. In addition, QIAGEN holds numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special promotions, and we offer personalized electronic newsletters with useful information for molecular biology applications.

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
Seasonality
Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government's budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2011, our purchases of intangible assets totaled $34.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2011, we owned 186 issued patents in the United States, 136 issued patents in Germany and 740 issued patents in other major industrialized countries. We have over 1,000 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., Millipore Corp., and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. and Promega Corp. for assay solutions and for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use.
In our HPV franchise, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies such as Roche Diagnostics GmbH and Gen-Probe, Inc., whose HPV tests were approved in the U.S. during the second half of 2011, as well as Hologic, Inc., which has been marketing FDA-approved HPV testing products in the U.S. in recent years. We expect competition to intensify, but QIAGEN's leading position in the HPV market is supported by our marketing efforts and the data supporting our “gold standard” digene HPV Test. We believe we have a competitive advantage driven by the fact that more than 80 million of these tests have been distributed worldwide as well as a multitude of clinical trials encompassing more than one million women. These clinical trial results, many of which have been published in peer-reviewed journals such as the New England Journal of Medicine, have validated that our HPV test products, used alone or in conjunction with the Pap test, demonstrate high clinical sensitivity and high negative predictive value for diagnosis of cervical disease and cancer. In addition to the industry-leading clinical performance of our assay, considering the high-volume needs of the HPV testing market, QIAGEN has another competitive benefit in terms of its offering for HPV testing automation systems, including performance and reliability, ease of use, standardization, cost, proprietary position and regulatory approvals. In 2011, multiyear contracts were concluded with a number of major U.S. customers for HPV screening products. Also in late 2011, QIAGEN launched the QIAensemble Decapper in the U.S., which automates several manual processing steps.
The medical diagnostics and biotechnology industries are subject to intense competition. Some of our other products, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and availability of reimbursement.
We do not believe our competitors have the same comprehensive approach to Sample & Assay Technologies as QIAGEN or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample preparation-a field in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.
Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. QIAGEN's continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

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
Government Regulations
We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration's, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.
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
In the United States, IVDs are regulated by the FDA as medical devices. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to FDA's quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a premarket approval application, or PMA. Most in vitro diagnostic kits are regulated as Class I or Class II devices and are either exempt from premarket notification or require a 510(k) submission.
A 510(k) notification must demonstrate that a medical device is substantially equivalent to another legally marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate, or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Most 510(k)s do not require clinical data for clearance, but a minority will. The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information within 75 days. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new medical device is automatically classified as a Class III device for which a PMA will be required. However, the sponsor may petition the FDA to make a risk-based determination that the device does not pose the type of risk associated with Class III devices and down-classify the device to Class I or Class II.
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
Organizational Structure
QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Exhibit 8.1 to this Annual Report.

Description of Property
QIAGEN's production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. Our instrument production facilities are located in Switzerland. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $86.8 million, $79.7 million and $52.2 million for 2011, 2010 and 2009, respectively.
QIAGEN has an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.
The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive 98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high-quality, state-of-the-art Sample & Assay Technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany, currently occupy a total of approximately 755,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 27-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 250 employees. There is room for future expansion of up to 200,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet for manufacturing, warehousing, distribution and research operations.
In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2014, with both projects estimated at a total cost of approximately $94.0 million, of which $54.1 million had been incurred as of December 31, 2011. We anticipate being able to fund these expansions with cash generated by operating activities.
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
Results of Operations
Overview
QIAGEN is the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

QIAGEN markets products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2011, we employed approximately 3,900 people in more than 35 locations worldwide.
In 2011, operating income on a consolidated basis was $99.6 million, a 47% decline from $188.5 million in 2010, which in turn was a 5% increase compared from $180.2 million in 2009. The 2011 decline was due to the impact of a restructuring-related charge in the fourth quarter of 2011 as well as charges related to the acquisitions of Cellestis and Ipsogen.

We have delivered five-year compound annual growth rates of approximately 20% in net sales and 6% in net income through 2011, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.
Recent Acquisitions
QIAGEN has made a number of strategic acquisitions since 2009, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•
In August 2011, we acquired Cellestis Ltd., a publicly listed Australian company that develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows detection of diseases much earlier than other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that is complementary to our DNA-based molecular testing franchise. QuantiFERON® is a trademark of Cellestis, Ltd.

•
In July 2011, we entered into binding agreements with a group of major shareholders of Ipsogen S.A. and purchased a majority of the Ipsogen shares. Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. In October 2011, we initiated a public tender offer for the remaining shares. By year-end 2011, we had acquired 89% of the shares of Ipsogen. QIAGEN intends to fully acquire Ipsogen through future public offers.

•
In January 2010, we acquired ESE GmbH, now QIAGEN Lake Constance GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE’s systems for point of need testing in healthcare and applied testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•
In December 2009, we acquired SABiosciences Corporation, a U.S. company that holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in development of new drugs and diagnostics.

•
In September 2009, we acquired DxS Ltd, now QIAGEN Manchester, a pioneer in development and marketing of companion diagnostics that enable physicians to predict patient responses in order to make cancer therapies more effective. Headquartered in the U.K., QIAGEN Manchester, Ltd brings a portfolio of molecular diagnostic assays and related intellectual property, as well as a deep pipeline of companion diagnostic partnerships in oncology with leading pharmaceutical companies. The acquisition has given QIAGEN a leading position in personalized healthcare and strengthen our overall strategic position in Molecular Diagnostics.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.
Other Changes
During 2010, we determined that QIAGEN operates as one business segment in accordance with ASC Topic 280, Segment Reporting. Our decision-making process has evolved as a result of continued growth, restructuring and streamlining of the organization, and revised internal budgeting and reporting approaches. Our chief operating decision maker (CODM) now makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Considering the acquisitions made during 2011, we determined that we still operate as one business segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
In March 2010, the U.S. President signed the Patient Protection and Affordable Care Act and a reconciliation bill that amended the Health Care and Education Reconciliation Act of 2010 (collectively, the “Acts”). As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA-regulated device intended for human use. The excise tax will apply to U.S. sales of all taxable medical devices occurring after December 31, 2012. While we continue to evaluate the potential impact at the present time, we expect a net positive impact from the Acts effective 2013 due to the expected increase in net sales resulting from increased healthcare coverage, which will be partially offset by the excise tax.
Year Ended December 31, 2011, Compared to 2010
Net Sales
In 2011, net sales increased 8% to $1,169.7 million compared to $1,087.4 million in 2010. This increase in net sales reflected a positive impact of 4% from foreign exchange rates, an organic sales increase of 2% and sales from our recently acquired businesses of 2%. In 2011, consumable and related revenues, which represent approximately 87% of total sales, increased 8% as compared to 2010. Sales of instrumentation products, which represent 13% of net sales, increased 5% in 2011. QIAsymphony placements contributed to growth in cash sales and to growing pro-rata contributions under multiyear reagent rental agreements implemented since the launch of the full QIAsymphony RGQ system in late 2010.
In Molecular Diagnostics, which represents approximately 47% of net sales, we achieved an increase of 9% in 2011 compared to 2010. In 2011, healthcare-related sales advanced based on the global rollout of the QIAsymphony automation platform and increasing use of our companion diagnostics portfolio in Europe and other markets outside the U.S. Personalized Healthcare revenues also benefited from milestone payments for co-development projects with pharmaceutical companies. Global HPV (human papillomavirus) test sales were slightly lower in 2011, due mainly to the decline in U.S. sales linked to reduced demand for tests amid ongoing challenging economic conditions. Net sales in 2011 also included first-time contributions from Cellestis and Ipsogen, both of which were acquired in the second half of 2011.
In Applied Testing, which represents approximately 7% of net sales, we achieved 4% growth in 2011 compared to 2010, primarily as a result of higher instrumentation sales. Consumable sales of human identification and forensics products increased, benefitting from new European standards. Applied Testing also saw contributions from new veterinary testing and food safety products.
In Pharma, which represents approximately 20% of net sales, we experienced 7% growth in 2011 compared to 2010, led by a demand for products used in oncology research as well as the GeneGlobe portfolio. Also contributing to the growth was ongoing expansion of Certal products used on QIAsymphony for quality control in biopharmaceutical processing.
In Academia, which represents approximately 26% of net sales, we experienced 7% growth in 2011 compared to 2010, reflecting increased sales in consumable and instrumentation products following the success of targeted growth initiatives, primarily in Europe and Asia/Pacific. The Americas delivered flat sales amid ongoing budget uncertainty and cautious spending.
A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. Net sales were positively impacted by $33.9 million in currency exchange movements for 2011 as compared to 2010.
Gross Profit

Gross profit was $749.8 million, or 64% of net sales, in 2011, compared to $715.6 million, or 66% of net sales, in 2010. The decline in gross margin was due to several factors. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. An increase in milestone payments from companion diagnostic co-development arrangements in 2011 negatively affected the margin since the gross margin on these services is significantly below the margin on product sales. In addition, the QuantiFERON TB product acquired with the Cellestis acquisition in 2011 carries a lower gross margin. Gross margin also was negatively impacted by 2011 costs related to the relocation of production facilities, including moving into newly constructed production space in Hilden, Germany. Additionally, gross margin in 2011 reflects costs incurred following the Japanese earthquake and other natural disasters in the first half of 2011, as well as costs related to the restructuring announced late in 2011.
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $70.2 million in 2011 from $61.8 million in 2010, as a result of an increase in intangibles acquired in recent business combinations. We expect our acquisition-related intangible amortization to continue to increase as a result of acquisitions.
In addition, during 2011, a total of $9.6 million was expensed to acquisition and restructuring-related cost of sales in connection with the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. In 2010, this expense was $1.3 million.

Research and Development
Research and development expenses increased by 4% to $130.6 million (11% of net sales) in 2011, compared to $126.0 million (12% of net sales) in 2010. The increase in research and development expense was positively affected by $5.5 million of currency exchange impact in 2011. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased 15% to $307.3 million (26% of net sales) in 2011 from $267.5 million (25% of net sales) in 2010. The increase in sales and marketing expenses reflects the acquisitions in 2011 along with increased sales and marketing investments to globalize the newly acquired Cellestis and Ipsogen product portfolios, as well as our investment in new sales subsidiaries in India and Taiwan. The increase also includes $11.3 million of currency exchange impact in 2011. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products, but we expect sales and marketing costs will grow at a relatively slower rate than our overall revenue growth over the long term.
General and Administrative, Integration and Other
General and administrative, business integration, restructuring and related costs increased by 69% to $185.5 million (16% of net sales) in 2011 from $110.0 million (10% of net sales) in 2010. The net increase is due primarily to $72.4 million in restructuring costs in 2011 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our 2011 acquisitions, partially offset by operational efficiencies. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, general and administrative, integration and related costs increased by $3.8 million due to currency impact in 2011, compared to the same period of 2010. During 2011, we incurred acquisition costs of approximately $13.9 million, primarily in connection with the acquisitions of Cellestis and Ipsogen. We have continued to incur integration costs for businesses acquired, totaling approximately $6.2 million in 2011, compared to $10.1 million in 2010. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2012. Over time, we believe the integration and restructuring activities will reduce general and administrative expenses as we improve efficiency in general and administrative operations.
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
During 2011, amortization expense on acquisition-related intangibles within operating expense increased to $26.7 million, compared to $23.5 million in 2010. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect acquisition-related intangible amortization to continue to increase as a result of our acquisitions.
Other Income (Expense)
Other expense was $3.4 million in 2011, compared to $15.4 million in 2010. The decrease in total other expense in 2011 was primarily the result of increased interest income, lower interest expense and higher foreign currency gains, partially offset by lower income from equity method investees.
Interest expense decreased to $25.4 million in 2011, compared to $27.8 million in 2010. Interest costs primarily relate to long-term debt, discussed in Note 16 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a lower outstanding debt balance following repayments of $469.9 million in 2011.
For the year ended December 31, 2011, interest income increased to $6.1 million from $4.5 million in 2010. The increase in interest income was primarily due to higher short-term investments during the first half of 2011.
For the year ended December 31, 2011, gains on foreign currency transactions increased to $12.4 million from $2.6 million in 2010, primarily as a result of favorable currency fluctuations while funding the Cellestis acquisition.
Provision for Income Taxes
In 2011 and 2010, our effective tax rates were 1.3% and 17%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The effective rate for 2011 was impacted by restructuring charges, including impairments, that lowered the mix of earnings in our higher taxing jurisdictions. In addition, we realized a full-year benefit of the tax planning implemented in 2010, as well as a partial benefit recognized from additional tax planning where implementation began late in 2011.
Year Ended December 31, 2010, Compared to 2009
Net Sales
In 2010, net sales increased 8% to $1,087.4 million compared to $1,009.8 million in 2009. The increase in net sales includes organic growth (4%) and sales from our recently acquired businesses (4%). Our 2010 and 2009 net sales include the results of operations for, as well as the effects of the acquisitions of DxS Ltd, acquired in September 2009, and SABiosciences, acquired in December 2009.
The increase in sales was the result of growth for consumable products, which represented approximately 86% of total sales and included product, service, and license and technology sales including revenues from nonmonetary exchanges; and for instrumentation products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 8% and 7%, respectively, in 2010 compared to 2009.
The net sales growth was spread across all customer classes. In Molecular Diagnostics, which represents approximately 47% of our net sales, we achieved 8% growth in 2010 compared to 2009. In 2010, we experienced lower growth in sales volumes of Molecular Diagnostics assays than in periods prior to 2010 as a result of decreasing patient visits to healthcare providers. In Applied Testing, which represents approximately 6% of our net sales, we achieved 15% growth in 2010 compared to 2009. In Pharma, which represents approximately 21% of our net sales, we experienced 6% growth in 2010 compared to 2009. In Academia, which represents approximately 26% of our net sales, we experienced 8% growth in 2010 compared to

2009, in part due to increased purchases using stimulus funding as provided for under the American Recovery and Reinvestment Act (stimulus). In 2009, we experienced higher sales volumes of certain swine flu-related products, which were not repeated in 2010, significantly impacting growth rates in Molecular Diagnostics and Academia.
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
Gross Profit
Gross profit was $715.6 million, or 66% of net sales, in 2010, compared to $667.1 million, or 66% of net sales, in 2009. The dollar increase in 2010 compared to 2009 is attributable to the increase in net sales. Our consumable sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in gross margin between periods.
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $61.8 million in 2010 from $53.6 million in 2009, as a result of recent business combinations.
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

Research and Development
Research and development expenses increased 17% to $126.0 million (12% of net sales) in 2010, compared to $107.9 million (11% of net sales) in 2009. Our business combinations, along with the acquisition of new technologies, resulted in an increase in research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. The increase in research and development expense was positively affected by $1.8 million of currency exchange impact in 2010.
Sales and Marketing
Sales and marketing expenses increased 9% to $267.5 million (25% of net sales) in 2010 from $244.8 million (24% of net sales) in 2009. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2010, was primarily due to our acquisitions of DxS in September 2009 and SABiosciences in December 2009. In addition, sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers Molecular Diagnostics, Applied Testing, Pharma and Academic research. The increase in sales and marketing expense was positively affected by $0.4 million of currency exchange impact in 2010.
General and Administrative, Integration and Other
General and administrative, business integration, restructuring and related costs decreased by 5% to $110.0 million (10% of net sales) in 2010 from $115.9 million (11% of net sales) in 2009. The decrease was primarily the result of lower integration costs, partially offset by increased general and administrative expenses related to new businesses acquired in 2009 and restructuring efforts in 2010. We have continued to incur integration costs for businesses acquired, totaling approximately $10.1 million in 2010, compared to $21.5 million in 2009. In 2010, we incurred $7.4 million in restructuring costs related to internal restructuring of subsidiaries, including severance and retention costs. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs decreased by $0.7 million due to currency exchange impact in 2010, compared to 2009.
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

During 2010, the amortization expense on acquisition-related intangibles within operating expense increased to $23.5 million, compared to $18.2 million in 2009, as a result of our recent business combinations.
Other Income (Expense)
Other expense was $15.4 million in 2010, compared to $7.9 million in 2009, primarily due to the 2009 gain from the sale of a cost-method investment and the impairment of a cost-method investment. During 2009, we sold our investment in a privately held company and realized a gain of $10.5 million. In 2010, total other expense is primarily the result of interest expense, partially offset by interest income, foreign currency gains and income from equity method investees.
Interest expense decreased to $27.8 million in 2010, compared to $29.6 million in 2009. Interest costs primarily relate to long-term debt discussed in Note 16 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily a result of a lower debt balance following a $50.0 million repayment, as well as decreasing interest rates.
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
In 2010 and 2009, our effective tax rates were 17% and 20%, respectively. The effective rate for 2010 is impacted by a higher percentage of pre-tax book income earned in the U.S. and partially offset by the substantial impact of discrete events of (8.4%) for 2010. In 2010, as a result of internal restructuring related to the foreign subsidiaries of the former Digene Corporation, a one-time deduction for bad debt and worthless stock was realized, resulting in a $12.0 million tax benefit.
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2011, 2010 and 2009 was $12.4 million, $2.6 million and $5.6 million, respectively, and is included in other income (expense), net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable-rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimate our own credit rating by benchmarking the price of our outstanding debt to publicly available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly traded debt with a corresponding rating.
Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions, including intercompany items. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.
Interest Rate Derivatives.    We have used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The interest swaps matured in 2011.
We make use of ‘economic hedges’—i.e., derivatives that do not have a formally designated hedging relationship—as well as ‘accounting hedges.’ All derivatives that qualify for hedge accounting are ‘cash-flow hedges.’ Further details of our derivative and hedging activities can be found in Note 7 to the accompanying consolidated financial statements.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including construction of new facilities and acquisitions. As of December 31, 2011 and 2010, we had cash and cash equivalents of $221.1 million and $828.4 million, respectively. We also had short-term investments of $54.6 million at December 31, 2011. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2011, cash and cash equivalents had decreased by $607.3 million from December 31, 2010, primarily due to cash used in investing activities of $540.3 million and cash used in financing activities of $310.6 million partially offset by cash provided by operating activities of $244.8 million. As of December 31, 2011 and 2010, we had working capital of $266.8 million and $976.2 million, respectively.

Operating Activities. For the years ended December 31, 2011 and 2010, we generated net cash from operating activities of $244.8 million and $250.8 million, respectively. While net income of $94.9 million in 2011 decreased by $49.3 million as compared to the prior year, the non-cash components such as depreciation and amortization, share-based compensation, deferred income taxes and other non-cash activity including restructuring measures increased cash from operating activities by $210.4 million as of December 31, 2011. This increase was partially offset by net changes in operating assets and liabilities of $42.9 million, primarily due to an increase in inventories and accounts receivable. In 2011, inventories increased primarily due to increased safety stock in connection with the transfer of production activities to a new production facility in Germany. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $540.3 million of cash was used in investing activities during 2011, compared to $215.5 million during 2010. Investing activities during 2011 consisted principally of $186.8 million invested in short-term investments, $86.8 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as $34.6 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $457.5 million was used primarily in the acquisitions of Cellestis and Ipsogen and includes $3.1 million of cash paid in connection with acquisition milestone achievements. As of December 31, 2011, we also acquired a stake in Alacris for $3.4 million and made an investment of $16.4 million in another privately held company. These investing activities were partially offset by $242.6 million from the sale of short-term investments.
In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) to further expand our German facilities for research and development and production. In addition, we started the expansion of our Germantown, Maryland, USA facility for production and administrative space in June 2010. While the construction in Germany is substantially complete, the U.S. expansion projects are expected to continue into 2014, with both projects at an estimated total cost of approximately $94.0 million. We anticipate that we will be able to fund these expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $103.1 million based on the achievement of certain revenue and operating results milestones as follows: $26.5 million in 2012, $11.1 million in 2013, $12.3 million in 2014, $4.7 million in 2015, $6.4 million in 2016 and $42.1 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $103.1 million total contingent obligation, approximately $39.8 million is accrued as of December 31, 2011.
Financing Activities. Financing activities used $310.6 million in cash for the year ended December 31, 2011 compared to $35.2 million for 2010. Cash used during 2011 was primarily related to the repayment of long-term of debt of $469.9 million partially offset by proceeds of short-term and long-term debt of $142.3 million and $44.0 million respectively. Also in 2011, $29.8 million was used to purchase additional shares of Ipsogen's noncontrolling interest and other cash payments of $7.6 million were related to milestone payments from previous acquisitions. Cash used during 2010 was primarily due to the repayment of $50.0 million of long-term debt and capital lease payments, partially offset by proceeds from debt as well as cash provided by the issuance of common shares in connection with our equity compensation plans and tax benefits from stock-based compensation.
In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which €110.0 million (approximately $142.3 million) was utilized at December 31, 2011 and is due in 2012. We have additional credit lines totaling $8.6 million at variable interest rates, none of which was utilized as of December 31, 2011. We also have capital lease obligations, including interest, in the aggregate amount of $23.5 million, and carry $447.6 million of long-term debt, of which $1.6 million is current as of December 31, 2011. As of December 31, 2011, we have drawn down EUR 1.6 million under a loan to finance research and development projects in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2013.
In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. During 2011, we repaid the debt in full.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At December 31, 2011, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.84%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.97% and is due in December 2014. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
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
Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2011, 2010 and 2009.
Contractual Obligations
As of December 31, 2011, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Payments Due by Period
	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$447,622	$1,617	$486	$300,000	$519	$—	$145,000
Capital lease obligations	23,503	4,008	4,191	4,366	4,640	3,674	2,624
Operating leases	51,948	15,879	12,067	9,316	6,905	4,763	3,018
Purchase obligations	80,738	54,686	25,556	496	—	—	—
License and royalty payments	9,776	1,600	1,122	1,222	1,222	1,222	3,388
Total contractual cash obligations	$613,587	$77,790	$43,422	$315,400	$13,286	$9,659	$154,030

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $103.1 million based on revenue and other milestones in 2012 and beyond.
Liabilities associated with uncertain tax positions, including interest, are currently estimated at $7.4 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Revenue Recognition.    We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. We record revenue as the separate elements are delivered to the customer if the delivered item has value on a stand-alone basis and delivery or performance of the undelivered item is probable and substantially in our control. Revenue is allocated according to the relative selling price method. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.
Share-Based Compensation.    Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award. For details on the assumptions and methodologies used in determining the fair value of stock options, refer to Note 17 of the Notes to Consolidated Financial Statements.
Income Taxes.    Calculation of our tax provision is complex due to our international operations and the multiple taxing jurisdictions in which we operate. Some of our deferred tax assets relate to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with these subsidiaries or their products. Thus the estimates may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.
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
Goodwill and Other Intangible Assets. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Goodwill is deemed to be impaired if we determine that the carrying value of our reporting unit is more than the fair value. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.
In the fourth quarter of 2011, we performed our annual impairment assessment of goodwill (using data as of October 1, 2011). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill at December 31, 2011.
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
Fair Value Measurements.    We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical assets or liabilities; Level 2 - using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
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
Our Supervisory Directors and Managing Directors, and their ages as of January 27, 2012, are as follows:
Managing Directors:

Name	Age	Position
Peer M. Schatz	46	Managing Director, Chief Executive Officer
Roland Sackers	43	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	51	Managing Director, Senior Vice President, Research and Development
Bernd Uder	54	Managing Director, Senior Vice President, Global Sales and Service Solutions
Supervisory Directors:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	70	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	58	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	56	Supervisory Director
Erik Hornnaess	74	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	70	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	62	Supervisory Director and Member of the Audit Committee
Elizabeth E. Tallett	62	Supervisory Director and Member of the Audit Committee and Member of the Compensation Committee
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors
Peer M. Schatz, 46, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. He serves as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also previously served as a member of the German Corporate Governance Commission from 2002 to January 2012. He is also chairman of the board of directors of Ipsogen S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.
Roland Sackers, 43, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc., until December 2007. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as member of the board of directors and head of the audit committee of Ipsogen S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.
Dr. Joachim Schorr, 51, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.
Bernd Uder, 54, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech.

Supervisory Directors
Professor Dr. Detlev H. Riesner, 70, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University's board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Algiax Pharmaceuticals GmbH (former Spinal Cord Therapeutics), Erkrath, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen and DIWA GmbH, Dusseldorf. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of PrioNet, Canada, and Alberta Prion Research Institute, Canada.
Dr. Werner Brandt, 58, joined the Company's Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter's financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG.
Dr. Metin Colpan, 56, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.
Erik Hornnaess, 74, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.
Professor Dr. Manfred Karobath, 70, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.
Heino von Prondzynski, 62, joined the Company's Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as

General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, and Hospira, Inc and Chairman of Biocare Holding AG and HTL Strefa. Mr. von Prondzynski was previously a director of Epigenomics AG and Chairman of Nobel Biocare Holding AG.
Elizabeth E. Tallett, 62, has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., Coventry Health Care, Inc., Meredith Corp. and IntegraMed America, Inc. Ms. Tallett is currently the Lead Director for both Principal and Coventry Health Care. She was also a director of Varian, Inc., Immunicon, Inc. and Varian Semiconductor Equipment Associates, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.
Compensation of Directors and Officers
Compensation policy
Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for their performance. This compensation system aims to foster focus on achieving corporate strategic initiatives as well as personal accountability.
It is critical for QIAGEN to offer attractive compensation packages on a global basis. According to the QIAGEN philosophy, an employee who achieves their performance objectives should generally be awarded compensation comparable to the medial levels of compensation provided by relevant benchmark companies. In case of over or under performance, the actual total compensation may significantly differ from the benchmark median. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the mix, of compensation awarded by various companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostic companies based in the U.S.
QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of business and individual performance goals. Business goals are established by the Executive Committee each year, and approved by the Compensation Committee. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2011, the payments for short-term variable compensation were based on 77% achievement of the business goals.
Compensation for a significant majority of employees worldwide includes fixed base compensation and benefits, which vary according to local market customs, as well as a short-term variable cash bonus. The level of fixed compensation is paid in cash, usually on a monthly basis, and is designed to provide the employee with a reasonable standard of living relative to the compensation offered by peer companies. The amount of short-term variable cash bonus is designed to reward performance, with the payout amount based on the achievement of overall company results as well as individual performance against a written set of objectives. The payout cap for the short-term variable cash bonus, including for members of the Managing Board, is capped at 200% of the individual's personal target bonus.
Furthermore, to align our compensation programs with the interests of shareholders, senior executives receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance. These grants are determined on an individual basis and approved by the Compensation Committee. These equity grants are predominantly made in the form of Restricted Stock Units (RSUs) with a staggered vesting period typically over three (40%), five (50%) and 10 years (10%) and stock options, which have a staggered vesting period typically over three years.
Managing Board compensation
The compensation granted to the members of the Managing Board in 2011 consisted of a fixed salary and other variable components, with the significant majority of compensation awarded in the form of QIAGEN equity.
Variable compensation included annual payments linked to business performance (bonuses), as well as long-term equity incentives that were awarded based on individual performance. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Share Units granted to the Managing Board members, as is the case with all grants to employees, vest over a 10-year period. Some of these grants contain vesting hurdles related to the achievement of specific operational and financial goals that are not disclosed due to confidential reasons. The long-term vesting periods are designed to strengthen the Managing Board members' commitment to QIAGEN and achieving its strategic initiatives, which in turn would benefit shareholders and other stakeholders.

The tables below state the amounts earned on an accrual basis by our Managing Board members in 2011.

Year ended December 31, 2011	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,305,000	539,000	1,000	$1,845,000
Roland Sackers	$576,000	194,000	26,000	$796,000
Dr. Joachim Schorr	$366,000	138,000	38,000	$542,000
Bernd Uder	$370,000	141,000	15,000	$526,000
  ____________________

(1)
Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Year ended December 31, 2011	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	91,000	112,653	388,427
Roland Sackers	93,000	37,815	130,385
Dr. Joachim Schorr	35,000	17,231	29,705
Bernd Uder	57,000	16,652	28,708
The Supervisory Board compensation for 2011 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

Fee paid to each member of the Supervisory Board	€30,000
Additional compensation payable to members holding the following positions:
Chairman of the Supervisory Board	€20,000
Vice Chairman of the Supervisory Board	€5,000
Chairman of the Audit Committee	€15,000
Chairman of the Compensation Committee	€10,000
Fee payable to each member of the Audit Committee	€7,500
Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.
Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than Audit

Committee, Compensation Committee and Selection and Appointment Committee).
Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $0.1 million to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Remuneration	Chairman/ Vice- Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Variable Cash Remuneration	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$42,000	28,000	—	8,400	4,200	7,000	$89,600
Dr. Werner Brandt	$42,000	21,000	—	7,000	—	7,000	$77,000
Dr. Metin Colpan	$42,000	—	—	7,000	4,200	7,000	$60,200
Erik Hornnaess	$42,000	21,000	10,500	7,000	—	7,000	$87,500
Prof. Dr. Manfred Karobath	$42,000	—	7,000	7,000	4,200	7,000	$67,200
Heino von Prondzynski	$42,000	—	6,125	5,600	4,200	7,000	$64,925
Elizabeth E. Tallett	$21,000	—	5,250	4,200	—	3,500	$33,950
Dr. V. Kallmeyer (1)	$14,000	—	3,500	2,800	1,400	2,300	$24,000
  ____________________
(1) Dr. V. Kallmeyer was a member of our Supervisory Board from June 2011 until October 2011.
Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2011, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2011	Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,355	4,671
Dr. Werner Brandt	1,355	4,671
Dr. Metin Colpan	1,355	4,671
Erik Hornnaess	1,355	4,671
Prof. Dr. Manfred Karobath	1,355	4,671
Heino von Prondzynski	1,355	4,671

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 27, 2012:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,107,371	234,096	9/30/2012 to 2/28/2021	$4.59 to $22.43	1,467,856
Roland Sackers	60,198	77,563	2/28/2018 to 2/28/2021	$16.34 to $22.43	374,294
Dr. Joachim Schorr	52,015	36,038	2/28/2017 to 2/28/2021	$16.34 to $22.43	193,683
Bernd Uder	47,599	28,703	2/28/2017 to 2/28/2021	$16.34 to $22.43	193,099
Prof. Dr. Detlev H. Riesner	51,838	3,101	4/1/2013 to 2/28/2021	$6.02 to $22.43	19,785
Dr. Werner Brandt	3,229	3,101	4/29/2018 to 2/28/2021	$16.34 to $22.43	16,553
Dr. Metin Colpan	645,171	3,101	4/1/2012 to 2/28/2021	$6.02 to $22.43	19,785
Erik Hornnaess	65,171	3,101	4/1/2013 to 2/28/2021	$6.02 to $22.43	19,785
Prof. Dr. Manfred Karobath	59,171	3,101	4/1/2013 to 2/28/2021	$6.02 to $22.43	19,785
Heino von Prondzynski	3,229	3,101	4/29/2018 to 2/28/2021	$16.34 to $22.43	16,553

Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	•			• (Chairman)
Dr. Werner Brandt	•	• (Chairman)
Erik Hornnaess	•	•	• (Chairman)	•
Prof. Dr. Manfred Karobath	•		•
Heino von Prondzynski	•
Elizabeth A. Tallett	•	•	•

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. In 2011, Dr. Colpan was not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan continued to provide scientific advisory services to the Company. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated. Dr. Colpan does not serve on any committees of the Supervisory Board.
Audit Committee
The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.
Compensation Committee
The Compensation Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of three members, Mr. Erik Hornnaess (Chairman), Ms. Elizabeth Tallett and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.
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
Share Ownership
The following table sets forth certain information as of January 27, 2012 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,606,189	(3)	0.69%
Roland Sackers, Germany	24,852	(4)	*
Dr. Joachim Schorr, Germany	—	(5)	*
Bernd Uder, Germany	—	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,752,735	(7)	0.75%
Dr. Werner Brandt, Germany	6,882	(8)	*
Dr. Metin Colpan, Germany	4,538,703	(9)	1.94%
Erik Hornnaess, Spain	11,922	(10)	*
Professor Dr. Manfred Karobath, Austria	2,257	(11)	*
Heino von Prondzynski, Switzerland	882	(12)	*
Elizabeth Tallett, United States	—		*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 27, 2012.

(1)
The number of Common Shares issued and outstanding as of January 27, 2012 was 234,260,408. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 27, 2012. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 2,226,064 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between 9/2012 and 2/2021. Does not include 316,627 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4)
Does not include 99,363 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 2/2018 and 2/2021.

(5)
Does not include 70,342 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.34 to $22.430 per share. Options expire in increments during the period between 2/2017 and 2/2021. Does not include 48,221 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 62,202 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 2/2017 and 2/2021. Does not include 47,354 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)
Does not include 53,485 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 4/2013 and 2/2021. Includes 1,752,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder. Does not include 2,146 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)
Does not include 4,876 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2021. Does not include 2,146 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9)
Does not include 646,818 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 4/2012 and 2/2021. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 2,146 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(10)
Does not include 66,818 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 4/2013 and 2/2021. Does not include 2,146 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(11)
Does not include 60,818 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 4/2013 and 2/2021. Does not include 2,146 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(12)
Does not include 4,876 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2021. Does not include 2,146 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

 Employees
As of December 31, 2011, we employed 3,938 individuals, of which 19% worked in research and development, 39% in sales, 23% in production/logistics, 7% in marketing and 12% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	153	511	238	55	115	1,072
Europe	556	555	583	179	270	2,143
Asia Pacific & Rest of World	49	443	103	47	81	723
December 31, 2011	758	1,509	924	281	466	3,938

At December 31, 2010 and 2009, we employed 3,587 and 3,495 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 31.0 million Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the Plan.
The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board.
In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans and exchanged Digene stock options and awards into the Company's Common Shares. No new grants will be made under these plans.
The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.
As of January 27, 2012, there were 6.1 million options outstanding with exercise prices ranging between $1.85 and $23.54 and expiring between January 31, 2012 and December 30, 2021. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally there were 5.6 million restricted stock unit awards outstanding as of January 27, 2012. These awards will be released between February 29, 2012 and November 30, 2021. As of January 27, 2012, options to purchase 3.5 million Common Shares and 2.3 million restricted stock units were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions
The following table sets forth certain information as of December 31, 2011, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
BlackRock, Inc., United States	13,094,141	(2)	5.59%
 ____________________

(1)	The percentage ownership was calculated based on 234,220,808 Common Shares issued and outstanding as of December 31, 2011.

(2)
Of the 13,094,141 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 13,094,141 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 9, 2012, which reported ownership as of December 31, 2011.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 27, 2012, there were 197 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 27, 2012, the officers and directors of QIAGEN as a group beneficially owned 7,944,422 Common Shares, or 3.39% of the then outstanding Common Shares.

Related Party Transactions
In 2011 and 2010, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services, subject to adjustment. During each of the years ended December 31, 2011 and 2010, we expensed approximately $0.1 million approximately $0.3 million, respectively, to Dr. Colpan for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 12 of the Notes to the Consolidated Financial Statements, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through our liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2011 and 2010, we had a loan payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $4.4 million and $3.3 million, respectively, and amounts receivable from QIAGEN Finance of $3.4 million and $2.3 million, respectively. As of December 31, 2011 and 2010, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million.
From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2011	2010
Net sales	$6,287	$2,605
Loans receivable	$1,539	$1,560
Accounts receivable	$3,606	$2,400
Accounts payable	$4,642	$1,755

Item 8.	Financial Information

See Item 18.
Legal Proceedings
For information on legal proceedings, see Note 18 of the Notes to Consolidated Financial Statements.
While no assurances can be given regarding the outcome of proceedings described in Note 18, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
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

	High ($)	Low ($)
Annual
2007	23.83	15.22
2008	23.53	12.52
2009	23.58	14.32
2010	24.00	16.86
2011	22.20	12.47
	High ($)	Low ($)
Quarterly 2010:
First Quarter	23.71	20.26
Second Quarter	24.00	19.17
Third Quarter	20.80	17.56
Fourth Quarter	20.02	16.86

	High ($)	Low ($)
Quarterly 2011:
First Quarter	21.00	18.02
Second Quarter	22.20	18.45
Third Quarter	19.75	13.05
Fourth Quarter	15.09	12.47
Quarterly 2012:
First Quarter (through March 23, 2012)	15.43	14.42
	High ($)	Low ($)
Monthly
September 2011	15.49	13.05
October 2011	14.67	12.47
November 2011	14.93	12.96
December 2011	15.09	13.20
January 2012	16.97	14.05
February 2012	16.23	15.08

From September 25, 1997, to December 31, 2002, our Common Shares were traded on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred to the Prime Standard Segment of the Frankfurt Stock Exchange, where QIAGEN is a member of the TecDAX, an index of the 30 leading technology companies in Germany not included in the benchmark DAX index. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual
2007	16.44	11.45
2008	15.77	10.04
2009	15.98	11.12
2010	17.87	12.06
2011	15.25	9.07
	High (EUR)	Low (EUR)
Quarterly 2010:
First Quarter	17.62	14.67
Second Quarter	17.87	15.94
Third Quarter	16.25	13.12
Fourth Quarter	14.95	12.06
	High (EUR)	Low (EUR)
Quarterly 2011:
First Quarter	15.25	12.85
Second Quarter	14.97	12.95
Third Quarter	13.74	9.65
Fourth Quarter	11.20	9.07
Quarterly 2012:
First Quarter (through March 23, 2012)	11.65	11.12

	High (EUR)	Low (EUR)
Monthly:
September 2011	10.86	9.65
October 2011	10.47	9.07
November 2011	10.99	9.46
December 2011	11.20	10.14
January 2012	12.81	10.69
February 2012	12.53	11.45

Item 10.	Additional Information

Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on June 30, 2011, or the Articles, and Dutch law, where appropriate. The Dutch Corporate Governance Code, or the Code, that was published on December 9, 2003 (and revised on December 10, 2008) contains principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should either comply with, or if not, explain in its annual report why and to what extent it does not comply, with the best practice provisions of the Code. The Code has been taken into account in the summary below.
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
The General Meeting subsequently resolved to grant the authority to exclude or limit any pre-emptive rights. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 50% of the aggregate number of Common Shares and Financing Preference Shares available to be issued or rights to subscribe for those shares available to be granted of our authorized but unissued share capital as of October 11, 2007. The authority to exclude or limit pre-emptive rights covers a period of 5 years commencing as of October 11, 2007.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorisation of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 30, 2010, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 30, 2010 until December 30, 2011, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
Financial Year, Annual Accounts and Independent Registered Public Accounting Firm
Our financial year coincides with the calendar year. Dutch law and our Articles require that within four months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an Independent Registered Public Accounting Firm. The annual report is submitted to the annual General Meeting for adoption.
The General Meeting appoints an Independent Registered Public Accounting Firm to audit the financial statements and to issue a report thereon. On June 30, 2011, our shareholders appointed Ernst & Young Accountants to serve as our Independent Registered Public Accounting Firm for the year ending December 31, 2011.
Dividends and Other Distributions
Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our Articles.
Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a

percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the financial year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made. Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any financial year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.
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
Shareholder Meetings, Voting Rights and Other Shareholder Rights
The annual General Meeting is required to be held within six months after the end of each financial year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.
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
General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given in such manner as shall be authorized by law including but not limited to an announcement published by electronic means no later than the forty-second day prior to day of the general meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at our offices.
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
According to Dutch law and our Articles, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board require the approval of the General Meeting in any event:

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
Furthermore, every holder of 5% (a bill is being considered that would add a threshold of 3%) or more of our share capital or voting rights whose interest at December 31 at midnight differs from a previous notification to the AFM, as a result of certain acts (including but not limited to the exchange of our shares for depository receipts and the exercise of a right to acquire our shares) must notify the AFM within four weeks. Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 5% (a bill is being considered that would reduce this threshold to 3%) or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity. For the purpose of calculating the percentage of capital interest or voting rights, among other metrics, the following interests must be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should be taken into account for the purpose of calculating the percentage of capital interest.
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
Taxation
The following is a general summary of certain material United States federal income and The Netherlands tax consequences to holders of our Common Shares (collectively, “U.S. Holders”) who are (i) citizens or residents of the United States, (ii) entities subject to U.S. corporate tax, (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States but generally exempt from U.S. tax, (iv) certain not-for-profit organizations established in the United States but generally exempt from U.S. tax, (v) United States regulated investment companies, United States real estate investment trusts, and United States real estate mortgage conduits, and (vi) partnerships or similar pass-

through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. This summary does not discuss every aspect of such taxation that may be relevant to U.S. Holders. Therefore, all prospective purchasers of our Common Shares who would be U.S. Holders are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to tax consequences for U.S. Holders under United States Law and Baker & McKenzie with respect to tax consequences under Netherlands law.
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
Passive Foreign Investment Company Status
We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2010 and December 31, 2011 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Certain Information Reporting Requirements
Individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information (Form 8938). An individual who fails to timely furnish the required information may be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. holder (including entities) should consult their own tax advisors regarding their reporting obligations under this legislation.
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
Interest Rate Derivatives.    We have used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We previously entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate derivatives matured in 2011.
We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as ‘accounting hedges’. All derivatives that qualify for hedge accounting are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying consolidated financial statements.
Interest Rate Risk
At December 31, 2011, we had $221.1 million in cash and cash equivalents as well as $54.6 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would decrease 2011 earnings by approximately $0.4 million.
Borrowings against lines of credit are at variable interest rates. We had $142.3 million outstanding against our lines of credit at December 31, 2011. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2011, we had $447.6 million in long-term debt, none of which is at a variable rate. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
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
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2011, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.
Attestation Report of the Registered Public Accounting Firm
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Controls and Procedures
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
At our 2011 Annual General Meeting of Shareholders held on June 30, 2011, our shareholders appointed Ernst & Young. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young and affiliates for providing audit and other professional services in each of the last two years:

(in thousands)	2011	2010
Audit fees	$906	$947
Audit-related fees	372	813
Tax fees	158	82
All other fees	233	963
Total	$1,669	$2,805

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
See pages F-1 through F-39 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notorial deed as of June 30, 2011 (English translation) (Filed as Exhibit 4.1) (8)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

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

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (6)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (6)

4.5	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (8)

4.6	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

†
Pursuant to Rule 406(T) of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.

(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.

(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.

(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.

(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.

(6)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 20, 2008.

(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 17, 2010.

(8)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated: March 26, 2012
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 18(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
March 26, 2012
Mannheim, Germany

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.
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
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011 of QIAGEN N.V. and Subsidiaries and our report dated March 26, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
March 26, 2012
Mannheim, Germany

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands)

		As of December 31,
	Note	2011	2010
Assets
Current assets:
Cash and cash equivalents	(2)	$221,133	$828,407
Short-term investments	(9)	54,577	106,077
Accounts receivable, net of allowance for doubtful accounts of $4,315 and $3,227 in 2011 and 2010, respectively	(2)	230,770	197,418
Income taxes receivable		19,009	10,920
Inventories, net	(2)	132,236	126,633
Prepaid expenses and other current assets	(10)	59,055	64,402
Deferred income taxes	(14)	31,652	30,731
Total current assets		748,432	1,364,588
Long-term assets:
Property, plant and equipment, net	(11)	371,792	345,664
Goodwill	(13)	1,733,722	1,352,281
Intangible assets, net of accumulated amortization of $417,430 and $312,326 in 2011 and 2010, respectively	(13)	819,487	753,327
Deferred income taxes	(14)	26,866	37,182
Other long-term assets		56,154	60,953
Total long-term assets		3,008,021	2,549,407
Total assets		$3,756,453	$3,913,995

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands, except par value)

		As of December 31,
	Note	2011		2010
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$1,617		$75,835
Short-term loans		142,329	—	—
Accounts payable		59,848		47,803
Accrued and other liabilities (of which $7,383 and $6,296 in 2011 and 2010 due to related parties)	(15), (20)	213,769		209,054
Income taxes payable		31,211		25,211
Deferred income taxes	(14)	32,883		30,504
Total current liabilities		481,657		388,407
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2011 and 2010 due to related parties)	(16), (20)	446,005		797,171
Deferred income taxes	(14)	207,112		200,667
Other liabilities		63,881		51,397
Total long-term liabilities		716,998		1,049,235
Commitments and contingencies	(18)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—		—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—		—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—234,221 and 233,115 shares at December 31, 2011 and 2010, respectively		2,739		2,724
Additional paid-in capital		1,673,733		1,648,985
Retained earnings		855,928		759,890
Accumulated other comprehensive income	(6)	15,904		64,754
Equity attributable to the owners of QIAGEN N.V.		2,548,304		2,476,353
Noncontrolling interest		9,494		—
Total equity		2,557,798		2,476,353
Total liabilities and equity		$3,756,453		$3,913,995

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in $ thousands, except per share data)

		Years ended December 31,
	Note	2011	2010	2009
Net sales	(2)	$1,169,747	$1,087,431	$1,009,825
Cost of sales		419,938	371,869	342,752
Gross profit		749,809	715,562	667,073
Operating expenses:
Research and development	(2)	130,636	126,040	107,900
Sales and marketing		307,332	267,484	244,814
General and administrative, integration and other	(2)	185,507	110,009	115,933
Acquisition-related intangible amortization		26,746	23,492	18,221
Total operating expenses		650,221	527,025	486,868
Income from operations		99,588	188,537	180,205
Other income (expense):
Interest income		6,128	4,457	3,522
Interest expense		(25,358)	(27,815)	(29,641)
Other income, net		15,854	7,942	18,244
Total other expense		(3,376)	(15,416)	(7,875)
Income before provision for income taxes		96,212	173,121	172,330
Provision for income taxes	(2), (14)	1,263	28,810	34,563
Net income		94,949	144,311	137,767
Net (loss) attributable to noncontrolling interest		(1,089)	—	—
Net income attributable to the owners of QIAGEN N.V.		$96,038	$144,311	$137,767
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.41	$0.62	$0.67
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.40	$0.60	$0.64

Weighted-average common shares outstanding (in thousands)
Basic	(3)	233,850	232,635	206,928
Diluted	(3)	239,064	240,483	213,612

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in $ thousands)

		Years ended December 31,
	Note	2011	2010	2009
Net income		$94,949	$144,311	$137,767
Gains (losses) on cash flow hedges, before tax	(7)	5,417	14,636	(12,741)
Reclassification adjustments on cash flow hedges, before tax	(7)	(3,961)	(8,874)	8,367
Cash flow hedges, before tax		1,456	5,762	(4,374)
Gains (losses) on pensions, before tax		180	(184)	300
Foreign currency translation adjustments, before tax		(51,383)	10,920	42,001
Other comprehensive (loss) income, before tax		(49,747)	16,498	37,927
Income tax relating to components of other comprehensive (loss) income		(1,174)	(1,890)	(2,936)
Total other comprehensive (loss) income, after tax		(50,921)	14,608	34,991
Comprehensive income		44,028	158,919	172,758
Comprehensive loss attributable to noncontrolling interest		3,160	—	—
Comprehensive income attributable to the owners of QIAGEN N.V.		$47,188	$158,919	$172,758

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in $ thousands)

	Note	Common Shares		Additional Paid-In Capital		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling interest	Total Equity
		Shares	Amount
BALANCE AT DECEMBER 31, 2008		197,839	$2,212	$958,665		$477,812	$15,155	$1,453,844	$—	$1,453,844
Net income		—	—	—		137,767	—	137,767	—	137,767
Unrealized loss, net on hedging contracts		—	—	—		—	(9,005)	(9,005)	—	(9,005)
Realized loss, net on hedging contracts		—	—	—		—	5,841	5,841	—	5,841
Unrealized gain, net on pension		—	—	—		—	210	210	—	210
Translation adjustment, net		—	—	—		—	37,945	37,945	—	37,945
Common stock issuance from public offering		31,625	462	623,109		—	—	623,571	—	623,571
Common stock issuances from conversion of warrants		—	—	1		—	—	1	—	1
Common stock issuances under employee stock plans		2,610	37	26,883		—	—	26,920	—	26,920
Tax benefit of employee stock plans		—	—	3,363		—	—	3,363	—	3,363
Share-based compensation		—	—	9,747		—	—	9,747	—	9,747
Proceeds from subscription receivables		—	—	965		—	—	965	—	965
BALANCE AT DECEMBER 31, 2009		232,074	$2,711	$1,622,733		$615,579	$50,146	$2,291,169	$—	$2,291,169
Net income		—	—	—		144,311	—	144,311	—	144,311
Unrealized gain, net on hedging contracts		—	—	—		—	9,807	9,807	—	9,807
Realized gain, net on hedging contracts		—	—	—		—	(6,125)	(6,125)	—	(6,125)
Unrealized loss, net on pension		—	—	—		—	(129)	(129)	—	(129)
Translation adjustment, net		—	—	—		—	11,055	11,055	—	11,055
Common stock issuances under employee stock plans		1,041	13	11,228		—	—	11,241	—	11,241
Tax benefit of employee stock plans		—	—	445		—	—	445	—	445
Share-based compensation		—	—	13,592		—	—	13,592	—	13,592
Proceeds from subscription receivables		—	—	987		—	—	987	—	987
BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985		$759,890	$64,754	$2,476,353	$—	$2,476,353
Acquisition of Ipsogen S.A.		—	—	—	—	—	—	—	42,437	42,437
Acquisition of Ipsogen S.A. shares from noncontrolling interests		—	—	—		—	—	—	(29,783)	(29,783)
Net income (loss)		—	—	—		96,038	—	96,038	(1,089)	94,949
Unrealized gain, net on hedging contracts	(6)	—	—	—		—	3,707	3,707	—	3,707
Realized gain, net on hedging contracts	(6)	—	—	—		—	(2,825)	(2,825)	—	(2,825)
Unrealized gain, net on pension	(6)	—	—	—		—	126	126	—	126
Translation adjustment, net	(6)	—	—	—		—	(49,858)	(49,858)	(2,071)	(51,929)
Common stock issuances under employee stock plans		1,106	15	8,763		—	—	8,778	—	8,778
Tax benefit of employee stock plans		—	—	(4,565)		—	—	(4,565)	—	(4,565)
Share-based compensation	(17)	—	—	19,539		—	—	19,539	—	19,539
Proceeds from subscription receivables		—	—	1,011		—	—	1,011	—	1,011
BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733		$855,928	$15,904	$2,548,304	$9,494	$2,557,798

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $ thousands)

		Years ended December 31,
	Note	2011	2010	2009
Cash flows from operating activities:
Net income		$94,949	$144,311	$137,767
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		70,456	57,511	48,575
Amortization of acquisition-related intangible assets		96,921	85,268	71,819
Non-cash acquisition and restructuring related costs		43,029	—	10,030
Share-based compensation:
Share-based compensation expense	(17)	19,539	13,592	9,747
Excess tax benefits from share-based compensation		(4,153)	(1,976)	(5,942)
Deferred income taxes	(14)	(31,861)	(19,942)	(10,609)
Gain on sale of investments		—	—	(11,501)
Other		(1,184)	(12,113)	1,907
Net changes in operating assets and liabilities:
Accounts receivable	(2)	(28,203)	(6,884)	(25,213)
Inventories	(2)	(15,945)	2,348	(21,534)
Prepaid expenses and other	(10)	(10,082)	6,431	(9,364)
Other assets		(4,183)	(2,965)	(8,213)
Accounts payable		7,261	3,482	(9,076)
Accrued and other liabilities	(15)	19,577	(26,983)	23,859
Income taxes	(14)	(6,244)	13,639	12,473
Other		(5,098)	(4,967)	2,270
Net cash provided by operating activities		244,779	250,752	216,995
Cash flows from investing activities:
Purchases of property, plant and equipment		(86,805)	(79,666)	(52,179)
Proceeds from sale of equipment		2,020	3,474	869
Purchases of intangible assets		(34,583)	(44,243)	(17,178)
Proceeds from sale/ cash paid for investments		(19,284)	7,985	1,476
Purchases of short-term investments	(9)	(186,817)	(110,076)	(40,000)
Sales of short-term investments	(9)	242,630	44,000	—
Cash paid for acquisitions, net of cash acquired	(4)	(457,483)	(36,985)	(234,732)
Net cash used in investing activities		(540,322)	(215,511)	(341,744)
Cash flows from financing activities:
Proceeds from short term debt	(16)	142,329	—	—
Proceeds from debt	(16)	44,000	3,016	—
Repayment of debt	(16)	(469,857)	(50,000)	(25,000)
Principal payments on capital leases		(3,703)	(3,262)	(2,991)
Proceeds from subscription receivables		1,011	987	965
Excess tax benefits from share based compensation		4,153	1,976	5,942
Issuance of common shares		8,778	11,241	650,492
Acquisition of noncontrolling interest		(29,783)	—	—
Other financing activities		(7,558)	814	(210)
Net cash (used in) provided by financing activities		(310,630)	(35,228)	629,198
Effect of exchange rate changes on cash and cash equivalents		(1,101)	2,837	(12,205)
Net (decrease) increase in cash and cash equivalents		(607,274)	2,850	492,244
Cash and cash equivalents, beginning of year		828,407	825,557	333,313
Cash and cash equivalents, end of year		$221,133	$828,407	$825,557
Supplemental cash flow disclosures:
Cash paid for interest		$20,760	$25,557	$27,662
Cash paid for income taxes		$41,494	$33,781	$36,003
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$545	$1,185	$376
Intangible assets acquired in non-monetary exchange		$—	$30,341	$—

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

1.	Description of the Business and Basis of Presentation

QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative sample and assay technologies. These technologies—consumable products such as sample and assay kits and automated instrumentation systems—empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.
During 2011, we acquired all the shares of Cellestis Ltd. and a majority of the shares in Ipsogen S.A, as discussed more fully in Note 4. These acquisitions have been accounting for as business combinations, and the acquired companies' results have been included in the accompanying financial statements form their respective dates of acquisition.
Basis of Presentation
The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.
Reclassifications
Certain reclassifications of prior year amounts have been made to conform to the current year presentation in Note 14 related to the prior year presentation of certain gross deferred tax asset information.

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other income, net. The net gain (loss) on foreign currency transactions in 2011, 2010 and 2009 was $12.4 million, $2.6 million, and $5.6 million, respectively, and is included in other income, net.
Segment Information
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
Revenue Recognition
Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.
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
Related revenue includes license fees, intellectual property and patent sales, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.
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
We have contracts with multiple elements which are accounted for under ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

•	The arrangement includes a general right of return relative to the delivered items, and

•	Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.
Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Effective as of January 1, 2011, when applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. Prior to January 1, 2011, only the vendor-specific objective evidence of selling price was used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.
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

(in thousands)	Total
BALANCE AT DECEMBER 31, 2009	$3,468
Provision charged to cost of sales	3,678
Usage	(3,258)
Adjustments to previously provided warranties, net	(477)
Currency translation	29
BALANCE AT DECEMBER 31, 2010	$3,440
Provision charged to cost of sales	4,376
Usage	(3,649)
Adjustments to previously provided warranties, net	(198)
Currency translation	(59)
BALANCE AT DECEMBER 31, 2011	$3,910
Research and Development
Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials.

Government Grants
We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated.
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2011, 2010 and 2009, shipping and handling costs totaled $24.0 million, $19.9 million and $17.5 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2011, 2010 and 2009 were $6.3 million, $7.6 million and $10.6 million, respectively.
General and Administrative, Integration and Other
General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs. These costs are expensed as incurred.
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
Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax provision.
Derivative Instruments
We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.
Share-Based Payments
Compensation cost for all share-based payments is recorded based on the grant date fair value.

Stock Options: We utilize the Black-Scholes-Merton valuation model for estimating the fair value of our stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, expected life of the award and forfeiture rate.
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
Restricted Stock Units: Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.
Short-Term Investments
Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in fair market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 16, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance and Euro Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 12).
Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2011, 2010 and 2009, write-offs of accounts receivable totaled $0.6 million, $0.8 million and $0.6 million while provisions for doubtful accounts which were charged to expense totaled $2.1 million, $1.4 million and $1.7 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2011 and 2010:

	As of December 31,
(in thousands)	2011	2010
Raw materials	$26,645	$23,738
Work in process	33,757	33,043
Finished goods	71,834	69,852
Total inventories	$132,236	$126,633
Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred.
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2011, 2010 and 2009, goodwill has not been impaired.

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
The fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During 2011, in connection with our internal restructuring we recorded an asset impairment charge of $42.1 million related to the abandonment of certain projects. There were no material impairment losses recognized for long-lived assets during the years ended December 31, 2010 and 2009.

Recent Authoritative Pronouncements
Adoption of New Accounting Standards
In September 2011, the FASB issued Accounting Standard Update (ASU) No. 2011-08, Testing Goodwill for Impairment (the revised standard). The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. We did not use this option in 2011.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This amendment requires that all nonowner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment therefore eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. This amendment does not change the items reported under other comprehensive income, it does not change when an item of other comprehensive income must be reclassified to net income and entities can choose to show line items net of tax effects or show one amount of aggregate income tax expense or benefit. This amendment must be applied retrospectively and for public entities, these amendments become effective for interim and fiscal periods beginning after December 15, 2011. We believe we currently comply with the provisions of this amendment by using the two statement approach.
In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to amend FASB ASC 820, Fair Value Measurement, to improve comparability of fair value measurements in both U.S. GAAP and IFRS financial statements. Under these amendments, the FASB does not intend to cause any change in the application of the requirements under Topic 820. Some amendments provide clarification on the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value, or change disclosure requirements about fair value measurements. The amendments are to be applied prospectively and are effective for public entities for interim and annual periods beginning after December 15, 2011. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations—a consensus of the FASB Emerging Issues Task Force, to amend FASB ASC 805, Business Combinations, regarding how public entities disclose supplemental pro forma information for business combinations that occur during the year. Under the amended guidance, a public entity that presents comparative financial statements must disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period. The guidance in ASU 2010-29 also amends ASC 805 to require public entities to provide a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to business combination(s) that are included in the reported pro forma revenue and earnings. We adopted this update on January 1, 2011.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments in this ASU provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The amendments in the ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. We adopted these updates on January 1, 2011 without any impact.
In April 2010, the FASB issued ASU No. 2010-12, Income Taxes (Topic 740). This ASU codifies an SEC Staff Announcement relating to accounting for the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act. On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). Questions had arisen about the effect, if any, of the two different signing dates. The SEC has concluded that the two Acts, when taken together, represent the current health care reforms as passed by U.S. Congress and signed by the U.S. President and therefore would not object to the view that the two Acts should be considered together for accounting purposes. As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the sales of all taxable medical devices occurring in the U.S. after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation due to the expected increase in net sales resulting from increased health coverage, which will be partially offset by the excise tax.
In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This guidance provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. We adopted this update on January 1, 2011 and will apply its requirements for all new contracts entered into or materially modified after January 1, 2011. The adoption of this guidance did not have any material impact on the consolidated financial statements.

3.	Net Income per Common Share Attributable to the Owners of QIAGEN N.V.
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands)	2011	2010	2009
Weighted average number of Common Shares used to compute basic net income per Common Share	233,850	232,635	206,928
Dilutive effect of stock options and restrictive stock units	2,876	2,843	2,717
Dilutive effect of outstanding warrant shares	2,338	5,005	3,967
Weighted average number of Common Shares used to compute diluted net income per Common Share	239,064	240,483	213,612
Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	3,995	2,152	2,627
Outstanding warrants having no dilutive effect, not included in above calculation	23,591	21,462	22,500

4.	Acquisitions and Divestiture
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2011 Acquisitions
On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $372.5 million in cash. Cellestis develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to feed and drive our DNA-based molecular franchise. QuantiFERON® is a trademark of Cellestis, Ltd.
On July 8, 2011, the Board of Directors of Ipsogen S.A. voted in favor of QIAGEN’s offer for EUR 12.90 per share and QIAGEN entered into binding agreements with a group of major shareholders of Ipsogen to purchase a majority of the Ipsogen shares. Ipsogen, a publicly listed company founded in 1999 and based in Marseille, France, is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN's Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN's QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system.
On July 12, 2011, we paid EUR 40.9 million ($57.4 million) for the initial 62.6% of Ipsogen outstanding common shares. On the acquisition date, the fair value of the noncontrolling interest was $42.4 million and the fair value of all Ipsogen outstanding shares and other equity instruments was approximately EUR 70.2 million ($99.9 million). The fair value of the noncontrolling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the noncontrolling interest as of the date of the acquisition is shown below.
Since QIAGEN held more than 50%, a public tender offer for the remaining shares at the same price was submitted and approved by the Autorité Des Marchés Financiers. As of December 31, 2011, we paid an additional $29.8 million and hold 89.3% of the Ipsogen shares on a fully diluted basis.
As of December 31, 2011, the preliminary purchase price allocations are as follows:

(in thousands)	Cellestis acquisition	Ipsogen acquisition	Total
Purchase price:
Cash consideration paid	$372,452	$57,436	$429,888
Fair value of remaining shares	—	42,437	42,437
	$372,452	$99,873	$472,325

Preliminary allocation:
Working capital	$16,893	$15,246	$32,139
Fixed and other long-term assets	1,112	2,429	3,541
Developed technology, licenses and know-how	67,200	36,400	103,600
Customer relationships	42,600	10,600	53,200
Tradenames	12,000	1,500	13,500
Goodwill	270,860	52,095	322,955
Deferred tax liability on fair value of identifiable intangible assets acquired	(37,981)	(16,485)	(54,466)
Liabilities assumed	(232)	(1,912)	(2,144)
	$372,452	$99,873	$472,325
The allocations of the purchase prices are preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. We have gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the intangible assets acquired and the resulting deferred taxes with the acquisition of Cellestis and Ipsogen. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying consolidated statements of income.
The amortization periods for the acquired intangible assets with definite lives of Cellestis and Ipsogen is 10 years for developed technology, customer relationships and trade names and 7 years for licenses. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Since the acquisition date, the results of Cellestis and Ipsogen are included in the consolidated results through December 31, 2011. Net sales for the combined companies totaled $28.6 million and net loss attributable to the owners of QIAGEN N.V. was $1.7 million as of December 31, 2011. Acquisition-related costs for Cellestis and Ipsogen for the year-ended December 31, 2011 amounted to $5.8 million and $5.6 million, respectively.
Pro forma results
The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2011 and 2010, pro forma net sales would have been $1,213.5 million and $1,140.2 million, pro forma net income would have been $91.9 million and $139.2 million, and pro forma diluted net income per common share would have been $0.38 and $0.58, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.
Other 2011 Acquisitions
During 2011, we completed three acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for other 2011 acquisitions, net of cash acquired, was $47.9 million. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 8, "Fair Value Measurements," where we continuously assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the milestone payments of approximately $24.9 million, determined as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments of approximately $23.5 million was determined using a discount rate of 0.80% and a probability regarding the accomplishment of the milestones of 90% to 100%. The fair value of the milestone payments of approximately $1.4 million was determined using a discount rate of 3.25% with the assumption that only the first milestone will be met based on the assumptions of the business plan. Under the purchase agreements, we could be required to make additional contingent cash payments totaling $44.0 million through 2016, of which $24.9 million was accrued at December 31, 2011.

2010 Acquisitions
In 2010, we completed two acquisitions which individually were not significant to the overall consolidated financial statements. We acquired 100% of the shares of ESE GmbH (subsequently renamed QIAGEN Lake Constance GmbH), a privately held developer and manufacturer of UV and fluorescence optical measurement devices. ESE is based in Stockach, Germany. ESE pioneered the development and manufacturing of optical measurement systems for medical and industrial applications. The systems utilize unique, high-performance and award-winning fluorescence detection technologies integrated into compact modules. We have demonstrated that ESE’s fluorescence detection systems can be used to measure signals generated by our existing testing technologies, including the HDA and tHDA isothermal assay systems. We also acquired the food market business of the Institute for Product Quality (ifp), a Berlin-based company which sells food, veterinary and environmental quality control assays. The transaction was an asset purchase of primarily patents, know-how, intellectual property rights and customer data related to the business. We have entered into license and contract manufacturing agreements with ifp under which ifp will perform the production for QIAGEN.
Aggregate consideration paid in 2010 for the acquisitions was $22.7 million and an amount of $2.9 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. During 2011 and 2010, $1.3 million and $1.6 million, respectively of the funds were released along with the preacquisition contingencies. Furthermore, the purchase agreements for both acquisitions included aggregate milestone payments of up to $8.1 million. As of December 31, 2011 and 2010, $2.6 million and $5.2 million, respectively, was accrued.
2009 Acquisitions
DxS Ltd. Acquisition
On September 21, 2009, we acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition, we believe that we have taken a strong leadership position in personalized healthcare (PHC). The transaction was valued at $94.5 million in cash, plus up to an additional $35.0 million in contingent consideration. The acquisition date fair value of the total consideration was $112.1 million, which consisted of $94.5 million in cash and $17.6 million for the acquisition date fair value of the contingent consideration. A portion of the purchase consideration was deposited in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. As a result, as of December 31, 2011, $4.8 million ($8.7 million as of December 31, 2010) is included in prepaid expenses and other in the accompanying consolidated balance sheets. Correspondingly, we have recorded preacquisition contingencies of $4.8 million ($8.7 million as of December 31, 2010) which are included in accrued and other liabilities in the accompanying consolidated balance sheets.
The contingent consideration of up to $35.0 million relates to specific commercial and other milestones, which, if met, will be paid. The preliminary total fair value of milestones was approximately $17.6 million which, as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments was determined using a discount rate of 3.25% and a probability regarding the accomplishment of the milestones of 90 to 95%. Refer to Note 8 of the Consolidated Financial Statements, "Fair Value Measurements", for additional information on the fair market valuation of the contingent consideration. As of December 31, 2011 and 2010, $11.2 million and $14.3 million was accrued respectively, and $6.3 million and $4.1 million was paid, respectively.
SABiosciences Acquisition
On December 14, 2009, we acquired 100% of the outstanding shares of SABiosciences Corporation, located in Frederick, Maryland (USA). SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels, which are widely utilized in biomedical research and in the development of future drugs and diagnostics. At closing, the purchase price was $97.6 million in cash. As of December 31, 2010, we have $5.9 million of the consideration in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. This amount is included in prepaid expenses and other in the accompanying Consolidated Balance Sheet. Correspondingly, we have preacquisition contingencies of $5.9 million which are included in accrued and other liabilities in the accompanying Consolidated Balance Sheet. As of December 31, 2011, the full amount of the escrow has been released along with the preacquisition contingencies.
As of December 31, 2010, the final allocation of the purchase price and transaction costs for the acquisitions of DxS and SABiosciences are follows:

(in thousands)	DxS Acquisition	SABiosciences Acquisition	Total
Purchase Price:
Cash consideration paid	$94,823	$97,586	$192,409
Fair value of milestones	17,599	—	17,599
	$112,422	$97,586	$210,008
Final Allocation:
Working capital	$263	$10,503	$10,766
Fixed and other long-term assets	2,199	2,215	4,414
Product technology and know how	16,400	26,400	42,800
Purchased in-process research and development	1,400	1,700	3,100
Customer relationships	54,900	8,400	63,300
Tradename	4,100	1,900	6,000
Goodwill	55,417	62,433	117,850
Deferred tax liability on fair value of identifiable intangible assets acquired	(21,522)	(15,965)	(37,487)
Liabilities assumed	(735)	—	(735)
	$112,422	$97,586	$210,008

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.
Other 2009 Acquisitions
On August 6, 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at $7.5 million with a fixed purchase price of $5.0 million and milestone payments of $2.5 million. With this acquisition, we expanded the size of our Molecular Diagnostics sales channel in Italy and added several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.
On November 12, 2009, we acquired 100% of the outstanding shares of a developer, producer and distributor of PCR-based technologies for forensics, kinship and paternity analysis, and other human identity testing applications located in Germany. Upon closing of the transaction, an upfront payment of $23.3 million was paid to the sellers, less an amount of $13.1 million which was originally retained in an escrow account to cover any claims for breach of any of representations, warranties or indemnities. The escrow funds were partially released to the sellers and another $1.6 million was paid to the sellers during 2010. There were no further claims against the escrow as of December 31, 2011.
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

5.	Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. We recorded pretax charges of $74.9 million in the fourth quarter of 2011, of which $5.5 million is recorded in cost of sales and $69.4 million is recorded in general, administrative, integration and other. The pretax charges consists of $20.1 million for workforce reductions and $42.1 million for intangible asset abandonment charges. Additionally, we incurred contract termination and consulting costs of $12.7 million. At December 31, 2011, a restructuring accrual of $26.9 million was included in accrued and other liabilities in the accompanying consolidated balance sheet. We expect to record additional restructuring charges in 2012 related to this program.

The specific restructuring measures and associated estimated costs were based on management's best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected in the applicable line item in the consolidated statement of operations.
2009 Restructuring of Acquired Business

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation were completed in 2010 at a total pre tax cost of approximately $4.2 million, of which $1.9 million was incurred in 2010.

6.	Accumulated Other Comprehensive Income

The following table is a summary of the components of accumulated other comprehensive income at December 31:

(in thousands)	2011	2010
Net unrealized loss on cash flow hedging contracts, net of tax of $0.1 million and $0.7 million in 2011 and 2010, respectively	$(762)	$(1,644)
Net unrealized gain (loss) on pension, net of tax	115	(11)
Foreign currency translation effects from intercompany long-term investment transactions, net of tax of $4.9 million and $4.4 million in 2011 and 2010, respectively	7,369	5,774
Foreign currency translation adjustments	9,182	60,635
Accumulated other comprehensive income	$15,904	$64,754

7.	Derivatives and Hedging
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
As of December 31, 2011 and December 31, 2010 , all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2011 and 2010, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. During the next 12 months, we expect that approximately $0.8 million of derivative losses included in accumulated other comprehensive income, based on their valuation as of December 31, 2011, will be reclassified into income. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the consolidated balance sheet account of the underlying item.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We had been party to foreign currency forward contracts with an aggregate notional amount of $44.0 million, which were entered into in connection with the notes payable to QIAGEN Finance (see Note 16) and which qualify for hedge accounting as cash-flow hedges. We determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts matured in July 2011 and had fair market values included in accrued and other liabilities in the accompanying consolidated balance sheet at December 31, 2010 of approximately $3.9 million.
In addition, we were party to cross-currency swaps which were entered into in connection with the notes payable to Euro Finance (see Note 16) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of December 31, 2011 and 2010, which mature in November 2012 and had fair market values of $0.7 million included in prepaid and other assets and $1.7 million included in accrued and other liabilities as of December 31, 2011 and as of December 31, 2010 had $4.6 million included in other long-term liabilities in the accompanying consolidated balance sheets.
Undesignated Derivative Instruments
We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2011, an aggregate notional value of approximately $204.0 million and fair values of $5.6 million and $0.8 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through April 2012. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2010, an aggregate notional value of approximately $295.4 million and fair values of $0.7 million and $5.1 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2011. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.
Interest Rate Derivatives
We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, we entered into interest rate swaps, which effectively fixed the variable interest rates on $200.0 million of our variable rate debt and qualify for hedge accounting as cash-flow hedges. We have determined that no ineffectiveness exists related to these swaps. During 2010, $100.0 million of the swaps matured. The remaining $100.0 million matured in October 2011. As of December 31, 2010 these swaps had an aggregate fair value of $2.7 million, which is recorded in accrued and other liabilities in the accompanying consolidated balance sheets.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2011 and 2010:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$—	$(2,663)
Foreign exchange contracts	658	—	(1,723)	(8,452)
Total derivative instruments designated as hedges	$658	$—	$(1,723)	$(11,115)
Undesignated derivative instruments
Foreign exchange contracts	$5,489	$677	$(769)	$(5,113)
Total derivative instruments	$6,147	$677	$(2,492)	$(16,228)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains on derivative instruments for the years ended December 31, 2011 and 2010:

Year-Ended December 31, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain recognized in income
Cash-flow hedges
Interest rate contracts	$2,721	Interest expense	$—	$—
Foreign exchange contracts	2,696	Other income, net	(3,961)	—
Total	$5,417		$(3,961)	$—
Undesignated derivative instruments
Foreign exchange contracts	$—	Other income, net	$—	$14,194

Year-Ended December 31, 2010 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$3,611	Interest expense	$—	n/a
Foreign exchange contracts	11,025	Other income, net	(8,874)	n/a
Total	$14,636		$(8,874)	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(2,239)
The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

8.	Fair Value Measurements
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
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the condensed consolidated statement of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	As of December 31, 2011				As of December 31, 2010
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$9,290	$45,287	$—	$54,577	$70,000	$36,077	$—	$106,077
Foreign exchange contracts	—	6,147	—	6,147	—	677	—	677
	$9,290	$51,434	$—	$60,724	$70,000	$36,754	$—	$106,754
Liabilities:
Foreign exchange contracts	$—	$2,492	$—	$2,492	$—	$13,565	$—	$13,565
Interest rate contracts	—	—	—	—	—	2,663	—	2,663
Contingent Consideration	—	—	38,646	38,646	—	—	22,510	22,510
	$—	$2,492	$38,646	$41,138	$—	$16,228	$22,510	$38,738

For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2011:

(in thousands) (unaudited)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Beginning Balance at December 31, 2010	$22,510
Additions from acquisitions	24,885
Payments	(9,065)
Total loss included in earnings	253
Foreign currency translation	63
Ending balance at December 31, 2011	$38,646
The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 16 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2011 and 2010 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

9.	Short-term Investments
At December 31, 2011, we had EUR 35.0 million ($45.3 million as of December 31, 2011) of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. These loans consist of $25.9 million which finally matures in November 2013, and $19.4 million which finally matures in October 2013 with put option rights on a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.
At December 31, 2011, we also had EUR 7.2 million ($9.3 million) in term deposits with final maturities between July 2012 and December 2014. The deposits can be withdrawn at the end of each quarter without penalty.
At December 31, 2010, short-term investments consisted of $70.0 million of investments in short-term funds that have a fixed maturity date. Thereof $50.0 million matured in January 2011 and $20.0 million matured in May 2011. These fund investments are carried at fair market value, which is equal to the cost. Additionally, we had EUR 27.0 million ($36.1 million as of December 31, 2010) of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These loans consist of $9.4 million which matured in February 2011, and $26.7 million which matures in November 2013 with put option rights on a quarterly basis beginning in February 2011. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.
For the year ended December 31, 2011 and 2010, proceeds from sales of short term investments totaled $242.6 million and $44.0 million, respectively. There were no realized gains or losses during 2011 or 2010.

10.	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2011 and 2010:

(in thousands)	2011	2010
Prepaid expenses	$27,832	$24,061
Amounts held in escrow in connection with acquisitions	7,026	27,006
Value added tax	9,488	7,039
Other receivables	14,709	6,296
	$59,055	$64,402

11.	Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2011 and 2010:

(in thousands)	Estimated useful life (in years)	2011	2010
Land	—	$15,686	$16,053
Buildings and improvements	1-40	275,529	232,946
Machinery and equipment	1-15	176,662	157,973
Computer software	1-10	65,344	53,948
Furniture and office equipment	1-15	76,809	75,030
Construction in progress	—	51,827	59,418
		661,857	595,368
Less: Accumulated depreciation and amortization		(290,065)	(249,704)
Property, plant and equipment, net		$371,792	$345,664

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2011 and 2010, respectively. For the years ended December 31, 2011, 2010 and 2009 depreciation and amortization expense totaled $57.0 million, $47.9 million and $42.0 million, respectively. Repairs and maintenance expense was $12.9 million, $11.8 million and $10.9 million in 2011, 2010 and 2009, respectively. For the year ended December 31, 2011 and 2010, construction in progress includes amounts related to the construction of new facilities in Germany and the United States. For the years ended December 31, 2011, 2010 and 2009, interest capitalized in connection with construction projects was not significant.

12.	Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. A summary of these investments, which are included in other assets, is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
Company (in thousands)	Ownership Percentage	2011	2010	2011	2010	2009
PreAnalytiX GmbH	50.00%	$15,723	$15,308	$390	$2,969	$2,887
QBM Cell Science	19.50%	$395	$405	$(10)	$11	$(49)
QIAGEN Finance	100.00%	$252	$949	$103	$131	$115
QIAGEN Euro Finance	100.00%	$622	$1,306	$266	$273	$300
Pyrobett	19.00%	$3,749	$3,927	$(178)	$(73)	$—
Dx Assays Pte Ltd	33.30%	$—	$—	$—	$—	$(316)
Scandinavian Gene Synthesis AB	40.00%	$15,714	$—	$23	$—	$—
Peak-Service	40.00%	$20	$—	$—	$—	$—

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
During the second quarter of 2011, we paid $9.7 million for a 40% share together with a $6.7 million advance payment towards the potential future acquisition of the remaining 60% of Scandinavian Gene Synthesis AB. We hold a call option, exercisable for two months after October 2012 to acquire the remaining 60% of shares. Conversely, the sellers in this transaction hold a put option to sell the remaining 60% of shares to us, exercisable for two months after October 2012. In case neither the put nor the call option is exercised the sellers must repay $6.7 million. The investment is accounted for under the equity-method.
At December 31, 2011 and 2010, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $6.8 million and $3.4 million, respectively, which are included in other assets. The fair-value of these cost-method investments are not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.
At December 31, 2011 and 2010, we had a loan receivable of $1.5 million and $1.6 million, respectively, included in other long-term assets, due from Dx Assays, which bears interest at 15% and is due in March 2013.
During 2009, we sold our investment in a privately-held company which had been accounted for under the cost-method of accounting, and realized a gain of $10.5 million in 2009. The proceeds were received in January 2010, and an additional gain of $0.6 million was recorded in 2010 following the receipt of additional proceeds which had been held in escrow.

13.	Intangible Assets
The following sets forth the acquired intangible assets by major asset class as of December 31, 2011 and December 31, 2010:

		2011		2010
(in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11.8	$294,854	$(115,310)	$289,199	$(88,275)
Developed technology	10.3	605,847	(210,022)	501,287	(157,838)
Customer base, trademarks, in-process R&D and non-compete agreements	10.6	336,216	(92,098)	275,167	(66,213)
		$1,236,917	$(417,430)	$1,065,653	$(312,326)
Unamortized Intangible Assets:
Goodwill		$1,733,722		$1,352,281

In connection with the acquisitions as more fully discussed in Note 4, approximately $0.6 million of purchase price was allocated to purchased in-process research and development and capitalized in 2010. No purchased in-process research and development was capitalized in 2011. During 2009, $1.6 million of goodwill from a previous acquisition was written off following the acquisition of DxS Ltd. and is recorded in general and administrative, integration and other expenses in the accompanying consolidated statements of income. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2011 and 2010.
Amortization expense on intangible assets totaled approximately $110.4 million, $94.9 million and $78.4 million, respectively, for the years ended December 31, 2011, 2010 and 2009. During 2011, in connection with the restructuring discussed more fully in Note 5, an abandonment charge of $42.1 million related to discontinued projects was recorded in general, administrative and other. During 2009, additional amortization of $5.0 million was recorded in cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and SABiosciences.

Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2012	$121,763
2013	$116,004
2014	$115,021
2015	$113,826
2016	$110,979

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

(in thousands)	Total
BALANCE AT DECEMBER 31, 2009	$1,337,064
Earn-out and milestone payments	2,983
Purchase adjustments	579
Effect of foreign currency translation	11,655
BALANCE AT DECEMBER 31, 2010	$1,352,281
Goodwill acquired during the year	402,575
Earn-out and milestone payments	1,122
Purchase adjustments	615
Effect of foreign currency translation	(22,871)
BALANCE AT DECEMBER 31, 2011	$1,733,722

The changes in the carrying amount of goodwill during the year ended December 31, 2011 resulted from the 2011 acquisitions, foreign currency translation and purchase price adjustments primarily related to the 2010 acquisitions. During 2010, changes in goodwill resulted from earn-out and milestone payments, purchase price adjustments related to the 2009 acquisitions and foreign currency translation.
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
During 2010, we entered into a series of transactions with a third party, under which we exchanged certain intangible assets in a nonmonetary exchange. We have accounted for this transaction under ASC No. 845, and recorded the intangible assets received at the fair value of the assets surrendered. As there is no observable market for these assets, we have performed this nonrecurring fair value measurement based on significant unobservable inputs (Level 3 as defined in Note 8). We have performed the fair value analysis using an income approach, including development of inputs such as future revenues to be generated under the assets, and future costs associated with product development, production, and distribution under the patents, in order to determine an exit price from the perspective of a market participant that holds the assets. As a result of nonmonetary transactions, we recorded intangible assets of $30.3 million, net sales of $11.0 million and deferred revenues of $19.3 million. In the same series of transactions, we agreed to supply certain products and the deferred revenue will be recognized ratably in connection with the supply of the products. During 2011, we recognized $1.6 million of the deferred revenue.

14.	Income Taxes
Income before provision for income taxes for the years ended December 31, 2011, 2010 and 2009 consisted of:

(in thousands)	2011	2010	2009
Pretax income in The Netherlands	$30,232	$55,431	$72,190
Pretax income from foreign operations	65,980	117,690	100,140
	$96,212	$173,121	$172,330

The provisions for income taxes for the years ended December 31, 2011, 2010 and 2009 are as follows:

(in thousands)	2011	2010	2009
Current—The Netherlands	$6,752	$12,265	$12,633
—Foreign	26,372	36,487	32,539
	33,124	48,752	45,172
Deferred—The Netherlands	—	—	—
—Foreign	(31,861)	(19,942)	(10,609)
	(31,861)	(19,942)	(10,609)
Total provision for income taxes	$1,263	$28,810	$34,563

The Netherlands statutory income tax rate for the years ended December 31, 2011, 2010 and 2009 was 25%, 25.5% and 25.5%. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011		2010		2009
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$24,053	25.0%	$44,146	25.5%	$43,944	25.5%
Earnings of subsidiaries taxed at different rates	3,204	3.3	7,710	4.5	4,710	2.7
Tax impact from permanent items	5,989	6.2	3,295	1.9	—	—
Tax impact from tax exempt income	(23,382)	(24.3)	(10,283)	(6.0)	(11,039)	(6.4)
Tax contingencies, net	(1,675)	(1.7)	(1,269)	(0.7)	1,774	1.0
Taxes due to changes in tax rates	(3,521)	(3.7)	(1,400)	(0.8)	(3,671)	(2.0)
Restructuring	—	—	(12,903)	(7.5)	—	—
Prior year taxes	(2,632)	(2.7)	476	0.3	912	0.5
Other items, net	(773)	(0.8)	(962)	(0.6)	(2,067)	(1.2)
Total provision for income taxes	$1,263	1.3%	$28,810	16.6%	$34,563	20.1%

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our tax years since 2000 are open for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2007. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2007 through the current period.
During 2011, the tax authorities audited the income tax returns of our German subsidiaries for the tax years 2006 through 2009. The outcome of the audit resulted in a current tax liability of $5.3 million primarily related to the timing of certain deductions. As such, a deferred tax asset and deferred tax benefit was recorded that substantially offset the current year liability and expense. As a result of the audit being settled in 2011, the Company released $2.3 million of tax reserves through income tax expense.

We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2011 will significantly increase or decrease during the twelve-month period ending December 31, 2012; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.
Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2009	$10,338
Additions based on tax positions related to the current year	322
Additions for tax positions of prior years	124
Settlements with taxing authorities	(592)
Reductions due to lapse of statute of limitations	(1,361)
Decrease from currency translation	(158)
Balance at December 31, 2010	$8,673
Additions based on tax positions related to the current year	$757
Additions for tax positions of prior years	31
Settlements with taxing authorities	(2,257)
Reductions due to lapse of statute of limitations	(207)
Decrease from currency translation	(62)
Balance at December 31, 2011	$6,935

At December 31, 2011 and December 31, 2010, our net unrecognized tax benefits totaled approximately $6.3 million and $8.0 million, respectively, of which $6.3 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $0.5 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.
Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2011 and 2010 we have net interest expense and penalties of $0.1 million. At December 31, 2011 and 2010 we have accrued interest of $0.5 million and $0.4 million, respectively, that are not included in the table above.
We have recorded net deferred tax liabilities of $181.5 million and $163.3 million at December 31, 2011 and 2010, respectively, which are reflected on the consolidated balance sheets at December 31, 2011 and 2010 as follows:

(in thousands)	2011	2010
Current deferred tax asset	$31,652	$30,731
Current deferred tax liabilities	(32,883)	(30,504)
Non-current deferred tax asset	26,866	37,182
Non-current deferred tax liabilities	(207,112)	(200,667)
Net deferred tax liabilities	$(181,477)	$(163,258)

The components of the net deferred tax liability at December 31, 2011 and December 31, 2010 are as follows:

	2011		2010
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$10,389	$—	$13,658	$—
Accrued and other liabilities	25,981	(65)	30,138	(6,487)
Inventories	3,106	(1,578)	3,134	(1,915)
Allowance for bad debts	726	(471)	744	(473)
Currency revaluation	1,846	—	2,303	(3,588)
Depreciation and amortization	124	(19,854)	51	(9,272)
Tax credits	6,848	—	9,067	—
Unremitted profits and earnings	—	(1,175)	—	(1,042)
Intangibles	2,523	(218,027)	1,228	(206,481)
Equity awards	7,289	—	5,624	—
Other	6,553	(1,432)	7,342	(1,913)
Valuation allowance	(4,260)	—	(5,376)	—
	$61,125	$(242,602)	$67,913	$(231,171)
Net deferred tax liabilities		$(181,477)		$(163,258)

At December 31, 2011 and December 31, 2010, we had $39.4 million and $57.6 million in total foreign net operating losses. At December 31, 2011 and December 31, 2010, we had $5.1 million and $23.5 million of U.S. federal net operating loss (NOL) carryforwards. At December 31, 2011, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code but all losses subject to IRC 382 limitation are expected to be utilized before they expire. The net operating losses in the U.S. will expire beginning December 31, 2021 through December 31, 2027 . As of December 31, 2011 and December 31, 2010, we had other foreign NOL carryforwards totaling approximately $34.3 million and $34.1 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from our subsidiaries. A portion of the foreign net operating losses will be expiring beginning December 31, 2012. The valuation allowance amounts for the years ended December 31, 2011 and 2010 are $4.3 million and $5.4 million, respectively. We had a decrease of $1.1 million in 2011 largely due to the release of the valuation allowance on assets that were used to offset current tax liability. In 2010, the company had a decrease of valuation allowance of $10.2 million whereby the tax effects were eliminated by the assets that were no longer available for future use as a result of intercompany sale of assets.
As of December 31, 2011, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. We have $17.8 million dollars of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2011 and December 31, 2010, of approximately $1.2 million and $1.0 million, respectively. All other undistributed earnings can be both distributed in a tax efficient manner and are considered permanently reinvested
There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

15.	Accrued and Other Liabilities
Accrued and other liabilities at December 31, 2011 and 2010 consist of the following:

(in thousands)	2011	2010
Accrued expenses	$82,342	$54,122
Payroll and related accruals	44,421	42,503
Preacquisition contingencies assumed in acquisition	6,203	28,679
Accrued earn-outs and milestone payments	17,470	24,808
Swaps and forwards	2,492	11,685
Accrued royalties	25,659	16,400
Deferred revenue	23,793	20,973
Accrued interest on long-term debt	7,383	6,296
Current portion of capital lease obligations	4,006	3,588
Total accrued and other liabilities	$213,769	$209,054

16.	Lines of Credit and Debt

The credit facilities available at December 31, 2011 total €406.6 million (approximately $526.1 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which €110.0 million (approximately $142.3 million) was utilized at December 31, 2011, and four other lines of credit amounting to €6.6 million with no expiration date, none of which were utilized as of December 31, 2011. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. No commitment fees were paid in 2011. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2011. There was no significant outstanding line of credit or short-term borrowings as of December 31, 2010. The credit facilities are for general corporate purposes.
At December 31, 2011, total long-term debt was approximately $447.6 million, $1.6 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2012.
Total long-term debt consists of the following:

(in thousands)	December 31, 2011	December 31, 2010
$500 million note payable bearing interest at LIBOR plus a variable margin, repaid in 2011	$—	$425,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.97% due in December 2014	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.84% due in February 2024	145,000	145,000
R&D-related loan bearing interest at 3.50% due in 2013	2,103	3,006
Production-related loans bearing interest at an effective rates of 4.57% and 6.28% due in May and November 2015	519	—
Total long-term debt	447,622	873,006
Less current portion	1,617	75,835
Long-term portion	$446,005	$797,171

Ipsogen S.A., acquired in July 2011 as discussed in Note 4 above, carries two long-term bank debts. The first loan, effective as of May 25, 2009, was for €0.3 million, having an effective rate of 6.28% and monthly payments due through May 2015. The second loan, effective as of June 25, 2009, was for €0.3 million, having an effective rate of 4.57% and monthly payments due through November 2015. The fair value of both debts approximate their carrying values at December 31, 2011.

Future principal maturities of long-term debt as of December 31, 2011 are as follows:

Year ending December 31,	(in thousands)
2012	$1,617
2013	486
2014	300,000
2015	519
2016	—
thereafter	145,000
$447,622

Interest expense on long-term debt was $22.1 million, $24.9 million and $26.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at December 31, 2011 and 2010, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.97% and are due in December 2014. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at December 31, 2011 was $311.6 million. We have reserved 15.0 million common shares for issuance in the event of conversion.
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland and at December 31, 2011 and 2010, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance originally matured in July 2011. We refinanced the $145 million note, which was loaned under another agreement to another consolidated subsidiary, and is payable to QIAGEN Finance with an effective interest rate of 1.84% and is due in February 2024. This refinancing does not impact the amounts payable by QIAGEN Finance under the 2004 Notes. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2011 was $167.0 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

17.	Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 22.1 million

Common Shares reserved and available for issuance under this plan at December 31, 2011.
In connection with the 2007 acquisition of Digene Corporation, we assumed three additional equity incentive plans. No new grants will be made under these plans. We had approximately 0.1 million common shares reserved and available for issuance under these plans at December 31, 2011.
Stock Options
During the years ended December 31, 2011 and 2010, we granted 601,897 and 570,282 stock options, respectively. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Stock price volatility	34%	31%	40%
Risk-free interest rate	1.88%	2.12%	2.13%
Expected life (in years)	4.97	4.84	5.01
Dividend rate	0%	0%	0%
Forfeiture rate	6.1%	7.0%	7.7%

A summary of the status of employee stock options as of December 31, 2011 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	7,332	$13.86
Granted	602	$19.86
Exercised	(655)	$12.95
Forfeited	(62)	$19.56
Expired	(690)	$21.79
Outstanding at December 31, 2011	6,527	$13.61	3.65	$15,315
Exercisable at December 31, 2011	5,453	$12.37	2.66	$15,315
Vested and expected to vest at December 31, 2011	6,436	$13.53	3.57	$15,315

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2010 and 2009 was $6.49, $6.42 and $6.33, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $3.7 million and $7.7 million, respectively. At December 31, 2011, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $4.0 million and will be recognized over a weighted average period of approximately 1.73 years.
At December 31, 2011, 2010 and 2009, options were exercisable with respect to 5.5 million, 6.4 million and 7.4 million Common Shares at a weighted average price of $12.37, $12.93 and $14.36 per share, respectively. The options outstanding at December 31, 2011 expire in various years through 2021.
Restricted Stock Units
Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.7%. At December 31, 2011, there was $61.1 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 8.0 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2011 was $19.82. The total fair value of restricted stock units released during the years ended

December 31, 2011 and 2010 was $8.8 million and $2.5 million, respectively.
A summary of restricted stock units as of December 31, 2011 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units (in thousands)	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	4,417
Granted	1,929
Vested	(451)
Forfeited	(244)
Outstanding at December 31, 2011	5,651	2.91	$78,030
Vested and expected to vest at December 31, 2011	4,597	2.78	$63,488

Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2011, 2010 and 2009 totaled approximately $19.5 million, $13.6 million and $9.7 million, respectively, as shown in the table below. No share-based compensation cost was capitalized in inventory in 2011, 2010 or 2009 as the amounts were not material. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $4.2 million, $2.0 million and $5.9 million, respectively, for the years ended December 31, 2011, 2010 and 2009.

Compensation Expense (in thousands)	2011	2010	2009
Cost of sales	$1,672	$932	$799
Research and development	3,055	2,087	1,826
Sales and marketing	4,285	2,885	1,936
General and administrative	10,528	7,688	5,186
Share-based compensation expense before taxes	19,540	13,592	9,747
Income tax benefit	4,231	2,856	2,913
Net share-based compensation expense	$15,309	$10,736	$6,834

18.	Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through an indefinite period of time. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $20.3 million, $17.9 million and $13.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.
Minimum future obligations under capital and operating leases at December 31, 2011 are as follows:

(in thousands)	Capital Leases	Operating Leases
2012	$5,384	$15,879
2013	5,307	12,067
2014	5,196	9,316
2015	5,178	6,905
2016	3,922	4,763
Thereafter	2,802	3,018
	27,789	$51,948
Less: Amount representing interest	(4,287)
	23,502
Less: Current portion	(4,006)
Long-term portion	$19,496

Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $25.7 million and $16.4 million at December 31, 2011 and 2010, respectively. Royalty expense relating to these agreements amounted to $43.3 million, $45.7 million, and $47.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2011, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2012	$54,686	$1,600
2013	25,556	1,122
2014	496	1,222
2015	—	1,222
2016	—	1,222
Thereafter	—	3,388
	$80,738	$9,776

Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, we could be required to make additional contingent cash payments totaling up to $103.1 million based on the achievement of certain revenue and operating results milestones as follows: $26.5 million in 2012, $11.1 million in 2013, $12.3 million in 2014, $4.7 million in 2015, $6.4 million in 2016, and $42.1 million, payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $103.1 million total contingent obligation, approximately $39.8 million is accrued as of December 31, 2011. We reassessed the fair value of the contingent consideration as of December 31, 2011 the result of which was not materially different from the fair value determined as of the date of the acquisitions.

Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2011, the commitment under these agreements totaled $19.2 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2011 and 2010 appropriately reflect the estimated cost of such warranty obligations.
Preacquistion Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $7.0 million as of December 31, 2011 ($27.0 million as of December 31, 2010). In addition, we have recorded $6.2 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2011 ($28.7 million as of December 31, 2010).
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of December 31, 2011, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.
QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.
On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and seeking monetary damages. Operon asserted that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach caused damages, including lost profits. QIAGEN denied the allegations and asserted counterclaims. The dispute was submitted to an arbitration panel and in June 2011 the arbitration panel concluded in favor of QIAGEN on all claims. As a result, in 2011, Operon paid QIAGEN approximately $2.1 million for past-due receivables, interest and legal fees.
Cybeles Life Science Consulting (Claimant) vs. Research Biolabs Ptd. Ltd. (Respondent)

On August 18, 2010, Cybeles Life Science Consulting (Cybeles) initiated an arbitration proceeding against QIAGEN's Singaporean affiliate Research Biolabs Pte. Ltd. (Research Biolabs) in the Swiss Chambers' Court of Arbitration and Mediation. The Notice of Arbitration alleged breaches of the distribution agreement between the parties, and claimed loss and damage in the amount of approximately $1.3 million. Research Biolabs considers the complaint as not justified and will continue to vigorously defend the claim.

19.	Employee Benefit Plans
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.3 million, $2.1 million and $2.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2011, 2010 and 2009.

We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.9 million at December 31, 2011 and $2.4 million at December 31, 2010, and is included as a component of other long-term liabilities on the consolidated balance sheets.

20.	Related Party Transactions
In 2011 and 2010, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. We incurred consulting expenses of approximately $0.1 million and $0.3 million in December 31, 2011 and 2010, respectively, for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 12, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2011 and 2010, we had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $4.4 million and $3.3 million, respectively. We also had amounts receivable from QIAGEN Finance of $3.4 million and $2.3 million, respectively. As of December 31, 2011 and 2010, we have a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.
From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2011	2010
Net sales	$6,287	$2,605
Loans receivable	$1,539	$1,560
Accounts receivable	$3,606	$2,400
Accounts payable	$4,642	$1,755

21.	Segment Information
Considering the acquisitions made during 2011, we determined that we still operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

(in thousands)	2011	2010	2009
Net Sales
Consumables and Related Revenues	$1,011,863	$937,714	$870,216
Instrumentation	157,884	149,717	139,609
Total	$1,169,747	$1,087,431	$1,009,825

Geographical Information
Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, the United Kingdom, France and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $23.9 million, $21.5 million and $20.3 million for the years ended 2011, 2010 and 2009, respectively, and these amounts are included in the line item Europe as shown in the table below.

(in thousands)	2011	2010	2009
Net Sales
Americas:
United States	$466,502	$472,682	$446,151
Other Americas	55,137	50,912	47,995
Total Americas	521,639	523,594	494,146
Europe	444,441	398,029	363,949
Asia Pacific & Rest of World	203,667	165,808	151,730
Total	$1,169,747	$1,087,431	$1,009,825

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.1 million and $0.5 million for the years ended 2011 and 2010, respectively.

(in thousands)	2011	2010
Long-lived assets
Americas:
United States	$98,717	$100,342
Other Americas	2,579	2,154
Total Americas	101,296	102,496
Europe	259,220	231,405
Asia Pacific & Rest of World	11,276	11,763
Total	$371,792	$345,664

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2009:
Allowance for doubtful accounts	$3,070	$1,705	$(562)	$(811)	$3,402
Year Ended December 31, 2010:
Allowance for doubtful accounts	$3,402	$1,444	$(771)	$(848)	$3,227
Year Ended December 31, 2011:
Allowance for doubtful accounts	$3,227	$2,131	$(593)	$(450)	$4,315

S-1