Form 20-F
period 2012-12-31
QIAGEN NV
filed 2013-03-04
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
Roland Sackers, Tel: 011-31-77-320-8400, Fax: 011-31-77-320-8409
QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands
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
The number of outstanding Common Shares as of December 31, 2012 was 234,543,793.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 1, 2013, was $1.3000 per €1.
For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
QIAGEN N.V. is registered under its commercial and legal name with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company.
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheets at December 31, 2012 and 2011 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2009 and 2008, and the consolidated balance sheets as of December 31, 2010, 2009 and 2008, is derived from audited consolidated financial statements not included in this Annual Report. The 2010, 2009 and 2008 amounts for working capital, total assets and total long-term liabilities, including current portion, have been adjusted to correctly reflect deferred taxes as current or non-current and to net deferred tax positions within the same tax jurisdictions. These balance sheet reclassifications had no effect on total equity at December 31, 2010, 2009 and 2008.
Selected Financial Data

The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2012	2011	2010	2009	2008
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,254,456	$1,169,747	$1,087,431	$1,009,825	$892,975
Cost of sales	430,432	419,938	371,869	342,752	293,285
Gross profit	824,024	749,809	715,562	667,073	599,690
Operating Expenses:
Research and development	122,476	130,636	126,040	107,900	97,331
Sales and marketing	343,549	307,332	267,484	244,814	227,408
General and administrative, integration and other	152,068	185,507	110,009	115,933	113,936
Acquisition-related intangible amortization	36,117	26,746	23,492	18,221	14,368
Purchased in-process research and development	—	—	—	—	985
Total operating expenses	654,210	650,221	527,025	486,868	454,028
Income from operations	169,814	99,588	188,537	180,205	145,662
Other expense	(24,661)	(3,376)	(15,416)	(7,875)	(26,376)
Income before provision for income taxes	145,153	96,212	173,121	172,330	119,286
Provision for income taxes	15,616	1,263	28,810	34,563	29,762
Net income	$129,537	$94,949	$144,311	$137,767	$89,524
Net income (loss) attributable to noncontrolling interest	31	(1,089)	—	—	491
Net income attributable to QIAGEN N.V.	$129,506	$96,038	$144,311	$137,767	$89,033
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.55	$0.41	$0.62	$0.67	$0.45
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.54	$0.40	$0.60	$0.64	$0.44
Weighted-average common shares outstanding
Basic	235,582	233,850	232,635	206,928	196,804
Diluted	240,746	239,064	240,483	213,612	204,259
 ____________________

(1)	See Note 19 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2012	2011	2010	2009	2008
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$394,037	$221,133	$828,407	$825,557	$333,313
Working capital (1)	$725,752	$293,753	$1,003,489	$972,183	$446,117
Total assets	$4,087,631	$3,729,685	$3,878,478	$3,769,219	$2,810,789
Total long-term liabilities, including current portion	$1,101,550	$725,874	$1,118,932	$1,171,065	$1,128,301
Total equity	$2,724,363	$2,557,798	$2,476,353	$2,291,169	$1,453,844
Common shares, par value	$2,769	$2,739	$2,724	$2,711	$2,212
Common shares outstanding	236,487	234,221	233,115	232,074	197,839
_________________
(1) Working capital is current assets less current liabilities.
Risk Factors
Risk Management
Our risk management approach embodies the key elements of a sound risk management system including (1) active board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls.
The Company is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the Company's risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of our risk management system. Risk management policies and procedures and embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.
Identified risks are subdivided into three types:

•	A base business risk one is specific to us or our industry and that threatens our current and existing business;

•	A business growth risk is a risk specific to us or our industry that threatens our future business growth; and

•	An underlying business risk, which comprises risks that are not specific to us or our industry but apply to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully mitigate such risks. The results of the risk assessment and any updates are reported to the Audit Committee on a regular basis. Each quarter a detailed risk reporting update is provided to the Audit Committee for specific risks which have been newly identified or have changed since the last assessment. On a semi-annual basis the overall risk inventory is updated for all risks that are categorized as either a base business risk or a risk to business growth. A detail review of all underlying business risks is done every year. At least once a year, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.
Our corporate governance structure is based on a strong framework of the responsibilities of our Managing and Supervisory Boards (discussed in more detail in Item 10 of this Annual Report) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in Item 6 of this Annual Report). We maintain an adequate internal control over financial reporting to ensure the integrity of financial reporting as described further in Item 15 of this Annual Report. Additionally, we maintain a Compliance Committee under the leadership of the Chief Financial Officer, who is also a member of the Managing Board. The Compliance Committee consists of senior executives from various functional areas who are responsible to ensure compliance with legal and regulatory requirements in addition to overseeing the communication of corporate policies, including our Code of Ethics as described further in Item 16B of this Annual Report.

Risk Types
Base Business Risk
•  Identification and monitoring of competitive threats to the business
•  Monitoring complexity of product portfolio
•  Monitoring dependence on key customers for single product groups
•  Dependence on individual production sites or suppliers
•  Evaluating purchasing initiatives, price controls and changes to reimbursements
•  Monitoring of production risks, including contamination prevention, high-quality product assurance
• Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	• Managing development and success of key R&D projects • Managing successful integration of acquisitions to achieve anticipated benefits
Underlying Business Risk
•  Financial Risks including Economic risk and fluctuations in currency exchange rates
•  Financial Reporting Risk including monitoring multi-jurisdiction tax compliance
•  Evaluating possible asset impairment events
•  Compliance and Legal risks including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending regulatory product approvals
• Risks of FCPA or anti-trust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact our results of operations, liquidity or capital resources.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown rapidly, with total net sales increasing to $1.25 billion in 2012 from $1.01 billion in 2009. We have made several acquisitions in recent years, including AmniSure in 2012 and Cellestis Ltd. and Ipsogen S.A. in 2011. Other acquisitions include SABiosciences and DxS Ltd. in 2009; Corbett Life Science Pty. Ltd., or Corbett, in 2008; and Digene Corporation, or Digene, in 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay Technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project was completed in early 2012. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and this project is expected to continue into 2014. These expansion projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we fully utilize the additional capacity of these planned facilities. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.
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
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.
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
Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our next generation sequencing platform and our high-throughput QIAensemble automation platform and related Sample & Assay Technologies.
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
Our results of operations could be materially affected by adverse general conditions in the global economy and global financial markets. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests, in particular our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our molecular diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.
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
Our results of operations could also be negatively impacted by automatic U.S. government spending cuts ("sequestration") that may take effect in 2013. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies.
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

Contributions in 2012 from sales in the United States of our HPV test products represent approximately 13% of our total net sales. While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. In times of economic hardship or high unemployment patients may decide to forego or delay routine tests. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S., but if we fail to further diversify, we could be at risk that under-performance of the HPV line or loss of a customer could materially affect results of operations.
Our sales of HPV products will be affected by the level of acceptance of HPV screening by physicians and laboratories.
Sales of our HPV-related Molecular Diagnostics products depend upon our ability to develop greater acceptance by physicians and laboratories of the clinical benefits of HPV screening as a necessary part of the standard of care for screening women for risk of cervical cancer, either alone or in conjunction with cytology-based tests (Pap tests). This applies to the U.S. as well as Europe and other markets around the world. Pap tests have been the principal means of cervical cancer screening since the 1940s. Our HPV test is supported by extensive clinical data showing its significant benefits in better identifying women at risk for cervical cancer than a Pap test alone, and prevailing standards of care in the U.S. now include HPV tests in conjunction with Pap tests. In the U.S. approximately half of cervical cancer screening includes co-testing of molecular HPV tests along with Pap smears. These standards are also being adopted in other countries around the world. However, technological advances designed to improve quality control over sample collection and preservation, as well as to reduce the susceptibility of Pap tests to human error, may increase physician reliance on the Pap test and solidify its market position as the most widely used screening test.
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
Competition could reduce our sales.
We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” or lab-developed methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitors are developing and using their own internally developed molecular tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized Sample & Assay Technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.
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
We believe that customers in the market for pre-analytical sample technologies as well as for assay technologies display significant loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly integrate these products into their operations. As a result, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.
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
Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, recordkeeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.
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
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications”. If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in “Laboratory-Developed Tests” (LDTs), where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use.

Further, the FDA has announced its intention to begin regulating lab-developed tests in a phased-in approach, but details of proposed regulations have not yet emerged. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. On the other hand, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for these instruments. On the consumables side, LDTs can be competitors to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays in Molecular Diagnostics, as well as approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny may be attractive not only to reference laboratories and healthcare providers, but also to translational researchers in Pharma and Academia using molecular assays to develop and study products they expect to commercialize. At this point the ultimate impact of potential new FDA policies on LDTs is uncertain.
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
For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends, in some measure, on the commercial success of the relevant drugs. More companion diagnostics would be sold in combination with a widely prescribed drug than a drug with limited use. Hence, the future success of these diagnostics depends on our Pharma partners' actions and commercial success.

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
Our senior management consists of the Managing Directors and our most senior executives responsible for core functions, and led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz could have a material adverse effect on our operations. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.
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
Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations. Additionally, changes in other laws, such as the U.S. health care reform legislation that was signed into law in the U.S. in 2010, may subject us to additional excise taxes. The increased tax burden as a result of changes in law may adversely affect our results of operations.
We have a significant amount of debt that may adversely affect our financial condition.
We have a significant amount of debt and debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

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
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2012, we had outstanding long-term loan facilities of approximately $847.0 million, of which $0.9 million was current and due in 2013. Furthermore, as of December 31, 2012, we had capital lease obligations, including the current portion, of $19.9 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.
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
At December 31, 2012, our consolidated balance sheet reflected approximately $1.8 billion of goodwill and approximately $853.9 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
Exchange rate fluctuations may adversely affect our business and operating results.
Since we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We economically hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
Our strategic equity investments may result in losses.
We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.
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
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S., and our instrumentation facilities are located in

Switzerland. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, Russia and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
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
We have made investments in and are expanding our business into emerging markets and regions, which exposes us to risks.
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.
Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan, which experienced a severe earthquake followed by a tsunami in March 2011. To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2012, we owned 193 issued patents in the United States, 143 issued patents in Germany and 767 issued patents in other major industrialized countries. In addition, at December 31, 2012, we had 972 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $22.20 to a low of $12.47 on NASDAQ, and a high of €15.25 to a low of €9.07 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of our peer companies;

•	changes in government regulations, tax laws or patent laws;

•	developments in patent or other intellectual property rights;

•	developments in government spending budgets for life sciences-related research;

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and

•	impact from foreign exchange rates.
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
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2012, a total of approximately 236.5 million Common Shares were outstanding along with approximately 12.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 4.3 million were vested. A total of approximately 19.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2012, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.
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
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.
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
Description of our business
Company overview

QIAGEN is the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in Molecular Diagnostics, Applied Testing, Pharma and Academia. QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids-biological molecules such as DNA and RNA that are essential for life as carriers of genetic information. Since the introduction of that first ready-to-use kit, QIAGEN has expanded to become the global leader with a broad offering of molecular technologies, including related automated systems.
Our products are used in virtually all areas of science focused on advancing knowledge about the molecular basis of life. QIAGEN has become a trusted partner by enabling customers to obtain exciting insights with products that are considered standards for quality and reliability. More than one billion biological samples are estimated to already have been prepared or analyzed using QIAGEN technologies in laboratories around the world. Net sales of $1.25 billion in 2012 were composed of consumable kits and other revenues (87% of sales) and automated systems and instruments (13% of sales).
QIAGEN has leveraged its leadership position in Sample & Assay Technologies to build a strong global position in Molecular Diagnostics, now our largest customer class, accounting for 49% of net sales in 2012. The commercial applications of molecular technologies are transforming healthcare by providing highly specific genetic information to guide prevention and treatment strategies.

With a focus on innovation, QIAGEN markets more than 500 core products that are distributed in thousands of variations and combinations. Innovative products are continually being introduced to address new market opportunities or extend the life of existing product lines. We have made a number of strategic acquisitions to enhance our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”
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

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.
Recent Developments
QIAGEN achieved a number of recent strategic milestones in the development of our business:

•
In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio and beneficial to our presence in women's health. AmniSure provided a new growth driver for QIAGEN in 2012 as we integrated this Point of Need product into our commercial operations.

•
In June 2012, we unveiled an initiative to enter the next-generation sequencing (NGS) market by creating an innovative sample-to-result NGS workflow designed to enable the routine use of this breakthrough technology in areas such as clinical research and molecular diagnostics. Adoption of NGS beyond life science research has been hampered by workflow challenges related in part to the larger number of samples processed in clinical settings.

Our highly automated NGS offering will integrate a range of QIAGEN consumable and automation solutions, as well as components accessed through partnerships or acquired, including our acquisition of Intelligent Bio-Systems, Inc. in early 2012. Development of our unique GeneReader NGS benchtop sequencer, addressing many challenges for customers in clinical research and diagnostics, is on track. In late 2012 and early 2013, QIAGEN has launched 15 NGS products, all “universal” or compatible with any NGS platform, to enhance pre-analytical sample preparation, DNA library preparation and detection of targeted cancer genes. We plan to begin placing QIAGEN NGS workflows with selected customer groups during 2013.

•
A landmark addition of test content was achieved in July 2012 when we received U.S. regulatory approval for our therascreen® KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer. Leading U.S. laboratories covering approximately half of the current KRAS testing volumes in the U.S. adopted the therascreen® KRAS test by year end. The first therascreen® companion diagnostic approved by the Food and Drug Administration (FDA) marked a milestone in global expansion of our Personalized Healthcare franchise, building on success in Europe and Japan, where we offer a range of companion diagnostics. In January 2012, for example, our therascreen® EGFR Mutation Detection Kit RGQ was approved in Japan to guide treatment of cancers targeted by certain anticancer drugs. In late 2012, the therascreen® EGFR RGQ PCR Kit was submitted to the FDA to guide treatment with afatinib, an investigational oncology compound developed by Boehringer Ingelheim that was granted FDA priority review status in January 2013.

•
Our QIAsymphony platform achieved several milestones as placements exceeded the target of 750 by year-end 2012. In July 2012, one of the modules in the QIAsymphony family, the Rotor-Gene Q MDx real-time PCR cycler, received U.S. regulatory approval for use with our KRAS companion diagnostic kit, following approval earlier in the year to run our influenza A/B test kits. Also in July, the QIAsymphony RGQ platform received validation from an independent food safety group, the AOAC Research Institute, to run our mericon® Salmonella spp. kit in an automated workflow from food sample to final result. In 2012, China's State Food and Drug Administration (SFDA) approved QIAsymphony SP for automated sample preparation and QIAsymphony AS for assay setup workflows. With the 2010 SFDA clearance of the Rotor-Gene Q real-time PCR thermocycler, QIAGEN now offers customers in China the full QIAsymphony RGQ modular system.

•
In September 2012, our emerging Point of Need franchise reached a milestone with the first regulatory approval in healthcare for the ESEQuant Lateral Flow System, a portable platform that QIAGEN acquired in 2010 and is developing for multiple applications. Under an agreement with Lepu Medical Technology (Beijing) Co., Ltd., a leading medical device company in China, the ESEQuant instrument will be deployed in emergency rooms to provide rapid results from Lepu's tests for cardiac markers - diagnosing acute myocardial infarction (heart attack) without sending samples out to a laboratory.

•
In October 2012, we announced a collaboration with Bayer HealthCare for development and commercialization of companion diagnostics paired with novel Bayer drugs, initially to enhance the treatment of various solid tumors. The assays under development will be designed to run on our QIAsymphony family of automated instruments. In addition to the Bayer collaboration, we have a significant number of projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotech companies.

•
In November 2012, we announced China's SFDA approved QIAGEN's careHPV Test and instrument platform, the first molecular diagnostic for human papillomavirus, or HPV, designed for low-resource clinical settings, such as areas lacking electricity, water or modern laboratories. Following product availability for careHPV in China in January 2013, we expect to introduce it in India and other emerging markets as approvals are received. In March 2012, we expanded access to our digene HPV Test across China through a co-marketing agreement with KingMed Diagnostics, China's largest independent laboratory network. The digene HPV Test was first registered in China in 2000 and is widely available in many of the country's top-tier hospitals and private labs. The KingMed agreement extends access to smaller hospitals, with KingMed functioning as a centralized laboratory.

•
In January 2013, we announced three agreements to add biomarkers to our development pipeline for new companion diagnostics to guide treatment decisions in diseases such as rheumatoid arthritis, lung cancer and colorectal cancer. Most of the assays will be designed to run on the QIAsymphony RGQ automation system, as well as our NGS workflow currently in development.

•
In February 2013, we announced a master collaboration agreement with Eli Lilly and Company for the development and commercialization of companion diagnostics for pairing with Lilly investigational and approved medicines across all therapeutic areas. The agreement creates a framework for expanding QIAGEN and Lilly's existing collaboration to development of additional potential products.
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
Assay Technologies:    Building on its leadership in sample technologies, QIAGEN has developed assay technologies that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific demands of various research areas and commercial applications. Laboratory-Developed Test (LDT) assays enable the customer to target molecules of interest for detection using reagents in the kit on platforms such as polymerase chain reaction (PCR). Commercially approved assays are preconfigured by QIAGEN to test for specific targets such as genetic mutations, gene expression levels, influenza, human papillomavirus (HPV), tuberculosis (TB), hepatitis and herpes viruses, or human immunodeficiency virus (HIV).
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
Our largest-selling product is the digene HC2 HPV Test, a signal-amplified test regarded as the “gold standard” in testing for high-risk strains of HPV, the primary cause of cervical cancer in women.
Related revenues include royalties, milestone payments from co-development agreements with pharmaceutical companies for companion diagnostics, payments from technology licenses and patent sales. We also have revenue from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

Automation platforms and instruments:
Our instrumentation systems automate the use of Sample & Assay Technologies into efficient solutions for a broad range of laboratory needs. These platforms, which account for approximately 10-15% of net sales, enable customers to perform reliable and reproducible nucleic acid sample preparation, assay setup, target detection and other laboratory tasks.
QIAGEN offers automated platforms for all phases of testing, from sample to result. Among them:

QIAsymphony is an innovative, easy-to-use modular system that is making laboratory workflows more efficient and helping to disseminate standardized, regulator-approved diagnostics. The platform offers many features of interest to laboratories, such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation's New Product Award (NPA) following its introduction in 2008. In late 2010, we launched

QIAsymphony RGQ, an integrated system that has started a new era of integrated workflow consolidation and laboratory automation, covering all steps from initial sample processing to final result. QIAsymphony RGQ gives customers access to a broad menu of commercially available assays while also allowing them to run their own PCR-based LDTs, which account for more than half of the volume of tests performed in many molecular diagnostic laboratories. In 2012, the installed base of QIAsymphony systems increased to more than 750 instruments worldwide, up from more than 550 at year-end 2011.

Rotor-Gene Q, the world's first rotary real-time PCR cycler system, uses real-time PCR reactions to make specific sequences of DNA and RNA visible through amplification and quantifiable through real-time measurement. This system enhances QIAGEN's options to offer sample and assay technology solutions spanning from sample to result, and is an integral part of the QIAsymphony RGQ system.

QIAensemble is a mid- to high-throughput automation platform for rapid turnaround of higher volumes of tests used for preventive screening, particularly for pathogens such as HPV. QIAGEN is developing automation upgrades to QIAensemble based on the current Rapid Capture System, as well as next-generation capabilities and expanded test menus. In late 2011 we launched QIAensemble Decapper, the first instrument to automate the handling of liquid-based cytology and other liquid samples in clinical laboratories - saving money and time by eliminating a series of tedious steps.

PyroMark is a high-resolution detection platform based upon Pyrosequencing technology that allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level. This enables users to identify even previously unknown mutations or variations in targeted DNA regions. This technology also can be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and also can be of great value to diagnostic laboratories running personalized healthcare and profiling assays.

QIAcube, a sample processing instrument incorporating novel and proprietary technologies, allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the NPA honor in 2007.

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

Customers
From the early days of the biotechnology revolution, we believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology-and that major new commercial uses would develop for information extracted from DNA and RNA. Since 1986, we have been supplying customers with innovative proprietary products for the analysis of nucleic acids.
We sell our products, sample and assay kits known as consumables and automated instrumentation platforms using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery, translational medicine and clinical development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
Molecular Diagnostics
The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. In recent years, the advent of PCR and other amplification technologies has brought nucleic acid-based diagnostics into routine use in healthcare around the world.
This new generation of molecular diagnostics can be used to identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences or to characterize previously unknown DNA sequences related to human diseases. Commercial applications for molecular diagnostics are multiplying as researchers identify new biological markers for disease and develop novel technologies for detection and analysis of those diagnostic clues from the human body.
The molecular diagnostics market, with sales estimated by industry experts at approximately $5 billion in 2013 is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of 10% or more. Market penetration is still low in the U.S., other developed countries and emerging markets. However, given the advantages of precise genetic information over traditional tests, QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the Molecular Diagnostics customer class is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:
Prevention-using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent TB infection to guard against active TB disease.
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

We offer one of the broadest portfolios of molecular technologies for human healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of sources, including blood, tissue, body fluids and stool, on automated systems that can handle hundreds of samples concurrently. Other key factors are the range of assays targeting various diseases and biomarkers, convenience and ease of laboratory workflow, versatility, reliability and standardization of the nucleic acid processing and detection procedures.
One of the largest prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year worldwide. We are the global leader in HPV screening technologies, with our market-leading “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world. In the United States, we sell our HPV products primarily for two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of adoption. We are working closely with public health authorities and researchers on an increasing number of clinical trials and policy initiatives aimed at expanding the use of HPV testing for prevention or follow-up to treatment of cervical cancer.
The early-warning QuantiFERON®-TB Gold test, which detects latent TB infection as a strategy for the prevention of TB disease in vulnerable populations, has become an important growth driver following QIAGEN's 2011 acquisition of the product with its developer, the Australian firm Cellestis Ltd. Approximately one-third of the world's population is infected with the tuberculosis bacterium but suffers no symptoms, a condition known as latent TB. However, about 5% to 10% of those patients at some point will develop active tuberculosis, a potentially life-threatening contagious disease that typical spreads from one active patient to 10 to 20 other people. The potential global market for latent TB detection is estimated at up to $1 billion.
In Profiling, we offer an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases, including HIV, hepatitis and influenza. We are expanding this portfolio of assays and intend to gain regulatory approvals for these products in various geographic regions in the coming years. In 2012, our assay for detection of Influenza A/B, the artus Infl A/B RG RT-PCR Kit, was approved by the FDA, to run on the Rotor-Gene Q MDx platform. A key element of our global content expansion will be the use of these assay technologies on QIAsymphony RGQ.
In Personalized Healthcare, we offer companion diagnostics to guide the selection of medicines in treating cancer and other diseases based on a broad portfolio of more than 30 biomarkers. In July 2012, QIAGEN achieved a milestone in Personalized Healthcare with FDA approval of the therascreen® KRAS RGQ PCR Kit for use in patients with metastatic colorectal cancer. The U.S. rollout of therascreen KRAS builds on a strong global leadership position including Japan, where regulators approved the therascreen KRAS and EGFR kits in 2011, and Europe, where QIAGEN offers 10 CE-marked assays for personalized healthcare applications. QIAGEN has more than 15 projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotechnology companies. We have collaborative projects with high-profile companies such as Amgen, Bayer, Boehringer Ingelheim, Bristol-Myers Squibb/ImClone, Eli Lilly, Pfizer and Sanofi. Ongoing acquisitions of biomarkers and other technologies contribute to our expanding co-development relationships. A key element of the global expansion in Personalized Healthcare is the ability of labs to efficiently use these assay technologies on QIAsymphony RGQ.
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
Applied Testing

Use of molecular technologies is growing in more and more areas of life as industry and government organizations apply standardized sample preparation and assay solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research - such as human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point of need testing. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.
Pharma
QIAGEN is a significant supplier for pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies in clinical settings. We estimate that about half of QIAGEN sales in this customer class support research, while the remaining half of sales support clinical development processes, including the stratification of patient populations based on genetic information. QIAGEN's GeneGlobe online portal (www.geneglobe.com) offers scientists an industry-leading source of information with searchable data on 60,000 genomic technologies for disease pathways, including annotations and references, to guide research and to enable ordering from this broad portfolio of assays.
As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the healthcare market as companion diagnostics, which are marketed in our Molecular Diagnostics customer class. Healthcare professionals use companion diagnostics to customize treatment by testing for specific genetic biomarkers that help determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

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

As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, the academic market also supports our presence in the Molecular Diagnostics and Pharma customer classes. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.
Global Presence by Geographic Market
QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

(in thousands)	2012	2011	2010
Net Sales
Americas:
United States	$518,130	$466,502	$472,682
Other Americas	42,921	55,137	50,912
Total Americas	561,051	521,639	523,594
Europe	459,321	444,441	398,029
Asia Pacific and Rest of World	234,084	203,667	165,808
Total	$1,254,456	$1,169,747	$1,087,431

Expansion into high-potential geographic markets is a core priority. Our top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented more than 10% of net sales in 2012. We have built a presence in China with approximately 350 employees, which represents our third-largest geographic market in terms of sales. In 2012, we added subsidiaries in Russia and Poland. In 2011, new subsidiaries were created in India and Taiwan, further expanding our presence in Asia.

Strategic Initiatives
We believe the relevant global market for molecular diagnostics and life science research products totals approximately $70 billion. Among the fundamental growth drivers in the business environment are ongoing breakthroughs and insights into molecular biology, new technologies to analyze molecular information, improvements in the quality of healthcare and reductions in cost using diagnostics, increasing demands for quality, and revenue streams made possible through consumable products.
We have grown substantially in recent years with a flexible strategy that includes developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.
QIAGEN is pursuing four strategic initiatives that aim to:
Drive platform success. We develop innovative instruments that enable our customers to efficiently perform molecular testing in a wide range of applications. Expanding the installed base of our instruments, particularly the QIAsymphony automation platform, also leads to growing sales of our consumable test kits.
Add content. We continually bring new tests to market across all customer classes, meeting urgent market needs in the diagnosis of disease, life science research and other applications. In molecular diagnostics we focus on standardized tests approved by regulatory agencies for routine use in healthcare. Expanding the menu of tests available for efficient workflow on our instruments also enhances the value of our platforms to laboratories.
Broaden geographic presence. We systematically establish and expand our presence in attractive markets around the world, especially high-growth emerging markets. We help developing countries bring state-of-the-art capabilities into their healthcare and research infrastructures. We also develop molecular technologies to meet specific needs in medicine or other applications for emerging markets such as China.
Grow efficiently and effectively. We pursue sustained growth and improved profitability through operational improvements and a culture that encourages focus, accountability and entrepreneurial decision-making. Our R&D, regional marketing and sales teams are integrated into the Molecular Diagnostics and Life Sciences business areas to connect our innovation and commercial activities directly with growing markets.

Research and Development
We are committed to expanding our global leadership in Sample & Assay Technologies. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop the most promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia – and to meet the needs of healthcare professionals and scientists in key geographic markets.
Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of these novel molecular technologies.

•	Expanding our broad portfolio of “content” – in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.
Our research and development investments are among the highest compared to other companies in our industry. Approximately 700 employees in research and development work in eight centers of excellence on four continents. Our comprehensive intellectual property portfolio spans more than 1,000 granted patents and more than 900 pending applications.
Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular technologies in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAsymphony RGQ, designed to allow fully integrated processing from initial sample to final result, has expanded the QIAsymphony installed base since the launch of the fully integrated system in late 2010. We plan to integrate modules in the future for specialized needs such as next-generation sequencing. In late 2011, we launched the QIAensemble Decapper, the first instrument that automates the tedious process of handling liquid clinical sample vials, enhancing our high-throughput QIAensemble platform. In 2012, we announced an initiative to develop a new platform for NGS with the workflow characteristics needed to expand NGS from its current focus in life science research into widespread use in healthcare and clinical research. We plan a phased market entry of this platform in 2013.
We are commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The rollout of QIAsymphony RGQ is accompanied by an extensive development program involving assays for Molecular Diagnostics and other customer classes. U.S. regulatory submissions made in 2012 include a companion diagnostic for a new cancer drug targeting EGFR (epidermal growth factor receptor) and our pre-molecular assay for cytomegalovirus infection (CMV) in transplant patients. In Applied Testing, QIAGEN continues to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. The total combined addressable markets for our current assay development portfolio approach $1 billion in potential annual sales.
In addition, we are investing in co-development of companion diagnostics for personalized healthcare through projects with pharmaceutical and biotech companies. These programs typically begin with development of targeted assays to assist our customers in the clinical development of new drugs by identifying patient populations most likely to respond favorably to specific therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.
Sales and Marketing
We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced personnel who sell our products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. In addition, business managers oversee relationships with key accounts to ensure that we are is serving their needs on the commercial side, such as procurement systems, financing arrangements, data on the costs and value of our systems, and collaborations among organizations. We also have specialized independent distributors and importers in many markets.
Our marketing strategy focuses on providing high-quality products that offer customers unique value, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or e-mail, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.
Our GeneGlobe online portal (www.geneglobe.com) has become a valuable outreach to life science researchers in Pharma and Academia by providing an industry-leading resource on disease pathways, biomarkers and genomic information. GeneGlobe provides searchable, annotated data on 60,000 pathway and gene-related technologies, with links to order products related to each avenue of investigation.
We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. We have full Japanese and Chinese language versions of our website, and some information is available on our site in French, German and Korean to support these markets. Information contained on our website, or accessed through it, is not part of this Annual Report. In addition, we hold numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special promotions, and we offer personalized electronic newsletters with useful information for molecular biology applications.

In addition to keeping customers informed of new product offerings, we offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. Stocked with our products, the QIAcabinet offers customers the convenience of immediate access, reducing reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as products are used. QIAcabinet increases our visibility in the laboratory and helps maintain our competitive position, while reducing distribution costs.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2012, our purchases of intangible assets totaled $26.1 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2012, we owned 193 issued patents in the United States, 143 issued patents in Germany and 767 issued patents in other major industrialized countries. We have over 972 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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

Competition
In the Academic and Pharmaceutical markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages in speed, reliability, convenience, reproducibility and ease of use.
We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. and Promega Corp. for assay solutions and for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use.
The medical diagnostics and biotechnology industries are subject to intense competition. In our HPV franchise within our molecular diagnostics customer class, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies such as Roche Diagnostics GmbH and Hologic, Inc., which have been marketing FDA-approved HPV testing products in the U.S. in recent years. We expect competition to intensify, but our leading position in the HPV market is supported by our marketing efforts and the data supporting our digene HPV Test. We believe we have a competitive advantage driven by the fact that close to 90 million of these tests have been distributed worldwide as well as a multitude of clinical trials encompassing more than one million women. These clinical trial results, many of which have been published in peer-reviewed journals such as the New England Journal of Medicine, have validated that our HPV test products, used alone or in conjunction with the Pap test, demonstrate high clinical sensitivity and high negative predictive value for diagnosis of cervical disease and cancer. In addition to the industry-leading clinical performance of our assay, our automation systems offer other competitive benefits, for the high-volume HPV testing market, including performance and reliability, ease of use, standardization, cost, proprietary position and regulatory approvals. The QIAensemble Decapper, a unique instrument that automates time-consuming manual steps for handling liquid sample vials, was added for the U.S. market in late 2011. A number of major U.S. customers for HPV screening products operate under multiyear contracts with us, in which we provide competitive pricing and other benefits.
Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens and Hologic. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and availability of reimbursement.
We do not believe our competitors have the same comprehensive approach to Sample & Assay Technologies as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample preparation-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.
Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.
Suppliers
As part of our quality assessment procedures, we periodically evaluate the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.
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

The Physician Payment Sunshine Act, or Sunshine Act, which was enacted as part of the Affordable Care Act, or ACA, requires applicable manufacturers of drugs, devices, biologicals, or medical supplies covered under Medicare, Medicaid or the Children's Health Insurance Program, to report annually to the Secretary of the Department of Health and Human Services payments or other transfers of value made by that entity, or by a third party as directed by that entity, to physicians and teaching hospitals, or to third parties on behalf of physicians or teaching hospitals, during the course of the preceding calendar year. The Final Rule implementing the Sunshine Act, published on February 8, 2013, requires data collection on payments to begin on August 1, 2013.  The first annual report, comprised of data collected from August 1, 2013 to December 31, 2013, is due March 31, 2014.  Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1 million). We will be required to collect data on these payments and report such payments.
Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers do contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We are currently evaluating the potential impact of, and developing an implementation strategy for, this legislation.
Organizational Structure
QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Exhibit 8.1 to this Annual Report.

Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. Our instrument production facilities are located in Switzerland. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $102.0 million, $86.8 million and $79.7 million for 2012, 2011 and 2010, respectively.
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
Our facilities in Hilden, Germany, currently occupy a total of approximately 755,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet and 40,000 square feet in Frederick, Maryland for manufacturing, warehousing, distribution and research operations.
In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2013, with both projects estimated at a total cost of approximately $94.0 million, of which $86.4 million had been incurred as of December 31, 2012. We anticipate being able to fund these expansions with cash generated by operating activities.
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
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” in Item 3 of this Annual Report.
Results of Operations
Overview
We are the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing- government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2012, we employed approximately 4,000 people in more than 35 locations worldwide.
In 2012, operating income on a consolidated basis was $169.8 million, a 71% increase from $99.6 million in 2011, which in turn was a 47% decline compared from $188.5 million in 2010. The 2011 decline was due to the impact of a restructuring-related charge in the fourth quarter of 2011.

We have delivered five-year compound annual growth rates of approximately 14% in net sales and 21% in net income through 2012, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.
Recent Acquisitions
We have made a number of strategic acquisitions since 2010, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•
In June 2012, we unveiled an initiative to enter the NGS market, including our early 2012 acquisition of Intelligent Bio-Systems, Inc., which added important expertise and innovative technologies in this emerging field. Our NGS initiative aims to expand next-generation sequencing technologies from the current focus on life science research into routine use in clinical research and molecular diagnostics. The expected sample-to-result workflows will incorporate a next-generation benchtop sequencer, our QIAcube and QIAsymphony automation platforms, leading sample preparation solutions, specialized gene panels and GeneGlobe (www.geneglobe.com) portfolio of more than 60,000 well-defined and characterized molecular assays. New bioinformatics, including NGS solutions from a new collaboration with SAP AG, will handle clinical data produced in next-generation sequencing. Our new NGS platform is expected to be phased into the market in 2013.

•
In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio.

•
In August 2011, we acquired Cellestis Ltd., an Australian company that created the proprietary “pre-molecular” QuantiFERON® technology. The early-warning QuantiFERON®-TB Gold test, which detects latent tuberculosis (TB) infection as a strategy for the prevention of active TB disease in vulnerable populations, has become an important growth driver in 2012. Also in 2012, we submitted the QuantiFERON®-CMV test to the FDA for use in diagnosing cytomegalovirus (CMV).

•
In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. Through a public tender offer for the remaining shares, we had acquired 89% of the shares of Ipsogen by year-end 2012. We intend to fully acquire Ipsogen through future public offers. Effective January 1, 2013, Ipsogen was renamed QIAGEN Marseille and its sales and distribution networks were integrated with our commercial operations.

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
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Considering the acquisitions made during 2012, we determined that we still operate as one business segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2012, Compared to 2011
Net Sales
In 2012, net sales increased 7% to $1.25 billion compared to $1.17 billion in 2011. This increase in net sales was driven by business expansion in all customer classes - particularly Molecular Diagnostics and Applied Testing - and all geographic regions. Contributions from the acquisitions of Ipsogen (until July 2012), Cellestis (until August 2012) and AmniSure (acquired in May 2012) provided six percentage points of total growth, and the rest of our portfolio provided four percentage points. Currency movements had a negative impact of three percentage points on reported sales growth. In 2012, consumable and related revenues, which represent approximately 87% of total sales, increased 7% as compared to 2011. Sales of instrumentation products, which represent 13% of net sales, increased 7% in 2012. Instrument sales benefited during 2012 from demand for a broad range of QIAGEN instruments. We exceeded our 2012 goal for more than 200 new placements of the QIAsymphony automation platform, reaching an installed base of more than 750 platforms. Approximately 70% of total QIAsymphony placements as of the end of 2012 have been with Molecular Diagnostics customers, primarily through reagent rental agreements where revenues are recognized over a multiyear period. Demand also has been strong among Applied Testing customers.
The Asia-Pacific / Japan region (+14% growth, 19% of sales) grew at a robust pace in 2012 on improving demand in China, Japan and our top emerging markets which include India and Korea. Results in the Europe / Middle East / Africa region (+2% growth, 33% of sales) advanced on higher sales in northern European countries and growth in all customer classes. The Americas (+8% growth, 47% of sales) rose on higher contributions from Molecular Diagnostics and Applied Testing, more than offsetting lower HPV sales in the region.
In Molecular Diagnostics, which represents approximately 49% of net sales, we achieved an increase of 13% of net sales in 2012 compared to 2011. Healthcare-related sales advanced in 2012, driven by new products and solid demand for instruments, particularly the QIAsymphony automation platform. In Prevention, the QuantiFERON-TB test (acquired with Cellestis in 2011) achieved growth in 2012 on initiatives in the U.S. and Europe to drive greater use of this new test for latent tuberculosis (TB). Full-year 2012 sales of products used in HPV testing performed in line with expectations, as steady volumes in the U.S. were more than offset by pricing pressure from the implementation of multiyear customer agreements. Personalized Healthcare delivered ongoing strong growth on global demand for the therascreen portfolio of companion diagnostic kits - particularly the KRAS test launched in mid-2012 after FDA approval for use in metastatic colorectal cancer patients - as well as higher revenues from co-development projects with pharmaceutical companies. In Point of Need, the AmniSure assay for premature rupture of fetal membranes in pregnant women provided important contributions after its acquisition in May 2012.
In Applied Testing, which represents approximately 8% of net sales, we achieved 19% growth in 2012 compared to 2011, primarily on strong demand for consumables used in in human identification / forensics, veterinary medicine and food safety. Instrument sales also advanced in 2012, particularly following the early 2012 launch of assays for use on the QIAsymphony automation platform.
In Pharma, which represents approximately 19% of net sales, we experienced 3% growth in 2012 compared to 2011, led by a demand for products used in oncology research as well as the GeneGlobe portfolio. Also contributing to the growth was ongoing expansion of Certal products used on QIAsymphony for quality control in biopharmaceutical processing. However, growth rates were slower in the second half of 2012 as restructuring activities at some pharmaceutical companies impacted results.
In Academia, which represents approximately 24% of net sales, we experienced a 2% decline in 2012 compared to 2011 primarily due to currency movements. Concerns about future U.S. and European government funding for life sciences research prompted very cautious spending patterns among some customers in the U.S. and Europe in the fourth quarter of 2012. Funding uncertainties in these regions are expected to continue in 2013.
Gross Profit
Gross profit was $824.0 million, or 66% of net sales, in 2012, compared to $749.8 million, or 64% of net sales, in 2011. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. An increase in milestone payments from companion diagnostic co-development arrangements in 2011 negatively affected the 2011 margin since the gross margin on these services is significantly below the margin on product sales. Gross margin in 2011 also was negatively impacted by costs related to the relocation of production facilities, including moving into newly constructed production space in Hilden, Germany; costs incurred following the Japanese earthquake and other natural disasters; and costs related to the restructuring announced late in 2011.
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $78.5 million in 2012 from $70.2 million in 2011, as a result of an increase in intangibles acquired in recent business combinations. We expect our acquisition-related intangible amortization to continue to increase as a result of acquisitions.
During 2012, a total of $3.1 million was expensed to acquisition and restructuring-related cost of sales. These costs included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, we recorded reversals of $6.7 million related to changes in the fair value of contingent consideration and $4.6 million related to acquired contingent liabilities.
During 2011, a total of $9.6 million was expensed to acquisition and restructuring-related cost of sales. These costs included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations.

Research and Development
Research and development expenses decreased by 6% to $122.5 million (10% of net sales) in 2012, compared to $130.6 million (11% of net sales) in 2011. The decline was partially due to a refocusing of our portfolio of development projects in early 2012. Research and development expense was also positively affected by $5.8 million of currency exchange impact in 2012. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased 12% to $343.5 million (27% of net sales) in 2012 from $307.3 million (26% of net sales) in 2011. The increase in sales and marketing expenses reflects the acquisitions in 2012 along with increased sales and marketing investments to globalize the acquired Cellestis and Ipsogen product portfolios. The increase was partially offset by $10.2 million of favorable currency exchange impact in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products, but we expect sales and marketing costs will grow at a slower rate than our overall revenue growth over the long term.
Starting January 1, 2013, the United States began imposing a 2.3% excise tax on the sale, including leases, of any “taxable medical device,” that is any FDA-regulated device intended for human use, under the U.S. healthcare reform laws enacted in 2010. Based on our estimate of product revenue that is expected to be subject to the regulations, we currently expect that imposition of the tax will cost up to $6.0 million annually in 2013 and will be recorded as a selling expense.
General and Administrative, Restructuring, Integration and Other
General and administrative, business integration, restructuring and related costs decreased by 18% to $152.1 million (12% of net sales) in 2012 from $185.5 million (16% of net sales) in 2011. The net decrease is due primarily to the restructuring measures that started in late 2011 to streamline the organization. We expensed $41.0 million and $69.4 million in 2012 and 2011, respectively, to general and administrative restructuring costs related to internal restructuring of subsidiaries, including severance and retention costs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project was focused to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, general and administrative, integration and related costs decreased by $6.2 million due to currency impact in 2012, compared to the same period of 2011. During 2012, we incurred acquisition costs of approximately $4.5 million, primarily in connection with the acquisitions of AmniSure and Intelligent Biosystems. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2013. Over time, we believe the integration and restructuring activities will reduce general and administrative expenses as we improve efficiency in general and administrative operations.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.
During 2012, amortization expense on acquisition-related intangibles within operating expense increased to $36.1 million, compared to $26.7 million in 2011. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect acquisition-related intangible amortization to continue to increase as a result of our acquisitions.
Other Income (Expense)
Other expense was $24.7 million in 2012, compared to $3.4 million in 2011. The increase in total other expense in 2012 was primarily the result of higher foreign currency losses and decreased interest income partially offset by lower interest expense and higher income from equity method investees.
For the year ended December 31, 2012, interest income decreased to $2.4 million from $6.1 million in 2011. The decrease in interest income was primarily due to lower short-term investment balances during the first half of 2012.
Interest expense decreased to $23.5 million in 2012, compared to $25.4 million in 2011. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a lower average outstanding debt balance following repayments of $469.9 million in 2011.
For the year ended December 31, 2012, foreign currency losses of $7.2 million were realized compared to a gain of $12.4 million in 2011. The currency gain in 2011 includes a favorable currency fluctuation in related to the funding of the Cellestis acquisition.
Provision for Income Taxes
In 2012 and 2011, our effective tax rates were 11% and 1%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our effective tax rate in 2012 reflects the impacts of business and financing restructurings implemented during 2011 and 2012. The effective tax rate for 2011 includes the effect of restructuring costs related to our transformation project, including impairments that lowered the mix of earnings in our higher taxing jurisdictions.
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
General and Administrative, Integration and Other
General and administrative, business integration, restructuring and related costs increased by 69% to $185.5 million (16% of net sales) in 2011 from $110.0 million (10% of net sales) in 2010. The net increase was due primarily to $72.4 million in restructuring costs in 2011 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our 2011 acquisitions, partially offset by operational efficiencies. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, general and administrative, integration and related costs increased by $3.8 million due to currency impact in 2011, compared to the same period of 2010. During 2011, we incurred acquisition costs of approximately $13.9 million, primarily in connection with the acquisitions of Cellestis and Ipsogen. We have continued to incur integration costs for businesses acquired, totaling approximately $6.2 million in 2011, compared to $10.1 million in 2010.
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
Interest expense decreased to $25.4 million in 2011, compared to $27.8 million in 2010. Interest costs primarily relate to long-term debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a lower outstanding debt balance following repayments of $469.9 million in 2011.
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
Provision for Income Taxes
In 2011 and 2010, our effective tax rates were 1% and 17%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The effective rate for 2011 was impacted by restructuring charges, including impairments, that lowered the mix of earnings in our higher taxing jurisdictions. In addition, we realized a full-year benefit of the tax planning implemented in 2010, as well as a partial benefit recognized from additional tax planning where implementation began late in 2011.
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss) gain on foreign currency transactions in 2012, 2011 and 2010 was $(7.2) million, $12.4 million, and $2.6 million, respectively, and is included in other income (expense), net.
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
We make use of ‘economic hedges’—i.e., derivatives that do not have a formally designated hedging relationship—as well as ‘accounting hedges.’ All derivatives that qualify for hedge accounting are ‘cash-flow hedges.’ Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including construction of new facilities and acquisitions. As of December 31, 2012 and 2011, we had cash and cash equivalents of $394.0 million and $221.1 million, respectively. We also had short-term investments of $90.5 million at December 31, 2012. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2012, cash and cash equivalents had increased by $172.9 million from December 31, 2011, primarily as a result of cash provided by operating activities of $244.9 million and financing activities of $226.6 million partially offset by cash used in investing activities of $300.9 million. As of December 31, 2012 and 2011, we had working capital of $725.8 million and $293.8 million, respectively.

Operating Activities. For the years ended December 31, 2012 and 2011, we generated net cash from operating activities of $244.9 million and $244.8 million, respectively. While net income of $129.5 million in 2012 increased by $34.6 million as compared to the prior year, 2011 net income was reduced by restructuring accruals which were mostly paid out in 2012. The non-cash components such as depreciation and amortization, share-based compensation, deferred income taxes and other non-cash activity including restructuring measures increased cash from operating activities by $199.2 million as of December 31, 2012. This increase was partially offset by net changes in operating assets and liabilities of $83.9 million, primarily due to an increase in inventories, accounts receivable and income taxes. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $300.9 million of cash was used in investing activities during 2012, compared to $540.3 million during 2011. Investing activities during 2012 consisted principally of $39.9 million invested in short-term investments, $102.0 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in the U.S., as well as $26.1 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $132.0 million was used primarily in the acquisitions of AmniSure and Intelligent Biosystems and includes $1.1 million of cash paid in connection with acquisition milestone achievements. As of December 31, 2012, we also had made an investments of

$8.2 million in privately held companies. These investing activities were partially offset by $6.0 million from the sale of short-term investments.
In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany for €2.5 million (approximately $3.2 million) to further expand our German facilities for research and development and production. In addition, we started the expansion of our Germantown, Maryland, USA facility for production and administrative space in June 2010. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2013, with both projects at an estimated total cost of approximately $94.0 million. We anticipate that we will be able to fund these expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017 and $51.1 million payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $134.2 million total contingent obligation, approximately $19.0 million is accrued as of December 31, 2012.
Financing Activities. Financing activities provided $226.6 million in cash for the year ended December 31, 2012 compared to a use of $310.6 million for 2011. Cash provided during 2012 was primarily due to new debt of $400.0 million issued in a private placement of new senior unsecured notes. The new borrowings were used in part to repay $143.3 million of short term debt. Also in 2012, we commenced a share buyback and as of December 31, 2012 had repurchased 1.9 million common shares at a total price of approximately $35.7 million. Other cash payments of $6.0 million were related to milestone payments from previous acquisitions.
In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2012. We have additional credit lines totaling €38.0 million with no expiration date, none of which was utilized as of December 31, 2012. We also have capital lease obligations, including interest, in the aggregate amount of $22.8 million, and carry $847.0 million of long-term debt, of which $0.9 million is current as of December 31, 2012.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At December 31, 2012, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.8%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.7% and is due in May 2026. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.
Our Supervisory Board and shareholders granted management the discretion to repurchase up to $100 million of our common shares (excluding transaction costs). In October 2012, we commenced the buyback and as of December 31, 2012 have repurchased 1.9 million common shares at a total price of approximately $35.7 million. We expect to complete the share repurchase program during the first quarter of 2013.
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
Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2012, 2011 and 2010.
Contractual Obligations
As of December 31, 2012, our future contractual cash obligations, including interest, are as follows:

Contractual obligations (in thousands)	Payments Due by Period
	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$1,166,591	$29,179	$28,653	$28,932	$28,312	$28,340	$1,023,175
Capital lease obligations	22,846	5,396	5,304	5,290	3,998	1,429	1,429
Operating leases	54,454	16,309	11,389	9,834	5,879	3,234	7,809
Purchase obligations	60,369	54,754	4,124	1,339	152	—	—
License and royalty payments	21,261	9,224	3,762	1,773	1,798	1,799	2,905
Total contractual cash obligations	$1,325,521	$114,862	$53,232	$47,168	$40,139	$34,802	$1,035,318

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017, and $51.1 million, payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2012, we have accrued $19.0 million.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $13.8 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Revenue Recognition.    We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. While the majority of our sales agreements contain standard terms and conditions, we do enter into agreements that contain multiple elements or non-standard terms and conditions. Sometimes interpretation of the sales agreement or contract for multiple-element arrangements is complex and determining whether there is more than one unit of accounting and if so, how and when revenue should be recognized for each element is subject to certain estimates or assumptions. We record revenue as the separate elements are delivered to the customer if the delivered item has value on a stand-alone basis and delivery or performance of the undelivered item is probable and substantially in our control. Revenue is allocated according to the relative selling price method. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.
Share-Based Compensation.    Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award. For details on the assumptions and methodologies used in determining the fair value of stock options, refer to Note 21 of the Notes to Consolidated Financial Statements.
Income Taxes.    Calculation of our tax provision is complex due to our international operations and the multiple taxing jurisdictions in which we operate. Some of our deferred tax assets relate to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize substantially all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with these subsidiaries or their products. Thus the estimates may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.
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
In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill (using data as of October 1, 2012). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2012 or through December 31, 2012.
Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.
Purchase Price Allocation.    The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date with subsequent changes to the fair value being recognized in earnings. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.
We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.
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
Certain of our derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable prices at which transactions are executed in the marketplace.
Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these estimates are adjusted in the future, our financial condition or results of operations could be affected in the period of any change.

For other fair value measurements, we generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate.
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
Our Supervisory Directors and Managing Directors for the year ended December 31, 2012 and their ages as of January 27, 2013, are as follows:
Managing Directors:

Name	Age	Position
Peer M. Schatz	47	Managing Director, Chief Executive Officer
Roland Sackers	44	Managing Director, Chief Financial Officer
Dr. Joachim Schorr (1)	52	Managing Director, Senior Vice President, Research and Development
Bernd Uder (2)	55	Managing Director, Senior Vice President, Global Sales and Service Solutions
  ____________________

(1)	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.

(2)	Bernd Uder was a member of our Managing Board until December 31, 2012.
Supervisory Directors:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	71	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	59	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	57	Supervisory Director
Erik Hornnaess	75	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	71	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	63	Supervisory Director
Elizabeth E. Tallett	63	Supervisory Director and Member of the Audit Committee and Member of the Compensation Committee
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Managing Directors
Peer M. Schatz, 47, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. Until 2011, he served as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also previously served as a member of the German Corporate Governance Commission from 2002 to January 2012. He is also chairman of the board of directors of Ipsogen S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.
Roland Sackers, 44, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc., until December 2007. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as member of the board of directors and head of the audit committee of Ipsogen S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.

Dr. Joachim Schorr, 52, joined the Company in 1992 and was Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences. Dr. Schorr retired from QIAGEN on April 30, 2012.

Bernd Uder, 55, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech. Mr. Uder retired from QIAGEN on December 31, 2012.
Supervisory Directors
Professor Dr. Detlev H. Riesner, 71, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University's board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen and DIWA GmbH, Düsseldorf. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended in 2006 and SCT GmbH ended in 2011, when the companies were sold. Professor Riesner is also a member of the scientific advisory board of Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 59, joined the Company's Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter's financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG.
Dr. Metin Colpan, 57, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.
Erik Hornnaess, 75, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.
Professor Dr. Manfred Karobath, 71, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.
Heino von Prondzynski, 63, joined the Company's Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, Hospira, Inc., HTL Strefa and Epigenomics AG. Mr. von Prondzynski was previously Chairman of Nobel Biocare Holding AG.
Elizabeth E. Tallett, 63, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., Coventry Health Care, Inc. and Meredith Corp. Ms. Tallett is currently the Lead Director for both Principal and Coventry Health Care. She was also a director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc. and IntegraMed America, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

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
QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of business and individual performance goals. Business goals are established by the Executive Committee each year, and approved by the Compensation Committee. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2012, the payments for short-term variable compensation were based on 91% achievement of the business goals.
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
Managing Board compensation
The compensation granted to the members of the Managing Board in 2012 consisted of a fixed salary and other variable components, with the significant majority of compensation awarded in the form of QIAGEN equity.
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

The tables below state the amounts earned on an accrual basis by our Managing Board members in 2012.

Year ended December 31, 2012	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (3)	Total
Managing Board:
Peer M. Schatz	$1,226,000	168,000	5,000	$1,399,000
Roland Sackers	$540,000	60,000	34,000	$634,000
Dr. Joachim Schorr (1)	$113,000	—	635,000	$748,000
Bernd Uder (2)	$344,000	85,000	20,000	$449,000
  ____________________

(1)	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.

(2)	Bernd Uder was a member of our Managing Board until December 31, 2012.

(3)
Amounts include, among others, separation payments, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Year ended December 31, 2012	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units	Performance Stock Units
Managing Board:
Peer M. Schatz	$84,000	134,109	465,181	50,540
Roland Sackers	$86,000	44,945	155,901	17,213
Dr. Joachim Schorr (1)	$10,000	—	—	—
Bernd Uder (2)	$52,000	19,549	45,207	66,384
  ____________________

(1)	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012

(2)	Bernd Under was a member of our Managing Board until December 31, 2012.
The Supervisory Board compensation for 2012 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

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

Name	Fixed Remuneration	Chairman/ Vice- Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Variable Cash Remuneration	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$38,500	25,750	—	6,500	3,750	6,500	$81,000
Dr. Werner Brandt	$38,500	19,250	—	6,500	—	6,500	$70,750
Dr. Metin Colpan	$38,500	—	—	6,500	3,750	6,500	$55,250
Erik Hornnaess	$38,500	19,250	9,500	6,500	—	6,500	$80,250
Prof. Dr. Manfred Karobath	$38,500	—	6,500	6,500	2,500	6,500	$60,500
Heino von Prondzynski	$38,500	—	—	5,000	2,500	6,500	$52,500
Elizabeth E. Tallett	$38,500	—	16,000	5,000	—	6,500	$66,000
Supervisory board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2012, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2012	Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,563	10,000
Dr. Werner Brandt	1,563	10,000
Dr. Metin Colpan	1,563	10,000
Erik Hornnaess	1,563	10,000
Prof. Dr. Manfred Karobath	1,563	10,000
Heino von Prondzynski	1,563	10,000
Elizabeth E. Tallett	1,563	10,000

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 27, 2013:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Restricted and Performance Stock Units
Peer M. Schatz	1,975,214	249,512	4/1/2013 to 2/28/2022	$6.02 to $22.43	1,666,950
Roland Sackers	99,363	83,343	2/28/2018 to 2/28/2022	$15.59 to $22.43	547,408
Bernd Uder	62,202	33,649	2/28/2017 to 2/28/2022	$15.59 to $22.43	257,336
Prof. Dr. Detlev H. Riesner	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Dr. Werner Brandt	4,876	3,017	4/29/2018 to 2/28/2022	$15.59 to $22.43	24,407
Dr. Metin Colpan	346,818	3,017	4/1/2013 to 2/28/2022	$6.02 to $22.43	24,945
Erik Hornnaess	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Prof. Dr. Manfred Karobath	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Heino von Prondzynski	4,876	3,017	4/29/2018 to 2/28/2022	$15.59 to $22.43	24,407
Elizabeth E. Tallett	—	1,563	2/28/2022	$15.59	10,000

Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	•			• (Chairman)
Dr. Werner Brandt	•	• (Chairman)
Erik Hornnaess	•	•	• (Chairman)	•
Prof. Dr. Manfred Karobath	•		•
Heino von Prondzynski	•
Elizabeth E. Tallett	•	•	•

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. In 2012, Dr. Colpan was not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan provided scientific advisory services to the Company in 2011, 2010 and 2009. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

Audit Committee
The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.
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

Share Ownership
The following table sets forth certain information as of January 27, 2013 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,771,128	(3)	0.75%
Roland Sackers, Germany	—	(4)	*
Bernd Uder, Germany	—	(5)	*
Prof. Dr. Detlev H. Riesner, Germany	1,654,993	(6)	0.70%
Dr. Werner Brandt, Germany	8,377	(7)	*
Dr. Metin Colpan, Germany	4,540,961	(8)	1.92%
Erik Hornnaess, Spain	14,180	(9)	*
Professor Dr. Manfred Karobath, Austria	9,015	(10)	*
Heino von Prondzynski, Switzerland	2,377	(11)	*
Elizabeth Tallett, United States	—	(12)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 27, 2013.

(1)
The number of Common Shares issued and outstanding as of January 27, 2013 was 236,563,920. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 27, 2013. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 2,097,769 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.020 to $22.430 per share. Options expire in increments during the period between 4/2013 and 2/2022. Does not include 265,127 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4)
Does not include 140,137 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2/2018 and 2/2022. Does not include 84,664 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)
Does not include 77,267 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2/2017 and 2/2022. Does not include 40,801 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Includes 1,652,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)
Does not include 6,399 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)
Does not include 348,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 4/2013 and 2/2022. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9)
Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(10)
Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(11)
Does not include 6,399 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(12)
Does not include 521 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $15.59 per share. Options expire on 2/2022.

 Employees
As of December 31, 2012, we employed 3,999 individuals, of which 17% worked in research and development, 40% in sales, 25% in production/logistics, 7% in marketing and 11% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	139	553	219	60	123	1,094
Europe	478	585	695	168	240	2,166
Asia Pacific & Rest of World	53	462	86	61	77	739
December 31, 2012	670	1,600	1,000	289	440	3,999

At December 31, 2011 and 2010, we employed 3,938 and 3,587 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.
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
As of January 27, 2013, there were 5.3 million options outstanding with exercise prices ranging between $4.35 and $23.54 and expiring between February 13, 2013 and November 30, 2022. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 6.9 million stock unit awards outstanding as of January 27, 2013. These awards will be released between February 28, 2013 and October 31, 2022. As of January 27, 2013, options to purchase 3.1 million Common Shares and 2.8 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions
The following table sets forth certain information as of December 31, 2012, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
BlackRock, Inc., United States	14,198,775	(2)	6.00%
 ____________________

(1)	The percentage ownership was calculated based on 236,486,584 Common Shares issued and outstanding as of December 31, 2012.

(2)
Of the 14,198,775 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 14,198,775 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 5, 2013, which reported ownership as of December 31, 2012.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 27, 2013, there were 198 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 27, 2013, the officers and directors of QIAGEN as a group beneficially owned 8.0 million Common Shares, or 3.38% of the then outstanding Common Shares.

Related Party Transactions
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10 of the Notes to the Consolidated Financial Statements, QIAGEN Finance and Euro Finance are variable interest entities for which we do not hold any variable interests and are not the primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through our liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2012 and 2011, we had a loan payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $4.4 million and amounts receivable from QIAGEN Finance of $3.4 million. As of December 31, 2012 and 2011, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and $3.0 million, respectively and amounts receivable from Euro Finance of $1.3 million and $1.6 million, respectively.
In 2011, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current

Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. We incurred consulting expenses of approximately $0.1 million as of December 31, 2011 for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.
During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we will pay a total of $7.7 million in 2013 and another $2.0 million in total based on the achievement of certain milestones.
From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2012	2011
Net sales	$7,068	$6,287
Accounts receivable	$2,651	$3,606
Accounts payable	$3,699	$4,642
Loans receivable	$1,674	$1,539

Item 8.	Financial Information

See Item 18.
Legal Proceedings
For information on legal proceedings, see Note 20 of the Notes to Consolidated Financial Statements.
While no assurances can be given regarding the outcome of proceedings described in Note 20, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
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

	High ($)	Low ($)
Annual
2008	23.53	12.52
2009	23.58	14.32
2010	24.00	16.86
2011	22.20	12.47
2012	19.20	14.16

	High ($)	Low ($)
Quarterly 2011:
First Quarter	21.00	18.02
Second Quarter	22.20	18.45
Third Quarter	19.75	13.05
Fourth Quarter	15.09	12.47
Quarterly 2012:
First Quarter	16.97	14.05
Second Quarter	17.31	14.78
Third Quarter	19.11	15.90
Fourth Quarter	19.20	17.16
Quarterly 2013:
First Quarter (through February 28, 2013)	22.20	18.44

	High ($)	Low ($)
Monthly
September 2012	19.11	17.62
October 2012	19.41	17.14
November 2012	18.90	16.98
December 2012	18.89	17.57
January 2013	21.31	18.44
February 2013	22.20	20.30

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

	High (EUR)	Low (EUR)
Annual
2008	15.77	10.04
2009	15.98	11.12
2010	17.87	12.06
2011	15.25	9.07
2012	15.05	10.69

	High (EUR)	Low (EUR)
Quarterly 2011:
First Quarter	15.25	12.85
Second Quarter	14.97	12.95
Third Quarter	13.74	9.65
Fourth Quarter	11.20	9.07
Quarterly 2012:
First Quarter	12.81	10.69
Second Quarter	13.49	11.31
Third Quarter	14.73	13.04
Fourth Quarter	15.05	13.11
Quarterly 2013:
First Quarter (through February 28, 2013)	16.55	13.75

	High (EUR)	Low (EUR)
Monthly:
September 2012	14.73	14.02
October 2012	15.05	13.11
November 2012	14.54	13.31
December 2012	14.50	13.41
January 2013	15.69	13.75
February 2013	16.55	15.15

Item 10.	Additional Information

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
Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all our managing directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have an conflict of interest as well, the General Meeting will be authorized to resolve on such matter. According to the Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are of material significance to the Company and/or to the relevant Managing Director require the approval of the Supervisory Board.
Supervisory Directors
The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.
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
Indemnification
Article 27 of our Articles provides that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us.
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
On August 2, 2004, we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN, or SPAQ which was most recently amended on June 4, 2012. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. SPAQ may exercise its right to acquire the Preference Shares in all situations that it believes that our interest or our stakeholders is at risk (which situations include but are not limited to (i) receipt of a notification from the Managing Board that a takeover is imminent and (ii) receipt of a notification from the Managing Board that one or more activist shareholders take a position that is not in the interest of QIAGEN, our shareholders or our other stakeholders), provided that the conditions mentioned in the previous paragraph have been met. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.
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
The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ, two members were appointed to the board of SPAQ. Additional board members shall be appointed by the board of SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.
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

On June 27, 2012, the General Meeting resolved to authorize the Supervisory Board until December 27, 2013 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2011 as included in the Annual Accounts for Fiscal Year 2011.
The General Meeting subsequently resolved to grant the authority to exclude or limit any pre-emptive rights until December 27, 2013. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 20% of the aggregate number of all shares issued and outstanding in the capital of the Company as at December 31, 2011.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorisation of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 27, 2012, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 27, 2012 until December 27, 2013, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
The General Meeting appoints an Independent Registered Public Accounting Firm to audit the financial statements and to issue a report thereon. On June 27, 2012, our shareholders appointed Ernst & Young Accountants to serve as our Independent Registered Public Accounting Firm for the year ending December 31, 2012.
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
The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or representing a value of at least EUR 50,000,000 may request QIAGEN not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects on the notice convening a meeting (this 1% or EUR 50,000,000 threshold will be amended into a 3% threshold, irrespective of the value represented by such interest, pursuant to a bill entering into force as per the first July 1, 2013). No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.
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

No Derivative Actions; Right to Request Independent Inquiry
Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders holding at least one-hundredth of our issued capital, or EUR 20,000,000, in market value of our shares may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.
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
Obligation of Shareholders to Disclose Major Holdings
Certain holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) are subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act, or the FMSA.

Under Chapter 5.3 of the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including potential interest, such as options and convertible bonds), in our capital or voting rights must immediately notify the Netherlands Authority for the Financial Markets, or AFM, by means of a standard form, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% (as per July 1, 2013, a bill will enter into force adding 3% threshold) of the voting rights or capital interests in the issued capital of QIAGEN. A notification requirement also applies if a person's capital interest or voting rights reach, exceed or fall below the above mentioned thresholds as a result of a change in our total share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below. We are required to notify the AFM immediately of the changes to our total share capital or voting rights if our share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of the relevant quarter, in the event our share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.
Furthermore, every holder of 5% or more of our share capital or voting rights whose interest at December 31 at midnight differs from a previous notification to the AFM, as a result of certain acts (including but not limited to the exchange of our shares for depository receipts and the exercise of a right to acquire our shares) must notify the AFM within four weeks (as per July 1, 2013, a bill will enter into force reducing this threshold to 3%). Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 5% (as per July 1, 2013, a bill will enter into force reducing this threshold to 3%) or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity. For the purpose of calculating the percentage of capital interest or voting rights, among other metrics, the following interests must be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest.
As per July 1, 2013 a bill will enter into force that provides for an notification obligation with regard to a (gross) short position exceeding a threshold of 3, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%.
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

Income Tax and Corporate Income Tax
General.    A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:
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
(c) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”, or, in case of a corporate Shareholder, such interest is a "business asset" or not held with the main purpose or one of the main purposes to avoid Dutch income tax or dividend tax for another person; and
(d) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.
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
As used herein, references to a “U.S. Holder” are to a holder of our Common Shares that is (i) a citizen or resident for tax purposes of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity otherwise subject to United States federal income taxation on a net income basis with respect to our Common Shares (including a non-resident alien or foreign corporation that holds, or is deemed to hold, our Common Shares in connection with the conduct of a U.S. trade or business); and references to a “non-U.S. Holder” are to a holder that is not a U.S. person for U.S. federal income tax purposes.
Taxation of Dividends
To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. Such dividends will be eligible to be treated by U.S. Holder individuals, trusts and estates as “qualified dividend income” subject to a maximum tax rate of 20 percent (plus possibly an additional 3.8 percent on net investment income), if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed above), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.
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
Taxation of Capital Gains
Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 20% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.
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
Passive Foreign Investment Company Status
We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2011 and December 31, 2012 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.
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
Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.
Interest Rate Risk
At December 31, 2012, we had $394.0 million in cash and cash equivalents as well as $90.5 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2012. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2012, we had $847.0 million in long-term debt, none of which is at a variable rate. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Foreign Currency Exchange Rate Risk
As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2012, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2012, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.
Attestation Report of the Independent Registered Public Accounting Firm
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
At our 2012 Annual General Meeting of Shareholders held on June 27, 2012, our shareholders appointed Ernst & Young. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young and affiliates for providing audit and other professional services in each of the last two years:

(in thousands)	2012	2011
Audit fees	$1,211	$906
Audit-related fees	739	372
Tax fees	560	158
All other fees	1,398	233
Total	$3,908	$1,669

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

Item 16D.	Exemptions From the Listing Standards for Audit Committees
Not applicable.

Item 16E.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans. The approximate dollar value of shares that may yet be purchased under this program as of December 31, 2012 was $64.3 million.

Period	(a)Total Number of Shares Purchased	(b)Average Price Paid per Share (in $)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under these Plans and Programs
October 10/1/2012 - 10/31/2012	544,242	$18.62	544,242	$89,864,000
November 1/1/2012 - 11/30/2012	619,459	$18.21	619,459	$78,586,000
December 12/1/2012 - 12/31/2012	779,090	$18.28	779,090	$64,347,000
Total	1,942,791	$18.35	1,942,791
Purchases between October 1, 2012 and December 31, 2012 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 27, 2012, pursuant to which the Managing Board was authorized to acquire up to $100 million of QIAGEN common shares.

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

*2.9	$400 Million Note Purchase Agreement dated as of October 16, 2012

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (6)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (6)

4.5	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (8)

4.6	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

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
Dated: March 1, 2013
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 18(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

March 1, 2013

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.
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
In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 of QIAGEN N.V. and Subsidiaries and our report dated March 1, 2013 expressed an unqualified opinion thereon.

March 1, 2013

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands)

		As of December 31,
	Note	2012	2011
Assets
Current assets:
Cash and cash equivalents		$394,037	$221,133
Short-term investments	(7)	90,451	54,577
Accounts receivable, net of allowance for doubtful accounts of $5,221 and $4,315 in 2012 and 2011, respectively	(3)	250,729	230,770
Income taxes receivable		39,150	19,009
Inventories, net	(3)	135,293	132,236
Prepaid expenses and other current assets	(8)	55,363	59,055
Deferred income taxes	(16)	27,598	28,609
Total current assets		992,621	745,389
Long-term assets:
Property, plant and equipment, net	(9)	418,932	371,792
Goodwill	(11)	1,759,898	1,733,722
Intangible assets, net of accumulated amortization of $532,006 and $417,430 in 2012 and 2011, respectively	(11)	853,872	819,487
Deferred income taxes	(16)	2,323	3,141
Other long-term assets		59,985	56,154
Total long-term assets		3,095,010	2,984,296
Total assets		$4,087,631	$3,729,685

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands, except par value)

		As of December 31,
	Note	2012	2011
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(15)	$948	$1,617
Short-term loans	(15)	—	142,329
Accounts payable		51,311	59,848
Accrued and other liabilities (of which $7,008 and $7,383 in 2012 and 2011 due to related parties)	(12) (23)	196,447	213,769
Income taxes payable		14,863	31,211
Deferred income taxes	(16)	3,300	2,862
Total current liabilities		266,869	451,636
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2012 and 2011 due to related parties)	(15) (23)	846,044	446,005
Deferred income taxes	(16)	191,609	210,365
Other liabilities		58,746	63,881
Total long-term liabilities		1,096,399	720,251
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding— 236,487 and 234,221 shares at December 31, 2012 and 2011, respectively		2,769	2,739
Additional paid-in capital		1,718,163	1,673,733
Retained earnings		985,434	855,928
Accumulated other comprehensive income	(17)	43,991	15,904
Less treasury shares, at cost—1,943 shares at December 31, 2012	(18)	(35,653)	—
Equity attributable to the owners of QIAGEN N.V.		2,714,704	2,548,304
Noncontrolling interest		9,659	9,494
Total equity		2,724,363	2,557,798
Total liabilities and equity		$4,087,631	$3,729,685

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in $ thousands, except per share data)

		Years ended December 31,
	Note	2012	2011	2010
Net sales	(3)	$1,254,456	$1,169,747	$1,087,431
Cost of sales		430,432	419,938	371,869
Gross profit		824,024	749,809	715,562
Operating expenses:
Research and development	(3)	122,476	130,636	126,040
Sales and marketing		343,549	307,332	267,484
General and administrative, restructuring, integration and other	(3) (6)	152,068	185,507	110,009
Acquisition-related intangible amortization		36,117	26,746	23,492
Total operating expenses		654,210	650,221	527,025
Income from operations		169,814	99,588	188,537
Other income (expense):
Interest income		2,382	6,128	4,457
Interest expense		(23,452)	(25,358)	(27,815)
Other (expense) income, net		(3,591)	15,854	7,942
Total other expense		(24,661)	(3,376)	(15,416)
Income before provision for income taxes		145,153	96,212	173,121
Provision for income taxes	(3) (16)	15,616	1,263	28,810
Net income		129,537	94,949	144,311
Net income (loss) attributable to noncontrolling interest		31	(1,089)	—
Net income attributable to the owners of QIAGEN N.V.		$129,506	$96,038	$144,311
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.55	$0.41	$0.62
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.54	$0.40	$0.60

Weighted-average common shares outstanding (in thousands)
Basic	(19)	235,582	233,850	232,635
Diluted	(19)	240,746	239,064	240,483

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in $ thousands)

		Years ended December 31,
	Note	2012	2011	2010
Net income		$129,537	$94,949	$144,311
Gains on cash flow hedges, before tax	(13)	305	5,417	14,636
Reclassification adjustments on cash flow hedges, before tax	(13)	781	(3,961)	(8,874)
Cash flow hedges, before tax		1,086	1,456	5,762
(Losses) gains on pensions, before tax		(863)	180	(184)
Foreign currency translation adjustments, before tax		27,639	(51,383)	10,920
Other comprehensive income (loss), before tax		27,862	(49,747)	16,498
Income tax relating to components of other comprehensive income (loss)		416	(1,174)	(1,890)
Total other comprehensive income (loss), after tax		28,278	(50,921)	14,608
Comprehensive income		157,815	44,028	158,919
Comprehensive (income) loss attributable to noncontrolling interest		(222)	3,160	—
Comprehensive income attributable to the owners of QIAGEN N.V.		$157,593	$47,188	$158,919

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in $ thousands)

	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling interest	Total Equity
		Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2009		232,074	$2,711	$1,622,733	$615,579	$50,146	—	$—	$2,291,169	$—	$2,291,169
Net income		—	—	—	144,311	—	—	—	144,311	—	144,311
Unrealized gain, net on hedging contracts		—	—	—	—	9,807	—	—	9,807	—	9,807
Realized gain, net on hedging contracts		—	—	—	—	(6,125)	—	—	(6,125)	—	(6,125)
Unrealized loss, net on pension		—	—	—	—	(129)	—	—	(129)	—	(129)
Translation adjustment, net		—	—	—	—	11,055	—	—	11,055	—	11,055
Common stock issuances under employee stock plans		1,041	13	11,228	—	—	—	—	11,241	—	11,241
Excess tax benefit of employee stock plans		—	—	445	—	—	—	—	445	—	445
Share-based compensation		—	—	13,592	—	—	—	—	13,592	—	13,592
Proceeds from subscription receivables		—	—	987	—	—	—	—	987	—	987
BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985	$759,890	$64,754	—	$—	$2,476,353	$—	$2,476,353
Acquisition of Ipsogen S.A.		—	—	—	—	—	—	—	—	42,437	42,437
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(29,783)	(29,783)
Net income		—	—	—	96,038	—	—	—	96,038	(1,089)	94,949
Unrealized gain, net on hedging contracts		—	—	—	—	3,707	—	—	3,707	—	3,707
Realized gain, net on hedging contracts		—	—	—	—	(2,825)	—	—	(2,825)	—	(2,825)
Unrealized gain, net on pension		—	—	—	—	126	—	—	126	—	126
Translation adjustment, net		—	—	—	—	(49,858)	—	—	(49,858)	(2,071)	(51,929)
Common stock issuances under employee stock plans		1,106	15	8,763	—	—	—	—	8,778	—	8,778
Excess tax benefit of employee stock plans		—	—	(4,565)	—	—	—	—	(4,565)	—	(4,565)
Share-based compensation		—	—	19,539	—	—	—	—	19,539	—	19,539
Proceeds from subscription receivables		—	—	1,011	—	—	—	—	1,011	—	1,011
BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733	$855,928	$15,904	—	$—	$2,548,304	$9,494	$2,557,798
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(57)	(57)
Net income		—	—	—	129,506	—	—	—	129,506	31	129,537
Unrealized gain, net on hedging contracts	(17)	—	—	—	—	209	—	—	209	—	209
Realized loss, net on hedging contracts	(17)	—	—	—	—	553	—	—	553	—	553
Unrealized loss, net on pension	(17)	—	—	—	—	(598)	—	—	(598)	—	(598)
Translation adjustment, net	(17)	—	—	—	—	27,923	—	—	27,923	191	28,114
Purchase of treasury shares	(18)	—	—	—	—	—	(1,943)	(35,653)	(35,653)	—	(35,653)
Common stock issuances under employee stock plans		2,266	30	16,549	—	—	—	—	16,579	—	16,579
Excess tax benefit of employee stock plans		—	—	1,489	—	—	—	—	1,489	—	1,489
Share-based compensation	(21)	—	—	25,356	—	—	—	—	25,356	—	25,356
Proceeds from subscription receivables		—	—	1,036	—	—	—	—	1,036	—	1,036
BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,718,163	$985,434	$43,991	(1,943)	$(35,653)	$2,714,704	$9,659	$2,724,363

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $ thousands)

		Years ended December 31,
	Note	2012	2011	2010
Cash flows from operating activities:
Net income		$129,537	$94,949	$144,311
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		197,892	167,377	142,779
Non-cash acquisition, impairment and restructuring related costs		16,909	43,029	—
Share-based compensation expense	(21)	25,356	19,539	13,592
Excess tax benefits from share-based compensation		(1,489)	(4,153)	(1,976)
Deferred income taxes	(16)	(22,767)	(31,861)	(19,942)
Changes in fair value of contingent consideration	(14)	(11,463)	253	—
Other		(5,227)	(1,437)	(12,113)
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(14,289)	(28,203)	(6,884)
Inventories	(3)	(20,376)	(15,945)	2,348
Prepaid expenses and other	(8)	3,456	(10,082)	6,431
Other assets		7	(4,183)	(2,965)
Accounts payable		(9,945)	7,261	3,482
Accrued and other liabilities	(12)	(13,255)	19,577	(26,983)
Income taxes	(16)	(35,328)	(6,244)	13,639
Other		5,862	(5,098)	(4,967)
Net cash provided by operating activities		244,880	244,779	250,752
Cash flows from investing activities:
Purchases of property, plant and equipment		(101,996)	(86,805)	(79,666)
Proceeds from sale of equipment		1,312	2,020	3,474
Purchases of intangible assets		(26,089)	(34,583)	(44,243)
Proceeds from sale / cash paid for investments		(8,173)	(19,284)	7,985
Purchases of short-term investments	(7)	(39,942)	(186,817)	(110,076)
Sales of short-term investments	(7)	5,999	242,630	44,000
Cash paid for acquisitions, net of cash acquired	(5)	(131,997)	(457,483)	(36,985)
Net cash used in investing activities		(300,886)	(540,322)	(215,511)
Cash flows from financing activities:
Net repayment/proceeds from short-term debt	(15)	(143,311)	142,329	—
Proceeds from debt	(15)	400,000	44,000	3,016
Repayment of debt	(15)	(1,607)	(469,857)	(50,000)
Cash paid for debt issuance costs	(15)	(2,084)	—	—
Principal payments on capital leases		(3,780)	(3,703)	(3,262)
Proceeds from subscription receivables		1,036	1,011	987
Excess tax benefits from share based compensation		1,489	4,153	1,976
Proceeds from the exercise of stock options		16,579	8,778	11,241
Purchase of treasury shares	(18)	(35,653)	—	—
Acquisition of noncontrolling interest		(57)	(29,783)	—
Other financing activities		(6,008)	(7,558)	814
Net cash provided by (used in) financing activities		226,604	(310,630)	(35,228)
Effect of exchange rate changes on cash and cash equivalents		2,306	(1,101)	2,837
Net increase (decrease) in cash and cash equivalents		172,904	(607,274)	2,850
Cash and cash equivalents, beginning of year		221,133	828,407	825,557
Cash and cash equivalents, end of year		$394,037	$221,133	$828,407
Supplemental cash flow disclosures:
Cash paid for interest		$17,298	$20,760	$25,557
Cash paid for income taxes		$61,586	$41,494	$33,781
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$492	$545	$1,185
Investment acquired in non-monetary exchange		$3,842	$—	$—
Intangible assets acquired in non-monetary exchange		$5,658	$—	$30,341
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. Corporate Information and Basis of Presentation

QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative Sample and Assay Technologies. These technologies—consumable products such as sample and assay kits and automated instrumentation systems—empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.
The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value.
On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations for the periods ended December 31, 2012 include AmniSure’s operating results from May 3, 2012 through December 31, 2012.

2. Effects of New Accounting Pronouncements

Adoption of New Accounting Standards
In May 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to amend FASB ASC 820, Fair Value Measurement, to improve comparability of fair value measurements in both U.S. GAAP and IFRS financial statements. Under these amendments, the FASB does not intend to cause any change in the application of the requirements under Topic 820. Some amendments provide clarification on the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value, or change disclosure requirements about fair value measurements. This guidance became effective for us on January 1, 2012, and the adoption had no effect on our financial position, results of operations or cash flows.
In September 2011, the FASB issued ASU No. 2011- 08, Intangibles-Goodwill and Other (Topic 350) (ASU 2011-08), permitting entities the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU No. 2011- 08 was effective for the Company January 1, 2012 and the adoption had no effect on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)-Presentation of Comprehensive Income, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This amendment requires that all nonowner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment therefore eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. This amendment does not change the items reported under other comprehensive income, it does not change when an item of other comprehensive income must be reclassified to net income and entities can choose to show line items net of tax effects or show one amount of aggregate income tax expense or benefit. This amendment must be applied retrospectively and for public entities, these amendments become effective for interim and fiscal periods beginning after December 15, 2011. We comply with the provisions of this amendment by using the two statement approach.

New Accounting Standards Not Yet Adopted
In December 2011, the FASB issued Accounting Standards Update No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,” (ASU 2011-11). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The requirements of ASU 2011-11 are to be applied retrospectively and are effective for us on January 1, 2013. We do not expect the adoption of these provisions to have a material impact on our consolidated financial statements.
In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02), allowing entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If the qualitative assessment indicates it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no testing is required. ASU 2012-02 is effective for us in the period beginning January 1, 2013 and the adoption is not expected to have an effect on our financial position, results of operations or cash flows.
In February 2013, the FASB issued Accounting Standards Update No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for us on January 1, 2013.

3. Summary of Significant Accounting Policies and Critical Accounting Estimates

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
Concentrations of Risk
We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products.
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other income, net. The net gain (loss) on foreign currency transactions in 2012, 2011 and 2010 was $(7.2) million, $12.4 million, and $2.6 million, respectively, and is included in other (expense) income, net.
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
Consumable and Related Products: Revenue from consumable product sales typically accounts for approximately 83-87% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $3.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.
Revenues from related products include license fees, intellectual property and patent sales, royalties and milestone payments and typically account for approximately 1-3% of our net sales. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.
Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and typically account for approximately 10-15% of net sales. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.

We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for Sample and Assay Technology consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is generally recognized as the consumable products are shipped.
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

(in thousands)	Total
BALANCE AT DECEMBER 31, 2010	$3,440
Provision charged to cost of sales	4,376
Usage	(3,649)
Adjustments to previously provided warranties, net	(198)
Currency translation	(59)
BALANCE AT DECEMBER 31, 2011	$3,910
Provision charged to cost of sales	4,631
Usage	(4,099)
Adjustments to previously provided warranties, net	(213)
Currency translation	134
BALANCE AT DECEMBER 31, 2012	$4,363
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2012, 2011 and 2010, shipping and handling costs totaled $23.4 million, $24.0 million and $19.9 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2012, 2011 and 2010 were $6.6 million, $6.3 million and $7.6 million, respectively.
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
Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period.
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
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The carrying values of the Senior Notes totaling $400.0 million issued in October 2012 and further described in Note 15, approximates fair value as of December 31, 2012 as neither the Treasury rates or credit spreads have changed significantly since the issuance date. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance and Euro Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).
Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2012, 2011 and 2010, write-offs of accounts receivable totaled $0.2 million, $0.6 million and $0.8 million while provisions for doubtful accounts which were charged to expense totaled $1.0 million, $2.1 million and $1.4 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2012 and 2011:

	As of December 31,
(in thousands)	2012	2011
Raw materials	$29,755	$26,645
Work in process	34,231	33,757
Finished goods	71,307	71,834
Total inventories	$135,293	$132,236
Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software for internal use, including costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the years ended December 31, 2012 and 2011, we recorded intangible asset impairments of $2.0 million and $40.3 million, respectively, in general and administrative, restructuring, integration and other expense. There were no impairments in 2010.
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
The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2012, 2011 and 2010, goodwill has not been impaired.

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
The fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. For the year ended December 31, 2012, we recorded an impairment of a cost method investment of $3.4 million in general and administrative, restructuring, integration and other expense.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the years ended December 31, 2012 and 2011, in connection with our internal restructuring we recorded asset impairment charges of $13.6 million and $42.1 million, respectively, in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain projects. There were no material impairment losses recognized for long-lived assets during the year ended December 31, 2010.

4. Segment Information
Considering the acquisitions made during 2012, we determined that we still operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

(in thousands)	2012	2011	2010
Net Sales
Consumables and related revenues	$1,085,596	$1,011,863	$937,714
Instrumentation	168,860	157,884	149,717
Total	$1,254,456	$1,169,747	$1,087,431

Geographical Information
Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, the United Kingdom, France and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $23.7 million, $23.9 million and $21.5 million for the years ended 2012, 2011 and 2010, respectively, and these amounts are included in the line item Europe as shown in the table below.

(in thousands)	2012	2011	2010
Net Sales
Americas:
United States	$518,130	$466,502	$472,682
Other Americas	42,921	55,137	50,912
Total Americas	561,051	521,639	523,594
Europe	459,321	444,441	398,029
Asia Pacific & Rest of World	234,084	203,667	165,808
Total	$1,254,456	$1,169,747	$1,087,431

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $0.4 million and $1.1 million as of December 31, 2012 and 2011, respectively.

(in thousands)	2012	2011
Long-lived assets
Americas:
United States	$131,689	$98,717
Other Americas	2,196	2,579
Total Americas	133,885	101,296
Europe	272,227	259,220
Asia Pacific & Rest of World	12,820	11,276
Total	$418,932	$371,792

5. Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2012 Acquisitions
On May 3, 2012, we acquired AmniSure, a privately owned company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely. The acquisition of AmniSure did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.

As of December 31, 2012, the final purchase price allocation is as follows:

(in thousands)	AmniSure acquisition
Purchase price:
Cash consideration	$101,415
Fair value of contingent consideration	4,530
$105,945

Allocation:
Working capital	$5,297
Fixed and other long-term assets	267
Developed technology, licenses and know-how	28,941
Customer relationships	25,520
Tradenames	2,692
In-process research and development	4,522
Goodwill	44,369
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,202)
Long-term liabilities assumed	(461)
$105,945

The weighted-average amortization period for the intangible assets is 9.5 years. The goodwill acquired is not deductible for tax purposes.
We acquired AmniSure in the second quarter of 2012. Since the acquisition date, the results of AmniSure are included in the consolidated results through December 31, 2012 and were not material. The total fair value of the contingent consideration for AmniSure of approximately $4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7% and 2.0%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $35.0 million through 2017.
During 2012, we completed other acquisitions, including Intelligent Bio-Systems, Inc., which were not significant, either individually or in the aggregate, to the overall consolidated financial statements. The total cash paid for these acquisitions, net of cash acquired, was $31.2 million of which an amount of $5.2 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 14, "Fair Value Measurements," where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the contingent consideration for these other acquisitions of approximately $12.0 million has been recorded as purchase price. Under the purchase agreements, we could be required to make contingent cash payments totaling $12.5 million through 2016. The fair value of the contingent cash payments of was determined using a discount rate of 0.7% to 1.6% and a probability regarding the accomplishment of the milestones of 95.0% to 100.0%.
Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. Acquisition-related costs for 2012 acquisitions amounted to $4.5 million.

We made contingent purchase price payments totaling $7.1 million in 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

2011 Acquisitions
On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $372.5 million in cash. Cellestis develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we added a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to feed and drive our DNA-based molecular franchise. QuantiFERON® is a trademark of Cellestis, Ltd.
The final purchase price allocation for Cellestis did not differ from the preliminary estimates other than the recognition of approximately $6.2 million of additional customer relationships, $0.3 million of additional developed technology, $3.9 million decrease of long-term deferred tax liability and an additional $1.6 million of other opening balance sheet adjustments. The corresponding impact for these adjustments was a decrease to goodwill of $12.0 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements. As of December 31, 2012, the final purchase price allocation for Cellestis is as follows:

(in thousands)	Cellestis acquisition
Purchase price:
Cash consideration paid	$372,452
$372,452

Allocation:
Working capital	$18,465
Fixed and other long-term assets	1,112
Developed technology, licenses and know-how	67,500
Customer relationships	48,800
Tradenames	12,000
Goodwill	258,886
Deferred tax liability on fair value of identifiable intangible assets acquired	(34,079)
Liabilities assumed	(232)
$372,452
The weighted-average amortization period for intangible assets is 10.0 years. The goodwill acquired is not deductible for tax purposes.
During 2011, we acquired a majority shareholding in Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseille, France, that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN's Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN's QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system.     On July 12, 2011, we paid €40.9 million ($57.4 million) for the initial 62.6% of Ipsogen outstanding common shares. On the acquisition date, the fair value of the noncontrolling interest was $42.4 million and the fair value of all Ipsogen outstanding shares and other equity instruments was approximately €70.2 million ($99.9 million). The fair value of the noncontrolling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the noncontrolling interest as of the date of the acquisition is shown below. Since the acquisition we have paid an additional total of $29.8 million and hold 89.4% of the Ipsogen shares on a fully diluted basis as of December 31, 2012.
The final purchase price allocation for Ipsogen did not differ from the preliminary estimates other than the recognition of approximately $9.0 million of additional long-term deferred tax assets related to net operating losses, $8.1 million of additional developed technology, $2.8 million of additional long-term deferred tax liability related to the developed technology and a net change of $0.3 million to other intangible assets. The corresponding impact for these adjustments was a decrease to goodwill of $14.6 million. These changes to arrive at the final purchase price allocation were not material overall to the consolidated financial statements. As of December 31, 2012, the final purchase price allocation is as follows:

(in thousands)	Ipsogen acquisition
Purchase price:
Cash consideration paid	$57,436
Fair value of remaining shares	42,437
$99,873

Allocation:
Working capital	$15,284
Deferred tax asset of acquired NOLs	8,997
Fixed and other long-term assets	2,429
Developed technology, licenses and know-how	44,500
Customer relationships	11,000
Tradenames	1,400
Goodwill	37,500
Deferred tax liability on fair value of identifiable intangible assets acquired	(19,325)
Liabilities assumed	(1,912)
$99,873
The weighted-average amortization period for intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition dates, the results of Cellestis and Ipsogen are included in our consolidated results through December 31, 2011. Net sales for the combined companies totaled $28.6 million and net loss attributable to the owners of QIAGEN N.V. was $1.7 million as of December 31, 2011. Acquisition-related costs for Cellestis and Ipsogen for the year-ended December 31, 2011 amounted to $5.8 million and $5.6 million, respectively.
Pro forma results
The following unaudited pro forma information assumes that the Cellestis and Ipsogen occurred at the beginning of the periods presented. For the years ended December 31, 2011 and 2010, pro forma net sales would have been $1,213.5 million and $1,140.2 million, pro forma net income would have been $91.9 million and $139.2 million, and pro forma diluted net income per common share would have been $0.38 and $0.58, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.
Other 2011 Acquisitions
During 2011, we completed three acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for other 2011 acquisitions, net of cash acquired, was $47.9 million of which an amount of $8.5 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 14, "Fair Value Measurements," where we continuously assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the milestone payments of approximately $6.9 million, determined as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments of approximately $5.5 million was determined using a discount rate of 1.70% and a probability regarding the accomplishment of the milestones of 90% to 100%. The fair value of the milestone payments of approximately $1.4 million was determined using a discount rate of 3.25% with the assumption that only the first milestone will be met based on the assumptions of the business plan. Under the purchase agreements at the time of acquisition, we could be required to make additional contingent cash payments totaling $44.0 million through 2016.
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

6. Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. In 2012, we recorded pretax charges of $41.0 million, recorded in general, administrative, restructuring and other. In 2011, we recorded pretax charges of $74.9 million, of which $5.5 million is recorded in cost of sales and $69.4 million is recorded in general and administrative, restructuring and other. The pretax charges in 2012 and 2011 consisted of $5.5 million and $20.1 million, respectively, for workforce reductions, $11.6 million and $1.8 million, respectively, for fixed asset impairments, and $2.0 million and $40.3 million, respectively, for intangible asset abandonment charges. The intangible asset charges represent the write off of capitalized costs related to development projects which were abandoned following the decision to streamline the organization and focus development efforts on those projects with the highest potential for market acceptance and profitability. Additionally, we incurred contract termination and consulting costs of $18.8 million and $12.7 million for the years ended December 31, 2012 and 2011, respectively, and in 2012 we recorded $3.1 million for lease closure costs. We expect to record additional restructuring charges in 2013 related to this program.

The specific restructuring measures and associated estimated costs were based on management's best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected in the applicable line item in the consolidated statement of operations.

The following table summarizes the cash components of the restructuring costs. At December 31, 2012 and 2011, restructuring accruals of $4.9 million and $26.9 million, respectively, were included in accrued and other liabilities in the accompanying consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2011	$19,228	$443	$7,238	$26,909
Additional costs in 2012	5,456	3,055	152	8,663
Payments	(21,301)	(1,032)	(6,036)	(28,369)
Release of excess accrual	(1,084)	—	(1,217)	(2,301)
Foreign currency translation adjustment	22	—	—	22
Balance at December 31, 2012	$2,321	$2,466	$137	$4,924

The costs in the above table do not include consulting costs associated with third-party service providers that are assisting with executing the restructuring. We accrue for consulting costs as the services are provided.

7. Short-term Investments
At December 31, 2012 and 2011, we had €62.5 million ($82.5 million as of December 31, 2012) and €35.0 million ($45.3 million as of December 31, 2011), respectively, of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. These loans consist of €47.5 million which mature in 2013 and €15.0 million in 2014. All of these instruments include put option rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.
At December 31, 2012 and 2011, we also had €6.1 million ($8.0 million) and €7.2 million ($9.3 million), respectively in term deposits with final maturities until December 2014. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.
For the year ended December 31, 2012 and 2011, proceeds from sales of short term investments totaled $6.0 million and $242.6 million, respectively. There were no realized gains or losses during 2012 or 2011.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2012 and 2011:

(in thousands)	2012	2011
Prepaid expenses	$30,354	$27,832
Amounts held in escrow in connection with acquisitions	7,521	7,026
Value added tax	10,221	9,488
Other receivables	7,267	14,709
	$55,363	$59,055

9. Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2012 and 2011:

(in thousands)	Estimated useful life (in years)	2012	2011
Land	—	$15,907	$15,686
Buildings and improvements	2-40	283,173	275,529
Machinery and equipment	3-20	206,871	176,662
Computer software	1-10	86,280	65,344
Furniture and office equipment	1-13	80,343	76,809
Construction in progress	—	79,402	51,827
		751,976	661,857
Less: Accumulated depreciation and amortization		(333,044)	(290,065)
Property, plant and equipment, net		$418,932	$371,792

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012, 2011 and 2010 depreciation and amortization expense totaled $64.8 million, $57.0 million and $47.9 million, respectively. For the years ended December 31, 2012, 2011 and 2010 amortization expense related to computer software costs totaled the $8.2 million, $7.5 million and $4.6 million, respectively.
Repairs and maintenance expense was $13.7 million, $12.9 million and $11.8 million in 2012, 2011 and 2010, respectively. For the year ended December 31, 2012 and 2011, construction in progress includes amounts related to ongoing software development projects and the construction of new facilities in the United States. For the years ended December 31, 2012, 2011 and 2010, interest capitalized in connection with construction projects was not significant.

10. Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. A summary of these equity method investments, which are included in other assets, is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
Company (in thousands)	Ownership Percentage	2012	2011	2012	2011	2010
PreAnalytiX GmbH	50.00%	$18,182	$15,723	$1,972	$390	$2,969
QBM Cell Science	19.50%	$406	$395	$11	$(10)	$11
QIAGEN Finance	100.00%	$374	$252	$122	$103	$131
QIAGEN Euro Finance	100.00%	$931	$622	$309	$266	$273
Pyrobett	19.00%	$3,515	$3,749	$(234)	$(178)	$(73)
Dx Assays Pte Ltd	33.30%	$—	$—	$—	$—	$—
Scandinavian Gene Synthesis AB	40.00%	$—	$15,714	$(23)	$23	$—
Peak-Service	40.00%	$20	$20	$—	$—	$—

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which each of the joint venture partners participates 50/50 in all decision making activities and therefore we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, we issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, we completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. QIAGEN Finance and Euro Finance are variable interest entities. We do not hold any variable interests in QIAGEN Finance or Euro Finance, and we are not the primary beneficiary, therefore neither of the entities is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, our maximum exposure to loss as a result of our involvement with QIAGEN Finance and Euro Finance is limited to our share of losses from the equity method investments.
At December 31, 2012 and 2011, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $15.5 million and $6.8 million, respectively, which are included in other assets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For the year ended December 31, 2012, we recorded an impairment of a cost method investment of $3.4 million in general and administrative, restructuring, integration and other expense.
During 2011, we paid $9.7 million for a 40% share together with a $6.7 million advance payment towards the potential future acquisition of the remaining 60% of Scandinavian Gene Synthesis AB. In 2012, we acquired the remaining shares for $8.4 million.

In 2010, we made a $4.0 million investment in Pyrobett, a company located in Singapore which performs research and development activities related to the development of instruments for use in life sciences.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2012 and 2011:

		2012		2011
(in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11.7	$304,380	$(134,688)	$294,854	$(115,310)
Developed technology	10.0	678,888	(270,575)	605,847	(210,022)
Customer base, trademarks, and non-compete agreements	10.3	391,388	(126,743)	336,216	(92,098)
	10.4	$1,374,656	$(532,006)	$1,236,917	$(417,430)
Unamortized Intangible Assets:
In-process research and development		$11,222		$—
Goodwill		1,759,898		1,733,722
		$1,771,120		$1,733,722

Amortization expense on intangible assets totaled approximately $133.1 million, $110.4 million and $94.9 million, respectively, for the years ended December 31, 2012, 2011 and 2010. In connection with the restructuring discussed more fully in Note 6, an abandonment charge of $2.0 million and $40.3 million related to discontinued projects was recorded in general and administrative, restructuring, integration and other in 2012 and 2011, respectively. The amortization of the in-process research and development will begin in 2013 as the projects are completed.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2013	$125,722
2014	$124,836
2015	$124,117
2016	$121,195
2017	$117,332

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

(in thousands)	Total
BALANCE AT DECEMBER 31, 2010	$1,352,281
Goodwill acquired during the year	402,575
Earn-out and milestone payments	1,122
Purchase adjustments	615
Effect of foreign currency translation	(22,871)
BALANCE AT DECEMBER 31, 2011	$1,733,722
Goodwill acquired during the year	82,599
Earn-out and milestone payments	(36)
Purchase adjustments	(70,034)
Effect of foreign currency translation	13,647
BALANCE AT DECEMBER 31, 2012	$1,759,898

The changes in the carrying amount of goodwill during the year ended December 31, 2012 resulted from the 2012 acquisitions, purchase price adjustments primarily related to the 2011 acquisitions, foreign currency translation and changes in the fair value of contingent consideration as discussed in Note 14. During 2011, changes in goodwill resulted primarily from 2011 acquisitions and foreign currency translation. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2012 and 2011.
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
During 2010, we entered into a series of transactions with a third party, under which we exchanged certain intangible assets in a nonmonetary exchange. We have accounted for this transaction under ASC No. 845, and recorded the intangible assets received at the fair value of the assets surrendered. As there is no observable market for these assets, we have performed this nonrecurring fair value measurement based on significant unobservable inputs (Level 3 as defined in Note 14). We have performed the fair value analysis using an income approach, including development of inputs such as future revenues to be generated under the assets, and future costs associated with product development, production, and distribution under the patents, in order to determine an exit price from the perspective of a market participant that holds the assets. As a result of nonmonetary transactions, we recorded intangible assets of $30.3 million, net sales of $11.0 million and deferred revenues of $19.3 million. In the same series of transactions, we agreed to supply certain products and the deferred revenue will be recognized ratably in connection with the supply of the products. Through December 31, 2011, we recognized $1.6 million of the deferred revenue. No amounts of deferred revenue were recognized during 2012.

12. Accrued and Other Liabilities
Accrued and other liabilities at December 31, 2012 and 2011 consist of the following:

(in thousands)	2012	2011
Accrued expenses	$62,567	$82,342
Payroll and related accruals	49,563	44,421
Deferred revenue	27,296	23,793
Accrued royalties	17,600	25,659
Fair value of derivative instruments	12,911	2,492
Accrued earn-outs and milestone payments	9,806	17,470
Accrued interest on long-term debt	7,008	7,383
Preacquisition contingencies assumed in acquisition	5,493	6,203
Current portion of capital lease obligations	4,203	4,006
Total accrued and other liabilities	$196,447	$213,769

13. Derivatives and Hedging
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
As of December 31, 2011, all derivatives that qualified for hedge accounting were cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2012 and 2011, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows. As of December 31, 2012 we did not have any derivatives that were accounted for as hedging instruments.
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
In addition, we were party to cross-currency swaps which were entered into in connection with the notes payable to Euro Finance (see Note 15) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of December 31, 2011, which matured in November 2012 and had fair market values of $0.7 million included in prepaid and other assets and $1.7 million included in accrued and other liabilities as of December 31, 2011 in the accompanying consolidated balance sheets.
Undesignated Derivative Instruments
We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2012, an aggregate notional value of approximately $574.5 million and fair values of $0.8 million and $12.9 million, which are included in prepaid and other assets and accrued and other liabilities, respectively, and which expire at various dates through April 2013. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2011, an aggregate notional value of approximately $204.0 million and fair values of $5.5 million and $0.8 million, which are included in prepaid and other assets and accrued and other liabilities, respectively, and which expired at various dates through April 2012. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Interest Rate Derivatives
We used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates until October 2011. We entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2012 and 2011:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$—	$—
Foreign exchange contracts	—	658	—	(1,723)
Total derivative instruments designated as hedges	$—	$658	$—	$(1,723)
Undesignated derivative instruments
Foreign exchange contracts	$833	$5,489	$(12,911)	$(769)
Total derivative instruments	$833	$6,147	$(12,911)	$(2,492)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains on derivative instruments for the years ended December 31, 2012 and 2011:

Year-Ended December 31, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain recognized in income
Cash-flow hedges
Interest rate contracts	$—	Interest expense	$—	$—
Foreign exchange contracts	305	Other expense / income, net	781	—
Total	$305		$781	$—
Undesignated derivative instruments
Foreign exchange contracts	$—	Other expense / income, net	$—	$(13,456)

Year-Ended December 31, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$2,721	Interest expense	$—	n/a
Foreign exchange contracts	2,696	Other expense / income, net	(3,961)	n/a
Total	$5,417		$(3,961)	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other expense / income, net	n/a	$14,194
The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

14. Fair Value Measurements
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
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	As of December 31, 2012				As of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$7,989	$82,462	$—	$90,451	$9,290	$45,287	$—	$54,577
Foreign exchange contracts	—	833	—	833	—	6,147	—	6,147
	$7,989	$83,295	$—	$91,284	$9,290	$51,434	$—	$60,724
Liabilities:
Foreign exchange contracts	$—	$12,911	$—	$12,911	$—	$2,492	$—	$2,492
Contingent Consideration	—	—	18,983	18,983	—	—	38,646	38,646
	$—	$12,911	$18,983	$31,894	$—	$2,492	$38,646	$41,138

For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2012:

(in thousands) (unaudited)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
BALANCE AT DECEMBER 31, 2010	$22,510
Additions from acquisitions	24,885
Payments	(9,065)
Loss included in earnings	253
Foreign currency translation	63
BALANCE AT DECEMBER 31, 2011	$38,646
Additions from acquisitions	16,875
Payments	(6,008)
Gain included in earnings	(11,463)
Reversals	(19,129)
Foreign currency translation	62
BALANCE AT DECEMBER 31, 2012	$18,983

For the year ended December 31, 2012, the gain of $11.5 million was recognized in earnings as follows: $6.7 million in cost of sales and $4.8 million in general and administrative, restructuring, integration and other. During 2012, a reduction in the fair value of contingent consideration of $19.1 million was recorded against goodwill shortly after the acquisition and during the measurement period.
The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2012 and 2011 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of a cost-method investment as discussed in Note 10.

15. Lines of Credit and Debt

The credit facilities available at December 31, 2012 total €438.0 million (approximately $577.9 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2012, and four other lines of credit amounting to €38.0 million with no expiration date, none of which were utilized as of December 31, 2012. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. In 2012, $1.1 million of commitment fees were paid. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2012. The credit facilities are for general corporate purposes.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2012. The carrying values of these Senior Notes totaling $400.0 million approximates fair value as of December 31, 2012 as neither the Treasury rates or credit spreads have changed significantly since the issuance date in October 2012.

Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.
At December 31, 2012, total long-term debt was approximately $847.0 million, $0.9 million of which is current. We believe that funds from operations, existing cash and cash equivalents, short-term investments and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2013.

Total long-term debt consists of the following:

(in thousands)	December 31, 2012	December 31, 2011
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.7% due in May 2026	$300,000	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	145,000	145,000
3.19% Series A Senior Notes due October 16, 2019	73,000	—
3.75% Series B Senior Notes due October 16, 2022	300,000	—
3.90% Series C Senior Notes due October 16, 2024	27,000	—
Other notes payable bearing interest up to 6.28% and due through November 2015	1,992	2,622
Total long-term debt	846,992	447,622
Less current portion	948	1,617
Long-term portion	$846,044	$446,005
Future principal maturities of long-term debt as of December 31, 2012 are as follows:

Year ending December 31,	(in thousands)
2013	$948
2014	396
2015	648
2016	—
2017	—
thereafter	845,000
$846,992

Interest expense on long-term debt was $17.4 million, $22.1 million and $24.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes are loaned by Euro Finance to consolidated subsidiaries and at December 31, 2012 and 2011, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.7% and were originally due in December 2014. In 2012, we refinanced the $300 million note with QIAGEN Euro Finance and under the new terms the debt is due in May 2026. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at December 31, 2012 was $358.4 million. We have reserved 15.0 million common shares for issuance in the event of conversion.
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes are loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and at December 31, 2012 and 2011, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. The notes are due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2012 was $209.7 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

16. Income Taxes
Income before provision for income taxes for the years ended December 31, 2012, 2011 and 2010 consisted of:

(in thousands)	2012	2011	2010
Pretax income in The Netherlands	$27,222	$30,232	$55,431
Pretax income from foreign operations	117,931	65,980	117,690
	$145,153	$96,212	$173,121

The provisions for income taxes for the years ended December 31, 2012, 2011 and 2010 are as follows:

(in thousands)	2012	2011	2010
Current—The Netherlands	$3,271	$6,752	$12,265
—Foreign	35,112	26,372	36,487
	38,383	33,124	48,752
Deferred—The Netherlands	—	—	—
—Foreign	(22,767)	(31,861)	(19,942)
	(22,767)	(31,861)	(19,942)
Total provision for income taxes	$15,616	$1,263	$28,810

The Netherlands statutory income tax rate for the years ended December 31, 2012, 2011 and 2010 was 25%, 25% and 25.5%. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$36,288	25.0%	$24,053	25.0%	$44,146	25.5%
Earnings of subsidiaries taxed at different rates	5,180	3.6	3,204	3.3	7,710	4.5
Tax impact from permanent items	4,854	3.4	5,989	6.2	3,295	1.9
Tax impact from tax exempt income	(36,969)	(25.5)	(23,382)	(24.3)	(10,283)	(6.0)
Tax contingencies, net	2,729	1.9	(1,675)	(1.7)	(1,269)	(0.7)
Taxes due to changes in tax rates	(1,086)	(0.8)	(3,521)	(3.7)	(1,400)	(0.8)
Taxes due to changes in tax laws	2,697	1.9	—	—	—	—
Restructuring	—	—	—	—	(12,903)	(7.5)
Prior year taxes	2,805	1.9	(2,632)	(2.7)	476	0.3
Other items, net	(882)	(0.6)	(773)	(0.8)	(962)	(0.6)
Total provision for income taxes	$15,616	10.8%	$1,263	1.3%	$28,810	16.6%

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are open since 2000 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2008. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2008 through the current period.
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
We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2012 will significantly increase or decrease during the twelve-month period ending December 31, 2013; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2010	$8,673
Additions based on tax positions related to the current year	757
Additions for tax positions of prior years	31
Settlements with taxing authorities	(2,257)
Reductions due to lapse of statute of limitations	(207)
Decrease from currency translation	(62)
Balance at December 31, 2011	$6,935
Additions based on tax positions related to the current year	819
Additions for tax positions of prior years	3,608
Reductions due to lapse of statute of limitations	(691)
Increase from currency translation	104
Balance at December 31, 2012	$10,775

At December 31, 2012 and 2011, our net unrecognized tax benefits totaled approximately $8.8 million and $6.3 million, respectively, of which $8.8 million and $6.3 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $2.4 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.
Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2012 and 2011, we have net interest expense and penalties of $2.8 million and $0.1 million, respectively. At December 31, 2012 and 2011, we have accrued interest of $3.0 million and $0.5 million, respectively, that are not included in the table above.
We have recorded net deferred tax liabilities of $165.0 million and $181.5 million at December 31, 2012 and 2011, respectively. The 2011 deferred taxes have been adjusted to correctly reflect as current or non-current and to net deferred tax positions within the same tax jurisdictions. These balance sheet reclassifications have no impact on retained earnings. The components of the net deferred tax liability at December 31, 2012 and December 31, 2011 are as follows:

	2012		2011
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$17,664	$—	$10,389	$—
Accrued and other liabilities	21,412	(552)	25,981	(65)
Inventories	2,991	(1,410)	3,106	(1,578)
Allowance for bad debts	687	(600)	726	(471)
Currency revaluation	266	(746)	—	(546)
Depreciation and amortization	606	(10,027)	124	(19,854)
Capital lease	2,149	—	2,392	—
Tax credits	611	—	6,848	—
Unremitted profits and earnings	—	(1,215)	—	(1,175)
Intangibles	5,270	(220,880)	2,523	(218,027)
Equity awards	10,082	—	7,289	—
Other	10,460	(1,314)	6,553	(1,432)
Valuation allowance	(442)	—	(4,260)	—
	$71,756	$(236,744)	$61,671	$(243,148)
Net deferred tax liabilities		$(164,988)		$(181,477)

At December 31, 2012 and 2011, we had $58.7 million and $39.4 million in total foreign net operating losses. At December 31, 2012 and 2011, we had $13.5 million and $5.1 million of U.S. federal net operating loss (NOL) carryforwards. At December 31, 2012, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code but all losses subject to IRC 382 limitation are expected to be utilized before they expire. The net operating losses in the U.S. will expire beginning December 31, 2021 through December 31, 2031. As of December 31, 2012 and 2011, we had other foreign NOL carryforwards totaling approximately $45.2 million and $34.3 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from our subsidiaries. A portion of the foreign net operating losses will be expiring beginning December 31, 2013. The valuation allowance amounts for the years ended December 31, 2012 and 2011 are $0.4 million and $4.3 million, respectively. We had a release of the valuation allowance of $3.9 million in 2012 as an adjustment to goodwill related to a deferred tax asset from a 2009 acquisition. In 2011, we had a decrease of valuation allowance of $1.1 million from the deferred tax assets that were used to offset current tax liability.
As of December 31, 2012, a provision has not been made for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $185.0 million at December 31, 2012. We have $18.0 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2012 and December 31, 2011, of approximately $1.2 million. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

17. Accumulated Other Comprehensive Income

The following table is a summary of the components of accumulated other comprehensive income at December 31:

(in thousands)	2012	2011
Net unrealized loss on hedging contracts, net of tax of $0.1 million in 2011	$—	$(762)
Net unrealized (loss) gain on pension, net of tax	(483)	115
Foreign currency effects from intercompany long-term investment transactions, net of tax of $4.4 million and $4.9 million in 2012 and 2011, respectively	5,954	7,369
Foreign currency translation adjustments	38,520	9,182
Accumulated other comprehensive income	$43,991	$15,904

18. Share Repurchase Program

In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). Through December 31, 2012, a total of 1.9 million QIAGEN shares were repurchased for approximately $35.7 million, in total. We intend to complete the share repurchase program in 2013. The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

19. Earnings per Common Share
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

	Years ended December 31,
(in thousands, except per share data)	2012	2011	2010
Net income attributable to the owners of QIAGEN N.V.	$129,506	$96,038	$144,311

Weighted average number of common shares used to compute basic net income per common share	235,582	233,850	232,635
Dilutive effect of stock options and restrictive stock units	2,341	2,876	2,843
Dilutive effect of outstanding warrant shares	2,823	2,338	5,005
Weighted average number of common shares used to compute diluted net income per common share	240,746	239,064	240,483
Outstanding options and awards having no dilutive effect, not included in above calculation	2,906	3,995	2,152
Outstanding warrants having no dilutive effect, not included in above calculation	23,644	23,591	21,462

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.55	$0.41	$0.62
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.40	$0.60

20. Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $21.5 million, $20.3 million and $17.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Minimum future obligations under capital and operating leases at December 31, 2012 are as follows:

(in thousands)	Capital Leases	Operating Leases
2013	$5,396	$16,309
2014	5,304	11,389
2015	5,290	9,834
2016	3,998	5,879
2017	1,429	3,234
Thereafter	1,429	7,809
	22,846	$54,454
Less: Amount representing interest	(2,958)
	19,888
Less: Current portion	(4,203)
Long-term portion	$15,685
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $17.6 million and $25.7 million at December 31, 2012 and 2011, respectively. Royalty expense relating to these agreements amounted to $52.5 million, $43.3 million, and $45.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2012, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2013	$54,754	$9,224
2014	4,124	3,762
2015	1,339	1,773
2016	152	1,798
2017	—	1,799
Thereafter	—	2,905
	$60,369	$21,261

Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017, and $51.1 million, payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $134.2 million total contingent obligation, we have assessed the fair value at December 31, 2012, to be $19.0 million, where $9.8 million and $9.2 million are included in accrued and other liabilities and other long-term liabilities, respectively.

Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2012, the commitment under these agreements totaled $15.3 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2012 and 2011 appropriately reflect the estimated cost of such warranty obligations.
Preacquistion Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $7.5 million and $7.0 million as of December 31, 2012 and 2011, respectively. In addition, we have recorded $5.5 million and $6.2 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2012 and 2011, respectively.
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2012, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

21. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 19.8 million Common Shares reserved and available for issuance under this plan at December 31, 2012.
In connection with the 2007 acquisition of Digene Corporation, we assumed three additional equity incentive plans. No new grants will be made under these plans. We had approximately 0.1 million common shares reserved and available for issuance under these plans at December 31, 2012.
Stock Options
During the years ended December 31, 2012 and 2011, we granted 592,829 and 601,897 stock options, respectively. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Stock price volatility	34%	34%	31%
Risk-free interest rate	0.82%	1.88%	2.12%
Expected life (in years)	4.89	4.97	4.84
Dividend rate	0%	0%	0%
Forfeiture rate	5.9%	6.1%	7.0%

A summary of the status of employee stock options as of December 31, 2012 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	6,527	$13.61
Granted	593	$16.00
Exercised	(1,444)	$11.53
Forfeited	(82)	$18.90
Expired	(261)	$17.64
Outstanding at December 31, 2012	5,333	$14.16	4.09	$25,006
Exercisable at December 31, 2012	4,252	$13.18	2.91	$23,664
Vested and expected to vest at December 31, 2012	5,257	$14.12	4.01	$24,886

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2011 and 2010 was $4.80, $6.49 and $6.42, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $7.2 million and $3.7 million, respectively. At December 31, 2012, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $3.5 million and will be recognized over a weighted average period of approximately 1.66 years.
At December 31, 2012, 2011 and 2010, options were exercisable with respect to 4.3 million, 5.5 million and 6.4 million Common Shares at a weighted average price of $13.18, $12.37 and $12.93 per share, respectively. The options outstanding at December 31, 2012 expire in various years through 2022.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.1%. At December 31, 2012, there was $67.6 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.9 years. The weighted average grant date fair value of stock units granted during the year ended December 31, 2012 was $15.80. The total fair value of stock units that vested during the years ended December 31, 2012 and 2011 was $13.3 million and $8.8 million, respectively.

A summary of stock units as of December 31, 2012 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	5,651
Granted	2,574
Vested	(831)
Forfeited	(473)
Outstanding at December 31, 2012	6,921	2.85	$125,602
Vested and expected to vest at December 31, 2012	5,732	2.74	$104,029
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2012, 2011 and 2010 totaled approximately $25.4 million, $19.5 million and $13.6 million, respectively, as shown in the table below. No share-based compensation cost was capitalized in inventory in 2012, 2011 or 2010 as the amounts were not material. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $1.5 million, $4.2 million and $2.0 million, respectively, for the years ended December 31, 2012, 2011 and 2010.

Compensation Expense (in thousands)	2012	2011	2010
Cost of sales	$2,328	$1,672	$932
Research and development	4,167	3,055	2,087
Sales and marketing	6,123	4,285	2,885
General and administrative	12,737	10,528	7,688
Share-based compensation expense	$25,355	$19,540	$13,592

22. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.1 million, $2.3 million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2012, 2011 and 2010.
We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $4.0 million at December 31, 2012 and $2.9 million at December 31, 2011, and is included as a component of other long-term liabilities on the consolidated balance sheets.

23. Related Party Transactions
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities for which we do not hold any variable interests and are not the primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2012 and 2011, we had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $4.4 million. We also had amounts receivable from QIAGEN Finance of $3.4 million. As of December 31, 2012 and 2011, we have a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and $3.0 million, respectively and amounts receivable from Euro Finance of $1.3 million and $1.6 million, respectively. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.
In 2011, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. We incurred consulting expenses of approximately $0.1 million as of December 31, 2011 for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.
During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we will pay a total of $7.7 million in 2013 and another $2.0 million in total based on the achievement of certain milestones.
From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2012	2011
Net sales	$7,068	$6,287
Accounts receivable	$2,651	$3,606
Accounts payable	$3,699	$4,642
Loans receivable	$1,674	$1,539

24. Subsequent Event

Since December 31, 2012 and through February 22, 2013, we have repurchased 1.9 million shares of common shares under the share repurchase program discussed more fully in Note 18, for approximately $38.5 million, in total.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2010:
Allowance for doubtful accounts	$3,402	$1,444	$(771)	$(848)	$3,227
Year Ended December 31, 2011:
Allowance for doubtful accounts	$3,227	$2,131	$(593)	$(450)	$4,315
Year Ended December 31, 2012:
Allowance for doubtful accounts	$4,315	$1,048	$(240)	$98	$5,221

S-1