Form 20-F
period 2013-12-31
QIAGEN NV
filed 2014-03-03
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
The number of outstanding Common Shares as of December 31, 2013 was 233,890,118.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at February 28, 2014, was $1.3813 per €1.
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
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2013, 2012 and 2011 and the consolidated balance sheets at December 31, 2013 and 2012 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2010 and 2009, and the consolidated balance sheets as of December 31, 2011, 2010 and 2009, is derived from audited consolidated financial statements not included in this Annual Report. The 2010 and 2009 amounts for working capital, total assets and total long-term liabilities, including current portion, have been adjusted to correctly reflect deferred taxes as current or non-current and to net deferred tax positions within the same tax jurisdictions. These balance sheet reclassifications had no effect on total equity at December 31, 2010 and 2009.
Selected Financial Data

The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2013	2012	2011	2010	2009
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,301,984	$1,254,456	$1,169,747	$1,087,431	$1,009,825
Cost of sales	486,494	430,432	419,938	371,869	342,752
Gross profit	815,490	824,024	749,809	715,562	667,073
Operating expenses:
Research and development	146,070	122,476	130,636	126,040	107,900
Sales and marketing	371,523	343,549	307,332	267,484	244,814
General and administrative, integration and other	199,072	152,068	185,507	110,009	115,933
Acquisition-related intangible amortization	35,495	36,117	26,746	23,492	18,221
Total operating expenses	752,160	654,210	650,221	527,025	486,868
Income from operations	63,330	169,814	99,588	188,537	180,205
Other expense	(25,992)	(24,661)	(3,376)	(15,416)	(7,875)
Income before income taxes	37,338	145,153	96,212	173,121	172,330
Income taxes	(31,760)	15,616	1,263	28,810	34,563
Net income	$69,098	$129,537	$94,949	$144,311	$137,767
Net income (loss) attributable to noncontrolling interest	25	31	(1,089)	—	—
Net income attributable to QIAGEN N.V.	$69,073	$129,506	$96,038	$144,311	$137,767
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.30	$0.55	$0.41	$0.62	$0.67
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.29	$0.54	$0.40	$0.60	$0.64
Weighted-average common shares outstanding
Basic	234,000	235,582	233,850	232,635	206,928
Diluted	242,175	240,746	239,064	240,483	213,612
 ____________________

(1)	See Note 19 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2013	2012	2011	2010	2009
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$330,303	$394,037	$221,133	$828,407	$825,557
Working capital (1)	$583,851	$725,752	$293,753	$1,003,489	$972,183
Total assets	$4,088,392	$4,087,631	$3,729,685	$3,878,478	$3,769,219
Total long-term liabilities, including current portion	$1,032,409	$1,101,550	$725,874	$1,118,932	$1,171,065
Total equity	$2,723,871	$2,724,363	$2,557,798	$2,476,353	$2,291,169
Common shares, par value	$2,812	$2,769	$2,739	$2,724	$2,711
Common shares outstanding	233,890	236,487	234,221	233,115	232,074
_________________
(1) Working capital is current assets less current liabilities.

Risk Factors
Risk Management
Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls.
QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. Risk management policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.
Identified risks are subdivided into three types:

•	A base business risk is specific to us or our industry and that threatens our current and existing business;

•	A business growth risk is specific to us or our industry that threatens our future business growth; and

•	An underlying business risk is not specific to us or our industry, but applies to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. A detailed review of all underlying business risks is completed every year. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.
Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in Item 10 of this Annual Report) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in Item 6 of this Annual Report). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting, which is described further in Item 15 of this Annual Report. Additionally, a Compliance Committee operates under the leadership of the Chief Financial Officer, who is also a member of the Managing Board, that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in Item 16B of this Annual Report.

Risk Types
Base Business Risk
•  Identification and monitoring of competitive business threats
•  Monitoring complexity of product portfolio
•  Monitoring dependence on key customers for single product groups
•  Reviewing dependence on individual production sites or suppliers
•  Evaluating purchasing initiatives, price controls and changes to reimbursements
•  Monitoring production risks, including contamination prevention, high-quality product assurance
• Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	• Managing development and success of key R&D projects • Managing successful integration of acquisitions to achieve anticipated benefits
Underlying Business Risk
•  Evaluating financial risks, including economic risks and currency rate fluctuations
•  Monitoring financial reporting risks, including multi-jurisdiction tax compliance
•  Reviewing possible asset impairment events
•  Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals
• Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown rapidly, with total net sales increasing to $1.30 billion in 2013 from $1.01 billion in 2009. We have made a series of acquisitions in recent years, including Ingenuity and CLC bio in 2013, Intelligent BioSystems and AmniSure in 2012, and Cellestis Ltd. and Ipsogen S.A. in 2011. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay Technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and began a major expansion project in August 2009 to create additional facilities for research and development as well as to expand production capacity. This expansion project was completed in early 2012. In addition, we began activities in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and these efforts were completed in 2013. These expansion projects have increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these planned facilities. In 2012, we added a subsidiary in Poland as part of the creation of a new global shared services center to gain economies of scale in various administrative functions. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. As an example, in 2011 we established new subsidiaries in India and Taiwan, further expanding our presence in Asia. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.
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
Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our offering of products for use in next-generation sequencing (NGS) and related Sample & Assay Technologies.
The speed and level of adoption of our QIAsymphony platform will affect sales not only of instrumentation but also of sample and assay kits designed to run on this system. The rollout of QIAsymphony is intended to drive the dissemination and increasing sales of sample and assay kits that run on this platform, and we are seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. The risk of slower adoption of QIAsymphony or the complete QIAsymphony RGQ system could significantly affect sales of products designed to run on these platforms.
Our strategic initiative in NGS aims to drive the adoption of this technology in clinical research and diagnostics. It involves the development and ongoing commercialization of universal pre-analytic and bioinformatics products that can be used with any sequencing system as well as the development and future commercialization of the GeneReaderTM benchtop NGS sequencer workflow. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReader workflow will affect sales of our Sample & Assay Technologies.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. In times of economic hardship or high unemployment, patients may decide to forgo or delay routine tests, in particular our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.
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
Our results of operations could also be negatively impacted by any decisions by the U.S. Congress to implement automatic government spending cuts (sequestration) that may take effect (as they did in 2013). These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
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
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability.
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
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010 the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA) which is expected to impact the scope and nature of Medicare reimbursement methods. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
Our concentration of a significant portion of revenues in products related to HPV testing increases our dependence on their success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.

Contributions in 2013 from sales in the United States of our HPV test products represented approximately 10% of our total net sales. HPV testing applies a newer molecular-based approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to traditional cervical cancer screening. As a result, our ability to grow revenues from HPV testing in the U.S. and around the world depends on providing information on the proven benefits of using our molecular technologies to identify women at risk for cervical cancer.

While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. Should any of these reference laboratories make changes to their supplier arrangements, as we saw in 2013 with the consolidation of purchases of women’s health diagnostics with a competitor supplier, our results of operations could be negatively impacted.

In times of economic hardship or high unemployment, patients may decide to forgo or delay routine tests. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, or if pricing is negatively impacted as we experienced in 2013 following a move towards multi-year customer agreements in light of new competitor pricing actions, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S.; however, we could be at risk that under-performance of the HPV line or loss of a customer could materially affect results of operations.
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
Approximately 25% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals, including the 2013 sequestration. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
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
In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets.
Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.
Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to 12 months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.
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
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in “Laboratory-Developed Tests” (LDTs), where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use.

Further, the FDA has publicly announced its intention to begin regulating lab-developed tests in a phased-in approach, but details of proposed regulations have not yet emerged. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. On the other hand, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point the ultimate impact of potential new FDA policies on LDTs is uncertain.

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
For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends to a high degree on the commercial success of the related medicines for which the tests have been designed to be used for determining their use in patients. More companion diagnostics would be sold in combination with a widely prescribed drug than a drug with limited use. Hence, the future success of these diagnostics depends on our Pharma partners' commercialization actions and success.
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
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.
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
Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time.
Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations.
Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
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
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2013, we had outstanding long-term loan facilities of approximately $845.5 million, of which $0.2 million was current and due in 2013. Furthermore, as of December 31, 2013, we had capital lease obligations, including the current portion, of $16.3 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.
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
At December 31, 2013, our consolidated balance sheet reflected approximately $1.9 billion of goodwill and approximately $790.4 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
Exchange rate fluctuations may adversely affect our business and operating results.
Because we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We economically hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
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
Doing business internationally creates certain risks.
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
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
Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA) the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
We have made investments in and are expanding our business into emerging markets, which exposes us to risks.
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 14% of total sales in 2013, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.

We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2013, we owned 233 issued patents in the United States, 156 issued patents in Germany and 889 issued patents in other major industrialized countries. In addition, at December 31, 2013, we had 996 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S., rights predicated upon the U.S. securities laws. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the U.S. If the Dutch court finds that the jurisdiction of the federal or state court in the U.S. has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the U.S. without substantive re-examination or re-litigation on the merits of the subject matter thereof, unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the U.S. brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $24.74 to a low of $14.05 on NASDAQ, and a high of €18.15 to a low of €10.69 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2013, a total of approximately 233.9 million Common Shares were outstanding along with approximately 13.1 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 2.3 million were vested. A total of approximately 16.4 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2013, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.
Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.
Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.
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
Description of our business
Company overview

QIAGEN is the world's leading provider of innovative Sample & Assay Technologies, based on market studies of United States and European market shares for our products and technologies. Our automated systems and our consumable products empower customers to transform raw biological samples into valuable molecular insights. Sample technologies are used to isolate DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from any biological sample, such as blood or tissue as well as plants and other samples that contain biological materials. Assay technologies are then used to amplify, enrich and provide results for analysis, such as the DNA of a virus or a mutation of a gene contained in a cancer cell, and these are supported by a portfolio of industry-leading bioinformatics solutions.
Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in four general areas: Molecular Diagnostics, Applied Testing, Pharma and Academia. QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids-biological molecules such as DNA and RNA that are essential for life as carriers of genetic information. Since the introduction of that first ready-to-use Sample Technology kit, QIAGEN has expanded to become the global leader with a broad offering of Sample & Assay Technologies, including kits, assays, related automated systems and bioinformatics solutions, that cover the entire continuum from basic life sciences research to clinical diagnostics.
QIAGEN has become a trusted partner by enabling customers to obtain exciting insights with products that are considered standards for quality and reliability. It is estimated that more than two billion biological samples have been prepared or analyzed using QIAGEN Sample Technologies in laboratories around the world. Net sales of $1.30 billion in 2013 were composed of consumable kits and other revenues (88% of sales) and automated systems and instruments (12% of sales).
QIAGEN has leveraged its leadership position in Sample & Assay Technologies to build a strong global position in applications of these technologies for use in healthcare as clinical diagnostics, which involves our Molecular Diagnostics customer class and accounts for approximately 50% of net sales in 2013. Commercial applications of molecular technologies are transforming healthcare by providing precise genetic information to guide prevention, profile diseases and personalize treatment strategies. Approximately 50% of total sales are to customers in Academia, Pharma and Applied Testing, which involve the use of these technologies in life sciences research, pharmaceutical new product development and non-healthcare commercial applications such as human identification / forensics, veterinary testing and food safety.

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
Recent Developments
QIAGEN achieved a number of recent strategic milestones in the development of our business:

•
QIAsymphony breaks through 1,000 placements: The QIAsymphony platform surpassed 1,000 cumulative placements in 2013, and the menu of test kits available for QIAsymphony continued to expand. QIAsymphony is the industry's first modular sample-to-result system that runs commercial assays as well as laboratory-developed tests. Demand for the QIAsymphony platform remains strong among customers in Molecular Diagnostics and the Life Sciences, driven by the broadest range of tests available on a platform. Important product launches are expanding the content menu for the QIAsymphony family of instruments, including the 2013 U.S. introduction of the therascreen EGFR RGQ PCR Kit as a companion diagnostic in metastatic non-small cell lung cancer (NSCLC) and European introductions of the artus CT/NG QS-RGQ Kit for detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG) infections; the RespiFinder RG Panel, a multiplex assay for the detection and differentiation of 21 respiratory pathogens; and the artus C. difficile QS-RGQ Kit for detection of C. difficile, the first in a series of test kits for healthcare-associated infections. In late 2013, we submitted our entire QIAsymphony RGQ MDx platform for U.S. Food and Drug Administration review, including QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and our real-time PCR detection module, Rotor-Gene Q MDx. We have a portfolio of approximately 35 assays in development for the Rotor-Gene Q MDx.

•
Bioinformatics strategy brings leadership in biological analysis and interpretation: In 2013, we made two strategic acquisitions and began expanding our global leadership position in software solutions for the analysis and interpretation of complex biological data, especially in clinical research and diagnostics. New technologies such as next-generation sequencing (NGS) now generate more data in a single year than was created in all prior history, and the analysis and interpretation of large amounts of data has become a critical challenge to success for many of our customers. We completed two acquisitions in 2013: Ingenuity Systems, Inc., a privately-held U.S.

company that has created the market-leading, expertly curated knowledge system and software solutions to efficiently and accurately analyze and interpret the meaning of genomic data; and CLC bio, a privately-held company based in Aarhus, Denmark, that has created the leading commercial data analysis solutions used by many top academic, pharmaceutical and reference laboratory institutions. We provide these industry-leading solutions for use with data generated by any NGS platform, and we are also integrating them into our own products to create complete sample-to-insight workflows and strengthen our emerging offering in next-generation sequencing.

•
NGS initiative moving ahead: QIAGEN is advancing a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics. QIAGEN is creating differentiated solutions for workflow challenges. These solutions can accelerate the adoption of NGS in these targeted areas, particularly through improved automation compared to current systems to generate sequencing data as well as through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytical steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications. Products launched to date include several pre-analytic kits, including the REPLI-g Single Cell Kit that enables sequencing from single cells and minute amounts of DNA with highly accurate results, and an expanding portfolio of GeneReadTM DNAseq gene panels for enrichment of targeted DNA regions, which are aligned with interpretation based on Ingenuity Variant Analysis. The current portfolio of nine cancer-focused gene panels is being expanded to 20 gene panels for use in cancer and other areas, including inherited diseases and cardiovascular conditions.

•
Personalized Healthcare expands with product launches and new collaborations: We continue to advance our global leadership in companion diagnostics, which are molecular tests used to gather and analyze genomic information from individual patients to help physicians guide treatment decisions, through new product launches as well as new co-development agreements with leading pharmaceutical companies. In July 2013, the FDA approved the therascreen EGFR RGQ PCR Kit to guide the use of the new targeted therapy Gilotrif® (afatinib) from Boehringer Ingelheim, which received FDA approval for use in metastatic non-small cell lung cancer (NSCLC) patients. The EGFR approval follows the 2012 U.S. launch of the therascreen KRAS RGQ PCR Kit paired for use with Erbitux® (cetuximab) from Eli Lilly and Company and Bristol-Myers Squibb for metastatic colorectal cancer patients. We also expanded our portfolio of co-development projects with pharmaceutical companies and added to the deep pipeline of promising biomarkers under development for Personalized Healthcare tests in rheumatoid arthritis, lung cancer, colorectal cancer, glioblastoma, lymphoma and other cancers. In October 2013, we entered into a framework agreement with Clovis Oncology to co-develop and co-commercialize a companion diagnostic test to guide the use of CO-1686, which is in clinical development and targets an unmet clinical need in patients with epidermal growth factor receptor (EGFR) driven NSCLC for whom current EGFR-inhibiting drugs no longer control disease. In February 2013, we entered into a master collaboration agreement with Eli Lilly, building on the companies' past work together, providing for future development and commercialization of companion diagnostics paired with Lilly investigational and approved medicines across all therapeutic areas. In November 2013, we announced plans to develop and commercialize a new companion diagnostic with Lilly which will be paired with a novel but undisclosed Lilly oncology compound. In October 2012, we announced a collaboration with Bayer HealthCare for development and commercialization of companion diagnostics paired with novel Bayer drugs, initially to enhance the treatment of various solid tumors. The assays under development are designed to run on the QIAsymphony family of automated instruments.

•
Exosome collaboration targets challenges in sample collection: We entered a partnership with Exosome Diagnostics Inc. in 2013 to develop and commercialize high-performance sample preparation kits for the processing of nucleic acids from exosomes in biofluids. The combined Exosome-QIAGEN technologies have the potential to allow researchers, drug developers and doctors to take repeated, real-time genetic "snapshots" of disease from patients' blood, urine or cerebrospinal fluid without the need for tissue biopsies. The exclusive agreement will cover co-development, manufacturing and commercialization of a full product line for the life science and translational medicine markets, subject to successful product performance. The product portfolio is also expected to create the basis for development and commercialization of clinical in vitro diagnostic products for a range of non-invasive personalized healthcare solutions.

•
QIAGEN China launches careHPV Test: In March 2013, we launched the innovative careHPV Test in China as the world's first molecular diagnostic designed to screen for high-risk human papillomavirus (HPV) in low-resource clinical settings, including areas lacking electricity, water or laboratories. QIAGEN gained approval for the careHPV Test from China's State Food and Drug Administration (SFDA) at the end of 2012. In March 2012, we expanded access to our digene HPV Test across China through a co-marketing agreement with KingMed Diagnostics, China's largest independent laboratory network. The digene HPV Test was first registered in China in 2000 and is widely available in many of the country's top-tier hospitals and private labs. The KingMed agreement extended access to smaller hospitals, with KingMed functioning as a centralized laboratory.

•
AmniSure assay benefits women's health business: In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio and synergistic to our presence in women's health. AmniSure provided an additional source of growth for us as we integrated this Point of Need product into our commercial operations.

Our Products

QIAGEN leverages our leadership in Sample & Assay Technologies across a wide range of applications and customer classes through more than 500 core consumable products (known as “kits”), as well as instrument solutions that automate the use of these products for sample preparation, analysis and interpretation. The terms “Sample” and “Assay” Technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, generally in digital form:
Sample Technologies: We have developed and advanced a broad range of technologies to extract and purify molecules of interest from biological samples such as blood, bone, tissue, etc. QIAGEN technologies ensure that a biological sample is consistently processed in a highly reproducible, standardized method with the highest level of quality before entering subsequent analysis with assay technologies.
Assay Technologies: Building on our leadership in sample technologies, we have developed assays that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific needs of various research areas and commercial applications. Laboratory-Developed Test (LDT) assays enable the customer to target molecules of interest for detection using reagents in the kit on platforms such as polymerase chain reaction (PCR). Commercially approved assays are preconfigured by us to test for specific targets such as genetic mutations, gene expression levels, influenza, human papillomavirus (HPV), tuberculosis (TB), hepatitis, herpes virus or human immunodeficiency virus (HIV).
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
Major applications for our consumable products are plasmid DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping. Our largest-selling single product is the digene HC2 HPV Test, regarded as the “gold standard” in testing for high-risk strains of HPV, the primary cause of cervical cancer in women.
Related revenues include sales of bioinformatics solutions, including the Ingenuity and CLC software portfolios following these acquisitions in 2013, as well as royalties, milestone payments from co-development agreements with pharmaceutical companies for companion diagnostics, payments from technology licenses and patent sales. We also have revenue from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.
Automation platforms and instruments:
Our instrumentation systems, which account for approximately 10-15% of net sales, automate the use of Sample & Assay Technologies into efficient solutions for a broad range of laboratory needs. These enable customers to perform reliable and reproducible processes, such as nucleic acid sample preparation, assay setup, target detection as well as complete workflow solutions.
We offer automated platforms for all phases of testing, from sample to result. Among them:

QIAsymphony is an innovative, easy-to-use modular system that is making laboratory workflows more efficient and helping to disseminate standardized, regulator-approved diagnostics. In 2013, the installed base of QIAsymphony systems increased to more than 1,000 instruments worldwide, up from more than 750 at year-end 2012. The platform offers many features of interest to laboratories, such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation's New Product Award (NPA) following its introduction in 2008. In late 2010, we launched QIAsymphony RGQ, an integrated system that has started a new era of integrated workflow consolidation and laboratory automation, covering all steps from initial sample processing to final result. QIAsymphony RGQ gives customers access to a broad menu of commercially available assays while also allowing them to run their own PCR-based LDTs, which account for more than half of the volume of tests performed in many molecular diagnostic laboratories.

Rotor-Gene Q is the world's first rotary real-time PCR cycler system, using real-time PCR reactions to make specific sequences of DNA and RNA visible through amplification and quantifiable through real-time measurement. This system enhances our options to offer sample and assay technology solutions spanning from sample to result, and is an integral part of the QIAsymphony RGQ system.

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

QIAcube is a sample processing instrument incorporating novel and proprietary technologies that allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the NPA honor in 2007 and has won various design awards.

QIAxcel is designed to replace traditional slab-gel analysis, eliminating tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel is characterized by unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

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

Customers
From the early days of the biotechnology revolution, QIAGEN believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology-and that the information extracted from DNA and RNA would be increasingly valuable in research, industry and healthcare. Since 1986, we have been supplying customers with a growing portfolio of innovative proprietary products for the analysis of nucleic acids.
We sell highly varied and flexible workflows for molecular testing, including sample and assay kits known as consumables and automated instrumentation platforms using those technologies, to four major customer classes:

•	Molecular Diagnostics - healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - drug discovery, translational medicine and clinical development efforts of pharmaceutical and biotechnology companies

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
Molecular Diagnostics
The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. The dissemination of PCR and other amplification technologies has brought nucleic acid-based diagnostics into routine use in healthcare around the world, and next-generation sequencing (NGS) is in the early days of further transforming healthcare.

Technologies for molecular diagnostics can be used to identify and profile microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences or to characterize previously unknown DNA sequences related to human diseases. Commercial applications for molecular diagnostics are multiplying as researchers identify new biological markers for disease and develop novel technologies for detection and analysis of those diagnostic clues from the human body.
The molecular diagnostics market, with sales estimated by industry experts at approximately $5 billion in 2013, is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of 10% or more. Market penetration is still low in the U.S., other developed countries and emerging markets. However, given the advantages of precise genetic information over traditional tests, QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the Molecular Diagnostics customer class is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:
Prevention - using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent TB infection to guard against active TB disease.
Profiling - testing symptomatic patients to profile the precise type of disease, for example screening patients for various viral or bacterial infections that involve blood-borne diseases and healthcare-acquired infections, and in particular in at-risk patient groups, such as those having undergone organ transplantation.
Personalized Healthcare - determining which patients are most likely to respond positively to particular therapies, including landmark QIAGEN tests for testing the mutation status of genes such as KRAS, EGFR, BRAF and others that influence the effectiveness and safety profile of novel medicines for treatment of various cancers and other diseases.
Point of Need - enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

QIAGEN offers one of the broadest portfolios of molecular technologies for human healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of sources, including blood, tissue, body fluids and stool, on automated systems that can handle hundreds of samples concurrently. Other key factors are the range of assays targeting various diseases and biomarkers, convenience and ease of laboratory workflow, versatility, reliability and standardization of the nucleic acid processing and detection procedures.
One of the largest prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year worldwide. We are the global leader in HPV screening technologies, with our market-leading “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world. In the U.S., we sell our HPV products primarily for two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV screening is growing based on clinical evidence and policy initiatives aimed at fighting cervical cancer.
The early-warning QuantiFERON®-TB Gold test, which detects latent TB infection as a strategy for the prevention of TB disease in vulnerable populations, has become an important growth driver since QIAGEN's 2011 acquisition of the product with its developer, the Australian firm Cellestis Ltd. Approximately one-third of the world's population is estimated by the World Health Organization (WHO) to be infected with the tuberculosis bacterium but do not exhibit any symptoms, a condition known as latent TB. However, about 5-10% of those patients with latent TB at some point are estimated to be at risk of developing active tuberculosis, a potentially life-threatening contagious disease that typical spreads from one active patient to 10 to 20 other people. The potential global market for latent TB detection is estimated at up to $1 billion.
In Profiling, we offer an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases. We are expanding this portfolio of assays and seeking regulatory approvals in additional markets. In 2013 we received European approvals of assays for detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG), as well as the healthcare-associated infection Claustridium difficile. In 2012, our assay for detection of Influenza A/B was approved for U.S. marketing by the FDA. A key element of our global content expansion is the use of these assay technologies on the QIAsymphony automation platform.
In Personalized Healthcare, we offer companion diagnostics to guide the selection of medicines in treating cancer and other diseases based on a broad portfolio of more than 30 biomarkers. In July 2013, QIAGEN achieved our second companion diagnostic approval from the FDA and introduced the therascreen® EGFR RGQ PCR Kit for use in patients with non-small cell lung cancer (NSCLC); the therascreen® KRAS RGQ PCR Kit for use in patients with metastatic colorectal cancer, approved by the FDA in July 2012, has gained wide acceptance among healthcare providers and laboratories. QIAGEN's global leadership position in Personalized Healthcare includes Japan, where regulators approved the therascreen KRAS and EGFR kits in 2011, and Europe, where QIAGEN offers more than 10 CE-marked assays for personalized healthcare applications. QIAGEN has more than 15 projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotechnology companies. We have collaborative projects with high-profile companies such as Amgen, Bayer, Boehringer Ingelheim, Bristol-Myers Squibb/ImClone, Eli Lilly, Pfizer and Sanofi. Ongoing acquisitions of biomarkers and other technologies contribute to our expanding co-development relationships. A key element of the global expansion in Personalized Healthcare is the ability of labs to efficiently use these assay technologies on our QIAsymphony platform.
We market a range of automation systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics. The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. (Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis.) We market assays directly to end customers via QIAGEN's sales channels, and selected assays through major diagnostic partners with complementary customer groups or other agreements with companies to broaden the distribution of our products.
Applied Testing

Use of molecular technologies is growing in more and more areas of life as industry and government organizations apply standardized sample preparation and assay solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research - such as human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs) and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point of need testing. Our manual DNA and RNA purification methods and automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.
Pharma
QIAGEN has significant relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class support research, while the other half supports clinical development processes, including stratification of patient populations based on genetic information. QIAGEN's GeneGlobe online portal (www.geneglobe.com) offers Pharma scientists an industry-leading source of information on disease pathways with searchable data on 60,000 genomic technologies and a platform for ordering related assays. Our Ingenuity and CLC bio informatics products, providing analysis and interpretation of sequencing results, also are widely used in pharmaceutical research.
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
Academia
QIAGEN provides Sample & Assay Technologies to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods for nucleic acid separation and purification, QIAGEN has focused on enabling labs to replace time-consuming traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies. QIAGEN often partners with leading institutions in research projects.
As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Molecular Diagnostics and Pharma customer classes.

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
Global Presence by Geographic Market
QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

(in thousands)	2013	2012	2011
Net Sales
Americas:
United States	$532,651	$518,130	$466,502
Other Americas	60,166	42,921	55,137
Total Americas	592,817	561,051	521,639
Europe	482,008	459,321	444,441
Asia Pacific and Rest of World	227,159	234,084	203,667
Total	$1,301,984	$1,254,456	$1,169,747

Expansion into high-potential geographic markets is a core priority. Our top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented approximately 14% and 10% of net sales in 2013 and 2012, respectively. In 2013, our sales in the top seven emerging markets grew 24%, with gains in many key markets that more than offset weaker results in Korea. China represents our third-largest geographic market in terms of sales. In 2011, new subsidiaries were created in India and Taiwan, further expanding our presence in Asia.

Growth Drivers
We believe the combined global market for molecular diagnostics and molecular life science research products totals approximately $15 billion. Among the fundamental growth drivers in the industry are ongoing breakthroughs and insights into molecular biology, the emergence of next-generation sequencing (NGS), new technologies to analyze molecular information, use of diagnostics to improve the quality of healthcare and reduce costs, and revenue streams made possible through consumable products.
We have grown substantially in recent years with a flexible strategy to accelerate innovation and growth, including actions such as developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.
We are building momentum by focusing on five growth drivers for 2014 and beyond:
QIAsymphony: We are driving global adoption of the QIAsymphony automation platform, with a target of 1,250 cumulative placements by year-end 2014, and expanding the content menu of test kits for the platform. Growing QIAsymphony placements and offering a broad menu of innovative consumables together drive sales growth.
Personalized Healthcare: We continue to develop and introduce companion diagnostics to guide the treatment of cancer and other diseases, as well as innovative sample technologies to support the care of patients. We also are a leading partner for pharmaceutical companies in co-developing products for personalized medicine.
QuantiFERON-TB: Having established leadership for QuantiFERON-TB in screening for latent tuberculosis in the United States and Europe, we are preparing to launch the product in China in 2014. In established geographic markets, we are targeting additional subpopulations of vulnerable patients, such as those with Type 2 diabetes.
Bioinformatics: Following the acquisitions of Ingenuity and CLC bio in 2013, we continue to drive the growth in sales of analysis and interpretation software for next-generation sequencing users. In addition, we are creating a leadership position in bioinformatics for the clinical research and diagnostic markets.
NGS workflow: QIAGEN is advancing on a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics, particularly through differentiated solutions for workflow challenges involving automation compared to current systems to generate sequencing data as well as through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytical steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications.
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
Our research and development investments are among the highest compared to other companies in our industry. Approximately 800 employees in research and development work in nine centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 1,000 granted patents and more than 900 pending applications.
Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular technologies in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. In late 2013, we submitted the full QIAsymphony RGQ MDx platform for regulatory approval in the United States. We also plan to integrate modules in the future for specialized needs such as next-generation sequencing. We are moving ahead on QIAGEN's initiative to create an industry-leading portfolio of products to drive adoption of next-generation sequencing in clinical research and diagnostics, including an innovative sample-to-insight workflow incorporating the GeneReader™ benchtop NGS sequencer, with commercialization planned for 2014.
We are commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The rollout of QIAsymphony RGQ is accompanied by an extensive development program involving assays for Molecular Diagnostics and other customer classes, and our next-generation sequencing initiative is generating product rollouts to enhance NGS research. In Applied Testing, we continue to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. The total combined addressable markets for our current assay development portfolio approach $1 billion in potential annual sales.
In addition, we are investing in co-development of companion diagnostics for personalized healthcare through projects with pharmaceutical and biotech companies. These programs typically begin with development of targeted assays to assist our customers in the development of new drugs by identifying patient populations most likely to respond favorably to therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2013, our purchases of intangible assets totaled $34.2 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2013, we owned 233 issued patents in the United States, 156 issued patents in Germany and 889 issued patents in other major industrialized countries. We had 996 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Thermo Fisher and Promega Corp. for assay solutions and for transfection reagents; and Sigma-Aldrich Corp. and Thermo Fisher for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use.
The medical diagnostics and biotechnology industries are subject to intense competition. In our HPV franchise within our molecular diagnostics customer class, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors in the United States include companies such as Roche Diagnostics GmbH and Hologic, Inc., which have been marketing FDA-approved HPV testing products in the U.S. in recent years. We expect competition to intensify, but our leading position in the HPV market is supported by our marketing efforts and the data supporting our digene HPV Test. We believe we have a competitive advantage driven by the fact that close to 90 million of these tests have been distributed worldwide as well as a multitude of clinical trials encompassing more than one million women. A number of major U.S. customers for HPV screening products operate under multiyear contracts with us, in which we provide competitive pricing and other benefits.
Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens, Cepheid and Hologic. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and availability of reimbursement.
We do not believe our competitors typically have the same comprehensive approach to Sample & Assay Technologies as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample preparation-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.
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
Government Regulations
We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products.

European Union Regulations

In the European Union, in vitro diagnostic medical devices are regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking.

Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On September 26, 2012, the European Commission (EC) adopted a proposal for new EU regulations for medical devices and IVDs that if finalized will impose additional regulatory requirements on IVDs used in the EU. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the Foreign Corrupt Practices Act, its books and records provisions and its anti-bribery provisions.

U.S. Regulations

In the United States, in vitro diagnostic kits are subject to regulation by the Food and Drug Administration (FDA) as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA.

In Vitro Diagnostics

The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some in vitro diagnostic tests. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.

510(k) Premarket Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a premarket approval application (PMA) was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA is currently reevaluating the 510(k) review process, and we cannot predict what if any changes will occur.

Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval from the FDA to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

Regulation of Companion Diagnostic Devices

Diagnostic tests may be used in the determination of whether a drug should be prescribed for a patient, and are often referred to as in vitro companion diagnostic devices. In July 2011, the FDA issued a Draft Guidance for Industry and Food and Drug Administrative Staff on In Vitro Companion Diagnostic Devices. The Draft Guidance applies to in vitro diagnostic companion diagnostic devices that provide information that is essential for the safe and effective use of a corresponding therapeutic drug. However, a novel in vitro diagnostic test that provides information that is useful in, but not a determining factor for the safe and effective use of a therapeutic product, would not be considered an IVD companion diagnostic device subject to the Draft Guidance. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD Companion Diagnostic Device in its therapeutic product development plan. The sponsor of the therapeutic product can decide to develop its own IVD Companion Diagnostic Device, partner with a diagnostic device sponsor to develop the appropriate IVD Companion Diagnostic Device, or explore modification of an existing IVD diagnostic device (its own or another sponsor’s) to accommodate the appropriate intended use. The FDA has approved a number of drug/diagnostic device companions in accordance with the Draft Guidance.

In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacts the hc2, QuantiFERON, and therascreen products. A task force has been established to ensure this deadline is met but this will place additional administrative and regulatory burden on these products for annual reporting of compliance to the new regulation. Class II and Class I products are required to have this same labeling by September 24, 2016 and 2018, respectively. The new rule will also require additional compliance oversight once implemented.

Some of our products are sold for research purposes in the U.S., and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.”  In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development.  These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements.  If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, we believe that some of our RUOs may be used by some customers in their laboratory-developed tests (LDTs), which they develop, validate and promote for clinical use.  However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDT tests for clinical diagnostic use.
HIPAA and Other Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996, (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) regulates uses and disclosures of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the adoption of administrative, physical and technical security measures to keep PHI secure. HIPAA also applies to organizations that create, use or disclose PHI to provide services to or on behalf of covered entities (business associates). Business associates are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established under HITECH. The HITECH breach notifications standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications.

Almost all states have adopted data security laws protecting the “personal information” of its residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. There is significant variability under these laws, but most require notification to affected individuals and the government in the event of breach, as well as compliance with certain security standards (such as encryption) and adoption of contractual protections for personal information. Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results.

We require the disclosure of whole genome sequences in order to analyze and interpret genomic data for research use by our customers. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization or de-identify information so that we may provide services. When PHI is de-identified or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH and who also enforce state data security laws. State data security laws apply directly to us to the extent that it acquires any personal information. Accordingly, we maintain an active privacy and data security program designed to address regulatory compliance issues.

Health information privacy and data security laws are complex, overlapping and rapidly evolving. As Company’s activities evolve and expand, additional laws may be implicated, for example, there are international privacy laws that impose restrictions on the access, use, and disclosure of health and other personal information. All of these laws impact Company’s business either directly or indirectly. Company’s failure to comply with these privacy laws or significant changes in the laws could significantly impact Company’s business and future business plans.

Compliance with Fraud and Abuse Laws

We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:

•	the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or

•	purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.

The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value.  In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.

The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers, including medical device manufacturers, that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.

Other Fraud and Abuse Laws

The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years.

In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.

There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, now requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government will disclose the reported information on a publicly available website beginning in 2014. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Reimbursement

United States

In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and patients; and, in certain circumstances, hospitals or referring laboratories. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010 the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration”. Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.

Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are driven, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.

A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors.

The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.

While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. The new CPT codes were issued final national reimbursement prices by CMS in November of 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. The lower reimbursement amounts experienced in the field of molecular pathology testing may soon be extending to other codes on the Clinical Laboratory Fee Schedule as CMS initiates a 5-year long review of all CPT codes for clinical laboratory testing this year. This review is designed to adjust the reimbursement rates of the CPT codes describing clinical laboratory testing to reflect any changes in technology that have occurred since the CPT code went into effect. CMS will start with the oldest CPT codes on the Fee Schedule first, and acknowledges that adjustments could result in increases to payment amounts, but expects most adjustments to result in decreases.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a contractual benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of illness and injury. Most third-party payors do not cover experimental services. Coverage determinations often are influenced by current standards of practice and clinical data, particularly at the local level. The Centers for Medicare & Medicaid Services (CMS) which is the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

European Union

In the European Union the reimbursement mechanisms used by private and public health insurers vary by country.  For the public systems reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association.

Conflict Minerals
Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers do contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We are currently evaluating the potential impact of, and developing an implementation strategy to comply with this legislation.
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

Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $84.5 million, $102.0 million and $86.8 million for 2013, 2012 and 2011, respectively.
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

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, LLC. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2008, ISO 13485:2003, ISO 13485:2003 CMDCAS, and the EC Directive 98/79/EC. Our certifications form part of our ongoing commitment to provide our customers high-quality, state-of-the-art Sample & Assay Technologies and to the development of our Total Quality Management system.
Our facilities in Hilden, Germany, currently occupy a total of approximately 750,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet and 40,000 square feet in Frederick, Maryland for manufacturing, warehousing, distribution and research operations.
In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. Both projects were completed at a total cost of $97.2 million as of December 31, 2013. There are two additional small expansion projects in Maryland that will be started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.
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
Results of Operations
Overview
We are the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular insights. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics - healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2013, we employed more than 4,000 people in more than 35 locations worldwide.
In 2013, operating income on a consolidated basis was $63.3 million, a 63% decrease from $169.8 million in 2012, which in turn was a 71% increase compared from $99.6 million in 2011. The 2013 decline reflects the impact of restructuring-related charges in 2013. Operating income in 2011 was also negatively impacted by a restructuring-related charge in the fourth quarter of 2011.

We have delivered five-year compound annual growth rates of approximately 8% in net sales and -5% in net income through 2013, as reported under U.S. GAAP. The decline in net income primarily reflects the impacts of our recent restructuring efforts. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.
Recent Acquisitions
We have made a number of strategic acquisitions since 2011, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•
In August 2013, we acquired CLC bio, a global leader in bioinformatics software with a focus on next-generation sequencing (NGS). This acquisition creates a complete workflow from biological sample to valuable molecular insights. CLC bio, a privately-held company based in Aarhus, Denmark, was founded in 2005 and has created the leading commercial data analysis solutions and workbenches for NGS. The addition of this portfolio follows our recent acquisition of Ingenuity Systems, Inc., the market leader in solutions for handling biological data through the interpretation and reporting stages. CLC bio’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis.

•
In April 2013, we acquired Ingenuity Systems, Inc., the leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. Ingenuity, a privately-held U.S. company based in California's Silicon Valley, created a market leading, expertly curated knowledge system of biomedical information and analysis solutions for the exploration, interpretation and analysis of complex biological systems. New technologies such as next-generation sequencing (NGS) are now generating more data in a single year than was created in all prior history, making the analysis and interpretation of this extensive and very complex biological data a critical success factor.

•
In June 2012, we unveiled an initiative to enter targeted areas of the NGS market, including our acquisition during 2012 of Intelligent Bio-Systems, Inc., which added important expertise, intellectual property rights and innovative technologies in this rapidly growing area. Our NGS initiative aims to expand the use of these technologies from the current focus on life science research into routine use in translational research and clinical diagnostics.

•
In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is a key addition to our Point of Need portfolio.

•
In August 2011, we acquired Cellestis Ltd., an Australian company that created the proprietary “pre-molecular” QuantiFERON® technology. The early-warning QuantiFERON®-TB Gold test, which detects latent tuberculosis (TB) infection as a strategy for the prevention of active TB disease in vulnerable populations, has become an important growth driver as we continue to expand the market.

•
In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. Through a public tender offer for the remaining shares, we had acquired 89% of the shares of Ipsogen by year-end 2013. We intend to fully acquire Ipsogen through future public offers. Effective January 1, 2013, Ipsogen was renamed QIAGEN Marseille and its sales and distribution networks were integrated with our commercial operations.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.

We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Considering the acquisitions made during 2013, we determined that we still operate as one business segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2013, Compared to 2012
Net Sales
In 2013, net sales increased 4% to $1.30 billion compared to $1.25 billion in 2012, driven by growth in all regions and led by the Molecular Diagnostics (+7%) and Applied Testing (+6%) customer classes. Higher sales of consumables and other revenues (+5%) more than offset lower instrument sales (-4%). Total net sales growth was split about evenly between the existing product portfolio and the acquisitions of Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and AmniSure International LLC (acquired May 3, 2012). Currency movements had little impact on total reported sales growth.
In 2013, consumable and related revenues (approximately 88% of net sales) rose 5% compared to 2012. Sales from the Ingenuity and CLC bio portfolios (acquired in 2013 and recorded in this product category) contributed to the performance in all customer classes. Sales of instruments (approximately 12% of net sales) declined 4% in 2013 compared to 2012 and reflect the impact of the focus on reaching multi-year reagent rental placements of the QIAsymphony automation platform.
Net sales in the Americas (+5%, 48% of net sales) advanced on higher contributions from Mexico, Brazil and the U.S. The Asia-Pacific / Japan region (+0%, 19% of net sales) advanced on sales gains in China and India, but these were offset by unfavorable currency movements. The Europe / Middle East / Africa region (+4%, 32% of net sales) rose on improving performance in particular in Turkey, the United Kingdom and the Nordic countries. The top seven emerging markets (China, Brazil, Turkey, Korea, India, Russia and Mexico) delivered 24% growth in 2013 and represented 14% of sales, with gains in many key markets more than offsetting weaker results in Korea.
Molecular Diagnostics, which represents approximately 50% of net sales, benefited in 2013 from important growth drivers, as high-single-digit gains in consumables more than offset lower instrument sales. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) grew more than 25% and represented approximately 6% of total net sales. Global results for HPV testing products (-4%, 16% of net sales) were mixed, as sales in the U.S. declined approximately 14% and in line with our expectations, while sales in the rest of the world advanced at a double-digit rate. In Profiling, the growing installed base of QIAsymphony platforms led to double-digit growth in consumables. Personalized Healthcare sales of companion diagnostic assays were higher despite challenging developments in the U.S. reimbursement landscape. We also entered into several new co-development projects during 2013, but revenues were significantly lower compared to 2012, due mainly to the timing of milestone payments. In Point of Need, the AmniSure portfolio maintained a double-digit growth pace.
Applied Testing, which represents approximately 8% of net sales, achieved 6% growth in 2013 compared to 2012, with this customer class returning to growth during the second half of the year. Solid gains in consumables more than offset lower instrument sales compared to the very strong performance in 2012, which included significant revenue contributions from the launch of the full QIAsymphony automation platform to these customers.
Pharma, which represents approximately 19% of net sales, rose 2% in 2013 compared to 2012 on growth of instruments and consumables in all geographic regions. The improved performance was underpinned by the first-time contributions of the Ingenuity and CLC bio acquisitions completed during 2013. Industry restructuring activities weighed on growth opportunities, particularly in Europe.
Academia, which represents approximately 23% of net sales, experienced a 2% decline in 2013 compared to 2012, reflecting the adverse impact in 2013 of increasingly challenging government funding trends, particularly in the U.S. with the implementation of sequestration budget cuts and austerity measures in certain European countries. Instrument sales declined at a mid-single-digit pace, while modest growth in consumables was driven by the first-time contributions of Ingenuity and CLC bio. Government funding trends are expected to improve during the course of 2014, particularly in the U.S. based on budget agreements reached in Congress, but funding is largely expected to remain below levels seen in previous years.
Gross Profit
Gross profit was $815.5 million, or 63% of net sales, in 2013, compared to $824.0 million, or 66% of net sales, in 2012. Consumable products (including sample and assay kits as well as bioinformatics solutions) have a higher gross margin than our instruments and service arrangements. Fluctuations in the sales levels of these products and services will have an impact on the gross margin between periods. Additionally in 2013, in connection with our restructuring efforts, a charge of $40.6 million was recorded in cost of sales, which consisted primarily of $25.2 million involved impairments primarily due to the discontinuation of development programs, $6.5 million for contract termination costs, $5.1 million for the write-off of inventory, and $3.5 million for personnel costs.
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased slightly to $77.9 million in 2013 from $78.5 million in 2012. Acquisition-related intangible amortization would increase in the future should we make further acquisitions.
During 2012, a total of $3.1 million was expensed as acquisition and restructuring-related cost of sales. These included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, we recorded reversals of $6.7 million related to changes in the fair value of contingent consideration and $4.6 million related to acquired contingent liabilities.

Research and Development
Research and development expenses increased by 19% to $146.1 million (11% of net sales) in 2013, compared to $122.5 million (10% of net sales) in 2012. Research and development expense was also negatively affected by $2.1 million of currency exchange impact in 2013. The increase in research and development expense in 2013 primarily reflects the May 2013 acquisition of Ingenuity. Our business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased 8% to $371.5 million (29% of net sales) in 2013 from $343.5 million (27% of net sales) in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, medical device excise tax and other promotional expenses. The increase in sales and marketing expenses primarily reflects the acquisitions in 2013 and the first year of medical-device excise tax. The increase was partially offset by $1.1 million of favorable currency exchange impact in 2013. On January 1, 2013, the United States began imposing a 2.3% excise tax on the sale, including leases, of any “taxable medical device,” that is any FDA-regulated device intended for human use, under the U.S. healthcare reform laws enacted in 2010. The excise tax is included in sales and marketing expense. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
General and Administrative, Restructuring, Integration and Other
General and administrative, business integration, restructuring and related costs increased by 31% to $199.1 million (15% of net sales) in 2013 from $152.1 million (12% of net sales) in 2012. The net increase includes $78.1 million in restructuring costs in 2013 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our acquisitions, partially offset by operational efficiencies. This includes fixed and intangible asset impairment charges of $11.8 million primarily due to the discontinuation of development programs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs increased by $2.5 million due to currency impact in 2013, compared to the same period of 2012. During 2013, we incurred acquisition transaction costs of approximately $2.0 million, primarily in connection with the acquisitions of Ingenuity and CLC bio. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2014. Over time, we believe the integration and restructuring activities will reduce expenses as we improve efficiency in operations.
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
During 2013, amortization expense on acquisition-related intangibles within operating expense decreased to $35.5 million, compared to $36.1 million in 2012. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.
Other Income (Expense)
Other expense was $26.0 million in 2013, compared to $24.7 million in 2012. Total other expense is primarily the result of interest expense partially offset by interest income and gains on foreign currency transactions.
For the year ended December 31, 2013, interest income decreased to $2.3 million from $2.4 million in 2012. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
Interest expense increased to $30.9 million in 2013, compared to $23.5 million in 2012. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. Interest expense increased primarily as a result of the $400.0 million of new senior unsecured notes issued in October 2012.
For the year ended December 31, 2013, foreign currency gains of $5.6 million were realized compared to a loss of $7.2 million in 2012.
Provision for Income Taxes
In 2013 and 2012, our effective tax rates were (85)% and 11%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our negative rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions.
Year Ended December 31, 2012, Compared to 2011
Net Sales
In 2012, net sales increased 7% to $1.25 billion compared to $1.17 billion in 2011. This increase in net sales was driven by business expansion in all customer classes - particularly Molecular Diagnostics and Applied Testing - and all geographic regions. Contributions from the acquisitions of Ipsogen (until July 2012), Cellestis (until August 2012) and AmniSure (acquired in May 2012) provided six percentage points of total growth, and the rest of our portfolio provided four percentage points. Currency movements had a negative impact of three percentage points on reported sales growth. In 2012, consumable and related revenues, which represent approximately 87% of total sales, increased 7% as compared to 2011. Sales of instrumentation products, which represent 13% of net sales, increased 7% in 2012. Instrument sales benefited during 2012 from demand for a broad range of QIAGEN instruments. We exceeded our 2012 goal for more than 200 new placements of the QIAsymphony automation platform, reaching an installed base of more than 750 platforms. Approximately 70% of total QIAsymphony placements as of the end of 2012 have been with Molecular Diagnostics customers, primarily through reagent rental agreements where revenues are recognized over multi-year periods. Demand also has been strong among Applied Testing customers.
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
In Molecular Diagnostics, which represents approximately 49% of net sales, we achieved an increase of 13% of net sales in 2012 compared to 2011. Healthcare-related sales advanced in 2012, driven by new products and solid demand for instruments, particularly the QIAsymphony automation platform. In Prevention, the QuantiFERON-TB test (acquired with Cellestis in 2011) achieved growth in 2012 on initiatives in the U.S. and Europe to drive greater use of this new test for latent tuberculosis (TB). Full-year 2012 sales of products used in HPV testing performed in line with expectations, as steady volumes in the U.S. were more than offset by pricing pressure from the implementation of multi-year customer agreements. Personalized Healthcare delivered ongoing strong growth on global demand for the therascreen portfolio of companion diagnostic kits - particularly the KRAS test launched in mid-2012 after FDA approval for use in metastatic colorectal cancer patients - as well as higher revenues from co-development projects with pharmaceutical companies. In Point of Need, the AmniSure assay for premature rupture of fetal membranes in pregnant women provided important contributions after its acquisition in May 2012.
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
General and Administrative, Restructuring, Integration and Other
General and administrative, business integration, restructuring and related costs decreased by 18% to $152.1 million (12% of net sales) in 2012 from $185.5 million (16% of net sales) in 2011. The net decrease is due primarily to the restructuring measures that started in late 2011 to streamline the organization. We expensed $41.0 million and $69.4 million in 2012 and 2011, respectively, to general and administrative restructuring costs related to internal restructuring of subsidiaries, including severance and retention costs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project was focused to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, general and administrative, integration and related costs decreased by $6.2 million due to currency impact in 2012, compared to the same period of 2011. During 2012, we incurred acquisition transaction costs of approximately $4.5 million, primarily in connection with the acquisitions of AmniSure and Intelligent Biosystems.
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
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’

equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss) gain on foreign currency transactions in 2013, 2012 and 2011 was $5.6 million, $(7.2) million, and $12.4 million, respectively, and is included in other income (expense), net.
Derivatives and Hedging. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions, including intercompany items. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward and option contracts as well as cross-currency swaps.
Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2013 and 2012, we had cash and cash equivalents of $330.3 million and $394.0 million, respectively. We also had short-term investments of $49.9 million at December 31, 2013. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2013, cash and cash equivalents had decreased by $63.7 million from December 31, 2012, primarily as a result of cash used in investing activities of $251.7 million and financing activities of $68.8 million partially offset by cash provided by operating activities of $259.0 million. As of December 31, 2013 and 2012, we had working capital of $583.9 million and $725.8 million, respectively.

Operating Activities. For the years ended December 31, 2013 and 2012, we generated net cash from operating activities of $259.0 million and $244.9 million, respectively. While net income was $69.1 million in 2013 non-cash components in income included $199.4 million of depreciation and amortization and $42.8 million of impairments primarily due to the discontinuation of development programs. Operating cash flows include a net increase in working capital of $5.7 million, primarily due to increased accrued liabilities, including those related to restructuring activities and income tax amounts. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $251.7 million of cash was used in investing activities during 2013, compared to $300.9 million during 2012. Investing activities during 2013 consisted principally of $20.3 million invested in short-term investments, $84.5 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in the U.S., as well as $34.2 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $170.5 million was used primarily in the acquisition of Ingenuity as discussed in Note 5. As of December 31, 2013, we also had made investments of $4.3 million in privately held companies. These investing activities were partially offset by $63.1 million from the sale of short-term investments.

In 2009 and 2010, we started the expansion of our Hilden, Germany, and Germantown, Maryland, USA facilities, respectively. Both projects were completed at a total cost of $97.2 million as of December 31, 2013. There are two additional small expansion projects in Maryland that will be started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $120.3 million based on the achievement of certain revenue and operating results milestones as follows: $65.7 million in 2014, $16.5 million in 2015, $17.8 million in 2016, $7.0 million in 2017, and $13.3 million payable in any 12-month period from now until

2016 based on the accomplishment of certain revenue targets. Of the $120.3 million total contingent obligation, approximately $6.1 million is accrued as of December 31, 2013.
Financing Activities. Financing activities used $68.8 million in cash for the year ended December 31, 2013 compared to $226.6 million provided in 2012. Cash used during 2013 was primarily for the purchase of treasury shares of $86.0 million partially offset by $25.3 million for the issuance of common shares in connection with our stock plan.
In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2013. We have additional credit lines totaling €36.6 million with no expiration date, none of which was utilized as of December 31, 2013. We also have capital lease obligations, including interest, in the aggregate amount of $18.3 million, and carry $845.5 million of long-term debt, of which $0.2 million is current as of December 31, 2013.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At December 31, 2013, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.8%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.7% and is due in May 2026. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
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
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). In the first half of 2013, 3.1 million QIAGEN shares were repurchased for approximately $63.3 million. We completed the share repurchase program in April 2013 having repurchased between October 2012 and April 2013 a total of 5.1 million QIAGEN shares for a total aggregate cost of $99.0 million.
In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs) in a second share repurchase program. Based on the closing price on July 29, 2013, this represents approximately 5.0 million common shares. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. In 2013, 1.0 million QIAGEN shares were repurchased for $22.7 million under this program.
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

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2013, 2012 and 2011.
Contractual Obligations
As of December 31, 2013, our future contractual cash obligations, including interest, are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$1,136,851	$28,464	$28,560	$28,312	$28,340	$28,369	$994,806
Capital lease obligations	18,331	5,702	5,495	4,187	1,597	1,350	—
Operating leases	47,058	15,759	12,289	7,422	3,197	2,818	5,573
Purchase obligations	139,360	80,525	17,498	13,924	9,912	8,340	9,161
License and royalty payments	6,140	2,600	556	581	581	581	1,241
Total contractual cash obligations	$1,347,740	$133,050	$64,398	$54,426	$43,627	$41,458	$1,010,781

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $120.3 million based on the achievement of certain revenue and operating results milestones as follows: $65.7 million in 2014, $16.5 million in 2015, $17.8 million in 2016, $7.0 million in 2017, and $13.3 million, payable in any 12-month period from December 31, 2013 until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2013, we have accrued $6.1 million.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $12.9 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Variable Interest Entities.    We have made strategic investments in certain companies as more fully described in Note 10 to the Consolidated Financial Statements, some of which are variable interest entities. FASB ASC Topic 810 requires a company to consolidate a variable interest entity in which it holds a variable interest if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. Assessing the requirements of ASC Topic 810 involves subjective judgments. If management’s assumptions with respect to the criteria differ in future periods, and we therefore have to account for these investments under a different method, it could have a material impact on our financial statements.
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
In the fourth quarter of 2013, we performed our annual impairment assessment of goodwill (using data as of October 1, 2013). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2013 or through December 31, 2013.
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
Our Supervisory Directors and Managing Directors for the year ended December 31, 2013 and their ages as of January 31, 2014, are as follows:
Managing Directors:

Name	Age	Position
Peer M. Schatz	48	Managing Director, Chief Executive Officer
Roland Sackers	45	Managing Director, Chief Financial Officer
Supervisory Directors:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	72	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Stéphane Bancel	41	Supervisory Director and Member of the Compensation Committee
Dr. Werner Brandt	60	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	59	Supervisory Director
Prof. Dr. Manfred Karobath	73	Supervisory Director and Member of the Compensation Committee
Lawrence A. Rosen	56	Supervisory Director and Member of the Audit Committee
Elizabeth E. Tallett	64	Supervisory Director and Member of the Audit Committee and Member of the Compensation Committee
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors
Peer M. Schatz, 48, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. Until 2011, he served as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also previously served as a member of the German Corporate Governance Commission from 2002 to January 2012. He is also chairman of the board of directors of QIAGEN Marseille S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.
Roland Sackers, 45, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Mr. Sackers was also a member of the board of directors of Operon

Biotechnologies, Inc., until December 2007. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as member of the board of directors and head of the audit committee of QIAGEN Marseille S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.
Supervisory Directors
Professor Dr. Dr. h.c. Detlev H. Riesner, 72, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has notified the Company of his intention not to stand for reelection to the Supervisory Board at next year’s annual meeting. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen and DIWA GmbH, Düsseldorf. His memberships on the advisory boards of NewLab Bioquality AG and Direvo AG ended in 2006 and SCT GmbH ended in 2011, when the companies were sold. Professor Riesner is also a member of the scientific advisory board of Alberta Prion Research Institute, Canada.
Stéphane Bancel, 41, joined the Company's Supervisory Board as well as the Compensation Committee in 2013. He is President and Founding Chief Executive Officer of Moderna Therapeutics, Inc., a start-up biotechnology company based in Cambridge, Massachusetts that is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Werner Brandt, 60, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. Dr. Brandt has notified SAP AG of his intention to retire from SAP AG and not to stand for reelection to the Executive Board at next year’s annual meeting. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG and RWE AG where he also holds the position of Chairman of the Audit Committee.
Dr. Metin Colpan, 59, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany and EM Brake Systems AG, Schloss-Holte. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.
Professor Dr. Manfred Karobath, 73, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became

Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.
Lawrence A. Rosen, 56, joined the Company's Supervisory Board as well as the Audit Committee in 2013. Mr. Rosen is a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL. In this position, which he has held since September 2009, Mr. Rosen is in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as the Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he worked for Aventis SA in Strasbourg, France, as Senior Vice President and Treasurer. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a bachelor in business administration from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 64, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., WellPoint, Inc. and Meredith Corp. Ms. Tallett is currently the Lead Director for Principal. She was also a director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc., Coventry Health Care, Inc. and IntegraMed America, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.
Compensation of Managing Board Members and Supervisory Directors
Remuneration policy
The objective of our remuneration policy is to attract and retain internationally the talented, highly qualified leaders and skilled individuals, to enable QIAGEN to achieve its short and long term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest.
The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.
The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.
The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car.
The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.
The structure of the remuneration package for the Managing Board is designed to balance short term operational excellence with long term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of 10 years.
The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent.

Managing Board compensation
The compensation granted to the members of the Managing Board in 2013 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN shares and options to purchase QIAGEN shares that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, as is the case with all grants to employees, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period. In 2013, QIAGEN issued new Performance Stock Units that are directly linked with the future achievement of QIAGEN’s five-year business plan as well as implemented mandatory minimum holding levels of QIAGEN shares for a group of approximately 50 managers. The financial targets for vesting of the new Performance Stock Units are based on three-year goals as defined within QIAGEN’s five-year business plan covering the period from 2014 until the end of 2016. The targets for vesting were set and approved by the Supervisory Board, and they consist of specific quantitative goals for net sales, earnings before interest and taxes (EBIT), return on invested capital (ROIC) and QIAGEN Value Added (QVA), a new steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital.
For the year ended December 31, 2013, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units	Performance Stock Units (2) (3)
Managing Board
Peer M. Schatz	$1,328,400	159,700	6,100	$1,494,200	$86,400	137,859	419,717	501,079
Roland Sackers	$580,800	58,700	61,300	$700,800	$97,200	43,378	132,065	158,724
  ____________________

(1)
Amounts include, among others, reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

(2)
Includes Performance Stock Units which are granted as compensation component for the years 2014-2016 and which will replace future stock option grants in this period. The Performance Stock Units are directly linked with the future achievement of QIAGEN’s five-year business plan as well as a mandatory minimum holding level of QIAGEN shares and the standard vesting terms for equity awards apply (vesting of 40% after three years, 50% after five years and 10% after ten years).

(3)	Includes Performance Stock Units which were granted in lieu of a portion of the 2013 cash bonus.

Supervisory Board compensation
The Supervisory Board compensation for 2013 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

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

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting, €1,000 for attending each meeting of the Supervisory Board and €1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).
Supervisory Board members may also receive variable cash compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. Supervisory board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board.
For the year ended December 31, 2013, the Supervisory Board members received the following compensation:

Name	Fixed Remuneration	Chairman/ Vice- Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Total(2)	Restricted Stock Units
Supervisory Board(1)
Prof. Dr. Detlev H. Riesner	$41,100	27,400	—	9,600	5,500	$83,600	10,000
Stéphane Bancel	$20,500	—	3,400	5,500	1,400	$30,800	—
Dr. Werner Brandt	$41,100	24,000	—	8,200	—	$73,300	10,000
Dr. Metin Colpan	$41,100	—	—	9,600	4,100	$54,800	10,000
Prof. Dr. Manfred Karobath	$41,100	3,400	6,800	9,600	5,500	$66,400	10,000
Lawrence A. Rosen	$20,500	—	5,100	6,900	—	$32,500	—
Elizabeth E. Tallett	$41,100	—	17,100	8,200	—	$66,400	10,000
 ____________________
(1) Former Supervisory Directors Erik Hornnaess and Heino von Prondzynski did not stand for re-election at the Annual General Meeting in 2013. For their board service during the 2013 year they received total compensation of $40,000 and $25,000, respectively.
(2) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 31, 2014:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Restricted and Performance Stock Units
Peer M. Schatz	898,619	264,816	8/31/2014 to 2/28/2023	$8.94 to $22.43	2,297,349
Roland Sackers	140,137	85,947	2/28/2018 to 2/28/2023	$15.59 to $22.43	744,926
Prof. Dr. Detlev H. Riesner	28,341	1,494	5/6/2015 to 2/28/2022	$11.98 to $22.43	31,432
Dr. Werner Brandt	6,399	1,494	4/29/2018 to 2/28/2022	$15.59 to $22.43	30,894
Dr. Metin Colpan	48,341	1,494	4/1/2014 to 2/28/2022	$11.98 to $22.43	31,432
Prof. Dr. Manfred Karobath	28,341	1,494	5/6/2015 to 2/28/2022	$11.98 to $22.43	31,432
Elizabeth E. Tallett	521	1,042	2/28/2022	$15.59	20,000

A crisis tax levy of 16% as imposed by the Dutch government amounted to €588,000 in total in 2013. The crisis tax levy is paid by employers and in 2013 was assessed on income of employees exceeding a €150,000 threshold. These expenses are not included in the remuneration costs presented above.

Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	•			• (Chairman)
Stéphane Bancel	•		•
Dr. Werner Brandt	•	• (Chairman)		•
Dr. Metin Colpan				•
Prof. Dr. Manfred Karobath	•		• (Chairman)
Lawrence A. Rosen	•	•
Elizabeth E. Tallett	•	•	•

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors except for Dr. Metin Colpan qualify as independent under the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. In 2012, Dr. Colpan was not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan provided scientific advisory services to the Company in 2011, 2010 and 2009. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.
Audit Committee
The Audit Committee currently consists of three members, Dr. Brandt (Chairman), Mr. Rosen and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2013 and met with the external auditor excluding members of the Managing Board in April 2013. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as “financial expert” pursuant to Section III.3.2 and III.5.7 of the Dutch Code respectively.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee currently consists of three members, Professor Karobath (Chairman), Ms. Tallett and Mr. Bancel. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2013.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)¬appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board an annual report of its deliberations and findings. Current members of the Selection and Appointment Committee are Prof. Dr. Riesner (Chairman), Dr. Brandt and Dr. Colpan. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee met one time in 2013.
Share Ownership
The following table sets forth certain information as of January 31, 2014 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,922,260	(3)	0.82%
Roland Sackers, Germany	—	(4)	—
Prof. Dr. Detlev H. Riesner, Germany	1,456,585	(5)	0.62%
Stéphane Bancel, United States	—		—
Dr. Werner Brandt, Germany	10,664	(6)	*
Dr. Metin Colpan, Germany	4,152,553	(7)	1.78%
Professor Dr. Manfred Karobath, Austria	10,607	(8)	*
Lawrence A. Rosen, Germany	—		—
Elizabeth Tallett, United States	—	(9)	—
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2014.

(1)
The number of Common Shares outstanding as of January 31, 2014 was 233,488,516. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 31, 2014. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 1,026,826 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.94 to $22.430 per share. Options expire in increments during the period between 8/2014 and 2/2023. Does not include 393,674 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4)
Does not include 182,183 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2/2018 and 2/2023. Does not include 117,827 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)
Does not include 29,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 5/2015 and 2/2022. Includes 1,452,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 7,372 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)
Does not include 49,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Includes 3,348,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)
Does not include 29,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 5/2015 and 2/2022. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9)
Does not include 1,042 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $15.59 per share. Options expire on 2/2022.

Employees
As of December 31, 2013, we employed 4,015 individuals, of which 20% worked in research and development, 39% in sales, 22% in production/logistics, 8% in marketing and 10% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	160	499	203	79	99	1,040
Europe	618	574	596	190	260	2,238
Asia Pacific & Rest of World	42	481	94	62	58	737
December 31, 2013	820	1,554	893	331	417	4,015
At December 31, 2012 and 2011, we employed 3,999 and 3,938 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.
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
As of January 31, 2014, there were 3.3 million options outstanding with exercise prices ranging between $8.94 and $23.54 and expiring between February 27, 2014 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 9.7 million stock unit awards outstanding as of January 31, 2014. These awards will be released between February 28, 2014 and October 31, 2023. As of January 31, 2014, options to purchase 1.5 million Common Shares and 3.2 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions
The following table sets forth certain information as of December 31, 2013, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
PRIMECAP Management Company	19,385,944	(2)	8.29%
BlackRock, Inc., United States	17,651,384	(3)	7.55%
 ____________________

(1)	The percentage ownership was calculated based on 233,890,118 Common Shares outstanding as of December 31, 2013.

(2)
Of the 19,385,944 shares attributed to PRIMECAP Management Company, it has sole voting power and sole dispositive power over all 19,385,944 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 14, 2014, which reported ownership as of December 31, 2013.

(3)
Of the 17,651,384 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 17,651,384 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 14, 2014, which reported ownership as of December 31, 2013.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2014, there were 175 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2014, the officers and directors of QIAGEN as a group beneficially owned 7.6 million Common Shares, or 3.23% of the then outstanding Common Shares.

Related Party Transactions
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note

10 of the Notes to the Consolidated Financial Statements, QIAGEN Finance and Euro Finance are variable interest entities for which we do not hold any variable interests and are not the primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through our liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2013 and 2012, we had a loan payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $4.3 million and $4.4 million, respectively and amounts receivable from QIAGEN Finance of $3.4 million. As of December 31, 2013 and 2012, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and amounts receivable from Euro Finance of $1.3 million.
During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we paid a total of $7.7 million in 2013 and will be required to pay another $2.0 million will become due through 2015 based on the achievement of certain milestones.
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

Year ending December 31, (in thousands)	2013	2012
Net sales	$6,193	$7,068
Accounts receivable	$5,680	$2,651
Accounts payable	$537	$3,699
Loans receivable	$—	$1,674

Item 8.	Financial Information

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

	High ($)	Low ($)
Annual
2009	23.58	14.32
2010	24.00	16.86
2011	22.20	12.47
2012	19.41	14.05
2013	24.74	18.30

	High ($)	Low ($)
Quarterly 2012:
First Quarter	16.97	14.05
Second Quarter	17.31	14.78
Third Quarter	19.11	15.90
Fourth Quarter	19.41	16.98
Quarterly 2013:
First Quarter	22.20	18.44
Second Quarter	21.27	18.30
Third Quarter	21.95	19.28
Fourth Quarter	24.74	20.52
Quarterly 2014:
First Quarter (through February 28, 2014)	24.82	21.55

	High ($)	Low ($)
Monthly
September 2013	21.95	20.01
October 2013	23.24	20.52
November 2013	24.74	22.38
December 2013	23.84	22.17
January 2014	24.82	21.72
February 2014	22.99	21.55

From September 25, 1997, to December 31, 2002, our Common Shares were traded on the Frankfurt Stock Exchange Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred to the Prime Standard Segment of the Frankfurt Stock Exchange, where QIAGEN is a member of the TecDAX, an index of the 30 leading technology companies in Germany not included in the benchmark DAX index. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual
2009	15.98	11.12
2010	17.87	12.06
2011	15.25	9.07
2012	15.05	10.69
2013	18.15	13.67

	High (EUR)	Low (EUR)
Quarterly 2012:
First Quarter	12.81	10.69
Second Quarter	13.49	11.31
Third Quarter	14.73	13.04
Fourth Quarter	15.05	13.11
Quarterly 2013:
First Quarter	16.55	13.75
Second Quarter	16.76	13.67
Third Quarter	16.34	14.84
Fourth Quarter	18.15	15.12
Quarterly 2014:
First Quarter (through February 28, 2014)	18.20	15.93

	High (EUR)	Low (EUR)
Monthly:
September 2013	16.34	15.19
October 2013	16.94	15.12
November 2013	18.15	16.53
December 2013	17.32	16.08
January 2014	18.20	16.05
February 2014	16.82	15.93

Item 10.	Additional Information

Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on June 30, 2011 (the Articles), and Dutch law, where appropriate. The Dutch Corporate Governance Code, (the Dutch Code), that was published on December 9, 2003 (and revised on December 10, 2008) contains principles of good corporate governance and best practice provisions. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should either comply with, or if not, explain in its annual report why and to what extent it does not comply, with the best practice provisions of the Dutch Code. The Dutch Code has been taken into account in the summary below.
This summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Dutch Code.
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
Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all our managing directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on such matter. According to the Dutch Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are of material significance to the Company and/or to the relevant Managing Director require the approval of the Supervisory Board.
Supervisory Directors
The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Dutch Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.
Under Dutch law and the Dutch Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long-term investments.
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
On August 2, 2004, we entered into an agreement (Option Agreement) with Stichting Preferente Aandelen QIAGEN (SPAQ) which was most recently amended on June 4, 2012. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. SPAQ may exercise its right to acquire the Preference Shares in all situations that it believes that our interest or our stakeholders is at risk (which situations include but are not limited to (i) receipt of a notification from the Managing Board that a takeover is imminent and (ii) receipt of a notification from the Managing Board that one or more activist shareholders take a position that is not in the interest of QIAGEN, our shareholders or our other stakeholders), provided that the conditions mentioned in the previous paragraph have been met. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.
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

On June 26, 2013, the General Meeting resolved to authorize the Supervisory Board until December 26, 2014 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2012 as included in the Annual Accounts for Fiscal Year 2012.
The General Meeting subsequently resolved to grant the authority to exclude or limit any pre-emptive rights until December 26, 2014. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 20% of the aggregate number of all shares issued and outstanding in the capital of the Company as at December 31, 2012.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorisation of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 26, 2013, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 26, 2013 until December 26, 2014, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
The General Meeting appoints an Independent Registered Public Accounting Firm to audit the financial statements and to issue a report thereon. On June 26, 2013, our shareholders appointed Ernst & Young Accountants to serve as our Independent Registered Public Accounting Firm for the year ending December 31, 2013.
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
The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least three hundredth part of the issued share capital may request QIAGEN not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects on the notice convening a meeting. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.
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

No Derivative Actions; Right to Request Independent Inquiry
Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders holding at least one-tenth of our issued capital, or EUR 225,000, in nominal value of our shares may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.

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
Obligation of Shareholders to Disclose Major Holdings
Certain holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) are subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act (FMSA).
Under Chapter 5.3 of the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including potential interest, such as options and convertible bonds), in our capital or voting rights must immediately notify the Netherlands Authority for the Financial Markets (AFM) by means of a standard form, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of the voting rights or capital interests in the issued capital of QIAGEN. This also applies if a short position exceeding aforementioned threshold is acquired. If both a (gross) short position and a long position exceeding the threshold are acquired, both provisions will need to be reported.
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
Furthermore, every holder of 3% or more of our share capital or voting rights whose interest at December 31 at midnight differs from a previous notification to the AFM, as a result of certain acts (including but not limited to the exchange of our shares for depository receipts and the exercise of a right to acquire our shares) must notify the AFM within four weeks. Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity. For the purpose of calculating the percentage of capital interest or voting rights, among other metrics, the following interests must be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest.
In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of the issued share capital of a Dutch company that has shares admitted to trading on a European regulated market is required to report it to the AFM. Each subsequent increase of this position by 0.1% above 0.2% will also need to be reported. Each net short position equal to 0.5% of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.
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
Taxation of Dividends
To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. Such dividends will be eligible to be treated by U.S. Holder individuals, trusts and estates as “qualified dividend income” subject to a maximum tax rate of 20 percent (plus possibly an additional 3.8 percent on net investment income; see “Taxation — United States Federal Income Tax Considerations — Medicare Tax”), if the shareholder receiving the dividend satisfies the holding period requirements, is not under any obligation to make related payments with respect to positions in substantially similar or related property, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive category income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed above), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.
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
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% Medicare tax on some or all of such U.S. Holder’s “net investment income.” Net investment income generally includes interest on, and gain from the disposition of, our Common Shares unless such interest income or gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this Medicare tax may have, if any, on your acquisition, ownership or disposition of our Common Shares.

Taxation of Capital Gains
Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 20% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.
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
Passive Foreign Investment Company Status
We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2012 and December 31, 2013 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Certain Information Reporting Requirements
Individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (Form 8938). An individual who fails to timely furnish the required information may be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. holder (including entities) should consult their own tax advisors regarding their reporting obligations under this legislation.
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
Interest Rate Risk
At December 31, 2013, we had $330.3 million in cash and cash equivalents as well as $49.9 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2013. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2013, we had $845.5 million in long-term debt, none of which is at a variable rate. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
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
We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2013, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2013, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.
Attestation Report of the Independent Registered Public Accounting Firm
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2013. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
At our 2013 Annual General Meeting of Shareholders held on June 26, 2013, our shareholders appointed Ernst & Young. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young and affiliates for providing audit and other professional services in each of the last two years:

(in thousands)	2013	2012
Audit fees	$1,161	$1,211
Audit-related fees	585	739
Tax fees	275	560
All other fees	1,883	1,398
Total	$3,904	$3,908

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
Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals.
All other fees include various fees and expenses billed for services as approved by the Audit Committee and as allowed by the Sarbanes-Oxley Act of 2002. The vast majority of payments involve services for major information technology projects, which are expected to be phased down in 2014. We expect a significant reduction in all other fees for 2014.

Item 16D.	Exemptions From the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans.

Purchases between January 1, 2013 and December 31, 2013 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 27, 2012 (the 2012 program) and June 26, 2013 (the 2013 program), pursuant to which the Managing Board was authorized to acquire up to $100 million of QIAGEN common shares in each of the 2012 and 2013 programs. We concluded the 2012 program in April 2013 and began the 2013 program in September 2013. The approximate dollar value of shares that were available for purchase under the 2013 program as of December 31, 2013 was $77.3 million. The 2013 program will conclude at the earlier of either the repurchase of $100 million of QIAGEN common shares or December 26, 2014.

Period	(a)Total Number of Shares Purchased	(b)Average Price Paid per Share (in $)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under these Plans and Programs
January 1-31, 2013	1,275,205	$16.62	1,275,205	$43,150,000
February 1-28, 2013	870,752	$21.64	870,752	$24,308,000
March 1-31, 2013	865,657	$23.96	865,657	$3,565,000
April 1-30, 2013	116,500	$21.96	116,500	$0

September 1-30, 2013	175,884	$21.17	175,884	$96,276,000
October 1-31, 2013	307,692	$21.05	307,692	$89,799,000
December 1-31, 2013	537,646	$23.23	537,646	$77,311,000
Total	4,149,336	$20.73	4,149,336

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance

We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.
Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listings at the German Stock Exchange in Frankfurt and the NASDAQ exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law and the corporate governance practices followed by U.S. companies under the NASDAQ listing standards or state the deviations recorded in the period.
A brief summary of the principal differences follows.
Corporate Structure
QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well-functioning system of checks and balances.
Managing Board

General
The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.
Composition and Appointment
The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the Joint Meeting) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2013. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.

Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2013, the Supervisory Board had eight regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
Composition and Appointment
The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code.

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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2013, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.

Further information on our Supervisory Directors can be found in Item 6 of this Annual Report.
Additional Information
Shareholders
Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN's share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN's Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN's annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN's issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.
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
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2013, Ernst & Young was appointed as external auditor for the Company for 2013 year.

The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts.
Whistleblower Policy and Code of Conduct
We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.
Anti-Takeover Measures
In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Dutch Corporate Governance Code--Comply or Explain
The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 10, 2008, and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

Members of the Managing Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year.

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, members of our Managing Board are granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price. Stock options are only a relatively small fraction of the long term incentives awarded to the Managing Board. The appreciation of the stock options is therefore unlikely to be a material impact on the overall compensation volume.

3.
Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Members of the Managing Board are granted restricted stock units and performance stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent upon the achievement of pre-defined performance goals. Restricted stock units are structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Performance stock units have performance conditions in addition to time-vesting.

4.
Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the ”fixed” remuneration component). If the maximum of one year's salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.

5.	Best practice provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

The Chairman of the Supervisory Board, Prof. Riesner, has been a member of the Supervisory Board of QIAGEN N.V. since its establishment in 1996 and Prof. Karobath has been a Supervisory Member since 2000. Prof. Riesner has announced that he will not stand for re-appointment to the Supervisory Board in the annual general meeting in 2014. Prof. Karobath contributes profound scientific and industry experience from various management positions in the pharmaceutical industry to the board profile. He has a unique knowledge about QIAGEN which is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment Prof. Karobath beyond the 12-year term as recommended by the Dutch Code.

6.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. We believe that the reasonable level of equity based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry.

7.
Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Dutch Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN's management and policies.
NASDAQ Exemptions
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
See pages F-1 through F-40 included herein.

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

2.9	$400 Million Note Purchase Agreement dated as of October 16, 2012 (9)

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The Max-Volmer-Strasse 4 Lease Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (6)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (6)

4.5	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (8)

4.6	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

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

(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.

(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.

(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.

(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.

(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.

(6)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 20, 2008.

(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 17, 2010.

(8)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.

(9)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 1, 2013.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated: March 3, 2014
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 18(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated March 3, 2014 expressed an unqualified opinion thereon.

March 3, 2014

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). QIAGEN N.V. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.
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
In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 of QIAGEN N.V. and Subsidiaries and our report dated March 3, 2014 expressed an unqualified opinion thereon.

March 3, 2014

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands)

		As of December 31,
	Note	2013	2012
Assets
Current assets:
Cash and cash equivalents		$330,303	$394,037
Short-term investments	(7)	49,923	90,451
Accounts receivable, net of allowance for doubtful accounts of $10,683 and $5,221 in 2013 and 2012, respectively	(3)	259,710	250,729
Income taxes receivable		46,874	39,150
Inventories, net	(3)	128,097	135,293
Prepaid expenses and other current assets	(8)	66,290	55,363
Deferred income taxes	(16)	39,692	27,598
Total current assets		920,889	992,621
Long-term assets:
Property, plant and equipment, net	(9)	445,044	418,932
Goodwill	(11)	1,855,691	1,759,898
Intangible assets, net of accumulated amortization of $630,136 and $532,006 in 2013 and 2012, respectively	(11)	790,405	853,872
Deferred income taxes	(16)	5,081	2,323
Other long-term assets		71,282	59,985
Total long-term assets		3,167,503	3,095,010
Total assets		$4,088,392	$4,087,631

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands, except par value)

		As of December 31,
	Note	2013	2012
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(15)	$207	$948
Accounts payable		50,869	51,311
Accrued and other liabilities (of which $6,943 and $7,008 in 2013 and 2012 due to related parties)	(12) (23)	245,236	196,447
Income taxes payable		38,131	14,863
Deferred income taxes	(16)	2,595	3,300
Total current liabilities		337,038	266,869
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2013 and 2012 due to related parties)	(15) (23)	845,276	846,044
Deferred income taxes	(16)	143,760	191,609
Other liabilities		38,447	58,746
Total long-term liabilities		1,027,483	1,096,399
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 239,707 and 236,487 shares at December 31, 2013 and 2012, respectively		2,812	2,769
Additional paid-in capital		1,777,894	1,718,163
Retained earnings		1,054,431	985,434
Accumulated other comprehensive (loss) income	(17)	(4,192)	43,991
Less treasury shares, at cost—5,817 and 1,943 shares at December 31, 2013 and 2012, respectively	(18)	(116,613)	(35,653)
Equity attributable to the owners of QIAGEN N.V.		2,714,332	2,714,704
Noncontrolling interest		9,539	9,659
Total equity		2,723,871	2,724,363
Total liabilities and equity		$4,088,392	$4,087,631

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in $ thousands, except per share data)

		Years ended December 31,
	Note	2013	2012	2011
Net sales	(3)	$1,301,984	$1,254,456	$1,169,747
Cost of sales		486,494	430,432	419,938
Gross profit		815,490	824,024	749,809
Operating expenses:
Research and development	(3)	146,070	122,476	130,636
Sales and marketing		371,523	343,549	307,332
General and administrative, restructuring, integration and other	(3) (6)	199,072	152,068	185,507
Acquisition-related intangible amortization		35,495	36,117	26,746
Total operating expenses		752,160	654,210	650,221
Income from operations		63,330	169,814	99,588
Other income (expense):
Interest income		2,299	2,382	6,128
Interest expense		(30,882)	(23,452)	(25,358)
Other income (expense), net		2,591	(3,591)	15,854
Total other expense, net		(25,992)	(24,661)	(3,376)
Income before income taxes		37,338	145,153	96,212
Income taxes	(3) (16)	(31,760)	15,616	1,263
Net income		69,098	129,537	94,949
Net income (loss) attributable to noncontrolling interest		25	31	(1,089)
Net income attributable to the owners of QIAGEN N.V.		$69,073	$129,506	$96,038
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.30	$0.55	$0.41
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.29	$0.54	$0.40

Weighted-average common shares outstanding (in thousands)
Basic	(19)	234,000	235,582	233,850
Diluted	(19)	242,175	240,746	239,064

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in $ thousands)

		Years ended December 31,
	Note	2013	2012	2011
Net income		$69,098	$129,537	$94,949
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(13)	—	305	5,417
Reclassification adjustments on cash flow hedges, before tax	(13)	—	781	(3,961)
Cash flow hedges, before tax		—	1,086	1,456
Gains (losses) on pensions, before tax		117	(863)	180
Foreign currency translation adjustments, before tax		(45,807)	27,639	(51,383)
Other comprehensive (loss) income, before tax		(45,690)	27,862	(49,747)
Income tax relating to components of other comprehensive (loss) income		(2,151)	416	(1,174)
Total other comprehensive (loss) income, after tax		(47,841)	28,278	(50,921)
Comprehensive income		21,257	157,815	44,028
Comprehensive (income) loss attributable to noncontrolling interest		(367)	(222)	3,160
Comprehensive income attributable to the owners of QIAGEN N.V.		$20,890	$157,593	$47,188

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in $ thousands)

	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling interest	Total Equity
		Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985	$759,890	$64,754	—	$—	$2,476,353	$—	$2,476,353
Acquisition of Ipsogen S.A.		—	—	—	—	—	—	—	—	42,437	42,437
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(29,783)	(29,783)
Net income		—	—	—	96,038	—	—	—	96,038	(1,089)	94,949
Unrealized gain, net on hedging contracts		—	—	—	—	3,707	—	—	3,707	—	3,707
Realized gain, net on hedging contracts		—	—	—	—	(2,825)	—	—	(2,825)	—	(2,825)
Unrealized gain, net on pension	(17)	—	—	—	—	126	—	—	126	—	126
Translation adjustment, net	(17)	—	—	—	—	(49,858)	—	—	(49,858)	(2,071)	(51,929)
Common stock issuances under employee stock plans		1,106	15	8,763	—	—	—	—	8,778	—	8,778
Tax benefit of employee stock plans		—	—	(4,565)	—	—	—	—	(4,565)	—	(4,565)
Share-based compensation	(21)	—	—	19,539	—	—	—	—	19,539	—	19,539
Proceeds from subscription receivables		—	—	1,011	—	—	—	—	1,011	—	1,011
BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733	$855,928	$15,904	—	$—	$2,548,304	$9,494	$2,557,798
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(57)	(57)
Net income		—	—	—	129,506	—	—	—	129,506	31	129,537
Unrealized gain, net on hedging contracts		—	—	—	—	209	—	—	209	—	209
Realized loss, net on hedging contracts		—	—	—	—	553	—	—	553	—	553
Unrealized loss, net on pension	(17)	—	—	—	—	(598)	—	—	(598)	—	(598)
Translation adjustment, net	(17)	—	—	—	—	27,923	—	—	27,923	191	28,114
Purchase of treasury shares		—	—	—	—	—	(1,943)	(35,653)	(35,653)	—	(35,653)
Common stock issuances under employee stock plans		2,266	30	16,549	—	—			16,579	—	16,579
Excess tax benefit of employee stock plans		—	—	1,489	—	—	—	—	1,489	—	1,489
Share-based compensation	(21)	—	—	25,356	—	—	—	—	25,356	—	25,356
Proceeds from subscription receivables		—	—	1,036	—	—	—	—	1,036	—	1,036
BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,718,163	$985,434	$43,991	(1,943)	$(35,653)	$2,714,704	$9,659	$2,724,363
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(487)	(487)
Net income		—	—	—	69,073	—	—	—	69,073	25	69,098
Unrealized gain, net on pension	(17)	—	—	—	—	82	—	—	82	—	82
Translation adjustment, net	(17)	—	—	—	—	(48,265)	—	—	(48,265)	342	(47,923)
Purchase of treasury shares	(18)	—	—	—	—	—	(4,149)	(86,029)	(86,029)	—	(86,029)
Common stock issuances under employee stock plans		3,220	43	20,301	(76)	—	275	5,069	25,337	—	25,337
Tax benefit of employee stock plans		—	—	433	—	—	—	—	433	—	433
Share-based compensation	(21)	—	—	37,935	—	—	—	—	37,935	—	37,935
Proceeds from subscription receivables		—	—	1,062	—	—	—	—	1,062	—	1,062
BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,777,894	$1,054,431	$(4,192)	(5,817)	$(116,613)	$2,714,332	$9,539	$2,723,871

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $ thousands)

		Years ended December 31,
	Note	2013	2012	2011
Cash flows from operating activities:
Net income		$69,098	$129,537	$94,949
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		199,355	197,892	167,377
Non-cash acquisition, impairment and restructuring related costs		42,768	16,909	43,029
Share-based compensation expense	(21)	37,935	25,356	19,539
Excess tax benefits from share-based compensation		(3,130)	(1,489)	(4,153)
Deferred income taxes	(16)	(68,086)	(22,767)	(31,861)
Changes in fair value of contingent consideration	(14)	(11,127)	(11,463)	253
Other		(13,521)	(5,227)	(1,437)
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(14,921)	(14,289)	(28,203)
Inventories	(3)	(17,499)	(20,376)	(15,945)
Prepaid expenses and other	(8)	(9,620)	3,456	(10,082)
Other assets		257	7	(4,183)
Accounts payable		(6,793)	(9,945)	7,261
Accrued and other liabilities	(12)	26,262	(13,255)	19,577
Income taxes	(16)	23,829	(35,328)	(6,244)
Other		4,150	5,862	(5,098)
Net cash provided by operating activities		258,957	244,880	244,779
Cash flows from investing activities:
Purchases of property, plant and equipment		(84,468)	(101,996)	(86,805)
Proceeds from sale of equipment		44	1,312	2,020
Purchases of intangible assets		(34,225)	(26,089)	(34,583)
Cash paid for investments		(4,319)	(8,173)	(19,284)
Purchases of short-term investments	(7)	(20,346)	(39,942)	(186,817)
Sales of short-term investments	(7)	63,146	5,999	242,630
Cash paid for acquisitions, net of cash acquired	(5)	(170,546)	(131,997)	(457,483)
Other investing activities		(1,021)	—	—
Net cash used in investing activities		(251,735)	(300,886)	(540,322)
Cash flows from financing activities:
Net repayment/proceeds from short-term debt	(15)	(1,451)	(143,311)	142,329
Proceeds from debt	(15)	13	400,000	44,000
Repayment of debt	(15)	(2,285)	(1,607)	(469,857)
Cash paid for debt issuance costs	(15)	—	(2,084)	—
Principal payments on capital leases		(4,215)	(3,780)	(3,703)
Proceeds from subscription receivables		1,062	1,036	1,011
Excess tax benefits from share based compensation		3,130	1,489	4,153
Proceeds from the exercise of stock options		25,337	16,579	8,778
Purchase of treasury shares	(18)	(86,029)	(35,653)	—
Acquisition of noncontrolling interest		(487)	(57)	(29,783)
Other financing activities		(3,834)	(6,008)	(7,558)
Net (used in) provided by financing activities		(68,759)	226,604	(310,630)
Effect of exchange rate changes on cash and cash equivalents		(2,197)	2,306	(1,101)
Net (decrease) increase in cash and cash equivalents		(63,734)	172,904	(607,274)
Cash and cash equivalents, beginning of year		394,037	221,133	828,407
Cash and cash equivalents, end of year		$330,303	$394,037	$221,133
Supplemental cash flow disclosures:
Cash paid for interest		$31,000	$17,298	$20,760
Cash paid for income taxes		$14,518	$61,586	$41,494
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$449	$492	$545
Investment acquired in non-monetary exchange		$—	$3,842	$—
Intangible assets acquired in non-monetary exchange		$—	$5,658	$—
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

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
On April 29, 2013, we acquired Ingenuity Systems, Inc., located in Redwood City, California (Ingenuity) and on August 23, 2013 we acquired CLC bio (CLC), located in Aarhus, Denmark. Accordingly, as of the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include Ingenuity’s and CLC's operating results beginning April 29, 2013 and August 22, 2013, respectively. On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include AmniSure’s operating results from May 3, 2012.

2. Effects of New Accounting Pronouncements

Adoption of New Accounting Standards
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,” (ASU 2011-11). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The requirements of ASU 2011-11 are to be applied retrospectively and became effective for us on January 1, 2013. We did not have any offsetting arrangements during 2013 and therefore the adoption of this standard update did not have an effect on our disclosures.
In July 2012, the FASB issued ASU No. 2012-02, "Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" (ASU 2012-02), allowing entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If the qualitative assessment indicates it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no testing is required. ASU 2012-02 became effective for us in the period beginning January 1, 2013 and its adoption did not have an effect on our financial position, results of operations or cash flows.
In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income (AOCI) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 became effective for us on January 1, 2013. See Note 17 for information on AOCI balances. There were no significant reclassifications out of AOCI to net income for the years ended December 31, 2013, 2012 and 2011.
In July 2013, the FASB issued ASU No. 2013-10 (ASU 2013-10), "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" (a consensus of the FASB

Emerging Issues Task Force), which permits the use of the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate), in addition to the U.S. Treasury rate (UST) and London Interbank Offered Rate (LIBOR), as a U.S. benchmark interest rate for hedge accounting purposes under FASB ASC Topic 815, Derivatives and Hedging. Under ASU 2013-10, entities should apply the ASU prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We did not have any qualifying or redesignated hedging relationships during 2013 and therefore the adoption of this standard update did not have an effect on our financial position, results of operations or cash flows.

New Accounting Standards Not Yet Adopted
In February 2013, the FASB issued Accounting Standards Update No. 2013-04, "Liabilities (Topic 405) ─Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" (ASU 2013-04). The amendments in this update provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The requirements of ASU 2013-04 will become effective for us on January 1, 2014. We do not expect the adoption of these provisions to have a material impact on our consolidated financial statements.
In March 2013, the FASB issued Accounting Standards Update No. 2013-05, "Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05). The amendments in ASU 2013-05 provide guidance on releasing Cumulative Translation Adjustments (CTA) when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of CTA in partial sales of equity method investments and in step acquisitions. For public entities, the amendments are effective on a prospective basis for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted and early adoption is permitted. ASU 2013-05 will become effective for us in the period beginning January 1, 2014 and the adoption is not expected to have an effect on our financial position, results of operations or cash flows.
In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (ASU 2013-11), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" (a consensus of the FASB Emerging Issues Task Force), which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. ASU 2013-11 will become effective for us in the period beginning January 1, 2014 and we are currently evaluating the impact the adoption will have on our financial statements.

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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other income, net. The net gain (loss) on foreign currency transactions in 2013, 2012 and 2011 was $5.6 million, $(7.2) million, and $12.4 million, respectively, and is included in other (expense) income, net.
The exchange rates of key currencies were as follows:

	Closing rate as at December 31,		Annual average rate
(US$ equivalent for one)	2013	2012	2013	2012
Euro (EUR)	1.3791	1.3194	1.3281	1.2856
Pound Sterling (GBP)	1.6542	1.6167	1.5642	1.5850
Swiss Franc (CHF)	1.1234	1.0929	1.0791	1.0666
Australian Dollar (AUD)	0.8942	1.0379	0.9683	1.0358
Canadian Dollar (CAD)	0.9400	1.0043	0.9710	1.0007
Japanese Yen (JPY)	0.0095	0.0116	0.0103	0.0125
Chinese Yuan (CNY)	0.1652	0.1605	0.1626	0.1585
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
Revenues from related products include license fees, software-as-a-service (SaaS), intellectual property and patent sales, royalties and milestone payments and typically account for approximately 1-3% of our net sales. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from SaaS arrangements is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.
Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and typically account for approximately 10-15% of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.
We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for Sample and Assay Technology consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and/or services) in accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and recognized for each unit of accounting as appropriate.
We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are accounted for under ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

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
Deliverables in our multiple-element arrangements include instrumentation equipment installation, training, extended warranty services or product maintenance contracts or consumable products. We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services are completed, based on vendor specific objective evidence (VSOE), which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. VSOE of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenues. Our arrangements do not include any provisions for cancellation or refunds.
Warranty
We provide warranties on our products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)	Total
BALANCE AT DECEMBER 31, 2011	$3,910
Provision charged to cost of sales	4,631
Usage	(4,099)
Adjustments to previously provided warranties, net	(213)
Currency translation	134
BALANCE AT DECEMBER 31, 2012	$4,363
Provision charged to cost of sales	5,238
Usage	(4,590)
Adjustments to previously provided warranties, net	(103)
Currency translation	28
BALANCE AT DECEMBER 31, 2013	$4,936
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

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2013, 2012 and 2011, shipping and handling costs totaled $23.3 million, $23.4 million and $24.0 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2013, 2012 and 2011 were $7.6 million, $6.6 million and $6.3 million, respectively.
General and Administrative, Restructuring, Integration and Other
General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.
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

(in thousands)	2013	2012
Cash at bank and on hand	$238,056	$226,360
Short-term bank deposits	92,247	167,677
Cash and Cash Equivalents	$330,303	$394,037
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
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Senior Notes totaling $400.0 million issued in October 2012 and further described in Note 15 were estimated using the changes in the U.S. Treasury rates. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance and Euro Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2013, 2012 and 2011, write-offs of accounts receivable totaled $1.5 million, $0.2 million and $0.6 million while provisions for doubtful accounts which were charged to expense totaled $6.9 million, $1.0 million and $2.1 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2013 and 2012:

	As of December 31,
(in thousands)	2013	2012
Raw materials	$24,975	$29,755
Work in process	25,535	34,231
Finished goods	77,587	71,307
Total inventories	$128,097	$135,293
Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost less accumulated amortization. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software for internal use, including costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the years ended December 31, 2013, 2012 and 2011, we recorded intangible asset impairments of $19.7 million, $2.0 million and $40.3 million, respectively, as discussed in Note 6.
Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition-related intangible amortization. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2013, 2012 and 2011, goodwill has not been impaired.

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
The fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. For the years ended December 31, 2013 and 2012, we recorded impairments of cost method investments of $3.4 million and $3.4 million, respectively, in other income (expense), net.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the years ended December 31, 2013, 2012 and 2011, in connection with our internal restructuring we recorded asset impairment charges of $16.2 million, $11.6 million and $1.8 million, respectively, in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain projects.

4. Segment Information
Considering the acquisitions made during 2013, we determined that we still operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

(in thousands)	2013	2012	2011
Net Sales
Consumables and related revenues	$1,140,203	$1,085,596	$1,011,863
Instrumentation	161,781	168,860	157,884
Total	$1,301,984	$1,254,456	$1,169,747

Geographical Information

Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, China, the United Kingdom, France and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $25.2 million, $23.7 million and $23.9 million for the years ended 2013, 2012 and 2011, respectively, and these amounts are included in the line item Europe as shown in the table below.

(in thousands)	2013	2012	2011
Net Sales
Americas:
United States	$532,651	$518,130	$466,502
Other Americas	60,166	42,921	55,137
Total Americas	592,817	561,051	521,639
Europe	482,008	459,321	444,441
Asia Pacific & Rest of World	227,159	234,084	203,667
Total	$1,301,984	$1,254,456	$1,169,747

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.1 million and $0.4 million as of December 31, 2013 and 2012, respectively.

(in thousands)	2013	2012
Long-lived assets
Americas:
United States	$129,342	$131,689
Other Americas	3,079	2,196
Total Americas	132,421	133,885
Europe	300,563	272,227
Asia Pacific & Rest of World	12,060	12,820
Total	$445,044	$418,932

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
2013 Acquisition
On April 29, 2013, we acquired 100% of the outstanding common shares of Ingenuity Systems, Inc. (Ingenuity), a leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. The cash consideration totaled $107.0 million, of which $0.2 million was unpaid as of December 31, 2013 and $10.0 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Ingenuity did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
The allocation of the purchase price is final except for amounts related to income and sales taxes. The preliminary allocation of the purchase price is based upon preliminary estimates using information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change once the amounts related to income and sales taxes are finally determined. Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying condensed consolidated statements of income.
The preliminary purchase price allocation is as follows:

(in thousands)	Ingenuity Systems acquisition
Purchase Price:
Cash consideration	$107,001
$107,001

Preliminary Allocation:
Cash and cash equivalents	$4,449
Accounts receivable	2,018
Prepaid and other current assets	1,712
Current deferred tax asset	2,518
Fixed and other long-term assets	2,648
Long-term deferred tax asset	10,269
Accounts payable	(2,662)
Accruals and other current liabilities	(14,148)
Liabilities assumed	(557)
Developed technology, licenses and know-how	37,903
Tradenames	3,359
In-process research and development	2,069
Customer relationships	1,023
Goodwill	68,756
Deferred tax liability on fair value of identifiable intangible assets acquired	(12,356)
$107,001

The weighted-average amortization period for the intangible assets is 14.1 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition date, the results of Ingenuity have been included in our consolidated results through December 31, 2013. Net sales totaled $14.7 million and net loss attributable to the owners of QIAGEN N.V. was $6.3 million for 2013. Acquisition-related costs for Ingenuity for 2013 amounted to $1.2 million.
Other Acquisitions
During 2013, we completed the acquisition of CLC bio, a privately-held company located in Aarhus, Denmark that has created the leading commercial data analysis solutions and workbenches for next-generation sequencing, used by top academic and pharmaceutical research as well as clinical institutions. Purchase consideration totaled $68.2 million in cash, net of cash acquired, and as of December 31, 2013, the purchase price allocation is preliminary. This acquisition was not significant to the overall consolidated financial statements. During 2011, we acquired a majority shareholding in Ipsogen S.A. (Ipsogen), a publicly listed company founded and based in Marseille, France. During 2013, we acquired additional Ipsogen shares for a total of $0.5 million and held 89.96% of the Ipsogen shares as of December 31, 2013.

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
$105,945

The weighted-average amortization period for the intangible assets is 9.5 years. Of the goodwill acquired, $39.8 million is deductible for tax purposes.
Since the acquisition date, the results of AmniSure are included in the consolidated results through December 31, 2012. Net sales for AmniSure totaled $16.7 million and net income attributable to the owners of QIAGEN N.V. was $3.0 million as of December 31, 2012. Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. Acquisition-related costs for 2012 acquisitions amounted to $4.5 million. The total fair value of the contingent consideration for AmniSure of approximately $4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7% and 2.0%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $35.0 million through 2017.
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
During 2011, we acquired a majority shareholding in Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseille, France, which is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN's Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN's QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system.     On July 12, 2011, we paid €40.9 million ($57.4 million) for the initial 62.6% of Ipsogen outstanding common shares. On the acquisition date, the fair value of the noncontrolling interest was $42.4 million and the fair value of all Ipsogen outstanding shares and other equity instruments was approximately €70.2 million ($99.9 million). The fair value of the noncontrolling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the noncontrolling interest as of the date of the acquisition is shown below. Since the acquisition we have paid an additional total of $29.8 million and hold 89.4% of the Ipsogen shares on a fully diluted basis as of December 31, 2012.
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

6. Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. The last group of initiatives included actions to focus R&D activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. Restructuring charges were recorded in 2013 as part of this transformational project.

The following table summarizes the cash components of the restructuring costs. At December 31, 2013 and 2012, restructuring accruals of $10.6 million and $4.9 million, respectively, were included in accrued and other liabilities in the accompanying consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2011	$19,228	$443	$7,238	$26,909
Additional costs in 2012	5,456	3,055	152	8,663
Payments	(21,301)	(1,032)	(6,036)	(28,369)
Release of excess accrual	(1,084)	—	(1,217)	(2,301)
Foreign currency translation adjustment	22	—	—	22
Balance at December 31, 2012	$2,321	$2,466	$137	$4,924
Additional costs in 2013	30,799	372	8,700	39,871
Payments	(22,259)	(1,256)	(7,866)	(31,381)
Release of excess accrual	(1,312)	(1,101)	(460)	(2,873)
Foreign currency translation adjustment	233	(168)	—	65
Balance at December 31, 2013	$9,782	$313	$511	$10,606

The costs in the above table do not include consulting costs associated with third-party service providers that are assisting with executing the restructuring. We accrue for consulting costs as the services are provided.

Since 2011, we have incurred cumulative restructuring costs totaling $234.6 million which include $56.4 million for personnel related costs, $97.7 million of impairments, and $80.5 million of contract, consulting and other related costs. We do not expect to record additional significant restructuring charges in 2014 related to this program.

In 2013, we recorded pretax charges of restructuring charges of $78.1 million in general, administrative, restructuring and other. The pretax charges consist of $27.3 million for personnel related costs, $11.8 million of fixed and intangible asset impairments, $2.1 million for contract termination costs, and $36.9 million of other costs including consulting costs. Additionally, we recorded $40.6 million in cost of sales which includes $25.2 million of fixed and intangible asset impairments, $6.5 million for contract termination costs, $5.1 million for the write off of inventory, $3.5 million for personnel costs, and $0.3 million of other costs.

In 2012, we recorded pretax charges of restructuring charges of $41.0 million in general, administrative, restructuring which consisted of $5.5 million for personnel related costs, $13.6 million of asset impairments, $3.1 million for contract termination costs (including lease closure costs), and $18.8 million of other costs including consulting costs.

In 2011, we recorded pretax charges of restructuring charges of $69.4 million in general, administrative, restructuring which consisted of $14.6 million for personnel related costs, $42.1 million of asset impairments, and $12.7 million of other costs including consulting costs. Additionally, we recorded $5.5 million in cost of sales for personnel costs.

7. Short-term Investments
At December 31, 2013 and 2012, we had €30.0 million ($41.4 million as of December 31, 2013) and €62.5 million ($82.5 million as of December 31, 2012), respectively, of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2013, these loans consist of €15.0 million which mature in 2014 and €15.0 million which mature in 2015. All of these instruments include put option rights on at least a quarterly basis.

Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.
At December 31, 2013 and 2012, we also had €6.2 million ($8.5 million) and €6.1 million ($8.0 million), respectively in term deposits with final maturities until December 2017. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.
For the year ended December 31, 2013 and 2012, proceeds from sales of short term investments totaled $63.1 million and $6.0 million, respectively. There were no realized gains or losses during 2013 or 2012.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2013 and 2012:

(in thousands)	2013	2012
Prepaid expenses	$36,006	$30,354
Amounts held in escrow in connection with acquisitions	2,500	7,521
Value added tax	10,605	10,221
Other receivables	17,179	7,267
	$66,290	$55,363

9. Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2013 and 2012:

(in thousands)	Estimated useful life (in years)	2013	2012
Land	—	$17,172	$15,907
Buildings and improvements	2-40	301,069	283,173
Machinery and equipment	3-10	232,097	206,871
Computer software	2-10	103,965	86,280
Furniture and office equipment	1-13	86,326	80,343
Construction in progress	—	97,093	79,402
		837,722	751,976
Less: Accumulated depreciation and amortization		(392,678)	(333,044)
Property, plant and equipment, net		$445,044	$418,932

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011 depreciation and amortization expense totaled $72.5 million, $64.8 million and $57.0 million, respectively. For the years ended December 31, 2013, 2012 and 2011 amortization expense related to computer software costs totaled the $10.8 million, $8.2 million and $7.5 million, respectively. In connection with the restructuring discussed more fully in Note 6, impairment charges of $16.2 million, $11.6 million and $1.8 million related to discontinued projects were recorded in December 31, 2013, 2012 and 2011, respectively.
Repairs and maintenance expense was $14.0 million, $13.7 million and $12.9 million in 2013, 2012 and 2011, respectively. For the year ended December 31, 2013 and 2012, construction in progress includes amounts related to ongoing software development projects and the construction of new facilities in the United States. For the years ended December 31, 2013, 2012 and 2011, interest capitalized in connection with construction projects was not significant.

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

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
Company (in thousands)	Ownership Percentage	2013	2012	2013	2012	2011
PreAnalytiX GmbH	50.00%	$20,839	$18,182	$2,044	$1,972	$390
QBM Cell Science	19.50%	$400	$406	$(6)	$11	$(10)
QIAGEN Finance	100.00%	$267	$374	$93	$122	$103
QIAGEN Euro Finance	100.00%	$958	$931	$227	$309	$266
Pyrobett	19.00%	$3,250	$3,515	$(265)	$(234)	$(178)
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	30.00%	$531	$—	$(112)	$—	$—
Dx Assays Pte Ltd	33.30%	$—	$—	$—	$—	$—
Scandinavian Gene Synthesis AB	40.00%	$—	$—	$—	$(23)	$23
Peak-Service	40.00%	$—	$20	$—	$—	$—

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
At December 31, 2013 and 2012, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $15.4 million and $15.5 million, respectively, which are included in other assets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During 2013, we made new cost-method investments totaling $3.3 million. For the years ended December 31, 2013 and 2012, we recorded impairments of cost method investments of $3.4 million and $3.4 million, respectively, in other income (expense), net.
During 2011, we paid $9.7 million for a 40% share together with a $6.7 million advance payment towards the potential future acquisition of the remaining 60% of Scandinavian Gene Synthesis AB. In 2012, we acquired the remaining shares for $8.4 million.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2013 and 2012:

		2013		2012
(in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	12.2	$326,614	$(168,637)	$304,380	$(134,688)
Developed technology	10.4	692,727	(310,842)	678,888	(270,575)
Customer base, trademarks, and non-compete agreements	10.6	392,431	(150,657)	391,388	(126,743)
	11.1	$1,411,772	$(630,136)	$1,374,656	$(532,006)
Unamortized Intangible Assets:
In-process research and development		$8,769		$11,222
Goodwill		1,855,691		1,759,898
		$1,864,460		$1,771,120

The changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

(in thousands)	Intangibles	Goodwill
BALANCE AT DECEMBER 31, 2011	$819,487	1,733,722
Additions	14,469	—
Purchase adjustments	—	(70,034)
Acquisitions	139,759	82,599
Amortization	(133,114)	—
Impairment losses	(1,968)	—
Foreign currency translation adjustments	15,239	13,611
BALANCE AT DECEMBER 31, 2012	$853,872	$1,759,898
Additions	17,296	—
Acquisitions	72,448	119,185
Amortization	(126,883)	—
Impairment losses	(19,696)	—
Foreign currency translation adjustments	(6,632)	(23,392)
BALANCE AT DECEMBER 31, 2013	$790,405	$1,855,691
Amortization expense on intangible assets totaled approximately $$126.9 million, $133.1 million and $110.4 million, respectively, for the years ended December 31, 2013, 2012 and 2011.
In connection with the restructuring discussed more fully in Note 6, impairment charges of $19.7 million, $2.0 million and $40.3 million related to discontinued projects were recorded in December 31, 2013, 2012 and 2011, respectively. Cash paid for purchases of intangible assets during the years ended December 31, 2013 and 2012 totaled $34.2 million and $26.1 million, respectively of which $16.9 million and $11.6 million is included in other long-term assets in the consolidated balance sheet.
The changes in the carrying amount of goodwill during the year ended December 31, 2013 resulted from the 2013 acquisitions and foreign currency translation. During 2012, changes in goodwill resulted primarily from 2012 acquisitions, purchase price adjustments primarily related to the 2011 acquisitions, including changes in the fair value of contingent consideration as discussed in Note 14, and foreign currency translation. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2013 and 2012.

The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During 2013, a development project was completed and $4.5 million of in-process research and development costs were reclassified into developed technology and $2.1 million was added from the Ingenuity acquisition. The amortization of the remaining in-process research and development is expected to begin during 2014 as the projects are completed.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2014	$135,729
2015	$135,502
2016	$129,753
2017	$114,718
2018	$92,700

12. Accrued and Other Liabilities
Accrued and other liabilities at December 31, 2013 and 2012 consist of the following:

(in thousands)	2013	2012
Accrued expenses	$88,363	$62,567
Payroll and related accruals	53,864	49,563
Deferred revenue	50,642	27,296
Accrued royalties	19,925	17,600
Fair value of derivative instruments	14,518	12,911
Accrued earn-outs and milestone payments	6,127	9,806
Accrued interest on long-term debt	6,943	7,008
Preacquisition contingencies assumed in acquisition	135	5,493
Current portion of capital lease obligations	4,719	4,203
Total accrued and other liabilities	$245,236	$196,447

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
For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. As of December 31, 2013 and 2012, we did not have any derivatives that were accounted for as hedging instruments. In 2013 and 2012, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows.
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
In 2012, we were party to cross-currency swaps with a notional amount of $120.0 million which were entered into in connection with the notes payable to Euro Finance (see Note 15) and which qualified as cash-flow hedges until maturity in November 2012.
Undesignated Derivative Instruments
We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2013, an aggregate notional value of approximately $842.1 million and fair values of $2.5 million and $14.5 million, included in prepaid and other assets and accrued and other liabilities, respectively, which expire at various dates through April 2014. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2012, an aggregate notional value of approximately $574.5 million and fair values of $0.8 million and $12.9 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2013. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2013 and 2012:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Undesignated derivative instruments
Foreign exchange contracts	$2,533	$833	$(14,518)	$(12,911)
Total derivative instruments	$2,533	$833	$(14,518)	$(12,911)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains on derivative instruments for the years ended December 31, 2013 and 2012:

Year-Ended December 31, 2013 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Undesignated derivative instruments
Foreign exchange contracts	$—	Other expense / income, net	$—	$(19,409)

Year-Ended December 31, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Foreign exchange contracts	$305	Other expense / income, net	$781	n/a
Total	$305		$781	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other expense / income, net	n/a	$(13,456)
The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes. Gains and losses recognized on foreign exchange contracts are included in other income, net in the consolidated statements of income together with the corresponding, offsetting foreign exchange losses and gains on the underlying transactions.

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
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	As of December 31, 2013				As of December 31, 2012
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$8,550	$41,373	$—	$49,923	$7,989	$82,462	$—	$90,451
Foreign exchange contracts	—	2,533	—	2,533	—	833	—	833
	$8,550	$43,906	$—	$52,456	$7,989	$83,295	$—	$91,284
Liabilities:
Foreign exchange contracts	$—	$14,518	$—	$14,518	$—	$12,911	$—	$12,911
Contingent Consideration	—	—	6,127	6,127	—	—	18,983	18,983
	$—	$14,518	$6,127	$20,645	$—	$12,911	$18,983	$31,894

Activity for liabilities with Level 3 inputs is summarized in the following table:

(in thousands) (unaudited)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
BALANCE AT DECEMBER 31, 2011	$38,646
Additions from acquisitions	16,875
Payments	(6,008)
Gain included in earnings	(11,463)
Reversals	(19,129)
Foreign currency translation	62
BALANCE AT DECEMBER 31, 2012	$18,983
Additions from acquisitions	2,065
Payments	(3,834)
Gain included in earnings	(11,127)
Foreign currency translation	40
BALANCE AT DECEMBER 31, 2013	$6,127
For the years ended December 31, 2013 and 2012, the gains of $11.1 million and $11.5 million were recognized in earnings as follows: $10.6 million and $6.7 million in cost of sales and $0.5 million and $4.8 million in general and administrative, restructuring, integration and other, respectively. Additionally, during 2012, a reduction in the fair value of contingent consideration of $19.1 million was recorded against goodwill shortly after the acquisition and during the measurement period.
The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2013 and 2012 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10.

15. Lines of Credit and Debt

Our credit facilities available at December 31, 2013 total €436.6 million (approximately $602.1 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2013, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of December 31, 2013. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. In 2013 and 2012, $1.3 million and $1.1 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2013. The credit facilities are for general corporate purposes.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. Approximately €170.0 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility in 2012. The remainder of the proceeds provides additional resources to support our longer-term business expansion. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2013. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes as of December 31, 2013 was approximately $373.5 million
At December 31, 2013, total long-term debt was approximately $845.5 million, $0.2 million of which is current. We believe that funds from operations, existing cash and cash equivalents, short-term investments and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2014.
Total long-term debt consists of the following:

(in thousands)	December 31, 2013	December 31, 2012
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.7% due in May 2026	$300,000	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	145,000	145,000
3.19% Series A Senior Notes due October 16, 2019	73,000	73,000
3.75% Series B Senior Notes due October 16, 2022	300,000	300,000
3.90% Series C Senior Notes due October 16, 2024	27,000	27,000
Other notes payable bearing interest up to 6.28% and due through November 2015	483	1,992
Total long-term debt	845,483	846,992
Less current portion	207	948
Long-term portion	$845,276	$846,044
Future principal maturities of long-term debt as of December 31, 2013 are as follows:

Year ending December 31,	(in thousands)
2014	$207
2015	276
2016	—
2017	—
2018	—
thereafter	845,000
$845,483

Interest expense on long-term debt was $28.4 million, $17.4 million and $22.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at December 31, 2013 and 2012, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.7% and were originally due in December 2014. In 2012, we refinanced the $300 million note with QIAGEN Euro Finance and under the new terms the debt is due in May 2026. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2017 and/or May 16, 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at December 31, 2013 was $381.9 million. We have reserved 15.0 million common shares for issuance in the event of conversion.
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and at December 31, 2013 and 2012, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. The 2004 Notes are due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2013 was $267.5 million. We have reserved 11.5 million common shares for issuance in the event of conversion of the 2004 Notes.

16. Income Taxes
Income before provision for income taxes for the years ended December 31, 2013, 2012 and 2011 consisted of:

(in thousands)	2013	2012	2011
Pretax income in The Netherlands	$24,135	$27,222	$30,232
Pretax income from foreign operations	13,203	117,931	65,980
	$37,338	$145,153	$96,212

The provisions for income taxes for the years ended December 31, 2013, 2012 and 2011 are as follows:

(in thousands)	2013	2012	2011
Current—The Netherlands	$2,874	$3,271	$6,752
—Foreign	33,452	35,112	26,372
	36,326	38,383	33,124
Deferred—The Netherlands	—	—	—
—Foreign	(68,086)	(22,767)	(31,861)
	(68,086)	(22,767)	(31,861)
Total provision for income taxes	$(31,760)	$15,616	$1,263

The Netherlands statutory income tax rate was 25% for the years ended December 31, 2013, 2012 and 2011. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012		2011
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$9,334	25.0%	$36,288	25.0%	$24,053	25.0%
Earnings of subsidiaries taxed at different rates	(5,732)	(15.4)	5,180	3.6	3,204	3.3
Tax impact from permanent items	6,219	16.7	4,854	3.4	5,989	6.2
Tax impact from tax exempt income	(38,371)	(102.8)	(36,969)	(25.5)	(23,382)	(24.3)
Tax contingencies, net	1,986	5.3	2,729	1.9	(1,675)	(1.7)
Taxes due to changes in tax rates	(1,640)	(4.4)	(1,086)	(0.8)	(3,521)	(3.7)
Taxes due to changes in tax laws	—	—	2,697	1.9	—	—
Research and development	(2,211)	(5.9)	(1,181)	(0.8)	(714)	(0.7)
Restructuring	(872)	(2.3)	—	—	—	—
Prior year taxes	(888)	(2.4)	2,805	1.9	(2,632)	(2.7)
Other items, net	415	1.1	299	0.2	(59)	(0.1)
Total provision for income taxes	$(31,760)	(85.1)%	$15,616	10.8%	$1,263	1.3%

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are open since 2001 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2009. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2009 through the current period.
During 2013, we were contacted by the US tax authorities (Internal Revenue Service) and notified of their intent to examine the US federal tax return for 2011. The audit will commence early in 2014.
In 2012, we established a reserve related to withholding tax on a specific intercompany transaction for $3.9 million including penalty. During 2013, we settled on this issue with the relevant tax authorities, which resulted in a release of the remaining $1.9 million reserve in the fourth quarter of 2013.
We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2013 will significantly increase or decrease during the twelve-month period ending December 31, 2014; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2011	$6,935
Additions based on tax positions related to the current year	819
Additions for tax positions of prior years	3,608
Reductions due to lapse of statute of limitations	(691)
Increase from currency translation	104
Balance at December 31, 2012	$10,775
Additions based on tax positions related to the current year	2,024
Additions for tax positions of prior years	1,244
Settlements with taxing authorities	(1,891)
Reductions due to lapse of statute of limitations	(296)
Decrease from currency translation	(271)
Balance at December 31, 2013	$11,585

At December 31, 2013 and 2012, our net unrecognized tax benefits totaled approximately $11.6 million and $8.8 million, respectively, of which $11.6 million and $8.8 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $0.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.
Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2013 and 2012, we have net interest (income) expense and penalties of $(1.7) million and $2.8 million, respectively. At December 31, 2013 and 2012, we have accrued interest of $1.3 million and $3.0 million, respectively, which are not included in the table above.
We have recorded net deferred tax liabilities of $101.6 million and $165.0 million at December 31, 2013 and 2012, respectively. The components of the net deferred tax liability at December 31, 2013 and December 31, 2012 are as follows:

	2013		2012
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$43,108	$—	$17,664	$—
Accrued and other liabilities	21,520	—	21,412	(552)
Inventories	5,117	(1,304)	2,991	(1,410)
Allowance for bad debts	2,351	(1,016)	687	(600)
Currency revaluation	399	(57)	266	(746)
Depreciation and amortization	2,132	(7,260)	606	(10,027)
Capital lease	1,925	—	2,149	—
Tax credits	1,774	—	611	—
Unremitted profits and earnings	—	(1,150)	—	(1,215)
Intangibles	4,698	(211,435)	5,270	(220,880)
Equity awards	11,812	—	10,082	—
Interest	25,801	—	9,471	—
Other	2,687	(2,063)	989	(1,314)
Valuation allowance	(621)	—	(442)	—
	$122,703	$(224,285)	$71,756	$(236,744)
Net deferred tax liabilities		$(101,582)		$(164,988)

At December 31, 2013 and 2012, we had $201.1 million and $58.7 million in total foreign net operating loss (NOL) carryforwards. At December 31, 2013 and 2012, we had $99.1 million and $13.5 million of U.S. federal (NOL) carryforwards. At December 31, 2013, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code. In 2013, the U.S. NOL increases significantly due to the acquisition of Ingenuity Systems, Inc., which carried over $96.0 million NOL. Approximately $66.0 million of NOL will be limited under IRC 382 and we anticipate that we will only be able to utilize about $31.0 million of the total NOL. The remaining NOL is not expected to be utilized before expiration. The NOLs in the U.S. will expire beginning December 31, 2020 through December 31, 2030. As of December 31, 2013 and 2012, we had other foreign NOL carryforwards totaling approximately $102.0 million and $45.2 million, respectively. These NOLs were primarily generated in Germany, acquisitions and operating losses from our subsidiaries. In 2013, Germany generated approximately $60.7 million NOL due to restructuring charges and we are expecting to fully utilize the NOL in Germany in 2014. A portion of the foreign NOLs will be expiring beginning December 31, 2014. The valuation allowance amounts for the years ended December 31, 2013 and 2012 are $0.6 million and $0.4 million, respectively. In 2013, we established additional valuation allowance of $0.2 million.
As of December 31, 2013, a provision has not been made for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $259.4 million at December 31, 2013. We have $17.6 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2013 and December 31, 2012, of approximately $1.2 million. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

17. Accumulated Other Comprehensive (Loss) Income

The following table is a summary of the components of accumulated other comprehensive (loss) income at December 31:

(in thousands)	2013	2012
Net unrealized gain on pension, net of tax	$(401)	$(483)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $6.5 million and $4.4 million in 2013 and 2012, respectively	12,164	5,954
Foreign currency translation adjustments	(15,955)	38,520
Accumulated other comprehensive (loss) income	$(4,192)	$43,991

18. Share Repurchase Program

In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). In 2012, a total of 1.9 million QIAGEN shares were repurchased for approximately $35.7 million. In the first half of 2013, 3.1 million QIAGEN shares were repurchased for approximately $63.3 million, under this program. We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.

In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs). Based on the closing price on July 29, 2013, this represents approximately five million shares until December 31, 2013. In 2013, 1.0 million QIAGEN shares were repurchased for $22.7 million under this program.

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

	Years ended December 31,
(in thousands, except per share data)	2013	2012	2011
Net income attributable to the owners of QIAGEN N.V.	$69,073	$129,506	$96,038

Weighted average number of common shares used to compute basic net income per common share	234,000	235,582	233,850
Dilutive effect of stock options and restrictive stock units	3,023	2,341	2,876
Dilutive effect of outstanding warrant shares	5,152	2,823	2,338
Weighted average number of common shares used to compute diluted net income per common share	242,175	240,746	239,064
Outstanding options and awards having no dilutive effect, not included in above calculation	1,616	2,906	3,995
Outstanding warrants having no dilutive effect, not included in above calculation	21,315	23,644	23,591

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.30	$0.55	$0.41
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.29	$0.54	$0.40

20. Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $26.4 million, $21.5 million and $20.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.
Minimum future obligations under capital and operating leases at December 31, 2013 are as follows:

(in thousands)	Capital Leases	Operating Leases
2014	$5,702	$15,759
2015	5,495	12,289
2016	4,187	7,422
2017	1,597	3,197
2018	1,350	2,818
Thereafter	—	5,573
	18,331	$47,058
Less: Amount representing interest	(2,035)
	16,296
Less: Current portion	(4,719)
Long-term portion	$11,577
Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $19.9 million and $17.6 million at December 31, 2013 and 2012, respectively. Royalty expense relating to these agreements amounted to $53.2 million, $52.5 million, and $43.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2013, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2014	$80,525	$2,600
2015	17,498	556
2016	13,924	581
2017	9,912	581
2018	8,340	581
Thereafter	9,161	1,241
	$139,360	$6,140

Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, we could be required to make additional contingent cash payments totaling up to $120.3 million based on the achievement of certain revenue and operating results milestones as follows: $65.7 million in 2014, $16.5 million in 2015, $17.8 million in 2016, $7.0 million in 2017, and $13.3 million, payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets. Of the $120.3 million total contingent obligation, we have assessed the fair value at December 31, 2013, to be $6.1 million, which is included in accrued and other liabilities.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2013, the commitment under these agreements totaled $15.7 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2013 and 2012 appropriately reflect the estimated cost of such warranty obligations.
Preacquistion Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $2.5 million and $7.5 million as of December 31, 2013 and 2012, respectively. In addition, we have recorded $0.1 million and $5.5 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2013 and 2012, respectively.
Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2013, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

21. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 16.4 million Common Shares reserved and available for issuance under this plan at December 31, 2013.
Stock Options
During the years ended December 31, 2013 and 2012, we granted 543,903 and 592,829 stock options, respectively. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Stock price volatility	27%	34%	34%
Risk-free interest rate	0.88%	0.82%	1.88%
Expected life (in years)	4.93	4.89	4.97
Dividend rate	0%	0%	0%
Forfeiture rate	4.1%	5.9%	6.1%
A summary of the status of employee stock options as of December 31, 2013 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2013	5,333	$14.16
Granted	544	$20.26
Exercised	(2,398)	$10.59
Forfeited	(46)	$20.19
Expired	(39)	$16.93
Outstanding at December 31, 2013	3,394	$17.54	5.56	$21,265
Vested at December 31, 2013	2,321	$16.99	4.19	$15,823
Vested and expected to vest at December 31, 2013	3,344	$17.54	5.51	$21,004

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2012 and 2011 was $4.94, $4.80 and $6.49, respectively. The total intrinsic value of options exercised during the years ended December 31, 2013 and 2012 was $25.3 million and $7.2 million, respectively. At December 31, 2013, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $3.2 million and will be recognized over a weighted average period of approximately 1.58 years.

At December 31, 2013, 2012 and 2011, options were exercisable with respect to 2.3 million, 4.3 million and 5.5 million. Common Shares at a weighted average price of $16.99, $13.18 and $12.37 per share, respectively. The options outstanding at December 31, 2013 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 4.7%. At December 31, 2013, there was $123.4 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.97 years. The weighted average grant date fair value of stock units granted during the year ended December 31, 2013 was $21.30. The total fair value of stock units that vested during the years ended December 31, 2013 and 2012 was $22.6 million and $13.3 million, respectively.
A summary of stock units as of December 31, 2013 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2013	6,921
Granted	4,296
Vested	(1,097)
Forfeited	(424)
Outstanding at December 31, 2013	9,696	2.97	$231,002
Vested and expected to vest at December 31, 2013	8,561	2.82	$202,524
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2013, 2012 and 2011 totaled approximately $37.9 million, $25.4 million and $19.5 million, respectively, as shown in the table below. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $3.1 million, $1.5 million and $4.2 million, respectively, for the years ended December 31, 2013, 2012 and 2011.

Compensation Expense (in thousands)	2013	2012	2011
Cost of sales	$3,337	$2,328	$1,672
Research and development	7,632	4,167	3,055
Sales and marketing	10,412	6,123	4,285
General and administrative	16,554	12,737	10,528
Share-based compensation expense	37,935	25,355	19,540
Less: income tax benefit	8,832	5,630	4,231
Net share-based compensation expense	$29,103	$19,725	$15,309

During year ended December 31, 2013, we recognized expense of $1.4 million in connection with retirement provisions for Supervisory Board members. No share-based compensation cost was capitalized in inventory in 2013, 2012 or 2011 as the amounts were not material.

22. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $1.7 million, $3.1 million and $2.3 million for the years ended December 31,

2013, 2012 and 2011, respectively. In 2013, the total expense was lower partially due to matching amounts which were funded from forfeited amounts. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2013, 2012 and 2011.
We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $4.3 million at December 31, 2013 and $4.0 million at December 31, 2012, and is included as a component of other long-term liabilities on the consolidated balance sheets.

23. Related Party Transactions
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities for which we do not hold any variable interests and are not the primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2013 and 2012, we had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $4.3 million and $4.4 million, respectively. We also had amounts receivable from QIAGEN Finance of $3.4 million. As of December 31, 2013 and 2012, we have a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and amounts receivable from Euro Finance of $1.3 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.
During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we paid a total of $7.7 million in 2013 and will be required to pay another $2.0 million will become due through 2015 based on the achievement of certain milestones.
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

Year ending December 31, (in thousands)	2013	2012
Net sales	$6,193	$7,068
Accounts receivable	$5,680	$2,651
Accounts payable	$537	$3,699
Loans receivable	$—	$1,674

24. Subsequent Event

Since December 31, 2013 and through February 28, 2014, we have repurchased 1.8 million shares of common shares under the share repurchase program discussed more fully in Note 18, for approximately $42.3 million, in total.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2011:
Allowance for doubtful accounts	$3,227	$2,131	$(593)	$(450)	$4,315
Year Ended December 31, 2012:
Allowance for doubtful accounts	$4,315	$1,048	$(240)	$98	$5,221
Year Ended December 31, 2013:
Allowance for doubtful accounts	$5,221	$6,901	$(1,527)	$88	$10,683

S- 1