Form 20-F
period 2014-12-31
QIAGEN NV
filed 2015-03-02
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
The number of outstanding Common Shares as of December 31, 2014 was 232,022,931.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at February 25, 2015, was $1.1346 per €1.
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
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheets at December 31, 2014 and 2013 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2011 and 2010, and the consolidated balance sheets as of December 31, 2012, 2011 and 2010, is derived from audited consolidated financial statements not included in this Annual Report. The 2011 and 2010 amounts for working capital, total assets and total long-term liabilities, including current portion, have been adjusted to correctly reflect deferred taxes as current or non-current and to net deferred tax positions within the same tax jurisdictions. These balance sheet reclassifications had no effect on total equity at December 31, 2011 and 2010.

Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2014	2013	2012	2011	2010
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,344,777	$1,301,984	$1,254,456	$1,169,747	$1,087,431
Cost of sales	479,839	486,494	430,432	419,938	371,869
Gross profit	864,938	815,490	824,024	749,809	715,562
Operating expenses:
Research and development	163,627	146,070	122,476	130,636	126,040
Sales and marketing	376,873	371,523	343,549	307,332	267,484
General and administrative, integration and other	126,550	199,072	152,068	185,507	110,009
Acquisition-related intangible amortization	37,070	35,495	36,117	26,746	23,492
Total operating expenses	704,120	752,160	654,210	650,221	527,025
Income from operations	160,818	63,330	169,814	99,588	188,537
Other expense	(42,304)	(25,992)	(24,661)	(3,376)	(15,416)
Income before income taxes	118,514	37,338	145,153	96,212	173,121
Income taxes	1,312	(31,760)	15,616	1,263	28,810
Net income	$117,202	$69,098	$129,537	$94,949	$144,311
Net income (loss) attributable to noncontrolling interest	568	25	31	(1,089)	—
Net income attributable to QIAGEN N.V.	$116,634	$69,073	$129,506	$96,038	$144,311
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.50	$0.30	$0.55	$0.41	$0.62
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.48	$0.29	$0.54	$0.40	$0.60
Weighted-average common shares outstanding
Basic	232,644	234,000	235,582	233,850	232,635
Diluted	241,538	242,175	240,746	239,064	240,483
 ____________________

(1)	See Note 18 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2014	2013	2012	2011	2010
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$392,667	$330,303	$394,037	$221,133	$828,407
Working capital (1)	$717,124	$583,851	$725,752	$293,753	$1,003,489
Total assets	$4,454,372	$4,088,392	$4,087,631	$3,729,685	$3,878,478
Total long-term liabilities, including current portion	$1,496,991	$1,032,409	$1,101,550	$725,874	$1,118,932
Total equity	$2,657,999	$2,723,871	$2,724,363	$2,557,798	$2,476,353
Common shares, par value	$2,812	$2,812	$2,769	$2,739	$2,724
Common shares issued	239,707	239,707	236,487	234,221	233,115
Common shares outstanding	232,023	233,890	234,544	234,221	233,115
_________________
(1) Working capital is current assets less current liabilities.

Risk Factors
Risk Management:
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
All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. A detailed review of all underlying business risks is completed every year. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes.
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
Our business has grown significantly, with total net sales increasing to $1.34 billion in 2014 from $1.09 billion in 2010. We have made a series of acquisitions in recent years, including Enzymatics and BIOBASE in 2014, Ingenuity and CLC bio in 2013, Intelligent BioSystems and AmniSure in 2012, and Cellestis Ltd. and Ipsogen S.A. in 2011. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and began a major expansion project in August 2009 to create additional facilities for research and development as well as to expand production capacity. This expansion project was completed in early 2012. In addition, we began activities in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and these efforts were completed in 2013. We started two new expansion projects in 2014. These expansion projects have increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these planned facilities. In 2012, we added a subsidiary in Poland as part of the creation of a new global shared services center to gain economies of scale in various administrative functions. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. As an example, in 2011 we established new subsidiaries in India and Taiwan, further expanding our presence in Asia. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems.
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
Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our offering of products for use in next-generation sequencing (NGS), related sample and assay technologies, and bioinformatics solutions.
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
Our strategic initiative in NGS aims to drive the adoption of this technology in clinical research and diagnostics. It involves the development and ongoing commercialization of universal pre-analytic and bioinformatics products that can be used with any sequencing system as well as the development and future commercialization of the GeneReaderTM benchtop NGS sequencer workflow. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReader workflow will affect sales of our Sample to Insight solutions.
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
Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect (as in the U.S. in 2013). These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
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
Our concentration of revenues in products related to HPV testing increases our dependence on their success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.
Contributions in 2014 from sales in the United States of our HPV test products represented approximately 6% of our total net sales. HPV testing applies a newer molecular-based approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to traditional cervical cancer screening. As a result, our ability to grow revenues from HPV testing in the U.S. and around the world depends on providing information on the proven benefits of using our molecular technologies to identify women at risk for cervical cancer.
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
In times of economic hardship or high unemployment, patients may decide to forgo or delay routine tests. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, or if pricing is negatively impacted as we experienced in 2013 and 2014 following a move towards multi-year customer agreements in light of new competitor pricing actions, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S.; however, we could be at risk that under-performance of the HPV line or loss of a customer could materially affect results of operations.
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
Approximately 22% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” or lab-developed methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitors are developing and using their own internally developed molecular tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized sample and assay technologies and other products. There can be no assurance, however, as to the continued conversion of these potential customers.
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
In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer.
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
Changes in tax laws or their application could adversely affect our results of operations or financial flexibility.
Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. Additionally, changes in other laws, such as the U.S. health care reform legislation that was signed into law in the U.S. in 2010, may subject us to additional excise taxes. The increased tax burden as a result of changes in law may adversely affect our results of operations.
We have a significant amount of debt that may adversely affect our financial condition and flexibility.

We have a significant amount of debt and debt service obligations as well as restrictive covenants imposed on us by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

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
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2014, we had outstanding long-term debt of approximately $1.2 billion, of which $131.1 million was current. Furthermore, as of December 31, 2014, we had capital lease obligations, including the current portion, of $5.1 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.
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
The accounting for the Cash Convertible Notes will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Operations.
We will settle any conversions of the Cash Convertible Notes entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 13, “Derivatives and Hedging” and Note 15 "Lines of Credit and Debt," of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock.
Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants.
An impairment of goodwill and intangible assets could reduce our earnings.
At December 31, 2014, our consolidated balance sheet reflected approximately $1.9 billion of goodwill and approximately $726.9 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 14% of total sales in 2014, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to risks.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. A breach in cyber security due to gaining unauthorized access to our computer systems could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may fae significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation of brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2014, we owned 273 issued patents in the United States, 175 issued patents in Germany and 1,037 issued patents in other major industrialized countries. In addition, at December 31, 2014, we had 935 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $25.32 to a low of $18.30 on NASDAQ, and a high of €19.64 to a low of €13.67 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
Holders of our Common Shares may not benefit from continued stock repurchase programs.
Between October 2012 and April 2013, we repurchased a total of 5.1 million of our Common Shares for an aggregate cost of $99.0 million, and between September 2013 and June 2014, we repurchased an additional 4.4 million of our Common Shares for $100.4 million (including performance fees). In the second half of 2014, we repurchased a total of 2.1 million Common Shares for an aggregate cost of $49.1 million and we have authority to repurchase up to $50.9 million in additional Common Shares. The purpose of these repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments and/or employee share-based remuneration plans and thus reduce dilution to our existing Common Share holders. We may decide not to continue such programs in the future, the covenants we have with our lenders may limit our ability to use available cash to do so, and the market price of our Common Shares may make such repurchases less desirable. In any of these cases, our Common Share holders may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2014, a total of approximately 232.0 million Common Shares were outstanding along with approximately 11.7 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 2.1 million were vested. A total of approximately 14.1 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2014, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 10.1 million Common Shares, subject to adjustments in certain cases and the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlay cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances).
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.
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
Description of our business
Company overview
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our vision is to make improvements in life possible by enabling our customers in four broad classes - Molecular Diagnostics, Applied Testing, Pharma and Academia - to achieve outstanding success and breakthroughs using reliable and efficient Sample to Insight solutions.
Sample to Insight solutions are composed of sample and assay technologies, bioinformatics and automation systems. Our solutions support more than 500,000 customers worldwide in generating insights into the molecular building blocks of life. More than two billion biological samples have been prepared or analyzed using QIAGEN sample technologies. Our proven solutions are providing answers in hospitals and laboratories worldwide, integrated with bioinformatics to make sense of the increasing volumes and complexity of data.
Since the first sequencing of the human genome was completed in 2003, an explosion in genomic discoveries has launched what observers are calling “the Century of Biology.” Dramatic acceleration in the speed of sequencing - and reduction in cost - is generating vast quantities of genomic data and new discoveries in biology. This growing knowledge of the molecular basis of life, its mechanisms and diseases is driving a revolution in research and having an impact on many areas of everyday life. QIAGEN’s mission is to drive this era of discoveries and the wide-ranging practical applications these advances are spawning for the future.
QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology has grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. Our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules visible for analysis, such as identifying the DNA of a virus or a gene mutation in a tumor. QIAGEN’s industry-leading bioinformatics solutions interpret data to provide relevant, actionable insights. Our automation platforms tie these together in seamless and cost-effective molecular testing workflows - from Sample to Insight.

Net sales of $1.34 billion in 2014 were comprised of consumable kits and other revenues (87% of sales) and automated systems and instruments (13% of sales). Approximately 50% of net sales in 2014 were in Molecular Diagnostics, and the other 50% went to Life Sciences customers in the areas of Academia, Pharma and Applied Testing.
QIAGEN has grown by introducing innovative products and making strategic acquisitions that address the rapidly evolving needs of customers to transform biological samples into valuable molecular insights. We have funded our growth through internally generated funds, debt offerings and private and public sales of equity securities. QIAGEN has global shares that are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”
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
Recent Developments
QIAGEN has achieved a number of recent strategic milestones in our business:
QIAsymphony delivered platform growth as content menu expands.

•
QIAGEN achieved our 2014 goal of surpassing 1,250 cumulative placements of the flexible modular QIAsymphony platform, while significantly expanding the content menu to enhance the value of these instruments to customers worldwide. The growing installed base and expanding content menus drove our 2014 growth in consumables.

•
The QIAsymphony platform serves all of our customer classes: Approximately 60% of current placements are in Molecular Diagnostics, and 40% are in the Life Sciences with Applied Testing, Pharma and Academia customers.

•
In 2014, eight QIAGEN diagnostic tests running on the Rotor-Gene Q (RGQ) real-time PCR platform, a member of the QIAsymphony family, were approved by regulators in Europe and/or the United States. These included test kits for the most common healthcare-associated infections (HAIs), as well as new companion diagnostics.

•
The menu for QIAsymphony RGQ also is expanding for Applied Testing customers. In 2014, our food-safety assay for detection of listeria pathogens received international certification, and two veterinary tests - for avian flu in poultry and Porcine Epidemic Diarrhea Virus in pigs - were deployed to combat costly outbreaks.

•	To further expand QIAsymphony content, QIAGEN is advancing a portfolio of approximately 35 assays in development.

•
Also in 2014, we added to our platforms the multi-modal, multi-analyte Modaplex system, which can analyze multiple sample types simultaneously for dozens of DNA and RNA biomarkers. This capability already is contributing to our collaborations with Pharma companies seeking efficient, reliable tools for DNA and RNA analysis.

Leadership in Personalized Healthcare gained further momentum.

•
QIAGEN continues to roll out novel companion diagnostics to deliver personalized guidance on treatment options based on patients’ individual genomic information. Our Personalized Healthcare pipeline is gaining momentum through new collaborations with Pharma companies, as well as the licensing of novel biomarkers.

•	Among the 2014 product milestones in Personalized Healthcare:

•
European launch of the therascreen IDH1/2 RGQ Kit to diagnose and assess the prognoses of patients with gliomas, or tumors of the brain and spinal cord, based on proprietary biomarkers for IDH1 and IDH2 gene mutations.

•
U.S. launch of the therascreen KRAS RGQ PCR Kit to guide the treatment of metastatic colorectal cancer patients with Amgen’s Vectibix® (panitumumab), marking the third FDA approval of a companion diagnostic from QIAGEN.

•	Approval in China of QIAGEN’s therascreen EGFR test kit to guide treatment of patient with non-small cell lung cancer (NSCLC), the company’s first companion diagnostic in China.

•	FDA submission of a premarket approval (PMA) application for a proposed new companion diagnostic paired with a drug of an undisclosed partner.

•
QIAGEN is pioneering the development of “liquid biopsies” for companion diagnostics, which unlock valuable genomic insights from easily collected fluids such as blood rather than relying on tissue obtained from costly and risky surgical biopsies.

•
Our therascreen EGFR RGQ Plasma PCR kit received CE-IVD marking in Europe as the first-ever liquid biopsy-based companion diagnostic to gain regulatory clearance for use in lung cancer patients. Co-developed with AstraZeneca PLC, this kit analyzes a genomic mutation to guide treatment of non-small cell lung cancer with AstraZeneca's IRESSA in patients for whom tissue biopsies are not available.

•
The liquid biopsy initiative builds on our industry-leading technologies such as the QIAamp Circulating Nucleic Acid Kit for processing free-circulating DNA and RNA, our REPLI-g product line enabling analysis from single cells, and the new exoRNeasy kits to isolate exosomal RNA from serum/plasma samples.

Growing collaborations show QIAGEN’s stature as a preferred partner to Pharma.

•
As the world’s leading independent developer of molecular technologies, QIAGEN is positioned as the preferred partner for pharmaceutical and biotech companies to develop and commercialize companion diagnostics paired with targeted drugs.

•
In 2014 we signed six new collaborations with pharmaceutical and biotechnology companies to co-develop Personalized Healthcare products. These included three partnerships involving liquid biopsy approaches and one collaboration using a novel new multi-modal platform.

•	QIAGEN’s new 2014 collaborations include:

•
Astellas Pharma Inc., a framework agreement to develop companion diagnostics paired with Astellas drug candidates for cancer and other diseases, with initial focus on two oncology compounds in early clinical development.

•
AstraZeneca PLC, for a companion diagnostic to be paired with IRESSA, AstraZeneca’s targeted therapy for non-small cell lung cancer (NSCLC). The test uses liquid biopsy samples, rather than surgical collection of tissue.

•
Eli Lilly and Company, to co-develop universal and modular assay panels for simultaneous analysis of DNA and RNA biomarkers targeting multiple pathways in cancer. The agreement includes tests based on QIAGEN’s Modaplex analysis platform.

•
Exosome Diagnostics Inc., for first-in-class diagnostics based on analysis of exosomes to detect and monitor mutations of an undisclosed gene associated with NSCLC and other malignancies. Exosomes are tiny capsules that circulate in blood and other fluids to carry genetic instructions from cell to cell.

•
Novartis AG, a master collaboration enabling development of companion diagnostics paired with existing Novartis pharmaceutical products, as well as compounds in its drug development pipeline - our ninth framework agreement with a Pharma company for commercialization of companion diagnostics.

•	An agreement with an additional, undisclosed partner for a companion diagnostic to guide treatment of certain cancers based on liquid biopsies.
QuantiFERON-TB Gold grows briskly as world focuses on tuberculosis epidemic.

•
QIAGEN’s market-leading test for latent tuberculosis infection, QuantiFERON-TB Gold, continued to deliver strong growth in 2014, surpassing $100 million in sales. Our novel QuantiFERON-TB technology has become the latent TB test of choice and is displacing the century-old tuberculin skin test (TST) in screening for TB infection.

•
QuantiFERON-TB Gold was introduced in China in 2014. China has an estimated 1 million reported new cases of active TB each year. According to the latest estimates, latent TB affects 18.8% of China's population, or roughly 260 million people.

•	QuantiFERON-TB sales in the U.S. and Europe continue to build on conversion opportunities against the 120-year-old skin test for screening in at-risk populations.

•
The World Health Organization’s Post-2015 Global Tuberculosis Strategy, for the first time, calls on health authorities in over 100 low-incidence countries to screen the most at-risk populations for latent TB and provide preventive treatment. We are in a leading position to support this important initiative going forward.

•
QIAGEN has begun rolling out QuantiFERON-TB Gold Plus, delivering improved clinical performance with even higher sensitivity and accuracy of results through the incorporation of novel CD8+ technology. QuantiFERON-TB Gold Plus has already received CE-IVD marking in Europe.

Industry-leading bioinformatics turn raw genomic data into actionable insights.

•
QIAGEN’s Bioinformatics portfolio delivered strong double-digit growth in 2014, as we continued to integrate data analysis and interpretation solutions acquired in 2013 - enabling more powerful insights and efficient workflows. Our tools turn vast amounts of genomic data into actionable insights for customers, addressing a critical bottleneck in next-generation sequencing (NGS), especially for clinical research and diagnostics.

•	Building on our 2013 acquisitions of Ingenuity Systems and CLC bio, in 2014 we expanded and integrated the capabilities of our Ingenuity Variant Analysis and CLC Cancer Research Workbench solutions for analysis, interpretation and reporting of complex data generated on any NGS platform. Thousands of researchers have uploaded results from more than 300,000 samples using QIAGEN Bioinformatics solutions, further expanding our deep Ingenuity Knowledge Base, the leading resource available for genomic interpretation.

•
We also expanded GeneGlobe, our web-based solution that matches researchers’ needs with PCR and NGS assay and panels, to integrate interpretation using Ingenuity Target Explorer - accelerating experiment design, assay selection and data analysis.

•
In 2014 we acquired additional content including the BIOBASE Human Gene Mutation Database (HGMD), widely used in human genetics research, diagnostics and personal genomics to provide information on human inherited disease mutations. We have integrated HGMD with Ingenuity Variant Analysis.

•
CLC Cancer Research Workbench has been expanded to detect copy number variations (CNVs) and variants from RNA-seq data. QIAGEN also demonstrated the first “FastQ-to-insight solution,” a new plug-in for Ingenuity Variant Analysis allowing users to identify and interpret somatic cancer driver mutations.

•
QIAGEN solutions continue to draw attention, such as the selection of Ingenuity Variant Analysis by Genomics England, a U.K. collaboration to sequence 100,000 whole genomes and mine the information for insights into diseases and treatments.

Innovative solutions for next-generation sequencing expand QIAGEN’s presence.

•
QIAGEN took important steps in 2014 to advance our strategic initiative to create an industry-leading portfolio of sample and assay solutions to drive the growth of next-generation sequencing (NGS) in clinical research and diagnostics in the years ahead.

•
Our sample technologies are respected among NGS researchers as the industry’s leading products for sample extraction and purification, such as handling tumor samples and single-cell procedures. Reliable sample prep is essential to achieving high-quality results, and our “universal” products are designed to be compatible with any sequencer.

•
In 2014 we launched a portfolio of 14 GeneRead DNAseq V2 gene assay panels for use in cancer-related research, providing targeted enrichment of clinically relevant genomic targets - again, compatible with any NGS platform.

•
We acquired the enzyme solutions business of Enzymatics, a U.S. company whose products are used in an estimated 80% of all next-generation sequencing workflows. We also entered a strategic partnership with ArcherDX for technology and distribution rights for proprietary products to support the use of NGS in Personalized Healthcare for oncology patients.

•	Development of our Sample to Insight NGS workflow with the GeneReader benchtop NGS sequencer also is progressing, with launch expected in the second half of 2015.
Our Products
QIAGEN leverages our leadership in Sample to Insight molecular technologies across a wide range of applications and customer classes through more than 500 core consumable products (sample and assay “kits”), as well as instruments that automate the use of these products for sample preparation, analysis and interpretation. Our bioinformatics solutions connect laboratory workflows and process extensive amounts of genomic data, enabling scientists or clinicians to interpret results and decide on further action.
QIAGEN’s diverse revenue streams can be seen in two main categories: consumables and related revenue, and automation platforms and instruments.
Consumables and related revenues
Consumable products, accounting for approximately 79%-85% of our net sales, typically are sample technologies containing tools and ingredients to extract and purify molecules of interest from biological samples or assay technologies that make the information contained in these genomic molecules available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers and a manual of protocols and background information.
Reliability, standardization, ease of use and cost-effectiveness are key to the success of commercial products in molecular testing laboratories. QIAGEN sample technologies ensure that a biological sample is processed in a highly reproducible, standardized method with the highest level of quality to allow accurate analysis. Our assay technologies are tailor-made, with each kit including reagents to enable customers to target molecules of interest for detection on platforms such as polymerase chain reaction (PCR) or next-generation sequencing (NGS). Each kit is sufficient to support a number of applications, varying from kits containing a single application to kits containing more than 1,000 applications per kit.
Our sample technologies are used to isolate, purify and stabilize nucleic acids and proteins. Applications include plasmid DNA purification, RNA purification and stabilization, genomic and viral nucleic acid purification, DNA cleanup after PCR and sequencing, and library preparation for sequencing. Our assay technologies enable detection of specific or open molecular targets. Applications include open, general purpose PCR reagents or kits for the specific detection of viral or bacterial pathogens and parasites in humans and animals, pharmacogenomic testing and genotyping, as well as a growing portfolio of gene panels enabling next-generation sequencing to identify genetic mutations relevant to clinical or research targets in diseases such as cancer.
Related revenues, accounting for approximately 1%-8% of our net sales, include bioinformatics solutions, including the Ingenuity and CLC software portfolios acquired in 2013. QIAGEN Bioinformatics are sold as freestanding solutions and also, increasingly, integrated with QIAGEN consumables and instruments for seamless Sample to Insight workflows. Our Bioinformatics products include:
Ingenuity Variant Analysis provides researchers a powerful cloud-based platform to efficiently evaluate data generated by high-throughput NGS technologies. It quickly filters genetic variants from testing to identify those most likely to cause disease. Ingenuity solutions leverage the Ingenuity Knowledge Base, a deep repository of expertly curated biological interactions and functional annotations covering millions of relationships between proteins, genes, complexes, cells, tissues, drugs and diseases.
CLC Cancer Research Workbench, the first comprehensive, user-friendly and customizable cancer-focused informatics solution, provides scientists and clinicians tools to discover prognostic markers, identify subclonal somatic mutations, detect inherited traits, find biomarkers for drug response, and determine new oncogenes. All results can be filtered, visualized and compared with relevant databases.
GeneGlobe, our web-based portal that enables researchers to search and select from more than 31 million pre-designed and custom PCR assay kits and NGS assay panels, includes genome-wide solutions for 28 species with any gene or pathway of interest.
Related revenues also include royalties, milestone payments from co-development agreements with pharmaceutical companies, payments from technology licenses and patent sales, and custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.
Automation platforms and instruments
Our instrumentation systems, contributing approximately 12%-14% of net sales together with related services and contracts, automate the use of consumables into efficient workflows for a broad range of laboratory needs.
QIAGEN platforms are designed to carry our customers from Sample to Insight - handling and preparation of biological samples, analysis using sequencing technologies, all the way to interpretation that delivers valuable insights. These instruments enable laboratories to perform reliable and reproducible processes, including nucleic acid sample preparation, assay setup, target detection, and interpretation of genomic information.
Among the automation platforms that contribute to QIAGEN’s business:
QIAsymphony is an easy-to-use modular system that has launched a new era of integrated workflow consolidation and laboratory automation, making workflows more efficient and helping to disseminate standardized, clinically proven molecular diagnostics. Our fully integrated QIAsymphony RGQ, launched in 2010, includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and our real-time PCR platform Rotor-Gene Q. In 2014 our installed base increased to more than 1,250 QIAsymphony systems worldwide, nearly three times the number in place at the end of 2010. The platform offers many features to enhance workflows, such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing a wide range of regulator-approved assays to add value for customers around the world.
EZ1 Advanced XL performs automated nucleic acid purification for a wide range of sample types relevant for molecular diagnostics, human identity testing, forensics, biomedical research, and gene expression analysis.
QIAcube is an award-winning sample processing instrument that incorporates novel and proprietary technologies allowing users to fully automate the use of almost all QIAGEN technologies originally designed for manual processing of samples.
QIAcube HT enables automated mid- to high-throughput nucleic acid purification in 96-well format using silica membrane technology. Users can quickly and easily purify DNA, RNA, and miRNA from almost any type of sample — including cells, tissues, and food material, as well as from bacteria and viruses in animal samples.
Rotor-Gene Q, the world's first rotary real-time PCR cycler system, uses real-time PCR reactions to make sequences of DNA and RNA visible through amplification and quantifiable. It is an integral component of the QIAsymphony RGQ system.
PyroMark is a high-resolution detection platform with Pyrosequencing technology that enables real-time analysis and quantification of genetic mutations and DNA methylation patterns. This technology can be of great value, as it allows users to identify previously unknown mutations or variations, run multiplex analysis for genetic and pathogen detection, or conduct epigenetic research.
QIAgility is a compact benchtop instrument that enables rapid, high-precision PCR setup. The unmatched versatility of the QIAgility means that almost all tube and plate formats are supported, as well as Rotor-Discs for the Rotor-Gene Q.
QIAxcel replaces traditional slab-gel analysis, eliminating time-consuming nucleic acid separation methods in low- to high-throughput laboratories. QIAxcel offers unprecedented sensitivity and time-to-results for analysis of DNA fragments and RNA.
ESEQuant Tube Scanners enable Point of Need testing in healthcare and other applications. These portable, battery-operated optical measurement devices permit low-throughput molecular testing in physician practices, emergency rooms, remote areas, and other settings with limited or delayed access to laboratory infrastructure.
Customers
From the early days of the biotechnology revolution, QIAGEN believed that innovative technologies for the preparation of samples and the analysis of nucleic acids would play an increasingly important role in cutting-edge biology - and that information extracted from DNA and RNA would be increasingly valuable in research, industry and healthcare.
With a growing portfolio of innovative products for molecular testing, we have built deep customer relationships across the life science value chain. Discoveries often surface in universities and research institutes and are published, then find resources for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We sell to four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as disease mechanisms and pathways, in some cases translating findings into drug targets or other products
Molecular Diagnostics
The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, while creating a large and growing market for nucleic acid sample preparation, assay technologies and bioinformatics in clinical care. The dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in human healthcare around the world, and next-generation sequencing (NGS) is in the early days of further transforming healthcare.
Technologies for molecular diagnostics enable clinicians and labs to identify and profile microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences or to characterize newly discovered genomic sequences related to diseases. Commercial applications are multiplying as researchers identify new biological markers for disease and develop novel technologies to decipher these diagnostic clues.
The molecular diagnostics market, with total sales estimated by industry experts at $5-6 billion in 2014, is a fraction of the global in vitro diagnostics market but is expanding at a compound annual growth rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities.
QIAGEN’s growth among Molecular Diagnostics customers results from targeting four strategies for fighting disease:
Prevention - using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent TB infection to guard against active TB disease.
Profiling - testing symptomatic patients to profile the precise type of disease, for example screening to differentiate viral or bacterial infections involved in blood-borne diseases and healthcare-associated infections. Profiling tests are particularly useful in at-risk patient groups, such as organ transplant patients.
Personalized Healthcare - using molecular tests to guide the selection of therapies, including landmark QIAGEN companion diagnostics for testing the mutation status of genes such as KRAS, EGFR, BRAF and others that influence the effectiveness and safety profile of novel medicines for treatment of cancers and other diseases.
Point of Need - enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.
QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare. Success in Molecular Diagnostics depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool, on automated systems that can process these samples very reliably and efficiently, often handling hundreds of samples concurrently. Other key factors are the range of assays for various diseases and biomarkers, convenience and ease of laboratory workflow, and reliability and standardization of lab procedures.
In Prevention, our early-warning QuantiFERON®-TB Gold test is leading the industry in screening to support tuberculosis control. The world faces an epidemic of tuberculosis (TB) that sickens approximately 9 million people a year, causing 1.5 million deaths. The World Health Organization (WHO) estimates one-third of the global population is infected with tuberculosis but with no symptoms of active disease, a condition known as latent TB. About 5-10% of patients with latent TB are at risk of eventually developing active, contagious TB disease. QuantiFERON-TB Gold accurately detects latent TB as a strategy to enable treatment and to prevent active disease in vulnerable populations, such as immunocompromised persons. In 2014 the WHO post-2015 Global Tuberculosis Strategy recommended, for the first time, screening for latent TB infection and treating those who test positive in more than 100 low-incidence countries. The potential global market for latent TB detection is estimated at up to $1 billion.
QIAGEN also is the global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year worldwide. Our market-leading “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world are important Prevention tests. In the United States, digene HC2 leads the HPV test market amid vigorous competition that has caused prices to decline. In Europe and the rest of the world, the HPV market is growing based on clinical evidence and policy initiatives for fighting cervical cancer.
In Profiling, we offer an extensive range of kits for diagnosing infectious diseases, and are expanding this portfolio by seeking regulatory approvals of new tests in additional markets. In 2014 we achieved U.S. and European approvals for new kits in our artus® line of diagnostic assays for healthcare-associated infections such as Clostridium difficile, vancomycin-resistant bacteria and methicillin-resistant Staphylococcus aureus (MRSA). QIAGEN also introduced the artus® CMV RGQ MDx Kit following U.S. regulatory approval for quantifying viral loads of life-threatening cytomegalovirus (CMV) in organ transplant patients. A key element of our global content expansion is to offer these assay technologies on the QIAsymphony automation platform.
QIAGEN has contributed to fighting the current Ebola outbreak in West Africa with our diagnostic and research tools, providing industry-leading sample prep kits, partnering with research institutes and non-governmental organizations, and providing global distribution of an assay developed by our partner altona Diagnostics, the RealStar Ebolavirus RT-PCR Kit 1.0, which the FDA authorized for emergency use.
QIAGEN's test portfolio for personalized healthcare applications covers a broad range of technologies and biomarkers. The product offering includes regulatory approved companion diagnostics for oncogenes such as KRAS and EGFR, as well as comprehensive gene panels for research applications in next-generation sequencing. QIAGEN introduced several new companion diagnostics in 2014 to enable selection of patients for particular therapies based on their individual genomic information. Included were test kits in our therascreen® line for IDH1/2 gene mutations in brain cancer in Europe, KRAS mutations paired with an additional drug for colorectal cancer in the U.S., and EGFR mutations in non-small cell lung cancer in China. A key element of our global expansion in Personalized Healthcare is the ability of laboratories to efficiently use these assay technologies on our QIAsymphony platform.
QIAGEN has more than 20 Personalized Healthcare projects underway to co-develop and market companion diagnostics with leading pharmaceutical and biotechnology companies. We added six new collaborations in 2014, including Astellas Pharma, AstraZeneca, Eli Lilly, Exosome Diagnostics, Novartis and one other company, in addition to licensing novel biomarkers for our development pipeline.
We market a range of automation systems for low-, medium-, and high-throughput nucleic acid sample processing, assay setup and analysis in laboratories performing molecular diagnostics. The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We market assays directly to end customers via QIAGEN's sales channels, and selected assays through major diagnostic partners with complementary customer groups or other agreements with companies to broaden the distribution of our products.
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
Pharma
QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN's bioinformatics solutions, including the GeneGlobe portal, Ingenuity Variant Analysis and CLC Cancer Research Workbench informatics products, also are widely used by scientists to guide their pharmaceutical research.
As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the healthcare market as companion diagnostics, which QIAGEN markets in our Molecular Diagnostics customer class. Healthcare professionals use companion diagnostics to test for specific genetic biomarkers that help determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. A wave of newly discovered biomarkers and companion diagnostics has begun to transform the treatment of an increasing number of diseases.
In addition to the broad portfolio of molecular technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies.
Academia
QIAGEN provides Sample to Insight technologies to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods for nucleic acid separation and purification, QIAGEN has focused on enabling labs to replace time-consuming traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies. QIAGEN often partners with leading institutions in research projects.
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
Global Presence by Geographic Market
QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2014	2013	2012
Net Sales
Americas:
United States	$543,877	$545,600	$538,720
Other Americas	75,974	80,299	57,200
Total Americas	619,851	625,899	595,920
Europe, Middle East and Africa	451,092	416,334	399,082
Asia Pacific and Rest of World	273,834	259,751	259,454
Total	$1,344,777	$1,301,984	$1,254,456
QIAGEN has built an increasing presence in key emerging markets as a growth strategy. The top seven emerging markets contributed approximately 14% net sales in each of 2014 and 2013. Weaker economic growth in 2014 slowed our emerging-market results, as sales showed gains in China, South Korea and Turkey, which more than offset lower sales in Russia, as well as lower sales in Mexico due to timing of national tenders. China is our third-largest geographic market by sales.
Growth Drivers
We believe the combined global market for molecular diagnostics and molecular life science research products totals approximately $15 billion. Driving long-term growth in this industry are ongoing breakthroughs and insights into molecular biology, the emergence of next-generation sequencing (NGS), new bioinformatics to analyze and interpret molecular information, use of diagnostics to improve the quality of healthcare and reduce costs, and revenue streams made possible through consumable products.
We have grown substantially with a flexible strategy to accelerate innovation and growth by developing innovative new products, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio.
We are building momentum by continuing to focus on five growth drivers, as we did in 2014:

1.
QIAsymphony: We are driving global adoption of the QIAsymphony automation platform, with a target of 1,500 cumulative placements by year-end 2015, and expanding the content menu of test kits for the platform. Growing QIAsymphony placements and offering a broad menu of innovative consumables together drive sales growth.

2.
Personalized Healthcare: We continue to develop and introduce companion diagnostics to guide the treatment of cancer and other diseases, as well as innovative sample technologies to support the care of patients. We also are a leading partner for pharmaceutical companies in co-developing products for personalized medicine.

3.
QuantiFERON-TB: The modern standard for detecting latent tuberculosis infection, our QuantiFERON-TB Gold is growing through a strategy of targeting subpopulations of at-risk patients in the United States, Europe and China (where the test launched in 2014). We have begun introducing QuantiFERON-TB Gold Plus, the latest evolution, which adds new technology to deliver even higher sensitivity and specificity in patients at greatest risk for TB infection, such as HIV-infected and other immunocompromised individuals.

4.
Bioinformatics: Our industry-leading bioinformatics portfolio is growing rapidly as users of next-generation sequencing seek solutions to a bottleneck - handling huge amounts of genomic data. Following the acquisitions of Ingenuity and CLC bio in 2013 and BIOBASE in 2014, we are expanding the capabilities of their software solutions, adding new applications and content for knowledge bases, and integrating them with other QIAGEN products to create Sample to Insight workflows.

5.
NGS workflows: QIAGEN is expanding our presence in next-generation sequencing, advancing a strategic initiative to drive NGS adoption in clinical research and diagnostics. We offer a portfolio of “universal” sample and assay solutions, compatible with any sequencing platform, including sample extraction and purification technologies, as well as 14 GeneRead DNAseq V2 gene panels for targeted enrichment of genomic targets. Development of a full Sample to Insight NGS workflow incorporating the GeneReaderTM benchtop NGS sequencer is progressing, with launch expected in 2015.

Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions for molecular testing in healthcare and the life sciences. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop the most promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of clinicians and scientists in key geographic markets.
Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of these novel molecular technologies.

•	Expanding our broad portfolio of novel “content” - including assays to detect and measure biomarkers for disease or genetic identification.

•	Integrating bioinformatics with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.
Our research and development investments are among the highest in our industry. More than 950 employees in research and development work in nine QIAGEN centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 1,400 granted patents and more than 900 pending applications.
Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular testing in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. In 2014 the full QIAsymphony RGQ MDx platform gained regulatory approval in the United States. We plan to integrate additional modules for needs such as next-generation sequencing. Our initiative to create innovative products to drive adoption of next-generation sequencing in clinical research and diagnostics includes the GeneReaderTM benchtop NGS sequencer, designed to bring the benefits of NGS to the clinic. This launch is planned for the second half of 2015.

We are commercializing a deep pipeline of molecular assays for preventive screening and diagnostic profiling of diseases, assays for biomarkers to guide personalized medicine in cancer and other diseases, and tests for a broad range of other targets. An extensive development program has begun generating commercial launches of assays that add value to our QIAsymphony RGQ platform for Molecular Diagnostics and other uses. In addition, we are investing in co-development of companion diagnostics for Personalized Healthcare through more than 20 projects with pharmaceutical and biotech companies. In next-generation sequencing, we launched 14 new GeneReadTM DNAseq V2 gene panels in 2014, compatible with any NGS sequencer, as assays for an extensive range of cancer-related genes or gene regions. In Applied Testing, we continue to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan.
Our bioinformatics teams are developing new software solutions and adding proprietary cloud-based resources to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of data from next-generation sequencing. In addition, we are integrating these digital technologies with instruments and molecular content to provide our customers seamless Sample to Insight workflows.
Sales and Marketing
We market our products in more than 100 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced personnel who sell our products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. In addition, business managers oversee key accounts to ensure that we serve customers’ needs on the commercial side, such as procurement processes, financing arrangements, data on costs and value of our systems, and collaborative relationships. In many markets we have specialized independent distributors and importers.
Our marketing strategy focuses on providing high-quality products that offer customers unique value, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products and commitment to service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of questions about our products and related molecular biology procedures, via phone or email, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn about new developments and business opportunities, and respond with new products.
Our GeneGlobe Genes & Pathways web portal (www.geneglobe.com) has become a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and select from more than 31 million PCR assay kits and NGS assay panels. The portal provides links to order relevant products. In 2014, we integrated our Ingenuity Target Explorer bioinformatics solution with GeneGlobe, linking biological interpretation and extensive references with the relevant laboratory assays to accelerate life science research.
We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. We have full Japanese and Chinese language versions of our website, and some information is available on our site in French, German and Korean to support these markets. Information contained on our website, or accessed through it, is not part of this Annual Report. In addition, we hold numerous scientific seminars to present technical information at clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters with useful information for molecular biology applications.
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
Seasonality
Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2014, our purchases of intangible assets totaled $10.4 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2014, we owned 273 issued patents in the United States, 175 issued patents in Germany and 1,037 issued patents in other major industrialized countries. We had 935 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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

We do not believe our competitors typically have the same comprehensive approach to sample to insight solutions as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.
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
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) are regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.
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
In Vitro Diagnostics

The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.
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
Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial.
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
Regulation of Companion Diagnostic Devices
Diagnostic tests may be used in the determination of whether a drug should be prescribed for a patient, and are often referred to as in vitro companion diagnostic devices. On August 6, 2014, the FDA issued Guidance for Industry and Food and Drug Administrative Staff on In Vitro Companion Diagnostic Devices. The Guidance applies to in vitro diagnostic companion diagnostic devices that provide information that is essential for the safe and effective use of a corresponding therapeutic drug. However, a novel in vitro diagnostic test that provides information that is useful in, but not a determining factor for the safe and effective use of a therapeutic product, would not be considered an IVD companion diagnostic. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD Companion Diagnostic Device in its therapeutic product development plan. The sponsor of the therapeutic product can decide to develop its own IVD Companion Diagnostic Device, partner with a diagnostic device sponsor to develop the appropriate IVD Companion Diagnostic Device, or explore modification of an existing IVD diagnostic device (its own or another sponsor’s) to accommodate the appropriate intended use. The FDA has approved a number of drug/diagnostic device companions in accordance with the Guidance.
In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the hc2, QuantiFERON, and therascreen products. We established a task force to ensure that the deadline was met but this will place additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products are required to have this same labeling by September 24, 2016 and 2018, respectively. We are currently working to ensure that we will be able to meet this requirement. The new rule will also require additional compliance oversight once implemented.
Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, we believe that some of our RUOs may be used by some customers in their laboratory-developed tests (LDTs), which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDT tests for clinical diagnostic use.
On October 3, 2014, the FDA published notices in the Federal Register formally announcing their release and the beginning of a 120-day public comment period, which ended on February 2, 2015, for the Draft Guidance for Industry, Food and Drug Administration Staff, and Clinical Laboratories: Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs), and Docket No. FDA-2011-D-0357 for Draft Guidance for Industry, Food and Drug Administration Staff, and Clinical Laboratories: FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs). In essence, the FDA is proposing to regulate Clinical Laboratory Improvement Act (CLIA) laboratories that provide LDT’s that meet the definition of a Medical Device as stated in the Food, Drug, and Cosmetic Act. While the guidance is directed at CLIA laboratories it also has the potential to change the relationship between laboratories and manufacturers. It also proposes to impose quality systems controls and mechanisms, including submissions, on the laboratories. These are the identical requirements that are currently imposed on manufacturers as described in the prior paragraphs of this section. As stated there is an extended draft period so it will not be possible to precisely assess potential impact until the guidance is finalized. QIAGEN has an executive task force that is monitoring and participating in the draft process to insure the earliest possible awareness of developments related to the Draft Guidance.
HIPAA and Other Privacy and Security Laws
Numerous privacy and data security laws apply to personal information, including health information. These laws vary in their application. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (HIPAA), regulate the uses, disclosures and security of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the implementation of administrative, physical and technical safeguards to keep PHI secure. HIPAA also applies to organizations that create, receive, maintain or transmit PHI to provide services to or for or on behalf of covered entities (business associates). Business associates and certain of their subcontractors are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established by HIPAA. The HIPAA breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications. If we were to act as a HIPAA covered entity or business associate, we would be subject to these obligations.
Almost all states have adopted data breach notification laws relating to the “personal information” of its residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. There is significant variability under these laws, but most require notification to affected individuals (and some require notification to the government) in the event of breach. Other laws of some states require that that we comply with data security obligations. These laws may apply to us when we receive or maintain personal information regarding individuals, including our employees.

Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results.  A few states have adopted laws that give their residents property rights in their genetic information. We require the disclosure of whole genome sequences in order to analyze and interpret genomic data for research use by our customers.  Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization or de-identify information so that we may provide services. When PHI is de-identified in accordance with HIPAA or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient, but our use and disclosure of the information may be limited by contract or the terms of the authorization.
We are subject to enforcement by state attorneys general who have authority to enforce state data privacy or security laws. Accordingly, we maintain an active privacy and data security program designed to address applicable regulatory compliance requirements.
Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving.  As our activities evolve and expand, additional laws may be implicated, for example, there are non-U.S. privacy laws that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.
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
There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, now requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.
Environment, Health and Safety
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
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and, in certain circumstances, hospitals, referring laboratories or the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010 the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration”. Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.
Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.

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
In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. The new CPT codes were issued final national reimbursement prices by CMS in November of 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. The lower reimbursement amounts experienced in the field of molecular pathology testing may soon be extending to other codes on the Clinical Laboratory Fee Schedule as CMS begins to base CPT laboratory code payment on third party payer rates in 2017, per the Protecting Access to Medicare Act (PAMA) passed in April 2014.
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
Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in outpatient circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.
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
Conflict Minerals
Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers do contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2013 on Form SD on June 2, 2014 and will provide updated disclosure to the Securities Exchange Commission annually.
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

Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. Our facilities for software development are located in the United States, Denmark and India. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $86.6 million, $84.5 million and $102.0 million for 2014, 2013 and 2012, respectively.
We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown, Maryland. These facilities operate in accordance with cGMP requirements.
The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2013, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.
Our facilities in Hilden, Germany, currently occupy a total of approximately 752,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease a facility in Frederick, Maryland, comprising a total of 40,000 square feet for manufacturing, warehousing, distribution and research operations.
We lease smaller facilities in Shenzhen, China and Manchester, United Kingdom for manufacturing, warehousing, distribution and research operations. In 2014, we started expansion work in Manchester to add additional research and development space. The project is expected to be completed in July 2015.
In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. We also expanded our research, production and administrative space in Germantown, Maryland. Both projects were completed in 2013 at a total cost of $97.2 million. Two smaller expansion projects in Maryland were started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.
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
Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
We market products in more than 100 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers.
As of December 31, 2014, we employed approximately 4,300 people in more than 35 locations worldwide.
In 2014, operating income on a consolidated basis was $160.8 million, an increase from $63.3 million in 2013, which in turn was a decline from $169.8 million in 2012. The comparisons reflect the impact of substantial restructuring-related charges during 2013.
We have delivered five-year compound annual growth rates of approximately 6% in net sales and -3% in net income through 2014, as reported under U.S. GAAP. The decline in net income primarily reflects the impacts of increased expense levels for research and development and sales and marketing. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.
Recent Acquisitions
We have made a number of strategic acquisitions since 2012, targeting innovative technologies to achieve market leading positions in high-growth areas of molecular diagnostics and research. These transactions have expanded our product offerings and technology platforms, as well as our geographic presence. They include:

•
In December 2014, we acquired the enzyme solutions business of Enzymatics, a U.S. company whose products are used in an estimated 80% of all next-generation sequencing workflows. The comprehensive Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare.

•
In April 2014, we acquired BIOBASE, a provider of expertly curated biological databases, software and services based in Wolfenbüttel, Germany, further expanding our industry-leading bioinformatics solutions. These integrated solutions provide a complete workflow for handling genomic data from biological sample to valuable molecular insights. The content from BIOBASE includes gold-standard data in the fields of inherited diseases and pharmacogenomics. In July, QIAGEN and BGI Tech Solutions Co. announced a distribution and service relationship for the BIOBASE Human Gene Mutation Database (HGMD) in China, Taiwan, Hong Kong and Macao. QIAGEN also has integrated the BIOBASE content into the Ingenuity Knowledge Base, adding value for customers in interpreting genomic data from next-generation sequencing (NGS).

•
In August 2013, we acquired CLC bio, a global leader in bioinformatics software with a focus on next-generation sequencing. CLC bio, a privately-held company based in Aarhus, Denmark, has created the leading commercial data analysis solutions and workbenches for NGS. CLC bio’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; CLC Cancer Research Workbench, focusing on genomic analysis for oncology; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis.

•
In April 2013, we acquired Ingenuity Systems, Inc., the leading provider of software solutions that efficiently and accurately analyze, interpret and report the biological meaning of genomic data. Ingenuity, a privately-held U.S. company based in California's Silicon Valley, created a market leading, expertly curated knowledge system of biomedical information and analysis solutions for the exploration, interpretation and analysis of complex biological systems. New technologies such as next-generation sequencing (NGS) are now generating more data in a single year than was created in all prior history, making the analysis and interpretation of this extensive and very complex biological data a critical success factor.

•
In June 2012, we unveiled an initiative to enter targeted areas of the NGS market, including our acquisition during 2012 of Intelligent Bio-Systems, Inc., which added important expertise, intellectual property rights and innovative technologies in this rapidly growing area. Our NGS initiative aims to expand the use of next-generation sequencing from the current focus on life science research into routine use in translational research and clinical diagnostics.

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
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Considering the acquisitions made during 2014, we determined that we still operate as one business segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2014, Compared to 2013
Net Sales
In 2014, net sales increased 3% to $1.34 billion compared to $1.30 billion in 2013, driven by consumables and related revenues (+3%, 87% of sales) and instruments (+6%, 13% of sales) as well as ongoing business expansion in all customer classes. About one percentage point of growth came from acquisitions to create industry leadership in bioinformatics with Ingenuity, CLC bio and BIOBASE, and two percentage points from the rest of the business. Currency movements had an adverse impact of one percentage point.
The Europe / Middle East / Africa region (+8% / 34% of sales) had solid growth in Germany, France, United Kingdom and Turkey while also benefiting from ongoing expansion in the Nordic region. The Americas (-1% / 46% of sales) reflected the anticipated decline in U.S. HPV product sales. The Asia-Pacific / Japan region (+5% / 19% of sales) advanced on high-single-digit growth in China along with gains in Japan and South Korea. Sales in the top seven emerging markets (+2% / 14% of sales) showed gains in China, South Korea and Turkey, which more than offset sharply lower sales in Russia, as well as lower sales in Mexico due to the timing of national tenders.
Molecular Diagnostics, which represents approximately 50% of net sales, expanded by 3% in 2014 advanced on the ongoing solid expansion of QIAGEN’s growth drivers, helping to deliver 15% growth in 2014 from the diagnostics portfolio other than U.S. HPV tests and overcoming the full-year decline in U.S. HPV sales (-40%, 6% of total sales). Instrument sales grew at a double-digit pace, supported by ongoing strong placements of the QIAsymphony system. Full-year double-digit sales gains were also delivered by the QuantiFERON-TB test, the Personalized Healthcare portfolio (including higher pharma co-development project revenues compared to 2013) and Profiling consumables.
Applied Testing, which represents approximately 8% of net sales, achieved 8% growth in 2014 compared to 2013, delivered a strong performance in the fourth quarter of 2014, leading to a double-digit sales increase for the full year in instruments and a solid single-digit rise in consumables sales on the back of growth in Human ID / forensics and veterinary applications, as well as the addition of the bioinformatics portfolio.

Pharma, which represents approximately 19% of net sales, rose 4% in 2014 compared to 2013, saw improving demand in the Americas during 2014, with single-digit increases both in instrument sales and in contributions from consumables and bioinformatics.
Academia, which represents approximately 22% of net sales, increased a modest 1% in 2014, delivered growth for the full year despite challenging funding conditions in the U.S. and other key markets, aided by a return to growth in instrument sales during the fourth quarter as well as higher contributions from consumables sales. QIAGEN continues to expect funding levels to improve in 2015 compared to 2014, but to remain below levels seen in earlier years.
Gross Profit
Gross profit was $864.9 million, or 64% of net sales, in 2014, up from $815.5 million, or 63% of net sales, in 2013. Consumable products (including sample and assay kits as well as bioinformatics solutions) have a higher gross margin than our instruments and service arrangements. Fluctuations in the sales levels of these products and services will have an impact on the gross margin between periods. Gross profit in 2014 and 2013, was impacted by charges of $26.4 million and $40.6 million, respectively, recorded in cost of sales in connection with internal restructuring efforts as well as those related to acquisitions. In 2014, these charges included $24.2 million in impairments and $2.2 million in contract termination costs. In 2013, these charges included $25.2 million in impairments, $6.5 million for contract termination costs, $5.1 million for the write-off of inventory, and $3.5 million for personnel costs.
Cost of sales includes amortization expense related to developed technology and patent and license rights acquired in a business combination. The amortization expense on acquisition-related intangibles within cost of sales increased slightly to $81.7 million in 2014 from $77.9 million in 2013. Acquisition-related intangible amortization would increase in the future should we make further acquisitions.
Research and Development
Research and development expenses increased by 12% to $163.6 million (12% of net sales) in 2014, compared to $146.1 million (11% of net sales) in 2013. Research and development expenses were minimally affected by currency exchange impacts in 2014. The increase in research and development expenses in 2014 primarily reflects our acquisitions of Ingenuity, CLC Bio and BIOBASE; regulatory activity in support of new products; and initiatives in markets such as bioinformatics and next-generation sequencing. Business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased 1% to $376.9 million (28% of net sales) in 2014 from $371.5 million (29% of net sales) in 2013. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, medical device excise tax and other promotional expenses. The increase in sales and marketing expenses primarily reflects the acquisitions in 2014. The increase was partially offset by $5.1 million of favorable currency exchange impact in 2014. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
General and Administrative, Restructuring, Integration and Other
General and administrative, business integration, restructuring and related costs decreased by 36% to $126.6 million (9% of net sales) in 2014 from $199.1 million (15% of net sales) in 2013. The comparison was affected by $78.1 million in restructuring costs in 2013 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with acquisitions, partially offset by operational efficiencies. This includes fixed and intangible asset impairment charges of $11.8 million primarily due to the discontinuation of development programs. The restructuring costs in 2013 primarily related to a project we began in late 2011 to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs were favorably impacted by $1.3 million in currency impacts in 2014, compared to the same period of 2013. During 2014, we incurred acquisition transaction costs of approximately $2.0 million, primarily in connection with the acquisition of Enzymatics and BIOBASE. During 2013, we incurred acquisition transaction costs of approximately $2.0 million, primarily in connection with the acquisitions of Ingenuity and CLC bio. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2015. Over time, we believe the integration and restructuring activities will reduce expenses as we improve efficiency in operations.
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
During 2014, amortization expense on acquisition-related intangibles within operating expense increased to $37.1 million, compared to $35.5 million in 2013. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.
Other Income (Expense)
Other expense was $42.3 million in 2014, compared to $26.0 million in 2013. Total other expense, net is primarily the result of interest expense and losses on foreign currency transactions partially offset by interest income and gains on foreign currency transactions. Additionally, for the year ended December 31, 2014, we recorded an impairment of $4.8 million to a cost method investment in other expense, net. Also, included in other expense, net is a $4.6 million loss recognized on the redemption of the $300 million loan payable to and subscription right with Euro Finance as discussed more fully in Note 15, "Lines of Credit and Debt."
For the year ended December 31, 2014, interest income increased to $4.0 million from $2.3 million in 2013. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
Interest expense increased to $39.3 million in 2014, compared to $30.9 million in 2013. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. Interest expense increased primarily as a result of the issuance of the Cash Convertible Notes in March 2014, partially offset by the repayment of the $300.0 million 2006 Notes during March 2014 as discussed in Note 15.
For the year ended December 31, 2014, foreign currency gains of $1.9 million were realized compared to a gain of $5.6 million in 2013.
Provision for Income Taxes
In 2014 and 2013, our effective tax rates were 1% and (85)%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our negative rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions. Income tax expense increased in 2014 compared to 2013, mainly reflecting improved operating results.
Year Ended December 31, 2013, Compared to 2012
Net Sales
In 2013, net sales increased 4% to $1.30 billion compared to $1.25 billion in 2012, driven by growth in all regions and led by Molecular Diagnostics (+7%) and Applied Testing (+6%) customer classes. Higher sales of consumables and other revenues (+5%) more than offset lower instrument sales (-4%). Total net sales growth was split about evenly between the existing product portfolio and the acquisitions of Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and AmniSure International LLC (acquired May 3, 2012). Currency movements had little impact on total reported sales growth.
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

Molecular Diagnostics, which represents approximately 50% of net sales, benefited in 2013 from important growth drivers, as high-single-digit gains in consumables more than offset lower instrument sales. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) grew more than 25% and represented approximately 6% of total net sales. Global results for HPV testing products (-4%, 16% of net sales) were mixed, as sales in the U.S. declined approximately 14% and in line with our expectations, while sales in the rest of the world advanced at a double-digit rate. In Profiling, the growing installed base of QIAsymphony platforms led to double-digit growth in consumables. Personalized Healthcare sales of companion diagnostic assays were higher despite challenging developments in the U.S. reimbursement landscape. We also entered into several new co-development projects during 2013, but revenues were significantly lower compared to 2012, due mainly to the timing of milestones. In Point of Need, the AmniSure portfolio maintained a double-digit growth pace.
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

General and Administrative, Restructuring, Integration and Other
General and administrative, business integration, restructuring and related costs increased by 31% to $199.1 million (15% of net sales) in 2013 from $152.1 million (12% of net sales) in 2012. The net increase includes $78.1 million in restructuring costs in 2013 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our acquisitions, partially offset by operational efficiencies. This includes fixed and intangible asset impairment charges of $11.8 million primarily due to the discontinuation of development programs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs increased by $2.5 million due to currency impact in 2013, compared to the same period of 2012. During 2013, we incurred acquisition transaction costs of approximately $2.0 million, primarily in connection with the acquisitions of Ingenuity and CLC bio.
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
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss) gain on foreign currency transactions in 2014, 2013 and 2012 was $1.9 million, $5.6 million, and $(7.2) million, respectively, and is included in other income (expense), net.
Derivatives and Hedging. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency and interest rate exposures. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
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
Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge interest rate exposures. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2014 and 2013, we had cash and cash equivalents of $392.7 million and $330.3 million, respectively. We also had short-term investments of $184.0 million at December 31, 2014. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2014, cash and cash equivalents had increased by $62.4 million from December 31, 2013, primarily as a result of cash provided by operating activities of $288.0 million and financing activities of $192.8 million partially offset by cash used in investing activities of $407.6 million. As of December 31, 2014 and 2013, we had working capital of $717.1 million and $583.9 million, respectively.
Operating Activities. For the years ended December 31, 2014 and 2013, we generated net cash from operating activities of $288.0 million and $259.0 million, respectively. While net income was $117.2 million in 2014 non-cash components in income included $200.8 million of depreciation and amortization and $34.3 million of noncash charges, primarily impairments due to the restructuring activities discussed in Note 6. Operating cash flows include a net decrease in working capital of $71.6 million, primarily due to increased inventories and payments made in connection with restructuring activities. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $407.6 million of cash was used in investing activities during 2014, compared to $251.7 million during 2013. Investing activities during 2014 consisted principally of $420.2 million for purchases of short-term investments, partially offset by $275.8 million from the sale of short-term investments, $86.6 million in cash paid for purchases of property and equipment, primarily for our ongoing construction projects in the U.S., as well as $10.4 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $160.4 million was used primarily in the acquisition of Enzymatics as discussed in Note 5. As of December 31, 2014, we also had made investments of $9.4 million in privately held companies.
In recent years we have expanded our Hilden, Germany, and Germantown, Maryland, USA facilities. There are two new smaller scale expansion projects in Maryland that started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $88.4 million based on the achievement of certain revenue and operating results milestones as follows: $24.9 million in 2015, $25.7 million in 2016, $15.5 million in 2017, and $22.3 million payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $88.4 million total contingent obligation, approximately $17.5 million is accrued as of December 31, 2014.
Financing Activities. Financing activities provided $192.8 million in cash for the year ended December 31, 2014 compared to $68.8 million used in 2013. The net proceeds from the issuance of the Cash Convertible Notes and the Warrants, net of the cost of the purchased Call Options, were substantially used to fund the redemption of the 2006 Notes and related subscription right as discussed in Note 15 "Lines of Credit and Debt." Additionally, cash used during 2014 included $126.9 million for the purchase of treasury shares which was partially offset by $12.1 million for the issuance of common shares in connection with our stock plan.
In December 2014 we amended and extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2019 of which no amounts were utilized at December 31, 2014. The facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €36.6 million with no expiration date, none of which were utilized as of December 31, 2014. We also have capital lease obligations, including interest, in the aggregate amount of $6.0 million, and carry $1.2 billion of long-term debt, of which $131.1 million is current as of December 31, 2014.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and the 2021 Notes, collectively as the “Cash Convertible Notes.” The aggregate net proceeds of the Cash Convertible Notes was $680.7 million at December 31, 2014, after payment of the net cost of the Call Spread Overlay described in Note 15, "Lines of Credit and Debt" and transaction costs. Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we repaid $14.5 million of the debt to QIAGEN Finance. At December 31, 2014, $130.5 million is included in short-term debt for the amount of the notes payable to QIAGEN Finance. The $130.5 million note payable has an effective rate of 1.8% and a maturity date of February 2024 but is due on demand in connection with conversions. QIAGEN N.V. has guaranteed the 2004 Notes and has agreements with QIAGEN Finance to issue shares to the note holders in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In March 2014, we redeemed the $300 million note and subscription right with QIAGEN Euro Finance for $372.5 million. In January 2015, we successfully tendered for all outstanding 2004 Notes at an initial price of 180.12% of the notional amount outstanding. The tender price is subject to adjustment based on the price of our common shares from the initial settlement date until March 31, 2015. The notes have been canceled.
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
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs).We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.
In 2013, we announced a second share buyback program, to purchase up to another $100 million of our Common Shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares for a total aggregate cost of $100.4 million (including performance fees).
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs). Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance as discussed in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2014, 2013 and 2012.
Contractual Obligations
As of December 31, 2014, our future contractual cash obligations, including interest, are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2015	2016	2017	2018	2019	Thereafter
Long-term debt	$1,305,650	$148,403	$17,290	$17,297	$17,303	$524,374	$580,983
Capital lease obligations	6,024	1,552	1,584	1,366	1,522	—	—
Operating leases	61,002	17,437	12,515	9,873	7,027	5,331	8,819
Purchase obligations	114,170	71,569	17,785	9,222	8,174	7,420	—
License and royalty payments	10,554	1,783	1,787	1,737	1,600	1,531	2,116
Total contractual cash obligations	$1,497,400	$240,744	$50,961	$39,495	$35,626	$538,656	$591,918

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $88.4 million based on the achievement of certain revenue and operating results milestones as follows: $24.9 million in 2015, $25.7 million in 2016, $15.5 million in 2017, and $22.3 million, payable in any 12-month period from December 31, 2014 until 2029 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2014, we have accrued $17.5 million.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $17.1 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Revenue Recognition.  We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. While the majority of our sales agreements contain standard terms and conditions, we do enter into agreements that contain multiple elements or non-standard terms and conditions. Sometimes interpretation of the sales agreement or contract for multiple-element arrangements is complex in determining whether there is more than one unit of accounting and if so, how and when revenue should be recognized for each element is subject to certain estimates or assumptions. We record revenue as the separate elements are delivered to the customer if the delivered item has value on a stand-alone basis and delivery or performance of the undelivered item is probable and substantially in our control. Revenue is allocated according to the relative selling price method. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Share-Based Compensation.  Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award. For details on the assumptions and methodologies used in determining the fair value of stock options, refer to Note 20 of the Notes to Consolidated Financial Statements.
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
Investments.  We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these nonmarketable equity investments in biotech companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.
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
In the fourth quarter of 2014, we performed our annual impairment assessment of goodwill (using data as of October 1, 2014). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2014 or through December 31, 2014.
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

Our Supervisory Directors and Managing Directors for the year ended December 31, 2014 and their ages as of January 31, 2015, are as follows:
Managing Directors:

Name	Age	Position
Peer M. Schatz	49	Managing Director, Chief Executive Officer
Roland Sackers	46	Managing Director, Chief Financial Officer
Supervisory Directors:

Name	Age	Position
Dr. Werner Brandt	61	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Stéphane Bancel	42	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Metin Colpan	60	Supervisory Director and Chairman of the Science and Technology Committee
Prof. Dr. Manfred Karobath	74	Vice-Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee and Member of the Science and Technology Committee
Prof. Dr. Elaine Mardis	52	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	57	Supervisory Director and Chairman of the Audit Committee
Elizabeth E. Tallett	65	Supervisory Director, Member of the Audit Committee and Compensation Committee
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors
Peer M. Schatz, 49, joined QIAGEN in 1993, when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. He is a former member of the Supervisory Board of Evotec AG and a former member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields. He is also chairman of the board of directors of QIAGEN Marseille S.A., a majority-owned subsidiary of QIAGEN that was acquired in 2011.
Roland Sackers, 46, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned a degree as Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany, after studying business administration. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as a member of the board of directors and head of the audit committee of QIAGEN Marseille S.A., a majority-owned subsidiary of QIAGEN that was acquired in 2011.
Supervisory Directors
Stéphane Bancel, 42, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is President and Founding Chief Executive Officer of Moderna Therapeutics, Inc., a start-up biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Werner Brandt, 61, joined the Company’s Supervisory Board in 2007 and is Chairman of the Supervisory Board. He is also Chairman of the Selection and Appointment Committee, and he served from 2007 to 2014 as Chairman of the Audit Committee. Dr. Brandt was a member of the Executive Board and the Chief Financial Officer of SAP SE from 2001 until his retirement from SAP in 2014. For some years from 2010 onwards he also held the position of Labor Relations Director. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently Chairman of the Supervisory Board of ProSiebenSat.1 Media AG, a member of the Supervisory Board of Deutsche Lufthansa AG, a member of the Supervisory Board of RWE AG and a member of the Supervisory Board of OSRAM Licht AG (where he is Chairman of the Audit Committee).
Dr. Metin Colpan, 60, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany, and EM Brake Systems AG, Schloss-Holte. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.
Professor Dr. Manfred Karobath, 74, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. He has served as a member of our Science and Technology Committee since 2014. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.
Professor Dr. Elaine Mardis, 52, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Since 2014 she has served on the Scientific Advisory Board of Ingenuity Systems, Inc. Dr. Mardis holds over two decades experience in DNA preparation and sequencing-based research. She is the Robert E. and Louise F. Dunn Distinguished Professor of Medicine at George Washington University and also serves as Co-Director of its Genome Institute where she has worked since 1993. Prof. Dr. Mardis serves on several study sections of the U.S. National Institutes of Health, is an editorial board member of Molecular Cancer Research, Annals of Oncology, and Disease Models and Mechanisms and acts as a reviewer for Nature and The New England Journal of Medicine. Prof. Dr. Mardis also serves on the scientific advisory boards of QIAGEN Silicon Valley (formerly Ingenuity) and Regeneron Genomics Center. Between 2008 and 2009 she served on the board of directors of Applied Biosytems, Inc. Prof. Dr. Mardis is also Professor in the Department of Genetics, with an adjunct appointment in the Department of Molecular Microbiology at Washington University. Prior to joining the Washington University faculty, she was a senior research scientist at Bio-Rad Laboratories in Hercules, California. Prof. Dr. Mardis received her Bachelor of Science in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989 from the University of Oklahoma.
Lawrence A. Rosen, 57, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen is a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL. Holding this position since 2009, Mr. Rosen is in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst

AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor in Business Administration from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 65, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett will continue to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), WellPoint, Inc. and Meredith Corp. She is a former director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc., Coventry Health Care, Inc. and IntegraMed America, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.
Prof. James E. Bradner, M.D., 42, has been selected as a member of the Supervisory Board as of January 2015, and will be proposed for election at the Company's Annual General Meeting in June 2015. Dr. Bradner is Associate Director of the Center for the Science of Therapeutics (CSofT) at the Broad Institute where he has worked since 2004, as well as an attending physician in the Department of Hematology-Oncology at the Dana-Farber Cancer Institute. Among other roles, he also serves as an Associate Professor of Medicine at Harvard Medical School. He is a founder of Acetylon Pharmaceuticals, SHAPE Pharmaceuticals, Tensha Therapeutics, and Syros Pharmaceuticals. Dr. Bradner received his A.B. in Biochemistry from Harvard University in 1994 and his M.D. from The University of Chicago in 1999.
Compensation of Managing Board Members and Supervisory Directors
Remuneration policy
The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest.
The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.
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
Managing Board compensation

The compensation granted to the members of the Managing Board in 2014 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN share units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance.
Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period.
In 2013, QIAGEN issued Performance Stock Units that are directly linked with the future achievement of QIAGEN’s five-year business plan as well as implemented mandatory minimum holding levels of QIAGEN shares for a group of approximately 50 managers. The financial targets for vesting of the new Performance Stock Units are based on three-year goals as defined within QIAGEN’s five-year business plan covering the period from 2014 until the end of 2016. The targets for vesting were set and approved by the Supervisory Board, and they consist of specific quantitative goals for net sales, earnings before interest and taxes (EBIT), return on invested capital (ROIC) and QIAGEN Value Added (QVA), a new steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital.
In 2014, the General Meeting of Shareholders approved a new remuneration policy for the Managing Board which states that future annual regular equity-based compensation grants to members of the Managing Board shall primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations.
For the year ended December 31, 2014, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total	Defined Contribution Benefit Plan	Restricted Stock Units
Managing Board
Peer M. Schatz	$1,375,000	570,000	5,000	$1,950,000	$86,000	383,469
Roland Sackers	$601,000	210,000	45,000	$856,000	$89,000	116,344
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

Supervisory Board compensation
In early 2014, we conducted a board remuneration benchmark review of 36 peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals. Based on the results of this review, the Supervisory Board remuneration was aligned to the applicable market standards to reflect our nexus to the European Markets as a Dutch company as well as our U.S. focus as a NASDAQ listed company subject to U.S. regulations and the fact that three of the seven Supervisory Board members are residing in the United States.

The Supervisory Board compensation for 2014 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows:

Fee payable to the Chairman of the Supervisory Board	$110,000
Fee payable to the Vice Chairman of the Supervisory Board	$70,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chairman of the Audit Committee	$25,000
Chairman of the Compensation Committee	$18,000
Chairman of the Selection and Appointment Committee and other board committees	$12,000
Fee payable to each member of the Audit Committee	$15,000
Fee payable to each member of the Compensation Committee	$11,000
Fee payable to each member of the Selection and Appointment Committee and other board committees	$6,000
Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year.
Supervisory board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board.
For the year ended December 31, 2014, the Supervisory Board members received the following compensation:

Name	Fixed Remuneration	Chairman/ Vice- Chairman Committee	Committee Membership	Total(2)	Restricted Stock Units
Supervisory Board(1)
Stéphane Bancel	$57,500	—	24,000	$81,500	10,000
Dr. Werner Brandt	$96,666	16,333	2,000	$114,999	10,000
Dr. Metin Colpan	$57,500	6,000	—	$63,500	10,000
Prof. Dr. Manfred Karobath	$65,834	18,000	9,000	$92,834	10,000
Prof. Dr. Elaine Mardis	$28,750	—	3,000	$31,750	—
Lawrence A. Rosen	$57,500	16,667	5,000	$79,167	10,000
Elizabeth E. Tallett	$57,500	—	26,000	$83,500	10,000
 ____________________
(1) Former Supervisory Director and Chairman of the Board Prof. Dr. Dr. h.c. Detlev Riesner did not stand for re-election at the Annual General Meeting in 2014. For his board service during the 2014 year he received total compensation of $51,250. Prof. James E. Bradner, M.D. was not a member of the Supervisory Board as of December 31, 2014. He will be proposed for election at the Company's Annual General Meeting in June 2015.
(2) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 31, 2015:

Name (1)	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Restricted and Performance Stock Units
Peer M. Schatz	909,100	136,609	5/6/2015 to 2/28/2023	$11.98 to $22.43	2,282,826
Roland Sackers	152,220	43,901	2/28/2018 to 2/28/2023	$15.59 to $22.43	741,972
Stéphane Bancel	—	—	—	—	10,000
Dr. Werner Brandt	7,372	521	4/29/2018 to 2/28/2022	$15.59 to $22.43	36,343
Dr. Metin Colpan	29,314	521	5/6/2015 to 2/28/2022	$11.98 to $22.43	36,881
Prof. Dr. Manfred Karobath	29,314	521	5/6/2015 to 2/28/2022	$11.98 to $22.43	36,881
Lawrence A. Rosen	—	—	—	—	10,000
Elizabeth E. Tallett	1,042	521	2/28/2022	$15.59	30,000
 ____________________
(1) Prof. James E. Bradner, M.D. was not a member of the Supervisory Board as of January 31, 2015. He will be proposed for election at the Company's Annual General Meeting in June 2015.

Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Dr. Werner Brandt	•			• (Chairman)
Stéphane Bancel	•	•	•		•
Prof. Dr. Elaine Mardis	•				•
Dr. Metin Colpan	•				• (Chairman)
Prof. Dr. Manfred Karobath	•		• (Chairman)	•	•
Lawrence A. Rosen	•	• (Chairman)
Elizabeth E. Tallett	•	•	•
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
Audit Committee
The Audit Committee currently consists of three members, Mr. Rosen (Chairman), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Board has designated Mr.

Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met nine times in 2014 and met with the external auditor excluding members of the Managing Board in July 2014. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee currently consists of three members, Professor Karobath (Chairman), Ms. Tallett and Mr. Bancel. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2014.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Dr. Brandt (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee met one time in 2014.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Karobath, Stéphane Bancel and Professor Elaine Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met five times in 2014.

Share Ownership
The following table sets forth certain information as of January 31, 2015 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	2,128,664	(3)	0.92%
Roland Sackers, Germany	15,000	(4)	*
Stéphane Bancel, United States	—		—
Dr. Werner Brandt, Germany	18,508	(5)	*
Dr. Metin Colpan, Germany	4,154,674	(6)	1.79%
Prof. Dr. Manfred Karobath, Austria	12,728	(7)	*
Prof. Dr. Elaine Mardis, United States	—		—
Lawrence A. Rosen, Germany	—		—
Elizabeth Tallett, United States	—	(8)	—
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2015.

(1)	The number of Common Shares outstanding as of January 31, 2015 was 232,054,077.

(2)
The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 31, 2015. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 999,756 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 5/2015 and 2/2023. Does not include 374,194 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4)
Does not include 181,661 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2/2018 and 2/2023. Does not include 121,712 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)
Does not include 7,893 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 4,384 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 29,835 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 5/2015 and 2/2022. Includes 3,348,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 4,384 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)
Does not include 29,835 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 5/2015 and 2/2022. Does not include 4,384 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)
Does not include 1,563 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $15.59 per share. Options expire on 2/2022. Does not include 2,172 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

Employees
As of December 31, 2014, we employed 4,339 individuals, of which 22% worked in research and development, 37% in sales, 24% in production/logistics, 7% in marketing and 10% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	168	530	289	74	107	1,168
Europe	733	587	629	172	283	2,404
Asia Pacific & Rest of World	50	494	99	63	61	767
December 31, 2014	951	1,611	1,017	309	451	4,339
At December 31, 2013 and 2012, we employed 4,015 and 3,999 individuals, respectively. None of our employees are represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. It will expire by its terms in April 2015, at which time no further awards will be able to be granted under the plan. Pursuant to the 2005 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 31.0 million Common Shares have been reserved for issuance pursuant to the 2005 Plan, subject to certain antidilution adjustments. Options granted pursuant to the 2005 Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2005 Plan.
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
On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan, which will replace the 2005 Stock Plan in April 2015. An aggregate of 9.1 million Common Shares will be reserved for issuance pursuant to the 2014 Stock Plan, subject to certain antidilution adjustments.
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
As of January 31, 2015, there were 2.5 million options outstanding with exercise prices ranging between $10.76 and $23.54 and expiring between February 3, 2015 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 9.1 million stock unit awards outstanding as of January 31, 2015. These awards will be released between February 26, 2015 and October 31, 2024. As of January 31, 2015, options to purchase 1.3 million Common Shares and 3.2 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions
The following table sets forth certain information as of December 31, 2014, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
PRIMECAP Management Company, United States	22,284,066	(2)	9.60%
BlackRock, Inc., United States	17,621,191	(3)	7.59%
Franklin Resources, Inc., United States	24,953,574	(4)	10.75%
 ____________________

(1)	The percentage ownership was calculated based on 232,022,931 Common Shares outstanding as of December 31, 2014.

(2)
Of the 22,284,066 shares attributed to PRIMECAP Management Company, it has sole voting power and sole dispositive power over all 22,284,066 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 13, 2015, which reported ownership as of December 31, 2014.

(3)
Of the 17,621,191 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 17,621,191 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 26, 2015, which reported ownership as of December 31, 2014.

(4)
Of the 24,953,574 shares attributed to Franklin Resources, Inc. it has sole voting power and sole dispositive power over all 24,953,574 shares. This information is based solely on the Schedule 13G filed by Franklin Resources Inc. with the Securities and Exchange Commission on February 17, 2015, which reported ownership as of December 31, 2014.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2015 there were 157 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2015, the officers and directors of QIAGEN as a group beneficially owned 6.3 million Common Shares, or 2.73% of the then outstanding Common Shares.
Related Party Transactions
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) which was established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance is a variable interest entity for which we do not hold any variable interests and are not the primary beneficiary, thus it is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2014 and 2013, we had loans payable to QIAGEN Finance of $130.5 million and $145.0 million, respectively, accrued interest due to QIAGEN Finance of $3.9 million and $4.3 million, respectively and also had amounts receivable from QIAGEN Finance of $3.0 million and $3.4 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital. In January 2015, we repaid the $130.5 million loan to QIAGEN Finance.
We have a 100% interest in QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which was established for the purpose of issuing convertible debt. Euro Finance was a variable interest entity for which we did not hold any variable interests and were not the primary beneficiary, thus it was not consolidated in 2013. As of December 31, 2013, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and amounts receivable from Euro Finance of $1.3 million. The loan payable to Euro Finance was redeemed together with all accrued interest in the first quarter of 2014.
In June 2013, we collected $1.6 million from a loan receivable due from a company in which we also hold an interest.
During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we paid a total of $7.7 million in 2013.
In 2011, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated and accordingly, no payments were made in 2012 under this agreement.

From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2014	2013
Net sales	$1,567	$6,193
Accounts receivable	$1,797	$5,680
Accounts payable	$1,397	$537

Item 8.	Financial Information
See Item 18.
Legal Proceedings
For information on legal proceedings, see Note 19 of the Notes to Consolidated Financial Statements.
While no assurances can be given regarding the outcome of proceedings described in Note 19, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
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

	High ($)	Low ($)
Annual:
2010	24.00	16.86
2011	22.20	12.47
2012	19.41	14.05
2013	24.74	18.30
2014	25.32	19.46

	High ($)	Low ($)
Quarterly 2013:
First Quarter	22.20	18.44
Second Quarter	21.27	18.30
Third Quarter	21.95	19.28
Fourth Quarter	24.74	20.52
Quarterly 2014:
First Quarter	24.82	20.33
Second Quarter	24.83	19.46
Third Quarter	25.32	22.66
Fourth Quarter	24.29	20.73
Quarterly 2015:
First Quarter (through February 25, 2015)	24.98	22.11

	High ($)	Low ($)
Monthly:
September 2014	24.56	22.66
October 2014	23.84	20.73
November 2014	24.19	23.32
December 2014	24.29	22.35
January 2015	23.88	22.11
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

	High (EUR)	Low (EUR)
Annual:
2010	17.87	12.06
2011	15.25	9.07
2012	15.05	10.69
2013	18.15	13.67
2014	19.64	14.38

	High (EUR)	Low (EUR)
Quarterly 2013:
First Quarter	16.55	13.75
Second Quarter	16.76	13.67
Third Quarter	16.34	14.84
Fourth Quarter	18.15	15.12
Quarterly 2014:
First Quarter	18.20	14.76
Second Quarter	18.15	14.38
Third Quarter	18.90	17.30
Fourth Quarter	19.64	16.15
Quarterly 2015:
First Quarter (through February 25, 2015)	22.01	18.72

	High (EUR)	Low (EUR)
Monthly:
September 2014	18.90	17.95
October 2014	19.03	16.15
November 2014	19.41	18.55
December 2014	19.64	17.91
January 2015	21.07	18.72

Item 10.	Additional Information
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
Corporate Purpose
Our objectives include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.
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
Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our Annual General Meeting on June 25, 2014.
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
On June 25, 2014, the General Meeting resolved to authorize the Supervisory Board until December 25, 2015 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2013 as included in the Annual Accounts for Fiscal Year 2013.
The General Meeting subsequently resolved to grant the authority to exclude or limit any pre-emptive rights until December 25, 2015. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 20% of the aggregate number of all shares issued and outstanding in the capital of the Company as of December 31, 2013.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 25, 2014, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 24, 2014 until December 25, 2015, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
The General Meeting appoints an Independent Registered Public Accounting Firm to audit the financial statements and to issue a report thereon. On June 25, 2014, our shareholders appointed Ernst & Young Accountants to serve as our Independent Registered Public Accounting Firm for the year ending December 31, 2014.
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
Ownership Threshold Requiring Disclosure
Our Articles do not provide an ownership threshold above which ownership must be disclosed. However there are statutory requirements to disclose share ownership above certain thresholds under Dutch law—see “Obligation of Shareholders to Disclose Major Holdings”.
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
United States Federal Income Tax Considerations
The following summarizes the material U.S. federal income tax consequences of the ownership of our Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers, U.S. expatriates, persons subject to alternative minimum tax, or holders that own, actually or constructively, 10% or more of our voting shares).
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
Taxation of Dividends
To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. Such dividends will be eligible to be treated by U.S. Holder individuals, trusts and estates as “qualified dividend income” subject to a maximum tax rate of 20 percent (plus possibly an additional 3.8 percent on net investment income; see “Taxation — United States Federal Income Tax Considerations — Medicare Tax”), if the shareholder receiving the dividend satisfies the holding period requirements, does not treat the dividends as "investment income" for purposes of the investment interest deduction, is not under any obligation to make related payments with respect to positions in substantially similar or related property, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive category income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed above), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.
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
Taxation of Capital Gains
Subject to the "passive foreign investment company" (PFIC) rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 20% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2013 and December 31, 2014 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

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
Certain Information Reporting Requirements
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual non-U.S. Holders and certain U.S. Holders that are entities), and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (Form 8938). An individual who fails to timely furnish the required information may be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. holder (including entities) should consult their own tax advisors regarding their reporting obligations under this legislation.
Documents on Display
Documents referred to in this Annual Report may be inspected at our principal executive office located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness.
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
Interest Rate Derivatives.   We are using interest rate derivatives to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.
Interest Rate Risk
At December 31, 2014, we had $392.7 million in cash and cash equivalents as well as $184.0 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2014. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2014, we had $1.2 billion in long-term debt, none of which is at a variable rate. Through the use of interest rate derivatives we have swapped $200 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.
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
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2014, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2014, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.
Attestation Report of the Independent Registered Public Accounting Firm
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2014. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
The Supervisory Board has designated Mr. Lawrence Rosen as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Mr. Rosen is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

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
At our 2014 Annual General Meeting of Shareholders held on June 25, 2014, our shareholders appointed Ernst & Young. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young and affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2014	2013
Audit fees	$0.9	$1.2
Audit-related fees	0.5	0.6
Tax fees	0.2	0.3
All other fees	0.4	1.8
Total	$2.0	$3.9
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
All other fees include various fees and expenses billed for services as approved by the Audit Committee and as allowed by the Sarbanes-Oxley Act of 2002. In 2014, $0.4 million of audit-related fees are related to the convertible bond issuance in the first quarter 2014. The vast majority of payments in 2013 in other fees involved services for major information technology projects, which were phased down in 2014.

Item 16D.	Exemptions From the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans.

Purchases between January 1, 2014 and December 31, 2014 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 26, 2013 (the 2013 program) and June 25, 2014 (the 2014 program), pursuant to which the Managing Board was authorized to acquire up to $100 million of QIAGEN common shares in each of the 2013 program and the 2014 program. We concluded the 2013 program in June 2014 and began the 2014 program in August 2014. The approximate dollar value of shares that were available for purchase under the 2014 program as of December 31, 2014 was $50.9 million. The 2014 program will conclude at the earlier of either the repurchase of $100 million of QIAGEN common shares or December 25, 2015.

Period	(a)Total Number of Shares Purchased	(b)Average Price Paid per Share in $(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under these Plans and Programs (in millions)(2)
January 1-31, 2014	530,281	$23.99	530,281	$64.6
February 1-28, 2014	1,316,813	$22.83	1,316,813	$34.5
March 1-31, 2014	24,670	$21.15	24,670	$34.0
April 1-30, 2014	641,792	$20.82	641,792	$20.6
May 1-31, 2014	485,747	$22.10	485.747	$9.9
June 1-30, 2014	440,841	$23.18	440.841	$0.0
July 1-31, 2014	0	$0.00	0	$0.0
August 1-31, 2014	202,392	$23.80	202.392	$95.2
September 1-30, 2014	394,898	$23.67	394,898	$85.8
October 1-31, 2014	789,039	$22.20	789,039	$68.3
November 1-30, 2014	409,710	$23.46	409,710	$58.7
December 1-31, 2014	321,997	$24.38	321,997	$50.9
Total	5,558,180	$22.83	5,558,180
(1)The average price paid per share of stock repurchased under the stock repurchase program includes the commissions paid to the brokers.
(2)The approximate value of shares that may yet be purchased under these plans and programs does not include commissions that may be paid to brokers in connection with such purchases.

Item 16F.	Change in Registrant’s Certifying Accountant
In accordance with Dutch law, our external auditor is appointed by our general meeting of stockholders on the proposal of the supervisory board, after the supervisory board has been advised by the audit committee. Further, under the Dutch Audit Profession Act we are required to rotate our external audit firm at least every eight years, which would require us to change our external auditor in 2016. It is currently the Audit Committee’s intention to advise the Supervisory Board to recommend that our stockholders approve an auditor other than Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft at the 2015 annual general meeting of stockholders. If such a change is approved by the annual general meeting of stockholders, we will report accordingly in our next annual report on Form 20-F.

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
Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing at the NASDAQ exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the NASDAQ listing standards or state the deviations recorded in the period.
A brief summary of the principal differences follows.
Corporate Structure
QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non-executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well-functioning system of checks and balances.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2014. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2014, the Supervisory Board had eight regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology

Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2014, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2014, Ernst & Young was appointed as external auditor for the Company for 2014 year.
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
In the past, members of our Managing Board were granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price. On June 25, 2014 the Annual General Meeting approved amendments to the remuneration policy of the Managing Board which state that grants of stock options and restricted stock units which are based on time vesting only shall no longer be made on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. No stock options were granted to the members of the Managing Board in 2014.

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
Prof. Karobath has been a member of the Supervisory Board of QIAGEN N.V. since 2000. Prof. Karobath contributes profound scientific and industry experience from various management positions in the pharmaceutical industry to the board profile. He has a unique knowledge about QIAGEN which is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment Prof. Karobath beyond the 12-year term as recommended by the Dutch Code.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
See pages F-1 through F-43 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.	Exhibits

1.1	Articles of Association as confirmed by notorial deed as of June 30, 2011 (English translation) (Filed as Exhibit 4.1) (1)

2.1	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (2)

2.2
Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (2)

2.3
Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (3)

2.4	$400 Million Note Purchase Agreement dated as of October 16, 2012 (4)

*2.5	Note Purchase Agreement dated March 12, 2014

*2.6	Purchase Agent Agreement dated March 12, 2014

*2.7	2019 Bonds Indenture dated March 19, 2014

*2.8	2021 Bonds Indenture dated March 19, 2014

*2.9	2019 Form of Warrant Confirmation dated March 12, 2014

*2.10	2021 Form of Warrant Confirmation dated March 12, 2014

*2.11	2019 Form of Bond Hedge Confirmation dated March 12, 2014

*2.12	2021 Form of Bond Hedge Confirmation dated March 12, 2014

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (5)

4.2	The Max-Volmer-Strasse 4 Lease Summary (Filed as Exhibit 10.3(a)) (5)

4.3	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (1)

4.4	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (6)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

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

(1)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.

(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.

(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.

(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 1, 2013.

(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.

(6)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated: February 27, 2015
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in the Index at Item 18(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 27, 2015 expressed an unqualified opinion thereon.

February 27, 2015

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited QIAGEN N.V. and Subsidiaries' internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). QIAGEN N.V. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.
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
In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 of QIAGEN N.V. and Subsidiaries and our report dated February 27, 2015 expressed an unqualified opinion thereon.

February 27, 2015

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands)

		As of December 31,
	Note	2014	2013
Assets
Current assets:
Cash and cash equivalents	(3)	$392,667	$330,303
Short-term investments	(7)	184,036	49,923
Accounts receivable, net of allowance for doubtful accounts of $8,847 and $10,683 in 2014 and 2013, respectively	(3)	265,231	259,710
Income taxes receivable		29,312	46,874
Inventories, net	(3)	132,276	128,097
Prepaid expenses and other current assets	(8)	113,771	66,290
Deferred income taxes	(16)	31,457	39,692
Total current assets		1,148,750	920,889
Long-term assets:
Property, plant and equipment, net	(9)	428,093	445,044
Goodwill	(11)	1,887,963	1,855,691
Intangible assets, net of accumulated amortization of $726,273 and $630,136 in 2014 and 2013, respectively	(11)	726,914	790,405
Deferred income taxes	(16)	4,298	5,081
Other long-term assets	(10), (13)	258,354	71,282
Total long-term assets		3,305,622	3,167,503
Total assets		$4,454,372	$4,088,392

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in $ thousands, except par value)

		As of December 31,
	Note	2014	2013
Liabilities and equity
Current liabilities:
Current portion of long-term debt (of which $130,451 in 2014 due to related parties)	(15)	$131,119	$207
Accounts payable		46,124	50,869
Accrued and other liabilities (of which $3,884 and $6,943 in 2014 and 2013 due to related parties)	(12) (22)	224,203	245,236
Income taxes payable		28,935	38,131
Deferred income taxes	(16)	1,245	2,595
Total current liabilities		431,626	337,038
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2013 due to related parties)	(15) (22)	1,040,960	845,276
Deferred income taxes	(16)	117,264	143,760
Other liabilities	(13)	206,523	38,447
Total long-term liabilities		1,364,747	1,027,483
Commitments and contingencies	(19)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 239,707 shares at December 31, 2014 and 2013		2,812	2,812
Additional paid-in capital		1,823,171	1,777,894
Retained earnings		1,125,686	1,054,431
Accumulated other comprehensive loss	(17)	(134,735)	(4,192)
Less treasury shares, at cost—7,684 and 5,817 shares at December 31, 2014 and 2013, respectively	(17)	(167,190)	(116,613)
Equity attributable to the owners of QIAGEN N.V.		2,649,744	2,714,332
Noncontrolling interest		8,255	9,539
Total equity		2,657,999	2,723,871
Total liabilities and equity		$4,454,372	$4,088,392

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in $ thousands, except per share data)

		Years ended December 31,
	Note	2014	2013	2012
Net sales	(3)	$1,344,777	$1,301,984	$1,254,456
Cost of sales		479,839	486,494	430,432
Gross profit		864,938	815,490	824,024
Operating expenses:
Research and development	(3)	163,627	146,070	122,476
Sales and marketing		376,873	371,523	343,549
General and administrative, restructuring, integration and other	(3) (6)	126,550	199,072	152,068
Acquisition-related intangible amortization		37,070	35,495	36,117
Total operating expenses		704,120	752,160	654,210
Income from operations		160,818	63,330	169,814
Other income (expense):
Interest income		3,964	2,299	2,382
Interest expense		(39,330)	(30,882)	(23,452)
Other income (expense), net		(6,938)	2,591	(3,591)
Total other expense, net		(42,304)	(25,992)	(24,661)
Income before income taxes		118,514	37,338	145,153
Income taxes	(3) (16)	1,312	(31,760)	15,616
Net income		117,202	69,098	129,537
Net income attributable to noncontrolling interest		568	25	31
Net income attributable to the owners of QIAGEN N.V.		$116,634	$69,073	$129,506
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.50	$0.30	$0.55
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.48	$0.29	$0.54

Weighted-average common shares outstanding (in thousands)
Basic	(18)	232,644	234,000	235,582
Diluted	(18)	241,538	242,175	240,746

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in $ thousands)

		Years ended December 31,
	Note	2014	2013	2012
Net income		$117,202	$69,098	$129,537
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(13)	—	—	305
Reclassification adjustments on cash flow hedges, before tax	(13)	—	—	781
Cash flow hedges, before tax		—	—	1,086
Gains (losses) on pensions, before tax		(687)	117	(863)
Foreign currency translation adjustments, before tax		(131,326)	(45,807)	27,639
Other comprehensive (loss) income, before tax		(132,013)	(45,690)	27,862
Income tax relating to components of other comprehensive (loss) income		(57)	(2,151)	416
Total other comprehensive (loss) income, after tax		(132,070)	(47,841)	28,278
Comprehensive (loss) income		(14,868)	21,257	157,815
Comprehensive (income) loss attributable to noncontrolling interest		959	(367)	(222)
Comprehensive (loss) income attributable to the owners of QIAGEN N.V.		$(13,909)	$20,890	$157,593

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in $ thousands)

	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling interest	Total Equity
		Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733	$855,928	$15,904	—	$—	$2,548,304	$9,494	$2,557,798
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(57)	(57)
Net income		—	—	—	129,506	—	—	—	129,506	31	129,537
Unrealized gain, net on hedging contracts		—	—	—	—	209	—	—	209	—	209
Realized loss, net on hedging contracts		—	—	—	—	553	—	—	553	—	553
Unrealized loss, net on pension	(17)	—	—	—	—	(598)	—	—	(598)	—	(598)
Translation adjustment, net	(17)	—	—	—	—	27,923	—	—	27,923	191	28,114
Purchase of treasury shares		—	—	—	—	—	(1,943)	(35,653)	(35,653)	—	(35,653)
Common stock issuances under employee stock plans	(20)	2,266	30	16,549	—	—	—	—	16,579	—	16,579
Tax benefit of employee stock plans		—	—	1,489	—	—	—	—	1,489	—	1,489
Share-based compensation	(20)	—	—	25,356	—	—	—	—	25,356	—	25,356
Proceeds from subscription receivables		—	—	1,036	—	—	—	—	1,036	—	1,036
BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,718,163	$985,434	$43,991	(1,943)	$(35,653)	$2,714,704	$9,659	$2,724,363
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(487)	(487)
Net income		—	—	—	69,073	—	—	—	69,073	25	69,098
Unrealized gain, net on pension	(17)	—	—	—	—	82	—	—	82	—	82
Translation adjustment, net	(17)	—	—	—	—	(48,265)	—	—	(48,265)	342	(47,923)
Purchase of treasury shares	(17)	—	—	—	—	—	(4,149)	(86,029)	(86,029)	—	(86,029)
Common stock issuances under employee stock plans	(20)	3,220	43	20,301	(76)	—	275	5,069	25,337	—	25,337
Excess tax benefit of employee stock plans		—	—	433	—	—	—	—	433	—	433
Share-based compensation	(20)	—	—	37,935	—	—	—	—	37,935	—	37,935
Proceeds from subscription receivables		—	—	1,062	—	—	—	—	1,062	—	1,062
BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,777,894	$1,054,431	$(4,192)	(5,817)	$(116,613)	$2,714,332	$9,539	$2,723,871
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(325)	(325)
Net income		—	—	—	116,634	—	—	—	116,634	568	117,202
Issuance of warrants	(17)	—	—	68,900	—	—	—	—	68,900	—	68,900
Unrealized loss, net on pension	(17)	—	—	—	—	(481)	—	—	(481)	—	(481)
Translation adjustment, net	(17)	—	—	—	—	(130,062)	—	—	(130,062)	(1,527)	(131,589)
Purchase of treasury shares	(17)	—	—	—	—	—	(5,558)	(126,889)	(126,889)	—	(126,889)
Issuance of common shares in connection with warrant exercise	(15)	—	—	—	(12,115)	—	1,373	30,917	18,802	—	18,802
Issuance of common shares in connection with stock plan	(20)	—	—	—	(33,264)	—	2,318	45,395	12,131	—	12,131
Excess tax benefit of employee stock plans		—	—	1,596	—	—	—	—	1,596	—	1,596
Share-based compensation	(20)	—	—	42,188	—	—	—	—	42,188	—	42,188
Proceeds from subscription receivables		—	—	536	—	—	—	—	536	—	536
Redemption of subscription receivables	(17)	—	—	(67,943)	—	—	—	—	(67,943)	—	(67,943)
BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,823,171	$1,125,686	$(134,735)	(7,684)	$(167,190)	$2,649,744	$8,255	$2,657,999

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in $ thousands)	Note	2014	2013	2012
Cash flows from operating activities:
Net income		$117,202	$69,098	$129,537
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		200,782	199,355	197,892
Non-cash acquisition, impairment and restructuring related costs		34,297	42,768	16,909
Share-based compensation expense	(20)	42,188	37,935	25,356
Excess tax benefits from share-based compensation		(1,596)	(3,130)	(1,489)
Deferred income taxes	(16)	(41,291)	(68,086)	(22,767)
Loss on early redemption of debt	(15)	4,560	—	—
Changes in fair value of contingent consideration	(14)	—	(11,127)	(11,463)
Other items, net		10,632	(13,611)	11,215
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(16,561)	(14,921)	(14,289)
Inventories	(3)	(41,792)	(17,499)	(20,376)
Prepaid expenses and other	(8)	(2,273)	(7,923)	(1,199)
Other assets		(13,090)	257	7
Accounts payable		(5,495)	(6,793)	(9,945)
Accrued and other liabilities	(12)	(21,482)	24,655	(25,042)
Income taxes	(16)	16,034	23,829	(35,328)
Other liabilities		5,850	4,150	5,862
Net cash provided by operating activities		287,965	258,957	244,880
Cash flows from investing activities:
Purchases of property, plant and equipment		(86,591)	(84,468)	(101,996)
Proceeds from sale of equipment		35	44	1,312
Purchases of intangible assets		(10,412)	(34,225)	(26,089)
Cash paid for investments		(9,426)	(4,319)	(8,173)
Purchases of short-term investments	(7)	(420,158)	(20,346)	(39,942)
Sales of short-term investments	(7)	275,779	63,146	5,999
Cash paid for acquisitions, net of cash acquired	(5)	(160,436)	(170,546)	(131,997)
Other investing activities		3,608	(1,021)	—
Net cash used in investing activities		(407,601)	(251,735)	(300,886)
Cash flows from financing activities:
Purchase of call option related to cash convertible notes	(15)	(105,170)	—	—
Proceeds from issuance of warrants, net of issuance costs	(17)	68,900	—	—
Net repayment/proceeds from short-term debt	(15)	—	(1,451)	(143,311)
Proceeds from debt issuance, net of issuance costs	(15)	716,967	13	397,916
Repayment of debt	(15)	(387,050)	(2,285)	(1,607)
Principal payments on capital leases		(4,579)	(4,215)	(3,780)
Proceeds from subscription receivables		536	1,062	1,036
Excess tax benefits from share based compensation		1,596	3,130	1,489
Proceeds from the exercise of stock options		12,131	25,337	16,579
Purchase of treasury shares	(17)	(126,889)	(86,029)	(35,653)
Acquisition of noncontrolling interest		(325)	(487)	(57)
Other financing activities		16,726	(3,834)	(6,008)
Net provided by (used in) financing activities		192,843	(68,759)	226,604
Effect of exchange rate changes on cash and cash equivalents		(10,843)	(2,197)	2,306
Net increase (decrease) in cash and cash equivalents		62,364	(63,734)	172,904
Cash and cash equivalents, beginning of year		330,303	394,037	221,133
Cash and cash equivalents, end of year		$392,667	$330,303	$394,037
Supplemental cash flow disclosures:
Cash paid for interest		$24,052	$31,000	$17,298
Cash paid for income taxes		$12,539	$14,518	$61,586
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$342	$449	$492
Investment acquired in non-monetary exchange		$—	$—	$3,842
Intangible assets acquired in non-monetary exchange		$—	$—	$5,658
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. Corporate Information and Basis of Presentation
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 100 countries.
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
Certain reclassifications of prior year amounts have been made to conform to the current year presentation. For the years ended December 31, 2014 and 2013, the amounts related to fair value changes in derivatives have been revised and are included in other items, net in the consolidated statements of cash flows. These reclassifications had no effect on cash provided by operating activities or total cash flows.
On December 16, 2014 we acquired Enzymatics, located in Beverly, Massachusetts, and on April 3, 2014, we acquired BIOBASE, located in Wolfenbüttel, Germany. On August 22, 2013 we acquired CLC bio (CLC) located in Aarhus, Denmark and on April 29, 2013, we acquired Ingenuity Systems, Inc. (Ingenuity), located in Redwood City, California. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.

2. Effects of New Accounting Pronouncements
Adoption of New Accounting Standards
In February 2013, the FASB issued Accounting Standards Update No. 2013-04 (ASU 2013-04), "Liabilities (Topic 405) ─Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date." The amendments in this update provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The requirements of ASU 2013-04 became effective for us on January 1, 2014 and did not have any material impact on our consolidated financial statements.
In March 2013, the FASB issued Accounting Standards Update No. 2013-05 (ASU 2013-05), "Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." The amendments in ASU 2013-05 provide guidance on releasing Cumulative Translation Adjustments (CTA) when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of CTA in partial sales of equity method investments and in step acquisitions. For public entities, the amendments are effective on a prospective basis for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted and early adoption is permitted. ASU 2013-05 became effective for us in the period beginning January 1, 2014 and its adoption did not have an effect on our financial position, results of operations or cash flows.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (ASU 2013-11), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" (a consensus of the FASB Emerging Issues Task Force), which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. ASU 2013-11 became effective for us in the period beginning January 1, 2014 and its adoption did not have a significant effect on our financial position, results of operations or cash flows.
New Accounting Standards Not Yet Adopted
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), "Revenue from Contracts with Customers: Topic 606" which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. An entity should apply the amendments in this ASU either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients; or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. The amendments in this ASU will be effective for our annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our financial position, results of operations or cash flows.

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
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis. In connection with such agreements, we do not require and are not required to pledge collateral for derivative transactions.
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income (expense), net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other income (expense), net. The net gain (loss) on foreign currency transactions in 2014, 2013 and 2012 was $1.9 million, $5.6 million, and $(7.2) million, respectively, and is included in other income (expense), net.
The exchange rates of key currencies were as follows:

	Closing rate as at December 31,		Annual average rate
(US$ equivalent for one)	2014	2013	2014	2013
Euro (EUR)	1.2141	1.3791	1.3287	1.3281
Pound Sterling (GBP)	1.5587	1.6542	1.6474	1.5642
Swiss Franc (CHF)	1.0097	1.1234	1.0938	1.0791
Australian Dollar (AUD)	0.8187	0.8942	0.9025	0.9683
Canadian Dollar (CAD)	0.8633	0.9400	0.9059	0.9710
Japanese Yen (JPY)	0.0084	0.0095	0.0095	0.0103
Chinese Yuan (CNY)	0.1611	0.1652	0.1623	0.1626
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
Consumable and Related Products: In the last three years, revenue from consumable product sales has accounted for approximately 79%-85% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $3.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.
Revenues from related products include software-as-a-service (SaaS), license fees, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 1%-8% of our net sales.

Revenue from SaaS arrangements has increased following our 2013 acquisition of Ingenuity discussed in Note 5, and is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.
Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 12%-14% of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.
We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and/or services) in accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and recognized for each unit of accounting as appropriate.
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

(in thousands)	Total
BALANCE AT DECEMBER 31, 2012	$4,363
Provision charged to cost of sales	5,238
Usage	(4,590)
Adjustments to previously provided warranties, net	(103)
Currency translation	28
BALANCE AT DECEMBER 31, 2013	$4,936
Provision charged to cost of sales	2,766
Usage	(3,504)
Adjustments to previously provided warranties, net	(695)
Currency translation	(224)
BALANCE AT DECEMBER 31, 2014	$3,279
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2014, 2013 and 2012, shipping and handling costs totaled $26.8 million, $23.3 million and $23.4 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2014, 2013 and 2012 were $7.0 million, $7.6 million and $6.6 million, respectively.
General and Administrative, Restructuring, Integration and Other
General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure, some termination benefits and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.
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
Share-Based Payments
Compensation cost for all share-based payments is recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period.
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

(in thousands)	2014	2013
Cash at bank and on hand	$260,830	$238,056
Short-term bank deposits	131,837	92,247
Cash and Cash Equivalents	$392,667	$330,303
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
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes totaling $400.0 million issued in October 2012 and further described in Note 15 were estimated using the changes in the U.S. Treasury rates. The fair values of the notes payable to QIAGEN Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).
Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2014, 2013 and 2012, write-offs of accounts receivable totaled $2.3 million, $1.5 million and $0.2 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $1.4 million, $6.9 million and $1.0 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2014 and 2013:

	As of December 31,
(in thousands)	2014	2013
Raw materials	$24,781	$24,975
Work in process	22,489	25,535
Finished goods	85,006	77,587
Total inventories, net	$132,276	$128,097
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
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the years ended December 31, 2014, 2013 and 2012, we recorded intangible asset impairments of $8.7 million, $19.7 million and $2.0 million, respectively, as discussed in Note 6.
Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption 'acquisition-related intangible amortization'. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2014, 2013 and 2012, goodwill has not been impaired.
Investments
We have investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.
Investments are evaluated periodically, or when impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.
The fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. In 2014, we recorded total impairments to a cost method investment of $6.0 million, of which $4.8 million was recorded in other expense, net and $1.2 million was recorded in research and development expense. As of December 31, 2013 and 2012 we recorded impairments of cost method investments of $3.4 million and $3.4 million, respectively, in other income (expense), net.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the years ended December 31, 2014, in connection with our internal and acquisition related restructuring, we recorded asset impairment charges of $19.6 million, of which $15.5 million is recorded in cost of sales, $2.4 million is recorded in sales and marketing expense, and $1.7 million in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statement of income. During the years ended 2013 and 2012 we recorded asset impairment charges of $16.2 million and $11.6 million, respectively, in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain projects.

4. Segment Information
Considering the acquisitions made during 2014, we determined that we still operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2014	2013	2012
Net Sales
Consumables and related revenues	$1,172,728	$1,140,203	$1,085,596
Instrumentation	172,049	161,781	168,860
Total	$1,344,777	$1,301,984	$1,254,456
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, the United Kingdom, France and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $13.7 million, $14.4 million and $14.5 million for the years ended 2014, 2013 and 2012, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2014	2013	2012
Net Sales
Americas:
United States	$543,877	$545,600	$538,720
Other Americas	75,974	80,299	57,200
Total Americas	619,851	625,899	595,920
Europe, Middle East and Africa	451,092	416,334	399,082
Asia Pacific and Rest of World	273,834	259,751	259,454
Total	$1,344,777	$1,301,984	$1,254,456
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.0 million and $1.1 million as of December 31, 2014 and 2013, respectively.

(in thousands)	2014	2013
Long-lived assets
Americas:
United States	$136,461	$129,342
Other Americas	2,863	3,079
Total Americas	139,324	132,421
Germany	241,475	260,369
Other Europe	35,362	40,194
Asia Pacific and Rest of World	11,932	12,060
Total	$428,093	$445,044

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
2014 Acquisitions
In December 2014, we acquired the enzyme solutions business of Enzymatics, a U.S. company whose products are used in an estimated 80% of all next-generation sequencing workflows. The comprehensive Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare. The cash consideration totaled $114.2 million of which $11.5 million was retained in an escrow account as of December 31, 2014 to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Enzymatics did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.
The allocation of the purchase price is preliminary and is not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates using information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, deferred taxes and liabilities. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying condensed consolidated statements of income.

The preliminary purchase price allocation is as follows:

(in thousands)	Enzymatics acquisition
Purchase Price:
Cash consideration	$114,224
Fair value of contingent consideration	11,500
$125,724

Preliminary Allocation:
Cash and cash equivalents	$1,178
Accounts receivable	2,813
Prepaid and other current assets	1,303
Fixed and other long-term assets	1,358
Accounts payable	(3,090)
Accruals and other current liabilities	(1,940)
Long term deferred tax liability	(21,191)
Developed technology, licenses and know-how	28,600
Tradenames	6,600
Customer relationships	22,300
Goodwill	87,793
$125,724
The weighted-average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes.
Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 14, "Fair Value Measurements," where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total preliminary fair value of the contingent consideration for Enzymatics is approximately $11.5 million and has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.19% and 0.89%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $25.5 million through 2017, of which $11.5 million was accrued as of December 31, 2014.
Other Acquisitions
During 2014, we completed other acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for these acquisitions, net of cash acquired, totaled $47.4 million. Each of these acquisitions individually did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (Marseille), a publicly listed company founded and based in Marseille, France. During 2013, we acquired additional Marseille shares for a total of $0.5 million and held 89.96% of the Marseille shares as of December 31, 2013. During 2014, we acquired additional Marseille shares for a total of $0.3 million and held 90.27% of the Marseille shares as of December 31, 2014. In February 2015, QIAGEN Marseille, a fully consolidated entity, agreed to the sale of all its assets and liabilities, with the exception of its intellectual property portfolio. The value of the activity transferred to the purchaser has been fixed at €1.2 million.
2013 Acquisition
On April 29, 2013, we acquired 100% of the outstanding common shares of Ingenuity Systems, Inc. (Ingenuity), a leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. The cash consideration totaled $106.9 million. The acquisition of Ingenuity did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.

The final purchase price allocation for Ingenuity did not differ from the preliminary estimates other than the decrease of approximately $0.1 million of purchase consideration, $3.0 million increase of long-term deferred tax asset, $4.1 million increase of long-term deferred tax liability and an additional $0.3 million increase of other opening balance sheet adjustments. The corresponding impact for these adjustments was an increase to goodwill of $0.7 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements. As of December 31, 2014, the final purchase price allocation for Ingenuity is as follows:

(in thousands)	Ingenuity Systems acquisition
Purchase Price:
Cash consideration	$106,932
$106,932

Final Allocation:
Cash and cash equivalents	$4,449
Accounts receivable	2,018
Prepaid and other current assets	1,834
Current deferred tax asset	3,126
Fixed and other long-term assets	2,648
Long-term deferred tax asset	13,203
Accounts payable	(2,662)
Accruals and other current liabilities	(14,558)
Liabilities assumed	(557)
Developed technology, licenses and know-how	37,903
Tradenames	3,359
In-process research and development	2,069
Customer relationships	1,023
Goodwill	69,479
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,402)
$106,932
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
Other 2013 Acquisitions
During 2013, we completed the acquisition of CLC bio, a privately-held company located in Aarhus, Denmark that has created the leading commercial data analysis solutions and workbenches for next-generation sequencing, used by top academic and pharmaceutical research as well as clinical institutions. Purchase consideration totaled $68.2 million in cash, net of cash acquired, and as of December 31, 2014, the purchase price allocation is final. The final purchase price allocation for CLC did not differ from the preliminary estimates. This acquisition was not significant to the overall consolidated financial statements.
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

Final Allocation:
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
During 2012, we completed other acquisitions, including Intelligent Bio-Systems, Inc., which were not significant, either individually or in the aggregate, to the overall consolidated financial statements. The total cash paid for these acquisitions, net of cash acquired, was $31.2 million of which an amount of $5.2 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. The total fair value of the contingent consideration for these other acquisitions of approximately $12.0 million has been recorded as purchase price. Under the purchase agreements, we could be required to make contingent cash payments totaling $12.5 million through 2016. The fair value of the contingent cash payments was determined using a discount rate of 0.7% to 1.6% and a probability regarding the accomplishment of the milestones of 95.0% to 100.0%.
We made contingent purchase price payments totaling $7.1 million in 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

6. Restructuring
2014 Restructuring
During the fourth quarter of 2014, we recorded pretax charges of $37.1 million in restructuring charges in connection with the acquisition of Enzymatics discussed in Note 5 "Acquisitions" and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN moving into a new strategic phase that involves a greater emphasis on Next-Generation Sequencing (NGS) and bioinformatics. Of these charges, $26.4 million is recorded in cost of sales, $2.4 million is recorded in sales and marketing, and $8.3 million is recorded in general, administrative, integration and other. The pretax charge consists of $6.4 million for workforce reductions, $19.6 million for fixed asset abandonment charges, $8.7 million for intangible asset abandonment charges in line with strategic initiatives to keep our activities technologically and competitively current. Additionally, we incurred contract termination and consulting costs of $2.4 million. At December 31, 2014, a restructuring accrual of $12.1 million was included in accrued and other liabilities and $2.6 million is included in other long term liabilities in the accompanying consolidated balance sheet. We do not expect to record additional restructuring charges in 2015 related to this program.
2011 Restructuring
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
The following table summarizes the cash components of the restructuring costs. At December 31, 2014 and 2013, restructuring accruals of $0.7 million and $10.6 million, respectively, were included in accrued and other liabilities in the accompanying consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2012	$2,321	$2,466	$137	$4,924
Additional costs in 2013	30,799	372	8,700	39,871
Payments	(22,259)	(1,256)	(7,866)	(31,381)
Release of excess accrual	(1,312)	(1,101)	(460)	(2,873)
Foreign currency translation adjustment	233	(168)	—	65
Balance at December 31, 2013	$9,782	$313	$511	$10,606
Payments	(8,071)	(313)	(511)	(8,895)
Release of excess accrual	(775)	—	—	(775)
Foreign currency translation adjustment	(210)	—	—	(210)
Balance at December 31, 2014	$726	$—	$—	$726

The costs in the above table do not include consulting costs associated with third-party service providers that are assisting with executing the restructuring. We accrue for consulting costs as the services are provided.
Since 2011, we have incurred cumulative restructuring costs totaling $234.6 million which include $56.4 million for personnel related costs, $97.7 million of impairments, and $80.5 million of contract, consulting and other related costs. We did not record additional restructuring charges in 2014 related to this program.
In 2013, we recorded pretax charges of restructuring charges of $78.1 million in general and administrative, restructuring, integration and other. The pretax charges consist of $27.3 million for personnel related costs, $11.8 million of fixed and intangible asset impairments, $2.1 million for contract termination costs, and $36.9 million of other costs including consulting costs. Additionally, we recorded $40.6 million in cost of sales which includes $25.2 million of fixed and intangible asset impairments, $6.5 million for contract termination costs, $5.1 million for the write off of inventory, $3.5 million for personnel costs, and $0.3 million of other costs.
In 2012, we recorded pretax charges of restructuring charges of $41.0 million in general and administrative, restructuring, integration and other which consisted of $5.5 million for personnel related costs, $13.6 million of asset impairments, $3.1 million for contract termination costs (including lease closure costs), and $18.8 million of other costs including consulting costs.

7. Short-term Investments
At December 31, 2014 and 2013, we had $180.2 million and €30.0 million ($41.4 million as of December 31, 2013), respectively, of loan receivables and commercial paper due from financial institutions. These loan receivables and commercial paper are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2014, these loans consist of $149.8 million and €25.0 million ($30.4 million as of December 31, 2014) which mature at various date through June 2016. All instruments that have an original tenor of more than 12 months include put option rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.
At December 31, 2014 and 2013, we also had €3.2 million ($3.9 million) and €6.2 million ($8.5 million), respectively in term deposits with final maturities until December 2017. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.
For the year ended December 31, 2014 and 2013, proceeds from sales of short term investments totaled $275.8 million and $63.1 million, respectively. During the year ended December 31, 2014, realized losses totaled $3.9 million. There were no realized gains or losses during 2013 or 2012.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2014 and 2013:

(in thousands)	2014	2013
Prepaid expenses	$40,359	$36,006
Fair value of derivative instruments	46,802	2,533
Amounts held in escrow in connection with acquisitions	2,500	2,500
Value added tax	13,332	10,605
Other receivables	10,778	14,646
	$113,771	$66,290

9. Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2014 and 2013:

(in thousands)	Estimated useful life (in years)	2014	2013
Land	—	$15,653	$17,172
Buildings and improvements	2-40	300,131	301,069
Machinery and equipment	3-10	244,906	232,097
Computer software	2-10	102,835	103,965
Furniture and office equipment	1-13	86,556	86,326
Construction in progress	—	70,575	97,093
		820,656	837,722
Less: Accumulated depreciation and amortization		(392,563)	(392,678)
Property, plant and equipment, net		$428,093	$445,044
Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2014 and 2013, respectively. For the years ended December 31, 2014, 2013 and 2012 depreciation and amortization expense totaled $67.9 million, $72.5 million and $64.8 million, respectively. For the years ended December 31, 2014, 2013 and 2012 amortization expense related to computer software costs totaled $12.9 million, $10.8 million and $8.2 million, respectively. In connection with the restructuring discussed more fully in Note 6, impairment charges of $19.6 million, $16.2 million and $11.6 million related to discontinued projects were recorded in December 31, 2014, 2013 and 2012, respectively.
Repairs and maintenance expense was $15.9 million, $14.0 million and $13.7 million in 2014, 2013 and 2012, respectively. For the year ended December 31, 2014 and 2013, construction in progress includes amounts related to ongoing software development projects and the construction of new facilities in the United States. For the years ended December 31, 2014, 2013 and 2012, interest capitalized in connection with construction projects was not significant.

10. Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. A summary of these equity method investments, which are included in other long-term assets in the consolidated balance sheets, is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
Company (in thousands)	Ownership Percentage	2014	2013	2014	2013	2012
PreAnalytiX GmbH	50.00%	$18,954	$20,839	$3,557	$2,044	$1,972
QBM Cell Science	19.50%	398	400	(2)	(6)	11
QIAGEN Finance	100.00%	414	267	147	93	122
Pyrobett	19.00%	2,711	3,250	(539)	(265)	(234)
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	30.00%	216	531	(409)	(112)	—
Dx Assays Pte Ltd	33.30%	—	—	710	—	—
Scandinavian Gene Synthesis AB	40.00%	—	—	—	—	(23)
		$22,693	$25,287	$3,464	$1,754	$1,848
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
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) which was established for the purpose of issuing convertible debt in 2004. In August 2004, we issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. The proceeds of the 2004 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed the 2004 Notes, and has agreements with QIAGEN Finance to issue common shares to the investors in the event of conversion of the 2004 Notes. QIAGEN Finance is a variable interest entity. We do not hold any variable interests in QIAGEN Finance, and we are not the primary beneficiary, therefore QIAGEN Finance is not consolidated. Accordingly, the 2004 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance as an equity investment and accordingly records 100% of the profit or loss of QIAGEN Finance in the gain or loss from equity method investees. At present, our maximum exposure to loss as a result of our involvement with QIAGEN Finance is limited to our share of losses from the equity method investment. In January 2015, we repaid the $130.5 million loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance.
At December 31, 2014 and 2013, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $18.6 million and $15.4 million, respectively, which are included in other long-term assets in the consolidated balance sheets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During the years ended December 31, 2014, and 2013, we made new cost-method investments totaling $9.4 million, and $3.3 million, respectively. In 2014, we recorded total impairments to a cost method investment of $6.0 million, of which $4.8 million was recorded in other income (expense), net and $1.2 million was recorded in research and development expense. As of December 31, 2013 and 2012 we recorded impairments of cost method investments of $3.4 million and $3.4 million, respectively, in other income (expense), net.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2014 and 2013:

		2014		2013
(in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	12.20	$312,224	$(185,132)	$326,614	$(168,637)
Developed technology	10.66	708,509	(361,825)	692,727	(310,842)
Customer base, trademarks, and non-compete agreements	10.58	423,685	(179,316)	392,431	(150,657)
	11.19	$1,444,418	$(726,273)	$1,411,772	$(630,136)
Unamortized Intangible Assets:
In-process research and development		$8,769		$8,769
Goodwill		1,887,963		1,855,691
		$1,896,732		$1,864,460

The changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

(in thousands)	Intangibles	Goodwill
BALANCE AT DECEMBER 31, 2012	$853,872	$1,759,898
Additions	17,296	—
Acquisitions	72,448	119,185
Amortization	(126,883)	—
Impairment losses	(19,696)	—
Foreign currency translation adjustments	(6,632)	(23,392)
BALANCE AT DECEMBER 31, 2013	$790,405	$1,855,691
Additions	9,677	—
Acquisitions	103,130	99,846
Amortization	(132,890)	—
Impairment losses	(8,711)	—
Foreign currency translation adjustments	(34,697)	(67,574)
BALANCE AT DECEMBER 31, 2014	$726,914	$1,887,963
Amortization expense on intangible assets totaled approximately $132.9 million, $126.9 million and $133.1 million, respectively, for the years ended December 31, 2014, 2013 and 2012.
In connection with the restructuring discussed more fully in Note 6, impairment charges of $8.7 million, $19.7 million and $2.0 million related to discontinued projects were recorded in December 31, 2014, 2013 and 2012, respectively. Cash paid for purchases of intangible assets during the years ended December 31, 2014 and 2013 totaled $10.4 million and $34.2 million, respectively, of which $0.7 million and $16.9 million, respectively, were not yet in service and are included in other long-term assets in the consolidated balance sheet.
The changes in the carrying amount of goodwill during the years ended December 31, 2014 and 2013 resulted from acquisitions in the respective year and foreign currency translation. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2014 and 2013.
The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During 2013, a development project was completed and $4.5 million of in-process research and development costs were reclassified into developed technology and $2.1 million was added from the Ingenuity acquisition. The amortization of the remaining in-process research and development is expected to begin during 2015 as the projects are completed.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2015	$135,560
2016	$132,526
2017	$118,206
2018	$95,315
2019	$74,037

12. Accrued and Other Liabilities
Accrued and other liabilities at December 31, 2014 and 2013 consist of the following:

(in thousands)	2014	2013
Accrued expenses	$83,357	$88,498
Payroll and related accruals	54,768	53,864
Deferred revenue	49,190	50,642
Accrued royalties	13,855	19,925
Fair value of derivative instruments	10,547	14,518
Accrued contingent consideration and milestone payments	7,477	6,127
Accrued interest on long-term debt	3,884	6,943
Current portion of capital lease obligations	1,125	4,719
Total accrued and other liabilities	$224,203	$245,236

13. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.
As of December 31, 2014, all derivatives that qualify for hedge accounting are fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2014, there is no ineffectiveness. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheet account of the underlying item.
As of December 31, 2013, we did not have any derivatives that were accounted for as hedging instruments. In 2013, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows.

Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2014, the $200.0 million notional swap amount had an aggregate fair value of $3.3 million which is recorded in other long-term assets in the accompanying condensed balance sheet.
Call Options
We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 15. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. The Call Options are intended to offset cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premium of $105.2 million for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 14. The fair value of the Call Options at December 31, 2014 was approximately $147.7 million which is recorded in other long-term assets in the accompanying condensed balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our Consolidated Statements of Income in other (expense) income, net. For the year ended December 31, 2014, the change in the fair value of the Call Options resulted in gains of $42.5 million. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to partially offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 14. The fair value of the embedded cash conversion option at December 31, 2014 was approximately $149.5 million which is recorded in other long-term liabilities in the accompanying balance sheet. For the year ended December 31, 2014, the change in the fair value of the embedded cash conversion option resulted in losses of $44.3 million.
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2014, an aggregate notional value of $1.3 billion and fair value of $46.8 million included in prepaid and other assets and $10.5 million included in accrued and other liabilities, respectively, and which expire at various dates through December 2015.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2013, an aggregate notional value of $842.1 million and fair values of $2.5 million and $14.5 million included in prepaid and other assets and accrued and other liabilities, respectively, which expired at various dates through April 2014. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2014 and 2013:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Derivative instruments designated as hedges
Interest rate contracts	$3,294	$—	$—	$—
Total derivative instruments designated as hedges	$3,294	$—	$—	$—
Undesignated derivative instruments
Call spread overlay	$147,707	$—	$(149,450)	$—
Foreign exchange contracts	46,802	2,533	(10,547)	(14,518)
Total derivative instruments	$194,509	$2,533	$(159,997)	$(14,518)
Gains and Losses on Derivative Instruments
The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2014 and 2013:

Year-Ended December 31, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$3,294

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,743)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	61,713
				$59,970

Year-Ended December 31, 2013 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other expense / income, net	n/a	$(19,409)

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

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 15, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 15, "Lines of Credit and Debt", and Note 13, "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of December 31, 2014 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	As of December 31, 2014				As of December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$3,885	$180,151	$—	$184,036	$8,550	$41,373	$—	$49,923
Call option	—	147,707	—	147,707	—	—	—	—
Foreign exchange contracts	—	46,802	—	46,802	—	2,533	—	2,533
Interest rate contracts	—	3,294	—	3,294	—	—	—	—
	$3,885	$377,954	$—	$381,839	$8,550	$43,906	$—	$52,456
Liabilities:
Foreign exchange contracts	$—	$10,547	$—	$10,547	$—	$14,518	$—	$14,518
Cash conversion option	—	149,450	—	149,450	—	—	—	—
Contingent consideration	—	—	17,477	17,477	—	—	6,127	6,127
	$—	$159,997	$17,477	$177,474	$—	$14,518	$6,127	$20,645

Activity for liabilities with Level 3 inputs is summarized in the following table:

(in thousands) (unaudited)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
BALANCE AT DECEMBER 31, 2012	$18,983
Additions from acquisitions	2,065
Payments	(3,834)
Gain included in earnings	(11,127)
Foreign currency translation	40
BALANCE AT DECEMBER 31, 2013	$6,127
Additions from acquisitions	13,057
Payments	(457)
Gain included in earnings	(1,162)
Foreign currency translation	(88)
BALANCE AT DECEMBER 31, 2014	$17,477
For the year ended December 31, 2014, $10.0 million is included in other long-term liabilities and $7.5 million is included in accrued liabilities. During 2014, gains for the reduction in the fair value of contingent consideration totaling $1.2 million were recognized in cost of sales. For the year ended December 31, 2013, the gains of $11.1 million were recognized in earnings as follows: $10.6 million in cost of sales and $0.5 million in general and administrative, restructuring, integration and other.
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2014 and 2013 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10.

15. Lines of Credit and Debt
Our credit facilities available at December 31, 2014 total €436.6 million (approximately $530.1 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2019 of which no amounts were utilized at December 31, 2014, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of December 31, 2014. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. In 2014 and 2013, $1.8 million and $1.3 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2014. The credit facilities are for general corporate purposes.
At December 31, 2014, total long-term debt was approximately $1,172.1 million, $131.1 million of which is current. We believe that funds from operations, existing cash and cash equivalents, short-term investments and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2015.

Total long-term debt consists of the following:

(in thousands)	December 31, 2014	December 31, 2013
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.7% repaid in March 2014	$—	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	130,451	145,000
3.19% Series A Senior Notes due October 16, 2019	73,645	73,000
3.75% Series B Senior Notes due October 16, 2022	302,648	300,000
3.90% Series C Senior Notes due October 16, 2024	27,000	27,000
0.375% Senior Unsecured Cash Convertible Notes due 2019	386,332	—
0.875% Senior Unsecured Cash Convertible Notes due 2021	251,335	—
Other notes payable bearing interest up to 6.28% and due through September 2015	668	483
Total long-term debt	1,172,079	845,483
Less current portion	131,119	207
Long-term portion	$1,040,960	$845,276
Interest expense on long-term debt was $36.4 million, $28.4 million and $17.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.
Future principal maturities of long-term debt as of December 31, 2014 are as follows:

Year ending December 31,	(in thousands)
2015	$131,119
2016	—
2017	—
2018	—
2019	459,977
thereafter	580,983
$1,172,079

Cash Convertible Notes due 2019 and 2021
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes”. The aggregate net proceeds of the Cash Convertible Notes was $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs, excluding approximately $0.1 million of accrued debt issuance costs at December 31, 2014. Additionally, we used $372.5 million of the net proceeds to repay the 2006 Notes and related subscription right described below.
Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
The Cash Convertible Notes are convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and September 18, 2020 for the 2021 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity Date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert their Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes as defined in the agreement;

•
during the five business day period immediately after any ten consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness.
The initial conversion rate is 7,056.7273 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an initial conversion price of approximately $28.34 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the 2019 Notes or 2021 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
The Cash Convertible Notes are senior unsecured obligations, and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Cash Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is unsubordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of operations until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 13.
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2014, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately five and seven years, respectively. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the fair value of the 2019 and 2021 Notes at December 31, 2014 was $452.0 million and $318.1 million, respectively.
In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized over the terms of the Cash Convertible Notes.

Interest expense related to the Cash Convertible Notes was comprised of the following:

Year-Ended
December 31,
(in thousands)	2014
Coupon interest	$3,307
Amortization of original issuance discount	12,836
Amortization of debt issuance costs	1,693
Total interest expense related to the Cash Convertible Notes	$17,836
Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. The Call Options are derivative financial instruments and are discussed further in Note 13. The Warrants are equity instruments and are further discussed in Note 17.
Aside from the initial payment of a premium of $105.2 million for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of 32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). The Warrants could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. Approximately €170.0 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility in 2012. The remainder of the proceeds provides additional resources to support our longer-term business expansion. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2014. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes as of December 31, 2014 was approximately $390.6 million, taking into account that $200.0 million of such notes are the hedged item in the fair value transaction described in Note 13.
2006 Notes
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at December 31, 2013, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.7% and were originally due in December 2014. In 2012, we refinanced the $300 million note with QIAGEN Euro Finance and under the new terms the debt is due in May 2026. Interest was payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and were convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In March 2014, we redeemed the $300 million loan payable to Euro Finance and approximately 98% of the subscription right with QIAGEN Euro Finance for $372.5 million, and recognized a loss on the redemption of $4.6 million in other (expense) income, net. Contemporaneously, QIAGEN Euro Finance redeemed the 2006 Notes. During 2014, we issued 0.2 million common shares in exchange for $3.9 million upon the exercise of the remaining subscription rights.
2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% at December 31, 2014 and 2013. The 2004 Notes are due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 10.1 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with the conversions. The 2004 Notes could be redeemed, in whole or in part, at QIAGEN Finance's option at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes could require QIAGEN Finance to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2019. As of December 31, 2014, $130.5 million is included in short-term debt for the loan amounts payable to QIAGEN Finance, with a maturity date of February 2024 but is due on demand in connection with conversions. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2014 was $242.1 million. As of December 31, 2014, we have reserved 10.1 million common shares for issuance in the event of conversion of the 2004 Notes. In January 2015, we repaid the $130.5 million loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance.
We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayment obligations as they come due in the next twelve months.

16. Income Taxes
Income before provision for income taxes for the years ended December 31, 2014, 2013 and 2012 consisted of:

(in thousands)	2014	2013	2012
Pretax income in The Netherlands	$(5,806)	$24,135	$27,222
Pretax income from foreign operations	124,320	13,203	117,931
	$118,514	$37,338	$145,153

The provisions for income taxes for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands)	2014	2013	2012
Current—The Netherlands	$936	$2,874	$3,271
—Foreign	41,667	33,452	35,112
	42,603	36,326	38,383
Deferred—The Netherlands	317	—	—
—Foreign	(41,608)	(68,086)	(22,767)
	(41,291)	(68,086)	(22,767)
Total provision for income taxes	$1,312	$(31,760)	$15,616

The Netherlands statutory income tax rate was 25% for the years ended December 31, 2014, 2013 and 2012. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$29,628	25.0%	$9,334	25.0%	$36,288	25.0%
Earnings of subsidiaries taxed at different rates	1,655	1.4	(5,732)	(15.4)	5,180	3.6
Tax impact from permanent items	9,339	7.9	6,219	16.7	4,854	3.4
Tax impact from tax exempt income	(38,552)	(32.5)	(38,371)	(102.8)	(36,969)	(25.5)
Tax contingencies, net	4,409	3.7	1,986	5.3	2,729	1.9
Taxes due to changes in tax rates	330	0.3	(1,640)	(4.4)	(1,086)	(0.8)
Taxes due to changes in tax laws	—	—	—	—	2,697	1.9
Research and development	(4,268)	(3.6)	(2,211)	(5.9)	(1,181)	(0.8)
Restructuring	—	—	(872)	(2.3)	—	—
Prior year taxes	(1,950)	(1.7)	(888)	(2.4)	2,805	1.9
Other items, net	721	0.6	415	1.1	299	0.2
Total provision for income taxes	$1,312	1.1%	$(31,760)	(85.1)%	$15,616	10.8%
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are open since 2002 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2010. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2010 through the current period.
Starting in February 2014, U.S. tax authorities (Internal Revenue Service) have been auditing our US federal tax return for 2011 and 2012. The audit is currently in process and we expect to close the audit in 2015.
In 2012, we established a reserve related to withholding tax on a specific intercompany transaction for $3.9 million including penalty. During 2013, we settled on this issue with the relevant tax authorities, which resulted in a release of the remaining $1.9 million reserve in the fourth quarter of 2013.
We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2014 will significantly increase or decrease during the twelve-month period ending December 31, 2015; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.
Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2012	$10,775
Additions based on tax positions related to the current year	2,024
Additions for tax positions of prior years	1,244
Settlement with taxing authorities	(1,891)
Reductions due to lapse of statute of limitations	(296)
Decrease from currency translation	(271)
Balance at December 31, 2013	$11,585
Additions based on tax positions related to the current year	4,448
Decrease from currency translation	(31)
Balance at December 31, 2014	$16,002
At December 31, 2014 and 2013, our net unrecognized tax benefits totaled approximately $16.0 million and $11.6 million, respectively, of which $14.0 million and $11.6 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $3.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2014 and 2013, we have net interest (income) expense and penalties of $(0.3) million and $(1.7) million, respectively. At December 31, 2014 and 2013, we have accrued interest of $1.1 million and $1.3 million, respectively, which are not included in the table above.
We have recorded net deferred tax liabilities of $82.8 million and $101.6 million at December 31, 2014 and 2013, respectively. The components of the net deferred tax liability at December 31, 2014 and December 31, 2013 are as follows:

	2014		2013
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$33,208	$—	$43,108	$—
Accrued and other liabilities	20,425	—	21,520	—
Inventories	4,798	(1,358)	5,117	(1,304)
Allowance for bad debts	1,155	(483)	2,351	(1,016)
Currency revaluation	510	(211)	399	(57)
Depreciation and amortization	3,616	(10,645)	2,132	(7,260)
Capital lease	1,128	—	1,925	—
Tax credits	3,347	—	1,774	—
Unremitted profits and earnings	—	(1,064)	—	(1,150)
Intangibles	1,030	(199,677)	4,698	(211,435)
Equity awards	14,209	—	11,812	—
Interest	38,013	—	25,801	—
Convertible debt	10,055	—	—	—
Other	1,901	(2,108)	2,687	(2,063)
Valuation allowance	(602)	—	(621)	—
	$132,793	$(215,546)	$122,703	$(224,285)
Net deferred tax liabilities		$(82,753)		$(101,582)
At December 31, 2014 and 2013, we had $270.1 million and $201.1 million in total foreign net operating loss (NOL) carryforwards. At December 31, 2014 and 2013, we had $120.8 million and $99.1 million of U.S. federal (NOL) carryforwards. At December 31, 2014, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code. In 2014, the U.S. NOL increased significantly due to the acquisitions, which resulted in additional NOLs of $44.4 million. Approximately $43.3 million of NOL will be limited under IRC 382 and we anticipate that we will only be able to utilize about $1.1 million of the total NOL. The remaining NOL is not expected to be utilized before expiration. The NOLs in the U.S. will expire beginning December 31, 2021 through December 31, 2031. As of December 31, 2014 and 2013, we had other foreign NOL carryforwards totaling approximately $149.3 million and $102.0 million, respectively, with $9.3 million added in 2014 due to acquisitions. During 2014, Germany generated approximately $21.6 million NOL related to trade tax and utilized approximately $25.5 million CIT NOL generated in 2013. A portion of the foreign NOLs will be expiring beginning December 2015. The valuation allowance amounts for the years ended December 31, 2014 and 2013 are $0.6 million.
As of December 31, 2014, a provision has not been made for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $317.1 million at December 31, 2014. We have $19.1 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2014 and December 31, 2013, of approximately $1.1 million and $1.2 million respectively. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

17. Equity
Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 15) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds, net of issuance costs, from the sale of the Warrants of approximately $68.9 million are included as additional paid in capital in the accompanying balance sheet. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
Share Repurchase Program
In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.
In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs). In 2013, 1.0 million QIAGEN shares were repurchased for $22.7 million and 3.4 million QIAGEN shares were repurchased for $77.7 million in 2014 for an aggregate cost of $100.4 million (including performance fees), under this program.
In July 2014, we announced the launch of our third $100 million share repurchase program after completing the second $100 million program in June 2014. In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.
Accumulated Other Comprehensive Income (Loss)
The following table is a summary of the components of accumulated other comprehensive (loss) income at December 31:

(in thousands)	2014	2013
Net unrealized loss on pension, net of tax	$(882)	$(401)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $6.8 million and $6.5 million in 2014 and 2013, respectively	12,933	12,164
Foreign currency translation adjustments	(146,786)	(15,955)
Accumulated other comprehensive (loss) income	$(134,735)	$(4,192)

18. Earnings per Common Share
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

	Years ended December 31,
(in thousands, except per share data)	2014	2013	2012
Net income attributable to the owners of QIAGEN N.V.	$116,634	$69,073	$129,506

Weighted average number of common shares used to compute basic net income per common share	232,644	234,000	235,582
Dilutive effect of stock options and restrictive stock units	3,573	3,023	2,341
Dilutive effect of outstanding warrant shares	5,321	5,152	2,823
Weighted average number of common shares used to compute diluted net income per common share	241,538	242,175	240,746
Outstanding options and awards having no dilutive effect, not included in above calculation	422	1,616	2,906
Outstanding warrants having no dilutive effect, not included in above calculation	32,505	21,315	23,644

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.50	$0.30	$0.55
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.48	$0.29	$0.54

19. Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $25.6 million, $26.4 million and $21.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Minimum future obligations under capital and operating leases at December 31, 2014 are as follows:

(in thousands)	Capital Leases	Operating Leases
2015	$1,552	$17,437
2016	1,584	12,515
2017	1,366	9,873
2018	1,522	7,027
2019	—	5,331
Thereafter	—	8,819
	6,024	$61,002
Less: Amount representing interest	(894)
	5,130
Less: Current portion	(1,125)
Long-term portion	$4,005
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $13.9 million and $19.9 million at December 31, 2014 and 2013, respectively. Royalty expense relating to these agreements amounted to $48.8 million, $53.2 million, and $52.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2014, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2015	$71,569	$1,783
2016	17,785	1,787
2017	9,222	1,737
2018	8,174	1,600
2019	7,420	1,531
Thereafter	—	2,116
	$114,170	$10,554
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, we could be required to make additional contingent cash payments totaling up to $88.4 million based on the achievement of certain revenue and operating results milestones as follows: $24.9 million in 2015, $25.7 million in 2016, $15.5 million in 2017, and $22.3 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $88.4 million total contingent obligation, we have assessed the fair value at December 31, 2014, to be $17.5 million, of which $10.0 million is included in other long-term liabilities and $7.5 million is included in accrued liabilities in the accompanying balance sheet.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2014, the commitment under these agreements totaled $15.5 million.
Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2014 and 2013 appropriately reflect the estimated cost of such warranty obligations.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other current assets and amount to $2.5 million as of December 31, 2014 and 2013. In addition, we have recorded $0.1 million for preacquisition contingencies as a liability under accrued and other liabilities as of December 31, 2014 and 2013.
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2014, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigations will not have a material adverse effect on QIAGEN’s financial position or results of operations.

20. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan will expire by its terms in April 2015, at which time no further awards will be able to be granted under the 2005 Plan. The plans allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and had approximately 14.1 million Common Shares reserved and available for issuance under the 2005 Plan at December 31, 2014.
Stock Options
During the year ended December 31, 2013, we granted 543,903 stock options. No stock options were granted in 2014. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2013 and 2012:

	2013	2012
Stock price volatility	27%	34%
Risk-free interest rate	0.88%	0.82%
Expected life (in years)	4.93	4.89
Dividend rate	0%	0%
Forfeiture rate	4.1%	5.9%

A summary of the status of employee stock options as of December 31, 2014 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2014	3,394	$17.54
Exercised	(791)	$15.26
Forfeited	(53)	$18.97
Expired	(19)	$16.61
Outstanding at December 31, 2014	2,531	$18.23	5.05	$13,231
Vested at December 31, 2014	2,056	$18.10	4.39	$11,025
Vested and expected to vest at December 31, 2014	2,514	$18.23	5.03	$13,148
Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2013 and 2012 was $4.94 and $4.80, respectively. The total intrinsic value of options exercised during the years ended December 31, 2014 and 2013 was $6.3 million and $25.3 million, respectively. At December 31, 2014, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $1.2 million and will be recognized over a weighted average period of approximately 0.95 years.
At December 31, 2014, 2013 and 2012, 2.1 million, 2.3 million and 4.3 million options were exercisable at a weighted average price of $18.10, $16.99 and $13.18 per share, respectively. The options outstanding at December 31, 2014 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally three to five years, and in certain grants 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 5.4%. At December 31, 2014, there was $104.8 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.68 years. The weighted average grant date fair value of stock units granted during the year ended December 31, 2014 was $22.73. The total fair value of stock units that vested during the years ended December 31, 2014 and 2013 was $34.1 million and $22.6 million, respectively.
A summary of stock units as of December 31, 2014 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2014	9,696
Granted	1,696
Vested	(1,528)
Forfeited	(704)
Outstanding at December 31, 2014	9,160	2.68	$215,041
Vested and expected to vest at December 31, 2014	7,727	2.55	$180,497
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2014, 2013 and 2012 totaled approximately $42.2 million, $37.9 million and $25.4 million, respectively, as shown in the table below. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $1.6 million, $3.1 million and $1.5 million, respectively, for the years ended December 31, 2014, 2013 and 2012.

Compensation Expense (in thousands)	2014	2013	2012
Cost of sales	$2,726	$3,337	$2,328
Research and development	6,650	7,632	4,167
Sales and marketing	8,290	10,412	6,123
General and administrative	24,522	16,554	12,737
Share-based compensation expense	42,188	37,935	25,355
Less: income tax benefit	9,685	8,832	5,630
Net share-based compensation expense	$32,503	$29,103	$19,725
During the year ended December 31, 2013, we recognized expense of $1.4 million in connection with retirement provisions for Supervisory Board members. No share-based compensation cost was capitalized in inventory in 2014, 2013 or 2012 as the amounts were not material.

21. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.1 million, $1.7 million and $3.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. In 2013, the total expense was lower partially due to matching amounts which were funded from forfeited amounts. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2014, 2013 and 2012.
We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $5.0 million at December 31, 2014 and $4.3 million at December 31, 2013, and is included as a component of other long-term liabilities on the consolidated balance sheets.

22. Related Party Transactions
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) which was established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance is a variable interest entity for which we do not hold any variable interests and are not the primary beneficiary, thus it is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2014 and 2013, we had loans payable to QIAGEN Finance of $130.5 million and $145.0 million, respectively, accrued interest due to QIAGEN Finance of $3.9 million and $4.3 million, respectively and also had amounts receivable from QIAGEN Finance of $3.0 million and $3.4 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital. In January 2015, we repaid the $130.5 million loan to QIAGEN Finance.
We have a 100% interest in QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which was established for the purpose of issuing convertible debt. Euro Finance was a variable interest entity for which we did not hold any variable interests and were not the primary beneficiary, thus it was not consolidated in 2013. As of December 31, 2013, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and amounts receivable from Euro Finance of $1.3 million. The loan payable to Euro Finance was redeemed together with all accrued interest in the first quarter of 2014.
In June 2013, we collected $1.6 million from a loan receivable due from a company in which we also hold an interest.
During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we paid a total of $7.7 million in 2013.
From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

Year ending December 31, (in thousands)	2014	2013
Net sales	$1,567	$6,193
Accounts receivable	$1,797	$5,680
Accounts payable	$1,397	$537

23. Subsequent Events
In January 2015, we launched an offer to repurchase all of the outstanding convertible notes due 2024 and repaid the $130.5 million loan to QIAGEN Finance and repurchased the related warrants to optimize our balance sheet by reducing the related potential share dilution. Concurrently, all of the outstanding 2004 Notes were tendered, and we currently expect to make approximately $250 million of cash payments from existing reserves for the repurchase.
In February 2015, QIAGEN Marseille, a fully consolidated entity, agreed to the sale of all its business, including all assets and liabilities, with the exception of its intellectual property portfolio. The value of the transaction has been fixed at €1.2 million.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2012:
Allowance for doubtful accounts	$4,315	$1,048	$(240)	$98	$5,221
Year Ended December 31, 2013:
Allowance for doubtful accounts	$5,221	$6,901	$(1,527)	$88	$10,683
Year Ended December 31, 2014:
Allowance for doubtful accounts	$10,683	$1,363	$(2,263)	$(936)	$8,847

S- 1