Form 20-F
period 2015-12-31
QIAGEN NV
filed 2016-02-29
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
Commission File Number 0-28564
 _____________________________________________
QIAGEN N.V.
(Exact name of Registrant as specified in its charter)
n/a
(Translation of Registrant’s name in English)
The Netherlands
(Jurisdiction of incorporation or organization)
Hulsterweg 82
5912 PL Venlo
The Netherlands
011-31-77-355-6600
(Address of principal executive offices)
_____________________________________________
Roland Sackers, Tel: 011-31-77-355-6600, Fax: 011-31-77-355-6658
QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands
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
The number of outstanding Common Shares as of December 31, 2015 was 233,005,776.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at February 24, 2016, was $1.0981 per €1.
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
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheets at December 31, 2015 and 2014 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2012 and 2011, and the consolidated balance sheets as of December 31, 2013, 2012 and 2011, is derived from audited consolidated financial statements not included in this Annual Report. The 2011 amounts for working capital, total assets and total long-term liabilities, including current portion, have been adjusted to correctly reflect deferred taxes as current or non-current and to net deferred tax positions within the same tax jurisdictions. These balance sheet reclassifications had no effect on total equity at December 31, 2011.

Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2015	2014	2013	2012	2011
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,280,986	$1,344,777	$1,301,984	$1,254,456	$1,169,747
Cost of sales	454,611	479,839	486,494	430,432	419,938
Gross profit	826,375	864,938	815,490	824,024	749,809
Operating expenses:
Research and development	147,180	163,627	146,070	122,476	130,636
Sales and marketing	360,962	376,873	371,523	343,549	307,332
General and administrative, restructuring, integration and other	103,874	126,550	199,072	152,068	185,507
Acquisition-related intangible amortization	38,666	37,070	35,495	36,117	26,746
Total operating expenses	650,682	704,120	752,160	654,210	650,221
Income from operations	175,693	160,818	63,330	169,814	99,588
Other expense	(43,195)	(42,304)	(25,992)	(24,661)	(3,376)
Income before income taxes	132,498	118,514	37,338	145,153	96,212
Income taxes	5,641	1,312	(31,760)	15,616	1,263
Net income	$126,857	$117,202	$69,098	$129,537	$94,949
Net (loss) income attributable to noncontrolling interest	(246)	568	25	31	(1,089)
Net income attributable to QIAGEN N.V.	$127,103	$116,634	$69,073	$129,506	$96,038
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.54	$0.50	$0.30	$0.55	$0.41
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.54	$0.48	$0.29	$0.54	$0.40
Weighted-average common shares outstanding
Basic	233,483	232,644	234,000	235,582	233,850
Diluted	237,158	241,538	242,175	240,746	239,064
 ____________________

(1)	See Note 18 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2015	2014	2013	2012	2011
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$290,011	$392,667	$330,303	$394,037	$221,133
Working capital (1)	$693,261	$717,124	$583,851	$725,752	$293,753
Total assets	$4,189,678	$4,454,372	$4,088,392	$4,087,631	$3,729,685
Total long-term liabilities, including current portion	$1,360,293	$1,496,991	$1,032,409	$1,101,550	$725,874
Total equity	$2,561,954	$2,657,999	$2,723,871	$2,724,363	$2,557,798
Common shares, par value	$2,812	$2,812	$2,812	$2,769	$2,739
Common shares issued	239,707	239,707	239,707	236,487	234,221
Common shares outstanding	233,006	232,023	233,890	234,544	234,221
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
Our business has grown, with total net sales increasing to $1.28 billion in 2015 from $1.17 billion in 2011. We have made a series of acquisitions in recent years, including MO BIO Laboratories in 2015, Enzymatics and BIOBASE in 2014, Ingenuity and CLC bio in 2013, and Intelligent BioSystems and AmniSure in 2012. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We have also made significant investments to expand our business operations. We completed an expansion project in Germany in early 2012 and another at our facility in Germantown, Maryland, for research, production and administrative space in 2013. We completed two smaller-scale building projects in 2015. These expansion projects have increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these planned facilities. In 2012, we added a subsidiary in Poland as part of the creation of a new global shared services center to gain economies of scale in various administrative functions. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems.
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
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	integration and retention of fundamental personnel and technical expertise;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.
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
In the development of new products we may make significant investments in intellectual property and software. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our new GeneReader NGS System for next-generation sequencing (NGS), sample and assay technologies designed either for QIAGEN instruments or for "universal" use on other platforms, and bioinformatics solutions to analyze and interpret genomic data.
The speed and level of adoption of our QIAsymphony and GeneReader NGS platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of QIAsymphony and GeneReader NGS System are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony or GeneReader NGS System, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, or the GeneReader NGS System could significantly affect sales of products designed to run on these platforms.
Our strategic initiative in NGS, including rollout of the GeneReader NGS System and related consumables, aims to drive the adoption of this technology in clinical research and diagnostics. This involves development and commercialization of universal pre-analytic and bioinformatics products for NGS, as well as commercialization of our proprietary GeneReader NGS workflow and related consumables. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReader workflow will affect sales of our Sample to Insight solutions.
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
In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets. While this is fully established today, the European Commission and the European parliament have approved a major recast to this directive. While this recast is still in the final stages of the political process called the “Trilogue”, once implemented it will re-classify medical devices, add additional emphasis on clinical efficacy and bring this into a new legal framework. It is anticipated that industry will have at least 5 years to fully implement this after the approval but this is still in negotiation as part of the Trilogue.
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
Changes in tax laws or their application or the termination or reduction of certain government incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. Additionally, changes in other laws may subject us to additional excise taxes, such as the U.S. health care reform legislation that was signed into law in the U.S. in 2010. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility.
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
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, the United Kingdom and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.
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
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because it is during this period that they receive new information on both their budgets and requirements. Additionally, volatility in the timing of milestones from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
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
We have a significant amount of debt and debt service obligations as well as restrictive covenants imposed on us by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.
Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.
Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services;

•	repayment or refinancing of debt; and

•	payments in connection with our hedging activities.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2015, we had outstanding long-term debt of approximately $1.1 billion, of which no amount was current. Furthermore, as of December 31, 2015, we had capital lease obligations, including the current portion, of $3.3 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.
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
The accounting for the Cash Convertible Notes will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income.
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
At December 31, 2015, our consolidated balance sheet reflected approximately $1.9 billion of goodwill and approximately $636.4 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, the United Kingdom and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, South Africa and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
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
Unethical behavior and non-compliance with laws by our sales agents, consultants, distributors or employees could seriously harm our business.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries, and in all countries as well, create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
We have made investments in and are expanding our business into emerging markets, which exposes us to risks.
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 15% of total sales in 2015, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2015, we owned 298 issued patents in the United States, 199 issued patents in Germany and 1,234 issued patents in other major industrialized countries. In addition, at December 31, 2015, we had 859 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $28.53 to a low of $19.46 on NASDAQ, and a high of €26.05 to a low of €14.38 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
Between October 2012 and April 2013, we repurchased a total of 5.1 million of our Common Shares for an aggregate cost of $99.0 million, and between September 2013 and June 2014, we repurchased an additional 4.4 million of our Common Shares for $100.4 million (including performance fees). In 2014 and 2015, we repurchased a total of 2.9 million Common Shares for an aggregate cost of $69.9 million under our third share repurchase program. The purpose of these repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments and/or employee share-based remuneration plans and thus to reduce dilution to our existing Common Share holders. We may decide not to continue such programs in the future, the covenants we have with our lenders may limit our ability to use available cash to do so, and the market price of our Common Shares may make such repurchases less desirable. In any of these cases, our Common Share holders may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2015, a total of approximately 233.0 million Common Shares were outstanding along with approximately 10.8 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 1.7 million were vested. A total of approximately 19.7 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2015, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlay cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances).
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.
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
Since the first sequencing of the human genome was completed in 2003, an explosion in genomic discoveries has launched what observers are calling “the Century of Biology.” Dramatic acceleration in the speed of sequencing - and reduction in cost - is generating vast quantities of genomic data and new discoveries in biology. This growing knowledge of the molecular basis of life, its mechanisms and diseases, is driving a revolution in research and influencing many areas of everyday life. QIAGEN’s mission is to drive this era of discoveries and the wide-ranging practical applications they are spawning for the future.
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
Net sales of $1.28 billion in 2015 were comprised of consumable kits and other revenues (87% of sales) and automated systems and instruments (13% of sales). Approximately 50% of net sales in 2015 were in Molecular Diagnostics, and 50% went to Life Sciences customer classes in the Academia, Pharma and Applied Testing markets.
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
The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600.
As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.
Recent Developments
QIAGEN has achieved a number of recent strategic milestones in serving customers and growing our business.
Leadership in sample technologies continuing to drive growth:

•
Building on our long-standing core strength in sample technologies, which labs around the world rely on to obtain highest-quality DNA and RNA for downstream analysis, we further expanded our offering in 2015 to maximize the value of our portfolio by addressing additional front-end issues for customers. QIAGEN is pioneering “liquid biopsies” to unlock valuable molecular insights from body fluids such as blood rather than surgical biopsies. We also continue to add cutting-edge technologies to address particularly difficult sample challenges in life science research.

•
In 2015 we expanded our pipeline by acquiring the innovative AdnaGen technology, which enables enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples. CTCs are pivotal to understanding the biology of cancer, and they hold promise to help guide treatment decisions, evaluate disease burden and monitor tumor progression.

•
We also partnered with Cell Microsystems for exclusive rights to commercialize the CellRaft Array technology, considered the most cost-efficient, viable technology for isolation and analysis of single cells, a rapidly emerging area of research. The addition complements QIAGEN’s existing single-cell portfolio that includes the REPLI-g product line.

•
In late 2015 we acquired MO BIO Laboratories, a leader in technologies to analyze the impact of microbial diversity. Studies of the microbiome and metagenomics, enabled by next-generating sequencing, are increasingly important because of the impact microorganisms exert on human health and the environment. MO BIO's proprietary technology for isolating nucleic acids from challenging samples such as soil, water, plants, skin and feces addresses a critical need for laboratories. QIAGEN has launched a range of new products for microbiome analysis, from sample technologies to bioinformatics.

QuantiFERON-TB Gold growing briskly as world focuses on tuberculosis control:

•
The QuantiFERON-TB Gold (QFT) and QuantiFERON-TB Gold Plus (QFT-Plus) tests for latent tuberculosis infection again delivered rapid growth in 2015. Our novel QuantiFERON-TB technology has become the latent TB test of choice with high market shares around the world - and about 80% market share in Europe. Our modern QuantiFERON-TB technology is displacing the century-old tuberculin skin test (TST) in screening for TB infection.

•
Active tuberculosis (TB), a severe infectious disease that can be fatal if untreated, often results from “reactivation” of latent TB, an asymptomatic phase of the infection that can lie dormant for years. TB control programs are increasingly screening vulnerable subpopulations and treating those infected with latent TB to prevent the emergence of the active, contagious disease. Using a small blood sample, QFT or QFT-Plus are more reliable than skin tests in detecting latent TB.

•
In February 2015, groundbreaking clinical data on QuantiFERON-TB Gold was published in The Lancet. Testing more than 21,000 people in China, the study demonstrated that QFT provided more accurate diagnosis than the tuberculin skin test. The authors recommended community-based screening of at-risk populations with a modern blood test such as QFT.

•	QuantiFERON-TB Gold Plus, the fourth generation of our market-leading test, gained momentum in 2015 after receiving

CE-IVD clearance in late 2014 for sale in 30 European countries. U.S. development and regulatory efforts are ongoing.

•
Adoption of the QuantiFERON technology continues to spread. The National Health System (NHS) in England selected QFT-Plus for use in laboratory testing tenders as part of its TB control initiatives. In Germany, authorities recommended modern blood tests such as QFT and QFT-Plus after a large influx of Middle Eastern refugees, one of the vulnerable subpopulations in need of TB screening, depleted supplies of the only approved source of tuberculin skin tests. The U.S. Occupational Safety and Health Administration cited QFT in a directive on TB testing of healthcare workers.

•	QuantiFERON Monitor (QFM) was launched in Europe in 2015 for initial use in transplant patients as a standardized, cost-effective measurement of immune system response.
Next-generation sequencing solutions extending QIAGEN's reach:

•
In late 2015 we introduced the GeneReader NGS System, the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. The platform is the world's first truly end-to-end NGS workflow from primary sample to a final report - providing a simpler, more cost-effective way for clinical testing to take advantage of NGS technology and improve outcomes.

•
The GeneReader NGS System has gained positive customer feedback. At its rollout during the Association for Molecular Pathology (AMP) 2015 Annual Meeting, the Broad Institute of MIT and Harvard presented an analysis demonstrating the accuracy of the platform through a head-to-head comparison with other molecular testing systems.

•
With the GeneReader NGS System we introduced our new Actionable Insights Tumor Panel, the first in a family of GeneRead QIAact Panels. The novel gene panel targets 12 clinically actionable genes that are often analyzed in prevalent types of cancer, including breast, ovarian, colorectal, lung and melanoma. The panel can detect up to 1,250 different genetic mutations in a sample. The panel is integrated with QIAGEN Clinical Insight software to access the latest data on relevant variants using the QIAGEN Knowledge Base, the industry's largest collection of human-curated genomic findings and literature.

•
We integrated the Enzymatics technology and consumables portfolio, which we acquired in December 2014, into our offering of universal NGS products. Enzymatics products are used in an estimated 80% of all next-generation sequencing workflows.

Leadership in Personalized Healthcare gaining further momentum:

•
QIAGEN continues to roll out novel companion diagnostics that deliver insights enabling personalized treatment decisions based on patients’ individual genomic information. Our Personalized Healthcare pipeline is gaining momentum through new collaborations with Pharma companies, expanding platform options and the licensing of novel biomarkers.

•
The therascreen® EGFR RGQ PCR Kit received U.S. regulatory approval in 2015 to guide the use of AstraZeneca’s IRESSA® (gefitinib) in patients with advanced or metastatic non-small cell lung cancer (NSCLC). A U.S. regulatory submission also was completed for this kit, to guide the use of Clovis Oncology’s proposed targeted therapy rociletinib, for the treatment of patients with NSCLC harboring a T790M mutation in the EGFR gene.

•
In 2015 QIAGEN's therascreen EGFR RGQ Plasma PCR kit received CE-IVD marking as the first-ever liquid biopsy-based companion diagnostic to gain regulatory clearance for use in lung cancer patients. We have other co-development efforts underway to commercialize companion diagnostics based on non-invasive liquid biopsies.

•
QIAGEN and Biotype Diagnostics GmbH entered into a partnership to develop and commercialize molecular diagnostic workflows, especially for companion diagnostics, based on QIAGEN’s Modaplex platform. The system enables customers to detect, characterize and measure up to 100 parameters simultaneously.

•
An agreement with Columbia University provided exclusive rights for diagnostics based on fusions of the fibroblast growth factor receptor (FGFR) and transforming acidic coiled-coil (TACC) genes in various cancers. The program is synergistic with our pipeline, including development of companion diagnostics based on the IDH1 and IDH2 biomarkers.

Collaborations with Pharma expanding to drive growth in Personalized Healthcare:

•
As the world’s leading independent developer of molecular technologies, QIAGEN is the preferred partner for pharmaceutical and biotech companies to develop and commercialize companion diagnostics paired with targeted drugs. In 2015 we initiated a record number of co-development projects with existing and new partners and reached a milestone of 15 master collaboration agreements, each enabling multiple projects. These partnerships add to our pipeline of companion diagnostics to be commercialized in the future, following clinical trials and regulatory approvals along with the drugs.

•
In 2015, we launched collaborations for co-development of tests based on several cancer-related biomarkers including IDH1/2, FGFR, BRCA, BRAF and PI3K, using a range of different detection technologies including PCR, Modaplex, QuantiFERON and next-generation sequencing (NGS).

•
Most of these collaborations are undisclosed at the request of the Pharma partners. One recently announced program will commercialize a non-invasive companion diagnostic for a novel Tokai Pharmaceuticals drug compound that is in late-stage trials for treatment of castration-resistant prostate cancer, using our new AdnaGen circulating tumor cell technology. Another new partnership begins with development of a companion diagnostic paired with a targeted compound from Array BioPharma that is currently in Phase III clinical trials for use in patients with NRAS-mutant melanoma.

QIAsymphony delivering platform growth as content menu expands:

•
QIAGEN achieved our 2015 goal of surpassing 1,500 cumulative placements of the flexible modular QIAsymphony platform, up from 1,250 at the end of 2014. The flexible QIAsymphony platform offers customers Sample to Insight automation for medium-throughput molecular testing workflows. The larger installed base and expanding content menus drove our 2015 growth in consumables.

•
We continue to expand the QIAsymphony content menu to enhance the instruments’ value to customers worldwide. In 2015, we launched seven new diagnostic tests with European approval to run on the Rotor-Gene Q (RGQ) real-time PCR platform, in the QIAsymphony family. The first multiplex assay for the platform, the RespiFast RG Panel, launched with CE-IVD marking for detection and differentiation of 18 viruses and four bacteria in acute upper respiratory tract infections.

•
We are advancing a pipeline of more than 30 development projects for QIAsymphony, including the growing menu of infectious disease tests in the artus portfolio in Europe and the U.S. We are also expanding our Applied Testing content: investigator tests for human ID / forensics, cador for veterinary medicine and mericon for food safety. In veterinary labs, a mericon test was deployed to help combat the global spread of an H5N8 strain of avian influenza A among poultry.

•
We entered a collaboration with Seegene Inc. to develop a menu of multiplex assay panels for the QIAsymphony platform, using Seegene technologies that enable real-time PCR analysis of up to 20 target genes per tube in a single reaction. The first project is to develop comprehensive panels to profile infectious diseases.

•
The QIAsymphony platform serves all of our customer classes: Approximately 60% of current placements are in Molecular Diagnostics, and 40% are in the Life Sciences with Applied Testing, Pharma and Academia customers.

Industry-leading bioinformatics turning raw genomic data into valuable insights:

•
QIAGEN’s Bioinformatics portfolio delivered strong double-digit growth in 2015, enabling users to gain valuable insights from sequencing data with the industry-leading portfolio of information resources and software solutions. Our tools turn vast amounts of genomic data into actionable insights for customers, addressing a critical bottleneck in next-generation sequencing, especially for clinical research and diagnostics. We continue to roll out new solutions to meet specialized needs in research and healthcare and to integrate rich bioinformatics with QIAGEN’s molecular testing workflows.

•
The global introduction of QIAGEN Clinical Insight (QCI) in 2015 added momentum with a unique evidence-based clinical decision support solution that streamlines the annotation, interpretation and reporting of NGS results for clinical laboratories. QCI is a software and content platform that draws insights on complex genomic variants from the QIAGEN Knowledge Base. Applications of QCI expanded as 2015 progressed, from interpreting NGS data on somatic mutations in solid tumor cancers, to hereditary cancer indications, as well as leukemia and lymphoma testing.

•
Our bioinformatics solutions gained broader commercial presence through reseller agreements with BGI, the world’s largest genomics organization, and GATC Biotech, a leading provider of DNA and RNA sequencing services worldwide, by providing their clients access to our Ingenuity Variant Analysis solution. This powerful analysis and interpretation platform enables customers to efficiently evaluate complex genomic data in a secure, cloud-based environment.

•
We co-founded a coalition of 13 leading life science and diagnostics organizations to create and launch the Allele Frequency Community, an extensive, high-quality collection of digitized human genomes. The data is stored on QIAGEN’s secure IT infrastructure, and researchers can explore it using Ingenuity Variant Analysis.

•
QIAGEN became the exclusive partner to commercialize a new database containing more than 7,000 highly annotated whole genomes from Inova Genomes. Providing researchers with a unique, diverse compendium of sequences, this database is available through Ingenuity Variant Analysis and the CLC Biomedical Genomics Workbench.

•
The CLC Microbial Genomics Module was launched to enable academic and commercial researchers focused on food production, agricultural biology and infectious diseases to visually explore and analyze microbiomes.

•
We introduced a new hereditary disease solution to accelerate solve rates in diagnostic odyssey cases by enabling researchers to focus on the right causal candidates. The offering includes QIAGEN’s Biomedical Genomics Workbench, Biomedical Genomics Server Solution, Ingenuity Variant Analysis and HGMD Human Gene Mutation Database.

Our Products
QIAGEN leverages our leadership in Sample to Insight molecular technologies across a wide range of applications and customer classes through more than 500 core consumable products (sample and assay “kits”), as well as instruments that automate the use of these products for sample preparation, analysis and interpretation. Our bioinformatics solutions connect laboratory workflows and process extensive amounts of genomic data, reporting relevant insights to enable scientists or clinicians to decide on further action.
QIAGEN’s diverse revenue streams can be seen in two main categories: consumables and related revenue, and automation platforms and instruments.
Consumables and related revenues
Consumable products, accounting for approximately 79%-83% of net sales, typically include sample technologies that contain tools and ingredients to extract and purify molecules of interest from biological samples and assay technologies that make the information in these genomic molecules available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers and a manual of protocols and background information.
Reliability, standardization, ease of use and cost-effectiveness are key to the success of commercial products in molecular testing laboratories. QIAGEN sample technologies ensure that a biological sample is processed in a highly reproducible, standardized method with the highest level of quality to allow accurate analysis. Our assay technologies are either generic or pre-designed, with each kit including reagents to enable customers to target molecules of interest for detection on platforms such as polymerase chain reaction (PCR) or next-generation sequencing (NGS). Each kit is sufficient to support a number of applications, varying from kits containing a single application to kits containing more than 1,000 applications per kit.
Our sample technologies are used to isolate, purify and stabilize nucleic acids and proteins. Applications include plasmid DNA purification, RNA purification and stabilization, genomic and viral nucleic acid purification, DNA cleanup after PCR and sequencing, and library preparation for sequencing. We are the leader in sample technology kits to enable minimally-invasive liquid biopsies based on blood or other body fluids. Our assay technologies enable detection of specific or open molecular targets. Applications include open, general purpose PCR reagents or kits for the specific detection of viral or bacterial pathogens and parasites in humans and animals, pharmacogenomic testing and genotyping, as well as a growing portfolio of gene panels enabling next-generation sequencing to identify genetic mutations relevant to clinical or research targets in diseases such as cancer.
Related revenues, accounting for approximately 4%-8% of our net sales, include bioinformatics solutions, including the Ingenuity, CLC bio and BIOBASE portfolios acquired in 2013 and 2014. QIAGEN bioinformatics are sold as freestanding solutions and also, increasingly, integrated with QIAGEN consumables and instruments for seamless Sample to Insight workflows. Examples of our bioinformatics solutions:
The QIAGEN Knowledge Base is a deep repository of expertly curated biological interactions and functional annotations covering millions of relationships between proteins, genes, complexes, cells, tissues, drugs and diseases. This resource, which is updated continually, provides powerful content and context for a number of our bioinformatics solutions.
Ingenuity Variant Analysis provides a powerful cloud-based platform to efficiently evaluate data generated by high-throughput NGS technologies. Tapping into the QIAGEN Knowledge Base, it quickly filters genetic variants from testing to identify those most likely to cause disease.
QIAGEN Clinical Insight is a unique evidence-based clinical decision support solution which was introduced in 2015. This software and content platform, drawing on the QIAGEN Knowledge Base, delivers clinically relevant insights from complex genomic variants identified in NGS. Applications involve tests for somatic and hereditary cancer, leukemia and lymphoma.
CLC Genomics Workbench is a comprehensive analysis package for the analysis and visualization of data from all major NGS platforms. The software incorporates cutting-edge technology and algorithms, supporting key NGS features within genomics, transcriptomics and epigenomics research fields.
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
Automation platforms and instruments
Our instrumentation systems, contributing approximately12%-13% of net sales together with related services and contracts, automate the use of consumables into efficient workflows for a broad range of laboratory needs.

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
Among the automation platforms that contribute to QIAGEN’s business:
QIAsymphony is an easy-to-use modular system that has launched a new era of integrated workflow and laboratory automation, making molecular testing more efficient and helping to disseminate standardized, clinically proven molecular diagnostics. Our fully integrated QIAsymphony RGQ, launched in 2010, includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and our real-time PCR platform Rotor-Gene Q. In 2015, our installed base increased to more than 1,500 QIAsymphony systems worldwide, more than triple the number at the end of 2010. The platform offers many features to enhance workflows, such as continuous loading, random access and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing more regulator-approved assays to add value for customers.
Rotor-Gene Q, the world's first rotary real-time PCR cycler system, uses real-time PCR reactions to make sequences of DNA and RNA visible through amplification and quantifiable. It is an integral component of QIAsymphony RGQ.
GeneReader NGS System, introduced in 2015, is the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. This innovative platform provides a simpler, more cost-effective way for clinical testing to take advantage of NGS technology and improve outcomes. The GeneReader NGS System offers the flexibility of scalable batch sizes and continuous loading of multiple flow cells, and customers can create relevant reports using QIAGEN's proven gene panels and bioinformatics solutions. All parts of the NGS workflow, from handling of primary samples through sequencing to final reports, are provided by QIAGEN's Sample to Insight system.
Modaplex is a multimodal automation system integrating amplification, capillary electrophoresis and real-time qPCR quantification of multiple targets in a single reaction. This innovative platform allows up to 48 samples, including multiple targets and different types of assays, to run simultaneously in a single well.
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
ESEQuant instruments enable Point of Need testing in healthcare and other applications. These portable, battery-operated optical measurement devices permit low-throughput molecular testing in physician practices, emergency rooms, remote areas, and other settings with limited or delayed access to laboratory infrastructure.
Customers
From the early days of the biotechnology revolution, QIAGEN believed that innovative technologies for the preparation of samples and the analysis of nucleic acids would play an increasingly important role in cutting-edge biology - and that insights extracted from DNA and RNA would be increasingly valuable in research, industry and healthcare.
With a growing portfolio of innovative products for molecular testing, we have built deep customer relationships across the life science value chain. Discoveries often surface in universities and research institutes and are published, then find resources for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We serve the needs of four major customer classes:

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
Molecular Diagnostics
The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, creating a large and growing market for nucleic acid sample preparation, assay technologies and bioinformatics in clinical care. Dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in healthcare around the world, and next-generation sequencing (NGS) is in the early days of further transforming healthcare.
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
The molecular diagnostics market generates total sales estimated by industry experts at $5-6 billion in 2015, of which approximately $4 billion is potentially accessible to QIAGEN's current product portfolio. Molecular diagnostics is the most dynamic segment of the global in vitro diagnostics market and is expanding at a compound annual growth rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities.
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
Our early-warning QuantiFERON®-TB Gold and QuantiFERON®-TB Gold Plus tests are leading the industry in screening to support tuberculosis control. Tuberculosis (TB) remains the largest killer of any infectious disease that sickens approximately 9 million people a year, causing 1.5 million deaths. The World Health Organization (WHO) estimates one-third of the global population is infected with tuberculosis but with no symptoms of active disease, a condition known as latent TB infection (LTBI). About 5-10% of patients with LTBI are at risk of eventually developing active, contagious TB disease and this risk is significantly higher in certain groups such as immunocompromised or those receiving immunosuppressive medications. QuantiFERON-TB Gold more accurately detects latent TB infection, helping inform clinicians in decisions to initiate preventative therapy, thereby in order to avoid progression to active TB. The potential global market for latent TB infection testing is estimated at up to $1 billion.
QIAGEN also is the global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world are important Prevention tests. The U.S. HPV business has declined to about 3% of our total sales amid vigorous price competition, even as digene HC2 remains the market-leading test. In Europe and other regions, we are a leader in a growing HPV market based on clinical evidence and policy initiatives for fighting cervical cancer.
In Profiling, we offer an extensive range of kits for diagnosing infectious diseases, and we are expanding this portfolio by seeking regulatory approvals of new tests in additional markets. In 2015 we introduced new test kits for bacterial and viral infections with approvals in the United States, Europe or Canada, adding to the diagnostic toolkit of physicians and the content menu of assay technologies that will efficiently run on the QIAsymphony automation platform. Among the 2015 launches were artus® HSV1/2 kits for herpes simplex virus type 1 and type 2; the RespiFast RG Panel, a multiplex test for detection and differentiation of 18 viruses and four bacteria in acute upper respiratory tract infections; the RealStar® Filovirus Screen RT-PCR kit for Ebola, Marburg and related viruses; and several other tests for detection of blood-borne or respiratory viruses.

QIAGEN's test portfolio for Personalized Healthcare covers a broad range of technologies and biomarkers, including regulator-approved companion diagnostics for oncogenes such as KRAS and EGFR, as well as comprehensive gene panels for research applications in next-generation sequencing. In 2015 we launched the therascreen® EGFR RGQ Plasma PCR kit as the first CE-IVD liquid biopsy-based companion diagnostic test for EGFR mutation detection in lung cancer patients; the ipsogen® BCR-ABL1 Mbcr RGQ RT-PCR kit as the first commercial CE-IVD test to provide deep molecular response status for monitoring the BCR-ABL1 biomarker in chronic myelogenous leukemia; and the second FDA approval for the therascreen® EGFR RGQ PCR kit, to guide the use of AstraZeneca’s IRESSA® (gefitinib) in advanced or metastatic non-small cell lung cancer patients. A key element of our expansion in Personalized Healthcare is enabling laboratories to efficiently use these assay technologies on our QIAsymphony platform. We also are developing companion diagnostics for our GeneReader NGS System and Modaplex platform.
As the world’s leading independent developer of molecular technologies, QIAGEN is the preferred partner for pharmaceutical and biotech companies to develop and commercialize companion diagnostics paired with targeted drugs. In 2015, we initiated a record number of co-development projects with existing and new partners and reached a milestone of 15 master collaboration agreements, each enabling multiple projects. These partnerships add to our pipeline of companion diagnostics to be commercialized in the future, following clinical trials and regulatory approvals along with the drugs.
We market a range of automation systems for low-, medium-, and high-throughput nucleic acid sample processing, assay setup and analysis in laboratories performing molecular diagnostics. The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We market assays directly via QIAGEN's sales channels, and selected assays through major diagnostic partners or other companies to broaden the distribution of our products.
Applied Testing
Use of molecular technologies is growing in more and more areas of life as industry and government organizations apply standardized sample preparation and assay solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research - such as human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs) and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for Point of Need testing. In 2015, QIAGEN launched our new investigator® STR assay kits for forensic laboratories in the United States as the first new entrant in 20 years in the U.S. market for STR kits, meeting an important need as the U.S. forensics community upgrades its standards.
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
In addition to the broad portfolio of molecular technologies, QIAGEN brings to the Pharma market a full infrastructure for co-

development programs, intellectual property on platforms and content, extensive regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies.
Academia
QIAGEN provides Sample to Insight solutions to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods for nucleic acid separation and purification, QIAGEN has focused on enabling labs to replace time-consuming traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies. QIAGEN often partners with leading institutions in research projects.
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
Global Presence by Category of Activity and Geographic Market
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2015	2014	2013
Net Sales
Consumables and related revenues	$1,114,580	$1,172,728	$1,140,203
Instrumentation	166,406	172,049	161,781
Total	$1,280,986	$1,344,777	$1,301,984
Geographical Information
QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2015	2014	2013
Net Sales
Americas:
United States	$525,532	$543,877	$545,600
Other Americas	79,578	75,974	80,299
Total Americas	605,110	619,851	625,899
Europe, Middle East and Africa	409,955	451,092	416,334
Asia Pacific and Rest of World	265,921	273,834	259,751
Total	$1,280,986	$1,344,777	$1,301,984
QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2015, the top seven emerging markets contributed approximately 15% net sales, advancing over weaker years in 2013 and 2014. Strong 2015 sales in Turkey, China, South Korea and India more than offset slowdowns in Mexico and Russia. China is our third-largest country by sales.
Growth Drivers and Key Catalysts
We believe the combined global market for molecular diagnostics and molecular life science research products totals approximately $15 billion. Driving the industry's long-term growth are ongoing breakthroughs and insights into molecular biology, the emergence of next-generation sequencing, bioinformatics to analyze and interpret molecular information, use of diagnostics to improve healthcare quality and reduce costs, and revenue streams made possible through consumable products.
We have grown substantially with a flexible strategy to accelerate innovation and growth by developing innovative new platforms, consumables and bioinformatics products, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio.
We are building momentum by continuing to focus on strategic growth drivers and key catalysts:

1.	Sample Technologies: Our growing portfolio of Sample to Insight solutions leverages QIAGEN's recognized global leadership in technologies to extract and isolate DNA and RNA from biological samples. In 2015 we further expanded our sample technologies by adding innovative technologies to enable “liquid biopsies” and cutting-edge research.

2.
QuantiFERON-TB: The modern standard for detecting latent tuberculosis infection, our QuantiFERON-TB Gold aids tuberculosis control by targeting subpopulations of at-risk patients in the United States, Europe and Asia. In 2015 we introduced QuantiFERON-TB Gold Plus, adding new technology to deliver even higher sensitivity and specificity in patients at greatest risk for TB infection, such as HIV-infected and other immunocompromised individuals.

3.
Next-generation sequencing: Our strategic initiative to drive NGS adoption in clinical research and diagnostics gained further momentum in 2015 with the introduction of our innovative GeneReader NGS System, providing a simpler, more cost-effective way for any laboratory to take advantage of NGS technology and improve outcomes. We also offer a broad portfolio of “universal” solutions for NGS users.

4.
Personalized Healthcare: We continue to develop and introduce companion diagnostics to guide the treatment of cancer and other diseases, as well as innovative sample technologies to support the care of patients. We also are a leading partner for pharmaceutical companies in co-developing products for personalized medicine.

5.
QIAsymphony: We are driving global adoption of the QIAsymphony automation platform, surpassing our target of 1,500 cumulative placements in 2015, and expanding the content menu of test kits for the platform. Growing QIAsymphony placements and offering a broad menu of innovative consumables together drive sales growth.

6.
Bioinformatics: Our industry-leading bioinformatics portfolio is growing rapidly as users of next-generation sequencing seek solutions for handling huge amounts of genomic data. Following the acquisitions of Ingenuity and CLC bio in 2013 and BIOBASE in 2014, we are expanding their software solutions, adding new applications and content for knowledge bases, and integrating them with QIAGEN products to create Sample to Insight workflows.

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
Our research and development investments are among the highest in our industry. More than 1,000 employees in research and development work in nine QIAGEN centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 1,700 granted patents and more than 800 pending applications.
Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular testing in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. Building on the QIAsymphony platform, we plan to integrate additional modules for needs such as next-generation sequencing. QIAGEN also is developing a range of upgrades and enhancements for our GeneReader NGS System, which was introduced in 2015, to add further value for labs by addressing new applications and market segments. We also plan to introduce additional cancer-related gene panels, with longer-term expansion of the NGS content menu beyond oncology.
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
Sales and Marketing
We market our products in more than 130 countries, mainly through subsidiaries in markets that we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and provide direct support to customers. Key accounts are overseen by business managers to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets we have specialized independent distributors and importers.
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
Our website (www.qiagen.com) and other digital channels make ordering easy with a full online product catalog and ordering. Our eCommerce team works with clients to provide automated processes supporting a wide variety of electronic transactions and all major eProcurement systems. Our website has full Japanese and Chinese language versions, plus some information in French, German and Korean. Information contained on our website, or accessed through it, is not part of this Annual Report.
Our GeneGlobe Genes & Pathways web portal (www.geneglobe.com) is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from more than 31 million PCR pre-designed assay kits and NGS assay panels. We have integrated GeneGlobe with our bioinformatics solutions, linking biological interpretation with ordering of the relevant laboratory assays to accelerate research.
We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters highlighting molecular biology applications.
For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory onsite to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2015, our purchases of intangible assets totaled $19.7 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2015, we owned 298 issued patents in the United States, 199 issued patents in Germany and 1,234 issued patents in other major industrialized countries. We had 859 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
Competition
In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use.
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
Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens, Cepheid and Hologic. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.
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
Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On September 26, 2012, the European Commission (EC) adopted a proposal for new EU regulations for medical devices and IVDs that if finalized will impose additional regulatory requirements on IVDs used in the EU. These new regulations are targeted to be approved in early 2016 with a 5 year implementation requirement. Once approved the entire EU IVD industry will have to undergo the transformation.
Other Country Specific Requirements
In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements.
We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the Foreign Corrupt Practices Act, its books and records provisions and its anti-bribery provisions.
U.S. Regulations
In the United States, in vitro diagnostic kits are subject to regulation by the FDA as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA.
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
In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the hc2, QuantiFERON, and therascreen products. We established a task force to ensure that the deadline was met but this will place additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products are required to have this same labeling by September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the initial phase of the new rule by the September 2014 deadline and we continue to work to ensure that we will be able to meet the remaining deadlines. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now required to be confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA.
Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, we believe that some of our RUOs may be used by some customers in their laboratory-developed tests (LDTs), which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use.
On October 3, 2014, the FDA published notices in the Federal Register formally announcing their release and the beginning of a 120-day public comment period, which ended on February 2, 2015, for the Draft Guidance for Industry, Food and Drug Administration Staff, and Clinical Laboratories: Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs), and Docket No. FDA-2011-D-0357 for Draft Guidance for Industry, Food and Drug Administration Staff, and Clinical Laboratories: FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs). In essence, the FDA is proposing to regulate Clinical Laboratory Improvement Act (CLIA) laboratories that provide LDT’s that meet the definition of a Medical Device as stated in the Food, Drug, and Cosmetic Act. While the guidance is directed at CLIA laboratories it also has the potential to change the relationship between laboratories and manufacturers. It also proposes to impose quality systems controls and mechanisms, including submissions, on the laboratories. These are the identical requirements that are currently imposed on manufacturers as described in the prior paragraphs of this section. In January 2015, QIAGEN, along with many other companies and industry groups submitted comments and suggestions to the FDA regarding the Draft LDT Guidance. To date FDA has not finalized the Guidance. It is therefore, not possible to precisely assess potential impact until the Guidance is finalized. QIAGEN has an executive task force that is monitoring and participating in the draft process to insure the earliest possible awareness of developments related to the Draft Guidance.
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
Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment for diagnostic tests furnished to Medicare beneficiaries in outpatient circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code, or through the Outpatient Prospective Payment System (OPPS), which is the outpatient equivalent of the DRG model. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.
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
Conflict Minerals
Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2014 on Form SD on April 1, 2015 and will provide updated disclosure to the Securities Exchange Commission annually.
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
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our facilities for software development are located in the United States, Denmark and India. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $97.8 million, $86.6 million and $84.5 million for 2015, 2014 and 2013, respectively.
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
Our facilities in Hilden, Germany, currently occupy a total of approximately 776,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. We purchased additional office and warehouse space of approximately 23,700 square feet in 2015. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2015, we completed expansion of our research and production facilities in Hilden, Germany and renovations of administrative facilities in Germantown, Maryland.
We lease a facility in Frederick, Maryland comprising a total of 42,000 square feet for manufacturing, warehousing, distribution and research operations. We also lease facilities in Massachusetts with 44,400 square feet in Waltham for GeneReader NGS system development and 39,100 square feet in Beverly for enzyme manufacturing. Our California sites have a total of 33,500 square feet in Redwood City for Bioinformatics and 30,000 square feet in Valencia for Customer Care, Sales and Marketing services. Additionally, we lease smaller facilities in Shenzhen, China and Manchester, United Kingdom for manufacturing, warehousing, distribution and research operations. In 2015, we completed expansion work in Manchester to add additional research and development space. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
 We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

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
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2015, we employed approximately 4,600 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions since 2013, targeting innovative technologies to achieve market-leading positions in high-growth areas of molecular diagnostics and research. These transactions have expanded our product offerings and technology platforms, as well as our geographic presence. They include:

•
In November 2015, we acquired MO BIO Laboratories, Inc., a privately-held provider of cutting-edge sample technologies for studies of the microbiome and metagenomics, analyzing the impact of microbial diversity on health and the environment. The acquisition adds a complementary portfolio of sample technologies to QIAGEN's universal solutions for next-generation sequencing. MO BIO’s currently marketed kits, based on its proprietary Inhibitor Removal Technology, enable the isolation of pure DNA from challenging samples like soil, water, plants and stool.

•
In March 2015, we acquired an innovative technology that enables enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples from AdnaGen GmbH, a subsidiary of Alere Inc. The acquisition added to QIAGEN’s pipeline of technologies under development for molecular testing through less-invasive liquid biopsies as an alternative to costly and risky tissue biopsies. Other assets acquired include two marketed CE-IVD marked products, AdnaTest BreastCancer and AdnaTest Prostate Cancer, which offer improved treatment monitoring and earlier detection of tumor relapse.

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

•
In February 2015, we announced the spin-off of teams and activities of QIAGEN Marseille S.A. (formerly Ipsogen S.A.), a majority-owned and fully consolidated entity. In the divestiture, QIAGEN Marseille agreed to the sale of all its assets and liabilities, with the exception of its intellectual property portfolio, to a stand-alone company. QIAGEN retained rights to commercialize the ipsogen line of products, including companion diagnostics for blood cancers. As part of this initiative, we made a tender offer to acquire the remaining QIAGEN Marseille shares. As of December 31, 2015, we held 97.22% of the shares in QIAGEN Marseille, and we anticipate that we will obtain full ownership during the first quarter of 2016.

Our financial results include the contributions of our recent acquisitions and the QIAGEN Marseille spin-off from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities.
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2015, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2015, Compared to 2014
Net Sales
In 2015, net sales decreased 5% to $1.28 billion compared to $1.34 billion in 2014, due to about eight percentage points of adverse currency movements. Excluding the effect of adverse currency movements, total growth reflected higher contributions from consumables and related revenues (+3% / 87% of sales) and instruments (+5% / 13% of sales). Excluding the effect of adverse currency movements, about two percentage points of total sales growth came from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business provided about one percentage point. Late in the fourth quarter of 2015, we completed the acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analysis, but this had a negligible contribution to net sales in 2015. Excluding the expected impact of sharply lower U.S. sales of HPV tests, which created approximately three percentage points of headwind, as well as the effect of adverse currency movements, net sales rose approximately 6% in 2015.
Geographic regions: Excluding the loss of 15 percentage points of sales growth due to adverse currency movements, the Europe / Middle East / Africa region led the geographic performance, benefiting from gains in Germany and Turkey, as well as improving performances in other countries. The Americas advanced at a faster pace (+7%) when excluding U.S. HPV test sales and when excluding 3 percentage points of adverse currency movements. Asia-Pacific / Japan advanced on gains in China and ongoing robust growth in South Korea while Japan sales declined on macro challenges when excluding 8 percentage points of adverse currency movements. Turkey, China, South Korea and India led results for the top emerging markets (+8% / 15% of sales) against declining sales in Mexico and Russia when excluding adverse currency movements of 10 percentage points.
Customer classes: An overview of performance in QIAGEN's four customer classes:
Molecular Diagnostics, which contributed approximately 50% of net sales, declined 7% in 2015 reflecting adverse currency movements of eight percentage points of sales growth in 2015. The core portfolio delivered approximately 7% growth before adverse currency impacts and the ongoing decline in sales of U.S. HPV test products (-43% / 3% of sales). Sales of consumables used on the QIAsymphony automation platform also grew at a solid pace for the full year, as QIAGEN achieved its goal for new QIAsymphony placements, but revenues were negatively impacted by multi-year reagent rental agreements. Personalized Healthcare sales also grew at a higher-single-digit rate for the year.
Applied Testing represented approximately 9% of net sales, declined 1% in 2015 compared to 2014 with adverse currency movements resulting in a loss of eight percentage points of sales growth. Before negative currency impacts, Applied Testing maintained a higher-single-digit growth pace for consumables and related revenues during 2015, while instruments grew at a lower-single-digit rate in the fourth quarter and for the year. All regions showed gains, in particular for products used in human ID / forensics.

Pharma sales growth remained unchanged compared to 2014 and provided approximately 19% of sales with adverse currency movements resulting in a loss of six percentage points of sales growth. Before negative currency impacts, Pharma advanced on mid-single-digit growth for both instruments and consumables and related revenues in 2015. The Europe / Middle East / Africa region and the Americas offset lower sales in Asia-Pacific / Japan.
Academia represented approximately 22% of net sales and declined 4% in 2015 compared to 2014 with adverse currency movements resulting in a loss of ten percentage points of sales growth. Academia advanced on higher-single digit growth rates for instruments while consumables and related revenues grew at a mid-single digit rate during the course of the year before negative currency impacts. The Americas led growth among all regions and benefited from more positive customer funding trends.
Gross Profit
Gross profit was $826.4 million, or 65% of net sales, in 2015, compared with $864.9 million, or 64% of net sales, in 2014. Adverse currency movements negatively impacted gross profit in 2015 by $71.9 million. Generally, our consumable and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Further, amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. Gross profit in 2014 was impacted by charges of $26.4 million recorded in cost of sales in connection with internal restructuring efforts as well as those related to acquisitions. In 2014, these charges included $24.2 million in impairments and $2.2 million in contract termination costs as discussed in Note 6 in the accompanying consolidated financial statements.
Cost of sales includes amortization expense related to developed technology and patent and license rights acquired in business combinations. The amortization expense on acquisition-related intangibles within cost of sales increased slightly to $84.5 million in 2015 from $81.7 million in 2014. Acquisition-related intangible amortization would increase in the future should we make further acquisitions.
Research and Development
Research and development expenses decreased by 10% to $147.2 million (11% of net sales) in 2015, compared to $163.6 million (12% of net sales) in 2014. The decrease in research and development expenses is primarily due to $14.3 million of favorable currency exchange impacts. During 2015, we introduced our GeneReader NGS System and will continue to invest in research and development as we are developing a range of upgrades and enhancements to address new applications and market segments. We also plan to introduce additional cancer-related gene panels, with longer-term expansion of the NGS content menu beyond oncology. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses decreased 4% to $361.0 million (28% of net sales) in 2015 from $376.9 million (28% of net sales) in 2014. The decrease was driven by $33.5 million of favorable currency exchange impact which more than offset costs resulting from increased sales and marketing activities. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, United States medical device excise tax (which has been suspended for 2016 and 2017) and other promotional expenses. During 2015, we continued investments in our commercialization activities related to our sales force and e-commerce initiatives which more than offset the favorable currency impacts and lower compensation costs following a reassessment of stock units with performance criteria. We anticipate that sales and marketing costs will increase along with new product introductions and growth in sales of our products.
General and Administrative, Restructuring, Integration and Other
General and administrative, business integration, restructuring and related costs decreased by 18% to $103.9 million (8% of net sales) in 2015 from $126.6 million (9% of net sales) in 2014. The comparison was affected by $8.3 million in restructuring costs in 2014 related to internal restructuring of subsidiaries, including severance and retention costs as discussed in Note 6 in the accompanying consolidated financial statements. The decrease in general and administrative, business integration, restructuring and related costs includes a $9.9 million favorable currency exchange impact. Additionally, share based compensation costs were lower compared to 2014 following a reassessment of stock units with performance criteria. During 2015 and 2014, we incurred acquisition transaction costs of approximately $7.5 million and $2.0 million, respectively primarily in connection with the 2015 acquisitions, including MO BIO Laboratories, and the 2014 acquisitions of Enzymatics and

BIOBASE. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration in 2016. Over time, we believe the integration activities will reduce expenses as we improve efficiency in operations.
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
During 2015, amortization expense on acquisition-related intangibles within operating expense increased to $38.7 million, compared to $37.1 million in 2014. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.
Other Income (Expense)
Other expense was $43.2 million in 2015, compared to $42.3 million in 2014. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income and impacts of foreign currency transactions. Included in other income (expense), net for the year ended December 31, 2015, is a $7.6 million loss recognized on the repurchase of the $130.5 million loan payable to and warrant agreement with QIAGEN Finance. For the year ended December 31, 2014, a $4.6 million loss recognized on the redemption of the $300 million loan payable to and subscription right with QIAGEN Euro Finance is included. Both transactions are discussed more fully in Note 15 to the consolidated financial statements.
For the year ended December 31, 2015, interest income increased to $4.8 million from $4.0 million in 2014. Interest income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives entered into in 2015 as discussed in Note 13 and other components including the interest portion of operating lease transactions.
Interest expense decreased to $37.4 million in 2015, compared to $39.3 million in 2014. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. Interest expense decreased primarily as a result of the repayments of the 2006 Notes as discussed in Note 15 to the consolidated financial statements.
For the year ended December 31, 2015, we recorded net losses on foreign currency of $0.5 million compared to net gains of $1.9 million in 2014. These gains and losses are due to foreign currency rate fluctuations.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2015 and 2014, our effective tax rates were 4% and 1%, respectively. In 2014, The Netherlands’ tax expense was favorably impacted by fully tax exempt income related to financing activities which concluded in 2014 and 2015 and accordingly, the related income tax benefit will not impact our effective tax rate beyond 2015. Additionally, in 2015 and 2014, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg in which the intercompany income is partially exempt. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors.
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
Pharma, which represents approximately 19% of net sales, rose 4% in 2014 compared to 2013, and saw improving demand in the Americas during 2014, with single-digit increases both in instrument sales and in contributions from consumables and bioinformatics.
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
Other Income (Expense)
Other expense was $42.3 million in 2014, compared to $26.0 million in 2013. Total other expense, net is primarily the result of interest expense and losses on foreign currency transactions partially offset by interest income and gains on foreign currency transactions. Additionally, for the year ended December 31, 2014, we recorded an impairment of $4.8 million to a cost method investment in other expense, net. Also, included in other expense, net is a $4.6 million loss recognized on the redemption of the $300 million loan payable to and subscription right with QIAGEN Euro Finance as discussed more fully in Note 15 to the consolidated financial statements, "Lines of Credit and Debt."
For the year ended December 31, 2014, interest income increased to $4.0 million from $2.3 million in 2013. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
Interest expense increased to $39.3 million in 2014, compared to $30.9 million in 2013. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. Interest expense increased primarily as a result of the issuance of the Cash Convertible Notes in March 2014, partially offset by the repayment of the $300.0 million 2006 Notes during March 2014 as discussed in Note 15 to the consolidated financial statements.
For the year ended December 31, 2014, foreign currency gains of $1.9 million were realized compared to a gain of $5.6 million in 2013.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2014 and 2013, our effective tax rates were 1% and -85%, respectively. Income tax expense increased in 2014 compared to 2013, mainly reflecting improved operating results. In 2014 and 2013, The Netherlands’ tax expense was favorably impacted by fully tax exempt income related to financing activities which concluded in 2014 and 2015. Additionally, in 2014 and 2013, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pretax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg in which the intercompany income is partially exempt. In addition to these impacts in 2014 and 2013, in certain foreign jurisdictions, primarily Germany and the United States, we recorded acquisition related and impairment charges which reduced pretax income in higher tax jurisdictions. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss) gain on foreign currency transactions in 2015, 2014 and 2013 was $(0.5) million, $1.9 million, and $5.6 million, respectively, and is included in other income (expense), net.

Derivatives and Hedging. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. We have agreed with almost all of our counterparties with whom we enter into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we receive or provide cash collateral, as the case may be, for the net position with each of these counterparties, which effectively eliminates credit risk.
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
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2015 and 2014, we had cash and cash equivalents of $290.0 million and $392.7 million, respectively. We also had short-term investments of $130.8 million at December 31, 2015. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2015, cash and cash equivalents had decreased by $102.7 million from December 31, 2014, primarily as a result of cash used in financing activities of $258.6 million and cash used in investing activities of $146.2 million, partially offset by cash provided by operating activities of $317.5 million. As of December 31, 2015 and 2014, we had working capital of $693.3 million and $717.1 million, respectively.
Operating Activities. For the years ended December 31, 2015 and 2014, we generated net cash from operating activities of $317.5 million and $288.0 million, respectively. While net income was $126.9 million in 2015, non-cash components in income included $191.5 million of depreciation and amortization. Operating cash flows include a net decrease in working capital of $23.6 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased accounts receivables and inventories and decreased accrued liabilities, partially offset by cash payments collected from derivative contracts. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $146.2 million of cash was used in investing activities during 2015, compared to $407.6 million during 2014. Investing activities during 2015 consisted principally of $317.6 million for purchases of short-term investments, fully offset by $367.7 million from the sale of short-term investments, $97.8 million in cash paid for purchases of property and equipment, including our construction projects in the U.S and software development costs, as well as $19.7 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $66.9 million represents the total cash paid for three acquisitions, including the acquisition of MO BIO Laboratories. As of December 31, 2015, we also had made strategic investments of $6.1 million in privately held companies as discussed in Note 10.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $67.8 million based on the achievement of certain revenue and operating results milestones as follows: $40.2 million in 2016, $15.5 million in 2017, $5.1 million in 2019, and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $67.8 million total contingent obligation, we have assessed the fair value at December 31, 2015, to be $17.7 million, of which of which $10.7 million is included in other long-term liabilities and $7.0 million is included in accrued liabilities in the accompanying balance sheet as of December 31, 2015.
Financing Activities. Approximately $258.6 million of cash was used in financing activities for the year ended December 31, 2015 compared to cash provided by financing activities of $192.8 million in 2014. Cash used during 2015, was mainly due to the repayment of the long-term debt of QIAGEN Finance of $250.9 million as discussed in Note 15 "Lines of Credit and Debt." In 2014, the net proceeds from the issuance of the Cash Convertible Notes and the Warrants, net of the cost of the purchased

Call Options, were substantially used to fund the redemption of the 2006 Notes and related subscription right also discussed in Note 15. Additionally, cash used during 2015 included $20.8 million for the purchase of treasury shares which was partially offset by $10.3 million for the issuance of common shares in connection with our stock plan.
In October 2015, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2020 of which no amounts were utilized at December 31, 2015. The facility can be utilized in euro, British pounds sterling or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €36.6 million with no expiration date, none of which were utilized as of December 31, 2015. We also have capital lease obligations, including interest, in the aggregate amount of $4.0 million, and carry $1.1 billion of long-term debt, of which no amounts are current as of December 31, 2015.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and the 2021 Notes, collectively as the “Cash Convertible Notes” which are discussed fully in Note 15 to the consolidated financial statements. Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other (expense) income, net.
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
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans.
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

Off-Balance Sheet Arrangements
Other than our former arrangements with QIAGEN Finance and QIAGEN Euro Finance as discussed in Note 15 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2015, 2014 and 2013.
Contractual Obligations
As of December 31, 2015, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2016	2017	2018	2019	2020	Thereafter
Long-term debt (1)	$1,172,972	$18,869	$18,869	$18,869	$487,317	$14,928	$614,120
Purchase obligations	99,212	67,609	15,970	8,453	7,044	136	—
Operating leases	54,444	18,166	12,894	8,207	5,878	4,376	4,923
License and royalty payments	7,794	1,333	1,277	1,221	1,151	1,151	1,661
Capital lease obligations (2)	4,024	1,307	1,212	1,505	—	—	—
Total contractual cash obligations	$1,338,446	$107,284	$50,222	$38,255	$501,390	$20,591	$620,704
  ____________________
(1) Amounts include required principal, stated at current carrying values, and interest payments.
(2) Includes future cash payments, including interest, due under capital lease arrangements.
In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $67.8 million based on the achievement of certain revenue and operating results milestones as follows: $40.2 million in 2016, $15.5 million in 2017, $5.1 million in 2019 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2015, we have accrued $17.7 million.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $18.1 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Share-Based Compensation. Our stock plan, the QIAGEN N.V. 2014 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We grant performance-based stock units subject to performance periods of one-year up to three years. Thus the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed. We have used the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award. For details on the assumptions and methodologies used in determining the fair value of stock options, refer to Note 20 of the Notes to Consolidated Financial Statements.
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
In the fourth quarter of 2015, we performed our annual impairment assessment of goodwill (using data as of October 1, 2015). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2015 or through December 31, 2015.
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
Our Supervisory Directors and Managing Directors for the year ended December 31, 2015 and their ages as of January 31, 2016, are as follows:
Managing Directors:

Name	Age	Position
Peer M. Schatz	50	Managing Director, Chief Executive Officer
Roland Sackers	47	Managing Director, Chief Financial Officer
Supervisory Directors:

Name (1)	Age	Position
Dr. Werner Brandt	62	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Stéphane Bancel	43	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Metin Colpan	61	Supervisory Director, Chairman of the Science and Technology Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	75
Vice-Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Science and Technology Committee and Member of the Selection and Appointment Committee

Prof. Dr. Elaine Mardis	53	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	58	Supervisory Director and Chairman of the Audit Committee
Elizabeth E. Tallett	66	Supervisory Director, Member of the Audit Committee and Compensation Committee
 ____________________
(1) Prof. James E. Bradner, M.D. was elected at the Company's Annual General Meeting in June 2015 and Dr. Bradner declared his resignation from the Supervisory Board as of December 31, 2015.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors
Peer M. Schatz, 50, joined QIAGEN in 1993, when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields.
Roland Sackers, 47, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Master Degree Business Administration (Diplom-Kaufmann) from University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Supervisory Directors
Stéphane Bancel, 43, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is President and Founding Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Werner Brandt, 62, joined the Company’s Supervisory Board in 2007 and is Chairman of the Supervisory Board. He is also Chairman of the Selection and Appointment Committee, and he served from 2007 to 2014 as Chairman of the Audit Committee. Dr. Brandt was a member of the Executive Board and the Chief Financial Officer of SAP SE from 2001 until his retirement from SAP in 2014. For some years from 2010 onwards he also held the position of Labor Relations Director. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently Chairman of the Supervisory Board of ProSiebenSat.1 Media AG, a member of the Supervisory Board of Deutsche Lufthansa AG, a member of the Supervisory Board of RWE AG and a member of the Supervisory Board of OSRAM Licht AG (where he is Chairman of the Audit Committee).
Dr. Metin Colpan, 61, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.
Professor Dr. Manfred Karobath, 75, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. He has served as a member of our Science and Technology Committee since 2014 and he is also a member of the Selection and Appointment Committee. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.
Professor Dr. Elaine Mardis, 53, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Since 2014 she has served on the Scientific Advisory Board of Ingenuity Systems, Inc. Dr. Mardis holds over two decades experience in DNA preparation and sequencing-based research. She is the Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University and also serves as Co-Director of its McDonnell Genome Institute where she has worked since 1993. Prof. Dr. Mardis serves on several study sections of the U.S. National Institutes of Health, is an editorial board member of Molecular Cancer Research, Annals of Oncology, and Disease Models and Mechanisms and acts as a reviewer for Nature and The New England Journal of Medicine. Prof. Dr. Mardis also serves on the scientific advisory boards of QIAGEN Silicon Valley (formerly Ingenuity) and Regeneron Genomics Center. Between 2008 and 2009 she served on the board of directors of Applied Biosytems, Inc. Prof. Dr. Mardis is also Professor in the Department of Genetics, with an adjunct appointment in the Department of Molecular Microbiology at Washington University. Prior to joining the Washington

University faculty, she was a senior research scientist at Bio-Rad Laboratories in Hercules, California. Prof. Dr. Mardis received her Bachelor of Science in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989 from the University of Oklahoma.
Lawrence A. Rosen, 58, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen is a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL. Holding this position since 2009, Mr. Rosen is in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor in Business Administration from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 66, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett will continue to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Anthem, Inc. and Meredith Corp. She is a former director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc., Coventry Health Care, Inc. and IntegraMed America, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.
Professor James E. Bradner, M.D., 43, was selected as a member of the Supervisory Board as of January 2015, and was elected at the Company's Annual General Meeting in June 2015. Dr. Bradner is Associate Director of the Center for the Science of Therapeutics (CSofT) at the Broad Institute where he has worked since 2004, as well as an attending physician in the Department of Hematology-Oncology at the Dana-Farber Cancer Institute. Among other roles, he also serves as an Associate Professor of Medicine at Harvard Medical School. He is a founder of Acetylon Pharmaceuticals, SHAPE Pharmaceuticals, Tensha Therapeutics, and Syros Pharmaceuticals. Dr. Bradner received his A.B. in Biochemistry from Harvard University in 1994 and his M.D. from The University of Chicago in 1999. Dr. Bradner resigned from the Supervisory Board effective December 31, 2015.
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
Managing Board compensation
The compensation granted to the members of the Managing Board in 2015 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN share units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance.
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
For the year ended December 31, 2015, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus (1)	Other (2)	Total	Defined Contribution Benefit Plan	Performance Stock Units
Managing Board
Peer M. Schatz	$1,149,000	90,000	10,000	$1,249,000	$72,000	378,811
Roland Sackers	$500,000	49,000	50,000	$599,000	$74,000	105,654
  ____________________

(1)
Amount does not include cash bonus amounts which were converted to equity-based compensation. In lieu of cash bonus, each Managing Board member elected to receive the value earned in 2015 in restricted stock units to be granted in 2016 which will vest over two years from the grant date. Mr. Schatz will receive a grant of 21,081 restricted stock units and Mr. Sackers will receive a grant of 7,153 restricted stock units.

(2)
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
The Supervisory Board compensation for 2015 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows:

Fee payable to the Chairman of the Supervisory Board	$150,000
Fee payable to the Vice Chairman of the Supervisory Board	$90,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chairman of the Audit Committee	$25,000
Chairman of the Compensation Committee	$18,000
Chairman of the Selection and Appointment Committee and other board committees	$12,000
Fee payable to each member of the Audit Committee	$15,000
Fee payable to each member of the Compensation Committee	$11,000
Fee payable to each member of the Selection and Appointment Committee and other board committees	$6,000
Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year.
Supervisory board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board.
For the year ended December 31, 2015, the Supervisory Board members received the following compensation:

Name	Fixed Remuneration	Chairman/ Vice- Chairman Committee	Committee Membership	Total(2)	Restricted Stock Units
Supervisory Board(1)
Stéphane Bancel	$57,500	—	32,000	$89,500	11,241
Dr. James E. Bradner	$52,708	—	5,500	$58,208	—
Dr. Werner Brandt	$150,000	12,000	—	$162,000	11,241
Dr. Metin Colpan	$57,500	12,000	3,000	$72,500	11,241
Prof. Dr. Manfred Karobath	$90,000	18,000	12,000	$120,000	11,241
Prof. Dr. Elaine Mardis	$57,500	—	6,000	$63,500	11,241
Lawrence A. Rosen	$57,500	25,000	—	$82,500	11,241
Elizabeth E. Tallett	$57,500	—	26,000	$83,500	11,241
 ____________________
(1) Prof. James E. Bradner, M.D. was elected at the Company's Annual General Meeting in June 2015 and Dr. Bradner declared his resignation from the Supervisory Board as of December 31, 2015.
(2) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 31, 2016:

Name (1)	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unreleased Restricted and Performance Stock Units
Peer M. Schatz	799,756	45,953	2/28/2017 to 2/28/2023	$15.59 to $22.43	2,659,594
Roland Sackers	181,661	14,460	2/28/2018 to 2/28/2023	$15.59 to $22.43	725,218
Stéphane Bancel	—	—	—	—	21,241
Dr. Werner Brandt	7,893	—	4/29/2018 to 2/28/2022	$15.59 to $22.43	41,373
Dr. Metin Colpan	9,835	—	4/25/2017 to 2/28/2022	$15.59 to $22.43	41,911
Prof. Dr. Manfred Karobath	9,835	—	4/25/2017 to 2/28/2022	$15.59 to $22.43	41,911
Prof. Dr. Elaine Mardis	—	—	—	—	11,241
Lawrence A. Rosen	—	—	—	—	21,241
Elizabeth E. Tallett	1,563	—	2/28/2022	$15.59	37,242
 ____________________
(1) Prof. James E. Bradner, M.D. was elected at the Company's Annual General Meeting in June 2015 and Dr. Bradner declared his resignation from the Supervisory Board as of December 31, 2015.

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

Name of Supervisory Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Dr. Werner Brandt			• (Chairman)
Stéphane Bancel	•	•		•
Prof. Dr. Elaine Mardis				•
Dr. Metin Colpan			•	• (Chairman)
Prof. Dr. Manfred Karobath		• (Chairman)	•	•
Lawrence A. Rosen	• (Chairman)
Elizabeth E. Tallett	•	•
 ____________________
(1) Prof. James E. Bradner, M.D. was elected at the Company's Annual General Meeting in June 2015 and Dr. Bradner declared his resignation from the Supervisory Board as of December 31, 2015.

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.
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
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met eight times in 2015 and met with the external auditor excluding members of the Managing Board in July 2015. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee currently consists of three members, Professor Karobath (Chairman), Ms. Tallett and Mr. Bancel. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met four times in 2015.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Dr. Brandt (Chairman), Dr. Colpan and Professor Karobath. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee met three times in 2015.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Karobath, Stéphane Bancel and Professor Elaine Mardis and formerly Professor James Bradner. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2015.

Share Ownership
The following table sets forth certain information as of January 31, 2016 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Peer M. Schatz, Germany	2,128,664	(3)	0.91%
Roland Sackers, Germany	20,000	(4)	*
Stéphane Bancel, United States	—		—
Dr. Werner Brandt, Germany	22,427	(5)	*
Dr. Metin Colpan, Germany	3,655,951	(6)	1.57%
Prof. Dr. Manfred Karobath, Austria	15,683	(7)	*
Prof. Dr. Elaine Mardis, United States	—		—
Lawrence A. Rosen, Germany	—		—
Elizabeth Tallett, United States	2,524	(8)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2016.

(1)
The number of Common Shares outstanding as of January 31, 2016 was 233,049,238. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 31, 2016. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 845,709 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between 2/2017 and 2/2023.

(4)
Does not include 196,121 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between 2/2018 and 2/2023. Does not include 118,018 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)
Does not include 7,893 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 6,335 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 9,835 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between 4/2017 and 2/2022. Includes 2,847,025 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 6,335 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)
Does not include 9,835 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between 4/2017 and 2/2022. Does not include 6,335 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)
Does not include 1,563 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $15.59 per share. Options expire on 2/2022. Does not include 4,000 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

Employees
As of December 31, 2015, we employed 4,559 individuals, of which 22% worked in research and development, 39% in sales, 22% in production/logistics, 7% in marketing and 10% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	235	622	268	79	106	1,310
Europe, Middle East & Africa	685	634	626	164	294	2,403
Asia Pacific & Rest of World	99	506	106	71	64	846
December 31, 2015	1,019	1,762	1,000	314	464	4,559
At December 31, 2014 and 2013, we employed 4,339 and 4,015 individuals, respectively. Management believes that its relations with regional labor unions and employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. It expired by its terms in April 2015, at which time no further awards will be able to be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 9.1 million Common Shares were reserved for issuance pursuant to the 2014 Stock Plan, subject to certain antidilution adjustments.
Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan.
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
As of January 31, 2016, there were 1.8 million options outstanding with exercise prices ranging between $13.44 and $23.54 and expiring between October 26, 2016 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 8.9 million stock unit awards outstanding as of January 31, 2016. These awards will be released between February 28, 2016 and February 27, 2025. As of January 31, 2016, options to purchase 1.1 million Common Shares and 3.6 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2015, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
PRIMECAP Management Company, United States	20,532,325	(2)	8.81%
BlackRock, Inc., United States	19,333,391	(3)	8.30%
Franklin Resources, Inc., United States	26,066,835	(4)	11.19%
 ____________________

(1)	The percentage ownership was calculated based on 233,005,776 Common Shares outstanding as of December 31, 2015.

(2)
Of the 20,532,325 shares attributed to PRIMECAP Management Company, it has sole voting power and sole dispositive power over all 20,532,325 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 12, 2016, which reported ownership as of December 31, 2015.

(3)
Of the 19,333,391 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 19,333,391 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 10, 2016, which reported ownership as of December 31, 2015.

(4)
Of the 26,066,835 shares attributed to Franklin Resources, Inc., it has sole voting power and sole dispositive power over all 26,066,835 shares. This information is based solely on the Schedule 13G filed by Franklin Resources Inc. with the Securities and Exchange Commission on February 9, 2016, which reported ownership as of December 31, 2015.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2016 there were 146 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2016, the officers and directors of QIAGEN as a group beneficially owned 5.8 million Common Shares, or 2.51% of the then outstanding Common Shares.
Related Party Transactions
For information on related party transactions, see Note 22 of the Notes to Consolidated Financial Statements.

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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

We conduct limited business with certain Iranian entities which contributed $1.5 million or approximately 0.1% of our consolidated net sales in 2015. Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Act") requires us to include the following disclosures in this report. Sales consisted of our consumables and instrumentation products. U.S. affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and 13382. No business has been transacted with the Government of Iran as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. In light of the nature of the products concerned, we do not currently intend to cease our commercial operations with Iranian entities.

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

	High ($)	Low ($)
Annual:
2011	22.20	12.47
2012	19.41	14.05
2013	24.74	18.30
2014	25.32	19.46
2015	28.53	22.11

	High ($)	Low ($)
Quarterly 2014:
First Quarter	24.82	20.33
Second Quarter	24.83	19.46
Third Quarter	25.32	22.66
Fourth Quarter	24.29	20.73
Quarterly 2015:
First Quarter	25.91	22.11
Second Quarter	25.74	23.63
Third Quarter	28.53	24.38
Fourth Quarter	28.04	23.80
Quarterly 2016:
First Quarter (through February 24, 2016)	26.89	20.10

	High ($)	Low ($)
Monthly:
September 2015	28.53	24.91
October 2015	26.83	23.80
November 2015	27.04	24.60
December 2015	28.04	25.54
January 2016	26.89	21.37
February 2016	22.74	20.10
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

	High (EUR)	Low (EUR)
Annual:
2011	15.25	9.07
2012	15.05	10.69
2013	18.15	13.67
2014	19.64	14.38
2015	26.05	18.72

	High (EUR)	Low (EUR)
Quarterly 2014:
First Quarter	18.20	14.76
Second Quarter	18.15	14.38
Third Quarter	18.90	17.30
Fourth Quarter	19.64	16.15
Quarterly 2015:
First Quarter	24.00	18.72
Second Quarter	24.14	20.77
Third Quarter	26.05	21.19
Fourth Quarter	25.54	21.73
Quarterly 2016:
First Quarter (through February 24, 2016)	25.12	17.76

	High (EUR)	Low (EUR)
Monthly:
September 2015	24.83	22.24
October 2015	23.90	21.73
November 2015	25.53	25.53
December 2015	25.54	23.27
January 2016	25.12	19.41
February 2016	21.02	17.76

Item 10.	Additional Information
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
Liability for Misrepresentation in Annual Accounts
Managing and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, management commentary or interim statements of QIAGEN, although a Managing or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing or Supervisory Director may be found to be criminally liable if he or she deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.
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
Pursuant to our Articles, QIAGEN’s Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General Meeting, to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the

Supervisory Board considers to be substantial and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently the Supervisory Board has not been designated to issue Preference Shares.
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
SPAQ was incorporated on August 2, 2004. Its principal office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands. Its statutory objectives are to protect our interests and our enterprise and the enterprises of companies which are linked to us. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in our interests and the interests of our stakeholders.
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
On June 23, 2015, the General Meeting resolved to authorize the Supervisory Board until December 26, 2016 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2014 as included in the Annual Accounts for Fiscal Year 2014.
The General Meeting subsequently resolved to grant the authority to exclude or limit any pre-emptive rights until December 23, 2016. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 20% of the aggregate number of all shares issued and outstanding in the capital of the Company as of December 31, 2014.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 23, 2015, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 23, 2015 until December 23, 2016, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 23, 2015, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2015.
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
Provisions which May Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions referred to under "Preference Shares".
If SPAQ acquires the Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.
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
Taxation
The following is a general summary of certain material United States federal income tax consequences to holders of our Common Shares who are “U.S. Holders” (as such term is defined below) and certain material Netherlands tax consequences to holders of our Common Shares who are “non-resident Shareholders” or “Shareholders” (as each term is defined below). This summary does not discuss every aspect of such taxation that may be relevant to such holders. Therefore, all prospective purchasers of our Common Shares described above are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, as well as The Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Blais, Halpert, Lieberman & Greene LLC with respect to tax consequences for U.S. Holders under United States law and Baker & McKenzie with respect to tax consequences for non-resident Shareholders or Shareholders under Netherlands law.
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
(b) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in The Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”, or, in case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose or one of the main purposes to avoid Dutch income tax or dividend tax for another person or otherwise cannot be considered artificial. An arrangement or series of arrangements are considered artificial to the extent not put in place for valid commercial reasons that reflect economic reality; and
(c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.
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
United States Federal Income Tax Considerations
The following summarizes certain material U.S. federal income tax consequences of the acquisition, ownership and sale of our Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers, U.S. expatriates, persons subject to alternative minimum tax, or holders that own, actually or constructively, 10% or more of our voting shares).
As used herein, references to a “U.S. Holder” are to a holder of our Common Shares that is (i) a citizen or resident for tax purposes of the United States, (ii) a corporation, limited liability company or partnership organized under the laws of the United States or any political subdivision thereof, (iii) any estate (other than an estate the income of which, from sources outside the United States that is not effectively connected with a trade or business within the United States, is not includible in its gross income for U.S. federal income tax purposes), and (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; and references to a “non-U.S. Holder” are to a holder of our Common Shares that is not a U.S. Holder.
Taxation of Dividends
To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. Such dividends will be eligible to be treated by U.S. Holder individuals, trusts and estates as “qualified dividend income” subject to a maximum tax rate of 20 percent (plus possibly an additional 3.8 percent on net investment income; see “Taxation — United States Federal Income Tax Considerations — Surtax on Net Investment Income”), if the shareholder receiving the dividend satisfies the holding period requirements, does not treat the dividends as "investment income" for purposes of the investment interest deduction, is not under any obligation to make related payments with respect to positions in substantially similar or related property, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive category income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed above), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.
A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder, (and are attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from our Common Shares), in which case the non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected income received by a non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of our Common Shares, as discussed below.
Surtax on Net Investment Income
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% surtax on some or all of their “net investment income” (or, in the case of certain estates or trust, their undistributed net investment income). Net investment income generally includes dividends paid on, and gain from the disposition of, our Common Shares unless such dividends or gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this surtax may have, if any, on your acquisition, ownership or disposition of our Common Shares.
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2014 and December 31, 2015 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-9 or applicable Form W-8.
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
Certain Information Reporting Requirements
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual non-U.S. Holders and certain U.S. Holders that are entities), and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (Form 8938). (Higher thresholds apply to married individuals filing a joint return and certain individuals residing outside of the United States.) An individual who fails to timely furnish the required information may be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. holder (including entities) should consult their own tax advisors regarding their reporting obligations under this legislation.
Documents on Display
Documents referred to in this Annual Report may be inspected at our principal executive office located at Hulsterweg 82, 5912 PL Venlo, The Netherlands.

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
Interest Rate Risk
At December 31, 2015, we had $290.0 million in cash and cash equivalents as well as $130.8 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2015. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2015, we had $1.1 billion in long-term debt, none of which is at a variable rate. Through the use of interest rate derivatives we have swapped $200 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.
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
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2015, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2015, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2015, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2015. Their report is included in this Annual Report on Form 20-F on page F-3.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

	KPMG	Ernst & Young
(in millions)	2015	2014
Audit fees	$1.9	$0.9
-consolidated financial statements	1.3	0.9
-statutory financial statements	0.6	—
Audit-related fees	0.1	0.5
Tax fees	—	0.2
All other fees	—	0.4
Total	$2.0	$2.0
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
All other fees include various fees and expenses billed for services as approved by the Audit Committee and as permitted by the Sarbanes-Oxley Act of 2002.

Item 16D.	Exemptions From the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans.

Purchases between January 1, 2015 and December 31, 2015 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 25, 2014 (the 2014 program), pursuant to which the Managing Board was authorized to acquire up to $100 million of QIAGEN common shares of the 2014 program. The 2014 program expired in December 2015. No further amounts are available for purchase under the 2014 program as of December 31, 2015.

Period	(a)Total Number of Shares Purchased	(b)Average Price Paid per Share in $(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under these Plans and Programs (in millions)(2)
January 1 to April 30, 2015	—	—	—	$50.9
May 1-31, 2015	152,495	$24.51	152,495	$47.1
June 1-30, 2015	458,200	$24.56	458,200	$35.9
July 1-31, 2015	153,600	$24.72	153,600	$32.1
August 1-31, 2015	12,200	$26.94	12,200	$31.7
September 1-30, 2015	65,066	$26.12	65,066	$30.1
October 1 to December 31, 2015	—	—	—	$0.0
Total	841,561	$24.74	841,561
(1)The average price paid per share of stock repurchased under the stock repurchase program includes the commissions paid to the brokers.
(2)The approximate value of shares that may yet be purchased under these plans and programs does not include commissions that may be paid to brokers in connection with such purchases.

Item 16F.	Change in Registrant’s Certifying Accountant
In accordance with Dutch law, the external auditor of our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed by our general meeting of shareholders on the proposal of the Supervisory Board, after the Supervisory Board has been advised by the Audit Committee. Further, under the Dutch Audit Profession Act we are required to rotate our external audit firm at least every eight years, which would require us to change our external auditor for the year ended 2016. The Audit Committee advised the Supervisory Board to recommend that our shareholders approve KPMG Accountants N.V. as our statutory auditor at the 2015 Annual General Meeting of Shareholders. At our 2015 Annual General Meeting of Shareholders held on June 23, 2015, our shareholders appointed KPMG Accountants N.V.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles was changed to KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2015 contained in this annual report.
The reports on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
In connection with the audits of our financial statements for each of the two years ended December 31, 2014 and 2013, and in the subsequent interim period through February 27, 2015, (i) there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the matter in their report; and (ii) there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K. The Company has requested Ernst & Young to furnish a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter dated February 26, 2016 is filed as Exhibit 15.3 to this Form 20-F.

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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2015. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2015, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2015, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2015, KPMG Accountants N.V. was appointed as external auditor for the Company for 2015 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles was changed to KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2015 contained in this annual report.
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
In the past, members of our Managing Board were granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price. On June 25, 2014 the Annual General Meeting approved amendments to the remuneration policy of the Managing Board which state that grants of stock options and restricted stock units which are based on time vesting only shall no longer be made on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. No stock options were granted to the members of the Managing Board in 2015.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
See pages F-1 through F-45 included herein.

(A)	The following financial statements, together with the reports of KPMG and Ernst & Young thereon, are filed as part of this annual report:

Item 19.	Exhibits

1.1	Articles of Association as confirmed by notorial deed as of June 30, 2011 (English translation) (Filed as Exhibit 4.1) (1)

2.4	$400 Million Note Purchase Agreement dated as of October 16, 2012 (filed as Exhibit 2.9) (2)

2.5	2019 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.7) (5)

2.6	2021 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.8) (5)

2.7	2019 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.9) (5)

2.8	2021 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.10) (5)

2.9	2019 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.11) (5)

2.10	2021 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.12) (5)

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (3)

4.2	The Max-Volmer-Strasse 4 Lease Summary (Filed as Exhibit 10.3(a)) (3)

4.3	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (1)

4.4	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (4)

4.5	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (6)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Independent Registered Public Accounting Firm

*15.3	Letter from Ernst & Young Regarding Item 16F

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

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

(1)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.

(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 1, 2013.

(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.

(4)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.

(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2015.

(6)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated: February 26, 2016
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of QIAGEN N.V.:

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and subsidiaries (“the Company”) as of December 31, 2015, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule as listed in Item 18 (A). These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QIAGEN N.V. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
February 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2014, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in the Index at Item 18(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2014, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

February 27, 2015

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of QIAGEN N.V.:

We have audited QIAGEN N.V.’s (“QIAGEN” or “the Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Report of Management on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, QIAGEN N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of QIAGEN N.V. and subsidiaries as of December 31, 2015, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for the year then ended and the related financial statement schedule as listed in Item 18(A), and our report dated February 26, 2016 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule as listed in Item 18(A).

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
February 26, 2016

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

		As of December 31,
	Note	2015	2014
Assets
Current assets:
Cash and cash equivalents	(3)	$290,011	$392,667
Short-term investments	(7)	130,817	184,036
Accounts receivable, net of allowance for doubtful accounts of $7,255 and $8,847 in 2015 and 2014, respectively	(3)	273,853	265,231
Income taxes receivable		26,940	29,312
Inventories, net	(3)	136,586	132,276
Prepaid expenses and other current assets	(8)	70,339	113,771
Deferred income taxes	(16)	33,068	31,457
Total current assets		961,614	1,148,750
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $409,634 and $392,563 in 2015 and 2014, respectively	(9)	442,944	428,093
Goodwill	(11)	1,875,698	1,887,963
Intangible assets, net of accumulated amortization of $827,084 and $726,273 in 2015 and 2014, respectively	(11)	636,421	726,914
Deferred income taxes	(16)	2,036	4,298
Other long-term assets (of which $7,472 in 2015 due from related parties)	(10, 13, 22)	270,965	258,354
Total long-term assets		3,228,064	3,305,622
Total assets		$4,189,678	$4,454,372

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		As of December 31,
	Note	2015	2014
Liabilities and equity
Current liabilities:
Current portion of long-term debt (of which $130,451 in 2014 due to related parties)	(15)	$—	$131,119
Accounts payable		52,306	46,124
Accrued and other liabilities (of which $3,884 in 2014 due to related parties)	(12, 22)	192,069	224,203
Income taxes payable		21,515	28,935
Deferred income taxes	(16)	2,463	1,245
Total current liabilities		268,353	431,626
Long-term liabilities:
Long-term debt, net of current portion	(15, 22)	1,059,587	1,040,960
Deferred income taxes	(16)	75,726	117,264
Other liabilities	(13)	224,058	206,523
Total long-term liabilities		1,359,371	1,364,747
Commitments and contingencies	(19)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 239,707 shares in 2015 and 2014		2,812	2,812
Additional paid-in capital		1,741,167	1,823,171
Retained earnings		1,227,509	1,125,686
Accumulated other comprehensive loss	(17)	(259,156)	(134,735)
Less treasury shares, at cost—6,702 and 7,684 shares in 2015 and 2014, respectively	(17)	(152,412)	(167,190)
Equity attributable to the owners of QIAGEN N.V.		2,559,920	2,649,744
Noncontrolling interest		2,034	8,255
Total equity		2,561,954	2,657,999
Total liabilities and equity		$4,189,678	$4,454,372

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

		Years ended December 31,
	Note	2015	2014	2013
Net sales	(3)	$1,280,986	$1,344,777	$1,301,984
Cost of sales		454,611	479,839	486,494
Gross profit		826,375	864,938	815,490
Operating expenses:
Research and development	(3)	147,180	163,627	146,070
Sales and marketing		360,962	376,873	371,523
General and administrative, restructuring, integration and other	(3, 6)	103,874	126,550	199,072
Acquisition-related intangible amortization		38,666	37,070	35,495
Total operating expenses		650,682	704,120	752,160
Income from operations		175,693	160,818	63,330
Other income (expense):
Interest income		4,753	3,964	2,299
Interest expense		(37,396)	(39,330)	(30,882)
Other (expense) income, net		(10,552)	(6,938)	2,591
Total other expense, net		(43,195)	(42,304)	(25,992)
Income before income taxes		132,498	118,514	37,338
Income taxes	(3, 16)	5,641	1,312	(31,760)
Net income		126,857	117,202	69,098
Net (loss) income attributable to noncontrolling interest		(246)	568	25
Net income attributable to the owners of QIAGEN N.V.		$127,103	$116,634	$69,073
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.54	$0.50	$0.30
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.54	$0.48	$0.29

Weighted-average common shares outstanding
Basic	(18)	233,483	232,644	234,000
Diluted	(18)	237,158	241,538	242,175

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Years ended December 31,
	Note	2015	2014	2013
Net income		$126,857	$117,202	$69,098
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(13)	5,337	—	—
Reclassification adjustments on cash flow hedges, before tax	(13)	(5,273)	—	—
Cash flow hedges, before tax		64	—	—
Gains on marketable securities, before tax		1,215	—	—
(Losses) gains on pensions, before tax		(1,809)	(687)	117
Foreign currency translation adjustments, before tax		(124,639)	(131,326)	(45,807)
Other comprehensive loss, before tax		(125,169)	(132,013)	(45,690)
Income tax relating to components of other comprehensive loss		1,140	(57)	(2,151)
Total other comprehensive loss, after tax		(124,029)	(132,070)	(47,841)
Comprehensive income (loss)		2,828	(14,868)	21,257
Comprehensive (income) loss attributable to noncontrolling interest		(146)	959	(367)
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.		$2,682	$(13,909)	$20,890

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
		Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,718,163	$985,434	$43,991	(1,943)	$(35,653)	$2,714,704	$9,659	$2,724,363
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests		—	—	—	—	—	—	—	—	(487)	(487)
Net income		—	—	—	69,073	—	—	—	69,073	25	69,098
Unrealized gain, net on pension	(17)	—	—	—	—	82	—	—	82	—	82
Translation adjustment, net	(17)	—	—	—	—	(48,265)	—	—	(48,265)	342	(47,923)
Purchase of treasury shares	(17)	—	—	—	—	—	(4,149)	(86,029)	(86,029)	—	(86,029)
Common stock issuances under employee stock plans	(20)	3,220	43	20,301	(76)	—	275	5,069	25,337	—	25,337
Excess tax benefit of employee stock plans		—	—	433	—	—	—	—	433	—	433
Share-based compensation	(20)	—	—	37,935	—	—	—	—	37,935	—	37,935
Proceeds from subscription receivables		—	—	1,062	—	—	—	—	1,062	—	1,062
BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,777,894	$1,054,431	$(4,192)	(5,817)	$(116,613)	$2,714,332	$9,539	$2,723,871
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests		—	—	—	—	—	—	—	—	(325)	(325)
Net income		—	—	—	116,634	—	—	—	116,634	568	117,202
Issuance of warrants	(17)	—	—	68,900	—	—	—	—	68,900	—	68,900
Unrealized loss, net on pension	(17)	—	—	—	—	(481)	—	—	(481)	—	(481)
Translation adjustment, net	(17)	—	—	—	—	(130,062)	—	—	(130,062)	(1,527)	(131,589)
Purchase of treasury shares	(17)	—	—	—	—	—	(5,558)	(126,889)	(126,889)	—	(126,889)
Issuance of common shares in connection with warrant exercise	(15)	—	—	—	(12,115)	—	1,373	30,917	18,802	—	18,802
Issuance of common shares in connection with stock plan	(20)	—	—	—	(33,264)	—	2,318	45,395	12,131	—	12,131
Excess tax benefit of employee stock plans		—	—	1,596	—	—	—	—	1,596	—	1,596
Share-based compensation	(20)	—	—	42,188	—	—	—	—	42,188	—	42,188
Proceeds from subscription receivables		—	—	536	—	—	—	—	536	—	536
Redemption of subscription receivables	(15)	—	—	(67,943)	—	—	—	—	(67,943)	—	(67,943)
BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,823,171	$1,125,686	$(134,735)	(7,684)	$(167,190)	$2,649,744	$8,255	$2,657,999
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests		—	—	—	—	—	—	—	—	(6,367)	(6,367)
Net income		—	—	—	127,103	—	—	—	127,103	(246)	126,857
Unrealized loss, net on pension	(17)	—	—	—	—	(1,266)	—	—	(1,266)	—	(1,266)
Unrealized gain, net on hedging contracts	(13)	—	—	—	—	4,003	—	—	4,003	—	4,003
Realized gain, net on hedging contracts	(13)	—	—	—	—	(3,955)	—	—	(3,955)	—	(3,955)
Unrealized gain, net on marketable securities	(10)	—	—	—	—	1,215	—	—	1,215	—	1,215
Translation adjustment, net	(17)	—	—	—	—	(124,418)	—	—	(124,418)	392	(124,026)
Purchase of treasury shares	(17)	—	—	—	—	—	(842)	(20,818)	(20,818)	—	(20,818)
Issuance of common shares in connection with stock plan	(20)	—	—	—	(25,280)	—	1,824	35,596	10,316	—	10,316
Excess tax benefit of employee stock plans		—	—	3,328	—	—	—	—	3,328	—	3,328
Share-based compensation	(20)	—	—	27,566	—	—	—	—	27,566	—	27,566
Proceeds from subscription receivables		—	—	97	—	—	—	—	97	—	97
Redemption of subscription receivables	(15)	—	—	(112,995)	—	—	—	—	(112,995)	—	(112,995)
BALANCE AT DECEMBER 31, 2015		239,707	$2,812	$1,741,167	$1,227,509	$(259,156)	(6,702)	$(152,412)	$2,559,920	$2,034	$2,561,954

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in thousands)	Note	2015	2014	2013
Cash flows from operating activities:
Net income		$126,857	$117,202	$69,098
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		191,473	200,782	199,355
Non-cash impairments		5,471	34,297	42,768
Amortization of debt discount and issuance costs		19,955	15,392	—
Share-based compensation expense	(20)	27,565	42,188	37,935
Excess tax benefits from share-based compensation		(3,328)	(1,596)	(3,130)
Deferred income taxes	(16)	(37,194)	(41,291)	(68,086)
Loss on early redemption of debt	(15)	7,564	4,560	—
Loss on marketable securities		6,039	3,914	—
Changes in fair value of contingent consideration	(14)	(5,225)	(1,165)	(11,127)
Other items, net including fair value changes in derivatives		2,609	(7,509)	(13,611)
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(24,764)	(16,561)	(14,921)
Inventories	(3)	(33,194)	(41,792)	(17,499)
Prepaid expenses and other	(8)	52,315	(2,273)	(7,923)
Other long-term assets		2,730	(13,090)	257
Accounts payable		7,732	(5,495)	(6,793)
Accrued and other liabilities	(12)	(25,570)	(21,482)	24,655
Income taxes	(16)	(88)	16,034	23,829
Other long-term liabilities		(3,450)	5,850	4,150
Net cash provided by operating activities		317,497	287,965	258,957
Cash flows from investing activities:
Purchases of property, plant and equipment		(97,778)	(86,591)	(84,468)
Proceeds from sale of equipment		103	35	44
Purchases of intangible assets		(19,703)	(10,412)	(34,225)
Purchases of investments		(6,053)	(9,426)	(4,319)
Purchases of short-term investments	(7)	(317,570)	(420,158)	(20,346)
Proceeds from sales of short-term investments	(7)	367,714	275,779	63,146
Cash paid for acquisitions, net of cash acquired	(5)	(66,930)	(160,436)	(170,546)
Other investing activities		(5,983)	3,608	(1,021)
Net cash used in investing activities		(146,200)	(407,601)	(251,735)
Cash flows from financing activities:
Purchase of call option related to cash convertible notes	(15)	—	(105,170)	—
Proceeds from issuance of warrants, net of issuance costs	(17)	—	68,900	—
Net repayment/proceeds from short-term debt	(15)	—	—	(1,451)
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(15)	(86)	716,967	13
Repayment of long-term debt	(15)	(251,868)	(387,050)	(2,285)
Principal payments on capital leases		(1,079)	(4,579)	(4,215)
Proceeds from subscription receivables		97	536	1,062
Excess tax benefits from share-based compensation		3,328	1,596	3,130
Proceeds from issuance of common shares		10,316	12,131	25,337
Purchase of treasury shares	(17)	(20,818)	(126,889)	(86,029)
Other financing activities		1,497	16,401	(4,321)
Net cash (used in) provided by financing activities		(258,613)	192,843	(68,759)
Effect of exchange rate changes on cash and cash equivalents		(15,340)	(10,843)	(2,197)
Net (decrease) increase in cash and cash equivalents		(102,656)	62,364	(63,734)
Cash and cash equivalents, beginning of period		392,667	330,303	394,037
Cash and cash equivalents, end of period		$290,011	$392,667	$330,303
Supplemental cash flow disclosures:
Cash paid for interest		$20,799	$24,052	$31,000
Cash paid for income taxes		$34,441	$12,539	$14,518
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$231	$342	$449
Intangible assets acquired in non-monetary exchange		$5,900	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Corporate Information and Basis of Presentation
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 130 countries.
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
Certain reclassifications of prior year amounts have been made to conform to the current year presentation in Note 16 "Income Taxes." Additionally, for the year ended December 31, 2014, the amounts related to the amortization of debt issuance costs and loss on marketable securities have been reclassed from other items, net and are now stated separately in the consolidated statements of cash flows. These reclassifications had no effect on cash provided by operating activities or total cash flows.
On November 20, 2015, we acquired MO BIO Laboratories, located in Carlsbad, California. On December 16, 2014 we acquired Enzymatics, located in Beverly, Massachusetts and on April 3, 2014, we acquired BIOBASE, located in Wolfenbüttel, Germany. On August 22, 2013 we acquired CLC bio located in Aarhus, Denmark and on April 29, 2013, we acquired Ingenuity Systems, Inc. (Ingenuity), located in Redwood City, California. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.

2. Effects of New Accounting Pronouncements
Adoption of New Accounting Standards
In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08), Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The ASU is aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a major impact on an entity's operations and financial results. For public entities, the amendments are effective on a prospective basis for all disposals of components of an entity and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim period within those years. ASU 2014-08 became effective for us in the period beginning January 1, 2015 and its adoption did not have an effect on our financial position, results of operations or cash flows.
New Accounting Standards Not Yet Adopted
In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by:

•
Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•
Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•
Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•
Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The amendments are effective for our financial statements beginning in the first quarter of 2018. We are currently evaluating the impact of ASU 2016-01 on our consolidated financial statements.
In November 2015, the FASB issued Accounting Standard Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments are effective for our financial statements and we will adopt beginning in the first quarter of 2017. As of December 31, 2015, we have current deferred tax assets of $33.1 million and current deferred tax liabilities of $2.5 million. We do not expect the adoption to have a material impact on our consolidated financial statements.
In September 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments are effective for our financial statements beginning in the first quarter of 2016. We do not expect the adoption to have a material impact on our consolidated financial statements.
In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11), Inventory: (Topic 330): Simplifying the Measurement of Inventory requiring in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for us beginning in the first quarter of 2017. We are currently evaluating the impact of ASU 2015-11 on our consolidated financial statements.
In April 2015, the FASB issued Accounting Standards Update No. 2015-05 (ASU 2015-05), Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This amendment provides guidance to help entities determine whether a cloud computing arrangement contains a software license that should be accounted for as internal-use software or as a service contract. ASU 2015-05 is effective for our financial statements beginning in the first quarter of 2016. We do not expect the adoption to have a material impact on our consolidated financial statements.
In April 2015, the FASB issued Accounting Standards Update No. 2015-03 (ASU 2015-03) Interest: Imputation of Interest (Subtopic 835-30) requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 does not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. The FASB has issued Accounting Standards Update No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015, Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 will be effective for us beginning in the first quarter of 2016 and shall be applied on a retrospective basis wherein the balance sheet of each individual period presented shall be adjusted to reflect the period-specific effects of applying the new guidance. As of December 31, 2015, we have deferred debt issuance costs of $0.7 million and $12.2 million recorded in other current and other long-term assets, respectively. We do not expect the adoption to have a material impact on our consolidated financial statements.
In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) Consolidation (Topic 810): Amendments to the Consolidation Analysis. The new standard modifies current guidance on consolidation under the variable interest model and the voting model. ASU 2015-02 will be effective for us beginning in the first quarter of 2016. We are currently evaluating the impact of ASU 2015-02 on our consolidated financial statements.
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers: (Topic 606) which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. An entity should apply the amendments in this ASU either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients; or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers: (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of interim and annual reporting periods beginning after December 15, 2016. We are currently evaluating the impact its adoption would have on our financial position, results of operations or cash flows.

3. Summary of Significant Accounting Policies and Critical Accounting Estimates
Principles of Consolidation
The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income (expense), net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other income (expense), net. The net (loss) gain on foreign currency transactions in 2015, 2014 and 2013 was $(0.5) million, $1.9 million, and $5.6 million, respectively, and is included in other income (expense), net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2015	2014	2015	2014	2013
Euro (EUR)	1.0887	1.2141	1.1100	1.3287	1.3281
Pound Sterling (GBP)	1.4833	1.5587	1.5286	1.6474	1.5642
Swiss Franc (CHF)	1.0048	1.0097	1.0406	1.0938	1.0791
Australian Dollar (AUD)	0.7308	0.8187	0.7522	0.9025	0.9683
Canadian Dollar (CAD)	0.7202	0.8633	0.7836	0.9059	0.9710
Japanese Yen (JPY)	0.0083	0.0084	0.0083	0.0095	0.0103
Chinese Yuan (CNY)	0.1542	0.1611	0.1592	0.1623	0.1626
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
Consumable and Related Products: In the last three years, revenue from consumable product sales has accounted for approximately 79%-83% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $3.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and management’s evaluation of specific factors that impact the risk of returns.

Revenues from related products include software-as-a-service (SaaS), license fees, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 4%-8% of our net sales. Revenue from SaaS arrangements has increased following our 2013 acquisition of Ingenuity discussed in Note 5, and is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.
Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 12%-13% of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.
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
We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are accounted for under ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, both of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

•
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Company.

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. When applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence (VSOE) of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither VSOE nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenues and costs are deferred until the period or periods in which the final deliverable is provided.
Deliverables in our multiple-element arrangements include instrumentation equipment, installation, training, extended warranty services or product maintenance contracts or consumable products. We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services are completed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. VSOE of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenues. Our other arrangements do not include any provisions for cancellation or refunds.

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

(in thousands)	Total
BALANCE AT DECEMBER 31, 2013	$4,936
Provision charged to cost of sales	2,766
Usage	(3,504)
Adjustments to previously provided warranties, net	(695)
Currency translation	(224)
BALANCE AT DECEMBER 31, 2014	$3,279
Provision charged to cost of sales	2,202
Usage	(2,569)
Adjustments to previously provided warranties, net	(91)
Currency translation	(184)
BALANCE AT DECEMBER 31, 2015	$2,637
Research and Development
Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials.
Government Grants
We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the nominal amount of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2015, 2014 and 2013, shipping and handling costs totaled $26.2 million, $26.8 million and $23.3 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2015, 2014 and 2013 were $7.2 million, $7.0 million and $7.6 million, respectively.
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
Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax provision.
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

Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value of restricted and performance stock units is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

(in thousands)	2015	2014
Cash at bank and on hand	$217,644	$260,830
Short-term bank deposits	72,367	131,837
Cash and Cash Equivalents	$290,011	$392,667
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
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes totaling $400.0 million issued in October 2012 and further described in Note 15 were estimated using the changes in the U.S. Treasury rates. The fair values of the notes payable to QIAGEN Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance, the values of which correlate to the fair value of the loan arrangements we had with QIAGEN Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).
Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2015, 2014 and 2013, write-offs of accounts receivable totaled $2.0 million, $2.3 million and $1.5 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $2.1 million, $1.4 million and $6.9 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Raw materials	$27,051	$24,781
Work in process	21,066	22,489
Finished goods	88,469	85,006
Total inventories, net	$136,586	$132,276
Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost less accumulated amortization. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software for internal use, including costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Costs for software to be sold, leased or otherwise marketed that are related to the conceptual formulation and design are expensed as incurred. Costs incurred to produce the product after technological feasibility is established are capitalized and amortized in accordance with the accounting standards for the costs of software to be sold, leased, or otherwise marketed. All other depreciation is computed using the straight-line method over the estimated useful lives of the assets (3 to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. In 2015, we recorded intangible asset impairment of $0.2 million related to the abandonment of certain projects. For the years ended December 31, 2014 and 2013, we recorded intangible asset impairments of $8.7 million and $19.7 million, respectively, as discussed in Note 6.
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2015, 2014 and 2013, goodwill has not been impaired.
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
We consider whether the fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. In 2015, we recorded total impairments to a cost method investment of $2.2 million, in other income (expense), net. For the year ended December 31, 2014 we recorded total impairments to a cost method investment of $6.0 million, of which $4.8 million was recorded in other expense, net and $1.2 million was recorded in research and development expense. For the year ended December 31, 2013, we recorded an impairment of cost method investment of $3.4 million in other income (expense), net.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. In 2015, we recorded asset impairment charges of $3.1 million in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain software projects following the acquisition of MO BIO. During the year ended December 31, 2014, in connection with our internal and acquisition related restructuring, we recorded asset impairment charges of $19.6 million, of which $15.5 million is recorded in cost of sales, $2.4 million is recorded in sales and marketing expense, and $1.7 million in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income. During the year ended December 31, 2013 we recorded asset impairment charges of $16.2 million in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain projects.

4. Segment Information
Considering the acquisitions made during 2015, we determined that we still operate as one business segment in accordance with FASB ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2015	2014	2013
Net Sales
Consumables and related revenues	$1,114,580	$1,172,728	$1,140,203
Instrumentation	166,406	172,049	161,781
Total	$1,280,986	$1,344,777	$1,301,984
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, the United Kingdom, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $11.3 million, $13.7 million and $14.4 million for the years ended 2015, 2014 and 2013, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2015	2014	2013
Net Sales
Americas:
United States	$525,532	$543,877	$545,600
Other Americas	79,578	75,974	80,299
Total Americas	605,110	619,851	625,899
Europe, Middle East and Africa	409,955	451,092	416,334
Asia Pacific and Rest of World	265,921	273,834	259,751
Total	$1,280,986	$1,344,777	$1,301,984
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $0.3 million and $1.0 million as of December 31, 2015 and 2014, respectively.

(in thousands)	2015	2014
Long-lived assets
Americas:
United States	$148,748	$136,461
Other Americas	2,691	2,863
Total Americas	151,439	139,324
Germany	243,120	241,475
Other Europe	35,573	35,362
Asia Pacific and Rest of World	12,812	11,932
Total	$442,944	$428,093

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
2015 Acquisitions
During 2015, we completed three acquisitions, including the acquisition of MO BIO Laboratories Inc., a privately-held U.S. company, that is considered a leader in sample technologies for metagenomics and microbiome analysis. Purchase consideration for these acquisitions totaled $66.9 million in cash, net of cash acquired, and as of December 31, 2015, the purchase price allocations are preliminary. Each of these acquisitions did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
Other Acquisition
During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (Marseille), a publicly listed company founded and based in Marseille, France. During 2014, we acquired additional Marseille shares for a total of $0.3 million and held 90.27% of the Marseille shares as of December 31, 2014. In February 2015, QIAGEN Marseille, a fully consolidated entity, agreed to the sale of all its assets and liabilities, with the exception of its intellectual property portfolio. In addition, we made a tender offer to acquire the remaining Marseille shares. Per the terms of the tender offer, $2.5 million is set aside as of December 31, 2015 in restricted cash for the remaining shares which were finally acquired early in 2016. During 2015, we acquired additional Marseille shares for a total of $8.0 million and held 97.22% of the Marseille shares as of December 31, 2015.
2014 Acquisition
In December 2014, we acquired the enzyme solutions business of Enzymatics Inc. (Enzymatics), a U.S. company whose products are used in an estimated 80% of all next-generation sequencing (NGS) workflows. The comprehensive Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare. The cash consideration totaled $114.2 million of which $5.8 million was retained in an escrow account as of December 31, 2015 to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Enzymatics did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.
The final purchase price allocation of Enzymatics did not differ from the preliminary estimates other than an increase of $2.1 million in fair value of contingent consideration, a $0.4 million increase of long-term deferred tax liability and an additional $0.1 million increase of other opening balance sheet adjustments. The corresponding impact for these adjustments was an increase to goodwill of $2.4 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements.
The final purchase price allocation for Enzymatics was as follows:

(in thousands)	Enzymatics acquisition
Purchase Price:
Cash consideration	$114,224
Fair value of contingent consideration	13,600
$127,824

Final Allocation:
Cash and cash equivalents	$1,178
Accounts receivable	2,813
Prepaid and other current assets	1,330
Fixed and other long-term assets	1,414
Accounts payable	(3,090)
Accruals and other current liabilities	(1,940)
Long term deferred tax liability	(21,558)
Developed technology, licenses and know-how	28,600
Tradenames	6,600
Customer relationships	22,300
Goodwill	90,177
$127,824
The weighted-average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes.
Certain acquisitions may include contingent consideration which is recorded as part of the purchase consideration based on the acquisition date fair value. The total fair value of the contingent consideration for Enzymatics of $13.6 million was recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.70% and 2.20%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $17.0 million through 2017. This is discussed further in Note 14, "Fair Value Measurements," where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs.
Other 2014 Acquisitions
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
The final purchase price allocation for Ingenuity was as follows:

(in thousands)	Ingenuity acquisition
Purchase Price:
Cash consideration	$106,932
$106,932

Final Allocation:
Cash and cash equivalents	$4,449
Accounts receivable	2,018
Prepaid and other current assets	1,834
Current deferred tax asset	3,126
Fixed and other long-term assets	2,648
Long-term deferred tax asset	13,203
Accounts payable	(2,662)
Accruals and other current liabilities	(14,558)
Liabilities assumed	(557)
Developed technology, licenses and know-how	37,903
Tradenames	3,359
In-process research and development	2,069
Customer relationships	1,023
Goodwill	69,479
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,402)
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
Other 2013 Acquisitions
During 2013, we completed the acquisition of CLC bio, a privately-held company located in Aarhus, Denmark that has created the leading commercial data analysis solutions and workbenches for next-generation sequencing, used by top academic and pharmaceutical research as well as clinical institutions. Purchase consideration totaled $68.2 million in cash, net of cash acquired, and as of December 31, 2014, the purchase price allocation is final. The final purchase price allocation for CLC bio did not differ from the preliminary estimates. This acquisition was not significant to the overall consolidated financial statements.

6. Restructuring
2014 Restructuring
During the fourth quarter of 2014, we recorded pretax charges of $37.1 million in restructuring charges in connection with the acquisition of Enzymatics discussed in Note 5 "Acquisitions" and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN's new strategic focus on its five growth drivers. Of these charges, $26.4 million is recorded in cost of sales,

$2.4 million is recorded in sales and marketing, and $8.3 million is recorded in general, administrative, integration and other. The pretax charge consists of $6.4 million for workforce reductions, $19.6 million for fixed asset abandonment charges, $8.7 million for intangible asset abandonment charges in line with strategic initiatives to keep our activities technologically and competitively current. Additionally, we incurred contract termination and consulting costs of $2.4 million. No additional costs were incurred in 2015.
The following table summarizes the components of the 2014 restructuring costs. At December 31, 2015, a restructuring accrual of $4.1 million was included in accrued and other liabilities. At December 31, 2014, a restructuring accrual of $12.1 million was included in accrued and other liabilities and $2.6 million was included in other long term liabilities in the accompanying consolidated balance sheet.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2014	$6,341	$7,627	$652	$14,620
Payments	(4,789)	(4,199)	(418)	(9,406)
Release of excess accrual	(453)	—	(20)	(473)
Foreign currency translation adjustment	(630)	—	—	(630)
Balance at December 31, 2015	$469	$3,428	$214	$4,111
2011 Restructuring
Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures, actions to enhance our processes, speed and productivity. The last group of initiatives included actions to focus research and development activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. Restructuring charges were recorded in 2013 as part of this transformational project.
The following table summarizes the cash components of the restructuring costs. At December 31, 2015, no restructuring accrual remained for this program. At December 31, 2014, a restructuring accrual of $0.7 million was included in accrued and other liabilities in the accompanying consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2013	$9,782	$313	$511	$10,606
Payments	(8,071)	(313)	(511)	(8,895)
Release of excess accrual	(775)	—	—	(775)
Foreign currency translation adjustment	(210)	—	—	(210)
Balance at December 31, 2014	$726	$—	$—	$726
Payments	(381)	—	—	(381)
Release of excess accrual	(340)	—	—	(340)
Foreign currency translation adjustment	(5)	—	—	(5)
Balance at December 31, 2015	$—	$—	$—	$—
The costs in the above table do not include consulting costs associated with third-party service providers that assisted with execution of the restructuring. We accrue for consulting costs as the services are provided.
Since 2011, we have incurred cumulative restructuring costs totaling $234.6 million which include $56.4 million for personnel related costs, $97.7 million of impairments, and $80.5 million of contract, consulting and other related costs. Of the $234.6 million cumulative restructuring costs since 2011, $188.5 million were recorded in general and administrative, restructuring, integration and other and $46.1 million were recorded in cost of sales. We did not record additional restructuring charges in 2015 or 2014 related to this program.

7. Short-Term Investments

At December 31, 2015 and 2014, we had $127.1 million and $180.2 million, respectively, of loan receivables and commercial paper due from financial institutions. These loan receivables and commercial paper are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2015, these loans consist of $94.4 million and €30.0 million ($32.7 million as of December 31, 2015) which mature at various dates through December 2018. All instruments that have an original tenor of more than 12 months include redemption rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may redeem the loans at our discretion.
At December 31, 2015 and 2014, we also had €3.4 million ($3.7 million) and €3.2 million ($3.9 million), respectively in term deposits with final maturities in August 2017. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.
For the year ended December 31, 2015 and 2014, proceeds from sales of short term investments totaled $367.7 million and $275.8 million, respectively. During the years ended December 31, 2015 and 2014, realized losses totaled $6.0 million and $3.9 million, respectively. There were no realized gains or losses during 2013.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Prepaid expenses	$38,986	$40,359
Value added tax	15,219	13,332
Other receivables	9,876	10,778
Fair value of derivative instruments	3,758	46,802
Amounts held in escrow in connection with acquisitions	2,500	2,500
	$70,339	$113,771

9. Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2015 and 2014:

(in thousands)	Estimated useful life (in years)	2015	2014
Land	—	$15,452	$15,653
Buildings and improvements	5-40	302,068	300,131
Machinery and equipment	3-10	253,556	244,906
Computer software	3-7	125,396	102,835
Furniture and office equipment	3-10	92,281	86,556
Construction in progress	—	63,825	70,575
		852,578	820,656
Less: Accumulated depreciation and amortization		(409,634)	(392,563)
Property, plant and equipment, net		$442,944	$428,093
Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2015 and 2014, respectively. For the years ended December 31, 2015, 2014 and 2013 depreciation and amortization expense totaled $59.5 million, $67.9 million and $72.5 million, respectively. For the years ended December 31, 2015, 2014 and 2013 amortization related to computer software to be sold, leased or marketed totaled $5.1 million, $6.2 million and $4.8 million, respectively. In 2015, we recorded asset impairment charges of $3.1 million, of which $1.0 million related to computer software to be sold, leased or marketed related to the abandonment of certain projects following the acquisition of MO BIO. In connection with the restructuring discussed more fully in Note 6, impairment charges of $19.6 million, of which $8.8 million related to computer software to be sold, leased or marketed, and $16.2 million were recorded related to discontinued projects in the years ended December 31, 2014 and 2013, respectively.

Repairs and maintenance expense was $15.4 million, $15.9 million and $14.0 million in 2015, 2014 and 2013, respectively. For the year ended December 31, 2015 and 2014, construction in progress primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2015, 2014 and 2013, interest capitalized in connection with construction projects was not significant.

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

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)	Ownership Percentage	2015	2014	2015	2014	2013
PreAnalytiX GmbH	50.00%	$10,627	$18,954	$1,878	$3,557	$2,044
Biotype Innovation GmbH	24.90%	3,775	—	(595)	—	—
Pyrobett	19.00%	2,111	2,711	(600)	(539)	(265)
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	30.00%	203	216	(107)	(409)	(112)
QIAGEN Finance	100.00%	—	414	85	147	93
QBM Cell Science	19.50%	—	398	—	(2)	(6)
Dx Assays Pte Ltd	33.30%	—	—	—	710	—
		$16,716	$22,693	$661	$3,464	$1,754
We had a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) which was established for the purpose of issuing convertible debt in 2004. The proceeds of the 2004 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. had guaranteed the 2004 Notes, and had agreements with QIAGEN Finance to issue common shares to the investors in the event of conversion of the 2004 Notes. QIAGEN Finance was a variable interest entity. We did not hold any variable interests in QIAGEN Finance, and we were not the primary beneficiary, therefore QIAGEN Finance was not consolidated. Accordingly, the 2004 convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. QIAGEN N.V. accounted for its investment in QIAGEN Finance as an equity investment until the first quarter of 2015 and accordingly recorded 100% of the profit or loss of QIAGEN Finance in the gain or loss from equity method investees. During the first quarter of 2015, we repaid the $250.9 million loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance.
At December 31, 2015 and 2014, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $17.2 million and $18.6 million, respectively, which are included in other long-term assets in the consolidated balance sheets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During the years ended December 31, 2015, and 2014, we made cost-method investments totaling $4.4 million, and $9.4 million, respectively. In 2015, we recorded impairments to cost method investments of $2.2 million in other income (expense), net. In 2014, we recorded total impairments to a cost method investment of $6.0 million, of which $4.8 million was recorded in other income (expense), net and $1.2 million was recorded in research and development expense. In the first quarter of 2016 we entered into a short-term agreement with one of the cost-method investees where they may receive up to $0.6 million.
During 2015, our former cost-method investment in Curetis AG was reclassified as a long-term marketable security upon the completed IPO of its Dutch holding company, Curetis N.V. At December 31, 2015, we held 320,712 shares with a fair market value of $3.5 million and a cost of $2.3 million. We are restricted from selling our shares until May 2016. Long-term marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2015 and 2014:

		2015		2014
(in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	10.57	$338,175	$(205,880)	$312,224	$(185,132)
Developed technology	10.41	693,294	(409,374)	708,509	(361,825)
Customer base, trademarks, and non-compete agreements	10.52	432,036	(211,830)	423,685	(179,316)
	10.48	$1,463,505	$(827,084)	$1,444,418	$(726,273)
Unamortized Intangible Assets:
In-process research and development		$—		$8,769
Goodwill		1,875,698		1,887,963
		$1,875,698		$1,896,732

The changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

(in thousands)	Intangibles	Goodwill
BALANCE AT DECEMBER 31, 2013	$790,405	$1,855,691
Additions	9,677	—
Acquisitions	103,130	99,846
Amortization	(132,890)	—
Impairment losses	(8,711)	—
Foreign currency translation adjustments	(34,697)	(67,574)
BALANCE AT DECEMBER 31, 2014	$726,914	$1,887,963
Additions	45,575	—
Purchase adjustments	(8,200)	1,656
Acquisitions	31,412	37,084
Amortization	(131,953)	—
Impairment losses	(205)	—
Foreign currency translation adjustments	(27,122)	(51,005)
BALANCE AT DECEMBER 31, 2015	$636,421	$1,875,698
Amortization expense on intangible assets totaled approximately $132.0 million, $132.9 million and $126.9 million, respectively, for the years ended December 31, 2015, 2014 and 2013.
In 2015, we recorded intangible asset impairment of $0.2 million related to the abandonment of certain projects. In connection with the restructuring discussed more fully in Note 6, impairment charges of $8.7 million and $19.7 million related to discontinued projects were recorded in the years ended December 31, 2014 and 2013, respectively.
Cash paid for purchases of intangible assets during the years ended December 31, 2015 and 2014 totaled $19.7 million and $10.4 million of which $6.4 million and $0.7 million, respectively, were not yet in service and are included in other long-term assets in the consolidated balance sheet. Intangible asset additions of $45.6 million includes $13.3 million of cash paid during the year ended December 31, 2015, together with $12.1 million of additions which were previously recorded as prepayments, $10.0 million of additions which were previously included in other long-term assets, $5.9 million of non-cash additions and $4.4 million of additions which were accrued as of December 31, 2015.

The changes in the carrying amount of goodwill during the years ended December 31, 2015 and 2014 resulted primarily from changes in foreign currency translation together with acquired goodwill from 2015 acquisitions and adjustments made in connection with 2014 purchase price allocation for the acquisition of Enzymatics discussed in Note 5. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2015 and 2014.
The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During 2015, two development projects were completed and $8.8 million of in-process research and development costs were reclassified into developed technology.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2016	$132,640
2017	$114,512
2018	$92,591
2019	$74,479
2020	$50,069

12. Accrued and Other Liabilities
Accrued and other liabilities at December 31, 2015 and 2014 consist of the following:

(in thousands)	2015	2014
Accrued expenses	$55,928	$79,120
Payroll and related accruals	52,036	54,768
Deferred revenue	49,812	49,190
Accrued royalties	13,786	13,855
Cash collateral	7,826	—
Accrued contingent consideration and milestone payments	6,995	7,477
Accrued interest on long-term debt	4,239	8,121
Current portion of capital lease obligations	922	1,125
Fair value of derivative instruments	525	10,547
Total accrued and other liabilities	$192,069	$224,203

13. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset any amounts under any master netting arrangements. During 2015, we have agreed with almost all of our counterparties with whom we enter into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2015, we had a net liability position of $7.8 million recorded in accrued and other liabilities in the accompanying balance sheet, and we did not post any collateral to any of our counterparties. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

During 2015, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2015, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2015, we expect that no significant amount of derivative gains included in accumulated other comprehensive income will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
As of December 31, 2014, all derivatives that qualify for hedge accounting are fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2015 and 2014, there is no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the condensed consolidated balance sheet account of the underlying item.
Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we have agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2015, the €180.0 million notional swap amount had an aggregate fair value of $6.9 million, which is recorded in other long-term assets in the accompanying balance sheet.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2015 and 2014, the $200.0 million notional swap amount had an aggregate fair value of $5.8 million and $3.3 million, respectively, which is recorded in other long-term assets in the accompanying balance sheet.
Call Options
We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 15. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. The Call Options are intended to address the equity price risk inherent in the cash conversion feature by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
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
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 14. The fair value of the Call Options at December 31, 2015 and 2014 was approximately $169.0 million and $147.7 million, respectively which is recorded in other long-term assets in the accompanying balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other (expense) income, net. For the years ended December 31, 2015 and 2014, the change in the fair value of the Call Options resulted in gains of $21.3 million and $42.5 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option

The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other (expense) income, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 14. The fair value of the embedded cash conversion option at December 31, 2015 and 2014 was approximately $171.0 million and $149.5 million which is recorded in other long-term liabilities in the accompanying balance sheet. For the years ended December 31, 2015 and 2014 the change in the fair value of the embedded cash conversion option resulted in losses of $21.5 million and $44.3 million, respectively.
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
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2015, an aggregate notional value of $264.2 million and fair value of $1.4 million included in prepaid and other assets and $0.5 million included in accrued and other liabilities, respectively, which expire at various dates through March 2016.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2014, an aggregate notional value of $1.3 billion and fair values of $46.8 million included in prepaid and other assets and $10.5 million included in accrued and other liabilities, respectively, which expired at various dates through December 2015. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2015 and 2014:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	2015	2014	2015	2014
Derivative instruments designated as hedges
Interest rate contracts (1)	$12,687	$3,294	$—	$—
Total derivative instruments designated as hedges	$12,687	$3,294	$—	$—
Undesignated derivative instruments
Call spread overlay	$169,037	$147,707	$(170,951)	$(149,450)
Foreign exchange contracts	1,393	46,802	(525)	(10,547)
Total derivative instruments	$170,430	$194,509	$(171,476)	$(159,997)
_________________
(1) The fair value amounts for the interest rate contracts include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2015, 2014 and 2013:

Year-Ended December 31, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain/loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$5,337	Other (expense) income, net	$(5,273)	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$1,691

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(171)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	21,434
				$21,263

Year-Ended December 31, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$3,294

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,743)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	61,713
				$59,970

Year-Ended December 31, 2013 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$(19,409)
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

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 10, which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 15, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 15, "Lines of Credit and Debt", and Note 13, "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of December 31, 2015 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 0.70% and 2.20%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2015				As of December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$3,674	$127,143	$—	$130,817	$3,885	$180,151	$—	$184,036
Marketable securities	3,485	—	—	3,485	—	—	—	—
Call option	—	169,037	—	169,037	—	147,707	—	147,707
Foreign exchange contracts	—	1,393	—	1,393	—	46,802	—	46,802
Interest rate contracts	—	12,687	—	12,687	—	3,294	—	3,294
	$7,159	$310,260	$—	$317,419	$3,885	$377,954	$—	$381,839
Liabilities:
Foreign exchange contracts	$—	$(525)	$—	$(525)	$—	$(10,547)	$—	$(10,547)
Cash conversion option	—	(170,951)	—	(170,951)	—	(149,450)	—	(149,450)
Contingent consideration	—	—	(17,678)	(17,678)	—	—	(17,477)	(17,477)
	$—	$(171,476)	$(17,678)	$(189,154)	$—	$(159,997)	$(17,477)	$(177,474)

Activity for liabilities with Level 3 inputs is summarized in the following table:

(in thousands)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
BALANCE AT DECEMBER 31, 2013	$(6,127)
Additions from acquisitions	(13,057)
Payments	457
Gain included in earnings	1,162
Foreign currency translation adjustments	88
BALANCE AT DECEMBER 31, 2014	$(17,477)
Additions	(5,476)
Gain included in earnings	5,225
Foreign currency translation adjustments	50
BALANCE AT DECEMBER 31, 2015	$(17,678)
For the year ended December 31, 2015, $10.7 million is included in other long-term liabilities and $7.0 million is included in accrued liabilities. During 2015, gains for the reduction in the fair value of contingent consideration totaling $5.2 million were recognized in general and administrative, restructuring, integration and other. For the year ended December 31, 2014, the gains of $1.2 million were recognized in cost of sales.
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2015 and 2014 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10.

15. Lines of Credit and Debt
Our credit facilities available at December 31, 2015 total €436.6 million (approximately $475.3 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2020 of which no amounts were utilized at December 31, 2015, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of December 31, 2015. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. In 2015 and 2014, $0.9 million and $1.8 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2015. The credit facilities are for general corporate purposes.
At December 31, 2015, total long-term debt was approximately $1.1 billion. Total long-term debt consists of the following as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	$—	$130,451
3.19% Series A Senior Notes due October 16, 2019	73,994	73,645
3.75% Series B Senior Notes due October 16, 2022	303,991	302,648
3.90% Series C Senior Notes due October 16, 2024	27,000	27,000
0.375% Senior Unsecured Cash Convertible Notes due 2019	396,198	386,332
0.875% Senior Unsecured Cash Convertible Notes due 2021	258,404	251,335
Other notes payable bearing interest up to 6.28%	—	668
Total long-term debt	1,059,587	1,172,079
Less current portion	—	131,119
Long-term portion	$1,059,587	$1,040,960
Interest expense on long-term debt was $34.5 million, $36.4 million and $28.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.
Future maturities of long-term debt as of December 31, 2015 are as follows:

Year ending December 31,	(in thousands)
2016	$—
2017	—
2018	—
2019	470,192
2020	—
thereafter	589,395
$1,059,587
Cash Convertible Notes due 2019 and 2021
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes”. The aggregate net proceeds of the Cash Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay the 2006 Notes and related subscription right described below.
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
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 13.
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2015, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately five and seven years, respectively. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the fair value of the 2019 Notes was $495.5 million and $452.0 million and the fair value of the 2021 Notes was $356.1 million and $318.1 million, at December 31, 2015 and 2014, respectively.
In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized over the terms of the Cash Convertible Notes.

Interest expense related to the Cash Convertible Notes was comprised of the following:

	Year-Ended December 31
(in thousands)	2015	2014
Coupon interest	$4,238	$3,307
Amortization of original issuance discount	16,935	12,836
Amortization of debt issuance costs	2,220	1,693
Total interest expense related to the Cash Convertible Notes	$23,393	$17,836
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
The Warrants cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). The Warrants could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. Approximately €170.0 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility in 2012. The remainder of the proceeds provides additional resources to support our longer-term business expansion. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2015. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes as of December 31, 2015 and December 31, 2014 was approximately $399.3 million and $394.3 million, respectively, taking into account that $200.0 million of such notes are the hedged item in the fair value transaction described in Note 13. The fair value of such hedges was $5.8 million and $3.3 million at December 31, 2015 and December 31, 2014, respectively.
2006 Notes
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries. These long-term notes payable to Euro Finance had an effective interest rate of 3.7% and were due in May 2026. Interest was payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and were convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In March 2014, we redeemed the $300.0 million loan payable to Euro Finance and approximately 98% of the subscription right with QIAGEN Euro Finance for $372.5 million, and recognized a loss on the redemption of $4.6 million in other (expense) income, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $67.9 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Contemporaneously, QIAGEN Euro Finance redeemed the 2006 Notes. During 2014, we issued 0.2 million common shares in exchange for $3.9 million upon the exercise of the remaining subscription rights and subsequently Euro Finance was liquidated.
2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% were due in February 2024. Interest was payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. The subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with the conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other (expense) income, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $113.0 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Subsequent to these transactions QIAGEN Finance was liquidated.

16. Income Taxes
Income before income taxes for the years ended December 31, 2015, 2014 and 2013 consisted of:

(in thousands)	2015	2014	2013
Pretax income in The Netherlands	$(2,495)	$(5,806)	$24,135
Pretax income from foreign operations	134,993	124,320	13,203
	$132,498	$118,514	$37,338
Income taxes for the years ended December 31, 2015, 2014 and 2013 are as follows:

(in thousands)	2015	2014	2013
Current—The Netherlands	$973	$936	$2,874
—Foreign	41,862	41,667	33,452
	42,835	42,603	36,326
Deferred—The Netherlands	250	317	—
—Foreign	(37,444)	(41,608)	(68,086)
	(37,194)	(41,291)	(68,086)
Total provision for income taxes	$5,641	$1,312	$(31,760)
The Netherlands statutory income tax rate was 25% for the years ended December 31, 2015, 2014 and 2013. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$33,124	25.0%	$29,628	25.0%	$9,334	25.0%
Taxation of foreign operations, net(1)	(36,407)	(27.5)	(29,959)	(25.3)	(31,826)	(85.2)
Tax impact from non-deductible items	14,411	10.9	9,339	7.9	6,219	16.7
Tax impact from tax exempt income(2)	(5,810)	(4.4)	(2,589)	(2.1)	(8,557)	(23.0)
Tax contingencies, net	1,163	0.9	4,409	3.7	1,986	5.3
Taxes due to changes in tax rates	(836)	(0.6)	330	0.3	(1,640)	(4.4)
Government incentives and other deductions(3)	(2,754)	(2.1)	(8,617)	(7.3)	(5,931)	(15.9)
Restructuring	—	—	—	—	(872)	(2.3)
Prior year taxes	(1,201)	(0.9)	(1,950)	(1.7)	(888)	(2.4)
Valuation allowance	3,450	2.6	—	—	—	—
Other items, net	501	0.4	721	0.6	415	1.1
Total provision for income taxes	$5,641	4.3%	$1,312	1.1%	$(31,760)	(85.1)%
  ____________________
(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operations and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. Additionally, in 2014 and 2013, in certain foreign jurisdictions (primarily Germany and the United States), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions.
(2) The tax impact from tax exempt income primarily reflects The Netherlands’ benefit of the 2006 and 2004 Notes discussed in Note 15 “Lines of Credit and Debt.” These notes were redeemed in 2014 and 2015, respectively, and accordingly the related income tax benefit of $2.6 million in 2014 and $4.6 million in 2013, did not and will not impact our effective tax rate in 2015 and beyond. In 2015, tax exempt income includes non-taxable income in The Netherlands related to the repurchase of the 2004 Notes, non-taxable income in the U.S. from the release of contingent consideration accruals and non-taxable dividend income in Switzerland.
(3) Government incentives include favorable tax regulations primarily in France (in 2014 and 2013) and the United States relating to research and development expense as well as the United States Internal Revenue Code Section 199 domestic production activities deduction.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are open since 2003 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2011. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2011 through the current period.
Starting in February 2014, the U.S. tax authorities (Internal Revenue Service) have been auditing our U.S. federal tax returns for 2011 and 2012. The audit is currently in process and we expect to close the audit in 2016. Additionally, in February 2016 German tax authorities began the audit of the German tax returns for the 2010-2013 tax years.
In 2012, we established a reserve related to withholding tax on a specific intercompany transaction for $3.9 million including penalties. During 2013, we settled on this issue with the relevant tax authorities, which resulted in a release of the remaining $1.9 million reserve in the fourth quarter of 2013.
In 2014, we established reserve related to cash convertible notes as discussed in Note 15 for $3.0 million. In early 2015, we received a confirmation from the relevant tax authorities, which resulted in a release of $3.0 million reserve in the first quarter of 2015.
Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2013	$11,585
Additions based on tax positions related to the current year	4,448
Decrease from currency translation	(31)
Balance at December 31, 2014	$16,002
Additions based on tax positions related to the current year	2,018
Additions for tax positions of prior years	2,640
Settlements with taxing authorities	(2,988)
Reductions due to lapse of statute of limitations	(747)
Decrease from currency translation	(190)
Balance at December 31, 2015	$16,735
At December 31, 2015 and 2014, our net unrecognized tax benefits totaled approximately $16.7 million and $16.0 million, respectively, of which $16.7 million and $14.0 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $6.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of income as part of the income tax provision.
Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within income tax expense. For the years ended December 31, 2015, 2014 and 2013, we have net interest (income) expense and penalties of $0.3 million, $(0.3) million and $(1.7) million, respectively. At December 31, 2015 and 2014, we have accrued interest of $1.4 million and $1.1 million, respectively, which are not included in the table above.
We have recorded net deferred tax liabilities of $43.1 million and $82.8 million at December 31, 2015 and 2014, respectively. The components of the net deferred tax liability at December 31, 2015 and 2014 are as follows:

	2015		2014
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$25,771	$—	$33,208	$—
Accrued and other liabilities	22,648	—	20,425	—
Inventories	2,394	(1,060)	4,798	(1,358)
Allowance for bad debts	1,121	(465)	1,155	(483)
Currency revaluation	934	(132)	510	(211)
Depreciation and amortization	1,859	(27,854)	3,616	(10,645)
Capital lease	1,793	—	1,128	—
Tax credit carryforwards	1,110	—	3,347	—
Unremitted profits and earnings	—	(902)	—	(1,064)
Intangibles	272	(150,594)	1,030	(199,677)
Share-based compensation	14,726	—	14,209	—
Interest	54,307	—	38,013	—
Convertible debt	13,765	—	10,055	—
Other	2,080	(1,154)	1,901	(2,108)
	142,780	(182,161)	133,395	(215,546)
Valuation allowance	(3,703)	—	(602)	—
	$139,077	$(182,161)	$132,793	$(215,546)
Net deferred tax liabilities		$(43,084)		$(82,753)
At December 31, 2015 and 2014, we had $264.2 million and $270.1 million in total foreign net operating loss (NOL) carryforwards. At December 31, 2015 and 2014, we had $110.3 million and $120.8 million of U.S. federal (NOL) carryforwards. At December 31, 2015, the entire NOL in the U.S. is subject to limitations under Section 382 of the Internal

Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2022 through December 31, 2032. As of December 31, 2015 and 2014, we had other foreign NOL carryforwards totaling approximately $153.9 million and $149.3 million, respectively, with $9.3 million added in 2014 due to acquisitions. As of December 31, 2015, we had trade tax NOL carryforwards in Germany of $103.5 million. Of the total $153.9 million NOL carryforward, a portion of the foreign NOLs will be expiring beginning December 2016. The valuation allowance amounts for the years ended December 31, 2015 and December 31, 2014 are $3.7 million and $0.6 million. In 2015, we recorded a valuation allowance of $3.4 million related to NOLs and released $0.3 million of valuation allowance related to the expiration of statute of limitations.
As of December 31, 2015, a deferred tax liability has not been recognized for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $333.6 million at December 31, 2015. We have $20.1 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2015 and December 31, 2014, of approximately $0.9 million and $1.1 million respectively. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

17. Equity
Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 15) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds, net of issuance costs, from the sale of the Warrants of approximately $68.9 million are included as additional paid in capital in the accompanying consolidated balance sheets. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
Share Repurchase Program
In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.
In 2013, we announced a second share buyback program, to purchase another $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares were repurchased for a total aggregate cost of $100.4 million (including performance fees), under this program.
In July 2014, we announced the launch of our third share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include the warrants issued in connection with the issuance of our Cash Convertible Notes discussed above and employee share-based remuneration plans.

Accumulated Other Comprehensive Income (Loss)
The following table is a summary of the components of accumulated other comprehensive income (loss) as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Net unrealized gain on hedging contracts, net of tax	$48	$—
Net unrealized gain on marketable securities, net of tax	1,215	—
Net unrealized loss on pension, net of tax	(2,148)	(882)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $7.4 million and $6.8 million in 2015 and 2014, respectively	(15,497)	(12,933)
Foreign currency translation adjustments	(242,774)	(120,920)
Accumulated other comprehensive loss	$(259,156)	$(134,735)

18. Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” options and warrants to issue common shares were exercised. The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands, except per share data)	2015	2014	2013
Net income attributable to the owners of QIAGEN N.V.	$127,103	$116,634	$69,073

Weighted average number of common shares used to compute basic net income per common share	233,483	232,644	234,000
Dilutive effect of stock options and restrictive stock units	3,539	3,573	3,023
Dilutive effect of outstanding warrants	136	5,321	5,152
Weighted average number of common shares used to compute diluted net income per common share	237,158	241,538	242,175
Outstanding options and awards having no dilutive effect, not included in above calculation	37	422	1,616
Outstanding warrants having no dilutive effect, not included in above calculation	26,071	32,505	21,315

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.50	$0.30
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.48	$0.29

19. Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated balance sheets include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $23.2 million, $25.6 million and $26.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Minimum future obligations under capital and operating leases at December 31, 2015 are as follows:

(in thousands)	Capital Leases	Operating Leases
2016	$1,307	$18,166
2017	1,212	12,894
2018	1,505	8,207
2019	—	5,878
2020	—	4,376
Thereafter	—	4,923
	4,024	$54,444
Less: Amount representing interest	(682)
	3,342
Less: Current portion	(922)
Long-term portion	$2,420
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $13.8 million and $13.9 million at December 31, 2015 and 2014, respectively. Royalty expense relating to these agreements amounted to $43.2 million, $48.8 million, and $53.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2015, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2016	$67,609	$1,333
2017	15,970	1,277
2018	8,453	1,221
2019	7,044	1,151
2020	136	1,151
Thereafter	—	1,661
	$99,212	$7,794
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, we could be required to make additional contingent cash payments totaling up to $67.8 million based on the achievement of certain revenue and operating results milestones as follows: $40.2 million in 2016, $15.5 million in 2017, $5.1 million in 2019, and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $67.8 million total contingent obligation, we have assessed the fair value at December 31, 2015, to be $17.7 million, of which $10.7 million is included in other long-term liabilities and $7.0 million is included in accrued liabilities in the accompanying consolidated balance sheet.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2015, the commitment under these agreements totaled $15.3 million.
Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2015 and 2014 appropriately reflect the estimated cost of such warranty obligations.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other current assets and amount to $2.5 million as of December 31, 2015 and 2014. In addition, we have recorded $0.1 million for preacquisition contingencies as a liability under accrued and other liabilities as of December 31, 2014.
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2015, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

20. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be able to be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and had approximately 19.7 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2015.
Stock Options
No stock options were granted in 2015 or 2014. During the year ended December 31, 2013, we granted 543,903 stock options. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the year ended December 31, 2013:

2013
Stock price volatility	27%
Risk-free interest rate	0.88%
Expected life (in years)	4.93
Dividend rate	0%
Forfeiture rate	4.1%

A summary of the status of employee stock options as of December 31, 2015 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2015	2,531	$18.23
Exercised	(669)	$15.30
Forfeited	(22)	$17.01
Expired	(19)	$12.80
Outstanding at December 31, 2015	1,821	$19.37	4.59	$15,080
Vested at December 31, 2015	1,670	$19.27	4.36	$14,001
Vested and expected to vest at December 31, 2015	1,817	$19.37	4.59	$15,048
Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2013 was $4.94. The total intrinsic value of options exercised during the years ended December 31, 2015, 2014 and 2013 was $7.0 million, $6.3 million and $25.3 million, respectively. At December 31, 2015, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $0.2 million and will be recognized over a weighted average period of approximately 0.27 years.
At December 31, 2015, 2014 and 2013, 1.7 million, 2.1 million and 2.3 million options were exercisable at a weighted average price of $19.27, $18.10 and $16.99 per share, respectively. The options outstanding at December 31, 2015 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 3 to 5 years, and in certain grants 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.2%. At December 31, 2015, there was $77.5 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 4.49 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2015, 2014 and 2013 was $24.91, $22.73 and $21.30, respectively. The total fair value of stock units that vested during the years ended December 31, 2015, 2014 and 2013 was $28.7 million, $34.1 million and $22.6 million, respectively.
A summary of stock units as of December 31, 2015 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2015	9,160
Granted	1,691
Vested	(1,153)
Forfeited	(742)
Outstanding at December 31, 2015	8,956	2.46	$247,757
Vested and expected to vest at December 31, 2015	7,298	2.27	$189,560
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2015, 2014 and 2013 totaled approximately $27.6 million, $42.2 million and $37.9 million, respectively, as shown in the table below. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $3.3 million, $1.6 million and $3.1 million, respectively, for the years ended December 31, 2015, 2014 and 2013.

Compensation Expense (in thousands)	2015	2014	2013
Cost of sales	$2,460	$2,726	$3,337
Research and development	6,037	6,650	7,632
Sales and marketing	6,180	8,290	10,412
General and administrative	12,890	24,522	16,554
Share-based compensation expense	27,567	42,188	37,935
Less: income tax benefit	6,511	9,685	8,832
Net share-based compensation expense	$21,056	$32,503	$29,103
Total share-based compensation expense in 2015 was lower compared to 2014 following a reassessment on stock units with performance criteria. Total share-based compensation expense in 2014 was higher compared to 2013 due to incremental expense of $1.4 million recognized in connection with retirement provisions for Supervisory Board members. No share-based compensation cost was capitalized in inventory in 2015, 2014 or 2013 as the amounts were not material.

21. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.4 million, $2.1 million and $1.7 million for the years ended December 31, 2015, 2014 and 2013, respectively. In 2013, the total expense was lower partially due to matching amounts which were funded from forfeited amounts. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2015, 2014 and 2013.
We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $6.6 million at December 31, 2015 and $5.0 million at December 31, 2014, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

22. Related Party Transactions
We had a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) which was established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance was a variable interest entity for which we did not hold any variable interests and were not the primary beneficiary, thus it was not consolidated. Accordingly, the convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2014, we had loans payable to QIAGEN Finance of $130.5 million, accrued interest due to QIAGEN Finance of $3.9 million, and amounts receivable from QIAGEN Finance of $3.0 million. The amounts receivable were related to subscription rights which were recorded net in the equity of QIAGEN N.V. as paid-in capital. As discussed in Note 15, during 2015 we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance.

From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

	As of December 31,		For the years ended December 31,
(in thousands)	2015	2014	2015	2014	2013
Net sales	—	—	$418	$1,567	$6,193
Reimbursements against research and development costs	—	—	$2,032	—	—
Accounts receivable	$1,209	$1,797	—	—	—
Accounts payable	$471	$1,397	—	—	—
Loans receivable, including interest	$7,472	—	—	—	—
During 2015, we entered into two loan agreements with companies in which we also hold an interest for $5.0 million and €2.0 million ($2.4 million), bearing interest at 6% and 7% and are due in January 2020 and June 2019, respectively. The loans were made for general business purposes and no amounts were repaid in 2015. In the first quarter of 2016 we entered into a short-term $0.6 million loan arrangement with another cost-method investee.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2013:
Allowance for doubtful accounts	$5,221	$6,901	$(1,527)	$88	$10,683
Year Ended December 31, 2014:
Allowance for doubtful accounts	$10,683	$1,363	$(2,263)	$(936)	$8,847
Year Ended December 31, 2015:
Allowance for doubtful accounts	$8,847	$2,093	$(2,022)	$(1,663)	$7,255

S- 1