Form 20-F
period 2016-12-31
QIAGEN NV
filed 2017-03-06
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
The number of outstanding Common Shares as of December 31, 2016 was 234,560,586.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 1, 2017, was $1.0533 per €1.
For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
QIAGEN N.V. is registered under its commercial and legal name with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap) and is organized as a holding company.
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 and the consolidated balance sheets at December 31, 2016 and 2015 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2013 and 2012, and the consolidated balance sheets as of December 31, 2014, 2013 and 2012, is derived from audited consolidated financial statements not included in this Annual Report. Certain prior year amounts have been revised to reflect a change in attribution method of share-based compensation. See further discussion in the Revision of Previously Issued Financial Statements for Change in Attribution Method section of Note 20 - Share-Based Compensation. Additionally, for the year ended December 31, 2015, certain balance sheet amounts have been reclassified upon adoption of ASU 2015-03 as further discussed within Note 2 - Effects of New Accounting Pronouncements.

Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2016	2015	2014	2013	2012
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,337,991	$1,280,986	$1,344,777	$1,301,984	$1,254,456
Cost of sales	493,338	454,328	479,570	487,321	430,807
Gross profit	844,653	826,658	865,207	814,663	823,649
Operating expenses:
Research and development	176,135	146,830	163,666	147,157	124,294
Sales and marketing	401,352	359,598	376,141	373,719	344,370
General and administrative, integration and other	129,248	102,066	126,637	200,815	153,058
Acquisition-related intangible amortization	39,091	38,666	37,070	35,495	36,117
Total operating expenses	745,826	647,160	703,514	757,186	657,839
Income from operations	98,827	179,498	161,693	57,477	165,810
Other expense	(41,919)	(43,195)	(42,304)	(25,992)	(24,661)
Income before income taxes	56,908	136,303	119,389	31,485	141,149
Income taxes	(23,395)	6,401	2,456	(33,164)	14,476
Net income	$80,303	$129,902	$116,933	$64,649	$126,673
Net (loss) income attributable to noncontrolling interest	(101)	(246)	568	25	31
Net income attributable to QIAGEN N.V.	$80,404	$130,148	$116,365	$64,624	$126,642
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.34	$0.56	$0.50	$0.28	$0.54
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.34	$0.55	$0.48	$0.27	$0.52
Weighted-average common shares outstanding
Basic	234,800	233,483	232,644	234,000	235,582
Diluted	238,993	238,647	242,806	243,400	242,020
 ____________________

(1)	See Note 18 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2016	2015	2014	2013	2012
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$439,180	$290,011	$392,667	$330,303	$394,037
Working capital (1)	$729,140	$693,043	$717,124	$583,851	$725,752
Total assets	$4,308,194	$4,179,117	$4,454,372	$4,088,392	$4,087,631
Total long-term liabilities, including current portion	$1,393,668	$1,343,616	$1,490,114	$1,024,389	$1,094,934
Total equity	$2,607,096	$2,568,070	$2,664,876	$2,731,891	$2,730,979
Common shares, par value	$2,812	$2,812	$2,812	$2,812	$2,769
Common shares issued	239,707	239,707	239,707	239,707	236,487
Common shares outstanding	234,561	233,006	232,023	233,890	234,544
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
Identified risks are subdivided into three types:

•	A base business risk is specific to us or our industry and that threatens our existing business;

•	A business growth risk is specific to us or our industry that threatens our future business growth; and

•	An underlying business risk is not specific to us or our industry, but applies to a larger number of public companies.
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
Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in Item 10 of this Annual Report) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in Item 6 of this Annual Report). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting, which is described further in Item 15 of this Annual Report. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in Item 16B of this Annual Report.

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
Our business has grown, with total net sales increasing to $1.34 billion in 2016 from $1.25 billion in 2012. We have made a series of acquisitions in recent years, including the acquisitions of Exiqon A/S in 2016, MO BIO Laboratories in 2015, Enzymatics and BIOBASE in 2014, Ingenuity and CLC bio in 2013, and Intelligent BioSystems and AmniSure in 2012. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We have also made significant investments to expand our business operations. We completed an expansion project in Germany in early 2012 and another at our facility in Germantown, Maryland, for research, production and administrative space in 2013. We completed two smaller-scale building projects in 2015. These expansion projects have increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these planned facilities. In 2012, we added a subsidiary in Poland as part of the creation of a new global shared services center to gain economies of scale in various administrative functions, and since that time have expanded the shared service center to include more than 150 employees. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems and expand the geographic presence of our operations, we intend to continue to assess the need for reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel.
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

•	assimilation of new products, technologies, operations, sites and personnel;

•	integration and retention of fundamental personnel and technical expertise;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt and contingent liabilities;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.
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
As is the case for many businesses, we face the following risks in regard to financial markets:

•
severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

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
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. Although President Trump and many in Congress have expressed an intention to repeal or repeal and replace the ACA, the Centers for Medicare and Medicaid Services had already made changes to payment models and it is not possible to predict what if any changes will result from any repeal or replacement of the ACA. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
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
Competition could reduce our sales.
We face various competitive factors against greater adoption of our products, in particular the use of laboratory-developed tests (LDTs), where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. While the use LDTs will be limited due to the fact that they are not FDA or similarly approved, the success of our business depends in part on the continued conversion of current users of LDTs to our standardized sample and assay technologies and other products. There can be no assurance, however, as to the continued conversion of these potential customers. We are also aware that a significant number of laboratory organizations and competitors are developing and using their own internally developed molecular tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products.
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
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products.
In addition, certain products, especially those intended for use in in vitro diagnostic applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. In addition, new Medical Device Regulations and In Vitro Diagnostic Regulations, part of which may go into effect as early as 2018, will make major changes in the CE marking certification and compliance requirements for all medical devices and in vitro diagnostics. If we fail to obtain any required clearances, approvals, or certifications, it could significantly damage our business in these markets.
Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.
Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions may take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to 12 months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.
Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in LDTs, where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use.
Further, the FDA has publicly announced its intention to regulate certain LDTs in a phased-in approach, but draft guidance that was published a couple of years ago was withdrawn at the end of the Obama administration and replaced by an informal nonenforceable discussion paper reflecting some of the feedback that it received on LDT regulation. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. On the other hand, laboratories creating

LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point, the ultimate impact of potential new FDA policies on LDTs is uncertain.
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
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. Additionally, changes in other laws may subject us to additional excise taxes. Current tax proposals within the U.S. House of Representatives (the “Blueprint”), which include provisions for a border adjustment tax and disallowance of interest expense (among others), could have materially adverse tax consequences. In addition, the U.S. White House is yet to provide its comprehensive tax plan outline, which may or may not be consistent with the Blueprint, thereby raising even more uncertainly in terms of final law and timeline. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility.
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
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, the United Kingdom and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event, we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.
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
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.
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
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We are making significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. Although we are not aware of the occurrence of any data breaches on our systems, we are continuously modernizing our cyber security tools in an attempt to keep pace with evolving cyber security risks. External phishing emails (occurring outside of our computer services) is a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm and cause reputational damage. While our cyber security team works diligently with our customers to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
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
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2016, we had outstanding long-term debt of approximately $1.1 billion, of which no amount was current. Furthermore, as of December 31, 2016, we had capital lease obligations, including the current portion, of $2.6 million, that expire in various years through 2020. We may need to refinance all or part of these liabilities before or at their contractual maturities.
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
At December 31, 2016, our consolidated balance sheet reflected approximately $1.9 billion of goodwill and approximately $557.2 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2016, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2016, we owned 349 issued patents in the United States, 241 issued patents in Germany and 1,613 issued patents in other major industrialized countries. In addition, at December 31, 2016, we had 776 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the impact of restructuring activities, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $28.84 to a low of $19.94 on NASDAQ, and a high of €27.26 to a low of €17.76 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split and we plan to complete an additional share repurchase program of up to $50.0 million by the end of 2017. We do not anticipate paying any cash dividends on our Common Shares for the foreseeable future, and until the January 2017 distribution in connection with a synthetic share repurchase, we have not paid cash dividends since our inception. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
Holders of our Common Shares may not benefit from continued stock repurchase programs.
Between October 2012 and April 2013, we repurchased a total of 5.1 million of our Common Shares for an aggregate cost of $99.0 million, and between September 2013 and June 2014, we repurchased an additional 4.4 million of our Common Shares for $100.4 million (including performance fees). In 2014 and 2015, we repurchased a total of 2.9 million Common Shares for an aggregate cost of $69.9 million under our third share repurchase program. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $244.0 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% to 230.8 million (of which 4.95 million in treasury) as of January 31, 2017. In addition to the synthetic share repurchase, we announced additional share repurchases to take place via the open market during the remainder of 2017 with a view to return an aggregate amount of $300.0 million to our shareholders.
The purpose of these repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. We may decide not to continue such programs in the future, the covenants we have with our lenders may limit our ability to use available cash to do so, and the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2016, a total of approximately 234.6 million Common Shares were outstanding along with approximately 11.6 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 1.4 million were vested. A total of approximately 17.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2016, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlay cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances).

Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.
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
Description of our business
Company overview
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our vision is to make improvements in life possible by enabling our customers in four broad classes - Molecular Diagnostics, Applied Testing, Pharma and Academia - to achieve outstanding success and breakthroughs using reliable and efficient solutions for molecular testing.
QIAGEN's Sample to Insight solutions integrate sample and assay technologies, bioinformatics and automation systems. Our solutions support more than 500,000 customers worldwide in generating insights into the molecular building blocks of life. Our proven solutions are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information.
Since the first sequencing of the human genome was completed in 2003, knowledge of the molecular basis of life, its mechanisms and diseases has been growing exponentially. In what observers call “the Century of Biology,” dramatic acceleration in the speed of sequencing - and reduction in cost - is generating new discoveries and vast quantities of genomic data. This revolution in the life sciences is transforming healthcare and influencing many other areas of everyday life. QIAGEN’s mission is to drive this ongoing wave of discoveries and the wide-ranging applications they are spawning.
QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology has grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. Our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading bioinformatics solutions allows users to analyze and interpret data to provide relevant, actionable insights. Our automation platforms based on polymerase chain reaction (PCR), next-generation sequencing (NGS) and other technologies tie these together in seamless and cost-effective molecular testing workflows - from Sample to Insight.
Net sales of $1.34 billion in 2016 were comprised of consumable kits and other revenues (87% of sales) and automated systems and instruments (13% of sales). Approximately 50% of net sales in 2016 were in Molecular Diagnostics, and 50% went to Life Sciences customer classes in the Academia, Pharma and Applied Testing markets.
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
Recent Developments
QIAGEN has recently achieved a number of strategic milestones in serving customers and growing our business.
Leadership in differentiated core technologies continuing to drive growth:
Building on our long-standing core strength in sample technologies, which laboratories around the world rely on to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continued to expand our offerings in 2016 with differentiated solutions for the front-end challenges of customers. QIAGEN technologies process an estimated 50,000 biological samples a day. Our strategic focus is on rapidly growing areas of research and clinical application.

•
QIAGEN expanded our leadership in “liquid biopsies,” solutions that unlock molecular insights from blood or other fluids as non-invasive alternatives to surgical biopsies. Our technologies for isolation and stabilization of nucleic acids are used in an estimated 80% of liquid biopsy testing. In 2016, we continued to introduce cutting-edge technologies to handle the sample and library preparation challenges.

•
QIAGEN also launched the first Sample to Insight NGS solution for analyzing either liquid biopsies or formalin-fixed, paraffin-embedded (FFPE) tissue samples in clinical cancer research, a complete workflow using the GeneReader NGS System and our Actionable Insights Tumor Panel and our unique and new QIAGEN Clinical Insights bioinformatics solution.

•
QIAGEN delivered brisk growth from the industry's broadest Sample to Insight portfolio for research on the microbiome and metagenomics, the study of microbial interactions with the environment and humans. Following the 2015 acquisition of MO BIO Laboratories, QIAGEN sample technologies are the starting point for the majority of these studies. In 2016 we integrated front-end kits with specialized assays and bioinformatics to provide complete Sample to Insight solutions.

•
Acquisition of the Danish company Exiqon A/S in 2016 added to QIAGEN’s portfolio of solutions to unlock insights from RNA in the fight against cancer and other diseases. Integrating the Exiqon solutions gives QIAGEN a leading position in the market for non-coding RNA (ncRNA) analysis in epigenetic research, with future potential to expand into clinical diagnostics.

•
QIAGEN further expanded our leadership in solutions for single-cell analysis, which looks at individual cells and their heterogeneity to research the pathways of disease or to monitor patient progress, in fields such as oncology, immunology, neurobiology and stem-cell biology. In 2016, we launched QIAscout, a compact instrument enabling researchers to efficiently select and isolate viable single cells for analysis with NGS, PCR or other methods, as well as adding novel single-cell sample kits.

QuantiFERON-TB Gold growing rapidly as world focuses on tuberculosis control:

•
QIAGEN is aiding the global fight against tuberculosis (TB), an infectious disease that kills about 1.8 million people annually, with our QuantiFERON-TB Gold and QuantiFERON-TB Gold Plus tests, the most accurate assays for detecting infection. Screening for latent TB in high-risk patient populations, an asymptomatic phase of the infection that can lie dormant for years and then “reactivate” as active, contagious TB, is increasingly recognized as a key component in controlling the disease.

•
Our novel technology, delivering reliable results with the third-generation QuantiFERON-TB Gold (QFT) and fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus), has become the latent TB screening technique of choice around the world. The efficient, laboratory-based tests are displacing the less accurate, century-old tuberculin skin test, and sales surpassed $140 million in 2016.

•
QuantiFERON-TB Gold gained momentum in 2016 from key clinical guidelines for TB control. The U.S. Preventive Services Task Force recommended that primary care clinicians screen adult patients at high risk for latent TB – and cited QFT as a test proven to be reliable. A separate task force, backed by the U.S. Centers for Disease Control and Prevention (CDC) and two professional societies, updated evidence-based guidelines to broaden the preference for modern blood-based TB tests such as QFT over the century-year-old tuberculin skin test. It also broadened the groups to be screened for TB infection. These guidelines were endorsed by the European Respiratory Society.

•
QuantiFERON-TB Gold-Plus was submitted to the U.S. Food and Drug Administration in late 2016 for pre-market approval. QFT-Plus has been launched in more than 60 countries following European CE-IVD clearance in late 2014. The new test, which adds proprietary CD8 T-cell technology and other enhancements to our market-leading test, also gained important support in the global TB control community. The World Health Organization (WHO) 2016 annual report on TB cited early clinical results on QFT-Plus indicating its ability to measure CD8 T-cell response may be able to identify patients at greater risk of progression to active TB.

Next-generation sequencing solutions extending QIAGEN's reach:

•
Our GeneReader NGS System, the first complete Sample to Insight next-generation sequencing solution designed for any laboratory to deliver actionable results, has been well received in early commercialization since its late-2015 launch. GeneReader NGS adoption is accelerating, achieving our goal of 55-60 placements by year-end 2016, more than a 10% share of the estimated global annual market for new placements of benchtop sequencers in oncology applications. The system is the world's first truly end-to-end NGS workflow from primary sample to a final report - providing a simpler, more cost-effective way for laboratories to take advantage of NGS technology and improve outcomes.

•
QIAGEN has initiated the roll out of a deep pipeline of enhancements to the GeneReader NGS System, adding value for basic and translational research labs. In 2016 these included adaptation of our Actionable Insights Tumor Panel for use with liquid biopsies, adding to FFPE tissue samples; an extensive package of quality control and verification data for setup and validation; a partnership to integrate the GeneReader NGS System with users’ laboratory information management systems (LIMS); and the option of QIAsymphony SP for higher-throughput front-end automation.

•
In November 2016, two months after a U.S. court issued a preliminary injunction restricting U.S. customers’ access to the GeneReader NGS System while considering a competitor’s lawsuit, QIAGEN announced relaunch of the workflow with new sequencing chemistry that avoids the patent at issue in the United States. The new chemistry was made available to select U.S. customers in an early-access phase starting December 1, 2016, and full commercialization is set for early 2017. In the rest of the world, GeneReader NGS System marketing has continued without interruption, and the new chemistry with enhanced performance will be rolled out in 2017.

•
In 2017, QIAGEN expects to launch additional enhancements and new content to improve the utility, efficiency and cost effectiveness of the GeneReader NGS System. We plan to launch at least five new GeneRead QIAact panels, including in-depth breast and lung cancer panels as well as customized panels for specific customer needs. Enhancements to the Actionable Insights Tumor Panel (ATP), the first GeneRead QIAact panel, reduce turnaround time and increase the number of tissue or liquid biopsy samples analyzed. Proprietary Digital NGS technology in the new panels will detect additional mutation types such as large rearrangements, gene fusions, copy number variations (CNVs) and genomic insertions or deletions (InDels), in addition to current detection of single nucleotide polymorphisms (SNPs).

•
As the leader in “universal” technologies for use with any sequencing system, QIAGEN continues to expand our portfolio. In 2016, we added to our line-up of liquid biopsy solutions with the launch of the QIAseq cfDNA All-in-One Kit, the first dedicated solution for use on any NGS platform that combines cell-free DNA extraction and library preparation for liquid biopsy analysis. QIAGEN pre-analytical solutions are used in an estimated 80% of all NGS reactions.

•
Also in 2016, we launched a comprehensive portfolio of QIAseq NGS panels with our Digital NGS technology, enabling more accurate quantification and detection of DNA, RNA and miRNA across all next-generation sequencing platforms.

Leadership in Personalized Healthcare continuing its momentum:

•
QIAGEN continues to roll out novel companion diagnostics that deliver actionable insights enabling treatment decisions based on patients’ individual genomic information. In 2016, QIAGEN launched the new ipsogen CALR RGQ PCR Kit in Europe, a unique CE-IVD marked assay for use in blood cancers known as myeloproliferative neoplasms (MPN). As the latest addition to the ipsogen portfolio of assays for common and rare leukemia types, the test runs on QIAGEN’s QIAsymphony RGQ platforms.

•
Our Personalized Healthcare pipeline continues to expand through collaborations with pharmaceutical and biotech companies to develop and commercialize companion diagnostics paired with targeted drugs. In 2016, we reached a milestone of 20 master collaboration agreements with Pharma companies, each providing for multiple projects. We added partnerships in 2016 with Mirati Therapeutics, Inc., to commercialize a companion diagnostic for a targeted therapy in non-small cell lung cancer; with Daiichi Sankyo for multiple projects; and with an undisclosed partner in immuno-oncology. Most of the specific projects are unannounced at the request of the Pharma partners. As the world’s leading independent developer of molecular technologies, QIAGEN is the industry’s preferred partner for developing companion diagnostics.

•
QIAGEN offers our collaborators in Personalized Healthcare access to multiple platforms, including QIAsymphony and the GeneReader NGS System and the multi-modal Modaplex system. These projects include development of single-target assays or multiplex panels, depending on specific needs and biomarkers involved for particular diseases and targeted therapies. In addition, some Personalized Healthcare tests provide predictive value for therapy or enable monitoring of individual patients’ progress.

•
In 2016, we entered a collaboration with Therawis Diagnostics GmbH to develop and commercialize predictive assays in oncology. An initial project is to commercialize an assay for PITX2 as a biomarker to predict effectiveness of anthracycline treatment in triple negative and other high-risk breast cancer patients, an area of high unmet need.

•
QIAGEN also began a collaboration with HTG Molecular Diagnostics, Inc. (HTG), to create a complete NGS-based solution for developing of companion diagnostics with Pharma companies, with a focus on oncology. The agreement includes assay development, commercialization and manufacturing. QIAGEN also made a minority investment in HTG.

QIAsymphony delivering platform growth as content menu expands:

•
QIAGEN achieved our 2016 goal of surpassing 1,750 cumulative placements of the flexible modular QIAsymphony platform, up from 1,500 at the end of 2015. The QIAsymphony platform offers customers Sample to Insight automation for medium-throughput molecular testing workflows. The larger installed base and expanding content menus drove our 2016 growth in consumables.

•
In 2016, QIAGEN made the QIAsymphony SP instrument available as a front-end option for sample processing for the GeneReader NGS System, adding highly automated, higher throughput sample volumes and high flexibility to the world’s first complete Sample to Insight solution for NGS. The NGS workflow now integrates seamlessly with QIAsymphony SP, enabling laboratories outside the United States to perform sample processing of different sample types simultaneously with continuous loading, random access and greater speed for demanding environments.

•
To enhance the QIAsymphony platform's value to customers worldwide, QIAGEN continues to advance a pipeline of development projects for regulator-approved molecular diagnostics to run on the platform, as well as expanding our Applied Testing content.

•
The QIAsymphony platform serves all of our customer classes: Approximately 60% of current placements are in Molecular Diagnostics, and 40% are in the Life Sciences with Applied Testing, Pharma and Academia customers.

Industry-leading bioinformatics turning raw genomic data into valuable insights:

•
QIAGEN’s broad offering of content-enabled software, the leading portfolio of bioinformatics enabling users to gain valuable insights from sequencing data, continues to grow as a standalone franchise. In addition, it increasingly serves as a driver for Sample to Insight workflows across all platforms and applications. Our bioinformatics turn vast amounts of genomic data into actionable insights for customers, addressing a critical bottleneck in next-generation sequencing, especially for clinical research and diagnostics. We continue to roll out new solutions to meet specialized needs in research and healthcare and to integrate rich bioinformatics with QIAGEN’s molecular testing workflows.

•
In January 2017, QIAGEN acquired OmicSoft Corporation to expand our offering with solutions enabling scientists to visualize and mine large institutional and publicly available “omics” datasets, in addition to the expertly curated, literature-based datasets marketed by QIAGEN. The OmicSoft solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other variables generated by next-generation sequencing.

•
The unique RNA-seq Explorer Solution, a bioinformatics-driven approach to analysis and interpretation of RNA sequencing data from liquid biopsies, was introduced in 2016. RNA-seq Explorer integrates QIAGEN genomic knowledge bases with software solutions to generate clear insights for research into the detection, diagnosis and treatment of cancer.

•
QIAGEN also enhanced our research workflow for hereditary and rare diseases, targeting difficult “diagnostic odyssey” cases with capabilities using liquid biopsies for non-invasive prenatal testing (NIPT) and cancer biomarker discovery.

•
In 2016, we partnered with lab informatics company Genohm to empower GeneReader NGS System users with seamless data management by integrating our genomic workflow with their laboratory information management systems (LIMS). GeneRead Link, a middleware co-developed by the two companies, provides full connectivity for GeneReader NGS workflows with the leading LIMS systems.

•
QIAGEN pursues collaborations and linkages across the genomics and bioinformatics industry to offer users the richest access possible to insights for research and diagnostics. In 2016, we offered our Hereditary Disease Solution customers a plugin to implement the Broad Institute’s GATK best practices, the gold standard for variant calling, as part of the QIAGEN Biomedical Genomics Workbench software. For microbiome researchers, we partnered with CosmosID, a leading genomic big data company, in the launch of a metagenomics analysis plug-in for the QIAGEN Microbial Genomics Pro Suite and CLC Genomics Workbench.

•
In 2016, we announced collaborations to combine our industry-leading genome analysis applications with hardware solutions from tech leaders Intel and BioTeam, aiming to create infrastructure solutions making population-scale genomic analysis feasible for more researchers. Both projects are in development for use in managing and interpreting the massive data from NGS research.

Targeted actions improving efficiency and increasing returns to shareholders

•
In 2016, QIAGEN announced initiatives to return $300 million in capital to shareholders by the end of 2017. In addition, we announced a series of targeted restructuring actions to improve efficiency and profitability, while supporting sales momentum, after a period of investment to support QIAGEN's transformation as a molecular testing leader.

•
The commitment to return $300 million in cash to QIAGEN shareholders included a synthetic share repurchase, which was completed in January 2017. This transaction returned about $244 million to shareholders through a combination of a direct capital repayment with a reverse stock split. QIAGEN intends to return the balance of the $300 million commitment through open-market share repurchases during 2017.

•
Restructuring actions initiated in the fourth quarter of 2016 include closing the site in Valencia, California, and spinning off certain activities in Hombrechtikon, Switzerland; expanding the use of shared service centers and global centers of excellence to consolidate activities; streamlining selected organizational structures to reduce complexity; realigning roles of global and regional marketing teams; and optimizing sales channels to better engage with customers, including greater use of digital technologies. A pre-tax restructuring charge of $79.1 million ($0.24 per share after taxes), including approximately $42.4 million of non-cash items, was recorded in the fourth quarter of 2016. Further pre-tax charges of approximately $10 million (or about $0.03 per share after taxes) are expected during 2017.

Our Products

QIAGEN leverages our leadership in Sample to Insight solutions for molecular testing across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay “kits”), as well as instruments that automate the use of these products. Our bioinformatics solutions connect laboratory workflows and process extensive amounts of genomic data, reporting relevant insights to enable scientists or clinicians to decide on further action.
QIAGEN’s diverse revenue streams can be seen in two main categories: consumables and related revenue, and automation platforms and instruments.
Consumables and related revenues
Consumable products, accounting for approximately 79%-80% of net sales, typically include sample technologies to extract and purify molecules of interest from biological samples and assay technologies that make the information in these genomic molecules available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and a manual of protocols and background information. Reliability, standardization, ease of use and cost-effectiveness are keys to the success of molecular testing products.
QIAGEN’s differentiated sample technologies ensure that each biological sample is processed in a highly reproducible, standardized method with the highest quality. A broad range of kits support applications such as plasmid DNA purification, RNA purification and stabilization, genomic and viral nucleic acid purification, DNA cleanup after PCR and sequencing, target enrichment, and library preparation for sequencing. For example, in 2016 we introduced several innovative sample and library preparation kits adding to our global leadership in solutions for minimally-invasive liquid biopsies, and we expanded our portfolio of solutions for processing difficult samples in research into the microbiome and metagenomics.
Our assay technology solutions contain all the needed reagents to enable customers to target molecules of interest for detection on platforms supporting PCR, NGS or multimodal analysis. Each assay kit is sufficient to support a number of applications, varying from a single application to kits containing more than 1,000 applications each. Applications include open, general-purpose PCR reagents, as well as kits for the detection of specific viral or bacterial pathogens and parasites in humans and animals, pharmacogenomic testing and genotyping. In PCR, examples are our therascreen family of companion diagnostics, artus line for profiling infectious diseases, and investigator assays for forensics and human identification and our GeneGlobe portal gives customers access to a vast portfolio of predesigned assays. A growing portfolio of NGS gene panels enable sequencing to identify DNA or RNA variants relevant to clinical or research targets in cancer or other diseases. In 2016 we launched a comprehensive portfolio of universal QIAseq kits with proprietary Digital NGS technology to run on any NGS platform, and in early 2017 we added GeneRead QIAact lung cancer and breast cancer panels to our growing menu of molecular content designed for the GeneReader NGS System.
Related revenues, accounting for approximately 7%-8% of our net sales, include bioinformatics solutions, sold as freestanding software or cloud-based solutions and also integrated into QIAGEN consumables and instruments for seamless Sample to Insight workflows. Examples of our bioinformatics solutions:
Ingenuity Variant Analysis, a powerful cloud-based platform tapping into the QIAGEN Knowledge Base, interprets data from NGS analysis to efficiently filter genetic variants and interpret links to diseases.
QIAGEN Clinical Insight, a unique evidence-based decision support solution, draws on the QIAGEN Knowledge Base to deliver clinically relevant insights from complex genomic variants identified in NGS.
CLC Genomics Workbench incorporates cutting-edge technology and algorithms to overcome challenges face by scientists in analyzing and visualizing data from all major NGS platforms.
GeneGlobe, a web-based portal, enables researchers to search and select gene- and pathway-specific solutions from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products.
Related revenues also include royalties, milestone payments from co-development agreements with pharmaceutical companies, payments from technology licenses and patent sales, and custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.
Automation platforms and instruments
Our instrumentation systems, contributing approximately 12%-13% of net sales together with related services and contracts, automate the use of consumables into efficient workflows for a broad range of laboratory needs. QIAGEN platforms are designed to carry our customers from Sample to Insight - handling and preparation of biological samples, analysis using sequencing technologies, and interpretation that delivers valuable insights. These instruments enable laboratories to perform reliable and reproducible processes, including nucleic acid sample preparation, assay setup, target detection, and interpretation of genomic information. Often several of these instruments are integrated into end-to-end workflows.
Among the automation platforms that contribute to QIAGEN’s business:

QIAsymphony is an easy-to-use modular system that has launched a new era of integrated workflow and laboratory automation, making molecular testing more efficient and helping to disseminate standardized, clinically proven molecular diagnostics. Our fully integrated QIAsymphony RGQ, launched in 2010, includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and our real-time PCR platform Rotor-Gene Q. The Rotor-Gene Q module, the world's first rotary real-time PCR cycler system, makes sequences of DNA and RNA visible through amplification and quantifiable. In 2016, our installed base increased to more than 1,750 QIAsymphony systems worldwide, more than triple the number at the end of 2011. The platform offers many features to enhance workflows, such as continuous loading, random access and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing more regulator-approved assays to add value for customers.
GeneReader NGS System, introduced in late 2015, is the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. This end-to-end platform provides a simpler, more cost-effective way for basic and translational research to take advantage of NGS technology and improve outcomes. The GeneReader workflow offers the flexibility of scalable batch sizes and continuous loading of multiple flow cells, and customers can create relevant reports using QIAGEN's proven gene panels and bioinformatics solutions. In 2016 we rolled out several expansions in the GeneReader system’s capabilities, including use with non-invasive liquid biopsies in addition to tissue samples; sample and library preparation with either QIAcube or QIAsymphony SP as a front-end; Digital NGS technology for control of the analysis and reliable detection of extremely rare mutations; and integration with laboratory information management systems (LIMS).
Modaplex is a multimodal automation system integrating amplification, capillary electrophoresis and real-time qPCR quantification of multiple targets in a single reaction. This innovative platform allows up to 48 samples, including multiple targets and different types of assays, to run simultaneously in a single well.
QIAcube robotic workstations provide highly versatile solutions for automated sample processing, with novel technologies for purification of DNA, RNA and proteins. Seamless integration of sample prep frees up the time of laboratory staff, enabling laboratories to increase productivity and achieve standardized results in analysis using PCR or NGS. The QIAcube is available in a standard and high-throughput version.
EZ1 Advanced XL performs automated nucleic acid purification for many sample types in molecular diagnostics, human identity testing, forensics, biomedical research, and gene expression analysis.
QIAxcel replaces traditional slab-gel analysis, eliminating time-consuming nucleic acid separation methods in low- to high-throughput labs and offering unprecedented sensitivity and time-to-results for analysis of DNA fragments and RNA.
QIAscout, a small benchtop instrument that enables researchers to efficiently select and isolate viable single cells for analysis with NGS, PCR or other methods. QIAscout was launched in 2016.
PyroMark, a high-resolution detection platform with Pyrosequencing technology, enables real-time analysis and quantification of genetic mutations and DNA methylation patterns to identify variations, run multiplex analysis for genetic and pathogen detection, or conduct epigenetic research.
QIAgility is a compact benchtop instrument that enables rapid, high-precision PCR setup supporting almost all tube and plate formats, as well as Rotor-Discs for the Rotor-Gene Q.
ESEQuant portable, battery-operated instruments enable optical measurement for Point of Need molecular testing in healthcare and other applications, particularly in physician practices, emergency rooms, remote areas, and other settings with limited or delayed access to laboratories.
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
With a growing portfolio of innovative products for molecular testing, we have built deep customer relationships across the life science value chain. Discoveries often surface in universities and research institutes and are published, then find resources for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We serve the needs of four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as disease mechanisms and pathways, in some cases translating findings into drug targets or other products
Molecular Diagnostics
The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, creating a large and growing market for nucleic acid sample preparation, assay technologies and bioinformatics in clinical care. Dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in healthcare around the world, and next-generation sequencing is rapidly disseminating, further transforming healthcare. Technologies for molecular diagnostics enable clinicians and labs to identify and profile microorganisms, cancer cells, bacteria and viruses by detecting their specific nucleic acid sequences or characterizing newly discovered genomic sequences related to diseases. Commercial applications are multiplying as researchers identify new biological markers for disease and develop novel technologies to decipher these diagnostic clues.
The molecular diagnostics market generates total sales estimated by industry experts at more than $6 billion in 2016, including about $3-4 billion potentially addressable with QIAGEN's product portfolio. Molecular diagnostics is the most dynamic segment of the global in vitro diagnostics market and is growing at a compound annual rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities.
In QIAGEN’s robustly growing Molecular Diagnostics business we focus on three priorities for fighting disease:
Oncology - accurately diagnosing cancer, enabling prevention or early detection, and guiding selection of therapies with individualized molecular insights. QIAGEN offers a broad portfolio of companion diagnostic kits and panels to detect mutations of genes such as KRAS, EGFR, BRAF and others that influence the efficacy and safety of medicines. We also provide industry-leading tests used in screening women for human papillomavirus (HPV) to protect from cervical cancer.
Infectious diseases - detecting and differentiating a broad range of viral and bacterial infections, including diseases such as HIV, hepatitis and healthcare-associated infections. Use of molecular testing to differentiate among pathogens can be useful in guiding treatment, such as selection of antibiotic or antiviral therapies.
Immune monitoring - using advanced technologies that detect immune-system markers as a preventive strategy, such as screening patients for latent TB infection to guard against active TB disease, as well as for monitoring immune function, such as in transplantation patients.
QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare. Success in Molecular Diagnostics depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool, on automated systems that process these samples very reliably and efficiently, often handling hundreds of samples concurrently. Other key factors are the range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and reliability and standardization of lab procedures.
Our QuantiFERON-TB Gold and QuantiFERON-TB Gold Plus tests lead the industry in screening to support control of tuberculosis (TB), the largest killer of any infectious disease. The World Health Organization (WHO) estimates there were 10.4 million new active TB cases in 2015 and 1.8 million deaths, including 0.4 million deaths from TB in HIV-infected persons. An estimated one-third of the global population is infected with tuberculosis but with no symptoms of active disease, a condition known as latent TB infection (LTBI). Up to 10% of patients with LTBI will eventually develop active, contagious TB disease during their lifetime. Particularly vulnerable groups include immunocompromised patients or those receiving immunosuppressive drugs. The QuantiFERON-TB tests detect latent TB infection more accurately, enabling decisions to initiate preventative therapy in order to avoid progression to active TB. The potential global market for latent TB infection testing is estimated at up to $1 billion.
QIAGEN also is the global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our “gold standard” digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, QIAGEN remains a market leader although vigorous price competition has reduced that business to about 3% of our total sales. In Europe and other regions, we are a leader in a growing HPV market based on clinical evidence and policy initiatives for fighting cervical cancer. In 2016, we launched a follow-up diagnostic test for women at risk of developing cervical cancer. The CE-marked QIAsure Methylation Test stratifies cervical cancer risk by detecting and measuring DNA methylation of two genes.
QIAGEN's oncology test portfolio includes a broad range of Personalized Healthcare technologies and biomarkers, including regulator-approved companion diagnostics for oncogenes such as KRAS and EGFR, as well as comprehensive gene panels for research applications in next-generation sequencing. In 2016, we launched the new ipsogen CALR RGQ PCR Kit in Europe, a unique CE-IVD marked assay for use in blood cancers known as myeloproliferative neoplasms (MPN). The test is highly synergistic with our European market-leading ipsogen JAK2 RGQ PCR Kit for use in blood cancers.
As the world’s leading independent developer of molecular technologies, QIAGEN is the preferred partner for pharmaceutical and biotech companies to develop and commercialize companion diagnostics paired with targeted drugs, and the only company offering PCR and NGS technology. In 2016, we initiated additional co-development projects with existing and new partners and surpassed a milestone of 20 master collaboration agreements, each enabling multiple projects. These partnerships add to our pipeline of companion diagnostics to be commercialized in the future, following clinical trials and regulatory approvals along with the drugs.
QIAGEN also offers an extensive range of kits for diagnosing infectious diseases, and we are expanding this portfolio by seeking regulatory approvals of new tests in additional markets.
A key element of our expansion in Molecular Diagnostics is enabling laboratories to efficiently use our assay technologies on QIAGEN automation platforms. Our flagship PCR platform is QIAsymphony, based on its flexibility and unique capabilities. We offer broad portfolios of companion diagnostics and infectious disease tests running on the QIAsymphony system. We also are developing companion diagnostics for our GeneReader NGS System and Modaplex platform. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We market assays directly via QIAGEN sales channels, and selected assays through major diagnostic partners or other companies to broaden the distribution of our products.
Applied Testing
Use of molecular technologies is expanding in more areas of life as industry and government organizations apply standardized Sample to Insight solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research - such as human identification and forensics, food and environmental safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for Point of Need testing.
QIAGEN has developed relationships with molecular testing laboratories and continually innovates across these diverse fields. In 2016, we launched automated high-throughput solutions to serve the growing need for DNA fingerprinting of reference samples for law enforcement databases. QIAGEN also entered a collaboration with the International Commission on Missing Persons to develop and validate a complete NGS solution, including the GeneReader NGS System, to enhance the ability to identify missing persons. Also, manufacturing of our investigator kits for forensic and human identity testing met the newly published international standards for forensics. In environmental research, QIAGEN’s solutions for metagenomics gained visibility in 2016 and are increasingly used in studies of microbiomes.
Pharma
QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN's bioinformatics solutions also are widely used to guide pharmaceutical research.
As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the healthcare market as companion diagnostics, which QIAGEN markets in our Molecular Diagnostics customer class. Healthcare providers use companion diagnostics to test for specific genetic biomarkers that measure the safety and efficacy profiles of drugs in individual patients, achieving the best possible outcomes and avoiding unnecessary treatments. A wave of newly discovered biomarkers and companion diagnostics has begun to transform the treatment of cancer and other diseases.
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

(in thousands)	2016	2015	2014
Net Sales
Consumables and related revenues	$1,166,131	$1,114,580	$1,172,728
Instrumentation	171,860	166,406	172,049
Total	$1,337,991	$1,280,986	$1,344,777
Geographical Information
QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2016	2015	2014
Net Sales
Americas:
United States	$555,676	$525,532	$543,877
Other Americas	71,797	79,578	75,974
Total Americas	627,473	605,110	619,851
Europe, Middle East and Africa	428,055	409,955	451,092
Asia Pacific and Rest of World	282,463	265,921	273,834
Total	$1,337,991	$1,280,986	$1,344,777
QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2016, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales.
Growth Drivers and Key Catalysts
We believe the addressable global market totals approximately $8 billion for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics. Driving the industry's long-term growth are ongoing breakthroughs and insights into molecular biology, the emergence of next-generation sequencing, bioinformatics to analyze and interpret molecular information, use of diagnostics to improve healthcare quality and reduce costs, and revenue streams made possible through consumable products.
We have grown substantially with a flexible strategy to accelerate innovation and growth by developing innovative new platforms, consumables and bioinformatics products, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio.
We are building momentum by continuing to focus on strategic growth drivers and key catalysts:

1.
Differentiated Core technologies: Our growing portfolio of Sample to Insight solutions leverages QIAGEN's recognized global leadership in technologies to extract and isolate DNA and RNA from biological samples. In 2016, we expanded our sample technologies with innovative workflows to enable “liquid biopsies” and cutting-edge research, especially with next-generation sequencing.

2.
QuantiFERON-TB: As the modern standard for detecting latent tuberculosis infection, QuantiFERON-TB Gold aids TB control by screening subpopulations of at-risk patients. In 2016, our fourth-generation QuantiFERON-TB Gold Plus, which provides additional insights for patients at greatest risk, gained momentum in about 60 markets worldwide, and we submitted it for FDA approval.

3.
Next-generation sequencing: Our strategic initiative to drive NGS adoption in clinical research and diagnostics gained momentum in 2016 with growing adoption of our innovative GeneReader NGS System, providing a simpler, more cost-effective way for laboratories to take advantage of NGS technology and improve outcomes. Our broad portfolio of “universal” solutions for NGS users also is growing rapidly.

4.
Personalized Healthcare: We continue to develop and introduce companion diagnostics to guide the treatment of cancer and other diseases, as well as innovative sample technologies to support the care of patients. QIAGEN is a leading partner for pharmaceutical companies in co-developing tests paired with drugs for personalized medicine.

5.
QIAsymphony: We are driving global adoption of the QIAsymphony automation platform, surpassing our target of 1,750 cumulative placements in 2016, and expanding the content menu of test kits for the platform. Growing QIAsymphony placements and the broad menu of innovative consumables, together, drive sales growth.

6.
Bioinformatics: Our industry-leading bioinformatics portfolio is growing rapidly as users of next-generation sequencing seek solutions for handling huge amounts of genomic data. In 2016, we expanded our content-enabled software solutions for basic and clinical research in oncology and rare inherited diseases, as well as metagenomics and human identification. We continue to integrate bioinformatics with QIAGEN products to create Sample to Insight workflows.

Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions for molecular testing in healthcare and the life sciences. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of clinicians and scientists in key geographic markets.
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
As a percentage of sales, our research and development investments are among the highest in our industry. Almost 1,000 employees in research and development work in QIAGEN centers of excellence on three continents. Our comprehensive intellectual property portfolio encompasses approximately 2,200 granted patents and nearly 800 pending applications.
Strengthening our leadership in the automation of laboratories is a key to driving dissemination of molecular testing in healthcare and other fields, as well as generating increased demand for our consumable products. We continue to extend our modular QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAGEN also is rolling out a range of performance enhancements and expansions for our GeneReader NGS System to add value by addressing new applications and improving output and connectivity within labs.
We are commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide personalized medicine in cancer and other diseases, and a broad range of other targets. Our development program generates commercial launches of tests that add value to our QIAsymphony RGQ and GeneReader NGS platforms. In 2016, we launched a comprehensive portfolio of QIAseq panels with Digital NGS technology enabling unbiased, accurate quantification of DNA, RNA and miRNA, compatible any next-generation sequencing platform. In Applied Testing, we continue to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan.
Our bioinformatics teams are developing new software solutions and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of data from next-generation sequencing. In addition, we are integrating these digital technologies with instruments and molecular content to provide our customers seamless Sample to Insight workflows.
Sales and Marketing
We market our products in more than 130 countries, mainly through subsidiaries in markets that we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and provide direct support to customers. Key accounts are overseen by business managers to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers.
Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, when possible, integrating components into end-to-end solutions, and enhancing relationships with commitment to technical excellence and customer service. Our “omni-channel” approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. – and to optimize investment in different customer types.
Digital channels - including our website (www.qiagen.com), product-specific sites and social media. QIAGEN has initiated actions to drive the growth of digital commercialization channels. Our website makes ordering easy with a fully searchable online product catalog and ordering. The site can be viewed in Chinese and Japanese, and also contains selected information in French, German and Korean. Our eCommerce team works with clients to provide automated processes supporting a wide variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report.
Our GeneGlobe Genes & Pathways web portal (www.geneglobe.com) is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. We have integrated GeneGlobe with our bioinformatics solutions, linking biological interpretation with ordering of relevant assays to accelerate research.
QIAGEN uses a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.
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
For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory onsite to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2016, our purchases of intangible assets totaled $19.4 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2016, we owned 349 issued patents in the United States, 241 issued patents in Germany and 1,613 issued patents in other major industrialized countries. We had 776 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
Competition
In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Merck KGaA (MilliporeSigma business). and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use.
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
Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On September 26, 2012, the European Commission (EC) adopted a proposal for new EU regulations for medical devices and IVDs that when finalized will impose additional regulatory requirements on IVDs used in the EU. These new regulations are targeted to be signed into law in early 2017 with a 5 year implementation requirement. Once implemented, the entire EU IVD industry will have to comply with the new requirements.
Other Country Specific Requirements
In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements.
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
In Vitro Diagnostics
The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some Lab Developed Tests (LDTs). The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee, that is subject to frequent adjustment, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.
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
The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA continues to reevaluate the 510(k) review process, and we cannot predict what if any changes will occur.
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
Regulation of Companion Diagnostic Devices
If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device, or IVD. IVDs are regulated by the FDA as medical devices. The FDA issued a final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic will be developed contemporaneously.
It also issued a draft guidance on July 15, 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic.
The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. We expect that any IVD companion diagnostic device developed for use with our drug candidates will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted.
The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required.
The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements.

PMAs must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete.
If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will send the applicant a not approvable letter or an order denying approval. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.
After approval, the use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product. In addition, a diagnostic test that was approved through the PMA process or one that was cleared through the 510(k) process and placed on the market will be subject to many of the same regulatory requirements that apply to approved drugs. The FDA has approved a number of drug/diagnostic device companions in accordance with the Guidance.
In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the hc2, QuantiFERON, and therascreen products. We established a task force to ensure that the deadline was met but this will place additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products are required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by the September 2014 and 2016 deadlines and we continue to work to ensure that we will be able to meet the remaining deadlines. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now required to be confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA.
Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use.
On October 3, 2014, the FDA published notices in the Federal Register formally announcing their release and the beginning of a 120-day public comment period, which ended on February 2, 2015, for the Draft Guidance for Industry, Food and Drug Administration Staff, and Clinical Laboratories: Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs), and Docket No. FDA-2011-D-0357 for Draft Guidance for Industry, Food and Drug Administration Staff, and Clinical Laboratories: FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs). These draft Guidances were withdrawn in January 2017, and replaced by an informal non-enforceable discussion paper reflecting some of the feedback that it received from QIAGEN and other companies and industry groups. It is not possible to precisely assess the potential impact of the discussion paper on the issuance of any new draft Guidance or regulation. QIAGEN has an executive task force that is monitoring and participating in the draft process to insure the earliest possible awareness of new developments in this area.
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
The Genetic Information Nondiscrimination Act of 2008, also referred to as GINA, is a federal law that protects individuals from discrimination in the health insurance and employment contexts because of DNA characteristics that may affect their health. GINA prohibits covered employers from requesting, obtaining, or using employees’ genetic information (subject to limited exceptions), and prohibits covered health insurers from requesting genetic information or using any such information they may already have for purposes of making eligibility, premium, or coverage-related decisions.

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
There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.
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
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and, in certain circumstances, hospitals, referring laboratories or the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.
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
European Union
In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.
Conflict Minerals
Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our most recent Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2015 on Form SD on May 25, 2016 and will provide updated disclosure to the Securities Exchange Commission as required.
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
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our facilities for software development are located in the United States, Germany, Poland and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $74.5 million, $97.8 million and $86.6 million for 2016, 2015 and 2014, respectively.
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
The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.
Our facilities in Hilden, Germany, currently occupy a total of approximately 776,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In December 2016, we signed a contract to purchase additional office and warehouse space of approximately 4,400 square feet which we plan to occupy in the first quarter of 2017. During 2015, we purchased additional office and warehouse space of approximately 23,700 square feet. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2015, we completed expansion of our research and production facilities in Hilden, Germany and renovations of administrative facilities in Germantown, Maryland.
We lease a facility in Frederick, Maryland comprising a total of 42,000 square feet for manufacturing, warehousing, distribution and research operations. We also lease facilities in Massachusetts with 44,400 square feet in Waltham for GeneReader NGS system development and 39,100 square feet in Beverly for enzyme manufacturing. Our California sites have a total of 33,500 square feet in Redwood City for Bioinformatics. Additionally, we lease smaller facilities in Shenzhen, China and Manchester, United Kingdom for manufacturing, warehousing, distribution and research operations. In 2015, we completed expansion work in Manchester to add additional research and development space. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
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
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including our three priority focus areas of oncology, infectious diseases and immune monitoring

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2016, we employed approximately 4,700 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions since 2014, targeting innovative technologies to achieve market-leading positions in high-growth areas of molecular diagnostics and research. These transactions have expanded our product offerings and technology platforms, as well as our geographic presence. They include:

•
In January 2017, QIAGEN acquired OmicSoft Corporation, a privately held company based in the Research Triangle area of North Carolina, to expand our industry-leading bioinformatics offering with complementary solutions enabling scientists to visualize and mine large institutional and publicly available “omics” datasets. The OmicSoft software solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other biological variables generated by next-generation sequencing studies.

•
During 2016, QIAGEN acquired Exiqon A/S, a publicly traded company based in Vedbaek, Denmark, expanding our leadership position in Sample to Insight solutions for RNA analysis. Exiqon’s RNA analysis solutions, with proprietary Locked Nucleic Acid (LNA) technology, are used by academic, biotech and pharmaceutical researchers worldwide to explore correlations between gene activity and the development of cancer and other diseases. On June 28, 2016, we paid DKK 627.4 million ($95.2 million) for approximately 94.52% of the outstanding common shares of Exiqon. We acquired the remaining Exiqon shares subsequent to the acquisition date for $5.5 million in cash and held 100% of the shares as of December 31, 2016.

•
In November 2015, we acquired MO BIO Laboratories, Inc., a privately-held provider of cutting-edge sample technologies for studies of the microbiome and metagenomics, analyzing the impact of microbial diversity on health and the environment. The acquisition added a complementary portfolio of sample technologies to QIAGEN's universal solutions for next-generation sequencing. MO BIO kits, based on proprietary Inhibitor Removal Technology, enable the isolation of pure DNA from challenging samples like soil, water, plants and stool.

•
In March 2015, we acquired an innovative technology that enables enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples from AdnaGen GmbH, a subsidiary of Alere Inc. The acquisition added to QIAGEN’s pipeline of technologies for molecular testing through non-invasive liquid biopsies as an alternative to costly and risky tissue biopsies. Other assets acquired include two marketed CE-IVD marked products, AdnaTest BreastCancer and AdnaTest Prostate Cancer, for treatment monitoring and detection of tumor relapse.

•
In February 2015, we announced the spin-off of teams and activities of QIAGEN Marseille S.A. (formerly Ipsogen S.A.), a majority-owned and fully consolidated entity. In the divestiture, QIAGEN Marseille agreed to the sale of all its assets and liabilities, with the exception of its intellectual property portfolio, to a stand-alone company. QIAGEN retained rights to commercialize the ipsogen line of products, including companion diagnostics for blood cancers. As part of this initiative, we made a tender offer to acquire the remaining QIAGEN Marseille shares. We acquired those shares during 2015 and 2016 and held 100% of the QIAGEN Marseille shares as of December 31, 2016.

•
In December 2014, we acquired the enzyme solutions business of Enzymatics, a U.S. company whose products are used in an estimated 80% of all next-generation sequencing workflows. The broad Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare.

•
In April 2014, we acquired BIOBASE, a provider of expertly curated biological databases, software and services based in Wolfenbüttel, Germany, expanding our bioinformatics solutions with BIOBASE content including gold-standard data in the fields of inherited diseases and pharmacogenomics. QIAGEN integrated the BIOBASE content into our Ingenuity Knowledge Base, adding value for customers in interpreting genomic data from next-generation sequencing.

Our financial results include the contributions of recent acquisitions and the QIAGEN Marseille spin-off from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities.
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2016, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2016, Compared to 2015
Net Sales
In 2016, net sales grew 4% to $1.34 billion compared to $1.28 billion in 2015, including two percentage points of adverse currency movements. Excluding the effect of adverse currency movements, organic business expansion contributed four percentage points to total sales growth while nearly two percentage points of additional growth came from the December 2015 acquisition of MO BIO Laboratories Inc, a leader in sample technologies for metagenomics and microbiome analysis, and the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies. Excluding the expected impact of sharply lower U.S. sales of HPV tests, which created approximately two percentage points of headwind, as well as the effect of adverse currency movements, net sales rose approximately 8% in 2016. All regions and customer classes supported higher sales of consumables and related revenues (+5% / 87% of sales) and instruments (+3% / 13% of sales).
Net sales by geographic region

	Full-year 2016
	Sales (In $ m)	% change	% of sales
Americas(1)	$627	4%	47%
Europe / Middle East / Africa	$428	4%	32%
Asia-Pacific / Japan	$279	10%	21%

Top 7 emerging markets(2)	$209	13%	16%
(1) Americas excluding U.S. HPV (+6%)
(2) Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey.
FY 2016: Rest of world represented less than 1% of net sales.

Geographic regions: The Asia-Pacific / Japan region led the geographic performance with 10% growth in 2016 reflecting adverse currency movements of one percentage point of sales growth, benefiting from key contributions from China, South Korea and India. The Americas advanced at a faster pace (+6%) when excluding U.S. HPV test sales on higher sales of the QuantiFERON-TB test and improved conditions among Life Science customers. Europe / Middle East / Africa advanced 4% reflecting adverse currency movements of approximately four percentage points of sales growth while experiencing expansion in markets such as France, the United Kingdom, Turkey and the Middle East. Turkey, China, South Korea, India and Brazil were key contributors (+13% / 16% of sales) when excluding adverse currency movements of 6 percentage points.
Customer classes: An overview of performance in QIAGEN's four customer classes:
Net sales by product category and customer class

	Full-year 2016
	Sales (In $ m)	% change	% of sales
Consumables and related revenues	$1,166	5%	87%
Instruments	$172	3%	13%

Molecular Diagnostics(1)	$663	4%	50%
Of which: U.S. HPV test solutions	$33	-29%	3%
MDx excluding U.S. HPV (1)	$630	7%	47%
Applied Testing	$120	5%	9%
Pharma	$262	5%	19%
Academia	$293	4%	22%
(1) Includes companion diagnostic co-development revenues ($32 million, -8%)

Molecular Diagnostics, which contributed approximately 50% of net sales, expanded by 4% in 2016 reflecting adverse currency movements of three percentage points of sales growth. The core portfolio delivered approximately 10% growth before adverse currency impacts and the ongoing decline in sales of U.S. HPV test products (-29% / 3% of sales). Sales of consumables used on the QIAsymphony automation platform also grew at a solid pace for the full year, as QIAGEN exceeded its goal for new QIAsymphony placements.
Applied Testing represented approximately 9% of net sales, grew 5% in 2016 compared to 2015 with adverse currency movements resulting in a loss of two percentage points of sales growth. Before negative currency impacts, Applied Testing advanced on high-single digit growth rates for instruments while consumables and related revenues grew at mid-single digit rates.

Pharma experienced 5% sales growth in 2016 compared to 2015 with adverse currency movements resulting in a loss of two percentage points of sales growth and provided 19% of net sales. Pharma grew on high-single digit growth rates for consumables and related revenues while instruments maintained a mid-single digit rate during the course of the year before negative currency impacts.
Academia represented approximately 22% of net sales and rose 4% in 2016 compared to 2015 with negligible adverse currency movements. Before negative currency impacts, Academia advanced on a mid-single digit growth rate for consumables and related revenues while all regions showed gains in this customer class in 2016.
Gross Profit
Gross profit was $844.7 million, or 63% of net sales, in 2016, compared with $826.7 million, or 65% of net sales, in 2015. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Gross profit in 2016 was impacted by lower gross margins for companion diagnostic partnerships. Further, gross profit in 2016 was impacted by impairment charges of $12.0 million recognized in connection with our 2016 restructuring. Additionally, during 2016, we incurred incremental costs in connection with the relocation and centralization of the manufacturing of certain products to our European production site in Hilden, Germany and also in connection with the in-sourcing of the manufacturing of our QuantiFERON product to our U.S. production site in Germantown, Maryland.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased slightly to $80.1 million in 2016 from $84.5 million in 2015. Acquisition-related intangible amortization would increase in the future should we make further acquisitions.
Research and Development
Research and development expenses increased by 20% to $176.1 million (13% of net sales) in 2016, compared to $146.8 million (11% of net sales) in 2015. The increase in 2016 includes $26.4 million in restructuring costs related to internal restructuring activities, including personnel related and asset impairment costs. During 2015, we introduced our GeneReader NGS System and continue to invest in research and development as we develop a range of upgrades and enhancements to address new applications and market segments. We also plan to introduce additional cancer-related gene panels, with longer-term expansion of the NGS content menu beyond oncology. The increase in research and development costs during 2016 also reflects our ongoing investments in NGS and our life sciences portfolio, as well as our acquisitions of MO BIO in late 2015 and Exiqon in 2016 together with regulatory activity in support of new products. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased 12% to $401.4 million (30% of net sales) in 2016 from $359.6 million (28% of net sales) in 2015. The increase in 2016 includes $24.9 million in restructuring costs related to internal restructuring activities, including personnel related and advisory costs. Additionally, sales and marketing expenses were higher as a percentage of sales in 2016 as compared to 2015 to support commercialization of growth drivers and geographic expansion. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. In 2016, we continued investments in our commercialization activities related to our sales force, in particular the addition of sales representatives for QuantiFERON TB and the life sciences markets. We have also continued our e-commerce initiatives as well as investments to expand our presence in markets such as the Middle East and Asia. These incremental investments more than offset favorable currency impacts and lower compensation costs following a reassessment of stock units with performance criteria. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales. Further, looking forward we expect a lower cost base following the realignment of marketing activities as part of the restructuring project initiated in the fourth quarter of 2016.
General and Administrative, Integration and Other
General and administrative, integration and other costs increased by 27% to $129.2 million (10% of net sales) in 2016 from $102.1 million (8% of net sales) in 2015. In 2016, acquisition and integration costs totaled $31.1 million, of which $6.3 million related to the transaction costs incurred in connection with the acquisition of Exiqon A/S. In 2015, acquisition and integration costs totaled $13.9 million, of which $7.5 million related to the transaction costs incurred in connection with the acquisition of MO BIO Laboratories. Acquisition and integration related costs in 2016 are net of $5.0 million of the total $6.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. Additionally, the increase in 2016 includes $4.9 million in restructuring costs related to internal restructuring activities, including severance and retention costs. The increase in general and administrative, integration and other costs also reflects an increase of $5.1 million related to share-based compensation expense as 2015 includes the impact of lower share based compensation costs following a reassessment of stock units with performance criteria. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration in 2017. Over time, we believe the integration activities will reduce expenses as we improve efficiency in operations.
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
During 2016, amortization expense on acquisition-related intangibles within operating expense increased to $39.1 million, compared to $38.7 million in 2015. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.
Other Income (Expense)
Total other expense, net was $41.9 million in 2016, compared to $43.2 million in 2015. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income.
For the year ended December 31, 2016, interest income increased to $6.8 million from $4.8 million in 2015. Interest income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives as discussed in Note 13 in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions.
Interest expense increased to $39.0 million in 2016, compared to $37.4 million in 2015. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying consolidated financial statements.
Other expense, net was $9.7 million for the year ended December 31, 2016, and includes a $8.3 million loss recognized in connection with the impairment of an equity-method investment and a $2.6 million charge for the disposal of goodwill following the transfer of the research and development activities of our instrumentation business as part of the restructuring program initiated late in 2016. Included in $10.6 million of other expense, net in 2015 is a $7.6 million loss recognized on the repurchase of the $130.5 million loan payable to and warrant agreement with QIAGEN Finance. For the year ended December 31, 2016, we recorded net losses on foreign currency of less than $0.1 million compared to $0.5 million in 2015 due to foreign currency rate fluctuations.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. In 2016 and 2015, our effective tax rates were (41.1)% and 4.7%, respectively. The comparison is impacted by pre-tax book income which was lower in 2016 at $56.9 million compared to $136.3 million in 2015. Pretax book income was lower in 2016 primarily due to charges incurred in connection with the restructuring program initiated in the fourth quarter of 2016. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2016 and 2015, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
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
Gross Profit
Gross profit was $826.7 million, or 65% of net sales, in 2015, compared with $865.2 million, or 64% of net sales, in 2014. Adverse currency movements negatively impacted gross profit in 2015 by $71.9 million. Generally, our consumable and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Further, amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. Gross profit in 2014 was impacted by charges of $26.4 million recorded in cost of sales in connection with internal restructuring efforts as well as those related to acquisitions. In 2014, these charges included $24.2 million in impairments and $2.2 million in contract termination costs as discussed in Note 6 in the accompanying consolidated financial statements.
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

Research and Development
Research and development expenses decreased by 10% to $146.8 million (11% of net sales) in 2015, compared to $163.7 million (12% of net sales) in 2014. The decrease in research and development expenses is primarily due to $14.3 million of favorable currency exchange impacts. During 2015, we introduced our GeneReader NGS System and will continue to invest in research and development as we are developing a range of upgrades and enhancements to address new applications and market segments. We also plan to introduce additional cancer-related gene panels, with longer-term expansion of the NGS content menu beyond oncology. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses decreased 4% to $359.6 million (28% of net sales) in 2015 from $376.1 million (28% of net sales) in 2014. The decrease was driven by $33.5 million of favorable currency exchange impact which more than offset costs resulting from increased sales and marketing activities. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, United States medical device excise tax (which has been suspended for 2016 and 2017) and other promotional expenses. During 2015, we continued investments in our commercialization activities related to our sales force and e-commerce initiatives which more than offset the favorable currency impacts and lower compensation costs following a reassessment of stock units with performance criteria. We anticipate that sales and marketing costs will increase along with new product introductions and growth in sales of our products.
General and Administrative, Integration and Other
General and administrative, integration and other costs decreased by 19% to $102.1 million (8% of net sales) in 2015 from $126.6 million (9% of net sales) in 2014. The comparison was affected by $8.3 million in restructuring costs in 2014 related to internal restructuring of subsidiaries, including severance and retention costs as discussed in Note 6 in the accompanying consolidated financial statements. The decrease in general and administrative, business integration, and related costs includes a $9.9 million favorable currency exchange impact. Additionally, share based compensation costs were lower compared to 2014 following a reassessment of stock units with performance criteria. During 2015 and 2014, we incurred acquisition transaction costs of approximately $7.5 million and $2.0 million, respectively primarily in connection with the 2015 acquisitions, including MO BIO Laboratories, and the 2014 acquisitions of Enzymatics and BIOBASE. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration in 2016. Over time, we believe the integration activities will reduce expenses as we improve efficiency in operations.
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
Other Income (Expense)
Other expense was $43.2 million in 2015, compared to $42.3 million in 2014. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income and impacts of foreign currency transactions. Included in other expense, net for the year ended December 31, 2015, is a $7.6 million loss recognized on the repurchase of the $130.5 million loan payable to and warrant agreement with QIAGEN Finance. For the year ended December 31, 2014, a $4.6 million loss recognized on the redemption of the $300 million loan payable to and subscription right with QIAGEN Euro Finance is included. Both transactions are discussed more fully in Note 15 to the consolidated financial statements.
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
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2015 and 2014, our effective tax rates were 4.7% and 2.1%, respectively. In 2014, The Netherlands’ tax expense was favorably impacted by fully tax exempt income related to financing activities which concluded in 2014 and 2015 and accordingly, the related income tax benefit will not impact our effective tax rate beyond 2015. Additionally, in 2015 and 2014, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg in which the intercompany income is partially exempt. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors.
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss) gain on foreign currency transactions in 2016 was less than $(0.1) million and in 2015 and 2014 was $(0.5) million, and $1.9 million, respectively, and is included in other expense, net.
Derivatives and Hedging. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange options and cross-currency swaps.
Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge interest rate exposures. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2016 and 2015, we had cash and cash equivalents of $439.2 million and $290.0 million, respectively. We also had short-term investments of $93.0 million at December 31, 2016. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2016, cash and cash equivalents had increased by $149.2 million from December 31, 2015, primarily as a result of cash provided by operating activities of $341.6 million, partially offset by cash used in financing activities of $10.6 million and cash used in investing activities of $179.1 million. As of December 31, 2016 and 2015, we had working capital of $729.1 million and $693.0 million, respectively.
Operating Activities. For the years ended December 31, 2016 and 2015, we generated net cash from operating activities of $341.6 million and $317.5 million, respectively. While net income was $80.3 million in 2016, non-cash components in income included $213.1 million of depreciation and amortization and $44.4 million acquisition related and restructuring costs, primarily asset impairment and disposal costs incurred in connection with the restructuring program initiated in the fourth quarter of 2016.
Operating cash flows include a net decrease in working capital of $1.3 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable, partially offset by increased accrued liabilities and taxes payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $179.1 million of cash was used in investing activities during 2016, compared to $146.2 million during 2015. Investing activities during 2016 consisted principally of $496.3 million for purchases of short-term investments, $74.5 million in cash paid for purchases of property and equipment, as well as $19.4 million paid for intangible assets and $23.4 million paid for strategic investments in privately and publicly held companies as discussed in Note 10, partially offset by $533.8 million from the sale of short-term investments. Cash paid for acquisitions, net of cash acquired, of $90.5 million primarily represents the total cash paid for the acquisition of Exiqon A/S, net of acquired cash.
Financing Activities. Approximately $10.6 million of cash was used in financing activities for the year ended December 31, 2016 compared to $258.6 million in 2015. Cash used during 2016 consisted primarily of $6.7 million for the repayment of debt assumed via the acquisition of Exiqon, as well as other financing activities including $3.1 million paid for contingent consideration and $5.5 million for the acquisition of the remaining noncontrolling interests of Exiqon. Cash used during 2015, was mainly due to the repayment of the long-term debt of QIAGEN Finance of $250.9 million as discussed in Note 15 "Lines of Credit and Debt." Additionally, cash used during 2015 included $20.8 million for the purchase of treasury shares which was partially offset by $10.3 million for the issuance of common shares in connection with our stock plan.
Other Factors Affecting Liquidity and Capital Resources
In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2016. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €36.6 million with no expiration date, none of which were utilized as of December 31, 2016. We also have capital lease obligations, including interest, in the aggregate amount of $2.7 million, and carry $1.1 billion of long-term debt, of which no amounts are current as of December 31, 2016.
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
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%).
We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other expense, net.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $27.6 million based on the achievement of certain revenue and operating results milestones as follows: $15.5 million in 2017, $5.1 million in 2019, and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $27.6 million total contingent obligation, we have assessed the fair value at December 31, 2016, to be $8.8 million, of which of which $5.8 million is included in other long-term liabilities and $3.0 million is included in accrued liabilities in the accompanying balance sheet as of December 31, 2016.
In 2013, we announced a share buyback program, to purchase up to 100 million of our Common Shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares for a total aggregate cost of $100.4 million (including performance fees).
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015.
In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more efficient manner than traditional open-market purchases. $244.0 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% to 230.8 million (of which 4.95 million in treasury) as of January 31, 2017. We announced additional share repurchases to take place via the open market during the remainder of 2017, with a view to return an aggregate amount of $300 million to our shareholders.
Repurchased shares will be held in treasury in order to satisfy various obligations, which include the warrants issued in connection with the issuance of our Cash Convertible Notes and employee share-based remuneration plans.
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
Off-Balance Sheet Arrangements
Other than our former arrangements with QIAGEN Finance and QIAGEN Euro Finance as discussed in Note 15 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2016, 2015 and 2014.
Contractual Obligations
As of December 31, 2016, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2017	2018	2019	2020	2021	Thereafter
Long-term debt (1)	$1,161,611	$18,869	$18,869	$493,339	$14,928	$275,249	$340,357
Purchase obligations	95,276	61,643	19,824	12,257	891	661	—
Operating leases	38,602	13,338	9,292	6,121	3,752	3,409	2,690
License and royalty payments (2)	65,502	15,969	11,562	10,702	10,438	8,066	8,765
Capital lease obligations (3)	2,719	1,114	1,534	59	12	—	—
Total contractual cash obligations	$1,363,710	$110,933	$61,081	$522,478	$30,021	$287,385	$351,812

  ____________________
(1) Amounts include required principal, stated at the current carrying values, and interest payments.
(2) As of December 31, 2016, $14.8 million and $40.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively.
(3) Includes future cash payments, including interest, due under capital lease arrangements.
In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $27.6 million based on the achievement of certain revenue and operating results milestones as follows: $15.5 million in 2017, $5.1 million in 2019 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2016, we have accrued $8.8 million for these contingent payments of which $5.8 million is included in other long-term liabilities and $3.0 million is included in accrued and other current liabilities.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $19.8 million as of December 31, 2016 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Share-Based Compensation. Our stock plan, the QIAGEN N.V. 2014 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We grant performance-based stock units subject to performance periods of one-year up to three years. Thus the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed. While we have not granted stock options since 2013, in the past we used the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.
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
In the fourth quarter of 2016, we performed our annual impairment assessment of goodwill (using data as of October 1, 2016). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting operating unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that it is more likely than not that the fair value is less than the carrying amount, or if we opt not to perform a qualitative assessment, then the two-step goodwill impairment test will be performed. For 2016, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2016 or through December 31, 2016.
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
Our Supervisory Directors and Managing Directors for the year ended December 31, 2016 and their ages as of January 31, 2017, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	51	Managing Director, Chief Executive Officer
Roland Sackers	48	Managing Director, Chief Financial Officer
Supervisory Directors:

Name(1)	Age	Position
Stéphane Bancel	44	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Metin Colpan	62	Supervisory Director, Chairman of the Science and Technology Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	76	Chairman of the Supervisory Board, Supervisory Director, Chairman of the Selection and Appointment Committee, Member of the Compensation Committee, and Member of the Science and Technology Committee
Prof. Dr. Ross L. Levine	45	Supervisory Director and Member of the Science and Technology Committee
Prof. Dr. Elaine Mardis	54	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	59	Supervisory Director and Chairman of the Audit Committee
Elizabeth E. Tallett	67	Supervisory Director, Chairwoman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
 ____________________
(1) Dr. Werner Brandt was a member of the Supervisory Board since 2007 and did not stand for re-election at the Company's Annual General Meeting in June 2016.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors
Peer M. Schatz, 51, joined QIAGEN in 1993, when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is Managing Director of PS Capital Management GmbH. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields.
Roland Sackers, 48, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Master Degree Business Administration (Diplom-Kaufmann) from University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Supervisory Directors
Stéphane Bancel, 44, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as

Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Metin Colpan, 62, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.
Professor Dr. Manfred Karobath, 76, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. In 2016, Prof. Karobath was appointed as Chairman of the Supervisory Board. He has served as a member of our Science and Technology Committee from 2014 to 2016 and joined the Compensation Committee in 2016. He is also the Chairman of the Selection and Appointment Committee. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.
Professor Dr. Ross L. Levine, 45, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Director of the Center for Hematologic Malignancies, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Professor Dr. Elaine Mardis, 54, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Prof. Dr. Mardis has research interests in the application of genomic technologies to improving our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Prof. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Prof. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at the Regeneron Genomics Center, Caperna LLC, and Interpreta LLC. She also serves the U.S. government as a scientific advisor to the Veteran’s Administration for the Million Veterans Program. Prof. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.
Lawrence A. Rosen, 59, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor in Business Administration from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 67, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011 and since 2016 has served as Chairwoman of the Compensation Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Anthem, Inc. and Meredith Corp. She is a former director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc., Coventry Health Care, Inc. and IntegraMed America, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.
Dr. Werner Brandt, 63, joined the Company’s Supervisory Board in 2007 and was Chairman of the Supervisory Board until June 2016. He was also Chairman of the Selection and Appointment Committee, and he served from 2007 to 2014 as Chairman of the Audit Committee. Dr. Brandt was a member of the Executive Board and the Chief Financial Officer of SAP SE from 2001 until his retirement from SAP in 2014. For some years from 2010 onwards he also held the position of Labor Relations Director. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. During his time on the Supervisory Board, Dr. Brandt was also currently Chairman of the Supervisory Board of ProSiebenSat.1 Media AG, a member of the Supervisory Board of Deutsche Lufthansa AG, a member of the Supervisory Board of RWE AG and a member of the Supervisory Board of OSRAM Licht AG (where he is Chairman of the Audit Committee). Dr. Werner Brandt did not stand for re-election at the Company's Annual General Meeting in June 2016.
Compensation of Managing Board Members and Supervisory Directors
Remuneration policy
The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest.
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
The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.
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
The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of 10 years.
The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent.
Managing Board compensation
The compensation granted to the members of the Managing Board in 2016 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance.
In 2014, the General Meeting of Shareholders approved a new remuneration policy for the Managing Board which provides that future annual regular equity-based compensation grants to members of the Managing Board will primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations.
Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period.
In 2013, QIAGEN issued Performance Stock Units that are directly linked with the future achievement of QIAGEN’s five-year business plan as well as implemented mandatory minimum holding levels of QIAGEN shares for a group of approximately 50 managers. This program is referred to as the "Commitment Program" The financial targets for vesting of the these Performance Stock Units were based on three-year goals as defined within QIAGEN’s five-year business plan covering the period from 2014 until the end of 2016. The targets for vesting were set and approved by the Supervisory Board, and they consist of specific quantitative goals for net sales, earnings before interest and taxes (EBIT), return on invested capital (ROIC) and QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital. Achievement of these 2013 Performance Stock Units was finalized as of December 31, 2016 at 20%. In 2016, a new grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a two-year plan covering 2017 and 2018 including quantitative goals for net sales, EBIT, QVA and share price development as compared to peer companies.
For the year ended December 31, 2016, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation(4)
Name	Fixed Salary	Variable Cash Bonus (1)	Other (5)	Total	Defined Contribution Benefit Plan	Performance Stock Units Granted(2, 3)
Managing Board
Peer M. Schatz	$1,146,000	165,000	12,000	$1,323,000	$72,000	791,869
Roland Sackers	$514,000	53,000	37,000	$604,000	$74,000	229,383
  ____________________

(1)	The Variable Cash Bonus amount does not include values which were converted to equity-based compensation.

(2)
The Performance Stock Units Granted amount includes the number of Performance Stock Units granted to each Managing Board member at his election in lieu of the value of the cash bonus earned by such Managing Board member in 2016. These performance stock units vest over two years from the grant date. In 2016, Mr. Schatz received a grant of 27,677 performance stock units and Mr. Sackers received a grant of 8,884 performance stock units. These 2016 performance grants were achieved at 90% of the targeted vesting amount.

(3)
The Performance Stock Units Granted amount includes the number of Performance Stock Units granted to each Managing Board member under the Company's Commitment Program. In 2016, Mr. Schatz received a grant of 460,220 performance stock units and Mr. Sackers received a grant of 144,809 performance stock units.

(4)
In lieu of cash bonus, each Managing Board member elected to receive the value earned in 2015 in restricted stock units which vest over two years from the grant date. In 2016, Mr. Schatz received a grant of 21,081 restricted stock units and Mr. Sackers received a grant of 7,153 restricted stock units.

(5)
Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

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
The Supervisory Board compensation for 2016 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows:

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
For the year ended December 31, 2016, the Supervisory Board members received the following compensation:

Name	Fixed Remuneration	Chairman/ Vice- Chairman Committee	Committee Membership	Total(2)	Restricted Stock Units
Supervisory Board
Stéphane Bancel	$57,500	—	32,000	$89,500	10,742
Dr. Werner Brandt(1)	$75,000	6,000	—	$81,000	10,742
Dr. Metin Colpan	$57,500	12,000	6,000	$75,500	10,742
Prof. Dr. Manfred Karobath	$120,000	15,000	14,500	$149,500	10,742
Prof. Dr. Ross L. Levine	$28,750	—	3,000	$31,750	—
Prof. Dr. Elaine Mardis	$57,500	—	6,000	$63,500	10,742
Lawrence A. Rosen	$57,500	25,000	—	$82,500	10,742
Elizabeth E. Tallett	$57,500	9,000	23,500	$90,000	10,742
 ____________________
(1) Dr. Werner Brandt who was a member of the Supervisory Board since 2007 did not stand for re-election at the Company's Annual General Meeting in June 2016.
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

Name of Supervisory Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	•	•		•
Dr. Metin Colpan			•	• (Chairman)
Prof. Dr. Manfred Karobath		•	• (Chairman)	•
Prof. Dr. Ross L. Levine				•
Prof. Dr. Elaine Mardis				•
Lawrence A. Rosen	• (Chairman)
Elizabeth E. Tallett	•	• (Chairwoman)	•
 ____________________
(1) Dr. Werner Brandt served as the Chairman of the Selection and Appointment Committee until June 2016.

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
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2016 and met with the external auditor excluding members of the Managing Board in December 2016. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.

Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee currently consists of three members, Ms. Tallett (Chairwoman), Professor Karobath and Mr. Bancel. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met seven times in 2016.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Professor Karobath (Chairman), Dr. Colpan and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee met one time in 2016.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Karobath, Professor Levine, Mr. Bancel and Professor Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2016.
Share Ownership
The following table sets forth certain information as of January 31, 2017 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Peer M. Schatz, Germany	2,046,821.92	(3)	0.91%
Roland Sackers, Germany	19,258.00	(4)	*
Stéphane Bancel, United States	—	(5)	—
Dr. Metin Colpan, Germany	3,523,427.00	(6)	1.56%
Prof. Dr. Manfred Karobath, Austria	17,986.00	(7)	*
Prof. Dr. Ross L. Levine, Unites States	—		—
Prof. Dr. Elaine Mardis, United States	—		—
Lawrence A. Rosen, Germany	—	(8)	—
Elizabeth Tallett, United States	4,854.00	(9)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2017.

(1)
The number of Common Shares outstanding as of January 31, 2017 was 225,882,186.67. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 31, 2017. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 731,158 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between February 2018 and February 2023. Does not include 1,195,512 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4)
Does not include 196,121 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between February 2018 and February 2023. Does not include 143,644 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)	Does not include 4,000 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 9,835 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2017 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 6,716 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)
Does not include 9,835 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2017 and February 2022. Does not include 6,716 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)	Does not include 4,000 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9)
Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 6,716 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

The following table sets forth the options of our officers and directors as of January 31, 2017:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	731,158	2/28/2018 to 2/28/2023	$15.59 to $22.43
Roland Sackers	196,121	2/28/2018 to 2/28/2023	$15.59 to $22.43
Stéphane Bancel	—	—	—
Dr. Metin Colpan	9,835	4/25/2017 to 2/28/2022	$15.59 to $22.43
Prof. Dr. Manfred Karobath	9,835	4/25/2017 to 2/28/2022	$15.59 to $22.43
Prof. Dr. Elaine Mardis	—	—	—
Lawrence A. Rosen	—	—	—
Elizabeth E. Tallett	1,563	2/28/2022	$15.59
Employees
As of December 31, 2016, we employed 4,684 individuals, of which 21% worked in research and development, 41% in sales, 21% in production/logistics, 7% in marketing and 10% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	197	634	261	75	93	1,260
Europe, Middle East & Africa	753	694	622	158	316	2,543
Asia Pacific & Rest of World	45	581	113	75	67	881
December 31, 2016	995	1,909	996	308	476	4,684
At December 31, 2015 and 2014, we employed 4,559 and 4,339 individuals, respectively. Management believes that its relations with regional labor unions and employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 9.1 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 17.9 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2016.
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
As of January 31, 2017, there were 1.4 million options outstanding with exercise prices ranging between $14.26 and $23.16 and expiring between April 25, 2017 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 10.2 million stock unit awards outstanding as of January 31, 2017. These awards will be released between February 15, 2017 and October 31, 2026. As of January 31, 2017, options to purchase 0.9 million Common Shares and 4.5 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions
The following table sets forth certain information as of December 31, 2016, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
PRIMECAP Management Company, United States	19,143,036	(2)	8.16%
BlackRock, Inc., United States	19,433,223	(3)	8.28%
Franklin Resources, Inc., United States	25,705,128	(4)	10.96%
 ____________________

(1)	The percentage ownership was calculated based on 234,560,586 Common Shares outstanding as of December 31, 2016.

(2)
Of the 19,143,036 shares attributed to PRIMECAP Management Company, it has sole voting power over 9,238,709 and sole dispositive power over all 19,143,036 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 9, 2017, which reported ownership as of December 31, 2016.

(3)
Of the 19,433,223 shares attributed to BlackRock, Inc., it has sole voting power over 17,729,736 and sole dispositive power over all 19,433,223 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 25, 2017, which reported ownership as of December 31, 2016.

(4)
Of the 25,705,128 shares attributed to Franklin Resources, Inc., it shares voting and dispositive powers over all 25,705,128 shares with various members of a reporting group of which it is part. This information is based solely on the Schedule 13G filed by Franklin Resources Inc. with the Securities and Exchange Commission on February 7, 2017, which reported ownership as of December 31, 2016.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2017 there were 142 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2017, the officers and directors of QIAGEN as a group beneficially owned 5.6 million Common Shares, or 2.48% of the then outstanding Common Shares.
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
We conduct limited business with certain Iranian entities which contributed $3.1 million or approximately 0.2% of our consolidated net sales in 2016. Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Act") requires us to include the following disclosures in this report. Sales consisted of our consumables and instrumentation products. U.S. affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and 13382. No business has been transacted with the Government of Iran as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. In light of the nature of the products concerned, we do not currently intend to cease our commercial operations with Iranian entities.

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

	High ($)	Low ($)
Annual:
2012	19.41	14.05
2013	24.74	18.30
2014	25.32	19.46
2015	28.53	22.11
2016	28.84	19.94

	High ($)	Low ($)
Quarterly 2015:
First Quarter	25.91	22.11
Second Quarter	25.74	23.63
Third Quarter	28.53	24.38
Fourth Quarter	28.04	23.80
Quarterly 2016:
First Quarter	26.89	20.10
Second Quarter	24.05	19.94
Third Quarter	27.70	21.38
Fourth Quarter	28.84	23.94
Quarterly 2017:
First Quarter (through February 28, 2017)	29.79	27.40

	High ($)	Low ($)
Monthly:
September 2016	27.59	25.30
October 2016	27.74	24.28
November 2016	28.50	23.94
December 2016	28.84	26.79
January 2017	29.09	27.40
February 2017	29.79	27.93
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

	High (EUR)	Low (EUR)
Annual:
2012	15.05	10.69
2013	18.15	13.67
2014	19.64	14.38
2015	26.05	18.72
2016	27.26	17.76

	High (EUR)	Low (EUR)
Quarterly 2015:
First Quarter	24.00	18.72
Second Quarter	24.14	20.77
Third Quarter	26.05	21.19
Fourth Quarter	25.54	21.73
Quarterly 2016:
First Quarter	24.96	17.76
Second Quarter	21.40	18.16
Third Quarter	24.77	19.27
Fourth Quarter	27.26	21.77
Quarterly 2017:
First Quarter (through February 28, 2017)	27.77	25.53

	High (EUR)	Low (EUR)
Monthly:
September 2016	24.51	22.11
October 2016	24.71	22.30
November 2016	26.51	21.77
December 2016	27.26	25.24
January 2017	27.67	25.53
February 2017	27.77	26.27

Item 10.	Additional Information
Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on January 24, 2017 (the Articles), and Dutch law, where appropriate. The Dutch Corporate Governance Code, (the Dutch Code), contains principles of good corporate governance and best practice provisions. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A revised Dutch Code was published on December 8, 2016 and is applicable as from January 1, 2017. A listed company should either comply with, or if not, explain in its annual report why and to what extent it does not comply, with the best practice provisions of the Dutch Code. The Dutch Code has been taken into account in the summary below.
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
Common Shares
Common Shares are issued in registered form only. Until January 24, 2017, Common Shares were available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, The Netherlands. The Type II shares were registered with our New York Transfer Agent.
On January 24, 2017 an adjustment to the capital structure of the Company took place in order to repay approximately USD 250 million to the Company’s shareholders via a so called synthetic share repurchase. This involved three amendments of the Company's Articles. With the first amendment of the Articles, the par value of each Common Share was increased. With the second Amendment of the Articles, the Shares were consolidated on the basis of a ratio as determined by the Managing Board as result thereof the total number of issued Shares were decreased and fractional Shares were introduced. Each fractional Share represents one/twenty-seventh (1/27e) portion of the value of an ordinary Share. Also, as a result of this second amendment of the articles of association, the Company can no longer issue share certificates, existing share certificates are no longer valid and therefore no longer a distinction is made between Type I and Type II Shares. With the third amendment of the Articles the par value per Share was decreased to EUR 0.01 (the same par value as before the first amendment of the Articles). A part of the value whereby the par value of Shares was decreased was paid to the shareholders.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares as existed until January 24, 2017, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

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

Preference Shares
No Preference Shares are currently issued or outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates shall be issued for Preference Shares. Only 25% of the nominal value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (or the call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below.
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

On June 21, 2016, the General Meeting resolved to authorize the Supervisory Board until December 21, 2017 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2015 as included in the Annual Accounts for Fiscal Year 2015.
The General Meeting subsequently resolved to grant the authority to restrict or exclude pre-emptive rights until December 21, 2017. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 20% of the aggregate number of all shares issued and outstanding in the capital of the Company as of December 31, 2015.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 21, 2016, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 21, 2016 until December 21, 2017, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 21, 2016, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2016.
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
Furthermore, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his actual capital or voting interest in QIAGEN, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, vis-à-vis his most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.
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
Management
Pursuant to European Union Regulation (EU) No 596/2014 (the “Market Abuse Regulation”) and the regulations promulgated thereunder, any Managing Board member and Supervisory Board member, as well as any other person discharging managerial responsibilities in respect of QIAGEN who has regular access to inside information relating directly or indirectly to QIAGEN and power to take managerial decisions affecting future developments and business prospects of QIAGEN, must notify the AFM by means of a standard form of any transactions conducted for his or her own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto.
In addition, pursuant to the Market Abuse Regulation, certain persons who are closely associated with Managing Board members and Supervisory Board members or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation covers, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i) to (iii) above or by the relevant Managing Board members and Supervisory Board members or other person discharging the managerial responsibilities in respect of QIAGEN as described above.

The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above.
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
A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and virtually all EU Member States. A Shareholder can also be eligible for a refund of Netherlands dividend withholding tax to the extent this tax exceeds the Netherlands income tax or corporate income tax that would have been payable if such Shareholder would have been a resident of the Netherlands.
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
Taxation of Dividends
To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. Such dividends will be eligible to be treated by U.S. Holder individuals, trusts and estates as “qualified dividend income” subject to a maximum tax rate of 20 percent (plus possibly an additional 3.8 percent on net investment income; see “Taxation — United States Federal Income Tax Considerations — Surtax on Net Investment Income”), if the shareholder receiving the dividend satisfies the holding period requirements, does not treat the dividends as "investment income" for purposes of the investment interest deduction, is not under any obligation to make related payments with respect to positions in substantially similar or related property, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive category income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the "Code"). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed above), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.
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
Taxation of Capital Gains

Subject to the "passive foreign investment company" (PFIC) rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 20% for our Common Shares held for more than a year (plus possibly an additional 3.8 percent on net investment income, as discussed above). For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2014, December 31, 2015 and December 31, 2016, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the PFIC rules and their effect on an investment in our Common Shares, with particular regard to (i) the advisability of making the "qualified electing fund" election in the event that we notify the shareholders that we have become a PFIC in any taxable year, or (ii) the advisability of making the "mark-to-market" election provided in the tax law.
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
Foreign Currency Issues
If dividends on our Common Shares are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. We have never paid cash dividends on our share capital and do not intend to do so for the foreseeable future.
Certain Information Reporting Requirements
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual non-U.S. Holders and certain U.S. Holders that are entities), and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (on IRS Form 8938). (Higher thresholds apply to married individuals filing a joint return and certain individuals residing outside of the United States.) An individual who fails to timely furnish the required information may be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. Holder (including entities) should consult their own tax advisors regarding their reporting obligations under this legislation.
Documents on Display
Documents referred to in this Annual Report may be inspected at our principal executive office located at Hulsterweg 82, 5912 PL Venlo, The Netherlands.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties.
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
Interest Rate Risk
At December 31, 2016, we had $439.2 million in cash and cash equivalents as well as $93.0 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2016. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2016, we had $1.1 billion in long-term debt, none of which is at a variable rate. Through the use of interest rate derivatives we have swapped $200 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.
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
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2016, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2016, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2016, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. Their report is included in this Annual Report on Form 20-F on page F-3.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval, provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2016	2015
Audit fees	$1.9	$1.9
-consolidated financial statements	1.2	1.3
-statutory financial statements	0.7	0.6
Audit-related fees	0.5	0.1
Total	$2.4	$2.0
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
Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals. All other fees include various fees and expenses billed for services as approved by the Audit Committee and as permitted by the Sarbanes-Oxley Act of 2002. Tax fees for the year ended December 31, 2016 totaled less than $50,000.

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
Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing on the NASDAQ exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the NASDAQ listing standards or state the deviations recorded in the period.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2016. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board

General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2016, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2016, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2016, KPMG Accountants N.V. was appointed as external auditor for the Company for 2016 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2016 contained in this annual report.
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
Dutch Corporate Governance Code--Comply or Explain
The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 8, 2016, and can be found at www.commissiecorporategovernance.nl.
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
On June 25, 2014 the Annual General Meeting approved amendments to the remuneration policy of the Managing Board ("Remuneration Policy") which state that grants of stock options shall no longer be made on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. No stock options were granted to the members of the Managing Board in 2016.

3.
Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. In 2015 and 2016, the members of the Managing Board elected to receive in lieu of their cash bonus the value earned in these years in performance stock units and restricted stock units respectively which vested over two years from the grant date.

4.
Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component). If the maximum of one year's salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

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

6.
Best practice provision III.3.6 recommends that the supervisory board shall draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire at the same time. The retirement schedule shall be made generally available and shall be posted on the company’s website.

The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule.

7.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.
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

8.
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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
See pages F-1 through F-48 included herein.

(A)	The following financial statements, together with the reports of KPMG and Ernst & Young thereon, are filed as part of this annual report:

Item 19.	Exhibits

*1.1	Articles of Association as confirmed by notarial deed as of January 24, 2017 (English translation)

2.4	$400 Million Note Purchase Agreement dated as of October 16, 2012 (filed as Exhibit 2.9) (1)

2.5	2019 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.7) (2)

2.6	2021 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.8) (2)

2.7	2019 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.9) (2)

2.8	2021 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.10) (2)

2.9	2019 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.11) (2)

2.10	2021 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.12) (2)

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (3)

4.2	The Max-Volmer-Strasse 4 Lease Summary (Filed as Exhibit 10.3(a)) (3)

4.3	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (4)

4.4	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (5)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Independent Registered Public Accounting Firm

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

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
Dated: March 3, 2017
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of QIAGEN N.V.:

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2016. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in Item 18 (A). These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QIAGEN N.V. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the two‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2016, the Company changed its accounting method of share-based compensation from a straight-line attribution method for expense recognition to an accelerated attribution method. The Company applied this change in accounting principle retrospectively to all prior periods presented.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 3, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries
We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of QIAGEN N.V. and Subsidiaries for the year ended December 31, 2014. Our audit also included the financial statement schedule listed in the Index at Item 18(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
February 27, 2015
Except for Note 20 as to which the date is March 3, 2017

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of QIAGEN N.V.:

We have audited QIAGEN N.V.’s (“QIAGEN” or “the Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Report of Management on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, QIAGEN N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2016, and the related financial statement schedule as listed in Item 18 (A), and our report dated March 3, 2017 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule as listed in Item 18 (A).

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 3, 2017

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

		As of December 31,
	Note	2016	2015
Assets
Current assets:
Cash and cash equivalents	(3)	$439,180	$290,011
Short-term investments	(7)	92,999	130,817
Accounts receivable, net of allowance for doubtful accounts of $7,614 and $7,255 in 2016 and 2015, respectively	(3)	278,244	273,853
Income taxes receivable		23,795	26,940
Inventories, net	(3)	136,552	136,586
Prepaid expenses and other current assets	(8)	66,799	70,121
Deferred income taxes	(16)	—	33,068
Total current assets		1,037,569	961,396
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $451,160 and $409,634 in 2016 and 2015, respectively	(9)	436,655	442,944
Goodwill	(11)	1,925,518	1,875,698
Intangible assets, net of accumulated amortization of $948,072 and $827,084 in 2016 and 2015, respectively	(11)	557,159	636,421
Deferred income taxes	(16)	68,384	2,036
Other long-term assets (of which $13,067 and $7,472 in 2016 and 2015 due from related parties, respectively)	(10, 13, 22)	282,909	260,622
Total long-term assets		3,270,625	3,217,721
Total assets		$4,308,194	$4,179,117

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		As of December 31,
	Note	2016	2015
Liabilities and equity
Current liabilities:
Accounts payable		$51,218	$52,306
Accrued and other current liabilities (of which $3,926 in 2016 due to related parties)	(10, 22)	230,305	192,069
Income taxes payable		26,906	21,515
Deferred income taxes	(16)	—	2,463
Total current liabilities		308,429	268,353
Long-term liabilities:
Long-term debt, net of current portion	(15)	1,067,096	1,049,026
Deferred income taxes	(16)	40,621	69,610
Other long-term liabilities (of which $5,889 in 2016 due to related parties)	(10, 13, 22)	284,952	224,058
Total long-term liabilities		1,392,669	1,342,694
Commitments and contingencies	(19)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 239,707 shares in 2016 and 2015		2,812	2,812
Additional paid-in capital		1,794,665	1,765,595
Retained earnings		1,263,464	1,209,197
Accumulated other comprehensive loss	(17)	(333,839)	(259,156)
Less treasury shares, at cost— 5,147 and 6,702 shares in 2016 and 2015, respectively	(17)	(120,006)	(152,412)
Equity attributable to the owners of QIAGEN N.V.		2,607,096	2,566,036
Noncontrolling interest		—	2,034
Total equity		2,607,096	2,568,070
Total liabilities and equity		$4,308,194	$4,179,117

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

		Years ended December 31,
	Note	2016	2015	2014
Net sales	(3, 4)	$1,337,991	$1,280,986	$1,344,777
Cost of sales		493,338	454,328	479,570
Gross profit		844,653	826,658	865,207
Operating expenses:
Research and development	(3)	176,135	146,830	163,666
Sales and marketing		401,352	359,598	376,141
General and administrative, integration and other	(3)	129,248	102,066	126,637
Acquisition-related intangible amortization		39,091	38,666	37,070
Total operating expenses		745,826	647,160	703,514
Income from operations		98,827	179,498	161,693
Other income (expense):
Interest income		6,776	4,753	3,964
Interest expense		(39,022)	(37,396)	(39,330)
Other expense, net	(6)	(9,673)	(10,552)	(6,938)
Total other expense, net		(41,919)	(43,195)	(42,304)
Income before income taxes		56,908	136,303	119,389
Income taxes	(3, 16)	(23,395)	6,401	2,456
Net income		80,303	129,902	116,933
Net (loss) income attributable to noncontrolling interest		(101)	(246)	568
Net income attributable to the owners of QIAGEN N.V.		$80,404	$130,148	$116,365
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.34	$0.56	$0.50
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.34	$0.55	$0.48

Weighted-average common shares outstanding
Basic	(18)	234,800	233,483	232,644
Diluted	(18)	238,993	238,647	242,806

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Years ended December 31,
	Note	2016	2015	2014
Net income		$80,303	$129,902	$116,933
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) Gains on cash flow hedges, before tax	(13)	(3,969)	5,337	—
Reclassification adjustments on cash flow hedges, before tax	(13)	(6,228)	(5,273)	—
Cash flow hedges, before tax		(10,197)	64	—
(Losses) gains on marketable securities, before tax		(1,421)	1,215	—
Gains (losses) on pensions, before tax		929	(1,809)	(687)
Foreign currency translation adjustments, before tax		(65,910)	(124,639)	(131,326)
Other comprehensive loss, before tax		(76,599)	(125,169)	(132,013)
Income tax relating to components of other comprehensive loss		2,562	1,140	(57)
Total other comprehensive loss, after tax		(74,037)	(124,029)	(132,070)
Comprehensive income (loss)		6,266	5,873	(15,137)
Comprehensive (income) loss attributable to noncontrolling interest		(545)	(146)	959
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.		$5,721	$5,727	$(14,178)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
		Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,807,002	$1,033,343	$(4,192)	(5,817)	$(116,613)	$2,722,352	$9,539	$2,731,891
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests	(5)	—	—	—	—	—	—	—	—	(325)	(325)
Net income		—	—	—	116,365	—	—	—	116,365	568	116,933
Issuance of warrants	(17)	—	—	68,900	—	—	—	—	68,900	—	68,900
Unrealized loss, net on pension	(17)	—	—	—	—	(481)	—	—	(481)	—	(481)
Translation adjustment, net	(17)	—	—	—	—	(130,062)	—	—	(130,062)	(1,527)	(131,589)
Purchase of treasury shares	(17)	—	—	—	—	—	(5,558)	(126,889)	(126,889)	—	(126,889)
Issuance of common shares in connection with warrant exercise	(15)	—	—	—	(12,115)	—	1,373	30,917	18,802	—	18,802
Common stock issuances under employee stock plans	(20)	—	—	—	(33,264)	—	2,318	45,395	12,131	—	12,131
Excess tax benefit of employee stock plans		—	—	1,596	—	—	—	—	1,596	—	1,596
Share-based compensation	(20)	—	—	41,313	—	—	—	—	41,313	—	41,313
Proceeds from subscription receivables		—	—	536	—	—	—	—	536	—	536
Redemption of subscription receivables	(15)	—	—	(67,943)	—	—	—	—	(67,943)	—	(67,943)
BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,851,404	$1,104,329	$(134,735)	(7,684)	$(167,190)	$2,656,620	$8,255	$2,664,875
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests		—	—	—	—	—	—	—	—	(6,367)	(6,367)
Net income		—	—	—	130,148	—	—	—	130,148	(246)	129,902
Unrealized loss, net on pension	(17)	—	—	—	—	(1,266)	—	—	(1,266)	—	(1,266)
Unrealized gain, net on hedging contracts	(13)	—	—	—	—	4,003	—	—	4,003	—	4,003
Realized gain, net on hedging contracts	(13)	—	—	—	—	(3,955)	—	—	(3,955)	—	(3,955)
Unrealized gain, net on marketable securities	(10)	—	—	—	—	1,215	—	—	1,215	—	1,215
Translation adjustment, net	(17)	—	—	—	—	(124,418)	—	—	(124,418)	392	(124,026)
Purchase of treasury shares	(17)	—	—	—	—	—	(842)	(20,818)	(20,818)	—	(20,818)
Issuance of common shares in connection with stock plan	(20)	—	—	—	(25,280)	—	1,824	35,596	10,316	—	10,316
Excess tax benefit of employee stock plans		—	—	3,328	—	—	—	—	3,328	—	3,328
Share-based compensation	(20)	—	—	23,761	—	—	—	—	23,761	—	23,761
Proceeds from subscription receivables		—	—	97	—	—	—	—	97	—	97
Redemption of subscription receivables	(15)	—	—	(112,995)	—	—	—	—	(112,995)	—	(112,995)
BALANCE AT DECEMBER 31, 2015		239,707	$2,812	$1,765,595	$1,209,197	$(259,156)	(6,702)	$(152,412)	$2,566,036	$2,034	$2,568,070
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests	(5)	—	—	—	—	—	—	—	—	(2,624)	(2,624)
Acquisition of Exiqon A/S	(5)	—	—	—	—	—	—	—	—	5,519	5,519
Acquisition of Exiqon A/S shares from noncontrolling interests	(5)	—	—	—	—	—	—	—	—	(5,474)	(5,474)
Net income		—	—	—	80,404	—	—	—	80,404	(101)	80,303
Unrealized gain, net on pension	(17)	—	—	—	—	650	—	—	650	—	650
Unrealized loss, net on hedging contracts	(13)	—	—	—	—	(2,977)	—	—	(2,977)	—	(2,977)
Realized gain, net on hedging contracts	(13)	—	—	—	—	(4,671)	—	—	(4,671)	—	(4,671)
Unrealized loss, net on marketable securities	(10)	—	—	—	—	(1,371)	—	—	(1,371)	—	(1,371)
Translation adjustment, net	(17)	—	—	—	—	(66,314)	—	—	(66,314)	646	(65,668)
Issuance of common shares in connection with stock plan	(20)	—	—	—	(26,137)	—	1,555	32,406	6,269	—	6,269
Excess tax benefit of employee stock plans		—	—	782	—	—	—	—	782	—	782
Share-based compensation	(20)	—	—	28,288	—	—	—	—	28,288	—	28,288
BALANCE AT DECEMBER 31, 2016		239,707	$2,812	$1,794,665	$1,263,464	$(333,839)	(5,147)	$(120,006)	$2,607,096	$—	$2,607,096
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in thousands)	Note	2016	2015	2014
Cash flows from operating activities:
Net income		$80,303	$129,902	$116,933
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		213,056	191,473	200,782
Non-cash acquisition, impairment and restructuring related costs	(6)	44,399	5,471	34,297
Amortization of debt discount and issuance costs		20,451	19,955	15,392
Share-based compensation expense	(20)	28,288	23,760	41,313
Excess tax benefits from share-based compensation		(782)	(3,328)	(1,596)
Deferred income taxes	(16)	(65,974)	(36,434)	(40,147)
Loss on early redemption of debt	(15)	—	7,564	4,560
(Gain) loss on marketable securities		(1,360)	6,039	3,914
Changes in fair value of contingent consideration	(14)	(6,501)	(5,225)	(1,165)
Other items, net including fair value changes in derivatives		19,435	2,609	(7,509)
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(12,238)	(24,764)	(16,561)
Inventories	(3)	(20,346)	(33,194)	(41,792)
Prepaid expenses and other current assets	(8)	6,640	52,315	(2,273)
Other long-term assets		3,549	2,730	(13,090)
Accounts payable		(1,466)	7,732	(5,495)
Accrued and other current liabilities	(12)	10,618	(25,570)	(21,482)
Income taxes	(16)	15,476	(88)	16,034
Other long-term liabilities		8,054	(3,450)	5,850
Net cash provided by operating activities		341,602	317,497	287,965
Cash flows from investing activities:
Purchases of property, plant and equipment		(74,536)	(97,778)	(86,591)
Proceeds from sale of equipment		63	103	35
Purchases of intangible assets		(19,388)	(19,703)	(10,412)
Purchases of investments		(23,448)	(6,053)	(9,426)
Purchases of short-term investments	(7)	(496,304)	(317,570)	(420,158)
Proceeds from sales of short-term investments	(7)	533,847	367,714	275,779
Cash paid for acquisitions, net of cash acquired	(5)	(90,490)	(66,930)	(160,436)
Other investing activities		(8,800)	(5,983)	3,608
Net cash used in investing activities		(179,056)	(146,200)	(407,601)
Cash flows from financing activities:
Purchase of call option related to cash convertible notes	(15)	—	—	(105,170)
Proceeds from issuance of warrants, net of issuance costs	(17)	—	—	68,900
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(15)	—	(86)	716,967
Repayment of long-term debt	(15)	(6,738)	(251,868)	(387,050)
Principal payments on capital leases		(1,322)	(1,079)	(4,579)
Proceeds from subscription receivables		—	97	536
Excess tax benefits from share-based compensation		782	3,328	1,596
Proceeds from issuance of common shares		6,269	10,316	12,131
Purchase of treasury shares	(17)	—	(20,818)	(126,889)
Other financing activities		(9,595)	1,497	16,401
Net cash used in financing activities		(10,604)	(258,613)	192,843
Effect of exchange rate changes on cash and cash equivalents		(2,773)	(15,340)	(10,843)
Net increase (decrease) in cash and cash equivalents		149,169	(102,656)	62,364
Cash and cash equivalents, beginning of period		290,011	392,667	330,303
Cash and cash equivalents, end of period		$439,180	$290,011	$392,667
Supplemental cash flow disclosures:
Cash paid for interest		$18,227	$20,799	$24,052
Cash paid for income taxes		$22,670	$34,441	$12,539
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$113	$231	$342
Intangible assets acquired in non-monetary exchange		$—	$5,900	$—
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. Corporate Information and Basis of Presentation
Corporate Information
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
Basis of Presentation
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
On June 28, 2016, we acquired Exiqon A/S, located in Vedbaek, Denmark and on November 20, 2015, we acquired MO BIO Laboratories, Inc., located in Carlsbad, California. On December 16, 2014, we acquired Enzymatics Inc., located in Beverly, Massachusetts and on April 3, 2014, we acquired BIOBASE GmbH, located in Wolfenbüttel, Germany. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.
Certain prior year amounts have been revised to reflect a change in attribution method of share-based compensation. See further discussion in the Revision of Previously Issued Financial Statements for Change in Attribution Method section of Note 20 - Share-Based Compensation. Additionally, for the year ended December 31, 2015, certain balance sheet amounts have been reclassified upon adoption of ASU 2015-03 as further discussed within Note 2 - Effects of New Accounting Pronouncements.

2. Effects of New Accounting Pronouncements
Adoption of New Accounting Standards
The following new FASB Accounting Standards Updates (ASU) were effective for the year ended December 31, 2016.
ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis modifies current guidance on consolidation under the variable interest model and the voting model. ASU 2015-02 became effective for us in the first quarter of 2016. The adoption did not have an impact on our consolidated financial statements.
ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 does not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. The FASB issued Accounting Standards Update No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff indicated that it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 became effective for us beginning in the first quarter of 2016 and was applied on a retrospective basis wherein the balance sheet of each period presented is adjusted to reflect the period-specific effects of applying the new guidance. As of December

31, 2015, the effect of the change in balance sheet presentation was a reduction in prepaid expenses and other current assets of $0.2 million and a reduction in other long-term assets of $10.3 million. These amounts are then presented net against the long-term debt liability.
ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement provides guidance to help entities determine whether a cloud computing arrangement contains a software license that should be accounted for as internal-use software or as a service contract. ASU 2015-05 became effective for our financial statements beginning in the first quarter of 2016 and did not have a material impact on our consolidated financial statements.
ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments simplifies the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. The amendments require that an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer records, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments became effective for our financial statements beginning in the first quarter of 2016 and did not have a material impact on our consolidated financial statements.
ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. We elected to adopt the amendments in the first quarter of 2016 prospectively in advance of the timeline in which we were required to adopt the amendments and accordingly the prior period has not been retrospectively adjusted. The adoption did not have a material impact on our consolidated financial statements.
New Accounting Standards Not Yet Adopted
The following new FASB Accounting Standards Updates, which are not yet adopted, have been grouped by their required effective dates:
First Quarter of 2017
ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory requires in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 became effective for us beginning January 1, 2017 and did not have a material impact on our consolidated financial statements.
ASU 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The new guidance became effective for us beginning on January 1, 2017 with no impact on our consolidated financial statements.
ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance became effective for us beginning January 1, 2017. The impact of the adoption of ASU 2016-09 is limited to the recording of any windfall or shortfall benefit directly to the tax provision and the reclassification of certain items in our statement of cash flows, which we intend to adopt prospectively. We will continue estimating stock-based compensation award forfeitures in determining the amount of compensation cost to be recognized each period. We expect an increase to our cash flows from operating activities and a decrease to cash flows from financing activities. Following adoption, we expect volatility in our effective tax rate as any windfall or shortfall tax benefits related to our share-based compensation will be recorded directly into our results of operations.
First Quarter of 2018
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). In August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. The FASB has continued to issue accounting standards updates to clarify and provide implementation guidance related to Revenue from Contracts with Customers, including ASU 2016-08 Revenue from Contract with Customers: Principal versus Agent Considerations, ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, and ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients. An entity should apply the amendments either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients (the full retrospective method of adoption); or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application (the modified retrospective method of adoption). We have not experienced significant issues in our implementation process and based on the analysis to date, we currently do not expect the adoption to have a material impact on our existing revenue accounting policies or on the recognition of revenue from product sales. However, we continue to evaluate the impact the guidance may have in connection with collaboration and license agreements and other revenue sources. We anticipate adopting this standard on its effective date, January 1, 2018. We have not yet determined the method of adoption, but assuming the impact is not material, we expect to adopt the new standard using the modified retrospective method with an adjustment to beginning retained earnings for the cumulative effect of the change.
ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities will impact certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by:

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

The amendments will become effective for our financial statements beginning in the first quarter of 2018. The implementation of the amendments is expected to increase the volatility of net income; however the extent of any volatility will be dependent upon the significance of the equity investments at the time of adoption. As of December 31, 2016, we had a net unrealized $0.2 million loss, net of tax, from equity investments recorded in equity. Following the adoption of this standard, such gains or losses will be recognized in net income.
ASU No. 2016-15, Statement of Cash Flows (Topic 320): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force), addresses eight classification issues related to the statement of cash flows:

•	debt prepayment or debt extinguishment costs;

•	settlement of zero-coupon bonds;

•	contingent consideration payments made after a business combination;

•	proceeds from the settlement of insurance claims;

•	proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	distributions received from equity method investees;

•	beneficial interests in securitization transactions; and

•	separately identifiable cash flows and application of the predominance principle.

ASU 2016-15 will become effective for us for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We will be required to apply this ASU using a retrospective transition method to each period presented other than for issues where application would be impracticable in which case we will be permitted to apply the amendments for those issues prospectively as of the earliest date practicable. The new guidance will become effective for us on January 1, 2018. We are currently evaluating the potential impact of ASU 2016-15 on our consolidated financial statements.
ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted, including adoption in an interim period. We are currently evaluating the impact the adoption of this new standard will have on our financial position and results of operations.
ASU 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The amendments in this update should be applied using a retrospective transition method to each period presented. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted, including adoption in an interim period. We are currently evaluating the impact the adoption of this new standard will have on our financial position and results of operations.
ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those periods. Early adoption is permitted for acquisition or deconsolidation transactions occurring before the issuance date or effective date and only when the transactions have not been reported in issued or made available for issuance financial statements. We are currently evaluating the impact the adoption of this new standard will have on our financial position and results of operations.
First Quarter of 2019
ASU 2016-02, Leases (Topic 842) aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will become effective for us beginning in the first quarter of 2019 and requires modified retrospective application for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We do not plan to early adopt this standard and we anticipate that the adoption of this standard will require changes to our systems and processes. We expect this standard to increase total assets and total liabilities, however, we are currently evaluating the potential size of the impact that ASU 2016-02 may have on our consolidated financial statements.
First Quarter of 2020
ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance will become effective for us beginning on January 1, 2020. We are currently evaluating the potential impact ASU 2016-13 may have on our consolidated financial statements.
ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for us for annual periods beginning January 1, 2020 and early adoption is permitted. The new guidance is required to be applied on a prospective basis. We are currently evaluating the impact the adoption of this new standard will have on our financial position and results of operations.

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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other expense, net. The net (loss) gain on foreign currency transactions in 2016 was less than $0.1 million and in 2015 and 2014 was $(0.5) million, and $1.9 million, respectively, and is included in other expense, net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2016	2015	2016	2015	2014
Euro (EUR)	1.0541	1.0887	1.1068	1.1100	1.3287
Pound Sterling (GBP)	1.2312	1.4833	1.3560	1.5286	1.6474
Swiss Franc (CHF)	0.9816	1.0048	1.0153	1.0406	1.0938
Australian Dollar (AUD)	0.7222	0.7308	0.7439	0.7522	0.9025
Canadian Dollar (CAD)	0.7430	0.7202	0.7552	0.7836	0.9059
Japanese Yen (JPY)	0.0085	0.0083	0.0092	0.0083	0.0095
Chinese Yuan (CNY)	0.1440	0.1542	0.1506	0.1592	0.1623
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
Consumable and Related Products: In the last three years, revenue from consumable product sales has accounted for approximately 79%-80% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $2.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and management’s evaluation of specific factors that impact the risk of returns.
Revenues from related products include software-as-a-service (SaaS), license fees, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 7%-8% of our net sales. Revenue from SaaS arrangements has increased following our 2013 acquisition of Ingenuity, and is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.
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
Warranty
We provide warranties on our products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other current liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)	Total
BALANCE AT DECEMBER 31, 2014	$3,279
Provision charged to cost of sales	2,202
Usage	(2,569)
Adjustments to previously provided warranties, net	(91)
Currency translation	(184)
BALANCE AT DECEMBER 31, 2015	$2,637
Provision charged to cost of sales	3,562
Usage	(2,936)
Adjustments to previously provided warranties, net	(424)
Currency translation	(60)
BALANCE AT DECEMBER 31, 2016	$2,779
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2016, 2015 and 2014, shipping and handling costs totaled $26.5 million, $26.2 million and $26.8 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2016, 2015 and 2014 were $8.4 million, $7.2 million and $7.0 million, respectively.
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
Income Taxes
We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax expense.
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
Share-Based Payments
Compensation cost for all share-based payments is recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period. As discussed in Note 20 Share-Based Compensation, in 2016 we made a change in accounting principle to move from a straight-line attribution method for expense recognition to an accelerated attribution method.
Stock Options: We utilize the Black-Scholes-Merton valuation model for estimating the fair value of our stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, expected life of the award and forfeiture rate. We have not granted stock options since 2013.
Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value of restricted and performance stock units is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. At each reporting period, the estimated performance achievement of the performance stock units is assessed and any change in the estimated achievement is recorded on a cumulative basis in the period of adjustment.
Forfeiture Rate—This is the estimated percentage of grants that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

(in thousands)	2016	2015
Cash at bank and on hand	$137,615	$217,644
Short-term bank deposits	301,565	72,367
Cash and Cash Equivalents	$439,180	$290,011
Short-Term Investments
Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in fair market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income (loss) in equity. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes further described in Note 15 were estimated using the changes in the U.S. Treasury rates.
Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2016, 2015 and 2014, write-offs of accounts receivable totaled $1.6 million,

$2.0 million and $2.3 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $2.1 million, $2.1 million and $1.4 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2016 and 2015:

(in thousands)	2016	2015
Raw materials	$29,402	$27,051
Work in process	28,123	21,066
Finished goods	79,027	88,469
Total inventories, net	$136,552	$136,586
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
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. In 2016, we recorded intangible asset impairments of $21.4 million related to the restructuring as discussed in Note 6. For the years ended December 31, 2015 and 2014, we recorded intangible asset impairments of $0.2 million and $8.7 million, respectively. Intangible asset impairments recorded during the year ended December 31, 2014 are further discussed in Note 6 Restructuring.
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2016, 2015 and 2014, goodwill has not been impaired. As discussed in Note 6 Restructuring, in 2016 we recorded a $2.6 million disposal of goodwill.
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
We consider whether the fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. In 2016, we recorded an impairment to an equity method investment of $8.3 million, in other expense, net. For the year ended December 31, 2015 we recorded total impairments to a cost method investment of $2.2 million, in other expense, net. For the year ended December 31, 2014, we recorded total impairments to cost method investments of $6.0 million, of which $4.8 million was recorded in other expense, net and $1.2 million was recorded in research and development expense.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the year ended December 31, 2016, in connection with the restructuring discussed in Note 6, we recorded asset impairment charges of $10.9 million, of which $9.2 million is recorded in research and development expense, $1.5 million is recorded in general and administrative, integration and other expense, $0.1 million is recorded in cost of sales and $0.1 million is recorded in sales and marketing expense. In 2015, we recorded asset impairment charges of $3.1 million in general and administrative, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain software projects following the acquisition of MO BIO. During the year ended December 31, 2014 in connection with our internal and acquisition related restructuring, we recorded asset impairment charges of $19.6 million, of which $15.5 million is recorded in cost of sales, $2.4 million is recorded in sales and marketing expense, and $1.7 million in general and administrative, integration and other expenses in the accompanying consolidated statements of income.

4. Segment Information
Considering the acquisitions made during 2016, we determined that we still operate as one business segment in accordance with FASB ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2016	2015	2014
Net Sales
Consumables and related revenues	$1,166,131	$1,114,580	$1,172,728
Instrumentation	171,860	166,406	172,049
Total	$1,337,991	$1,280,986	$1,344,777
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, the United Kingdom, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $12.4 million, $11.3 million and $13.7 million for the years ended 2016, 2015 and 2014, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2016	2015	2014
Net Sales
Americas:
United States	$555,676	$525,532	$543,877
Other Americas	71,797	79,578	75,974
Total Americas	627,473	605,110	619,851
Europe, Middle East and Africa	428,055	409,955	451,092
Asia Pacific and Rest of World	282,463	265,921	273,834
Total	$1,337,991	$1,280,986	$1,344,777
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.4 million and $0.3 million as of December 31, 2016 and 2015, respectively.

(in thousands)	2016	2015
Long-lived assets
Americas:
United States	$145,813	$148,748
Other Americas	4,544	2,691
Total Americas	150,357	151,439
Germany	237,190	243,120
Other Europe	37,057	35,573
Asia Pacific and Rest of World	12,051	12,812
Total	$436,655	$442,944

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
2016 Acquisitions
During the second quarter of 2016, we acquired a majority shareholding in Exiqon A/S (Exiqon), a publicly traded Danish company headquartered in Vedbaek, Denmark, which is a leading provider of RNA analysis solutions with a proprietary Locked Nucleic Acid (LNA) technology. The acquisition expands our leadership position in Sample to Insight solutions for RNA analysis. On June 28, 2016, we paid DKK 627.4 million ($95.2 million) for approximately 94.52% of the outstanding Exiqon common shares. On the acquisition date, the fair value of the remaining shares was $5.5 million. The fair value of this noncontrolling share was based on reference to quoted market values of Exiqon stock. Since the acquisition date, we have acquired the remaining Exiqon shares for $5.5 million in cash, which is included in other financing activities in the accompanying consolidated statements of cash flows, and as of December 31, 2016 we held 100% of Exiqon's shares. For the year ended December 31, 2016, acquisition-related costs of $6.3 million are included in general and administrative, integration and other in the accompanying consolidated statements of income.

The preliminary purchase price allocation as of December 31, 2016 did not differ from the preliminary purchase price allocation as of June 30, 2016 other than a $9.4 million increase in developed technology, a $9.2 million increase in deferred tax asset on tax loss carry forwards, a $2.8 million decrease in customer relationships, a $1.2 million increase of long-term deferred tax liability, a $0.4 million increase in prepaid expenses and other current assets and an additional $0.3 million increase of other opening balance sheet liabilities. The corresponding impact for these adjustments was a decrease to goodwill of $14.7 million.
The allocation of the purchase price is preliminary and is not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the deferred taxes related to the intangible assets acquired as well as the deferred tax asset on tax loss carry forwards.

(in thousands)	Exiqon acquisition

Purchase Price:
Cash consideration	$95,163
Fair value of remaining shares	5,519
$100,682

Preliminary Allocation:
Cash and cash equivalents	$4,824
Accounts receivable	3,581
Inventory	1,553
Prepaid expenses and other current assets	1,853
Accounts payable	(1,289)
Accruals and other current liabilities	(11,587)
Debt assumed	(6,068)
Other long-term liabilities	(197)
Deferred tax asset on tax loss carry forwards	10,016
Fixed and other long-term assets	2,870
Developed technology	18,500
Customer relationships	3,800
Tradenames	1,400
Goodwill	76,807
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,381)
$100,682
The weighted average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes.
Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of Exiqon did not have a material impact to net sales, net income or earnings per share on a pro forma basis.

2015 Acquisitions
During 2015, we completed three acquisitions, including the acquisition of MO BIO Laboratories, Inc., a privately-held U.S. company, that is considered a leader in sample technologies for metagenomics and microbiome analysis. Purchase consideration for these acquisitions totaled $66.9 million in cash, net of cash acquired, and as of December 31, 2016, the purchase price allocations are final. Each of these acquisitions did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2014 Acquisition

In December 2014, we acquired the enzyme solutions business of Enzymatics Inc. (Enzymatics), a U.S. company whose products are used in an estimated 80% of all next-generation sequencing (NGS) workflows. The comprehensive Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare. The cash consideration totaled $114.2 million. The acquisition of Enzymatics did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.
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
The final purchase price allocation for Enzymatics was as follows:

(in thousands)	Enzymatics acquisition
Purchase Price:
Cash consideration	$114,224
Fair value of contingent consideration	13,600
$127,824

Final Allocation:
Cash and cash equivalents	$1,178
Accounts receivable	2,813
Prepaid expenses and other current assets	1,330
Fixed and other long-term assets	1,414
Accounts payable	(3,090)
Accruals and other current liabilities	(1,940)
Developed technology	28,600
Tradenames	6,600
Customer relationships	22,300
Goodwill	90,177
Deferred tax liability on fair value of identifiable intangible assets acquired	(21,558)
$127,824
The weighted-average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes.
Certain acquisitions may include contingent consideration which is recorded as part of the purchase consideration based on the acquisition date fair value. Under the purchase agreement, potential contingent cash payments through 2017 total $17.0 million, of which the fair value of $13.6 million was recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.70% and 2.20%. See Note 14, "Fair Value Measurements," for details of the changes in the fair value of the contingent consideration liabilities.
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
Other Acquisition
During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (Marseille), a publicly listed company founded and based in Marseille, France. During 2014, we acquired additional Marseille shares for a total of $0.3 million and held 90.27% of the Marseille shares as of December 31, 2014. In 2015, QIAGEN Marseille, a fully consolidated entity, sold all its assets and liabilities, with the exception of its intellectual property portfolio. During 2015, we acquired additional Marseille shares through a tender offer for a total of $8.0 million and held 97.22% of the QIAGEN Marseille shares as of December 31, 2015. Per the terms of the tender offer, $2.5 million was aside as of December 31, 2015 in restricted cash for the remaining shares which were acquired in the first quarter of 2016 and as of December 31, 2016 we held 100% of the QIAGEN Marseille shares.

6. Restructuring
2016 Restructuring
During the fourth quarter of 2016, we initiated series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently in the coming years. Measures include simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. We expect to complete the program in 2017 at a total cost of approximately $90.0 million, of which $79.1 million was incurred in 2016 and approximately $10.0 million is expected to be incurred in 2017 primarily related to personnel and facility costs.
The table below shows how the costs related to the restructuring program were recorded.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Asset Impairments & Disposals	Total
Cost of sales	$1,222	$205	$43	$10,490	$11,960
Research and development	4,176	1,798	14	20,370	26,358
Sales and marketing	12,753	4,335	6,797	1,046	24,931
General and administrative, integration and other	1,069	827	1,461	1,547	4,904
Other expense, net	—	—	—	10,946	10,946
Total	$19,220	$7,165	$8,315	$44,399	$79,099
Personnel and related expense includes a $2.0 million reduction in costs as a result of forfeitures of share-based compensation in connection with terminations. We incurred consulting costs of $7.5 million, included in Contract and Other Costs, related to third party consulting costs associated with the development of the restructuring plan. Asset Impairments and Disposals include $21.4 million for intangible asset impairments, $10.9 million for fixed asset abandonments, and $1.1 million primarily in connection with the write-off of prepaid contract costs. The total $10.9 million of expense included in other expense, net in the accompanying consolidated statements of income is composed of $8.3 million associated with an impairment of an equity method investment and a disposal of goodwill of $2.6 million.
The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Costs incurred in 2016	$21,252	$7,165	$8,315	$36,732
Payments	(2,742)	(601)	(2,391)	(5,734)
Facility deferred rent reclassified to restructuring liability	—	1,326	—	1,326
Foreign currency translation adjustment	(30)	(8)	19	(19)
Liability at December 31, 2016	$18,480	$7,882	$5,943	$32,305
At December 31, 2016, $27.6 million of the liability is included in accrued and other current liabilities and $4.7 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
2014 Restructuring
During the fourth quarter of 2014, we recorded pretax charges of $37.1 million in restructuring charges in connection with the acquisition of Enzymatics discussed in Note 5 and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN's strategic focus on its five growth drivers. Of these charges, $26.4 million is recorded in cost of sales, $2.4 million is recorded in sales and marketing, and $8.3 million is recorded in general, administrative, integration and other. The pretax charge consists of $6.4 million for workforce reductions, $19.6 million for fixed asset abandonment charges, $8.7 million for intangible asset abandonment charges in line with strategic initiatives to keep our activities technologically and competitively current. Additionally, we incurred contract termination and consulting costs of $2.4 million. No additional costs were incurred in 2015 or 2016 related to this program.
The following table summarizes the components of the 2014 restructuring costs. At December 31, 2016, no further amounts were payable under this restructuring program. At December 31, 2015, a restructuring accrual of $4.1 million was included in accrued and other current liabilities.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2014	$6,341	$7,627	$652	$14,620
Payments	(4,789)	(4,199)	(418)	(9,406)
Release of excess accrual	(453)	—	(20)	(473)
Foreign currency translation adjustment	(630)	—	—	(630)
Balance at December 31, 2015	$469	$3,428	$214	$4,111
Payments	(143)	(3,428)	(214)	(3,785)
Release of excess accrual	(325)	—	—	(325)
Foreign currency translation adjustment	(1)	—	—	(1)
Balance at December 31, 2016	$—	$—	$—	$—
2011 Restructuring
Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives. This project eliminated organizational layers and overlapping structures. The last group of initiatives included actions to focus research and development activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics.
The following table summarizes the cash components of the restructuring costs.

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

7. Short-Term Investments
At December 31, 2016 and 2015, we had $89.3 million and $127.1 million, respectively, of loan receivables and commercial paper due from financial institutions. These loan receivables and commercial paper are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2016, these loans consist of $63.5 million and €24.5 million ($25.8 million as of December 31, 2016) which mature at various dates through December 2018. All instruments that have an original tenor of more than 12 months include redemption rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may redeem the loans at our discretion.
At December 31, 2016 and 2015, we also had €3.5 million ($3.7 million) and €3.4 million ($3.7 million), respectively in term deposits with final maturities in August 2017. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.

For the year ended December 31, 2016 and 2015, proceeds from sales of short term investments totaled $533.8 million and $367.7 million, respectively. During the year ended December 31, 2016, realized gains totaled $1.4 million. During the years ended December 31, 2015 and 2014, realized losses totaled $6.0 million and $3.9 million, respectively.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2016 and 2015:

(in thousands)	2016	2015
Prepaid expenses	$35,529	$38,986
Value added tax	14,985	15,219
Other receivables	10,899	9,658
Fair value of derivative instruments	5,386	3,758
Amounts held in escrow in connection with acquisitions	—	2,500
Total prepaid expenses and other current assets	$66,799	$70,121

9. Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2016 and 2015:

(in thousands)	Estimated useful life (in years)	2016	2015
Land	—	$16,327	$15,452
Buildings and improvements	5-40	301,092	302,068
Machinery and equipment	3-10	257,349	253,556
Computer software	3-7	176,227	125,396
Furniture and office equipment	3-10	89,560	92,281
Construction in progress	—	47,260	63,825
		887,815	852,578
Less: Accumulated depreciation and amortization		(451,160)	(409,634)
Property, plant and equipment, net		$436,655	$442,944
Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2016 and 2015, respectively. For the years ended December 31, 2016, 2015 and 2014 depreciation and amortization expense totaled $75.1 million, $59.5 million and $67.9 million, respectively. For the years ended December 31, 2016, 2015 and 2014 amortization related to computer software to be sold, leased or marketed totaled $9.3 million, $5.1 million and $6.2 million, respectively.
In 2016, we recorded asset impairment charges of $10.9 million related to the restructuring charge discussed in Note 6. Impairments included $7.5 million of computer software to be sold, leased or marketed, $1.7 million in machinery and equipment, $1.5 million in internal-use software, $0.1 million in furniture and office equipment and $0.1 million in buildings and improvements. In 2015, we recorded asset impairment charges of $3.1 million, of which $1.0 million related to computer software to be sold, leased or marketed related to the abandonment of certain projects following the acquisition of MO BIO.
Repairs and maintenance expense was $13.0 million, $15.4 million and $15.9 million in 2016, 2015 and 2014, respectively. For the year ended December 31, 2016 and 2015, construction in progress primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2016, 2015 and 2014, interest capitalized in connection with construction projects was not significant.

10. Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. Additionally, we have investments in marketable equity securities that have readily determinable fair values that are classified as available-for-sale. These investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in equity.
Equity Method Investments
A summary of these equity method investments, which are included in other long-term assets in the consolidated balance sheets, is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)	Ownership Percentage	2016	2015	2016	2015	2014
PreAnalytiX GmbH	50.00%	$3,519	$10,627	$3,067	$1,878	$3,577
Biotype Innovation GmbH	24.90%	3,339	3,775	(335)	(595)	—
Pyrobett	19.00%	2,444	2,111	333	(600)	(539)
Hombrechtikon Systems Engineering AG	19.00%	1,524	—	—	—	—
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	30.00%	—	203	(244)	(107)	(409)
QIAGEN Finance	100.00%	—	—	—	85	147
QBM Cell Science	19.50%	—	—	—	—	(2)
Dx Assays Pte Ltd	33.30%	—	—	—	—	710
		$10,826	$16,716	$2,821	$661	$3,484
In connection with the restructuring activities discussed in Note 6, we transferred the research and development activities of our instrumentation business to a new company, Hombrechtikon Systems Engineering AG (HSE), in which we acquired a 19.0% interest for a total obligation of $9.8 million which is payable over three years. As of December 31, 2016, $3.9 million was included in accrued and other current liabilities and $5.9 million was included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance of HSE. Therefore, HSE is not consolidated. In 2016, we recorded an impairment of the investment in HSE of $8.3 million in other expense, net and accordingly, as of December 31, 2016, the investment has a carrying value of $1.5 million, which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss.
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
Cost Method Investments
At December 31, 2016 and 2015, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $38.2 million and $17.2 million, respectively, which are included in other long-term assets in the consolidated balance sheets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During the years ended December 31, 2016, and 2015, we made cost-method investments totaling $20.5 million, and $4.4 million, respectively. In August 2016, we converted a $0.6 million short-term loan into additional ownership interest of a cost-method investment. In 2015, we recorded total impairments to a cost method investment of $2.2 million in other expense, net. In 2014, we recorded total impairments to a cost method investment of $6.0 million of which $4.8 million was recorded in other expense, net and $1.2 million was recorded in research and development expense.

Marketable Equity Securities
During 2016, we made an investment in HTG Molecular Diagnostics, Inc., a publicly traded company, that is classified as a long-term marketable security. At December 31, 2016, we held 833,333 shares with a fair market value of $1.9 million and a cost of $2.0 million. Our former cost-method investment in Curetis AG was reclassified as a long-term marketable security during 2015 upon the completed IPO of its Dutch holding company, Curetis N.V. At December 31, 2016, we held 320,712 shares with a cost of $2.3 million. As of December 31, 2016 and 2015, the fair market value of these shares was $2.2 million and $3.5 million, respectively. Long-term marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2016 and 2015:

		2016		2015
(in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	10.61	$373,609	$(233,406)	$338,175	$(205,880)
Developed technology	10.64	708,825	(469,312)	693,294	(409,374)
Customer base, trademarks, and non-compete agreements	10.71	422,797	(245,354)	432,036	(211,830)
	10.65	$1,505,231	$(948,072)	$1,463,505	$(827,084)
Unamortized Intangible Assets:
Goodwill		$1,925,518		$1,875,698

The changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(in thousands)	Intangibles	Goodwill
BALANCE AT DECEMBER 31, 2014	$726,914	$1,887,963
Additions	45,575	—
Purchase adjustments	(8,200)	1,656
Acquisitions	31,412	37,084
Amortization	(131,953)	—
Impairment losses	(205)	—
Foreign currency translation adjustments	(27,122)	(51,005)
BALANCE AT DECEMBER 31, 2015	$636,421	$1,875,698
Additions	70,937	76,807
Purchase adjustments	(321)	316
Acquisitions	23,700	—
Amortization	(137,949)	—
Disposals	(29)	(2,650)
Impairment losses	(21,423)	—
Foreign currency translation adjustments	(14,177)	(24,653)
BALANCE AT DECEMBER 31, 2016	$557,159	$1,925,518
Amortization expense on intangible assets totaled approximately $137.9 million, $132.0 million and $132.9 million, respectively, for the years ended December 31, 2016, 2015 and 2014.
In 2016, we recorded an intangible asset abandonment charge of $21.4 million related to the discontinuation of existing technologies in connection with the restructuring discussed more fully in Note 6. Of this abandonment charge, $10.3 million is included in cost of sales and $11.1 million is included in research and development in the accompanying consolidated statements of income.
Cash paid for purchases of intangible assets during the years ended December 31, 2016 and 2015 totaled $19.4 million and $19.7 million of which $3.9 million and $6.4 million, respectively, were not yet in service and are included in other long-term assets in the consolidated balance sheet. Intangible asset additions of $70.9 million includes $15.5 million of cash paid during the year ended December 31, 2016, together with $7.1 million of additions which were previously recorded as prepayments and $48.4 million of additions which were accrued as of December 31, 2016. Of the accrued additions, $46.3 million relate to licenses for which fixed payments are expected to occur through the end of the license term in 2024.
The changes in the carrying amount of goodwill during the years ended December 31, 2016 and 2015 resulted primarily from changes in foreign currency translation together with acquired goodwill from the 2016 acquisition of Exiqon and adjustments made in connection with 2015 purchase price allocation for the acquisition of MO BIO Laboratories Inc. discussed in Note 5. Additionally, $2.6 million of goodwill was disposed of in connection with the transfer of the research and development activities of our instrumentation business as part of the restructuring program discussed in Note 6. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2016 and 2015.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2017	$128,561
2018	$106,175
2019	$84,389
2020	$59,125
2021	$50,845

12. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2016 and 2015 consist of the following:

(in thousands)	2016	2015
Accrued expenses	$74,245	$51,784
Payroll and related accruals	54,772	52,036
Deferred revenue	44,629	49,812
Restructuring	27,590	4,144
Accrued royalties	7,801	13,786
Cash collateral	6,984	7,826
Fair value of derivative instruments	6,089	525
Accrued interest on long-term debt	4,239	4,239
Accrued contingent consideration and milestone payments	2,957	6,995
Current portion of capital lease obligations	999	922
Total accrued and other current liabilities	$230,305	$192,069

13. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In 2015, we agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2016, cash collateral positions consisted of $7.0 million recorded in accrued and other current liabilities and $1.2 million recorded in prepaid and other current assets in the accompanying consolidated balance sheet. As of December 31, 2015, $7.8 million was recorded in accrued and other current liabilities in the accompanying consolidated balance sheet.
As of December 31, 2016 and 2015, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2016 and in 2015, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2016, we expect approximately $7.6 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
As of December 31, 2016 and 2015, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2016 and 2015, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2016, the €180.0 million notional swap amount had a fair value of $1.4 million and accrued and unpaid interest of $1.7 million which are recorded in other long-term assets and prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2015, this swap had a fair value of $5.3 million and accrued and unpaid interest of $1.6 million which are both recorded in other long-term assets in the accompanying consolidated balance sheet.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2016, the $200.0 million notional swap amount had a fair value of $3.1 million and accrued and unpaid interest of $0.6 million which are both recorded in other long-term assets and prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2015, this swap had a fair value of $5.0 million and accrued and unpaid interest of $0.8 million which are both recorded in other long-term assets in the accompanying balance sheet.
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
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 14. The fair value of the Call Options at December 31, 2016 and 2015 was approximately $185.8 million and $169.0 million, respectively which is recorded in other long-term assets in the accompanying consolidated balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other expense, net. For the years ended December 31,

2016 and 2015, the changes in the fair value of the Call Options resulted in gains of $16.7 million and $21.3 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other expense, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 14. The fair value of the embedded cash conversion option at December 31, 2016 and 2015 was approximately $187.5 million and $171.0 million which is recorded in other long-term liabilities in the accompanying balance sheet. For the years ended December 31, 2016 and 2015 the change in the fair value of the embedded cash conversion option resulted in losses of $16.6 million and $21.5 million, respectively.
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
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2016, an aggregate notional value of $347.6 million and fair values of $3.2 million and $6.1 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expire at various dates through December 2017. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2015, an aggregate notional value of $264.2 million and fair values of $1.4 million and $0.5 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expired at various dates through March 2016. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2016 and 2015:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	2016	2015	2016	2015
Derivative instruments designated as hedges
Interest rate contracts (1)	$6,655	$12,687	$—	$—
Total derivative instruments designated as hedges	$6,655	$12,687	$—	$—
Undesignated derivative instruments
Call spread overlay	$185,750	$169,037	$(187,546)	$(170,951)
Foreign exchange contracts	3,154	1,393	(6,089)	(525)
Total derivative instruments	$188,904	$170,430	$(193,635)	$(171,476)
_________________
(1) The fair value amounts for the interest rate contracts include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2016, 2015 and 2014:

Year-Ended December 31, 2016 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain/loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$(3,969)	Other expense, net	$(6,228)	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$(1,930)

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$118
Foreign exchange contracts	n/a	Other expense, net	n/a	(6,072)
				$(5,954)

Year-Ended December 31, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$5,337	Other expense, net	$(5,273)	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$1,691

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$(171)
Foreign exchange contracts	n/a	Other expense, net	n/a	21,434
				$21,263

Year-Ended December 31, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$3,294

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$(1,743)
Foreign exchange contracts	n/a	Other expense, net	n/a	$61,713
				$59,970
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
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 15, "Lines of Credit and Debt", and Note 13, "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of December 31, 2016 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.2% and 7.7%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2016				As of December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$3,699	$89,300	$—	$92,999	$3,674	$127,143	$—	$130,817
Marketable securities	4,064	—	—	4,064	3,485	—	—	3,485
Call option	—	185,750	—	185,750	—	169,037	—	169,037
Foreign exchange contracts	—	3,154	—	3,154	—	1,393	—	1,393
Interest rate contracts	—	6,655	—	6,655	—	12,687	—	12,687
	$7,763	$284,859	$—	$292,622	$7,159	$310,260	$—	$317,419
Liabilities:
Foreign exchange contracts	$—	$(6,089)	$—	$(6,089)	$—	$(525)	$—	$(525)
Cash conversion option	—	(187,546)	—	(187,546)	—	(170,951)	—	(170,951)
Contingent consideration	—	—	(8,754)	(8,754)	—	—	(17,678)	(17,678)
	$—	$(193,635)	$(8,754)	$(202,389)	$—	$(171,476)	$(17,678)	$(189,154)

For liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2016 and 2015:

(in thousands)	Contingent Consideration
BALANCE AT DECEMBER 31, 2014	$(17,477)
Additions from acquisitions	(5,476)
Gain included in earnings	5,225
Foreign currency translation adjustments	50
BALANCE AT DECEMBER 31, 2015	$(17,678)
Additions	(692)
Payments	3,120
Gain included in earnings	6,501
Foreign currency translation adjustments	(5)
BALANCE AT DECEMBER 31, 2016	$(8,754)
For the year ended December 31, 2016, of the total $8.8 million accrued for contingent consideration, $5.8 million is included in other long-term liabilities and $3.0 million is included in accrued and other current liabilities. During 2016, a $6.5 million gain for the reduction in the fair value of contingent consideration related to unmet milestones was recognized in general and administrative, integration and other in the accompanying consolidated statements of income. During 2015, gains for the reduction in the fair value of contingent consideration totaling $5.2 million were recognized in general and administrative, integration and other.
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2016 and 2015 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10.

15. Lines of Credit and Debt
Our credit facilities available and undrawn at December 31, 2016 total €436.6 million (approximately $460.2 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2016 or at December 31, 2015, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of December 31, 2016 or as of December 31, 2015. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2016 and 2015, $1.0 million and $0.9 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2016. The credit facilities are for general corporate purposes.
At December 31, 2016 and December 31, 2015, total long-term debt, net of debt issuance costs of $8.1 million and $10.6 million, respectively, consists of the following:

(in thousands)	2016	2015
3.19% Series A Senior Notes due October 16, 2019	$73,408	$73,790
3.75% Series B Senior Notes due October 16, 2022	301,601	302,943
3.90% Series C Senior Notes due October 16, 2024	26,910	26,898
0.375% Senior Unsecured Cash Convertible Notes due 2019	402,806	391,111
0.875% Senior Unsecured Cash Convertible Notes due 2021	262,371	254,284
Total long-term debt	$1,067,096	$1,049,026
The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $35.8 million, $34.5 million and $36.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Future maturities (stated at the carrying values) of long-term debt as of December 31, 2016 are as follows:

Year ending December 31,	(in thousands)
2017	$—
2018	—
2019	476,214
2020	—
2021	262,371
thereafter	328,511
$1,067,096
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
As adjusted by the synthetic share repurchase discussed in Note 17, the conversion rate is 7,063.1647 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an adjusted conversion price of approximately $28.32 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
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
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2016, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately five and seven years, respectively. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the fair value of the 2019 Notes was $485.9 million and $495.5 million and the fair value of the 2021 Notes was $349.6 million and $356.1 million, at December 31, 2016 and 2015, respectively.
In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized over the terms of the Cash Convertible Notes.
Interest expense related to the Cash Convertible Notes was comprised of the following:

	Year-Ended December 31
(in thousands)	2016	2015
Coupon interest	$4,238	$4,238
Amortization of original issuance discount	17,503	16,935
Amortization of debt issuance costs	2,279	2,220
Total interest expense related to the Cash Convertible Notes	$24,020	$23,393
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
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $399.9 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $26.9 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. Approximately €170.0 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility in 2012. The remainder of the proceeds provides additional resources to support our longer-term business expansion. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2016. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2016 and December 31, 2015 was approximately $397.1 million and $399.3 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of the $200.0 million of this debt and qualify for hedge accounting as fair value hedges as described in Note 13.
2006 Notes
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries. These long-term notes payable to Euro Finance had an effective interest rate of 3.7% and were due in May 2026. Interest was payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and were convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In March 2014, we redeemed the $300.0 million loan payable to Euro Finance and approximately 98% of the subscription right with QIAGEN Euro Finance for $372.5 million, and recognized a loss on the redemption of $4.6 million in other expense, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $113.0 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Contemporaneously, QIAGEN Euro Finance redeemed the 2006 Notes. During 2014, we issued 0.2 million common shares in exchange for $3.9 million upon the exercise of the remaining subscription rights and subsequently Euro Finance was liquidated.
2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% were due in February 2024. Interest was payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. The subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with the conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other expense, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $113.0 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Subsequent to these transactions QIAGEN Finance was liquidated.

16. Income Taxes
Income before income taxes for the years ended December 31, 2016, 2015 and 2014 consisted of:

(in thousands)	2016	2015	2014
Pretax income in The Netherlands	$20,695	$1,310	$(4,931)
Pretax income from foreign operations	36,213	134,993	124,320
	$56,908	$136,303	$119,389
Income taxes for the years ended December 31, 2016, 2015 and 2014 are as follows:

(in thousands)	2016	2015	2014
Current—The Netherlands	$6,043	$973	$936
—Foreign	36,536	41,862	41,667
	42,579	42,835	42,603
Deferred—The Netherlands	188	250	317
—Foreign	(66,162)	(36,684)	(40,464)
	(65,974)	(36,434)	(40,147)
Total income tax expense (benefit)	$(23,395)	$6,401	$2,456
In the table above and throughout Note 16, amounts related to 2015 and 2014 are revised to reflect the book and tax impact for the change in accounting principle for share-based compensation. See further discussion in the Revision of Previously Issued Financial Statements for Change in Attribution Method section of Note 20, Share-Based Compensation.
The Netherlands statutory income tax rate was 25% for the years ended December 31, 2016, 2015 and 2014. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015		2014
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$14,227	25.0%	$34,076	25.0%	$29,847	25.0%
Taxation of foreign operations, net(1)	(43,265)	(76.0)	(36,407)	(26.7)	(29,958)	(25.1)
Tax impact from non-deductible items	5,938	10.4	14,219	10.4	10,263	8.6
Tax impact from tax-exempt income(2)	(3,331)	(5.9)	(5,810)	(4.3)	(2,589)	(2.2)
Tax contingencies, net	1,761	3.1	1,163	0.9	4,409	3.7
Taxes due to changes in tax rates	399	0.7	(836)	(0.6)	330	0.3
Government incentives and other deductions(3)	(2,543)	(4.5)	(2,754)	(2.0)	(8,617)	(7.2)
Prior year taxes	1,411	2.5	(1,201)	(0.9)	(1,950)	(1.6)
Valuation allowance	1,521	2.7	3,450	2.5	—	—
Other items, net	487	0.9	501	0.4	721	0.6
Total income tax expense (benefit)	$(23,395)	(41.1)%	$6,401	4.7%	$2,456	2.1%
  ____________________
(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operations and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. Additionally, in 2016 and 2014, in certain foreign jurisdictions (primarily Germany and the United States), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions.
(2) The impact from tax-exempt income primarily reflects The Netherlands’ benefit of the 2006 and 2004 Notes discussed in Note 15 “Lines of Credit and Debt.” These notes were redeemed in 2014 and 2015, respectively, and accordingly the related income tax benefit of $2.6 million in 2014, did not and will not impact our effective tax rate in 2015 and beyond. In 2016, tax-exempt income includes nontaxable income in the U.S. from the release of contingent consideration accruals and nontaxable dividend income in Switzerland.
(3) Government incentives include favorable tax regulations primarily in France in 2014 and the United States relating to research and development expense as well as the United States Internal Revenue Code Section 199 domestic production activities deduction.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are open since 2004 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2012. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2013 through the current period.
Starting in February 2014, the U.S. tax authorities (Internal Revenue Service) have been auditing our U.S. federal tax returns for 2011 and 2012. The audit was closed in 2016 without any proposed tax adjustments. As a result, we released $6.6 million of unrecognized tax benefit due to closure of the tax audit. Additionally, in February 2016 German tax authorities began the audit of the German tax returns for the 2010-2013 tax years. This audit is currently in process and we expect the audit to close during 2017.
In 2014, we established a reserve related to cash convertible notes as discussed in Note 15 for $3.0 million. In 2015, we received a confirmation from the relevant tax authorities, which resulted in a release of $3.0 million reserve in 2015.
Changes in the amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
BALANCE AT DECEMBER 31, 2014	$16,002
Additions based on tax positions related to the current year	2,018
Additions for tax positions of prior years	2,640
Settlements with taxing authorities	(2,988)
Reductions due to lapse of statute of limitations	(747)
Decrease from currency translation	(190)
BALANCE AT DECEMBER 31, 2015	$16,735
Additions based on tax positions related to the current year	4,218
Additions for tax positions of prior years	5,162
Decrease for tax position of prior years	(6,796)
Settlements with taxing authorities	—
Reductions due to lapse of statute of limitations	(288)
Decrease from currency translation	(737)
BALANCE AT DECEMBER 31, 2016	$18,294
At December 31, 2016 and 2015, our net unrecognized tax benefits totaled approximately $18.3 million and $16.7 million, respectively, of which $18.3 million and $16.7 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $5.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statement of income as part of the income tax expense.
Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within income tax expense. For the years ended December 31, 2016, 2015 and 2014, we have net interest (income) expense and penalties of $0.1 million, $0.3 million and $(0.3) million, respectively. At December 31, 2016 and 2015, we have accrued interest of $1.5 million and $1.4 million, respectively, which are not included in the table above.
We have recorded net deferred tax asset of $27.8 million and deferred tax liabilities of $37.0 million at December 31, 2016 and 2015, respectively. The components of the net deferred tax asset and liability at December 31, 2016 and 2015 are as follows:

	2016		2015
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carryforwards	$46,627	$—	$25,771	$—
Accrued and other current liabilities	24,663	—	22,648	—
Inventories	2,919	(1,567)	2,394	(1,060)
Allowance for bad debts	1,060	(451)	1,121	(465)
Currency revaluation	3,474	(73)	934	(132)
Property, plant and equipment	2,096	(19,733)	1,859	(27,854)
Capital lease	830	—	1,793	—
Tax credit carryforwards	915	—	1,110	—
Unremitted profits and earnings	—	(923)	—	(902)
Intangible assets	586	(137,682)	272	(150,594)
Share-based compensation	20,282	—	20,841	—
Deferred interest deductions	76,793	—	54,307	—
Convertible debt	12,313	—	13,765	—
Other	2,652	(1,507)	2,080	(1,154)
	195,210	(161,936)	148,895	(182,161)
Valuation allowance	(5,511)	—	(3,703)	—
	$189,699	$(161,936)	$145,192	$(182,161)
Net deferred tax assets (liabilities)		$27,763		$(36,969)
At December 31, 2016 and 2015, we had $380.7 million and $264.2 million in total foreign net operating loss (NOL) carryforwards. Included in these amounts at December 31, 2016 and 2015, were $109.2 million and $110.3 million of U.S. federal (NOL) carryforwards. At December 31, 2016, the entire NOL in the U.S. is subject to limitations under Section 382 of the Internal Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2022 through December 31, 2032. Also included in the above amount as of December 31, 2016 and 2015, were other foreign NOL carryforwards totaling approximately $271.5 million and $153.9 million, respectively, with $41.9 million of additional NOL added due to acquisitions and $56.4 million added due to German trade tax loss generated in 2016. As of December 31, 2016, we had NOL carryforwards in Germany of $157.4 million predominantly trade tax NOLs. Of the total $271.5 million NOL carryforward, a portion of the foreign NOLs will be expiring beginning December 2017. The valuation allowance amounts as of the years ended December 31, 2016 and December 31, 2015 are $5.5 million and $3.7 million. In 2016, we recorded a valuation allowance of $1.8 million related to NOLs and no valuation allowance was released related to the expiration of statute of limitations. We believe it is more likely than not that the net deferred tax assets as shown above will be realized.
As of December 31, 2016, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained by subsidiaries amounted to $343.9 million at December 31, 2016. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $21.4 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2016 and December 31, 2015, of approximately $0.9 million.

17. Equity
Synthetic Share Repurchase
In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $244.0 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% to 230.8 million (of which 4.95 million in treasury) as of January 31, 2017.
Issuance of Warrants

In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 15) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds, net of issuance costs, from the sale of the Warrants of approximately $68.9 million are included as additional paid in capital in the accompanying consolidated balance sheets. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. Following the synthetic share repurchase discussed above, the adjusted exercise price is $32.056. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
Share Repurchase Programs
We announced our first share buyback program in 2012 and in 2013, we announced a second share buyback program, to purchase another $100.0 million of our common shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares were repurchased for a total aggregate cost of $100.4 million (including performance fees), under this program.
In July 2014, we announced the launch of our third share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015, 0.8 million QIAGEN shares were repurchased for $20.8 million.
In connection with the synthetic share repurchase program discussed above, we announced additional share repurchases to take place via the open market during the remainder of 2017, with a view to return to our shareholders an aggregate amount of $300 million in 2017, including the amounts already returned via the synthetic share repurchase. The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include the warrants issued in connection with the issuance of our Cash Convertible Notes discussed above and employee share-based remuneration plans.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2016 and 2015:

(in thousands)	2016	2015
Net unrealized (loss) gain on hedging contracts, net of tax	$(7,600)	$48
Net unrealized (loss) gain on marketable securities, net of tax	(156)	1,215
Net unrealized loss on pension, net of tax	(1,498)	(2,148)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $7.7 million and $7.4 million in 2016 and 2015, respectively	(15,901)	(15,497)
Foreign currency translation adjustments	(308,684)	(242,774)
Accumulated other comprehensive loss	$(333,839)	$(259,156)

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

	Years ended December 31,
(in thousands, except per share data)	2016	2015	2014
Net income attributable to the owners of QIAGEN N.V.	$80,404	$130,148	$116,365

Weighted average number of common shares used to compute basic net income per common share	234,800	233,483	232,644
Dilutive effect of stock options and restrictive stock units	4,193	5,028	4,841
Dilutive effect of outstanding warrants	—	136	5,321
Weighted average number of common shares used to compute diluted net income per common share	238,993	238,647	242,806
Outstanding options and awards having no dilutive effect, not included in above calculation	210	37	422
Outstanding warrants having no dilutive effect, not included in above calculation	25,800	26,071	32,505

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.34	$0.56	$0.50
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.34	$0.55	$0.48

19. Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through 2024. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2020. The accompanying consolidated balance sheets include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $29.6 million, $23.2 million and $25.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Minimum future obligations under capital and operating leases at December 31, 2016 are as follows:

(in thousands)	Capital Leases	Operating Leases
2017	$1,114	$13,338
2018	1,534	9,292
2019	59	6,121
2020	12	3,752
2021	—	3,409
Thereafter	—	2,690
	2,719	$38,602
Less: Amount representing interest	(164)
	2,555
Less: Current portion	(999)
Long-term portion	$1,556
Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $7.8 million and $13.8 million at December 31, 2016 and 2015, respectively. Royalty expense relating to these agreements amounted to $35.9 million, $43.2 million, and $48.8 million for the years ended December 31, 2016, 2015 and 2014, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2016, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2017	$61,643	$15,969
2018	19,824	11,562
2019	12,257	10,702
2020	891	10,438
2021	661	8,066
Thereafter	—	8,765
	$95,276	$65,502
As of December 31, 2016, future license payments of $14.8 million and $40.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively.
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, we could be required to make additional contingent cash payments totaling up to $27.6 million based on the achievement of certain revenue and operating results milestones as follows: $15.5 million in 2017, $5.1 million in 2019, and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $27.6 million total contingent obligation, we have assessed the fair value at December 31, 2016, to be $8.8 million, of which $5.8 million is included in other long-term liabilities and $3.0 million is included in accrued liabilities in the accompanying consolidated balance sheet.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2016, the commitment under these agreements totaled $15.2 million. The employment agreements with the Managing Directors and the German affiliate include a clause, whereby the affiliate will compensate the Managing Directors for potential deductions under Dutch law which, since 2014, has introduced a duty to deduct from a Managing Director’s remuneration any increase in the value of shares or options that were part of his pay to the extent that such increase is based on a public offer, merger or other identity changing transaction.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2016 and 2015 appropriately reflect the estimated cost of such warranty obligations.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts that are certain to be claimed by QIAGEN are recorded as an other long-term asset and amount to $2.5 million as of December 31, 2016. As of December 31, 2015, $2.5 million was recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2016, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.
On September 9, 2016, the U.S. District Court for the Northern District of California, San Francisco Division, issued a decision in which the court granted a motion for a preliminary injunction against us as part of patent litigation filed by a competitor. The lawsuit alleges infringement of U.S. Patent 7,566,537 by our GeneReader NGS System. The latest decision comes as part of a long-standing intellectual property dispute with a competitor and complex litigation among several entities. These types of disagreements are common in the pharmaceutical and diagnostic industries, where new product launches can trigger legal actions by other parties to defend their positions. No meaningful revenue contributions from the GeneReader NGS System were included in our internal financial forecasts for 2016 due to the early launch stage of the system and because commercialization only began in December 2015. As a result of this court decision, which only applies to the U.S., and also in light of the forthcoming upgrade to the component under dispute that is not expected to be impacted by this decision, we neither expect a material financial impact from this decision on our financial outlook for full-year 2017 nor do we currently anticipate any material changes to our internal financial projections for 2017. A trial for this case is currently scheduled to begin in November 2017.

20. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 17.9 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2016.
Revision of Previously Issued Financial Statements for Change in Attribution Method
In the fourth quarter of 2016, we made a change in accounting principle to move from a straight-line attribution method for expense recognition to an accelerated attribution method. As a company with multi-jurisdiction reporting requirements, we made this change to align our share-based compensation expense reporting under both U.S. GAAP and International Financial Reporting Standards (IFRS). This change is preferable because not only does it allow us to harmonize our share-based compensation expense across our reports, whether prepared under U.S. GAAP or IFRS, it provides better alignment of the cost recognition over the vesting periods. Therefore, we have revised our Consolidated Balance Sheet and Consolidated Statements of Income for the years as noted in the tables below. The change in attribution method reduced the amount of pre-forfeiture share-based compensation expense in the fourth quarter of 2016 by $0.8 million, or $0.5 million after tax. The cumulative effect of the change in accounting principle as of January 1, 2014 was a reduction to retained earnings of $21.1 million, an increase in additional paid-in capital of $29.1 million and an $8.0 decrease in long-term deferred tax liabilities. This revision had no impact on our net cash provided by operating activities for the years ended December 31, 2015 and 2014.
The following tables summarize the selected line items from our consolidated financial statements illustrating the effect of these adjustments to the comparative years and related tax amounts in Note 16 Income Taxes.

As of December 31, 2015 (in thousands)
Consolidated Balance Sheet	As Reported	Change in Attribution Method	As Adjusted
Long-term deferred income taxes	$75,726	$(6,116)	$69,610
Additional paid-in capital	$1,741,167	$24,428	$1,765,595
Retained earnings	$1,227,509	$(18,312)	$1,209,197

Year-Ended December 31, 2015 (in thousands, except per share data)
Consolidated Statements of income	As Reported	Change in Attribution Method	As Adjusted
Cost of sales	$454,611	$(283)	$454,328
Research and development	$147,180	$(350)	$146,830
Sales and marketing	$360,962	$(1,364)	$359,598
General and administrative, integration and other	$103,874	$(1,808)	$102,066

Income before income taxes	$132,498	$3,805	$136,303
Income taxes	5,641	760	6,401
Net income	126,857	3,045	129,902
Net (loss) income attributable to noncontrolling interest	(246)	—	(246)
Net income attributable to the owners of QIAGEN N.V.	$127,103	$3,045	$130,148
Basic net income per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.02	$0.56
Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.01	$0.55

Weighted-average common shares outstanding
Basic	233,483	—	233,483
Diluted	237,158	1,489	238,647

Year-Ended December 31, 2014 (in thousands, except per share data)
Consolidated Statements of income	As Reported	Change in Attribution Method	As Adjusted
Cost of sales	$479,839	$(269)	$479,570
Research and development	$163,627	$39	$163,666
Sales and marketing	$376,873	$(732)	$376,141
General and administrative, integration and other	$126,550	$87	$126,637

Income before income taxes	$118,514	$875	$119,389
Income taxes	1,312	1,144	2,456
Net income	117,202	(269)	116,933
Net (loss) income attributable to noncontrolling interest	568	—	568
Net income attributable to the owners of QIAGEN N.V.	$116,634	$(269)	$116,365
Basic net income per common share attributable to the owners of QIAGEN N.V.	$0.50	$—	$0.50
Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.48	$—	$0.48

Weighted-average common shares outstanding
Basic	232,644	—	232,644
Diluted	241,538	1,268	242,806
As a result of these revisions, Note 16--Income Taxes has been revised accordingly from those previously issued with respect to deferred taxes related to share-based compensation.
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2016 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2016	1,821	$19.37
Exercised	(354)	$17.66
Forfeited	(3)	$18.68
Expired	(25)	$16.21
Outstanding at December 31, 2016	1,439	$19.84	3.85	$11,762
Vested at December 31, 2016	1,439	$19.84	3.85	$11,762
Vested and expected to vest at December 31, 2016	1,439	$19.84	3.85	$11,762
The total intrinsic value of options exercised during the years ended December 31, 2016, 2015 and 2014 was $3.2 million, $7.0 million and $6.38 million, respectively. At December 31, 2016, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2016, 2015 and 2014, 1.4 million, 1.7 million and 2.1 million options were exercisable at a weighted average price of $19.84, $19.27 and $18.10 per share, respectively. The options outstanding at December 31, 2016 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 3 to 5 years, and in certain grants 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.5%. At December 31, 2016, there was $76.5 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.45 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2016, 2015 and 2014 was $23.81, $24.91 and $22.73, respectively. The total fair value of stock units that vested during the years ended December 31, 2016, 2015 and 2014 was $27.4 million, $28.7 million and $34.1 million, respectively.
A summary of stock units as of December 31, 2016 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2016	8,956
Granted	2,942
Vested	(1,200)
Forfeited	(500)
Outstanding at December 31, 2016	10,198	2.43	$285,311
Vested and expected to vest at December 31, 2016	8,886	2.30	$248,989
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2016, 2015 and 2014 totaled approximately $28.3 million, $23.8 million and $44.3 million, respectively, as shown in the table below. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $0.8 million, $3.3 million and $1.6 million, respectively, for the years ended December 31, 2016, 2015 and 2014.

Compensation Expense (in thousands)	2016	2015	2014
Cost of sales	$2,553	$2,177	$2,809
Research and development	4,735	5,686	6,696
Sales and marketing	4,824	4,815	9,086
General and administrative	16,176	11,083	25,709
Share-based compensation expense	28,288	23,761	44,300
Less: income tax benefit	6,223	5,751	8,541
Net share-based compensation expense	$22,065	$18,010	$35,759
Following the restructuring program discussed in Note 6, share-based compensation expense in 2016 includes the impact of $2.0 million in forfeitures in connection with the restructuring terminations. Total share-based compensation expense in 2015 was lower compared to 2014 following a reassessment on stock units with performance criteria. No share-based compensation cost was capitalized in inventory in 2016, 2015 or 2014 as the amounts were not material.

21. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.5 million, $2.4 million and $2.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2016, 2015 and 2014.
We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $6.7 million at December 31, 2016 and $6.6 million at

December 31, 2015, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

22. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

	As of December 31,		For the years ended December 31,
(in thousands)	2016	2015	2016	2015	2014
Net sales	—	—	$1,360	$418	$1,567
Reimbursements against research and development costs	—	—	—	$2,032	—
Accounts receivable	$1,302	$1,209	—	—	—
Loans receivable, including interest	$13,067	$7,472	—	—	—
Accounts payable	$391	$471	—	—	—
Accrued and other current liabilities	$3,926	—	—	—	—
Other long-term liabilities	$5,889	—	—	—	—
During 2015, we entered in a loan agreement for $5.0 million bearing interest of 6% and due in January 2020 with a company in which we hold an ownership interest. In the 2016, we increased this loan by $5.0 million resulting in a loan balance at December 31, 2016 of $10.7 million including accrued interest. Additionally in 2015, we entered into €2.0 million ($2.4 million as of December 31, 2016 including accrued interest), loan agreement, bearing interest of 7% and due in June 2019, with another company in which we hold an ownership interest. The loans were made for general business purposes and no amounts have been repaid. These loans are included in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2016. Additionally during 2016, we entered into a short-term loan arrangement with another company in which we hold an ownership interest. In August 2016, we converted a $0.6 million short-term loan into additional interest of the company which we account for on a cost-method as discussed in Note 10.
As discussed in Note 10, during 2016 we acquired a 19.0% interest in Hombrechtikon Systems Engineering AG (HSE) for a total obligation of $9.8 million, which is payable over three years. As of December 31, 2016, $3.9 million was included in accrued and other current liabilities and $5.9 million was included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary, therefore HSE is not consolidated. Additionally during 2016, we entered into a short-term $0.6 million loan arrangement with another company in which we hold an ownership interest. In August 2016, we converted this loan into additional interest of the company which we account for on a cost-method as discussed in Note 10.
We held 100% of the equity interest of QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), which was established for the purpose of issuing convertible debt. QIAGEN Finance was a variable interest entity with no primary beneficiary, and thus was not consolidated and accordingly, the convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. As discussed in Note 15, during 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance. Subsequent to these transactions, QIAGEN Finance was liquidated.

23. Subsequent Events
Acquisition
In January 2017, we acquired OmicSoft Corporation, a privately owned bioinformatics company, that markets a suite of tools that allow customers to analyze and visualize data sets and compare them to large, publicly available multi-omics data sets. The acquisition was not individually significant to the overall consolidated financial statements.
Synthetic Share Repurchase
In January 2017, QIAGEN completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as discussed in Note 17 Equity.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2014:
Allowance for doubtful accounts	$10,683	$1,363	$(2,263)	$(936)	$8,847
Year Ended December 31, 2015:
Allowance for doubtful accounts	$8,847	$2,093	$(2,022)	$(1,663)	$7,255
Year Ended December 31, 2016:
Allowance for doubtful accounts	$7,255	$2,135	$(1,642)	$(134)	$7,614

S- 1