Form 20-F
period 2017-12-31
QIAGEN NV
filed 2018-03-06
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
Commission File Number 001-438332
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_____________________________________________
 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class: Common Shares, par value EUR 0.01 per share	Name of each exchange on which registered: New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
 _____________________________________________
The number of outstanding Common Shares as of December 31, 2017 was 226,556,855.
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
Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐  Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.
* The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 1, 2018, was $1.2171 per €1.
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
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheets at December 31, 2017 and 2016 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2014 and 2013, and the consolidated balance sheets as of December 31, 2015, 2014 and 2013, is derived from audited consolidated financial statements not included in this Annual Report. Certain prior year amounts related to restructuring costs have been reclassified to conform to the current year presentation as further discussed within Note 1 - Corporate Information and Basis of Presentation.

Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2017	2016	2015	2014	2013
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,417,536	$1,337,991	$1,280,986	$1,344,777	$1,301,984
Cost of sales	494,975	493,338	454,328	479,570	487,321
Gross profit	922,561	844,653	826,658	865,207	814,663
Operating expenses:
Research and development	154,084	149,841	146,830	163,666	147,157
Sales and marketing	375,562	376,321	359,598	376,141	373,719
General and administrative, restructuring, integration and other	200,098	180,573	102,066	126,637	200,815
Acquisition-related intangible amortization	39,398	39,091	38,666	37,070	35,495
Total operating expenses	769,142	745,826	647,160	703,514	757,186
Income from operations	153,419	98,827	179,498	161,693	57,477
Other expense	(39,044)	(41,919)	(43,195)	(42,304)	(25,992)
Income before income taxes	114,375	56,908	136,303	119,389	31,485
Income taxes	73,981	(23,395)	6,401	2,456	(33,164)
Net income	$40,394	$80,303	$129,902	$116,933	$64,649
Net (loss) income attributable to noncontrolling interest	—	(101)	(246)	568	25
Net income attributable to QIAGEN N.V.	$40,394	$80,404	$130,148	$116,365	$64,624
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.18	$0.34	$0.56	$0.50	$0.28
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.17	$0.34	$0.55	$0.48	$0.27
Weighted-average common shares outstanding
Basic	228,074	234,800	233,483	232,644	234,000
Diluted	233,009	238,993	238,647	242,806	243,400
 ____________________

(1)	See Note 18 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2017	2016	2015	2014	2013
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$657,714	$439,180	$290,011	$392,667	$330,303
Working capital (1)	$1,323,181	$729,140	$693,043	$717,124	$583,851
Total assets	$5,038,516	$4,308,194	$4,179,117	$4,454,372	$4,088,392
Total long-term liabilities, including current portion	$2,174,087	$1,393,668	$1,343,616	$1,490,114	$1,024,389
Total equity	$2,540,996	$2,607,096	$2,568,070	$2,664,876	$2,731,891
Common shares, par value	$2,702	$2,812	$2,812	$2,812	$2,812
Common shares issued	230,829	239,707	239,707	239,707	239,707
Common shares outstanding	226,557	234,561	233,006	232,023	233,890
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
Identified risks are subdivided into three types:

•	A base business risk that is specific to us or our industry and threatens our existing business;

•	A business growth risk that is specific to us or our industry and threatens our future business growth; and

•	An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies.
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
Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our GeneReader NGS System for next-generation sequencing (NGS), sample and assay technologies designed either for QIAGEN instruments or for "universal" use on other platforms, and bioinformatics solutions to analyze and interpret genomic data.

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
Our business has grown, with total net sales increasing to $1.42 billion in 2017 from $1.30 billion in 2013. We have made a series of acquisitions in recent years, including the acquisitions of OmicSoft Corporation in 2017, Exiqon A/S in 2016, MO BIO Laboratories in 2015, Enzymatics and BIOBASE in 2014, and Ingenuity and CLC bio in 2013. We intend to identify and acquire other businesses in the future, including the acquisition of STAT-Dx expected in 2018, that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We have also made significant investments to expand our business operations. We completed an expansion project in Germany in early 2012 and another at our facility in Germantown, Maryland, for research, production and administrative space in 2013. We completed two smaller-scale building projects in 2015. These projects increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase efficiency and improve customer experiences. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems and expand the geographic presence of our operations, we intend to continue to assess the need for reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel.
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
Access to financing in the global financial markets has also been adversely affected for many businesses during challenging economic times. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
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
Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained and the process can delay the broad market introduction of new products. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result certain sections of the ACA have not been fully implemented or effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
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
Approximately 23% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
The markets for most of our pre-analytical solutions and other products are very competitive. Competitors may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations.
The growth of our business depends in part on the continued conversion of these organizations to our sample and assay technologies and other products. An inability to do so could have a material adverse effect on our sales and results of operations.
It can be difficult for users of sample and assay technologies to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations.
Also, for our commercial clinical assays, we often compete with solutions developed by our laboratory customers and conversion from such laboratory developed tests to commercial diagnostics assays can be challenging.
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.
We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.
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
In addition, certain products, especially those intended for use in in vitro diagnostic applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. In addition, new Medical Device Regulations and In Vitro Diagnostic Regulations, part of which may go into effect as early as 2018, will make major changes in IVD regulation for all medical devices and in vitro diagnostics. Compliance with these regulations may be expensive and time-consuming. The new IVD regulation introduces, among other things, a new risk classification system and requirements for conformity assessments. If we fail to obtain any required clearances, approvals, or certifications, it could significantly damage our business in these markets.
Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.
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
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as an RUO product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in LDTs, where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use.
Further, the FDA has publicly announced its intention to regulate certain LDTs in a phased-in approach, but draft guidance that was published a couple of years ago was withdrawn at the end of the Obama administration and replaced by an informal nonenforceable discussion paper reflecting some of the feedback that it received on LDT regulation. LDTs represent many of the molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. Moreover, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point, the ultimate impact of potential new FDA policies on LDTs is uncertain.
Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
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
Changes in the interpretation and application of the 2017 Tax Cuts and Jobs Act could materially affect our tax obligations and effective tax rate.
On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer’s adjusted taxable income (ATI). The 2017 Tax Act also provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. For those specific income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete, a reasonable estimate was determined. We have recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017 as discussed in Note 16 Income Taxes in the Notes to the Consolidated Financial Statements. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act, which could materially affect our tax obligations and effective tax rate.
We are subject to risks associated with patent litigation.
The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.
We rely on collaborative commercial relationships to develop and/or market some of our products.
Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. In 2017, we entered a new joint venture with Sichuan Maccura Biotechnology Co., Ltd. (Maccura) for the distribution of our GeneReader NGS System in China and are preparing for a new partnership with a Chinese company in 2018 that will take over the research and development, commercial distribution and infrastructure of the HPV test franchise in China. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.
Our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use.
The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, will influence QIAGEN's sales and profitability in these markets.
We have made investments in and are expanding our business into emerging markets, which exposes us to risks.
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2017, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.
We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to risks.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches, including but not limited to, mandatory yearly trainings that are continually updated. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) is a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm and cause reputational damage. While our cyber security team works diligently with our customers to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
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
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. Currently, we are implementing the requirements set forth by the European Union General Data Protection Regulation (GDPR), which is set to take effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
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
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event, we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.
To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer.
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
Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations.
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
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2017, we had outstanding long-term debt of approximately $1.8 billion, of which no amount was current. Furthermore, as of December 31, 2017, we had capital lease obligations, including the current portion, of $1.4 million, that expire in various years through 2020. We may need to refinance all or part of these liabilities before or at their contractual maturities.
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
The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income.
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 13, “Derivatives and Hedging” and Note 15 "Lines of Credit and Debt," of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
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
At December 31, 2017, our consolidated balance sheet reflected approximately $2.0 billion of goodwill and approximately $499.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.

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
Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
Doing business internationally creates certain risks.
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Thailand, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, South Africa and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2017, we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. In addition, at December 31, 2017, we had 776 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $36.34 to a low of $19.94 on NASDAQ, and a high of €31.52 to a low of €17.76 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split and in early 2018 we announced plans to return up to an additional $200.0 million through open-market purchases. We do not anticipate paying any cash dividends on our Common Shares for the foreseeable future, and until the January 2017 distribution in connection with a synthetic share repurchase, we have not paid cash dividends since our inception. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
Holders of our Common Shares may not benefit from continued stock repurchase programs.
In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% or 8.9 million shares as of January 31, 2017.
The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. We may decide not to continue such programs in the future, the covenants we have with our lenders may limit our ability to use available cash to do so, and the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2017, a total of approximately 226.6 million Common Shares were outstanding along with approximately 9.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 1.1 million were vested. A total of approximately 22.0 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2017, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 35.4 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances).
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.
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
Description of our business
Company overview
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable our customers in four broad classes - Molecular Diagnostics, Applied Testing, Pharma and Academia - to achieve outstanding success and breakthroughs, all in keeping with our goal of making improvements in life possible.
QIAGEN's solutions integrate sample and assay technologies, bioinformatics and automation systems into workflows that help customers move from Sample to Insight. Our solutions support more than 500,000 customers worldwide in generating insights into the molecular building blocks of life. Our proven solutions are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information.
As we move deeper into “the Century of Biology,” knowledge of the molecular basis of life has been growing exponentially, along with greater understanding of diseases and biological mechanisms. Dramatic acceleration in the speed of analyzing DNA - and reduction in cost - is generating new discoveries and vast quantities of genomic data. This revolution in the life sciences is transforming healthcare and influencing many other areas of everyday life. QIAGEN’s mission is to make improvements in life possible by providing innovative technologies to enable this ongoing wave of discovery and its wide-ranging applications.
QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology has grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading bioinformatics solutions allows users to analyze and interpret data to provide relevant, actionable insights. Our automation systems for polymerase chain reaction (PCR), next-generation sequencing (NGS) and other technologies tie these together in seamless and cost-effective molecular testing workflows - from Sample to Insight.
Net sales of $1.42 billion in 2017 consisted of consumable kits and other revenues (88% of sales) and automation systems and instruments (12% of sales). Approximately 48% of net sales in 2017 were in Molecular Diagnostics, and 52% in Life Sciences customer classes in the Academia, Pharma and Applied Testing markets.
QIAGEN has grown substantially by developing new platforms, consumables and bioinformatics to meet growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $8 billion.
We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN has global shares that are listed on the New York Stock Exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”
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
Recent Developments
QIAGEN has recently achieved a number of strategic milestones by continuing to focus on strategic growth initiatives:
QuantiFERON-TB franchise growing rapidly:

•
QIAGEN is aiding the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new persons and kills about 1.8 million annually. The global epidemic is complicated because an estimated one out of three people have latent TB infection, a phase in which the bacterium infects a person but produces no detectable symptoms. About 5-10% of those individuals, if untreated, will progress to the active TB disease, so screening of high-risk individuals and treatment for latent TB plays an important role in global tuberculosis control efforts.

•
QIAGEN's novel QuantiFERON tests, the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus) and third-generation QuantiFERON-TB Gold (QFT), are the market-leading modern diagnostic tools for latent TB infection. In a class known as interferon-gamma release assays (IGRAs), QuantiFERON-TB tests have been shown in clinical studies to be faster, less labor-intensive and more accurate than the century-old tuberculin skin test. QFT is one of two tests mentioned in the World Health Organization guidelines as an alternative to tuberculin skin tests. First introduced in 2015, QFT-Plus adds clinical insights with antigens that measure the cell-mediated immune response to TB infection from both CD4+ and CD8+ T cells. The addition of CD8+ assessment led WHO in its Global TB Report 2016 to cite QFT-Plus (the only such test on the market) for its potential in identifying at-risk adults at greater risk of progressing to active TB. QFT-Plus is now available in more than 75 countries in Europe, the Americas, Africa, Asia and Middle East. The laboratory-based QuantiFERON-TB tests are displacing the more subjective and time-consuming tuberculin skin test, and sales surpassed $175 million in 2017.

•
In October 2017 QIAGEN launched QuantiFERON-TB Gold Plus in the United States after it received Food and Drug Administration approval. Japan also recently approved QFT-Plus. These market introductions follow adoption of QFT-Plus in more than 75 countries across Europe, the Middle East, Africa, Asia and Latin America, where nearly two million of the tests have been used. QFT-Plus advances the science of TB testing with innovative antigens that measure each patient’s cell-mediated immune response from both CD4+ and CD8+ T cells, a unique capability. An increasing number of peer-reviewed publications support the efficacy of QFT-Plus, which is the only interferon-gamma release assay (IGRA) test on the pathway to evaluation by the World Health Organization (WHO) for its global campaign to eradicate TB.

•
In January 2018, QIAGEN began a new partnership with DiaSorin that will provide a state-of-the-art automation option for QuantiFERON-TB Gold Plus customers, embedding QFT-Plus in a broad and highly synergistic assay menu for DiaSorin's LIAISON-family analyzers. More than 7,000 LIAISON-family analyzers are already in use worldwide.

Next-generation sequencing solutions extending QIAGEN's reach:

•
As a leader in “universal” technologies for use with any next-generation sequencing system, as well as creator of the innovative GeneReader NGS System for benchtop sequencing, QIAGEN continues to expand its presence in the rapidly growing market for NGS solutions in laboratories around the world. QIAGEN’s NGS portfolio produced more than $115 million in sales in 2017.

•
In 2017 QIAGEN continued to broaden its portfolio of platform-agnostic NGS solutions, streamlining tasks such as automated sample and library preparation, reliable detection of DNA and RNA variations, and bioinformatics for analysis and interpretation. Our industry-leading solutions for preparation of liquid biopsy samples, along with a diverse offering of off-the-shelf and customized QIAseq panels, continued to expand to new applications.

•
QIAGEN’s GeneReader NGS System, the first complete Sample to Insight next-generation sequencing solution designed for any laboratory to deliver actionable results, continued to gain acceptance with strong growth in placements in 2017.

•
We expanded the GeneReader system's capabilities and content menu for clinical researchers in 2017. Going beyond the original GeneRead QIAact Actionable Insights Tumor Panel (AIT), we launched the GeneRead QIAact Lung DNA Panel and Lung RNA Panel for deep analysis of lung cancer samples and the GeneRead QIAact BRCA 1/2 Panel for in-depth insights into breast and ovarian cancers. All of the QIAact NGS panels run with the GeneReader system and integrate seamlessly with our QCI bioinformatics software for analysis and interpretation. We have incorporated the GeneReader NGS System into collaborations with pharmaceutical companies for co-development of companion diagnostics.

•
Multiple studies demonstrating the efficacy of QIAGEN’s GeneReader system, panels and other NGS solutions were presented in major scientific meetings in 2017, including the American Society of Clinical Oncology (ASCO), American Society of Human Genetics (ASHG) and Association for Molecular Pathology (AMP). At the AMP annual meeting in November 2017, about 10 percent of the more than 500 papers presented relied on QIAGEN solutions for some aspect of molecular testing, from sample technologies for NGS to bioinformatics for interpretation of data.

•
To accelerate the growth of the GeneReader system in China, QIAGEN formed a joint venture in 2017 with Maccura, a leading in vitro diagnostics company in China. The venture, MAQGEN Biotechnology Co., Ltd. (MAQGEN), will develop local adaptations, pursue regulatory paths to maximize the GeneReader’s value and leverage Maccura’s broad customer network to expand adoption in laboratories across China. The NGS market in China is growing rapidly in personalized medicine and clinical research. MAQGEN China is 60% owned by Maccura and 40% by QIAGEN.

•
In late 2017, QIAGEN created a new unit, Enterprise Genomics Services, to serve the growing demand for customization of NGS gene panels with integrated bioinformatics for dedicated applications. This initiative offers benefits to customers in implementation time, expense and risk mitigation across the continuum from NGS discovery to panel development, optimization, verification and implementation. QIAGEN's capabilities support customized solutions for any NGS platform, including the GeneReader NGS System.

•
In Applied Testing, QIAGEN collaborated with the International Commission on Missing Persons (ICMP) in 2017 to launch a cutting-edge next-generation sequencing workflow for DNA identification at the ICMP's laboratory in The Hague. The lab integrates the GeneReader system, other QIAGEN instruments and a new NGS panel specifically designed to identify missing persons. QIAGEN will supply software, reagents, consumables and technical support on an ongoing basis.
Continued Leadership in Personalized Healthcare:

•
QIAGEN strengthened its leading position in Personalized Healthcare in 2017, surpassing a milestone of 25 master collaboration agreements with pharma and biotech companies to develop companion and complementary diagnostics providing individualized genomic insights to guide clinical decision-making. QIAGEN launched 15 new companion diagnostic projects in 2017, a record high for QIAGEN. In addition, we continued to achieve regulatory approvals of companion diagnostics and to launch them commercially.

•
A major initiative in 2017 was QIAGEN’s expansion into developing biomarker tests to support emerging therapies in immuno-oncology (I-O), a novel approach using drugs to target the body’s immune system to help fight cancer. QIAGEN and Bristol-Myers Squibb launched a groundbreaking collaboration to explore the use of NGS technology to develop gene expression profiles (GEPs) as predictive or prognostic tools for use with a number of novel immuno-oncology molecules Bristol-Myers Squibb is developing. QIAGEN subsequently has entered into other agreements with undisclosed industry partners to co-develop molecular tests to identify patients who could benefit from I-O therapies. QIAGEN obtained a worldwide license in 2017 from The Johns Hopkins University for biomarkers that play roles in identifying patients for I-O therapies.

•
QIAGEN continues to roll out regulator-approved companion diagnostics that deliver actionable insights for treatment decisions based on patients’ genomic information. We launched the ipsogen JAK2 RGQ PCR Kit in 2017 as the only FDA-cleared JAK2 kit for blood cancers, diagnosing gene mutations in patients with Polycythemia Vera. The FDA approval was expanded in early 2018 to other myeloproliferative neoplasms. The FDA indicated use of QIAGEN's therascreen EGFR RGQ PCR Kit as a companion diagnostic also was expanded in early 2018 to diagnose additional EGFR gene mutations involved in treatment decisions for first-line treatment of metastatic non-small cell lung cancer (NSCLC).

•
We added a new liquid biopsy assay in 2017 for clinical research - the AdnaTest Prostate Cancer Panel AR-V7, using circulating tumor cells to monitor RNA expression of a biomarker indicating resistance to prostate cancer treatments.

•
As one of the world’s leading independent developers of molecular technologies, with a diverse portfolio of sequencing platforms and solutions, QIAGEN is a preferred industry partner for developing companion or complementary diagnostics.

QIAsymphony delivering platform growth as content menu expands:

•
QIAGEN surpassed its 2017 goal of 2,000 cumulative placements of QIAsymphony, a cost-effective modular system that integrates PCR molecular testing workflows from initial biological sample processing to final insights. The platform’s rapid dissemination and growing content menu fueled double-digit growth in consumables for QIAsymphony.

•
The QIAsymphony automation system serves laboratories around the world, with the broadest test menu of any platform in its category in Europe and other markets, plus the unique ability to handle laboratory-developed tests. Nearly 30 diagnostic tests in infectious disease, oncology and transplant care are marketed for use on the Rotor-Gene® Q, a component of the modular QIAsymphony workflow. In the United States, eight FDA-approved diagnostic tests, including three companion diagnostics to guide treatment decisions in cancer, are marketed for this detection platform.

•
Two new QIAGEN test kits were approved by the FDA in 2017 for use on QIAsymphony instruments: the ipsogen JAK2 RGQ PCR Kit, a qualitative test for the detection of an important genetic variant in blood cancers; and the artus CMV QS-RGQ MDx kit, to monitor solid organ transplant patients for cytomegalovirus (CMV), a common infection that can be life-threatening in vulnerable patients.

•
The QIAsymphony system's sample processing module, QIAsymphony SP, is a market-leading “front end” automated solution for downstream molecular testing. The growth of next-generation sequencing has highlighted the critical need of laboratories for reliable, automated processing of samples, including liquid biopsies. QIAsymphony SP automates the processing of nucleic acids for analysis with the GeneReader NGS System or other sequencers.

Leadership in differentiated core technologies continuing to drive growth:

•
As a world leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continued to expand its offerings in 2017 with differentiated solutions for front-end challenges. QIAGEN technologies process an estimated 50,000 biological samples a day. Our strategic focus is on rapidly growing applications in research and clinical diagnostics, such as handling microbiome samples, where we have an estimated 75% market share.

•
Innovation in “liquid biopsy” technologies is increasingly enabling QIAGEN customers to unlock molecular insights from blood or other fluids as a non-invasive alternatives to surgical biopsies. Our solutions based on several different technologies for isolation and stabilization of nucleic acids are used in an estimated 80% of liquid biopsy testing.

•
Partnering with leading providers of molecular testing services, QIAGEN continues to incorporate its differentiated solutions in liquid biopsy testing. In 2017, for example, QIAGEN’s PAXgene® Blood ccfDNA Tube was adopted by Clinical Genomics for sample collection with its assay to monitor patients for recurrence of colorectal cancer.

•
To facilitate the growing trend toward liquid biopsies for routine use in clinical testing, QIAGEN joined CANCER-ID, a public-private consortium working to establish standard protocols and clinical validation for blood-based biomarkers in lung and breast cancer. QIAGEN is helping create standardized methods and Sample to Insight workflows.

•
QIAGEN launched a Custom Solutions business in 2017 to serve life science and molecular diagnostics customers with the tools and expertise to quickly build and commercialize products that meet unique workflow requirements. The new unit offers custom and OEM sample technologies, oligo and enzyme product options for PCR, qPCR and NGS product development, as well as a range of other platform technologies.

•
In forensics, QIAGEN’s long-standing leadership in developing international standards of quality for products to collect and test samples for human identification gained support in 2017 with third-party certification that QIAGEN meets state-of-the-art requirements for forensics supply chain and manufacturing (ISO18385:2016).

Industry-leading bioinformatics turning raw genomic data into valuable insights:

•
QIAGEN’s broad offering of content-enabled bioinformatics software continues to grow both as a standalone franchise and as a driver integrated into QIAGEN’s Sample to Insight workflows. Our bioinformatics turn vast amounts of genomic data into actionable insights for customers, addressing a critical bottleneck in next-generation sequencing, especially for clinical research and diagnostics. Studies by leading institutions often use solutions such as QIAGEN Clinical Insight (QCI) or CLC Genomics Workbench to analyze and interpret genomic data. QIAGEN pursues collaborations across the genomics and bioinformatics community to offer customers the richest access possible to insights for research and diagnostics.

•
In January 2017, QIAGEN acquired OmicSoft Corporation to expand its solutions and enable scientists to visualize and mine large institutional and publicly available “omics” datasets, in addition to the expertly curated, literature-based datasets marketed by QIAGEN. Its OmicSoft solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other sequencing insights.

•
In October 2017, QIAGEN partnered with CENTOGENE AG, a leader in testing for rare diseases and hereditary disorders, to provide customers of both companies with more complete insights. QIAGEN integrated CENTOGENE’s rare disease variant database into its bioinformatics offerings for genomic interpretation, while CENTOGENE licensed QIAGEN's bioinformatics solutions for use in its diagnostic testing services for rare diseases.

•
Advancing the potential of precision medicine for the diagnosis and treatment of cancer, in November 2017 we launched enhancements in our QIAGEN Clinical Insight (QCI) bioinformatics software to automate guidelines published by leading oncology and pathology groups for the use of next-generation sequencing in genetic profiling of cancers. QIAGEN’s QCI-Interpret software integrates the consensus AMP/ASCO/CAP standards with our comprehensive biomedical knowledge base to guide the selection of treatments based on findings from each patient’s genomic testing and diagnosis.

•
Also in November 2017, a collaboration in women’s health with Counsyl, a company based in California, demonstrated the value of QIAGEN Clinical Insight for interpretation of results from prenatal testing and hereditary disease screening. Counsyl reported that using QCI for interpreting and scoring genetic variants reduced search time for literature references by 75%, while maintaining accuracy.

Targeted action increasing returns to shareholders

•
In 2017, QIAGEN fulfilled its commitment to return $300 million to shareholders through share repurchase transactions, including the return of $245 million through a synthetic share repurchase in January 2017 and the open-market repurchase of 1.9 million shares on the Frankfurt Stock Exchange for approximately $60 million in September 2017. Reaffirming its commitment to a disciplined approach to capital allocation, QIAGEN announced a new commitment to return $200 million to shareholders beginning in 2018 via open-market repurchases. Shares will be repurchased on the Frankfurt Stock Exchange.

•
In 2017, QIAGEN continued to execute previously announced restructuring actions to improve efficiency and profitability, while supporting momentum in sales growth. Key areas include consolidating activities into shared service centers and global centers of excellence, gaining efficiencies in marketing, and embracing digital tools across the business. In 2017, we launched a shared service center for administrative functions in the Philippines, expanding on the efficiencies and complementing the geographic footprint of our first shared service center in Poland. A pre-tax restructuring charge of $19.8 million ($0.06 per share after taxes) was recorded in 2017 for these changes. In addition, following enactment of the new U.S. tax law in December 2017, QIAGEN announced restructuring initiatives to mitigate some of its impacts, resulting in a pre-tax restructuring charge of $13.8 million ($0.04 per share after taxes) in the fourth quarter. Operating results in 2017 show the benefits in cost reduction and profitability, and targeted actions are continuing into 2018.

•
In a review aimed at freeing resources to focus on high-growth market opportunities, QIAGEN took steps in late 2017 to streamline its product portfolio in China, the company's second-largest market, by discontinuing the commercialization of some non-core PCR tests and externalizing the HPV test (cervical cancer screening) franchise to a third-party company in China. A partnership became effective in January 2018 with a Chinese company that has absorbed R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN has become a minority shareholder of this company. QIAGEN China will focus additional resources on QuantiFERON-TB, the new MAQGEN China joint venture with Maccura for the GeneReader NGS System, and the life sciences portfolio.

Our Products
QIAGEN's leadership in Sample to Insight solutions for molecular testing leverages our position across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay “kits”), as well as instruments and automation systems. Our bioinformatics solutions connect laboratory workflows and process genomic data, reporting relevant insights to enable scientists or clinicians to decide on further action.
These diverse revenue streams can be seen in two main categories: consumables and related revenue, and automation platforms and instruments.
Consumables and related revenues
Consumable products, accounting for approximately 79%-80% of net sales, typically include sample technologies to extract and purify molecules of interest from biological samples and assay technologies that make information from these samples available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and a manual of protocols and background information. Reliability, standardization, ease of use and cost-effectiveness are keys to the success of molecular testing products.
QIAGEN’s sample technologies ensure that each biological sample is processed in a highly reproducible, standardized method with the highest quality. A broad range of kits support applications such as plasmid DNA purification, RNA purification and stabilization, genomic and viral nucleic acid purification, DNA cleanup after PCR and sequencing, target enrichment, and library preparation for sequencing. We continue to expand our portfolio for applications such as preparing DNA and RNA from minimally-invasive liquid biopsies for cancer and processing difficult samples for research into the microbiome and metagenomics.
Our assay technologies contain all the needed reagents to enable customers to target molecules of interest for detection on platforms supporting PCR, NGS or multimodal analysis. Each assay kit is sufficient to support a number of applications, varying from a single application to kits containing more than 1,000 applications each. Applications include open, general-purpose PCR reagents, as well as kits for the detection of viral or bacterial pathogens and parasites, pharmacogenomic testing and genotyping. In PCR, examples are our therascreen family of companion diagnostics, artus line for profiling infectious diseases, and investigator assays for forensics and human identification. A growing portfolio of Digital NGS panels enable sequencing to target DNA or RNA variants for clinical research in cancer or other diseases.
Related revenues, accounting for approximately 7%-8% of our net sales, include bioinformatics solutions, sold as freestanding software or cloud-based solutions and also integrated into many QIAGEN consumables and instruments for seamless Sample to Insight workflows. Examples of our bioinformatics solutions:
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
GeneGlobe, a web-based portal, enables researchers to search and select gene- and pathway-specific solutions from approximately 25 million pre-designed and custom PCR assay kits, NGS panels and other products.
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
Among the automation platforms that contribute to QIAGEN’s business:
QIAsymphony is a user-friendly automation system that is driving a new era of integrated workflow, making molecular testing more efficient and helping disseminate standardized, clinically proven molecular diagnostics. The platform includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and Rotor-Gene Q, our rotary real-time PCR cycler system, which makes sequences of DNA and RNA visible through amplification and quantifiable. The fully integrated system with all three modules is QIAsymphony RGQ. In 2017, our installed base surpassed 2,000 QIAsymphony systems worldwide, serving in a wide variety of laboratories and applications. The platform offers many features to enhance workflows, such as continuous loading, random access and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing more regulator-approved assays to add value for customers.
GeneReader NGS System, introduced in late 2015, continues to gain acceptance as the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. This end-to-end platform provides a simpler, more cost-effective way for basic and translational research to take advantage of NGS technology and improve outcomes. The GeneReader workflow offers the flexibility of scalable batch sizes and continuous loading of multiple flow cells, and customers can create relevant reports using QIAGEN's proven gene panels and bioinformatics solutions. In 2017, we continued to enhance performance and added new content, including QIAact panels for deep analysis of lung, breast and ovarian cancers, as well as customized panels for users' specific needs. GeneReader's digital sequencing integrates seamlessly with QIAGEN bioinformatics solutions for interpretation.
QIAcube robotic workstations provide highly versatile solutions for automated sample processing, with novel technologies for purification of DNA, RNA and proteins, saving laboratory staff time and enabling standardized results in analysis using PCR or NGS.
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
ESEQuant portable, battery-operated instruments enable optical measurement for Point of Need molecular testing in physician practices, emergency rooms, remote areas, and other settings with limited or delayed access to laboratories.
Customers
With a growing portfolio of innovative products for molecular testing, QIAGEN has built deep customer relationships across the entire value chain of the life sciences. Discoveries often surface in universities and research institutes and are published, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We serve the needs of four major customer classes:

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
Molecular Diagnostics
The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, creating a large and growing market for nucleic acid sample preparation, assay technologies and bioinformatics in clinical care. Dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in healthcare around the world, and next-generation sequencing is rapidly disseminating, further transforming healthcare. Technologies for molecular diagnostics enable clinicians and labs to identify and profile microorganisms, cancer cells, bacteria and viruses by detecting specific nucleic acid sequences or characterizing newly discovered genomic sequences related to diseases. Commercial applications are multiplying as researchers identify new biological markers for disease and develop novel technologies to decipher these diagnostic clues.
The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2017, including about $3-4 billion potentially addressable with QIAGEN's product portfolio. Molecular diagnostics is the most dynamic segment of the global in vitro diagnostics market and is growing at a compound annual rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities.
In QIAGEN’s robustly growing Molecular Diagnostics business we focus on three priorities for fighting disease:

•
Oncology - accurately diagnosing cancer, enabling prevention or early detection, and guiding selection of therapies with individualized molecular insights. QIAGEN offers a broad portfolio of companion diagnostic kits and panels to detect mutations of genes such as KRAS, EGFR, BRAF, BRCA1/2 and others that influence the efficacy and safety of medicines. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer.

•
Infectious diseases - detecting and differentiating a broad range of viral and bacterial infections, including diseases such as HIV, hepatitis, influenza and healthcare-associated infections. Use of molecular testing to differentiate among pathogens can be useful in guiding treatment, such as selection of antibiotic or antiviral therapies.

•
Immune monitoring - using advanced technologies that detect immune-system markers as a preventive strategy, such as screening patients for latent TB infection to guard against active TB disease, as well as for monitoring immune function, such as in transplantation patients.

QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare. Success in Molecular Diagnostics depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool, on automated systems that process these samples reliably and efficiently, often handling hundreds of samples concurrently. Other success factors are the range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and reliability and standardization of lab procedures.
The immune monitoring portfolio, using sensitive QuantiFERON technology, accurately detects infection and measures immune response in patients. Our lead products in this field, QuantiFERON-TB Gold and QuantiFERON-TB Gold Plus, are used in tuberculosis (TB) control efforts worldwide to detect latent TB infection (LTBI) by screening vulnerable populations, such as close contacts of patients with active TB disease, immunocompromised persons or patients on immunosuppressive drugs. Individuals with LTBI can then be treated, preventing the infection from becoming active and contagious. As modern blood tests analyzed in a laboratory, the QuantiFERON-TB assays are faster, less labor-intensive and more accurate than the century-old tuberculin skin test. The potential global market for latent TB infection testing is estimated at up to $1 billion.
QIAGEN's oncology test portfolio includes a broad range of Personalized Healthcare technologies and biomarkers, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR and JAK2, as well as comprehensive gene panels for research applications in next-generation sequencing. In 2017, we launched the ipsogen JAK2 RGQ PCR Kit in the United States for use in blood cancers.  In Europe, we already offer a market-leading portfolio of ipsogen assays for common and rare leukemia types. The U.S. approval for our therascreen EGFR RGQ PCR Kit was expanded in early 2018 for use as a companion diagnostic to diagnose additional EGFR gene mutations in metastatic non-small cell lung cancer (NSCLC).
QIAGEN also offers an extensive range of kits for diagnosing infectious diseases, and we are expanding this portfolio by seeking regulatory approvals of new tests in additional markets.
QIAGEN is the global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our “gold standard” digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, QIAGEN remains a market leader although vigorous price competition has reduced that business to about 2% of total sales.
A key success factor for our growth in Molecular Diagnostics is enabling laboratories to efficiently use our assay technologies on QIAGEN automation platforms. Our flagship PCR platform is QIAsymphony, based on its flexibility and unique capabilities. We offer broad portfolios of companion diagnostics and infectious disease tests running on the QIAsymphony system. We also are developing companion diagnostics for our GeneReader NGS System and Modaplex platform. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We market assays directly via QIAGEN sales channels, and selected assays through major diagnostic partners or other companies to broaden the distribution of our products.
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
QIAGEN has developed relationships with diverse molecular testing laboratories and continually innovates to meet their needs. In 2017, QIAGEN helped the International Commission on Missing Persons launch a cutting-edge next-generation sequencing lab for forensic DNA identification, deploying the GeneReader NGS System and other solutions. We are a leader in standardizing solutions for reliable forensic testing, and in 2017 we received international certification for manufacturing human ID products. In environmental research, QIAGEN’s solutions for metagenomics are increasingly used in studies of microbiomes and their effect on health.
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
We have built a position as the preferred partner for pharmaceutical and biotech companies to co-develop companion diagnostics paired with targeted drugs. A wave of newly discovered biomarkers and molecular tests indicating the likely efficacy and safety of associated drugs is now transforming the treatment of cancer and other diseases. In 2017, we surpassed 25 master collaboration agreements with Pharma, each enabling multiple co-development projects. These alliances have created a rich pipeline of molecular tests that can move, along with the drugs, through clinical trials and regulatory approvals for marketing to healthcare providers. Several new companion diagnostics are currently in the registration process.
In addition to our broad portfolio of molecular technologies, QIAGEN offers Pharma partners a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies.
Academia
QIAGEN provides Sample to Insight solutions to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods or create their own in-house technologies, QIAGEN has focused on enabling labs to replace time-consuming traditional methods and internal development efforts with reliable, fast, highly reproducible, and high-quality technologies. QIAGEN often partners with leading institutions in research projects and develops customized solutions such as NGS panels for digital sequencing of multiple gene targets needed for a researcher's study.
As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Molecular Diagnostics, Pharma and Applied Testing customer classes. Research in university settings often helps in development of technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN solutions.
Global Presence by Category of Activity and Geographic Market
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2017	2016	2015
Net Sales
Consumables and related revenues	$1,242,715	$1,166,131	$1,114,580
Instrumentation	174,821	171,860	166,406
Total	$1,417,536	$1,337,991	$1,280,986
Geographical Information
QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2017	2016	2015
Net Sales
Americas:
United States	$579,906	$555,676	$525,532
Other Americas	73,478	71,797	79,578
Total Americas	653,384	627,473	605,110
Europe, Middle East and Africa	462,980	428,055	409,955
Asia Pacific and Rest of World	301,172	282,463	265,921
Total	$1,417,536	$1,337,991	$1,280,986
QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2017, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales.
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
Strengthening our leadership in the automation of laboratories is a key to driving dissemination of molecular testing in healthcare and other fields, as well as generating increased demand for our consumable products. We continue to expand the applications of our modular QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAGEN also is rolling out a range of performance enhancements and expansions for our GeneReader NGS System to add value by addressing new applications and improving output and connectivity within labs.
We are commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide personalized medicine in cancer and other diseases, and a range of other targets. Our development program generates commercial launches of tests that add value to our QIAsymphony and GeneReader NGS platforms. In 2017, we launched novel infectious disease tests and companion diagnostics for QIAsymphony, as well as additional QIAact panels for deep analysis of lung, breast and ovarian cancers using the GeneReader NGS System. In Applied Testing, we continue to develop new content for human identification and environmental applications. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan.
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

Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our “omni-channel” approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. – and to optimize investment in different customer types.
QIAGEN has initiated actions to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Our website makes ordering easy with a fully searchable online product catalog and ordering. The site can be viewed in Chinese and Japanese, and contains selected information in French, German and Korean. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report.
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
We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters highlighting molecular biology applications.
For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2017, our purchases of intangible assets totaled $34.3 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2017, we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. We had 638 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
Competition
In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Merck KGaA (MilliporeSigma business) and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use.
We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Thermo Fisher and Promega Corp. for assay solutions and for transfection reagents; and Merck KGaA (MilliporeSigma business) and Thermo Fisher for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use.
Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic assays include Roche Diagnostics, Thermo Fisher, Abbott, and Danaher. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.
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
Suppliers
As part of our supplier assessment procedures, we evaluate on a monthly basis the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.
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
On May 25, 2017, the European Commission (EC) enacted new EU regulations for medical devices and IVDs that impose additional legal regulatory requirements on MD/IVDs used in the EU. These new regulations will come into full effect after a 5-year transition period. All products will require approval under the new law and no grandfathering of existing approvals will be allowed. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition. It is anticipated that it will be late in 2019 before the infrastructure is established to begin the new approvals process.
U.S. Regulations
In the United States, in vitro diagnostic kits are subject to regulation by the FDA as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA.
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
The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the Food and Drug Administration (FDA or the Agency). On June 6, 2017, Scott Gottlieb, M.D., Commissioner of Food and Drugs, reported to Congress as required by the Cures Act. This report included the Food & Drug Administration Work Plan and Proposed Funding Allocations of FDA Innovation Account (Required by Section 1002 of the 21st Century Cures Act (Public Law 114-255). This is now being implemented with a broad spectrum of initiatives within the FDA with the goal to support patients with improved and timely access to safe and efficacious medical products. For industry, it is anticipated that some processes will become less burdensome with more rapid approval/clearance cycles while others will continue to require significant investment.

HIPAA and Other Privacy and Security Laws
Numerous privacy and data security laws apply to personal information, including health information. These laws vary in their application. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (HIPAA), regulate the uses, disclosures and security of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the implementation of administrative, physical and technical safeguards to keep PHI secure. HIPAA also applies to organizations that create, receive, maintain or transmit PHI to provide services to or for or on behalf of covered entities (business associates). Business associates and certain of their subcontractors are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established by HIPAA. The HIPAA breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured in accordance with HIPAA standards, such as by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications. In the ordinary course, HIPAA does not apply to us directly, but if we were to act as a HIPAA covered entity or business associate, we would be subject to these obligations. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization or de-identify information so that we may provide services. When PHI is de-identified in accordance with HIPAA or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient, but our use and disclosure of the information may be limited by contract or the terms of the authorization.
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
Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated, for example, there are non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. Currently, we are implementing the requirements set forth by the GDPR, which is set to take effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.
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
The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.
We have and may in the future, enter into various agreements with health care providers who perform services for us, including some who make clinical decisions to use our products. All such arrangements have been structured with the intention of complying with all applicable fraud and abuse laws, including the Anti-Kickback Statute.
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
The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. Penalties for violating the Stark Law include fines, civil monetary penalties and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors.
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
There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires manufacturers, including medical device manufacturers, to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.
Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents.
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
Other Country Specific Requirements
In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, especially around submissions and approvals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape.
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
We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payers.
As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare

Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers.

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
CMS reimbursement rates for clinical diagnostic tests are defined by HCPS code in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a contractual benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of an illness or injury. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS, the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment for diagnostic tests furnished to Medicare beneficiaries in outpatient settings is based on the CLF, under which a payment amount is assigned to each covered CPT code, or through the Outpatient Prospective Payment System (OPPS), which is the outpatient equivalent of the DRG model. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.
European Union
In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country.

Conflict Minerals
Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our most recent Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2016 on Form SD on April 24, 2017 and will provide updated disclosure to the Securities Exchange Commission as required.
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
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our facilities for software development are located in the United States, Germany, Poland and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $90.1 million, $74.5 million and $97.8 million for 2017, 2016 and 2015, respectively.
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
Our facilities in Hilden, Germany, currently occupy a total of approximately 781,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our most recent expansion to these facilities was in 2017 and included approximately 4,400 square feet of additional office and warehouse space. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2015, we completed expansion of our research and production facilities in Hilden, Germany and renovations of administrative facilities in Germantown, Maryland.
We lease a facility in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations. We also lease facilities in Massachusetts with 32,400 square feet in Waltham for NGS system development and 39,100 square feet in Beverly for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet and Cary, North Carolina with 10,900 square feet focused on bioinformatics. Additionally, we lease smaller facilities in Shenzhen, China and Manchester, United Kingdom for manufacturing, warehousing, distribution and research operations and have shared service centers which lease facilities in Wroclaw, Poland and Manila, Philippines. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
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
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2017, we employed approximately 4,700 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions and implemented other strategic transactions since 2015, targeting innovative technologies and aiming to achieve market-leading positions in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include:

•
In early 2018, QIAGEN entered into a purchase agreement to acquire STAT-Dx, a privately-held company developing advanced multiplex diagnostics for widespread syndromes such as serious respiratory or gastrointestinal infections. Subject to successful completion of defined development activities by STAT-Dx, QIAGEN has agreed to acquire all shares of STAT-Dx for approximately $147 million in cash and additional payments of up to about $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in the second quarter of 2018 and funded from existing cash reserves. The transaction will expand QIAGEN's instrument and consumables portfolio by adding a novel CE-IVD marked system, to be branded as QIAstat-Dx, enabling Sample to Insight processing of up to 48 molecular targets with cost-efficient, easy-to-use assays. The first two QIAstat-Dx tests, extensive respiratory and gastrointestinal panels, are expected to be launched in Europe and other markets in the second half of 2018, and in the U.S. following expected regulatory approval in 2019.

•
QIAGEN entered into a joint venture in May 2017 with Maccura Biotechnology Co., Ltd., a leading in vitro diagnostics company in China, to accelerate the growth of QIAGEN’s GeneReader NGS System. Known as MAQGEN China and based in Chengdu, Sichuan Province, the venture will develop local adaptations, pursue regulatory paths for the GeneReader and leverage Maccura’s broad customer network to expand the system’s adoption in laboratories across China. Maccura owns 60% of the joint venture and QIAGEN owns 40%. QIAGEN’s own operations in China continue as a stand-alone company, focusing on our other products and services for customers such as QuantiFERON-TB and the Life Sciences portfolio.

•
QIAGEN took steps in late 2017 to streamline its product portfolio and focus on growth areas by discontinuing commercialization of some non-core PCR tests and externalizing the HPV test franchise for cervical cancer screening in China to a third-party company. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN is a minority shareholder of this company.

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

•
In 2016, QIAGEN acquired Exiqon A/S, a publicly traded company based in Vedbaek, Denmark, expanding our leadership position in Sample to Insight solutions for RNA analysis. Exiqon’s RNA analysis solutions, with proprietary Locked Nucleic Acid (LNA) technology, are used by academic, biotech and pharmaceutical researchers worldwide to explore correlations between gene activity and the development of cancer and other diseases. In two steps during 2016, we paid a total of $100.7 million for 100% of the shares of Exiqon. In 2017, Exiqon’s product offering was fully integrated into QIAGEN, providing customers of both companies ready access to the combined portfolio of solutions.

•
In 2015, we acquired MO BIO Laboratories, Inc., a privately-held provider of cutting-edge sample technologies for studies of the microbiome and metagenomics, analyzing the impact of microbial diversity on health and the environment. The acquisition added a complementary portfolio of sample technologies to QIAGEN's universal solutions for next-generation sequencing. MO BIO kits, based on proprietary Inhibitor Removal Technology, enable the isolation of pure DNA from challenging samples like soil, water, plants and stool.

•
In 2015, we acquired an innovative technology from AdnaGen GmbH, a subsidiary of Alere Inc., that enables enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples. The acquisition added to QIAGEN’s pipeline of technologies for molecular testing through non-invasive liquid biopsies as an alternative to costly and risky tissue biopsies. Other assets acquired include two marketed CE-IVD marked products, AdnaTest BreastCancer and AdnaTest Prostate Cancer, for treatment monitoring and detection of tumor relapse.

•
In February 2015, we announced the spin-off of teams and activities of QIAGEN Marseille S.A. (formerly Ipsogen S.A.), a majority-owned and fully consolidated entity. In the divestiture, QIAGEN Marseille agreed to the sale of all its assets and liabilities, except its intellectual property portfolio, to a stand-alone company. QIAGEN retained rights to commercialize the ipsogen line of products, including companion diagnostics for blood cancers. As part of this initiative, we acquired the remaining QIAGEN Marseille shares through a tender offer during 2015 and 2016.

Our financial results include the contributions of recent acquisitions and the QIAGEN Marseille spin-off from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities.
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2017, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2017, Compared to 2016
Net Sales
In 2017, net sales grew 6% to $1.42 billion compared to $1.34 billion in 2016 with organic business expansion contributing four percentage points to total sales growth with two percentage points of additional growth from the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies, and the January 2017 acquisition of OmicSoft Corporation, a software provider unlocking valuable insights from large “omics” datasets. Sales growth of 6% includes an adverse impact of one percentage point related to growth of non-core PCR tests and the China HPV franchise, which beginning in January 2018 have either been discontinued or externalized through a partnership with a Chinese company which has taken over the commercial distribution of the HPV test franchise in China. All regions and customer classes supported higher sales of consumables and related revenues (+7% / 88% of sales) and instruments (+2% / 12% of sales).
Net sales by geographic region

	Full-year 2017
	Sales (In $ m)	% change	% of sales
Americas	$653	+4%	46%
Europe / Middle East / Africa	$463	+8%	33%
Asia-Pacific / Japan	$299	+7%	21%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey ($234 million, +12%, 16% of sales)
FY 2017: Rest of world represented less than 1% of net sales.

Geographic regions: Europe / Middle East / Africa led the geographic performance with 8% growth in 2017, including adverse currency movements of one percentage point of sales growth, and benefited from gains in Germany, Italy and Turkey. The Asia-Pacific / Japan region advanced 7%, due partially to strong performance in South Korea and India, which more than offset lower sales in Japan. Excluding the business portfolio change in China, the Asia-Pacific / Japan region experienced 13% growth, including one percentage point of favorable currency movements. The Americas advanced at a 5% pace, excluding U.S. HPV test sales, on higher sales of QuantiFERON-TB tests and improved conditions among Life Science customers. Excluding adverse currency movements of one percentage point, the top seven emerging markets expanded 12%, with key contributions from Turkey, South Korea, India and Brazil.
Customer classes: An overview of performance in QIAGEN's four customer classes:
Net sales by product category and customer class

	Full-year 2017
	Sales (In $ m)	% change	% of sales
Consumables and related revenues	$1,243	+7%	88%
Instruments	$175	+2%	12%

Molecular Diagnostics(1)	$683	+5%	48%
Applied Testing	$137	+14%	10%
Pharma	$275	+7%	19%
Academia	$323	+4%	23%
(1) Includes companion diagnostic co-development revenues ($43 million, +32%) and U.S. HPV sales ($28 million, -16%, 2% of sales).

Molecular Diagnostics, which contributed approximately 48% of net sales, expanded 5% in 2017, after being reduced by adverse currency movements of one percentage point. The core portfolio delivered approximately 7% growth before adverse currency movements and the ongoing decline in sales of U.S. HPV test products (-16% / 2% of sales). Sales of consumables used on the QIAsymphony automation platform also grew at a solid pace for the full year, as QIAGEN exceeded its goal for new QIAsymphony placements in 2017. Sales growth of 5% includes an adverse impact of 1% related to the China HPV franchise, which beginning in January 2018 has been externalized through a partnership with a Chinese company.
Applied Testing represented approximately 10% of net sales and grew 14% in 2017 compared to 2016, with negligible favorable currency movements. Applied Testing advanced for instruments as well as consumables and related revenues, in part due to gains in the human identification / forensics portfolio.
Pharma experienced 7% sales growth in 2017 compared to 2016 and provided 19% of net sales, with negligible adverse currency movements. Pharma grew in consumables and related revenues that more than offset weaker instruments growth during the course of the year.
Academia represented approximately 23% of net sales and rose 4% in 2017 compared to 2016, with modestly favorable currency movements. Academia advanced on consumables and related revenues, while the EMEA and Asia Pacific / Japan regions showed growth during 2017.
Gross Profit
Gross profit was $922.6 million, or 65% of net sales, in 2017, compared with $844.7 million, or 63% of net sales, in 2016. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. Further, gross profit in 2017 was impacted by $4.4 million in restructuring charges while 2016 was impacted by restructuring charges of $12.0 million. Additionally, during 2016, we incurred incremental costs in connection with the relocation and centralization of the manufacturing of certain products to our European production site in Hilden, Germany and also in connection with the in-sourcing of the manufacturing of our QuantiFERON product to our U.S. site in Germantown, Maryland.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased to $72.7 million in 2017 from $80.1 million in 2016 reflecting the end of the amortization period of intangibles acquired in 2007. Acquisition-related intangible amortization may increase in the future should we make further acquisitions.
Research and Development
Research and development expenses increased 3% to $154.1 million (11% of net sales) in 2017, compared to $149.8 million (11% of net sales) in 2016. The increase in research and development costs during 2017 reflects our ongoing investments in NGS and our life sciences portfolio, as well as our acquisitions of Exiqon in 2016 and OmicSoft in 2017 together with regulatory activity in support of new products. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses were largely unchanged at $375.6 million (26% of net sales) in 2017 compared to $376.3 million (28% of net sales) in 2016. Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. We experienced efficiencies due to a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. These incremental savings were slightly offset by higher compensation costs including share based compensation expense when compared to the prior period due to reassessment of stock units with performance criteria. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales. Further, looking forward we expect a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project.
General and Administrative, Restructuring, Integration and Other
General and administrative, restructuring, integration and other costs increased by 11% to $200.1 million (14% of net sales) in 2017 from $180.6 million (13% of net sales) in 2016. The increase in 2017 reflects an increase in acquisition and integration costs which totaled $68.9 million in 2017, which included $45.3 million in costs from acquisition related legal settlements partially offset by $3.3 million gains recorded from the reduction in the fair value of contingent consideration following unmet milestones, as compared to $31.1 million in 2016, of which $6.3 million related to the transaction costs incurred in connection with the acquisition of Exiqon A/S. Acquisition and integration related costs in 2016 are net of $5.0 million of the total $6.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. 2016 also includes the impact of lower share based compensation costs following a reassessment of stock units with performance criteria. Restructuring costs of $29.1 million were lower in 2017 compared to $56.2 million in 2016 related to internal activities, including severance and retention costs as discussed fully in Note 6. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional restructuring and business integration costs in 2018. Over time, we believe the restructuring and integration activities will reduce expenses as we improve efficiency in operations.
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
During 2017, amortization expense on acquisition-related intangibles within operating expense increased to $39.4 million, compared to $39.1 million in 2016. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.

Other Income (Expense)
Total other expense, net was $39.0 million in 2017, compared to $41.9 million in 2016. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income.
For the year ended December 31, 2017, interest income increased to $10.6 million from $6.8 million in 2016. Interest income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives as discussed in Note 13 in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions.
Interest expense increased to $49.7 million in 2017, compared to $39.0 million in 2016. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying consolidated financial statements.
Other expense, net for the year ended December 31, 2017 includes a $3.5 million gain in connection with the sale of our interest in an equity-method investment as well as $3.2 million in income from equity-method investments offset by a $5.1 million loss recognized in connection with the impairments of cost-method investment and net losses on foreign currency in 2017. Included in $9.7 million other expense, net in 2016 is a $8.3 million loss recognized in connection with the impairment of an equity-method investment and a $2.6 million charge for the disposal of goodwill following the transfer of the research and development activities of our instrumentation business as part of the restructuring program initiated late in 2016. For the year ended December 31, 2017, we recorded net losses on foreign currency of $3.3 million compared to less than $0.1 million in 2016 due to foreign currency rate fluctuations.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. In 2017 and 2016, our effective tax rates were 64.7% and (41.1)%, respectively. The comparison is impacted by pre-tax book income which was higher in 2017 at $114.4 million compared to $56.9 million in 2016. Pretax book income was lower in 2016 primarily due to charges incurred in connection with the restructuring program initiated in the fourth quarter of 2016. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements.
During 2017, the 64.7% reflects the impacts of the U.S. tax reform. Because of the tax reform, we revalued of our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% and provided for a full valuation allowance of $60.8 million which was recorded against deferred tax assets related to U.S. interest carry forwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions. Following the adoption of ASU 2016-09 Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, $5.2 million of excess tax benefit was recognized directly to the tax provision for the year ended December 31, 2017 and during 2017, we increased accruals for tax contingencies by $22.1 million, primarily related to ongoing income tax audits. In 2016, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.

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

Net sales by geographic region

	Full-year 2016
	Sales (In $ m)	% change	% of sales
Americas(1)	$627	+4%	47%
Europe / Middle East / Africa	$428	+4%	32%
Asia-Pacific / Japan	$279	+10%	21%

Top 7 emerging markets(2)	$209	+13%	16%
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
Customer classes: An overview of performance in QIAGEN's four customer classes:
Net sales by product category and customer class

	Full-year 2016
	Sales (In $ m)	% change	% of sales
Consumables and related revenues	$1,166	+5%	87%
Instruments	$172	+3%	13%

Molecular Diagnostics(1)	$663	+4%	50%
Of which: U.S. HPV test solutions	$33	-29%	3%
MDx excluding U.S. HPV(1)	$630	+7%	47%
Applied Testing	$120	+5%	9%
Pharma	$262	+5%	19%
Academia	$293	+4%	22%
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
Research and Development
Research and development expenses increased by 2% to $149.8 million (11% of net sales) in 2016, compared to $146.8 million (11% of net sales) in 2015. During 2015, we introduced our GeneReader NGS System and continue to invest in research and development as we develop a range of upgrades and enhancements to address new applications and market segments. We also plan to introduce additional cancer-related gene panels, with longer-term expansion of the NGS content menu beyond oncology. The increase in research and development costs during 2016 also reflects our ongoing investments in NGS and our life sciences portfolio, as well as our acquisitions of MO BIO in late 2015 and Exiqon in 2016 together with regulatory activity in support of new products. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments.
Sales and Marketing
Sales and marketing expenses increased 5% to $376.3 million (28% of net sales) in 2016 from $359.6 million (28% of net sales) in 2015. Sales and marketing expenses were higher as a percentage of sales in 2016 as compared to 2015 to support commercialization of growth drivers and geographic expansion. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. In 2016, we continued investments in our commercialization activities related to our sales force, in particular the addition of sales representatives for QuantiFERON TB and the life sciences markets. We have also continued our e-commerce initiatives as well as investments to expand our presence in markets such as the Middle East and Asia. These incremental investments more than offset favorable currency impacts and lower compensation costs following a reassessment of stock units with performance criteria.
General and Administrative, Restructuring, Integration and Other
General and administrative, restructuring, integration and other costs increased by 77% to $180.6 million (13% of net sales) in 2016 from $102.1 million (8% of net sales) in 2015. The increase in 2016 includes $56.2 million in restructuring costs related to internal restructuring activities, including personnel related, asset impairment and advisory costs. Additionally, acquisition and integration costs totaled $31.1 million, of which $6.3 million related to the transaction costs incurred in connection with the acquisition of Exiqon A/S. In 2015, acquisition and integration costs totaled $13.9 million, of which $7.5 million related to the transaction costs incurred in connection with the acquisition of MO BIO Laboratories. Acquisition and integration related costs in 2016 are net of $5.0 million of the total $6.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. The increase in general and administrative, restructuring, integration and other costs also reflects an increase of $5.1 million related to share-based compensation expense as 2015 includes the impact of lower share based compensation costs following a reassessment of stock units with performance criteria.

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
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions in 2017 was $3.3 million and in 2016 and 2015 was less than $0.1 million, and $0.5 million, respectively, and is included in other expense, net.
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
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange forwards, options and cross-currency swaps.
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
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2017 and 2016, we had cash and cash equivalents of $657.7 million and $439.2 million, respectively. We also had short-term investments of $359.2 million at December 31, 2017. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2017, cash and cash equivalents had increased by $218.5 million from December 31, 2016, primarily as a result of cash provided by operating activities of $286.8 million and cash provided by financing activities of $387.2 million, partially offset by cash used in investing activities of $464.3 million. Working capital as of December 31, 2017 increased to $1.323 billion as compared to $729.1 million as of December 31, 2016, reflecting the cash provided by the operating and financing activities in 2017 as described below.
Operating Activities. For the years ended December 31, 2017 and 2016, we generated net cash from operating activities of $286.8 million and $341.6 million, respectively. While net income was $40.4 million in 2017, non-cash components in income included $216.4 million of depreciation and amortization and $5.1 million of non-cash impairments due to the impairment of cost-method investments as further discussed in Note 10.
Operating cash flows include a net decrease in working capital of $95.2 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable and decreased taxes payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $464.3 million of cash was used in investing activities during 2017, compared to $179.1 million during 2016. Investing activities during 2017 consisted principally of $450.6 million for purchases of short-term investments, $90.1 million in cash paid for purchases of property and equipment, as well as $34.3 million paid for intangible assets and $4.8 million paid for strategic investments in privately and publicly held companies as discussed in Note 10, partially offset by $189.0 million from the sale of short-term investments. Additionally, during 2017 cash paid for acquisitions, net of cash acquired, totaled $50.5 million. Cash used in other investing activities during the year ended December 31, 2017 and 2016 consisted primarily of $20.7 million and $1.2 million, respectively, paid in connection with derivative collateral arrangements.
Financing Activities. For the year ended December 31, 2017, cash provided by financing activities was $387.2 million compared to cash used in financing activities of $10.6 million in 2016. Financing activities during 2017 consisted primarily of $329.9 million net cash proceeds from the German private placement and $394.4 million net cash proceeds from the cash convertible offering. We used $73.6 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the call spread overlay. Additionally in 2017, we used $243.9 million for a capital repayment made to shareholders in connection with the January 2017 synthetic share buyback and repurchased QIAGEN shares of $61.0 million in connection with the fourth share repurchase program discussed in Note 17 "Equity." Cash used in other financing activities during the year ended December 31, 2017 and 2016 consisted primarily of $4.4 million and $3.1 million paid for contingent consideration, respectively, together with $4.1 million and $0.8 million paid in connection with derivative collateral arrangements, respectively.

Other Factors Affecting Liquidity and Capital Resources
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes), which are discussed fully in Note 15 "Lines of Credit and Debt". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.
Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 15 "Lines of Credit and Debt."
In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2017. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2017. We also have capital lease obligations, including interest, in the aggregate amount of $1.5 million, and carry $1.8 billion of long-term debt, of which no amounts are current as of December 31, 2017.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes, the 2021 Notes and the 2023 Notes collectively as the “Cash Convertible Notes” which are discussed fully in Note 15 to the consolidated financial statements. Interest on the 2019 and 2021 Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
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
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million, which is included in accrued liabilities in the accompanying balance sheet as of December 31, 2017.
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015.
In April 2016, we announced the launch of our fourth $100 million share repurchase program. In August 2016, we announced our intention to return a total amount of approximately $300 million to our shareholders by the end of 2017. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares. This approach has been used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was repaid to shareholders through the transaction and the outstanding number of common shares was reduced by 8.9 million or 3.7%. As discussed further in Note 17 "Equity", the capital repayment program was completed in January 2017. During the remainder of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs) to complete the total program.
In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares.
Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans.

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
Off-Balance Sheet Arrangements
Other than our former arrangements with QIAGEN Finance as discussed in Note 15 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2017, 2016 and 2015.
Contractual Obligations
As of December 31, 2017, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2018	2019	2020	2021	2022	Thereafter
Long-term debt (1)	$1,865,393	$24,426	$510,267	$20,485	$330,029	$493,910	$486,276
Purchase obligations	99,489	65,073	22,556	10,472	943	11	434
Operating leases	64,877	18,483	16,011	11,762	8,457	6,126	4,038
License and royalty payments (2)	55,092	12,907	11,858	11,558	8,860	6,161	3,748
Capital lease obligations (3)	1,470	1,411	45	14	—	—	—
Total contractual cash obligations	$2,086,321	$122,300	$560,737	$54,291	$348,289	$506,208	$494,496
  ____________________
(1) Amounts include required principal, stated at the current carrying values, and interest payments.
(2) As of December 31, 2017, $11.8 million and $35.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively.
(3) Includes future cash payments, including interest, due under capital lease arrangements.
In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2017, we have accrued $11.5 million for these contingent payments which is included in accrued and other current liabilities.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $47.1 million as of December 31, 2017 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Additionally, the 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us. For those specific income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete, we made reasonable estimates to record the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these provisional amounts in our consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions and estimates that we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act, which could materially affect our tax obligations and effective tax rate.
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
Goodwill and Other Intangible Assets. We assess goodwill and other intangible assets for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Intangibles are assessed for recoverability considering the contract life, where applicable, and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Goodwill is deemed to be impaired if we determine that the carrying value of our reporting unit is more than the fair value. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.
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
Our Supervisory Directors and Managing Directors for the year ended December 31, 2017 and their ages as of January 31, 2018, are as follows:
Managing Directors:

Name	Age	Position
Peer M. Schatz	52	Managing Director, Chief Executive Officer
Roland Sackers	49	Managing Director, Chief Financial Officer
Supervisory Directors:

Name	Age	Position
Stéphane Bancel	45	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Håkan Björklund	61	Supervisory Director, Member of the Compensation Committee and Selection and Appointment Committee
Dr. Metin Colpan	63	Supervisory Director, Chairman of the Science and Technology Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	77	Chairman of the Supervisory Board, Supervisory Director, Chairman of the Selection and Appointment Committee, Member of the Compensation Committee and Member of the Science and Technology Committee
Dr. Ross L. Levine	46	Supervisory Director and Member of the Science and Technology Committee
Dr. Elaine Mardis	55	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	60	Supervisory Director and Chairman of the Audit Committee
Elizabeth E. Tallett	68	Supervisory Director, Chairwoman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors
Peer M. Schatz, 52, joined QIAGEN in 1993, when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is Managing Director of PS Capital Management GmbH. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields.
Roland Sackers, 49, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Supervisory Directors
Stéphane Bancel, 45, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Håkan Björklund, 61, was appointed as a new Supervisory Board Member in March 2017. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. Under Mr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors at Acino International AG, Swedish Orphan Biovitrum AB (Sobi), BONESUPPORT AB and Trimb Healthcare AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden.
Dr. Metin Colpan, 63, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.
Professor Dr. Manfred Karobath, 77, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. In 2016, Prof. Karobath was appointed as Chairman of the Supervisory Board. He joined the Science and Technology Committee in 2014 and the Compensation Committee in 2016. He is also the Chairman of the Selection and Appointment Committee. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux

Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.
Dr. Ross L. Levine, 46, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Director of the Center for Hematologic Malignancies, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Dr. Elaine Mardis, 55, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improving our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at the Regeneron Genomics Center, Caperna LLC, and Interpreta LLC. She also serves the U.S. government as a scientific advisor to the Veteran’s Administration for the Million Veterans Program. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.
Lawrence A. Rosen, 60, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 68, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011 and since 2016 has served as Chairwoman of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Anthem, Inc. and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.
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
Managing Board compensation
The compensation granted to the members of the Managing Board in 2017 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance.
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
In 2016, a grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a two-year plan covering 2017 and 2018 including quantitative goals for net sales, earnings before interest and taxes (EBIT), QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital and share price development as compared to peer companies. Under the Commitment Program, the financial targets for vesting are based on two-year goals as defined within QIAGEN’s five-year business plan covering the period from 2017 until the end of 2022. The targets for vesting were set and approved by the Supervisory Board.
For the year ended December 31, 2017, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total	Defined Contribution Benefit Plan	Performance Stock Units Granted(2)
Managing Board
Peer M. Schatz	$1,192,000	671,000	5,000	$1,868,000	$74,000	445,000
Roland Sackers	$535,000	237,000	38,000	$810,000	$76,000	186,075
  ____________________

(1)
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

(2)	The Performance Stock Units Granted amount includes a special incentive grant of 100,000 PSUs which was not achieved.

Supervisory Board compensation
The Supervisory Board remuneration is aligned to the applicable market standards, considering peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals, to reflect our nexus to the European Markets as a Dutch company as well as our U.S. focus as a NYSE listed company subject to U.S. regulations and the fact that several of the Supervisory Board members are residing in the United States.
The Supervisory Board compensation for 2017 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows:

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
For the year ended December 31, 2017, the Supervisory Board members received the following compensation:

Name	Fixed Remuneration	Committee Chairman/ Chairwoman	Committee Membership	Total(1)	Restricted Stock Units
Supervisory Board
Stéphane Bancel	$57,500	—	32,000	$89,500	10,732
Dr. Håkan Björklund	$43,125	—	12,750	$55,875	—
Dr. Metin Colpan	$57,500	12,000	6,000	$75,500	10,732
Prof. Dr. Manfred Karobath	$150,000	12,000	17,000	$179,000	10,732
Dr. Ross L. Levine	$57,500	—	6,000	$63,500	10,732
Dr. Elaine Mardis	$57,500	—	6,000	$63,500	10,732
Lawrence A. Rosen	$57,500	25,000	—	$82,500	10,732
Elizabeth E. Tallett	$57,500	18,000	21,000	$96,500	10,732
 ____________________
(1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

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

Name of Supervisory Director	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	●	●		●
Dr. Håkan Björklund		●	●
Dr. Metin Colpan			●	● (Chairman)
Prof. Dr. Manfred Karobath		●	● (Chairman)	●
Dr. Ross L. Levine				●
Dr. Elaine Mardis				●
Lawrence A. Rosen	● (Chairman)
Elizabeth E. Tallett	●	● (Chairwoman)	●
We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.
Audit Committee
The Audit Committee currently consists of three members, Mr. Rosen (Chairman), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2017 and met with the external auditor excluding members of the Managing Board in July 2017. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.

Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of four members, Ms. Tallett (Chairwoman), Professor Karobath, Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2017.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Professor Karobath (Chairman), Dr. Colpan, Ms. Tallett and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee did not meet in 2017.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Karobath, Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met six times in 2017.
Share Ownership
The following table sets forth certain information as of January 31, 2018 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Peer M. Schatz, Germany	2,681,395	(3)	1.18%
Roland Sackers, Germany	40,000	(4)	*
Stéphane Bancel, United States	2,081	(5)	*
Dr. Håkan Björklund, Sweden	—		—
Dr. Metin Colpan, Germany	3,529,123	(6)	1.56%
Prof. Dr. Manfred Karobath, Austria	22,631	(7)	*
Dr. Ross L. Levine, United States	—		—
Dr. Elaine Mardis, United States	—	(8)	—
Lawrence A. Rosen, United States	—	(9)	—
Elizabeth Tallett, United States	10,130	(10)	*
 ____________________

 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2018.

(1)
The number of Common Shares outstanding as of January 31, 2018 was 226,556,855. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 31, 2018. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 628,045 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 387,518 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4)
Does not include 162,483 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 117,966 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)	Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)
Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)	Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9)	Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(10)
Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

The following table sets forth the options of our officers and directors as of January 31, 2018:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	628,045	2/27/2019 to 2/28/2023	$15.59 to $22.25
Roland Sackers	162,483	2/27/2019 to 2/28/2023	$15.59 to $22.25
Dr. Metin Colpan	7,893	4/29/2018 to 2/28/2022	$15.59 to $22.43
Prof. Dr. Manfred Karobath	7,893	4/29/2018 to 2/28/2022	$15.59 to $22.43
Elizabeth E. Tallett	1,563	2/28/2022	$15.59

Employees
As of December 31, 2017, we employed 4,688 individuals, of which 20% worked in research and development, 40% in sales, 23% in production/logistics, 6% in marketing and 11% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	218	592	279	66	90	1,245
Europe, Middle East & Africa	691	718	679	154	325	2,567
Asia Pacific & Rest of World	44	575	123	58	76	876
December 31, 2017	953	1,885	1,081	278	491	4,688
At December 31, 2016 and 2015, we employed 4,684 and 4,559 individuals, respectively. Management believes that its relations with regional labor unions and employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017.
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
As of January 31, 2018, there were 1.1 million options outstanding with exercise prices ranging between $14.91 and $23.16 and expiring between April 29, 2018 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 8.1 million stock unit awards outstanding as of January 31, 2018. These awards will be released between February 15, 2018 and February 28, 2027. As of January 31, 2018, options to purchase 0.8 million Common Shares and 3.4 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2017, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States	21,813,445	(2)	9.63%
Franklin Resources, Inc., United States	18,757,447	(3)	8.28%
PRIMECAP Management Company, United States	16,566,194	(4)	7.31%
 ____________________

(1)	The percentage ownership was calculated based on 226,556,855 Common Shares outstanding as of December 31, 2017.

(2)
Of the 21,813,445 shares attributed to BlackRock, Inc., it has sole voting power over 20,045,447 and sole dispositive power over all 21,813,445 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 30, 2018, which reported ownership as of December 31, 2017.

(3)
Of the 18,757,447 shares attributed to Franklin Resources, Inc., it shares voting and dispositive powers over all 18,757,447 shares with various members of a reporting group of which it is part. This information is based solely on the Schedule 13G filed by Franklin Resources Inc. with the Securities and Exchange Commission on February 7, 2018, which reported ownership as of December 31, 2017.

(4)
Of the 16,566,194 shares attributed to PRIMECAP Management Company, it has sole voting power over 8,022,006 and sole dispositive power over all 16,566,194 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 27, 2018, which reported ownership as of December 31, 2017.

Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2018, there were 133 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2018, the officers and directors of QIAGEN as a group beneficially owned 6.3 million Common Shares, or 2.77% of the then outstanding Common Shares.
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

We conduct limited business with certain Iranian entities which contributed $3.5 million or approximately 0.2% of our consolidated net sales in 2017. Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Act") requires us to include the following disclosures in this report. Sales consisted of our consumables and instrumentation products. U.S. affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and 13382. No business has been transacted with the Government of Iran as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. In light of the nature of the products concerned, we do not currently intend to cease our commercial operations with Iranian entities.

Item 9.	The Offer and Listing
Effective January 10, 2018, our Common Shares began trading on the New York Stock Exchange (NYSE) under the symbol QGEN. Prior to that, from July 3, 2006 until January 9, 2018, our Common Shares were traded on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the NYSE and NASDAQ Global Select, as applicable.

	High ($)	Low ($)
Annual:
2013	24.74	18.30
2014	25.32	19.46
2015	28.53	22.11
2016	28.84	19.94
2017	36.34	27.40

	High ($)	Low ($)
Quarterly 2016:
First Quarter	26.89	20.10
Second Quarter	24.05	19.94
Third Quarter	27.70	21.38
Fourth Quarter	28.84	23.94
Quarterly 2017:
First Quarter	30.25	27.40
Second Quarter	35.26	27.74
Third Quarter	34.76	31.02
Fourth Quarter	36.34	30.20
Quarterly 2018:
First Quarter (through February 28, 2018)	34.79	30.78

	High ($)	Low ($)
Monthly:
September 2017	32.87	31.23
October 2017	36.34	31.56
November 2017	34.32	30.20
December 2017	32.97	30.64
January 2018	34.79	30.78
February 2018	34.47	31.01
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

	High (EUR)	Low (EUR)
Annual:
2013	18.15	13.67
2014	19.64	14.38
2015	26.05	18.72
2016	27.26	17.76
2017	31.52	25.41

	High (EUR)	Low (EUR)
Quarterly 2016:
First Quarter	24.96	17.76
Second Quarter	21.40	18.16
Third Quarter	24.77	19.27
Fourth Quarter	27.26	21.77
Quarterly 2017:
First Quarter	28.50	25.41
Second Quarter	31.52	26.03
Third Quarter	30.02	25.89
Fourth Quarter	30.08	25.78
Quarterly 2018:
First Quarter (through February 28, 2018)	28.33	25.42

	High (EUR)	Low (EUR)
Monthly:
September 2017	27.70	26.48
October 2017	30.08	26.70
November 2017	29.60	25.78
December 2017	27.93	25.92
January 2018	28.15	25.54
February 2018	28.33	25.42

Item 10.	Additional Information
Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on January 24, 2017 (the Articles), and Dutch law, where appropriate. The Dutch Corporate Governance Code, (the Dutch Code), contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for long-term value creation, risk control, effective management and supervision, remuneration and the relationship with Shareholders, including the General Meeting and stakeholders. The Dutch Code was lastly amended in 2016. This amended Dutch Code is applicable as from January 1, 2017 and replaces the 2008 Code. A listed company should either comply with, or if not, explain in its annual report why and to what extent it does not comply, with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.
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
Managing Directors
QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The Managing Board is responsible for our continuity and our affiliated enterprise. The Managing Board focuses on our long-term value creation and our affiliated enterprise, and takes into account our stakeholders' interests that are relevant in this context, which includes but is not limited to our shareholders. Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.
Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our Annual General Meeting on June 25, 2014.
Resolutions of the Managing Board shall be validly adopted, if adopted by simple majority of votes, at least one of whom voting in favour of the proposal must be the Chairman. Each Managing Director has the right to cast one vote.
Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us and our business on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all our Managing Directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on such matter. According to the Dutch Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing director, whether there is a conflict of interest.
Supervisory Directors
The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chairman of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.
Under our Articles, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee. Under the Dutch Code, any shares held by a Supervisory Director in the Company on whose board he sits should be long-term investments.
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
On January 24, 2017 an adjustment to our capital structure took place in order to repay approximately USD 250 million to our shareholders via a so called synthetic share repurchase. This involved three amendments of our Articles. With the first amendment of the Articles, the par value of each Common Share was increased. With the second Amendment of the Articles, the Shares were consolidated on the basis of a ratio as determined by the Managing Board as result thereof the total number of issued Shares were decreased and fractional Shares were introduced. Each fractional Share represents one/twenty-seventh (1/27) portion of the value of an ordinary Share. Also, as a result of this second amendment of our Articles, we can no longer issue share certificates, existing share certificates are no longer valid and therefore no longer a distinction is made between Type I and Type II Shares. With the third amendment of the Articles the par value per Share was decreased to EUR 0.01 (the same par value as before the first amendment of the Articles). A part of the value whereby the par value of Shares was decreased was paid to the shareholders.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name). Until January 24, 2017 the corresponding share certificates of Type II Shares had to be delivered to us or to the New York Transfer Agent (in our name). Acknowledgement of the transfer of Type II shares took place by us or the New York Transfer Agent (in our name) by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

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
On June 21, 2017, the General Meeting resolved to authorize the Supervisory Board until December 21, 2018 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2016 as included in the Annual Accounts for Fiscal Year 2016.
The General Meeting subsequently resolved to grant the authority to restrict or exclude pre-emptive rights until December 21, 2018. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 20% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2016.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 21, 2017, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 21, 2017 until December 21, 2018, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
Financial Year, Annual Accounts and Independent Registered Public Accounting Firm
Our financial year coincides with the calendar year. Dutch law and our Articles require that within five months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an Independent Registered Public Accounting Firm. The annual report is submitted to the Annual General Meeting for adoption.
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 21, 2017, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2017.

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
Distributions as described above are payable as from a date to be determined by the Supervisory Board. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN.
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
Ownership Threshold Requiring Disclosure
Our Articles do not provide an ownership threshold above which ownership must be disclosed. However there are statutory requirements to disclose share ownership above certain thresholds under Dutch law-see “Obligation of Shareholders to Disclose Major Holdings”.
Exchange Controls
There are currently no limitations either under the laws of The Netherlands or in our Articles, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in The Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.
Obligation of Shareholders to Disclose Major Holdings
Holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) may be subject to notification obligations under the Dutch Financial Markets Supervision Act (FMSA).
Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including a potential interest, such as options and convertible bonds) in our issued share capital or voting rights must notify the Netherlands Authority for the Financial Markets (AFM) without delay, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The notifications should be made electronically through the notification system of the AFM.
A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in our total issued share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below.

Under the FMSA, we are required to notify the AFM without delay of the changes to our total issued share capital or voting rights if our issued share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of the relevant quarter, in the event our issued share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.
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
Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must notify the AFM without delay. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity.
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's controlled entity or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest.
Gross short positions in our shares must also be notified to the AFM. For these gross short positions, the same thresholds apply as for notifying an actual or potential interest in our issued share capital and/or voting rights as referred to above, and without any set-off against long positions.
In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of our issued share capital is required to report such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% will also need to be reported. Each net short position equal to 0.5% of our issued share capital and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.
The AFM does not issue separate public announcements of the above notifications. However, it does keep a public register of all notifications made pursuant to the above disclosure obligations under the FMSA on its website www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.
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
Management Notifications
Pursuant to the FMSA, each Managing Director and each Supervisory Director must notify the AFM: (a) within two weeks after his or her appointment of the number of our shares or rights to acquire shares he or she holds and the number of votes he or she is entitled to cast in respect our issued share capital, and (b) subsequently, each change in the number or our shares or rights to acquire shares such member holds and of each change in the number of votes he or she is entitled to cast in respect of our issued share capital, immediately after the relevant change. If a Managing Director or Supervisory Director has notified a change in shareholding to the AFM under the FMSA as described above under “Obligation of Shareholders to Disclose Major Holdings”, such notification is sufficient for the purposes as described in this paragraph.

Furthermore, pursuant to European Union Regulation (EU) No 596/2014 (the Market Abuse Regulation) and the regulations promulgated thereunder, any Managing Director and Supervisory Director, as well as any other person discharging managerial responsibilities in respect of QIAGEN who has regular access to inside information relating directly or indirectly to QIAGEN and power to take managerial decisions affecting future developments and business prospects of QIAGEN, must notify the AFM and QIAGEN by means of a standard form of any transactions conducted for his or her own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto.
In addition, pursuant to the Market Abuse Regulation, certain persons who are closely associated with Managing Directors and Supervisory Directors or any of the other persons as described above, are required to notify the AFM and QIAGEN of any transactions conducted for their own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation covers, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i) to (iii) above or by the relevant Managing Directors and Supervisory Directors or other person discharging the managerial responsibilities in respect of QIAGEN as described above.
The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. If a Managing Director or Supervisory Director has notified a change in the number of our shares or options to acquire shares such member holds or a change in the number of votes he or she is entitled to cast to the AFM under the FMSA as described in the first paragraph above, such notification - but only to the extent there is an overlap with the notifications obligations under the Market Abuse Regulation - is sufficient for the purposes of the Market Abuse Regulation as described in this paragraph.

Taxation
The following is a general summary of certain material United States federal income tax consequences to holders of our Common Shares who are “U.S. Holders” (as such term is defined below) and certain material Netherlands tax consequences to holders of our Common Shares who are “non-resident Shareholders” or “Shareholders” (as each term is defined below). This summary does not discuss every aspect of such taxation that may be relevant to such holders. Therefore, all prospective purchasers of our Common Shares described above are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, as well as The Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Blais, Halpert, Lieberman & Greene LLC with respect to tax consequences for U.S. Holders under United States law and Baker & McKenzie Amsterdam N.V. with respect to tax consequences for non-resident Shareholders or Shareholders under Netherlands law.
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

A domestic exemption from Netherlands withholding tax may apply when dividends are paid to corporate Shareholders that are resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax treaty that includes a dividend article and that own 5% or more of our Common Shares. This general exemption does not apply in case of abuse; for example, if a corporate Shareholder owns our Common Shares with the main purpose or one of the main purposes to avoid dividend tax for another person. A Shareholder can also be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention that is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and virtually all EU Member States.
U.S. Shareholders. Dividends paid to corporate Shareholders that own 5% of more of our Common Shares may be exempt from Netherlands withholding tax.
If the domestic exemption does not apply, under the Tax Convention between The Netherlands and the United States (the “Convention”), the regular 15% withholding tax on dividends we pay to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may still be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) unless such U.S. shareholder has a permanent establishment in The Netherlands with which the shares are effectively connected.
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
(b) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in The Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”, or, in case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose or one of the main purposes to avoid Dutch income tax for another person or otherwise cannot be considered artificial. An arrangement or series of arrangements are considered artificial to the extent not put in place for valid commercial reasons that reflect economic reality; and
(c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.
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

United States Federal Income Tax Considerations
The following summarizes certain material U.S. federal income tax consequences of the acquisition, ownership and sale of our Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers, U.S. expatriates, persons subject to alternative minimum tax, or holders that own, actually or constructively, 10% or more of our equity, as measured by value).
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2015, December 31, 2016 and December 31, 2017, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, paid within the United States or through certain U.S.-related financial intermediaries on our Common Shares will be subject to information reporting requirements and backup withholding tax at the rate of 24% (increasing to 28% in 2026) for a non-corporate United States person and, who also:

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
Interest Rate Risk
At December 31, 2017, we had $657.7 million in cash and cash equivalents as well as $359.2 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2017. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2017, we had $1.8 billion in long-term debt, none of which is at a variable rate. Through the use of interest rate derivatives we have swapped $200 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.
Foreign Currency Exchange Rate Risk
As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Turkish lira, Brazilian real, Indian rupee, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
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
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2017, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2017, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2017, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
The Supervisory Board has designated Mr. Lawrence Rosen as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Mr. Rosen is “independent” as defined under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual as applicable to Audit Committees.

Item 16B.	Code of Ethics
QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and the New York Stock Exchange (NYSE) Listed Company Manual. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

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
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2017	2016
Audit fees	$1.8	$1.9
-Consolidated financial statements	1.2	1.2
-Statutory financial statements	0.6	0.7
Audit-related fees	0.5	0.5
Total	$2.3	$2.4
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
In April 2016, we announced the launch of our fourth $100 million share repurchase program. In August 2016, we announced our intention to return a total amount of approximately $300 million to our shareholders by the end of 2017. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares for a total of $243.9 million. During the remainder of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs) to complete the total program.

Period	(a)Total number of shares purchased	(b)Average price paid per share in $(1)	(c) Total number of shares purchased as part of publicly announced plans and programs	(d) Approximate dollar value of shares that may yet be purchased under these plans and programs (in millions)(2)
January 1 to July 31, 2017	—	—	—	$60.0
August 1-31, 2017	913,686	$31.94	913,686	$30.8
September 1-30, 2017	995,197	$31.92	995,197	$0.0
October 1 to December 31, 2017	—	—	—	$0.0
Total	1,908,883	$31.93	1,908,883
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
Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing on the New York Stock Exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards or state the deviations recorded in the period.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2017. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2017, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code.
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

Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. In 2017, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Independence
Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions.
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2017, KPMG Accountants N.V. was appointed as external auditor for the Company for 2017 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2017 contained in this annual report.

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
The following provides an overview of exceptions that we have identified:

1.
Best practice provision 2.2.2 recommends that a supervisory board member is appointed for a period of four years. A member may be reappointed for a term of additional two years, which appointment may be extended by at most two years.

Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Further, Dr. Metin Colpan has joined the Supervisory Board in 2004 and Prof. Dr. Manfred Karobath in 2000. While Prof. Karobath has announced not to stand for re-election in 2018, we value the profound industry experience of Dr. Colpan and his in-depth knowledge of QIAGEN. QIAGEN therefore supports the reappointment of Dr. Colpan beyond the eight-year term as recommended by the Dutch Code.

2.
Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.

While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful, We are committed to create an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, can quickly adapt to a fast changing environment. In 2017, our multicultural workforce was composed of 71 nationalities with an average age of 40.3 With 49.2% women we are well balanced in terms of gender on an aggregate level. We also have significantly increased the diversity of our senior leadership team and will continue to do so in the future. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. Information on the composition of our Managing and Supervisory Boards can be found in Item 6.

3.
Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years

Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. In 2015 and 2016, the members of the Managing Board elected to receive in lieu of their cash bonus the value earned in these years in performance stock units and restricted stock units respectively which vested over two years from the grant date.

4.	Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component).
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

5.
Best practice provision 2.2.4 recommends that the supervisory board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company’s website.

The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule.

7.	Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.
QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. We believe that the reasonable level of equity based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry

NYSE Exemptions
Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•
QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.

•
QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.
Further Information
For additional information regarding our Boards, including the Audit and other Committees of our Supervisory Board, please refer to the discussion in Item 6 above.

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
See pages F-1 through F-48 included herein.

(A)	The following financial statements, together with the reports of KPMG thereon, are filed as part of this annual report:

Item 19.	Exhibits

1.1	Articles of Association as confirmed by notarial deed as of January 24, 2017 (English translation) (1)

2.4	$400 Million Note Purchase Agreement dated as of October 16, 2012 (filed as Exhibit 2.9) (2)

2.5	2019 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.7) (3)

2.6	2021 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.8) (3)

2.7	2019 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.9) (3)

2.8	2021 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.10) (3)

2.9	2019 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.11) (3)

2.10	2021 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.12) (3)

*2.11	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017

*2.12	$400 Million Note Purchase Agreement dated as of September 6, 2017

*2.13	2023 Bonds Indenture dated September 13, 2017

*2.14	2023 Form of Warrant Confirmation dated September 6, 2017

*2.15	2023 Form of Bond Hedge Confirmation dated September 6, 2017

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (4)

4.2	The Max-Volmer-Strasse 4 Lease Summary (Filed as Exhibit 10.3(a)) (4)

4.3	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (5)

4.4	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (6)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

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

(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2017.

(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 1, 2013.

(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2015.

(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.

(5)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.

(6)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 5, 2018
		By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Supervisory Board
QIAGEN N.V.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes and the financial statement schedule as listed in Item 18 (A) (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2015.
Düsseldorf, Germany
March 5, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Supervisory Board
QIAGEN N.V.:

Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V.’s and subsidiaries (“QIAGEN” or “the Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and the financial statement schedule as listed in Item 18 (A) (collectively, the “consolidated financial statements”), and our report dated March 5, 2018 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

March 5, 2018

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

		As of December 31,
	Note	2017	2016
Assets
Current assets:
Cash and cash equivalents	(3)	$657,714	$439,180
Short-term investments	(7)	359,198	92,999
Accounts receivable, net of allowance for doubtful accounts of $8,008 and $7,614 in 2017 and 2016, respectively	(3, 22)	329,138	278,244
Income taxes receivable		39,509	23,795
Inventories, net	(3)	155,927	136,552
Prepaid expenses and other current assets	(8)	106,487	66,799
Total current assets		1,647,973	1,037,569
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $564,588 and $451,160 in 2017 and 2016, respectively	(9)	494,321	436,655
Goodwill	(11)	2,012,904	1,925,518
Intangible assets, net of accumulated amortization of $1,117,423 and $948,072 in 2017 and 2016, respectively	(11)	499,318	557,159
Deferred income taxes	(16)	39,353	68,384
Other long-term assets (of which $17,713 and $13,067 in 2017 and 2016 due from related parties, respectively)	(10, 13, 22)	344,647	282,909
Total long-term assets		3,390,543	3,270,625
Total assets		$5,038,516	$4,308,194

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		As of December 31,
	Note	2017	2016
Liabilities and equity
Current liabilities:
Accounts payable	(22)	$59,205	$51,218
Accrued and other current liabilities (of which $9,028 and $3,926 due to related parties in 2017 and 2016, respectively)	(10, 22)	244,114	230,305
Income taxes payable		21,473	26,906
Total current liabilities		324,792	308,429
Long-term liabilities:
Long-term debt, net of current portion	(15)	1,758,258	1,067,096
Deferred income taxes	(16)	76,727	40,621
Other long-term liabilities (of which $3,075 and $5,889 due to related parties in 2017 and 2016, respectively)	(10, 13, 22)	337,743	284,952
Total long-term liabilities		2,172,728	1,392,669
Commitments and contingencies	(19)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 230,829 and 239,707 shares in 2017 and 2016, respectively		2,702	2,812
Additional paid-in capital		1,630,095	1,794,665
Retained earnings		1,247,945	1,263,464
Accumulated other comprehensive loss	(17)	(220,759)	(333,839)
Less treasury shares, at cost— 4,272 and 5,147 shares in 2017 and 2016, respectively	(17)	(118,987)	(120,006)
Total equity		2,540,996	2,607,096
Total liabilities and equity		$5,038,516	$4,308,194

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

		Years ended December 31,
	Note	2017	2016	2015
Net sales	(3, 4, 22)	$1,417,536	$1,337,991	$1,280,986
Cost of sales		494,975	493,338	454,328
Gross profit		922,561	844,653	826,658
Operating expenses:
Research and development	(3)	154,084	149,841	146,830
Sales and marketing		375,562	376,321	359,598
General and administrative, restructuring, integration and other	(3)	200,098	180,573	102,066
Acquisition-related intangible amortization		39,398	39,091	38,666
Total operating expenses		769,142	745,826	647,160
Income from operations		153,419	98,827	179,498
Other income (expense):
Interest income		10,645	6,776	4,753
Interest expense		(49,685)	(39,022)	(37,396)
Other expense, net	(6)	(4)	(9,673)	(10,552)
Total other expense, net		(39,044)	(41,919)	(43,195)
Income before income taxes		114,375	56,908	136,303
Income taxes	(3, 16)	73,981	(23,395)	6,401
Net income		40,394	80,303	129,902
Net loss attributable to noncontrolling interest		—	(101)	(246)
Net income attributable to the owners of QIAGEN N.V.		$40,394	$80,404	$130,148
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.18	$0.34	$0.56
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.17	$0.34	$0.55

Weighted-average common shares outstanding
Basic	(18)	228,074	234,800	233,483
Diluted	(18)	233,009	238,993	238,647

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

		Years ended December 31,
	Note	2017	2016	2015
Net income		$40,394	$80,303	$129,902
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) Gains on cash flow hedges, before tax	(13)	(50,067)	(3,969)	5,337
Reclassification adjustments on cash flow hedges, before tax	(13)	26,136	(6,228)	(5,273)
Cash flow hedges, before tax		(23,931)	(10,197)	64
(Losses) gains on marketable securities, before tax		(854)	(1,421)	1,215
Gains (losses) on pensions, before tax		886	929	(1,809)
Foreign currency translation adjustments, before tax		135,945	(65,910)	(124,639)
Other comprehensive income (loss), before tax		112,046	(76,599)	(125,169)
Income tax relating to components of other comprehensive income (loss)		1,034	2,562	1,140
Total other comprehensive income (loss), after tax		113,080	(74,037)	(124,029)
Comprehensive income		153,474	6,266	5,873
Comprehensive (income) attributable to noncontrolling interest		—	(545)	(146)
Comprehensive income attributable to the owners of QIAGEN N.V.		$153,474	$5,721	$5,727

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
		Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,851,404	$1,104,329	$(134,735)	(7,684)	$(167,190)	$2,656,620	$8,255	$2,664,875
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests		—	—	—	—	—	—	—	—	(6,367)	(6,367)
Net income		—	—	—	130,148	—	—	—	130,148	(246)	129,902
Unrealized loss, net on pension	(17)	—	—	—	—	(1,266)	—	—	(1,266)	—	(1,266)
Unrealized gain, net on hedging contracts	(13)	—	—	—	—	4,003	—	—	4,003	—	4,003
Realized gain, net on hedging contracts	(13)	—	—	—	—	(3,955)	—	—	(3,955)	—	(3,955)
Unrealized gain, net on marketable securities		—	—	—	—	1,215	—	—	1,215	—	1,215
Translation adjustment, net	(17)	—	—	—	—	(124,418)	—	—	(124,418)	392	(124,026)
Purchase of treasury shares	(17)	—	—	—	—	—	(842)	(20,818)	(20,818)	—	(20,818)
Issuance of common shares in connection with stock plan	(20)	—	—	—	(25,280)	—	1,824	35,596	10,316	—	10,316
Excess tax benefit of employee stock plans		—	—	3,328	—	—	—	—	3,328	—	3,328
Share-based compensation	(20)	—	—	23,761	—	—	—	—	23,761	—	23,761
Proceeds from subscription receivables		—	—	97	—	—	—	—	97	—	97
Redemption of subscription receivables		—	—	(112,995)	—	—	—	—	(112,995)	—	(112,995)
BALANCE AT DECEMBER 31, 2015		239,707	$2,812	$1,765,595	$1,209,197	$(259,156)	(6,702)	$(152,412)	$2,566,036	$2,034	$2,568,070
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests		—	—	—	—	—	—	—	—	(2,624)	(2,624)
Acquisition of Exiqon A/S	(5)	—	—	—	—	—	—	—	—	5,519	5,519
Acquisition of Exiqon A/S shares from noncontrolling interests	(5)	—	—	—	—	—	—	—	—	(5,474)	(5,474)
Net income		—	—	—	80,404	—	—	—	80,404	(101)	80,303
Unrealized gain, net on pension	(17)	—	—	—	—	650	—	—	650	—	650
Unrealized loss, net on hedging contracts	(13)	—	—	—	—	(2,977)	—	—	(2,977)	—	(2,977)
Realized gain, net on hedging contracts	(13)	—	—	—	—	(4,671)	—	—	(4,671)	—	(4,671)
Unrealized loss, net on marketable securities	(10)	—	—	—	—	(1,371)	—	—	(1,371)	—	(1,371)
Translation adjustment, net	(17)	—	—	—	—	(66,314)	—	—	(66,314)	646	(65,668)
Issuance of common shares in connection with stock plan	(20)	—	—	—	(26,137)	—	1,555	32,406	6,269	—	6,269
Excess tax benefit of employee stock plans		—	—	782	—	—	—	—	782	—	782
Share-based compensation	(20)	—	—	28,288	—	—	—	—	28,288	—	28,288
BALANCE AT DECEMBER 31, 2016		239,707	$2,812	$1,794,665	$1,263,464	$(333,839)	(5,147)	$(120,006)	$2,607,096	$—	$2,607,096
Capital repayment	(17)	(8,878)	(110)	(244,319)	—	—	191	—	(244,429)	—	(244,429)
Issuance of warrants	(17)	—	—	45,307	—	—	—	—	45,307	—	45,307
Net income		—	—	—	40,394	—	—	—	40,394	—	40,394
Unrealized gain, net on pension	(17)	—	—	—	—	620	—	—	620	—	620
Unrealized loss, net on hedging contracts	(13)	—	—	—	—	(42,489)	—	—	(42,489)	—	(42,489)
Realized loss, net on hedging contracts	(13)	—	—	—	—	19,602	—	—	19,602	—	19,602
Unrealized loss, net on marketable securities	(10)	—	—	—	—	(786)	—	—	(786)	—	(786)
Translation adjustment, net	(17)	—	—	—	—	136,133	—	—	136,133	—	136,133
Purchase of treasury shares	(17)	—	—	—	—	—	(1,909)	(60,970)	(60,970)	—	(60,970)

Issuance of common shares in connection with stock plan	(20)	—	—	—	(55,913)	—	2,593	61,989	6,076	—	6,076
Share-based compensation	(20)	—	—	34,442	—	—	—	—	34,442	—	34,442
BALANCE AT DECEMBER 31, 2017		230,829	$2,702	$1,630,095	$1,247,945	$(220,759)	(4,272)	$(118,987)	$2,540,996	$—	$2,540,996
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in thousands)	Note	2017	2016	2015
Cash flows from operating activities:
Net income		$40,394	$80,303	$129,902
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		216,448	213,056	191,473
Non-cash impairments	(6)	5,137	44,399	5,471
Amortization of debt discount and issuance costs		24,773	20,451	19,955
Share-based compensation expense	(20)	34,442	28,288	23,760
Excess tax benefits from share-based compensation		—	(782)	(3,328)
Deferred income taxes	(16)	60,176	(63,981)	(32,280)
Loss on early redemption of debt	(15)	—	—	7,564
Loss (gain) on marketable securities		1,055	(1,360)	6,039
Reversals of contingent consideration	(14)	(3,269)	(6,501)	(5,225)
Other items, net including fair value changes in derivatives		(4,521)	19,435	2,609
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(34,165)	(12,238)	(24,764)
Inventories	(3)	(21,633)	(20,346)	(33,194)
Prepaid expenses and other current assets	(8)	(5,245)	6,640	52,315
Other long-term assets		(16,786)	3,549	2,730
Accounts payable		4,321	(1,466)	7,732
Accrued and other current liabilities	(12)	2,828	10,618	(25,570)
Income taxes	(16)	(41,266)	13,483	(4,242)
Other long-term liabilities		24,090	8,054	(3,450)
Net cash provided by operating activities		286,779	341,602	317,497
Cash flows from investing activities:
Purchases of property, plant and equipment		(90,081)	(74,536)	(97,778)
Proceeds from sale of equipment		42	63	103
Purchases of intangible assets		(34,324)	(19,388)	(19,703)
Purchases of investments		(4,777)	(23,448)	(6,053)
Cash paid for acquisitions, net of cash acquired	(5)	(50,549)	(90,490)	(66,930)
Purchases of short-term investments	(7)	(450,564)	(496,304)	(317,570)
Proceeds from sales of short-term investments	(7)	189,006	533,847	367,714
Cash paid for collateral asset	(13)	(20,707)	(1,200)	—
Other investing activities		(2,310)	(7,600)	(5,983)
Net cash used in investing activities		(464,264)	(179,056)	(146,200)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(15)	329,875	—	—
Proceeds from issuance of cash convertible notes, net of issuance costs	(15)	394,391	—	(86)
Purchase of call option related to cash convertible notes	(15)	(73,646)	—	—
Proceeds from issuance of warrants, net of issuance costs	(17)	45,396	—	—
Capital repayment	(17)	(243,945)	—	—
Repayment of long-term debt	(15)	—	(6,738)	(251,868)
Principal payments on capital leases		(1,402)	(1,322)	(1,079)
Excess tax benefits from share-based compensation		—	782	3,328
Proceeds from issuance of common shares		6,075	6,269	10,316
Purchase of treasury shares	(17)	(60,970)	—	(20,818)
Other financing activities		(8,587)	(9,595)	1,594
Net cash provided by (used in) financing activities		387,187	(10,604)	(258,613)
Effect of exchange rate changes on cash and cash equivalents		8,832	(2,773)	(15,340)
Net increase (decrease) in cash and cash equivalents		218,534	149,169	(102,656)
Cash and cash equivalents, beginning of period		439,180	290,011	392,667
Cash and cash equivalents, end of period		$657,714	$439,180	$290,011
Supplemental cash flow disclosures:
Cash paid for interest		$20,252	$18,227	$20,799
Cash paid for income taxes		$40,499	$22,670	$34,441
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$88	$113	$231
Intangible assets acquired in non-monetary exchange		$—	$—	$5,900
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 130 countries.
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
On January 6, 2017, we acquired OmicSoft Corporation, located in Cary, North Carolina (U.S.). On June 28, 2016, we acquired Exiqon A/S, located in Vedbaek, Denmark and on November 20, 2015, we acquired MO BIO Laboratories, Inc., located in Carlsbad, California. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.
Certain prior year amounts related to deferred taxes have been reclassified in Note 16 Income Taxes and the Consolidated Statements of Cash Flows. Certain prior year amounts related to restructuring costs have been reclassified to conform to the current year presentation. For the year ended December 31, 2016, $26.3 million and $25.0 million costs were reclassified out of research and development and sales and marketing, respectively, to general and administrative, restructuring, integration and other. These reclassifications had no effect on income from operations.

2. Effects of New Accounting Pronouncements
Adoption of New Accounting Standards
The following new FASB Accounting Standards Updates (ASU) were effective for the year ended December 31, 2017.
ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory requires in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of ASU 2015-11 did not have a material impact on our consolidated financial statements.

ASU 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The new guidance had no impact on our consolidated financial statements.
ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance became effective for us on January 1, 2017. The impact of the adoption of ASU 2016-09 is limited to the recording of any windfall or shortfall benefit directly to the tax provision and the reclassification of certain items in our statement of cash flows. We will continue estimating stock-based compensation award forfeitures in determining the amount of compensation cost to be recognized each period. As a result of this adoption, we expect volatility in our effective tax rate as any windfall or shortfall tax benefits related to our share-based compensation will be recorded directly into our results of operations. Additionally, excess tax benefits after adoption are classified as cash flows from operating activities instead of cash flows from financing activities. We adopted this standard on a prospective basis and during 2017, $5.2 million of excess tax benefit was recognized directly to the tax provision and classified as cash flows from operating activities.
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
We will adopt this standard on its effective date, January 1, 2018 using the modified retrospective method. The new standard is largely consistent with the existing guidance and current practices applied by our business and we do not expect a material impact on our existing revenue accounting policies. The new standard also requires additional disclosures including quantitative and qualitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows from customer contracts.  The Company is in the process of finalizing changes to support recognition and disclosure under the new revenue standard.
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
The amendments will become effective for our financial statements beginning in the first quarter of 2018 and require adoption using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The implementation of the amendments is expected to increase the volatility of net income as gains or losses in future periods will be recognized in net income; however the extent of any volatility will be dependent upon the significance of the equity investments at the time of adoption. At December 31, 2017, we had a net unrealized loss of $0.9 million net of tax, and at December 31, 2016, we had a net unrealized loss, net of tax, of $0.2 million from equity investments recorded in equity, respectively.
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
We will adopt ASU 2016-15 on January 1, 2018. We will be required to apply this ASU using a retrospective transition method to each period presented other than for issues where application would be impracticable in which case we will be permitted to apply the amendments for those issues prospectively as of the earliest date practicable. We do not expect any material impact from the adoption of ASU 2016-15 on our consolidated financial statements.
ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We will adopt ASU 2016-16 on January 1, 2018 without material impact.
ASU 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The amendments in this update should be applied using a retrospective transition method to each period presented. This update is effective for us on January 1, 2018. There is no impact from the adoption of ASU 2016-18 on our consolidated financial statements other than the effect of a retrospective adjustment for the $6.3 million restricted cash balance held as of January 1, 2016 in the comparative Consolidated Statements of Cash Flows.
ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. We adopted this update beginning January 1, 2018.
ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The guidance is effective for us prospectively for annual periods beginning on January 1, 2018.

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
ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, will make more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance will become effective for us beginning on January 1, 2019 by applying a modified retrospective approach to existing hedging relationship as of the adoption date. Under the modified retrospective approach, entities with cash flow or net investment hedges will make (1) a cumulative-effect adjustment to accumulated other comprehensive income so that the adjusted amount represents the cumulative change in the hedging instruments’ fair value since hedge inception (less any amounts that should have been recognized in earnings under the new accounting model) and (2) a corresponding adjustment to opening retained earnings as of the most recent period presented on the date of adoption. We are currently evaluating the potential impact ASU 2017-12 may have on our consolidated financial statements.
First Quarter of 2020
ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance will become effective for us by applying the standard's provisions as a cumulative-effect adjustment to retained earnings beginning on January 1, 2020. We are currently evaluating the potential impact ASU 2016-13 may have on our consolidated financial statements.
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other expense, net. The net (loss) gain on foreign currency transactions was $(3.3) million, less than $0.1 million, and $(0.5) million in 2017, 2016 and 2015, respectively, and is included in other expense, net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2017	2016	2017	2016	2015
Euro (EUR)	1.1993	1.0541	1.1292	1.1068	1.1100
Pound Sterling (GBP)	1.3517	1.2312	1.2882	1.3560	1.5286
Swiss Franc (CHF)	1.0249	0.9816	1.0156	1.0153	1.0406
Australian Dollar (AUD)	0.7815	0.7222	0.7666	0.7439	0.7522
Canadian Dollar (CAD)	0.7975	0.7430	0.7710	0.7552	0.7836
Japanese Yen (JPY)	0.0089	0.0085	0.0089	0.0092	0.0083
Chinese Yuan (CNY)	0.1537	0.1440	0.1480	0.1506	0.1592
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
Warranty
We provide warranties on our products against defects in materials and workmanship for a period of 1 year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other current liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)	Total
BALANCE AT DECEMBER 31, 2015	$2,637
Provision charged to cost of sales	3,562
Usage	(2,936)
Adjustments to previously provided warranties, net	(424)
Currency translation	(60)
BALANCE AT DECEMBER 31, 2016	$2,779
Provision charged to cost of sales	3,024
Usage	(2,859)
Adjustments to previously provided warranties, net	(54)
Currency translation	161
BALANCE AT DECEMBER 31, 2017	$3,051
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2017, 2016 and 2015, shipping and handling costs totaled $28.6 million, $26.5 million and $26.2 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2017, 2016 and 2015 were $7.2 million, $8.4 million and $7.2 million, respectively.

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
Share-Based Payments
Compensation cost for all share-based payments is recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period. During 2016 we made a change in accounting principle to move from a straight-line attribution method for expense recognition to an accelerated attribution method.
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

(in thousands)	2017	2016
Cash at bank and on hand	$139,597	$137,615
Short-term bank deposits	518,117	301,565
Cash and Cash Equivalents	$657,714	$439,180
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
Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2017, 2016 and 2015, write-offs of accounts receivable totaled $3.2 million, $1.6 million and $2.0 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $3.1 million, $2.1 million and $2.1 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
Inventories
Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2017 and 2016:

(in thousands)	2017	2016
Raw materials	$23,717	$29,402
Work in process	33,153	28,123
Finished goods	99,057	79,027
Total inventories, net	$155,927	$136,552
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
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the years ended December 31, 2016 and 2015, we recorded intangible asset impairments of $21.4 million and $0.2 million, respectively. Intangible asset impairments recorded during the year ended December 31, 2016 are further discussed in Note 6 Restructuring.
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2017, 2016 and 2015, goodwill has not been impaired. As discussed in Note 6 Restructuring, in 2016 we recorded a $2.6 million disposal of goodwill associated to the 2016 restructuring initiative.
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
We consider whether the fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. For the year ended December 31, 2017 and 2015, we recorded total impairments to cost method investments of $5.1 million and $2.2 million, respectively, in other expense, net. In 2016, we recorded an impairment to an equity method investment of $8.3 million in other expense, net.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the year ended 2016, in connection with the restructuring discussed in Note 6, we recorded asset impairment charges of $10.9 million, of which $10.8 million is recorded in general and administrative, restructuring, integration and other expense and $0.1 million is recorded in cost of sales. In 2015, we recorded asset impairment charges of $3.1 million in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain software projects following the acquisition of MO BIO.

4. Segment Information
Considering the acquisition made during 2017, we determined that we still operate as one business segment in accordance with FASB ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2017	2016	2015
Net Sales
Consumables and related revenues	$1,242,715	$1,166,131	$1,114,580
Instrumentation	174,821	171,860	166,406
Total	$1,417,536	$1,337,991	$1,280,986
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $15.0 million, $12.4 million and $11.3 million for the years ended 2017, 2016 and 2015, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2017	2016	2015
Net Sales
Americas:
United States	$579,906	$555,676	$525,532
Other Americas	73,478	71,797	79,578
Total Americas	653,384	627,473	605,110
Europe, Middle East and Africa	462,980	428,055	409,955
Asia Pacific and Rest of World	301,172	282,463	265,921
Total	$1,417,536	$1,337,991	$1,280,986

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.7 million and $1.4 million as of December 31, 2017 and 2016, respectively.

(in thousands)	2017	2016
Long-lived assets
Americas:
United States	$148,694	$145,813
Other Americas	4,488	4,544
Total Americas	153,182	150,357
Germany	286,567	237,190
Other Europe	41,188	37,057
Asia Pacific and Rest of World	13,384	12,051
Total	$494,321	$436,655

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
2017 Acquisition
On January 6, 2017, we acquired OmicSoft Corporation, a leading provider of omics data management solutions located in Cary, North Carolina (U.S.). This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2017, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2016 Acquisitions
During the second quarter of 2016, we acquired a majority shareholding in Exiqon A/S (Exiqon), a publicly traded Danish company headquartered in Vedbaek, Denmark, which is a leading provider of RNA analysis solutions with a proprietary Locked Nucleic Acid (LNA) technology. The acquisition expands our leadership position in Sample to Insight solutions for RNA analysis. On June 28, 2016, we paid DKK 627.4 million ($95.2 million) for approximately 94.52% of the outstanding Exiqon common shares. On the acquisition date, the fair value of the remaining shares was $5.5 million. The fair value of this noncontrolling share was based on reference to quoted market values of Exiqon stock. During the year ended December 31, 2016, we acquired the remaining Exiqon shares for $5.5 million in cash, which is included in other financing activities in the accompanying consolidated statements of cash flows and as of December 31, 2016 we held 100% of Exiqon's shares. For the year ended December 31, 2016, acquisition-related costs of $6.3 million are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income.
The final purchase price allocation as of December 31, 2017 did not differ from the preliminary purchase price allocation as of June 30, 2016 other than a $9.4 million increase in developed technology, a $9.2 million increase in deferred tax asset on tax loss carry forwards, a $2.8 million decrease in customer relationships, a $1.2 million increase of long-term deferred tax liability, a $0.4 million increase in prepaid expenses and other current assets and an additional $0.3 million increase of other opening balance sheet liabilities. The corresponding impact for these adjustments was a decrease to goodwill of $14.7 million.

(in thousands)	Exiqon acquisition

Purchase Price:
Cash consideration	$95,163
Fair value of remaining shares	5,519
$100,682

Final Allocation:
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

6. Restructuring
2017 Restructuring
During the fourth quarter of 2017, we initiated restructuring initiatives to mitigate the negative impacts stemming from the U.S. tax legislation as further discussed in Note 16. Total pre-tax costs are expected to be between $22.8 million and $24.8 million, of which $13.8 million was incurred in 2017. Future pre-tax costs between $9.0 million to $11.0 million are expected to be incurred in 2018 primarily related to personnel and other costs.
The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Consulting Costs	Total
Costs incurred in 2017	$6,174	$4,583	$10,757
Foreign currency translation adjustment	48	2	50
Liability at December 31, 2017	$6,222	$4,585	$10,807
The Personnel Related and Consulting Costs are included within general and administrative, restructuring, integration and other and an additional $3.0 million of inventory write-offs is included in cost of sales in the accompanying consolidated statement of income for the year ended December 31, 2017. The liability of $10.8 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet at December 31, 2017.
2016 Restructuring
During the fourth quarter of 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently in the coming years. Measures include simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. No additional costs will be incurred related to this program. Cumulative costs for this program are as follows:

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Asset Impairments & Disposals	Total
Cost of sales	$1,222	$205	$43	$10,490	$11,960
General and administrative, restructuring, integration and other	17,998	6,960	8,272	22,963	56,193
Other expense, net	—	—	—	10,946	10,946
Total 2016 costs	$19,220	$7,165	$8,315	$44,399	$79,099
Cost of sales	$1,141	$—	$238	$—	$1,379
General and administrative, restructuring, integration and other	$8,399	$350	$9,612	$—	$18,361
Total 2017 costs	$9,540	$350	$9,850	$—	$19,740
Total cumulative costs	$28,760	$7,515	$18,165	$44,399	$98,839
Personnel Related expenses during 2017 and 2016 includes reductions in costs of $0.7 million and $2.0 million, respectively, as a result of forfeitures of share-based compensation in connection with terminations. During the year ended December 31, 2016, Asset Impairments and Disposals include $21.4 million for intangible asset impairments, $10.9 million for fixed asset abandonments, and $1.1 million primarily in connection with the write-off of prepaid contract costs. The total $10.9 million of expense included in other expense, net in the accompanying consolidated statements of income is composed of $8.3 million associated with an impairment of an equity method investment and a disposal of goodwill of $2.6 million.
The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Costs incurred in 2016	$21,252	$7,165	$8,315	$36,732
Payments	(2,742)	(601)	(2,391)	(5,734)
Facility deferred rent reclassified to restructuring liability	—	1,326	—	1,326
Foreign currency translation adjustment	(30)	(8)	19	(19)
Liability at December 31, 2016	$18,480	$7,882	$5,943	$32,305
Additional costs in 2017	13,357	1,798	9,883	25,038
Release of excess accrual	(3,083)	(1,448)	(30)	(4,561)
Payments	(25,586)	(7,478)	(14,887)	(47,951)
Facility deferred rent reclassified to restructuring liability	—	241	—	241
Foreign currency translation adjustment	1,126	57	157	1,340
Liability at December 31, 2017	$4,294	$1,052	$1,066	$6,412

At December 31, 2017, $5.6 million of the liability is included in accrued and other current liabilities and $0.8 million is included in other-long term liabilities in the accompanying consolidated balance sheet. At December 31, 2016, $27.6 million of the liability is included in accrued and other current liabilities and $4.7 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
2014 Restructuring
During the fourth quarter of 2014, we recorded restructuring charges in connection with the acquisition of Enzymatics and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN's strategic focus on its five growth drivers. No additional costs were incurred subsequent to 2014 related to this program.
The following table summarizes the components of the restructuring costs.

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

7. Short-Term Investments
At December 31, 2017 and 2016, we had $359.2 million and $89.3 million, respectively, of loan receivables and commercial paper due from financial institutions. These loan receivables and commercial paper are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2017, these loans consist of $308.2 million and €42.5 million ($51.0 million as of December 31, 2017) which mature at various dates through December 2018. All instruments that have an original tenor of more than 12 months include redemption rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may redeem the loans at our discretion.
At December 31, 2016, we had €3.5 million ($3.7 million) in term deposits which matured in August 2017. The deposits could be withdrawn at the end of each quarter without penalty and were therefore classified as current assets in the accompanying consolidated balance sheets.
For the years ended December 31, 2017, 2016 and 2015, proceeds from sales of short term investments totaled $189.0 million, $533.8 million and $367.7 million, respectively. During the years ended December 31, 2017 and 2016, realized gains totaled $1.1 million and $1.4 million, respectively. During the year ended December 31, 2015, realized losses totaled $6.0 million.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2017 and 2016:

(in thousands)	2017	2016
Prepaid expenses	$41,775	$35,529
Cash collateral	21,907	1,200
Value added tax	17,870	14,985
Other receivables	15,902	9,699
Fair value of derivative instruments	9,033	5,386
Total prepaid expenses and other current assets	$106,487	$66,799

9. Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2017 and 2016:

(in thousands)	Estimated useful life (in years)	2017	2016
Land	—	$18,188	$16,327
Buildings and improvements	5-40	328,938	301,092
Machinery and equipment	3-10	299,175	257,349
Computer software	3-7	243,809	176,227
Furniture and office equipment	3-10	103,257	89,560
Construction in progress	—	65,542	47,260
		1,058,909	887,815
Less: Accumulated depreciation and amortization		(564,588)	(451,160)
Property, plant and equipment, net		$494,321	$436,655
Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2017 and 2016, respectively. For the years ended December 31, 2017, 2016 and 2015 depreciation and amortization expense totaled $82.5 million, $75.1 million and $59.5 million, respectively. For the years ended December 31, 2017, 2016 and 2015 amortization related to computer software to be sold, leased or marketed totaled $13.9 million, $9.3 million and $5.1 million, respectively.
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
Repairs and maintenance expense was $12.7 million, $13.0 million and $15.4 million in 2017, 2016 and 2015, respectively. For the year ended December 31, 2017 and 2016, construction in progress primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2017, 2016 and 2015, interest capitalized in connection with construction projects was not significant.

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

Equity Method Investments
A summary of these equity method investments, which are included in other long-term assets in the consolidated balance sheets, is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)	Ownership Percentage	2017	2016	2017	2016	2015
PreAnalytiX GmbH	50.00%	$7,562	$3,519	$3,818	$3,067	$1,878
Biotype Innovation GmbH	24.90%	3,821	3,339	39	(335)	(595)
MAQGEN Biotechnology Co., Ltd	40.00%	3,285	—	(542)	—	—
Pyrobett	19.00%	2,639	2,444	195	333	(600)
Hombrechtikon Systems Engineering AG	19.00%	1,155	1,524	(346)	—	—
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	0.00%	—	—	—	(244)	(107)
QIAGEN Finance	100.00%	—	—	—	—	85
		$18,462	$10,826	$3,164	$2,821	$661
During 2017, we acquired a 40% interest in MAQGEN Biotechnology Co., Ltd. for $4.0 million and a commitment to contribute an additional $8.0 million in future periods. Also, during 2017, we sold our interest in QIAGEN (Suzhou) Institute of Translation Research Co., Ltd., which had no book value at the time of sale, for $3.5 million and recorded a corresponding gain in other expense, net in the accompanying statement of income.
In connection with the 2016 restructuring activities discussed in Note 6, in 2016 we transferred the research and development activities of our instrumentation business to a new company, Hombrechtikon Systems Engineering AG (HSE), in which we acquired a 19.0% interest for a total obligation of $9.8 million payable over three years. As of December 31, 2017 and 2016, $3.1 million and $3.9 million, respectively, were included in accrued and other current liabilities and $3.1 million and $5.9 million, respectively, were included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance of HSE. Therefore, HSE is not consolidated. In 2016, we recorded an impairment of the investment in HSE of $8.3 million in other expense, net. As of December 31, 2017 and 2016, the investment had a carrying value of $1.2 million and $1.5 million, respectively, which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss.
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
Cost Method Investments
At December 31, 2017 and 2016, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $33.6 million and $38.2 million, respectively, which are included in other long-term assets in the consolidated balance sheets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During the years ended December 31, 2017, and 2016, we made cost-method investments totaling $0.3 million, and $20.5 million, respectively. In 2017 and 2015, we recorded total impairments to cost method investments of $5.1 million and $2.2 million, respectively, in other expense, net. In 2016, we converted a $0.6 million short-term loan into additional ownership interest of a cost-method investment.
Marketable Equity Securities

During 2016, we made an investment in HTG Molecular Diagnostics, Inc. (HTGM), a publicly traded company. At December 31, 2017, we held 833,333 shares with a cost basis of $2.0 million. As of December 31, 2017 and 2016, the fair market value of these shares was $1.7 million and $1.9 million, respectively. During 2017, we purchased a convertible loan from HTGM as further discussed in Note 22. Additionally, our former cost-method investment in Curetis AG was reclassified as a long-term marketable security during 2015 upon the completed IPO of its Dutch holding company, Curetis N.V. At December 31, 2017, we hold 320,424 shares of Curetis N.V. with a cost basis of $2.3 million and a fair market value of $1.5 million. We held 320,712 shares with a cost basis of $2.3 million and a fair value of $2.2 million as of December 31, 2016. These marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2017 and 2016:

		2017		2016
(in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	9.41	$407,635	$(280,434)	$373,609	$(233,406)
Developed technology	11.82	771,893	(544,633)	708,825	(469,312)
Customer base, trademarks, and non-compete agreements	10.28	437,213	(292,356)	422,797	(245,354)
	10.76	$1,616,741	$(1,117,423)	$1,505,231	$(948,072)
Unamortized Intangible Assets:
Goodwill		$2,012,904		$1,925,518

The changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

(in thousands)	Intangibles	Goodwill
BALANCE AT DECEMBER 31, 2015	$636,421	$1,875,698
Additions	70,937	—
Purchase adjustments	(321)	316
Additions from acquisitions	23,700	76,807
Amortization	(137,949)	—
Disposals	(29)	(2,650)
Impairment losses	(21,423)	—
Foreign currency translation adjustments	(14,177)	(24,653)
BALANCE AT DECEMBER 31, 2016	$557,159	$1,925,518
Additions	15,527	—
Additions from acquisitions	28,700	26,934
Amortization	(133,797)	—
Disposals	(897)	—
Foreign currency translation adjustments	32,626	60,452
BALANCE AT DECEMBER 31, 2017	$499,318	$2,012,904
Amortization expense on intangible assets totaled approximately $133.8 million, $137.9 million and $132.0 million, respectively, for the years ended December 31, 2017, 2016 and 2015.
In 2016, we recorded an intangible asset abandonment charge of $21.4 million related to the discontinuation of existing technologies in connection with the 2016 restructuring discussed more fully in Note 6. Of this abandonment charge, $10.3 million is included in cost of sales and $11.1 million is included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income.

Cash paid for purchases of intangible assets during the year ended December 31, 2017 totaled $34.3 million, of which $16.5 million is related to current year payments for licenses that were accrued as of December 31, 2016 and $5.8 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet. Intangible asset additions of $15.5 million includes $12.0 million of cash paid during the year ended December 31, 2017, together with $3.5 million of additions which were previously recorded as prepayments. Cash paid for intangible assets during the year ended December 31, 2016 totaled $19.4 million of which $3.9 million is related to prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible asset additions of $70.9 million includes $15.5 million of cash paid during the year ended December 31, 2016, together with $7.1 million of additions which were previously recorded as prepayments and $48.4 million of additions which were accrued as of December 31, 2016. Of the accrued additions in 2016, $46.3 million related to licenses for which fixed payments are expected to occur through the end of the license term in 2024.
The changes in the carrying amount of goodwill during the years ended December 31, 2017 and 2016 resulted primarily from changes in foreign currency translation together with acquired goodwill from the 2017 acquisition of OmicSoft and the 2016 acquisition of Exiqon discussed in Note 5. Additionally, $2.6 million of goodwill was disposed of in connection with the transfer of the research and development activities of our instrumentation business as part of the 2016 restructuring program discussed in Note 6.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2018	$114,009
2019	$92,717
2020	$65,503
2021	$56,214
2022	$40,692

12. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2017 and 2016 consist of the following:

(in thousands)	2017	2016
Accrued expenses and other liabilities	$85,986	$74,245
Payroll and related accruals	63,525	54,772
Deferred revenue	49,357	44,629
Restructuring	14,667	27,590
Accrued contingent consideration and milestone payments	11,539	2,957
Accrued royalties	6,714	7,801
Accrued interest on long-term debt	5,543	4,239
Cash collateral	3,000	6,984
Fair value of derivative instruments	2,424	6,089
Current portion of capital lease obligations	1,359	999
Total accrued and other current liabilities	$244,114	$230,305

13. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2017, cash collateral positions consisted of $3.0 million recorded in accrued and other current liabilities and $21.9 million recorded in prepaid and other current assets in the accompanying consolidated balance sheet. As of December 31, 2016, we had a liability position of $7.0 million recorded in accrued and other current liabilities and $1.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 15. Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2017 is $19.8 million. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2017.
As of December 31, 2017 and 2016, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2017 and in 2016, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2017, we expect approximately $10.7 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
As of December 31, 2017 and 2016, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2017 and 2016, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of $180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2017, the €180.0 million notional swap amount had a fair value of $28.9 million recorded in other-long term liabilities and a related interest receivable of $1.2 million recorded in prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $1.4 million and accrued and unpaid interest of $1.7 million which recorded in other long-term assets and prepaid expenses and other current assets, respectively, in the accompanying consolidated balance sheet.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2017, the $200.0 million notional swap amount had a fair value of $0.9 million and accrued and unpaid interest of $0.3 million which are recorded in other long-term assets and prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $3.1 million and accrued and unpaid interest of $0.6 million which are recorded in other long-term assets and prepaid expenses and other current assets, respectively, in the accompanying balance sheet.
Call Options
We entered into Call Options in 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered in connection with the 2019 and 2021 Cash Convertible Notes, which are more fully described in Note 15. We used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay.

During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017.
In both transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 notes) for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 14. The fair value of the Call Options at December 31, 2017 and 2016 was approximately $223.2 million and $185.8 million, respectively which is recorded in other long-term assets in the accompanying consolidated balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other expense, net. For the years ended December 31, 2017 and 2016, the changes in the fair value of the Call Options resulted in gains of $37.4 million and $16.7 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other expense, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion options, refer to Note 14. The fair value of the embedded cash conversion options at December 31, 2017 and 2016 was approximately $224.3 million and $187.5 million, respectively, which is recorded in other long-term liabilities in the accompanying balance sheet. For the years ended December 31, 2017 and 2016 the change in the fair value of the embedded cash conversion options resulted in losses of $36.7 million and $16.6 million, respectively, recognized in our consolidated statements of income in other expense, net.
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
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2017, an aggregate notional value of $587.3 million and fair values of $7.5 million and $2.4 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expire at various dates through March 2018. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2016, an aggregate notional value of $347.6 million and fair values of $3.2 million and $6.1 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expired at various dates through December 2017. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net.

Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2017 and 2016:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	2017	2016	2017	2016
Derivative instruments designated as hedges
Interest rate contracts	$2,409	$6,655	$(28,942)	$—
Total derivative instruments designated as hedges	$2,409	$6,655	$(28,942)	$—
Undesignated derivative instruments
Call spread overlay	$223,164	$185,750	$(224,286)	$(187,546)
Foreign exchange contracts	7,480	3,154	(2,424)	(6,089)
Total derivative instruments	$230,644	$188,904	$(226,710)	$(193,635)
Gains and Losses on Derivative Instruments
The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2017, 2016 and 2015:

Year-Ended December 31, 2017 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain/loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Non-derivative instruments
Net investment hedge	$(19,757)	Other expense, net	$—	n/a

Cash flow hedges
Interest rate contracts	$(30,310)	Other expense, net	$26,136	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$(2,199)

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$1,573
Foreign exchange contracts	n/a	Other expense, net	n/a	11,813
				$13,386

Year-Ended December 31, 2016 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$(3,969)	Other expense, net	$(6,228)	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$(1,930)

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$118
Foreign exchange contracts	n/a	Other expense, net	n/a	(6,072)
				$(5,954)

Year-Ended December 31, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$5,337	Other expense, net	$(5,273)	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$1,691

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$(171)
Foreign exchange contracts	n/a	Other expense, net	n/a	$21,434
				$21,263
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
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 10, which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 15, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. There have been no transfers between levels.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 15, "Lines of Credit and Debt", and Note 13, "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
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
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2017				As of December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$—	$359,198	$—	$359,198	$3,699	$89,300	$—	$92,999
Marketable securities	3,208	—	—	3,208	4,064	—	—	4,064
Call option	—	223,164	—	223,164	—	185,750	—	185,750
Foreign exchange contracts	—	7,480	—	7,480	—	3,154	—	3,154
Interest rate contracts	—	2,409	—	2,409	—	6,655	—	6,655
	$3,208	$592,251	$—	$595,459	$7,763	$284,859	$—	$292,622
Liabilities:
Foreign exchange contracts	$—	$(2,424)	$—	$(2,424)	$—	$(6,089)	$—	$(6,089)
Interest rate contracts	—	(28,942)	—	(28,942)	—	—	—	—
Cash conversion option	—	(224,286)	—	(224,286)	—	(187,546)	—	(187,546)
Contingent consideration	—	—	(11,539)	(11,539)	—	—	(8,754)	(8,754)
	$—	$(255,652)	$(11,539)	$(267,191)	$—	$(193,635)	$(8,754)	$(202,389)
For liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2017 and 2016:

(in thousands)	Contingent Consideration
BALANCE AT DECEMBER 31, 2015	$(17,678)
Additions from acquisitions	(692)
Payments	3,120
Gain included in earnings	6,501
Foreign currency translation adjustments	(5)
BALANCE AT DECEMBER 31, 2016	$(8,754)
Additions	(10,954)
Payments	4,900
Gain included in earnings	3,269
BALANCE AT DECEMBER 31, 2017	$(11,539)
For the year ended December 31, 2017, the total $11.5 million accrued for contingent consideration is accrued and other current liabilities. During 2017 and 2016, gains for the reduction in the fair value of contingent consideration related to unmet milestones of $3.3 million and $6.5 million were recognized in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income.
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2017 and 2016 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10.

15. Lines of Credit and Debt
Our credit facilities available and undrawn at December 31, 2017 total €426.6 million (approximately $511.6 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2017 or at December 31, 2016, and four other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of December 31, 2017 or as of December 31, 2016. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2017 and 2016, $0.9 million and $1.0 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2017. The credit facilities are for general corporate purposes.
At December 31, 2017 and December 31, 2016, total long-term debt, net of debt issuance costs of $12.4 million and $8.1 million, respectively, consists of the following:

(in thousands)	2017	2016
0.375% Senior Unsecured Cash Convertible Notes due 2019	$414,843	$402,806
0.875% Senior Unsecured Cash Convertible Notes due 2021	270,762	262,371
0.500% Senior Unsecured Cash Convertible Notes due 2023	322,902	—
3.19% Series A Senior Notes due October 16, 2019	72,742	73,408
3.75% Series B Senior Notes due October 16, 2022	300,276	301,601
3.90% Series C Senior Notes due October 16, 2024	26,921	26,910
Schuldschein Private Placement	349,812	—
Total long-term debt	$1,758,258	$1,067,096
The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $43.6 million, $35.8 million and $34.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.
Future maturities (stated at the carrying values) of long-term debt as of December 31, 2017 are as follows:

Year ending December 31,	(in thousands)
2018	$—
2019	487,585
2020	—
2021	311,743
2022	479,070
thereafter	479,860
$1,758,258
Cash Convertible Notes due 2019, 2021 and 2023
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt.
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2017.
We refer to the 2019 Notes, 2021 Notes and 2023 Notes, collectively as the “Cash Convertible Notes”. Interest on the Cash Convertible Notes is payable semi-annually in arrears on March 19 and September 19 of each year, at rates of 0.375%, 0.875% and 0.500% per annum for the 2019 Notes, 2021 Notes and 2023 Notes respectively, commencing on September 19, 2014 for the 2019 Notes and 2021 Notes and March 13, 2018 for the 2023 Notes. The 2019 Notes will mature on March 19, 2019, the 2021 Notes will mature on March 19, 2021 and the 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.

The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and September 18, 2020 for the 2021 Notes and from October 24, 2017 through March 13, 2023 for the 2023 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity Date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert their 2019 and 2021 Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

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

•
during the 5 business day period immediately after any 10 consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

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
Noteholders may convert their 2023 Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions)

•
during any fiscal quarter ending after September 30, 2017, if the arithmetic mean of the last reported sale prices of the Common Stock during a period of 20 consecutive trading days selected from the 30 consecutive trading days ending on and including the final trading day of the immediately preceding quarter is equal to or more than 130% of the conversion price (i.e., USD 200,000 minimum denomination divided by the applicable Conversion Ratio) applicable on the last day of such preceding quarter;

•
in the event of early redemption at the option of the Issuer of all the outstanding Notes, where the conversion date falls in the period from (and including) the date on which the notice of redemption is published up to the 10th calendar day preceding the date of such early redemption;

•
in the event of a planned distribution by the Issuer of cash, assets, securities or other property, which has a per share value greater than 25% of the arithmetic mean of the volume weighted average price (VWAP) of the Common Stock during the 20 consecutive trading day period immediately preceding the date on which the planned distribution is announced by the Issuer, at any time following such notice, which shall be at least 20 scheduled trading days prior to the ex-dividend date for such distribution, until the earlier of (i) the fifth business day immediately preceding the ex-dividend date for such distribution and (ii) the Issuer's announcement that such planned distribution will not take place;

•
in the event of certain Fundamental Changes or Make-Whole Fundamental Changes (each as described below), where the conversion date falls in the period from the 60th scheduled trading day prior to the anticipated effective date of such Fundamental Change or Make-Whole Fundamental Change (or, if later, public announcement of the same by the Issuer), until (i) the fifth business day immediately preceding the related Fundamental Change Repurchase Date, or (ii) in the case of a Make-Whole Fundamental Change that does not constitute a Fundamental Change, the 60th trading day immediately following such effective date (or, if later in either case, the 60th calendar day following the notification of such Fundamental Change or Make-Whole Fundamental Change);

•	at any time from and after the occurrence of an event of default, until such event of default has been cured or waived or the principal amount of the Notes shall have been accelerated; or

•
if a Parity Event or a Trading Price Unavailability Event, as the case may be, occurs, the period of 10 Business Days from and including the first Business Day following the relevant Trading Price Notification Date.

The Contingent Conversion Conditions in the 2019, 2021 and 2023 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2019, 2021 and 2023 Notes (i.e., the host contract). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments. As of December 31, 2017, no contingent conversion condition was triggered.
For the 2023 Notes, the initial conversion rate is 4,829.7279 shares of our common stock per $200,000 principal amount of the 2023 Notes (reflecting an initial conversion price of approximately $41.4102 per share of common stock). As adjusted by the synthetic share repurchase discussed in Note 17, the conversion rate for the 2019 Notes and 2021 Notes is 7,063.1647 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an adjusted conversion price of approximately $28.32 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event, but in no event will the Conversion Ratio exceed 6,728.6463 per $200,000 principal amount of Notes.
We may redeem the 2019, 2021 or 2023 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 13.
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five, seven and six years for the 2019 Notes, 2021 Notes and 2023 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes and 2023 Notes is 2.937%, 3.809% and 3.997%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2017, we expect the 2019 Notes, 2021 Notes and 2023 Notes to be outstanding until their respective maturity dates. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes, 2021 Notes and 2023 Notes was $498.8 million, $366.0 million and $404.8 million at December 31, 2017. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes and 2021 Notes was $485.9 million and $346.6 million, at December 31, 2016.
In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes of which $0.6 million was accrued as of December 31, 2017. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
Interest expense related to the Cash Convertible Notes was comprised of the following:

	Year-Ended December 31
(in thousands)	2017	2016
Coupon interest	$4,832	$4,238
Amortization of original issuance discount	21,377	17,503
Amortization of debt issuance costs	2,615	2,279
Total interest expense related to the Cash Convertible Notes	$28,824	$24,020
Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. During 2014, we used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay.
During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017.
The Call Options are derivative financial instruments and are discussed further in Note 13. The Warrants are equity instruments and are further discussed in Note 17.
Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants cover an aggregate of 25.8 million shares in connection with the 2019 and 2021 Notes of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration).
Concurrent with the 2023 Notes, we issued Warrants which cover 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $50.9664 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 9.7 million shares expire over a period of 50 trading days beginning on June 26, 2023. The Warrants are European-style (exercisable only upon expiration).
The Warrants that were issued with our Cash Convertible Notes discussed above, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2017. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2017 and December 31, 2016 was approximately $394.7 million and $397.1 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt and qualify for hedge accounting as fair value hedges as described in Note 13.
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 13 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2017 totaled $19.8 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2017 is as follows:

				Carrying Value as of
				December 31, 2017
Currency	Notional Amount	Interest Rate	Maturity	(in thousands)
EUR	€11.5 million	Fixed 0.4%	March 2021	$13,660
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	27,320
EUR	€21.5 million	Fixed 0.68%	October 2022	25,535
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	76,605
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,862
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	31,792
EUR	€64.0 million	Fixed 1.09%	June 2024	76,005
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	36,815
EUR	€14.5 million	Fixed 1.61%	June 2027	17,218
				$349,812
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

16. Income Taxes
On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer’s adjusted taxable income (ATI). The 2017 Tax Act also provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. For those specific income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete, a reasonable estimate was determined. We have recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions that we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act. We did not identify items for which the income tax effects of the 2017 Tax Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017. We expect to complete our analysis within the measurement period in accordance with SAB118.

Income before income taxes for the years ended December 31, 2017, 2016 and 2015 consisted of:

(in thousands)	2017	2016	2015
Pretax income in The Netherlands	$42,220	$20,695	$1,310
Pretax income from foreign operations	72,155	36,213	134,993
	$114,375	$56,908	$136,303

Income taxes for the years ended December 31, 2017, 2016 and 2015 are as follows:

(in thousands)	2017	2016	2015
Current—The Netherlands	$3,430	$6,043	$973
—Foreign	10,375	34,543	37,708
	13,805	40,586	38,681
Deferred—The Netherlands	151	188	250
—Foreign	60,025	(64,169)	(32,530)
	60,176	(63,981)	(32,280)
Total income tax expense (benefit)	$73,981	$(23,395)	$6,401
The Netherlands statutory income tax rate was 25% for the years ended December 31, 2017, 2016 and 2015. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016		2015
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$28,594	25.0%	$14,227	25.0%	$34,076	25.0%
Taxation of foreign operations, net(1)	(38,635)	(33.8)	(43,265)	(76.0)	(36,407)	(26.7)
Tax impact from permanent items	(1,586)	(1.4)	5,938	10.4	14,219	10.4
Tax impact from tax-exempt income	(1,558)	(1.4)	(3,331)	(5.9)	(5,810)	(4.3)
Tax contingencies, net(2)	23,189	20.3	1,761	3.1	1,163	0.9
Taxes due to changes in tax rates(3)	12,958	11.3	399	0.7	(836)	(0.6)
Stock Compensation(4)	(5,237)	(4.6)	—	—	—	—
Government incentives and other deductions(5)	(4,949)	(4.3)	(2,543)	(4.5)	(2,754)	(2.0)
Prior year taxes	(2,319)	(2.0)	1,411	2.5	(1,201)	(0.9)
Valuation allowance(3)	62,644	54.8	1,521	2.7	3,450	2.5
Other items, net	880	0.8	487	0.9	501	0.4
Total income tax expense (benefit)	$73,981	64.7%	$(23,395)	(41.1)%	$6,401	4.7%
  ____________________
(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operations and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. Additionally in 2016, in certain foreign jurisdictions (primarily Germany and the U.S.), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions.
(2) During 2017, we increased accruals for tax contingencies, primarily related to ongoing income tax audits.
(3) During 2017, we revalued our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% as a result of U.S. tax reform. Additionally, we recorded a full valuation allowance of $60.8 million against deferred tax assets related to U.S. interest carry forwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions.
(4) Beginning in 2017, the excess tax benefits from share-based compensation activity are reflected as a reduction of the provision for income taxes, whereas previously they were recognized in equity.

(5) Government incentives include favorable tax regulations in the U.S. and the U.K. and relating to research and development expense as well as the U.S. Internal Revenue Code Section 199 domestic production activities deduction.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are open since 2005 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2013. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2014 through the current period.
Starting in February 2014, the U.S. tax authorities (Internal Revenue Service) have been auditing our U.S. federal tax returns for 2011 and 2012. The audit was closed in 2016 without any tax adjustments. As a result, we released $6.6 million of unrecognized tax benefit due to closure of the tax audit. Additionally, in February 2016 German tax authorities began the audit of the German tax returns for the 2010-2013 tax years. This audit is currently in process and we expect the audit to close during 2018.
Changes in the amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
BALANCE AT DECEMBER 31, 2015	$16,735
Additions based on tax positions related to the current year	4,218
Additions for tax positions of prior years	5,162
Decrease for tax position of prior years	(6,796)
Reductions due to lapse of statute of limitations	(288)
Decrease from currency translation	(737)
BALANCE AT DECEMBER 31, 2016	$18,294
Additions based on tax positions related to the current year	12,212
Additions for tax positions of prior years	9,933
Increase from currency translation	3,594
BALANCE AT DECEMBER 31, 2017	$44,033
At December 31, 2017 and 2016, our net unrecognized tax benefits totaled approximately $44.0 million and $18.3 million, respectively, of which $44.0 million and $18.3 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $11.6 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statement of income as part of the income tax expense.
Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within income tax expense. For the years ended December 31, 2017, 2016 and 2015, we have net interest (income) expense and penalties of $1.5 million, $0.1 million and $0.3 million, respectively. At December 31, 2017 and 2016, we have accrued interest of $3.0 million and $1.4 million, respectively, which are not included in the table above.
We have recorded net deferred tax liabilities of $37.4 million and deferred tax assets of $27.8 million at December 31, 2017 and 2016, respectively. The components of the net deferred tax asset and liability at December 31, 2017 and 2016 are as follows:

	2017		2016
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carryforwards	$30,966	$—	$46,627	$—
Accrued and other current liabilities	15,748	—	24,663	—
Inventories	4,163	(778)	2,919	(1,567)
Allowance for bad debts	739	(475)	1,060	(451)
Currency revaluation	4,095	(167)	3,474	(73)
Property, plant and equipment	1,103	(23,649)	2,096	(19,733)
Capital lease	531	—	830	—
Tax credit carryforwards	1,563	—	915	—
Unremitted profits and earnings	—	(998)	—	(923)
Intangible assets	1,289	(93,771)	586	(137,682)
Share-based compensation	18,143	—	20,282	—
Deferred interest deductions	60,790	—	76,793	—
Convertible debt	10,865	—	12,313	—
Other	2,632	(2,315)	2,652	(1,507)
	152,627	(122,153)	195,210	(161,936)
Valuation allowance	(67,849)	—	(5,511)	—
	$84,778	$(122,153)	$189,699	$(161,936)
Net deferred tax assets (liabilities)		$(37,375)		$27,763
At December 31, 2017 and 2016, we had $432.7 million and $380.7 million in total foreign net operating loss (NOL) carryforwards. Included in these amounts at December 31, 2017 and 2016, were $108.5 million and $109.2 million of U.S. federal (NOL) carryforwards. At December 31, 2017, the entire NOL in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2023 through December 31, 2033. Also included in the above amount as of December 31, 2017 and 2016, were other foreign NOL carryforwards totaling approximately $324.1 million and $271.5 million, respectively, with $41.5 million added due to German trade tax loss generated in 2017. As of December 31, 2017, we had NOL carryforwards in Germany of $225.0 million predominantly trade tax NOLs. Of the total $324.1 million foreign NOL carryforwards, $253.8 million does not expire with the balance expiring beginning December 2018 through 2032. The valuation allowance amounts related to net operating losses as of the years ended December 31, 2017 and December 31, 2016 are $7.1 million and $5.5 million. In 2017, we recorded a valuation allowance of $60.8 million related to U.S. interest carryforwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We believe it is more likely than not that the deferred tax assets, net of the valuation allowances, as shown above will be realized.
As of December 31, 2017, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained by subsidiaries amounted to $381.9 million at December 31, 2017. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $22.9 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded deferred taxes or withholding taxes at December 31, 2017 and December 31, 2016, of $1.0 million and $0.9 million, respectively.

17. Equity
Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an exercise price of $32.085 per share, subject to customary adjustments. Following the synthetic share repurchase discussed below, the adjusted exercise price is $32.056. The proceeds, net of issuance costs, from the sale of the Warrants of approximately $68.9 million are included as additional paid in capital in the accompanying consolidated balance sheets. The

Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020.
In September 2017, concurrent with the issuance of our 2023 Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) with an exercise price of $50.9664 per share, subject to customary adjustments. The proceeds from the sale of the Warrants, net of issuance costs, of approximately $45.3 million are included as additional paid in capital in the accompanying consolidated balance sheets. The warrants to purchase approximately 9.7 million shares expire over a period of 50 trading days beginning on June 26, 2023.
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
On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program which was expected to be completed by the end of 2017. During the third quarter of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs).
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Synthetic Share Repurchase
In August 2016, we announced our plan to return approximately $250.0 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders at an Extraordinary General Meeting (EGM) held on October 26, 2016. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.04 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in stock whereby 27 existing common shares with a nominal value of EUR 1.04 each were consolidated into 26 new common shares with a nominal value of EUR 1.08 each. The third amendment was a reduction of the nominal value per common share from EUR 1.08 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $243.9 million was repaid to our shareholders and the outstanding number of common shares was reduced by 8.9, or 3.7%. The capital repayment program was completed in January 2017. Expenses incurred related to the capital repayment and share consolidation amounted to $0.5 million and were charged to equity.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2017 and 2016:

(in thousands)	2017	2016
Net unrealized loss on hedging contracts, net of tax	$(30,487)	$(7,600)
Net unrealized loss on marketable securities, net of tax	(942)	(156)
Net unrealized loss on pension, net of tax	(878)	(1,498)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $7.9 million and $7.7 million in 2017 and 2016, respectively	(16,144)	(15,901)
Foreign currency translation adjustments	(172,308)	(308,684)
Accumulated other comprehensive loss	$(220,759)	$(333,839)

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

	Years ended December 31,
(in thousands, except per share data)	2017	2016	2015
Net income attributable to the owners of QIAGEN N.V.	$40,394	$80,404	$130,148

Weighted average number of common shares used to compute basic net income per common share	228,074	234,800	233,483
Dilutive effect of stock options and restrictive stock units	4,760	4,193	5,028
Dilutive effect of outstanding warrants	175	—	136
Weighted average number of common shares used to compute diluted net income per common share	233,009	238,993	238,647
Outstanding options and awards having no dilutive effect, not included in above calculation	52	210	37
Outstanding warrants having no dilutive effect, not included in above calculation	30,434	25,800	26,071

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.18	$0.34	$0.56
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.17	$0.34	$0.55

19. Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through 2024. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2020. The accompanying consolidated balance sheets include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements not including facility related costs accrued in association with the restructuring activities discussed in Note 6 was $24.5 million, $22.4 million and $23.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.
Minimum future obligations under capital and operating leases at December 31, 2017 are as follows:

(in thousands)	Capital Leases	Operating Leases
2018	$1,411	$18,483
2019	45	16,011
2020	14	11,762
2021	—	8,457
2022	—	6,126
Thereafter	—	4,038
	1,470	$64,877
Less: Amount representing interest	(54)
	1,416
Less: Current portion	(1,359)
Long-term portion	$57
Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $6.7 million and $7.8 million at December 31, 2017 and 2016, respectively. Royalty expense relating to these agreements amounted to $16.8 million, $35.9 million, and $43.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2017, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2018	$65,073	$12,907
2019	22,556	11,858
2020	10,472	11,558
2021	943	8,860
2022	11	6,161
Thereafter	434	3,748
	$99,489	$55,092
As of December 31, 2017, future license payments of $11.8 million and $35.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively.
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million which is included in accrued liabilities in the accompanying consolidated balance sheet.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2017, the commitment under these agreements totaled $16.8 million. The employment agreements with the Managing Directors and the German affiliate include a clause, whereby the affiliate will compensate the Managing Directors for potential deductions under Dutch law which, since 2014, has introduced a duty to deduct from a Managing Director’s remuneration any increase in the value of shares or options that were part of his pay to the extent that such increase is based on a public offer, merger or other identity changing transaction.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2017 and 2016 appropriately reflect the estimated cost of such warranty obligations.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts that are certain to be claimed by QIAGEN are recorded in prepaid expenses and other current assets and total $2.5 million as of December 31, 2017. As of December 31, 2016, $2.5 million was recorded in other long-term assets in the accompanying consolidated balance sheets.
Litigation

From time to time, we may be party to legal proceedings incidental to our business. For the year ended December 31, 2017, we had settlement amounts related to various acquisition-related litigation matters totaling $49.2 million, primarily related to PCR-based biomarker disputes and patent litigation, which were settled during 2017 of which $45.3 million was recorded to general and administrative, restructuring, integration and other expense and $3.9 million was recorded as a license right. $44.8 million of the settlement amounts were paid during 2017 and as of December 31, 2017, $4.4 million was accrued in accrued and other current liabilities.
As of December 31, 2017, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

20. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a 3-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017.
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2017 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2017	1,439	$19.84
Exercised	(287)	$21.08
Expired	(3)	$18.63
Outstanding at December 31, 2017	1,149	$19.54	3.32	$13,088
Vested at December 31, 2017	1,149	$19.54	3.32	$13,088
Vested and expected to vest at December 31, 2017	1,149	$19.54	3.32	$13,088
The total intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 was $3.3 million, $3.2 million and $7.0 million, respectively. At December 31, 2017, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2017, 2016 and 2015, 1.1 million, 1.4 million and 1.7 million options were exercisable at a weighted average price of $19.54, $19.84 and $19.27 per share, respectively. The options outstanding at December 31, 2017 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 3 to 5 years, and in certain grants 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.0%. At December 31, 2017, there was $67.5 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.35 years.

The weighted average grant date fair value of stock units granted during the years ended December 31, 2017, 2016 and 2015 was $31.12, $23.81 and $24.91, respectively. The total fair value of stock units that vested during the years ended December 31, 2017, 2016 and 2015 was $69.2 million, $27.4 million and $28.7 million, respectively.
A summary of stock units as of December 31, 2017 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2017	10,198
Granted	1,976
Vested	(2,306)
Forfeited	(1,766)
Outstanding at December 31, 2017	8,102	2.30	$250,603
Vested and expected to vest at December 31, 2017	6,914	2.15	$213,861
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2017, 2016 and 2015 totaled approximately $34.4 million, $28.3 million and $23.8 million, respectively, as shown in the table below.

Compensation Expense (in thousands)	2017	2016	2015
Cost of sales	$2,641	$2,553	$2,177
Research and development	5,367	4,735	5,686
Sales and marketing	6,820	4,824	4,815
General and administrative	19,614	16,176	11,083
Share-based compensation expense	34,442	28,288	23,761
Less: income tax benefit (1)	7,407	6,223	5,751
Net share-based compensation expense	$27,035	$22,065	$18,010
(1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $5.2 million, $0.8 million and $3.3 million, respectively, for the years ended December 31, 2017, 2016 and 2015.

Following the 2016 restructuring program discussed in Note 6, share-based compensation expense in 2017 and 2016 includes forfeitures of $0.7 million and $2.0 million, respectively, in connection with the restructuring terminations. Total share-based compensation expense in 2015 was lower following a reassessment on stock units with performance criteria. No share-based compensation cost was capitalized in inventory in December 31, 2017, 2016 or 2015 as the amounts were not material.

21. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.6 million, $2.5 million and $2.4 million for the years ended December 31, 2017, 2016 and 2015, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2017, 2016 and 2015.
We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $8.0 million at December 31, 2017 and $6.7 million at December 31, 2016, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

22. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

	As of December 31,		For the years ended December 31,
(in thousands)	2017	2016	2017	2016	2015
Net sales	—	—	$3,852	$1,360	$418
Reimbursements against research and development costs	—	—	—	—	$2,032
Accounts receivable	$3,802	$1,302	—	—	—
Other long-term assets	$17,713	$13,067	—	—	—
Accounts payable	$1,921	$391	—	—	—
Accrued and other current liabilities	$9,028	$3,926	—	—	—
Other long-term liabilities	$3,075	$5,889	—	—	—
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The note is due in October 2020 and bears interest of 3.0%. As of December 31, 2017, the principal and accrued interest of this note totals $2.7 million while the remaining $0.2 million is attributable to the embedded derivative, that is bifurcated and measured at fair value, associated to a convertible feature of this note. Also in 2017, we granted a loan to a member of management totaling €0.6 million ($0.7 million as of December 31, 2017) bearing interest at 2.0% annually. Repayment is forgiven with continued employment at the rate of €0.1 million plus accrued interest annually. These are included in other long-term assets in the accompanying consolidated balance sheet.
Additionally, we have two loan receivables due from related parties granted prior to 2017. The first loan, with a balance of $11.3 million including accrued interest at December 31, 2017, was originally granted in 2015 and subsequently increased during 2016. This loan is due in January 2020 and bears interest of 6%. The second loan, also granted in 2015, has a principal of €2.0 million and is due in June 2019. This loan bears interest of 7% and as of December 31, 2017 carries a balance of $2.9 million including accrued interest. The loans were made for general business purposes and no amounts have been repaid. These loans are included in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2017.
As discussed in Note 10, during 2016 we acquired a 19.0% interest in Hombrechtikon Systems Engineering AG (HSE) for a total obligation of $9.8 million payable over three years. As of December 31, 2017, the total remaining obligation was $6.2 million, of which $3.1 million was included in accrued and other current liabilities and $3.1 million was included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary, therefore HSE is not consolidated.

23. Subsequent Events
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares beginning in 2018 as well as the acquisition of STAT-Dx for approximately $147 million in cash and additional payments of up to approximately $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in 2018 and funded from existing cash reserves.
In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2015:
Allowance for doubtful accounts	$8,847	$2,093	$(2,022)	$(1,663)	$7,255
Year Ended December 31, 2016:
Allowance for doubtful accounts	$7,255	$2,135	$(1,642)	$(134)	$7,614
Year Ended December 31, 2017:
Allowance for doubtful accounts	$7,614	$3,094	$(3,233)	$533	$8,008

S- 1