Form 20-F
period 2018-12-31
QIAGEN NV
filed 2019-03-06
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
Commission File Number 001-38332
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
The number of outstanding Common Shares as of December 31, 2018 was 225,509,286.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 1, 2019, was $1.1383 per €1.
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
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheets at December 31, 2018 and 2017 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2015 and 2014, and the consolidated balance sheets as of December 31, 2016, 2015 and 2014, is derived from audited consolidated financial statements not included in this Annual Report. Certain prior year amounts related to restructuring costs have been reclassified to conform to the current year presentation as further discussed within Note 1 "Corporate Information and Basis of Presentation".

Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2018	2017	2016	2015	2014
Consolidated Statements of Income Data: (amounts in thousands, except per share data)
Net sales	$1,501,848	$1,417,536	$1,337,991	$1,280,986	$1,344,777
Cost of sales	500,888	494,975	493,338	454,328	479,570
Gross profit	1,000,960	922,561	844,653	826,658	865,207
Operating expenses:
Research and development	161,852	154,084	149,841	146,830	163,666
Sales and marketing	392,281	375,562	376,321	359,598	376,141
General and administrative, restructuring, integration and other	141,214	200,098	180,573	102,066	126,637
Acquisition-related intangible amortization	39,032	39,398	39,091	38,666	37,070
Total operating expenses	734,379	769,142	745,826	647,160	703,514
Income from operations	266,581	153,419	98,827	179,498	161,693
Other expense	(40,844)	(39,044)	(41,919)	(43,195)	(42,304)
Income before income taxes	225,737	114,375	56,908	136,303	119,389
Income taxes	35,357	73,981	(23,395)	6,401	2,456
Net income	$190,380	$40,394	$80,303	$129,902	$116,933
Net (loss) income attributable to noncontrolling interest	—	—	(101)	(246)	568
Net income attributable to QIAGEN N.V.	$190,380	$40,394	$80,404	$130,148	$116,365
Basic net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.84	$0.18	$0.34	$0.56	$0.50
Diluted net income per common share attributable to the owners of QIAGEN N.V. (1)	$0.82	$0.17	$0.34	$0.55	$0.48
Weighted-average common shares outstanding
Basic	226,640	228,074	234,800	233,483	232,644
Diluted	233,456	233,009	238,993	238,647	242,806
 ____________________

(1)	See Note 18 "Earnings per Common Share" of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2018	2017	2016	2015	2014
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$1,159,079	$657,714	$439,180	$290,011	$392,667
Working capital (1)	$1,182,871	$1,323,181	$729,140	$693,043	$717,124
Total assets	$5,748,332	$5,038,516	$4,308,194	$4,179,117	$4,454,372
Total long-term liabilities, including current portion of long-term debt	$2,644,373	$2,174,087	$1,393,668	$1,343,616	$1,490,114
Total equity	$2,634,970	$2,540,996	$2,607,096	$2,568,070	$2,664,876
Common shares, par value	$2,702	$2,702	$2,812	$2,812	$2,812
Common shares issued	230,829	230,829	239,707	239,707	239,707
Common shares outstanding	225,509	226,557	234,561	233,006	232,023
_________________

(1)	Working capital is current assets less current liabilities.

Risk Factors
Risk Management:
Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management; monitoring and information systems; and (4) comprehensive internal controls.
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
As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

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
Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, GeneReader NGS System for next-generation sequencing (NGS), QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the high-throughput NeuMoDx 288 and mid-throughput NeuMoDx 96 fully integrated automation systems for higher-throughput PCR testing, sample and assay technologies designed either for QIAGEN instruments or for "universal" use on other platforms, and bioinformatics solutions to analyze and interpret genomic data. In addition, we are now developing next-generation systems for digital PCR, an emerging analytical technique in the life sciences, targeting a 2020 launch with fully-integrated solutions that simplify workflows and offer other advantages.
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony, GeneReader NGS System, QIAstat-Dx and NeuMoDx systems, as well as the planned digital PCR systems, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, the GeneReader NGS System, the QIAstat-Dx and NeuMoDx systems, and the planned digital PCR workflows, could significantly affect sales of products designed to run on these platforms.
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
Our business has grown, with total net sales increasing to $1.50 billion in 2018 from $1.34 billion in 2014. We have made a series of acquisitions in recent years, including the acquisitions of STAT-Dx Life, S.L. in 2018, OmicSoft Corporation in 2017, Exiqon A/S in 2016, MO BIO Laboratories in 2015, and Enzymatics and BIOBASE in 2014. We intend to identify and acquire other businesses in the future, including the acquisition of N-of-One announced in January 2019, that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We continue to make investments to expand our business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase efficiency and improve customer experiences. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems and expand the geographic presence of our operations, we intend to continue to assess the need for reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel.
Our future operating results will depend on our ability to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.
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
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	integration and retention of fundamental personnel and technical expertise;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees, customers and suppliers, and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt and contingent liabilities;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities or personnel.
Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. Potentially adverse changes that may come from the United Kingdom's exit from the European Union ("Brexit") are not well understood as the actual impact from Brexit will depend on many factors including the ability of both the United Kingdom and European Union authorities to provide a path forward with minimal disruption. In the near term we anticipate the largest potential exposures to be on supply chain with our United Kingdom based suppliers and the local operations for our domestic United Kingdom business and pharma development activities. There also is risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs which would negatively impact margins.
During challenging economic times, access to financing in the global financial markets has also been adversely affected for many businesses. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
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
Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and health maintenance organizations could also have a significant adverse impact on our results of operations. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained, and the process can delay the broad market introduction of new products. If third-party reimbursement is not consistent or financially adequate to cover the cost of our products, this could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. With evolving political realities in the United States, including divergent efforts by the Trump Administration and members of Congress, certain sections of the ACA have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
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
Competition could reduce our sales.
The markets for most of our pre-analytical solutions and other products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations.
The growth of our business depends in part on the continued conversion of users from competitive products to our sample and assay technologies and other solutions. Lack of conversion could have a material adverse effect on our sales and results of operations.
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
For our commercial clinical assays, we often compete with solutions developed by our laboratory customers, and driving conversion from such laboratory-developed tests to commercial diagnostics assays can be challenging.
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.
We and our customers operate in a highly regulated environment characterized by frequent changes in the governing regulatory framework. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (notably in genomic research, gene editing and cloning) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase or establish regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes in applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the FDA in the U.S., and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business.
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
Our cleared or approved devices, including diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as an RUO product, we could be forced to stop selling it until appropriate regulatory clearance or approval has been obtained.
Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility.
We are subject to risks associated with patent litigation.
The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights, particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities or, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the

U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.
We rely on collaborative commercial relationships to develop and/or market some of our products.
Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. In 2017, we entered a new joint venture with Sichuan Maccura Biotechnology Co., Ltd. (Maccura) for the distribution of our GeneReader NGS System in China and entered a new partnership with a Chinese company in 2018 that took over the commercial distribution and infrastructure of the HPV test franchise in China. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.
Our Precision Medicine business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use.
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
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2018, and we expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customers' request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.
We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to risks.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cybersecurity risks facing our company and how to prevent data breaches, including but not limited to, mandatory yearly trainings that are continually updated. We have modernized our cyber security tools, and are continually modernizing our cybersecurity processes, in an attempt to keep pace with evolving cybersecurity risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cybersecurity incidents. External phishing emails (occurring outside of our computer services) are a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cybersecurity team works diligently with our customers to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cybersecurity due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyberterrorists. If we do experience a breach or failure of our systems, we could experience operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. For example, the California Consumer Privacy Act of 2018, set to take effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We implemented the requirements set forth by the European Union General Data Protection Regulation (GDPR), which took effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
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
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, the U.S. and China. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, increased costs, or may be required to identify alternate suppliers and/or rely on third-party manufacturers.
To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent these manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shut down or the local logistics infrastructure is not functioning, and our sales will suffer.
Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses, and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities to produce certain products, and this could have an adverse impact on our results of operations.
We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers in the scientific research markets typically keep only a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.
Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time.
Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies, as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations.
Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of milestones from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
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
We have a significant amount of debt and debt service obligations as well as restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.
The Financial Conduct Authority of the United Kingdom plans to phase out the London Interbank Offered Rate (LIBOR) by the end of 2021. Presently, we do hold debt and derivative instruments which use LIBOR. While certain of these agreements do contain language for the determination of interest rates in the event the LIBOR rate is not available, changes to these agreements may be required and we could be negatively impacted by any newly determined alternative benchmark.
Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.
Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services;

•	repayment or refinancing of debt; and

•	payments in connection with our hedging activities and/or taxes.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2018, we had outstanding long-term debt of approximately $2.2 billion, of which $503.1 million was current. Furthermore, as of December 31, 2018, we had capital lease obligations, including the current portion, of $0.1 million, that expire in various years through 2020. We may need to refinance all or part of these liabilities before or at their contractual maturities.
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
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 13 "Derivatives and Hedging" and Note 15 "Lines of Credit and Debt", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
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
At December 31, 2018, our consolidated balance sheet reflected approximately $2.1 billion of goodwill and approximately $475.0 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
Doing business internationally creates certain risks.
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in many countries. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
Unethical behavior and non-compliance with laws by our sales agents, consultants, distributors or employees could seriously harm our business.
Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2018, we owned 340 issued patents in the United States, 277 issued patents in Germany and 1,786 issued patents in other major industrialized countries. In addition, at December 31, 2018, we had 576 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
Our operating results may vary significantly from quarter to quarter, and also year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, restructuring activities, introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.
Our holding company structure makes us dependent on the operations of our subsidiaries.

QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash, short-term investments and derivative instruments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $39.45 to a low of $27.40 on NASDAQ to January 9, 2018 and the New York Stock Exchange (NYSE) from January 10, 2018, and a high of €34.05 to a low of €25.22 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
In January 2017 we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split, and in early 2018 we announced plans to return up to an additional $200.0 million through open-market purchases. We do not anticipate paying any cash dividends on our Common Shares for the foreseeable future, and until the January 2017 distribution in connection with a synthetic share repurchase, we have not paid cash dividends since our inception. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
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
The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. We may decide not to continue such programs in the future, our covenants with lenders may limit our ability to use available cash to do so, or the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2018, a total of approximately 225.5 million Common Shares were outstanding along with approximately 9.2 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.9 million were vested. A total of approximately 19.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2018, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 46.3 million shares of our common stock (subject to customary adjustments under certain circumstances).
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
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
In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

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
QIAGEN's solutions integrate sample and assay technologies, bioinformatics and automation systems into workflows that support more than 500,000 customers worldwide in generating insights into the molecular building blocks of life. Our proven solutions and content are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information.
As we move deeper into “the Century of Biology,” knowledge of the molecular basis of life has been growing exponentially, along with greater understanding of diseases and biological mechanisms. Dramatic acceleration in the speed of analyzing DNA - and reduction in cost - is generating new discoveries and vast quantities of genomic data. This revolution in the life sciences is transforming healthcare and influencing other areas of everyday life. QIAGEN’s innovative technologies enable and accelerate this ongoing wave of discovery and its wide-ranging applications.
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
Net sales of $1.50 billion in 2018 consisted of consumable kits and other revenues (88% of sales) and automation systems and instruments (12% of sales). Approximately 49% of net sales in 2018 were in Molecular Diagnostics, and 51% in Life Sciences customer classes in the Academia, Pharma and Applied Testing markets.
QIAGEN has grown by developing new platforms, consumables and bioinformatics to meet growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $8 billion.
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
Recent Developments
QIAGEN has recently achieved a number of milestones by continuing to focus on strategic growth initiatives:
Driving the rapid growth of our QuantiFERON-TB franchise:

•
QIAGEN’s QuantiFERON-TB tests play an increasingly central role in the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new patients and kills about 1.7 million annually. As many as one out of three people worldwide have latent TB infection, in which the bacterium infects the body but produces no symptoms. About 5-10% of those individuals, if untreated, will progress to active TB disease, so screening high-risk individuals and treating the infected ones to prevent active disease is critical to TB control.

•
Sales of the QuantiFERON-TB franchise, including the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus) and third-generation QuantiFERON-TB Gold (QFT), grew 21% in 2018 to $223 million. QIAGEN continues to innovate, and the franchise is on track toward a target of $300 million in sales by 2020.

•
QuantiFERON-TB Gold Plus, now adopted in more than 75 countries, continues to ramp up after launching in the United States in October 2017 and Japan in February 2018. The fourth-generation test adds clinical insights by measuring cell-mediated immune response to TB infection from both CD4+ and CD8+ T cells, a feature cited by experts for its potential to identify adults at greater risk of progressing to active TB.

•
In October 2018, QIAGEN and DiaSorin introduced a state-of-the-art automation option for QuantiFERON-TB Gold Plus customers, embedding QFT-Plus in DiaSorin's broad assay menu for LIAISON-family analyzers. More than 7,000 LIAISON analyzers are in use worldwide. Laboratories in Europe and other markets can now use this CE-marked solution to process QFT-Plus tests with DiaSorin’s flexible, efficient automation. Availability is planned for the United States in 2019 and China in 2020.

•	QIAGEN also partnered with Hamilton Robotics beginning in July 2018 to improve the automation of sample processing for QFT-Plus with Hamilton's best-in-class liquid handling technology.

•
In January 2019, QIAGEN announced plans to develop QuantiFERON-TB Access, a simplified, low-cost test tailored to the needs of low-resource regions with a high burden of tuberculosis, including parts of Asia, Africa and South America. The new product will advance global TB control efforts with ultrasensitive digital detection in a workflow designed for cost-efficiency and ease of use in areas lacking laboratory infrastructure. QIAGEN is developing QuantiFERON-TB Access in a new partnership with Ellume, an Australian developer of high-performance digitally-enabled diagnostics. Clinical trials are planned to start in 2019, and commercialization is expected to begin in 2020.

•
Support is growing for latent TB testing and treatment of high-risk individuals as a preventive component of global TB control programs. In 2018, world leaders at the first-ever high-level United Nations meeting on tuberculosis agreed to provide $13 billion a year by 2022 for preventive testing and treatment, targeting 30 million people. New guidelines from the World Health Organization (WHO) recommended scale-up of latent TB testing in countries with a high disease burden, as well as low-burden countries. Also in 2018 the UN International Organization for Migration adopted QFT-Plus for use in screening immigrants, and the International Panel Physicians Association endorsed QFT-Plus over skin tests. The U.S. Centers for Disease Control required use of FDA-approved blood tests such as ours for testing immigrants, and guidelines from the American Academy of Pediatrics also supported the tests.

•
In addition to tuberculosis control, QIAGEN continues to expand its immune-monitoring pipeline for the future, developing new applications and content for QuantiFERON technology and other emerging platforms.

Extending QIAGEN's reach in next-generation sequencing:

•
QIAGEN continues to expand our global presence in the fast-growing market for next-generation sequencing (NGS). We are a leader in "universal" technologies for preparing samples, analyzing genomic variations and interpreting data with any NGS system. The GeneReader NGS System, the world’s first Sample to Insight NGS solution enabling any laboratory to deliver actionable sequencing results, is growing in placements and establishing a broad content menu. Our diversified NGS franchise produced more than $140 million in sales in 2018.

•
In 2018, QIAGEN continued to partner with customers to add universal solutions to deliver faster, better NGS insights. In immuno-oncology, the new QIAseq TMB Panel offers in-depth analysis of biomarkers such as tumor mutational burden, with potential to predict responses to immunotherapy in advanced cancers. In the growing RNA sequencing field, the new QIAseq FastSelect RNA Removal Kit addresses a major bottleneck for researchers. Our industry-leading solutions for preparation of liquid biopsy samples, along with a diverse offering of off-the-shelf and customized QIAseq panels, continued to expand to new applications across research fields.

•
Adding value to the GeneReader system, we continue to expand the Sample to Insight content menu. In June 2018, we launched customizable QIAact panels for research in hereditary diseases, including inherited cancers, cystic fibrosis, inherited cardiovascular diseases, universal carrier screening and other conditions. In October 2018, we introduced the GeneRead QIAact Actionable Insights Tumor DNA UMI panel, targeting 30 genes influencing the most widespread cancers including lung, melanoma, prostate and other solid tumors, and the GeneRead QIAact BRCA Advanced UMI panel, for deep-dive analysis in breast, ovarian and other cancers. In December 2018, we launched the QIAact Myeloid DNA UMI Panel covering 25 highly relevant genes for onco-hematology research. The panels run with the GeneReader system and integrate seamlessly with our QCI software for analysis and interpretation.

•
We have actively incorporated the GeneReader NGS System into collaborations with pharmaceutical companies for co-development of companion diagnostics, aiming to build a pipeline of future content for the platform.

•
In March 2018, QIAGEN launched a partnership with Natera Inc., a leader in cell-free DNA genetic testing, to develop NGS assays for non-invasive prenatal testing for use on our GeneReader NGS System, which will expand the future offering beyond the current focus on oncology.

•
QIAGEN solutions, including both platform-agnostic technologies and integrated solutions for the GeneReader, featured in numerous studies presented at scientific meetings in 2018, including the American Association for Cancer Research (AACR), American Society of Clinical Oncology (ASCO), American Society of Human Genetics (ASHG), Association for Molecular Pathology (AMP) and American Society for Hematology (ASH). QIAGEN executives and customer-focused teams meet with many customers at these meetings, including academic researchers, pharmaceutical R&D experts and clinicians, to build relationships and demonstrate our Sample to Insight offering of NGS solutions.

Reaping the value of genomic insights for Precision Medicine:

•
In 2018, QIAGEN continued to build its leading position in Precision Medicine (formerly referred to as Personalized Healthcare), collaborating with more than 25 pharmaceutical and biotech companies to develop companion and complementary diagnostics to guide clinical decision-making. These partnerships feed a deep pipeline of molecular tests for use in clinical trials and, following regulatory approval, in patient care. QIAGEN offers a full range of Sample to Insight technologies in these programs, including our PCR and NGS platforms and universal solutions. We employ established and newly discovered biomarkers in our Pharma partnerships and have robust relationships in emerging therapeutic approaches such as immuno-oncology.

•
QIAGEN received the second and third FDA approvals in 2018 for our therascreen EGFR RGQ PCR Kit in lung cancer, for use as a companion diagnostic to guide selection of patients for targeted therapies being launched by Pfizer and Boehringer Ingelheim. The test is registered in more than 40 countries globally.

•
In February 2018 we launched the CE-IVD marked therascreen PITX2 RGQ PCR Kit as the first clinically validated DNA methylation assay to help predict the response of high-risk breast cancer patients to anthracycline-based chemotherapy. The assay is QIAGEN's first epigenetic test in breast cancer.

•
Our ipsogen JAK2 RGQ PCR Kit also received FDA clearance in early 2018 for two additional uses. The test now covers the diagnosis of all myeloproliferative neoplasms, a group of cancers in which immature blood cells in the bone marrow do not mature and become healthy blood cells.

•
In 2018, we created a Day-One Lab Readiness initiative, a network of collaborations with CLIA-certified laboratories to ensure immediate patient access to QIAGEN companion diagnostics upon regulatory approval of new oncology drugs. Based on the FDA’s modernized approach to advanced diagnostics, we are partnering with labs to allow pre-approval validation and setup of tests. An agreement with NeoGenomics, a leading U.S. provider of cancer-related genetic testing, will ensure immediate availability of QIAGEN companion diagnostics upon FDA approval of drugs and tests. A collaboration with SRL, Inc., Japan’s largest clinical testing company, will enable rapid availability there. The initiative will support synchronized launches with Pharma partners and benefit patients in need of new therapies.

•
A collaboration with Novartis, announced in December 2018, aims to bring to market a QIAGEN companion diagnostic to guide the use of the Novartis compound BYL719 (alpelisib) as a combination therapy for certain patients with PIK3CA-mutated, hormone receptor-positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) advanced or metastatic breast cancer. The drug candidate is in late-stage development, and QIAGEN expects to provide its PIK3CA test to partners who will be ready to offer immediate access to the test upon potential regulatory approvals of BYL719 and QIAGEN’s test.

•
As one of the world’s leading independent developers of molecular tests, with a diverse portfolio of platforms and solutions, QIAGEN is a preferred partner for creating and commercializing diagnostics in Precision Medicine.

Expanding QIAGEN automation solutions to serve growing market needs:

•
QIAGEN has strategically expanded our offering of automation solutions to enter emerging segments of the life science and molecular diagnostics markets, as well as to meet rapidly evolving needs of customers in a variety of applications. Diversifying the automation portfolio offers opportunities for QIAGEN to leverage our molecular content on multiple platforms in growing markets.

•
The flagship QIAsymphony automation solution, a cost-effective modular system that integrates PCR molecular testing workflows from initial sample processing to final insights, surpassed QIAGEN’s 2018 goal of 2,300 cumulative placements. The platform’s rapid dissemination and growing content menu fueled solid single-digit growth in consumables for QIAsymphony. The system serves laboratories around the world, with the broadest test menu of any platform in its category in Europe and other markets, plus the unique ability to handle laboratory-developed tests. Nearly 30 diagnostic tests in infectious disease, oncology and transplant care are marketed for use on the Rotor-Gene Q, a component of the modular QIAsymphony workflow. In the United States, eight FDA-approved diagnostic tests, including three companion diagnostics to guide treatment decisions in cancer, are marketed for this detection platform. The sample processing module, QIAsymphony SP, is a market-leading "front end" solution for reliable automated handling of samples, including liquid biopsies, for molecular testing such as next-generation sequencing.

•
The GeneReader NGS System, initially launched in 2015, continued to gain acceptance worldwide in 2018. QIAGEN again expanded the content menu of commercial and customized DNA panels to meet changing needs in clinical research and fields such as forensics. (See section on next-generation sequencing.)

•
In April 2018, QIAGEN entered the rapidly growing syndromic testing market by launching QIAstat-Dx for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes. The European launch followed acquisition of STAT-Dx, developer of the unique cartridge-based PCR technology for multiplex molecular testing. QIAstat-Dx enables fast, cost-effective and easy-to-use syndromic testing with novel Sample to Insight solutions. QIAGEN expects a U.S. launch for QIAstat-Dx, following regulatory approvals, in 2019. QIAstat-Dx was launched initially with two CE-IVD marked syndromic tests, enabling clinicians to differentiate among pathogens that cause respiratory and gastrointestinal infections. In 2019, QIAGEN is launching CE-marked panels for hepatitis B and hepatitis C. The pipeline of planned assays for QIAstat-Dx spans infectious diseases, oncology, companion diagnostics and other areas.

•
In September 2018, QIAGEN partnered with NeuMoDx Molecular, Inc. to commercialize two new fully integrated automation systems for higher-throughput PCR testing in clinical laboratories that are processing increasing molecular test volumes. In late 2018 QIAGEN began distributing the high-throughput NeuMoDx 288 and mid-throughput NeuMoDx 96 in Europe and other major non-U.S. markets. NeuMoDx will distribute these instruments within the United States. An initial assay menu offers CE-IVD marked assays for Group B Streptococcus (GBS) and Chlamydia trachomatis/Neisseria gonorrhoeae (CT/NG) infections. Additional diagnostic tests are under development, and the NeuMoDx platforms also offer the ability to efficiently process laboratory-developed tests. The companies also entered into an agreement under which QIAGEN can acquire all NeuMoDx shares not currently owned at a predetermined price (see Item 5).

•
In January 2019, we announced plans to develop next-generation systems for digital PCR, combining QIAGEN technologies with assets acquired from Formulatrix, Inc. QIAGEN expects to leverage our worldwide presence in labs using our quantitative PCR solutions to enter the emerging market for digital PCR. We are targeting a 2020 launch with fully-integrated solutions that simplify workflows compared to current digital PCR systems, offer higher throughput and multiplexing, and provide customers with favorable costs for instruments and consumables. We are developing a broad content menu of QIAGEN assays for use in digital PCR.

Using bioinformatics to transform raw data into valuable insights:

•
QIAGEN’s broad offering of content-enabled bioinformatics continues to drive growth, turning vast amounts of genomic data into actionable insights for customers. Our bioinformatics, marketed both as standalone products and integrated into Sample to Insight QIAGEN workflows, address critical bottlenecks in next-generation sequencing, especially for clinical research and diagnostics.

•
We continually seek opportunities to upgrade QIAGEN solutions for analysis and interpretation, and we pursue collaborations across the genomics and bioinformatics community to offer customers the richest possible insights for research and diagnostics in support of Precision Medicine. We launched major enhancements to QIAGEN Clinical Insight (QCI) in October 2018 to deliver expanded Sample to Insight workflows for clinical NGS. QIAGEN introduced QCI Analyze Universal for full end-to-end workflow support of all major clinical sequencing platforms and assay types, along with expanded QCI capabilities for interpretation of biomarkers in immuno-oncology.

•
In February 2019, we announced an agreement with Ares Genetics to develop innovative bioinformatics and assay solutions to accelerate research targeting the global health challenges posed by antibiotic-resistant bacteria. QIAGEN acquired an exclusive license to leverage the industry-leading ARESdb antimicrobial resistance database, as well as Ares bioinformatics tools and workflows, in QIAGEN bioinformatics products and services. QIAGEN also obtained a non-exclusive worldwide license to develop and commercialize NGS and PCR assays using the Ares content.

•
In January 2019, QIAGEN acquired N-of-One, Inc., a pioneer in molecular oncology decision support services, to strengthen our leadership in clinical NGS interpretation. N-of-One’s services and proprietary database will be integrated into QCI, adding medical interpretation and real-world evidence insights and offering robust decision support. N-of-One’s somatic cancer database, with more than 125,000 anonymized patient samples, will expand our already industry-leading genomics knowledge base.

•
In November 2018, we introduced a new QCI Interpret solution for blood cancers, to provide actionable information for sub-classification and prognostic assessment of hematological malignancies such as leukemia, Non-Hodgkin lymphoma, Hodgkin lymphoma and multiple myeloma. QCI Interpret is a web-based decision support platform that draws on the industry-leading QIAGEN Knowledge Base to evaluate genomic variants in the context of published biomedical literature, professional guidelines, publicly and privately available databases, drug labels and clinical trials.

•
Also in November 2018, QIAGEN launched new CLC Genomics Workbench software to serve more customers, reinforcing a strategic push to expand the utility of QIAGEN’s analysis tools beyond the current core market of bioinformaticians. The new tool combines the best of two previous products, CLC Biomedical Genomics Workbench and CLC Genomics Workbench. Improvements include a streamlined, easy-to-use interface useful for scientists with any bioinformatics skill level, a dramatically reduced data footprint to accommodate computing resources in virtually any lab, and in-depth reference tools to get users started quickly for many species and genomic panels.

Pioneering liquid biopsy solutions and other differentiated sample technologies:

•
As a world leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN’s differentiated solutions for front-end challenges continued to drive growth in 2018. QIAGEN technologies process an estimated 50,000 biological samples a day. Our strategic focus is on rapidly growing applications in research and clinical diagnostics, such as "liquid biopsies" for efficient, and less-invasive diagnosis and soil, liquid and plant samples for analyzing microbiomes.

•
In January 2019, QIAGEN launched QIAcube Connect, a next-generation solution for automated sample processing. Building on over 8,000 placements of the first-generation QIAcube instrument, QIAcube Connect delivers a new level of digitization and ease of use to process samples with thousands of protocols, while assuring full standardization and freeing researchers from repetitive manual processing.

•
Innovative liquid biopsy technologies increasingly enable QIAGEN customers to unlock molecular insights from blood or other fluids as alternatives to surgical biopsies and tissue samples. In April 2018 we launched two novel liquid biopsy panels to evaluate circulating tumor cells (CTCs): The AdnaTest ProstateCancerPanel AR-V7 Kit and the AdnaTest LungCancer Kit both deliver unique insights for the growing field of research into molecular mechanisms. QIAGEN solutions based on several different technologies for isolation and stabilization of nucleic acids are used in an estimated 80% of liquid biopsy testing.

•
As a pioneer in sample technologies, QIAGEN partners with leading microbiome researchers to provide cutting-edge tools for the study of microbial communities in the body and the environment. In 2018, QIAGEN launched the new DNeasy PowerSoil Pro Kit and DNeasy Plant Pro Kit as innovative tools for extracting fungal and bacterial DNA from a variety of soil and plant samples. We also introduced QIAseq 16S/ITS Panels and UCP Multiplex PCR Kit for next-generation sequencing to enable the most accurate microbial community profiling from complex samples. QIAGEN supports research initiatives worldwide, and our solutions are used and recommended by international consortia like the Human Microbiome Project, the Earth Microbiome Project and the MetaSUB Consortium.

•
In Applied Testing, QIAGEN’s efficient, highly accurate sample and assay technologies for forensics and human identification helped drive our growth again in 2018. QIAGEN partners with public agencies and international organizations in a variety of initiatives for investigation of crimes, identification of missing persons and forensic research. For example, QIAGEN won a tender in 2018 from one government to manage creation of a national DNA database, scaling up over three years to process and load 500,000 DNA samples, and to provide Sample to Insight forensic capabilities to aid in law enforcement, disaster relief and other public safety applications.

•
QIAGEN’s Custom Solutions business, started in 2017, serves life science and molecular diagnostics customers with the tools and expertise to quickly build and commercialize products that meet unique workflow requirements. The unit offers custom and OEM sample technologies, oligo and enzyme product options for PCR, qPCR and NGS product development, as well as a range of other platform technologies.
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
Consumables and related revenues
Consumable products, accounting for approximately 78-80% of net sales, typically include sample technologies to extract and purify molecules of interest from biological samples and assay technologies that make information from these samples available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and a manual of protocols and background information. Reliability, standardization, ease of use and cost-effectiveness are keys to the success of molecular testing products.
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
Our assay technologies contain all the needed reagents to enable customers to target molecules of interest for detection on platforms supporting PCR, NGS or multimodal analysis. Each assay kit is sufficient to support a number of applications, varying from a single application to kits containing more than 1,000 applications each. Applications include open, general-purpose PCR reagents, as well as kits and panels for detection of viral or bacterial pathogens and parasites, pharmacogenomic testing and genotyping. In PCR, examples are our therascreen family of companion diagnostics, artus line for profiling infectious diseases, and investigator assays for forensics and human identification. A growing portfolio of Digital NGS panels enable sequencing to target DNA or RNA variants for clinical research in cancer or other diseases.
Related revenues, accounting for approximately 7-9% of our net sales, include bioinformatics solutions, sold as freestanding software or cloud-based solutions and also integrated into many QIAGEN consumables and instruments for seamless Sample to Insight workflows.
Related revenues also include royalties, milestone payments from co-development agreements with pharmaceutical companies, payments from technology licenses and patent sales, and custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.
Automation platforms and instruments
Our instrumentation systems, contributing approximately 12-13% of net sales together with related services and contracts, automate the use of consumables into efficient workflows for a broad range of laboratory needs. QIAGEN platforms are designed to carry our customers from Sample to Insight - handling and preparation of biological samples, analysis using sequencing technologies, and interpretation that delivers valuable insights. These instruments enable laboratories to perform reliable and reproducible processes, including nucleic acid sample preparation, assay setup, target detection, and interpretation of genomic information. Often several of these instruments are integrated into end-to-end workflows.
Among the automation platforms that contribute to QIAGEN’s business:
QIAsymphony is a user-friendly automation system that drives integrated workflows for molecular testing, making laboratories more efficient and helping disseminate standardized, clinically proven molecular diagnostics. The platform includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and Rotor-Gene Q, our rotary real-time PCR cycler system, which makes sequences of DNA and RNA visible through amplification and quantifiable. The fully integrated system with all three modules is QIAsymphony RGQ. In 2018, our installed base surpassed 2,300 QIAsymphony systems in a wide variety of applications and laboratories worldwide. The platform enhances workflows through continuous loading, random access and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing more regulator-approved assays to add value for customers.

GeneReader NGS System, introduced in late 2015, continues to gain acceptance as the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. This end-to-end platform provides a simpler, more cost-effective way for basic and translational research to take advantage of NGS technology for improved outcomes. The benchtop GeneReader workflow offers the flexibility of scalable batch sizes and continuous loading of multiple flow cells, and customers can achieve relevant insights using QIAGEN's proven gene panels and bioinformatics. In 2018, we continued to add new content, including QIAact panels covering the most widespread cancers and deep-dive panels for myeloid malignancies and breast and ovarian cancers, as well as customizable panels for research in inherited diseases. GeneReader's digital sequencing integrates seamlessly with QIAGEN bioinformatics solutions for interpretation.
QIAstat-Dx enables fast, cost-effective and easy-to-use syndromic testing with novel Sample to Insight solutions. Launched in Europe in April 2018, QIAstat-Dx provides a one-step, fully integrated molecular analysis of common syndromes with a small laboratory footprint. The first two tests differentiate hard-to-diagnose respiratory and gastrointestinal infections, and QIAGEN is developing an extensive pipeline of additional content. QIAGEN expects a 2019 U.S. launch of QIAstat-Dx following regulatory approvals.
NeuMoDx 288 and NeuMoDx 96 are fully integrated systems for automation of higher-throughput PCR testing in clinical laboratories with increasing molecular test volumes. QIAGEN began distributing the systems in Europe and other major non-U.S. markets in late 2018, with an initial test menu in infectious diseases and a broad pipeline under development. The platforms’ developer, NeuMoDx Molecular, Inc., is distributing these instruments within the United States. Under a merger agreement, QIAGEN can acquire all NeuMoDx shares not currently owned at a predetermined price.
QIAcube workstations provide highly versatile solutions for automated sample processing, and we are now launching the next-generation QIAcube Connect with advanced digital capabilities and full connectivity. These solutions assure standardization of sample preparation and save laboratory staff time by eliminating repetitive manual procedures.
Customers
With a growing portfolio of innovative products for molecular testing, QIAGEN has built deep customer relationships across the entire value chain of the life sciences. Discoveries often surface in universities and research institutes and are published, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We serve the needs of four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices

•	Applied Testing - government or industry customers using molecular technologies in non-healthcare fields such as forensics and human identification

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as disease mechanisms and pathways, in some cases translating findings into drug targets or other products
Molecular Diagnostics
The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, creating a large and growing market for sample preparation, assay kits and bioinformatics in clinical care. Dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in healthcare around the world, and next-generation sequencing is disseminating rapidly to further transform healthcare. Technologies for molecular diagnostics enable clinicians and labs to identify and profile microorganisms, cancer cells, bacteria and viruses by detecting specific nucleic acid sequences or characterizing newly discovered genomic sequences related to diseases. Commercial applications are multiplying as researchers identify new biological markers for disease and develop novel technologies to decipher these diagnostic clues.
The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2018, including about $4-5 billion potentially addressable with QIAGEN's product portfolio. Molecular diagnostics is the most dynamic segment of the global in vitro diagnostics market and is growing at a compound annual rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities.
In QIAGEN’s robustly growing Molecular Diagnostics business we focus on three priorities for fighting disease:

•
Oncology - accurately diagnosing cancer, enabling prevention or early detection, and guiding selection of therapies with individualized molecular insights. QIAGEN offers a broad portfolio of companion diagnostic kits and panels to detect mutations of genes such as KRAS, EGFR, BRAF, BRCA1/2 and others that influence the development of cancers and the efficacy and safety of medicines. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer.

•
Infectious diseases - detecting and differentiating a broad range of viral and bacterial infections, including diseases such as HIV, hepatitis, influenza and healthcare-associated infections, as well as common respiratory and gastrointestinal syndromes. Use of molecular testing to differentiate among pathogens can be useful in guiding treatment, such as selection of antibiotic or antiviral therapies.

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
QIAGEN's oncology test portfolio includes a broad range of technologies and biomarkers for Precision Medicine, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR and JAK2, as well as comprehensive gene panels for research applications in next-generation sequencing. In 2018, we broadened the use of our therascreen EGFR RGQ PCR Kit with its second and third FDA approvals as a companion diagnostic in lung cancer, launched the therascreen PITX2 RGQ PCR Kit as the first clinically validated DNA methylation assay to help predict the response of high-risk breast cancer patients to chemotherapy, and added two new FDA-cleared uses for our ipsogen JAK2 RGQ PCR Kit. We have a deep pipeline of oncology tests for PCR and NGS analysis under development. In addition to our broad portfolio of molecular technologies and automation systems, QIAGEN offers Pharma partners a full infrastructure for co-development programs, intellectual property on platforms and content, regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies.
QIAGEN also offers an extensive range of kits for diagnosing infectious diseases, including a broad menu of reliable tests on the QIAsymphony platform, plus the new QIAstat-Dx panels for respiratory and gastrointestinal syndromes. We are expanding this portfolio by seeking regulatory approvals of new tests in additional markets.
QIAGEN is one of the global leaders in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our “gold standard” digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, QIAGEN vigorous price competition has reduced that business to about 1% of total sales.
Applied Testing
Use of molecular technologies is expanding in more areas of life as industry and government organizations apply standardized Sample to Insight solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, as well as for food safety and veterinary diagnostics. In 2018, we took steps to streamline QIAGEN’s Applied Testing business by divesting our portfolio of veterinary assays to a new animal health company funded by a private capital firm.
QIAGEN’s forensics franchise delivered solid growth in 2018. We are a leader in standardizing solutions for reliable forensic testing, and we have built strong relationships with law enforcement and other organizations engaged in human identification. QIAGEN also provides industry-leading solutions for studies of microbiomes and their effect on health and the environment.
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
We have built a position as the preferred partner for pharmaceutical and biotech companies to co-develop companion diagnostics paired with targeted drugs. A wave of newly discovered biomarkers and molecular tests indicating the likely efficacy and safety of associated drugs is now transforming the treatment of cancer and other diseases. Our more than 25 master collaboration agreements with Pharma, some with multiple co-development projects, have created a rich pipeline of molecular tests that can move, along with the drugs, through clinical trials and regulatory approvals for marketing to healthcare providers. Several new companion diagnostics are currently in the registration process.
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

(in thousands)	2018	2017	2016
Net Sales
Consumables and related revenues	$1,315,459	$1,242,715	$1,166,131
Instrumentation	186,389	174,821	171,860
Total	$1,501,848	$1,417,536	$1,337,991
Geographical Information
QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2018	2017	2016
Net Sales
Americas:
United States	$632,660	$579,906	$555,676
Other Americas	60,359	73,478	71,797
Total Americas	693,019	653,384	627,473
Europe, Middle East and Africa	490,301	462,980	428,055
Asia Pacific and Rest of World	318,528	301,172	282,463
Total	$1,501,848	$1,417,536	$1,337,991
QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2018, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales.
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
As a percentage of sales, our research and development investments are among the highest in our industry. Almost 1,100 employees in research and development work in QIAGEN centers of excellence on three continents.
Strengthening our leadership in automation is a key to driving dissemination of molecular testing in healthcare and other laboratories, as well as generating increased demand for our consumable products. We continue to expand the applications of all of our automation systems. QIAGEN is developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Medicine in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx, NeuMoDx and GeneReader NGS automation systems in the coming years. In 2018, we launched novel diagnostic tests running on the QIAsymphony platform for lung, breast and blood cancers, as well as Trichomonas vaginalis and human papillomavirus. In early 2019, we added tests for hepatitis B and hepatitis C to the menu of diagnostics for QIAstat-Dx.
Our bioinformatics teams are also developing new software solutions and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of data from next-generation sequencing. In addition, we are integrating these digital technologies with instruments and molecular content to provide our customers seamless Sample to Insight workflows.
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
Our GeneGlobe web portal (www.geneglobe.com) is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. We have integrated GeneGlobe with our bioinformatics solutions, linking biological interpretation with ordering of relevant assays to accelerate research.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2018, our purchases of intangible assets totaled $41.0 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2018, we owned 340 issued patents in the United States, 277 issued patents in Germany and 1,786 issued patents in other major industrialized countries. We had 576 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
Competition
In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies in these markets. We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use.
We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification, assay solutions and for transfection reagents and protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use.
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
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) have been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions, however, this Directive will be replaced by the In Vitro Diagnostic Device Regulation (IVDR) in May 2022. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.
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
Under the IVDR, which was enacted by the European Commission (EC) on May 25, 2017, in vitro diagnostics will be subject to additional legal regulatory requirements after the IVDR comes into full effect on May 26, 2022. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition period and it is anticipated that it will be late in 2019 before the infrastructure is established to begin the new approvals process.
U.S. Regulations
In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and postmarket controls which will differ depending on how the FDA classifies a specific IVD. Certain types of tests like some that we manufacture and sell for research use only in the United States have not been subject to FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For

Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs) which are in vitro diagnostic tests that are designed, manufactured and used within a single laboratory, have been subject to enforcement discretion, which means that FDA generally has not enforced premarket review and other applicable FDA requirements. However, as LDTs have increased in complexity, the FDA has begun to take a risk-based approach to their regulation. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
In Vitro Diagnostics
The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some LDTs. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to premarket notification, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee, that is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.
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
The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may request the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more "contemporary" approach. We cannot predict what if any changes will occur or how they will affect our current or future products.
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
Unique Device Identifier Requirements
In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the HC2, QuantiFERON, artus, and therascreen products. We established a task force to ensure that the deadline was met but there is additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products were required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by September 2018. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA.
Regulation of Research Use Only Products
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
HIPAA and Other Privacy and Security Laws
Numerous privacy and data security laws apply to personal information, including health information. These laws vary in their application. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (collectively, HIPAA), regulate the uses, disclosures and security of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the implementation of administrative, physical and technical safeguards to keep PHI secure. HIPAA also applies to organizations that create, receive, maintain or transmit PHI to provide services to or for or on behalf of covered entities (business associates). Business associates and certain of their subcontractors are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established by HIPAA. The HIPAA breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured in accordance with HIPAA standards, such as by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications. In the ordinary course, HIPAA does not apply to us directly, but if we were to act as a HIPAA covered entity or business associate, we would be subject to these obligations. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization, de-identify information or take some other step so that we may provide services involving PHI. When PHI is de-identified in accordance with HIPAA or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient, but our use and disclosure of the information may be limited by contract or the terms of the authorization.
All 50 states have adopted data breach notification laws relating to the “personal information” of their residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. An increasing number of states are broadly including "health information" as personal information protected under the law. There is significant variability under these laws, but most require notification to affected individuals and to the government in the event of breach. Other laws of some states require that that we comply with data security obligations. These laws may apply to us when we receive or maintain personal information regarding individuals, including our employees.

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
Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated. For example, the California Consumer Privacy Act of 2018, set to take effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information. There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.
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
Other Fraud and Abuse Laws
The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to be made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.
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
The anti-inducement law (Section 1128A(a)(5) of the Social Security Act), prohibits providers from offering anything of value to a Medicare or Medicaid beneficiary to induce the beneficiary to use items or services covered by either program. Additionally, the Civil Monetary Penalties Law (Section 1128A of the Social Security Act), authorizes the United States Department of Health and Human Services to impose civil penalties administratively for various fraudulent or abusive acts.
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
As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare.
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
Conflict Minerals
U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our most recent Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2017 on Form SD on May 17, 2018 and will provide updated disclosure to the Securities Exchange Commission as required.
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
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $109.8 million, $90.1 million and $74.5 million for 2018, 2017 and 2016, respectively.
We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, Germantown, Maryland and Shenzhen, China. These facilities operate in accordance with cGMP requirements.
The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.
Our facilities in Hilden, Germany, currently occupy a total of approximately 786,000 square feet. Our most recent expansion to these facilities was in 2018 and included approximately 6,400 square feet of clean room space for Stat-DX integration. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2015, we completed expansion of our research and production facilities in Hilden, Germany and renovations of administrative facilities in Germantown, Maryland.
We lease a facility in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations. We also lease facilities in Massachusetts with 24,860 square feet in Waltham for NGS system development and 44,000 square feet in Beverly for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet and Cary, North Carolina with 10,900 square feet focused on bioinformatics and 19,000 square feet in Minden, Nevada for Service Solutions. We have shared service centers which lease facilities in Wroclaw, Poland (42,100 square feet) and Manila, Philippines (20,200 square feet). Additionally, we lease facilities in Shenzhen, China and Manchester, United Kingdom for research operations. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
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
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes:

•
Molecular Diagnostics - healthcare providers engaged in many aspects of patient care requiring accurate diagnosis and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring

•	Applied Testing - government or industry customers using molecular technologies in non-healthcare fields, such as forensics and human identification

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2018, we employed approximately 5,000 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions and implemented other strategic transactions since 2016, aiming to achieve market-leading positions with innovative technologies in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include:

•
In April 2018, QIAGEN acquired STAT-Dx, a privately held company with a next-generation multiplex PCR system that enables fast, cost-effective and flexible syndromic testing. Following the acquisition, we launched the novel Sample to Insight system, known as QIAstat-Dx, in Europe, delivering one-step, fully integrated molecular analysis of widespread syndromes based on QIAGEN chemistries. The first two CE-IVD marked assays provide differential diagnosis of serious respiratory and gastrointestinal infections. FDA submission was completed in late 2018, and U.S. launch is expected in 2019. A broad menu of tests is under development for syndromes in infectious disease, oncology and other areas. QIAGEN acquired STAT-Dx for approximately $149 million in cash and additional future payments of up to about $44 million based on the achievement of regulatory and commercial milestones.

•
In September 2018, QIAGEN announced a strategic partnership with NeuMoDx Molecular, Inc. to commercialize two next-generation, fully integrated automation systems for PCR testing. The NeuMoDx 288 (high-throughput version) and NeuMoDx 96 (mid-throughput version) systems help clinical laboratories process increasing molecular test volumes and deliver more rapid diagnostic insights. QIAGEN is initially distributing the systems and related consumables in Europe and other major markets outside the United States, while NeuMoDx is currently distributing these instruments within the United States. The two companies entered into a merger agreement under which QIAGEN can acquire all NeuMoDx shares that it does not currently own at a price of approximately $234 million (QIAGEN currently owns 19.9% of NeuMoDx), subject to regulatory and operational milestones. The systems offer a growing menu of in vitro diagnostic tests and the ability to flexibly and efficiently process both commercial and laboratory-developed tests.

•
In January 2019, QIAGEN announced plans to develop next-generation systems for digital PCR, one of the fastest-growing molecular testing applications in the life sciences industry, and acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. Combining the Formulatrix assets with QIAGEN technologies and automation, we expect to bring to market a fully integrated digital PCR solution with a targeted launch in 2020. The system will offer highly automated workflows, quicker time-to-result, and higher multiplexing and throughput flexibility than current digital PCR platforms. QIAGEN paid Formulatrix $125 million in cash upon closing and agreed to future milestone payments of approximately $136 million in 2020.

•
Also in January 2019, QIAGEN acquired N-of-One, Inc., a pioneer in molecular oncology decision support services, to strengthen our bioinformatics leadership in clinical NGS interpretation. The acquisition enables us to offer a broader range of software, content and service-based solutions. N-of-One’s services and proprietary database will be integrated into QIAGEN Clinical Insight (QCI), adding medical interpretation and real-world evidence insights and offering robust decision support in oncology. N-of-One’s somatic cancer database with more than 125,000 anonymized patient samples will further increase QIAGEN’s lead as provider of the industry’s largest genomics knowledge base.

•
In April 2018, QIAGEN took steps to streamline our presence in veterinary testing through a strategic partnership with Fidelio Capital, a Swedish firm with significant investments in animal health. QIAGEN transferred our portfolio of veterinary assays and the Leipzig site to INDICAL BIOSCIENCE GmbH, a new company created by Fidelio. Under the agreement, QIAGEN manufactures and supplies sample processing solutions for INDICAL.

•
QIAGEN entered into a joint venture in May 2017 with Sichuan Maccura Biotechnology Co., Ltd., a leading in vitro diagnostics company in China, to accelerate the growth of QIAGEN’s GeneReader NGS System. Known as MAQGEN China and based in Chengdu, Sichuan Province, the venture will develop local adaptations, pursue regulatory paths for the GeneReader and leverage Maccura’s broad customer network to expand the system’s adoption in laboratories across China. Maccura owns 60% of the joint venture and QIAGEN owns 40%. QIAGEN’s own operations in China continue as a stand-alone company, focusing on our other products and services for customers such as QuantiFERON-TB and the Life Sciences portfolio.

•
QIAGEN took steps in late 2017 to streamline its product portfolio in China and focus on growth areas by discontinuing commercialization of some non-core PCR tests and externalizing the HPV test franchise for cervical cancer screening in China to a third-party company. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN is a minority shareholder of this company.

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

Our financial results include the contributions of recent acquisitions and divestitures from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities.
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2018, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2018, Compared to 2017
Net Sales
In 2018, net sales grew 6% to $1.50 billion compared to $1.42 billion in 2017 reflecting our organic business expansion in both consumables and related revenues and instruments as well as growth due to the April 2018 acquisition of STAT-Dx Life, S.L. (STAT-Dx), a privately-held company developing the next generation of multiplex diagnostics for one-step, fully integrated molecular analysis of common syndromes using a novel system based on real-time PCR technology and proven QIAGEN chemistries. We experienced good volume gains across the consumables and related revenues portfolio (+6% / 88% of sales), while instrument sales (+7% / 12% of sales) were supported by solid placements of the QIAsymphony automation system.
Customer classes: An overview of performance in QIAGEN's four customer classes:
Net sales by product category and customer class

	Full-year 2018
	Sales (In $ m)	% change	% of sales
Consumables and related revenues	$1,315	+6%	88%
Instruments	$186	+7%	12%

Molecular Diagnostics(1)	$732	+7%	49%
Applied Testing	$137	—%	9%
Pharma	$291	+6%	19%
Academia	$342	+6%	23%
(1) Includes companion diagnostic co-development revenues ($58 million, +36%) and U.S. HPV sales ($19 million, -33%, 1% of sales).

Molecular Diagnostics grew at a 7% rate due, in part, to the QuantiFERON-TB test delivering 21% growth and a record year in Precision Medicine supported by the expansion in revenues from companion diagnostic co-development projects. This more than offset the decline in U.S. HPV sales ($19 million in 2018 as compared to $28 million in 2017), the divestment of the HPV test franchise in China to a third party in January 2018, and the accelerated reduction of low-margin, third-party instrument service contracts during the final months of 2018 to ensure service capacity for several new instrument launches.
Applied Testing was impacted by the April 2018 divestment of the veterinary assays portfolio in addition to changes made during the later portion of 2018 to a third-party research and development project linked to this divestment. Excluding the impact of this divestment, Applied Testing grew due to expansion of the forensics portfolio in the Americas.
Pharma experienced 6% sales growth 2018 as a result of solid gains in both instruments and consumables during the course of the year with gains in the Americas and Europe, Middle East and Africa regions.
Academia was led by a strong performance in the Asia Pacific / Japan region during 2018 with overall robust growth in instrument revenues along with more modest growth for consumables.
Net sales by geographic region

	Full-year 2018
	Sales (In $ m)	% change	% of sales
Americas	$693	+6%	46%
Europe / Middle East / Africa	$490	+6%	33%
Asia-Pacific / Japan	$315	+6%	21%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey ($246 million, +5%, 16% of sales)
Rest of world represented less than 1% of net sales.

Geographic regions: All geographic regions grew at solid single-digit rates in 2018. The Europe / Middle East / Africa region experienced improving trends in Italy, Switzerland and Turkey during the year in addition to benefits from the geographic expansion in the Middle East. The Asia-Pacific / Japan advanced due partially to improving performance in Japan and China during the second half of 2018 despite a weaker performance in South Korea in part due to a 2017 QuantiFERON-TB tender in the country. The Americas advanced at a 6% rate due to gains in Latin America and Canada and the strong underlying U.S. performance after considering the decline in instrument service revenues in the Molecular Diagnostics customer class.
Gross Profit
Gross profit was $1.0 billion, or 67% of net sales, in 2018, compared with $922.6 million, or 65% of net sales, in 2017. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. The 2018 growth in consumables contributed to the higher margin in 2018. Further, gross profit in 2018 was impacted by $1.6 million in restructuring charges while 2017 was impacted by restructuring charges of $4.4 million.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased to $56.7 million in 2018 from $72.7 million in 2017 reflecting the end of the amortization period of intangibles acquired in 2007. Acquisition-related intangible amortization may increase in the future should we make further acquisitions.

Research and Development
Research and development expenses increased by 5% to $161.9 million (11% of net sales) in 2018, compared to $154.1 million (11% of net sales) in 2017. The increase in research and development costs in 2018 reflects our ongoing investments in NGS and our life sciences portfolio, together with regulatory activity in support of new products. Research and development costs during 2018 also reflect incremental costs due to the acquisition of STAT-Dx in January 2018. Lower expense in 2017 includes a $0.7 million reduction in costs as a result of forfeitures of share-based compensation. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased by 4% to $392.3 million (26% of net sales) in 2018 compared to $375.6 million (26% of net sales) in 2017. Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expense. We experienced efficiencies due to a lower cost base following the realignment of marketing activities as part of restructuring projects which were offset by higher personnel costs, including the expansion into China and external services, as well as initiatives for new product launches. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales.
General and Administrative, Restructuring, Integration and Other
General and administrative, restructuring, integration and other costs decreased by 29% to $141.2 million (9% of net sales) in 2018 from $200.1 million (14% of net sales) in 2017. The decrease in 2018 reflects lower litigation related charges which totaled $10.5 million in 2018 as compared to $45.3 million in 2017. Additionally, 2018 includes a $4.8 million revaluation gain of a minority interest investment in connection with the acquisition as discussed in Note 5 "Acquisitions and Divestitures", and overall lower acquisition and integration costs which were partially offset higher compensation costs. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional restructuring and business integration costs in 2019. Over time, we believe the restructuring and integration activities will reduce expenses as we improve efficiency in operations.
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
During 2018, amortization expense on acquisition-related intangibles within operating expense decreased to $39.0 million, compared to $39.4 million in 2017. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.
Other Income (Expense)
Total other expense, net was $40.8 million in 2018, compared to $39.0 million in 2017. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income.
For the year ended December 31, 2018, interest income increased to $20.9 million from $10.6 million in 2017. Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 13 "Derivatives and Hedging" in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions.
Interest expense increased to $67.3 million in 2018, compared to $49.7 million in 2017. Interest costs primarily relate to debt, discussed in Note 15 "Lines of Credit and Debt" in the accompanying consolidated financial statements.
Other income, net was $5.6 million for the year ended December 31, 2018. Other income includes $13.1 million of upward adjustments resulting from observable price changes for non-marketable investments not accounted for under the equity method, a $5.1 million gain from the sale of our interest in a non-publicly traded company and $2.6 million in income from equity-method investments, all as discussed further in Note 10 "Investments". Additionally in 2018, we recorded a divestiture gain of $8.0 million as discussed in Note 5 "Acquisitions and Divestitures". This income was partially offset by impairments, including $6.1 million of impairments in non-marketable investments accounted for under the equity method as discussed further in Note 10, and net losses on foreign currency of $12.3 million for the year ended December 31, 2018.
Other expense, net for the year ended December 31, 2017 includes a $3.5 million gain in connection with the sale of our interest in a non-marketable investment accounted for under the equity method as well as $3.2 million in income from equity-method investments offset by a $5.1 million loss recognized in connection with the impairments of non-marketable investments not accounted for under the equity method and net losses on foreign currency in 2017 of $3.3 million.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. In 2018 and 2017, our effective tax rates were 15.7% and 64.7%, respectively. The comparison is impacted by pre-tax book income which was higher in 2018 at $225.7 million compared to $114.4 million in 2017. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2018 and 2017, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt.
During 2017, the 64.7% reflects the impacts of the U.S. tax reform. Because of the tax reform, we revalued our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% and provided for a valuation allowance of $60.8 million which was recorded against deferred tax assets related to U.S. interest carry forwards. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions. During 2017, we increased accruals for tax contingencies by $22.1 million, primarily related to ongoing income tax audits.
See Note 16 "Income Taxes" to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
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
Sales and Marketing
Sales and marketing expenses were largely unchanged at $375.6 million (26% of net sales) in 2017 compared to $376.3 million (28% of net sales) in 2016. Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. We experienced efficiencies due to a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. These incremental savings were slightly offset by higher compensation costs including share-based compensation expense when compared to the prior period due to reassessment of stock units with performance criteria.
General and Administrative, Restructuring, Integration and Other
General and administrative, restructuring, integration and other costs increased by 11% to $200.1 million (14% of net sales) in 2017 from $180.6 million (13% of net sales) in 2016. The increase in 2017 reflects an increase in acquisition and integration costs which totaled $68.9 million in 2017, which included $45.3 million in costs from acquisition related legal settlements partially offset by $3.3 million gains recorded from the reduction in the fair value of contingent consideration following unmet milestones, as compared to $31.1 million in 2016, of which $6.3 million related to the transaction costs incurred in connection with the acquisition of Exiqon A/S. Acquisition and integration related costs in 2016 are net of $5.0 million of the total $6.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. 2016 also includes the impact of lower share-based compensation costs following a reassessment of stock units with performance criteria. Restructuring costs of $29.1 million were lower in 2017 compared to $56.2 million in 2016 related to internal activities, including severance and retention costs as discussed fully in Note 6 "Restructuring".
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
For the year ended December 31, 2017, interest income increased to $10.6 million from $6.8 million in 2016. Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 13 "Derivatives and Hedging" in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions.
Interest expense increased to $49.7 million in 2017, compared to $39.0 million in 2016. Interest costs primarily relate to debt, discussed in Note 15 "Lines of Credit and Debt" in the accompanying consolidated financial statements.
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
During 2017, the 64.7% reflects the impacts of the U.S. tax reform. Because of the tax reform, we revalued of our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% and provided for a full valuation allowance of $60.8 million which was recorded against deferred tax assets related to U.S. interest carry forwards. Based on the debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions. Following the adoption of ASU 2016-09 Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, $5.2 million of excess tax benefit was recognized directly to the tax provision for the year ended December 31, 2017 and during 2017, we increased accruals for tax contingencies by $22.1 million, primarily related to ongoing income tax audits. In 2016, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt. See Note 16 "Income Taxes" to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors.
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions is included in other expense, net, and in 2018 and 2017 was $12.3 million and $3.3 million, respectively, and in 2016 was less than $0.1 million.
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
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 13 "Derivatives and Hedging" to the accompanying consolidated financial statements.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2018 and 2017, we had cash and cash equivalents of $1.16 billion and

$657.7 million, respectively. We also had short-term investments of $234.6 million at December 31, 2018. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2018, cash and cash equivalents had increased by $501.4 million from December 31, 2017, primarily as a result of cash provided by operating activities of $359.5 million and cash provided by financing activities of $360.4 million, partially offset by cash used in investing activities of $211.4 million. Working capital as of December 31, 2018 decreased to $1.18 billion as compared to $1.32 billion as of December 31, 2017, reflecting current portion of long-term debt as of December 31, 2018 of $503.1 million in addition to the cash provided by the operating and financing activities in 2018 as described below
Operating Activities. For the years ended December 31, 2018 and 2017, we generated net cash from operating activities of $359.5 million and $286.8 million, respectively. While net income was $190.4 million in 2018, non-cash components in income included $206.4 million of depreciation and amortization and $17.0 million of non-cash impairments due to the impairment of cost-method investments as further discussed in Note 10 "Investments" and impairments of internal-use software as discussed in Note 9 "Property, Plant and Equipment".
Operating cash flows include a net decrease in working capital of $80.8 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable and decreased accrued and other current liabilities and taxes payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $211.4 million of cash was used in investing activities during 2018, compared to $464.3 million during 2017. Investing activities during 2018 consisted principally of $568.0 million for purchases of short-term investments, $172.8 million in cash paid for acquisitions, net of cash acquired as discussed in Note 5 "Acquisitions and Divestitures", $109.8 million in cash paid for purchases of property and equipment, as well as $41.0 million paid for intangible assets and $9.4 million paid for strategic investments in privately and publicly held companies as discussed in Note 10 "Investments", partially offset by $691.8 million from the sale of short-term investments. Investing activities during 2017 consisted principally of $450.6 million for purchases of short-term investments, partially offset by $189.0 million from the sale of short-term investments. Additionally, during 2017 cash paid for acquisitions, net of cash acquired, totaled $50.5 million.
Financing Activities. For the year ended December 31, 2018, cash provided by financing activities was $360.4 million compared to cash provided by financing activities of $387.2 million in 2017. Financing activities during 2018 consisted primarily of $494.9 million net cash proceeds from the 2018 cash convertible offering. We used $97.3 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the call spread overlay. Cash provided in 2018 was further offset by the repurchase of QIAGEN shares totaling $104.7 million.
In 2017, cash provided from financing activities included $329.9 million net cash proceeds from the German private placement and $394.4 million net cash proceeds from the 2017 cash convertible offering. We used $73.7 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the call spread overlay. Cash provided in 2017 was further offset by the capital repayment of $243.9 million made to shareholders in connection with the January 2017 synthetic share buyback discussed in Note 17 "Equity" and repurchased QIAGEN shares of $61.0 million.
Cash used in other financing activities during the year ended December 31, 2018 and 2017 consisted primarily of $5.5 million and $4.4 million paid for contingent consideration, respectively, together with $2.0 million and $4.1 million paid in connection with derivative collateral arrangements, respectively.
Other Factors Affecting Liquidity and Capital Resources
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $470.0 million, after payment of the net cost of the Call Spread Overlay and transaction costs paid through December 31, 2018 as described more fully in Note 15 "Lines of Credit and Debt". Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date.
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

Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 15 "Lines of Credit and Debt".
In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2018. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2018. We also have capital lease obligations, including interest, in the aggregate amount of $0.1 million, and carry $2.2 billion of long-term debt, of which no amounts are current as of December 31, 2018.
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
We also have capital lease obligations, including interest, in the aggregate amount of $0.1 million, and carry $2.2 billion of long-term debt, of which no amounts are current as of December 31, 2018.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $57.3 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 19 "Commitments and Contingencies".
In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, we repurchased 2.9 million QIAGEN shares for $104.7 million (including transaction costs). In April 2016, we announced the launch of our fourth $100 million share repurchase program. During 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs). Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans.
In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was repaid to shareholders through the transaction and the outstanding number of common shares was reduced by 8.9 million, or 3.7%. As discussed further in Note 17 "Equity", the capital repayment program was completed in January 2017.
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
Off-Balance Sheet Arrangements
Other than our former arrangements with QIAGEN Finance as discussed in Note 15 "Lines of Credit and Debt" to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2018, 2017 and 2016.

Contractual Obligations
As of December 31, 2018, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2019	2020	2021	2022	2023	Thereafter
Long-term debt (1)	$2,288,726	$531,197	$25,884	$339,446	$490,402	$344,550	$557,247
Purchase obligations	128,281	93,214	20,804	8,883	2,690	2,690	—
Operating leases	60,666	20,235	14,845	10,745	6,839	3,854	4,148
License and royalty payments (2)	48,631	11,973	11,613	9,167	6,731	4,704	4,443
Capital lease obligations (3)	86	63	23	—	—	—	—
Total contractual cash obligations	$2,526,390	$656,682	$73,169	$368,241	$506,662	$355,798	$565,838
  ____________________
(1) Amounts include required principal, stated at the current carrying values, and interest payments.
(2) As of December 31, 2018, $10.5 million and $24.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively.
(3) Includes future cash payments, including interest, due under capital lease arrangements.
On January 31, 2019, QIAGEN acquired all assets related to the digital PCR program of Formulatrix, Inc., for $125 million in cash with future milestone payments of approximately $136 million due in 2020.
In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $57.3 million based on the achievement of certain revenue and operating results milestones as follows: $23.7 million in 2019, $22.7 million in 2020, $5.9 million in 2022 and $5.0 million, payable in any 12-month period from now until 2028 based on the accomplishment of certain revenue or other milestones, regulatory approvals or clearances. Of the $57.3 million total contingent obligation, we have assessed the fair value at December 31, 2018 to be $49.0 million of which $27.5 million is included in accrued and other current liabilities and $21.5 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $59.9 million as of December 31, 2018 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, income taxes, investments, goodwill and other intangible assets, acquisitions and fair value measurements. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.
Revenue Recognition. We recognize revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation requires management’s judgments and estimates. Sales arrangements which require a measure of progress toward completion by measuring actual hours incurred to date as a proportion of the total budgeted hours of the project also involves management's judgments and estimates. While the majority of our sales agreements contain standard terms and conditions, we do enter into agreements that contain multiple products or services or non-standard terms and conditions. Sometimes it is difficult to determine whether there is more than one performance obligation under a sales agreement and if so, how and when revenue should be recognized is subject to certain estimates or assumptions. Should our judgments and estimates not be correct, revenue recognized for any reporting period could be adversely affected.
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
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in many jurisdictions across our global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes on the basis of technical merits. We record unrecognized tax positions in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax liabilities. These difference will be reflected as increases or decreases to income tax expense in the period in which the new information is available.
Investments. Generally accepted accounting principles require different methods of accounting for an investment depending on the level of influence that we exert. Assessing the level of influence involves subjective judgments. If management’s assumptions with respect to its level of influence differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.
We have equity investments accounted for under the measurement alternative as these equity securities do not have readily determinable fair values and are not accounted for under the equity method. This measurement alternative requires these investments to be measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, we review each investment for impairment, considering factors such as book values from the most recent financial statements, and forecasts and expectations of the investee, and also for any observable price changes from stock transactions of the issuer. If an impairment is determined to have occurred, estimation of the fair value of these nonmarketable equity investments is inherently subjective. Therefore, in the case of an impairment or an observable price change occurs, it could require a write-down or write-up of the investment that could materially impact our financial position and results of operations.
Additionally, we have made strategic investments in certain companies as more fully described in Note 10 "Investments" to the Consolidated Financial Statements, some of which are variable interest entities. FASB ASC Topic 810 requires a company to consolidate a variable interest entity in which it holds a variable interest if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. Assessing the requirements of ASC Topic 810 involves subjective judgments. If management’s assumptions with respect to the criteria differ in future periods, and we therefore have to account for these investments under a different method, it could have a material impact on our financial statements.
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
Acquisitions. We frequently enter into business combinations and must determine whether an acquired entity is considered to be a business or an asset or group of assets under ASU 2017-01, Business Combinations: Clarifying the Definition of a Business. A portion of the purchase price can only be allocated to goodwill in a business combination and transaction costs are expensed in a business combination yet capitalized in an asset acquisition. Contingent payments and in-process research and development costs are also handled differently. A set of assets is not a business if substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similar identifiable assets. In determining whether an acquired entity is considered to be a business or a set of assets, application of the "substantially all" threshold requires judgment.
The purchase price allocation for acquisitions of a business requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date with subsequent changes to the fair value being recognized in earnings.
We have made several acquisitions of businesses in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.
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
Additionally, our Level 3 instruments include non-marketable equity security investments for which we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. These investments are carried at fair value or under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
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
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business see Note 2 "Effects of New Accounting Pronouncements" of the Notes to Consolidated Financial Statements included in Item 18.

Item 6.	Directors, Senior Management and Employees
Managing Directors and Supervisory Directors are appointed annually for the period beginning on the date following the Annual General Meeting of our shareholders up to and including the date of the Annual General Meeting held in the following year.
Our Supervisory Directors and Managing Directors for the year ended December 31, 2018 and their ages as of January 31, 2019, are as follows:
Managing Directors:

Name	Age	Position
Peer M. Schatz	53	Managing Director, Chief Executive Officer
Roland Sackers	50	Managing Director, Chief Financial Officer
Supervisory Directors:

Name (1)	Age	Position
Stéphane Bancel	46	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Håkan Björklund	62	Chairman of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee
Dr. Metin Colpan	64	Supervisory Director, Chairman of the Science and Technology Committee and Member of the Selection and Appointment Committee
Dr. Ross L. Levine	47	Supervisory Director and Member of the Science and Technology Committee
Dr. Elaine Mardis	56	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	61	Supervisory Director and Chairman of the Audit Committee
Elizabeth E. Tallett	69	Supervisory Director, Chairwoman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee

(1)	Prof. Dr. Manfred Karobath was a member of the Supervisory Board since 2000 and did not stand for re-election at the Company’s Annual General Meeting in June 2018.
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors
Peer M. Schatz, 53, joined QIAGEN in 1993, when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is Managing Director of PS Capital Management GmbH. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and

Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields.
Roland Sackers, 50, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Supervisory Directors
Stéphane Bancel, 46, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Håkan Björklund, 62, was appointed as a new Supervisory Board Member in March 2017 and as Chairman of the Supervisory Board in June 2018. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. Under Mr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors at Acino International AG, Swedish Orphan Biovitrum AB (Sobi), BONESUPPORT AB and Trimb Healthcare AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden.
Dr. Metin Colpan, 64, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.
Dr. Ross L. Levine, 47, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Director of the Center for Hematologic Malignancies, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Dr. Elaine Mardis, 56, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of

Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at the Regeneron Genomics Center, PACT Pharma LLC, and Interpreta LLC. She also serves the U.S. government as a scientific advisor to the Veteran’s Administration for the Million Veterans Program. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.
Lawrence A. Rosen, 61, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the board of Lanxess AG and previously served on the board of Postbank AG from 2009 until 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 69, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011 and since 2016 has served as Chairwoman of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Meredith Corp and is chairwoman of the board of Anthem, Inc. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.
Professor Dr. Manfred Karobath, 78, had been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. In 2016, Prof. Karobath was appointed as Chairman of the Supervisory Board. He joined the Science and Technology Committee in 2014 and the Compensation Committee in 2016. He was also the Chairman of the Selection and Appointment Committee. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Prof. Dr. Karobath did not stand for re-election at the Company’s Annual General Meeting in June 2018.
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
The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of up to 10 years.
The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent.
Managing Board compensation
The compensation granted to the members of the Managing Board in 2018 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included long-term equity incentives that were awarded based on individual performance as well as equity awards in lieu of the value of the annual cash bonus.
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
Stock options, if granted, to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period.
In 2018, a grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a three-year plan covering 2019 and 2021 including quantitative goals for net sales, earnings before interest and taxes (EBIT), QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital and share price development as compared to peer companies. Under the Commitment Program, the financial targets for vesting are based on three-year goals as defined within QIAGEN’s five-year business plan covering the period from 2019 until the end of 2023. The targets for vesting were set and approved by the Supervisory Board.
For the year ended December 31, 2018, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus (1)	Other (3)	Total	Defined Contribution Benefit Plan	Performance Stock Units Granted (2)
Managing Board
Peer M. Schatz	$1,281,000	—	5,000	$1,286,000	$78,000	661,315
Roland Sackers	$575,000	—	37,000	$612,000	$80,000	197,000
  ____________________

(1)
The Variable Cash Bonus does not include values which were converted to equity-based compensation for each Managing Board member at his election in lieu of the value of the cash bonus earned by such Managing Board member in 2018. In 2019, Mr. Schatz will receive a grant of 60,982 performance stock units and Mr. Sackers will receive a grant of 21,131 performance stock units. The performance stock units will vest 40% over three years and 60% over five years from the date of grant, with the final performance measurement aligned to achievement of 2019 performance goals.

(2)
The Performance Stock Units Granted amount includes the number of performance stock units granted to each Managing Board member under the Company's Commitment Program. In 2018, Mr. Schatz received a grant of 307,000 performance stock units and Mr. Sackers received a grant of 97,000 performance stock units.

(3)
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
The Supervisory Board compensation for 2018 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows:

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
For the year ended December 31, 2018, the Supervisory Board members received the following compensation:

Name	Fixed Remuneration	Committee Chairman/ Chairwoman	Committee Membership	Total(2)	Restricted Stock Units
Supervisory Board
Stéphane Bancel	$57,500	—	32,000	$89,500	9,866
Dr. Håkan Björklund	$103,750	6,000	14,000	$123,750	9,866
Dr. Metin Colpan	$57,500	12,000	6,000	$75,500	9,866
Prof. Dr. Manfred Karobath(1)	$75,000	6,000	8,500	$89,500	9,866
Dr. Ross L. Levine	$57,500	—	6,000	$63,500	9,866
Dr. Elaine Mardis	$57,500	—	6,000	$63,500	9,866
Lawrence A. Rosen	$57,500	25,000	—	$82,500	9,866
Elizabeth E. Tallett	$57,500	18,000	21,000	$96,500	9,866
 ____________________

(1) Prof. Dr. Manfred Karobath was a member of the Supervisory Board since 2000 and did not stand for re-election at the Company’s Annual General Meeting in June 2018.
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

Name of Supervisory Director(1)	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	●	●		●
Dr. Håkan Björklund		●	● (Chairman)
Dr. Metin Colpan			●	● (Chairman)
Dr. Ross L. Levine				●
Dr. Elaine Mardis				●
Lawrence A. Rosen	● (Chairman)
Elizabeth E. Tallett	●	● (Chairwoman)	●
___________________
(1) Prof. Dr. Manfred Karobath served as a member of the Compensation Committee, as a member of the Science and Technology Committee and as the Chairman of the Selection and Appointment Committee until June 2018.
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
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2018 and met with the external auditor excluding members of the Managing Board in July 2018. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of three members, Ms. Tallett (Chairwoman), Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2018.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Dr. Björklund (Chairman), Dr. Colpan, and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee did not meet in 2018.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2018.

Share Ownership
The following table sets forth certain information as of January 31, 2019 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Peer M. Schatz, Germany	2,732,805	(3)	1.21%
Roland Sackers, Germany	40,000	(4)	*
Stéphane Bancel, United States	4,429	(5)	*
Dr. Håkan Björklund, Sweden	—		—
Dr. Metin Colpan, Germany	3,539,784	(6)	1.57%
Dr. Ross L. Levine, United States	—		—
Dr. Elaine Mardis, United States	—	(7)	—
Lawrence A. Rosen, United States	—	(8)	—
Elizabeth Tallett, United States	16,103	(9)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2019.

(1)
The number of Common Shares outstanding as of January 31, 2019 was 225,512,336. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 31, 2019. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)
Does not include 505,524 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2023. Does not include 386,571 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. Includes 1,477,171 shares held by PS Capital Management, of which Mr. Schatz is the sole stockholder. 350,000 of the shares beneficially owned by Mr. Schatz have been pledged by him as security for an obligation.

(4)
Does not include 135,739 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2023. Does not include 125,688 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)	Does not include 10,296 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between February 2019 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 10,833 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)	Does not include 4,296 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8)	Does not include 10,296 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9)
Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 10,296 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

The following table sets forth the options of our officers and directors as of January 31, 2019:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	505,524	2/26/2020 to 2/28/2023	$15.59 to $22.25
Roland Sackers	135,739	2/26/2020 to 2/28/2023	$15.59 to $22.25
Dr. Metin Colpan	7,893	2/27/2019 to 2/28/2022	$15.59 to $22.43
Elizabeth E. Tallett	1,563	2/28/2022	$15.59
Employees
As of December 31, 2018, we employed 4,952 individuals, of which 21% worked in research and development, 40% in sales, 22% in production/logistics, 6% in marketing and 11% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	231	559	277	77	86	1,230
Europe, Middle East & Africa	775	762	656	155	322	2,670
Asia Pacific & Rest of World	50	669	134	76	123	1,052
December 31, 2018	1,056	1,990	1,067	308	531	4,952
At December 31, 2017 and 2016, we employed 4,688 and 4,684 individuals, respectively. Management believes that its relations with regional labor unions and employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 19.9 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2018.
Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, the stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards have terms of up to five or ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan.
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
As of January 31, 2019, there were 0.9 million options outstanding with exercise prices ranging between $14.91 and $23.16 and expiring between February 27, 2019 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 8.3 million stock unit awards outstanding as of January 31, 2019. These awards will be released between February 15, 2019 and May 31, 2028. As of January 31, 2019, options to purchase 0.7 million Common Shares and 3.8 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions
The following table sets forth certain information as of December 31, 2018, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States	21,835,286	(2)	9.68%
PRIMECAP Management Company, United States	15,905,399	(3)	7.05%
Massachusetts Financial Services Company, United States	13,110,410	(4)	5.81%
 ____________________

(1)	The percentage ownership was calculated based on 225,509,286 Common Shares outstanding as of December 31, 2018.

(2)
Of the 21,835,286 shares attributed to BlackRock, Inc., it has sole voting power over 20,049,694 and sole dispositive power over all 21,835,286 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 6, 2019, which reported ownership as of December 31, 2018.

(3)
Of the 15,905,399 shares attributed to PRIMECAP Management Company, it has sole voting power over 7,478,790 and sole dispositive power over all 15,905,399 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 8, 2019, which reported ownership as of December 31, 2018.

(4)
Of the 13,110,410 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 10,185,707 and sole dispositive power over all 13,110,410 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 13, 2019, which reported ownership as of December 31, 2018.

Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2019, there were 119 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2019, the officers and directors of QIAGEN as a group beneficially owned 6.3 million Common Shares, or 2.81% of the then outstanding Common Shares.
Related Party Transactions
For information on related party transactions, see Note 23 "Related Party Transactions" of the Notes to Consolidated Financial Statements.

Item 8.	Financial Information
See Item 18.
Legal Proceedings

For information on legal proceedings, see Note 19 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
We conduct limited business with certain Iranian entities which contributed $2.7 million or approximately 0.2% of our consolidated net sales in 2018. Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Act") requires us to include the following disclosures in this report. Sales consisted of our consumables and instrumentation products. U.S. affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and 13382. No business has been transacted with the Government of Iran as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. In light of the nature of the products concerned, we do not currently intend to cease our commercial operations with Iranian entities.

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

	High ($)	Low ($)
Annual:
2014	25.32	19.46
2015	28.53	22.11
2016	28.84	19.94
2017	36.34	27.40
2018	39.45	30.78

	High ($)	Low ($)
Quarterly 2017:
First Quarter	30.25	27.40
Second Quarter	35.26	27.74
Third Quarter	34.76	31.02
Fourth Quarter	36.34	30.20
Quarterly 2018:
First Quarter	34.79	30.78
Second Quarter	37.61	31.10
Third Quarter	39.45	35.57
Fourth Quarter	38.27	32.33
Quarterly 2019:
First Quarter (through February 28, 2019)	39.15	33.52

	High ($)	Low ($)
Monthly:
September 2018	38.57	37.14
October 2018	38.27	33.02
November 2018	37.44	33.45
December 2018	36.55	32.33
January 2019	37.59	33.52
February 2019	39.15	35.72
From September 25, 1997, to December 31, 2002, our Common Shares were traded on the Frankfurt Stock Exchange Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred to the Prime Standard Segment of the Frankfurt Stock Exchange, where QIAGEN is a member of the TecDAX, an index of the 30 leading technology companies in Germany not included in the benchmark DAX index. In addition with the listing in TecDAX, QIAGEN is also a member of MDAX effective September 24, 2018, due to reorganization of German stock market indices. MDAX is an index of the 60 largest companies in Germany after the 30 largest companies included in DAX. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual:
2014	19.64	14.38
2015	26.05	18.72
2016	27.26	17.76
2017	31.52	25.41
2018	34.05	25.22

	High (EUR)	Low (EUR)
Quarterly 2017:
First Quarter	28.50	25.41
Second Quarter	31.52	26.03
Third Quarter	30.02	25.89
Fourth Quarter	30.08	25.78
Quarterly 2018:
First Quarter	28.33	25.42
Second Quarter	32.36	25.22
Third Quarter	34.05	30.64
Fourth Quarter	33.05	29.01
Quarterly 2019:
First Quarter (through February 28, 2019)	34.53	29.19

	High (EUR)	Low (EUR)
Monthly:
September 2018	33.62	31.54
October 2018	33.05	29.22
November 2018	32.84	29.30
December 2018	32.32	29.01
January 2019	33.01	29.19
February 2019	34.53	31.31

Item 10.	Additional Information
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

On June 19, 2018, the General Meeting resolved to authorize the Supervisory Board until December 19, 2019 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 as included in the Annual Accounts for Calendar Year 2017.
The General Meeting subsequently resolved to grant the authority to restrict or exclude pre-emptive rights until December 19, 2019. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 20% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2017.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 19, 2018, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 19, 2018 until December 21, 2019, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 19, 2018, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2018.
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
U.S. Shareholders. Dividends paid to corporate Shareholders that own 5% or more of our Common Shares may be exempt from Netherlands withholding tax.

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
United States Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our Common Shares. This summary deals only with our Common Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or the “Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities; traders that elect to use a mark-to-market method of accounting; pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein); holders that own our Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment; banks or other financial institutions; individual retirement accounts and other tax-deferred accounts; insurance companies; tax-exempt organizations; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders subject to the alternative minimum tax; holders that acquired our Common Shares in a compensatory transaction; holders subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement; or holders that actually or constructively own 10% or more of the total voting power or value of our Common Shares.
This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
As used herein, the term “U.S. Holder” means a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Shares should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our Common Shares.
Taxation of Dividends
Subject to the discussion below under “Passive Foreign Investment Company Status,” the amount of dividends paid to a U.S. Holder with respect to our Common Shares generally will be included in the U.S. Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) equal to the sum of any cash and the fair market value of any property that we distribute (before reduction for Netherlands withholding tax).
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to a reduced rate of tax if certain conditions are met. These conditions include QIAGEN not being classified as a "passive foreign investment company" (“PFIC”) (discussed below), QIAGEN being a “qualified foreign corporation” (see definition below), the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends on our Common Shares will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.
Distributions in excess of our earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Foreign Tax Credit
Subject to the PFIC rules discussed below, a U.S. Holder that is subject to Netherlands withholding tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Netherlands withholding tax. Generally, subject to the limitations described in the next paragraph, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid (whether directly or through withholding) or accrued by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability (determined before application of the foreign tax credit) that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source” and the limitation is calculated separately for each with respect to specific categories of income. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Netherlands tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.
The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.
Disposition of our Common Shares
Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such capital gain or loss generally will be subject to U.S. federal income tax. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in Common Shares generally will equal the cost of such shares.
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally includes assets held for the production of passive income.
Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation (the “look-through rule”). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2016, December 31, 2017, and

December 31, 2018, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
If we are considered a PFIC for any taxable year that a U.S. Holder holds our Common Shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Common Shares would be allocated pro-rata over the U.S. Holder’s holding period for our Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to any amount allocated to any prior taxable year that we were a PFIC. Further, if we are a PFIC for any taxable year, to the extent that any distribution received by a U.S. Holder on our Common Shares exceeds 125% of the average of the annual distributions on our Common Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such excess amount would be subject to taxation in the same manner as gain on the sale or other disposition of Common Shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Common Shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements.
Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the potential application of the PFIC rules to an investment in the Common Shares, with particular regard to the advisability of making a "mark-to-market" election or a "qualified electing fund" in the event that we notify the shareholders that we have become a PFIC in any taxable year.
Foreign Currency Issues
If dividends on our Common Shares are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. We have never paid cash dividends on our Common Shares and do not intend to do so for the foreseeable future.
Backup Withholding and Information Reporting
U.S. backup withholding and information reporting requirements generally apply to payments to non-corporate holders of Common Shares that are paid within the United States or through certain U.S. related financial intermediaries. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Common Shares by a paying agent within the United States (or through certain U.S. related financial intermediaries) to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States (or through certain U.S. related financial intermediaries) will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Common Shares to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such U.S. Holder’s income tax liability by filing a refund claim with the IRS in a timely manner and furnishing required information.
Foreign Financial Asset Reporting
Certain U.S. Holders who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (on IRS Form 8938) (higher thresholds apply to married individuals filing a joint return and certain individuals residing outside of the United States). Persons who fails to timely furnish the required information may be subject to substantial penalties. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. U.S. Holders (including entities) should consult their own tax advisors regarding their reporting obligations and the possible application of such reporting obligations to the holding of Common Shares.
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
Further details of our derivative and hedging activities can be found in Note 13 "Derivatives and Hedging" to the accompanying consolidated financial statements.
Interest Rate Risk
At December 31, 2018, we had $1.2 billion in cash and cash equivalents as well as $234.6 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2018. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2018, we had $2.2 billion in long-term debt. Through the use of interest rate derivatives we have swapped $200 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.
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
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2018, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2018, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2018, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2018. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2018	2017
Audit fees	$2.6	$1.8
-Consolidated financial statements	1.8	1.2
-Statutory financial statements	0.8	0.6
Audit-related fees	0.3	0.5
Tax and other fees	0.1	—
Total	$3.0	$2.3
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

In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, 2.9 million QIAGEN shares were repurchased for $104.7 million (including transaction costs).

Period	(a)Total number of shares purchased	(b)Average price paid per share in $(1)	(c) Total number of shares purchased as part of publicly announced plans and programs	(d) Approximate dollar value of shares that may yet be purchased under these plans and programs (in millions)(2)
January 1 to April 30, 2018	—	—	—	$200.0
May 1-31, 2018	277,234	$35.72	277,234	$190.1
June 1-30, 2018	541,402	$36.34	541,402	$170.4
July 1-31, 2018	310,322	$36.90	310,322	$159.0
August 1-31, 2018	203,519	$37.53	203,519	$151.3
September 1-30, 2018	706,323	$37.73	706,323	$124.7
October 1 to October 31, 2018	663,888	$35.68	663,888	$101.0
November 1 to November 30, 2018	—	—	—	$101.0
December 1 to December 31, 2018	168,474	$33.72	168,474	$95.3
Total	2,871,162	$36.46	2,871,162
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2018. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2018, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. In 2018, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2018, KPMG Accountants N.V. was appointed as external auditor for the Company for 2018 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is

KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2018 contained in this annual report.
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

Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Further, Dr. Metin Colpan has joined the Supervisory Board in 2004. We value the profound industry experience of Dr. Colpan and his in-depth knowledge of QIAGEN. QIAGEN therefore supports the reappointment of Dr. Colpan beyond the eight-year term as recommended by the Dutch Code.

2.
Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.

While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2018, our multicultural workforce was composed of 71 nationalities with an average age of 40.1. With 49% women, we are well balanced in terms of gender on an aggregate level. Information on the composition of our Managing and Supervisory Boards can be found in Item 6.

3.
Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years

Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after February 2018 vest 40% after three years, 60% after five years. In 2019, the members of the Managing Board elected to receive in lieu of their 2018 cash bonus the value earned in the year in performance stock units which vest over five years from the grant date.

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

6.	Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.
QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment until 2013 when we stopped granting stock options. Since 2007, Supervisory Board members have been granted restricted stock units. We believe that the reasonable level of equity-based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry
NYSE Exemptions
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

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
See pages F-1 through F-52 included herein.

(A)	The following financial statements, together with the reports of KPMG thereon, are filed as part of this annual report:

Item 19.	Exhibits

1.1	Articles of Association as confirmed by notarial deed as of January 24, 2017 (English translation) (1)

2.5	2019 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.7) (2)

2.6	2021 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.8) (2)

2.7	2019 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.9) (2)

2.8	2021 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.10) (2)

2.9	2019 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.11) (2)

2.10	2021 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.12) (2)

2.11	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017 (5)

2.12	$400 Million Note Purchase Agreement dated as of September 6, 2017 (5)

2.13	2023 Bonds Indenture dated September 13, 2017 (5)

2.14	2023 Form of Warrant Confirmation dated September 6, 2017 (5)

2.15	2023 Form of Bond Hedge Confirmation dated September 6, 2017 (5)

*2.16	$500 Million Note Purchase Agreement dated as of November 6, 2018

*2.17	2024 Bonds Indenture dated November 13, 2018

*2.18	2024 Form of Warrant Confirmation dated November 6, 2018

*2.19	2024 Form of Bond Hedge Confirmation dated November 6, 2018

4.3	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (3)

4.4	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (4)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

†*101	XBRL Interactive Data File
 ____________________

*	Filed herewith.

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

(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2017.

(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2015.

(3)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.

(4)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.

(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2018.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 5, 2019
		By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Supervisory Board
QIAGEN N.V.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of Accounting Standards Codification Topic 606 - Revenue from Contracts with Customers.
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
March 5, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Supervisory Board
QIAGEN N.V.:
Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V.’s and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements), and our report dated March 5, 2019 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

March 5, 2019

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

		As of December 31,
	Note	2018	2017
Assets
Current assets:
Cash and cash equivalents	(3)	$1,159,079	$657,714
Short-term investments	(7)	234,606	359,198
Accounts receivable, net of allowance for doubtful accounts of $9,270 and $8,008 in 2018 and 2017, respectively	(3, 23)	351,612	329,138
Income taxes receivable		34,936	39,509
Inventories, net	(3)	162,912	155,927
Fair value of derivative instruments - current	(13)	102,754	7,480
Prepaid expenses and other current assets	(8)	109,161	99,007
Total current assets		2,155,060	1,647,973
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $603,430 and $564,588 in 2018 and 2017, respectively	(9)	511,659	494,321
Goodwill	(11)	2,108,536	2,012,904
Intangible assets, net of accumulated amortization of $1,194,679 and $1,117,423 in 2018 and 2017, respectively	(11)	475,043	499,318
Deferred income taxes	(16)	42,896	39,353
Fair value of derivative instruments - long-term	(13)	295,363	224,398
Other long-term assets (of which $24,300 and $17,713 in 2018 and 2017 due from related parties, respectively)	(10, 23)	159,775	120,249
Total long-term assets		3,593,272	3,390,543
Total assets		$5,748,332	$5,038,516

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		As of December 31,
	Note	2018	2017
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(15)	$503,116	$—
Accounts payable	(22)	69,415	59,205
Fair value of derivative instruments - current	(13)	106,594	2,424
Accrued and other current liabilities (of which $5,488 and $9,028 due to related parties in 2018 and 2017, respectively)	(10, 22)	263,017	241,690
Income taxes payable		30,047	21,473
Total current liabilities		972,189	324,792
Long-term liabilities:
Long-term debt, net of current portion	(15)	1,671,090	1,758,258
Deferred income taxes	(16)	63,411	76,727
Fair value of derivative instruments - long-term	(13)	317,393	253,389
Other long-term liabilities (of which $3,075 due to related parties in 2017)	(10, 22)	89,279	84,354
Total long-term liabilities		2,141,173	2,172,728
Commitments and contingencies	(19)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 230,829 shares in 2018 and 2017, respectively		2,702	2,702
Additional paid-in capital		1,742,191	1,630,095
Retained earnings		1,379,624	1,247,945
Accumulated other comprehensive loss	(17)	(310,644)	(220,759)
Less treasury shares, at cost— 5,320 and 4,272 shares in 2018 and 2017, respectively	(17)	(178,903)	(118,987)
Total equity		2,634,970	2,540,996
Total liabilities and equity		$5,748,332	$5,038,516

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

		Years ended December 31,
	Note	2018	2017	2016
Net sales	(3, 4, 23)	$1,501,848	$1,417,536	$1,337,991
Cost of sales		500,888	494,975	493,338
Gross profit		1,000,960	922,561	844,653
Operating expenses:
Research and development	(3)	161,852	154,084	149,841
Sales and marketing		392,281	375,562	376,321
General and administrative, restructuring, integration and other, net	(3)	141,214	200,098	180,573
Acquisition-related intangible amortization		39,032	39,398	39,091
Total operating expenses		734,379	769,142	745,826
Income from operations		266,581	153,419	98,827
Other income (expense):
Interest income		20,851	10,645	6,776
Interest expense		(67,293)	(49,685)	(39,022)
Other income (expense), net	(6)	5,598	(4)	(9,673)
Total other expense, net		(40,844)	(39,044)	(41,919)
Income before income taxes		225,737	114,375	56,908
Income taxes	(3, 16)	35,357	73,981	(23,395)
Net income		190,380	40,394	80,303
Net loss attributable to noncontrolling interest		—	—	(101)
Net income attributable to the owners of QIAGEN N.V.		$190,380	$40,394	$80,404
Basic net income per common share attributable to the owners of QIAGEN N.V.		$0.84	$0.18	$0.34
Diluted net income per common share attributable to the owners of QIAGEN N.V.		$0.82	$0.17	$0.34

Weighted-average common shares outstanding
Basic	(18)	226,640	228,074	234,800
Diluted	(18)	233,456	233,009	238,993

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

		Years ended December 31,
	Note	2018	2017	2016
Net income		$190,380	$40,394	$80,303
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges, before tax	(13)	25,207	(50,067)	(3,969)
Reclassification adjustments on cash flow hedges, before tax	(13)	(9,774)	26,136	(6,228)
Cash flow hedges, before tax		15,433	(23,931)	(10,197)
Losses on marketable securities, before tax		—	(854)	(1,421)
Gains on pensions, before tax		1,325	886	929
Foreign currency translation adjustments, before tax		(108,045)	135,945	(65,910)
Other comprehensive (loss) income, before tax		(91,287)	112,046	(76,599)
Income tax relating to components of other comprehensive income (loss)		460	1,034	2,562
Total other comprehensive income (loss), after tax		(90,827)	113,080	(74,037)
Comprehensive income		99,553	153,474	6,266
Comprehensive (income) attributable to noncontrolling interest		—	—	(545)
Comprehensive income attributable to the owners of QIAGEN N.V.		$99,553	$153,474	$5,721

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
		Shares	Amount				Shares	Amount
Balance at December 31, 2015		239,707	$2,812	$1,765,595	$1,209,197	$(259,156)	(6,702)	$(152,412)	$2,566,036	$2,034	$2,568,070
Acquisition of QIAGEN Marseille S.A. shares from noncontrolling interests		—	—	—	—	—	—	—	—	(2,624)	(2,624)
Acquisition of Exiqon A/S	(5)	—	—	—	—	—	—	—	—	5,519	5,519
Acquisition of Exiqon shares from noncontrolling interests	(5)	—	—	—	—	—	—	—	—	(5,474)	(5,474)
Net income		—	—	—	80,404	—	—	—	80,404	(101)	80,303
Unrealized gain, net on pension	(17)	—	—	—	—	650	—	—	650	—	650
Unrealized loss, net on hedging contracts	(13)	—	—	—	—	(2,977)	—	—	(2,977)	—	(2,977)
Realized gain, net on hedging contracts	(13)	—	—	—	—	(4,671)	—	—	(4,671)	—	(4,671)
Unrealized loss, net on marketable securities		—	—	—	—	(1,371)	—	—	(1,371)	—	(1,371)
Translation adjustment, net	(17)	—	—	—	—	(66,314)	—	—	(66,314)	646	(65,668)
Issuance of common shares in connection with stock plan	(21)	—	—	—	(26,137)	—	1,555	32,406	6,269	—	6,269
Excess tax benefit of employee stock plans		—	—	782	—	—	—	—	782	—	782
Share-based compensation	(21)	—	—	28,288	—	—	—	—	28,288	—	28,288
Balance at December 31, 2016		239,707	$2,812	$1,794,665	$1,263,464	$(333,839)	(5,147)	$(120,006)	$2,607,096	$—	$2,607,096
Capital repayment		(8,878)	(110)	(244,319)	—	—	191	—	(244,429)	—	(244,429)
Issuance of warrants		—	—	45,307	—	—	—	—	45,307	—	45,307
Net income		—	—	—	40,394	—	—	—	40,394	—	40,394
Unrealized gain, net on pension	(17)	—	—	—	—	620	—	—	620	—	620
Unrealized loss, net on hedging contracts	(13)	—	—	—	—	(42,489)	—	—	(42,489)	—	(42,489)
Realized loss, net on hedging contracts	(13)	—	—	—	—	19,602	—	—	19,602	—	19,602
Unrealized loss, net on marketable securities	(10)	—	—	—	—	(786)	—	—	(786)	—	(786)
Translation adjustment, net	(17)	—	—	—	—	136,133	—	—	136,133	—	136,133
Purchase of treasury shares	(17)	—	—	—	—	—	(1,909)	(60,970)	(60,970)	—	(60,970)
Issuance of common shares in connection with stock plan	(21)	—	—	—	(55,913)	—	2,593	61,989	6,076	—	6,076
Share-based compensation	(21)	—	—	34,442	—	—	—	—	34,442	—	34,442
Balance at December 31, 2017		230,829	$2,702	$1,630,095	$1,247,945	$(220,759)	(4,272)	$(118,987)	$2,540,996	$—	$2,540,996
Balance at January 1, 2018, as previously reported		230,829	2,702	1,630,095	1,247,945	(220,759)	(4,272)	(118,987)	2,540,996	—	2,540,996
ASU 2016-01 impact of change in accounting policy		—	—	—	(942)	942	—	—	—	—	—
ASU 2016-16 impact of change in accounting policy		—	—	—	(16,096)	—	—	—	(16,096)	—	(16,096)
ASC 606 impact of change in accounting policy		—	—	—	(1,306)	—	—	—	(1,306)	—	(1,306)
Adjusted balance at January 1, 2018	(17)	230,829	$2,702	$1,630,095	$1,229,601	$(219,817)	(4,272)	$(118,987)	$2,523,594	$—	$2,523,594
Issuance of warrants	(17)	—	—	71,983	—	—	—	—	71,983	—	71,983
Net income		—	—	—	190,380	—	—	—	190,380	—	190,380
Unrealized gain, net on pension	(17)	—	—	—	—	754	—	—	754	—	754
Unrealized gain, net on hedging contracts	(13)	—	—	—	—	22,365	—	—	22,365	—	22,365
Realized gain, net on hedging contracts	(13)	—	—	—	—	(7,331)	—	—	(7,331)	—	(7,331)
Translation adjustment, net	(17)	—	—	—	—	(106,615)	—	—	(106,615)	—	(106,615)
Purchase of treasury shares	(17)	—	—	—	—	—	(2,871)	(104,685)	(104,685)	—	(104,685)

Issuance of common shares in connection with stock plan	(21)	—	—	—	(40,357)	—	1,823	44,769	4,412	—	4,412
Share-based compensation	(21)	—	—	40,113	—	—	—	—	40,113	—	40,113
Balance at December 31, 2018		230,829	$2,702	$1,742,191	$1,379,624	$(310,644)	(5,320)	$(178,903)	$2,634,970	$—	$2,634,970
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in thousands)	Note	2018	2017	2016
Cash flows from operating activities:
Net income		$190,380	$40,394	$80,303
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		206,436	216,448	213,056
Non-cash impairments	(6)	17,020	5,137	44,399
Amortization of debt discount and issuance costs		35,537	24,773	20,451
Share-based compensation expense	(21)	40,113	34,442	28,288
Excess tax benefits from share-based compensation		—	—	(782)
Deferred income taxes	(16)	(23,272)	60,176	(63,981)
(Gain) loss on marketable securities		(2,725)	1,055	(1,360)
Reversals of contingent consideration	(14)	—	(3,269)	(6,501)
Other items, net including fair value changes in derivatives		(8,834)	(4,521)	19,435
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(41,813)	(34,165)	(12,238)
Inventories	(3)	(36,918)	(21,633)	(20,346)
Prepaid expenses and other current assets	(8)	(9,942)	(5,245)	6,640
Other long-term assets		(30,312)	(16,786)	3,549
Accounts payable		6,993	4,321	(1,466)
Accrued and other current liabilities	(12)	(13,317)	2,828	10,618
Income taxes	(16)	14,239	(41,266)	13,483
Other long-term liabilities		15,911	24,090	8,054
Net cash provided by operating activities		359,496	286,779	341,602
Cash flows from investing activities:
Purchases of property, plant and equipment		(109,773)	(90,081)	(74,536)
Proceeds from sale of equipment		—	42	63
Purchases of intangible assets		(40,990)	(34,324)	(19,388)
Purchases of investments, net		(9,398)	(4,777)	(23,448)
Cash paid for acquisitions, net of cash acquired	(5)	(172,832)	(50,549)	(90,490)
Purchases of short-term investments	(7)	(568,002)	(450,564)	(496,304)
Proceeds from redemptions of short-term investments	(7)	691,765	189,006	533,847
Proceeds from divestiture	(5)	16,394	—	—
Cash paid for collateral asset	(13)	(3,461)	(20,707)	(1,200)
Other investing activities		(15,059)	(2,310)	(7,600)
Net cash used in investing activities		(211,356)	(464,264)	(179,056)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(15)	—	329,875	—
Proceeds from issuance of cash convertible notes, net of issuance costs	(15)	494,879	394,391	—
Purchase of call option related to cash convertible notes	(15)	(97,277)	(73,646)	—
Proceeds from issuance of warrants, net of issuance costs	(17)	72,406	45,396	—
Capital repayment	(17)	—	(243,945)	—
Repayment of long-term debt	(15)	—	—	(6,738)
Principal payments on capital leases		(1,308)	(1,402)	(1,322)
Excess tax benefits from share-based compensation		—	—	782
Proceeds from issuance of common shares		4,412	6,075	6,269
Purchase of treasury shares	(17)	(104,685)	(60,970)	—
Other financing activities		(8,019)	(8,587)	(9,595)
Net cash provided by (used in) financing activities		360,408	387,187	(10,604)
Effect of exchange rate changes on cash and cash equivalents		(7,183)	8,832	(2,773)
Net increase in cash and cash equivalents		501,365	218,534	149,169
Cash and cash equivalents, beginning of period		657,714	439,180	290,011
Cash and cash equivalents, end of period		$1,159,079	$657,714	$439,180
Supplemental cash flow disclosures:
Cash paid for interest		$25,902	$20,252	$18,227
Cash paid for income taxes		$29,317	$40,499	$22,670
Supplemental disclosure of non-cash investing activities:
Equipment purchased through capital lease		$—	$88	$113
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions that are used by over 500,000 customers worldwide to transform biological samples into valuable molecular insights. Our sample technologies are used to isolate and process DNA, RNA and proteins - the building blocks of life - from blood, tissue and other materials. Assay technologies are used to make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases are used to analyze and interpret complex genomic data to report relevant, actionable insights. Automation solutions are used to tie these technologies together in seamless and cost-effective workflows. We provide this portfolio to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). With approximately 5,000 employees in over 35 locations worldwide, we market our products in more than 130 countries.
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
We undertake acquisitions to complement our own internal product development activities. On April 27, 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain and on April 19, 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. On January 6, 2017, we acquired OmicSoft Corporation, located in Cary, North Carolina (U.S.) and on June 28, 2016, we acquired Exiqon A/S, located in Vedbaek, Denmark. Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.

2. Effects of New Accounting Pronouncements
Adoption of New Accounting Standards
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were effective for the year ended December 31, 2018.
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). In August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. The FASB has continued to issue accounting standard updates to clarify and provide implementation guidance related to Revenue from Contracts with Customers, including ASU 2016-08 Revenue from Contract with Customers: Principal versus Agent Considerations, ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.
We adopted Topic 606 Revenue from Contracts with Customers with a date of initial application of January 1, 2018. The comparative information has not been adjusted and continues to be reported under ASC Topic 605 Revenue Recognition. As a result, we changed our accounting policy for revenue recognition as detailed below.
We applied Topic 606 using the "modified retrospective method" by recognizing the effect of initially applying Topic 606 as an $1.3 million adjustment to the opening balance of retained earnings at January 1, 2018, for all contracts not completed at January 1, 2018. The details of the changes and quantitative impact are discussed in Note 4 "Revenue".

ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities will impact certain aspects of recognition, measurement, presentation and disclosure of financial instruments. In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10), which clarified certain aspects of the previously issued ASU 2016-01. The new guidance makes targeted improvements to existing U.S. GAAP by:

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

The amendments became effective for our financial statements beginning in the first quarter of 2018 and require adoption using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Accordingly, upon adoption, we recorded a cumulative effect adjustment to decrease opening retained earnings at January 1, 2018, by $0.9 million as required for our equity investments recorded at fair value. The implementation of the amendments is expected to increase the volatility of net income as gains or losses in future periods will be recognized in net income; however, the extent of any volatility will be dependent upon the significance of the equity investments.
ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force), addresses eight classification issues related to the statement of cash flows:

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
We adopted ASU 2016-15 on January 1, 2018 without any impact from the adoption on our consolidated financial statements.
ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. We adopted ASU 2016-16 on a modified retrospective basis resulting in a cumulative-effect reclassification of $16.1 million for unrecognized income tax effects related to intra-entity transfers of fixed assets and intellectual property rights that occurred prior to adoption from other current and non-current assets to opening retained earnings as of January 1, 2018.
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. We adopted ASU 2016-18 on January 1, 2018, using a retrospective transition method to each period presented. There is no impact from the adoption of ASU 2016-18 on our consolidated financial statements.

ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. We adopted this update beginning January 1, 2018, without impact.
ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The guidance is effective prospectively and we adopted ASU 2017-09 as of January 1, 2018.
ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, permits companies to reclassify the stranded tax effects of the U.S. Tax Cuts and Jobs Act on items within accumulated other comprehensive income to retained earnings. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We early adopted ASU 2018-02 as of April 1, 2018, with no impact as we had no stranded tax effects.
ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, largely aligns the accounting for share-based payment awards issued to employees and nonemployees. ASU 2018-07 is effective for annual periods beginning January 1, 2019. Early adoption is permitted. We early adopted ASU 2018-07 as of July 1, 2018, without material impact.
New Accounting Standards Not Yet Adopted
The following new FASB Accounting Standards Updates, which are not yet adopted as of December 31, 2018, have been grouped by their required effective dates:
First Quarter of 2019
ASU 2016-02, Leases (Topic 842) aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for us beginning in the first quarter of 2019. ASU 2018-10, Codification Improvements to Topic 842, Leases, ASU 2018-11, Leases (Topic 842), Targeted Improvements, and ASU 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors, are also effective at the time of adoption of ASU 2016-02. We adopted these standards as per the effective date of January 1, 2019, using the modified retrospective approach and will not restate comparative periods. Under this approach, the cumulative effect of initially applying the standard will be recognized as an adjustment to the opening balance of retained earnings on the date of initial application. As permitted under the transition guidance, we will carry forward the assessment of whether our contracts contain or are leases, classification of our leases and remaining lease terms. Based on our portfolio of leases as of December 31, 2018, approximately $57 million of lease assets and liabilities will be recognized on our balance sheet upon adoption, primarily relating to leased office space.
ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, will make more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance became effective for us beginning on January 1, 2019 by applying a modified retrospective approach to existing hedging relationships as of the adoption date. Under the modified retrospective approach, entities with cash flow or net investment hedges will make (1) a cumulative-effect adjustment to accumulated other comprehensive income so that the adjusted amount represents the cumulative change in the hedging instruments’ fair value since hedge inception (less any amounts that should have been recognized in earnings under the new accounting model) and (2) a corresponding adjustment to opening retained earnings as of the most recent period presented on the date of adoption. We adopted ASU 2017-12 on January 1, 2019 without any cumulative effect.
First Quarter of 2020
ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The FASB has continued to issue accounting standard updates to clarify and provide implementation guidance including ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. The new guidance will become effective for us by applying the standard's provisions as a cumulative-effect adjustment to retained earnings beginning on January 1, 2020. We are currently evaluating the potential impact Topic 326 may have on our consolidated financial statements and disclosures.

ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for us for annual periods beginning January 1, 2020 and early adoption is permitted. The new guidance is required to be applied on a prospective basis. We adopted ASU 2017-04 on January 1, 2019 and will apply the new guidance prospectively as required.
ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework, provides guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for us for annual periods beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We adopted ASU 2018-13 on January 1, 2019 and will apply the new guidance to disclosures as required beginning in 2019.
ASU 2018-15, Intangibles--Goodwill and Other--Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, provides guidance on a customer's accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. ASU 2018-15 is effective for us for annual periods beginning January 1, 2020, and early adoption is permitted and should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We early adopted ASU 2018-15 on January 1, 2019, and will apply the guidance to all implementation costs prospectively.
ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer of that transaction. The guidance amends ASC 808 to refer to unit-of-account guidance in ASC 606 and requires it to be used only when assessing whether a transaction is in the scope of ASC 606. ASU 2018-18 is effective for us for annual periods beginning on January 1, 2020. Early adoption is permitted for entities that have adopted ASC 606. Entities are required to apply the amendments retrospectively to the date they initially applied ASC 606. We are currently evaluating the potential impact ASU 2018-18 may have on our consolidated financial statements.
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, amends how a decision maker or service provider determines whether its fee is a variable interest entity (VIE) when a related party under common control also has an interest in the VIE. We adopted ASU 2018-17 on January 1, 2019, without impact.

3. Summary of Significant Accounting Policies and Critical Accounting Estimates
Principles of Consolidation
The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for as discussed under "Non-marketable Investments" below. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
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
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis.
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other expense, net. The net (loss) gain on foreign currency transactions was $(12.3) million, $(3.3) million, and less than $0.1 million in 2018, 2017 and 2016, respectively, and is included in other expense, net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2018	2017	2018	2017	2016
Euro (EUR)	1.1450	1.1993	1.1813	1.1292	1.1068
Pound Sterling (GBP)	1.2800	1.3517	1.3356	1.2882	1.3560
Swiss Franc (CHF)	1.0161	1.0249	1.0228	1.0156	1.0153
Australian Dollar (AUD)	0.7059	0.7815	0.7478	0.7666	0.7439
Canadian Dollar (CAD)	0.7337	0.7975	0.7719	0.7710	0.7552
Japanese Yen (JPY)	0.0091	0.0089	0.0091	0.0089	0.0092
Chinese Yuan (CNY)	0.1454	0.1537	0.1514	0.1480	0.1506
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
Revenue Recognition
Beginning January 1, 2018, we recognize revenues when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue continues to be recognized when products are shipped to the customers. Prior to January 1, 2018, payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, were recognized in full at such time as the specified milestone had been achieved according to the terms of the agreement. See Note 4 "Revenue".
Warranty
We provide warranties on our products against defects in materials and workmanship for a period of 1 year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other current liabilities in the accompanying consolidated balance sheets.

Research and Development
Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs, and amounts paid to contract research organizations and laboratories for the provision of services and materials as well as costs for internal use or clinical trials.
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2018, 2017 and 2016, shipping and handling costs totaled $28.4 million, $28.6 million and $26.5 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2018, 2017 and 2016 were $8.1 million, $7.2 million and $8.4 million, respectively.
General and Administrative, Restructuring, Integration and Other
General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization.
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
Share-Based Payments
Compensation cost for all share-based payments is recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period using an accelerated method.
Forfeiture Rate—This is the estimated percentage of grants that are expected to be forfeited or canceled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience.
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

(in thousands)	2018	2017
Cash at bank and on hand	$208,083	$139,597
Short-term bank deposits	950,996	518,117
Cash and Cash Equivalents	$1,159,079	$657,714
Short-Term Investments
Short-term investments are classified as “available for sale” and stated at fair value, which is equivalent to the amortized cost, in the accompanying balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other income (expense), net. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in income.
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes were estimated using the changes in the U.S. Treasury rates and the fair value of the German Private Placement is based on an estimation using changes in the euro swap rates
Accounts Receivable
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2018, 2017 and 2016, write-offs of accounts receivable totaled $2.8 million, $3.2 million and $1.6 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $4.4 million, $3.1 million and $2.1 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
Inventories
Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2018 and 2017:

(in thousands)	2018	2017
Raw materials	$25,819	$23,717
Work in process	38,659	33,153
Finished goods	98,434	99,057
Total inventories, net	$162,912	$155,927
Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost less accumulated amortization. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software solely to meet internal needs and cloud-based applications to deliver our service and comprise costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Costs for software to be sold, leased or otherwise marketed that are related to the conceptual formulation and design are expensed as incurred. Costs incurred to produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established are capitalized and amortized in accordance with the accounting standards for the costs of software to be sold, leased, or otherwise marketed. All other depreciation is computed using the straight-line method over the estimated useful lives of the assets (3 to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from 1 to 20 years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the year ended December 31, 2016, we recorded intangible asset impairments of $21.4 million. Intangible asset impairments recorded during the year ended December 31, 2016 are further discussed in Note 6 "Restructuring".
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
The fair value of in-process research and development (IPR&D) acquired in a business combination is capitalized as an indefinite-lived intangible asset until completion or abandonment of the related research and development activities. IPR&D is tested for impairment annually or when any event or circumstance indicates that the fair value may be below the carrying value. If and when research and development is complete, the associated asset is amortized over the estimated useful life.
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2018, 2017 and 2016, goodwill has not been impaired. As discussed in Note 6 "Restructuring", in 2016 we recorded a $2.6 million disposal of goodwill associated to the 2016 restructuring initiative.

Non-Marketable Investments
We have investments in non-marketable equity securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets. Non-marketable investments through which we exercise significant influence but do not have control are accounted for using the equity method. We monitor for changes in circumstances that may require a reassessment of the level of influence. Following the adoption of ASU 2016-01 on January 1, 2018, our non-marketable equity securities not accounted for under the equity method are either carried at fair value or under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
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
We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value.
Variable Interest Entities
We evaluate at the inception of each arrangement whether we have made an investment in an entity that is considered a variable interest entity (VIE) or if we hold other variable interests in an arrangement that is considered a variable interest entity (VIE). We consolidate VIEs when we are the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE as an investment in a non-marketable investment or in accordance with other applicable GAAP.
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

4. Revenue
Accounting Policies
We adopted Topic 606 Revenue from Contracts with Customers with a date of initial application of January 1, 2018. The comparative information has not been adjusted and continues to be reported under ASC Topic 605 Revenue Recognition. As a result, we changed our accounting policy for revenue recognition as detailed below.
We applied Topic 606 using the modified retrospective method by recognizing the effect of initially applying Topic 606 as an $1.3 million adjustment to the opening balance of retained earnings at January 1, 2018 for all contracts not completed at January 1, 2018. The following table presents the impact from the adoption of Topic 606 on our consolidated balance sheet:

(in thousands)	Balance at December 31, 2017	Topic 606 Adjustments	Balance at January 1, 2018
Accounts receivable	$329,138	$160	$329,298
Accrued and other current liabilities	$244,114	$765	$244,879
Long-term deferred income tax assets	$39,353	$701	$40,054
Retained earnings	$1,247,945	$(1,306)	$1,246,639
The adoption of Topic 606 resulted in higher revenues of $9.4 million for the year ended December 31, 2018, respectively, following primarily the change in the timing of the recognition of milestone payments. The following table summarizes the impacted line items from our consolidated statements of income for the year ended December 31, 2018:

(in thousands, except per share amounts)	Twelve months ended December 31, 2018 under previous standard	Effect of Topic 606	December 31, 2018 As Reported
Net sales	$1,492,464	$9,384	$1,501,848
Income taxes	$36,827	$(1,470)	$35,357
Net income	$182,466	$7,914	$190,380
Basic earnings per common share	$0.81	$0.03	$0.84
Diluted earnings per common share	$0.79	$0.03	$0.82
The impact from the adoption of Topic 606 on our consolidated balance sheet as of December 31, 2018 and consolidated statements of cash flows for the year ended December 31, 2018 was not material.
Nature of Goods and Services
Our revenues are reported net of sales and value added taxes and accruals for estimated rebates and returns and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices.
We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in Topic 606, assurance-type warranties do not represent separate performance obligations. The Company also sells separately-priced service contracts which qualify as service-type warranties and represent separate performance obligations.
We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and in most cases not exceeding one year and therefore contracts do not contain a significant financing component.
Consumable and Related Revenue
Consumable Products: In the last three years, revenue from consumable product sales has accounted for approximately 78-80% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have a single performance obligation to transfer a product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.
Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 7-9% of our net sales.
SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage.

Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or subscriptions. Revenue from on-site licenses are recognized upfront at the point in time at the later of when the software is made available to the customer and the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until those approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re-evaluate the probability of achievement of development milestones and any related constraint on a periodic basis, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 12-13% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or when title has transferred to the customer. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.
Contract Estimates
The majority of our revenue is derived from contracts (i) with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts. In addition, we have elected the practical expedient not to disclose the value of remaining performance obligations associated with licenses of intellectual property for which payment is based on sales of the licensed products.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2018, we had $36.6 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize approximately 50% over the next 12 months and the remainder thereafter.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced, contracts for licenses of intellectual property where payment is based on sales of the licensed products and contracts with variable consideration related to undelivered performance obligations, is not material. Additionally, revenue recognized in the reporting period from performance obligations satisfied, or partially satisfied, in a previous period, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet.
Contract assets as of December 31, 2018 totaled $6.9 million and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheet and relate to the companion diagnostic co-development contracts discussed above. There were no material contract assets as of January 1, 2018.
Contract liabilities primarily relate to advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software subscription revenue. As of December 31, 2018 and January 1, 2018, the amount of deferred revenue reported as accrued and other current liabilities totaled to $45.4 million and $49.4 million, respectively, and $9.0 million and $6.2 million are reported as other long-term liabilities, respectively. During the year ended December 31, 2018, we satisfied the associated performance obligations and recognized revenue of $44.5 million, respectively, related to advance customer payments previously received.

Practical Expedients and Accounting Policy Elections
We exclude from net sales any value add, sales and other taxes which we collect concurrent with revenue-producing activities. If we perform shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to delivery), they are considered as fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. As such, shipping and handling fees billed to customers in a sales transaction are recorded in net sales and shipping and handling costs incurred are recorded in sales and marketing expenses. We recognize the incremental costs of obtaining contracts (commissions) as an expense when incurred for contracts that have a duration of one year or less. There were no deferred contract costs recorded at December 31, 2018. We apply the practical expedient to not disclose information about remaining performance obligations from contracts that have original expected duration of one year or less, revenue that is recognized as invoiced and revenue that is recognized based on the sales of the licensed products.
Disaggregation of Revenue
We disaggregate our revenue based on product categories and customer class as shown in the tables below for the years ended December 31, 2018, 2017 and 2016:

	2018
	Consumables and related	Instruments	Total
Molecular Diagnostics	$649,602	$82,197	$731,799
Applied Testing	109,196	27,962	137,158
Pharma	258,487	32,061	290,548
Academia	298,174	44,169	342,343
Total	$1,315,459	$186,389	$1,501,848

	2017
(in thousands)	Consumables and related	Instruments	Total
Molecular Diagnostics	$605,462	$77,702	$683,164
Applied Testing	106,380	30,654	137,034
Pharma	245,187	29,642	274,829
Academia	285,686	36,823	322,509
Total	$1,242,715	$174,821	$1,417,536

	2016
(in thousands)	Consumables and related	Instruments	Total
Molecular Diagnostics	$572,300	$76,874	$649,174
Applied Testing	92,770	27,610	120,380
Pharma	226,367	31,089	257,456
Academia	274,694	36,287	310,981
Total	$1,166,131	$171,860	$1,337,991
Refer to Note 20 "Segment Information" for disclosure of revenue by geographic region.

5. Acquisitions and Divestitures
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations; to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2018 Acquisition
In April 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain, which is developing the next generation of multiplex diagnostics for one-step, fully integrated molecular analysis of common syndromes using a novel system based on real-time PCR technology and proven QIAGEN chemistries.
The cash consideration totaled $148.8 million. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Under the purchase agreement, potential contingent payments through 2022 total $44.3 million, of which the fair value of $37.4 million was recorded as purchase price using a probability-weighted analysis of the future milestones applying discount rates between 6.5% and 6.9%. For the year ended December 31, 2018, acquisition-related costs total $7.1 million, of which $4.8 million are included in general and administrative, restructuring, integration and other expenses, net and $2.3 million are included in cost of sales in the accompanying consolidated statements of income.
The allocation of the purchase price is preliminary and is not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the acquired tax balances.
The preliminary purchase price allocation as of December 31, 2018 differed from the initial preliminary purchase price allocation as follows:

(in thousands)	As of December 31, 2018	As of April 27, 2018	Difference
Purchase Price:
Cash consideration	$148,780	$148,780	$—
Fair value of contingent consideration	37,377	36,751	626
	$186,157	$185,531	$626

Preliminary Allocation:
Cash and cash equivalents	$7,357	$7,357	$—
Prepaid expenses and other current assets	1,432	1,432	—
Inventories	1,868	1,868	—
Income tax receivables	2,213	2,213	—
Accounts payable	(1,412)	(1,412)	—
Accruals and other current liabilities	(1,785)	(560)	(1,225)
Fixed and other long-term assets	6,306	6,434	(128)
Developed technology	31,300	80,100	(48,800)
In-process research and development	24,300	—	24,300
Goodwill	117,621	97,268	20,353
Deferred tax liability on fair value of identifiable intangible assets acquired	(3,043)	(9,169)	6,126
Total	$186,157	$185,531	$626
The in-process research and development recognized relates to technologies that remain in development and have not yet obtained regulatory approval. The technologies within in-process research and development are expected to be completed within the next two years.
The changes in the values of in-process research and development assets and developed technology relate to new information obtained regarding key assumptions in the valuation model since the initial purchase price allocation. This resulted in an immaterial impact to the amortization expense recorded during 2018. The weighted average amortization period for the developed technology is 10 years. The goodwill acquired is not deductible for tax purposes.
Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of STAT-Dx did not have a material impact to net sales, net income or earnings per share on a pro forma basis.

Other 2018 Acquisition
In April 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. The value of the minority interest investment was revalued in connection with the acquisition by $4.8 million and a corresponding gain was recorded in general and administrative, restructuring, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2018. The allocation of the purchase price is preliminary and is based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the acquired tax balance. This acquisition was not significant to the overall consolidated financial statements and the acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2017 Acquisition
In January 2017, we acquired OmicSoft Corporation, a leading provider of omics data management solutions located in Cary, North Carolina (U.S.). This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2017, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
Divestitures
2018 Divestitures
In April 2018, we sold a portfolio of veterinary testing products for a total of €15.1 million ($18.5 million), of which $16.4 million was received in cash and the balance due in April 2020. An $8.0 million gain was recorded on the sale to other income (expense), net in the accompanying consolidated statements of income for the year-ended December 31, 2018.

6. Restructuring
2017 Restructuring
During the fourth quarter of 2017, we initiated restructuring initiatives to mitigate the negative impacts stemming from the U.S. tax legislation as further discussed in Note 16 "Income Taxes". Total pre-tax costs for the program were $25 million and no additional costs will be incurred related to this program. Cumulative costs for this program were as follows:

(in thousands)	Personnel Related	Contract and Other Costs	Inventory Write-offs & Asset Impairments	Total
Cost of sales	$—	$—	$3,039	$3,039
General and administrative, restructuring, integration and other, net	6,174	4,583	—	10,757
Total 2017 costs	6,174	4,583	3,039	13,796
Cost of sales	424	1,193	—	1,617
General and administrative, restructuring, integration and other, net	4,207	4,232	1,610	10,049
Total 2018 costs	4,631	5,425	1,610	11,666
Total cumulative costs	$10,805	$10,008	$4,649	$25,462
The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Consulting Costs	Total
Costs incurred in 2017	$6,174	$4,583	$10,757
Foreign currency translation adjustment	48	2	50
Liability at December 31, 2017	6,222	4,585	10,807
Additional costs in 2018	6,468	5,554	12,022
Release of excess accrual	(1,837)	(129)	(1,966)
Payments	(6,892)	(7,149)	(14,041)
Foreign currency translation adjustment	(141)	(17)	(158)
Liability at December 31, 2018	$3,820	$2,844	$6,664
During 2018, fixed asset impairments of $1.6 million were recorded in connection with this initiative and are included within general and administration, restructuring, integration and other in the accompanying consolidated statements of income. As of December 31, 2018 and 2017, liabilities of $6.7 million and $10.8 million, respectively, are included in accrued and other current liabilities in the accompanying consolidated balance sheets.
2016 Restructuring
During the fourth quarter of 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently in the coming years. Measures include simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. No additional costs will be incurred related to this program. Cumulative costs for this program were as follows:

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Asset Impairments & Disposals	Total
Cost of sales	$1,222	$205	$43	$10,490	$11,960
General and administrative, restructuring, integration and other, net	17,998	6,960	8,272	22,963	56,193
Other income (expense), net	—	—	—	10,946	10,946
Total 2016 costs	19,220	7,165	8,315	44,399	79,099
Cost of sales	1,141	—	238	—	1,379
General and administrative, restructuring, integration and other, net	8,399	350	9,612	—	18,361
Total 2017 costs	9,540	350	9,850	—	19,740
General and administrative, restructuring, integration and other, net	(343)	(838)	(546)	—	(1,727)
Total 2018 releases	(343)	(838)	(546)	—	(1,727)
Total cumulative costs	$28,417	$6,677	$17,619	$44,399	$97,112
Personnel Related expenses during 2017 and 2016 includes reductions in costs of $0.7 million and $2.0 million, respectively, as a result of forfeitures of share-based compensation in connection with terminations. During the year ended December 31, 2016, Asset Impairments and Disposals include $21.4 million for intangible asset impairments, $10.9 million for fixed asset abandonments, and $1.1 million primarily in connection with the write-off of prepaid contract costs. The total $10.9 million of expense included in other income (expense), net in the accompanying consolidated statements of income is composed of $8.3 million associated with an impairment of an equity method investment and a disposal of goodwill of $2.6 million.
The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Liability at December 31, 2016	$18,480	$7,882	$5,943	$32,305
Additional costs in 2017	13,357	1,798	9,883	25,038
Release of excess accrual	(3,083)	(1,448)	(30)	(4,561)
Payments	(25,586)	(7,478)	(14,887)	(47,951)
Facility deferred rent reclassified to restructuring liability	—	241	—	241
Foreign currency translation adjustment	1,126	57	157	1,340
Liability at December 31, 2017	4,294	1,052	1,066	6,412
Release of excess accrual	(343)	(838)	(546)	(1,727)
Payments	(3,648)	(214)	(494)	(4,356)
Foreign currency translation adjustment	(48)	—	(26)	(74)
Liability at December 31, 2018	$255	$—	$—	$255
At December 31, 2018, $0.3 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet. At December 31, 2017, $5.6 million of the liability is included in accrued and other current liabilities and $0.8 million is included in other long-term liabilities in the accompanying consolidated balance sheet.

7. Short-Term Investments
At December 31, 2018 and 2017, we had $234.3 million and $359.2 million, respectively, of loan receivables and commercial paper due from financial institutions. These loan receivables and commercial paper are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2018, these loans consist of $134.1 million and €87.5 million ($100.2 million as of December 31, 2018) which mature at various dates through October 2020. At December 31, 2017, these loans and commercial paper consist of $308.2 million and €42.5 million ($51.0 million as of December 31, 2017) which matured at various dates through December 2018. All instruments that have an original tenor of more than 12 months include redemption rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may redeem the loans at our discretion.
For the years ended December 31, 2018, 2017 and 2016, proceeds from sales of short-term investments totaled $691.8 million, $189.0 million and $533.8 million, respectively. During the years ended December 31, 2018, 2017 and 2016, realized gains (losses) totaled $2.7 million, $(1.1) million and $1.4 million, respectively.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2018 and 2017:

(in thousands)	2018	2017
Prepaid expenses	$48,250	$41,775
Cash collateral	25,368	21,907
Value added tax	24,416	17,870
Other receivables	11,127	17,455
Total prepaid expenses and other current assets	$109,161	$99,007

9. Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2018 and 2017:

(in thousands)	Estimated useful life (in years)	2018	2017
Land	—	$17,938	$18,188
Buildings and improvements	5-40	322,751	328,938
Machinery and equipment	3-10	306,750	299,175
Computer software	3-7	277,006	243,809
Furniture and office equipment	3-10	109,770	103,257
Construction in progress	—	80,874	65,542
		1,115,089	1,058,909
Less: Accumulated depreciation and amortization		(603,430)	(564,588)
Property, plant and equipment, net		$511,659	$494,321
Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2018 and 2017, respectively. For the years ended December 31, 2018, 2017 and 2016 depreciation and amortization expense totaled $87.9 million, $82.5 million and $75.1 million, respectively. For the years ended December 31, 2018, 2017 and 2016 amortization related to computer software to be sold, leased or marketed totaled $17.2 million, $13.9 million and $9.3 million, respectively. As of December 31, 2018 and 2017, the unamortized balance of computer software to be sold, leased or marketed was $100.5 million and $95.5 million, respectively.
In 2018, we recorded asset impairment charges of $7.9 million of internal-use software of which $1.6 million related to the 2017 Restructuring program discussed in Note 6 "Restructuring" and $6.3 million related to strategic shifts in our business. In 2016, we recorded asset impairment charges of $10.9 million related to the 2016 Restructuring program discussed in Note 6 "Restructuring". Impairments included $7.5 million of computer software to be sold, leased or marketed, $1.7 million in machinery and equipment, $1.5 million in internal-use software, $0.1 million in furniture and office equipment and $0.1 million in buildings and improvements.
Repairs and maintenance expense was $12.1 million, $12.7 million and $13.0 million in 2018, 2017 and 2016, respectively. For the year ended December 31, 2018 and 2017, construction in progress primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2018, 2017 and 2016, interest capitalized in connection with construction projects was not significant.

10. Investments
The following discusses our marketable investments, non-marketable investments and the realized and unrealized gains and losses on these investments.
Marketable Equity Securities
A summary of our investments in marketable equity securities that have readily determinable fair values that are classified as available-for-sale follows below. These investments are reported at fair value with gains and losses recorded in earnings beginning in January 2018 upon adoption of ASU 2016-01. Prior to adoption, these investments were reported at fair value with unrealized gains and losses recognized in accumulated other comprehensive income on the balance sheet. Accordingly, upon adoption, we recorded a cumulative effect adjustment to decrease opening retained earnings at January 1, 2018 by a net of tax amount of $0.9 million (pre-tax $1.1 million) for unrealized losses as of the adoption date.

(in thousands, except shares held)	As of December 31,
HTG Molecular Diagnostics, Inc (HTGM)	2018	2017
Shares held	833,333	833,333
Cost basis	$2,000	$2,000
Fair value	$2,117	$1,692
Total recognized gain during the period	$425	$—
Total cumulative unrealized gain (loss)	$117	$(308)

During the year ended December 31, 2018, the increase of $0.4 million in fair market value was recognized as a gain in other income (expense), net in the accompanying consolidated statement of income. These marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

(in thousands, except shares held)	As of December 31,
Curetis N.V.	2018	2017
Shares held	204,000	320,424
Cost basis	$1,444	$2,268
Fair value	$350	$1,516
Total recognized loss during the period	$(572)	$—
Total cumulative unrealized loss	$(1,094)	$(752)
During the year ended December 31, 2018, we sold 116,424 shares of Curetis N.V. and recognized a gain of $0.3 million in other income (expense), net in the accompanying consolidated statement of income in connection with the sale of these shares. The fair market value of shares held during the year decreased by $0.6 million and was recognized as a loss in other income (expense), net in the accompanying consolidated statement of income. As of December 31, 2018 and 2017, these marketable securities are included in short-term investments and other long-term assets, respectively, in the accompanying consolidate balance sheets.
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)	Ownership Percentage	2018	2017	2018	2017	2016
PreAnalytiX GmbH	50.00%	$5,405	$7,562	$4,062	$3,818	$3,067
MAQGEN Biotechnology Co., Ltd	40.00%	5,154	3,285	(579)	(542)	—
Suzhou Fuda Business Management and Consulting Partnership	33.67%	3,138	—	—	—	—
Apis Assay Technologies Ltd	19.00%	770	—	—	—	—
Hombrechtikon Systems Engineering AG	19.00%	378	1,155	(668)	(346)	—
Biotype Innovation GmbH	0.00%	—	3,821	(123)	39	(335)
Pyrobett	19.00%	—	2,639	(100)	195	333
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	0.00%	—	—	—	—	(244)
		$14,845	$18,462	$2,592	$3,164	$2,821
During the year ended December 31, 2018, we recorded impairments of $6.1 million in other income (expense), net in the accompanying consolidated statements of income, following changes in the investee's circumstances that indicated the carrying value was no longer recoverable. Accordingly, the investments were fully impaired.
During 2017, we acquired a 40% interest in MAQGEN Biotechnology Co., Ltd. for $4.0 million and contributed an additional $3.2 million during 2018. We have a commitment to contribute an additional $4.8 million in future periods. Also, during 2017, we sold our interest in QIAGEN (Suzhou) Institute of Translation Research Co., Ltd., which had no book value at the time of sale, for $3.5 million and recorded a corresponding gain in other expense, net in the accompanying statements of income.
In connection with the 2016 restructuring activities discussed in Note 6 "Restructuring", in 2016 we transferred the research and development activities of our instrumentation business to a new company, Hombrechtikon Systems Engineering AG (HSE), in which we acquired a 19.0% interest for a total obligation of $9.8 million payable over three years. In 2016, we recorded an impairment of the investment in HSE of $8.3 million in other income (expense), net.
Two of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance. Therefore, these investments are not consolidated. As of December 31, 2018 and 2017, these investments had a total carrying value of $1.1 million and $1.2 million, respectively, which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss.
Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2018 and 2017, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $59.5 million and $33.6 million, respectively. The changes in these investments which are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer for the years ended December 31, 2018 and 2017 are as follows:

(in thousands)	2018	2017
Balance at beginning of year	$33,605	$38,173
Cash investments in equity securities	9,633	278
Net increases due to observable price changes	13,104	—
Conversion of note receivable to equity securities	11,369	—
Sale of equity securities	(5,400)	—
Impairments	—	(5,137)
Full acquisition of equity securities	(2,710)	—
Foreign currency translation adjustments	(117)	291
Balance at end of year	$59,484	$33,605
During 2018, we made investments of $9.6 million in equity securities, of which $9.3 million was an additional investment in NeuMoDx Molecular, Inc. (NeuMoDx). The investment is part of a strategic partnership with NeuMoDx to commercialize two new fully integrated systems for automation of PCR (polymerase chain reaction) testing. Under the agreement, we will initially distribute the NeuMoDx™ 288 (high-throughput version) and NeuMoDx™ 96 (mid-throughput version) in Europe and other major markets worldwide outside of the United States. NeuMoDx will distribute these instruments within the United States directly. The two companies have also entered into an agreement under which we can acquire all NeuMoDx shares not currently owned by QIAGEN at a predetermined price of approximately $234 million, subject to the achievement of certain regulatory and operational milestones.
For the year ended December 31, 2018, we recognized a gain of $13.1 million in other income (expense), net in the accompanying consolidated statement of income due to upward adjustments resulting from observable price changes. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold.
During 2018, we converted a note receivable from a non-publicly traded company, considered a related party, into an equity interest in that company. This note held a balance of $11.4 million including principal balance and accrued interest at conversion which was a non-cash investing activity and is therefore not included in the consolidated statement of cash flows. Also during 2018, we sold our interest in a non-publicly traded company which had a book value of $5.4 million. Proceeds from the sale totaled $10.5 million in cash resulting in a corresponding gain of $5.1 million recorded in other income (expense), net in the accompanying consolidated statement of income. Additionally during 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest as discussed in Note 5 "Acquisitions and Divestitures".
One of our non-marketable investments not accounted for under the equity method is a variable interest entity and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance. Therefore, this investment is not consolidated. As of December 31, 2018 and 2017, this investment had a total carrying value of $41.0 million and $20.0 million, respectively, which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss.
In 2017, we recorded total impairments to non-marketable investments not accounted for under the equity method of $5.1 million in other income (expense), net in the accompanying consolidated statement of income.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2018 and 2017:

		2018		2017
(in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	9.07	$448,220	$(310,040)	$407,635	$(280,434)
Developed technology	11.74	770,955	(561,615)	771,893	(544,633)
Customer base, trademarks, and non-compete agreements	10.87	427,512	(323,024)	437,213	(292,356)
	10.72	$1,646,687	$(1,194,679)	$1,616,741	$(1,117,423)
Unamortized Intangible Assets:
In-process research and development		$23,035		$—
Goodwill		2,108,536		2,012,904
		$2,131,571		$2,012,904
The changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

(in thousands)	2018	2017
Balance at beginning of year	$499,318	$557,159
Additions	32,159	15,527
Additions from acquisitions	81,200	28,700
Amortization	(118,576)	(133,797)
Disposals	(4,426)	(897)
Foreign currency translation adjustments	(14,632)	32,626
Balance at end of year	$475,043	$499,318
Amortization expense on intangible assets totaled approximately $118.6 million, $133.8 million and $137.9 million, respectively, for the years ended December 31, 2018, 2017 and 2016.
Cash paid for purchases of intangible assets during the year ended December 31, 2018 totaled $41.0 million, of which $11.9 million is related to current year payments for licenses that were accrued as of December 31, 2017 and $3.3 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet. Intangible asset additions of $32.2 million includes $25.8 million of cash paid during the year ended December 31, 2018, together with $4.2 million of additions that were accrued as of December 31, 2018 and $2.2 million of additions which were previously recorded as prepayments. Cash paid for intangible assets during the year ended December 31, 2017 totaled $34.3 million of which $16.5 million is related to current year payments for licenses that were accrued as of December 31, 2016 and $5.8 million is related to prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible asset additions of $15.5 million includes $12.0 million of cash paid during the year ended December 31, 2017, together with $3.5 million of additions which were previously recorded as prepayments.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2019	$98,277
2020	$71,308
2021	$62,517
2022	$48,501
2023	$45,229
The changes in goodwill for the years ended December 31, 2018 and 2017 are as follows:

(in thousands)	2018	2017
Balance at beginning of year	$2,012,904	$1,925,518
Additions from acquisitions	142,287	26,934
Disposals	(5,682)	—
Foreign currency translation adjustments	(40,973)	60,452
Balance at end of year	$2,108,536	$2,012,904
The changes in the carrying amount of goodwill during the year ended December 31, 2018 resulted primarily from the acquisition of STAT-Dx and other acquisitions and divestitures discussed in Note 5 "Acquisitions and Divestitures" and changes in foreign currency translation. The changes in goodwill during the year ended December 31, 2017 resulted primarily from changes in foreign currency translation together with acquired goodwill from the 2017 acquisition OmicSoft.

12. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2018 and 2017 consist of the following:

(in thousands)	2018	2017
Accrued expenses and other liabilities	$103,388	$85,986
Payroll and related accruals	66,871	63,525
Deferred revenue	45,358	49,357
Accrued contingent consideration and milestone payments	27,820	11,539
Restructuring	6,850	14,667
Accrued interest on long-term debt	6,200	5,543
Accrued royalties	5,469	6,714
Cash collateral	1,000	3,000
Current portion of capital lease obligations	61	1,359
Total accrued and other current liabilities	$263,017	$241,690

13. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2018, cash collateral positions consisted of $1.0 million recorded in accrued and other current liabilities and $25.4 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2017, we had a liability position of $3.0 million recorded in accrued and other current liabilities and $21.9 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 15 "Lines of Credit and Debt". Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2018 and 2017 is $5.9 million and $19.8 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2018.
As of December 31, 2018 and 2017, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2018 and in 2017, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2018, we expect approximately $9.5 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
As of December 31, 2018 and 2017, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2018 and 2017, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of $180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2018, the $180.0 million notional swap amount had a fair value of $17.6 million recorded in fair value of derivative instruments - long-term liability and a related interest receivable of $1.4 million recorded in prepaid expenses and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2017, this swap had a fair value of $28.9 million recorded in fair value of derivative instruments - long-term liability and a related interest receivable of $1.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2018, the $200.0 million notional swap amounts had a fair value of $1.2 million in total, of which $0.5 million is recorded in fair value of derivative instruments - current liability, and $0.7 million is recorded in fair value of derivative instruments - long-term liability, with accrued and unpaid interest of $0.1 million recorded in accrued and other current liabilities in the accompanying consolidated balance sheet. As of December 31, 2017, this swap had a net fair value of $0.9 million, of which $1.0 million is recorded in fair value of derivative instruments - long-term asset and $0.2 million is recorded in fair value of derivative instruments - current liability and accrued and unpaid interest of $0.3 million recorded in prepaid expenses and other current assets, respectively, in the accompanying balance sheet.
Call Options
We entered into Call Options in 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered in connection with the 2019 and 2021 Cash Convertible Notes, which are more fully described in Note 15 "Lines of Credit and Debt". We used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay.
We used $73.7 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017.
During 2018, we used $97.3 million of the proceeds from the from the issuance of the 2024 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.5 million and $0.5 million respectively, which $0.8 million was accrued as of December 31, 2018.
In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.

Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes), $73.7 million (2023 Notes) and $97.3 million (2024 Notes) for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 14 "Financial Instruments and Fair Value Measurements". The fair value of the Call Options at December 31, 2018 was approximately $395.1 million, of which $100.1 million is recorded in fair value of derivative instruments - current asset and $295.0 million is recorded in fair value of derivative instruments - long-term asset in the accompanying consolidated balance sheet. The fair value of the Call Options at December 31, 2017 was approximately $223.2 million and is recorded in fair value of derivative instruments - long-term asset in the accompanying consolidated balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other expense, net. For the years ended December 31, 2018 and 2017, the changes in the fair value of the Call Options resulted in gains of $74.7 million and $37.4 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other expense, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15 "Lines of Credit and Debt". The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $105.2 million, for the 2023 Notes was $74.5 million and for the 2024 Notes was $98.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion options, refer to Note 14 "Fair Value Measurements". The fair value of the embedded cash conversion options at December 31, 2018 was $399.3 million, which $100.2 million is recorded in fair value of derivative instruments - current liability and $299.1 million is recorded in fair value of derivative instruments - long-term liability in the accompanying balance sheet. The fair value of the embedded cash conversion options at December 31, 2017 was $224.3 million, which is recorded in fair value of derivative instruments - long-term liability in the accompanying balance sheet. For the years ended December 31, 2018 and 2017 the change in the fair value of the embedded cash conversion options resulted in losses of $76.5 million and $36.7 million, respectively, recognized in our consolidated statements of income in other expense, net.
Embedded Conversion Option
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded derivative, that is bifurcated and measured at fair value, associated to a convertible feature of this note had a fair value of $0.3 million and $0.2 million as of December 31, 2018 and 2017, respectively, included in fair value of derivative instruments - long-term asset.
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
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2018, an aggregate notional value of $792.7 million and fair values of $2.7 million and $6.0 million included in fair value of derivative instruments - current asset and fair value of derivative instruments - current liability, respectively, which expire at various dates through November 2019. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2017, an aggregate notional value of $587.3 million and fair values of $7.5 million and $2.4 million included in fair value of derivative instruments - current asset and fair value of derivative instruments - current liability, respectively, which expired at various dates through March 2018. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2018 and 2017:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	2018	2017	2018	2017
Derivative instruments designated as hedges
Interest rate contracts[1]	$—	$1,017	$(18,768)	$(29,103)
Total derivative instruments designated as hedges	$—	$1,017	$(18,768)	$(29,103)
Undesignated derivative instruments
Embedded conversion option	$349	$217	$—	$—
Call spread overlay	395,095	223,164	(399,262)	(224,286)
Foreign exchange contracts	2,673	7,480	(5,957)	(2,424)
Total derivative instruments	$398,117	$230,861	$(405,219)	$(226,710)
_________________
(1) The fair value amounts for the interest rate contracts do not include accrued interest of $1.4 million and $1.6 million included in prepaid expenses and other current assets in the consolidated balance sheets as of December 31, 2018 and 2017, respectively.
Gains and Losses on Derivative Instruments
The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2018, 2017 and 2016:

Year Ended December 31, 2018 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Non-derivative instruments
Net investment hedge	$13,839	Other expense, net	$—	n/a

Cash flow hedges
Interest rate contracts	$11,368	Other expense, net	$(9,774)	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$(2,051)

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$(1,818)
Foreign exchange contracts	n/a	Other expense, net	n/a	(19,857)
				$(21,675)

Year Ended December 31, 2017 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Non-derivative instruments
Net investment hedge	$(19,757)	Other expense, net	$—	n/a

Cash flow hedges
Interest rate contracts	$(30,310)	Other expense, net	$26,136	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$(2,199)

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$1,573
Foreign exchange contracts	n/a	Other expense, net	n/a	11,813
				$13,386

Year Ended December 31, 2016 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$(3,969)	Other expense, net	$(6,228)	n/a

Fair value hedges
Interest rate contracts	$—	Other expense, net	$—	$(1,930)

Undesignated derivative instruments
Call spread overlay	n/a	Other expense, net	n/a	$118
Foreign exchange contracts	n/a	Other expense, net	n/a	(6,072)
				$(5,954)
The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

14. Financial Instruments and Fair Value Measurements
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
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 10 "Investments", which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 15 "Lines of Credit and Debt", which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. Non-marketable equity securities remeasured during the year ended December 31, 2018 are classified within Level 3 in the fair value hierarchy following the adoption of ASU 2016-01. There have been no transfers between levels.

In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 15 "Lines of Credit and Debt", and Note 13 "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include non-marketable equity security investments for which we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. These investments are carried at fair value or under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 6.5% and 17.2%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2018				As of December 31, 2017
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$350	$234,256	$—	$234,606	$—	$359,198	$—	$359,198
Marketable equity securities	2,117	—	—	2,117	3,208	—	—	3,208
Non-marketable equity securities	—	—	59,484	59,484	—	—	—	—
Call option	—	395,095	—	395,095	—	223,164	—	223,164
Foreign exchange contracts	—	2,673	—	2,673	—	7,480	—	7,480
Embedded conversion option	—	349	—	349	—	217	—	217
Interest rate contracts	—	—	—	—	—	1,017	—	1,017
	$2,467	$632,373	$59,484	$694,324	$3,208	$591,076	$—	$594,284
Liabilities:
Foreign exchange contracts	$—	$(5,957)	$—	$(5,957)	$—	$(2,424)	$—	$(2,424)
Interest rate contracts	—	(18,768)	—	(18,768)	—	(29,103)	—	(29,103)
Cash conversion option	—	(399,262)	—	(399,262)	—	(224,286)	—	(224,286)
Contingent consideration	—	—	(48,971)	(48,971)	—	—	(11,539)	(11,539)
	$—	$(423,987)	$(48,971)	$(472,958)	$—	$(255,813)	$(11,539)	$(267,352)

Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the year ended December 31, 2018. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2018 and 2017:

(in thousands)	2018	2017
Balance at beginning of year	$(11,539)	$(8,754)
Additions from acquisitions	(53,962)	(10,954)
Payments	16,530	4,900
Gain included in earnings	—	3,269
Balance at end of year	$(48,971)	$(11,539)
For the year ended December 31, 2018, of the total $49.0 million accrued for contingent consideration, $27.5 million is included in accrued and other current liabilities and $21.5 million is included in other long-term liabilities in the accompanying consolidated balance sheet. During 2017, gain for the reduction in the fair value of contingent consideration related to unmet milestones of $3.3 million was recognized in general and administrative, restructuring, integration and other, net in the accompanying consolidated statements of income.
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 "Lines of Credit and Debt" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2018 and 2017 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10.
The table below presents the carrying values and the estimated fair values of financial instruments not presented in the tables above.

	As of December 31, 2018			As of December 31, 2017
(in thousands)	Carrying Amount	Level 1	Level 2	Carrying Amount	Level 1	Level 2
Long-term debt including current portion:
Cash convertible notes	$1,439,931	$1,794,000	$—	$1,008,507	$—	$1,269,613
U.S. Private placement	398,107	—	391,700	399,939	—	394,669
German private placement	336,168	—	337,768	349,812	—	349,977
	$2,174,206	$1,794,000	$729,468	$1,758,258	$—	$2,014,259
The fair values of the financial instruments presented in the tables above were determined as follows:
Cash Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2019, 2021, 2023 and 2024. During 2018, we determined that the quoted prices were from active markets and accordingly moved the fair value from level 2 to level 1 of the fair value hierarchy.
U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.
The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the twelve months ended periods ended December 31, 2018 and 2017 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

15. Lines of Credit and Debt
Our credit facilities available and undrawn at December 31, 2018 total €426.6 million (approximately $488.5 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2018 or at December 31, 2017, and three other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of December 31, 2018 or as of December 31, 2017. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2018 and 2017, $1.0 million and $0.9 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2018. The credit facilities are for general corporate purposes.
At December 31, 2018 and 2017, total current long-term debt, net of debt issuance costs of $14.2 million and $12.4 million, respectively, consists of the following:

(in thousands)	2018	2017
0.375% Senior Unsecured Cash Convertible Notes due 2019	$427,445	$414,843
0.875% Senior Unsecured Cash Convertible Notes due 2021	279,492	270,762
0.500% Senior Unsecured Cash Convertible Notes due 2023	335,201	322,902
1.000% Senior Unsecured Cash Convertible Notes due 2024	397,793	—
3.19% Series A Senior Notes due October 16, 2019	72,483	72,742
3.75% Series B Senior Notes due October 16, 2022	298,691	300,276
3.90% Series C Senior Notes due October 16, 2024	26,933	26,921
German Private Placement (Schuldschein)	336,168	349,812
Total long-term debt	$2,174,206	$1,758,258
Less current portion	503,116	—
Long-term portion	$1,671,090	$1,758,258
The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $61.2 million, $43.6 million and $35.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.
Future maturities (stated at the carrying values) of long-term debt as of December 31, 2018, are as follows:

Year ending December 31,	(in thousands)
2019	$503,116
2020	—
2021	315,732
2022	470,371
2023	335,201
thereafter	549,786
$2,174,206
Cash Convertible Notes due 2019, 2021, 2023 and 2024
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
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2018.
On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $470.0 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2018.

We refer to the 2019 Notes, 2021 Notes 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes”. Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized as follows:

Cash Convertible Notes	Annual Interest Rate	Date of Interest Payments	Interest Payment Start Date	Maturity Date
2019 Notes	0.375%	March 19 and September 19	September 19, 2014	March 19, 2019
2021 Notes	0.875%	March 19 and September 19	September 19, 2014	March 19, 2021
2023 Notes	0.500%	March 13 and September 13	March 13, 2018	September 13, 2023
2024 Notes	1.000%	May 13 and November 13	May 13, 2019	November 13, 2024
The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the following contingent conversion periods:

Cash Convertible Notes	Contingent Conversion Period
2019 Notes	From April 29, 2014 to September 18, 2018
2021 Notes	From April 29, 2014 to September 18, 2020
2023 Notes	From October 24, 2017 to March 13, 2023
2024 Notes	From December 24, 2018 to August 2, 2024
Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date. The Contingent Conversion Period for the 2019 Notes has passed and the noteholders may convert at anytime until March 14, 2019.
Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert of the Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):

•
during any calendar quarter commencing after the calendar quarter (and only during such calendar quarter) ending on March 31, 2014 for 2019 and 2021 Cash Convertible Notes, on September 30, 2017 for 2023 Cash Convertible Notes, and on September 30, 2018 for 2024 Cash Convertible Notes; if the last reported sale price of our common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes as defined in the agreement;

•
during the five business day period immediately after any 10 consecutive trading day period in which the quoted price for the 2019 Cash Convertible Notes or the 2021 Cash Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if parity event or trading price unavailability event, as the case maybe occurs for the 2023 Cash Convertible Notes and 2024 Cash Convertible Notes during the period of 10 days, including the first business day following the relevant trading price notification date.

•
if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Notes have been accelerated.
The Contingent Conversion Conditions in the 2019, 2021, 2023 and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2019, 2021, 2023 and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments. As of December 31, 2018, no contingent conversion condition was triggered.
The initial conversion rate for 2024 Notes is 4,360.3098 shares of our common stock per $200,000 principal amount of 2024 Notes (reflecting an initial conversion price of approximately $45.8683 per share of common stock). For the 2023 Notes, the initial conversion rate is 4,829.7279 shares of our common stock per $200,000 principal amount of the 2023 Notes (reflecting an initial conversion price of approximately $42.4102 per share of common stock). As adjusted by the synthetic share repurchase discussed in Note 17 "Equity", the conversion rate for the 2019 Notes and 2021 Notes is 7,063.1647 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an adjusted conversion price of approximately $28.32 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the Cash Convertible Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million for the 2019 and 2021 Notes, $74.5 million for the 2023 Notes, and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 13 "Derivatives and Hedging".
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five and seven for the 2019 Notes and 2021 Notes, and six years for the 2023 Notes and 2024 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes, 2023 Notes and 2024 Notes is 2.937%, 3.809%, 3.997% and 4.782% respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.
Beginning on October 1, 2018 and ending at the close of business on December 31, 2018, the 2021 Notes became convertible pursuant to the indenture. The 2021 Notes became convertible pursuant to Section 12.01(b)(iv) of the indenture because the arithmetic mean of the last reported sale prices of our common stock, in each trading day in at least one 20 consecutive trading day period during the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter, was greater than 130% of the conversion price in effect on such last trading day. The 2021 Notes were convertible at a conversion ratio of 7,063.1647 per $200,000 principal amount of 2021 Notes, which is equivalent to a conversion price of approximately $28.32 per share of our common stock. During this period, $3.2 million of our 2021 Notes was converted and will be paid in March of 2019.
No Contingent Conversion Conditions were triggered for the Cash Convertible Notes as of December 31, 2018.
In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes. For 2024 Cash Convertible Notes, we incurred $5.7 million transaction costs of which $0.6 million was accrued as of December 31, 2018. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
Interest expense related to the Cash Convertible Notes was comprised of the following:

	Year-Ended December 31
(in thousands)	2018	2017
Coupon interest	$6,890	$4,832
Amortization of original issuance discount	32,114	21,377
Amortization of debt issuance costs	3,485	2,615
Total interest expense related to the Cash Convertible Notes	$42,489	$28,824
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
During 2017, we used $73.7 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively.
In November 2018, we used $97.3 million of the proceeds from the from the issuance of the 2024 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.5 million and $0.5 million respectively, of which $0.8 million was accrued as of December 31, 2018.
The Call Options are derivative financial instruments and are discussed further in Note 13 "Derivatives and Hedging". The Warrants are equity instruments and are further discussed in Note 17 "Equity".
Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes), $73.7 million (2023 Notes), and $97.3 million (2024 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants that were issued with our Cash Convertible Notes, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised.
U.S. Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issuance costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2018. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2018 and December 31, 2017 was approximately $391.7 million and $394.7 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt and qualify for hedge accounting as fair value hedges as described in Note 13 "Derivatives and Hedging".
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 13 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2018 totaled $5.9 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2018 is as follows:

				Carrying Value as of
				December 31, 2018
Currency	Notional Amount	Interest Rate	Maturity	(in thousands)
EUR	€11.5 million	Fixed 0.4%	March 2021	$13,143
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	26,286
EUR	€21.5 million	Fixed 0.68%	October 2022	24,561
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	73,684
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,891
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	28,543
EUR	€64.0 million	Fixed 1.09%	June 2024	73,097
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	35,406
EUR	€14.5 million	Fixed 1.61%	June 2027	16,557
				$336,168
The Financial Conduct Authority of the United Kingdom plans to phase out the London Interbank Offered Rate (LIBOR) by the end of 2021. Presently, the future of LIBOR is unclear, yet the Schuldschein agreements do contain language for the determination of interest rates in the event the LIBOR rate is not available. Changes to these agreements may be required should an alternative benchmark be required.

16. Income Taxes
Income before income taxes for the years ended December 31, 2018, 2017 and 2016 consisted of:

(in thousands)	2018	2017	2016
Pretax income in The Netherlands	$(1,675)	$42,220	$20,695
Pretax income from foreign operations	227,412	72,155	36,213
	$225,737	$114,375	$56,908
Income taxes for the years ended December 31, 2018, 2017 and 2016 are as follows:

(in thousands)	2018	2017	2016
Current—The Netherlands	$5,794	$3,430	$6,043
—Foreign	52,835	10,375	34,543
	58,629	13,805	40,586
Deferred—The Netherlands	2,551	151	188
—Foreign	(25,823)	60,025	(64,169)
	(23,272)	60,176	(63,981)
Total income tax expense (benefit)	$35,357	$73,981	$(23,395)
The Netherlands statutory income tax rate was 25% for the years ended December 31, 2018, 2017 and 2016. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$56,434	25.0%	$28,594	25.0%	$14,227	25.0%
Taxation of foreign operations, net(1)	(33,994)	(15.1)	(38,635)	(33.8)	(43,265)	(76.0)
Tax impact from permanent items	2,949	1.3	(1,586)	(1.4)	5,938	10.4
Tax impact from tax-exempt income	(2,326)	(1.0)	(1,558)	(1.4)	(3,331)	(5.9)
Tax contingencies, net(2)	13,570	6.0	23,189	20.3	1,761	3.1
Changes in tax laws and rates(3)	1,907	0.8	12,958	11.3	399	0.7
Stock Compensation(4)	(4,740)	(2.1)	(5,237)	(4.6)	—	—
Government incentives and other deductions(5)	(2,892)	(1.2)	(4,949)	(4.3)	(2,543)	(4.5)
Prior year taxes	494	0.2	(2,319)	(2.0)	1,411	2.5
Valuation allowance(3)	3,293	1.5	62,644	54.8	1,521	2.7
Other items, net	662	0.3	880	0.8	487	0.9
Total income tax expense (benefit)	$35,357	15.7%	$73,981	64.7%	$(23,395)	(41.1)%
  ____________________
(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operating and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. Additionally in 2016, in certain foreign jurisdictions (primarily Germany and the U.S.), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions.
(2) During 2018, we reassessed accruals for tax contingencies, primarily related to ongoing income tax audits.
(3) The Netherlands' top statutory corporate income tax rate will be reduced in steps from 25% to 22.55% in 2020 and to 20.5% in 2021. In 2017, we recorded a valuation allowance of $60.8 million against deferred tax assets related to U.S. disallowed interest carryforwards. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions.
(4) Beginning in 2017, the excess tax benefits from share-based payments activity are reflected as a reduction of income tax expense, whereas previously they were recognized directly in equity.
(5) Government incentives include favorable tax regulations in the U.S. and the U.K. relating to research and development expense as well as the U.S. Internal Revenue Code Section 199 domestic production activities deduction.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, and the U.S. Federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are potentially open back to 2006 for income tax examinations by tax authorities. The German group is open to audit for the tax years starting in 2010. The U.S. consolidated group is subject to Federal and most state income tax examinations by tax authorities beginning with the year ending December 21, 2015 through the current period. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2014.
In February 2014, the U.S. tax authorities (Internal Revenue Service) began the audit of our U.S. Federal tax returns for 2011 and 2012 years and the audit was closed in 2016 without any tax adjustments. As a result, we released $6.6 million of unrecognized tax benefit due to closure of the tax audit. In February 2016, German tax authorities began the audit of the German tax returns for the 2010-2013 tax years and we expect the audit to close in the first half of 2019. The German Tax authority began the audit for the 2014-2016 tax years beginning in February 2019.
Changes in the amount of unrecognized tax benefits for the years ended December 31, 2018, 2017, and 2016 are as follows:

(in thousands)	2018	2017	2016
Balance at beginning of year	$44,033	$18,294	$16,735
Additions based on tax positions related to the current year	3,359	12,212	4,218
Additions for tax positions of prior years	11,984	9,933	5,162
Decrease for tax position of prior years	—	—	(6,796)
Reductions due to lapse of statute of limitations	(1,238)	—	(288)
(Decrease) increase from currency translation	(2,358)	3,594	(737)
Balance at end of year	$55,780	$44,033	$18,294
At December 31, 2018 and 2017, our net unrecognized tax benefits totaled approximately $55.8 million and $44.0 million, respectively, of which $55.8 million and $44.0 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $22.5 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of the income tax expense.
Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within income tax expense. For the years ended December 31, 2018, 2017 and 2016, we have net interest expense and penalties of $1.1 million, $1.5 million and $0.1 million, respectively. At December 31, 2018 and 2017, we have accrued interest of $4.1 million and $3.0 million, respectively, which are not included in the table above.
We have recorded net deferred tax liabilities of $20.5 million and $37.4 million at December 31, 2018 and 2017, respectively. The components of the net deferred tax asset and liability at December 31, 2018 and 2017 are as follows:

	2018		2017
(in thousands)	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Net operating loss and credit carryforward	$27,293	$—	$32,530	$—
Accrued and other liabilities	15,480	—	15,748	—
Bad debts, inventory and revaluation	8,324	(7,074)	8,997	(1,420)
Property, plant and equipment	3,604	(25,448)	1,103	(23,649)
Intangible assets	1,721	(63,990)	1,289	(93,771)
Share-based compensation	17,998	—	18,143	—
Deferred interest deductions	60,458	—	60,790	—
Convertible debt	8,102	—	10,865	—
Other	4,788	(3,120)	3,162	(3,313)
	147,768	(99,632)	152,627	(122,153)
Valuation allowance	(68,651)	—	(67,849)	—
	$79,117	$(99,632)	$84,778	$(122,153)
Net deferred tax assets (liabilities)		$(20,515)		$(37,375)
At December 31, 2018, we had $408.7 million in total net operating loss (NOL) carryforwards which included the Netherlands, the U.S. and other foreign net operating loss carryforwards of $30.4 million, $112.2 million and $266.1 million, respectively. The entire NOL in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2024 through December 31, 2034. At December 31, 2018, we recorded $30.4 million of Netherlands net operating loss, which will expire beginning December 31, 2027. Of the total $266.1 million foreign NOL carryforwards, $3.8 million will expire beginning in 2027 through 2028 while the rest of NOL will not expire.
For the years ended December 31, 2018, 2017 and 2016, the net additions charged to income tax expense for the changes in the valuation allowance totaled $0.8 million, $62.3 million and $1.8 million, respectively. The valuation allowance relates to disallowed interest carryforwards and net operating loss carryforwards. The Company can only recognize a deferred tax asset to the extent this is "more likely than not" that these assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.

As of December 31, 2018, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained by subsidiaries amounted to $476.2 million at December 31, 2018. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $25.3 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded deferred taxes or withholding taxes at December 31, 2018 and December 31, 2017, of $0.9 million and $1.0 million, respectively.
In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”). In 2017, we recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017. We completed our analysis within the SAB measurement period and determined there is no change.

17. Equity
Issuance of Warrants
In connection with the issuance of the Cash Convertible Notes as described in Note 15 "Lines of Credit and Debt", we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid in capital in the accompanying consolidated balance sheets.

Cash convertible notes	Issued on	Number of share warrants (in millions)	Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2019	March 19, 2014	15.2	$32.0560	$40.6	December 27, 2018
2021	March 19, 2014	10.6	$32.0560	$28.3	December 29, 2020
2023	September 13, 2017	9.7	$50.9664	$45.3	June 26, 2023
2024	November 13, 2018	10.9	$52.1639	$72.4	August 27, 2024
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
Share Repurchase Programs
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, we repurchased 2.9 million QIAGEN shares for $104.7 million (including transaction costs).
On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program. During 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs).
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
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2018 and 2017:

(in thousands)	2018	2017
Net unrealized loss on hedging contracts, net of tax	$(15,453)	$(30,487)
Net unrealized loss on marketable securities, net of tax	—	(942)
Net unrealized loss on pension, net of tax	(124)	(878)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $9.3 million and $7.9 million in 2018 and 2017, respectively	(21,662)	(16,144)
Foreign currency translation adjustments	(273,405)	(172,308)
Accumulated other comprehensive loss	$(310,644)	$(220,759)

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

	Years ended December 31,
(in thousands, except per share data)	2018	2017	2016
Net income attributable to the owners of QIAGEN N.V.	$190,380	$40,394	$80,404

Weighted average number of common shares used to compute basic net income per common share	226,640	228,074	234,800
Dilutive effect of stock options and restrictive stock units	4,613	4,760	4,193
Dilutive effect of outstanding warrants	2,203	175	—
Weighted average number of common shares used to compute diluted net income per common share	233,456	233,009	238,993
Outstanding options and awards having no dilutive effect, not included in above calculation	272	52	210
Outstanding warrants having no dilutive effect, not included in above calculation	35,939	30,434	25,800

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.84	$0.18	$0.34
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.82	$0.17	$0.34

19. Commitments and Contingencies
Lease Commitments
We lease facilities and equipment under operating lease arrangements expiring in various years through 2028. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2020. The accompanying consolidated balance sheets include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements not including facility related costs accrued in association with the restructuring activities discussed in Note 6

"Restructuring" was $25.1 million, $24.5 million and $22.4 million for the years ended December 31, 2018, 2017 and 2016, respectively.
Minimum future obligations under capital and operating leases at December 31, 2018 are as follows:

(in thousands)	Capital Leases	Operating Leases
2019	$63	$20,235
2020	23	14,845
2021	—	10,745
2022	—	6,839
2023	—	3,854
Thereafter	—	4,148
	86	$60,666
Less: Amount representing interest	(3)
	83
Less: Current portion	(61)
Long-term portion	$22
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $5.5 million and $6.7 million at December 31, 2018 and 2017, respectively. Royalty expense relating to these agreements amounted to $14.0 million, $16.8 million, and $35.9 million for the years ended December 31, 2018, 2017 and 2016, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2018, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2019	$93,214	$11,973
2020	20,804	11,613
2021	8,883	9,167
2022	2,690	6,731
2023	2,690	4,704
Thereafter	—	4,443
	$128,281	$48,631
As of December 31, 2018, future license payments of $10.5 million and $24.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively.
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $57.3 million based on the achievement of certain revenue and operating results milestones as follows: $23.7 million in 2019, $22.7 million in 2020, $5.9 million in 2022 and $5.0 million, payable in any 12-month period from now until 2028 based on the accomplishment of certain revenue or other milestones, regulatory approvals or clearances. Of the $57.3 million total contingent obligation as discussed further in Note 14 "Financial Instruments and Fair Value Measurements", we have assessed the fair value at December 31, 2018 to be $49.0 million, of which $27.5 million is included in accrued and other current liabilities and $21.5 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2018, the commitment under these agreements totaled $16.9 million. The employment agreements with the Managing Directors and the German affiliate include a clause, whereby the affiliate will compensate the Managing Directors for potential deductions under Dutch law which, since 2014, has introduced a duty to deduct from a Managing Director’s remuneration any increase in the value of shares or options that were part of his pay to the extent that such increase is based on a public offer, merger or other identity changing transaction.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2018 and 2017 appropriately reflect the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations for the years ended December 31, 2018 and 2017 are as follows:

(in thousands)	2018	2017
Balance at beginning of year	$3,051	$2,779
Provision charged to cost of sales	2,892	3,024
Usage	(2,760)	(2,859)
Adjustments to previously provided warranties, net	(243)	(54)
Currency translation	(92)	161
Balance at end of year	$2,848	$3,051
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2018, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Litigation accruals recorded in accrued and other current liabilities totaled $6.0 million as of December 31, 2018. The estimated amount of a range of possible losses is between $5.7 million and $7.4 million. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.
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

20. Segment Information
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Considering the acquisitions made during 2018 and our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate and make decisions as one business segment. Summarized product category and geographic information are shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories and customer class.

Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $15.9 million, $15.0 million and $12.4 million for the years ended 2018, 2017 and 2016, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2018	2017	2016
Net Sales
Americas:
United States	$632,660	$579,906	$555,676
Other Americas	60,359	73,478	71,797
Total Americas	693,019	653,384	627,473
Europe, Middle East and Africa	490,301	462,980	428,055
Asia Pacific, Japan and Rest of World	318,528	301,172	282,463
Total	$1,501,848	$1,417,536	$1,337,991
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.8 million and $1.7 million as of December 31, 2018 and 2017, respectively.

(in thousands)	2018	2017
Long-lived assets
Americas:
United States	$152,381	$148,694
Other Americas	3,748	4,488
Total Americas	156,129	153,182
Europe, Middle East and Africa:
Germany	284,601	286,567
Other Europe, Middle East and Africa	50,051	41,188
Total Europe, Middle East and Africa	334,652	327,755
Asia Pacific and Japan	20,878	13,384
Total	$511,659	$494,321

21. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 5 or 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 19.9 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2018.

Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2018 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2018	1,149	$19.54
Exercised	(249)	$17.77
Expired	(2)	$15.84
Outstanding at December 31, 2018	898	$20.04	2.75	$12,946
Vested at December 31, 2018	898	$20.04	2.75	$12,946
Vested and expected to vest at December 31, 2018	898	$20.04	2.75	$12,946
The total intrinsic value of options exercised during the years ended December 31, 2018, 2017 and 2016 was $5.0 million, $3.3 million and $3.2 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $0.8 million, $0.7 million, and $0.8 million during the years ended December 31, 2018, 2017 and 2016, respectively. At December 31, 2018, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2018, 2017 and 2016, 0.9 million, 1.1 million and 1.4 million options were exercisable at a weighted average price of $20.04, $19.54 and $19.84 per share, respectively. The options outstanding at December 31, 2018 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally up to 5 or 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.6%. At December 31, 2018, there was $95.2 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.40 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2018, 2017 and 2016 was $35.37, $31.12 and $23.81, respectively. The total fair value of stock units that vested during the years ended December 31, 2018, 2017 and 2016 was $54.3 million, $69.2 million and $27.4 million, respectively.
A summary of stock units as of December 31, 2018 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2018	8,102
Granted	2,344
Vested	(1,575)
Forfeited	(528)
Outstanding at December 31, 2018	8,343	2.40	$287,419
Vested and expected to vest at December 31, 2018	7,238	2.23	$249,366
Compensation Expense

Share-based compensation expense before taxes for the years ended December 31, 2018, 2017 and 2016 totaled approximately $40.1 million, $34.4 million and $28.3 million, respectively, as shown in the table below.

Compensation Expense (in thousands)	2018	2017	2016
Cost of sales	$2,879	$2,641	$2,553
Research and development	6,457	5,367	4,735
Sales and marketing	9,372	6,820	4,824
General and administrative	21,405	19,614	16,176
Share-based compensation expense	40,113	34,442	28,288
Less: income tax benefit (1)	8,277	7,407	6,223
Net share-based compensation expense	$31,836	$27,035	$22,065
(1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $4.7 million, $5.2 million and $0.8 million, respectively, for the years ended December 31, 2018, 2017 and 2016.
Following the 2016 restructuring program discussed in Note 6 "Restructuring", share-based compensation expense in 2017 and 2016 includes forfeitures of $0.7 million and $2.0 million, respectively, in connection with the restructuring terminations. No share-based compensation costs were capitalized for the years ended December 31, 2018, 2017 or 2016 as the amounts were not material.

22. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $4.0 million, $3.6 million and $2.5 million for the years ended December 31, 2018, 2017 and 2016, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.2 million in each year ended December 31, 2018 and approximately $0.3 million in each year ended December 31, 2017 and 2016.
We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $7.4 million at December 31, 2018 and $8.0 million at December 31, 2017, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

23. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.

	For the years ended December 31,
(in thousands)	2018	2017	2016
Net sales	$23,358	$3,852	$1,360
Net sales with related parties primarily reflects our ventures in China including our joint venture with Sichuan Maccura Biotechnology Co., Ltd with a focus on accelerating the growth of our GeneReader NGS System as well as the partnership to externalize the HPV test franchise for cervical cancer screening in China. Accounts receivable from related parties totaled

$10.1 million and $3.8 million as of December 31, 2018 and 2017, respectively.

	As of December 31,
(in thousands)	2018	2017
Other long-term assets	$24,300	$17,713
Accrued and other current liabilities	$5,488	$9,028
Other long-term liabilities	$—	$3,075
Other long-term assets include long-term loan receivables from companies with which we have an investment or partnership interest.
During 2018, we purchased a convertible note for $15.0 million from a privately held company. The note is due in December 2021 and bears interest at 8%. In the event the company goes public, the note will convert into common shares in the company ranking pari-passu with existing common shares.
During 2018, we converted a note receivable from a non-publicly traded company, considered a related party, into an equity interest in that company. This note held a balance of $11.4 million including principal balance and accrued interest at conversion.
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The note is due in October 2020 and bears interest of 3.0%. As of December 31, 2018, the principal and accrued interest of this note totals $2.9 million and is included in other long-term assets, while the remaining $0.3 million is attributable to the embedded derivative, that is bifurcated and measured at fair value, associated to a convertible feature of this note.
As discussed in Note 10 "Investments", during 2016 we acquired a 19.0% interest in Hombrechtikon Systems Engineering AG (HSE) for a total obligation of $9.8 million payable over 3 years. During the year ended December 31, 2018, we had research and development expense incurred with HSE for a total of $12.2 million. As of December 31, 2018, the remaining obligation from the acquisition together with amounts payable from research and development services totaled $5.3 million, of which $3.5 million was included in accounts payable and $1.8 million was included in accrued and other current liabilities in the accompanying consolidated balance sheet. As of December 31, 2017, the total remaining obligation was $6.2 million, of which $3.1 million was included in accrued and other current liabilities and $3.1 million was included in other long-term liabilities in the accompanying consolidated balance sheet.

24. Subsequent Events
On January 7, 2019, we announced the acquisition of N-of-One, Inc, a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data. The cash consideration totaled approximately $26.0 million. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. The addition of N-of-One will enable QIAGEN to significantly expand its decision-support solutions while offering a broader range of software, content and service-based solutions. It will also enable QIAGEN to provide customers with greater access to valuable genomic data assets and service offerings. N-of-One is not expected to provide a significant contribution to our results in 2019.
January 31, 2019, we acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. Combining the Formulatrix assets with QIAGEN technologies and automation, we expect to bring to market a fully integrated digital PCR solution with a targeted launch in 2020. We agreed to pay Formulatrix $125.0 million in cash upon closing and future milestone payments of $135.9 million in 2020.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2016:
Allowance for doubtful accounts	$7,255	$2,135	$(1,642)	$(134)	$7,614
Year Ended December 31, 2017:
Allowance for doubtful accounts	$7,614	$3,094	$(3,233)	$533	$8,008
Year Ended December 31, 2018:
Allowance for doubtful accounts	$8,008	$4,448	$(2,827)	$(359)	$9,270

S- 1