Form 20-F
period 2019-12-31
QIAGEN N.V.
filed 2020-03-02
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_____________________________________________
 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class:	Trading Symbol	Name of each exchange on which registered:
Common Shares, par value EUR 0.01 per share	QGEN	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
 _____________________________________________
The number of outstanding Common Shares as of December 31, 2019 was 227,752,280.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at February 26, 2020, was $1.0875 per €1.
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
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheets at December 31, 2019 and 2018 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income presented for the years ended December 31, 2016 and 2015, and the consolidated balance sheets as of December 31, 2017, 2016 and 2015, is derived from audited consolidated financial statements not included in this Annual Report.

Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

	Years ended December 31,
	2019	2018	2017	2016	2015
Consolidated Statements of Income Data: (amounts in thousands, except per share data)
Net sales	$1,526,424	$1,501,848	$1,417,536	$1,337,991	$1,280,986
Cost of sales	521,162	500,888	494,975	493,338	454,328
Gross profit	1,005,262	1,000,960	922,561	844,653	826,658
Operating expenses:
Research and development	157,448	161,852	154,084	149,841	146,830
Sales and marketing	391,906	392,281	375,562	376,321	359,598
General and administrative, restructuring, integration, long-lived asset impairments and other	452,071	141,214	200,098	180,573	102,066
Acquisition-related intangible amortization	29,973	39,032	39,398	39,091	38,666
Total operating expenses	1,031,398	734,379	769,142	745,826	647,160
(Loss) income from operations	(26,136)	266,581	153,419	98,827	179,498
Other expense	(51,640)	(40,844)	(39,044)	(41,919)	(43,195)
(Loss) income before income taxes	(77,776)	225,737	114,375	56,908	136,303
Income taxes	(36,321)	35,357	73,981	(23,395)	6,401
Net (loss) income	$(41,455)	$190,380	$40,394	$80,303	$129,902
Net loss attributable to noncontrolling interest	—	—	—	(101)	(246)
Net (loss) income attributable to QIAGEN N.V.	$(41,455)	$190,380	$40,394	$80,404	$130,148
Basic net (loss) income per common share attributable to the owners of QIAGEN N.V. (1)	$(0.18)	$0.84	$0.18	$0.34	$0.56
Diluted net (loss) income per common share attributable to the owners of QIAGEN N.V. (1)	$(0.18)	$0.82	$0.17	$0.34	$0.55
Weighted-average common shares outstanding
Basic	226,777	226,640	228,074	234,800	233,483
Diluted	226,777	233,456	233,009	238,993	238,647
 ____________________

(1)	See Note 19 "Earnings per Common Share" of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$623,647	$1,159,079	$657,714	$439,180	$290,011
Working capital (1)	$618,903	$1,182,871	$1,323,181	$729,140	$693,043
Total assets	$5,235,616	$5,748,332	$5,038,516	$4,308,194	$4,179,117
Total long-term liabilities, including current portion of long-term debt	$2,032,924	$2,644,373	$2,174,087	$1,393,668	$1,343,616
Total equity	$2,536,591	$2,634,970	$2,540,996	$2,607,096	$2,568,070
Common shares, par value	$2,702	$2,702	$2,702	$2,812	$2,812
Common shares issued	230,829	230,829	230,829	239,707	239,707
Common shares outstanding	227,752	225,509	226,557	234,561	233,006
_________________

(1)	Working capital is current assets less current liabilities.

Risk Factors
Risk Management:
Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management; monitoring and information systems; and (4) comprehensive internal controls.
QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. These policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.
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
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain products in the future.
As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to existing competitor products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new product’s utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.
In the development of new products we may make significant investments in intellectual property and software solutions. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the high-throughput

NeuMoDx 288 and mid-throughput NeuMoDx 96 fully integrated PCR automation systems, sample and assay technologies designed either for use either with QIAGEN instruments or for "universal" automation systems and instruments, and bioinformatics solutions to analyze and interpret complex genomic data. In addition, we are now developing next-generation systems for digital PCR, an emerging analytical technique in the life sciences, targeting a 2020 launch with fully-integrated solutions that simplify workflows and offer other advantages.
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests for processing on QIAsymphony, QIAstat-Dx and NeuMoDx systems, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, the QIAstat-Dx and NeuMoDx systems, and the planned digital PCR workflows, could significantly affect sales of products designed to run on these platforms.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown in recent years, with total net sales increasing to $1.53 billion in 2019 from $1.28 billion in 2015. We have made a series of acquisitions in recent years, including the acquisitions of N-of-One in January 2019, STAT-Dx Life, S.L. in 2018, and OmicSoft Corporation in 2017 to complement internal research and development activities. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions focused on molecular testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We continue to make investments to expand our existing business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase sales growth while also enhancing operational efficiencies. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems, as well as expand the geographic presence of our operations, we intend to continue to assess the need to reallocate existing resources or hire new employees, as well as increased responsibilities for both existing and new management personnel.
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
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and financial risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	integration and retention of fundamental personnel and technical expertise;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	exposure to pre-existing cyber security risks or compromise of acquired entities;

•	maintenance of relationships with employees, customers and suppliers, and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt and contingent liabilities;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities or personnel, including patent litigation.
Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. Potentially adverse changes that may come from the United Kingdom's exit from the European Union ("Brexit") are not well understood as the actual impact from Brexit will depend on many factors including the ability of both the United Kingdom and European Union authorities to provide a path forward with minimal disruption. In the near term we anticipate the largest potential exposures to be on supply chain with our United Kingdom based suppliers and the local operations for our domestic United Kingdom business and pharma development activities. There also is a risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs which would negatively impact margins.
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
Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect, particularly in terms of federal government funding in the United States. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
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
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. With evolving political realities in the United States, including divergent efforts by the Trump Administration and members of Congress, certain sections of the ACA have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. In accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services calculate Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule (CLFS). If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
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
Approximately 25% of our sales are generated from demand for our products used at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH (National Institutes of Health) in the United States. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations.
The growth of our business depends in part on the continued conversion of users from competitive products to our sample and assay technologies and other solutions. Lack of conversion could have a material adverse effect on our sales and results of operations.
It can be difficult for users of our products to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations.
For our commercial clinical assays, we often compete with solutions developed by our laboratory customers, and driving conversion from such laboratory-developed tests (LDTs) to commercial diagnostics assays can be challenging.
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
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as having RUO status, we could be forced to stop selling it until appropriate regulatory clearance or approval has been obtained.
Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility.
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
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2019. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
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
We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to significant risks.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience potentially significant operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We implemented the requirements set forth by the European Union General Data Protection Regulation (GDPR), which took effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
Exchange rate fluctuations may adversely affect our business and operating results.
Given that we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
Our global operations may be affected by actions of governments, global or regional economic or public health developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, the U.S. and China. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our global footprint exposes us to unforeseen events, such as the January 2020 eruption of the Taal volcano in the Philippines or the December 2019 outbreak of novel coronavirus (COVID-19) in China. Our facilities may be harmed by unforeseen events, and in the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, increased costs, or may be required to identify alternate suppliers and/or rely on third-party manufacturers.
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
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of revenue from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market and economic conditions our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to be accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be significantly affected.
We have a significant amount of debt that may adversely affect our financial condition and flexibility.
We have a significant amount of debt and debt service obligations and restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

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
The Financial Conduct Authority of the United Kingdom plans to phase out the London Interbank Offered Rate (LIBOR) by the end of 2021. Presently, we do hold debt and derivative instruments that use LIBOR. While certain agreements do contain language for the determination of interest rates in the event the LIBOR rate is not available, changes to these agreements may be required, and we could be negatively impacted by any newly determined alternative benchmark.
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
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2019, we had outstanding long-term debt of $1.7 billion, of which $285.2 million was current. We may need to refinance these liabilities.
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
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 14 "Derivatives and Hedging" and Note 16 "Lines of Credit and Debt", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
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
At December 31, 2019, our consolidated balance sheet reflected $2.1 billion of goodwill and $632.4 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Our operations are subject to other risks inherent in international business activities, such as the general economic and public health conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
Unethical behavior and non-compliance with laws by our sales representatives, other employees, consultants, commercial partners or distributors or employees could seriously harm our business.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2019, we owned 352 issued patents in the United States, 275 issued patents in Germany and 1,700 issued patents in other major industrialized countries. In addition, at December 31, 2019, we had 558 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Beginning January 10, 2018, our shares are listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $43.16 to a low of $25.04. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €39.19 to a low of €22.54 during the last two years. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

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
QIAGEN has not paid an annual dividend since its inception, nor intends to implement one at this time. At the same time, in January 2017 we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends through another synthetic share repurchase in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.

Holders of our Common Shares may not benefit from future stock repurchase programs.
QIAGEN has conducted share repurchase programs in the past through open-market transactions. Additionally, in January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% or 8.9 million shares as of January 31, 2017.

The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. In 2019, we began net share withholding on the vesting of stock-based awards and as a result, fewer shares are issued than the number of awards outstanding. We may decide not to continue such programs in the future, our covenants with lenders may limit our ability to use available cash to do so, or the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2019, a total of approximately 227.8 million Common Shares were outstanding along with approximately 6.0 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.8 million were vested. A total of approximately 15.7 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2019, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 31.1 million shares of our common stock (subject to customary adjustments under certain circumstances).
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
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
Description of our business
Company overview
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable customers across the continuum of molecular testing to unlock valuable insights faster, better and more efficiently - from the raw biological sample to the final interpreted result.
We serve more than 500,000 customers in two broad customer groups: Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). Proven QIAGEN solutions and content are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information, in keeping with our vision of making improvements in life possible.
QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology and genomic knowledge have grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading Digital Insights solutions allow users to analyze and interpret data with bioinformatics software and knowledge bases to provide relevant, actionable insights. Our automation systems tie these technologies together in seamless and cost-effective molecular testing workflows - from Sample to Insight.
Net sales of $1.53 billion in 2019 consisted of consumable kits and other revenues (89% of sales) and automation systems and instruments (11% of sales). Approximately 48% of net sales in 2019 were in Molecular Diagnostics, and 52% in Life Sciences customer classes in the Academia / Applied Testing and Pharma markets.
QIAGEN has grown by developing new instruments, consumables and digital solutions to meet diverse and growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $10 billion.
We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN’s global shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Prime Standard as QIA.
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

Recent Developments
QIAGEN has recently achieved a number of milestones by continuing to focus on strategic growth initiatives:
Sustaining the rapid growth of our QuantiFERON-TB franchise:

•
QIAGEN’s QuantiFERON-TB tests play an increasingly central role in the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new patients and kills about 1.7 million annually. Guidelines from the World Health Organization (WHO) and leading clinical organizations now recommend screening of high-risk individuals for latent TB infection and preventive treatment as a component of TB control programs.

•	Sales of the QuantiFERON-TB franchise, including the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus), grew 8% in 2019 to $240 million.

•
In November 2019 QIAGEN and DiaSorin announced the U.S. launch of the LIAISON QuantiFERON-TB Gold Plus test as a streamlined, highly automated option for latent TB screening programs from small-scale to high-throughput. QIAGEN and DiaSorin introduced QFT-Plus on LIAISON analyzers in Europe in late 2018, added the U.S. market following the recent FDA approval, and are planning availability for China in 2020.

•
In October 2019 the Stop TB Partnership’s Global Drug Facility (GDF) added QFT-Plus to its diagnostic catalog, opening a new channel to reach countries with a high incidence of TB but limited resources. The GDF helps match global demand with funding from donors, governments and non-governmental organizations.

•
QIAGEN continues to innovate in latent tuberculosis testing. In partnership with Ellume, QIAGEN is developing QuantiFERON-TB Access, a simplified, low-cost test offering ultrasensitive digital detection in a workflow designed for cost-efficiency and use in areas lacking laboratory infrastructure. The product will further advance global TB control efforts, particularly in low-resource and high-burden regions. Commercialization is expected to begin in 2020.

Driving growth in next-generation sequencing (NGS) with greater focus:

•
QIAGEN continues to expand our global presence in the fast-growing market for next-generation sequencing (NGS). In 2019 we shifted our strategy and reoriented our NGS activities to focus on opportunities to build upon our strengths as a leader in "universal" technologies for preparing samples, analyzing genomic variations and interpreting sequencing data.

•
NGS-related sales in 2019 achieved QIAGEN’s goal of more than $180 million, compared to over $140 million in 2018. Demand for our universal NGS technologies and Digital Insights from bioinformatics applications drove this growth.

•
In October 2019 QIAGEN and Illumina, Inc. announced a 15-year partnership to broaden the use of NGS-based in vitro diagnostic kits to deliver insights for clinical decision-making, including companion diagnostics for precision medicine. Illumina and QIAGEN will cooperate to commercialize a menu of clinically validated workflows that combine QIAGEN’s proprietary content and digital solutions for use with Illumina’s MiSeq Dx, NextSeq 550Dx and future diagnostic systems. In the coming years we expect the partnership with Illumina, whose sequencing instruments are in widespread use worldwide, to expand our global presence in clinical decision-making using NGS technology.

•
QIAGEN also announced in October 2019 that we have discontinued development of new NGS instruments. We will focus NGS-related development resources on maximizing the new Illumina partnership for NGS-based diagnostic kits, as well as expanding our offering of universal NGS consumables for use with any sequencer. QIAGEN intends to continue supporting and servicing customers of the GeneReader NGS System, which is available as a complete system for the processing of smaller targeted gene panels, but we do not expect to develop new sequencing platforms at this time.

•
We continue to expand QIAGEN’s broad portfolio of universal, or platform-agnostic, NGS solutions. Among the new products introduced in 2019 are QIAseq Multimodal Panels, the industry’s only consolidated workflow to simultaneously detect DNA variants, RNA fusions and gene expression levels from a single sample; QIAseq FastSelect kits to remove unwanted RNA from samples, addressing critical bottlenecks in research into RNA and gene expression; and the QIAseq Expanded Carrier Screening Panel, enabling identification of genetic drivers of more than 200 rare and inherited diseases.

Reaping the value of genomic insights for Precision Medicine:

•
QIAGEN continues to lead our industry in precision medicine, collaborating with more than 25 pharmaceutical and biotech companies to develop companion and complementary diagnostics to guide clinical decision-making. These partnerships feed a deep pipeline of Sample to Insight tests supporting clinical trials and, with regulatory approvals, patient care.

•
In 2019 three of our co-development partnerships bore fruit in newly approved companion diagnostics in oncology. We introduced the therascreen PIK3CA RGQ PCR Kit in the U.S. as a companion diagnostic to aid in identifying patients for a new breast cancer therapy developed by Novartis (launched in Europe in early 2020); the therascreen FGFR RGQ RT-PCR Kit to help identify U.S. urothelial cancer patients for Janssen Biotech’s newly approved FGFR kinase inhibitor; and the therascreen EGFR RGQ PCR Kit in Japan - our first companion diagnostic approval there - to help guide the use of a new Pfizer therapy in non-small cell lung cancer (NSCLC). All three run on the Rotor-Gene Q, a module in our QIAsymphony system.

•
A partnership with Inovio Pharmaceuticals, launched in May 2019, will co-develop a liquid-biopsy companion diagnostic for Inovio’s DNA-based immunotherapy compound, which has potential to be the first treatment for human papillomavirus (HPV) infection of the cervix and first non-surgical treatment for precancerous lesions associated with the virus.

•
A new collaboration with Amgen announced in early 2020 will develop tissue-based companion diagnostics to identify non-small cell lung cancer patients who would benefit from Amgen's investigational cancer treatment AMG 510. The test will identify patients with cancers that have the KRAS G12C genetic mutation, a common cause of cancer.

•
We expanded our Day-One Lab Readiness network in 2019 through collaborations with CLIA-certified laboratories to ensure immediate patient access to QIAGEN companion diagnostics upon approval of new oncology drugs. Among the clinical labs now participating to accelerate patient access are LabCorp, Quest, NeoGenomics, SRL in Japan, and others.

Expanding QIAGEN automation solutions to serve growing market needs:

•
QIAGEN has strategically expanded our offering of automation solutions to enter growing segments of the life science and molecular diagnostics markets, as well as to meet the diverse, rapidly evolving needs of customers.

•
The QIAsymphony system, a cost-effective modular automation solution that integrates PCR molecular testing from sample processing to final insights, surpassed our goal of 2,500 cumulative placements by year-end 2019. Related consumables grew globally, including an extensive menu of in vitro diagnostic tests in infectious disease, oncology and transplant care. The sample processing module, QIAsymphony SP, is a market-leading "front end" solution for reliable automated handling of samples, including liquid biopsies, for PCR and next-generation sequencing.

•
The QIAstat-Dx system is approaching 1,000 cumulative placements, providing fast, cost-effective and easy-to-use syndromic testing with novel Sample to Insight solutions. In May 2019, we launched the platform in the United States with an FDA-cleared multiplex panel for differential diagnosis of respiratory infections. QIAstat-Dx was introduced in Europe in 2018 with CE-IVD marked panels for respiratory and gastrointestinal infections. The system produced $15 million of sales in 2019. In early 2020, QIAGEN created a version of the QIAstat-Dx respiratory panel that includes the COVID-19 coronavirus strain for potential use in testing of patients in China and other markets using the QIAstat-Dx platform. Additional diagnostic panels are planned to launch in 2020 to enhance the value to clinics and physician offices.

•
The NeuMoDx 96 and 288 Molecular Systems are providing fully integrated, mid- to high-throughput PCR analysis systems for clinical laboratories, and now have eight CE-IVD cleared diagnostic kits covering a range of infectious diseases. QIAGEN has the right to commercialize these platforms in Europe and other markets outside the U.S.

•
Our development of disruptive new systems for digital PCR is on track to begin commercialization in 2020, combining proprietary QIAGEN technologies with assets acquired from Formulatrix in early 2019. Our digital PCR initiative aims to provide fully-integrated solutions that simplify workflows for laboratories, offer higher throughput and multiplexing, and provide customers with favorable costs for instruments and consumables.

Digital Insights solutions transforming raw data into valuable insights:

•
As genomic data increasingly influences decisions in science and healthcare, QIAGEN’s Digital Insights solutions are driving growth with content-enabled bioinformatics that transform raw NGS data into actionable insights for customers.

•
Researchers worldwide use our software and industry-leading knowledge bases to accelerate innovation, guide experiments and translate genomic results into actions that enhance clinical care. Starting in 2014, QIAGEN has built a comprehensive, easy-to-use toolbox through acquisitions of Ingenuity, CLC bio, BIOBASE and OmicSoft. Digital Insights solutions are marketed as standalone products and integrated into QIAGEN Sample to Insight workflows to meet customer needs.

•
In June 2019, our industry-leading QIAGEN Clinical Insight (QCI), a clinical decision support platform for interpretation and reporting of next-generation sequencing data, achieved a milestone of more than 1 million patient test cases analyzed and interpreted. We continually update and expand the content available through QCI. After acquiring N-of-One, Inc. in January 2019, we integrated N-of-One’s services and somatic cancer database, including medical interpretation and real-world evidence from more than 125,000 anonymized patient samples, into QIAGEN Clinical Insight.

Pioneering differentiated sample technologies and liquid biopsy solutions:

•
As a leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continues to innovate with front-end solutions in growing fields. QIAGEN technologies process an estimated 50,000 biological samples a day. In 2019 we rolled out several new products solving tough challenges for customers, such as new tools to accelerate RNA sequencing for research and liquid biopsies for efficient, less-invasive diagnosis.

•
Our QIAcube Connect system, launched in January 2019 to amplify the benefits of automated sample processing for customers, reached more than 660 placements by year-end, with strong Life Sciences demand. Building on over 8,000 placements of our first-generation QIAcube instrument, QIAcube Connect delivers a new level of digitization and ease of use with thousands of protocols, assuring full standardization and freeing customers from repetitive manual processing.

•
QIAGEN offers an innovative portfolio of liquid biopsy technologies for research and clinical applications. Liquid biopsies extract and purify DNA and RNA from blood or other body fluids, as an alternative to costly and sometimes impractical tissue biopsies. In 2019, our therascreen PIK3CA RGQ PCR Kit became the first FDA-approved liquid biopsy test using blood plasma to guide treatment decisions in breast cancer.

•
In October 2019, we launched innovative new QIAseq FastSelect kits for customers in Life Sciences to remove unwanted RNA from biological samples for faster, simpler library preparation. The solutions address critical bottlenecks in RNA sequencing, enabling scientists to achieve more on-target NGS reads and more efficient use of resources.

Executing initiatives to prioritize resource allocation and create value:

•
QIAGEN implemented several organizational changes and portfolio initiatives in 2019 with the aim of driving future growth, efficiency and profitability. These actions prioritized resource allocation to streamline operations, strengthen the focus on execution and improve operating margins.

•
In October 2019, QIAGEN stopped internal development of new instruments for next-generation sequencing, restructuring to allocate resources from work on new proprietary NGS systems to QIAGEN's partnership with Illumina to commercialize in vitro diagnostic kits running on Illumina’s clinical NGS platforms, as well as to universal NGS portfolio.

•
Streamlining initiatives in 2019 aimed to create a more focused, agile and efficient global operation. Changes included shifting worldwide production into a regional structure, integrating global sales resources into the three Business Areas (Life Sciences, Molecular Diagnostics and QIAGEN Digital Insights), and moving additional activities to QIAGEN Business Services centers in Poland and the Philippines.

•	Digitization of a wide range of customer interactions continues to progress, with approximately 43% of 2019 sales coming via the QIAGEN website and other online channels.
Our Products
QIAGEN's leadership in Sample to Insight solutions for molecular testing leverages our product portfolio across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay kits), instruments and automation systems, and digital insight solutions (or bioinformatics) for analysis and interpretation.
These diverse revenue streams comprise two main categories: Consumables and related revenues, approximately 88-89% of net sales, including sample and assay kits, digital insights, royalties, co-development milestone payments and services; and Automation platforms and instruments, approximately 11-12% of net sales, including related services and contracts.
QIAGEN automation systems streamline molecular testing using consumables in efficient workflows and carrying customers through the process from Sample to Insight. Some QIAGEN consumables are designed to run on QIAGEN instruments, while others are universal kits designed for use with any molecular testing platform.
Major types of QIAGEN solutions and related brands
Sample Technologies
Our broad portfolio of sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other biological materials to prepare for a wide variety of molecular testing needs in research and clinical applications.

Sample Technologies	Selected QIAGEN brands
Primary sample technology consumables
• Nucleic stabilization and purification kits designed for primary sample materials (DNA, RNA, proteins), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
• Mainly based on silica membranes and buffers
	• QIAamp • PAXgene • Gentra Puregene	• DNeasy • AdnaTest • Oligotex • BioSprint	• RNeasy • Tiangen • AllPrep

Secondary sample technology consumables
• Kits and components for purification of nucleic acids and proteins from secondary sample materials (e.g. gel, plasmid DNA, proteins)
• Molecular biology reagents
	• QIAprep • Qproteome • QIAGEN Plasmid Plus • HiSpeed	• QIAquick • BioMag • QIAfilter • EndoFree	• DyeEx • Ni-NTA • R.E.A.L.

Sample technology instruments • Instruments for nucleic acid purification and accessories	• QIAsymphony SP • QIAscout	• QIAcube Connect • Centrifuges	• QIAcube HT • TissueLyser
Assay Technologies
Targeted or multiplex assay technologies deploy a variety of methods to amplify biomolecules and make them visible and ready for molecular analysis using different techniques.

Assay Technologies	Selected QIAGEN brands
Assay content consumables
• Kits, assays, reagents and controls for identification and analysis of sequence-specific targets (such as DNA, methylated DNA, bacterial DNA, RNA, miRNA) with different technologies (such as PCR, Pyrosequencing, hybridization) in assay and array format
• Oligonucleotide synthesis, siRNAs, bisulfite conversion
	• EpiTect • GapmeR • miScript	• ADNATest • qBiomarker • AllStars	• miCURY • RT2 • FlexiTube/FlexiPlate

Enzymatics consumables • Custom-developed and configured enzymes and products which are sold to OEM customers	• EnzScript • ZipScript	• Phoenix Hot Start	• VeraSeq

Assay foundation consumables
• Different generations of PCR, qPCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies
• Similar product portfolio developed and sold through QIAGEN second brands (Quanta, Tiangen)
• QIAxpert consumables, cloning kits and transfection reagents
	• QuantiTect • OneStep RT-PCR • Type-it • OmniScript • PolyFect	• QuantiFast • Rotor-Gene • QIAGEN Multiplex • SuperScript • SuperFect	• QuantiNova • HotStarTaq • TopTaq • HiPerFect

Assay instruments
• Modular PCR system with Sample to Insight laboratory automation
• One-step molecular analysis of hard-to-diagnose syndromes
• Fully integrated medium- to high-throughput PCR test analysis
• Specialized instruments for assay setup and analysis
	• QIAsymphony RGQ • QIAstat-Dx • PyroMark • QIAgility	• QIAsymphony AS • NeuMoDx 96 • QIAxpert	• Rotor-Gene-Q • NeuMoDx 288 • QIAxcel

Custom laboratory and genomic services • Custom services such as DNA sequencing, qPCR service, whole genome amplification, and non-cGMP DNA production	• Provided on an individualized contract basis

Next-Generation Sequencing (NGS)
High-throughput or next-generation sequencing (NGS) enables analysis of multiple sequences in parallel, using massive analytical and computing power to generate date for a profile of a whole genome or portion of a genome.

Next-Generation Sequencing (NGS)	Selected QIAGEN brands
Universal NGS consumables • Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, etc.	• QIAseq	• REPLI-g	• GeneRead

Digital Insights solutions
• Bioinformatics solutions to deliver actionable insights from NGS data, sold as freestanding software or cloud-based solutions, also integrated into many QIAGEN consumables and instruments
	• QIAGEN Clinical Insight • N-of-One • Ingenuity Variant Analysis	• CLC Genomics Workbench • QIAGEN Knowledge Base • Ingenuity Pathway Analysis	• OmicSoft • HGMD
Forensics and Human Identification
Genetic analysis used for forensics and human identification can positively identify or rule out identification of individuals or biological substances for purposes such as law enforcement investigation, paternity testing or food safety screening.

Forensics and Human Identification	Selected QIAGEN brands
Human ID / Forensics sample collection consumables • Sample cards and collection swabs	• FTA	• Other consumables

Human ID / Forensics consumables • STR assays for Human ID, additional assays for food contamination	• Investigator (human ID / forensics)	• mericon (food safety)
Customers
With a growing portfolio of innovative products for molecular testing, QIAGEN has built customer relationships across the entire value chain of Life Sciences and Molecular Diagnostics. Discoveries often surface in universities and research institutes, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We organize our business to serve the needs of major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices

•
Life Sciences - researchers in universities, research institutes and industry customers using molecular testing to achieve new insights into disease or other biological processes, as well as applying molecular testing in non-healthcare fields

•
Academia / Applied Testing - exploring the secrets of life such as disease mechanisms and pathways, translating findings into drug targets or other products, or serving purposes such as forensics and human identification

•	Pharma - pharmaceutical and biotechnology companies engaging in the R&D process from drug discovery to translational medicine and then clinical development
Molecular Diagnostics
QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare, and Molecular Diagnostics customers accounted for $737 million of our sales in 2019. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems must process tests reliably and efficiently, often handling hundreds of samples concurrently. The range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and standardization of lab procedures also influence success.
The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2019, including about $5 billion potentially addressable with QIAGEN's product portfolio. Molecular testing is the most dynamic segment of the global in vitro diagnostics market, growing at an estimated annual rate in the mid-single-digits at constant exchange rates. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities.

In QIAGEN’s Molecular Diagnostics business we focus on three priorities for fighting disease:

•	Oncology - accurately diagnosing cancer, enabling prevention or early detection, as well as guiding selection of therapies with individualized molecular insights for precision medicine.
QIAGEN's oncology test portfolio includes a broad range of technologies and biomarkers for Precision Medicine, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR BRCA1/2, JAK2, PIK3CA and others, as well as comprehensive gene panels for research applications in next-generation sequencing. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer.
We have a deep pipeline of oncology tests for PCR and NGS analysis under development. In addition to our portfolio of molecular technologies and automation systems, QIAGEN offers Pharma partners a full infrastructure for co-development programs, intellectual property on platforms and content, regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies.

•
Immune monitoring - using advanced tests to detect immune-system markers as a preventive strategy, such as screening patients for latent tuberculosis infection to guard against active TB disease, or to monitor immune function, for example in transplant patients. Our sensitive QuantiFERON technology accurately detects infection and measures immune response.

Our lead products in this field, QuantiFERON-TB Gold Plus and QuantiFERON-TB Gold, are used in tuberculosis control efforts worldwide to detect latent TB infection (LTBI) by screening vulnerable populations, including close contacts of patients with active TB disease, immunocompromised persons or patients on immunosuppressive drugs. Individuals with LTBI can then be treated, preventing the infection from becoming active and contagious. As modern blood tests analyzed in a laboratory, the QuantiFERON-TB assays are faster, less labor-intensive and more accurate than the century-old tuberculin skin test. The potential global market for latent TB infection testing is estimated at up to $1 billion.
In transplantation, our QuantiFERON Monitor provides monitoring of immune function in solid organ transplant patients and QuantiFERON-CMV Kit tests immunity for infection with cytomegalovirus (CMV) in at-risk patients.

•
Infectious diseases - detecting and differentiating viral and bacterial infections - such as HIV, hepatitis, influenza, sexually transmitted diseases and healthcare-associated infections, as well as respiratory and gastrointestinal syndromes - can be useful in guiding treatment, such as selection of appropriate antibiotic or antiviral therapies.

QIAGEN offers an extensive range of kits for diagnosing infectious diseases, including a broad menu of reliable tests on the QIAsymphony and NeuMoDx automation systems, as well as QIAstat-Dx panels for respiratory and gastrointestinal syndromes. We are expanding this portfolio by seeking regulatory approvals of new assays across these platforms.
QIAGEN remains a global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our gold standard digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, vigorous price competition has reduced QIAGEN’s HPV business to about 1% of total sales.
Life Sciences
QIAGEN partners with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, Digital Insights and services to universities and institutes, Pharma and biotech companies, government and law enforcement agencies. Life Sciences customers accounted for $789 million of our sales in 2019.
Academia / Applied Testing
QIAGEN provides Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use reliable, fast, highly reproducible and high-quality technologies, sometimes replacing time-consuming traditional or in-house methods. QIAGEN often partners with leading institutions in research projects and develops customized solutions such as NGS panels for digital sequencing of multiple gene targets. As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Pharma and Molecular Diagnostics markets.
Applied Testing customers make up the growing market for molecular testing beyond research and human healthcare. QIAGEN is a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as food safety and veterinary diagnostics. QIAGEN provides sample collection and analytical solutions for law enforcement and human identification labs, as well as advanced technologies for studies of microbiomes and their effect on health and the environment.

Pharma
QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales to these companies support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN Digital Insights solutions also are widely used to guide pharmaceutical research.
In Precision Medicine, we have built a position as the industry’s preferred partner to co-develop companion diagnostics paired with targeted drugs. QIAGEN’s more than 25 master collaboration agreements with Pharma customers, some with multiple co-development projects, have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. Companion diagnostics can move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.
Global Presence by Category of Activity and Geographic Market
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2019	2018	2017
Net Sales
Consumables and related revenues	$1,354,147	$1,315,459	$1,242,715
Instrumentation	172,277	186,389	174,821
Total	$1,526,424	$1,501,848	$1,417,536
Geographical Information
QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2019	2018	2017
Net Sales
Americas:
United States	$663,869	$632,660	$579,906
Other Americas	58,121	60,359	73,478
Total Americas	721,990	693,019	653,384
Europe, Middle East and Africa	487,476	490,301	462,980
Asia Pacific, Japan and Rest of World	316,958	318,528	301,172
Total	$1,526,424	$1,501,848	$1,417,536
QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2019, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales.
Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and the Life Sciences. We target our research and development resources to the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.
As a percentage of sales, our research and development investments are among the highest in our industry. About 950 employees in research and development work in QIAGEN centers of excellence on three continents.
Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of novel molecular technologies.

•	Expanding our broad portfolio of novel content - including assays to detect and measure biomarkers for disease or genetic identification.

•	Integrating Digital Insights with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.
Innovation in automation systems positions QIAGEN in fast-growing fields of molecular testing, as well as generating ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Medicine in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. In 2019, we launched novel companion diagnostics on the QIAsymphony platform for breast, lung and urothelial cancers. We also added the FDA approved respiratory panel for infectious diseases to the menus for QIAstat-Dx and the NeuMoDx 96 and 288 platforms.
QIAGEN collaborates with many institutions and companies to create innovative molecular solutions. In May 2019, partnering with U.K.-based organizations, we launched APIS Assay Technologies Ltd., a new company aiming to accelerate biomarker commercialization by bridging the translational gap between genomic discoveries and the development of new diagnostics.
Our Digital Insights teams are developing new software and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of NGS data. We also integrate digital solutions with instruments and molecular content to provide our customers seamless Sample to Insight workflows.
Sales and Marketing
We market our products in more than 130 countries, mainly through subsidiaries in markets in the Americas, Europe, Australia and Asia with the greatest sales potential. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers.
Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. - and to optimize investment in different customer types.
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
Our GeneGlobe Design & Analysis Hub (www.geneglobe.com), upgraded in September 2019, is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The new hub brings next-level experiment planning, execution and follow-up to life science researchers, linking our Digital Insights solutions with ordering of assays to accelerate research.
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
We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters and webinars highlighting molecular biology applications.
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
Seasonality
Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent their activities are impacted by public health concerns such as the timing and severity of flu season.
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2019, additions to our intangible assets outside of business combinations totaled $286.2 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2019, we owned 352 issued patents in the United States, 275 issued patents in Germany and 1,700 issued patents in other major industrialized countries. We had 558 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification, assay solutions, transfection reagents and protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use.
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

Suppliers
As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis assess the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.
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
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) have been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions, however, this Directive will be replaced by the In Vitro Diagnostic Device Regulation (IVDR) in May 2022. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2016, the quality standard for medical device manufacturers.
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
Under the IVDR, which was enacted by the European Commission (EC) on May 25, 2017, in vitro diagnostics will be subject to additional legal regulatory requirements after the IVDR comes into full effect on May 26, 2022. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition period and it is anticipated that it will be late in 2020 before the infrastructure is established to begin the new approvals process.
U.S. Regulations
In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and postmarket controls which will differ depending on how the FDA classifies a specific IVD. Certain types of tests like some that we manufacture and sell for research use only in the United States have not been subject to FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs) which are in vitro diagnostic tests that are designed, manufactured and used within a single laboratory, have generally been subject to enforcement discretion, which means that FDA generally has not enforced premarket review and other applicable FDA requirements. However, as LDTs have increased in complexity, the FDA has begun to take a risk-based approach to their regulation. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

In Vitro Diagnostics
The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some LDTs. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations (QSRs), which are device-specific current good manufacturing practices. Class II devices are subject to premarket notification, QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a user fee, that is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.
510(k) Premarket Notification. A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.
The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (NSE) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more "contemporary" approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation)” and in December 2018, the FDA issued a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. We cannot predict what if any changes will occur or how they will affect our current or future products.
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
It also issued a draft guidance on July 15, 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic and on December 7, 2018, it published another draft guidance, “Developing and Labeling In Vitro Companion Diagnostic Devices for a Specific Group or Class of Oncology Therapeutic Products” which, if finalized, is intended to facilitate class labeling on diagnostic tests for oncology therapeutic products, where scientifically appropriate.
The FDA also introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.
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
Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information. There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.
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
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health care programs such as Medicare or Medicaid; and, in most cases the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.
We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors.
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
Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while

Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-numeric CPT codes with a corresponding descriptor for labs or manufacturers that want to more specifically identify their test.
A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or the PLA Code or both. In addition, Z-Code identifiers are unique five-character alphanumeric tracking codes associated with a specific molecular diagnostic test. When a claim is submitted, it includes the associated CPT code and the Z-Code identifier is entered as a device code. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors.
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
CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.
As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS. On December 20, 2019, the President signed the Further Consolidated Appropriations Act, which included the Laboratory Access for Beneficiaries Act, or the LAB Act. The LAB Act delays by one year the reporting of payment data under PAMA for clinical laboratory diagnostic tests that are not advanced diagnostic laboratory tests. CDLT data for the collection period of January 1, 2019 through June 30, 2019, which was supposed to be reported in 2020, must now be reported between January 1, 2021 and March 31, 2021. Data reporting will then resume on a three-year cycle beginning in 2024. Under PAMA, as amended by the LAB Act, any reduction to a particular payment rate resulting from the new methodology is limited to 10% per test per year in 2020 and to 15% per test per year in each of the years 2021 through 2023.
Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic are usually validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region.
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
Conflict Minerals
U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our most recent Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2018 on Form SD on May 8, 2019 and will provide updated disclosure to the Securities Exchange Commission as required.
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
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $118.0 million, $109.8 million and $90.1 million for 2019, 2018 and 2017, respectively.
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
We lease facilities in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations and also facilities in Beverly, Massachusetts with 44,000 square feet for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet for digital insights and 19,000 square feet in Minden, Nevada for Service Solutions. We have shared service centers which lease facilities in Wroclaw, Poland

(48,600 square feet) and Manila, Philippines (29,300 square feet). Additionally, we lease facilities in Shenzhen, China and Manchester, United Kingdom for research operations. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
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
Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Digital insights integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and digital insights to analyze and interpret the data - to two major customer classes:

•
Molecular Diagnostics - healthcare providers engaged in many aspects of patient care requiring accurate diagnosis and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring. Includes Precision Medicine and companion diagnostics.

•
Life Sciences - customers including government, biotechnology companies and researchers who utilize molecular testing and technologies who are generally served by public funding including areas such as medicine and clinical development efforts, forensics and exploring the secrets of life. Includes Pharma, Academia and Applied Testing customers.

We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2019, we employed approximately 5,100 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions and implemented other strategic transactions aiming to achieve market-leading positions with innovative technologies in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include:

•
In January 2019, QIAGEN began developing next-generation systems for digital PCR and acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. We expect to begin commercializing fully integrated digital PCR solutions in 2020, combining QIAGEN technologies and automation with the Formulatrix assets we acquired. Known as QIAcuity, the system will offer highly automated workflows, quicker time-to-result, and higher multiplexing and throughput flexibility than current digital PCR platforms. Digital PCR is one of the fastest-growing molecular testing applications in the life sciences industry. QIAGEN paid Formulatrix $125 million in cash upon closing and agreed to future milestone payments of approximately $136 million in 2020.

•
Also in January 2019, QIAGEN acquired N-of-One, Inc., a pioneer in molecular oncology decision support services, to strengthen our bioinformatics leadership in clinical NGS interpretation. The acquisition broadened the QIAGEN Digital Insights offering of software, content and service-based solutions. N-of-One’s services and content have been integrated into QIAGEN Clinical Insights (QCI), adding medical interpretation and real-world evidence insights. The

N-of-One somatic cancer database, drawing upon more than 125,000 anonymized patient samples, has increased QIAGEN’s lead as the provider of the industry’s largest genomics knowledge base.

•
In September 2018, QIAGEN announced a strategic partnership with NeuMoDx Molecular, Inc. to commercialize next-generation, fully integrated automation systems for PCR testing. The NeuMoDx 288 (high-throughput version) and NeuMoDx 96 (mid-throughput) systems help clinical laboratories process increasing molecular test volumes and deliver more rapid diagnostic insights. QIAGEN is initially distributing NeuMoDx systems and consumables in Europe and other markets outside the United States. The companies entered a merger agreement whereby QIAGEN will acquire remaining NeuMoDx shares that it does not currently own at a price of approximately $234 million (QIAGEN currently owns 19.9% of NeuMoDx), subject to the achievement of regulatory and operational milestones, by mid-2020.

•
In April 2018, QIAGEN acquired STAT-Dx, a privately held company, and launched QIAstat-Dx, a next-generation multiplex PCR system developed by STAT-Dx, in Europe. The novel QIAstat-Dx system enables fast, cost-effective and flexible syndromic testing from Sample to Insight. The first two CE-IVD marked assays provide differential diagnosis of serious respiratory and gastrointestinal infections. In May 2019, we received FDA clearance and launched QIAstat-Dx in the United States with the respiratory panel. A broad menu of tests is under development in infectious disease, oncology and other areas. QIAGEN acquired STAT-Dx for approximately $149 million in cash and additional future payments of up to about $44 million based on the achievement of regulatory and commercial milestones.

Our financial results include the impacts of recent acquisitions from their effective dates.
NGS portfolio orientation and measures to prioritize resource allocation
In October 2019, QIAGEN announced a new orientation for its NGS-related activities that focuses development activities on maximizing the new Illumina partnership for IVD solutions, as well as expanding QIAGEN’s offering of universal NGS consumables solutions for use with any sequencer. QIAGEN intends to continue supporting and servicing customers of the GeneReader NGS System, which is commercialized worldwide as a complete system for the processing of smaller targeted gene panels. However, QIAGEN discontinued development for new NGS instruments. Additionally, QIAGEN began implementing a set of initiatives to shift its Global Operations organization to a regional manufacturing structure and to expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland, and Manila, Philippines. QIAGEN currently anticipates further pre-tax charges of about $15-23 million in 2020 for these measures.
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering acquisitions made during 2019 together with recent changes in our management, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2019, Compared to 2018
Net Sales
In 2019, net sales grew 2% to $1.53 billion compared to $1.50 billion in 2018 reflecting growth in consumables and related revenues which more than offset lower instrument revenues. Consumable and related revenues includes the contributions from our January 2019 acquisition of N-of-One, which provided net sales of approximately $5.0 million in 2019. We experienced increases across consumables and related revenues (+3% / 89% of sales) due to strong sales of the QuantiFERON-TB test as well as gains within the Life Sciences customer classes. This more than outweighed decreases across the instruments portfolio (-8% / 11% of sales) including lower sales of platforms for assay technologies and the GeneReader NGS Systems despite higher placements of the QIAcube Connect, QIASymphony and QIAstat-Dx systems. Net sales were negatively impacted by two percentage points from adverse currency movements against the U.S. dollar
Customer classes: An overview of net sales by product category and customer class:
Net sales by product category and customer class

	Year ended December 31, 2019
	Sales (In $ m)	% change	% of sales
Consumables and related revenues	$1,354	+3%	89%
Instruments	$172	-8%	11%

Molecular Diagnostics (1)	$737	+1%	48%
Life Sciences	$789	+2%	52%
Academia / Applied Testing	$487	+2%	32%
Pharma	$302	+4%	20%
(1) Includes companion diagnostic co-development revenues ($42 million, -28%).
Molecular Diagnostics grew 1% and represented 48% of sales in 2019. Molecular Diagnostics sales were adversely affected by three percentage points of adverse currency movements compared to 2018. Sales in 2019 included gains in consumables, in particular for the QuantiFERON-TB test compared to 2018 that was partially offset by significantly lower revenues from companion diagnostic co-development projects and instruments.
During 2019, Life Sciences sales grew 2% and reflected 52% of sales, while currency movements adversely impacted this customer class by three percentage point compared to 2018. Increased demand in consumables and related revenues across this customer class more than offset weaker instrument sales, which were affected by the focus on a new generation of products being prepared for launch and led by the new version of QIAcube Connect. Results for 2019 also absorbed the adverse effect of the April 2018 divestment of the Applied Testing veterinary testing assay portfolio.
Net sales by geographic region

	Year ended December 31, 2019
	Sales (In $ m)	% change	% of sales
Americas	$722	+4%	47%
Europe / Middle East / Africa	$487	-1%	32%
Asia-Pacific / Japan	$314	0%	21%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey ($250 million, +2%, 16% of sales)
Rest of world represented less than 1% of net sales.

The Americas led the geographic regions with 4% sales growth in 2019 with continued improvements within Life Sciences and overall gains in the United States, Brazil and Mexico against a decline in Canada. The Asia-Pacific / Japan region in 2019 was flat due primarily to the weaker results in China and Japan against gains in India. The EMEA region experienced a 1% decline due in part to declines in France and Italy against improving trends in Germany, Turkey and the United Kingdom.
Gross Profit
Gross profit was $1.01 billion, or 66% of net sales, in 2019, compared with $1.00 billion, or 67% of net sales, in 2018. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. The growth in consumables and related revenue during 2019 contributed favorably to the margin, which was negatively impacted by higher amortization expenses related to developed technology and patent and license rights that were acquired in business combinations or asset acquisitions. The amortization expense on acquisition-related intangibles within cost of sales increased to $71.5 million in 2019 from $56.7 million in 2018. The increase was due to the asset acquisition from Formulatrix as further discussed in Note 5 "Acquisitions and Divestitures". We expect that our acquisition-related intangible amortization will increase as a result of further acquisitions in the future.
Research and Development
Research and development expenses fell by 3% to $157.4 million (10% of net sales) in 2019, from $161.9 million (11% of net sales) in 2018. The net decrease reflected higher investments in QIAstat-Dx and the planned launch of a digital PCR system against the significant reduction in costs following the decision to discontinue development of NGS-related instrument systems. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments, but to decline as a percentage of sales in 2020 compared to 2019.
Sales and Marketing
Sales and marketing expenses were essentially unchanged at $391.9 million (26% of net sales) in 2019 compared to $392.3 million (26% of net sales) in 2018. Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expense. Higher costs in 2019 related to an increase in sales personnel, which was partially offset by lower share-based compensation and reduced third-party marketing activities. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales.
General and Administrative
General and administrative expenses increased by 7% to $112.3 million (7% of net sales) in 2019 from $104.6 million (7% of net sales) in 2018. The increase in general and administrative expenses in 2019 was primarily due to higher licensing costs in connection with continued investments in information technology systems, including cyber security, across the organization as well as an increase in the number of administrative personnel and higher share-based compensation expenses.
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
During 2019, amortization expense on acquisition-related intangibles within operating expense decreased to $30.0 million, compared to $39.0 million in 2018. The decrease follows the full amortization of assets previously acquired in 2007. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net was expense of $199.8 million in 2019 as compared to $28.7 million in 2018. During 2019, $163.0 million of charges are included in the 2019 Restructuring program as further discussed in Note 6 "Restructuring and Impairments". We expect to incur additional restructuring cost in 2020 as disclosed therein. In addition, during 2019, we continued to incur acquisition and integration costs related to the acquisitions discussed in Note 5 "Acquisitions and Divestitures". In addition, a $7.4 million gain from the reduction in the fair value of contingent consideration was recognized during 2019 discussed in Note 15 "Financial Instruments and Fair Value Measurements". Further, as we further integrate acquired companies and pursue opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2019.
Long-lived Asset Impairments
Impairments to intangible assets and property, plant and equipment in 2019 totaled $140.0 million, of which $138.8 million was incurred in connection with the 2019 restructuring measures as further discussed in Note 6 "Restructuring and Impairments". During 2018, impairments to property, plant and equipment included $1.6 million related to the 2017 Restructuring program also discussed in Note 6 and $6.3 million related to strategic shifts in our business.
Other Income (Expense)
Total other expense, net was $51.6 million in 2019, compared to $40.8 million in 2018. Total other expense, net is primarily the result of interest expense, partially offset by interest income and other income (expense), net.
For the year ended December 31, 2019, interest income increased to $22.1 million from $20.9 million in 2018. Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions. Interest income earned in 2019 includes interest on higher cash balances following the issuance of cash convertible notes in November 2018.
Interest expense increased to $74.2 million in 2019, compared to $67.3 million in 2018. Interest costs primarily relate to debt, discussed in Note 16 "Lines of Credit and Debt" in the accompanying consolidated financial statements and the increase in interest expense reflects the issuance of cash convertible notes in November 2018 which bear interest at a higher rate than the notes that matured in 2019.

Other income (expense), net was $0.4 million of income for the year ended December 31, 2019. Other income includes $7.8 million of upward adjustments resulting from observable price changes for non-marketable investments not accounted for under the equity method, $2.1 million in income from equity-method investments and a $0.7 million gain from receipt of shares in settlement of a zero-book value financial instrument held with a third party, all as discussed further in Note 10 "Investments". This income was partially offset by impairments, including $4.8 million of impairments in non-marketable investments accounted for under the equity method as discussed further in Note 10 "Investments", and net losses on foreign currency of $5.7 million for the year ended December 31, 2019.
Other income (expense), net was $5.6 million of income for the year ended December 31, 2018. Other income includes $13.1 million of upward adjustments resulting from observable price changes for non-marketable investments not accounted for under the equity method, a $5.1 million gain from the sale of our interest in a non-publicly traded company and $2.6 million in income from equity-method investments, all as discussed further in Note 10 "Investments". Additionally in 2018, we recorded a divestiture gain of $8.0 million as discussed in Note 5 "Acquisitions and Divestitures". This income was partially offset by impairments, including $6.1 million of impairments in non-marketable investments accounted for under the equity method as discussed further in Note 10, and net losses on foreign currency of $12.3 million for the year ended December 31, 2019.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to 35%. In 2019 and 2018, our effective tax rates were 46.7% and 15.7%, respectively. The comparison is impacted by pre-tax book income which was lower in 2019 at a pre-tax book loss of $77.8 million compared to pre-tax book income of $225.7 million in 2018. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2019 and 2018, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Switzerland, Ireland, Dubai and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, intercompany foreign royalty income in Germany is statutorily exempt from trade tax. Further, we have intercompany financing arrangements through Luxembourg, Dubai and Ireland in which the intercompany income is partially exempt.
See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors.
Year Ended December 31, 2018, Compared to 2017
Refer to Item 5 in our December 31, 2018 Annual Report on Form 20-F for discussion of the year ended December 31, 2018, compared to 2017.
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions is included in other income (expense), net, and in 2019, 2018 and 2017 was $5.7 million, $12.3 million, and $3.3 million, respectively.
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
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" to the accompanying consolidated financial statements.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2019 and 2018, we had cash and cash equivalents of $623.6 million and $1.16 billion, respectively. We also had restricted cash of $5.7 million and short-term investments of $129.6 million at December 31, 2019. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2019, cash, cash equivalents and restricted cash had decreased by $529.7 million from December 31, 2018, primarily as a result of cash used financing activities of $639.1 million and cash used in investing activities of $222.3 million, partially offset by cash provided by operating activities of $330.8 million. As of December 31, 2019 and 2018, we had working capital of $618.9 million and $1.18 billion, respectively.
Operating Activities. For the years ended December 31, 2019 and 2018, we generated net cash from operating activities of $330.8 million and $359.5 million, respectively. While the net loss was $41.5 million in 2019, non-cash components in income included $231.5 million of depreciation and amortization and $144.8 million non-cash impairments primarily recorded in connection with the restructuring discussed in Note 6 "Restructuring and Impairments", $40.8 million of amortization of debt discount and issuance costs and $65.9 million of share-based compensation expense. Operating cash flows include a net decrease in working capital of $28.6 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable and decreased accrued and other current liabilities. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $222.3 million of cash was used in investing activities during 2019, compared to $211.4 million during 2018. Investing activities during 2019 consisted principally of $294.0 million for purchases of short-term investments, $68.1 million in cash paid for acquisitions, net of cash acquired as discussed in Note 5 "Acquisitions and Divestitures", $118.0 million in cash paid for purchases of property and equipment, as well as $156.9 million paid for intangible assets and $5.2 million paid for strategic investments in privately and publicly held companies as discussed in Note 10 "Investments", partially offset by $396.1 million from the sale of short-term investments. Investing activities during 2018 consisted principally of $172.8 million of cash paid for acquisitions, net of cash acquired, $568.0 million for purchases of short-term investments, partially offset by $691.8 million from the sale of short-term investments.
Financing Activities. For the year ended December 31, 2019, cash used in financing activities was $639.1 million compared to cash provided by financing activities of $360.4 million in 2018. Financing activities during 2019 consisted primarily of $506.4 million repayments of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further in Note 16 "Lines of Credit and Debt". In addition, repurchases of QIAGEN shares totaled $74.5 million during 2019.
In 2018, cash provided from financing activities totaled $360.4 million primarily due to $494.9 million net cash proceeds from the 2018 cash convertible offering. We used $97.3 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the call spread overlay. Cash provided in 2018 was further offset by the repurchase of QIAGEN shares totaling $104.7 million.
Cash used in other financing activities during the year ended December 31, 2019 and 2018 consisted primarily of $10.5 million and $5.5 million paid for contingent consideration, respectively, together with $0.4 million cash received and $2.0 million cash paid in connection with derivative collateral arrangements, respectively.
Other Factors Affecting Liquidity and Capital Resources
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $470.0 million, after payment of the net cost of the Call Spread

Overlay and transaction costs paid through December 31, 2019 as described more fully in Note 16 "Lines of Credit and Debt". Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes), which are discussed fully in Note 16 "Lines of Credit and Debt". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.
Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 16 "Lines of Credit and Debt".
In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2019. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2019.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $433.4 million was paid in 2019 and $296.6 million is due in 2021 (2021 Notes). Interest on the 2021 Notes is payable semiannually in arrears on September 19 of each year, at rate of 0.875% per annum. The 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due and paid in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%).
As of December 31, 2019, we carry $1.7 billion of long-term debt, of which $285.2 million is current. We did not hold any material finance leases as of December 31, 2019.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 20 "Commitments and Contingencies".
In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs) bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs). Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans. Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans.
In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was repaid to shareholders through the transaction and the outstanding number of common shares was reduced by 8.9 million, or 3.7%. As discussed further in Note 18 "Equity", the capital repayment program was completed in January 2017.
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
Off-Balance Sheet Arrangements

Other than our former arrangements with QIAGEN Finance as discussed in Note 16 "Lines of Credit and Debt" to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2019, 2018 and 2017.
Contractual Obligations
As of December 31, 2019, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2020	2021	2022	2023	2024	Thereafter
Long-term debt (1)	$1,790,350	$25,438	$347,230	$491,356	$356,738	$552,636	$16,952
Purchase obligations	194,596	126,121	35,915	26,337	3,223	3,000	—
Operating leases	61,520	19,914	16,009	11,885	7,119	3,391	3,202
License and royalty payments (2)	37,455	11,434	9,012	6,507	4,382	1,823	4,297
Total contractual cash obligations	$2,083,921	$182,907	$408,166	$536,085	$371,462	$560,850	$24,451
  ____________________
(1) Amounts include required principal, stated at the current carrying values, and interest payments. Future 2020 contractual cash obligations include only amounts due in cash. The 2021 Notes that became convertible pursuant to the indenture on January 1, 2020 as further discussed in Note 16 "Lines of Credit and Debt" and are classified as current as of December 31, 2019, are only convertible during the triggered conversion period and are thus not included as a cash payment until the 2021 date in the table above.
(2) As of December 31, 2019, $10.0 million and $14.5 million are included in accrued and other current liabilities and other long-term liabilities, respectively, associated to future license payments.
In addition to the above, and pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as follows:

(in thousands)	Contingent Cash Payments
2020	$152,750
2021	11,800
2022	5,900
2024	5,900
Anytime 12-month period from now until 2028	3,000
$179,350
Of the $179.4 million total contingent obligation, we have assessed the fair value at December 31, 2019 to be $162.2 million, of which $142.6 million is included in accrued and other current liabilities and $19.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $60.6 million as of December 31, 2019 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
Income Taxes. Calculation of our tax provision is complex due to our international operations and the multiple taxing jurisdictions in which we operate. Some of our deferred tax assets relate to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize substantially all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with these subsidiaries or their products. Thus, the estimates may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in many jurisdictions across our global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes on the basis of technical merits. We record unrecognized tax positions in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which the new information is available.
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

Goodwill and Other Intangible Assets. We assess goodwill and other intangible assets for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Intangibles are assessed for recoverability considering the contract life, where applicable, and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Goodwill is deemed to be impaired if we determine that the carrying value of our reporting unit is more than the fair value. Due to the numerous variables associated with our judgments and assumptions and the effects of changes in circumstances affecting the valuation, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.
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
Our Supervisory Directors and Managing Directors for the year ended December 31, 2019 and their ages as of January 31, 2020, are as follows:
Managing Director and Interim Chief Executive Officer:

Name (1)	Age	Position
Thierry Bernard	55	Interim Chief Executive Officer and Senior Vice President, Head of Molecular Diagnostics Business Area
Roland Sackers	51	Managing Director, Chief Financial Officer

(1)	The contract for Peer M. Schatz as Managing Director and Chief Executive Officer concluded effective September 30, 2019. Mr. Schatz continues as a Senior Advisor until June 30, 2021.
Supervisory Directors:

Name	Age	Position
Stéphane Bancel	47	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Håkan Björklund	63	Chair of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee
Dr. Metin Colpan	65	Supervisory Director, Chair of the Science and Technology Committee and Member of the Selection and Appointment Committee
Dr. Ross L. Levine	48	Supervisory Director and Member of the Science and Technology Committee
Dr. Elaine Mardis	57	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	62	Supervisory Director and Chair of the Audit Committee
Elizabeth E. Tallett	70	Supervisory Director, Chair of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors and Interim Chief Executive Officer

Thierry Bernard, 55, joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. In October 2019, Mr. Bernard was named Interim Chief Executive Officer in addition to his prior role as Senior Vice President, Head of Molecular Diagnostics Business Area. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a member of the boards of directors of three privately held U.S. companies, First Light Biosciences, HepatoChem and more recently, Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors.
Roland Sackers, 51, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. In 2019, he joined the supervisory board of Evotec SE and is chairman of the audit committee. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Peer M. Schatz, 54, joined QIAGEN in 1993 and served as Chief Executive Officer from January 1, 2004 until September 30, 2019. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021.
Supervisory Directors
Stéphane Bancel, 47, joined the Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing 24 drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Håkan Björklund, 63, was appointed as a Supervisory Board Member in March 2017 and as Chair of the Supervisory Board in June 2018. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca), President of Astra Draco and Operating Executive at Avista Capital Partners. Under Dr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors of OneMed Top Holding AB and Swedish Orphan Biovitrum AB (Sobi) and as a Member of the Board of Directors of BONESUPPORT AB and Tellacq AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Acino International AG and Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden.
Dr. Metin Colpan, 65, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of CGR GmbH in Mettmann, Germany and Heilpflanzenwohl AG in Baar, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany and Qalovis Farmer Automatic Energy GmbH, in Laer, Germany.

Dr. Ross L. Levine, 48, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Dr. Elaine Mardis, 57, joined the Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at Kiadis Pharmaceuticals N.V., PACT Pharma LLC, and Interpreta LLC. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.
Lawrence A. Rosen, 62, joined the Supervisory Board as well as the Audit Committee in 2013, and has served as the committee's Chair since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the board of Lanxess AG and previously served on the board of Postbank AG from 2009 until 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 70, joined the Supervisory Board, as well as the Audit Committee and Compensation Committee, in 2011. She has served since 2016 as Chair of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Anthem, Inc. (where she is currently Chair), Principal Financial Group, Inc., and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania.
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
The remuneration policy and overall remuneration levels are regularly reviewed by an independent compensation consulting firm and benchmarked, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.

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
Managing Board compensation
The compensation granted to the members of the Managing Board in 2019 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included long-term equity incentives that were awarded based on individual performance as well as equity awards in lieu of the value of the annual cash bonus.
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
For the year ended December 31, 2019, the Managing Board members and Interim Chief Executive Officer received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus (2)	Other (3)	Total	Defined Contribution Benefit Plan	Performance Stock Units Granted (2)
Managing Board
Thierry Bernard	$650,000	500,000	34,000	$1,184,000	$24,000	99,869
Peer M. Schatz (1)	$910,000	—	6,571,000	$7,481,000	$65,000	430,982
Roland Sackers	$560,000	249,000	40,000	$849,000	$76,000	141,131
  ____________________

(1)	Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021.

(2)
The Performance Stock Units Granted amount includes the number of performance share units granted to each Managing Board member in 2019 for the conversion of 2018 cash bonus earned by each Managing Board member in 2018. In 2019, Mr. Schatz received 60,982 performance stock units and Mr. Sackers received 21,131 performance stock units.

(3)
Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. Additionally, amounts for Mr. Schatz include separation payments due upon the conclusion of his agreement. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

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
The Supervisory Board compensation for 2019 consists of fixed retainer compensation and additional retainer amounts for Chair and Vice Chair. Annual remuneration of the Supervisory Board members is as follows:

Fee payable to the Chair of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chair of the Audit Committee	$25,000
Chair of the Compensation Committee	$18,000
Chair of the Selection and Appointment Committee and other board committees	$12,000
Fee payable to each member of the Audit Committee	$15,000
Fee payable to each member of the Compensation Committee	$11,000
Fee payable to each member of the Selection and Appointment Committee and other board committees	$6,000
Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year.
Supervisory board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board.
For the year ended December 31, 2019, the Supervisory Board members received the following compensation:

Name	Fixed Remuneration	Committee Chair	Committee Membership	Total (1)	Restricted Stock Units
Supervisory Board
Stéphane Bancel	$57,500	—	32,000	$89,500	9,331
Dr. Håkan Björklund	$150,000	12,000	11,000	$173,000	9,331
Dr. Metin Colpan	$57,500	12,000	6,000	$75,500	9,331
Dr. Ross L. Levine	$57,500	—	6,000	$63,500	9,331
Dr. Elaine Mardis	$57,500	—	6,000	$63,500	9,331
Lawrence A. Rosen	$57,500	25,000	—	$82,500	9,331
Elizabeth E. Tallett	$57,500	18,000	21,000	$96,500	9,331
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

Name of Supervisory Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	●	●		●
Dr. Håkan Björklund		●	● (Chair)
Dr. Metin Colpan			●	● (Chair)
Dr. Ross L. Levine				●
Dr. Elaine Mardis				●
Lawrence A. Rosen	● (Chair)
Elizabeth E. Tallett	●	● (Chair)	●
___________________
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
Audit Committee
The Audit Committee currently consists of three members, Mr. Rosen (Chair), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2019 and met with the external auditor excluding members of the Managing Board in July and October 2019. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of three members, Ms. Tallett (Chair), Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2019.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Dr. Björklund (Chair), Dr. Colpan and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a one-year term. In the context of the 2019 departure of the Chief Executive Officer, the Chair of the Supervisory Board invited all members of the Supervisory Board to participate in the resulting succession process. Consequently, these matters were discussed during Supervisory Board meetings and teleconferences and not in the forum of the Selection and Appointment committee, which did not formally meet in 2019.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chair), Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2019.
Share Ownership
The following table sets forth certain information as of January 31, 2020 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Thierry Bernard, United States	47,526	(3)	*
Roland Sackers, Germany	139,476	(4)	*
Stéphane Bancel, United States	9,975	(5)	*
Dr. Håkan Björklund, Sweden	—		—
Dr. Metin Colpan, Germany	3,550,617	(6)	1.56%
Dr. Ross L. Levine, United States	—	(7)	—
Dr. Elaine Mardis, United States	—	(8)	—
Lawrence A. Rosen, United States	—	(9)	—
Elizabeth Tallett, United States	22,167	(10)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2020.

(1)
The number of Common Shares outstanding as of January 31, 2020 was 227,626,974. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)
Does not include Common Shares subject to options or awards held by such persons at January 31, 2020. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)	Does not include 20,010 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4)
Does not include 135,739 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2023. Does not include 88,917 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)	Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6)
Does not include 4,567 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 11,479 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)	Does not include 4,292 shares issuable upon the release of unvested stock awards that could become released within 60 days from the date of this table.

(8)	Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9)	Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(10)
Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

The following table sets forth the options of our officers and directors as of January 31, 2020:

Name	Number of Options	Expiration Dates	Exercise Prices
Roland Sackers	135,739	2/26/2021 to 2/28/2023	$15.59 to $22.25
Dr. Metin Colpan	4,567	2/26/2021 to 2/28/2022	$15.59 to $22.25
Elizabeth E. Tallett	1,563	2/28/2022	$15.59
Employees
As of December 31, 2019, we employed 5,096 individuals, of which 19% worked in research and development, 40% in sales, 23% in production, 6% in marketing and 12% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	188	540	252	69	83	1,132
Europe, Middle East & Africa	718	798	777	161	366	2,820
Asia Pacific, Japan & Rest of World	47	732	135	79	151	1,144
December 31, 2019	953	2,070	1,164	309	600	5,096
At December 31, 2018 and 2017, we employed 4,952 and 4,688 individuals, respectively. Management believes that its relations with regional labor unions and employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 15.7 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2019.
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
As of January 31, 2020, there were 0.7 million options outstanding with exercise prices ranging between $14.91 and $22.25 and expiring between May 31, 2020 and May 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 5.2 million stock unit awards outstanding as of January 31, 2020. These awards will be released between February 26, 2020 and May 31, 2028. As of January 31, 2020, options to purchase 0.1 million Common Shares and 1.0 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions
The following table sets forth certain information as of December 31, 2019, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States and United Kingdom	23,530,964	(2)	10.33%
PRIMECAP Management Company, United States	14,917,178	(3)	6.55%
Massachusetts Financial Services Company, United States and Canada	12,629,790	(4)	5.55%
Wellington Management Group LLP, United States and United Kingdom	11,644,677	(5)	5.11%
 ____________________

(1)	The percentage ownership was calculated based on 227,752,280 Common Shares outstanding as of December 31, 2019.

(2)
Of the 23,530,964 shares attributed to BlackRock, Inc., it has sole voting power over 21,724,692 and sole dispositive power over all 23,530,964 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 4, 2020, which reported ownership as of December 31, 2019.

(3)
Of the 14,917,178 shares attributed to PRIMECAP Management Company, it has sole voting power over 14,372,470 and sole dispositive power over all 14,917,178 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 12, 2020, which reported ownership as of December 31, 2019.

(4)
Of the 12,629,790 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 10,586,991 and sole dispositive power over all 12,629,790 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 14, 2020, which reported ownership as of December 31, 2019.

(5)
Information is based on a report on Schedule 13G jointly filed with the Securities and Exchange Commission on January 28, 2020 by Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the "Wellington Investment Advisers"), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd, the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. According to this Schedule 13 G, of these 11,644,677 shares, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 10,520,448 and shared dispositive power over all 11,644,677 shares as of December 31, 2019.

Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2020, there were 106 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2020, the officers and directors of QIAGEN as a group beneficially owned 3.8 million Common Shares, or 1.66% of the then outstanding Common Shares.
Related Party Transactions
For information on related party transactions, see Note 24 "Related Party Transactions" of the Notes to Consolidated Financial Statements.

Item 8.	Financial Information
See Item 18.
Legal Proceedings
For information on legal proceedings, see Note 20 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
We conduct limited business with certain Iranian entities which contributed $1.5 million or approximately 0.1% of our consolidated net sales in 2019. Further, we had sales of $25,000 to Syrian entities in 2019. Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Act") requires us to include the following disclosures in this report. Sales consisted of our consumables and instrumentation products. U.S. affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and

13382. No business has been transacted with the Governments of Iran or Syria as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. In light of the nature of the products concerned, we do not currently intend to cease our commercial operations with Iranian or Syrian entities.

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

	High ($)	Low ($)
Annual:
2015	28.53	22.11
2016	28.84	19.94
2017	36.34	27.40
2018	39.45	30.78
2019	43.16	25.04

	High ($)	Low ($)
Quarterly 2018:
First Quarter	34.79	30.78
Second Quarter	37.61	31.10
Third Quarter	39.45	35.57
Fourth Quarter	38.27	32.33
Quarterly 2019:
First Quarter	40.77	33.52
Second Quarter	41.55	35.61
Third Quarter	40.93	32.36
Fourth Quarter	43.16	25.04
Quarterly 2020:
First Quarter (through February 26, 2020)	37.53	32.97

	High ($)	Low ($)
Monthly:
September 2019	34.69	32.36
October 2019	32.72	25.04
November 2019	43.05	30.19
December 2019	43.16	30.23
January 2020	36.22	33.13
February 2020 (through February 26, 2020)	37.53	32.97
From September 25, 1997, to December 31, 2002, our Common Shares were traded on the Frankfurt Stock Exchange Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred to the Prime Standard Segment of the Frankfurt Stock Exchange, where QIAGEN is a member of the TecDAX, an index of the 30 leading technology companies in Germany not included in the benchmark DAX index. In addition to the listing in the TecDAX, QIAGEN is also a member of MDAX effective September 24, 2018, due to reorganization of

German stock market indices. MDAX is an index of the 60 largest companies in Germany after the 30 largest companies included in DAX. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual:
2015	26.05	18.72
2016	27.26	17.76
2017	31.52	25.41
2018	34.05	25.22
2019	39.19	22.54

	High (EUR)	Low (EUR)
Quarterly 2018:
First Quarter	28.33	25.42
Second Quarter	32.36	25.22
Third Quarter	34.05	30.64
Fourth Quarter	33.05	29.01
Quarterly 2019:
First Quarter	36.19	29.19
Second Quarter	37.03	31.66
Third Quarter	36.32	29.21
Fourth Quarter	39.19	22.54
Quarterly 2020:
First Quarter (through February 26, 2020)	35.00	29.55

	High (EUR)	Low (EUR)
Monthly:
September 2019	31.92	29.21
October 2019	30.32	22.54
November 2019	38.97	26.87
December 2019	39.19	29.32
January 2020	32.90	29.55
February 2020 (through February 26, 2020)	35.00	30.12

Item 10.	Additional Information
Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on January 17, 2020 (the Articles), and Dutch law, where appropriate. The Dutch Corporate Governance Code, (the Dutch Code), contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for long-term value creation, risk control, effective management and supervision, remuneration and the relationship with Shareholders, including the General Meeting and stakeholders. The Dutch Code was lastly amended in 2016. This amended Dutch Code is applicable as from January 1, 2017 and replaces the 2008 Code. A listed company should either comply with, or if not, explain in its annual report why and to what extent it does not comply, with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.

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
Under our Articles, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee. Under the Dutch Code, any shares held by a Supervisory Director in the Company on whose board he sits should be long-term investments. In accordance with Dutch legislation that entered into force on December 1, 2019, the

Company will propose to the 2020 Annual General Meeting to adopt a remuneration policy for the Supervisory Directors. Upon the adoption of such remuneration policy, the remuneration of Supervisory Directors shall be determined by the General Meeting upon the proposal of the Compensation Committee with due observance of such remuneration policy.
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
The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ, two members were appointed to the board of SPAQ who resigned in 2019. In December 2019, two new members were appointed. Additional board members shall be appointed by the board of SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.

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
On June 17, 2019, the General Meeting resolved to authorize the Supervisory Board until December 17, 2020 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent of the shares issued and outstanding in the capital of the Company as at December 31, 2018 as included in the Annual Accounts for Calendar Year 2018.
The General Meeting subsequently resolved to grant the authority to restrict or exclude pre-emptive rights until December 17, 2020. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to (i) no more than 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2018 increased by (ii) solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances an additional 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2018.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 19, 2018, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 17, 2019 until December 17, 2020, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 17, 2019, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2019.
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
Ownership Threshold Requiring Disclosure
Our Articles do not provide an ownership threshold above which ownership must be disclosed. However, there are statutory requirements to disclose share ownership above certain thresholds under Dutch law-see “Obligation of Shareholders to Disclose Major Holdings”.
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
Dividend Withholding Tax

General. Upon distribution of dividends, we would be obligated to withhold 15% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax, unless derived from our paid-in share premium, which is recognized as equity for Netherlands tax purposes.
No withholding tax applies on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates.
A domestic exemption from Netherlands withholding tax may apply when dividends are paid to corporate Shareholders that are resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax convention that includes a dividend article and that own 5% or more of our Common Shares. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose or one of the main purposes to avoid dividend tax for another person and the structure is considered artificial (i.e. not put into place for valid commercial reasons that reflect economic reality).
A corporate Shareholder may also be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention that is in effect between the country of residence of the Shareholder and The Netherlands.
U.S. Shareholders. The regular 15% withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot apply the general exemption (as explained above), withholding tax on dividends may still be reduced to 5% if it holds 10% or more of the voting power of our Common Shares and is entitled to benefits under the Tax Convention between The Netherlands and the United States (the “Convention”). Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the Convention.
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
Income Tax and Corporate Income Tax
General. A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:
a) the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;
b) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in The Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”, or, in case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose or one of the main purposes to avoid Netherlands income tax for another person or otherwise cannot be considered artificial. An arrangement or series of arrangements are considered artificial to the extent not put in place for valid commercial reasons that reflect economic reality; and
c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.
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
A non-resident Shareholder that holds a substantial interest in our share capital may be eligible for an exemption or a reduction of Netherlands income tax or corporate income tax under a tax convention.
U.S. Shareholders. Dividends and capital gains stemming from the alienation of our Common Shares, derived by U.S. Shareholders entitled to benefits under the Convention are not subject to Netherlands income tax or corporate income tax, provided that the U.S. Shareholder is not an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands according to Netherlands tax law and who owns, at the time of the alienation, either alone or together with close relatives, at least 25% of any class of our shares.
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
This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
As used herein, the term “U.S. Holder” means a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Shares should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning, and disposing our Common Shares.
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation (the “look-through rule”). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2017, December 31, 2018, and December 31, 2019, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the potential application of the PFIC rules to an investment in the Common Shares.
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
Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" to the accompanying consolidated financial statements.
Interest Rate Risk
At December 31, 2019, we had $623.6 million in cash and cash equivalents as well as $129.6 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2019. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2019, we had $1.7 billion in long-term debt. Through the use of interest rate derivatives we have swapped $127.0 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.

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
Disclosure Controls and Procedures
Our Managing Director, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2019, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2019, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2019, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2019	2018
Audit fees	$2.5	$2.6
-Consolidated financial statements	1.8	1.8
-Statutory financial statements	0.7	0.8
Audit-related fees	0.2	0.3
Tax and other fees	0.0	0.1
Total	$2.7	$3.0
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
In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2019, 2.0 million QIAGEN shares were repurchased for $74.5 million (including transaction costs). This program ended on June 30,

2019.

Period	(a)Total number of shares purchased	(b)Average price paid per share in $(1)	(c) Total number of shares purchased as part of publicly announced plans and programs	(d) Approximate dollar value of shares that may yet be purchased under these plans and programs (in millions)(2)
January 1-31, 2019	571,691	$36.07	571,691	$74.7
February 1-28, 2019	484,778	$37.72	484,778	$56.4
March 1-31, 2019	139,207	$39.27	139,207	$50.9
April 1 to May 31, 2019	604,554	$37.61	604,554	$28.2
June 1-30, 2019	186,359	$39.07	186,359	$0.0
Total	1,986,589	$37.45	1,986,589
(1)The average price paid per share of stock repurchased under the stock repurchase program includes the commissions paid to the brokers.
(2)The approximate value of shares that may yet be purchased under these plans and programs does not include commissions that may be paid to brokers in connection with such purchases.
On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. This program will end by December 19, 2020. During 2019, no shares were repurchased under this program.

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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2019. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2019, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. In 2019, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2019, KPMG Accountants N.V. was appointed as external auditor for the Company for 2019 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is

KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2019 contained in this annual report.
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

While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2019, our multicultural workforce was composed of at least 70 nationalities with an average age of 40.3. With 49% women, we are well balanced in terms of gender on an aggregate level. Information on the composition of our Managing and Supervisory Boards can be found in Item 6.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
See pages F-1 through F-56 included herein.

(A)	The following financial statements, together with the reports of KPMG thereon, are filed as part of this annual report:

Item 19.	Exhibits

*1.1	Articles of Association as confirmed by notarial deed as of January 17, 2020 (English translation)

2.1	$400 Million Note Purchase Agreement dated as of October 16, 2012 (Filed as Exhibit 2.9) (2)

2.2	2021 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.8) (3)

2.3	2021 Form of Warrant Confirmation dated March 12, 2014 (Filed as Exhibit 2.10) (3)

2.4	2021 Form of Bond Hedge Confirmation dated March 12, 2014 (Filed as Exhibit 2.12) (3)

2.5	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017 (Filed as Exhibit 2.11) (6)

2.6	2023 Bonds Indenture dated September 13, 2017 (Filed as Exhibit 2.13) (6)

2.7	2023 Form of Warrant Confirmation dated September 6, 2017 (Filed as Exhibit 2.14) (6)

2.8	2023 Form of Bond Hedge Confirmation dated September 6, 2017 (Filed as Exhibit 2.15) (6)

2.9	2024 Bonds Indenture dated November 13, 2018 (Filed as Exhibit 2.17) (7)

2.10	2024 Form of Warrant Confirmation dated November 6, 2018 (Filed as Exhibit 2.18) (7)

2.11	2024 Form of Bond Hedge Confirmation dated November 6, 2018 (Filed as Exhibit 2.19) (7)

*2.12	Description of Securities

4.1	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (4)

4.2	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (5)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Thierry Bernard, Interim Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Thierry Bernard, Interim Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*101	Inline XBRL Interactive Data File

*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
 ____________________

*	Filed herewith.

(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2017.

(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 4, 2013.

(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2015.

(4)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.

(5)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.

(6)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2018.

(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2019.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	February 28, 2020
		By:	/s/ Thierry Bernard
Thierry Bernard, Interim Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board
QIAGEN N.V.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842 - Leases. In 2018, the Company has changed its method of accounting for revenue from contracts with customers due to the adoption of Accounting Standards Codification Topic 606 - Revenue from Contracts with Customers.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of certain long-lived asset impairments
As discussed in Notes 3 and 6 to the consolidated financial statements, the Company performs impairment testing for its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset or a group of assets may not be recoverable and exceeds its fair value. In the second half of 2019, the Company began a restructuring initiative as a result of the suspended development of the NGS-related instrument systems. Due to the restructuring initiative, the Company fully impaired certain long-lived assets, based on the Company’s assumption that these assets had no alternative use. The Company estimated that no value was recoverable in a market disposal and recorded impairment expenses related to the certain long-lived assets during the year ended December 31, 2019 of $138.8 million.
We identified the evaluation of the impairment analysis for certain long-lived assets associated with the restructuring initiative as a critical audit matter due to a high degree of complex auditor judgment in evaluating the Company’s assumption of related alternative uses.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment assessment process for long-lived assets, including the control related to the assessment of alternative highest and best uses for these assets. For a selection of assets within the long-lived asset group, we evaluated the Company’s conclusion over their alternative uses through a combination of (1) inspecting application descriptions and uses in underlying license agreements, software documentation and other contracts, (2) inquiring with operational management and performing independent research into patents’ and other intangible assets’ potential uses outside of the Company’s other product areas, and, (3) considering the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company recording a full impairment charge.
Evaluation of the Formulatrix asset purchase agreement as an asset acquisition
As discussed in Notes 5 and 11 to the consolidated financial statements, on January 31, 2019, the Company acquired the digital PCR asset of Formulatrix Inc. (Formulatrix) in an asset acquisition. Consistent with other business combination type transactions, the Company determines whether an acquired entity is considered to be a business, or an asset or group of assets, including whether substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similarly identifiable assets. The purchase price of the digital PCR asset, determined as the acquired asset in the Formulatrix acquisition, was $260.9 million, of which $125.0 million was paid upon closing.
We identified the evaluation of the Formulatrix asset purchase transaction as an asset acquisition as a critical audit matter. Complex auditor judgment and specialized skills were required to assess the Company’s determination that substantially all of the fair value of the Formulatrix assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s acquisition-date evaluation process including controls to (1) identify assets acquired and (2) assess the application of the substantially all threshold in determining the asset acquisition criterion is met. We inspected the Formulatrix asset purchase agreement, including the transaction terms and specific assets listed in the agreement, to evaluate the Company’s identification of assets acquired. We evaluated the Company’s assessment that substantially all the fair value of the assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets by inspecting the nature of these assets and comparisons to external cost and external market research studies to assess for indications of dissimilar characteristics. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•
evaluating the identification of the intangible assets acquired from the Formulatrix asset purchase transaction by inspecting and evaluating legal terms that would give rise to identifiable intangible assets; and

•	assessing the Company’s determination of combining the Formulatrix intangible assets into a single developed technology intangible asset.
Assessment of unrecognized tax benefits
As discussed in Note 17 to the consolidated financial statements, the Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. The Company initially recognizes and subsequently measures the largest amount of tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. As at 31 December 2019, the Company recorded unrecognized tax benefits of $58.0 million.
We identified the assessment of unrecognized tax benefits as a critical audit matter because complex auditor judgment and specialized skills were required in evaluating the Company’s interpretation and application of tax laws in the jurisdictions where it operates and its estimate of the ultimate resolution of the tax position.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s unrecognized tax benefit process, including controls over (1) its identification and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and (2) its application in the process to estimate the associated unrecognized tax benefit. We inspected the Company’s legal composition to identify and assess changes in operating structures and financing arrangements. We inquired of the Group’s tax department in combination with inspecting correspondence with the responsible tax authorities. We involved professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s interpretation and application of multi-jurisdictional tax laws, and changes thereto, and its impact on the unrecognized tax benefit,

•
inspecting the lapse of statute of limitations and settlements with tax authorities over a selection of unrecognized tax benefits to compare the amount in the settlement documents to the unrecognized tax benefit, and

•
inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2015.
Düsseldorf, Germany
February 28, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
QIAGEN N.V.:

Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V.’s and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements), and our report dated February 28, 2020 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
February 28, 2020

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

		As of December 31,
	Note	2019	2018
Assets
Current assets:
Cash and cash equivalents	(3)	$623,647	$1,159,079
Restricted cash	(3)	5,743	—
Short-term investments	(7)	129,586	234,606
Accounts receivable, net of allowance for doubtful accounts of $12,115 and $9,270 in 2019 and 2018, respectively	(3, 24)	385,117	351,612
Income taxes receivable		42,119	34,936
Inventories, net	(3)	170,704	162,912
Fair value of derivative instruments - current	(14)	107,868	102,754
Prepaid expenses and other current assets (of which $13,697 and $3,873 in 2019 and 2018 due from related parties, respectively)	(8)	105,464	109,161
Total current assets		1,570,248	2,155,060
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $699,130 and $603,430 in 2019 and 2018, respectively	(9)	455,243	511,659
Goodwill	(11)	2,140,503	2,108,536
Intangible assets, net of accumulated amortization of $776,520 and $1,194,679 in 2019 and 2018, respectively	(11)	632,434	475,043
Deferred income tax assets	(17)	56,542	42,896
Fair value of derivative instruments - long-term	(14)	192,266	295,363
Other long-term assets (of which $16,830 and $24,300 in 2019 and 2018 due from related parties, respectively)	(10, 12, 24)	188,380	159,775
Total long-term assets		3,665,368	3,593,272
Total assets		$5,235,616	$5,748,332

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		As of December 31,
	Note	2019	2018
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$285,244	$503,116
Accounts payable	(24)	84,767	69,415
Fair value of derivative instruments - current	(14)	103,175	106,594
Accrued and other current liabilities (of which $15,404 and $5,488 due to related parties in 2019 and 2018, respectively)	(10, 13, 24)	444,303	263,017
Income taxes payable		33,856	30,047
Total current liabilities		951,345	972,189
Long-term liabilities:
Long-term debt, net of current portion	(16)	1,421,108	1,671,090
Deferred income tax liabilities	(17)	23,442	63,411
Fair value of derivative instruments - long-term	(14)	196,929	317,393
Other long-term liabilities	(12, 15)	106,201	89,279
Total long-term liabilities		1,747,680	2,141,173
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 230,829 shares in 2019 and 2018, respectively		2,702	2,702
Additional paid-in capital		1,777,017	1,742,191
Retained earnings		1,178,457	1,379,624
Accumulated other comprehensive loss	(18)	(309,619)	(310,644)
Less treasury shares, at cost— 3,077 and 5,320 shares in 2019 and 2018, respectively	(18)	(111,966)	(178,903)
Total equity		2,536,591	2,634,970
Total liabilities and equity		$5,235,616	$5,748,332

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands, except per share data)

		Years ended December 31,
	Note	2019	2018	2017
Net sales	(3, 4, 24)	$1,526,424	$1,501,848	$1,417,536
Cost of sales:
Cost of sales		449,651	444,165	422,226
Acquisition-related intangible amortization		71,511	56,723	72,749
Total cost of sales		521,162	500,888	494,975
Gross profit		1,005,262	1,000,960	922,561
Operating expenses:
Research and development	(3)	157,448	161,852	154,084
Sales and marketing		391,906	392,281	375,562
General and administrative	(3)	112,262	104,568	102,080
Acquisition-related intangible amortization		29,973	39,032	39,398
Restructuring, acquisition, integration and other, net	(6)	199,778	28,659	98,018
Long-lived asset impairments	(6)	140,031	7,987	—
Total operating expenses		1,031,398	734,379	769,142
(Loss) income from operations		(26,136)	266,581	153,419
Other income (expense):
Interest income		22,113	20,851	10,645
Interest expense		(74,185)	(67,293)	(49,685)
Other income (expense), net	(6)	432	5,598	(4)
Total other expense, net		(51,640)	(40,844)	(39,044)
(Loss) income before income tax (benefit) expense		(77,776)	225,737	114,375
Income tax (benefit) expense	(3, 17)	(36,321)	35,357	73,981
Net (loss) income		(41,455)	190,380	40,394
Basic (loss) earnings per common share	(19)	$(0.18)	$0.84	$0.18
Diluted (loss) earnings per common share	(19)	$(0.18)	$0.82	$0.17

Weighted-average common shares outstanding
Basic	(19)	226,777	226,640	228,074
Diluted	(19)	226,777	233,456	233,009

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

		Years ended December 31,
	Note	2019	2018	2017
Net (loss) income		$(41,455)	$190,380	$40,394
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges, before tax	(14)	17,052	25,207	(50,067)
Reclassification adjustments on cash flow hedges, before tax	(14)	(3,888)	(9,774)	26,136
Cash flow hedges, before tax		13,164	15,433	(23,931)
Losses on marketable securities, before tax		—	—	(854)
Gains on pensions, before tax		(796)	1,325	886
Foreign currency translation adjustments, before tax		(12,156)	(108,045)	135,945
Other comprehensive income (loss), before tax		212	(91,287)	112,046
Income tax relating to components of other comprehensive income (loss)		813	460	1,034
Total other comprehensive income (loss), after tax		1,025	(90,827)	113,080
Comprehensive (loss) income		$(40,430)	$99,553	$153,474

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Total Equity
		Shares	Amount				Shares	Amount
Balance at December 31, 2016		239,707	$2,812	$1,794,665	$1,263,464	$(333,839)	(5,147)	$(120,006)	$2,607,096
Capital repayment	(18)	(8,878)	(110)	(244,319)	—	—	191	—	(244,429)
Issuance of warrants		—	—	45,307	—	—	—	—	45,307
Net income		—	—	—	40,394	—	—	—	40,394
Unrealized gain, net on pension		—	—	—	—	620	—	—	620
Unrealized loss, net on hedging contracts	(14)	—	—	—	—	(42,489)	—	—	(42,489)
Realized loss, net on hedging contracts	(14)	—	—	—	—	19,602	—	—	19,602
Unrealized loss, net on marketable securities	(7)	—	—	—	—	(786)	—	—	(786)
Translation adjustment, net		—	—	—	—	136,133	—	—	136,133
Purchase of treasury shares	(18)	—	—	—	—	—	(1,909)	(60,970)	(60,970)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(55,913)	—	2,593	61,989	6,076
Share-based compensation	(22)	—	—	34,442	—	—	—	—	34,442
Balance at December 31, 2017		230,829	$2,702	$1,630,095	$1,247,945	$(220,759)	(4,272)	$(118,987)	$2,540,996
ASU 2016-01 impact of change in accounting policy		—	—	—	(942)	942	—	—	—
ASU 2016-16 impact of change in accounting policy		—	—	—	(16,096)	—	—	—	(16,096)
ASC 606 impact of change in accounting policy		—	—	—	(1,306)	—	—	—	(1,306)
Issuance of warrants	(18)	—	—	71,983	—	—	—	—	71,983
Net income		—	—	—	190,380	—	—	—	190,380
Unrealized gain, net on pension		—	—	—	—	754	—	—	754
Unrealized gain, net on hedging contracts	(14)	—	—	—	—	22,365	—	—	22,365
Realized gain, net on hedging contracts	(14)	—	—	—	—	(7,331)	—	—	(7,331)
Translation adjustment, net		—	—	—	—	(106,615)	—	—	(106,615)
Purchase of treasury shares	(18)	—	—	—	—	—	(2,871)	(104,685)	(104,685)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(40,357)	—	1,823	44,769	4,412
Share-based compensation	(22)	—	—	40,113	—	—	—	—	40,113
Balance at December 31, 2018		230,829	$2,702	$1,742,191	$1,379,624	$(310,644)	(5,320)	$(178,903)	$2,634,970
ASC 842 impact of change in accounting policy		—	—	—	(316)	—	—	—	(316)
Net loss		—	—	—	(41,455)	—	—	—	(41,455)
Conversion of warrants	(18)	—	—	(31,067)	(37,698)	—	2,056	68,761	(4)
Unrealized loss, net on pension		—	—	—	—	(437)	—	—	(437)
Unrealized gain, net on hedging contracts	(14)	—	—	—	—	17,052	—	—	17,052
Realized gain, net on hedging contracts	(14)	—	—	—	—	(3,888)	—	—	(3,888)
Translation adjustment, net		—	—	—	—	(11,702)	—	—	(11,702)
Purchase of treasury shares	(18)	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(121,698)	—	3,622	123,773	2,075
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(1,448)	(51,147)	(51,147)
Share-based compensation	(22)	—	—	65,893	—	—	—	—	65,893
Balance at December 31, 2019		230,829	$2,702	$1,777,017	$1,178,457	$(309,619)	(3,077)	$(111,966)	$2,536,591
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in thousands)	Note	2019	2018	2017
Cash flows from operating activities:
Net (loss) income		$(41,455)	$190,380	$40,394
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		231,458	206,436	216,448
Non-cash impairments	(6)	144,830	17,020	5,137
Amortization of debt discount and issuance costs		40,763	35,537	24,773
Share-based compensation expense	(22)	65,893	40,113	34,442
Deferred income tax (benefit) expense	(17)	(55,362)	(23,272)	60,176
Loss (gain) on marketable securities		2,867	(2,725)	1,055
Reversals of contingent consideration	(15)	(10,433)	—	(3,269)
Other items, net including fair value changes in derivatives		(3,394)	(8,834)	(4,521)
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(39,578)	(41,813)	(34,165)
Inventories	(3)	(30,028)	(36,918)	(21,633)
Prepaid expenses and other current assets	(8)	18,626	(9,942)	(5,245)
Other long-term assets		(1,406)	(30,312)	(16,786)
Accounts payable		9,252	6,993	4,321
Accrued and other current liabilities	(13)	19,913	(13,317)	2,828
Income taxes	(17)	(6,782)	14,239	(41,266)
Other long-term liabilities		(14,321)	15,911	24,090
Net cash provided by operating activities		330,843	359,496	286,779
Cash flows from investing activities:
Purchases of property, plant and equipment		(117,950)	(109,773)	(90,081)
Proceeds from sale of equipment		—	—	42
Purchases of intangible assets		(156,934)	(40,990)	(34,324)
Purchases of investments, net		(5,170)	(9,398)	(4,777)
Cash paid for acquisitions, net of cash acquired	(5)	(68,058)	(172,832)	(50,549)
Purchases of short-term investments	(7)	(293,959)	(568,002)	(450,564)
Proceeds from redemptions of short-term investments	(7)	396,098	691,765	189,006
Proceeds from divestiture	(5)	1,000	16,394	—
Cash received (paid) for collateral asset	(14)	22,685	(3,461)	(20,707)
Other investing activities		10	(15,059)	(2,310)
Net cash used in investing activities		(222,278)	(211,356)	(464,264)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(16)	—	—	329,875
Proceeds from issuance of cash convertible notes, net of issuance costs	(16)	—	494,879	394,391
Purchase of call option related to cash convertible notes	(16)	—	(97,277)	(73,646)
Proceeds from issuance of warrants, net of issuance costs	(18)	—	72,406	45,396
Capital repayment	(18)	—	—	(243,945)
Proceeds from exercise of call option related to cash convertible notes	(16)	134,737	—	—
Payment of intrinsic value of cash convertible notes	(16)	(133,763)	—	—
Repayment of long-term debt	(16)	(506,400)	—	—
Principal payments on capital leases		—	(1,308)	(1,402)
Proceeds from issuance of common shares		2,075	4,412	6,075
Tax withholding related to vesting of stock awards		(49,998)	—	—
Purchase of treasury shares	(18)	(74,450)	(104,685)	(60,970)
Other financing activities		(11,281)	(8,019)	(8,587)
Net cash (used in) provided by financing activities		(639,080)	360,408	387,187
Effect of exchange rate changes on cash, cash equivalents and restricted cash		826	(7,183)	8,832
Net (decrease) increase in cash, cash equivalents and restricted cash		(529,689)	501,365	218,534
Cash and cash equivalents, beginning of period		1,159,079	657,714	439,180
Cash, cash equivalents and restricted cash, end of period		$629,390	$1,159,079	$657,714
Supplemental cash flow disclosures:
Cash paid for interest		$29,721	$25,902	$20,252
Cash paid for income taxes		$41,474	$29,317	$40,499
Supplemental disclosure of non-cash investing activities:
Equipment purchased through capital lease		$—	$—	$88
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions that are used by over 500,000 customers worldwide to transform biological samples into valuable molecular insights. Our sample technologies are used to isolate and process DNA, RNA and proteins - the building blocks of life - from blood, tissue and other materials. Assay technologies are used to make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases are used to analyze and interpret complex genomic data to report relevant, actionable insights. Automation solutions are used to tie these technologies together in seamless and cost-effective workflows. We provide this portfolio to two major customer classes: Molecular Diagnostics (human healthcare) and Life Sciences comprised of Academia / Applied Testing (life sciences research, forensics and food safety) and Pharma. With approximately 5,100 employees in over 35 locations worldwide, we market our products in more than 130 countries.
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
We undertake acquisitions to complement our own internal product development activities. In 2019, we completed three immaterial acquisitions, including the January 2019 acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. On April 27, 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain and on April 19, 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. On January 6, 2017, we acquired OmicSoft Corporation, located in Cary, North Carolina (U.S.). Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.
Certain prior year amounts have been reclassified to conform to the current year presentation. Beginning in 2019 in the Consolidated Statements of (Loss) Income, the line item "Acquisition-related intangible amortization" in cost of sales is presented separately. Previously, these amounts were presented together in one line in cost of sales. Additionally beginning in 2019, "Restructuring, acquisition, integration and other, net" and "Long-lived asset impairments" within operating expenses are presented separately. Previously, these amounts were presented together with general and administrative expenses in one line as "General and administrative, restructuring, integration and other, net." These reclassifications had no effect on (loss) income from operations.

2. Effects of New Accounting Pronouncements
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in 2019, 2018 and 2017:
Adoption of New Accounting Standards in 2019
The FASB issued guidance codified in Accounting Standards Codification (ASC) Topic 842, Leases (Topic 842), which supersedes the lease requirements in ASC Topic 840 and aims to increase transparency and comparability among organizations and requires disclosure of key information about leasing arrangements. The main principle of ASC 842 requires lessees to recognize the assets and liabilities that arise from nearly all leases on the consolidated balance sheet. Lessor accounting remains mainly consistent with the former guidance, with the majority of changes allowing for better alignment with the new lessee model and ASC Topic 606. We adopted these standards as per the effective date of January 1, 2019, using the modified retrospective approach and did not restate comparative periods. Under this approach, the cumulative effect of initially applying the standard was recognized as an adjustment to the opening balance of retained earnings on the date of initial application. As a lessee, the classification of our leases did not change, but we recognized a lease liability and corresponding right-of-use asset on our consolidated balance sheets for all our operating leases. We have elected the package of practical expedients which allows us to not reassess (1) whether existing contracts contain leases, (2) the lease classification for existing leases, and (3) whether existing initial direct costs meet the new definition. We also elected the hindsight practical expedient which permits entities to use hindsight in determining the lease term when transitioning to ASC 842. Our initial lease liabilities and right-of-use assets totaled $57.7 million and $57.4 million, respectively, as recorded in our consolidated balance sheet as of January 1, 2019, primarily relating to leased office space. The difference between the additional lease assets and lease liabilities was recorded as a $0.3 million adjustment to retained earnings. Further disclosure is found in Note 12 "Leases".
ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance became effective for public entities beginning on January 1, 2019 by applying a modified retrospective approach to existing hedging relationships as of the adoption date. Under the modified retrospective approach, entities with cash flow or net investment hedges will make (1) a cumulative-effect adjustment to accumulated other comprehensive income so that the adjusted amount represents the cumulative change in the hedging instruments’ fair value since hedge inception (less any amounts that should have been recognized in earnings under the new accounting model) and (2) a corresponding adjustment to opening retained earnings as of the most recent period presented on the date of adoption. We adopted ASU 2017-12 on January 1, 2019 without any cumulative effect.
ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for public entities for annual periods beginning January 1, 2020 and early adoption is permitted. The new guidance is required to be applied on a prospective basis. We adopted ASU 2017-04 on January 1, 2019 and applied the new guidance prospectively as required.
ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework, provides guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for public entities for annual periods beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We adopted ASU 2018-13 on January 1, 2019 and applied the entire standard to disclosures as required beginning in 2019.
ASU 2018-15, Intangibles--Goodwill and Other--Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, provides guidance on a customer's accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. ASU 2018-15 is effective for public entities for annual periods beginning January 1, 2020, and early adoption is permitted and should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We adopted ASU 2018-15 on January 1, 2019 and applied the guidance to all implementation costs prospectively.
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, amends how a decision maker or service provider determines whether its fee is a variable interest entity (VIE) when a related party under common control also has an interest in the VIE. We adopted ASU 2018-17 on January 1, 2019, on a prospective basis.
Adoption of New Accounting Standards in 2018
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and additional related accounting standard updates to clarify and provide implementation guidance were adopted with a date of initial application of January 1, 2018. The comparative information for 2017 has not been adjusted and continues to be reported under ASC Topic 605 Revenue Recognition. As a result, we changed our accounting policy for revenue recognition as further discussed in the Notes below. We applied the Topic 606 using the "modified retrospective method" by recognizing the effect of initially applying Topic 606 as an $1.3 million decrease to the opening balance of retained earnings at January 1, 2018, for all contracts not completed at January 1, 2018.
ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities as well as an additional clarifying accounting standard update became effective for our financial statements beginning in the first quarter of 2018. This ASU makes targeted improvements to existing U.S. GAAP for both the recognition and measurement of financial assets and financial liabilities. Changes in accounting to our equity investments as a result of this standard are further discussed in Notes below. As required, we adopted using a cumulative-effect adjustment to the balance sheet as of the beginning of 2018 and recorded an adjustment to decrease opening retained earnings at January 1, 2018 by $0.9 million as required for our equity investments recorded at fair value.

ASU 2016-05, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and ASU 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, addresses classification issues and presentation related to the statement of cash flows and was adopted on January 1, 2018 without any impact from the adoption.
ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This standard was adopted on a modified retrospective basis resulting in a decrease to opening retained earnings of $16.1 million at January 1, 2018.
ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. We adopted this update beginning January 1, 2018, without impact.
ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, clarifies when to account for a change to the terms and conditions of a share-based payment award as a modification. This guidance is effective prospectively and was adopted as of January 1, 2018.
ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, permits reclassification of stranded tax effects of the U.S. Tax Cuts and Jobs Act (Tax Act). We adopted this standard as of April 1, 2018 with no impact as we had no stranded tax effects. This guidance only relates to the effects of the Tax Act. For all other tax law changes that have occurred or may occur in the future, we reclassify the tax effects to the consolidated statement of income (loss) on an item-by-item basis when the pre-tax item in accumulated other comprehensive income (loss) is reclassified to income.
ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, aligns most of the accounting for share-based payment awards issued to employees and non-employees. We early adopted this standard as of July 1, 2018, without material impact.
Adoption of New Accounting Standards in 2017
ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, requires in scope inventory to be measured at the lower of cost and net realizable value. We adopted this standard without material impact.
ASU 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. We adopted this standard without impact.
ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, simplifies several aspects of accounting for share-based payment transactions, including income tax consequences. We adopted this standard on January 1, 2017 on a prospective basis.
New Accounting Standards Not Yet Adopted
The following new FASB Accounting Standards Updates, which are not yet adopted as of December 31, 2019, have been grouped by their required effective dates:
First Quarter of 2020
ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The measurement of expected credit losses under Topic 326 is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, Topic 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes is more likely than not they will be required to sell.
Topic 326 is effective for us for annual periods beginning on January 1, 2020 and we will adopt using the modified retrospective approach. Under this approach, the cumulative effect of initially applying the standard is recognized as adjustment to the opening balance of retained earnings on the date of initial application. We currently expect a transition adjustment of approximately $14.0 million due primarily to expected credit losses on loans, notes and accounts receivable.

ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer of that transaction. The guidance amends ASC 808 to refer to unit-of-account guidance in ASC 606 and requires it to be used only when assessing whether a transaction is in the scope of ASC 606. ASU 2018-18 is effective for us for annual periods beginning on January 1, 2020. Entities are required to apply the amendments retrospectively to the date they initially applied ASC 606. We adopted ASU 2018-18 on January 1, 2020 without any cumulative effect.
First Quarter of 2021
ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. ASU 2019-12 is effective for annual periods beginning on January 1, 2021, with earlier adoption permitted. We intend to adopt the ASU on the effective date of January 1, 2021 and are evaluating the potential impact ASU 2019-12 may have on our consolidated financial statements.
ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, addresses accounting for the transition into and out of the equity method and measuring certain purchased options and forward contracts to acquire investments. We intend to adopt the ASU on the effective date of January 1, 2021 and are evaluating the potential impact ASU 2020-01 may have on our consolidated financial statements.

3. Summary of Significant Accounting Policies
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net (loss) income as a component of other expense, net. The net loss on foreign currency transactions was $5.7 million, $12.3 million, and $3.3 million in 2019, 2018 and 2017, respectively, and is included in other income (expense), net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2019	2018	2019	2018	2017
Euro (EUR)	1.1234	1.1450	1.1196	1.1813	1.1292
Pound Sterling (GBP)	1.3204	1.2800	1.2768	1.3356	1.2882
Swiss Franc (CHF)	1.0350	1.0161	1.0062	1.0228	1.0156
Australian Dollar (AUD)	0.7023	0.7059	0.6954	0.7478	0.7666
Canadian Dollar (CAD)	0.7696	0.7337	0.7535	0.7719	0.7710
Japanese Yen (JPY)	0.0092	0.0091	0.0092	0.0091	0.0089
Chinese Yuan (CNY)	0.1437	0.1454	0.1448	0.1514	0.1480

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
Revenue Recognition
Beginning January 1, 2018, we recognize revenues when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue continues to be recognized when products are shipped to the customers at which point control transfers. Prior to January 1, 2018, payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, were recognized in full at such time as the specified milestone had been achieved according to the terms of the agreement. See Note 4 "Revenue" for further discussion of accounting for milestone payments after adoption of ASC 606 Revenue from Contracts with Customers.
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2019, 2018 and 2017, shipping and handling costs totaled $27.9 million, $28.4 million and $28.6 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2019, 2018 and 2017 were $8.1 million, $8.1 million and $7.2 million, respectively.
General and Administrative
General and administrative expenses primarily represent the costs required to support administrative infrastructure. These costs include licensing costs in connection with continued investments information technology improvements, including cyber security, across the organization as well as personnel in administrative functions.
Restructuring, Acquisition, Integration and Other
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
Restructuring costs include personnel costs (principally termination benefits) as well as contract and other costs, primarily contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Contract and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.
Income Taxes
We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial statement carrying amount and the tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
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

(in thousands)	2019	2018
Cash at bank and on hand	$189,569	$208,083
Short-term bank deposits	434,078	950,996
Cash and Cash Equivalents	$623,647	$1,159,079

Restricted Cash
Restricted cash includes cash that is subject to legal restriction in connection with a tender offer and not available for general operating purposes. As of December 31, 2019, we have $5.7 million of restricted cash.
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
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes were estimated using the changes in the U.S. Treasury rates and the fair value of the German Private Placement is based on an estimation using changes in the euro swap rates
Accounts Receivable and Allowance for Doubtful Accounts
Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the allowance. For the years ended December 31, 2019, 2018 and 2017, write-offs of accounts receivable totaled $5.8 million, $2.8 million and $3.2 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $8.7 million, $4.4 million and $3.1 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
Inventories
Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2019 and 2018:

(in thousands)	2019	2018
Raw materials	$26,077	$25,819
Work in process	45,729	38,659
Finished goods	98,898	98,434
Total inventories, net	$170,704	$162,912

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
Business Combinations
We include the results of operations of the businesses that we acquire as of the acquisition date. The purchase price of an acquired business is allocated to the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition. Those fair values are determined using income, cost and market approaches, most of which depend upon significant inputs that are not observable in the market, or level 3 measurements. The excess of purchase price over the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.
The purchase price for some business combinations includes consideration that is contingent on the achievement of net sales or earnings targets by the acquired business. Contingent consideration is measured initially and on a recurring basis at fair value. Payments to settle the acquisition-date fair value of contingent consideration are presented as financing activities on the statement of cash flows; any payments in excess of the acquisition-date fair value are presented as operating activities.
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from 1 to 20 years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Intangible asset impairments recorded during the year ended December 31, 2019 are further discussed in Note 6 "Restructuring".

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
We dispose the gross carrying amount and accumulated amortization of fully amortized intangible assets from historic business combinations once they are considered fully integrated into our business.
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2019, 2018 and 2017, goodwill has not been impaired.
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
Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 8-10% of our net sales.
SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage.
Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses are recognized upfront at the point in time at the later of when the software is made available to the customer and the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
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
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 11-12% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or when title has transferred to the customer. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.
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
However, we have certain companion diagnostic co-development contracts in which our performance obligations extend over multiple years. As of December 31, 2019, we had $20.4 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet.
Contract assets as of December 31, 2019 and 2018 totaled $5.5 million and $6.9 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software subscription revenue. As of December 31, 2019 and 2018, contract liabilities totaled $56.2 million and $54.3 million, respectively, of which $48.5 million and $45.3 million is included in accrued and other current liabilities, respectively, and $7.7 million and $9.0 million in included in other long-term liabilities, respectively. During the twelve months ended December 31, 2019 and 2018, we satisfied the associated performance obligations and recognized revenue of $48.3 million and $44.5 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product categories and customer class as shown in the tables below for the years ended December 31, 2019, 2018 and 2017:

	2019
(in thousands)	Consumables and related	Instruments	Total
Molecular Diagnostics	$665,866	$71,266	$737,132
Life Sciences	688,281	101,011	789,292
Academia / Applied Testing	418,518	69,114	487,632
Pharma	269,763	31,897	301,660
Total	$1,354,147	$172,277	$1,526,424

	2018
(in thousands)	Consumables and related	Instruments	Total
Molecular Diagnostics	$649,602	$82,197	$731,799
Life Sciences	665,857	104,192	770,049
Academia / Applied Testing	407,370	72,131	479,501
Pharma	258,487	32,061	290,548
Total	$1,315,459	$186,389	$1,501,848

	2017
(in thousands)	Consumables and related	Instruments	Total
Molecular Diagnostics	$605,462	$77,702	$683,164
Life Sciences	637,253	97,119	734,372
Academia / Applied Testing	392,066	67,477	459,543
Pharma	245,187	29,642	274,829
Total	$1,242,715	$174,821	$1,417,536

Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.
5. Acquisitions and Divestitures
Business Combinations and Asset Acquisitions
For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired IPR&D with no alternative future use is charged to expense at the acquisition date.
2019 Business Combinations
In January 2019, we completed the acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. The cash consideration, net of cash acquired, was $24.5 million. This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2019, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
In the third quarter of 2019, we acquired two additional companies for total cash consideration, net of cash acquired, of $43.5 million. The purchase price allocations for these acquisitions are preliminary and are based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the assets and liabilities acquired, including the acquired tax balance. These acquisitions were not significant to the overall consolidated financial statements and the acquisitions did not have a material impact to net sales, net income or earnings per share. Thus, no pro forma information has been provided herein.
2018 Business Combination
In April 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain, which is developing the next generation of multiplex diagnostics for one-step, fully integrated molecular analysis of common syndromes using a novel system based on real-time PCR technology and proven QIAGEN chemistries.

The cash consideration totaled $148.8 million. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Potential contingent payments through 2024 under the purchase agreement total $44.3 million, of which the fair value of $37.4 million was recorded as purchase price using a probability-weighted analysis of the future milestones applying discount rates between 6.5% and 6.9%. Direct acquisition costs totaled $2.0 million.
The final purchase price allocation differed from the initial preliminary purchase price allocation as follows:

(in thousands)	Final	Preliminary As of April 27, 2018	Difference
Purchase Price:
Cash consideration	$148,780	$148,780	$—
Fair value of contingent consideration	37,377	36,751	626
	$186,157	$185,531	$626

Final Allocation:
Cash and cash equivalents	$7,357	$7,357	$—
Prepaid expenses and other current assets	1,432	1,432	—
Inventories	1,868	1,868	—
Income tax receivables	2,213	2,213	—
Accounts payable	(1,412)	(1,412)	—
Accruals and other current liabilities	(1,785)	(560)	(1,225)
Fixed and other long-term assets	6,306	6,434	(128)
Developed technology	31,300	80,100	(48,800)
In-process research and development	24,300	—	24,300
Goodwill	117,621	97,268	20,353
Deferred tax liability on fair value of identifiable intangible assets acquired	(3,043)	(9,169)	6,126
Total	$186,157	$185,531	$626

The changes in the values of in-process research and development assets and developed technology relate to new information obtained, that existed at the acquisition date, regarding key assumptions in the valuation model since the initial purchase price allocation. The weighted average amortization period for the developed technology is 10 years. The goodwill acquired is not deductible for tax purposes.
In-process research and development relates to technologies that remain in development at the time of acquisition and which had not yet obtained regulatory approval. During 2019, one development project was completed and a portion of in-process research and development costs were reclassified into developed technology as further discussed in Note 11 "Goodwill and Intangible Assets". The remaining technologies within in-process research and development are expected to be completed within the next two years.
Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of STAT-Dx did not have a material impact to our net sales, net income or earnings per share on a pro forma basis.
Other 2018 Business Combination
In April 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. The value of the minority interest investment was revalued in connection with the acquisition by $4.8 million and a corresponding gain was recorded in general and administrative, restructuring, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2018. This acquisition was not significant to the overall consolidated financial statements. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.

2019 Asset Acquisition
On January 31, 2019, we acquired the digital PCR asset of Formulatrix, Inc., a developer of laboratory automation solutions. We paid Formulatrix $125.0 million in cash upon closing and will pay future milestone payments of $135.9 million in 2020. As of December 31, 2019, $134.3 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet for the present value of the future expected payments.
Divestitures
In 2019, we sold a portfolio of protein catalysation products for $1.0 million. An immaterial gain was recorded on the sale. In 2018, we sold a portfolio of veterinary testing products for a total of €15.1 million ($18.5 million), of which $16.4 million was received in cash and the balance due in April 2020. An $8.0 million gain was recorded on the sale to other income (expense), net in the accompanying consolidated statements of income for the year-ended December 31, 2018.

6. Restructuring and Impairments
As part of our restructuring activities, we incur expenses that qualify as exit and disposal costs under U.S. GAAP including severance and employee costs as well as contract and other costs, primarily contract termination costs, as well as inventory write-offs and other implementation costs primarily related to consulting fees. Personnel related costs primarily relate to cash severance and other termination benefits including accelerated share-based compensation. We also incur expenses that are an integral component of, and are directly attributable to, our restructuring activities which do not qualify as exit and disposal costs under U.S. GAAP, which consist of asset-related costs such as intangible asset impairments and other asset related write-offs.
Personnel costs are primarily determined based on established benefit arrangements, local statutory requirements, or historical benefit practices. We recognize these benefits when payment is probable and estimable. Other benefits which require future service and are associated to non-recurring benefits are recognized ratably over the future service period. Other assets, including inventory, are impaired or written-off if the carrying value exceeds the fair value. All other costs are recognized as incurred.
2019 Restructuring
In the second half of 2019, we decided to suspend development of NGS-related instrument systems and entered into a new strategic partnership with Illumina to commercialize IVD kits worldwide on Illumina's diagnostic sequencers. In order to align our business with this new strategy, we began restructuring initiatives to target resource allocation to growth opportunities in our Sample to Insight portfolio.
Impairments to property, plant and equipment primarily impacted computer software and machinery and equipment. Costs incurred to either purchase software or produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established were previously capitalized during the development of certain NGS-related instrument systems. These long-lived assets were fully impaired due to the decision to suspend further development. In addition to computer software, certain machinery and equipment assets were fully impaired given that these assets had no alternative use following the changes announced for this program and it was estimated that no value was recoverable in a market disposal.
Due to the suspended development, intangible assets were also assessed for recoverability. The abandoned assets include developed technology related to the suspended projects as well as the termination of licenses which were used exclusively in connection with this program. As a result, we recorded intangible asset impairment charges due to the conclusion that the identified assets have no alternative use outside of the suspended program and thus are fully impaired.
We also conducted an impairment review of inventory and prepaid and other assets and recorded the charges noted in the table below. As these charges, including inventory, are a direct result of the decision to suspend further development of NGS-related instrument systems and are not related to external market factors, the impairment charges were recorded in the line item restructuring, acquisition, integration and other, net in the consolidated statements of (loss) income due to the assets being deemed excess and no longer utilized due to the discontinued development and related actions discussed above.
In addition, we have initiated measures to:

•	shift Commercial Operations activities into Business Areas;

•	transition manufacturing activities into a regional structure; and

•	expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland and Manila, Philippines

The following is a summary of the charges recorded during the year ended December 31, 2019.

		Year ended
		December 31, 2019
Consolidated Statement of (Loss) Income Classification and Type of Charge (in thousands)	Note	Total
Restructuring, acquisition, integration and other, net
Personnel related (of which $2,956 due to related parties)	(22)	$70,578
Contract termination costs (of which $15,676 due to related parties)		42,099
Consulting fees		10,150
Accounts receivable (of which $5,984 due from related parties)		10,825
Inventories		12,336
Prepaid expenses and other assets (of which $12,915 was long-term and $2,270 due from related parties)		17,012
		163,000
Long-lived asset impairments
Property, plant and equipment	(9)	98,472
Intangible assets	(11)	40,301
		138,773
Other (expense) income, net
Equity method investment impairment	(10)	4,799

Total		$306,572
Of the total costs incurred, $60.2 million are accrued as of December 31, 2019 in accrued and other current liabilities in the accompanying consolidated balance sheet as summarized in the following table that includes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Contract Termination	Consulting Fees	Total
Costs incurred in 2019	$44,640	$42,099	$10,150	$96,889
Payments	(17,272)	(18,294)	(2,162)	(37,728)
Foreign currency translation adjustment	631	493	(53)	1,071
Liability at December 31, 2019	$27,999	$24,298	$7,935	$60,232

Future pre-tax costs between $15 - $23 million are expected to be incurred primarily related to personnel, consulting and contract termination costs before completion of the program in 2020.
2017 Restructuring
We initiated restructuring initiatives in 2017 to mitigate the negative impacts stemming from the U.S. tax reform. Total pre-tax costs for the initiatives, which were concluded in 2018, were $24 million and no additional costs will be incurred related to this program. Cumulative costs for this program were as follows:

(in thousands)	Personnel Related	Contract and Other Costs	Inventory Write-offs & Asset Impairments	Total
Cost of sales	$—	$—	$3,039	$3,039
Restructuring, acquisition, integration and other, net	6,174	4,583	—	10,757
Total 2017 costs	6,174	4,583	3,039	13,796
Cost of sales	424	1,193	—	1,617
Restructuring, acquisition, integration and other, net	4,207	4,232	1,610	10,049
Total 2018 costs	4,631	5,425	1,610	11,666
Restructuring, acquisition, integration and other, net	(1,100)	—	—	(1,100)
Total 2019 releases	(1,100)	—	—	(1,100)
Total cumulative costs	$9,705	$10,008	$4,649	$24,362

The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Consulting Costs	Total
Liability at December 31, 2017	$6,222	$4,585	$10,807
Additional costs in 2018	6,468	5,554	12,022
Release of excess accrual	(1,837)	(129)	(1,966)
Payments	(6,892)	(7,149)	(14,041)
Foreign currency translation adjustment	(141)	(17)	(158)
Liability at December 31, 2018	$3,820	$2,844	$6,664
Release of excess accrual	(1,100)	—	(1,100)
Payments	(2,269)	(2,828)	(5,097)
Foreign currency translation adjustment	(49)	(16)	(65)
Liability at December 31, 2019	$402	$—	$402

During 2018, fixed asset impairments of $1.6 million were recorded in connection with this initiative and are included within restructuring, acquisition, integration and other, net in the accompanying consolidated statements of income. As of December 31, 2019 and 2018, liabilities of $0.4 million and $6.7 million, respectively, are included in accrued and other current liabilities in the accompanying consolidated balance sheets.
2016 Restructuring
During 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently. Measures included simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. The cumulative cost for this program was $97.1 million and no additional costs will be incurred related to this program. During the year ended December 31, 2017, we incurred $19.7 million of costs, of which $1.4 million was included in cost of sales and $18.3 million was included in restructuring, acquisition, integration and other, net. During the years ended December 31, 2019 and 2018, releases of excess accruals as included in the table below were included in restructuring, acquisition, integration and other, net.

The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Liability at December 31, 2017	$4,294	$1,052	$1,066	$6,412
Release of excess accrual	(343)	(838)	(546)	(1,727)
Payments	(3,648)	(214)	(494)	(4,356)
Foreign currency translation adjustment	(48)	—	(26)	(74)
Liability at December 31, 2018	$255	$—	$—	$255
Release of excess accrual	(31)	—	—	(31)
Payments	(225)	—	—	(225)
Foreign currency translation adjustment	1	—	—	1
Liability at December 31, 2019	$—	$—	$—	$—

7. Short-Term Investments
At December 31, 2019 and 2018, we had $129.6 million ($65.0 million and €57.5 million) and $234.3 million ($134.1 million and €87.5 million), respectively, of money market deposits, commercial paper and loan receivables due from financial and nonfinancial institutions as summarized below. These instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. All instruments are classified as current assets in the accompanying balance sheets as they either have a maturity of less than one year or are redeemable at our discretion. Interest income is determined using the effective interest rate method.

(in thousands)	December 31, 2019	December 31, 2018
Money market deposits	$87,468	$20,000
Commercial paper	22,459	179,219
Loans receivable	19,659	35,037
Total	$129,586	$234,256

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2019 and 2018:

(in thousands)	Note	2019	2018
Prepaid expenses		$45,409	$48,250
Other receivables		37,025	11,127
Value added tax		20,347	24,416
Cash collateral	(14)	2,683	25,368
Total prepaid expenses and other current assets		$105,464	$109,161

9. Property, Plant and Equipment
Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2019 and 2018:

(in thousands)	Estimated useful life (in years)	2019	2018
Land	—	$17,684	$17,938
Buildings and improvements	5-40	341,032	322,751
Machinery and equipment	3-10	292,294	306,750
Computer software	3-7	301,604	277,006
Furniture and office equipment	3-10	102,901	109,770
Construction in progress	—	98,858	80,874
		1,154,373	1,115,089
Less: Accumulated depreciation and amortization		(699,130)	(603,430)
Property, plant and equipment, net		$455,243	$511,659

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2019 and 2018, respectively.
We recorded asset impairment charges as follows below for the years ended December 31, 2019 and 2018.

	Year ended
	December 31,
(in thousands)	2019	2018
Machinery and equipment	$9,177	$—
Computer software	44,649	2,911
Furniture and office equipment	4,030	—
Construction in progress	41,870	4,979
Total impairment in property, plant and equipment	$99,726	$7,890

During the year ended December 31, 2019, $98.5 million of impairments were related to the 2019 Restructuring program discussed in Note 6 "Restructuring" while the remaining $1.2 million were related to other identified impairments during the year. In 2018, we recorded asset impairment charges of $7.9 million of internal-use software of which $1.6 million related to the 2017 Restructuring program discussed in Note 6 "Restructuring" and $6.3 million related to strategic shifts in our business. No impairments to property, plant and equipment were recognized during the year ended December 31, 2017.
For the years ended December 31, 2019, 2018 and 2017 depreciation and amortization expense totaled $86.0 million, $87.9 million and $82.5 million, respectively. For the years ended December 31, 2019, 2018 and 2017 amortization related to computer software to be sold, leased or marketed totaled $18.3 million, $17.2 million and $13.9 million, respectively. Impairment charges related to computer software to be sold, leased or marketed are included in computer software and construction in progress in the table above and totaled $65.9 million for the year ended December 31, 2019. As of December 31, 2019 and 2018, the unamortized balance of computer software to be sold, leased or marketed was $36.6 million and $100.5 million, respectively.
Repairs and maintenance expense was $10.7 million, $12.1 million and $12.7 million in 2019, 2018 and 2017, respectively. For the year ended December 31, 2019 and 2018, construction in progress primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2019, 2018 and 2017, interest capitalized in connection with construction projects was not significant.

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

(in thousands, except shares held)	As of December 31, 2019
	HTG Molecular Diagnostics, Inc (HTGM)	Oncimmune Holdings plc (Oncimmune)
Shares held	833,333	560,416
Cost basis	$2,000	$—
Fair value	$585	$285
Total cumulative unrealized (loss) gain	$(1,415)	$285

(in thousands, except shares held)	As of December 31, 2018
	HTGM	Curetis N.V. (Curetis)
Shares held	833,333	204,000
Cost basis	$2,000	$1,444
Fair value	$2,117	$350
Total cumulative unrealized gain (loss)	$117	$(1,094)

During 2019, we received 560,416 shares in Oncimmune in settlement of a zero-book value financial instrument held with a third party. On the date of receipt, these shares held a fair value of $0.7 million which was recorded as a gain in other income (expense), net in the accompanying statements of (loss) income. Also during 2019, we sold the remaining 204,000 Curetis shares and recognized an immaterial loss in other income (expense), net.
During the year ended December 31, 2018, we sold 116,424 shares of Curetis and recognized a gain of $0.3 million in other income (expense), net in the accompanying statements of (loss) income.
During the years ended December 31, 2019 and 2018, losses recognized for the change in fair market value of all marketable equity securities totaled $2.1 million and $0.1 million, respectively. As of December 31, 2019 and 2018, these marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)	Ownership Percentage	2019	2018	2019	2018	2017
PreAnalytiX GmbH	50.00%	$5,452	$5,405	$3,971	$4,062	$3,818
Suzhou Fuda Business Management and Consulting Partnership	33.67%	3,100	3,138	—	—	—
TVM Life Science Ventures III	4.80%	1,219	—	(330)	—	—
Apis Assay Technologies Ltd	19.00%	719	770	(51)	—	—
Hombrechtikon Systems Engineering AG	19.00%	(761)	378	(1,124)	(668)	(346)
MAQGEN Biotechnology Co., Ltd	40.00%	—	5,154	(383)	(579)	(542)
Biotype Innovation GmbH	0.00%	—	—	—	(123)	39
Pyrobett	19.00%	—	—	—	(100)	195
		$9,729	$14,845	$2,083	$2,592	$3,164

Of the $9.7 million of non-marketable investments accounted for as equity method investments, $10.5 million is included in other long-term assets and $0.8 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying consolidated balance sheets as of December 31, 2019.
During 2019, we made an investment in TVM Life Science Ventures III and as of December 31, 2019 we hold a 4.8% ownership stake in this limited partnership that is accounted for under the equity method as we have the ability to exercise significant influence over the limited partnership. Also during the year ended December 31, 2019, we recorded an impairment of $4.8 million in other income (expense), net in the accompanying consolidated statements of income, following changes in circumstances of MAQGEN Biotechnology Co., Ltd that indicated the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.
In 2018, we recorded impairments totaling $6.1 million in other (expense) income, net in the accompanying consolidated statements of income, following changes in the investees' circumstances that indicated the carrying value was no longer recoverable. During 2017, we sold our interest in QIAGEN (Suzhou) Institute of Translation Research Co., Ltd., which had no book value at the time of sale, for $3.5 million and recorded a corresponding gain in other income (expense), net in the accompanying statements of income.
Three of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance. Therefore, these investments are not consolidated. As of December 31, 2019 and 2018, these investments had a total net carrying value of $1.2 million, of which $1.9 million is included in other long-term assets and $0.8 million is included in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2018, these investments held a balance of $1.1 million which is included in other long-term assets in the consolidated balance sheet. These balances represent our maximum exposure to loss.
Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2019 and 2018, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $70.8 million and $59.5 million, respectively. The changes in these investments which are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Balance at beginning of year	$59,484	$33,605
Cash investments in equity securities, net	3,619	9,633
Net increases due to observable price changes	7,760	13,104
Conversion of note receivable to equity securities	—	11,369
Sale of equity securities	—	(5,400)
Full acquisition of equity securities	—	(2,710)
Foreign currency translation adjustments	(14)	(117)
Balance at end of year	$70,849	$59,484

During 2019, we made additional investments of $3.6 million in non-marketable investments not accounted for under the equity method. As of December 31, 2019 and December 31, 2018, investments in variable interest entities had a total carrying value of $41.0 million which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss.
Since adoption of ASU 2016-01, upward adjustments in the carrying value of these investments have been recognized for observable price changes totaling $20.9 million, of which $7.8 million occurred in 2019 and $13.1 million was recognized in 2018 in other income (expense), net in the accompanying consolidated statements of income. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold.
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

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2019 and 2018:

		2019		2018
(in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	10.19	$320,406	$(216,554)	$448,220	$(310,040)
Developed technology	10.96	766,966	(346,085)	770,955	(561,615)
Customer base, trademarks, and non-compete agreements	11.68	314,638	(213,881)	427,512	(323,024)
	10.95	$1,402,010	$(776,520)	$1,646,687	$(1,194,679)
Unamortized Intangible Assets:
In-process research and development		$6,944		$23,035
Goodwill		2,140,503		2,108,536
		$2,147,447		$2,131,571

The in-process research and development is associated to the acquisition of STAT-Dx as further discussed in Note 5 "Acquisitions and Divestitures". The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During 2019, one development project was completed and, after testing for impairment, $15.9 million of in-process research and development costs were reclassified into developed technology.
Developed technology includes the digital PCR asset from Formulatrix as discussed in Note 5 "Acquisitions and Divestitures" which is being amortized over 10 years.
The changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Balance at beginning of year	$475,043	$499,318
Additions	286,159	32,159
Additions from acquisitions	36,458	81,200
Amortization	(122,560)	(118,576)
Disposals	—	(4,426)
Impairments	(40,301)	—
Foreign currency translation adjustments	(2,365)	(14,632)
Balance at end of year	$632,434	$475,043

During the year ended December 31, 2019, we recorded an impairment charge of $40.3 million related to the restructuring activities discussed further in Note 6 "Restructuring and Impairments" of which $28.1 million is related to patent and license rights and $12.1 million is related to developed technology. Amortization expense on intangible assets totaled approximately $122.6 million, $118.6 million and $133.8 million, respectively, for the years ended December 31, 2019, 2018 and 2017.
Cash paid for purchases of intangible assets during the year ended December 31, 2019 totaled $156.9 million, of which $11.5 million is related to current year payments for licenses that were accrued as of December 31, 2018 and $0.5 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet. Intangible asset additions of $286.2 million includes $144.9 million of cash paid during the year ended December 31, 2019, together with $137.8 million of additions that were accrued as of December 31, 2019 and $3.5 million of additions which were previously recorded as prepayments.
Cash paid for intangible assets during the year ended December 31, 2018 totaled $41.0 million of which $11.9 million is related to current year payments for licenses that were accrued as of December 31, 2017 and $3.3 million is related to prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible asset additions of $32.2 million includes $25.8 million of cash paid during the year ended December 31, 2018, together with $4.2 million of additions that were accrued as of December 31, 2018 and $2.2 million of additions which were previously recorded as prepayments.
Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)	Amortization
Years ended December 31:
2020	$100,891
2021	$92,512
2022	$78,454
2023	$76,239
2024	$71,910

The changes in goodwill for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Balance at beginning of year	$2,108,536	$2,012,904
Business combinations	34,807	142,287
Purchase adjustments	(236)	—
Disposals	(225)	(5,682)
Foreign currency translation adjustments	(2,379)	(40,973)
Balance at end of year	$2,140,503	$2,108,536

The changes in the carrying amount of goodwill during the year ended December 31, 2019 resulted primarily from the acquisition of N-of-One, Inc. and other acquisitions and divestitures discussed in Note 5 "Acquisitions and Divestitures" and changes in foreign currency translation. The changes in goodwill during the year ended December 31, 2018 resulted primarily from the acquisition of STAT-Dx and other acquisitions and divestitures also discussed in Note 5 "Acquisitions and Divestitures".

12. Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and additionally in July 2018, the ASU 2018-11, Leases (Topic 842) Targeted Improvements, which superseded ASC Topic 840, Leases. The new standard increases transparency and comparability by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases.
Accounting Policies
We adopted Topic 842 Leases on its effective date on January 1, 2019 and the comparative information has not been adjusted and continues to be reported under ASC Topic 840 Leases. As a result, we changed our accounting policy for leases as detailed below.
We implemented the standard using the required modified retrospective approach and have also elected to utilize the package of practical expedients, which permitted us to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. We also elected the practical expedient to use hindsight in determining the appropriate lease term and in assessing impairment of its right-of-use assets. In using the modified retrospective approach, we were required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented.
Adoption of the new standard resulted in the recording of additional net lease assets and lease liabilities of approximately $57.4 million and $57.7 million, respectively as of January 1, 2019. The difference between the additional lease assets and lease liabilities was recorded as a $0.3 million adjustment to retained earnings. The standard did not materially impact our consolidated income statements and had no impact on cash flows.

Nature of Existing Leases
We have operating and finance leases for equipment, cars, machinery, other equipment, office and buildings. Our leases have remaining lease terms of 1 year to 9 years, some of which include options to extend or early renew the leases, and some of which include options to early terminate the leases. As of December 31, 2019, no such options have been recognized as part of the right-of-use assets and lease liabilities.
Operating leases can contain variable lease charges based on an index like consumer prices or rates. During 2019, amounts recorded as variable lease payments not included in the operating lease liability were not material.
When we cannot readily determine the interest rate implicit in the operating lease contracts, we apply our incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. We use the implicit rate when it is readily determinable.
Supplemental balance sheet and other information related to leases was as follows:

(in thousands, except lease term and discount rate)	Location in balance sheet	December 31, 2019
Operating lease right-of-use assets	Other long-term assets	$57,305
Current operating lease liabilities	Accrued and other current liabilities	$18,739
Long-term operating lease liabilities	Other long-term liabilities	$39,631

Weighted average remaining lease term - operating leases (in years)		3.71
Weighted average discount rate - operating leases		2.39%

The components of lease expense were as follows:

Year Ended December 31,
(in thousands)	2019
Operating lease cost	$24,378

Supplemental cash flow information related to leases was as follows:

Year Ended December 31,
(in thousands)	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(26,113)

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$24,670

Maturities of lease liabilities were as follows:

(in thousands)	Operating Leases
2020	$19,914
2021	16,009
2022	11,885
2023	7,119
2024	3,391
Thereafter	3,202
Total lease payments(1)	61,520
Less imputed interest	(3,150)
Total	$58,370
(1) Total lease payments exclude payments associated to the lease agreement discussed below that has not yet commenced.

As of December 31, 2019, we had an additional operating lease for a facility related primarily to research and development that has not yet commenced but will create significant rights and obligations for the Company. The agreement commences in 2020 with future undiscounted aggregate lease payments of $44.5 million to be paid over a lease term of 15 years.
We did not hold any material finance leases as of December 31, 2019 or January 1, 2019.

13. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2019 and 2018 consist of the following:

(in thousands)	Note	2019	2018
Accrued contingent consideration and milestone payments	(15)	$142,604	$27,820
Accrued expenses and other liabilities		93,204	103,449
Payroll and related accruals		66,866	66,871
Restructuring	(6)	62,227	6,850
Deferred revenue	(4)	48,525	45,358
Operating lease liabilities	(12)	18,739	—
Accrued royalties	(22)	5,481	5,469
Accrued interest on long-term debt	(16)	5,257	6,200
Cash collateral	(14)	1,400	1,000
Total accrued and other current liabilities		$444,303	$263,017

14. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2019, cash collateral positions consisted of $1.4 million recorded in accrued and other current liabilities and $2.7 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2018, we had a liability position of $1.0 million recorded in accrued and other current liabilities and $25.4 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 16 "Lines of Credit and Debt". Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2019 and 2018 is $0.4 million and $5.9 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2019 and 2018.

Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of December 31, 2019 and 2018, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive (loss) income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2019 and in 2018, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2019, we expect approximately $1.9 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2019 and 2018, interest receivables of $1.5 million and $1.4 million, respectively are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
Fair Value Hedges
As of December 31, 2019 and 2018, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This effect on earnings is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2019 and 2018, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
We hold interest rate swaps which effectively fixed the fair value of a portion of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2019, an interest receivable of $0.1 million is recorded in prepaid and other current assets, and as of December 31, 2018, accrued and unpaid interest of $0.1 million is recorded in accrued and other current liabilities, respectively, in the accompanying balance sheet.
Derivatives Not Designated as Hedging Instruments
Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 16 "Lines of Credit and Debt". In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are derivative assets that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 15 "Financial Instruments and Fair Value Measurements".
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other income (expense), net. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from the two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Lines of Credit and Debt" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other income (expense), net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 15 "Financial Instruments and Fair Value Measurements".
Embedded Conversion Option
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded conversion option within the convertible note is required to be separated from the convertible note and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other income (expense), net. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 15 "Financial Instruments and Fair Value Measurements".
Foreign Exchange Contracts
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
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2019 and December 31, 2018, aggregate notional values of $701.4 million and $792.7 million which expire at various dates through March 2020. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense), net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2019 and 2018:

	As of December 31, 2019		As of December 31, 2018
(in thousands)	Current Asset	Long-Term Asset	Current Asset	Long-Term Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - fair value hedge (1)	$—	$2,474	$—	$—
Total derivative instruments designated as hedges	$—	$2,474	$—	$—

Undesignated derivative instruments
Embedded conversion option	$—	$—	$—	$349
Call options	101,179	189,792	100,081	295,014
Foreign exchange contracts	6,689	—	2,673	—
Total undesignated derivative instruments	$107,868	$189,792	$102,754	$295,363
Total Derivative Assets	$107,868	$192,266	$102,754	$295,363

	As of December 31, 2019		As of December 31, 2018
(in thousands)	Current Liability	Long-Term Liability	Current Liability	Long-Term Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$(6,027)	$—	$(17,574)
Interest rate contracts - fair value hedge (1)	—	—	(473)	(721)
Total derivative instruments designated as hedges	$—	$(6,027)	$(473)	$(18,295)

Undesignated derivative instruments
Cash convertible notes embedded conversion option	$(101,361)	$(190,902)	$(100,164)	$(299,098)
Foreign exchange contracts	(1,814)	—	(5,957)	—
Total undesignated derivative instruments	$(103,175)	$(190,902)	$(106,121)	$(299,098)
Total Derivative Liabilities	$(103,175)	$(196,929)	$(106,594)	$(317,393)
_________________
(1) The fair value amounts for the interest rate contracts do not include accrued interest.
Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2019, 2018 and 2017:

	Year ended
	December 31,
	2019	2018	2017
(in thousands)	Other income (expense), net	Other income (expense), net	Other income (expense), net
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	$432	$5,598	$(4)

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive income	$(3,888)	$(9,774)	$26,136
Amounts excluded from effectiveness testing	—	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	(3,668)	2,051	2,199
Derivatives designated as hedging instruments	3,668	(2,051)	(2,199)

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Embedded conversion option	(349)	131	217
Call options	(104,125)	74,682	37,414
Cash convertible notes embedded cash conversion option	106,998	(76,500)	(36,741)
Foreign exchange contracts	1,835	(19,857)	11,813

Total gains (losses)	$471	$(31,318)	$38,839

Balance Sheet Line Items in which the Hedged Item is Included
The following tables summarizes the balance sheet line items in which the hedged item is included as of December 31, 2019 and 2018:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of Hedged Assets (Liabilities)
(in thousands)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Current portion of long-term debt	$—	$(72,483)	$—	$(473)
Long-term debt	$(129,290)	$(126,030)	$2,474	$(721)

15. Financial Instruments and Fair Value Measurements
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
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 10 "Investments", which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 16 "Lines of Credit and Debt", which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. Non-marketable equity securities remeasured during the year ended December 31, 2019 and 2018 are classified within Level 3 in the fair value hierarchy following the adoption of ASU 2016-01. There were no transfers between levels for the year ended December 31, 2019.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 16 "Lines of Credit and Debt", and Note 14 "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
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
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.4% and 6.9%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2019				As of December 31, 2018
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$—	$129,586	$—	$129,586	$350	$234,256	$—	$234,606
Marketable equity securities	870	—	—	870	2,117	—	—	2,117
Non-marketable equity securities	—	—	70,849	70,849	—	—	59,484	59,484
Call option	—	290,971	—	290,971	—	395,095	—	395,095
Foreign exchange contracts	—	6,689	—	6,689	—	2,673	—	2,673
Embedded conversion option	—	—	—	—	—	349	—	349
Interest rate contracts	—	2,474	—	2,474	—	—	—	—
	$870	$429,720	$70,849	$501,439	$2,467	$632,373	$59,484	$694,324
Liabilities:
Foreign exchange contracts	$—	$(1,814)	$—	$(1,814)	$—	$(5,957)	$—	$(5,957)
Interest rate contracts	—	(6,027)	—	(6,027)	—	(18,768)	—	(18,768)
Cash conversion option	—	(292,263)	—	(292,263)	—	(399,262)	—	(399,262)
Contingent consideration	—	—	(162,160)	(162,160)	—	—	(48,971)	(48,971)
	$—	$(300,104)	$(162,160)	$(462,264)	$—	$(423,987)	$(48,971)	$(472,958)

Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the year ended December 31, 2019. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2019 and 2018:

(in thousands)	2019	2018
Balance at beginning of year	$(48,971)	$(11,539)
Additions from acquisitions	(132,422)	(53,962)
Payments	11,800	16,530
Gain included in earnings	7,433	—
Balance at end of year	$(162,160)	$(48,971)

As of December 31, 2019, of the total $162.2 million accrued for contingent consideration, $142.6 million is included in accrued and other current liabilities and $19.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet. For the year ended December 31, 2019 the gain for the reduction in the fair value of contingent consideration related to unmet milestones of $7.4 million was recognized in restructuring, acquisition, integration and other, net in the accompanying consolidated statements of income. December 31, 2019, the $132.4 million of additions is primarily related to the asset acquisition of Formulatrix discussed in Note 5 "Acquisitions and Divestitures".
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 16 "Lines of Credit and Debt" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2019 and 2018 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of non-marketable investments not accounted for under the equity method as discussed in Note 10.
The table below presents the carrying values and the estimated fair values of financial instruments not presented in the tables above.

	As of December 31, 2019			As of December 31, 2018
(in thousands)	Carrying Amount	Level 1	Level 2	Carrying Amount	Level 1	Level 2
Long-term debt including current portion:
Cash convertible notes	$1,046,511	$1,296,334	$—	$1,439,931	$1,794,000	$—
U.S. Private placement	328,984	—	329,157	398,107	—	391,700
German private placement	330,857	—	334,371	336,168	—	337,768
	$1,706,352	$1,296,334	$663,528	$2,174,206	$1,794,000	$729,468

The fair values of the financial instruments presented in the tables above were determined as follows:
Cash Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2021, 2023 and 2024.
U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.
The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the twelve-month periods ended December 31, 2019 and 2018 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

16. Lines of Credit and Debt
Our credit facilities available and undrawn at December 31, 2019 total €426.6 million (approximately $479.2 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2019 or at December 31, 2018, and three other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of December 31, 2019 or as of December 31, 2018. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2019 and 2018, $1.0 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2019. The credit facilities are for general corporate purposes.
During 2019, we repaid $506.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further below.
At December 31, 2019 and 2018, total current long-term debt, net of debt issuance costs of $10.8 million and $14.2 million, respectively, consists of the following:

(in thousands)	2019	2018
0.375% Senior Unsecured Cash Convertible Notes due 2019	$—	$427,445
0.875% Senior Unsecured Cash Convertible Notes due 2021	285,244	279,492
0.500% Senior Unsecured Cash Convertible Notes due 2023	347,995	335,201
1.000% Senior Unsecured Cash Convertible Notes due 2024	413,272	397,793
3.19% Series A Senior Notes due October 16, 2019	—	72,483
3.75% Series B Senior Notes due October 16, 2022	302,040	298,691
3.90% Series C Senior Notes due October 16, 2024	26,944	26,933
German Private Placement (Schuldschein)	330,857	336,168
Total long-term debt	$1,706,352	$2,174,206
Less current portion	285,244	503,116
Long-term portion	$1,421,108	$1,671,090

Beginning on January 1, 2020 and ending at the close of business on March 31, 2020, the 2021 Notes became convertible pursuant to the indenture as discussed below. The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $68.0 million, $61.2 million and $43.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Future maturities (stated at the carrying values) of long-term debt as of December 31, 2019, are as follows:

Year ending December 31,	(in thousands)
2020	$285,244
2021	38,716
2022	471,432
2023	347,995
2024	546,716
thereafter	16,249
$1,706,352

Cash Convertible Notes due 2019, 2021, 2023 and 2024
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes in two tranches consisting of $430.0 million due in 2019 (2019 Notes) and $300.0 million due in 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt. During the first quarter of 2019, $430.0 million was paid at maturity (2019 Notes) and $3.4 million of the 2021 Notes was redeemed.
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid.
On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2019.
We refer to the 2019 Notes, 2021 Notes 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes”.
Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

Cash Convertible Notes	Annual Interest Rate	Date of Interest Payments	Maturity Date	Contingent Conversion Period	Conversion Rate per $200,000 Principal Amount
2021 Notes	0.875%	March 19 and September 19	March 19, 2021	From April 29, 2014 to September 18, 2020	7,063.1647
2023 Notes	0.500%	March 13 and September 13	September 13, 2023	From October 24, 2017 to March 13, 2023	4,829.7279
2024 Notes	1.000%	May 13 and November 13	November 13, 2024	From December 24, 2018 to August 2, 2024	4,360.3098

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
Noteholders may convert of the Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):

•
if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes as defined in the agreement;

•
during the five-business day period immediately after any 10 consecutive trading day period in which the quoted price for the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if parity event or trading price unavailability event, as the case maybe occurs for the 2023 Notes and 2024 Notes during the period of 10 days, including the first business day following the relevant trading price notification date.

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
The Contingent Conversion Conditions in the 2021, 2023 and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2021, 2023 and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments.
Beginning on January 1, 2020 and ending at the close of business on March 31, 2020, the 2021 Notes became convertible pursuant to the indenture. The 2021 Notes became convertible pursuant to Section 12.01(b)(iv) of the indenture because the arithmetic mean of the last reported sale prices of our common stock, in each trading day in at least one 20-consecutive trading day period during the 30-consecutive trading day period ending on the last trading day of the preceding fiscal quarter, was greater than 130% of the conversion price in effect on such last trading day.
No Contingent Conversion Conditions were triggered for the 2023 Notes and 2024 Notes as of December 31, 2019.
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
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $51.2 million and $54.0 million, respectively, $74.5 million for the 2023 Notes, and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 14 "Derivatives and Hedging".
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
In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes. For 2024 Cash Convertible Notes, we incurred $5.7 million transaction costs of which $0.2 million was accrued as of December 31, 2019. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.

Interest expense related to the Cash Convertible Notes was comprised of the following:

	Year-Ended December 31
(in thousands)	2019	2018
Coupon interest	$9,954	$6,890
Amortization of original issuance discount	36,966	32,114
Amortization of debt issuance costs	3,014	3,485
Total interest expense related to the Cash Convertible Notes	$49,934	$42,489

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
In November 2018, we used $97.3 million of the proceeds from the from the issuance of the 2024 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.5 million and $0.5 million respectively, of which $48.0 thousand was accrued as of December 31, 2019.
The Call Options are derivative financial instruments and are discussed further in Note 14 "Derivatives and Hedging". The Warrants are equity instruments and are further discussed in Note 18 "Equity".
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
During the first quarter of 2019, we received $133.2 million in cash upon the exercise of the call options in connection with the repayment of the 2019 Notes. In the same transaction, we paid $132.7 million for the intrinsic value of the 2019 Notes' embedded cash conversion option. Not all of the 2019 Note holders tendered the required conversion notice, and as a result the net effect of the cash paid and received of $0.5 million was recognized as a gain in other income, net.
In connection with the early conversion of a portion of the 2021 Notes during the first quarter of 2019, we received $0.4 million in cash and recorded an other receivable of $0.7 million upon the exercise of the related call options. In the same transaction, we paid $1.1 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. During the second quarter of 2019, we collected the $0.7 million receivable balance and received $0.4 million in cash upon the exercise of additional call options. As a result of these early conversions, we have recognized a $0.4 million gain in other income, net.
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
U.S. Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due and paid in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issuance costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2019. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2019 and December 31, 2018 was approximately $329.2 million and $391.7 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt, which was reduced to $127.0 million following the 2019 $73.0 million repayment. These interest rate swaps qualify for hedge accounting as fair value hedges as described in Note 14 "Derivatives and Hedging".
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2019 totaled $0.4 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2019 and December 31, 2018 is as follows:

				Carrying Value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	December 31, 2019	December 31, 2018
EUR	€11.5 million	Fixed 0.4%	March 2021	$12,905	$13,143
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	25,811	26,286
EUR	€21.5 million	Fixed 0.68%	October 2022	24,112	24,561
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	72,335	73,684
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,919	44,891
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	28,026	28,543
EUR	€64.0 million	Fixed 1.09%	June 2024	71,747	73,097
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	34,753	35,406
EUR	€14.5 million	Fixed 1.61%	June 2027	16,249	16,557
				$330,857	$336,168

The financial markets regulators in the United Kingdom and the Eurozone have passed regulations that will become effective in 2021 under which LIBOR and EURIBOR in their current form will not be compliant. Market participants and regulators are working on establishing new interest rate benchmarks. While the outcome of this work is not clear yet, the Schuldschein our syndicated loan facility, and our interest rate swaps continue to make reference to the current LIBOR and EURIBOR benchmark rates. These agreements contain language for the determination of interest rates in case the benchmark rate is not available. However, it appears likely that the agreements will need to be adjusted in line with still to be developed market practice once new benchmark rates become available.
17. Income Taxes
(Loss) income before income taxes for the years ended December 31, 2019, 2018 and 2017 consisted of:

(in thousands)	2019	2018	2017
Pretax income in The Netherlands	$17,455	$(1,675)	$42,220
Pretax (loss) income from foreign operations	(95,231)	227,412	72,155
	$(77,776)	$225,737	$114,375

Income tax (benefit) expense for the years ended December 31, 2019, 2018 and 2017 are as follows:

(in thousands)	2019	2018	2017
Current—The Netherlands	$5,670	$5,794	$3,430
—Foreign	13,371	52,835	10,375
	19,041	58,629	13,805
Deferred—The Netherlands	4,177	2,551	151
—Foreign	(59,539)	(25,823)	60,025
	(55,362)	(23,272)	60,176
Total income tax (benefit) expense	$(36,321)	$35,357	$73,981

The Netherlands statutory income tax rate was 25% for the years ended December 31, 2019, 2018 and 2017. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$(19,444)	25.0%	$56,434	25.0%	$28,594	25.0%
Taxation of foreign operations, net(1)	(25,720)	33.1	(33,994)	(15.1)	(38,635)	(33.8)
Tax impact from intangible property transfer	(21,122)	27.2	—	—	—	—
Unrecognized tax benefits(2)	10,962	(14.1)	13,570	6.0	23,189	20.3
Tax impact from nondeductible items	7,986	(10.3)	2,949	1.3	2,645	2.3
Excess tax benefit related to share-based compensation	(3,989)	5.1	(4,740)	(2.1)	(5,237)	(4.6)
Government incentives and other deductions(4)	(7,516)	9.7	(2,892)	(1.2)	(6,519)	(5.7)
Changes in tax laws and rates(3)	331	(0.4)	1,907	0.8	12,958	11.3
Other items, net	1,306	(1.7)	(1,170)	(0.5)	(5,658)	(4.9)
Valuation allowance(3)	20,885	(26.9)	3,293	1.5	62,644	54.8
Total income tax (benefit) expense	$(36,321)	46.7%	$35,357	15.7%	$73,981	64.7%
  ____________________
(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operating and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland, Dubai, and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions.
(2) During 2019, we reassessed accruals for tax contingencies, primarily related to ongoing income tax audits.
(3) The Netherlands' top statutory corporate income tax rate will be reduced to 21.7% from 25% beginning in 2021. Valuation allowance related to U.S. disallowed interest totaled $12.7 million in 2019 and $60.5 million in 2017.
(4) Government incentives include favorable tax regulations in the U.S., Spain and the U.K. relating to research and development expense and other government incentives.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are potentially open back to 2007 for income tax examinations by tax authorities. The German group is open to audit for the tax years starting in 2014 and in 2019, the German tax authority commenced an audit for the 2014-2016 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2016 through the current period. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2015.

Changes in the amount of unrecognized tax benefits for the years ended December 31, 2019, 2018, and 2017 are as follows:

(in thousands)	2019	2018	2017
Balance at beginning of year	$55,780	$44,033	$18,294
Additions based on tax positions related to the current year	5,770	3,359	12,212
Additions for tax positions of prior years	14,532	11,984	9,933
Decrease for tax position of prior years	(9,073)	—	—
Decrease related to settlements	(7,605)	—	—
Decrease due to lapse of statute of limitations	(409)	(1,238)	—
(Decrease) increase from currency translation	(993)	(2,358)	3,594
Balance at end of year	$58,002	$55,780	$44,033

At December 31, 2019 and 2018, our net unrecognized tax benefits totaled approximately $58.0 million and $55.8 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $31.4 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of the income tax expense.
Our policy is to recognize interest accrued related to an underpayment of income taxes in interest expense and penalties within income tax expense. For the years ended December 31, 2019, 2018 and 2017, we recognized a net expense for interest and penalties of $1.6 million, $1.1 million and $1.5 million, respectively. At December 31, 2019 and 2018, we have accrued interest of $2.5 million and $4.1 million, respectively, which are not included in the table above.
We have recorded net deferred tax assets of $33.1 million at December 31, 2019 and net deferred tax liabilities of $20.5 million at December 31, 2018, respectively. The components of the net deferred tax asset and liability at December 31, 2019 and 2018 are as follows:

	2019		2018
(in thousands)	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Net operating loss and tax credit carryforward	$50,274	$—	$27,293	$—
Accrued and other liabilities	17,977	—	15,480	—
Inventory	4,726	(1,439)	3,978	(1,725)
Unrealized gain (loss) on investments	—	(4,973)	3,280	(4,855)
Property, plant and equipment	5,297	(20,332)	3,604	(25,448)
Intangible assets	1,078	(26,294)	1,721	(63,990)
Share-based compensation	13,787	—	17,998	—
Disallowed interest carryforwards	73,690	—	60,458	—
Convertible notes	7,104	—	8,102	—
Other	5,998	(6,174)	5,854	(3,614)
	179,931	(59,212)	147,768	(99,632)
Valuation allowance	(87,619)	—	(68,651)	—
	$92,312	$(59,212)	$79,117	$(99,632)
Net deferred tax assets (liabilities)		$33,100		$(20,515)

At December 31, 2019, we had $682.5 million in total net operating loss (NOL) carryforwards which included $394.0 million for Germany, $133.8 million for the U.S., $52.4 million for The Netherlands and $102.3 million for other foreign jurisdictions. Of the total $394.0 million NOL in Germany, there is no expiration and expect to be fully utilized in future years. The entire NOL in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOLs in the U.S. will expire between 2024 through 2034. At December 31, 2019, we have $52.4 million of Netherlands net operating loss carryforwards before valuation allowance, which will expire in the year 2027. Of the total $102.3 million foreign NOL carryforwards, $25.4 million will expire between 2020 and 2028 while the rest of the NOLs can be carried forward indefinitely. At December 31, 2019, we had $280.0 million of disallowed interest carryforwards which can be carried forward indefinitely. At December 31, 2019, tax credits total $1.3 million which expire between 2030 and 2039.

For the years ended December 31, 2019, 2018 and 2017, the changes in the valuation allowance charged to income tax expense totaled $19.0 million, $0.8 million and $62.3 million, respectively. The valuation allowance relates to disallowed interest carryforwards and net operating loss carryforwards. The Company can only recognize a deferred tax asset to the extent it is "more likely than not" that these assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.
As of December 31, 2019, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained of our subsidiaries that would be subject to tax if distributed amounted to $699.0 million at December 31, 2019. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $26.4 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2019 and December 31, 2018, of $1.5 million and $0.9 million, respectively.

18. Equity
Shares
The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Like all shareholders' equity accounts, common shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued.
Issuance and Conversion of Warrants
In connection with the issuance of the Cash Convertible Notes as described in Note 16 "Lines of Credit and Debt", we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid in capital in the accompanying consolidated balance sheets.

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
During 2019, 2.1 million common shares were issued in connection with the conversion of the 15.2 million warrants related to the 2019 Notes which resulted in a $31.1 million decrease to additional paid in capital, a $37.7 million decrease in retained earnings, a decrease of 68.8 million in treasury shares and an approximately $4 thousand cash payment for fractional shares.
Share Repurchase Programs
On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2019, no shares were repurchased under this program.
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, we repurchased 2.9 million QIAGEN shares for $104.7 million (including transaction costs). During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs), bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs).
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
Synthetic Share Repurchase
In August 2016, we announced our plan to return approximately $250.0 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders at an Extraordinary General Meeting (EGM) held on October 26, 2016. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.04 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in stock whereby 27 existing common shares with a nominal value of EUR 1.04 each were consolidated into 26 new common shares with a nominal value of EUR 1.08 each. The third amendment was a reduction of the nominal value per common share from EUR 1.08 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $243.9 million was repaid to our shareholders and the outstanding number of common shares was reduced by 8.9 million, or 3.7%. The capital repayment program was completed in January 2017. Expenses incurred related to the capital repayment and share consolidation amounted to $0.5 million and were charged to equity.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2019 and 2018:

(in thousands)	2019	2018
Net unrealized loss on hedging contracts, net of tax	$(2,289)	$(15,453)
Net unrealized loss on pension, net of tax	(561)	(124)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $9.7 million and $9.3 million in 2019 and 2018, respectively	(22,587)	(21,662)
Foreign currency translation adjustments	(284,182)	(273,405)
Accumulated other comprehensive loss	$(309,619)	$(310,644)

19. Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net (loss) income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. Due to the net loss for the year ended December 31, 2019, stock options and restricted stock units representing approximately 3.9 million weighted-average shares of common stock and warrants representing 1.7 million shares of common stock were excluded from the computation of diluted net loss because the impact would have been antidilutive.

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands, except per share data)	2019	2018	2017
Net (loss) income	$(41,455)	$190,380	$40,394

Weighted average number of common shares used to compute basic net income per common share	226,777	226,640	228,074
Dilutive effect of stock options and restrictive stock units	—	4,613	4,760
Dilutive effect of outstanding warrants	—	2,203	175
Weighted average number of common shares used to compute diluted net income per common share	226,777	233,456	233,009
Outstanding options and awards having no dilutive effect, not included in above calculation	107	272	52
Outstanding warrants having no dilutive effect, not included in above calculation	32,938	35,939	30,434

Basic (loss) earnings per common share	$(0.18)	$0.84	$0.18
Diluted (loss) earnings per common share	$(0.18)	$0.82	$0.17

20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $5.5 million at December 31, 2019 and 2018. Royalty expense relating to these agreements amounted to $13.5 million, $14.0 million, and $16.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2019, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2020	$126,121	$11,434
2021	35,915	9,012
2022	26,337	6,507
2023	3,223	4,382
2024	3,000	1,823
Thereafter	—	4,297
	$194,596	$37,455

As of December 31, 2019, future license payments of $10.0 million and $14.5 million are included in accrued and other current liabilities and other long-term liabilities, respectively.
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as follows:

(in thousands)	Contingent Cash Payments
2020	$152,750
2021	11,800
2022	5,900
2024	5,900
Anytime 12-month period from now until 2028	3,000
$179,350

Of the $179.4 million total contingent obligation as discussed further in Note 15 "Financial Instruments and Fair Value Measurements", we have assessed the fair value at December 31, 2019 to be $162.2 million, of which $142.6 million is included in accrued and other current liabilities and $19.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2019, the commitment under these agreements totaled $6.2 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2019 and 2018 appropriately reflect the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Balance at beginning of year	$2,848	$3,051
Provision charged to cost of sales	3,229	2,892
Usage	(2,921)	(2,760)
Adjustments to previously provided warranties, net	(1)	(243)
Currency translation	(14)	(92)
Balance at end of year	$3,141	$2,848

Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2019, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Litigation accruals recorded in accrued and other current liabilities totaled $0.8 million and $6.0 million as of December 31, 2019 and 2018, respectively. The estimated amount of a range of possible losses is between $0.3 million and $2.2 million. During the year ended December 31, 2019, payments of $5.4 million related to previous matters were made. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.
For the year ended December 31, 2017, we had settlement amounts related to various acquisition-related litigation matters totaling $49.2 million, primarily related to PCR-based biomarker disputes and patent litigation, which were settled during 2017 of which $45.3 million was recorded to restructuring, acquisition, integration and other, net and $3.9 million was recorded as a license right. $44.8 million of the settlement amounts were paid during 2017 and as of December 31, 2017, $4.4 million was accrued in accrued and other current liabilities.

21. Segment Information
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Considering the acquisitions made during 2019 and our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate and make decisions as one business segment. Product category and geographic information follows below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories and customer class.

Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $15.8 million, $15.9 million and $15.0 million for the years ended 2019, 2018 and 2017, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2019	2018	2017
Net Sales
Americas:
United States	$663,869	$632,660	$579,906
Other Americas	58,121	60,359	73,478
Total Americas	721,990	693,019	653,384
Europe, Middle East and Africa	487,476	490,301	462,980
Asia Pacific, Japan and Rest of World	316,958	318,528	301,172
Total	$1,526,424	$1,501,848	$1,417,536

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.3 million and $1.8 million as of December 31, 2019 and 2018, respectively.

(in thousands)	2019	2018
Long-lived assets
Americas:
United States	$147,027	$152,381
Other Americas	3,507	3,748
Total Americas	150,534	156,129
Europe, Middle East and Africa:
Germany	229,225	284,601
Other Europe, Middle East and Africa	49,004	50,051
Total Europe, Middle East and Africa	278,229	334,652
Asia Pacific and Japan	26,480	20,878
Total	$455,243	$511,659

22. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 5 or 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 15.7 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2019.
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2019 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2019	898	$20.04
Exercised	(104)	$19.95
Expired	(2)	$17.51
Outstanding at December 31, 2019	792	$20.06	1.78	$10,891
Vested at December 31, 2019	792	$20.06	1.78	$10,891
Vested and expected to vest at December 31, 2019	792	$20.06	1.78	$10,891

The total intrinsic value of options exercised during the years ended December 31, 2019, 2018 and 2017 was $2.0 million, $5.0 million and $3.3 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $0.5 million, $0.8 million, and $0.7 million during the years ended December 31, 2019, 2018 and 2017, respectively. At December 31, 2019, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2019, 2018 and 2017, 0.8 million, 0.9 million and 1.1 million options were exercisable at a weighted average price of $20.06, $20.04 and $19.54 per share, respectively. The options outstanding at December 31, 2019 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally up to 5 or 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.2%. At December 31, 2019, there was $60.1 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.57 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2019, 2018 and 2017 was $37.28, $35.37 and $31.12, respectively. The total fair value of stock units that vested during the years ended December 31, 2019, 2018 and 2017 was $123.9 million, $54.3 million and $69.2 million, respectively.
A summary of stock units as of December 31, 2019 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2019	8,343
Granted	1,618
Vested	(3,517)
Forfeited	(1,261)
Outstanding at December 31, 2019	5,183	2.57	$175,199
Vested and expected to vest at December 31, 2019	3,972	2.26	$134,254

Beginning in 2019, we began net share settlement for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2019, 2018 and 2017 totaled approximately $65.9 million, $40.1 million and $34.4 million, respectively, as shown in the table below.

Compensation Expense (in thousands)	2019	2018	2017
Cost of sales	$2,493	$2,879	$2,641
Research and development	5,810	6,457	6,102
Sales and marketing	7,947	9,372	6,820
General and administrative	23,706	21,405	19,614
Restructuring, acquisition, integration and other, net	25,938	—	(735)
Share-based compensation expense	65,894	40,113	34,442
Less: income tax benefit (1)	12,153	8,277	7,407
Net share-based compensation expense	$53,741	$31,836	$27,035

(1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $4.0 million, $4.7 million and $5.2 million, respectively, for the years ended December 31, 2019, 2018 and 2017.
Share-based compensation expense includes amounts related to the restructuring programs discussed in Note 6 "Restructuring and Impairments", including accelerated expense in 2019 and net forfeitures in 2017. No share-based compensation costs were capitalized for the years ended December 31, 2019, 2018 or 2017 as the amounts were not material.

23. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $4.0 million, $4.0 million and $3.6 million for the years ended December 31, 2019, 2018 and 2017, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.2 million, $0.2 million and $0.3 million in each year ended December 31, 2019, 2018 and 2017, respectively.
We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $8.2 million at December 31, 2019 and $7.4 million at December 31, 2018, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.

	For the years ended December 31,
(in thousands)	2019	2018	2017
Net sales	$20,002	$23,358	$3,852

Net sales with related parties primarily reflects our ventures in China including our partnership to externalize the HPV test franchise for cervical cancer screening in China as well as our joint venture with Sichuan Maccura Biotechnology Co., Ltd which was terminated in conjunction with the 2019 restructuring activities discussed further in Note 6 "Restructuring and

Impairments" which also details related party restructuring charges.

	As of December 31,
(in thousands)	2019	2018
Accounts receivable	$7,589	$10,109
Prepaid expenses and other current assets	$13,697	$3,873
Other long-term assets	$16,830	$24,300
Accounts payable	$1,775	$4,888
Accrued and other current liabilities	$15,404	$5,488

Prepaid expenses and other current assets include short-term loan receivables and supplier advances from companies with which we have an investment or partnership interest.
In connection with the 2019 Restructuring further discussed in Note 6 "Restructuring and Impairments", we entered into a agreement with a non-publicly traded company considered a related party to reduce future purchase commitments to $25.2 million through 2022. The commitment was reduced by $12.8 million which will be paid in 2020 and is included in accrued and other current liabilities as of December 31, 2019 in the accompanying consolidated balance sheet.
During 2018, we purchased a convertible note for $15.0 million from a privately held company. The note is due in December 2021 and bears interest at 8%. In the event the company goes public, the note will convert into common shares in the company ranking pari-passu with existing common shares. As of December 31, 2019, the principal and accrued interest of this note totals $16.3 million and is included in other long-term assets.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2017:
Allowance for doubtful accounts	$7,614	$3,094	$(3,233)	$533	$8,008
Year Ended December 31, 2018:
Allowance for doubtful accounts	$8,008	$4,448	$(2,827)	$(359)	$9,270
Year Ended December 31, 2019:
Allowance for doubtful accounts	$9,270	$8,701	$(5,777)	$(79)	$12,115

S- 1