Form 20-F
period 2020-12-31
QIAGEN N.V.
filed 2021-03-05
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
The number of outstanding Common Shares as of December 31, 2020 was 227,985,334.
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
Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐  Emerging Growth Company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐
* The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effective of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries. Totals within tables presented in U.S. dollar millions may contain rounding differences.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at February 26, 2021, was $1.2121 per €1.
For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.Identity of Directors, Senior Management and Advisors
Not applicable.

Item 2.Offer Statistics and Expected Timetable
Not applicable.

Item 3.Key Information
QIAGEN N.V. is registered under its commercial and legal name with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap) and is organized as a holding company.
The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes and other financial information included in this Annual Report on Form 20-F. The selected financial data below is derived from the consolidated statements of income (loss) for the years ended December 31, 2020, 2019 and 2018 and the consolidated balance sheets at December 31, 2020 and 2019 of QIAGEN that have been audited by an independent registered public accounting firm, and are included in this Annual Report. The selected data from the consolidated statements of income (loss) presented for the years ended December 31, 2017 and 2016, and the consolidated balance sheets as of December 31, 2018, 2017 and 2016, is derived from audited consolidated financial statements not included in this Annual Report.

Selected Financial Data
The information below should be read in conjunction with the Consolidated Financial Statements (and accompanying notes) and "Operating and Financial Review and Prospects."

Consolidated Statements of Income (Loss) Data: (amounts in millions, except per share data)	Years ended December 31,
	2020	2019	2018	2017	2016
Net sales	$1,870.3	$1,526.4	$1,501.8	$1,417.5	$1,338.0
Cost of sales	637.6	521.2	500.9	495.0	493.3
Gross profit	1,232.7	1,005.3	1,001.0	922.6	844.7
Operating expenses:
Research and development	149.1	157.4	161.9	154.1	149.8
Sales and marketing	413.7	391.9	392.3	375.6	376.3
General and administrative, restructuring, integration, long-lived asset impairments and other	262.7	452.1	141.2	200.1	180.6
Acquisition-related intangible amortization	20.8	30.0	39.0	39.4	39.1
Total operating expenses	846.3	1,031.4	734.4	769.1	745.8
Income (loss) from operations	386.4	(26.1)	266.6	153.4	98.8
Other income (expense)	53.0	(51.6)	(40.8)	(39.0)	(41.9)
Income (loss) before income taxes	439.5	(77.8)	225.7	114.4	56.9
Income taxes	80.3	(36.3)	35.4	74.0	(23.4)
Net income (loss)	359.2	(41.5)	190.4	40.4	80.3
Net loss attributable to noncontrolling interest	—	—	—	—	(0.1)
Net income (loss) attributable to QIAGEN N.V.	$359.2	$(41.5)	$190.4	$40.4	$80.4
Basic net income (loss) per common share attributable to the owners of QIAGEN N.V. (1)	$1.57	$(0.18)	$0.84	$0.18	$0.34
Diluted net income (loss) per common share attributable to the owners of QIAGEN N.V. (1)	$1.53	$(0.18)	$0.82	$0.17	$0.34
Weighted-average common shares outstanding
Basic	228.4	226.8	226.6	228.1	234.8
Diluted	234.2	226.8	233.5	233.0	239.0
 ____________________
(1)See Note 19 "Earnings per Common Share" of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

Consolidated Balance Sheet Data: (amounts in millions)	As of December 31,
	2020	2019	2018	2017	2016
Cash and cash equivalents	$598.0	$623.6	$1,159.1	$657.7	$439.2
Working capital (1)	$1,052.2	$618.9	$1,182.9	$1,323.2	$729.1
Total assets	$5,912.5	$5,235.6	$5,748.3	$5,038.5	$4,308.2
Total long-term liabilities, including current portion of long-term debt	$2,542.1	$2,032.9	$2,644.4	$2,174.1	$1,393.7
Total equity	$2,797.8	$2,536.6	$2,635.0	$2,541.0	$2,607.1
Common shares, par value	$2.7	$2.7	$2.7	$2.7	$2.8
Common shares issued	230.8	230.8	230.8	230.8	239.7
Common shares outstanding	228.0	227.8	225.5	226.6	234.6
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
Identified risks are subdivided into three types:
•A base business risk that is specific to us or our industry and threatens our existing business;
•A business growth risk that is specific to us or our industry and threatens our future business growth; and
•An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies.
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

Risk Types
Base Business Risk
•Identification and monitoring of competitive business threats
•Monitoring complexity of product portfolio
•Monitoring dependence on key customers for single product groups
•Reviewing dependence on individual production sites or suppliers
•Evaluating purchasing initiatives, price controls and changes to reimbursements
•Monitoring production risks, including contamination prevention, high-quality product assurance
•Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	•Managing development and success of key R&D projects •Managing successful integration of acquisitions to achieve anticipated benefits
Underlying Business Risk
•Evaluating financial risks, including economic risks and currency rate fluctuations
•Monitoring financial reporting risks, including multi-jurisdiction tax compliance
•Reviewing possible asset impairment events
•Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals
•Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.

Our continued growth is dependent on the development and success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements, for example products in response to SARS-CoV-2. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain products in the future.
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
In the development of new products we may make significant investments in intellectual property, software solutions and manufacturing capacity. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
Our continued growth depends significantly on the success of new products in the molecular testing markets we serve and our ability to scale manufacturing capacities to meet customer demands. Important product programs include our modular medium-throughput QIAsymphony automation platform, QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the high-throughput NeuMoDx 288 and mid-throughput NeuMoDx 96 fully integrated PCR automation systems, sample and assay technologies designed for use with QIAGEN instruments or with "universal" automation systems and instruments, and bioinformatics solutions to analyze and interpret complex genomic data. In addition, in 2020 we launched the QIAcuity digital PCR series of platforms with fully-integrated solutions that simplify digital PCR workflows.
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables – sample and assay kits – designed to run on the systems. The rollouts of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests for processing on QIAsymphony, QIAstat-Dx and NeuMoDx systems, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, the QIAstat-Dx, NeuMoDx and QIAcuity systems, could significantly affect sales of products designed to run on these platforms.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown in recent years, with total net sales increasing to $1.87 billion in 2020 from $1.34 billion in 2016. We have made a series of acquisitions in recent years, including the acquisitions of NeuMoDx Molecular, Inc. in 2020, N-of-One in January 2019, STAT-Dx Life, S.L. in 2018, and OmicSoft Corporation in 2017, to complement internal research and development activities. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions focused on molecular testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We continue to make investments to expand our existing business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase sales growth while also enhancing operational efficiencies. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems, as well as expand the geographic presence of our operations, we intend to continue to assess the need to reallocate existing resources or hire new employees, as well as increase responsibilities for both existing and new management personnel.
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
•    exposure to cyber security risks or compromise of acquired entities;
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
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. Potentially adverse changes that may come from the United Kingdom's exit from the European Union ("Brexit") are not fully understood, as the actual impact from Brexit will depend on many factors, including the ability of both the United Kingdom and European Union authorities to provide a path forward with minimal disruption. In the near term we anticipate the largest potential exposures to be on supply chain with our United Kingdom-based suppliers and the local operations for our domestic United Kingdom business and pharma development activities. There also is a risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs which would negatively impact margins.
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
Our business involves operations around the world. Our primary consumable manufacturing facilities are located in Germany, the U.S. and China. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our global footprint exposes us to unforeseen events, such as the December 2019 outbreak of the novel coronavirus (COVID-19) and the resulting global pandemic. Our facilities may be harmed by unforeseen events, and in the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, increased costs, or we may be required to identify alternate suppliers and/or rely on third-party manufacturers.
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
Damage to our property due to unforeseen events and the disruption of our business may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses, and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials in a timely manner or in sufficient quantities or qualities to produce certain products, and this could have an adverse impact on our results of operations.
We rely heavily on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers in the scientific research markets typically keep only a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we rely heavily on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.
Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations, financial flexibility or cash flow.
We rely on secure communication and information systems and are subject to privacy and data security laws which, in the event of a disruption, breach, violation or failure, could adversely affect our business.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information of our customers and employees, in our data centers and on our networks or in the cloud. Our operations rely on the secure processing, storage and transmission of confidential and other information on both our own, or cloud-based, computer systems and networks. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience potentially significant operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. In the U.S., individual states regulate requirements and have authority over privacy and personal data protection. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility into and control over their personal information There are also European privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws that impose further restrictions on the transfer, access, use and disclosure of health and other personal information, which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could subject us to costly regulatory action or lawsuits and could adversely impact our reputation, business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may impact our ability to grow revenues in the healthcare market or negatively impact our profitability.
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
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. With evolving political realities in the United States, certain sections of the

Patient Protection and Affordable Care Act of 2010 (ACA) have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. In accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services calculate Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extend to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule (CLFS). If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
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
Approximately 26% of our sales are generated by demand for use of our products at universities, government laboratories and private foundations, whose funding is dependent on grants from government agencies, such as the NIH (National Institutes of Health) in the United States. Although the level of research funding has been increasing in recent years, we cannot ensure that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market-approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations.
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
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the FDA in the U.S. and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business.
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
The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, could influence QIAGEN's sales and profitability in these markets.
We have made investments in and are expanding our business into emerging markets, which exposes us to risks.
Our top seven emerging markets are Brazil, China, India, South Korea, Mexico, Russia and Turkey, which together accounted for approximately 15% of total sales in 2020. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks arising from the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may face several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems that may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products in order to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customers' request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, this could adversely impact our results of operations, in particular our gross profit.
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
In the markets we serve, a high percentage of purchase orders are typically received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of revenue from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns, as may occur with changes in market and economic conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to be accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be significantly affected.
We have a significant amount of debt that may adversely affect our financial condition and flexibility.
We have a significant amount of debt and debt service obligations and restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations, and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:
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
Our future capital requirements and level of expenses will depend on numerous factors, including the costs associated with:
•    marketing, sales and customer support efforts;
•    research and development activities;
•    expansion of our facilities;
•    consummation of possible future acquisitions of technologies, products or businesses;
•    demand for our products and services;
•    repayment or refinancing of debt; and
•    payments in connection with our hedging activities and/or taxes.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2020, we had outstanding long-term debt of $1.9 billion, of which $42.5 million was current. We may need to refinance these liabilities.
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

The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income (Loss).
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 14 "Derivatives and Hedging" and Note 16 "Debt", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
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
At December 31, 2020, our consolidated balance sheet reflected $2.4 billion of goodwill and $726.2 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2020, we owned 368 issued patents in the United States, 284 issued patents in Germany and 1,813 issued patents in other major industrialized countries. In addition, at December 31, 2020, we had 546 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
Some of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Since January 10, 2018, our shares have been listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $55.27 to a low of $25.04. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €46.95 to a low of €22.54 during the last two years. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:
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
QIAGEN has not paid an annual dividend since its inception, and does not intend to implement one at this time. At the same time, in January 2017 we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends through another synthetic share repurchase in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.

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
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2020, a total of approximately 228.0 million Common Shares were outstanding along with approximately 5.6 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.4 million were vested. A total of approximately 14.4 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2020, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, convertible debt issued in 2020 and Warrants issued in connection with the Cash Convertible Notes cover an aggregate of 26.8 million underlying shares of common stock or up to a maximum of 42.5 million shares, subject to customary adjustments under certain circumstances.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
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
We began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology and genomic knowledge have grown to influence many areas of life, we have expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. Our industry-leading bioinformatics solutions allow users to analyze and interpret data with bioinformatics software and knowledge bases to provide relevant, actionable insights. Our automation systems can be used to tie these technologies together in seamless and cost-effective molecular testing workflows.
We have grown by developing new instruments, consumables and digital solutions to meet diverse and growing needs in the market, partnering with researchers and pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for our portfolio of molecular testing products in life science research and molecular diagnostics totals more than $11 billion. We continue to accelerate the growth of our portfolio of Sample to Insight solutions, delivering efficiency and effectiveness, increasing the value of QIAGEN as an employer of choice and enhancing the customer experience. Our growth strategy is anchored in our Five Pillars of Growth: sample technologies, the digital PCR platform QIAcuity, the clinical PCR automation solutions QIAstat-Dx and NeuMoDx and the QuantiFERON technology platform used to detect diseases such as latent tuberculosis.
We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. Our global shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Prime Standard as QIA.
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
Our products
Our leadership in molecular testing solutions leverages our product portfolio across a wide range of applications. We provide more than 500 core consumable products (sample and assay kits), instruments and automation systems, and bioinformatics solutions for analysis and interpretation. These products comprise two main categories: consumables and related revenues accounted for between 86% and 89% of total net sales during the last three years and includes sample and assay kits, bioinformatics solutions, royalties, co-development milestone payments and services while instruments includes related services and contracts and accounted for between 11% and 14% of total net sales during the same time period.
In 2020, we worked closely with public authorities and customers to launch products based on molecular technologies to test for the SARS-CoV-2 pathogen and the COVID-19 disease it triggers. We have built a comprehensive portfolio of solutions to cover the phases of the pandemic including: a collection of RNA extraction kits and automation instrumentation from our sample technologies portfolio, PCR testing workflows including QIAstat-Dx, NeuMoDx, and other PCR solutions, OEM components used by other diagnostic suppliers, antigen and antibody tests, and genomic solutions. We are fully mobilized to serve our customers in the pandemic response, providing existing solutions and developing a series of differentiated products. Dedicated COVID-19 solutions brought to market in 2020 include:
•QIAstat-Dx Respiratory SARS-CoV-2 Panel - a multiplex PCR test with EUA-authorization for the detection of SARS-CoV-2 plus more than 20 other respiratory pathogens;
•NeuMoDx - single-plex (also approved for saliva sample type) and multiplex;
•QIAprep&amp rapid PCR test - a solution that streamlines RNA extraction and PCR analysis into one process, delivering a result in under one hour and requiring less disposable laboratory plastic-ware than standard PCR tests, helping to avoid resource bottlenecks;
•QIAreach Antibody test - allows clinicians to detect immune status of individuals and has applications in determining vaccine efficacy;
•QuantiFERON SARS-CoV-2 T cell assay - enables researchers to explore longer-term immune responses to the virus and vaccines; and
•a suite of next generation sequencing (NGS) and bioinformatics tools - used for epidemiological studies.

QIAGEN Product Groups
Sample Technologies
Sample technologies is the first of our Five Pillars of Growth and includes products involved in the first step of any molecular lab process. Our broad portfolio of sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular testing platform. These products are used in research and applied testing (forensics, human identification and food safety) laboratories as well as clinical testing.

Sample technologies	Selected QIAGEN brands
Primary sample technology consumables
• Nucleic stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
• Mainly based on silica membrane and magnetic bead technologies
	• QIAamp • PAXgene • AllPrep	• DNeasy • AdnaTest • QIAprep&amp	• RNeasy • MagAttract

Secondary sample technology consumables • Kits and components for purification of nucleic acids from secondary sample materials (e.g. gel, plasmid DNA)	• QIAprep • QIAGEN Plasmid • HiSpeed	• QIAquick • QIAfilter • EndoFree	• DyeEx • R.E.A.L.

Sample technology instruments • Instruments for nucleic acid purification, quality control and accessories	• QIAsymphony • EZ1 • TissueLyser	• QIAcube Connect • QIAxpert	• QIAcube HT • QIAxcel
Diagnostic Solutions
Diagnostic solutions include our molecular testing platforms and consumables covering three of our five pillars of growth, which are QuantiFERON, QIAstat-Dx and NeuMoDx, as well as Precision Medicine which involves companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory developed tests. Additional areas include Oncology and Sexual & Reproductive Health for detection of various diseases and for use in prenatal testing for detection of infectious diseases and for other laboratory processes.

Diagnostic solutions	Selected QIAGEN brands
Immune response consumables • Interferon-Gamma Release Assay (IGRA) for TB testing • Assays for post-transplant testing and viral load monitoring	• QuantiFERON	• QIAreach

Oncology and Sexual & Reproductive health consumables
• Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions
• Assays for prenatal testing and detection of sexually transmitted diseases and HPV
	• Therascreen • AmniSure / PartoSure	• Ipsogen	• digene HC2

Sample to Insight instruments • One-step molecular analysis of hard-to-diagnose syndromes • Fully integrated PCR testing	• QIAstat-Dx	• NeuMoDx

PCR / Nucleic Acid Amplification
PCR / Nucleic Acid Amplification involves our research and applied PCR solutions and components. The product group includes another of our Five Pillars of Growth: QIAcuity. We offer optimized solutions for end-point PCR, quantitative PCR and digital PCR. Our kits, assays, instruments and accessories amplify and detect targets and streamline workflow for virtually any application.

PCR/Nucleic acid amplification	Selected QIAGEN brands
Research PCR consumables
• Different generations of PCR, quantitative PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies
	• QuantiTect • OneStep RT-PCR • Type-it • OmniScript	• QuantiFast • QIAGEN Multiplex • miRCURY • miScript	• QuantiNova • HotStarTaq • TopTaq

Human ID / Forensics assay consumables • STR assays for Human ID, additional assays for food contamination	• Investigator (human ID / forensics)	• mericon (food safety)

PCR instruments • Digital PCR solutions.	• QIAcuity • Rotor-Gene Q	• QIAquant • QIAgility	• QIAamplifier 96

OEM consumables • Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	• Provided on an individualized contract basis

Genomics / NGS
Genomics / NGS includes our universal NGS solutions as well as the full QIAGEN Digital Insights portfolio.

Genomics / NGS	Selected QIAGEN brands
Universal NGS consumables • Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, etc.	• QIAseq	• REPLI-g Epitect

QIAGEN Digital Insights solutions
• Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is also integrated into many QIAGEN consumables and instruments
	• QIAGEN Clinical Insight • N-of-One • Ingenuity Variant Analysis	• CLC Genomics Workbench • OmicSoft • Ingenuity Pathway Analysis	• QIAGEN Knowledge Base • HGMD

Custom laboratory and genomic services • Custom services such as DNA sequencing, whole genome amplification, and non-cGMP DNA production	• Provided on an individualized contract basis

Other
Revenues from various sources including protein biology products, royalties, intellectual property and freight charges.

Principal Markets
We sell our products to more than 500,000 customers in two broad customer groups: Molecular Diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical R&D and applied testing). We estimate the total addressable market has a volume of about $11 billion per year. The five pillars of growth – sample technologies, immune response, digital PCR, integrated PCR, syndromic testing – account for $6 billion of this total.
Molecular Diagnostics
The molecular diagnostics market includes healthcare providers engaged in many aspects of patient care that require accurate diagnoses and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring.
We offer one of the broadest portfolios of molecular technologies for healthcare. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems process tests reliably and efficiently, often handling hundreds of samples simultaneously. Our range of assays for diseases and biomarkers speed up and simplify laboratory workflow and standardize many lab procedures.
Molecular testing is the most dynamic segment of the global in vitro diagnostics market, growing at an estimated annual rate in the mid-single-digits at constant exchange rates even before COVID-19 struck. The pandemic has demonstrated the value of molecular testing in healthcare and we expect the market to provide significant growth opportunities.
We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs. We have more than 25 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. They have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. Companion diagnostics can move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.
Molecular Diagnostics customers accounted for $904 million, $737 million, and $732 million of our sales in 2020, 2019 and 2018, respectively.
Life Sciences
The Life Sciences market includes governments and biotechnology companies – and researchers who use molecular testing and technologies and are generally served by public funding in areas such as medicine and clinical development, forensics and exploring the secrets of life.
We partner with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, bioinformatics and services to universities and institutes, pharmaceutical and biotech companies, government and law enforcement agencies.
We provide Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use reliable, fast, highly reproducible and high-quality technologies, sometimes replacing time-consuming traditional or in-house methods. We often partner with leading institutions on research projects and develop customized solutions such as NGS panels for the digital sequencing of multiple gene targets.
In the course of the COVID-19 pandemic, we served increased demand from viral and vaccine researchers for RNA extraction, general PCR reagents and enzymes, and universal NGS solutions.
We are a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as in food safety and veterinary diagnostics. We provide sample collection and analytical solutions for law enforcement and human identification labs, as well as advanced technologies for studies of microbiomes and their effect on health and the environment.
We have deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations that are most likely to respond to particular therapies. We estimate that about half of our sales to these companies supports research, while the other half supports clinical development, including stratification of patient populations based on genetic information. Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research.
Life Sciences customers accounted for $966 million, $789 million, and $770 million of our sales in 2020, 2019 and 2018, respectively.
Competition
In sample technology products, we also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification, assay solutions, transfection reagents and protein fractionation products. We compete with other suppliers through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use.
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

We believe our competitors typically do not have the same comprehensive approach to sample to insight solutions as we do, nor do they have the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies - an area in which we have a unique market and leadership position - is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.
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

Net Sales (in millions)	2020	2019	2018
Consumables and related revenues	$1,615.4	$1,354.1	$1,315.5
Instrumentation	254.9	172.3	186.4
Total	$1,870.3	$1,526.4	$1,501.8

Geographical Information
We currently market products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

Net Sales (in millions)	2020	2019	2018
United States	$728.6	$663.9	$632.7
Other Americas	96.9	58.1	60.4
Total Americas	825.5	722.0	693.0
Europe, Middle East and Africa	682.3	487.5	490.3
Asia Pacific, Japan and Rest of World	362.6	317.0	318.5
Total	$1,870.3	$1,526.4	$1,501.8
We have built an increasing presence in key emerging markets as a growth strategy. In 2020, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 15% of net sales.
Seasonality
Our business does not experience significant predictable seasonality. Historically, a significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns such as the timing and severity of flu season.

Suppliers
We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. Our procurement policy, which is available on our website, contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. In 2020, all new suppliers have signed our procurement policy. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance as appropriate.
As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.
Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and the Life Sciences. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.
As a percentage of sales, our research and development investments are among the highest in our industry. 902 employees in research and development work in QIAGEN centers of excellence on three continents.
Innovation at QIAGEN follows parallel paths:
•Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of novel molecular technologies.
•Expanding our broad portfolio of novel content - including assays to detect and measure biomarkers for disease or genetic identification.
•Integrating QIAGEN Digital Insights with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.
Innovation in automation systems positions us in fast-growing fields of molecular testing, and generates ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Medicine in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. In 2020, we launched the QIAcuity digital PCR system which is designed to make digital PCR technology available to Life Sciences laboratories worldwide.
We collaborate with many institutions and companies to create innovative molecular solutions. In 2020, we partnered with Ellume, an Australian digital diagnostics company, to develop antigen and antibody tests. These tests provide rapid results through use of the QIAGEN eHub, which gives an automated read-out in less than 15 minutes.
Our QIAGEN Digital Insights teams are developing new software and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of NGS data. We also integrate digital solutions with instruments and molecular content to provide our customers seamless Sample to Insight workflows.
Sales and Marketing
We market our products in more than 130 countries, mainly through subsidiaries in markets in the Americas, Europe, Australia and Asia with the greatest sales potential. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and the value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers.

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
We have initiated actions to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report.
My QIAGEN is an easy-to-use self-service portal that is personalized to our customers' needs and enables customers to manage different activities in one central place. Customers can now easily reorder, place bulk orders, apply quotes to their cart, and then track their order status. Functionality in the dashboard allows customers to monitor their instrument use and view the status of licenses and service agreements. Additionally, customers can access our exclusive content and services, such as webinars, handbooks and other documents.
Our GeneGlobe Design & Analysis Hub (www.geneglobe.com) is a valuable outreach to scientists in pharma and academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The new hub brings next-level experiment planning, execution and follow-up to life science researchers, linking our QIAGEN Digital Insights solutions with ordering of assays to accelerate research.
We use a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2020, additions to our intangible assets outside of business combinations totaled $24.0 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2020, we owned 368 issued patents in the United States, 284 issued patents in Germany and 1,813 issued patents in other major industrialized countries. We had 546 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) have been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the Directive. These requirements include information about the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2016, the quality standard for medical device manufacturers.
IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking.
Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures.
In May 2022, the Directive will be replaced by the In Vitro Diagnostic Device Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and given a 5-year transition period until its full implementation on May 26, 2022. Unlike the Directive that specifies certain results that must be achieved by each Member State and permits each Member State to decide how to transpose the Directive into national law, the IVDR has binding legal force throughout every Member State and it will become effective on a set date in all the Member States. The major goals of the IVDR are to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), in vitro diagnostics will be subject to additional legal regulatory requirements after it comes into full effect. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Products already certified by a Notified Body may remain on the market until 25 May 2024 under some conditions including fulfillment of specific requirements in the IVDR, but ultimately most products will have to be approved. Under the Directive nearly eighty (80) percent of QIAGEN products were under the self-declaration classification, while under IVDR nearly ninety (90) percent of QIAGEN products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, there will also be a greater emphasis on post-market surveillance and submission of post-market performance follow-up reports.
With respect to the current COVID-19 pandemic, the EC has classified SARS-CoV-2 assays as high risk, and designated five (5) Notified Bodies under the IVDR, including QIAGEN’s Notified Body, TÜV Rheinland. MedTech Europe has issued guidance in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. Open points still being addressed/defined are the designation of EU Reference Laboratories and Common Specification for high risk IVDs.
United Kingdom
The UK’s withdrawal from the EU will have major ramifications for IVD manufacturers that will, among other things have to follow new procedures that will apply in the UK including appointment of a UK Responsible Person rather than relying on European Authorized Representatives to manage their compliance efforts in the UK.
The UK Medicine and Healthcare Products Regulatory Agency (MHRA) issued a new guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs in the future will require certification in the UK, which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. As described in the guidance, MHRA will continue to recognize CE marks until June 30, 2023. Companies wishing to place IVDs on the UK market will be required to register with MHRA after January 1, 2021, but will still be able to sell CE-IVD marked products for the next two-and-a half years. After July 1, 2023, companies selling in the UK will have to obtain a new marking called a UK Conformity Assessed mark (UKCA). More information about the new UK requirements should become available in the near future.
U.S. Regulations
In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.
They are subject to premarket review and postmarket controls which will differ depending on how the FDA classifies a specific IVD. Certain types of tests like some that we manufacture and sell for research use only in the United States have not been subject to FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs) which are in vitro diagnostic tests that are designed, manufactured and used within a single laboratory, have generally been subject to enforcement discretion, which means that FDA generally has not enforced premarket review and other applicable FDA requirements. However, as LDTs have increased in complexity, the FDA has begun to take a risk-based approach to their regulation. Congress has also signaled interest in clarifying the regulatory landscape for LDTs. In 2020, the Verifying Accurate, Leading-edge IVCT Development (“VALID”) Act was introduced in both chambers of Congress. If enacted, clinical laboratories that develop and offer LDTs and traditional IVD medical device manufacturers would be subjected to the same regulatory oversight. The VALID Act defines both LDTs and IVDs as in vitro clinical tests (“IVCT”) and would establish a new regulatory framework under the Food, Drug and Cosmetic Act (“FDCA”) for the review and oversight of IVCTs. The proposed regulatory framework adopts various concepts from the FDCA, utilizing a risk-based approach that aims to ensure that all marketed IVCTs have a reasonable assurance of both analytical and clinical validity.
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
If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (NSE) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more "contemporary" approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation),” and in December 2018, the FDA published a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. In January 2021, it also published a final guidance entitled “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program.”
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
As a result of the COVID-19 pandemic, the US government declared a state of emergency which enabled the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical products (including medicines and tests) that may help during the emergency when there are no adequate, approved, and available alternative options. EUAs are in effect until the emergency declaration ends but can be revised or revoked as FDA considers the needs during the emergency and new data on a product’s safety and effectiveness, or as products meet the criteria to become approved, cleared, or licensed by the FDA. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs, including QIAGEN. These authorizations are only intended for the duration of the emergency declaration, and afterwards will be revoked. The FDA has indicated the withdrawal of the EUA process will be done in a controlled ramp down.
Regulation of Companion Diagnostic Devices
If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device. FDA issued a final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA also noted that in some cases, if evidence is sufficient to conclude that the IVD companion diagnostic device is appropriate for use with a class of therapeutic products, the intended use/indications for use should name the therapeutic class, rather than each specific product within the class.
In April 2020, FDA published a final guidance entitled, “Developing and Labeling In Vitro Companion Diagnostic Devices for a Specific Group or Class of Oncology Therapeutic Products” that expands on that last issue in the 2014 final guidance and describes considerations for the development and labeling of in vitro companion diagnostic devices to support the indicated uses of multiple drug or biological oncology products, when appropriate.
The FDA also issued a draft guidance in July 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic.
The FDA subsequently introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.
The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted.
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
The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the Food and Drug Administration (FDA or the Agency). On June 6, 2017, the Commissioner of Food and Drugs reported to Congress as required by the Cures Act. This report included the Food & Drug Administration Work Plan and Proposed Funding Allocations of FDA Innovation Account (Required by Section 1002 of the 21st Century Cures Act (Public Law 114-255). This is now being implemented with a broad spectrum of initiatives within the FDA with the goal to support patients with improved and timely access to safe and efficacious medical products. For industry, it is anticipated that some processes will become less burdensome with more rapid approval/clearance cycles while others will continue to require significant investment.
HIPAA and Other Privacy and Security Laws
The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to three types of organizations: health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (“Covered Entities”). Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions. The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures.
On February 17, 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities. Regulations implementing major provisions of HITECH were finalized on January 25, 2013 through publication of the HIPAA Omnibus Rule (the “Omnibus Rule”).
Under HITECH's breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured in accordance with guidance from the Secretary of the U.S. Department of Health and Human Services (the “Secretary”). Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.
We are currently subject to the HIPAA regulations and maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/or administrative enforcement and increased civil and criminal penalties for non-compliance, including a new, four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of protected health information are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.
In addition to the federal privacy and security regulations, there are a number of state laws regarding the privacy and security of health information and personal data that are applicable to our clinical laboratories. Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results. State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at a high risk for disease. We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal. However, these laws constantly change, and we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on our business.
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
The General Data Protection Regulation (“GDPR”), which applies to all EU member states from May 25, 2018, also applies to some of our operations.
We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (“OSHA”) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service, the Office of Foreign Assets Control, and the International Air Transport Association. We generally use third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials and contractually require them to comply with applicable laws and regulations.
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
Anti-Kickback Statute
The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:

•The referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or
•purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.
The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.
The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.
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
Environment, Health and Safety
We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. The U.S. Environmental Protection Agency (EPA) has also promulgated regulations setting forth importation, labelling, and registration requirements, among others, which may apply to certain products and/or establishments of the company.
Other Country Specific Requirements
In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many major markets are adopting regulations and requirements similar to those of the U.S. Food and Drug Administration (FDA), which require additional submission activities and management of country-specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, especially around submissions and approvals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape.
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health care programs such as Medicare or Medicaid; and, in most cases, the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.
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
Conflict Minerals
U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components that we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their conflict minerals sources and declare their conflict minerals status. We disclosed our most recent conflict minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2019 on Form SD on March 30, 2020 and will provide updated disclosure to the Securities Exchange Commission as required.
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
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP SE. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $132.8 million, $118.0 million and $109.8 million for 2020, 2019 and 2018, respectively.
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
Our facilities in Hilden, Germany, currently occupy a total of approximately 786,000 square feet. In 2020, we made additional investments to expand production lines to meet both current demand as well as future growth. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000-square-foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2020, we announced our plans to renovate the manufacturing facility to accommodate expanded production of testing products, including for COVID-19.
We lease facilities in Frederick, Maryland, comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations and also facilities in Beverly, Massachusetts, with 44,000 square feet for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California, with 12,700 square feet for bioinformatics and 19,000 square feet in Minden, Nevada, for Service Solutions. We have shared service centers that lease facilities in Wroclaw, Poland, (65,100 square feet) and Manila, Philippines (29,300 square feet). Additionally, we lease facilities in Shenzhen, China, and Manchester, United Kingdom, for research operations. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
 We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.
Human Capital
The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams, fueling innovation and engagement with our customers and business partners. In a fast-changing, competitive business environment, QIAGEN has a significant commitment to being an employer of choice and further enhancing our position as a great place to work. At the end of 2020, QIAGEN had 5,610 full-time equivalent employees, an increase of 10% from 5,096 at the end of 2019.
Recognizing that our employees are the key to our success, we seek to be a great place to work. In 2020, we were once again recognized as a “Top Employer” in Germany by the Top Employer Institute, a global authority on recognizing excellence in people practices. Also in 2020, our subsidiary in Brazil was certified for the first time as a “Great Place to Work,” and awarded one of the “Best Workplaces” in healthcare as well as Top 5 in diagnostic medicine. Finally, our U.S. headquarters in Germantown, Maryland, was awarded five different awards by the Alliance for Workplace Excellence (AWE), including the Workplace Excellence Seal of Approval, Diversity Champion Award, and Best Practices Supporting Workers 50+.
We are committed to creating an environment that is rich in diversity and empowers all employees. Diverse teams strengthen our organization through the variety of ideas, perspectives and approaches they bring to our business. Our teams outperform and succeed when they are composed of individuals with the widest possible range of personalities, backgrounds and traits. That’s why we value each person’s uniqueness and maintain an environment where all individuals can contribute to our success based on their strengths and characteristics. In 2020, our multicultural workforce was composed of at least 80 nationalities with an average age of 40.1. With 48% women, we are well balanced in terms of gender on an aggregate level. Our strategic initiative on gender diversity, which began in 2018, has yielded remarkable results in the past years, particularly with regard to leadership positions. The participation of women in leadership roles rose from just under 28% in 2018 to just under 32% in 2020 as a result of a series of initiatives to drive awareness, engagement, and development of this area among our leadership team.
Employee development is viewed as integral to the success of creating lasting value for our customers, patients, colleagues, partners, and shareholders. We offer opportunities to work on exciting tasks and projects in an engaging work environment. Employees join QIAGEN and stay with QIAGEN because they can see how their work makes a difference to people’s lives everywhere in the world. We offer various training platforms that provide the possibility to either use our global e-learning portfolio or to participate in personal trainings usually offered in a blended format. The focus is on job-specific skills, compliance, competencies and leadership development. In 2020, we ran a mix of virtual instructor-led and e-learning courses. All in person trainings were put on hold in 2020 due to the COVID-19 pandemic.
Internal and external ratings have improved significantly and support our preferred position in the global working environment. Specific retention targets have been met with a 9% voluntary turnover rate for the total workforce and a voluntary turnover rate of 5% for the management level in 2020.

Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for performance. This compensation system fosters a focus on achieving corporate strategic initiatives as well as personal accountability. We participate in various compensation benchmarking surveys that provide information on the level and mix of compensation awarded by companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostics companies based in the U.S. QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Furthermore, to align our compensation programs with the interests of shareholders, management levels receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance.
In 2020 as a consequence of the global pandemic, a large portion of our employees worked remotely beginning in the first quarter of 2020 and continuing throughout the year. For our essential workers and in our locations where a small number of employees continued to work on site, we implemented safety measures including routine on-site testing at critical manufacturing facilities to reduce the risk of COVID-19 transmission.
For more information about our human capital, please also refer our non-financial statement available at our website.

Item 4A.Unresolved Staff Comments
Not applicable.

Item 5.Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” in Item 3 of this Annual Report.
Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. QIAGEN Digital insights integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to two major customer classes:
•Molecular Diagnostics - healthcare providers engaged in many aspects of patient care requiring accurate diagnosis and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring. Includes Precision Medicine and companion diagnostics.
•Life Sciences - customers including government, biotechnology companies and researchers who utilize molecular testing and technologies who are generally served by public funding including areas such as medicine and clinical development efforts, forensics and exploring the secrets of life. Includes Pharma, Academia and Applied Testing customers.
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2020, we employed more than 5,600 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions and implemented other strategic transactions aiming to achieve market-leading positions with innovative technologies in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include:
•In September 2020, we acquired the remaining 80.1% of NeuMoDx, a company that designs and develops molecular diagnostic solutions for hospital and clinical reference laboratories. Prior to acquisition, we held a 19.9% investment in NeuMoDx and entered a strategic partnership in 2018 to commercialize next-generation, fully integrated automation systems for PCR testing. The NeuMoDx 288 (high-throughput version) and NeuMoDx 96 (mid-throughput) systems help clinical laboratories process increasing molecular test volumes and deliver more rapid diagnostic insights. We distribute these systems in Europe and other markets outside the United States.
•In January 2019, we began developing next-generation systems for digital PCR and acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. In 2020, we began commercialization of fully integrated digital PCR solutions, combining QIAGEN technologies and automation with the Formulatrix assets we acquired. Known as QIAcuity digital PCR, the system offers highly automated workflows, quicker time-to-result, and higher multiplexing and throughput flexibility than current digital PCR platforms. Digital PCR is one of the fastest-growing molecular testing applications in the life sciences industry. We paid Formulatrix $125.0 million in cash upon closing and paid $135.9 million during 2020 for the remaining milestone payments.
•Also in January 2019, we acquired N-of-One, Inc., a pioneer in molecular oncology decision support services, to strengthen our bioinformatics leadership in clinical NGS interpretation. The acquisition broadened the QIAGEN Digital Insights offering of software, content and service-based solutions. N-of-One’s services and content have been integrated into QIAGEN Clinical Insights (QCI), adding medical interpretation and real-world evidence insights. The N-of-One somatic cancer database, drawing upon more than 125,000 anonymized patient samples, has increased our lead as the provider of the industry’s largest genomics knowledge base.
Our financial results include the impacts of recent acquisitions from their effective dates.
Year Ended December 31, 2020, Compared to 2019
Net Sales

(in millions)	2020		2019
Product type	Net sales	% of net sales	Net sales	% of net sales	% change
Consumables and related revenues	$1,615.4	86%	$1,354.1	89%	+19%
Instruments	254.9	14%	172.3	11%	+48%
Net Sales	$1,870.3		$1,526.4		+23%

Non-COVID-19 and COVID-19 products
Non-COVID-19 products	$1,252.4	67%	$1,383.1	91%	-9%
COVID-19 products	617.9	33%	143.3	9%	+331%
Net Sales	$1,870.3		$1,526.4		+23%

In 2020, we experienced significant demand for solutions used in the COVID-19 pandemic and experienced improving trends in other areas of the business during the second half of 2020.
The instruments portfolio saw strong sales growth across multiple product categories including sample preparation platforms as well as general and integrated PCR equipment and platforms. Consumables and related revenues benefited from increased output of key consumable products including sample technologies kits and testing cartridges for QIAstat-Dx and NeuMoDx instruments. Net sales were positively impacted by two percentage points from favorable currency movements against the U.S. dollar.

(in millions)	2020		2019
Customer class	Net sales	% of net sales	Net sales	% of net sales	% change
Molecular Diagnostics	$904.0	48%	$737.1	48%	+23%
Life Sciences	966.4	52%	789.3	52%	+22%
Net Sales	$1,870.3		$1,526.4		+23%

Product group
Sample technologies	$803.9	43%	$548.4	36%	+47%
Diagnostic solutions	460.8	25%	465.5	30%	-1%
PCR / Nucleic acid amplification	363.6	19%	224.7	15%	+62%
Genomics / NGS	165.6	9%	183.8	12%	-10%
Other	76.6	4%	104.1	7%	-26%
Net Sales	$1,870.3		$1,526.4		+23%
Sample technologies were driven by strong growth in both consumables and instruments. Key drivers of this product group, which represents products involved in the first step in any molecular lab process, included COVID-19 solutions such as automated RNA extraction kits along with the launch of QIAprep&amp and improving trends in non-COVID products in the later portion of 2020.
Diagnostic solutions includes molecular testing platforms and products as well as Precision Medicine and companion diagnostic co-development revenues. This product group experienced growth due to sales of COVID testing solutions including QIAstat-Dx and NeuMoDx that was more than offset by the steep declines experienced earlier in 2020 for QuantiFERON-TB test sales that did see improving trends during the later portion of 2020 but finished the year down 21% compared to 2019.
PCR / Nucleic acid amplification involves research and applied PCR solutions and components and includes the QIAcuity digital PCR platform launched in September 2020. This product group was driven by strong growth across consumables and instruments in 2020 and also saw strong demand for OEM solutions and enzymes used in third-party diagnostic kits for COVID-19 testing.
Genomics / NGS includes universal NGS solutions as well as the full QIAGEN Digital Insights portfolio. This product group faced slower customer demand during the pandemic. Universal NGS sales were supported by initial orders of NGS-based kits used for epidemiological research of positive COVID-19 samples for viral variants during the second half of 2020.

Geographic region (in millions)	2020	2019	% change
Americas	$825.5	$722.0	+14%
Europe, Middle East and Africa	682.3	487.5	+40%
Asia Pacific, Japan and Rest of World	362.6	317.0	+14%
Net Sales	$1,870.3	$1,526.4	+23%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (2020: $287 million, 2019: $250 million, +14%)

EMEA led the geographic regions with 40% sales growth in 2020 due to strong performance in countries including France, the United Kingdom, Italy and Germany. EMEA was supported by one percentage point of sales growth from positive currency movements in 2020. Asia Pacific, Japan and Rest of World experienced gains during 2020 in China in part from strong QIAstat-Dx instrument sales as well as overall gains in other countries including Japan and Australia that more than offset a decline in South Korea particularly in QuantiFERON-TB tests. The Americas region benefited from significant increased demand in Brazil and Mexico throughout the year and gains in the United States in other areas of the portfolio more than offset the decline in QuantiFERON-TB tests for the full-year.

Gross Profit

(in millions)	2020	2019	% change
Gross Profit	$1,232.7	$1,005.3	+23%
Gross Margin	65.9%	65.9%

Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements and fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. Gross profit in 2020 includes the shift in product mix where lower margin instrument products advanced at a faster pace than consumable products as well as higher material costs. These adverse impacts were offset by lower amortization expenses related to developed technology and patent and license rights, which have been acquired in business combinations or asset acquisitions. The amortization expense on acquisition-related intangibles within cost of sales decreased to $63.2 million in 2020 from $71.5 million in 2019. The decrease follows the full amortization of assets previously acquired in 2007. We expect that our acquisition-related intangible amortization will increase as a result of the acquisition of NeuMoDx as further discussed in Note 5 "Acquisitions and Divestitures" and in the event of future acquisitions.
Operating Expenses

	2020		2019
(in millions)	Expenses	% of net sales	Expenses	% of net sales	% change
Research and development	$149.1	8.0%	$157.4	10.3%	-5%
Sales and marketing	413.7	22.1%	391.9	25.7%	+6%
General and administrative	111.7	6.0%	112.3	7.4%	-1%
Acquisition-related intangible amortization	20.8	1.1%	30.0	2.0%	-31%
Restructuring, acquisition, integration and other, net	150.0	8.0%	199.8	13.1%	-25%
Long-lived asset impairments	1.0	0.1%	140.0	9.2%	-99%
Total operating expenses	$846.3	45.2%	$1,031.4	67.6%
Income (loss) from operations	$386.4	20.7%	$(26.1)	(1.7)%
2020 results include the expenses from the discontinued tender offer while 2019 includes expense related to the decision to stop NGS instrument development and targeted efficiency improvement initiatives.
Research and Development
The overall decrease is the result of the suspended development of NGS-related instrument systems in connection with the 2019 restructuring measures discussed in Note 6 "Restructuring". In 2020, additional costs include costs associated with QIAstat menu expansion, the launch of new products including QIAprep&amp and QIAcuity as well as costs incurred following the acquisition of NeuMoDx. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expense. Higher costs in 2020 reflect higher share-based compensation expense as a result of an increase in estimated performance achievement and increases in freight and commissions due to higher sales, partially offset from the lockdowns and limitations resulting from the COVID-19 pandemic, such as restricted travel and postponed trade shows and exhibits. When pandemic lockdowns and restrictions are lifted, we anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products.
General and Administrative
The decrease in general and administrative expenses reflects lower share-based compensation following the 2019 restructuring measures partially offset by continued investments in information technology systems, including cyber security, across the organization as well as an increase in the personnel expenses from performance achievements due to sales volume increases.
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

During 2020, amortization expense on acquisition-related intangibles within operating expense decreased to $20.8 million, compared to $30.0 million in 2019. The decrease follows the full amortization of assets previously acquired in 2007. Our acquisition-related intangible amortization will increase in the event of future acquisitions.
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net expenses totaled $150.0 million during the year ended December 31, 2020 and includes acquisition expenses related to the unsuccessful acquisition attempt by Thermo Fisher of $125.5 million, including a $95.0 million expense reimbursement. Additionally, we incurred net acquisition, integration and other expenses of $21.2 million, including charges for NeuMoDx as well as the $11.7 million gain on the value of our interest held on the acquisition date. We also incurred $3.3 million of charges related to the 2019 Restructuring program as discussed further in Note 6. As we continue the integration of NeuMoDx, we expect to incur additional integration costs in 2021.
During 2019, $199.8 million of restructuring, acquisition, integration and other, net expenses were incurred including $163.0 million for the 2019 Restructuring program. Additionally, we incurred net acquisition, integration and other expenses of $36.8 million, including charges for the 2019 acquisitions as well as a $7.4 million gain from the reduction in the fair value of contingent consideration.
Long-lived Asset Impairments
In 2020, $1.0 million impairments to property, plant and equipment were recorded and in 2019, $140.0 million impairments including both intangible assets and property, plant and equipment were recorded primarily in connection with the 2019 restructuring measures as further discussed in Note 6 "Restructuring and Impairments".
Other Income (Expense)

(in millions)	2020	2019	% change
Interest income	$10.0	$22.1	-55%
Interest expense	(71.3)	(74.2)	-4%
Other income, net	114.3	0.4
Total other income (expense), net	$53.0	$(51.6)	+203%
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. Interest income earned in 2019 included interest on higher cash balances following the issuance of cash convertible notes in November 2018.
Interest expense primarily relates to debt, discussed in Note 16 "Debt" in the accompanying consolidated financial statements. During 2020, the majority of the 2021 Notes were repaid and we issued new zero coupon convertible debt due in 2027.
Other income, net the for year ended December 31, 2020 includes a gain of $123.3 million for the sale of our investment in ArcherDX, $5.0 million of income from equity method investees and a total of $1.6 million in gains related to prior sales of assets. These gains were partially offset by $9.3 million in unrealized losses recognized for the change in fair market value of all marketable equity securities, $4.1 million net losses on foreign currency transactions and a $2.3 million loss from the sale of an equity security investment.
Other income, net was $0.4 million of income for the year ended December 31, 2019. Other income includes $7.8 million of upward adjustments resulting from observable price changes for non-marketable investments not accounted for under the equity method, $2.1 million in income from equity-method investments and a $0.7 million gain from receipt of shares in settlement of a zero-book value financial instrument held with a third party. This income was partially offset by impairments, including $4.8 million of impairments in non-marketable investments accounted for under the equity method and net losses on foreign currency of $5.7 million for the year ended December 31, 2019.
Income Tax Expense (Benefit)

(in millions)	2020	2019	% change
Income (loss) before income taxes	$439.5	$(77.8)	+665%
Income tax expense (benefit)	80.3	(36.3)	+321%
Net income (loss)	$359.2	$(41.5)
Effective tax rate	18.3%	46.7%
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2020 and 2019, our effective tax rates were 18.3% and 46.7%, respectively. The comparison is impacted by pre-tax book income which was higher in 2020 reflecting higher operating income in the current year due to the significant demand for solutions used in COVID-19 testing. This compares to pre-tax book loss in 2019 which reflects the restructuring charges incurred during the third quarter of 2019. Additionally, we record partial tax exemptions on foreign income primarily derived from operations in Germany, the Netherlands and Singapore. These foreign tax benefits are due to a combination of favorable tax laws, rules, and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable or partially exempt. During 2020, we have intercompany financing arrangements through Dubai, and through mid-2019 had arrangements through Luxembourg and Ireland.
See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors.
Year Ended December 31, 2019, Compared to 2018
Refer to Item 5 in our December 31, 2019 Annual Report on Form 20-F for discussion of the year ended December 31, 2019, compared to 2018.
Foreign Currencies
QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions is included in other income, net, and in 2020, 2019 and 2018 was $4.1 million, $5.7 million, and $12.3 million, respectively.
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
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2020, we had cash and cash equivalents of $598.0 million and short-term investments of $117.2 million. As of December 31, 2019, we had cash and cash equivalents of $623.6 million, restricted cash of $5.7 million and short-term investments of $129.6 million. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2020, cash and cash equivalents had decreased by $31.4 million from December 31, 2019, primarily as a result of cash used in investing activities of $443.3 million and cash used financing activities of $50.1 million, partially offset by cash provided by operating activities of $457.8 million. As of December 31, 2020 and 2019, we had working capital of $1.05 billion and $618.9 million, respectively.
Cash Flow Summary

(in millions)	2020	2019
Net cash provided by operating activities	$457.8	$330.8
Net cash used in investing activities	$(443.3)	$(222.3)
Net cash used in financing activities	$(50.1)	$(639.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$4.2	$0.8
Net decrease in cash, cash equivalents and restricted cash	$(31.4)	$(529.7)
Operating Activities. For the years ended December 31, 2020 and 2019, we generated net cash from operating activities of $457.8 million and $330.8 million, respectively. While net income was $359.2 million in 2020, non-cash components in income included $205.0 million of depreciation and amortization, a gain of $121.8 million on sales of investments primarily related to the sale of the investment in ArcherDX as discussed in Note 10 "Investments", $42.3 million of amortization of debt discount and issuance costs and $40.9 million of share-based compensation expense. Operating cash flows include a net decrease in working capital of $130.2 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories in order to meet the increase in demand and decreased accrued and other current liabilities following cash payments made in connection with the 2019 restructuring measures. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $443.3 million of cash was used in investing activities during 2020, compared to $222.3 million during 2019. Investing activities during 2020 consisted principally of $239.6 million in cash paid for acquisitions, net of cash acquired primarily for NeuMoDx, $171.5 million paid for intangible assets including $135.9 million of the remaining milestone payments for the digital PCR assets acquired from Formulatrix in 2019, $132.8 million in cash paid for purchases of property and equipment which includes the investments we are making in expanded production capacity, $53.4 million paid for collateral assets and $49.8 million for purchases of short-term investments. This was partially offset by $181.2 million from the sale of short-term investments and $25.6 million net proceeds from sales of investments in privately held companies as discussed in Note 10 "Investments".
Cash used in investing activities during 2019 includes $156.9 million paid for intangible assets primarily related to the asset acquisition from Formulatrix, $294.0 million for purchases of short-term investments and $118.0 million purchases of property, plant and equipment partially offset by $396.1 million from the sale of short-term investments.
Financing Activities. For the year ended December 31, 2020, cash used in financing activities was $50.1 million compared to cash provided by financing activities of $639.1 million in 2019. Financing activities during 2020 consisted primarily of net payments of $468.6 million in connection with the final conversion, redemption and termination of the 2021 Cash Convertible Notes and warrants as discussed further in Note 16 "Debt" as well as $64.0 million for repurchases of QIAGEN shares. This was partially offset by $497.6 million in proceeds from issuance of the 2027 Zero Coupon Convertible Notes.
In 2019, cash used in financing activities totaled $639.1 million primarily due to $506.4 million repayments of long-term debt and repurchases of QIAGEN shares totaled $74.5 million in 2019.
Other Factors Affecting Liquidity and Capital Resources
As of December 31, 2020, we carry $1.9 billion of long-term debt, of which $42.5 million is current.
In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt".
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes). Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.
Additionally in 2017, we completed a German private placement consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 16 "Debt".

In December 2020, we obtained a €400 million syndicated revolving credit facility with a contractual life of three years with the ability to extend by one year two times. No amounts were utilized at December 31, 2020. The facility can be utilized in Euro and bears interest of 0.525% to 1.525% above EURIBOR, and is offered with interest periods of one, three or six months. The interest rate is linked to our environmental, social and governance (ESG) performance. We have additional credit lines totaling €27.0 million with no expiration date, none of which were utilized as of December 31, 2020.
In March 2014, we issued Cash Convertible Senior Notes of which $0.2 million remains outstanding as of December 31, 2020 and will be repaid at maturity on March 19, 2021.
In October 2012, we completed a U.S. private placement with three series at a weighted average interest rate of 3.66%. The following two series remain outstanding at December 31, 2020: (1) $300 million 10-year term due in 2022 (3.75%); and (2) $27 million 12-year term due in 2024 (3.90%).
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $26.6 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 20 "Commitments and Contingencies".
In May 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2020, we repurchased 1.3 million QIAGEN shares for $64.0 million (including transaction costs). This program ended in December 2020. Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Off-Balance Sheet Arrangements
We did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2020, 2019 and 2018.
Contractual Obligations
As of December 31, 2020, our future contractual cash obligations are as follows:

Contractual Obligations (in millions)	Payments Due by Period
	Total	2021	2022	2023	2024	2025	Thereafter
Long-term debt (1)	$1,980.0	$64.7	$505.3	$370.2	$578.9	$0.3	$460.7
Purchase obligations	250.8	199.8	42.6	5.4	3.0	—	—
Operating leases	117.0	25.4	21.0	16.3	10.8	6.7	36.9
License and royalty payments	30.0	10.0	7.2	4.5	2.6	2.3	3.4
Total contractual cash obligations	$2,377.9	$299.9	$576.1	$396.3	$595.3	$9.3	$501.0
(1) Amounts include required principal, stated at the current carrying values, and interest payments.
In addition to the above, and pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $26.6 million based on the achievement of certain revenue and operating results milestones as follows:

(in millions)
2021	$8.9
2022	17.7
$26.6
Of the $26.6 million total contingent obligation, we have assessed the fair value at December 31, 2020 to be $23.6 million which is included in accrued and other current liabilities in the accompanying consolidated balance sheet.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $104.9 million as of December 31, 2020 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.
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
We have made several acquisitions of businesses in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of acquired in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating projected revenue and related growth rates, estimating future cash flows, estimating customer attrition rates and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

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
Additionally, our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
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

Item 6.Directors, Senior Management and Employees
Managing Directors and Supervisory Directors are appointed annually for the period beginning on the date following the Annual General Meeting of our shareholders up to and including the date of the Annual General Meeting held in the following year.
Our Supervisory Directors and Managing Directors for the year ended December 31, 2020 and their ages as of January 31, 2021, are as follows:
Managing Directors:

Name	Age	Position
Thierry Bernard	56	Managing Director, Chief Executive Officer
Roland Sackers	52	Managing Director, Chief Financial Officer

Supervisory Directors:

Name (1)	Age	Position
Stéphane Bancel	48	Supervisory Director, Member of the Audit Committee
Dr. Metin Colpan	66	Supervisory Director, Chair of the Science and Technology Committee and Member of the Selection and Appointment Committee
Dr. Ross L. Levine	49	Supervisory Director and Member of the Science and Technology Committee
Dr. Elaine Mardis	58	Supervisory Director, Member of the Science and Technology Committee and Member of the Compensation Committee
Lawrence A. Rosen	63	Chair of the Supervisory Board, Chair of the Audit Committee, Chair of the Selection and Appointment Committee and Member of the Compensation Committee
Elizabeth E. Tallett	71	Supervisory Director, Chair of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
 ____________________
(1) Dr. Håkan Björklund stepped down from his roles as Chair of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee effective August 21, 2020.
The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Managing Directors and Chief Executive Officer
Thierry Bernard, 56, joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020, after having previously served in this role on an interim basis. In June 2020, he became a member of the Managing Board. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a current member of the boards of directors of First Light Biosciences, Inc., Huttopia SA and T2 Biosystems, Inc. He is a former member of the board of HepatoChem and Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors.
Roland Sackers, 52, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. In 2019, he joined the supervisory board of Evotec SE and is chairman of the audit committee. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Supervisory Directors
Stéphane Bancel, 48, joined the Supervisory Board in 2013 and has been a member of the Audit Committee since 2014. He was a member of the Compensation Committee from 2013 through July 2020 and a member of the Science and Technology Committee from 2014 through July 2020. He is Chief Executive Officer of Moderna, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing 24 drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Håkan Björklund, 64, joined the Supervisory Board Member in March 2017 and was Chair of the Supervisory Board from June 2018 until he stepped down in August 2020.

Dr. Metin Colpan, 66, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of CGR GmbH in Mettmann, Germany and Heilpflanzenwohl AG in Baar, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany and Qalovis Farmer Automatic Energy GmbH, in Laer, Germany.
Dr. Ross L. Levine, 49, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Dr. Elaine Mardis, 58, joined the Supervisory Board in 2014. She is also a member of the Science and Technology Committee and the Compensation Committee. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is the immediate past President of the American Association for Cancer Research, and has scientific advisory roles at Kiadis Pharmaceuticals N.V., PACT Pharma LLC, and Scorpion Therapeutics LLC. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma. She is an elected member of the U.S. National Academy of Medicine.
Lawrence A. Rosen, 63, joined the Supervisory Board in 2013 and was appointed Chair in 2020. He is also Chair of the Audit Committee and Chair of the Selection and Appointment Committee, in addition to being a member of the Compensation Committee. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the board of Lanxess AG and previously served on the board of Postbank AG from 2009 until 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 71, joined the Supervisory Board, as well as the Audit Committee and Compensation Committee, in 2011. She is a member of the Selection and Appointment Committee, and since 2016 has served as Chair of the Compensation Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Anthem, Inc. (where she is currently Chair), Principal Financial Group, Inc. (where she is retiring from in May 2021), Meredith Corp. and Moderna, Inc. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania.
Dr. Toralf Haag, 54, joined the Supervisory Board and the Audit Committee in January 2021. He has served since October 2018 as Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA in Germany, a global technology company with more than EUR 4 billion in annual sales and over 19,000 employees. Before joining Voith in October 2016 as Chief Financial Officer, Dr. Haag served for more than 11 years as CFO and Member of the Executive Committee of Lonza

Group AG since August 2005. He began his career in 1994 as the personal assistant to the CEO of Thyssen Handelsunion AG after earning a degree in Business Administration from the University of Augsburg and a Ph.D. at the University of Kiel.
Compensation of Managing Board Members and Supervisory Directors
Managing Board Remuneration policy
The objective of the Remuneration Policy for the Managing Board is to ensure a fair compensation in line with market conditions for the most talented, qualified leaders. This enables us to achieve our strategic initiatives and operational excellence. The Remuneration Policy aligns remuneration to reward individual performance as well as the overall performance of QIAGEN, and to foster sustainable growth and value creation.
The Remuneration Policy and overall remuneration levels are benchmarked regularly against a selected group of companies in key markets in which QIAGEN operates to ensure overall competitiveness. We participate in various compensation benchmarking surveys in which companies provide information on the level, as well as the structure, of compensation awarded for a broad range of positions around the world.
Remuneration of Managing Board members consists of a combination of base salary, short-term variable cash award and elements of long-term incentives. In addition, the members of the Managing Board can receive pension arrangements and other benefits in line with market practices. The total target remuneration package of the Managing Board members is appropriately set with consideration of a variety of factors that include external benchmarks and the individual’s experience as well as the complexity of the position, scope and areas of responsibilities. This applies for all compensation components, both individually and in total.
The structure of the remuneration package for the Managing Board members is designed to balance incentives for short-term operational performance with incentives for long-term sustainable value creation while considering the interests of shareholders and other stakeholders. This means that a significant portion of total remuneration consists of variable awards, which can differ substantially from year to year and depend on the achievement of corporate goals as well as individual performance.
The Remuneration Policy for the Managing Board is generally aligned and consistent with the framework for remuneration of other senior managers of QIAGEN.
The current Remuneration Policy for the Managing Board was adopted by the General Meeting of Shareholder in 2014. A revised Remuneration Policy which considers changes to market trends, best practices and benchmarks, and an increased level of disclosure in line with best practices will be on the agenda for the General Meeting of Shareholders in 2021.
Managing Board compensation
The compensation granted to the members of the Managing Board in 2020 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included long-term equity incentives that were awarded based on individual performance as well as equity awards in lieu of the value of the annual cash bonus.
The Remuneration Policy provides that annual regular equity-based compensation grants to members of the Managing Board will primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations.
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

For the year ended December 31, 2020, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Managing Board Member	Fixed Salary	Variable Cash Bonus	Other (1)	Total	Benefit Plans	Stock Units Granted
Thierry Bernard	$900,000	1,492,000	18,000	$2,410,000	$90,000	140,000
Roland Sackers	$570,500	366,000	41,000	$977,500	$77,500	120,000
____________________
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
Supervisory Board Remuneration Policy
At the Annual General Meeting of Shareholders in 2020, a Remuneration Policy for the Supervisory Board was adopted. The objective of the Remuneration Policy is to attract, retain, and motivate high-qualified Supervisory Board members, taking into account the Company's identity, mission, values, strategic initiatives and value creation. It focuses on achieving a total remuneration level, both short-term and long term, which is comparable with levels provided by other European and United
States-based companies.
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
The Supervisory Board compensation for 2020 consists of fixed retainer compensation and additional retainer amounts for Chair and Vice Chair. Annual remuneration of the Supervisory Board members is as follows:

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
For the year ended December 31, 2020, the Supervisory Board members received the following compensation:

Supervisory Board Member	Fixed Remuneration	Committee Chair	Committee Membership	Total (1)	Restricted Stock Units
Stéphane Bancel	$57,500	—	23,500	$81,000	9,426
Dr. Håkan Björklund(2)	$100,000	8,000	7,300	$115,300	9,426
Dr. Metin Colpan	$57,500	12,000	6,000	$75,500	9,426
Dr. Ross L. Levine	$57,500	—	6,000	$63,500	9,426
Dr. Elaine Mardis	$57,500	—	9,700	$67,200	9,426
Lawrence A. Rosen	$88,300	29,000	5,500	$122,800	9,426
Elizabeth E. Tallett	$57,500	18,000	21,000	$96,500	9,426

 ____________________
(1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
(2) Dr. Håkan Björklund stepped down from his roles as Chair of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee effective August 21, 2020.
Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees were comprised of the following members in 2020:

Name of Supervisory Director	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	●
Dr. Metin Colpan			●	● (Chair)
Dr. Ross L. Levine				●
Dr. Elaine Mardis		●		●
Lawrence A. Rosen	● (Chair)	●	● (Chair)
Elizabeth E. Tallett	●	● (Chair)	●

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
Audit Committee
The Audit Committee consists of three members and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as referred to in the Dutch Decree on Audit Committees (Besluit instelling audit committee). The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2020 and met with the external auditor excluding members of the Managing Board in July and October 2020. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.

Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee consists of three members and members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2020.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Members of the Selection and Appointment Committee are appointed by the Supervisory Board and serve for a one-year term. Following the departure of Dr. Björklund, the Supervisory Board discussed the composition of the Supervisory Board during Supervisory Board meetings and teleconferences. The Selection and Appointment committee met five times in 2020.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The members of the Science and Technology Committee are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2020.
Share Ownership
The following table sets forth certain information as of January 31, 2021 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Thierry Bernard, United States	50,343	(3)	*
Roland Sackers, Germany	170,000	(4)	*
Stéphane Bancel, United States	15,926	(5)	*
Dr. Metin Colpan, Germany	1,172,698	(6)	0.51%
Dr. Toralf Haag, Germany	700		*
Dr. Ross L. Levine, United States	2.151	(7)	*
Dr. Elaine Mardis, United States	—	(8)	—
Lawrence A. Rosen, United States	—	(9)	—
Elizabeth Tallett, United States	28,668	(10)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2021.

(1)The number of Common Shares outstanding as of January 31, 2021 was 227,871,296. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)Does not include Common Shares subject to options or awards held by such persons at January 31, 2021. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)Does not include 61,590 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)Does not include 88,299 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)Includes 357,893 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 10,860 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)Does not include 3,946 shares issuable upon the release of unvested stock awards that could become released within 60 days from the date of this table.
(8)Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(10)Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
The following table sets forth the options of our officers and directors as of January 31, 2021:

Name	Number of Options	Expiration Date	Exercise Price
Elizabeth E. Tallett	1,563	2/28/2022	$15.59
Employees
As of December 31, 2020, we employed 5,610 individuals, of which 16% worked in research and development, 39% in sales, 28% in production, 6% in marketing and 11% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	210	575	392	71	80	1,328
Europe, Middle East & Africa	642	825	1,030	177	385	3,059
Asia Pacific, Japan & Rest of World	50	792	144	82	155	1,223
December 31, 2020	902	2,192	1,566	330	620	5,610
At December 31, 2019 and 2018, we employed 5,096 and 4,952 individuals, respectively.
As a company headquartered in the European Union, freedom of association and collective bargaining are cornerstones of the good relationship between management and representatives of employees. A significant portion of workforce is employed in the Organization for Security and Co-Operation in Europe (OSCE) member states and in all regions where we operate, we comply with all applicable laws regarding freedom of association and collective bargaining and respect local laws and regulations concerning labor relations.
We strive to respect and promote human rights and our commitment on this issue can be found in our Human Rights Policy available on our website. This policy is communicated to all employees globally on an ongoing basis via the company intranet and also given to newly hired employees. We strive to foster an open-door workplace culture where employees are able to approach management and/or Human Resources about their concerns without fear of retaliation. Our policy states that employees may communicate openly with management regarding their working conditions without threat of reprisal, intimidation or harassment.
Depending on local law and custom, there are different types of employment ranging from long-term fixed contracts to temporary positions, also including flexible time and programs for parents returning from childcare. In 2020, part-time employees represented 3.0% of our workforce (2019: 3.0%) and temporary employees represented 2.1% with QIAGEN contract / fixed-term work contract (2019: 1.24%).
Management believes that its relations with regional labor unions and employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 14.4 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2020.
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
As of January 31, 2021, there were 0.3 million options outstanding with exercise prices ranging between $14.91 and $21.87 and expiring between May 31, 2021 and May 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 5.1 million stock unit awards outstanding as of January 31, 2021. These awards will be released between February 15, 2021 and May 31, 2028. As of January 31, 2021, 1.4 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Item 7.Major Shareholders and Related Party Transactions
The following table sets forth certain information concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States and United Kingdom	34,350,924	(2)	15.07%
Massachusetts Financial Services Company, United States and Canada	11,783,002	(3)	5.17%
 ____________________
(1)The percentage ownership was calculated based on 227,985,334 Common Shares outstanding as of December 31, 2020.
(2)Of the 34,350,924 shares attributed to BlackRock, Inc., it has sole voting power over 32,239,657 and sole dispositive power over all 34,350,924 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 26, 2021, which reported ownership as of December 31, 2020.

(3)Of the 11,783,002 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 9,404,989 and sole dispositive power over all 11,783,002 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 11, 2021, which reported ownership as of December 31, 2020.
Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2021, there were 95 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2021, the officers and directors of QIAGEN as a group beneficially owned 1.4 million Common Shares, or 0.6% of the then outstanding Common Shares.
Related Party Transactions
For information on related party transactions, see Note 24 "Related Party Transactions" of the Notes to Consolidated Financial Statements.

Item 8.Financial Information
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. QIAGEN GmbH, our subsidiary located in Hilden, Germany, has conducted limited business with certain Iranian and Syrian entities consisting of sales for our consumables and instrumentation products. In 2020, sales to Iran totaled $0.6 million, or approximately 0.03% of our consolidated net sales and sales to Syria totaled $92,000. These transactions were processed in compliance with German and European Union customs regulations; and do not include any products that are “dual-use” products or products requiring special clearance from the German customs authorities.
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
In light of the nature of the products concerned, we do not currently anticipate any change in activities in Iran that would result in a material impact on QIAGEN.

Item 9.The Offer and Listing
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

	High ($)	Low ($)
Annual:
2016	28.84	19.94
2017	36.34	27.40
2018	39.45	30.78
2019	43.16	25.04
2020	55.27	32.97

	High ($)	Low ($)
Quarterly 2019:
First Quarter	40.77	33.52
Second Quarter	41.55	35.61
Third Quarter	40.93	32.36
Fourth Quarter	43.16	25.04
Quarterly 2020:
First Quarter	42.41	32.97
Second Quarter	44.41	39.05
Third Quarter	52.86	42.48
Fourth Quarter	55.27	45.33
Quarterly 2021:
First Quarter (through February 2021)	59.00	49.14

	High ($)	Low ($)
Monthly:
September 2020	52.51	46.39
October 2020	55.27	47.12
November 2020	51.77	45.33
December 2020	53.27	47.42
January 2021	54.78	50.64
February 2021	59.00	49.14

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

	High (EUR)	Low (EUR)
Annual:
2016	27.26	17.76
2017	31.52	25.41
2018	34.05	25.22
2019	39.19	22.54
2020	46.95	29.55

	High (EUR)	Low (EUR)
Quarterly 2019:
First Quarter	36.19	29.19
Second Quarter	37.03	31.66
Third Quarter	36.32	29.21
Fourth Quarter	39.19	22.54
Quarterly 2020:
First Quarter	38.75	29.55
Second Quarter	39.80	36.11
Third Quarter	45.44	37.92
Fourth Quarter	46.95	36.00
Quarterly 2021:
First Quarter (through February 2021)	46.45	40.55

	High (EUR)	Low (EUR)
Monthly:
September 2020	45.44	39.34
October 2020	46.95	40.25
November 2020	44.08	36.00
December 2020	43.65	39.20
January 2021	45.35	41.56
February 2021	46.45	40.55

Item 10.Additional Information
Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on January 17, 2020 (the Articles), and Dutch law, where appropriate. The Dutch Corporate Governance Code, (the Dutch Code), contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for long-term value creation, risk control, effective management and supervision, remuneration and the relationship with Shareholders, including the General Meeting, and other stakeholders. The Dutch Code was lastly amended in 2016. This amended Dutch Code is applicable as from January 1, 2017 and replaces the 2008 Code. A listed company should either comply with, or if not, explain in its annual report why and to what extent it does not comply, with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.
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
Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The current remuneration policy of the Managing Board has been adopted in our Annual General Meeting on June 25, 2014.
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
Under our Articles, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee with due observance of the remuneration policy for Supervisory Directors as adopted at the 2020 Annual General Meeting. Under the Dutch Code, any shares held by a Supervisory Director in the Company on whose board he or she sits should be long-term investments.

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
Common Shares
Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam.

The transfer of registered shares requires that a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name).
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
On June 30, 2020, the General Meeting resolved to authorize the Supervisory Board until December 30, 2021 to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent of the shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019.
The General Meeting subsequently resolved to grant the authority to restrict or exclude pre-emptive rights until December 30, 2021. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to (i) no more than 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2019 increased by (ii) solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances an additional 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2019.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 30, 2020, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 30, 2020 until December 30, 2021, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
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
Financial Year, Annual Accounts and Independent Registered Public Accounting Firm
Our financial year coincides with the calendar year. Dutch law requires that within four months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an Independent Registered Public Accounting Firm. The annual report is submitted to the Annual General Meeting for adoption.
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 30, 2020, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2020.

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
(i)the transfer of our enterprise or practically our entire enterprise to a third party;
(ii)the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of a far-reaching significance for us; and
(iii)the acquisition or divestment by us or one of our subsidiaries (dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.
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
Taxation
The following is a general summary of certain material United States federal income tax consequences to holders of our Common Shares who are “U.S. Holders” (as such term is defined below) and certain material Netherlands tax consequences to holders of our Common Shares who are “non-resident Shareholders” or “Shareholders” (as each term is defined below). This summary does not discuss every aspect of such taxation that may be relevant to such holders. Therefore, all prospective purchasers of our Common Shares described above are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, as well as The Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to tax consequences for U.S. Holders under United States law and Ernst & Young Belastingadviseurs LLP with respect to tax consequences for non-resident Shareholders or Shareholders under Netherlands law.
The statements of The Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or The Netherlands law, or in the taxation conventions concluded by the United States and The Netherlands, occurring after such date.
Netherlands Tax Considerations
The following describes the material tax consequences under Netherlands law of an investment in our Common Shares. Such description is based on current understanding of Netherlands tax law currently in force as interpreted under officially published case law and in published policy, and is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax laws (a “non-resident Shareholder” or “Shareholder”).
Dividend Withholding Tax
General. Upon distribution of dividends, we are obligated to withhold 15% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity instruments for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax, unless derived from our paid-in share premium that is recognized as equity for Netherlands tax purposes.
No withholding tax should apply on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates. A disposition of our Common Shares to QIAGEN or to our affiliates should in general be subject to withholding tax.

A domestic exemption from Netherlands withholding tax may apply when dividends are paid to a corporate Shareholder that own 5% or more of our Common Shares and qualifying as beneficial owner and is solely resident in an EU/EEA Member State or in a country with which The Netherlands has concluded a tax convention that includes a dividend article. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose or one of the main purposes to avoid tax for another person and the structure is considered artificial (i.e. not put into place for valid commercial reasons that reflect economic reality). This domestic exemption may under conditions further not apply in case of hybrid mismatches.
A corporate Shareholder may also be eligible for a reduction or a refund of Netherlands dividend withholding tax under Netherlands tax law, or under a tax convention that is in force between the country of residence of the Shareholder and The Netherlands.
Specific for U.S. Shareholders. The regular 15% withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot apply the Dutch domestic exemption (as explained above), withholding tax on dividends may still be reduced to 5% or 0% if the recipient is entitled to benefits under the Tax Convention between The Netherlands and the United States (the “Convention”), and the relevant specific conditions are met. Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the Convention.
Dividend Stripping. A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between The Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is amongst others not considered to be the beneficial owner of a dividend in an event of “dividend stripping”. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred in return for a consideration his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining an interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions in exchange for a consideration.
Income Tax and Corporate Income Tax
General. A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:
a. the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;
b. the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in The Netherlands tax law) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”, or, in case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose or one of the main purposes to avoid Netherlands income tax for another person or cannot be considered artificial. An arrangement or series of arrangements are considered artificial to the extent not put in place for valid commercial reasons that reflect economic reality; and
c. the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.
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

Specific for U.S. Shareholders
U.S. Shareholders that do not own a substantial interest should not be subject to Dutch Personal Income Tax or Dutch Corporate Income Tax. For U.S. Shareholders that do own a substantial interest, Dutch Personal Income Tax of Dutch Corporate Income Tax could be due. However, U.S. Shareholders that are entitled to benefits of the Convention may be eligible for a tax reduction.
Gift and Inheritance Tax
A gift or inheritance of our Common Shares from a non-resident Shareholder should generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder is not considered a (deemed) resident of The Netherlands. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either The Netherlands or the United States.
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
This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
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
Taxation of Dividends
Subject to the discussion below under “Passive Foreign Investment Company Status,” the sum of any cash plus the fair market value of any property that we distribute (before reduction for Netherlands withholding tax) to a U.S. Holder with respect to our Common Shares generally will be included in the U.S. Holder’s gross income as a dividend, taxable as ordinary income from foreign sources to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to a reduced rate of tax if certain conditions are met including the following: QIAGEN must not be classified as a "passive foreign investment company" (“PFIC”) (discussed below), QIAGEN must be a “qualified foreign corporation” (as defined below), the U.S. Holder must satisfy a holding period requirement, and the distribution must not be treated to the U.S Holder as “investment income” for purposes of the investment interest deduction rules. A “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends on our Common Shares will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.
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
Disposition of our Common Shares
Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such capital gain or loss generally will be subject to U.S. federal income tax. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in Common Shares generally will equal the cost of such shares.
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation (the “look-through rule”). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2018, December 31, 2019, and December 31, 2020, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Backup Withholding and Information Reporting
U.S. backup withholding and information reporting requirements generally apply to payments made to non-corporate holders of Common Shares that are paid within the United States or through certain U.S. related financial intermediaries. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Common Shares by a paying agent within the United States (or through certain U.S. related financial intermediaries) to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States (or through certain U.S. related financial intermediaries) will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Common Shares to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.
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
Foreign Financial Asset Reporting
Certain U.S. Holders who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (on IRS Form 8938) (higher thresholds apply to married individuals filing a joint return and certain individuals residing outside of the United States). Persons who fail to timely furnish the required information may be subject to substantial penalties. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. U.S. Holders (including entities) should consult their own tax advisors regarding their reporting obligations and the possible application of such reporting obligations to the holding of Common Shares.

Documents on Display
Documents referred to in this Annual Report may be inspected at our principal executive office located at Hulsterweg 82, 5912 PL Venlo, The Netherlands.

Item 11.Quantitative and Qualitative Disclosures About Market Risk
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
Interest Rate Risk
At December 31, 2020, we had $598.0 million in cash and cash equivalents as well as $117.2 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2020. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2020, we had $1.9 billion in long-term debt. Through the use of interest rate derivatives we have swapped $127.0 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.
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

Item 12.Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.Controls and Procedures
Disclosure Controls and Procedures
Our Managing Director, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that as of December 31, 2020, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2020, our internal control over financial reporting is effective. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of NeuMoDx Molecular, Inc, which is included in the 2020 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 6.31% of total assets as of December 31, 2020 and 0.53% of revenues for the year then ended. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2020, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2020. Their report is included in this Annual Report on Form 20-F on page F-2.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert
The Supervisory Board has designated Mr. Lawrence Rosen as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Mr. Rosen is “independent” as defined under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual as applicable to Audit Committees.

Item 16B.Code of Ethics
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

Item 16C.Principal Accountant Fees and Services
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
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2020	2019
Audit fees	$2.9	$2.5
-Consolidated financial statements	2.3	1.8
-Statutory financial statements	0.6	0.7
Audit-related fees	0.1	0.2
Tax and other fees	—	—
Total	$3.0	$2.7
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission. In 2020, audit fees include fees related to the acquisition of NeuMoDx Molecular, Inc. and capital market transactions.
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

Item 16D.Exemptions From the Listing Standards for Audit Committees
Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans.

On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2020, we repurchased 1.3 million QIAGEN shares for $64.0 million (including transaction costs). This program ended on December 17, 2020.

Period	(a)Total number of shares purchased	(b)Average price paid per share in $(1)	(c) Total number of shares purchased as part of publicly announced plans and programs	(d) Approximate dollar value of shares that may yet be purchased under these plans and programs (in $ millions)(2)
November 1-30, 2020	965,255	$46.76	965,255	$54.9
December 1-31, 2020	380,646	$49.54	380,646	$—
Total	1,345,901	$47.55	1,345,901
(1)The average price paid per share of stock repurchased under the stock repurchase program includes the commissions paid to the brokers.
(2)The approximate value of shares that may yet be purchased under these plans and programs does not include commissions that may be paid to brokers in connection with such purchases.

Item 16F.Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.Corporate Governance
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2020. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2020, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. In 2020, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the

Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least ten percent of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2020.
Furthermore, pursuant to the Dutch implementation of the Shareholders Rights Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards Board and approved by the European Commission) require the approval of the Supervisory Board, or, if all Supervisory Directors are involved in such transaction, the General Meeting of Shareholders.
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
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General Meeting in 2020, KPMG Accountants N.V. was appointed as external auditor for the Company for 2020 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is

KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2020 contained in this annual report.
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
Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Dr. Metin Colpan has joined the Supervisory Board in 2004 and Ms. Elizabeth Tallett has been a Supervisory Board member since 2011. We highly value the scientific and commercial experience of Dr. Colpan and his in-depth knowledge of QIAGEN and the broad industry knowledge, management and board experience of Ms. Tallett. QIAGEN therefore supports the reappointment of Dr. Colpan and Ms. Tallett beyond the eight-year term as recommended by the Dutch Code.
2.    Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.
While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2020, our multicultural workforce was composed of at least 80 nationalities with an average age of 40.1. With 48.4% women, we are well balanced in terms of gender on an aggregate level. Information on the composition of our Managing and Supervisory Boards can be found in Item 6.
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
NYSE Exemptions
Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:
•QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.
•QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.
Further Information
For additional information regarding our Boards, including the Audit and other Committees of our Supervisory Board, please refer to the discussion in Item 6 above.

Item 16H.Mine Safety Disclosure
Not applicable.

PART III

Item 17.Financial Statements
See Item 18.

Item 18.Financial Statements
See pages F-1 through F-53 included herein.

(A)The following financial statements, together with the reports of KPMG thereon, are filed as part of this annual report:

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notarial deed as of January 17, 2020 (English translation)

2.1	$400 Million Note Purchase Agreement dated as of October 16, 2012 (Filed as Exhibit 2.9) (2)

2.2	2021 Bonds Indenture dated March 19, 2014 (Filed as Exhibit 2.8) (3)

2.3	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017 (Filed as Exhibit 2.11) (6)

2.4	2023 Bonds Indenture dated September 13, 2017 (Filed as Exhibit 2.13) (6)

2.5	2023 Form of Warrant Confirmation dated September 6, 2017 (Filed as Exhibit 2.14) (6)

2.6	2023 Form of Bond Hedge Confirmation dated September 6, 2017 (Filed as Exhibit 2.15) (6)

2.7	2024 Bonds Indenture dated November 13, 2018 (Filed as Exhibit 2.17) (7)

2.8	2024 Form of Warrant Confirmation dated November 6, 2018 (Filed as Exhibit 2.18) (7)

2.9	2024 Form of Bond Hedge Confirmation dated November 6, 2018 (Filed as Exhibit 2.19) (7)

2.11	Description of Securities (Filed as Exhibit 2.12) (8)

*2.12	Global Bearer Bond Representing Convertible Bonds due 2027 dated as of December 17, 2020

*2.13	Purchase Agent Agreement dated as of December 10, 2020

*2.14	Subscription Agreement dated as of December 10, 2020

4.1	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (4)

4.2	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (5)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Thierry Bernard, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Thierry Bernard, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*101	Inline XBRL Interactive Data File

*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
 ____________________
*    Filed herewith.
(1)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2017.
(2)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 4, 2013.
(3)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2015.
(4)Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.
(5)Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.
(6)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2018.
(7)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2019.
(8)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2020.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 4, 2021
		By:	/s/ Thierry Bernard
Thierry Bernard, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
QIAGEN N.V.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, in 2020 the Company has changed its method of accounting for expected credit losses on financial instruments and other commitments due to the adoption of Accounting Standards Codification Topic 326 – Measurement of Credit Losses on Financial Instruments. In 2019, the Company has changed its method for accounting for leases due to the adoption of Accounting Standards Codification Topic 842 – Leases.
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
Assessment of unrecognized tax benefits
As discussed in Note 17 to the consolidated financial statements, the Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. The Company initially recognizes and subsequently measures the unrecognized tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. As at 31 December 2020, the Company recorded unrecognized tax benefits of $100.1m.

We identified the assessment of unrecognized tax benefits as a critical audit matter. Complex auditor judgment and specialized skills and knowledge were required in evaluating the Company’s interpretation and application of tax laws in the jurisdictions where it operates and its estimate of the ultimate resolution of the tax position.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s unrecognized tax benefit process, including controls related to (1) its interpretation and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and (2) its determination of the estimate for the associated unrecognized tax benefit. We inspected the Company’s legal composition to identify and assess changes in operating structures and financing arrangements. We inquired of the Company’s tax department in combination with inspecting correspondence with the responsible tax authorities with respect to the results of inspections by tax authorities. We involved tax and transfer pricing professionals with specialized skills and knowledge, who assisted in:
–analyzing the Company’s interpretation and application of multi-jurisdictional tax laws, and changes thereto, and its impact on the unrecognized tax benefit by reading advice obtained from the Company’s external specialists,
–inspecting the lapse of statute of limitations and settlements with tax authorities over a selection of unrecognized tax benefits to evaluate the amount in the settlement documents compared to the unrecognized tax benefit, and
–inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives.
Initial measurement of fair value of developed technology and in-process research and development assets related to a business combination
As discussed in Note 1 and 5 to the consolidated financial statements, in September 2020, the Company acquired the remaining 80.1% shares of NeuMoDx Molecular, Inc. (“NeuMoDx”) for a purchase price of $239.4m, net of cash acquired. In allocating the purchase price, the Company recognized intangible assets at fair value in the amount of $157.2m, including developed technology ($101.0m) and in-process research and development (IPR&D) assets ($55.0m), and goodwill in the amount of $157.6m.
We identified the assessment of the initial measurement of fair value of developed technology and IPR&D acquired in the NeuMoDx business combination as a critical audit matter. Evaluating the key fair value assumptions, including the projected revenue and related growth rates, the estimated customer attrition rates and discount rates, involved a high degree of auditor judgment. Minor changes in those assumptions could have a significant effect on the determination of fair value. In addition, the audit effort required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s acquisition-date fair value measurement process of intangible assets, including the development of the key assumptions. We evaluated the growth rates used by the Company to determine projected revenue by comparing them to industry benchmarks and publicly available data. We assessed the customer attrition rates by comparing it to historical data of the Company. We involved valuation professionals with specialized skills and knowledge, who assisted in:
–performing sensitivity analyses to assess the impact of possible changes to the key assumptions on the fair value of these intangible assets, and
–developing an estimated range of fair values of the intangible assets acquired using the Company’s key assumptions and an independently developed range of discount rates using publicly available market data for comparable entities and comparing them to the Company’s selected discount rates.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2015.
Düsseldorf, Germany
March 4, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
QIAGEN N.V.:

Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V.’s and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements), and our report dated March 4, 2021 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired NeuMoDx Molecular, Inc. during 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, NeuMoDx Molecular, Inc.’s internal control over financial reporting associated with 6.31% of total assets and 0.53% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of NeuMoDx Molecular, Inc.
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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 4, 2021

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

		As of December 31,
	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents	(3)	$597,984	$623,647
Restricted cash	(3)	—	5,743
Short-term investments	(7)	117,249	129,586
Accounts receivable, net of allowance for credit losses of $27,052 in 2020 and allowance for doubtful accounts of $12,115 in 2019	(3, 24)	380,519	385,117
Income taxes receivable		59,335	42,119
Inventories, net	(3)	291,181	170,704
Prepaid expenses and other current assets (of which $25,429 and $13,697 in 2020 and 2019 due from related parties, respectively)	(8, 24)	206,921	105,464
Fair value of derivative instruments - current	(14)	14,127	107,868
Total current assets		1,667,316	1,570,248
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $630,443 and $699,130 in 2020 and 2019, respectively	(9)	559,372	455,243
Goodwill	(11)	2,364,031	2,140,503
Intangible assets, net of accumulated amortization of $809,724 and $776,520 in 2020 and 2019, respectively	(11)	726,194	632,434
Deferred income tax assets	(17)	54,879	56,542
Fair value of derivative instruments - long-term	(14)	379,080	192,266
Other long-term assets (of which $9,594 and $16,830 in 2020 and 2019 due from related parties, respectively)	(10, 12, 24)	161,658	188,380
Total long-term assets		4,245,214	3,665,368
Total assets		$5,912,530	$5,235,616

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		As of December 31,
	Note	2020	2019
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$42,539	$285,244
Accounts payable	(24)	118,153	84,767
Fair value of derivative instruments - current	(14)	51,464	103,175
Accrued and other current liabilities (of which $1,380 and $15,404 due to related parties in 2020 and 2019, respectively)	(10, 13, 24)	345,665	444,303
Income taxes payable		57,265	33,856
Total current liabilities		615,086	951,345
Long-term liabilities:
Long-term debt, net of current portion	(16)	1,880,210	1,421,108
Deferred income tax liabilities	(17)	39,216	23,442
Fair value of derivative instruments - long-term	(14)	393,455	196,929
Other long-term liabilities	(12, 15)	186,724	106,201
Total long-term liabilities		2,499,605	1,747,680
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—230,829 shares in 2020 and 2019, respectively		2,702	2,702
Additional paid-in capital		1,834,169	1,777,017
Retained earnings		1,323,091	1,178,457
Accumulated other comprehensive loss	(18)	(243,822)	(309,619)
Less treasury shares, at cost—2,844 and 3,077 shares in 2020 and 2019, respectively	(18)	(118,301)	(111,966)
Total equity		2,797,839	2,536,591
Total liabilities and equity		$5,912,530	$5,235,616

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands, except per share data)

		Years ended December 31,
	Note	2020	2019	2018
Net sales	(3, 4, 24)	$1,870,346	$1,526,424	$1,501,848
Cost of sales:
Cost of sales		574,467	449,651	444,165
Acquisition-related intangible amortization		63,164	71,511	56,723
Total cost of sales		637,631	521,162	500,888
Gross profit		1,232,715	1,005,262	1,000,960
Operating expenses:
Research and development	(3)	149,072	157,448	161,852
Sales and marketing		413,684	391,906	392,281
General and administrative	(3)	111,678	112,262	104,568
Acquisition-related intangible amortization		20,811	29,973	39,032
Restructuring, acquisition, integration and other, net	(1, 6)	150,005	199,778	28,659
Long-lived asset impairments	(6)	1,034	140,031	7,987
Total operating expenses		846,284	1,031,398	734,379
Income (loss) from operations		386,431	(26,136)	266,581
Other income (expense):
Interest income		10,032	22,113	20,851
Interest expense		(71,317)	(74,185)	(67,293)
Other income, net	(6)	114,326	432	5,598
Total other income (expense), net		53,041	(51,640)	(40,844)
Income (loss) before income tax (benefit) expense		439,472	(77,776)	225,737
Income tax expense (benefit)	(3, 17)	80,284	(36,321)	35,357
Net income (loss)		$359,188	$(41,455)	$190,380
Basic earnings (loss) per common share	(19)	$1.57	$(0.18)	$0.84
Diluted earnings (loss) per common share	(19)	$1.53	$(0.18)	$0.82

Weighted-average common shares outstanding
Basic	(19)	228,427	226,777	226,640
Diluted	(19)	234,214	226,777	233,456

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Years ended December 31,
	Note	2020	2019	2018
Net income (loss)		$359,188	$(41,455)	$190,380
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges, net of tax benefit of $2.8 million in 2020, tax expense of $0 in 2019 and tax expense of $2.8 million in 2018	(14)	(8,536)	11,547	8,526
Reclassification adjustments on cash flow hedges, net of tax expense of $4.7 million in 2020, tax expense of $0 in 2019 and tax benefit of $2.4 million in 2018	(14)	13,999	(3,888)	(7,331)
Cash flow hedges, net of tax		5,463	7,659	1,195
Net investment hedge		(26,442)	5,505	13,839
Gain on pension, net of tax expense of $0 in 2020, tax expense of $0.4 million in 2019 and tax benefit of $0.6 million in 2018		(38)	(437)	754
Foreign currency translation adjustments, net of tax expense of $0.9 million in 2020, tax benefit of $0.5 million in 2019 and tax benefit of $1.4 million in 2018		86,814	(11,702)	(106,615)
Total other comprehensive income (loss)		65,797	1,025	(90,827)
Comprehensive income (loss)		$424,985	$(40,430)	$99,553

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Note	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Total Equity
		Shares	Amount				Shares	Amount
Balance at December 31, 2017		230,829	$2,702	$1,630,095	$1,247,945	$(220,759)	(4,272)	$(118,987)	$2,540,996
ASU 2016-01 impact of change in accounting policy		—	—	—	(942)	942	—	—	—
ASU 2016-16 impact of change in accounting policy		—	—	—	(16,096)	—	—	—	(16,096)
ASC 606 impact of change in accounting policy		—	—	—	(1,306)	—	—	—	(1,306)
Issuance of warrants	(18)	—	—	71,983	—	—	—	—	71,983
Net income		—	—	—	190,380	—	—	—	190,380
Unrealized gain, net on pension		—	—	—	—	754	—	—	754
Unrealized gain, net on hedging contracts	(14)	—	—	—	—	22,365	—	—	22,365
Realized gain, net on hedging contracts	(14)	—	—	—	—	(7,331)	—	—	(7,331)
Translation adjustment, net		—	—	—	—	(106,615)	—	—	(106,615)
Purchase of treasury shares	(18)	—	—	—	—	—	(2,871)	(104,685)	(104,685)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(40,357)	—	1,823	44,769	4,412
Share-based compensation	(22)	—	—	40,113	—	—	—	—	40,113
Balance at December 31, 2018		230,829	$2,702	$1,742,191	$1,379,624	$(310,644)	(5,320)	$(178,903)	$2,634,970
ASC 842 impact of change in accounting policy		—	—	—	(316)	—	—	—	(316)
Net loss		—	—	—	(41,455)	—	—	—	(41,455)
Conversion of warrants	(18)	—	—	(31,067)	(37,698)	—	2,056	68,761	(4)
Unrealized loss, net on pension		—	—	—	—	(437)	—	—	(437)
Unrealized gain, net on hedging contracts	(14)	—	—	—	—	17,052	—	—	17,052
Realized gain, net on hedging contracts	(14)	—	—	—	—	(3,888)	—	—	(3,888)
Translation adjustment, net		—	—	—	—	(11,702)	—	—	(11,702)
Purchase of treasury shares	(18)	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(121,698)	—	3,622	123,773	2,075
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(1,448)	(51,147)	(51,147)
Share-based compensation	(22)	—	—	65,893	—	—	—	—	65,893
Balance at December 31, 2019		230,829	$2,702	$1,777,017	$1,178,457	$(309,619)	(3,077)	$(111,966)	$2,536,591
ASC 326 impact of change in accounting policy		—	—	—	(15,074)	—	—	—	(15,074)
Net income		—	—	—	359,188	—	—	—	359,188
Conversion of warrants	(18)	—	—	(7,547)	(22,725)	—	807	30,272	—
Termination of warrants	(18)	—	—	(30,289)	(144,337)	—	—	—	(174,626)
Equity component of convertible debt, net	(16)	—	—	54,052	—	—	—	—	54,052
Unrealized loss, net on pension		—	—	—	—	(38)	—	—	(38)
Unrealized loss, net on hedging contracts	(14)	—	—	—	—	(34,978)	—	—	(34,978)
Realized loss, net on hedging contracts	(14)	—	—	—	—	13,999	—	—	13,999
Translation adjustment, net		—	—	—	—	86,814	—	—	86,814
Purchase of treasury shares	(18)	—	—	—	—	—	(1,346)	(63,995)	(63,995)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(32,418)	—	1,085	40,079	7,661
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(313)	(12,691)	(12,691)
Share-based compensation	(22)	—	—	40,936	—	—	—	—	40,936
Balance at December 31, 2020		230,829	$2,702	$1,834,169	$1,323,091	$(243,822)	(2,844)	$(118,301)	$2,797,839

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(in thousands)	Note	2020	2019	2018
Cash flows from operating activities:
Net income (loss)		$359,188	$(41,455)	$190,380
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		205,014	231,458	206,436
Non-cash impairments	(6)	1,432	144,830	17,020
Amortization of debt discount and issuance costs		42,318	40,763	35,537
Share-based compensation expense	(22)	40,936	65,893	40,113
Deferred income tax benefit	(17)	(6,706)	(55,362)	(23,272)
(Gain) loss on marketable securities		(1,992)	2,867	(2,725)
Gain on sale of investment	(10)	(121,813)	—	—
Reversals of contingent consideration	(15)	—	(10,433)	—
Other items, net including fair value changes in derivatives		11,696	(3,394)	(8,834)
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(14,711)	(39,578)	(41,813)
Inventories	(3)	(107,573)	(30,028)	(36,918)
Prepaid expenses and other current assets	(8)	1,061	18,626	(9,942)
Other long-term assets		316	(1,406)	(30,312)
Accounts payable		8,442	9,252	6,993
Accrued and other current liabilities	(13)	(22,141)	19,913	(13,317)
Income taxes	(17)	4,682	(6,782)	14,239
Other long-term liabilities		57,657	(14,321)	15,911
Net cash provided by operating activities		457,806	330,843	359,496
Cash flows from investing activities:
Purchases of property, plant and equipment		(132,787)	(117,950)	(109,773)
Purchases of intangible assets	(11)	(171,450)	(156,934)	(40,990)
Proceeds from (purchases of) investments, net	(10)	25,638	(5,170)	(9,398)
Cash paid for acquisitions, net of cash acquired	(5)	(239,572)	(68,058)	(172,832)
Purchases of short-term investments	(7)	(49,770)	(293,959)	(568,002)
Proceeds from redemptions of short-term investments	(7)	181,223	396,098	691,765
Proceeds from divestiture	(5)	1,845	1,000	16,394
Cash (paid) received for collateral asset	(14)	(53,417)	22,685	(3,461)
Other investing activities		(4,991)	10	(15,059)
Net cash used in investing activities		(443,281)	(222,278)	(211,356)
Cash flows from financing activities:
Proceeds from short-term debt	(16)	59,345	—	—
Repayment of short-term debt	(16)	(58,705)	—	—
Proceeds from long-term debt, net of issuance costs	(16)	497,646	—	—
Repayment of long-term debt	(16)	(296,400)	(506,400)	—
Payment for termination of warrants	(18)	(174,627)	—	—
Payment of intrinsic value of cash convertible notes	(16)	(237,438)	(133,763)	—
Proceeds from exercise of call option related to cash convertible notes	(16)	239,836	134,737	—
Purchase of treasury shares	(18)	(63,995)	(74,450)	(104,685)
Proceeds from issuance of common shares		7,662	2,075	4,412
Tax withholding related to vesting of stock awards		(13,841)	(49,998)	—
Other financing activities		(9,610)	(11,281)	(8,019)
Proceeds from issuance of cash convertible notes, net of issuance costs	(16)	—	—	494,879
Purchase of call option related to cash convertible notes	(16)	—	—	(97,277)
Proceeds from issuance of warrants, net of issuance costs	(18)	—	—	72,406
Principal payments on capital leases		—	—	(1,308)
Net cash (used in) provided by financing activities		(50,127)	(639,080)	360,408
Effect of exchange rate changes on cash, cash equivalents and restricted cash		4,196	826	(7,183)
Net (decrease) increase in cash, cash equivalents and restricted cash		(31,406)	(529,689)	501,365
Cash, cash equivalents and restricted cash, beginning of period		629,390	1,159,079	657,714
Cash, cash equivalents and restricted cash, end of period		$597,984	$629,390	$1,159,079
Supplemental cash flow disclosures:
Cash paid for interest		$25,351	$29,721	$25,902
Cash paid for income taxes		$42,572	$41,474	$29,317

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2020, we employed more than 5,600 people in over 35 locations worldwide.
Announced Merger with Thermo Fisher Scientific Inc.
On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the Managing Board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39.00 per share in cash. On July 16, 2020, Thermo Fisher and QIAGEN entered into an amendment to the Business Combination Agreement dated as of March 3, 2020 whereby Quebec B.V., the wholly-owned subsidiary of Thermo Fisher making the public tender offer, increased the cash consideration offered per QIAGEN share from €39.00 to €43.00. The amendment also provided for a reduction of the minimum acceptance threshold from 75% to 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the acceptance period on August 10, 2020, as well as a $95.0 million expense reimbursement payable by QIAGEN to Thermo Fisher if the minimum acceptance threshold is not met. On August 13, 2020, QIAGEN announced that Thermo Fisher did not achieve the minimum 66.67% acceptance threshold from QIAGEN shareholders. For the year ended December 31, 2020, we incurred related expenses of $125.5 million, which includes the $95.0 million expense reimbursement which was paid when the minimum acceptance threshold was not met. These costs are recorded within restructuring, acquisition, integration and other expenses, net in the accompanying consolidated statement of income.
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
We undertake acquisitions to complement our own internal product development activities. In September 2020, we completed the acquisition of the remaining shares in NeuMoDx Molecular, Inc ("NeuMoDx"), a privately-held U.S. company that designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. In 2019, we completed three immaterial acquisitions, including the January 2019 acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. In April 2018, we acquired all shares in STAT-Dx Life, S.L. ("STAT-Dx"), a privately-held company located in Barcelona, Spain and also completed the acquisition of the remaining shares of a privately held entity in which we held a minority interest. Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition date.
Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Effects of New Accounting Pronouncements
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in 2020, 2019 and 2018:
Adoption of New Accounting Standards in 2020
ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. The measurement of expected credit losses under Topic 326 is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, Topic 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes is more likely than not they will be required to sell.
We adopted Topic 326 on January 1, 2020 using the modified retrospective approach by recognizing the effect of initially applying Topic 326 as an after-tax $15.1 million ($19.6 million pre-tax) adjustment to the opening balance of retained earnings at January 1, 2020 for credit losses on loans, notes and accounts receivable. The adoption did not have an impact on our consolidated statements of income or cash flows.
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
ASU 2020-03, Codification Improvements to Financial Instruments, was issued to improve and clarify various financial instrument topics, including Topic 326 issued in 2016. The ASU includes seven issues that describe areas of improvement and the related amendments to GAAP. They are intended to make the standards easier to understand and apply and to eliminate inconsistencies. They are narrow in scope and are not expected to significantly change practice for most entities. The amendments have different effective dates with early adoption permitted. We adopted ASU 2020-03 on January 1, 2020 without any effect.
ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, addresses accounting for the transition into and out of the equity method and measuring certain purchased options and forward contracts to acquire investments. The ASU is effective on January 1, 2021. Early adoption is permitted, including early adoption in an interim period. We adopted ASU 2020-01 on June 30, 2020 without any impact.
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
Adoption of New Accounting Standards in 2018
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and additional related accounting standard updates to clarify and provide implementation guidance were adopted with a date of initial application of January 1, 2018. The comparative information for 2017 has not been adjusted and continues to be reported under ASC Topic 605 Revenue Recognition. As a result, we changed our accounting policy for revenue recognition. We applied the Topic 606 using the "modified retrospective method" by recognizing the effect of initially applying Topic 606 as an $1.3 million decrease to the opening balance of retained earnings at January 1, 2018, for all contracts not completed at January 1, 2018.
ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities as well as an additional clarifying accounting standard update became effective for our financial statements beginning in the first quarter of 2018. This ASU makes targeted improvements to existing U.S. GAAP for both the recognition and measurement of financial assets and financial liabilities. Changes in accounting to our equity investments as a result of this standard are further discussed in Notes below. As required, we adopted using a cumulative-effect adjustment to the balance sheet as of the beginning of 2018 and recorded an adjustment to decrease opening retained earnings at January 1, 2018 by $0.9 million (pre-tax $1.1 million) as required for our equity investments recorded at fair value.
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
New Accounting Standards Not Yet Adopted
The following new FASB Accounting Standards Updates, which are not yet adopted as of December 31, 2020, have been grouped by their required effective dates or early adoption date:
First Quarter of 2021
ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. ASU 2019-12 is effective for annual periods beginning on January 1, 2021, with earlier adoption permitted. We adopted the ASU on the effective date of January 1, 2021 and the adoption of this guidance did not have an impact on our consolidated financial statements on the date of adoption. Ultimately, the impact in future periods will be dependent on the extent of future events or conditions that would be affected such as enacted changes in tax laws or rates.

ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, reduces the number of accounting models for convertible instruments. The ASU also amends diluted earnings per share (EPS) calculations for convertible instruments, which will result in more dilutive EPS results. The ASU also amends the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. ASU 2020-06 is effective for annual periods beginning on January 1, 2022, with earlier adoption on January 1, 2021 permitted. We early adopted ASU 2020-06 on January 1, 2021 and as a result reclassified $54.1 million from equity for the conversion feature to the liability for our 2027 Convertible Notes further discussed in Note 16 "Debt".
Through December 31, 2022
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, and ASU 2021-01 Reference Rate Reform (Topic 848): Scope, provide companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. Companies can apply the ASU immediately. However, the guidance will only be available for a limited time, generally through December 31, 2022. We continue to evaluate the guidance.

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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income (loss) as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income (loss) as a component of other income, net. The net loss on foreign currency transactions was $4.1 million, $5.7 million, and $12.3 million in 2020, 2019 and 2018, respectively, and is included in other income, net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2020	2019	2020	2019	2018
Euro (EUR)	1.2271	1.1234	1.1411	1.1196	1.1813
Pound Sterling (GBP)	1.3649	1.3204	1.2836	1.2768	1.3356
Swiss Franc (CHF)	1.1360	1.0350	1.0659	1.0062	1.0228
Australian Dollar (AUD)	0.7720	0.7023	0.6905	0.6954	0.7478
Canadian Dollar (CAD)	0.7849	0.7696	0.7463	0.7535	0.7719
Japanese Yen (JPY)	0.0097	0.0092	0.0094	0.0092	0.0091
Chinese Yuan (CNY)	0.1530	0.1437	0.1450	0.1448	0.1514

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
Revenue Recognition
We recognize revenue when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue is recognized when products are shipped to the customers at which point control transfers.
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2020, 2019 and 2018, shipping and handling costs totaled $32.1 million, $27.9 million and $28.4 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2020, 2019 and 2018 were $9.5 million, $8.1 million and $8.1 million, respectively.
General and Administrative
General and administrative expenses primarily represent the costs required to support administrative infrastructure. These costs include licensing costs in connection with continued investments in information technology improvements, including cyber security, across the organization as well as personnel in administrative functions.
Restructuring, Acquisition, Integration and Other
We incur indirect acquisition and business integration costs in connection with business combinations which are expensed when incurred. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization.

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
Income Taxes
We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected future tax consequences resulting from differences in the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial statement carrying amount and the tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
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
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase. Cash and cash equivalents as of December 31, 2020 and 2019 consist of the following:

(in thousands)	2020	2019
Cash at bank and on hand	$245,373	$189,569
Short-term bank deposits	352,611	434,078
Cash and cash equivalents	$597,984	$623,647
Restricted Cash
Restricted cash includes cash that is subject to legal restriction in connection with a tender offer and not available for general operating purposes. As of December 31, 2019, we had $5.7 million of restricted cash.

Short-Term Investments
Short-term investments consisting of marketable equity securities are reported at fair value with gains and losses recorded in earnings.
Short-term investments consisting of cash investments are classified as “available for sale” and stated at fair value, which is equivalent to the amortized cost, in the accompanying consolidated balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other income, net. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in income.
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the zero coupon convertible debt and the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes were estimated using the changes in the U.S. Treasury rates and the fair value of the German Private Placement is based on an estimation using changes in the euro swap rates.
Accounts Receivable and Allowance for Credit Losses
Our accounts receivable consist of unsecured customer obligations and we are at risk to the extent such amounts become uncollectible. Accounts receivable are carried at face value less an allowance for doubtful accounts as of December 31, 2019, and following the adoption of ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, less an allowance for expected credit losses. We continually monitor accounts receivable balances, and until December 31, 2019, provided for an allowance for doubtful accounts at the time collection became questionable based on payment history or age of the receivable. Since January 1, 2020, we maintain allowances for credit losses resulting from the expected failure or inability of our customers to make required payments. We recognize the allowance for expected credit losses at inception and reassess regularly considering historical experience with bad debts, the aging of the receivables, credit quality of the customer base, current economic conditions and other reasonable and supportable expectations for future conditions, if applicable. Once a receivable is determined to be uncollectible, the balance is charged against the allowance.
We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
The changes in the allowance for credit losses on accounts receivable for the year ended December 31, 2020 and in the allowance for doubtful accounts for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2020	2019	2018
Balance at beginning of year	$12,115	$9,270	$8,008
ASC 326 adoption impact	8,089	—	—
Additions charged to expense	16,439	8,701	4,448
Deductions from allowance	(9,868)	(5,777)	(2,827)
Currency translation adjustments and other	277	(79)	(359)
Balance at end of year	$27,052	$12,115	$9,270
For the year ended December 31, 2020, additions charged to expense of $16.4 million include the forward-looking expected impact of the global economic uncertainty caused by COVID-19.
Loans and Other Receivables and Allowance for Credit Losses
Prepaid expenses and other current assets include other short-term receivables and other long-term assets include long-term loan receivables. Following the adoption of Topic 326, we are required to use the new forward-looking expected credit loss model that replaced the previous incurred credit loss model. The new model generally results in earlier recognition of allowances for credit losses and requires consideration of a broader range of information to estimate expected credit losses over the entire lifetime of the assets. Accordingly, with the adoption of Topic 326, we recorded allowances for credit losses of $10.2 million for other receivables and $1.3 million for loan receivables. As of December 31, 2020, allowances for credit losses of $7.9 million for other receivables are included in prepaid expenses and other current assets and $1.2 million for loan receivables are included in other long-term assets in the accompanying consolidated balance sheet. The allowances reflect the forward-looking expected impact of non-payment of the contractual amounts due.
Inventories
Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2020 and 2019:

(in thousands)	2020	2019
Raw materials	$65,449	$26,077
Work in process	74,398	45,729
Finished goods	151,334	98,898
Total inventories, net	$291,181	$170,704
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated amortization. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software solely to meet internal needs and cloud-based applications to deliver our service and comprise costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Costs for software to be sold, leased or otherwise marketed that are related to the conceptual formulation and design are expensed as incurred. Costs incurred to produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established are capitalized and amortized in accordance with the accounting standards for the costs of software to be sold, leased, or otherwise marketed. All other depreciation is computed using the straight-line method over the estimated useful lives of the assets (3 to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.
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
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from 1 to 20 years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Intangible asset impairments recorded during the year ended December 31, 2020, 2019 and 2018 are further discussed in Note 6 "Restructuring and Impairments".
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2020, 2019 and 2018, goodwill has not been impaired.
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
Investments are evaluated periodically, or when impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:
•adverse financial conditions of a specific issuer, segment, industry, region or other variables;
•the length of time and the extent to which the fair value has been less than cost; and
•the financial condition and near-term prospects of the issuer.
We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. Investment impairments recorded during the year ended December 31, 2020 are discussed in Note 10 "Investments."
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
Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 6-10% of our net sales.
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
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 11-14% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or when title has transferred to the customer. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.
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
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2020, we had $23.7 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
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
Contract assets as of December 31, 2020 and 2019 totaled $8.5 million and $5.5 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and SaaS arrangements. As of December 31, 2020 and 2019, contract liabilities totaled $68.9 million and $56.2 million, respectively, of which $57.1 million and $48.5 million is included in accrued and other current liabilities, respectively, and $11.8 million and $7.7 million in included in other long-term liabilities, respectively. During the twelve months ended December 31, 2020 and 2019, we satisfied the associated performance obligations and recognized revenue of $48.1 million and $48.3 million, respectively, related to advance customer payments previously received.

Disaggregation of Revenue
We disaggregate our revenue based on product type and customer class as shown in the tables below for the years ended December 31, 2020, 2019 and 2018:

(in thousands)	2020	2019	2018
Consumables and related revenues	$774,234	$665,866	$649,602
Instruments	129,742	71,266	82,197
Molecular Diagnostics	903,976	737,132	731,799

Consumables and related revenues	841,201	688,281	665,857
Instruments	125,169	101,011	104,192
Life Sciences	966,370	789,292	770,049

Total	$1,870,346	$1,526,424	$1,501,848

Additionally, we disaggregate our revenue based on product category as shown in the tables below for the years ended December 31, 2020, 2019 and 2018:

(in thousands)	2020	2019	2018
Sample technologies	$803,867	$548,365	$546,636
Diagnostic solutions	460,757	465,503	461,064
PCR / Nucleic acid amplification	363,552	224,685	236,952
Genomics / NGS	165,570	183,768	163,383
Other	76,600	104,103	93,813
Total	$1,870,346	$1,526,424	$1,501,848
Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

5. Acquisitions and Divestitures
Business Combinations and Asset Acquisitions
For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income (loss) from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired in-process research and development with no alternative future use is charged to expense at the acquisition date.
2020 Business Combinations
In September 2020, we completed the acquisition of the remaining 80.1% of NeuMoDx Molecular, Inc. ("NeuMoDx") shares, a privately-held U.S. company in which we held a minority interest. NeuMoDx designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. Prior to acquisition, we held a 19.9% investment in NeuMoDx with a carrying value of $41.0 million. The cash consideration, net of cash acquired totaled $239.4 million for the remaining shares. Of this amount, $8.5 million was retained in an escrow account as of December 31, 2020 which is expected to be fully utilized to cover claims for breach of any representations, warranties or indemnities.
The acquisition date fair value of the minority interest investment was $52.7 million and a gain of $11.7 million was recorded in restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income. The fair value of the minority interest investment was determined using an implied purchase price reduced by a 20% control premium.

We incurred $2.5 million acquisition related costs to effect the business combination, of which $1.8 million was incurred during the year ended December 31, 2020, and are included in restructuring, acquisition, integration and other, net. Revenue and earnings in the reporting period since the acquisition date have not been significant.
The allocation of the purchase price is preliminary and not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes.
The preliminary purchase price allocation for NeuMoDx as of December 31, 2020 and the difference to September 30, 2020 is as follows:

(in thousands)	As of December 31, 2020	As of September 30, 2020	Difference
Purchase Price:
Cash consideration	$251,730	$251,730	$—
Fair value of minority interest	52,727	52,727	—
	$304,457	$304,457	$—

Preliminary Allocation:
Cash and cash equivalents	$12,291	$12,291	$—
Accounts receivable	5,691	5,691	—
Inventories	20,666	18,866	1,800
Prepaid expenses and other current assets	5,961	5,943	18
Accounts payable	(12,450)	(11,168)	(1,282)
Accruals and other current liabilities	(18,929)	(18,770)	(159)
Other long-term liabilities	(4,101)	(4,101)	—
Fixed and other long-term assets	7,076	6,698	378
Developed technology	101,000	119,100	(18,100)
In-process research and development	55,000	64,800	(9,800)
Patents and license rights	770	770	—
Customer backlog	400	900	(500)
Goodwill	157,627	149,877	7,750
Deferred tax asset	12,457	—	12,457
Deferred tax liability on fair value of identifiable intangible assets acquired	(39,002)	(46,440)	7,438
Total	$304,457	$304,457	$—
The in-process research and development recognized relates to technologies that remain in development and have not yet obtained regulatory approvals. The technologies within in-process research and development are expected to be completed within the next three years. The weighted average amortization period for the acquired intangibles is 10 years. The goodwill acquired is not deductible for tax purposes.
Pro forma results
The following unaudited pro forma information assumes that the above acquisition occurred at the beginning of the periods presented. For the year ended December 31, 2020, pro forma net sales would have been $1.90 billion, pro forma net income would have been $347.0 million, and pro forma diluted net income per common share would have been $1.48. For the year ended December 31, 2019, pro forma net sales would have been $1.53 billion, pro forma net loss would have been $69.1 million and pro forma diluted net loss per common share would have been $0.30. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisition been in effect at the beginning of the periods presented, or of future results of the combined operations.

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
In the third quarter of 2019, we acquired two additional companies for total cash consideration, net of cash acquired, of $43.5 million. The purchase price allocations for these acquisitions were final as of March 31, 2020. These acquisitions were not significant to the overall consolidated financial statements and the acquisitions did not have a material impact to net sales, net income or earnings per share. Thus, no pro forma information has been provided herein.
Other 2018 Business Combination
In April 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. The value of the minority interest investment was revalued in connection with the acquisition by $4.8 million and a corresponding gain was recorded in restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2018. This acquisition was not significant to the overall consolidated financial statements. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2019 Asset Acquisition
On January 31, 2019, we acquired the digital PCR asset of Formulatrix, Inc., a developer of laboratory automation solutions. We paid Formulatrix $125.0 million in cash upon closing. During 2020, we paid the remaining $135.9 million of milestone payments.
Divestitures
In 2019, we sold a portfolio of protein catalysation products for $1.0 million. An immaterial gain was recorded on the sale. In 2018, we sold a portfolio of veterinary testing products for a total of €15.1 million ($18.5 million), of which €13.4 million ($16.4 million) was received during 2018 and the remaining €1.7 million ($1.8 million) was collected in 2020. An $8.0 million gain was recorded on the sale to other income, net in the accompanying consolidated statement of income for the year-ended December 31, 2018.

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
We also conducted an impairment review of inventory and prepaid and other assets and recorded the charges noted in the table below. As these charges, including inventory, are a direct result of the decision to suspend further development of NGS-related instrument systems and are not related to external market factors, the impairment charges were recorded in the line item restructuring, acquisition, integration and other, net in the consolidated statements of income (loss) due to the assets being deemed excess and no longer utilized due to the discontinued development and related actions discussed above.
In addition, we implemented measures to:
•shift Commercial Operations activities into Business Areas;
•transition manufacturing activities into a regional structure; and
•expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland and Manila, Philippines
During 2020, certain of the planned measures were delayed during the acquisition attempt by Thermo Fisher or changed as a result of business needs during the pandemic. The following is a summary of the charges recorded in the consolidated statements of income (loss) during the years ended December 31, 2020 and 2019 and total program charges through December 31, 2020.

Classification and Type of Charge (in thousands)	Note	2020	2019	Total program charges through 2020
Restructuring, acquisition, integration and other, net
Personnel related(1)	(22)	$904	$70,578	$71,482
Contract termination expense(1)		682	42,099	42,781
Consulting fees		1,153	10,150	11,303
Accounts receivable(2)		(622)	10,825	10,203
Inventories		1,014	12,336	13,350
Prepaid expenses and other assets(2)		127	17,012	17,139
		3,258	163,000	166,258
Long-lived asset impairments
Property, plant and equipment	(9)	1,034	98,472	99,506
Intangible assets	(11)	—	40,301	40,301
		1,034	138,773	139,807
Other income, net
Equity method investment impairment	(10)	—	4,799	4,799

Total		$4,292	$306,572	$310,864

(1) During the year ended December 31, 2019, personnel related and contract termination costs include $2,956 and $15,676, respectively, due to related parties.
(2) During the year ended December 31, 2019, accounts receivable and prepaid expenses and other assets includes $5,984 and $2,270, respectively due from related parties.

Of the total costs incurred, $11.2 million and $60.2 million are accrued as of December 31, 2020 and 2019, respectively, in accrued and other current liabilities in the accompanying consolidated balance sheets as summarized in the following table that includes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Contract Termination	Consulting Fees	Total
Costs incurred in 2019	$44,640	$42,099	$10,150	$96,889
Payments	(17,272)	(18,294)	(2,162)	(37,728)
Foreign currency translation adjustment	631	493	(53)	1,071
Liability at December 31, 2019	27,999	24,298	7,935	60,232
Additional costs incurred in 2020	4,542	1,639	1,661	7,842
Release of excess accrual	(3,638)	(957)	(508)	(5,103)
Payments	(24,355)	(18,319)	(9,028)	(51,702)
Foreign currency translation adjustment	139	(230)	(12)	(103)
Liability at December 31, 2020	$4,687	$6,431	$48	$11,166
Future pre-tax costs between $5 - $10 million are expected to be incurred, primarily related to personnel and consulting, in the first half of 2021.
2017 Restructuring
We initiated restructuring initiatives in 2017 to mitigate the negative impacts stemming from the U.S. tax reform. Total pre-tax costs for the initiatives, which concluded in 2018, were $24.4 million. Cumulative costs for this program were as follows:

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
During 2018, fixed asset impairments of $1.6 million were recorded in connection with this initiative and are included within long-lived asset impairments in the accompanying consolidated statement of income.

7. Short-Term Investments
As of December 31, 2020 and 2019, short-term investments consisted of the following:

(in thousands)	2020	2019
Marketable equity securities	$117,249	$—
Money market deposits	—	87,468
Commercial paper	—	22,459
Loans receivable	—	19,659
Total	$117,249	$129,586

At December 31, 2020, short-term investments include the fair value of our marketable equity securities totaling $117.2 million. These investments, further discussed in Note 10 "Investments", are reported at fair value with gains and losses recorded in earnings.
At December 31, 2019 we had $129.6 million ($65.0 million and €57.5 million) of money market deposits, commercial paper and loan receivables due from financial and nonfinancial institutions. These instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. All instruments are classified as current assets in the accompanying balance sheet as they either have a maturity of less than one year or are redeemable at our discretion. Interest income is determined using the effective interest rate method.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2020 and 2019:

(in thousands)	Note	2020	2019
Prepaid expenses		$61,159	$39,930
Cash collateral	(14)	56,100	2,683
Other receivables		32,901	29,486
Value added tax		31,128	20,347
Loan receivables		17,094	7,539
Contract assets	(4)	8,539	5,479
Total prepaid expenses and other current assets		$206,921	$105,464

9. Property, Plant and Equipment
Property, plant and equipment of December 31, 2020 and 2019 were as follows:

(in thousands)	Estimated useful life (in years)	2020	2019
Land	—	$18,903	$17,684
Buildings and improvements	5-40	362,902	341,032
Machinery and equipment	3-10	322,379	292,294
Computer software	3-7	260,730	301,604
Furniture and office equipment	3-10	108,339	102,901
Construction in progress	—	116,562	98,858
		1,189,815	1,154,373
Less: Accumulated depreciation and amortization		(630,443)	(699,130)
Property, plant and equipment, net		$559,372	$455,243

In 2019, we began restructuring initiatives to target resource allocation to growth opportunities in our Sample to Insight portfolio and in connection therewith, we recorded impairments. Asset impairment charges for the years ended December 31, 2020, 2019 and 2018 were as follows:

(in thousands)	2020	2019	2018
Machinery and equipment	$77	$9,177	$—
Computer software	—	44,649	2,911
Furniture and office equipment	315	4,030	—
Construction in progress	642	41,870	4,979
Total impairment in property, plant and equipment	$1,034	$99,726	$7,890
During the year ended December 31, 2020, $1.0 million of impairments were related to the 2019 Restructuring program discussed in Note 6 "Restructuring and Impairments". In 2019, $98.5 million of impairments were related to the 2019 Restructuring program while the remaining $1.2 million were related to other identified impairments during the year. In 2018, we recorded asset impairment charges of $7.9 million of internal-use software of which $1.6 million were related to the 2017 Restructuring program discussed in Note 6 and $6.3 million were related to strategic shifts in our business.
For the years ended December 31, 2020, 2019 and 2018 depreciation and amortization expense totaled $78.6 million, $86.0 million and $87.9 million, respectively. For the years ended December 31, 2020, 2019 and 2018 amortization related to computer software to be sold, leased or marketed totaled $7.4 million, $18.3 million and $17.2 million, respectively. Impairment charges related to computer software to be sold, leased or marketed are included in computer software and construction in progress in the table above and totaled $65.9 million for the year ended December 31, 2019. As of

December 31, 2020 and 2019, the unamortized balance of computer software to be sold, leased or marketed was $50.5 million and $36.6 million, respectively.
Repairs and maintenance expense was $13.8 million, $10.7 million and $12.1 million in 2020, 2019 and 2018, respectively. For the year ended December 31, 2020, construction in progress primarily includes amounts related to projects to expand production lines as well as increase capacity of manufacturing as well as ongoing software development projects. For the years ended December 31, 2020, 2019 and 2018, interest capitalized in connection with construction projects was not significant.

10. Investments
Marketable Equity Securities
We hold investments in marketable equity securities that have readily determinable fair values. Since January 1, 2018, these investments are reported at fair value with gains and losses recorded in earnings.
As of December 31, 2020, our investments in marketable equity securities totaled $117.5 million, of which $117.2 million are included in short-term investments and $0.3 million are included in other long-term assets in the accompanying consolidated balance sheet, as follows:

	Short-Term			Long-Term
(in thousands, except shares held)	Invitae Corporation (Invitae)	OncoCyte Corporation (OncoCyte)	Oncimmune Holdings plc (Oncimmune)	HTG Molecular Diagnostics, Inc (HTGM)
Shares held	2,769,189	88,101	560,416	55,556
Cost basis	$—	$—	$—	$2,000
Fair value	$115,780	$211	$1,258	$266
Total cumulative unrealized gain (loss)	$115,780	$211	$1,258	$(1,734)
In 2020, HTGM completed a 15:1 reverse stock split.
In 2020, we received 2.4 million shares of Invitae as part of the initial consideration for the sale of our ArcherDX shares, followed by an earn-out of an additional 0.4 million Invitae shares. Additionally in 2020, we received 0.1 million shares in OncoCyte. These transactions are discussed further below. In February 2021, we sold 2.4 million shares of Invitae for $101.5 million.
During the year ended December 31, 2020, unrealized losses recognized for the change in fair market value of all marketable equity securities totaled $5.7 million of which $5.4 million is attributable to short-term investments and $0.3 million to long-term investments.
As of December 31, 2019, these marketable securities are included in other long-term assets in the accompanying consolidated balance sheet as follows:

	Long-Term
(in thousands, except shares held)	Oncimmune	HTGM
Shares held	560,416	833,333
Cost basis	$—	$2,000
Fair value	$285	$585
Total cumulative unrealized gain (loss)	$285	$(1,415)
During 2019, we received 0.6 million shares in Oncimmune in settlement of a zero-book value financial instrument held with a third party. On the date of receipt, these shares held a fair value of $0.7 million which was recorded as a gain in other income, net for the year ended December 31, 2019.
During the years ended December 31, 2019 and 2018 unrealized losses recognized for the change in fair market value of all marketable equity securities totaled $2.1 million and $0.1 million, respectively.

Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments is as follows:

	Ownership Percentage	Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)		2020	2019	2020	2019	2018
PreAnalytiX GmbH	50.00%	$4,761	$5,452	$3,070	$3,971	$4,062
Suzhou Fuda Business Management and Consulting Partnership	33.67%	3,301	3,100	—	—	—
Apis Assay Technologies Ltd	19.00%	1,940	719	1,221	(51)	—
TVM Life Science Ventures III	3.10%	1,545	1,219	630	(330)	—
Hombrechtikon Systems Engineering AG	19.00%	(530)	(761)	97	(1,124)	(668)
MAQGEN Biotechnology Co., Ltd	40.00%	—	—	—	(383)	(579)
Biotype Innovation GmbH	0.00%	—	—	—	—	(123)
Pyrobett	0.00%	—	—	—	—	(100)
		$11,017	$9,729	$5,018	$2,083	$2,592
TVM Life Science Ventures III is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. Of the $11.0 million of non-marketable investments accounted for as equity method investments, $11.5 million is included in other long-term assets and $0.5 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2020.
During the year ended December 31, 2019, we recorded an impairment of $4.8 million in other income, net in the accompanying consolidated statements of income, following changes in circumstances of MAQGEN Biotechnology Co., Ltd that indicated the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.
In 2018, we recorded impairments totaling $6.1 million in other income, net in the accompanying consolidated statements of income, following changes in the investees' circumstances that indicated the carrying value was no longer recoverable.
Three of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance. Therefore, these investments are not consolidated. As of December 31, 2020, these investments had a total net carrying value of $3.0 million, of which $3.5 million is included in other long-term assets and $0.5 million is included in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2019, these investments held a balance of $1.2 million, of which $1.9 million is included in other long-term assets and $0.8 million is included in other long-term liabilities in the accompanying consolidated balance sheet. These balances represent our maximum exposure to loss.
Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2020 and 2019, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $4.1 million and $70.8 million, respectively. The changes in these investments which are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Balance at beginning of year	$70,849	$59,484
Full acquisition of equity securities	(41,001)	—
Sale of equity securities	(23,812)	—
Loss on sale of equity securities	(2,250)	—
Impairments	(398)	—
Cash investments in equity securities, net	173	3,619
Net increases due to observable price changes	—	7,760
Foreign currency translation adjustments	581	(14)
Balance at end of year	$4,142	$70,849
2020 Changes in Non-Marketable Investments Not Accounted for Under the Equity Method
During 2020, we acquired the remaining shares of NeuMoDx as further discussed in Note 5 "Acquisitions and Divestitures".
In 2020, Invitae Corporation ("Invitae"), a publicly traded company (NVTA), completed the acquisition of ArcherDX, Inc. ("ArcherDX"), a company in which we held an approximate 8% investment. In exchange for our shares in ArcherDX, we initially received cash of $21.1 million and 2.4 million shares in Invitae followed by an additional 0.4 million shares for milestone achievement. For the year ended December 31, 2020, we recognized a total gain of $123.3 million in other income, net in the accompanying consolidated statement of income as a result of this transaction. We are entitled to up to 1.7 million additional Invitae shares subject to milestone achievement.
We sold an investment with a carrying value of $2.5 million in exchange for cash of $0.3 million including the shares in OncoCyte, as discussed above. A loss of $2.3 million was recognized in other income, net in the accompanying consolidated statement of income on the sale of this investment.
We sold another investment for its book value and received $3.7 million in cash.
In 2020, we recorded a $0.4 million impairment in other income, net in the accompanying consolidated statement of income due following indications that the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.
For non-marketable investments not accounted for under the equity method as of December 31, 2020, cumulative upward adjustments for price changes was $0.7 million. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2020 and 2019:

	Weighted Average Life (in years)	2020		2019
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	10.50	$298,395	$(197,038)	$320,406	$(216,554)
Developed technology	10.74	860,129	(378,705)	766,966	(346,085)
Customer base, trademarks, and non-compete agreements	12.02	314,876	(233,981)	314,638	(213,881)
	10.86	$1,473,400	$(809,724)	$1,402,010	$(776,520)
Unamortized Intangible Assets:
In-process research and development		$62,518		$6,944
Goodwill		2,364,031		2,140,503
		$2,426,549		$2,147,447
The in-process research and development as of December 31, 2020 is associated to the acquisitions of NeuMoDx in 2020 and STAT-Dx in 2018. The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.

Developed technology includes the acquired intangibles from NeuMoDx and the digital PCR asset from Formulatrix as discussed in Note 5 "Acquisitions and Divestitures" which are both being amortized over 10 years.
The changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Balance at beginning of year	$632,434	$475,043
Additions	24,007	286,159
Additions from acquisitions	157,170	36,458
Amortization	(103,230)	(122,560)
Disposals	(537)	—
Impairments	—	(40,301)
Foreign currency translation adjustments	16,350	(2,365)
Balance at end of year	$726,194	$632,434
Cash paid for purchases of intangible assets during the twelve months ended December 31, 2020 totaled $171.5 million, of which $146.1 million is related to current year payments for assets that were accrued as of December 31, 2019, $24.0 million of current year additions and $1.4 million for prepayments recorded in other long-term assets in the accompanying consolidated balance sheet.
Cash paid for intangible assets during the year ended December 31, 2019 totaled $156.9 million of which $11.5 million is related to current year payments for licenses that were accrued as of December 31, 2018 and $0.5 million is related to prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible asset additions of $286.2 million includes $144.9 million of cash paid during the year ended December 31, 2019, together with $137.8 million of additions that were accrued as of December 31, 2019 and $3.5 million of additions which were previously recorded as prepayments.
Amortization expense on intangible assets totaled approximately $103.2 million, $122.6 million and $118.6 million, respectively, for the years ended December 31, 2020, 2019 and 2018. During the year ended December 31, 2019, we recorded an impairment charge of $40.3 million related to the restructuring activities discussed further in Note 6 "Restructuring and Impairments" of which $28.1 million is related to patent and license rights and $12.1 million is related to developed technology.
Amortization of intangibles for the next five years is expected to be approximately:

Years ended December 31, (in thousands)
2021	$103,485
2022	$89,734
2023	$87,355
2024	$83,520
2025	$71,130
The changes in goodwill for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Balance at beginning of year	$2,140,503	$2,108,536
Business combinations	157,627	34,807
Purchase adjustments	3,382	(236)
Disposals	—	(225)
Foreign currency translation adjustments	62,519	(2,379)
Balance at end of year	$2,364,031	$2,140,503
The changes in the carrying amount of goodwill during the year ended December 31, 2020 resulted primarily from the acquisition of NeuMoDx discussed in Note 5 "Acquisitions and Divestitures" and changes in foreign currency translation. The changes in goodwill during the year ended December 31, 2019 resulted primarily from the acquisition of N-of-One, Inc. and other acquisitions and divestitures also discussed in Note 5 "Acquisitions and Divestitures" and changes in foreign currency translation.

12. Leases
We have operating leases primarily for real estate. The leases generally have terms which range from one year to 15 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31, 2020 and 2019, no such options have been recognized as part of the right-of-use assets and lease liabilities.
Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the year ended December 31, 2020 and 2019, amounts recorded as variable lease payments not included in the operating lease liability were not material.
When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments. All operating lease expense is recognized on a straight-line basis over the lease term. For the years ended December 31, 2020 and 2019, we recognized $25.0 million and $24.4 million in total lease costs, respectively.
Supplemental balance sheet and other information related to operating leases as of December 31, 2020 and 2019 are as follows:

(in thousands, except lease term and discount rate)	Location in balance sheet	2020	2019
Operating lease right-of-use assets	Other long-term assets	$102,522	$57,305
Current operating lease liabilities	Accrued and other current liabilities	$23,450	$18,739
Long-term operating lease liabilities	Other long-term liabilities	$85,585	$39,631

Weighted average remaining lease term		7.04 years	3.71 years
Weighted average discount rate		1.89%	2.39%

Supplemental cash flow information related to operating leases for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Cash paid for operating leases included in operating cash flows	$24,193	$26,113
Operating lease right-of-use assets obtained in exchange for lease obligations	$58,992	$24,670

Future maturities of operating lease liabilities as of December 31, 2020 are as follows:

Years ending December 31, (in thousands)
2021	$25,353
2022	20,993
2023	16,280
2024	10,790
2025	6,707
Thereafter	36,878
Total lease payments	117,001
Less: imputed interest	(7,966)
Total	$109,035
As of December 31, 2020, we do not have any material operating leases that have not yet commenced. We did not hold any material finance leases as of December 31, 2020 and 2019.

13. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2020 and 2019 consist of the following:

(in thousands)	Note	2020	2019
Payroll and related accruals		$99,085	$66,866
Other liabilities		67,244	54,241
Deferred revenue	(4)	57,066	48,525
Accrued expenses		51,026	38,963
Accrued contingent consideration and milestone payments	(15)	23,593	142,604
Operating lease liabilities	(12)	23,450	18,739
Restructuring	(6)	11,599	62,227
Accrued royalties	(20)	7,427	5,481
Accrued interest on long-term debt	(16)	4,575	5,257
Cash collateral	(14)	600	1,400
Total accrued and other current liabilities		$345,665	$444,303

14. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2020, cash collateral positions consisted of $0.6 million recorded in accrued and other current liabilities and $56.1 million recorded in prepaid expenses and other current assets. As of December 31, 2019, we had cash collateral positions consisting of $1.4 million recorded in accrued and other current liabilities and $2.7 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Non-Derivative Hedging Instrument
Net Investment Hedge
In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 16 "Debt". Of the $331.1 million, which is held in both U.S. dollars and Euros, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2020 and 2019 is $26.9 million and $0.4 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2020 and 2019.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of December 31, 2020 and 2019, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2020, we expect approximately $3.6 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheets account of the underlying item.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2020 and 2019, interest receivables of $1.1 million and $1.5 million, respectively are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Fair Value Hedges
As of December 31, 2020 and 2019, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This effect on earnings is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. To date, there has been no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheets account of the underlying item.
We hold interest rate swaps which effectively fix the fair value of a portion of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2020 and 2019, interest receivables of $0.6 million and $0.1 million, respectively, are recorded in prepaid and other current assets in the accompanying consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 16 "Debt". In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
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
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income (loss) in other income, net. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from the two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Debt" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income (loss) in other income, net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 15 "Financial Instruments and Fair Value Measurements".
Embedded Conversion Option
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded conversion option within the convertible note was required to be separated from the convertible note and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income (loss) in other income, net. The embedded cash conversion option was measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. During 2020, $3.2 million was collected including the principal including accrued interest.

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
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2020 and 2019, aggregate notional values of $1.3 billion and $701.4 million, respectively which expire at various dates through March 2021. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2020 and 2019:

	2020		2019
(in thousands)	Current Asset	Long-Term Asset	Current Asset	Long-Term Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - fair value hedge (1)	$—	$5,042	$—	$2,474
Total derivative instruments designated as hedges	$—	$5,042	$—	$2,474

Undesignated derivative instruments
Equity options	$2,415	$374,038	$101,179	$189,792
Foreign exchange forwards and options	11,712	—	6,689	—
Total undesignated derivative instruments	$14,127	$374,038	$107,868	$189,792
Total Derivative Assets	$14,127	$379,080	$107,868	$192,266

	2020		2019
(in thousands)	Current Liability	Long-Term Liability	Current Liability	Long-Term Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$(17,409)	$—	$(6,027)
Total derivative instruments designated as hedges	$—	$(17,409)	$—	$(6,027)

Undesignated derivative instruments
Equity options	$(5,966)	$(376,046)	$(101,361)	$(190,902)
Foreign exchange forwards and options	(45,498)	—	(1,814)	—
Total undesignated derivative instruments	$(51,464)	$(376,046)	$(103,175)	$(190,902)
Total Derivative Liabilities	$(51,464)	$(393,455)	$(103,175)	$(196,929)
_________________
(1) The fair value amounts for the interest rate contracts do not include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
(in thousands)	Other income, net	Other income, net	Other income, net
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	$114,326	$432	$5,598

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of gain (loss) reclassified from accumulated other comprehensive loss	$18,666	$(3,888)	$(9,774)
Amounts excluded from effectiveness testing	—	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	(2,568)	(3,668)	2,051
Derivatives designated as hedging instruments	2,568	3,668	(2,051)

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Embedded conversion option	—	(349)	131
Equity options	322,580	(104,125)	74,682
Cash convertible notes embedded cash conversion option	(321,213)	106,998	(76,500)
Foreign exchange forwards and options	(12,429)	1,835	(19,857)

Total gains (losses)	$7,604	$471	$(31,318)

Balance Sheet Line Items in which the Hedged Item is Included
The following tables summarizes the balance sheet line items in which the hedged item is included as of December 31, 2020 and 2019:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of Hedged Assets (Liabilities)
(in thousands)	2020	2019	2020	2019
Long-term debt	$(131,923)	$(129,290)	$5,042	$2,474

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
Our assets and liabilities measured at fair value on a recurring basis consist of marketable securities discussed in Note 10 "Investments", which are classified in Level 1, short-term investments, which are classified in Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 16 "Debt", which are classified in Level 2 of the fair value hierarchy, contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below and non-marketable equity securities remeasured during the year ended December 31, 2020 and 2019 are classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2020.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 16 "Debt", and Note 14 "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 6.5% and 6.9%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income (loss) in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	2020				2019
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$—	$—	$—	$—	$—	$129,586	$—	$129,586
Marketable equity securities	117,515	—	—	117,515	870	—	—	870
Non-marketable equity securities	—	—	4,142	4,142	—	—	70,849	70,849
Equity options	—	376,453	—	376,453	—	290,971	—	290,971
Foreign exchange forwards and options	—	11,712	—	11,712	—	6,689	—	6,689
Interest rate contracts	—	5,042	—	5,042	—	2,474	—	2,474
	$117,515	$393,207	$4,142	$514,864	$870	$429,720	$70,849	$501,439
Liabilities:
Foreign exchange forwards and options	$—	$(45,498)	$—	$(45,498)	$—	$(1,814)	$—	$(1,814)
Interest rate contracts	—	(17,409)	—	(17,409)	—	(6,027)	—	(6,027)
Equity options	—	(382,012)	—	(382,012)	—	(292,263)	—	(292,263)
Contingent consideration	—	—	(23,593)	(23,593)	—	—	(162,160)	(162,160)
	$—	$(444,919)	$(23,593)	$(468,512)	$—	$(300,104)	$(162,160)	$(462,264)

Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the year ended December 31, 2020 and 2019. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2020 and 2019:

(in thousands)	2020	2019
Balance at beginning of year	$(162,160)	$(48,971)
Additions from acquisitions	(3,223)	(132,422)
Payments	141,790	11,800
Gain included in earnings	—	7,433
Balance at end of year	$(23,593)	$(162,160)
As of December 31, 2020, we had $23.6 million accrued for contingent consideration which is included in accrued and other current liabilities in the accompanying consolidated balance sheet. As of December 31, 2020, the $3.2 million of additions is related to the time value increases of existing contingent consideration liabilities related to both the 2019 asset acquisition of Formulatrix discussed in Note 5 "Acquisitions and Divestitures" as well as the 2018 acquisition of STAT-Dx. During 2019, a gain for the reduction in the fair value of contingent consideration related to unmet milestones of $7.4 million was recognized in restructuring, acquisition, integration and other, net in the accompanying consolidated statements of income (loss) and additions of $132.4 million primarily related to the asset acquisition of Formulatrix as discussed in Note 5.
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 16 "Debt" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2020 and 2019 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairments of non-marketable investments not accounted for under the equity method as discussed in Note 10.
The table below presents the carrying values and the estimated fair values of financial instruments not presented in the tables above as of December 31, 2020 and 2019.

	2020			2019
(in thousands)	Carrying Amount	Level 1	Level 2	Carrying Amount	Level 1	Level 2
Long-term debt including current portion:
Cash convertible notes	$791,000	$1,167,201	$—	$1,046,511	$1,296,334	$—
Convertible notes	442,481	510,930	—	—	—	—
U.S. Private placement	331,717	—	337,747	328,984	—	329,157
German private placement	357,551	—	361,957	330,857	—	334,371
	$1,922,749	$1,678,131	$699,704	$1,706,352	$1,296,334	$663,528
The fair values of the financial instruments presented in the tables above were determined as follows:
Cash Convertible Notes and Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2021, 2023 and 2024 as well as the Convertible Notes due in 2027.
U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.
The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the twelve-month periods ended December 31, 2020, 2019 or 2018 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

16. Debt
At December 31, 2020 and 2019, total current long-term debt, net of debt issuance costs of $10.7 million and $10.8 million, respectively, consists of the following:

(in thousands)	2020	2019
0.875% Senior Unsecured Cash Convertible Notes due 2021	$200	$285,244
0.500% Senior Unsecured Cash Convertible Notes due 2023	361,304	347,995
1.000% Senior Unsecured Cash Convertible Notes due 2024	429,496	413,272
0.000% Senior Unsecured Convertible Notes due 2027	442,481	—
3.75% Series B Senior Notes due October 16, 2022	304,761	302,040
3.90% Series C Senior Notes due October 16, 2024	26,956	26,944
German Private Placement (Schuldschein)	357,551	330,857
Total long-term debt	1,922,749	1,706,352
Less current portion	42,539	285,244
Long-term portion	$1,880,210	$1,421,108
The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $63.5 million, $68.0 million and $61.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.
In 2020, we repaid $296.4 million of the 2021 Notes, leaving $0.2 million outstanding as of December 31, 2020, which will be repaid at the original maturity on March 19, 2021.
In 2019, we repaid $506.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further below.
Future maturities (stated at the carrying values) of long-term debt as of December 31, 2020, are as follows:

Years ending December 31, (in thousands)
2021	$42,539
2022	485,795
2023	361,304
2024	572,870
2025	—
thereafter	460,241
$1,922,749
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after debt issuance costs of $3.7 million, of which $1.3 million was accrued as of December 31, 2020.
In accounting for the issuance of the 2027 Notes, we separated the 2027 Notes into liability and equity components. We allocated $445.9 million of the 2027 Notes to the liability component, representing the fair value of a similar debt instrument that does not have an associated convertible feature; and $54.1 million to the equity component, representing the conversion option, which does not meet the criteria for separate accounting as a derivative as it is indexed to our own stock.
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the 2027 Note.
We incurred issuance costs of $3.7 million related to the 2027 Notes. Issuance costs were allocated to the liability and equity components based on the same proportion used to allocate the proceeds. Issuance costs attributable to the liability component of $3.3 million are amortized to interest expense over the term of the 2027 Notes, and issuance costs attributable to the equity component of $0.5 million are included along with the equity component in equity.
The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represents an initial conversion price of $80.7218 per share, or

6.2 million underlying shares). At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in shares of common stock.
The notes may be redeemed at the option of each noteholder at their principal amount on December 17, 2025 or in connection with a change of control or delisting event.
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
•if we undergo certain fundamental changes as defined in the agreement; or
•if parity event or trading price unavailability event, as the case maybe occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.
The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.
Cash Convertible Notes due 2019, 2021, 2023, and 2024
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes in two tranches consisting of $430.0 million due on March 19, 2019 (2019 Notes) and $300.0 million due on March 19, 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. During 2019, $430.0 million was paid at maturity (2019 Notes) and $3.4 million of the 2021 Notes was redeemed. In 2020, a total of $296.4 million of the 2021 Notes was repaid, leaving $0.2 million outstanding as of December 31, 2020, which will be repaid at the original maturity on March 19, 2021.
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
We refer to the 2019 Notes, 2021 Notes 2023 Notes, and 2024 Notes, collectively as the “Cash Convertible Notes".
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
Noteholders may convert Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):
•if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•if we undergo certain fundamental changes as defined in the agreement;
•during the five-business day period immediately after any 10 consecutive trading day period in which the quoted price for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;
•if parity event or trading price unavailability event, as the case maybe occurs during the period of 10 days, including the first business day following the relevant trading price notification date;
•if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;
•if we elect to redeem the Cash Convertible Notes; or
•if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Notes have been accelerated.
The Contingent Conversion Conditions in the 2021, 2023, and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2021, 2023 and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, the Contingent Conversion Conditions noted above are not required to be bifurcated as separate instruments.
No Contingent Conversion Conditions were triggered for the 2023 Notes and 2024 Notes as of December 31, 2020.
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
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income (loss) until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $51.2 million and $54.0 million, respectively, $74.5 million for the 2023 Notes, and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 14 "Derivatives and Hedging".
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
In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes. For 2024 Cash Convertible Notes, we incurred $5.7 million transaction costs. Such costs have been allocated to the Cash Convertible

Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
Interest expense for the years ended December 31, 2020 and 2019 related to the 2027 Notes and the Cash Convertible Notes was comprised of the following:

(in thousands)	2020	2019
Coupon interest	$9,025	$9,954
Amortization of original issuance discount	38,229	36,966
Amortization of debt issuance costs	2,942	3,014
Total interest expense	$50,196	$49,934
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
During 2017, we used $73.7 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. A total of $0.4 million in issuance costs were paid in connection with the Warrant and the Call Option.
In November 2018, we used $97.3 million of the proceeds from the from the issuance of the 2024 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. A total of $0.9 million in issuance costs were paid in connection with the Warrant and the Call Option.
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
During 2019, we received $133.2 million in cash upon the exercise of the call options in connection with the repayment of the 2019 Notes. In the same transaction, we paid $132.7 million for the intrinsic value of the 2019 Notes' embedded cash conversion option. The net effect of the cash paid and received of $0.5 million was recognized as a gain in other income, net. In connection with the early conversion of a portion of 2021 Notes during 2019, we received $1.5 million upon the exercise of the related call options. Also, we paid $1.1 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. As a result of these early conversions, a gain of $0.4 million was recognized in other income, net.
During 2020, while the 2021 Notes were contingently convertible, we received conversion notices for $119.4 million of outstanding principal. In December 2020, we initiated a tender offer and repurchased a further $177.0 million of outstanding principal. In connection with these transactions, we received $239.8 million in cash upon the exercise of the call options and we paid $237.4 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. The net effect of the cash paid and received of $2.4 million was recognized as a gain in other income, net. Following the completion of the tender offer, $0.2 million of 2021 Notes will remain outstanding and will be repaid or converted at their stated maturity date on March 19, 2021.
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
U.S. Private Placement
In October 16, 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due and paid on October 16, 2019 (3.19%); (2) $300.0 million 10-year term due on October 16, 2022 (3.75%); and (3) $27.0 million 12-year term due on October 16, 2024 (3.90%). We paid $2.1 million in debt issuance costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2020. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2020 and 2019 was approximately $337.7 million and $329.2 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt, which was reduced to $127.0 million following the 2019 $73.0 million repayment. These interest rate swaps qualify for hedge accounting as fair value hedges as described in Note 14 "Derivatives and Hedging".
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of one U.S. dollar and several Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2020 totaled $26.9 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches is as follows:

				Carrying Value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	December 31, 2020	December 31, 2019
EUR	€11.5 million	Fixed 0.4%	March 2021	$14,115	$12,905
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	28,224	25,811
EUR	€21.5 million	Fixed 0.68%	October 2022	26,361	24,112
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	79,083	72,335
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,948	44,919
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	30,642	28,026
EUR	€64.0 million	Fixed 1.09%	June 2024	78,429	71,747
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	37,989	34,753
EUR	€14.5 million	Fixed 1.61%	June 2027	17,760	16,249
				$357,551	$330,857
The financial markets regulators in the United Kingdom and the Eurozone have passed regulations that will become effective in 2021 under which LIBOR and EURIBOR in their current form will not be compliant. Market participants and regulators are working on establishing new interest rate benchmarks. While the outcome of this work is not clear yet, the Schuldschein, our syndicated loan facility, and our interest rate swaps continue to make reference to the current LIBOR and EURIBOR benchmark rates. These agreements contain language for the determination of interest rates in case the benchmark rate is not available. However, it appears likely that the agreements will need to be adjusted in line with still to be developed market practice once new benchmark rates become available.
Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2020 total €427.0 million (approximately $524.0 million). This includes a €400.0 million syndicated ESG-linked revolving credit facility expiring December 2023 and three other lines of credit amounting to €27.0 million with no expiration date. The €400.0 million facility can be utilized in Euro and bears interest of 0.525% to 1.525% above EURIBOR, and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2020, $0.9 million of commitment fees were paid. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2020. The credit facilities are for general corporate purposes and no amounts were utilized at December 31, 2020.

17. Income Taxes
Income (loss) before income taxes for the years ended December 31, 2020, 2019 and 2018 consisted of:

(in thousands)	2020	2019	2018
Pretax (loss) income in The Netherlands	$(16,640)	$17,455	$(1,675)
Pretax income (loss) from foreign operations	456,112	(95,231)	227,412
	$439,472	$(77,776)	$225,737
Income tax expense (benefit) for the years ended December 31, 2020, 2019 and 2018 are as follows:

(in thousands)	2020	2019	2018
Current—The Netherlands	$270	$5,670	$5,794
—Foreign	86,720	13,371	52,835
	86,990	19,041	58,629
Deferred—The Netherlands	(6,921)	4,177	2,551
—Foreign	215	(59,539)	(25,823)
	(6,706)	(55,362)	(23,272)
Total income tax expense (benefit)	$80,284	$(36,321)	$35,357
The Netherlands statutory income tax rate was 25% for the years ended December 31, 2020, 2019 and 2018. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our effective tax rate for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
Income taxes at The Netherlands statutory rate	25.0%	25.0%	25.0%
Unrecognized tax benefits(1)	8.2	(14.1)	6.0
Valuation allowance(2)	(8.1)	(26.9)	1.5
Taxation of foreign operations, net(3)	(2.1)	33.1	(15.1)
Prior year taxes	(1.6)	(1.4)	0.2
Tax impact from intangible property transfer	(0.8)	27.2	—
Tax impact from (deductible) nondeductible items	(0.8)	(10.3)	1.3
Excess tax benefit related to share-based compensation	(0.6)	5.1	(2.1)
Government incentives and other deductions(4)	(0.6)	9.7	(1.2)
Changes in tax laws and rates	(0.3)	(0.4)	0.8
Other items, net	0.0	(0.3)	(0.7)
Effective tax rate	18.3%	46.7%	15.7%
  ____________________
(1) During 2020, we analyzed accruals for tax contingencies, primarily related to the potential nondeductibility of the $95.0 million expense reimbursement paid in connection with the unsuccessful acquisition attempt by Thermo Fisher and ongoing income tax audits.
(2) Due to increased taxable income and deferred tax liability position in 2020, we released a net $35.6 million valuation allowance primarily related to U.S. disallowed interest.
(3) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in these jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany, The Netherlands and Singapore. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable or partially exempt or subject to lower statutory tax rates. During 2020, we had intercompany arrangements through Dubai, and in 2018 through mid-2019 had arrangements through Luxembourg and Ireland.
(4) Government incentives include favorable tax regulations in the U.S. relating to research and development expense and other government incentives.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are potentially open back to 2008 for income tax examinations by tax authorities. The German group is open to audit for the tax years starting in 2014 and in 2019, the German tax authority commenced an audit for the 2014-2016 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2017 through the current period. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2016.
Changes in the amount of unrecognized tax benefits for the years ended December 31, 2020, 2019, and 2018 are as follows:

(in thousands)	2020	2019	2018
Balance at beginning of year	$58,002	$55,780	$44,033
Additions based on tax positions related to the current year	31,758	5,770	3,359
Additions for tax positions of prior years	3,560	14,532	11,984
Decrease for tax position of prior years	(57)	(9,073)	—
Decrease related to settlements	—	(7,605)	—
Decrease due to lapse of statute of limitations	(520)	(409)	(1,238)
Increase (decrease) from currency translation	7,349	(993)	(2,358)
Balance at end of year	$100,092	$58,002	$55,780
At December 31, 2020 and 2019, our net unrecognized tax benefits totaled approximately $100.1 million and $58.0 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $38.0 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income (loss) as part of income tax expense (benefit).
Our policy is to recognize interest accrued related to an underpayment of income taxes in interest expense and penalties within income tax expense. For the years ended December 31, 2020, 2019 and 2018, we recognized a net expense for interest and penalties of $1.9 million, $1.6 million and $1.1 million, respectively. At December 31, 2020 and 2019, we have accrued interest of $4.4 million and $2.5 million, respectively, which are not included in the table above.
We have recorded net deferred tax assets of $15.7 million and $33.1 million at December 31, 2020 and 2019, respectively. The components of the net deferred tax asset and liability at December 31, 2020 and 2019 are as follows:

	2020		2019
(in thousands)	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Net operating loss and tax credit carryforward	$67,856	$—	$50,274	$—
Accrued and other liabilities	22,926	—	17,977	—
Inventories	3,872	(2,269)	4,726	(1,439)
Unrealized gain (loss) on investments	—	(25,779)	—	(4,973)
Property, plant and equipment	6,099	(23,376)	5,297	(20,332)
Intangible assets	2,817	(55,999)	1,078	(26,294)
Share-based compensation	18,377	—	13,787	—
Disallowed interest carryforwards	42,090	—	73,690	—
Convertible notes	6,512	(13,513)	7,104	—
Other	9,428	(6,046)	5,998	(6,174)
	179,977	(126,982)	179,931	(59,212)
Valuation allowance	(37,332)	—	(87,619)	—
	$142,645	$(126,982)	$92,312	$(59,212)
Net deferred tax assets		$15,663		$33,100
At December 31, 2020, we had $686.3 million in total net operating loss (NOL) carryforwards which included $318.6 million for Germany, $176.4 million for the U.S., $68.5 million for The Netherlands, $49.8 million for Spain, and $73.0 million for other foreign jurisdictions. The NOL carryforwards in Germany and Spain carryforward indefinitely and we expect them to be fully utilized in future years. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOL carryforwards in the U.S. expire between 2024 and 2034 and in The Netherlands the NOL carryforwards expire between 2026 and 2028. NOL carryforwards of $25.3 million in other foreign jurisdictions expire between 2021 and 2030 while the remainder can be carried forward indefinitely. At December 31, 2020, we had $158.8 million of disallowed interest carryforwards which can be carried forward indefinitely. At December 31, 2020, tax credits total $3.0 million which expire between 2030 and 2039.
For the years ended December 31, 2020, 2019 and 2018, the changes in the valuation allowance charged to income tax expense totaled $36.8 million, $19.0 million and $0.8 million, respectively. For the year ended December 31, 2020, the changes in the valuation allowance charged to additional paid in capital totaled $13.5 million. The valuation allowance principally relates to disallowed interest carryforwards and net operating loss carryforwards. The Company can only recognize a deferred tax asset to the extent it is "more likely than not" that these assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.
As of December 31, 2020, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained of our subsidiaries that would be subject to tax if distributed amounted to $538.3 million at December 31, 2020. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $28.1 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2020 and 2019, of $1.6 million and $1.5 million, respectively.

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
Issuance and Conversion of Warrants
In connection with the issuance of the Cash Convertible Notes as described in Note 16 "Debt", we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid in capital in the accompanying consolidated balance sheets.
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

Cash convertible notes	Issued on	Number of share warrants issued (in millions)	Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2019	March 19, 2014	15.2	$32.0560	$40.6	December 27, 2018
2021	March 19, 2014	10.6	$32.0560	$28.3	December 29, 2020
2023	September 13, 2017	9.7	$50.9664	$45.3	June 26, 2023
2024	November 13, 2018	10.9	$52.1639	$72.4	August 27, 2024
During 2020, 0.8 million common shares were issued in connection with the early conversion of 4.2 million warrants related to the 2021 Notes which resulted in a $7.5 million decrease to additional paid in capital, a $22.7 million decrease in retained earnings, and a decrease of $30.3 million in treasury shares. The remaining warrants related to the 2021 Notes of 6.3 million were terminated in 2020, resulting in a cash payment of $174.6 million, a $30.3 million decrease to additional paid in capital and a $144.3 million decrease in retained earnings.
During 2019, 2.1 million common shares were issued in connection with the conversion of the 15.2 million warrants related to the 2019 Notes which resulted in a $31.1 million decrease to additional paid in capital, a $37.7 million decrease in retained earnings, a decrease of $68.8 million in treasury shares and an approximately $4 thousand cash payment for fractional shares.

Share Repurchase Programs
On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2020, we repurchased 1.3 million QIAGEN shares for $64.0 million (including transaction costs). This program ended on December 17, 2020.
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, we repurchased 2.9 million QIAGEN shares for $104.7 million (including transaction costs). During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs), bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs). This program ended on June 30, 2019.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2020 and 2019:

(in thousands)	2020	2019
Net unrealized loss on hedging contracts, net of tax	$(23,268)	$(2,289)
Net unrealized loss on pension, net of tax	(599)	(561)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $10.7 million and $9.7 million in 2020 and 2019, respectively	(25,717)	(22,587)
Foreign currency translation adjustments	(194,238)	(284,182)
Accumulated other comprehensive loss	$(243,822)	$(309,619)

19. Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised.
The following schedule summarizes the information used to compute earnings per common share for the years ended December 31, 2020, 2019 and 2018:

(in thousands, except per share data)	2020	2019	2018
Net income (loss)	$359,188	$(41,455)	$190,380

Weighted average number of common shares used to compute basic net income per common share	228,427	226,777	226,640
Dilutive effect of stock options and restrictive stock units	3,350	—	4,613
Dilutive effect of outstanding warrants	2,437	—	2,203
Weighted average number of common shares used to compute diluted net income per common share	234,214	226,777	233,456
Outstanding options and awards having no dilutive effect, not included in above calculation	11	107	272
Outstanding warrants having no dilutive effect, not included in above calculation	26,438	32,938	35,939

Basic earnings (loss) per common share	$1.57	$(0.18)	$0.84
Diluted earnings (loss) per common share	$1.53	$(0.18)	$0.82
For purposes of considering the 2027 Notes in determining diluted earnings (loss) per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes were out of the money and anti-dilutive during the period from December 17, 2020 through December 31, 2020, they were excluded from the diluted earnings (loss) per common share calculation in 2020.

Due to the net loss for the year ended December 31, 2019, stock options and restricted stock units representing approximately 3.9 million weighted-average shares of common stock and warrants representing 1.7 million shares of common stock were excluded from the computation of diluted net loss because the impact would have been antidilutive.

20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $7.4 million and $5.5 million at December 31, 2020 and 2019, respectively. Royalty expense relating to these agreements amounted to $12.2 million, $13.5 million, and $14.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2020, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase Commitments	License & Royalty Commitments
2021	$199,843	$10,003
2022	42,628	7,217
2023	5,364	4,483
2024	3,000	2,623
2025	—	2,349
Thereafter	—	3,364
	$250,835	$30,039
As of December 31, 2020, $28.4 million of the total purchase commitments are with companies in which we hold an interest and are considered related parties.
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $26.6 million based on the achievement of certain revenue and operating results milestones as follows:

Years ending December 31, (in thousands)
2021	$8,850
2022	17,700
$26,550

Of the $26.6 million total contingent obligation as discussed further in Note 9 "Financial Instruments and Fair Value Measurements," we have assessed the fair value at December 31, 2020 to be $23.6 million which is included in accrued and other current liabilities in the accompanying consolidated balance sheet.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2020, the commitment under these agreements totaled $21.2 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. The changes in the carrying amount of warranty obligations for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Balance at beginning of year	$3,141	$2,848
Provision charged to cost of sales	5,645	3,229
Usage	(3,978)	(2,921)
Adjustments to previously provided warranties, net	(125)	(1)
Currency translation	130	(14)
Balance at end of year	$4,813	$3,141

Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2020, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Litigation accruals recorded in accrued and other current liabilities totaled $5.2 million as of December 31, 2020 and $0.8 million as of December 31, 2019. The estimated amount of a range of possible losses as of December 31, 2020, is between $4.7 million and $16.3 million. During the year ended December 31, 2020, $0.3 million was paid. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

21. Segment Information
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Considering the acquisitions made during 2020 and our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate and make decisions as one business segment. Product category and geographic information follows below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories and customer class.

Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is The Netherlands, which reported net sales of $17.8 million, $15.8 million and $15.9 million for the years ended 2020, 2019 and 2018, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

Net sales (in thousands)	2020	2019	2018
Americas:
United States	$728,577	$663,869	$632,660
Other Americas	96,880	58,121	60,359
Total Americas	825,457	721,990	693,019
Europe, Middle East and Africa	682,289	487,476	490,301
Asia Pacific, Japan and Rest of World	362,600	316,958	318,528
Total	$1,870,346	$1,526,424	$1,501,848
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.5 million and $1.3 million as of December 31, 2020 and 2019, respectively.

Long-lived assets (in thousands)	2020	2019
Americas:
United States	$154,843	$147,027
Other Americas	2,436	3,507
Total Americas	157,279	150,534
Europe, Middle East and Africa:
Germany	304,571	229,225
Other Europe, Middle East and Africa	71,444	49,004
Total Europe, Middle East and Africa	376,015	278,229
Asia Pacific and Japan	26,078	26,480
Total	$559,372	$455,243

22. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 5 or 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 14.4 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2020.
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2020 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2020	792	$20.06
Exercised	(365)	$20.97
Outstanding at December 31, 2020	427	$19.28	1.25	$14,338
Vested at December 31, 2020	427	$19.28	1.25	$14,338
Vested and expected to vest at December 31, 2020	427	$19.28	1.25	$14,338
The total intrinsic value of options exercised during the years ended December 31, 2020, 2019 and 2018 was $6.5 million, $2.0 million and $5.0 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $1.3 million, $0.5 million, and $0.8 million during the years ended December 31, 2020, 2019 and 2018, respectively. At December 31, 2020, there was no unrecognized share-based compensation expense related to employee stock option awards.

At December 31, 2020, 2019 and 2018, 0.4 million, 0.8 million and 0.9 million options were exercisable at a weighted average price of $19.28, $20.06 and $20.04 per share, respectively. The options outstanding at December 31, 2020 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally up to 5 or 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.2%. At December 31, 2020, there was $73.1 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.25 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2020, 2019 and 2018 was $36.92, $37.28 and $35.37, respectively. The total fair value of stock units that vested during the years ended December 31, 2020, 2019 and 2018 was $29.3 million, $123.9 million and $54.3 million, respectively.
A summary of stock units as of December 31, 2020 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2020	5,183
Granted	1,035
Vested	(720)
Forfeited	(365)
Outstanding at December 31, 2020	5,133	2.25	$261,458
Vested and expected to vest at December 31, 2020	3,881	2.02	$205,097
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
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2020, 2019 and 2018 totaled approximately $40.9 million, $65.9 million and $40.1 million, respectively, as shown in the table below.

(in thousands)	2020	2019	2018
Cost of sales	$2,897	$2,493	$2,879
Research and development	7,014	5,810	6,457
Sales and marketing	15,889	7,947	9,372
General and administrative	15,136	23,705	21,405
Restructuring, acquisition, integration and other, net	—	25,938	—
Share-based compensation expense	40,936	65,893	40,113
Less: income tax benefit (1)	9,552	12,153	8,277
Net share-based compensation expense	$31,384	$53,740	$31,836
(1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $2.5 million, $4.0 million and $4.7 million, respectively, for the years ended December 31, 2020, 2019 and 2018.
Share-based compensation expense includes amounts related to the restructuring programs discussed in Note 6 "Restructuring and Impairments", including accelerated expense in 2019. No share-based compensation costs were capitalized for the years ended December 31, 2020, 2019 or 2018 as the amounts were not material.
23. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.6 million, $4.0 million and $4.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.2 million in each of the years ended December 31, 2020, 2019 and 2018.
We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $9.3 million at December 31, 2020 and $8.2 million at December 31, 2019, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.
Net sales to related parties for the years ended December 31, 2020, 2019, and 2018 are as follows:

(in thousands)	2020	2019	2018
Net sales	$6,025	$20,002	$23,358
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
As of December 31, 2020 and 2019 balances with related parties are as follows:

(in thousands)	2020	2019
Accounts receivable	$3,961	$7,589
Prepaid expenses and other current assets	$25,429	$13,697
Other long-term assets	$9,594	$16,830
Accounts payable	$4,050	$1,775
Accrued and other current liabilities	$1,380	$15,404
Prepaid expenses and other current assets include supplier advances from companies with which we have an investment or partnership interest. As of December 31, 2019, this also included short-term loan receivables that were collected during 2020.
During 2018, we purchased a convertible note for $15.0 million from a privately held company due in December 2021. During 2020, we purchased an additional convertible note from the same company for $10.0 million due in August 2023. Both notes bear interest at 8%. In the event the company goes public, the notes will convert into common shares in the company ranking pari passu with existing common shares. As of December 31, 2020, $17.1 million is included in prepaid expenses and other current assets and $9.0 million is included in other long-term assets in the accompanying consolidated balance sheets related to the principal, accrued interest and allowance for credit loss upon adoption of ASC 326 on January 1, 2020. As of December 31, 2019, $16.3 million is included in other long-term assets related to the principal and accrued interest due from this company related to the convertible note.
In connection with the 2019 Restructuring further discussed in Note 6 "Restructuring and Impairments", we entered into an agreement with a non-publicly traded company considered a related party to reduce future purchase commitments. As of December 31, 2019 due to this agreement, $12.8 million was included in accrued and other current liabilities in the accompanying consolidated balance sheet. Payment occurred during the year ended December 31, 2020.

SCHEDULE II
QIAGEN N.V. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands)	Balance at Beginning of Period	Charged to Costs and Expense	Deductions	Foreign Exchange and Other(1)	Balance at End of Period
Year Ended December 31, 2018:
Allowance for doubtful accounts	$8,008	$4,448	$(2,827)	$(359)	$9,270
Year Ended December 31, 2019:
Allowance for doubtful accounts	$9,270	$8,701	$(5,777)	$(79)	$12,115
Year Ended December 31, 2020:
Allowance for credit losses	$12,115	$17,764	$(13,784)	$20,089	$36,184	(2)
On January 1, 2020, we adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on a modified retrospective basis. Allowance for credit losses includes allowances for accounts receivable, loans receivable and other receivables for the year ended December 31, 2020
(1) Includes the ASC 326 adoption impact of $19.6 million in the year ended December 31, 2020.
(2) Of this amount, $1.2 million in 2020 is classified as long-term.

S-1