Form 20-F
period 2021-12-31
QIAGEN N.V.
filed 2022-03-14
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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

The number of outstanding Common Shares as of December 31, 2021 was 227,073,961.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.
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
_____________________________________________
EXCHANGE RATES
QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to “EUR”, the “euro” or “€” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 9, 2022, was $1.0993 per €1.
For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”
TRADEMARKS
We have proprietary rights to trademarks, trade names and service marks used in this Annual Report on Form 20-F that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report on Form 20-F may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

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
All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management the opportunity to successfully implement mitigation actions on a timely basis. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes.

Our corporate governance structure outlines the responsibilities of our Managing Board and Supervisory Board (discussed in more detail in Item 10 of this Annual Report) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in Item 6 of this Annual Report). We maintain internal controls to ensure the integrity of financial reporting, which is described further in Item 15 of this Annual Report. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in Item 16B of this Annual Report.

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
•Evaluating financial risks, including global economic risks, and currency rate fluctuations
•Evaluating and monitoring international hostilities
•Monitoring financial reporting risks, including multi-jurisdiction tax compliance
•Reviewing possible asset impairment events
•Assessing cyber security, compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals
•Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.
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
As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of a new product include:
•availability, quality and price relative to existing competitor products;
•the timing of introduction of the new product relative to competitive products;
•opinions of the new product’s utility;
•citation of the new product in published research;

•regulatory trends and approvals; and
•general trends in life sciences research, applied markets and molecular diagnostics.

In the development of new products, we may make significant investments in intellectual property, software solutions and manufacturing capacity. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance and sales. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
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
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables – sample and assay kits – designed to run on the systems. The rollouts of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests for processing on QIAsymphony, QIAstat-Dx and NeuMoDx systems, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of the QIAsymphony, QIAstat-Dx, NeuMoDx and QIAcuity systems could significantly affect sales of consumables products designed to run on these platforms.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown in recent years, with total net sales increasing to $2.25 billion in 2021 from $1.42 billion in 2017. We have made a series of acquisitions in recent years, including the acquisitions of NeuMoDx Molecular, Inc. in 2020, assets from Formulatrix, Inc. in 2019 for our entry into digital PCR with QIAcuity, and N-of-One in January 2019 to strengthen our position in bioinformatics. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions focused on molecular testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We continue to make investments to expand our existing business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase sales growth and realize operational efficiencies. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems, as well as expand the geographic presence of our operations, we intend to continue to assess the need to reallocate existing resources or hire new employees, as well as increase responsibilities for both existing and new management personnel.
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
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions potentially expose us to new operating and financial risks, including risks associated with the:

•assimilation of new products, technologies, operations, sites and personnel;
•integration and retention of fundamental personnel and technical expertise;
•application for and achievement of regulatory approvals or other clearances;
•diversion of resources from our existing products, business and technologies;
•generation of sales;
•implementation and maintenance of uniform standards and effective controls and procedures;
•exposure to cyber security risks or compromise of acquired entities;
•maintenance of relationships with employees, customers and suppliers, and integration of new management personnel;
•issuance of initially dilutive equity securities;
•incurrence or assumption of debt and contingent liabilities;
•amortization or impairment of acquired intangible assets or potential businesses; and
•exposure to liabilities of and claims against acquired entities or personnel, including patent litigation.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. We may experience an adverse impact on our results of operations due to the current geopolitical tensions caused by the Russian invasion of Ukraine. The governments of the European Union, the United States, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the levels of government spending or the global supply chain, with negative implications on the availability and prices of raw materials, energy prices, and our customers, as well as the global financial markets.
Further, the global economy recovery from the COVID-19 pandemic will depend on many factors, including the recovery of the supply chain. In the near term we anticipate continued exposures on the supply chain and we have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. In 2021, we have been able to secure a stable supply of chemicals, bioreagents, plastics and packaging materials with only moderate price adjustments. However in electronics, we have seen shortages that needed to be mitigated with long term contacts and high volume agreements, which at times included price increases. These increases are considered in the pricing of our products. We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels, to guard against normal volatility in availability and we continue to work to circumvent shortages and keep pricing competitive. However, there also is a risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs which would negatively impact margins.
During challenging economic times, access to financing in the global financial markets has also been adversely affected for many businesses. The central banks in the U.S., the UK and the Euro Zone have started to signal a revision of the very accommodating monetary policies. Combined with the high degree of uncertainty in the global financial markets and the economic conditions generally and as a result of the war in Ukraine, this may impact our future performance. Our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
Our results of operations could also be negatively impacted by any governmental action or inaction resulting in automatic government spending cuts (sequestration) that may take effect, particularly in terms of federal government funding in the United States. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
As is the case for many businesses, we face the following risks in regard to financial markets:
•severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;
•failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;
•inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and
•increased volatility or adverse movements in foreign currency exchange rates.

Our global operations may be affected by actions of governments, global or regional economic or public health developments, weather or transportation delays, epidemics or pandemics, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.
Our business involves operations around the world. Our primary consumable manufacturing facilities are located in Germany, the U.S., Spain and China. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our global footprint exposes us to unforeseen events, such as the December 2019 outbreak of the novel coronavirus (COVID-19) and the resulting global pandemic, or other natural events which may be associated with climate change. Our facilities may be harmed by unforeseen events, and in the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, increased costs, or we may be required to identify alternate suppliers and/or rely on third-party manufacturers.
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
Terrorist attacks and international hostilities and instability in any region could adversely affect our business.
Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the global supply chain and adversely affect both our ability to sell our products to certain regions or purchase supplies from such regions. In particular, the warfare, political turmoil or terrorist attacks in Ukraine could adversely impact our financial condition, result of operations and cash flows. In February 2022, Russian troops invaded

Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, the conflict in Ukraine could materially disrupt our operations in Europe and/or increase their costs. In addition, Russia's prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the European Union, the United States and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia's military incursion and the resulting sanctions could adversely affect the global economy and financial markets and thus could affect our business, operations, operating results and financial condition as well as, potentially, the price of our common shares. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Annual Report.
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials in a timely manner or in sufficient quantity or quality to produce certain products, and this could have an adverse impact on our results of operations.
The ongoing COVID-19 pandemic has resulted in increased global supply chain constraints and disruption to the operations of certain of our suppliers, and we cannot predict the duration or severity of current supply chain issues, including increased freight costs. Supply chain constraints have required, and may continue to require, in certain instances, alternative delivery arrangements and increased costs and could have a material adverse effect on our business and operations.
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
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than the Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our common shares, par value EUR 0.01 per share ("Common Shares") without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations, financial flexibility or cash flow.
We rely on secure communication and information systems and are subject to privacy and data security laws which, in the event of a disruption, breach, violation or failure, could adversely affect our business.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information of our customers and employees, in our data centers and on our networks or in the cloud. Our operations rely on the secure processing, storage and transmission of confidential and other information on both our own and cloud-based computer systems and networks. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually updating our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption of data or other operational disruption. Failures in our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. Furthermore, there is an increased risk of cyber security attacks by state actors due to the current conflict between Russia and Ukraine. Recently, Russian ransomware gangs have threatened to increase hacking activity against critical infrastructure of any nation or organization that retaliates against Moscow for its invasion of Ukraine. Any such increase in such attacks on our third-party providers or other systems could adversely affect our network systems or other operations. If we do experience a breach or failure of our systems, we could experience potentially significant operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. In the U.S., individual states regulate requirements and have authority over privacy and personal data protection. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility into and control over their personal information. Virginia and Colorado also enacted comprehensive data privacy laws similar to the CCPA, both of which will be effective in 2023. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted. There are also European privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws that impose further restrictions on the transfer, access, use and disclosure of health and other personal information, which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could subject us to costly regulatory action or lawsuits and could adversely impact our reputation, business and future business plans.
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may negatively impact our ability to grow revenues in the healthcare market or our profitability.
Changes in the market availability or reimbursement of our diagnostic testing products by insurance providers and health maintenance organizations could also have a significant adverse impact on our results of operations. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained, and the process can delay the broad market introduction of new products. If third-party reimbursement is not consistent or financially adequate to cover the cost of our products, this could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

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
We sell our products to universities, government laboratories and private foundations, whose funding is dependent on grants from government agencies, such as the NIH (National Institutes of Health) in the United States. Although the level of research funding has been increasing in recent years, we cannot ensure that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the U.S. Food and Drug Administration (FDA) or similar non-U.S. authorities. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness and/or receiving regulatory approval could have a material adverse effect on our sales and results of operations.
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
We and our customers operate in a highly regulated environment characterized by frequent changes in the governing regulatory framework. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (notably in genomic research, gene editing and cloning) have prompted intense public debate on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase or establish regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes in applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products, or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting preclinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the FDA in the U.S. and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business.
Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and in vitro diagnostic medical devices (IVD) approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.
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
We have made investments in and are expanding our business into growth markets, which exposes us to risks.
Our top seven growth markets are Brazil, China, India, South Korea, Mexico, Russia and Turkey, which together accounted in 2021 for approximately 14% of total sales. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks arising from the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may face several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems that may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In the case of Russia, which represented less than 1.0% of consolidated net sales in 2021, our expansion could be limited due to the economic fallout of the recent and ongoing Russian invasion of Ukraine, which has led to widespread economic sanctions on Russia and the devaluation of the Russian ruble. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
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
We have a significant amount of debt, debt service obligations and restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations, and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:
•make it difficult for us to make required payments on our debt;
•make it difficult in the future for us to obtain financing necessary for working capital, capital expenditures, debt service requirements or other purposes;
•limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
•make us more vulnerable in the event of a downturn in our business.

The London Interbank Offered Rate (“LIBOR”) has historically been widely used as a reference for setting the interest rate on loans globally. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform or discontinuation. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Subsequently, the ICE Benchmark Administration announced its plan to extend the date most U.S. dollar LIBOR values would cease being computed to June 30, 2023. Following the end of 2021, LIBOR ceased being a widely used benchmark interest rate. Presently, we do hold debt and derivative instruments that use LIBOR. While we expect to settle these instruments in October 2022 and certain agreements do contain language for the determination of interest rates in the event the LIBOR rate is not available, if changes to these agreements are required, we could be negatively impacted by any newly determined alternative benchmark.
Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.
Our future capital requirements and level of expenses will depend on numerous factors, including the costs associated with:
•marketing, sales and customer support efforts;
•research and development activities;
•expansion of our facilities;
•consummation of possible future acquisitions of technologies, products or businesses;
•demand for our products and services;
•repayment or refinancing of debt; and
•payments in connection with our hedging activities and/or taxes.

We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2021, we had outstanding long-term debt of $1.9 billion, of which $847.6 million was current. We may need to refinance these liabilities.
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
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this Annual Report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 14 "Derivatives and Hedging" and Note 16 "Debt", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.

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
At December 31, 2021, our consolidated balance sheet reflected $2.4 billion of goodwill and $627.4 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, Spain and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in many countries. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as the general economic and public health conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. Further, any misuse or other wrongful use of our products could expose us to negative publicity resulting in reputation or brand damage with customers or partners. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

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
Real or perceived defects in or misuse of our products could adversely affect our results of operations, growth prospects and reputation.
We currently market our products in 130 countries. Due to the size and breadth of our operations, we may not always be able to track the use of our products by the end users. If our products are misused or are perceived to be misused, this could adversely affect our reputation and our customers’ willingness to buy from us, and adversely affect market acceptance or perception of our products.
Many of our customers, especially those in law enforcement and government who use our products for forensic testing, human identification, food testing or other purposes, use our products in applications that are of public interest or critical to their businesses or missions and may thus have a lower risk tolerance to defects in our products than to defects in other, less critical, products. A defect in or misuse of any of our products by our law enforcement customers could lead to interference with the administration of justice, for example by corrupting forensic evidence. Any defects or misuse, real or perceived, cause us to lose sales opportunities, increase our service costs, incur replacement costs, lose customers or subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. In addition, our products could be perceived as ineffective for reasons outside of our control.
Additionally, if any of our customers, government or otherwise, use or are perceived to use our products in a manner that is unethical, unlawful or inconsistent with our values, this may damage our reputation and results of operations. We strive to ensure that our products are used only in ethical and lawful ways, but we cannot provide any assurance that we will not be subject to claims from third parties alleging that our products were misused. Any allegations of misuse by our customers or third parties may damage our reputation, even if we took no part in the misuse or take immediate action to sever ties with such customers.
We believe that our brand and reputation are critical to driving our business. Building our brand will depend largely on our ability to continue to provide top-tier service, including high quality products at appropriate price points, which we may not do successfully. Negative reviews or publicity about our products or business, especially on media outlets, could harm our reputation and diminish our ability to make additional sales, which would adversely affect our business, financial condition, and results of operations.
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2021, we owned 338 issued patents in the United States, 273 issued patents in Germany and 1,832 issued patents in other major industrialized countries. In addition, as of December 31, 2021, we had 425 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Since January 10, 2018, our shares have been listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $59.00 to a low of $32.97. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €51.56 to a low of €29.55 during the last two years. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:
•announcements of technological innovations or the introduction of new products by us or our competitors;
•developments in our relationships with collaborative partners;
•quarterly variations in our operating results or those of our peer companies;
•changes in government regulations, tax laws or patent laws;
•developments in patent or other intellectual property rights;
•developments in government spending budgets for life sciences-related research;
•general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and
•impact from foreign exchange rates.

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
QIAGEN has conducted share repurchase programs in the past through open-market transactions. The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans, and thus to reduce dilution to existing holders of our Common Shares. In 2019, we began net share withholding on the vesting of stock-based awards and as a result, fewer shares are issued than the number of awards outstanding. We may decide not to continue such programs in the future, our covenants with lenders may limit our ability to use available cash to do so, or the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2021, a total of approximately 227.1 million Common Shares were outstanding along with approximately 4.0 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 18.0 thousand were vested. A total of approximately 12.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2021, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, convertible debt issued in 2020 and Warrants issued in connection with the Cash Convertible Notes cover an aggregate of 26.8 million underlying shares of common stock or up to a maximum of 42.5 million shares, subject to customary adjustments under certain circumstances.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
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
Item 4.    Information on the Company
Description of our business
Company overview
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable customers across the continuum of molecular research and clinical testing to unlock valuable insights faster, better and more efficiently - from the raw biological sample to the final interpreted results. Proven QIAGEN solutions and content are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information, in keeping with our vision of making improvements in life possible.
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
We have grown by developing new instruments, consumables and digital solutions to meet diverse and growing needs in the market, partnering with researchers and pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for our portfolio of molecular testing products in life science research and molecular diagnostics totals more than $11 billion. We continue to accelerate the growth of our portfolio of Sample to Insight solutions, delivering efficiency and effectiveness, increasing the value of QIAGEN as an employer of choice and enhancing the customer experience. Our growth strategy is anchored in our five pillars of growth: sample technologies, the digital PCR (Polymerase Chain Reaction) platform QIAcuity, the clinical PCR automation solutions QIAstat-Dx and NeuMoDx and the QuantiFERON technology platform used to detect diseases such as latent tuberculosis.
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
As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference.
Our products
Our leadership in molecular testing solutions leverages our product portfolio across a wide range of applications. We provide more than 500 core consumable products (sample and assay kits), instruments and automation systems, and bioinformatics solutions for analysis and interpretation. These products comprise two main categories: consumables and related revenues accounted for between 86% and 89% of total net sales during the last three years and includes sample and assay kits, bioinformatics solutions, royalties, co-development milestone payments and services, while instruments includes related services and contracts and accounted for between 11% and 14% of total net sales during the same time period.
In 2021, we continued to expand our portfolios with solutions used in COVID-19 testing as well as non-COVID related applications.
For COVID-19, we have built a comprehensive portfolio of solutions to cover the phases of the pandemic including: a collection of RNA extraction kits and automation instrumentation from our sample technologies portfolio, PCR testing workflows including QIAstat-Dx, NeuMoDx, and other PCR solutions, Original Equipment Manufacturer ("OEM") components used by other diagnostic suppliers, antigen and antibody tests, and genomic solutions. New products in 2021 were focused on expanding our solutions for surveillance and providing products for rapid high-throughput PCR testing:
•artus® SARS-CoV-2 Prep&Amp UM Kit - solution for large-scale COVID-19 testing with CE-IVD registration
•QIAstat-Dx Respiratory 4 Plex Flu A-B/RSV/SARS-CoV-2 test - launched as CE-IVD test to identify whether patients have influenza A or B, respiratory syncytial virus (RSV) or SARS-CoV-2
•NeuMoDx™ Flu A-B/RSV/SARS-CoV-2 Vantage Test - launched as FDA approved test to identify whether patients have influenza A or B, respiratory syncytial virus (RSV) or SARS-CoV-2
•QuantiFERON SARS-CoV-2 assay - received CE-marking as an aid to assessment of immunity in vaccinated individuals
•QIAcuity digital PCR wastewater testing workflow - completed US government contract for use in wastewater testing
•PreAnalytix PAXgene Saliva Collector - new method of sample collection for SARS-CoV-2 research. Additional applications are being developed for the sample collection kit, including DNA
•QIAseq DIRECT SARS-CoV-2 Kit - Ultra-Fast sequencing solution for high-throughput genomic surveillance

In our non-COVID product groups, we continued to build menus and release new products to expand our capabilities and prepare our platforms to capture growth in a post-pandemic market.
Consumables launches:
•QIAwave product line - environmentally friendly sample preparation consumables kits
•QIAstat-Dx panels for the diagnosis of more than 20 various conditions through one syndromic test
–Meningitis / Encephalitis - received CE-IVD registration

–Gastrointestinal - submitted for US regulatory clearance
•QIAreach QuantiFERON-TB test - designed for use for the detection of TB in low-resource, high-burden countries (Approved by the Global Fund's Expert Review Panel Diagnostics (ERPD))
•QuantiFERON LIAISON® LymeDetect® assay - test for the early diagnosis of Lyme Borreliosis, a bacterial disease that can cause long-term and debilitating health issue, co-developed and commercialized with DiaSorin
Instrument launches:
•EZ2 Connect - next generation of the EZ1 sample processing instrument for applications including biomedical research, forensics and clinical diagnostics
•QIAcube Connect MDx - sample processing instrument cleared for use in US, EU and other worldwide markets
•QIAsphere - cloud-based solution to enable remote digital monitoring of instrumentation platforms, initially for QIAstat-Dx

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
Primary sample technology consumables
•Nucleic stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
•Mainly based on silica membrane and magnetic bead technologies
	•QIAamp •PAXgene •AllPrep	•DNeasy •AdnaTest •QIAprep&amp	•RNeasy •MagAttract
Secondary sample technology consumables
•Kits and components for purification of nucleic acids from secondary sample materials (e.g. gel, plasmid DNA)	•QIAprep •QIAGEN Plasmid •HiSpeed	•QIAquick •QIAfilter •EndoFree	•DyeEx •R.E.A.L.
Sample technology instruments
•Instruments for nucleic acid purification, quality control and accessories	•QIAsymphony •EZ1 •TissueLyser	•QIAcube Connect •QIAxpert	•QIAcube HT •QIAxcel
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

Diagnostic solutions	Selected QIAGEN brands
Immune response consumables
•Interferon-Gamma Release Assay (IGRA) for TB testing •Assays for post-transplant testing and viral load monitoring	•QuantiFERON	•QIAreach
Oncology and Sexual & Reproductive health consumables
•Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions •Assays for prenatal testing and detection of sexually transmitted diseases and HPV	•Therascreen •AmniSure / PartoSure	•Ipsogen	•digene HC2
Sample to Insight instruments
•One-step molecular analysis of hard-to-diagnose syndromes •Fully integrated PCR testing	•QIAstat-Dx	•NeuMoDx

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
Research PCR consumables
•Different generations of PCR, quantitative PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies
	•QuantiTect •OneStep RT-PCR •Type-it •OmniScript	•QuantiFast •QIAGEN Multiplex •miRCURY •miScript	•QuantiNova •HotStarTaq •TopTaq
Human ID / Forensics assay consumables
•STR assays for Human ID, additional assays for food contamination	•Investigator (human ID / forensics)	•mericon (food safety)
PCR instruments
•Digital PCR solutions	•QIAcuity •Rotor-Gene Q	•QIAquant •QIAgility	•QIAamplifier 96
OEM consumables
•Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	•Provided on an individualized contract basis
Genomics / NGS
This product group includes our universal NGS (next-generation sequencing) solutions for use with any NGS sequencer as well as the full bioinformatics portfolio offered by QIAGEN Digital Insights.

Genomics / NGS	Selected QIAGEN brands
Universal NGS consumables
•Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, etc.	•QIAseq	•REPLI-g Epitect
QIAGEN Digital Insights solutions
•Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is also integrated into many QIAGEN consumables and instruments
	•QIAGEN Clinical Insight •N-of-One •Ingenuity Variant Analysis	•CLC Genomics Workbench •OmicSoft •Ingenuity Pathway Analysis	•QIAGEN Knowledge Base •HGMD
Custom laboratory and genomic services
•Custom services such as DNA sequencing, whole genome amplification, and non-cGMP DNA production	•Provided on an individualized contract basis
Other
Revenues from various sources including protein biology products, royalties, intellectual property and freight charges.
Principal Markets
We sell our products to more than 500,000 customers in two broad customer groups: Molecular Diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical R&D and applied testing). We estimate the total addressable market has a volume of over $11 billion per year. The five pillars of growth – sample technologies, immune response, digital PCR, integrated PCR, syndromic testing – account for more than $6 billion of this total.

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
Molecular testing is the most dynamic segment of the global in vitro diagnostics market. The pandemic has demonstrated the value of molecular testing in healthcare and we expect the market to provide significant growth opportunities.
We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs and have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. We have more than 25 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. In 2021 we continued to expand on these partnerships with new agreements to develop NGS based assays. These include partnerships with Inovio for development of an assay for advanced cervical dysplasia, with OncXerna Therapeutics for their ovarian cancer therapeutic and with Sysmex Corporation for liquid biopsy oncology solutions. In addition we signed an agreement with Mirati for a PCR-based assay for Non-Small Cell Lung Cancer. Companion diagnostics move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.
Molecular Diagnostics customers accounted for $1.1 billion, $904 million, and $737 million of our sales in 2021, 2020 and 2019, respectively.
Life Sciences
The Life Sciences market includes governments and biotechnology companies – and researchers who use molecular testing and technologies and are generally served by public funding in areas such as medicine and clinical development, forensics and exploring the building blocks of life.
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
Life Sciences customers accounted for $1.1 billion, $966 million, and $789 million of our sales in 2021, 2020 and 2019, respectively.
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

Net Sales (in millions)	2021	2020	2019
Consumables and related revenues	$1,986.3	$1,615.4	$1,354.1
Instrumentation	265.3	254.9	172.3
Total	$2,251.7	$1,870.3	$1,526.4
Geographical Information
We currently market products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

Net Sales (in millions)	2021	2020	2019
United States	$909.7	$728.6	$663.9
Other Americas	97.7	96.9	58.1
Total Americas	1,007.4	825.5	722.0
Europe, Middle East and Africa	814.4	682.3	487.5
Asia Pacific, Japan and Rest of World	429.9	362.6	317.0
Total	$2,251.7	$1,870.3	$1,526.4
We have built an increasing presence in key markets as a growth strategy. In 2021, the top seven growth markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey contributed approximately 14% of net sales.
Seasonality
Our business does not experience significant predictable seasonality. Historically, a significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns such as the timing and severity of viral infections such as the influenza or SARS-CoV-2 viruses.
Suppliers
We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. Our procurement policy, which is available on our website, contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. In 2021, all new suppliers have signed our procurement policy. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance as appropriate. As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis the risks and benefits of reliance on our existing suppliers.
We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. In 2021, we have been able to secure a stable supply of chemicals, bioreagents, plastics and packaging materials with only moderate price adjustments. However in electronics, we have seen shortages that needed to be mitigated with long term contacts and high volume agreements, which at times included price increases. These increases are considered in the pricing of our products. We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels, to guard against normal volatility in availability and we continue to work to circumvent shortages and keep pricing competitive.
Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and the Life Sciences. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.
As a percentage of sales, our research and development investments are among the highest in our industry. 992 employees in research and development work in QIAGEN centers of excellence on three continents.
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
Innovation in automation systems positions us in fast-growing fields of molecular testing, and generates ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Medicine in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing (NGS) kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. We continue to develop applications for the QIAcuity digital PCR system which is designed to make digital PCR technology available to Life Sciences laboratories worldwide.
We collaborate with many institutions and companies to create innovative molecular solutions. In 2021, we joined collaborations to facilitate rapid advancements in building a broader application base for QIAcuity including a partnership with GT Molecular to provide a SARS-CoV-2 wastewater testing workflow, with Atila BioSystems to advance digital PCR in non-invasive prenatal testing, and with Actome to develop protein analysis solutions.
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
We continue to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Since the onset of the pandemic there has been an increase in virtual events and use of digital sales channels. We have likewise increased the activities in digital marketing to adapt to these market changes, such as installing an in-house studio to facilitate creation of video content and live virtual events.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2021, additions to our intangible assets outside of business combinations totaled $24.0 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2021, we owned 338 issued patents in the United States, 273 issued patents in Germany and 1,832 issued patents in other major industrialized countries. We had 425 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

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
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) have been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements, including those relating to device safety and efficacy, set out in an annex of the Directive. According to the IVD Directive, EU Member States presume compliance with these essential requirements for devices that are in conformity with the relevant national standards transposing the harmonized standards, such as ISO 13485:2016, the quality system standard for medical device manufacturers.
IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the EU declaration of conformity procedure to obtain a CE marking.
In May 2022, the Directive will be replaced by the In Vitro Diagnostic Device Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and given a 5-year transition period until its full implementation on May 26, 2022. Unlike the Directive, the IVDR has binding legal force throughout every Member State and it will become effective on a set date in all the Member States. The major goals of the IVDR are to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVD devices will be subject to additional legal regulatory requirements after it comes into full effect. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Products already certified by a Notified Body may remain on the market until May 25, 2024 under some conditions including fulfillment of specific requirements in the IVDR, but ultimately most products will have to be approved. Under the Directive the majority of QIAGEN products were under the self-declaration classification, while under IVDR most of QIAGEN products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports. On January 25, 2022, Regulation (EU) 2022/112 was published to extend the transitional provisions of IVDR (EU) 2017/746, allowing most devices with their EC Declaration of Conformity under the IVD Directive to be placed on the market and/or put into service for an additional timeframe of 3-6 years depending on their appropriate risk class under the IVDR.
The EC has designated six (6) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN’s Notified Body, TÜV Rheinland. MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. Open points still being addressed/defined are the designation of EU Reference Laboratories and Common Specification for high risk IVDs. With respect to the current COVID-19 pandemic, the EC has classified SARS-CoV-2 assays as high risk.
The General Data Protection Regulation (GDPR) of the European Union, imposes restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. GDPR and other EU data privacy and security laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action, fines, or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.
The General Data Protection Regulation (GDPR), which applies to all EU member states from May 25, 2018, also applies to some of our operations.
United Kingdom
The UK’s withdrawal from the EU has major ramifications for IVD manufacturers. Among other things, companies now have to follow new procedures that apply in the UK, including appointment of a UK Responsible Person rather than relying on European Authorized Representatives, to manage their compliance efforts in the UK.
The UK Medicine and Healthcare Products Regulatory Agency (MHRA) issued guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs will require certification in the UK, which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. As described in the guidance, MHRA will continue to recognize CE marks until June 30, 2023, although companies wishing to place IVDs on the UK market are required to register as such with MHRA. After July 1, 2023, companies selling in the UK will have to obtain a new marking called a UK Conformity Assessed mark (UKCA).
United States
In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.
Certain types of tests, like some that we manufacture and sell for research use only in the United States, are not subject to the FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs), which are IVDs that are designed, manufactured and used within a single accredited, clinical laboratory, have generally been subject to enforcement discretion and not actively regulated by the FDA. As LDTs have increased in complexity, the FDA has taken steps towards developing a risk-based approach to the regulation of LDTs; however, most LDTs remain under FDA enforcement discretion. Congress has also signaled interest in clarifying the regulatory landscape for LDTs. In 2020, the Verifying Accurate, Leading-edge IVCT Development (VALID) Act was introduced in both chambers of Congress, and it was reintroduced in substantially unchanged form in June 2021. If enacted, clinical laboratories that develop and offer LDTs and traditional IVD medical device manufacturers would be subject to similar regulatory oversight. The VALID Act defines both LDTs and IVDs as in vitro clinical tests (“IVCT”) and would establish a new regulatory framework under the Food, Drug and Cosmetic Act (FDCA) for the review and oversight of IVCTs. The proposed regulatory framework adopts various concepts from the FDCA, utilizing a risk-based approach that aims to ensure that all marketed IVCTs have a reasonable assurance of both analytical and clinical validity.
Medical devices are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably assure their safety and effectiveness. Class I devices are generally exempt from premarket review and are subject to general controls, including labeling requirements, and adherence to the FDA’s Quality System Regulations (QSR), which are device-specific current good manufacturing practices. Class II devices are generally subject to premarket notification (or 510(k) clearance), the QSR, general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval (PMA). The payment of a user fee, which is typically adjusted annually, to the FDA is usually required upon filing a premarket submission (e.g., premarket notification, premarket approval, or De Novo classification request) for FDA review.
510(k) Premarket Notification. A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and is not subject to premarket approval. A device is substantially equivalent to a predicate device if its intended use(s), performance, safety and technological characteristics are similar to those of the predicate; or has a similar intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

If the FDA determines that the device (1) is not substantially equivalent to a predicate device, (2) has a new intended use compared to the identified predicate, (3) has different technological characteristics that raise different questions of safety and effectiveness, or (4) has new indications for use or technological characteristics and required performance data were not provided, it will issue a “Not Substantially Equivalent” (NSE) determination. If the FDA determines that the applicant’s device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use.
De Novo Classification. If a previously unclassified new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device.
In October 2021, FDA issued a final rule that would formally codify requirements for the medical device De Novo process and the procedures and criteria for product developers to file a De Novo classification request (86 Fed. Reg. 54,826). Although the final rule does not affect marketed products, and likely not expected to impact products in current development, the FDA’s goals in promulgating the final rule are to create a predictable, consistent, and transparent De Novo classification process for innovative medical device developers.
Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. A clinical trial involving a “significant risk” device may not begin until the sponsor submits an investigational device exemption (IDE) application to the FDA and obtains approval to begin the trial.
After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA and begin the substantive review process. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.
Any products manufactured and sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including quality system requirements, record-keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.
As a result of the COVID-19 pandemic, the Secretary of the U.S. Department of Health and Human Services declared a public health emergency and authorized the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical countermeasures (including medicines and diagnostic tests) when there are no adequate, approved, and available alternative options. EUAs remain in effect until the emergency declaration ends unless the FDA decides to revise or revoke an EUA at an earlier point as the agency considers public health needs during the emergency and new data on an authorized product’s safety and effectiveness, or as products meet the criteria for FDA approval or clearance. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs, including QIAGEN. The FDA has indicated the withdrawal of EUAs for COVID-19 countermeasures will be done in a gradual, phased process and issued draft guidance on a transitional plan.

Regulation of Companion Diagnostic Devices
If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device. The FDA defines an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product.
The FDA has also introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.
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
Regulation of Research Use Only Products
Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” RUO refers to devices that are in the laboratory phase of development, while investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls pursuant to long-standing FDA guidance on RUO/IUO diagnostics. Because we do not promote our RUOs for clinical diagnostic use, or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they may then develop, validate and promote for clinical use. However, QIAGEN does not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use.
HIPAA and Other Privacy and Security Laws
The Health Insurance Portability and Accountability Act of 1996 (HIPAA), established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (Covered Entities,), as well as individuals or entities that perform services for them involving the use, or disclosure of, individually identifiable health information or “protected health information” under HIPAA. Such service providers are called “Business Associates." Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions. The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures to maintain the security of protected health information.

On February 17, 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities and Business Associates.
Under ’HITECH’s breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.
Our Redwood City entity serves in some cases as a Business Associate to customers who are subject to the HIPAA regulations. In this capacity, we maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/or administrative enforcement and increased civil and criminal penalties for non-compliance, including a new, four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of protected health information are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.
California has also adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020 and became enforceable by the state attorney general on July 1, 2020. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches.
The regulations issued under the CCPA have been modified several times. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the election on November 3, 2020. The CPRA will modify the CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses stemming from efforts to comply, and additional potential for harm and liability for failure to comply. Other states in the U.S. are considering privacy laws similar to the CCPA. In February 2021, the Virginia legislature became the second to enact a state-specific law called the Consumer Data Protection Act, or CDPA, which includes key differences from California’s law, further complicating compliance by industry and other stakeholders.
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
U.S. Fraud and Abuse Laws and Other Healthcare Regulations
A variety of state and federal laws prohibit fraud and abuse involving state and federal healthcare programs, as well as commercial insurers. These laws are interpreted broadly and enforced aggressively by various federal and state agencies, including the Centers for Medicare & Medicaid Services (CMS), the Department of Justice (DOJ), and the Office of Inspector General for the U.S. Department of Health and Human Services (OIG). The Company seeks to conduct its business in compliance with all applicable federal and state laws.
State and federal fraud and abuse laws may be interpreted and applied differently, and arrangements and business practices could be subject to scrutiny under them by federal or state enforcement agencies. Sanctions for violations of these laws could result in a wide range of penalties, including but not limited to significant criminal sanctions, civil fines and penalties.

The Anti-Kickback Statute
The federal Anti-Kickback Statute (AKS) prohibits, in pertinent part, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce that person:
•To refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made by federal healthcare programs; or
•To purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering, any good, facility, service, or item for which payment may be made by a federal healthcare program.

A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. Recognizing that the AKS is broad and potentially applies to innocuous or beneficial arrangements, the OIG issued regulations, commonly known as “safe harbors,” which set forth certain requirements that, if fully met, insulate a given arrangement or conduct from prosecution under the AKS. The AKS also has statutory exceptions that provide protection similar to that of safe harbors. If, however, an arrangement does not meet every requirement of an exception or safe harbor, the arrangement does not necessarily violate the AKS. A facts-and-circumstances analysis is necessary to determine AKS compliance or lack thereof. The statutory penalties for violating the AKS include imprisonment and criminal fines. In addition, through application of other laws, conduct that violates the AKS can give rise to civil monetary penalties and possible exclusion from Medicare, Medicaid, and other federal healthcare programs. Claims including items or services resulting from a violation of the AKS also constitute a false or fraudulent claim for purposes of the False Claims Act.
In addition to the federal AKS, many states have their own anti-kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply to both state healthcare programs and commercial insurers. The penalties for violating state anti-kickback provisions can be severe, including criminal and civil penalties (including penalties under the state false claims law), imprisonment, and exclusion from state healthcare programs.
The False Claims Act
The federal False Claims Act (FCA) imposes civil liability on any person or entity that, among other things, knowingly presents, or causes to be presented, to the federal government, claims for payment that are false or fraudulent; knowingly makes, uses or causes to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The FCA also prohibits the knowing retention of overpayments (sometimes referred to as “reverse false claims”).
In addition, the FCA permits a private individual acting as a “whistleblower” (also referred to as a “relator”) to bring FCA actions on behalf of the federal government under the statute’s qui tam provisions, and to share in any monetary recovery. The federal government may elect or decline to intervene in such matters, but if the government declines intervention, the whistleblower may still proceed with the litigation on the government’s behalf.
Penalties for violating the FCA include payment of up to three times the actual damages sustained by the government, plus substantial per-claim statutory penalties, as well as possible exclusion from federal healthcare programs.
Various states have enacted similar laws modeled after the FCA that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to any payor, including commercial insurers.
There is also a federal criminal false claims statute that prohibits, in pertinent part, the making or presentation of a false claim, knowing such claim to be false, to any person or officer in the civil, military, or naval service or any department or agency thereof. Potential penalties for violating this statute include fines or imprisonment.

Health Care Fraud and False Statements
The federal healthcare fraud statute criminalizes knowingly and willfully defrauding a healthcare benefit program, which includes including commercial insurers. A violation of this statute may result in fines, imprisonment, or exclusion from federal healthcare programs. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making a materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute may result in fines or imprisonment.
Civil Monetary Penalties Law
The federal Civil Monetary Penalties Law (CMP Law) prohibits, among other things, (1) the offering or transfer of remuneration to a beneficiary of Medicare or a state healthcare program if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal healthcare program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The penalties for violating the CMP Law include exclusion from federal healthcare programs, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.
Physician Payments Sunshine Act
The federal Physician Payments Sunshine Act (Sunshine Act) imposes reporting requirements on manufacturers of certain devices, drugs, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (CHIP), with certain exceptions. Manufacturers to which the Sunshine Act applies must collect and report annually certain data on certain payments and transfers of value by them (and in some cases their distributors) to physicians, teaching hospitals, and certain advanced non-physician healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members. For reporting beginning January 1, 2022, U.S.-licensed physician assistants, clinical nurse specialists, certified nurse-midwives, certified nurse anesthetists, and nurse practitioners must be included in the provider types subject to Sunshine Act reporting. The report program (known as the Open Payments program) is administered by CMS.
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
Failure to comply with the Sunshine Act or state equivalents could result in civil monetary penalties, among other sanctions, depending upon the nature of the violation.
Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (FCPA), which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents.
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
Rest of the World Regulation
In addition to regulations in the United States and the EU, we are subject to a variety of regulations governing clinical studies and commercial sales and distribution of molecular testing instruments, consumables and digital solutions in other jurisdictions around the world. These laws and regulations typically require the licensing of manufacturing facilities, as well as controlled research, testing and governmental authorization of product candidates. Additionally, they may require adherence to good manufacturing, clinical and laboratory practices.
We must obtain approval from regulatory authorities in all countries where we distribute our products. The requirements governing the conduct of product authorization, pricing and reimbursement vary greatly from country to country. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, or criminal prosecution.
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including commercial insurers, (which might include health maintenance organizations and preferred provider organizations); government healthcare programs (such as Medicare or Medicaid); and, in many cases, the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business.
For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. The suspension was subsequently extended through March 31, 2022, with a reduction of the suspension to 1% sequester through June 30, 2022.
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
Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology (CPT) code used to identify a test. The American Medical Association (AMA) publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own Healthcare Common Procedure Coding System (HCPCS) codes for medical billing and reimbursement purposes. Level I HCPCS codes are comprised of current CPT codes, while Level II HCPCS codes primarily represent non-physician services and Level III HCPCS codes are local codes developed by Medicaid agencies, Medicare contractors and commercial insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-numeric CPT codes with a corresponding descriptor for labs or manufacturers that want to more specifically identify their test.
A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or a PLA Code or both. In addition, Z-Code identifiers are unique five-character alphanumeric tracking codes associated with a specific molecular diagnostic test. When a claim is submitted, it includes the associated CPT code and the Z-Code identifier is entered as a device code. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both commercial insurers and government payors.
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
CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPCS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.
As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), applicable laboratories are required to report to CMS commercial insurer payment rates and volumes for their tests. CMS uses the data reported and the HCPCS code associated with the test to calculate a weighted median payment rate for each test, which is used to establish revised Medicare CLFS reimbursement rates for certain clinical diagnostic laboratory tests (CDLTs), subject to certain phase-in limits. For a CDLT that is assigned a new or substantially revised CPT code, the initial payment rate is assigned using the gap-fill methodology.
If the test at issue falls into the category of new advanced diagnostic laboratory test (ADLT) instead of CDLT, the test will be paid based on an actual list charge for an initial period of three quarters, before being shifted to the weighted median commercial insurer rate reported by the laboratory performing the ADLT. Laboratories offering ADLTs are subject to recoupment if the actual list charge exceeds the weighted median private payor rate by a certain amount.
On December 20, 2019, the President signed the Further Consolidated Appropriations Act, which included the Laboratory Access for Beneficiaries Act (LAB Act). The LAB Act delayed until the first quarter of 2021 the reporting of payment data under PAMA for CDLTs that are not ADLTs. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which Congress passed in March 2020, again delayed reporting by an additional year, until the first quarter of 2022. The CARES Act also delayed the next PAMA reporting period for CDLTs to January 1, 2022 through March 31, 2022. Then, on December 10, 2021, Congress passed the Protecting Medicare and American Farmers from Sequester Cuts Act, which included a provision that further delays the next PAMA reporting period for CDLTs that are not ADLTs to January 1, 2023 through March 31, 2023. New CLFS rates for CDLTs will thus be established based on that data beginning in 2024, subject to phase-in limits.

CMS’s methodology under PAMA (as well as the willingness of commercial insurers to recognize the value of diagnostic testing and pay for that testing accordingly) renders commercial insurer payment levels even more significant. This calculation methodology has resulted in significant reductions in reimbursement, even though CMS imposed caps on those reductions. Given the many uncertainties built into PAMA’s price-setting process, it is difficult to predict how payments made by CMS under the CLFS may change from year to year.
Coverage Decisions: When deciding whether to cover a particular diagnostic test, third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic are usually validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Commercial insurers and government payors have separate processes for making coverage determinations, and commercial insurer may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
Payment: Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, commercial insurers may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region.
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
Conflict Minerals
U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components that we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their conflict minerals sources and declare their conflict minerals status. We disclosed our most recent conflict minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2020 on Form SD on March 26, 2021 and will provide updated disclosure to the Securities Exchange Commission as required.
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

Description of Property
Our primary production and manufacturing facilities for consumable products are located in Germany, the United States, Spain and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP SE. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $189.9 million, $132.8 million and $118.0 million for 2021, 2020 and 2019, respectively.
We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For facilities that accommodate cGMP production, special areas were built and these facilities operate in accordance with cGMP requirements.
The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2015, ISO 13485:2016, MDSAP. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.
Our corporate headquarters are located in leased office space in Venlo, The Netherlands. The below table summarizes our material facilities. Other subsidiaries throughout the world lease smaller amounts of space.

Location	Country	Purpose	Owned or Leased	Square feet
Hilden	Germany	Manufacturing, warehousing, distribution, research and administration	Owned	786,000
Germantown, Maryland	USA	Manufacturing, warehousing, distribution and administration	Owned	285,000
Shenzhen	China	Research, manufacturing, warehousing, distribution, and administration	Leased	102,150
Manchester	UK	Research and Service Solutions	Leased	96,300
Ann Arbor, Michigan	USA	Manufacturing, warehousing, distribution, and administration	Leased	81,000
Wroclaw	Poland	Shared service center	Leased	65,100
Beverly, Massachusetts	USA	Enzyme manufacturing	Leased	44,000
Frederick, Maryland	USA	Manufacturing, warehousing, distribution and research	Leased	42,000
Barcelona	Spain	Research, manufacturing, warehousing, distribution, and administration	Leased	31,900
Manila	Philippines	Shared service center	Leased	29,300
Ann Arbor, Michigan	USA	Service Solutions, warehousing and administration	Leased	28,000
Minden, Nevada	USA	Service Solutions	Leased	19,000
Germantown, Maryland	USA	Service Solutions and training center	Leased	13,500
Redwood City, California	USA	Bioinformatics	Leased	12,700
In 2021 and 2020, we made investments to expand production lines in Germany, Spain and the U.S. to meet both current demand as well as future growth. At each of our owned facilities in Hilden, Germany and Germantown, Maryland, there is room for future expansion of up to 300,000 square feet of facility space.
We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Environmental Matters
We recognize climate change as one of the most pressing global challenges and acknowledge climate change risks such as extreme weather events and changes in regulation or customer behavior. Operations could, for example, be negatively impacted by volatility in the cost of raw materials, components, freight, and energy. New laws or regulations adopted in response to climate change could increase energy costs further, as well as the costs of certain raw materials, components, packaging, and transportation. Our customers are generally very conscious of environmental topics including plastic consumption and the recyclability and durability of products. These aspects influence their choice of supplier.
We have strengthened our dedication to shrinking our carbon footprint with a commitment to a science-based target of net-zero carbon emissions by 2050 in order to help limit global warming. Our ambition to reach net-zero by 2050 applies to our entire value chain and fulfills the criteria of the Science-Based Targets initiative (SBTi). The commitment calls for us, by 2030, to reduce Scope 1 and 2 emissions by at least 40% and Scope 3 emissions by at least 10% on the way to reaching net-zero carbon emissions, using 2020 as a baseline.
We have significant environmental, social and governance initiatives and we have received a PRIME rating from the rating agency ISS ESG and an A rating from MSCI ESG. For more information, please refer to the Sustainability page on our website at www.qiagen.com/sustainability.
Human Capital
The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams, fueling innovation and engagement with our customers and business partners, and an environment and culture that allow all employees the equal opportunity for success. In a fast-changing, competitive business environment, QIAGEN has a significant commitment to being an employer of choice and further enhancing our position as a great place to work. At the end of 2021, QIAGEN had 6,028 full-time equivalent employees, an increase of 7% from 5,610 at the end of 2020. We have succeeded to maintain our retention targets by maintaining a management turnover rate under 7%. For 2021, the overall turnover rate at the management level was 6.6%, with an 11.1% voluntary turnover rate for the total workforce. We believe our relationship with our employees is good.
Recognizing that our employees are the key to our success, we seek to be a great place to work. In 2021, many of our subsidiaries have been recognized as an employer of choice including in Germany, where we are recognized again as a “Top Employer” by the Top Employer Institute, a global authority on recognizing excellence in people practices. In 2021, we received the Top Employer Certificate for China, and our subsidiaries in Brazil and Mexico were again recognized as a "Great Place to Work". Our Philippines Shared Service Center won multiple employer certifications in 2021, including Asia's "Great Place to Work' and Asia's "Best Employer Brand in 2021." For the first time in 2021, our subsidiaries in the U.S. India and the Philippines were certified as a “Great Place to Work.”
In 2021, as a continued consequence of the global pandemic, a large portion of our employees continued to work remotely. For our essential workers and in our locations where employees either returned or continued to work on site, we maintained safety measures including routine on-site testing at critical facilities to reduce the risk of COVID-19 transmission.
Diversity and Inclusion
We are committed to creating an environment that is rich in diversity and empowers all employees. Diverse teams strengthen our organization through the variety of ideas, perspectives and approaches they bring to our business. Our teams outperform and succeed when they are composed of individuals with the widest possible range of personalities, backgrounds and traits. That’s why we value each person’s uniqueness and maintain an environment where all individuals can succeed based on their strengths and characteristics. In 2021, our workforce was composed of at least 80 nationalities with an average age of 39.4. With 49% women, we are well balanced in terms of gender on an aggregate level. Our strategic initiative on gender diversity, which began in 2018, has yielded remarkable results in the past years, particularly with regard to leadership positions. The participation of women in leadership roles rose from just under 28% in 2018 to approximately 34% in 2021 as a result of a series of initiatives to drive awareness, engagement, and development of this area among our leadership team. For 2022, we have a target goal to achieve participation of women in leadership roles of 35% or more. We have been named to the 2022 Bloomberg Gender Equality Index which provides an opportunity for companies to assess progress towards parity, benchmark against peers and highlight a commitment to gender equality. Our commitment to diversity goes beyond cultural and gender diversity. Our U.S. subsidiary received a score of 100 on the Human Rights Campaign Foundation's 2022 Corporate Equality Index. QIAGEN is also a member of the Business Coalition for the Equality Act.
Employee Development
Employee development is viewed as integral to the success of creating lasting value for our customers, patients, colleagues, partners, and shareholders. We believe we offer opportunities to work on exciting tasks and projects in an engaging work environment. Employees join QIAGEN and stay with QIAGEN because they can see how their work makes a difference to people’s lives everywhere in the world. We offer various training platforms that provide the possibility to either use our global e-learning portfolio or to participate in personal trainings usually offered in a blended format. The focus is on job-specific skills, compliance, competencies and leadership development. In 2021, we conducted both virtual instructor-led and e-learning courses. All in-person trainings remain on hold due to the ongoing COVID-19 pandemic.
Employee Compensation
We have been committed since our beginning to attract and retain the best talent worldwide via our focus on rewarding for performance. Our compensation system fosters a focus on achieving corporate strategic initiatives as well as personal accountability. We regularly benchmark our compensation strategy to evaluate the level and mix of compensation awarded by companies and industries for a broad range of positions around the world. Our benchmarks include many peer life science and diagnostics companies. QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Furthermore, to align our compensation programs with the interests of shareholders, management levels receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance.
For more information about our human capital, please refer to the Sustainability page on our website at www.qiagen.com/sustainability.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” in Item 3 of this Annual Report. The discussion that follows focuses on 2021 with comparisons to 2020. For discussion of the year ended December 31, 2020, compared to 2019, refer to Item 5 in our December 31, 2020 Annual Report on Form 20-F.
Operating Environment
Economic Environment
The global economy grew approximately 6% in 2021, reflecting the continued impacts of the COVID-19 pandemic. During 2021, legislators in advanced economies and central banks around the world took action to stabilize the economy and provide liquidity to market participants amid the spread of COVID-19 variants throughout the world. Vaccine-powered recoveries in some regions and continued adaptation of economic activity where pandemic restrictions remain have been balanced against emerging markets and developing economies that did not yet have access to wide-scale vaccine programs. On the other hand, the global economic expansion in 2021 is compared against record lows of economic activity in 2020 during the initial stages of the pandemic due to shutdowns across the globe. After ending down 7% in 2020, the U.S. Dollar Index, which tracks the currency’s value against other major currencies, was up 7% at the end of 2021.

Industry Environment
The molecular diagnostics market grew due to increased funding by federal bodies and the private sector during the year as the COVID-19 pandemic continued. In 2020, the expanding use of polymerase chain reaction (PCR), antigen, antibody and T-cell testing significantly raised public awareness of molecular diagnostics and its potential beyond the pandemic. During 2021, there was an increase in demand for both testing equipment as well as the availability of wide-scale testing options in many regions of the world. Surveillance of COVID-19 variants and population immunity became a growing topic as vaccinations were rolled out in many countries. To support this, technologies for NGS and PCR continued to evolve, making molecular testing more accessible, faster and more efficient.
As lockdowns eased, the increase of in-person activities led to additional demand for insights in diagnostics, life science research, pharmaceutical R&D and public safety. The field of molecular diagnostics continues to expand into new areas of medicine – enabling clinicians to evaluate and monitor cancers, infectious diseases, immune status, and prenatal or neonatal health. The expansion of genomic technologies from basic research into the mainstream remains a powerful driver for long-term growth of the industry, increasing the need for scalable, user-friendly and efficient workflows in molecular testing from beginning to end.
Operating Results
Overview
In 2021 QIAGEN exceeded two billion dollars in total net sales for the first time in the company's history due to strong performance of our non-COVID product portfolio and our continued support of the global response to the pandemic through testing solutions for COVID-19. Strong sales in 2021 supported profitability and cash flow while we continued to make investments to strengthen our portfolio, in particular the five pillars of growth which consist of sample technologies, the digital PCR (Polymerase Chain Reaction) platform QIAcuity, the clinical PCR automation solutions QIAstat-Dx and NeuMoDx and the QuantiFERON technology platform used to detect diseases such as latent tuberculosis. We are moving ahead with large manufacturing upscaling projects and investing in research and development for menu expansion of our key platforms. These investments are designed to enable us to transition our installed base of instruments and systems into new applications while supporting the global response to COVID-19 testing.
Financial highlights of 2021 include:
•Net sales grew 20% in 2021 driven by growth of 24% in our non-COVID product portfolio demonstrating that we have a robust portfolio anchored by our five pillars of growth to drive strong business expansion beyond the pandemic. Net sales of our COVID-19 products grew 14% as we continue to support the global response to the COVID-19 pandemic. 2021 results include NeuMoDx Molecular Inc. ("NeuMoDx") which we acquired in September 2020. For additional information on this acquisition see Note 5 "Acquisitions."
•Operating income margin rose to 28.0% in 2021 from 20.7% in 2020 primarily due to lower restructuring, acquisition, integration and other expenses. Additionally, we realized efficiencies in sales and marketing as well as general and administrative expenses which more than offset the investments made to our portfolio that resulted in a reduction in gross margin and higher research and development as a percentage of sales during 2021.
•Net income rose at a slower pace than operating income due primarily to lower gains in other income, net in 2021 compared to 2020 related to the Invitae shares received and sold in connection with the sale of ArcherDX. In addition to the impacts from the change in net income, diluted EPS was also impacted by a lower number of weighted-average common shares outstanding used in calculating diluted EPS in 2021 compared to the prior year.
•Net cash provided by operating activities reflected the strong growth in net sales in 2021. Purchases of property, plant and equipment rose compared to 2020 primarily due to investments made to expand consumables production capacity for key growth products at sites in Europe and the United States.

Year Ended December 31, 2021, Compared to 2020
Net Sales

(in millions)	2021		2020
Product type	Net sales	% of net sales	Net sales	% of net sales	% change
Consumables and related revenues	$1,986.3	88%	$1,615.4	86%	+23%
Instruments	265.3	12%	254.9	14%	+4%
Net Sales	$2,251.7		$1,870.3		+20%

Customer class
Molecular Diagnostics	$1,143.7	51%	$904.0	48%	+27%
Life Sciences	1,108.0	49%	966.4	52%	+15%
Net Sales	$2,251.7		$1,870.3		+20%

Non-COVID and COVID-19 products
Non-COVID products	$1,547.2	69%	$1,252.4	67%	+24%
COVID-19 products	704.4	31%	617.9	33%	+14%
Net Sales	$2,251.7		$1,870.3		+20%
Consumables and related revenues showed ongoing solid trends for both non-COVID and COVID-19 related products in 2021 and grew 23% compared to 2020. Net sales of instruments grew 4% in 2021 and represented 12% of total net sales. During 2020, instruments reflected 14% of total net sales as we experienced an increase in our installed base of instruments due to the ability of these to be used in COVID-19 testing. In 2021, sales of non-COVID products grew 24% supported by improved demand trends among both Molecular Diagnostics and Life Sciences customers compared to 2020. Demand for COVID-19 test products continued through 2021 in response to the pandemic, including the rise in testing related to the Omicron variant which was identified in November 2021. Net sales were positively impacted by one percentage point from favorable currency movements against the U.S. dollar.

(in millions)	2021		2020
Product group	Net sales	% of net sales	Net sales	% of net sales	% change
Sample technologies	$850.6	38%	$803.9	43%	+6%
Diagnostic solutions	638.8	28%	460.8	25%	+39%
PCR / Nucleic acid amplification	434.0	19%	363.6	19%	+19%
Genomics / NGS	245.1	11%	165.6	9%	+48%
Other	83.2	4%	76.6	4%	+9%
Net Sales	$2,251.7		$1,870.3		+20%
Sample technologies include both COVID-19 and non-COVID products involved in the first step in any molecular lab process. In 2021, non-COVID product group sales rose 14%, representing 64% of net sales for this product group on higher demand for DNA sample prep due in part to a favorable research funding environment. Sales of sample technologies for COVID-19 testing declined overall primarily due to lower sales of manual sample prep kits and instruments, while sales of automated sample prep kits, namely QIAprep&amp, were higher driven by demands for high-volume testing.
Diagnostic solutions include molecular testing platforms and products as well as Precision Medicine and companion diagnostic co-development revenues. This product group experienced growth due to improved trends in clinical testing demand in 2021. Key product drivers were the QuantiFERON latent TB test with 48% growth and 2021 sales of $281.4 million together with sales of the QIAstat-Dx syndromic testing system which grew 39% to $75 million. In the first full year following the September 2020 acquisition, NeuMoDx sales totaled $105 million in 2021, supported by demand for COVID-19 testing. Revenues from companion diagnostic co-development projects grew 25% in 2021 on the resumption of pharma research and development projects while sales of Precision Medicine companion diagnostic consumables rose 9%.
PCR / Nucleic acid amplification involves research and applied PCR solutions and components and includes the QIAcuity digital PCR platform launched in September 2020. This product group experienced strong demand for OEM solutions and enzymes used in third-party diagnostic kits while COVID-related sales for both consumables and instruments declined after strong demand in 2020.
Genomics / NGS includes universal NGS solutions as well as the full QIAGEN Digital Insights portfolio. Growth in this product group reflects an increased demand against weaker sales trends in 2020 due to the adverse pandemic impact on customers. As activity levels continued to rise in research and clinical applications in 2021, sales for universal consumables used in NGS in both the Life Sciences and Molecular Diagnostic applications, as well as bioinformatics revenues from QIAGEN Digital Insights, were key drivers of 2021 sales growth.

Geographic region (in millions)	2021	2020	% change
Americas	$1,007.4	$825.5	+22%
Europe, Middle East and Africa	814.4	682.3	+19%
Asia Pacific, Japan and Rest of World	429.9	362.6	+19%
Net Sales	$2,251.7	$1,870.3	+20%
Top 7 growth markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (2021: $309 million, 2020: $287 million, +8%)
The Americas led the geographic regions with 22% sales growth in 2021 due to a strong performance in the U.S. which experienced 25% growth including gains in non-COVID product group sales especially in QuantiFERON-TB and QIAcuity. Growth in the U.S. was partially offset by declines in Brazil and in Mexico compared to 2020.
The Europe, Middle East and Africa (EMEA) region was driven by growth throughout Western Europe primarily in Austria, the United Kingdom, Italy and Switzerland during 2021. EMEA was supported by two percentage points of sales growth from positive currency movements in 2021.
The Asia Pacific, Japan and Rest of World region's performance was driven by 27% growth in China compared to 2020 on improving trends in non-COVID product groups. Higher sales were also seen in Japan, Australia and South Korea, more than absorbing the decline in India compared to 2020. Sales in this region were positively impacted by three percentage points from favorable currency movements against the U.S. dollar.
Gross Profit

(in millions)	2021	2020	% change
Gross Profit	$1,450.8	$1,232.7	+18%
Gross Margin	64.4%	65.9%
Gross margin between periods can be impacted by significant changes in individual product sales. The gross margin decline of 1.5 percentage points is attributable in part to changes in the consumable product mix, notably the increase in QuantiFERON latent TB test with 48% growth in 2021. Additionally, the lower gross margin reflects higher costs following our investments in expanded production capacity and higher amortization expense. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. While net sales have shifted towards a higher percentage of consumables in 2021, fluctuations in the sales levels within the product types can result in changes in gross margin between periods.
In 2021, the amortization expense on acquisition-related intangibles within cost of sales increased to $67.1 million in 2021 from $63.2 million in 2020. This net increase in amortization expense reflects the NeuMoDx intangibles acquired in 2020 partially offset by the full amortization during 2020 of assets previously acquired. Our acquisition-related intangible amortization will increase in the event of future acquisitions.

Operating Expenses

	2021		2020
(in millions)	Expenses	% of net sales	Expenses	% of net sales	% change
Research and development	$190.0	8.4%	$149.1	8.0%	+27%
Sales and marketing	456.4	20.3%	413.7	22.1%	+10%
General and administrative	128.1	5.7%	111.7	6.0%	+15%
Acquisition-related intangible amortization	18.5	0.8%	20.8	1.1%	-11%
Restructuring, acquisition, integration and other, net	27.8	1.2%	150.0	8.0%	-81%
Long-lived asset impairments	—	—%	1.0	0.1%	-100%
Total operating expenses	$820.8	36.5%	$846.3	45.2%
Income from operations	$630.1	28.0%	$386.4	20.7%
Research and Development
The increase of research and development expenses as a percentage of sales as well as the overall increase in research and development is the result of the focus on our five pillars of growth, including investments in NeuMoDx, QIAstat-Dx and QIAcuity. These investments are targeting new applications within our five pillars of growth to drive sustainable post-pandemic expansion. Research and development costs for the year ended December 31, 2021, include $6.0 million of unfavorable currency exchange impact. In 2020, research and development costs reflect the suspended development of NGS-related instrument systems as discussed in Note 6 "Restructuring and Impairments". As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
The overall increase in expense reflects additional sales and marketing efforts supporting the focus on our five pillars of growth, as well as increases in freight and other supply chain costs in line with the increase in sales and includes unfavorable currency exchange impacts of $8.0 million for the year ended December 31, 2021. The increased use of digital marketing efforts during the COVID-19 pandemic was a driver in reduced sales and marketing expenses as a percentage of sales of 20.3% in 2021 compared to 22.1% in 2020. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. We expect to continue building out our digital customer engagement channels and intend to closely monitor the development of sales and marketing expenses once pandemic restrictions are lifted.
General and Administrative
General and administrative expenses also decreased as a percentage of sales in 2021 compared to 2020 while overall expenses increased. General and administrative expenses include unfavorable currency exchange impacts of $1.7 million for the year ended December 31, 2021. We anticipate continued investments in cyber security and other investments in information technology systems including upgraded enterprise resource planning (ERP) systems in the coming years.
Acquisition-Related Intangible Amortization
During 2021, amortization expense on acquisition-related intangibles within operating expense decreased to $18.5 million, compared to $20.8 million in 2020. The decrease follows the full amortization of assets previously acquired in 2011. Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. Our acquisition-related intangible amortization recorded in operating expenses will increase in the event of future acquisitions.
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net expenses decreased $122.2 million in 2021 compared to the prior year. Expenses of $27.8 million during the year ended December 31, 2021 includes costs for the continued integration of NeuMoDx as well as $4.7 million jury-awarded damages to ArcherDX. We also incurred $2.4 million of charges related to the 2019 restructuring program as discussed further in Note 6.
During the year ended December 31, 2020, $150.0 million of expenses were incurred including acquisition expenses related to the unsuccessful acquisition attempt by Thermo Fisher of $125.5 million, including a $95.0 million expense reimbursement. Additionally, we incurred net acquisition, integration and other expenses of $21.2 million, including charges for NeuMoDx as well as the $11.7 million gain on the value of our interest held on the acquisition date. We also incurred $3.3 million of charges related to the 2019 restructuring program as discussed further in Note 6.
Long-lived Asset Impairments
Impairments to property, plant and equipment during the year ended 2020 totaled $1.0 million and were incurred in connection with the 2019 restructuring measures as further discussed in Note 6 "Restructuring and Impairments."
Other Income (Expense)

(in millions)	2021	2020	% change
Interest income	$9.6	$10.0	-5%
Interest expense	(54.5)	(71.3)	-24%
Other income, net	40.7	114.3	-64%
Total other (expense) income, net	($4.3)	$53.0	-108%
Total other income (expense), net, changed from income to expense primarily due to the decrease in other income, net, associated to the Invitae shares received and sold related to the sale of ArcherDX partially offset by a reduction in interest expense after repayments of debt in 2020.
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The fluctuation in 2021 compared to the prior year is partially attributable to the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, discussed in Note 16 "Debt" in the accompanying consolidated financial statements. The decrease in 2021 is driven by the repayment of the majority of the 2021 Notes after the first quarter of 2020.
Other income, net, for the year ended December 31, 2021, includes a $35.8 million gain recognized from the receipt and sale of the Invitae shares and related hedge, $12.0 million of income from equity method investments, $0.7 million in income, net from the changes in fair value and sale of investments held in other publicly traded companies, and a $0.3 million gain from the sale of an equity method investment, partially offset by a $9.0 million loss on foreign currency transactions.
Other income, net, was $114.3 million of income for the year ended December 31, 2020. Other income includes a gain of $123.3 million for the sale of our investment in ArcherDX, $5.0 million of income from equity method investees and a total of $1.6 million in gains related to prior sales of assets. These gains were partially offset by $9.3 million in unrealized losses recognized for the change in fair market value of all marketable equity securities, $4.1 million net losses on foreign currency transactions and a $2.3 million loss from the sale of an equity security investment.

Income Tax Expense

(in millions)	2021	2020	% change
Income before income taxes	$625.8	$439.5	+42%
Income tax expense	$113.2	$80.3	+41%
Net income	$512.6	$359.2
Effective tax rate	18.1%	18.3%
In 2021 and 2020, our effective tax rates were 18.1% and 18.3%, respectively. The effective tax rates in both years reflect higher pre-tax book income due to higher operating income driven by the significant demand for solutions used in COVID-19 testing. Our effective tax rates differ from the Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany, the Netherlands and Singapore. These foreign tax benefits are due to a combination of favorable tax laws, rules, and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in Dubai. See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the effective tax rate to the Netherlands statutory rate.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors.
Foreign Currencies
The reporting currency of QIAGEN N.V. is the U.S. dollar. The functional currency of most of our subsidiaries are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions is included in other income, net, and in 2021, 2020 and 2019 was $9.0 million, $4.1 million, and $5.7 million, respectively.
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
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange forwards, options and cross-currency swaps.

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
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2021, we had cash and cash equivalents of $880.5 million and short-term investments of $184.8 million. As of December 31, 2020, we had cash and cash equivalents of $598.0 million and short-term investments of $117.2 million. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2021, cash and cash equivalents had increased by $282.5 million from December 31, 2020, primarily as a result of cash provided by operating activities of $639.0 million partially offset by cash used in investing activities of $202.4 million and cash used in financing activities of $150.4 million. As of December 31, 2021 and 2020, we had working capital of $592.1 million and $1.05 billion, respectively.
Cash Flow Summary

(in millions)	2021	2020
Net cash provided by operating activities	$639.0	$457.8
Net cash used in investing activities	($202.4)	($443.3)
Net cash used in financing activities	($150.4)	($50.1)
Effect of exchange rate changes on cash and cash equivalents	($3.7)	$4.2
Net increase (decrease) in cash and cash equivalents	$282.5	($31.4)
Operating Activities
For the years ended December 31, 2021 and 2020, we generated net cash from operating activities of $639.0 million and $457.8 million, respectively. The net increase in net cash from operating activities is primarily the result of an increase in net income and adjustments for non-cash items. While net income was $512.6 million in 2021, non-cash components in income included $214.9 million of depreciation and amortization, $38.4 million of share-based compensation, and $32.3 million of amortization of debt discount. Operating cash flows include a net decrease in operating assets and liabilities primarily due to increased inventories in order to meet the increase in demand and decreased accrued and other current liabilities and accounts payable during 2021. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities
Approximately $202.4 million of cash was used in investing activities during 2021, compared to $443.3 million during 2020. Investing activities during 2021 consisted principally of $397.7 million for purchases of short-term investments, $189.9 million in cash paid for purchases of property and equipment which includes the investments we continue to make in expanded production capacity and $16.6 million paid for intangible assets. This was partially offset by $359.6 million from the sale of short-term investments and $44.9 million returned to us from our derivative counterparties in connection with cash we had provided to them to collateralize our derivative liabilities with them as discussed in Note 14 "Derivatives and Hedging."
Cash used in investing activities during 2020 includes $239.6 million in cash paid for acquisitions, net of cash acquired primarily for NeuMoDx, $171.5 million paid for intangible assets including $135.9 million of the remaining milestone payments for the digital PCR assets acquired from Formulatrix, $132.8 million purchases of property, plant and equipment, $53.4 million paid for collateral assets and $49.8 million for purchases of short-term investments. This was partially offset by $181.2 million from the sale of short-term investments and $25.6 million net proceeds from sales of investments in privately held companies as discussed in Note 10 "Investments."
Financing Activities
For the year ended December 31, 2021, cash used in financing activities was $150.4 million compared to $50.1 million in 2020. Financing activities during 2021 includes net payments of $100.0 million for repurchases of QIAGEN shares, repayments of long-term debt including $41.1 million for two tranches of the German Private Placement (Schuldschein) that matured and $0.2 million for the remaining 2021 Notes, as well as $23.6 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards. This was partially offset by $8.6 million received from our derivative counterparties to collateralize derivative assets that we hold with them.
In 2020, cash used in financing activities totaled $50.1 million and consisted primarily of net payments of $468.6 million in connection with the final conversion, redemption and termination of the 2021 Cash Convertible Notes and warrants discussed further in Note 16 "Debt" as well as $64.0 million for repurchases of QIAGEN shares. This was partially offset by $497.6 million in proceeds from issuance of the 2027 Zero Coupon Convertible Notes.
Other Factors Affecting Liquidity and Capital Resources
As of December 31, 2021, we carry $1.9 billion of long-term debt, of which $847.6 million is current and $1.09 billion is long-term.
In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024, unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes). Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023, unless repurchased or converted in accordance with their terms prior to such date.
Additionally in 2017, we completed a German private placement consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027. As of December 31, 2021, a total of $294.5 million is outstanding, of which $170.6 million is due in October 2022. During 2021, we paid $41.1 million when two tranches matured as described in Note 16 "Debt."
In March 2014, we issued Cash Convertible Senior Notes of which the remaining $0.2 million was paid during 2021.
In October 2012, we completed a U.S. private placement with three series at a weighted average interest rate of 3.66%. The following two series remain outstanding at December 31, 2021: (1) $300 million 10-year term due October 16, 2022 (3.75%); and (2) $27 million 12-year term due October 16, 2024 (3.90%).
In December 2020, we obtained a €400 million syndicated revolving credit facility with a contractual life of three years with the ability to extend by one year two times. No amounts were utilized at December 31, 2021. The facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR, and is offered with interest periods of one, three or six months. The interest rate is linked to our environmental, social and governance (ESG) performance. We have additional credit lines totaling €27.0 million with no expiration date, none of which were utilized as of December 31, 2021.
On July 12, 2021, we announced our seventh share repurchase program of up to $100 million of our common shares. During 2021, we repurchased 1.9 million QIAGEN shares for $100.0 million (including transaction costs). This program ended on October 29, 2021. In May 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2020, we repurchased 1.3 million QIAGEN shares for $64.0 million (including transaction costs). This program ended in December 2020. Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans.

We have lease obligations, including interest, in the aggregate amount of $105.4 million, of which $23.6 million is current as of December 31, 2021. We also have purchase obligations and license commitments totaling $139.3 million and $17.8 million, respectively, and in connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $26.6 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in Note 12 "Leases" and Note 20 "Commitments and Contingencies" in the accompanying financial statements.
Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $107.5 million as of December 31, 2021. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid to a government agency.
We did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2021, 2020 and 2019.
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
Revenue Recognition
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

Income Taxes
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
Investments
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
We have equity investments accounted for under the measurement alternative as these equity securities do not have readily determinable fair values and are not accounted for under the equity method. This measurement alternative requires these investments to be measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, we review each investment for impairment, considering factors such as book values from the most recent financial statements, and forecasts and expectations of the investee, and also for any observable price changes from stock transactions of the issuer. If an impairment is determined to have occurred, estimation of the fair value of these non-marketable equity investments is inherently subjective. Therefore, in the case of an impairment or an observable price change occurs, it could require a write-down or write-up of the investment that could materially impact our financial position and results of operations.
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
Amortized Intangible Assets
We assess amortized intangible assets at least annually, as of October 1st of each year, for indications of impairment. Intangibles are assessed for recoverability considering the contract life, where applicable, and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Due to the numerous variables associated with our judgments and assumptions and the effects of changes in circumstances affecting the valuation, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.

Acquisitions
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
We have made several acquisitions of businesses in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. In most acquisitions, we engage an independent third-party valuation firm to assist us in determining the estimated fair values of acquired in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating projected revenue and related growth rates, estimating future cash flows, estimating customer attrition rates and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.
Fair Value Measurements
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
Perspectives
Global Economic Perspectives for 2022
In 2021, the world economy emerged from the recession of the prior year that resulted from the global onset of the COVID-19 pandemic. In January 2022, the International Monetary Fund and the World Bank both projected the world economy would grow about 4 percent this year. This growth projection includes implications from supply disruptions and the potential for emergence of new COVID-19 variants that impose a risk on future development. Inflation rates have increased globally during the later portion of 2021, a trend that is expected to continue into 2022 due to ongoing supply-demand imbalances, higher commodity prices, and higher energy prices as potential result of the Russia-Ukraine war. The emergence of new COVID-19 variants may prolong the pandemic and the economic disruptions from the last two years. The current forecast assumes vaccination rates continue to improve worldwide and therapies become more effective during 2022. Continued disruptions in the global supply chain as a result of COVID-19 and other factors may negatively impact our results of operations. Economic growth tends to benefit our performance, while downturn can limit spending by customers. Uncertain geopolitical conditions, including the recent and ongoing Russian invasion of Ukraine, sanctions, and other potential impacts on this region’s economic environment and currencies, may cause demand for our products and services to be volatile, cause changes in our customers' buying patterns, interrupt our ability to supply products to this or other regions or limit customers' access to financial resources and ability to satisfy obligations to us. Currency exchange rates also positively or negatively affect the company’s results as these are reported in U.S. dollars.
Industry Perspectives for 2022
The demand for testing for active SARS-CoV-2 infections using PCR and antigen products is expected to decline to a lower base level in the next phase of the COVID-19 pandemic recovery. Viral immune-response monitoring using T-cell and antibody testing may increase along with population monitoring to stop new infection hotspots and multiplex PCR tests to discern between COVID-19 and other respiratory illnesses.
PCR testing volumes are expected to remain fairly robust in 2022. Elective procedures and laboratory volumes for non-COVID issues are likely to begin to normalize.
The pandemic has accelerated the trend of genomic insights moving rapidly from basic research laboratories into applications in medicine and other fields, delivering ever-greater value for patients and other users. As innovation drives market expansion, QIAGEN has strong product portfolios to capture opportunities in growing areas.
COVID-19 has drawn attention to the fact that molecular testing can also evaluate and monitor patients for cancer, infectious diseases and other conditions. Molecular medicine is migrating from research-based institutions to hospitals and reference laboratories in need of quick, accurate results, increasing the demand for standardized tests and automated workflows. Customers embrace diverse technologies based on different settings and needs – from low-throughput to high-throughput, and from single-target or multiplex PCR analysis to in-depth next-generation sequencing. Customers increasingly want easy-to-use technologies that can also be used outside of a laboratory.

Life science researchers in academia and the pharmaceutical industry rely on novel sample and analytical technologies to explore disease pathways and biomarkers, and also to guide drug development and clinical trials. Genomic insights from molecular biology laboratories are increasingly leading to new drug approvals. Applications of molecular testing also are expanding into public safety fields such as forensics and environmental monitoring.
QIAGEN Perspectives for 2022
We expect demand for our non-COVID product portfolio to continue to grow during 2022. This growth is due to opportunities in the research environment amid increases in national funding programs as well as positive trends in regular clinical testing for molecular diagnostics. Investments have been made to strengthen our portfolio including manufacturing upscaling projects and within research and development for menu expansion of our key platforms. These investments will enable the transition of our installed base of instruments and systems into new non-COVID related applications while we continue to support the global response to the pandemic.
While demand for COVID-19 products remains volatile, we expect these sales to decline in 2022 compared to 2021 as vaccination programs and therapeutic treatments gain traction around the world. We will continue to be ready to support the global response as the pandemic evolves and offer our comprehensive portfolio of COVID-19 solutions as needed.
We plan to remain focused on investments in our five pillars of growth to fuel success beyond the pandemic and create long term shareholder value. We aim to maintain a leading position in sample technologies, grow the QuantiFERON franchise, expand the QIAcuity digital PCR platforms and the NeuMoDx integrated PCR systems for clinical diagnostics, and drive the use of the QIAstat-Dx syndromic testing platform.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Managing Directors and Supervisory Directors are appointed annually for the period beginning on the date following the Annual General Meeting of our shareholders up to and including the date of the Annual General Meeting held in the following year.
The following is a brief summary of the background of each of the Managing Directors and Supervisory Directors for the year ended December 31, 2021 and their ages as of January 31, 2022. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.

Managing Directors:

Thierry Bernard
Chief Executive Officer
Gender: Male

Thierry Bernard, 57, joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020, after having previously served in this role on an interim basis. Mr. Bernard previously worked at bioMérieux SA, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard was appointed in 2020 as a member of the board of directors of T2 BioSystems, Inc., a publicly listed company in the U.S. Mr. Bernard has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics, and the College of Europe and is a member of French Foreign Trade Advisors.

Roland Sackers
Chief Financial Officer
Gender: Male

Roland Sackers, 53, joined QIAGEN in 1999 as Vice President of Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster, Germany. Mr. Sackers was appointed in 2021 as Vice Chair of the supervisory board of Evotec SE, a publicly listed company in Germany and has been a member of the supervisory board and chair of the audit committee since 2019. He is also a board member of the industry association BIO Deutschland in Germany.

Supervisory Directors:

Lawrence A. Rosen
Committees: Audit, Nomination & ESG (Chair), Compensation & Human Resources
Gender: Male

Lawrence A. Rosen, 64, joined QIAGEN as a Supervisory Director in 2013 and has served as Chair of the Supervisory Board since 2020. As a member of the board of management and Chief Financial Officer of Deutsche Post DHL from 2009 to 2016, he was responsible for controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to this role, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009 and earlier served as Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. From 1984 to 2000, he held various positions of increasing responsibility at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese, Inc. He currently serves on the supervisory boards of Deutsch Post DHL Group and Lanxess AG, both publicly listed companies in Germany. Mr. Rosen holds a bachelor's degree in economics from the State University of New York and an M.B.A. from the University of Michigan.

Dr. Metin Colpan
Committees: Science & Technology (Chair), Nomination & ESG
Gender: Male

Dr. Metin Colpan, 67, is a co-founder of QIAGEN, its first Chief Executive Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science & Technology Committee since 2014, and as a member of the Nomination & ESG Committee since 2015. Dr. Colpan obtained his Ph.D. and Master of Science degree in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has extensive experience in sample technologies, and in particular in the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan also serves as a supervisory board member of CGR GmbH in Mettmann, Germany and Heilpflanzenwohl AG in Baar, Germany.

Thomas Ebeling
Committee: Nomination & ESG
Gender: Male

Thomas Ebeling, 62, joined the Supervisory Board in 2021. He has been an advisor in recent years to various businesses after having served as the CEO of the publicly listed German media group ProSiebenSat.1 Media from 2009 to 2018. Prior to that, he worked for the global healthcare company Novartis from 1997 to 2008, including roles as CEO of Novartis Pharmaceuticals and as CEO of Novartis Consumer Health. Since beginning his career in 1987, Mr. Ebeling held various positions in marketing and sales in the consumer goods industry before joining Novartis. He previously served on the supervisory boards of Bayer AG in Germany and Lonza AG of Switzerland. Mr. Ebeling has a degree in psychology from the University of Hamburg.

Dr. Toralf Haag
Committee: Audit (Chair and Financial Expert)
Gender: Male

Dr. Toralf Haag, 55, joined the Supervisory Board in 2021. He has served since October 2018 as chairman of the corporate board of management at Voith GmbH & Co. KGaA in Germany, a global technology company with more than EUR 4 billion in annual sales and over 19,000 employees. Before joining Voith in October 2016 as Chief Financial Officer, Dr. Haag served for more than 11 years as CFO and Member of the Executive Committee of Lonza Group AG. He began his career in 1994 as the personal assistant to the CEO of Thyssen Handelsunion AG after earning a degree in Business Administration from the University of Augsburg and a Ph.D. at the University of Kiel.

Prof. Dr. Ross L. Levine
Committee: Science & Technology
Gender: Male

Professor Dr. Ross Levine, 50, joined the Supervisory Board in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies, and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine, and his A.B. degree from Harvard College.

Prof. Dr. Elaine Mardis
Committees: Compensation & Human Resources, Science & Technology
Gender: Female

Professor Dr. Elaine Mardis, 59, joined the Supervisory Board in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, Ohio, and is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, Missouri, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project, and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, California. Dr. Mardis currently serves as a member of the board of directors of Singular Genomics Systems, Inc., a publicly listed company in the U.S. Additionally, she is an elected member of the U.S. National Academy of Medicine. She is also a past President of the American Association for Cancer Research, and has scientific advisory roles at PACT Pharma, LLC and Scorpion Therapeutics, LLC. She received her Bachelor of Science degree in Zoology in 1984, and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.

Elizabeth E. Tallett
Committees: Audit, Compensation & Human Resources (Chair), Nomination & ESG
Gender: Female

Elizabeth E. Tallett, 72, joined the Supervisory Board in 2011. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage healthcare companies. Her senior management experience includes roles as President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Additionally, Ms. Tallett is also a member of the board of directors of Anthem, Inc. (where she is currently Chair) and Moderna, Inc., both publicly listed companies in the U.S., and previously served on the boards of Meredith Corporation and Principal Financial Group, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania. Ms. Tallett graduated from Nottingham University, England with dual bachelor's degrees with honors in mathematics and economics.

Stéphane Bancel joined the Supervisory Board in 2013 and did not stand for reappointment at the Annual General Meeting in 2021. He was a member of the Compensation & Human Resources Committee from 2013 through July 2020, and a member of the Audit Committee from 2014 until the end of June 2021. Mr. Bancel serves as Chief Executive Officer of the U.S. biotechnology company Moderna, Inc.

Compensation of Managing Board Members and Supervisory Board Members
The updated Remuneration Policy for the Managing Board was approved by shareholders at the Annual General Meeting (AGM) on June 29, 2021, and came into force the day after the AGM. This policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive 2017/828). Under Dutch law, the Supervisory Board will be required to submit a proposal to adopt a Remuneration Policy for the Managing Board no later than at the AGM to be held in 2025.
Managing Board Remuneration Policy
Remuneration of Managing Board members consists of a combination of base salary, short-term variable cash incentive (STI) tied to the achievement of annual Corporate Goals and Team Goals, and a long-term incentive (LTI) granted in share units that only vest after multiple years upon the achievement of predefined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practices.
The Remuneration Policy complies with the best practices in Corporate Governance in the United States and Germany, where QIAGEN shares are listed on the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, respectively. The inclusion of perspectives from the U.S. is particularly important given that this country is the domicile of many of our competitors, and for many members of our leadership and senior executive team, and also a country that represents about 40% of our annual sales.
The remuneration package for Managing Board members is designed to have a significant portion of total compensation in variable awards. The value of these awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term performance targets have a lower weight than those for long-term incentives, which are aimed at delivering sustainable value creation for our stakeholders, including shareholders.
A copy of the Remuneration Policy for the Managing Board can be found on QIAGEN's website (www.qiagen.com).

Managing Board Compensation for 2021
For the year ended December 31, 2021, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Managing Board Member	Fixed Salary	Variable Cash Bonus	Other (1)	Total	Benefit Plans	Performance Stock Units Granted
Thierry Bernard	$900,000	1,076,000	40,000	$2,016,000	$90,000	113,683
Roland Sackers	$606,400	476,000	96,000	$1,178,400	$128,000	87,322
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
Supervisory Board Remuneration Policy
At the Annual General Meeting of Shareholders in 2021, an update to the Remuneration Policy for the Supervisory Board was adopted to harmonize the annual compensation granted to members of certain Board committees. This policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive 2017/828). Under Dutch law, the Supervisory Board will be required to submit a proposal to adopt a Remuneration Policy for the Supervisory Board no later than at the Annual General Meeting to be held in 2024.

The objective of the Remuneration Policy for the Supervisory Board is to attract, retain, and motivate highly qualified Board members, taking into account QIAGEN's mission and vision, as well as strategic initiatives and opportunities to create value for stakeholders, including shareholders. It focuses on achieving a total remuneration level, both short-term and long term, that is comparable with levels provided by other European and U.S.-based companies.
This Policy supports the long-term development and strategy of QIAGEN in a highly dynamic environment, while aiming to address the requests of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN, especially as a Dutch incorporated company with global operations as well as stock market listings in the U.S. and Germany. The Supervisory Board ensures that the Policy and its implementation are linked to our objectives.
Supervisory Board Compensation for 2021
The Supervisory Board compensation for 2021 consists of fixed retainer compensation and additional retainer amounts for Chair and Vice Chair. Annual remuneration of the Supervisory Board members is as follows:

Fee payable to the Chair of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chair of the Audit Committee	$25,000
Member of the Audit Committee	$15,000
Chair of the (i) Compensation & Human Resources Committee, (ii) the Nomination & ESG Committee, or (iii) the Science & Technology Committee	$18,000
Member of the (i) Compensation & Human Resources Committee, (ii) the Nomination & ESG Committee, or (iii) the Science & Technology Committee	$11,000
Chair of other committees	$12,000
Member of other committees	$6,000
Further, Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per year.
Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board in 2021.
For the year ended December 31, 2021, members of the Supervisory Board received the following compensation:

Supervisory Board Member	Fixed Remuneration	Committee Chair	Committee Membership	Total (1)	Restricted Stock Units
Lawrence A. Rosen	$150,000	32,580	17,250	$199,830	7,482
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	7,482
Thomas Ebeling(2)	$47,920	—	5,500	$53,420	7,482
Dr. Toralf Haag	$57,500	10,420	8,750	$76,670	7,482
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	7,482
Dr. Elaine Mardis	$57,500	—	22,000	$79,500	7,482
Elizabeth E. Tallett	$57,500	18,000	26,000	$101,500	7,482
Stéphane Bancel(3)	$28,750	—	1,250	$30,000	7,482
(1)Supervisory Board members are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
(2)Thomas Ebeling joined the Supervisory Board in February 2021.
(3)Stéphane Bancel did not stand for re-appointment at the Annual General Meeting on June 29, 2021, resulting in the end of his Supervisory Board term.

Committees of the Supervisory Board
The Supervisory Board has established among its members the following four committees:
•Audit Committee;
•Compensation & Human Resources Committee;
•Nomination & ESG Committee; and
•Science & Technology Committee.

The Supervisory Board can establish other committees as deemed beneficial. Charters have been approved by the Supervisory Board under which each of the committees operates. These charters are published on our website at www.qiagen.com.
The committees were comprised of the following members in 2021:

Supervisory Board Member	Audit Committee	Compensation & Human Resources Committee	Nomination & ESG Committee	Science & Technology Committee
Lawrence A. Rosen	•	•	• (Chair)
Dr. Metin Colpan			•	• (Chair)
Thomas Ebeling			•
Dr. Toralf Haag	• (Chair)
Dr. Ross L. Levine				•
Dr. Elaine Mardis		•		•
Elizabeth E. Tallett	•	• (Chair)	•
We believe that all of our Supervisory Board members meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board members qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.
Audit Committee
The Audit Committee consists of three members appointed annually by the Supervisory Board for one-year terms and meets at least quarterly. We believe that all members of this Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Dr. Haag as an “Audit Committee Financial Expert” as that term is defined in the U.S. Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as referred to in the Dutch Decree on Audit Committees (Besluit instelling audit committee). The Committee performs a self-evaluation of its activities on an annual basis.
The Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process, control and compliance systems and internal risk management, including cyber security. This Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the Annual General Meeting. Further, this Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Managing Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, this Committee is responsible for establishing procedures to allow for the confidential and or anonymous submission by employees of concerns, including the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters.
The Audit Committee discusses, among other matters:
•Our financial accounting and reporting principles and policies, and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management;
•considers and approves any recommendations regarding changes to our accounting policies and processes;
•reviews with management and the external auditor our quarterly earnings reports prior to their public release;
•reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the U.S. Securities and Exchange Commission and the Deutsche Boerse in Germany; and
•reviews major risk exposures (including cyber security), pre-approves related-party transactions between the Company and members of the Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.

The Audit Committee met seven times in 2021 and also met with the external auditor excluding members of the Managing Board in December 2021.
Compensation & Human Resources Committee
The Compensation & Human Resources Committee consists of three members appointed annually by the Supervisory Board for one-year terms. Its primary duties and responsibilities include, among other things:
•preparation of a proposal to the Supervisory Board regarding the Remuneration Policy for the Managing Board and Supervisory Board and proposal for adoption by shareholders at the General Meeting;
•preparation of a proposal concerning the individual compensation for Managing Board members to be adopted by the Supervisory Board; and
•preparation of the Remuneration Report that outlines compensation for the Managing Board members and Supervisory Board members to be adopted by the Supervisory Board, and submitted to the Annual General Meeting for an advisory vote in accordance with Dutch law. The Remuneration Report outlines the implementation of the Remuneration Policies for the most recent year.

Additionally, the Compensation & Human Resources Committee is responsible for:
•review and approval of all equity-based compensation;
•review and approval of the annual salaries, bonuses and other benefits of the Executive Committee; and
•review of general policies relating to employee compensation and benefits.

This Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation & Human Resources Committee met five times in 2021.
Nomination & ESG Committee
The Nomination & ESG Committee consists of four members appointed by the Supervisory Board annually for one-year terms. Its primarily responsibilities include, among other things:

•preparing selection criteria and appointment procedures for members of the Supervisory Board and Managing Board; and
•conducting periodic evaluations of QIAGEN's environmental, social and governance (ESG) policies and related public disclosures.

Additionally, this Committee periodically evaluates the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board as well as the functioning of individual members of Boards, and reporting these results to our Supervisory Board. It also proposes the (re-)appointment of members of the Managing Board and Supervisory Board, and supervises the policy of the Managing Board in relation to the selection and appointment criteria for senior management.
The Nomination & ESG committee met three times in 2021.
Science & Technology Committee
The Science & Technology Committee consists of three members appointed annually by the Supervisory Board for one-year terms. The Science & Technology Committee works with the Scientific Advisory Board which was established in 2021 to provide early evaluation of market and technology developments that could have an influence on QIAGEN’s development and positioning in the Life Sciences and Molecular Diagnostics. The Committee's primary responsibilities include, among other things:
•reviewing and monitoring research and development projects, programs, budgets, infrastructure management; and
•overseeing the management risks related to our portfolio and information technology platforms.
The Science & Technology Committee provides understanding, clarification and validation of the fundamental technical basis of our businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters. Additionally, the Committee guides the Managing Board to ensure that QIAGEN can develop and leverage powerful, world-class science to create value for our stakeholders, including shareholders. The Science & Technology Committee met four times in 2021.
Share Ownership
The following table sets forth certain information as of January 31, 2022 concerning the ownership of Common Shares by members of the Managing Board and Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Thierry Bernard, United States	88,601	(3)	*
Roland Sackers, Germany	188,414	(4)	*
Dr. Metin Colpan, Germany	407,783	(5)	*
Thomas Ebeling, Germany	—		—
Dr. Toralf Haag, Germany	700		*
Dr. Ross L. Levine, United States	4,129	(6)	*
Dr. Elaine Mardis, United States	—	(7)	—
Lawrence A. Rosen, United States	—	(8)	—
Elizabeth Tallett, United States	34,089	(9)	*
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2022.
(1)The number of Common Shares outstanding as of January 31, 2022 was 227,073,511. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2)Does not include Common Shares subject to options or awards held by such persons as of January 31, 2022. See footnotes below for information regarding stock awards that could become releasable within 60 days of the date of this table.
(3)Does not include 86,852 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)Does not include 181,086 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)Includes 357,893 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder. Does not include 10,716 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)Does not include 10,172 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)Does not include 10,172 shares issuable upon the release of unvested stock awards that could become released within 60 days from the date of this table.
(8)Does not include 10,172 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)Does not include 10,716 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
Employees
As of December 31, 2021, we employed 6,028 individuals, of which 16% worked in research and development, 37% in sales, 30% in production, 6% in marketing and 11% in administration.

	Americas	Europe, Middle East & Africa	Asia Pacific, Japan & Rest of World	Total
Research & Development	215	721	56	992
Sales	583	859	795	2,237
Production	431	1,229	158	1,818
Marketing	77	189	85	351
Administration	78	391	161	630
	1,384	3,389	1,255	6,028
At December 31, 2020 and 2019, we employed 5,610 and 5,096 individuals, respectively.
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
We strive to respect and promote human rights and our commitment on this issue can be found in our Human Rights Policy available on our website (www.qiagen.com). This policy is communicated to all employees globally on an ongoing basis via the company intranet and also given to newly hired employees. We strive to foster an open-door workplace culture where employees are able to approach management and/or Human Resources about their concerns without fear of retaliation. Our policy states that employees may communicate openly with management regarding their working conditions without threat of reprisal, intimidation or harassment.
Depending on local law and custom, there are different types of employment ranging from long-term fixed contracts to temporary positions, also including flexible time and programs for parents returning from childcare. In 2021, part-time employees represented 2.5% of our workforce (2020: 3.0%) and temporary employees with a fixed-term work contract represented 4.7% (2020: 2.1%).
Management believes that its relations with regional labor unions and employees are good.

Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 12.9 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2021.
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
The Plan is administered by the Compensation & Human Resources Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation & Human Resources Committee's decisions are subject to the approval of the Supervisory Board.
The Compensation & Human Resources Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation & Human Resources Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.
As of January 31, 2022, there were 4.0 million stock unit awards outstanding as of January 31, 2022. These awards will be released between February 21, 2022 and May 31, 2028. As of January 31, 2022, 0.7 million stock unit awards were held by the officers and directors of QIAGEN, as a group.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States and United Kingdom	31,135,519	(2)	13.71%
Massachusetts Financial Services Company, United States and Canada	20,456,644	(3)	9.01%
(1)The percentage ownership was calculated based on 227,073,961 Common Shares outstanding as of December 31, 2021.
(2)Of the 31,135,519 shares attributed to BlackRock, Inc., it has sole voting power over 29,090,983 and sole dispositive power over all 31,135,519 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 27, 2022, which reported ownership as of December 31, 2021.

(3)Of the 20,456,644 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 17,332,849 and sole dispositive power over all 20,456,644 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 2, 2022, which reported ownership as of December 31, 2021.

Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2022, there were 71 shareholders of record of our Common Shares.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2022, the officers and directors of QIAGEN as a group beneficially owned 0.7 million Common Shares, or 0.3% of the then outstanding Common Shares.
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. QIAGEN GmbH, our subsidiary located in Hilden, Germany, has conducted limited business with certain Iranian and Syrian entities consisting of sales for our consumables and instrumentation products. In 2021, sales to Iran totaled $1.3 million, or approximately 0.06% of our consolidated net sales, and were primarily for consumables labelled for use in diagnostic testing for tuberculosis (QuantiFERON tests) and the detection of amniotic fluid (AmniSure ROM test). These transactions were processed under general license by the Office of Foreign Assets Control (OFAC) for Medicine and Medical Devices and in compliance with German and European Union customs regulations and do not include any products that are “dual-use” products or products requiring special clearance from the German customs authorities. There were no sales to Syria in 2021.
Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Act") requires us to include the following disclosures in this Annual Report. U.S. affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and

13382. No business has been transacted with the Governments of Iran or Syria as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010.
In light of the nature of the products concerned, we do not currently anticipate any change in activities in Iran that would result in a material impact on QIAGEN.
Item 9. The Offer and Listing
Market Environment
Stock markets maintained their upward momentum into 2021 continuing growth trends that started during the second half of 2020. This growth was aided by monetary policies enacted in advanced economies to mitigate economic uncertainties and provide liquidity to market participants during the continued COVID-19 pandemic. The global economic recovery fueled by vaccine production and distribution to many countries around the world remained on track despite the emergence of COVID-19 variants during the year. Market benchmarks for the year were strong in 2021. The S&P 500 index in the United States finished up 26.9% in 2021. The DAX index of the 40 largest companies in Germany rose 15.8% during the year, and Germany’s TecDAX, of which QIAGEN is a member, improved by 22.0% for the year.
Global shares listed in the U.S. and Europe
QIAGEN’s global shares have been registered and traded in the United States since 1996 and are currently traded on the New York Stock Exchange (NYSE). The global shares have also traded in Germany on the Frankfurt Stock Exchange since 1997, and the Prime Standard segment since its launch in 2003. The dual listing of global shares on NYSE and the Frankfurt exchange offers advantages for QIAGEN, our shareholders and employees, enhancing liquidity, and increasing the potential market opportunity to attract investors, particularly those in the U.S. that can only invest in U.S. dollar-denominated investments. Unlike American Depositary Receipts (ADRs), QIAGEN’s global shares provide equal rights for all shareholders and can be traded on either exchange, in U.S. dollars or euros.
Share Price and Liquidity
QIAGEN’s share price increased 5.2% in U.S. dollars to $55.58 on the NYSE and rose 15.4% in euros to EUR 48.99 on the Frankfurt Stock Exchange (XETRA). Performance was influenced by the effects of the COVID-19 pandemic and initiatives to expand the business post-pandemic. Our shares continued to offer high liquidity, with average daily trading volume of approximately 1.4 million in 2021 (about 0.8 million on the NYSE and other U.S. trading venues, and about 0.6 million on the Frankfurt Stock Exchange (XETRA) and other German exchanges). QIAGEN continued its commitment to disciplined capital allocation and shareholder returns. In 2021, QIAGEN repurchased 1.9 million QIAGEN shares on the Frankfurt Stock Exchange, under a program announced in July 2021. This program ended October 29, 2021. Since 2019, a total of 5.2 million shares were repurchased for a total value of EUR 204.4 million at the times of the purchases. As of December 31, 2021, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 99%.
Effective January 10, 2018, our Common Shares began trading on the New York Stock Exchange (NYSE) under the symbol QGEN. Prior to that, from July 3, 2006, until January 9, 2018, our Common Shares were traded on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF.
The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the NYSE and NASDAQ Global Select, as applicable.

	High ($)	Low ($)
Annual:
2017	36.34	27.40
2018	39.45	30.78
2019	43.16	25.04
2020	55.27	32.97
2021	59.00	45.58

	High ($)	Low ($)
Quarterly 2020:
First Quarter	42.41	32.97
Second Quarter	44.41	39.05
Third Quarter	52.86	42.48
Fourth Quarter	55.27	45.33
Quarterly 2021:
First Quarter	59.00	45.72
Second Quarter	52.83	45.58
Third Quarter	56.91	45.95
Fourth Quarter	58.00	50.08
Quarterly 2022:
First Quarter (through March 9)	55.12	41.32

	High ($)	Low ($)
Monthly:
October 2021	56.33	50.08
November 2021	58.00	52.53
December 2021	56.18	53.26
January 2022	55.12	47.12
February 2022	51.30	46.76
March 2022 (through March 9)	50.40	41.32
From September 25, 1997, to December 31, 2002, our Common Shares were traded on the Frankfurt Stock Exchange Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred to the Prime Standard Segment of the Frankfurt Stock Exchange. QIAGEN is a member of DAX effective September 20, 2021, due to a reorganization of German stock market indices. Prior to that, QIAGEN was a member of the MDAX since September 24, 2018. This reorganization in September 2021 included expansion of the DAX index from 30 to the 40 largest companies in Germany based on market capitalization. Also on this date, the MDAX was reduced from the 60 largest companies excluding DAX listed companies to 50.

The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual:
2017	31.52	25.41
2018	34.05	25.22
2019	39.19	22.54
2020	46.95	29.55
2021	51.56	37.38

	High (EUR)	Low (EUR)
Quarterly 2020:
First Quarter	38.75	29.55
Second Quarter	39.80	36.11
Third Quarter	45.44	37.92
Fourth Quarter	46.95	36.00
Quarterly 2021:
First Quarter	46.45	38.84
Second Quarter	44.02	37.38
Third Quarter	48.05	38.73
Fourth Quarter	51.56	43.06
Quarterly 2022:
First Quarter (through March 9)	49.34	37.95

	High (EUR)	Low (EUR)
Monthly:
October 2021	49.22	43.06
November 2021	51.56	45.53
December 2021	49.84	47.09
January 2022	49.34	41.16
February 2022	45.25	41.22
March 2022 (through March 9)	45.36	37.95

QIAGEN Share Price Development and Average Trading Volume - NYSE 2021

2021
Year-end price	$55.58
High	$59.00
Low	$45.58
Average daily trading volume (in million shares)	0.79

QIAGEN Share Price Development and Average Trading Volume - Frankfurt Stock Exchange (XETRA) 2021

2021
Year-end price	€48.99
High	€51.56
Low	€37.38
Average daily trading volume (in million shares)	0.56

Shareholder Structure
QIAGEN has a global investor base comprised of more than 600 identified institutional investors, including about half in North America, about one-third in Europe and the remaining shares in the rest of the world. Members of the Managing Board and the Supervisory Board, in total, own less than 1% of QIAGEN’s outstanding common shares at the end of 2021.
Annual Shareholder Meeting
At the Annual General Meeting on June 29, 2021, in Venlo, the Netherlands, shareholders voted on a number of annually recurring items as well as the Remuneration Policy of the Managing Board. Many of the annually recurring items were approved with majorities above 95% of the shares represented at the meeting. Shareholders present or represented at the meeting held approximately 180.3 million shares, 78.1% of QIAGEN’s approximately 230.8 million issued shares as of the record date for the meeting. Details of attendance and voting results are available at corporate.QIAGEN.com.
Investor Relations and Engagement with Shareholders
QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our performance, strategy and future prospects, as well as our vision and mission. Due to the continued COVID-19 pandemic, most discussions with investors were held virtually during 2021 including individual calls, roadshows and investor conferences.
Item 10. Additional Information
Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on July 8, 2021 (the Articles), and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code, (the Dutch Code, as lastly amended in 2016), which contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for long-term value creation, risk control, effective management and supervision, remuneration and the relationship with Shareholders, including the General Meeting, and other stakeholders. A listed company should either comply, or if not, explain in its annual report why and to what extent it does not comply, with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.
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
Managing Directors
QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The Managing Board is responsible for our continuity and our affiliated enterprise. The Managing Board focuses on our long-term value creation and our affiliated enterprise, and takes into account our stakeholders' interests that are relevant in this context, which include but are not limited to our shareholders. Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a Managing Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The current remuneration policy of the Managing Board was adopted in our Annual General Meeting on June 29, 2021.
Resolutions of the Managing Board shall be validly adopted, if adopted by simple majority of votes, at least one of whom voting in favor of the proposal must be the Chairman. Each Managing Director has the right to cast one vote.
Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us and our business on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all Managing Directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve the matter. According to the Dutch Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing director, whether there is a conflict of interest.
Supervisory Directors
The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation.
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
In accordance with Dutch law and the Dutch Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee with due observance of the remuneration policy for Supervisory Directors as adopted at the 2021 Annual General Meeting. Under the Dutch Code, any shares held by a Supervisory Director in the Company on whose board he or she sits should be long-term investments.
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
Criminal Liability
Under Dutch law, if a legal entity has committed a criminal offense, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act.
Indemnification
Article 27 of our Articles provides that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us.
Classes of Shares
The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.
Common Shares
Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF Fund Services B.V., Westblaak 89, NL-3012 KG Rotterdam.

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
Pursuant to our Articles, QIAGEN’s Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General Meeting, to resolve to issue Preference Shares in the event that (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding, or (ii) the Supervisory Board has determined a person to be an “adverse person”. For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently the Supervisory Board has not been designated to issue Preference Shares.
On August 2, 2004, we entered into an agreement (Option Agreement) with Stichting Preferente Aandelen QIAGEN (SPAQ) which was most recently amended on June 4, 2012. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. SPAQ may exercise its right to acquire the Preference Shares in all situations that it believes that our interest or our stakeholders is at risk (which situations include but are not limited to (i) receipt of a notification from the Managing Board that a takeover is imminent, and (ii) receipt of a notification from the Managing Board that one or more activist shareholders take a position that is not in the interest of QIAGEN, our shareholders or our other stakeholders), provided that the conditions mentioned in the previous paragraph have been met. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.
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
On June 29, 2021, the General Meeting resolved to authorize the Supervisory Board until December 29, 2022, to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of 50% of the shares issued and outstanding in the capital of the Company as of December 31, 2020, as included in the Annual Accounts for Calendar Year 2020.
The General Meeting subsequently resolved to grant the authority to restrict or exclude pre-emptive rights until December 29, 2022. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to (i) no more than 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2020, increased by (ii) solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances an additional 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2020.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 29, 2021, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 29, 2021, until December 29, 2022, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one euro cent (euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
Capital Reduction
Subject to the provisions of Dutch law and our Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares, or (ii) reducing the nominal value of shares through an amendment of our Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

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
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 29, 2021, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2021.
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

Dutch law provides that the declaration of dividends out of the profits that are at the free disposal of the General Meeting is the exclusive right of the General Meeting. This is different from the corporate law of most jurisdictions in the United States, which permits a corporation’s board of directors to declare dividends.
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
(1)the transfer of our enterprise or practically our entire enterprise to a third party;
(2)the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of a far-reaching significance for us; and
(3)the acquisition or divestment by us or one of our subsidiaries (dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.
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
Provisions which May Defer or Prevent a Change in Control
The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions referred to under "Preference Shares."

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
Ownership Threshold Requiring Disclosure
Our Articles do not provide an ownership threshold above which ownership must be disclosed. However, there are statutory requirements to disclose share ownership above certain thresholds under Dutch law — see “Obligation of Shareholders to Disclose Major Holdings.”
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
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's controlled entity, or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest.
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
Management Notifications
Pursuant to the FMSA, each Managing Director and each Supervisory Director must notify the AFM: (a) within two weeks after his or her appointment of the number of our shares or rights to acquire shares he or she holds and the number of votes he or she is entitled to cast in respect to our issued share capital, and (b) subsequently, each change in the number or our shares or rights to acquire shares such member holds and of each change in the number of votes he or she is entitled to cast in respect of our issued share capital, immediately after the relevant change. If a Managing Director or Supervisory Director has notified the AFM of a change in shareholding under the FMSA as described above under “Obligation of Shareholders to Disclose Major Holdings,” such notification is sufficient for the purposes as described in this paragraph.
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
The statements of the Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or the Netherlands law, or in the taxation conventions concluded by the United States and the Netherlands, occurring after such date. Tax considerations associated with currently enacted laws which are not in force as of this date have not been addressed in this description.
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
General
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
A domestic exemption from Netherlands dividend withholding tax may apply when dividends are paid to a corporate Shareholder that own 5% or more of our Common Shares and qualify as beneficial owner and is solely resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax convention that includes a dividend article. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose or one of the main purposes to avoid tax for another person and the structure is considered artificial (i.e. not put into place for valid commercial reasons that reflect economic reality). This domestic exemption may under conditions further not apply in case of hybrid mismatches.
A corporate Shareholder may also be eligible for relief of Netherlands dividend withholding tax under Netherlands tax law, or under a tax convention that is in force between the country of residence of the Shareholder and the Netherlands.
Specific for U.S. Shareholders
The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot benefit from the Dutch domestic exemption (as explained above), withholding tax on dividends may still be reduced to 5% or 0% if the recipient is entitled to benefits under the Tax Convention between the Netherlands and the United States (the “Convention”), and the relevant specific conditions are met. Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the Convention.
Dividend Stripping
A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax convention between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is amongst others not considered to be the beneficial owner of a dividend in an event of “dividend stripping.” In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred in return for a consideration its shares or its entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining an interest in the shares and the dividend distributions, by transferring its shares or its entitlement to the dividend distributions in exchange for a consideration.
Income Tax and Corporate Income Tax
General
A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:
a.the non-resident Shareholder does not carry on or have an interest in a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;
b.the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in the Netherlands tax law) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset,” or, in case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose or one of the main purposes to avoid Netherlands income tax for another person or cannot be considered artificial. An arrangement or series of arrangements are considered artificial to the extent not put in place for valid commercial reasons that reflect economic reality; and
c.the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in the Netherlands, other than by way of securities or through an employment contract.

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
Specific for U.S. Shareholders
U.S. Shareholders that do not own a substantial interest should not be subject to Dutch Personal Income Tax or Dutch Corporate Income Tax (as explained above). For U.S. Shareholders that do own a substantial interest, Dutch Personal Income Tax of Dutch Corporate Income Tax could be due. However, U.S. Shareholders that are entitled to benefits of the Convention may be eligible for tax relief.
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
This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S. federal income tax consequences (such as the estate and gift tax, the Medicare tax on net investment income, state and local tax, or non-U.S. tax).
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
If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Shares should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning and disposing our Common Shares.
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
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to a reduced rate of tax if certain conditions are met including the following: QIAGEN must not be classified as a "passive foreign investment company" (“PFIC”) (discussed below), QIAGEN must be a “qualified foreign corporation” (as defined below), the U.S. Holder must satisfy a holding period requirement, and the distribution must not be treated to the U.S. Holder as “investment income” for purposes of the investment interest deduction rules. A “qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends on our Common Shares will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation (the “look-through rule”). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2019, December 31, 2020, and December 31, 2021, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Documents on Display
Documents referred to in this Annual Report may be inspected at our principal executive office located at Hulsterweg 82, 5912 PL Venlo, The Netherlands. We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an Internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.
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
Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements.
Interest Rate Risk
We use interest rate derivatives to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
At December 31, 2021, we had $880.5 million in cash and cash equivalents as well as $184.8 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2021. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2021, we had $1.9 billion in long-term debt. Through the use of interest rate derivatives we have swapped $127.0 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been offset by increased interest income from our variable rate financial assets.
Foreign Currency Exchange Rate Risk
As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Turkish lira, Brazilian real, Indian rupee, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies. We do conduct business in Russia, which represented less than 1% of consolidated net sales in 2021 and as of December 31, 2021, we held assets totaling 381.6 million rubles ($5.1 million as of December 31, 2021). Russia's invasion of Ukraine and the sanctions imposed in response have led to a decline in the value of the ruble which is expected to remain highly volatile.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this Annual Report. Based on that evaluation, they concluded that as of December 31, 2021, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2021, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2021, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2021. Their reports are included in this Annual Report on Form 20-F beginning on page F-1.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Supervisory Board has designated Dr. Toralf Haag as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr. Haag is “independent” as defined under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual as applicable to audit committees.
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
Item 16C. Principal Accountant Fees and Services
Audit Committee Pre-Approval Policies and Procedures
Our independent registered public accounting firm is KPMG AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany, Auditor Firm ID: 1021.
The Audit Committee has adopted a policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chair full authority to approve any management request for pre-approval, provided the Chair presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2021	2020
Audit fees	$3.0	$2.9
Consolidated financial statements	2.4	2.3
Statutory financial statements	0.6	0.6
Audit-related fees	—	0.1
Tax and other fees	0.3	—
Total	$3.3	$3.0
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
Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals. All other fees include various fees and expenses billed for services, such as transaction due diligence, as approved by the Audit Committee and as permitted by the Sarbanes-Oxley Act of 2002.
Item 16D. Exemptions From the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans.
On July 12, 2021, we announced our seventh share repurchase program of up to $100 million of our common shares. During 2021, we repurchased 1.9 million QIAGEN shares for $100.0 million (including transaction costs). This program ended on October 29, 2021.

Period	(a) Total number of shares purchased	(b) Average price paid per share in $(1)	(c) Total number of shares purchased as part of publicly announced plans and programs	(d) Approximate dollar value of shares that may yet be purchased under these plans and programs (in $ millions)(2)
July 1-31, 2021	323,009	$51.6	323,009	$83.3
August 1-31, 2021	758,958	$52.5	758,958	$43.5
September 1-30, 2021	497,802	$54.5	497,802	$16.3
October 1-31, 2021	310,860	$51.7	310,860	$—
Total	1,890,629	$52.8	1,890,629
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2021. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2021, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has established an Audit Committee, a Compensation & Human Resources Committee, a Nomination & ESG Committee and a Science & Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
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
The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website (www.qiagen.com). The Supervisory Board has appointed a chair from its members who has the duties assigned by the Articles of Association and the Dutch Code.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. In

2021, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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
Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least 10% of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2021.
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
Independence
Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board Members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial compensation from the Company, or an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions.

Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General Meeting in 2021, KPMG Accountants N.V. was appointed as external auditor for the Company for the 2021 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2021 , contained in this annual report.
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
Dutch Corporate Governance Code – Comply or Explain
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
While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethnic background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2021, our multicultural workforce was composed of at least 80 nationalities with an average age of 39.4. With 49% women, we are well balanced in terms of gender on an aggregate level. Information on the composition of our Managing and Supervisory Boards can be found in Item 6.
3.    Best practice provision 3.1.2 vi recommends that when formulating the remuneration policy, it should be considered that shares awarded to members of the Management Board should be held for a period of at least five years
Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after February 2018 vest 40% after three years, 60% after five years. Beginning in February 2021, grants of performance stock units vest after three years.
4.    Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a Management Board member may not exceed one year's salary (the "fixed" remuneration component).
Our Managing Board members have entered into agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement.
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
Further Information
For additional information regarding our Boards, including Committees of our Supervisory Board, please refer to the discussion in Item 6 above.
Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
See pages F-1 through F-60 included herein.

(A)The following financial statements, together with the reports of KPMG thereon, are filed as part of this annual report:

Item 19. Exhibits

*1.1	Articles of Association as confirmed by notarial deed as of July 8, 2021 (English translation)

2.1	$400 Million Note Purchase Agreement dated as of October 16, 2012 (Filed as Exhibit 2.9) (1)

2.2	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017 (Filed as Exhibit 2.11) (2)

2.3	2023 Bonds Indenture dated September 13, 2017 (Filed as Exhibit 2.13) (2)

2.4	2023 Form of Warrant Confirmation dated September 6, 2017 (Filed as Exhibit 2.14) (2)

2.5	2023 Form of Bond Hedge Confirmation dated September 6, 2017 (Filed as Exhibit 2.15) (2)

2.6	2024 Bonds Indenture dated November 13, 2018 (Filed as Exhibit 2.17) (3)

2.7	2024 Form of Warrant Confirmation dated November 6, 2018 (Filed as Exhibit 2.18) (3)

2.8	2024 Form of Bond Hedge Confirmation dated November 6, 2018 (Filed as Exhibit 2.19) (3)

2.9	Description of Securities (Filed as Exhibit 2.12) (4)

2.10	Global Bearer Bond Representing Convertible Bonds due 2027 dated as of December 17, 2020 (Filed as Exhibit 2.12) (5)

2.11	Purchase Agent Agreement dated as of December 10, 2020 (Filed as Exhibit 2.13) (5)

2.12	Subscription Agreement dated as of December 10, 2020 (Filed as Exhibit 2.14) (5)

4.1	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (6)

4.2	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (7)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Thierry Bernard, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Thierry Bernard, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*101	Inline XBRL Interactive Data File

*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Filed herewith.
(1)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 4, 2013.
(2)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2018.
(3)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2019.

(4)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2020.
(5)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 5, 2021.
(6)Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.
(7)Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 14, 2022
		By:	/s/ Thierry Bernard
Thierry Bernard, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
QIAGEN N.V.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for convertible instruments as of January 1, 2021 due to the adoption of ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. In 2020 the Company changed its method of accounting for expected credit losses on financial instruments and other commitments due to the adoption of Accounting Standards Codification Topic 326 – Measurement of Credit Losses on Financial Instruments.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of unrecognized tax benefits
As discussed in Note 17 to the consolidated financial statements, the Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. The Company initially recognizes and subsequently measures the unrecognized tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. As at 31 December 2021, the Company recorded unrecognized tax benefits of $103.6m.
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
March 14, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
QIAGEN N.V.:

Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 14, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ’Report of Management on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 14, 2022

Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

		As of December 31,
(in thousands)	Notes	2021	2020
Assets
Current assets:
Cash and cash equivalents	(3)	$880,516	$597,984
Short-term investments	(7)	184,785	117,249
Accounts receivable, net of allowance for credit losses of $23,124 and $27,052 in 2021 and 2020, respectively	(3, 24)	362,131	380,519
Inventories, net	(3)	327,525	291,181
Prepaid expenses and other current assets (of which $16,956 and $25,429 in 2021 and 2020 due from related parties, respectively)	(8, 24)	354,645	237,472
Total current assets		2,109,602	1,624,405
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $632,416 and $630,443 in 2021 and 2020, respectively	(9)	638,183	559,372
Goodwill	(11)	2,350,763	2,364,031
Intangible assets, net of accumulated amortization of $806,787 and $809,724 in 2021 and 2020, respectively	(11)	627,436	726,194
Fair value of derivative instruments - long-term	(14)	190,430	379,080
Other long-term assets (of which $10,843 in 2020 due from related parties)	(10, 12, 24)	157,644	161,658
Deferred tax assets	(17)	72,896	54,879
Total long-term assets		4,037,352	4,245,214
Total assets		$6,146,954	$5,869,619
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

		As of December 31,
(in thousands, except par value)	Notes	2021	2020
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$847,626	$42,539
Accounts payable	(24)	101,224	118,153
Accrued and other current liabilities	(10,13,24)	568,620	411,483
Total current liabilities		1,517,470	572,175
Long-term liabilities:
Long-term debt, net of current portion	(16)	1,094,144	1,880,210
Fair value of derivative instruments - long-term	(14)	191,879	393,455
Other long-term liabilities	(12, 15)	209,320	186,724
Deferred tax liabilities	(17)	37,591	39,216
Total long-term liabilities		1,532,934	2,499,605
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—230,829 shares in 2021 and 2020, respectively		2,702	2,702
Additional paid-in capital		1,818,508	1,834,169
Retained earnings		1,791,740	1,323,091
Accumulated other comprehensive loss	(18)	(326,670)	(243,822)
Less treasury shares, at cost—3,755 and 2,844 shares in 2021 and 2020, respectively	(18)	(189,730)	(118,301)
Total equity		3,096,550	2,797,839
Total liabilities and equity		$6,146,954	$5,869,619
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Income (Loss)

		Years ended December 31,
(in thousands, except par value)	Notes	2021	2020	2019
Net sales	(3, 4, 24)	$2,251,657	$1,870,346	$1,526,424
Cost of sales:
Cost of sales		733,719	574,467	449,651
Acquisition-related intangible amortization		67,118	63,164	71,511
Total cost of sales		800,837	637,631	521,162
Gross profit		1,450,820	1,232,715	1,005,262
Operating expenses:
Research and development	(3)	189,964	149,072	157,448
Sales and marketing		456,392	413,684	391,906
General and administrative	(3)	128,076	111,678	112,262
Acquisition-related intangible amortization		18,542	20,811	29,973
Restructuring, acquisition, integration and other, net	(1, 6)	27,762	150,005	199,778
Long-lived asset impairments	(6)	—	1,034	140,031
Total operating expenses		820,736	846,284	1,031,398
Income (loss) from operations		630,084	386,431	(26,136)
Other income (expense):
Interest income		9,555	10,032	22,113
Interest expense		(54,477)	(71,317)	(74,185)
Other income, net	(6)	40,671	114,326	432
Total other (expense) income, net		(4,251)	53,041	(51,640)
Income (loss) before income tax (benefit) expense		625,833	439,472	(77,776)
Income tax expense (benefit)	(3, 17)	113,234	80,284	(36,321)
Net income (loss)		$512,599	$359,188	($41,455)
Basic earnings (loss) per common share	(19)	$2.25	$1.57	($0.18)
Diluted earnings (loss) per common share	(19)	$2.21	$1.53	($0.18)

Weighted-average common shares outstanding:
Basic	(19)	227,983	228,427	226,777
Diluted	(19)	232,034	234,214	226,777
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Comprehensive Income (Loss)

		Years ended December 31,
(in thousands)	Notes	2021	2020	2019
Net income (loss)		$512,599	$359,188	($41,455)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges (net of tax of $0, $2,845 and $0)	(14)	16,780	(8,536)	11,547
Reclassification adjustments on cash flow hedges (net of tax of $0, $4,666 and $0)	(14)	(17,010)	13,999	(3,888)
Cash flow hedges, net of tax		(230)	5,463	7,659
Net investment hedge	(14)	24,743	(26,442)	5,505
Gain (loss) on pension (net of tax of $5, $16 and $359)		11	(38)	(437)
Foreign currency translation adjustments (net of tax of $1,674,$946 and $454)		(107,372)	86,814	(11,702)
Total other comprehensive (loss) income		(82,848)	65,797	1,025
Comprehensive income (loss)		$429,751	$424,985	($40,430)
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Total Equity
		Shares	Amount				Shares	Amount
Balance at December 31, 2018		230,829	$2,702	$1,742,191	$1,379,624	($310,644)	(5,320)	($178,903)	$2,634,970
ASC 842 impact of change in accounting policy		—	—	—	(316)	—	—	—	(316)
Net loss		—	—	—	(41,455)	—	—	—	(41,455)
Conversion of warrants	(18)	—	—	(31,067)	(37,698)	—	2,056	68,761	(4)
Total other comprehensive income		—	—	—	—	1,025	—	—	1,025
Purchase of treasury shares	(18)	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(121,698)	—	3,622	123,773	2,075
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(1,448)	(51,147)	(51,147)
Share-based compensation	(22)	—	—	65,893	—	—	—	—	65,893
Balance at December 31, 2019		230,829	$2,702	$1,777,017	$1,178,457	($309,619)	(3,077)	($111,966)	$2,536,591
ASC 326 impact of change in accounting policy		—	—	—	(15,074)	—	—	—	(15,074)
Net income		—	—	—	359,188	—	—	—	359,188
Conversion of warrants	(18)	—	—	(7,547)	(22,725)	—	807	30,272	—
Termination of warrants	(18)	—	—	(30,289)	(144,337)	—	—	—	(174,626)
Equity component of convertible debt, net	(16)	—	—	54,052	—	—	—	—	54,052
Total other comprehensive income		—	—	—	—	65,797	—	—	65,797
Purchase of treasury shares	(18)	—	—	—	—	—	(1,346)	(63,995)	(63,995)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(32,418)	—	1,085	40,079	7,661
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(313)	(12,691)	(12,691)
Share-based compensation	(22)	—	—	40,936	—	—	—	—	40,936
Balance at December 31, 2020		230,829	$2,702	$1,834,169	$1,323,091	($243,822)	(2,844)	($118,301)	$2,797,839
ASU 2020-06 impact of change in accounting policy	(2)	—	—	(54,052)	263	—	—	—	(53,789)
Net income		—	—	—	512,599	—	—	—	512,599
Total other comprehensive loss		—	—	—	—	(82,848)	—	—	(82,848)
Purchase of treasury shares	(18)	—	—	—	—	—	(1,891)	(99,987)	(99,987)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(44,213)	—	1,441	52,132	7,919
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(461)	(23,574)	(23,574)
Share-based compensation	(22)	—	—	38,391	—	—	—	—	38,391
Balance at December 31, 2021		230,829	$2,702	$1,818,508	$1,791,740	($326,670)	(3,755)	($189,730)	$3,096,550
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

		Years ended December 31,
(in thousands)	Notes	2021	2020	2019
Cash flows from operating activities:
Net income (loss)		$512,599	$359,188	($41,455)
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		214,931	205,014	231,458
Non-cash impairments	(6)	—	1,432	144,830
Amortization of debt discount and issuance costs		32,294	42,318	40,763
Share-based compensation expense	(22)	38,391	40,936	65,893
Deferred tax benefit	(17)	(5,288)	(6,706)	(55,362)
Loss (Gain) on marketable securities		6,550	(1,992)	2,867
Gain on sale of investment	(10)	(36,086)	(121,813)	—
Reversals of contingent consideration	(15)	—	—	(10,433)
Other items, net including fair value changes in derivatives		5,622	11,696	(3,394)
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(7,402)	(14,711)	(39,578)
Inventories	(3)	(81,803)	(107,573)	(30,028)
Prepaid expenses and other current assets	(8)	13,918	1,061	18,626
Other long-term assets		1,400	316	(1,406)
Accounts payable		(5,975)	8,442	9,252
Accrued and other current liabilities	(13)	(71,681)	(22,141)	19,913
Income taxes	(17)	(12,832)	4,682	(6,782)
Other long-term liabilities		34,363	57,657	(14,321)
Net cash provided by operating activities		639,001	457,806	330,843
Cash flows from investing activities:
Purchases of property, plant and equipment		(189,904)	(132,787)	(117,950)
Purchases of intangible assets	(11)	(16,630)	(171,450)	(156,934)
Proceeds from (purchases of) investments, net	(10)	(2,645)	25,638	(5,170)
Cash paid for acquisitions, net of cash acquired	(5)	—	(239,572)	(68,058)
Purchases of short-term investments	(7)	(397,650)	(49,770)	(293,959)
Proceeds from redemptions of short-term investments	(7)	359,560	181,223	396,098
Proceeds from divestiture	(5)	—	1,845	1,000
Cash received (paid) for collateral asset	(14)	44,900	(53,417)	22,685
Other investing activities		(57)	(4,991)	10
Net cash used in investing activities		(202,426)	(443,281)	(222,278)

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

		Years ended December 31,
(in thousands)	Notes	2021	2020	2019
Cash flows from financing activities:
Proceeds from short-term debt	(16)	—	59,345	—
Repayment of short-term debt	(16)	—	(58,705)	—
Proceeds from long-term debt, net of issuance costs	(16)	—	497,646	—
Repayment of long-term debt	(16)	(41,345)	(296,400)	(506,400)
Payment for termination of warrants	(18)	—	(174,627)	—
Payment of intrinsic value of cash convertible notes	(16)	—	(237,438)	(133,763)
Proceeds from exercise of call option related to cash convertible notes	(16)	—	239,836	134,737
Purchase of treasury shares	(18)	(99,987)	(63,995)	(74,450)
Proceeds from issuance of common shares		7,919	7,662	2,075
Tax withholding related to vesting of stock awards		(23,574)	(13,841)	(49,998)
Other financing activities		6,621	(9,610)	(11,281)
Net cash used in financing activities		(150,366)	(50,127)	(639,080)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(3,677)	4,196	826
Net increase (decrease) in cash, cash equivalents and restricted cash		282,532	(31,406)	(529,689)
Cash, cash equivalents and restricted cash, beginning of period		597,984	629,390	1,159,079
Cash, cash equivalents and restricted cash, end of period		$880,516	$597,984	$629,390

Supplemental cash flow disclosures:
Cash paid for interest		$21,588	$25,351	$29,721
Cash paid for income taxes, net of refunds		$102,083	$42,572	$41,474

Supplemental disclosure of non-cash investing activities:
Equity securities acquired in non-monetary exchange	(10)	$35,705	$122,368	$657
Intangible asset received in exchange for note receivable	(24)	$14,989	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
December 31, 2021
1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2021, we employed more than 6,000 people in over 35 locations worldwide.
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
We undertake acquisitions to complement our own internal product development activities. In September 2020, we completed the acquisition of the remaining shares in NeuMoDx Molecular, Inc. ("NeuMoDx"), a privately-held U.S. company that designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. In 2019, we completed three immaterial acquisitions, including the January 2019 acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition date.
Certain prior year amounts have been reclassified to conform to the current year presentation.
2. Effects of New Accounting Pronouncements
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in 2021, 2020 and 2019:
Adoption of New Accounting Standards in 2021
ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, removed certain exceptions for recognizing deferred taxes for investments, performing intraperiod tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. We adopted the ASU on the effective date of January 1, 2021 and the adoption of this guidance did not have an impact on our consolidated financial statements on the date of adoption.

ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, reduced the number of accounting models for convertible instruments. The ASU also amended diluted earnings per share (EPS) calculations for convertible instruments, which will result in more dilutive EPS results, and also amended the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. ASU 2020-06 was effective for annual periods beginning on January 1, 2022, with earlier adoption on January 1, 2021 permitted. We adopted ASU 2020-06 early on January 1, 2021 and this resulted in a decrease of $54.1 million to additional paid in capital and an increase of $0.3 million to retained earnings for the conversion feature to the liability for our 2027 Convertible Notes further discussed in Note 16 "Debt".
Adoption of New Accounting Standards in 2020
ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, replaced the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. We adopted Topic 326 on January 1, 2020 using the modified retrospective approach by recognizing the effect of initially applying Topic 326 as an after-tax $15.1 million ($19.6 million pre-tax) adjustment to the opening balance of retained earnings at January 1, 2020 for credit losses on loans, notes and accounts receivable. The adoption did not have an impact on our consolidated statements of income or cash flows.
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
ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. We adopted ASU 2017-04 on January 1, 2019 and apply the new guidance prospectively as required.
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
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, amended how a decision maker or service provider determines whether its fee is a variable interest entity (VIE) when a related party under common control also has an interest in the VIE. We adopted ASU 2018-17 on January 1, 2019, on a prospective basis.
New Accounting Standards Not Yet Adopted
The following new FASB Accounting Standards Update was not yet adopted as of December 31, 2021:
ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments affect all entities that issue freestanding written call options that are classified in equity. Specifically, the amendments affect those entities when a freestanding equity-classified written call option is modified or exchanged and remains equity classified after the modification or exchange. The amendments that relate to the recognition and measurement of EPS for certain modifications or exchanges of freestanding equity-classified written call options affect entities that present EPS in accordance with the guidance in Topic 260, Earnings Per Share. The amendments are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted for all entities, including adoption in an interim period. We adopted ASU 2021-04 prospectively effective January 1, 2022.
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
Foreign Currency Translation
Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income (loss) as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income (loss) as a component of other income, net. The net loss on foreign currency transactions was $9.0 million, $4.1 million, and $5.7 million in 2021, 2020 and 2019, respectively, and is included in other income, net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2021	2020	2021	2020	2019
Euro (EUR)	1.1326	1.2271	1.1832	1.1411	1.1196
Pound Sterling (GBP)	1.3479	1.3649	1.3758	1.2836	1.2768
Swiss Franc (CHF)	1.0963	1.1360	1.0940	1.0659	1.0062
Australian Dollar (AUD)	0.7253	0.7720	0.7514	0.6905	0.6954
Canadian Dollar (CAD)	0.7869	0.7849	0.7977	0.7463	0.7535
Japanese Yen (JPY)	0.0087	0.0097	0.0091	0.0094	0.0092
Chinese Yuan (CNY)	0.1574	0.1530	0.1550	0.1450	0.1448
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2021, 2020 and 2019, shipping and handling costs totaled $31.7 million, $32.1 million and $27.9 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2021, 2020 and 2019 were $13.5 million, $9.5 million and $8.1 million, respectively.
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
On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the Managing Board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN. On August 13, 2020, QIAGEN announced that Thermo Fisher did not achieve the minimum 66.67% acceptance threshold from QIAGEN shareholders. For the year ended December 31, 2020, we incurred related expenses of $125.5 million, which includes the $95.0 million expense reimbursement which was paid when the minimum acceptance threshold was not met. These costs are recorded within restructuring, acquisition, integration and other expenses, net in the accompanying consolidated statement of income.
Income Taxes
We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred tax assets and liabilities established for the expected future tax consequences resulting from differences in the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial statement carrying amount and the tax bases of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
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
Forfeiture Rate - This is the estimated percentage of grants that are expected to be forfeited or canceled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience.
Restricted Stock Units and Performance Stock Units - Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value of restricted and performance stock units is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. At each reporting period, the estimated performance achievement of the performance stock units is assessed and any change in the estimated achievement is recorded on a cumulative basis in the period of adjustment.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than three months at the date of purchase. Cash equivalents are carried at amortized cost which approximates fair value. Cash and cash equivalents as of December 31, 2021 and 2020 consist of the following:

(in thousands)	2021	2020
Cash at bank and on hand	$235,381	$245,373
Money market funds	366,117	273,584
Commercial paper	179,844	—
Short-term bank deposits	99,174	79,027
Cash and cash equivalents	$880,516	$597,984
Short-Term Investments
Short-term investments include cash investments with original maturities of more than three months which are classified as “available for sale” and stated at fair value, which is equivalent to the amortized cost, in the accompanying consolidated balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other income, net. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in income.
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
Accounts Receivable, Loans and Other Receivables and Allowance for Credit Losses
Our accounts receivable consist of unsecured customer obligations and we are at risk to the extent such amounts become uncollectible. Accounts receivable are carried at face value less an allowance for doubtful accounts as of December 31, 2019, and following the adoption of ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, less an allowance for expected credit losses. We continually monitor accounts receivable balances, and until December 31, 2019, provided for an allowance for doubtful accounts at the time collection became questionable based on payment history or age of the receivable. Since January 1, 2020, we maintain allowances for credit losses resulting from the expected failure or inability of our customers to make required payments. We recognize the allowance for expected credit losses at inception and reassess regularly considering historical experience with bad debts, the aging of the receivables, credit quality of the customer base, current economic conditions and other reasonable and supportable expectations for future conditions, if applicable. Once a receivable is determined to be uncollectible, the balance is charged against the allowance.
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

Following the adoption of Topic 326, we are required to use the new forward-looking expected credit loss model that replaced the previous incurred credit loss model. The new model generally results in earlier recognition of allowances for credit losses and requires consideration of a broader range of information to estimate expected credit losses over the entire lifetime of the assets. Accordingly, with the adoption of Topic 326, we recorded allowances for credit losses of $8.1 million for accounts receivable, $10.2 million for other receivables and $1.3 million for loan receivables. The allowances reflect the forward-looking expected impact of non-payment of the contractual amounts due.
The changes in the allowance for credit losses on accounts receivable and loans and other receivables for the year ended December 31, 2021 and 2020 and in the allowance for doubtful accounts for the year December 31, 2019 are as follows:

	Accounts Receivable			Loans and Other Receivables
(in thousands)	2021	2020	2019	2021	2020
Balance at beginning of year	$27,052	$12,115	$9,270	$9,132	$—
ASC 326 adoption impact	—	8,089	—	—	11,543
Provisions for expected credit losses	18	16,439	8,701	2,155	1,325
Deductions from allowance	(1,249)	(9,868)	(5,777)	(6,049)	(3,916)
Recoveries collected	288	—	—	12	—
Currency translation adjustments and other	(2,985)	277	(79)	(108)	180
Balance at end of year	$23,124	$27,052	$12,115	$5,142	$9,132
For the years ended December 31, 2021 and 2020, additions charged to expense include forward-looking expected impacts of the global economic uncertainty caused by COVID-19.
Inventories
Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2021 and 2020:

(in thousands)	2021	2020
Raw materials	$94,748	$65,449
Work in process	67,679	74,398
Finished goods	165,098	151,334
Total inventories, net	$327,525	$291,181
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
Acquired Intangibles and Goodwill
Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization related to patents are computed over the estimated useful life of the underlying patent, which has historically ranged from 1 to 20 years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Intangible asset impairments recorded during the years ended December 31, 2020 and 2019 are further discussed in Note 6 "Restructuring and Impairments".
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2021, 2020 and 2019, goodwill has not been impaired.
Non-Marketable Investments
We have investments in non-marketable equity securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets. Non-marketable investments through which we exercise significant influence but do not have control are accounted for using the equity method. We monitor for changes in circumstances that may require a reassessment of the level of influence. Our non-marketable equity securities not accounted for under the equity method are accounted for under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
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

We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. Investment impairments recorded during the years ended December 31, 2020 and 2019 are discussed in Note 10 "Investments."
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
Consumable and Related Revenue
Consumable Products: In the last three years, revenue from consumable product sales has accounted for approximately 78-81% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have either a single performance obligation to transfer a single consumable product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.
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
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2021, we had $54.5 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
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
Contract assets as of December 31, 2021 and 2020 totaled $14.1 million and $8.5 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and Software as a Service (SaaS) arrangements. As of December 31, 2021 and 2020, contract liabilities totaled $74.7 million and $68.9 million, respectively, of which $63.4 million and $57.1 million is included in accrued and other current liabilities, respectively, and $11.3 million and $11.8 million in included in other long-term liabilities, respectively. During the years ended December 31, 2021 and 2020, we satisfied the associated performance obligations and recognized revenue of $54.9 million and $48.1 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product type and customer class as shown in the tables below for the years ended December 31, 2021, 2020 and 2019:

(in thousands)	2021	2020	2019
Consumables and related revenues	$1,027,215	$774,234	$665,866
Instruments	116,449	129,742	71,266
Molecular Diagnostics	1,143,664	903,976	737,132
Consumables and related revenues	959,093	841,201	688,281
Instruments	148,900	125,169	101,011
Life Sciences	1,107,993	966,370	789,292
Total	$2,251,657	$1,870,346	$1,526,424

Additionally, we disaggregate our revenue based on product category as shown in the tables below for the years ended December 31, 2021, 2020 and 2019:

(in thousands)	2021	2020	2019
Sample technologies	$850,636	$803,867	$548,365
Diagnostic solutions	638,759	460,757	465,503
PCR / Nucleic acid amplification	433,972	363,552	224,685
Genomics / NGS	245,066	165,570	183,768
Other	83,224	76,600	104,103
Total	$2,251,657	$1,870,346	$1,526,424
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
2020 Business Combinations
On September 17, 2020, we completed the acquisition of the remaining 80.1% of NeuMoDx Molecular, Inc. ("NeuMoDx") shares, a privately-held U.S. company in which we held a minority interest. NeuMoDx designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. Prior to acquisition, we held a 19.9% investment in NeuMoDx with a carrying value of $41.0 million. The cash consideration for the remaining shares totaled $251.7 million. We incurred $2.5 million acquisition related costs to effect the business combination, of which $1.8 million was incurred during the year ended December 31, 2020, and are included in restructuring, acquisition, integration and other, net.
The acquisition date fair value of the minority interest investment was $52.7 million and a gain of $11.7 million was recorded in restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2020. The fair value of the minority interest investment was determined using an implied purchase price reduced by a 20% control premium.

The final purchase price allocation differed from the preliminary purchase price allocation primarily as a result of updates to the acquisition date value of the liability related to acquired litigation, the final valuation and allocation of amounts among the acquired intangible assets as set forth in an independent appraisal, and related deferred tax impacts as follows:

(in thousands)	Final	Preliminary(1)	Difference
Purchase Price:
Cash consideration	$251,730	$251,730	$—
Fair value of minority interest	52,727	52,727	—
	$304,457	$304,457	$—
Preliminary Allocation:
Cash and cash equivalents	$12,291	$12,291	$—
Accounts receivable	5,691	5,691	—
Inventories	20,271	18,866	1,405
Prepaid expenses and other current assets	5,961	5,943	18
Accounts payable	(12,450)	(11,168)	(1,282)
Accruals and other current liabilities	(69,585)	(18,770)	(50,815)
Other long-term liabilities	(4,101)	(4,101)	—
Fixed and other long-term assets	7,076	6,698	378
Developed technology	101,000	119,100	(18,100)
In-process research and development	55,000	64,800	(9,800)
Patents and license rights	770	770	—
Customer backlog	400	900	(500)
Goodwill	191,343	149,877	41,466
Deferred tax asset	30,057	—	30,057
Deferred tax liability on fair value of identifiable intangible assets acquired	(39,267)	(46,440)	7,173
Total	$304,457	$304,457	$—
(1)As of September 30, 2020
The final purchase price allocation includes $55.0 million for the acquisition date value of the liability related to acquired litigation. The final settlement amount, discussed further in Note 20 "Commitments and Contingencies" was $53.0 million. The $2.0 million difference between the final purchase price allocation and final settlement amount was recorded to restructuring, acquisition, integration and other expense, net in the year ended December 31, 2021. The in-process research and development recognized relates to technologies that remain in development and have not yet obtained regulatory approvals. The technologies within in-process research and development are expected to be completed within the next five years. The weighted average amortization period for the acquired intangibles is 10 years. The goodwill acquired is not deductible for tax purposes.
Pro forma results
The following unaudited pro forma information assumes that the above acquisition occurred at the beginning of the periods presented. For the year ended December 31, 2020, pro forma net sales would have been $1.90 billion, pro forma net income would have been $347.0 million and pro forma diluted net income per common share would have been $1.48. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisition been in effect at the beginning of the periods presented, or of future results of the combined operations.

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
2019 Restructuring
In the second half of 2019, we decided to suspend development of NGS-related instrument systems and entered into a new strategic partnership with Illumina to commercialize IVD kits worldwide on Illumina's diagnostic sequencers. In order to align our business with this new strategy, we began restructuring initiatives to target resource allocation to growth opportunities in our Sample to Insight portfolio. In addition, we implemented measures to shift commercial operations activities, transition manufacturing activities into a regional structure, and expand the scope of activities at our shared service centers.

Total cumulative pre-tax costs for the program, which concluded in 2021, were $313.2 million as summarized below.

Classification and Type of Charge (in thousands)	Note	2021	2020	2019	Total cumulative charges
Restructuring, acquisition, integration and other, net
Personnel related(1)	(22)	$845	$904	$70,578	$72,327
Contract and other costs(1)		1,762	1,835	52,249	55,846
Accounts receivable(2)		(246)	(622)	10,825	9,957
Inventories		—	1,014	12,336	13,350
Prepaid expenses and other assets(2)		—	127	17,012	17,139
		2,361	3,258	163,000	168,619
Long-lived asset impairments
Property, plant and equipment	(9)	—	1,034	98,472	99,506
Intangible assets	(11)	—	—	40,301	40,301
		—	1,034	138,773	139,807
Other income, net
Equity method investment impairment	(10)	—	—	4,799	4,799

Total		$2,361	$4,292	$306,572	$313,225
(1)During the year ended December 31, 2019, personnel related and contract and other costs include $2,956 and $15,676, respectively, due to related parties.
(2)During the year ended December 31, 2019, accounts receivable and prepaid expenses and other assets includes $5,984 and $2,270, respectively due from related parties.

Of the total costs incurred, $1.5 million and $11.2 million are accrued as of December 31, 2021 and 2020, respectively, in accrued and other current liabilities in the accompanying consolidated balance sheets as summarized in the following table including the cash components of the restructuring activity.

(in thousands)	Personnel Related	Contract and Other Costs	Total
Liability at December 31, 2019	$27,999	$32,233	$60,232
Additional costs incurred in 2020	4,542	3,300	7,842
Release of accrual	(3,638)	(1,465)	(5,103)
Payments	(24,355)	(27,347)	(51,702)
Foreign currency translation adjustment	139	(242)	(103)
Liability at December 31, 2020	4,687	6,479	11,166
Additional costs incurred in 2021	1,725	7,294	9,019
Release of accrual	(880)	(5,532)	(6,412)
Payments	(5,273)	(6,690)	(11,963)
Foreign currency translation adjustment	(144)	(161)	(305)
Liability at December 31, 2021	$115	$1,390	$1,505

7. Short-Term Investments
As of December 31, 2021 and 2020, short-term investments consisted of the following:

(in thousands)	2021	2020
Commercial paper	$139,785	$—
Money market deposits	45,000	—
Marketable equity securities	—	117,249
Total	$184,785	$117,249
At December 31, 2021, we had $184.8 million of commercial paper and money market deposits due from financial and nonfinancial institutions. These instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and carried at fair market value, which is equal to the cost. All instruments are classified as current assets in the accompanying balance sheet as they have a maturity of less than one year or are redeemable at our discretion. Interest income is determined using the effective interest rate method.
At December 31, 2020, short-term investments include the fair value of our marketable equity securities totaling $117.2 million. These investments, further discussed in Note 10 "Investments", are reported at fair value with gains and losses recorded in earnings.

8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2021 and 2020:

(in thousands)	Note	2021	2020
Fair value of derivative instruments	(14)	$175,284	$14,127
Prepaid expenses		60,629	61,159
Income tax receivable	(17)	45,116	16,424
Value added tax		22,884	31,128
Other receivables		19,201	32,901
Contract assets	(4)	14,082	8,539
Cash collateral	(14)	11,200	56,100
Loan receivables		6,249	17,094
Total prepaid expenses and other current assets		$354,645	$237,472

9. Property, Plant and Equipment
Property, plant and equipment of December 31, 2021 and 2020 were as follows:

(in thousands)	Estimated useful life (in years)	2021	2020
Land	—	$26,732	$18,903
Buildings and improvements	5-40	371,834	362,902
Machinery and equipment	3-10	343,968	322,379
Computer software	3-10	281,226	260,730
Furniture and office equipment	3-10	106,016	108,339
Construction in progress	—	140,823	116,562
		1,270,599	1,189,815
Less: Accumulated depreciation and amortization		(632,416)	(630,443)
Property, plant and equipment, net		$638,183	$559,372
Asset impairment charges for the years ended December 31, 2020 and 2019 were as follows:

(in thousands)	2020	2019
Machinery and equipment	$77	$9,177
Computer software	—	44,649
Furniture and office equipment	315	4,030
Construction in progress	642	41,870
Total impairment in property, plant and equipment	$1,034	$99,726
During the year ended December 31, 2020, $1.0 million of impairments were related to the 2019 Restructuring program discussed in Note 6 "Restructuring and Impairments". In 2019, $98.5 million of impairments were related to the 2019 Restructuring program while the remaining $1.2 million were related to other identified impairments during the year.
For the years ended December 31, 2021, 2020 and 2019 depreciation and amortization expense totaled $85.4 million, $78.6 million and $86.0 million, respectively. For the years ended December 31, 2021, 2020 and 2019 amortization related to computer software to be sold, leased or marketed totaled $9.2 million, $7.4 million and $18.3 million, respectively. Impairment charges related to computer software to be sold, leased or marketed are included in computer software and construction in progress in the table above and totaled $65.9 million for the year ended December 31, 2019. As of December 31, 2021 and 2020, the unamortized balance of computer software to be sold, leased or marketed was $56.9 million and $50.5 million, respectively.
Repairs and maintenance expense was $16.2 million, $13.8 million and $10.7 million in 2021, 2020 and 2019, respectively. For the year ended December 31, 2021, construction in progress primarily includes amounts related to projects to expand production lines and increase capacity of manufacturing as well as ongoing software development projects. For the years ended December 31, 2021, 2020 and 2019, interest capitalized in connection with construction projects was not significant.

10. Investments
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments is as follows:

	Ownership Percentage	Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)		2021	2020	2021	2020	2019
PreAnalytiX GmbH	50.00%	$10,291	$4,761	$10,412	$3,070	$3,971
Apis Assay Technologies Ltd	19.00%	3,713	1,940	1,773	1,221	(51)
TVM Life Science Ventures III	3.10%	3,669	1,545	(264)	630	(330)
Suzhou Fuda Business Management and Consulting Partnership	33.67%	2,832	3,301	—	—	—
Actome GmbH	12.50%	1,045	—	(31)	—	—
Hombrechtikon Systems Engineering AG	19.00%	(413)	(530)	97	97	(1,124)
MAQGEN Biotechnology Co., Ltd	40.00%	—	—	—	—	(383)
		$21,137	$11,017	$11,987	$5,018	$2,083
Of the $21.1 million of non-marketable investments accounted for as equity method investments, $21.5 million is included in other long-term assets and $0.4 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2021.
During 2021, we made a $1.1 million investment in Actome GmbH ("Actome") and as of December 31, 2021 we hold a 12.5% ownership stake in this company that is accounted for under the equity method as we have the ability to exercise significant influence.
TVM Life Science Ventures III ("TVM") is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During 2021, we made $2.4 million in additional cash payments to TVM and have $10.3 million of unfunded commitments through 2029 related to this investment. We do not have the right to redeem these funds under the normal course of operations of this partnership.
During the years ended December 31, 2021, 2020 and 2019, we received dividends of $4.7 million, $4.4 million and $4.1 million, respectively, from PreAnalytix GmbH. These dividends are included in Other items, net including fair value changes in derivatives in the accompanying consolidated statements of cash flows as they are a return on investment and therefore classified as cash flows from operating activities.
As of December 31, 2021, four of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance. Therefore, these investments are not consolidated. As of December 31, 2021, these investments had a total net carrying value of $8.0 million, of which $8.4 million, representing our maximum exposure to loss, is included in other long-term assets and $0.4 million is included in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2020, these investments held a balance of $3.0 million, of which $3.5 million is included in other long-term assets and $0.5 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
During 2019, we recorded an impairment of $4.8 million in other income, net in the accompanying consolidated statements of income, following changes in circumstances of MAQGEN Biotechnology Co., Ltd that indicated the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.

Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2021 and 2020, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $3.9 million and $4.1 million, respectively. These investments which are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method for the years ended December 31, 2021 and 2020 are as follows:

(in thousands)	2021	2020
Balance at beginning of year	$4,142	$70,849
Full acquisition of equity securities	—	(41,001)
Sale of equity securities	—	(23,812)
Loss on sale of equity securities	—	(2,250)
Impairments	—	(398)
Cash investments in equity securities, net	81	173
Foreign currency translation adjustments	(278)	581
Balance at end of year	$3,945	$4,142
We made additional investments of $0.1 million in non-marketable investments not accounted for under equity method for the year ended December 31, 2021.
In 2020, we acquired the remaining shares of NeuMoDx as further discussed in Note 5 "Acquisitions". Invitae Corporation ("Invitae"), a publicly traded company (NVTA), completed the acquisition of ArcherDX, Inc. ("ArcherDX"), a company in which we held an approximate 8% investment. In exchange for our shares in ArcherDX, we initially received cash of $21.1 million and 2.4 million shares in Invitae followed by an additional 0.4 million shares for milestone achievement, as shown in the marketable equity securities table below. For the year ended December 31, 2020, we recognized a total gain of $123.3 million in other income, net in the accompanying consolidated statement of income as a result of this transaction. Additionally in 2020, we sold two other investments. One investment was sold for its book value and we received $3.7 million in cash. The other investment had a carrying value of $2.5 million and was sold for cash of $0.3 million and the shares in OncoCyte Corporation ("OncoCyte"), shown in the marketable equity securities table below. A loss of $2.3 million was recognized in other income, net on the sale of this investment. We also recorded a $0.4 million impairment in other income, net following indications that the carrying value was no longer recoverable. Accordingly, the investment was fully impaired. Finally, we made additional investments of $0.2 million in non-marketable investments not accounted for under the equity method during the year ended December 31, 2020.
For non-marketable investments not accounted for under the equity method as of both December 31, 2021 and 2020, cumulative upward adjustments for price changes was $0.7 million. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold.

Marketable Equity Securities
As of December 31, 2020, we held investments in marketable equity securities that have readily determinable fair values. These investments are reported at fair value with gains and losses recorded in earnings. These marketable investments were all sold in 2021.
The changes in marketable equity securities during the year ended December 31, 2021 are as follows:

	Invitae		OncoCyte		Oncimmune Holdings plc (Oncimmune)		HTG Molecular Diagnostics, Inc (HTGM)
(in $ thousands, except shares data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	2,769,189	$115,780	88,101	$211	560,416	$1,258	55,556	$266
Shares received upon milestone achievement	1,100,190	35,338	30,152	147	86,218	220	—	—
(Loss) gain on change in fair value	—	(3,066)	—	123	—	61	—	65
Sale of investment	(3,869,379)	(148,052)	(118,253)	(481)	(646,634)	(1,539)	(55,556)	(331)
Balance at December 31, 2021	—	$—	—	$—	—	$—	—	$—
During 2021, we sold all shares received from Invitae upon milestone achievement and realized a gain of $32.3 million in other income, net in the accompanying consolidated statement of income. We are entitled to up to 0.6 million Invitae shares and up to approximately $3.0 million from OncoCyte in the future upon achievement of certain milestones.
As of December 31, 2020, we held marketable equity securities in short-term investment and other long-term assets in the accompanying consolidated balance sheet as follows:

	Short-Term			Long-Term
(in thousands, except shares held)	Invitae	OncoCyte	Oncimmune	HTGM
Shares held	2,769,189	88,101	560,416	55,556
Cost basis	$100,822	$230	$657	$2,000
Fair value	$115,780	$211	$1,258	$266
Total cumulative unrealized gain (loss)	$14,958	($19)	$601	($1,734)
In 2020, HTGM completed a 15:1 reverse stock split.
During the year ended December 31, 2020, unrealized losses recognized for the change in fair market value of all marketable equity securities totaled $5.7 million of which $5.4 million is attributable to short-term and $0.3 million to long-term investments.

11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2021 and 2020:

	Weighted Average Life (in years)	2021		2020
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11.41	$297,986	($202,569)	$298,395	($197,038)
Developed technology	10.70	810,420	(400,021)	860,129	(378,705)
Customer base, trademarks, and non-compete agreements	12.36	263,878	(204,197)	314,876	(233,981)
	11.00	$1,372,284	($806,787)	$1,473,400	($809,724)
Unamortized Intangible Assets:
In-process research and development		$61,939		$62,518
Goodwill		2,350,763		2,364,031
		$2,412,702		$2,426,549
The in-process research and development as of December 31, 2021 is from the acquisitions of NeuMoDx in 2020 and STAT-Dx in 2018. The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.
The changes in intangible assets, excluding goodwill, for the years ended December 31, 2021 and 2020 are as follows:

(in thousands)	2021	2020
Balance at beginning of year	$726,194	$632,434
Additions	23,969	24,007
Additions from acquisitions	—	157,170
Amortization	(104,371)	(103,230)
Disposals	(4,571)	(537)
Foreign currency translation adjustments	(13,785)	16,350
Balance at end of year	$627,436	$726,194
Cash paid for purchases of intangible assets during the year ended December 31, 2021 totaled $16.6 million, of which $8.4 million is related to current year payments for assets that were accrued as of December 31, 2020 and $0.2 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet. Intangible additions of $24.0 million includes $15.0 million associated to a fully paid-up technology license received in exchange for a convertible note as discussed further in FN 24 "Related Party Transactions", $8.1 million of cash paid during the year and $0.9 million of additions which were previously recorded as prepayments.
Cash paid for intangible assets during the year ended December 31, 2020 totaled $171.5 million of which $146.1 million is related to payments in 2020 for licenses that were accrued as of December 31, 2019, $24.0 million of current year additions and $1.4 million for prepayments recorded in other long-term assets in accompanying consolidated balance sheet.
Amortization expense on intangible assets totaled approximately $104.4 million, $103.2 million and $122.6 million, respectively, for the years ended December 31, 2021, 2020 and 2019. During the year ended December 31, 2019, we recorded an impairment charge of $40.3 million related to the restructuring activities discussed further in Note 6 "Restructuring and Impairments" of which $28.1 million is related to patent and license rights and $12.1 million is related to developed technology.
Amortization of intangibles for the next five years is expected to be approximately:

Years ended December 31, (in thousands)
2022	$90,798
2023	$88,438
2024	$84,768
2025	$72,974
2026	$64,946
The changes in goodwill for the years ended December 31, 2021 and 2020 are as follows:

(in thousands)	2021	2020
Balance at beginning of year	$2,364,031	$2,140,503
Business combinations	—	157,627
Purchase adjustments	33,716	3,382
Foreign currency translation adjustments	(46,984)	62,519
Balance at end of year	$2,350,763	$2,364,031
The changes in the carrying amount of goodwill during the year ended December 31, 2021 resulted primarily from changes in foreign currency translation partially offset by purchase adjustments related to the acquisition of NeuMoDx discussed in in Note 5 "Acquisitions". The changes in goodwill during the year ended December 31, 2020 resulted primarily from the acquisition of NeuMoDx and changes in foreign currency translation.
12. Leases
We have operating leases primarily for real estate. The leases generally have terms which range from one year to 15 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31, 2021 and 2020, no such options have been recognized as part of the right-of-use assets and lease liabilities.
Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the years ended December 31, 2021 and 2020, amounts recorded as variable lease payments not included in the operating lease liability were not material.
When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments. All operating lease expense is recognized on a straight-line basis over the lease term. For the years ended December 31, 2021 and 2020, we recognized $27.2 million and $25.0 million in total lease costs, respectively.

Supplemental balance sheet and other information related to operating leases as of December 31, 2021 and 2020 are as follows:

(in thousands, except lease term and discount rate)	Location in balance sheet	2021	2020
Operating lease right-of-use assets	Other long-term assets	$100,894	$102,522
Current operating lease liabilities	Accrued and other current liabilities	$22,048	$23,450
Long-term operating lease liabilities	Other long-term liabilities	$76,534	$85,585

Weighted average remaining lease term		7.80 years	7.04 years
Weighted average discount rate		1.90%	1.89%
Supplemental cash flow information related to operating leases for the years ended December 31, 2021 and 2020 are as follows:

(in thousands)	2021	2020
Cash paid for operating leases included in operating cash flows	$27,429	$24,193
Operating lease right-of-use assets obtained in exchange for lease obligations	$26,784	$58,992
Future maturities of operating lease liabilities as of December 31, 2021 are as follows:

Years ending December 31, (in thousands)
2022	$23,641
2023	19,441
2024	13,930
2025	9,270
2026	7,031
Thereafter	32,054
Total lease payments	105,367
Less: imputed interest	(6,785)
Total	$98,582
As of December 31, 2021, we do not have any material operating leases that have not yet commenced. We did not hold any material finance leases as of December 31, 2021 and 2020.

13. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2021 and 2020 consist of the following:

(in thousands)	Note	2021	2020
Fair value of derivative instruments	(14)	$181,858	$51,464
Payroll and related accruals		100,756	99,085
Other liabilities		66,589	67,244
Deferred revenue	(4)	63,368	57,066
Accrued expenses		54,271	51,026
Income tax payable	(17)	27,669	14,354
Accrued contingent consideration and milestone payments	(15)	24,100	23,593
Operating lease liabilities	(12)	22,048	23,450
Accrued royalties	(20)	12,559	7,427
Cash collateral	(14)	9,200	600
Accrued interest on long-term debt	(16)	4,488	4,575
Restructuring	(6)	1,714	11,599
Total accrued and other current liabilities		$568,620	$411,483
14. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2021, cash collateral positions consisted of $9.2 million recorded in accrued and other current liabilities and $11.2 million recorded in prepaid expenses and other current assets. As of December 31, 2020, we had cash collateral positions consisting of $0.6 million recorded in accrued and other current liabilities and $56.1 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 16 "Debt". Of the $331.1 million, which is held in both U.S. dollars and Euros, €255.0 million was designated as the hedging instrument as of December 31, 2020 against a portion of our Euro net investments in our foreign operations. As further described in Note 16, two tranches of the Schuldschein matured and were paid during 2021 and as a result, €220.5 million remained designated as a hedging instrument as of December 31, 2021.

The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2021 and 2020 is $2.1 million and $26.9 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2021 and 2020.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of December 31, 2021 and 2020, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2021, we expect approximately $3.4 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheets account of the underlying item.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We are party to five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2021 and 2020, interest receivables of $1.4 million and $1.1 million, respectively are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Fair Value Hedges
As of December 31, 2021 and 2020, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This effect on earnings is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. To date, there has been no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheets account of the underlying item.
We hold interest rate swaps which effectively fix the fair value of a portion of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of both December 31, 2021 and 2020, interest receivables of $0.6 million are recorded in prepaid and other current assets in the accompanying consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 16 "Debt". In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Accordingly, the derivative is presented as either current or long-term based upon the classification of the related debt. As of December 31, 2021, the 2023 Notes may be surrendered for conversion through the close of business on March 31, 2022 as discussed in Note 16 "Debt". Accordingly, the related call options have been reclassified to current as of December 31, 2021
Aside from the initial payment of premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are derivative assets that require mark-to-market accounting treatment. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. The change in fair value is recognized immediately in our consolidated statements of income in other income, net.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Debt" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other income, net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy.
Because the terms of the Cash Convertible Notes' embedded cash conversion option are substantially similar to those of the Call Options, discussed above, we expect the effect on earnings from these two derivative instruments to mostly offset each other.
Embedded Conversion Option
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded conversion option within the convertible note was required to be separated from the convertible note and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income (loss) in other income, net. The embedded cash conversion option was measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. During 2020, $3.2 million was collected including the principal and accrued interest. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 15 "Financial Instruments and Fair Value Measurements".
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
We are party to various foreign exchange forward, option and swap arrangements which had, at both December 31, 2021 and 2020, aggregate notional values of $1.3 billion, which expire at various dates through December 2022. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2021 and 2020:

	2021		2020
(in thousands)	Current Asset	Long-Term Asset	Current Asset	Long-Term Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - fair value hedge (1)	$1,971	$—	$—	$5,042
Total derivative instruments designated as hedges	$1,971	$—	$—	$5,042

Undesignated derivative instruments
Equity options	$162,141	$190,430	$2,415	$374,038
Foreign exchange forwards and options	11,172	—	11,712	—
Total undesignated derivative instruments	$173,313	$190,430	$14,127	$374,038
Total Derivative Assets	$175,284	$190,430	$14,127	$379,080

	2021		2020
(in thousands)	Current Liability	Long-Term Liability	Current Liability	Long-Term Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	($628)	$—	($17,409)
Interest rate contracts - fair value hedge (1)	—	—	—	—
Total derivative instruments designated as hedges	$—	($628)	$—	($17,409)

Undesignated derivative instruments
Equity options	($162,608)	($191,251)	($5,966)	($376,046)
Foreign exchange forwards and options	(19,250)	—	(45,498)	—
Total undesignated derivative instruments	($181,858)	($191,251)	($51,464)	($376,046)
Total Derivative Liabilities	($181,858)	($191,879)	($51,464)	($393,455)
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
(in thousands)	Other income, net	Other income, net	Other income, net
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	$40,671	$114,326	$432

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive loss	($17,010)	$18,666	($3,888)
Amounts excluded from effectiveness testing	—	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	3,072	(2,568)	(3,668)
Derivatives designated as hedging instruments	(3,072)	2,568	3,668

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Embedded conversion option	—	—	(349)
Equity options	(23,882)	322,580	(104,125)
Cash convertible notes embedded cash conversion option	28,154	(321,213)	106,998
Foreign exchange forwards and options	10,333	(12,429)	1,835

Total (losses) gains	($2,405)	$7,604	$471

Balance Sheet Line Items in which the Hedged Item is Included
The following tables summarizes the balance sheet line items in which the hedged item is included as of December 31, 2021 and 2020:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of Hedged Assets (Liabilities)
(in thousands)	2021	2020	2021	2020
Balance Sheet line items in which the Hedged Item is included
Current portion of long-term debt	($128,916)	$—	$1,971	$—
Long-term debt	$—	($131,923)	$—	$5,042

15. Financial Instruments and Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1. Observable inputs, such as quoted prices in active markets;
•Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020:

	2021				2020
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$366,117	$179,844	$—	$545,961	$273,584	$—	$—	$273,584
Short-term investments	—	139,785	—	139,785	—	—	—	—
Marketable equity securities	—	—	—	—	117,515	—	—	117,515
Non-marketable equity securities	—	—	3,945	3,945	—	—	4,142	4,142
Equity options	—	352,571	—	352,571	—	376,453	—	376,453
Foreign exchange forwards and options	—	11,172	—	11,172	—	11,712	—	11,712
Interest rate contracts	—	1,971	—	1,971	—	5,042	—	5,042
	$366,117	$685,343	$3,945	$1,055,405	$391,099	$393,207	$4,142	$788,448
Liabilities:
Foreign exchange forwards and options	$—	($19,250)	$—	($19,250)	$—	($45,498)	$—	($45,498)
Interest rate contracts	—	(628)	—	(628)	—	(17,409)	—	(17,409)
Equity options	—	(353,859)	—	(353,859)	—	(382,012)	—	(382,012)
Contingent consideration	—	—	(24,100)	(24,100)	—	—	(23,593)	(23,593)
	$—	($373,737)	($24,100)	($397,837)	$—	($444,919)	($23,593)	($468,512)
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of marketable securities discussed in Note 10 "Investments", which are classified in Level 1, short-term investments, which are classified in Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 16 "Debt", which are classified in Level 2 of the fair value hierarchy, contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below and non-marketable equity securities remeasured during the year ended December 31, 2021 and 2020 are classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2021.

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
Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the year ended December 31, 2021 and 2020. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2021 and 2020:

(in thousands)	2021	2020
Balance at beginning of year	($23,593)	($162,160)
Additions from acquisitions	(507)	(3,223)
Payments	—	141,790
Balance at end of year	($24,100)	($23,593)
As of December 31, 2021, we had $24.1 million accrued for contingent consideration which is included in accrued and other current liabilities in the accompanying consolidated balance sheet. During 2021, the $0.5 million of additions relates to the time value increases of existing contingent consideration liabilities related to the 2018 acquisition of STAT-Dx. During 2020, the payments of $141.8 million and time value increases of $3.2 million both relate to the STAT-Dx acquisition as well as the 2019 asset acquisition of Formulatrix.
The estimated fair value of long-term debt as disclosed in Note 16 "Debt" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The fair values of the financial instruments are presented in Note 16 "Debt" and were determined as follows:
Cash Convertible Notes and Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2023 and 2024 as well as the Convertible Notes due in 2027.
U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.

There were no adjustments in the years ended December 31, 2021 and 2020 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.
16. Debt
At December 31, 2021 and 2020, total long-term debt, net of debt issuance costs of $8.4 million and $10.7 million, respectively, consists of the following:

(in thousands)	2021	2020
0.875% Senior Unsecured Cash Convertible Notes due 2021	$—	$200
0.500% Senior Unsecured Cash Convertible Notes due 2023	375,149	361,304
1.000% Senior Unsecured Cash Convertible Notes due 2024	446,503	429,496
0.000% Senior Unsecured Convertible Notes due 2027	496,804	442,481
3.75% Series B Senior Notes due October 16, 2022	301,843	304,761
3.90% Series C Senior Notes due October 16, 2024	26,967	26,956
German Private Placement (Schuldschein)	294,504	357,551
Total long-term debt	1,941,770	1,922,749
Less current portion	847,626	42,539
Long-term portion	$1,094,144	$1,880,210
The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $50.7 million, $63.5 million and $68.0 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Repayments of long-term debt for the years ended December 31, 2021, 2020 and 2019 consisted of:

(in thousands)	2021	2020	2019
German Private Placement (Schuldschein)	$41,145	$—	$—
0.875% Senior Unsecured Cash Convertible Notes due 2021	200	296,400	3,400
0.375% Senior Unsecured Cash Convertible Notes due 2019	—	—	430,000
3.19% Series A Senior Notes due October 16, 2019	—	—	73,000
	$41,345	$296,400	$506,400
The principal amount, carrying amount and fair values of long-term debt instruments are summarized below:

	As of December 31, 2021
(in thousands)	Principal Amount	Unamortized debt discount and issuance costs	Carrying Amount	Fair Value
				Amount	Leveling
Cash Convertible Notes due 2023	$400,000	($24,851)	$375,149	$547,256	Level 1
Cash Convertible Notes due 2024	500,000	(53,497)	446,503	647,100	Level 1
Convertible Notes due 2027	500,000	(3,196)	496,804	536,400	Level 1
U.S. Private Placement (1)	328,971	(161)	328,810	331,566	Level 2
German Private Placement	294,738	(234)	294,504	296,587	Level 2
	$2,023,709	($81,939)	$1,941,770	$2,358,909

	As of December 31, 2020
(in thousands)	Principal Amount, net of equity component	Unamortized debt discount and issuance costs	Carrying Amount	Fair Value
				Amount	Leveling
Cash Convertible Notes due 2021	$200	$—	$200	$370	Level 1
Cash Convertible Notes due 2023	400,000	(38,696)	361,304	530,376	Level 1
Cash Convertible Notes due 2024	500,000	(70,504)	429,496	636,455	Level 1
Convertible Notes due 2027(2)	445,948	(3,467)	442,481	510,930	Level 1
U.S. Private Placement (1)	332,042	(325)	331,717	337,747	Level 2
German Private Placement	357,911	(360)	357,551	361,957	Level 2
	$2,036,101	($113,352)	$1,922,749	$2,377,835
(1)The principal amount of the U.S. Private Placement includes the $2.0 million and $5.0 million as of December 31, 2021 and 2020, respectively for the impact of the interest rate swaps which qualify for hedge accounting as fair value hedges which are further discussed in Note 14 "Derivatives and Hedging".
(2)As of December 31, 2020, $54.1 million was allocated to the equity component, representing the conversion option. ASU 2020-06 was adopted on January 1, 2021 as discussed in Note 2 "Effects of New Accounting Pronouncements".
Future maturities (stated at the carrying values) of long-term debt as of December 31, 2021, are as follows:

Years ending December 31, (in thousands)
2022	$847,626
2023	—
2024	580,946
2025	—
2026	—
thereafter	513,198
$1,941,770
Interest expense for the years ended December 31, 2021 and 2020 related to the 2027 Notes and the Cash Convertible Notes was comprised of the following:

(in thousands)	2021	2020
Coupon interest	$7,000	$9,025
Amortization of original issuance discount	28,864	38,229
Amortization of debt issuance costs	2,521	2,942
Total interest expense	$38,385	$50,196
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.
In accounting for the issuance of the 2027 Notes in 2020 prior to the adoption of ASU 2020-06, we separated the 2027 Notes into liability and equity components. We allocated $445.9 million of the 2027 Notes to the liability component, representing the fair value of a similar debt instrument that does not have an associated convertible feature; and $54.1 million to the equity component, representing the conversion option, which does not meet the criteria for separate accounting as a derivative as it is indexed to our own stock. ASU 2020-06 was adopted on January 1, 2021 as discussed in Note 2 "Effects of New Accounting Pronouncements".
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.
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
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if parity event or trading price unavailability event, as the case maybe occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.

The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.
No Contingent Conversion Conditions were triggered for the 2027 Notes as of December 31, 2021.
Cash Convertible Notes due 2021, 2023, and 2024
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes in two tranches consisting of $430.0 million due on March 19, 2019 (2019 Notes) and $300.0 million due on March 19, 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Repayment of these Notes are further detailed in the table above.
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
We refer to the 2019 Notes, 2021 Notes 2023 Notes, and 2024 Notes, collectively as the “Cash Convertible Notes".

Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes that remain outstanding as of December 31, 2021 are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

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
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement;
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

The Contingent Conversion Conditions in the 2023 and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2023 and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, the Contingent Conversion Conditions noted above are not required to be bifurcated as separate instruments.
As of December 31, 2021, the 2023 Notes may be surrendered for conversion through the close of business on March 31, 2022 (the “Relevant Fiscal Quarter”). The 2023 Notes have become convertible pursuant to Section 12.01(b)(iv) of the indenture because the arithmetic mean of the last reported sale prices of our common stock, in each trading day in at least one 20 consecutive trading day period during the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter, was greater than 130% of the conversion price in effect on such last trading day. The 2023 Notes will be convertible at a conversion ratio of 4,829.7279 per $200,000 principal amount of 2023 Notes, which is equivalent to a conversion price of approximately $41.4102 per share of our common stock.
No Contingent Conversion Conditions were triggered for the 2024 Notes as of December 31, 2021.

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
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five and seven for the 2019 Notes and 2021 Notes, and six years for the 2023 Notes and 2024 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes, 2023 Notes and 2024 Notes is 2.937%, 3.809%, 3.997% and 4.782%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.
In connection with the issuance of the May 2014 Cash Convertible Senior Notes, which included 2021 Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million and $5.7 million in transaction costs for the 2023 Notes and 2024 Notes, respectively. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
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
Aside from the initial payment of a premium, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
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
U.S. Private Placement
In October 16, 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due and paid on October 16, 2019 (3.19%); (2) $300.0 million 10-year term due on October 16, 2022 (3.75%); and (3) $27.0 million 12-year term due on October 16, 2024 (3.90%). We paid $2.1 million in debt issuance costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2021. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt, which was reduced to $127.0 million following the 2019 $73.0 million repayment. These interest rate swaps qualify for hedge accounting as fair value hedges as described in Note 14 "Derivatives and Hedging".
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. In the first quarter of 2021, we repaid $41.1 million for two tranches that matured. The Schuldschein consists of one U.S. dollar and several Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2021 totaled $2.1 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches is as follows:

				Carrying Value (in thousands) as of December 31,
Currency	Notional Amount	Interest Rate	Maturity	2021	2020
EUR	€11.5 million	Fixed 0.4%	March 2021	$—	$14,115
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	—	28,224
EUR	€21.5 million	Fixed 0.68%	October 2022	24,340	26,361
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	73,020	79,083
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,976	44,948
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	28,298	30,642
EUR	€64.0 million	Fixed 1.09%	June 2024	72,405	78,429
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	35,071	37,989
EUR	€14.5 million	Fixed 1.61%	June 2027	16,394	17,760
				$294,504	$357,551
The financial markets regulators in the United Kingdom and the Eurozone have passed regulations wherein non-dollar LIBORs and one-week and two-month USD LIBOR ended after 2021, while the remaining USD LIBOR tenors will end as of June 30, 2023. Market participants and regulators are working on establishing new interest rate benchmarks. While the outcome of this work is not clear yet, the USD tranche of the Schuldschein and our interest rate swaps continue to make reference to the current LIBOR benchmark rate. These agreements contain language for the determination of interest rates in case the benchmark rate is not available. However, as the maturity date for the USD tranche of the Schuldschein and related interest rate swaps is in October 2022, these instruments will be settled before the LIBOR end date of June 30, 2023. Therefore we currently do not anticipate any impact from the LIBOR phase out.
Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2021 total €427.0 million (approximately $483.6 million). This includes a €400.0 million syndicated ESG-linked revolving credit facility expiring December 2024 and three other lines of credit amounting to €27.0 million with no expiration date. The €400.0 million facility can be utilized in Euro and bears interest of 0.550% to 1.500% above EURIBOR, and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2021, $1.3 million of commitment fees were paid. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2021. The credit facilities are for general corporate purposes and no amounts were utilized at December 31, 2021.
17. Income Taxes
Income (loss) before income taxes for the years ended December 31, 2021, 2020 and 2019 consisted of:

(in thousands)	2021	2020	2019
Pretax income (loss) in the Netherlands	$7,062	($38,242)	($77,433)
Pretax income (loss) from foreign operations	618,771	477,714	(343)
	$625,833	$439,472	($77,776)
Income tax expense (benefit) for the years ended December 31, 2021, 2020 and 2019 are as follows:

(in thousands)	2021	2020	2019
Current:
The Netherlands	$1,714	$270	$5,670
Foreign	116,808	86,720	13,371
	118,522	86,990	19,041
Deferred:
The Netherlands	(1,776)	(6,921)	4,177
Foreign	(3,512)	215	(59,539)
	(5,288)	(6,706)	(55,362)
Total income tax expense (benefit)	$113,234	$80,284	($36,321)

The Netherlands statutory income tax rate was 25% for the years ended December 31, 2021, 2020 and 2019. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and our effective tax rate for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Income taxes at the Netherlands statutory rate	25.0%	25.0%	25.0%
Valuation allowance	(4.4)	(8.1)	(26.9)
Taxation of foreign operations, net(1)	(3.0)	(2.1)	33.1
Unrecognized tax benefits(2)	1.6	8.2	(14.1)
Excess tax benefit related to share-based compensation	(1.0)	(0.6)	5.1
Prior year taxes	0.6	(1.6)	(1.4)
Government incentives(3)	(0.6)	(0.6)	9.7
Changes in tax laws and rates	(0.4)	(0.3)	(0.4)
Tax impact from (deductible) nondeductible items	0.2	(0.8)	(10.3)
Tax impact from intangible property transfer	0.0	(0.8)	27.2
Other items, net	0.1	0.0	(0.3)
Effective tax rate	18.1%	18.3%	46.7%
(1)Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in these jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany, the Netherlands and Singapore. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable or partially exempt or subject to lower statutory tax rates. During 2021 and 2020, we had intercompany arrangements through Dubai, and through mid-2019 had arrangements through Luxembourg and Ireland.
(2)In 2020, we recorded tax accruals related to the potential nondeductibility of the $95.0 million expense reimbursement paid in connection with the unsuccessful acquisition attempt by Thermo Fisher.
(3)Government incentives include tax credits in the U.S. relating to research and development expense and other government incentives.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2009 for income tax examinations by the Netherlands taxing authority. The German group is open to audit for the tax years starting in 2014 and in 2019, the German tax authority commenced an audit for the 2014-2016 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2018 through the current period. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2017.

Changes in the amount of unrecognized tax benefits for the years ended December 31, 2021, 2020, and 2019 are as follows:

(in thousands)	2021	2020	2019
Balance at beginning of year	$100,092	$58,002	$55,780
Additions based on tax positions related to the current year	6,629	31,758	5,770
Additions for tax positions of prior years	5,036	3,560	14,532
Decrease for tax position of prior years	(266)	(57)	(9,073)
Decrease related to settlements	—	—	(7,605)
Decrease due to lapse of statute of limitations	(344)	(520)	(409)
(Decrease) increase from currency translation	(7,529)	7,349	(993)
Balance at end of year	$103,618	$100,092	$58,002
At December 31, 2021 and 2020, our net unrecognized tax benefits totaled approximately $103.6 million and $100.1 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $35.1 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with tax authorities. However, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income (loss) as part of income tax expense (benefit).
Our policy is to recognize interest accrued related to an underpayment of income taxes in interest expense and penalties within income tax expense. For the years ended December 31, 2021, 2020 and 2019, we recognized (income) expense, net for interest and penalties of $(0.6) million, $1.9 million and $1.6 million, respectively. At December 31, 2021 and 2020, we have accrued interest and penalties of $3.8 million and $4.6 million, respectively, which are not included in the table above.
We have recorded net deferred tax assets of $35.3 million and $15.7 million at December 31, 2021 and 2020, respectively. The components of the net deferred tax asset and liability at December 31, 2021 and 2020 are as follows:

	2021		2020
(in thousands)	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Net operating loss and tax credit carryforward	$67,853	$—	$67,856	$—
Accrued and other liabilities	26,513	—	22,926	—
Inventories	4,790	(3,935)	3,872	(2,269)
Unrealized loss on investments	—	(32)	—	(25,779)
Property, plant and equipment	6,046	(29,241)	6,099	(23,376)
Intangible assets	4,066	(62,585)	2,817	(55,999)
Share-based compensation	20,464	—	18,377	—
Disallowed interest carryforwards	16,219	—	42,090	—
Convertible notes	5,231	—	6,512	(13,513)
Other	7,287	(6,045)	9,428	(6,046)
	158,469	(101,838)	179,977	(126,982)
Valuation allowance	(21,326)	—	(37,332)	—
	$137,143	($101,838)	$142,645	($126,982)
Net deferred tax assets		$35,305		$15,663

As of December 31, 2021, the valuation allowance principally relates to net operating loss carryforwards. A deferred tax asset can only be recognized to the extent it is "more likely than not" that the assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence. At December 31, 2021, we had $599.5 million in total net operating loss (NOL) carryforwards which included $231.2 million for Germany, $158.8 million for the U.S., $59.7 million for Spain, $55.7 million for the Netherlands, and $94.1 million for other foreign jurisdictions. The NOL carryforwards in Germany, the Netherlands and Spain carryforward indefinitely. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOL carryforwards in the U.S. expire between 2024 and 2034. NOL carryforwards of $19.9 million in other foreign jurisdictions expire between 2022 and 2031 while the remainder can be carried forward indefinitely. At December 31, 2021, tax credits total $3.0 million which expire between 2031 and 2040.
The United States Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted on March 27, 2020. The CARES Act and related notices include several significant provisions, including delaying certain payroll tax payments and mandatory transition tax payments under the Tax Cuts and Jobs Act as well as an extension of the NOL carryback period to five years. At present, the primary impact from the CARES Act is that it allowed us to carry back U.S. NOLs for five years. We will continue to monitor and assess the impact the CARES Act and similar legislation in other countries may have on our business and financial results.
During the year ended December 31, 2021, we recorded an increase to the valuation allowance of $0.6 million related to losses in certain foreign jurisdictions and a decrease of $28.2 million. The decrease primarily included $16.0 million due to the utilization of previously disallowed U.S. interest carryforwards and $9.4 million due to a change in judgment about the realizability of previously disallowed U.S. interest carryforwards in future years. We expect to utilize the remaining total of $16.2 million of disallowed interest carryforwards in 2022. Additionally, in 2021, $13.5 million of the valuation allowance, which had been established in additional paid in capital in 2020, was reversed due to adopting ASU 2020-06.
During the year ended December 31, 2020, we recorded an increase to the valuation allowance of $6.6 million related to losses in certain foreign jurisdictions and a decrease of $42.2 million primarily related to utilized U.S. disallowed interest carryforwards and $13.5 million valuation allowance in additional paid in capital related to the 2027 Convertible Notes.
During the year ended December 31, 2019, we increased the valuation allowance by $20.9 million related to losses in certain foreign jurisdictions and U.S. disallowed interest carryforwards.
As of December 31, 2021, a deferred tax liability has not been recognized for residual income taxes in the Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained of our subsidiaries that would be subject to tax if distributed amounted to $950.5 million at December 31, 2021. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $24.5 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2021 and 2020, of $1.5 million and $1.6 million, respectively.
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

Cash convertible notes	Issued on	Number of share warrants issued (in millions)	Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2023	September 13, 2017	9.7	$49.9775	$45.3	June 26, 2023
2024	November 13, 2018	10.9	$50.2947	$72.4	August 27, 2024
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
Share Repurchase Programs
On July 12, 2021, we announced our seventh share repurchase program of up to $100 million of our common shares. During 2021, we repurchased 1.9 million QIAGEN shares for $100.0 million (including transaction costs). This program ended on October 29, 2021.
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
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2021 and 2020:

(in thousands)	2021	2020
Net unrealized income (loss) on hedging contracts, net of tax	$1,245	($23,268)
Net unrealized loss on pension, net of tax	(588)	(599)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $12.4 million and $10.7 million in 2021 and 2020, respectively	(30,768)	(25,717)
Foreign currency translation adjustments	(296,559)	(194,238)
Accumulated other comprehensive loss	($326,670)	($243,822)
19. Earnings Per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised.

The following schedule summarizes the information used to compute earnings per common share for the years ended December 31, 2021, 2020 and 2019:

(in thousands, except per share data)	2021	2020	2019
Net income (loss)	$512,599	$359,188	($41,455)

Weighted average number of common shares used to compute basic net income per common share	227,983	228,427	226,777
Dilutive effect of stock options and restrictive stock units	3,403	3,350	—
Dilutive effect of outstanding warrants	648	2,437	—
Weighted average number of common shares used to compute diluted net income per common share	232,034	234,214	226,777
Outstanding options and awards having no dilutive effect, not included in above calculation	8	11	107
Outstanding warrants having no dilutive effect, not included in above calculation	19,912	26,438	32,938

Basic earnings (loss) per common share	$2.25	$1.57	($0.18)
Diluted earnings (loss) per common share	$2.21	$1.53	($0.18)
For purposes of considering the 2027 Notes in determining diluted earnings (loss) per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes were out of the money and anti-dilutive during the period from December 17, 2020 through December 31, 2021, they were excluded from the diluted earnings (loss) per common share calculation in 2020 and 2021.
Due to the net loss for the year ended December 31, 2019, stock options and restricted stock units representing approximately 3.9 million weighted-average shares of common stock and warrants representing 1.7 million shares of common stock were excluded from the computation of diluted net loss because the impact would have been antidilutive.
20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $12.6 million and $7.4 million at December 31, 2021 and 2020, respectively. Royalty expense relating to these agreements amounted to $18.5 million, $12.2 million, and $13.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2021, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase Commitments	License & Royalty Commitments
2022	$115,180	$6,701
2023	14,897	3,941
2024	9,250	1,994
2025	—	1,483
2026	—	793
Thereafter	—	2,885
	$139,327	$17,797
We have total purchase commitments of $12.3 million included in the table above and future license and royalty commitments of $9.2 million associated to a January 2022 agreement that will paid over the next 19 years with companies in which we hold an interest and are considered related parties.
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments, based on the achievement of certain revenue and operating results milestones, totaling up to $26.6 million in 2022 of which $24.1 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet as of December 31, 2021.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2021, the commitment under these agreements totaled $9.2 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. The changes in the carrying amount of warranty obligations for the years ended December 31, 2021 and 2020 are as follows:

(in thousands)	2021	2020
Balance at beginning of year	$4,813	$3,141
Provision charged to cost of sales	7,518	5,645
Usage	(5,774)	(3,978)
Adjustments to previously provided warranties, net	(43)	(125)
Currency translation	(190)	130
Balance at end of year	$6,324	$4,813
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2021, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Litigation accruals recorded in accrued and other current liabilities totaled $5.7 million as of December 31, 2021 and $5.2 million as of December 31, 2020.
ArcherDX spun out as an independent company in conjunction with QIAGEN's acquisition of Enzymatics in 2015. In 2018, ArcherDX (recently acquired by Invitae) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a Federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were expensed in Restructuring, acquisition, integration and other, net, and remain accrued as of December 31, 2021. We plan to appeal the verdict as soon as the final verdict is entered.
On September 17, 2020, QIAGEN acquired NeuMoDx. As part of the purchase, QIAGEN also acquired preexisting contingencies and became defendant in ongoing litigation matters pertaining to preexisting claims made by Becton Dickinson (BD) and subsidiaries over patent infringement. In addition to patent infringement allegations, the litigation involved trade secret misappropriation and other non-patent claims relating to NeuMoDx and former NeuMoDx officers, before the acquisition by QIAGEN. On September 26, 2021, through mediation, the parties reached a preliminary settlement of $53.0 million due to BD for the past infringements of NeuMoDx prior to QIAGEN's acquisition. On November 5, 2021, QIAGEN and BD reached an agreement to settle their ongoing litigation in the U.S. District Court of the District of Delaware and certain inter partes review proceedings. As part of the settlement, QIAGEN paid $53.0 million to BD in November 2021 and all claims asserted against QIAGEN, as well as counterclaims asserted against BD, were dismissed.
The estimated amount of a range of possible losses for other specific matters as of December 31, 2021, is between $0.2 million and $2.1 million. For these other matters a total of $1.0 million is accrued as of December 31, 2021. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.
21. Segment Information
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Considering our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate and make decisions as one business segment. Product category and geographic information follows below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories, product type and customer class.
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $28.3 million, $17.8 million and $15.8 million for the years ended 2021, 2020 and 2019, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

Net sales (in thousands)	2021	2020	2019
Americas:
United States	$909,690	$728,577	$663,869
Other Americas	97,686	96,880	58,121
Total Americas	1,007,376	825,457	721,990
Europe, Middle East and Africa	814,417	682,289	487,476
Asia Pacific, Japan and Rest of World	429,864	362,600	316,958
Total	$2,251,657	$1,870,346	$1,526,424
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.1 million and $1.5 million as of December 31, 2021 and 2020, respectively.

Long-lived assets (in thousands)	2021	2020
Americas:
United States	$158,949	$154,843
Other Americas	2,805	2,436
Total Americas	161,754	157,279
Europe, Middle East and Africa:
Germany	373,609	304,571
Other Europe, Middle East and Africa	78,608	71,444
Total Europe, Middle East and Africa	452,217	376,015
Asia Pacific and Japan	24,212	26,078
Total	$638,183	$559,372
22. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 3 years, with previous grants through 2020 having terms of 5 years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 12.9 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2021.

Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2021 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2021	427	$19.28
Exercised	(409)	$19.34
Outstanding at December 31, 2021	18	$17.79	1.08	$664
Vested at December 31, 2021	18	$17.79	1.08	$664
Vested and expected to vest at December 31, 2021	18	$17.79	1.08	$664
The total intrinsic value of options exercised during the years ended December 31, 2021, 2020 and 2019 was $14.4 million, $6.5 million and $2.0 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $2.2 million, $1.3 million, and $0.5 million during the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2021, 2020 and 2019, 18 thousand, 0.4 million and 0.8 million options were exercisable at a weighted average price of $17.79, $19.28 and $20.06 per share, respectively. The options outstanding at December 31, 2021 expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.9%. At December 31, 2021, there was $68.9 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.78 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2021, 2020 and 2019 was $48.77, $36.92 and $37.28, respectively. The total fair value of stock units that vested during the years ended December 31, 2021, 2020 and 2019 was $52.6 million, $29.3 million and $123.9 million, respectively.
A summary of stock units as of December 31, 2021 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2021	5,133
Granted	739
Vested	(1,031)
Forfeited	(860)
Outstanding at December 31, 2021	3,981	1.78	$221,284
Vested and expected to vest at December 31, 2021	3,526	1.69	$195,972

We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2021, 2020 and 2019 totaled approximately $38.4 million, $40.9 million and $65.9 million, respectively, as shown in the table below.

(in thousands)	2021	2020	2019
Cost of sales	$40	$2,897	$2,493
Research and development	4,909	7,014	5,810
Sales and marketing	13,630	15,889	7,947
General and administrative	19,812	15,136	23,705
Restructuring, acquisition, integration and other, net	—	—	25,938
Share-based compensation expense	38,391	40,936	65,893
Less: income tax benefit (1)	8,956	9,552	12,153
Net share-based compensation expense	$29,435	$31,384	$53,740
(1)Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $6.5 million, $2.5 million and $4.0 million, respectively, for the years ended December 31, 2021, 2020 and 2019.

The lower share-based compensation expense in cost of sales in 2021 resulted from forfeitures upon the separation of an executive who received a cash severance payment in lieu of accelerated vesting upon separation per the terms of the arrangement. The cash separation accrual offset the share-based compensation forfeiture.
Share-based compensation expense includes amounts related to the restructuring programs discussed in Note 6 "Restructuring and Impairments", including accelerated expense in 2019. No share-based compensation costs were capitalized for the years ended December 31, 2021, 2020 or 2019 as the amounts were not material.
23. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.7 million, $3.6 million and $4.0 million for the years ended December 31, 2021, 2020 and 2019, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.2 million in each of the years ended December 31, 2021, 2020 and 2019.
We have six defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Italy, Japan, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $9.3 million as of both December 31, 2021 and 2020, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.
Net sales to related parties for the years ended December 31, 2021, 2020, and 2019 are as follows:

(in thousands)	2021	2020	2019
Net sales	$9,089	$6,025	$20,002
Net sales with related parties primarily reflects our venture in China including our partnership in China to externalize the HPV test franchise for cervical cancer screening in China. During the year ended December 31, 2019, net sales also includes activity with Sichuan Maccura Biotechnology Co., Ltd which was terminated in conjunction with the 2019 restructuring activities discussed further in Note 6 "Restructuring and Impairments".
As of December 31, 2021 and 2020 balances with related parties are as follows:

(in thousands)	2021	2020
Accounts receivable	$3,868	$3,961
Prepaid expenses and other current assets	$16,956	$25,429
Other long-term assets	$61	$10,843
Accounts payable	$4,149	$4,050
Accrued and other current liabilities	$1,558	$1,380
Prepaid expenses and other current assets include loans receivable and supplier advances from companies with which we have an investment or partnership interest. As of December 31, 2021, prepaid expenses and other current assets include a $10.0 million convertible note which bears interest at 10% and is due in December 2022 from a privately held company. In the event the company goes public, this note will convert into common shares in the company ranking pari passu with existing common shares. As of December 31, 2020, two convertible notes were due from this company including $15.0 million of principal and $2.1 million accrued interest in prepaid expenses and other current assets and $10.0 million of principal and $0.2 million of accrued interest in other long-term assets. In 2021, we settled the $15.0 million convertible note in exchange for a fully paid-up technology license.