Form 20-F
period 2022-12-31
QIAGEN N.V.
filed 2023-03-13
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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

The number of outstanding Common Shares as of December 31, 2022 was 227,716,433.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effective of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
_____________________________________________
EXCHANGE RATES
QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, references to CHF are to the Swiss franc, and references to “EUR”, the “euro” or “€” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.
The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 9, 2023, was $1.0554 per €1.
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
QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of this system. These policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage them on an ongoing basis.
Identified risks are subdivided into three types:
•a base business risk that is specific to us or our industry and threatens our existing business;
•a business growth risk that is specific to us or our industry and threatens our future business growth; and
•an underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to provide management the opportunity to successfully implement mitigation actions on a timely basis. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks, as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes.
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

Risk Types
Base Business Risk
•Identification and monitoring of competitive business threats
•Monitoring complexity of product portfolio
•Monitoring dependence on key customers for single product groups
•Reviewing dependence on individual production sites or suppliers
•Evaluating purchasing initiatives, price controls and changes to reimbursements
•Monitoring production risks, including contamination prevention and high-quality product assurance
•Ensuring our ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk
•Managing the development and successful completion of key R&D projects •Managing successful integration of acquisitions to achieve anticipated benefits
Underlying Business Risk
•Evaluating financial risks, including global economic risks and currency rate fluctuations against the U.S. dollar (our reporting currency)
•Evaluating and monitoring international hostilities
•Monitoring financial reporting risks, including multi-jurisdiction tax compliance
•Reviewing possible asset impairment events
•Assessing cyber security, compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals
•Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower-listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.
Our continued growth is dependent on the development and success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address sometimes rapidly evolving market requirements, such as the pandemic caused by the SARS-CoV-2 virus. We believe successful new product introductions provide a significant competitive advantage because many customers make an investment of time into selecting and learning how to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted by customers, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth prospects or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of new products, including due to delays in regulatory approvals, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain product development in the future.
As a result, we cannot assure you that we will keep pace with the rapid rate of developments in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of a new product include:
•availability, quality and price relative to existing competitor products;
•the timing of introduction of the new product relative to competitive products;

•perceptions of the new product’s utility;
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
Our continued growth depends significantly on the success of new products in the molecular research and testing markets that we serve and our ability to scale manufacturing capacities to meet customer demands. Important product programs in early commercialization stage include the QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the NeuMoDx 96 and 288 systems offering fully integrated PCR clinical testing and the QIAcuity digital PCR system.
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables kits – identified as sample and assay kits – that are designed to run on the systems in a "razor-razorblade" model. The rollout of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for these platforms and seeking regulatory approvals for a number of new products. In turn, the availability and regulatory approval of more tests for processing on the QIAstat-Dx, NeuMoDx and QIAcuity systems will influence the value of the instruments to prospective customers. Slower adoption of these systems could significantly affect sales of instruments as well as consumables products designed to run on these platforms.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown in recent years, with total net sales increasing to $2.14 billion in 2022 from $1.42 billion in 2017. In addition to incremental sales from our global response to the COVID-19 pandemic, we have made a series of acquisitions in recent years, including the acquisitions of Verogen, Inc in January 2023, BLIRT S.A. in 2022 and NeuMoDx Molecular, Inc. in 2020. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in providing Sample to Insight solutions focused on molecular research and clinical testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
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
During the past several years, we have acquired and integrated a number of companies, as mentioned earlier, through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions potentially expose us to new operating and financial risks, including risks associated with the:

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
•increased exposure to geopolitical risks;
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
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. We may experience an adverse impact on our results of operations due to the current geopolitical tensions caused by the Russian invasion of Ukraine, and the resulting impact it has had on global economic growth rates through higher inflation and ongoing supply chain tensions. The governments of the European Union, the United States, Japan and other jurisdictions have imposed sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk in Ukraine, as well as enhanced export controls on certain products and industries. QIAGEN decided in 2022 to suspend business operations in Russia and Belarus, with sales in these countries (along with Ukraine) representing less than 1% of total annual sales.
Further, the global economy recovery from the COVID-19 pandemic will depend on many factors, including the recovery of supply chains to be able to better support customer demands, including those served by QIAGEN. In the near term, we anticipate continued exposures to supply chain restrictions. As we did during the COVID-19 pandemic, we have established inventory agreements with the majority of our suppliers to help compensate for this situation. We closely monitor stock levels to maintain adequate supplies. We also have long-term supply contracts in place to secure raw materials and mitigate a majority of the challenges that we have currently identified. The overall increase in energy costs and base materials has also had a significant adverse impact on our costs for raw materials, specifically plastics and packaging as well as for logistics. Long-term supply contracts have helped to limit the risks for shortages in electronic components, but have still resulted in price increases. We expect some level of market constraints to continue in 2023. We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. These initiatives help us to avoid shortages and keep pricing competitive for our products. However, there also is a risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs that could negatively impact our operating profits.
During these challenging economic times, access to financing in the global financial markets has been adversely affected for many businesses in light of the high-inflation environment. The central banks in the U.S., the United Kingdom and the Euro Zone tightened their monetary policies materially in 2022 by raising interest rates, and are expected to continue doing so in 2023. Combined with the high degree of uncertainty in the global financial markets and the economic conditions generally and as a result of the war in Ukraine, this may impact our future performance. Our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
Our results of operations could also be negatively impacted if the U.S. federal government were to enact automatic spending cuts (sequestration), which have occurred in the past. Such a decision could add uncertainty to the timing and the availability of budget funds for investment decisions by our customers—particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
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
Our business involves operations around the world. Our primary manufacturing facilities are located in Germany, the U.S., Spain and China. We have established sales subsidiaries in numerous countries, and our products are sold through independent distributors serving more than 60 countries. Our global footprint exposes us to unforeseen events, such as the COVID-19 pandemic, or other natural events. We have analyzed climate change risk and its potential impact on our largest production and logistics sites, as well as important sites of our key suppliers. No material risks were identified that could potentially impact our business, operations, sales or expenditures. However, our facilities may be harmed by unforeseen events. In the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production. We may also face significantly increased costs or be required to identify alternate suppliers and/or rely on third-party manufacturers.
To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and adversely affect our results of operations for a specific period.
In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location, and we may experience significantly adverse effects to the extent that these manufacturing operations are disrupted and cannot be replaced elsewhere.
While our global operations give us the ability to ship some products from alternative sites, we may not be able to do so because the facilities of our customers are shut or the local logistics infrastructure is not functioning. As a result, our sales, profitability and cash flows would suffer.

Damage to our property due to unforeseen events, and the resulting disruption of our business, may be covered by insurance. However, this insurance may not be sufficient to cover all of our potential losses, and the insurance coverage may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.
Terrorist attacks and international hostilities and instability in any region could adversely affect our business.
Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the global supply chain and materially impact the availability of and prices for energy and other raw materials. In February 2022, the government of Russia invaded Ukraine. The ongoing war is so far confined to Ukraine, but any expansion into other countries could materially disrupt our operations in Europe and/or increase our operating costs. In addition, Russia's prior annexation of Crimea, the annexation of various regions of Ukraine and subsequent military interventions have led to sanctions being levied by the European Union, the U.S. and other countries against Russia. Any such disruptions caused by the Russian military actions in Ukraine, or expansion into other countries, could magnify the impact of other risks described in this Annual Report.
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
In 2022, the volatility in product availability and pricing drastically increased compared to previous years. We have long-term supply contracts to secure raw materials and mitigate a majority of availability challenges. The overall increase during 2022 in energy costs and base materials had a significant adverse impact on our raw materials, specifically plastics and packaging as well as logistics costs. We expect some level of market constraints to continue in 2023. Supply chain constraints have required, and may continue to require, in certain instances, alternative delivery arrangements and increased costs and could have a material adverse effect on our business and operations.
We rely heavily on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers typically keep only a modest inventory of our consumables kits on hand, and consequently often require rapid delivery of purchases. Additionally, some of our products require complex supply chains, such as constant cold storage or shipment using dry ice. As a result, we rely heavily on air cargo carriers and logistic suppliers. If these services are suspended or delayed, and other delivery and logistic suppliers cannot provide satisfactory services, customers may be forced to suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our customer relations and results of operations.
Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than the statutory rate of 25.8% in the Netherlands. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our common shares, par value EUR 0.01 per share (Common Shares) without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by taxing authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations, financial flexibility or cash flow.

We rely on secure communication and information systems and are subject to privacy and data security laws which, in the event of a disruption, breach, violation or failure, could adversely affect our business.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information (PII) of our customers and employees, in our data centers and on our networks or in the cloud. Our operations rely on the secure processing, storage and transmission of confidential and other information on both our own and cloud-based computer systems and networks. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually updating our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption of data or other operational disruption. Failures in our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. Furthermore, there is an increased risk of cyber security attacks by state actors due to the Russian invasion of Ukraine. Russian ransomware gangs have threatened to increase hacking activity against critical infrastructure of any nation or organization that retaliates against Russia. Any such increase in such attacks on our third-party providers or other systems could adversely affect our network systems or other operations. If we experience a breach or failure of our systems, we could experience potentially significant operational delays due to the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event personal information that we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience significant negative publicity that could result in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions. These include laws relating to the storage of health information that are complex, overlapping, sometimes contradictory and rapidly evolving. In the U.S., individual states regulate requirements and have authority over privacy and personal data protection. For example, the California Consumer Privacy Act of 2018 (CCPA), which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility into and control over their personal information. The U.S. states of Virginia and Colorado also enacted comprehensive data privacy laws similar to the CCPA, both of which became effective in 2023. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted. There are also European privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use and disclosure of health and other personal information. As our activities continue to evolve and expand, we may be subject to additional laws that impose further restrictions on the transfer, access, use and disclosure of health and other personal information, which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could subject us to costly regulatory action or lawsuits and could adversely impact our reputation, business and future business plans.
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may negatively impact our ability to grow revenues in the healthcare market or our profitability.
Changes in the market availability or reimbursement of our diagnostic testing products by insurance providers and health maintenance organizations could have a significant adverse impact on our results of operations. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are even exerting pressure on suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained, and the process can delay the broad market introduction of new products. If third-party reimbursement is not consistent or financially adequate to cover the cost of our products, this could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.
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
We sell our products to universities, government laboratories and private foundations, whose funding is dependent on grants from government agencies, such as the NIH (National Institutes of Health) in the U.S. which accounts for the majority of Life Science funding in the country. Although the level of research funding has been increasing in recent years, we cannot ensure that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
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
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products, or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting preclinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the In Vitro Diagnostic Device Regulation in the European Union, the FDA in the U.S. and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business.
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
Our Precision Diagnostics business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use.
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
Our top six emerging growth markets are Brazil, China, India, South Korea, Mexico, and Turkey, which together accounted in 2022 for approximately 13% of total sales. Russia was removed as a top growth market in 2022 following the invasion of Ukraine and the subsequent decision to suspend business operations in Russia and Belarus, which made up less than 1% of total sales. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks arising from the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may face several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems that may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products in order to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. federal government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the request of customers, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, this could adversely impact our results of operations, in particular our gross profit.
Exchange rate fluctuations may adversely affect our business and operating results.
Given that we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. As of April 1, 2022, the results of operations from our subsidiary in Turkey have been reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100%. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
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
Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that at times a high percentage of our sales may be recorded in the final weeks or days of the quarter.
In the markets we serve, a high percentage of purchase orders can be received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of revenue from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
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

We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2022, we had outstanding long-term debt of $1.9 billion, of which $389.6 million was current. We may choose to refinance these liabilities.
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
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this Annual Report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes is accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 14 "Derivatives and Hedging" and Note 16 "Debt", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
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
At December 31, 2022, our consolidated balance sheet reflected $2.4 billion of goodwill and $544.8 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Our business involves operations in several countries around the world. Our consumables manufacturing facilities are located in Germany, China, Spain and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries. In addition, our products are sold through independent distributors serving more than 60 countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as the general economic and public health conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, climate change legislation, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. Further, any misuse or other wrongful use of our products could expose us to negative publicity resulting in reputation or brand damage with customers or partners. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
In any of the markets in which we do business, increasing attention to environmental, social and governance (ESG) matters may result in new or expanded legal or regulatory requirements or expectations specific to ESG matters. A failure to meet investor or other stakeholder expectations, may result in adverse reputation impacts, loss of business or a negative impact to attract and retain talent. Further, working to adhere to any new or expanded legal or regulatory requirements may require additional investments which could negatively impact our profitability.

Unethical behavior and non-compliance with laws by our sales representatives, other employees, consultants, commercial partners or distributors or employees could seriously harm our business.
Our operations include doing business in countries with a history of corruption and involve transactions with foreign governments. These factors may increase the risks associated with our international activities. We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to these types of practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control.
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
We currently market our products in over 130 countries either directly or indirectly through commercial partners and distributors. Due to the size and breadth of our operations, we may not always be able to track the use of our products by the end users. If our products are misused or are perceived to be misused, this could adversely affect our reputation and our customers’ willingness to buy from us, and adversely affect market acceptance or perception of our products.
Many of our customers—especially those in law enforcement and government who use our products for forensic testing, human identification, food testing or other purposes—could use our products in applications that are of public interest or critical to their businesses or missions. As a result, they may a lower risk tolerance to defects in our products than to defects in other less critical products. A defect in or misuse of any of our products by our law enforcement customers could lead to interference with the administration of justice, such as damage to forensic evidence. Any defects or misuse, real or perceived, could cause us to lose sales opportunities, increase our service costs, incur replacement costs, cause reputational damage, lose customers or subject us to liability for damages and divert our resources from other tasks. Any one of these factors could materially and adversely affect our business and results of operations. In addition, our products could be perceived as ineffective for reasons outside of our control.
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2022, we owned 314 issued patents in the United States, 260 issued patents in Germany and 1,776 issued patents in other major industrialized countries. In addition, as of December 31, 2022, we had 370 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
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
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Since January 10, 2018, our shares have been listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $59.00 to a low of $40.38. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €51.56 to a low of €37.38 during the last two years.
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
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2022, a total of approximately 227.7 million Common Shares were outstanding along with approximately 3.8 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 9.0 thousand were vested. A total of approximately 11.8 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2022, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, convertible debt issued in 2020 and Warrants issued in connection with the Cash Convertible Notes cover an aggregate of 26.8 million underlying shares of common stock or up to a maximum of 42.5 million shares, subject to customary adjustments under certain circumstances.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
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
Item 4.    Information on the Company
Description of our business
Company overview
QIAGEN is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis using a range of technologies. Bioinformatics software and knowledge bases are used to interpret complex data to provide relevant, actionable insights. Instruments and automation solutions are used to tie together these products into seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academic research, pharma and biotech companies, and applied applications such as human identification / forensics and food safety). As of December 31, 2022, we employed approximately 6,200 people in more than 35 locations worldwide.
QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector with a revolutionary method that standardized and accelerated the extraction and purification of nucleic acids from biological samples, which means any material containing DNA, RNA or proteins. As molecular biology and genomic knowledge has grown to influence many areas of daily life, we have expanded to serve the full spectrum of market needs, developing new instruments, consumables and digital solutions; partnering with researchers and pharmaceutical companies, and acquiring companies and technologies that best complement our portfolio. We believe the addressable global market for our portfolio totals more than $11 billion. We continue to accelerate our portfolio growth and increase our efficiency and effectiveness while also enhancing our customer experience, our corporate citizenship, and our position as an employer of choice. Our growth strategy is anchored in our Five Pillars of Growth: sample technologies, the digital PCR (Polymerase Chain Reaction) platform QIAcuity, the clinical PCR automation solutions QIAstat-Dx and NeuMoDx and the QuantiFERON technology platform used to detect diseases such as latent tuberculosis. Our growth has been funded through internally generated funds, as well as debt offerings and the public sales of equity securities. Our global shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Stock Exchange as QIA.

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
As a holding company, QIAGEN conducts business through subsidiaries around the world. Further information on QIAGEN can be found at www.qiagen.com. The SEC maintains an internet site (www.sec.gov/edgar) that contains reports and other information. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference.
QIAGEN Products
Our leadership in molecular research and testing solutions leverages our product portfolio across a wide range of applications. These are grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services (88% of total net sales in 2022)
•Instruments and related services and contracts (12% of total net sales in 2022).
QIAGEN Product Groups
Sample Technologies
Sample Technologies is the first of our Five Pillars of Growth and includes products involved in the first step of any molecular lab process.

Our broad portfolio of Sample Technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular-testing platform. These products are used in research and applied testing (forensics, human identification and food safety) laboratories as well as clinical testing.

Sample technologies	Selected QIAGEN brands
Primary sample technology consumables
•Nucleic stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
•Mainly based on silica membrane and magnetic bead technologies
	•QIAamp •PAXgene •AllPrep	•DNeasy •AdnaTest •QIAprep&amp	•RNeasy •MagAttract
Secondary sample technology consumables
•Kits and components for purification of nucleic acids from secondary sample materials (e.g., gel, plasmid DNA)	•QIAprep •QIAGEN Plasmid •HiSpeed	•QIAquick •QIAfilter •EndoFree	•DyeEx •R.E.A.L.
Sample technology instruments
•Instruments for nucleic acid purification, quality control and accessories	•QIAsymphony •EZ1 •TissueLyser	•QIAcube Connect •QIAxpert	•QIAcube HT •QIAxcel
Diagnostic Solutions
Diagnostic solutions include our molecular testing platforms and consumables covering three of our Five Pillars of Growth, which are QuantiFERON, QIAstat-Dx and NeuMoDx, as well as Precision Diagnostics which involves companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory developed tests. Additional areas include Oncology and Sexual & Reproductive Health for detection of various diseases and for use in prenatal testing for detection of infectious diseases and for other laboratory processes.

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
Principal Markets
We sell our products to more than 500,000 customers in two broad customer groups: Molecular Diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical R&D and applied testing). We estimate the total addressable market at over $11 billion annually.
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
We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs and have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. We have more than 25 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. In 2022, we continued to expand on these partnerships with new agreements, for example a new partnership with Neuron23 for the development of a companion diagnostic for Parkinson’s disease. Also, our portfolio of assays was expanded following the FDA approval of a companion diagnostic for Mirati's therapy for Non-Small Cell Lung Cancer. Companion diagnostics move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.
Molecular Diagnostics customers accounted for $1.1 billion, $1.1 billion, and $904 million of our sales in 2022, 2021 and 2020, respectively.
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
Life Sciences customers accounted for $1.0 billion, $1.1 billion, and $966 million of our sales in 2022, 2021 and 2020, respectively.
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

Net Sales (in millions)	2022	2021	2020
Consumables and related revenues	$1,888.9	$1,986.3	$1,615.4
Instrumentation	252.6	265.3	254.9
Total	$2,141.5	$2,251.7	$1,870.3
Geographical Information
We currently market products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

Net Sales (in millions)	2022	2021	2020
United States	$909.6	$909.7	$728.6
Other Americas	88.1	97.7	96.9
Total Americas	997.8	1,007.4	825.5
Europe, Middle East and Africa	733.5	814.4	682.3
Asia Pacific, Japan and Rest of World	410.3	429.9	362.6
Total	$2,141.5	$2,251.7	$1,870.3
We have built an increasing presence in key markets as a growth strategy. In 2022, the top six growth markets—Brazil, India, China, South Korea, Mexico and Turkey—contributed approximately 13% of net sales. Russia was excluded as a market in early 2022 following the invasion of Ukraine, and subsequent decision to stop business activities in Russia and Belarus.
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
Suppliers
We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. Our supplier policy, which is available on our website, contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. In 2022, all new suppliers have signed our supplier policy. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance as appropriate. As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis the risks and benefits of reliance on our existing suppliers.
We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. In 2022, the volatility in product availability and pricing drastically increased compared to previous years. We have used long-term supply contracts to secure raw materials and mitigate a majority of availability challenges that we have currently identified. The overall increase in energy costs and materials has had a significant adverse impact on our costs for raw materials, specifically plastics and packaging as well as for logistics. Long-term supply contracts have helped to limit the risks for shortages in electronic components, but have still resulted in price increases. We expect some level of market constraints to continue in 2023. We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. These initiatives help us avoid shortages and keep pricing competitive.
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
Innovation in automation systems positions us in fast-growing fields of molecular testing, and generates ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Diagnostics in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing (NGS) kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. We continue to develop applications for the QIAcuity digital PCR system which is designed to make digital PCR technology available to Life Sciences laboratories worldwide.
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
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2022, additions to our intangible assets outside of business combinations totaled $19.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2022, we owned 314 issued patents in the United States, 260 issued patents in Germany and 1,776 issued patents in other major industrialized countries. We had 370 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
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
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) had been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive required that medical devices meet the essential requirements, including those relating to device safety and efficacy, set out in an annex of the Directive. According to the IVD Directive, EU Member States have presumed compliance with these essential requirements for devices that are in conformity with the relevant national standards transposing the harmonized standards, such as ISO 13485:2016, the quality system standard for medical device manufacturers.
IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the European market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the EU declaration of conformity procedure to obtain or apply a CE mark.
In May 2022, the Directive was replaced by the In Vitro Diagnostic Device Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and given a 5-year transition period until its full implementation on May 26, 2022. Unlike the IVD Directive, the IVDR has binding legal force throughout every Member State. The major goal of the IVDR was to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVDs are subject to additional legal regulatory requirements. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Under the IVDR and subsequent amendments, IVDs already certified by a Notified Body may remain on the market until May 26, 2025, and IVDs certified without the involvement of a Notified Body may be placed on, or remain in, the market for up to two additional years (until May 26, 2027), or three years (until May 26, 2028) respectively, depending on the classification of the IVD. The manufacturers of such devices remaining on the market must comply with specific requirements in the IVDR, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR’s conformity assessment procedures. Under the IVD Directive the majority of QIAGEN products were classified as self-declared, while under IVDR most of QIAGEN products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports.
The EC has designated seven (7) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN’s Notified Bodies, TÜV Rheinland and BSI. MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. Open points still being addressed/defined are the designation of EU Reference Laboratories and Common Specification for high risk IVDs. With respect to the current COVID-19 pandemic, the EC has classified SARS-CoV-2 assays as high risk.
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
The UK Medicine and Healthcare Products Regulatory Agency (MHRA) issued guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs will require certification in the UK, which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. Under subsequent amendments to MHRA guidance, MHRA will continue to recognize CE marks until December 31, 224 although companies wishing to place IVDs on the UK market were required to register as such with MHRA by June 30, 2023. After December 31, 2024, companies selling in the UK will have to obtain a new marking called a UK Conformity Assessed mark (UKCA).
United States
In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.

Certain types of tests, like some that we manufacture and sell for research use only in the United States, are not subject to the FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs), which are IVDs that are designed, manufactured and used within a single, CLIA-certified, clinical laboratory that meets applicable requirements to perform high-complexity testing, have generally been subject to enforcement discretion and not actively regulated by the FDA. As LDTs have increased in complexity, the FDA has taken steps towards developing a risk-based approach to the regulation of LDTs; however, most LDTs currently remain under FDA enforcement discretion. Congress has also signaled interest in clarifying the regulatory landscape for LDTs. For several years, members of Congress have been working with stakeholders on a possible bill to regulate in vitro clinical tests including LDTs. Most recently, legislation called the Verifying Accurate, Leading-edge IVCT Development (VALID Act), has been garnering bipartisan and bicameral support. If enacted, clinical laboratories that develop and offer LDTs and traditional IVD medical device manufacturers would be subject to similar regulatory oversight. The VALID Act defines both LDTs and IVDs as in vitro clinical tests (IVCT) and would establish a new regulatory framework under the Food, Drug and Cosmetic Act (FDCA) for the review and oversight of IVCTs. The proposed regulatory framework adopts various concepts from the FDCA, utilizing a risk-based approach that aims to ensure that all marketed IVCTs have a reasonable assurance of both analytical and clinical validity.
Medical devices, including IVDs, are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably assure their safety and effectiveness. Class I devices are generally exempt from premarket review and are subject to general controls, including adherence to the FDA’s Quality System Regulation (QSR), which describes device-specific current good manufacturing practices, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are generally subject to premarket notification (or 510(k) clearance), general controls and special controls, including performance standards, post-market surveillance, patient registries or FDA guidance documents describing device-specific special controls. Class III devices are subject to most of the previously identified requirements as well as to premarket approval (PMA). The payment of a user fee, which is typically adjusted annually, to the FDA is usually required upon filing a premarket submission (e.g., premarket notification, premarket approval, or De Novo classification request) for FDA review.
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
After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA and begin the substantive review process. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before the modified device may be marketed.
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
The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an IDE will have to be completed before the PMA may be submitted.
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
Regulation of Research Use Only Products
Some of our products are sold for research purposes in the United States, and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” RUO refers to devices that are in the laboratory phase of development, while investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls pursuant to long-standing FDA guidance on RUO/IUO diagnostics. Because we do not promote our RUOs for clinical diagnostic use, or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they may then develop, validate and promote for clinical use. However, QIAGEN does not promote these products for use in LDTs or assist in the development of such LDTs for clinical diagnostic use.
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
The regulations issued under the CCPA have been modified several times. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the election on November 3, 2020. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions become effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have been adopted in other states (for example, Nevada, Virginia, Connecticut, Utah and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.
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
The Anti-Kickback Statute
The federal Anti-Kickback Statute (AKS) is a criminal statute that prohibits, in pertinent part, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce a person:
•To refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made by federal healthcare programs; or
•To purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering, any good, facility, service, or item for which payment may be made by a federal healthcare program.

A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. Recognizing that the AKS is broad and potentially applies to innocuous or beneficial arrangements, the OIG issued regulations, commonly known as “safe harbors,” which set forth certain requirements that, if fully met, insulate a given arrangement or conduct from prosecution under the AKS. The AKS also has statutory exceptions that provide protection similar to that of safe harbors. If, however, an arrangement does not meet every requirement of an exception or safe harbor, the arrangement does not necessarily violate the AKS. A facts-and-circumstances analysis is necessary to determine AKS compliance or lack thereof. Potential statutory penalties for violating the AKS include imprisonment and criminal fines. In addition, through application of other laws, conduct that violates the AKS can give rise to civil monetary penalties and possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs. Claims including items or services resulting from a violation of the AKS also constitute a false or fraudulent claim for purposes of the False Claims Act.
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
Penalties for violating the FCA include payment of up to three times the actual damages sustained by the government, plus substantial per-claim statutory penalties, as well as possible exclusion from participation in federal healthcare programs.
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
Health Care Fraud and False Statements
The federal healthcare fraud statute criminalizes, in pertinent part, knowingly and willfully defrauding a healthcare benefit program, which is defined to include commercial insurers. A violation of this statute may result in fines, imprisonment, or exclusion from participation in federal healthcare programs. The federal criminal statute prohibiting false statements relating to health care matters prohibits, in pertinent part, knowingly and willfully (i) falsifying, concealing, or covering up a material fact, or (ii) making a materially false, fictitious, or fraudulent statement or representation, or making or using any materially false writing or document knowing that writing or document to contain any materially false, fictitious, or fraudulent statements, in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute may result in fines or imprisonment.
Civil Monetary Penalties Law
The federal Civil Monetary Penalties Law (CMP Law) prohibits, among other things, (1) the offering or transfer of remuneration to a beneficiary of Medicare or a state healthcare program if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal healthcare program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The potential penalties for violating the CMP Law include exclusion from participation in federal healthcare programs, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

Physician Payments Sunshine Act
The federal Physician Payments Sunshine Act (Sunshine Act) imposes reporting requirements on manufacturers of certain devices, drugs, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (CHIP), with certain exceptions. Manufacturers to which the Sunshine Act applies must collect and report annually certain data on certain payments and transfers of value by them (and in some cases their distributors) to physicians, teaching hospitals, and certain advanced non-physician healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members. For reporting beginning January 1, 2022, U.S.-licensed physician assistants, clinical nurse specialists, certified nurse-midwives, certified nurse anesthetists, and nurse practitioners must be included in the provider types subject to Sunshine Act reporting. The reporting program (known as the Open Payments program) is administered by CMS.
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
In addition, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2032 unless additional Congressional action is taken.
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
As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay-for-performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare.
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
On December 20, 2019, the President signed the Further Consolidated Appropriations Act, which included the Laboratory Access for Beneficiaries Act (LAB Act). The LAB Act delayed until the first quarter of 2021 the reporting of payment data under PAMA for CDLTs that are not ADLTs. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which Congress passed in March 2020, again delayed reporting by an additional year, until the first quarter of 2022. The CARES Act also delayed the next PAMA reporting period for CDLTs to January 1, 2022 through March 31, 2022. Then, on December 10, 2021, Congress passed the Protecting Medicare and American Farmers from Sequester Cuts Act, which included a provision that further delays the next PAMA reporting period for CDLTs that are not ADLTs to January 1, 2023 through March 31, 2023. Finally, on December 29, 2022, Section 4114 of the Consolidated Appropriations Act for 2023, revised the next data reporting period for CDLTs that are to ADLTs and the phase-in of payment reductions. The next data reporting period of January 1, 2024 through March 31, 2024, will be based on the original data collection period of January 1, 2019 through June 30, 2019. The statutory phase-in of payment reductions resulting from private payor rate implementation is now extended through calendar year 2026, which means that there is no reduction for calendar years 2021, 2022, and 2023 and payment may not be reduced by more than 15 percent for calendar years 2024, 2025, and 2026.
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
Coverage Decisions: When deciding whether to cover a particular diagnostic test, third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic for cancer treatment indications may be validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Commercial insurers and government payors have separate processes for making coverage determinations, and commercial insurer may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
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
Conflict Minerals
U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components that we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their conflict minerals sources and declare their conflict minerals status. We disclosed our most recent conflict minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2021 on Form SD on May 31, 2022 and will provide updated disclosure to the Securities Exchange Commission as required.
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
Description of Property
Our primary production and manufacturing facilities for consumable products are located in Germany, the United States, Spain and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP SE. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $129.2 million, $189.9 million and $132.8 million for 2022, 2021 and 2020, respectively.
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

Location	Country	Purpose	Owned or Leased	Square feet
Hilden	Germany	Manufacturing, warehousing, distribution, research and development, and administration	Owned	983,000
Germantown, Maryland	U.S.	Manufacturing, warehousing, distribution, and administration	Owned	285,000
Shenzhen	China	Development, manufacturing, warehousing, distribution, and administration	Leased	102,150
Manchester	UK	Development and Service Solutions	Leased	96,300
Ann Arbor, Michigan	U.S.	Manufacturing, warehousing, distribution, and administration	Leased	81,000
Wroclaw	Poland	Business service center	Leased	65,100
Beverly, Massachusetts	U.S.	Enzyme manufacturing	Leased	44,000
Frederick, Maryland	U.S.	Manufacturing, warehousing, distribution, and development	Leased	42,000
Barcelona	Spain	Development, manufacturing, warehousing, distribution, and administration	Leased	31,900
Manila	Philippines	Business service center	Leased	29,300
Shanghai	China	Service Solutions and administration	Leased	28,400
Ann Arbor, Michigan	U.S.	Service Solutions, warehousing, and administration	Leased	28,000
Gdańsk	Poland	Enzyme manufacturing, development, warehousing, and administration	Leased	19,000
Germantown, Maryland	U.S.	Service Solutions and training center	Leased	13,500
Redwood City, California	U.S.	Bioinformatics	Leased	12,700
In 2022, we expanded manufacturing and logistic space at our site in Hilden, Germany, and invested in renewable heating systems and are planning further facility investments in 2023 in order to reduce our dependency on carbon energy sources and to reduce our carbon emission. At each of our owned facilities in Hilden, Germany, and Germantown, Maryland, there is room for future expansion of up to 300,000 square feet of facility space.
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

We have launched a series of additional ESG initiatives, and these have been recognized with a PRIME rating from ISS ESG and an A rating from MSCI ESG. For more information, please refer to the Sustainability page on our website at www.qiagen.com/sustainability.
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
Recognizing that our employees are the key to our success, we seek to be a great place to work. In 2022, many of our subsidiaries have been recognized as an employer of choice including our subsidiaries in Germany and Poland, where we are recognized again as a "Top Employer" by the Top Employer Institute, a global authority on recognizing excellence in people practices. In 2022, we received the Top Employer Certificate for China, and our subsidiaries in the U.S., Brazil, Mexico, India, Hong Kong, and Taiwan were again recognized as a "Great Place to Work". Our subsidiary in the Philippines won multiple employer certifications in 2022, including Asia's "Great Place to Work" and Asia's "Best Employer Brand in 2022."
In 2022, we launched QIAflex, our hybrid work schedule for employees where remote work is possible due to their role. QIAflex provides employees the opportunity to work remote on up to two days per week, while also ensuring that employees have the opportunity to work together with their colleagues in person on at least two days per week. The new system is an outcome of the new working environment possibilities that emerged during the COVID-19 pandemic.
Diversity and Inclusion
We are committed to creating an environment that is rich in diversity and empowers all employees. Diverse teams strengthen our organization through the variety of ideas, perspectives and approaches they bring to our business. Our teams outperform and succeed when they are composed of individuals with the widest possible range of personalities, backgrounds and traits. That’s why we value each person’s uniqueness and maintain an environment where all individuals can succeed based on their strengths and characteristics. In 2022, our workforce was composed of at least 90 nationalities with an average age of 39.5 years old. With 50% women, we are well-balanced in terms of gender on an aggregate level. Our strategic initiative on gender diversity, which began in 2018, has yielded remarkable results in the past years, particularly with regard to leadership positions. The participation of women in management roles rose from just under 28% in 2018 to 35% in 2022 as a result of a series of initiatives to drive awareness, engagement, and development among our leadership team.
For 2023, we have a target goal to achieve a level of at least 36% women in management roles. For the second consecutive year, we have been named to the 2023 Bloomberg Gender Equality Index, which provides an opportunity for companies to assess progress towards parity, benchmark against peers and highlight a commitment to gender equality. Our commitment to diversity goes beyond cultural and gender diversity. Our U.S. subsidiary received a score of 100 on the Human Rights Campaign Foundation's 2022 Corporate Equality Index. QIAGEN is also a member of the Business Coalition for the Equality Act.
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
Employee Compensation
We have been committed since our beginning to attract and retain the best talent worldwide via our focus on rewarding all employees for performance, both for QIAGEN as a whole as well as for their personal impact. Our compensation system fosters a focus on achieving corporate strategic initiatives as well as personal accountability. We regularly benchmark our compensation strategy to evaluate the level and mix of compensation awarded by companies and industries for a broad range of positions around the world. Benchmark companies include many competitors, as well as other companies in the regions where we operate. QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of both corporate and personal performance goals. The corporate goals are established by senior management as the result of bottom-up as well as top-down analysis and review against strategic objectives. These goals are set at "realistically ambitious" levels on an annual basis to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Furthermore, to align our compensation programs with the interests of shareholders, management levels receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance.
For more information about our human capital, please refer to the Sustainability page on our website at www.qiagen.com/sustainability.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Note Regarding Forward-looking Statements and Risk Factors” in Item 3 of this Annual Report. The discussion that follows focuses on 2022 with comparisons to 2021. For discussion of the year ended December 31, 2021, compared to 2020, refer to Item 5 in our December 31, 2021 Annual Report on Form 20-F.
Operating Environment
Economic Environment
The global economy grew at approximately 3% in 2022, about half the rate seen in 2021 and among the weakest annual growth rates of the last 20 years. This economic growth was slower than anticipated as the world sought to emerge from the adverse impacts of the COVID-19 pandemic at the same time as a period of high inflation. Various central banks tightened their monetary policy conditions, primarily through higher interest rates, and prompted "cost of living" challenges for people around the world. After steadily climbing throughout 2021, the U.S. Dollar Index saw a solid start to 2022, experienced a significant drop mid-year and ended the year up approximately 7% compared to 2021.
Industry Environment
The global molecular diagnostics industry faced a period in 2022 of diverging trends—ongoing growth in areas of the industry that had been adversely affected by COVID-19 pandemic lockdowns in recent years, while also facing a significant drop-off in demand for COVID-19 testing and surveillance products compared to the peak level in 2021. The pandemic has led to significant growth in the installed base of instruments, with industry competitors now seeking to expand the utilization of this installed base to other applications for customers in the Life Sciences and Molecular Diagnostics. Although numerous smaller companies have emerged in recent years, larger companies such as QIAGEN have crucial global distribution and production capacity advantages, as well as brand recognition and credibility, with customers around the world.
The Life Sciences and Molecular Diagnostics industry segments are together estimated at more than $100 billion of annual sales, and are expected to maintain a healthy single-digit sales growth pace in the coming years. Key growth drivers include an ongoing high level of funding to advance our understanding of biology as well as medical demand for molecular clinical testing given the impact on improving outcomes for patients.

Operating Results
Overview
In 2022, QIAGEN achieved more than $2 billion of sales, delivering a strong underlying performance with solid sales growth in the non-COVID products while absorbing significantly lower sales in COVID-19 testing products over the prior year. Important contributions in the non-COVID products came from continued execution on goals for the Five Pillars of Growth, which involve various product groups in which QIAGEN has a top leadership position and / or significant growth potential. We maintained a high level of investments into research and development for menu expansion of our key platforms, while also resuming more commercialization activities with the end of lockdown measures in various countries. Cash flow trends were higher in 2022 over 2021, reflecting the strength of our business activities as the world moves increasingly into a post-pandemic environment.
Financial highlights of 2022 include:
•Net sales declined 5% to $2.14 billion in 2022 from $2.25 billion in 2021, reflecting an increase in non-COVID product groups sales that was more than offset by a drop in COVID-19 product sales. Results in 2022 were adversely impacted by about five percentage points from unfavorable currency movements against the U.S. dollar.
•The operating income margin in 2022 was 24.8% of sales compared to 28.0% in 2021, reflecting higher expenses as a percentage of sales that included the costs from recent consumables kit production capacity expansion projects, an ongoing high level of investments into Research and Development and a higher level of commercialization activities compared to 2021.
•Net cash provided by operating activities rose 12% to $715 million in 2022 from $639 million in 2021.
Year Ended December 31, 2022, Compared to 2021
Net Sales

(in millions)	2022		2021
Product type	Net sales	% of net sales	Net sales	% of net sales	% change
Consumables and related revenues	$1,888.9	88%	$1,986.3	88%	-5%
Instruments	252.6	12%	265.3	12%	-5%
Net Sales	$2,141.5		$2,251.7		-5%

Customer class
Molecular Diagnostics	$1,126.2	53%	$1,143.7	51%	-2%
Life Sciences	1,015.3	47%	1,108.0	49%	-8%
Net Sales	$2,141.5		$2,251.7		-5%

(in millions)	2022		2021
Product group	Net sales	% of net sales	Net sales	% of net sales	% change
Sample technologies	$796.9	37%	$850.6	38%	-6%
Diagnostic solutions	660.9	31%	638.8	28%	+3%
PCR / Nucleic acid amplification	390.8	18%	434.0	19%	-10%
Genomics / NGS	224.8	10%	245.1	11%	-8%
Other	68.1	3%	83.2	4%	-18%
Net Sales	$2,141.5		$2,251.7		-5%
Sample technologies involve the sale of consumables kits and instruments for use in gaining DNA, RNA and proteins from biological samples. Sales in this product group declined 6% in 2022 to $796.9 million, as underlying growth in non-COVID applications (particularly for DNA samples) was more than offset by the decline in COVID-19 product sales (involving RNA samples). Non-COVID product sales were supported by ongoing healthy demand amid increasing levels of lab work during 2022, and supported by instrument sales. Sales results for 2022 were adversely impacted by approximately five percentage points of currency movements over the prior year.
Diagnostic solutions involve the sale of regulated consumables kits and instruments for use in clinical healthcare, as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 3% to $660.9 million in 2022. The QuantiFERON-TB test for tuberculosis detection maintained a solid pace with 17% growth in 2022, reflecting the continued conversion of the latent TB market from the traditional skin test. QIAstat-DX sales rose and benefited from ongoing instrument placements along with higher consumables sales, in particular for the new Gastrointestinal panel in Europe. NeuMoDx sales exceeded the annual sales goal, supported by higher non-COVID testing utilization, but still declined over 2021 results. Sales in the rest of this product group declined, mainly due to lower sales of COVID-19 products.
PCR / Nucleic acid amplification involves consumables kits and instruments used in non-regulated applications. Sales in this product group fell 10% to $390.8 million due to a very significant decline in COVID-19 testing demand. The QIAcuity digital PCR system delivered solid growth in 2022 over 2021 results, supported by the launch of new assays for biopharma applications.
Genomics / NGS involves our portfolio of universal solutions for use on any next-generation sequencer (NGS) as well as the QIAGEN Digital Insights bioinformatics business and other products used in genomics analysis workflows. Sales in this product group declined 8% to $224.8 million, also on overall weaker demand for COVID-19 product groups.

Geographic region (in millions)	2022	2021	% change
Americas	$997.8	$1,007.4	-1%
Europe, Middle East and Africa	733.5	814.4	-10%
Asia Pacific, Japan and Rest of World	410.3	429.9	-5%
Net Sales	$2,141.5	$2,251.7	-5%
The Americas region led the performance among our three regions, with overall results significantly affected by the decline in COVID-19 sales. Sales in the U.S. were largely unchanged compared to 2021, while sales rose in Canada against lower results in Brazil and Mexico over the prior year. Sales in this region were not affected by currency movements.
The Europe, Middle East and Africa (EMEA) region's results were also affected by the decline in COVID-19 sales, as well as 11 percentage points of unfavorable currency movements against the U.S. dollar. Among the top-performing countries in 2022 were Germany, France, Spain and the United Kingdom.
The Asia Pacific, Japan and Rest of World region saw an overall sales decline in 2022 over the prior year. Higher sales were seen in Australia, while sales at actual rates declined in Japan and China compared to 2021. Sales in this region were adversely impacted by seven percentage points from unfavorable currency movements against the U.S. dollar.

Gross Profit

(in millions)	2022	2021	% change
Gross Profit	$1,384.6	$1,450.8	-5%
Gross Margin	64.7%	64.4%
The gross margin in 2022 was 64.7% of sales, and slightly higher than 64.4% in 2021 despite an adverse change in product mix due to higher sales of instruments compared to consumables kits. Generally, our consumables and related products have a higher gross margin than instruments and service arrangements, and changes in the sales levels of these products and services can result in fluctuations in gross margin between periods. Results for 2022 also absorbed higher costs related to labor (including a one-time inflation payment) as well as increased product and royalty payments compared to 2021.
The amortization expense on acquisition-related intangibles within cost of sales declined to $60.5 million in 2022 compared to $67.1 million in 2021. The lower amortization expense reflected the full amortization of certain assets.
Operating Expenses

	2022		2021
(in millions)	Expenses	% of net sales	Expenses	% of net sales	% change
Research and development	$189.9	8.9%	$190.0	8.4%	0%
Sales and marketing	474.2	22.1%	456.4	20.3%	+4%
General and administrative	129.7	6.1%	128.1	5.7%	+1%
Acquisition-related intangible amortization	14.5	0.7%	18.5	0.8%	-22%
Restructuring, acquisition, integration and other, net	44.8	2.1%	27.8	1.2%	+15%
Total operating expenses	$853.1	39.8%	$820.8	36.5%
Income from operations	$531.5	24.8%	$630.1	28.0%
Research and Development
Research and development expenses were largely unchanged at $189.9 million in 2022 compared to 2021, but rose to 8.9% of sales from 8.4% in 2021. The majority of investments were made in our Five Pillars of Growth, including investments in menu expansion for the NeuMoDx, QIAstat-Dx and QIAcuity products, to support post-pandemic sales expansion. Results for 2022 included $16.4 million of favorable currency exchange movements. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase research and development costs in the future. We have a strong commitment to innovation and expect to continue to maintain a high level of investments into our research and development efforts.
Sales and Marketing
Sales and marketing expenses rose 4% to $474.2 million over 2021, and rose to 22.1% of sales from 20.3% in 2021. Among the factors for the higher expenses in 2022 were increased commercialization costs amid a resumption of activities following pandemic lockdowns in certain regions during 2021, as well as higher freight and other distribution expenses. Results for 2022 included $32.1 million of favorable currency exchange movements. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses, including higher travel costs in 2022 compared to 2021. We continue to increase the use of digital customer engagement capabilities that were built up during the COVID-19 pandemic to enhance customer engagement with a focus on greater efficiency and effectiveness.

General and Administrative
General and administrative expenses increased 1% to $129.7 million in 2022, and also rose to 6.1% of sales compared to 5.7% in 2021. These results reflect efficiency gains across many administrative functions as well as investments into our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cybersecurity measures. Results for 2022 included $9.6 million of favorable currency exchange movements. We expect to maintain this level of spending in the coming years due to higher licensing and information technology costs as well as increased cybersecurity costs.
Acquisition-Related Intangible Amortization
Amortization expense on acquisition-related intangibles within operating expense declined 22% to $14.5 million from $18.5 million in 2021. The decrease reflects the full amortization of certain previously acquired assets. Amortization expense related to developed technology and patent and license rights acquired in business combinations are included in cost of sales. Amortization of trademarks and customer base acquired in business combinations are recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in business combinations are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. Our acquisition-related intangible amortization recorded in operating expenses will increase in the event of future acquisitions.
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net expenses increased to $44.8 million in 2022, or 2.1% of sales, from $27.8 million, or 1.2% of sales, in 2021. Expenses in 2022 included costs related to our acquisitions of BLIRT S.A. and NeuMoDx, and our decision to suspend business in Russia and Belarus in 2022. Additionally, impairments to intangible assets during the year ended December 31, 2022 totaled $12.8 million, and included impairments related to Ellume, as further discussed in Note 11 "Goodwill and Intangible Assets". We also incurred $5.0 million of charges related to the 2022 restructuring program as discussed further in Note 6 "Restructuring".
For 2021, the expenses for the year included costs for the ongoing integration of NeuMoDx as well as $4.7 million as part of the outcome of a jury trial with ArcherDX in the U.S.
Other (Expense) Income, net

(in millions)	2022	2021	% change
Interest income	$32.8	$9.6	+243%
Interest expense	(58.4)	(54.5)	+7%
Other income, net	6.7	40.7	-83%
Total other (expense) income, net	($18.9)	($4.3)	+344%
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The increase in 2022 compared to the prior year was due to increasing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, as discussed in Note 16 "Debt" in the accompanying notes to consolidated financial statements. The increase in 2022 compared to 2021 reflects the issuance of German private placement bonds in July and August 2022 totaling €370.0 million.
Other income, net, for the year ended December 31, 2022, included $3.8 million of income from equity method investments and a gain of $2.7 million on foreign currency transactions.
Other income, net, for the year ended December 31, 2021, included a gain of $35.8 million recognized from the receipt and sale of shares in Invitae Corp. and related hedge, $12.0 million of income from equity method investments, $0.7 million of income, net, from the changes in fair value and the sale of investments held in other publicly traded companies, and a gain of $0.3 million from the sale of an equity method investment. These gains were partially offset by a loss of $9.0 million on foreign currency transactions.

Income Tax Expense

(in millions)	2022	2021	% change
Income before income taxes	$512.6	$625.8	-18%
Income tax expense	89.4	113.2	-21%
Net income	$423.2	$512.6

Effective tax rate	17.4%	18.1%
In 2022 our effective tax rate was 17.4% compared to 18.1% in 2021. The effective tax rates in both years reflected higher pre-tax book income due to an increased level of operating income in light of the strong sales growth. Our effective tax rates differ from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to various effective tax around the world that range from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany, the Netherlands and Singapore. These foreign tax benefits are due to a combination of favorable tax laws, rules and exemptions in these jurisdictions. These include intercompany foreign royalty income in Germany, which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in Dubai. See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the Netherlands' statutory income tax rate to the effective tax rate.
In future periods, our effective tax rate may fluctuate due to similar or other factors as discussed in “Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility” in Item 3 Risk Factors.
Foreign Currencies
The reporting currency of QIAGEN N.V. is the U.S. dollar. The functional currency of most of our subsidiaries are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income.
Foreign currency transactions for the year ended December 31, 2022 resulted in a net gain of $2.7 million and net losses of $9.0 million and $4.1 million for the years ended December 31, 2021 and 2020, respectively. These amounts are included in other income, net.
As of April 1, 2022, the results of our subsidiary in Turkey are reported under highly inflationary accounting, as the prior three-years cumulative inflation rate exceeded 100%.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly traded debt with a corresponding rating.

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
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, as well as private and public sales of equity. Our primary use of cash has been to strengthen our business operations, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	2022	2021
Cash and cash equivalents	$730.7	$880.5
Short-term investments	687.6	184.8
Total cash and cash equivalents and short-term investments	$1,418.3	$1,065.3

Working capital	$1,419.4	$592.1
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2022, cash and cash equivalents had decreased by $149.8 million from December 31, 2021, primarily as a result of cash used in investing activities of $726.8 million and cash used in financing activities of $125.8 million, partially offset by cash provided by operating activities of $715.3 million as discussed in the Cash Flow Summary below. Short-term investments increased at December 31, 2022 to take advantage of higher commercial paper rates. The overall higher cash and cash equivalent balance supported the increase in working capital at December 31, 2022 together with a lower current portion of long-term debt following repayments made during the year.
Cash Flow Summary

(in millions)	2022	2021
Net cash provided by operating activities	$715.3	$639.0
Net cash used in investing activities	(726.8)	(202.4)
Net cash used in financing activities	(125.8)	(150.4)
Effect of exchange rate changes on cash and cash equivalents	(12.5)	(3.7)
Net (decrease) increase in cash and cash equivalents	($149.8)	$282.5
Operating Activities
For the year ended December 31, 2022, we generated net cash from operating activities of $715.3 million compared to $639.0 million in 2021, due to a reduced level of non-cash adjustments in 2022 over the prior year that more than offset a lower amount of net income than in 2021. Among the non-cash factors, depreciation and amortization declined to $208.4 from $214.9 million in 2021, while the amortization of debt discount and issuance costs was largely unchanged at $33.7 million. Cash flow impacts from net changes in operating assets and liabilities primarily reflect increased inventories to support customer demand trends in light of global supply chain tensions. Given that we rely heavily on cash generated from our operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technology advances by competitors could have a negative impact on our liquidity.
Investing Activities
Approximately $726.8 million of cash was used in investing activities in 2022 compared to $202.4 million in 2021. Investing activities during 2022 consisted principally of $1.4 billion for purchases of short-term investments, $129.2 million in cash paid for purchases of property and equipment, $63.7 million of net cash paid for the acquisition of BLIRT S.A. and $20.1 million paid for intangible assets. This was partially offset by cash inflows of $883.1 million from the redemption of short-term investments and $9.9 million returned to us from our derivative counterparties in connection with cash provided to them to collateralize our derivative liabilities with them as discussed in Note 14 "Derivatives and Hedging".
Cash used in investing activities during 2021 consisted principally of $397.7 million for purchases of short-term investments, $189.9 million for purchases of property, plant and equipment and $16.6 million paid for intangible assets. This was partially offset by cash inflows of $359.6 million from the redemption of short-term investments and $44.9 million returned to us from our derivative counterparties with cash provided to them to collateralize our derivative liabilities with them.
Financing Activities
For the year ended December 31, 2022, cash used in financing activities was $125.8 million compared to $150.4 million in 2021. Financing activities during 2022 included $480.0 million for the repayment of long-term debt, $25.4 million paid in connection with net share settlement for tax withholdings related to the vesting of stock awards and $4.6 million in cash paid for contingent consideration. This was partially offset by proceeds of $371.5 million from the issuance of long-term debt and $12.6 million received from our derivative counterparties to collateralize derivative assets that we hold with them.
In 2021, cash used in financing activities totaled $150.4 million and consisted primarily of net payments of $100.0 million for the repurchase of QIAGEN shares, repayment of $41.3 million of long-term debt, and $23.6 million paid in connection with net share settlement for tax withholdings related to the vesting of stock awards. This was partially offset by $8.6 million received from our derivative counterparties to collateralize derivative assets that we hold with them.
Other Factors Affecting Liquidity and Capital Resources
As of December 31, 2022, we carry $1.9 billion of long-term debt, of which $389.6 million is current and $1.5 billion is long-term.
In July and August 2022, we completed a German private placement bond (2022 Schuldschein), which was issued in various tranches totaling €370.0 million ($371.5 million) that have maturities through 2032 as described more fully in Note 16 "Debt". The interest rate is linked to our ESG performance. As of December 31, 2022, a total of $393.5 million is outstanding.
In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt".
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes due in 2024 (2024 Notes). Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024, unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes due in 2023 (2023 Notes). Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023, unless repurchased or converted in accordance with their terms prior to such date.
In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in U.S. dollars or Euros at either floating or fixed rates, and have various maturities through June 2027. As of December 31, 2022, a total of $116.7 million was outstanding. During 2022, we repaid $153.0 million for the four tranches that matured. In 2021, we paid $41.1 million for two tranches that matured, as described in Note 16 "Debt".

In March 2014, we issued Cash Convertible Senior Notes, of which the remaining $0.2 million was paid during 2021.
In October 2012, we completed a U.S. private placement with three series at a weighted average interest rate of 3.66%. The remaining outstanding amount of $327.0 million was repaid in October 2022.
In December 2020, we obtained a €400 million syndicated revolving credit facility with a contractual life of three years, and with the ability to be extended twice by a one-year period. No amounts were utilized during 2022. The facility can be utilized in Euros and bears interest of 0.550% to 1.500% above EURIBOR, and is offered with interest periods of one, three or six months. The interest rate is linked to our ESG performance. We have additional credit lines totaling €27.0 million with no expiration date. None of these credit lines were utilized in 2022.
On July 12, 2021, we announced our seventh share repurchase program of up to $100 million of our common shares. During 2021, we repurchased 1.9 million QIAGEN shares for $100.0 million (including transaction costs). This program ended on October 29, 2021. In May 2019, we announced our sixth share repurchase program of up to $100 million of our common shares, and we repurchased 1.3 million QIAGEN shares during 2020 in this program for $64.0 million (including transaction costs) before it ended at the end of the year. Repurchased shares are held in treasury to satisfy various obligations, which include employee share-based remuneration plans.
We have lease obligations, including interest, in the aggregate amount of $100.9 million, of which $23.7 million was current as of December 31, 2022. We also have purchase obligations of $127.2 million and license commitments of $18.5 million. In connection with certain acquisitions that we have completed, QIAGEN could be required to make additional contingent cash payments of up to $20.7 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in Note 12 "Leases" and Note 20 "Commitments and Contingencies" in the consolidated financial statements.
Liabilities associated with uncertain tax positions, including interest and penalties, were estimated at $83.0 million as of December 31, 2022. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid to a government agency.
We did not use special purpose entities and did not have any off-balance sheet financing arrangements during the years ended December 31, 2022, 2021 and 2020.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans, and that the market performance of our shares will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional debt or equity financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, would be sufficient to fund our planned operations and expansion in the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Dividend
QIAGEN has not paid a cash dividend since its inception and does not intend to pay any dividends in the foreseeable future. We intend to retain any earnings for the development of the business.
Credit Rating
QIAGEN currently does not have a rating issued by any credit rating agency.

Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, income taxes, share-based compensation, investments, goodwill and other intangible assets, acquisitions and fair value measurements. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.
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
Share-Based Compensation
Our stock plan, the QIAGEN N.V. 2014 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We grant performance-based stock units subject to performance periods of three years. Thus, the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed. Any increase or decrease in share-based compensation expense resulting from an adjustment in the estimated shares to be released is treated as a cumulative catch-up in the period of adjustment. If any of the assumptions or estimates used change significantly, share-based compensation expense may differ materially from what we have recorded in the current period.
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
Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these estimates are adjusted in the future, our financial position or results of operations could be affected in the period of any change.
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
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business see Note 2 "Effects of New Accounting Pronouncements" of the Notes to the consolidated financial statements included in Item 18.

Perspectives
Global Economic Perspectives for 2023
A number of international organizations point to mounting challenges facing the global economy in 2023, with projections for global growth to slow even more than in 2022. The International Monetary Fund (IMF), for example, projects growth to fall from 3.4% in 2022 to 2.9% in 2023, while The World Bank projects growth to fall from 2.9% in 2022 to just 1.7% in 2023, almost half the rate it had expected earlier in 2022. The dampened economic outlook reflects monetary policy actions to raise interest rates aimed at containing high inflation rates, while the world economies address worsening financial conditions and continued disruptions from Russia’s invasion of Ukraine. The U.S., the Euro zone and China are all undergoing a period of pronounced economic weakness, and the resulting spillovers are exacerbating other headwinds faced by emerging market and developing economies (EMDEs). The recovery from the recessionary conditions created by the COVID-19 pandemic is far from complete, and investment to support growth in EMDEs is expected to remain below the average levels seen in the past two decades. Global prospects are also becoming increasingly imbalanced, with the major Asian emerging-market economies accounting for close to 75% of global GDP growth in 2023, reflecting their projected steady expansion against the anticipated slowdowns in the U.S. and Europe. Headline consumer price inflation rates in the major advanced economies are projected to moderate from about 6% in 2022 to approximately 4-5% in 2023, according to international organizations. However, the pace of this decline will vary across countries and is difficult to predict based on current conditions.
Industry Perspectives for 2023
After a period of significant growth due to the impact of the COVID-19 pandemic in recent years, the Life Science and Molecular Diagnostics industries are expected to face in 2023 a year of overall declining sales as the decline in demand for testing more than offsets underlying growth driven by sustained demand for molecular research and testing. Research markets largely resumed in 2022 the activities that were curtailed during the pandemic, while the use of molecular diagnostics in clinical healthcare has also returned to pre-pandemic levels. Against this backdrop, industry forecasts call for both of these markets to see sales growth at a mid-single-digit annual pace in the coming years. As innovation once again drives market expansion, QIAGEN intends to grow above this pace thanks to a strong product portfolio and global presence to capture opportunities in growing areas.
QIAGEN Perspectives for 2023
QIAGEN announced an outlook for 2023 (as of February 2023) with expectations for sales solid sales growth in the non-COVID product groups to continue from 2022, but for an ongoing significant decline in COVID-19 product group sales amid a sharp slowdown in demand for testing. The outlook for sales, which implies an overall decline from 2022, takes a prudent view on current macro trends and ongoing volatility in certain regions (e.g., China) while still expecting positive trends in a number of our end-markets. Currency movements against the U.S. Dollar are expected to have an overall neutral impact on a full-year basis, despite an adverse impact in the first half of the year. QIAGEN continues to implement its strategy based on "focus" and "balance." Focus involves our Five Pillars of Growth strategy to make significant investments in the commercialization and development of (1) Sample technologies, (2) QuantiFERON, (3) QIAcuity, (4) NeuMoDx and (5) QIAcuity. Balance involves developing our portfolio to address more than 500,000 customers across the Life Sciences and Molecular Diagnostics, as well as to build out our global presence in markets around the world offering growth potential. In terms of profitability, QIAGEN anticipates earnings per share (EPS) to be below the 2022 level as a result of the reduced sales outlook, as well as investments into the business to support mid-term growth prospects. The outlook provided by QIAGEN in February 2023 does not include any potential acquisitions that could be completed during the year.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Managing Directors and Supervisory Directors are appointed annually for the period beginning on the date following the Annual General Meeting of our shareholders up to and including the date of the Annual General Meeting held in the following year.

The following is a brief summary of the background of each of the Managing Directors and Supervisory Directors for the year ended December 31, 2022 and their ages as of January 31, 2023. References to QIAGEN and the Company in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.
Managing Directors

Thierry Bernard
Chief Executive Officer
Gender: Male

Thierry Bernard, 58, joined QIAGEN in February 2015 to lead the company’s growing presence in molecular diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Previously, Mr. Bernard held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region, and held senior management roles in several other leading international companies. He has been a member of the Board of Directors of T2 Biosystems, Inc., a publicly listed company based in the U.S., since 2020. He is also a member of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona, and has been appointed Conseiller du Commerce Extérieur by the French government.

Roland Sackers
Chief Financial Officer
Gender: Male

Roland Sackers, 54, joined QIAGEN in 1999 as Vice President, Finance; became Chief Financial Officer in 2004, and joined the Managing Board in 2006. From 1995 to 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also a member of the Board of the industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.

Supervisory Directors

Lawrence A. Rosen
Committees: Audit, Nomination & ESG (Chair), Compensation & Human Resources
Gender: Male

Lawrence A. Rosen, 65, joined the Supervisory Board in 2013 and was appointed Chair in 2020. He is Chair of the Nomination & ESG Committee and a member of the Audit Committee and the Compensation & Human Resources Committee. Mr. Rosen also serves on the Supervisory Boards of Lanxess AG and Deutsche Post AG, where he previously was a member of the Board of Management and Chief Financial Officer from 2009 to 2016. He served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA from 2003 to 2009, and earlier as Senior Vice President and Treasurer of Aventis SA in Strasbourg. A U.S. citizen, Mr. Rosen holds a bachelor’s degree from the State University of New York and a master’s in business from the University of Michigan.

Dr. Metin Colpan
Committees: Science & Technology (Chair), Nomination & ESG
Gender: Male

Metin Colpan Ph.D., 68, co-founded QIAGEN and served as its first Chief Executive Officer and a Managing Director from 1985 to 2003. A member of the Supervisory Board since 2004, Dr. Colpan is currently Chair of the Science & Technology Committee and a member of the Nomination & ESG Committee. Prior to co-founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. He has extensive experience in sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his doctorate and master’s degree from the Darmstadt Institute of Technology.

Thomas Ebeling
Committee: Nomination & ESG
Gender: Male

Thomas Ebeling, 63, joined the Supervisory Board in 2021 and serves on the Nomination & ESG Committee. An advisor to various businesses, he previously served as Chief Executive Officer of ProSiebenSat.1 Media SE from 2009 to 2018. He worked for Novartis AG from 1997 to 2008, including as Chief Executive Officer of Novartis Pharmaceuticals and Chief Executive Officer of Novartis Consumer Health. He also has served on the Supervisory Boards of Bayer AG and Lonza Group AG. Mr. Ebeling has a degree in psychology from the University of Hamburg.

Dr. Toralf Haag
Committee: Audit (Chair and Financial Expert)
Gender: Male

Toralf Haag Ph.D., 56, joined the Supervisory Board in 2021 and currently serves as Chair of the Audit Committee. Dr. Haag is Chief Executive Officer and Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a privately held German technology company. Before joining Voith as Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as Chief Financial Officer and Member of the Executive Committee of Lonza Group AG. Dr. Haag earned a degree in business administration from the University of Augsburg and a doctorate from the University of Kiel.

Prof. Dr. Ross L. Levine
Committee: Science & Technology
Gender: Male

Ross L. Levine M.D., 51, joined the Supervisory Board in 2016 and serves on the Science & Technology Committee. In 2021, he became Chair of QIAGEN’s Scientific Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine and an Attending Physician at Memorial Sloan Kettering Cancer Center, and Professor of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor’s degree from Harvard College and his M.D. from The Johns Hopkins University School of Medicine.

Prof. Dr. Elaine Mardis
Committees: Compensation & Human Resources, Science & Technology
Gender: Female

Elaine Mardis Ph.D., 60, joined the Supervisory Board in 2014 and serves on the Science & Technology Committee and the Compensation & Human Resources Committee. Dr. Mardis is Co-Executive Director of the Steve and Cindy Rasmussen Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, Ohio, and Professor of Pediatrics at The Ohio State University College of Medicine. Previously, she was the Robert E. and Louise F. Dunn Distinguished Professor of Medical Sciences at Washington University School of Medicine and President of the American Association for Cancer Research. Dr. Mardis is a scientific advisor to Scorpion Therapeutics LLC, an elected member of the U.S. National Academy of Medicine, and a member of the Board of Directors of Singular Genomics Systems, Inc., a publicly listed company based in the U.S. Dr. Mardis received her bachelor’s degree and doctorate from the University of Oklahoma.

Dr. Eva Pisa
Committees: Compensation & Human Resources
Gender: Female

Eva Pisa Ph.D., 68, joined the Supervisory Board in 2022 and serves on the Compensation & Human Resources Committee. An advisor to several life science and diagnostic companies through her company piMed Consulting, she previously held senior leadership positions in Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to 2007. Dr. Pisa holds a doctorate from the Karolinska Institutet and a master’s in business from Heriot-Watt University.

Elizabeth E. Tallett
Committees: Audit, Compensation & Human Resources (Chair), Nomination & ESG
Gender: Female

Elizabeth E. Tallett, 73, joined the Supervisory Board in 2011. She is Chair of the Compensation & Human Resources Committee and a member of the Audit Committee and the Nomination & ESG Committee. Ms. Tallett is Chair of the Board of Directors of Elevance Health, Inc., and a member of the Board of Directors of Moderna, Inc., both publicly listed companies based in the U.S. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as President and Chief Executive Officer of Transcell Technologies Inc.; President of Centocor Pharmaceuticals; a member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. A founding Board member of the Biotechnology Council of New Jersey, Ms. Tallett received bachelor’s degrees in mathematics and economics from the University of Nottingham.
Supervisory Board composition
The composition of our Supervisory Board is diverse in gender, nationality, background, knowledge and experience. Following best practice 2.1.10 of the Dutch Corporate Governance Code, the Supervisory Board establishes that its members are able to act critically and independently of one another on the Managing Board. To safeguard this, the Supervisory Board is composed in such a way that all its members are independent in the meaning of best practice 2.1.8 of the Dutch Corporate Governance Code. As a result, the Supervisory Board confirms being of the opinion that the independence requirements referred to in best practice 2.1.7 to 2.1.9 inclusive of the Dutch Corporate Governance Code have been fulfilled. The targeted profile of the Supervisory Board is reflected in its regulations, which are published on our website under “Supervisory Board.”

The following table outlines the skills and experience of the current Supervisory Board members:

Key competencies	Lawrence A. Rosen (Chair)	Dr. Metin Colpan	Thomas Ebeling	Dr. Toralf Haag	Prof. Dr. Ross L. Levine	Prof. Dr. Elaine Mardis	Dr. Eva Pisa	Elizabeth E. Tallett
Required
Integrity	•	•	•	•	•	•	•	•
Ethics	•	•	•	•	•	•	•	•
Health	•	•	•	•	•	•	•	•
English language skills	•	•	•	•	•	•	•	•
Experience	•	•	•	•	•	•	•	•

Recommended
U.S. background	•				•	•		•
Entrepreneur		•	•		•		•	•
Corporate management multinational	•	•	•	•			•	•
Currently full-time employed / active				•	•	•
Public reputation	•	•	•	•	•	•	•	•
Academic research		•			•	•
Industrial research		•
Diagnostics markets		•		•		•	•
Capital markets	•	•	•	•				•
Financial management	•			•				•
M&A, business development	•	•	•	•			•	•
Commercial operations		•	•	•			•	•
Public management (e.g., universities)		•			•	•
Regulatory / operations		•	•	•			•	•
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
A copy of the Remuneration Policy for the Managing Board can be found on QIAGEN's website (www.qiagen.com).
Managing Board Compensation for 2022
For the year ended December 31, 2022, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Managing Board Member	Fixed Salary	Variable Cash Bonus	Other (1)	Total	Benefit Plans	Performance Stock Units Granted
Thierry Bernard	$950,000	1,135,400	37,000	$2,122,400	$142,500	110,000
Roland Sackers	$556,500	617,000	40,000	$1,213,500	$114,000	71,000
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
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

Supervisory Board Compensation for 2022
The Supervisory Board compensation for 2022 consists of fixed compensation and additional amounts for Chair and Vice Chair. Annual remuneration of the Supervisory Board members is as follows:

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
Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board in 2022.
The Supervisory Board held seven meetings in 2022. Of these meetings, five were held in person and two were held virtually. All Managing Board members were present for the Supervisory Board meetings in 2022. Members of senior management are regularly invited to these meetings to provide updates on topics within their area of expertise. This gives the Supervisory Board the opportunity to get acquainted with a variety of managers across QIAGEN, which the Supervisory Board considers very useful in connection with its talent management and succession planning activities.
The following table outlines the committee membership and meetings attended in 2022:

Meeting Attendance
	Supervisory Board	Audit Committee	Compensation & Human Resources Committee	Nomination & ESG Committee	Science & Technology Committee
Lawrence A. Rosen	7/7	6/7	4/4	5/5 (Chair)
Dr. Metin Colpan	7/7			4/5	4/4 (Chair)
Thomas Ebeling	7/7			5/5
Dr. Toralf Haag	7/7	7/7 (Chair)
Dr. Ross L. Levine	7/7				4/4
Dr. Elaine Mardis	7/7		4/4		4/4
Dr. Eva Pisa(1)	4/4		2/2
Elizabeth E. Tallett	7/7	7/7	4/4 (Chair)	5/5
(1)Dr. Eva Pisa joined the Supervisory Board in June 2022.
The Supervisory Board meetings and the Supervisory Board committee meetings are held over a number of days, ensuring there is time for review and discussion. At each meeting, the Supervisory Board members discuss among themselves the goals and outcome of the meeting, as well as topics such as the functioning and composition of the Supervisory Board and the Managing Board.

In 2022, the Supervisory Board worked with an international consulting company to undertake an extensive benchmarking of the Supervisory Board, its composition and the way it operates. This assessment showed QIAGEN has ranking among the top five companies in the DAX-40 index in terms diversity and independence, range of experience, age and tenure, and the effectiveness of committee work and Board meetings. The benchmarking also included extensive interviews with each member of the Supervisory Board and Managing Board, as well as a joint session to review the outcomes.
For the year ended December 31, 2022, members of the Supervisory Board received the following compensation:

Supervisory Board Member	Fixed Remuneration	Committee Chair	Committee Membership	Total (1)	Restricted Stock Units
Lawrence A. Rosen	$150,000	18,000	26,000	$194,000	6,980
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	6,980
Thomas Ebeling	$57,500	—	11,000	$68,500	6,980
Dr. Toralf Haag	$57,500	25,000	—	$82,500	6,980
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	6,980
Dr. Elaine Mardis	$57,500	—	22,000	$79,500	6,980
Dr. Eva Pisa(2)	$28,750	—	5,500	$34,250	—
Elizabeth E. Tallett	$57,500	18,000	26,000	$101,500	6,980
(1)Supervisory Board members are reimbursed for travel costs and for any value added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
(2)Dr. Eva Pisa joined the Supervisory Board in June 2022, and was not eligible for the equity grant for 2022.
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

The committees were comprised of the following members in 2022:

Supervisory Board Member	Audit Committee	Compensation & Human Resources Committee	Nomination & ESG Committee	Science & Technology Committee
Lawrence A. Rosen	•	•	• (Chair)
Dr. Metin Colpan			•	• (Chair)
Thomas Ebeling			•
Dr. Toralf Haag	• (Chair)
Dr. Ross L. Levine				•
Dr. Elaine Mardis		•		•
Dr. Eva Pisa		•
Elizabeth E. Tallett	•	• (Chair)	•
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

The Audit Committee met seven times in 2022 and also met with the external auditor excluding members of the Managing Board in November 2022.
Compensation & Human Resources Committee
The Compensation & Human Resources Committee consists of four members appointed annually by the Supervisory Board for one-year terms. Its primary duties and responsibilities include, among other things:
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

This Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation & Human Resources Committee met four times in 2022.
Nomination & ESG Committee
The Nomination & ESG Committee consists of four members appointed by the Supervisory Board annually for one-year terms. Its primarily responsibilities include, among other things:
•preparing selection criteria and appointment procedures for members of the Supervisory Board and Managing Board; and
•conducting periodic evaluations of QIAGEN's ESG policies and related public disclosures.
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
The Nomination & ESG committee met five times in 2022.

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

The Science & Technology Committee provides understanding, clarification and validation of the fundamental technical basis of our businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters. Additionally, the Committee guides the Managing Board to ensure that QIAGEN can develop and leverage powerful, world-class science to create value for our stakeholders, including shareholders. The Science & Technology Committee met four times in 2022.
Share Ownership
The following table sets forth certain information as of January 31, 2023 concerning the ownership of Common Shares by members of the Managing Board and Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Thierry Bernard, United States	136,501	(3)	*
Roland Sackers, Germany	220,000	(4)	*
Dr. Metin Colpan, Germany	418,728	(5)	*
Thomas Ebeling, Germany	—		—
Dr. Toralf Haag, Germany	700		*
Dr. Ross L. Levine, United States	8,720	(6)	*
Dr. Elaine Mardis, United States	—	(7)	—
Dr. Eva Pisa, Switzerland	—		—
Lawrence A. Rosen, United States	5,504	(8)	*
Elizabeth Tallett, United States	40,097	(9)	*
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2023.
(1)The number of Common Shares outstanding as of January 31, 2023 was 227,717,404. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)Does not include Common Shares subject to options or awards held by such persons as of January 31, 2023. See footnotes below for information regarding stock awards that could become releasable within 60 days of the date of this table.
(3)Does not include 93,950 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)Does not include 122,307 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)Includes 357,893 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder. Does not include 9,690 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)Does not include 9,690 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7)Does not include 9,690 shares issuable upon the release of unvested stock awards that could become released within 60 days from the date of this table.
(8)Does not include 9,690 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)Does not include 9,690 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
Employees
The following tables provide information on the number of employees by geographical region and main category of activity as of December 31, 2022, 2021 and 2020:

	2022	2021	2020
Americas	1,370	1,384	1,328
Europe, Middle East & Africa	3,558	3,389	3,059
Asia Pacific, Japan and Rest of World	1,250	1,255	1,223
Total	6,178	6,028	5,610

	2022	2021	2020
Production	29%	30%	28%
Research & Development	17%	16%	16%
Sales	37%	37%	39%
Marketing	6%	6%	6%
Administration	11%	11%	11%
Total	100%	100%	100%
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
Depending on local law and custom, there are different types of employment ranging from long-term fixed contracts to temporary positions, also including flexible time and programs for parents returning from childcare. In 2022, part-time employees represented 4.7% of our workforce and temporary employees with a fixed-term work contract represented 9.4%.
Management believes that its relations with regional labor unions and employees are good.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 11.8 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2022.

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
As of January 31, 2023, there were 4.3 million stock unit awards outstanding as of January 31, 2023. These awards will be released between February 21, 2023 and May 31, 2028. As of January 31, 2023, 0.8 million stock unit awards were held by the officers and directors of QIAGEN, as a group.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States and United Kingdom	31,387,626	(2)	13.78%
Massachusetts Financial Services Company, United States and Canada	20,855,701	(3)	9.16%
(1)The percentage ownership was calculated based on 227,716,433 Common Shares outstanding as of December 31, 2022.
(2)Of the 31,387,626 shares attributed to BlackRock, Inc., it has sole voting power over 29,981,456 and sole dispositive power over all 31,387,626 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 23, 2023, which reported ownership as of December 31, 2022.
(3)Of the 20,855,701 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 17,487,819 and sole dispositive power over all 20,855,701 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 8, 2023, which reported ownership as of December 31, 2022.

Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2023, there were 70 identified shareholders of record of our Common Shares, and represent only a small share of our overall shareholder base.
Control of Registrant
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 31, 2023, the officers and directors of QIAGEN as a group beneficially owned 0.8 million Common Shares, or 0.4% of the then outstanding Common Shares.
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. QIAGEN GmbH, our subsidiary located in Hilden, Germany, has conducted limited business with certain Iranian and Syrian entities consisting of sales for our consumables and instrumentation products. In 2022, sales to Iran totaled $0.9 million, or approximately 0.04% of our consolidated net sales, and were primarily for consumables labelled for use in diagnostic testing for tuberculosis (QuantiFERON tests) and the detection of amniotic fluid (AmniSure ROM test). These transactions were processed through two distributors and under general license by the Office of Foreign Assets Control (OFAC) for Medicine and Medical Devices and in compliance with German and European Union customs regulations and do not include any products that are “dual-use” products or products requiring special clearance from the German customs authorities. There were no sales to Syria in 2022.
Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the Act) requires us to include the following disclosures in this Annual Report. U.S. affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and 13382. No business has been transacted with the Governments of Iran or Syria as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010.
In light of the nature of the products concerned, we do not currently anticipate any change in activities in Iran that would result in a material impact on QIAGEN. We do not have any employees in Iran or Syria.

Item 9. The Offer and Listing
Market Environment
Global stock markets suffered the worst year in 2022 since the 2008 financial crisis. A somewhat bullish initial outlook for the year was quickly reversed due to a number of factors in the early months of the year - in particular the geopolitical crisis created by Russia invading Ukraine. The shock effects led to inflation reaching 40-year highs, and prompting central banks around the world to quickly tighten monetary policy by raising interest rates from a long period of historically low levels. All three major U.S. indices ended 2022 with losses, marking the first year of an annual decline in several years. The Dow Jones Industrial Average fared best, closing down 8.8%. The S&P 500 dropped 19.4% and the Nasdaq 100 Index fell 33.0%. Among the indices in which QIAGEN is a member in Germany, the blue-chip DAX-40 Index declined 12.3%, while the TecDAX Index of the country's top technology companies closed down 25.5% on the year.
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
Share Price and Liquidity
QIAGEN’s share price fared much better than the declines seen in market indices in the U.S. and Germany, decreasing 10.3% in U.S. dollars to $49.87 on the NYSE and declining 4.0% in euros to EUR 47.01 on the Frankfurt Stock Exchange (XETRA) in 2022. Our shares continued to offer high liquidity, with average daily trading volume of approximately 1.4 million in 2022 (about 0.9 million on the NYSE and other U.S. trading venues, and about 0.5 million on the Frankfurt Stock Exchange (XETRA) and other German exchanges). QIAGEN continued its commitment to disciplined capital allocation and shareholder returns. As of December 31, 2022, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 99%.
Shareholder Structure
QIAGEN has a global investor base comprised of more than 500 identified institutional investors, with about 47% in North America, about 48% in Europe and the remaining shares held in the rest of the world. Members of the Managing Board and the Supervisory Board, in total, owned less than 1% of QIAGEN’s outstanding common shares at the end of 2022.

Key Share Data

2022
Year-end market capitalization (in $ million)	11,356
Year-end market capitalization (in € million)	10,705

2022 Shareholder Structure by Geography

2%
45%
17%
20%
8%
8%
US
Germany
France
England
Other
Non-Institutional

2022 Shareholder Structure by Investor Type

2%
3%
8%
5%
18%
64%
GARP
Value
Index
Growth
Other
Non-Institutional

Annual Shareholder Meeting
At the Annual General Meeting on June 23, 2022, in Venlo, the Netherlands, shareholders voted on a number of annually recurring items as well as the Remuneration Policy of the Managing Board. Many of the annually recurring items were approved with majorities above 95% of the shares represented at the meeting. Shareholders present or represented at the meeting held approximately 170.4 million shares, or 73.8% of QIAGEN’s approximately 230.8 million issued shares as of the record date for the meeting. Details of attendance and voting results are available at corporate.QIAGEN.com.
Investor Relations and Engagement with Shareholders
QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our performance, strategy and future prospects, as well as our vision and mission. Due to the COVID-19 pandemic, most discussions with investors and other members of the financial community were held virtually during the first half of 2022, but an increasing share of meetings were held in person during the second half of the year. These interactions included individual calls, roadshows and attendance at broker-sponsored investor conferences.

QIAGEN Share Price Development and Average Trading Volume - NYSE 2022

2022
Year-end price	$49.87
High	$55.12
Low	$40.38
Average daily trading volume (in million shares)	0.91

QIAGEN Share Indices and Historic Prices - U.S. NYSE
As of January 10, 2018, our Common Shares began trading on the New York Stock Exchange (NYSE) under the symbol QGEN. Prior to that, from July 3, 2006, until January 9, 2018, our Common Shares were traded on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF.
The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months of our Common Shares on the NYSE and NASDAQ Global Select, as applicable.

	High ($)	Low ($)
Annual:
2018	39.45	30.78
2019	43.16	25.04
2020	55.27	32.97
2021	59.00	45.58
2022	55.12	40.38

	High ($)	Low ($)
Quarterly 2021:
First Quarter	59.00	45.72
Second Quarter	52.83	45.58
Third Quarter	56.91	45.95
Fourth Quarter	58.00	50.08
Quarterly 2022:
First Quarter	55.12	41.32
Second Quarter	50.38	42.44
Third Quarter	50.51	40.49
Fourth Quarter	51.05	40.38
Quarterly 2023:
First Quarter (through March 9)	51.18	45.08

	High ($)	Low ($)
Monthly:
October 2022	46.00	40.38
November 2022	49.77	41.78
December 2022	51.05	48.15
January 2023	51.18	48.42
February 2023	50.78	45.66
March 2023 (through March 9)	46.89	45.08

QIAGEN Share Price Development and Average Trading Volume - Germany Frankfurt Stock Exchange (XETRA) 2022

2022
Year-end price	€47.01
High	€49.37
Low	€37.95
Average daily trading volume (in million shares)	0.54

QIAGEN Share Indices and Historic Prices - Germany
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

	High (EUR)	Low (EUR)
Annual:
2018	34.05	25.22
2019	39.19	22.54
2020	46.95	29.55
2021	51.56	37.38
2022	49.37	37.95

	High (EUR)	Low (EUR)
Quarterly 2021:
First Quarter	46.45	38.84
Second Quarter	44.02	37.38
Third Quarter	48.05	38.73
Fourth Quarter	51.56	43.06
Quarterly 2022:
First Quarter	49.34	37.95
Second Quarter	46.03	39.94
Third Quarter	49.37	41.32
Fourth Quarter	48.26	41.62
Quarterly 2023:
First Quarter (through March 9)	48.36	42.46

	High (EUR)	Low (EUR)
Monthly:
October 2022	46.05	41.62
November 2022	47.77	41.83
December 2022	48.26	45.55
January 2023	48.36	44.60
February 2023	47.72	43.38
March 2023 (through March 9)	44.33	42.46
Item 10. Additional Information
Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on July 8, 2021 (the Articles), and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code, (the Dutch Code 2016), which contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for long-term value creation, risk control, effective management and supervision, remuneration and the relationship with Shareholders, including the General Meeting, and other stakeholders. A listed company should either comply, or if not, explain in its management report why and to what extent it does not comply, with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.
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
Managing Directors
QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The Managing Board is responsible for our continuity and our affiliated enterprise. The Managing Board focuses on our long-term value creation and our affiliated enterprise, and takes into account our stakeholders' interests that are relevant in this context, which include but are not limited to our shareholders. Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a Managing Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management board rules governing the internal organization of the Managing Board.
Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of service of the Managing Directors within the scope of the remuneration policy. The current remuneration policy of the Managing Board was adopted in our Annual General Meeting on June 29, 2021.
Resolutions of the Managing Board shall be validly adopted, if adopted by simple majority of votes, at least one of whom voting in favor of the proposal must be the Chairman. Each Managing Director has the right to cast one vote.
Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us and our business on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all Managing Directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on the matter. According to the Dutch Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing Director, whether there is a conflict of interest. All transactions in which there are conflicts of interest with Managing Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Managing Director concerned, require the approval of the Supervisory Board. All transactions in which there are conflicts of interest with Managing Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Managing Director concerned, require the approval of the Supervisory Board.

Supervisory Directors
The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve the interests of our Company and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting, provided that the number of Supervisory Directors that may be appointed in this manner is limited to one-third of the number of Supervisory Directors determined by the Joint Meeting. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation.
Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chairman of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. All transactions in which there are conflicts of interest with Supervisory Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.
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
Liability towards QIAGEN
Failure of a Managing Director or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing Director or Supervisory Director must be deemed to have been grossly negligent. Managing Directors are jointly and severally liable for failure of the Managing Board as a whole, but an individual Managing Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences. Supervisory Directors are jointly and severally liable for failure of the Supervisory Board as a whole, but an individual Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.
Liability for Misrepresentation in Annual Accounts
Managing Directors and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, management commentary or interim statements of QIAGEN, although a Managing Director or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing Director or Supervisory Director may be found to be criminally liable if he or she deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.
Tort Liability
Under Dutch law, there can be liability if one has committed a tort (onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care towards a third party is generally considered to be a tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing Director or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing Directors or Supervisory Directors.
Criminal Liability
Under Dutch law, if a legal entity has committed a criminal offense, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act.
Indemnification
Article 27 of our Articles provides that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. An exception is made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us.
Classes of Shares
The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.
Common Shares
Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in either our shareholders register with American Stock Transfer & Trust Company, our transfer agent and registrar in New York, or our shareholder register with TMF Fund Services B.V., Westblaak 89, 3012 KG Rotterdam, the Netherlands.
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
Pursuant to our Articles, QIAGEN’s Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General Meeting, to resolve to issue Preference Shares in the event that (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding, or (ii) the Supervisory Board has determined a person to be an “adverse person”. For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial, which must be at least 10% of the issued share capital, and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently the Supervisory Board has not been designated to issue Preference Shares.
On August 2, 2004, we entered into an agreement (Option Agreement) with Stichting Preferente Aandelen QIAGEN (SPAQ) which was most recently amended on June 4, 2012. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. SPAQ may exercise its right to acquire the Preference Shares in all situations that it believes that our interest or our stakeholders' interests are at risk (which situations include but are not limited to (i) receipt of a notification from the Managing Board that a takeover is imminent, and (ii) receipt of a notification from the Managing Board that one or more activist shareholders take a position that is not in the interest of QIAGEN, our shareholders or our other stakeholders), provided that the conditions mentioned in the previous paragraph have been met. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.
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
Pre-emptive Rights
Under our Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to employees of the Company or one of our group companies. Under our Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the Supervisory Board's authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.
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
On June 23, 2022, the General Meeting resolved to authorize the Supervisory Board until December 23, 2023, to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of 50% of the shares issued and outstanding in the capital of the Company as of December 31, 2021, as included in the Annual Accounts for Calendar Year 2021.
The General Meeting subsequently resolved to grant the authority to restrict or exclude pre-emptive rights until December 23, 2023. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to (i) no more than 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2021.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 23, 2022, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 23, 2022, until December 23, 2023, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one euro cent (euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
Synthetic Share Repurchase
During the Annual General Meeting held on June 23, 2022, the General Meeting approved a proposal to allow the Managing Board, subject to the approval of the Supervisory Board, to adjust the Company's capital structure and to repay capital to our shareholders via a synthetic share repurchase within predetermined boundaries.
To date, this proposal has not been implemented. If a decision is made to take such action, the key consequences of the synthetic share repurchase will be that: (i) an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, an amount of up to a maximum $300 million will be paid to our shareholders as a capital repayment, and (ii) the number of outstanding Common Shares will at least be decreased by a number of Common Shares approximately equal to the number of Common Shares that the Company, theoretically, could have repurchased for the aggregate amount repaid to our shareholders.
The Managing Board has full discretionary power not to, or, subject to the approval of the Supervisory Board, to implement the synthetic share repurchase. Furthermore, if the synthetic share repurchase were to be implemented, the Managing Board, with the approval of the Supervisory Board, will have the full discretionary power to determine when the synthetic share repurchase will be implemented and what the record date and the payment date(s) will be, provided that the proposed amendments to our Articles cannot be effected after 18 months from the date of the Annual General Meeting held in 2022 (i.e., until December 23, 2023).
For more information on the synthetic share repurchase, we refer to the explanatory notes to agenda item 14 in the proxy statement relating to the Annual General Meeting of June 23, 2022.

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
Cancellation of Fractional Common Shares
Currently, the Company holds fractional Common Shares, and as part of the potential synthetic share repurchase described above, if implemented, the Company may acquire additional fractional Common Shares. In an effort to, as much as possible, clean up the composition of the Company's share capital, the General Meeting resolved to reduce the issued share capital of the Company by cancelling all fractional Common Shares (i) the Company holds in its own capital at the date of the 2022 Annual General Meeting, and (ii) the Company will hold in its own capital as a result of the synthetic share repurchase described above, if implemented, and the execution of certain steps making-whole the then issued and outstanding fractional Common Shares. The cancellation may be implemented in one or more tranches, at the discretion of the Managing Board.
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
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 23, 2022, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2022.
Dividends and Other Distributions
Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and called-up and any reserves required by Dutch law or our Articles.
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
The Managing Board may, with due observance of Article 2:105 of the Dutch Civil Code and with the approval of the Supervisory Board, distribute an interim dividend, if and to the extent that the profits so permit. Interim dividends may be distributed on one class of shares only.
The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of shares.
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
Shareholder Meetings, Voting Rights and Other Shareholder Rights
The Annual General Meeting is required to be held within six months after the end of each financial year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing Board and Supervisory Board.
Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon a request to the Managing Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the Boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the Boards do not timely comply with the request, but only if and to the extent authorized thereto by a Dutch court in accordance with the laws of the Netherlands.
General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given in such manner as shall be authorized by law including but not limited to an announcement published by electronic means no later than the forty-second day prior to day of the general meeting. The notice will contain the agenda for the meeting or the notice is published along with the agenda.
The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least three hundredth part of the issued share capital may request QIAGEN not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects in the notice convening a meeting. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.
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
No Derivative Actions; Right to Request Independent Inquiry
Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders, acting alone or together, holding at least one-tenth of our issued capital, or shares representing an aggregate nominal value of EUR 225,000, in nominal value of our shares may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Chamber of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Enterprise Chamber to order certain measures such as a suspension or annulment of resolutions.

Dissolution and Liquidation
The General Meeting may resolve to dissolve QIAGEN upon the proposal of the Supervisory Board. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall upon the proposal of the Supervisory Board determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation.
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

Dividend Withholding Tax
General
Upon distribution of dividends, we are obligated to withhold 15% dividend tax at source and to pay the amount withheld to the Netherlands taxing authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of the Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity instruments for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax, unless derived from our paid-in share premium that is recognized as equity for Netherlands tax purposes.
No dividend withholding tax should apply on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates. A disposition of our Common Shares to QIAGEN or to our affiliates should in general be subject to withholding tax.
A domestic exemption from Netherlands dividend withholding tax may apply when dividends are paid to a corporate Shareholder that owns 5% or more of the nominal paid-up share capital and qualifies as a beneficial owner and is solely resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax convention that includes a dividend article. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose or one of the main purposes to avoid tax for another person and the structure is considered artificial (i.e., not put into place for valid commercial reasons that reflect economic reality). This domestic exemption may under conditions further not apply in case of hybrid mismatches.
A corporate Shareholder may also be eligible for relief of Netherlands dividend withholding tax under Netherlands tax law, or under a tax convention that is in force between the country of residence of the Shareholder and the Netherlands.
Specific for U.S. Shareholders
The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot benefit from the Dutch domestic exemption (as explained above), withholding tax on dividends may still be reduced to 5% or 0% if the recipient is entitled to benefits under the Tax Convention between the Netherlands and the United States (the Convention), and the relevant specific conditions are met. Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the Convention.
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
b.the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in the Netherlands tax law) in our share capital or, in case of an individual, such a substantial interest, such interest is a “business asset,” or, in case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose or one of the main purposes to avoid Netherlands income tax for another person or cannot be considered artificial. An arrangement or series of arrangements are considered artificial to the extent not put in place for valid commercial reasons that reflect economic reality; and
c.the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in the Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest (“aanmerkelijk belang”) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the issued capital of (a class of) our shares, and does not have the right to acquire 5% or more of the issued capital of (a class of) our shares and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.
There is no all-encompassing definition of the term “business asset”; whether this determination can be made in general depends on the facts presented and in particular on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key motive of his investment in our Shares is not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares.
A non-resident Shareholder that holds a substantial interest in our share capital may be eligible for an exemption or a reduction of Netherlands income tax or corporate income tax under a tax convention.
Specific for U.S. Shareholders
U.S. Shareholders that do not own a substantial interest should not be subject to Dutch Personal Income Tax or Dutch Corporate Income Tax (as explained above). For U.S. Shareholders that do own a substantial interest, Dutch Personal Income Tax or Dutch Corporate Income Tax could be due. However, U.S. Shareholders that are entitled to benefits of the Convention may be eligible for tax relief.
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
United States Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our Common Shares. This summary deals only with our Common Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities; traders that elect to use a mark-to-market method of accounting; pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes and limited liability companies (and investors therein); holders that own our Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment; banks or other financial institutions; individual retirement accounts and other tax-deferred accounts; insurance companies; tax-exempt organizations; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders subject to the alternative minimum tax; holders that acquired our Common Shares in a compensatory transaction; holders subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement; or holders that have owned or will (directly, indirectly or constructively) own 10% or more of the total voting power or value of our Common Shares.
This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (IRS) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S. federal income tax consequences (such as the estate and gift tax, the Medicare tax on net investment income, state and local tax, or non-U.S. tax). Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.
As used herein, the term “U.S. Holder” means a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
If an entity or other arrangement classified as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing our Common Shares.
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
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to a reduced rate of tax if certain conditions are met including the following: QIAGEN must not be classified as a "passive foreign investment company" (PFIC) (discussed below), QIAGEN must be a “qualified foreign corporation” (as defined below), the U.S. Holder must satisfy a holding period requirement, and the distribution must not be treated to the U.S. Holder as “investment income” for purposes of the investment interest deduction rules. A “qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends on our Common Shares generally will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally include assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation (the “look-through rule”). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2020, December 31, 2021, and December 31, 2022, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
Interest Rate Risk
We use interest rate derivatives to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Until October 2022, we had interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. Through the use of interest rate derivatives, we had swapped $127.0 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. These outstanding interest rate swaps of $127.0 million matured in October 2022.
At December 31, 2022, we had $730.7 million in cash and cash equivalents as well as $687.6 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $4.5 million.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2022. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2022, we had $1.9 billion in long-term debt of which $236.8 million is floating interest rate debt. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been offset by increased interest income from our variable rate financial assets.
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
Russia's February 2022 invasion of Ukraine and the sanctions imposed in response have led to a decline in the value of the ruble which is expected to remain highly volatile. In 2022, we suspended our activities in Russia. As of April 1, 2022, the results of our subsidiary in Turkey are reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100 percent.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Turkish lira, Brazilian real, Indian rupee, Swiss franc, Canadian dollars and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
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
Credit risk
Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.
Credit risk is managed on a Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.
Counterparty risk
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into all derivative agreements, with the exception of the Call Spread Overlay, under master agreement which allow us to manage the exposure with the respective counterparty on a net basis. Most of these master agreements, include bilateral collateral agreements.
Commodities
We have exposure to price risk related to anticipated purchases of certain commodities used as raw materials in our business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on earnings. However, in 2022, the volatility in product availability and pricing drastically increased compared to previous years and we expect some level of market constraints to continue in 2023.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this Annual Report. Based on that evaluation, they concluded that as of December 31, 2022, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2022, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2022, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Their reports are included in this Annual Report on Form 20-F beginning on page F-1.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2022	2021
Audit fees	$2.8	$3.0
Consolidated financial statements	2.1	2.4
Statutory financial statements	0.7	0.6
Audit-related fees	—	—
Tax fees	0.3	0.3
All other fees	—	—
Total	$3.1	$3.3
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
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the Company), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.
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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2022. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Further information on our Managing Directors can be found in Item 6 of this Annual Report.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2022, the Supervisory Board had ten meetings, all with the attendance of the Managing Board, and five of which were held in person. The Supervisory Board meets in the absence of the Managing Board for select topics at every regular meeting. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has established an Audit Committee, a Compensation & Human Resources Committee, a Nomination & ESG Committee and a Science & Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

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
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. In 2022, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
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

Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least 10% of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2022.
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
Independence
Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board Members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g., prior employment with the Company, receiving personal financial compensation from the Company, or an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases, the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions.
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General Meeting in 2022, KPMG Accountants N.V. was appointed as external auditor for the Company for the 2022 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2022, contained in this annual report.
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
The following provides an overview of exceptions that we have identified:
1.    Best practice provision 2.2.2 recommends that a Supervisory Board member is appointed for a period of four years and may then be reappointed once for another four-year period. The Supervisory Board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years.
Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Dr. Metin Colpan joined the Supervisory Board in 2004, while Ms. Elizabeth Tallett has been a Supervisory Board member since 2011 and Mr. Lawrence A. Rosen since 2013. Dr. Colpan brings extensive contributions to the Supervisory Board based on his in-depth scientific and commercial experience, and above all his role as a co-founder of QIAGEN. He has also served as a board member for various other healthcare industry companies, which provides unique perspectives and valuable contributions to the discussions of our Board. Ms. Tallett has executive- and board-level experience at a number of international companies, in particular in the pharmaceutical and biotechnology industries. Areas of expertise include international operations, mergers and acquisitions, strategic planning, marketing, product development, talent management and executive compensation. Mr. Rosen is a highly experienced executive who has served at the highest levels of various publicly-listed multinational companies, including Deutsche Post AG, Fresenius Medical Care AG & Co. KGaA and Aventis SA. He contributes to the profile of the Supervisory Board with his knowledge and cross-border expertise developed during a career working primarily in Europe and outside his home country of the United States. Key areas in which Mr. Rosen contributes his expertise include finance, strategy, mergers and acquisitions, investor relations, corporate governance and engagement with the capital markets. QIAGEN highly values and appreciates the full engagement of Dr. Colpan, Ms. Tallett and Mr. Rosen to the success of our Company, and strongly supports their re-appointment.
2.    Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.
While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. In accordance with the Dutch Gender Diversity Bill, we have set gender balance targets that we consider appropriate and ambitious as disclosed in our Diversity Policy. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethnic background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2022, our multicultural workforce was composed of at least 90 nationalities with an average age of 39.5. With 50% women, we are well balanced in terms of gender on an aggregate level. Information on the composition of our Managing Board and Supervisory Board can be found in Item 6.
3.    Best practice provision 3.1.2 vi recommends that when formulating the remuneration policy, it should be considered that shares awarded to members of the Management Board should be held for a period of at least five years
Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e., long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after February 2018 vest 40% after three years, 60% after five years. Beginning in February 2021, grants of performance stock units vest after three years.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
See pages F-1 through F-58 included herein.

(A)The following financial statements, together with the reports of KPMG thereon, are filed as part of this annual report:

Item 19. Exhibits

1.1	Articles of Association as confirmed by notarial deed as of July 8, 2021 (English translation) (Filed as Exhibit 1.1) (1)

2.1	$400 Million Note Purchase Agreement dated as of October 16, 2012 (Filed as Exhibit 2.9) (2)

2.2	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017 (Filed as Exhibit 2.11) (3)

2.3	2023 Bonds Indenture dated September 13, 2017 (Filed as Exhibit 2.13) (3)

2.4	2023 Form of Warrant Confirmation dated September 6, 2017 (Filed as Exhibit 2.14) (3)

2.5	2023 Form of Bond Hedge Confirmation dated September 6, 2017 (Filed as Exhibit 2.15) (3)

2.6	2024 Bonds Indenture dated November 13, 2018 (Filed as Exhibit 2.17) (4)

2.7	2024 Form of Warrant Confirmation dated November 6, 2018 (Filed as Exhibit 2.18) (4)

2.8	2024 Form of Bond Hedge Confirmation dated November 6, 2018 (Filed as Exhibit 2.19) (4)

2.9	Description of Securities (Filed as Exhibit 2.12) (5)

2.10	Global Bearer Bond Representing Convertible Bonds due 2027 dated as of December 17, 2020 (Filed as Exhibit 2.12) (6)

2.11	Purchase Agent Agreement dated as of December 10, 2020 (Filed as Exhibit 2.13) (6)

2.12	Subscription Agreement dated as of December 10, 2020 (Filed as Exhibit 2.14) (6)

*2.13	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of July 13, 2022

*2.14	Namensschuldverschreibungen Agreement dated as of August 16, 2022

4.1	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1) (7)

4.2	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1) (8)

*8.1	List of Subsidiaries

*12.1	Certification under Section 302; Thierry Bernard, Managing Director and Chief Executive Officer

*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Thierry Bernard, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*101	Inline XBRL Interactive Data File

*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Filed herewith.

(1)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 14, 2022.
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
(8)Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 10, 2023
		By:	/s/ Thierry Bernard
Thierry Bernard, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, in 2021, the Company changed its method of accounting for convertible instruments due to the adoption of ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.
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

Assessment of unrecognized tax benefits
As discussed in Note 17 to the consolidated financial statements, the Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related income tax exposures. The Company initially recognizes and subsequently measures the unrecognized tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the taxing authorities. As at December 31, 2022, the Company recorded unrecognized tax benefits of $79.3 million.
We identified the assessment of unrecognized tax benefits as a critical audit matter. Complex auditor judgment and specialized skills and knowledge were required in evaluating the Company’s interpretation and application of tax laws in the jurisdictions where it operates and its estimate of the resolution of the tax position.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s unrecognized tax benefit process, including controls related to (1) its interpretation and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and (2) its determination of the estimate for the associated unrecognized tax benefit. We inspected the Company’s legal composition to identify and assess changes in operating structures and financing arrangements. We inquired of the Company’s tax department in combination with inspecting correspondence with the responsible taxing authorities with respect to the results of inspections by taxing authorities. We involved tax and transfer pricing professionals with specialized skills and knowledge, who assisted in:
–analyzing the Company’s interpretation and application of multi-jurisdictional income tax laws, and changes thereto, and its impact on the unrecognized tax benefit by reading advice obtained from the Company’s external specialists
–inspecting the lapse of statute of limitations and settlements with taxing authorities over a selection of unrecognized tax benefits to evaluate the amount in the settlement documents compared to the unrecognized tax benefit, and
–inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2015.
Düsseldorf, Germany
March 10, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2023 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 10, 2023

Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

		As of December 31,
(in thousands)	Notes	2022	2021
Assets
Current assets:
Cash and cash equivalents	(3)	$730,669	$880,516
Short-term investments	(7)	687,597	184,785
Accounts receivable, net of allowance for credit losses of $22,880 and $23,124, respectively	(3, 24)	323,750	362,131
Inventories, net	(3)	357,960	327,525
Prepaid expenses and other current assets (of which $11,929 and $16,956 due from related parties, respectively)	(8, 24)	293,976	354,645
Total current assets		2,393,952	2,109,602
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $502,967 and $632,416, respectively	(9)	662,170	638,183
Goodwill	(11)	2,352,569	2,350,763
Intangible assets, net of accumulated amortization of $727,691 and $806,787, respectively	(11)	544,796	627,436
Fair value of derivative instruments - long-term	(14)	131,354	190,430
Other long-term assets	(10, 12, 17)	202,894	230,540
Total long-term assets		3,893,783	4,037,352
Total assets		$6,287,735	$6,146,954
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

		As of December 31,
(in thousands, except par value)	Notes	2022	2021
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$389,552	$847,626
Accounts payable	(24)	98,734	101,224
Accrued and other current liabilities	(13, 24)	486,237	568,620
Total current liabilities		974,523	1,517,470
Long-term liabilities:
Long-term debt, net of current portion	(16)	1,471,898	1,094,144
Fair value of derivative instruments - long-term	(14)	156,718	191,879
Other long-term liabilities	(10, 12, 15,17)	217,985	246,911
Total long-term liabilities		1,846,601	1,532,934
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—230,829 shares		2,702	2,702
Additional paid-in capital		1,868,015	1,818,508
Retained earnings		2,160,173	1,791,740
Accumulated other comprehensive loss	(18)	(404,091)	(326,670)
Less treasury shares, at cost—3,113 and 3,755 shares, respectively	(18)	(160,188)	(189,730)
Total equity		3,466,611	3,096,550
Total liabilities and equity		$6,287,735	$6,146,954
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Income

		Years ended December 31,
(in thousands, except par value)	Notes	2022	2021	2020
Net sales	(3, 4, 24)	$2,141,518	$2,251,657	$1,870,346
Cost of sales:
Cost of sales		696,472	733,719	574,467
Acquisition-related intangible amortization		60,483	67,118	63,164
Total cost of sales		756,955	800,837	637,631
Gross profit		1,384,563	1,450,820	1,232,715
Operating expenses:
Research and development	(3)	189,859	189,964	149,072
Sales and marketing		474,220	456,392	413,684
General and administrative	(3)	129,725	128,076	111,678
Acquisition-related intangible amortization		14,531	18,542	20,811
Restructuring, acquisition, integration and other, net	(1, 3, 6)	44,768	27,762	151,039
Total operating expenses		853,103	820,736	846,284
Income from operations		531,460	630,084	386,431
Other income (expense):
Interest income		32,757	9,555	10,032
Interest expense		(58,357)	(54,477)	(71,317)
Other income, net	(6)	6,741	40,671	114,326
Total other (expense) income, net		(18,859)	(4,251)	53,041
Income before income tax expense		512,601	625,833	439,472
Income tax expense	(3, 17)	89,390	113,234	80,284
Net income		$423,211	$512,599	$359,188
Basic earnings per common share	(19)	$1.86	$2.25	$1.57
Diluted earnings per common share	(19)	$1.84	$2.21	$1.53

Weighted-average common shares outstanding:
Basic	(19)	227,577	227,983	228,427
Diluted	(19)	230,136	232,034	234,214
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Comprehensive Income

		Years ended December 31,
(in thousands)	Notes	2022	2021	2020
Net income		$423,211	$512,599	$359,188
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges (net of tax of $0, $0 and $2,845, respectively)	(14)	(24,098)	16,780	(8,536)
Reclassification adjustments on cash flow hedges (net of tax of $0, $0 and $4,666, respectively)	(14)	21,940	(17,010)	13,999
Cash flow hedges, net of tax		(2,158)	(230)	5,463
Net investment hedge	(14)	(14,724)	24,743	(26,442)
Gain (loss) on pension (net of tax of $528, $5 and $16, respectively)		1,233	11	(38)
Foreign currency translation adjustments (net of tax of $854, $1,674 and $946, respectively)		(61,772)	(107,372)	86,814
Total other comprehensive (loss) income		(77,421)	(82,848)	65,797
Comprehensive income		$345,790	$429,751	$424,985
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Total Equity
		Shares	Amount				Shares	Amount
Balance at December 31, 2019		230,829	$2,702	$1,777,017	$1,178,457	($309,619)	(3,077)	($111,966)	$2,536,591
ASC 326 impact of change in accounting policy		—	—	—	(15,074)	—	—	—	(15,074)
Net income		—	—	—	359,188	—	—	—	359,188
Conversion of warrants	(18)	—	—	(7,547)	(22,725)	—	807	30,272	—
Termination of warrants	(18)	—	—	(30,289)	(144,337)	—	—	—	(174,626)
Equity component of convertible debt, net	(16)	—	—	54,052	—	—	—	—	54,052
Total other comprehensive income		—	—	—	—	65,797	—	—	65,797
Purchase of treasury shares	(18)	—	—	—	—	—	(1,346)	(63,995)	(63,995)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(32,418)	—	1,085	40,079	7,661
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(313)	(12,691)	(12,691)
Share-based compensation	(22)	—	—	40,936	—	—	—	—	40,936
Balance at December 31, 2020		230,829	$2,702	$1,834,169	$1,323,091	($243,822)	(2,844)	($118,301)	$2,797,839
ASU 2020-06 impact of change in accounting policy	(2)	—	—	(54,052)	263	—	—	—	(53,789)
Net income		—	—	—	512,599	—	—	—	512,599
Total other comprehensive loss		—	—	—	—	(82,848)	—	—	(82,848)
Purchase of treasury shares	(18)	—	—	—	—	—	(1,891)	(99,987)	(99,987)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(44,213)	—	1,441	52,132	7,919
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(461)	(23,574)	(23,574)
Share-based compensation	(22)	—	—	38,391	—	—	—	—	38,391
Balance at December 31, 2021		230,829	$2,702	$1,818,508	$1,791,740	($326,670)	(3,755)	($189,730)	$3,096,550
Net income		—	—	—	423,211	—	—	—	423,211
Total other comprehensive loss		—	—	—	—	(77,421)	—	—	(77,421)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(54,778)	—	1,171	54,899	121
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(529)	(25,357)	(25,357)
Share-based compensation	(22)	—	—	49,507	—	—	—	—	49,507
Balance at December 31, 2022		230,829	$2,702	$1,868,015	$2,160,173	($404,091)	(3,113)	($160,188)	$3,466,611
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

		Years ended December 31,
(in thousands)	Notes	2022	2021	2020
Cash flows from operating activities:
Net income		$423,211	$512,599	$359,188
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		208,397	214,931	205,014
Non-cash impairments	(6)	12,970	—	1,432
Amortization of debt discount and issuance costs		33,701	32,294	42,318
Share-based compensation expense	(22)	49,507	38,391	40,936
Deferred tax benefit	(17)	(9,603)	(5,288)	(6,706)
Loss (gain) on marketable securities		6,230	6,550	(1,992)
Gain on sale of investment	(10)	—	(36,086)	(121,813)
Other items, net including fair value changes in derivatives		22,732	5,622	11,696
Net changes in operating assets and liabilities:
Accounts receivable	(3)	15,451	(7,402)	(14,711)
Inventories	(3)	(61,950)	(81,803)	(107,573)
Prepaid expenses and other current assets	(8)	58,999	13,918	1,061
Other long-term assets		(2,025)	1,400	316
Accounts payable		(1,756)	(5,975)	8,442
Accrued and other current liabilities	(13)	(17,837)	(71,681)	(22,141)
Income taxes	(17)	(21,894)	(12,832)	4,682
Other long-term liabilities		(869)	34,363	57,657
Net cash provided by operating activities		715,264	639,001	457,806
Cash flows from investing activities:
Purchases of property, plant and equipment		(129,224)	(189,904)	(132,787)
Purchases of intangible assets	(11)	(20,112)	(16,630)	(171,450)
(Purchases of) proceeds from investments, net	(10)	(1,156)	(2,645)	25,638
Cash paid for acquisitions, net of cash acquired	(5)	(63,651)	—	(239,572)
Purchases of short-term investments	(7)	(1,385,929)	(397,650)	(49,770)
Proceeds from redemptions of short-term investments	(7)	883,083	359,560	181,223
Proceeds from divestiture	(5)	—	—	1,845
Cash (paid) received for collateral asset	(14)	(9,881)	44,900	(53,417)
Other investing activities		107	(57)	(4,991)
Net cash used in investing activities		(726,763)	(202,426)	(443,281)

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

		Years ended December 31,
(in thousands)	Notes	2022	2021	2020
Cash flows from financing activities:
Proceeds from short-term debt	(16)	—	—	59,345
Repayment of short-term debt	(16)	—	—	(58,705)
Proceeds from long-term debt, net of issuance costs	(16)	371,452	—	497,646
Repayment of long-term debt	(16)	(480,003)	(41,345)	(296,400)
Payment for termination of warrants	(18)	—	—	(174,627)
Payment of intrinsic value of cash convertible notes	(16)	—	—	(237,438)
Proceeds from exercise of call option related to cash convertible notes	(16)	—	—	239,836
Purchase of treasury shares	(18)	—	(99,987)	(63,995)
Proceeds from issuance of common shares		121	7,919	7,662
Tax withholding related to vesting of stock awards		(25,357)	(23,574)	(13,841)
Cash paid for contingent consideration		(4,572)	—	—
Cash received for collateral liability		12,556	8,600	—
Other financing activities		—	(1,979)	(9,610)
Net cash used in financing activities		(125,803)	(150,366)	(50,127)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(12,545)	(3,677)	4,196
Net (decrease) increase in cash, cash equivalents and restricted cash		(149,847)	282,532	(31,406)
Cash, cash equivalents and restricted cash, beginning of period		880,516	597,984	629,390
Cash, cash equivalents and restricted cash, end of period		$730,669	$880,516	$597,984

Supplemental cash flow disclosures:
Cash paid for interest		$23,208	$21,588	$25,351
Cash paid for income taxes, net of refunds		$98,565	$102,083	$42,572

Supplemental disclosure of non-cash investing activities:
Equity securities acquired in non-monetary exchange	(10)	$1,475	$35,705	$122,368
Intangible asset received in exchange for note receivable	(24)	$—	$14,989	$—
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
December 31, 2022
1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2022, we employed approximately 6,200 people in over 35 locations worldwide.
Basis of Presentation
The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.
Beginning April 1, 2022, the results of our subsidiary in Turkey are reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100 percent.
QIAGEN has a subsidiary in Moscow, Russia. Due to uncertainties related to the war in Ukraine, and although not material to our consolidated results of operations, during the year ended December 31, 2022, we recorded a combination of credit losses, write-offs and impairments related to our business in Russia totaling $4.0 million. These charges are included in the line item restructuring, acquisition, integration and other, net in the accompanying consolidated statements of income. We have suspended activities in Russia and also with our former commercial partner in Belarus.
We undertake acquisitions to complement our own internal product development activities. In May 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. The cash consideration, net of cash acquired was $63.7 million. The acquisition was not significant to the overall consolidated financial statements and as of December 31, 2022, the allocation of the purchase price was preliminary. In September 2020, we completed the acquisition of the remaining shares in NeuMoDx Molecular, Inc. (NeuMoDx), a privately-held U.S. company that designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. Accordingly, at the acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.
Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Effects of New Accounting Pronouncements
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in 2022, 2021 and 2020:
Adoption of New Accounting Standards in 2022
ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, creates an exception to the recognition and measurement principles in ASC 805, Business Combinations. The amendments require an acquirer to use the guidance in ASC 606, Revenue from Contracts with Customers, rather than using fair value, when recognizing and measuring contract assets and contract liabilities related to customer contracts assumed in a business combination. We early adopted ASU 2021-08 on January 1, 2022. The amended guidance applies on a prospective basis to business combinations that occur after the adoption date.
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
ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, reduced the number of accounting models for convertible instruments. The ASU also amended diluted earnings per share (EPS) calculations for convertible instruments, which will result in more dilutive EPS results, and also amended the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. ASU 2020-06 was effective for annual periods beginning on January 1, 2022, with earlier adoption on January 1, 2021 permitted. We adopted ASU 2020-06 early on January 1, 2021 and this resulted in a decrease of $54.1 million to additional paid-in capital and an increase of $0.3 million to retained earnings for the conversion feature to the liability for our 2027 Convertible Notes further discussed in Note 16 "Debt".
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

New Accounting Standards Not Yet Adopted
As of December 31, 2022, there are no recently issued but not yet adopted accounting pronouncements that are expected to materially impact our consolidated financial statements.
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
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. While changing conditions regarding the war in Ukraine and the COVID-19 pandemic recovery present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.
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

Foreign Currency Translation
Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other income, net. The net gain or loss on foreign currency transactions was a net gain of $2.7 million in 2022, a net loss of $9.0 million in 2021, and a net loss of $4.1 million in 2020, and is included in other income, net.
The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate
(US$ equivalent for one)	2022	2021	2022	2021	2020
Euro (EUR)	1.0666	1.1326	1.0542	1.1832	1.1411
Pound Sterling (GBP)	1.2026	1.3479	1.2376	1.3758	1.2836
Swiss Franc (CHF)	1.0832	1.0963	1.0486	1.0940	1.0659
Australian Dollar (AUD)	0.6797	0.7253	0.6952	0.7514	0.6905
Canadian Dollar (CAD)	0.7386	0.7869	0.7692	0.7977	0.7463
Japanese Yen (JPY)	0.0076	0.0087	0.0077	0.0091	0.0094
Chinese Yuan (CNY)	0.1450	0.1574	0.1489	0.1550	0.1450
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
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2022, 2021 and 2020, shipping and handling costs totaled $34.4 million, $31.7 million and $32.1 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2022, 2021 and 2020 were $15.8 million, $13.5 million and $9.5 million, respectively.
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
On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the Managing Board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN. On August 13, 2020, QIAGEN announced that Thermo Fisher did not achieve the minimum 66.67% acceptance threshold from QIAGEN shareholders. For the year ended December 31, 2020, we incurred related expenses of $125.5 million, which includes the $95.0 million expense reimbursement which was paid when the minimum acceptance threshold was not met. These costs are recorded within restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income.

Income Taxes
We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred tax assets and liabilities established for the expected future tax consequences resulting from differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial statement carrying amount and the tax bases of assets and liabilities by the enacted tax rates expected to be in effect when such differences are reversed or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the taxing authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the cumulative probability method, assuming the taxing authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties related to income taxes within the income tax expense.
Derivative Instruments
We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currencies or interest rates impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.
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
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than three months at the date of purchase. Cash equivalents are carried at amortized cost which approximates fair value. Cash and cash equivalents as of December 31, 2022 and 2021 were as follows:

(in thousands)	2022	2021
Cash at bank and on hand	$122,314	$235,381
Money market funds	289,394	366,117
Commercial paper	94,828	179,844
Short-term bank deposits	224,133	99,174
Cash and cash equivalents	$730,669	$880,516

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
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the zero coupon convertible debt and the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the U.S. Private Placement were estimated using the changes in the U.S. Treasury rates and the fair value of the German Private Placement is based on an estimation using changes in the euro swap rates.
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
The changes in the allowance for credit losses on accounts receivable and loans and other receivables for the years ended December 31, 2022 and 2021 and in the allowance for doubtful accounts for the year December 31, 2020 are as follows:

	Accounts Receivable			Loans and Other Receivables
(in thousands)	2022	2021	2020	2022	2021	2020
Balance at beginning of year	$23,124	$27,052	$12,115	$5,142	$9,132	$—
ASC 326 adoption impact	—	—	8,089	—	—	11,543
Provisions for expected credit losses	4,483	18	16,439	5,574	2,155	1,325
Deductions from allowance	(2,685)	(1,249)	(9,868)	—	(6,049)	(3,916)
Recoveries collected	—	288	—	—	12	—
Currency translation adjustments and other	(2,042)	(2,985)	277	(118)	(108)	180
Balance at end of year	$22,880	$23,124	$27,052	$10,598	$5,142	$9,132
In 2020, the additions charged to expense include forward-looking expected impacts of the global economic uncertainty caused by COVID-19.
Inventories
Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2022 and 2021:

(in thousands)	2022	2021
Raw materials	$97,613	$94,748
Work in process	85,488	67,679
Finished goods	174,859	165,098
Total inventories, net	$357,960	$327,525
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
Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2022, 2021 and 2020, goodwill has not been impaired.
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

We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. Investment impairments recorded during the year ended December 31, 2020 is discussed in Note 10 "Investments".
Variable Interest Entities
We evaluate at the inception of each arrangement whether we have made an investment in an entity that is considered a variable interest entity (VIE) or if we hold other variable interests in an arrangement that is considered a variable interest entity. We consolidate VIEs when we are the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE as an investment in a non-marketable investment or in accordance with other applicable GAAP.
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
Consumable and Related Revenue
Consumable Products: In the last three years, revenue from consumable product sales has accounted for approximately 80-81% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have either a single performance obligation to transfer a single consumable product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.
Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 6-8% of our net sales.
SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage.
Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses is recognized upfront at the point in time at the later of when the software is made available to the customer and the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
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
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 12-14% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or when title has transferred to the customer. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.
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
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2022, we had $54.5 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.

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
Contract assets as of December 31, 2022 and 2021 totaled $9.8 million and $14.1 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and Software as a Service (SaaS) arrangements. As of December 31, 2022 and 2021, contract liabilities totaled $84.2 million and $74.7 million, respectively, of which $69.0 million and $63.4 million is included in accrued and other current liabilities, respectively, and $15.2 million and $11.3 million in included in other long-term liabilities, respectively. During the years ended December 31, 2022 and 2021, we satisfied the associated performance obligations and recognized revenue of $57.6 million and $54.9 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product type and customer class as shown in the tables below for the years ended December 31, 2022, 2021 and 2020:

(in thousands)	2022	2021	2020
Consumables and related revenues	$1,029,791	$1,027,215	$774,234
Instruments	96,436	116,449	129,742
Molecular Diagnostics	1,126,227	1,143,664	903,976
Consumables and related revenues	859,133	959,093	841,201
Instruments	156,158	148,900	125,169
Life Sciences	1,015,291	1,107,993	966,370
Total	$2,141,518	$2,251,657	$1,870,346
Additionally, we disaggregate our revenue based on the product categories as shown in the tables below for the years ended December 31, 2022, 2021 and 2020:

(in thousands)	2022	2021	2020
Sample technologies	$796,932	$850,636	$803,867
Diagnostic solutions	660,879	638,759	460,757
PCR / Nucleic acid amplification	390,804	433,972	363,552
Genomics / NGS	224,797	245,066	165,570
Other	68,106	83,224	76,600
Total	$2,141,518	$2,251,657	$1,870,346
Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

5. Acquisitions
Business Combinations and Asset Acquisitions
For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired in-process research and development with no alternative future use is charged to expense at the acquisition date.
2023 Business Combinations
On January 3, 2023, we acquired Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 and based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. The cash consideration was $150.0 million, subject to adjustment. The acquisition is not significant to the overall consolidated financial statements.
2022 Business Combinations
In May 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. The cash consideration, net of cash acquired was $63.7 million. The acquisition was not significant to the overall consolidated financial statements and as of December 31, 2022, the allocation of the purchase price was preliminary. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2020 Business Combinations
On September 17, 2020, we completed the acquisition of the remaining 80.1% of NeuMoDx Molecular, Inc. (NeuMoDx) shares, a privately-held U.S. company in which we held a minority interest. NeuMoDx designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. Prior to acquisition, we held a 19.9% investment in NeuMoDx with a carrying value of $41.0 million. The cash consideration for the remaining shares totaled $251.7 million. We incurred $2.5 million acquisition related costs to effect the business combination, of which $1.8 million was incurred during the year ended December 31, 2020, and are included in restructuring, acquisition, integration and other, net.
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

The final purchase price allocation differed from the preliminary purchase price allocation primarily as a result of updates to the acquisition date value of the liability related to acquired litigation, the final valuation and allocation of amounts among the acquired intangible assets as set forth in an independent appraisal, and related deferred tax impacts as follows:

(in thousands)	Final	Preliminary (1)	Difference
Purchase Price:
Cash consideration	$251,730	$251,730	$—
Fair value of minority interest	52,727	52,727	—
	$304,457	$304,457	$—
Net Assets Acquired:
Cash and cash equivalents	$12,291	$12,291	$—
Accounts receivable	5,691	5,691	—
Inventories	20,271	18,866	1,405
Prepaid expenses and other current assets	5,961	5,943	18
Accounts payable	(12,450)	(11,168)	(1,282)
Accruals and other current liabilities	(69,585)	(18,770)	(50,815)
Other long-term liabilities	(4,101)	(4,101)	—
Fixed and other long-term assets	7,076	6,698	378
Developed technology	101,000	119,100	(18,100)
In-process research and development	55,000	64,800	(9,800)
Patents and license rights	770	770	—
Customer backlog	400	900	(500)
Goodwill	191,343	149,877	41,466
Deferred tax asset	30,057	—	30,057
Deferred tax liability on fair value of identifiable intangible assets acquired	(39,267)	(46,440)	7,173
Total	$304,457	$304,457	$—
(1)As of September 30, 2020.
The final purchase price allocation includes $55.0 million for the acquisition date value of the liability related to acquired litigation. The final settlement amount, discussed further in Note 20 "Commitments and Contingencies" was $53.0 million. The $2.0 million difference between the final purchase price allocation and final settlement amount was recorded to restructuring, acquisition, integration and other expense, net in the year ended December 31, 2021. The in-process research and development recognized relates to technologies that remain in development and have not yet obtained regulatory approvals. The technologies within in-process research and development are expected to be completed within the next four years. The weighted average amortization period for the acquired intangibles is 10 years. The goodwill acquired is not deductible for tax purposes.
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

6. Restructuring
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
2022 Restructuring
During the fourth quarter of 2022, we initiated a restructuring plan to discontinue our third-party instrument service business and realign certain management positions in order to improve the overall management structure. The total pre-tax costs are expected to total approximately $8.0 million, of which $5.0 million was incurred during the fourth quarter of 2022 and included $0.4 million recorded in cost of sales related to inventory write downs together with $4.1 million in personnel related costs, $0.5 million in consulting and other costs expensed to restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income.
Of the total cost incurred, $4.6 million remains accrued as of December 31, 2022 in accrued and other current liabilities in the accompanying consolidated balance sheet as summarized in the following table for the restructuring activity:

(in thousands)	Personnel Related	Contract and Other Costs	Total
Cost incurred in 2022	$4,121	$491	$4,612
Foreign currency translation adjustment	24	3	27
Liability at December 31, 2022	$4,145	$494	$4,639
Future pre-tax costs of approximately $3.0 million are expected to be incurred in 2023 primarily are related to personnel and contract termination costs. The plan is expected to be completed by the end of 2023.
7. Short-Term Investments
As of December 31, 2022 and 2021, short-term investments were as follows:

(in thousands)	2022	2021
Commercial paper	$672,597	$139,785
Money market deposits	15,000	45,000
Total	$687,597	$184,785
At December 31, 2022 and 2021, we had $687.6 million and $184.8 million, respectively, of commercial paper and money market deposits due from financial and nonfinancial institutions. Short-term investments are highly liquid deposits and fixed-income securities denominated in U.S. dollars. Investments in commercial paper, a marketable debt security, are classified as available for sale investments and are carried at amortized cost, which approximates fair market value. Interest income is calculated and accrued using the effective interest method. Money market deposits are interest-bearing deposit accounts, valued at cost with interest income accrued as earned. All instruments are classified as current assets in the accompanying balance sheet as they have an original maturity of less than one year. Interest income is determined using the effective interest rate method.
8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2022 and 2021:

(in thousands)	Notes	2022	2021
Fair value of derivative instruments	(14)	$111,617	$175,284
Income tax receivable	(17)	53,394	45,116
Prepaid expenses		50,958	60,629
Value added tax		28,130	22,884
Cash collateral	(14)	21,083	11,200
Other receivables		18,997	19,201
Contract assets	(4)	9,768	14,082
Loan receivables		29	6,249
Total prepaid expenses and other current assets		$293,976	$354,645
9. Property, Plant and Equipment
Property, plant and equipment of December 31, 2022 and 2021 were as follows:

(in thousands)	Estimated useful life (in years)	2022	2021
Land	—	$25,480	$26,732
Buildings and improvements	5-40	362,794	371,834
Machinery and equipment	3-10	294,156	343,968
Computer software	3-20	262,007	281,226
Furniture and office equipment	3-10	90,293	106,016
Construction in progress	—	130,407	140,823
		1,165,137	1,270,599
Less: Accumulated depreciation and amortization		(502,967)	(632,416)
Property, plant and equipment, net		$662,170	$638,183
For the years ended December 31, 2022, 2021 and 2020 depreciation and amortization expense totaled $89.5 million, $85.4 million and $78.6 million, respectively. For the years ended December 31, 2022, 2021 and 2020 amortization related to computer software to be sold, leased or marketed totaled $10.8 million, $9.2 million and $7.4 million, respectively. As of December 31, 2022 and 2021, the unamortized balance of computer software to be sold, leased or marketed was $69.2 million and $56.9 million, respectively.
Repairs and maintenance expense was $16.8 million, $16.2 million and $13.8 million in 2022, 2021 and 2020, respectively. For the year ended December 31, 2022, construction in progress primarily includes amounts related to projects to expand production lines and increase capacity of manufacturing as well as ongoing software development projects. For the years ended December 31, 2022, 2021 and 2020, interest capitalized in connection with construction projects was not significant.
10. Investments
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments is as follows:

	Ownership Percentage	Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
(in thousands)		2022	2021	2022	2021	2020
PreAnalytiX GmbH	50.00%	$6,856	$10,291	$4,377	$10,412	$3,070
Apis Assay Technologies Ltd	19.00%	4,102	3,713	389	1,773	1,221
TVM Life Science Ventures III	3.10%	3,872	3,669	(901)	(264)	630
Suzhou Fuda Business Management and Consulting Partnership	33.67%	2,608	2,832	—	—	—
Actome GmbH	12.50%	779	1,045	(201)	(31)	—
Hombrechtikon Systems Engineering AG	19.00%	(311)	(413)	94	97	97
		$17,906	$21,137	$3,758	$11,987	$5,018
Of the $17.9 million of non-marketable investments accounted for as equity method investments, $18.2 million is included in other long-term assets and $0.3 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2022.
During 2021, we made a $1.1 million investment in Actome GmbH (Actome) and as of December 31, 2022, we hold a 12.5% ownership stake in this company that is accounted for under the equity method as we have the ability to exercise significant influence.
TVM Life Science Ventures III (TVM) is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During the years ended December 31, 2022 and 2021, we made $1.1 million and $2.4 million, respectively in additional cash payments to TVM and have $9.2 million of unfunded commitments through 2029 related to this investment. We do not have the right to redeem these funds under the normal course of operations of this partnership.
During the years ended December 31, 2022, 2021 and 2020, we received dividends of $7.5 million, $4.7 million and $4.4 million, respectively, from PreAnalytix GmbH. These dividends are included in other items, net including fair value changes in derivatives in the accompanying consolidated statements of cash flows as they are a return on investment and therefore classified as cash flows from operating activities.
As of December 31, 2022, four of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance. Therefore, these investments are not consolidated. As of December 31, 2022, these investments had a total net carrying value of $8.4 million, of which $8.7 million, representing our maximum exposure to loss, is included in other long-term assets and $0.3 million is included in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2021, these investments held a balance of $8.0 million, of which $8.4 million is included in other long-term assets and $0.4 million is included in other long-term liabilities in the accompanying consolidated balance sheet.

Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2022 and 2021, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $5.3 million and $3.9 million, respectively. These investments which are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method for the years ended December 31, 2022 and 2021 are as follows:

(in thousands)	2022	2021
Balance at beginning of year	$3,945	$4,142
Cash investments in equity securities, net	52	81
Shares received in exchange for services	1,475	—
Foreign currency translation adjustments	(143)	(278)
Balance at end of year	$5,329	$3,945
We made additional investments of $0.1 million in non-marketable investments not accounted for under equity method for the years ended December 31, 2022 and 2021. Additionally, during 2022, we received shares as payment for services performed.
In 2020, we acquired the remaining shares of NeuMoDx as further discussed in Note 5 "Acquisitions". Invitae Corporation (Invitae), a publicly traded company (NVTA), completed the acquisition of ArcherDX, Inc. (ArcherDX), a company in which we held an approximate 8% investment. In exchange for our shares in ArcherDX, we initially received cash of $21.1 million and 2.4 million shares in Invitae followed by an additional 0.4 million shares for milestone achievement, as shown in the marketable equity securities table below. For the year ended December 31, 2021, we recognized a total gain of $102.0 million in other income, net in the accompanying consolidated statement of income as a result of this transaction. Additionally in 2020, we sold two other investments. One investment was sold for its book value and we received $3.7 million in cash. The other investment had a carrying value of $2.5 million and was sold for cash of $0.3 million and the shares in OncoCyte Corporation (OncoCyte), shown in the marketable equity securities table below. A loss of $2.3 million was recognized in other income, net on the sale of this investment. We also recorded a $0.4 million impairment in other income, net following indications that the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.
For non-marketable investments not accounted for under the equity method as of both December 31, 2022 and 2021, cumulative upward adjustments for price changes was $0.7 million. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold.
Marketable Equity Securities
During the year ended December 31, 2021, we sold all previously held investments in marketable equity securities that had readily determinable fair values. These investments are reported at fair value with gains and losses recorded in earnings.
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
11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2022 and 2021:

	Weighted Average Life (in years)	2022		2021
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	10.89	$203,549	($140,632)	$297,986	($202,569)
Developed technology	10.68	780,233	(407,401)	810,420	(400,021)
Customer base, trademarks, and non-compete agreements	12.38	227,171	(179,658)	263,878	(204,197)
	10.87	$1,210,953	($727,691)	$1,372,284	($806,787)
Unamortized Intangible Assets:
In-process research and development		$61,534		$61,939
Goodwill		2,352,569		2,350,763
		$2,414,103		$2,412,702
During 2022, certain fully amortized intangible assets with a gross carrying amount of $135.3 million were retired.
In-process research and development is from the acquisitions of NeuMoDx in 2020 and STAT-Dx in 2018. The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.
The changes in intangible assets, excluding goodwill, for the years ended December 31, 2022 and 2021 are as follows:

(in thousands)	2022	2021
Balance at beginning of year	$627,436	$726,194
Additions	19,632	23,969
Additions from acquisitions	17,247	—
Amortization	(93,714)	(104,371)
Disposals	(35)	(4,571)
Impairments	(12,829)	—
Foreign currency translation adjustments	(12,941)	(13,785)
Balance at end of year	$544,796	$627,436
Intangible additions of $19.6 million in the above table include $10.9 million of cash paid during the year ended December 31, 2022 together with $7.0 million of additions which were previously recorded as prepayments and $1.7 million of additions that were accrued as of December 31, 2022. Cash paid for purchases of intangible assets during the year ended December 31, 2022 totaled $20.1 million of which $4.8 million is related to current year payments for assets that were accrued as of December 31, 2021 and $4.4 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet.
Cash paid for intangible assets during the year ended December 31, 2021 totaled $16.6 million of which $8.4 million is related to payments in 2021 for licenses that were accrued as of December 31, 2020 and $0.2 million for prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible additions of $24.0 million in 2021 includes $15.0 million associated to a fully paid-up technology license received in exchange for a convertible note, $8.1 million of cash paid during the year and $0.9 million of additions which were previously recorded as prepayments.
Amortization expense on intangible assets totaled approximately $93.7 million, $104.4 million and $103.2 million, respectively, for the years ended December 31, 2022, 2021 and 2020. During the year ended December 31, 2022, we recorded a charge to restructuring, acquisition, integration and other, net in the accompanying statement of income, to fully impair a license with a carrying value of $12.8 million. This license was to use technology of Ellume Limited, Australia. In connection with Ellume starting insolvency proceedings in September 2022, we decided to cease all product development and manufacturing activities associated with this license and determined that there was no alternative use nor recoverable value. Accordingly, the license was fully impaired.
Amortization of intangibles for the next five years is expected to be approximately:

Years ended December 31, (in thousands)
2023	$87,794
2024	$84,412
2025	$73,280
2026	$65,875
2027	$60,410
The changes in goodwill for the years ended December 31, 2022 and 2021 are as follows:

(in thousands)	2022	2021
Balance at beginning of year	$2,350,763	$2,364,031
Business combinations	42,201	—
Purchase adjustments	(303)	33,716
Foreign currency translation adjustments	(40,092)	(46,984)
Balance at end of year	$2,352,569	$2,350,763
The changes in the carrying amount of goodwill during the year ended December 31, 2022 resulted primarily from the acquisition of BLIRT S.A. in May 2022 and foreign currency translation adjustments driven by changes in the euro, Australian dollar, Swiss franc and British pound. The changes in goodwill during the year ended December 31, 2021 resulted primarily from changes in foreign currency translation partially offset by purchase adjustments related to the acquisition of NeuMoDx.
12. Leases
We have operating leases primarily for real estate. The leases generally have terms which range from one year to 15 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31, 2022 and 2021, no such options have been recognized as part of the right-of-use assets and lease liabilities.

Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the years ended December 31, 2022 and 2021, amounts recorded as variable lease payments not included in the operating lease liability were not material.
When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments. All operating lease expense is recognized on a straight-line basis over the lease term. For the years ended December 31, 2022 and 2021, we recognized $27.0 million and $27.2 million in total lease costs, respectively.
Supplemental balance sheet and other information related to operating leases as of December 31, 2022 and 2021 are as follows:

(in thousands, except lease term and discount rate)	Location in consolidated balance sheet	2022	2021
Operating lease right-of-use assets	Other long-term assets	$95,523	$100,894

Current operating lease liabilities	Accrued and other current liabilities	$22,220	$22,048
Long-term operating lease liabilities	Other long-term liabilities	$71,406	$76,534

Weighted average remaining lease term		6.92 years	7.80 years
Weighted average discount rate		2.08%	1.90%
Supplemental cash flow information related to operating leases for the years ended December 31, 2022 and 2021 are as follows:

(in thousands)	2022	2021
Cash paid for operating leases included in cash flows from operating activities	$26,842	$27,429
Operating lease right-of-use assets obtained in exchange for lease obligations	$25,148	$26,784
Future maturities of operating lease liabilities as of December 31, 2022 are as follows:

Years ending December 31, (in thousands)
2023	$23,747
2024	18,693
2025	13,598
2026	9,361
2027	7,285
Thereafter	28,256
Total lease payments	100,940
Less: Imputed interest	(7,314)
Total	$93,626
As of December 31, 2022, we had committed to $8.3 million of additional future operating lease liabilities that have not yet commenced. We did not hold any material finance leases as of December 31, 2022 and 2021.

13. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2022 and 2021 consist of the following:

(in thousands)	Notes	2022	2021
Fair value of derivative instruments	(14)	$111,252	$181,858
Payroll and related accruals		99,885	100,756
Deferred revenue	(4)	69,000	63,368
Accrued expenses		62,469	54,271
Other liabilities		54,548	66,589
Operating lease liabilities	(12)	22,220	22,048
Cash collateral	(14)	21,755	9,200
Income taxes payable	(17)	13,980	27,669
Accrued royalties	(20)	12,877	12,559
Accrued contingent consideration and milestone payments	(15)	8,181	24,100
Accrued interest on long-term debt	(16)	5,431	4,488
Restructuring accruals	(6)	4,639	1,714
Total accrued and other current liabilities		$486,237	$568,620
14. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2022, cash collateral positions consisted of $21.8 million recorded in accrued and other current liabilities and $21.1 million recorded in prepaid expenses and other current assets. As of December 31, 2021, we had cash collateral positions consisting of $9.2 million recorded in accrued and other current liabilities and $11.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in the total amount of $331.1 million as described in Note 16 "Debt". Of the $331.1 million, which is held in both U.S. dollars and Euros, €255.0 million was designated as the hedging instrument as of December 31, 2021 against a portion of our Euro net investments in our foreign operations. As further described in Note 16, four tranches of the 2017 Schuldschein matured and were paid in October 2022 and two tranches of the 2017 Schuldschein matured and were paid during 2021.

As a result, €109.5 million remained designated as a hedging instrument as of December 31, 2022. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 16, and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2022 and 2021 is $22.6 million and $2.1 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2022 and 2021.
Derivatives Designated as Hedging Instruments
Net Investment Hedge
In September 2022, we entered into a one-month interest rate derivative contract for a total notional amount €135.0 million, that matured in October 13, 2022, which qualified as net investment hedge. The objective of the hedge was to protect the additional investments in foreign operations in September 2022 against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar. The relative changes in both the hedged item and derivative hedging instrument were calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive loss and will be reclassified to earnings upon the disposal or liquidation of the foreign operations. In October 2022, the interest rate derivative contract expired and the unrealized gain recorded in equity was $5.8 million as of December 31, 2022.
Cash Flow Hedges
As of December 31, 2022 and 2021, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2022, we expect approximately $1.2 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheets account of the underlying item.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In September 2022, we entered into five new cross currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cashflow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2022 and 2021, interest receivables of $5.5 million and $1.4 million, respectively are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Fair Value Hedges
Until October 2022, we held derivative instruments that qualified for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This effect on earnings is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. The cash flows derived from derivatives are classified in the consolidated statement of cash flows in the same category as the consolidated balance sheet account of the underlying item.
We held interest rate swaps which effectively fixed the fair value of a portion of our fixed rate private placement debt and qualified for hedge accounting as fair value hedges. These interest rate swap derivative instruments expired along with the repayment of the private placement debt in October 2022, as described in Note 16 "Debt". As of December 31, 2021, interest receivables of $0.6 million is recorded in prepaid and other current assets in the accompanying consolidated balance sheets. There has been no ineffectiveness related to the interest rate swaps.

Derivatives Not Designated as Hedging Instruments
Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 16 "Debt". In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Accordingly, the derivative is presented as either current or long-term based upon the classification of the related debt. As of December 31, 2021, the 2023 Notes may be surrendered for conversion through the close of business on March 31, 2022 as discussed in Note 16 "Debt". Accordingly, the related call options were classified as current as of December 31, 2021. As of December 31, 2022, the 2023 Notes and the related call options have been reclassified as current.
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
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $466.0 million at December 31, 2022, which expire at various dates through July 2023. At December 31, 2021, these arrangements had an aggregate notional value of $1.3 billion, which expired at various dates through December 2022. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2022 and 2021:

	2022		2021
(in thousands)	Current Asset	Long-Term Asset	Current Asset	Long-Term Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$12,256	$—	$—
Interest rate contracts - fair value hedge (1)	—	—	1,971	—
Total derivative instruments designated as hedges	$—	$12,256	$1,971	$—

Undesignated derivative instruments
Equity options	$102,671	$119,098	$162,141	$190,430
Foreign exchange forwards and options	8,946	—	11,172	—
Total undesignated derivative instruments	$111,617	$119,098	$173,313	$190,430
Total Derivative Assets	$111,617	$131,354	$175,284	$190,430

	2022		2021
(in thousands)	Current Liability	Long-Term Liability	Current Liability	Long-Term Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	($36,982)	$—	($628)
Total derivative instruments designated as hedges	$—	($36,982)	$—	($628)

Undesignated derivative instruments
Equity options	($102,896)	($119,736)	($162,608)	($191,251)
Foreign exchange forwards and options	(8,356)	—	(19,250)	—
Total undesignated derivative instruments	($111,252)	($119,736)	($181,858)	($191,251)
Total Derivative Liabilities	($111,252)	($156,718)	($181,858)	($191,879)
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
(in thousands)	Other income, net	Other income, net	Other income, net
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	$6,741	$40,671	$114,326

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of gain (loss) reclassified from accumulated other comprehensive loss	$21,940	($17,010)	$18,666
Amounts excluded from effectiveness testing	—	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	1,971	3,072	(2,568)
Derivatives designated as hedging instruments	(1,971)	(3,072)	2,568

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Equity options	(130,801)	(23,882)	322,580
Cash convertible notes embedded cash conversion option	131,227	28,154	(321,213)
Foreign exchange forwards and options	72,641	10,333	(12,429)

Total gains (losses) on derivative instruments	$95,007	($2,405)	$7,604
Balance Sheet Line Item in which the Hedged Item is Included
The following tables summarizes the balance sheet line item in which the hedged item is included as of December 31, 2022 and 2021:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of Hedged Assets (Liabilities)
(in thousands)	2022	2021	2022	2021
Balance Sheet line item in which the Hedged Item is included
Current portion of long-term debt	$—	($128,916)	$—	$1,971
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

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	2022				2021
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$289,394	$94,828	$—	$384,222	$366,117	$179,844	$—	$545,961
Short-term investments	79,600	592,997	—	672,597	—	139,785	—	139,785
Non-marketable equity securities	—	—	5,329	5,329	—	—	3,945	3,945
Equity options	—	221,769	—	221,769	—	352,571	—	352,571
Foreign exchange forwards and options	—	8,946	—	8,946	—	11,172	—	11,172
Interest rate contracts - cash flow hedge	—	12,256	—	12,256	—	—	—	—
Interest rate contracts - fair value hedge	—	—	—	—	—	1,971	—	1,971
	$368,994	$930,796	$5,329	$1,305,119	$366,117	$685,343	$3,945	$1,055,405
Liabilities:
Foreign exchange forwards and options	$—	($8,356)	$—	($8,356)	$—	($19,250)	$—	($19,250)
Interest rate contracts - cash flow hedge	—	(36,982)	—	(36,982)	—	(628)	—	(628)
Equity options	—	(222,632)	—	(222,632)	—	(353,859)	—	(353,859)
Contingent consideration	—	—	(18,088)	(18,088)	—	—	(24,100)	(24,100)
	$—	($267,970)	($18,088)	($286,058)	$—	($373,737)	($24,100)	($397,837)
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of cash equivalents and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 16 "Debt", which are classified in Level 2 of the fair value hierarchy, contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below and non-marketable equity securities remeasured during the year ended December 31, 2022 and 2021 are classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2022.
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
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 6.5% and 6.6%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the year ended December 31, 2022 and 2021. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2022 and 2021, all of which is related to 2018 acquisition of STAT-Dx:

(in thousands)	2022	2021
Balance at beginning of year	($24,100)	($23,593)
Changes in fair value	112	(507)
Payments	5,900	—
Balance at end of year	($18,088)	($24,100)
As of December 31, 2022, $18.1 million was accrued for contingent consideration, of which $8.2 million is included in accrued and other current liabilities and $9.9 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
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
U.S. Private Placement: Fair value of the outstanding notes is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the years ended December 31, 2022 and 2021 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

16. Debt
At December 31, 2022 and 2021, total long-term debt, net of debt issuance costs of $6.6 million and $8.4 million, respectively, consists of the following:

(in thousands)	2022	2021
0.500% Senior Unsecured Cash Convertible Notes due 2023	$389,552	$375,149
1.000% Senior Unsecured Cash Convertible Notes due 2024	464,331	446,503
0.000% Senior Unsecured Convertible Notes due 2027	497,336	496,804
3.75% Series B Senior Notes due October 16, 2022	—	301,843
3.90% Series C Senior Notes due October 16, 2024	—	26,967
German Private Placement (2017 Schuldschein)	116,699	294,504
German Private Placement (2022 Schuldschein)	393,532	—
Total long-term debt	1,861,450	1,941,770
Less current portion	389,552	847,626
Long-term portion	$1,471,898	$1,094,144
The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $55.1 million, $50.7 million and $63.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.
At December 31, 2021, the 2023 Notes were classified as current due to contingent conversion features as discussed below. No Contingent Conversion Conditions were triggered as of December 31, 2022 but the 2023 Notes remain classified as current because they become due in less than 12 months.
Repayments of long-term debt for the years ended December 31, 2022, 2021 and 2020 consisted of:

(in thousands)	2022	2021	2020
German Private Placement (2017 Schuldschein)	$153,003	$41,145	$—
0.875% Senior Unsecured Cash Convertible Notes due 2021	—	200	296,400
3.75% Series B Senior Notes due October 16, 2022	300,000	—	—
3.90% Series C Senior Notes due October 16, 2024	27,000	—	—
	$480,003	$41,345	$296,400
The principal amount, carrying amount and fair values of long-term debt instruments are summarized below:

	As of December 31, 2022
(in thousands)	Principal Amount	Unamortized debt discount and issuance costs	Carrying Amount	Fair Value
				Amount	Leveling
Cash Convertible Notes due 2023	$400,000	($10,448)	$389,552	$493,436	Level 1
Cash Convertible Notes due 2024	500,000	(35,669)	464,331	596,485	Level 1
Convertible Notes due 2027	500,000	(2,664)	497,336	471,545	Level 1
German Private Placement (2017 Schuldschein)	116,821	(122)	116,699	255,911	Level 2
German Private Placement (2022 Schuldschein)	394,638	(1,106)	393,532	345,743	Level 2
	$1,911,459	($50,009)	$1,861,450	$2,163,120

	As of December 31, 2021
(in thousands)	Principal Amount	Unamortized debt discount and issuance costs	Carrying Amount	Fair Value
				Amount	Leveling
Cash Convertible Notes due 2023	$400,000	($24,851)	$375,149	$547,256	Level 1
Cash Convertible Notes due 2024	500,000	(53,497)	446,503	647,100	Level 1
Convertible Notes due 2027	500,000	(3,196)	496,804	536,400	Level 1
U.S. Private Placement (1)	328,971	(161)	328,810	331,566	Level 2
German Private Placement (2017 Schuldschein)	294,738	(234)	294,504	296,587	Level 2
	$2,023,709	($81,939)	$1,941,770	$2,358,909
(1)The principal amount of the U.S. Private Placement includes $2.0 million as of December 31, 2021 for the impact of the interest rate swaps which qualify for hedge accounting as fair value hedges which are further discussed in Note 14 "Derivatives and Hedging".

Future maturities (stated at the carrying values) of long-term debt as of December 31, 2022 are as follows:

Years ending December 31, (in thousands)
2023	$389,552
2024	565,587
2025	54,803
2026	—
2027	610,134
Thereafter	241,374
$1,861,450
Interest expense for the years ended December 31, 2022 and 2021 related to the 2027 Notes and the Cash Convertible Notes was comprised of the following:

(in thousands)	2022	2021
Coupon interest	$7,000	$7,000
Amortization of original issuance discount	30,170	28,864
Amortization of debt issuance costs	2,593	2,521
Total interest expense	$39,763	$38,385
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.
In accounting for the issuance of the 2027 Notes in 2020 prior to the adoption of ASU 2020-06, we separated the 2027 Notes into liability and equity components. We allocated $445.9 million of the 2027 Notes to the liability component, representing the fair value of a similar debt instrument that does not have an associated convertible feature; and $54.1 million to the equity component, representing the conversion option, which did not meet the criteria for separate accounting as a derivative as it is indexed to our own stock. ASU 2020-06 was adopted on January 1, 2021, and this resulted in a decrease of

$54.1 million to additional paid-in capital and an increase of $0.3 million to retained earnings for the conversion feature related to the liability for the 2027 Notes.
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
No Contingent Conversion Conditions were triggered for the 2027 Notes as of December 31, 2022 or December 31, 2021.
Cash Convertible Notes due 2023 and 2024
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
We refer to the 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes".
Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes that remain outstanding as of December 31, 2022 are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

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

No Contingent Conversion Conditions were triggered for the 2023 Notes as of December 31, 2022. As of December 31, 2021, the 2023 Notes were contingently convertible. No Contingent Conversion Conditions were triggered for the 2024 Notes as of December 31, 2022 or December 31, 2021.
The Contingent Conversion Conditions in the 2023 Notes and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2023 Notes and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments.
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

Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $74.5 million for the 2023 Notes and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 14 "Derivatives and Hedging".
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, six years for both the 2023 Notes and 2024 Notes. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate is 3.997% for 2023 Notes and 4.782% for the 2024 Notes, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.
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
U.S. Private Placement
In October 16, 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due and paid on October 16, 2019 (3.19%); (2) $300.0 million 10-year term due and paid on October 16, 2022 (3.75%); and (3) $27.0 million 12-year term due on October 16, 2024 (3.90%) but called and paid in October 2022. We paid $2.1 million in debt issuance costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2022. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt. The interest rate swaps expired in October 2022 following the repayments of $127.0 million in 2022 and $73.0 million in 2019. These interest rate swaps qualify for hedge accounting as fair value hedges as further described in Note 14 "Derivatives and Hedging".

German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. In the first quarter of 2021, we repaid $41.1 million for two tranches that matured. In October 2022, we repaid $153.0 million for the four tranches that matured. The 2017 Schuldschein consists of one U.S. dollar and several Euro denominated tranches. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the euro denominated tranches attributed to the net investment hedge as of December 31, 2022 totaled $5.2 million of unrealized gain and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes.
A summary of the tranches is as follows:

				Carrying Value (in thousands) as of December 31,
Currency	Notional Amount	Interest Rate	Maturity	2022	2021
EUR	€21.5 million	Fixed 0.68%	October 2022	$—	$24,340
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	—	73,020
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	—	44,976
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	—	28,298
EUR	€64.0 million	Fixed 1.09%	June 2024	68,215	72,405
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	33,041	35,071
EUR	€14.5 million	Fixed 1.61%	June 2027	15,443	16,394
				$116,699	$294,504
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. The 2022 Schuldschein consists of only euro denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the euro denominated tranches attributed to the net investment hedge as of December 31, 2022 totaled $22.0 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

A summary of the tranches issued is as follows:

				Carrying Value (in thousands) as of December 31, 2022
Currency	Notional Amount	Interest Rate	Maturity
EUR	€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$54,803
EUR	€62.0 million	Fixed 2.741%	July 2027	65,967
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	31,388
EUR	€37.0 million	Fixed 3.044%	July 2029	39,365
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	109,585
EUR	€9.5 million	Fixed 3.386%	July 2032	10,107
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	7,979
EUR	€70.0 million	Fixed 3.04%	August 2035	74,338
				$393,532
Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2022 total €427.0 million (approximately $455.4 million). This includes a €400.0 million syndicated ESG-linked revolving credit facility expiring December 2025 and three other lines of credit amounting to €27.0 million with no expiration date. The €400.0 million facility can be utilized in Euro and bears interest of 0.550% to 1.500% above EURIBOR, and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. Commitment fees of $0.9 million and $1.3 million were paid for the years ended December 31, 2022 and 2021, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2022. The credit facilities are for general corporate purposes and no amounts were utilized at December 31, 2022.
17. Income Taxes
Income before income tax expense for the years ended December 31, 2022, 2021 and 2020 consisted of:

(in thousands)	2022	2021	2020
Pretax income (loss) in the Netherlands	$14,551	$7,062	($38,242)
Pretax income from foreign operations	498,050	618,771	477,714
	$512,601	$625,833	$439,472

Income tax expense for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands)	2022	2021	2020
Current:
The Netherlands	$9,672	$1,714	$270
Foreign	89,321	116,808	86,720
	98,993	118,522	86,990
Deferred:
The Netherlands	(683)	(1,776)	(6,921)
Foreign	(8,920)	(3,512)	215
	(9,603)	(5,288)	(6,706)
Total income tax expense	$89,390	$113,234	$80,284
The Netherlands' statutory income tax rate, the income tax rate of our country of domicile, was 25.8% for the year ended December 31, 2022 and 25% for the years ended December 31, 2021 and 2020. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile.
The principal items comprising the differences between income taxes computed at the Netherlands' statutory income tax rate and our effective tax rate for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
The Netherlands' statutory income tax rate	25.8%	25.0%	25.0%
Taxation of foreign operations, net(1)	(4.9)	(3.0)	(2.1)
Unrecognized tax benefits(2)	0.9	1.6	8.2
Excess tax benefit related to share-based compensation	(0.5)	(1.0)	(0.6)
Prior year taxes	(1.1)	0.6	(1.6)
Government incentives(3)	(0.5)	(0.6)	(0.6)
Changes in tax laws and rates	(0.2)	(0.4)	(0.3)
Tax impact from (deductible) nondeductible items	(1.9)	0.2	(0.8)
Valuation allowance	0.0	(4.4)	(8.1)
Other items, net	(0.2)	0.1	(0.8)
Effective tax rate	17.4%	18.1%	18.3%
(1)Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands’ statutory income tax rate of 25.8% as well as the benefit of some income being partially exempt from income taxes. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany, the Netherlands and Singapore. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in Dubai or partially exempt or subject to lower statutory income tax rates.
(2)In 2020, we recorded tax accruals related to the potential nondeductibility of the $95.0 million expense reimbursement paid in connection with the unsuccessful acquisition attempt by Thermo Fisher.
(3)Government incentives include tax credits in the U.S. relating to research and development expense and other government incentives.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2010 for income tax examinations by the Netherlands taxing authority. The German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination for the

2017-2019 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ending December 31, 2019 through the current period. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by taxing authorities for years before 2018.
Changes in the amount of unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands)	2022	2021	2020
Balance at beginning of year	$103,618	$100,092	$58,002
Additions based on tax positions related to the current year	9,754	6,629	31,758
Additions for tax positions of prior years	4,544	5,036	3,560
Decrease for tax position of prior years	(8,958)	(266)	(57)
Decrease related to settlements	(23,346)	—	—
Decrease due to lapse of statute of limitations	(580)	(344)	(520)
(Decrease) increase from currency translation	(5,749)	(7,529)	7,349
Balance at end of year	$79,283	$103,618	$100,092
At December 31, 2022 and 2021, our net unrecognized tax benefits totaled approximately $79.3 million and $103.6 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $17.4 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with taxing authorities. However, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of income tax expense.
Our policy is to recognize interest accrued related to an underpayment of income taxes in interest expense and penalties within income tax expense. For the years ended December 31, 2022, 2021 and 2020, we recognized (income) expense, net for interest and penalties of $(0.4) million, $(0.6) million and $1.9 million, respectively. At December 31, 2022 and 2021, we have accrued interest and penalties of $3.5 million and $3.8 million, respectively, which are not included in the table above.
At December 31, 2022 and 2021, in the consolidated balance sheets we have recorded deferred tax assets of $56.3 million and $72.9 million in other long-term assets, and deferred tax liabilities of $17.5 million and $37.6 million in other long-term liabilities, respectively. The components of the net deferred tax assets at December 31, 2022 and 2021 are as follows:

Deferred tax asset (liability) (in thousands)	2022	2021
Net operating loss and tax credit carryforward	$53,155	$67,853
Intangible assets	33,510	4,066
Accrued and other liabilities	27,544	26,513
Share-based compensation	21,792	20,464
Property, plant and equipment	4,032	6,046
Convertible notes	3,621	5,231
Inventories	3,003	4,790
Disallowed interest carryforwards	1,511	16,219
Other	6,479	7,287
Deferred tax assets before valuation allowance	154,647	158,469
Valuation allowance	(21,265)	(21,326)
Deferred tax assets, net after valuation allowance	$133,382	$137,143

Intangible assets	($55,921)	($62,585)
Property, plant and equipment	(33,847)	(29,241)
Inventories	(820)	(3,935)
Other	(3,997)	(6,077)
Deferred tax liabilities	($94,585)	($101,838)

Deferred tax assets, net	$38,797	$35,305
As of December 31, 2022, the valuation allowance principally relates to net operating loss carryforwards. A deferred tax asset can only be recognized to the extent it is "more likely than not" that the assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence. At December 31, 2022, we had $375.1 million in total net operating loss (NOL) carryforwards which included $131.9 million for the U.S., $90.3 million for Germany, $49.4 million for UK, $39.5 million for the Netherlands, and $64.0 million for other foreign jurisdictions. The NOL carryforwards in Germany, the Netherlands and UK carryforward indefinitely. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOL carryforwards in the U.S. expire between 2024 and 2034. NOL carryforwards of $22.5 million in other foreign jurisdictions expire between 2023 and 2031 while the remainder can be carried forward indefinitely. At December 31, 2022, tax credits total $7.6 million and expire between 2031 and 2040.
The United States Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted on March 27, 2020. The CARES Act and related notices include several significant provisions. The primary impact from the CARES Act is that it allowed us to carry back U.S. NOLs for five years.

The changes in the valuation allowance for the years ended December 31, 2022, 2021 and 2020 were as follows:

(in thousands)	2022	2021	2020
Balance at beginning of year	($21,326)	($37,332)	($87,619)
Additions charged to income tax provision	(4,470)	(620)	(6,614)
Deductions charged to income tax provision	4,287	28,251	42,204
(Additions) reductions charged to additional paid-in capital	—	(13,513)	13,513
Currency translation	244	1,888	1,184
Balance at end of year	($21,265)	($21,326)	($37,332)
In 2021, $13.5 million of the valuation allowance, which had been established in additional paid-in capital in 2020 related to the 2027 Convertible Notes, was reversed due to adopting ASU 2020-06.
As of December 31, 2022, a deferred tax liability has not been recognized for residual income taxes in the Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained of our subsidiaries that would be subject to tax if distributed amounted to $984.4 million at December 31, 2022. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $16.8 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2022 and 2021 of $1.0 million and $1.5 million, respectively.
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
Issuance and Conversion of Warrants
In connection with the issuance of the Cash Convertible Notes as described in Note 16 "Debt", we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid-in capital in the accompanying consolidated balance sheets.
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
During 2020, 0.8 million common shares were issued in connection with the early conversion of 4.2 million warrants related to the 2021 Notes which resulted in a $7.5 million decrease to additional paid-in capital, a $22.7 million decrease in retained earnings, and a decrease of $30.3 million in treasury shares.

The remaining warrants related to the 2021 Notes of 6.3 million were terminated in 2020, resulting in a cash payment of $174.6 million, a $30.3 million decrease to additional paid-in capital and a $144.3 million decrease in retained earnings.
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
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2022 and 2021:

(in thousands)	2022	2021
Net unrealized (loss) income on hedging contracts, net of tax	($15,637)	$1,245
Net unrealized gain (loss) on pension, net of tax	645	(588)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $13.2 million and $12.4 million, respectively	(33,311)	(30,768)
Foreign currency translation adjustments	(355,788)	(296,559)
Accumulated other comprehensive loss	($404,091)	($326,670)
19. Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.
The following schedule summarizes the information used to compute earnings per common share for the years ended December 31, 2022, 2021 and 2020:

(in thousands, except per share data)	2022	2021	2020
Net income	$423,211	$512,599	$359,188

Weighted average number of common shares used to compute basic earnings per common share	227,577	227,983	228,427
Dilutive effect of outstanding stock options and restrictive stock units	2,555	3,403	3,350
Dilutive effect of outstanding warrants	4	648	2,437
Weighted average number of common shares used to compute diluted earnings per common share	230,136	232,034	234,214

Outstanding stock options and awards having no dilutive effect, not included in above calculation	146	8	11
Outstanding warrants having no dilutive effect, not included in above calculation	20,556	19,912	26,438

Basic earnings per common share	$1.86	$2.25	$1.57
Diluted earnings per common share	$1.84	$2.21	$1.53

For purposes of considering the 2027 Notes, as discussed further in Note 16 "Debt", in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes were out of the money and anti-dilutive during the period from December 17, 2020 through December 31, 2022, they were excluded from the diluted earnings per common share calculation in 2020, 2021 and 2022.
20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $12.9 million and $12.6 million at December 31, 2022 and 2021, respectively. Royalty expense relating to these agreements amounted to $15.5 million, $18.5 million, and $12.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2022, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase Commitments	License & Royalty Commitments
2023	$49,311	$3,804
2024	32,559	2,075
2025	22,362	1,718
2026	11,296	1,133
2027	11,508	1,170
Thereafter	211	8,641
	$127,247	$18,541
Included in the table above are license and royalty commitments totaling $8.6 million that will be paid to related parties through 2040.
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain FDA approval milestones. Potential milestone payments total $20.7 million, of which $8.9 million may be triggered by the end of 2023 and $11.8 million by the end of 2024. Of the total milestone payments, $8.2 million is included in accrued and other current liabilities and $9.9 million is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2022.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2022, the commitment under these agreements totaled $9.4 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required.

Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. The changes in the carrying amount of warranty obligations for the years ended December 31, 2022 and 2021 are as follows:

(in thousands)	2022	2021
Balance at beginning of year	$6,324	$4,813
Provision charged to cost of sales	4,606	7,518
Usage	(4,517)	(5,774)
Adjustments to previously provided warranties, net	(1,277)	(43)
Currency translation	(237)	(190)
Balance at end of year	$4,899	$6,324
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2022, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Litigation accruals recorded in accrued and other current liabilities as of December 31, 2022 and 2021 totaled $6.5 million and $5.7 million, respectively. As of December 31, 2022, $4.7 million was accrued in other long-term liabilities in the accompanying consolidated balance sheet.
We are not party to any material legal proceeding as of the date of this report except for the matters listed below.
Patent Litigation
Archer DX
In 2018, ArcherDX (a company which spun out as an independent company in conjunction with QIAGEN's acquisition of Enzymatics in 2015 and was later acquired by Invitae in 2021) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and as of December 31, 2022 are included in other long-term liabilities in the accompanying consolidated balance sheet. We plan to appeal the verdict as soon as the final verdict is completed.
Bio-Rad Laboratories, Inc.
In April 2022, QIAGEN filed a lawsuit in a U.S. federal court against Bio-Rad Laboratories, Inc. (Bio-Rad) seeking a declaratory judgment of non-infringement of certain Bio-Rad patents related to digital PCR technology. We are seeking judgment that we have not infringed and do not infringe any claims of the Bio-Rad patents, and have not made, used, sold, offered for sale, or imported any products that infringe any of the patents' claims, directly or indirectly. We are also seeking attorneys' fees, costs, and expenses and any other relief determined by the court.
Becton Dickinson
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

Other Litigation Matters
For all other matters, a total of $6.5 million is accrued as of December 31, 2022 in accrued and other current liabilities. The estimated range of possible losses for these other matters as of December 31, 2022 is between zero and $8.0 million.
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
21. Segment Information
We operate as one operating segment. We have a common basis of organization, we make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole and our products and services are offered globally. Product category and geographic information follows below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories, product type and customer class.
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN primary manufacturing facilities are located in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intercompany portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $31.5 million, $28.3 million and $17.8 million for the years ended 2022, 2021 and 2020, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

Net sales (in thousands)	2022	2021	2020
Americas:
United States	$909,616	$909,690	$728,577
Other Americas	88,139	97,686	96,880
Total Americas	997,755	1,007,376	825,457
Europe, Middle East and Africa	733,469	814,417	682,289
Asia Pacific, Japan and Rest of World	410,294	429,864	362,600
Total	$2,141,518	$2,251,657	$1,870,346
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.1 million as of December 31, 2022 and 2021.

Long-lived assets (in thousands)	2022	2021
Americas:
United States	$161,645	$158,949
Other Americas	2,997	2,805
Total Americas	164,642	161,754
Europe, Middle East and Africa:
Germany	400,009	373,609
Other Europe, Middle East and Africa	75,045	78,608
Total Europe, Middle East and Africa	475,054	452,217
Asia Pacific and Japan	22,474	24,212
Total	$662,170	$638,183
22. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 3 years, with previous grants through 2020 having terms of 5 years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 11.8 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2022.
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2022 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2022	18	$17.79
Exercised	(7)	$16.55
Expired	(2)	$18.68
Outstanding at December 31, 2022	9	$18.68	0.41	$272
Vested at December 31, 2022	9	$18.68	0.41	$272
Vested and expected to vest at December 31, 2022	9	$18.68	0.41	$272
The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $0.2 million, $14.4 million and $6.5 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $0.1 million, $2.2 million and $1.3 million during the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2022, 2021 and 2020, 9 thousand, 18 thousand and 0.4 million options were exercisable at a weighted average price of $18.68, $17.79 and $19.28 per share, respectively. The options outstanding at December 31, 2022 expire in 2023.

Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.9%. At December 31, 2022, there was $79.7 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.58 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2022, 2021 and 2020 was $45.49, $48.77 and $36.92, respectively. The total fair value of stock units that vested during the years ended December 31, 2022, 2021 and 2020 was $55.8 million, $52.6 million and $29.3 million, respectively.
A summary of stock units as of December 31, 2022 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2022	3,981
Granted	955
Vested	(1,164)
Forfeited	(1)
Outstanding at December 31, 2022	3,771	1.58	$188,036
Vested and expected to vest at December 31, 2022	3,467	1.55	$172,922
We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2022, 2021 and 2020 totaled approximately $49.5 million, $38.4 million and $40.9 million, respectively, as shown in the table below.

(in thousands)	2022	2021	2020
Cost of sales	$2,577	$40	$2,897
Research and development	6,504	4,909	7,014
Sales and marketing	16,076	13,630	15,889
General and administrative	24,350	19,812	15,136
Share-based compensation expense	49,507	38,391	40,936
Less: Income tax benefit (1)	10,703	8,956	9,552
Net share-based compensation expense	$38,804	$29,435	$31,384
(1)Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $2.7 million, $6.5 million and $2.5 million, respectively, for the years ended December 31, 2022, 2021 and 2020.

The lower share-based compensation expense in cost of sales in 2021 resulted from forfeitures upon the separation of an executive who received a cash severance payment in lieu of accelerated vesting upon separation per the terms of the arrangement. The cash separation accrual offset the share-based compensation forfeiture.
23. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $4.5 million, $4.3 million and $3.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.1 million for the year ended December 31, 2022 and $0.2 million for each year ended December 31, 2021 and 2020, respectively.
We have seven defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Italy, Japan, Poland, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $7.2 million and $9.3 million as of December 31, 2022 and 2021, respectively, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.
24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.
Net sales to related parties for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands)	2022	2021	2020
Net sales	$8,474	$9,089	$6,025
As of December 31, 2022 and 2021 balances with related parties are as follows:

(in thousands)	2022	2021
Accounts receivable	$5,136	$3,868
Prepaid expenses and other current assets	$11,929	$16,956
Accounts payable	$2,708	$4,149
Accrued and other current liabilities	$3,518	$1,558
Prepaid expenses and other current assets include loans receivable and supplier advances from companies with which we have an investment or partnership interest. As of December 31, 2022, prepaid expenses and other current assets includes a $10.6 million convertible note from Ellume Limited, Australia, which bears interest at 10% and was due on December 31, 2022. We retain this loan receivable, while fully reserved, as we await the outcome of the creditor arrangement. Additional financial impacts of these proceedings with this related party for the fiscal year ended December 31, 2022 include a $4.6 million write off on advances to suppliers and a $12.8 million impairment loss on intangible assets, both recognized in restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income. Refer to Note 11 "Goodwill and Intangible Assets".
As of December 31, 2021, the convertible note balance from this privately held company was carried at $10.0 million in prepaid expenses and other current assets. In addition, $4.3 million of customer advances held at December 31, 2021 were subsequently written off as part of the $4.6 million write off in 2022.
25. Subsequent Event
On January 3, 2023, we completed the acquisition of Verogen, Inc. as further described in Note 5 "Acquisitions".