Form 20-F
period 2023-12-31
QIAGEN N.V.
filed 2024-03-11
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
The number of outstanding Common Shares as of December 31, 2023 was 228,202,755.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on the daily concertation procedure between central banks across Europe, which normally takes place around 2:10 P.M. Central European Time. This rate at March 7, 2024 was $1.0895 per €1.
For information regarding the effects of currency fluctuations on our results, see "Operating and Financial Review."
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
respective holder.

Table of Contents

Overview
7	Common Shares
Management Report
13	Business and Operating Environment
26	Operating and Financial Review
37	Risks and Risk Management
56	Quantitative and Qualitative Disclosures about Market Risk
59	Sustainability
Corporate Governance
69	Governance Structure
71	Managing Board
72	Supervisory Board
82	Board-Related Matters
84	Shareholder Meetings and Share Capital
89	Additional Information
94	Compensation of Managing and Supervisory Boards
Consolidated Financial Statements
98	Consolidated Financial Statements
99	Report of Independent Registered Public Accounting Firm
102	Report of Independent Registered Public Accounting Firm
104	Consolidated Balance Sheets
106	Consolidated Statements of Income
107	Consolidated Statements of Comprehensive Income
108	Consolidated Statements of Changes in Equity
109	Consolidated Statements of Cash Flows

111	Notes to Consolidated Financial Statements
Appendices
181	Memorandum and Articles of Association
193	Principal Accountant Fees and Services
194	Taxation
200	Government Regulations
211	Exchange Controls
211	Documents on Display
211	Controls and Procedures
213	Disclosure under Section 219 of ITRA
214	Reference Table Form 20-F
218	Exhibit Index
219	Signatures

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 6

Overview
Common Shares
Market Environment
Despite concerns over inflation, rising interest rates, and increasing geopolitical tensions around the world, various stock markets defied expectations in 2023 and posted gains during very volatile conditions for the year.
This rally, however, was dominated by a select group of stocks as many others were held back by fears of recession and higher interest rates.
All three major U.S. indices ended 2023 with gains, making up for losses in
2022. The Dow Jones Industrial Average was up 14% and the S&P 500
returned 24%. Mega-cap tech companies made the biggest comeback, reflected in the 54% rise in the NASDAQ 100 Index.
In Germany, the blue-chip DAX-40 Index (QIAGEN is a member) rose 20%, while the TecDAX Index of top technology companies (QIAGEN is also a member) closed up 14% for the year. This overall performance reflects the impact on valuations due to inflation in tandem with the continued economic recovery following the COVID-19 pandemic.
Global Shares listed in the U.S. and Europe
QIAGEN Global Shares have been registered and traded in the United States since 1996 and are traded on the New York Stock Exchange (NYSE).
These Shares have also traded in Germany on the Frankfurt Stock Exchange since 1997, and the Prime Standard segment since its launch in 2003, where shares are traded on the XETRA electronic trading platform as well as on the
Frankfurt Börse involving floor trading.
The dual listing on the NYSE and the Frankfurt exchange offers advantages for
QIAGEN, our shareholders and employees. The presence in both markets enhances liquidity, and increases the opportunity to attract investors, particularly those in the U.S. restricted to only holding in U.S. dollar-
denominated investments. Unlike American Depositary Receipts (ADRs),
QIAGEN’s global shares provide equal rights for all shareholders and can be traded on either exchange, in U.S. dollars or euros.
Share Price and Liquidity
QIAGEN’s share price fared relatively well in 2023 as the life sciences and diagnostic industry continued to reset business conditions following significant gains during the COVID-19 pandemic, ending the year with a 13% decline to
$43.43 on the NYSE, and a 16% decline to EUR 39.40 on the Frankfurt Stock
Exchange (XETRA).
Our shares continued to offer high liquidity, with average daily trading volume of approximately 1.5 million in 2023 - around 1.0 million in the U.S., and 0.5 million in Germany.
As of December 31, 2023, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 99%.
Shareholder Structure
QIAGEN has a global investor base comprised of more than 600 identified institutional investors, with approximately 46% in North America, 50% in
Europe, and the remaining shares held in the rest of the world. Members of the
Managing Board and the Supervisory Board, in total, owned less than 1% of
QIAGEN’s outstanding common shares at the end of 2023.
Market Capitalization

2023

Year-end market capitalization (in $ million)	9,911
Year-end market capitalization (in € million)	8,991

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 7

Overview

# 2023 Shareholder Structure by Geography

2%
17%
44%
17%
11%
9%
US
Germany
France
England
Other
Non-Institutional

# 2023 Shareholder Structure by Investor Type

7%
2%
2%
5%
17%
67%
GARP
Value
Index
Growth
Other
Non-Institutional

Annual Shareholder Meeting
At the Annual General Meeting on June 22, 2023, in Venlo, the Netherlands,
shareholders gave overwhelming approval to all agenda items. Shareholders present or represented at the meeting held approximately 158.7 million shares, or 69% of QIAGEN’s approximately 230.8 million issued shares as of the record date for the meeting. Details of attendance and voting results are available at corporate.QIAGEN.com.
Investor Relations and Shareholder Engagement
QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our performance, strategy and future prospects, as well as our vision and mission. Interactions included individual calls, roadshows and attendance at broker-sponsored investor conferences.
These efforts were acknowledged in the annual “Institutional Investor”
magazine survey of investors, with the QIAGEN Investor Relations team being recognized as the top team in the EMEA region within the Medtech industry, and among the top five in the Healthcare sector.
QIAGEN Share Price Development and Average Trading Volume -
NYSE 2023

2023

Year-end price	$43.43
High	$51.18
Low	$34.74
Average daily trading volume (in million shares)	1.02

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 8

Overview
QIAGEN Share Indices and Historic Prices - NYSE
On January 10, 2018, our Shares began trading on the New York Stock
Exchange (NYSE) under the symbol QGEN. Prior to the transition to the NYSE, our Common Shares were traded on NASDAQ since the IPO (Initial Public
Offering) in 1996 under the same QGEN ticker.
The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months on the NYSE.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 9

Overview
QIAGEN Historical Share Price History - NYSE

	High ($)	Low ($)

Annual:
2019	43.16	25.04
2020	55.27	32.97
2021	59.00	45.58
2022	55.12	40.38
2023	51.18	34.74

	High ($)	Low ($)

Quarterly 2022:
First Quarter	55.12	41.32
Second Quarter	50.38	42.44
Third Quarter	50.51	40.49
Fourth Quarter	51.05	40.38
Quarterly 2023:
First Quarter	51.18	45.08
Second Quarter	46.99	43.80
Third Quarter	47.70	38.98
Fourth Quarter	43.73	34.74
Quarterly 2024:
First Quarter (through March 7)	45.87	42.17

	High ($)	Low ($)

Monthly:
October 2023	40.65	34.74
November 2023	41.48	37.14
December 2023	43.73	40.78
January 2024	45.87	42.73
February 2024	45.38	42.17
March 2024 (through March 7)	44.65	42.60
QIAGEN Share Price Development and Average Trading Volume -
Germany Frankfurt Stock Exchange (XETRA) 2023

2023

Year-end price	€39.40
High	€48.36
Low	€32.74
Average daily trading volume (in million shares)	0.51

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 10

Overview

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 11

Overview
QIAGEN Share Indices and Historic Prices - Germany
Our Shares have been traded on the Frankfurt Stock Exchange since a secondary IPO in September 1997 under the symbol QIA. QIAGEN joined the blue-chip DAX-40 Index in September 2021, a recognition of our ranking among the top publicly-traded companies in Germany based on market capitalization.
The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months on the Prime Standard.
QIAGEN Historical Share Price History - Germany

	High (€)	Low (€)

Annual:
2019	39.19	22.54
2020	46.95	29.55
2021	51.56	37.38
2022	49.37	37.95
2023	48.36	32.74

	High (€)	Low (€)

Quarterly 2022:
First Quarter	49.34	37.95
Second Quarter	46.03	39.94
Third Quarter	49.37	41.32
Fourth Quarter	48.26	41.62
Quarterly 2023:
First Quarter	48.36	41.57
Second Quarter	43.47	39.62
Third Quarter	43.39	36.73
Fourth Quarter	40.07	32.74
Quarterly 2024:
First Quarter (through March 7)	42.19	38.83

	High (€)	Low (€)

Monthly:
October 2023	38.64	32.74
November 2023	37.83	35.09
December 2023	40.07	37.46
January 2024	42.10	38.83
February 2024	42.19	39.07
March 2024 (through March 7)	41.05	39.32

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 12

Overview
Business and Operating Environment
Company Overview
QIAGEN is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from any biological sample. Our sample technologies isolate and process deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins – the building blocks of life – from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis using a range of technologies. Bioinformatics software and knowledge bases are used to interpret complex genomic data sets to provide relevant, actionable insights. Instruments and automation solutions are used to tie together these products into seamless and cost-effective workflows.
We provide solutions to more than 500,000 customers around the world in
Molecular Diagnostics (human healthcare) and Life Sciences (academic research, pharma and biotech companies, and applied applications such as human identification / forensics and food safety). As of December 31, 2023, we employed approximately 6,000 people in more than 35 locations worldwide.
QIAGEN was founded in 1984 and began operations in 1986 as a pioneer in the emerging biotechnology sector with a revolutionary method that standardized and accelerated the extraction and purification of nucleic acids from biological samples, which means any material containing DNA, RNA or proteins. As molecular biology and genomic knowledge has grown to influence many areas of daily life, we have expanded to serve the full spectrum of market needs, developing new instruments, consumables and digital solutions;
partnering with researchers and pharmaceutical companies, and acquiring companies and technologies that best complement our portfolio. We believe the addressable global market for our portfolio totals more than $11 billion.
We continue to accelerate our portfolio growth and increase our efficiency and effectiveness while also enhancing our customer experience, our corporate citizenship, and our position as an employer of choice. Our growth strategy is anchored in our Five Pillars of Growth: sample technologies, the digital PCR
(Polymerase Chain Reaction) platform QIAcuity, the clinical PCR automation solutions QIAstat-Dx and NeuMoDx and the QuantiFERON technology platform used to detect medical conditions such as latent tuberculosis. Our growth has been funded through internally generated funds, as well as debt offerings and the public sales of equity securities. Our global shares are listed on the New
York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Stock
Exchange as QIA.
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
Further information on QIAGEN can be found at www.qiagen.com. The
U.S. Securities Exchange Commission (SEC) website at www.sec.gov contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference.
Operating Environment
Economic Environment
The global economy grew by approximately 2.9% in 2023, slightly below the
3.1% growth rate recorded for 2022, marking it one of the more modest annual growth performances of the last 20 years. This soft growth trajectory can be attributed to ongoing inflationary pressures and the complex unwinding of post-pandemic economic disruptions. Central banks around the world continued to walk a fine line of monetary tightening, adjusting interest rates to curb inflation while trying to mitigate impacts on national economies. The U.S.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 13

Management Report
Dollar Index, after seeing volatility in 2022, maintained a relatively stable performance throughout 2023, with minor fluctuations reflecting ongoing economic uncertainties.
Industry Environment
Life Sciences and Molecular Diagnostics faced diverging trends in 2023 - there was growth in areas that had been adversely affected by the pandemic lockdowns, but another significant drop in demand for COVID-19 testing and surveillance products compared with the peak level in 2021. The pandemic had led to significant growth in the installed base of instruments, and competitors were now seeking to expand this base to other applications in Life
Sciences and Molecular Diagnostics. Although numerous smaller companies have emerged in recent years, larger companies such as QIAGEN boast the crucial advantage of better global distribution and production capacity, as well as brand recognition and credibility.
The addressable Life Sciences and Molecular Diagnostics industry segments generate an estimated $11billion of annual sales, and are expected to maintain a healthy rate of single-digit sales growth in the coming years. Key growth drivers include continued research funding to advance our understanding of biology, as well as consistently strong medical demand for molecular clinical testing.
QIAGEN Products
Our leadership in molecular research and testing solutions leverages our product portfolio across a wide range of applications. These are grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services (88% of total net sales in 2023); and
•Instruments and related services and contracts (12% of total net sales in
2023).
QIAGEN Product Groups
Sample Technologies
Sample Technologies is the first of our Five Pillars of Growth and includes products involved in the first step of any molecular lab process.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 14

Management Report
Our broad portfolio of Sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular-
testing platform. These products are used in research and applied testing
(forensics / human identification and food safety) laboratories as well as clinical testing.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 15

Management Report

Applications

Cloning	qPCR / dPCR
DNA amplification	Sequencing / NGS
Arrays	Liquid biopsy
Gene editing	Microbiome
Epigenetics	Gene silencing
Cellular analytics	Proteomics

Input demands	Processing	Target analytes
Low / high-volume	Manual	Genomic DNA
Low-quantity		Plasmid DNA
Tubes / plates		cfDNA

Input demands
Low-quantity	Automated	mRNA, rRNA
High-quantity	Low-to	miRNA
Tubes / plates	High-throughput	Proteins Circ. Tumor cells

Selected biological samples

Tissue	Stool
Cells	Saliva
Blood	Other body fluids
Serum	Bone
Plasma	Plants
Urine	Soil

Sample technologies	Selected QIAGEN brands

Primary Sample technology consumables
•Nucleic acid stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
•Mainly based on silica membrane and magnetic bead technologies
	•QIAamp •PAXgene •AllPrep	•DNeasy •AdnaTest •QIAprep&amp	•RNeasy •MagAttract
Secondary Sample technology consumables
•Kits and components for purification of nucleic acids from secondary sample materials (e.g., gel, plasmid DNA)	•QIAprep •QIAGEN Plasmid •HiSpeed	•QIAquick •QIAfilter •EndoFree	•DyeEx
Sample technology instruments
•Instruments for nucleic acid purification, quality control and accessories	•QIAsymphony •EZ1 Advanced XL •TissueLyser III	•QIAcube Connect •EZ2 Connect MDx •QIAxpert	•QIAcube HT •QIAxcel Connect •QIAcube Connect MDx
Diagnostic Solutions
Diagnostic solutions include our molecular testing platforms and consumables covering three of our Pillars of Growth, which are QuantiFERON, QIAstat-Dx and NeuMoDx, as well as Precision Diagnostics which involves companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory developed tests.
Additional areas include Oncology and Sexual & Reproductive Health for detection of various diseases and for other laboratory processes.

Diagnostic solutions	Selected QIAGEN brands

Immune response consumables
•Interferon-Gamma Release Assay (IGRA) for latent TB testing •Assays for post-transplant testing, viral load monitoring, assessment of T-Cell response to COVID-19	•QuantiFERON
Oncology and Sexual & Reproductive health consumables
•Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions •Assays for prenatal testing and detection of sexually transmitted diseases and HPV	•therascreen •AmniSure / PartoSure	•ipsogen	•digene HC2
Sample to Insight instruments and dedicated assays
•One-step molecular analysis of hard-to-diagnose syndromes •Fully integrated PCR testing	•QIAstat-Dx •QIAstat-Dx Rise	•NeuMoDx

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 16

Management Report
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

Research PCR consumables
•Different generations of PCR, quantitative PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies
	•QuantiTect •OneStep RT-PCR •Type-it •OmniScript	•QuantiFast •QIAGEN Multiplex •miRCURY LNA •miScript	•QuantiNova •HotStarTaq •TopTaq
Human ID / Forensics assay consumables
•STR assays for Human ID, additional assays for food contamination	•Investigator (human ID / forensics)	•mericon (food safety)
PCR instruments
•Digital PCR solutions •qPCR solutions	•QIAcuity •Rotor-Gene Q	•QIAquant •QIAgility
OEM consumables
•Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	•Provided on an individualized contract basis
Genomics / NGS
This product group includes our universal NGS (next-generation sequencing)
solutions for use with any NGS sequencer as well as the full bioinformatics portfolio offered by QIAGEN Digital Insights.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 17

Management Report

Genomics / NGS	Selected QIAGEN brands

Universal NGS consumables
•Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, etc. •Sequence-based assays for forensic genetic genealogy	•QIAseq	•REPLI-g Epitect	•ForenSeq Kintelligence
QIAGEN Digital Insights solutions
•Bioinformatics solutions analyze and interpret data to deliver actionable insights from
NGS. This includes freestanding software or cloud-based solutions and is also integrated into many QIAGEN consumables and instruments
	•QIAGEN Clinical Insight •QCI Interpret One •Ingenuity Variant Analysis	•CLC Genomics Workbench •OmicSoft •Ingenuity Pathway Analysis	•QIAGEN Knowledge Base •HGMD
Custom laboratory and genomic services
•Custom services such as DNA sequencing, whole genome amplification, and non-cGMP DNA production	•Provided on an individualized contract basis
Other
Revenues from various sources including protein biology products, royalties, intellectual property and freight charges.
Principal Markets
We sell our products to more than 500,000 customers in two broad customer groups: Molecular Diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical R&D and applied testing). Sales to these groups were as follows:

Net sales (in millions)	2023	2022	2021

Molecular Diagnostics	$1,035.5	$1,126.2	$1,143.7
Life Sciences	929.8	1,015.3	1,108.0
Total	$1,965.3	$2,141.5	$2,251.7
We estimate the total addressable market at over $11 billion annually.
Molecular Diagnostics
The molecular diagnostics market includes healthcare providers engaged in many aspects of patient care that require accurate diagnoses and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring.
We offer one of the broadest portfolios of molecular technologies for healthcare. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems process tests reliably and efficiently, often handling hundreds of samples simultaneously. Our range of assays for diseases and biomarkers speeds up and simplifies laboratory workflow and standardizes lab procedures.
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
We have more than 30 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. In 2023, we continued to expand on these partnerships with new agreements, for example a new partnership with Servier for the development of a companion diagnostic in

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 18

Management Report
Acute Myeloid Leukemia therapy. Also, our portfolio of assays was expanded following the FDA approval of a companion diagnostic for Blueprint Medicines'
therapy for gastrointestinal stromal tumors. Companion diagnostics move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.

Selected Molecular Diagnostics products
Sample technologies	Assay technologies	Instruments	Bioinformatics

For extraction from: •Tissue •Blood •Swabs, other	Indication areas •Oncology •Immune modulation •Infectious diseases Technologies: QuantiFERON, Polymerase Chain Reaction (PCR), Next-generation sequencing (NGS)	•QIAstat-Dx •NeuMoDx •QIAsymphony RGQ •QIAcube Connect MDx •EZ2 Connect MDx •QIAstat Rise	QIAGEN Clinical Insight (QCI) •Hereditary diseases •Somatic and germline cancers •All diseases
Life Sciences
The Life Sciences market includes governments and biotechnology companies –
and researchers using molecular testing technologies who are generally served by public funding in areas such as medicine and clinical development, forensics, and exploring the building blocks of life.
We partner with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, bioinformatics and services to universities and institutes, pharmaceutical and biotech companies, government and law enforcement agencies.
We provide Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use high-quality technologies to generate reliable, fast, highly reproducible results, sometimes replacing time-consuming traditional or in-house methods. We often partner with leading institutions on research projects and develop customized solutions such as NGS panels for the sequencing of multiple gene targets.
We are a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic
"fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as in food safety. We provide sample collection and analytical solutions for law enforcement and human identification labs, as well as advanced technologies for studies of microbiomes and their effect on health and the environment.
We have deep relationships with pharmaceutical and biotechnology companies. Drug discovery and development as well as translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations that are most likely to respond to particular therapies. We estimate that about half of our sales to these companies supports research, while the other half supports clinical development, including stratification of patient populations based on genetic information. Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research and treatment options.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 19

Management Report

Selected Life Sciences products
Sample technologies	Assay technologies	Instruments	Bioinformatics

~300 different kit types for extraction and purification of DNA, RNA and proteins from tissue, blood, cells, stool, plants, soil, and other sample types	•Real-time PCR •Digital PCR •Next-generation sequencing	•QIAsymphony •QIAcube Connect •QIAcuity digital PCR	•Ingenuity Pathway Analysis (IPA) •Genomics Workbench/Server •Microbial Pro Suite/RNA-seq •Microbial Epigenetics
Competition
The markets for most of our products are very competitive. Competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. In sample technology products, we experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification kits, assay solutions, reagents and instrumentation. We compete with other suppliers through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs as well as downstream applications, providing significant advantages in speed, reliability, accuracy, convenience, reproducibility and ease of use.
Some of our other products within our molecular diagnostics customer class, such as tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and CMV (cytomegalovirus), compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.
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
Global Presence by Product Category and Geographic Market
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

Net sales (in millions)	2023	2022	2021

Consumables and related revenues	$1,726.2	$1,888.9	$1,986.3
Instrumentation	239.1	252.6	265.3
Total	$1,965.3	$2,141.5	$2,251.7
Geographical Information
We sell our products in more than 170 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 20

Management Report

Net sales (in millions)	2023	2022	2021

United States	$935.3	$909.6	$909.7
Other Americas	84.8	88.1	97.7
Total Americas	1,020.1	997.8	1,007.4
Europe, Middle East and Africa	624.6	733.5	814.4
Asia Pacific, Japan and Rest of World	320.7	410.3	429.9
Total	$1,965.3	$2,141.5	$2,251.7
We have built an increasing presence in key markets as a growth strategy. In
2023, the top six growth markets—China, Brazil, India, South Korea, Mexico and Türkiye—contributed 12% of net sales. Russia was excluded as a market in early 2022 following the invasion of Ukraine, and subsequent decision to stop business activities in Russia and Belarus.
Seasonality
Our business is not significantly impacted by seasonal factors. Historically, a significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns - for example, the timing and severity of viral infections such as the influenza or SARS-CoV-2 viruses.
Suppliers
We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location.
Our supplier policy, which all new suppliers sign, is available on our website and contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety, as well as environmental protection and conservation. In addition, first-
tier suppliers must confirm REACH, RoHS and conflict minerals compliance as appropriate. As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis the risks and benefits of reliance on our existing suppliers.
We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. In the second half of 2023, while the availability of raw materials improved over
2022, raw material prices continued to increase primarily driven by energy costs and inflation. We use long-term supply contracts when needed to secure raw materials and mitigate availability challenges when identified. The overall increase in energy costs and materials has had a significant adverse impact on our costs for raw materials, specifically plastics and packaging as well as for logistics. Long-term supply contracts have helped to limit the risks for shortages in electronic components, but have still resulted in price increases. We expect improved availability in 2024 under continued pricing pressure. We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. These initiatives help us minimize shortages and pricing pressures.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 21

Management Report
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
Sales and Marketing
We market our products primarily through subsidiaries in markets with the greatest sales potential in the Americas, Europe, Australia and Asia.
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
We continue to drive the growth of our digital marketing channels – including our website at www.qiagen.com, product-specific sites and social media.
Since the onset of the pandemic there has been an increase in virtual events and use of digital sales channels. We have likewise increased the activities in digital marketing to adapt to these market changes, such as installing an in-
house studio to facilitate creation of video content and live virtual events.
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
Our GeneGlobe Design & Analysis Hub (www.geneglobe.com) is a valuable outreach to scientists in pharma and academia, enabling researchers to search and order from approximately 25 million pre-designed and custom

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 22

Management Report
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
For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-
use digital ordering, inventory monitoring and customer-driven changes make
QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2023, additions to our intangible assets outside of business combinations totaled $11.1 million and as of December 31, 2023, patent and license rights, net totaled $75.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31,
2023, we owned 303 issued patents in the United States, 251 issued patents in Germany and 1,716 issued patents in other major industrialized countries.
We had 360 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application.
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
our exclusive property, subject to local laws.
See Risk Factors included in Risks and Risk Management for details regarding risks related to our reliance on patents and proprietary rights.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 23

Management Report
Description of Property
Our primary production and manufacturing facilities for consumable products are located in Germany, the United States, Spain and China. Our facilities for software development are located in the United States, Germany, Poland,
Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP SE. Worldwide, we use SAP R/3 software to integrate most of our operating subsidiaries and are currently undergoing a multi-year implementation of S/4HANA. Capital expenditures for property, plant and equipment totaled $149.7 million, $129.2 million and $189.9 million for 2023, 2022 and 2021, respectively.
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
The consumable products manufactured at QIAGEN GmbH in Germany, and
QIAGEN Sciences LLC in Maryland, are produced under ISO
9001: 2015, ISO 13485:2016, MDSAP. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-
art sample and assay technologies under our Total Quality Management system.
Our corporate headquarters are located in Venlo, The Netherlands. The below table summarizes our largest facilities. Other subsidiaries throughout the world lease smaller amounts of space.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 24

Management Report

Facility location	Country	Purpose	Owned or leased	Square feet

Hilden	Germany	Manufacturing, warehousing, distribution, research and development and administration	Owned	986,000
Germantown, Maryland	U.S.	Manufacturing, warehousing, distribution and administration	Owned	285,000
Ann Arbor, Michigan	U.S.	Service Solutions, manufacturing, warehousing, distribution and administration	Leased	109,000
Shenzhen	China	Development, manufacturing, warehousing, distribution and administration	Leased	107,200
Manchester	U.K.	Development and Service Solutions	Leased	96,300
Frederick, Maryland	U.S.	Development, Service Solutions, manufacturing, warehousing and distribution	Leased	76,500
Wroclaw	Poland	Business service center	Leased	65,100
Beverly, Massachusetts	U.S.	Enzyme manufacturing	Leased	44,000
Barcelona	Spain	Development, manufacturing, warehousing, distribution, and administration	Leased	31,900
Manila	Philippines	Business service center	Leased	29,300
Shanghai	China	Service Solutions and administration	Leased	28,400
Gdańsk	Poland	Enzyme manufacturing, development, warehousing and administration	Leased	27,100
Germantown, Maryland	U.S.	Service Solutions and training center	Leased	13,500
Redwood City, California	U.S.	Bioinformatics	Leased	12,700
Gdynia	Poland	Enzyme manufacturing, development and warehousing	Leased	11,200
Each of our owned facilities in Hilden, Germany and Germantown, Maryland, has capacity for future expansion of up to 300,000 square feet of facility space. In 2023, we invested in our Hilden, Germany site to add an emergency power supply and renewable heating systems in order to reduce our dependency on carbon energy sources and to reduce our carbon emissions.
We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 25

Management Report
Operating and Financial Review
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in Risk Factors and Note
Regarding Forward-looking Statements and Risk Factors in this Annual Report.
The discussion that follows focuses on 2023 with comparisons to 2022. For discussion of the year ended December 31, 2022, compared to 2021, refer to our December 31, 2022 Annual Report.
Operating Results
Overview
Net sales growth continued in 2023 in the non-COVID product portfolio amid a challenging macro-environment and total 2023 net sales of $2.0 billion reflect the advancement of our strategy of "Focus and Balance" on areas offering the highest growth potential. Focus involves our Five Pillars of Growth strategy to make significant investments in the commercialization and development of (1)
Sample technologies, (2) QuantiFERON, (3) QIAcuity, (4) NeuMoDx and (5)
QIAcuity. Balance involves developing our portfolio to address more than
500,000 customers across the Life Sciences and Molecular Diagnostics, as well as to build out our global presence in markets around the world offering growth potential.
We made solid progress in driving growth of our consumables business, which accounts for over 85% of our sales, while expanding our installed instrument base.
Financial highlights of 2023 include:
•While net sales from our non-COVID product portfolio grew 8% in 2023, total net sales declined 8% over the year-ago period, reflecting a 66%
decline in net sales from COVID-19 products.
•The operating income margin in 2023 was 20.9% of sales compared to
24.8% in 2022, reflecting lower sales contributions as well as higher expenses from recent production capacity expansion projects, investments in research and development include BLIRT S.A. and Verogen, Inc. which we acquired in May 2022 and January 2023, respectively.
•Net cash provided by operating activities declined 36% to $459 million in
2023 from $715 million in 2022. Results in 2023 reflected the reduced net income compared with 2022 results, as well as higher working capital requirements, in particular an increase in inventories to ensure product availability.
We continue to invest to support internal growth with a high level of investment into research and development for menu expansion of our key platforms as well as our IT infrastructure. Additionally, in January 2024, we completed a synthetic share repurchase that combined a direct capital repayment to shareholders with a reverse stock split. This approach is designed to return cash to shareholders in a more efficient way than through a traditional open-market repurchase program.
In January 2023, we acquired Verogen, Inc., a leader in the use of next-
generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. In May 2022, we acquired
BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk,
Poland.These acquisitions were not significant to the overall consolidated financial statements.
As of April 1, 2022, the results of our subsidiary in Türkiye are reported under highly inflationary accounting, as the prior three-years cumulative inflation rate exceeded 100%.
Foreign Currencies
The reporting currency of QIAGEN N.V. is the U.S. dollar. The functional currency of most of our subsidiaries are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 26

Management Report
whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income.
Year Ended December 31, 2023, Compared to 2022
Net Sales

(in millions)	2023		2022
Product type	Net sales	% of net sales	Net sales	% of net sales	% change

Consumables and related revenues	$1,726.2	88%	$1,888.9	88%	-9%
Instruments	239.1	12%	252.6	12%	-5%
Net sales	$1,965.3		$2,141.5		-8%

Customer class
Molecular Diagnostics	$1,035.5	53%	$1,126.2	53%	-8%
Life Sciences	929.8	47%	1,015.3	47%	-8%
Net sales	$1,965.3		$2,141.5		-8%

(in millions)	2023		2022
Product group	Net sales	% of net sales	Net sales	% of net sales	% change

Sample technologies	$663.0	34%	$796.9	37%	-17%
Diagnostic solutions	697.6	35%	660.9	31%	+6%
PCR / Nucleic acid amplification	300.2	15%	390.8	18%	-23%
Genomics / NGS	238.9	12%	224.8	10%	+6%
Other	65.6	3%	68.1	3%	-4%
Net sales	$1,965.3		$2,141.5		-8%
Sample technologies involve the sale of consumables kits and instruments for use in obtaining DNA, RNA and proteins from biological samples. Overall sales in this product group declined 17% in 2023 to $663.0 million, due to significant drop-off in the pandemic testing demand. Growth in Non-COVID product sales were supported by higher sales of consumables that more than offset the decline in instruments. Sales results for 2023 were adversely impacted by approximately one percentage point of currency movements over the prior year.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 27

Management Report
Diagnostic Solutions involve the sale of regulated consumables kits and instruments for use in clinical healthcare, as well as revenues from our Precision
Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 6% to $697.6 million in 2023. The QuantiFERON-TB test for tuberculosis detection maintained a solid pace with 24% growth in 2023 and QIAstat-DX sales rose, supported by an ongoing high level of placements. NeuMoDx sales were down compared to the significant COVID-19 sales in 2022, but exceeded the annual sales goal in 2023. Sales in the rest of this product group declined, mainly due to lower sales of COVID-19 products.
PCR / Nucleic Acid Amplification involves consumables kits and instruments used in non-regulated applications. Sales in this product group fell
23% to $300.2 million due to a sharp decline in COVID product group demand, as well as the drop-off in sales of OEM products. The QIAcuity digital
PCR system delivered solid growth in 2023 over 2022 results, driven by increasing consumables pull through and new placements especially to biopharma customers.
Genomics / NGS involves our portfolio of universal solutions for use on any next-generation sequencer (NGS) as well as the QIAGEN Digital Insights bioinformatics business and other products used in genomics analysis workflows. Sales in this product group rose 6% to $238.9 million in 2023 driven by business expansion in the bioinformatics business and the portfolios of universal NGS solutions for use with various third-party NGS systems.

Geographic region (in millions)	2023	2022	% change

Americas	$1,020.1	$997.8	+2%
Europe, Middle East and Africa	624.6	733.5	-15%
Asia Pacific, Japan and Rest of World	320.7	410.3	-22%
Net sales	$1,965.3	$2,141.5	-8%
The Americas region led the performance among our three regions, with overall results reflecting the COVID-19 product contributions in 2022. Higher sales were seen in the U.S. and Mexico, against lower results in Canada over the prior year. Sales in this region were not materially affected by currency movements.
The Europe, Middle East and Africa (EMEA) region's results were also affected by the decline in COVID-19 sales, partially offset by one percentage point of favorable currency movements against the U.S. dollar. Among the top-
performing countries in 2023 were Spain, France and the United Kingdom.
The Asia Pacific, Japan and Rest of World region saw an overall sales decline in 2023 over the prior year. Sales in this region were adversely impacted by three percentage points from unfavorable currency movements against the U.S. dollar.
Gross Profit

(in millions)	2023	2022	% change

Gross profit	$1,233.7	$1,384.6	-11%
Gross margin	62.8%	64.7%
The gross margin in 2023 primarily reflects changes in individual product sales and mix. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements.
Fluctuations in the sales levels between periods can cause changes in gross profit between periods. In 2023, gross margin decreased in line with the significant decline in the overall sales level, which was mainly due to the sharp reduction in COVID-19 product group revenues. The gross margin in 2023 also includes costs for higher material and logistics costs over the year-ago periods.
The amortization expense on acquisition-related intangibles within cost of sales increased to $64.2 million in 2023 compared to $60.5 million in 2022 and includes amortization related to Verogen acquired in January 2023. Our acquisition-related intangible amortization will increase in the event of future acquisitions.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 28

Management Report
Operating Expenses

(in millions)	2023		2022
	Expenses	% of net sales	Expenses	% of net sales	% change

Sales and marketing	$459.9	23.4%	$474.2	22.1%	-3%
Research and development	198.5	10.1%	189.9	8.9%	+5%
General and administrative	119.3	6.1%	129.7	6.1%	-8%
Acquisition-related intangible amortization	10.8	0.5%	14.5	0.7%	-26%
Restructuring, acquisition, integration and other, net	35.3	1.8%	44.8	2.1%	-21.1%
Total operating expenses	$823.8	41.9%	$853.1	39.8%
Income from operations	$409.9	20.9%	$531.5	24.8%
Sales and Marketing
Sales and marketing expenses declined 3% to $459.9 million over 2022, and rose to 23.4% of sales from 22.1% in 2022. The overall decrease in sales and marketing expenses primarily reflects lower freight and other supply chain costs. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. The increased use of digital customer engagement continues to build on the new habits of customers and enhance customer engagement with a focus on greater efficiency and effectiveness.
Research and Development
Research and development expenses increased 5% to $198.5 million in 2023 compared to 2022 and rose to 10.1% of sales from 8.9% in 2022. Results for
2023 included $2.6 million of unfavorable currency exchange movements.
Research and development expense reflects our continued focus on our Five
Pillars of Growth, including investments in NeuMoDx, QIAstat-Dx and QIAcuity.
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
General and Administrative
General and administrative expenses declined 8% to $119.3 million in 2023 and remained unchanged to 6.1% of sales compared in 2022. These results reflect lower share-based compensation expense together with efficiency gains across many administrative functions partially offset by investments into our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cyber security measures. Results for 2023 included $1.0 million of unfavorable currency exchange movements. We expect future costs to increase due to higher licensing and information technology costs as well as increased cyber security costs.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 29

Management Report
Acquisition-Related Intangible Amortization
Amortization expense on acquisition-related intangibles within operating expense declined 26% to $10.8 million from $14.5 million in 2022. The decrease reflects the full amortization of certain previously acquired assets.
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
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net expenses decreased to
$35.3 million in 2023, or 1.8% of sales, from $44.8 million, or 2.1% of sales, in 2022. Expenses incurred in 2023 included charges related to the 2022 restructuring program, as discussed further in Note 6 "Restructuring," as well as costs related to our acquisition of Verogen, Inc. in January 2023. Expenses incurred in 2022 included costs related to our BLIRT S.A. acquisition in May
2022 and impairments and charges related to our decision to suspend business in Russia, Ukraine and Belarus in the first quarter of 2022 as well as impairments to intangible assets of $12.8 million an impairments related to
Ellume, as further discussed in Note 11 "Goodwill and Intangible Assets."
Additionally in 2022, we incurred $4.6 million of charges related to the 2022 restructuring program.
Other Income (Expense), net

(in millions)	2023	2022	% change

Interest income	$79.0	$32.8	+141%
Interest expense	(53.4)	(58.4)	-8%
Other (expense) income, net	(5.7)	6.7	-185%
Total other income (expense), net	$19.9	($18.9)	-205%
Interest income includes interest earned on cash, cash equivalents and short-
term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The increase in 2023 compared to the prior year was due to increasing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, as discussed in Note 16 "Debt" in the accompanying notes to consolidated financial statements. The decrease in
2023 compared to 2022 is driven by the repayment of the 2023 Notes that matured in September 2023 totaling $400.0 million partially offset by the issuance of German private placement bonds in July and August 2022 totaling
€370.0 million.
Other (expense) income, net was $5.7 million of expense for the year ended
December 31, 2023. Other expense included a loss of $5.8 million on foreign currency transactions and $4.2 million of impairments in non-marketable investments not accounted for under the equity method, partially offset by $4.2 million of income from equity method investments.
Other (expense) income, net was $6.7 million of income for the year ended
December 31, 2022. Other income included $3.8 million of income from equity method investments and a gain of $2.7 million on foreign currency transactions.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 30

Management Report
Income Tax Expense

(in millions)	2023	2022	% change

Income before income taxes	$429.8	$512.6	-16%
Income tax expense	88.5	89.4	-1%
Net income	$341.3	$423.2

Effective tax rate	20.6%	17.4%
In 2023, our effective tax rate was 20.6% compared to 17.4% in 2022. Our effective tax rate differs from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in
Dubai. The effective tax rate in 2022 reflects the release of uncertain tax positions following the conclusion of tax audits covering the 2014 to 2016 years in the second quarter of 2022. See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the Netherlands'
statutory income tax rate to the effective tax rate.
In future periods, our effective tax rate may fluctuate due to similar or other factors as discussed in “Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility”
in Risk Factors.
Liquidity and Capital Resources
To date, we have funded our business through internally generated funds, debt, as well as private and public sales of equity. Our primary use of cash has been to strengthen our business operations, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	2023	2022

Cash and cash equivalents	$668.1	$730.7
Short-term investments	389.7	687.6
Total cash and cash equivalents and short-term investments	$1,057.8	$1,418.3

Working capital	$1,068.3	$1,419.4
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2023, cash and cash equivalents had decreased by $62.6 million from December 31, 2022, primarily as a result of cash used in financing activities of $433.8 million and cash used in investing activities of $87.7 million, partially offset by cash provided by operating activities of $459.5 million as discussed in the Cash
Flow Summary below. The decrease in short-term investments at December 31,
2023, is the result of our active cash management. The overall lower cash and cash equivalent balance together with a higher current portion of long-term debt led to the decrease of working capital at December 31, 2023.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 31

Management Report
Cash Flow Summary

(in millions)	2023	2022

Net cash provided by operating activities	$459.5	$715.3
Net cash used in investing activities	(87.7)	(726.8)
Net cash used in financing activities	(433.8)	(125.8)
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(12.5)
Net decrease in cash and cash equivalents	($62.6)	($149.8)
Operating Activities
For the year ended December 31, 2023, we generated net cash from operating activities of $459.5 million compared to $715.3 million in 2022.
While net income was $341.3 million in 2023, non-cash components in income included $205.3 million of depreciation and amortization, $47.1 million of share-based compensation and $30.2 million of amortization of debt discount and issuance costs. Cash flow impacts from changes in operating assets and liabilities primarily reflect increased inventories to support customer demand trends in light of global supply chain tensions. Given that we rely heavily on cash generated from our operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technology advances by competitors could have a negative impact on our liquidity.
Investing Activities
Approximately $87.7 million of cash was used in investing activities in 2023 compared to $726.8 million in 2022. Investing activities during 2023 consisted principally of $1.0 billion for purchases of short-term investments,
$149.7 million in cash paid for purchases of property and equipment, $149.5 million of net cash paid for the acquisition of Verogen, Inc., $66.6 million paid to our derivative counterparties to collateralize our derivative liabilities with them as discussed in Note 14 "Derivatives and Hedging," and $13.1 million paid for intangible assets. This was partially offset by cash inflows of $1.3 billion from the redemption of short-term investments.
Cash used in investing activities during 2022 consisted principally of $1.4 billion for purchases of short-term investments, $129.2 million for purchases of property, plant and equipment, $63.7 million of net cash paid for the acquisition of BLIRT S.A., $20.1 million paid for intangible assets and $9.9 million returned to us from our derivative counterparties with cash provided to them to collateralize our derivative liabilities with them. This was partially offset by cash inflows of $883.1 million from the redemption of short-term investments.
Financing Activities
For the year ended December 31, 2023, cash used in financing activities was
$433.8 million compared to $125.8 million in 2022. Financing activities during 2023 included $400.0 million for the repayment of long-term debt,
$17.7 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, and $16.3 million paid to our derivative counterparties to collateralize derivative assets that we hold with them.
In 2022, cash used in financing activities totaled $125.8 million and consisted of $480.0 million for the repayment of long-term debt, $25.4 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, and $4.6 million in cash paid for contingent consideration. This was partially offset by proceeds of $371.5 million from the issuance of long-
term debt and $12.6 million received from our derivative counterparties to collateralize derivative assets that we hold with them.
Other Factors Affecting Liquidity and Capital Resources
As of December 31, 2023, we carry $1.5 billion of long-term debt, of which
$0.6 billion is current and $0.9 billion is long-term.
In July and August 2022, we completed a German private placement bond
(2022 Schuldschein), which was issued in various tranches totaling €370.0 million ($371.5 million) due in various periods through 2035 as described more fully in Note 16 "Debt." The interest rate is linked to our ESG performance. As of December 31, 2023, a total of $408.0 million is outstanding.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 32

Management Report
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
In September 2017, we issued $400.0 million aggregate principal amount of
Cash Convertible Senior Notes due in 2023 (2023 Notes) which were due and repaid in September 2023.
In 2017, we completed a German private placement (2017 Schuldschein)
consisting of various tranches denominated in U.S. dollars or euros at either floating or fixed rates, and due at various dates through June 2027. As of
December 31, 2023, a total of $121.0 million is outstanding.
In December 2020, we obtained a €400 million syndicated revolving credit facility with a contractual life of three years, and with the ability to be extended twice by a one-year period. No amounts were utilized during 2023. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above
EURIBOR, and is offered with interest periods of one, three or six months. The interest rate is linked to our ESG performance. We have additional credit lines totaling €13.0 million with no expiration date. None of these credit lines were utilized in 2023.
We have lease obligations, including interest, in the aggregate amount of
$109.9 million, of which $25.1 million was current as of December 31, 2023.
We also have purchase obligations of $98.8 million and license commitments of $7.2 million. In connection with certain acquisitions that we have completed,
QIAGEN could be required to make additional contingent cash payments of up to $20.7 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in Note 12 "Leases"
and Note 20 "Commitments and Contingencies" in the consolidated financial statements.
Liabilities associated with uncertain tax positions, including interest and penalties, were estimated at $98.9 million as of December 31, 2023. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by the respective taxing authorities and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid.
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 7, 2024, and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases.
$295.2 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3% to
223.9 million (of which 2.5 million are held in Treasury Shares) as of January
31, 2024.
We did not use special purpose entities and did not have any off-balance sheet financing arrangements during the years ended December 31, 2023, 2022 and 2021.
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
operations and expansion in the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 33

Management Report
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
Policy on Dividend Distribution
We have not paid any dividends on our Shares since our inception and do not intend to pay any dividends in the foreseeable future. We intend to retain our earnings, if any, for the development of our business. In January 2017 and
January 2024 we completed synthetic share repurchases that combined direct capital repayments with reverse stock splits.
Credit Rating
We currently do not have a rating issued by any credit rating agency.
Critical Accounting Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.
Critical accounting estimates are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting estimates, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made, or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting estimates are those related to income taxes, share-based compensation, acquisitions, amortized intangible assets, and fair value measurements.
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
Share-Based Compensation
Our stock plan allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We grant performance-based stock units subject to performance periods of three

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 34

Management Report
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
Acquisitions
We frequently enter into business combinations and must determine whether an acquired entity is considered to be a business or an asset or group of assets. A portion of the purchase price can only be allocated to goodwill in a business combination. Transaction costs are expensed in a business combination, yet capitalized in an asset acquisition. Contingent payments and in-process research and development costs are also handled differently. A set of assets is not a business if substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similar identifiable assets. In determining whether an acquired entity is considered to be a business or a set of assets, application of the "substantially all" threshold requires judgment.
The purchase price allocation for acquisitions of a business requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date, with subsequent changes to the fair value being recognized in earnings.
We have made several acquisitions of businesses in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. In most acquisitions, we engage an independent third-party valuation firm to assist us in determining the estimated fair values of acquired in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating projected revenue and related growth rates, estimating future cash flows, estimating customer attrition rates, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.
Amortized Intangible Assets
We assess amortized intangible assets at least annually, as of October 1st of each year, for indications of impairment and immediately upon an indicator of possible impairment. Intangibles are assessed for recoverability considering the contract life, where applicable, and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Due to the numerous variables associated with our judgments and assumptions, and the effects of changes in circumstances affecting the valuation, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.
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
observable inputs and minimize our use of unobservable inputs. We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 35

Management Report
market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
Certain of our derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable prices at which transactions are executed in the marketplace.
Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates, and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these estimates are adjusted in the future, our financial position or results of operations could be affected in the period of any change.
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
The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in this Annual
Report, containing a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.
Legal Proceedings
While no assurances can be given regarding the outcome of any proceedings, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
For information on legal proceedings, see Note 20 "Commitments and
Contingencies" of the Notes to Consolidated Financial Statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 36

Management Report
Risks and Risk Management
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
Identified risks are sub-divided into three types:
•a base business risk that is specific to us or our industry and threatens our existing business;
•a business growth risk that is specific to us or our industry and threatens our future business growth; and
•an underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies.
All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) on disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to provide management the opportunity to successfully implement mitigation actions on a timely basis. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks, as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes.
Our corporate governance structure outlines the responsibilities of our
Managing Board and Supervisory Board (discussed in more detail in their respective sections in the Corporate Governance chapter) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in the
Supervisory Board Report ). We maintain internal controls to ensure the integrity of financial reporting, which is described further in Controls and
Procedures. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of
Ethics as described further in the Governance section of our Sustainability
Statement of this Annual Report.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 37

Management Report

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
•Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

Risk Factors
The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower-listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.
Our continued growth is dependent on the development and
success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address sometimes rapidly evolving market requirements, such as the pandemic caused by the SARS-CoV-2 virus. We believe successful new product introductions provide a significant competitive advantage because many customers make an investment of time into selecting and learning how to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted by customers, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth prospects or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of new products, caused by delays in regulatory approvals, for example, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain product development in the future.
As a result, we cannot assure you that we will keep pace with the rapid rate of developments in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of a new product include:

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 38

Management Report
•availability, quality and price relative to existing competitor products;
•the timing of introduction of the new product relative to competitive products;
•perceptions of the new product’s utility;
•citation of the new product in published research;
•regulatory trends and approvals; and
•general trends in life sciences research, applied markets and molecular diagnostics.
In the development of new products, we may make significant investments in intellectual property, software solutions and manufacturing capacity. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance and sales. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially have an adverse effect on our business, financial condition and results of operations.
Our continued growth depends significantly on the success of new products in the molecular research and testing markets that we serve, and our ability to scale manufacturing capacities to meet customer demands. Important product programs in early commercialization stage include the QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the NeuMoDx 96 and 288 systems offering fully integrated PCR clinical testing, and the QIAcuity digital PCR system.
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables kits – identified as sample and assay kits – that are designed to run on the systems in a "razor-
razorblade" model. The rollout of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems.
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
Our business has grown in recent years, with total net sales increasing to
$1.97 billion in 2023 from $1.53 billion in 2019. In addition to incremental sales from our global response to the COVID-19 pandemic, we have made a series of acquisitions in recent years, including the acquisitions of Verogen, Inc.
in January 2023 and BLIRT S.A. in 2022. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in providing Sample to Insight solutions focused on molecular research and clinical testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
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
marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 39

Management Report
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
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets, including inflation and rising interest rates. Direct conflicts, such as the ongoing wars in Ukraine and the Middle East, and an increasingly challenging economic environment lead to uncertainty about the future. Trade restrictions or export controls, as were seen with the Russia-Ukraine war, could disrupt our supply chain and flow of products if they disturb the international flow of goods and increase costs.
Our results of operations could also be negatively impacted if the U.S. federal government were to enact automatic spending cuts (sequestration), which have occurred in the past. Such a decision could add uncertainty to the timing and the availability of budget funds for investment decisions by our customers—
particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
While there has been global economic recovery from the COVID-19 pandemic, higher inflation continues, including on raw material prices which also reflect higher energy costs. The overall increase in energy costs and materials has had a significant adverse impact on our business.
Access to financing in the global financial markets has been adversely affected for many businesses in light of the high-inflation environment. The central banks in the U.S., the United Kingdom and the Euro Zone tightened their monetary

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 40

Management Report
policies materially beginning in 2022 by raising interest rates, and continued
headwinds and volatility are expected in 2024. This may impact our ability to obtain new or refinance existing debt facilities at competitive rates.
Additionally, our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow.
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
•failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfil its payment obligations;
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
Damage to our property due to unforeseen events, and the resulting disruption of our business, may be covered by insurance. However, this insurance may not be sufficient to cover all of our potential losses, and the insurance coverage may not continue to be available to us on acceptable terms, or at all. In

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 41

Management Report
addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.
Terrorist attacks and international hostilities and instability in any region could adversely affect our business.
Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the global supply chain and materially impact the availability of and prices for energy and other raw materials. In February 2022, the government of Russia invaded Ukraine. The ongoing war is so far confined to Ukraine, but any expansion into other countries could materially disrupt our operations in Europe and/or increase our operating costs. In addition, Russia's prior annexation of Crimea, the annexation of various regions of Ukraine and subsequent military interventions have led to sanctions being levied by the European Union, the U.S. and other countries against Russia. Additionally, in October 2023, Hamas launched a series of coordinated attacks on Israeli targets, and Israel responded by formally declaring war on Hamas. The armed conflict is ongoing and rapidly evolving as of the date of this filing, and its length and outcome are highly unpredictable.
These conflicts and similar current and future conflicts could lead to significant market and other disruptions, instability in financial markets, supply chain interruptions, political and social instability and other material and adverse effects on macroeconomic conditions, any of which could magnify the impact of other risks described in this Annual Report.
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
In 2022, the volatility in product availability and pricing drastically increased compared to previous years. In 2023, while availability continued to improve, raw material prices increased, reflecting higher energy costs and inflation.
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
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various inter-company operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than the statutory rate of 25.8% in the Netherlands. Changes in tax laws, including changes resulting from the current work being led by the Organization for Economic Co-
operation and Development (OECD) Inclusive Framework focused on
"Addressing the Challenges of the Digitalization of the Economy", or their application with respect to matters such as changes in tax rates, transfer pricing

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 42

Management Report
and income allocation, utilization of tax loss carry-forwards, inter-company dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences.
The breadth of the OECD project extends beyond pure digital businesses and is likely to impact most large multinational businesses by both redefining jurisdictional taxation rights and establishing a 15% global minimum tax
(referred to as Pillar Two). The Netherlands formally enacted the Pillar Two legislation into domestic law and certain aspects of Pillar Two are effective
January 1, 2024, and other aspects effective January 1, 2025. Although global enactment has begun, the OECD and participating countries continue to work on defining the underlying rules and administrative procedures. Pillar Two is effective for us in 2024.
The increased tax burden as a result of changes in law could be material and may adversely affect our results of operations, cash taxes and effective tax rate.
Additionally, depending on the timing of effective dates, changes in tax law may limit our ability to accurately forecast the related tax impacts. If our tax positions are challenged by taxing authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could also have an adverse effect on our results of operations, financial flexibility or cash flow.
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
We have modernized our cyber security tools, and are continually updating our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks, and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat for our customers. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption of data, or other operational disruption. Failures in our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber-terrorists. Furthermore, there is an increased risk of cyber security attacks by state actors due to the Russian war with Ukraine. Russian ransomware gangs have threatened to increase hacking activity against critical infrastructure of any nation or organization that retaliates against Russia. Any such increase in such attacks on our third-party providers or other systems could adversely affect our network systems or other operations. If we experience a breach or failure of our systems, we could experience potentially significant operational delays due to the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event personal information that we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Furthermore, we could experience significant negative publicity that could result in reputation or brand damage with customers or partners.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 43

Management Report
Additionally, we are subject to privacy and data security laws across multiple jurisdictions. These include laws relating to the storage of health information that are complex, overlapping, sometimes contradictory and rapidly evolving.
In the U.S., individual states regulate requirements and have authority over privacy and personal data protection. For example, the California Consumer
Privacy Act of 2018 (CCPA), which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility into and control over their personal information. The U.S. states of Virginia and Colorado also enacted comprehensive data privacy laws similar to the CCPA, both of which became effective in 2023. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted. There are also
European privacy laws, such as the General Data Protection Regulation (GDPR)
of the European Union, that impose restrictions on the transfer, access, use and disclosure of health and other personal information. As our activities continue to evolve and expand, we may be subject to additional laws that impose further restrictions on the transfer, access, use and disclosure of health and other personal information, which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could subject us to costly regulatory action or lawsuits, and could adversely impact our reputation, business and future business plans.
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
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. With evolving political realities in the
United States, certain sections of the Patient Protection and Affordable Care Act of 2010 (ACA) have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact on reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. In accordance with the Protecting Access to Medicare
Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services calculate
Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extend to additional diagnostic testing codes on the
Clinical Laboratory Fee Schedule (CLFS). If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 44

Management Report
Reduction in R&D budgets and government funding may result in reduced sales.
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
Competition could reduce our sales.
The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the U.S. Food and Drug Administration (FDA) or similar non-U.S. authorities. Our competitors’
development of alternative products offering superior technology, greater cost-
effectiveness and/or receiving regulatory approval could have a material adverse effect on our sales and results of operations.
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
operations.
For our commercial clinical assays, we often compete with solutions developed by our laboratory customers, and driving conversion from such laboratory-
developed tests (LDTs) to commercial diagnostics assays can be challenging.
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.
We and our customers operate in a highly regulated environment characterized by frequent changes in the governing regulatory framework. Genetic research

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 45

Management Report
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
be no assurance that third parties will not challenge our activities or, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 46

Management Report
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
Our top six emerging growth markets are Brazil, China, India, South Korea,
Mexico, and Türkiye, which together accounted in 2023 for 12% of total sales.
Russia was removed as a top growth market in 2022 following the invasion of
Ukraine and the subsequent decision to suspend business operations in Russia and Belarus, which made up less than 1% of total sales. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks arising from the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may face several risks that are more significant than in other countries where we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems that may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Some of our customers are requiring us to change our sales
arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products in order to lower their supply costs. In some cases, these customers have established agreements with

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 47

Management Report
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
Given that we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. As of April 1, 2022, the results of operations from our subsidiary in Türkiye have been reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100%.
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
purchasing trends during a quarter vary from historical patterns, as may occur with changes in market and economic conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 48

Management Report
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
•marketing, sales and customer support;
•research and development;
•expansion of our facilities;
•possible future acquisitions of technologies, products or businesses;
•demand for our products and services;
•repayment or refinancing of debt; and
•payments in connection with our hedging activities and/or taxes.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31,
2023, we had outstanding long-term debt of $1.5 billion, of which
$588.0 million was current. We may choose to refinance these liabilities.
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
and hedging activities. Refer to Note 14 "Derivatives and Hedging" and Note
16 "Debt" of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 49

Management Report
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
Concurrently with the issuance of the Cash Convertible Notes, we entered into
Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the
Cash Convertible Notes. In the event that the hedge counter-parties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued
Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants.
An impairment of goodwill and intangible assets could reduce our earnings.
At December 31, 2023, our consolidated balance sheet reflected $2.5 billion of goodwill and $526.8 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
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
Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write down the investment. This could result in future charges on our earnings that could materially have an adverse effect on our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
Doing business internationally creates certain risks.
Our business involves operations in several countries around the world. Our consumables manufacturing facilities are located in Germany, China, Spain and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 50

Management Report
numerous countries. In addition, our products are sold through independent distributors serving more than 60 countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. Worldwide, we currently use SAP R/3 software to integrate most of our operating subsidiaries and are currently undergoing a multi-year implementation of S/4HANA. If we fail to coordinate and manage these activities effectively, or if we face a loss of information or the non-availability of any system, our business and results of operations will be adversely affected.
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
In any of the markets in which we do business, increasing attention to environmental, social and governance (ESG) matters may result in new or expanded legal or regulatory requirements or expectations specific to ESG matters. A failure to meet investor or other stakeholder expectations may result in adverse reputation impacts, loss of business or a negative impact to attract and retain talent. Further, working to adhere to any new or expanded legal or regulatory requirements may require additional investments which could negatively impact our profitability.
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
Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors, including online and in-person employee trainings, periodic internal audits, and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible.
Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
Real or perceived defects in or misuse of our products could adversely affect our results of operations, growth prospects and reputation.
We currently market our products in over 130 countries either directly or indirectly through commercial partners and distributors. Due to the size and breadth of our operations, we may not always be able to track the use of our

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 51

Management Report
products by the end users. If our products are misused or are perceived to be misused, this could adversely affect our reputation and our customers’
willingness to buy from us, and adversely affect market acceptance or perception of our products.
Many of our customers - especially those in law enforcement and government who use our products for forensic testing, human identification, food testing or other purposes - use our products in applications that are of public interest or critical to their businesses or missions. As a result, they may have a lower risk tolerance to defects in our products than to defects in other less critical products. A defect in or misuse of any of our products by our law enforcement customers could lead to interference with the administration of justice, such as damage to forensic evidence. Any defects or misuse, real or perceived, could cause us to lose sales opportunities, increase our service costs, incur replacement costs, cause reputational damage, lose customers or subject us to liability for damages and divert our resources from other tasks. Any one of these factors could materially and adversely affect our business and results of operations. In addition, our products could be perceived as ineffective for reasons outside of our control.
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
Building our brand will depend largely on our ability to continue to provide top-
tier service, including high quality products at appropriate price points, which we may not do successfully. Negative reviews or publicity about our products or business, especially on media outlets, could harm our reputation and diminish our ability to make additional sales, which would adversely affect our business, financial condition, and results of operations.
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31,
2023, we owned 303 issued patents in the United States, 251 issued patents in Germany and 1,716 issued patents in other major industrialized countries. In addition, as of December 31, 2023, we had 360 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
Some of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sub-licensing and other obligations on us.
Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases,

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 52

Management Report
termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.
We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants.
There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There can also be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.
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
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares since our initial public offering in
September 1996 has increased significantly and been highly volatile. Since

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 53

Management Report
January 10, 2018, our shares have been listed on the New York Stock
Exchange (NYSE). Before that, our shares were listed on the NASDAQ through
January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $55.12 to a low of $34.74. On the Frankfurt Stock
Exchange our Common Shares have ranged from a high of €49.37 to a low of
€32.74 during the last two years.
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
The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-
based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.
Holders of our Common Shares should not expect to receive
dividend income.
QIAGEN has not paid an annual dividend since its inception, and does not intend to implement one at this time. However, in January 2017 and January
2024 we completed synthetic share repurchases that combined direct capital repayments with reverse stock splits. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of cash through another synthetic share repurchase in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
Future sales and issuances of our Common Shares could
adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of
Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of
December 31, 2023, a total of approximately 228.2 million Common Shares were outstanding along with approximately 20.9 million Common Shares reserved under our stock plans as of December 31, 2023, including the shares subject to outstanding awards. Additionally, an aggregate of 17.1 million shares of Common Shares or up to a maximum of 27.0 million shares, subject to customary adjustments under certain circumstance, may be issued upon conversion of debt or warrants. The majority of our outstanding Common
Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a
PFIC could result in a reduction in the after-tax return to holders of Common
Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 54

Management Report
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
Based on our income, assets and activities, we do not believe that we were a
PFIC for U.S. federal income tax purposes for our taxable year ended
December 31, 2023, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
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
1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”,

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 55

Management Report
“seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”,
“estimate”, “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements.
Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-
looking statements include those set forth in the risk factors above. As a result, our future success involves a high degree of risk. When considering forward-
looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-
looking statement.
Quantitative and Qualitative Disclosures About
Market Risk
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
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including inter-company items. We manage our balance sheet exposure on a group-wide basis using foreign exchange forwards, options and cross-currency swaps.
Interest Rate Derivatives
We use interest rate derivative contracts on certain borrowing transactions to hedge interest rate exposures. We have previously entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements.
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings, and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 56

Management Report
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
At December 31, 2023, we are party to cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million under which we exchange, at specified intervals, the difference between the euro and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon euro and USD notional principal amounts. Also at December 31,
2023, we are party to cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million under which we exchange, at specified intervals, the difference between the CHF and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon CHF and USD notional principal amounts.
At December 31, 2023, we had $668.1 million in cash and cash equivalents as well as $389.7 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $5.7 million.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2023.
A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2023, we had $1.5 billion in long-term debt of which
$245.5 million is floating interest rate debt. A hypothetical adverse 10%
movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been completely offset by increased interest income from our variable rate financial assets.
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
Russia's February 2022 invasion of Ukraine and the sanctions imposed in response have led to a decline in the value of the ruble which is expected to remain highly volatile. In 2022, we suspended our activities in Russia. As of
April 1, 2022, the results of our subsidiary in Türkiye are reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100 per cent.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the, British pound, Chinese renminbi, Japanese yen, and Swiss franc. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 57

Management Report
other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
We have significant production and manufacturing facilities located in
Germany and inter-company sales of inventory also expose us to foreign currency exchange rate risk. Inter-company sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle inter-company payables and receivables, as well as inter-company foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.
Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly rated financial institutions, and investing in a broad and diverse range of financial instruments.
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
Counterparty Risk
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions.
The carrying values of our financial instruments incorporate the non-
performance risk by using market pricing for credit risk.
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
a material unforeseen impact on earnings.
However, the volatility in product availability and pricing continued in 2023, and we expect some level of market constraints to continue in 2024.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 58

Management Report
Sustainability
Profile and business model
As a leading provider of Sample to Insight solutions, we realize our vision of making improvements in life possible by supporting our global customers across the molecular diagnostic and life science markets. Our products are used to advance science and improve outcomes for patients around the world. We are committed to being a sustainable business and consider the views of our stakeholders – customers, employees, authorities, regulators, suppliers, and shareholders – in how we operate. Details about our business, operating environment and products are included in the section Business and Operating
Environment.
Building a sustainable business
In 2023, our growth strategy continues to be anchored in our Five Pillars of
Growth:
•Sample technologies
•The digital PCR (Polymerase Chain Reaction) platform QIAcuity
•The clinical PCR automation solutions QIAstat-Dx
•The clinical PCR automation solutions NeuMoDx
•The QuantiFERON technology platform used to detect diseases (such as latent tuberculosis)
Since 2017, we have focused on integrating sustainability throughout the entire value chain and aligning our vision with a sustainable business which includes reducing our impact on the environment and minimizing the carbon footprint of our products. Our key strategic sustainability activities target increasing numbers of women in leadership positions, reducing our emissions, avoiding cyber security incidents, and ensuring a consistent 100% completion rate for new employee compliance trainings and the commitment of our strategic suppliers to sustainable improvement goals.
General Approach to Sustainability
Sustainability governance
Aligning the QIAGEN vision with sustainable business
QIAGEN plays a vital role in helping to advance our understanding about the building blocks of life – DNA, RNA, and proteins. Our products are used to advance science and improve outcomes for patients around the world. This is underscored by our vision of “making improvements in life possible”, which extends to our commitment of being a sustainable business ensuring that we do not negatively impact our environment, community or society as a whole. We take into consideration the views of our stakeholders in making decisions on the way to operate our business. Our approach to sustainability is to consider our actual or potential positive and negative impacts throughout each area of our business. In line with our vision of making improvements in life possible, we have a commitment to deliver the best possible portfolio of product and services while leaving the smallest possible footprint on our planet. From whom we source to how we produce, we approach each step with the intention to do so in a sustainable way. We know our people are our most critical asset and we care about them - from their working environment to career development and opportunity. We aim to attract and retain talents that contribute to our vibrant workforce and our culture of empowerment.
Sustainability anchored in two-tier corporate governance
structure
The Nomination & Environmental, Social, and Governance (ESG) Committee, a
dedicated Supervisory Board Committee, oversees the strategy, development and performance measurements of our sustainability initiatives. The strength of the committee lies in the extensive leadership experience of its current members, as each one of them has served as either the CEO or CFO of publicly listed companies. (Refer to Corporate Governance and our website for more details, including the Nomination & ESG Committee charter.) Their background equips them with a profound understanding of the intricate business implications associated with sustainability targets, the imperative need for effective risk management, and the comprehensive reporting requirements spanning both

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 59

Management Report
financial and non-financial domains. The Nomination & ESG Committee reviews the operational activities of the Corporate ESG Committee, a cross-
functional team with representatives from across the Company. The Corporate
ESG Committee is led by our Head of ESG Strategy & Impacts Programs under the supervision of the Executive Committee. This Committee formulates and secures approval for our sustainability strategy and actively drives its implementation throughout the year. Additionally, a key responsibility of the
Corporate ESG Committee is to inform the Audit Committee and Nomination &
ESG Committee about new or updated regulatory requirements, such as the
Corporate Sustainability Reporting Directive (CSRD), the EU Taxonomy and the
German Supply Chain Act. In October 2023, the Corporate ESG Committee
conducted a regulatory update with the Audit and Nomination & ESG
Committees and instructed attendees on the relevant requirements from these three upcoming regulations. This update served to equip the Supervisory Board with the necessary information to guide their role in overseeing the effectiveness of internal controls and the risk management system pertaining to sustainability reporting. The Executive Committee receives updates on the progress of the implementation of the sustainability strategy and on regulatory changes on a quarterly basis while the Supervisory Board is informed of these updates at least twice a year. In 2023, the Corporate ESG Committee met with the
Nomination & ESG Committee twice to review and approve the sustainability strategy, its implementation plan and the content of the Sustainability Statement that is disclosed in the Management Report.
The significance of sustainability within QIAGEN is firmly embedded in our culture and linked through the compensation system, wherein ESG objectives are incorporated into the annual Team Goals. These goals serve as the foundation for a substantial portion of variable short-term incentive compensation for our global workforce and the Managing Board. In acknowledgment of the paramount importance of sustainability, we have elevated the weight and influence of these objectives in line with our sustainability aspirations, a commitment that aligns with our broader promises on ESG matters.
Risk management and internal controls over sustainability
reporting
Our risk management approach is discussed under section Risks and Risk
Management. To ensure that newly established sustainability topics are integrated into the risk management approach, specialized teams were collaboratively formed in 2023 comprised of representatives from the owners of material topics and the ESG Reporting team. These teams included experts from global functions such as Accounting, ESG, U.S. Securities Exchange
Commission (SEC) Reporting, and Corporate Communications. During the
2023 reporting process, provided guidance by these teams on process requirements was applied by all owners of material topics and documented accordingly, including applicable reviews.
Reporting boundaries
The basis of our Sustainability reporting is defined in the EU Non-financial
Reporting Directive (2014) and the EU Corporate Sustainability Reporting
Directive (in effect since 2024), including the EU Taxonomy (partially in effect since 2022), and the proposed EU Sustainability Reporting Standards (in effect since 2024). The Sustainability reporting has also been aligned with the guidelines of the Global Reporting Initiative (GRI) and has been prepared in accordance with the GRI Standards. We also take into account the relevant requirements of the Sustainability Accounting Standards Board (SASB) for the
Medical Equipment & Supplies industry. Where possible we follow the

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 60

Management Report
recommendations of the Task Force on Climate-Related Financial Disclosures
(TCFD). Our Sustainability Report is available on our website.
Committed to the Sustainable Development Goals
As a global company, QIAGEN supports the Sustainable Development Goals
(SDGs) of the United Nations (UN). The SDGs identify starting points for policy-
makers, businesses, and private individuals worldwide to tackle the major challenges of our time - from resource consumption and global inequality to climate change. The 17 SDGs and the 169 targets were adopted by all UN member states in 2015 in what is termed the “Agenda 2030.” Companies can make a major contribution to the implementation of the SDGs due to their influence on the environment and society in many ways – from production to distribution of products, the actions and behaviors of employees, and cooperations with partners, suppliers and customers along the supply chain.
We are aware of this responsibility and want to make an impactful contribution to the SDGs that can be influenced by our business activities.
Looking at the impact of our business activities on sustainable development, we have identified five SDGs where QIAGEN can contribute the most:
•SDG 3 Good Health and Well Being
•SDG 5 Gender Equality
•SDG 8 Decent Work and Economic Growth
•SDG 12 Responsible Consumption and Production
•SDG 13 Climate Action
We value this alignment and the way our use of technology, resources and knowledge contributes to the United Nation's global mission of achieving the
SDGs.
Validation of Carbon Emission Targets
Our carbon emissions targets have now been validated by the Science Based
Targets initiative (SBTi), endorsing our ambition to honor the Paris Agreement’s climate goals.
The SBTi is a global body that enables companies to set ambitious emissions reductions targets in line with the latest climate science. The initiative is a collaboration between the Carbon Disclosure Project (CDP), the United Nations
Global Compact, the World Resources Institute (WRI) and the World Wide
Fund for Nature (WWF), and one of the We Mean Business Coalition
commitments. The SBTi defines and promotes best practice in science-based target setting, offers resources and guidance to reduce barriers to adoption, and independently assesses and approves companies’ targets. We are seeking to achieve net-zero status by 2050 by cutting direct and indirect emissions throughout our operations. We disclose our strategy to meet our targets in the
Sustainability Report available on our website.
Stakeholder engagement
We regard dialogue with our stakeholders as a central element in our development and the achievement of our long-term vision. We are aware that the shift toward a more sustainable economy and society requires intensive dialogue and cooperation with various stakeholder groups. We welcome this engagement and see these discussions as a way to identify important trends and developments in society and in our business fields. We take the outcomes of these discussions into account when shaping our business strategy as well as our sustainability agenda and objectives.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 61

Management Report
Environmental Responsibility
Approach to environmental protection
We make considerable investments into improving our environmental performance, striving to prevent or mitigate negative impacts from our business activities, products, or services. Our priority is implementing effective measures to comply with regulations, protecting the environment, and avoiding reputational damage or financial loss.
Minimize Carbon Footprint
Climate strategy and value chain
We recognize climate change as one of the most pressing global challenges, bringing with it risks such as extreme weather events, changes in regulations, and changes in customer needs and behavior. Operations could, for example, be negatively impacted by fluctuations in the cost of raw materials, components, freight and energy. New laws and regulations adopted in response to climate change could cause a further rise in energy prices, as well as the price of certain raw materials, components, packaging and transportation. Based on our 2022 materiality analysis, dialogue with our stakeholders and ESG ratings evaluations, we concluded that the majority of our internal and external stakeholders, including our employees and customers, are very conscious of environmental issues, including plastic consumption and the recyclability and durability of products. Among others, these factors influence our customers’ choice of supplier. We recognize that urgent action is required and are committed to reducing our greenhouse gas emissions in line with the EU Paris-Agreement.
Science Base Target Initiative (SBTi) Validation
In 2019 we began setting emission reduction goals, and in 2021 we committed to reducing greenhouse gas emissions in line with the most recent criteria set out by the SBTi. These targets have been validated and approved by the SBTi in 2023. The SBTi has assessed our near-term and net-zero targets against the SBTi's Net-Zero Standard Criteria and the SBTi Near-Term Target
Criteria and Recommendations (Version 5). The SBTi target validation team has classified QIAGEN's Scope 1 and 2 target ambition and has determined that it is in line with a 1.5°C trajectory. Our approved targets are:
•Overall Net-Zero Target: We commit to reach net-zero greenhouse gas emissions (GHG) across the value chain by 2050 from a 2020 base year.
•Near-Term Targets: We commit to reduce absolute Scope 1 and 2 GHG emissions 42% by 2030 from a 2020 base year. We also commit to reducing our absolute Scope 3 GHG emissions from business travel, use of sold products, and end-of-life treatment of sold products 25% within the same timeframe. We further commit that 67% of our suppliers by emissions covering purchased goods and services, capital goods and upstream transportation and distribution will have science-based targets by 2027.
•Long-Term Targets: We commit to reduce absolute Scope 1, 2 and 3 GHG emissions 90% by 2050 from a 2020 base year.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 62

Management Report
Investing in People
Employees
QIAGEN’s success starts with our people. Our long-term success and growth depend on the knowledge, skill and passion of our employees. Investing in our people, therefore, drives our economic performance and considerably influences the sustainability of our operations. The attraction, development and retention of our employees is an integral factor in creating value for customers, colleagues, partners and shareholders. During 2023, we continued our strategic focus on being recognized as an employer of choice, which enables us to attract, develop and retain top talents that are critical to our long-term success.
Our Corporate Code of Conduct and Ethics provides our employees with a clear understanding of the principles of business conduct and ethics that are expected of them. Additionally, respect for human rights is a fundamental value of QIAGEN. Our Human Rights Policy defines how we strive to respect and promote human rights in our relationships with our employees, suppliers and other stakeholders. The policies are reviewed and updated annually and are both available on our website.
As a company headquartered in the European Union, freedom of association and collective bargaining are cornerstones of the good relationship between management and representatives of employees. The majority of our workforce is employed in member states of the OSCE (Organization for Security and
Cooperation in Europe), which includes states from Europe, Central Asia and
North America. In all regions where we operate, we comply with all applicable laws regarding freedom of association and collective bargaining and respect local laws and regulations concerning labor relations as outlined in our Human
Rights Policy. Management believes that its relations with regional labor unions and employees are good.
The following tables provide information on the number of employees by geographical region and main category of activity. We acknowledge and respect all gender identities, understanding that individuals may identify as female, male, non-binary, or in various other ways. The gender data in the tables in this report are presented in the female or male format.

	2023				2022
Employees by region	Female	Male	Total(1)	Percentage	Female	Male	Total	Percentage

EMEA	1,800	1,652	3,453	57.9%	1,863	1,695	3,558	57.6%
Americas	609	720	1,329	22.3%	610	760	1,370	22.2%
APAC	595	590	1,185	19.9%	632	618	1,250	20.2%
Total employees	3,004	2,962	5,967	100.0%	3,105	3,073	6,178	100.0%
	50.3%	49.6%			50.3%	49.7%
(1) As of December 31, 2023, one employee identified their gender as non-binary or chose not to disclose.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 63

Management Report

Employees by function	2023	2022	2021

Production	28%	29%	30%
Research & Development	18%	17%	16%
Sales	37%	37%	37%
Marketing	6%	6%	6%
Administration	11%	11%	11%
Total	100%	100%	100%
In 2023, the number of employees working in production decreased as business conditions continued to reset following the significant ramp-up of production during the COVID-19 pandemic when we employed workers for this specific need under limited time contracts.
Depending on local laws and customs, there are different types of employment ranging from long-term fixed contracts to temporary positions. In addition, part-
time, full-time and temporary employees may have access to benefits that offer flexible time and programs for parents following childbirth and during schooling, for example. In 2023, part-time employees represented 5.7% of our workforce and temporary employees, with a fixed-term work contract representing 7.3%.
Employee Attraction and Development
QIAGEN´s goal is to be the industry employer of choice by attracting, developing and retaining diverse top talent. Enabling a fair, respectful and inclusive work environment is embedded in our culture. To drive our economic performance and create value, we focus on building excellent teams with remarkable talents. To adapt in the competitive field of talent attraction, the global Talent Acquisition Policy has been revised in line with an improved
Talent Acquisition Strategy to enhance the global overall recruiting process, the commitment to diversity and inclusion, our internal application processes, work with hiring agencies, and adherence to official regulations.
We strive to create a work environment that empowers and involves employees at all levels. In 2023, we continued our global QIAGEN EMPOWER cultural change initiative, originally launched in 2021 with voluntary ambassadors who actively facilitated discussions and practices around empowerment. The
EMPOWER initiative aims at fostering inclusive networks and inspiring a culture of empowerment. The initiative also serves as a foundation for the professional and personal development of each employee. Our goal is to provide our employees with opportunities to develop, be venturesome, think and act long-
term and, at the same time, motivate them to perform to the best of their ability with discipline, empathy and trust. We seek to inspire our people to grow so they have the right mindset and skills to thrive and achieve both professional and personal objectives. With our focus on performance management, employee, career and leadership development, we seek to foster effectiveness and performance. As anchored in our formal coaching guidelines, we empower every employee and encourage them to take on the responsibility for their learning and personal growth.
The talent, skills and passion of our employees are key to our success and value creation. The opportunity to develop personally and professionally is a core aspiration, both for employees who have recently joined QIAGEN and for those who have been with QIAGEN for quite some time. Our objective is to foster a learning culture that gives our employees the opportunity to develop their own unique career paths while collectively enhancing our ability to achieve our business objectives and secure a robust pipeline of talent to deliver on our long-term strategies.
Diversity & Inclusion
At QIAGEN, we firmly believe that diverse teams are the cornerstone of our success. We recognize that a variety of perspectives, ideas and approaches foster innovation and drive our business forward. Our commitment to diversity and inclusion is steadfast, as we strive to cultivate an environment where every employee feels valued and empowered to contribute their unique talents and experiences.
Regardless of age, educational background, gender, sexual orientation, gender identity, nationality, ethnicity, veteran status, abilities, religion, or any other distinguishing characteristic protected by law, we are dedicated to providing

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 64

Management Report
equal opportunities for all. We firmly believe that diversity is not only a moral imperative but also a competitive advantage that propels us forward.
Central to our diversity and inclusion efforts is our Executive Council of Equal
Opportunity (ECEO), a diverse body of volunteers from across the company, including executives, managers and individual contributors. This cross-functional council oversees our initiatives aimed at fostering diversity and inclusion within our organization.
In 2018, we started our strategic initiative on gender diversity with a focus on improving the number of women in management. The participation of women in management roles increased from approximately 28% in 2018 to 36% in
2023 (2022: 35%). This was achieved because of strategic initiatives to drive awareness, engagement and development of better gender representation among our management team. We continue to work towards gender parity, and it is our goal to achieve at least 40% of women in management in the mid-
term in accordance with our Gender Diversity Policy.
Occupational Health and Safety
Safe workplaces and healthy employees are a top priority at QIAGEN. All employees are required to adhere to local and global health and safety procedures and practices. We place the health and safety of our employees above all other considerations and have introduced multiple measures to foster a serious culture of safety awareness. Our Global Environment, Health and
Safety team (EHS team) oversees the conscientious implementation of global
EHS policies and procedures. Our local EHS teams constantly manage and monitor site-specific occupational health and safety risks and activities.
Global processes include the implementation of a Global EHS Management system based on the ISO45001 standard. The EHS management system aims to reduce health and safety risks, related injuries, illness and unplanned events within our business operations to minimize safety risks for employees. All employees, service providers and company-managed contractors are required to follow the standards and requirements in our EHS management system.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 65

Management Report
Serving Society
Making improvements in life possible is our vision. As a global provider of resources and tools in molecular testing, we continue to contribute to improving human health by ensuring communities around the world have access to our products and solutions. Our global reach extends to encompass public health organizations and commercial partners in more than 170 countries. We strive to provide innovative solutions to our customers and their patients by delivering high-quality products and modern technologies that enable new insights for scientific research, forensics, food safety or better informed treatment decisions.
Quality and product safety
QIAGEN stands for quality. Since our founding in 1984, our products are manufactured and distributed in compliance with global regulatory requirements. Our processes are designed to set state-of-the-art usability standards and are verified and validated according to their intended purpose.
All processes at QIAGEN are customer- and patient-oriented. Our activities are systematically and consistently integrated into cross-functional end-to-end processes. Based on collected insights and facts, reliable and sound information, and relevant measured data, we continuously monitor and improve our processes. This assures effectiveness and efficiency of our Quality
Management System (QMS).
Customer Satisfaction
We are committed to continually improving our customers’ experiences, taking into account their evolving needs and expectations. Since our products extend across different market segments, our customers have some common overlapping needs but also hold market-specific expectations for the use of our products and services. We strive to exceed customer expectations and establish trustful relationships that translate into customer loyalty, allowing us to best market our current and developing product portfolio across an established, diverse set of customers.
Access to Healthcare
Improving access to diagnostics remains one of the world’s greatest healthcare challenges. Our vision of Access to Healthcare is to ensure that every person who may benefit from a QIAGEN testing solution has access to one, regardless of where they live in the world and regardless of their economic status or background. Our commitment to Access to Healthcare is focused on three pillars: Accessibility, Affordability and Collaboration, with special focus on therapeutic areas that disproportionately affect vulnerable populations, including elimination of Tuberculosis (TB), HIV, COVID-19, Human Papilloma
Virus (HPV), and MPOX, among other infectious and neglected diseases. As described in our Access to Healthcare policy, our Global Public Health Task
Force (GPHTF) is the highest governing body, responsible for oversight of
QIAGEN’s Access to Healthcare strategy and objectives, including allocation of resources and overseeing project expansion in crucial regions. The GPHTF is composed of a diverse population of employees, with representation from each sales region encompassing APAC, EMEA, and the Americas. It also integrates members from every functional domain in Molecular Diagnostics, Life Sciences, and QIAGEN Digital Insights. While public health touches every region, particular consideration is given to Low and Middle-Income Countries (LMICs)
where global health access pricing of our products is offered.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 66

Management Report
Ensuring Business with Integrity
As a publicly listed company with international operations, we are subject to regulations in various jurisdictions. Unethical behavior and non-compliance with laws and regulations has the potential to seriously harm our business, our reputation, our shareholders, and expose our employees to personal liability.
We have established a comprehensive Compliance Program which is overseen by the Global Compliance Manager and the Compliance Committee, under the leadership of the Head of Global Legal Affairs and Compliance, who reports in this function directly to the Audit Committee of the Supervisory Board. The
Compliance Committee consists of managers from Legal, Internal Audit, Human
Resources, SEC Reporting, Clinical and Medical Affairs, and Trade
Compliance.
The Compliance Committee is responsible for our Corporate Code of Conduct and Ethics, which is updated annually, supplements specific policies for our employees, and meets the requirements of the SEC and the NYSE Listed
Company Manual. The Corporate Code of Conduct and Ethics applies to all employees including the chief executive officer, chief financial officer, the principal accounting officer or controller, and other persons performing similar functions. The full text of our Corporate Code of Conduct and Ethics can be found on our website, www.qiagen.com, on the Compliance page under
Investor Relations.
QIAGEN Integrity Line
Our hotline for the good faith reporting of violations of the law or our compliance policies is in accordance with the applicable German
Whistleblower Act (Hinweisgeberschutzgesetz), the U.S. Sarbanes-Oxley Act,
and the listing standards of the NYSE. We follow a strict non-retaliation policy.
Upon identification of a report, we diligently investigate all such complaints and protect the anonymity of the complainant to ensure protection from retaliation as well as to secure the employment status of the complainant. We also offer a direct email and telephone hotline for employees to communicate questions or make suggestions for our Compliance Program.
In 2023, we updated our Whistleblower Policy to allow compliance- or audit-
related complaints to be collected from outside the organization and not limited to only reports by employees. The new QIAGEN Integrity line is accessible via the QIAGEN Website. It is open for all persons or groups of persons who are directly or indirectly affected by human rights or environmental risks or violations within QIAGEN’s own business area or within QIAGEN’s supply chains. A written or oral report can be submitted via the digital reporting system, with text available in 19 languages.
Conflict minerals
U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries.
Conflict minerals comprise tantalum, tin, tungsten (or their ores) and gold.
Certain of our instrumentation product components that we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their conflict minerals sources and declare their conflict minerals status. We disclosed our most recent conflict minerals findings to the
Securities Exchange Commission for the calendar year ending December 31,
2022, on Form SD on May 30, 2023, and will provide updated disclosure to the Securities Exchange Commission as required.
Human Rights
Respect for human rights is an essential component of promoting sustainability in our global business. As a publicly listed company with international operations, we regard ourselves as a responsible corporate citizen in all the countries and regions where we do business. This role includes rights and obligations governed by international and national law, with human rights as one of the foundational elements. Our Human Rights Policy is designed to provide guidance on all human rights issues in our sphere of influence,

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 67

Management Report
including our relationships with customers, employees and in our supply chain.
Our Human Rights Policy can be found on our sustainability webpage.
Data and Cyber Security
Considering the increasingly challenging cyber threat landscape, the realities of a remote workforce and our steadily progressing digitalization efforts, cyber security remains an important topic for our organization. We have made investments to improve the cyber-resilience of our organization, products and services. Preserving the trust of our customers, partners and employees is our goal.
Despite our security measures, the risk of data breaches remains. Potential incidents can have severe ramifications including financial loss, reputational damage, and legal penalties. Cyber-attacks, such as ransomware, can cause significant operational disruptions, impeding the timely delivery of services and products and potentially impacting our commitments to our stakeholders. We are aware that some of the data we are processing, if leaked, may harm the trust of the general public, our partners and customers. Our cyber security program, therefore, aims to implement robust measures ensuring the confidentiality, availability and integrity of critical data and services.
Our cyber security efforts are based on the ISO 27001 standard and incorporate the Information Security Forum "Standard of Good Practice for
Information Security." Global cyber security and privacy requirements are actively monitored for and discussed as part of our Cyber Security Council as well as during Data Protection Committee meetings, both held multiple times a year.
To facilitate information and knowledge exchange, QIAGEN has joined well-
known industry and governmental cyber security communities like the
Information Security Forum (ISF), Allianz fuer Cyber-Sicherheit and Health-ISAC.
Our Cyber Security Team consists of members with varying professional, educational, cultural and industry backgrounds, as well as a balanced mix of technical and managerial skills. We encourage and support our cyber security employees to further develop their skill set and participate in relevant security industry and community activities.
Our cyber security program considers evolving business requirements, regulatory guidance, and emerging threats. We have supporting privacy and cyber security policies and guidelines in place, which are reviewed and approved as part of our Cyber Security Council and Compliance Committee procedures. These policies and guidelines are applicable to all employees and are available on our intranet. Furthermore, we offer employees mandatory training during which we carry out knowledge checks to ensure that the content was understood by the trainees.
For our mandatory cyber security awareness training, we have, on average, approximately 85% of our staff worldwide successfully complete the training.
We also conduct regular 'phishing' simulations, providing all staff members with an opportunity to interact in a safe manner with up-to-date phishing threats as observed from real threat actors. We offer frequent awareness webinars and workshops on important security topics, including new phishing trends, as well as role-specific trainings. In addition, the cyber security team regularly conducts incident response exercises to evaluate the organization's established procedures, including an analysis of each applicable incident response stage.
We are monitoring our organization’s externally exposed assets and services
(Attack Surface Monitoring), as well as information exposure (Dark Web
Monitoring) to identify blind spots and potential weaknesses. Our vulnerability management program covers our global networks, digital workplaces and corporate cloud environments. We are working with Council for Registered
Ethical Security Testers (CREST) certified partners to conduct regular, at least annual, security assessments of our global infrastructure. We further engage with external partners as needed to utilize their expertise for advanced security assessments. Cyber security risks are considered in context of our Enterprise
Risk Management.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 68

Management Report
Governance Structure
QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. We have a two-tier board structure under which QIAGEN is managed by a Managing Board consisting of executive management and acting under the supervision of an independent Supervisory Board (non-executives).
It is in the interest of QIAGEN and all our stakeholders, including shareholders, that each Board performs its functions appropriately with a clear division of responsibilities, as well as in terms of interaction with the General Meeting of
Shareholders (General Meeting) and the external auditor, in a well-functioning system of checks and balances.
The Supervisory Board follows the principle of increasing stakeholder value and has always pursued the highest standards in Corporate Governance.
QIAGEN is committed to ensuring a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. We follow applicable Dutch law and the principles described in the Dutch Code, although there are some minor deviations due to factors such as legal requirements imposed by other jurisdictions in which QIAGEN's
Shares are listed as well as due to industry standards. A brief summary of the principal differences is presented in the section Dutch Corporate Governance
Code - Comply or Explain.
We believe all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German and U.S. capital market laws.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 69

Corporate Governance
QIAGEN operates under a two-tier corporate structure

General Meeting

•Each share carries one vote
•Decisions on key topics (e.g. the appropriation of net income, the ratification of the acts of the Managing and
Supervisory Boards and the appointment of independent auditors)

The Managing Board is accountable for the actions and decisions by the Executive Committee	Reports to	Elects and ratifies		Reports to	Elects and ratifies

Close cooperation for the benefit of the company
Executive Committee	Managing Board			Supervisory Board

•Comprised of eight members •Senior leaders representing Business Areas and key functions across QIAGEN	•Comprised of two members (CEO and CFO) •Top management body of QIAGEN N.V.			•Comprised of eight members (As of December 31, 2023) •Four committees –Audit –Compensation & Human Resources –Nomination & ESG –Science & Technology

Informs and reports to

Advises, oversees, approves

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 70

Corporate Governance
Managing Board
General
The Managing Board is responsible for defining and achieving our aims, strategy, policies and results through the management of QIAGEN worldwide.
The Managing Board is also responsible for financing, managing the risks associated with our business activities and complying with all relevant legislation and regulations. Additionally, the Managing Board (specifically the
Chief Financial Officer) is informed of the findings of the Internal Audit function, which operates under the direct responsibility of the Supervisory Board through the Audit Committee. The Managing Board provides timely information to the
Supervisory Board for discussions on the development of QIAGEN, and in particular reviews internal risk management and control systems with the Audit
Committee.
The Managing Board is accountable for the performance of its duties to the
Supervisory Board and the General Meeting. In discharging its duties, the
Managing Board takes into account the interests of all stakeholders, including shareholders, in a commitment to sustainable long-term value creation.
Composition and Appointment
The Managing Board consists of one or more members as determined by the
Supervisory Board. The Managing Board members are appointed by the
General Meeting upon the Joint Meeting of the Supervisory Board and the
Managing Board (the Joint Meeting), which makes binding nominations. The
General Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.
Managing Board members are appointed annually for one-year terms in the period beginning on the day following the Annual General Meeting up to and including the day of the Annual General Meeting held in the following year.
Managing Board members may be suspended and dismissed by the General
Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.
Managing Board Members
The following were our Managing Board members for the year ended
December 31, 2023:

Thierry Bernard
Chief Executive Officer (1964, U.S./French)

Thierry Bernard joined QIAGEN in February 2015 to lead our growing presence in molecular diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive
Officer in March 2020 after serving in this role on an interim basis, and became a member of the Managing Board in 2021. Previously, Mr. Bernard
held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations,
Investor Relations and the Greater China Region. He also held senior management roles in other leading international companies. He was named in
March 2023 as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from
Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de
Comercio Exterior de Barcelona, and has been appointed Conseiller du
Commerce Extérieur by the French government.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 71

Corporate Governance

Roland Sackers
Chief Financial Officer (1968, German)

Roland Sackers joined QIAGEN in 1999 as Vice President, Finance. He became Chief Financial Officer in 2004, and joined the Managing Board in
2006. From 1995 to 1999, he was an auditor with Arthur Andersen
Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr.
Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, including as Chair of the Audit Committee since
2019 and as Vice Chair of the Supervisory Board since 2021. He is also a member of the Board of the industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of our business and strategy for, among other things, sustainable long-term value creation.
The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. Meetings are held in the absence of the Managing Board for select topics at each regular meeting.
In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN and all stakeholders, including shareholders, in its aim to create long-term value. The Supervisory Board is responsible for the quality of its own performance, and conducts a self-evaluation on an annual basis. Our
Supervisory Board has specified matters requiring its approval, including decisions and actions that would fundamentally change our assets, financial position or results of operations.
The Supervisory Board has established four Committees - Audit, Compensation
& Human Resources, Nomination & ESG, and Science & Technology - from among its members. Additional Committees can be established or existing
Committees modified in terms of charter as deemed beneficial. The Supervisory
Board has approved charters for each of these Committees. An overview of these Committees and meeting attendance is provided below.
Composition and Appointment
The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are
appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.
The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. As a result, the Supervisory Board has adopted a profile in terms of its size and composition that takes into account the nature of our business, activities and the desired diversity, expertise and background of the Supervisory Board members.
The current profile of the Supervisory Board can be found on our website
(www.qiagen.com). The Supervisory Board has appointed a Chair from its members who has the duties assigned by the Articles of Association and the
Dutch Code.
Members of the Supervisory Board are appointed annually for the period beginning on the day following the Annual General Meeting of our shareholders up to and including the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 72

Corporate Governance
The composition of our Supervisory Board is diverse in gender, nationality, background, knowledge and experience. The targeted profile of the
Supervisory Board is reflected in its regulations, which are published on our website under “Supervisory Board.”
Independence
The NYSE listing standards require a majority of the Supervisory Board
Members to be independent, which is the case for QIAGEN.
Additionally, the Dutch Code distinguishes between certain independence criteria that may be fulfilled by not more than one Supervisory Board Member
(e.g., prior employment with the Company, receiving personal financial compensation from the Company, or having an important business relationship with the Company) and other criteria that may not be fulfilled by more than the majority of the Supervisory Board members. In some cases, Dutch independence requirements are more stringent, such as by requiring a longer
“look back” period (five years) for former executives to become Supervisory
Board members.
In other cases, the NYSE rules are more stringent, such as having a broader definition of disqualifying affiliations. The majority of members of our
Supervisory Board are currently considered “independent” under both the
NYSE and Dutch requirements.
Supervisory Board Members
The following is a brief summary of Supervisory Board members for the year ended December 31, 2023:

Lawrence A. Rosen
Chair Committees: Audit, Nomination & ESG (Chair), Compensation & Human Resources (1957, U.S.)

Lawrence A. Rosen joined the Supervisory Board in 2013 and was appointed
Chair in 2020. He is currently Chair of the Nomination & ESG Committee and a member of the Audit Committee. Mr. Rosen also serves on the Supervisory
Boards of Lanxess AG and Deutsche Post AG, where he previously was a member of the Board of Management and Chief Financial Officer from 2009 to
2016. He served as Chief Financial Officer of Fresenius Medical Care AG &
Co. KGaA from 2003 to 2009, and earlier as Senior Vice President and
Treasurer of Aventis SA in Strasbourg. A U.S. citizen, Mr. Rosen holds a bachelor’s degree from the State University of New York and an MBA from the
University of Michigan.

Dr. Metin Colpan
Committees: Science & Technology (Chair), Nomination & ESG (1955, German)

Metin Colpan Ph.D. co-founded QIAGEN and served as its first Chief Executive
Officer and a Managing Director from 1985 to 2003. A member of the
Supervisory Board since 2004, Dr. Colpan is currently Chair of the Science &
Technology Committee and a member of the Nomination & ESG Committee.
Prior to co-founding QIAGEN, Dr. Colpan was an Assistant Investigator at the
Institute for Biophysics at the University of Düsseldorf. He has extensive experience in Sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his
Ph.D. and master’s degree from the Darmstadt Institute of Technology.

Dr. Toralf Haag
Committee: Audit (Chair and Financial Expert) (1966, German)

Toralf Haag Ph.D. joined the Supervisory Board in 2021 and currently serves as Chair of the Audit Committee. Dr. Haag is Chief Executive Officer and
Chairman of the Corporate Board of Management of Voith GmbH & Co.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 73

Corporate Governance
KGaA, a privately held German technology company. Before joining Voith as
Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as
Chief Financial Officer and Member of the Executive Committee of Lonza
Group AG. Dr. Haag earned a degree in business administration from the
University of Augsburg and a Ph.D. from the University of Kiel.

Prof. Dr. Ross L. Levine
Committee: Science & Technology (1972, U.S.)

Ross L. Levine M.D. joined the Supervisory Board in 2016 and serves on the
Science & Technology Committee. In 2021, he became Chair of QIAGEN’s
Scientific Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph
Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine
and an Attending Physician at Memorial Sloan Kettering Cancer Center, and
Professor of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor’s degree from Harvard College and his M.D. from The Johns Hopkins University School of Medicine.

Prof. Dr. Elaine Mardis
Committees: Compensation & Human Resources, Science & Technology (1962, U.S.)

Elaine Mardis Ph.D. joined the Supervisory Board in 2014 and serves on the
Science & Technology Committee and the Compensation & Human Resources
Committee. Dr. Mardis is Co-Executive Director of the Steve and Cindy
Rasmussen Institute for Genomic Medicine at Nationwide Children’s Hospital in
Columbus, Ohio, and Professor of Pediatrics at The Ohio State University
College of Medicine. Previously, she was the Robert E. and Louise F. Dunn
Distinguished Professor of Medical Sciences at Washington University School of
Medicine and President of the American Association for Cancer Research. Dr.
Mardis is a scientific advisor to Scorpion Therapeutics LLC, an elected member of the U.S. National Academy of Medicine, and a member of the Board of
Directors of Singular Genomics Systems, Inc., a publicly listed company based in the U.S. Dr. Mardis received her bachelor’s degree and Ph.D. from the
University of Oklahoma.

Dr. Eva Pisa
Committees: Compensation & Human Resources (1954, Swedish/Swiss)

Eva Pisa Ph.D. joined the Supervisory Board in 2022 and serves on the
Compensation & Human Resources Committee. She is an advisor to several life science and diagnostic companies through her company piMed Consulting, and she previously held senior leadership positions in Roche Diagnostics
International from 2007 to 2020, most recently as Senior Vice President at
Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief
Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to 2007. Dr. Pisa holds a Ph.D. from the Karolinska Institutet and an
MBA from Heriot-Watt University.

Stephen H. Rusckowski
Committees: Compensation & Human Resources, Nomination & ESG (1957, U.S.)

Stephen H. Rusckowski joined the Supervisory Board in April 2023 and serves on the Compensation & Human Resources Committee. He most recently served as Chairman, President and Chief Executive Officer of Quest Diagnostics. He

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 74

Corporate Governance
joined Quest Diagnostics as President and Chief Executive Officer in May
2012 and was named Chairman in 2016. He stepped down from his role as
President and CEO in 2022, and as Chairman in early 2023. Prior to joining
Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which he joined in 2001 when Philips acquired the Healthcare Solutions Group that he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski also serves on the Board of Directors of Baxter International Inc., and previously served as a member of the Board of Directors of Xerox Holdings Corporation
and Covidien plc. He earned a bachelor’s degree in Mechanical Engineering from Worcester Polytechnic Institute and a master’s in Management from the
Massachusetts Institute of Technology’s Sloan School of Management.

Elizabeth E. Tallett
Committees: Audit, Compensation & Human Resources (Chair), Nomination & ESG (1949, U.S./British)

Elizabeth E. Tallett joined the Supervisory Board in 2011. She is Chair of the
Compensation & Human Resources Committee and a member of the Audit
Committee and the Nomination & ESG Committee. Ms. Tallett is Chair of the
Board of Directors of Elevance Health, Inc., and a member of the Board of
Directors of Moderna, Inc., both publicly listed companies based in the U.S.
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

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 75

Corporate Governance
The following table outlines the current Supervisory Board members and a selection of their skills and experience:

Key competencies	Lawrence A. Rosen (Chair)	Dr. Metin Colpan	Dr. Toralf Haag	Prof. Dr. Ross L. Levine	Prof. Dr. Elaine Mardis	Dr. Eva Pisa	Stephen H. Rusckowski	Elizabeth E. Tallett

Year of Birth	1957	1955	1966	1972	1962	1954	1957	1949
Gender	Male	Male	Male	Male	Female	Female	Male	Female
Nationality	U.S.	German	German	U.S.	U.S.	Swedish / Swiss	U.S.	U.S. / British
Date of initial appointment*	2013	2004	2021	2016	2014	2022	2023	2011

Required competencies
Integrity	•	•	•	•	•	•	•	•
Ethics	•	•	•	•	•	•	•	•
Health	•	•	•	•	•	•	•	•
English language skills	•	•	•	•	•	•	•	•
Experience	•	•	•	•	•	•	•	•

Recommended competencies
Entrepreneur		•		•		•		•
Corporate management multinational	•	•	•			•	•	•
Currently full-time employed / active			•	•	•
Public reputation	•	•	•	•	•	•	•	•
Academic research		•		•	•
Industrial research		•
Diagnostics markets		•	•		•	•	•
Capital markets	•	•	•				•	•
Financial management	•		•				•	•
M&A, business development	•	•	•			•	•	•
Commercial operations		•	•			•	•	•
Public management (e.g., universities)		•		•	•
Regulatory / operations		•	•			•	•	•
*Supervisory Board members are reappointed annually, for one-year terms.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 76

Corporate Governance
Supervisory Board composition
The composition of our Supervisory Board is diverse in gender, nationality, background, knowledge and experience. As of March 2024, the Board was comprised of five men and four women. Four members are American, two are
German, one is U.K.-American, and one is Swedish-Swiss. Many have spent considerable time during their careers living and working outside their home countries in developing global management and leadership capabilities.
Following best practice 2.1.10 of the Dutch Corporate Governance Code, the
Supervisory Board establishes that its members are able to act critically and independently of one another and of the Managing Board. To safeguard this, the Supervisory Board is composed in such a way that all its members are independent in the meaning of best practice 2.1.8 of the Dutch Corporate
Governance Code. As a result, the Supervisory Board confirms being of the opinion that the independence requirements referred to in best practice 2.1.7 to 2.1.9 inclusive of the Dutch Corporate Governance Code have been fulfilled.
We further believe that all Supervisory Board members qualify as independent under the independence standards set forth in the New York Stock Exchange
(NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the
Supervisory Board members must qualify as independent, as defined in the
Rules. The targeted profile of the Supervisory Board is reflected in its regulations, which are published on our website under “Supervisory Board.”
Please refer to the discussion below under "Supervisory Board committees" for information on the principal positions and relevant other positions held by members of the Supervisory Board. Further detailed information is also available on the company website at www.qiagen.com.
Supervisory Board meetings in 2023
The Supervisory Board held six meetings in 2023, with each member attending all meetings. Of these meetings, five were held in person and one was held virtually. All Managing Board members were also present for these Supervisory
Board meetings in 2023.
The Supervisory Board meetings and the Supervisory Board committee meetings are held over a number of days, ensuring there is time for review and discussion. At each meeting, the members discuss among themselves the goals and outcome of the meeting, as well as topics such as the functioning and composition of the Supervisory Board and the Managing Board.
Members of senior management are also regularly invited to provide updates on topics within their area of expertise.
This gives the Supervisory Board the opportunity to get acquainted with a variety of managers across QIAGEN, which the Supervisory Board considers very useful in connection with its talent management and succession planning activities.
The Supervisory Board also reviewed and discussed agenda items in the absence of the Managing Board members in each meeting, such as performance and strategy, as well as to discuss compensation matters.
Supervisory Board committees
The Board has four Committees to cover key areas in greater detail:
•Audit Committee
•Compensation & Human Resources Committee
•Nomination & ESG (Environment, Social and Governance) Committee
•Science & Technology Committee
The Supervisory Board can establish other committees as deemed beneficial.
Charters have been approved by the Supervisory Board under which each of the committees operates. These charters are published on our website at
www.qiagen.com under "Supervisory Board."

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 77

Corporate Governance
The following table outlines the committee membership and meetings attended during 2023:

Meeting Attendance
	Supervisory Board	Audit Committee	Compensation & Human Resources Committee	Nomination & ESG Committee	Science & Technology Committee

Lawrence A. Rosen	6/6	7/7	4/4	4/4 (Chair)
Dr. Metin Colpan	6/6			4/4	4/4 (Chair)
Thomas Ebeling(1)	3/3			3/3
Dr. Toralf Haag	6/6	7/7 (Chair)
Prof. Dr. Ross L. Levine	6/6				4/4
Prof. Dr. Elaine Mardis	6/6		6/6		4/4
Dr. Eva Pisa	6/6		6/6
Stephen H. Rusckowski(2)	5/5		3/3
Elizabeth E. Tallett	6/6	7/7	6/6 (Chair)	4/4
(1) Mr. Ebeling did not stand for re-appointment at the AGM in June 2023.
(2) Mr. Rusckowski joined the Supervisory Board in April 2023.
Audit Committee
The Audit Committee members are appointed annually by the Supervisory
Board for one-year terms. In 2023, the Audit Committee consisted of three members and met at least quarterly during during the year. We believe that all members of this Committee meet the independence requirements as set forth in
Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New
York Stock Exchange Listed Company Manual.
The Supervisory Board has designated Dr. Toralf Haag as an “audit committee financial expert” as that term is defined in the U.S. Securities and Exchange
Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002, and as referred to in the Dutch Decree on Audit Committees (Besluit instelling auditcommissie).
The Committee performs a self-evaluation of its activities on an annual basis.
The Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process, control and compliance systems and internal risk management, including risks related to cyber security. This
Committee also is directly responsible for proposing the external auditor to the
Supervisory Board, which then proposes the appointment of the external auditor to the Annual General Meeting.
Furthermore, this Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Managing Board and the Supervisory Board. Our Internal Audit and Compliance functions operate under the direct responsibility of the Audit Committee. Additionally, this
Committee is responsible for establishing procedures to allow for the

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 78

Corporate Governance
confidential and or anonymous submission by employees of concerns, including the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters.
The Audit Committee met seven times in 2023, and also met with the external auditor excluding members of the Managing Board in August 2023. The
Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•the adequacy of our financial accounting (including reporting principles and policies), financial and operating controls and procedures with the external auditor and management;
•consideration and approval of any recommendations regarding changes to our accounting principles, policies and processes;
•reviewed with management and the external auditor our quarterly earnings reports prior to their public release;
•reviewed the quarterly and annual reports (reported on Forms 6-K and 20-F)
to be furnished to or filed with the U.S. Securities and Exchange Commission and the Deutsche Boerse in Germany;
•reviewed the annual report to be filed with the Dutch Authority for the
Financial Markets; and
•reviewed major risk exposures (including cyber security) and reviewed any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation & Human Resources Committee
The Compensation & Human Resources Committee currently consists of four members that are appointed annually by the Supervisory Board for one-year terms.
Its primary duties and responsibilities include, among other things, oversight of our programs, policies and practices related to the management of human capital resources, including talent management, culture, diversity and inclusion;
the preparation of a proposal to the Supervisory Board regarding the
Remuneration Policy for the Managing Board and Supervisory Board and
proposal for adoption by the General Meeting; preparation of a proposal concerning the individual compensation for Managing Board members to be adopted by the Supervisory Board; and preparation of the Remuneration Report that outlines compensation for the Managing Board and Supervisory Board members to be adopted by the Supervisory Board, and submitted to the Annual
General Meeting for an advisory vote in accordance with Dutch law. The
Remuneration Report outlines the implementation of the Remuneration Policies for the most recent year.
This Committee engaged during 2023 with external consultants to ensure that the overall remuneration levels are benchmarked regularly against a selected group of companies and key markets in which QIAGEN operates.
The Compensation & Human Resources Committee met six times in 2023. The
Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•policies and practices related to management of human capital resources including talent management and diversity;
•review and approve all share-based compensation;
•review and approve the annual salaries, bonuses and other benefits of the
Executive Committee, and
•review of general policies relating to employee compensation and benefits.
Nomination & ESG Committee
The Nomination & ESG Committee currently consists of three members that are appointed by the Supervisory Board annually for one-year terms.
Its primary responsibilities include, among other things, preparing the selection criteria and appointment procedures for members of the Supervisory Board and
Managing Board; periodically evaluating the scope and composition of the
Managing Board and Supervisory Board; periodically evaluating the functioning of individual members of the Managing Board and Supervisory
Board, and reporting these results to the Supervisory Board; proposing

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 79

Corporate Governance
(re-)appointments of members of the Supervisory Board and Managing Board;
conducting periodic evaluations of QIAGEN's ESG (Environmental, Social and
Governance) policies and related public disclosures; and periodically reviewing the Corporate Governance structure in line with applicable legal requirements and recommend changes to the Supervisory Board.
The Nomination & ESG Committee met four times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•the nomination of Stephen H. Rusckowski as a new member of the
Supervisory Board;
•an annual evaluation on the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board as well as the functioning of individual members of Boards;
•proposals for the (re-)appointment of members of the Managing Board and
Supervisory Board, and supervised the Managing Board in relation to the selection and appointment criteria for senior management;
•the search and selection process for new members and succession planning considerations for the Supervisory Board, Managing Board, Executive
Committee and other senior management positions, taking into account short-, medium- and longer-term perspectives;
•the preparation of the Supervisory Board self-evaluation process, which involved an external expert; and
•regular updates on the progress of our ESG programs, including a review and discussion of the Gender Diversity Policy.
Science & Technology Committee
The Science & Technology Committee currently consists of three members that are appointed annually by the Supervisory Board for one-year terms. The
Committee works with the Scientific Advisory Board, which was established in
2021 to provide early evaluation of market and technology developments that could have an influence on QIAGEN’s development and positioning in the Life
Sciences and Molecular Diagnostics.
The Committee's primary responsibilities include, among other things, reviewing and monitoring research and development projects, programs, budgets, and infrastructure management; and overseeing the management risks related to our portfolio and information technology platforms.
This Committee met four times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•discussions to gain understanding, clarification and validation of the fundamental technical basis of our businesses in order to enable the
Supervisory Board to make informed, strategic business decisions and vote on related matters; and
•guided the Managing Board to ensure that QIAGEN can develop and leverage powerful, world-class science to create value for our stakeholders, including shareholders.
Stakeholder management as a central responsibility
The Supervisory Board acts in accordance with the interests of the company and the business connected with it, taking into consideration the interests of our stakeholders. The members of the Supervisory Board are in regular close contact with the Managing Board members, and the same applies to the members of the Audit Committee.
In 2023, five of the six Supervisory Board meetings were in-person. The in-
person meetings were held at various QIAGEN sites that provided the opportunity to interact with QIAGEN employees. These meetings also enabled the Supervisory Board to receive information on relevant topics from senior leaders and experts, both internally and externally, during committee meetings, full Supervisory Board meetings, and also as part of their ongoing professional education.
Direct, one-to-one contact between Supervisory Board members and Managing
Board and Executive Committee members generally builds on the topics discussed in the meetings of the Supervisory Board. These discussions draw on

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 80

Corporate Governance
the expertise of individual Supervisory Board members, whose advice is sought on a wide range of topics.
The Supervisory Board takes an active interest in maintaining a good understanding of our stakeholders and their positions on various topics related to QIAGEN’s areas of business. This includes the perceptions of our shareholders, which is received through direct interaction and calls with major institutional shareholders. The Supervisory Board is also informed of the position of the range of QIAGEN stakeholders by the Managing Board and other senior managers. In addition, the Supervisory Board members collect information through their own individual networks, and this is shared with other
Board members and the Managing Board.
Role of the Supervisory Board
The Supervisory Board has the task of supervising the activities of the
Managing Board and the general affairs of QIAGEN, including:
•the achievement of corporate objectives;
•the strategy and the risks inherent in the business activities;
•the structure and operation of the internal risk management and control systems;
•the financial and sustainability reporting process; and
•the observance of good corporate governance.
Throughout 2023, the Supervisory Board agenda was centered around the strategy and its execution, financial and operational performance, business developments, risk management, and people and organization. Based on the strategic priorities for QIAGEN as agreed in the annual strategy review, several topics were extensively discussed by means of deep dives, allowing a focused and in-depth review.
With the strong demand for QIAGEN’s products in combination with the
Company’s focus on the execution of its strategic priorities, the Supervisory
Board has confidence in QIAGEN’s long-term growth opportunities and the continued delivery of value to its stakeholders. As part of the annual strategy review, we held dedicated discussions focused on QIAGEN’s strategy, in particular the Five Pillars of Growth. An in-depth review was performed of the short-, medium- and long-term market developments in the markets served by
QIAGEN and the related plans to meet customer demands. Additional sessions were focused on longer-term growth opportunities. In line with our overall strategy, the Supervisory Board also regularly discusses M&A strategy and relevant developments within our sectors. The Supervisory Board was regularly informed and kept up to date on the process of reviewing potential M&A targets during the year. These sessions enable an engaged and focused discussion between the Supervisory Board and Managing Board on key strategic matters, and we highly value this way of contributing to the strategic decision-making process.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 81

Corporate Governance
Board-Related Matters
Diversity within the Managing Board and Supervisory Board
On January 1, 2022, a new Dutch gender diversity bill became effective.
Although it does not apply to Dutch companies listed outside of the
Netherlands, the gender diversity bill imposes new requirements on so-called
"large" companies such as QIAGEN to formulate appropriate and ambitious gender balance targets for the Supervisory Board, Managing Board and senior management.
Accordingly, we have established gender balance targets that we consider appropriate and ambitious as follows:
•Our objective is for at least 40% of the Supervisory Board members to be women and at least 40% men in the mid-term. To achieve this goal, gender diversity is one of the key selection criteria for new members. As of
December 31, 2023, the Supervisory Board was comprised of 37.5%
women, and in early 2024 the Supervisory Board was expanded with 40%
of the members being women.
•Our current Managing Board consists of two members, the CEO and the
CFO, who are ultimately accountable for the actions and decisions of
QIAGEN. If there is a change of a current Managing Board member, an expansion in the number or a change in the governance structure, we will seek to have at least 30% women as members and at least 30% men. We will consider internal candidates from QIAGEN’s senior management who fulfill the desired profile for any open position or by defining selection criteria for new hires that include, among other factors, gender diversity.
•In senior management, our goal is to have at least 40% women and 40%
men in these roles in the mid-term. To achieve this goal, gender diversity is a goal that is part of our annual Team Goals, as well as a priority in our recruiting practices and talent development programs. As of December 31,
2023, 36% of senior management roles were held by women, having increased from 28% in 2018.
Although we are not subject to quota requirements for gender diversity within the Managing Board and Supervisory Board, we support the trend toward higher participation of women. At the same time, QIAGEN believes that gender is only one aspect of diversity and strives to ensure a diverse composition in terms of factors such as age, nationality, public reputation, industry or academic experience, etc.
We are committed to increasing diversity while pursuing individuals for these
Boards and senior management roles who offer a unique blend of scientific and commercial expertise combined with leadership capabilities that will contribute to the future success of QIAGEN. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, the number of women in key leadership roles, particularly in commercial and operational positions, has increased within QIAGEN in recent years. In line with this commitment, our Nomination & ESG Committee will continue to select future members for the Managing Board and Supervisory Board with due observance of its aim to ensure a diverse leadership team on the basis of gender, but also on the basis of other factors - all without compromising our commitment to hiring the best individuals for those positions. More information about diversity at QIAGEN can be found below under the section Dutch
Corporate Governance Code - Comply or explain.
Culture
We have a culture at QIAGEN deeply embedded with a commitment to quality, ingenuity and accessibility - all aligned with our QIAGEN brand values
- to help our customers advance science and improve outcomes for patients around the world.
This commitment is reflected in our EMPOWER culture that seeks to empower employees to take ownership – with accountability – in making decisions in the best interests of QIAGEN, our customers and other stakeholders.
This culture is additionally reflected in our approach to compensation in rewarding performance in terms of "what" goals are achieved as well as
"how" they are achieved in terms of our cultural aspirations.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 82

Corporate Governance
Checks and balances are in place to guide the ethical standards and healthy business practices we adhere to:
(i) Our Corporate Code of Conduct and Ethics that reflects the highest standards;
(ii) Our QIAintegrity Line, a web based, independent, impartial and confidential reporting tool that provides employees and third parties the opportunity to report misconduct within our Company or in our supply chain;
and
(iii) Our Compliance Committee that consists of senior executives from various functions responsible for ensuring compliance with our Corporate Code of
Conduct and Ethics.
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing
Board or Supervisory Board could have a conflict of interest with QIAGEN, and which may have a material significance to either QIAGEN or a member, must be reported for review and approval by the Supervisory Board.
In 2023, neither QIAGEN nor any of its Supervisory Board members entered into any such transactions.
No credit, loans or similar benefits were granted to members of the Managing
Board or Supervisory Board.
Additionally, the Managing Board and Supervisory Board members did not receive any benefits from third parties that were either promised or granted in view of their position with QIAGEN.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 83

Corporate Governance
Shareholder Meetings and Share Capital
Shareholder Meetings
Our Shareholders exercise their voting rights through the Annual General
Meeting, and also through any Extraordinary General Meeting that may be called.
Resolutions at a General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each Share confers the right to cast one vote.
Furthermore, the Managing Board, or where appropriate the Supervisory
Board, shall provide all shareholders and other stakeholders with equal and simultaneous public information about any matters deemed to be materially relevant and could significantly influence QIAGEN's Share price.
QIAGEN is required to convene an Annual General Meeting in the
Netherlands no later than six months following the end of each year. The agenda must contain certain matters as specified in our Articles of Association and under Dutch law, including, among other things, the adoption of the
Annual Financial Statements.
Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board, or by one or more shareholders jointly representing at least 40% of the issued share capital. Furthermore, one or more shareholders who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by a District Court Judge in the Netherlands to convene a General Meeting.
Shareholders are entitled to propose items for the agenda provided that they hold at least 3% of the issued share capital.
Proposals for agenda items must be submitted at least 60 days prior to the
General Meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting date.
QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all information relevant to the proposed resolutions.
Pursuant to the Dutch Code, all transactions between QIAGEN and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed on terms that are customary to our industry. Decisions to enter into transactions in which there are considered to be conflicts of interest of material significance to the Company and/or to the people involved require the approval of the Supervisory Board. QIAGEN did not enter into any such transaction in 2023.
Furthermore, pursuant to the Dutch implementation of the Shareholders Rights
Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards
Board and approved by the European Commission) require the approval of the
Supervisory Board, or, if all Supervisory Board members are involved in such transactions, the General Meeting of Shareholders.
Major Shareholders
The following table sets forth certain information concerning the ownership of our Shares by holders with at least 5% ownership. None of these holders have any different voting rights than other shareholders.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 84

Corporate Governance

Name and country of residence	Shares beneficially owned
	Number		Percent ownership(1)

BlackRock, Inc., United States and United Kingdom	27,411,334	(2)	12.01%
Massachusetts Financial Services Company, United States and Canada	24,066,569	(3)	10.55%
(1)The percentage ownership was calculated based on 228,202,755 Common Shares outstanding as of December 31, 2023.
(2)Of the 27,411,334 shares attributed to BlackRock, Inc., it has sole voting power over 25,864,730 and sole dispositive power over all 27,411,334 shares. This information is based solely on the Schedule
13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 23, 2024, which reported ownership as of December 31, 2023.
(3)Of the 24,066,569 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 20,451,464 and sole dispositive power over all 24,066,569 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 9, 2024, which reported ownership as of December 31,
2023.
Control of Registrant
To our knowledge, QIAGEN is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.
As of January 31, 2024, the officers and directors of QIAGEN as a group beneficially owned 0.9 million Shares, or 0.4% of outstanding Shares.
Holders of any securities with special control rights
Not applicable.
System of control of any employee share scheme where the
control rights are not exercised directly by the employees
Not applicable.
Restrictions on voting rights
At the General Meeting, each Share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of Shares that we or our subsidiaries hold, or by usufructuaries and pledgees.
All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote.
They must notify the Managing Board in writing of their intention to be present or represented no later than on the third day prior to the day of the General
Meeting, unless the Managing Board permits notification within a shorter period of time prior to the Meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.
Agreements between shareholders known to the Company and
may result in restrictions on the transfer of securities and/or voting rights
Not applicable.
Rules governing the appointment and replacement of Board
members and amendments of the Articles of Association
Supervisory Board and Managing Board members are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the day of the Annual General Meeting held the following year.
Managing Board members shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination. However, the General
Meeting may overrule the binding nature of a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many U.S. corporate statutes, including the Delaware General

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 85

Corporate Governance
Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers.
Under our Articles, the General Meeting may suspend or dismiss a Managing
Board member at any time. The Supervisory Board shall also be entitled at all times to suspend (but not to dismiss) a Managing Director. The Articles also provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.
The Supervisory Board members shall be appointed by the General Meeting upon the Joint Meeting having made binding nominations. If a vacancy occurs in the Supervisory Board during the year, the Supervisory Board may appoint a new member who will cease to hold office at the next Annual General Meeting, where this member may stand for appointment to a one-year term along with other Supervisory Board and Managing Board members.
Under Dutch law, in the event that there is a conflict of interest between a
Supervisory Board member and QIAGEN involving our business, the involved
Supervisory Board member shall not participate in the discussions and voting on that matter. Additionally, the Dutch law stipulates that a Supervisory or
Managing Board member should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the
Company and/or to the member to the Chair of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the involved Supervisory Board member, whether there is a conflict of interest. If all
Supervisory Board members have a conflict of interest, the relevant resolution shall be voted on by the General Meeting. Decisions to enter into transactions under which a Supervisory Board member has a conflict of interest require the approval of the Supervisory Board.
The Nomination & ESG Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the
Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the two Boards, including the profile of the
Supervisory Board. It also proposes the (re-)appointments of the members for both Boards and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management.
A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-
emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.
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
Powers of Board members, including to issue or buy back shares
The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. It is also responsible for complying with all relevant legislation and regulations, as well as for managing the risks associated with our business activities and financing requirements.
The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board, and takes into account the interests of QIAGEN, its enterprises and all parties involved in
QIAGEN, including shareholders and other stakeholders.
Supervisory Board members have the powers assigned to them by Dutch law, the Articles of Association and in certain cases powers assigned by the General
Meeting.
The Supervisory Board assists the Managing Board by providing advice relating to the business activities and strategy. In discharging its duties, the
Supervisory Board also takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 86

Corporate Governance
On June 22, 2023, the General Meeting authorized the Supervisory Board until December 22, 2024 (i), to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of the shares issued and outstanding in the capital of the
Company as at December 31, 2022, as included in the Annual Accounts for
Calendar Year 2022 and (ii) to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2022.
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The
Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the
Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 22, 2023, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing
Board may cause us to acquire shares in our own share capital, for an 18-
month period beginning June 22, 2023, until December 23, 2024, without limitation at a price between one euro cent (EUR 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the
New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one euro cent (EUR
0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
Significant agreements to which the Company is a party and
which take effect after or terminate upon a change of control of the Company following a takeover bid
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our
Common Shares through the issuance of Preference Shares. Pursuant to our
Articles and the resolution adopted by our General Meeting, our Supervisory
Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire
(beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/
or Supervisory Board and agree on a higher bid price for our Shares.
In 2004 (as amended in 2012), we granted an option to the Stichting
Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the
Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 87

Corporate Governance
exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and, as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two-year period lapses.
Pursuant to our stock plans, the vesting and exercisability of certain stock rights will be accelerated in the event of a change of control, as defined in the agreements under the 2014 and 2023 Stock Plans. Further, certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, or if the executive is terminated for reasons other than cause, as defined in the agreements.
Agreements between the Company and its Board members
or employees providing for compensation in case of resignation or termination without valid reason or if employment ceases
due to a change of control
The Managing Board members are appointed annually to one-year terms by the General Meeting based on the nomination of the Joint Meeting. Further, the
Managing Board members have entered into employment agreements with
QIAGEN N.V. and other QIAGEN affiliates. The terms of these agreements vary for each Managing Board member due to individual arrangements, and these go beyond the one-year term of appointment as Managing Directors.
These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled under the terms. These agreements contain provisions that guarantee certain payments in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or termination.
The Supervisory Board members are also appointed annually by the General
Meeting based on the nomination of the Joint Meeting.
There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or termination.
The General Meeting determines the remuneration of the members of the
Supervisory Board.
Reporting in accordance with Directive 2004/25/EC of the
European Parliament and of the Council of April 21, 2004, on
takeover bids
Not applicable
Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union
The authorized classes of our shares consist of common shares, Financing
Preference Shares and Preference Shares. No Financing Preference Shares or
Preference Shares have been issued.
As of December 31, 2023, a total of approximately 228.2 million Common
Shares were outstanding along with approximately 4.0 million additional shares reserved for issuance upon the vesting of outstanding stock awards.
Additionally, convertible debt issued in 2020 and Warrants issued as part of the Call Spread Overlay discussed further in Note 16 "Financial Debts" cover an aggregate of 17.1 million underlying shares of common stock or up to a maximum of 27.0 million shares, subject to customary adjustments under certain circumstances.
Shares - restrictions on the transfer of securities
Our Shares are issued in registered form only. No Share certificates are issued for our Shares, which are registered in either our Shareholders Register with
Equiniti Trust Company, LLC, our transfer agent and registrar in New York, or our shareholder register with TMF Fund Services B.V., Westblaak 89, 3012 KG
Rotterdam, the Netherlands.
The transfer of registered Shares requires a written instrument of transfer and the written acknowledgment of such transfer by QIAGEN or the New York
Transfer Agent (in our name).

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 88

Corporate Governance
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
Additional Information
Cyber Security
Cyber security risks are managed at multiple levels throughout the Company and are considered in the context of our overall Enterprise Risk Management as discussed under Risks and Risk Management. Cyber security risks facing our business that are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, are described in Risks and
Risk Management under “We rely on secure communication and information systems and are subject to privacy and data security laws which, in the event of a disruption, breach, violation or failure, could adversely affect our business.”
In the last three years through the date of this annual report, there have been no breaches of cyber security or other related risk threats that have or are reasonably likely to have, a material impact to our business. We have not incurred any material expenses and have not incurred any penalties or settlements.
Cyber Security Risk Management and Strategy
Embedded in our risk management strategy, we maintain a comprehensive cyber security program to identify and assess material risks, including external threats, to ensure the confidentiality and integrity of our information assets, and to ensure our IT systems operate effectively. Reporting to our Chief Financial
Officer, our Chief Information Security Officer (CISO) is responsible for our enterprise and cyber risk management and leads our cyber security program. A subject-matter expert with more than a decade of experience leading information security programs, our CISO is supported by a global team of security professionals. These security professionals focus on information security and evaluate our global processes and relevant cyber security threats. The severity and materiality of incidences are address through an incident reporting process, and if necessary are escalated internally to senior management, which assesses the need for public disclosure.
Our cyber security program includes robust testing and training and we engage third parties in connection with such processes to ensure the effectiveness of our cyber security controls. Additionally, relevant third-party service providers are subject to cyber security review. Further details are discussed under Data and
Cyber Security.
Cyber Security Governance
The Managing Board is ultimately responsible for cyber security management, which is overseen by our Audit Committee, a committee of our Supervisory
Board. The CISO reports to the Audit Committee on cyber security risks and incidents. This reporting includes an update on cyber risk management, internal security awareness testing results, cyber incident response, and planned improvements. In the event of a material incidence, the Audit Committee would be informed in a timely manner and kept updated regarding the mitigation and remediation of such incidence, and would be involved in the assessment of any public disclosure.
Stock Plans
The stock plan is administered by the Compensation & Human Resources
Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors, and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 89

Corporate Governance
share subject to the award, and other terms and conditions of the award consistent with the Plan. The Compensation & Human Resources Committee's
decisions are subject to the approval of the Supervisory Board.
The Compensation & Human Resources Committee has the power, subject to
Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The
Compensation & Human Resources Committee or the Supervisory Board may at
any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent, and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with
Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to
Section 16 of the Exchange Act.
On June 22, 2023, our shareholders approved the QIAGEN N.V. 2023 Stock
Plan, which will replace the 2014 Stock Plan in May 2024. Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 "Share-Based Compensation" included in the Consolidated
Financial Statements.
Whistleblower Policy and Corporate Code of Conduct and Ethics
We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature.
Furthermore, we have a published Corporate Code of Conduct and Ethics that outlines business principles for our employees and rules of conduct. The
Corporate Code of Conduct and Ethics can be found on our website at
www.qiagen.com.
Insider Trading Policy
Dealings in our Shares based on material non-public information about
QIAGEN is strictly prohibited under U.S. and German securities laws.
These laws are complex and penalties can be severe. In order to protect
QIAGEN and its employees from such sanctions, we have adopted an Insider
Trading Policy that outlines basic rules, including procedures governing any dealings in our Shares, that apply to potential Insiders (individuals with knowledge of non-public material information) and holders of QIAGEN Shares
(including stock options and Restricted Stock Units). The Insider Trading Policy
applies to the Supervisory Board, Managing Board, and all employees of
QIAGEN N.V. and its subsidiaries.
Clawback Policy
To create and maintain a culture that emphasizes integrity and accountability and that reinforces our pay-for-performance compensation philosophy, the
Managing Board and Supervisory Board adopted a policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws (Clawback Policy). The
Clawback Policy applies to our current and former executive officers, as determined by the Supervisory Board, in accordance with the requirements of
Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and any national securities exchange on which our securities are listed, and such other employees who may from time to time be deemed subject to the Clawback Policy by the Supervisory Board.
Independent Auditors
In accordance with the requirements of Dutch law, our independent auditor for our statutory consolidated financial statements prepared in accordance with
International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is
appointed, and may be removed by, the General Meeting. The Supervisory
Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual
General Meeting in 2023, KPMG Accountants N.V. was appointed as external auditor for the Company for the 2023 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 90

Corporate Governance
Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted, and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International
Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft, which audited the U.S. GAAP consolidated financial statements as of and for the year ended December 31, 2023.
The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee, and after consultation with the
Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.
KPMG Accountants N.V. have been our auditor since 2015. According to
Dutch regulations, an audit firm can be elected only for a period of 10 subsequent years. Therefore, we must appoint a new auditor beginning 2025.
Accordingly, the Supervisory Board has decided to nominate Ernst & Young
Accountants LLP as its external auditor for the reporting year 2025. The formal appointment of Ernst & Young Accountants LLP will be submitted for voting at
QIAGEN's 2024 AGM.
Dutch Corporate Governance Code – Comply or Explain
The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are
accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December
20, 2022, and can be found at www.mccg.nl.
Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions.
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
The following provides an overview of exceptions that we have identified:
1.Best practice provision 2.2.2 recommends that a Supervisory Board member is appointed for a period of four years and may then be reappointed once for another four-year period. The Supervisory Board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years.
Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Dr.
Metin Colpan joined the Supervisory Board in 2004, while Ms. Elizabeth
Tallett has been a Supervisory Board member since 2011, Mr. Lawrence A.
Rosen since 2013 and Prof. Dr. Elaine Mardis since 2014. Dr. Colpan brings extensive contributions to the Supervisory Board based on his in-depth scientific and commercial experience, and above all his role as a co-founder of QIAGEN. He has also served as a board member for various other

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 91

Corporate Governance
healthcare industry companies, which provides unique perspectives and valuable contributions to the discussions of our Board. Ms. Tallett has executive- and board-level experience at a number of international companies, in particular in the pharmaceutical, biotechnology and healthcare and payor industries. Areas of expertise include international operations, mergers and acquisitions, strategic planning, marketing, product development, talent management and executive compensation. Mr. Rosen is a highly experienced executive who has served at the highest levels of various publicly-listed multinational companies, including Deutsche Post AG,
Fresenius Medical Care AG & Co. KGaA and Aventis SA. He contributes to the profile of the Supervisory Board with his knowledge and cross-border expertise developed during a career working primarily in Europe and outside his home country of the United States. Key areas in which Mr. Rosen contributes his expertise include finance, strategy, mergers and acquisitions, investor relations, corporate governance and engagement with the capital markets. Prof. Dr. Mardis provides significant scientific acumen to QIAGEN, especially given her international reputation and many contributions to advancing our knowledge about biology. QIAGEN highly values and appreciates the full engagement of Dr. Colpan, Ms. Tallett, Mr. Rosen and
Prof. Dr. Mardis to the success of our Company, and believes that they beneficially supplement the diverse and mixed profile of the Supervisory
Board.
2.Best practice provision 2.2.4 recommends that the Supervisory Board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many Supervisory Board members retire simultaneously.
The retirement schedule should be made generally available and should be posted on the company’s website.
The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the
Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule.
3.Best practice provision 3.1.2 vi recommends that when formulating the remuneration policy, it should be considered that shares awarded to members of the Management Board should be held for a period of at least five years
Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2022 Plan primarily consist of an award of performance stock units, i.e., long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years, and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after February 2018 vest 40% after three years,
60% after five years. Beginning in February 2021, grants of performance stock units vest after three years.
4.Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a Management Board member may not exceed one year's salary (the "fixed" remuneration component).
Our Managing Board members have entered into agreements with QIAGEN
N.V. and some QIAGEN affiliates for which they hold managing positions.
In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement.
5.Best practice provision 3.3.2 recommends that a Supervisory Board member may not be granted any shares and/or rights to shares by way of remuneration.
QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment until 2013, when we stopped granting stock options. Since 2007, Supervisory Board members have been granted restricted stock units. We believe that the reasonable level of equity-based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 92

Corporate Governance
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
Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of the
Netherlands or under QIAGEN’s Articles of Association.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 93

Corporate Governance
Compensation of Managing and Supervisory
Boards
The Remuneration Policy for the Managing Board was approved by shareholders at the Annual General Meeting (AGM) in June 2021, and came into force the day after the AGM. This policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive
2017/828). Under Dutch law, the Supervisory Board will be required to submit a proposal to adopt a Remuneration Policy for the Managing Board no later than at the AGM to be held in 2025.
Managing Board Remuneration Policy
Remuneration of Managing Board members consists of a combination of base salary, short-term variable cash incentive (STI) tied to the achievement of annual
Corporate Goals and Team Goals, and a long-term incentive (LTI) granted in share units that only vest after multiple years upon the achievement of pre-
defined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practices.
The Remuneration Policy complies with the best practices in Corporate
Governance in the U.S. and Germany, where our shares are listed on the New
York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, respectively.
The inclusion of perspectives from the U.S. is particularly important given that this country is the domicile of many of our competitors, and for many members of our leadership and senior executive team, and also a country that represents more than 45% of our annual sales.
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
A copy of the Remuneration Policy for the Managing Board can be found on our website at www.qiagen.com.
Managing Board Compensation for 2023
For the year ended December 31, 2023, the Managing Board members received the following compensation:

	Annual compensation				Long-term compensation
Managing board member	Fixed salary	Variable cash bonus	Other(1)	Total	Benefit plans	Performance stock units granted

Thierry Bernard	$978,500	780,354	33,320	$1,792,174	$199,700	119,695
Roland Sackers	$588,000	319,730	40,270	$948,000	$117,270	67,723
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Board members' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 94

Corporate Governance
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
This Policy supports the long-term development and strategy of QIAGEN in a highly dynamic environment, while aiming to address the requests of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for us, especially as a Dutch incorporated company with global operations, as well as stock market listings in the U.S. and Germany. The
Supervisory Board ensures that the Policy and its implementation are linked to our objectives.
Supervisory Board Compensation for 2023
The Supervisory Board compensation for 2023 consists of fixed compensation
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
Supervisory Board members will also be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per year.
Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board in 2023.
The Supervisory Board meetings and the Supervisory Board committee meetings are held over a number of days, ensuring there is time for review and discussion. At each meeting, the Supervisory Board members discuss among themselves the goals and outcome of the meeting, as well as topics such as the functioning and composition of the Supervisory Board and the Managing
Board. The Supervisory Board Report contains an overview of the committee membership and meetings attended in 2023.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 95

Corporate Governance
For the year ended December 31, 2023, members of the Supervisory Board received the following compensation:

Supervisory board member	Fixed remuneration	Committee chair	Committee membership	Total(1)	Restricted stock units

Lawrence A. Rosen	$150,000	18,000	20,500	$188,500	7,917
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	7,917
Thomas Ebeling(2)	$28,750	—	5,500	$34,250	7,917
Dr. Toralf Haag	$57,500	25,000	—	$82,500	7,917
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	7,917
Dr. Elaine Mardis	$57,500	—	22,000	$79,500	7,917
Dr. Eva Pisa	$57,500	—	11,000	$68,500	7,917
Stephen H. Rusckowski(3)	$40,570	—	5,500	$46,070	—
Elizabeth E. Tallett	$57,500	18,000	26,000	$101,500	7,917
(1)Supervisory Board members are reimbursed for travel costs and for any value added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
(2)Thomas Ebeling did not stand for re-appointment at AGM in June 2023.
(3)Stephen H. Rusckowski joined the Supervisory Board in April 2023, and was not eligible for the equity grant for 2023.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 96

Corporate Governance
Share Ownership
The following table sets forth certain information as of January 31, 2024, concerning the ownership of Common Shares by members of the Managing
Board and Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

Name and country of residence	Shares beneficially owned(1)
	Number(2)		Percent ownership

Thierry Bernard, United States	182,662	(3)	*
Roland Sackers, Germany	246,377	(4)	*
Dr. Metin Colpan, Germany	410,886	(5)	*
Dr. Toralf Haag, Germany	679	(6)	*
Dr. Ross L. Levine, United States	12,793	(7)	*
Dr. Elaine Mardis, United States	—	(8)	*
Dr. Eva Pisa, Switzerland	—		*
Lawrence A. Rosen, United States	10,399	(9)	*
Stephen H. Rusckowski, United States	25		*
Elizabeth Tallett, United States	44,011	(10)	*
(1)*Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2024.The number of Common Shares outstanding as of January 31, 2024 was 221,356,630. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)Does not include Common Shares subject to options or awards held by such persons as of January 31, 2024. See footnotes below for information regarding stock awards that could become releasable within 60 days of the date of this table.
(3)Does not include 101,129 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)Does not include 200,158 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)Includes 347,156 shares held by CC Verwaltungs GmbH, an entity which is controlled by Dr. Colpan. Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)Does not include 2,992 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(8)Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(10)Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 97

Corporate Governance

Table of Contents

99	Report of Independent Registered Public Accounting Firm
102	Report of Independent Registered Public Accounting Firm
104	Consolidated Balance Sheets
106	Consolidated Statements of Income
107	Consolidated Statements of Comprehensive Income
108	Consolidated Statements of Changes in Equity
109	Consolidated Statements of Cash Flows

111	Notes to Consolidated Financial Statements
111	1. Corporate Information and Basis of Presentation	153	16. Debt
112	2. Effects of New Accounting Pronouncements	163	17. Income Taxes
113	3. Summary of Significant Accounting Policies	168	18. Equity
126	4. Revenue	170	19. Earnings per Common Share
130	5. Acquisitions	171	20. Commitments and Contingencies
131	6. Restructuring	173	21. Segment Information
132	7. Short-Term Investments	175	22. Share-Based Compensation
133	8. Prepaid Expenses and Other Current Assets	178	23. Employee Benefits
134	9. Property, Plant and Equipment	179	24. Related Party Transactions
135	10. Investments	180	25. Subsequent Event
138	11. Goodwill and Intangible Assets
140	12. Leases
143	13. Accrued and Other Current Liabilities
143	14. Derivatives and Hedging
150	15. Financial Instruments and Fair Value Measurements

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 98

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the Company) as of
December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes
(collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with
U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the
Treadway Commission, and our report dated March 8, 2024 expressed an unqualified opinion on the effectiveness of the
Company’s internal control over financial reporting.
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
registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 99

Consolidated Financial Statements
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
Assessment of unrecognized tax benefits
As discussed in Note 17 to the consolidated financial statements, the Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related income tax exposures. The Company initially recognizes and subsequently measures the unrecognized tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the taxing authorities. As of December 31, 2023, the Company recorded unrecognized tax benefits of $95.6 million.
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
process, including controls related to (1) its interpretation and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and (2) its determination of the estimate for the associated unrecognized tax benefit. We inspected the Company’s legal composition to identify and assess changes in operating

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 100

Consolidated Financial Statements
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
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2015.
Düsseldorf, Germany
March 8, 2024

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 101

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December
31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal
Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 8, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 102

Consolidated Financial Statements
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
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 8, 2024

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 103

Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands)		As of December 31,
	Notes	2023	2022

Assets
Current assets:
Cash and cash equivalents	(3)	$668,084	$730,669
Short-term investments	(7)	389,698	687,597
Accounts receivable, net of allowance for credit losses of $17,296 and $22,880, respectively	(3, 24)	381,877	323,750
Inventories, net	(3)	398,385	357,960
Prepaid expenses and other current assets (of which $11,929 due from related parties in 2022)	(8, 24)	309,516	293,976
Total current assets		2,147,560	2,393,952
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $516,765 and $502,967, respectively	(9)	765,037	662,170
Goodwill	(11)	2,475,732	2,352,569
Intangible assets, net of accumulated amortization of $748,590 and $727,691, respectively	(11)	526,821	544,796
Fair value of derivative instruments - long-term	(14)	3,083	131,354
Other long-term assets	(10, 12, 17)	196,957	202,894
Total long-term assets		3,967,630	3,893,783
Total assets		$6,115,190	$6,287,735
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 104

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands, except par value)		As of December 31,
	Notes	2023	2022

Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$587,970	$389,552
Accrued and other current liabilities	(13, 24)	407,168	486,237
Accounts payable	(24)	84,155	98,734
Total current liabilities		1,079,293	974,523
Long-term liabilities:
Long-term debt, net of current portion	(16)	921,824	1,471,898
Fair value of derivative instruments - long-term	(14)	98,908	156,718
Other long-term liabilities	(4, 12, 15,17)	207,401	217,985
Total long-term liabilities		1,228,133	1,846,601
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—230,829 shares		2,702	2,702
Additional paid-in capital		1,915,115	1,868,015
Retained earnings		2,456,800	2,160,173
Accumulated other comprehensive loss	(18)	(433,830)	(404,091)
Less treasury shares, at cost—2,627 and 3,113 shares, respectively	(18)	(133,023)	(160,188)
Total equity		3,807,764	3,466,611
Total liabilities and equity		$6,115,190	$6,287,735
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 105

QIAGEN N.V. and Subsidiaries Consolidated Statements of Income

(in thousands, except per share data)		Years ended December 31,
	Notes	2023	2022	2021

Net sales	(3, 4, 24)	$1,965,311	$2,141,518	$2,251,657
Cost of sales:
Cost of sales		667,425	696,472	733,719
Acquisition-related intangible amortization	(3)	64,198	60,483	67,118
Total cost of sales		731,623	756,955	800,837
Gross profit		1,233,688	1,384,563	1,450,820
Operating expenses:
Sales and marketing		459,912	474,220	456,392
Research and development	(3)	198,511	189,859	189,964
General and administrative	(3)	119,254	129,725	128,076
Acquisition-related intangible amortization	(3)	10,764	14,531	18,542
Restructuring, acquisition, integration and other, net	(1, 3, 6)	35,309	44,768	27,762
Total operating expenses		823,750	853,103	820,736
Income from operations		409,938	531,460	630,084
Other income (expense):
Interest income		78,992	32,757	9,555
Interest expense		(53,410)	(58,357)	(54,477)
Other (expense) income, net	(10, 14)	(5,711)	6,741	40,671
Total other income (expense), net		19,871	(18,859)	(4,251)
Income before income tax expense		429,809	512,601	625,833
Income tax expense	(3, 17)	88,506	89,390	113,234
Net income		$341,303	$423,211	$512,599
Basic earnings per common share	(19)	$1.50	$1.86	$2.25
Diluted earnings per common share	(19)	$1.48	$1.84	$2.21

Weighted-average common shares outstanding:
Basic	(19)	228,146	227,577	227,983
Diluted	(19)	230,619	230,136	232,034
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 106

QIAGEN N.V. and Subsidiaries Consolidated Statements of Comprehensive Income

(in thousands)		Years ended December 31,
	Notes	2023	2022	2021

Net income		$341,303	$423,211	$512,599
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges (net of $18,344 tax benefit in 2023)	(14)	(52,755)	(24,098)	16,780
Reclassification adjustments on cash flow hedges (net of $17,183 tax expense in 2023)	(14)	49,417	21,940	(17,010)
Cash flow hedges, net of tax		(3,338)	(2,158)	(230)
Net investment hedge	(14)	(18,396)	(14,724)	24,743
Gain on pension (net of $72, $528 and $5 tax expense in 2023, 2022 and 2021, respectively)		167	1,233	11
Foreign currency translation adjustments (net of $854 and $1,674 tax benefit in 2022 and 2021, respectively)		(8,172)	(61,772)	(107,372)
Other comprehensive loss		(29,739)	(77,421)	(82,848)
Comprehensive income		$311,564	$345,790	$429,751
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 107

QIAGEN N.V. and Subsidiaries Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at December 31, 2020		230,829	$2,702	$1,834,169	$1,323,091	($243,822)	(2,844)	($118,301)	$2,797,839
ASU 2020-06 impact of change in accounting policy	(2)	—	—	(54,052)	263	—	—	—	(53,789)
Net income		—	—	—	512,599	—	—	—	512,599
Other comprehensive loss		—	—	—	—	(82,848)	—	—	(82,848)
Purchase of treasury shares	(18)	—	—	—	—	—	(1,891)	(99,987)	(99,987)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(44,213)	—	1,441	52,132	7,919
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(461)	(23,574)	(23,574)
Share-based compensation	(22)	—	—	38,391	—	—	—	—	38,391
Balance at December 31, 2021		230,829	$2,702	$1,818,508	$1,791,740	($326,670)	(3,755)	($189,730)	$3,096,550
Net income		—	—	—	423,211	—	—	—	423,211
Other comprehensive loss		—	—	—	—	(77,421)	—	—	(77,421)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(54,778)	—	1,171	54,899	121
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(529)	(25,357)	(25,357)
Share-based compensation	(22)	—	—	49,507	—	—	—	—	49,507
Balance at December 31, 2022		230,829	$2,702	$1,868,015	$2,160,173	($404,091)	(3,113)	($160,188)	$3,466,611
Net income		—	—	—	341,303	—	—	—	341,303
Other comprehensive loss		—	—	—	—	(29,739)	—	—	(29,739)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(44,676)	—	873	44,840	164
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(387)	(17,675)	(17,675)
Share-based compensation	(22)	—	—	47,100	—	—	—	—	47,100
Balance at December 31, 2023		230,829	$2,702	$1,915,115	$2,456,800	($433,830)	(2,627)	($133,023)	$3,807,764
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 108

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)		Years ended December 31,
	Notes	2023	2022	2021

Cash flows from operating activities:
Net income		$341,303	$423,211	$512,599
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		205,336	208,397	214,931
Non-cash impairments	(6, 10)	4,158	12,970	—
Amortization of debt discount and issuance costs		30,162	33,701	32,294
Share-based compensation expense	(22)	47,100	49,507	38,391
Deferred tax expense (benefit)	(17)	10,731	(9,603)	(5,288)
Loss on marketable securities		—	6,230	6,550
Gain on sale of investment	(10)	—	—	(36,086)
Other items, net including fair value changes in derivatives		7,623	22,732	5,622
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(55,119)	15,451	(7,402)
Inventories	(3)	(44,787)	(61,950)	(81,803)
Prepaid expenses and other current assets	(8)	4,390	58,999	13,918
Other long-term assets		691	(2,025)	1,400
Accounts payable		(22,417)	(1,756)	(5,975)
Accrued and other current liabilities	(13)	(55,583)	(17,837)	(71,681)
Income taxes	(17)	(7,458)	(21,894)	(12,832)
Other long-term liabilities		(6,675)	(869)	34,363
Net cash provided by operating activities		459,455	715,264	639,001
Cash flows from investing activities:
Purchases of property, plant and equipment		(149,710)	(129,224)	(189,904)
Purchases of intangible assets	(11)	(13,092)	(20,112)	(16,630)
Purchases of short-term investments	(7)	(976,448)	(1,385,929)	(397,650)
Proceeds from redemptions of short-term investments	(7)	1,270,551	883,083	359,560
Cash paid for acquisitions, net of cash acquired	(5)	(149,532)	(63,651)	—
Cash (paid) received for collateral asset	(14)	(66,583)	(9,881)	44,900
Purchases of investments, net	(10)	(2,870)	(1,156)	(2,645)
Other investing activities		29	107	(57)
Net cash used in investing activities		(87,655)	(726,763)	(202,426)

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 109

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)		Years ended December 31,
	Notes	2023	2022	2021

Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(16)	—	371,452	—
Repayment of long-term debt	(16)	(400,000)	(480,003)	(41,345)
Proceeds from exercise of call options related to cash convertible notes	(16)	36,762	—	—
Payment of intrinsic value of cash convertible notes	(16)	(36,762)	—	—
Tax withholding related to vesting of stock awards		(17,675)	(25,357)	(23,574)
Cash (paid) received for collateral liability		(16,315)	12,556	8,600
Proceeds from issuance of common shares		163	121	7,919
Cash paid for contingent consideration		—	(4,572)	—
Purchase of treasury shares	(18)	—	—	(99,987)
Other financing activities		—	—	(1,979)
Net cash used in financing activities		(433,827)	(125,803)	(150,366)
Effect of exchange rate changes on cash and cash equivalents		(558)	(12,545)	(3,677)
Net (decrease) increase in cash and cash equivalents		(62,585)	(149,847)	282,532
Cash and cash equivalents, beginning of period		730,669	880,516	597,984
Cash and cash equivalents, end of period		$668,084	$730,669	$880,516

Supplemental cash flow disclosures:
Cash paid for interest		$20,348	$23,208	$21,588
Cash paid for income taxes, net of refunds		$82,409	$120,476	$102,083

Supplemental disclosure of non-cash investing activities:
Equity securities acquired in non-monetary exchange	(10)	$2,604	$1,475	$35,705
Intangible asset received in exchange for note receivable		$—	$—	$14,989
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 110

1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at
Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA,
RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret genomic data to report relevant, actionable insights.
Automation solutions tie these together in seamless and cost-effective workflows. We provide solutions to more than
500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma
R&D and industrial applications, primarily forensics). As of December 31, 2023, we employed approximately 6,000 people in over 35 locations worldwide.
Basis of Presentation
The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.
As of April 1, 2022, the results of our subsidiary in Türkiye are reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100 percent.
QIAGEN has a subsidiary in Moscow, Russia. Due to uncertainties related to the war in Ukraine, and although not material to our consolidated results of operations, during the year ended December 31, 2022, we recorded a combination of credit losses, write-offs and impairments related to our business in Russia totaling $4.0 million. These charges are included in the line item restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income. We have suspended activities in Russia and also with our former commercial partner in Belarus.
We undertake acquisitions to complement our own internal product development activities. In January 2023, we acquired
Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation located in San Diego, California. In May 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. At the acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. These acquisitions were not significant to the overall consolidated financial statements.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 111

Notes to the Consolidated Financial Statements
December 31, 2023
2. Effects of New Accounting Pronouncements
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in
2023, 2022 and 2021:
Adoption of New Accounting Standards in 2023
No adoption of new accounting standards in 2023.
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
2021 permitted. We adopted ASU 2020-06 early on January 1, 2021 and this resulted in a decrease of $54.1 million to additional paid-in capital and an increase of $0.3 million to retained earnings for the conversion feature to the liability for our 2027 Convertible Notes further discussed in Note 16 "Debt."

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 112

Notes to the Consolidated Financial Statements
New Accounting Standards Not Yet Adopted
The following new FASB Accounting Standards Updates were not yet adopted as of December 31, 2023:
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures was issued in response to stakeholder requests for more decision-useful information about reportable segments. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures. This ASU does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine reportable segments. This ASU is effective for fiscal years beginning after December 15, 2023, and early adoption is permitted. We will adopt the new disclosures retrospectively to all prior periods presented in the financial statements beginning with the annual reporting for the year ended December 31, 2024.
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. This ASU is effective for annual periods beginning after December 15,
2024, and early adoption is permitted. We will adopt the new disclosures prospectively beginning with the annual reporting for the year ended December 31, 2025.
3. Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in either common stock or in-
substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for as discussed under "Non-Marketable Investments" below. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 113

Notes to the Consolidated Financial Statements
expenses during the reporting period. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.
Concentrations of Risk
We buy materials for products from many suppliers and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products.
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis.
Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-
term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by dealing with highly rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 114

Notes to the Consolidated Financial Statements
Foreign Currency Translation
Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar, except for Türkiye (which became hyperinflationary and reports in U.S. dollars), are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates,
(2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates.
Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other (expense) income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other
(expense) income, net. The net gain or loss on foreign currency transactions was a net loss of $5.8 million in 2023, a net gain of $2.7 million in 2022, and a net loss of $9.0 million in 2021 and is included in other (expense) income, net.
The exchange rates of key currencies were as follows:

(USD equivalent for one)	Closing rate at December 31,		Annual average rate
	2023	2022	2023	2022	2021

Euro (EUR)	1.1050	1.0666	1.0814	1.0542	1.1832
Pound Sterling (GBP)	1.2715	1.2026	1.2435	1.2376	1.3758
Swiss Franc (CHF)	1.1933	1.0832	1.1133	1.0486	1.0940
Japanese Yen (JPY)	0.0071	0.0076	0.0071	0.0077	0.0091
Chinese Yuan (CNY)	0.1408	0.1450	0.1413	0.1489	0.1550
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
Revenue Recognition
We recognize revenue when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue is recognized when products are shipped to the customers, at which point control transfers.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 115

Notes to the Consolidated Financial Statements
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
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset)
when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sales revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2023, 2022 and 2021, shipping and handling costs totaled $32.4 million, $34.4 million and
$31.7 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense.
Advertising costs for the years ended December 31, 2023, 2022 and 2021 were $11.5 million, $15.8 million and $13.5 million, respectively.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 116

Notes to the Consolidated Financial Statements
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
Restructuring costs include personnel costs (principally termination benefits) as well as contract and other costs, primarily contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation
- Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Contract and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal
Cost Obligations and are recorded when the liability is incurred. Additionally, expenses incurred may also include costs that are an integral component of, and are directly attributable to, restructuring activities which do not qualify as exit and disposal costs, such as intangible asset impairments and other asset related write-offs. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.
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
by the enacted tax rates expected to be in effect when such differences are reversed or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 117

Notes to the Consolidated Financial Statements
The financial statement effects of a tax position are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the taxing authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the cumulative probability method, assuming the taxing authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to income taxes in interest expense and penalties related to income taxes within the income tax expense.
Derivative Instruments
We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currencies or interest rates impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair values of derivatives are recorded in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction.
Share-Based Payments
Compensation costs for all share-based payments are recorded based on the grant date fair value, less an estimate for pre-
vesting forfeitures, recognized in expense over the service period using an accelerated method.
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
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid with an original maturity of less than three months at the date of purchase. Cash

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 118

Notes to the Consolidated Financial Statements
equivalents are carried at amortized cost which approximates fair value. Cash and cash equivalents as of December 31,
2023 and 2022 were as follows:

(in thousands)	2023	2022

Cash at bank and on hand	$87,380	$122,314
Money market funds	481,360	289,394
Commercial paper	9,982	94,828
Short-term bank deposits	89,362	224,133
Cash and cash equivalents	$668,084	$730,669
Short-Term Investments
Short-term investments include cash investments with original maturities of more than three months which are classified as
“available for sale” and stated at fair value, which is equivalent to the amortized cost, in the accompanying consolidated balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other (expense)
income, net. The amortization of premiums and accretion of discounts to maturity arising from acquisition are included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in other (expense) income, net.
Short-term investments consisting of marketable equity securities are reported at fair value with gains and losses recorded in earnings.
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the zero coupon convertible debt and the Cash
Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the
German Private Placement are based on an estimation using changes in the euro swap rates.
Accounts Receivable, Loans and Other Receivables and Allowance for Credit Losses
Our accounts receivable consist of unsecured customer obligations and we are at risk to the extent such amounts become uncollectible. We maintain allowances for credit losses resulting from the expected failure or inability of our customers to make required payments. We recognize the allowance for expected credit losses at inception and reassess regularly considering historical experience with bad debts, the aging of the receivables, credit quality of the customer base, current

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 119

Notes to the Consolidated Financial Statements
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
customer represented more than ten percent of accounts receivable or consolidated net sales.
The changes in the allowance for credit losses on accounts receivable and loans and other receivables for the years ended
December 31, 2023, 2022 and 2021 are as follows:

(in thousands)	Accounts receivable			Loans and other receivables
	2023	2022	2021	2023	2022	2021

Balance at beginning of year	$22,880	$23,124	$27,052	$10,598	$5,142	$9,132
Provisions for expected credit losses	(2,873)	4,483	18	5	5,574	2,155
Deductions from allowance	(2,378)	(2,685)	(1,249)	(10,552)	—	(6,049)
Recoveries collected	—	—	288	—	—	12
Currency translation adjustments and other	(333)	(2,042)	(2,985)	2	(118)	(108)
Balance at end of year	$17,296	$22,880	$23,124	$53	$10,598	$5,142
In 2023, a $10.6 million loan receivable from a related party was written off against the reserve as described in Note 24
"Related Party Transactions."
Inventories
Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2023 and 2022:

(in thousands)	2023	2022

Raw materials	$91,204	$97,613
Work in process	94,736	85,488
Finished goods	212,445	174,859
Total inventories, net	$398,385	$357,960

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 120

Notes to the Consolidated Financial Statements
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated amortization. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software solely to meet internal needs and cloud-based applications to deliver our service and comprise costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Costs for software to be sold, leased or otherwise marketed that are related to the conceptual formulation and design are expensed as incurred. Costs incurred to produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established are capitalized and amortized in accordance with the accounting standards for the costs of software to be sold, leased, or otherwise marketed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Company as a lessee
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use or at the lease commencement date. Leases are classified as finance or operating based on the criteria according to ASC 842 Leases, with classification affecting the pattern of expense recognition and amortization of the right-
of-use asset in the income statement.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments, including in-substance fixed payments, less any lease incentives received;
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable to the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 121

Notes to the Consolidated Financial Statements
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates the company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced by the lease payments made.
Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.
The company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.
The company leases various items of real estate, vehicles and other equipment. Rental contracts are typically made for fixed periods but may have extension or termination options.
Company as a lessor
When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease terms in the Income Statement.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 122

Notes to the Consolidated Financial Statements
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
The purchase price for some business combinations includes consideration that is contingent on the achievement of net sales or earnings targets by the acquired business. Contingent consideration is measured initially and on a recurring basis at fair value. Payments to settle the acquisition date fair value of contingent consideration are presented as financing activities on the statement of cash flows; any payments in excess of the acquisition date fair value are presented as operating activities.
Acquired Intangibles and Goodwill
Acquired intangibles with future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization related to patents are computed over the estimated useful life of the underlying patent, which has historically ranged from 1 to 20 years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred.
Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under acquisition-related intangible amortization. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.
We dispose the gross carrying amount and accumulated amortization of fully amortized intangible assets from historic business combinations once they are considered fully integrated into our business.
The fair value of in-process research and development (IPR&D) acquired in a business combination is capitalized as an indefinite-lived intangible asset until completion or abandonment of the related research and development activities. IPR&D is tested for impairment annually or when any event or circumstance indicates that the fair value may be below the

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 123

Notes to the Consolidated Financial Statements
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
Following the annual impairment tests for the years ended December 31, 2023, 2022 and 2021, goodwill has not been impaired.
Non-Marketable Investments
We have investments in non-marketable equity securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets. Non-marketable investments through which we exercise significant influence but do not have control are accounted for using the equity method, which requires that we recorded our share of unrealized gains and losses on our equity method investments in other (expense) income, net. We monitor for changes in circumstances that may require a reassessment of the level of influence. Our non-
marketable equity securities not accounted for under the equity method are accounted for under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
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
We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other-than-temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. Investment impairments recorded during the year ended
December 31, 2023 are discussed in Note 10 "Investments."

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 124

Notes to the Consolidated Financial Statements
Variable Interest Entities
We evaluate at the inception of each arrangement whether we have made an investment in an entity that is considered a variable interest entity (VIE) or if we hold other variable interests in an arrangement that is considered a variable interest entity. We consolidate VIEs when we are the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE as an investment in a non-
marketable investment or in accordance with other applicable GAAP.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds the fair value as determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset.
Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 125

Notes to the Consolidated Financial Statements
4. Revenue
Nature of Goods and Services
Our revenues are reported net of sales and value added taxes and accruals for estimated rebates and returns and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. From time to time, we enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices.
We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in FASB ASC Topic 606, assurance-
type warranties do not represent separate performance obligations. The Company also sells separately-priced service contracts which qualify as service-type warranties and represent separate performance obligations.
We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and, in most cases, not exceeding one year and therefore contracts do not contain a significant financing component.
Consumable and Related Revenue
Consumable Products: In the last three years, revenue from consumable product sales has accounted for between
78-81% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have either a single performance obligation to transfer a single consumable product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.
Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for between 7-10% of our net sales.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 126

Notes to the Consolidated Financial Statements
SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example, based on usage.
Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses is recognized at the later of when the software is made available to the customer or the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until the required approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re-evaluate the probability of achievement of development milestones and any related constraint on a periodic basis and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts, and over the last three years has accounted for 12% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or upon customer acceptance, where applicable. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 127

Notes to the Consolidated Financial Statements
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
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2023, remaining performance obligations totaled $55.5 million for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
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
Contract assets as of December 31, 2023 and 2022 totaled $15.0 million and $9.8 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and are primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of
December 31, 2023 and 2022, contract liabilities totaled $82.1 million and $84.2 million, respectively, of which $66.4 million and $69.0 million is included in accrued and other current liabilities, respectively, and $15.7 million and $15.2 million in included in other long-term liabilities, respectively. During the years ended December 31, 2023 and 2022, we satisfied the associated performance obligations and recognized revenue of $66.8 million and $57.6 million, respectively, related to advance customer payments previously received.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 128

Notes to the Consolidated Financial Statements
Disaggregation of Revenue
We disaggregate our revenue based on product type and customer class as shown below for the years ended
December 31, 2023, 2022 and 2021:

(in thousands)	2023	2022	2021

Consumables and related revenues	$951,366	$1,029,791	$1,027,215
Instruments	84,111	96,436	116,449
Molecular Diagnostics	1,035,477	1,126,227	1,143,664

Consumables and related revenues	774,847	859,133	959,093
Instruments	154,987	156,158	148,900
Life Sciences	929,834	1,015,291	1,107,993
Total net sales	$1,965,311	$2,141,518	$2,251,657
Additionally, we disaggregate our revenue based on the product categories as shown below for the years ended
December 31, 2023, 2022 and 2021:

(in thousands)	2023	2022	2021

Sample technologies	$662,991	$796,932	$850,636
Diagnostic solutions	697,630	660,879	638,759
PCR / Nucleic acid amplification	300,204	390,804	433,972
Genomics / NGS	238,910	224,797	245,066
Other	65,576	68,106	83,224
Total net sales	$1,965,311	$2,141,518	$2,251,657
Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 129

Notes to the Consolidated Financial Statements
5. Acquisitions
We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products;
use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2023 Business Combination
On January 3, 2023, we acquired 100% of the shares of Verogen, Inc., a leader in the use of next-generation sequencing
(NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 and based in San Diego, California, supports the global human identification community with
NGS tools and professional services to help resolve criminal and missing-persons cases. The cash consideration, net of cash acquired was $149.5 million. The acquisition is not significant to the overall consolidated financial statements and as of September 30, 2023, the allocation of the purchase price was final. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.
2022 Business Combination
On May 11, 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. The cash consideration, net of cash acquired was
$63.7 million. The acquisition was not significant to the overall consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 130

Notes to the Consolidated Financial Statements
6. Restructuring
During the fourth quarter of 2022, we initiated a restructuring plan to discontinue our third-party instrument service business and realign certain management positions and personnel in order to improve the overall management structure.
The below table shows the pre-tax restructuring charges recorded in 2023 and 2022 in the accompanying consolidated statements of income.

(in thousands)	2023	2022

Cost of sales	$—	$391
Restructuring, acquisition, integration and other, net	6,948	4,612
Total restructuring charges	$6,948	$5,003
Cost of sales charges in 2022 were for inventory write-downs.
A summary of the restructuring liability, which is recorded in accrued and other current liabilities in the accompanying consolidated balance sheets, as of December 31, 2023 and 2022 is as follows:

(in thousands)	Personnel related	Contract and other costs	Total

Liability at December 31, 2021	$—	$—	$—
Cost incurred in 2022	4,121	491	4,612
Foreign currency translation adjustment	24	3	27
Liability at December 31, 2022	$4,145	$494	$4,639
Costs incurred in 2023	7,457	160	7,617
Release of accruals	(662)	(7)	(669)
Payments	(3,667)	(500)	(4,167)
Foreign currency translation adjustment	137	—	137
Liability at December 31, 2023	$7,410	$147	$7,557
No further charges related to this program are expected to be incurred in 2024.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 131

Notes to the Consolidated Financial Statements
7. Short-Term Investments
As of December 31, 2023 and 2022, short-term investments were as follows:

(in thousands)	2023	2022

Commercial paper	$81,023	$672,597
Money market deposits	308,675	15,000
Total short-term investments	$389,698	$687,597
Short-term investments are highly liquid deposits and fixed-income securities denominated in U.S. dollars. At December 31,
2023 and 2022, we had $389.7 million and $687.6 million, respectively, of commercial paper and money market deposits due from financial and nonfinancial institutions.
Investments in commercial paper, a marketable debt security, are classified as available for sale investments and are carried at amortized cost, which approximates fair market value. Interest income is calculated and accrued using the effective interest method.
Money market deposits are interest-bearing deposit accounts, valued at cost with interest income accrued as earned. All instruments are classified as current assets in the accompanying balance sheet as they have an original maturity of less than one year. Interest income is determined using the effective interest rate method.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 132

Notes to the Consolidated Financial Statements
8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2023 and 2022:

(in thousands)	Notes	2023	2022

Cash collateral	(14)	$87,666	$21,083
Income taxes receivable	(17)	60,639	53,394
Prepaid expenses		44,854	50,958
Fair value of derivative instruments	(14)	43,230	111,617
Other receivables		38,177	19,026
Value added tax		19,911	28,130
Contract assets	(4)	15,039	9,768
Total prepaid expenses and other current assets		$309,516	$293,976

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 133

Notes to the Consolidated Financial Statements
9. Property, Plant and Equipment
Property, plant and equipment as of December 31, 2023 and 2022 were as follows:

(in thousands)	Estimated useful lives (in years)	2023	2022

Land		$26,239	$25,480
Buildings and improvements	up to 60	382,836	362,794
Machinery and equipment	3-10	309,930	294,156
Computer software	3-20	267,572	262,007
Furniture and office equipment	3-10	91,247	90,293
Construction in progress		203,978	130,407
Total property, plant and equipment		1,281,802	1,165,137
Less: Accumulated depreciation and amortization		(516,765)	(502,967)
Total property, plant and equipment, net		$765,037	$662,170
For the year ended December 31, 2023, construction in progress primarily includes amounts related to projects to expand production lines and increase capacity of manufacturing as well as ongoing software development projects. For the year ended December 31, 2023, interest capitalized in connection with these projects totaled $1.2 million. No significant interest was capitalized for the years ended December 31, 2022 and 2021.
For the years ended December 31, 2023, 2022 and 2021, depreciation and amortization expense totaled $85.6 million,
$89.5 million and $85.4 million, respectively. For the years ended December 31, 2023, 2022 and 2021, amortization related to computer software to be sold, leased or marketed totaled $11.7 million, $10.8 million and $9.2 million, respectively. As of December 31, 2023 and 2022, the unamortized balance of computer software to be sold, leased or marketed was $97.9 million and $69.2 million, respectively.
Repairs and maintenance expense was $19.3 million, $16.8 million and $16.2 million in 2023, 2022 and 2021, respectively.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 134

Notes to the Consolidated Financial Statements
10. Investments
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments is as follows:

(in thousands)	Ownership percentage	Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
		2023	2022	2023	2022	2021

PreAnalytiX GmbH	50.00%	$3,422	$6,856	$4,977	$4,377	$10,412
Apis Assay Technologies Ltd	19.90%	2,408	4,102	(1,694)	389	1,773
TVM Life Science Ventures III	3.10%	7,198	3,872	947	(901)	(264)
Suzhou Fuda Business Management and Consulting Partnership	33.67%	2,581	2,608	49	—	—
Actome GmbH	12.50%	586	779	(216)	(201)	(31)
Hombrechtikon Systems Engineering AG	19.00%	(275)	(311)	100	94	97
Total		$15,920	$17,906	$4,163	$3,758	$11,987
Of the $15.9 million of non-marketable investments accounted for as equity method investments, $16.2 million is included in other long-term assets and $0.3 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2023.
TVM Life Science Ventures III (TVM) is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During the years ended December 31, 2023,
2022 and 2021, we made $2.4 million, $1.1 million and $2.4 million, respectively, in additional cash payments to TVM and, as of December 31, 2023, have $6.8 million of unfunded commitments through 2029 related to this investment. We do not have the right to redeem these funds under the normal course of operations of this partnership.
During the years ended December 31, 2023, 2022 and 2021, we received dividends of $9.1 million, $7.5 million and
$4.7 million, respectively, from PreAnalytix GmbH. These dividends are included in other items, net including fair value changes in derivatives in the accompanying consolidated statement of cash flows as they are a return on investment and therefore classified as cash flows from operating activities.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 135

Notes to the Consolidated Financial Statements
As of December 31, 2023, four of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance.
Therefore, these investments are not consolidated. As of December 31, 2023, these investments had a total net carrying value of $9.9 million, of which $10.2 million, representing our maximum exposure to loss, is included in other long-term assets and $0.3 million is included in other long-term liabilities in the accompanying consolidated balance sheet. As of
December 31, 2022, these investments held a balance of $8.4 million, of which $8.7 million is included in other long-term assets and $0.3 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2023 and 2022, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $4.4 million and $5.3 million, respectively, which are included in other long-term assets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method for the years ended December 31,
2023 and 2022 are as follows:

(in thousands)	2023	2022

Balance at beginning of year	$5,329	$3,945
Impairments	(4,158)	—
Cash investments in equity securities, net	491	52
Shares received in exchange for services performed	2,604	1,475
Foreign currency translation adjustments	169	(143)
Balance at end of year	$4,435	$5,329
During 2023, we fully impaired an investment following adverse changes in an investee's solvency that indicated that the carrying value was no longer recoverable. The impairment of $4.2 million is recorded in other (expense) income, net in the accompanying consolidated statement of income.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 136

Notes to the Consolidated Financial Statements
Marketable Equity Securities
During the year ended December 31, 2021, we sold all previously held investments in marketable equity securities that had readily determinable fair values. These investments were reported at fair value with gains and losses recorded in earnings.
The changes in marketable equity securities during the year ended December 31, 2021 are presented below.

(in thousands, except shares)	Invitae Corporation (Invitae)		OncoCyte Corporation (OncoCyte)		Oncimmune Holdings plc (Oncimmune)		HTG Molecular Diagnostics, Inc (HTGM)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2020	2,769,189	$115,780	88,101	$211	560,416	$1,258	55,556	$266
Shares received upon milestone achievement	1,100,190	35,338	30,152	147	86,218	220	—	—
(Loss) gain on change in fair value	—	(3,066)	—	123	—	61	—	65
Sale of investment	(3,869,379)	(148,052)	(118,253)	(481)	(646,634)	(1,539)	(55,556)	(331)
Balance at December 31, 2021	—	$—	—	$—	—	$—	—	$—
During 2021, we sold all shares received from Invitae upon milestone achievement and realized a gain of $32.3 million in other (expense) income, net in the accompanying consolidated statement of income.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 137

Notes to the Consolidated Financial Statements
11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2023 and 2022:

(in thousands)	Weighted average life (in years)	2023		2022
		Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Patent and license rights	10.35	$202,785	($127,163)	$203,549	($140,632)
Developed technology	11.01	798,571	(447,989)	780,233	(407,401)
Customer base, trademarks, and non-compete agreements	10.97	212,285	(173,438)	227,171	(179,658)
Total amortized intangible assets	10.90	$1,213,641	($748,590)	$1,210,953	($727,691)
Unamortized intangible assets:
In-process research and development		$61,770		$61,534
Goodwill		2,475,732		2,352,569
Total unamortized intangible assets		$2,537,502		$2,414,103
During 2023 and 2022, certain fully amortized intangible assets with a gross carrying amount of $87.3 million and
$135.3 million, respectively, were retired.
In-process research and development is from the acquisitions of NeuMoDx in 2020 and STAT-Dx in 2018. The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 138

Notes to the Consolidated Financial Statements
The changes in intangible assets, net excluding goodwill for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022

Balance at beginning of year	$544,796	$627,436
Additions	11,077	19,632
Additions from acquisitions	58,000	17,247
Amortization	(93,755)	(93,714)
Disposals	—	(35)
Impairments	—	(12,829)
Foreign currency translation adjustments	6,703	(12,941)
Balance at end of year	$526,821	$544,796
Cash paid for purchases of intangible assets during the year ended December 31, 2023 totaled $13.1 million which includes $10.8 million of cash paid for current year additions and $2.3 million of payments for assets that were accrued as of December 31, 2022.
Intangible additions of $19.6 million in 2022 include $10.9 million of cash paid during the year ended December 31,
2022 together with $7.0 million of additions which were previously recorded as prepayments and $1.7 million of additions that were accrued as of December 31, 2022. Cash paid for purchases of intangible assets during the year ended December 31, 2022 totaled $20.1 million of which $4.8 million is related to payments in 2022 for assets that were accrued as of December 31, 2021 and $4.4 million are prepayments recorded in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2022.
Amortization expense on intangible assets totaled approximately $93.8 million, $93.7 million and $104.4 million, respectively, for the years ended December 31, 2023, 2022 and 2021. During 2022, we recorded a charge to restructuring, acquisition, integration and other, net in the accompanying statement of income to fully impair a license with a carrying value of $12.8 million. This license was to use technology of Ellume Limited, Australia. In connection with
Ellume starting insolvency proceedings in September 2022, we decided to cease all product development and manufacturing activities associated with this license and determined that there was no alternative use nor recoverable value. Accordingly, the license was fully impaired.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 139

Notes to the Consolidated Financial Statements
Amortization of intangibles for the next five years for the years ended December 31 is expected to be approximately:

(in thousands)

2024	$91,349
2025	$79,841
2026	$72,334
2027	$66,847
2028	$59,787
The changes in goodwill for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022

Balance at beginning of year	$2,352,569	$2,350,763
Business combinations	95,136	42,201
Purchase adjustments	(4,350)	(303)
Foreign currency translation adjustments	32,377	(40,092)
Balance at end of year	$2,475,732	$2,352,569
The changes in the carrying amount of goodwill during the year ended December 31, 2023 resulted primarily from the acquisition of Verogen, Inc. in January 2023 and foreign currency translation adjustments driven by changes in the euro,
Swiss franc and British pound. The changes in goodwill during the year ended December 31, 2022 resulted primarily from the acquisition of BLIRT S.A. in May 2022 and foreign currency translation adjustments.
12. Leases
We have operating leases primarily for real estate. The leases generally have terms which range from one year to 15 years, some include options to extend or renew, and some include options to early terminate the leases. As of
December 31, 2023 and 2022, no such options have been recognized as part of the right-of-use assets and lease liabilities.
Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the years ended December 31, 2023 and 2022, amounts recorded as variable lease payments not included in the operating lease liability were not material.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 140

Notes to the Consolidated Financial Statements
When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments. All operating lease expense is recognized on a straight-line basis over the lease term. For the years ended December 31, 2023 and 2022, we recognized $28.6 million and $27.0 million in total lease costs, respectively.
Supplemental balance sheet and other information related to operating leases as of December 31, 2023 and 2022 are as follows:

(in thousands, except lease term and discount rate)	Location in consolidated balance sheet	2023	2022

Operating lease right-of-use assets	Other long-term assets	$105,240	$95,523

Current operating lease liabilities	Accrued and other current liabilities	$22,268	$22,220
Long-term operating lease liabilities	Other long-term liabilities	$79,063	$71,406

Weighted average remaining lease term		6.80 years	6.92 years
Weighted average discount rate		2.85%	2.08%
Supplemental cash flow information related to operating leases for the years ended December 31, 2023 and 2022 is as follows:

(in thousands)	2023	2022

Cash paid for operating leases included in cash flows from operating activities	$29,300	$26,842
Operating lease right-of-use assets obtained in exchange for lease obligations	$30,911	$25,148

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 141

Notes to the Consolidated Financial Statements
Future maturities of operating lease liabilities as of December 31, 2023 are as follows:

Years ending December 31, (in thousands)

2024	$25,123
2025	20,876
2026	15,049
2027	11,531
2028	8,162
Thereafter	29,159
Total lease payments	109,900
Less: Imputed interest	(8,569)
Total	$101,331
As of December 31, 2023, we do not have any material operating lease that have not yet commenced. We did not hold any material finance leases as of December 31, 2023 and 2022.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 142

Notes to the Consolidated Financial Statements
13. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2023 and 2022 consist of the following:

(in thousands)	Notes	2023	2022

Payroll and related accruals		$81,377	$99,885
Accrued expenses		70,007	62,469
Deferred revenue	(4)	66,432	69,000
Other liabilities	(6)	62,819	59,187
Fair value of derivative instruments	(14)	49,774	111,252
Operating lease liabilities	(12)	22,268	22,220
Accrued contingent consideration and milestone payments	(15)	18,359	8,181
Income taxes payable	(17)	12,475	13,980
Accrued royalties	(20)	9,699	12,877
Accrued interest on long-term debt	(16)	8,518	5,431
Cash collateral	(14)	5,440	21,755
Total accrued and other current liabilities		$407,168	$486,237
14. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest-bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities.
We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-
currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties.
As of December 31, 2023, cash collateral positions consisted of $5.4 million recorded in accrued and other current

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 143

Notes to the Consolidated Financial Statements
liabilities and $87.7 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2022, we had cash collateral positions consisting of $21.8 million recorded in accrued and other current liabilities and $21.1 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in the total amount of $331.1 million as described in
Note 16 "Debt." Of the $331.1 million, which is held in both U.S. dollars and euros, €255.0 million was designated as the hedging instrument as of December 31, 2022 against a portion of our euro net investments in our foreign operations.
As further described in Note 16, four tranches of the 2017 Schuldschein matured and were paid in October 2022 and two tranches of the 2017 Schuldschein matured and were paid during 2021. As a result, €109.5 million remained designated as a hedging instrument as of December 31, 2023. In July 2022, we issued an additional €370.0 million
German private corporate bond (2022 Schuldschein) as described in Note 16, and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2023 and 2022 is $35.2 million and $22.6 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2023 and 2022.
Derivatives Designated as Hedging Instruments
Net Investment Hedge
In September 2022, we entered into a one-month interest rate derivative contract for a total notional amount
€135.0 million, that matured on October 13, 2022, which qualified as a net investment hedge. The objective of the hedge was to protect the additional investments in foreign operations in September 2022 against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar. The relative changes in both the hedged item and derivative hedging instrument were calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss and will be reclassified to earnings upon the disposal or

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 144

Notes to the Consolidated Financial Statements
liquidation of the foreign operations. In October 2022, the interest rate derivative contract expired and the unrealized gain recorded in equity was $5.8 million as of December 31, 2022.
Cash Flow Hedges
As of December 31, 2023 and 2022, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of December 31, 2023, we expect approximately $2.1 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the hedged item.
We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In September 2022, we entered into five new cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2023 and 2022, interest receivables of $8.4 million and $5.5 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
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
We held interest rate swaps which effectively fixed the fair value of a portion of our fixed rate private placement debt and qualified for hedge accounting as fair value hedges. These interest rate swap derivative instruments expired along with the repayment of the private placement debt in October 2022, as described in Note 16 "Debt." There had been no ineffectiveness related to the interest rate swaps.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 145

Notes to the Consolidated Financial Statements
Derivatives Not Designated as Hedging Instruments
Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 16 "Debt." In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible
Notes. Accordingly, the derivative is presented as either current or long-term based upon the classification of the related debt.
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
The Call Options, for which our common stock is the underlying security, are derivative assets that require mark-to-market accounting treatment. The Call Options are measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy. The change in fair value is recognized immediately in our consolidated statements of income in other
(expense) income, net.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Debt" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other (expense) income, net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis within
Level 2 of the fair value hierarchy.
Because the terms of the Cash Convertible Notes' embedded cash conversion option are substantially similar to those of the Call Options, discussed above, we expect the effect on earnings from these two derivative instruments to mostly offset each other. In September 2023, the 2023 Notes and the related Call Options have been settled as described in Note 16 and we recognized a gain of $0.9 million in other (expense) income, net in the accompanying consolidated statement of income.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 146

Notes to the Consolidated Financial Statements
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
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $590.9 million at December 31, 2023, which expire at various dates through September 2024. At
December 31, 2022, these arrangements had an aggregate notional value of $466.0 million, which expired at various dates through July 2023. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2023 and 2022:

(in thousands)	2023		2022
	Current asset	Long-term asset	Current asset	Long-term asset

Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$—	$3,083	$—	$12,256
Total derivative instruments designated as hedges	—	3,083	—	12,256

Undesignated derivative instruments
Equity options	39,759	—	102,671	119,098
Foreign exchange forwards and options	3,471	—	8,946	—
Total undesignated derivative instruments	43,230	—	111,617	119,098
Total derivative assets	$43,230	$3,083	$111,617	$131,354

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 147

Notes to the Consolidated Financial Statements

(in thousands)	2023		2022
	Current liability	Long-term liability	Current liability	Long-term liability

Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$—	($98,908)	$—	($36,982)
Total derivative instruments designated as hedges	—	(98,908)	—	(36,982)

Undesignated derivative instruments
Cash convertible notes embedded conversion option	(39,830)	—	(102,896)	(119,736)
Foreign exchange forwards and options	(9,944)	—	(8,356)	—
Total undesignated derivative instruments	(49,774)	—	(111,252)	(119,736)
Total derivative liabilities	($49,774)	($98,908)	($111,252)	($156,718)
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 148

Notes to the Consolidated Financial Statements
Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2023,
2022 and 2021:

(in thousands)	2023	2022	2021
	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net

Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	($5,711)	$6,741	$40,671

Gains (losses) on derivatives in cash flow hedges:
Interest rate contracts
Amount of gain (loss) reclassified from accumulated other comprehensive loss	$66,600	$21,940	($17,010)
Amounts excluded from effectiveness testing	—	—	—

Gains (losses) on derivatives in fair value hedges:
Interest rate contracts
Hedged item	—	1,971	3,072
Derivatives designated as hedging instruments	—	(1,971)	(3,072)

Gains (losses) on derivatives not designated as hedging instruments:
Equity options	(182,011)	(130,801)	(23,882)
Cash convertible notes embedded cash conversion option	182,802	131,227	28,154
Foreign exchange forwards and options	(8,610)	72,641	10,333

Total gains (losses) on derivative instruments	$58,781	$95,007	($2,405)

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 149

Notes to the Consolidated Financial Statements
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
own assumptions.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

(in thousands)	2023				2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents	$481,360	$9,982	$—	$491,342	$289,394	$94,828	$—	$384,222
Short-term investments	—	81,023	—	81,023	79,600	592,997	—	672,597
Non-marketable equity securities	—	—	4,435	4,435	—	—	5,329	5,329
Equity options	—	39,759	—	39,759	—	221,769	—	221,769
Foreign exchange forwards and options	—	3,471	—	3,471	—	8,946	—	8,946
Interest rate contracts - cash flow hedge	—	3,083	—	3,083	—	12,256	—	12,256
Total financial assets	$481,360	$137,318	$4,435	$623,113	$368,994	$930,796	$5,329	$1,305,119
Liabilities:
Cash convertible notes embedded conversion option	$—	($39,830)	$—	($39,830)	$—	($222,632)	$—	($222,632)
Foreign exchange forwards and options	—	(9,944)	—	(9,944)	—	(8,356)	—	(8,356)
Interest rate contracts - cash flow hedge	—	(98,908)	—	(98,908)	—	(36,982)	—	(36,982)
Contingent consideration	—	—	(18,359)	(18,359)	—	—	(18,088)	(18,088)
Total financial liabilities	$—	($148,682)	($18,359)	($167,041)	$—	($267,970)	($18,088)	($286,058)

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 150

Notes to the Consolidated Financial Statements
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of cash equivalents and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 16 "Debt," which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured during the years ended
December 31, 2023 and 2022 classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2023.
In determining fair value for Level 2 instruments, we apply a market approach using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 16 "Debt" and Note 14
"Derivatives and Hedging" for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call
Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the years ended December 31, 2023 and 2022.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique or the probability-
weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met, such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate
(between 6.5% and 6.6%), to represent the non-performing risk factors and time value when applying the income

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 151

Notes to the Consolidated Financial Statements
approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the years ended
December 31, 2023 and 2022, all of which is related to the 2018 acquisition of STAT-Dx:

(in thousands)	2023	2022

Balance at beginning of year	($18,088)	($24,100)
Changes in fair value	(271)	112
Payments	—	5,900
Balance at end of year	($18,359)	($18,088)
As of December 31, 2023, $18.4 million was accrued for contingent consideration and is included in accrued and other current liabilities in the accompanying consolidated balance sheet. As of December 31, 2022, $18.1 million was accrued for contingent consideration, of which $8.2 million was included in accrued and other current liabilities and $9.9 million was included in other long-term liabilities in the accompanying consolidated balance sheet.
The estimated fair value of long-term debt, as disclosed in Note 16 "Debt," was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The fair values of the financial instruments are presented in Note 16 "Debt" and were determined as follows:
Cash Convertible Notes and Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2024 as well as the Convertible Notes due in 2027.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the years ended December 31, 2023 and 2022 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 152

Notes to the Consolidated Financial Statements
16. Debt
At December 31, 2023 and 2022, total long-term debt, net of debt issuance costs of $4.0 million and $6.6 million, respectively, consists of the following:

(in thousands)	2023	2022

0.500% Senior Unsecured Cash Convertible Notes due 2023	$—	$389,552
1.000% Senior Unsecured Cash Convertible Notes due 2024	483,019	464,331
0.000% Senior Unsecured Convertible Notes due 2027	497,869	497,336
German Private Placement (2017 Schuldschein)	120,956	116,699
German Private Placement (2022 Schuldschein)	407,950	393,532
Total long-term debt	1,509,794	1,861,450
Less: Current portion	587,970	389,552
Long-term portion	$921,824	$1,471,898
The notes are all unsecured obligations that rank pari passu. No Contingent Conversion Conditions were triggered as of
December 31, 2023.
Repayments of long-term debt for the years ended December 31, 2023, 2022 and 2021 consisted of:

(in thousands)	2023	2022	2021

German Private Placement (2017 Schuldschein)	$—	$153,003	$41,145
0.500% Senior Unsecured Cash Convertible Notes due 2023	400,000	—	—
0.875% Senior Unsecured Cash Convertible Notes due 2021	—	—	200
3.75% Series B Senior Notes due October 16, 2022	—	300,000	—
3.90% Series C Senior Notes due October 16, 2024	—	27,000	—
Total repayment of long-term debt	$400,000	$480,003	$41,345

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 153

Notes to the Consolidated Financial Statements
The principal amount, carrying amount and fair values of long-term debt instruments as of December 31, 2023 and 2022 are summarized below:

(in thousands)	2023
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
				Amount	Leveling

Cash Convertible Notes due 2024	$500,000	($16,981)	$483,019	$513,500	Level 1
Convertible Notes due 2027	500,000	(2,131)	497,869	453,185	Level 1
German Private Placement (2017 Schuldschein)	121,009	(53)	120,956	118,978	Level 2
German Private Placement (2022 Schuldschein)	408,846	(896)	407,950	401,684	Level 2
	$1,529,855	($20,061)	$1,509,794	$1,487,347

(in thousands)	2022
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
				Amount	Leveling

Cash Convertible Notes due 2023	$400,000	($10,448)	$389,552	$493,436	Level 1
Cash Convertible Notes due 2024	500,000	(35,669)	464,331	596,485	Level 1
Convertible Notes due 2027	500,000	(2,664)	497,336	471,545	Level 1
German Private Placement (2017 Schuldschein)	116,821	(122)	116,699	112,401	Level 2
German Private Placement (2022 Schuldschein)	394,638	(1,106)	393,532	378,302	Level 2
	$1,911,459	($50,009)	$1,861,450	$2,052,169

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 154

Notes to the Consolidated Financial Statements
Future maturities of long-term debt stated at the carrying values as of December 31, 2023 are as follows:

Years ending December 31, (in thousands)

2024	$587,970
2025	56,836
2026	—
2027	614,800
2028	—
Thereafter	250,188
$1,509,794
Interest expense on long-term debt was $52.4 million, $55.1 million and $50.7 million for the years ended December 31,
2023, 2022 and 2021, respectively.
Interest expense for the years ended December 31, 2023 and 2022 related to the 2027 Notes and the Cash Convertible
Notes was comprised of the following:

(in thousands)	2023	2022

Coupon interest	$4,169	$7,000
Amortization of original issuance discount	27,341	30,170
Amortization of debt issuance costs	2,328	2,593
Total interest expense related to the convertible notes	$33,838	$39,763
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
representing the fair value of a similar debt instrument that does not have an associated convertible feature; and
$54.1 million to the equity component, representing the conversion option, which did not meet the criteria for separate accounting as a derivative as it is indexed to our own stock. ASU 2020-06 was adopted on January 1, 2021, and this

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 155

Notes to the Consolidated Financial Statements
resulted in a decrease of $54.1 million to additional paid-in capital and an increase of $0.3 million to retained earnings for the conversion feature related to the liability for the 2027 Notes.
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.
The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of
2,477.65 shares per $200,000 principal amount of notes (which represented an initial conversion price of $80.7218 per share or 6.2 million underlying shares). Following the January 2024 synthetic share repurchase discussed in Note 18
"Equity," the adjusted conversion rate became 2,475.26 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $80.7996. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in shares of common shares.
The notes may be redeemed at the option of each noteholder at their principal amount on December 17, 2025 or in connection with a change of control or delisting event (as further described in the 2027 Notes).
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after January 27, 2021 through June 16,
2027:
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-
consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 156

Notes to the Consolidated Financial Statements
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.
The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.
No Contingent Conversion Conditions were triggered for the 2027 Notes as of December 31, 2023 or December 31,
2022.
Cash Convertible Notes due 2023 and 2024
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which were due and repaid in September 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs.
On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs.
We refer to the 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes."
Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes that remain outstanding as of December 31, 2023 are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

Cash convertible notes	Annual interest rate	Date of interest payments	Maturity date	Contingent conversion period	Conversion rate per $200,000 principal amount(1)

2024 Notes	1.000%	May 13 and November 13	November 13, 2024	From December 24, 2018 to August 2, 2024	4,360.3098
(1) Following the January 2024 synthetic share repurchase discussed in Note 18 "Equity," the conversion rate was adjusted to 4,356.8531.
Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date.
Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 157

Notes to the Consolidated Financial Statements
Noteholders may convert Cash Convertible Notes into cash at their option at any time during the Contingent Conversion
Periods described above only under the following circumstances (Contingent Conversion Conditions):
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-
consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
•if we elect to distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•if we elect to redeem the Cash Convertible Notes; or
•if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Cash Convertible Notes have been accelerated.
For the 2023 Notes, the Contingent Conversion Period expired on March 13, 2023 and, as of March 31, 2023, the
Contingent Conversion Conditions for the 2023 Notes could no longer be triggered. No Contingent Conversion
Conditions were triggered for the 2023 Notes as of December 31, 2022.
No Contingent Conversion Conditions were triggered for the 2024 Notes as of December 31, 2023 or December 31,
2022.
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
Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common shares over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 158

Notes to the Consolidated Financial Statements
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
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash
Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $74.5 million for the 2023 Notes and $98.5 million for the 2024
Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively serving as an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 14 "Derivatives and Hedging."
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
We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash
Convertible Notes. The Call Options are derivative financial instruments and are discussed further in Note 14 "Derivatives and Hedging." The Warrants are equity instruments and are further discussed in Note 18 "Equity."

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 159

Notes to the Consolidated Financial Statements
Aside from the initial payment of a premium, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common shares exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
During the third quarter of 2023, we received $36.8 million in cash upon the exercise of Call Options in connection with the repayment of 2023 Notes. In the same transaction, we paid $36.8 million for the intrinsic value of the 2023 Notes'
embedded conversion option.
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
U.S. Private Placement
On October 16, 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due and paid on October 16, 2019 (3.19%); (2) $300.0 million 10-
year term due and paid on October 16, 2022 (3.75%); and (3) $27.0 million 12-year term due on October 16, 2024
(3.90%) but called and paid in October 2022. We paid $2.1 million in debt issuance costs which were amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contained certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2022.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt. The interest rate swaps expired in October 2022 following the repayments of $127.0 million in 2022 and $73.0 million in
2019. These interest rate swaps qualify for hedge accounting as fair value hedges as further described in Note 14
"Derivatives and Hedging."
German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. In the first quarter of 2021, we repaid $41.1 million for two tranches that matured. In October 2022, we repaid $153.0 million for the four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2023 totaled $1.0 million of

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 160

Notes to the Consolidated Financial Statements
unrealized gain and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes.
A summary of the tranches is as follows:

				Carrying value (in thousands) as of December 31,
Currency	Notional amount	Interest rate	Maturity	2023	2022

EUR	€64.0 million	Fixed 1.09%	June 2024	$70,704	$68,215
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	34,247	33,041
EUR	€14.5 million	Fixed 1.61%	June 2027	16,005	15,443
				$120,956	$116,699
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. The 2022 Schuldschein consists of euro-
denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04%
tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2023 totaled
$36.2 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 161

Notes to the Consolidated Financial Statements
A summary of the tranches is as follows:

				Carrying value (in thousands) as of December 31,
Currency	Notional amount	Interest rate	Maturity	2023	2022

EUR	€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$56,836	$54,803
EUR	€62.0 million	Fixed 2.741%	July 2027	68,388	65,967
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	32,539	31,388
EUR	€37.0 million	Fixed 3.044%	July 2029	40,803	39,365
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	113,586	109,585
EUR	€9.5 million	Fixed 3.386%	July 2032	10,475	10,107
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,269	7,979
EUR	€70.0 million	Fixed 3.04%	August 2035	77,054	74,338
				$407,950	$393,532
Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2023 total €413.0 million (approximately $456.4 million).
This includes a €400.0 million syndicated ESG-linked revolving credit facility expiring December 2025 and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR, and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. Commitment fees of $0.9 million were paid in each of the years ended December 31, 2023 and 2022. The revolving facility agreement contains certain financial and non-
financial covenants including, but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2023. The credit facilities are for general corporate purposes and no amounts were utilized at December 31, 2023.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 162

Notes to the Consolidated Financial Statements
17. Income Taxes
Income before income tax expense for the years ended December 31, 2023, 2022 and 2021 consisted of:

(in thousands)	2023	2022	2021

Pretax income in the Netherlands	$18,591	$14,551	$7,062
Pretax income from foreign operations	411,218	498,050	618,771
Total income before income tax expense	$429,809	$512,601	$625,833
Income tax expense for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands)	2023	2022	2021

Current:
The Netherlands	$11,393	$9,672	$1,714
Foreign	66,382	89,321	116,808
	77,775	98,993	118,522
Deferred:
The Netherlands	(5,535)	(683)	(1,776)
Foreign	16,266	(8,920)	(3,512)
	10,731	(9,603)	(5,288)
Total income tax expense	$88,506	$89,390	$113,234
The Netherlands' statutory income tax rate, the income tax rate of our country of domicile, was 25.8% for the years ended
December 31, 2023 and 2022 and 25% for the year ended December 31, 2021. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 163

Notes to the Consolidated Financial Statements
The principal items comprising the differences between income taxes computed at the Netherlands' statutory income tax rate and our effective tax rate for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021

The Netherlands' statutory income tax rate	25.8%	25.8%	25.0%
Taxation of foreign operations, net(1)	(7.6)	(4.9)	(3.0)
Unrecognized tax benefits(2)	3.1	0.9	1.6
Excess tax benefit related to share-based compensation	(0.3)	(0.5)	(1.0)
Prior year taxes	0.3	(1.1)	0.6
Government incentives(3)	(1.0)	(0.5)	(0.6)
Changes in tax laws and rates	0.2	(0.2)	(0.4)
Tax impact from nondeductible (deductible) items	1.3	(1.9)	0.2
Valuation allowance	(1.8)	0.0	(4.4)
Other items, net	0.6	(0.2)	0.1
Effective tax rate	20.6%	17.4%	18.1%
(1)Our effective tax rate reflects our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands’ statutory income tax rate as well as the benefit of some income being partially exempt from income taxes. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in Dubai or partially exempt or subject to lower statutory income tax rates.
(2)Unrecognized tax benefits include the impact from reassessment of accruals for tax contingencies, primarily related to ongoing taxing authority examinations.
(3)Government incentives include tax credits in the U.S. relating to research and development expense.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the
Netherlands, Germany and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the
Netherlands are potentially open back to 2011 for income tax examinations by the Netherlands taxing authority. The
German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination covering the 2017 to 2019 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ending December 31, 2020 through the current period. In late 2023, the U.S. Internal Revenue Service commenced a U.S. federal income tax examination for the periods 2014 to 2020. The examination was triggered by our 5-year net operating loss carryback under the CARES Act.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 164

Notes to the Consolidated Financial Statements
Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by taxing authorities for years before 2019.
Changes in the amount of unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands)	2023	2022	2021

Balance at beginning of year	$79,283	$103,618	$100,092
Additions based on tax positions related to the current year	9,632	9,754	6,629
Additions for tax positions of prior years	7,839	4,544	5,036
Decrease for tax position of prior years	(3,832)	(8,958)	(266)
Decrease related to settlements	(119)	(23,346)	—
Decrease due to lapse of statute of limitations	—	(580)	(344)
Increase (decrease) from currency translation	2,755	(5,749)	(7,529)
Balance at end of year	$95,558	$79,283	$103,618
At December 31, 2023 and 2022, our net unrecognized tax benefits totaled approximately $95.6 million and $79.3 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $30.8 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with taxing authorities. However, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of income tax expense.
Our policy is to recognize interest accrued related to income taxes in interest expense and penalties within income tax expense. For the years ended December 31, 2023, 2022 and 2021, we recognized income for interest and penalties of
$0.4 million, $0.4 million and $0.6 million, respectively. At December 31, 2023 and 2022, we have accrued interest and penalties of $3.3 million and $3.5 million, respectively, which are not included in the table above.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 165

Notes to the Consolidated Financial Statements
At December 31, 2023 and 2022, in the consolidated balance sheets, we have recorded deferred tax assets of
$38.6 million and $56.3 million in other long-term assets and deferred tax liabilities of $12.8 million and $17.5 million in other long-term liabilities, respectively. The components of the net deferred tax assets at December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022

Deferred tax assets:
Net operating loss and tax credit carryforwards	$42,944	$53,155
Intangible assets	30,084	33,510
Accrued and other liabilities	25,375	27,544
Share-based compensation	25,598	21,792
Property, plant and equipment	2,249	4,032
Convertible notes	2,173	3,621
Inventories	4,268	3,003
Disallowed interest carryforwards	1,157	1,511
Other	7,133	6,479
Total deferred tax assets before valuation allowance	140,981	154,647
Valuation allowance	(13,214)	(21,265)
Total deferred tax assets, after valuation allowance	$127,767	$133,382

Deferred tax liabilities:
Intangible assets	($50,723)	($55,921)
Property, plant and equipment	(46,536)	(33,847)
Inventories	(579)	(820)
Other	(4,178)	(3,997)
Total deferred tax liabilities	($102,016)	($94,585)

Deferred tax assets, net	$25,751	$38,797

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 166

Notes to the Consolidated Financial Statements
As of December 31, 2023, the valuation allowance principally relates to net operating loss carryforwards. A deferred tax asset can only be recognized to the extent it is "more likely than not" that the assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.
At December 31, 2023, we had $486.4 million in total net operating loss (NOL) carryforwards which included $144.1 million for the U.S., $237.3 million for Germany, $30.5 million for the U.K., $15.2 million for the Netherlands, and
$59.3 million for other foreign jurisdictions. The NOL carryforwards in Germany, the Netherlands and the U.K.
carryforward indefinitely. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S.
Internal Revenue Code which limits the amount that can be used each year. The NOL carryforwards in the U.S. expire between 2024 and 2034. NOL carryforwards of $21.3 million in other foreign jurisdictions expire between 2024 and
2031 while the remainder can be carried forward indefinitely. At December 31, 2023, tax credits total $6.7 million and expire between 2032 and 2041.
The changes in the valuation allowance for the years ended December 31, 2023, 2022 and 2021 were as follows:

(in thousands)	2023	2022	2021

Balance at beginning of year	($21,265)	($21,326)	($37,332)
Additions charged to income tax expense	(2,015)	(4,470)	(620)
Deductions charged to income tax expense	9,719	4,287	28,251
Additions charged to additional paid-in capital	—	—	(13,513)
Currency translation	347	244	1,888
Balance at end of year	($13,214)	($21,265)	($21,326)
In 2021, $13.5 million of the valuation allowance, which had been established in additional paid-in capital in 2020 related to the 2027 Convertible Notes, was reversed due to adopting ASU 2020-06.
As of December 31, 2023, a deferred tax liability has not been recognized for residual income taxes in the Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained by our subsidiaries that would be subject to tax if distributed amounted to $1.2 billion at December 31,
2023. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have
$14.5 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2023 and 2022 of $0.7 million and $1.0 million, respectively.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 167

Notes to the Consolidated Financial Statements
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
Synthetic Share Repurchase
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 7, 2024 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3% to 223.9 million (of which 2.5 million Common Shares are held in Treasury Shares) as of January 31, 2024.
Issuance and Conversion of Warrants
In connection with the issuance of the Cash Convertible Notes as described in Note 16 "Debt," we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid-in capital in the accompanying consolidated balance sheets.
The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 168

Notes to the Consolidated Financial Statements

Cash convertible notes	Issued on	Number of share warrants issued (in millions)	Weighted average exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on

2023 Notes	September 13, 2017	9.7	$49.9775	$45.3	June 26, 2023
2024 Notes	November 13, 2018	10.9	$50.2947	$72.4	August 27, 2024
All Warrants related to the 2023 Notes that matured in September 2023 expired unexercised. Following the January
2024 synthetic share repurchase discussed above, the adjusted weighted average exercise price per share for the 2024
Notes is $50.3346.
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
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2023 and 2022:

(in thousands)	2023	2022

Net unrealized loss on hedging contracts, net of tax	($37,372)	($15,637)
Net unrealized gain on pension, net of tax	812	645
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2023 and 2022	(33,648)	(33,311)
Foreign currency translation adjustments	(363,622)	(355,788)
Accumulated other comprehensive loss	($433,830)	($404,091)

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 169

Notes to the Consolidated Financial Statements
19. Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.
The following schedule summarizes the information used to compute earnings per common share for the years ended
December 31, 2023, 2022 and 2021:

(in thousands, except per share data)	2023	2022	2021

Net income	$341,303	$423,211	$512,599

Weighted average number of common shares used to compute basic earnings per common share	228,146	227,577	227,983
Dilutive effect of outstanding stock options and restricted stock units	2,473	2,555	3,403
Dilutive effect of outstanding warrants	—	4	648
Weighted average number of common shares used to compute diluted earnings per common share	230,619	230,136	232,034

Outstanding stock options and awards having no dilutive effect, not included in above calculation	1	146	8
Outstanding warrants having no dilutive effect, not included in above calculation	17,562	20,556	19,912

Basic earnings per common share	$1.50	$1.86	$2.25
Diluted earnings per common share	$1.48	$1.84	$2.21
For purposes of considering the 2027 Notes, as discussed further in Note 16 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes were out of the money and anti-dilutive during the period from January 1,
2021 through December 31, 2023, they were excluded from the diluted earnings per common share calculation in 2021,
2022 and 2023.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 170

Notes to the Consolidated Financial Statements
20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $9.7 million and
$12.9 million at December 31, 2023 and 2022, respectively. Royalty expense relating to these agreements amounted to
$13.9 million, $15.5 million, and $18.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2023, we had commitments to purchase goods or services and to make future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments

2024	$37,396	$1,926
2025	35,992	1,453
2026	13,150	783
2027	11,383	766
2028	903	560
Thereafter	—	1,729
	$98,824	$7,217
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain FDA approval milestones. Potential milestone payments total $20.7 million and may be triggered by the end of 2024. The total milestone payments of $18.4 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet as of
December 31, 2023. Refer to Note 15 "Financial Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 171

Notes to the Consolidated Financial Statements
Employment Agreements
Certain of our employment contracts contain provisions which guarantee payments in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At
December 31, 2023, the commitment under these agreements totaled $11.5 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. The changes in the carrying amount of warranty obligations for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022

Balance at beginning of year	$4,899	$6,324
Provision charged to cost of sales	3,947	4,606
Usage	(3,451)	(4,517)
Adjustments to previously provided warranties, net	(1,501)	(1,277)
Currency translation	50	(237)
Balance at end of year	$3,944	$4,899
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2023, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against
QIAGEN N.V. or subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Litigation accruals recorded in accrued and other current liabilities as of December 31, 2023 and 2022 totaled $4.8 million and $6.5 million, respectively. As of December 31,
2023, $4.7 million was accrued in other long-term liabilities in the accompanying consolidated balance sheet.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 172

Notes to the Consolidated Financial Statements
We are not party to any material legal proceeding as of the date of this report except for the matters listed below.
Patent Litigation
Archer DX
In 2018, ArcherDX (a company which spun out as an independent company in conjunction with QIAGEN's acquisition of
Enzymatics in 2015 and was later acquired by Invitae in 2021) and Massachusetts General Hospital (MGH) sued
QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by
ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and, as of December 31, 2023, are included in other long-term liabilities in the accompanying consolidated balance sheet. We filed an appeal in August
2023 after the verdict was entered.
Bio-Rad Laboratories, Inc.
In April 2022, QIAGEN filed a lawsuit in a U.S. federal court against Bio-Rad Laboratories, Inc. (Bio-Rad) seeking a declaratory judgment of non-infringement of certain Bio-Rad patents related to digital PCR technology. In July 2023, the parties agreed to a settlement that provided for a cross-licensing agreement granting each company mutual rights to their respective digital PCR technologies.
Other Litigation Matters
For all other matters, a total of $4.8 million is accrued as of December 31, 2023 in accrued and other current liabilities.
The estimated range of possible losses for these other matters as of December 31, 2023 is between $4.0 million and
$10.1 million.
Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued.
However, the outcome of these matters is ultimately uncertain. Any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.
21. Segment Information
We operate as one operating segment. We have a common basis of organization, we make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole and our products and services are offered globally. Product category and geographic information follows below.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 173

Notes to the Consolidated Financial Statements
Product Category Information
Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories, product type and customer class.
Geographical Information
Net sales are attributed to countries based on the location of the customer. Our primary manufacturing facilities are located in Germany, China, and the United States and supply products to customers as well as to our subsidiaries in other countries. The intercompany portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $20.3 million, $31.5 million and $28.3 million for the years ended 2023, 2022 and 2021, respectively, and these amounts are included in the line item Europe, Middle East and Africa in the table below.
Net sales by geographical location for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands)	2023	2022	2021

Americas:
United States	$935,281	$909,616	$909,690
Other Americas	84,774	88,139	97,686
Total Americas	1,020,055	997,755	1,007,376
Europe, Middle East and Africa	624,573	733,469	814,417
Asia Pacific, Japan and Rest of World	320,683	410,294	429,864
Total net sales	$1,965,311	$2,141,518	$2,251,657

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 174

Notes to the Consolidated Financial Statements
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $1.3 million and $1.1 million as of December 31, 2023 and 2022, respectively.
Long-lived assets by geographical location as of December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022

Americas:
United States	$164,865	$161,645
Other Americas	3,657	2,997
Total Americas	168,522	164,642
Europe, Middle East and Africa:
Germany	496,386	400,009
Other Europe, Middle East and Africa	76,306	75,045
Total Europe, Middle East and Africa	572,692	475,054
Asia Pacific, Japan and Rest of World	23,823	22,474
Total long-lived assets	$765,037	$662,170
22. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V.
2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The 2014 Plan expires in May 2024. The QIAGEN N.V. 2023 Stock Plan (the 2023 Plan)
was approved at the June 2023 Annual General Meeting and at December 31, 2023, we had approximately 20.9 million
Common Shares reserved and available for issuance under the 2005, 2014, and 2023 Plans.
The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 3 years, with previous grants through 2020 having terms of 5 years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants were at the market value on the grant date

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 175

Notes to the Consolidated Financial Statements
or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0%. At
December 31, 2023, there was $59.8 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.34 years.
The weighted average grant date fair value of stock units granted during the years ended December 31, 2023, 2022 and
2021 was $44.37, $45.49 and $48.77, respectively. The total fair value of stock units that vested during the years ended
December 31, 2023, 2022 and 2021 was $39.4 million, $55.8 million and $52.6 million, respectively.
A summary of stock units as of December 31, 2023 and changes during the year are presented below.

Stock units	Number of stock units (in thousands)	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2023	3,771
Granted	1,185
Vested	(864)
Forfeited	(77)
Outstanding at December 31, 2023	4,015	1.34	$174,364
Vested and expected to vest at December 31, 2023	3,744	1.29	$162,610
We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 176

Notes to the Consolidated Financial Statements
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31,
2023 and changes during the year then ended is presented below.

Stock options	Number of shares (in thousands)	Weighted average exercise price

Outstanding at January 1, 2023	9	$18.68
Exercised	(9)	$18.68
Outstanding at December 31, 2023	—	$—
The total intrinsic value of options exercised was $0.2 million in each of the years ended December 31, 2023 and 2022 and $14.4 million for the year ended December 31, 2021. The actual tax benefit for the tax deductions from option exercises totaled $0.1 million in each of the years ended December 31, 2023 and 2022 and $2.2 million during the year ended December 31, 2021. At December 31, 2023, there was no unrecognized share-based compensation expense related to employee stock option awards.
There were no options outstanding at December 31, 2023. At December 31, 2022 and 2021, 9 thousand and 18 thousand options were exercisable at a weighted average price of $18.68 and $17.79 per share, respectively.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 177

Notes to the Consolidated Financial Statements
Compensation Expense
Share-based compensation expense before taxes for the years ended December 31, 2023, 2022 and 2021 totaled approximately $47.1 million, $49.5 million and $38.4 million, respectively, as shown in the table below.

(in thousands)	2023	2022	2021

Cost of sales	$3,296	$2,577	$40
Research and development	7,484	6,504	4,909
Sales and marketing	14,495	16,076	13,630
General and administrative	21,825	24,350	19,812
Share-based compensation expense	47,100	49,507	38,391
Less: Income tax benefit(1)	11,035	10,703	8,956
Share-based compensation expense, after tax	$36,065	$38,804	$29,435
(1)Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $1.3 million, $2.7 million and $6.5 million, respectively, for the years ended December 31, 2023, 2022 and 2021.
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
Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue
Service. This plan includes a provision for us to match a portion of employee contributions. Total expenses under the
401(k) plans were $4.5 million for each of the years ended December 31, 2023 and 2022 and $4.3 million for the year ended December 31, 2021. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.1 million for each of the years ended December 31, 2023 and 2022 and $0.2 million for the year ended December 31, 2021.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 178

Notes to the Consolidated Financial Statements
We have seven defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany,
France, Italy, Japan, Poland, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. All defined benefit plans are unfunded. The liability under the defined benefit plans totaled $7.4 million and $7.2 million as of December 31, 2023 and 2022, respectively, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.
24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest as summarized in the table below.
Net sales to related parties for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands)	2023	2022	2021

Net sales	$9,039	$8,474	$9,089
As of December 31, 2023 and 2022, balances with related parties are as follows:

(in thousands)	2023	2022

Accounts receivable	$2,890	$5,136
Prepaid expenses and other current assets	$78	$11,929
Accounts payable	$700	$2,708
Accrued and other current liabilities	$2,893	$3,518
Prepaid expenses and other current assets include loan receivables and supplier advances from companies with which we have an investment or partnership interest.
As of December 31, 2022, prepaid expenses and other current assets included a $10.6 million convertible note from
Ellume Limited, Australia, which bears interest at 10% and was due on December 31, 2022. As of December 31, 2022,
we retained the loan receivable, while fully reserved, as we awaited the outcome of voluntary administration and any creditor arrangement. During 2023, we had no possibility of collection from Ellume and no expectation of any recovery of the defaulted amount. Accordingly, the loan receivable was fully written off against the reserve in 2023. Additional

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 179

Notes to the Consolidated Financial Statements
financial impacts of these proceedings with this related party for the fiscal year ended December 31, 2022 included a
$4.6 million write off on advances to suppliers and a $12.8 million impairment loss on intangible assets, both recognized in restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income. Refer to
Note 11 "Goodwill and Intangible Assets."
25. Subsequent Event
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as discussed in Note 18 "Equity."

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 180

Notes to the Consolidated Financial Statements
Memorandum and Articles of Association
We are a public company with limited liability (naamloze vennootschap)
incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on January 29,
2024 (the Articles), and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code
2022, (the Dutch Code), which contains principles of good corporate governance and best practice provisions that regulate relations between the
Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for sustainable long-term value creation, risk control, effective management and supervision, remuneration and the relationship with Shareholders, including the General
Meeting, and other stakeholders. A listed company should either comply, or if not, explain in its management report why and to what extent it does not comply, with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.
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
The Managing Board focuses on our sustainable long-term value creation and our affiliated enterprise, and takes into account the impact the actions of the
Company and its affiliated enterprise have on people and the environment as well as our stakeholders' interests that are relevant in this context, which include but are not limited to our shareholders. Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory
Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many
American corporate statutes, including the Delaware General Corporation
Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General
Meeting may suspend or dismiss a Managing Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. The
Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management board rules governing the internal organization of the
Managing Board.
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
Under Dutch law, in the event that there is a conflict of interest between a
Managing Director and us and our business on a certain matter, that
Managing Director shall not participate in the discussions and voting on that matter. If all Managing Directors have a conflict of interest, such resolution

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 181

Appendices
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
for Supervisory Directors as adopted at the 2021 Annual General Meeting.
Under the Dutch Code, any shares held by a Supervisory Director in the
Company on whose board he or she sits should be long-term investments.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 182

Appendices
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
Classes of Shares
The authorized classes of our shares consist of Common Shares, Financing
Preference Shares and Preference Shares. No Financing Preference Shares or
Preference Shares have been issued.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 183

Appendices
Common Shares
Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in either our shareholders register with Equiniti Trust Company LLC, our transfer agent and registrar in New York, or our shareholder register with TMF Fund Services
B.V., Westblaak 89, 3012 KG Rotterdam, the Netherlands.
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
Pursuant to our Articles, QIAGEN’s Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General Meeting, to resolve to issue Preference Shares in the event that (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding, or
(ii) the Supervisory Board has determined a person to be an “adverse person.” For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our
Company which the Supervisory Board considers to be substantial, which must be at least 10% of the issued share capital, and where the Supervisory
Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently the Supervisory Board has not been designated to issue Preference Shares.
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
Rules.
SPAQ was incorporated on August 2, 2004. Its principal office is located at
Hulsterweg 82, 5912 PL Venlo, The Netherlands. Its statutory objectives are to

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 184

Appendices
protect our interests and our enterprise and the enterprises of companies which are linked to us. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in our interests and the interests of our stakeholders.
The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ, two members were appointed to the board of SPAQ who resigned in 2019. In December 2019, two new members were appointed. After serving on the board of SPAQ for four years, these board members were reappointed at the end of 2023 for an additional two year term each. The board of SPAQ may appoint additional members to the board. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.
Issuance of shares
Under our Articles, the Supervisory Board has the power to issue Shares and determine the issue price and further conditions of such issuance, provided that it has been authorized by the General Meeting to do so. The authorization referred to in the preceding sentence can only be granted for a specific period of time not exceeding five years and may be extended in the same manner. If there is no designation of the Supervisory Board to issue shares in force, the
General Meeting shall have authority to issue shares, but only upon the proposal of, and in accordance with the issue price and further conditions as determined by, the Supervisory Board. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.
On June 22, 2023, the General Meeting resolved to authorize the Supervisory
Board until December 22, 2024, to issue Common Shares and Financing
Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of 50% of the shares issued and outstanding in the capital of the Company as of December
31, 2022, as included in the Annual Accounts for Calendar Year 2022.
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
On June 22, 2023, the General Meeting resolved to grant the authority to restrict or exclude pre-emptive rights until December 22, 2024. However, the
General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than
10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2022.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 185

Appendices
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The
Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the
Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 22, 2023, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing
Board may, for an 18-month period beginning June 22, 2023, until
December 24, 2024, cause us to acquire shares in our own share capital, up to 10% of the Company's issued share capital on the date of the acquisition and provided that the Company or any subsidiary shall not hold more than
10% of the Company's issued share capital at any time, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent
(110%) of the higher of the average closing price of our shares on the New
York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one euro cent (euro
0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
Synthetic Share Repurchase
During the Annual General Meeting held on June 22, 2023, the General
Meeting approved a proposal to allow the Managing Board, subject to the approval of the Supervisory Board, to, during a period of 18 months from the date of the Annual General Meeting, i.e. until December 22, 2024, adjust the
Company's capital structure and to repay capital to our shareholders via a synthetic share repurchase within predetermined boundaries, and with the key consequences of such synthetic share repurchase being that: (i) an amount to be determined by the Managing Board, subject to the approval of the
Supervisory Board, of up to a maximum $300 million would be paid to our shareholders as a capital repayment, and (ii) the number of outstanding
Common Shares would at least be decreased by a number of Common Shares approximately equal to the number of Common Shares that the Company, theoretically, could have repurchased for the aggregate amount repaid to our shareholders.
For more information on the synthetic share repurchase, we refer to the explanatory notes to agenda item 14 in the proxy statement relating to the
Annual General Meeting of June 22, 2023 as well as our press release of
January 18, 2024.
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
Cancellation of Fractional Common Shares
Prior to the synthetic share repurchase described above, the Company held fractional Common Shares and as part of the synthetic share repurchase, the
Company acquired additional fractional Common Shares. In an effort to, as much as possible, clean up the composition of the Company's share capital, the General Meeting of June 22, 2023 resolved to reduce the issued share capital of the Company by cancelling all fractional Common Shares (i) the
Company holds in its own capital at the date of the 2023 Annual General

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 186

Appendices
Meeting, or will hold in its own share capital following execution of certain steps making-whole the then issued and outstanding fractional Common
Shares, and (ii) the Company will hold in its own capital as a result of the synthetic share repurchase described above and the execution of certain steps making-whole the then issued and outstanding fractional Common Shares. The cancellation may be implemented in one or more tranches, at the discretion of the Managing Board.
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
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting
Standards and to issue a report thereon. On June 22, 2023, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with
International Financial Reporting Standards for the year ending December 31,
2023.
Dividends and Other Distributions
Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting.
Distributions may not be made if the distribution would reduce shareholders’
equity below the sum of the paid-up and called-up capital and called-up and any reserves required by Dutch law or our Articles.
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
the reserves if the Managing Board so decides with the approval of the
Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 187

Appendices
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
Extraordinary General Meetings are held as often as deemed necessary by the
Managing Board or Supervisory Board, or upon a request to the Managing
Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the Boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the Boards do not timely comply with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands.
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
Meeting, regardless of a sale of shares after the record date.
General Meetings are presided over by the Chairman of the Supervisory
Board or, in his absence, by any person nominated by the Supervisory Board.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 188

Appendices
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
A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-
emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.
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
(2)the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of a far-
reaching significance for us; and
(3)the acquisition or divestment by us or one of our subsidiaries
(dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 189

Appendices
No Derivative Actions; Right to Request Independent Inquiry
Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders, acting alone or together, holding at least one-tenth of our issued capital, or shares representing an aggregate nominal value of EUR 225,000 may inform the Managing Board and the Supervisory
Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprise Chamber of the
Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Enterprise Chamber to order certain measures such as a suspension or annulment of resolutions.
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
Limitations in our Articles on Rights to Own Securities
Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles do not impose limitations on rights to own our securities including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company or state.
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
Obligation of Shareholders to Disclose Major Holdings
Holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) may be subject to notification obligations under the Dutch Financial Markets Supervision Act (FMSA).

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 190

Appendices
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
above, and without any set-off against long positions.
In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of our issued share capital is required

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 191

Appendices
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
The AFM does not issue separate public announcements of the above notifications. However, it does keep a public register of all notifications made pursuant to the above disclosure obligations under the FMSA on its website
www.afm.nl. Third parties can request to be notified automatically by e-
mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.
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
amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. If a Managing Director or Supervisory
Director has notified a change in the number of our shares or options to

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 192

Appendices
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
The Audit Committee has adopted a policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chair full authority to approve any management request for pre-approval, provided the Chair presents any approval given at its next scheduled meeting. All audit-
related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the
Audit Committee and are compatible with maintaining the auditor’s independence.
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2023	2022

Audit fees	$2.9	$2.8
Consolidated financial statements	2.4	2.1
Statutory financial statements	0.5	0.7
Audit-related fees	—	—
Tax fees	0.2	0.3
All other fees	—	—
Total	$3.1	$3.1
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
audits and appeals. All other fees include various fees and expenses billed for services, such as transaction due diligence, as approved by the Audit
Committee and as permitted by the Sarbanes-Oxley Act of 2002.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 193

Appendices
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
Specific for U.S. Shareholders
The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 194

Appendices
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
economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 195

Appendices
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
This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be or has been requested from the Internal
Revenue Service (IRS) regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S.
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
If an entity or other arrangement classified as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 196

Appendices
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
source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 197

Appendices
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75%
or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally include assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-
bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least
25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation (the “look-through rule”). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least
25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2021,
December 31, 2022, and December 31, 2023, and do not expect to be a
PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
taxable year, to the extent that any distribution received by a U.S. Holder on our Common Shares exceeds 125% of the average of the annual distributions on our Common Shares received during the preceding three years or the U.S.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 198

Appendices
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
collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. U.S. Holders (including entities)
should consult their own tax advisors regarding their reporting obligations and

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 199

Appendices
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
Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Under the IVDR and subsequent amendments, IVDs already certified by a Notified Body under the IVD
Directive may remain on the market until May 26, 2025, and IVDs certified without the involvement of a Notified Body may be placed on, or remain in, the market for up to three years (until May 26, 2028) depending on the classification of the IVD. More recently on January 23, 2024 the European
Commission has published a legislative proposal which would extend the time for legacy IVDs to transition to the IVD regulation. Nonetheless, the manufacturers of such devices must comply with specific requirements in the
IVDR according to the timelines established, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR’s conformity assessment procedures. Under the IVD Directive the majority of QIAGEN products were classified as self-declared, while under the IVDR most of QIAGEN products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports.
The EC has designated twelve (12) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN’s Notified Bodies, TÜV
Rheinland and BSI. MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. On December 5, 2023, the European
Commission adopted Implementing Regulation (EU) 2023/2713 designating five EU Reference Laboratories covering the following types of high risk, class
D IVDs: hepatitis and retroviruses; herpesviruses; bacterial agents; respiratory viruses that cause life-threatening diseases. The designated EU Reference
Laboratories are responsible for verifying performance of IVDs in accordance with common specifications, batch testing of class D IVDs, collaborating with
Notified Bodies to develop best practices for IVD conformity assessments, and

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 200

Appendices
providing scientific and technical assistance on the implementation of the
IVDR.
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
United Kingdom
The U.K.’s withdrawal from the EU has major ramifications for IVD manufacturers. Among other things, companies now have to follow new procedures that apply in the U.K., including appointment of a U.K.
Responsible Person rather than relying on European Authorized
Representatives, to manage their compliance efforts in the U.K.
The U.K. Medicine and Healthcare Products Regulatory Agency (MHRA) issued guidance on how the country will regulate IVDs after January 1, 2021.
According to MHRA, IVDs will require certification in the U.K., which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. Under subsequent amendments to MHRA guidance, MHRA will continue to recognize
CE marks for IVDs certified under the IVD Directive until the earlier of June 30,
2028 or the expiration of the certificate and for IVDs certified under the IVDR until June 30, 2028. Companies must register with the MHRA before placing
IVDs on the U.K. market. To continue marketing CE marked IVDs in the U.K.
once the designated MHRA recognition period has lapsed, companies selling in the U.K. will have to obtain a new marking authorization, called a U.K.
Conformity Assessed mark (UKCA), for each IVD product.
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
Congress has also signaled interest in clarifying the regulatory landscape for
LDTs. Following several years of inaction by Congress on this issue, the FDA issued a proposed rule in October 2023 to regulate LDTs under the current medical device framework and proposing to phase out the current enforcement discretion policy; the public comment period ended in early December 2023.
The FDA’s proposal envisions that the LDT enforcement policy phase-out process would occur in gradual stages over a total period of four years, with premarket approval applications for high-risk tests to be submitted by the 3.5-
year mark, although more details are expected to be provided with the upcoming final rule. However, the likelihood of the FDA finalizing the proposed rule in April 2024 (as is currently projected), as well as potential litigation challenging the agency’s authority to take such action, is uncertain at this time.
Separately, members of Congress have been working with stakeholders for several years on a possible bill to regulate in vitro clinical tests including LDTs.
For example, legislation called the Verifying Accurate, Leading-edge IVCT
Development (VALID) Act, as drafted and re-introduced for consideration by the current Congress, would codify into law the term “in vitro clinical

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 201

Appendices
test” (IVCT) and establish a new regulatory framework for the review and oversight of IVCTs separate and apart from the medical device framework under the Food, Drug and Cosmetic Act (FDCA). The new IVCT product category would include products currently regulated as IVDs, in addition to
LDTs. The proposed regulatory framework adopts various concepts from the
FDCA, utilizing a risk-based approach that aims to ensure that all marketed
IVCTs have a reasonable assurance of both analytical and clinical validity.
It is unclear whether the VALID Act will be passed by Congress in its current form or signed into law by the President; if enacted, however, it is expected to require clinical laboratories to spend significant time, resources, and money towards ensuring compliance. Until the FDA finalizes LDT regulations through its recently initiated notice-and-comment rule making process, or the VALID Act or other legislation is passed reforming the federal government’s current regulatory approach to LDTs, it is unknown how the FDA may regulate LDT products in the future or what testing and data may be required to support clearance or approval for such products.
Medical devices, including IVDs, are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably assure their safety and effectiveness. Class I devices are generally exempt from premarket review and are subject to general controls, including adherence to the FDA’s Quality System Regulation (QSR), which describes device-specific current good manufacturing practices, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are generally subject to premarket notification (or
510(k) clearance), general controls and special controls, including performance standards, post-market surveillance, patient registries or FDA guidance documents describing device-specific special controls. Class III devices are subject to most of the previously identified requirements as well as to premarket approval (PMA). The payment of a user fee, which is typically adjusted annually, to the FDA is usually required upon filing a premarket submission (e.g., premarket notification, premarket approval application, or
De Novo classification request) for FDA review.
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
De Novo Classification
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
having it regulated as a high risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 202

Appendices
necessary to provide a reasonable assurance of the safety and effectiveness of the medical device.
Premarket Approval
The PMA process is more complex, costly and time consuming than either the
510(k) process or De Novo classification. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. A clinical trial involving a “significant risk” device may not begin until the sponsor submits an investigational device exemption (IDE) application to the FDA and obtains approval to begin the trial.
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
Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant for new devices, withdrawal of existing marketing authorizations and criminal prosecution.
As a result of the COVID-19 pandemic, the Secretary of the U.S. Department of Health and Human Services declared a public health emergency and authorized the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical countermeasures (including medicines and diagnostic tests) when there are no adequate, approved, and available alternative options. EUAs remain in effect until the device emergency use declarations related to COVID-19 under Section 564 of the FDCA are terminated, unless the FDA decides to revise or revoke an EUA at an earlier point as the agency considers public health needs during the emergency and new data on an authorized product’s safety and effectiveness, or as products meet the criteria for FDA approval or clearance. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs, including QIAGEN. The
FDA has indicated the withdrawal of EUAs for COVID-19 countermeasures will be done in a gradual, phased process and issued final guidance on a transitional plan.
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
and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 203

Appendices
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
Congress subsequently enacted Subtitle D of the Health Information
Technology for Economic and Clinical Health Act (HITECH) provisions of the
American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities and Business Associates.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 204

Appendices
Under 'HITECH’s breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.
Our Redwood City entity serves in some cases as a Business Associate to customers who are subject to the HIPAA regulations. In this capacity, we maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/or administrative enforcement and increased civil and criminal penalties for non-compliance, including a four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of protected health information are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.
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
Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the election on November 3, 2020. The
CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions became effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have been adopted in other states (for example, Nevada, Virginia,
Connecticut, Utah and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.
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
are interpreted broadly and enforced aggressively by various federal and state agencies, including the Centers for Medicare & Medicaid Services (CMS), the
Department of Justice (DOJ), and the Office of Inspector General for the U.S.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 205

Appendices
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
A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. Recognizing that the
AKS is broad and potentially applies to innocuous or beneficial arrangements, the OIG issued regulations, commonly known as “safe harbors,” which set forth certain requirements that, if fully met, insulate a given arrangement or conduct from prosecution under the AKS. The AKS also has statutory exceptions that provide protection similar to that of safe harbors. If, however, an arrangement does not meet every requirement of an exception or safe harbor, the arrangement does not necessarily violate the AKS. A facts-and-
circumstances analysis is necessary to determine AKS compliance or lack thereof. Potential statutory penalties for violating the AKS include imprisonment and criminal fines. In addition, through application of other laws, conduct that violates the AKS can give rise to civil monetary penalties and possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs. Claims including items or services resulting from a violation of the AKS also constitute a false or fraudulent claim for purposes of the False Claims Act.
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
Penalties for violating the FCA include payment of up to three times the actual damages sustained by the government, plus substantial per-claim statutory penalties, as well as possible exclusion from participation in federal healthcare programs.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 206

Appendices
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
Foreign Corrupt Practices Act
Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (FCPA), which

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 207

Appendices
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
additional Congressional action is taken.
We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 208

Appendices
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
Code Assignment
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
CMS uses its own Healthcare Common Procedure Coding System (HCPCS)
codes for medical billing and reimbursement purposes. Level I HCPCS codes are comprised of current CPT codes, while Level II HCPCS codes primarily represent non-physician services and Level III HCPCS codes are local codes developed by Medicaid agencies, Medicare contractors and commercial insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the
CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-
numeric CPT codes with a corresponding descriptor for labs or manufacturers that want to more specifically identify their test.
A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or a
PLA Code or both. In addition, Z-Code identifiers are unique five-character alphanumeric tracking codes associated with a specific molecular diagnostic test. When a claim is submitted, it includes the associated CPT code and the Z-
Code identifier is entered as a device code. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both commercial insurers and government payors.
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
specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-
biomarker specific CPT codes together to describe the testing performed. CMS

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 209

Appendices
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
Since December 2019, Congress has passed a series of laws to modify
PAMA’s statutory requirements related to the data reporting period and phase-
in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, the Further Continuing Appropriations and Other Extensions Act of
2024 (Pub. L. 118-22, enacted on November 16, 2023) further delayed the reporting requirement as well as the application of the 15 percent phase-in reduction. Under these statutory provisions, the next data reporting period for
CDLTs that are not ADLTs will be January 1, 2025 through March 31, 2025, and will be based on the most recent data collection period of January 1,
2019 through June 30, 2019. After this data reporting period, the three-year data reporting cycle for these tests will resume (e.g., 2028, 2031, etc.).
This same series of laws passed since December 2019 also modified the phase-in of payment reductions resulting from private payor rate implementation so that a 0.0 percent reduction limit was applied for calendar years 2021 through 2023, as compared to the payment amounts for a test the preceding year. The Further Continuing Appropriations and Other Extensions
Act of 2024 further applied a 0.0 reduction limit for calendar year 2024. As a result, payment may not be reduced by more than 15 percent per year for calendar years 2025, 2026, and 2027, as compared to the payment amount established for a test the prior year.
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
Coverage Decisions
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
decisions are made at the local level by contractors that administer the
Medicare program in specified geographic areas. Commercial insurers and government payors have separate processes for making coverage

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 210

Appendices
determinations, and commercial insurer may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
Payment
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
We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC website at
www.sec.gov contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.
Controls and Procedures
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in
Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as
amended, within 90 days of the date of this Annual Report. Based on that evaluation, they concluded that as of December 31, 2023, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 211

Appendices
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO) in Internal
Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated
Framework, management believes that, as of December 31, 2023, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public
Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2023, has also audited the effectiveness of the Company's internal control over financial reporting as of
December 31, 2023. Their reports are included in this Annual Report on Form
20-F beginning on page 99.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 212

Appendices
Disclosure pursuant to Section 219 of the Iran
Threat Reduction & Syria Human Rights Act
(ITRA)
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. QIAGEN GmbH, our subsidiary located in Hilden, Germany, has conducted limited business with certain Iranian and Syrian entities consisting of sales for our consumables and instrumentation products. In 2023, sales to Iran totaled $1.4 million, or approximately 0.07% of our consolidated net sales, and were primarily for consumables labelled for use in diagnostic testing for tuberculosis
(QuantiFERON tests) and the detection of amniotic fluid (AmniSure ROM test).
These transactions were processed through two distributors and under general license by the Office of Foreign Assets Control (OFAC) for Medicine and
Medical Devices and in compliance with German and European Union customs regulations and do not include any products that are “dual-use”
products or products requiring special clearance from the German customs authorities. There were no sales to Syria in 2023.
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
In light of the nature of the products concerned, we do not currently anticipate any change in activities in Iran that would result in a material impact on
QIAGEN. We do not have any employees in Iran or Syria.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 213

Appendices
Reference Table Form 20-F

Item	Form 20-F caption	Location in this document	Page	Item	Form 20-F caption	Location in this document	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable.		Item 4.	C. Organizational Structure	Management Report - Business and Operating Environment - Company Overview	13
Item 2.	Offer Statistics and Expected Timetable	Not applicable.			D. Property, Plants and Equipment	Management Report - Business and Operating Environment - Description of Property	24
Item 3.	Key Information			Item 4A.	Unresolved Staff Comments	Not applicable.
	B. Capitalization and Indebtedness	Not applicable.		Item 5.	Operating and Financial Review and Prospects
	C. Reasons for the Offer and Use of Proceeds	Not applicable.			A. Operating Results	Management Report - Operating and Financial Review - Operating Results	26
	D. Risk Factors	Management Report - Risks and Risk Management - Risk Factors	38		B. Liquidity and Capital Resources	Management Report - Operating and Financial Review - Liquidity and Capital Resources	31
Item 4.	Information on the Company				C. Research and Development, Patents and Licenses, etc.	Management Report - Business and Operating Environment - Research and Development	22
	A. History and Development of the Company	Management Report - Business and Operating Environment	13			Management Report - Business and Operating Environment - Intellectual Property, Proprietary Rights and Licenses	23
	B. Business Overview	Management Report - Business and Operating Environment	13			Management Report - Operating and Financial Review - Operating Results - Operating Expenses - Research and Development	29
		Management Report - Sustainability - Ensuring Business with Integrity - Conflict Minerals	67		D. Trend Information	Management Report - Operating and Financial Review - Operating Results	26
		Appendices - Government Regulations	200

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 214

Appendices
Reference Table Form 20-F

Item	Form 20-F caption	Location in this document	Page	Item	Form 20-F caption	Location in this document	Page

Part I
Item 5.	E. Critical Accounting Estimates	Management Report - Operating and Financial Review - Critical Accounting Estimates	34	Item 7.	B. Related Party Transactions	Note 24. Related Party Transactions	179
Item 6.	Directors, Senior Management and Employees				C. Interests of Experts & Counsel	Not applicable.
	A. Directors and Senior Management	Corporate Governance	69	Item 8.	Financial Information
	B. Compensation	Corporate Governance - Compensation of Managing and Supervisory Boards	94		A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	98
	C. Board Practices	Corporate Governance - Supervisory Board	72			Management Report - Operating and Financial Review - Policy on Dividend Distribution	34
	D. Employees	Management Report - Sustainability - Investing in People	63			Management Report - Operating and Financial Review - Legal Proceedings	36
	E. Share Ownership	Corporate Governance - Compensation of Managing and Supervisory Boards - Share Ownership	97		B. Significant Changes	Appendices - Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)	213
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable.		Item 9.	The Offer and Listing
Item 7.	Major Shareholders and Related Party Transactions				A. Offer and Listing Details	Common Shares	7
	A. Major Shareholders	Corporate Governance - Shareholder Meetings and Share Capital - Major Shareholders	84		B. Plan of Distribution	Not applicable.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 215

Appendices
Reference Table Form 20-F

Item	Form 20-F caption	Location in this document	Page	Item	Form 20-F caption	Location in this document	Page

Part I
Item 9.	C. Markets	Common Shares	7	Item 10.	J. Annual Report to Security Holders	Not applicable.
	D. Selling Shareholders	Not applicable.		Item 11.	Quantitative and Qualitative Disclosures about Market Risk	Management Report - Quantitative and Qualitative Disclosures about Market Risk	56
	E. Dilution	Not applicable.		Item 12.	Description of Securities Other than Equity Securities	Not applicable.
	F. Expenses of the Issue	Not applicable.
Item 10.	Additional Information			Part II
	A. Share Capital	Not applicable.		Item 13.	Defaults, Dividend Arrearages and Delinquencies	Not applicable.
	B. Memorandum and Articles of Association	Appendices - Memorandum and Articles of Association	181	Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable.
	C. Material Contracts	Not applicable.		Item 15.	Controls and Procedures	Appendices - Controls and Procedures	211
	D. Exchange Controls	Appendices - Exchange Controls	211	Item 16A.	Audit Committee Financial Expert	Corporate Governance - Supervisory Board - Supervisory Board Committees - Audit Committee	78
	E. Taxation	Appendices - Taxation	194	Item 16B.	Code of Ethics	Management Report - Sustainability - Ensuring Business with Integrity	67
	F. Dividends and paying agents	Not applicable.		Item 16C.	Principal Accountant Fees and Services	Appendices - Principal Accountant Fees and Services	193
	G. Statement by Experts	Not applicable.		Item 16D.	Exemptions from the Listing Standards for Audit Committees	Not applicable.
	H. Documents on Display	Appendices - Documents on Display	211	Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable.
	I. Subsidiary Information	Not applicable.		Item 16F.	Change in Registrant’s Certifying Accountant	Not applicable.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 216

Appendices
Reference Table Form 20-F

Item	Form 20-F caption	Location in this document	Page

Part II
Item 16G.	Corporate Governance	Corporate Governance - Additional Information - NYSE Exemptions	93
This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2023 of QIAGEN N.V. Reference is made to the Form 20-F cross reference table above. Only the information in this document that is referenced in the Form 20-
F cross reference table and this paragraph, this cross-reference table itself, the section entitled
"Note Regarding Forward-Looking Statements and Risk Factors" shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be incorporated by reference, shall not be part of the 2023
Annual Report on Form 20-F and is furnished to the Securities and Exchange Commission for information only.
This document also includes references to certain information contained on QIAGEN's website.
The information contained on QIAGEN's website is not incorporated by reference and does not form part of this document.

Item 16H.	Mine Safety Disclosure	Not applicable.
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable.
Item 16J.	Insider Trading Policies	Corporate Governance - Additional Information - Insider Trading Policy	90
Item 16K.	Cybersecurity	Corporate Governance - Additional Information - Cyber Security	89

Part III
Item 17.	Financial Statements	See Item 18.
Item 18.	Financial Statements	Consolidated Financial Statements	98
Item 19.	Exhibits	Exhibit Index	218

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 217

Appendices

Exhibit No.	Description	Exhibit No.	Description

*1.1	Articles of Association as confirmed by notarial deed as of January 29, 2024 (English translation)	4.2	QIAGEN N.V. 2014 Stock Plan (Filed as Exhibit 99.1)(7)
2.1	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017 (Filed as Exhibit 2.11)(1)	*4.3	QIAGEN N.V. 2023 Stock Plan
2.2	2024 Bonds Indenture dated November 13, 2018 (Filed as Exhibit 2.17)(2)	*8.1	List of Subsidiaries
2.3	2024 Form of Warrant Confirmation dated November 6, 2018 (Filed as Exhibit 2.18)(2)	*11.1	QIAGEN N.V. Insider Trading Policy
2.4	2024 Form of Bond Hedge Confirmation dated November 6, 2018 (Filed as Exhibit 2.19)(2)	*12.1	Certification under Section 302; Thierry Bernard, Managing Director and Chief Executive Officer
2.5	Global Bearer Bond Representing Convertible Bonds due 2027 dated as of December 17, 2020 (Filed as Exhibit 2.12)(3)	*12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer
2.6	Purchase Agent Agreement dated as of December 10, 2020 (Filed as Exhibit 2.13)(3)	*13.1	Certifications under Section 906; Thierry Bernard, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer
2.7	Subscription Agreement dated as of December 10, 2020 (Filed as Exhibit 2.14)(3)	*15.1	Consent of Independent Registered Public Accounting Firm
2.8	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of July 13, 2022 (Filed as Exhibit 2.13)(4)	*97.1	QIAGEN N.V. Clawback Policy
2.9	Namensschuldverschreibungen Agreement dated as of August 16, 2022 (Filed as Exhibit 2.14)(4)	*101	Inline XBRL Interactive Data File
2.10	Description of Securities (Filed as Exhibit 2.12)(5)	*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
4.1	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.1)(6)
* Filed herewith.
(1)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2018.
(2)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 6, 2019.
(3)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 5, 2021.
(4)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 13, 2023.
(5)Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 2, 2020.
(6)Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on November 17, 2011.
(7)Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on April 2, 2015.

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 218

Exhibit Index
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 8, 2024
		By:	/s/ Thierry Bernard
Thierry Bernard, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. | Financial Report 2023	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 219

Signatures