Form 20-F
period 2024-12-31
QIAGEN N.V.
filed 2025-03-31
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
The number of outstanding Common Shares as of December 31, 2024 was 222,290,848.
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on the daily concertation procedure between central banks across
Europe, which normally takes place around 2:10 P.M. Central European Time. This rate at March 26, 2025, was $1.0788 per €1.
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
Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 4

Table of Contents

Overview
5	QIAGEN Shares

Management Report
10	Business and Operating Environment
24	Operating and Financial Review
37	Risks and Risk Management

Corporate Governance
53	Governance Structure
55	Managing Board
57	Supervisory Board
63	Board-Related Matters
65	Shareholder Meetings and Share Capital
70	Additional Information
76	Compensation of Managing Board Members and Supervisory Directors

Consolidated Financial Statements
82	Report of Independent Registered Public Accounting Firm
86	Report of Independent Registered Public Accounting Firm
88	Consolidated Balance Sheets
90	Consolidated Statements of Income
91	Consolidated Statements of Comprehensive Income
92	Consolidated Statements of Changes in Equity
93	Consolidated Statements of Cash Flows
95	Notes to Consolidated Financial Statements

Appendices
168	Articles of Association
180	Principal Accountant Fees and Services
180	Change in Registrant's Certifying Accountant
181	Taxation
187	Government Regulations
200	Exchange Controls
200	Documents on Display
200	Controls and Procedures
201	Disclosure under Section 219 of ITRA
203	Reference Table Form 20-F
207	Exhibit Index
208	Signatures

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 5

Overview
QIAGEN Shares
Market Environment
In 2024, the global economy experienced modest growth amid a complex landscape of challenges and developments. The United Nations reported a global economic growth rate of 2.8% for 2024, consistent with the previous year and below the pre-pandemic average of 3.2%. In 2024, global stock markets exhibited robust performance, with notable regional variations.
The U.S. stock market saw significant growth in 2024, with the S&P 500 gaining 23% and the Dow Jones Industrial Average rising 13%, fueled by strong performances in technology and industrial sectors alongside easing inflation and favorable monetary policies. Many mega-cap tech companies excelled, driven by advancements in AI (artificial intelligence), cloud computing and digital innovation.
The German stock market, led by the DAX Index of the 40 largest blue-chip stocks in Germany (which includes QIAGEN), gained 19% in 2024, driven by economic recovery, declining inflation and supportive European Central Bank policies that included rate cuts. Key sectors such as industrials, automotive and renewable energy advanced on strong exports and technological advancements.
Global Shares listed in the U.S. and Europe
QIAGEN's Global Shares have been traded in the United States since 1996 and are currently traded on the New York Stock Exchange (NYSE: QGEN) and in Germany on the Frankfurt Stock Exchange (XETRA: QIA) since 1997. Since
2003, they have also been listed in the Prime Standard segment, traded on both the XETRA electronic platform and the Frankfurt Börse floor.
These shares provide equal rights to all shareholders and are available for trading in U.S. dollars or euros on either exchange.
QIAGEN's listing on the NYSE allows us to tap into a broad base of international investors, particularly in the U.S. The NYSE listing supports our visibility in North American markets, where our products are widely used in research and healthcare.
Our listing on the Frankfurt Stock Exchange caters to European investors and reflects the integration of QIAGEN into the European economic landscape as a company headquartered in the Netherlands along with a strong presence in
Germany.
The dual listing on these important stock exchanges enhances QIAGEN’s global investor base and improves liquidity for our shares while increasing the opportunity to attract investors, particularly those in the U.S. restricted to holding only U.S. dollar-denominated investments.
Share Price and Liquidity
In 2024, QIAGEN, listed as QGEN on the NYSE and QIA on the Frankfurt
Stock Exchange, delivered modest growth in a challenging environment for the industry. On the NYSE, QGEN grew about 3%, reflecting a steady upward trend in line with sector peers. Likewise on the Frankfurt Exchange, QIA rose
9% over the year, mirroring the positive trajectory observed on the NYSE.
The stock price increase for QIAGEN in 2024 reflected solid financial performance against broader adverse market conditions and sector-specific challenges, leading to relatively flat growth compared to major indices. The post-pandemic economic recovery drove higher demand for diagnostic and research tools, while competition to develop new innovations continued in the
Life Sciences sector.
Our shares continued to offer high liquidity, with an average daily trading volume of approximately 1.7 million in 2024 – approximately 1.1 million in the
U.S. and 0.5 million in Germany.
As of December 31, 2024, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 99%.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 6

Overview
Shareholder Structure
QIAGEN's global investor base includes over 500 identified institutional investors, with approximately 60% in North America, 35% in Europe and the remainder in other regions. As of the end of 2024, the Managing Board and
Supervisory Board collectively held less than 1% of QIAGEN’s outstanding
Common Shares.
Market Capitalization

2024

Year-end market capitalization (in $ million)	9,899
Year-end market capitalization (in € million)	9,569
Annual Shareholder Meeting
At the Annual General Meeting on June 21, 2024, in Venlo, The Netherlands,
shareholders overwhelmingly approved all agenda items. A total of 76% of
QIAGEN shares were voted at the meeting, representing approximately 170.7 million of QIAGEN's 223.9 million issued shares as of the record date. Details of attendance and voting results are available at corporate.QIAGEN.com.
Investor Relations and Shareholder Engagement
QIAGEN is dedicated to providing shareholders, analysts and global communities with clear, comprehensive and accessible information about its performance, strategy, vision, mission and future prospects. Engagement efforts include individual calls, roadshows and participation in broker-sponsored investor conferences. In June 2024, QIAGEN hosted its Capital Markets Day at the New York Stock Exchange, outlining its strategic vision and financial targets through 2028.
QIAGEN's Investor Relations team has been consistently recognized as having one of the top teams in the EMEA region within the MedTech industry and also among the top five in the Healthcare sector.
Investor events hosted by QIAGEN have been particularly recognized for improving investor access through virtual formats.

2024 Shareholder Structure by Geography

1%
15%
11%
12%
6%
7%
48%
US
Germany
France
United Kingdom
Canada
Other
Non-Institutional

2024 Shareholder Structure by Investor Type

1%
4%
22%
38%
14%
21%
GARP
Value
Index
Growth
Other
Non-Institutional

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 7

Overview
QIAGEN Share Indices and Prices - NYSE
Our shares have traded on the New York Stock Exchange (NYSE) since 2018 under the symbol QGEN. Prior to the transition to the NYSE, our Common
Shares were traded on NASDAQ since the IPO (Initial Public Offering) in 1996 under the same QGEN ticker.

New York Stock Exchange (NYSE)	2024

Year-end price	$44.53
High	$47.44
Low	$39.03
Average daily trading volume (in million shares)	1.12

120%
110%
100%
90%
80%
1.02.2024
3.31.2024
6.30.2024
9.30.2024
12.31.2024
QGEN NYSE
NASDAQ Biotech

QIAGEN Share Indices and Prices - Germany
Our shares, traded on the Frankfurt Stock Exchange (XETRA) under the symbol
QIA since a secondary IPO in September 1997, joined the DAX Index of the
40 largest blue-chip stocks in September 2021, reflecting our status among
Germany's top publicly traded companies by market capitalization.

Frankfurt Stock Exchange (XETRA)	2024

Year-end price	€43.05
High	€44.13
Low	€36.59
Average daily trading volume (in million shares)	0.54

120%
110%
100%
90%
80%
1.02.2024
3.31.2024
6.30.2024
9.30.2024
12.31.2024
QIA XETRA
TecDax

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 8

Overview
QIAGEN Historical Share Price History - NYSE
The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years and the monthly high and low sale prices for the last six months on the NYSE.

	High ($)	Low ($)

Annual:
2020	55.27	32.97
2021	59.00	45.58
2022	55.12	40.38
2023	51.18	34.74
2024	47.44	39.03

	High ($)	Low ($)

Quarterly 2023:
First Quarter	51.18	45.08
Second Quarter	46.99	43.80
Third Quarter	47.70	38.98
Fourth Quarter	43.73	34.74
Quarterly 2024:
First Quarter	45.87	42.08
Second Quarter	46.01	39.03
Third Quarter	47.44	39.73
Fourth Quarter	46.66	40.35
Quarterly 2025:
First Quarter (through March 26)	47.93	37.63

	High ($)	Low ($)

Monthly:
October 2024	45.51	41.51
November 2024	45.35	40.35
December 2024	46.66	43.23
January 2025	47.93	43.55
February 2025	44.20	38.16
March 2025 (through March 26)	40.13	37.63

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 9

Overview
QIAGEN Historical Share Price History - Germany
The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years and the monthly high and low sale prices for the last six months.

	High (€)	Low (€)

Annual:
2020	46.95	29.55
2021	51.56	37.38
2022	49.37	37.95
2023	48.36	32.74
2024	44.13	36.59

	High (€)	Low (€)

Quarterly 2023:
First Quarter	48.36	41.57
Second Quarter	43.47	39.62
Third Quarter	43.39	36.73
Fourth Quarter	40.07	32.74
Quarterly 2024:
First Quarter	42.19	38.77
Second Quarter	42.36	36.59
Third Quarter	42.81	36.75
Fourth Quarter	44.13	38.13
Quarterly 2025:
First Quarter (through March 26)	47.53	35.00

	High (€)	Low (€)

Monthly:
October 2024	41.23	38.36
November 2024	42.69	38.13
December 2024	44.13	40.88
January 2025	47.53	41.35
February 2025	42.84	36.62
March 2025 (through March 26)	37.10	35.00

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 10

Management Report
Business and Operating Environment
Company Overview
QIAGEN is a leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. We serve over 500,000 customers globally in Life Sciences (academia, pharma
R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of December 31, 2024, we employed more than
5,700 people in over 35 locations worldwide.
QIAGEN was founded in 1984 and began operations in 1986 as a pioneer in the emerging biotechnology sector with a revolutionary method that standardized and accelerated the extraction and purification of nucleic acids from biological samples, which means any material containing DNA, RNA or proteins. As molecular biology and genomic knowledge has grown to influence many areas of daily life, we have expanded to serve the full spectrum of market needs while developing new instruments, consumables and digital solutions, partnering with researchers and pharmaceutical companies, and acquiring companies and technologies that best complement our portfolio. We continue to accelerate our portfolio growth and increase our efficiency and effectiveness while also enhancing our customer experience, our corporate citizenship and our position as an employer of choice.
Our strategy is anchored by a commitment to deliver solid profitable growth by focusing our resources on a group of Pillars that represented approximately
70% of sales in 2024 and are expected to reach combined sales of approximately $2 billion in 2028. The Pillars involve three product groups where QIAGEN is developing leadership positions: the digital PCR (Polymerase
Chain Reaction) platform QIAcuity, the clinical PCR syndromic testing solution
QIAstat-Dx and the QIAGEN Digital Insights portfolio of bioinformatics solutions for improved analysis and interpretation of complex genomic data.
Additionally, two Pillars involve product groups where QIAGEN has strong top positions and where we want to consolidate our leadership: Sample technologies that are used to gain access to DNA and RNA from a biological sample and the QuantiFERON technology platform for latent disease detection, best known for its use in detecting tuberculosis (TB).
Our growth has been funded through internally generated funds as well as through debt offerings and the public sales of equity securities.
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
Further information on QIAGEN can be found at www.qiagen.com. The
U.S. Securities and Exchange Commission (SEC) website at www.sec.gov contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 11

Management Report
Operating Environment
Economic Environment
The global economy grew by approximately 2.8% in 2024, consistent with the previous year. This growth trajectory can be attributed to persistent inflationary pressures, elevated borrowing costs and geopolitical uncertainties which continued to weigh on economic performance. While central banks around the world made strides in moderating inflation, the effects of sustained monetary tightening and higher interest rates curtailed growth in developed economies.
The U.S. Dollar Index displayed moderate volatility in 2024, influenced by varying monetary policies, fluctuating commodity prices and divergent regional growth trends.
Industry Environment
Life Sciences and Molecular Diagnostics continued to experience diverging trends in 2024. While weaker markets in China and reduced capital spending on instruments and automation systems created headwinds for the industry, certain sectors saw notable growth, particularly in areas such as infectious disease testing.
The pandemic had led to significant growth in the installed base of instruments, and companies were now seeking to leverage this base for other applications in Life Sciences and Molecular Diagnostics. Although numerous smaller companies have emerged in recent years, larger companies such as QIAGEN boast the crucial advantages of better global R&D, distribution and production capacity, as well as brand recognition, to drive the adoption of their platforms like QIAstat-Dx and QIAcuity for expanded use in infectious disease, oncology, academic and biopharmaceutical research.
The addressable Life Sciences and Molecular Diagnostics industry segments generate an estimated $11 billion of annual sales and are expected to maintain a healthy rate of single-digit sales growth in the coming years. Key growth drivers include continued research funding to advance our understanding of biology as well as consistently strong medical demand for molecular clinical testing.
QIAGEN Products
Our leadership in molecular research and testing solutions leverages our product portfolio across a wide range of applications. These are grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services (89% of total net sales in 2024); and
•Instruments and related services and contracts (11% of total net sales in
2024).
QIAGEN Product Groups
Sample Technologies
Sample technologies represent one of our Pillars and includes products involved in the first step of any molecular lab process.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 12

Management Report

Applications

Cloning	qPCR / dPCR
DNA amplification	Sequencing / NGS
Arrays	Liquid biopsy
Gene editing	Microbiome
Epigenetics	Gene silencing
Cellular analytics	Proteomics

Input demands	Processing	Target analytes
Low / high-volume	Manual	Genomic DNA
Low-quantity		Plasmid DNA
Tubes / plates		cfDNA

Input demands
Low-quantity	Automated	mRNA, rRNA
High-quantity	Low-to	miRNA
Tubes / plates	High-throughput	Proteins Circ. Tumor cells

Selected biological samples

Tissue	Stool
Cells	Saliva
Blood	Other body fluids
Serum	Bone
Plasma	Plants
Urine	Soil
Our broad portfolio of Sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular-
testing platform. These products are used in research and applied testing
(forensics/human identification and food safety) in laboratories as well as clinical testing.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 13

Management Report

Sample technologies	Selected QIAGEN brands

Primary Sample technology consumables
•Nucleic acid stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
•Mainly based on silica membrane and magnetic bead technologies
	•QIAamp •PAXgene •AllPrep	•DNeasy •AdnaTest •QIAprep&amp	•RNeasy •MagAttract •QIAwave
Secondary Sample technology consumables
•Kits and components for purification of nucleic acids from secondary sample materials (e.g., gel, plasmid DNA)	•QIAprep •QIAGEN Plasmid •HiSpeed	•QIAquick •QIAfilter •EndoFree	•DyeEx
Sample technology instruments
•Instruments for nucleic acid purification, quality control and accessories	•QIAsymphony •EZ2 Connect •TissueLyser III	•QIAcube Connect •EZ2 Connect MDx	•QIAcube HT •QIAxcel Connect •QIAcube Connect MDx
Diagnostic Solutions
Diagnostic solutions include our molecular testing platforms and consumables covering two of our Pillars with QuantiFERON and QIAstat-Dx, as well as
Precision Diagnostics which involves companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory developed tests. Additional areas include Oncology and Sexual & Reproductive Health for detection of various diseases and for other laboratory processes.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 14

Management Report

Diagnostic solutions	Selected QIAGEN brands

Immune response consumables
•Interferon-Gamma Release Assay (IGRA) for latent TB testing •Assays for post-transplant testing, viral load monitoring	•QuantiFERON
Oncology and Sexual & Reproductive health consumables
•Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions •Assays for prenatal testing and detection of sexually transmitted diseases and HPV	•therascreen •AmniSure / PartoSure	•ipsogen	•digene HC2
Sample to Insight instruments and dedicated assays
•One-step molecular analysis of hard-to-diagnose syndromes •Fully integrated PCR testing	•QIAstat-Dx •QIAstat-Dx Rise
PCR / Nucleic Acid Amplification
PCR / Nucleic Acid Amplification involves our research and applied PCR solutions and components. The product group includes another of our Pillars,
QIAcuity. We offer optimized solutions for end-point PCR, quantitative PCR and digital PCR. Our kits, assays, instruments and accessories amplify and detect targets and streamline workflow for virtually any application.

PCR / Nucleic acid amplification	Selected QIAGEN brands

Research PCR consumables
•Different generations of PCR, quantitative and digital PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies
	•QuantiTect •OneStep RT-PCR •OmniScript •QIAcuity	•QIAGEN Multiplex •miRCURY •AllTaq •GeneGlobe	•QuantiNova •HotStarTaq •UltraRun Long Range
Human ID / Forensics assay consumables
•Short tandem repeat (STR) assays for Human ID, additional assays for food contamination	•Investigator (human ID / forensics)
PCR instruments
•Digital PCR solutions •qPCR solutions	•QIAcuity •Rotor-Gene Q	•QIAgility	•QIAcuityDx
OEM consumables
•Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	•Provided on an individualized contract basis

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 15

Management Report
Genomics / NGS
This product group includes our universal NGS (next-generation sequencing)
solutions for use with any NGS sequencer as well as the full bioinformatics portfolio offered by QIAGEN Digital Insights, which also represents one of our
Pillars.

Genomics / NGS	Selected QIAGEN brands

Universal NGS consumables
•Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, DNA methylation analysis, etc. •Sequence-based assays for forensic genetic genealogy	•QIAseq •GeneGlobe	•REPLI-g •EpiTect	•ForenSeq Kintelligence
QIAGEN Digital Insights solutions
•Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is also integrated into many QIAGEN consumables and instruments
	•QCI Secondary Analysis •QCI Interpret •QCI Precision	•CLC Workbenches •OmicSoft Lands •Ingenuity Pathway Analysis	•Biomedical Knowledge Base •HGMD •HSMD •PGXI
Custom laboratory and genomic services
•Custom services such as DNA sequencing, whole genome amplification and non-cGMP DNA production	•Provided on an individualized contract basis
Other
Revenues from various sources including protein biology products, royalties, intellectual property and freight charges.
Principal Markets
We sell our products to more than 500,000 customers in two broad customer groups: Molecular Diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical R&D and applied testing). Sales to these groups were as follows:

Net sales (in millions)	2024	2023	2022

Molecular Diagnostics	$1,078.6	$1,035.5	$1,126.2
Life Sciences	899.6	929.8	1,015.3
Total	$1,978.2	$1,965.3	$2,141.5
We estimate the current total addressable market at approximately $11 billion annually with estimates indicating market growth to approximately $13 to $14 billion annually by 2028.
Molecular Diagnostics
The molecular diagnostics market includes healthcare providers engaged in many aspects of patient care that require accurate diagnoses and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring.
We offer one of the broadest portfolios of molecular technologies for healthcare. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems process tests reliably and efficiently, often handling hundreds of samples simultaneously. Our range

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 16

Management Report
of assays for diseases and biomarkers speeds up and simplifies laboratory workflow and standardizes lab procedures.
Molecular testing is the most dynamic segment of the global in vitro diagnostics market. The pandemic has demonstrated the value of molecular testing in healthcare, and we expect the market to provide significant growth opportunities.
We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs and have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases.
We have more than 30 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. In 2024, we continued to expand on these partnerships with new agreements, for example, a collaboration with Eli Lilly to develop an IVD panel for detecting APOE genotypes. We also expanded our partnership with AstraZeneca to develop and commercialize companion diagnostics for complex chronic diseases based on our QIAstat-Dx platform. Additionally, we entered into a master collaboration agreement with Myriad to develop lab-developed and distributable kit-based companion diagnostics in oncology. Companion diagnostics move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.

Selected Molecular Diagnostics products
Sample technologies	Assay technologies	Instruments	Bioinformatics

For extraction from: •Tissue •Blood •Swabs, other	Indication areas •Oncology •Immune modulation •Infectious diseases Technologies: QuantiFERON, Polymerase Chain Reaction (PCR), Next-generation sequencing (NGS)	•QIAstat-Dx •QIAsymphony RGQ •QIAcube Connect MDx •EZ2 Connect MDx •QIAstat Rise	QIAGEN Clinical Insight (QCI) •Hereditary diseases •Somatic and germline cancers •Other diseases
Life Sciences
The Life Sciences market includes governments and biotechnology companies, where researchers and scientists are using molecular testing technologies to advance scientific knowledge in the pursuit of new breakthroughs that can lead to new medicines and diagnostics for use in clinical healthcare. This market also includes the use of molecular testing technologies for applied applications, in particular for forensics as well as food and veterinary testing. These customers are all often served by public funding and R&D budgets within pharmaceutical companies.
We partner with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, bioinformatics and services to universities and institutes, pharmaceutical and biotech companies, governments and law enforcement agencies.
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
and analytical solutions for law enforcement and human identification labs as well as advanced technologies for studies of microbiomes and their effect on health and the environment.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 17

Management Report
We have deep relationships with pharmaceutical and biotechnology companies. Drug discovery and development as well as translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations that are most likely to respond to particular therapies. We estimate that about half of our sales to these companies supports research while the other half supports clinical development, including stratification of patient populations based on genetic information.
Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research and treatment options.

Selected Life Sciences products
Sample technologies	Assay technologies	Instruments	Bioinformatics

~300 different kit types for extraction and purification of DNA, RNA and proteins from tissue, blood, cells, stool, plants, soil and other sample types	•Real-time PCR •Digital PCR •Next-generation sequencing	•QIAsymphony •QIAcube Connect •QIAcuity digital PCR	•Ingenuity Pathway Analysis (IPA) •Genomics Workbench/Server •Microbial Pro Suite/RNA-seq •Microbial Epigenetics
Competition
The markets for most of our products are very competitive. Competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. In sample technology products, we experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification kits, assay solutions, reagents and instrumentation. We compete with other suppliers through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs as well as downstream applications. Our products provide significant advantages in terms of speed, reliability, accuracy, convenience, reproducibility and ease of use.
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
Net sales for the product categories are based on those revenues related to sample and assay products and related revenues including bioinformatics solutions, as well as revenues derived from instrumentation sales.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 18

Management Report

Net sales (in millions)	2024	2023	2022

Consumables and related revenues	$1,760.2	$1,726.2	$1,888.9
Instrumentation	218.0	239.1	252.6
Total	$1,978.2	$1,965.3	$2,141.5
Geographical Information
We sell our products in more than 170 countries. The following table shows total revenue by geographic market for the past three years (with net sales attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

Net sales (in millions)	2024	2023	2022

United States	$942.0	$935.3	$909.6
Other Americas	89.6	84.8	88.1
Total Americas	1,031.6	1,020.1	997.8
Europe, Middle East and Africa	648.5	624.6	733.5
Asia Pacific, Japan and Rest of World	298.2	320.7	410.3
Total	$1,978.2	$1,965.3	$2,141.5
Seasonality
Our business is not significantly impacted by seasonal factors. Historically, a portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approvals of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns. For example, the timing and severity of viral infections such as influenza or the SARS-CoV-2 virus may impact demand for our products.
Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and Life Sciences. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.
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
Innovation in automation systems positions us in the fast-growing fields of molecular testing and generates ongoing demand for our consumable products.
We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Diagnostics in cancer and other diseases and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony and QIAstat-Dx automation systems in the coming years together with developing next-
generation sequencing (NGS) kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. We continue to develop applications for the QIAcuity digital PCR system which is designed to make digital PCR technology available to Life Sciences and clinical laboratories worldwide.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 19

Management Report
Sales and Marketing
We market our products primarily through subsidiaries in markets with the greatest sales potential in the Americas, Europe, Australia and Asia.
Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and the value of our systems, while maintaining collaborative relationships. In many markets, we have specialized independent distributors and importers.
Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible and enhancing relationships with a commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels - online, by phone or in person - and to optimize investment in different customer types.
We continue to drive the growth of our digital marketing channels – including our website at www.qiagen.com, product-specific sites and social media.
Since the onset of the pandemic, there has been an increase in virtual events and use of digital sales channels. We have likewise increased the activities in digital marketing to adapt to these market changes, such as installing an in-
house studio to facilitate creation of video content and live virtual events.
Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems.
My QIAGEN is an easy-to-use self-service portal that is personalized to our customers' needs and enables customers to manage different activities in one central place. Customers can now easily reorder products, place bulk orders, apply quotes to their cart and track their order status. Functionality in the dashboard allows customers to monitor their instrument use and view the status of licenses and service agreements. Additionally, customers can access our exclusive content and services, such as webinars, handbooks and other documents.
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
We use a range of tools to provide customers with direct access to technical support, inform them of new product offerings and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service support allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN.
Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.
We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters and webinars highlighting molecular biology applications.
For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-
use digital ordering, inventory monitoring and customer-driven changes make
QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 20

Management Report
Intellectual Property, Proprietary Rights and Licenses
We have made, and expect to continue to make, investments in intellectual property. In 2024, additions to our intangible assets outside of business combinations totaled $3.5 million, and as of December 31, 2024, patent and license rights, net totaled $44.0 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31,
2024, we owned 282 issued patents in the United States, 229 issued patents in Germany and 1,615 issued patents in other major industrialized countries.
We had 346 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application.
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
Our supplier policy, which all new suppliers sign, is available on our website and contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance, as appropriate. As part of our supplier assessment procedures, on a monthly basis, we evaluate the supply performance of our raw material and component suppliers. We assess, on a continuous basis, potential alternative sources of such materials and components and, on a yearly basis, the risks and benefits of reliance on our existing suppliers.
We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.
We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers, and we closely monitor stock levels to maintain adequate supplies.
In 2024, the availability of goods improved, and material costs stabilized by mid-year. To ensure the procurement of raw materials and mitigate availability issues, we use long-term supply contracts as needed. In 2025, markets are experiencing increased pressure due to ongoing geopolitical tensions, especially within Asia. The Company’s strong material positions and thorough coverage ensure that customer product availability remains unaffected at present. However, uncertainty remains about how the market might respond.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 21

Management Report
Conflict minerals
U.S. legislation mandates transparency in sourcing conflict minerals—tantalum, tin, tungsten and gold—from mines in the Democratic Republic of Congo (DRC)
and its adjoining countries. Some of our instrumentation components, purchased from third-party suppliers, contain gold. As required, we investigate our supply chain and disclose any use of conflict minerals from these regions.
Annually, we conduct due diligence to determine the presence and origin of conflict minerals in our products. Since we do not purchase directly from smelters or refineries, we rely on supplier declarations. We filed our latest conflict minerals disclosure with the SEC on Form SD for the year ended
December 31, 2023 on May 31, 2024 and will update our disclosures as required.
Description of Property
Our primary production and manufacturing facilities for consumable products are located in Germany, the United States, Spain and China. Our facilities for software development are located in the United States, Germany, Poland,
Denmark and Romania and our Center of Excellence for the development of companion diagnostics for personalized healthcare is located in the United
Kingdom. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed, and continue to expand, production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP SE. Worldwide, we use SAP R/3 software to integrate most of our operating subsidiaries and are currently undergoing a multi-year implementation of S/4HANA.
In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Additionally, in 2024, in an effort to decrease our reliance on carbon-based energy and lower our carbon emissions, we invested in equipping our Hilden, Germany facility with an emergency power supply and renewable heating systems. Capital expenditures for property, plant and equipment totaled $167.2 million, $149.7 million and $129.2 million for
2024, 2023 and 2022, respectively.
We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For facilities that accommodate cGMP production, special areas were built, and these facilities operate in accordance with cGMP requirements.
The consumable products manufactured at QIAGEN GmbH in Germany and
QIAGEN Sciences LLC in Maryland are produced under ISO 001: 2015, ISO
13485:2016, MDSAP. By the end of 2025, we aim to complete the implementation of ISO 50001, a voluntary international standard that aids organizations in managing their energy usage. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-
art sample and assay technologies under our Total Quality Management system.
Our corporate headquarters are located in Venlo, The Netherlands. The below table summarizes our largest facilities. Other subsidiaries throughout the world lease smaller amounts of space.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 22

Management Report

Facility location	Country	Purpose	Owned or leased	Square feet

Hilden	Germany	Manufacturing, warehousing, distribution, research and development and administration	Owned	986,000
Germantown, Maryland	U.S.	Manufacturing, warehousing, distribution and administration	Owned	285,000
Ann Arbor, Michigan	U.S.	Manufacturing, warehousing, distribution and administration	Leased	109,000
Shenzhen	China	Development, manufacturing, warehousing, distribution and administration	Leased	107,200
Manchester	U.K.	Development and Service Solutions	Leased	96,300
Frederick, Maryland	U.S.	Development, Service Solutions, manufacturing, warehousing and distribution	Leased	76,500
Wroclaw	Poland	Business service center	Leased	65,100
Beverly, Massachusetts	U.S.	Enzyme manufacturing	Leased	44,000
Barcelona	Spain	Development, manufacturing, warehousing, distribution and administration	Leased	31,900
Manila	Philippines	Business service center	Leased	29,300
Shanghai	China	Service Solutions and administration	Leased	28,400
Gdańsk	Poland	Enzyme manufacturing, development, warehousing and administration	Leased	23,300
Germantown, Maryland	U.S.	Service Solutions and training center	Leased	13,500
Redwood City, California	U.S.	Bioinformatics	Leased	12,700
Gdynia	Poland	Enzyme manufacturing, development and warehousing	Leased	11,200
Each of our owned facilities in Hilden, Germany and Germantown, Maryland has capacity for future expansion of up to 300,000 square feet of facility space. Our facility in Ann Arbor, Michigan will be closed in 2025 following the decision to discontinue the NeuMoDx portfolio as discussed in Note 6 "Exit
Costs and Impairments."
We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state and local laws and regulations, including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.
Employees
As a company headquartered in the European Union (EU), we recognize freedom of association and collective bargaining as fundamental to maintaining a positive relationship between management and employee representatives. A significant portion of our workforce is employed in
Organization for Security and Co-operation in Europe (OSCE) member states, and we comply with all applicable labor laws in every region where we operate. Management values its relationships with regional labor unions and employees and considers them to be positive.
We are committed to respecting and promoting human rights, as outlined in our
Human Rights Policy, available on our website at www.qiagen.com. This policy is communicated globally via our Company intranet and provided to all new employees. We foster an open-door workplace culture where employees can freely raise concerns with management or Human Resources without fear of retaliation. Our policy explicitly ensures that employees may discuss working conditions openly without risk of reprisal, intimidation or harassment.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 23

Management Report
The following tables provide information on the number of employees by geographical region and main category of activity as of December 31, 2024,
2023 and 2022:

Employees by region	2024	2023	2022

Americas	1,252	1,329	1,370
Europe, Middle East & Africa	3,352	3,453	3,558
Asia Pacific, Japan and Rest of World	1,161	1,185	1,250
Total	5,765	5,967	6,178

Employees by function	2024	2023	2022

Production	28%	28%	29%
Research & Development	18%	18%	17%
Sales	37%	37%	37%
Marketing	6%	6%	6%
Administration	11%	11%	11%
Total	100%	100%	100%
Depending on local laws and customs, there are different types of employment ranging from long-term fixed contracts to temporary positions, along with flexible time and programs for employees returning to work after parental leave. In 2024, part-time employees represented 5.7% of our workforce, and temporary employees with a fixed-term work contract represented 6.4%.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 24

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
The discussion that follows focuses on 2024 with comparisons to 2023. For discussion of the year ended December 31, 2023, compared to 2022, refer to our December 31, 2023 Annual Report.
Operating Results
Overview
Financial highlights of 2024 include:
•In 2024, total net sales increased 1% supported by improving growth trends and our highly recurring revenues which make up more than 85% of total net sales. In June 2024, we decided to discontinue the NeuMoDx portfolio.
Sales from our core product portfolio (excluding discontinued products such as NeuMoDx and DIALUNOX) grew 2% in 2024. Changes in foreign currency rates negatively impacted net sales by approximately one percentage point.
•The operating income margin in 2024 was 4.9% of sales compared to
20.9% in 2023, reflecting costs incurred in connection with the initiatives started in 2024 to streamline operations and improve overall efficiency and profitability of the company.
•Net cash provided by operating activities increased 47% to $674 million in
2024 from $459 million in 2023. Results in 2024 reflected the reduced working capital requirements and a strong focus on cash flow optimization.
We continue to invest in growth initiatives with a high level of investment into research and development for menu expansion of our key platforms as well as our IT infrastructure. Overall, the financial results for 2024 reflect our strategic efforts to increase profitability and grow through targeted investment, positioning us for future success while navigating the associated financial impacts in the short term.
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
and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 25

Management Report
Year Ended December 31, 2024, Compared to 2023
Net Sales

(in millions)	2024		2023
Product type	Net sales	% of net sales	Net sales	% of net sales	% change

Consumables and related revenues	$1,760.2	89%	$1,726.2	88%	+2%
Instruments	218.0	11%	239.1	12%	-9%
Net sales	$1,978.2		$1,965.3		+1%

Customer class
Molecular Diagnostics	$1,078.6	55%	$1,035.5	53%	+4%
Life Sciences	899.6	45%	929.8	47%	-3%
Net sales	$1,978.2		$1,965.3		+1%

(in millions)	2024		2023
Product group	Net sales	% of net sales	Net sales	% of net sales	% change

Sample technologies	$642.0	32%	$663.0	34%	-3%
Diagnostic solutions	748.9	38%	697.6	35%	+7%
PCR / Nucleic acid amplification	300.5	15%	300.2	15%	0%
Genomics / NGS	233.6	12%	238.9	12%	-2%
Other	53.2	3%	65.6	3%	-19%
Net sales	$1,978.2		$1,965.3		+1%
Sample technologies involve the sale of consumables kits and instruments for use in obtaining DNA, RNA and proteins from biological samples. This product group declined 3% in 2024 to $642.0 million due to a modest sales decline in manual kits and challenging instrument sales trends that continued
throughout the year. Sales results for 2024 were adversely impacted by approximately one percentage point of currency movements over the prior year.
Diagnostic Solutions involve the sale of regulated consumables kits and instruments for use in clinical healthcare as well as revenues from our Precision
Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 7% in 2024 to
$748.9 million, driven by solid gains in consumables sales that absorbed the decline in instrument sales. QuantiFERON-TB test for latent tuberculosis (TB)
detection maintained 11% increase in sales, supported by solid demand in all regions on conversion from tuberculin skin test. QIAstat-DX grew 24% in 2024 on sales gains in both consumables and instrument sales, as syndromic testing

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 26

Management Report
system surpassed the 2024 goal with over 660 new placements. The
NeuMoDx system remains on track for discontinuation in mid-2025.
PCR / Nucleic Acid Amplification involves consumables kits and instruments used in non-regulated applications. Overall product group sales were slightly higher in 2024 to $300.5 million, on gains in consumables despite ongoing challenging instrument purchasing trends. Sales in this product group were adversely impacted by unfavorable currency movements against the U.S. dollar by less than one percentage point in 2024.
Genomics / NGS involves our portfolio of universal solutions as well as the full QIAGEN Digital Insights (QDI) portfolio. Sales in this product group declined 2% to $233.6 million in 2024 and were adversely impacted by unfavorable currency movements against the U.S. dollar of one percentage point. Growth in the clinical portfolio was more than offset by a decline in the discovery portfolio as well as lower QDI sales which were adversely impacted by the ongoing transition to SaaS (software-as-a-service) subscription models, particularly in the pharmaceutical sector, from longer-term licensing agreements.
Net Sales

(in millions)
Geographic region	2024	2023	% change

Americas	$1,031.6	$1,020.1	+1%
Europe, Middle East and Africa	648.5	624.6	+4%
Asia Pacific, Japan and Rest of World	298.2	320.7	-7%
Net sales	$1,978.2	$1,965.3	+1%
The 1% increase in the Americas region in 2024 reflects the U.S. and improving demand for QuantiFERON, QIAstat-Dx and QIAcuity consumables.
Higher sales were also seen in Canada and Brazil compared to the year-ago period.
The Europe, Middle East and Africa (EMEA) region's overall sales rose
4% to $648.5 million in 2024. Among the top-performing countries in 2024 were Turkey, Belgium, South Africa, Italy and France.
The Asia Pacific, Japan and Rest of World region saw an overall sales decline in 2024, reflecting challenging macro trends in China over the prior year. Sales in this region were adversely impacted by two percentage points from unfavorable currency movements against the U.S. dollar.
Gross Profit

(in millions)	2024	2023	% change

Gross profit	$967.4	$1,233.7	-22%
Gross margin	48.9%	62.8%
The decline in gross margin in 2024 reflects higher costs stemming from total charges of $295.1 million which include $93.5 million of inventory write-offs and $133.7 million of intangible asset impairments recorded in connection with the 2024 efficiency program discussed in Note 6 "Exit Costs and Impairments."
Following the impairments of acquisition-related intangibles, these higher costs were partially offset by lower amortization expense which declined to $58.5 million in 2024 compared to $64.2 million in 2023.
Variations in sales levels between periods can lead to fluctuations in gross profit, as gross margin is affected by changes in the sales mix and performance of individual products. In 2024, gross margin benefited from a favorable sales mix, as sales of consumables and related products—which carry a higher gross margin than instrumentation products—increased by 2%. Additionally, the impact of the sales mix was also favorable within the instrumentation category, where net sales declined by 9%, mitigating the effect of lower-margin products.
Furthermore, gross profit was positively impacted by $4.8 million of favorable currency movements in cost of sales.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 27

Management Report
Operating Expenses

(in millions)	2024		2023
	Expenses	% of net sales	Expenses	% of net sales	% change

Sales and marketing	$450.9	22.8%	$459.9	23.4%	-2%
Research and development	193.5	9.8%	198.5	10.1%	-3%
General and administrative	113.4	5.7%	119.3	6.1%	-5%
Acquisition-related intangible amortization	9.6	0.5%	10.8	0.5%	-11%
Restructuring, acquisition, integration and other, net	102.2	5.2%	35.3	1.8%	+189%
Total operating expenses	$869.6	44.0%	$823.8	41.9%
Income from operations	$97.7	4.9%	$409.9	20.9%
Sales and Marketing
Sales and marketing expenses declined 2% to $450.9 million in 2024 and declined to 22.8% of sales from 23.4% in 2023. The overall decrease in sales and marketing expenses primarily reflects lower supply chain costs as well as a favorable currency impact of $3.1 million. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses.
The increased use of digital customer engagement continues to build on the new habits of customers and enhance customer engagement with a focus on greater efficiency and effectiveness.
Research and Development
Research and development expenses decreased 3% to $193.5 million in 2024 and decreased to 9.8% of sales from 10.1% in 2023. The decrease reflects the
June 2024 decision to discontinue the NeuMoDx system partially offset by $1.0 million of unfavorable currency exchange movements. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S.
FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
General and Administrative
General and administrative expenses declined 5% to $113.4 million in 2024 and declined to 5.7% of sales from 6.1% in 2023. These results reflect lower share-based compensation expense together with efficiency gains across many administrative functions partially offset by investments into our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cyber security measures. Results for 2024 include a favorable currency impact of $0.2 million. We expect future costs to increase due to higher licensing and information technology costs as well as increased cyber security costs.
Acquisition-Related Intangible Amortization
Amortization expense on acquisition-related intangibles within operating expense declined 11% to $9.6 million in 2024 from $10.8 million in 2023.
The decrease reflects the full amortization of certain previously acquired assets and lower amortization following impairments of the NeuMoDx related intangible assets after the June 2024 decision to discontinue the portfolio.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 28

Management Report
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
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net expenses increased to
$102.2 million in 2024, or 5.2% of sales, from $35.3 million, or 1.8% of sales, in 2023. Expenses incurred in 2024 included charges related to the
2024 efficiency program, as discussed further in Note 6 "Exit Costs and
Impairments," as well as integration costs related to our acquisition of Verogen,
Inc. in January 2023. Expenses incurred in 2023 included charges related to the 2022 restructuring program as well as costs related to the acquisition of
Verogen, Inc.
Other Income (Expense), net

(in millions)	2024	2023	% change

Interest income	$68.0	$79.0	-14%
Interest expense	(43.8)	(53.4)	-18%
Other expense, net	(0.7)	(5.7)	-87%
Total other income, net	$23.4	$19.9	+18%
Interest income includes interest earned on cash, cash equivalents and short-
term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The fluctuation in 2024 compared to the prior year was attributable to changing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, as discussed in Note 16 "Debt" in the accompanying notes to consolidated financial statements. The decrease in
2024 compared to 2023 is driven by the repayment of the Cash Convertible
Senior Notes (2024 Notes) that matured in November 2024 totaling $500.0 million and the repayment of two tranches of 2017 Schuldschein in June 2024 for $101.5 million, partially offset by the issuance of convertible notes in
September 2024 totaling $500.0 million. Interest expense was also lowered by capitalized interest associated with assets under construction.
For the year ended December 31, 2024, other expense, net was $0.7 million and was comprised of other expense totaling $6.9 million primarily from foreign currency transactions and impairments in equity method investments, partially offset by $6.2 million of other income, primarily from equity method investments.
For the year ended December 31, 2023, other expense, net was $5.7 million and included a loss of $5.8 million on foreign currency transactions and $4.2 million of impairments in non-marketable investments not accounted for under the equity method, partially offset by $4.2 million of income from equity method investments.
Income Tax Expense

(in millions)	2024	2023	% change

Income before income taxes	$121.1	$429.8	-72%
Income tax expense	37.5	88.5	-58%
Net income	$83.6	$341.3

Effective tax rate	31.0%	20.6%
In 2024, our effective tax rate was 31.0% compared to 20.6% in 2023. Our effective tax rate differs from the Netherlands' statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 29

Management Report
tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany.
These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. The Organization for Economic Co-
operation and Development (OECD) has implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The
Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Dubai (United Arab
Emirates) and Poland in 2024. See Note 17 "Income Taxes" to the
consolidated financial statements for a full reconciliation of the Netherlands'
statutory income tax rate to the effective tax rate.
In future periods, our effective tax rate may fluctuate due to similar or other factors as discussed in “Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations.” in
Risk Factors.
Legal Proceedings
As of December 31, 2024, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against
QIAGEN N.V. or our subsidiaries. While no assurances can be given regarding the outcome of any legal proceedings, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
For information on legal proceedings, see Note 20 "Commitments and
Contingencies" of the Notes to Consolidated Financial Statements.
Liquidity and Capital Resources
To date, we have funded our business through internally generated funds, debt, as well as private and public sales of equity. Our primary use of cash has been to strengthen our business operations, to fund the January 2024 capital repayment to shareholders and to repay debt, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	2024	2023

Cash and cash equivalents	$663.6	$668.1
Short-term investments	489.4	389.7
Total cash and cash equivalents and short-term investments	$1,153.0	$1,057.8

Working capital	$1,416.2	$1,068.3
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2024, cash and cash equivalents had decreased by $4.5 million from December 31, 2023, primarily as a result of cash used in financing activities of $422.9 million and cash used in investing activities of $249.2 million, partially offset by cash provided by operating activities of $673.6 million as discussed in the Cash Flow Summary below.

(in millions)	2024	2023

Net cash provided by operating activities	$673.6	$459.5
Net cash used in investing activities	(249.2)	(87.7)
Net cash used in financing activities	(422.9)	(433.8)
Effect of exchange rate changes on cash and cash equivalents	(6.0)	(0.6)
Net decrease in cash and cash equivalents	($4.5)	($62.6)

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 30

Management Report
Cash Flow Summary
Operating Activities
For the year ended December 31, 2024, we generated net cash from operating activities of $673.6 million compared to $459.5 million in 2023, due to lower working capital requirements and a strong focus on cash flow optimization. While net income was $83.6 million in 2024, non-cash components in income included $203.3 million of depreciation and amortization and $203.4 million non-cash impairments primarily recorded in connection with the program discussed in Note 6 "Exit Costs and Impairments,"
$43.6 million of share-based compensation and $18.4 million of amortization of debt discount and issuance costs. Cash flow impacts from operating assets and liabilities primarily reflect reduced working capital requirements including improved accounts receivable trends and reduced days in inventory. Given that we rely heavily on cash generated from our operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technology advances by competitors could have a negative impact on our liquidity.
Investing Activities
Approximately $249.2 million of cash was used in investing activities in 2024 compared to $87.7 million in 2023. Investing activities during 2024 consisted principally of $685.9 million for purchases of short-term investments, $167.2 million in cash paid for purchases of property and equipment and $4.1 million paid for intangible assets partially offset by $585.0 million from the redemption of short-term investments and $25.4 million received from our derivative counterparties to collateralize our derivative liabilities with them as discussed in
Note 14 "Derivatives and Hedging."
Cash used in investing activities during 2023 consisted principally of $1.0 billion for purchases of short-term investments, $149.7 million for purchases of property, plant and equipment, $149.5 million of net cash paid for the acquisition of Verogen, Inc., $13.1 million paid for intangible assets and
$66.6 million paid to our derivative counterparties to collateralize our derivative liabilities with them. This was partially offset by cash inflows of $1.3 billion from the redemption of short-term investments.
Financing Activities
For the year ended December 31, 2024, cash used in financing activities was
$422.9 million compared to $433.8 million in 2023. Financing activities during 2024 included $601.5 million for the repayment of long-term debt,
$292.1 million capital repayment made as part of a synthetic share repurchase discussed in Note 18 "Equity" and $34.2 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards partially offset by $494.2 million received from the issuance of convertible notes and $11.4 million received from our derivative counterparties to collateralize derivative assets that we hold with them.
In 2023, cash used in financing activities totaled $433.8 million and consisted of $400.0 million for the repayment of long-term debt, $17.7 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards and $16.3 million paid to our derivative counterparties to collateralize derivative assets that we hold with them.
Other Factors Affecting Liquidity and Capital Resources
As of December 31, 2024, we carry $1.4 billion of long-term debt, of which
$0.1 billion is current and $1.3 billion is long-term.
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases.
$280.1 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 2.8% to
217.7 million (of which 1.6 million are held in Treasury Shares) as of January
31, 2025.
In December 2024, we renewed the €400 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended twice by a

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 31

Management Report
one-year period. No amounts were utilized during 2024. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate margin is subject to our leverage ratio. We have additional credit lines totaling
€13.0 million with no expiration date. None of these credit lines were utilized in 2024.
In September 2024, we issued $500.0 million aggregate principal amount of
2.5% coupon Convertible Notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031 unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 7, 2024 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases.
$295.2 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3%.
In July and August 2022, we completed a German private placement bond
(2022 Schuldschein), which was issued in various tranches totaling €370.0 million ($371.5 million) due in various periods through 2035 as described more fully in Note 16 "Debt." All but one of the tranches have interest rates linked to our ESG performance. As of December 31, 2024, a total of $383.7 million is outstanding.
In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027 (2027 Notes). The 2027 Notes
will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."
In November 2018, we issued $500.0 million aggregate principal amount of
Cash Convertible Senior Notes due in 2024 (2024 Notes) which were due and repaid in November 2024.
In September 2017, we issued $400.0 million aggregate principal amount of
Cash Convertible Senior Notes due in 2023 (2023 Notes) which were due and repaid in September 2023.
In 2017, we completed a German private placement (2017 Schuldschein)
consisting of various tranches denominated in U.S. dollars or euros at either floating or fixed rates and due at various dates through June 2027. As of
December 31, 2024, a total of $15.1 million is outstanding.
We have lease obligations, including interest, in the aggregate amount of
$135.3 million, of which $27.1 million was current as of December 31, 2024.
We also have purchase obligations of $83.5 million and license commitments of $5.9 million. In connection with certain acquisitions that we have completed,
QIAGEN could be required to make additional contingent cash payments of up to $11.8 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in Note 12 "Leases"
and Note 20 "Commitments and Contingencies" in the consolidated financial statements.
Liabilities associated with uncertain tax positions, including interest and penalties, were estimated at $112.9 million as of December 31, 2024.
Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by the respective taxing authorities and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid.
We did not use special purpose entities and did not have any off-balance sheet financing arrangements during the years ended December 31, 2024, 2023 and 2022.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our share-based compensation plans, and that the market performance of our shares will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional debt or equity financing.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 32

Management Report
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
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant currency, with others including the British pound, Chinese yuan, Japanese yen, and Swiss franc. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S.
dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 33

Management Report
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
At December 31, 2024, we had $663.6 million in cash and cash equivalents as well as $489.4 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $5.3 million.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2024.
A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2024, we had $1.4 billion in long-term debt of which
$198.7 million is floating interest rate debt. A hypothetical adverse 10%
movement in market interest rates would not have materially impacted our financial statements as the increased interest expense would have been completely offset by increased interest income from our variable rate financial assets.
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
Credit risk is managed on a total Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered.
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
instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 34

Management Report
a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into all derivative agreements, with the exception of the Call Spread Overlay which expired in 2024, under master agreement which allow us to manage the exposure with the respective counterparty on a net basis. Most of these master agreements, include bilateral collateral agreements.
Commodities
We have exposure to price risk related to anticipated purchases of certain commodities used as raw materials in our business.
A change in commodity prices may alter the gross margin but, due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on earnings.
Policy on Dividend Distribution
Since our inception, we have not paid dividends on our Common Shares.
Credit Rating
We currently do not have a public rating issued by any credit rating agency.
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
our current estimate of the unrecognized tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which the new information is available.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 35

Management Report
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
Acquisitions
In line with our strategy, we enter into business combinations and must determine whether an acquired entity is considered to be a business or an asset or group of assets. A portion of the purchase price can only be allocated to goodwill in a business combination. Transaction costs are expensed in a business combination, yet capitalized in an asset acquisition. Contingent payments and in-process research and development costs are also handled differently. A set of assets is not a business if substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similar identifiable assets. In determining whether an acquired entity is considered to be a business or a set of assets, application of the "substantially all" threshold requires judgment.
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
Amortized Intangible Assets
We assess amortized intangible assets for impairment immediately upon an indicator of possible impairment. Intangibles are assessed for recoverability considering the contract life, where applicable, and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Due to the numerous variables associated with our judgments and assumptions, including assessments about alternative future use, and the effects of changes in circumstances affecting the valuation, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.
Fair Value Measurements
We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 36

Management Report
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
audited consolidated financial statements and notes thereto in this Annual
Report, containing a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 37

Management Report
Risks and Risk Management
Risk Management
Approach
Our risk management approach is built on four key principles:
(1)Active involvement of the Supervisory Board and senior management
(2)Comprehensive policies and procedures
(3)Robust risk monitoring, management and information systems
(4)Effective internal controls
Governance and Oversight
QIAGEN is managed by a Managing Board and an independent Supervisory
Board, both appointed by the Annual General Meeting of Shareholders. The
Managing Board oversees our risk management system, developing and implementing strategies, controls and mitigation measures to identify and manage both current and emerging risks. These risk management policies are embedded in our corporate governance framework, code of ethics and financial reporting controls. Dedicated functional experts continuously evaluate and address business risks.
Risk Classification and Assessment
We categorize risks into three main types:
•Base business risks – Specific to QIAGEN or our industry, threatening our existing business.
•Business growth risks – Specific to QIAGEN or our industry, impacting future growth opportunities.
•Underlying business risks – Broad risks affecting many public companies, not limited to our industry.
All risks are assessed based on their likelihood and potential financial impact on our ability to achieve business objectives. The goal is to identify risks that could materially threaten our success and to implement timely mitigation actions.
Monitoring and Reporting
We report risk assessments and updates regularly to the Audit Committee of the
Supervisory Board. Specific risks that are newly identified or have changed since the last assessment are reviewed each quarter. At least annually, the
Supervisory Board evaluates the Company’s corporate strategy, risk profile, and the effectiveness of our risk management and internal control systems.
Internal Controls and Compliance
Our corporate governance framework defines the roles of the Managing Board,
Supervisory Board and Audit Committee, as detailed under Corporate
Governance. We maintain internal controls to ensure the integrity of financial reporting, further described in Controls and Procedures.
Additionally, our Compliance Committee, composed of senior executives from multiple functions, oversees compliance with legal and regulatory requirements and ensures adherence to corporate policies, including our Code of Conduct and Ethics as described in the Corporate Governance section of this Annual
Report.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 38

Management Report

Risk Classification

Base Business Risk
•Competitive business threats
•Complexity of product portfolio
•Dependence on key customers for single product groups
•Dependence on individual production sites or suppliers
•Purchasing initiatives, price controls and changes to reimbursements
•Production risks, including contamination prevention and high-quality product assurance
•Defending against intellectual property infringements and maintain competitive advantage after expiration
•Cyber security threats

Business Growth Risk
•Challenges associated with entering new markets and navigating local regulatory landscapes
•Development and successful completion of key R&D projects and subsequent commercialization of new technologies and product adoption
•Adapting to disruptive innovations, emerging competitors and technological advancements
•Successful integration of acquisitions to achieve anticipated benefits
•Meeting evolving regulatory requirements
•Secure development of AI-driven bioinformatics platforms and cloud-based diagnostic solutions

Underlying Business Risk
•Financial risks, including global economic risks, inflationary pressures and exchange rate volatility against the U.S. dollar (our reporting currency)
•Geopolitical instability, trade restrictions, sanctions and potential supply chain disruptions
•Financial reporting risks, including multi-jurisdiction tax compliance
•Impairment events related to goodwill and intangible assets that could impact financial statements
•Cyber security, compliance and legal risks, including protecting against data breaches, fraud, cyber attacks and IT system vulnerabilities that could disrupt operations
•Compliance with anti-bribery, anti-corruption and fair competition laws across multiple jurisdictions

Risk Factors
The risks described below are grouped into main categories, with the risks within each category listed in the order of their expected significance. This ordering reflects our current assessment but does not imply that lower-listed risks cannot have a material adverse impact on our results of operations, liquidity, or capital resources.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 39

Management Report
Market & Growth Risks
Our ability to sustain growth relies on the timely development, introduction and market acceptance of innovative products.
The molecular research and testing markets are characterized by rapid technological advancements and frequent new product introductions. To remain competitive, we must continuously develop products that meet evolving customer needs and regulatory requirements. Delays in product development, regulatory approvals or market adoption could result in loss of market share that may be difficult to regain.
Several factors influence market acceptance of new products, including:
•Availability, quality and pricing compared to competitors;
•Timing of launch relative to alternative solutions;
•Perceived utility and published research citations;
•Regulatory approvals and compliance trends; and
•Industry shifts in life sciences, applied markets and molecular diagnostics.
We are making significant investments in intellectual property, software and manufacturing capacity to support new automation platforms, such as QIAstat-
Dx (syndromic testing) and QIAcuity (digital PCR). These platforms operate under a razor-razorblade model, where the success of instrument sales drives demand for consumable kits. The availability and regulatory approval of new test kits will enhance platform value, influencing adoption rates.
Advancements in artificial intelligence, including AI-driven bioinformatics platforms and cloud-based diagnostic solutions, may transform the competitive landscape of the life sciences and diagnostics industries. If we are unable to effectively integrate or respond to these emerging technologies, we may face challenges in maintaining our competitive position, which could adversely impact our growth prospects and financial performance.
Slower-than-expected adoption of new systems could negatively impact both instrument and consumables sales, affecting our growth, profitability and market position. Additionally, higher fixed costs associated with product development could put pressure on gross margins and operating income until new products gain sufficient market traction.
If we fail to keep pace with innovation, address market demands or successfully scale production, our business, financial condition and growth prospects could be materially impacted.
Failure to effectively manage growth, expand operations or integrate acquisitions could negatively impact our business and financial performance.
We have grown significantly in recent years, with total net sales increasing from $1.87 billion in 2020 to $1.98 billion in 2024. This growth has been driven by both organic expansion and strategic acquisitions, including
Verogen, Inc. (2023) and BLIRT S.A. (2022). We plan to continue acquiring businesses that align with our Sample to Insight strategy in molecular research and clinical testing. However, successful integration of acquisitions requires significant resources, coordination and expense.
Additionally, we are investing in expanding operations and upgrading facilities, which increases fixed costs and may temporarily reduce gross profit and operating income until capacity is fully utilized. Managing this growth places a strain on management, operational systems and financial controls, requiring ongoing resource allocation, employee expansion and leadership development.
Our future success depends on our ability to:
•Enhance R&D, product development, manufacturing and customer support;
•Optimize operational and financial control systems;
•Train and manage a growing workforce;
•Seamlessly integrate acquired businesses; and
•Address emerging challenges related to expansion.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 40

Management Report
There is no guarantee that we can successfully scale our operations, integrate future acquisitions or sustain profitable growth. Any failure to do so could materially impact our results of operations.
Acquisitions present new risks, and we may not realize the anticipated benefits of acquired technologies and businesses.
Over the past several years, we have acquired and integrated multiple companies, gaining access to new technologies, products and business opportunities that complement our internally developed portfolio. We expect to continue pursuing acquisitions to further expand our operations. However, acquisitions introduce operational and financial risks, including:
•Integration challenges, including assimilating new products, technologies, operations and personnel;
•Retention of key personnel and technical expertise essential to acquired businesses;
•Regulatory hurdles, including securing approvals and clearances for acquired products or technologies;
•Resource allocation risks, as acquisitions may divert focus from existing products and business strategies;
•Sales generation challenges, including market adoption and competitive positioning of acquired offerings;
•Standardization and compliance, including implementing uniform operational controls and cyber security measures;
•Relationship management, including maintaining customer, supplier and employee relationships;
•Financial risks, such as potential dilution from equity issuances, increased debt and contingent liabilities;
•Geopolitical uncertainties, including exposure to trade restrictions, regulatory changes and global economic instability;
•Impairment risks, including the amortization or write-down of acquired intangible assets; and
•Legal exposure, including patent litigation or other liabilities inherited from acquired entities.
Failure to successfully address these risks may delay or prevent us from realizing the anticipated benefits of acquisitions.
Our expansion into potential high-growth markets exposes us to economic, political and regulatory risks.
In markets emerging across the Middle East and Asia, we may face heightened risks compared to regions where we have an established presence. These risks include:
•Economic volatility, particularly in markets reliant on a limited range of industries;
•Weak legal systems, which may hinder contract enforcement and intellectual property protection;
•Government instability, policy changes and privatization efforts that could impact operations;
•Foreign exchange controls that may restrict the movement of funds; and
•Abrupt changes in customs and tax regulations, affecting product movement and financial performance.
Additionally, conducting business across multiple jurisdictions—such as moving products between countries or providing services from subsidiaries abroad—
increases exposure to regulatory shifts and compliance challenges. These factors could negatively impact our operations and financial results.
Increasing customer demands for cost reductions and purchasing efficiencies may restrict our pricing flexibility and affect our business.
Many customers are consolidating suppliers and negotiating bulk purchasing agreements to lower costs, often through large distributors that secure discounted pricing and direct purchasing control. To maintain access to these

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 41

Management Report
customers, we may be required to offer lower prices to distributors, reducing our margins.
Additionally, large customers, including the U.S. federal government, may seek special pricing arrangements, such as blanket purchase agreements, further limiting pricing flexibility.
For some customers, we have facilitated sales through distributors and value-
added partners at their request. If sales through intermediaries increase, our gross profit and overall financial performance could be adversely impacted.
Our ability to accurately forecast quarterly results is impacted by the timing of customer purchases, which are often concentrated in the final weeks or days of a quarter.
Many customers delay purchase decisions until late in the quarter as they assess budget availability and business needs. Additionally, revenue timing from companion diagnostic partnerships can be unpredictable, further complicating forecasts.
While we have historically relied on customer purchasing patterns to project sales, deviations due to market fluctuations, economic conditions or changing procurement trends can result in significant differences between projected and actual results.
Due to these factors, we may not have sufficient real-time visibility to adjust forecasts accurately. If sales fall short of expectations, the market price of our
Common Shares could be adversely affected.
Macroeconomic & Geopolitical Risks
Global economic uncertainty, rising interest rates, geopolitical conflicts, trade restrictions and U.S. tariffs on imported goods could adversely impact our business, financial condition and results of operations.
Our operations are subject to global economic volatility, including inflation, high energy costs and tightening monetary policies. Since 2022, central banks in the U.S., U.K. and Eurozone have raised interest rates significantly, increasing financing costs and limiting access to capital. This could affect our ability to refinance debt, invest in R&D or fund expansion initiatives.
Additionally, financial pressures on our customers may impact their purchasing decisions or delay payments, negatively affecting our cash flow.
As a company that primarily manufactures outside the U.S. and exports products into the U.S. market, we are exposed to trade policy risks, including tariffs and import restrictions. If the U.S. government imposes new tariffs, duties or trade barriers on life sciences products, raw materials or components imported from our manufacturing locations, our costs could increase and our pricing competitiveness in the U.S. market could be impacted. Retaliatory tariffs from other countries could further disrupt supply chains or limit market access for our products. These risks may necessitate supplier diversification, production adjustments or changes in our U.S. pricing strategy, all of which could increase operational complexity and costs.
Geopolitical conflicts, such as the wars in Ukraine and the Middle East, have heightened supply chain disruptions and increased energy and material costs.
Trade restrictions and export controls, as seen during the Russia-Ukraine war, could further restrict the flow of goods and impact our ability to source critical materials.
A reduction in U.S. government funding or automatic budget cuts
(sequestration) could also delay or reduce spending by key customers, including universities, government laboratories and private foundations that rely on grants from agencies such as the U.S. National Institutes of Health (NIH).
Uncertainty around federal budget allocations may further reduce demand for our products.
A prolonged economic downturn or trade restrictions could result in:
•Higher import costs due to U.S. tariffs, reducing profit margins on U.S. sales;
•Increased operational costs to shift supply chains or modifying manufacturing locations in response to trade restrictions;
•Reduced investments in U.S. healthcare infrastructure and life sciences research, impacting demand;

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 42

Management Report
•More aggressive cost-containment efforts by U.S. government and private healthcare payors;
•Severely limited access to financing, impacting growth, capital expenditures and acquisitions;
•Foreign currency volatility, affecting pricing and revenue forecasts; and
•Retaliatory tariffs or trade restrictions from the EU, China or other trading partners, increasing costs or limiting access to key markets.
If we are unable to mitigate these risks, our business performance, profitability and market presence in the U.S. could be materially affected.
Our global operations are exposed to government actions, economic instability, public health crises, geopolitical conflicts, natural disasters and other force majeure events that may disrupt our supply chain, customers or business operations.
We manufacture primarily in Germany, the U.S., Spain and China and sell through subsidiaries and distributors in over 60 countries. While we have assessed climate change risks at key production and logistics sites, no material threats have been identified. However, unforeseen events—such as the
COVID-19 pandemic, extreme weather, cyberattacks or geopolitical instability
—could damage facilities, disrupt supply chains, increase costs and impact production and sales.
Disruptions affecting our suppliers could reduce manufacturing output, leading to delayed or lost sales. Many of our products are manufactured at single locations, making it difficult to quickly shift production if operations are halted.
While we may ship from alternative sites, customer facility closures or impaired logistics infrastructure could further hinder deliveries, negatively impacting sales, profitability and cash flow.
Geopolitical risks, including the Russia-Ukraine war, Middle East conflicts and escalating U.S.-China trade tensions, could result in trade restrictions, export controls, tariffs or sanctions, increasing costs and limiting market access.
Additionally, cyber security threats targeting critical infrastructure pose risks to our operations.
While we maintain insurance coverage for property damage and business interruptions, it may not fully cover all potential losses or remain available on favorable terms. Additionally, recovery costs following a disruption could further reduce profitability and impact financial results.
Geopolitical conflicts, terrorist attacks and international instability could disrupt global markets, supply chains and our operations.
Wars, terrorist attacks and regional conflicts can destabilize economies, disrupt supply chains and drive up energy and raw material costs. The Russia-Ukraine war, ongoing since February 2022, has led to sanctions, trade restrictions and heightened regional uncertainty. Any expansion of the conflict could further impact our European operations and increase costs.
In October 2023, the Israel-Hamas war escalated tensions in the Middle East, creating regional instability and market uncertainty. Although QIAGEN has no direct operations in either country, the conflict remains ongoing and its long-
term economic and regional geopolitical effects are unpredictable.
Such conflicts, along with future geopolitical crises, could disrupt financial markets, weaken supply chains and increase political and social instability.
These risks may also amplify the impact of other uncertainties outlined in this
Annual Report, further affecting our business, operations and financial performance.
Our global operations expose us to risks related to economic instability, regulatory changes, supply chain disruptions, exchange rate fluctuations and evolving environmental, social and governance (ESG) expectations, including diversity, equity and inclusion (DEI) regulations.
We operate in multiple countries with manufacturing facilities in Germany,
China, Spain and the U.S., a diverse global supply chain, and sales subsidiaries worldwide. Managing international operations requires coordination across jurisdictions and time zones, increasing operational complexity and resource demands. We have heavily invested in integrated information systems, including a multi-year transition to SAP S/4HANA, to streamline operations. Any disruptions, data loss or system failures could negatively impact our business and financial results.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 43

Management Report
Our international footprint subjects us to macroeconomic and geopolitical risks, including economic downturns, trade restrictions, tariffs and evolving regulatory frameworks. Import/export licensing requirements, currency controls, shifting tax policies and environmental regulations could increase costs and disrupt supply chains. Additionally, longer payment cycles in certain regions and compliance with complex local regulations could affect cash flow and financial performance.
As a global business, we conduct transactions in multiple currencies, with the
U.S. dollar as our reporting currency. Exchange rate fluctuations impact revenues, costs and profitability, leading to foreign currency transaction gains and losses. Certain regions face heightened currency instability; for example, as of April 1, 2022, our Türkiye subsidiary's results are reported under highly inflationary accounting due to cumulative inflation exceeding 100% over three years. While we use foreign exchange hedging to mitigate currency risks, we cannot fully eliminate the impact of exchange rate volatility on our financial results.
Expanding ESG reporting requirements globally and uncertain U.S. DEI policies present regulatory and financial challenges. Failure to meet evolving investor, regulatory or stakeholder expectations could result in reputational damage, business loss and talent retention challenges. Compliance may require additional investments, impacting profitability. Ineffective management of these risks could negatively affect our business, financial performance and global market position.
Operational & Supply Chain Risks
We rely on secure communication and information systems and are subject to evolving privacy and data security laws. Any disruption, breach or failure could adversely affect our business, financial condition and reputation.
We depend on secure information systems to conduct business, storing intellectual property, proprietary business data and personally identifiable information (PII) of customers, employees and business partners in our data centers, networks and cloud-based systems. Despite significant investments in cyber security awareness, modernized tools and ongoing updates to security processes, we cannot eliminate the risk of cyber threats.
We occasionally experience minor cyber security incidents, with phishing attacks posing a growing threat to customers and employees. Unauthorized access to our systems could result in data theft, intellectual property loss, financial fraud or operational disruptions. Cyber risks include hacker intrusions, ransomware, malware, software failures and cyber terrorism, with an increased threat from state-sponsored cyberattacks due to ongoing geopolitical tensions, such as the Russia-Ukraine war. Russian ransomware groups, for example, have threatened critical infrastructure and organizations involved in retaliatory actions against Russia, increasing the risk of cyber incidents. A significant security breach could lead to business disruptions, regulatory penalties, reputational damage and legal liability.
Additionally, we are subject to complex and rapidly evolving data privacy laws across multiple jurisdictions. These include:
•U.S. state privacy laws, such as the California Consumer Privacy Act (CCPA)
and similar laws in Virginia and Colorado, that impose data processing, consumer rights and breach notification requirements;
•European privacy regulations, such as the General Data Protection
Regulation (GDPR), which restrict data transfers and mandate strict security measures; and
•Potential new regulations, including comprehensive federal data privacy legislation in the U.S. and additional international privacy laws, which could further complicate compliance.
As privacy laws evolve, we may face new compliance obligations, higher operational costs and restrictions on data transfers. Failure to comply with these laws could result in regulatory fines, lawsuits and reputational harm, negatively impacting our business operations and strategic growth plans.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 44

Management Report
Our business relies on a complex global supply chain, and disruptions in material availability, rising costs or shipping delays could adversely impact our operations and financial results.
We source raw materials, instrumentation and chemicals from multiple suppliers, but certain key components are available only from single-source vendors. If these suppliers face delays, shortages, regulatory restrictions or disruptions, we may be unable to procure materials in a timely manner or at required quality levels, potentially affecting our ability to manufacture and deliver products.
The supply chain environment remains challenging but has shown improvement following extreme volatility in 2021–2022. While material availability stabilized in 2023, ongoing pressures from inflation, energy costs, geopolitical instability and trade restrictions continue to affect pricing and logistics. Key industry concerns in 2024 included increased raw material costs, semiconductor shortages affecting instrumentation, shifting trade policies and regional supply chain constraints. Many companies, including ours, are implementing alternative sourcing strategies, regionalized manufacturing and risk mitigation efforts to adapt.
We also rely on air cargo carriers and expedited logistics services to ensure timely delivery of consumables and instrument kits, as many of our customers maintain limited inventory and require rapid replenishment. Additionally, some of our products require specialized cold storage and transportation, making reliable logistics even more critical. If shipping services are suspended, delayed or disrupted and alternative providers cannot meet our needs, customers may be forced to halt operations, negatively impacting our customer relationships, sales and financial performance.
If supply chain disruptions persist, including material shortages, rising costs, transportation delays or geopolitical trade restrictions, our business, operations and financial results could be materially impacted.
Increasing global supply chain regulations, including reporting and due diligence requirements, could increase compliance costs, disrupt sourcing strategies and impact our operations.
As a global company with primary manufacturing operations in Germany and significant sales in the U.S., we are subject to an expanding number of supply chain-related regulations that impose stricter compliance and reporting obligations. These include:
•The German Supply Chain Act (LkSG), which mandates due diligence on human rights and environmental risks within supply chains;
•U.S. Conflict Minerals Reporting (Dodd-Frank Act Section 1502), requiring disclosure of the use of certain minerals sourced from conflict-affected regions; and
•Similar emerging regulations in the European Union and other jurisdictions, including proposals under the EU Corporate Sustainability Due Diligence
Directive (CSDDD).
These regulations require us to assess, document and report on supplier practices, increasing administrative burdens, compliance costs and operational complexity. Ensuring full transparency and regulatory compliance across a global supplier base is challenging, particularly for single-source suppliers or vendors operating in high-risk regions. If we fail to meet these evolving regulatory requirements, we may face fines, legal action, restrictions on market access or reputational damage.
Additionally, heightened regulatory scrutiny may limit sourcing options, increase raw material costs and require supplier requalification or alternative sourcing strategies, potentially delaying production and affecting profitability.
Compliance with environmental, social and governance (ESG) standards is also increasingly a factor in customer and investor decision-making, and failure to align with these expectations could impact our business relationships and competitive position.
As supply chain regulations continue to expand, our business operations, supplier relationships and financial performance could be materially impacted

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 45

Management Report
if compliance costs rise, sourcing becomes restricted or regulatory enforcement actions are imposed.
Talent acquisition and retention are critical to our success.
Our success depends on our ability to attract, retain and develop highly skilled personnel, particularly in scientific research, management, manufacturing, digitization, sales and marketing. While we have not faced significant challenges in hiring or retaining talent, competition for experienced scientists, managers and industry specialists remains high across the pharmaceutical, biotechnology and research sectors.
As we continue to expand, we will require additional employees and leadership development to support growth in R&D, manufacturing and commercial operations. Failure to recruit, retain or develop key talent could hinder our ability to innovate, scale operations and execute strategic initiatives, potentially having a material adverse impact on our results of operations.
Risks Related to Artificial Intelligence (AI) Adoption and Compliance
The integration of Artificial Intelligence (AI) in our operations and products presents regulatory, cyber security, liability and competitive risks that could adversely affect our business, financial condition and results of operations.
We are increasingly leveraging Artificial Intelligence (AI) and machine learning
(ML) technologies in our products, services and internal operations, including in bioinformatics, molecular diagnostics, clinical decision support, automation and supply chain optimization. The deployment of AI presents several regulatory, legal, cyber security and ethical risks that could materially and adversely impact our business.
Regulatory authorities, including the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and other global agencies, are evolving their oversight of AI-driven medical and diagnostic technologies. The lack of clear or harmonized regulations across jurisdictions could result in delays in product approvals, increased compliance costs or the need for additional clinical validation of AI-based products. If regulators impose new AI transparency, validation or algorithm explainability requirements, we may be required to modify or revalidate our AI-based solutions, which could increase costs and delay time-to-market.
AI technologies rely on large datasets, including genomic, clinical and patient data, making them susceptible to privacy, security and compliance risks under regulations such as the General Data Protection Regulation (GDPR), the U.S.
Health Insurance Portability and Accountability Act (HIPAA) and China’s Data
Security Law. A breach, misuse or misinterpretation of AI-generated results could lead to regulatory penalties, litigation and reputational harm.
Additionally, the risk of cyber security threats, including AI-driven cyberattacks, data poisoning or adversarial manipulation, could compromise the integrity of our AI models and the security of our systems.
AI algorithms can also exhibit bias, errors or inaccuracies if not properly trained or validated. If our AI-based diagnostics or research tools generate false positives, false negatives or unreliable results, this could expose us to liability claims, regulatory scrutiny or loss of customer confidence. AI-based products may also face challenges in intellectual property protection, as evolving laws and patent eligibility criteria for AI-generated inventions may impact our ability to protect proprietary AI models.
Furthermore, we rely on third-party AI providers and cloud computing infrastructure for certain AI applications. Any failure, breach or misalignment in
AI development partnerships could lead to disruptions in our operations or loss of competitive advantage. Additionally, the rapid evolution of AI in healthcare and life sciences could increase competition from technology firms, startups and established industry players, potentially impacting our market position.
If we fail to effectively manage these AI-related risks, including regulatory compliance, data security, algorithmic transparency and liability concerns, our ability to develop and commercialize AI-driven solutions could be limited, which may have a material adverse effect on our business, financial condition and results of operations.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 46

Management Report
Regulatory & Legal Risks
Obtaining regulatory approval and complying with evolving regulations is costly and time-consuming, potentially affecting our ability to commercialize products and generate sales.
We operate in a highly regulated industry, with oversight from agencies such as the FDA (U.S.), EMA (EU), National Medical Products Administration
(NMPA) in China and the Pharmaceuticals and Medical Devices Agency
(PMDA) in Japan. Regulatory frameworks are frequently updated, and compliance requires substantial investment in product development, clinical trials and ongoing monitoring.
Changes in existing regulations or new requirements could:
•Delay or prevent approval of new products, affecting market entry;
•Increase compliance costs for manufacturing, labeling, storage and promotion; and
•Restrict the sale of approved or cleared products, limiting revenue potential.
Several of our key products and programs are classified as medical devices, subject to stringent pre- and post-market regulations. Compliance failures may lead to FDA enforcement actions, including:
•Fines, injunctions, or recalls;
•Denial or withdrawal of approvals; and/or
•Production restrictions or facility shutdowns.
Additionally, some of our products are sold in the U.S. for research use only
(RUO) and labeled accordingly. If the FDA reclassifies an RUO product as requiring regulatory clearance, we may have to halt sales until approval is obtained.
With increasing global scrutiny, particularly in areas such as gene editing, genomic research and in vitro diagnostics (IVD), regulatory hurdles may intensify. Failure to meet evolving requirements could significantly impact our business, operations and growth prospects.
We may be subject to costly patent litigation, intellectual property disputes or licensing requirements that could impact our operations and financial performance.
The biotechnology and life sciences industries are highly litigious regarding patents and intellectual property rights, particularly as competitors develop technologies based on common platforms. We are aware that third parties hold patents related to sample and assay technologies, some of which are closely related to those we use.
From time to time, we receive inquiries regarding potential patent infringement.
While we actively monitor developments and believe our technologies do not infringe third-party rights, there is no guarantee that we will not face legal challenges. If a dispute arises, we may be required to:
•Modify or discontinue certain products or processes;
•Obtain costly licenses, which may not be available on favorable terms or at all; or
•Engage in lengthy and expensive litigation to defend against infringement claims or enforce our own patents.
Additionally, proceedings before regulatory bodies such as the U.S. Patent and
Trademark Office or the International Trade Commission may be necessary to determine the validity or scope of patents. Unfavorable rulings or settlement obligations could negatively impact our business, financial condition and competitive position.
Intellectual property litigation can be costly and time-consuming, diverting management resources and potentially leading to significant financial liabilities.
Any adverse outcomes could materially affect our results of operations and market position.
Unethical behavior and non-compliance with laws by our sales representatives, consultants, commercial partners, distributors or employees could seriously harm our business.
Our operations include doing business in countries with a history of corruption and involve transactions with foreign governments. These factors may increase

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 47

Management Report
the risks associated with our international activities. We are subject to the U.S.
Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to these types of practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control.
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
Financial Risks
Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations.
Our effective tax rate benefits from partially tax-exempt income through inter-
company operating and financing structures as well as regional tax rate variations across our global operations. The statutory corporate tax rate in the
Netherlands is 25.8%, but income or losses in other jurisdictions may be taxed at higher or lower rates.
Recent global tax reforms, including the OECD’s Pillar Two framework, introduce a 15% global minimum tax that could significantly impact multinational businesses, including QIAGEN. The Netherlands has formally enacted Pillar Two legislation, with certain provisions effective January 1, 2024 and others effective as of January 1, 2025. However, ongoing discussions among the OECD and participating countries continue to shape its implementation, creating uncertainty regarding administrative rules and compliance requirements.
In addition to OECD-driven changes, shifts in U.S. tax policy due to political uncertainty could lead to corporate tax rate adjustments, changes in transfer pricing regulations and limitations on deductions for interest and foreign-related expenses. These changes could increase our tax burden, affect our cash tax payments and limit our ability to repurchase Common Shares without incurring adverse tax consequences.
Furthermore, tax authorities or regulatory bodies, such as the European
Commission, may challenge our tax positions, transfer pricing arrangements or tax credit eligibility, potentially resulting in additional tax liabilities. These developments could materially impact our financial results, cash flow and ability to accurately forecast tax-related expenses.
Our debt obligations may impact our financial condition and flexibility.
We carry significant debt with service obligations and restrictive covenants that may limit our financial flexibility. High indebtedness increases the risk of default, restricts our ability to borrow additional funds and could impact our ability to generate sufficient cash flow to meet interest payments and debt covenants. If we are unable to secure working capital, new financing or equity funding, we may need to delay or reduce R&D investments.
Our debt levels could:
•Limit our ability to make required debt payments;
•Restrict access to financing for operations, capital expenditures or debt service;
•Reduce flexibility in responding to industry changes; and/or
•Increase vulnerability to economic downturns.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 48

Management Report
Managing our debt effectively is critical to maintaining financial stability and business continuity.
Our business may require substantial additional capital, which may not be available on acceptable terms, or at all.
Future capital needs will depend on factors such as:
•Marketing, sales and customer support expenses;
•R&D investments;
•Facility expansion;
•Acquisitions of technologies, products or businesses;
•Product demand and operational costs;
•Debt repayment or refinancing; and
•Hedging activities and tax obligations.
We expect to meet short-term capital needs through cash flow from operations and cash on hand. As of December 31, 2024, we had $1.4 billion in long-
term debt, with $53.5 million due within one year, and may choose to refinance these obligations.
If our existing resources become insufficient, we may need to raise funds through public or private debt or equity financing. However, funding may not be available on favorable terms, potentially requiring us to reduce or delay
R&D, production, marketing, capital expenditures or acquisitions, negatively impacting our business. Additionally, issuing equity or convertible securities could result in shareholder dilution.
An impairment of goodwill and intangible assets could reduce our earnings.
At December 31, 2024, our consolidated balance sheet included $2.4 billion of goodwill and $303.8 million of intangible assets. Goodwill arises when the purchase price of an acquisition exceeds the fair value of net assets, while intangible assets represent finite-lived assets such as patents or trademarks.
Under U.S. GAAP, we must test goodwill for impairment annually or when events indicate potential impairment. Intangible assets are reviewed for impairment when changes in circumstances suggest their carrying value may not be recoverable. These reviews are often conducted at an asset group level, which for goodwill currently applies to the entire company.
If impairment is identified, we must immediately record a charge to earnings, which could adversely impact our financial results.
Our strategic equity investments may result in losses.
We make strategic investments in businesses as opportunities arise, but these investments may result in losses. We periodically evaluate their carrying value based on factors such as recent stock transactions, financial statements and market conditions. However, valuation fluctuations—driven by factors beyond our control—may impact our financial results.
Assessing the fair value of non-marketable life science investments is inherently subjective, and if actual outcomes differ from assumptions, we may be required to write down investments, leading to potential charges against earnings. There is no guarantee that these investments will yield long-term benefits.
Product and Competitive Risks
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may negatively impact our ability to grow revenues in the healthcare market or our profitability.
Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and health organizations could significantly impact our results. Third-party payors often hesitate to cover new technologies or novel diagnostic tests and are increasingly limiting reimbursement coverage or pressuring suppliers to reduce prices.
Each payor makes individual reimbursement decisions, requiring scientific and clinical data to justify a test’s clinical benefits. This time-consuming and costly process can delay market adoption, and there is no guarantee of approval.
Inconsistent or inadequate reimbursement may force us to lower prices or limit sales, negatively affecting our financial performance.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 49

Management Report
Additionally, many of our customers rely on government and private insurers to support their products' marketability. Governments and third-party payors are focused on controlling healthcare costs and reducing medical product prices.
Uncertainty around U.S. healthcare policy, including the Affordable Care Act
(ACA) and potential reimbursement changes, may delay customer purchasing decisions, affecting our sales.
Under the Protecting Access to Medicare Act (PAMA) of 2014, Medicare
reimbursement rates for certain diagnostic tests are based on weighted median private payor rates, leading to lower reimbursement levels across molecular pathology and other diagnostic tests. If reimbursement remains inadequate, our business and financial results could suffer.
Reduction in R&D budgets and government funding may result in reduced sales.
Our customers include pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Demand for our products is influenced by fluctuations in research and development (R&D)
budgets, which can be impacted by funding availability, industry mergers, shifting spending priorities and institutional policies. Any significant reduction in life sciences R&D spending could adversely affect our financial performance.
The pharmaceutical and biotechnology industries have undergone significant restructuring and consolidation in recent years. Further mergers may result in customer loss, reducing demand for our products and negatively impacting our results.
We also sell to universities, government laboratories and private foundations, many of which rely on government grants, particularly from agencies like the
U.S. National Institutes of Health (NIH), the largest source of life sciences funding in the country. While research funding has increased in recent years, future levels remain uncertain due to federal and state budget constraints.
Government funding decisions, which are subject to unpredictable political processes, can cause purchasing delays and impact our sales.
Efforts to reduce budget deficits have previously included cuts to NIH and other global research agencies. A reduction in government funding for life sciences research could significantly impact our business and results of operations.
Competition could reduce our sales.
The markets for our products are highly competitive. Many competitors have greater financial, operational, sales, marketing and R&D resources. They may develop new technologies that compete with or render our products obsolete and could gain regulatory approval from agencies such as the U.S. Food and
Drug Administration (FDA) and international regulators. Competitors offering superior technology, cost-effective solutions or faster regulatory approval could adversely impact our sales and operations.
Our business growth depends on converting users from competing products to our sample and assay technologies. However, switching suppliers can be time-
consuming and costly, as customers must integrate new products into their workflows. If we fail to be first to market with innovative solutions, our competitive position and sales may suffer.
Additionally, in commercial clinical diagnostics, we often compete with laboratory-developed tests (LDTs) created by our customers. Converting users from LDTs to our commercial assays remains a challenge, which may impact our market adoption and revenue.
We rely on collaborative commercial relationships to develop and/or market some of our products.
Our long-term strategy includes forming strategic alliances and marketing arrangements with academic, corporate and other partners for developing, commercializing and distributing our products. We may face challenges in negotiating these collaborations and maintaining them, and partners might develop competing products.
Our Precision Diagnostics business collaborates with pharmaceutical and biotech companies to co-develop companion diagnostics for their drugs. The success of these programs depends on our partners' commitment, clinical trial outcomes and regulatory approvals. Sales of companion diagnostics are closely tied to the commercial success of the related drugs.
Marketing QIAGEN products often relies on joint ventures or distributorships, especially in emerging markets where we partner with local companies. The

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 50

Management Report
success of these partnerships impacts our sales and profitability in these regions.
Real or perceived defects in or misuse of our products could adversely affect our results of operations, growth prospects and reputation.
We market our products in over 130 countries, directly or through partners.
Due to our extensive operations, tracking end-user usage can be challenging.
Misuse or perceived misuse of our products could harm our reputation and customer trust, impacting market acceptance.
Our customers, particularly in law enforcement and government, use our products for critical applications like forensic testing and human identification.
They have low tolerance for defects, which could interfere with justice administration and damage forensic evidence. Defects or misuse, real or perceived, could lead to lost sales, increased service and replacement costs, reputational damage, customer loss, liability for damages and resource diversion, adversely affecting our business.
If our products are used unethically or unlawfully, it could harm our reputation and operations. We strive to ensure ethical and lawful use but cannot guarantee against misuse claims. Allegations of misuse, even if unfounded, could damage our reputation.
Our brand and reputation are crucial for business success. Maintaining them depends on delivering high-quality products and services. Negative reviews or publicity, especially in media, could harm our reputation and sales, adversely affecting our business and financial results.
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31,
2024, we owned 282 issued patents in the United States, 229 issued patents in Germany and 1,615 issued patents in other major industrialized countries. In addition, as of December 31, 2024, we had 346 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.
The patent positions of technology-based companies involve complex and uncertain legal and factual questions, with laws on patent coverage and enforceability subject to change. U.S. patent applications remain secret until issued, and scientific or patent literature publications lag behind discoveries.
Thus, there is no guarantee that patents will be granted from our applications or, if granted, that they will be broad enough to protect our technology. Issued patents may be challenged, invalidated or circumvented, potentially diminishing our competitive advantage and revenue as patents expire and competitors develop similar products.
Some products use third-party licensed patents and technologies, which provide competitive advantages but impose commercialization and sublicensing obligations. Non-compliance could convert exclusive licenses to non-exclusive or terminate them, leading to a loss of competitive edge and revenue.
We also protect trade secrets and proprietary know-how through confidentiality agreements with employees and consultants. However, these agreements may not offer meaningful protection or adequate remedies for unauthorized use or disclosure, and trade secrets could become known or independently developed by competitors.
Collaborations with academic researchers and institutions may result in third parties acquiring rights to inventions developed during these partnerships.
Our business exposes us to potential product liability.
Our product marketing and sales involve potential product liability risks.
Although we currently face no significant claims, future claims are possible.
Additionally, our products might be used unethically or illegally, leading to litigation risks. We have limited product liability insurance, but its adequacy and affordability are uncertain.
We must comply with various laws and regulations, including those for handling hazardous substances. Accidental contamination or injury risks exist, and we could be liable for resulting damages, which could significantly impact
us.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 51

Management Report
Stock and Shareholder Risks
Fluctuations in operating results may impact the market price of our Common
Shares.
Our operating results can vary significantly from quarter to quarter and year to year, influenced by multiple factors, including:
•Demand for our products and customer purchasing cycles;
•Timing of research budgets and commercialization efforts;
•Government funding allocations affecting customer spending;
•Regulatory approvals and research & development activities;
•Sales and marketing expenses, as well as exit activities;
•New product launches by us or competitors;
•Competitive market conditions and macroeconomic trends; and
•Exchange rate fluctuations affecting international revenue.
We set expense levels based on anticipated sales trends, but actual sales and earnings may deviate from expectations, leading to variability in financial performance. As a result, our quarterly and annual results may not be indicative of future performance. If our results fail to meet or exceed analyst or investor expectations, the market price of our Common Shares could decline.
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares has been highly volatile since our initial public offering in September 1996. Our shares have been listed on the
New York Stock Exchange (NYSE) since January 10, 2018, after previously trading on NASDAQ. Over the past two years, our stock price has ranged from
$51.18 to $34.74 and from €48.36 to €32.74 on the Frankfurt Stock
Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:
•New product launches or technological advancements by us or competitors;
•Changes in collaborations or partnerships;
•Quarterly financial performance and comparisons with peer companies;
•Regulatory, tax or patent law changes;
•Developments in intellectual property rights;
•Government funding for life sciences research;
•General market trends in diagnostics, pharmaceuticals and biotechnology;
and
•Foreign exchange rate fluctuations.
The stock market has experienced extreme price and volume fluctuations, particularly affecting technology-based companies, often unrelated to their operating performance. These broad market swings may negatively impact the price of our Common Shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
The future sale or issuance of a large number of our Common Shares could negatively impact their market price. Dutch law allows a company to issue shares up to its authorized share capital as specified in its Articles of
Association. Our authorized share capital is EUR 9.00 million, divided into
410.0 million common shares, 40.0 million financing preference shares and
450.0 million preference shares, each with a EUR 0.01 par value. As of
December 31, 2024, approximately 222.3 million Common Shares were outstanding, with an additional 12.9 million reserved under stock plans, including shares subject to outstanding awards. Furthermore, up to 18.7 million shares may be issued upon conversion of debt. Most of our outstanding
Common Shares can be sold without restriction, except those held by affiliates, which have resale limitations.
Shareholders who are U.S. residents could be subject to unfavorable tax treatment.
We may be classified as a "passive foreign investment company" (PFIC) for
U.S. federal income tax purposes if certain tests are met, potentially reducing the after-tax return and value of our Common Shares. A PFIC determination

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 52

Management Report
involves either 75% or more of our gross income being passive or 50% of our assets producing passive income.
Based on our 2024 income, assets and activities, we do not believe we were a
PFIC and do not expect to be one in the future. However, there is no guarantee that the IRS will not challenge this position or that we will not become a PFIC later.
Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.
Our Articles of Association require a two-thirds shareholder vote, representing over 50% of issued share capital, to suspend or dismiss Managing and
Supervisory Directors against their wishes. If proposed by the joint Supervisory and Managing Boards, a simple majority is sufficient. Shareholders may also overrule Board nominations with the same two-thirds vote and share capital threshold. To prevent hostile takeovers, our Supervisory Board can issue
Preference Shares if a third party acquires 20% or more of share capital or is deemed an "adverse person." This may discourage bids or lead to negotiations for better terms.
In 2004, we granted Stichting Preferente Aandelen QIAGEN the option to acquire Preference Shares equal to all outstanding Common Shares minus one to block or delay an unfavorable change of control. The Foundation must act in our and stakeholders' interests when exercising this option. Restrictions include:
•The requirement of a public offer announcement; and
•A two-year holding period, during which voting rights must remain below
30% before the period ends.
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
Factors that could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors above.
As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 53

Corporate Governance
Governance Structure
We understand the significance of clear and transparent corporate governance rules and have aligned our internal organization and processes with these principles where appropriate. This section provides an overview of our corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code 2022 (published at
www.mccg.nl) (the Dutch Code). The Dutch Code is applicable to QIAGEN
N.V. (in the following, also referred to as QIAGEN or the Company) as a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.
QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. We have a two-tier board structure under which QIAGEN is managed by a Managing Board that consists of executive management and acts under the supervision of an independent Supervisory Board (non-executives).
It is in the interest of QIAGEN and all of our stakeholders, including shareholders, that each board performs its functions appropriately with a clear division of responsibilities, inclusive of interactions with the General Meeting of
Shareholders (General Meeting) and the external auditor, to operate in a well-
functioning system of checks and balances.
The Supervisory Board follows the principle of increasing stakeholder value and has always pursued the highest standards in corporate governance.
QIAGEN is committed to ensuring a corporate governance structure that best suits its business and stakeholders and that complies with relevant rules and regulations. Our corporate governance practices are generally derived from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code,
although there are some minor deviations due to factors such as legal requirements imposed by other jurisdictions in which QIAGEN's Shares are listed as well as due to industry standards. A brief summary of the principal differences is presented in the section Dutch Corporate Governance Code -
Comply or Explain.
Requirements – U.S.
Our Shares are registered and traded in the United States on the New York
Stock Exchange (NYSE). Consequently, we must comply with requirements of
U.S. legislation, such as the Sarbanes-Oxley Act of 2002, as well as other regulations enacted under U.S. securities law. In addition, we are subject to the
NYSE listing standards that are applicable to "foreign private issuers" such as
QIAGEN. A brief summary of the principal differences is presented under the section NYSE Exemptions.
Requirements – EU and Germany
Our Global Shares are also listed in Germany on the Frankfurt Stock Exchange in the Prime Standard segment, where QIAGEN is a member of the DAX Index of the 40 largest blue-chip stocks in Germany. QIAGEN is also a member of the TecDAX Index composed of the country’s leading technology companies.
Accordingly, we are required to follow the applicable European regulations and German capital market laws, in particular the EU Market Abuse Regulation
No 596/2014 and the German Securities Trading Act
(Wertpapierhandelsgesetz).
We believe all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German and U.S. capital market laws.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 54

Corporate Governance
QIAGEN operates under a two-tier corporate structure

General Meeting

•Each share carries one vote
•Decisions on key topics (e.g., authorizations to Supervisory Board to issue shares and repurchase shares, adoption of the remuneration policies for the Managing Board and Supervisory Board and the appointment of independent auditors)

	Reports to	Elects and ratifies		Reports to	Elects and ratifies

	Managing Board		Close cooperation for the benefit of the company	Supervisory Board

Executive Committee
	•Top management body of QIAGEN N.V. •Decisions on issues of business policy and corporate strategy as well as annual and multi-year plans			•Four committees –Audit –Compensation & Human Resources –Nomination & Governance –Science & Technology

•Comprised of experienced leaders
across the Company allowing for
functions, businesses and markets to
be represented at the highest level
•The Managing Board is accountable
for the actions and decisions by the
Executive Committee

Informs and reports to

Advises, oversees, approves

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 55

Corporate Governance
Managing Board
General
The Managing Board is responsible for the continuity of QIAGEN and its affiliated enterprise and for defining our strategy for, among other things, sustainable long-term value creation, and achieving our aims and results through the management of QIAGEN worldwide. The Managing Board is also responsible for financing, managing the risks associated with our business activities and complying with all relevant legislation and regulations. In accordance with Dutch Law, our Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee. This Committee is comprised of the CEO, the CFO and certain experienced leaders who are responsible for the operational management of the Company and the achievement of its objectives and results. The Managing Board (specifically, the Chief Financial
Officer) is informed of the findings of the Internal Audit function, which operates under the direct responsibility of the Supervisory Board through the Audit
Committee.
The Managing Board provides timely information to the Supervisory Board for discussions on the development of QIAGEN and, in particular, reviews internal risk management and control systems with the Audit Committee.
The Managing Board is accountable for the performance of its duties to the
Supervisory Board and the General Meeting. In discharging its duties, the
Managing Board takes into account the interests of all stakeholders, including shareholders, in a commitment to sustainable long-term value creation.
Composition and Appointment
The Managing Board consists of one or more members as determined by the
Supervisory Board. The Managing Board members are appointed by the
General Meeting upon a binding nomination by the Joint Meeting of the
Supervisory Board and the Managing Board (the Joint Meeting). The General
Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.
Managing Board members are appointed annually for one-year terms for the period beginning on the day following the Annual General Meeting up to, and including, the day of the Annual General Meeting held in the following year.
Managing Board members may be suspended and dismissed by the General
Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may, at any time, suspend (but not dismiss) a member of the Managing Board.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 56

Corporate Governance
Managing Board Members
The following were our Managing Board members for the year ended
December 31, 2024:

Thierry Bernard
Chief Executive Officer (1964, U.S./French)

Thierry Bernard joined QIAGEN in February 2015 to lead our growing presence in molecular diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive
Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Previously, Mr. Bernard
held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations,
Investor Relations and the Greater China Region. He also held senior management roles in several other leading international companies. In March
2023, he was named Chair of the AdvaMedDx Board of Directors, a U.S.
industry trade association, and joined the Board of Directors of Neogen
Corporation (NASDAQ: NEOG) in 2024. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard
Business School, Centro de Comercio Exterior de Barcelona and has been appointed Conseiller du Commerce Extérieur by the French government.

Roland Sackers
Chief Financial Officer (1968, German)

Roland Sackers joined QIAGEN in 1999 as Vice President, Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. From 1995 to 1999, he was an auditor with
Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft.
Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit
Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is
also a member of the Board of the industry association BIO Deutschland. Mr.
Sackers earned his Diplom-Kaufmann from the University of Münster.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 57

Corporate Governance
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of our business and our strategy for, among other things, sustainable long-term value creation. The Supervisory Board assists the
Managing Board by providing advice related to the business activities of
QIAGEN. Meetings are held in the absence of the Managing Board for select topics at each regular meeting. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN and all stakeholders, including shareholders, in its aim to create long-term value. The Supervisory Board is responsible for the quality of its own performance. In this respect, the
Supervisory Board conducts an annual self-evaluation which periodically takes place under the supervision of an external expert. Our Supervisory Board has specified matters requiring its approval, including decisions and actions that would fundamentally change our assets, financial position or results of operations.
The Supervisory Board has established four Committees - Audit, Compensation
& Human Resources, Nomination & Governance (formerly the Nomination &
ESG Committee) and Science & Technology - from among its members.
Additional committees can be established, or existing Committees modified, based on the terms of the charter, as deemed beneficial. The Supervisory Board has approved charters for each of these Committees. An overview of these
Committees, their operations and meeting attendance is provided in the
Supervisory Board Report.
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
The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another, of the Managing Board and of any one particular interest. As a result, the Supervisory Board has adopted a profile, in terms of its size and composition, that takes into account the nature of our business, its activities and the desired diversity, expertise and background of the Supervisory Board members. The current profile of the Supervisory Board can be found on our website (www.qiagen.com). The Supervisory Board has appointed a Chair from among its members, who is subject to adhere to the duties assigned by the
Articles of Association and the Dutch Code.
Members of the Supervisory Board are appointed annually for the period beginning on the day following the Annual General Meeting of our shareholders up to, and including, the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.
Our Supervisory Board is composed of individuals with diverse expertise, backgrounds, nationalities and professional experiences, ensuring a well-
rounded and effective leadership team. The desired qualifications and composition of the Supervisory Board are outlined in its charters, which are available on our website under “Supervisory Board.”
Independence
QIAGEN is in compliance with the NYSE listing standards that require a majority of the Supervisory Board Members to be independent.
Additionally, the Dutch Code distinguishes between certain independence criteria that may be fulfilled by not more than one Supervisory Board member
(e.g., prior employment with the Company, receiving personal financial compensation from the Company or having an important business relationship with the Company) and other criteria that may not be fulfilled by more than the majority of the Supervisory Board members. In some cases, Dutch

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 58

Corporate Governance
independence requirements are more stringent, such as by requiring a longer
“look back” period (five years) for former executives to become Supervisory
Board members.
In other cases, the NYSE rules are more stringent, such as having a broader definition of disqualifying affiliations. All of our Supervisory Board members are independent under the Dutch Code and under the NYSE requirements.

Supervisory Board Independence under the Dutch Code

Independent

Not Independent

Supervisory Board Members
The following is a brief summary of Supervisory Board members for the year ended December 31, 2024:

Lawrence A. Rosen
Supervisory Board Chair Committees: Audit, Nomination & Governance (1957, U.S.)

Lawrence A. Rosen joined the Supervisory Board in 2013 and has served as
Chair of the Supervisory Board since 2020. He has been a member of the
Audit Committee since 2013 and a member of the Nomination & Governance
Committee since 2020. Mr. Rosen also serves on the Supervisory Boards of
Lanxess AG and Deutsche Post AG, where he previously was a member of the
Board of Management and Chief Financial Officer from 2009 to 2016. He served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA
from 2003 to 2009, and earlier as Senior Vice President and Treasurer of
Aventis SA in Strasbourg. Mr. Rosen holds a bachelor’s degree from the State
University of New York and an MBA from the University of Michigan.

Dr. Metin Colpan
Committees: Science & Technology (Chair), Nomination & Governance (1955, German)

Metin Colpan Ph.D. co-founded QIAGEN and served as its first Chief Executive
Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the
Science & Technology Committee since 2014. He has been a member of the
Nomination & Governance Committee since 2015. Prior to co-founding
QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for
Biophysics at the University of Düsseldorf. He has extensive experience in
Sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his Ph.D. and master’s degree from the Darmstadt Institute of Technology.

Dr. Toralf Haag
Committee: Audit (Chair and Financial Expert) (1966, German)

Toralf Haag Ph.D. joined the Supervisory Board and Audit Committee in 2021 and is Chair of the Audit Committee. Since September 2024, Dr. Haag is Chief
Executive Officer and Chairman of the Executive Board of Aurubis AG, a
publicly-listed German company. Previously, Dr. Haag was Chief Executive
Officer and Chairman of the Corporate Board of Management of Voith GmbH

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 59

Corporate Governance
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

Prof. Dr. Ross L. Levine
Committee: Science & Technology (1972, U.S.)

Ross L. Levine M.D. joined the Supervisory Board and its Science & Technology
Committee in 2016. In 2021, he became Chair of QIAGEN’s Scientific
Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph Dineen
Chair in Leukemia Research, the Chief of Molecular Cancer Medicine and an
Attending Physician at Memorial Sloan Kettering Cancer Center, and Professor
of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor’s degree from Harvard
College and his M.D. from The Johns Hopkins University School of Medicine.

Prof. Dr. Elaine Mardis
Committees: Compensation & Human Resources, Science & Technology (1962, U.S.)

Elaine Mardis Ph.D. joined the Supervisory Board in 2014. She is also a member of the Science & Technology Committee and the Compensation &
Human Resources Committee. Dr. Mardis is Co-Executive Director of the Steve
and Cindy Rasmussen Institute for Genomic Medicine at Nationwide Children’s
Hospital in Columbus, Ohio, and Professor of Pediatrics at The Ohio State
University College of Medicine. Previously, she was the Robert E. and Louise F.
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

Bert van Meurs
Committee: Nomination & Governance (1961, Dutch)

Bert van Meurs joined the Supervisory Board and the Nomination &
Governance Committee in April 2024. He is a member of the Executive
Committee at Royal Philips N.V. of the Netherlands, where he serves as
Executive Vice President and Chief Business Leader of Image Guided Therapy,
and also as Chief Business Leader of Precision Diagnosis (ad interim)
responsible for Diagnosis & Treatment. He has more than 30 years of experience since joining Philips in 1985 in various global business leadership positions in research and development, clinical science, and marketing and sales in Europe and Asia. He has a Master’s degree in Physics from the
University of Utrecht and a degree in Business Marketing from the Technical
University of Eindhoven, both in the Netherlands.

Eva van Pelt
Committee: Audit Committee (1965, German)

Eva van Pelt joined the Supervisory Board and the Audit Committee in March
2024. She most recently served as Co-CEO and member of the Management
Board of Eppendorf Group, a privately-held German Life Sciences company

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 60

Corporate Governance
with more than EUR 1.2 billion of annual sales and over 5,000 employees worldwide. Prior to her time at Eppendorf, she held various international management positions of increasing responsibility with Siemens, Accenture,
Hitachi Data Systems and Leica Microsystems. She also currently serves as a member of the Supervisory Board of Paul Hartmann AG, a publicly-listed
German healthcare company, and as President of the German-Dutch Chamber of Commerce. She earned a Diplom-Kauffrau degree from the Ludwig-
Maximilians-Universität in Munich.

Dr. Eva Pisa
Committees: Compensation & Human Resources (Chair) (1954, Swedish/Swiss)

Eva Pisa Ph.D. joined the Supervisory Board and the Compensation & Human
Resources Committee in 2022. She is an advisor to several life science and diagnostic companies through her company piMed Consulting, and she previously held senior leadership positions in Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche
Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive
Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to
2007. Dr. Pisa holds a Ph.D. from the Karolinska Institutet and an MBA from
Heriot-Watt University.

Stephen H. Rusckowski
Committees: Compensation & Human Resources, Nomination & Governance (Chair) (1957, U.S.)

Stephen H. Rusckowski joined the Supervisory Board in April 2023. He is the
Chair of the Nomination & Governance Committee and serves on the
Compensation & Human Resources Committee. He most recently served as
Chairman, President and Chief Executive Officer of Quest Diagnostics. He
joined Quest Diagnostics as President and Chief Executive Officer in May
2012 and was named Chairman in 2016. He stepped down from his role as
President and CEO in 2022, and as Chairman in early 2023. Prior to joining
Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which he joined in 2001 when Philips acquired the Healthcare Solutions Group that he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski also serves on the Board of Directors of Baxter International Inc. and Tenet
Healthcare Corporation, and previously served as a member of the Board of
Directors of Xerox Holdings Corporation and Covidien plc. He earned a bachelor’s degree in Mechanical Engineering from Worcester Polytechnic
Institute and a master’s in Management from the Massachusetts Institute of
Technology’s Sloan School of Management.

Elizabeth E. Tallett
Committees: Audit, Compensation & Human Resources, Nomination & Governance (1949, U.S./British)

Elizabeth E. Tallett joined the Supervisory Board and its Audit Committee and
Compensation & Human Resources Committee in 2011. In 2016, she joined the Nomination & Governance Committee. Ms. Tallett is Chair of the Board of
Directors of Elevance Health, Inc., and a member of the Board of Directors of
Moderna, Inc., both publicly listed companies based in the U.S. From 2002 to
2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as
President and Chief Executive Officer of Transcell Technologies Inc., President
of Centocor Pharmaceuticals, a member of the Parke-Davis Executive
Committee, and Director of Worldwide Strategic Planning for Warner-Lambert
Company. A founding Board member of the Biotechnology Council of New
Jersey, Ms. Tallett received bachelor’s degrees in mathematics and economics from the University of Nottingham.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 61

Corporate Governance
Summary of Skills, Qualifications and Background for the
Supervisory Board:
The following tables outline the current Supervisory Board members and a selection of their skills and experience. This collective expertise provides the
Supervisory Board with comprehensive capabilities to drive innovation, ensure governance and lead strategic growth in the Life Sciences and healthcare industries.

Lawrence A. Rosen	Dr. Metin Colpan	Dr. Toralf Haag	Prof. Dr. Ross L. Levine	Prof. Dr. Elaine Mardis

•Financial leadership in healthcare
and corporate sectors: Former Chief
Financial Officer at Deutsche Post
AG and Fresenius Medical Care AG
& Co. KGaA, with extensive
experience in financial management
and corporate strategy.
	•Leadership and entrepreneurial experience: Co-founder and first CEO of QIAGEN, leading the company from 1985 to 2003.	•Financial and executive leadership in healthcare and industry: Extensive experience as Chief Financial Officer and CEO for global companies, including Voith GmbH, Lonza Group AG and Aurubis AG.
•Expertise in hematology-oncology
and molecular cancer medicine:
Board-certified physician-scientist
specializing in blood and bone
marrow cancers with leadership roles
at Memorial Sloan Kettering Cancer
Center and Weill Cornell Medicine.

•Leadership in genomic medicine
and cancer research: Co-Executive
Director at the Steve and Cindy
Rasmussen Institute for Genomic
Medicine and former President of the
American Association for Cancer
Research.

•Governance and supervisory experience: Chair of the Supervisory Board at QIAGEN since 2020 and active member of Audit Committee and Nomination & Governance Committee.	•Expertise in Sample technologies: Pioneer in nucleic acid separation and purification with extensive patents in the field.	•Governance and audit expertise: Chair of the Audit Committee at QIAGEN and a member of its Supervisory Board since 2021.	•Leadership in scientific advisory and research initiatives: Laurence Joseph Dineen Chair in Leukemia Research.	•Scientific governance and advisory roles: Member of QIAGEN’s Science & Technology Committee, advisor to Scorpion Therapeutics and Board Director at Singular Genomics Systems, Inc.

•Healthcare and multinational oversight: Supervisory Board member at Lanxess AG and Deutsche Post AG, with a strong background in global corporate finance and treasury.	•Scientific governance and innovation oversight: Chair of the Science & Technology Committee since 2014 and member of the Nomination & Governance Committee since 2015.	•Strategic oversight: Experienced in managing public and private healthcare companies with expertise in business administration and corporate governance.	•Start-up and biotechnology ventures: Advises and supports start- ups in cancer therapies and molecular diagnostics, providing scientific expertise and strategic guidance.	•Academic and clinical excellence: Professor of Pediatrics at The Ohio State University College of Medicine and an elected member of the U.S. National Academy of Medicine.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 62

Corporate Governance

Bert van Meurs	Eva van Pelt	Dr. Eva Pisa	Stephen H. Rusckowski	Elizabeth E. Tallett

•Expertise in medical technology and innovation: Over 30 years of global business leadership roles at Royal Philips N.V., specializing in Image Guided Therapy and Precision Diagnosis.	•Executive leadership in life sciences and healthcare: Former Co-CEO of Eppendorf Group, managing a global company with over €1.2 billion in annual sales and 5,000+ employees.	•Senior leadership in life sciences and diagnostics: Former Senior Vice President at Roche Diagnostics and CEO of Sangtec Molecular Diagnostics, with extensive experience in the diagnostics industry.	•Leadership in healthcare and diagnostics: Former Chairman, President and CEO of Quest Diagnostics and previous CEO of Philips Healthcare, with extensive experience in the healthcare industry.	•Healthcare & biotech leadership: Chair of Elevance Health, Board member at Moderna, former CEO of Transcell Technologies and President of Centocor Pharmaceuticals.

•Strategic senior leadership and
operational oversight: Member of
the Executive Committee at Royal
Philips, with extensive experience in
research, development, clinical
science and marketing across Europe
and Asia.
	•Broad international management expertise: Held senior roles at Siemens, Accenture, Hitachi Data Systems and Leica Microsystems, with a strong focus on strategic growth and operations.	•Strategic advisory and business development: Advisor to life science and diagnostic companies through her consultancy, piMed Consulting, providing expertise in innovation and commercialization.	•Governance expertise: Serves on the Boards of Baxter International Inc. and Tenet Healthcare Corporation, with prior experience on the Boards of Xerox Holdings Corporation and Covidien plc.	•Pharma & biotech strategy: Former Principal at Hunter Partners and held senior roles at Warner-Lambert and Parke-Davis, specializing in strategy, business development and growth.

•International leadership and market expansion: Led global business initiatives across Europe and Asia, driving growth and innovation in the medical technology sector.	•Governance & advisory: Supervisory Board member at Paul Hartmann AG and President of the German-Dutch Chamber of Commerce, specializing in cross- border collaboration.	•Global healthcare & biotech leadership: Led business growth and strategy in Europe, North America and global markets.	•Technical & management expertise: B.S. in Mechanical Engineering (Worcester Polytechnic) and M.S. in Management (MIT Sloan).	•Global leadership & governance: Experienced in leading and advising healthcare and pharma companies across the U.S., Europe and international markets.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 63

Corporate Governance
Board-Related Matters
Dutch law: Diversity requirements within the Managing Board
and Supervisory Board
On January 1, 2022, a Dutch gender diversity bill became effective. The gender diversity bill imposes requirements on so-called "large" companies such as QIAGEN to formulate appropriate and ambitious gender balance targets for the Supervisory Board, Managing Board and senior management.
Accordingly, we have established gender balance targets that we consider appropriate and ambitious as follows:
•Our objective is for at least 40% of the Supervisory Board members to be women and at least 40% men in the mid-term. As of December 31, 2024, the Supervisory Board was comprised of 40% women.
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
•In senior management, our goal is to have at least 40% women and 40%
men in these roles in the mid-term. To achieve this goal, gender diversity is a goal that is part of our annual Team Goals, as well as a priority in our recruiting practices and talent development programs. As of December 31,
2024, 37% of senior management roles were held by women, having increased from 28% in 2018.
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
We are committed to increasing diversity while pursuing individuals for these
Boards and senior management roles who offer a unique blend of scientific and commercial expertise combined with leadership capabilities that will contribute to the future success of QIAGEN. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, the number of women in key leadership roles, particularly in commercial and operational positions, has increased within QIAGEN in recent years. In line with this commitment, our Nomination & Governance Committee will continue to select future members for the Managing Board and Supervisory
Board with due observance of its aim to ensure a diverse leadership team on the basis of gender, but also on the basis of other factors - all without compromising our commitment to hiring the best individuals for those positions.
More information about diversity at QIAGEN can be found below under the section Dutch Corporate Governance Code - Comply or explain.
Culture
At QIAGEN, we foster a culture deeply embedded in quality, ingenuity, and accessibility, reflecting our core brand values. Our purpose—to help customers advance science and improve patient outcomes—drives our commitment to a strong, ethical, and inclusive corporate culture.
Culture’s Contribution to Long-Term Value Creation
Our EMPOWER culture is designed to encourage employees to take ownership of their work while remaining accountable for decisions that align with the best interests of QIAGEN, our customers, and stakeholders. This empowerment fosters innovation, collaboration, and integrity—critical components of our long-
term sustainable value creation.
Our approach to compensation reinforces our cultural aspirations by rewarding both what goals are achieved and how they are accomplished, ensuring alignment with our values and ethical standards.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 64

Corporate Governance
Governance and Compliance: Ensuring Ethical Conduct
QIAGEN maintains a robust framework of checks and balances to uphold compliance with laws, ethical standards and healthy business practices:
(1)Corporate Code of Conduct and Ethics – Establishes the highest standards of integrity, ensuring ethical decision-making across all levels of the organization.
(2)QIAintegrity Line – A web-based, independent and confidential reporting tool that allows employees and third parties to report misconduct within
QIAGEN or our supply chain, reinforcing transparency and accountability.
(3)Compliance Committee – Comprising senior executives from various functions, this committee is responsible for overseeing compliance with our
Corporate Code of Conduct and Ethics and ensuring continuous improvement in ethical governance.
QIAGEN regularly evaluates the effectiveness of these initiatives and remains committed to fostering a culture that supports sustainable, long-term value creation while maintaining the highest standards of compliance and integrity.
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions that may create a conflict of interest between a member of the Managing Board or Supervisory Board and QIAGEN
– where such transactions could have material significance for either QIAGEN or the involved member – must be reported to the Supervisory Board for review and approval.
In 2024, neither QIAGEN nor any of its Supervisory Board members entered into any such transactions. No credit, loans or similar benefits were granted to members of the Managing Board or Supervisory Board. Additionally, the
Managing Board and Supervisory Board members did not receive any benefits from third parties that were either promised or granted in view of their position with QIAGEN.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 65

Corporate Governance
Shareholder Meetings and Share Capital
Shareholder Meetings
Our Shareholders exercise their voting rights through the Annual General
Meeting and also through any Extraordinary General Meeting that may be called.
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
QIAGEN is required to convene an Annual General Meeting in the
Netherlands within six months following the end of each year. The agenda must contain certain matters as specified in our Articles of Association and under
Dutch law, including, among other things, the adoption of the Annual Financial
Statements.
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
Pursuant to the Dutch Code, all transactions between QIAGEN and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed on terms that are customary to our industry. Decisions to enter into transactions in which there are considered to be conflicts of interest of material significance to the Company and/or to the people involved require the approval of the Supervisory Board. QIAGEN did not enter into any such transaction in 2024.
Furthermore, pursuant to the Dutch implementation of the Shareholders Rights
Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards
Board and approved by the European Commission) require the approval of the
Supervisory Board or, if all Supervisory Board members are involved in such transactions, the General Meeting of Shareholders.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 66

Corporate Governance
Major Shareholders
The following table sets forth certain information concerning the ownership of our Shares by holders with at least 5% ownership. None of these holders have any different voting rights than other shareholders.

Name and country of residence	Shares beneficially owned
	Number		Percent ownership(1)

BlackRock, Inc., United States and United Kingdom	22,845,802	(2)	10.28%
Massachusetts Financial Services Company, United States and Canada	24,066,569	(3)	10.83%
Wellington Management Group LLP, United States and United Kingdom	23,291,538	(4)	10.48%
(1)The percentage ownership was calculated based on 222,290,848 Common Shares outstanding as of December 31, 2024.
(2)Of the 22,845,802 shares attributed to BlackRock, Inc., it has sole voting power over 21,036,992 and sole dispositive power over all 22,845,802 shares. This information is based solely on the Schedule
13G filed by BlackRock, Inc. with the Securities and Exchange Commission on November 7, 2024, which reported ownership as of October 31, 2024.
(3)The 24,066,569 shares attributed to Massachusetts Financial Services Company are reported as of December 31, 2023. Of the 24,066,569 shares attributed to Massachusetts Financial Services
Company, it has sole voting power over 20,451,464 and sole dispositive power over all 24,066,569 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial
Services Company with the Securities and Exchange Commission on February 9, 2024, which reported ownership as of December 31, 2023.
(4)Information is based on a report on Schedule 13G jointly filed with the Securities and Exchange Commission on February 6, 2025 by Wellington Management Group LLP, Wellington Group Holdings LLP,
Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management
Company LLP (together, the "Wellington Investment Advisers"), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd, the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP is owned by Wellington Group Holdings LLP. Wellington
Group Holdings LLP is owned by Wellington Management Group LLP. According to this Schedule 13G, of these 23,291,538 shares, each of Wellington Management Group LLP, Wellington Group
Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 18,485,559 and shared dispositive power over all 23,291,538 shares as of January 31, 2025. Wellington
Management Company LLP has shared voting power over 13,367,076 shares and shared dispositive power over 14,178,191 shares as of January 31, 2025.
Control of Registrant
To our knowledge, QIAGEN is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.
As of January 31, 2025, the officers and directors of QIAGEN as a group beneficially owned approximately 1.0 million Shares, or 0.4% of outstanding
Shares.
Holders of any securities with special control rights
Not applicable.
System of control of any employee share scheme where the
control rights are not exercised directly by the employees
Not applicable.
Restrictions on voting rights
At the General Meeting, each Share shall confer the right to cast one vote, unless otherwise provided by law or our Articles of Association. No votes may be cast in respect of Shares that we or our subsidiaries hold, or by usufructuaries and pledgees.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 67

Corporate Governance
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
Not applicable.
Rules governing the appointment and replacement of Board
members and amendments of the Articles of Association
Supervisory Board and Managing Board members are appointed annually for the period beginning on the day following the Annual General Meeting up to, and including, the day of the Annual General Meeting held the following year.
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
Under our Articles of Association, the General Meeting may suspend or dismiss a Managing Board member at any time. The Supervisory Board shall also be entitled at all times to suspend (but not to dismiss) a Managing Director. The
Articles of Association also provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.
The Supervisory Board members shall be appointed by the General Meeting upon the Joint Meeting having made binding nominations. If a vacancy occurs in the Supervisory Board during the year, the Supervisory Board may appoint a new member who will cease to hold office at the next Annual General Meeting, where this member may stand for appointment to a one-year term along with other Supervisory Board and Managing Board members. This right is limited to a number up to one-third of its current members.
Under Dutch law, in the event that there is a conflict of interest between a
Supervisory Board member and QIAGEN involving our business, the involved
Supervisory Board member shall not participate in the discussions and voting on that matter. Additionally, Dutch law stipulates that a Supervisory or
Managing Board member should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the
Company and/or to the member to the Chair of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the involved Supervisory Board member, whether there is a conflict of interest. If all
Supervisory Board members have a conflict of interest, the relevant resolution shall be voted on by the General Meeting. Decisions to enter into transactions under which a Supervisory Board member has a conflict of interest require the approval of the Supervisory Board.
The Nomination & Governance Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the two Boards, including the profile of the
Supervisory Board. It also proposes the (re-)appointments of the members for both Boards and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management.
A resolution of the General Meeting to amend our Articles of Association, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.
A resolution of the General Meeting to amend our Articles of Association is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 68

Corporate Governance
Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles of Association to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.
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
On June 21, 2024, the General Meeting authorized the Supervisory Board until
December 21, 2025 (i) to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent
(50%) of the shares issued and outstanding in the capital of the Company as at
December 31, 2023, as included in the Annual Accounts for Calendar Year
2023 and (ii) to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2023.
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles of Association, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles of Association, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory
Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 21, 2024, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 21, 2024, until December 21,
2025, without limitation at a price between one euro cent (EUR 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock
Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Financing Preference shares, against a price between one euro cent (EUR 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 69

Corporate Governance
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
In 2004 (as amended in 2012), we granted an option to the Stichting
Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the
Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the
Foundation’s ability to prevent or delay a change of control is that issuing
(preference or other) protective shares enabling the Foundation to exercise 30%
or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and, as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two-year period lapses.
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
The Managing Board members are appointed annually to one-year terms by the
General Meeting upon a binding nomination by the Joint Meeting. Further, the
Managing Board members have entered into employment agreements with
QIAGEN N.V. and other QIAGEN affiliates. The terms of these agreements vary for each Managing Board member due to individual arrangements, and these go beyond the one-year term of appointment as Managing Directors.
These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled under the terms. These agreements contain provisions that guarantee certain payments in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or termination.
The Supervisory Board members are also appointed annually by the General
Meeting upon a binding nomination by the Joint Meeting.
There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or termination.
The General Meeting determines the remuneration of the members of the
Supervisory Board.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 70

Corporate Governance
Reporting in accordance with Directive 2004/25/EC of the
European Parliament and of the Council of April 21, 2004, on
takeover bids
Not applicable.
Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union
The authorized classes of our shares consist of common shares, Financing
Preference Shares and Preference Shares. No Financing Preference Shares or
Preference Shares have been issued.
As of December 31, 2024, a total of approximately 222.3 million Common
Shares were outstanding along with approximately 3.6 million additional shares reserved for issuance upon the vesting of outstanding stock awards.
Additionally, convertible debts issued in 2020 and 2024, discussed further in
Note 16 "Debt," cover an aggregate of 14.0 million underlying shares of common stock or up to a maximum of 18.7 million shares, subject to customary adjustments under certain circumstances.
Shares - restrictions on the transfer of securities
Our Shares are issued in registered form only. No Share certificates are issued for our Shares, which are registered in our Shareholders' Register with Equiniti
Trust Company, LLC, our transfer agent and registrar in New York.
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
Additional Information
Cyber Security
Cyber security risks are managed at multiple levels throughout the Company and are considered in the context of our overall Enterprise Risk Management as discussed under Risks and Risk Management. Cyber security risks facing our business that are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, are described in Risks and
Risk Management under “We rely on secure communication and information systems and are subject to evolving privacy and data security laws. Any disruption, breach or failure could adversely affect our business, financial condition and reputation.” In the last three years through the date of this annual report, there have been no breaches of cyber security or other related risk threats that have, or are reasonably likely to have, a material impact to our business. We have not incurred any material expenses and have not incurred any penalties or settlements.
Cyber Security Risk Management and Strategy
Embedded in our risk management strategy, we maintain a cyber security program to identify and assess material risks to ensure the confidentiality, integrity and availability of our information assets and to ensure our IT systems operate effectively. Reporting to our Chief Financial Officer, our Chief
Information Security Officer (CISO) is responsible for our enterprise and cyber risk management program. A subject-matter expert with more than a decade of experience leading information security programs, our CISO is supported by a global team of security professionals. These security professionals focus on information security and evaluate our global processes and relevant cyber

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 71

Corporate Governance
security threats. The severity and materiality of incidences are address through an incident reporting process and, if necessary, are escalated internally to senior management, who assess the need for public disclosure.
Our cyber security program includes appropriate testing and training, and we engage third parties in connection with such processes to ensure the effectiveness of our cyber security controls. Additionally, relevant third-party service providers are subject to cyber security review.
Cyber Security Governance
The Managing Board is ultimately responsible for cyber security management, which is overseen by our Audit Committee, a committee of our Supervisory
Board. The CISO reports cyber security risks and incidents to the Audit
Committee. This reporting includes an update on cyber risk management, internal security awareness testing results, cyber incident response and planned improvements. In the event of a material incidence, the Audit Committee would be informed in a timely manner and kept updated regarding the mitigation and remediation of such an incidence. They would also be involved in the assessment of any public disclosure.
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
The Compensation & Human Resources Committee has the power, subject to
Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The
Compensation & Human Resources Committee or the Supervisory Board may,
at any time, amend the plans in any respect, subject to Supervisory Board approval. Exceptions apply, including (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent, and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of
1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.
On June 22, 2023, our shareholders approved the QIAGEN N.V. 2023 Stock
Plan, which replaced the 2014 Stock Plan in May 2024. Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 "Share-Based Compensation" included in the Consolidated
Financial Statements.
Corporate Code of Conduct and Ethics and Whistleblower Policy
We have a Corporate Code of Conduct and Ethics that outlines business principles for our employees and rules of conduct. Our Corporate Code of
Conduct and Ethics is updated annually and meets the requirements of the SEC and the NYSE Listed Company Manual. The Corporate Code of Conduct and
Ethics applies to all employees including the chief executive officer, chief financial officer, the principal accounting officer or controller and other persons performing similar functions. The full text of our Corporate Code of Conduct and Ethics can be found on our website, www.qiagen.com, on the
Compliance page under About QIAGEN.
Furthermore, we have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. We have a web-based, independent and confidential reporting tool, our QIAintegrity Line, that allows employees and third parties to report misconduct within QIAGEN or our supply chain, reinforcing transparency and accountability. The QIAintegrity Line can be found on our website,
www.qiagen.com, on the Compliance page under About QIAGEN.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 72

Corporate Governance
Insider Trading Policy
Dealings in our Shares based on material non-public information about
QIAGEN is strictly prohibited under U.S. and German securities laws.
These laws are complex and penalties can be severe. In order to protect
QIAGEN and its employees from such sanctions, we have adopted an Insider
Trading Policy that outlines basic rules, including procedures governing any dealings in our Shares, that applies to potential Insiders (individuals with knowledge of non-public material information) and holders of QIAGEN Shares
(including stock options and Restricted Stock Units). The Insider Trading Policy
applies to the Supervisory Board, Managing Board and all employees of
QIAGEN N.V. and its subsidiaries.
Clawback Policy
To create and maintain a culture that emphasizes integrity and accountability and that reinforces our pay-for-performance compensation philosophy, the
Managing Board and Supervisory Board adopted a policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws (Clawback Policy). The Clawback
Policy applies to our current and former executive officers, as determined by the
Supervisory Board, in accordance with the requirements of Section 10D of the
Exchange Act and any applicable rules or standards adopted by the SEC and any national securities exchange on which our securities are listed, and any such other employees who may, from time to time, be deemed subject to the
Clawback Policy by the Supervisory Board.
Independent Auditors
In accordance with the requirements of Dutch law, our independent auditor for our statutory consolidated financial statements, prepared in accordance with
International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is
appointed, and may be removed, by the General Meeting. The Supervisory
Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General
Meeting in 2024, KPMG Accountants N.V. was appointed as external auditor for the Company for the 2024 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved. Furthermore, the external auditor is invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with
International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft, which audited the U.S. GAAP consolidated financial statements as of and for the year ended December 31, 2024.
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
KPMG Accountants N.V. have been our auditor since 2015. According to
Dutch regulations, an audit firm can be elected only for a period of 10 subsequent years. Therefore, the formal appointment of Ernst & Young
Accountants LLP as external auditor for the reporting year 2025 was approved by the shareholders at QIAGEN's 2024 Annual General Meeting (AGM).
Dutch Corporate Governance Code – Comply or Explain
The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are
accountable for this responsibility to the General Meeting. We continue to seek

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 73

Corporate Governance
ways to improve our corporate governance by measuring ourselves against international best practice. The Dutch Code was last amended on December
20, 2022 and can be found at www.mccg.nl.
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
The following provides an overview of exceptions that we have identified:
1.Best practice provision 2.2.2 recommends that a Supervisory Board member is appointed for a period of four years and may then be reappointed once for another four-year period. The Supervisory Board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the supervisory board. In any appointment or reappointment, the profile referred to in best practice provision 2.1.1 should be observed.
Explanation of Supervisory Board Appointment Terms
QIAGEN has adopted the approach to appoint its Supervisory Board members on an annual basis. Each member is elected for a one-year term, beginning the day after the General Meeting and concluding at the following year's General Meeting.
This approach allows for greater flexibility, regular accountability and ongoing shareholder oversight, ensuring that the Board continues to serve the best interests of the Company and its stakeholders.
Long-Term Supervisory Board Members and Their Contributions
•Dr. Metin Colpan has been a member of the Supervisory Board since 2004.
His extensive scientific and commercial expertise, particularly as a co-
founder of QIAGEN, brings invaluable strategic insight to the Board. His experience as a board member of various healthcare industry companies further enriches discussions with a broad, industry-specific perspective.
•Ms. Elizabeth Tallett, a member since 2011, brings executive and board-
level experience from numerous international companies, particularly in pharmaceuticals, biotechnology, healthcare and insurance. Her expertise spans international operations, mergers and acquisitions, strategic planning, marketing, product development, talent management and executive compensation.
•Mr. Lawrence A. Rosen, who joined in 2013, is a seasoned executive with extensive leadership experience at multinational companies, including
Deutsche Post AG, Fresenius Medical Care AG & Co. KGaA and Aventis
SA. His deep knowledge of finance, strategy, mergers and acquisitions, investor relations, corporate governance and capital markets engagement makes him a key asset to the Board, particularly given his international career spanning both Europe and the United States.
•Prof. Dr. Elaine Mardis, a Supervisory Board member since 2014, brings a strong scientific perspective to QIAGEN. Her internationally recognized contributions to biological research significantly enhance the Board’s understanding of scientific and technological advancements relevant to the
Company’s mission.
QIAGEN highly values the commitment and expertise of Dr. Colpan, Ms.
Tallett, Mr. Rosen and Prof. Dr. Mardis. Their diverse backgrounds and deep industry knowledge strengthen the Supervisory Board, ensuring effective oversight and strategic guidance. Despite the deviation from the standard
Dutch corporate governance tenure framework, QIAGEN believes that its

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 74

Corporate Governance
annual appointment structure enhances transparency, adaptability and shareholder engagement, ultimately benefiting the Company’s long-term success.
2.Best practice provision 2.2.4 recommends that the Supervisory Board should draw up a retirement schedule in order to avoid, as much as possible,
Supervisory Board members retiring simultaneously. The retirement schedule should be posted on the company’s website.
The Supervisory Board takes a proactive approach to succession planning by discussing individual members' retirement plans well in advance. Rather than adhering to a fixed retirement schedule, as recommended by Dutch corporate governance best practice provision 2.2.4, QIAGEN believes that this flexible approach allows for more effective continuity management and succession planning.
By assessing board composition on an ongoing basis, QIAGEN ensures that transitions are strategic and well-managed, aligning with the Company's evolving needs while maintaining strong governance and leadership stability.
3.Best practice provision 3.1.2 (vi) recommends that when formulating the remuneration policy, it should be be taken into consideration that shares awarded to members of the Management Board should be held for at least five years after they are awarded;
Under the Company’s Remuneration Policy, long-term equity-based compensation for members of the Managing Board primarily consists of performance stock units (PSUs). These long-term incentive awards are tied to the achievement of pre-defined performance goals, ensuring alignment with the Company’s strategic objectives.
Unlike the Dutch corporate governance best practice provision 3.1.2 (vi), which recommends that shares be held for at least five years, QIAGEN’s approach has evolved over time:
•Prior to February 2018, grants of performance stock units (PSUs) and restricted stock units (RSUs) vested as follows: 40% after three years; 50%
after five years; remaining 10% after ten years
•After February 2018, grants of PSUs and RSUs were structured to vest: 40%
after three years; 60% after five years
•Starting in February 2021, grants of performance stock units vest entirely after three years.
This approach reflects QIAGEN’s shift toward a three-year vesting schedule, which differs from the Dutch recommendation but remains aligned with the
Company's long-term incentive strategy. By focusing on performance-based equity awards, QIAGEN ensures that Managing Board members are incentivized to drive sustained Company performance while maintaining effective governance and shareholder alignment.
4.Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a Management Board member should not exceed one year's salary (the "fixed" remuneration component).
Our Managing Board members have entered into agreements with QIAGEN
N.V. and certain QIAGEN affiliates where they hold managing positions.
Under these agreements, if an employment contract is terminated without serious cause, as defined by the applicable law, the respective affiliate remains obligated to compensate the Managing Board member for the remaining duration of the contract.
This approach ensures contractual consistency and legal compliance across
QIAGEN’s international operations. While it deviates from the Dutch recommendation, it reflects standard employment practices in certain jurisdictions where QIAGEN operates and provides stability in leadership transitions.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 75

Corporate Governance
5.Best practice provision 3.3.2 recommends that a Supervisory Board member may not be awarded remuneration in the form of shares and/or rights to shares.
Since its establishment, QIAGEN granted stock options to Supervisory Board members as part of their remuneration until 2013, when this practice was discontinued. However, since 2007, QIAGEN has granted restricted stock units (RSUs) to Supervisory Board members.
We believe that maintaining a reasonable level of share-based compensation fosters a positive alignment with shareholder interests while ensuring that Supervisory Board members remain engaged and committed to
QIAGEN’s long-term success. Additionally, granting share-based compensation to Supervisory Board members is a common industry practice, helping QIAGEN to attract and retain highly qualified board members who bring valuable expertise to the Company.
NYSE Exemptions
Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN, when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the
NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of the Netherlands. These exemptions and the practices followed by QIAGEN are described below:
•QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of the
Netherlands and generally accepted business practices in the Netherlands,
QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.
•QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other share-based compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of
Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the
General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 76

Corporate Governance
Compensation of Managing Board Members
and Supervisory Directors
Managing Board Remuneration Policy
The Remuneration Policy for the Managing Board was approved by shareholders at the Annual General Meeting (AGM) in June 2021, and came into force the day after the AGM. This policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive
2017/828). Under Dutch law, the Supervisory Board is required to submit a proposal to adopt a Remuneration Policy for the Managing Board no later than at the AGM to be held in 2025.
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
including shareholders.
A copy of the Remuneration Policy for the Managing Board can be found on our website with the governance documents under Investor Relations.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 77

Corporate Governance
Managing Board Compensation for 2024
For the year ended December 31, 2024, the Managing Board members received the following compensation:

	Annual compensation				Long-term compensation
Managing board member	Fixed salary	Variable cash bonus	Other(1)	Total	Benefit plans	Performance stock units granted

Thierry Bernard	$978,500	1,127,477	31,890	$2,137,867	$199,700	128,535
Roland Sackers	$588,370	462,240	44,370	$1,094,980	$117,340	74,439
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
Supervisory Board Remuneration Policy
At the Annual General Meeting of Shareholders in 2024, an update to the
Remuneration Policy for the Supervisory Board was adopted to harmonize the annual compensation granted to members of certain Board committees. This policy complies with the Dutch law provisions implementing the Shareholders
Rights Directive II (EU Directive 2017/828). Under Dutch law, the Supervisory
Board will be required to submit a proposal to adopt a Remuneration Policy for the Supervisory Board no later than at the Annual General Meeting to be held in 2028.
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
operations, as well as stock market listings in the U.S. and Germany. The
Supervisory Board ensures that the Policy and its implementation are linked to our objectives.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 78

Corporate Governance
Supervisory Board Remuneration for 2024
The Supervisory Board compensation for 2024 consists of fixed remuneration and additional amounts for Committee members. Annual remuneration of the
Supervisory Board members is as follows:

Fee payable to the Chair of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chair of the Audit Committee	$25,000
Member of the Audit Committee	$15,000
Chair of the (i) Compensation & Human Resources Committee, (ii) the Nomination & Governance Committee, or (iii) the Science & Technology Committee	$18,000
Member of the (i) Compensation & Human Resources Committee, (ii) the Nomination & Governance Committee, or (iii) the Science & Technology Committee	$11,000
Chair of other committees	$12,000
Member of other committees	$6,000
Supervisory Board members are reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per year.
Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board in 2024.
The Supervisory Board meetings and the Supervisory Board committee meetings are held over a number of days, ensuring there is time for review and discussion. At each meeting, the Supervisory Board members discuss among themselves the goals and outcome of the meeting, as well as topics such as the functioning and composition of the Supervisory Board and the Managing
Board. The Supervisory Board Report contains an overview of the committee membership and meetings attended in 2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 79

Corporate Governance
For the year ended December 31, 2024, members of the Supervisory Board received the following compensation:

Supervisory board member	Fixed compensation	Committee chair	Committee membership	Total(1)	Restricted stock units

Lawrence A. Rosen	$150,000	4,500	23,250	$177,750	7,056
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	7,056
Dr. Toralf Haag	$57,500	25,000	—	$82,500	7,056
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	7,056
Dr. Elaine Mardis	$57,500	—	22,000	$79,500	7,056
Bert van Meurs(2)	$43,130	—	8,250	$51,380	—
Eva van Pelt(2)	$47,920	—	12,500	$60,420	—
Dr. Eva Pisa	$57,500	13,500	2,750	$73,750	7,056
Stephen H. Rusckowski	$57,500	13,500	11,000	$82,000	7,056
Elizabeth E. Tallett	$57,500	4,500	34,250	$96,250	7,056
(1)Supervisory Board members are reimbursed for travel costs and for any value added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
(2)Bert van Meurs and Eva van Pelt joined the Supervisory Board in 2024 and were not eligible for the equity grant for 2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 80

Corporate Governance
Share Ownership
The following table sets forth certain information as of January 31, 2025, concerning the ownership of Common Shares by members of the Managing
Board and Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

	Shares beneficially owned(1)	Stock awards that could become releasable on or prior to April 1, 2025

Thierry Bernard	312,125*	209,850
Roland Sackers	383,089*	162,120
Dr. Metin Colpan(2)	171,792*	8,448
Dr. Toralf Haag	2,551*	2,792
Dr. Ross L. Levine	16,273*	8,448
Dr. Elaine Mardis	3,973*	8,448
Bert van Meurs	0	—
Eva van Pelt	0	—
Dr. Eva Pisa	0	—
Lawrence A. Rosen	14,495*	8,448
Stephen H. Rusckowski	24*	—
Elizabeth Tallett	47,224*	8,448
(1)*Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2025. The number of Common Shares outstanding as of January 31, 2025, was 216,116,102. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)Shares beneficially owned include 105,637 shares held by CC Verwaltungs GmbH, an entity which is controlled by Dr. Colpan.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 81

Consolidated Financial Statements

Table of Contents

82	Report of Independent Registered Public Accounting Firm	140	16. Debt
86	Report of Independent Registered Public Accounting Firm	149	17. Income Taxes
88	Consolidated Balance Sheets	154	18. Equity
90	Consolidated Statements of Income	156	19. Earnings per Common Share
91	Consolidated Statements of Comprehensive Income	157	20. Commitments and Contingencies
92	Consolidated Statements of Changes in Equity	160	21. Segment Information
93	Consolidated Statements of Cash Flows	164	22. Share-Based Compensation
		166	23. Employee Benefits
	Notes to Consolidated Financial Statements	166	24. Related Party Transactions
95	1. Corporate Information and Basis of Presentation	167	25. Subsequent Event
96	2. Effects of New Accounting Pronouncements
98	3. Summary of Significant Accounting Policies
112	4. Revenue
116	5. Acquisitions
117	6. Exit Costs and Impairments
120	7. Short-Term Investments
121	8. Prepaid Expenses and Other Current Assets
122	9. Property, Plant and Equipment
123	10. Investments
125	11. Goodwill and Intangible Assets
128	12. Leases
130	13. Accrued and Other Current Liabilities
131	14. Derivatives and Hedging
137	15. Financial Instruments and Fair Value Measurements

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 82

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the Company) as of
December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes
(collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with
U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the
Treadway Commission, and our report dated March 28, 2025 expressed an unqualified opinion on the effectiveness of the
Company’s internal control over financial reporting.
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
disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 83

Consolidated Financial Statements
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
Assessment of unrecognized tax benefits
As discussed in Note 17 to the consolidated financial statements, the Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related income tax exposures. The Company initially recognizes and subsequently measures the unrecognized tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the taxing authorities. As of December 31, 2024, the Company recorded unrecognized tax benefits of $108.9 million.
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
We involved tax and transfer pricing professionals with specialized skills and knowledge, who assisted in:
—analyzing the Company’s interpretation and application of multi-jurisdictional income tax laws, and changes thereto, and its impact on the unrecognized tax benefit by reading advice obtained from the Company’s external specialists

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 84

Consolidated Financial Statements
—inspecting the lapse of statute of limitations and settlements with taxing authorities over a selection of unrecognized tax benefits to evaluate the amount in the settlement documents compared to the unrecognized tax benefit, and
—inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives.
Impairment of certain long-lived assets
As discussed in Notes 3 and 6 to the consolidated financial statements, the Company reviews their long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. In 2024, the Company commenced efficiency and profitability initiatives, which also resulted in the decision to discontinue the NeuMoDx clinical PCR system. Following the decision to discontinue the
NeuMoDx system, the Company performed an impairment test under ASC 360 Property, Plant and Equipment of the
NeuMoDx asset group and fully impaired the asset group, based on the Company’s assumption that the long-lived assets of the NeuMoDx asset group had no alternative use and no value recoverable in a market disposal.
Additionally, certain property, plant and equipment as well as intangible assets outside of the NeuMoDx asset group were abandoned (ceased to be used) and impaired as a result of the efficiency program, based on the Company’s assumption that these assets had no alternative use or salvage value. The Company recorded total impairment expenses related to these long-lived assets during the year ended December 31, 2024 of $197,913 thousand.
We identified the evaluation of the impairment of certain long-lived assets as a critical audit matter due to the high degree of complex auditor judgment in evaluating the Company’s assumption that the NeuMoDx asset group impaired assets have no alternative use or value recoverable in a market disposal and, in respect of such impairments not included in the NeuMoDx asset group, that the Company had ceased to use the impaired assets and they have no alternative use or salvage value, as well as the nature of audit evidence obtained regarding the matter.
The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the impairment of these long-lived assets.
—We evaluated the design and tested the operating effectiveness of an internal control related to the assessment of alternative uses for the impaired assets and, as applicable, their cease use date.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 85

Consolidated Financial Statements
—For a sample of the impaired long-lived assets within the NeuMoDx asset group, we evaluated the Company’s conclusion that the assets had no alternative use or value recoverable in a market disposal through a combination of:
◦inspecting asset descriptions and uses in underlying documentation; and
◦inquiring with operational management regarding the assets’ potential use by the Company’s other product areas and value recoverable in a market disposal.
—For a sample of long-lived asset impairments outside of the NeuMoDx asset group, we evaluated the cease use date and the Company’s conclusion over no alternative use or salvage value through a combination of:
◦inspecting software and hardware descriptions and an underlying license agreement;
◦inquiring with operational management regarding the assets’ underlying uses, cease use dates, potential uses by the Company’s other product areas and salvage value; and
◦inspecting termination agreements with third party suppliers regarding cease use date.
—We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature of such evidence.
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2015.
Düsseldorf, Germany
March 28, 2025

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 86

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December
31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal
Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2025 expressed an unqualified opinion on those consolidated financial statements.
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
and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 87

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
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 28, 2025

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 88

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands)		As of December 31,
	Notes	2024	2023

Assets
Current assets:
Cash and cash equivalents	(3)	$663,555	$668,084
Short-term investments	(7)	489,437	389,698
Accounts receivable, net of allowance for credit losses of $18,226 and $17,296, respectively	(3, 24)	349,278	381,877
Inventories, net	(3, 6)	279,256	398,385
Prepaid expenses and other current assets	(8, 24)	178,327	309,516
Total current assets		1,959,853	2,147,560
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $516,324 and $516,765, respectively	(9)	753,611	765,037
Goodwill	(11)	2,425,418	2,475,732
Intangible assets, net of accumulated amortization of $693,062 and $748,590, respectively	(11, 6)	303,815	526,821
Fair value of derivative instruments - long-term	(14)	3,174	3,083
Other long-term assets	(10, 12, 17)	243,751	196,957
Total long-term assets		3,729,769	3,967,630
Total assets		$5,689,622	$6,115,190
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 89

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands, except par value)		As of December 31,
	Notes	2024	2023

Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$53,481	$587,970
Accrued and other current liabilities	(13, 24)	406,876	407,168
Accounts payable	(24)	83,272	84,155
Total current liabilities		543,629	1,079,293
Long-term liabilities:
Long-term debt, net of current portion	(16)	1,338,067	921,824
Fair value of derivative instruments - long-term	(14)	—	98,908
Other long-term liabilities	(4, 12, 15,17)	240,587	207,401
Total long-term liabilities		1,578,654	1,228,133
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—223,904 shares in 2024 and 230,829 in 2023		2,601	2,702
Additional paid-in capital		1,666,070	1,915,115
Retained earnings		2,448,122	2,456,800
Accumulated other comprehensive loss	(18)	(474,539)	(433,830)
Less treasury shares, at cost—1,614 and 2,627 shares, respectively	(18)	(74,915)	(133,023)
Total equity		3,567,339	3,807,764
Total liabilities and equity		$5,689,622	$6,115,190
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 90

QIAGEN N.V. and Subsidiaries Consolidated Statements of Income

(in thousands, except per share data)		Years ended December 31,
	Notes	2024	2023	2022

Net sales	(3, 4, 24)	$1,978,214	$1,965,311	$2,141,518
Cost of sales:
Cost of sales	(6)	952,323	667,425	696,472
Acquisition-related intangible amortization	(3)	58,541	64,198	60,483
Total cost of sales		1,010,864	731,623	756,955
Gross profit		967,350	1,233,688	1,384,563
Operating expenses:
Sales and marketing		450,929	459,912	474,220
Research and development	(3)	193,494	198,511	189,859
General and administrative	(3)	113,432	119,254	129,725
Acquisition-related intangible amortization	(3)	9,596	10,764	14,531
Restructuring, acquisition, integration and other, net	(1, 3, 6)	102,188	35,309	44,768
Total operating expenses		869,639	823,750	853,103
Income from operations		97,711	409,938	531,460
Other income (expense):
Interest income		68,016	78,992	32,757
Interest expense		(43,841)	(53,410)	(58,357)
Other (expense) income, net	(10, 14)	(739)	(5,711)	6,741
Total other income (expense), net		23,436	19,871	(18,859)
Income before income tax expense		121,147	429,809	512,601
Income tax expense	(3, 17)	37,556	88,506	89,390
Net income		$83,591	$341,303	$423,211
Basic earnings per common share	(19)	$0.38	$1.50	$1.86
Diluted earnings per common share	(19)	$0.37	$1.48	$1.84

Weighted-average common shares outstanding:
Basic	(19)	222,619	228,146	227,577
Diluted	(19)	224,717	230,619	230,136
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 91

QIAGEN N.V. and Subsidiaries Consolidated Statements of Comprehensive Income

(in thousands)		Years ended December 31,
	Notes	2024	2023	2022

Net income		$83,591	$341,303	$423,211
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges (net of $30,145 tax expense in 2024 and $18,344 tax benefit in 2023)	(14)	86,698	(52,755)	(24,098)
Reclassification adjustments on cash flow hedges (net of $29,102 tax benefit in 2024 and $17,183 tax expense in 2023)	(14)	(83,696)	49,417	21,940
Cash flow hedges (net of $1,043 tax expense in 2024 and $1,161 tax benefit in 2023)		3,002	(3,338)	(2,158)
Net investment hedge	(14)	24,552	(18,396)	(14,724)
(Loss) gain on pension (net of $227 tax benefit in 2024, $72 and $528 tax expense in 2023 and 2022, respectively)		(530)	167	1,233
Foreign currency translation adjustments (net of $854 tax benefit in 2022)		(67,733)	(8,172)	(61,772)
Other comprehensive loss		(40,709)	(29,739)	(77,421)
Comprehensive income		$42,882	$311,564	$345,790
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 92

QIAGEN N.V. and Subsidiaries Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at December 31, 2021		230,829	$2,702	$1,818,508	$1,791,740	($326,670)	(3,755)	($189,730)	$3,096,550
Net income		—	—	—	423,211	—	—	—	423,211
Other comprehensive loss		—	—	—	—	(77,421)	—	—	(77,421)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(54,778)	—	1,171	54,899	121
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(529)	(25,357)	(25,357)
Share-based compensation	(22)	—	—	49,507	—	—	—	—	49,507
Balance at December 31, 2022		230,829	$2,702	$1,868,015	$2,160,173	($404,091)	(3,113)	($160,188)	$3,466,611
Net income		—	—	—	341,303	—	—	—	341,303
Other comprehensive loss		—	—	—	—	(29,739)	—	—	(29,739)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(44,676)	—	873	44,840	164
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(387)	(17,675)	(17,675)
Share-based compensation	(22)	—	—	47,100	—	—	—	—	47,100
Balance at December 31, 2023		230,829	$2,702	$1,915,115	$2,456,800	($433,830)	(2,627)	($133,023)	$3,807,764
Capital repayment	(18)	(6,925)	(101)	(292,672)	—	—	79	—	(292,773)
Net income		—	—	—	83,591	—	—	—	83,591
Other comprehensive loss		—	—	—	—	(40,709)	—	—	(40,709)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(92,269)	—	1,734	92,269	—
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(800)	(34,161)	(34,161)
Share-based compensation	(22)	—	—	43,627	—	—	—	—	43,627
Balance at December 31, 2024		223,904	$2,601	$1,666,070	$2,448,122	($474,539)	(1,614)	($74,915)	$3,567,339
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 93

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)		Years ended December 31,
	Notes	2024	2023	2022

Cash flows from operating activities:
Net income		$83,591	$341,303	$423,211
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		203,268	205,336	208,397
Non-cash impairments	(6, 10)	203,408	4,158	12,970
Amortization of debt discount and issuance costs		18,428	30,162	33,701
Share-based compensation expense	(22)	43,627	47,100	49,507
Deferred tax (benefit) expense	(17)	(23,041)	10,731	(9,603)
Loss on marketable securities		426	—	6,230
Other items, net including fair value changes in derivatives		8,391	7,623	22,732
Net changes in operating assets and liabilities:
Accounts receivable	(3)	12,218	(55,119)	15,451
Inventories	(3, 6)	87,755	(44,787)	(61,950)
Prepaid expenses and other current assets	(8)	14,234	4,390	58,999
Other long-term assets		(1,194)	691	(2,025)
Accounts payable		1,446	(22,417)	(1,756)
Accrued and other current liabilities	(13)	(8,642)	(55,583)	(17,837)
Income taxes	(17)	25,528	(7,458)	(21,894)
Other long-term liabilities		4,108	(6,675)	(869)
Net cash provided by operating activities		673,551	459,455	715,264
Cash flows from investing activities:
Purchases of property, plant and equipment		(167,174)	(149,710)	(129,224)
Purchases of intangible assets	(11)	(4,068)	(13,092)	(20,112)
Purchases of short-term investments	(7)	(685,915)	(976,448)	(1,385,929)
Proceeds from redemptions of short-term investments	(7)	584,979	1,270,551	883,083
Cash paid for acquisitions, net of cash acquired	(5)	—	(149,532)	(63,651)
Cash received (paid) for collateral asset	(14)	25,414	(66,583)	(9,881)
Purchases of investments, net	(10)	(2,465)	(2,870)	(1,156)
Other investing activities		—	29	107
Net cash used in investing activities		(249,229)	(87,655)	(726,763)

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 94

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)		Years ended December 31,
	Notes	2024	2023	2022

Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(16)	494,211	—	371,452
Repayment of long-term debt	(16)	(601,536)	(400,000)	(480,003)
Capital repayment	(18)	(292,099)	—	—
Proceeds from exercise of call options related to cash convertible notes	(16)	—	36,762	—
Payment of intrinsic value of cash convertible notes	(16)	—	(36,762)	—
Tax withholding related to vesting of stock awards	(22)	(34,161)	(17,675)	(25,357)
Cash received (paid) for collateral liability	(14)	11,350	(16,315)	12,556
Cash paid for contingent consideration		—	—	(4,572)
Other financing activities		(661)	163	121
Net cash used in financing activities		(422,896)	(433,827)	(125,803)
Effect of exchange rate changes on cash and cash equivalents		(5,955)	(558)	(12,545)
Net decrease in cash and cash equivalents		(4,529)	(62,585)	(149,847)
Cash and cash equivalents, beginning of period		668,084	730,669	880,516
Cash and cash equivalents, end of period		$663,555	$668,084	$730,669

Supplemental cash flow disclosures:
Cash paid for interest		$24,181	$20,348	$23,208
Cash paid for income taxes, net of refunds		$15,684	$82,409	$120,476

Supplemental disclosure of non-cash investing activities:
Equity securities acquired in non-monetary exchange	(10)	$—	$2,604	$1,475
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 95

Notes to the Consolidated Financial Statements
December 31, 2024
1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at
Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights.
Automation solutions bring these processes together into seamless and cost-effective workflows. We serve over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular
Diagnostics for clinical healthcare. As of December 31, 2024, we employed more than 5,700 people in over 35 locations worldwide.
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
In 2022, we suspended activities in Russia and also with our former commercial partner in Belarus. Due to uncertainties related to the war in Ukraine, and although not material to our consolidated results of operations, during the year ended
December 31, 2022, we recorded a combination of credit losses, write-offs and impairments related to our subsidiary in
Moscow, Russia totaling $4.0 million. These charges are included in the line item restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 96

Notes to the Consolidated Financial Statements
2. Effects of New Accounting Pronouncements
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in
2024, 2023 and 2022:
Adoption of New Accounting Standards in 2024
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures was issued in response to stakeholder requests for more decision-useful information about reportable segments. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures. This ASU does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine reportable segments. This ASU is effective for fiscal years beginning after December 15, 2023, and we have adopted the new disclosures retrospectively to all prior periods presented in the consolidated financial statements in this annual report for the year ended December 31, 2024 as disclosed in Note 21 "Segment Information."
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
The following new FASB Accounting Standards Updates were not yet adopted as of December 31, 2024:
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. This ASU is effective for annual periods beginning after December 15,

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 97

Notes to the Consolidated Financial Statements
2024, and early adoption is permitted. We will adopt the new disclosures prospectively beginning with the annual reporting for the year ended December 31, 2025.
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic
220-40): Disaggregation of Income Statement Expenses improves financial reporting and responds to investor input by requiring public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 98

Notes to the Consolidated Financial Statements
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
Concentrations of Risk
We buy materials for products from many suppliers and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities to produce certain products, and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Changes in the budgets dedicated to research and development available to these researchers and their organizations for applications utilizing our products could have a significant effect on the product demand.
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations. In order to minimize our exposure with any single

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 99

Notes to the Consolidated Financial Statements
counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis.
Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-
term investments, and accounts receivable. To mitigate the risks associated with cash and cash equivalents and short-term investments, we engage with top-rated financial institutions and diversify our investments across a wide array of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.
Foreign Currency Translation
Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar, except for Türkiye (which became hyperinflationary in 2022 and reports in U.S.
dollars), are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other (expense) income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other
(expense) income, net. The net gain or loss on foreign currency transactions was a net loss of $4.5 million in 2024, a net loss of $5.8 million in 2023 and a net gain of $2.7 million in 2022 and are included in other (expense) income, net in the accompanying consolidated statements of income.
The exchange rates of key currencies were as follows:

(USD equivalent for one)	Closing rate at December 31,		Annual average rate
	2024	2023	2024	2023	2022

Euro (EUR)	1.0389	1.1050	1.0821	1.0814	1.0542
Pound Sterling (GBP)	1.2529	1.2715	1.2782	1.2435	1.2376
Swiss Franc (CHF)	1.1038	1.1933	1.1362	1.1133	1.0486
Japanese Yen (JPY)	0.0064	0.0071	0.0066	0.0071	0.0077
Chinese Yuan (CNY)	0.1370	0.1408	0.1390	0.1413	0.1489

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 100

Notes to the Consolidated Financial Statements
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
Research and Development
Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs, and payments to contract research organizations and laboratories for the provision of services and materials. Additionally, these expenses cover costs related to internal use or clinical trials.
Government Grants
We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for designated activities and are recognized as a reduction in the expenses associated with those activities once they are earned. Thus, when the grant relates to research and development expenses, the grant is recognized over the same period that the related costs are incurred.
Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the nominal amount of the grant is deducted from the carrying amount of the asset and recognized over the depreciable asset life.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for use or sale are capitalized as part of the cost of the respective asset (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 101

Notes to the Consolidated Financial Statements
Shipping and Handling Income and Costs
Shipping and handling charged to customers is recorded as revenue in the period that the related product sales revenue is recorded.
Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended
December 31, 2024, 2023 and 2022, shipping and handling costs totaled $33.4 million, $32.4 million and $34.4 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense.
Advertising costs for the years ended December 31, 2024, 2023 and 2022 were $9.6 million, $11.5 million and $15.8 million, respectively.
General and Administrative
General and administrative expenses primarily represent the costs required to support administrative infrastructure. These expenses include licensing costs in connection with ongoing investments in information technology, including cyber security, along with personnel costs of employees in administrative functions.
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
Restructuring and other costs include employee-related costs (principally termination benefits) as well as contract and other costs, primarily contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic
712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts are known or can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Contract and other costs are accounted for in accordance with FASB ASC
Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. Additionally, expenses incurred may also include costs that are an integral component of, and are directly attributable to, restructuring activities which do not qualify as exit and disposal costs, such as intangible asset impairments and other asset related write-offs. The specific measures and associated estimated costs are based on management's best business judgment under the existing

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 102

Notes to the Consolidated Financial Statements
circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.
Income Taxes
We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred tax assets and liabilities, established for the expected future tax consequences. Deferred tax assets and liabilities stem from differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are determined by multiplying the differences between these values by the enacted tax rates expected to be in effect when such differences are reversed or settled. Deferred tax assets are reduced by a valuation allowance to arrive at a carrying amount more likely than not to be realized. Any change in tax rates affecting deferred taxes is recognized in income in the period that includes the enactment date.
The effects of a tax position are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the taxing authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement, with the taxing authority using the cumulative probability method and assuming the taxing authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to income taxes in interest expense and record penalties related to income taxes within income tax expense.
Derivative Instruments
We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impacts associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currencies or interest rates impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair values of derivatives are recorded in current earnings or other comprehensive income (loss), with the treatment dependent upon whether or not a derivative is designated as part of a hedge transaction.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 103

Notes to the Consolidated Financial Statements
Share-Based Payments
Compensation costs for all share-based payments are recorded based on the grant date fair value, less an estimate for pre-
vesting forfeitures, recognized in expense over the service period using an accelerated method.
Forfeiture Rate - This is the estimated percentage of grants that are expected to be forfeited or canceled on an annual basis before fully vesting. We estimated the forfeiture rate based on historical forfeiture experience.
Restricted Stock Units and Performance Stock Units - Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value of restricted and performance stock units is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. At each reporting period, the estimated performance achievement of the performance stock units is assessed, and any change in the estimated achievement is recorded on a cumulative basis in the period of adjustment.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid with an original maturity of less than three months at the date of purchase. Cash equivalents are carried at amortized cost which approximates fair value. Cash and cash equivalents as of December 31,
2024 and 2023 were as follows:

(in thousands)	2024	2023

Cash at bank and on hand	$92,705	$87,380
Money market funds	399,917	481,360
Commercial paper	—	9,982
Short-term bank deposits	170,933	89,362
Cash and cash equivalents	$663,555	$668,084

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 104

Notes to the Consolidated Financial Statements
Short-Term Investments
Short-term investments include cash investments with original maturities of greater than three months, classified as
“available for sale” and stated at fair value, which is equivalent to the amortized cost, in the accompanying consolidated balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other (expense)
income, net. The amortization of premiums and accretion of discounts to maturity arising from acquisition are included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in other (expense) income, net.
Short-term investments consisting of marketable equity securities are reported at fair value with gains and losses recorded in earnings.
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying values of our variable rate debt and leases approximate their fair values because of the short maturities and/or interest rates, which are comparable to those available to us on similar terms. The fair values of the zero coupon convertible debt and the cash convertible notes are based on an estimation using available over-the-counter market information. The fair values of the
German Private Placement are based on an estimation using changes in the euro swap rates.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 105

Notes to the Consolidated Financial Statements
Accounts Receivable, Loans and Other Receivables and Allowance for Credit Losses
Our accounts receivable consist of unsecured customer obligations, and we are at risk to the extent such amounts become uncollectible. We establish allowances for credit losses that result from the expected failure or inability of our customers to fulfill their payment obligations. We recognize allowances for expected credit losses at inception and regularly reassess these estimates to consider historical experience with bad debts, the aging of the receivables, credit quality of the customer base, current economic conditions and other reasonable and supportable expectations for future conditions, if applicable.
Once a receivable is determined to be uncollectible, the balance is charged against the allowance.
We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30 to 90 days. For 2024, 2023, and 2022, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
The changes in the allowance for credit losses on accounts receivable and loans and other receivables for the years ended
December 31, 2024, 2023 and 2022 are as follows:

(in thousands)	Accounts receivable			Loans and other receivables
	2024	2023	2022	2024	2023	2022

Balance at beginning of year	$17,296	$22,880	$23,124	$53	$10,598	$5,142
Provisions for expected credit losses	4,204	(2,873)	4,483	(5)	5	5,574
Deductions from allowance	(2,148)	(2,378)	(2,685)	—	(10,552)	—
Currency translation adjustments and other	(1,126)	(333)	(2,042)	(4)	2	(118)
Balance at end of year	$18,226	$17,296	$22,880	$44	$53	$10,598
In 2022, we fully reserved a $10.6 million loan receivable from a related party, and in 2023, the defaulted loan was written off against the reserve.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 106

Notes to the Consolidated Financial Statements
Inventories
Inventories are stated at the lower of cost or net realizable value, determined using either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2024 and 2023:

(in thousands)	2024	2023

Raw materials	$52,770	$91,204
Work in process	72,675	94,736
Finished goods	153,811	212,445
Total inventories, net	$279,256	$398,385
In 2024, $93.5 million of inventory was impaired in connection with the discontinuation of NeuMoDx, further discussed in
Note 6 "Exit Costs and Impairments."
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Capitalized internal-use software costs include only direct costs associated with the development or acquisition of computer software intended exclusively for internal use and cloud-based applications to deliver our services. The costs encompass those associated with the design, coding, installation and testing of these systems. Costs associated with preliminary development, such as the evaluation and selection of alternatives as well as training, maintenance and support, are expensed as incurred.
For software to be sold, leased or otherwise marketed, costs that are related to the conceptual formulation and design are expensed as incurred. Once technological feasibility has been established, costs incurred to produce software products and the software components of products to be sold, leased or marketed are capitalized and amortized.
Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is sold or disposed of, the cost and any related accumulated depreciation or amortization are removed, and any gain or loss is recorded in earnings.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 107

Notes to the Consolidated Financial Statements
Company as a Lessee
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use or at the lease commencement date. Leases are classified as finance or operating based on the criteria under ASC
842 Leases, with the lease classification affecting the pattern of expense recognition and amortization of the right-of-use asset.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed lease payments, including in-substance fixed payments, less any lease incentives received;
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable to the lessee under residual value guarantees;
•the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate at the lease commencement date is used. The incremental borrowing rate is determined by examining the interest rates the Company would need to pay to obtain financing and takes into account factors such as the characteristics and location of the asset, collateral, and applicable market terms and conditions. After the initial measurement, the lease liability balance will increase with interest accretion over time and subsequently be reduced by lease payments.
Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is recognized as interest expense over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 108

Notes to the Consolidated Financial Statements
The lease term is the non-cancellable term of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. As part of this assessment, judgment is applied and all relevant factors are considered that create an economic incentive to exercise the renewal.
The Company leases various items of real estate, vehicles and other equipment. Rental contracts are typically written for fixed periods but may have extension or termination options.
Company as a Lessor
When functioning as a lessor, the Company assesses whether a lease is a finance lease or an operating lease at lease inception. Leases in which there is no transfer of substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Lease payments received are recognized under operating leases as income on a straight-line basis over the lease terms in the Consolidated Statements of Income.
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
at fair value. Payments to settle the acquisition date fair value of contingent consideration are presented as financing activities on the statement of cash flows; any payments in excess of the acquisition date fair value are presented as operating activities.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 109

Notes to the Consolidated Financial Statements
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
Amortization expense related to developed technology and patent and license rights that have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements acquired in a business combination is recorded in operating expense under acquisition-related intangible amortization. Amortization expense for intangible assets not acquired in a business combination is recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.
We dispose of the gross carrying amount and accumulated amortization of fully amortized intangible assets from historic business combinations once they are considered fully integrated into our business.
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
impairment exist. We have elected to perform our annual test for indications of impairment as of October 1st of each year.
Following the annual impairment tests for the years ended December 31, 2024, 2023 and 2022, goodwill has not been impaired.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 110

Notes to the Consolidated Financial Statements
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
Investments are evaluated periodically, or when impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of the security. This evidence includes, but is not limited to, the following:
•adverse financial conditions of a specific issuer, segment, industry, region or other variables;
•the length of time and the extent to which the fair value has been less than cost; and
•the financial condition and near-term prospects of the issuer.
We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other-than-temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment to its estimated fair value would be recorded in operating expense. Investment impairments recorded during the year ended December 31,
2024 are discussed in Note 10 "Investments."
Variable Interest Entities
At the inception of each arrangement, we evaluate whether we have made an investment in an entity that is considered a variable interest entity (VIE) or if we hold other variable interests in an arrangement that is considered a variable interest entity. We consolidate VIEs when we are the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that, in either case, could potentially be significant to the VIE. Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 111

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
market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset.
Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 112

Notes to the Consolidated Financial Statements
4. Revenue
Nature of Goods and Services
Our revenues are reported net of sales and value added taxes, estimated rebates and returns and mainly come from consumable and instrumentation product sales, with a smaller portion from services, intellectual property, and technology sales. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. From time to time, we enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices.
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
We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and, in most cases, not exceeding one year and therefore, contracts do not contain a significant financing component.
Consumable and Related Revenues
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
Related Revenues: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and, over the last three years, has accounted for between 8-10% of our net sales.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 113

Notes to the Consolidated Financial Statements
SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example, based on usage.
Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses is recognized at the later of when the software is made available to the customer or the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/
support are provided, generally over the life of the license. Revenues from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
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
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and, over the last three years, has accounted for between 11-12% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument, which is predominantly at the time of delivery or upon customer acceptance, where applicable. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 114

Notes to the Consolidated Financial Statements
Contract Estimates
The majority of our revenue is derived from (i) contracts with an original expected length of one year or less and (ii)
contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2024, we have $72.0 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
Excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, revenue expected to be recognized in any future year related to remaining performance obligations is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet.
Contract assets as of December 31, 2024 and 2023 totaled $14.5 million and $15.0 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and are primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of
December 31, 2024 and 2023, contract liabilities totaled $88.8 million and $82.1 million, respectively, of which $70.8 million and $66.4 million, respectively, is included in accrued and other current liabilities and $18.0 million and $15.7 million, respectively, is included in other long-term liabilities. During the years ended December 31, 2024 and 2023, we satisfied the associated performance obligations and recognized revenue of $75.5 million and $66.8 million, respectively, related to advance customer payments previously received.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 115

Notes to the Consolidated Financial Statements
Disaggregation of Revenue
We disaggregate our revenue based on product type and customer class as shown below for the years ended
December 31, 2024, 2023 and 2022:

(in thousands)	2024	2023	2022

Consumables and related revenues	$1,005,982	$951,366	$1,029,791
Instruments	72,583	84,111	96,436
Molecular Diagnostics	1,078,565	1,035,477	1,126,227

Consumables and related revenues	754,257	774,847	859,133
Instruments	145,392	154,987	156,158
Life Sciences	899,649	929,834	1,015,291
Total net sales	$1,978,214	$1,965,311	$2,141,518
Additionally, we disaggregate our revenue based on the product categories as shown below for the years ended
December 31, 2024, 2023 and 2022:

(in thousands)	2024	2023	2022

Sample technologies	$642,031	$662,991	$796,932
Diagnostic solutions	748,888	697,630	660,879
PCR / Nucleic acid amplification	300,468	300,204	390,804
Genomics / NGS	233,608	238,910	224,797
Other	53,219	65,576	68,106
Total net sales	$1,978,214	$1,965,311	$2,141,518
Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 116

Notes to the Consolidated Financial Statements
5. Acquisitions
We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as our sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products;
use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2023 Business Combination
On January 3, 2023, we acquired 100% of the shares of Verogen, Inc., a leader in the use of next-generation sequencing
(NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 and based in San Diego, California, supports the global human identification community with
NGS tools and professional services to help resolve criminal and missing-persons cases. The cash consideration, net of cash acquired was $149.5 million. The acquisition is not significant to the overall consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.
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
operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 117

Notes to the Consolidated Financial Statements
6. Exit Costs and Impairments
2024 Efficiency Program
In 2024, we commenced initiatives to improve the overall efficiency and profitability of the Company. One of these initiatives was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems. Following this decision, we are refocusing resources and efforts on developing and commercializing other innovative solutions within our portfolio. Overall, the initiatives include activities to improve global efficiency through targeted measures to reduce hierarchies and drive increased digitalization and automation for improved resource allocation and profitable growth. The costs for the 2024 program largely included non-
cash charges for impairment of long-lived assets and, to a lesser extent, cash-settled charges for employee-related costs and facility exit and other costs, including contract termination costs.
A summary of the liability, which is recorded in accrued and other current liabilities in the accompanying consolidated balance sheet, as of December 31, 2024 is as follows:

(in thousands)	Employee-related costs	Exit and other costs	Total

Costs incurred	$30,205	$60,287	$90,492
Cash payments	(7,949)	(27,838)	(35,787)
Non-cash settlements	—	(6,423)	(6,423)
Foreign currency translation adjustment	(421)	454	33
Liability at December 31, 2024	$21,835	$26,480	$48,315
Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 118

Notes to the Consolidated Financial Statements
The following is a summary of all charges related to the 2024 program recorded in the consolidated statement of income for the year ended December 31, 2024.

Classification and Type of Charge (in thousands)	Year Ended December 31, 2024

Cost of sales:
Exit costs, including contract termination costs	$43,355
Employee-related costs	8,204
Intangible asset impairments	133,738
Inventories	93,473
Property, plant and equipment impairments	16,288
Total costs in cost of sales	$295,058

Restructuring, acquisition, integration and other, net:
Exit costs	$16,932
Employee-related costs	22,001
Property, plant and equipment impairments	46,351
Other asset write-downs	4,569
Intangible asset impairments	1,536
Total costs in restructuring, acquisition, integration and other, net	$91,389
Total costs	$386,447
Following the decision to discontinue the NeuMoDx system, we wrote-off all NeuMoDx related inventory that was not expected to be sold by the ultimate date of phase out in mid-2025.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 119

Notes to the Consolidated Financial Statements
Following an impairment test performed under ASC 360 Property, Plant and Equipment, certain long-lived assets were fully impaired. The impairment test considered the estimated future cash flows of the NeuMoDx asset group, the lack of alternative use for the long-lived assets and no value recoverable in a market disposal. As a result, impairments were recorded for assets under construction, machinery and equipment and computer software. Intangible asset impairments included the impairment of developed technology related to the NeuMoDx system, the termination of licenses which were used exclusively in connection with this system and in-process research and development acquired in the acquisition of
NeuMoDx in 2020.
Outside of the NeuMoDx asset group, other long-lived assets, including property, plant and equipment and intangible assets, were impaired as a result of actions taken in implementing the efficiency program. Such impairments primarily related to software applications and platforms and related development projects as well as a license agreement which were abandoned and ceased to be used during the year and determined by management to have no alternative use or salvage value.
We anticipate total program costs of approximately $400.0 million upon the completion of the program in 2025, with
$15.0 million to $20.0 million of additional costs to be incurred in 2025 primarily for employee-related and other exit costs.
2022 Restructuring
During the fourth quarter of 2022, we initiated a restructuring plan to discontinue our third-party instrument service business and realign certain management positions and personnel in order to improve the overall management structure.
The below table shows the pre-tax restructuring charges recorded in 2023 and 2022 in the accompanying consolidated statements of income. No charges were incurred in 2024 related to this program.

(in thousands)	2023	2022

Cost of sales	$—	$391
Restructuring, acquisition, integration and other, net	6,948	4,612
Total restructuring charges	$6,948	$5,003
Cost of sales charges in 2022 were for inventory write-downs.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 120

Notes to the Consolidated Financial Statements
A summary of the restructuring liability, which is recorded in accrued and other current liabilities in the accompanying consolidated balance sheets, as of December 31, 2024 and 2023 is as follows:

(in thousands)	Employee-related costs	Exit and other costs	Total

Liability at December 31, 2022	$4,145	$494	$4,639
Cost incurred in 2023	7,457	160	7,617
Release of accruals	(662)	(7)	(669)
Cash payments	(3,667)	(500)	(4,167)
Foreign currency translation adjustment	137	—	137
Liability at December 31, 2023	$7,410	$147	$7,557
Release of accruals	(941)	(52)	(993)
Cash payments	(5,898)	(94)	(5,992)
Foreign currency translation adjustment	(263)	(1)	(264)
Liability at December 31, 2024	$308	$—	$308
No further charges related to this program are expected to be incurred in 2025.
7. Short-Term Investments
Short-term investments are highly liquid deposits and fixed-income securities denominated in U.S. dollars and euros due from financial and nonfinancial institutions. As of December 31, 2024 and 2023, short-term investments were as follows:

(in thousands)	2024	2023

Money market deposits	$380,584	$308,675
Commercial paper	108,853	81,023
Total short-term investments	$489,437	$389,698
Money market deposits are interest-bearing deposit accounts, valued at cost with interest income accrued as earned. All instruments are classified as current assets in the accompanying balance sheet as they have an original maturity of less than one year. Interest income is determined using the effective interest rate method.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 121

Notes to the Consolidated Financial Statements
Investments in commercial paper, a marketable debt security, are classified as available for sale investments and are carried at amortized cost, which approximates fair market value. Interest income is calculated and accrued using the effective interest method.
8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2024 and 2023:

(in thousands)	Notes	2024	2023

Income taxes receivable	(17)	$46,563	$60,639
Prepaid expenses		41,772	44,854
Other receivables		31,326	38,177
Fair value of derivative instruments	(14)	23,604	43,230
Value added tax		17,291	19,911
Contract assets	(4)	14,525	15,039
Cash collateral	(14)	3,246	87,666
Total prepaid expenses and other current assets		$178,327	$309,516

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 122

Notes to the Consolidated Financial Statements
9. Property, Plant and Equipment
Property, plant and equipment as of December 31, 2024 and 2023 were as follows:

(in thousands)	Estimated useful lives (in years)	2024	2023

Land		$24,937	$26,239
Buildings and improvements	up to 60	381,506	382,836
Machinery and equipment	3-15	284,161	309,930
Computer software	3-20	274,844	267,572
Furniture and office equipment	3-10	78,332	91,247
Construction in progress		226,155	203,978
Total property, plant and equipment		1,269,935	1,281,802
Less: Accumulated depreciation and amortization		(516,324)	(516,765)
Total property, plant and equipment, net		$753,611	$765,037
During 2024, we incurred impairments in connection with the program discussed in Note 6 "Exit Costs and Impairments."
For the year ended December 31, 2024, construction in progress primarily includes amounts related to projects to expand production lines and increase capacity of manufacturing as well as ongoing software development projects. For the years ended December 31, 2024 and 2023, interest capitalized in connection with these projects totaled $2.6 million and
$1.2 million, respectively. No significant interest was capitalized for the year ended December 31, 2022.
For the years ended December 31, 2024, 2023 and 2022, depreciation and amortization expense totaled $91.5 million,
$85.6 million and $89.5 million, respectively. For the years ended December 31, 2024, 2023 and 2022, amortization related to computer software to be sold, leased or marketed totaled $13.0 million, $11.7 million and $10.8 million, respectively. As of December 31, 2024 and 2023, the unamortized balance of computer software to be sold, leased or marketed was $106.9 million and $97.9 million, respectively.
Repairs and maintenance expense was $17.8 million, $19.3 million and $16.8 million in 2024, 2023 and 2022, respectively.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 123

Notes to the Consolidated Financial Statements
10. Investments
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments and included in other long-term assets in the accompanying consolidated balance sheets is as follows:

(in thousands)	Ownership percentage	Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
		2024	2023	2024	2023	2022

TVM Life Science Ventures III	3.10%	$11,807	$7,198	$1,916	$947	($901)
PreAnalytiX GmbH	50.00%	3,965	3,422	4,344	4,977	4,377
Suzhou Fuda Business Management and Consulting Partnership	33.67%	2,469	2,581	(44)	49	—
Apis Assay Technologies Ltd	19.90%	—	2,408	(433)	(1,694)	389
Actome GmbH	12.50%	—	586	(163)	(216)	(201)
Hombrechtikon Systems Engineering AG(1)	19.00%	(193)	(275)	100	100	94
Total		$18,048	$15,920	$5,720	$4,163	$3,758
(1) This investment is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2024 to the extent that we are committed to fund losses.
During 2024, impairment charges totaling $2.4 million were recorded in other (expense) income, net in the accompanying consolidated statement of income. The investments in Apis Assay Technologies Ltd and Actome GmbH were fully impaired due to adverse changes in the investees' solvency indicating that the carrying value was no longer recoverable.
TVM Life Science Ventures III (TVM) is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During the years ended December 31, 2024,
2023 and 2022, we made cash payments to TVM of $2.7 million, $2.4 million and $1.1 million, respectively. As of
December 31, 2024, our remaining unfunded commitment to TVM was $4.1 million through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.
During the years ended December 31, 2024, 2023 and 2022, dividends received from PreAnalytix GmbH totaled $3.6 million, $9.1 million and $7.5 million, respectively. These dividends are a return on investment and therefore classified as

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 124

Notes to the Consolidated Financial Statements
cash flows from operating activities and included in other items, net including fair value changes in derivatives in the accompanying consolidated statements of cash flows.
As of December 31, 2024, four of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance.
Therefore, these investments are not consolidated. As of December 31, 2024, these investments had a total net carrying value of $11.6 million, of which $11.8 million, representing our maximum exposure to loss, is included in other long-term assets and $0.2 million is included in other long-term liabilities in the accompanying consolidated balance sheet. As of
December 31, 2023, these investments totaled $9.9 million, of which $10.2 million is included in other long-term assets and $0.3 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2024 and 2023, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $4.3 million and $4.4 million, respectively, which are included in other long-term assets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method for the years ended December 31,
2024 and 2023 are as follows:

(in thousands)	2024	2023

Balance at beginning of year	$4,435	$5,329
Impairments	(250)	(4,158)
Cash investments in equity securities, net	342	491
Shares received in exchange for services performed	—	2,604
Foreign currency translation adjustments	(244)	169
Balance at end of year	$4,283	$4,435
Impairments during 2024 and 2023 were recorded to other (expense) income, net in the accompanying consolidated statements of income. In 2024, an investment value declined following an observable change in price of the underlying investment and in 2023, there was an adverse change in an investee's solvency that indicated that the carrying value was no longer recoverable.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 125

Notes to the Consolidated Financial Statements
11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2024 and 2023:

(in thousands)	Weighted average life (in years)	2024		2023
		Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Patent and license rights	9.94	$169,436	($125,465)	$202,785	($127,163)
Developed technology	11.20	646,554	(414,699)	798,571	(447,989)
Customer base, trademarks, and non-compete agreements	11.97	180,887	(152,898)	212,285	(173,438)
Total amortized intangible assets	11.13	$996,877	($693,062)	$1,213,641	($748,590)
Unamortized intangible assets:
In-process research and development		$—		$61,770
Goodwill		2,425,418		2,475,732
Total unamortized intangible assets		$2,425,418		$2,537,502
In 2024 and 2023, fully amortized intangible assets with a gross carrying amount of $93.7 million and $87.3 million, respectively, were retired.
During 2024, $6.4 million of in-process research and development was completed and transferred to developed technology to be amortized over the estimated useful life of the asset and $55.0 million of in-process research and development was impaired in connection with the discontinuation of NeuMoDx, further discussed in Note 6 "Exit Costs and
Impairments."

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 126

Notes to the Consolidated Financial Statements
The changes in intangible assets, net excluding goodwill for the years ended December 31, 2024 and 2023 are as follows:

(in thousands)	2024	2023

Balance at beginning of year	$526,821	$544,796
Additions	3,496	11,077
Additions from acquisitions	—	58,000
Amortization	(84,869)	(93,755)
Impairments	(135,274)	—
Foreign currency translation adjustments	(6,359)	6,703
Balance at end of year	$303,815	$526,821
In 2024, $135.3 million of intangible assets were impaired in connection with the discontinuation of NeuMoDx, further discussed in Note 6 "Exit Costs and Impairments."
Amortization expense on intangible assets totaled approximately $84.9 million, $93.8 million and $93.7 million, respectively, for the years ended December 31, 2024, 2023 and 2022. Amortization of intangibles for the next five years for the years ended December 31 is expected to be approximately:

(in thousands)

2025	$67,207
2026	$59,803
2027	$54,138
2028	$47,082
2029	$17,181
Cash paid for purchases of intangible assets during the year ended December 31, 2024 totaled $4.1 million, of which
$3.5 million is related to current year cash payments for intangible assets, $0.4 million is related to current year payments for assets that were accrued as of December 31, 2023 and $0.2 million is for prepayments recorded in other long-term assets in the accompanying balance sheet.
Cash paid for purchases of intangible assets during the year ended December 31, 2023 totaled $13.1 million which includes $10.8 million of cash paid for current year additions and $2.3 million of payments for assets that were accrued as of December 31, 2022.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 127

Notes to the Consolidated Financial Statements
The changes in goodwill for the years ended December 31, 2024 and 2023 are as follows:

(in thousands)	2024	2023

Balance at beginning of year	$2,475,732	$2,352,569
Business combinations	—	95,136
Purchase adjustments	—	(4,350)
Foreign currency translation adjustments	(50,314)	32,377
Balance at end of year	$2,425,418	$2,475,732
During 2024, the change in goodwill due to foreign currency translation adjustments resulted from changes in the exchange rates of the euro, Swiss franc and Australian dollar. The changes in goodwill during 2023 resulted from the
January 2023 acquisition of Verogen, Inc. and foreign currency translation adjustments from rate movements in the euro,
Swiss franc and British pound.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 128

Notes to the Consolidated Financial Statements
12. Leases
We have operating leases primarily for real estate. The leases generally have terms which range from one to 20 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31,
2024 and 2023, options to early terminate have not been recognized as part of the right-of-use assets and lease liabilities.
Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the years ended December 31, 2024 and 2023, amounts recorded as variable lease payments not included in the operating lease liability were not material.
When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments. All operating lease expense is recognized on a straight-line basis over the lease term. For the years ended December 31, 2024 and 2023, we recognized $30.6 million and $28.6 million in total lease costs, respectively.
Supplemental balance sheet and other information related to operating leases as of December 31, 2024 and 2023 are as follows:

(in thousands, except lease term and discount rate)	Location in consolidated balance sheet	2024	2023

Operating lease right-of-use assets	Other long-term assets	$116,238	$105,240

Current operating lease liabilities	Accrued and other current liabilities	$24,335	$22,268
Long-term operating lease liabilities	Other long-term liabilities	$96,658	$79,063

Weighted average remaining lease term		7.38 years	6.80 years
Weighted average discount rate		3.31%	2.85%
Supplemental cash flow information related to operating leases for the years ended December 31, 2024 and 2023 is as follows:

(in thousands)	2024	2023

Cash paid for operating leases included in cash flows from operating activities	$27,306	$29,300
Operating lease right-of-use assets obtained in exchange for lease obligations	$44,219	$30,911

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 129

Notes to the Consolidated Financial Statements
Future operating lease payments as of December 31, 2024 are as follows:

Years ending December 31, (in thousands)

2025	$27,056
2026	23,052
2027	19,156
2028	14,535
2029	9,216
Thereafter	42,327
Total lease payments	135,342
Less: Imputed interest	(14,349)
Total	$120,993
As of December 31, 2024, we had entered into an operating lease agreement for a research and development and manufacturing facility that commences in 2025. The lease involves future undiscounted lease payments totaling $31.4 million over 21 years.
We had not entered into any material finance leases as of December 31, 2024 and 2023.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 130

Notes to the Consolidated Financial Statements
13. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2024 and 2023 consist of the following:

(in thousands)	Notes	2024	2023

Payroll and related accruals		$85,579	$81,377
Other liabilities	(6)	82,671	62,819
Deferred revenue	(4)	70,827	66,432
Accrued expenses		51,673	70,007
Income taxes payable	(17)	24,946	12,475
Operating lease liabilities	(12)	24,335	22,268
Accrued contingent consideration and milestone payments	(15)	20,650	18,359
Cash collateral	(14)	16,790	5,440
Fair value of derivative instruments	(14)	13,753	49,774
Accrued interest on long-term debt	(16)	10,554	8,518
Accrued royalties	(20)	5,098	9,699
Total accrued and other current liabilities		$406,876	$407,168

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 131

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
As of December 31, 2024, cash collateral positions consisted of $16.8 million recorded in accrued and other current liabilities and $3.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2023, we had cash collateral positions consisting of $5.4 million recorded in accrued and other current liabilities and $87.7 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total of $331.1 million as described in Note 16 "Debt." Of the $331.1 million, €109.5 million remained outstanding and designated as the hedging instrument as of December 31, 2023 against a portion of our euro net investments in our foreign operations.
As further described in Note 16, two tranches of the 2017 Schuldschein matured and were paid in June 2024. As a result, as of December 31, 2024, €14.5 million remained designated as a hedging instrument. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 16, and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations.
The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2024 and 2023 is $10.7 million and $35.2 million, respectively.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 132

Notes to the Consolidated Financial Statements
Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2024 and 2023.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of December 31, 2024 and 2023, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of December 31, 2024, we expect approximately $0.9 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the hedged item.
We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In September 2022, we entered into five cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. In November 2024, we settled these cross-currency interest rate swaps and as a result, reclassified $5.4 million of derivative losses included in accumulated other comprehensive loss to income in other (expense) income, net in the accompanying consolidated statement of income. In November 2024, we entered into eight new cross-currency interest rate swaps with various maturities through 2026 for a total notional amount of
CHF 280.0 million which qualify for hedge accounting as cash flow hedges.
We determined that no ineffectiveness exists related to the remaining swaps. As of December 31, 2024 and 2023, interest receivables of $3.2 million and $8.4 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 133

Notes to the Consolidated Financial Statements
Derivatives Not Designated as Hedging Instruments
Call Options
Prior to 2024, we entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes which were due in 2023 and 2024 and which are more fully described in Note 16 "Debt." As of December 31, 2024, all remaining call options had expired unexercised. In these transactions, the Call Options addressed the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the cash convertible notes.
Accordingly, the derivative was presented as either current or long-term based upon the classification of the related debt.
Aside from the initial payment of premiums for the Call Options, we were not required to make any cash payments under the Call Options. We were, however, entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeded the exercise price of the Call
Options during the relevant valuation period. The exercise price under the Call Options was equal to the conversion price of the cash convertible notes.
The Call Options, for which our common stock was the underlying security, were derivative assets that required mark-to-
market accounting treatment. The Call Options were measured and reported at fair value on a recurring basis within Level
2 of the fair value hierarchy. The change in fair value was recognized immediately in our consolidated statements of income in other (expense) income, net.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes due 2023 and 2024 discussed in Note 16
"Debt" was required to be separated from the cash convertible notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other (expense) income, net until the cash conversion option settled or expired. The embedded cash conversion option was measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy.
Because the terms of the cash convertible notes' embedded cash conversion option were substantially similar to those of the
Call Options, discussed above, we expected the effect on earnings from these two derivative instruments to mostly offset each other. In November 2024, the Cash Convertible Notes due 2024 were repaid at maturity, and the related Call
Options expired unexercised as described in Note 16, resulting in a $1.4 million gain recognized in other (expense)
income, net in the accompanying consolidated statement of income. In September 2023, the Cash Convertible Notes due
2023 and the related Call Options have been settled as described in Note 16, and we recognized a gain of $0.9 million in other (expense) income, net in the accompanying consolidated statement of income.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 134

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
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $645.7 million at December 31, 2024 and expire at various dates through July 2025. At December 31, 2023, these arrangements had an aggregate notional value of $590.9 million, which expired at various dates through September
2024. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following tables summarize the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2024 and 2023:

(in thousands)	2024		2023
	Current asset	Long-term asset	Current asset	Long-term asset

Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$17,843	$3,174	$—	$3,083
Total derivative instruments designated as hedges	17,843	3,174	—	3,083

Undesignated derivative instruments
Equity options	—	—	39,759	—
Foreign exchange forwards and options	5,761	—	3,471	—
Total undesignated derivative instruments	5,761	—	43,230	—
Total derivative assets	$23,604	$3,174	$43,230	$3,083

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 135

Notes to the Consolidated Financial Statements

(in thousands)	2024		2023
	Current liability	Long-term liability	Current liability	Long-term liability

Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$—	$—	$—	($98,908)
Total derivative instruments designated as hedges	—	—	—	(98,908)

Undesignated derivative instruments
Cash convertible notes embedded conversion option	—	—	(39,830)	—
Foreign exchange forwards and options	(13,752)	—	(9,944)	—
Total undesignated derivative instruments	(13,752)	—	(49,774)	—
Total derivative liabilities	($13,752)	$—	($49,774)	($98,908)
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 136

Notes to the Consolidated Financial Statements
Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2024,
2023 and 2022:

(in thousands)	2024	2023	2022
	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net

Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	($739)	($5,711)	$6,741

Gains (losses) on derivatives in cash flow hedges:
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive loss	($24,689)	$66,600	$21,940
Amounts excluded from effectiveness testing	—	—	—

Gains (losses) on derivatives in fair value hedges:
Interest rate contracts
Hedged item	—	—	1,971
Derivatives designated as hedging instruments	—	—	(1,971)

Gains (losses) on derivatives not designated as hedging instruments:
Equity options	(39,759)	(182,011)	(130,801)
Cash convertible notes embedded cash conversion option	39,830	182,802	131,227
Foreign exchange forwards and options	(8,399)	(8,610)	72,641

Total (losses) gains on derivative instruments	($33,017)	$58,781	$95,007

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 137

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
own assumptions.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

(in thousands)	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents	$399,917	$—	$—	$399,917	$481,360	$9,982	$—	$491,342
Short-term investments	—	—	—	—	—	81,023	—	81,023
Non-marketable equity securities	—	—	4,283	4,283	—	—	4,435	4,435
Equity options	—	—	—	—	—	39,759	—	39,759
Foreign exchange forwards and options	—	5,761	—	5,761	—	3,471	—	3,471
Interest rate contracts - cash flow hedge	—	21,017	—	21,017	—	3,083	—	3,083
Total financial assets	$399,917	$26,778	$4,283	$430,978	$481,360	$137,318	$4,435	$623,113
Liabilities:
Cash convertible notes embedded conversion option	$—	$—	$—	$—	$—	($39,830)	$—	($39,830)
Foreign exchange forwards and options	—	(13,752)	—	(13,752)	—	(9,944)	—	(9,944)
Interest rate contracts - cash flow hedge	—	—	—	—	—	(98,908)	—	(98,908)
Contingent consideration	—	—	(20,650)	(20,650)	—	—	(18,359)	(18,359)
Total financial liabilities	$—	($13,752)	($20,650)	($34,402)	$—	($148,682)	($18,359)	($167,041)

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 138

Notes to the Consolidated Financial Statements
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of cash equivalents and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the cash convertible notes discussed in
Note 16 "Debt," which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured during the years ended
December 31, 2024 and 2023 classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2024.
In determining fair value for Level 2 instruments, we apply a market approach using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly traded debt with a corresponding rating. The Level 2 derivative financial instruments included the Call Options asset and the embedded conversion option liability on the cash convertible notes.
See Note 16 "Debt" and Note 14 "Derivatives and Hedging" for further information. The derivatives were not actively traded and were valued based on an option pricing model that used observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments was substantially mitigated.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the years ended December 31, 2024 and 2023.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique or the probability-
weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met, such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 139

Notes to the Consolidated Financial Statements
(between 6.5% and 6.6%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
In connection with a previous business combination, we have contingent consideration liabilities with Level 3 inputs. The following table summarizes the activity for the years ended December 31, 2024 and 2023:

(in thousands)	2024	2023

Balance at beginning of year	($18,359)	($18,088)
Changes in fair value	(2,291)	(271)
Balance at end of year	($20,650)	($18,359)
As of December 31, 2024 and 2023, $20.7 million and $18.4 million, respectively, was accrued for contingent consideration and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.
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
The fair values of the financial instruments are presented in Note 16 "Debt" and were determined as follows:
Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the
Convertible Notes due in 2027 and 2031.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the years ended December 31, 2024 and 2023 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 140

Notes to the Consolidated Financial Statements
16. Debt
At December 31, 2024 and 2023, total long-term debt, net of debt issuance costs of $7.9 million and $4.0 million, respectively, consists of the following:

(in thousands)	2024	2023

1.000% Senior Unsecured Cash Convertible Notes due 2024	$—	$483,019
0.000% Senior Unsecured Convertible Notes due 2027	498,402	497,869
2.500% Senior Unsecured Convertible Notes due 2031	494,421	—
German Private Placement (2017 Schuldschein)	15,050	120,956
German Private Placement (2022 Schuldschein)	383,675	407,950
Total long-term debt	1,391,548	1,509,794
Less: Current portion	53,481	587,970
Long-term portion	$1,338,067	$921,824
The notes are all unsecured obligations that rank pari passu.
Repayments of long-term debt for the years ended December 31, 2024, 2023 and 2022 consisted of:

(in thousands)	2024	2023	2022

German Private Placement (2017 Schuldschein)	$101,536	$—	$153,003
1.000% Senior Unsecured Cash Convertible Notes due 2024	500,000	—	—
0.500% Senior Unsecured Cash Convertible Notes due 2023	—	400,000	—
3.75% Series B Senior Notes due October 16, 2022	—	—	300,000
3.90% Series C Senior Notes due October 16, 2024	—	—	27,000
Total repayment of long-term debt	$601,536	$400,000	$480,003

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 141

Notes to the Consolidated Financial Statements
The principal amount, carrying amount and fair values of long-term debt instruments as of December 31, 2024 and 2023 are summarized below:

(in thousands)	2024
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
				Amount	Leveling

Convertible Notes due 2027	$500,000	($1,598)	$498,402	$475,835	Level 1
Convertible Notes due 2031	500,000	(5,579)	494,421	511,150	Level 1
German Private Placement (2017 Schuldschein)	15,069	(19)	15,050	14,560	Level 2
German Private Placement (2022 Schuldschein)	384,393	(718)	383,675	380,180	Level 2
	$1,399,462	($7,914)	$1,391,548	$1,381,725

(in thousands)	2023
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
				Amount	Leveling

Cash Convertible Notes due 2024	$500,000	($16,981)	$483,019	$513,500	Level 1
Convertible Notes due 2027	500,000	(2,131)	497,869	453,185	Level 1
German Private Placement (2017 Schuldschein)	121,009	(53)	120,956	118,978	Level 2
German Private Placement (2022 Schuldschein)	408,846	(896)	407,950	401,684	Level 2
	$1,529,855	($20,061)	$1,509,794	$1,487,347

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 142

Notes to the Consolidated Financial Statements
Future maturities of long-term debt stated at the carrying values as of December 31, 2024 are as follows:

Years ending December 31, (in thousands)

2025	$53,481
2026	—
2027	608,380
2028	—
2029	145,189
Thereafter	584,498
$1,391,548
Interest expense on long-term debt was $42.6 million, $52.4 million and $55.1 million for the years ended December 31,
2024, 2023 and 2022, respectively.
Interest expense for the years ended December 31, 2024, 2023 and 2022 related to the 2031 Notes, 2027 Notes and cash convertible notes was comprised of the following:

(in thousands)	2024	2023	2022

Coupon interest	$8,604	$4,169	$7,000
Amortization of original issuance discount	16,075	27,341	30,170
Amortization of debt issuance costs	1,690	2,328	2,593
Total interest expense related to the convertible notes	$26,369	$33,838	$39,763

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 143

Notes to the Consolidated Financial Statements
Convertible Notes due 2031
On September 10, 2024, we issued 2.50% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.50% per annum payable semi-
annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million.
Debt issuance costs are amortized to interest expense over the term of the 2031 Notes. The effective interest rate of the
2031 Notes is 2.68%.
The 2031 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of
3,124.3702 shares per $200,000 principal amount of notes (which represents an initial conversion price of $64.0129 per share or 7.8 million underlying shares). Following the January 2025 synthetic share repurchase discussed in Note 18
"Equity," the adjusted conversion rate became 3,123.9066 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $64.0224. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2031 Notes may be redeemed at the option of each noteholder at their principal amount on September 10, 2029 or in connection with a change of control or delisting event.
The 2031 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after October 21, 2024 through March 9,
2031:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 144

Notes to the Consolidated Financial Statements
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or
•if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 10, 2031 and ending on the 45th business day prior to September 10, 2031.
No contingent conversion conditions were triggered for the 2031 Notes as of December 31, 2024.
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
The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of
2,477.65 shares per $200,000 principal amount of notes (which represented an initial conversion price of $80.7218 per share or 6.2 million underlying shares). The conversion rate was adjusted to 2,475.26 following the January 2024 synthetic share repurchase, and following the January 2025 synthetic share repurchase discussed in Note 18 "Equity," the conversion rate was further adjusted to 2,474.89 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $80.8116. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 145

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
The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.
No contingent conversion conditions were triggered for the 2027 Notes as of December 31, 2024 or December 31,
2023.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 146

Notes to the Consolidated Financial Statements
Cash Convertible Notes due 2023 and 2024
In November 2024, we repaid at maturity $500.0 million of Cash Convertible Senior Notes (2024 Notes) that had been issued on November 13, 2018 with net proceeds of $468.9 million after payment of the net cost of the Call Spread
Overlay and transaction costs.
In September 2023, we repaid at maturity $400.0 million of Cash Convertible Senior Notes (2023 Notes) that had been issued on September 13, 2017 with net proceeds of $365.6 million after payment of the net cost of the Call Spread
Overlay and transaction costs.
Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the cash convertible notes, we entered into privately negotiated hedge transactions (Call
Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options were intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the cash convertible notes. The Call Options are derivative financial instruments and are discussed further in Note 14 "Derivatives and
Hedging." The Warrants are equity instruments and are further discussed in Note 18 "Equity."
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
In connection with the repayment of the 2023 Notes, we received $36.8 million in cash upon the exercise of Call Options in 2023. In the same transaction, we paid $36.8 million for the intrinsic value of the 2023 Notes' embedded conversion option. The Call Options related to the 2024 Notes expired unexercised in November 2024.
The Warrants that were issued with our cash convertible notes could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised. All
Warrants related to the 2024 Notes and 2023 Notes expired unexercised in November 2024 and September 2023, respectively, upon maturity.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 147

Notes to the Consolidated Financial Statements
German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. The 2017 Schuldschein consisted of one U.S. dollar and several euro-denominated tranches. In June 2024, we repaid a total of $101.5 million at maturity of two tranches as shown in the table below. In October 2022, we repaid $153.0 million for four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2024 totaled $1.1 million of unrealized gain and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
A summary of the tranches is as follows:

			Carrying value (in thousands) as of December 31,
Notional amount	Interest rate	Maturity	2024	2023

€64.0 million	Fixed 1.09%	June 2024	$—	$70,704
€31.0 million	Floating EURIBOR + 0.7%	June 2024	—	34,247
€14.5 million	Fixed 1.61%	June 2027	15,050	16,005
			$15,050	$120,956
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
carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2024 totaled
$11.8 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 148

Notes to the Consolidated Financial Statements
A summary of the tranches is as follows:

			Carrying value (in thousands) as of December 31,
Notional amount	Interest rate	Maturity	2024	2023

€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$53,481	$56,836
€62.0 million	Fixed 2.741%	July 2027	64,323	68,388
€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	30,605	32,539
€37.0 million	Fixed 3.044%	July 2029	38,371	40,803
€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	106,818	113,586
€9.5 million	Fixed 3.386%	July 2032	9,849	10,475
€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	7,776	8,269
€70.0 million	Fixed 3.04%	August 2035	72,452	77,054
			$383,675	$407,950
Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2024 total €413.0 million (approximately $429.1 million).
This includes a €400.0 million syndicated revolving credit facility expiring December 2029 and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR, offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. Commitment fees of $0.8 million and $0.9 million were paid for years ended December 31, 2024 and 2023, respectively. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at December 31, 2024. The credit facilities are for general corporate purposes and no amounts were utilized at
December 31, 2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 149

Notes to the Consolidated Financial Statements
17. Income Taxes
Income before income tax expense for the years ended December 31, 2024, 2023 and 2022 consisted of:

(in thousands)	2024	2023	2022

Pretax income in the Netherlands	$20,624	$63,676	$61,431
Pretax income from foreign operations	100,523	366,133	451,170
Total income before income tax expense	$121,147	$429,809	$512,601
Income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands)	2024	2023	2022

Current:
The Netherlands	$14,347	$11,393	$9,672
Foreign	46,250	66,382	89,321
	60,597	77,775	98,993
Deferred:
The Netherlands	9,137	(5,535)	(683)
Foreign	(32,178)	16,266	(8,920)
	(23,041)	10,731	(9,603)
Total income tax expense	$37,556	$88,506	$89,390
The Netherlands' statutory income tax rate, the income tax rate of our country of domicile, was 25.8% for the years ended
December 31, 2024, 2023 and 2022. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 150

Notes to the Consolidated Financial Statements
The principal items comprising the differences between income taxes computed at the Netherlands' statutory income tax rate and our effective tax rate for the years ended December 31, 2024, 2023 and 2022 are as follows:

(percent)	2024	2023	2022

The Netherlands' statutory income tax rate	25.8%	25.8%	25.8%
Taxation of foreign operations, net(1)	(13.5)	(7.6)	(4.9)
Unrecognized tax benefits(2)	15.9	3.1	0.9
Share-based compensation	2.8	(0.3)	(0.5)
Prior year taxes	1.2	0.3	(1.1)
Government incentives(3)	(2.8)	(1.0)	(0.5)
Changes in tax laws and rates	(0.2)	0.2	(0.2)
Tax impact from nondeductible (deductible) items	1.2	1.3	(1.9)
Valuation allowance	(0.8)	(1.8)	0.0
Other items, net	1.4	0.6	(0.2)
Effective tax rate	31.0%	20.6%	17.4%
(1)Our effective tax rate reflects our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands’ statutory income tax rate as well as the benefit of some income being partially exempt from income taxes. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. The Organization for Economic Co-operation and Development (OECD) has implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The Netherlands formally enacted the Pillar Two legislation into domestic law. We recorded $11.5 million top-up tax in relation to our operations in Dubai (United Arab
Emirates) and Poland in 2024.
(2)Unrecognized tax benefits include the impact from reassessment of accruals for tax contingencies, primarily related to ongoing taxing authority examinations.
(3)Government incentives include tax credits in the U.S. relating to research and development expense.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the
Netherlands, Germany and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the
Netherlands are potentially open back to 2012 for income tax examinations by the Netherlands taxing authority. The
German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination covering the 2017 to 2019 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ended December 31, 2021 through the

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 151

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
Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by taxing authorities for years before 2020.
Changes in the amount of unrecognized tax benefits for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands)	2024	2023	2022

Balance at beginning of year	$95,558	$79,283	$103,618
Additions based on tax positions related to the current year	9,447	9,632	9,754
Additions for tax positions of prior years	10,402	7,839	4,544
Decrease for tax position of prior years	(271)	(3,832)	(8,958)
Decrease related to settlements	(439)	(119)	(23,346)
Decrease due to lapse of statute of limitations	—	—	(580)
(Decrease) increase from currency translation	(5,770)	2,755	(5,749)
Balance at end of year	$108,927	$95,558	$79,283
At December 31, 2024 and 2023, our net unrecognized tax benefits totaled approximately $108.9 million and $95.6 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $32.5 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with taxing authorities. However, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of income tax expense.
Our policy is to recognize interest accrued related to income taxes in interest expense and penalties within income tax expense. For the years ended December 31, 2024, 2023 and 2022, we recognized expense (income) for interest and penalties of $0.8 million, ($0.4) million and ($0.4) million, respectively. At December 31, 2024 and 2023, we have accrued interest and penalties of $3.9 million and $3.3 million, respectively, which are not included in the table above.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 152

Notes to the Consolidated Financial Statements
At December 31, 2024 and 2023, in the consolidated balance sheets, we have recorded deferred tax assets of
$70.1 million and $38.6 million, respectively, in other long-term assets and deferred tax liabilities of $22.7 million and
$12.8 million, respectively, in other long-term liabilities. The components of the net deferred tax assets at December 31,
2024 and 2023 are as follows:

(in thousands)	2024	2023

Deferred tax assets:
Net operating loss and tax credit carryforwards	$33,875	$42,944
Intangible assets	47,409	30,084
Accrued and other liabilities	27,746	25,375
Share-based compensation	15,899	25,598
Property, plant and equipment	3,397	2,249
Convertible notes	1,215	2,173
Inventories	5,392	4,268
Disallowed interest carryforwards	683	1,157
Other	8,662	7,133
Total deferred tax assets before valuation allowance	144,278	140,981
Valuation allowance	(10,894)	(13,214)
Total deferred tax assets, after valuation allowance	$133,384	$127,767

Deferred tax liabilities:
Intangible assets	($41,386)	($50,723)
Property, plant and equipment	(38,900)	(46,536)
Inventories	(716)	(579)
Other	(5,010)	(4,178)
Total deferred tax liabilities	($86,012)	($102,016)

Deferred tax assets, net	$47,372	$25,751

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 153

Notes to the Consolidated Financial Statements
Before considering the impact of unrecognized tax benefits, at December 31, 2024, we had $529.1 million in total net operating loss (NOL) carryforwards which included $316.0 million for Germany, $128.5 million for the U.S., $29.8 million for the U.K., $8.7 million for the Netherlands and $46.1 million for other foreign jurisdictions. The NOL carryforwards in Germany, the Netherlands and the U.K. carryforward indefinitely. The entire NOL carryforward in the
U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code which limits the amount that can be used each year. The NOL carryforwards in the U.S. expire between 2025 and 2035. NOL carryforwards of $18.5 million in other foreign jurisdictions expire between 2025 and 2029 while the remainder can be carried forward indefinitely. There is no NOL carryforward in Germany when including the impact of unrecognized tax benefits. At December 31, 2024, tax credits total $6.0 million and expire between 2033 and 2042.
As of December 31, 2024, the valuation allowance principally relates to net operating loss carryforwards. A deferred tax asset can only be recognized to the extent it is "more likely than not" that the assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.
The changes in the valuation allowance for the years ended December 31, 2024, 2023 and 2022 were as follows:

(in thousands)	2024	2023	2022

Balance at beginning of year	($13,214)	($21,265)	($21,326)
Additions charged to income tax expense	(405)	(2,015)	(4,470)
Deductions charged to income tax expense	1,383	9,719	4,287
Currency translation	1,342	347	244
Balance at end of year	($10,894)	($13,214)	($21,265)
As of December 31, 2024, a deferred tax liability has not been recognized for residual income taxes in the Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained by our subsidiaries that would be subject to tax if distributed amounted to $1.2 billion at December 31,
2024. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have
$14.6 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2024 and 2023 of $0.7 million and $0.7 million, respectively.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 154

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
2025 Synthetic Share Repurchase
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.24 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $280.1 million was returned to shareholders through the transaction which reduced the total number of outstanding shares by 6.2 million, or 2.8%, to 216.1 million shares outstanding as of January 31, 2025.
2024 Synthetic Share Repurchase
In January 2024, we completed a capital repayment program through a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.18 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 25 existing common shares with a nominal value of EUR 1.18 each were consolidated into 24.25 new common shares with a nominal value of EUR 1.22 each. The third amendment was a reduction of the nominal value per common share from EUR 1.22 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $292.1 million was repaid to our shareholders, and the outstanding number of common shares was reduced by
6.8 million, or 3.0%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.8 million and were charged to equity during 2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 155

Notes to the Consolidated Financial Statements
Issuance and Conversion of Warrants
In connection with the issuance of the cash convertible notes as described in Note 16 "Debt," we issued Warrants as summarized in the table below. All Warrants related to the 2023 Notes and the 2024 Notes expired unexercised.

Cash convertible notes	Issued on	Number of share warrants issued (in millions)	Weighted average exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expired over a period of 50 trading days beginning on

2023 Notes	September 13, 2017	9.7	$49.9775	$45.3	June 26, 2023
2024 Notes	November 13, 2018	10.9	$50.3346	$72.4	August 27, 2024
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2024 and 2023:

(in thousands)	2024	2023

Net unrealized loss on hedging contracts, net of tax	($9,818)	($37,372)
Net unrealized gain on pension, net of tax	282	812
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2024 and 2023	(33,962)	(33,648)
Foreign currency translation adjustments	(431,041)	(363,622)
Accumulated other comprehensive loss	($474,539)	($433,830)

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 156

Notes to the Consolidated Financial Statements
19. Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.
The following schedule summarizes the information used to compute earnings per common share for the years ended
December 31, 2024, 2023 and 2022:

(in thousands, except per share data)	2024	2023	2022

Net income	$83,591	$341,303	$423,211

Weighted average number of common shares used to compute basic earnings per common share	222,619	228,146	227,577
Dilutive effect of outstanding stock options and restricted stock units	2,098	2,473	2,555
Dilutive effect of outstanding warrants	—	—	4
Weighted average number of common shares used to compute diluted earnings per common share	224,717	230,619	230,136

Outstanding stock options and awards having no dilutive effect, not included in above calculation	26	1	146
Outstanding warrants having no dilutive effect, not included in above calculation	9,531	17,562	20,556

Basic earnings per common share	$0.38	$1.50	$1.86
Diluted earnings per common share	$0.37	$1.48	$1.84
For purposes of considering the 2027 Notes and the 2031 Notes, as discussed further in Note 16 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes and the 2031 Notes were out of the money and anti-dilutive during the period from January 1, 2022 through December 31, 2024, they were excluded from the diluted earnings per common share calculations in 2022, 2023 and 2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 157

Notes to the Consolidated Financial Statements
20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $5.1 million and $9.7 million at December 31, 2024 and 2023, respectively. Royalty expense relating to these agreements amounted to $13.9 million for each of the years ended December 31, 2024 and 2023 and $15.5 million for the year ended December 31,
2022. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2024, we had commitments to purchase goods or services and to make future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments

2025	$38,232	$1,416
2026	30,701	779
2027	12,607	801
2028	1,035	601
2029	918	506
Thereafter	—	1,771
	$83,493	$5,874
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain FDA approval milestones. Milestone payments totaling $20.7 million, which represent the maximum potential payment, are included in accrued and other current liabilities in the accompanying consolidated balance sheet as of December 31, 2024. Refer to Note 15 "Financial
Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 158

Notes to the Consolidated Financial Statements
Employment Agreements
Certain of our employment contracts contain provisions which guarantee payments in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At
December 31, 2024, the commitment under these agreements totaled $9.8 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. The changes in the carrying amount of warranty obligations for the years ended December 31, 2024 and 2023 are as follows:

(in thousands)	2024	2023

Balance at beginning of year	$3,944	$4,899
Provision charged to cost of sales	2,675	3,947
Usage	(2,643)	(3,451)
Adjustments to previously provided warranties, net	(1,016)	(1,501)
Currency translation	(150)	50
Balance at end of year	$2,810	$3,944
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2024, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against
QIAGEN N.V. or its subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Litigation accruals recorded in accrued and other current liabilities as of December 31, 2024 and 2023 totaled $0.2 million and $4.8 million, respectively. As of December 31,
2024 and 2023, $4.7 million was accrued in other long-term liabilities in the accompanying consolidated balance sheets.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 159

Notes to the Consolidated Financial Statements
We are not party to any material legal proceeding as of the date of this report except for the matters listed below.
Patent Litigation
Archer DX
In 2018, ArcherDX (a company which spun out as an independent company in conjunction with QIAGEN's acquisition of
Enzymatics in 2015 and was later acquired by Invitae in 2021) and Massachusetts General Hospital (MGH) sued
QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by
ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and remain accrued as of December 31,
2024 in other long-term liabilities in the accompanying consolidated balance sheet. We filed an appeal in August 2023 after the verdict was entered.
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
Other Litigation Matters
For all other matters, a total of $0.2 million is accrued as of December 31, 2024 in accrued and other current liabilities.
The estimated range of possible losses for these other matters as of December 31, 2024 is between zero and $4.6 million.
Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued.
However, the outcome of these matters is ultimately uncertain. Any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 160

Notes to the Consolidated Financial Statements
21. Segment Information
We manage our business activities on a consolidated basis and operate as a single operating segment, focusing on the development and distribution of sample and assay technologies in the molecular diagnostics and life sciences markets. We have a common basis of organization and the single operating segment reflects the way in which our Chief Executive
Officer, who is the Chief Operating Decision Maker (CODM), evaluates the Company’s financial performance, makes decisions with regards to business operations and allocates resources based on evaluations of QIAGEN as a whole.
We are a leader in molecular research and testing solutions, and our products and services are offered globally. Our product portfolio addresses a wide range of applications and is grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services; and
•Instruments and related services, which include laboratory automation platforms, such as sample preparation systems, which streamline workflows in research and diagnostic labs.
Refer to Note 4 "Revenue" for disaggregation of revenue based on product category, product type and customer class.
We generate revenue from a diverse customer base. For the years ended December 31, 2024, 2023 and 2022, no single external customer accounted for 10% or more of the Company’s total consolidated revenue.
The CODM assesses the performance of the Company using consolidated net income as the measure of segment profit or loss because it captures the financial impact of the Company’s operating and financing decisions as well as its tax obligations. This measure provides a holistic view of the Company’s profitability and is considered the most relevant metric for decision-making for the Company as a whole.
The CODM utilizes consolidated net income to make strategic decisions about:
•Investment Priorities: Determining the allocation of resources to growth initiatives, research and development or other key operational areas.
•Investment in Research and Development: Determining the appropriate level of funding for R&D initiatives to drive innovation and maintain the Company's competitive edge.
•Market Expansion: Assessing the financial viability of entering new markets or expanding in existing ones to foster growth.
•Cost Management: Evaluating the efficiency of current operations, identifying opportunities for cost optimization and improving operational efficiency across the organization.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 161

Notes to the Consolidated Financial Statements
•Capital Deployment: Assessing the Company’s ability to reinvest profits into the business or return value to shareholders through capital repayments, dividends or share repurchases.
The CODM reviews certain significant expense categories when evaluating the Company’s operational performance. These include adjusted costs of sales and the resulting adjusted gross profit and margin as well as adjusted operating expenses and the associated adjusted operating income and margin.
The following table presents selected financial information with respect to the Company’s single operating segment for the years ended December 31, 2024, 2023 and 2022:

(in thousands)	2024	2023	2022

Net sales	$1,978,214	$1,965,311	$2,141,518
Cost of sales:
Adjusted cost of sales	653,403	659,001	691,438
Other cost of sales (1)	357,461	72,622	65,517
Total cost of sales	1,010,864	731,623	756,955
Gross profit	967,350	1,233,688	1,384,563
Operating expenses:
Adjusted operating expenses	757,855	777,677	793,805
Other operating costs (1)	111,784	46,073	59,298
Total operating expenses	869,639	823,750	853,103
Income from operations	97,711	409,938	531,460
Total other income (expense), net	23,436	19,871	(18,859)
Income before income tax expense	121,147	429,809	512,601
Income tax expense	37,556	88,506	89,390
Net income	$83,591	$341,303	$423,211
(1)Other costs include amortization of intangible assets acquired in business combinations and costs related to acquisitions, restructuring and integrations.
As QIAGEN N.V. operates as a single operating segment, the segment information disclosed aligns with the amounts presented in the consolidated financial statements.
The CODM does not review assets in evaluating results and therefore, such information is not presented for segment reporting. See the consolidated financial statements for other financial information regarding the Company’s operating segment.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 162

Notes to the Consolidated Financial Statements
Geographical Information
Net sales are attributed to countries based on the location of the customer. Intercompany sales are excluded from consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $20.9 million, $20.3 million and $31.5 million for the years ended 2024, 2023 and 2022, respectively, and these amounts are included in the line item Europe, Middle East and
Africa in the table below.
Net sales by geographical location for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands)	2024	2023	2022

Americas:
United States	$942,009	$935,281	$909,616
Other Americas	89,557	84,774	88,139
Total Americas	1,031,566	1,020,055	997,755
Europe, Middle East and Africa	648,494	624,573	733,469
Asia Pacific, Japan and Rest of World	298,154	320,683	410,294
Total net sales	$1,978,214	$1,965,311	$2,141,518

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 163

Notes to the Consolidated Financial Statements
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $0.7 million and $1.3 million as of December 31, 2024 and 2023, respectively.
Long-lived assets by geographical location as of December 31, 2024 and 2023 are as follows:

(in thousands)	2024	2023

Americas:
United States	$143,894	$164,865
Other Americas	2,122	3,657
Total Americas	146,016	168,522
Europe, Middle East and Africa:
Germany	526,251	496,386
Other Europe, Middle East and Africa	64,714	76,306
Total Europe, Middle East and Africa	590,965	572,692
Asia Pacific, Japan and Rest of World	16,630	23,823
Total long-lived assets	$753,611	$765,037
Accounting Policies
The accounting policies used to prepare segment information are consistent with those used in the preparation of the
Company’s consolidated financial statements in accordance with U.S. GAAP.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 164

Notes to the Consolidated Financial Statements
22. Share-Based Compensation
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V.
2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The 2014 Plan expired in May 2024. The QIAGEN N.V. 2023 Stock Plan (the 2023 Plan)
was approved at the June 2023 Annual General Meeting and at December 31, 2024, we had approximately 12.9 million
Common Shares reserved and available for issuance under the 2005, 2014 and 2023 Plans.
The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 3 years, with previous grants through 2020 having terms of 5 years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. We issue Treasury Shares upon the vesting of stock-based awards.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0%. At
December 31, 2024, there was $58.7 million remaining in unrecognized compensation cost net of estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.34 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2024, 2023 and 2022 was
$42.88, $44.37 and $45.49, respectively. The total fair value of stock units that vested during the years ended
December 31, 2024, 2023 and 2022 was $74.1 million, $39.4 million and $55.8 million, respectively.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 165

Notes to the Consolidated Financial Statements
A summary of stock units as of December 31, 2024 and changes during the year are presented below.

Stock units	Number of stock units (in thousands)	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2024	4,015
Granted	1,556
Vested	(1,734)
Forfeited	(231)
Outstanding at December 31, 2024	3,606	1.34	$160,592
Vested and expected to vest at December 31, 2024	3,317	1.29	$147,700
We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
Compensation Expense
Share-based compensation expense before income taxes for the years ended December 31, 2024, 2023 and 2022 totaled approximately $43.6 million, $47.1 million and $49.5 million, respectively, as shown in the table below.

(in thousands)	2024	2023	2022

Cost of sales	$4,317	$3,296	$2,577
Research and development	6,691	7,484	6,504
Sales and marketing	12,122	14,495	16,076
General and administrative	20,497	21,825	24,350
Share-based compensation expense	43,627	47,100	49,507
Less: Income tax benefit(1)	10,394	11,035	10,703
Share-based compensation expense, after tax	$33,233	$36,065	$38,804
(1)Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $1.3 million and $2.7 million for the years ended December 31, 2023 and 2022, respectively. There was no excess tax benefit realized for the year ended December 31,
2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 166

Notes to the Consolidated Financial Statements
The variability in share-based compensation expense primarily reflects the impact from performance achievement levels and forfeitures.
23. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code and covers substantially all U.S. employees.
Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue
Service. This plan includes a provision for us to match a portion of employee contributions. Total expenses under the
401(k) plans were $4.1 million for the year ended December 31, 2024 and $4.5 million for each of the years ended
December 31, 2023 and 2022. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.1 million for each of the years ended December 31, 2024, 2023 and 2022.
We have seven defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany,
France, Italy, Japan, Poland, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. All defined benefit plans are unfunded. The liability under the defined benefit plans totaled $8.4 million and $7.4 million as of December 31, 2024 and 2023, respectively, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.
24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest as summarized in the table below.
Net sales to related parties for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands)	2024	2023	2022

Net sales	$3,073	$9,039	$8,474

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 167

Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023, balances with related parties are as follows:

(in thousands)	2024	2023

Accounts receivable	$1,848	$2,890
Prepaid expenses and other current assets	$52	$78
Accounts payable	$872	$700
Accrued and other current liabilities	$1,367	$2,893
Prepaid expenses and other current assets include supplier advances from companies with which we have an investment or partnership interest.
25. Subsequent Event
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as discussed in Note 18 "Equity."

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 168

Appendices
Articles of Association
We are a public company with limited liability (naamloze vennootschap)
incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on January 28,
2025, and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code 2022 (the Dutch
Code), which contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the
Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for sustainable long-term value creation, risk control, effective management and supervision, remuneration and the relationships with Shareholders, including the General Meeting, and other stakeholders. A listed company should either comply or, if not, explain in its management report why, and to what extent, it does not comply with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.
This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association, Dutch Law and the Dutch Code.
Corporate Purpose
Our objectives include, without limitation, the performance of activities in the biotechnology industry as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.
Managing Directors
QIAGEN shall be managed by a Managing Board consisting of one or more
Managing Directors under the supervision of the Supervisory Board. The
Managing Board is responsible for our continuity and our affiliated enterprise.
The Managing Board focuses on our sustainable long-term value creation and our affiliated enterprise, taking into account the impact the actions of the
Company and its affiliated enterprise have on people, the environment and our stakeholders' interests that are relevant in this context, which include, but are not limited to, our shareholders. Managing Directors shall be appointed by the
General Meeting upon a binding nomination by the joint meeting of the
Supervisory Board and the Managing Board (Joint Meeting). However, the
General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the
Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our
Articles of Association, the General Meeting may suspend or dismiss a
Managing Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles of Association provide that the Supervisory Board may adopt management board rules governing the internal organization of the Managing Board.
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
Under Dutch law, in the event that there is a conflict of interest between a
Managing Director and us and our business on a certain matter, that Managing
Director shall not participate in the discussions and voting on that matter. If all

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 169

Appendices
Managing Directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on the matter.
According to the Dutch Code, any conflict of interest between the Company and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory
Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the
other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing Director concerned, whether there is a conflict of interest. All transactions in which there are conflicts of interest with Managing Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Managing Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Managing Director concerned, require the approval of the Supervisory Board.
Supervisory Directors
The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles of
Association, the Supervisory Directors are required to serve the interests of our
Company and our business and the interest of all stakeholders (which includes, but is not limited to, our shareholders) in fulfilling their duties. The Supervisory
Board shall consist of such number of members as the Joint Meeting may, from time to time, determine, with a minimum of three members. The Supervisory
Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General
Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. If, during a financial year, a vacancy occurs in the Supervisory Board, the Supervisory
Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting, provided that the number of Supervisory
Directors that may be appointed in this manner is limited to one-third of the number of Supervisory Directors determined by the Joint Meeting. This is different from the provisions of many American corporate statutes, including the
Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation. Under our Articles of
Association, the General Meeting may suspend or dismiss a Supervisory
Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint
Meeting.
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
the Compensation & Human Resources Committee with due observance of the remuneration policy for Supervisory Directors as adopted at the 2024 Annual
General Meeting. Under the Dutch Code, any shares held by a Supervisory

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 170

Appendices
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
Managing Directors are jointly and severally liable for failure of the Managing
Board as a whole, but an individual Managing Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing the consequences. Supervisory
Directors are jointly and severally liable for failure of the Supervisory Board as a whole, but an individual Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing the consequences.
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
Tort Liability
Under Dutch law, there can be liability if one has committed a tort
(onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care towards a third party is generally considered to be tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing Director or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing Directors or Supervisory Directors.
Criminal Liability
Under Dutch law, if a legal entity has committed a criminal offense, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act.
Indemnification
Article 27 of our Articles of Association provides that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. An exception is made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 171

Appendices
Classes of Shares
The authorized classes of our shares consist of Common Shares, Financing
Preference Shares and Preference Shares. No Financing Preference Shares or
Preference Shares have been issued.
Common Shares
Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in our shareholders' register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York.
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
Pursuant to our Articles of Association, QIAGEN’s Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General
Meeting, to resolve to issue Preference Shares in the event that (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding, or (ii) the Supervisory Board has determined a person to be an
“adverse person.” For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial, which must be at least 10% of the issued share capital, and where the
Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently, the Supervisory Board has not been designated to issue Preference Shares.
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
implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 172

Appendices
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
The board of SPAQ shall consist of at least two directors. Upon incorporation of
SPAQ, two members were appointed to the board of SPAQ who resigned in
2019. In December 2019, two new members were appointed. After serving on the board of SPAQ for four years, at the end of 2023, each of these board members were reappointed for an additional two year term. The board of
SPAQ may appoint additional members to the board. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.
Issuance of shares
Under our Articles of Association, the Supervisory Board has the power to issue
Shares, determine the issue price and establish further conditions of any such issuance, provided that it has been authorized by the General Meeting to do
so. The authorization referred to in the preceding sentence can only be granted for a specific period of time not exceeding five years and may be extended in the same manner. If there is no designation of the Supervisory Board to issue shares in force, the General Meeting shall have authority to issue shares, but only upon the proposal of, and in accordance with the issue price and further conditions as determined by, the Supervisory Board. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.
On June 21, 2024, the General Meeting resolved to authorize the Supervisory
Board until December 21, 2025, to issue Common Shares and Financing
Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of 50% of the shares issued and outstanding in the capital of the Company as of December
31, 2023, as included in the Annual Accounts for Calendar Year 2023.
Pre-emptive Rights
Under our Articles of Association, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-
emptive rights in respect of future issuances of Financing Preference Shares or
Preference Shares. Holders of Financing Preference Shares and Preference
Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to employees of the
Company or one of our group companies. Under our Articles of Association, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if, at that time, the Supervisory
Board's authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.
Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or
(ii) to designate the Supervisory Board as the corporate body that has the authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.
On June 21, 2024, the General Meeting resolved to grant the authority to restrict or exclude pre-emptive rights until December 21, 2025. However, the

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 173

Appendices
General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 10%
of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2023.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles of Association, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles of Association, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory
Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted the authority to effect such acquisitions to the Managing Board. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 21, 2024, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may, for the 18-month period beginning June 21,
2024, until December 21, 2025, cause us to acquire shares in our own share capital, up to 10% of the Company's issued share capital on the date of the acquisition and provided that the Company or any subsidiary shall not hold more than 10% of the Company's issued share capital at any time, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the
New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Financing Preference shares, against a price between one euro cent (euro
0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association.
Synthetic share repurchase
During the Annual General Meeting held on June 21, 2024, the General
Meeting approved a proposal to allow the Managing Board, subject to the approval of the Supervisory Board, to, during a period of 18 months from the date of the Annual General Meeting, i.e., until December 21, 2025, adjust the
Company's capital structure and to repay capital to our shareholders via a synthetic share repurchase within predetermined boundaries. The key consequences of such a synthetic share repurchase included: (i) an amount to be determined by the Managing Board, subject to the approval of the
Supervisory Board, of up to a maximum $300 million would be paid to our shareholders as a capital repayment, and (ii) the number of outstanding
Common Shares would at least be decreased by a number of Common Shares approximately equal to the number of Common Shares that the Company, theoretically, could have repurchased for the aggregate amount repaid to our shareholders.
For more information on the synthetic share repurchase, refer to the explanatory notes to agenda item 17 in the proxy statement relating to the Annual General
Meeting of June 21, 2024 as well as our press release of January 16, 2025.
Capital Reduction
Subject to the provisions of Dutch law and our Articles of Association, the
General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares, or (ii) reducing the nominal value of shares through an amendment of our Articles of Association.
Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference
Shares.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 174

Appendices
Financial Year, Annual Accounts and Independent Registered
Public Accounting Firm
Our financial year coincides with the calendar year. Dutch law requires that within four months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our financial statements for such year prepared under International Financial
Reporting Standards and accompanied by an Independent Auditor's Report.
The annual report is submitted to the Annual General Meeting for adoption.
The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting
Standards and to issue a report thereon. On June 21, 2024, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with
International Financial Reporting Standards for the year ended December 31,
2024. Additionally, on June 21, 2024, our shareholders appointed Ernst &
Young Accountants LLP to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International
Financial Reporting Standards for the year ending December 31, 2025.
Dividends and Other Distributions
Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting.
Distributions may not be made if the distribution would reduce shareholders’
equity below the sum of the paid-up and called-up capital and any reserves required by Dutch law or our Articles of Association.
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
Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing
Operation as determined and published from time to time by the European
Central Bank. If and to the extent that profits are not sufficient to pay the
Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve which was formed as share premium reserve upon the issue of Financing Preference Shares. If, in any financial year, the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.
Out of profits remaining after payment of any dividends on Preference Shares, the Supervisory Board shall determine such amounts as shall be kept in reserve.
Out of any remaining profits not allocated to reserves, a dividend (the
Financing Preference Share Dividend) shall be paid on the Financing Preference
Shares equal to a percentage (the Financing Preference Share Dividend
Percentage) over the nominal value of the Financing Preference Shares, increased by the amount of share premium that was paid upon the first issue of
Financing Preference Shares. The Financing Preference Shares Dividend
Percentage is a function of the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal, following the calculation set forth in article 40.4 of our Articles of Association. If and to the extent that the profits are not sufficient to pay the Financing
Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.
Insofar as the profits have not been distributed or allocated to reserves as specified above, the General Meeting may act to allocate such profits, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.
The Managing Board may, with due observance of Article 2:105 of the Dutch
Civil Code and with the approval of the Supervisory Board, distribute an

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 175

Appendices
interim dividend, if and to the extent that the profits so permit. Interim dividends may be distributed on one class of shares only.
The General Meeting may resolve on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of shares.
Distributions as described above are payable as from a date to be determined by the Supervisory Board. Distributions will be made payable at an address or addresses in the Netherlands, to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN.
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
Extraordinary General Meetings are held as often as deemed necessary by the
Managing Board or Supervisory Board, or upon a request to the Managing
Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such a meeting themselves in case the Boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such a meeting themselves in case the Boards do not timely comply with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands.
General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport),
Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a
General Meeting must be given in such manner as shall be authorized by law including, but not limited to, an announcement published by electronic means no later than the forty-second day prior to the day of the General Meeting. The notice will contain the agenda for the meeting or the notice is published along with the agenda.
The agenda shall contain such subjects to be considered at the General
Meeting, as the persons convening or requesting the meeting shall decide.
Under Dutch law, holders of shares representing solely or jointly at least three hundredth part of the issued share capital may request QIAGEN, not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects in the notice convening a meeting. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.
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
At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles of Association. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 176

Appendices
shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.
Except for resolutions to be adopted by the meeting of holders of Preference
Shares, our Articles of Association do not allow the adoption of shareholder resolutions by written consent (or otherwise without holding a meeting).
A resolution of the General Meeting to amend our Articles of Association, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.
Further, a resolution of the General Meeting to amend our Articles of
Association is only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General
Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles of Association to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.
Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless our Articles of Association require a greater majority or quorum.
A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory
Board, in which case a simple majority of the votes cast shall be sufficient.
A shareholder shall, upon request, be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore, any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing
Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than those made public) are not available in this manner for shareholder review, but an extract of the minutes of the General Meeting shall be made available.
According to Dutch law and our Articles of Association, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board require the approval of the
General Meeting in any event:
(1)the transfer of our enterprise, or practically our entire enterprise, to a third party;
(2)the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of far-reaching significance for us; and
(3)the acquisition or divestment by us or one of our subsidiaries
(dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.
No Derivative Actions; Right to Request Independent Inquiry
Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders, acting alone or together, holding at least one-tenth of our issued capital, or shares representing an aggregate nominal value of EUR 225,000, may inform the Managing Board and the Supervisory
Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprise Chamber of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 177

Appendices
can request the Enterprise Chamber to order certain measures such as a suspension or annulment of resolutions.
Dissolution and Liquidation
The General Meeting may resolve to dissolve QIAGEN upon the proposal of the Supervisory Board. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall, upon the proposal of the Supervisory Board, determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation.
During the liquidation process, the provisions of our Articles of Association will remain applicable to the extent possible.
In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the nominal value of their Common Shares, subject to liquidation preference rights of holders of
Preference Shares and Financing Preference Shares, if any.
Restrictions on Transfer of Preference Shares
The Supervisory Board, upon application in writing, must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise, the transfer will be deemed approved.
Limitations in our Articles of Association on Rights to Own
Securities
Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles of Association do not impose limitations on rights to own our securities including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company or state.
Provisions which May Defer or Prevent a Change in Control
The Option Agreement and our Articles of Association could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Under the Option
Agreement, SPAQ could acquire Preference Shares subject to the provisions referred to under "Preference Shares."
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
Ownership Threshold Requiring Disclosure
Our Articles of Association do not provide an ownership threshold above which ownership must be disclosed. However, there are statutory requirements to disclose share ownership above certain thresholds under Dutch law. See
“Obligation of Shareholders to Disclose Major Holdings.”
Obligation of Shareholders to Disclose Major Holdings
Holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) may be subject to notification obligations under the Dutch Financial Markets Supervision Act (FMSA or Wet op het
financieel toezicht).
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
the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%,
60%, 75% and 95%. The notifications should be made electronically through the notification system of the AFM.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 178

Appendices
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
Gross short positions in our shares must also be notified to the AFM. For these gross short positions, the same thresholds apply for notifying an actual or potential interest in our issued share capital and/or voting rights as referred to above, and without any set-off against long positions.
In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of our issued share capital is required to report such position to the AFM. Each subsequent increase of this position by
0.1% above 0.2% will also need to be reported. Each net short position equal to 0.5% of our issued share capital, and any subsequent increase of that position by 0.1%, will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 179

Appendices
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
Furthermore, pursuant to European Union Regulation (EU) No 596/2014 (the
Market Abuse Regulation) and the regulations promulgated thereunder, any
Managing Director and Supervisory Director, as well as any other person discharging managerial responsibilities in respect of QIAGEN who has regular access to inside information relating directly or indirectly to QIAGEN and the power to take managerial decisions affecting future developments and business prospects of QIAGEN, must notify the AFM and QIAGEN by means of a standard form of any transactions conducted for his or her own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto.
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
The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. If a Managing Director or Supervisory Director has notified a change in the number of our shares or options to acquire shares the member holds or a change in the number of votes he or she is entitled to cast to the AFM under the FMSA as described in the first paragraph above, such notification - but only to the extent there is an overlap with the notification obligations under the Market Abuse Regulation - is sufficient for the purposes of the Market Abuse Regulation as described in this paragraph.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 180

Appendices
Principal Accountant Fees and Services
Audit Committee Pre-Approval Policies and Procedures
Our independent registered public accounting firm is KPMG AG
Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany, Auditor Firm ID: 1021.
The Audit Committee has adopted a policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm.
Additionally, the Audit Committee has delegated to the Audit Committee Chair full authority to approve any management request for pre-approval, provided the Chair presents any approval given at its next scheduled meeting. All audit-
related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the
Audit Committee and are compatible with maintaining the auditor’s independence.
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2024	2023

Audit fees	$3.4	$2.9
Consolidated financial statements	2.4	2.4
Statutory financial statements	1.0	0.5
Audit-related fees	0.1	—
Tax fees	0.1	0.2
All other fees	—	—
Total	$3.6	$3.1
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements and for providing assurance on the sustainability reporting. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the U.S. Securities and
Exchange Commission.
Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting of capital market transactions and reporting standards and review of the opening balance sheets of newly acquired companies.
Tax fees include fees and expenses billed for tax compliance services. All other fees include various fees and expenses billed for services, such as transaction due diligence, as approved by the Audit Committee and as permitted by the
Sarbanes-Oxley Act of 2002.
Change in Registrant's Certifying Accountant
In accordance with Dutch law, the external auditor of our statutory consolidated financial statements prepared in accordance with International Financial
Reporting Standards and filed with the Netherlands Authority for the Financial
Markets (AFM), is appointed by our general meeting of shareholders on the proposal of the Supervisory Board, after the Supervisory Board has been advised by the Audit Committee. Further, under the Dutch Audit Profession Act, we are required to rotate our external audit firm at least every ten years, which would require us to change our external auditor for the year ended 2025. The
Audit Committee advised the Supervisory Board to recommend that our shareholders approve EY Accountants B.V. (formerly Ernst & Young Accountants
LLP) as our statutory auditor at the 2024 Annual General Meeting of
Shareholders. At our 2024 Annual General Meeting of Shareholders held on
June 21, 2024, our shareholders appointed EY Accountants B.V. as the
Company's external auditor for the year ending December 31, 2025.
Following the appointment of EY Accountants B.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles was changed to EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 181

Appendices
who will audit the consolidated financial statements as of and for the year ended December 31, 2025.
The reports on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
In connection with the audits of our financial statements for each of the two years ended December 31, 2024 and 2023, and in the subsequent interim period through March 28, 2025, (i) there were no disagreements with KPMG
AG Wirtschaftsprüfungsgesellschaft on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to the satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; and (ii) there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.
The audit reports of KPMG AG Wirtschaftsprüfungsgesellschaft on the consolidated financial statements of QIAGEN N.V. and subsidiaries as of and for the years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
The Company has provided KPMG AG Wirtschaftsprüfungsgesellschaft with a copy of the foregoing disclosures and requested that KPMG AG
Wirtschaftsprüfungsgesellschaft furnish it with a letter addressed to the U.S.
Securities and Exchange Commission whether KPMG AG
Wirtschaftsprüfungsgesellschaft agrees with the above statements. A copy of the letter from KPMG AG Wirtschaftsprüfungsgesellschaft is attached as Exhibit
15.3 to this Form 20-F.
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
The statements of the Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F and, as a consequence, are subject to any changes in United States or the
Netherlands law, or in the taxation conventions concluded by the United States and the Netherlands, occurring after such date. Tax considerations associated with currently enacted laws which are not in force as of this date have not been addressed in this description.
Netherlands Tax Considerations
The following describes the material tax consequences of an investment in our
Common Shares under Netherlands law. Such description is based on current understanding of Netherlands' tax law currently in force as interpreted under officially published case law and in published policy, and it is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax laws (a
“non-resident Shareholder” or “Shareholder”).
Dividend Withholding Tax
General
Upon distribution of dividends, we are obligated to withhold 15% dividend tax at source and to pay the amount withheld to the Netherlands taxing authorities.
The term “dividends” means income from shares or other rights participating in profits as well as income from other corporate rights that are subjected to the same taxation treatment as income from shares by the laws of the Netherlands.
Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity instruments for Netherlands corporate income tax purposes and

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 182

Appendices
liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to dividend withholding tax, unless derived from our paid-in share premium that is recognized as equity for
Netherlands tax purposes.
No dividend withholding tax should apply on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates. A disposition of our Common Shares to QIAGEN or to our affiliates should, in general, be subject to dividend withholding tax.
A domestic exemption from the Netherlands dividend withholding tax may apply when dividends are paid to a corporate Shareholder that owns 5% or more of the nominal paid-up share capital and qualifies as a beneficial owner and is solely resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax convention that includes a dividend article. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose, or one of the main purposes, to avoid tax for another individual or entity and the structure is considered artificial (i.e., not put into place for valid commercial reasons that reflect economic reality). This domestic exemption may under conditions further not apply in case of hybrid mismatches.
A corporate Shareholder may also be eligible for relief of the Netherlands dividend withholding tax under Netherlands' tax law or under a tax convention that is in force between the country of residence of the Shareholder and the
Netherlands.
Specific for U.S. Shareholders
The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot benefit from the Dutch domestic exemption (as explained above), withholding tax on dividends may still be reduced to 5% or 0% if the recipient is entitled to benefits under the Tax Convention between the Netherlands and the United States (the Convention) and the relevant specific conditions are met.
Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the
Convention.
Dividend Stripping
A refund, reduction, exemption or credit of the Netherlands dividend withholding tax on the basis of the Netherlands' tax law, or on the basis of a tax convention between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (uiteindelijk gerechtigde) of the dividends. A recipient of a dividend is amongst others not considered to be the beneficial owner of a dividend in an event of “dividend stripping.” In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred, in return for a consideration, its shares or its entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of the Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids the Netherlands dividend withholding tax while retaining an interest in the shares and the dividend distributions, by transferring its shares or its entitlement to the dividend distributions in exchange for a consideration.
Income Tax and Corporate Income Tax
General
A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common
Shares, or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:
a.the non-resident Shareholder does not carry on, or have an interest in, a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;
b.the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (aanmerkelijk belang, as defined in the

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 183

Appendices
Netherlands' tax law) in our share capital or, in the case of an individual, such a substantial interest, such interest is a “business asset,” or, in the case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose, or one of the main purposes, to avoid Netherlands income tax for another person or cannot be considered artificial. An arrangement, or series of arrangements, are considered artificial to the extent they have not been put in place for valid commercial reasons that reflect economic reality; and
c.the non-resident Shareholder is not entitled to a share in the profits of an enterprise to which our Common Shares are attributable, and that is effectively managed in the Netherlands, other than by way of securities or through an employment contract.
In general terms, a substantial interest (aanmerkelijk belang) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the issued capital of (a class of) our shares; does not have the right to acquire 5% or more of the issued capital of (a class of) our shares; and does not have the right to share in our profit or liquidation revenue amounting to 5%
or more of the annual profits or liquidation revenue.
There is no all-encompassing definition of the term “business asset.” Whether this determination can be made in general depends on the facts presented and, in particular, on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key motive of his investment in our Shares may not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares.
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
United States Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our
Common Shares. This summary deals only with our Common Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities; traders that elect to use a mark-to-market method of accounting; pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes and limited liability companies (and investors therein); holders that own our
Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment; banks or other financial institutions; individual retirement accounts and other tax-deferred accounts; insurance companies; tax-
exempt organizations; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders subject to the alternative minimum tax; holders that acquired our Common Shares in a compensatory transaction; holders subject to special tax accounting rules as a result of any item of gross income with respect

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 184

Appendices
to the Common Shares being taken into account in an applicable financial statement; or holders that have owned or will (directly, indirectly or constructively) own 10% or more of the total voting power or value of our
Common Shares.
This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be or has been requested from the Internal Revenue
Service (IRS) regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S. federal income tax consequences (such as the estate and gift tax, the Medicare tax on net investment income, state and local tax or non-U.S. tax). Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.
As used herein, the term “U.S. Holder” means a beneficial owner of our
Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or
(iv) a trust (a) that is subject to the supervision of a court within the United States and under the control of one or more United States persons as described in
Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
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
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to a reduced rate of tax if certain conditions are met, including the following: QIAGEN must not be classified as a "passive foreign investment company" (PFIC) (discussed below), QIAGEN must be a
“qualified foreign corporation” (as defined below), the U.S. Holder must satisfy a holding period requirement, and the distribution must not be treated to the
U.S. Holder as “investment income” for purposes of the investment interest deduction rules. A “qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market.
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
federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as capital gain. However, we do not intend to calculate our earnings

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 185

Appendices
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75%
or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally include assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value)
of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation and as if it had

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 186

Appendices
received directly its proportionate share of the income of such other corporation
(the “look-through rule”). The effect of the look-through rule with respect to
QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2022, December 31, 2023 and December
31, 2024 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
If we are considered a PFIC for any taxable year that a U.S. Holder holds our
Common Shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Common Shares would be allocated pro-rata over the U.S.
Holder’s holding period for our Common Shares. The amounts allocated to the taxable year of the sale or other disposition, and to any year before we became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to any amount allocated to any prior taxable year that we were a PFIC. Further, if we are a PFIC for any taxable year, to the extent that any distribution received by a U.S. Holder on our Common Shares exceeds 125% of the average of the annual distributions on our Common Shares received during the preceding three years or the U.S.
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
United States (or through certain U.S. related financial intermediaries) will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of,

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 187

Appendices
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
Government Regulations
We are subject to a variety of laws and regulations in the European Union, the
United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution of many of our products.
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
In May 2022, the Directive was replaced by the In Vitro Diagnostic Device
Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and given a 5-year transition period until its full implementation on May 26, 2022. Unlike the IVD Directive, the IVDR has binding legal force throughout every Member
State. The major goal of the IVDR was to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVDs are subject to additional legal requirements. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Under subsequent amendments of IVDR, IVDs already certified under the IVD Directive by a Notified Body may remain on the market until December 31, 2027, and IVDs certified under the IVD Directive without the involvement of a Notified Body may be placed on the market up to

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 188

Appendices
December 31, 2027 (IVDR class D IVDs), December 31, 2028 (IVDR class C
IVDs) and December 31 2029 (IVDR class B and class A sterile IVDs). The deadline for IVDR Class A in vitro diagnostic devices remained as May 26,
2022. The sell-off date was removed in subsequent amendments to the IVDR. As a result, there is no longer a limit for making available IVD products or putting into service IVD instruments that have been placed on the market according to these dates. IVD instruments that were placed on the market under the IVD
Directive may remain indefinitely until decommission, if properly maintained.
Nonetheless, manufacturers of devices certified under the IVD Directive without the involvement of a Notified Body must comply with specific requirements in the IVDR according to the timelines established, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR’s conformity assessment procedures. Under the IVD Directive the majority of QIAGEN products were classified as non-listed Annex II devices (i.e., self-certified without the involvement of a Notified Body), while under the IVDR most of QIAGEN products will require the involvement of a Notified Body, and those that are in the highest risk class (IVDR class D) will have to be tested by a designated EU
Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports.
The EC has designated thirteen (13) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN’s Notified Bodies, TÜV
Rheinland LGA Products GmbH (NB0197) and BSI Group The Netherlands B.V.
(NB 2797). MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. On December 5, 2023, the European
Commission adopted Implementing Regulation (EU) 2023/2713 designating five EU Reference Laboratories covering the following types of high risk, class D
IVDs: hepatitis and retroviruses; herpesviruses; bacterial agents; respiratory viruses that cause life-threatening diseases. The designated EU Reference
Laboratories are responsible for verifying performance of IVDs in accordance with common specifications, batch testing of IVDR class D IVDs, collaborating with Notified Bodies to develop best practices for IVD conformity assessments, and providing scientific and technical assistance on the implementation of the
IVDR.
IVDR defines an In-House Device (IHD) as a device that is manufactured and used only within a Health Institution established in the Union and that meets all conditions set in Article 5(5) of such regulation. QIAGEN cannot design, manufacture or use IHDs. However, Health Institutions can lawfully use
QIAGEN's products, such as those for non-clinical applications, IVDs, enzymes, or oligos, to create their own IHDs workflows according to Article 5(5)
requirements.
Some products manufactured by QIAGEN are intended for non-clinical use.
These may include products intended for use in discovering and developing medical knowledge related to human disease and conditions and products for molecular research, genotyping, forensic and human identity testing, food and animal feed safety and quality testing, cancer research, microbiological research and animal pathogen research. These products do not have medical purpose and thus they are not considered medical devices under the scope of the IVDR.
A subset of products intended for non-clinical use are those that are sold for research purposes in the European Union territory and are therefore labeled
“For Research Use Only” (RUO)”. The other products intended for non-clinical use, are referred by QIAGEN to as “for molecular biology applications” or more recently directly as “for non-clinical applications” (mainly instruments).
QIAGEN acknowledges that products intended for non-clinical use can be lawfully used by Health Institutions to develop IHDs in accordance with Article
5(5) of the IVDR. QIAGEN does not promote any of their products for non-
clinical applications for use in IHDs or assist in the development of such IHDs for IVD purposes. Nonetheless, QIAGEN may participate in creating a workflow for non-clinical applications. The Laboratory, at its sole discretion and responsibility, may later decide to transition this into an IHD workflow, adhering to the restrictions outlined in Article 5(5) of the IVDR.
The General Data Protection Regulation (GDPR) of the European Union,
imposes restrictions on the transfer, access, use, and disclosure of health and

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 189

Appendices
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
Recent publication of the Cyber Resilience Act in the European Official Journal
(20/11/2024) imposes significant cyber security requirements on QIAGEN products that are not regulated as medical devices (i.e., for non-clinical applications). Most provisions, such as CE marking and compliance with cyber security requirements, will become applicable 36 months later (i.e: December
2027). However, reporting requirements will take effect 21 months after the entry into force (i.e: September 2026).
The Artificial Intelligence (AI) Act (Regulation (EU) 2024/1689 laying down harmonized rules on artificial intelligence) provides AI developers and deployers with clear requirements and obligations regarding specific uses of AI.
The EU AI Act was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act enters into force on August 1, 2024, and will be effective from August 2, 2026. QIAGEN devices implementing AI will be subject to this regulation.
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
According to MHRA, IVDs will require certification in the U.K., which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. Under subsequent amendments to MHRA guidance, MHRA will continue to recognize CE marks for IVDs certified under the IVD Directive until the earlier of June 30, 2030 or the expiration of the certificate and for IVDs certified under the IVDR until June
30, 2030. Companies must register with the MHRA before placing IVDs on the
U.K. market. To continue marketing CE marked IVDs in the U.K. once the designated MHRA recognition period has lapsed, companies selling in the U.K.
will have to obtain a new marking authorization, called a U.K. Conformity
Assessed mark (UKCA), for each IVD product.
United States
In the United States, IVDs are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.
Certain types of tests, like some that QIAGEN manufactures and sells in the
United States for non-clinical applications, including those classified for research use only (RUO), are not subject to the FDA’s premarket review and controls because QIAGEN does not promote these tests for IVD applications.
Other tests, known as laboratory developed tests (LDTs), which are IVDs that are designed, manufactured and used within a single, CLIA-certified, clinical laboratory that meets applicable requirements to perform high-complexity testing, have generally been subject to enforcement discretion and not actively regulated by the FDA. As LDTs have increased in complexity, the FDA has taken a risk-based approach to the regulation of LDTs. Congress has also signaled interest in clarifying the regulatory landscape for LDTs. Following several years of inaction by Congress on this issue, the FDA issued a final rule in May 2024
(Docket FDA-2023-N-2177 “Medical Devices; Laboratory Developed Tests”) to
regulate LDTs under the current medical device framework and proposing to phase out the current enforcement discretion policy; the final rule became effective on July 5, 2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 190

Appendices
The LDT enforcement policy phase-out process under the final rule will occur in gradual stages over a total period of four years, with premarket approval applications for high-risk tests to be enforced by November 6, 2027. Moderate-
risk and low-risks tests are expected to be in compliance by May 6, 2028, although FDA has stated that if premarket submissions are pending review it will continue to exercise enforcement discretion with respect to those tests. The
FDA’s final rule is complex and, concurrently, the agency announced several exceptions from the requirement to comply with full medical device regulatory controls, depending upon the specific nature of the LDT and the clinical laboratory that is offering such LDT for use by health care providers.
Publication of the LDT final rule prompted the American Clinical Laboratory
Association (ACLA) and one of its members, on May 29, 2024, and separately, the Association for Molecular Pathology (AMP) and one of its
members, on August 19, 2024, to file complaints against the FDA in the
Eastern District of Texas and the Southern District of Texas, respectively. Both complaints allege that the agency does not have authority to promulgate the
LDT final rule and seek to vacate the FDA’s action; the two cases were subsequently consolidated into a single action pending in the Eastern District of
Texas. Briefing is ongoing in the consolidated case and the outcome is uncertain. The ongoing litigation could potentially affect the FDA’s plans to implement the steps required to phase-out enforcement discretion for LDTs, making the implementation timeline somewhat uncertain although no preliminary injunction has been issued to date. Accordingly, the agency has continued its implementation efforts by actively providing guidance and training to clinical laboratories on how to comply with medical device general controls.
Following the November 2024 federal elections, it is unclear whether the incoming Trump Administration will continue to defend the FDA’s rulemaking action in the consolidated litigation in Texas or if it will take steps to rescind or modify the LDT final rule.
Affected stakeholders also continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the
FDA and CMS, instead of implementation of the FDA’s final rule, which may be disruptive to the industry and to patient access to certain diagnostic tests.
Ensuring compliance with the agency’s implementation plans for bringing LDTs under the medical device framework is expected to require significant time, financial resources, and other resources, including specialized personnel, on the part of clinical laboratories engaged in developing and offering such diagnostic tests. However, this FDA rulemaking was initiated after years of failed congressional attempts to harmonize the regulatory paradigms applicable to LDTs and other IVDs, making it unclear whether any legislative efforts would be successful going forward. The outcome of the November 2024 elections on the composition of the 2025-2026 Congress, with both the Senate and House transitions to Republican control, also creates uncertainties for the diagnostic industry.
QIAGEN cannot design, manufacture or use LDTs. However, laboratories can lawfully use QIAGEN's products, such as those for non-clinical applications,
IVDs, enzymes, or oligos, to create their own LDT workflows according to
Docket FDA-2023-N-2177 requirements
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
annually, to the FDA is usually required upon filing a premarket submission
(e.g., premarket notification, premarket approval application, or De Novo classification request) for FDA review.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 191

Appendices
On January 31, 2024, the FDA issued a final rule amending the device current good manufacturing practice (CGMP) requirements of the QSR under 21 CFR
820 to align more closely with the international consensus standard for Quality
Management Systems for medical devices (ISO 13485:2016) used by many other global regulatory authorities. The final rule establishes the Quality
Management System Regulation (QMSR) which will take effect two years from publication (on February 2, 2026). The QMSR incorporates ISO 13485:2016 by reference and maintains certain FDA requirements from the QSR related to record keeping and medical device reporting. As QIAGEN’s QMS is already certified to ISO 13485:2016, the change will have minimal impact; QIAGEN has completed a gap analysis and is progressing towards implementation of identified actions.
510(k) Premarket Notification
A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another device, termed a
“predicate device,” that is legally marketed in the United States and is not subject to premarket approval. A device is substantially equivalent to a predicate device if its intended use(s), performance, safety and technological characteristics are similar to those of the predicate; or has a similar intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.
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
Premarket Approval
The PMA process is more complex, costly and time consuming than either the
510(k) process or the De Novo classification process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. A clinical trial involving a “significant risk” device may not begin until the sponsor submits an investigational device exemption (IDE)
application to the FDA and obtains approval to begin the trial.
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
ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 192

Appendices
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
The FDA applies a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an IDE will have to be completed before the PMA may be submitted.
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
Products Intended for Non-clinical Use
Some products manufactured by QIAGEN are intended for non-clinical use.
These may include products intended for use in discovering and developing medical knowledge related to human disease and conditions and products for molecular research, genotyping, forensic and human identity testing, food and animal feed safety and quality testing, cancer research, microbiological research and animal pathogen research. They are not intended to produce results for clinical use and are not themselves the object of the research. These products do not have medical purpose and thus they are not considered medical devices under FDA regulations.
A subset of products intended for non-clinical use are those that are sold for research purposes and are therefore labeled “For Research Use Only” (RUO)”.”
RUO refers to devices that are in the laboratory phase of development or are intended only for non-clinical research purposes with goals other than the development of a commercial IVD product, while investigational use only, or
IUO, refers to devices that are in the product testing phase of development.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 193

Appendices
These types of devices are exempt from most regulatory controls pursuant to long-standing FDA guidance on RUO/IUO diagnostics (refer to “Distribution of
In Vitro Diagnostic Products Labeled for Research Use Only or Investigational
Use Only. Guidance for Industry and Food and Drug Administration Staff”,
issued November 25, 2013).
The other products intended for non-clinical use are referred to by QIAGEN as
“for molecular biology applications” or more recently directly as “for non-
clinical applications” (mainly instruments).
Because QIAGEN does not promote non-clinical use products for IVD purposes, we believe that these products are exempt from the FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval.
Further, it is possible that some of our products intended for non-clinical use may be lawfully used by some laboratories in their LDTs, which they may then develop, validate and use for IVD purposes. QIAGEN does not promote any products for non-clinical applications for use in LDTs or assist in the development of such LDTs for IVD purposes.
HIPAA and Other Privacy and Security Laws
The Health Insurance Portability and Accountability Act of 1996 (HIPAA)
established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (Covered Entities,), as well as individuals or entities that perform services for them involving the use, or disclosure of, individually identifiable health information or “protected health information” under HIPAA.
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
Our Redwood City entity serves in some cases as a Business Associate to customers who are subject to the HIPAA regulations. In this capacity, we maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/
or administrative enforcement and increased civil and criminal penalties for non-compliance, including a four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of protected health information are promptly detected and reported within the company, so that we can make all required notifications on a timely basis.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 194

Appendices
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
Cyber Security and Artificial Intelligence
The FDA has recently published new guidance’s to regulate significant aspects of cyber security and artificial intelligence and more are expected to come at the time of closing this report. QIAGEN is taking measures to update either standalone software or software driving IVD instruments, either for new devices or legacy devices, to fulfill the most recent requirements.
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
State and federal fraud and abuse laws may be interpreted and applied differently, and arrangements and business practices could be subject to scrutiny under them by federal or state enforcement agencies. Sanctions for violations of these laws could result in a wide range of penalties, including but not limited to significant criminal sanctions and civil fines, among other penalties.
The Anti-Kickback Statute
The federal Anti-Kickback Statute (AKS) is a criminal statute that prohibits, in pertinent part, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce a person:

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 195

Appendices
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
knowingly makes, uses, or causes to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The FCA also prohibits the knowing retention of overpayments (sometimes referred to as “reverse false claims”).
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
false, to any person or officer in the civil, military, or naval service or any department or agency thereof. Potential penalties for violating this statute include fines or imprisonment.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 196

Appendices
Healthcare Fraud and False Statements
The federal healthcare fraud statute criminalizes, in pertinent part, knowingly and willfully defrauding a healthcare benefit program, which is defined to include commercial insurers. A violation of this statute may result in fines, imprisonment, or exclusion from participation in federal healthcare programs.
The federal criminal statute prohibiting false statements relating to health care matters prohibits, in pertinent part, knowingly and willfully (i) falsifying, concealing, or covering up a material fact, or (ii) making a materially false, fictitious, or fraudulent statement or representation, or making or using any materially false writing or document knowing that writing or document to contain any materially false, fictitious, or fraudulent statements, in connection with the delivery of or payment for healthcare benefits, items, or services. This statute also applies to healthcare benefit programs. A violation of this statute may result in fines or imprisonment.
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
Environment, Health and Safety
We are subject to laws and regulations related to the protection of the environment, the health and safety of our employees and the handling, transportation and disposal of medical specimens, infectious and hazardous

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 197

Appendices
waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the United
States This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as
HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S.
Department of Transportation, the U.S. Public Health Service, the U.S. Postal
Service and the International Air Transport Association. The U.S. Environmental
Protection Agency (EPA) has also promulgated regulations setting forth importation, labelling, and registration requirements, among others, which may apply to certain products and/or establishments of the company.
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
We must obtain marketing authorization from regulatory authorities in all countries where we distribute our products. The requirements governing the conduct of product authorization, pricing and reimbursement vary greatly from country to country. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory authorizations, product recalls, seizure of products, operating restrictions, or criminal prosecution.
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
Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 198

Appendices
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
Code Assignment
In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural
Terminology (CPT) code used to identify a test. The American Medical
Association (AMA) publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the
CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and thereby to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.
CMS uses its own Healthcare Common Procedure Coding System (HCPCS)
codes for medical billing and reimbursement purposes. Level I HCPCS codes are comprised of current CPT codes, while Level II HCPCS codes primarily represent non-physician services and Level III HCPCS codes are local codes developed by Medicaid agencies, Medicare contractors and commercial insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the
CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-
numeric CPT codes with a corresponding descriptor for laboratories or manufacturers that want to more specifically identify their test.
A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or a
PLA Code or both. In addition, Z-Code identifiers are unique five-character alphanumeric codes associated with a specific molecular diagnostic test. When a claim is submitted to a payor for molecular diagnostic testing, it includes the associated CPT code and, if required, the applicable Z-Code identifier.
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
While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code (among other existing CPT codes). A manufacturer or provider may also decide not to request assignment of a CPT code and instead use an existing, non-specific (or other) CPT code (or codes)
for reimbursement purposes. However, use of non-specific codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.
CMS reimbursement rates for clinical diagnostic tests are defined by CPT and
HCPCS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the
AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific
CPT codes together to describe the testing performed. CMS issued final national reimbursement amounts for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.
As of January 1, 2018, in accordance with the Protecting Access to Medicare
Act of 2014 (PAMA), applicable laboratories are required to report to CMS commercial insurer payment rates and volumes for their tests. CMS uses the

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 199

Appendices
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
Since December 2019, Congress has passed a series of laws to modify
PAMA’s statutory requirements related to the data reporting period and phase-
in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, the Continuing Appropriations and Extensions Act, 2025 2025 (Pub.
L. 118-83, enacted on September 26, 2024) further delayed the reporting requirement as well as the application of the 15 percent phase-in reduction.
Under these statutory provisions, the next data reporting period for CDLTs that are not ADLTs will be January 1, 2026 through March 31, 2026, and will be based on the most recent data collection period of January 1, 2019 through
June 30, 2019. After this data reporting period, the three-year data reporting cycle for these tests will resume (e.g., 2029, 2032, etc.).
This same series of laws passed since December 2019 also modified the phase-
in of payment reductions resulting from private payor rate implementation so that a 0.0 percent reduction limit was applied for calendar years 2021 through
2024, as compared to the payment amounts for a test the preceding year. The
Continuing Appropriations and Extensions Act, 2025 further applied a 0.0 reduction limit for calendar year 2025. As a result, payment may not be reduced by more than 15 percent per year for calendar years 2026, 2027, and 2028, as compared to the payment amount established for a test the prior
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
year.
Coverage Decisions
When deciding whether to cover a particular diagnostic test, third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic for cancer treatment indications may be validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Commercial insurers and government payors have separate processes for making coverage determinations, and commercial insurers may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
Payment
Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, commercial insurers may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 200

Appendices
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
European Union
In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions which, again, can vary by country.
Exchange Controls
There are currently no limitations, either under the laws of the Netherlands or in our Articles of Association, to the rights of shareholders from outside the
Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in the Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.
Documents on Display
Documents referred to in this Annual Report may be inspected at our principal executive office located at Hulsterweg 82, 5912 PL Venlo, The Netherlands.
We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC, pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.
Controls and Procedures
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e)
and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this Annual Report. Based on that evaluation, they concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act: (1) is recorded, processed, summarized and reported within the time periods specified in the
SEC’s rules and forms, and (2) is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
to future periods, as those controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 201

Appendices
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO) in the Internal
Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated
Framework, management believes that, as of December 31, 2024, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public
Accounting Firm
KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2024, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31,
2024. Their reports are included in this Annual Report on Form 20-F beginning on page 82.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Disclosure pursuant to Section 219 of the Iran
Threat Reduction & Syria Human Rights Act (ITRA)
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. QIAGEN GmbH, our subsidiary located in Hilden, Germany, has conducted limited business with certain Iranian and Syrian entities consisting of sales for our consumables and instrumentation products. In 2024, sales to Iran totaled $1.3 million, or approximately 0.06% of our consolidated net sales, and were primarily for consumables labelled for use in diagnostic testing for tuberculosis
(QuantiFERON tests) and the detection of amniotic fluid (AmniSure ROM test).
These transactions were processed through two distributors and under general license by the Office of Foreign Assets Control (OFAC) for Medicine and
Medical Devices and in compliance with German and European Union customs regulations and do not include any products that are “dual-use” products or products requiring special clearance from the German customs authorities.
There were no sales to Syria in 2024.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 202

Appendices
Although these activities are compliant with applicable law and not financially material, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the
Act) requires us to include the following disclosures in this Annual Report. U.S.
affiliates, or foreign affiliates controlled by U.S. affiliates, are not involved in these sales activities, and we have not knowingly conducted a transaction or dealt with a person or entity designated in U.S. Executive Orders No. 13224 and 13382. No business has been transacted with the Governments of Iran or
Syria as defined in the Act. We do not believe any of our activities are sanctionable under the Iran Sanctions Act or the Comprehensive Iran Sanctions,
Accountability, and Divestment Act of 2010.
In light of the nature of the products concerned, we do not currently anticipate any change in activities in Iran that would result in a material impact on
QIAGEN. We do not have any employees in Iran or Syria.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 203

Appendices
Reference Table Form 20-F

Item	Form 20-F Caption	Section	Location in this Document	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers		Not applicable.
Item 2.	Offer Statistics and Expected Timetable		Not applicable.
Item 3.	Key Information
	A. [Reserved]
	B. Capitalization and Indebtedness		Not applicable.
	C. Reasons for the Offer and Use of Proceeds		Not applicable.
	D. Risk Factors	MR	Risk Factors	38
Item 4.	Information on the Company
	A. History and Development of the Company	MR	Business and Operating Environment	10
	B. Business Overview	MR	Business and Operating Environment	10
		MR	Conflict Minerals	21
		APP	Government Regulations	187
	C. Organizational Structure	MR	Company Overview	10
	D. Property, Plants and Equipment	MR	Description of Property	21
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	MR	Operating Results	24
	B. Liquidity and Capital Resources	MR	Liquidity and Capital Resources	29
	C. Research and Development, Patents and Licenses, etc.	MR	Research and Development	18
		MR	Intellectual Property, Proprietary Rights and Licenses	20
		MR	Research and Development	27

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 204

Appendices

Item	Form 20-F Caption	Section	Location in this Document	Page

Item 5.	D. Trend Information	MR	Operating Results	24
	E. Critical Accounting Estimates	MR	Critical Accounting Estimates	34
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	CG	Corporate Governance	52
	B. Compensation	CG	Compensation of Managing Board Members and Supervisory Directors	76
	C. Board Practices	CG	Supervisory Board	57
	D. Employees	MR	Employees	22
	E. Share Ownership	CG	Share Ownership	80
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation		Not applicable.
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	CG	Major Shareholders	66
	B. Related Party Transactions	FS	Note 24. Related Party Transactions	166
	C. Interests of Experts and Counsel		Not applicable.
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	FS	Consolidated Financial Statements	81
		MR	Policy on Dividend Distribution	34
		MR	Legal Proceedings	29
	B. Significant Changes	APP	Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)	201
Item 9.	The Offer and Listing
	A. Offer and Listing Details	QS	QIAGEN Shares	5
	B. Plan of Distribution		Not applicable.
	C. Markets	QS	QIAGEN Shares	5
	D. Selling Shareholders		Not applicable.
	E. Dilution		Not applicable.
	F. Expenses of the Issue		Not applicable.

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 205

Appendices

Item	Form 20-F Caption	Section	Location in this Document	Page

Item 10.	Additional Information
	A. Share Capital		Not applicable.
	B. Memorandum and Articles of Association	APP	Memorandum and Articles of Association	168
	C. Material Contracts		Not applicable.
	D. Exchange Controls	APP	Exchange Controls	200
	E. Taxation	APP	Taxation	181
	F. Dividends and Paying Agents		Not applicable.
	G. Statement by Experts		Not applicable.
	H. Documents on Display	APP	Documents on Display	200
	I. Subsidiary Information		Not applicable.
	J. Annual Report to Security Holders		Not applicable.
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	MR	Quantitative and Qualitative Disclosures about Market Risk	32
Item 12.	Description of Securities Other than Equity Securities		Not applicable.

Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures	APP	Controls and Procedures	200
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert	CG	Audit Committee	58
Item 16B.	Code of Ethics	CG	Corporate Code of Conduct and Ethics and Whistleblower Policy	71
Item 16C.	Principal Accountant Fees and Services	APP	Principal Accountant Fees and Services	180
Item 16D.	Exemptions from the Listing Standards for Audit Committees		Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable.
Item 16F.	Change in Registrant’s Certifying Accountant	APP	Change in Registrant's Certifying Accountant	180

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 206

Appendices

Item	Form 20-F Caption	Section	Location in this Document	Page

Item 16G.	Corporate Governance	CG	NYSE Exemptions	75
Item 16H.	Mine Safety Disclosure		Not applicable.
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable.
Item 16J.	Insider Trading Policies	CG	Insider Trading Policy	72
Item 16K.	Cybersecurity	CG	Cyber Security	70

Part III
Item 17.	Financial Statements		See Item 18.
Item 18.	Financial Statements	FS	Consolidated Financial Statements	81
Item 19.	Exhibits	EX	Exhibit Index	207

This document includes references to certain information contained on QIAGEN's website. The information contained on QIAGEN's website is not incorporated by reference and does not form part of this document.

Section abbreviations:
APP	Appendices
CG	Corporate Governance
EX	Exhibit Index
FS	Financial Statements
MR	Management Report
QS	QIAGEN Shares

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 207

Exhibit Index

Exhibit No.	Description		Incorporated by reference
		Filed herewith	Form	Exhibit	Filing date

1.1	Articles of Association as confirmed by notarial deed as of January 28, 2025 (English translation)	*
2.1	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017		20-F	2.11	March 6, 2018
2.2	Global Bearer Bond Representing Convertible Bonds due 2027 dated as of December 17, 2020		20-F	2.12	March 5, 2021
2.3	Purchase Agent Agreement dated as of December 10, 2020		20-F	2.13	March 5, 2021
2.4	Subscription Agreement dated as of December 10, 2020		20-F	2.14	March 5, 2021
2.5	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of July 13, 2022		20-F	2.13	March 13, 2023
2.6	Namensschuldverschreibungen Agreement dated as of August 16, 2022		20-F	2.14	March 13, 2023
2.7	Global Bearer Bond Representing Convertible Bonds due 2031 dated as of September 5, 2024	*
2.8	Purchase Agent Agreement dated as of September 3, 2024	*
2.9	Subscription Agreement dated as of September 3, 2024	*
2.10	Description of Securities		20-F	2.12	March 2, 2020
4.1	QIAGEN N.V. Amended and Restated 2005 Stock Plan		S-8	99.1	November 17, 2011
4.2	QIAGEN N.V. 2014 Stock Plan		S-8	99.1	April 2, 2015
4.3	QIAGEN N.V. 2023 Stock Plan		S-8	99.1	May 30, 2024
8.1	List of Subsidiaries	*
11.1	QIAGEN N.V. Insider Trading Policy		20-F	11.1	March 11, 2024
12.1	Certification under Section 302; Thierry Bernard, Managing Director and Chief Executive Officer	*
12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer	*
13.1	Certifications under Section 906; Thierry Bernard, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer	*
15.1	Consent of Independent Registered Public Accounting Firm	*
15.3	Letter from KPMG Regarding Item 16F	*
97.1	QIAGEN N.V. Clawback Policy		20-F	97.1	March 11, 2024
101	Inline XBRL Interactive Data File	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

QIAGEN N.V. | Financial Report 2024	Overview	Management Report	Corporate Governance	Financial Statements	Appendices	Page 208

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 28, 2025
		By:	/s/ Thierry Bernard
Thierry Bernard, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer