Form 20-F
period 2025-12-31
QIAGEN N.V.
filed 2026-03-20
CIK 1015820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
The number of outstanding Common Shares as of December 31, 2025 was 216,920,735.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit
report.    ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of
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
The exchange rate used for the euro was obtained from the European Central Bank and is based on the daily concertation procedure between central banks across
Europe, which normally takes place at approximately 2:10 P.M. Central European Time. This rate at March 16, 2026, was $1.1478 per €1.
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
Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 4

Table of Contents

Management Report
6	Business and Operating Environment
7	Strategy, Business Model and Value Chain
12	Operating Environment
25	Risks and Risk Management

43	Financial and Share Performance
43	Operating and Financial Review
57	QIAGEN Shares

Corporate Governance
62	Governance Structure
64	Managing Board
66	Supervisory Board
72	Board-Related Matters
74	Shareholder Meetings and Share Capital
80	Additional Information
85	Compensation of Managing Board Members and Supervisory Directors

Consolidated Financial Statements
91	Report of Independent Registered Public Accounting Firm
96	Report of Independent Registered Public Accounting Firm
98	Report of Independent Registered Public Accounting Firm
99	Consolidated Balance Sheets
101	Consolidated Statements of Income
102	Consolidated Statements of Comprehensive Income
103	Consolidated Statements of Changes in Equity
104	Consolidated Statements of Cash Flows
106	Notes to Consolidated Financial Statements

Appendices
184	Articles of Association
196	Principal Accountant Fees and Services
197	Taxation
203	Government Regulations
216	Exchange Controls
217	Documents on Display
218	Controls and Procedures
220	Disclosure under Section 219 of ITRA
221	Reference Table Form 20-F

225	Exhibit Index

226	Signatures

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 5

Management Report

6	Business and Operating Environment
7	Strategy, Business Model and Value Chain
12	Operating Environment
25	Risks and Risk Management

43	Financial and Share Performance
43	Operating and Financial Review
57	QIAGEN Shares

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 6

Business and Operating Environment
Company overview
QIAGEN is a leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. We serve over 500,000 customers globally in Life Sciences (academia, pharma research and development, industrial applications, primarily forensics) and molecular diagnostics for clinical healthcare. As of December 31, 2025, we employed approximately 5,700 people in over 35 locations worldwide.
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
Our growth has been funded through internally generated funds as well as through debt offerings in recent years.
Our Global Shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Stock Exchange as QIA.
QIAGEN N.V. is the holding company for more than 60 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. The Company is registered under its commercial and legal name QIAGEN N.V. with the trade register
(kamer van koophandel) of the Dutch region Limburg Noord under file number
12036979. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap) and is organized as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL
Venlo, The Netherlands, and our telephone number is +31-77-355-6600.
Further information on QIAGEN can be found at www.qiagen.com. The
U.S. Securities and Exchange Commission (SEC) website at www.sec.gov contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 7

Strategy, Business Model and Value chain
Our business
QIAGEN provides sample and assay technologies that enable customers to extract, detect and interpret molecular information from biological samples.
From decoding DNA to accelerating life-saving breakthroughs, our vision is simple: to make improvements in life possible. We create value by offering integrated workflows that combine consumables with instruments, automation and bioinformatics. This approach allows customers to standardize research and molecular testing and generate actionable insights across applications faster, better and more efficiently.
Our strategy is anchored by a commitment to deliver solid profitable growth by focusing our resources on a group of pillars that represented $1.5 billion in sales, approximately 72% of sales, in 2025 and that are expected to reach combined annual sales of approximately $2 billion by 2028. We are aligning our investments within these pillars to maximize sales in proven high-growth markets.
The pillars involve three product groups where QIAGEN is developing leadership positions: the digital PCR (Polymerase Chain Reaction) platform
QIAcuity, the clinical PCR syndromic testing solution QIAstat-Dx and the
QIAGEN Digital Insights portfolio of bioinformatics solutions for improved analysis and interpretation of complex genomic data. Additionally, two pillars involve product groups where QIAGEN has strong top positions and where we want to consolidate our leadership: Sample technologies that are used to gain access to DNA and RNA from a biological sample and the QuantiFERON technology platform for latent disease detection, best known for its use in detecting latent tuberculosis (TB).
We classify our products into two main categories: consumables and related revenues; and instruments and related services. Global Presence by Product
Category and Geographic Market and QIAGEN Product Groups provide additional details
We manufacture our products at facilities in the United States, Europe and
China. In China, products are primarily made for the local market. For more information about our manufacturing sites, please refer to the Description of
Property section.
Our commercial teams are organized into specialized groups across three major regions: Americas; Europe, Middle East and Africa (EMEA); and Asia
Pacific and Japan (including China). In certain markets, we also work with third-
party distributors to extend our reach. For more information, please refer to the
Sales and Marketing section. Details about our employees can be found in the
Employees section.
QIAGEN operates a centralized distribution network with regional hubs responsible for local logistics.
Building a sustainable business
Our products support scientific progress and healthcare by enabling molecular insights that can contribute to improved decision-making and patient outcomes worldwide. We are committed to sustainable business practices integrating stakeholder perspectives—including those of customers, employees, regulators and public authorities, suppliers and shareholders—into relevant aspects of our operations.
Our sustainability policy outlines key principles and responsibilities for
QIAGEN employees regarding environmental, social and governance (ESG)
matters, reflecting our commitment to a more sustainable future. Oversight of sustainability is provided by the Supervisory Board, through its Nomination &
Governance Committee. The Managing Board is responsible for integrating sustainability into strategy, and works with the Executive Committee on operational execution.
Our targets and actions address priorities such as reducing the use of plastic and advancing environment-friendly product solutions; lowering emissions across our operations and supply chain; and working with suppliers to promote environmental and social responsibility. Through these initiatives, we aim to embed sustainability considerations across our business activities and product life cycle.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 8

Strategy, Business Model and Value Chain
Global presence
Value chain
Value is created across QIAGEN’s value chain through innovation in sample and assay technologies, high-quality manufacturing and regulatory-compliant
Global presence with a focus on the most
attractive developed and emerging markets
supply. As part of its business model, QIAGEN integrates post‑market surveillance into the life-cycle management of its products. The ongoing monitoring of product performance supports the early identification of quality‑related risks, underpins regulatory compliance across markets, and helps maintain trust in QIAGEN’s solutions among customers, patients and end users. These efforts are supported by commercial execution and global distribution capabilities. Our research and development are carried out within manufacturing entities and specialized R&D centers. Manufacturing sites source raw materials and semi-finished products from affiliated entities and independent third parties to support the production of QIAGEN consumables, instruments and related solutions. Sales to end customers are managed through local sales subsidiaries and, in certain markets, third-party distributors. A centralized distribution network connects manufacturing entities with local sales organizations, supported by two global distribution hubs that consolidate demand and optimize supply logistics.
Our products serve more than 500,000 customers across the continuum from
Life Sciences (academia, pharmaceutical R&D and applied testing) to molecular diagnostics (clinical healthcare). QIAGEN operates globally, with significant

Our key sites

Venlo, Global HQ
Hilden, EMEA HQ
Germantown, Americas HQ
Shanghai, China HQ
Singapore, Asia HQ

Global presence
markets in the Americas, Europe, Middle East, Africa (EMEA), Asia Pacific and
Delivering products to
>160 countries
Japan (including China).
Direct sales in
>40 countries

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 9

Strategy, Business Model and Value Chain
Downstream
Upstream
Our
operations
Procurement
Sales to >500,000 customers
in >160 countries
Sales entities in EMEA, APAC
and Americas

Raw materials

R&D services and in-licensing

Finished goods

Logistical and warehousing services

Semi-finished goods

IT and other services
~5,700 QIAGENers across all EC functions
Manufacturing in EMEA, Americas and APAC regions

Consumables

Instrumentation services

Instruments

Licensing (e.g., patents)

Bioinformatics
Research and Development
Consumables
Bioinformatics
(digital insights)
Instruments
Material topics

•Climate change	•Climate change	•Consumers and end users	•Climate change
•Resource use and circular economy (e.g. resource inflows)	•Resource use and circular economy (e.g., closing the loop, waste management)	•Own workforce –Working conditions –Diversity and inclusion –Occupational health and safety	•Resource use and circular economy (e.g. products, services, waste)

•Business conduct			•Business conduct
•Workers in the value chain	•Business conduct		•Workers in the value chain
•Consumers and end-users

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 10

Strategy, Business Model and Value Chain
Interests and views of our stakeholders
Understanding and addressing the interests and expectations of our stakeholders is essential for our business strategy and long-term value creation.
Throughout 2025, we actively engaged with stakeholders through various channels, incorporating their insights into our materiality assessment, business processes and capital allocation dialogue. These engagements supported decisions on product portfolio priorities, operational improvements, transparency in external reporting and the way we communicate our approach to profitable growth, investment discipline and long-term shareholder value creation.
In particular, engagement with shareholders and the financial community provided feedback not only on sustainability performance and governance, but also on strategy execution, capital deployment priorities and the balance between investing for future growth and maintaining financial discipline. This dialogue helps us explain how we allocate resources to strategic growth pillars, innovation, operational capabilities and other value-enhancing initiatives, while maintaining a focus on returns, resilience and transparency. In accordance with the Dutch Corporate Governance Code, our Stakeholder Engagement Policy is
available on our website.
Interests and views of our stakeholders

Stakeholders	How we engage	Why we engage	How we respond

Shareholders and the financial community
•Quarterly reports and earnings calls, including
strategy and capital allocation updates
•Annual report and annual general meeting
communications, including long-term value
creation priorities
•Regular roadshows and investor calls on growth,
portfolio priorities and returns
•Investor relations website and related
shareholder communications
•Investor feedback

•Long-term shareholder value
creation
•Capital deployment to investment
priorities with highest returns
•Financial resilience
•Understanding investor
expectations toward sustainability
•Business conduct: attracting
responsible investors

•Clearer communication on long-term shareholder value creation
•Communication and execution of capital allocation priorities, including strategic acquisitions, digital capabilities and growth pillar investments
•Communication of shareholder return actions, including the annual cash dividend and synthetic share repurchase programs
•Stronger linkage between strategy, resource allocation and profitable growth
•Increased transparency on sustainability performance
•ESG information embedded in internal and external communications
•Expanded CDP environmental reporting

Employees
•Strategic meetings: annual kick-offs and quarterly
feedback checks
•Reviews: one-on-one sessions and 180°
feedback
•Engagement: surveys, pulse checks, events and
webinars
•Trainings: management and regulatory sessions,
ESG awareness
•Foster performance culture •Ensure highest health and safety •Equal treatment and opportunities for all •Employee development, training and skills
•Annual employee survey results show QIAGEN as having a high-
performance culture
•Recognition of QIAGEN as top employer in several regions
•Local site action plans to enhance workplace culture
•Increased safety awareness
•Reduction in unstaffed positions

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 11

Strategy, Business Model and Value Chain

Stakeholders	How we engage	Why we engage	How we respond

Customers
•Surveys: customer satisfaction measurement
•Digital tools: web chat and 24/7 service portal
•Events: conferences, trade fairs, roadshows and
infotainment shows; best practice sharing at our
facilities
•Engagement: bilateral meetings, production
tours, training, customer audits
•Sustainability: questionnaires and dedicated
webpage
•Strong ongoing customer engagement and retention •Ensure timely access to products and services •Support sustainable lab practices and efficient waste management
•Incorporation of customer requirements into product and service offering
•Expansion of product portfolio with increasing focus on sustainable products and plastics reduction
•Service improvements, e.g., web chat functionalities and Net Promoter
Score (NPS) above internal benchmarks
•Lab waste treatment pilot

Suppliers	•Workshops on target costing design •Risk assessment, strategic reviews, supplier days •Best practice workshops, bilateral engagement, joint initiatives, webinars with employees	•Supply chain security and risk reduction •Business conduct: responsible sourcing standards •Sustainability commitments	•Cost stability in challenging macroeconomic environment •Mapped strategic supplier base to reduce supply risk and assess sustainability factors •Pilot projects on low-carbon solutions
General society and local communities	•Collaboration with public health laboratories, research and academic institutions around the world	•Access to products and services: enhancement of access to healthcare	•Laboratory infrastructure and capacity building to support pandemic preparedness •Response initiatives, local surveillance •Development of new tools for pathogen detection
Banks and financial institutions	•Mandatory reporting and information (e.g., annual report, non-financial reporting) •Bilateral meetings	•Efficient financing costs •Improvements in ESG ratings	•Reduced financing costs for debt offerings •Favorable ESG performance-linked loan conditions

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 12

Operating Environment
Economic environment
In 2025, global economic growth remained moderate, with the International
Monetary Fund (IMF) estimating real GDP growth of about 3%. Inflation eased in many economies, supporting the start of monetary policy easing in some markets, although underlying price pressures persisted in parts of the advanced economies. Growth remained uneven, with advanced economies expanding by around 1.5% and emerging market and developing economies growing at just above 4%.
Economic activity continued to be influenced by elevated public and private debt levels, trade policy uncertainty and geopolitical tensions, contributing to a cautious operating environment across many sectors.
Industry environment
The Life Sciences and molecular diagnostics industries showed mixed conditions in 2025. While demand growth continued in several application areas—
including oncology, infectious disease testing and biopharmaceutical research
—customer purchasing patterns remained uneven across regions. Companies increasingly emphasized expanding the use of installed instrument platforms and menu breadth to drive growth in clinical and research settings.
QIAGEN remained positioned to address these trends through its global footprint and commercial scale, supported by key platforms such as QIAstat-Dx, for which cumulative placements exceeded 5,200 instruments worldwide at year-end 2025.
The addressable Life Sciences and molecular diagnostics segments are estimated at about $12 billion in annual sales, with expectations for continued
single-digit growth.
QIAGEN products
Our leadership in molecular research and testing solutions leverages our product portfolio across a wide range of applications. These are grouped into two main categories:
•Consumables and related revenues, which include consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services (90% of total net sales in 2025)
•Instruments and related services and contracts (10% of total net sales in
2025)
QIAGEN product groups
Sample technologies
Sample technologies represent one of our pillars and include products involved in the first step of any molecular lab process.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 13

Operating Environment

Selected biological samples

Tissue	Stool
Cells	Saliva
Blood	Other body fluids
Serum	Bone
Plasma	Plants
Urine	Soil

Input demands	Processing	Target analytes
Low / high-volume	Manual	Genomic DNA
Low-quantity		Plasmid DNA
Tubes / plates		cfDNA

Input demands
Low-quantity	Automated	mRNA, rRNA
High-quantity	Low- to high-	miRNA
Tubes / plates	throughput systems	Circulating tumor cells and proteins

Applications

Cloning	qPCR / dPCR
DNA amplification	Sequencing / NGS
Arrays	Liquid biopsy
Gene editing	Microbiome
Epigenetics	Gene silencing
Cellular analytics	Proteomics

Our broad portfolio of Sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular-
testing platform. These products are used in research and applied testing
(forensics/human identification and food safety) in laboratories as well as clinical testing.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 14

Operating Environment

Sample technologies	Selected QIAGEN brands

Primary Sample technology consumables
•Nucleic acid stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
•Mainly based on silica membrane and magnetic bead technologies
	•QIAamp •PAXgene •AllPrep	•DNeasy •QIAprep&amp	•RNeasy •MagAttract •QIAwave
Secondary Sample technology consumables
•Kits and components for purification of nucleic acids from secondary sample materials (e.g., gel, plasmid DNA)	•QIAprep •QIAGEN Plasmid •HiSpeed	•QIAquick •QIAfilter •EndoFree	•DyeEx
Sample technology instruments
•Instruments for nucleic acid purification, quality control and accessories	•QIAsymphony •EZ2 Connect •TissueLyser III	•QIAcube Connect •EZ2 Connect MDx	•QIAcube HT •QIAxcel Connect •QIAcube Connect MDx •QIAsprint Connect
Diagnostic solutions
Diagnostic solutions include our molecular testing platforms and consumables, covering two of our pillars with QuantiFERON and QIAstat-Dx. They also include Precision Diagnostics, which comprises companion diagnostic co-
development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory-developed tests. Additional areas include oncology and sexual and reproductive health for detection of various diseases and for other laboratory processes.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 15

Operating Environment

Diagnostic solutions	Selected QIAGEN brands

Immune response consumables
•Interferon-Gamma Release Assay (IGRA) for latent TB testing •Assays for post-transplant testing, viral load monitoring	•QuantiFERON
Oncology and sexual and reproductive health consumables
•Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions •Assays for prenatal testing and detection of sexually transmitted diseases and HPV	•therascreen •AmniSure / PartoSure	•ipsogen	•digene HC2
Sample to Insight instruments and dedicated assays
•One-step molecular analysis of hard-to-diagnose syndromes •Fully integrated PCR testing	•QIAstat-Dx •QIAstat-Dx Rise
PCR/Nucleic acid amplification
PCR/Nucleic acid amplification involves our research and applied PCR solutions and components. The product group includes another of our pillars,
QIAcuity. We offer optimized solutions for end-point PCR, quantitative PCR and digital PCR. Our kits, assays, instruments and accessories amplify and detect targets and streamline workflow for virtually any application.

PCR/Nucleic acid amplification	Selected QIAGEN brands

Research PCR consumables
•Different generations of PCR, quantitative and digital PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies
	•QuantiTect •OneStep RT-PCR •OmniScript •QIAcuity	•QIAGEN Multiplex •miRCURY •AllTaq •GeneGlobe	•QuantiNova •HotStarTaq •UltraRun Long Range
Human ID/Forensics assay consumables
•Short tandem repeat (STR) assays for human ID, additional assays for food contamination	•Investigator (human ID / forensics)
PCR instruments
•Digital PCR solutions •qPCR solutions	•QIAcuity •Rotor-Gene Q	•QIAgility	•QIAcuityDx
OEM consumables
•Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	•Provided on an individualized contract basis

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 16

Operating Environment
Genomics/NGS
This product group includes our universal next-generation sequencing (NGS)
solutions for use with any NGS sequencer as well as the full bioinformatics portfolio offered by QIAGEN Digital Insights, which also represents one of our pillars.

Genomics/NGS	Selected QIAGEN brands

Universal NGS consumables
•Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, DNA methylation analysis, etc. •Sequence-based assays for forensic genetic genealogy	•QIAseq •GeneGlobe	•REPLI-g •EpiTect	•ForenSeq Kintelligence
QIAGEN Digital Insights solutions
•Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is integrated into many QIAGEN consumables and instruments.
	•QCI Secondary Analysis •QCI Interpret •QCI Precision	•CLC Workbenches •OmicSoft Lands •Ingenuity Pathway Analysis	•Biomedical Knowledge Base •HGMD •HSMD •PGXI
Other
Revenues from various sources, including protein biology products, royalties, intellectual property and freight charges.
Principal markets
We sell our products to more than 500,000 customers in two broad customer groups: molecular diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical research and development and applied testing).
At the end of 2025, our current total addressable market was estimated at approximately $12 billion annually, with estimates indicating that this market opportunity would grow about 4-6% annually through 2028.
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
molecular tests that are transforming the treatment of cancer and other diseases.
We have more than 30 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. Companion

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 17

Operating Environment
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
Life Sciences
The Life Sciences market includes governments and biotechnology companies, where researchers and scientists are using molecular testing technologies to advance scientific knowledge in the pursuit of new breakthroughs that can lead to new medicines and diagnostics for use in clinical healthcare. This market also includes the use of molecular testing technologies for applied applications, in particular for forensics as well as food and veterinary testing. These customers are all often served by public funding and research and development budgets within pharmaceutical companies.
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
development, including stratification of patient populations based on genetic information. Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research and treatment options.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 18

Operating Environment

Selected Life Sciences products
Sample technologies	Assay technologies	Instruments	Bioinformatics

~300 different kit types for extraction and purification of DNA, RNA and proteins from tissue, blood, cells, stool, plants, soil and other sample types	•Real-time PCR •Digital PCR •Next-generation sequencing	•QIAsymphony •QIAcube Connect •QIAcuity digital PCR	•Ingenuity Pathway Analysis (IPA) •Genomics Workbench/Server •Microbial Pro Suite/RNA-seq •Microbial Epigenetics
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
Some of our other products within our molecular diagnostics customer class, such as tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and CMV (cytomegalovirus), compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, time to result, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.
We believe our competitors typically do not have the same comprehensive approach to sample-to-insight solutions as we do, nor do they have the ability to provide the broad range of technologies and depth of products and services that we offer.
Current and potential competitors may be in the process of seeking Federal
Drug Administration (FDA) or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products noncompetitive.
Global presence by product category and geographic market
Product category information
Net sales for the product categories are based on those revenues related to sample and assay products and related revenues, including bioinformatics solutions, as well as revenues derived from instrumentation sales.

Net sales (in millions)	2025	2024	2023

Consumables and related revenues	$1,876.4	$1,760.2	$1,726.2
Instrumentation	213.6	218.0	239.1
Total	$2,090.0	$1,978.2	$1,965.3

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 19

Operating Environment
Geographical information
We sell our products in more than 160 countries. The following table shows total revenue by geographic market for the past three years (with net sales attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

Net sales (in millions)	2025	2024	2023

United States	$998.4	$942.0	$935.3
Other Americas	88.1	89.6	84.8
Total Americas	1,086.5	1,031.6	1,020.1
Europe, Middle East and Africa	712.8	648.5	624.6
Asia Pacific, Japan and Rest of World	290.7	298.2	320.7
Total	$2,090.0	$1,978.2	$1,965.3
Seasonality
Our business is not significantly impacted by seasonal factors. Historically, a portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approvals of government budgets or government shutdowns, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns. For example, the timing and severity of viral infections such as influenza or the SARS-CoV-2 virus may impact demand for our products.
Research and development
We are committed to expanding our global leadership in "Sample to Insight"
solutions serving customers in the Life Sciences and clinical diagnostics. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.
Innovation at QIAGEN follows parallel paths:
•Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of novel molecular technologies
•Expanding our broad portfolio of content – including assays to detect and measure biomarkers for disease or genetic identification
•Integrating QIAGEN Digital Insights with the testing process – software and cloud-based resources to interpret and transform raw molecular data into useful insights
Innovation in automation systems positions us in the fast-growing fields of molecular testing and generates ongoing demand for our consumable products.
We are developing and commercializing a robust pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Diagnostics in cancer and other diseases and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony and QIAstat-Dx automation systems in the coming years together with developing next-
generation sequencing (NGS) kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. We continue to develop applications for the QIAcuity digital PCR system, which is designed to make digital PCR technology available to Life Sciences and clinical laboratories worldwide, as well as to other participants in the NGS market.
Sales and marketing
We market our products primarily through subsidiaries in markets with the greatest sales potential in the Americas, Europe, Australia and Asia.
Experienced marketing and sales staff, many of them scientists with academic

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 20

Operating Environment
degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and the value of our systems, while maintaining collaborative relationships. In many markets, we have specialized independent distributors and importers.
Our go-to marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible and enhancing relationships with a commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels -- online, by phone or in person – and to optimize investment in different customer types.
We continue to drive the growth of our digital marketing channels – including our website at www.qiagen.com, product-specific sites and social media.
The recent pandemic saw an increase in virtual events and use of digital sales channels. We have likewise increased the activities in digital marketing to adapt to these market changes, such as installing an in-house studio to facilitate creation of video content and live virtual events.
Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems.
My QIAGEN is an easy-to-use self-service portal that is personalized to our customers' needs and enables them to manage different activities in one central place. Customers can now easily reorder products, place bulk orders, apply quotes to their cart and track their order status. Functionality in the dashboard allows customers to monitor their instrument use and view the status of licenses and service agreements. Additionally, customers can access our exclusive content and services, such as webinars, handbooks and other documents.
Our GeneGlobe Design and Analysis Hub (www.geneglobe.com) is a valuable outreach to scientists in pharma and academia, enabling researchers to search and order from approximately 25 million pre-designed and custom
PCR assay kits, NGS assay panels and other products. The hub brings next-
level experiment planning, execution and follow-up to Life Science researchers, linking our QIAGEN Digital Insights solutions with ordering of assays to accelerate research.
We use a range of tools to provide customers with direct access to technical support, inform them of new product offerings and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service support allows existing or potential customers to discuss or ask questions about our products and molecular biology procedures with QIAGEN scientists online or by phone. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.
We also distribute publications, including our catalog, to current and potential customers worldwide, providing new product information, updates and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct-marketing campaigns to announce new products and special promotions, and we offer electronic newsletters and webinars highlighting molecular biology applications.
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
Intellectual property, proprietary rights and licenses
We have made, and expect to continue making, investments in intellectual property. In 2025, additions to our intangible assets outside of business combinations totaled $6.1 million, and as of December 31, 2025, patent and license rights, totaled a net $38.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 21

Operating Environment
aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31,
2025, we owned 280 issued patents in the United States, 214 issued patents in Germany and 1,569 issued patents in other major industrialized countries.
We had 353 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application.
We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements at the start of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature under specific circumstances and other exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property, subject to local laws.
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
Our supplier policy, which all new suppliers sign, is available on our website and contains requirements with regard to legal compliance, bribery and corruption, labor rights, nondiscrimination and fair treatment, health and safety as well as environmental protection and conservation. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance, as appropriate. As part of our supplier assessment procedures, on a monthly basis, we evaluate the supply performance of our raw material and component suppliers. We assess, on a continuous basis, potential alternative sources of such materials and components and, on a yearly basis, the risks and benefits of reliance on our existing suppliers.
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
In 2025, markets experienced increased pressure because of ongoing geopolitical tensions. QIAGEN's strong material positions and thorough coverage ensure that customer product availability remains unaffected at present. However, uncertainty remains about how markets may develop in
2026 in light of ongoing geopolitical tensions.
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
conflict minerals disclosure with the SEC on Form SD for the year ended
December 31, 2024, on May 30, 2025, and will update our disclosures as required.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 22

Operating Environment
Description of property
Our primary production and manufacturing facilities for consumable products are in Germany, the United States, Spain and China. Our software development facilities are in the United States, Germany, Poland, Denmark and
Romania, and our Center of Excellence for the development of companion diagnostics for personalized healthcare is in the United Kingdom.
Our production and manufacturing operations are highly integrated and supported by sophisticated inventory control and production-planning processes. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. In recent years, we have made capital investments principally in automated and interchangeable production equipment to expand production capacity and improve operating efficiency. We have also invested in enterprise systems to support production planning and operational control, including continued
deployment and enhancement of SAP-based systems. SAP R/3 is used to integrate the majority of our operating subsidiaries, and we are in the process of a multi-year implementation of S/4HANA.
In addition, capital expenditures include selected investments intended to support energy efficiency and emissions reduction initiatives, including renewable energy projects. Capital expenditures for property, plant and equipment totaled $201.0 million in 2025, $167.2 million in 2024 and
$149.7 million in 2023. These capital expenditures were financed from operating cash flows, and we expect operating cash flows to remain the primary source of funding for future capital expenditures.
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
The consumable products manufactured at QIAGEN GmbH in Germany and
QIAGEN Sciences LLC in Maryland are produced under ISO 9001:2015, ISO
13485:2016, MDSAP. In 2025, we completed the implementation of ISO
50001, a voluntary international standard that aids organizations in managing their energy usage. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.
Our corporate headquarters are located in Venlo, Netherlands. The below table summarizes our largest facilities. Other subsidiaries throughout the world lease smaller amounts of space.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 23

Operating Environment

Facility location	Country	Purpose	Owned or leased	Square feet

Hilden	Germany	Manufacturing, warehousing, distribution, research and development and administration	Owned	986,000
Germantown, Maryland	U.S.	Manufacturing, warehousing, distribution and administration	Owned	285,000
Shenzhen	China	Development, manufacturing, warehousing, distribution and administration	Leased	107,200
Manchester	U.K.	Development and Service Solutions	Leased	96,300
Frederick, Maryland	U.S.	Development, Service Solutions, manufacturing, warehousing and distribution	Leased	76,500
Wrocław	Poland	Business service center	Leased	65,100
Beverly, Massachusetts	U.S.	Enzyme manufacturing	Leased	44,000
Barcelona	Spain	Development, manufacturing, warehousing, distribution and administration	Leased	31,900
Manila	Philippines	Business service center	Leased	29,300
Shanghai	China	Service Solutions and administration	Leased	28,400
Gdańsk	Poland	Enzyme manufacturing, development, warehousing and administration	Leased	23,300
Germantown, Maryland	U.S.	Service Solutions and training center	Leased	13,500
Redwood City, California	U.S.	Bioinformatics	Leased	12,700
Gdynia	Poland	Enzyme manufacturing, development and warehousing	Leased	11,200
Our facilities in Hilden, Germany, and Germantown, Maryland, have the capacity to expand in the future by an additional 300,000 square feet each.
Our facility in Ann Arbor, Michigan, was closed in 2025, following the decision to discontinue the NeuMoDx portfolio as discussed in Note 6
"Restructuring."
We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state and local laws and regulations, including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.
Employees
As a company headquartered in the European Union (EU), we recognize freedom of association and collective bargaining as fundamental to maintaining a positive relationship between management and employee representatives. A significant portion of our workforce is employed in
Organization for Security and Co-operation in Europe (OSCE) member states, and we comply with all applicable labor laws in every region where we operate. Management values its relationships with regional labor unions and employees, and considers them to be positive.
We are committed to respecting and promoting human rights, as outlined in our
Human Rights Policy, available on our website at www.qiagen.com. This policy is communicated globally via our Company intranet and provided to all new employees. We foster an open-door workplace culture where employees can freely raise concerns with management or Human Resources without fear of retaliation. Our policy explicitly ensures that employees may discuss working conditions openly without risk of reprisal, intimidation or harassment.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 24

Operating Environment
The following tables provide information on the number of employees by geographical region and main category of activity as of December 31, 2025,
2024 and 2023:

Employees by region	2025	2024	2023

Americas	1,210	1,252	1,329
Europe, Middle East & Africa	3,318	3,352	3,453
Asia Pacific, Japan and Rest of World	1,126	1,161	1,185
Total	5,654	5,765	5,967

Employees by function	2025	2024	2023

Production	27%	28%	28%
Research & Development	17%	18%	18%
Sales	38%	37%	37%
Marketing	6%	6%	6%
Administration	12%	11%	11%
Total	100%	100%	100%
Depending on local laws and customs, there are different types of employment ranging from long-term fixed contracts to temporary positions, along with flexible time and programs for employees returning to work after parental leave. In 2025, temporary employees with a fixed-term work contract represented 5.7%.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 25

Risks and Risk Management
Risk management
Our Approach
Our risk management approach is built on four key principles:
(1)Active involvement of the Supervisory Board and senior management
(2)Comprehensive policies and procedures
(3)Robust risk monitoring, management and information systems
(4)Effective internal controls
Governance and oversight
QIAGEN is managed by a Managing Board and an independent Supervisory
Board, both appointed at the Annual General Meeting of Shareholders. The
Managing Board oversees our risk management system, developing and implementing strategies, controls and mitigation measures to identify and manage current and emerging risks. These risk management policies are embedded in our corporate governance framework, code of ethics and financial reporting controls. Dedicated functional experts continuously evaluate and address business risks.

Role	Responsibility

Audit Committee of the Supervisory Board
The Audit Committee of the Supervisory Board oversees the effectiveness of the Company’s risk management and internal control systems, regularly reviews and discusses key risks, the overall risk profile, and emerging threats, and evaluates the adequacy of internal controls related to financial reporting, compliance, and operational risks to ensure robust governance and organizational resilience.

Managing Board
The Managing Board provides strategic oversight and governance to ensure that risk management is fully embedded into QIAGEN’s
long‑term objectives and organizational structures, regularly reviewing principal risks, internal controls, and regulatory compliance while overseeing the effectiveness of the risk management system (RMS); it also ensures accurate and transparent external risk disclosures and supports senior management in sustaining a strong, organization‑wide risk culture.

Executive Committee
The Executive Committee approves and aligns the ERM and RMS
frameworks with QIAGEN’s strategic objectives, promotes a strong risk‑aware culture, conducts quarterly reviews of key risks and opportunities, ensures effective governance and resources for risk management, and continuously monitors and improves the
organization’s risk culture.

Enterprise Risk Management (ERM)
The Enterprise Risk Management function develops, implements, and continually enhances the ERM framework and processes while
coordinating risk management activities across the organization; guides and supports Risk Owners in identifying, assessing, and reporting risks;
prepares and delivers risk reports to the Executive Committee and external stakeholders; monitors key risks and opportunities through workshops and assessments; and serves as the primary contact for external audits and regulatory reporting.

Risk Owners
Risk Owners identify, assess, and report risks and opportunities within their responsibility, decide and implement appropriate risk response strategies, continuously monitor risk progression and the effectiveness of mitigation measures, escalate risks to the ERM team when they cannot be adequately mitigated, and maintain the risk register by updating entries and providing incident or ad‑hoc reports as necessary.

Employees
Employees are expected to understand and manage the risks relevant to their roles, follow all established risk management policies and procedures, and actively contribute to a risk‑aware culture through their everyday actions and decision‑making.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 26

Risks and Risk Management
QIAGEN Enterprise Risk Management framework
The risk management framework at QIAGEN is built on the internationally recognized standard ISO 31000, integrating risk management into every aspect of the organization’s purpose, governance, strategy and operations. The
ERM policy establishes a structured approach for identifying, assessing, and responding to key risks and opportunities that could impact the ability of
QIAGEN to achieve its objectives. This framework defines clear roles and responsibilities—spanning the Managing Board, Executive Committee, ERM function, Risk Owners, and the Audit Committee of the Supervisory Board—and
sets out principles for risk appetite, tolerance thresholds, and risk profile monitoring. The ERM cycle is continuous and iterative, aligning risk management activities with strategic planning, financial cycles and operational decision-making. Key risks are reviewed at least quarterly, with ad-hoc assessments triggered by significant internal or external events, ensuring that risk management remains dynamic and responsive to change. The policy governing the risk management system (RMS) further details how risk is managed through the Three Lines Model, which delineates accountability across operational management, risk oversight and internal audit. The RMS provides a comprehensive process for risk identification, analysis, evaluation, response and monitoring, supported by tools such as the Risk Universe and Risk
Register. Risks are assessed using top-down and bottom-up approaches, with prioritization based on likelihood, impact and alignment with QIAGEN’s risk appetite. The framework emphasizes a robust risk culture, transparency, and collaboration, ensuring that risk management is a shared responsibility and embedded in daily business activities. Regular reviews and continuous improvement of the ERM and RMS frameworks ensure that QIAGEN remains resilient, compliant, and well-positioned to capitalize on opportunities while mitigating threats.
Risk classification and assessment
We categorize risks into five main types:
•Strategic risk – refers to the potential for losses due to a failed business strategy, planning or decision-making. It is associated with the overall future business plans and strategy of a company, including mergers and acquisitions, management of external network/partnerships or changes in management.
•Operational risk – is defined as the risk of loss resulting from inadequate or defective systems and internal processes, from human or technical failure and from damage to physical assets.
•Compliance risk – refers to the potential for legal penalties, financial forfeiture, and damage to reputation that a company could face as a result of failing to comply with laws, regulations, industry standards or codes of conduct applicable to its business activities.
•Financial risk – refers to the possibility of a company experiencing financial losses due to changes on the financial market or wrong/insufficient financial structure management.
•External risk – refers to the potential threats or uncertainties that originate outside of a company's control and can negatively impact its operations, performance, or profitability. These risks arise from the organization's interactions with the natural environment, society and regulatory frameworks, and they can affect the long-term sustainability of the business.
All risks are assessed based on their likelihood and potential impact on our ability to achieve business objectives. The goal is to identify risks that could materially threaten our success and to implement timely mitigation actions.
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
and ensures adherence to corporate policies, including our Code of Conduct and Ethics as described in the Corporate Governance section of this annual report.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 27

Risks and Risk Management
Risk appetite
Risk appetite is the amount and category of risk that QIAGEN is willing to pursue or retain in the pursuit of its objectives. The risk appetite is documented in a formal statement owned by the Executive Committee, while the Managing
Board provides oversight and approval to ensure alignment with the
Company's strategic direction. This statement serves as a guiding principle for senior management in daily decision‑making.
It defines clear parameters for acceptable and unacceptable risks, ensuring consistent and aligned decisions across the organization, and is reviewed and updated annually to remain aligned with strategic priorities.
QIAGEN maintains a balanced risk appetite, seeking to pursue strategic growth opportunities while maintaining robust controls to ensure that risks are managed within defined tolerances and do not compromise our long-term objectives, regulatory compliance or stakeholder trust.
Risk factors
Our business faces significant risks that also threaten the entire industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. In addition, risks and uncertainties that are currently unknown to QIAGEN or are considered immaterial might affect its business, operations and financial condition. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report. The risks described below are grouped into main categories, with the risks within each category listed the significant risks. The risks mentioned reflect our risk assessment but do not imply that the Company has no other risks and cannot have a material adverse impact on our results of operations, liquidity, or capital resources.
Summary of risk factors
QIAGEN operates in a complex and evolving global environment that presents a broad range of strategic, operational, financial, compliance and external risks which could, individually or collectively, affect the achievement of its strategic objectives, financial condition or long‑term sustainability. We maintain a structured enterprise risk management framework designed to identify, assess, and manage these risks; however, no assurance can be given that all risks can be fully anticipated or mitigated.
Strategic risks arise from the need to continuously align our strategy with rapidly changing market conditions, technological developments and stakeholder expectations. This includes the effective integration of environmental, social and governance considerations into decision‑making, the successful development and commercialization of innovative products and the ability to respond to competitive pressures and disruptive technologies. Our broad presence in global markets and the execution and integration of acquisitions may expose us to additional economic, political and regulatory uncertainties, potentially affecting anticipated benefits and growth trajectories.
Operational risks relate to the complexity of the Company’s global operations and reliance on people, systems, suppliers, and partners. The loss of key personnel, disruptions to manufacturing or supply chains, or insufficient resilience could adversely impact operational performance. Increased reliance on digital platforms, data, and advanced technologies, including artificial intelligence, may introduce ethical, security and governance challenges. Cyber security incidents, system outages or failures to adequately protect sensitive information could result in operational disruption, regulatory scrutiny or reputational harm.
Compliance risks stem from operating in a highly regulated environment across multiple jurisdictions. We are subject to evolving legal and regulatory requirements related to product approvals, quality standards, data protection, anti‑bribery and anti‑corruption laws, intellectual property, environmental regulations and supply‑chain due‑diligence obligations. Failure to comply with these requirements, or delays in adapting to regulatory changes, could result in fines, litigation, restrictions on market access, or damage to our reputation.
Financial risks include exposure to changes in tax laws and interpretations, global minimum tax regimes, foreign exchange fluctuations and the potential

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 28

Risks and Risk Management
impairment of goodwill and intangible assets. Our capital structure and debt obligations may limit financial flexibility, while future capital requirements may depend on market conditions and access to funding on acceptable terms.
Variability in customer purchasing patterns and reimbursement environments may also affect forecasting accuracy and financial performance.
External risks arise from factors largely beyond the Company’s control, including global economic uncertainty, inflationary pressures, interest rate movements, geopolitical conflicts, trade restrictions and changes in public funding or reimbursement policies. These factors may influence customer demand, supply‑chain stability, cost structures and market access. In addition, evolving stakeholder expectations related to sustainability and corporate responsibility may affect competitiveness, reputation and long‑term value creation.
While we actively monitor and manage these risks within our defined risk appetite, the realization of any of these uncertainties could materially and adversely affect our business, financial condition, results of operations or strategic objectives.
Strategic risks
Our presence in potential high-growth markets exposes us to economic, political and regulatory risks.
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
Emerging competitors and rapid technological advances in diagnostics, combined with regulatory hurdles, threaten the market position, profitability and growth prospects of our diagnostic and syndromic testing products.
The competitive landscape for our diagnostic portfolio, including
QuantiFERON, QIAcuity and QIAstat-Dx, is evolving rapidly. Competitors may introduce new technologies, expand strategic partnerships or obtain regulatory approvals earlier than anticipated, which could adversely impact adoption of our products, limit market share expansion or render certain offerings less competitive. For example, announcements by major industry participants regarding advancements in latent tuberculosis testing, as well as new point of care syndromic testing platforms introduced in key markets, illustrate the pace at which competitive dynamics can shift. These developments highlight that the absence of clear current regulatory or clinical progress from competitors does not eliminate the risk of future market disruptions.
Additionally, new instruments and assay systems brought to market by competitors may target both established and emerging market segments, potentially outpacing the capabilities of our current technologies. Competitor expansion into the U.S., Europe, Japan and other regions—coupled with evolving trade policies, including U.S. tariffs—may create pricing pressures, influence customer purchasing behavior or challenge our ability to match product breadth and performance.
Regulatory requirements further contribute to this risk. The need to secure timely approvals for new assays or platform enhancements may delay our product launches, limit our ability to respond to market shifts, or hinder execution of our growth strategies. If we do not meet development timelines or effectively

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 29

Risks and Risk Management
navigate regulatory pathways, we may be unable to achieve anticipated revenue targets or capitalize on market opportunities.
If we fail to keep pace with technological innovation, respond to competitive pressures or obtain required regulatory clearances in a timely manner, our market position could weaken, our profitability could be adversely impacted and our ability to achieve planned growth—particularly in high growth diagnostic segments—could be materially and negatively affected.
Challenges in managing growth and acquisition integration may limit expected benefits and adversely impact our performance.
We have grown significantly in recent years, with total net sales increasing from $1.87 billion in 2020 to $2.09 billion in 2025. This growth has been driven by both organic expansion and strategic acquisitions, including the
2025 acquisitions of Parse Biosciences, Inc. and Genoox. We might continue acquiring businesses that align with our Sample to Insight strategy in molecular research and clinical testing. However, successful integration of acquisitions requires significant resources, coordination and expense.
Our ability to manage ongoing growth and execute on expansion initiatives is subject to risks, and the outcomes may not achieve the anticipated benefits or align with evolving operational, financial or strategic expectations. As we continue to broaden our activities and pursue opportunities to strengthen our portfolio—including through the acquisition of complementary businesses—we may be required to adapt our internal processes, systems and organizational structures to support a larger and more complex operating model. These efforts may place increasing demands on management attention and require significant capital and human resources.
The successful integration of acquired businesses, technologies and personnel remains inherently uncertain. Expansion activities may expose us to challenges related to aligning operations, maintaining consistent standards, integrating systems and processes, and retaining key talent. Acquisitions can also introduce additional regulatory, commercial and financial considerations, including potential liabilities, shifting market dynamics or delays in realizing intended synergies. Performance may also depend on external parties, such as suppliers, partners or acquired teams, whose activities we do not fully control.
As we grow, we may need to expand or enhance our operational and financial control frameworks to ensure continued reliability, consistency and compliance across a broader footprint. In some cases, implementation of new systems or scaling of existing capabilities may temporarily disrupt operations or increase costs. Divergent stakeholder expectations regarding the pace and direction of expansion may also lead to reputational risks if outcomes are perceived as insufficient or misaligned.
Failure to effectively manage growth or integrate acquisitions could result in operational inefficiencies, delays in execution, increased expenses, or challenges in maintaining expected performance levels. In certain circumstances, these developments may also affect our financial condition, reputation or ability to achieve long‑term strategic objectives.
We rely on collaborative commercial relationships to develop and/or market some of our products.
We rely on a variety of external partners to develop, commercialize, and distribute certain products. These collaborations—whether with academic institutions, pharmaceutical and biotechnology companies, or regional commercial partners—support key parts of our portfolio but also introduce uncertainty. Outcomes depend on the priorities, performance and long‑term commitment of these partners, and in some cases on clinical, regulatory or market factors outside our direct control.
Companion diagnostic programs, joint development efforts and distributor‑based marketing arrangements may be affected by shifting partner strategies, misalignment of objectives, limited visibility into local markets, or competing activities. Our ability to expand or maintain market access in certain regions similarly depends on the effectiveness and reliability of external parties.
In general, the success of these collaborative relationships influences development timelines, market penetration and commercial performance, and any disruption or change in partner engagement could affect our business.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 30

Risks and Risk Management
Our ability to sustain growth relies on the timely development, introduction and market acceptance of innovative products.
The molecular research and testing markets are characterized by rapid technological advancements and frequent new product introductions. To remain competitive, we must continuously develop products that keep pace with evolving customer needs, regulatory expectations and scientific trends. Delays in product development, regulatory approvals or market adoption—such as delays in clinical evidence generation, changing regulatory requirements or extended development cycles—could result in loss of market share that may be difficult to recover.
Several factors influence market acceptance of new products, including:
•availability, quality and pricing relative to competing offerings;
•timing of launch versus alternative technologies;
•perceived utility, performance data and supporting research;
•regulatory approvals, compliance status and evolving standards; and
•shifts in industry needs across Life Sciences, applied markets and molecular diagnostics.
We are making significant investments in intellectual property, software and manufacturing capacity to support new automation platforms such as
QIAstat‑Dx and QIAcuity. These platforms follow a razor-razorblade model in which the value of the instruments depends heavily on the timely expansion of assay menus, availability of new test panels and the ability to scale production.
Delays in menu expansion, challenges in lifecycle management or production capacity constraints may slow platform adoption and reduce expected consumables demand.
Advancements in artificial intelligence—including AI‑driven bioinformatics, automated interpretation tools and competitive AI‑curated data platforms—may accelerate innovation cycles and shift customer expectations. If we are unable to integrate or adapt to such emerging technologies, or if competitors adopt them more effectively, our competitive position and long‑term growth prospects could be adversely affected.
Slower‑than‑expected customer uptake of new systems may negatively impact instrument and consumables sales, compress margins, and weaken our market position. Higher fixed development and manufacturing costs may exert pressure on gross margins and operating income until sufficient market traction is achieved. In addition, production constraints, yield variability or delays in scaling manufacturing capacity could limit availability of new products and impair commercial performance.
If we fail to keep pace with innovation, address market demands, expand product menus, or successfully scale production, our business, financial condition and growth prospects could be materially impacted.
Insufficient ESG integration combined with environmental and circular‑economy compliance shortcomings may adversely affect our operations and reputation.
Our efforts relating to environmental, social and governance (ESG) matters are subject to risks, and the outcomes may not achieve the anticipated benefits or align with evolving regulations and stakeholders’ expectations.
Sustainability‑related standards, disclosure requirements and evaluation criteria continue to shift rapidly across jurisdictions, and we may be required to adjust our practices, reporting processes and internal governance mechanisms in response to emerging rules or divergent stakeholder views. As expectations develop, including those connected to environmental performance, resource efficiency and circular‑economy principles, we may need to expand our reporting capabilities or adopt new operational approaches, which could require significant management focus and the allocation of additional resources.
Performance against our sustainability metrics may also depend on third parties, such as suppliers or external service providers, whose practices we do not fully control. This reliance increases the risk that inconsistencies in external data, varying levels of maturity across supply chains, or limitations in oversight could affect perceived or actual ESG performance and influence stakeholder confidence. In certain instances, reporting obligations may require disclosures that could negatively affect external perceptions of our activities or expose us to scrutiny.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 31

Risks and Risk Management
In addition, our operations—and those of our partners—are subject to an evolving set of environmental, health and safety laws. Failure to comply with these requirements, or delays in adapting to new regulations, could result in fines, penalties, or other enforcement actions. We may also face environmental liabilities inherent to our activities or those of our manufacturing partners, including obligations related to remediation or the handling of regulated materials. As these regulatory frameworks become more stringent, we may be required to incur substantial expenses to meet compliance expectations, which could disrupt operations or affect our financial performance.
Taken together, increasing regulatory complexity, shifting stakeholder expectations and potential environmental compliance obligations may heighten our exposure to operational, financial and reputational risks.
Operational risks
The unplanned departure of critical personnel could disrupt business continuity, delay projects and change recruitment plans.
Our ability to operate effectively depends on the retention of key personnel who possess strategic, operational, technical or regulatory expertise that is essential to our success. These individuals include senior leadership, functional heads and subject matter experts across the Company. The loss of any of these employees could disrupt business sustainability, delay decision-making processes, or impede the execution of core initiatives. If we are unable to retain or adequately replace such personnel, we may experience the loss of intellectual capital, institutional knowledge and strategic relationships that are critical to ongoing projects and regulatory or market commitments.
The departure of key personnel could delay regulatory filings, product development activities or market expansion efforts, and may reduce credibility with customers, partners, or regulators. Reliance on interim leadership, external consultants or accelerated recruitment efforts could increase operating costs and introduce operational inefficiencies. If successors do not possess requisite skills, experience or influence, our ability to execute our strategic priorities could be impaired. Any of these developments could materially and adversely affect our business, financial condition and results of operations.
In November 2025, we announced that Thierry Bernard will step down as
Chief Executive Officer and Managing Director once a successor is appointed.
Following the announcement of Mr. Bernard's departure and prior to the appointment of a successor, uncertainty regarding future leadership may create distraction, affect employee morale and retention, delay decision-making, and disrupt execution. We may experience adverse effects on our business if we are unable to identify a suitable successor. Even after a successor is appointed, the transition of leadership responsibilities and the successor’s integration into our business, operations, and stakeholder relationships may result in disruption, reduced effectiveness, or delays in the execution of our strategic and operational priorities.
Inadequate sustainable operations and resilience planning may expose us to prolonged outages, data loss, and regulatory penalties.
If elements of this framework are not fully aligned, consistently implemented or periodically updated across the organization, resilience efforts may vary between locations or functions. In such circumstances, assessments of critical processes and dependencies may not always reflect evolving operational needs, and recovery priorities may not be optimized for all potential scenarios.
Testing, review, and validation activities contribute to strengthening preparedness. However, if these activities do not occur with sufficient frequency, scope or coordination—or if evolving business priorities limit participation—certain aspects of our resilience, posture may not be fully evaluated under real-world conditions.
Should gaps in governance, assurance or coverage arise, disruptive events such as supply chain interruptions, facility outages, system incidents or broader crises could challenge our ability to maintain normal operations. We may experience delays in certain activities, temporary interruptions to business processes, or increased operational complexity. These circumstances could affect our ability to meet some external commitments, result in higher operating costs, or lead to reputational impacts with customers, partners or other stakeholders. Given the global nature of our operations and exposure to macroeconomic, geopolitical and operational uncertainties, such developments could adversely affect our business, financial condition, or results of operations.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 32

Risks and Risk Management
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
Expanding supply‑chain due‑diligence and reporting obligations, combined with potential shortages, cost increases and logistics disruptions, may materially impact our business performance.
Our business relies on a global supply chain that is increasingly affected by evolving regulatory, operational and market‑driven risks, and outcomes may not achieve the anticipated benefits or align with emerging expectations.
Expanding due‑diligence and transparency requirements—such as the German
Supply Chain Act, U.S. conflict‑minerals reporting rules, and proposed EU‑wide frameworks like the Corporate Sustainability Due Diligence Directive—are
reshaping obligations across jurisdictions and may require enhanced supplier oversight, deeper visibility into upstream tiers, and more comprehensive documentation. Meeting these expectations may increase administrative effort, necessitate updates to contractual terms, or require additional investment in reporting capabilities.
At the same time, our operations depend on the availability, quality and continuity of materials, components and logistics services sourced from a diverse supplier base, including certain limited‑ or single‑source providers for key raw materials such as specialized plastics, biological components and chemicals. Vulnerabilities in supplier resilience—particularly among second‑
and third‑tier upstream partners or suppliers operating in high‑risk or capacity‑constrained regions—may heighten the likelihood of disruptions, requalification needs or accelerated alternative sourcing efforts. Insufficient contractual governance, including agreements that do not fully mandate continuity assurances, regulatory compliance or protection of intellectual property, may further constrain our ability to enforce standards or ensure supply‑chain reliability.
Broader macroeconomic and geopolitical factors—including inflationary pressures, trade restrictions, regional instability or global logistics constraints—
may contribute to fluctuating costs, extended lead times or reduced supplier reliability. Variability in supplier maturity, documentation practices or compliance readiness may also create challenges in meeting regulatory or customer expectations. Failure by us or our suppliers to comply with emerging supply‑chain regulations or due‑diligence standards could result in enforcement actions, limitations on market access, increased operational costs or reputational impacts.
If we are unable to effectively navigate these regulatory developments or mitigate supplier‑related, logistical or resource‑driven pressures, our operations, commercial performance and stakeholder relationships could be adversely affected. Collectively, these factors may influence our ability to maintain continuity across the value chain and meet broader strategic objectives.
We rely on up-to-date systems and strong processes to meet evolving cyber laws, strong cyber security governance and standards, if our cyber security governance, data‑security practices or critical systems fail to keep pace with evolving requirements, we may face unauthorized access, operational disruptions, fines and reputational harm.
We rely on an interconnected digital environment—including internal systems, cloud platforms, third‑party and vendor‑hosted services, and AI‑enabled tools—
to support operations and safeguard sensitive information. As the threat landscape grows in sophistication and ecosystems become more complex, we may face risks related to unauthorized access, loss or alteration of data, disruption of critical services, or inconsistent application of security and privacy practices across environments we manage and those managed by others. The

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 33

Risks and Risk Management
pace of technology change—combined with legacy constraints, supplier dependencies, and limited transparency into how external or AI‑driven components are configured, trained, or controlled—may at times exceed the maturity of our governance processes and make it challenging to uniformly monitor or validate performance, data provenance, and protective controls.
In parallel, privacy, cyber security and digital‑compliance expectations continue to evolve across jurisdictions and sectors. Meeting these requirements may require additional documentation, testing, model/algorithm validation, and reporting, as well as periodic updates to systems and processes. Delays or gaps in adapting to new or emerging standards, or weaknesses in control design or execution, could increase the likelihood of incidents or non‑compliance. If such events occur—whether due to external attack (including increasingly sophisticated or state‑sponsored actors), third‑party or supply‑chain issues, inadvertent human actions, or technical failures—we could experience service interruptions, constraints on data access or transfer, increased remediation and investigative effort, or scrutiny from customers, partners and regulators. In certain circumstances, these developments may result in financial or operational consequences, contractual exposure, enforcement actions or reputational impacts.
While we continue to invest in security capabilities, awareness, and oversight, residual risk remains. Collectively, these factors could adversely affect our operations, compliance posture, financial condition, stakeholder confidence, or ability to meet broader strategic objectives.
We depend on artificial intelligence (AI) systems to support key business activities;
therefore, we may be affected by ethical, security, and operational failures that expose us to new risks.
We increasingly rely on AI–enabled systems across our operations, digital platforms and decision‑support processes, which may expose us to a range of ethical, regulatory, security and operational risks. As AI technologies continue to evolve rapidly, their capabilities, limitations and long‑term implications remain only partially understood. The development, deployment and use of AI may therefore introduce uncertainties that could affect the reliability of our processes, the quality of our outputs, or the effectiveness of business activities that depend on these tools.
Because AI capabilities are embedded to varying degrees within internally developed systems as well as cloud‑based or vendor‑hosted solutions, we may be exposed to risks arising from limited transparency into how underlying models are trained, the types of data used, or the safeguards implemented by third‑party providers. Flawed, biased or incomplete model outputs—or premature reliance on insufficiently validated AI functionality—could influence decision‑making, impede product development activities, delay new offerings or otherwise affect operational performance. These challenges may also create reputational or competitive harm if stakeholders perceive our use of AI as unreliable, inappropriate or inconsistent with emerging sector expectations.
AI adoption may amplify existing cyber security and data protection risks. As systems process larger data volumes, integrate cloud services or automate complex workflows, vulnerabilities may arise that increase exposure to unauthorized access, misuse of confidential information or inadvertent disclosure of sensitive or personal data. Weaknesses in AI‑enhanced tools—
whether due to configuration errors, model failures or malicious exploitation—
may result in operational disruption, financial loss, regulatory scrutiny or legal liability.
The regulatory landscape for AI is still developing, and new or forthcoming requirements may impose additional obligations related to data provenance, transparency, accountability, intellectual property, accuracy, safety or human oversight. Compliance with rapidly evolving standards may require additional documentation, validation, testing or governance controls, and could increase operational complexity or limit how we deploy certain AI‑based capabilities.
Failure to meet these expectations may lead to legal penalties, heightened supervisory attention or reputational harm.
In addition, divergent stakeholder views on responsible AI use may increase scrutiny of how AI‑supported processes are designed, monitored and governed.
Demonstrating appropriate oversight, ensuring explainability of outputs, or addressing bias‑related concerns may be challenging, particularly where AI

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 34

Risks and Risk Management
components are embedded deep within broader systems. The novelty of AI technologies may also expose us to risks that are not yet foreseeable, including those related to competitive dynamics, intellectual property protection, ethical considerations or unanticipated regulatory developments.
If we are unable to effectively manage these risks—such as ensuring adequate model performance, maintaining robust governance and security controls, adapting to evolving legal frameworks or meeting stakeholder expectations—
our operational resilience, compliance posture, financial performance or reputation may be adversely affected.
Compliance risks
Evolving global data‑protection and privacy requirements may expose us to legal, operational, and reputational risks if we are unable to consistently meet stringent obligations across our clinical, commercial, marketing, and genetic‑data activities.
QIAGEN is exposed to an increasingly complex landscape of global data‑protection and privacy requirements that govern how personal, customer, clinical‑study and genetic information is collected, processed, stored and used across our operations. These regulatory frameworks—including the General
Data Protection Regulation (GDPR), China’s Health and Medical Research
Ethics Committee (HGRAC) guidelines for clinical‑study data, regional privacy laws in EMEA and APEC, and evolving standards governing sensitive genetic‑data environments—continue to expand in scope and enforcement intensity. As our activities involve handling significant volumes of personal and, in some cases, highly sensitive information across diverse functions, any shortcomings in our data‑governance practices could expose us to legal, operational, and reputational risks.
Data‑privacy exposure arises in multiple parts of our business. Within clinical‑research settings, our data‑management processes must conform to stringent obligations for handling personally identifiable information from study participants, and non‑compliance with these rules—including those under GDPR and HGRAC—could lead to sanctions, delays, or limits on the conduct of studies. In our commercial operations in EMEA the U.S. and APEC, the collection, storage, and use of customer data remain subject to strict regulatory requirements, and risks may arise if security measures or employee training do not uniformly meet the standards required to prevent unauthorized access or inadvertent disclosure. Our marketing activities introduce further exposure when external data sets or purchased contact lists are used to expand our customer base; ensuring that these data sources are compliant with the GDPR, CCPA or other regional laws requires verification processes that, if not rigorously executed, could result in unlawful processing, regulatory action or invalidation of campaign efforts.
Certain business processes carry heightened privacy considerations. In our
Human Identification Devices (HID) business, the GEDmatch platform processes raw genetic data, creating additional legal exposure if platform practices, user expectations, consent structures or data‑sharing rights diverge from evolving privacy requirements.
If despite our controls we fail to comply with applicable data‑protection laws or are perceived to have mishandled personal, customer, clinical‑study or genetic information, we could face class action law suits, substantial fines, mandatory corrective actions, investigations, restrictions on data use and obligations to modify or suspend certain activities. In addition, any breach of trust—including through data‑privacy incidents, regulatory findings, litigation, or gaps discovered during audits—could harm our reputation, weaken customer relationships, reduce participation in genetic or clinical initiatives, and limit the effectiveness of our commercial programs.
Although we have implemented controls such as data‑management standard operating procedures, privacy‑governance frameworks, consent‑verification mechanisms, system filters that prevent non‑compliant marketing outreach,
GDPR‑aligned event‑data processes, platform‑specific safeguards for genetic information, and structured incident‑response procedures, we might be exposed to potential risks. The fragmented nature of global regulations, ongoing changes in enforcement practices, and the heightened sensitivity of certain data sets mean that we may continue to face exposure that could adversely affect our operations, financial position, or stakeholder confidence.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 35

Risks and Risk Management
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
•Modify or discontinue certain products or processes
•Obtain costly licenses, which may not be available on favorable terms or at all
•Engage in lengthy and expensive litigation to defend against infringement claims or enforce our own patents
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
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31,
2025, we owned 280 issued patents in the United States, 214 issued patents in Germany and 1,569 issued patents in other major industrialized countries. In addition, as of December 31, 2025, we had 353 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.
The patent positions of technology-based companies involve complex and uncertain legal and factual questions, with laws on patent coverage and enforceability subject to change. U.S. patent applications remain secret until

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 36

Risks and Risk Management
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
Operating in a highly regulated global environment exposes us to ongoing uncertainty around approvals and compliance. Regulatory expectations continue to shift across major markets, requiring continuous investment in product development, documentation, quality systems, and monitoring.
Changes in regulations or interpretations may:
•Slow or block product approvals or modifications
•Increase compliance and operational costs
•Limit or interrupt the sale of certain products
Many of our key offerings fall under strict medical‑device and related regulatory frameworks. Failure to meet evolving requirements—whether in quality systems, labeling, documentation, or post‑market obligations—could result in penalties, restrictions, or operational disruptions.
Additionally, products currently sold for research‑use‑only may become subject to new regulatory expectations, requiring additional steps before they can continue to be marketed.
Overall, regulatory evolution remains a material factor that can affect timelines, costs, and market access across our portfolio.
Our business exposes us to potential product liability.
Our product marketing and sales involve inherent product‑liability risks.
Although we currently face no significant claims, future claims may arise, particularly if product defects, quality issues or failures in our manufacturing and control processes result in non‑conforming products or performance concerns. Misuse or perceived misuse of our products—including in sensitive forensic and human‑identification settings—could also lead to litigation or reputational harm.
We must comply with laws governing product safety and the handling of hazardous substances. Accidental contamination, chemical exposure or injury‑related incidents could result in liability, regulatory action or financial impact.
Financial risks
Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility, and adversely affect our results of operations.
Our effective tax rate benefits from partially tax-exempt income through intercompany operating and financing structures as well as regional tax rate variations across our global operations. The statutory corporate tax rate in the
Netherlands is 25.8%, but income or losses in other jurisdictions may be taxed at higher or lower rates.
Recent global tax reforms, including the OECD’s Pillar Two framework, introduce a 15% global minimum tax that could significantly impact

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 37

Risks and Risk Management
multinational businesses, including QIAGEN. The Netherlands has formally enacted Pillar Two legislation, with certain provisions effective January 1,
2024, and others effective as of January 1, 2025. However, ongoing discussions among the OECD and participating countries continue to shape its implementation, creating uncertainty regarding administrative rules and compliance requirements.
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
We carry significant debt with service obligations and restrictive covenants that may limit our financial flexibility. High indebtedness increases the risk of default, restricts our ability to borrow additional funds and could impact our ability to generate sufficient cash flow to meet interest payments and debt covenants. If we are unable to secure working capital, new financing or equity funding, we may need to delay or reduce research and development investments.
Our debt levels could:
•Limit our ability to make required debt payments
•Restrict access to financing for operations, capital expenditures or debt service
•Reduce flexibility in responding to industry changes
•Increase vulnerability to economic downturns
Managing our debt effectively is critical to maintaining financial stability and business continuity.
Our business may require substantial additional capital, which may not be available on acceptable terms, or at all.
Future capital needs will depend on factors such as:
•Marketing, sales and customer support expenses
•Research and development investments
•Facility expansion
•Acquisitions of technologies, products or businesses
•Product demand and operational costs
•Debt repayment or refinancing
•Hedging activities and tax obligations
We expect to meet short-term capital needs through cash flow from operations and cash on hand. As of December 31, 2025, we had $1.7 billion in long-
term debt and may choose to refinance these obligations.
If our existing resources become insufficient, we may need to raise funds through public or private debt or equity financing. However, funding may not be available on favorable terms, potentially requiring us to reduce or delay research and development, production, marketing, capital expenditures or acquisitions, negatively impacting our business. Additionally, issuing equity or convertible securities could result in shareholder dilution.
Our strategic equity investments may result in losses.
We make strategic investments in businesses as opportunities arise, but these investments may result in losses. We periodically evaluate their carrying value based on factors such as recent stock transactions, financial statements and market conditions. However, valuation fluctuations—driven by factors beyond our control—may impact our financial results.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 38

Risks and Risk Management
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
At December 31, 2025, our consolidated balance sheet included $2.7 billion of goodwill and $386.4 million of intangible assets. Goodwill arises when the purchase price of an acquisition exceeds the fair value of net assets, while intangible assets represent finite-lived assets such as patents or trademarks.
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
External risks
Global economic uncertainty, rising rates, and geopolitical tensions may disrupt markets and supply chains, adversely affecting our operations and financial performance.
Our global operations are exposed to a broad range of macroeconomic, geopolitical and regulatory uncertainties that could adversely affect our business, financial condition and results of operations. Changes in global economic conditions—including inflationary pressures, tightening monetary policies, fluctuating energy prices, rising interest rates and volatility in financial markets – may influence customer purchasing behavior, impact access to capital, and increase operating costs across our value chain. Shifts in trade policies, import duties, and tariff regimes, including those arising from evolving
U.S.– China relations or regional policy actions, may create additional cost burdens or restrictions on the flow of goods, potentially affecting supply chain stability and market access.
Geopolitical developments, including regional conflicts, terrorist attacks, sanctions, and sudden policy shifts, can disrupt global markets, weaken supply chains and contribute to increased uncertainty in countries where we operate or where our suppliers and customers are located. Recent conflicts and geopolitical tensions have demonstrated the potential for sudden changes in trade routes, logistics availability, and energy costs, as well as heightened risks of cyber disruption and political instability. These conditions may also amplify operational challenges for suppliers and third‑party logistics partners, further affecting product availability or delivery timelines.
At the same time, we operate in a complex international tax and regulatory environment that continues to evolve. Changes in national tax reforms, international frameworks, or divergent local interpretations may require adjustments to our compliance processes and could influence effective tax rates or create additional reporting obligations. Broader policy developments—
including sanctions, trade restrictions, or regulatory tightening in certain jurisdictions—may impact strategic planning and overall market predictability.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 39

Risks and Risk Management
If these economic, geopolitical, trade or regulatory pressures intensify, or if our ability to respond to such developments is limited, we may experience increased costs, reduced demand, supply chain interruptions, or constraints on commercial activities. These developments may also influence the timing of investment decisions, affect operational resilience, or alter stakeholder confidence. Individually or collectively, these factors could adversely impact our business performance, financial results or long‑term strategic objectives.
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may negatively impact our ability to grow revenues in the healthcare market or our profitability.
Our growth and profitability in the healthcare and diagnostics markets are influenced by the pace, scope, and consistency of reimbursement approvals and public health funding.Delays or limits in reimbursement approvals and public health funding may hinder our revenue growth and profitability in the healthcare and diagnostics markets. Our ability to expand depends heavily on the pace and consistency of reimbursement decisions from government agencies, private insurers, and other payors. These decisions require extensive scientific and economic evidence, can be slow and resource‑intensive, and are not guaranteed to be favorable or sustained.
Payors have become increasingly cautious about covering new diagnostic technologies, often limiting coverage or exerting pricing pressure. Insufficient or variable reimbursement levels may constrain adoption, require pricing adjustments, and negatively affect margins. Many customers also rely on reimbursement support to drive market uptake, while global payors continue to pursue cost‑containment measures that could reduce reimbursement rates.
In the United States, ongoing policy uncertainty—including potential changes to the Affordable Care Act—may delay customer purchasing decisions. Under the
Protecting Access to Medicare Act (PAMA), Medicare rates for certain diagnostic tests are tied to private‑payor pricing, a system that has historically reduced reimbursement levels. Although recent legislation has delayed further
PAMA‑related cuts until 2027 and updated the reporting year to better reflect current pricing, future rate‑setting remains uncertain. Proposed reforms, such as the RESULTS Act, could influence future methodologies, but no lasting solution has been enacted.
As a result, continued pressure on reimbursement rates may limit market expansion and adversely affect our operating results.
Reduction in research and development budgets and government funding may result in reduced sales.
Our customers include pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Demand for our products is influenced by fluctuations in research and development budgets, which can be impacted by funding availability, industry mergers, shifting spending priorities and institutional policies. Any significant reduction in Life
Sciences research and development spending could adversely affect our financial performance.
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
Competition could reduce our sales.
The markets for our products are highly competitive. Many competitors have greater financial, operational, sales, marketing and research and development resources. They may develop new technologies that compete with or render our

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 40

Risks and Risk Management
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
We sell our products in over 160 countries, directly or through partners. Due to our extensive operations, tracking end-user usage can be challenging. Misuse or perceived misuse of our products could harm our reputation and customer trust, impacting market acceptance.
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
Stock and shareholder risks
Fluctuations in results may impact the market price of our common shares.
Our operating results can vary significantly from quarter to quarter and year to year, influenced by multiple factors, including:
•Demand for our products and customer purchasing cycles
•Timing of research budgets and commercialization efforts
•Government funding allocations affecting customer spending
•Regulatory approvals and research and development activities

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 41

Risks and Risk Management
•Sales and marketing expenses, as well as exit activities
•New product launches by us or competitors
•Competitive market conditions and macroeconomic trends
•Exchange rate fluctuations affecting international revenue
We set expense levels based on anticipated sales trends, but actual sales and earnings may deviate from expectations, leading to variability in financial performance. As a result, our quarterly and annual results may not be indicative of future performance. If our results fail to meet or exceed analyst or investor expectations, the market price of our common shares could decline.
Our common shares may have a volatile public trading price.
The market price of our common shares has been highly volatile since our initial public offering in September 1996. Our shares have been listed on the New
York Stock Exchange since January 10, 2018, after previously trading on
Nasdaq. Over the past two years, our stock price has ranged from $37.63 to
$51.88 and from €32.50 to €46.21 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our common shares include:
•New product launches or technological advancements by us or competitors
•Changes in collaborations or partnerships
•Quarterly financial performance and comparisons with peer companies
•Regulatory, tax or patent law changes
•Developments in intellectual property rights
•Government funding for Life Sciences research
•General market trends in diagnostics, pharmaceuticals and biotechnology
•Foreign exchange rate fluctuations
The stock market has experienced extreme price and volume fluctuations, particularly affecting technology-based companies, often unrelated to their operating performance. These broad market swings may negatively impact the price of our common shares.
Future sales and issuances of our common shares could adversely affect our stock price.
The future sale or issuance of a large number of our common shares could negatively impact their market price. Dutch law allows a company to issue shares up to its authorized share capital as specified in its Articles of
Association. Our authorized share capital is €9 million, divided into
410.0 million common shares, 40.0 million financing preference shares and
450.0 million preference shares, each with a €0.01 par value. As of
December 31, 2025, approximately 216.9 million common shares were outstanding, with an additional 11.4 million reserved under stock plans, including shares subject to outstanding awards. Furthermore, up to 27.1 million shares may be issued upon conversion of debt. Most of our outstanding common shares can be sold without restriction, except those held by affiliates, which have resale limitations.
Shareholders could be subject to unfavorable tax treatment.
The tax treatment of an investment in our common shares may vary depending on the jurisdiction in which a shareholder is subject to tax, the shareholder’s particular circumstances and the manner in which the shares are held. Changes in tax laws, regulations, administrative guidance or interpretations in relevant jurisdictions, possibly with retroactive effect, could adversely affect the tax consequences of the ownership or disposition of our common shares. In addition, tax authorities could challenge the treatment applied by shareholders or intermediaries. Any such developments could result in unfavorable tax treatment for shareholders, including in respect of dividends, capital gains, withholding, transfer or other taxes, and could adversely affect the value of, and return on, an investment in our common shares.
In addition, for U.S. federal income tax purposes, we could be classified as a passive foreign investment company, or PFIC, in any taxable year if either 75%
or more of our gross income is passive income or 50% or more of the value of our assets is attributable to assets that produce passive income or are held for

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 42

Risks and Risk Management
the production of passive income. Based on our income, assets and activities for 2025, we do not believe that we were a PFIC for U.S. federal income tax purposes, and we do not currently expect to become a PFIC in the foreseeable future. However, the determination of PFIC status is made annually and depends on the composition of our income, assets and activities from time to time, as well as, in part, on the value of our assets, including goodwill, which may be affected by changes in the market price of our common shares.
Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year, or that the IRS will not challenge any determination we make with respect to our PFIC status. If we were classified as a PFIC, U.S. holders of our common shares could be subject to adverse U.S. federal income tax consequences.
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
In 2004, we granted the Dutch foundation Stichting Preferente Aandelen
QIAGEN the option to acquire preference shares equal to all outstanding common shares minus one to block or delay an unfavorable change of control.
The foundation must act in our and stakeholders' interests when exercising this option. Key restrictions on the Foundation’s ability to prevent or delay a change of control include the following:
•protective shares may be issued only after a third party has publicly announced an offer; and
•any such protective stake may be held for a maximum period of two years, after which the Foundation must reduce its holding to below the 30% voting rights threshold.
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
As a result, our future success involves a high degree of risk. When considering forward-looking statements, readers should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 43

Financial and Share Performance
Operating and Financial Review
This section contains a number of forward-looking statements, which are based on current management expectations. Actual results may differ materially.
Among the factors that could cause actual results to differ from management’s expectations are those described in Risk Factors and Note Regarding Forward-
Looking Statements and Risk Factors in this annual report. The discussion that follows focuses on 2025 with comparisons to 2024. For discussion of the year ended December 31, 2024 compared to 2023, refer to our 2024 Annual
Report.
Operating results
Overview
Financial highlights of 2025 include:
•Total net sales increased 6% in 2025 from 2024, driven by our pillars of growth and by high recurring revenues, which accounted for approximately
90% of total net sales. Favorable currency movements against the U.S. dollar had a positive impact on total net sales by one percentage point over the prior year.
•The operating income margin in 2025 was 22.3% of sales compared with
4.9% in 2024. While the 2024 operating income margin included the impact of the 2024 Efficiency Program discussed in Note 6 "Restructuring,"
the improvement in operating income margin also reflects a reduction in operating expenses compared to 2024, driven by broad efficiency improvements that facilitated reinvestments into growth initiatives.
•Net cash provided by operating activities decreased 3% to $654 million in
2025 from $674 million in 2024. Cash flows in 2025 included cash restructuring payments for the 2024 Efficiency Program and reflected increased working capital requirements.
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
and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 44

Operating and Financial Review
Year Ended December 31, 2025, Compared to 2024
Net Sales

(in millions)	2025		2024
Product type	Net sales	% of net sales	Net sales	% of net sales	% change

Consumables and related revenues	$1,876.4	90%	$1,760.2	89%	+7%
Instruments	213.6	10%	218.0	11%	-2%
Net sales	$2,090.0		$1,978.2		+6%

(in millions)	2025		2024
Product group	Net sales	% of net sales	Net sales	% of net sales	% change

Sample technologies	$661.3	32%	$642.0	32%	+3%
Diagnostic solutions	803.1	38%	748.9	38%	+7%
PCR/Nucleic acid amplification	309.0	15%	300.5	15%	+3%
Genomics/NGS	241.8	12%	233.6	12%	+3%
Other	74.9	4%	53.2	3%	+41%
Net sales	$2,090.0		$1,978.2		+6%
Sample technologies include the sale of consumables kits and instruments used to obtain DNA, RNA and proteins from biological samples. This product group grew 3% in 2025 to $661.3 million on higher sales of consumables, in particular automated kit sales. Favorable currency movements against the U.S.
dollar positively impacted the sales of sample technologies by more than one percentage point in 2025 over the prior year.
Diagnostic solutions include the sale of regulated consumable kits and instruments for use in clinical healthcare as well as revenues from our Precision
Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 7% in 2025 to
$803.1 million, driven by solid gains in the sale of consumables, while instrument sales were lower compared to 2024. QIAstat-DX led the performance, with sales rising 27% in 2025, driven by ongoing strong instrument placements and solid consumables demand for all syndromic panels.
QuantiFERON-TB also grew 11% in 2025, supported by conversion from the tuberculin test in all regions along with broader test-market expansion.
Favorable currency movements against the U.S. dollar positively impacted this product group by approximately one percentage point in 2025 over the prior year.
PCR/Nucleic acid amplification involves consumable kits used in non-
regulated applications. Overall product group sales grew 3% in 2025 to
$309.0 million, primarily driven by strong demand for consumables, particularly in the QIAcuity digital PCR systems. QIAcuity delivered growth in
2025 as sales in consumables more than offset lower instrument sales impacted by ongoing cautious spending among Life Sciences customers. Other PCR consumables sales also grew compared to 2024, primarily driven by growth in the Enzymes and human ID/Forensics portfolio. Favorable currency movements

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 45

Operating and Financial Review
against the U.S. dollar contributed more than a one percentage point improvement for this product group in 2025 compared with the prior year.
Genomics/NGS involves our portfolio of universal solutions as well as the full
QIAGEN Digital Insights (QDI) portfolio. Sales in this product group rose 3% to
$241.8 million in 2025, driven by higher sales from the QDI bioinformatics sales, with underlying strong growth in the portfolio enhanced by contributions from Genoox since its acquisition in mid-2025. Consumable sales on universal
NGS panels for use on any sequencer also delivered growth compared to
2024. Favorable currency movements against the U.S. dollar positively impacted the sales in this product group by more than one percentage point in
2025 over the prior year.
Net Sales

(in millions)
Geographic region	2025	2024	% change

Americas	$1,086.5	$1,031.6	+5%
Europe, Middle East and Africa	712.8	648.5	+10%
Asia Pacific, Japan and Rest of World	290.7	298.2	-2%
Net sales	$2,090.0	$1,978.2	+6%
Net sales in the Americas region increased 5% in 2025, driven by improving demand for QuantiFERON, QIAstat-Dx and QIAcuity consumables. Higher sales were seen in the U.S. and Brazil, against lower results in Canada compared to 2024.
Net sales in the Europe, Middle East and Africa (EMEA) region increased
10% to $712.8 million in 2025, primarily driven by the sales in Germany,
United Kingdom, France and Italy.
Net sales in the Asia Pacific, Japan and Rest of World region declined
2% in 2025, as lower demand in China offset higher sales in Australia and
Japan.
Gross Profit

(in millions)	2025	2024	% change

Gross profit	$1,299.5	$967.4	+34%
Gross margin	62.2%	48.9%
Variations in sales levels between periods can lead to fluctuations in gross profit, as gross margin is affected by changes in the sales mix and performance of individual products. In 2025, gross margin benefited from a favorable sales mix, as sales of consumables and related products—which carry a higher gross margin than instrumentation products—increased by 7%. Additionally, the impact of the sales mix was also favorable within the instrumentation category, where net sales declined by 2%, mitigating the effect of lower-margin products.
Furthermore, gross profit absorbed the negative impact of new tariffs.
The gross margin in 2025 is higher compared to 2024 in part due to total restructuring charges of $295.1 million, which include $93.5 million of inventory write-offs and $133.7 million of intangible asset impairments recorded in connection with the 2024 Efficiency Program discussed in Note 6
"Restructuring."

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 46

Operating and Financial Review
Operating Expenses

(in millions)	2025		2024
	Expenses	% of net sales	Expenses	% of net sales	% change

Sales and marketing	$458.0	21.9%	$450.9	22.8%	+2%
Research and development	187.5	9.0%	193.5	9.8%	-3%
General and administrative	125.7	6.0%	113.4	5.7%	+11%
Acquisition-related intangible amortization	8.0	0.4%	9.6	0.5%	-17%
Restructuring, acquisition, integration and other, net	54.5	2.6%	102.2	5.2%	-47%
Total operating expenses	$833.6	39.9%	$869.6	44.0%
Income from operations	$465.9	22.3%	$97.7	4.9%
Sales and marketing
Sales and marketing expenses increased 2% to $458.0 million in 2025 but declined to 21.9% of sales from 22.8% in 2024. The overall increase in sales and marketing expenses primarily reflects changes in freight and other supply chain costs as well as an unfavorable currency impact of $7.6 million. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. The increased use of digital customer engagement continues to build on new customer habits and enhances customer engagement, with a focus on greater efficiency and effectiveness.
Research and development
Research and development expenses decreased 3% to $187.5 million in 2025 and decreased to 9.0% of sales from 9.8% in 2024. The decrease reflects the
June 2024 decision to discontinue the NeuMoDx system, partially offset by a
$5.8 million unfavorable currency impact. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-
Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
General and administrative
General and administrative expenses increased 11% to $125.7 million in
2025 and increased to 6.0% of sales from 5.7% in 2024. These results reflect investments in our information technology systems (including an upgrade of the
SAP enterprise resource planning system) and into cyber security measures offset by efficiency gains across many administrative functions. General and administrative costs include an unfavorable currency impact of $3.5 million in
2025. In the future, we expect to incur higher costs due to increased licensing and information technology expenses, as well as increased cyber security costs.
Acquisition-related intangible amortization
Amortization expense on acquisition-related intangibles within operating expense declined 17% to $8.0 million in 2025 from $9.6 million in 2024. The decrease reflects the full amortization of certain acquired assets.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 47

Operating and Financial Review
Amortization expense related to developed technology and patent and license rights acquired in business combinations are included in the cost of sales.
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
Restructuring, acquisition, integration and other net expenses
Restructuring, acquisition, integration and other net expenses decreased to
$54.5 million in 2025, or 2.6% of sales, from $102.2 million, or 5.2% of sales, in 2024. Expenses incurred in 2025 primarily included charges related to restructuring programs, as discussed further in Note 6 "Restructuring,"
namely the 2024 Efficiency Program and a continuation of efficiency measures into the 2025 Restructuring Program. Expenses incurred in 2024 included charges related to the 2024 Efficiency Program as well as integration costs related to our acquisition of Verogen, Inc., in January 2023. We expect to incur additional restructuring, acquisition, integration and other costs.
Other Income (Expense), net

(in millions)	2025	2024	% change

Interest income	$64.3	$68.0	-5%
Interest expense	(33.3)	(43.8)	-24%
Other expense, net	(6.7)	(0.7)	800%
Total other income, net	$24.4	$23.4	+4%
Interest income includes interest earned on cash, cash equivalents and short-
term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The fluctuation in 2025 compared to the prior year was attributable to changing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, as discussed in Note 16 "Debt" in the accompanying notes to consolidated financial statements. The decrease in
2025 compared to 2024 is driven by the repayment of a portion of the 2027
Notes totaling $474.0 million and the repayment of one tranche of 2022
Schuldschein in July 2025 for $60.2 million, partially offset by the issuance of the 2032 Notes in September 2025 totaling $750.0 million. Interest expense was also lowered by capitalized interest associated with assets under construction.
For the year ended December 31, 2025, other expense, net was $6.7 million and included a loss of $8.4 million on foreign currency transactions and $2.5 million of investment impairment as further discussed in Note 10 "Investments,"
partially offset by $4.4 million of other income, primarily from equity method investments.
For the year ended December 31, 2024, other expense, net was $0.7 million and was comprised of other expense totaling $6.9 million primarily from foreign currency transactions and impairments in equity method investments, partially offset by $6.2 million of other income, primarily from equity method investments.
Income Tax Expense

(in millions)	2025	2024	% change

Income before income taxes	$490.3	$121.1	+305%
Income tax expense	65.4	37.6	+74%
Net income	$424.9	$83.6

Effective tax rate	13.3%	31.0%
In 2025, our effective tax rate was 13.3% compared to 31.0% in 2024. Our effective tax rate differs from the Netherlands' statutory tax rate of 25.8% due

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 48

Operating and Financial Review
in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany.
These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany, which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. The Organization for Economic Co-
operation and Development (OECD) has implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The
Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Poland in 2025.
See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the Netherlands' statutory income tax rate to the effective tax rate.
In future periods, our effective tax rate may fluctuate due to similar or other factors as discussed in “Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations” in
Risk Factors.
Legal proceedings
As of December 31, 2025, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against
QIAGEN N.V. or our subsidiaries. While no assurances can be given regarding the outcome of any legal proceedings, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
For information on legal proceedings, see Note 20 "Commitments and
Contingencies" of the Notes to Consolidated Financial Statements.
Liquidity and capital resources
To date, we have funded our business through internally generated funds, debt, as well as private and public sales of equity. Our primary use of cash has been to strengthen our business operations, to fund dividends and capital repayments to shareholders and to repay debt, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	2025	2024

Cash and cash equivalents	$839.0	$663.6
Short-term investments	259.9	489.4
Total cash and cash equivalents and short-term investments	$1,098.9	$1,153.0

Working capital	$1,482.9	$917.8
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2025, cash and cash equivalents had increased by $175.5 million from December 31, 2024, primarily as a result of cash provided by operating activities of $654.3 million, partially offset by cash used in investing activities of $305.3 million and cash used in financing activities of $179.0 million, as discussed in the Cash Flow
Summary below.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 49

Operating and Financial Review

(in millions)	2025	2024

Net cash provided by operating activities	$654.3	$673.6
Net cash used in investing activities	(305.3)	(249.2)
Net cash used in financing activities	(179.0)	(422.9)
Effect of exchange rate changes on cash and cash equivalents	5.4	(6.0)
Net increase (decrease) in cash and cash equivalents	$175.5	($4.5)
Cash flow summary
Operating activities
For the year ended December 31, 2025, we generated net cash from operating activities of $654.3 million compared to $673.6 million in 2024.
While net income was $424.9 million in 2025, non-cash components in income included $193.7 million of depreciation and amortization, $50.4 million of share-based compensation and $22.4 million non-cash impairments primarily recorded in connection with the programs discussed in Note 6
"Restructuring," as well as the impairment of an equity method investment as further discussed in Note 10 "Investments." The decrease in net cash provided by operating activities in 2025 compared to 2024 primarily includes a net decrease in net operating assets driven by increased accounts receivable as well as inventories, and decreased accounts payable and accrued and other liabilities, including restructuring related payments. Because we heavily rely on cash generated from our operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technology advances by competitors could have a negative impact on our liquidity.
Investing activities
Approximately $305.3 million of cash was used in investing activities in 2025 compared to $249.2 million in 2024. Investing activities during 2025 consisted principally of $369.0 million for purchases of short-term investments,
$291.2 million of net cash paid for the acquisition of Genoox and Parse
Biosciences, $201.0 million in cash paid for purchases of property, plant and equipment, $32.2 million paid to our derivative counterparties to collateralize our derivative liabilities with them as discussed in Note 14 "Derivatives and
Hedging," and $6.1 million paid for intangible assets, partially offset by
$597.1 million from the redemption of short-term investments.
Cash used in investing activities during 2024 consisted principally of $685.9 million for purchases of short-term investments, $167.2 million for purchases of property, plant and equipment and $4.1 million paid for intangible assets partially offset by cash inflows of $585.0 million from the redemption of short-
term investments and $25.4 million received from our derivative counterparties to collateralize our derivative liabilities with them.
Financing activities
For the year ended December 31, 2025, cash used in financing activities was
$179.0 million compared to $422.9 million in 2024. Financing activities during 2025 included $534.2 million for the repayment of long-term debt,
$280.1 million capital repayment made as part of a synthetic share repurchase discussed in Note 18 "Equity," $54.2 million of cash dividends paid, $27.3 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards and $16.1 million paid to our derivative counterparties to collateralize derivative assets that we hold with them. This was partially offset by $742.3 million received from the issuance of convertible notes.
In 2024, cash used in financing activities totaled $422.9 million and consisted of $601.5 million for the repayment of long-term debt, $292.1 million capital repayment as part of a synthetic share repurchase and $34.2 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards partially offset by $494.2 million received from the issuance of convertible notes and $11.4 million received from our derivative counterparties to collateralize derivative assets that we hold with them.
Other factors affecting liquidity and capital resources
As of December 31, 2025, we carry $1.7 billion of long-term debt, all of which is long-term.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 50

Operating and Financial Review
In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025, and executed on January 8, 2026, and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. A total $496.7 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 5.0% to 206.8 million (of which 0.7 million are held in Treasury shares) as of January 31, 2026.
In September 2025, we issued a $750.0 million aggregate principal amount of
2.0% coupon convertible notes due 2032 (2032 Notes). The 2032 Notes will mature on September 4, 2032, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."
In June 2025, our shareholders approved a cash dividend totaling $54.2 million, which was paid in July 2025 as further discussed in Note 18 "Equity."
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 2.8%.
In December 2024, we renewed the €400 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended twice by a one-year period. No amounts were utilized during 2025. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate margin is subject to our leverage ratio. No amounts were drawn under the syndicated revolving credit facility in 2025. We have additional credit lines totaling €13.0 million with no expiration date. €8.2 million of these facilities are used for bank guarantees and were not drawn in cash as of December 31,
2025.
In September 2024, we issued a $500.0 million aggregate principal amount of
2.5% coupon convertible notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3%.
In July and August 2022, we completed a German private placement bond
(2022 Schuldschein), which was issued in various tranches totaling €370.0 million due in various periods through 2035 as described more fully in Note 16
"Debt." Interest rates are linked to our ESG performance. Following the July
2025 repayment of $60.2 million at maturity, $373.7 million remains outstanding as of December 31, 2025.
In December 2020, we issued a $500.0 million aggregate principal amount of zero-coupon convertible notes due in 2027 (2027 Notes). During the year on the December 17, 2025, put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining
$26.0 million was reclassified to long-term debt. The remaining 2027 Notes will mature on December 17, 2027, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."
In November 2018, we issued a $500.0 million aggregate principal amount of cash convertible senior notes due in 2024 (2024 Notes), which were due and repaid in November 2024.
In September 2017, we issued an aggregate principal amount of $400.0 million in cash convertible senior notes due in 2023 (2023 Notes), which were due and repaid in September 2023.
In 2017, we completed a German private placement (2017 Schuldschein)
consisting of various tranches denominated in U.S. dollars or euros at either floating or fixed rates and due at various dates through June 2027. As of
December 31, 2025, a total of $17.0 million is outstanding.
We have lease obligations, including interest, in the aggregate amount of
$182.8 million, of which $34.1 million was current as of December 31, 2025.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 51

Operating and Financial Review
We also have purchase obligations of $148.7 million and license commitments of $18.5 million. In connection with certain acquisitions that we have completed, QIAGEN could be required to make additional contingent cash payments of up to $71.9 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in
Note 12 "Leases" and Note 20 "Commitments and Contingencies" in the
consolidated financial statements.
Liabilities associated with uncertain tax positions, including interest and penalties, were estimated at $149.5 million as of December 31, 2025.
Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by the respective taxing authorities and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid.
We did not use special-purpose entities and did not have any off-balance sheet financing arrangements during the years ended December 31, 2025, 2024 and 2023.
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
Quantitative and qualitative disclosures about market risk
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings, and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines, which require a continuous internal risk analysis. The objective of our risk management is to reduce the potential negative effects on earnings from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks.
Derivatives and hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards-options, and/or interest rate derivatives to manage potential negative impact from foreign currency exposures and changes in interest rates.
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
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 52

Operating and Financial Review
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
Because of the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
We have significant production and manufacturing facilities in Germany, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables, as well as intercompany foreign exchanged swaps and forward contracts for eligible subsidiaries in order to centralize the foreign exchange rate risk to the extent possible. In the past, we have entered into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure, and we may do so in the future.
Interest rate risk
Our Financial Risk Management Guideline allows for the use of interest rate derivatives to achieve our risk management objectives. We did use interest rate derivatives in the past to mitigate risk from our portfolio of interest-bearing assets and liabilities, both external and intercompany. Based on a regular monitoring of the underlying exposure we will consider the use of interest rate derivatives in the future, if needed.
At December 31, 2025, we had $839.0 million in cash and cash equivalents as well as $259.9 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $3.9 million.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2025.
A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2025, we had $1.7 billion in long-term debt of which
$164.3 million is floating interest rate debt. A hypothetical adverse 10%
movement in market interest rates would not have materially impacted our financial statements as the increased interest expense would have been completely offset by increased interest income from our variable rate financial assets.
Credit risk
Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly rated financial institutions, and investing in a broad and diverse range of financial instruments.
We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 53

Operating and Financial Review
customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.
Credit risk is managed on a total Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered.
Counterparty risk
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. To minimize our exposure with any single counterparty, we have entered into master agreements with all derivatives trading counterparties that require collateralization of the net market value of outstanding positions.
Commodities
We have exposure to price risk related to anticipated purchases of certain commodities used as raw materials in our products.
A change in commodity prices may alter the gross margin, but because of the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on earnings.
Policy on dividend distribution
To further support shareholder value, QIAGEN implemented a dividend policy in 2025, and the first annual dividend was paid to shareholders after the proposal was approved by shareholders at the Annual General Meeting (AGM)
in June 2025.
QIAGEN's objective is to provide shareholders with a steadily increasing dividend, distributed on an annual basis after the AGM. Each year, the
Managing Board—after receiving prior consent from the Supervisory Board—
presents a dividend proposal at the AGM detailing the suggested payout for the preceding year. The actual dividend declared depends on the presence of distributable profits, accumulated earnings and available cash. Any dividend proposal may also be influenced by factors such as anticipated future liquidity needs, including investments to expand production capacity, as well as working capital requirements, financing required for ongoing research and development initiatives and potential acquisition opportunities. Additionally, any changes in relevant tax or corporate legislation could impact the dividend proposal.
Dividends are distributed from retained earnings as reported in our annual financial statements.
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
events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting estimates, at times we used accounting estimates that either required us to make

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 54

Operating and Financial Review
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
operations.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in many jurisdictions across our global operations.The U.S. accounting standard that governs how companies record and disclose income taxes in their financial statements, ASC
740, states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes on the basis of technical merits. We record unrecognized tax positions in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which the new information is available.
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
Acquisitions
In line with our strategy,we enter into business combinations and must determine whether an acquired entity is considered to be a business or an asset or group of assets. A portion of the purchase price can only be allocated to goodwill in a business combination. Transaction costs are expensed in a business combination, yet capitalized in an asset acquisition. Contingent payments and in-process research and development costs are also handled differently. A set of assets is not a business if substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similar identifiable assets. In determining whether an acquired entity is considered to be a business or a set of assets, application of the "substantially all" threshold requires judgment.
The purchase price allocation for acquisitions of a business requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 55

Operating and Financial Review
acquisition date, with subsequent changes to the fair value being recognized in earnings.
We have made several acquisitions of businesses in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. In most acquisitions, we engage an independent third-party valuation firm to assist us in determining the estimated fair values of acquired in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating projected revenue and related growth rates, estimating future cash flows, estimating customer attrition rates, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition date, if additional information becomes available.
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
and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We use the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
Certain derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable prices at which transactions are executed in the marketplace.
Certain acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates, and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 56

Operating and Financial Review
estimates are adjusted in the future, our financial position or results of operations could be affected in the period of any change.
Additionally, our Level 3 instruments include nonmarketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
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
audited consolidated financial statements and notes thereto in this Annual
Report, containing a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 57

QIAGEN Shares
Market environment
In 2025, the global economy continued to expand at a moderate pace as inflation pressures eased and financial conditions stabilized in many major markets. While growth remained below the long-term pre-pandemic average, improved investor sentiment and resilient corporate results supported another positive year for global equity markets.
In the United States, major equity indices delivered strong returns, driven largely by continued momentum in technology and innovation-led sectors as well as improving macroeconomic visibility. The S&P 500 gained about 16%
during the year, supported by solid corporate earnings and sustained investor interest in artificial intelligence and digital transformation across industries.
European equity markets also delivered strong performance. The German DAX
Index posted gains of more than 20% in 2025, reflecting improving sentiment toward European equities, declining inflation and continued demand for globally competitive industrial and technology companies.
Within the life sciences and diagnostics sector, equity performance was more mixed. After several years of extraordinary pandemic-driven demand, many companies continued to adjust to more normalized market conditions. Investor focus shifted toward companies demonstrating strong operational execution, resilient recurring revenue streams and clear long-term innovation pipelines.
Global shares listed in the U.S. and Europe
QIAGEN's global shares have been traded in the United States since 1996 and are currently traded on the New York Stock Exchange (NYSE: QGEN) and in Germany on the Frankfurt Stock Exchange (XETRA: QIA) since 1997. Since
2003, they have also been listed in the Frankfurt exchange's Prime Standard segment, which requires stricter reporting and transparency standards, and are traded on both the XETRA electronic platform and the Frankfurt Börse floor.
These shares provide equal rights to all shareholders and are available for trading in U.S. dollars or euros on either exchange.
QIAGEN's listing on the NYSE allows us to tap into a broad base of international investors, particularly in the U.S. The NYSE listing supports our visibility in North American markets, where our products are widely used in research and healthcare.
Our listing on the Frankfurt Stock Exchange caters to investors who want to invest in QIAGEN through the euro and reflects the integration of QIAGEN into the European economic landscape as a company headquartered in the
Netherlands along with a strong presence in Germany.
The dual listing on these important stock exchanges enhances QIAGEN’s global investor base and improves liquidity for our Global Shares while increasing the opportunity to attract investors, particularly those in the U.S. restricted to holding only U.S. dollar-denominated investments, as well as international investors who cannot invest in U.S. dollars.
Share price and liquidity
In 2025, QIAGEN, listed as QGEN on the NYSE and QIA on the Frankfurt
Stock Exchange, traded in a stable range amid mixed conditions for the Life
Sciences and diagnostics sector. On the NYSE, QGEN ended the year up about 1%, while on the Frankfurt Exchange, QIA declined about 10%, mirroring the results on the NYSE generally, in addition to weaker trends of the euro against the U.S. dollar.
QIAGEN’s share performance reflected the continued normalization of demand across the life sciences tools and diagnostics sector following the pandemic period. While performance lagged the broader U.S. equity market, which delivered strong gains in 2025, QIAGEN’s results were broadly in line with industry peers and stronger than some companies that faced more significant post-pandemic adjustments.
Our shares continued to offer high liquidity, with an average daily trading volume of approximately 1.86 million in 2025, of which about 1.32 million traded in the U.S. and about 0.54 million traded in Germany.
As of December 31, 2025, the free float, which affects weighting of QIAGEN shares in various indexes, was approximately 99%.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 58

QIAGEN Shares
Shareholder structure
QIAGEN has a well-diversified, global investor base that includes over 400 identified institutional investors, with approximately 52% of shares held in
North America, 38% in Europe and the remainder in other regions. As of year end of 2025, the Managing Board and Supervisory Board collectively held less than 1% of QIAGEN’s outstanding common shares.
Market capitalization

2025

Year-end market capitalization (in $ million)	9,755
Year-end market capitalization (in € million)	8,385
Annual shareholder meeting
At the Annual General Meeting on June 26, 2025, in Venlo, the Netherlands,
shareholders overwhelmingly approved all agenda items. A total of 80% of
QIAGEN shares were voted at the meeting, representing approximately 175.0 million of QIAGEN's 217.7 million issued shares as of the record date. Details of attendance and voting results are available at corporate.QIAGEN.com.
Investor relations and shareholder engagement
QIAGEN is dedicated to providing shareholders, analysts and global communities with clear, comprehensive and accessible information about its performance, strategy, vision, mission and future prospects. Engagement efforts include individual calls, roadshows and participation in broker-sponsored investor conferences.
QIAGEN's Investor Relations team has been consistently recognized as having one of the top teams in the EMEA region within the MedTech industry.
Investor events hosted by QIAGEN have been recognized for improving investor access through our virtual "Deep Dive" format. Since December 2024, we have held three publicly announced Deep Dive events to increase transparency about our growth pillars, including virtual one-hour sessions.

2025 Shareholder Structure by Geography

2%
17%
41%
11%
14%
7%
8%
US
Germany
France
United Kingdom
Canada
Other
Non-Institutional

2025 Shareholder Structure by Investor Type

2%
9%
15%
33%
21%
20%
Yield
Value
Index
Growth
Other
Non-Institutional

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 59

QIAGEN Shares
QIAGEN share indexes and prices - USA (NYSE)
Our shares have traded on the New York Stock Exchange (NYSE) since 2018 under the symbol QGEN. Before that, they traded on Nasdaq under the same symbol after our initial public offering (IPO) in 1996.

New York Stock Exchange (NYSE)	2025

Year-end price	$44.97
High	$51.88
Low	$37.63
Average daily trading volume (in million shares)	1.32
The following tables set forth the annual high and low sale prices for the past five years, the quarterly high and low sale prices for the past two years and the monthly high and low sale prices for the past six months on the NYSE.

	High ($)	Low ($)

Annual:
2021	59.00	45.58
2022	55.12	40.38
2023	51.18	34.74
2024	47.44	39.03
2025	51.88	37.63

	High ($)	Low ($)

Quarterly 2024:
First Quarter	45.87	42.08
Second Quarter	46.01	39.03
Third Quarter	47.44	39.73
Fourth Quarter	46.66	40.35
Quarterly 2025:
First Quarter	47.93	37.63
Second Quarter	48.36	38.13
Third Quarter	51.88	43.74
Fourth Quarter	49.59	42.82
Quarterly 2026:
First Quarter (through March 16)	57.82	40.28

	High ($)	Low ($)

Monthly:
October 2025	49.59	44.85
November 2025	48.69	42.82
December 2025	48.13	44.51
January 2026	57.82	46.07
February 2026	53.30	47.37
March 2026 (through March 16)	49.71	40.28

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 60

QIAGEN Shares
QIAGEN share indexes and prices - Germany (XETRA)
Our shares have traded on the Frankfurt Stock Exchange (Xetra) under the symbol QIA since a secondary IPO in September 1997. In September 2021,
QIAGEN joined the DAX Index of the 40 largest German blue-chip companies by market capitalization, placing us among the country's top publicly traded companies.

Frankfurt Stock Exchange (XETR)	2025

Year-end price	€38.66
High	€46.21
Low	€32.50
Average daily trading volume (in million shares)	0.54
The following tables set forth the annual high and low sale prices for the past five years, the quarterly high and low sale prices for the past two years and the monthly high and low sale prices for the past six months on the Frankfurt Stock
Exchange.

	High (€)	Low (€)

Annual:
2021	51.56	37.38
2022	49.37	37.95
2023	48.36	32.74
2024	44.13	36.59
2025	46.21	32.50

	High (€)	Low (€)

Quarterly 2024:
First Quarter	42.19	38.77
Second Quarter	42.36	36.59
Third Quarter	42.81	36.75
Fourth Quarter	44.13	38.13
Quarterly 2025:
First Quarter	46.21	35.00
Second Quarter	41.51	32.50
Third Quarter	44.45	37.18
Fourth Quarter	42.48	37.00
Quarterly 2026:
First Quarter (through March 16)	48.80	35.28

	High (€)	Low (€)

Monthly:
October 2025	42.48	37.77
November 2025	42.09	37.00
December 2025	41.38	37.79
January 2026	48.80	38.25
February 2026	45.03	40.07
March 2026 (through March 16)	42.52	35.28

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 61

Corporate Governance

62	Governance Structure
64	Managing Board
66	Supervisory Board
72	Board-Related Matters
74	Shareholder Meetings and Share Capital
80	Additional Information
85	Compensation of Managing Board Members and Supervisory Directors

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 62

Governance Structure
We understand the significance of clear and transparent corporate governance rules and have aligned our internal organization and processes with these principles where appropriate. This section provides an overview of our corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code 2025 (published at
www.mccg.nl) (the Dutch Code).
The Dutch Code is applicable to QIAGEN N.V. (in the following, also referred to as QIAGEN or the Company) as a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, Netherlands.
The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and
Supervisory Board members) and stakeholders should observe in relation to one another.
QIAGEN is a "Naamloze Vennootschap," or N.V., a Dutch limited liability company similar to a corporation in the United States. We have a two-tier board structure under which QIAGEN is managed by a Managing Board that consists of executive management and acts under the supervision of an independent Supervisory Board (non-executives).
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
Requirements – U.S.
Our global shares are registered and traded in the United States on the New
York Stock Exchange (NYSE). Consequently, we must comply with requirements of U.S. legislation, such as the Sarbanes-Oxley Act of 2002, as well as other regulations enacted under U.S. securities law. In addition, we are subject to the
NYSE listing standards that are applicable to "foreign private issuers" such as
QIAGEN. A brief summary of the principal differences is presented under the section NYSE Exemptions.
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
We believe all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German and U.S. capital market laws.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 63

Governance Structure
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

•Comprised of experienced leaders
across the company allowing for
functions, businesses and markets to
be represented at the highest level
•The Managing Board is accountable
for the actions and decisions by the
Executive Committee
	•Top management body of QIAGEN N.V. •Decisions on issues of business policy and corporate strategy as well as annual and multi-year plans			•Three committees –Audit –Compensation & Human Resources –Nomination & Governance
Informs and reports to

Advises, oversees, approves

				Reports to	Selects

			Reports to	Scientific Advisory Board

•Provides insights to support discussions on breakthrough innovations

Selects

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 64

Managing Board
General
Charged with ensuring the continued success of QIAGEN and its subsidiaries, the Managing Board sets the strategic direction, with a particular focus on sustainable long-term value creation. It is tasked with developing and enforcing policies, monitoring worldwide business functions and risk management, and upholding financial integrity and conformity with pertinent legislation. The
Managing Board has chosen to work with an Executive Committee, which is responsible for carrying out operational tasks. The Managing Board oversees how the Executive Committee performs and assumes responsibility for its decisions and actions. Through its leadership, the board steers QIAGEN toward its goals and accomplishments across all regions.
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
proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may, at any time, suspend (but not dismiss) a member of the Managing Board.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 65

Managing Board
Managing Board
The following were our Managing Board members for the year ended
December 31, 2025:

Thierry Bernard joined QIAGEN in February
2015 to lead our growing presence in molecular
diagnostics, which involves the application of
Sample to Insight solutions for molecular testing in
human healthcare. He was named Chief
Executive Officer in March 2020 after serving in
this role on an interim basis and became a
member of the Managing Board in 2021. Before
joining QIAGEN, Mr. Bernard spent 15 years at
bioMérieux SA in roles of increasing
responsibility, most recently serving as Corporate
Vice President for Global Commercial
Operations, Investor Relations and the Greater
China Region. Earlier in his career, he held senior
management positions at several other leading
international companies. In 2024, he joined the
Board of Directors of Neogen Corporation and
from March 2023 until January 2026, he served
as Chair of the AdvaMedDx Board of Directors, a
U.S. industry trade association. Mr. Bernard has
earned degrees and certifications from Sciences
Po, LSE, the College of Europe, Harvard Business
School, Centro de Comercio Exterior de
Barcelona and has been appointed Conseiller du
Commerce Extérieur by the French government.
Mr. Bernard will step down as CEO after the
appointment of a successor which is planned to
occur in 2026.

Thierry Bernard

Chief Executive Officer (1964, U.S./French)

Roland Sackers joined QIAGEN in 1999 as
Vice President Finance and has been Chief
Financial Officer since 2004. In 2006, Mr.
Sackers became a member of the Managing
Board. From 1995 to 1999, he was an auditor at
Arthur Andersen Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft. Since 2019, Mr.
Sackers has served on the Supervisory Board of
Evotec SE, a publicly listed company based in
Germany, becoming Chair of the Audit
Committee in 2019 and Vice Chair of the
Supervisory Board in 2021. He is also Chair of
the Board of the German industry association BIO
Deutschland. Mr. Sackers earned his Diplom-
Kaufmann from the University of Münster.

Roland Sackers

Chief Financial Officer (1968, German)
Executive Committee
Our Managing Board, which has two members, has chosen to work with an
Executive Committee and is accountable for the actions and decisions of the
Executive Committee. The Executive Committee is comprised of the CEO, the
CFO and certain experienced leaders, allowing for functions, businesses and markets to be represented at the highest levels. Under the leadership of the
CEO, the members of the Executive Committee share powers and responsibilities for the operational management of the Company and the achievement of its objectives and results.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 66

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
The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another, of the Managing Board and of any one particular interest. As a result, the Supervisory Board has adopted a profile, in terms of its size and composition, that takes into account the nature of our business, its activities and the desired diversity, expertise and background of the Supervisory Board members. The Supervisory Board's diverse expertise enables them to assess and review business implications associated with sustainability targets, ensure effective risk management and oversee both financial and non-financial reporting requirements. The current profile of the Supervisory Board can be found on our website (www.qiagen.com). The Supervisory Board has appointed a Chair from among its members, who is subject to adhere to the duties assigned by the Articles of Association and the Dutch Code.
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
Our Supervisory Board is composed of individuals with diverse expertise, backgrounds, nationalities and professional experiences, ensuring a well-
rounded and effective leadership team. The desired qualifications and composition of the Supervisory Board are outlined in its charters, which are available on our website under "Supervisory Board."
Supervisory Board committees
At the end of 2025, the Supervisory Board had established three Committees --
Audit, Compensation & Human Resources, and Nomination & Governance —
from among its members. (The Science & Technology Committee was disbanded at the end of 2025 in favor of unifying these discussions in the
Scientific Advisory Board, a group of experts that reports its findings to the
Supervisory Board and Managing Board.)
•Audit Committee – primary responsibilities include serving as an independent and objective body that monitors QIAGEN’s accounting and financial reporting processes, internal controls, compliance systems and risk management, including cyber security risks.
•Compensation & Human Resources Committee – primary responsibilities include overseeing programs, policies and practices related to human capital management, including talent development, workplace culture and fair and inclusive hiring practices.
•Nomination & Governance Committee – primary responsibilities include defining selection criteria and appointment procedures for members of the

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 67

Supervisory Board
Supervisory Board and Managing Board as well as periodically evaluating the scope, composition and effectiveness of both boards.
Committee members are appointed annually by the Supervisory Board for one-
year terms. Charters have been approved by the Supervisory Board under which each of the committees operates. These charters are published on our website at www.qiagen.com under "Supervisory Board." Additional committees can be established, or existing committees modified, based on the terms of the charter, as deemed beneficial.
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
In other cases, the NYSE rules are more stringent, such as having a broader definition of disqualifying affiliations. All of our Supervisory Board members are considered as independent under the Dutch Code and NYSE requirements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 68

Supervisory Board
Supervisory Board members
The following is a brief summary of Supervisory Board members for the year ended December 31, 2025:

Stephen H. Rusckowski joined the
Supervisory Board in April 2023 and has served
as Chair of the Supervisory Board since the
Annual General Meeting in June 2025. He is a
member of the Compensation & Human
Resources Committee and since March 2024, he
has been Chair of the Nomination & Governance
Committee. He most recently served as Chairman,
President and Chief Executive Officer of Quest
Diagnostics. He joined Quest Diagnostics as
President and Chief Executive Officer in May
2012 and was named Chairman in 2016. He
stepped down from his role as President and CEO
in 2022, and as Chairman in early 2023. Prior
to joining Quest Diagnostics, Mr. Rusckowski was
CEO of Philips Healthcare, which he joined in
2001 when Philips acquired the Healthcare
Solutions Group that he was leading at Hewlett-
Packard/Agilent Technologies. Mr. Rusckowski
also serves on the Board of Directors of Oracle
Corporation, and previously served as a member
of the Board of Directors of Tenet Healthcare
Corporation, Xerox Holdings Corporation,
Covidien plc and Baxter International Inc. He
earned a bachelor’s degree in mechanical
engineering from Worcester Polytechnic Institute
and a master’s in management from the
Massachusetts Institute of Technology’s Sloan
School of Management.

Stephen H. Rusckowski

Committees: Compensation & Human Resources; Nomination & Governance (Chair) (1957, U.S.)

Skills and qualifications

•Former CEO of Quest Diagnostics, one of the
world's largest clinical laboratory company
•Global leader with a strong record of growth
and operational execution
•Contributes insights from public company
boards and governance experience

Metin Colpan, Ph.D., is a co-founder of
QIAGEN and was the Chief Executive Officer
and a Managing Director from 1985 to 2003.
Dr. Colpan has been a member of the
Supervisory Board since 2004 and has been a
member of the Nomination & Governance
Committee since 2015. Prior to co-founding
QIAGEN, Dr. Colpan was an Assistant
Investigator at the Institute for Biophysics at the
University of Düsseldorf. He has extensive
experience in sample technologies, in particular
the separation and purification of nucleic acids,
and has many patents in the field. Dr. Colpan
obtained his doctorate and master’s degree from
the Darmstadt Institute of Technology.

Dr. Metin Colpan

Committees: Science & Technology (Chair); Nomination & Governance (1955, German)

Skills and qualifications

•QIAGEN co-founder and former CEO with
deep institutional knowledge
•Pioneer in sample technologies and nucleic
acid purification
•Contributes deep insight into QIAGEN’s
technologies, products and strategy

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 69

Supervisory Board

Toralf Haag, Ph.D., joined the Supervisory
Board and Audit Committee in 2021 and is Chair
of the Audit Committee. Since September 2024,
Dr. Haag is Chief Executive Officer and
Chairman of the Executive Board of Aurubis AG,
a publicly listed German company. In May 2025,
Dr. Haag joined the Board of Directors of NV
Bekaert SA, a publicly listed Belgian company.
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

Dr. Toralf Haag

Committee: Audit (Chair and Financial Expert) (1966, German)

Skills and qualifications

•CEO of a global industrial company with
international leadership experience
•Former CFO of Lonza with a strong record in
transformation and operational performance
•Contributes deep capital markets and financial
expertise

Ross L. Levine, M.D., joined the Supervisory
Board and its Science & Technology Committee in
2016. In 2021, he became Chair of QIAGEN’s
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
Prof. Dr. Levine stepped down from the
Supervisory Board in January 2026 following his
appointment to a new leadership role as Chief
Scientific Officer at Memorial Sloan Kettering
Cancer Center. He will continue to lead our
Scientific Advisory Board.

Prof. Dr. Ross L. Levine

Committee: Science & Technology (1972, U.S.)

Skills and qualifications

•Leading physician-scientist in oncology and
molecular cancer medicine
•Leads discussions on innovation as Chair of
the QIAGEN Scientific Advisory Board
•Contributes deep expertise in molecular
research and emerging clinical trends

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 70

Supervisory Board

Bert van Meurs joined the Supervisory Board
and the Nomination & Governance Committee in
April 2024. He is a member of the Executive
Committee at Royal Philips N.V. of the
Netherlands, where he serves as Executive Vice
President and Chief Business Leader of Image
Guided Therapy, and also as Chief Business
Leader of Precision Diagnosis (ad interim)
responsible for Diagnosis and Treatment. He has
more than 40 years of experience since joining
Philips in 1985 in various global business
leadership positions. He has a master’s degree in
physics from the University of Utrecht and a
degree in business marketing from the Technical
University of Eindhoven, both in the Netherlands.

Bert van Meurs

Committee: Nomination & Governance (1961, Dutch)

Skills and qualifications

•Global healthcare executive with over 40
years of leadership at Philips
•Deep expertise in medical technology,
imaging and digital health
•Contributes insights into global healthcare
markets and innovation trends

Eva van Pelt joined the Supervisory Board and
the Audit Committee in March 2024. She most
recently served as Co-CEO and member of the
Management Board of Eppendorf Group, a
privately held German Life Sciences company.
Prior to her time at Eppendorf, she held various
international management positions of increasing
responsibility with Siemens, Accenture, Hitachi
Data Systems and Leica Microsystems. She also
serves as a member of the Supervisory Board of
Paul Hartmann AG, a publicly listed German
healthcare company, and as President of the
German-Dutch Chamber of Commerce. She
earned a Diplom-Kauffrau degree from the
Ludwig-Maximilians-Universität in Munich.

Eva van Pelt

Committee: Audit Committee (1965, German)

Skills and qualifications

•Former Co-CEO of Eppendorf with deep
leadership experience in Life Sciences
•International executive with track record across
healthcare and technology companies
•Contributes cross-border business and
governance experience

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 71

Supervisory Board

Eva Pisa, Ph.D., joined the Supervisory Board
and the Compensation & Human Resources
Committee in 2022. She is an adviser to several
Life Sciences and diagnostic companies through
her company piMed Consulting, and she
previously held senior leadership positions at
Roche Diagnostics International from 2007 to
2020, most recently as Senior Vice President at
Roche Centralized and POC Solutions. Prior to
joining Roche, she was Chief Executive Officer of
Sangtec Molecular Diagnostics AB, a Swedish
start-up, from 2001 to 2007. Dr. Pisa holds a
Ph.D. from the Karolinska Institutet and an MBA
from Heriot-Watt University.

Dr. Eva Pisa
Skills and qualifications
Committees: Compensation & Human Resources (Chair) (1954, Swedish/Swiss)
•Diagnostics and Life Sciences executive with
senior leadership experience at Roche
•Deep expertise in innovation, product market
development and commercialization
•Contributes operational experience across
diagnostics and healthcare companies

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
Pharmaceuticals; Executive Committee member of
the Parke-Davis; and Director of Worldwide
Strategic Planning for Warner-Lambert Company.
Ms. Tallett is a member of the Board of Directors
of Moderna, Inc., and previously served as Chair
of the Board of Directors of Elevance Health. She
was a founding board member of the
Biotechnology Council of New Jersey. She
earned bachelor’s degrees in mathematics and
economics from the University of Nottingham.

Elizabeth E. Tallett

Committees: Audit, Compensation & Human Resources, Nomination & Governance (1949, U.S./British)

Skills and qualifications

•Accomplished healthcare and biotech
executive with deep industry experience
•Strong background in strategy, business
development and growth initiatives
•Contributes extensive public company board
experience and strategic insight

Mark Stevenson (1962) joined the Supervisory Board in January 2026 and is a member of the Nomination & Governance committee. He is currently an
Operating Partner at Fivespan Partners and has more than 30 years of experience in life science technology companies. He most recently served as
Executive Vice President and Chief Operating Officer at Thermo Fisher
Scientific. He previously served as President and Chief Operating Officer at Life
Technologies and President and Chief Operating Officer at Applied Biosystems.
He also serves on the board of directors of Ingersoll Rand Inc.
Lawrence A. Rosen joined the Supervisory Board in 2013 and served as
Chair of the Supervisory Board from 2020 until he stepped down at the Annual
General Meeting in June 2025. He was a member of the Audit Committee and the Nomination & Governance Committee.
Elaine Mardis, Ph.D., joined the Supervisory Board in 2014 and stepped down at the Annual General Meeting in June 2025. She was a member of the
Science & Technology and the Compensation & Human Resources Committees.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 72

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
•Our objective is for at least 40% of the Supervisory Board members to be women and at least 40% men in the mid-term. As of December 31, 2025, the Supervisory Board was comprised of three women and five men, or
37.5% women.
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
•In senior management, our goal is to have at least 40% women and 40%
men in these roles in the mid-term. The number of women in leadership roles has steadily increased since 2017, with approximately 37% of leadership roles held by women at the end of 2025.
QIAGEN believes that gender is only one aspect of diversity and strives to ensure a diverse composition in terms of factors such as age, nationality, public reputation, industry or academic experience, etc.

	2025	2024

Number of executive members on Managing Board	2	2
Number of non-executive members on Supervisory Board	8	10
Ratio of women to men (percent):
% of women on the Supervisory Board	37%	40%
% of women on the Managing Board	—%	—%
% of men on the Supervisory Board	63%	60%
% of men on the Managing Board	100%	100%
% of other on the Supervisory Board	—%	—%
% of other on the Managing Board	—%	—%
We are committed to increasing diversity in our pursuit of individuals for these
Boards and senior management roles who offer a unique blend of scientific and commercial expertise combined with leadership capabilities that will contribute to the future success of QIAGEN. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, the number of women in key leadership roles, particularly in commercial and operational positions, has increased within QIAGEN in recent years.
In line with this commitment, our Nomination & Governance Committee will continue to select future members for the Managing Board and Supervisory
Board with due observance of its aim to ensure a diverse leadership team on the basis of gender, but also on the basis of other factors -- all without compromising our commitment to hiring the best individuals for those positions.
We employ based on role requirements and in keeping with local laws.
We select people for roles considering their job-related qualifications, skills and experience. QIAGEN complies in all cases with applicable equal opportunity and anti-discrimination laws in all local jurisdictions.
More information about diversity at QIAGEN can be found below under the section Dutch Corporate Governance Code - Comply or explain.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 73

Board-Related Matters
Culture
At QIAGEN, we foster a culture deeply rooted in quality, ingenuity and accessibility, reflecting our core brand values. Our purpose – to help customers advance science and improve patient outcomes – underpins our commitment to a strong, ethical and inclusive corporate culture. The Management Board periodically assesses the culture within QIAGEN and whether changes to that culture are desirable. Currently, the Management Board believes that
QIAGEN’s culture continues to support sustainable long-term value creation, integrity and transparency. While no fundamental changes to QIAGEN’s culture are currently considered necessary, we continue to evaluate our culture and pursue opportunities to strengthen it where appropriate.
Culture’s contribution to long-term value creation
Our EMPOWER culture is intended to encourage employees to take ownership of their work while remaining accountable for decisions made in the best interests of QIAGEN, our customers and other stakeholders. This empowerment supports innovation, collaboration and integrity, which are critical components of our sustainable long-term value creation.
Our approach to compensation reinforces our EMPOWER cultural aspirations by rewarding not only what goals are achieved, but also how they are achieved, helping to align performance with our values and ethical standards.
Governance and compliance: Ensuring ethical conduct
QIAGEN maintains a robust framework of checks and balances to uphold compliance with laws, ethical standards and healthy business practices:
(1)Corporate Code of Conduct and Ethics – Sets out the standards of integrity and conduct expected across all levels of the organization and supports ethical decision-making.
(2)QIAintegrity Line – A web-based, independent and confidential reporting tool that enables employees and third parties to report suspected misconduct within QIAGEN or our supply chain, thereby reinforcing transparency and accountability.
(3)Compliance Committee – Comprising senior executives from various functions, this committee oversees compliance with our Corporate Code of
Conduct and Ethics and supports the continuous improvement in ethical governance.
We regularly evaluate the effectiveness of, and compliance with, our Corporate
Code of Conduct and Ethics and related reporting and governance mechanisms, and remains committed to fostering a culture that supports sustainable long-term value creation while maintaining high standards of compliance and integrity.
Conflicts of interest, loans or similar benefits
Resolutions to enter into transactions that may create a conflict of interest between a member of the Managing Board or Supervisory Board and QIAGEN
– where such transactions could have material significance for either QIAGEN or the involved member – must be reported to the Supervisory Board for review and approval.
In 2025, neither QIAGEN nor any of its Supervisory Board members entered into any such transactions. No credit, loans or similar benefits were granted to members of the Managing Board or Supervisory Board. Additionally, the
Managing Board and Supervisory Board members did not receive any benefits from third parties that were either promised or granted in view of their position with QIAGEN.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 74

Shareholder Meetings and Share Capital
Shareholder meetings
Our shareholders exercise their voting rights through the Annual General
Meeting and through any Extraordinary General Meeting that may be called.
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
Extraordinary General Meetings are held as often as deemed necessary by the
Managing Board or Supervisory Board, or upon a request to the Managing
Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the boards do not comply in time with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands.
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
Pursuant to the Dutch Code, all transactions between QIAGEN and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed on terms that are customary to our industry. Decisions to enter into transactions in which there are considered to be conflicts of interest of material significance to the Company and/or to the people involved require the approval of the Supervisory Board. QIAGEN did not enter into any such transaction in 2025.
Furthermore, pursuant to the Dutch implementation of the Shareholders Rights
Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards
Board and approved by the European Commission) require the approval of the
Supervisory Board or, if all Supervisory Board members are involved in such transactions, the General Meeting of Shareholders.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 75

Shareholder Meetings and Share Capital
Major shareholders
The following table sets forth certain information concerning the ownership of our Shares by holders with at least 5% ownership. None of these holders have any different voting rights than other shareholders.

Name and country of residence	Shares beneficially owned
	Number		Percent ownership(1)

BlackRock, Inc., United States and United Kingdom	20,678,987	(2)	9.53%
Massachusetts Financial Services Company, United States and Canada	25,301,124	(3)	11.66%
Wellington Management Group LLP, United States and United Kingdom	14,137,799	(4)	6.52%
(1)The percentage ownership was calculated based on 216,920,735 Common Shares outstanding as of December 31, 2025.
(2)The 20,678,987 shares attributed to BlackRock, Inc. are reported as of January 31, 2026. Of the 20,678,987 shares attributed to BlackRock Inc. , it has sole voting power over 19,575,569 and sole dispositive power over all 20,678,987 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 6, 2026, which reported ownership as of January 31, 2026.
(3)The 25,301,124 shares attributed to Massachusetts Financial Services Company are reported as of March 31, 2025. Of the 25,301,124 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 22,357,385 and sole dispositive power over all 25,301,124 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on May 14, 2025, which reported ownership as of March 31, 2025.
(4)Information is based on a report on Schedule 13G/A jointly filed with the Securities and Exchange Commission on February 10, 2026 by Wellington Management Group LLP, Wellington Group Holdings
LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management
Company LLP (together, the "Wellington Investment Advisers"), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd, the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP is owned by Wellington Group Holdings LLP. Wellington
Group Holdings LLP is owned by Wellington Management Group LLP. According to this Schedule 13G/A, of these 14,137,799 shares, each of Wellington Management Group LLP, Wellington Group
Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 13,293,220 and shared dispositive power over all 14,137,799 shares as of December 31, 2025.
Wellington Management Company LLP has shared voting power over 12,155,318 shares and shared dispositive power over 12,416,628 shares as of December 31, 2025.
Control of registrant
To our knowledge, QIAGEN is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.
As of January 31, 2026, the officers and directors of QIAGEN as a group beneficially owned approximately 1.0 million Shares, or 0.5% of outstanding
Shares.
United States Shareholdings
As of December 31, 2025 and based on information available to us, 41% of outstanding common shares were held by approximately 170 registered holders in the U.S. Since certain of our Shares were held by brokers and nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders, or of where the beneficial holders are resident.
Holders of any securities with special control rights
Not applicable.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 76

Shareholder Meetings and Share Capital
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
Agreements between shareholders which are known to the
company and may result in restrictions on the transfer of
securities and/or voting rights
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
the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the two Boards, including the profile of the
Supervisory Board.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 77

Shareholder Meetings and Share Capital
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
On June 26, 2025, the General Meeting authorized the Supervisory Board until
December 26, 2026 (i) to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent
(50%) of the shares issued and outstanding in the capital of the Company as at
December 31, 2024, as included in the Annual Accounts for Calendar Year
2023 and (ii) to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2024.
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
On June 26, 2025, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 78

Shareholder Meetings and Share Capital
June 26, 2025, until December 26, 2026, without limitation at a price between one euro cent (EUR 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to preference and financing preference shares, against a price between one euro cent (EUR 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association.
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
guarantee certain payments in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or termination.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 79

Shareholder Meetings and Share Capital
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
The authorized classes of our shares consist of common shares,financing preference shares and preference shares. No financing preference shares or preference shares have been issued.
As of December 31, 2025, a total of approximately 216.9 million common shares were outstanding, with an additional 11.4 million reserved under stock plans, including shares subject to outstanding awards. Additionally, convertible debts discussed further in Note 16 "Debt," cover an aggregate of 19.8 million underlying shares of common stock or up to a maximum of 27.1 million shares, subject to customary adjustments under certain circumstances.
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
rights on these shares, the foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 80

Additional Information
Cyber security
Cyber security risks are managed at multiple levels throughout the Company and are considered in the context of our overall Enterprise Risk Management as discussed under Risks and Risk Management. Cyber security risks facing our business that are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, are described in Risks and
Risk Management under “We rely on up-to-date systems and strong processes to meet evolving cyber laws, strong cyber security governance and standards, if our cyber security governance, data‑security practices or critical systems fail to keep pace with evolving requirements, we may face unauthorized access, operational disruptions, fines and reputational harm.” In the past three years through the date of this annual report, there have been no breaches of cyber security or other related risk threats that have, or are reasonably likely to have, a material impact to our business. We have not incurred any material expenses and have not incurred any penalties or settlements.
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
compliance with Rule 16b-3 under the United States Securities Exchange Act of
1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 81

Additional Information
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
Insider trading policy
Dealings in our shares based on material nonpublic information about QIAGEN is strictly prohibited under U.S. and German securities laws.
These laws are complex and penalties can be severe. In order to protect
QIAGEN and its employees from such sanctions, we have adopted an insider-
trading policy that outlines basic rules, including procedures governing any dealings in our shares, that applies to potential Insiders (individuals with knowledge of nonpublic material information) and holders of QIAGEN shares
(including stock options and restricted stock units). The insider trading policy applies to the Supervisory Board, Managing Board and all employees of
QIAGEN N.V. and its subsidiaries.
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
Independent auditors
In accordance with the requirements of Dutch law, our independent auditor for our statutory consolidated financial statements, prepared in accordance with
International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is
appointed, and may be removed, by the General Meeting. The Supervisory
Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General
Meeting in 2024, EY Accountants B.V. (formerly Ernst & Young Accountants
LLP) was appointed as external auditor for the Company for the 2025 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with
International Financial Reporting Standards and filed with the AFM shall be approved. Furthermore, the external auditor is invited to attend the General
Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting
Standards.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 82

Additional Information
Following the appointment of EY Accountants B.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, which audited the U.S. GAAP consolidated financial statements as of and for the year ended December 31, 2025.
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
Dutch corporate governance code – comply or explain
The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are
accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring ourselves against international best practice. The Dutch Code was last amended on March 20,
2025 and can be found at www.mccg.nl.
Nonapplication of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our annual report the application of the Dutch Code's principles and best practice provisions.
To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.
We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact -- acknowledged by the Commission that drafted the Dutch Code -- that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.
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
Long-term Supervisory Board members and their contributions
Two members of the Supervisory Board – Dr. Metin Colpan and Ms.
Elizabeth Tallett – continued as Supervisory Board members through to the end of 2025
•Dr. Metin Colpan has been a member of the Supervisory Board since 2004.
His extensive scientific and commercial expertise, particularly as a co-
founder of QIAGEN, brings invaluable strategic insight to the board. His experience as a board member of various healthcare industry companies further enriches discussions with a broad, industry-specific perspective.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 83

Additional Information
•Ms. Elizabeth Tallett, a member since 2011, brings executive and board-
level experience from numerous international companies, particularly in pharmaceuticals, biotechnology, healthcare and insurance. Her expertise spans international operations, mergers and acquisitions, strategic planning, marketing, product development, talent management and executive compensation.
QIAGEN highly values the commitment and expertise of Dr. Colpan and Ms.
Tallett. Their diverse backgrounds and deep industry knowledge strengthen the Supervisory Board, ensuring effective oversight and strategic guidance.
Despite the deviation from the standard Dutch corporate governance tenure framework, QIAGEN believes that its annual appointment structure enhances transparency, adaptability and shareholder engagement, ultimately benefiting the Company’s long-term success.
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
•Prior to February 2018, grants of performance stock units (PSUs) and restricted stock units (RSUs) vested as follows: 40% after three years; 50%
after five years; remaining 10% after 10 years
•After February 2018, grants of PSUs and RSUs were structured to vest: 40%
after three years; 60% after five years
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
Under these agreements, if an employment contract is terminated without serious cause, as defined by the applicable law, the respective affiliate remains obligated to compensate the Managing Board member for the remaining duration of the contract.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 84

Additional Information
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
establishment of a stock plan. The Articles of Association also permit the
General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 85

Compensation of Managing Board Members and Supervisory Directors
Managing Board remuneration policy
The remuneration policy for the Managing Board was approved by shareholders at the Annual General Meeting (AGM) in June 2025, and came into force the day after the AGM. This policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive
2017/828). Under Dutch law, the Supervisory Board is required to submit a proposal to adopt a remuneration policy for the Managing Board no later than at the AGM to be held in 2029.
Remuneration of Managing Board members consists of a combination of base salary, variable short-term cash incentive (STI) tied to the achievement of annual
Corporate Goals and Team Goals, and a long-term incentive (LTI) granted in share units that only vest after multiple years upon the achievement of pre-
defined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practices.
The remuneration policy complies with the best practices in corporate governance in the U.S. and Germany, where our shares are listed on the New
York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, respectively.
The inclusion of perspectives from the U.S. is particularly important given that the country represents nearly half of our annual sales and is the domicile for many of our competitors and for many members of our leadership and senior executive team.
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
Managing Board compensation for 2025
For the year ended December 31, 2025, the Managing Board members received the following compensation:

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 86

Compensation of Managing Board Members and Supervisory Directors

	Annual compensation				Long-term compensation
Managing board member	Fixed salary	Variable cash bonus	Other(1)	Total	Benefit plans	Performance Stock Units (PSUs) granted

Thierry Bernard	$1,008,834	1,183,698	31,650	$2,224,182	$205,767	143,229
Roland Sackers	$633,220	506,580	65,770	$1,205,570	$123,480	80,098
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
operations, as well as stock market listings in the U.S. and Germany. The
Supervisory Board ensures that the Policy and its implementation are linked to our objectives.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 87

Compensation of Managing Board Members and Supervisory Directors
Supervisory Board remuneration for 2025
The Supervisory Board compensation for 2025 consists of fixed remuneration
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
Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board in 2025.
The Supervisory Board meetings and the Supervisory Board committee meetings are held over a number of days, ensuring there is time for review and discussion. At each meeting, the Supervisory Board members discuss among themselves the goals and outcome of the meeting, as well as topics such as the functioning and composition of the Supervisory Board and the Managing
Board. The Supervisory Board Report contains an overview of the committee membership and meetings attended in 2025.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 88

Compensation of Managing Board Members and Supervisory Directors
For the year ended December 31, 2025, members of the Supervisory Board received the following compensation:

Supervisory Board member	Fixed compensation	Committee chair	Committee membership	Total(1)	Restricted Stock Units (RSUs) granted

Stephen H. Rusckowski (Chair)	$103,750	18,000	11,000	$132,750	5,990
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	5,990
Dr. Toralf Haag	$57,500	25,000	—	$82,500	5,990
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	5,990
Bert van Meurs	$57,500	—	11,000	$68,500	5,990
Eva van Pelt	$57,500	—	15,000	$72,500	5,990
Dr. Eva Pisa	$57,500	18,000	—	$75,500	5,990
Elizabeth E. Tallett	$57,500	—	37,000	$94,500	5,990
Lawrence A. Rosen(2)	$75,000	—	13,000	$88,000	5,990
Dr. Elaine Mardis(2)	$28,750	—	11,000	$39,750	5,990
(1)Supervisory Board members are reimbursed for travel costs and for any value added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
(2)Mr. Rosen and Prof. Dr. Mardis did not stand for re-election at the AGM in June 2025.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 89

Compensation of Managing Board Members and Supervisory Directors
Share ownership
The following table sets forth certain information as of January 31, 2026, concerning the ownership of common shares by members of the Managing
Board and Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

	Shares beneficially owned(1)	Stock awards that could become releasable on or prior to April 1, 2026

Thierry Bernard	374,738*	98,321
Roland Sackers	349,195*	57,604
Dr. Metin Colpan(2)	167,231*	13,646
Dr. Toralf Haag	4,147*	13,646
Mark Stevenson	—	—
Bert van Meurs	—	5,990
Eva van Pelt	—	5,990
Dr. Eva Pisa	—	9,156
Stephen H. Rusckowski	22*	5,990
Elizabeth Tallett	49,124*	13,646
(1)*Indicates that the person beneficially owns less than 0.5% of the common shares issued and outstanding as of January 31, 2026. The number of common shares outstanding as of January 31, 2026, was 206,074,753. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to common s.hares.
(2)Shares beneficially owned include 100,355 shares held by CC Verwaltungs GmbH, an entity which is controlled by Dr. Colpan.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 90

Consolidated Financial Statements

91	Report of Independent Registered Public Accounting Firm
96	Report of Independent Registered Public Accounting Firm
98	Report of Independent Registered Public Accounting Firm
99	Consolidated Balance Sheets
101	Consolidated Statements of Income
102	Consolidated Statements of Comprehensive Income
103	Consolidated Statements of Changes in Equity
104	Consolidated Statements of Cash Flows

106	Notes to Consolidated Financial Statements
106	1. Corporate Information and Basis of Presentation	152	16. Debt
107	2. Effects of New Accounting Pronouncements	161	17. Income Taxes
110	3. Summary of Significant Accounting Policies	169	18. Equity
124	4. Revenue	171	19. Earnings per Common Share
128	5. Acquisitions	172	20. Commitments and Contingencies
131	6. Restructuring	175	21. Segment Information
134	7. Short-Term Investments	179	22. Share-Based Compensation
134	8. Prepaid Expenses and Other Current Assets	181	23. Employee Benefits
135	9. Property, Plant and Equipment	182	24. Related Party Transactions
136	10. Investments	182	25. Subsequent Event
138	11. Goodwill and Intangible Assets
140	12. Leases
142	13. Accrued and Other Current Liabilities
143	14. Derivatives and Hedging
149	15. Financial Instruments and Fair Value Measurements

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 91

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries (the Company) as of
December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended
December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission “(2013 framework),” and our report dated March 19, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 92

Consolidated Financial Statements
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Unrecognized tax benefits

Description of the Matter
As described in more detail in Note 17 to the consolidated financial statements, the Company operates in numerous countries with different local tax legislative frameworks and requirements. The Company is subject to examination by taxing authorities throughout various jurisdictions. As of December 31, 2025, the Company recorded unrecognized tax benefits of $143.6 million. For certain tax positions, the
Company uses significant judgment in determining whether their technical merits are more likely than not to be sustained upon examination and measuring the amount of tax benefit that qualifies for recognition.
Auditing the Company’s estimate of the amount of tax benefit that qualifies for recognition was complex because the estimate requires a high degree of judgment and is based on interpretations of tax laws and rulings by taxing authorities.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 93

Consolidated Financial Statements

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the
Company’s controls related to accounting for unrecognized tax benefits. This includes controls related to management’s review of the technical merits of tax positions and measurement of the related unrecognized tax benefits.
Our audit procedures included, among others, the involvement of our tax professionals, including transfer pricing specialists, to assess management’s methodology in accordance with ASC 740
Accounting for Income Taxes and to assess the technical merits of the Company’s tax positions. We assessed the completeness of underlying data used by the Company in measuring uncertain tax benefits by agreeing the data to the Company’s financial records. Further, we assessed the adequacy of the
Company’s unrecognized tax benefits in comparison to management’s representations regarding the most recent discussion and correspondence with the respective tax authority in respect of the Company’s tax positions. We evaluated the consistency of the Company's estimates and judgments in determining its unrecognized tax benefits against relevant tax laws, applicable tax case law, previous tax audit outcomes and information obtained through inquiries of the Company’s tax advisors. We inspected the
Company’s legal composition to identify and assess changes in operating structures and financing arrangements, and we inspected a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives.
We evaluated the adequacy of the Company’s disclosures in relation to these matters.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 94

Consolidated Financial Statements

Valuation of intangible assets from the acquisition of Parse Biosciences

Description of the Matter
As described in more detail in Note 5 to the consolidated financial statements, the Company acquired
Parse Biosciences, Inc. (Parse) for consideration of $229.1million during the year ended
December 31, 2025. The Company accounted for this acquisition as a business combination and recognized intangible assets including developed technology of $60.7 million and customer base of
$38.1 million.
The valuation of these intangible assets involved the use of significant assumptions by management including revenue projections, remaining useful life and discount rates.
Auditing the valuation of these intangible assets was complex due to the significant estimation uncertainty, primarily due to the sensitivity of assumptions regarding future performance of the acquired business. These significant assumptions were forward-looking and could be affected by future economic and market conditions.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 95

Consolidated Financial Statements

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the
Company's controls over the accounting for the Parse acquisition. This included testing controls over management’s review of the Company’s valuation of acquired intangible assets.
To test the estimated fair values of the identified intangible assets, our audit procedures included, among others, involving our valuation specialists to assist us in evaluating the appropriateness of the Company's valuation methodology under ASC 820 Fair Value Measurement and assessing the reasonableness of certain significant assumptions. We developed a range of independent estimates for the discount rates and compared those to the discount rates selected by management. We compared the revenue projections used to current industry and market trends and to the historical results of the acquired business. We further assessed the assumed remaining useful life of the developed technology by comparison to those of other similar technologies in the industry. We also performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the acquired intangible assets that would result from changes in these assumptions.
We evaluated the adequacy of the Company’s disclosures in relation to these matters.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2024.
Cologne, Germany
March 19, 2026

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 96

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on Internal Control Over Financial Reporting
We have audited QIAGEN N.V and Subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). In our opinion, QIAGEN N.V. and
Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Parse Biosciences, Inc. which is included in the 2025 consolidated financial statements of the Company and constituted 4.59% of total assets as of December 31, 2025 and 0.33% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Parse Biosciences, Inc.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated March 19,
2026 expressed an unqualified opinion thereon.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 97

Consolidated Financial Statements
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
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 19, 2026

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 98

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board
QIAGEN N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended December 31,
2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)
and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.
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
/s/ KPMG AG Wirtschaftsprüfungesellschaft
We served as the Company’s auditor from 2015 to 2024.
Düsseldorf, Germany
March 28, 2025, except for Note 1.1, as to which the date is March 19, 2026

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 99

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands)		As of December 31,
	Notes	2025	2024

Assets
Current assets:
Cash and cash equivalents	(3)	$839,005	$663,555
Short-term investments	(7)	259,913	489,437
Accounts receivable, net of allowance for credit losses of $19,538 and $18,226, respectively	(3, 24)	402,608	349,278
Inventories, net	(3, 6)	301,888	279,256
Prepaid expenses and other current assets	(8)	191,659	178,327
Total current assets		1,995,073	1,959,853
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $464,965 and $516,324, respectively	(9)	923,948	753,611
Goodwill	(11)	2,700,658	2,425,418
Intangible assets, net of accumulated amortization of $578,981 and $693,062, respectively	(11, 6)	386,431	303,815
Other long-term assets	(10, 12, 14, 17)	275,122	246,925
Total long-term assets		4,286,159	3,729,769
Total assets		$6,281,232	$5,689,622
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 100

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands, except par value)		As of December 31,
	Notes	2025	2024

Liabilities and equity
Current liabilities:
Current portion of long-term debt	(16)	$—	$551,883(1)
Accrued and other current liabilities	(13, 24)	439,481	406,876
Accounts payable	(24)	72,656	83,272
Total current liabilities		512,137	1,042,031(1)
Long-term liabilities:
Long-term debt, net of current portion	(16)	1,654,428	839,665(1)
Other long-term liabilities	(4, 12, 14, 15,17)	336,513	240,587
Total long-term liabilities		1,990,941	1,080,252(1)
Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 shares in 2025 and 223,904 in 2024		2,529	2,601
Additional paid-in capital		1,436,360	1,666,070
Retained earnings		2,748,390	2,448,122
Accumulated other comprehensive loss	(18)	(377,309)	(474,539)
Less treasury shares, at cost—764 and 1,614 shares, respectively		(31,816)	(74,915)
Total equity		3,778,154	3,567,339
Total liabilities and equity		$6,281,232	$5,689,622
(1) The December 31, 2024 balances for the 'current portion of long-term debt' and 'long-term debt, net of current portion' have been revised to correct the classification of certain amounts. See Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 101

QIAGEN N.V. and Subsidiaries Consolidated Statements of Income

(in thousands, except per share data)		Years ended December 31,
	Notes	2025	2024	2023

Net sales	(3, 4, 24)	$2,089,999	$1,978,214	$1,965,311
Cost of sales:
Cost of sales	(6)	735,268	952,323	667,425
Acquisition-related intangible amortization	(3)	55,236	58,541	64,198
Total cost of sales		790,504	1,010,864	731,623
Gross profit		1,299,495	967,350	1,233,688
Operating expenses:
Sales and marketing		457,993	450,929	459,912
Research and development	(3)	187,516	193,494	198,511
General and administrative	(3)	125,676	113,432	119,254
Acquisition-related intangible amortization	(3)	8,000	9,596	10,764
Restructuring, acquisition, integration and other, net	(1, 3, 6)	54,459	102,188	35,309
Total operating expenses		833,644	869,639	823,750
Income from operations		465,851	97,711	409,938
Other income (expense):
Interest income		64,320	68,016	78,992
Interest expense		(33,256)	(43,841)	(53,410)
Other expense, net	(10, 14)	(6,650)	(739)	(5,711)
Total other income, net		24,414	23,436	19,871
Income before income tax expense		490,265	121,147	429,809
Income tax expense	(3, 17)	65,385	37,556	88,506
Net income		$424,880	$83,591	$341,303
Basic earnings per common share	(19)	$1.96	$0.38	$1.50
Diluted earnings per common share	(19)	$1.94	$0.37	$1.48

Weighted-average common shares outstanding:
Basic	(19)	217,219	222,619	228,146
Diluted	(19)	218,880	224,717	230,619
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 102

QIAGEN N.V. and Subsidiaries Consolidated Statements of Comprehensive Income

(in thousands)		Years ended December 31,
	Notes	2025	2024	2023

Net income		$424,880	$83,591	$341,303
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges (net of $11,197 tax benefit in 2025, $30,145 tax expense in 2024 and $18,344 tax benefit in 2023)	(14)	(32,185)	86,698	(52,755)
Reclassification adjustments on cash flow hedges (net of $11,775 tax expense in 2025, $29,102 tax benefit in 2024 and $17,183 tax expense in 2023)	(14)	33,786	(83,696)	49,417
Cash flow hedges (net of $578 tax expense in 2025, $1,043 tax expense in 2024 and $1,161 tax benefit in 2023)		1,601	3,002	(3,338)
Net investment hedge	(14)	(43,528)	24,552	(18,396)
Gain (loss) on pension (net of $170 tax expense in 2025, $227 tax benefit in 2024 and $72 tax expense in 2023)		119	(530)	167
Foreign currency translation adjustments		139,038	(67,733)	(8,172)
Other comprehensive income (loss)		97,230	(40,709)	(29,739)
Comprehensive income		$522,110	$42,882	$311,564
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 103

QIAGEN N.V. and Subsidiaries Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at December 31, 2022		230,829	$2,702	$1,868,015	$2,160,173	($404,091)	(3,113)	($160,188)	$3,466,611
Net income		—	—	—	341,303	—	—	—	341,303
Other comprehensive loss		—	—	—	—	(29,739)	—	—	(29,739)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(44,676)	—	873	44,840	164
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(387)	(17,675)	(17,675)
Share-based compensation	(22)	—	—	47,100	—	—	—	—	47,100
Balance at December 31, 2023		230,829	$2,702	$1,915,115	$2,456,800	($433,830)	(2,627)	($133,023)	$3,807,764
Capital repayment	(18)	(6,925)	(101)	(292,672)	—	—	79	—	(292,773)
Net income		—	—	—	83,591	—	—	—	83,591
Other comprehensive loss		—	—	—	—	(40,709)	—	—	(40,709)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(92,269)	—	1,734	92,269	—
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(800)	(34,161)	(34,161)
Share-based compensation	(22)	—	—	43,627	—	—	—	—	43,627
Balance at December 31, 2024		223,904	$2,601	$1,666,070	$2,448,122	($474,539)	(1,614)	($74,915)	$3,567,339
Capital repayment	(18)	(6,219)	(72)	(280,110)	—	—	45	—	(280,182)
Net income		—	—	—	424,880	—	—	—	424,880
Other comprehensive income		—	—	—	—	97,230	—	—	97,230
Cash dividends declared, $0.25 per share	(18)	—	—	—	(54,243)	—	—	—	(54,243)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(70,369)	—	1,473	70,369	—
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(668)	(27,270)	(27,270)
Share-based compensation	(22)	—	—	50,400	—	—	—	—	50,400
Balance at December 31, 2025		217,685	$2,529	$1,436,360	$2,748,390	($377,309)	(764)	($31,816)	$3,778,154
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 104

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)		Years ended December 31,
	Notes	2025	2024	2023

Cash flows from operating activities:
Net income		$424,880	$83,591	$341,303
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		193,746	203,268	205,336
Non-cash impairments	(6, 10)	22,440	203,408	4,158
Amortization of debt discount and issuance costs		3,367	18,428	30,162
Share-based compensation expense	(22)	50,400	43,627	47,100
Deferred tax (benefit) expense	(17)	(20,067)	(23,041)	10,731
Loss on marketable securities		968	426	—
Other items, net including fair value changes in derivatives		13,105	8,391	7,623
Net changes in operating assets and liabilities:
Accounts receivable	(3)	(36,392)	12,218	(55,119)
Inventories	(3, 6)	(848)	87,755	(44,787)
Prepaid expenses and other current assets	(8)	3,021	14,234	4,390
Other long-term assets		(1,712)	(1,194)	691
Accounts payable		(8,418)	1,446	(22,417)
Accrued and other current liabilities	(13)	(42,821)	(8,642)	(55,583)
Income taxes	(17)	14,316	25,528	(7,458)
Other long-term liabilities		38,341	4,108	(6,675)
Net cash provided by operating activities		654,326	673,551	459,455
Cash flows from investing activities:
Purchases of property, plant and equipment		(201,049)	(167,174)	(149,710)
Purchases of intangible assets	(11)	(6,077)	(4,068)	(13,092)
Purchases of short-term investments	(7)	(369,014)	(685,915)	(976,448)
Proceeds from redemptions of short-term investments	(7)	597,057	584,979	1,270,551
Cash paid for acquisitions, net of cash acquired	(5)	(291,227)	—	(149,532)
Cash (paid) received for collateral asset	(14)	(32,163)	25,414	(66,583)
Purchases of investments, net	(10)	(2,806)	(2,465)	(2,870)
Other investing activities		—	—	29
Net cash used in investing activities		(305,279)	(249,229)	(87,655)

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 105

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)		Years ended December 31,
	Notes	2025	2024	2023

Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(16)	742,318	494,211	—
Repayment of long-term debt	(16)	(534,167)	(601,536)	(400,000)
Capital repayment	(18)	(280,086)	(292,099)	—
Cash dividend payment	(18)	(54,243)	—	—
Tax withholding related to vesting of stock awards	(22)	(27,270)	(34,161)	(17,675)
Cash (paid) received for collateral liability	(14)	(16,080)	11,350	(16,315)
Cash paid for contingent consideration	(14)	(9,219)	—	—
Payment of intrinsic value of cash convertible notes	(16)	—	—	(36,762)
Proceeds from exercise of call options related to cash convertible notes	(16)	—	—	36,762
Other financing activities		(229)	(661)	163
Net cash used in financing activities		(178,976)	(422,896)	(433,827)
Effect of exchange rate changes on cash and cash equivalents		5,379	(5,955)	(558)
Net increase (decrease) in cash and cash equivalents		175,450	(4,529)	(62,585)
Cash and cash equivalents, beginning of period		663,555	668,084	730,669
Cash and cash equivalents, end of period		$839,005	$663,555	$668,084

Supplemental cash flow disclosures:
Cash paid for interest		$29,252	$24,181	$20,348
Cash paid for income taxes, net of refunds	(17)	$17,266	$15,684	$82,409

Supplemental disclosure of non-cash investing activities:
Equity securities acquired in non-monetary exchange	(10)	$—	$—	$2,604
The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 106

Notes to the Consolidated Financial
December 31, 2025
1. Corporate Information and Basis of Presentation
Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at
Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a global leader in Sample to Insight solutions, that enable customers to extract and analyze molecular information from samples containing the building blocks of life. Our Sample technologies isolate and process
DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. We serve more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical research and development and industrial applications, such as forensics) and molecular diagnostics (clinical healthcare). As of December 31, 2025, we employed approximately 5,700 people in more than 35 locations worldwide.
Basis of Presentation
The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.
We undertake acquisitions to complement our own internal product development activities. In December 2025, we acquired Parse Biosciences, Inc. a privately held, leading provider of scalable, instrument-free solutions for single-cell research located in Seattle, Washington. In May 2025, we acquired GNX Data Systems Ltd. (doing business as Genoox).
Genoox, a privately held company founded in 2014 and headquartered in Tel Aviv, Israel, provides AI-powered software that enables clinical labs to scale and accelerate the processing of complex genetic tests. In January 2023, we acquired
Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation located in San Diego, California. At the acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. Aside from Parse Biosciences, these acquisitions were not significant to the overall consolidated financial statements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 107

Notes to the Consolidated Financial Statements
1.1 Revision of Previously Issued Financial Statements
In 2025, we corrected the classification of $498.4 million of debt previously reported as long-term as of December 31,
2024 that should have been classified as current under U.S. GAAP due to the December 17, 2025 bondholder put date with respect to the $500.0 million aggregate principal amount of 0.000% Senior Unsecured Convertible Notes due 2027.
Based on an analysis of quantitative and qualitative factors in accordance with SEC Staff Accounting Bulletin No. 99
“Materiality”, we concluded that the correction is not material to the previously issued financial statements as of or for the year ended December 31, 2024. This reclassification had no impact on the Consolidated Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows or Statement of Shareholders' Equity for any period.
2. Effects of New Accounting Pronouncements
The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in
2025, 2024 and 2023:
Adoption of New Accounting Standards in 2025
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. This ASU is effective for annual periods beginning after December 15,
2024, and early adoption is permitted. We have adopted the new disclosures prospectively beginning with this annual reporting for the year ended December 31, 2025 as disclosed in Note 17 "Income Taxes."
Adoption of New Accounting Standards in 2024
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures was issued in response to stakeholder requests for more decision-useful information about reportable segments. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures. This ASU does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine reportable segments. This ASU is effective for fiscal years beginning after December 15, 2023, and we have adopted the new disclosures retrospectively to all prior periods presented in the consolidated financial statements effective
December 31, 2024 as disclosed in Note 21 "Segment Information."
Adoption of New Accounting Standards in 2023
There was no adoption of new accounting standards in 2023.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 108

Notes to the Consolidated Financial Statements
New Accounting Standards Not Yet Adopted
As of December 31, 2025, the following recently issued but not yet adopted accounting pronouncements are expected to impact our consolidated financial statements:
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic
220-40) requires additional disaggregated expense disclosures in the notes to the financial statements for interim and annual periods. In January 2025, ASU 2025-01 clarified the effective dates: annual reporting periods beginning after
December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.
Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. We are currently evaluating the impact and expect to adopt in our annual reporting for the year ended December 31, 2027.
ASU 2024-04, Debt—Debt With Conversion and Other Options, Induced Conversions of Convertible Debt Instruments,
clarifies the accounting requirements for settlements of debt instruments accounted for as induced conversions, including certain convertible debt instruments with cash conversion features and instruments that are not currently convertible. The
ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We do not expect a material impact.
ASU 2025-03, Business Combinations (ASC 805), Determining the Accounting Acquirer in the Acquisition of a Variable
Interest Entity, revises the guidance on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE), with the objective of improving comparability with acquisitions that do not involve VIEs. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. We do not expect a material impact and will apply the guidance prospectively to business combinations occurring after the adoption date.
ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable
and Contract Assets allows entities to use a practical expedient for measuring credit losses on accounts receivable and contract assets, assuming current conditions persist for their remaining life. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We do not expect a material impact.
ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the
Accounting for Internal-Use Software amends the guidance for accounting for internal-use software costs. The update clarifies and simplifies the capitalization requirements for costs incurred in the development of internal-use software, including both software developed or obtained for internal use and certain cloud computing arrangements. The amendments provide more specific criteria for when costs should be capitalized versus expensed, and require enhanced disclosures regarding the nature and amounts of capitalized internal-use software costs. This ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 109

Notes to the Consolidated Financial Statements
We are currently evaluating the impact of this ASU on our consolidated financial statements and intend to adopt at the effective date.
ASU 2025-09, Derivatives and Hedging, Hedge Accounting Improvement aligns the hedge accounting with the economics of risk management activities. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of ASU 2025-09 and anticipate adopting prospectively at the effective date with our interim reporting in 2027.
ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities,
establishes authoritative guidance for the recognition, measurement, presentation, and related disclosures of government grants received by business entities. The guidance is effective for public business entities for annual reporting periods beginning after December 15, 2028 (and interim periods within those annual periods); early adoption is permitted. The amendments may be applied using a modified prospective, modified retrospective, or retrospective transition approach.
We are currently evaluating the impact and expect to adopt the ASU in our annual reporting for the year ended December
31, 2029.
ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, clarifies when Topic 270 applies, improves the navigability of interim disclosure requirements (including a comprehensive list of interim disclosures required by GAAP), and adds a principle to disclose events since the last annual reporting period that have a material impact. The amendments are effective for public business entities for interim reporting periods within annual reporting periods beginning after
December 15, 2027 (early adoption permitted) and may be applied prospectively or retrospectively. We expect to adopt prospectively beginning with our interim reporting in 2028.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 110

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
the counterparties to a diverse group of highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations. In order to minimize our exposure with any single

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 111

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
dollars), are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other expense, net. The net gain or loss on foreign currency transactions was a net loss of $8.4 million in 2025, a net loss of $4.5 million in 2024 and a net loss of $5.8 million in 2023 and are included in other expense, net in the accompanying consolidated statements of income.
The exchange rates of key currencies were as follows:

(USD equivalent for one)	Closing rate at December 31,		Annual average rate
	2025	2024	2025	2024	2023

Euro (EUR)	1.1750	1.0389	1.1296	1.0821	1.0814
Pound Sterling (GBP)	1.3466	1.2529	1.3179	1.2782	1.2435
Swiss Franc (CHF)	1.2615	1.1038	1.2059	1.1362	1.1133
Japanese Yen (JPY)	0.0064	0.0064	0.0067	0.0066	0.0071
Chinese Yuan (CNY)	0.1428	0.1370	0.1391	0.1390	0.1413

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 112

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
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for use or sale are capitalized as part of the cost of the respective asset (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 113

Notes to the Consolidated Financial Statements
Shipping and Handling Income and Costs
Shipping and handling charged to customers is recorded as revenue in the period that the related product sales revenue is recorded.
Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended
December 31, 2025, 2024 and 2023, shipping and handling costs totaled $31.8 million, $33.4 million and $32.4 million, respectively.
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense.
Advertising costs for the years ended December 31, 2025, 2024 and 2023 were $8.7 million, $9.6 million and $11.5 million, respectively.
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
incurred may also include costs that are an integral component of, and are directly attributable to, restructuring activities which do not qualify as exit and disposal costs, such as intangible asset impairments and other asset related write-offs or consulting and advisory costs. The specific measures and associated estimated costs are based on management's best

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 114

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
changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair values of derivatives are recorded in current earnings or other comprehensive income (loss), with the treatment dependent upon whether or not a derivative is designated as part of a hedge transaction.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 115

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
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid with an original maturity of less than three months at the date of purchase. Cash equivalents are carried at amortized cost which approximates fair value. Cash and cash equivalents as of December 31,
2025 and 2024 were as follows:

(in thousands)	2025	2024

Cash at bank and on hand	$136,543	$92,705
Money market funds	647,809	399,917
Short-term bank deposits	54,653	170,933
Cash and cash equivalents	$839,005	$663,555

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 116

Notes to the Consolidated Financial Statements
Short-Term Investments
Short-term investments include cash investments with original maturities of greater than three months, classified as
“available for sale” and stated at amortized cost, which is equivalent to the fair value, in the accompanying consolidated balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other expense, net. The amortization of premiums and accretion of discounts to maturity arising from acquisition are included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-
down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in other expense, net.
Short-term investments consisting of marketable equity securities are reported at fair value with gains and losses recorded in earnings.
Fair Value of Financial Instruments
The carrying amount of cash, cash equivalents and short-term investments recorded at cost, accounts receivable, accounts payable and accrued and other current liabilities approximate their fair values because of the short maturities of those instruments. The carrying values of our variable rate debt and leases approximate their fair values because of the short maturities and/or interest rates, which are comparable to those available to us on similar terms. The fair values of the convertible notes are based on an estimation using available over-the-counter market information. The fair values of the
German Private Placement are based on an estimation using changes in the euro swap rates.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 117

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
We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30 to 90 days. For 2025, 2024, and 2023, no single customer represented more than ten percent of accounts receivable or consolidated net sales.
The changes in the allowance for credit losses on accounts receivable and loans and other receivables for the years ended
December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	Accounts receivable			Loans and other receivables
	2025	2024	2023	2025	2024	2023

Balance at beginning of year	$18,226	$17,296	$22,880	$44	$53	$10,598
Provisions for expected credit losses	1,143	4,204	(2,873)	—	(5)	5
Deductions from allowance	(633)	(2,148)	(2,378)	—	—	(10,552)
Currency translation adjustments and other	802	(1,126)	(333)	9	(4)	2
Balance at end of year	$19,538	$18,226	$17,296	$53	$44	$53

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 118

Notes to the Consolidated Financial Statements
Inventories
Inventories are stated at the lower of cost or net realizable value, determined using either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2025 and 2024:

(in thousands)	2025	2024

Raw materials	$54,163	$52,770
Work in process	78,419	72,675
Finished goods	169,306	153,811
Total inventories, net	$301,888	$279,256
Inventory impairment totaling $11.3 million in 2025 and $93.5 million in 2024 were recognized in connection with the discontinuation of NeuMoDx, further discussed in Note 6 "Restructuring."
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
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 119

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
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 120

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
The purchase price for some business combinations includes consideration that is contingent on the achievement of net sales or earnings targets by the acquired business. Contingent consideration is measured initially and on a recurring basis at fair value. Except for contingent consideration payments which are made soon after the acquisition date which are classified as investing activities, payments to settle the acquisition date fair value of contingent consideration are presented as financing activities on the statement of cash flows; any payments in excess of the acquisition date fair value are presented as operating activities.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 121

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
impairment exist. We have elected to perform our annual test for indications of impairment as of October 1st of each year.
Following the annual impairment tests for the years ended December 31, 2025, 2024 and 2023, goodwill has not been impaired.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 122

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
We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other-than-temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment to its estimated fair value would be recorded in operating expense. Investment impairments recorded during the year ended December 31,
2025 are discussed in Note 10 "Investments."
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
of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that, in either case, could potentially be significant to the VIE. Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 123

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
market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset.
Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 124

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
Consumable and Related Revenues
Consumable Products: In the last three years, revenue from consumable product sales has accounted for between
78-79% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have either a single performance obligation to transfer a single consumable product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.
Related Revenues: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and, over the last three years, has accounted for between 10-11% of our net sales.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 125

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
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and, over the last three years, has accounted for between 10-12% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument, which is predominantly at the time of delivery or upon customer acceptance, where applicable. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 126

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
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2025, we have $115.9 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize over approximately 50% over the next 12 to 18 months.
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
Contract assets as of December 31, 2025 and 2024 totaled $10.2 million and $14.5 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and primarily relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and are primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of
December 31, 2025 and 2024, contract liabilities totaled $95.5 million and $88.8 million, respectively, of which $79.4 million and $70.8 million, respectively, is included in accrued and other current liabilities and $16.1 million and $18.0 million, respectively, is included in other long-term liabilities. During the years ended December 31, 2025 and 2024, we satisfied the associated performance obligations and recognized revenue of $75.8 million and $75.5 million, respectively, related to advance customer payments previously received.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 127

Notes to the Consolidated Financial Statements
Disaggregation of Revenue
We disaggregate our revenue based on product type and product group as shown in the tables below for the years ended
December 31, 2025, 2024 and 2023:

Product type (in thousands)	2025	2024	2023

Consumables and related revenues	$1,876,424	$1,760,239	$1,726,213
Instruments	213,575	217,975	239,098
Total net sales	$2,089,999	$1,978,214	$1,965,311

Product group (in thousands)	2025	2024	2023

Sample technologies	$661,265	$642,031	$662,991
Diagnostic solutions	803,080	748,888	697,630
PCR/Nucleic acid amplification	308,992	300,468	300,204
Genomics/NGS	241,775	233,608	238,910
Other	74,887	53,219	65,576
Total net sales	$2,089,999	$1,978,214	$1,965,311
Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 128

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
2025 Business Combinations
Parse Biosciences, Inc.
On December 2, 2025, we acquired 100% of the shares of Parse Biosciences, Inc. (Parse). Parse, a leading provider of scalable, chemistry-based single-cell solutions was founded in 2018 in Seattle, Washington. Its proprietary Evercode™
platform enables instrument-free, high-throughput RNA workflows with unmatched flexibility and ease of use. The company also offers the cloud-based Trailmaker™ software suite for intuitive data analysis and GigaLab, a service platform capable of processing large-scale projects. Parse serves more than 3,000 customers in over 40 countries.
The cash consideration totaled $229.1 million. Of this amount, $33.0 million was retained in an escrow account as of
December 31, 2025 which is available to cover working capital adjustments and claims for breach of any representations, warranties or indemnities. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Under the purchase agreement, potential contingent payments through
2027 total $55.0 million, of which the fair value of $13.4 million was recorded as purchase price. The fair value was initially estimated using a Monte Carlo option pricing model with inputs based on the business plan and historical peer‑group data and subsequently measured using a probability‑weighted discounted cash flow model applying a weighted‑average cost of capital of 11.4% to 11.8%.
We incurred $4.5 million acquisition related costs to effect the business combination during the year ended December 31,
2025 which is included in restructuring, acquisition, integration and other, net.
The allocation of the purchase price is preliminary and not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 129

Notes to the Consolidated Financial Statements
The preliminary purchase price allocation for Parse Biosciences, Inc. as of December 2, 2025 is as follows:

(in thousands)	As of December 2, 2025

Purchase Price:
Cash consideration	$229,147
Fair value of contingent consideration	13,400
$242,547

Preliminary Allocation:
Cash	$4,552
Accounts receivable	3,540
Inventories	6,057
Prepaid expenses and other current assets	2,011
Accounts payable	(947)
Accruals and other current liabilities	(6,900)
Other long-term liabilities	(11,303)
Fixed and other long-term assets	16,124
Developed technology	60,700
Trade name	2,200
Customer base	38,100
Other intellectual property	19
Goodwill	139,828
Deferred tax asset	14,375
Deferred tax liability on fair value of identifiable intangible assets acquired	(25,809)
$242,547
The weighted average amortization period for the acquired intangibles is 14.8 years. The goodwill acquired is not deductible for tax purposes.
At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 130

Notes to the Consolidated Financial Statements
Revenue and earnings in the reporting period since the acquisition date have not been significant. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.
GNX Data Systems Ltd.
On May 23, 2025, we acquired 100% of the shares of GNX Data Systems Ltd. (doing business as Genoox), a privately held company based in Tel Aviv, Israel. Genoox provides a cloud-based AI platform that connects clinicians, genetic counselors, and healthcare organizations, allowing them to extract actionable insights from genomic data. The cash consideration paid, net of cash acquired was $66.6 million. The acquisition included contingent consideration totaling
$10.0 million, which is recorded as part of the purchase price based on the acquisition date fair value of $4.6 million using a probability-weighted analysis of the future milestones applying a discount rate of 11.4%. Potential contingent payments are due through 2026.
The acquisition is not significant to the overall consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. As of December 31, 2025, the allocation of the purchase price was preliminary as we continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes. As of December 31, 2025 and based on preliminary values, the intangible assets other than goodwill and goodwill acquired, totaled $33.5 million and $48.1 million, respectively. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 131

Notes to the Consolidated Financial Statements
6. Restructuring
2025 Restructuring
In the fourth quarter of 2025, management approved restructuring activities as an extension of the efficiency program implemented in 2024, with the objective of further enhancing operational performance. The restructuring plan principally entails the elimination or relocation of certain positions, including consolidation of specific functions to lower cost locations.
Total costs, including consulting and advisory costs, are estimated to be approximately $60.0 million, of which approximately $25.0 million is expected to be incurred in 2026. We expect to identify further actions.
A summary of the liability, which is recorded in accrued and other current liabilities in the accompanying consolidated balance sheet, as of December 31, 2025 is as follows:

(in thousands)	Employee-related costs	Exit and other costs	Total

Costs incurred	$10,491	$3,530	$14,021
Cash payments	(903)	(3,466)	(4,369)
Foreign currency translation adjustment	138	101	239
Liability at December 31, 2025	$9,726	$165	$9,891
Of the employee-related costs incurred, $1.1 million was recorded in costs of sales, and $9.4 million was recorded in restructuring, acquisition, integration and other, net while $3.5 million exit and other costs, which include consulting and advisory costs, were recorded in restructuring, acquisition, integration and other, net, in the consolidated statement of income for the year ended December 31, 2025.
Consequent to measures undertaken in the execution of the restructuring program, property, plant, and equipment totaling
$18.7 million, consisting of machinery and equipment, including machinery under construction, software applications and platforms, as well as leasehold improvements, were abandoned and discontinued from operational use during the year.
Management determined that these assets have no alternative use or salvage value, and accordingly the assets were written off. $14.2 million of the impairment was recorded in cost of sales, and $4.5 million was recorded in restructuring, acquisition, integration and other, net, in the consolidated statement of income for the year ended December 31, 2025.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 132

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
automation for improved resource allocation and profitable growth. This program was completed in 2025.
The exit cost liability is included in accrued and other current liabilities in the accompanying consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total

Costs in 2024	$30,205	$40,583	$70,788
Payments	(7,949)	(29,580)	(37,529)
Foreign currency translation adjustment	(421)	454	33
Liability at December 31, 2024	$21,835	$11,457	$33,292
Costs in 2025	15,137	4,746	19,883
Release of excess accruals	(4,179)	(778)	(4,957)
Payments	(29,323)	(14,445)	(43,768)
Foreign currency translation adjustment	1,686	38	1,724
Liability at December 31, 2025	$5,156	$1,018	$6,174
Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 133

Notes to the Consolidated Financial Statements
The following is a summary of all charges related to the 2024 program recorded in the consolidated statement of income for the year ended December 31, 2025.

Classification and Type of Charge (in thousands)	Year Ended December 31, 2025	Cumulative charges through 2025

Cost of sales:
Exit and other costs	$670	$24,886
Employee-related costs	4,964	13,168
	$5,634	$38,054

Restructuring, acquisition, integration and other, net:
Exit and other costs	$3,298	$19,664
Employee-related costs	5,994	27,995
	$9,292	$47,659
Total costs	$14,926	$85,713
One of the initiatives of the 2024 Efficiency Program was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the
COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems, and refocus resources and efforts on developing and commercializing other innovative solutions within our portfolio. In 2024, following an impairment test performed under ASC 360 Property, Plant and Equipment, $166.1 million of long-lived assets related to the NeuMoDx asset group were fully impaired. Outside of the NeuMoDx asset group, in 2024 as a result of actions taken in implementing the efficiency program, long-lived assets totaling $34.7 million, including property, plant and equipment and intangible assets, were impaired. Such impairments primarily related to software applications and platforms and related development projects which were abandoned and ceased to be used during 2024 and determined by management to have no alternative use or salvage value.
Following these initiatives, in the second half of 2024 we wrote-off a total of $93.5 million inventory. During 2025, inventory write-offs totaled $11.3 million. Inventory write downs are recorded in cost of sales.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 134

Notes to the Consolidated Financial Statements
7. Short-Term Investments
Short-term investments are highly liquid deposits and fixed-income securities denominated in U.S. dollars and euros due from financial and nonfinancial institutions. As of December 31, 2025 and 2024, short-term investments were as follows:

(in thousands)	2025	2024

Money market deposits	$210,000	$380,584
Commercial paper	49,913	108,853
Total short-term investments	$259,913	$489,437
Money market deposits are interest-bearing deposit accounts, recorded at cost, which approximates fair value, with interest income accrued as earned. All instruments are classified as current assets in the accompanying balance sheet as they have an original maturity of less than one year. Interest income is determined using the effective interest rate method.
Investments in commercial paper, a marketable debt security, are classified as available for sale investments and are recorded at cost, which approximates fair value. Interest income is calculated and accrued using the effective interest method.
8. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows as of December 31, 2025 and 2024:

(in thousands)	Notes	2025	2024

Income taxes receivable	(17)	$46,669	$46,563
Prepaid expenses		49,256	41,772
Other receivables		43,052	31,326
Cash collateral	(14)	22,530	3,246
Value added tax		17,551	17,291
Contract assets	(4)	10,153	14,525
Fair value of derivative instruments	(14)	2,448	23,604
Total prepaid expenses and other current assets		$191,659	$178,327

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 135

Notes to the Consolidated Financial Statements
9. Property, Plant and Equipment
Property, plant and equipment as of December 31, 2025 and 2024 were as follows:

(in thousands)	Estimated useful lives (in years)	2025	2024

Land		$27,618	$24,937
Buildings and improvements	up to 60	409,379	381,506
Machinery and equipment	3-15	316,502	284,161
Computer software	3-20	291,026	274,844
Furniture and office equipment	3-10	75,041	78,332
Construction in progress		269,347	226,155
Total property, plant and equipment		1,388,913	1,269,935
Less: Accumulated depreciation and amortization		(464,965)	(516,324)
Total property, plant and equipment, net		$923,948	$753,611
During 2025 and 2024, we incurred impairments in connection with the program discussed in Note 6 "Restructuring."
For the year ended December 31, 2025, construction in progress primarily includes amounts related to projects to expand production lines and increase capacity of manufacturing as well as ongoing software development projects. For the years ended December 31, 2025, 2024 and 2023, interest capitalized in connection with these projects totaled $4.3 million,
$2.6 million and $1.2 million, respectively.
For the years ended December 31, 2025, 2024 and 2023, depreciation and amortization expense totaled $95.8 million,
$91.5 million and $85.6 million, respectively. For the years ended December 31, 2025, 2024 and 2023, amortization related to computer software to be sold, leased or marketed totaled $18.0 million, $13.0 million and $11.7 million, respectively. As of December 31, 2025 and 2024, the unamortized balance of computer software to be sold, leased or marketed was $134.3 million and $106.9 million, respectively.
Repairs and maintenance expense was $21.6 million, $17.8 million and $19.3 million in 2025, 2024 and 2023, respectively.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 136

Notes to the Consolidated Financial Statements
10. Investments
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
A summary of our non-marketable investments accounted for as equity method investments and included in other long-term assets in the accompanying consolidated balance sheets is as follows:

(in thousands)	Ownership percentage	Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
		2025	2024	2025	2024	2023

TVM Life Science Ventures III	3.10%	$12,888	$11,807	($796)	$1,916	$947
PreAnalytiX GmbH	50.00%	1,215	3,965	5,093	4,344	4,977
Suzhou Fuda Business Management and Consulting Partnership	33.67%	—	2,469	(5)	(44)	49
Apis Assay Technologies Ltd	19.90%	—	—	—	(433)	(1,694)
Actome GmbH	12.50%	—	—	—	(163)	(216)
Hombrechtikon Systems Engineering AG(1)	19.00%	(107)	(193)	109	100	100
Total		$13,996	$18,048	$4,401	$5,720	$4,163
(1) This investment is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2025 to the extent that we are committed to fund losses.
During 2025 and 2024, impairment charges totaling $2.5 million and $2.4 million, respectively were recorded in other expense, net in the accompanying consolidated statement of income. The investment in Suzhou Fuda Business Management and Consulting Partnership was fully impaired in 2025 following adverse changes in the investee's business which indicated that the carrying value was no longer recoverable. The investments in Apis Assay Technologies Ltd and Actome
GmbH were fully impaired in 2024 due to adverse changes in the investees' solvency indicating that the carrying value was no longer recoverable.
TVM Life Science Ventures III (TVM) is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During the years ended December 31, 2025,
2024 and 2023, we made cash payments to TVM of $1.9 million, $2.7 million and $2.4 million, respectively. As of

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 137

Notes to the Consolidated Financial Statements
December 31, 2025, our remaining unfunded commitment to TVM was $2.2 million through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.
During the years ended December 31, 2025, 2024 and 2023, dividends received from PreAnalytix GmbH totaled $8.5 million, $3.6 million and $9.1 million, respectively. These dividends are a return on investment and therefore classified as cash flows from operating activities and included in other items, net including fair value changes in derivatives in the accompanying consolidated statements of cash flows.
As of December 31, 2025 and December 31, 2024, certain of our equity method investments were variable interest entities for which we were not the primary beneficiary, as we did not have the power to direct the activities that most significantly impact their economic performance. Accordingly, these investments were not consolidated. At December 31,
2025, two such investments had a total net carrying value of $12.8 million, of which $12.9 million, representing our maximum exposure to loss, included in other long-term assets and $0.1 million is included in other long-term liabilities in the accompanying consolidated balance sheet. At December 31, 2024, four such investments totaled $11.6 million, of which $11.8 million is included in other long-term assets and $0.2 million is included in other long-term liabilities in the accompanying consolidated balance sheet.
Non-Marketable Investments Not Accounted for Under the Equity Method
At December 31, 2025 and 2024, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $5.8 million and $4.3 million, respectively, which are included in other long-term assets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the consolidated statements of income during the period the change is identified. The changes in non-marketable investments not accounted for under the equity method for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024

Balance at beginning of year	$4,283	$4,435
Impairments	—	(250)
Cash investments in equity securities, net	929	342
Foreign currency translation adjustments	540	(244)
Balance at end of year	$5,752	$4,283
In 2024, an investment value declined following an observable change in price of the underlying investment. The impairments was recorded to other expense, net in the accompanying consolidated statements of income.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 138

Notes to the Consolidated Financial Statements
11. Goodwill and Intangible Assets
The following sets forth the intangible assets by major asset class as of December 31, 2025 and 2024:

(in thousands)	Weighted average life (in years)	2025		2024
		Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Patent and license rights	11.65	$92,497	($53,913)	$169,436	($125,465)
Developed technology	11.36	724,266	(458,999)	646,554	(414,699)
Customer base, trademarks, and non-compete agreements	13.70	148,649	(66,069)	180,887	(152,898)
Total amortized intangible assets	11.75	$965,412	($578,981)	$996,877	($693,062)
Unamortized intangible assets:
Goodwill		$2,700,658		$2,425,418
In 2025 and 2024, fully amortized intangible assets with a gross carrying amount of $223.5 million and $93.7 million, respectively, were retired.
The changes in intangible assets, net excluding goodwill for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024

Balance at beginning of year	$303,815	$526,821
Additions	6,122	3,496
Additions from acquisitions	134,518	—
Amortization	(70,341)	(84,869)
Disposals	(4)	—
Impairments	(977)	(135,274)
Foreign currency translation adjustments	13,298	(6,359)
Balance at end of year	$386,431	$303,815

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 139

Notes to the Consolidated Financial Statements
In 2024, $135.3 million of intangible assets were impaired in connection with the discontinuation of NeuMoDx.
Intangible additions for the year ended December 31, 2025 totaled $6.1 million, all of which was paid in the current year.
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
Amortization expense on intangible assets totaled approximately $70.3 million, $84.9 million and $93.8 million, respectively, for the years ended December 31, 2025, 2024 and 2023. Amortization of intangibles for the next five years for the years ended December 31 is expected to be approximately:

(in thousands)

2026	$67,750
2027	$62,802
2028	$59,671
2029	$31,883
2030	$23,874
The changes in goodwill for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024

Balance at beginning of year	$2,425,418	$2,475,732
Business combinations	187,931	—
Foreign currency translation adjustments	87,309	(50,314)
Balance at end of year	$2,700,658	$2,425,418
During 2025, the change in goodwill include the results from the acquisition of GNX Data Systems Ltd. (doing business as
Genoox) in May 2025 and Parse Biosciences in December 2025 and foreign currency translation adjustments from changes in the exchange rates of the euro, Swiss franc and Australian dollar. The changes in goodwill during 2024 resulted from the foreign currency translation adjustments from rate movements in the euro, Swiss franc and Australian dollar.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 140

Notes to the Consolidated Financial Statements
12. Leases
We have operating leases primarily for real estate. The leases generally have terms which range from one to 21 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31,
2025 and 2024, options to early terminate have not been recognized as part of the right-of-use assets and lease liabilities.
Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the years ended December 31, 2025 and 2024, amounts recorded as variable lease payments not included in the operating lease liability were not material.
When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments. All operating lease expense is recognized on a straight-line basis over the lease term. For the years ended December 31, 2025 and 2024, we recognized $28.3 million and $30.6 million in total lease costs, respectively.
Supplemental balance sheet and other information related to operating leases as of December 31, 2025 and 2024 are as follows:

(in thousands, except lease term and discount rate)	Location in consolidated balance sheet	2025	2024

Operating lease right-of-use assets	Other long-term assets	$153,144	$116,238

Current operating lease liabilities	Accrued and other current liabilities	$28,837	$24,335
Long-term operating lease liabilities	Other long-term liabilities	$129,107	$96,658

Weighted average remaining lease term		9.21 years	7.38 years
Weighted average discount rate		3.23%	3.31%
Supplemental disclosure related to operating leases for the years ended December 31, 2025 and 2024 is as follows:

(in thousands)	2025	2024

Cash paid for operating leases included in cash flows from operating activities	$31,741	$27,306
Operating lease right-of-use assets obtained in exchange for lease obligations	$45,462	$44,219

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 141

Notes to the Consolidated Financial Statements
Future operating lease payments as of December 31, 2025 are as follows:

Years ending December 31, (in thousands)

2026	$34,130
2027	30,234
2028	24,468
2029	17,407
2030	10,889
Thereafter	65,634
Total lease payments	182,762
Less: Imputed interest	(24,818)
Total	$157,944
As of December 31, 2025, we do not have any material operating lease that have not yet commenced. We had not entered into any material finance leases as of December 31, 2025 and 2024.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 142

Notes to the Consolidated Financial Statements
13. Accrued and Other Current Liabilities
Accrued and other current liabilities at December 31, 2025 and 2024 consist of the following:

(in thousands)	Notes	2025	2024

Payroll and related accruals		$103,851	$85,579
Deferred revenue	(4)	79,423	70,827
Other liabilities	(6)	73,365	82,671
Accrued expenses		57,343	51,673
Income taxes payable	(17)	39,717	24,946
Operating lease liabilities	(12)	28,837	24,335
Fair value of derivative instruments	(14)	20,173	13,753
Accrued contingent consideration and milestone payments	(15)	16,153	20,650
Accrued interest on long-term debt	(16)	13,796	10,554
Accrued royalties	(20)	6,113	5,098
Cash collateral	(14)	710	16,790
Total accrued and other current liabilities		$439,481	$406,876

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 143

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
As of December 31, 2025, cash collateral positions consisted of $0.7 million recorded in accrued and other current liabilities and $22.5 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2024, we had cash collateral positions consisting of $16.8 million recorded in accrued and other current liabilities and $3.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total of $331.1 million as described in Note 16 "Debt." Since then, all but one of the tranches was paid as described in Note 16 "Debt,"
and as of December 31, 2025, €14.5 million remains designated as a hedging instrument against a portion of our euro net investments in our foreign operations. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 16, and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. As further discussed in Note 16 "Debt," €51.5 million of the
2022 Schuldschein matured and repaid in July 2025 and as a result, €318.5 million remained designated as hedging instrument as of December 31, 2025. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2025 and 2024 is $54.2

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 144

Notes to the Consolidated Financial Statements
million and $10.7 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31,
2025 and 2024.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of December 31, 2025 and 2024, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of December 31, 2025, we expect approximately $2.5 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the hedged item.
We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In August 2025, we settled these cross-currency interest rate swaps at maturity. In September 2022, we entered into five cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. In November 2024, we settled these cross-currency interest rate swaps and as a result, reclassified
$5.4 million of derivative losses included in accumulated other comprehensive loss to income in other expense, net in the accompanying consolidated statement of income. In November 2024, we entered into eight new cross-currency interest rate swaps with various maturities through 2026 for a total notional amount of CHF 280.0 million which qualify for hedge accounting as cash flow hedges. In May 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through
2028 for a notional amount of CHF 70.0 million. In November 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2027 for a notional amount of CHF 70.0 million.
We determined that no ineffectiveness exists related to the remaining swaps. As of December 31, 2025 and 2024, interest receivables of $1.1 million and $3.2 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 145

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
The Call Options, for which our common stock was the underlying security, were derivative assets that required mark-to-
market accounting treatment. The Call Options were measured and reported at fair value on a recurring basis within Level
2 of the fair value hierarchy. The change in fair value was recognized immediately in our consolidated statements of income in other expense, net.
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
Because the terms of the cash convertible notes' embedded cash conversion option were substantially similar to those of the
Call Options, discussed above, we expected the effect on earnings from these two derivative instruments to mostly offset each other. In November 2024, the Cash Convertible Notes due 2024 were repaid at maturity, and the related Call
Options expired unexercised as described in Note 16, resulting in a $1.4 million gain recognized in other expense, net in the accompanying consolidated statement of income. In September 2023, the Cash Convertible Notes due 2023 and the
related Call Options have been settled as described in Note 16, and we recognized a gain of $0.9 million in other expense, net in the accompanying consolidated statement of income.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 146

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
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $488.5 million at December 31, 2025 and expire at various dates through October 2026. At December 31,
2024, these arrangements had an aggregate notional value of $645.7 million, which expired at various dates through July
2025. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net.
Fair Values of Derivative Instruments
The following tables summarize the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2025 and 2024. The current assets are included in prepaid expenses and other current assets and the current liabilities are included in accrued and other current liabilities in the accompanying consolidated balance sheets.
The long-term assets are included in other long-term assets and the long-term liabilities are included in other long-term liabilities in the accompanying consolidated balance sheets.

(in thousands)	2025		2024
	Current asset	Long-term asset	Current asset	Long-term asset

Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$—	$—	$17,843	$3,174

Undesignated derivative instruments
Foreign exchange forwards and options	2,448	—	5,761	—
Total derivative assets	$2,448	$—	$23,604	$3,174

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 147

Notes to the Consolidated Financial Statements

(in thousands)	2025		2024
	Current liability	Long-term liability	Current liability	Long-term liability

Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	($18,194)	($4,169)	$—	$—

Undesignated derivative instruments
Foreign exchange forwards and options	(1,978)	—	(13,752)	—
Total derivative liabilities	($20,172)	($4,169)	($13,752)	$—
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 148

Notes to the Consolidated Financial Statements
Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2025,
2024 and 2023:

(in thousands)	2025	2024	2023
	Other expense, net	Other expense, net	Other expense, net

Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	($6,650)	($739)	($5,711)

Gains (losses) on derivatives in cash flow hedges:
Interest rate contracts
Amount of gain (loss) reclassified from accumulated other comprehensive loss	$45,561	($24,689)	$66,600
Amounts excluded from effectiveness testing	—	—	—

Gains (losses) on derivatives not designated as hedging instruments:
Equity options	—	(39,759)	(182,011)
Cash convertible notes embedded cash conversion option	—	39,830	182,802
Foreign exchange forwards and options	12,844	(8,399)	(8,610)

Total gains (losses) on derivative instruments	$58,405	($33,017)	$58,781

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 149

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
own assumptions.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

(in thousands)	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents	$647,809	$—	$—	$647,809	$399,917	$—	$—	$399,917
Non-marketable equity securities	—	—	5,752	5,752	—	—	4,283	4,283
Foreign exchange forwards and options	—	2,448	—	2,448	—	5,761	—	5,761
Interest rate contracts - cash flow hedge	—	—	—	—	—	21,017	—	21,017
Total financial assets	$647,809	$2,448	$5,752	$656,009	$399,917	$26,778	$4,283	$430,978
Liabilities:
Foreign exchange forwards and options	$—	($1,978)	$—	($1,978)	$—	($13,752)	$—	($13,752)
Interest rate contracts - cash flow hedge	—	(22,363)	—	(22,363)	—	—	—	—
Contingent consideration	—	—	(22,753)	(22,753)	—	—	(20,650)	(20,650)
Total financial liabilities	$—	($24,341)	($22,753)	($47,094)	$—	($13,752)	($20,650)	($34,402)

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 150

Notes to the Consolidated Financial Statements
The carrying values of financial instruments, including cash, cash equivalents and short-term investments recorded at cost, accounts receivable, accounts payable and accrued other current liabilities, approximate their fair values due to their short-
term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of certain cash equivalents, which are classified in Level 1 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk, and derivative contracts to protect part of the net investments in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar, which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured as of the years ended December 31, 2025 and 2024 classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2025.
In determining fair value for Level 2 instruments, we apply a market approach using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The derivatives are not actively traded and were valued based on an option pricing model that used observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate and the implied volatility of our common shares.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the years ended December 31, 2025 and 2024.
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
(between 11.4% and 11.8%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 151

Notes to the Consolidated Financial Statements
The fair value of contingent consideration liabilities is based on internal forecasts and the weighted-average cost of capital derived from market data, which are considered Level 3 inputs. The following table summarizes the activity for the years ended December 31, 2025 and 2024:

(in thousands)	2025	2024

Balance at beginning of year	($20,650)	($18,359)
Additions from acquisitions	(18,003)	—
Changes in estimated fair value	4,100	(2,291)
Cash payments	11,800	—
Balance at end of year	($22,753)	($20,650)
As of December 31, 2025 and 2024, $16.2 million and $20.7 million, respectively, was accrued for contingent consideration and is included in accrued and other current liabilities in the accompanying consolidated balance sheets and
$6.6 million is included in other long-term liabilities in the accompanying consolidated balance sheets as of December 31,
2025 .
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
The fair values of the financial instruments are presented in Note 16 "Debt" and were determined as follows:
Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the
Convertible Notes due in 2027, 2031 and 2032.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the years ended December 31, 2025 and 2024 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 152

Notes to the Consolidated Financial Statements
16. Debt
At December 31, 2025 and 2024, total long-term debt, net of debt issuance costs of $12.8 million and $7.9 million, respectively, consists of the following:

(in thousands)	2025	2024

0.000% Senior Unsecured Convertible Notes due 2027	$26,000	$498,402
2.500% Senior Unsecured Convertible Notes due 2031	495,254	494,421
2.000% Senior Unsecured Convertible Notes due 2032	742,394	—
German Private Placement (2017 Schuldschein)	17,032	15,050
German Private Placement (2022 Schuldschein)	373,748	383,675
Total long-term debt	1,654,428	1,391,548
Less: Current portion	—	551,883 (1)
Long-term portion	$1,654,428	$839,665 (1)
(1) The December 31, 2024 balances for the current portion and long-term portion of debt have been revised to correct the classification of certain amounts. See Note 1.
The notes are all unsecured obligations that rank pari passu.
Repayments of long-term debt for the years ended December 31, 2025, 2024 and 2023 were at par and consisted of:

(in thousands)	2025	2024	2023

German Private Placement (2022 Schuldschein)	$60,167	$—	$—
German Private Placement (2017 Schuldschein)	—	101,536	—
0.000% Senior Unsecured Convertible Notes due 2027	474,000	—	—
1.000% Senior Unsecured Convertible Notes due 2024	—	500,000	—
0.500% Senior Unsecured Convertible Notes due 2023	—	—	400,000
Total repayment of long-term debt	$534,167	$601,536	$400,000

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 153

Notes to the Consolidated Financial Statements
The principal amount, carrying amount and fair values of long-term debt instruments as of December 31, 2025 and 2024 are summarized below:

(in thousands)	2025
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
				Amount	Leveling

Convertible Notes due 2027	$26,000	$—	$26,000	$23,844	Level 1
Convertible Notes due 2031	500,000	(4,746)	495,254	520,570	Level 1
Convertible Notes due 2032	750,000	(7,606)	742,394	762,600	Level 1
German Private Placement (2017 Schuldschein)	17,039	(7)	17,032	16,692	Level 2
German Private Placement (2022 Schuldschein)	374,234	(486)	373,748	366,130	Level 2
	$1,667,273	($12,845)	$1,654,428	$1,689,836

(in thousands)	2024
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
				Amount	Leveling

Convertible Notes due 2027	$500,000	($1,598)	$498,402	$475,835	Level 1
Convertible Notes due 2031	500,000	(5,579)	494,421	511,150	Level 1
German Private Placement (2017 Schuldschein)	15,069	(19)	15,050	14,560	Level 2
German Private Placement (2022 Schuldschein)	384,393	(718)	383,675	380,180	Level 2
	$1,399,462	($7,914)	$1,391,548	$1,381,725

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 154

Notes to the Consolidated Financial Statements
Future maturities of long-term debt stated at the carrying values as of December 31, 2025 are shown in the table below.
As described elsewhere in this Note 16, certain of our long-term debt instruments contain features which could require repayment or conversion earlier than their contractual maturity dates.

Years ending December 31, (in thousands)

2026	$—
2027	150,491
2028	—
2029	164,328
2030	—
Thereafter	1,339,609
$1,654,428
Interest expense on long-term debt was $33.6 million, $42.6 million and $52.4 million for the years ended December 31,
2025, 2024 and 2023, respectively.
Interest expense for the years ended December 31, 2025, 2024 and 2023 related to the 2032 Notes, 2031 Notes, 2027
Notes and cash convertible notes was comprised of the following:

(in thousands)	2025	2024	2023

Coupon interest	$18,104	$8,604	$4,169
Amortization of original issuance discount	—	16,075	27,341
Amortization of debt issuance costs	2,798	1,690	2,328
Total interest expense related to the convertible notes	$20,902	$26,369	$33,838

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 155

Notes to the Consolidated Financial Statements
Convertible Notes due 2032
On September 4, 2025, we issued 2.0% cash convertible notes in an aggregate principal amount of $750.0 million with a maturity date of September 4, 2032 (2032 Notes). The 2032 Notes carry interest of 2.0% per annum payable semi-
annually in arrears. The net proceeds of the 2032 Notes totaled $742.0 million, after debt issuance costs of $8.0 million.
Debt issuance costs are amortized to interest expense over the term of the 2032 Notes. The effective interest rate of the
2032 Notes is 2.16%.
The 2032 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of
3,094.3562 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.6338 per share, or 11.6 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note
18 "Equity," the adjusted conversion rate became 3,091.0563 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $64.7028. At conversion, we will settle the 2032 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2032 Notes may be redeemed at the option of each noteholder at their principal amount on September 4, 2030 or in connection with a change of control or delisting event.
The 2032 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 15, 2025 through March 3,
2032:
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
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 156

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
The noteholders may convert their notes at any time, without condition, during the period beginning on March 4, 2032 and ending on the 45th business day prior to September 4, 2032.
No contingent conversion conditions were triggered for the 2032 Notes as of December 31, 2025.
Convertible Notes due 2031
On September 10, 2024, we issued 2.500% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.500% per annum payable semi-
annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million.
Debt issuance costs are amortized to interest expense over the term of the 2031 Notes. The effective interest rate of the
2031 Notes is 2.68%.
The 2031 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of
3,124.3702 shares per $200,000 principal amount of notes (which represents an initial conversion price of $64.0129 per share or 7.8 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18
"Equity," the adjusted conversion rate became 3,136.9055 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $63.7571. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
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
2031:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 157

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
No contingent conversion conditions were triggered for the 2031 Notes as of December 31, 2025.
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
representing the fair value of a similar debt instrument that does not have an associated convertible feature; and
$54.1 million to the equity component, representing the conversion option, which did not meet the criteria for separate accounting as a derivative as it is indexed to our own stock. ASU 2020-06 was adopted on January 1, 2021, and this

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 158

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
On the December 17, 2025 put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining $26.0 million was reclassified to long-term debt.
The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of
2,477.65 shares per $200,000 principal amount of notes (which represented an initial conversion price of $80.7218 per share or 6.2 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18
"Equity," the adjusted conversion rate became 2,485.1914 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $80.4767. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
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
to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 159

Notes to the Consolidated Financial Statements
The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.
No contingent conversion conditions were triggered for the 2027 Notes as of December 31, 2025 or December 31,
2024.
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
euro-denominated tranches attributed to the net investment hedge as of December 31, 2025 totaled $0.9 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 160

Notes to the Consolidated Financial Statements
The following table shows the last remaining tranche of the 2017 Schuldschein as of December 31, 2025 and 2024:

			Carrying value (in thousands) as of December 31,
Notional amount	Interest rate	Maturity	2025	2024

€14.5 million	Fixed 1.61%	June 2027	$17,032	$15,050
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. In July 2025, we repaid $60.2 million for the €51.5 million tranche that matured. The 2022 Schuldschein consists of euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-
linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in
Note 14 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-
denominated tranches attributed to the net investment hedge as of December 31, 2025 totaled $53.3 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 161

Notes to the Consolidated Financial Statements
A summary of the tranches is as follows:

			Carrying value (in thousands) as of December 31,
Notional amount	Interest rate	Maturity	2025	2024

€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$—	$53,481
€62.0 million	Fixed 2.741%	July 2027	72,814	64,323
€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	34,645	30,605
€37.0 million	Fixed 3.044%	July 2029	43,430	38,371
€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	120,898	106,818
€9.5 million	Fixed 3.386%	July 2032	11,146	9,849
€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,800	7,776
€70.0 million	Fixed 3.04%	August 2035	82,015	72,452
			$373,748	$383,675
Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2025 total €413.0 million (approximately $485.3 million).
This includes a €400.0 million syndicated revolving credit facility expiring December 2030 (with one additional annual extension option) and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR, offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. Commitment fees of
$0.9 million and $0.8 million were paid for years ended December 31, 2025 and 2024, respectively. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at December 31, 2025. The revolving credit facility is for general corporate purposes and no amounts were utilized at December 31, 2025. Of the €13.0 million facilities, €8.2 million is used for bank guarantees and letters of credit at December 31, 2025.
17. Income Taxes
We adopted ASU 2023-09: Income Taxes (Topic 740) - Improvements to Income Tax Disclosures on the effective date of
January 1, 2025 and applied the amendments on a prospective basis. Accordingly, the expanded tables below for the

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 162

Notes to the Consolidated Financial Statements
reconciliation of the effective tax rate and cash paid for income taxes is for the 2025 year only. The information for the
2024 and 2023 years is included as previously disclosed.
Income before income tax expense for the years ended December 31, 2025, 2024 and 2023 consisted of:

(in thousands)	2025	2024	2023

Pretax (loss) income in the Netherlands	($731)	$20,624	$63,676
Pretax income from foreign operations	490,996	100,523	366,133
Total income before income tax expense	$490,265	$121,147	$429,809
Income tax expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023

Current:
The Netherlands	$1,750	$14,347	$11,393
Foreign	83,702	46,250	66,382
	85,452	60,597	77,775
Deferred:
The Netherlands	342	9,137	(5,535)
Foreign	(20,409)	(32,178)	16,266
	(20,067)	(23,041)	10,731
Total income tax expense	$65,385	$37,556	$88,506
The Netherlands' statutory income tax rate, the income tax rate of our country of domicile, was 25.8% for the years ended
December 31, 2025, 2024 and 2023. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile.
The principal items comprising the differences between income taxes computed at the Netherlands' statutory tax rate and our effective tax rate for the year ended December 31, 2025 are as follows:

		2025
(in thousands)	Amount	Percent

The Netherlands' income tax at statutory rate	$126,488	25.8%
State and local income taxes, net of national income tax effect(1)	—	—

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 163

Notes to the Consolidated Financial Statements

		2025
(in thousands)	Amount	Percent

Foreign tax effects
United States
Statutory tax rate difference between United States and Netherlands	(11,146)	(2.3)
Worthless stock deduction(2)	(29,003)	(5.9)
Nontaxable or nondeductible items	(1,916)	(0.4)
Other	(730)	(0.1)
Germany
Statutory tax rate difference between Germany and the Netherlands	(1,150)	(0.2)
Trade tax benefit	(12,760)	(2.6)
Change in tax rates	(4,339)	(0.9)
Nontaxable or nondeductible items	1,527	0.3
Other	(1,115)	(0.2)
Poland
Statutory tax rate difference between Poland and the Netherlands	(4,118)	(0.8)
Nontaxable or nondeductible items	(11,441)	(2.3)
Pillar Two	7,744	1.6
Other	(416)	(0.1)
United Arab Emirates
Statutory tax rate difference between UAE and the Netherlands	(15,752)	(3.2)
Other foreign jurisdictions	618	0.1
Effect of changes in tax laws or rates enacted in the current period	—	0.0
Effect of cross-border tax laws	—	0.0
Tax credits	—	0.0
Changes in valuation allowances	(3,464)	(0.7)

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 164

Notes to the Consolidated Financial Statements

		2025
(in thousands)	Amount	Percent

Nontaxable or nondeductible items
Nondeductible expenses	1,668	0.3%
Withholding tax	3,624	0.7
Changes in unrecognized tax benefits	21,717	4.4
Other adjustments	(652)	(0.1)
Effective tax	$65,385	13.3%
(1)The Netherlands has no municipal taxes.
(2)During the third quarter of 2025, the Company recognized a worthless stock deduction under Internal Revenue Code Section 165(g)(3) upon liquidation of the U.S. subsidiary, NeuMoDx Molecular, Inc.
The principal items comprising the differences between income taxes computed at the Netherlands' statutory income tax rate and our effective tax rate for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, are as follows:

	2024	2023

The Netherlands' statutory income tax rate	25.8%	25.8%
Taxation of foreign operations, net(1)	(13.5)	(7.6)
Unrecognized tax benefits(2)	15.9	3.1
Share-based compensation	2.8	(0.3)
Prior year taxes	1.2	0.3
Government incentives(3)	(2.8)	(1.0)
Changes in tax laws and rates	(0.2)	0.2
Tax impact from nondeductible items	1.2	1.3
Valuation allowance	(0.8)	(1.8)
Other items, net	1.4	0.6
Effective tax rate	31.0%	20.6%
(1)Our effective tax rate reflects our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands’ statutory income tax rate as well as the benefit of some income being partially exempt from income taxes. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Partial tax exemptions exist on foreign income primarily derived from

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 165

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
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the
Netherlands, Germany and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout various jurisdictions. Tax years in the Netherlands are potentially open back to 2013 for income tax examinations by the Netherlands taxing authority.
The German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination covering the 2017 to 2019 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ended December 31, 2022 through the current period. In late 2023, the U.S. Internal Revenue Service commenced a U.S. federal income tax examination for the periods 2014 to 2020. The examination was triggered by our 5-year net operating loss carryback under the CARES Act.
Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by taxing authorities for years before 2021.
Changes in the amount of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023

Balance at beginning of year	$108,927	$95,558	$79,283
Additions based on tax positions related to the current year	8,990	9,447	9,632
Additions for tax positions of prior years	21,022	10,402	7,839
Decrease for tax position of prior years	(8,834)	(271)	(3,832)
Decrease related to settlements	—	(439)	(119)
Increase (decrease) from currency translation	13,481	(5,770)	2,755
Balance at end of year	$143,586	$108,927	$95,558
At December 31, 2025 and 2024, our net unrecognized tax benefits totaled approximately $143.6 million and
$108.9 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period.
However, various events could cause our current expectations to change in the future. The above unrecognized tax

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 166

Notes to the Consolidated Financial Statements
benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of income tax expense.
Our policy is to recognize interest accrued related to income taxes in interest expense and penalties within income tax expense. For the years ending December 31, 2025, 2024 and 2023, we recognized expense for interest and penalties of
$2.0 million, $0.8 million and income of $0.4 million, respectively. At December 31, 2025 and 2024, we have accrued interest and penalties of $5.9 million and $3.9 million, respectively, which are not included in the table above.
At December 31, 2025 and 2024, in the consolidated balance sheets, we have recorded deferred tax assets of
$69.0 million and $70.1 million, respectively, in other long-term assets and deferred tax liabilities of $26.6 million and
$22.7 million, respectively, in other long-term liabilities. The components of the net deferred tax assets at December 31,
2025 and 2024 are as follows:

(in thousands)	2025	2024

Deferred tax assets:
Net operating loss and tax credit carryforwards	$76,802	$33,875
Intangible assets	42,091	47,409
Accrued and other liabilities	24,582	27,746
Share-based compensation	13,091	15,899
Other	22,070	19,349
Total deferred tax assets before valuation allowance	178,636	144,278
Valuation allowance	(8,364)	(10,894)
Total deferred tax assets, after valuation allowance	$170,272	$133,384

Deferred tax liabilities:
Intangible assets	($44,451)	($41,386)
Property, plant and equipment	(75,390)	(38,900)
Other	(8,010)	(5,726)
Total deferred tax liabilities	($127,851)	($86,012)

Deferred tax assets, net	$42,421	$47,372

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 167

Notes to the Consolidated Financial Statements
Before considering the impact of unrecognized tax benefits, at December 31, 2025, we had $558.3 million in total net operating loss (NOL) carryforwards which included $401.7 million for Germany, $59.4 million for the U.S., $20.9 million for the U.K., $19.0 million for the Netherlands and $57.3 million for other foreign jurisdictions. The NOL carryforwards in the U.S., Germany, the Netherlands and the U.K. carryforward indefinitely. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code which limits the amount that can be used each year. NOL carryforwards of $24.7 million in other foreign jurisdictions expire between 2026 and 2030 while the remainder can be carried forward indefinitely. At December 31, 2025, tax credits total $7.2 million and expire between
2034 and 2044.
As of December 31, 2025, the valuation allowance principally relates to net operating loss carryforwards. A deferred tax asset can only be recognized to the extent it is "more likely than not" that the assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.
The changes in the valuation allowance for the years ended December 31, 2025, 2024 and 2023 were as follows:

(in thousands)	2025	2024	2023

Balance at beginning of year	($10,894)	($13,214)	($21,265)
Additions charged to income tax expense	(1,380)	(405)	(2,015)
Deductions charged to income tax expense	4,844	1,383	9,719
Currency translation	(934)	1,342	347
Balance at end of year	($8,364)	($10,894)	($13,214)
As of December 31, 2025, a deferred tax liability has not been recognized for residual income taxes in the Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $15.0 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability of $0.7 million for both
December 31, 2025 and 2024.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 168

Notes to the Consolidated Financial Statements
Income Taxes Paid
The following table details the amount and jurisdictions of tax payments (refunds), net of refunds, received for the year ended December 31, 2025. For the years ended December 31, 2024 and 2023, income taxes paid totaled $15.7 million and $82.4 million, respectively.

(in thousands)	2025

The Netherlands	$5,660
Foreign:
United States	6,308
Germany	(6,272)
Spain	(1,975)
United Kingdom	(4,198)
Switzerland	4,895
France	2,533
Turkey	2,079
Italy	1,507
Sweden	1,467
Other jurisdictions	5,261
Total foreign income taxes paid	11,605

Total income taxes paid	$17,266

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 169

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
Dividend Declaration
On June 26, 2025 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.25 per common share with a record and ex-date of July 2, 2025. On July 10, 2025, a total of $54.2 million in cash dividends were paid to our shareholders.
2026 Synthetic Share Repurchase
In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to
EUR 1.96 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 20 existing common shares with a nominal value of EUR 1.96 each were consolidated into 19 new common shares with a nominal value of EUR 2.07 each. The third amendment was a reduction of the nominal value per common share from EUR 2.07 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $496.7 million was returned to shareholders through the transaction which reduced the total number of outstanding shares by 10.9 million, or 5.0%, to 206.8 million shares outstanding as of January 8, 2026. Consequently, the conversion rates for convertible notes were updated as disclosed in Note 16 "Debt."
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
shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 170

Notes to the Consolidated Financial Statements
share buyback, $280.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.2 million, or 2.8%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity during 2025.
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
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2025 and 2024:

(in thousands)	2025	2024

Net unrealized loss on hedging contracts, net of tax	($51,745)	($9,818)
Net unrealized gain on pension, net of tax	401	282
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2025 and 2024	(33,415)	(33,962)
Foreign currency translation adjustments	(292,550)	(431,041)
Accumulated other comprehensive loss	($377,309)	($474,539)

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 171

Notes to the Consolidated Financial Statements
19. Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.
The following schedule summarizes the information used to compute earnings per common share for the years ended
December 31, 2025, 2024 and 2023:

(in thousands, except per share data)	2025	2024	2023

Net income	$424,880	$83,591	$341,303

Weighted average number of common shares used to compute basic earnings per common share	217,219	222,619	228,146
Dilutive effect of outstanding stock options and restricted stock units	1,661	2,098	2,473
Weighted average number of common shares used to compute diluted earnings per common share	218,880	224,717	230,619

Outstanding stock options and awards having no dilutive effect, not included in above calculation	50	26	1
Outstanding warrants having no dilutive effect, not included in above calculation	—	9,531	17,562

Basic earnings per common share	$1.96	$0.38	$1.50
Diluted earnings per common share	$1.94	$0.37	$1.48
For purposes of considering the 2027 Notes, 2031 Notes and the 2032 Notes, as discussed further in Note 16 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes, 2031 Notes and the 2032 Notes were out of the money and anti-dilutive during the period from January 1, 2023 through December 31, 2025, they were excluded from the diluted earnings per common share calculations in 2023, 2024 and 2025.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 172

Notes to the Consolidated Financial Statements
20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $6.1 million and $5.1 million at December 31, 2025 and 2024, respectively. Royalty expense relating to these agreements amounted to $15.4 million for the year ended December 31, 2025 and $13.9 million for the years ended December 31, 2024 and 2023.
Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2025, we had commitments to purchase goods or services and to make future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments

2026	$78,587	$1,933
2027	42,675	1,986
2028	22,500	1,844
2029	3,465	1,852
2030	1,506	1,881
Thereafter	—	9,029
	$148,733	$18,525
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments total $71.9 million may be triggered through the end of 2027. Based on the current estimate of potential milestone payments, $16.2 million is included in accrued and other current liabilities and $6.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2025. Refer to Note 15 "Financial Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 173

Notes to the Consolidated Financial Statements
Employment Agreements
Certain of our employment contracts contain provisions which guarantee payments in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At
December 31, 2025, the commitment under these agreements totaled $10.5 million.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. The changes in the carrying amount of warranty obligations for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024

Balance at beginning of year	$2,810	$3,944
Provision charged to cost of sales	3,383	2,675
Usage	(3,099)	(2,643)
Adjustments to previously provided warranties, net	(26)	(1,016)
Currency translation	159	(150)
Balance at end of year	$3,227	$2,810
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2025, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against
QIAGEN N.V. or its subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. We are not party to any material legal proceeding as of the date of this report.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 174

Notes to the Consolidated Financial Statements
Patent Litigation
Labcorp (as successor to ArcherDX)
In 2018, ArcherDX (succeeded in the litigation by Laboratory Corporation of America Holdings and Labcorp Genetics, Inc.
(Labcorp)) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and remained accrued as of December 31, 2024 in other long-term liabilities in the accompanying consolidated balance sheet. In the third quarter of 2025, the Court of Appeals for the Federal Circuit reversed the decision of infringement of the District Court of Delaware, vacated the $4.7 million damages award and granted judgment as a matter of law of non-infringement in favor of QIAGEN. The plaintiffs did not file any motion opposing this decision before the deadline and the matter is now closed. Accordingly, the $4.7 million accrual was reversed to restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2025.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 175

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
Refer to Note 4 "Revenue" for disaggregation of revenue based on product type and product category.
We generate revenue from a diverse customer base. For the years ended December 31, 2025, 2024 and 2023, no single external customer accounted for 10% or more of the Company’s total consolidated revenue.
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
•Investment in Research and Development: Determining the appropriate level of funding for research and development initiatives to drive innovation and maintain the Company's competitive edge.
•Market Expansion: Assessing the financial viability of entering new markets or expanding in existing ones to foster growth.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 176

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
and the associated adjusted operating income and margin.
The following table presents selected financial information with respect to the Company’s single operating segment for the years ended December 31, 2025, 2024 and 2023:

(in thousands)	2025	2024	2023

Net sales	$2,089,999	$1,978,214	$1,965,311
Cost of sales:
Adjusted cost of sales	702,988	653,403	659,001
Other cost of sales (1)	87,516	357,461	72,622
Total cost of sales	790,504	1,010,864	731,623
Gross profit	1,299,495	967,350	1,233,688
Operating expenses:
Adjusted operating expenses	771,185	757,855	777,677
Other operating costs (1)	62,459	111,784	46,073
Total operating expenses	833,644	869,639	823,750
Income from operations	465,851	97,711	409,938
Total other income, net	24,414	23,436	19,871
Income before income tax expense	490,265	121,147	429,809
Income tax expense	65,385	37,556	88,506
Net income	$424,880	$83,591	$341,303
(1)Other costs include amortization of intangible assets acquired in business combinations and costs related to acquisitions, restructuring and integrations.
The CODM does not review assets in evaluating results and therefore, such information is not presented for segment reporting. See the consolidated financial statements for other financial information regarding the Company’s operating segment.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 177

Notes to the Consolidated Financial Statements
Geographical Information
Net sales are attributed to countries based on the location of the customer. Intercompany sales are excluded from consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $23.7 million, $20.9 million and $20.3 million for the years ended 2025, 2024 and 2023, respectively, and these amounts are included in the line item Europe, Middle East and
Africa in the table below.
Net sales by geographical location for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023

Americas:
United States	$998,448	$942,009	$935,281
Other Americas	88,065	89,557	84,774
Total Americas	1,086,513	1,031,566	1,020,055
Europe, Middle East and Africa	712,759	648,494	624,573
Asia Pacific, Japan and Rest of World	290,727	298,154	320,683
Total net sales	$2,089,999	$1,978,214	$1,965,311

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 178

Notes to the Consolidated Financial Statements
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $1.0 million and $0.7 million as of December 31, 2025 and 2024, respectively.
Long-lived assets by geographical location as of December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024

Americas:
United States	$153,956	$143,894
Other Americas	2,608	2,122
Total Americas	156,564	146,016
Europe, Middle East and Africa:
Germany	670,947	526,251
Other Europe, Middle East and Africa	80,940	64,714
Total Europe, Middle East and Africa	751,887	590,965
Asia Pacific, Japan and Rest of World	15,497	16,630
Total long-lived assets	$923,948	$753,611
Accounting Policies
The accounting policies used to prepare segment information are consistent with those used in the preparation of the
Company’s consolidated financial statements in accordance with U.S. GAAP.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 179

Notes to the Consolidated Financial Statements
22. Share-Based Compensation
The QIAGEN N.V. 2023 Stock Plan (the 2023 Plan) was approved at the June 2023 Annual General Meeting. We adopted the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2014 Plan expired in May 2024. At
December 31, 2025, we had approximately 11.4 million common shares reserved and available for issuance under the
2014 and 2023 Plans.
The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to three years, with previous grants through 2020 having terms of five years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. We issue Treasury Shares upon the vesting of stock-based awards.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 180

Notes to the Consolidated Financial Statements
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0%. At
December 31, 2025, there was $65.2 million remaining in unrecognized compensation cost net of estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.38 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2025, 2024 and 2023 was
$41.69, $42.88 and $44.37, respectively. The total fair value of stock units that vested during the years ended
December 31, 2025, 2024 and 2023 was $60.7 million, $74.1 million and $39.4 million, respectively.
A summary of stock units as of December 31, 2025 and changes during the year are presented below.

Stock units	Number of stock units (in thousands)	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2025	3,606
Granted	1,156
Vested	(1,466)
Forfeited	(210)
Outstanding at December 31, 2025	3,086	1.38	$138,776
Vested and expected to vest at December 31, 2025	2,819	1.33	$126,778
We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 181

Notes to the Consolidated Financial Statements
Compensation Expense
Share-based compensation expense before income taxes for the years ended December 31, 2025, 2024 and 2023 totaled approximately $50.4 million, $43.6 million and $47.1 million, respectively, as shown in the table below.

(in thousands)	2025	2024	2023

Cost of sales	$6,044	$4,317	$3,296
Research and development	8,246	6,691	7,484
Sales and marketing	13,119	12,122	14,495
General and administrative	22,991	20,497	21,825
Share-based compensation expense	50,400	43,627	47,100
Less: Income tax benefit(1)	10,910	10,394	11,035
Share-based compensation expense, after tax	$39,490	$33,233	$36,065
(1)Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $1.3 million for the year ended December 31, 2023. There were zero excess tax benefits realized for the years ended December 31, 2025 and 2024.
The variability in share-based compensation expense primarily reflects the impact from performance achievement levels and forfeitures.
23. Employee Benefits
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code and covers substantially all U.S. employees.
Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue
Service. This plan includes a provision for us to match a portion of employee contributions. Total expenses under the
401(k) plans were $3.7 million, $4.1 million and $4.5 million for each of the years ended December 31, 2025, 2024 and 2023, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.1 million for each of the years ended December 31, 2025, 2024 and 2023.
We have eight defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany,
France, Italy, Japan, Poland, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 182

Notes to the Consolidated Financial Statements
employees’ employment period are based on the individuals’ salaries, adjusted for inflation. All defined benefit plans are unfunded. The liability under the defined benefit plans totaled $9.2 million and $8.4 million as of December 31, 2025 and 2024, respectively, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.
24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest as summarized in the table below.
Net sales to related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023

Net sales	$2,061	$3,073	$9,039
As of December 31, 2025 and 2024, balances with related parties are as follows:

(in thousands)	2025	2024

Accounts receivable	$1,978	$1,848
Accounts payable	$608	$872
Accrued and other current liabilities	$2,376	$1,367
25. Subsequent Event
In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as discussed in Note 18 "Equity."

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 183

Appendices

184	Articles of Association
196	Principal Accountant Fees and Services
197	Taxation
203	Government Regulations
216	Exchange Controls
217	Documents on Display
218	Controls and Procedures
220	Disclosure under Section 219 of ITRA
221	Reference Table Form 20-F

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 184

Articles of Association
We are a public company with limited liability (naamloze vennootschap)
incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on January 7,
2026, and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code 2025 (the Dutch
Code), which contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the
Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for sustainable long-term value creation, risk control, effective management and supervision, remuneration and the relationships with Shareholders, including the General Meeting, and other stakeholders. A listed company should either comply or, if not, explain in its management report why, and to what extent, it does not comply with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.
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
Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of service of the
Managing Directors within the scope of the remuneration policy. The current remuneration policy of the Managing Board was adopted in our Annual
General Meeting on June 26, 2025.
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
by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on the matter.
According to the Dutch Code, any conflict of interest between the Company

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 185

Articles of Association
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
investments.
Liability of Managing Directors and Supervisory Directors
Under Dutch law, as a general rule, Managing Directors and Supervisory
Directors are not liable for obligations we incur. Under certain circumstances,

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 186

Articles of Association
however, they may become liable, either toward QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.
Liability toward QIAGEN
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
Tort Liability
Under Dutch law, there can be liability if one has committed a tort
(onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care toward a third party is generally considered to be tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing Director or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing Directors or Supervisory Directors.
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
Common Shares
Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in our shareholders' register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 187

Articles of Association
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
the voting rights in our interests and the interests of our stakeholders.
The board of SPAQ shall consist of at least two directors. Upon incorporation of
SPAQ, two members were appointed to the board of SPAQ who resigned in

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 188

Articles of Association
2019. In December 2019, two new members were appointed. After serving on the board of SPAQ for four years, at the end of 2025, each of these board members were reappointed for an additional two year term. The board of
SPAQ may appoint additional members to the board. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.
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
On June 26, 2025, the General Meeting resolved to grant the authority to restrict or exclude pre-emptive rights until December 26, 2026. However, the
General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 10%
of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2024.
Acquisition of Our Own Shares
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles of Association, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles of Association, and (ii) we and our subsidiaries would not thereafter hold shares with an

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 189

Articles of Association
aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory
Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted the authority to effect such acquisitions to the Managing Board. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 26, 2025, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may, for the 18-month period beginning June 26,
2025, until December 26, 2026, cause us to acquire shares in our own share capital, up to 10% of the Company's issued share capital on the date of the acquisition and provided that the Company or any subsidiary shall not hold more than 10% of the Company's issued share capital at any time, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the
New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Financing Preference shares, against a price between one euro cent (euro
0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association.
Synthetic share repurchase
During the Annual General Meeting held on June 26, 2025, the General
Meeting approved a proposal to allow the Managing Board, subject to the approval of the Supervisory Board, to, during a period of 18 months from the date of the Annual General Meeting, i.e., until December 26, 2026, adjust the
Company's capital structure and to repay capital to our shareholders via a synthetic share repurchase within predetermined boundaries. The key consequences of such a synthetic share repurchase included: (i) an amount to be determined by the Managing Board, subject to the approval of the
Supervisory Board, of up to a maximum $500 million would be paid to our shareholders as a capital repayment, and (ii) the number of outstanding
Common Shares would at least be decreased by a number of Common Shares approximately equal to the number of Common Shares that the Company, theoretically, could have repurchased for the aggregate amount repaid to our shareholders.
For more information on the synthetic share repurchase, refer to the explanatory notes to agenda Item 15 in the proxy statement relating to the Annual General
Meeting of June 26, 2025 as well as our press release of December 18, 2025.
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
Financial Year, Annual Accounts and Independent Registered
Public Accounting Firm
Our financial year coincides with the calendar year. Dutch law requires that within four months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our financial statements for such year prepared under International Financial

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 190

Articles of Association
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
Distributions as described above are payable as from a date to be determined by the Supervisory Board. Distributions will be made payable at an address or addresses in the Netherlands, to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 191

Articles of Association
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
Except for resolutions to be adopted by the meeting of holders of Preference
Shares, our Articles of Association do not allow the adoption of shareholder resolutions by written consent (or otherwise without holding a meeting).

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 192

Articles of Association
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
investigators conclude that there has been mismanagement, the shareholders can request the Enterprise Chamber to order certain measures such as a suspension or annulment of resolutions.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 193

Articles of Association
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
the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%,
60%, 75% and 95%. The notifications should be made electronically through the notification system of the AFM.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 194

Articles of Association
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
share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 195

Articles of Association
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
such notification - but only to the extent there is an overlap with the notification obligations under the Market Abuse Regulation - is sufficient for the purposes of the Market Abuse Regulation as described in this paragraph.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 196

Principal Accountant Fees and Services
Audit Committee Pre-Approval Policies and Procedures
For the year ended December 31, 2025, our independent registered public accounting firm is EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft,
Cologne, Germany, Auditor Firm ID: 1251.
For the year ended December 31, 2024, our independent registered public accounting firm was KPMG AG Wirtschaftsprüfungsgesellschaft, Düsseldorf,
Germany, Auditor Firm ID: 1021.
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
Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2025	2024

Audit fees	$3.0	$2.9
Audit-related fees	0.2	0.6
Tax fees	0.1	0.1
All other fees	—	—
Total	$3.3	$3.6
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the auditor can provide, and include the review of documents filed with the U.S. Securities and
Exchange Commission.
Audit-related fees consist of fees and expenses for services that are related to the performance of the audit or review of QIAGEN’s financial statements and are not reported under audit fees. These fees primarily relate to providing assurance on sustainability reporting and consultations concerning financial accounting of capital market transactions and reporting standards.
Tax fees include fees and expenses billed for tax compliance, tax planning and tax advice services.
All other fees include fees and expenses billed for services, other than those described above, as approved by the Audit Committee and as permitted by the
Sarbanes-Oxley Act of 2002.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 197

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
Specific for U.S. Shareholders
The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot benefit from the Dutch domestic exemption (as explained above), withholding tax on dividends may still be reduced to 5% or 0% if the recipient

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 198

Taxation
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
A non-resident Shareholder that holds a substantial interest in our share capital may be eligible for an exemption or a reduction of Netherlands income tax or corporate income tax under a tax convention.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 199

Taxation
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
investment in our Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing our Common Shares.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 200

Taxation
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
“dividend” may be lower for U.S. federal income tax purposes than it is for
Netherlands tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 201

Taxation
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
Passive Foreign Investment Company Status
We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75%
or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally include assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value)
of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation and as if it had received directly its proportionate share of the income of such other corporation
(the “look-through rule”). The effect of the look-through rule with respect to
QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2023, December 31, 2024 and December
31, 2025 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.
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
of Common Shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Common Shares. If we are treated as a PFIC with respect to a

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 202

Taxation
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
before such report is filed. U.S. Holders (including entities) should consult their own tax advisors regarding their reporting obligations and the possible application of such reporting obligations to the holding of Common Shares.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 203

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
The IVD Directive has been replaced by the In Vitro Diagnostic Device
Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and fully implemented as of May 26, 2022. Unlike the IVD Directive, the IVDR has
binding legal force throughout every Member State. The major goal of the IVDR was to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVDs are subject to additional legal requirements. Among other things, the IVDR introduced a new risk-based classification system and requirements for conformity assessments. Under subsequent amendments of IVDR, IVDs already certified under the IVD Directive by a Notified Body may remain on the market until December 31, 2027, and
IVDs certified under the IVD Directive without the involvement of a Notified
Body may be placed on the market up to December 31, 2027 (IVDR class D
IVDs), December 31, 2028 (IVDR class C IVDs) and December 31, 2029 (IVDR class B and class A sterile IVDs). The deadline for IVDR Class A in vitro diagnostic devices remained as May 26, 2022. The sell-off date was removed in subsequent amendments to the IVDR. As a result, there is no longer a limit for making available IVD products or putting into service IVD instruments that have been placed on the market according to these dates. IVD instruments that were placed on the market under the IVD Directive may remain indefinitely until decommission, if properly maintained. Nonetheless, manufacturers of devices certified under the IVD Directive without the involvement of a Notified Body must comply with specific requirements in the IVDR according to the timelines established, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR’s conformity assessment procedures. Under the IVD Directive the majority of QIAGEN products were classified as non-listed Annex II devices
(i.e., self-certified without the involvement of a Notified Body), while under the
IVDR most of QIAGEN products will require the involvement of a Notified Body, and those that are in the highest risk class (IVDR class D) will have to be tested by a designated EU Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports.
The EC has designated thirteen (13) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN’s Notified Bodies, TÜV
Rheinland LGA Products GmbH (NB0197) and BSI Group The Netherlands B.V.
(NB 2797). MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. In December 2023, the European Commission
adopted Implementing Regulation (EU) 2023/2713 designating five EU
Reference Laboratories covering the following types of high risk, class D IVDs:
hepatitis and retroviruses; herpesviruses; bacterial agents; respiratory viruses that cause life-threatening diseases. The designated EU Reference Laboratories are responsible for verifying performance of IVDs in accordance with common specifications, batch testing of IVDR class D IVDs, collaborating with Notified
Bodies to develop best practices for IVD conformity assessments, and providing

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 204

Government Regulations
scientific and technical assistance on the implementation of the IVDR. Most recently, on December 6, 2025, the European Commission released a proposal to amend the IVDR with the goal of simplifying the applicable rules, reducing the administrative burden on manufacturers, and enhancing the predictability and cost-effectiveness of the certification procedure while maintaining a high level of public health protections for EU patients and consumers.
IVDR defines an In-House Device (IHD) as a device that is manufactured and used only within a Health Institution established in the Union and that meets all conditions set in Article 5(5) of such regulation. QIAGEN cannot design, manufacture or use IHDs. However, Health Institutions can lawfully use
QIAGEN's products, such as those for non-clinical applications, IVDs, enzymes, or oligos, to create their own IHD workflows according to Article 5(5)
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
A subset of products intended for non-clinical use are those that are sold for research purposes in the European Union territory and are therefore labeled
“For Research Use Only” (RUO). Other products intended for non-clinical use, are referred by QIAGEN to as “for molecular biology applications” or more recently directly as “for non-clinical applications” (mainly instruments).
QIAGEN acknowledges that products intended for non-clinical use can be lawfully used by Health Institutions to develop IHDs in accordance with Article
5(5) of the IVDR. QIAGEN does not promote any of its products for non-clinical applications for use in IHDs or assist in the development of such IHDs for IVD purposes. Nonetheless, QIAGEN may participate in creating a workflow for non-clinical applications. The Laboratory, at its sole discretion and responsibility, may later decide to transition this into an IHD workflow, adhering to the restrictions outlined in Article 5(5) of the IVDR.
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
The EU AI Act was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act entered into force on August 1, 2024, and will be effective from August 2, 2026. QIAGEN devices implementing AI will be subject to this regulation.
United Kingdom
The U.K.’s withdrawal from the EU has major ramifications for IVD manufacturers. Among other things, companies now have to follow new procedures that apply in the U.K., including appointment of a U.K. Responsible

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 205

Government Regulations
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
Other tests, known as laboratory developed tests (LDTs), which are IVDs that are designed, manufactured and used within a single, CLIA-certified, clinical laboratory that meets applicable requirements to perform high-complexity testing, were historically subject to enforcement discretion and not actively regulated by the FDA. However, as LDTs have increased in complexity, the FDA took a risk-based approach to their regulation, while Congress also signaled interest in clarifying the regulatory landscape for LDTs as stakeholders across the spectrum expressed a need for regulatory certainty and clear operating guidelines. Following several years of inaction by Congress on this issue, in
May 2025 the FDA issued a final rule to regulate LDTs under the medical device framework and to phase out the longstanding enforcement discretion policy; the final rule became effective on July 5, 2024 and was expected to begin entering into force against non-exempt “LDT manufacturers” in May
2025.
Following issuance of the LDT final rule, the American Clinical Laboratory
Association (ACLA) and one of its members, as well as the Association for
Molecular Pathology (AMP) and one of its members, filed complaints against the FDA in the Eastern District of Texas and the Southern District of Texas,
respectively. Both complaints alleged that the agency did not have authority to promulgate the LDT final rule and sought to vacate the FDA’s action; the two cases were subsequently consolidated into a single action. On March 31,
2025, the US District Court for the Eastern District of Texas vacated the final rule in its entirety and remanded the matter to the FDA, holding that the rule exceeded the agency’s authority under the Federal Food, Drug, and Cosmetic
Act. The agency did not appeal the district court’s decision. As a result, the phase-in deadlines established by the rule are no longer operative, and in
September 2025 the FDA implemented the court’s vacatur of the final rule with a formal public notice.
The ACLA vs. FDA court’s decision removes the regulatory burden that the final rule would have imposed on clinical laboratories had it been upheld. However, uncertainty remains regarding the future of federal oversight in this area, as
Congress could enact new legislation establishing a statutory framework for regulating all IVDs, including LDTs. Affected stakeholders continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS.
QIAGEN cannot design, manufacture or use LDTs. However, laboratories can lawfully use QIAGEN's products, such as those for non-clinical applications,
IVDs, enzymes, or oligos, to create their own LDT workflows.
Medical devices, including IVDs, are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably assure their safety and effectiveness. Class I devices are generally exempt from

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 206

Government Regulations
premarket review and are subject to general controls, including adherence to the FDA’s Quality System Regulation (QSR), which describes device-specific current good manufacturing practices and was recently replaced with the
Quality Management System Regulation (QMSR), described below, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are generally subject to premarket notification (or 510(k) clearance), general controls and special controls, including performance standards, post-market surveillance, patient registries or FDA guidance documents describing device-specific special controls. Class III devices are subject to most of the previously identified requirements as well as to premarket approval (PMA). The payment of a user fee, which is typically adjusted annually, to the FDA is usually required upon filing a premarket submission (e.g., premarket notification, premarket approval application, or De Novo classification request) for FDA review.
On January 31, 2024, the FDA issued a final rule amending the device current good manufacturing practice (CGMP) requirements of the QSR under 21 CFR
820 to align more closely with the international consensus standard for Quality
Management Systems for medical devices (ISO 13485:2016) used by many other global regulatory authorities. The QMSR final rule took effect on February
2, 2026, two years after publication. The QMSR incorporates ISO
13485:2016 by reference and maintains certain FDA requirements from the
QSR related to record keeping and medical device reporting. As QIAGEN’s
QMS is already certified to ISO 13485:2016, the change will have minimal impact; QIAGEN has completed a gap analysis and is progressing towards implementation of identified actions.
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
Premarket Approval
The PMA process is more complex, costly and time consuming than either the
510(k) process or the De Novo classification process. A PMA must be supported by more detailed and comprehensive scientific evidence, including

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 207

Government Regulations
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
We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an IDE will have to be completed before the PMA may be submitted. On 25 November
2025, FDA formally proposed down-classifying nucleic acid-based test systems for use with a corresponding approved oncology therapeutic product. When finalized (expected in 2026), many QIAGEN companion-diagnostic devices will be able to use the 510(k) or de Novo pathways instead of the PMA pathway. Clinical studies will still be required, some requiring an IDE where the risk level of the study is more than minimal.
The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 208

Government Regulations
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
A subset of products intended for non-clinical use are those that are sold for research purposes and are therefore labeled “For Research Use Only” (RUO).
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
HIPAA and Other Privacy and Security Laws
The Health Insurance Portability and Accountability Act of 1996 (HIPAA)
established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (Covered Entities), as well as individuals or entities that perform services for them involving the use, or disclosure of, individually identifiable health information or "protected health information" (PHI) under
HIPAA. Such service providers are called "Business Associates." Title II of
HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions. The privacy regulations protect medical records and other PHI by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The
HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures to maintain the security of PHI.
Congress subsequently enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American
Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened
HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for
Covered Entities and Business Associates.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 209

Government Regulations
Under HITECH's breach notification requirements, Covered Entities must report breaches of PHI that has not been encrypted or otherwise secured. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media.
Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.
Our Redwood City entity serves in some cases as a Business Associate to customers who are subject to the HIPAA regulations. In this capacity, we maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/
or administrative enforcement and increased civil and criminal penalties for non-compliance, including a four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of PHI are promptly detected and reported within the Company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.
California has also adopted the California Consumer Privacy Act of 2018, or
CCPA, which took effect on January 1, 2020 and became enforceable by the state attorney general on July 1, 2020. The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the
State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches.
The regulations issued under the CCPA have been modified several times.
Additionally, the California Privacy Rights Act, or CPRA, was approved by
California voters in the November 2020 election. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions became effective on January 1, 2023. There are also several federal privacy proposals under consideration in Congress in 2026, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.
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
Cyber Security and Artificial Intelligence
The FDA has recently published new guidances for industry to regulate significant aspects of cyber security and artificial intelligence and more are expected to come at the time of closing this report. QIAGEN is taking measures to update either standalone software or software driving IVD instruments to fulfill the most recent requirements.
Additionally, we are subject to emerging regulations and guidelines with respect to other activities, including operational use of artificial intelligence (AI)
tools. AI is increasingly shaping industries worldwide, including Life Sciences

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 210

Government Regulations
and healthcare. AI innovation introduces risks and challenges that could impact our business in a variety of ways unrelated to FDA’s oversight of cyber devices.
Potential risks include breaches of confidentiality and privacy obligations, noncompliance with emerging laws and regulations, threats to intellectual property rights, including not only the leakage of our proprietary information but also the risk that AI-generated outputs may infringe third-party intellectual property rights, and the misuse of personally identifiable information or PHI. In the United States, more than thirty states regulate AI or are considering proposed legislation that would regulate AI and its use in healthcare, including
California, Texas, and Massachusetts. Generally, such regulations aim to protect individuals such as consumers, employees, and/or job applicants from bias, discrimination, and invasion of privacy and to promote transparency with respect to use of AI by companies.
The U.S. Federal Trade Commission (FTC) also recently published guidance for companies selling genetic testing products on securing DNA data and outlined enforcement priorities, anticipating close monitoring of genetic testing companies’ use of AI, including DNA algorithms. The FTC guidance instructs companies to safeguard consumers from potential detrimental effects of AI usage such as bias, invasion of privacy, and accuracy; notes that protection of genetic data is FTC’s top priority; and reminds companies to prepare notices regarding their collection, use, and disclosure of genetic information and to consider affirmative express consent requirements.
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
Claims including items or services resulting from a violation of the AKS also constitute a false or fraudulent claim for purposes of the False Claims Act.
In addition to the federal AKS, many states have their own anti-kickback laws.
Often, these laws closely follow the language of the federal law, although they

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 211

Government Regulations
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
The federal criminal statute prohibiting false statements relating to healthcare matters prohibits, in pertinent part, knowingly and willfully (i) falsifying, concealing, or covering up a material fact, or (ii) making a materially false, fictitious, or fraudulent statement or representation, or making or using any materially false writing or document knowing that writing or document to contain any materially false, fictitious, or fraudulent statements, in connection with the delivery of or payment for healthcare benefits, items, or services. This statute also applies to healthcare benefit programs. A violation of this statute may result in fines or imprisonment.
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
exclusion from participation in federal healthcare programs, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 212

Government Regulations
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
Environment, Health and Safety
We are subject to laws and regulations related to the protection of the environment, the health and safety of our employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the United
States. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as
HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S.
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
conduct of product authorization, pricing and reimbursement vary greatly from country to country. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 213

Government Regulations
regulatory authorizations, product recalls, seizure of products, operating restrictions, or criminal prosecution.
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including commercial insurers (which might include health maintenance organizations and preferred provider organizations); government healthcare programs (such as Medicare or Medicaid); and, in many cases, the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business.
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
A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or a
PLA Code or both. In addition, Z-Code identifiers are unique five-character

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 214

Government Regulations
alphanumeric codes associated with a specific molecular diagnostic test. When a claim is submitted to a payor for molecular diagnostic testing, it includes the associated CPT code and, if required, the applicable Z-Code identifier.
Assignment of a specific CPT code can facilitate but does not guarantee routine processing and payment for a diagnostic test by both commercial insurers and government payors.
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
CMS reimbursement rates for clinical diagnostic tests are defined by CPT and
HCPCS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the
AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker-specific
CPT codes together to describe the testing performed. CMS issued final national reimbursement amounts for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.
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
Since December 2019, Congress has passed a series of laws to modify
PAMA’s statutory requirements related to the data reporting period and phase-
in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, the Consolidated Appropriations Act of 2026 (Pub. L. 119-75,
enacted February 3, 2026) further delayed the reporting requirement as well as the application of the 15 percent phase-in reduction. Under these statutory provisions, the next data reporting period for CDLTs that are not ADLTs will be
May 1, 2026 through July 31, 2026, and will be based on the most recent data collection period of January 1, 2025 through June 30, 2025. After this data reporting period, the three-year data reporting cycle for these tests will resume (e.g., 2029, 2032, etc.).
This same series of laws passed since December 2019 also modified the phase-
in of payment reductions resulting from private payor rate implementation so that a 0.0 percent reduction limit was applied for calendar years 2021 through
2026, as compared to the payment amounts for a test the preceding year. The
Consolidated Appropriations Act of 2026 further applied a 0.0 reduction limit for calendar year 2026. As a result, payment may not be reduced by more

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 215

Government Regulations
than 15 percent per year for calendar years 2027, 2028, and 2029, as compared to the payment amount established for a test the prior year.
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
medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions which, again, can vary by country.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 216

Exchange Controls
There are currently no limitations, either under the laws of the Netherlands or in our Articles of Association, to the rights of shareholders from outside the
Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in the Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 217

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
the SEC, from which the public may obtain any materials the Company files with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 218

Controls and Procedures
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e)
and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this Annual Report. Based on that evaluation, they concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act: (1) is recorded, processed, summarized and reported within the time periods specified in the
SEC’s rules and forms, and (2) is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in 2013 by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO) in the Internal Control-
Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated
Framework, management believes that, as of December 31, 2025, our internal control over financial reporting is effective. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Parse Biosciences, Inc. which is included in the 2025 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 4.59% of total assets as of December 31, 2025 and 0.33% of revenues for the year then ended. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.
Attestation Report of the Independent Registered Public
Accounting Firm
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2025, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Its reports are included in this Annual
Report on Form 20-F beginning on page 91.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 219

Controls and Procedures
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 220

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. QIAGEN GmbH, our subsidiary located in Hilden, Germany, has conducted limited business with certain Iranian and Syrian entities consisting of sales for our consumables and instrumentation products. In 2025, sales to Iran totaled $1.2 million, or approximately 0.06% of our consolidated net sales, and were primarily for consumables labelled for use in diagnostic testing for tuberculosis
(QuantiFERON tests) and the detection of amniotic fluid (AmniSure ROM test).
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
dealt with a person or entity subject to specific U.S. economic sanctions. We are continuously evaluating such activities in light of the evolving regulatory environment.

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 221

Reference Table Form 20-F

Item	Form 20-F Caption	Section	Location in this Document	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers		Not applicable.
Item 2.	Offer Statistics and Expected Timetable		Not applicable.
Item 3.	Key Information
	A. [Reserved]
	B. Capitalization and Indebtedness		Not applicable.
	C. Reasons for the Offer and Use of Proceeds		Not applicable.
	D. Risk Factors	MR	Risk Factors	27
Item 4.	Information on the Company
	A. History and Development of the Company	MR	Business and Operating Environment	6
	B. Business Overview	MR	Conflict Minerals	6
		MR	Strategy, Business Model and Value Chain	7
		APP	Government Regulations	203
	C. Organizational Structure	MR	Company Overview	6
		EX	List of Subsidiaries	225
	D. Property, Plants and Equipment	MR	Description of Property	22
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	MR	Operating Results	43
	B. Liquidity and Capital Resources	MR	Liquidity and Capital Resources	48
	C. Research and Development, Patents and Licenses, etc.	MR	Research and Development	19
		MR	Intellectual Property, Proprietary Rights and Licenses	20

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 222

Reference Table Form 20-F

Item	Form 20-F Caption	Section	Location in this Document	Page

		MR	Research and Development	46
Item 5.	D. Trend Information	MR	Operating Results	43
	E. Critical Accounting Estimates	MR	Critical Accounting Estimates	53
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	CG	Supervisory Board Members	68
		MR	Managing Board	64
	B. Compensation	CG	Compensation of Managing Board Members and Supervisory Directors	85
	C. Board Practices	CG	Managing Board	64
			Supervisory Board	66
	D. Employees	MR	Employees	23
	E. Share Ownership	CG	Share Ownership	89
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation		Not applicable.
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	CG	Major Shareholders	75
	B. Related Party Transactions	FS	Note 24. Related Party Transactions	182
	C. Interests of Experts and Counsel		Not applicable.
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	FS	Consolidated Financial Statements	90
		MR	Policy on Dividend Distribution	53
		MR	Legal Proceedings	48
	B. Significant Changes		Other than the information set forth herein, there have been no significant changes since December 31, 2025.
Item 9.	The Offer and Listing
	A. Offer and Listing Details	QS	QIAGEN Shares	57
	B. Plan of Distribution		Not applicable.
	C. Markets	QS	QIAGEN Shares	57

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 223

Reference Table Form 20-F

Item	Form 20-F Caption	Section	Location in this Document	Page

	D. Selling Shareholders		Not applicable.
	E. Dilution		Not applicable.
	F. Expenses of the Issue		Not applicable.
Item 10.	Additional Information
	A. Share Capital		Not applicable.
	B. Memorandum and Articles of Association	APP	Memorandum and Articles of Association	184
	C. Material Contracts		Not applicable.
	D. Exchange Controls	APP	Exchange Controls	216
	E. Taxation	APP	Taxation	197
	F. Dividends and Paying Agents		Not applicable.
	G. Statement by Experts		Not applicable.
	H. Documents on Display	APP	Documents on Display	217
	I. Subsidiary Information		Not applicable.
	J. Annual Report to Security Holders		We will submit our Annual Report to our security holders when required in response to the requirements of Form 6-K, in electronic format in accordance with the EDGAR Filer Manual.
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	MR	Quantitative and Qualitative Disclosures about Market Risk	51
Item 12.	Description of Securities Other than Equity Securities		Not applicable.

Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures	APP	Controls and Procedures	218
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert	CG	Audit Committee	69
Item 16B.	Code of Ethics	CG	Corporate Code of Conduct and Ethics and Whistleblower Policy	81
Item 16C.	Principal Accountant Fees and Services	APP	Principal Accountant Fees and Services	196

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 224

Reference Table Form 20-F

Item	Form 20-F Caption	Section	Location in this Document	Page

Item 16D.	Exemptions from the Listing Standards for Audit Committees		Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable.
Item 16F.	Change in Registrant’s Certifying Accountant		Not applicable.
Item 16G.	Corporate Governance	CG	NYSE Exemptions	84
Item 16H.	Mine Safety Disclosure		Not applicable.
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable.
Item 16J.	Insider Trading Policies	CG	Insider Trading Policy	81
Item 16K.	Cybersecurity	CG	Cyber Security	80

Part III
Item 17.	Financial Statements		See Item 18.
Item 18.	Financial Statements	FS	Consolidated Financial Statements	90
Item 19.	Exhibits	EX	Exhibit Index	225

This document includes references to certain information contained on QIAGEN's website. The information contained on QIAGEN's website is not incorporated by reference and does not form part of this document.

Section abbreviations:
APP	Appendices
CG	Corporate Governance
EX	Exhibit Index
FS	Financial Statements
MR	Management Report
QS	QIAGEN Shares

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 225

Exhibit Index

Exhibit No.	Description		Incorporated by reference
		Filed herewith	Form	Exhibit	Filing date

1.1	Articles of Association as confirmed by notarial deed as of January 7, 2026 (English translation)	*
2.1	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of June 19, 2017		20-F	2.11	March 6, 2018
2.2	Global Bearer Bond Representing Convertible Bonds due 2027 dated as of December 17, 2020		20-F	2.12	March 5, 2021
2.3	Purchase Agent Agreement dated as of December 10, 2020		20-F	2.13	March 5, 2021
2.4	Subscription Agreement dated as of December 10, 2020		20-F	2.14	March 5, 2021
2.5	Schuldscheindarlehensvertrag Form of Loan Agreement dated as of July 13, 2022		20-F	2.13	March 13, 2023
2.6	Namensschuldverschreibungen Agreement dated as of August 16, 2022		20-F	2.14	March 13, 2023
2.7	Global Bearer Bond Representing Convertible Bonds due 2031 dated as of September 5, 2024		20-F	2.7	March 31, 2025
2.8	Purchase Agent Agreement dated as of September 4, 2024		20-F	2.8	March 31, 2025
2.9	Subscription Agreement dated as of September 3, 2024		20-F	2.9	March 31, 2025
2.10	Description of Securities		20-F	2.12	March 2, 2020
2.11	Global Bearer Bond Representing Convertible Bonds due 2032 as of September 4, 2025	*
2.12	Purchase Agent Agreement dated as of August 29,2025	*
2.13	Subscription Agreement dated as of August 28, 2025	*
4.1	QIAGEN N.V. 2014 Stock Plan		S-8	99.1	April 2, 2015
4.2	QIAGEN N.V. 2023 Stock Plan		S-8	99.1	May 30, 2024
8.1	List of Subsidiaries	*
11.1	QIAGEN N.V. Insider Trading Policy		20-F	11.1	March 11, 2024
12.1	Certification under Section 302; Thierry Bernard, Managing Director and Chief Executive Officer	*
12.2	Certification under Section 302; Roland Sackers, Managing Director and Chief Financial Officer	*
13.1	Certifications under Section 906; Thierry Bernard, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer	*
15.1	Consent of Independent Registered Public Accounting Firm	*
15.2	Consent of Independent Registered Public Accounting Firm	*
97.1	QIAGEN N.V. Clawback Policy		20-F	97.1	March 11, 2024
101	Inline XBRL Interactive Data File	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

QIAGEN N.V. | Financial Report 2025	Management Report	Corporate Governance	Financial Statements	Appendices	Page 226

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.
Dated:	March 19, 2026
		By:	/s/ Thierry Bernard
Thierry Bernard, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer